Form 20-F
period 2002-12-31
P T INDONESIAN SATELLITE CORP
filed 2003-06-30
CIK 929700

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 20-F
                                 ANNUAL REPORT

                      PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2002 Commission File number: 1-13330

                               -----------------

                   PT Indonesian Satellite Corporation Tbk.
            (Exact name of Registrant as specified in its charter)

                               -----------------

                       Indonesian Satellite Corporation
                         (A limited liability company)
                (Translation of Registrant's name into English)

                               -----------------

                             REPUBLIC OF INDONESIA
                (Jurisdiction of incorporation or organization)

                               -----------------

                               Indosat Building
                         Jalan Medan Merdeka Barat, 21
                          Jakarta 10110 -- Indonesia
                              (62) (21) (3802614)
         (Address and telephone number of principal executive offices)

                               -----------------

   Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                                       Name of each exchange
                                                                        on which registered
-                                                                     ------------------------
American Depositary Shares representing 10 Series B Shares, par value
   500 Rupiah per share.............................................. New York Stock Exchange
Series B shares, par value 500 Rupiah per share...................... New York Stock Exchange*

   Securities registered or to be registered pursuant to Section 12 (g) of the Act.

                                     None

   Securities for which there is a reporting obligation pursuant to Section 15
(d) of the Act.

                                     None

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         Series A shares, par value 500 Rupiah per share             1
         Series B shares, par value 500 Rupiah per share 1,035,499,999

   Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]    No [_]

   Indicate by check mark with financial statement item the Registrant has elected to follow:

                          Item 17 [X]    Item 18 [_]
--------
* The series B shares were registered in connection with the registration of the American Depositary Shares. The Series B Shares are not listed for trading on the New York Stock Exchange.

================================================================================

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
CERTAIN DEFINED TERMS.....................................................   1

FORWARD-LOOKING STATEMENTS................................................   1

GLOSSARY..................................................................   2

                                       PART I

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........   6

ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE.........................   6

ITEM 3:   KEY INFORMATION.................................................   6

ITEM 4:   INFORMATION ON THE COMPANY......................................  23

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................  61

ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................  84

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............  94

ITEM 8:   FINANCIAL INFORMATION...........................................  97

ITEM 9:   THE OFFER AND LISTING...........................................  98

ITEM 10:  ADDITIONAL INFORMATION.......................................... 101

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK....... 110

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......... 114

                                      PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................. 114

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
          OF PROCEEDS..................................................... 114

ITEM 15:  CONTROLS AND PROCEDURES......................................... 114

ITEM 16A: RESERVED........................................................ 114

ITEM 16B: RESERVED........................................................ 114

ITEM 16C: RESERVED........................................................ 114

                                      PART III

ITEM 17:  FINANCIAL STATEMENTS............................................ 114

ITEM 18:  FINANCIAL STATEMENTS............................................ 115

ITEM 19:  FINANCIAL STATEMENTS AND EXHIBITS............................... 115

                             CERTAIN DEFINED TERMS

   All references herein to "Indonesia" are references to the Republic of Indonesia. All references to the "Government" are references to the government of Indonesia. References to "United States" or "U.S." are to the United States of America. References to "China" or "PRC" are to the People's Republic of China, references to "Hong Kong" are to the Hong Kong Special Administrative Region of the PRC and references to "Taiwan" are to the island of Taiwan and other areas under the effective control of the Republic of China.

   All references to "we," "us," "our" or the "Company" are references to PT Indonesian Satellite Corporation Tbk. and its subsidiaries. All references to "Indosat" are references only to PT Indonesian Satellite Corporation Tbk., but not its subsidiaries. "Common Stock" refers to our Series B shares, par value 500 rupiah per share.

   Unless otherwise specified, references to "U.S. dollars" or "US$" are to the lawful currency of the United States, references to "(Yen)" or "Japanese Yen" are to the lawful currency of Japan and references to "Rupiah" or "Rp." are to the lawful currency of Indonesia. Certain terms used herein are defined in the "Glossary". Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, our financial information has been presented in Rupiah in accordance with Indonesian GAAP and is presented on a consolidated basis.

   Solely for the convenience of the reader, certain Rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Rupiah is based on the Indonesian Central Bank Rate for December 31, 2002, which was Rp. 8,940 to US$1.00. The exchange rate of Rupiah for U.S. dollars on June 23, 2003 was Rp. 8,253 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Rupiah. No representation is made that the Rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Rupiah, as the case may be, at any particular rate or at all. See "Key Information--Exchange rate information" for further information regarding rates of exchange between Rupiah and U.S. dollars.

                          FORWARD-LOOKING STATEMENTS

   Certain statements contained in this Form 20-F, including those statements contained under the captions "Information on the Company" and "Operating and Financial Review and Prospects" that are not statements of historical fact, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as "believes," "expects," "may," "will," "would," "could," "plans," "projects" or "anticipates," the negatives of such terms or comparable terms. In addition to the statements contained in this Form 20-F, we (or our commissioners, directors or officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Indosat (including its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries and filings with the New York Stock Exchange or other stock exchanges.

   Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. Such risks and uncertainties include in particular (but are not limited to) the risks and uncertainties related to: economic and political circumstances in Indonesia, including without limitation currency volatility and inflation; international net settlement rates; the regulatory structure in Indonesia, including without limitation Government policies with respect to exclusivity, competition, interconnection and tariffs in the telecommunications industry; the development and implementation of new technologies; and competition affecting our services and products. No assurance can be given that the results anticipated by us, or indicated by any such forward-looking statements, will be achieved.

                                   GLOSSARY

   The explanations of technical terms set forth below are intended to assist the reader to understand such terms, but are not intended to be technical definitions.

"analog"......... means a signal, whether voice, video or data, which is transmitted in similar, or analogous signals; is commonly used to describe telephone transmission and/or switching services that are not digital.

"ARPU"........... (Average Revenue Per User) refers to an evaluation statistic in connection with a network operator's subscriber base.

"ATM"............ (Asynchronous Transfer Mode) refers to the standard packet-switching protocol for transmitting and receiving data via uniform 53-byte cells, allowing for data transmission speeds surpassing 600 Mbps.

"backbone"....... means the highest level in hierarchical network and designed to carry the heaviest traffic. Backbones are either switched (using ATM, frame relay or both) or routed (using only routers and no switches). The transmission links between nodes or switching facilities might consist of microwave, submarine cable, satellite, optical fiber or other transmission technology.

"bandwidth"...... means the capacity of a communication link.

"Bank Mandiri"... means P.T. Bank Mandiri (Persero).

"base station"... means base transceiver station transmitter and receiver which serves as a bridge between all mobile users in a cell and connects mobile calls to the mobile switching center.

"Bimagraha"...... means P.T. Bimagraha Telekomindo.

"bits per second" means a measure of digital transmission speed.

"BCA"............ means P.T. Bank Central Asia Tbk.

"BNI"............ means P.T. Bank Negara Indonesia (Persero) Tbk.

"BRI"............ means P.T. Bank Rakyat Indonesia (Persero).

"CDMA"........... (Code Division Multiple Access) refers to a wide-band spread-spectrum network technology.

"channel"........ means the communication path for transmitting voice or non-voice signals.

"churn".......... means the subscriber disconnections for a given period, determined by dividing the sum of voluntary and involuntary deactivations during the period by the average number of subscribers for the same period.

"circuit"........ means the physical connection (or path) of channels, conductors and equipment between two given points through which an electric current may be established and includes both sending and receiving capabilities.

"CRM"............ means Customer Relationship Management.

"CTPI"........... means P.T. Cipta Televisi Pendidikan Indonesia.

"dial up"........ refers to where an Internet or data user establishes a connection or access to the Internet or another network by dialing in, typically using a modem. The alternative is a dedicated connection which has near-instant access and does not require a new connection to be established each time.

"digital"........ means, in the context of recording or computing, the use of a binary code to represent information.


"digital switching". means a connection in which binary encoded information is routed between an input and an output port by means of time-division multiplexing rather than by a dedicated circuit.

"digital technology" means the telecommunications technology in which audio signals entering a telephone mouthpiece are digitally coded and then used to modulate a series of short impulses that are transmitted over a fixed line telephone network or wireless network.

"DLD"............... (Domestic Long Distance) refers to long distance telecommunications services within one country, including telephone calls and leased line services.

"dual band"......... means the capability for mobile network infrastructure and handsets to operate across two frequency bands, for example, GSM 900 and GSM
                     1800.

"Enkomindo"......... means P.T. Alcatel Enkomindo.

"Excelcomindo"...... means P.T. Excelcomindo Pratama.

"fiber optic cable". means cables using fiber optic and laser technology, whereby modulating light beams representing data are transmitted through thin filaments of glass.

"frame relay"....... means a form of packet switching usable in a PSDN using larger packets and requiring more sophisticated error checking than traditional forms of packet switching (also referred to as "frame net" in our audited consolidated financial statements included herein).

"gateway"........... is a point of entrance and exit into a country's communications network.

"Gbps".............. means gigabits (10/9/) per second, which is a measure of digital transmission speed.

"GPRS".............. (General Packet Radio Services) refers to a new non-voice value-added services that allows information to be sent and received across a mobile telephone network at higher speed.

"GSM"............... (Global System for Mobile telephones) refers to a European standard for digital cellular telephones.

"IBRA".............. means Badan Penyehatan Perbankan Nasional or the Indonesian Bank
                     Restructuring Agency.

"ICL"............... means Indonesia Communications Limited.

"IDD"............... (International Direct Dialing) is a service that allows a user to make international calls without using a telephone operator.

"IM3"............... means P.T. Indosat Multi Media Mobile.

"IMM"............... means P.T. Indosat Mega Media.

"Intelsat".......... (International Telecommunications Satellite Organization) refers to a worldwide consortium of global international satellite communications organizations which owns and operates a number of telecommunication satellites.

"IP"................ (Internet Protocol) refers to the method by which data is sent from one computer to another on the Internet.

"ISDN".............. (Integrated Service Digital Network) is a system which allows simultaneous end-to-end (terminal-to-terminal) transmission of voice, data, video and still images.


"ISP"................... (Internet Service Provider) means a company that provides access to the
                         Internet for corporate and residential customers by providing the interface to the Internet backbone.

"JSX"................... means the Jakarta Stock Exchange.

"Kbps".................. means kilobits (10/3/) per second, which is a measure of digital transmission speed.

"KSEI".................. means P.T. Kustodian Sentral Efek Indonesia.

"KPEI".................. means P.T. Kliring Penjaminan Efek Indonesia.

"KSO"................... means "Kerjasama Operasi", or joint operating scheme.

"LAN"................... (Local Area Network) refers to a short-distance network designed to connect computers within a localized environment to enable the sharing of data and other communication. A LAN may include work/station, printers and high-speed modems located in the same geographical area for the purpose of sharing files, programs and various other devices. A LAN may also include a dedicated computer or file server that provides a centralized source of shared files and programs.

"Lintasarta"............ means P.T. Aplikanusa Lintasarta.

"Mbps".................. means megabits (10/6/) per second, which is a measure of digital transmission speed.

"MGTI".................. means P.T. Mitra Global Telekomunikasi Indonesia.

"MHz"................... (megahertz) refers to a unit of measurement of transmission frequency. One megahertz equals one million cycles per second.

"MIDI".................. means multimedia, data communications and internet.

"MIU Km"................ means a unit of capacity in a submarine cable, which consists of two one-half interests in a MIU multiplied by the distance in unit kilometers.

"MoC"................... means the Ministry of Communications of the Republic of Indonesia.

"network infrastructure" means the fixed infrastructure equipment consisting of optical fiber cable, copper cable, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals from and to subscriber equipment and/or between wireless network and fixed network.

"penetration rate"...... means the percentage of total population in a national or regional area subscribing to a given telecommunications services.

"PSDN".................. (Packet Switched Data Network) refers to a network using a switch device that sends packets of data through the network to remote locations (also referred to as "packet net" in our audited consolidated financial statements included herein).

"PSTN".................. (Public Switched Telephone Network) refers to a fixed telephone network operated and maintained by Telkom and the KSOs for and on behalf of
                         Telkom, the primary provider of domestic telephone service.

"roaming"............... means the cellular service that permits subscribers of one network to use their cellular telephones in another operator's network.


"SAK".................... means Standar Akuntansi Keuangan, the Indonesian financial accounting standards.

"Satelindo".............. means P.T. Satelit Palapa Indonesia.

"satellite earth station" means an antenna and associated equipment to send and receive signals to and from a satellite. Among the antenna standards recognized by Intelsat are Standard A for antennas with a diameter of a minimum of 18 meters,
                          Standard B for antennas with a diameter of less than 18 meters and
                          Standard F for antennas with a diameter of nine meters. Smaller antennas have less capacity.

"SFAS"................... means Statement of Financial Accounting Standards.

"SIM" or "SIM card"...... (Subscriber Identity Module) refers to the "smart" card designed to be inserted into a mobile telephone and which contains all subscriber-related data such as phone numbers, service details and memory for storing messages.

"Sisindosat"............. means P.T. Sisindosat Lintasbuana.

"SMS".................... (Short Message Service) refers to a means to send or receive alphanumeric messages to or from mobile telephones.

"SSX".................... means Surabaya Stock Exchange.

"STT".................... means Singapore Technologies Telemedia Pte. Ltd.

"switch"................. means a mechanical, electrical or electronic device, which opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic on the PSTN and other telecommunications networks.

"Telkom"................. means Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk.

"Telkomsel".............. means P.T. Telekomunikasi Selular.

"VoIP"................... (Voice over Internet Protocol) refers to a means of sending voice information using IP. The voice information is transmitted in discrete packets in digital form rather than the traditional circuit-committed protocols of the PSTN, thereby avoiding the tolls charged by conventional long-distance service providers.

"VPN".................... (Virtual Private Network) refers to a "virtual" network constructed by connecting computers together over the Internet and encrypting their communications.

"VSAT"................... (Very Small Aperture Terminal) refers to a relatively small satellite dish, typically 1.5 to 3.8 meters in diameter, placed at users' premises and used for two-way data communications using satellite.

"WAP".................... (Wireless Application Protocol) refers to an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, websites, financial information, on-line banking information and entertainment (infotainment), games and micro payments.

"x.25"................... means a widely-used dated packet-switching standard that has been partly replaced by frame relay.

                                    PART I

Item 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

   Not Applicable.

Item 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

   Not Applicable.

Item 3:  KEY INFORMATION

Selected Financial Data

   The following table presents our selected consolidated financial information and operating statistics for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere herein. Our audited consolidated financial statements are stated as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002. Our consolidated financial statements as of and for the year ended December 31, 2000 were audited by Siddharta, Siddharta & Widjaja, the member firm of KPMG International in Indonesia. Our consolidated financial statements as of and for the year ended December 31, 2001 were audited by Prasetio Utomo & Co. (then a member of Andersen Worldwide, SC, in Indonesia), except with respect to P.T. Satelit Palapa Indonesia ("Satelindo")'s consolidated financial statements, which were audited by Siddharta, Siddharta & Widjaja. Our consolidated financial statements as of and for the year ended December 31, 2002 have been audited by Prasetio, Sarwoko & Sandjaja, the member firm of Ernst & Young Global in Indonesia.

   Our 1999 and 2000 audited consolidated financial statements were restated in 2001 to include our equity in Satelindo (previously accounted for by the cost method) and to consolidate the net assets of P.T. Aplikanusa Lintasarta ("Lintasarta") (previously accounted for by the equity method), as if these acquisitions took place at the beginning of the earliest period presented in the 1999 audited consolidated financial statements. Pursuant to Item 3.A.1 of Form 20-F, selected financial data for the period ended December 31, 1998 has not been presented on a restated basis as it would require unreasonable effort or expense on our part.

   Such audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See "Operating and Financial Review and Prospects" and Notes 39 to 41 of the Notes to our audited consolidated financial statements contained elsewhere herein, which provide a description of certain material differences between Indonesian GAAP and U.S. GAAP, as they relate to us and a reconciliation to the amount of U.S. GAAP net income for each of the years ended December 31, 2000, 2001, and 2002 and the amount of U.S. GAAP stockholders' equity as of December 31, 2001 and 2002.

---------------------------------------------------------------------------------------------------------------------------------
                                                                               For the Years Ended December 31,
                                                              -------------------------------------------------------------------
                                                              Not Restated
                                                              -------------
                                                                  1998        1999       2000       2001       2002       2002
-                                                             -------------------------------------------------------------------
                                                                  Rp.         Rp.        Rp.        Rp.        Rp.     US$ /(1)/
                                                                             ( Rp. in billions; US$ in millions )
Income Statement Data :
Indonesian GAAP :
   Total Operating Revenues
      Cellular...............................................           --        --         --    1,769.9    3,271.7      366.0
      International calls....................................      1,762.6   2,315.8    2,184.0    2,157.5    2,137.9      239.1
      Multimedia, data communication, Internet...............        272.1     613.6      731.7    1,105.1    1,263.0      141.3
      Other services.........................................         73.5      75.3       76.5      105.6       94.4       10.6
                                                                 --------- ---------  ---------  ---------  ---------  ---------
         Total...............................................      2,108.2   3,004.7    2,992.2    5,138.1    6,767.0      756.9
Total Operating Expenses
      Depreciation...........................................         98.5     152.6      189.9    1,011.6    1,723.9      192.8
      Compensation to telecommunications carriers and
       service providers.....................................        345.7     534.2      555.4      597.5      609.6       68.2
      Others.................................................        556.9     679.2      771.6    1,700.2    2,521.6      282.1
                                                                 --------- ---------  ---------  ---------  ---------  ---------
         Total...............................................      1,001.1   1,366.0    1,516.9    3.309.3    4,855.1      543.1
Operating income.............................................      1,107.1   1,638.7    1,475.3    1,828.8    1,911.8      213.9
Other income (expenses)--net.................................        337.4     (21.9)     794.3      177.4     (640.6)     (71.7)
Equity in net income of associated companies.................         89.3     594.7       83.4      132.3       72.3        8.1
   Minority interest in net loss (income) of subsidiaries ...          0.2     (17.7)     (23.2)    (273.5)     (27.1)      (3.0)
   Income tax expense--net...................................        391.6     599.0      687.7      412.2      774.4       86.6
   Pre-acquisition income/(8)/...............................           --        --         --         --     (205.9)     (23.0)
   Net income................................................      1,142.4   1,594.8    1,642.1    1,452.8      336.3       37.6
   Weighted average number of shares outstanding/(2)/........    1,035,500 1,035,500  1,035,500  1,035,500  1,035,500  1,035,500
   Basic earnings per share/(2)/.............................      1,103.2   1,540.1    1,585.8    1,403.0      324.7       0.04
   Dividends declared per share/(2)/.........................        425.1     666.0      610.1      561.2         --         --
   Dividends declared per share (in US$)/(2)(4)/.............          0.1       0.1        0.1        0.1         --         --
   Dividends declared per ADS (in US$)/(2)(3)(4)/............          0.5       0.9        0.6        0.6         --         --
U.S. GAAP :/(5)/
   Net income................................................      1,041.8   1,649.5    1,624.5    1,543.1      883.5      98.83
   Basic earnings per share/(2)(6)/..........................      1,006.1   1,593.0    1,568.8    1,490.2      853.2       0.10
   Basic earnings per ADS/(2)(3)(6)/.........................     10,060.7  15,929.5   15,687.9   14,901.9   8,532.14       0.95
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                                         At December 31,
                                                      ------------------------------------------------------
                                                      Not Restated
                                                      -------------
                                                          1998      1999    2000     2001     2002    2002
------------------------------------------------------------------------------------------------------------
                                                          Rp.       Rp.     Rp.      Rp.      Rp.    US$(1)
                                                               ( Rp. in billions; US$ in millions )
Balance Sheet Data :
Indonesian GAAP :
  Assets
   Current assets....................................   2,293.1    2,810.9 3,706.7  8,835.5  5,140.1   575.0
   Due from related parties..........................      31.0       42.0    35.3     47.5     40.4     4.5
   Deferred tax assets--net..........................      10.0       40.8    39.9    234.1    123.1    13.8
   Long-term investments.............................   1,394.9    1,649.1 1,732.4    494.4    433.8    48.5
   Property and equipment--net.......................   1,083.4    1,462.5 1,524.4  9,468.9 11,759.3 1,315.4
   Goodwill--net.....................................        --         --      --  2,410.1  3,711.9   415.2
   Other non-current assets..........................      66.6      146.9   275.8    858.2    793.8    88.8
                                                        -------    ------- ------- -------- -------- -------
      Total assets...................................   4,879.0    6,152.2 7,314.5 22,348.7 22,002.5 2,461.1
  Liabilities
   Current liabilities...............................     874.0      653.3   769.8  5,511.6  3,182.5   356.0
   Due to related parties............................       1.3    2,575.8 2,561.8     10.0     20.7     2.3
   Deferred tax liabilities--net.....................     153.8      283.3   340.3    104.2    522.3    58.4
   Long term debts...................................      23.6      132.2   149.3  2,211.0  3,357.2   375.5
   Bonds Payable.....................................        --         --      --  3,324.0  3,957.1   442.6
   Other non current liabilities.....................        --       27.6    42.0    209.3    221.8    24.8
      Total liabilities..............................   1,052.7    3,672.2 3,863.2 11,370.0 11,261.6 1,259.7
  Minority interest..................................       8.9       79.1    92.4    239.0    137.4    15.3
  Stockholders' equity...............................   3,817.4    2,400.9 3,358.9 10,739.7 10,603.4 1,186.1
                                                        -------    ------- ------- -------- -------- -------
      Total liabilities and stockholders' equity.....   4,879.0    6,152.1 7,314.5 22,348.7 22,002.5 2,461.1
U.S. GAAP :/(5)/
  Total assets.......................................   4,716.8    5,784.2 7,162.4 22,024.4 22,508.6 2,517.7
  Total stockholders' equity.........................   3,691.7    2,071.7 3,019.2 10,490.2 10,901.2 1,219.4
------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                                      Years Ended December 31,
                                               --------------------------------------
                                                1998   1999    2000    2001    2002
-------------------------------------------------------------------------------------
Operating Data /(7)/
Percentage Increase from Prior Period :
  Operating revenues..........................  44.71  42.52   (0.42)  71.72    31.7
  Operating income............................  59.23  48.02   (9.97)  23.96    4.54
  Net income..................................  79.48  39.60    2.98  (11.53) (76.85)
  Total assets................................  37.87  26.10   18.89  205.54   (1.55)
  Total stockholders' equity..................  35.40 (37.11)  39.90  219.74   (1.27)
Operating Ratios (expressed as a percentage) :
  Operating income to operating revenues......  52.51  54.54   49.30   35.59   28.25
  Operating income to stockholders' equity....  29.00  68.25   43.92   17.03   18.03
  Operating income to total assets............  22.69  26.64   20.17    8.18    8.69
  Net profit margin...........................  54.19  53.08   54.88   28.27    4.97
  Return on equity............................  29.93  66.43   48.89   13.53    3.17
  Return on assets............................  23.42  25.92   22.45    6.50    1.53
Financial Ratios (expressed as a percentage) :
  Current ratio............................... 262.38 430.26  481.51  160.31  161.52
  Debt to equity ratio........................  27.58 156.25  117.76  108.09  107.50
  Total liabilities to total assets...........  21.58  60.97   54.08   50.88   51.18
-------------------------------------------------------------------------------------

--------
(1) Translated into dollars based on a conversion rate of Rp. 8,940 = US$1.00, the Indonesian Central Bank Rate on December 31, 2002, which is the rate in the audited consolidated financial statements. See also "--Exchange Rate Information".
(2) Shares outstanding are stated in thousands, and basic earnings per share and per ADS are reported in whole Rupiah and dollars.
(3) The basics earnings and dividends per ADS data is calculated on the basis that each ADS represents ten shares of Common Stock and does not make allowances for withholding tax to which the holders of the ADSs will be subject.
(4) Calculated using the Indonesian Central Bank Rate on each dividend payment date.
(5) U.S. GAAP amounts reflect adjustments resulting principally from differences in the accounting treatment of capitalization of interest expense, capitalization of net foreign exchange losses, revenue recognition, equity in net income (loss) of associated companies, amortization of goodwill, amortization of intangible assets, amortization of landrights, post-retirement benefit cost, minimum pension liability and deferred income tax effect of U.S. GAAP adjustments.
(6) Basic earnings per share and per ADS under U.S. GAAP for all periods presented have been computed based upon the number of shares outstanding.
(7) Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.
(8) Income on an equity investment from beginning of the year up to the date the investment was acquired during the year.

Exchange Rate Information

   The following table shows the exchange rate of Rupiah to U.S. dollars for the periods indicated. The Rupiah middle exchange rate is calculated based on the buying and selling rate of Bank Indonesia.

     ---------------------------------------------------------------------
     Period (Rupiah per US$1.00)   Period End Average/(1)(2)/   High   Low
     ---------------------------------------------------------------------
     Year ended December 31, 1998.    8,025        9,875      14,900 7,300
     Year ended December 31, 1999.    7,100        7,809       8,950 6,726
     Year ended December 31, 2000.    9,595        8,348       9,595 6,935
     Year ended December 31, 2001.   10,400       10,266      11,145 8,425
     Year ended December 31, 2002.    8,940        9,321      10,473 8,460

     Month ended December 31, 2002    8,940        8,916       8,983 8,815
     Month ended January 31, 2003.    8,876        8,901       8,968 8,836
     Month ended February 28, 2003    8,905        8,900       8,970 8,867
     Month ended March 31, 2003...    8,908        8,927       8,927 8,863
     Month ended April 30, 2003...    8,675        8,813       8,906 8,665
     Month ended May 31, 2003.....    8,279        8,430       8,675 8,165
     ---------------------------------------------------------------------

--------
Source:  Bank Indonesia
(1) The annual average exchange rates are calculated as averages of each monthly period end exchange rate.
(2) The monthly average exchange rates are calculated as averages of each daily close exchange rate.

   Bank Indonesia is the sole issuer of Rupiah and is responsible for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Rupiah to float without an announced level at which it would intervene. Since that date, the Rupiah has depreciated significantly against world currencies, from Rp. 2,530 per U.S. dollar on August 13, 1997 to a range of Rp. 7,300--Rp. 14,900 per U.S. dollar during 1998, Rp. 6,726--Rp. 8,950 per
U.S. dollar during 1999, Rp. 6,935--Rp. 9,595 per U.S. dollar during 2000, Rp. 8,425--Rp. 11,145 per U.S. dollar during 2001, and Rp. 8,460--Rp. 10,473 per
U.S. dollar during 2002. At December 31, 2002 the exchange rate was at Rp. 8,940 per U.S. dollar, compared with the exchange rate of Rp. 10,400 per U.S. dollar at December 31, 2001, reflecting annual appreciation of 14.0%. On June 23, 2003, the exchange rate was Rp. 8,253 per U.S. dollar.

Foreign Exchange and Foreign Equity Ownership Restrictions

   Foreign exchange controls were abolished in 1971, and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free from exchange controls. A number of regulations, however, have an impact on the exchange system. Bank Indonesia recently introduced regulations to restrict the movement of Rupiah from banks within Indonesia to offshore banks without underlying trade or investment reasons, thereby limiting offshore trading to existing sources of liquidity. In addition, Bank Indonesia has authority to request information and data concerning the foreign exchange activities of all people and legal entities that are domiciled in Indonesia or plan to domicile in Indonesia for at least one year.

   Prior to September 1997, foreign investors were only permitted to purchase up to 49% of shares offered in a public offer and up to 49% of the publicly listed shares of all Indonesian listed companies regardless of the nature of their activities. On September 4, 1997, such restrictions were removed for most Indonesian companies, including us.

                                 RISK FACTORS

Risks Relating to Indonesia

  Certain economic, political and financial developments in Indonesia have had an adverse effect on us and any future adverse economic developments in Indonesia will likely have an adverse effect on us.

   We are incorporated in Indonesia and substantially all of our operations, assets, revenues, operating profits and customers are located in Indonesia. As a result, future political, economic and social conditions in Indonesia, as well as certain actions and policies which the Government may, or may not, take or adopt may have a material adverse effect on our business, financial condition and results of operations. It is not possible to predict their impact on our financial condition or results of operations.

  Current political and social events in Indonesia may adversely impact our business.

   Since the collapse of President Soeharto's regime in 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia's changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on a number of occasions in the past few years.

   For example, between 2000 and 2002, thousands of persons participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Wahid and current President Megawati, as well as in response to specific issues, such as economic reforms, including fuel tariff increases and privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, actions of the former first family and the American-led military campaigns in Afghanistan and Iraq. These demonstrations generally were peaceful, but other demonstrations have turned violent and led to rioting. In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity and telephone charges. In both instances, the Government was forced to drop or substantially reduce such proposed increases. We have also been the subject of demonstrations. In 2002, as part of its policy of privatizing certain state assets, the Government disposed of a substantial part of its shareholding in Indosat (see "Major Shareholders and Related Party Transactions--Major Shareholders"). This led to a series of labor rallies and continued public debate and demonstrations.

   Recently, hostilities in the province of Aceh have reached new heights. A prior peace pact, known as the Cessation of Hostilities Agreement, has failed to maintain peace between the Free Aceh Movement (GAM) militia and the Indonesian government, and the Joint Security Committee formed by the two sides has been disbanded. Increasing tension in Aceh province has led to a recent military build-up in the province and continued outbreaks of violence, arson and social unrest. Similarly, in Papua province, continued activity by separatist rebels has led to violent incidents. Human rights violators, including those from high-ranking military positions, have recently begun to be more actively prosecuted in Indonesia, most notably with respect to Timor Leste (formerly, East Timor), Aceh, Papua (formerly Irian Jaya) and the Moluccas. However, the success of these prosecutions has been mixed, and many public commentators and demonstrators have criticized the Government's failure to prosecute human rights violations in Indonesia more vigorously.

   During the years 2002 and 2003, several bombing incidents took place in Indonesia, most significantly in Bali in October 2002, a region of Indonesia previously considered safe from the unrest affecting other parts of the country. Other bombing incidents, although on a lesser scale, have also been committed in Indonesia on a number of occasions over the past few years, including at shopping centers and places of worship. Most recently, in May 2003, a bomb exploded at the domestic terminal at Jakarta International Airport. There can be no assurance that further terrorist acts will not occur in the future. Such terrorist acts may, for example, be directed at foreigners in Indonesia or in relation to the national general elections scheduled for 2004. Such acts could also be committed in connection with the trial of those suspected of committing the bombing in Bali. Violent acts, arising from and leading to instability and unrest have in the past had, and could continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, and in turn our business.

   In the lead-up to the national general election scheduled for 2004, in which Indonesians will for the first time directly elect the President, Vice-President and representatives in the Indonesian parliament via a proportional open voting system, increased political activity can be expected in Indonesia. Political campaigning has already commenced. From prior experience in recent elections in Indonesia, it can be expected that this campaigning may bring a degree of political and social uncertainty to Indonesia until the general election. As a result, the business community may also be adversely affected, as foreign and domestic investors may exercise caution and scale down or postpone business activity during this period.

   Political and related social developments in Indonesia have been unpredictable in the past, and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on us or on an investment in the ADSs or Common Stock.

  Labor activism and unrest could affect our business, our customers and Indonesian companies in general, which in turn could adversely affect our business.

   Laws permitting the formation of labor unions, combined with weak economic conditions, have resulted, and may continue to result, in labor unrest and activism in Indonesia. In 2000, the Government issued new labor regulations on termination of employees. The new regulations increased the amount of severance, service and compensation payments payable to terminated employees. Employees who resign during a change of control of their employer are also entitled, under the new regulations, to service and compensation payments, provided that such employees have worked for their employer for at least three years. The new regulations also allow employees to unionize without intervention from employers.

   In addition, in August 1999, Indosat's employees formed a labor union that now has approximately 1,771 members, or 74.0% of Indosat's permanent employees. Although the union has not taken industrial action aimed at disrupting Indosat's operations in the past, it has recently threatened to do so in connection with Indosat's privatization, and no assurances can be given that it will not do so in the future. Satelindo's labor union consists of Satelindo's transport workers, but has not been active to date. The labor unions may have significant bargaining power and may cause modification or delay in the implementation of our policies that the unions determine may adversely impact the interests of its members. No assurances can be given that additional unions will not be formed by our employees or that the formation of such unions or activities of the current unions will not adversely affect our financial condition or results of operations.

   The Government is currently implementing further amendments to Indonesia's labor regulations although the exact terms of these amendments are not yet published. On February 25, 2003 the Indonesian Parliament passed a new labor law (the "Labor Law"), which automatically took effect on March 25, 2003. The new Labor Law and new regulations that may be issued thereunder may substantively affect labor relations in Indonesia. Labor unrest and activism could disrupt our operations and the operations of our customers and may affect adversely the financial condition of Indonesian companies in general, depressing the value of the Rupiah relative to other currencies. In addition, these and future labor regulations and laws may make it more difficult for businesses, including us, to downsize or have flexible labor policies.

  Domestic, regional or global economic changes may adversely affect our business

   The economic crisis which affected Southeast Asia and Indonesia from mid-1997 was and is characterized in Indonesia by, among other effects, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political developments. These circumstances adversely affected us; among other things, Satelindo defaulted on its debt repayment obligations in 1998 and underwent a debt restructuring process that was completed in May 2000.

   In many respects, Indonesia's economy appears to have stabilized since 1997 and 1998. Gross domestic product ("GDP") grew at an annual rate of approximately 0.3% in 1999, 4.8% in 2000, 3.4% in 2001 and 3.7% in 2002.
Nevertheless, commentators point to strong oil prices and the weak rupiah (which generally support exports) as two important factors contributing to recent GDP growth. The Government continues to have a large fiscal deficit and a high level of sovereign debt, its foreign currency reserves are modest, the Rupiah continues to be volatile and largely illiquid and the banking sector is weak and suffers from high levels of non-performing loans. Inflation has also remained high, with an annual inflation rate of 10.0% in 2002. A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in the Indonesian financial markets. There can be no assurance that financial events similar to those that occurred in emerging markets of Asia in 1997 and 1998 will not happen again.

  Devaluation or volatility of the Rupiah, especially as against the U.S. dollar, may adversely affect our financial results and operations.

   Among the most significant aspects, and one of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and persistent volatility of the value of its currency, the Rupiah, as measured against other currencies, such as the U.S. dollar. Although the Rupiah has appreciated considerably from its low point of approximately Rp. 17,000 per U.S. dollar in mid-1998, the Rupiah continues to experience significant volatility and could decline further. See "--Exchange Rate Information". Furthermore, there can be no assurance that financial events similar to those that occurred in the emerging markets of Asia in 1997 and 1998 will not happen again.

   The Rupiah has generally been freely convertible and transferable (except that Indonesian banks may not transfer Rupiah to persons outside of Indonesia who lack a bona fide trade or investment purpose). However, from time to time, Bank Indonesia may have intervened in the currency exchange markets in furtherance of its policy, either by selling Rupiah or by using its foreign currency reserves to purchase Rupiah. No assurances can be given that the current floating exchange rate policy of Bank Indonesia will not be modified, that additional depreciation of the Rupiah against other currencies, including the U.S. dollar, will not occur, or that the Government will take additional action when necessary to stabilize, maintain or increase the value of the Rupiah, or that any such action, if taken, will be successful.

   A modification of the current floating exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This may result in a reduction of economic activity, economic recession, loan defaults or non-payment of bills by our customers, and we may face difficulties in funding our capital expenditure commitments. If they occur, the foregoing consequences could have a material adverse effect on our business.

   Changes in exchange rates have affected and will continue to affect our net financial results and cash flows. Most of our debt obligations and a large majority of our capital expenditures are, or are expected to be, denominated in U.S. dollars. Our revenues within Indonesia are generally denominated in Rupiah. We may also incur additional long-term indebtedness in currencies other than the Rupiah, including the U.S. dollar, to finance further capital expenditures. As of December 31, 2002, our outstanding long-term debts, which includes the current portion of long term debt and bonds payable, totaled Rp. 7,959.3 billion, of which approximately Rp. 4,323.6 billion was denominated in currencies other than the Rupiah.

   We do not hedge our foreign currency exposure. Our annual U.S. dollar revenues are less than the sum of our U.S. dollar expenses and annual payments of U.S. dollar-denominated interest and principal payments. No assurances can be given that we will be able to manage our currency exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to currency exchange risk.

   Fluctuations in the exchange rate between the Rupiah and the U.S. dollar could affect, among other things, the dollar value of any amounts a holder or beneficial owner of ADSs will receive in the event we issue dividends, the U.S. dollar value of the proceeds a holder or beneficial owner would receive upon the sale in Indonesia of shares of the Common Stock and the secondary market price of the ADSs.

  Indonesia relies heavily on aid from the International Monetary Fund and loans from the World Bank, and the effects of discontinuing that reliance are unpredictable.

   Having substantially depleted its foreign currency reserves, the Government turned to the International Monetary Fund ("IMF") for financial assistance to confront the economic crisis in Indonesia and, in October 1997, the IMF agreed to provide financial assistance to Indonesia contingent upon the implementation of numerous economic reforms. The IMF has disbursed funds to the Government since late 1997, although some disbursements have been delayed. When the IMF has withheld disbursement of funds, it has done so on the basis that the Government has not adequately complied with the terms of its then-current letter of intent, such as requirements to complete certain asset sales and implementation of various reforms.

   The Government has announced that it intends to discontinue its reliance on financial assistance from the IMF by the end of this year. Given the Government's fiscal deficit and modest foreign exchange reserves, the discontinuance by the IMF to disburse funds to the Government could cause the Government, to be unable to fund subsidies for staples such as food and fuel, which, in turn, could have extremely serious political and social consequences. Other consequences of any such discontinuance are not known at this stage. There can be no assurance that the Government would be able to obtain alternative funding in the event the IMF ends its disbursement of funds.

   In addition to the IMF, the World Bank has been an important source of funds for Indonesia. As of February 2003, the World Bank had provided a net amount of financed projects amounting to US$3.5 billion, with disbursed projects totaling US$2 billion. The World Bank has cited the slow pace of institutional reforms in Indonesia, as well as concern that the Government's decentralization plan, particularly the empowerment of provincial governments to borrow, could lead to the central Government's inability to service its debts. The World Bank's lending program is subject to regular compliance reviews and can be reduced or withdrawn at any time. The impact of any reduction or elimination of lending from the World Bank to Indonesia cannot be assessed.

  Indonesia's high level of sovereign debts may result in it being unable to service its debt obligations when they become due.

   Indonesia's high level of sovereign debt has forced it to negotiate with its major creditors several times since the 1997 financial crisis. For example, the Government held a round of talks with the Paris Club donor countries and the IMF in April 2002 to discuss the rescheduling of Indonesia's debt due in 2002. In such talks, the Government sought to restructure not just debt principal, but interest payments as well, totaling US$2.6 billion. Although the meeting resulted in the restructuring of debt principal payments, no assurance can be given as to Indonesia's capacity to meet its rescheduled debt payments. No further meetings have been held since that time. Further decisions to renegotiate existing indebtedness may affect Indonesia's sovereign credit rating and could have an adverse impact on investor confidence in Indonesia.

  Indonesia's sovereign debt rating continues to be reviewed and revised by international rating agencies.

   Beginning in 1997, certain recognized statistical rating organizations, including Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Rating Services ("S&P"), downgraded Indonesia's sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of May 30, 2003, the Government's long-term foreign currency debt and its short-term foreign currency debt were rated "B3" and "NP", respectively, by Moody's. As of June 5, 2003, the Government's long-term foreign currency debt and its short-term foreign currency debt were rated "B" and "C", respectively, by S&P. These ratings reflect an assessment of the Government's overall ability to pay its obligations and its willingness to meet its financial commitments as they come due. No assurance can be given that Moody's, S&P or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies. Any such downgrade would have an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies, including us, to raise additional financing and the interest rates at which such additional financing is available.

  We are subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.

   There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP, including accounting for amortization of goodwill, amortization of intangible assets, capitalization of foreign exchange losses and revenue recognition. See "Operating and Financial Review and Prospects--Summary of Certain Material Differences between Indonesian GAAP and U.S. GAAP"

  We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, including certain judgments, on us within the United States.

   We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to foreign capital invested companies, and all of our significant assets are physically located in Indonesia. In addition, the majority of our Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may not be possible for investors to effect service of process, including judgments, on us or such persons within the United States, or to enforce against us or such persons in the United States judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws or the securities laws of any state within the United States, or upon other bases.

   We have been advised by our Indonesian legal advisor that judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws, are not enforceable in Indonesian courts, although such judgment could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the United States federal securities laws. As a result, holders of ADSs or Common Stock would be required to pursue claims against us or such persons in Indonesian courts.

Risks relating to Indosat and its subsidiaries

  The Government, as the majority shareholder of Indosat's major competitor Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk. ("Telkom"), may give priority to Telkom's business over Indosat's.

   The Government currently owns a 15.0% equity stake and is also the holder of the "Series A" share of Indosat, which has special voting rights and veto rights over certain matters, including the election and removal of the Commissioners and Directors of Indosat. At the same time, the Government also owns a 51.2% equity stake in Telkom, which is Indosat's foremost competitor in cellular, multimedia, data communications and internet ("MIDI") and, from August 2003, international call services. Since the percentage of the Government's ownership in Telkom is significantly greater than its ownership in Indosat, no assurances can be given that all Government policies and plans will support Indosat's business. Likewise, no assurances can be given that the Government will treat Telkom and Indosat equally when considering future decisions and policies.

   Besides that, the Government, through the Ministry of Communications of the Republic of Indonesia (the "MoC"), also exercises regulatory power over the Indonesian telecommunications industry with objectives which may not be consistent with the maximization of profits or the value of the ADSs or Common Stock. Certain Government policies or objectives may have a material adverse impact on the holders of the ADSs or Common Stock by reducing the secondary market price of the ADSs or Common Stock.

  Our controlling shareholders' interests may differ from those of our other shareholders.

   In December 2002, the Government sold 41.94% of Indosat's shares to Indonesia Communications Limited ("ICL"), a Mauritius company owned and controlled by Singapore Technologies Telemedia Pte Ltd ("STT"), a member of the Singapore Technologies Group. The entry of ICL as the new controlling shareholder of Indosat may have certain positive effects on the performance of Indosat (including with respect to technology transfer and strengthening of the capital structure of Indosat). However, no assurances can be given that ICL will exert its influence on Indosat in a way that benefits Indosat's other shareholders.

   Furthermore, the Government's sale to ICL has triggered several demonstrations and protests, including a class action suit lodged by an Indonesian non-government organization. The class action suit apparently has the support of a number of prominent political parties and figures of Indonesia. The class action alleges that proper government and parliamentary approvals, as required by the Indonesian constitution, were not obtained for the divestment of the Government's 41.9% stake of Indosat, perceived to be a significant state asset. A Jakarta district court is currently hearing the class action. There are only limited precedents with respect to class action suits in Indonesia, and we are unable to assess the validity of the plaintiffs' claims. As a result, the outcome of the case is uncertain. No assurance can be given that this lawsuit and related demonstrations will not have a material adverse affect on our business.

  We operate in a legal and regulatory environment that is undergoing significant reforms; such reforms may result in increased competition, reduced margins and reduced revenues, among other things, all of which may have an adverse effect on our financial condition and results of operations.

   The regulatory reform in the Indonesian telecommunications sector, which was initiated by the Government in the year 2000, to some extent has resulted in the liberalization of the telecommunications industry. For instance, the issuance of an additional international calls license to Telkom, effective August 2003, may allow market forces to play a larger role in guiding the development of the industry. Unfortunately, the absence of an independent regulatory and supervisory body, which, although required under the new Indonesian Telecommunications Law of 1999 ("Telecommunications Law"), has not yet been established, has in some cases resulted in what we consider to be unfair business practices within the industry, including certain network and service providers in Indonesia apparently blocking international calls of Indosat's customers in favor of their own services. In addition, the inconsistent application and interpretation of many of the new regulations necessary to implement the regulatory scheme outlined in the Telecommunications Law has also caused significant uncertainty in the telecommunications sector in Indonesia. No assurance can be given that future regulatory changes will not have further material adverse effect on us. See also "Information on the Company--Indonesian Telecommunications Industry".

   We compete principally with other nationwide telecommunications providers in Indonesia. As the reform of the telecommunications sector continues, other entities, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. There can be no assurance that we will be able to compete successfully with other domestic and foreign telecommunications companies or that increased competition will not have a material adverse effect on our financial condition or results of operations. This shift in focus by the Government may result in increased competition that may adversely affect our financial condition and results of operations.

   In 2001, the Government, through the MoC, issued Ministerial Decree No. 4/2001 with respect to the Fundamental Technical Plan, which governs the use of the international access codes "001" and "008" as network identifiers for network providers. Certain telecommunications operators in Indonesia (other than us) have recently interpreted this Ministerial Decree to mean that, with effect from the liberalization of international telecommunications services in Indonesia starting August 2003, network providers may only be able to retain the interconnection revenues, and not the additional usage tariffs from end users, arising from international call services. Currently, Indosat receives usage tariffs, and, depending on whether the international call originated on another operator's fixed line, pays interconnection revenues (see "Information on the Company--Principal Products and Services--International calls services--Tariff structure and revenues".) Although we disagree with, and are actively taking steps to mitigate the possible consequences of the implementation of this new interpretation, no assurances can be given that we will be successful in doing so. If this interpretation is confirmed by the MoC, it may adversely affect our revenues from our international calls services business. We are unable to ascertain the magnitude of such adverse impact at this time.

   The early termination of incumbent monopoly rights by the Government (international direct dial ("IDD") for Indosat; domestic fixed line for Telkom) as a result of the implementation of the Telecommunications Law has had, and will continue to have, a significant impact on our business. Although the Government is in the process of finalizing compensation for both Telkom and Indosat on the early termination, there is no guarantee that this compensation will cover the future benefits that we had expected to enjoy under our earlier IDD monopoly rights.

  The Government may adjust or fail to adjust tariffs resulting in an adverse effect on our financial condition and results of operations.

   In the absence of the independent regulatory and supervisory body required under the Telecommunications Law, the MoC is the principal regulator of the telecommunications industry in Indonesia and is responsible for the setting and adjustment of tariff levels. Regulated tariffs include activation fees, monthly fees, air time usage fees for postpaid cellular services, interconnection fees and domestic and international long distance telephony rates. These tariff levels are subject to periodic review and adjustment. Since a significant portion of our revenues are dependent on tariffs fixed by the Government, any future changes, or a lack of changes, in the Government's tariff policies could affect our financial condition and results of operations. Prepaid cellular services prices are regulated by reference to postpaid tariffs policies, and, although not directly regulated by the Government, revenues from prepaid cellular services could also be affected by future changes in the Government's tariff policies.

   Tariff rates set by the Government may be changed in the near future due to further deregulation of the telecommunications sector in Indonesia. Such future changes, if they occur, may adversely affect our financial condition and results of operations.

  We may not have the capital resources to remain competitive in the telecommunications industry.

   The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. Through P.T. Indosat Multi Media Mobile ("IM3") and Satelindo, we are investing in improvements to our cellular telecommunications infrastructure, which will require significant capital expenditures. No assurances can be given that we will have capital resources sufficient to develop our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market.

  We may be unable to obtain adequate financing to fund our capital requirements.

   We expect that over the next several years, a substantial portion of our cash flow will be used to pay principal and interest with respect to our indebtedness and to finance our future capital expenditures. Our existing debt obligations and our future capital expenditures could limit our ability to respond to changing business or economic conditions or to respond to declines in operating results. If we are unable to obtain adequate vendor or other third party financing for our planned capital expenditures or otherwise fund such expenditures through other financing arrangements, including internal cash flows, we may have to forego, delay or postpone certain of our planned capital expenditures. This may prevent us from being able to sufficiently expand and upgrade our network. As of December 31, 2002, we had outstanding long-term indebtedness, which amount includes bonds payable but excludes the current portion, of Rp.7,314.25 billion. Our ability to satisfy our financial obligations and to fund our other future capital expenditures will depend upon our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control.

   The economic crisis in Indonesia caused a deterioration of the capital level and capital adequacy of nearly all banks and lending institutions in Indonesia. Increased non-performing credits and the need to increase loan loss provisions substantially led to declines in the financial condition, results of operations and capital adequacy of such banks, and in many cases, to the complete collapse of such banks. Despite efforts to restructure the banking industry in Indonesia, no assurances can be given that future bank credit will be available to fund our operations. Due to the Asian financial crisis and other factors, the market for Indonesian debt and equity securities has declined dramatically over recent years. No assurances can be given that we can raise sufficient debt or equity capital to finance our operations. Furthermore, any debt financing, if available, may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, finances and results of operations.

  Satelindo's future financing efforts may be subject to certain restrictive covenants related to its debt restructuring, which place limitations on its ability to incur additional indebtedness, as well as require Satelindo to make mandatory prepayments of existing debt from new financing proceeds.

   Pursuant to the terms of its debt restructuring, Satelindo may only issue new debt obligations, which are subordinated to the prior restructured indebtedness. Seventy-five percent of any additional indebtedness must be used to prepay the restructured indebtedness. Equity financings are subject to the same prepayment obligations. According to the terms of Satelindo's debt restructuring, it must use a portion of the net proceeds of equity offerings to prepay a certain amount of its outstanding indebtedness. Satelindo's prepayment obligations vary depending on the size of the offerings. Satelindo must prepay an amount equal to: (i) 75% of any amount of net proceeds less than US$100 million; (ii) in the case of net proceeds equal to or greater than US$100 million, US$75 million plus 50% of any amount of net proceeds in excess of US$100 million but less than US$200 million; or (iii) in the case of net proceeds equal to or greater than US$200 million, US$125 million plus 33% of any amount of net proceeds in excess of US$200 million. See also "Information on the Company--Principal Indebtedness--Satelindo".

  We rely on key management personnel and our financial condition and results of operations may be adversely affected by an inability to recruit, train, retain and motivate key employees.

   We believe that Indosat's current management team, as well as the management teams in place at Indosat's subsidiaries, contribute significant experience and expertise to the management of the respective entities. The continued success of our business and our ability to execute our business strategy in the future will depend in large part on the efforts of such key personnel. There is a shortage of skilled personnel in the telecommunications sector in Indonesia and this shortage is likely to continue. As a result, competition for certain specialist personnel is intense.

   As a significant shareholder of Indosat, STT (through ICL) has seconded key management personnel to Indosat. If any key members of management, at Indosat or any of its subsidiaries, become unable or unwilling to continue in their roles, and we are unable to attract or promote and retain other qualified executives, our business may be adversely affected. No assurances can be given that we will be able to successfully recruit, train, retain and motivate key employees.

  We may be unable to implement the technological changes necessary to remain competitive.

   The telecommunications industry is subject to rapid and significant changes in technology. We may face increasing competition from technologies currently being developed or which may be developed in the future (for example, with respect to our cellular services, Code Division Multiple Access ("CDMA") technology, and with respect to our international calls services and VoIP technology). New technologies, services or standards could require significant changes to our business model, the development of new products or the provision of additional services. In addition, we may need to substantially update and expand our billing and credit control systems to accommodate growth in and development of our business (including, for example, the possible merger of Satelindo and IM3 into Indosat) and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. No assurances can be given that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies on reasonable terms necessary to compete in changed circumstances.

  Certain operating risks may adversely affect our financial results of operations.

   The operation of our domestic and international call services could be adversely affected by events such as the breakdown of equipment, difficulties or delays in obtaining imported spare parts and equipment, labor disputes, fire, natural disasters, industrial accidents, political insurrection or armed conflict and the need to comply with Government directives. We do not maintain insurance against all of these adverse events, and no assurance can be given that such adverse events will not happen, that our insurance will be adequate to cover any losses or liabilities resulting therefrom or that such occurrence would not adversely affect our business or results of operations. In addition, our telecommunications control facilities are highly concentrated, with Indosat and Satelindo having their headquarters and principal operating facilities at two sites located in Jakarta. Adverse developments affecting these sites could have a material adverse effect on us.

   Any failure of our network, our servers, or any link in the transmission chain that results in an interruption in our operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our ability to attract and retain subscribers and adversely affect our financial condition, results of operations and prospects.

  The merger of Indosat, Satelindo and IM3 may not be implemented or, otherwise, its result may not be in line with our plan.

   We have recently announced that we are considering merging Satelindo and IM3 into Indosat, with the main purpose of gaining operating efficiencies based on our new strategy of becoming a cellular-focused, fully integrated telecommunications network and service provider. There is a possibility that we may have difficulties in implementing the merger plan if, for instance, our creditors raise objections to such plan or we encounter technical hurdles (such as integrating Satelindo and IM3's cellular networks and unifying our information systems, such as billing statements and other IT systems). In contrast, if we can implement our merger plan, there is also a possibility that future cost efficiencies and our other goals of such merger plan may not be achieved.

  Holders of the ADSs and Common Stock may not be able to assert claims against Prasetio Utomo & Co., our independent auditors for the year ended December 31, 2001, nor may they be able to assert claims against our current independent auditors for financial statements previously audited by Prasetio Utomo & Co.

   Our consolidated financial statements (other than with respect to Satelindo) for the year ended December 31, 2001 were audited by Prasetio Utomo & Co., then the Indonesian member firm of Andersen Worldwide, SC, which issued a publicly available audit report expressing its unqualified opinion with respect thereto. On June 15, 2002, Arthur Andersen LLP ("Arthur Andersen"), which is the U.S. member firm of Andersen Worldwide, SC was convicted of federal obstruction of justice charges in connection with the U.S. government's investigation of Enron Corporation. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States, thereby effectively ceasing to exist as a global accounting firm. The Indonesian Ministry of Finance withdrew the business license of Prasetio Utomo & Co. in August 2002, and Prasetio Utomo & Co. no longer operates as a public accounting firm. Accordingly, it may be difficult or impossible for holders of the ADSs or Common Stock to assert any claims against, or recover any damages from, Prasetio Utomo & Co. in respect of this annual report, including in respect of the financial statements previously audited by Prasetio Utomo & Co. that are included in this annual report. Moreover, our current independent public accountants, Prasetio, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young, Global have not re-audited the financial statements previously audited by Arthur Andersen. Therefore, it is highly unlikely that holders of the ADSs or Common Stock will be able to assert claims against, or recover any damages from, Prasetio, Sarwoko & Sandjaja or Ernst & Young Global in respect of the financial statements that were previously audited by Prasetio Utomo & Co. and included in this annual report. Additionally, we have not requested our current auditors to re-audit our consolidated and combined financial statements for the years ended December 31, 2001 and cannot assure holders of the ADSs or Common Stock that a re-audit by our current auditors would not have resulted in a restatement or uncovered an untrue statement of material fact or an omission to state a material fact in such financial statements.

  We may conduct a future rights offering that may not be open to U.S. holders of ADSs, thereby diluting such investors' current ownership position.

   Under applicable provisions of Indonesian company law and our Articles of Association, holders of Common Stock are entitled to certain preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages in connection with the issuance of any new equity shares. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. Accordingly, current shareholders, possibly other than U.S. holders of ADSs, may be given rights to subscribe for the new Common Stock. If such rights are not offered to certain shareholders, their ownership may be diluted by the rights issue.

  Forward-looking statements reflect current expectations and may not be correct.

   This document contains various forward-looking statements, including statements regarding our expectations and projections for future operating performance and business prospects. The words "believe", "expect", "anticipate", "estimate", "project" and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included herein are forward-looking statements. These statements reflect our current expectations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. They are subject to a number of risks and uncertainties, including changes in the economic and political environments in Indonesia. In light of the many risks and uncertainties surrounding Indonesia, investors in the ADSs or the common shares should bear in mind that we cannot guarantee that the forward-looking statements described herein will transpire. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks.

Risks relating to our cellular business

  Competition from well-established Indonesian telecommunications industry incumbents may adversely affect our cellular businesses' margins, results of operations and financial condition.

   Our cellular businesses compete primarily against P.T. Telekomunikasi Selular ("Telkomsel") and P.T. Excelcomindo Pratama ("Excelcomindo"). Telkomsel is predominantly owned by Telkom, an Indonesian telecommunications industry incumbent, and Singapore Telecommunications Limited, one of the largest telecommunications providers in the Asia Pacific region. This shareholding combination creates financial and operational resources which are significantly greater than ours. On the other hand, Excelcomindo, a joint venture between Indonesia's Rajawali Group and Verizon, also has substantial resources. We anticipate significant competition from Telkomsel and Excelcomindo, either of which has the resources to gain market share at our expense. There are also several other service operators that provide mobile cellular telecommunications services in Indonesia. Competition between our cellular businesses and these operators is based on various factors, such as the pricing of services, network quality and coverage, range of services offered and customer service. In addition to the current operators, the MoC may license additional mobile cellular telecommunications service operators in the future and such new licensees may compete with us.

  Telkom introduced CDMA 2001.x Fixed Wireless Service in May 2003 in the Jakarta area, and certain customers may find this service competitive in price and comparable in service with cellular, which may affect our cellular business.

   In May 2003, Telkom introduced TelkomFlexi, a CDMA 2001.x service in the Jakarta area. This service is offered as a fixed wireless service but having similar mobility and features with those found in cellular services. Telkom has announced that it intends to apply local telephone tariffs for this service, which are substantially lower than those for cellular services. The Cellular Operator Association (Asosiasi Penyelenggara Telekomunikasi Seluler--ATSI) has asked the regulator to impose a regulation that limits the mobility of this service. However, it is not yet clear whether the regulator will impose any restrictive regulations on the mobility of this service. The introduction and availability of fixed wireless services and other similar technologies may adversely affect our revenue from cellular services.

  The number of our subscribers may be increasing, however, it may not have any impact to our revenue.

   In view of our past experience, we expect that we will have a continuously increasing number of subscribers in the future. However, considering that there is still an uncertain economic situation in Indonesia, including, for example, the increasing prices of primary goods, which will substantially affect our customers' purchasing power, we cannot predict whether or not such increasing number of subscribers may positively affect our revenues. We believe that there is no positive correlation between the number of subscribers and the average revenue per user ("ARPU") or, in general, our net revenue.

  Cellular network congestion and limited spectrum availability could limit subscriber and revenue growth.

   The amount of spectrum available for use by a cellular system effectively limits its subscriber capacity. Satelindo's GSM cellular service operates using 15 MHz of bandwidth, comprised of 10 MHz in the GSM 900 MHz spectrum and 5 MHz in the GSM 1800 MHz spectrum, and IM3's GSM cellular service operates using 15 MHz in the GSM 1800 MHz spectrum. The greater Jakarta region contains the bulk of our subscribers, and usage tends to be concentrated in a limited geographic area. As a result, in central Jakarta, our network is often operating at or near capacity, causing congestion and reduced service quality. However, the development of the cellular network is dependent upon many factors, including but not limited to capital resource limitations and technological developments, and accordingly no assurance can be given that we will be able to develop effectively the cellular network and increase system capacity. Congestion that reduces service quality may result in limitations on subscriber and revenue growth.

  If the Government allocates additional spectrum or reallocates existing spectrum, additional competitors may enter the cellular service market, which may adversely affect our cellular businesses' margins, results of operations and financial condition.

   Although the MoC has allocated all available 900 and 1800 GSM cellular spectrum, no assurances can be given that additional spectrum will not become available in the future or that the Government will not reallocate existing spectrum. To the extent our current or future competitors in GSM cellular services obtain additional spectrum, our competitive position, business margins, results of operations and financial condition could be adversely affected.

  We depend on the domestic telephone networks and such reliance may decrease the performance of our cellular network, resulting in substandard network performance and over-capacity issues that we may be unable to resolve.

   We depend on access to the public switched telephone network ("PSTN") for termination and origination of cellular telephone calls to and from fixed line telephones. A large percentage of our cellular call traffic must go through the PSTN. Satelindo's business has been negatively affected by the limited interconnection facilities to the PSTN that have been provided to date and Satelindo's and IM3's businesses may be negatively affected by such causes in the future. Because of interconnection capacity constraints, our cellular customers have at times experienced high levels of blocked calls. We are working to increase the number and capacity of interconnection points to alleviate these problems, but no assurances can be given that such interconnection points can be increased or maintained at current levels.

  If we expand our cellular network as anticipated, we may experience a significant increase in cellular subscribers, and no assurances can be given that we will be able to integrate the additional subscribers successfully.

   Our growth plans anticipate substantial expansion of both IM3's and Satelindo's cellular networks and an accompanying increase in cellular subscribers. No assurances can be given that such expansion plans will materialize or, if they do materialize, that either company will be able to integrate additional subscribers successfully. Failure to activate new subscribers and scale existing operational units to handle such increased usage may result in a material adverse effect on our financial condition and results of operations.

  We rely on three equipment vendors for the supply and maintenance of our cellular networks, and no assurances can be given that such vendors will be able to maintain our cellular networks.

   We rely upon Alcatel, Siemens and Ericsson to supply a substantial portion of the equipment required for our cellular networks, including the microwave backbone. We depend on equipment and services from these vendors to maintain and replace key components of our cellular networks. Delays in maintenance or sourcing replacement equipment for our cellular networks could adversely affect the performance of our cellular networks or our ability to provide service to our cellular subscribers.

Risks relating to our international call services business

  Indosat and Satelindo depend on the PSTN and other cellular providers' networks and such reliance may affect negatively the performance of their IDD services, resulting in substandard performance issues that we may be unable to resolve.

   All switched calls carried by Indosat and Satelindo either originate or terminate on Telkom's domestic telephone network or other cellular operator's network, which we do not control. Demand for our international services will depend, to a significant degree, on the development, quality and maintenance of Indonesia's domestic telephone network.

  The entry of Telkom, a well-established Indonesian telecommunications industry incumbent, into the international business would adversely effect Indosat's and Satelindo's international business margins, results of operations and financial condition.

   Telkom, a well-established Indonesian telecommunications incumbent with significant political and financial resources, announced that it will enter the IDD market in August 2003 after liberalization of the telecommunications sector. Telkom's entry into the IDD market would pose a significant competitive threat to us. If Telkom enters the IDD market, Indosat and Satelindo would likely suffer loss of market share, declining margins and revenues and other adverse effects on the financial condition of their international businesses.

  Interconnection revenues from foreign telecommunications carriers may be unreliable, and Indosat and Satelindo may not receive all monies due in connection with provision of their international call services.

   A significant portion of our revenues from international call services consists of amounts received from foreign telecommunications operators for handling incoming calls to Indonesia. Such operators may not make these interconnection payments to us promptly when such payments become due and payable. Further, adverse economic conditions at such operators in other countries may adversely affect such operators' ability to make interconnection payments to us in a timely manner or at all.

  A decrease in applicable accounting rates may adversely affect our interconnection revenues.

   Telecommunications providers make interconnection settlements based on established accounting rates. The accounting rates are based on agreements between such providers. These agreements are subject to periodic renegotiations and, in recent years, certain foreign telecommunications carriers have been seeking reductions in accounting rates. Pursuant to a decision of the MoC, Indosat is the designated administrative party to act on behalf of the MoC in accounting rate renegotiations. International accounting rates have been decreasing in recent years, and we expect that they will continue to decrease in the future. Any reduction in rates may result in reduced interconnection revenues on incoming calls.

  VoIP usage is increasing and certain customers use VoIP services rather than traditional international long distance services.

   Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long distance services. The cost structure for providers of VoIP services is lower than for traditional fixed line operators and as such, VoIP services are customarily offered at significant cost savings compared to traditional international long distance services. Availability of VoIP services may adversely impact Indosat's and Satelindo's revenues from its IDD operations.

  The unfavorable economic and political situation in Indonesia may adversely affect the levels of international business activity in the country and other factors which may in turn have a negative effect on our international business revenues.

   Our international call services business is affected by the levels of international business activity and tourism in Indonesia, international accounting rates, tariffs for international calls, fluctuation in the exchange rate of the Rupiah against the U.S. dollar and compensation to telecommunications carriers and service providers. The continued unfavorable economic and political situation in Indonesia may affect the growth of foreign investment in Indonesia, which indirectly affects the demand for international calls.

Risks related to our MIDI business

  Competition for the MIDI business is increasing, and we may experience declining margins.

   Our MIDI business is facing increased competition from new market entrants providing data communications and multimedia and established market participants, such as Telkom, which have wider customer bases. Moreover, Satelindo's satellite business faces increasing competition as new, more powerful satellites are prepared for launch and as companies acquire exclusive licenses to provide certain broadcast services in Indonesia, including Indovision's recent acquisition of an exclusive license to provide DTH television services. In some cases, Satelindo has leases in effect for the transponder space on its Palapa-C2 satellite for periods of only two to five years, while the remaining useful life of the satellite is estimated to be approximately nine years. As additional competing satellites are launched and become operational, and as Satelindo's transponder leases expire or are terminated, Satelindo's transponder lessees may utilize other satellites.

  We depend on the domestic telephone networks to provide services directly to customers, and such reliance may decrease the performance of our networks or our ability to provide services at all.

   We depend on access to the PSTN for termination and origination of MIDI services delivered to and from fixed line locations. A large portion of our MIDI services traffic must go through the PSTN. Currently, we have limited local access to customers and rely on other companies, such as Telkom. If we fail to deploy our own local access solutions or experience delays in deploying such access, our MIDI business may be negatively affected.

  Satelindo's satellite business has a limited life and substantial risk exists for Palapa-C2 to be damaged or completely destroyed during operation. Satellite loss or reduced performance may adversely affect our financial condition, results of operations and ability to provide certain services.

   The Palapa-C2 satellite has a limited operational life, which is presently estimated to end in early 2011. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellite could fail before the end of its useful life, and repairing GEO satellites such as the Palapa-C2 satellite while in orbit is not feasible.

   Satelindo currently maintains in-orbit insurance covering the loss of the Palapa-C2 satellite, providing for payments of US$150 million in the event of a total loss of the satellite. Because Palapa-C2 is of a class of satellite, which has been identified as prone to failure of the satellite control processor ("SCP"), Satelindo's satellite insurance does not cover satellite malfunction caused by failure of the SCP.

   Satelindo's creditors have a lien on the insurance policy taken out in respect of the Palapa-C2 satellite and any proceeds therefrom. If the Palapa-C2 satellite suffers damage or fails and such damage or failure results in the collection of insurance proceeds, Satelindo's creditors would likely enforce their lien. If the damage or failure rendered Palapa-C2 unfit for future use, Satelindo may cease its satellite operations. The termination of Satelindo's satellite business may have a material adverse effect on our financial condition and results of operations.

Item 4:  INFORMATION ON THE COMPANY

Overview

   We are currently the second largest Indonesian mobile cellular operator, as measured by subscribers, and the primary provider of international telecommunications services in Indonesia. We also provide MIDI services to Indonesian and regional users. For the year ended December 31, 2001, revenues from our international calls segment gave the highest contribution to our business, consistent with prior years. However, in 2002, as a result of an increased focus on our cellular business, our cellular segment was our most significant contributor to total revenues, contributing 48.3%. International calls, MIDI, and other services contributed 31.6%, 18.7% and 1.4%, respectively, in 2002.

   Our principal services are:

   . Cellular. We provide GSM 900 and 1800 cellular services through Satelindo and GSM 1800 services through IM3. We recorded consolidated cellular services revenues of Rp. 3,271.7 billion in 2002.

   . International calls. We provide IDD and other international call services through Indosat and Satelindo. Our consolidated international long distance revenues in 2002 were Rp. 2,137.9 billion; and

   . MIDI. We provide MIDI services through Indosat, Satelindo and Lintasarta. Our consolidated MIDI revenues in 2002 were Rp. 1,263.0 billion.

   Prior to 2002, our primary business has been providing international call services, which accounted for approximately 73.0% of our revenues in 2000. Following changes in the Indonesian telecommunications regulatory structure in 1999, we began implementing a strategy intended to transform us from an international long distance service provider into a fully-integrated telecommunications network and services provider. In May 2001, Indosat acquired a 67.5% equity interest in Satelindo, increasing Indosat's interest in Satelindo to 75.0%, and we became the second largest provider of cellular services in Indonesia. Satelindo also provides satellite services and international call services, which complement and enhance Indosat's international and MIDI services. In May 2001, Indosat also acquired an additional 37.2% interest (on a diluted basis) in Lintasarta, a leading Indonesian data services provider, giving Indosat an effective interest of 69.5%. In 2001, Indosat also established IM3 as a subsidiary of Indosat to provide GSM 1800 cellular services.

   In June 2002, Indosat acquired the remaining 25.0% of Satelindo from DeTe Asia. By this acquisition, Indosat owns, directly and indirectly, 100.0% of the shares of Satelindo, thereby consolidating Indosat's position as a cellular-focused, fully-integrated telecommunications network and service provider in Indonesia. We expect that cellular revenues will account for an increasing percentage of total revenues in 2003 and thereafter and that international call services revenues will decrease as a percentage of total revenues.

History

   Indosat, or P.T. Indonesian Satellite Corporation Tbk, was established in 1967 as an indirect wholly-owned subsidiary of International Telephone and Telegraph Corporation ("ITT") and was selected by the Government to build, transfer and operate an International Telecommunications Satellite Organization ("Intelsat") earth station in Indonesia to access Intelsat's Indian Ocean Region ("IOR") satellites for a period of 20 years. Intelsat is a world-wide consortium of global international satellite communications organizations, which owns and operates a number of telecommunications satellites.

   Indosat began commercial operations in September 1969. In 1979, Indosat completed a second Intelsat earth station, which provided access to Intelsat's Pacific Ocean Region ("POR") satellites.

   In 1980, ITT sold Indosat to the Government for approximately US$43.8 million. After the sale, Indosat became a persero, or state-owned limited liability corporation domiciled in Indonesia, and the sole provider of international telecommunications services in Indonesia. At that time, the Government transferred its ownership in Indosat's facilities to Indosat.

   In 1983, Indosat introduced IDD services, later expanding its operations by opening gateways in Medan in 1985, Batam in 1992 and Surabaya in 1995.

   Indosat has been the Indonesian representative for Intelsat since 1985 and for Inmarsat since 1986. Inmarsat is a worldwide consortium of global international satellites for mobile communications. Inmarsat was privatized in April 1999, and Intelsat was privatized in July 2000. After both institutions were privatized, Indosat lost its exclusivity rights in the institutions.

   In October 1994, Indosat completed an initial global public offering of shares ("Initial Public Offering"). Pursuant to the Initial Public Offering, Indosat sold 103,550,000 Series B shares to the public in Indonesia, and the Government sold 258,875,000 Series B shares, represented by 25,887,500 ADSs, to non-Indonesian persons located outside Indonesia. The Series B shares began trading on the Jakarta Stock Exchange ("JSX") and the Surabaya Stock Exchange ("SSX") on October 19, 1994. The ADSs began trading on the New York Stock Exchange ("NYSE") on October 18, 1994.

   Indosat was directly affected by the Telecommunications Law, which became effective on September 8, 2000. The Telecommunications Law provides guidelines for industry reform, including industry liberalization, and facilitates new entrants and enhanced competition. The reforms require removal of monopolistic controls to encourage a competitive environment and to eliminate discriminatory and restrictive practices. These reforms were introduced pursuant to the Government's letter of intent with the IMF relating to the Indonesian Economic Recovery Program. In 2001, as part of the Government's initiative to restructure the Indonesian telecommunications sector, Indosat and Telkom concluded an agreement eliminating their respective cross-shareholdings in several telecommunications operating subsidiaries. The salient parts of this agreement include:

   . Indosat acquiring Telkom's 22.5% interest in Satelindo for approximately US$186 million;

   . Telkom acquiring Indosat's 35.0% interest in Telkomsel for approximately US$945 million; and

   . Indosat acquiring Telkom's 37.2% interest in Lintasarta, as well as Lintasarta's convertible bonds held by Telkom, for an aggregate consideration of approximately US$38 million and Rp. 4.1 billion.

   After the agreement with Telkom, Indosat acquired an effective 45.0% interest in Satelindo, through its acquisition of P.T. Bimagraha Telekomindo ("Bimagraha"), for approximately US$372 million. In June 2002, Indosat acquired a further 25% interest in Satelindo from DeTe Asia for approximately US$325 million. Upon completion of the transaction with DeTe Asia, Indosat effectively owned 100% of Satelindo. Further, Indosat injected additional capital amounting to US$75 million into Satelindo. The purpose of this additional capital injection was to strengthen Satelindo's capital structure and remove certain restrictive covenants arising from Satelindo's indebtedness.

   In August 2002, Indosat commenced its entry into domestic telecommunications service through the award of a license to provide local fixed network services in the Jakarta and Surabaya areas. Indosat deployed around 13,000 lines in those areas to provide its local fixed telephone services. At the same time, Indosat also announced its strategic objective of becoming a cellular-focused, fully integrated telecommunications network and service provider, through a transformation process which involves creating and benefiting from synergies between Satelindo and IM3, as well as considering various scenarios for the legal merger of Satelindo and IM3 into Indosat. Indosat has recently appointed Hay Group/AT Kearney as its strategic management consultant and ING as its financial adviser to advise Indosat with respect to this possible merger.

   In November 2002, Indosat successfully completed the offering of the Indosat Bond II and Indosat Islamic Revenue Sharing Bond with an aggregate principal amount Rp. 1,250.0 billion. The bonds were listed and started trading on the SSX on November 8, 2002.

   In 2002, the Government, acting through the Ministry of State-Owned Enterprises, divested 517.5 million shares (representing approximately 50% of Indosat's shares) in two stages. In May 2002, the Government sold 8.1% of Indosat's shares through an accelerated global tender. In December 2002, the Government divested an additional 41.94% of Indosat's shares to STT acting through its wholly-owned subsidiary, ICL (see "Major Shareholders"). As a result of these transactions, the Government now owns 15% of the shares of common stock of Indosat, as well as the Series A special share. ICL owns 41.94% of Indosat's shares, while the remaining 43.06% of Indosat's shares are owned by the public shareholders.

   In February 2003, Indosat received approval from Indonesia's Investment Coordinating Board (BKPM) for the change of its legal status, from a State-owned Company (persero) to a Foreign Investment Company (PMA). Subsequently, in March 21, 2003, Indosat received approval from the Minister of Justice and Human Rights on the amendment of its Articles of Association to reflect this change in legal status (see "Additional Information--Description of Articles of Association and Capital Stock"). Under Indonesian law there are no significant differences of rights and obligations between a PMA company and a Domestic Investment Company (PMDN).

   Indosat announced in April 2003 that, following a selection and evaluation process, Indosat selected Mega Asia Consortium as Indosat's partner for a new Indosat Partnership Program. Indosat signed an initial Heads of

Agreement with Mega Asia Consortium in the same month. A build and operate agreement is being negotiated and has not yet been finalized. Once finalized, Indosat expects to begin preparations for the construction with Mega Asia Consortium of approximately 700,000 fixed wireless lines in Jakarta and Surabaya over an estimated period of three years.

   To our knowledge, since January 1, 2002, there have not been any public takeover offers by third parties in respect of Indosat's shares, nor have we made any public takeover offers in respect of other companies' shares.

Business Strategy

   Until 2001, most of our revenues had been generated by the provision of basic voice telecommunications services to customers making and receiving international calls. In recent years, competition in the Indonesian telecommunications industry has increased significantly as regulatory changes encouraged new operators to enter the market. See "--Regulation". Meanwhile, technology advancements and market developments, characterized by an increasing demand for mobile services and the convergence of technologies, such as between fixed line and wireless and between data and voice, have accelerated such changes.

   Due to this rapidly changing and increasingly-competitive operating environment, we began to transform our business in 2001 with the aim of becoming a cellular-focused, fully-integrated telecommunications network and service provider, primarily through the acquisition of Satelindo. Satelindo is the second largest mobile cellular provider in Indonesia with around 3.1 million subscribers as of December 31, 2002.

   In addition to that, we also established IM3 to provide GSM 1800 mobile cellular services. Indosat now holds 99.94% of the shares of IM3, and Indosat spent approximately Rp. 1.7 trillion to establish and commence IM3's services in the third quarter of 2001 in nine big cities in Indonesia. As of December 31, 2002, IM3 had more than 0.5 million subscribers, making it the fourth largest mobile cellular provider in Indonesia.

   To enhance Indosat's competitive strength and to accomplish our transformation objectives, we intend to:

   . Concentrate on cellular growth. We plan to integrate and further develop our cellular services business to capture the growing value of cellular business in Indonesia.

   . Maintain international calls business and selectively deploy fixed networks. To maintain our existing IDD market share, we plan to develop retention programs and new points of service differentiations vis-a-vis the very competitive IDD market. Selective deployment of fixed networks will also be used to defend IDD market share, as well as to selectively enter the domestic telecommunications service.

   . Nurture MIDI growth. We plan to maximize the synergy of MIDI business within the Indosat group. Indosat, together with Satelindo, Lintasarta, and P.T. Indosat Mega Media ("IMM") intend to expand upon a widening range of multi-media, data and Internet services including high-speed point-to-point leased line, packet-switched data network ("PSDN"), digital data network, frame relay, Internet and satellite services.

   . Enhance and leverage combined strengths. In order to use all portions of our network efficiently and to offer integrated telecommunications services, we intend to have an integrated platform based on Internet Protocol ("IP"). We intend to enhance and leverage our infrastructure to carry voice and data traffic generated by our mobile and international calls business, as well as traffic generated by our other principal business lines. We expect that joint network planning, product rationalization, aggregation of procurement and increased network usage will optimize returns and create cost efficiencies.

   Simply put, our strategy is to operate and expand our three principal business lines--cellular, international telecommunications, and MIDI services--across a common network system, and to integrate the network and our services through the use of a common platform. We believe that our strategy will assist us to secure our position in the increasingly competitive Indonesian telecommunications marketplace.

Principal Products and Services

   Our principal products and services follow our three lines of business: cellular, international calls and MIDI services. Traditionally, our core business and largest revenue component has been international calls services. However, since we entered the Indonesian cellular market through our acquisition of Satelindo and establishment of IM3, cellular services have become a significant revenue component for us. In 2001, cellular services were the second largest contributor to total operating revenues, and it became the largest contributor in 2002, due to the 85% growth in cellular revenue.

   The table below shows the breakdown of our total consolidated operating revenues for each of the years indicated and the percentage contribution of each revenue component to the total:

----------------------------------------------------------------------------------------

                                                      Year Ended December 31,
                                             -------------------------------------------
                                                 2000            2001          2002
----------------------------------------------------------------------------------------
                                               Rp.       %     Rp.     %     Rp.     %
                                             (in billions of Rupiah, except percentages)
Operating revenues:
   Cellular.................................      --      -- 1,769.9  34.5 3,271.6  48.3
   International calls...................... 2,184.0    73.0 2,157.5  42.0 2,137.9  31.6
   Multimedia, data communication, Internet.   731.7    24.5 1,105.1  21.5 1,263.0  18.7
   Other services...........................    76.5     2.5   105.6   2.0    94.3   1.4
                                             -------   ----- ------- ----- ------- -----
       Total operating revenues............. 2,992.2   100.0 5,138.1 100.0 6,766.9 100.0
                                             =======   ===== ======= ===== ======= =====
----------------------------------------------------------------------------------------

  Cellular services

   We provide cellular services through our wholly-owned subsidiary, Satelindo and 99.94% owned subsidiary, IM3. Cellular services contributed Rp. 3,271.6 billion in 2002, representing 48.3% of our 2002 total consolidated operating revenues.

   As of December 31, 2002, Satelindo was the second largest cellular provider in Indonesia, as measured by subscribers, with approximately 3.1 million subscribers. This represents an estimated 27.1% market share of the cellular market, based on our estimates from available market data. Satelindo's cellular network currently covers all major cities in the populated areas of Java and Bali, as well as major cities in Sumatra, Sulawesi and Kalimantan. Satelindo provides GSM 900 and GSM 1800 technology.

   IM3 commenced operations in August 2001. At that time, it was the first company in Indonesia providing GSM 1800 technology. As of December 31, 2002, IM3 had approximately 0.5 million customers, representing an estimated 4.5% market share of cellular market, based on our estimates from available market data. IM3's cellular network covers nine of the largest cities in Indonesia, including Jakarta, Bandung, Semarang, Solo, Yogyakarta, Surabaya, Malang, Denpasar and Batam.

   We currently plan to integrate the cellular business of Satelindo and IM3. In working towards network integration, by the end of 2002 IM3 had implemented national roaming on Satelindo's network throughout Indonesia for IM3's postpaid and prepaid subscribers. Satelindo and IM3 had also co-located certain base stations, thereby reducing operating costs. Moving forward, we plan to continue to further integrate Satelindo's and IM3's networks through equipment and vendor compatibility.

  Services

   Our principal cellular service is the provision of airtime or usage. Airtime or usage is sold under postpaid and prepaid plans. Apart from the timing of payments, the principal difference between postpaid and prepaid airtime plans is the tariff structure, with prepaid subscribers subject to higher tariffs due to the lack of monthly subscription fees. Satelindo's postpaid plans are offered under the brand names Matrix and Mitra. Matrix is a basic service package with a postpaid payment plan. In order to serve our corporate customers and offer more value to our customers, we also offer Matrix in program packages, namely Mitra (Corporate Package) and Matrix F2 (Family and Friends). Satelindo's prepaid plans are offered under the brand names Mentari and Mentari Plus. Mentari offers the advantage of free national roaming. IM3 markets its postpaid airtime packages under the brand name Bright, and its prepaid airtime packages under the brand name Smart.

   Postpaid and prepaid customers of Satelindo and IM3 have access to local, domestic long distance ("DLD") and international direct long distance dialing. In addition, Satelindo and IM3 offer a variety of additional, value-added services, functions and features for their respective subscribers, depending on the airtime package purchased, including:

   . SMS--short text messaging service, which allows users to send text messages to other users' handphone display screens and, since July 2001, to send such messages to subscribers of other telecommunication providers;

   . Mobile data and facsimile services--services, which allow users to download content on a variety of subjects including sports, news and finance to their mobile phones, as well as to send and receive faxes;

   . Voicemail--a standard voicemail service that enables callers to leave and users to retrieve voice messages;

   . Caller line identification--a caller identification service that displays the incoming call number on a user's mobile phone display screen;

   . Call holding--a standard call holding feature that allows users to place an incoming or outgoing call on hold in order to make or receive other calls;

   . Call waiting--a feature that signals users of another incoming call when their lines are engaged. Upon hearing such a signal, users can answer the second call if they wish, thereby placing the original call on hold;

   . Call forwarding--a service that enables users to forward incoming calls to other cellular or fixed line numbers;

   . Detailed billing--a service that provides customers with more detailed billing statements indicating the duration and cost of all calls to and from a particular mobile phone;

   . Direct debit payment--a payment option that automatically deducts billed amounts from the relevant users' bank accounts and credit cards;

   . Top up via SMS and Asynchronous Transfer Mode ("ATM")--a voucher recharge via ATM or SMS that automatically deducts billed amounts from the relevant users' bank accounts; and

   . International roaming--a service that allows prepaid and postpaid customers to have access (SMS and voice) while roaming in foreign networks.

   Mobile data and facsimile, voicemail, call holding/waiting/forwarding, detailed billing and direct debit payments are services, which are only available to postpaid subscribers. Other value-added services include call barring, conference calls, circuit-switched data, multimedia messaging services and general packet radio services ("GPRS"). These services and features are designed to attract and retain subscribers. Some of these services are offered free of charge while others, such as SMS, mobile data and facsimile services and detailed billing, require additional fees and are intended to increase revenue per subscriber. Satelindo introduced its SMS service to postpaid cellular subscribers in 1995 and extended the service to prepaid subscribers in May 2000. Usage levels have risen consistently, from approximately 319,000 text messages per day for Satelindo in June 2000 to approximately 7.4 million text messages per day in December 2002. IM3 recorded an average of approximately 850,000 text messages per day throughout 2002. In 2002, SMS usage accounted for substantially all of Satelindo's revenues from value-added cellular services. We believe that increasing SMS usage may have a negative impact on revenues from traditional voice services, although the magnitude of this impact is uncertain.

   Satelindo launched its portfolio of mobile data services in 2000 under the brand name Satelindo @ccess. Mobile data services can be accessed over SMS or through a direct dial-up connection to a wireless application protocol ("WAP") server. Users are able to access a variety of information, including movie listings, stock quotes, exchange rates, sports and business news, astrological predictions and SMS Top Up. Satelindo @ccess subscribers can also send and receive e-mail. We expect that Satelindo will offer mobile financial transaction services in 2003.

   In 2002, IM3 launched a similar portfolio of mobile data services under the name of M3-Access. These services can also be accessed via SMS (like info-on-demand SMS) or through a direct dial-up connection to a WAP server. Through this service a variety of information can be downloaded, such as movie schedules, exchange rates, horoscopes, sports, business and technological news, both international and domestic. In 2002, IM3 also launched mobile banking services in cooperation with P.T. Bank Mandiri (Persero) ("Bank Mandiri"), one of the largest banks in Indonesia. IM3 also launched MMS (multimedia messaging service), a service by which customers can send not only text, but also pictures, video and voice.

   Each of Satelindo and IM3 have entered into interconnection agreements, which allow their cellular networks to interconnect with the PSTN operated by Telkom, the international gateways operated by Indosat and Satelindo and the networks of each of the other Indonesian cellular and fixed wireless operators. These agreements allow their cellular subscribers to communicate with customers of such other telecommunications service providers.

   Satelindo and IM3 offer roaming services to their customers, which allow them to make and receive calls and send and receive SMS text messages when outside Indonesia. Satelindo has entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and other Asian countries and regions. As of December 31, 2002, Satelindo's postpaid cellular subscribers were able to roam internationally on 199 networks in 94 countries, making Satelindo the largest international roaming operator in Indonesia.

   As of December 2002, IM3 postpaid subscribers were able to roam internationally on over 63 networks in 45 countries. IM3 has also entered into roaming agreements with operators of CDMA networks in Korea, which allows postpaid subscribers to communicate in a country where there is no GSM network operator.

   Within Indonesia, Satelindo's postpaid and prepaid cellular subscribers can roam in Indonesia within the Satelindo network, but cannot use another Indonesian cellular provider's network. However, Satelindo and IM3 have entered into a unilateral roaming agreement, which allows IM3 subscribers to roam in Satelindo's network.

  Customers and marketing

   We segment the Indonesian population by location, disposable income and other factors that we believe indicate the desire and ability of individuals and corporations to purchase our products and services. We then target areas we believe are populated with a greater number and higher density of potential subscribers. Satelindo currently targets populations in all major cities in more densely populated areas of Java and Bali, as well as major cities in Sumatra, Sulawesi and Kalimantan. These areas are generally economically more developed and more prosperous than other areas in Indonesia. Satelindo has traditionally had its primary subscriber base in the more densely populated area of greater Jakarta (including Jakarta, Bogor, Tangerang and Bekasi), while IM3 has focused on building its subscriber base in the nine higher-density areas of Batam, Surabaya, Semarang, Malang, Yogyakarta, Solo, Bandung, Jakarta and Denpasar.

   Satelindo has recorded subscriber growth every year since the launch of its GSM cellular business in Indonesia. Its prepaid subscriber base has grown significantly over the past three years relative to its postpaid subscriber base. At the end of 2000, Satelindo had approximately 184,900 postpaid and 870,400 prepaid cellular subscribers. By the end of 2001, its subscriber base had grown to approximately 169,000 postpaid and 1,600,000 prepaid cellular subscribers. As of December 31, 2002, Satelindo had 198,623 postpaid and 2,872,752 prepaid subscribers. At the end of December 31, 2002, IM3, on the other hand, had 42,955 postpaid subscribers and 468,321 prepaid subscribers. In the past, we have focused on increasing the number of our prepaid subscribers, as prepaid subscriptions minimize subscriber credit risks, as well as reduce billing and collection costs. In addition, we believe that Indonesian customers tend to favor the convenience, ease of activation and lack of credit checks associated with prepaid plans. Prepaid subscribers also generally have a lower average monthly churn rate than postpaid subscribers.

   When cellular services first became available in Indonesia, cellular subscribers consisted primarily of high income individuals and business customers, including government entities. As activation fees and handset prices declined and cellular technology improved, cellular services have become increasingly affordable and much more popular with the broader middle income market for both business and social uses. These subscribers generally have lower average monthly usage and are generally more price-sensitive. ARPU was Rp. 117,542 and Rp. 89,658 for Satelindo prepaid subscribers for 2001 and 2002, respectively, and was Rp. 359,477 and Rp. 386,347 for Satelindo postpaid subscribers for the same periods, respectively. For IM3, blended postpaid and prepaid ARPU was Rp. 102,144 at the end of 2002.

   Satelindo's and IM3's marketing strategy emphasizes their wide range of innovative services and customer service. For example, Satelindo recently introduced a new tagline of "The freedom to be you" for its cellular services and, to strengthen brand recognition, is using this tagline for all of its promotional activities. IM3 uses the tagline of "No Limit" for its promotional activities. Satelindo and IM3 regularly advertise in major newspapers, magazines and via direct mailings, and each also engages in telemarketing. Satelindo and IM3 are currently targeting different segments of the cellular market; Satelindo is primarily focusing upon attracting higher-end, more affluent prepaid subscribers, as well as high-usage customers, such as corporate accounts and professional individuals, and IM3 is primarily targeting the younger mass market.

   We conduct our sales, distribution and marketing activities through our customer service and sales centers, called "Satelindo Direct" for Satelindo and "IM3 Gallery" for IM3, a network of independent dealers, and through our corporate sales group, comprised of sales representatives and account managers. These outlets act as the branches and offer a broad range of services including providing product and service information, answering customer queries and providing bill payment services. Customers can register for, activate, and pay for all of our cellular services at these outlets. We also use independent dealers who have their own networks throughout Indonesia to sell our wireless services, primarily to individuals. These dealers include major distributors of wireless phone handsets and tend to have their own retail networks, direct sales forces and sub-dealers in Indonesia. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations.

  Tariff structure and revenues

   The Indonesian cellular telecommunications market generally operates on a "calling party pays" system, which requires that the originators of telephone calls pay for calls. The tariffs for postpaid subscription services are established in accordance with the Mobile Cellular Tariff prescribed in MoC Decree No. 27/1998, and consist of activation, monthly subscription and usage charges.

   The Mobile Cellular Tariff is the maximum tariff that can be charged for cellular services by Indonesian cellular operators. Pursuant to the Mobile Cellular Tariff, the maximum tariff chargeable for activation fees is Rp. 200,000, and the maximum monthly fee (including frequency charge) is Rp. 65,000. The maximum airtime charge is Rp. 325 per minute for non-peak hours and Rp. 406 per minute for peak hours. Although the MoC does not set specific tariffs levels for prepaid subscription services, it has limited the maximum amount chargeable for prepaid services to 140% of the Mobile Cellular Tariff. Prepaid tariffs are typically higher than tariffs for postpaid customers as there is no monthly subscription fee, and Satelindo's and IM3's prepaid airtime charges are generally at or close to the maximum rate chargeable (although Satelindo has recently lowered certain of its tariffs; see "Recent tariff reduction of Satelindo's Mentari Services" below).

   Activation fees and monthly charges. Activation fees represent the initial connection fees charged to new postpaid and prepaid customers when subscribing to a cellular network. Monthly charges represent fixed amounts charged only to postpaid cellular subscribers for maintaining access to the cellular network. Currently, our postpaid customers are charged a one-time activation fee of Rp. 75,000, a monthly subscription fee of Rp. 65,000 per month airtime of Rp. 325 per minute for non-peak hours and Rp. 406 per minute during peak hours. We recognize the revenue from the service activation component of prepaid starter pack sales upon actual sale and delivery of starter packs to customers (dealers, distributors and subscribers). Sales of initial and reload vouchers are recorded as unearned revenues and recognized as revenue upon usage of available airtime or expiration of the voucher.

   Airtime. For local calls originating or terminating on the PSTN, Satelindo subscribers are charged a variable usage charge based on the location called and the time of the call. For local calls from a cellular subscriber to the PSTN, we are required to pay Telkom 50% of the prevailing tariff for local pulse per minute. For local calls from the PSTN to a Satelindo or IM3 cellular subscriber, Telkom collects the prevailing applicable local call tariff plus an airtime charge of between Rp. 325 and Rp. 406 per minute, which Telkom remits to us. We have similar arrangements if our subscribers make calls to or receive calls from subscribers of other domestic cellular networks. If our subscriber calls a subscriber of another domestic cellular network, we collect twice the applicable airtime tariff plus the prevailing tariff for local pulse per minute. We would then remit one half of the collected airtime tariff to the domestic cellular network operator on which the call was terminated. If a call is made to our subscriber, the other domestic cellular network operator collects the applicable fees and remits the appropriate portion thereof to us. If our subscriber calls another subscriber of ours, we keep all charges collected. For domestic and international long distance calls, we collect applicable long distance tariffs and recognize these amounts as airtime fees. Certain international and domestic roaming charges are also collected and recognized as airtime fees. If a postpaid subscriber makes calls when outside his home area, whether domestic or abroad, then the subscriber pays a roaming charge. Satelindo prepaid subscribers do not pay domestic roaming charges and cannot roam internationally; IM3 prepaid subscribers pay domestic roaming charges. Airtime fees also includes fees charged to other operators' subscribers when they place calls to our subscribers. Such fees are collected by the calling party's cellular or fixed-line network and remitted to us pursuant to interconnection agreements.

   Value-added services. The MoC does not regulate the tariffs for SMS or other value-added services. Currently, Satelindo charges usage fees for use of its SMS at Rp. 300 per message for postpaid subscribers and Rp. 350 per message for prepaid subscribers. Satelindo has increased its SMS charges since the inception of the service; the most recent increase was effected in January 2002. SMS operates on a "sender keep all" basis, which means that Satelindo and IM3 earn revenue whenever one of their subscribers sends an SMS, however they do not earn any revenue if a non Satelindo/IM3 subscriber sends an SMS to one of their subscribers. For IM3's GPRS, which was launched in early 2002, subscribers are charged Rp. 20 per kilobyte of data downloaded.

   We receive roaming settlements from foreign telecommunications operators when their subscribers roam on our network. Additionally, as part of the unilateral domestic roaming arrangement which Satelindo has entered into with IM3, currently Satelindo may keep the calling charges earned from IM3 subscribers who roam domestically within Satelindo's coverage area.

   Recent tariff reduction of Satelindo's Mentari Services. Continuing our efforts to enhance services to Mentari (prepaid card) users, Satelindo announced a change of calling charges for Mentari users. Starting from June 1, 2003, calling charges for Mentari customers to PSTN or ordinary fixed phone are Rp. 816 per minute. Under this new tariff system, each of the 50 local zones in Indosat is extended up to 200 km in distance. This means, a Mentari user in one city may call a PSTN number in another city within the same zone for a local calling charge. Furthermore, Satelindo will apply a local calling charge for a call between Mentari and a PSTN number in another zone, as long as the cities are within 30 km of the city of the caller. In addition, there is no surcharge for a Mentari user to receive or make a call outside the local zone or outside the city which he or she registered as the user (referred to as "free roaming"). In addition, these Mentari users will also enjoy a special tariff for calls to other Mentari or Matrix users throughout Indonesia of Rp 1,499 per minute. With this offering, the entire territory of Indonesia can be considered as a single zone for calls between Satelindo's users. Based on preliminary calculations, we estimate an approximately 10% decline in ARPU of Satelindo's prepaid subscribers. However, we expect that the tariff reduction policy will increase our subscriber base, thus helping to maintain our revenue growth and offsetting the adverse effect of such policy on our revenue stream.

  Interconnection

   Satelindo and IM3 currently interconnect with the PSTN operated by Telkom at numerous locations throughout Indonesia. In order to minimize its interconnection fees, Satelindo utilizes its own backbone transmission facilities whenever possible and in compliance with applicable regulations. For example, routing a long distance call from a Satelindo customer in Surabaya to a caller in Jakarta through its microwave transmission lines or satellite hook-up allows Satelindo to avoid the PSTN transmission altogether.

  Activation, billing and collection

   Potential customers can apply for Satelindo's cellular services at any of its sales and distribution points. Satelindo Direct outlets and selected primary independent dealers are able to register, verify the address of potential new subscribers and then approve and activate new subscribers. The majority of its independent dealers, however, can only receive new applications for cellular services, which are then forwarded to Satelindo for processing. A potential subscriber for its postpaid service is required to provide proof that it meets its minimum credit requirements. If a potential subscriber does not meet Satelindo's postpaid requirements, its sales representative typically recommends Satelindo's prepaid services. Once approved, postpaid service Subscriber Identity Module ("SIM") cards are activated within three days. This activation time lag is generally due to congestion in Satelindo's internal information management systems. Satelindo expects that the implementation of its "intelligent network" platform will assist to alleviate this congestion.

   Satelindo bills its postpaid subscribers on a monthly basis through its centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber's account as airtime is used.

   Satelindo's postpaid subscribers have a variety of payment options. Subscribers may pay by cash, major credit cards, direct deposit or automatic debit through banks or participating credit card companies. Subscribers may make payments in person at any Satelindo Direct outlet or by mail. Subscribers may also pay through P.T. Bank Negara Indonesia (Persero) Tbk. ("BNI"), Bank Mandiri or P.T. Bank Central Asia Tbk. ("BCA") ATMs or over the counter at BNI, Bank Mandiri or post office branches. Satelindo does not provide payment and collection services through its network of independent dealers. Payments are due 23 days after the account statement date. Thirty days after the statement date, Satelindo sends a letter to subscribers who have not paid their balance and blocks their ability to make outgoing calls. For subscribers who remain unpaid 45 days after the statement date, it blocks the subscribers' ability to make or receive calls. Satelindo permanently disconnects service, cancels the subscriber's SIM card and makes 100% provisions for accounts that are more than 330 days past due.

   IM3 uses Indosat's billing system to bill its postpaid subscribers. This is an example of the synergies available within the Indosat group. IM3 postpaid customers can make payment in person at any IM3 Gallery or may also pay through several banks, such as BNI, P.T. Bank Rakyat Indonesia (Persero) ("BRI"), Bank Syari'ah Mandiri and BCA, either over the counter or via ATMs.

   We have taken a number of steps to prevent subscriber fraud and to minimize losses. We deliver prepaid vouchers to our independent dealers only on cash on delivery basis, and we do not collect payments for our services from cellular subscribers through our independent dealers. In addition, we demand, in certain instances, refundable deposits from subscribers depending on usage levels and we review accounts of our high usage customers at regular intervals to ensure that the deposit levels continue to be adequate.

  Competition

   The cellular service business in Indonesia has become increasingly competitive over the past five years. Competition in the cellular communications industry is based principally on network coverage and technical quality, price, the availability of data services and special features, quality and responsiveness of customer service. The four major providers of cellular services in Indonesia are Satelindo, Telkomsel (which is majority owned by Telkom), Excelcomindo and IM3, which together provide approximately 95% of Indonesia's national cellular telecommunications services.

   We believe that barriers to entry are currently comparatively high due to limited availability of frequency, a capital intensive operating environment, the established market presence of the three incumbents and the recent market entry of IM3. Nevertheless, we are anticipating increased competition within the Indonesian cellular industry generally. In response to this, we intend to dedicate future capital expenditure in the wireless businesses of Satelindo and IM3 to increase network density, primarily through the addition of new cell sites. We also believe that Satelindo, as an established cellular provider, offers one of the widest selections of sophisticated data services and special features in Indonesia.

  International calls services

   Through Indosat's "001" and Satelindo's "008" IDD services, we currently handle substantially all of the traditional IDD business in Indonesia. However, the duopoly regime in the IDD business will likely end if Telkom enters the international call services business in August 2003, as it has announced that it intends to do. See "--Regulation". In 2002, IDD services contributed Rp. 2,137.9 billion, or 31.6%, of our total consolidated operating revenues.

   Any "001" call dialed in Indonesia is routed through one of Indosat's five international gateways (two in Jakarta, one each in Medan, Surabaya and Batam), and any "008" call is routed through one of Satelindo's five international gateways (two in Jakarta and one each in Medan, Batam and Denpasar). From these international gateways, calls are transferred to their desired destination via satellite or submarine cable, based on predetermined routing plans developed in collaboration with foreign carriers. The foreign carriers receiving calls through the international gateways are responsible for the final delivery of the calls to their recipients. Likewise, international calls received at our gateways are switched from the gateway to their destinations domestically through Telkom or one of the other cellular operators with which we have interconnection arrangements.

  Services

   We provide a variety of international voice telecommunications services and both international switched and non-switched telecommunications services. Switched services require interconnection with either the PSTN or another mobile cellular operator's facilities; non-switched services can be completed through Indosat's and Satelindo's own transmission facilities without the need for interconnection.

   In addition to these IDD and value-added services, we commenced offering international VoIP services in 2002, under the brand names "Global Save" for Indosat and "Yelo" for Satelindo. Fixed line and cellular subscribers throughout Indonesia are able to access Indosat's and Satelindo's VoIP service for international calls by dialing separate access codes.

   The following table sets forth certain operating data for our international call services and includes operating data for Satelindo for all years presented:

------------------------------------------------------------------------------------------
                                                     Year Ended December 31,
                                        --------------------------------------------------
                                              2000             2001             2002
------------------------------------------------------------------------------------------
                                        minutes % change minutes % change minutes % change
                                                (in thousands, except percentages)
Incoming paid minutes.................. 424,337   -0.03  365,844  -13.78  429,356  17.36
   Indosat............................. 363,931    1.20  322,243  -11.45  351,645   9.12
   Satelindo...........................  60,406   -6.88   43,601  -27.82   77,711  78.23
Outgoing paid minutes.................. 314,178   -2.46  316,246    0.66  289,323  -8.51
   Indosat............................. 281,374   -1.30  283,516    0.76  259,500  -8.47
   Satelindo...........................  32,804  -11.37   32,730   -0.23   29,823  -8.88
Incoming and outgoing paid minutes..... 738,515   -1.08  682,090   -7.64  718,679   5.36
   Indosat............................. 645,305    0.10  605,759   -6.13  611,145   0.89
   Satelindo...........................  93,210   -8.51   76,331  -18.11  107,534  40.88
Incoming to outgoing paid minutes ratio    1.35      --     1.16      --     1.48     --
   Indosat.............................    1.29      --     1.14      --     1.36     --
   Satelindo...........................    1.84      --     1.33      --     2.61     --
------------------------------------------------------------------------------------------

   The table above illustrates two significant trends in the decline in international outgoing and incoming calls. During 2002, Indosat's and Satelindo's combined international outgoing calls measured by paid minutes decreased by 8.5% compared to the previous year, while incoming calls increased significantly by 17.4% over the same period. Combined outgoing and incoming calls, also measured by paid minutes, increased 5.4% during 2002. Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long distance services. The cost structure for providers of VoIP services is lower than for traditional fixed line operators and, as such, VoIP services are customarily offered at significant cost savings compared to traditional international long distance services. We believe that increased competition from VoIP operators, some of which are unlicensed, contributed to declining IDD call volume in past periods and will continue to do so in the future as more VoIP operators enter the market and as VoIP call quality improves.

  Customers and marketing

   Indosat's top 500 customers accounted for approximately 37.15% of outgoing IDD calls by revenues billed in 2002. Approximately 48.1% of Indosat's outgoing call minutes originated in the Jakarta area, followed by Batam (near Singapore) with 5.5%, Surabaya in East Java with 5.2%, and Denpasar in Bali with 4.7%. No single customer accounts for more than 1% of Indosat's revenue for IDD services.

   Indosat maintains a proprietary database of customer information, which allows it to analyze consumer preferences and usage patterns and to develop tailored marketing and products. Indosat conducts its own market research by contacting its largest customers directly. Indosat has also engaged consultants to perform broader research on customer behavior and needs.

   Indosat has undertaken a variety of marketing initiatives to continue to improve its service to IDD customers. Indosat's marketing strategy is focused on: (i) protecting and increasing penetration in existing markets, (ii) creating new markets, (iii) adding value and improving customer relations in each of its markets and (iv) new product development. Indosat has traditionally maintained an aggressive nationwide advertising campaign, using television, newspapers, magazines, web-sites and radio to promote its general corporate image and to increase awareness of its main products to business and retail customers. Indosat regularly takes part in domestic and international trade exhibitions. Indosat also has established regional sales offices in Bali, Surabaya, Bandung, Semarang, Balikpapan, Ujung Pandang, Padang, Bandar Lampung, Pekanbaru and Palembang.

   Indosat has a specialized sales force, including a sales group, which focuses on its largest 500 customers, which include hotels, large corporate customers such as mining and oil companies and financial institutions, as well as government offices and embassies. Indosat also conducts broader-based marketing programs, such as telemarketing and direct-mail campaigns and has implemented a customer loyalty program, which provides incentives to regular users. In addition, Indosat seeks to broaden its customer base by conducting joint promotions with other international telecommunications companies to promote its services.

   Indosat strives to continue to deliver high quality services in order to maximize customer satisfaction. In 2002, we started implementation of a customer relationship management ("CRM") initiative across all consolidated business units. Our management believes that CRM will allow us to manage customer information better, thereby improving service quality to such customers. Upon full implementation in 2004, we aim to have marketing, sales, customer service and billing functions largely integrated and customer information centrally-stored for instant availability to a variety of customer-contact points. We believe that the CRM initiative, if successfully implemented, will distinguish the service quality that we are able to provide to customers from other telecommunications operators in Indonesia.

   To consolidate the marketing channels for our business units, we have developed and begun to selectively roll-out integrated walk-in centers, named "IOG--Indosat One Gallery", which offer Indosat, Satelindo and IM3 services in the same outlet. We have also started to implement our CRM initiative, through the introduction of our e-POINT system as a CRM tool for customer service workflow and implemented for Indosat new services such Indosat Phone & Global Save. In addition to this CRM initiative, we have updated our technology to provide comprehensive and integrated telecommunication solutions, such as data and voice communication technology, video conferencing and network services. Indosat's sales team also conducts quality monitoring and tactical programs as part of its efforts in this regard.

  Tariff structure and revenues

   Rates. The following discussion relates to the provision of basic switched international telephone services. We do not directly control the rates charged to end users of basic international calls services. The rates for such services are established by the ministry responsible (currently the MoC) for telecommunications for calls originating and billed in Indonesia. The rates for outgoing calls are set by reference to six geographical zones and, depending on the destination, range from Rp. 4,900 to Rp. 10,700 per minute.

   The amounts payable to us by international calls carriers for incoming telephone calls are determined by accounting rates negotiated between us and such international carriers, subject to certain guidelines from the MoC. In setting our tariff structure, the MoC considers: (i) our financial and operating objectives, (ii) our negotiated accounting rates with foreign telecommunications carriers and (iii) external Governmental policies, such as its policy to expand the regional economy. We may establish the rates for non-basic services, such as store and forward facsimile and electronic data interchange, subject to filing with the MoC, which sets upper limits on such rates. See "--Regulation."

   Under the Telecommunications Law, the Government is proposing to amend its tariff policy to allow greater competition. However, the Government has not yet introduced such amendments. See "--Regulation". In addition, recently enacted Ministerial Decree No. KM 23/2002 provides that VoIP service providers may determine their own collection charges, and each service provider must negotiate with the applicable network provider for interconnection charges. For that reason, Indosat has entered into an agreement with Telkom as its network provider for VoIP interconnection.

   Our international calls revenue has two primary sources: the domestic operators (primarily Telkom) and foreign telecommunications carriers. With certain limited exceptions, we do not receive any payments directly from the end users of our public international calls services. For 2002, approximately 70.9% of international calls revenue was derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, approximately 15.4% of such revenue was derived from amounts paid or payable by cellular operators and approximately 12.9% of such revenue was derived from net settlements with foreign telecommunications carriers in respect of incoming and outgoing calls. The remaining 0.9% of international calls revenue was derived from direct billing for specific services, such as calling card and store and forward fax services. The corresponding figures for 2001 were 72.2%, 17.3%, 9.8% and 0.7%.

   The provision of international calls services between two countries is normally established between telecommunications carriers on a bilateral basis. As of December 31, 2002, Indosat and Satelindo had operating arrangements with more than 260 foreign telecommunications carriers in approximately 258 and 20 countries and territories, respectively, that govern the accounting rates between the parties. The accounting rates set the terms of payment by us to the foreign telecommunications carriers for use of their facilities in connecting international calls billed in Indonesia and by the foreign telecommunications carriers to us for use of our facilities (and the local Indonesian networks) in connecting international calls billed abroad.

   The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the accounting rate negotiated with each foreign telecommunications carrier, we make payments to the carrier for outgoing traffic billed in Indonesia, and we receive payments from such carrier for inbound traffic billed outside Indonesia. Settlements among carriers are normally made quarterly on a net basis.

   Our largest correspondent carriers are those in Singapore, the United States, Japan and Hong Kong.

   Interconnection with Domestic Networks. Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international calls must terminate on one of the domestic networks: fixed line (operated by Telkom), fixed wireless (operated by Telkom and P.T. Radio Telepon Indonesia) and mobile cellular (four national GSM operators and four regional analog operators). The Government has set an interconnection tariff for international calls which traverse the domestic fixed line and fixed wireless networks. We have separate interconnection agreements with those operators that interconnect directly with our international gateways.

   The tariff on interconnection rates as regulated by the MoC for international calls which traverse Telkom's network is: (i) an access charge of Rp. 850 per successful incoming and outgoing call; and (ii) a usage charge of Rp. 550 per paid minute of successful incoming and outgoing call. The MoC has stated that Indosat is exempt from paying the universal service obligation ("USO") for a period of ten years, commencing January 1, 1995, and has indicated to Indosat that its interconnection tariff payment obligations will not exceed 25% of its net international revenues. Based on the current tariff structure, we anticipate that the tariff will not exceed 25% of Indosat's international revenues.

  Customer billing

   With respect to international calls which are initiated on the domestic networks, Telkom and the relevant domestic operators maintain control over the billing and collection process, retaining the appropriate interconnection charges owed to them from the amounts collected and remitting the balance in Rupiah to us (without interest thereon) within not less than 25 days of collection from the customer in Indonesia. The collection cycle for most of the domestic operators is approximately 15 days. We are responsible for generating and delivering the billing information to the domestic operators. This information is generally delivered within one day of the end of the prior 30-day period and billed by the domestic operators approximately five days after receipt from us, resulting in a collection cycle of approximately 55 to 85 days. For purposes of financial reporting, we recognize income on a monthly basis based upon our own traffic records. We have similar arrangements with the domestic cellular network operators.

   With respect to incoming calls terminating on the domestic networks, we remit the appropriate interconnection charge to the relevant operator, generally within 15 days of the end of the quarter in which payment was received from the foreign telecommunications carrier. The settlements from foreign telecommunications carriers are generally paid in dollars, which are deposited in Indonesia, and amounts representing interconnection payments payable by us to the domestic network operators are remitted in Rupiah.

  Competition

   Indosat and Satelindo are currently the only authorized providers of traditional IDD (non-VoIP) call services in Indonesia. However, the Government retains the right to designate other companies as providers of international telephone services. In August 2000, the Government granted Telkom an international telecommunications in-principle license. It is expected that Telkom will enter the international calls market in August 2003.

   Indonesian regulations require equal access to all domestic telecommunications facilities for all competitors. Accordingly, both Indosat and Satelindo have equal access to Telkom's domestic facilities. Current regulations assure equal access for IDD customers to all competitors on a per-call selection by means of dedicated access code. This was regulated by MoC Decree No. 4/2001. If, as announced, Telkom enters the Indonesian IDD market in August 2003, Telkom would offer an IDD access code other than 001 or 008, which would increase competition to our IDD business.

   Starting from 2001, the traditional IDD market became more competitive, with VoIP technology and new entrants entering the market for both incoming and outgoing IDD traffic. We anticipate that the Indonesian VoIP market will continue to grow, accounting for more than 10% of call volume in year 2002, as new providers enter the market and as technology and call quality improves. We started to enter the VoIP market in the latter part of 2002.

  MIDI

   Recognizing the significant growth potential of data and other network services--including Internet-based services--and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. In 2002, MIDI services contributed Rp. 1,263.0 billion, or 18.7%, of our total operating revenues.

  Services

   World Link, Direct Link and Digital Data Network. World Link, offered by Indosat, is an international leased line service, which provides high-speed, high-quality digital data circuits on a point-to-point basis, and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps. Most of our World Link customers are multinational corporations and Internet access providers who require dedicated high-speed international data links. Very small aperture terminal ("VSAT") connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. Direct Link and Digital Data Network are services, which are offered by Indosat and Lintasarta to corporate customers. In total, World Link, Direct Link and Digital Data Network contributed Rp. 441.1 billion, or 34.9%, of our consolidated MIDI revenues in 2002.

   Frame relay. We provide frame relay services, a high-speed leased packet technology, primarily through Lintasarta, providing customers with multilateral connectivity, reliable local area network ("LAN") interconnections and the power to support complex distributed computing applications. Framed messages enable data transmissions to travel at high speed from a simple single connection to reach multiple domestic or international destinations. Frame relay services can be tailored to the requirements of individual sites in order to meet user demands for a dedicated line by terrestrial or satellite services (VSAT frame relay). As of December 31, 2002, Lintasarta's frame relay services are available in 33 major cities in Indonesia and over 225 countries worldwide in co-operation with Equant. We received revenues of Rp. 285.5 billion from this service in 2002, or 22.6%, of our consolidated MIDI revenues in 2002.

   Satellite services. The principal satellite service that we provide through Satelindo is the leasing of transponders on the Palapa-C2 satellite, in orbit over the Asia-Pacific region, to broadcasters and telecommunications operators. Indonesia has a large television market in which a number of privately-owned domestic broadcasters and international programmers already compete with the state-owned broadcasters. Many of these domestic and international broadcasters lease capacity on Satelindo's satellite. Satelindo has entered into lease arrangements governing transponders on the Palapa C-2 satellite that vary in duration, but generally terminate within two to five years of the effective date of the lease. The transponder leases may be terminated for breach of the lease agreement and, in addition, most of the leases provide that the lessee may terminate the lease with notice (generally six to 12 months) subject to the lessee paying a termination fee equal to a percentage of the lease payments that would have been due had the lease not been terminated.

   Satelindo also provides a variety of other supplementary services, including occasional use for TV services, telecast services, telemetry, tracking & control services, private network services, Internet access and multimedia and video conferencing. Satelindo expects demand for satellite services to grow in 2002, mainly driven by accelerating growth of satellite derivative services (its digital "Bouquet" & "PalapaNet" services). Pressure on pricing is expected to ease as a consequence of this improved demand. In 2002, satellite services contributed approximately Rp. 201.5 billion, or 16.0%, towards our total MIDI operating revenues.

   Internet services. We provide Internet services through IMM and Lintasarta. IMM provides dedicated and dial-up services, and at the end of 2002 had an Internet subscriber base of approximately 24,000, which we estimate was more than 10% of the Indonesian retail Internet market. In anticipation of higher competition in Internet businesses, IMM has developed a strategy to expand its business through developing an IP backbone through potential growth areas, establishing customer care centers, developing its network through joint investment schemes and improving its business processes. Lintasarta offers its subscribers "IdOLA", an Internet Service Provider ("ISP") designed for global communications. With IdOLA, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use IdOLA for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. For the year ended December 31, 2002, we derived Rp. 162.2 billion, or 12.8% of our total MIDI revenues, from Internet services.

   VSAT Net/IP and VSAT Link. Lintasarta's VSAT Net/IP and VSAT Link services are satellite-based data networking systems. VSAT Net/IP connects and controls data traffic among remote locations, allowing for quick development of data for network customers with low-to-medium traffic in such sectors as financial services, transportation, trading and distribution. VSAT Link provides point-to-point digital transmission for remote locations by businesses with medium-to-heavy traffic such as manufacturing, mining, and financial services industries.

  Customers and marketing

   Lintasarta's and Satelindo's marketing activities for MIDI services include group presentations, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. Each subsidiary seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings with customers. Lintasarta's marketing strategy focuses on expanding its market share in industry segments outside its core competencies in banking and finance, in light of the anticipated consolidation and restructuring of those industries in Indonesia. In addition, Lintasarta has increasingly focused its sales and marketing efforts on small to medium size enterprises ("SMEs") by repackaging its products and services for their specialized needs, especially in connection with the development of the Internet as a mechanism for e-commerce. Lintasarta is exploring the expansion of the existing geographic coverage of its products and services to address the increasing demand for telecommunications infrastructure in outlying regions as a result of Indonesian political developments, including increased regional autonomy.

   Lintasarta supports its subscribers through local area staff, 24-hours help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its Frame Relay, Digital Data

Network and VSAT services. In January 2002, Satelindo obtained ISO 9001 certification for its satellite services, evidencing its commitment to customer satisfaction and continual service quality improvement. Satelindo believes that it was the first satellite operator in the Asia-Pacific region to obtain such certification.

  Tariff structure and revenues

   Customers of our various MIDI services are charged based on the type of product and service, their industry sector, geographic location and the length of contract for the services (which generally range from one to three years). Customers are generally charged in Rupiah except for certain products, such as VSAT, which are charged in U.S. dollars. Service charges generally include the following components: initial installation; monthly service charges (based on location and access speed); transactional charges (based on the volume, duration and/or distance traveled for network traffic); and ancillary charges for services such as consultancy or project management.

   Satellite transponder lease rates to international lessees are negotiated between Satelindo and its customers and depend on the supply and demand of services in the areas covered by the Palapa-C2 satellite. Satelindo's offshore leases average US$1.5 million per annum for a full transponder. (Certain offshore leases are also subject to annual escalation factors that range from 2.5% to 10%.) Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies. The MoC regulates the fees that can be charged in connection with leasing space on satellite transponders to domestic customers. Pursuant to MTPT Decree 25/1996, the maximum annual lease rates for C-band transponders are set at US$1.7 million; for occasional use, the fees are between US$8 to US$19 per minute, depending on the time of day.

  Competition

   Data communications service providers in Indonesia compete principally on the basis of price, range of services provided and customer service quality. During the last three years, competition among data communications service providers has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. Lintasarta expects competition to continue to intensify. Lintasarta believes that its major competitors are Primacon and Citra Sari Makmur with respect to its VSAT services, and Citra Sari Makmur and Telkom with respect to its Frame Relay services. Lintasarta also faces competition with respect to its data communications consulting services from a variety of competitors including international software developers, technology consultants and other telecommunications services providers.

   With respect to Internet-related value-added services, IMM and Lintasarta face significant and increasing competition from other ISPs as a result of the increased issuance of licenses by the MoC. ISPs in Indonesia compete on the basis of network quality, price and network coverage.

   Companies in the satellite business compete primarily on coverage power, product offerings and cost. Generally, the cost of service depends upon the combination of power and coverage. In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Satelindo's satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. Satelindo faces competition from foreign and domestic service providers in each of these areas. In leasing its transponders on the Palapa-C2 satellite, Satelindo competes most closely in Indonesia with P.T. Pasifik Satelit Nusantara ("PSN") and Telkom. PSN also owns transponders on the Mabuhay Philippines Satellite, which is used primarily for television broadcast services. Telkom currently operates its own satellites (Telkom and Palapa B4) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite up linking and down linking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-1, AsiaSat-2, Apstar-1, Apstar-2R and PanAmSat-7. APT Satellite, which operates the Apstar satellites, also competes directly with Satelindo in the Asian regional market.

  Other Services

   Through Indosat, we also provide international telex and telegram services and global mobile services using the Inmarsat Mini M system. In 2002, we received revenues of Rp. 3.7 billion and Rp. 15.0 billion from these services, respectively.

   Furthermore, Indosat has been granted a license to establish a fixed-line network. This roll-out was initially limited to Jakarta and Surabaya, which began from August 2002. However, pursuant to MoC Decree Number 130, dated April 17, 2003, Indosat may now establish a fixed-line network nationwide. Indosat's fixed-line license specifically gives Indosat the right to establish a fixed-line network on a circuit and packet-switched basis over a five-year project period, until December 31, 2006. We currently intend to roll out this fixed-line network in partnership with Mega Asia Consortium, although negotiations have not yet been concluded.

Facilities and Infrastructure

   The discussion below relates to our IDD network, cellular network and other communications facilities and infrastructure including that of Indosat and our significant operating subsidiaries.

  Cellular Network

   We provide cellular services through our subsidiaries, Satelindo and IM3. Each of Satelindo and IM3 has a telecommunications services provider license, which allows it to provide cellular services in Indonesia nationwide and for an indefinite period. The network infrastructure of these subsidiaries is substantially similar.

  Satelindo

   Satelindo's network currently operates using 10 MHz of radio frequency bandwidth in the 900 MHz band and, in December 2000, Satelindo was allocated an additional 5 MHz of frequency bandwidth in the 1800 MHz band.

   The principal components of Satelindo's cellular network are:

   . cell sites--physical locations equipped with a base station consisting of transmitters, receivers and other equipment used to communicate with cellular telephone handsets through radio signals;

   . base station controllers--devices that connect to and control the base station within each cell site;

   . mobile switching centers--centers that control the base station controllers and the routing of telephone calls; and

   . transmission lines--lines that link the mobile switching centers, base station controllers, base stations and the PSTN.

   The following table sets forth selected information regarding Satelindo's cellular network as of the dates indicated.

                -----------------------------------------------
                As of year ended December 31, 2000  2001  2002
                -----------------------------------------------
                  Base stations.............. 1,619 2,058 3,587
                  Base station controllers...   119   118   138
                  Mobile switching centers...    19    20    19
                -----------------------------------------------

   Satelindo plans to gradually increase its network coverage and improve its grade of service.

   Satelindo purchases its cellular telecommunications equipment primarily from Alcatel and Siemens. Satelindo's network is an integrated system employing switching equipment, cell site equipment and a transmission network of point-to-point microwave radio, provided by Alcatel, for Java, and by Siemens, for all other geographic areas. Alcatel has exclusive rights to provide certain cellular equipment for use on Java until the end of 2003, subject to certain conditions.

   Most of Satelindo's cell sites and radio base stations are located in or on buildings or on vacant lots, which Satelindo owns, or for which leases have been individually negotiated by Satelindo for terms typically varying from five to 20 years.

   Satelindo has an extensive microwave transmission network throughout the Jabotabek area, which connects to Cirebon (West Java), Semarang and Yogyakarta (Central Java) and Surabaya (East Java). Long distance calls either originating from, or terminating within, Satelindo's cellular network, are routed primarily through Satelindo's microwave transmission lines, lines leased from Telkom and the Palapa-C2 satellite. Satelindo also has a fiber optic distribution network for interconnection with Telkom.

   Satelindo is also currently conducting a technical and commercial trial organized by a vendor for GPRS in multiple locations.

  IM3

   IM3's cellular network consists of the same basic components as Satelindo's cellular network. It currently operates using 15 MHz of radio frequency bandwidth in the GSM 1800 spectrum. The following table sets forth selected information regarding IM3's cellular network as of December 31, 2001.

                    ---------------------------------------
                    As of year ended December 31, 2001 2002
                    ---------------------------------------
                      Base stations.............. 480  696
                      Base station controllers...   6    8
                      Mobile switching centers...   3    6
                    ---------------------------------------

   IM3 purchases its cellular telecommunications equipment primarily from Ericsson. Like Satelindo, most of IM3's cell sites and radio base stations are located in or on buildings or on vacant lots which IM3 or Satelindo owns, or for which leases have been individually negotiated by IM3 or Satelindo for terms typically varying from five to 20 years.

  International calls network

   Indosat and Satelindo each provide international calls services and each have similar international calls networks consisting of international gateways served by satellite circuits, submarine cables and microwave transmission.

   International gateways. For its international calls business, Indosat currently operates through gateways at Jakarta, Surabaya, Medan and Batam, which provide all of the connections for its services to our international calls network. Satelindo's international traffic currently travels through its two international gateways in Jakarta, and one each in Medan and Denpasar. The gateway-switching equipment was purchased from Lucent Technologies, Inc. and Siemens.

   As of December 31, 2002, Indosat had available bandwidth capacity of 633.8 Mbps for voice and 461.4 Mbps for data transmission. As of December 31, 2001, Satelindo operated approximately 1,677 international telephone circuits at its gateways, and the combined installed capacity of the four gateways was approximately 6,120 circuits. The gateways also have 27 Mbps of international data capacity, which Satelindo uses to provide its network solutions services. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80% of capacity to allow for increased usage during peak hours.

   Each gateway is linked to the other gateways, which permits multiple routing options for each call and provides the system with backup capability in case of equipment failure or overcrowding at any gateway. Indosat has interconnection equipment at the facilities of Telkom and certain of the cellular operators to connect its international calls network to the domestic telecommunications network.

   Transmission of voice and data between gateways occurs across either satellite circuits or submarine cables. Satellite circuits are unaffected by distance and offer broadcast services which make them flexible with regard to destinations. Submarine cables, especially fiber optic digital cables, can offer less expensive high-quality services. However, cable costs increase with distance, and destinations are fixed. Satellite circuits can be degraded by atmospheric conditions, while submarine cables can suffer cable breaks. In general, we use submarine cables with cable-to-cable backup for medium distance links in Asia and primarily satellite links backup for longer distance links. We use microwave and fiber optic links for connections between gateways and earth stations, as well as for the Batam gateway, which has microwave links to Singapore and Johor, Malaysia. It is our policy to have 100% redundancy for all of our links (which may require routing through a third country).

   Submarine cables. Indosat has ownership interests and access to capacity in submarine cables interconnecting the Asia/Pacific region, North Africa, Europe, as well as those linking the region with North America. The table below sets forth the geographic coverage, age and allocated capacity of Indosat's cable network, as of December 31, 2002.

------------------------------------------------------------------------------------------------------
                                                                                             Allocated
                                               Geographic Coverage                   Service Capacity
       Cable Network                              (by country)                        Date    (Mbps)
------------------------------------------------------------------------------------------------------
SEA-ME-WE 2 submarine cable   Singapore, Sri Lanka, India, Djibouti, Saudi Arabia,    1993     155.14
                               Egypt, Turkey, Austria, France, UK, Germany, Italy,
                                            Netherlands, Switzerland

APCN submarine cable             Australia, Singapore, Japan, Malaysia, Brunei,       1997     328.38
                                        Thailand, Philippines, Hong Kong,
                                               Taiwan, South Korea

SEA-ME-WE 3 submarine cable          Australia, Singapore, Brunei, Thailand,          1999     258.82
                              Malaysia, India, Sri Lanka, Egypt, Pakistan, Kuwait,
                                Saudi Arabia, Oman, Austria, Turkey, France, UK,
                                Germany, Italy, Netherlands, Switzerland, Nordic,
                                Greece, Spain, UAE, Belgium, Taiwan, Philippines,
                                   Hong Kong, Macao, Japan, South Korea, China

SEA-ME-WE 3 submarine cable     Singapore, Malaysia, Japan, Australia, Hong Kong,     1999      21.95
                              Thailand, Germany, Netherlands, France, Saudi Arabia

APCN submarine cable + JS      Australia, Hong Kong, Japan, Malaysia, Philippines,    1997      49.92
  submarine cable            Taiwan, Singapore, South Korea, United States, Thailand

APCN-2 submarine cable           China, Japan, Malaysia, Philippines, Singapore,      2001     288.00
                                               South Korea, Taiwan

TPC-5 submarine cable                        Japan and United States                  1995     100.00

JS submarine cable + SEA-ME-                 France, Germany, Taiwan                  1997       4.48
  WE 2 submarine cable

JS submarine cable + SEA-ME-                 Malaysia, Japan, Italy                   1999       8.00
  WE 3 submarine cable

Total                                                                                        1,214.69
                                                                                             ========
------------------------------------------------------------------------------------------------------

   To support the operations of Indosat's gateway in Surabaya, we have operated a submarine fiber optic cable linking Jakarta and Surabaya since January 1997. This link has capacity of five Gbps, which enables us to enhance network reliability and improve the quality of services in the Surabaya region.

   Indosat operates a microwave transmission system between its Batam gateway and Singapore and Johor, Malaysia. This system has a combined capacity of 200 Mbps and 2 Mbps for voice and data, respectively.

   Satelindo has ownership interests in, and access to, capacity in submarine cables interconnecting Europe, North America and Asia. The following table sets forth the geographic coverage, age and allocated capacity of the submarine cables landing in Indonesia in which Satelindo has an interest as of December 31, 2002.

---------------------------------------------------------------------------------------------------
                                                                                          Allocated
                                             Geographic Coverage                  Service Capacity
       Cable Network                            (by country)                       Date    (Mbps)
---------------------------------------------------------------------------------------------------
APCN submarine cable             Korea, Japan, Hong Kong, Taiwan, Singapore,      Sept-96    62.0
                            Malaysia, Philippines, Thailand, Indonesia, Australia

SEA-ME-WE 3 submarine cable           Singapore, Brunei, China, Korea,             Mar-99    22.0
                            Hong Kong, Philippines, Germany, Italy, Japan, U.K.,
                                              France, Australia

J-S submarine cable                               Indonesia                        Jan-97    63.0

TPC-5 submarine cable                           Japan, U.S.A.                      Dec-96    38.0

China-US submarine cable                    China, Japan, U.S.A.                   Jan-00    20.0

SEA-ME-WE 2 submarine cable                   France, Singapore                    Jun-94     9.1

T-V-H submarine cable                         Vietnam, Thailand                    Dec-95     2.0
                                                                                            -----
Total                                                                                       216.1
                                                                                            =====
---------------------------------------------------------------------------------------------------

   We also own small interests in several other submarine cables, which do not land in Indonesia. These are primarily located in Asia. These cables connect, directly and indirectly, to cables, which land in Indonesia and thereby form a worldwide cable network.

   Satellite circuits. As of December 31, 2002, Indosat's available satellite bandwidth was 42.2 Mbps for voice and 1.6 Mbps for data circuits through earth stations at its Jakarta, Medan and Surabaya gateways. Indosat's satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from Palapa. Satelindo maintains two Intelsat A-standard earth stations at its Jalan Daan Mogot facility in Jakarta. These earth stations transmit to two Intelsat satellites on which Satelindo leases satellite telephone circuits. As of December 31, 2002, Satelindo leased and operated a total of 30 circuits on these two Intelsat satellites. Due to cost considerations, we have reduced the use of satellite circuits in favor of submarine cable circuits.

  Other communication facilities

   We have other communication facilities that are predominantly used in the provision of our MIDI services. They are Satelindo's Palapa-C2 communications satellite and our fiber optic links to major commercial centers in the Jakarta area.

  Palapa-C2 satellite

   Communications satellites are of varying use depending on such features as their footprint, or coverage areas; transponder power (typically stated in dBW); and transponder bandwidth. Transponder bandwidth, expressed in terms of megahertz (MHz), varies between C-band and Ku-band transponders. C-band is used worldwide for satellite communications to transmit signals with minimum interference from atmospheric conditions. C-band transponders operate at a frequency of 4-6 GHz. They can provide very broad coverage over most of the Asian continent, making them very popular for applications such as television broadcasting. Ku-band transponders operate at a frequency of approximately 11-14 GHz. While Ku-band frequencies are more prone to moisture and rain interference than C-band frequencies, they are more suitable for small antenna applications. Ku-band is generally used for the same purposes as C-band, as well as for satellite news-gathering (truck-mounted antennas) and some VSAT applications. Ku-band is especially prevalent in areas with dense ground-based microwave systems. To compensate for loss of signal strength caused by water and rain interference, Ku-band transmitters are generally higher-power than C-band transmitters and the footprints are smaller.

   The Palapa-C2 satellite has six 36 MHz Extended C-band transponders owned by PSN, and twenty-four 36 MHz Standard C-band transponders and four 72 MHz Ku-band transponders owned by Satelindo. The maximum power on each of the C-band and Ku-band transponders is 40 and 51 dBW, respectively. The C-band and Ku-band have overlapping coverage areas.

   The Palapa-C2 satellite has C-band coverage over virtually the entire Asian region, with a footprint stretching from Central Asia to Japan (west to east) and southern China to New Zealand and parts of Australia (north to south). dBW levels range from a beam edge of 32 dBW to a beam center of 40 dBW. With this power, it is possible for the Palapa-C2 satellite to uplink and downlink from anywhere within its footprint. The four Ku-band transponders provide coverage over eastern China and Japan, as well as southern China to all of western Indonesia, with peak transponder power of 51 dBW.

   Satellites of the same class as Palapa-C2 typically have an average life of 14 years. Palapa-C2 is expected to remain operational until January 2011. The manufacturer of the satellite has provided a warranty on the electrical components of the satellite until June 2008. Satelindo also carries insurance on the satellite; however, because Palapa-C2 is of a class of satellite which has been identified as prone to SCP failure, Satelindo's satellite insurance does not cover satellite malfunction caused by failure of the SCP.

  Fiber optic links

   We have fiber optic links to 32 major commercial buildings in the Jakarta area. These links are primarily used to deliver Internet and other MIDI services to corporate customers

Capital Expenditure

   For a description of our principal capital expenditures, see "Operating and Financial Review and Prospects - Capital Expenditure".

Principal Indebtedness

   As of December 31, 2002, we had long-term debts amounting to US$302.3 million and Rp. 1.272 trillion and bonds payable amounting to US$181.3 million and Rp. 2,256.1 billion. Our debt is primarily long-term debt owed by Satelindo in the amount of US$187.3 million, and bonds payable having a principle amount outstanding of US$181.3 million as of December 31, 2002. Indosat has long-term debts totaling US$115 million and Rp. 9.0 billion and bonds payable of Rp. 2.25 trillion, Lintasarta has long-term debts totaling Rp. 113.2 billion and bonds payable of Rp. 6.1 billion, and IM3 has long-term debts totaling Rp. 1.150 trillion. In addition to the description below, see also notes 15, 16 and 30 to our consolidated financial statements included elsewhere herein.

Indosat

Indosat Bond I

   On April 12, 2001, Indosat issued its First Indosat Bonds with Fixed and Floating Rates ("First Indosat Bonds") in two tranches, Series A and Series B, with BRI as the trustee. The bonds have a total face value of Rp. 1.0 trillion, in denominations of Rp. 50 million, and will mature on April 12, 2006.

   The Series A bonds, which have a total face value of Rp. 827.2 billion, bear a fixed interest rate at 18.5% per annum. The Series B bonds, which have a total face value of Rp. 172.8 billion, bear a fixed interest rate at 18.5% per annum for the first year, and thereafter, a floating rate determined using the average for five working days of the average three-month Rupiah time deposits with Bank Mandiri, BCA, BNI and P.T. Bank Danamon Indonesia Tbk., plus a fixed premium of 2.25%. The floating rates are subject to a maximum limit of 21% and a minimum limit of 16%. P.T. Kustodian Sentral Efek Indonesia ("KSEI"), acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

   The First Indosat Bonds are not collateralized by any specific company assets nor guaranteed by other parties and rank pari passu with other unsecured debt of Indosat. Indosat agreed to certain covenants in connection with the issuance of the First Indosat Bonds, including, but not limited to, agreeing to maintain:

   .   equity capital of at least Rp. 5.0 trillion;

   . a current ratio of 1.1 to 1, as reported in each quarterly consolidated financial report;

   . a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report;

   . a ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense as reported in each quarterly consolidated financial report, as follows:

                 ----------------------------------------------
                 Fiscal year ending December 31, Required ratio
                 ----------------------------------------------
                              2000..............     1.5 : 1
                              2001..............     1.5 : 1
                              2002..............    2.25 : 1
                              2003..............    2.25 : 1
                              2004..............     2.5 : 1
                              2005..............     2.5 : 1
                 ----------------------------------------------

  Indosat Bond II

   On November 6, 2002, Indosat issued its Second Indosat Bonds with Fixed and Floating Rates ("Second Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp. 1.075 trillion in denominations of Rp. 50 million. The bonds consist of three series:

   . The Series A bonds, amounting to Rp. 775 billion, bear a fixed interest rate at 15.75% per annum for five years starting February 6, 2003.

   . The Series B, bonds amounting to Rp. 200 billion, bear a fixed interest rate at 16% per annum for 30 years starting February 6, 2003. The bonds mature if Indosat or the bondholder exercises the following options:

..   Buy Option  :   Indosat has a right to make early payment for all the Series B bonds at the 5/th/,
                    10/th/, 15/th/, 20/th/ and 25/th/ anniversary of the bonds at 101% of the bonds' nominal value.

..   Sell Option :   the bondholder has a right to ask for early settlement from Indosat at 100% of the bonds' nominal value at (i) any time, if the rating of the bonds decrease to
                    idAA- or lower (Special Sell Option) or (ii) the 15/th/, 20/th/ and 25/th/ anniversary of the bonds (Regular Sell Option).

   . The Series C bonds, amounting to Rp. 100 billion, bear fixed interest rate at 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificate of Bank Indonesia, plus 1.625% margin. The floating rates are subject to a maximum limit of 18.5% and a minimum limit of 15% per annum.

   KSEI, acting as payment agent, pays quarterly interest on the bonds, as follows:

           Series A and C :   February 6, 2003 - November 6, 2007
           Series B       :   February 6, 2003 - November 6, 2032
             Buy Option   :   February 6, 2003 - November 6, 2007,
                              2012, 2017, 2022 and 2027
             Sell Option  :   February 6, 2003 - November 6, 2017,
                              2022 and 2027

   The bonds are not collateralized by any specific Indosat assets nor guaranteed by other parties. All of Indosat's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari passu guarantee for all of Indosat's liabilities.

   The proceeds of the bonds were used to repay the working capital loan from Bank Mandiri and time loan facility from BCA.

   Indosat agreed to certain covenants in connection with the issuance of the Second Indosat Bonds, including but not limited to agreeing to maintain:

   .   equity capital of at least Rp. 5.0 trillion;

   . a current ratio of 1 to 1, as reported in each quarterly consolidated financial report;

   . a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report;

   . a ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense as reported in each quarterly consolidated financial report, as follows:

                 ----------------------------------------------
                 Fiscal year ending December 31, Required ratio
                 ----------------------------------------------
                              2002..............     1.5 : 1
                              2003..............    2.25 : 1
                              2004..............     2.5 : 1
                              2005..............     2.5 : 1
                              2006..............     2.5 : 1
                              2007..............     3.0 : 1
                 ----------------------------------------------

Indosat Syari'ah Bond

   On November 6, 2002, Indosat issued its Syari'ah Bonds ("Indosat Syari'ah Bonds"), in accordance with Islamic financing principles, with BRI as the trustee. The bonds have a total face value of Rp. 175 billion in denominations of Rp. 50 million and will mature on November 6, 2007. Bondholders receive Revenue Sharing Income, which is determined based on the bondholder's portion of the Shared Revenue. Shared Revenue refers to operating revenue of Satelindo and IMM from satellite and internet services, respectively. The bondholder portion (expressed in percentages) of the satellite and internet services revenue, is as follows:

                            -----------------------
                                   Percentage (%)
                                 ------------------
                            Year Satellite Internet
                            -----------------------
                             1     6.91     10.75
                             2     6.91     9.02
                             3     6.91     7.69
                             4     6.91     6.56
                             5     6.91     5.50
                            -----------------------

   KSEI, acting as payment agent, pays the revenue sharing on the bonds quarterly, from February 6, 2003 until November 6, 2007.

   The bonds are not collateralized by any specific Indosat assets nor guaranteed by other parties. All of Indosat's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari passu guarantee for all of Indosat's liabilities.

   The proceeds of the bonds replaced Indosat's internal funds used for the development of its cellular business through the acquisition of Satelindo.

   Indosat agreed to maintain certain covenants in connection with the issuance of Indosat Syari'ah Bonds, which are similar to the covenants in connection with the issuance of the Second Indosat Bonds.

  Indosat's long-term debts

   On July 23, 2002, Indosat entered into a six-month term loan agreement with BCA for a total facility of US$75 million. This term loan facility was used by Indosat to finance its capital injection in Satelindo. In December 2002, Indosat repaid US$50 million of this loan, using US$10 million from part of the proceeds from the Second Indosat Bonds and US$40 million from a new loan facility from BCA (described below). The balance of the loan was repaid by the time of the loan's maturity in January 2003.

   On December 3, 2002, Indosat entered into another loan agreement with BCA, for a total facility of US$40 million, to refinance the previous US$75 million loan from BCA. This loan is payable in quarterly installments of US$3.3 million starting from March 23, 2005, and will mature on December 23, 2007. Interest accrues on this loan at a rate determined using the interest rate of three-month U.S. dollar time deposits with BCA, plus a fixed premium of 5.9%, and interest is payable on a quarterly basis. This loan is collateralized by Indosat's shares in Satelindo in a minimum amount of 125% of the total loan facility, for which purpose Indosat has pledged to BCA 5,128,206 shares in Satelindo owned by Indosat.

   On August 27, 2002, Indosat entered into a loan agreement with BNI for a working capital facility in a maximum amount of US$75 million. The proceeds of this loan were used to refinance part of a prior loan obtained from Bank Mandiri. Interest accrues on this loan at the rate of LIBOR plus 6.15% and is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until its maturity date in August 26, 2007. This loan is collateralized by 9,615,385 shares of Satelindo owned by Indosat. In connection with this loan, Indosat agreed to, among other things, maintain:

   .   a current ratio of 110% at the minimum; and

   .   a debt to equity ratio of 233% at the maximum.

  Satelindo

   Following the Asian financial crisis and the related devaluation of the Rupiah as against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. On March 18, 1999 Satelindo negotiated a settlement of its outstanding indebtedness owed to Alcatel and P.T. Alcatel Enkomindo ("Enkomindo"). On March 14, 2000, Satelindo converted amounts payable pursuant to the settlement agreement into a long-term debt facility and, in May 2000, Satelindo reached a final agreement with Alcatel, Enkomindo and its remaining creditors pursuant to the Master Restructuring Agreement or MRA (as defined below). Immediately prior to the date of the MRA, Satelindo had a total principal amount of indebtedness of US$530.5 million of which US$403.1 million was restructured pursuant to the MRA, US$116.0 million was simultaneously restructured pursuant to a number of bilateral agreements between Satelindo and its respective lenders and US$11.4 million was not restructured.

  Alcatel Settlement Agreement and Debt Facility Deed

   On March 18, 1999, Satelindo entered into a settlement agreement ("Settlement Agreement") with Alcatel and Enkomindo regarding: (i) various procurement contracts and purchase orders related to the supply of cellular equipment and related services and (ii) amounts owed to Alcatel and Enkomindo totaling US$136 million. Pursuant to the Settlement Agreement, Satelindo made a one time payment of US$20 million to Alcatel and Enkomindo and committed to repay the remaining amounts owed over a five-year period commencing in 2000. On March 14, 2000, Satelindo subsequently converted amounts payable to Alcatel and Enkomindo under the Settlement Agreement into a long-term debt facility ("Debt Facility"). The Debt Facility provides for a total credit facility of US$116 million, representing balances outstanding to Alcatel and Enkomindo in the amount of US$96.5 million and US$19.5 million, respectively. Interest is payable on a semi-annual basis on March 31 and September 30, at the rate of LIBOR plus: (i) 2.5% for the years 2000 through 2003 and (ii) 4.5% for the year 2004. As of December 31, 2002, the outstanding principal amount equaled US$46.4 million under the Debt Facility. The remaining unpaid principle of the Debt Facility is payable in four equal semi-annual installments of US$11.6 million, with the next payment due on September 30, 2003and the final payment due on September 30, 2004. The Debt Facility is collateralized by all equipment delivered to Satelindo by Alcatel and Enkomindo, satellite lease revenues and in-orbit insurance proceeds.

  Master Restructuring Agreement

   On May 30, 2000, Satelindo entered into a Master Restructuring Agreement ("Master Restructuring Agreement" or "MRA") with the GECA Facility Lenders, the P.T. Bank Paribas-BBD Facility Lenders, Badan Penyehatan Perbankan Nasional (the Indonesian Banking Restructuring Agency or "IBRA") and the Exchange Note Holders to reschedule portions of its outstanding indebtedness.

   Restructured indebtedness. The MRA restructured indebtedness consists of three credit facilities and one note program. The table below sets forth the principal amount of, the capitalized interest on and various payouts relating to the restructured indebtedness immediately prior to the execution of the MRA. The table also sets forth the principal amount of each credit facility and the Satelindo Bonds (each as defined below) immediately after the restructuring.

---------------------------------------------------------------------------------------
                            Satelindo      GECA
                             Floating    Facility   IBRA Term  Paribas-BBD
                            Rate Bonds  (Tranche I)   Loan      Facility      Total
---------------------------------------------------------------------------------------
                               US$          US$        US$         US$         US$
Principal outstanding..... 200,000,000   99,652,011 60,887,464 42,595,146  403,134,620
1999 interest, capitalized  14,924,884    8,356,174  4,514,582  3,045,144   30,840,785
Excess pay-out............     (34,884)          --         --         --      (34,884)
                           -----------  ----------- ---------- ----------  -----------
Principal of new facility. 214,890,000  108,008,185 65,402,046 45,640,290  433,940,521
                           ===========  =========== ========== ==========  ===========
---------------------------------------------------------------------------------------

   . Guaranteed Floating Rate Bonds: On May 30, 2000, Satelindo, through its wholly-owned subsidiary, Satelindo International Finance B.V. ("SIB"), issued US$214.9 million of Guaranteed Floating Rate Bonds ("Satelindo Bonds"). The Satelindo Bonds replaced promissory notes in accordance with the MRA. The Satelindo Bonds were issued in three series, which are designated as the Guaranteed Floating Rate Bonds due 2004, the Guaranteed Floating Rate Bonds due 2005 and the Guaranteed Floating Rate Bonds due 2006. The Indenture governing the Satelindo Bonds contains covenants limiting the issuance of additional indebtedness by Satelindo, the sale and purchase of assets, the granting of liens and other encumbrances and the amount of capital expenditures. The Indenture also requires the maintenance of certain financial ratios and insurance requirements. The Satelindo Bonds are secured by satellite lease revenues and in-orbit insurance proceeds. Satelindo has unconditionally guaranteed the payment of the Satelindo Bonds. The guarantee is on a pari passu basis with other existing and future senior indebtedness of Satelindo. Interest on the Satelindo Bonds is payable on a semi-annual basis at the rate of LIBOR plus: (i) 2.5% for the years 2000 through 2003; (ii) 4.5% for the year 2004; (iii) 5.0% for the year 2005; and
       (iv) 5.5% for the year 2006. US$181.3 million principal amount of Satelindo Bonds remained outstanding as of December 31, 2002.

   . GECA Credit Agreement--First Tranche. On August 26, 1997, Satelindo entered into a loan agreement ("GECA Credit Agreement") with a consortium of banks led by Commerzbank AG Frankfurt am Main ("Commerzbank AG"). The GECA Credit Agreement provided a US$115.0 million credit facility to be used for financing the purchase of GSM equipment from Siemens. The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany represented by Hermes Kreditversicherungs-Aktiengesellschaft, Hamburg ("Hermes"). The first drawdown was made on September 30, 1997 in the amount of US$70 million. Drawdowns were repayable in 17 equal and consecutive semi-annual installments, the first installment being due on April 30, 1998. In February 1999, Satelindo and Siemens agreed to certain amendments to the underlying purchase contract. On December 22, 1999, Satelindo, Siemens, Commerzbank AG and Hermes agreed to divide the loan into two tranches. The first tranche ("Tranche I") consists of a US$99.7 million loan, representing the price of equipment and services delivered or rendered as of December 22, 1999. After restructuring, interest is payable on Tranche I on a semi-annual basis at the rate of LIBOR plus: (i) 2.5% for the years 2000 through 2003; (ii) 4.5% for the year 2004; (iii) 5.0% for the year 2005; and (iv) 5.5% for the year 2006. The second tranche ("Tranche II") was not restructured and is described below under "--GECA Credit Agreement--Second Tranche." The credit facility under the GECA Credit Agreement is collateralized by satellite lease revenues and in-orbit insurance proceeds. As of December 31, 2002 the outstanding principal balance was US$92.2 million.

   . IBRA Term Loan Agreement. On August 29, 1996, Satelindo entered into an Investment Credit Agreement ("Investment Credit Agreement") with P.T. Bank Ekspor Impor Indonesia, which was later merged into Bank Mandiri. The Investment Credit Agreement provided for a US$70 million credit facility collateralized by radio base station equipment located in Jakarta and satellite lease revenues and in-orbit insurance proceeds. When Bank Mandiri was restructured in 1999, the Investment Credit Agreement was assigned to IBRA. On May 30, 2000, the Investment Credit Agreement was superseded by a term loan agreement ("IBRA Term Loan Agreement") pursuant to the terms of the MRA. On August 21, 2000, IBRA sold all of its rights, title and benefits related to the IBRA Term Loan Agreement to Salomon Brothers Holding Company Inc., USA ("Salomon"). The principal outstanding at the time of the sale was US$65.4 million. Subsequently, the rights, title and benefits related to the IBRA Term Loan Agreement were sold to several other creditors. Under the IBRA Term Loan Agreement, interest is payable on a semi-annual basis at the rate of LIBOR plus 2.5%. The principal amount outstanding as of December 31, 2002 was US$25.9 million.

   . BCI Term Loan Agreement. Satelindo entered into a Letter of Credit Agreement, dated May 13, 1997, and a term loan facility, dated September 2, 1998, each with P.T. Bank Paribas-BBD (collectively the "Paribas-BBD Agreements"). Pursuant to the MRA, the Paribas-BBD Agreements were converted into a term loan agreement with Intesa Bci S.p.A. (formerly Banca Commerciale Italiana), Singapore branch ("Intesa Bci"), acting as the facility agent for a consortium of financial institutions ("BCI Term Loan Agreement"). The BCI Term Loan Agreement rescheduled and revised the terms of repayment of the indebtedness established under the Paribas-BBD Agreements and the principal amount then outstanding was US$45.6 million. The credit facility provided by the BCI Term Loan Agreement is collateralized by the cellular equipment, which was financed by the Paribas-BBD Agreements, satellite transponder lease revenues and in-orbit insurance proceeds. Under the BCI Term Loan Agreement, interest is payable on a semi-annual basis at the rate of LIBOR plus 2.5%. The principal amount outstanding as of December 31, 2002 was US$16,195,749.

   Repayment schedule. The MRA establishes the schedule of principal payments for each of the BCI Term Loan Agreement, the IBRA Term Loan Agreement, the GECA Credit Agreement--First Tranche and the Guaranteed Floating Rate Bonds (collectively, the "Restructured Indebtedness"). The schedule of outstanding principal payments is set forth in the following table.

       --------------------------------------------------------------------
                         All amounts expressed in thousands of U.S. dollars
                         --------------------------------------------------
                                                         Guaranteed
                                     P.T. Bank    GECA    Floating
                         Ex--IBRA   Paribas--BBD Credit  Rate Bonds  Total
       --------------------------------------------------------------------
       June 30, 2000....  3,000        2,282          --       --     5,282
       December 31, 2000  3,000        2,282          --       --     5,282
       June 30, 2001....  3,000        2,282          --       --     5,282
       December 31, 2001  3,000        2,282          --       --     5,282
       June 30, 2002....  12,200       9,128          --       --    21,328
       December 31, 2002  12,200       9,128          --       --    21,328
       June 30, 2003....  14,500       9,128          --       --    23,628
       December 31, 2003  14,502       9,128          --       --    23,630
       April 30, 2004...    --           --       18,001       --    18,001
       October 31, 2004.    --           --       18,001       --    18,001
       December 31, 2004    --           --           --   71,630    71,630
       April 30, 2005...    --           --       18,001       --    18,001
       October 31, 2005.    --           --       18,002       --    18,002
       December 31, 2005    --           --           --   71,630    71,630
       April 30, 2006...    --           --       18,001       --    18,001
       October 31, 2006.    --           --       18,002       --    18,002
       December 31, 2006    --           --           --   71,630    71,630
                          ------       ------    -------  -------   -------
       Total............  65,402       45,640    108,008  214,890   433,940
       --------------------------------------------------------------------

   Prepayment. Pursuant to the MRA, Satelindo and SIB may make and, upon the occurrence of certain events must make, prepayments of principal amounts due in relation to the Restructured Indebtedness.

   . Voluntary. During any fiscal year, Satelindo and SIB may make voluntary prepayments according to the prepayment schedule for that year prepared by the calculation agent. Such payments must be in aggregate principal amounts of US$500,000 or more. To the extent principal prepayments are made, they must be made together with all accrued but unpaid interest to date on the amount of principal being prepaid. Prepayments of principal will be applied to reduce other repayments due under the MRA in inverse order of maturity.

   . Mandatory. According to the MRA, Satelindo or SIB must make mandatory prepayments of principal in the event either: (i) has a specified amount of excess cash from operations in a fiscal year; (ii) receives certain amounts of net proceeds from equity offerings; or (iii) receives certain amounts from the sale of assets in a fiscal year.

   Equity issue proceeds. Satelindo or SIB must use a portion of the net proceeds of equity issuances to prepay its restructured indebtedness. The prepayment obligations vary depending on the final size of the equity issuances. Satelindo or SIB must prepay an amount equal to: (i) 75% of any amount of net proceeds less than US$100 million; or (ii) in the case of net proceeds equal to or greater than US$100 million, US$75 million plus 50% of any amount of net proceeds in excess of US$100 million but less than US$200 million; or (iii) in the case of net proceeds equal to or greater than US$200 million, US$125 million plus 33% of any amount of net proceeds in excess of US$200 million.

   On July 25, 2002, Indosat made a capital injection to Satelindo in the amount of US$75 million, and therefore, Satelindo must apply 75% of such capital injection towards the prepayment of the aggregate principal of and accrued interest on the long-term debts. For that reason, on July 28, 2002, Satelindo made a prepayment totaling US$56.3 million to the following creditors using the allocation stipulated in the MRA:

                      ------------------------------------
                      Creditors                 Amount
                      ------------------------------------
                      Bondholders........... US$33,840,000
                      Commerzbank--Tranche 1    17,010,000
                      Ex--IBRA..............     3,246,000
                      P.T. Bank Paribas--BBD     2,154,000
                                             -------------
                      Total................. US$56,250,000
                                             =============
                      ------------------------------------

   Based on the MRA, the above-mentioned capital injection met the criteria of a Qualified Offering (i.e., an equity issuance resulting from gross proceeds of greater than US$75 million), which consequently caused certain of the restrictive covenants in the MRA to be automatically waived by the creditors. The covenants that were lifted as a result of the capital injection include those relating to the limitation in the amount of annual capital expenditures, certain restrictions on payments of dividends and permitted investments, and the obligation to make a mandatory prepayment from the excess cash calculated at each year-end.

   However, other negative and affirmative covenants still apply, including the following:

   . Insurance. Satelindo must maintain insurance on its facilities at levels that comport with customary international practice. Such insurance coverage must be placed with reputable insurers and include satellite in-orbit insurance of: (i) no less than US$150 million through December 31, 2003; and (ii) no less than US$140 million on and after January 1, 2004.

   . Liens. Satelindo cannot grant a lien or allow its subsidiaries to grant a lien on Satelindo's or the subsidiaries' property except liens existing as of May 30, 2000 and certain: (i) tax liens; (ii) statutory liens; (iii) charges or encumbrances that do not interfere with the conduct of Satelindo's business; (iv) vendor or supply financing liens;
       (v) liens created pursuant to capitalized lease obligations and to secure other purchase-money debt; and (vi) liens granted pursuant to the MRA.

   . Additional indebtedness. Pursuant to the terms of the MRA, Satelindo cannot issue new indebtedness unless: (i) (a) such indebtedness is subordinated to the restructured indebtedness and certain other indebtedness of Satelindo and (b) 75% of the net proceeds of the issuance of the new indebtedness is used to prepay the Restructured Indebtedness; or (ii) such new indebtedness is incurred pursuant to certain agreements (including certain loan and guarantee agreements, which were restructured under the MRA) or subject to certain liens specifically identified in the MRA (including preexisting liens, certain property encumbrances, statutory liens and other similar charges and encumbrances incurred in the ordinary course of business).

   . Dividends and distributions. Dividends may only be paid only if all required prepayments of loans have been made and no event of default has occurred.

   . Asset sales. Satelindo cannot and cannot allow its subsidiaries to sell or purchase material assets except in the ordinary course of business (other than allowable capital expenditures). In addition, Satelindo must make prepayments in an amount equal to 75% of the net proceeds from any sale of assets by it or its subsidiaries, excluding proceeds: (i) from individual sales of less than US$500,000 or from aggregate sales for a fiscal year of less than US$2 million; and (ii) used to purchase assets functionally equivalent to those sold within two months of the original sale.

   . Financial ratios. Satelindo must maintain a debt to EBITDA ratio of 3.5 in 2002 and 2.8 for the years 2003 through 2006. Satelindo must maintain an EBITDA to interest ratio of 2.7 in 2002 and 3.8 for the years 2003 through 2006.

   Events of default. Events of default under the MRA include: (i) failure to repay principal or interest on the Restructured Indebtedness within five days of such amounts becoming due; (ii) failure to perform or comply with the covenants set out in the MRA; (iii) any representation or warranty made by Satelindo in the MRA proves to be false; (iv) Satelindo defaults on debt in excess of US$1 million; (v) Satelindo or SIB is unable to pay its debts as they fall due or is otherwise insolvent or bankrupt or involved in proceedings related to insolvency or bankruptcy; (vi) a substantial part of Satelindo's or SIB's assets or property are seized by relevant authorities or are attached;
(vii) the Government prohibits payments to parties outside Indonesia or prohibits the conversion of the Rupiah into other currencies for purpose of payments outside Indonesia; (viii) Satelindo ceases to carry on all or any substantial part of its business; (ix) the MRA or certain related agreements become unenforceable or Satelindo or its subsidiaries disputes their enforceability; (x) certain liens created for the benefit of the creditors under the MRA are not maintained; and (xi) an event of default occurs with respect to the individual loan agreements that constitute the Restructured Indebtedness.

  GECA Credit Agreement--Second Tranche

   Tranche II of the GECA Credit Agreement, which was not restructured, consists of a US$12.3 million loan for equipment and services delivered or rendered in connection with a Y2K compliance package and a billing system upgrade. Interest on Tranche II is payable at 0.5% over the sixth-month LIBOR rate and adjusted on a semi-annual basis. As of December 31, 2002, US$6.6 million principal amount was outstanding on Tranche II.

  Revolving Credit Facility Agreements

   On January 26, 2000, Satelindo entered into a Revolving Credit Facility Agreement ("Alcatel Revolver") with Electro Banque, Paris, relating to a maximum US$25 million credit facility. The facility may be used to finance the equipment and services to be supplied by Alcatel CIT and P.T. Alcatel Enkomindo. As of December 31, 2002, Satelindo had not drawn down this credit facility.

IM3

   On August 7, 2002, IM3 obtained a syndicated loan facility of Rp. 1.5 trillion from several local banks with Bank Mandiri as the facility agent and security agent, for the purpose of procurement, construction, development and or expansion of IM3's GSM 1800 cellular network in Java, Bali, Batam and Bintan. The loan has a term of five years and is repayable in semi-annual installments commencing February 2005. The first to fourth installments, payable on February and August 2005 and February and August 2006, are based on 15% each of the principal loan amount, whereas the fifth and final installments, payable on February and August 2007, respectively, are based on 20%. As of December 31, 2002, Rp. 1.150 trillion principal amount was outstanding on this loan facility. This loan is collateralized by (i) the entire movable assets obtained by IM3 with the proceeds of this loan, excluding the assets in connection with a certain sale and leaseback transaction, (ii) insurance proceeds and (iii) certain payment reserve funds which IM3 has set aside in an escrow account, approximately equal to the next three months' interest.

Lintasarta

Lintasarta Convertible Bond

   On March 21, 2002, Lintasarta's shareholders approved, among others, the declaration of dividends from year 2001 operating results amounting to Rp. 25.3 billion cash dividends amounting to Rp. 4.1 billion (net of tax) were paid on June 3, 2002 and the remaining dividends were distributed in the form of unsecured convertible bonds with an aggregate nominal value of Rp. 20.0 billion were also distributed on June 3, 2002. The bonds bear interest at the annual fixed rate of 19.0% and are payable on a quarterly basis, commencing September 3, 2002. The bonds are to be converted into common stock at par value of Rp. 1 million per share five years after the issuance date or on June 3, 2007.

  Lintasarta's long-term debt

   In 2001, Lintasarta obtained an import sight letter of credit facility and investment credit facility from Bank Niaga to purchase telecommunications and computer equipment amounting Rp. 130.0 billion, wherein 10.0% of the facility has been financed by Lintasarta itself and 90.0% of the facility, or Rp. 117.0 billion, has been financed through an investment credit facility. The import sight letter of credit facility expired on December 31, 2002; the investment credit facility will expire on October 16, 2005. This facility bears interest at three-month time deposit rates guaranteed by Bank Indonesia plus 2.75%. The repayment of principal started on January 16, 2003, with installments amounting to Rp. 9.8 billion payable quarterly. The loan is collateralized by equipment purchased from the proceeds of the credit facilities and receivables from frame relay. Lintasarta is also required to obtain written approval from Bank Niaga if (i) the combined ownership of Indosat and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period, (ii) Lintasarta obtains new debts and (iii) Lintasarta invests elsewhere other than Lintasarta's current business. Lintasarta is also required to maintain certain financial ratios and dividends distribution should not be more than 50% of the current year's net income.

   In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS letter of credit and bank guarantee facilities from Bank Niaga. These facilities are secured by time deposits. The facilities consist of the following: (i) Import Sight/Usance/UPAS letter of credit facility amounting to US$5.0 million for the importation of electronic and telecommunications equipment and stand-by letter of credit amounting to US$0.1 million for the payment to Lintasarta's supplier, and (ii) a bank guarantee facility amounting to US$3.0 million. The Import Sight/Usance/UPAS letter of credit facility had expired in October 2002.

Subsidiaries and Associated Companies

   Our three major subsidiaries are Satelindo, IM3, and Lintasarta. We own effective interests of 100.0% of Satelindo, 99.94% of IM3, and 69.46% of Lintasarta. For the year ended December 31, 2002, Satelindo, IM3 and Lintasarta recorded revenues of Rp. 4,028 billion, Rp. 291.2 billion and Rp. 505.8 billion, respectively. The net loss for IM3 for such period was Rp. 67.5 billion, and the net income for Satelindo and Lintasarta for the same period was Rp. 1,325 billion and Rp. 84.7 billion, respectively.

   We also maintain an ownership interest in a Kerjasama Operasi ("KSO") project. We own a 30.6% (30.55%) interest in P.T. Mitra Global Telekomunikasi Indonesia ("MGTI"), a joint venture company established to take part in a KSO project with Telkom in the Central Java region. Recently, Telkom announced in its first quarter of 2003 conference call its intention to acquire shares of MGTI from MGTI's investors, including Indosat. However, Telkom and MGTI's investors have not yet finalized negotiations in this respect, and it is uncertain when, if at all, the sale of Indosat's interest in MGTI will be consummated. For the year ended December 31, 2002, MGTI reported revenues of Rp. 427.6 billion and a net income of Rp. 235.05 billion. In August 2002, we completed the sale of our 13% ownership interest in P.T. Pramindo Ikat Nusantara, a KSO project in Sumatra. See "Additional Information--Material Contracts".

   A complete list of our subsidiaries and investees, and ownership percentage of each entity, as of December 31, 2002, is filed as an exhibit hereto. See also Note 9 to our audited consolidated financial statements included elsewhere herein.

Insurance

   We carry insurance on our respective property and equipment (except submarine cables and land rights) for US$ 1.7 billion and Rp. 2.7 trillion. For the period June 2002 to June 2003, we have not had any insurance against consequential loss of the insured property. We do not maintain business interruption insurance. We generally do not anticipate having any difficulty in renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

   Satelindo currently maintains in-orbit insurance on the Palapa-C2 satellite on terms and conditions in line with industry practice. The amount insured under the policy equals US$150 million, and coverage under the policy extends through January 31, 2004. Because Palapa-C2 is of a class of satellite, which has been identified as prone to satellite control processor failure, Satelindo's satellite insurance does not cover satellite malfunction caused by failures of this kind. Amounts payable to Satelindo under this insurance policy have been assigned to the parties to whom such satellite revenues were pledged.

Trademarks

   We have registered trademarks for our corporate name, logo and certain services with the Ministry of Justice in Indonesia. We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

Properties

   Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through landrights whereby the holder of the landright enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the landrights are freely tradable and may be pledged as security under loan agreements.

   Our most important properties are located in Jakarta (international gateways and head office), Ancol (cable station and switching center), Daan Mogot (Satelindo's headquarters and principal facilities), Jatiluhur (satellite earth station complex), Medan (international gateway), Pantai Cermin (earth station and cable station), Batam (international gateway and earth station), Surabaya (international gateway) and Banyu Urip-Gresik (earth station and cable station). We hold registered landrights to most of our properties, the initial periods of which range from approximately 20 to 30 years. We expect that our landrights will be renewed at nominal costs for the foreseeable future. None of our properties is mortgaged or otherwise encumbered.

Registered Offices

     Headquarters:              Jl. Medan Merdeka Barat 21 Jakarta 10110
                                Indonesia
                                Phone: 62-21-3802614

     Jakarta Regional Division: Jl. Medan Merdeka Barat 21 Jakarta 10110
                                Indonesia
                                Phone: 62-21-3802614

     East Regional Division:    Jl. Kayoon No. 68-74 Surabaya 60271
                                Indonesia
                                Phone: 62-31-5455001

     West Regional Division:    Jl. Perintis Kemerdekaan No. 29 Medan 20236
                                Indonesia
                                Phone: 62-61-4567001

Indonesian Telecommunications Industry

  Overview

   Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As in other developing economies, the expansion and modernization of telecommunications infrastructure play an important role in Indonesia's general economic development. Moreover, the nation's large population and rapid economic growth have led to significant unmet demand for telecommunications services.

   The Government has extensive regulatory authority and supervisory control over the telecommunications sector, primarily through the MoC. The Government has historically maintained a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate the development of telecommunications facilities and infrastructure. The regulatory reforms embodied in new regulations, which came into effect on September 8, 2000, are intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry, thereby creating new job opportunities. The deregulation of the telecommunications sector is closely linked to the national economic recovery program supported by the IMF.

   In many respects, Indonesia's economy appears to have stabilized since 1997-1998. Gross Domestic Product ("GDP") grew at an annual rate of approximately 0.3% in 1999, 4.8% in 2000, 3.4% in 2001 and 3.7% in 2002.
Nevertheless, commentators point to strong oil prices and the weak Rupiah (which generally supports exports) as two important factors contributing to recent GDP growth. The Government continues to have a large fiscal deficit and a high level of sovereign debt. Its foreign currency reserves are modest. The Rupiah continues to be volatile and largely illiquid, and the banking sector is weak and suffers from high levels of non-performing loans. Inflation in 2002 was 10.3%.

   Cellular penetration is low in Indonesia by international standards but has increased rapidly in recent years. In 1999, Indonesia had a cellular penetration of 1.1%, which is estimated to have increased to 1.7% in 2000, 3.0% in 2001 and 5.0% in 2002. In 2002, the number of fixed lines in Indonesia was approximately 7.75 million, representing a fixed-line penetration of 3.4%, among the lowest in the region, a result of growth stagnation under the previous regulatory framework.

   Currently, the following services are offered by Indonesian telecommunications companies, but not all providers offer all telecommunications options available to Indonesian consumers.

  PSTN

   Telkom, a majority state-owned company, owns and operates the country's only PSTN. All telecommunications operators interconnect with Telkom's network in order to provide access to all Indonesian fixed-line and cellular subscribers. For example, cellular calls usually originate on, terminate on or transit through Telkom's PSTN network. As such, all providers of cellular services have been subject to fluctuations in capacity and line quality of the PSTN network. With the recent deregulation of the Indonesian telecommunications industry, however, Indosat and, to a lesser extent, other telecommunication operators, have begun to establish their own backbone transmission services, to reduce their dependence on Telkom's PSTN.

   In 1995, Telkom entered into agreements with five private joint venture consortia ("KSOs"), each of which includes prominent international telecommunications operators, to provide for the transfer of network development and operational responsibility for the PSTN for certain regions in Indonesia. Due to the depreciation of the Rupiah against foreign currencies, particularly the U.S. dollar, in 1997 and thereafter, some of the KSO projects have lost their economic viability. Telkom and the KSO partners have conducted intense negotiations to seek alternatives for the continued operation or termination of the KSO projects. For additional information about our participation in two of the KSOs, see "--Subsidiaries and Associated Companies" and "Additional Information--Material Contracts").

  Cellular services market

   The cellular market in Indonesia is currently dominated by Telkomsel, Excelcomindo and Indosat's cellular subsidiaries, Satelindo and IM3. These nationwide GSM operators collectively command approximately 95.0% of the national cellular market. The number of cellular subscribers in Indonesia totaled approximately 6.5 million at the end of 2001 and 11.4 million at the end of 2002, representing an annual growth rate of 74.0% during that period. Despite this rapid growth, the cellular penetration rate in Indonesia, at approximately 5% at the end of 2002, has remained relatively low compared to many other Asian countries and international markets.

   According to statistics published by Telkom, as of December 31, 2002, Telkomsel was the largest national licensed provider of GSM services in Indonesia, with approximately six million cellular subscribers and a market share of approximately 52% (based on the total number of Indonesian cellular subscribers) at the end of 2002. Satelindo was the second largest provider, with approximately 3.1 million cellular subscribers and a market share of approximately 27.1% at the end of 2001. Excelcomindo, the third largest provider, had approximately 1.7 million subscribers and a market share of approximately 14.8% as of the same date. IM3, Indosat's cellular subsidiary, was a new entrant to the GSM cellular market in 2001, and, as of December 31, 2002, IM3 had approximately 511,000 subscribers and a market share of approximately 4.5%. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA cellular providers operate in Indonesia.

   In part, subscriber growth in Indonesia has been driven by the "calling party pays" system, the launch of prepaid service, as well as the introduction of short text messaging service or SMS. The calling party pays system requires the originators of telephone calls to pay for calls. Based on international experience, countries which implement a calling party pays system typically experience higher wireless penetration rates because wireless subscribers are more likely to give out their telephone numbers and keep their handsets switched on. Since its introduction in 1998, prepaid service has been popular in Indonesia (as in other Asian countries) because it permits customers to register for cellular service without undergoing a credit review. Prepaid service is also considered to be more convenient than postpaid service, giving customers more control over monthly expenditures. Text messaging has proven to be extremely popular in Indonesia, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail based communications. Competition in the Indonesian wireless industry is based primarily on service quality, pricing, availability of data services and special features (such as voice mail and text messaging) as well as network coverage.

  International calls market

   International calls providers in Indonesia generate revenues from both inbound and outbound international call traffic. Presently, the two players include Indosat, which offers its "001" service and Satelindo, which offers its "008" service. Outgoing tariffs are based on rates set by the MoC, while incoming tariffs are settled at the applicable accounting rates. All traditional IDD (non-VoIP) international telecommunications between Indonesia and other countries pass through the networks of Indosat or Satelindo. Outgoing traffic is generated by fixed-line and mobile subscribers and delivered to the two international service providers directly through international gateways or indirectly through Telkom's PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom's PSTN network, or a cellular network, through which it is ultimately switched to its intended destination. Telkom has announced that it will begin to offer international call services through its own network in August 2003.

   In Indonesia, as in many emerging market countries, inbound communications traffic has exceeded outbound traffic as more developed countries generate a disproportionate amount of international long distance traffic. Inter-operator traffic is settled based on a concept of accounting rates, which provide a common method of compensating the originating and terminating carrier. In general, international long distance carriers negotiate per minute accounting rates on a route-by-route basis with a single rate used by all carriers on that route. This accounting rate is usually denominated in U.S. dollars or special drawing rates ("SDRs") or Gold Franc, determined by reference to a basket of currencies. The accounting rate framework results in countries, such as Indonesia, which have imbalances in their international long distance traffic, generating large net settlement revenues denominated in U.S. dollars and SDRs. Future agreements that reduce the international accounting rates between Indonesia and foreign countries may adversely affect Indosat's, Satelindo's and international telecommunications providers' results of operations.

  VoIP and data communications market

   Competition from VoIP providers offering services including budget calls and prepaid calling cards has begun and is expected to adversely affect revenues from traditional international long distance calling revenue. Historically, data services in Indonesia have been primarily comprised of narrow bandwidth leased line services,

x.25 service, digital data network service and integrated service digital network ("ISDN") service. Charges for these services have been declining in recent years.

   The rise of the Internet and the wider adoption of multimedia applications are expected to increase demand for sophisticated broadband data services. Operators in Indonesia are deploying advanced broadband networks to provide high-end data services such as frame relay, ATM and IP service. In particular, virtual private network ("VPN") services, using IP technologies may capture a larger portion of the market share as they provide a reliable and cost-effective alternative to private networks that rely on dedicated leased lines.

   As the data communications infrastructure expands in Indonesia, demand for VoIP services may increase. VoIP uses data communications connections to transfer voice traffic over the Internet connection, which usually provides substantial cost savings to subscribers. Currently, some domestic and foreign VoIP providers offer services in Indonesia, including Telkom, Indosat, Satelindo and several small, non-facilities based operators.

   Although the Government has implemented a licensing system to limit the number of VoIP operators in Indonesia, the Government does not presently control the rates charged to end users of VoIP services. However, the Government has indicated that it is in the process of finalizing specific regulations with respect to VoIP rates, and it is expected that such regulations would limit VoIP tariffs to amounts that represent a maximum discount from the then current PSTN tariffs of approximately 40%.

  Satellite services market

   In recent years, competition in the Asia-Pacific satellite business has been intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is loosely regulated, and in practice operates in accordance with an "open-sky" policy. This means that Indonesian satellite operators must compete with foreign satellite operators.

  Industry trends

   We believe that the telecommunications industry in Indonesia will be driven by several important trends in the future, which present major opportunities for modern telecommunications service providers. These trends include:

   . Continued growth in the telecommunications sector. We believe that the telecommunications industry will continue to grow, as continued development and modernization of Indonesia's economy are expected to increase demand for telecommunications services. With relatively low fixed-line telephony and cellular penetration, Indonesia's telecommunications industry offers positive growth potential.

   . Migration of voice and data traffic from fixed to wireless networks. We anticipate that wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services.

   . Increasing competition in the telecommunications sector. We anticipate an increasingly competitive Indonesian telecommunications market as a result of the Government's regulatory reforms.

Regulation

   The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. The Government regulates the telecommunications sector through the MoC. The MoC is responsible for the overall supervision and regulation of the industry. Within the MoC, various directorates and bureaus carry out specific regulatory duties. The MoC has authority to issue implementing decrees, which are typically broad in scope, thereby giving the MoC considerable latitude. Pursuant to such decrees, the MoC defines the scope of Indosat's and Telkom's exclusivity, formulates and approves Indosat's and Telkom's tariffs, determines Indosat's and Telkom's USOs and controls many factors affecting Indosat's and Telkom's competitive position, operations and financial condition. The MoC, as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

   Prior to March 1998, the Ministry of Tourism, Post and Telecommunications (the "MTPT") was responsible for the regulation of telecommunications in Indonesia, but, with reorganization of the Government following the 2001 General Elections, the MoC was given the regulatory responsibilities. Through the Directorate General of Post and Telecommunications (the "DGPT"), a directorate under the MoC, the Government regulates the radio frequency spectrum allocation for all operators, including Indosat, which are required to obtain a license from the DGPT for each of their services utilizing radio frequency spectrum. The DGPT is headed by a Director General. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators to pay a concession license fee of 1% of its collected operating revenues.

   The overall program of telecommunications sector deregulation is closely linked to the national economic recovery program supported by the IMF. The national plan is documented in the Memorandum of Economic and Financial Policies (the "MEFP"), as further clarified in the Letters of Intent to the IMF in January and May 2000. The main focus of the MEFP is to stabilize the economy and regain trust through a comprehensive plan based on:

   .   Deregulation;

   .   Promoting competition;

   .   Liberalization;

   .   Restructuring;

   .   Improving market access;

   .   Introducing market-oriented regulations;

   The Government's telecommunications reform policy is formulated in its "Blueprint of the Indonesian Government's Policy on Telecommunications", dated September 17, 1999 (the "Blueprint"). The policies stated in the Blueprint are intended to:

   .   Increase the sector's performance in the era of globalization;

   . Liberalize the sector with a competitive structure by removing monopolistic controls;

   .   Increase transparency and predictability of the regulatory framework;

   . Create opportunities for national telecommunications operators to form strategic alliances with foreign partners; and

   . Create business opportunities for small and medium enterprises and to facilitate new job opportunities.

   The recent regulatory reforms of the Indonesian telecommunications sector have their foundation in the Telecommunications Law.

The Telecommunications Law

   The Telecommunications Law, as contained in Law No. 36/1999, came into effect on September 8, 2000. It provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Under the Indonesian regulatory framework, a law only outlines the substantive principles of the subject matter. Implementation guidelines will be further made through Government regulations, ministerial decrees and other forms of decrees. Therefore, the Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. The Telecommunications Law eliminates the concept of "organizing entities", thus ending Indosat's and Telkom's status as organizing entities with responsibility for coordinating international and domestic telecommunications services, respectively, for the industry. However, based on prior decrees creating certain exclusivity entitlements, Indosat and Telkom will retain their status as telecommunications operators subject to fulfillment of any licensing requirements under the law.

   The Telecommunications Law specifically prohibits monopolistic practices and unfair competition among telecommunications operators. The role of the Government is to become that of an impartial policy maker and supervisor of telecommunications sectors.

   As stipulated in the Telecommunications Law, an independent regulatory body will be established to provide input in the development of telecommunications policies and regulations. Membership of the independent regulatory body will consist of telecommunications businesses, professional organizations, telecommunications equipment manufacturer associations, network and service users and telecommunications experts. The independent regulatory body will be established based on a consensus among the telecommunications industry players and will report to the MoC. It was generally expected that the independent regulatory body would have been established in 2002. However, to date, no implementing regulation for the establishment of such independent regulatory body has been issued.

  Classification of telecommunications providers

   The Telecommunications Law classifies telecommunications providers into three categories: (i) telecommunications network providers, (ii) telecommunications services providers and (iii) special telecommunications providers. Under these categories, telecommunications network operations and/or provision of telecommunications services may be carried out by any legal entity established for that purpose. The Telecommunications Law is expected to eliminate artificial barriers of service bundling and pave the way for market liberalization.

   Under the Telecommunications Law, licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network. The license entitles the provider to provide services but does not require a provider to own a network for such purpose. Therefore, such providers may elect to either construct their own network or lease network capacity from a network operator. Special telecommunications licenses are required for providers of private telecommunications services or purposes relating to broadcasting and national security interests. MoC Decree No. KM 20/2001 implements the provisions in the Telecommunications Law regarding these new categories of telecommunications network and services operations.

  Exclusivity

   In 1995, Telkom was granted a monopoly to provide domestic local fixed-line telecommunications services until December 31, 2010 and DLD telecommunications services until December 31, 2005. Indosat and Satelindo were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.

   The Telecommunications Law did not expressly terminate the existing exclusivity rights of Telkom, Indosat and Satelindo. In an effort to support the undertakings of Telkom and Indosat during their respective initial public offerings and to maintain the Government's credibility among foreign investors, the Government announced that termination of the exclusivity rights will be subject to agreement between the relevant incumbents and the Government, whereby incumbents will be eligible for compensation in exchange for early termination of these exclusivity rights.

   On August 1, 2001, the Government through the DGPT, announced the early termination of Telkom's and Indosat's exclusivity rights for local and DLD telecommunications services (in the case of Telkom) and IDD (in the case of Indosat), through MoC Decree No. KM 21/2001 ("Operation of Telecommunications Services"). The announcement stated that the Government's intention that Indosat will receive a license to provide local telephone services from August 2002 and a license to provide DLD services from August 2003, and that Telkom will receive a license to provide IDD services from August 2003. The Government has appointed an appraiser to try to resolve differences of opinion regarding the amount of compensation, and the appraiser has submitted its report to the Government. However, as of early June 2003, the negotiations with the Government in connection with compensation for the early termination of the incumbents' exclusivity rights have yet to be concluded.

  Competition

   As a result of previous regulatory provisions, Indosat and Telkom had been granted the right to act as the organizing bodies in the telecommunications sector, resulting in the formation of a number of joint shareholdings. However, the Government's Blueprint for telecommunications reform calls for the progressive elimination of these joint shareholdings to promote competition and to avoid any actual or potential conflicts of interest that might arise in a more competitive telecommunications sector. Several of these joint shareholdings were unwound in 2001.

   Cellular services. Pursuant to an agreement eliminating cross-shareholdings in several telecommunications companies, Telkom sold its 22.5% interest in Satelindo to Indosat and Indosat sold its 35% interest in Telkomsel to Telkom. Tariffs will continue to be determined by a formula set by the Government.

   Fixed line services. It is contemplated that the market will be open to full competition with interconnection tariffs determined by the network providers, based on a formula set by the Government. Indosat has been granted an in-principle license for the development of local fixed-line telecommunications. Once Indosat's local fixed line network is ready for commercial operation, the network will be inspected by the DGPT and, if it passes, as is expected, Indosat will be granted an operating license.

   DLD services. It is contemplated that the market for provision of DLD services will be liberalized in August 2003 with the termination of Telkom's exclusivity, resulting in direct competition between Telkom and Indosat.

   IDD services. It is contemplated that the market for provision of IDD services will be liberalized in August 2003 with the termination of Indosat's and Satelindo's exclusivity. It is expected that Telkom will then be allowed to provide IDD services in direct competition with Indosat and Satelindo.

  Tariffs

   For a description of the tariff regime under the Telecommunications Law applicable to us, see the description of tariffs under "Principal Products and Services".

  Consumer protection

   Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

  Universal Service Obligations (USO)

   Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a USO, which requires provision of telecommunications facilities and infrastructure or other compensation to all operators. A draft regulation with respect to USO issues has been prepared in order to implement these objectives. Under the draft, the local network provider will be responsible for network installation in the USO areas. Thereafter, costs arising from providing networks in the USO areas will be passed onto other network and service providers that send traffic to the recipient network providers in the form of USO fees. This draft regulation has not yet been finalized and is, therefore, subject to change.

  Independent regulatory body

   The Telecommunications Law contemplates the establishment of an independent body. The role of the Government, acting through the MoC, remains in the area of industry policy, regulation, monitoring and control. However, in administering its duties, the Government will invite participation from the public in the form of an independent regulatory body consisting of telecommunications users, operators, suppliers and experts. This independent regulatory body is expected to provide input in the process of development of telecommunications policies and regulations. Combined with further privatization of Telkom and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government's role in the telecommunications industry from that of being the telecommunications industry's financier, operator, regulator and licenser to becoming primarily the industry's licenser and regulator.

  Interconnection arrangements

   Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow "any to any connectivity". Interconnection fees are to be agreed by each network provider and calculated in a transparent manner. The Telecommunication Law provides guidance with respect to the interconnection scheme between international service providers and domestic service providers. Generally, interconnection costs paid by Indosat for access to the PSTN are based on termination and origination charging, which is determined in MoC Decree No. 37/1999, while interconnection costs paid to mobile cellular operators are based on negotiations between the network providers. However this interconnection scheme is due to be re-calculated in an anticipated MoC decree on interconnection.

  Implementing regulations

   To date, the Government has issued several implementing regulations relating to the Telecommunications Law, among others Government Regulation No. 52/2000 ("Operation of Telecommunications") and Government Regulation No. 53/2000 ("Utilization of Radio Frequency Spectrum and Satellite Orbit"), as well as ministerial decrees, including Ministerial Decree No. KM 20/2001 ("Operation of Telecommunications Networks"), No.21/2001 ("Operation of Telecommunication Services"), No.12/2002 ("Completing MTPT Decree No. KM.79/PR-301/MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services"), Ministerial Decree No. KM 40/2002 ("Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum") and Ministerial Decree No. KM 23/2003 ("Internet Telephony Service for Public"). The MoC and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including with respect to special telecommunications operations, USO and interconnection.

  Satellite regulation

   The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia, the placement and operation of Satelindo's satellite are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

Item 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   The following discussion should be read in conjunction with our audited consolidated financial statements for the three years ended December 31, 2000, 2001 and 2002 included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See "--Summary of Certain Material Differences between Indonesian GAAP and U.S. GAAP" and Notes 39, 40 and 41 to the audited consolidated financial statements, included herein, for a summary of certain material differences between Indonesian GAAP and U.S. GAAP as such differences apply to our financial condition and results of operations. Certain amounts (including percentage amounts) have been rounded for convenience.

Overview

   The telecommunications market in Indonesia has undergone deregulation following the enactment of the Telecommunications Law (No. 36) in 1999. Historically, only Indosat and Telkom, as the incumbent public telecommunications operators, or persons acting in cooperation with Indosat or Telkom, had the right to provide public telephone services or build and operate telecommunications network in Indonesia. Consistent with its moves towards deregulation, the Government liberalized Indonesia's mobile telecommunications market starting in 1995 and has begun the liberalization of the local fixed network in 2002 and the DLD and IDD market in 2003.

   Due to the deregulation and low penetration rate of telephone services, the cellular market in Indonesia has grown very rapidly. In order to capitalize on this growth, we have changed our business strategy to emphasize our cellular operations, instead of continuing our traditional focus on international call services. Principally as a result of our acquisition of Satelindo in 2002, for the year ended 2002 our cellular business contributed more revenues than international call services for the first time in our company's development. We intend to continue our transformation process by creating and benefiting from synergies between Satelindo and IM3, as well as preparing for the possible legal merger of Satelindo and IM3 into Indosat.

Critical Accounting Policies

   Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. We continually evaluate such estimates and judgments. Actual results may differ from these estimates under different assumptions or actual conditions.

   We also provide a summary of significant differences between our accounting principles and U.S. GAAP. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment or complexity.

  Revenue recognition

   Cellular. Revenues from service connections (connection fees) are recognized as income at the time the connections take place. Revenues from usage and monthly subscription charges are recognized when earned. Prepaid revenues, which consist of sale of starter packs and pulse reload vouchers, are recognized as follows:

   (i) starter pack sales are recognized upon delivery of starter packs to distributors, dealers or directly to customers; and

  (ii) pulse reload voucher sales to dealers or customers are initially recorded as unearned income and then proportionately recognized as usage revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

   Revenues from interconnections with operators (usage revenue) are recognized monthly on the basis of the actual recorded traffic for the month.

   International calls. Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international call traffic is recognized on the basis of the actual recorded traffic for the year. Adjustments from Telkom for the last two months of the year are recognized in the following year (actual adjustments made were historically insignificant). Income from international calls traffic from overseas international carriers, for which statements have not been received, is estimated from historical data (differences between the estimated and actual income were historically insignificant).

   Operating revenues for interconnection services under interconnection agreements which are based on revenue sharing arrangements are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariffs as stipulated by the Government, are reported on a gross basis, before interconnection expenses but after allocations to overseas international carriers. These interconnection expenses are accounted for as operating expenses in the year incurred.

   MIDI and other services. Satellite revenues are recorded in accordance with the terms and conditions of the transponder lease agreement between Satelindo and each of its customers. Revenue from the sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method. Revenues from other MIDI services and Other services are recognized when the services are rendered.

   Accounting practices and guidance with respect to the accounting treatment of the above transactions is evolving. Any changes in the accounting treatment could affect the manner in which we account for revenues associated with these transactions in the future.

  Goodwill

   Whenever we acquire a subsidiary which is not an entity under common control, any excess of acquisition cost over our interest in the fair value of the subsidiary's identifiable assets, net of liabilities, as of the acquisition date is recognized as goodwill. Goodwill is amortized over a five-year period using the straight-line method. We review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

  Allowance for doubtful accounts

   Allowance for doubtful accounts is provided based on management's evaluation of the collectability of the accounts at the end of the year. We maintain an allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based, in part, on past experience and current collection trends that are expected to continue. If economic or specific industry trends deteriorate beyond our estimates, actual losses could exceed estimated losses, and we would need to increase our allowance for doubtful accounts by recording an additional expense.

  Estimated useful lives of property and equipment

   We estimate the useful lives of property and equipment to determine the amount of depreciation expense to be recorded during each reporting period. Useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset.

  Investments

   Investments in shares of stock in which the Company has an equity interest of at least 20%, but not exceeding 50%, are accounted for under the equity method, whereby the investment cost is increased or decreased by the Company's share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Company's proportionate share in the underlying fair value of the net assets at the date of acquisition (goodwill).

   Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost. The carrying amount of the investments is written down to recognize any permanent decline in the value of individual investments. Any such write-down is charged directly to current operations.

  Pension plan

   Pension costs are accounted for on a basis consistent with SAK 24, "Accounting for Pension Benefit Cost". Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees at amounts ranging from 10%-20% of the employees' basic monthly salaries.

Business and Operating Environment

   Starting in 2002, our business changed significantly, from primarily being an international telecommunication provider to becoming a more cellular-focused, fully-integrated telecommunications full network and services provider. We are now providing cellular, international calls, MIDI and other value added services and competing with other players such as Telkom, Telkomsel and Excelcom in providing such services. Currently, Indosat, directly and indirectly, holds 100% of Satelindo, the second largest cellular operator in Indonesia with around 3.1 million subscribers as at December 31, 2002. Indosat also owns 99.4% of IM3, the fourth largest cellular provider in Indonesia with around 0.5 million subscribers as at December 31, 2002.

   The transformation has guided Indosat to focus more on the cellular business, as reflected by our operating revenues. For the year ended December 31, 2002, revenues from cellular services accounted for 48.3% of our total revenues, while revenues from international calls, MIDI, and other services accounted for 31.6%, 18.7%, and 1.4%, respectively. In 2001, cellular, international calls, MIDI and other services accounted for 34.4%, 42.0%, 21.5%, and 2.1% respectively. The substantial increase in the amount of our total revenues coming from cellular services is in line with our strategy to become a "Cellular-focused, Fully Integrated Network and Services Provider". We expect the revenue contribution from our cellular businesses to increase in the future relative to our other business lines.

  Government regulation

   The MoC is the principal regulator of the telecommunications industry in Indonesia and is responsible for setting and adjusting tariff levels. Regulated tariffs include, among others, those for activation fees, monthly fees, airtime usage fees, interconnection fees and domestic and international long distance telephony rates. These tariff levels are subject to periodic review and adjustment. Since a significant portion of our operating revenues depend on tariff levels established by the Government, any future changes in the Government's tariff policies could affect our financial condition. Prepaid cellular services prices are regulated by reference to postpaid tariff policies, and, although not directly regulated by the Government, our revenues from prepaid cellular services could be affected by future changes in the Government's tariff policies.

   The detailed Government tariff rates, categorized by different services, are included in "Information on the Company--Principal Products and Services". Tariff rates set by the Government may be changed in the near future due to further deregulation of the telecommunications sector in Indonesia. Such future changes, if they occur, may affect our operating revenues. See "Key Information--Risk factors--Risks relating to Indosat and its subsidiaries--The Government may adjust or fail to adjust tariffs resulting in an adverse effect on our financial condition and results of operations".

  Domestic inflation

   Our management does not believe that domestic inflation has had a material impact on our business, financial condition or results of operations due to its limited effect on our cost structure. Indonesia's inflation rates in 2000, 2001 and 2002 were 9.4%, 12.6% and 10.03% respectively. No assurances can be given that we will be protected in the future against inflationary pressures, which may increase our expenses and reduce demand for our services. We may be unable to offset such higher costs through rate increases, some of which are regulated by the Government. The inability or failure to do so could adversely affect our business, financial condition and results of operations.

  Foreign exchange volatility

   Businesses in Indonesia that incur expenses payable in currencies other than Rupiah and as against which the value of the Rupiah has declined, and whose revenues are all or substantially all in Rupiah, were among the first and most adversely affected by the Asian economic crisis beginning in 1997. In periods in which the value of the Rupiah declines as against the U.S. dollar, the Rupiah value of expenses payable in U.S. dollars will increase by the same factor, thereby requiring such companies to convert more Rupiah to pay their U.S. dollar obligations. The Rupiah experienced a severe depreciation at the outset of the Asian financial crisis in late 1997 and continues to experience periods of volatility. During the period between January 1, 1997 through December 31, 2002, the Rupiah/U.S. dollar exchange rate ranged from a high of Rp. 14,900 per U.S. dollar to a low of Rp. 2,396 per U.S. dollar, and, during the year 2002, ranged from a high of Rp. 10,473 per U.S. dollar to a low of Rp. 8,460 per U.S. dollar. On December 31, 2002, the Indonesian Central Bank Rate was Rp. 8,940 per U.S. dollar, a 14.0% increase from Rp. 10,400 per U.S. dollar on December 31, 2001 and a 6.8% increase from Rp. 9,595 per U.S. dollar on December 31, 2000. See "Key Information--Risk factors--Risks related to Indonesia--Devaluation or volatility of the Rupiah, especially as against the U.S. dollar, may adversely affect our financial results and operations".

   We recorded a foreign exchange gain-net of Rp. 462.8 billion, Rp. 524.1 billion, and Rp. 393.8 billion in 2000, 2001 and 2002, respectively. For the year ended December 31, 2001, we recorded Satelindo's foreign exchange loss-net related to its exposure to currency fluctuations as a result of its U.S. dollar liabilities. However, such net foreign exchange losses were reduced significantly by a one-time foreign exchange gain resulting from a settlement of a lease dispute with Telkom at a favorable U.S. dollar exchange rate that Satelindo recorded as a U.S. dollar liability at the prevailing exchange rate prior to settlement. For the year ended December 31, 2002, we recorded Satelindo's foreign exchange gain-net, which was primarily due to the revaluation of Satelindo's U.S. dollar and other foreign currency denominated debts at year end 2002, as the Rupiah had appreciated against the U.S. dollar and other currencies during the year of 2002. Our consolidated long-term foreign currency-denominated debt increased significantly following the acquisition of Satelindo, thereby increasing our exposure to foreign exchange rate volatility as against earlier periods.

   Monetary assets subject to foreign currency exposure were US$223.9 million at December 31, 2002 and monetary liabilities subject to foreign currency exposure were US$588.2 million at December 31, 2002. The monetary assets primarily consisted of cash, cash equivalents and accounts receivable from foreign telecommunications carriers, as well as our foreign currency denominated account receivables. The monetary liabilities are comprised of accounts payable, long-term debts and bonds payable. For any specific period, the level of net monetary assets is heavily influenced by the extent to which incoming calls exceed outgoing calls in our IDD business and our foreign currency denominated source of revenues.

   Historically, a portion of operating revenues has been U.S. dollar-denominated or U.S. dollar-linked, which we believe mitigates our foreign exchange exposure to some degree. Indosat and certain of our subsidiaries generate operating revenues in U.S. dollars (or U.S. dollar-linked payments in Rupiah) from foreign carriers for inbound international calls, roaming by foreign carriers' subscribers in Indonesia and operating revenues from our international data services and satellite operations. U.S. dollar-linked revenues are based on U.S. dollar rates billed in Rupiah at the prevailing U.S. dollar to Rupiah exchange rate.

   We do not customarily engage in currency hedging activities, although we have done so to a limited extent in the past. While we may enter into hedging arrangements in the future, our management believes that certain constraints in the Indonesian financial markets combined with the volatility of the Rupiah either prevent us from being able to hedge currency risk consistently and comprehensively, or make such hedging transactions prohibitively expensive. At the subsidiary level, Satelindo currently converts any surplus Rupiah funds to U.S. dollars on a regular basis and Lintasarta has hedged its U.S. dollar-denominated liabilities to avoid foreign currency and interest rate exposure. For a description of Lintasarta's hedging arrangements, see "Quantitative and Qualitative Disclosure about Market Risk".

   Our exposure to foreign exchange fluctuations, particularly as against the U.S. dollar, may increase if we incur additional U.S. dollar-denominated debt to finance our cellular services expansion plans.

  Interest rate sensitivity

   Our exposure to interest rate fluctuations results primarily from debt owed by Satelindo, Lintasarta, and to a lesser extent, Indosat. Since interests of major credit facilities of Satelindo, Lintasarta and Indosat are payable at LIBOR, or are time deposit rates plus applicable margins, the exposure to such credit facilities is affected by fluctuations in LIBOR and relevant time deposit rates. See Notes 15 and 16 to the consolidated financial statements included elsewhere herein. The Company and its subsidiaries, as of December 31, 2002, hold U.S. dollar and Rupiah denominated deposits, which are also having exposure to interest rate fluctuations.

Overview of Operations

  Operating revenues

   We generate operating revenues primarily by providing cellular, international calls, and MIDI services. Operating revenues from cellular services represented 34.4% and 48.3% of total operating revenues for the years ended December 31, 2001 and 2002, respectively. Operating revenues from international calls services represented 73.0%, 42.0% and 31.6% of total operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Operating revenues from MIDI services represented 24.5%, 21.5%, and 18.7% of total operating revenues for the years ended December 31, 2000, 2001 and 2002, respectively. The following table sets forth information relating to operating revenues from each business division:

          ------------------------------------------------------------
          Year Ended December 31,
          (in billions of Rupiah)               2000    2001    2002
          ------------------------------------------------------------
          Operating revenues:
             Cellular.........................      -- 1,769.9 3,271.6
             International calls.............. 2,184.0 2,157.5 2,137.9
             MIDI.............................   731.7 1,105.1 1,263.0
             Other............................    76.5   105.6    94.4
                                               ------- ------- -------
                 Total operating revenues..... 2,992.2 5,138.1 6,766.9
                                               ======= ======= =======
          ------------------------------------------------------------

   Cellular services. Cellular services operating revenues is derived from usage charges, features, interconnection income, monthly subscription charges, connection fees, and others charged by Satelindo and IM3 to their cellular customers. These different sources of cellular revenues contributed Rp. 1,248.0 billion, Rp. 139.0 billion, Rp.230.1 billion, Rp. 78.7 billion, Rp. 66.3 billion and Rp. 7.7 billion, respectively, for the year ended December 31, 2001, and Rp. 2,139.5 billion, Rp. 538.6 billion, Rp. 375.7 billion, Rp. 116.3 billion, Rp. 87.7 billion and Rp. 13.9 billion, respectively, for the year ended December 31, 2002. For the year ended December 31, 2002, Satelindo accounted for 90.6% of our total cellular services operating revenues, while IM3 contributed the remaining 9.4%.

   Satelindo's revenues from cellular services increased primarily due to increases in Satelindo's total number of subscribers and growing interconnection and features and data communication revenues. We believe that Satelindo's revenues from cellular services will continue to increase as a percentage of our total revenues as its geographic coverage and cellular network capacity expands and the number of cellular subscribers increases.

   IM3 launched its services in late 2001. In 2002, IM3's revenues from usage increased due primarily to increases in IM3's total number of subscribers and also from growing features/value add service revenues. Interconnection income also increased, primarily caused by an increased volume of incoming traffic from other operators. Monthly subscription charges increased as IM3 launched postpaid services in 2002. Connection fees, which represent one-time revenues for new subscribers, increased primarily due to subscriber growth during 2002.

   International calls services. Our international calls services are comprised of Indosat's "001" and Satelindo's "008" IDD services as well as Indosat's operator-assisted and value-added services. Operating revenues depend on the total minutes of call volume generated for outgoing and incoming calls and the tariffs and rates charged for such calls. Total international call volume declined in 2002 from 2001, continuing a trend seen worldwide and in Indonesia. Decreasing call volumes, combined with stable tariff rates, resulted in declining operating revenues from international calls services for the year ended December 31, 2002 compared to the previous year.

   Operating revenues generated by Indosat's and Satelindo's international calls services have two primary sources, incoming calls revenues and outgoing calls revenues. For most outgoing calls, we receive payments from domestic carriers, including Telkom and other domestic operators. For net settlements, we receive payments from foreign telecommunications carriers. For the years ended December 31, 2001 and 2002, approximately 90.1% (Rp. 1,942.9 billion) and 83.90% (Rp. 1,794.6 billion), respectively, of our international calls services operating revenues originated from payments made by Telkom and other domestic operators for outgoing calls. For the years ended December 31, 2001 and 2002, approximately 9.9% (Rp. 214.5 billion) and 16.1% (Rp. 343.3 billion), respectively, of such operating revenues originated from net settlements with foreign telecommunications carriers in connection with incoming and outgoing international call volume.

   International outgoing call volume increased 0.7% in 2001 from 2000, but decreased by 8.5% in 2002. International incoming call volume decreased 13.6% during 2001 from 2000, and increased in 2002, by 17.4%. Several factors contributed to decreasing call volumes, including the increased market share held by VoIP providers. We believe that during 2000, 2001 and 2002, increasing competition from VoIP providers significantly affected the mix of incoming and outgoing calls. Political and general economic conditions also affected demand for incoming and outgoing calls. Fluctuations in Rupiah exchange rates and tariff increases affected the "real" tariff (converted to U.S. dollars) and affected the demand for outgoing calls.

   Further, worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long distance services. The cost structure for providers of VoIP services is lower than for traditional fixed-line operators and as such, VoIP services are customarily offered at significant cost savings compared to traditional international long distance services. We believe that increased competition from VoIP operators contributed to declining IDD call volume in past periods and will continue to do so in the future, as more VoIP operators enter the market and as VoIP call quality improves.

   Decreasing accounting rates may also adversely affect operating revenues from international calls services. We receive interconnection settlements based on established accounting rates, which are based on agreements between telecommunications providers. These agreements are subject to periodic renegotiations and, in recent years, certain foreign telecommunications carriers have been seeking reductions in accounting rates. For example, in 2001, we complied with the U.S. Federal Communications Commission order ("FCC Order") issued in 1997, related to the reduction of settlement rates between the United States and other jurisdictions. During 2001, Indosat reduced its accounting rate by 36.0% on a weighted-average basis, in compliance with the FCC Order. In 2002, Indosat reduced its accounting rates by a further 24.4% on a weighted-average basis. We anticipate that basic accounting rates will continue to decrease, which may adversely affect our international calls revenues.

   MIDI services. Our MIDI services operating revenues are generated primarily by high-speed leased lines and frame relay services operated by Indosat and Lintasarta, digital data network operated by Lintasarta, satellite lease revenues from Satelindo and internet services provided by Indosat Mega Media and Lintasarta. Operating revenues from these services are comprised of fixed-cost charges for high-speed leased lines, or a combination of fixed fees and volume charges for other services. In most instances, a connection fee is charged when the service is installed or moved. Thereafter, a monthly fee is assessed, together with applicable usage fees calculated according to bandwidth, volume, duration or type of plan. Revenue from leased line services is derived from monthly fixed-cost charges based on the distance of the line, the speed/bandwidth capability of the line, the type of line service provided and whether the service site is local or international, and site installation charges.

   Satelindo records satellite revenues in accordance with the terms and conditions of the separate transponder lease agreements between it and its customers. Monthly rent for satellite transponder capacity is based primarily on the leased capacity. Satellite customers are generally billed in advance on a quarterly basis, but revenues from such contracts are accrued and consequently recorded as sales by Satelindo on a monthly basis. Certain lessees of satellite transponder capacity have been adversely affected by the devaluation of their local currency as their lease obligations were denominated in U.S. dollars while their revenues were denominated principally in their local currency. Satelindo has experienced some defaults by lessees and either has renegotiated leases or taken legal action against the lessee in such cases.

   Other services. Operating revenues generated by international telex and telegram services, global mobile services and sales of software are categorized as other services operating revenues. For international telex services, we charge customers the current tariff based on the number of minutes used for transmission. For international telegram services, we charge customers the current tariff based on the number of words transmitted. Customers of the global mobile service are charged according to the U.S. dollar-denominated tariff based on the minutes used for calls made from such customer's mobile terminal to the terminated destination. In addition to these services, P.T. Sisindosat Lintasbuana ("Sisindosat") contributes operating revenues from the sale of software.

  Operating expenses

   Telecommunications businesses in Indonesia, including ours, generally incur expenses, which are denominated in U.S. dollars, or currencies other than the Rupiah. Such expenses may include those for interconnection settlements, certain maintenance agreements, certain leases for office and network equipment sites and consultancy fees. These other costs will increase or decrease in Rupiah terms commensurate with increases and decreases in the value of the Rupiah as against other currencies. Our principal operating expenses include depreciation, personnel costs, compensation to telecommunication carriers and service providers, administrative and general expenses, maintenance, leased circuits, marketing and other cost of services.

   Indosat depreciates its property, facilities and equipment using the straight-line method over their estimated useful lives, commencing the month after such assets were placed into service and after taking into consideration their estimated residual value. For instance, submarine cables and switching equipment are depreciated over a period of 15 years, while base station subsystems are depreciated from five to 15 years. Most of Satelindo's cellular services assets are depreciated based on a useful life of eight years.

   Our depreciation expense for 2002 of Rp. 1,723.9 billion consists of Rp.
932.1 billion from Satelindo, Rp. 530.9 billion from Indosat, 152.5 billion from IM3, Rp. 91.2 billion from Lintasarta, and the remaining Rp. 17.2 billion from other subsidiaries. Our total depreciation expenses reflect the significant increase in the assets we now own after consolidating Satelindo, IM3 and Lintasarta's assets. Satelindo's actual charges for depreciation of capital plant and equipment increased only moderately in 2002 over 2001. To the extent that Satelindo improves, adds to or replaces its equipment in the future, it may record higher costs, and therefore higher charges for depreciation, than it did in the past when it acquired comparable major capital assets.

   Personnel costs include fixed salaries, benefits, allowances, pensions, annual holiday allowance expenses, personnel tax expenses and insurance. For the year ended December 31, 2002, our personnel cost of Rp. 687.2 billion consisted of Indosat's expenses totaling Rp. 383.6 billion, Satelindo's expenses totaling 160.5 billion, Lintasarta's expenses totaling Rp. 71.4 billion, IM3's expenses totaling Rp. 50.3 billion and Rp. 21.4 billion in personnel costs from our other subsidiaries.

   Compensation to telecommunications carriers and service providers represents amounts paid to other operators for calls from our network to the third party network or for providing access to the other operators' subscribers to our network. Other expenses charged by Telkom relate to the billings for the use of network, infrastructure rental and billing processing services provided by Telkom. Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their network. Indosat, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators. The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariffs as stipulated by the Government. In 2002, the interconnection expenses to telecommunications carriers and service providers was Rp. 609.6 billion, which consisted of 428.8 billion from Indosat, Rp. 79.0 billion from Satelindo, Rp. 99.4 billion from Lintasarta, and Rp.2.4 billion from IM3.

   Administration and general expenses primarily include provision of doubtful accounts, office supplies and stationery, professional fees, rent, travel and training, education and research. For the year ended December 31, 2002, our administration and general expenses totaled Rp. 454.4 billion, consisting of Indosat's expenses totaling Rp. 157.5 billion, Satelindo's expenses totaling
Rp. 197.8 billion, IM3's expenses totaling Rp.56.9 billion and Rp.42.2 billion of such expenses from our other subsidiaries. We maintain a provision for doubtful accounts for potential uncollectibility of our receivables. Provisions for doubtful accounts amounted to Rp. 28.6 billion, Rp. 19.5 billion and Rp.
75.7 billion for the years ended December 31, 2000, 2001 and 2002, respectively.

   Maintenance expenses include maintenance of our fixed assets, including buildings, submarine cables, telecommunications equipment, office equipment and vehicles. For the year ended December 31, 2002, our maintenance expense totaled Rp.303.0 billion, consisting of Indosat's expenses totaling Rp.86.9 billion, Satelindo's expenses totaling Rp. 171.7 billion, IM3's expenses totaling Rp.27.2 billion, Lintasarta's expenses totaling Rp.15.9 billion and Rp.1.4 billion of such expenses from our other subsidiaries. Satelindo's maintenance expenses consisted primarily of investments in the maintenance of Satelindo's assets attributable to network expansion and aging.

   Leased circuit expenses include expenses related to our leases for satellite channels and submarine cables. For the year ended December 31, 2002, leased circuit expenses totaled Rp.192.2 billion, consisting of Indosat's expenses totaling Rp.107.4 billion, Satelindo's expenses totaling Rp. 28.6 billion, IM3's expenses totaling Rp.30.6 billion, Lintasarta's expenses totaling Rp.1.7 billion and IM2's expenses totaling Rp.23.9 billion.

   Marketing expenses include exhibition, promotion and advertisement expenses associated with our marketing programs. For the year ended December 31, 2002, marketing expenses totaled Rp.148.9 billion, consisting Indosat's expenses totaling Rp.27.5 billion, Satelindo's expenses totaling Rp.65.5 billion, IM3's expenses totaling Rp.46.4 billion and Rp.9.6 billion from other subsidiaries.

   Other cost of services expenses include the cost of SIM cards and pulse reload vouchers, radio frequency licenses, rents and utilities. For the year ended December 31, 2002, other cost of services expenses totaled

Rp. 735.9 billion, consisting of Indosat's expenses totaling Rp. 102.9 billion, Satelindo's expenses totaling Rp. 438.5 billion, IM3's expense totaling Rp.
71.8 billion, Lintasarta's expense totaling Rp. 42.0 billion, Sisindosat's expense totaling Rp. 69.7 billion and Rp. 11.0 billion of such expenses from our other subsidiaries.

   For the year ended December 31, 2002, we recorded Other Expenses totaling Rp. 640.6 billion primarily due to higher non cash expenses, such as amortization of goodwill amounting to Rp. 753.5 billion, provision for doubtful interest receivable from convertible bonds of Rp. 287.8 billion and adjustment of account receivable-trade from Telkom of Rp. 118.0 billion, as well as interest expense of Rp. 566.9 billion and others-net expenses of Rp. 130.5 billion. Interest income of Rp. 822.3 billion and gain on foreign exchange-net of Rp. 393.8 billion offset the aforementioned expenses, resulting in net other expenses of Rp. 640.6 billion.

  Taxation

   In accordance with Indonesian GAAP, we have adopted the liability method in accounting for income tax. We adopted the liability method to reflect the tax effects of temporary differences between financial reporting and tax loss carry-over that can result in taxable amounts or deductible amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. The tax effects for a certain year are allocated to current operations, except for the tax effects from specific acquisitions and dispositions, which are charged or credited to stockholders' equity. An example of such credit is the gain on the sale of Telkomsel, which is credited to stockholders' equity under the line item entitled "Difference in Value from Restructuring Transactions of Entities under Common Control". For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

Results of operations

   The following table sets forth our selected consolidated results of operations for 2000, 2001 and 2002:

---------------------------------------------------------------------------------------------------------------
For the years ended December 31,
(in billions of Rupiah and millions of US$,                                2000       2001       2002    2002
except share data)                                                         (Rp.)      (Rp.)      (Rp.)   (US$)
---------------------------------------------------------------------------------------------------------------
Operating revenues:
    Cellular............................................................        --    1,769.9   3,271.7  366.0
    International calls.................................................   2,184.0    2,157.5   2,137.9  239.1
    MIDI................................................................     731.7    1,105.1   1,263.0  141.3
    Other...............................................................      76.5      105.6      94.4   10.5
                                                                         ---------  ---------  --------  -----
       Total operating revenues.........................................   2,992.2    5,138.1   6,767.0  756.9
Operating expenses:
    Depreciation........................................................     189.8    1,011.6   1,723.9  192.8
    Compensation to telecommunications carriers and service providers...     555.4      597.5     609.6   68.2
    Personnel costs.....................................................     324.1      496.3     687.3   76.9
    Maintenance.........................................................      64.9      286.6     303.0   33.9
    Administration and general..........................................     119.1      267.3     454.4   50.8
    Leased circuits.....................................................     105.9      133.8     192.2   21.5
    Marketing...........................................................      48.0      100.4     148.9   16.6
    Other costs of services.............................................     109.7      415.8     735.9   82.3
                                                                         ---------  ---------  --------  -----
       Total operating expenses.........................................   1,516.9    3,309.3   4,855.2  543.0
Operating income........................................................   1,475.3    1,828.8   1,911.8  213.9
                                                                         =========  =========  ========  =====
Other Income (Expenses)--Net............................................     794,3      177.4    (640.6) (71.7)
Equity in net income of associated companies............................      83.5      132.2      72.3    8.1
Income before income tax................................................   2,353.1    2,138.4   1,343.5  150.2
Income tax expense-net..................................................    (687.8)    (412.1)   (774.4) (86.6)
Income before minority interest in net income of subsidiaries...........   1,665.3    1,726.3     569.2   63.6
Minority interest in net income of subsidiaries.........................     (23.2)    (273.5)    (27.1)    (3)
Pre Acquisition Income..................................................        --         --    (205.9) (23.0)
Net income..............................................................   1,642.1    1,452.8     336.3   37.6
                                                                         =========  =========  ========  =====
Basic earnings per Share................................................  1,585.83   1,402.99    324.72   0.04
                                                                         =========  =========  ========  =====
Basic earnings per ADS (ten Series B shares per ADS).................... 15,858.28  14,029.89  3,247.24   0.36
                                                                         =========  =========  ========  =====
---------------------------------------------------------------------------------------------------------------

  Year ended December 31, 2002 compared to year ended December 31, 2001

   Effective May 31, 2001, the net assets of Satelindo and its subsidiaries were consolidated because our effective ownership had increased to 75%. Prior to May 31, 2001, our 30% equity interest in Satelindo was accounted for using the equity method. In 2002, the net assets of Satelindo and its subsidiaries were consolidated due to Indosat's 75% ownership in Satelindo from January 1, 2002 until June 28, 2002. This was subsequently increased to 100%, starting from June 20, 2002, following the acquisition of the remaining 25% in Satelindo from DeTeAsia. As a result, financial figures for years ended December 31, 2002 and 2001 are not directly comparable.

   In 2001, we recognized goodwill, which reflects the excess between the acquisition cost over the fair book values of the identifiable net assets acquired at the date of such acquisition for the acquisition of Bimagraha (Bimagraha's main and only assets are 45% shares of Satelindo), which will be amortized over a five-year period using the straight line method. In 2002, we also recognized goodwill for the acquisition of the remaining 25% in Satelindo from DeTe Asia, which will be amortized over a five-year period using the straight-line method. As of December 31, 2002, goodwill-net of amortization was Rp. 3.712 trillion.

  Operating Revenues

   Overall revenues increased from Rp. 5,138.1 billion in 2001 to Rp. 6,767.0 billion in 2002, primarily due to consolidation of Satelindo's cellular services revenues from June to December in 2001 and the launch of IM3. During this same period, revenues from MIDI services also contributed to this increase, while slight decreases in revenues from international calls services slightly offset the increase.

   Cellular services. For the year ended December 31, 2002, we recorded cellular operating revenues totaling Rp. 3,271.7 billion, which represented 48.3% of our total operating revenues or an increase of Rp. 1,501.8 billion from Rp. 1,769.9 billion in 2001. Satelindo contributed 90.6% to our total cellular revenues in 2002, and the remaining 9.4% was contributed by IM3.

   As of December 31, 2002, cellular business reported a growth of approximately 87% in number of subscribers as compared to the prior year. As of December 31, 2002, the Indosat group had 3,582,651 subscribers, a net addition of approximately 1,665,651 subscribers during 2002. The major increase in the number of subscribers were a result of network roll-out and our expansion program, followed by an aggressive marketing and sales effort at both Satelindo and IM3.

   International calls services. Operating revenues from international calls services decreased by Rp. 19.6 billion, or 0.9%, from Rp. 2,157.5 billion in 2001 to Rp. 2,137.9 billion in 2002. International calls services revenue represented 31.6% of operating revenues in 2002, compared to 42.0% in 2001. Total call volume from Indosat and Satelindo increased by 5.4%, from 682.1 million minutes in 2001 to 718.7 million minutes in 2002. However, the decrease in revenues of Rp. 19.6 billion was mainly due to the continuing decrease in accounting rates, thereby reducing our net settlement revenues. Total incoming traffic from Indosat and Satelindo increased by 17.4% from 365.8 million minutes in 2001 to 429.4 million minutes in 2002 due to a higher volume commitment, and "win-back" program. Outgoing traffic of Indosat and Satelindo decreased by 8.5% from 316.2 million minutes in 2001 to 289.3 million minutes in 2002, due to slower economic growth and increased VoIP activities.

   MIDI services. In 2002, operating revenues from MIDI services represented 18.7% of total operating revenues. Operating revenues from MIDI services increased by Rp. 157.9 billion, or 14.3%, from Rp. 1,105.1 billion in 2001 to Rp. 1,263.0 billion in 2002, primarily due to increased frame relay and satellite transponder lease revenues. Frame relay revenue is generated by Indosat and Lintasarta. For the year ended December 31, 2002, frame relay contributed Rp. 285.5 billion or increased from Rp. 209.2 billion from the year ended December 31, 2001. Satelindo contributed satellite lease revenues totaling Rp. 186.7 billion and Rp. 201.5 billion for the years ended December 31, 2001 and 2002, respectively. World Link and Direct Link revenues decreased from Rp. 311.1 billion in 2001 to Rp. 302.7 billion in 2002 due to our customer migration to more economical alternate services, such as frame relay. Its contribution to total MIDI services revenues also declined from 28.1% in 2001 to 24.0% in 2002.

   Other services.  Operating revenues from other services decreased from Rp.
105.6 billion in 2001 to Rp. 94.4 billion in 2002. As of December 31, 2002, revenues from other services represented 1.4% of total operating revenues. Revenues from international telex and telegram services continue to erode as customers migrate to other higher-quality services offered at lower prices.

  Operating expenses

   Operating expenses increased by Rp. 1,545.8 billion, or 46.7%, from Rp. 3,309.3 billion in 2001 to Rp. 4,855.1 billion in 2002, primarily due to increased expenses for depreciation, personnel, leased circuits, other cost of services, marketing and administration and general expenses. Additionally, all items in operating expenses increased significantly in 2002 compared to 2001, principally as a result of the consolidation of Satelindo in 2002. Another reason for the increase was due to IM3's operating expenses in 2002, as IM3 only started operations in August 2001.

   Depreciation expenses increased 70.4% from Rp. 1,011.6 billion in 2001 to Rp. 1,723.9 billion in 2002. We recorded depreciation expenses of Rp.932.1 billion from Satelindo, Rp.530.9 billion from Indosat, Rp.152.5 billion from IM3, Rp.91.2 billion from Lintasarta and the remaining Rp.17.2 billion from other subsidiaries. Satelindo's depreciation expenses included capitalized interest and foreign exchange gains or losses. The depreciation expenses of Indosat relates primarily to depreciation of its submarine cables, telecommunication equipment, switching equipment and office equipment.

   Personnel costs increased by Rp. 190.9 billion, or 38.5%, from Rp. 496.3 billion in 2001 to Rp. 687.2 billion in 2002. Personnel costs increased primarily due to increased salaries and allowances for employees and the increase in total number of our employees from 5,550 in 2001 to 5,980 in 2002. We recorded personnel expenses of Rp.383.6 billion from Indosat, Rp.160.5 billion from Satelindo, Rp.71.4 billion from Lintasarta, Rp.50.3 billion from IM3, and Rp.21.4 billion in personnel costs from our other subsidiaries. Included in the personnel costs are salaries, pensions, bonuses, personnel taxes and allowances for regional cost of living expenses.

   Expenses due to compensation to telecommunications carriers and service providers increased from Rp. 597.5 billion in 2001 to Rp. 609.6 billion in 2002, or 2.0%. The slight increase in compensation expenses and its small contribution of 12.6% to total operating expenses was mainly due to the implementation of cellular revenue recognition under the net method in 2002. We recorded compensation expenses of Rp. 428.8 billion from Indosat, Rp.79.0 billion from Satelindo, Rp.99.4 billion from Lintasarta and Rp.2.4 billion from IM3 in 2002.

   Administrative and general expenses increased by Rp. 187.1 billion, or 70.0%, from Rp. 267.3 billion in 2001 to Rp. 454.4 billion in 2002, primarily due to an increase in allowances for doubtful accounts--trade amounting to Rp.
75.7 billion during 2002. We recorded administrative and general expenses of Rp.157.5 billion from Indosat, Rp.197.8 billion from Satelindo, Rp.56.9 billion from IM3 and Rp.42.2 billion of such expenses from our other subsidiaries.

   Maintenance expenses increased moderately by Rp. 16.4 billion, or 5.7%, from Rp. 286.6 billion in 2001 to Rp. 303.0 billion in 2002, primarily due to significantly higher costs of submarine cable maintenance, switching, transmission equipment for cellular services and other telecommunication equipment. Satelindo contributed Rp.171.7 billion, or 56.7%, to our maintenance expenses.

   Leased circuits expenses increased by Rp. 58.4 billion, or 43.6%, from Rp.
133.8 billion in 2001 to Rp. 192.2 billion in 2002, due to the consolidation of Satelindo and IM3's operations, and the increase in the number of leased circuits necessary to support our increased internet volume.

   Marketing expenses increased by Rp. 48.5 billion, or 48.3%, from Rp. 100.4 billion in 2001 to Rp. 148.9 billion in 2002, due to the consolidation of Satelindo, and high marketing expenses associated with IM3's brand-building in 2002. In 2002, Satelindo contributed Rp.65.5 billion to our marketing expenses, while IM3 contributed Rp.46.4 billion.

   Other cost of services expenses increased by Rp. 320.1 billion, or 77.0%, from Rp. 415.8 billion in 2001 to Rp. 735.9 billion in 2002. We recorded other costs of services expenses of Rp.102.9 billion from Indosat, Rp.438.5 billion from Satelindo, Rp.71.8 billion from IM3, Rp.42.0 billion from Lintasarta, Rp.69.7 billion from Sisindosat and Rp.11.0 billion of such expenses from our other subsidiaries. The increase in the cost of SIM cards sold and reload pulse vouchers and increase in concession fees and radio frequency licenses are, among others, the primary cause of such increases.

  Operating income

   Operating income increased by Rp. 83.0 billion, or 4.5%, from Rp. 1,828.8 billion in 2001 to Rp. 1,911.8 billion in 2002. We attribute this increase primarily to cellular service revenue contributed by Satelindo and IM3 and the continued growth of MIDI services which include high-speed leased line, frame relay, satellite lease, direct data connection, and internet. Growth in operating income was less than the growth in operating revenues, principally as a result of the significant increase in operating expenses resulting from the consolidation of Satelindo and IM3's new operations.

  Other income (expenses)

   Other income (expenses) decreased by Rp. 818.0 billion, or 461.1%, from income of Rp. 177.4 billion in 2001 to an expense of Rp. 640.6 billion in 2002. In 2002, other income (expenses) consisted primarily of amortization of goodwill of Rp. 753.5 billion, the provision for doubtful interest receivable from convertible bonds of Rp. 287.8 billion and adjustment of accounts receivable trade from Telkom of Rp. 118.0 billion, as well as interest expenses of Rp. 566.9 billion and others-net of Rp. 130.5 billion. Interest income of Rp. 822.3 billion and gain on foreign exchange, net of Rp. 393.8 billion offset the aforementioned expenses, resulting in total other expenses of Rp. 640.6 billion.

   Interest income of Rp. 822.3 billion in 2002 or an increase of Rp. 180.2 billion from Rp. 642.1 billion in 2001 is mainly due to an increase in interest income from Telkom in connection with a cross ownership transaction amounting to Rp. 50.2 billion and an increase in interest income from convertible bonds of P.T. Cipta Televisi Pendidikan Indonesia ("CTPI") amounting to Rp. 278.1 billion. Interest expenses of Rp. 566.9 billion were incurred through Satelindo's debts, Indosat's bonds and U.S. dollar loans, and from IM3's syndicated loan. Interest expenses increased by Rp. 164.4 billion from Rp.
402.5 billion in 2001 to Rp. 566.9 billion in 2002, mainly due to increases in interest expenses from new debts obtained by Indosat from Bank Mandiri, BNI, BCA in 2002 amounting to Rp. 141.4 billion, increases in interest expenses from Indosat First Bond 2001 amounting to Rp. 50.1 billion, interest expenses from Indosat Second Bond and Profit Sharing from Syariah Bond of 2002 amounting to Rp. 31.2 billion, and interest expense from IM3 syndicated loan in 2002 amounting to Rp. 10.4 billion. The decrease in Satelindo interest expenses amounting to Rp. 68.5 billion is consistent with its decreasing long-term debts and bond payables.

   Provision was also made for doubtful interest receivable from the Convertible Bonds of CTPI amounting to Rp. 287.8 billion. This account is for the allowance of doubtful interest receivable from convertible bonds of CTPI amounting to Rp. 268.1 billion, since CTPI has failed to achieve positive net worth in any year less than Rp. 546.0 billion. Based on the agreement, Indosat may sell and/or otherwise transfer to the controlling stockholder of CTPI all bonds held by Indosat at an amount calculated so as to give Indosat an additional interest of 19%, or a total interest of 26% per annum of the bonds. See note 9 to our consolidated financial statements contained elsewhere herein.

   A foreign exchange gain of Rp. 393.8 billion or a decrease of Rp. 130.3 billion compared to 2001 of Rp. 524.1 billion is mainly due to increase in US dollar long-term debts in 2002 and the appreciation of Rupiah against US$ from Rp. 10,400/US$ on December 31, 2001 to Rp. 8,940/US$ on December 31, 2002.

   Goodwill amortization expenses amounted to Rp. 753.5 billion in 2002 mainly due to amortization of goodwill from the acquisition of 100% equity interest in Bimagraha in May 2001 in the amount of Rp. 2.728 trillion and goodwill from the acquisition of 25% equity interest in Satelindo in June 2002 in the amount of Rp. 2.055 trillion, which was amortized over a period of five years using the straight line method. On December 31, 2002, goodwill-net of amortization was Rp. 3.712 trillion.

   An adjustment of accounts receivable-trade from Telkom amounting to Rp.
118.0 billion was made, which resulted in the reconciliation of the accounts receivable balance as of December 31, 2002.

   Others-net amounting to Rp. 130.5 billion was mainly due to interest on tax installments due to a cross ownership transaction amounting to Rp. 137.5 billion and an allowance for the decline in value of investment in ICO Global amounting to Rp. 50.0 billion.

  Equity in net income of associated companies

   Equity in net income of associated companies decreased by Rp. 60.0 billion, or 45.4%, from Rp. 132.3 billion in 2001 to Rp. 72.3 billion in 2002. In 2002, we recognized Rp. 70.2 billion in equity income from MGTI, which was the major contributor to this equity in net income from associated companies.

  Taxation

   Income tax expenses-net increased by Rp. 362.2 billion, or 87.9%, from Rp.
412.2 billion in 2001 to Rp. 774.4 billion in 2002 primarily due to the consolidation of Satelindo from June to December in 2001. Moreover, there is a decrease in Indosat taxable income in 2002 if compared with 2001, also due to increases in Satelindo's income tax expenses amounting to Rp. 120.2 billion. This increase ocurred because Satelindo generated taxable income in 2002, while in 2001, Satelindo was experiencing taxable loss. Current income tax expenses represented 30.4% and 18.3% of income before income tax in 2001 and 2002, respectively.

   Income tax expenses--deferred increased to Rp. 766.8 billion, mainly due to the realization of Telkomsel net income of Rp. 280.3 billion when Indosat sold its equity interest in Telkomsel to Telkom in 2001. This creates deferred tax assets, an increase in negative correction, which occurs from goodwill amortization, amounting to Rp. 66.4 billion. This is in line with the increase in goodwill amortization in 2002, a use of tax loss carried forward amounting to Rp. 299.4 billion by Satelindo and Sisindosat, which generates net income in 2002. Accordingly, this creates deferred tax expenses. This increase was also due to absorbing the equity in net income of Satelindo of Rp. 111.1 billion by Bimagraha, which has not been recognized per fiscal, therefore creating a deferred tax expense.

  Net income

   Despite improved operating results from 2001 to 2002, our net income decreased Rp. 1,116.5 billion, or 76.9%, from Rp. 1,452.8 billion in 2001 to Rp. 336.3 billion in 2002, due to the above operating and non-operating financial performances.

  Year ended December 31, 2001 compared to year ended December 31, 2000

  Operating revenues

   Overall revenues increased from Rp. 2,992.2 billion in 2000 to Rp. 5,138.1 billion in 2001, primarily due to the consolidation of Satelindo's cellular services revenues and the launch of IM3. During this same period, revenues from MIDI services and other services contributed to this increase as well.

   Cellular services. For the year ended December 31, 2001, we recorded cellular operating revenues totaling Rp. 1,769.9 billion, which represents 34.4% of total operating revenues. On a "stand alone" basis, operating revenues from Satelindo's cellular operations totaled Rp. 1,690.0 billion and Rp. 2,657.7 billion for the years ended December 31, 2000 and 2001, respectively, or grew by 44.7% in 2000 and 57.3% in 2001 compared to the prior periods. The remaining growth of cellular revenues was contributed by IM3. IM3 commenced operation in the third quarter of 2001.

   International calls services. Operating revenues from international calls services decreased by Rp. 26.5 billion, or 1.2%, from Rp. 2,184.0 billion in 2000 to Rp. 2,157.5 billion in 2001. International calls services revenue represented 42.0% of operating revenues in 2001 compared to 73.0% in 2000. Call volume decreased by approximately 7.5% in 2001 primarily due to a 0.7% decrease in outgoing call traffic and a 13.6% decrease in incoming call traffic.

   MIDI services. In 2001, operating revenues from MIDI services represented 21.5% of total operating revenues. Operating revenues from MIDI services increased by Rp. 373.4 billion, or 51.0%, from Rp. 731.7 billion to Rp. 1,105.1 billion in 2001, primarily due to increased satellite lease revenues and frame relay. Following Satelindo's consolidation, it contributed satellite lease revenues totaling Rp. 186.7 billion. Frame relay revenue is generated by Indosat and Lintasarta. Indosat's frame relay services recorded a strong growth of 200.5% from 210 ports in 2000 to 631 ports in 2001. Lintasarta's frame relay services grew 42.5 % from 1,564 number of access points in 2000 to 2,229 number of access points in 2001. World Link and Direct Link revenues grew slightly by 8.7% and contributed Rp. 311.1 billion, or 28.1%, of total MIDI operating revenues.

   Other services.  Operating revenues from other services increased from Rp.
76.5 billion in 2000 to Rp. 105.6 billion in 2001. As of December 31, 2001, revenues from other services represented 2.1% of total operating revenues. Revenues from international telex and telegram services continue to erode as customers migrate to other higher-quality services offered at a lower price.

  Operating expenses

   Operating expenses increased by Rp. 1,792.4 billion, or 118.2%, from Rp. 1,516.9 billion in 2000 to Rp. 3,309.3 billion in 2001, primarily due to increases in depreciation, maintenance, other cost of services expenses, marketing and administrative and general expenses as a result of the consolidation of Satelindo in 2001.

   Depreciation expenses increased 432.7% from Rp. 189.9 billion in 2000 to Rp. 1,011.6 billion in 2001. We recorded depreciation expenses from Satelindo of Rp. 588.0 billion, while Indosat and Lintasarta recorded depreciation expenses of Rp. 139.3 billion and Rp. 68.8 billion, respectively, during 2001. On a "stand alone" basis, Satelindo's depreciation expenses were Rp. 727.1 billion and Rp. 816.8 billion in 2000 and 2001, respectively. Satelindo's depreciation expenses included capitalized interest and foreign exchange gains or losses. Satelindo capitalized net foreign exchange losses of Rp. 139.2 billion and Rp.
25.7 billion in 2000 and 2001, respectively. The depreciation expenses of Indosat relate primarily to the depreciation of its submarine cables, telecommunication equipment and switching office equipment.

   Compensation to telecommunications carriers and service providers increased from Rp. 555.4 billion in 2000 to Rp. 597.5 billion in 2001, or 7.6%. The consolidation of Satelindo contributed significantly to this increase, adding Rp. 219.3 billion in such expenses. On a "stand alone" basis, Satelindo's compensation expenses were Rp. 480.6 billion and Rp. 537.7 billion for the years ended December 31, 2000 and 2001, respectively. This increase, compared to revenue development, reflects an increased traffic load over Satelindo's infrastructure, improved routing settlements with Telkom and an increased number of calls between Satelindo customers. While Indosat compensation expenses contributed Rp. 423.3 billion, or 70.8%, to the total compensation to telecommunications carriers and service providers expenses, this amount represents a decrease of approximately 17.6% compared to the previous period. This decrease was primarily due to volume decreases and improved routing settlements with Telkom.

   Personnel costs increased Rp. 172.2 billion, or 53.1%, from Rp. 324.1 billion in 2000 to Rp. 496.3 billion in 2001. The personnel costs increased primarily due to increased salaries and allowances for its employees. Salary expenses increased due to internal promotions in connection with our new business lines. Similarly, allowances increased due to annual allowance adjustments to adjust employees' purchasing power following the economic crisis. Included in the personnel costs are salaries, pensions, bonuses, personnel tax expenses and allowances for regional cost of living expenses.

   Maintenance expenses increased Rp. 221.7 billion, or 341.6%, from Rp. 64.9 billion in 2000 to Rp. 286.6 billion in 2001, primarily due to significantly higher costs of submarine cable maintenance, switching, transmission equipment of cellular services and other telecommunications equipment. Satelindo contributed Rp. 146.1 billion, or 51.0%, to our maintenance expenses.

   Administrative and general expenses increased by Rp. 148.2 billion, or 124.4%, from Rp. 119.1 billion in 2000 to Rp. 267.3 billion in 2001, primarily due to consulting and legal costs associated with designing our business strategy, structuring and implementing our cross-ownership transactions and increasing provisions for doubtful accounts. Satelindo contributed Rp. 75.2 billion to our administrative and general expenses, while IM3 contributed Rp.
37.1 billion to such expenses.

   Leased circuits expenses increased by Rp. 27.9 billion, or 26.3%, from Rp.
105.9 billion in 2000 to Rp. 133.8 billion in 2001, primarily due to the increase in the number of leased circuits necessary to support our increased internet volume.

   Marketing expenses increased Rp. 52.5 billion, or 109.6%, from Rp. 47.9 billion in 2000 to Rp. 100.4 billion in 2001, primarily due to increased exhibition expenses and the consolidation of Satelindo. Satelindo contributed Rp. 15.8 billion to our marketing expenses, while IM3 contributed Rp. 24.9 billion.

   Other costs of services expenses increased by Rp. 306.1 billion, or 279.0%, from Rp. 109.7 billion in 2000 to Rp. 415.8 billion in 2001. This increase was primarily due to the consolidation of Satelindo, which recorded other cost of services expenses totaling Rp. 159.1 billion, or 38.3%, of our other costs of services expenses. In 2001, this expense primarily consisted of the cost of software sold of Rp. 79.2 billion, a concession fee of Rp. 66.3 billion, rent of Rp. 53.5 billion, the cost of SIM cards and pulse reload vouchers of Rp.
53.5 billion and insurance of Rp. 32.1 billion.

  Operating income

   Operating income increased by Rp. 353.5 billion, or 24.0%, from Rp. 1,475.3 billion in 2000 to Rp. 1,828.8 billion in 2001. We attribute this increase primarily to cellular service revenue contributed by Satelindo and the strong growth of MIDI services, which includes satellite leases, world link and direct link, direct data connection, frame relays and internet. Growth in operating income was less than the growth in operating revenues, principally as a result of the significant increase in depreciation and compensation expenses resulting from the consolidation of Satelindo.

  Other income (expenses)

   Other income (expenses) decreased by Rp. 616.9 billion, or 77.7%, from income of Rp. 794.3 billion in 2000 to income of Rp. 177.4 billion in 2001. The decrease was primarily due to the increase in interest expenses, amortization of goodwill and non-recurring consultants' fees incurred in connection with the cross-ownership transactions. Interest expenses increased by Rp. 383.7 billion from Rp. 18.8 billion in 2000 to Rp. 402.5 billion in 2001, of which Satelindo contributed Rp. 256.6 billion, or 63.8%, and of Indosat contributed Rp. 132.8 billion, or 33.0%. The increase in goodwill amortization from Rp. 2.5 billion in 2000 to Rp. 321.2 billion resulted primarily from the acquisition of Bimagraha. Goodwill arising from the acquisition of Bimagraha totaled Rp. 2,728.4 billion. The foreign exchange gain-net increased from Rp. 462.8 billion in 2000 to Rp. 524.1 billion in 2001, but such gain was partially offset by the expenses discussed above.

  Equity in net income of associated companies

   Equity in net income of associated companies increased by Rp. 48.8 billion, or 58.4%, from Rp. 83.5 billion in 2000 to Rp. 132.3 billion in 2001. In 2001, we recognized a Rp. 187.3 billion gain from Telkomsel, a Rp. 48.3 billion loss from MGTI and a Rp. 7.2 billion loss from IMM. We recorded Telkomsel's equity income until April 30, 2001, since the transaction to sell our shares in Telkomsel was completed on May 16, 2001.

  Taxation

   Income tax expense-net decreased by Rp. 275.5 billion, or 40.1%, from Rp.
687.7 billion in 2000 to Rp. 412.2 billion in 2001 primarily due to the increase in deferred income tax expenses. Current income tax expenses increased by Rp. 19.9 billion, or 3.2%, from Rp. 630.6 billion in 2000 to Rp. 650.5 billion in 2001. Deferred income tax expenses increased by Rp. 295.4 billion, or 517.3%, from deferred income tax expenses of Rp. 57.1 billion in 2000 to a deferred income tax benefit of Rp. 238.3 billion in 2001. Current income tax expenses represent 26.8% and 30.4% of income before income tax in 2000 and 2001, respectively.

  Net income

   Despite improved operating results from 2000 to 2001, our net income decreased by Rp. 189.3 billion, or 11.5%, from Rp. 1,642.1 billion in 2000 to Rp. 1,452.8 billion in 2001, primarily due to increased interest expenses associated with Satelindo's indebtedness and amortization of goodwill in connection with the Bimagraha acquisition.

  Capital expenditures

   During 2000, 2001 and 2002, we made capital expenditures totaling Rp. 298.1 billion, Rp. 9,472.1 billion and Rp. 6,444.3 billion, respectively. The capital expenditures during 2002 were designed to strengthen our position as a cellular-focused, fully integrated telecommunications network and service provider. Our capital expenditures in 2002 included: (i) Rp. 5,874.1 billion for development of our cellular services, including the acquisition of 25% shares of Satelindo from DeTe Asia; (ii) Rp. 101.7 billion for improvements to our existing international calls business and other fixed businesses; (iii) Rp.
452.0 billion for expansion of MIDI services, primarily the development of our backbone and internet businesses; and (iv) Rp. 16.5 billion for other services.

  Cellular services

   During 2002, Satelindo spent around Rp.2,129.2 billion to increase its capacity. These expenditures included investment in its base stations subsystem, network switching subsystem, and operating support subsystem which totaled around Rp.1,362.0 billion, Rp.492.0 billion, and Rp.275.2 billion, respectively. As of December 31, 2002, Satelindo had around 3,587 base stations, 138 base stations controllers, and 19 mobile switching centers all over the country.

   IM3 made capital expenditures totaling approximately Rp.924.8 billion in 2002. These expenditures included investment in its base stations subsystem, network switching subsystem, and operating support subsystem which totaled around Rp.820.9 billion, Rp.34.3 billion, and Rp.51.1billion, respectively.

   Indosat spent US$ 325 million (approximately Rp.2,824.3 billion) to acquire 25% of the shares of Satelindo from DeTe Asia in June 2002. To support its cellular business, in 2002 Indosat also made Rp.22.7 billion in capital expenditures to further develop its mobile billing and CRM supporting system.

  Fixed Access Services

   In 2002, Indosat made capital expenditures totaling Rp.101.7 billion for fixed access services. This included Rp.77.3 billion to develop its existing international calls services. Indosat also spent around Rp.13.8 billion to realize its fixed line businesses. Satelindo made capital expenditures of approximately Rp.10.6 billion to maintain its IDD 008 businesses.

  MIDI Services

   We made capital expenditures of approximately Rp.452.0 billion for expansion of MIDI services, which included investment outlay in IM2 amounting to Rp.42.2 billion, development of internet business amounting to Rp.34.0 billion, inner-city backbone development amounting to Rp.86.8 billion, inter-city backbone development amounting to Rp.22.8 billion, the development of submarine cables amounting to Rp.28.9 billion, the development of MIDI services in Lintasartha amounting to Rp 139.8 billion, and the development of other MIDI services in Indosat and its subsidiaries amounting to Rp 97.5 billion.

  Capital expenditures for 2003 and 2004

   During the two year period 2003 and 2004, our investment program calls for spending a total of Rp. 1,464.8 billion as well as US$639.5 million, which will be financed mostly by internally generated resources. We may draw on external sources of financing, subject to our financial condition at the time. The above total investment program includes a committed capital expenditure of Rp. 102.8 billion and US$222.2 million on a consolidated basis, which will be paid out by the end of 2003, assuming we undertake development of all prospective projects. We expect that this 2003-2004 capital expenditure will be used as follows:

   . to finance our cellular business development, which will involve around Rp. 704.6 billion and US$542.4 million capital expenditures;

   . to develop Indosat's domestic infrastructure and fixed-access services, which will require around Rp. 259.7 billion and US$16.3 million;

   . to enhance our MIDI services by investing around Rp. 404.0 billion and US$28.3 million primarily to develop IM2 multimedia and internet businesses and rolling out the domestic infrastructure (backbone) to support MIDI services; and

   . to support Indosat's other businesses by investing around Rp. 96.4 billion and US$52.5 million to develop supporting systems and other related equipment.

   We expect that future operating revenues and the available cash and cash equivalents that Indosat owns today will be sufficient to finance the planned capital expenditures for 2003 and 2004. Indosat has appointed partners to develop its fixed- access businesses in order to better leverage its financing requirements. Revenue-sharing schemes, as contemplated by our management, include partnerships with private investors, whereby such investors finance construction of a particular project and provide certain know-how for the project in exchange for revenues from the project, similar to a build-operate-transfer structure. We believe we have significantly reduced our financial burden through this scheme. We may also elect to divest subsidiaries that we determine are not consistent with our overall strategy, and proceeds from any such divestitures could be used to finance our future capital expenditures. For example, Indosat management is currently considering divesting itself of its interest in MGTI, a KSO in Central Java. However, no assurance can be given that the transaction could be executed this year, and no definite pricing has been determined, as negotiations between the prospective investor and MGTI's shareholders, including Indosat, are continuing.

   In the event that we cannot finance our planned capital expenditure from our own internally generated funds, we may look to find external sources of funding, though we expect that we will attempt to limit our external funding in order to reduce our debt exposure. However, no assurance can be given that we will be able to obtain suitable financing arrangements (including vendor or other third-party financing) for our planned capital expenditures. In the event that we are unable or unwilling to draw on external resources of funding, we may elect to reduce our planned capital expenditures, if feasible. However, any such reduction in planned capital expenditures may cause revenues to decline, thereby adversely affecting our financial condition.

Liquidity and Capital Resources

   Similar to most telecommunications companies that own, rather than lease, their networks and facilities, our business is capital intensive. We have experienced significant changes in our financial structure since the acquisition of Satelindo shares from Telkom and Bimagraha in 2001 and from DeTe Asia in 2002. Our financial structure has also been influenced significantly by our additional investment activities, such as our roll out of new infrastructures for Satelindo and IM3 in 2002. Our financing activities, such as the issuance of the Second Indosat Bond, financing through BNI and BCA U.S. dollar credit facilities, and IM3's Rupiah syndicated loan with several Indonesian banks, have also changed our financial structure.

   We expect that over the next several years, a substantial portion of our cash flow will be used to pay principal and interest with respect to our indebtedness and to finance our future capital expenditures. Our ability to satisfy our financial obligations and to fund other future capital expenditures will depend upon our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control. Our existing debt obligations and future capital expenditures could limit our ability to respond to changing business or economic conditions or to respond to declines in operating results. We recorded an increase in our total non-current liabilities from Rp. 5,858.5 billion in 2001 to Rp. 8,079.2 billion in 2002. As a result of the consolidation of Satelindo, our long-term debt-to-equity ratio changed from 56.8% as of December 31, 2001 to 77.5% as of December 31, 2002. See "Information on the Company--Principal Indebtedness" for a description of our principal debt facilities.

   Since Satelindo's debt restructuring in 2000, it has been limited from making the significant capital expenditures necessary to build-out and improve its cellular network. However, in 2002, Indosat injected US$75 million in capital in Satelindo in order to remove these restrictions. Following this capital injection, Satelindo realized its capital expenditure goals during 2002 to increase its capacity and establish its "intelligent network" platform, technology and equipment to increase its cellular service quality. The terms of the debt restructuring constrain Satelindo's ability to make capital expenditures to a maximum amount per year and limit its ability to borrow for the purpose of funding capital expenditures.

  Cash and cash equivalents

   Our cash position was Rp. 2,409.9 billion, Rp. 4,637.8 billion and Rp. 2,831.8 billion as of December 31, 2000, 2001 and 2002, respectively. In years prior to 2001, we met our working capital and capital expenditure requirements through cash flows generated from operations and, in the case of certain submarine cables and gateways, primarily utilized funds loaned by the Government. In 1999 and 2000, we funded our working capital and capital expenditure requirements primarily by using accumulated cash, cash equivalents and cash flows generated from operations. Our operating revenues in 2000 were sufficient to make payments for debt service and make moderate capital expenditures. Starting in 2001, we began to leverage our financial structure by issuing the First Indosat Bond to enable us to make payments for our future capital expenditures. The First Indosat Bond of Rp. 1.0 trillion, together with our operating revenues and the proceeds from the sale of our 35% stake in Telkomsel, were sufficient to make payments for debt service and to make significant capital expenditures, including the acquisition of shares in Satelindo and Lintasarta and to finance the IM3 infrastructure development. In 2001, we used the proceeds from the sale of our 35% interest in Telkomsel to acquire 22.5% of Satelindo from Telkomsel and a further 45% of Satelindo from Bimagraha. In addition, we used the Rp. 1.0 trillion in proceeds from the First Indosat Bond issuance to finance the IM3 infrastructure development in 2001.

   However, we faced a cash shortage in 2002, as we acquired the 25% remaining interest in Satelindo from DeTe Asia and injected a further US$75 million in Satelindo in order to release Satelindo of some of its restrictive debt covenants. To finance the acquisition of the 25% interest in Satelindo from DeTe Asia and the injection of US$75 million in Satelindo, we borrowed Rp. 1.5 trillion from Bank Mandiri and established a BCA U.S. dollar credit facility amounting to US$75 million. These credit facilities were refinanced by BCA and BNI U.S. dollar long-term credit facilities. As of December 31, 2002, the balance of Indosat's BCA U.S. dollar credit facility was US$40 million, and the balance of Indosat's BNI U.S. dollar credit facility was US$75 million.

   The net increase in cash and cash equivalents in 2000 and 2001 amounted to Rp. 506.3 billion and Rp. 1,032.0 billion, respectively. In 2002, we experienced a net decrease in cash and cash equivalents. Cash and cash equivalents at year end 2002 were Rp. 2,831.8 billion, which is derived from a beginning balance of cash and cash equivalents amounting to Rp. 4,637.8, minus net decrease in cash and cash equivalents during 2002 of Rp. 1,807.9 billion, plus a beginning balance of cash and cash equivalents from new subsidiaries acquired amounting to Rp. 1.9 billion.

  Working capital and cash flows

   Current assets, excluding cash and cash equivalents, decreased from Rp. 4,197.7 billion in 2001 to Rp. 2,308.4 billion in 2002. This decrease was primarily due to decreases in accounts receivable, net of allowances for doubtful accounts.

   Current liabilities, excluding current maturities of long-term debt, decreased from Rp. 4,692.8 billion in 2001 to Rp. 2,537.4 billion in 2002. This decrease related primarily to a decrease in taxes payable from Rp. 2,898.3 billion in 2001 to Rp. 248.2 billion in 2002 and decreases in account payable-trade third parties from 201.7 billion in 2001 to Rp. 109.0 billion in 2002. Based on the decision of the Director General of Taxation No. KEP-02/WPJ.07/KP.0105/2002 dated March 26, 2002, we obtained approval to pay the income tax payable for fiscal year 2001 amounting to Rp. 1,893,981 in nine monthly installments up to December 25, 2002 with interest at 2% per month. As of December 31, 2002, we had fully paid the installments.

   Working capital, calculated as the difference between total current assets and current liabilities, was Rp. 3,323.9 billion as of December 31, 2001 and Rp. 1,957.7 billion as of December 31, 2002. While net working capital, calculated as the difference between current assets and current liabilities (each adjusted as described above), was negative Rp. 495.1 billion as of December 31, 2001 and negative Rp. 229.0 billion as of December 31, 2002.

   We believe that as Satelindo's revenue growth has been driven by prepaid cellular services, and major equipment purchases and the roll-out of other infrastructure during 2002 (including the establishment of the intelligent network technology platform), historical net working capital results will not likely have a material adverse impact on our ability to finance future operations. We also expect that Satelindo will be able to use its internally-generated funds to finance its future capital expenditures. We also expect that our proposed integration plan between Satelindo's and IM3's networks will result in certain efficiency gains in our cellular business, thereby helping us to increase our subscriber base, and ultimately will impact our business results positively. We believe that our working capital is sufficient for our requirements over the next year. However, we face a liquidity risk if certain events occur, including but not limited to: (i) the Indonesian macro economy grows slower than expected and the general purchasing power of end-users does not increase; (ii) our debt ratings are downgraded;
(iii) our financial performance or financial ratios deteriorate; (iv) the decline of international calls services revenues continues; or (v) we fail to obtain additional financing at favorable terms or at all.

---------------------------------------------------------------------------------------------------------
Year Ended December 31,                                               2000      2001      2002     2002
(in billions of Rupiah and millions of US$)                           (Rp.)     (Rp.)     (Rp.)    (US$)
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net cash provided by operating activities........................ 1,439.1   1,553.7     344.5    38.5
Cash flows from investing activities:
   Proceeds from sale of investment--net of acquisition of
     investments under cross-ownership transactions.................      --   5,967.4   2,255.1   252.3
   Proceeds from liquidation of subsidiary..........................      --      15.0        --      --
   Proceeds from sale of other long-term investment.................      --        --      80.6     9.0
   Compensation from Intelsat for the use of capital................    27.4       9.8        --      --
   Proceeds from sale of property and equipment.....................     3.0       5.6       3.4     0.4
   Acquisition of equity in P.T. Bimagraha Telekomindo..............      --  (4,235.9)       --      --
   Acquisition of 25% equity in P.T. Satelindo......................      --        --  (2,824.2) (315.9)
   Acquisition of property and equipment............................  (275.8) (2,638.8) (3,468.2) (388.0)
   Increase in restricted cash and cash equivalent..................    (3.6)    (33.5)   (151.2)  (16.9)
   Additional short-term Investments................................      --        --     (67.6)   (7.5)
   Additional advances for purchase of property and equipment.......      --     (13.5)       --      --
   Additional investments in associated companies...................    (2.4)     (0.1)       --      --
   Proceeds from sale of other investments..........................     0.2        --        --      --
       Net cash used in investing activities........................  (251.2)   (924.0) (4,172.1) (466.6)
Cash flows from financing activities:
   Proceeds from bonds payable......................................      --   1,000.0   1,250.0   139.8
   Proceeds from long-term debts....................................     2.0     406.1   3,784.0   423.3
   Proceeds from the exercise of derivative instruments.............    23.6      41.6      37.0     4.1
   Cash dividend paid...............................................  (689.6)   (631.7)   (581.1)  (65.0)
   Repayment of long-term debts.....................................   (19.2)   (412.2) (2,389.0) (267.2)
   Repayment of short-term loans....................................      --      (1.5    (446.5)  (49.9)
   Proceeds from short-term loans...................................     1.6        --     665.3    74.4
   Repayment of bonds payable.......................................      --        --    (300.0)  (33.6)
       Net cash provided by (used in) financing activities..........  (681.6)    402.3   2,019.7   225.9
Net increase (decrease) in cash and cash equivalents................   506.3   1,032.0  (1,807.9) (202.2)
Cash and cash equivalents at beginning of year...................... 1,898.8   2,405.1   4,637.8   518.8
Beginning balance of cash and cash equivalents from new subsidiaries
  acquired..........................................................      --   1,200.6       1.9     0.2
Cash and cash equivalents at end of year............................ 2,405.1   4,637.7   2,831.8   316.8
---------------------------------------------------------------------------------------------------------

   Net cash provided by operating activities amounted to Rp. 1,439.1 billion, Rp. 1,553.7 billion and Rp. 344.5 billion for the years ended December 31, 2000, 2001 and 2002, respectively. Net cash used in investing activities amounted to Rp. 251.2 billion, Rp. 924.0 billion and Rp. 4,172.1 billion for the years ended December 31, 2000, 2001 and 2002, respectively. Net cash provided from financing activities increased from Rp. 402.3 billion to Rp. 2,019.7 billion for the years ended December 31, 2001 and 2002, respectively, primarily due to the issuance of the Second Indosat Bond in principal amount of Rp. 1,075.0 billion and Indosat Syariah Bond in principal amount of Rp. 175.0 billion, proceeds from long-term debts amounting to Rp. 3,784.0 billion and proceeds from short-term loans of Rp. 665.3 billion. Such financing proceeds offset our cash dividends of Rp. 581.1 billion, repayment of long-term debts in the amount of Rp. 2,389.0 billion, repayment of short-term loans of Rp. 446.5 billion and repayment of bonds payable of Rp. 300.0 billion.

  Contractual obligations and commercial commitments

   As of December 31, 2002, we had contractual obligations in the amounts of US$619.5 million of foreign currency contracts and Rp. 3,634.3 billion of Rupiah-denominated contracts. The US$619.5 million contractual obligations require payments in 2003 totaling US$202.1 million and US$417.4 million to be paid during the period from 2004 through 2007. The Rp. 3,634.3 billion contractual obligations include Rp. 138.1 billion to be paid during 2003 and Rp. 3,496.2 billion to be paid during the period from 2004 through 2007.

-----------------------------------------------------------------------------------------------------------
                                                                Payments due by period
                                            ---------------------------------------------------------------
                                                           Less than    One to      Three to       Over
Contractual obligations                         Total      one year   three years  five years   five years
(in billions of Rupiah and millions of US$)  (Rp.)  (US$) (Rp.) (US$) (Rp.) (US$)  (Rp.)  (US$) (Rp.) (US$)
-                                           ---------------------------------------------------------------
    Long-term debt......................... 1,272.5 302.3  45.1  67.2 422.4 112.3     805 122.8   --   --
    Bond payments.......................... 2,256.1 181.3    --    --    -- 143.3 2,056.1  38.0  200   --
    Operating leases.......................    12.8   2.0    --   1.1  12.8   1.0                 --   --
    Unconditional purchase obligations.....    93.0 133.8  93.0 133.8    --    --      --    --   --   --
                                            ------- ----- ----- ----- ----- ----- ------- -----  ---   --
       Total contractual cash
         obligations....................... 3,634.4 619.4 138.1 202.1 435.2 256.6 2,861.1 160.8  200   --
                                            ======= ===== ===== ===== ===== ===== ======= =====  ===   ==
-----------------------------------------------------------------------------------------------------------

   In addition to such contractual obligations, we have other commercial commitments totaling US$50.7 million that must be paid prior to December 31, 2003.

----------------------------------------------------------------------------------------------------
                                               Amount of commitment expiration for period
                                       -------------------------------------------------------------
Other commercial commitments           Total amounts  Less than    One to     Three to      Over
(in billions of Rupiah and millions of  committed     one year   three years five years  five years
US$)                                   (Rp.)  (US$)  (Rp.) (US$) (Rp.) (US$) (Rp.) (US$) (Rp.) (US$)
-                                      -------------------------------------------------------------
      Lines of credit.................  --      25    --     25   --    --    --    --    --    --
      Standby letters of credit.......  --    25.7    --   25.7   --    --    --    --    --    --
                                        --    ----    --   ----   --    --    --    --    --    --
         Total commercial
           commitments................  --    50.7    --   50.7   --    --    --    --    --    --
                                        ==    ====    ==   ====   ==    ==    ==    ==    ==    ==
----------------------------------------------------------------------------------------------------

   As of December 31, 2002, we had contractual obligations and commercial commitments totaling US$670.2 million in foreign currency obligations and Rp. 3,634.5 billion in Rupiah-denominated obligations.

Summary of Certain Material Differences between Indonesian GAAP and U.S. GAAP

   Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material aspects from U.S. GAAP. Given the number and nature of differences between U.S. GAAP and Indonesian GAAP, users of Indonesian GAAP financial statements should never assume that they are at all comparable to financial statements prepared in accordance with U.S. GAAP. Certain principal differences between Indonesian GAAP and U.S. GAAP are summarized below and in Notes 39 and 40 to our audited consolidated financial statements, included herein.

   This presentation should not be taken as inclusive of all Indonesian GAAP/U.S. GAAP differences. Additionally, no attempt has been made herein to identify all disclosure, presentation or classification differences that would affect the manner in which events and transactions are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between Indonesian GAAP and U.S. GAAP as a result of prescribed changes to accounting standards. Regulatory bodies that promulgate Indonesian GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons, such as this one.

  Capitalization of foreign exchange loss-net of gain

   Under Indonesian GAAP, foreign exchange losses-net of foreign exchange gain on borrowings used to finance construction of an asset should be capitalized. Capitalization of net foreign exchange loss ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

   Under U.S. GAAP, foreign exchange differential should be charged or credited to current operations. Therefore, the depreciation relating to the capitalized net foreign exchange loss under Indonesian GAAP should be reversed for U.S. GAAP purposes. For the year ended December 31, 2001 and 2002, our net income would be Rp. 25.75 billion and Rp. 0.5 billion lower under U.S. GAAP respectively.

  Interest capitalizable to properties under construction and installation

   Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e. properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company's interest expense into a subsidiary's asset is not allowed under Indonesian GAAP. We did not capitalize the interest incurred on our bonds payable in 2002 because the proceeds of the bonds were used for the acquisition of Bimagraha shares and capital contributions in IMM and IM3.

   Under U.S. GAAP, SFAS No. 34 does not specify that the interest cost be attributable to the qualifying assets; therefore, the capitalizable interest include interest costs incurred on general and specific borrowings. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP will result in additional depreciation recognized under U.S. GAAP.

   Further, U.S. GAAP allows capitalization of a parent company's interest expense to qualifying assets of a consolidated subsidiary provided that the subsidiary used the funds to acquire qualifying assets for its operations. In 2001, the qualifying assets were IMM's internet assets and IM3's cellular assets. For the year ended December 31, 2002, the amount of difference is Rp.
97.9 billion and Rp.53.4 billion higher net income under U.S. GAAP.

  Pension plan

   We have adopted SAK 24 as our accounting method for pensions; it is substantially consistent with the requirements of U.S. GAAP. Under U.S. GAAP, starting from January 1, 1991, the accounting for these benefits is governed by SFAS No. 87, "Employers' Accounting for Pensions". In computing net periodic pension cost, used the transition obligation calculated as of January 1, 1995 and 1991 for Indonesian GAAP and U.S. GAAP purposes, respectively. The amount of differences are Rp. 161 million, Rp. 153 million, and Rp. 191 million higher net income under U.S. GAAP for 2000, 2001, and 2002 respectively.

  Post retirement benefits

   Under Indonesian GAAP, there are no strict requirements for the recognition of an employer's liability for healthcare plan granted to employees for the period subsequent to retirement. We account for these benefits as an expense at the time they are claimed. Under U.S. GAAP, we account for these benefits over the estimated service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, "Employers' Accounting for Post retirement Benefits Other than Pensions". The amount of differences are Rp. 8.8 billion, Rp. 8.8 billion, and Rp. 8.6 billion lower net income under U.S. GAAP for 2000, 2001, and 2002, respectively.

  Landrights

   In Indonesia, except for ownership rights ("Hak Milik") granted to individuals, the title to land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through landrights, whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. We expect that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. However, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

   Under Indonesian GAAP, expenses associated with the acquisition of the government permit to use the land should be amortized over the period the holder is expected to retain the landrights which, in our case, is an initial period ranging from approximately 20 to 30 years, while under U.S. GAAP, all costs to acquire the landrights should be amortized over the period the holder is expected to retain the landrights. As a result of the above difference, when landright is sold, the gain/loss from the disposal of land will be different under Indonesian GAAP and U.S. GAAP. The amount of differences are Rp. 2.8 billion, Rp. 3.8 billion, and Rp. 8.7 billion lower net income under U.S. GAAP for, 2000, 2001, and 2002, respectively.

  Revenue recognition

   Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Under U.S. GAAP, in accordance with the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition", revenue from service connections should be deferred and recognized over the expected term of the customer relationship. The amount of differences are Rp. 43.3 billion and Rp.38.8 billion lower net income under U.S. GAAP for 2001 and 2002.

  Goodwill

   Under Indonesian GAAP, goodwill is amortized using the straight-line method over five years.

   Under U.S. GAAP, starting with fiscal year beginning after December 15, 2001, goodwill is not amortized but is subject to an annual impairment test under SFAS No.142, "Goodwill and Other Intangible Assets". Prior to 2002, the goodwill arising from the acquisition of Bimagraha (see Note 4) had been amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with SFAS No. 142.

  Intangible Assets

   Under Indonesian GAAP, intangible assets acquired in a business combination are not recognized separately from goodwill. Under U.S. GAAP, intangible assets that meet the new criteria for recognition apart from goodwill under SFAS No. 142 should be reported separately from goodwill. Our intangible assets with definite lives acquired from the acquisition of Satelindo in 2002 are amortized and subject to impairment test under SFAS No. 144.

  Equity in net loss of associated companies

   This represents the effect of the difference between Indonesian and U.S. GAAP in the investees' accounting for stock issuance costs and foreign exchange differential on obligation relating to property under construction. The amount of difference is Rp. 9.1 billion lower net income under U.S. GAAP 2000. There are no differences in 2001 and 2002.

Item 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

   In accordance with Indonesian law, Indosat has a Board of Commissioners and a Board of Directors. The two Boards are separate, and no individual may be a member of both Boards.

  Board of Commissioners

   The Board of Commissioners consists of nine members, one of whom is the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders' resolutions at a general meeting of shareholders. In accordance with Bapepam Regulation No. SE-003/PM/05/2000 dated May 5, 2000 and JSX Rule No. Kep. 315/BEJ/06/2000 dated July 1, 2000, as amended by JSX Rule No. Kep. 339/BEJ/07/2000 dated July 20, 2001, which requires that at least 30% of the members of the Board of Commissioners must be independent, the Extraordinary General Meeting of Shareholders on December 27, 2002 has designated three commissioners as Independent Commissioners: Achmad Rivai, Soebagijo Soemodihardjo and Lim Ah Doo.

   The current members of Indosat's Board of Commissioners are as follows:

                                                Current Position(s) with Indosat;
         Name           Age                Other Positions with Institutions; Education
         ----           ---                --------------------------------------------
Peter Seah Lim Huat.... 56  Chairman of the Board of Commissioners of Indosat since December 2002;
                            Currently President & Chief Executive of Singapore Technologies Pte Ltd;
                            President/Chairman (Management Committee) of Overseas Union Bank
                            Limited from 1999-2001;
                            Vice Chairman and Chief Executive/Chairman (Management Committee)
                            of Overseas Union Bank Limited in 2001;
                            Executive Director & Chief Executive of International Bank of Singapore
                            Limited from 1985-1991;
                            Citibank N.A. from 1969-1977;
                            Assistant Vice President of World Corporate Division in 1977;
                            Bachelor of Business Administration, 2ND Class (Honours), University of
                            Singapore in 1968.

Achmad Rivai........... 53  Commissioner of Indosat since 2000;
                            Appointed as Independent Commissioner of Indosat and Chairman of the
                            Audit Committee in 2001;
                            Executive Vice President, Operations and Engineering of Indosat from
                            1996-2000;
                            Vice President, International Telecommunications of Satelindo from 1993-
                            1996;
                            General Manager, Technical Operation of Indosat from 1991-1992;
                            General Manager, Operations for Indosat from 1988-1991;
                            General Manager, Procurement and Development for Indosat from 1987-
                            1988;
                            Degree in Electrical Engineering, Bandung Institute of Technology in 1975.

Soebagijo Soemodihardjo 62  Commissioner of Indosat since 2000;
                            Appointed as Independent Commissioner of Indosat since December 2001;
                            Chairman of Research and Development Agency, the Ministry of
                            Communications from 1993-2000;
                            Head of the Legal and International Cooperation Bureau, the Ministry of
                            Communications from 1985-1993;
                            President Commissioner of P.T. Pelindo III from 1992-1998;
                            Member of Supervisory Board of Perumka from 1992-1995;
                            Commissioner of P.T. Varuna Tirta Prakarsya (Persero) from 1987-1996;
                            Master of Science, University of Indonesia in 1997;
                            Degree in Law, 17 Agustus University (UNTAG) in 1973;
                            Degree in Public Administration, the Graduate School of Administration,
                            STIA-LAN RI in 1969.

Lim Ah Doo............. 53  Commissioner of Indosat since December 2002;
                            Appointed as Independent Commissioner of Indosat in 2002;
                            Director & Chairman Audit Committee, GP Industries Ltd;
                            Director and Chairman Audit Committee, Sunlight Group Ltd;
                            Chairman of Singapore Merchant Bankers Association from 1993-1995;
                            Director of the Institute of Banking and Finance from 1993-1995;
                            Chairman and Managing Director of Deutsche Morgan Grenfell (Asia) Ltd
                            from 1977-1995;
                            Sub-Committee Member--Economic Planning Committee, Ministry of
                            Trade and Industry from 1977-1995;

                                        Current Position(s) with Indosat;
      Name       Age               Other Positions with Institutions; Education
      ----       ---               --------------------------------------------
                     Bachelor of Science in Engineering (Honours), Queen Mary College,
                     University of London in 1971.

Lee Theng Kiat.. 49  Commissioner of Indosat since December 2002;
                     President and Chief Executive Officer of Singapore Technologies
                     Telemedia Pte. Ltd since 1995;
                     Director of Legal/Strategic Investment of Singapore Technologies Ventures
                     from 1992-1995;
                     Director of Legal of Singapore Technologies Holding from 1990-1992;
                     Director of Legal of Singapore Technologies Industrial Corporation from
                     1985-1989;
                     Bachelor of Law, 2nd Class Lower (Honours), University of Singapore
                     from 1972-1976.

Sio Tat Hiang... 55  Commissioner of Indosat since December 2002;
                     Currently Executive Vice President of Singapore Technologies Telemedia;
                     Group Treasurer/Director of Strategic Investment, Singapore Technologies
                     Pte Ltd from 1993-1997;
                     Vice President of Corporate Finance, Singapore Technologies Holdings
                     from 1991-1993;
                     Director of Sun Hung Kai Securities Pte Ltd from 1989-1991;
                     Vice President/Head-Domestic Money Market of OCBC Bank from 1987-
                     1989;
                     Senior Executive Program, London Business School in 1986;
                     Bachelor of Business Administration (Honours), University of Singapore in
                     1970.

Sum Soon Lim.... 59  Commissioner of Indosat since December 2002;
                     Director of Chartered Semiconductor Manufacturing Ltd;
                     Director of CapitaLand Ltd;
                     Director of Singapore Technologies Telemedia Pte. Ltd;
                     Director of Green Dot Capital Pte. Ltd;
                     Director of Vertex Ventures Holdings Ltd;
                     Director of Singapore Health Service Pte. Ltd;
                     Corporate Advisor to Singapore Technologies Pte Ltd from;
                     Security Industry Council;
                     Bachelor of Production Engineering, University of Nottingham UK.

Roes Aryawidjaya 51  Commissioner of Indosat since December 2002;
                     Deputy of State Minister of State Company (BUMN), Department of
                     Mining, Strategic Industry, Telecommunication and Energy from 2000 to present; and
                     Secretary to Governmental Commissioners Board for Government (DKPP)
                     from 2000-present;
                     Head of Planning Bureau, DPE Secretariat General from 1999-2000;
                     Head of Sub-directorate for Exploration and Production of Geo Thermal from 1994-1999;
                     Head of Sub-directorate for Transportation and Purifying Process of Geo
                     Thermal from 1990-1991;
                     MSc. Petroleum Economics, University of New South Wales, Australia;
                     Degree in Petroleum Engineering, ITB, 1977.

                                Current Position(s) with Indosat;
   Name    Age             Other Positions with Institutions; Education
   ----    ---             --------------------------------------------
Umar Rusdi 56  Commissioner of Indosat since December 2002;
               Secretary General of the Department of Transportation from 2000-2001;
               Chairman of Research and Development Technology, Department of
               Transportation from 2000-2001;
               President Commissioner of Pelindo I from 1994-1998;
               Member of Supervisory Board for Pelindo I from 1991-1994;
               Head of Logistics Bureau from 1989-2000;
               Degree in Economics, Unversitas Islam Indonesia, Yogyakarta in 1969.

   In accordance with the terms of the Shareholders Agreement, dated December 15, 2002, between the Government (acting through the Ministry of State-Owned Enterprises) and ICL (described further under "Major Shareholders and Related Party Transactions-Major Shareholders"), Peter Seah Lim Huat, Lim Ah Doo, Lee Theng Kiat, Sio Tat Hiang and Sum Soon Lim were elected to the Board of Commissioners pursuant to nominations by ICL. The remaining commissioners have been elected pursuant to nominations by the Government.

   The term of each of the Commissioners concludes at the close of the third annual general meeting of shareholders after the date of his appointment. A Commissioner may be removed prior to the expiration of his term of office at a general meeting of the shareholders if he is considered incapable of performing his tasks. A member of the Board of Commissioners may not assume a concurrent position which may cause a conflict of interest with our interests, directly or indirectly, without the approval of the shareholders at a general meeting. The Commissioners' business address is Jl. Medan Merdeka Barat 21, Jakarta, 10110.

  Board of Directors

   Indosat is managed by a Board of Directors under the supervision of the Board of Commissioners. The Board of Directors consists of one President Director, one Vice President Director and five Directors. The members of the Board of Directors are elected and dismissed by shareholders' resolutions at a general meeting of shareholders.

   Until Indosat's annual general meeting of shareholders on June 26, 2003, the members of Indosat's Board of Directors were as follows:

                                     Current Position(s) with Indosat;
    Name      Age               Other Positions with Institutions; Education
    ----      ---               --------------------------------------------
Widya Purnama 48  President Director of Indosat since June 2002;
                  President Director EDI from 1995-June 2002;
                  Member of Board of EDIFACT Asia in 1995;
                  MBA in Technology, ITB in 1992;
                  Degree in Electrical Engineering, ITS in 1983.

Ng Eng Ho.... 48  Vice President Director of Indosat since December 2002;
                  Managing Director of Keppel T&T from 1990-2002;
                  Chief Signal Officer in 1990; Singapore Armed Forces (Signals Corp) from
                  1978-1990;
                  Bachelor of Science, Telecomm System Engineering (Honours);
                  Royal Military College of Science, UK.

Junino Jahja. 43  Director of Multimedia, Data Communication & Internet since April 2003;
                  Director of Finance, June 2002-April 2003
                  Head of West Regional Division of Indosat from 2000-2001;
                  Head of Internal Audit of Indosat from 1999-2000;
                  President Director P.T. Kalimaya Perkasa Finance from 1997-2000;

                                                Current Position(s) with Indosat;
          Name            Age              Other Positions with Institutions; Education
          ----            ---              --------------------------------------------
                              Director of Cambodia Telecommunication Corp., from 1995-2000;
                              MBA, University of Exeter England in 1998;
                              MBA, University of Southern California, USA in 1992;
                              Degree in Accounting, Universitas Indonesia in 1985.

Wityasmoro Sih Handayanto 45  Director of Network Infrastructure since April 2003;
                              Director of Corporate Development since June 2002;

                              General Manager for Business Development of Indosat from 2000-2002;
                              Commissioner of P.T. Aplikasi Lintasarta from 2001-2002;
                              Commissioner of Cambodia Telecommunication Corp. from 2000-2002;
                              Director of Trade and Development P.T. Aplikanusa Lintasarta from
                              1994-2000;

                              Director of P.T. Sisindosat from 1992-1993;
                              MBA, IPMI in 1989;
                              Degree in Electrical Engineering, ITB in 1982.

Hasnul Suhaimi........... 45  Director of Cellular Marketing since April 2003;
                              Director Sales and Marketing from June 2002-April 2003;
                              President Director of P.T. Indosat Multimedia Mobile from 2001-2002;
                              Director of Commerce of P.T. Telkomsel from 1998-2000;
                              Director of Commerce of P.T. Indosel from 1997-1998;
                              General Manager of Sales of P.T. Indosat from 1996-1997;
                              General Manager of Marketing of P.T. Indosat from 1995-1996;
                              MBA, University of Hawaii in 1992;
                              Degree in Electrical Engineering, ITB in 1981.

Emil Soedarmo............ 44  Director of Fixed Telecommunication since April 2003;
                              Director of Operations and Engineering from June 2002-April 2003;
                              Director of Production and Operation of P.T. CTPI from 2000-2002;
                              General Manager, Information Systems, Indosat from 1999-2000;
                              Director of Operations of P.T. Sisindosat from 1994-1997;
                              MBA, IPMI in 1992;
                              Degree in Industrial Engineering, ITB in 1982.

Joseph Chan Lam Seng..... 44  Director of Network Integration since April 2003;
                              Director since December 2002;
                              Assistant Vice President, Switching & NGN Systems, StarHub Pte Ltd
                              from 1998-2002;
                              Vice President of Special Projects of Singapore Technologies Telemedia
                              Pte Ltd in 1998;
                              Deputy General Manager of Chartered Systems & Networks from 1992-
                              1998;
                              Senior Manager of Gemplus Technologies Asia from 1991-1992;
                              Manager Engineering Project Division of Chartered Electronic Industries
                              from 1985-1991;
                              Senior Engineer-Micro Electronics Division of Chartered Electronics
                              Industries from 1985-1991;
                              System Engineer, Sime Darby Systems from 1983-1985;
                              Bachelor of Electrical Engineering, University of Singapore from 1972-
                              1976.

Nicholas Tan Kok Peng.... 44  Director of Finance since April 2003;
                              Director since December 2002;
                              Vice President of Finance of StarHub Pte Ltd since 2002;

                                            Current Position(s) with Indosat;
        Name         Age               Other Positions with Institutions; Education
        ----         ---               --------------------------------------------
                         Director of Finance of Singapore Technologies Telemedia Pte. Ltd. from
                         2001-2002;
                         Financial Controller-South East Asia of Becton Dickinson Medical
                         Singapore Pte Ltd from 1997-2001;
                         Financial Controller-South East Asia of Becton Dickinson Medical Product
                         Pte Ltd from 1994-1997;
                         Manager of Tax & Treasury, Manager of Planning & Reporting, Manager
                         of Management Accounting Section and Senior Management Account of
                         Hewlett Packard Singapore Pte Ltd from 1987-1994;
                         Corporate Internal Auditor of Texas Instruments Singapore in 1987;
                         Senior Management Accountant, Senior General Account, General Account
                         and Associate Accountant of Hewlett Packard Singapore Pte Ltd from
                         1982-1987;
                         Bachelor of Accounting, University of Singapore in 1982.

Raymond Tan Kim Meng 48  Director of Business Development since April 2003;
                         Director since December 2002;
                         Managing Director of SingTel Account (Nokia) in 2002;
                         President of Worldwide Sales & Service, Singapore, Thailand, Brunei and
                         Vietnam, and President of Service Provider Networks, Singapore and
                         Brunei for Lucent Technologies from 1998-2001;
                         Regional General Manager of Northern Telecom Singapore, Singapore,
                         Thailand & Indochina from 1993-1998;
                         Managing Director of Shinawatra Data Com, Thailand from 1990-1993;
                         Marketing Director of Value Added Network Services, Singapore
                         Telecomm International from 1988-1990;
                         Department Manager of M&E Services, Marketing Executive-Value Added
                         Network Service, Engineer-Packet Switched Services of Singapore
                         Telecoms from 1979-1988;
                         Bachelor of Electrical Engineering (Honours), University of Singapore in
                         1979.

   At the annual general meeting of shareholders held on June 26, 2003, Emil Soedarmo, Junino Jahja, Joseph Chan Lam Seng and Raymond Tan Kim Meng retired from the Board of Directors, and the following directors were appointed with immediate effect:

                                      Current Position(s) with Indosat;
     Name      Age               Other Positions with Institutions; Education
     ----      ---               --------------------------------------------
Wahyu Wijayadi 46  Director of Fixed Telecommunication & MIDI, since June 2003;
                   General Manager, Jakarta Regional from 2002 - 2003;
                   Commissioner - IM3 from 2002 - now;
                   Commissioner - Satelindo from 2001 - now;
                   President Commissioner - Satelindo from 2001 - 2002;
                   General Manager, Corporate Secretary from 2000 - 2002;
                   President Commissioner - Telkomsel from 2000 - 2001;
                   General Manager, Strategic Development Division in 2000;
                   Operations & Production Director, PT Cipta Televisi Pendidikan Indonesia
                   from 1997 - 2000;
                   General Manager, Business Development I Division in 1996;
                   Master of Business Administration, IPMI Jakarta in 1989;
                   Degree in Electrical Engineering, ITB in 1982.


                               Current Position(s) with Indosat;
  Name    Age             Other Positions with Institutions; Education
  ----    ---             --------------------------------------------
Sutrisman 52  Director of Corporate Services since June 2003;
              General Manager of Human Resource Development and Administration of
              PT Indosat in 2003;
              President Director of MGTI from 1999 - 2003;
              Commissioner of MGTI from 1998 - 1999;
              Commissioner of Patrakomindo from 1997 - 1999;
              General Manager of Carrier Relations of PT Indosat from 1995 - 1999;
              Degree of Law, University of Indonesia in 1975.

   In accordance with the terms of the Shareholders Agreement, dated December 15, 2002, between the Government (acting through the Ministry of State-Owned Enterprises) and ICL (described further under "Major Shareholders and Related Party Transactions-Major Shareholders"), Ng Eng Ho, Joseph Chan Lam Seng, Nicholas Tan Kok Peng and Raymond Tan Kim Meng were elected to the Board of Directors pursuant to nominations by ICL. The remaining directors have been elected pursuant to nominations by the Government.

   The Directors' terms of appointment end at the close of the fifth annual general meeting after the date of their appointment. At a general meeting of shareholders, the shareholders may remove any Director before the expiration of his term of office if he is considered incapable of performing his tasks. A Director's term of office will automatically terminate upon, bankruptcy or resignation. Within 30 days of a vacancy on the Board of Directors, a general meeting of shareholders must be convened to fill the vacancy. A member of the Board of Directors may not assume a concurrent position, which may cause a conflict of interest, with the interests of Indosat without the approval of the Board of Commissioners and notification to a general meeting of shareholders. Should the President Director want to assume a concurrent position of this type, the approval of a general meeting of shareholders is also required. The business address of the Board of Directors is Jl. Medan Merdeka Barat 21, Jakarta, 10110.

   None of our Commissioners or Directors has a service contract with us, nor are any such contracts proposed. There is no family relationship among any of the Commissioners and Directors listed above.

  Compensation of Commissioners and Directors

   For their services, Commissioners and Directors are entitled to remuneration, which is determined by the Annual General Meeting of Shareholders.

   For the period January to June 2002, the total amount of remuneration paid in the form of salaries, bonuses and other benefits to Commissioners and Directors was Rp 6.3 billion. The Extraordinary General Meeting of Shareholders on June 20, 2002 changed the composition of the Board of Commissioners and the Board of Directors. In relation to that, the Company provided retirement benefits amounting to Rp 2.1 billion and recognized retention expenses amounting to Rp 7.0 billion. For the period January to June 2002, the Directors were Hari Kartana, Habimono Koesoebjono, Garuda Sugardo, Guntur Siregar and
Budi Prasetyo, while the Commissioners were Wisnu Askari Marantika, Achmad Rivai, Soebagijo Soemodihardjo, Abdul Anshari Ritonga and Muwardi P. Simatupang.

   For the period July to December 2002, the total amount of remuneration paid in the form of salaries and other benefits to Commissioners and Directors was Rp 5.5 billion. On December 27, 2002, the Extraordinary General Meeting of Shareholders retired several Commissioners and increased the members of the Board of Commissioners and Board of Directors. In relation to that, the Company provided retirement benefits amounting to Rp 0.3 billion and recognized retention expenses amounting to Rp 0.9 billion.

   The Directors for the period of July to December 27, 2002 were Widya Purnama, Wityasmoro Sih Handayanto, Junino Jahja, Hasnul Suhaimi, and Emil Soedarmo whereas the Commissioners comprised of Wisnu

Askari Marantika, Achmad Rivai, Soebagijo Soemodihardjo, Hari Kartana, Abdul Anshari Ritonga and Mahmuddin Yasin. The incoming Directors, Ng Eng Ho, Nicholas Tan Kok Peng, Joseph Chan Lam Seng, Raymond Tan Kim Meng; and the incoming Commissioners, Roes Arya Widjaja, Umar Roesdi, Peter Seah Lim Huat, Lee Theng Kiat, Lim Ah Doo, Sio Tat Hiang, Sum Soon Lim, all of whom were appointed by the Extraordinary General Meeting of Shareholders on December 27, 2002, will start receiving their remuneration in fiscal year 2003.

   Payment of bonuses to the Commissioners and the Directors is determined at the annual general meeting of shareholders and is based on the recommendation of the Board of Directors. Incentives are paid semi-annually and generally represent approximately 18.5% of the yearly salary. Incentives are based on achievement of performance targets set by the Board of Directors and are approved by the shareholders at the annual general meeting of shareholders.

  Board practices

   The principal functions of the Board of Commissioners are to supervise the Board of Directors, review our development plan, and monitor the performance of our work plan, budget, the implementation of our Articles of Association and resolutions of the shareholders' general meeting. In carrying out its supervisory activities, the Board of Commissioners represents the interests of the shareholders and is accountable to the shareholders in their general meeting.

   Meetings of the Board of Commissioners must be held at least once every three months. A meeting of the Board of Commissioners may be convened at any time when deemed necessary by the President Commissioner or when requested by at least one third of the total members of the Board of Commissioners. A meeting of the Commissioners is lawful and entitled to make lawful and binding decisions only if a majority of the Commissioners are present or represented. At any meeting each Commissioner is entitled to one vote and, in addition, may make one vote for each Commissioner he is representing. A Commissioner may be represented at a meeting of the Commissioners only by another Commissioner appointed pursuant to a power of attorney. Except as otherwise provided in the Articles of Association, resolutions of the Board of Commissioners must be adopted by deliberation and consensus. If no agreement is reached by deliberation and consensus, resolutions must be passed by a majority of the Commissioners holding office. In the event of a tie vote, the proposal is deemed rejected unless the matter concerns an individual, in which case the President Commissioner may decide the matter. The Board of Commissioners may adopt lawful and binding decisions without convening a meeting of the Commissioners if all of the members of the Board of Commissioners approve the decision in writing.

   The Board of Directors is generally responsible for managing our business in accordance with all applicable laws, the Articles of Association and the policies and directives issued by the general meeting of shareholders and the Board of Commissioners. The President Director alone shall have the authority to represent and act on behalf of the Board of Directors and Indosat. If the President Director is absent or disabled, one of the Directors designated by the President Director or the Board of Commissioners or, in the absence of such a designation, the Director who holds the longest term as a member of the Board of Directors, shall have authority to represent and act on behalf of the Board of Directors and Indosat. The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: purchasing and/or selling shares of other companies; disposing or selling fixed assets in excess of an amount determined by the Board of Commissioners; entering into a license agreement or co-operation, management or similar agreement with other enterprises or parties for a period of more than one year; determining to cease collecting and to write off credits from the books; binding us as guarantor with financial consequences in excess of an amount determined by the Board of Commissioners; and accepting or granting medium/long-term loans and accepting non-operational short-term loans in excess of an amount stipulated in our Work Plan and Budget and approved by the Board of Commissioners. In addition, transactions involving capital participation or disposals of capital participation by us in other enterprises involving 10% or more of our revenues or 20% or more of stockholders' equity or such other amount as specified in Indonesian capital market regulations must be authorized by the shareholders at the general meeting of shareholders.

   Meetings of the Board of Directors are convened when called by the President Director or when requested by more than one-third of the total members of the Board of Directors.

   A meeting of the Directors is valid and entitled to adopt binding decisions only if a majority of the Directors holding office are present or represented, subject to the provisions regarding conflicts of interest. A Director may be represented at a meeting of the Directors only by another Director appointed pursuant to a power of attorney issued for that particular purpose. At any meeting of Directors each Director is entitled to one vote and, in addition, one vote for each other Director he is representing. Resolutions of the Board of Directors must be passed by a majority vote, and, in event of a tie vote, the President Director has a deciding vote. The Board of Directors may adopt valid and binding resolutions without convening a meeting of the Directors if all of the Directors approve and sign the resolutions in writing.

   Individual Directors are charged with specific responsibilities. In the event that a vacancy occurs in the Board of Directors, so long as the position remains vacant, one of the other Directors will be nominated by the Board of Commissioners to perform the work of the absentee Director. If, for any reason, we cease to have any Directors, the Board of Commissioners is to assume the ongoing obligations of the Board of Directors and must convene a general meeting of shareholders to elect a new Board of Directors within at least 30 days.

   The Articles of Association provide that if there is a conflict between Indosat's interests and those of a Director, then with the approval of the Board of Commissioners, Indosat shall be represented by another member of the Board of Directors. If all Directors have a conflict, Indosat shall be represented by the Board of Commissioners or one Commissioner designated by the Board of Commissioners. If all the Board of Commissioners has a conflict, the shareholders, pursuant to a general meeting, may appoint one or more persons to represent Indosat.

  Audit Committee

   In accordance with JSX Regulation No. Kep-315/BEJ/06/2000 on the General Procedures of Equity Stock Listing in the Stock Exchange, dated June 30, 2000, we have formed an Independent Audit Committee, consisting of three persons and chaired by one of the Independent Commissioners. The duties of the Audit Committee include providing professional, independent advice to the Board of Commissioners and identifying matters that require the attention of the Board of Commissioners, including review of the following: our financial information (including financial reports and projections); the independence and objectivity of our public accountant; the adequacy of our public accountant's audits that all material risks have been considered; the effectiveness of our internal controls; and our compliance as a listed company with the prevailing capital markets regulations and other regulations related to our business. The members of our audit committee are Achmad Rivai (Chairman), Achmad Fuad Lubis and Wuryanto.

  Employees

   As of December 31, 2002, Indosat had 2,373 permanent employees, including 218 managerial-level employees (employees with the rank of manager or higher) and 2,155 non-managerial employees, compared to 142 managerial and 2,259 non-managerial employees, respectively, at December 31, 2001. Indosat's turnover rate for employees during 2002 was less than 0.25% per annum. As a result, employees have been with Indosat for an average of 12.25 years of service.

   As of December 31, 2002, on a consolidated basis, the Indosat group employed a total of approximately 5,983 employees, 87 of which were non-permanent employees. Of the total number of employees, 336 were Indosat employees who had been seconded to certain of our subsidiaries. Including these secondees, Satelindo, IM3, Lintasarta, IM2, and Sisindosat employed approximately 2,041, 817, 700, 238 and 149 employees, respectively, as of December 31, 2002.

   We provide numerous benefits to our employees, including a pension plan, medical benefits, income tax allowances and access to a cooperative established by the employees. While there are no restrictions on hiring, like all Indonesian companies, we are required to obtain the Ministry of Manpower's approval to lay-off ten or more employees in one month.

   On August 25, 1999, Indosat's employees established a union called the Serikat Pekerja Indosat ("SPI"). On February 13, 2001, Indosat's management and SPI signed the Collective Labor Agreement or Perjanjian Kerja Bersama ("PKB"). This agreement covers terms of employment, including working relations, working hours, payroll, employee development and competency, occupational safety and heath, employees' welfare, social allowances, employees' code of conduct and mechanisms for handling disputes. SPI is active and critical to Indosat's human relations policies. Currently, Indosat's management and representatives of the SPI are in the process of negotiating to amend the Collective Labor Agreement, which expires on February 13, 2004.

   Indosat's employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by Jiwasraya, a state-owned insurance company. In September 2000, Indosat insured 1,683 permanent employees with a fully-funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. Under Indonesian GAAP and U.S. GAAP, our pension liabilities are deemed to be fully-funded. (See Notes 2o, 25 and 41c to our audited consolidated financial statements contained elsewhere herein.)

   Indosat's employees have also established a cooperative, Koperasi Pegawai Indosat ("Kopindosat"). Kopindosat provides various benefits, such as housing, transportation, consumer loans, principally to Indosat's employees, and car, house and equipment rental, principally to Indosat. The management of Kopindosat is elected by Indosat's employees every three years at an annual members' meeting. Kopindosat and certain of its subsidiaries are under the supervision of Indosat's management. Kopindosat has a minority stake in some of Indosat's affiliates. Indosat has also temporarily seconded several of its employees to support Kopindosat and its subsidiaries in conducting their business, as well as to provide job training for those employees.

   Indosat's employees have also established an employee welfare foundation, Yayasan Kesejahteraan Karyawan Indosat ("Yakindosat"). Yakindosat was created to provide a fund to improve the welfare of Indosat's employees. Management personnel of Yakindosat are appointed by Indosat's management. Yakindosat and some of its subsidiaries are managed by and are under supervision of Indosat's management. Yakindosat has investments in some of Indosat's affiliates. Indosat has also temporarily seconded several of its employees to support Yakindosat's subsidiaries in conducting their business.

  Share ownership

   To our knowledge, as of June 23, 2003, apart from ICL, the Government and PT Jamsostek (Persero), there were no shareholders beneficially owning more than 5% of our outstanding Common Stock.

   The following table sets forth information as of June 23, 2003 regarding (i) persons known to us to more than 5% of our Common Stock (whether directly or beneficially through ADSs); and (ii) the total amount of any class of our Common Stock owned by individual members of the Board of Commissioners and the Board of Directors.

-----------------------------------------------------------------------------------------------------------
                             Identity of Person or
     Title of Class                  Group                  Amount owned             Percent of Class
-----------------------------------------------------------------------------------------------------------
        Series A                  Government                      1                        100%
        Series B            Indonesia Communication
                                 Limited (ICL)               434,250,000                  41.94%
        Series B                  Government                 155,324,999                    15%
        Series B            PT Jamsostek (Persero)           59,909,000                    5.78%
        Series B                 Achmad Rivai                     *                          *
        Series B                 Widya Purnama                    *                          *
        Series B                Hasnul Suhaimi                    *                          *
        Series B                 Emil Sudarmo                     *                          *
        Series B                Wahyu Wijayadi                    *                          *
        Series B                   Sutrisman                      *                          *

--------
*  Less than 1%

  Employee Stock Option Plan

   At the annual general meeting of shareholders held on June 26, 2003, the shareholders voted to approve a plan to issue 51,775,000 Indosat Series B shares, or approximately 5% of Indosat's issued and paid up capital immediately prior to that annual general meeting of shareholders, which will be allocated to our employees through an Employee Stock Option Plan. Permanent employees, directors and commissioners of Indosat and its consolidated subsidiaries will be eligible to receive options to purchase Indosat shares. Indosat's commissioners have been delegated authority to issue new shares in the amount and at such time in accordance the terms of the plan, the detailed terms of which are currently being finalized by Indosat. Options to purchase half of the shares to be issued under the plan will be allocated for distribution in 2003, commencing August 1, 2003, with a one-year vesting period and exercisable within one year commencing August 1, 2004 (the first phase), and the options to purchase the remaining half of such shares will be distributed in 2004, similarly with a one-year vesting period and exercisable within one year commencing August 1, 2005 (the second phase). For the first phase of the plan, the exercise price of the options will be the average closing price for Indosat's shares during a period of 25 consecutive days in the JSX regular market prior to the announcement of the June 26, 2003 annual general meeting of shareholders. The exercise price of the options for the second phase will be determined at the Indosat's general meeting of shareholders in 2004. Indosat will offer a ten percent discount from the exercise price of options issued under the plan.

Item 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

   Our major shareholders are ICL, the Government, acting through the Ministry of State-Owned Enterprises, and PT Jamsostek (Persero), which together own 62.72% of our Common Stock. In addition, the Government holds the Special Share and has special voting rights. As of June 23, 2003, aside from ICL, the Government and PT Jamsostek (Persero), there were no shareholders beneficially owning more than 5% of our outstanding Common Stock (see the table under "Directors, Senior Management and Employees--Share Ownership").

  The Government

   Prior to the Initial Public Offering in 1994, the Government owned 100% of our outstanding Common Stock. As of the beginning of 2002, the Government owned 65% of our outstanding Common Stock. By virtue of its Common Stock ownership, the Government had retained control over us and had the power to elect all of our Board of Commissioners and our Board of Directors and to determine the outcome of substantially all actions requiring the approval of the shareholders. In addition, through pension plans, insurance funds and other Indonesian investors owned or controlled, directly or indirectly, by the Government, had purchased shares of Common Stock in the Initial Public Offering.

   On May 17, 2002, the Government sold 8.1% of our outstanding Common Stock through an accelerated global tender, reducing the Government's shareholding to 56.9%. On December 20, 2002, the Government sold 41.94% of our outstanding Common Stock to ICL (described below), further reducing the Government's shareholding to 15.0%. However, aside from our Common Stock, our capital structure also includes a special share, the Series A Share (see "Additional Information-Description of Articles of Association and Capital Stock"), and the Government retains a significant degree of control of this through the Special Share.

   As the holder of the Special Share, the Government has special voting rights. The material rights and restrictions which are applicable to the Common Stock are also applicable to the Special Share, except that the Government may not transfer the Special Share and it has veto rights with respect to: (i) election and removal of Directors; (ii) election and removal of Commissioners;
(iii) mergers, consolidations and acquisitions of Indosat; and (iv) amendments to the Articles of Association, including to the purposes and objectives of Indosat and increases in our share capital without pre-emptive rights. The above veto rights are limited by the Shareholders Agreement between the Government and ICL described below to the extent that the Government has agreed to vote all of its shares in accordance with the written instructions of ICL on the above matters for a period of one calendar year from effectiveness of the sale of ICL.

  ICL

   On December 15, 2002, ICL, a wholly-owned subsidiary of STT Communications Limited, entered into a Share Purchase Agreement (the "Share Purchase Agreement") and a Shareholders Agreement (the "Shareholders Agreement") with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as a shareholder of Indosat. STT Communications Limited is 99% owned by Singapore Technologies Telemedia Pte Ltd, which is part of the Singapore Technologies group and indirectly owned by Temasek Holdings (Private) Limited, an investment arm of the Singapore government. Pursuant to the Share Purchase Agreement, the Government agreed to sell, and ICL agreed to purchase, 434,250,000 Series B Shares representing 41.94% of the total outstanding Series B Shares. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002, at which time the Shareholders Agreement became effective. After consummation of this sale and purchase, the Government held 155,324,999 Series B Shares, representing 15.0% of the total outstanding Series B Shares. The aggregate purchase price for the Series B Shares acquired by ICL pursuant to the Share Purchase Agreement was Rp.5,623,537,500,000 (approximately US$627.4 million).

   Under the Shareholders Agreement, the Government and ICL have agreed to vote their respective shares and procure that their respective nominated directors vote and take all other action necessary in order to give effect to the provisions of the Shareholders Agreement. The Government has agreed with ICL to discuss how it will vote on resolutions at a shareholders meeting relating to certain matters set out in the Shareholders Agreement if requested by ICL. The Government has also agreed to vote all of its shares in accordance with ICL's written instructions on certain matters set out in the Shareholders Agreement for a period of one year from December 20, 2002.

   Under the Shareholders Agreement, each of the Government and ICL must vote its shares and take all other action necessary or required to elect to the Board of Commissioners. They have agreed to elect (i) the required number of commissioners nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government's holding of Series B Shares was reduced beyond a certain number (the "Residual Shares") but the Government remained the holder of the Series A Share. The Government and ICL must also vote its shares and take all other action necessary or required to elect to the Board of Directors including (i) the required number of directors nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government's holding of Series B Shares was reduced to less than the Residual Shares. There are also certain quorum requirements set out in the Shareholders Agreement.

   ICL is restricted under the Shareholders Agreement from transferring any Series B shares which it acquired from the Government for a period of three years from the purchase of the shares, i.e. until December 20, 2005, subject to certain exceptions. Under the Shareholders Agreement, the Government shall not transfer any Residual Shares for a period of one year from the purchase of the shares, i.e., until December 20, 2003, other than to ICL and to certain affiliates. The Shareholders Agreement will terminate on December 31, 2005 (or earlier in limited circumstances).

   The Government's sale to ICL has triggered several demonstrations and protests, including a class action suit lodged by an Indonesian non-governmental organization. The class action suit apparently has the support of a number of prominent political parties and figures of Indonesia. The class action alleges that proper government and parliamentary approvals, as required by the Indonesian constitution, were not obtained for the sale. A Jakarta district court is currently hearing the class action suit. There are only limited precedents with respect to class action suits in Indonesia, and we are unable to assess the validity of the plaintiffs' claims. As a result, the outcome of the case is uncertain.

   The descriptions of the Share Purchase Agreement and the Shareholders Agreement contained herein are qualified in their entirety by reference to such documents, which are incorporated as exhibits hereto by reference to the
Schedule 13D filed jointly by Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Indonesia Communications Limited with the Securities and Exchange Commission on January 29, 2003.

PT Jamsostek (Persero)

   PT Jamsostek (Persero) is a state-owned company which manages provident fund for employees of the private companies. Prior to May 2002, PT Jamsostek (Persero) owned less than 1% of our outstanding Common Stock. Starting from May 2002, PT Jamsostek (Persero) owned 48,906,500 shares of our Common Stock hence increasing its ownership to 4.72%. As of June 23, 2003 PT Jamsostek (Persero) owned 59,909,000 Series B Shares representing an ownership of 5.78%. It does not have any special rights nor representative in our Board of Commissioners or Board of Directors.

Related Party Transactions

   Indosat is a party to certain agreements and engages in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government. See Note 26 to our consolidated financial statements contained elsewhere herein. The most significant of these transactions include interconnection agreements and account receivables with and in Telkom, cash and cash equivalents in the amount of Rp. 1,985.5 billion deposited in state-owned banks. We are a party to various on-lending agreements with the Government. We also pay 1% of government fees to the MoC with respect to our operations. In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers. The transactions in 2001 to eliminate Indosat's and Telkom's cross-ownership in certain subsidiaries were also considered related party transactions, as both Indosat and Telkom were under common control by the Government. Transactions between Indosat and our principal consolidated subsidiaries, Satelindo and Lintasarta, are also considered related party transactions.

Item 8:  FINANCIAL INFORMATION

Consolidated financial statement and other financial information

   See Item 17, "Financial Statements", for our audited consolidated financial statements filed as part of this annual report.

Legal proceedings

   To our knowledge, we are not party to any material legal proceedings and there are no material legal proceedings pending with respect to our properties. Currently we are in the appeals process (Judicial Review) in the Supreme Court with respect to a decision in a minor administrative lawsuit in favor of Primer Koperasi Karyawan Pariwisata, Seni dan Kebudayaan/Parsenibud (known as Primkopparpostel) in the State Court of Central Jakarta, regarding a foreign currency exchange transaction. However, we do not believe that this process will have a significant effect on our financial position or profitability. We are also the subject of a class action suit with respect to the sale of 41.94% of our shares by the Government to ICL. The outcome of this class action is uncertain. See "Major Shareholders and Related Party Transactions--Major Shareholders--ICL".

Dividend policy

   Holders of ADSs on the applicable record dates will be entitled to all dividends declared on the underlying shares of Common Stock. Dividends are declared by the shareholders at the annual general meeting upon the recommendation of our Board of Directors. At our 2001 annual general meeting of shareholders, the shareholders declared final cash dividends amounting to 35% of net income in 2000, and, at our 2002 annual general meeting of shareholders, the shareholders declared final cash dividends amounting to 40% of net income in 2001. Our next annual general meeting of shareholders is scheduled to be held on June 26, 2003. Even though Indosat's dividends have historically ranged from 30% to 50% of net income for the years 1995 to 2002, there is no guarantee that the Annual General Meeting of Shareholders on June 26, 2003 will approve and declare final cash dividends in the range of these three historical levels, due to our large capital expenditure plan in 2003. Dividends, if any, are subject to our earnings, capital requirements, financial condition and any other factors considered relevant by our shareholders. Any dividends will be paid in Rupiah with respect to shares of Common Stock. Dividends received by holders of ADSs will be paid in dollars, net of conversion expenses of The Bank of New York, as depositary for our ADSs. Dividends received by a Non-Indonesian Holder (as defined herein) of shares of Common Stock or ADSs will be subject to Indonesian withholding taxes. See "Additional Information--Taxation--Indonesian Taxation".

Item 9:  THE OFFER AND LISTING

  Offer and listing details

   The table below sets forth, for the periods indicated, the reported high and low quoted prices for the Common Stock on the JSX:

                       -----------------------------------
                                           Price per Share
                                           ---------------
                       Period (in Rupiah)   High    Low
                       -----------------------------------
                       Calendar Year
                       1998............... 18,950   4,550
                       1999............... 16,300   9,600
                       2000............... 18,750   6,500
                       2001............... 11,150   7,300
                       2002............... 13,350   6,400

                       Financial Quarter
                       First Quarter 2001. 10,700   7,850
                       Second Quarter 2001 10,650   7,750
                       Third Quarter 2001. 11,150   7,750
                       Fourth Quarter 2001  9,450   7,300
                       First Quarter 2002. 10,800   8,900
                       Second Quarter 2002 13,650  10,250
                       Third Quarter 2002. 11,000   8,300
                       Fourth Quarter 2002  9,300   6,400
                       First Quarter 2003.  8,800   7,250

                       Month
                       December 2002......  9,300   8,500
                       January 2003.......  8,800   7,350
                       February 2003......  8,050   7,250
                       March 2003.........  8,050   7,350
                       April 2003......... 13,650  10,250
                       May 2003...........  9,350   8,450
                       -----------------------------------

   On June 23, 2003, the closing price for a share of Common Stock was Rp. 9,050

   The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE.

                     --------------------------------------

                                           Price per ADS
                                         ------------------
                     Period                High      Low
                     --------------------------------------
                                              (in US$)
                     Calendar Year
                     1998............... 19 4/16  4 11/16
                     1999............... 24 10/16 10 6/16
                     2000............... 24 8/16  7 1/16
                     2001............... 11 5/16  6 13/16
                     2002............... 14 5/16  6 13/16

                     Financial Quarter
                     First Quarter 2001. 12 1/16  7 11/64
                     Second Quarter 2001 8 15/16  6 13/16
                     Third Quarter 2001. 11 5/16  7 29/32
                     Fourth Quarter 2001 8 27/32  7 5/16
                     First Quarter 2002. 10 3/4   8 33/64
                     Second Quarter 2002 14 13/64 10 44/125
                     Third Quarter 2002. 12 13/32 9 1/16
                     Fourth Quarter 2002 10 3/4   7 43/128
                     First Quarter 2003. 9 31/32  8 11/32

                     Month
                     December 2002...... 10 3/4   9 43/128
                     January 2003....... 9 31/32  8 23/64
                     February 2003...... 8 5/16   8 1/32
                     March 2003......... 8 15/16  8 13/32
                     April 2003......... 10 15/64 8 35/64
                     May 2003........... 11 17/64 9 61/64
                     --------------------------------------

   On June 23, 2003, the closing price for an ADS was US$11.11 on the NYSE.

  Markets

   Indosat's Common Stock is listed on the JSX and the SSX. The JSX is the principal non-U.S. trading market for Indosat's Common Stock. In addition, ADSs, each representing ten shares of Common Stock, are listed on the NYSE.

The Indonesian Securities Market

   Currently there are two principal stock exchanges in Indonesia. The primary market is the JSX, and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp. 268.4 trillion at year-end 2002, as compared to Rp. 229.2 trillion for the SSX. Total trading value on the JSX during 2002 was Rp. 120.7 trillion, compared with Rp. 11.1 trillion on the SSX.

Overview of the JSX

   There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m.

   Trading is divided into three market segments: the regular market, the negotiable market and the cash market. The regular market is the mechanism for trading stock in standard lots in a continuous auction market during exchange hours. With respect to the trading of stock (the round lots consist of 500 shares) for companies in banking sectors other than for non-banking and 5,000 shares for companies in the banking sector. The price movements for shares having prices ranging between Rp. 500 and less than Rp. 5,000 should be in multiples of Rp. 25, and each price movement should be no more than Rp. 250. The price movements for shares having prices of Rp. 5,000 and above, should be in multiples of Rp. 50, and each price movement should be no more than Rp. 500. Auctioning takes place according to price priority and time priority. Price priority gives priority to buying orders at a lower price or selling orders at a higher price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

   The negotiable market trading consists of (i) block trading (i.e., lots of 200,000 shares or more); (ii) odd lot trading with round lots of less than 500 shares or less than 5,000 shares for banking companies; (iii) crossing by an exchange member receiving buying and selling orders for the same number of shares at the same price; and (iv) foreign board trading in stocks where foreign ownership is 49% of listed shares. Odd lots may not be traded more than 5% above or below the latest price on the regular market. Odd lot dealers may set prices within a range of not more than 7% above or below the regular market price and must buy or sell stock directly to and from customers in crossing without charging commission. In the case of newly-listed or newly-traded shares which have yet to establish a market price, the price referred to is the initial public offering price.

   Transactions on the JSX regular market and negotiable market are required to be settled no later than the fourth trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, the Indonesian Clearing and Guarantee Corporation, or P.T. Kliring Penjaminan Efek Indonesia ("KPEI"), may perform the obligations or rights of the defaulting exchange member, by, for example, buying and/or selling shares in the cash market in order to settle the defaulted transaction. Any such action by P.T. KPEI does not eliminate the liabilities of the defaulting party, which effected the transaction. All cash market transactions must be reported to the JSX. An exchange member defaulting in settlement is liable to a fine of 0.25% for the first day and a fine thereafter of 0.5% of the transaction value payable to his counterpart in the transaction and shall also be issued a warning. Delay in payment of the fine is also subject to a penalty equal to 1% of the fine for each calendar day of delay.

   The JSX board of directors may cancel a transaction if proof exists of fraud, manipulation or the use of insider information. The JSX board of directors may also suspend trading if there are indications of bogus transactions or the jacking up of share prices, misleading information, the use of insider information, counterfeit securities or securities blocked from trading, or upon the occurrence of other important events that may affect investment decisions.

   Exchange members may charge a fee for their services based on an agreement with the clients up to a maximum of 1% of the transaction value. When conducting stock transactions on the JSX, exchange members are required to pay a transaction fee equal to the cumulative transaction value for each month of 0.04% of transaction for stocks and other registered securities (subject to a minimum fee of Rp. 250,000).

   Shareholders or their appointees may request the issuer or a Securities Administration Bureau appointed by the issuer, at any time during working hours, to register their shares in the issuer's Registry of Shareholders.

   The Indonesian capital markets are generally less liquid than those in countries with more developed capital markets. This illiquidity is especially pronounced for large blocks of securities. Also, prices in the Indonesian capital markets are typically more volatile than in such other markets. Accordingly, there can be no assurance that a holder of Common Stock will be able to dispose of Common Stock at the prices or at times at which such holder would be able to do so in more liquid markets or at all. Further, no assurance can be given that a holder of Common Stock will be able to dispose of Common Stock at or above such holder's purchase price.

Trading on the NYSE

   The Bank of New York serves as depositary (the "Depositary") with respect to the ADSs traded on the NYSE. Each ADS represents ten shares of Common Stock. As of December 31, 2002, 8,513,033 ADSs, representing 8,2% of our Common Stock, were outstanding in the United States and there were 82 registered owners of ADS.

Item 10:  ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

   As of December 31, 2002, the authorized capital of Indosat is Rp. 2,000,000,000,000, divided into 4,000,000,000 shares, consisting of the Special Share and 3,999,999,999 shares of Common Stock, each share of par value 500 Rupiah. Of the authorized capital, 1,035,500,000 shares, consisting of one Series A share and 1,035,499,999 Series B shares with a total nominal value of Rp. 517,750,000,000, were subscribed to and fully paid up in cash by:

   (a) the Republic of Indonesia, one Series A share and 155,324,999 Series B shares with a total nominal value of Rp.77,662,499,500;

   (b) Indonesia Communications Limited, 434,250,000 Series B shares with a total value of Rp. 217,125,000,000; and

   (c) the public, 445,925,000 Series B shares with a total nominal value of Rp. 222,962,500,000.

  Common stock

   The following is a summary of the material rights and restrictions related to the Common Stock of Indosat based upon applicable provisions of Indonesian law and provisions of Indosat's Articles of Association (the "Articles"), which were most recently amended on December 27, 2002 and approved by the Minister of Justice on March 21, 2003. This description does not purport to be complete and is qualified by reference to the Articles and the laws of Indonesia relating to companies.

   All of the shares of Common Stock are registered shares and are issued in the name of the owner of the Common Stock registered in the register of shareholders of Indosat. The Directors keep a register of shareholders of Indosat, and Indosat must treat the person whose name is entered in such register of shareholders as the only person entitled to exercise any rights conferred by law with respect to such Common Stock.

   All transfers of Common Stock must be evidenced by an instrument of transfer signed by or on behalf of the transferor and by or on behalf of the transferee or based on other letters, which give satisfactory evidence of such transfer in the opinion of the Directors. Transfers of Common Stock take effect only after the transfer is registered in the register of shareholders. The transferor of any Common Stock will be treated as the owner of such Common Stock until the name of the transferee has been entered in the register of shareholders.

   The holders of Common Stock are entitled to pre-emptive rights if Indosat issues Common Stock, convertible bonds, warrants or similar securities. Such pre-emptive rights may be transferred or assigned to third parties subject to the restrictions set forth in the stipulations in the Articles and Indonesian law. Any rights issued shall be first approved by Indosat's general meeting of shareholders and an announcement of such a plan shall be made by the Board of Directors in two daily newspapers (one in the English language and one in the Indonesian language). If the holders of Common Stock do not exercise their pre-emptive rights within the period fixed by the Board of the Directors in accordance with the relevant regulations, the Board of Directors may issue such Common Stock, convertible bonds, warrants or similar securities to third parties at a price and on terms at least the same as that offered previously to the existing shareholders and as determined by the Board of Directors.

   Indosat's authorized capital stock may be increased or decreased only by a resolution of an extraordinary general meeting of shareholders and an amendment of the Articles. Any such Amendment will be effective only after it receives approval from the Minister of Justice.

   As an exception to the above provisions, Indosat, with the approval of a general meeting of shareholders at which the holder of the Series A share attends and approves the resolution, may issue new shares without conducting a limited public offer to shareholders. This issuance may be done provided that this issue is made for a specified number of shares and such shares are issued within a specified period of time in compliance with the Indonesian capital market regulations or under any exemption Indosat may receive therefrom, and the said shares may be sold by Indosat to any person at a price and upon such conditions as may be determined by the Board of Directors, provided that the price is not lower than par value.

   These provisions also apply mutatis mutandis in the event Indosat issues convertible bonds and/or warrants and/or other similar securities, provided that any new share issued resulting from convertible bonds and/or warrants and/or other similar securities shall be for a specified number of shares and within a specified period of time in compliance with the Indonesian capital market regulations or any exemption as Indosat may receive therefrom.

  Special share

   The material rights and restrictions which are applicable to the Common Stock are also applicable to the Special Share, except that the Government may not transfer the Special Share and has a veto with respect to (i) election and removal of Directors; (ii) election and removal of Commissioners; (iii) merger, consolidation and acquisition of Indosat; and (iv) amendments to the Articles, including amendments to any provision related to the objectives and purposes of Indosat, increase of authorized capital without pre-emptive rights and the merger, consolidation, acquisition, dissolution and liquidation of Indosat.

  Purpose and duration

   Pursuant to the Articles, Indosat's purposes, objectives and business activities are as follows:

    1. The purposes and objectives of Indosat are to undertake telecommunications network and/or services, as well as the informatics business.

    2. To achieve the purposes and objectives referred to above, Indosat is permitted to undertake various activities, including:

      (a) To carry out business and/or activities in the provision and services of the telecommunications network and/or services, as well as the informatics business;

      (b) To carry out business and/or activities planning, constructing of infrastructure and providing telecommunications, as well as the informatics business facilities and supporting resources;

      (c) To carry out business and activities to operate (including the marketing and sale of telecommunications networks and/or services, as well as the informatics business carried out by Indosat) and to engage in the maintenance, research, development of telecommunications, as well as, the informatics business infrastructure and/or facilities and to conduct education and training, both within and outside of the country; and

      (d) To carry out business and/or activities related to the development of telecommunications, as well as the informatics business.

   Indosat was established on November 10, 1967 with no time limit on its establishment.

  Voting rights

   Each share of Common Stock entitles the registered holder thereof to one vote at any general meeting of shareholders of Indosat.

   An annual general meeting of shareholders ("AGM") must be held, at the latest, on June 30 of each year. At the AGM, the Directors must (i) report on the affairs and management of Indosat and the results for the most recent financial year; (ii) submit the audited balance sheet and audited profit and loss statement for that financial year to the meeting for approval; (iii) determine the plan for use of profits and the amount of dividends for that financial year; (iv) submit a request for the appointment of a public accountant; and (v) submit all other matters to be addressed at the meeting. All materials described in (i) through (v) will be made available at Indosat for inspection by shareholders no later than 21 days prior to the AGM. Proposals duly submitted by shareholders representing at least 25% of Indosat's subscribed shares may be included in the agenda of such meeting, provided that such proposals are received by the Board of Directors at least 14 days prior to such meeting.

   The Board of Directors or the Board of Commissioners may convene an extraordinary general meeting of shareholders and must convene such a meeting upon receipt of written notice from a shareholder or shareholders representing at least one tenth of the subscribed shares of Indosat. If the Directors fail to give notice of such a meeting within 35 days of sending such notice, the shareholders concerned or the Board of Commissioners may call this meeting at the expense of Indosat.

   Announcement of a general meeting must be given to shareholders at least 14 days prior to the notice for the general meeting by an advertisement in at least two daily newspapers (one in the Indonesian language and one in the English language), one of which has a wide circulation in Indonesia. Notice must be given by advertisement in at least two daily newspapers, one of which is in the Indonesian language and has a wide circulation in Indonesia and one of which is in the English language at least 14 days before the date of the meeting. In the case of an extraordinary general meeting, notice must be given by advertisement at least 21 days before the date of an annual general meeting, in each case, excluding the date of the notice and the date of the meeting.

   If all shareholders are present and/or represented, notice requirements may be waived and the general meeting of shareholders may adopt binding resolutions.

   The quorum for a general meeting of shareholders requires shareholders representing at least 1/2 of the issued shares of Common Stock to be represented in person or by a power of attorney at such meeting.

   Shareholders may be represented at a general meeting of shareholders by a person holding a power of attorney, but no Commissioner, Director or employee of Indosat may act in such capacity. Unless otherwise provided in the Articles, and subject to the special voting rights of the Special Share, resolutions in order to be adopted must receive the affirmative vote of the holders of more than 50% of the shares of Common Stock which are present and being voted at the meeting (simple majority votes).

  Fiscal year and accounts

   The fiscal year of Indosat commences on January 1 and ends on December 31.

   No later than 90 days from the closing of the fiscal year, the Board of Directors must submit the balance sheet, profit and loss account and other financial statements audited by a public accountant to the Board of Commissioners, who must review these statements and report on this review to the general meeting of shareholders. Copies of such documents must be available at the head office of Indosat from the date of notice for the annual general meeting of shareholders until the date of closing of the annual general meeting.

   The annual general meeting of shareholders will consider and decide whether or not the balance sheet and profit and loss account of Indosat is approved. Such approval fully discharges the Board of Directors and the

Board of Commissioners from their responsibilities during the fiscal year to the extent that such actions are reflected in such balance sheet and profit and loss account.

  Utilization of profit and dividends

   The profits of Indosat, as determined by the AGM, after deduction of corporate taxes, must be used as a reserve fund for dividends and for other purposes, the percentage of which must be determined annually by a general meeting of shareholders.

   Dividends are paid in accordance with a resolution adopted at a general meeting of shareholders upon the recommendation of the Board of Directors. This resolution also determines the time and manner of payment of the dividends. All shares of Common Stock which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividends or other distribution. Dividends are payable to the persons whose names are entered in the register of shareholders of Indosat on a business day determined by the general meeting of shareholders when the resolution for the distribution of dividends is adopted.

   The Board of Directors and the Board of Commissioners may, by resolutions of both, declare interim dividends if the financial condition of Indosat permits, provided that such interim dividends are offset against the dividends to be declared at the subsequent annual general meeting.

   Dividends unclaimed after five years from the date on which they are payable cease to be payable and are to be credited to the reserve fund of Indosat. Notices concerning dividends and interim dividends must be announced in at least two daily newspapers in the Indonesian language with wide or national circulation in Indonesia, in one daily newspaper in the English language and on the stock exchange where the shares are listed.

   If the profit and loss account in one fiscal year shows a loss which cannot be covered by the reserve fund referred to below, the loss remains recorded as such in the profit and loss account, and for the succeeding years Indosat is deemed not to have made a profit if the loss recorded as such in the profit and loss account has not been fully covered.

   To cover future losses, a reserve fund may be created and the amount of the reserve fund will be determined by a general meeting of shareholders. The reserve fund may be used for capital outlays or other purposes as determined at the annual general meeting of shareholders. However, it must be used only for the benefit of Indosat. Any profits earned from such reserve fund shall be entered in the profit and loss account of Indosat.

  Amendments to the Articles of Association

   Amendments to the Articles may be made only by a resolution of an extraordinary general meeting of shareholders attended by at least two-thirds of the issued shareholders and approved by two-thirds of the shareholders with voting rights. Provided that any changes in Series A share rights, any changes in the objectives and purposes of Indosat, increasing or reducing Indosat's authorized capital, reducing the subscribed capital, dissolving Indosat, any merger, consolidation and acquisition plan, can be affected only if the meeting is attended and the action approved by the holder of the Series A share. A resolution regarding a reduction of the authorized capital must be published by the Directors in the State Gazette of Indonesia and at least two daily newspapers, one of which is in the Indonesian language having a national circulation for the benefit of creditors. In case a quorum for the extraordinary general meeting is not reached, within seven to thirty days from the original extraordinary general meeting a second meeting may be held to decide on matters which were not resolved at the first meeting and these matters may be approved by majority vote. All such amendments only become effective upon the approval of the Ministry of Justice of Indonesia.

  Transactions with affiliates

   It is the policy of Indosat not to enter into transaction with affiliates unless the terms thereof are no less favorable to Indosat than those which could be obtained by Indosat on an arm's length basis from an unaffiliated third party.

   Under BAPEPAM regulations, once Indosat is listed on an Indonesian stock exchange, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of Common Stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before Indosat was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM regulations to mean the difference between the common interests of Indosat and its shareholders, on the one hand, and the personal economic interests of the members of the Board of Commissioners, Board of Directors or principal shareholders (a holder of 20% or more of the issued shares), jointly or severally. A conflict of interest also exists under BAPEPAM regulations when members of the Board of Commissioners, Board of Directors or a principal shareholder of Indosat is involved in a transaction in which their personal interests may be in conflict with the interest of Indosat, unless otherwise excepted by BAPEPAM regulations.

   Indosat expects, in light of the substantial presence which enterprises owned or controlled by the Selling Shareholder or one of its affiliates have in Indonesia, that it may be desirable, in connection with the development and growth of Indosat's business, for Indosat to enter into joint ventures or other arrangements or transactions with such enterprise from time to time. Under such circumstances, Indosat may seek to consult BAPEPAM in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the BAPEPAM rule. If BAPEPAM were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its rule, Indosat would proceed without seeking disinterested shareholder approval. If, however, BAPEPAM were to take the position that the proposal would require a vote of disinterested shareholders under its rule, Indosat would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

  Exchange controls

   See "Foreign Exchange" and "Foreign Equity Ownership Restrictions" included in Item 3 elsewhere herein.

Material Contracts

   On April 19, 2002, Telkom and the PIN stockholders, including the Company, entered into a Conditional Sale and Purchase Agreement ('CSPA"), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$ 381.5 million in three share-purchase transactions, as follows:

   . 30% of the shares at the Initial Closing date, which occured on August 1, 2002;

   . 15% of the shares at the Interim Closing Date, which is scheduled to occur not later than September 30, 2003; and

   . 55% of the shares at the Subsequent Closing Date, which shall occur not later than December 31, 2004.

   On September 17, 2002, Telkom paid approximately US$9.3 million in cash as an initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to International Finance Corporation, one of PIN's stockholders. At the initial payment date, the stockholders of PIN also received a net working capital reimbursement from PIN. The balance of the selling price of approximately US$372.2 million, plus the corresponding interest for the applicable period, will be settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

   Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp. 3.2 billion was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

   As of December 31, 2002, the Company had received from Telkom US$5.4 million for the initial payment and Rp. 32.2 billion for the working capital reimbursement.

   In May 2002, we entered into a sale and purchase agreement with DeTe for the acquisition of DeTe's 25% equity interest in Satelindo for US$325 million. Completion of this transaction occurred in September 2002, and, as a result, we obtained effective control of 100% of Satelindo.

Taxation

   The following summary contains a description of the principal Indonesian and U.S. federal tax consequences of the purchase, ownership and disposition of ADSs or shares of Common Stock. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of Common Stock. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE INDONESIAN AND UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

  Indonesian taxation

   The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a "Non-Indonesian Holder"). As used in the preceding sentence, a "non-resident individual" is a foreign national individual who is not physically present in Indonesia for 183 days or more during any twelve-month period or present for any period with the intent to reside in Indonesia, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs. A "non-resident entity" is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which the non-Indonesian entity receives income from the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

   Dividends. Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders' proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable, provided the recipient is the beneficial owner of the dividend and has provided us (with a copy to the Indonesian Office of Tax Services where we are registered) a certificate of tax domicile issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled. Indonesia has concluded double taxation treaties with over 30 countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia tax treaty, the withholding tax on dividends is generally, in the absence of a 20% voting interest, reduced to 15%.

   Capital gains. The sale or transfer of Common Stock listed on an Indonesian stock exchange is subject to tax at the rate of 0.1% of the value of the transaction. The broker handling the transaction is obligated to withhold such tax. The holding, sale or transfer of founder shares listed on an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to an additional 0.5% final income tax. Subject to the promulgation of implementing regulations (which have not been issued to date), the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4, paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. However, this provision in the income tax law is not currently applied in practice. It is expected that, if and when further implementing regulations are issued in respect to this provision in the income tax law, this withholding tax will (i) only be applied if Common Stock not listed on an Indonesian stock exchange is purchased and paid for by an Indonesian resident subject to tax or by a permanent establishment in Indonesia of a non-resident entity or individual and (ii) not affect the net proceeds from any sale or transfer of ADSs through a regular trade on the NYSE by a Non-Indonesian Holder.

   In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, current Indonesian tax regulations do not provide specific procedures for removing the purchaser's or Indonesian broker's obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a Certificate of Domicile issued by the competent tax authority or its designee of the jurisdiction in which the Non-Indonesian Holder is domiciled.

   Stamp duty. Transactions in common stock in Indonesia are subject to stamp duty payable at the rate of Rp. 6,000 on transactions with a value of more than Rp. 1,000,000 and Rp. 3,000 on transactions with a value of between Rp. 250,000 to Rp. 1,000,000. Transactions with a value of less than Rp. 250,000 are not subject to stamp duty.

  United States federal income taxation

   The following discussion addresses the principal United States federal income tax consequences to a United States Holder, as defined below, of owning ADSs or shares of Common Stock. The description below is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, the income tax convention between the United States and Indonesia and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of Common Stock may vary depending upon the holder's particular situation. Certain holders (including, but not limited to, insurance companies, partnerships or other pass-through entities, tax-exempt organizations, banks, insurance companies, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a "functional currency" other than the U.S. dollar, persons that received ADSs or shares of Common Stock as compensation for services, persons owning, directly or indirectly, 10% or more of our voting shares, and persons who hold ADSs or shares of Common Stock as part of a "hedge", "straddle" or "conversion transaction" within the meaning of Sections 1221, 1092 and 1258 of the Code and the regulations thereunder) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not United States Holders, the following summary is limited to United States Holders who will hold ADSs or shares of Common Stock as "capital assets" within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of ADSs or shares of Common Stock.

   As used herein, the term "United States Holder" means a holder of ADSs or shares of Common Stock that is for United States federal income tax purposes
(i) a citizen or resident of the United States; (ii) a corporation or partnership (including any entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to United States taxation regardless of its source; (iv) certain trusts; or (v) a holder whose income in respect of the ADSs or shares of the Common Stock is subject to United States federal income tax on a net income basis.

   The summary below does not discuss all aspects of United States federal income taxation that may be relevant to a particular holder of ADSs or shares of Common Stock in light of their (or its) particular circumstances and income tax situation. Prospective holders should consult their own tax advisors as to the specific tax consequences to them of the purchase, ownership and disposition of ADSs or shares of Common Stock, including the application and the effect of state, local, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

  Taxation of distributions

   Subject to the discussion under "Passive Foreign Investment Company Status" below, for United States federal income tax purposes, the amount of a distribution with respect to ADSs or shares of Common Stock (including any withholding tax deemed to be imposed with respect to such distributions) will be treated as a dividend taxable as ordinary income on the date of receipt by the Depository or the holder, respectively, to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Under recently enacted legislation, with respect to United States Holders that are non-corporate taxpayers for taxable years after December 31, 2002 and before January 1, 2009, such dividends may be taxed at the lower applicable capital gains rate, provided certain holding period requirements are satisfied. Non-corporate United States Holders are strongly urged to consult their own tax advisers as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares of Common Stock. Distributions, if any, in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent thereof, and then as a capital gain realized on the disposition of the ADSs or shares of Common Stock. The portion of any distribution treated as a non-taxable return of capital will reduce such holder's tax basis in such ADSs or shares of Common Stock. Such capital gain will be long-term if the ADSs or shares of Common Stock have been held longer than one year. United States Holders will not be eligible for the dividends received deduction otherwise allowed under the Code for distributions to domestic corporations in respect of distributions on the ADSs or Common Stock.

   If a distribution is paid in any currency other than United States dollars, the amount of the distribution will be translated into United States dollars at the spot rate on the date the distribution is received (which, for holders of ADSs, would be the date such dividend is received by the Depositary), regardless of whether the distributions are in fact converted into U.S. dollars on that date. Any gain or loss in respect of such non-United States currency arising from exchange rate fluctuations after that date will be ordinary income or loss.

  Taxation of capital gains and losses

   Subject to the discussion under "Passive Foreign Investment Company Status" below, a United States Holder will generally recognize a taxable gain or loss on the sale, exchange or other disposition of ADSs or shares of Common Stock in an amount equal to the difference between the amount realized on the sale, exchange or other disposition, and such holder's adjusted tax basis in such ADSs or shares of Common Stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year. For non-corporate United States Holders, the net long-term capital gain recognized will be subject to a reduced rate. Deposit and withdrawal of Common Stock in exchange for ADSs by a United States Holder will not result in a realization of gain or loss for U.S. federal income tax purposes.

  Passive Foreign Investment Company status

   Special United States federal income tax rules apply to a United States Holder that holds an equity interest in a passive foreign investment company ("PFIC"). In general, a foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for a taxable year consists of passive income (generally, interest, dividend, rents, royalties and net gain from the disposition of assets that give rise to such income) or 50% or more of its average assets held during a taxable year consist of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income.

   Based upon our existing and anticipated future operations and current assets, we believe that we are not, and anticipate that we will not become in the foreseeable future, a PFIC. If we are not operated in the manner currently anticipated, however, we may be considered a PFIC for the current or for a subsequent year depending upon our actual activities.

   If we are or become a PFIC, a United States Holder would be treated as realizing a gain from the sale or disposition of ADSs or shares of Common Stock and certain "excess distributions" ratably over such holder's holding period for the ADSs or shares of Common Stock and would be taxed at the highest tax rate in effect for each such year to which the gain or excess distribution was allocated, together with an interest charge on the tax attributable to each such year. An election may be available to avoid these adverse tax consequences, but only if (i) the United States Holder may and does elect to annually mark-to-market the ADSs or shares of Common Stock, or (ii) assuming certain conditions which are unlikely to be met, the United States Holder elects to include in income annually its share of our income and gain.

   Should we ever be classified as a PFIC, United States Holders are advised to consult their tax advisors concerning the United States federal income tax consequences of holding the ADSs or shares of Common Stock and of making the mark-to-market election. A United States Holder who owns ADSs or shares of Common Stock during any year that we are a PFIC must file with the Internal Revenue Service ("IRS") Form 8621.

  Foreign tax credit considerations

   For United States federal income tax purposes, United States Holders will be treated as having received the amount of any Indonesian tax withheld upon the payment of a dividend and as then having paid over the withheld taxes to Indonesia. As a result of this rule, the amount of dividend included in a United States Holder's gross income may be greater than the amount of cash actually received (or receivable) by the United States Holder.

   Subject to the limitations and conditions set forth in the Code, United States Holders may elect to claim a credit against their United States federal income tax liability for Indonesian tax withheld from dividends or Indonesian tax imposed on capital gains, if any, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several "baskets", and the credit for foreign taxes on income in any basket is limited to United States federal income tax allocable to that income. Dividends or capital gains will generally constitute "passive income" or "financial services income" for purposes of the foreign tax credit limitation. Dividends will generally constitute foreign source income and currency and capital gains will generally constitute United States source income. Capital loss will generally be allocated against United States source income. Because capital gains will generally constitute United States source income, as a result of the United States foreign tax credit limitation, any Indonesian or other foreign tax imposed upon capital gains in respect of ADSs or shares of Common Stock may not be currently creditable unless a United States Holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket or an election to treat such gain as foreign source income is available. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

  Non-U.S. holders

   Except for the possible imposition of United States backup withholding tax (see "--United States Backup Withholding and Information Reporting"), payments of any dividend on an ADS or share of Common Stock to a holder who is not a United States Holder (a "non-U.S. Holder") will not be subject to United States federal income tax and gain from the sale, redemption or other disposition of an ADS or shares of Common Stock, provided that:

   (a) the non-U.S. Holder shall not be or have been engaged in a trade or business in the United States;

   (b) there is no present or former connection between such non-U.S. Holder and the United States, including, without limitation, such non-U.S. Holder's status as a former citizen thereof or former resident thereof; and

   (c) in the case of a gain from the sale, redemption or other disposition of an ADS or share of Common Stock by an individual, the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale or certain other conditions are met.

   If dividends, gain or income with respect to an ADS or share of Common Stock of a non-U.S. Holder is effectively connected with the conduct of such trade or business (or attributable to a permanent establishment in the United States, in the case of a holder who is a resident of a country which has an income tax treaty with the United States), the non-U.S. Holder may be subject to United States income taxes on such dividends, gains or income at the statutory rates provided for United States Holders after the deduction of deductible expenses allocable to such effectively connected dividends, gains or income. In addition, if the non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-U.S. Holder's country of residence. For this purpose, dividends, gains or income in respect of an ADS or share of Common Stock will be included in earnings and profits subject to the branch profits tax if the dividends, gains or income is effectively connected with the conduct of the United States trade or business of the non-U.S. Holder.

  United States backup withholding and information reporting

   Payments made by a U.S. paying agent or other United States intermediary broker in respect of ADSs or shares of Common Stock may be subject to information reporting to the IRS and to a backup withholding tax. Backup withholding will not apply, however, (i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification or
(ii) to a holder who is otherwise exempt from backup withholding.

   Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's United States federal income tax, provided that the holder has complied with applicable reporting obligations.

Documents on Display

   Any material which is filed as an exhibit to this annual report on Form 20-F with the U.S. Securities and Exchange Commission is available for inspection at our offices. See "Information on the Company--Registered Offices".

Item 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

   The Company did not enter into any derivative transactions in 2002 and has no outstanding derivatives as of December 31, 2002. Indosat's subsidiary, P.T. Lintasarta, entered into a foreign currency swap contract in 1997, which was settled on April 5, 2002.

   We are exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of our long-term investments. Other than the forgoing swap transaction of Lintasarta, we do not currently hedge our monetary assets and liabilities against foreign currency risk, as we believe that our foreign currency revenues and assets form a natural hedge against foreign currency liabilities. See "Operating and Financial Review and Prospects--Liquidity and Capital Resources." Our exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets. Our exposure to such market risks continued to remain volatile during 2002, as the Indonesian economy was affected by significant fluctuations in the Rupiah in 2001 and 2002. We cannot determine whether such volatility will continue during 2003 or thereafter.

Interest Rate Sensitivity

   Our exposure to interest rate fluctuations results primarily from debt owed by Satelindo, Lintasarta, and to some extent, from debt owed by the Company.

   Debt owed by the Company includes floating rate long-term debt pursuant to loans from the Government of Indonesia for the construction of the SEA-ME-WE 2 submarine cable, which bears interest at rates tied to rates set by Bank Indonesia and state-owned Indonesian banks, the working capital loan from BNI, the Loan facility from BCA, the First Indosat Bond which was issued by the Company in April 2001 and the Second Indosat Bond which was issued in November 2002. Because interest under the major credit facilities owed by Satelindo, Lintasarta and Indosat is payable at LIBOR plus the applicable margin, exposure under those facilities is mainly due to fluctuations in LIBOR. Interest under the First Indosat Bond and the Second Indosat Bond is based on a mix of fixed and variable rates. In addition, as of December 31, 2002, the Company and its subsidiaries hold US$ denominated and Rp. denominated deposits, which also have exposure to interest rate fluctuations. See "Note to Financial Statement No. 15 and 16". Also see "Information on the Company--Principal Indebtedness" for further information regarding interest rates under the loans of the Company and our subsidiaries.

   The following table provides information about the Company's and our subsidiaries' financial instruments that are sensitive to changes in interest rates. For long-term debts and bonds payable, the table presents principal cash flows and related variable interest rates by expected maturity dates.

   The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and rupiah are based on the average interest rates for three-month period of time deposits from five state owned banks on December 31, 2002; (ii) interest rates in long-term debts denominated in rupiah are based on the agreements such as: average interest rate for three-month period of time deposits from five state owned banks on December 31, 2002 plus 1% margin, average interest rate for three-month period of Certificates of Bank Indonesia on December 31, 2002 plus 3.25% margin; (iii) interest rates on long-term debts and bonds payable in U.S. dollars are based on the agreements that is LIBOR as of December 31, 2002 plus the applicable margin during the interest period; and
(iv) the series B of Indosat Bond II mature in 2027. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia. Such assumptions are different from the rates used in the Consolidated Financial Statements, and accordingly amounts shown in the table may vary from amounts shown in the Consolidated Financial Statements.

---------------------------------------------------------------------------------------------------------------
                                        Expected Maturity Date (as of December 31, 2002)
---------------------------------------------------------------------------------------------------------------
                   Variable     2003       2004        2005        2006        2007     Thereafter     Total
                     Rate     --------- ----------  ----------  ----------  ----------  ----------  ----------
                     (%)        Rp.        Rp.         Rp.         Rp.         Rp.         Rp.          Rp.
-------------------           ---------------------------------------------------------------------------------
                                                     (Rp. in billions; US$ in millions)
Assets:
Time deposits
    Rp...........      13.65% 1,370,994         --          --          --          --          --   1,370,994
    US$..........       2.75% 1,030,286         --          --          --          --          --   1,030,286
    Sub Total....             2,401,280         --          --          --          --          --   2,401,280
Total Assets.....             2,401,280         --          --          --          --          --   2,401,280
Liabilities:
Short-Term Loan
    Rupiah
    Principal....                 2,684         --          --          --          --          --       2,684
    Interest.....       19.5%       523         --          --          --          --          --         523
    US$
    Principal....               223,500         --          --          --          --          --     223,500
    Interest.....        8.6%    19,221         --          --          --          --          --      19,221
    Sub-total
    Principal....               226,184         --          --          --          --          --     226,184
    Interest.....                19,744         --          --          --          --          --      19,744

Long-Term Debts
    Rupiah
    Principal....                45,137     41,736     380,595     345,000     460,000          --   1,272,468
    Interest.....  14.5%-30%    228,480    220,587     213,295     144,900      82,800          --     890,062
    US$
    Principal....               600,813    546,198     457,987     308,251     789,706          --   2,702,955
    Interest..... 3.92%-7.9%    145,093    142,747     112,761      82,539      43,166          --     526,306
    Sub-total
    Principal....               645,950    587,934     838,582     653,251   1,249,706          --   3,975,423
    Interest.....               373,573    363,334     326,056     227,439     125,966          --   1,416,368

Bond payable
    Rupiah
    Principal....                    --         --          --   1,000,000   1,056,106     200,000   2,256,106
    Interest..... 15.625%-19%              391,878     391,878     391,878     206,878     800,000   2,353,089
    US$
    Principal....                    --    640,372     640,372     339,899          --          --   1,620,643
    Interest.....   3.92-6.9%    63,529     95,942      62,933      23,521          --          --     245,926
    Sub-total
    Principal....                    --    640,372     640,372   1,339,899   1,056,106     200,000   3,876,749
    Interest.....               433,425    475,445     441,002     261,620     187,522     800,000   2,599,014
Total Liabilities             1,698,876  2,067,086   2,246,012   2,482,210   2,619,299   1,000,000  12,113,483
Net Cash Flows...               702,404 (2,067,086) (2,246,012) (2,482,210) (2,619,299) (1,000,000) (9,712,203)
---------------------------------------------------------------------------------------------------------------

Exchange Rate Sensitivity

   The Company's exposure to exchange rate fluctuations results primarily from US$ long term debt obligations and accounts receivable and payable. As for the Company's subsidiaries, including Satelindo and Lintasarta, their exposure to exchange rate fluctuations results primarily from their US$ denominated long term debts.

   Indosat's accounts payable are primarily foreign currency net settlement payments to foreign carriers, while a significant proportion of its accounts receivable are Rupiah denominated payments from domestic operators. To the extent the Rupiah depreciates further from exchange rates in effect at December 31, 2002, the Company's obligations under such accounts payable would increase in Rupiah terms. The increases in these obligations would be offset in part by increases in the value of foreign currency denominated term deposits and by increases in the value of foreign currency accounts receivable. With respect to the Company's subsidiaries' long term debt, to the extent the Rupiah depreciates further from exchange rates in effect at December 31, 2002, the Company's subsidiaries' obligations under their long term debt would increase in Rupiah terms.

   The following table provides information about our financial instruments by functional currency and presents such information in Rupiah equivalents, which is the Company's reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign exchange rates, including term deposits, the Company's accounts payable and receivable, and the Company's subsidiaries' financial instruments including term deposit, account receivable and account payable, and their long term debt. The table presents principal cash flows by expected maturity dates.

   The information presented in the table has been determined on the assumption that the exchange rate for US$ is based on the Indonesian Central Bank Rate on December 31, 2002 of Rp. 8,940 = US$1.00. However, no assurance can be given that such an assumption or that such an exchange rate will be correct or available in future periods. This assumption and the information described in the table may be influenced by a number of factors, including a further depreciation of the Rupiah in future periods. See "Risk Factors --Devaluation or volatility of the Rupiah, especially as against the U.S. dollar, may adversely affect our financial results". Such assumptions may be different from the rates used in the Consolidated Financial Statements, and accordingly amounts shown in the table may vary from amounts shown in the Consolidated Financial Statements.

--------------------------------------------------------------------------------------------------------------------
                                                        Expected Maturity Date (as of December 31, 2002)
                                             -----------------------------------------------------------------------
                                 Foreign
                                 Currency                                                          There
                              (in thousands)   2003       2004        2005       2006      2007    After    Total
                              -------------- --------- ----------  ----------  --------  --------  ----- ----------
                                               Rp.        Rp.         Rp.        Rp.       Rp.      Rp.      Rp.
                                                              ( Rp. in billions; US$ in millions )
--------------------------------------------------------------------------------------------------------------------
Assets:
Cash and cash equivalents
   US$ denominated...........     136,130    1,216,995         --          --        --        --   --    1,216,995
Account receivable...........
   US$ denominated...........      67,926      607,258         --          --        --        --   --      607,258
Advances.....................
   US$ denominated...........       1,337       11,953         --          --        --        --   --       11,953
Other current assets.........
   US$ denominated...........       7,660       68,480         --          --        --        --   --       68,480
Non current assets-others....
   US$ denominated...........      10,833       96,847         --          --        --        --   --       96,847
Total Assets.................     223,886    2,001,533         --          --        --        --   --    2,001,533

Liabilities:
Short-term loan
   US$ denominated...........      25,000      223,500         --          --        --        --   --      223,500
Account payable..............
   US$ denominated...........      10,812       96,659         --          --        --        --   --       96,659
Procurement payable..........
   US$ denominated...........      51,108      457,549         --          --        --        --   --      457,549
Accrued expenses.............
   US$ denominated...........       5,312       47,489         --          --        --        --   --       47,489
Other current liabilities....
   US$ denominated...........      10,798       96,534         --          --        --        --   --       96,534
Long-term debts..............
   US$ denominated...........     302,344      600,813    546,198     457,987   308,251   789,706   --    2,702,955
Bond payable.................
   US$ denominated...........     181,280           --    640,372     640,372   339,899        --   --    1,620,643
Other non current liabilities
   US$ denominated...........       1,442       12,892         --          --        --        --   --       12,892
Total Liabilities............     588,168    1,535,436  1,186,570   1,098,359   648,150   789,706   --    5,258,221
Net Cash Flows...............    (364,282)     466,097 (1,186,570) (1,098,359) (648,150) (789,706)       (3,256,688)
--------------------------------------------------------------------------------------------------------------------

Equity Price Risk

   Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies, as well as investments in debt issued by Indonesian and foreign issuers and equity of foreign companies. With respect to the Indonesian companies in which the Company has investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Item 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   Not Applicable.

Item 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   Following the Asian financial crisis and the related devaluation of the Rupiah as against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000, as described more fully under the caption "Principal Indebtedness" in Item 4 of this annual report. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2002, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

   Not Applicable.

Item 15:  CONTROLS AND PROCEDURES

   We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including its President Director and Finance Director, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

   In the 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President Director and Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our President Director and Finance Director concluded that our disclosure controls and procedures were effective.

   There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed our evaluation.

Item 16A:  RESERVED.

Item 16B:  RESERVED.

Item 16C:  RESERVED.

Item 17:  FINANCIAL STATEMENTS

   The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18:  FINANCIAL STATEMENTS

   Not Applicable. See Item 17.

Item 19:  FINANCIAL STATEMENTS AND EXHIBITS

   (a) Index to Financial Statements and Schedules

Independent auditor's report from Siddharta, Siddharta & Widjaja
Independent auditor's report from Prasetio Utomo & Co.
Independent auditor's report from Prasetio, Sarwoko & Sandjaja
Consolidated balance sheets as of December 31, 2001 and 2002
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002
Consolidated statements of changes in stockholder's equity for the years ended
   December 31, 2000, 2001 and 2002
Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002
Notes to consolidated financial statements

   (b) Index to Exhibits

   1.1 English translation of Articles of Association of Indosat, as most recently amended on December 27, 2002 and approved by the Minister of Justice on March 21, 2003

   3.1 Share Purchase Agreement, dated as of December 15, 2002, among the Republic of Indonesia acting through the Ministry of State-Owned Enterprises in its capacity as a shareholder of the Issuer, Indonesia Communications Limited and STT Communications Limited *

   3.2 Shareholders Agreement, dated as of December 15, 2002, among the Government of Indonesia and Indonesia Communications Limited *

   7.1 Operating and financial ratios

   8.1 List of Indosat's subsidiaries

  10.1 Certifications furnished (not filed) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

   We have not included as exhibits certain instruments with respect to our long-term debt, the total amount of debt authorized, under each of which does not exceed 10% of our total consolidated assets. We agree to furnish a copy of any such instrument to the Commission upon request.

    * Previously filed with the Schedule 13D filed jointly by Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Indonesia Communications Limited with the Securities and Exchange Commission on January 29, 2003 and incorporated by reference herein.

                                  SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                      P.T. INDONESIAN SATELLITE CORPORATION TBK.

Date: June 30, 2003   By:          /s/  WIDYA PURNAMA
                         ---------------------------------
                          Name:          Widya Purnama
                          Title:           President Director

    CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Widya Purnama, certify that:

1. I have reviewed this annual report on Form 20-F of P.T. Indonesian Satellite Corporation Tbk.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 30th day of June, 2003.

                                              By:      /s/  WIDYA PURNAMA
                                                  -----------------------------
                                                          Widya Purnama
                                                    President Director (Chief
                                                       Executive Officer)

    CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nicholas Tan Kok Peng, certify that:

1. I have reviewed this annual report on Form 20-F of P.T. Indonesian Satellite Corporation Tbk.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated this 30th day of June, 2003.

                                              By:  /s/  NICHOLAS TAN KOK PENG
                                                  -----------------------------
                                                  Nicholas Tan Kok Peng Finance
                                                    Director (Chief Financial
                                                            Officer)

Consolidated Financial Statements
With Independent Auditors' Report
December 31, 2002
With Comparative Figures for 2000 and 2001
(Indonesian Currency)

PERUSAHAAN PERSEROAN (PERSERO)
PT INDONESIAN SATELLITE CORPORATION Tbk
AND SUBSIDIARIES

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                       CONSOLIDATED FINANCIAL STATEMENTS
                       WITH INDEPENDENT AUDITORS' REPORT
                               DECEMBER 31, 2002
                  WITH COMPARATIVE FIGURES FOR 2000 AND 2001

                               Table of Contents

                                                                   Page
                                                                  ------
       Independent Auditors' Report..............................      3

       Consolidated Balance Sheets...............................   9-12

       Consolidated Statements of Income.........................  13-14

       Consolidated Statements of Changes in Stockholders' Equity  15-17

       Consolidated Statements of Cash Flows.....................  18-19

       Notes to Consolidated Financial Statements................ 20-141

                          ***************************

Independent Auditors' Report

Report No. RPC-0936/02

Stockholders and Boards of Commissioners and Directors
Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk

   We have audited the accompanying consolidated balance sheet of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and Subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations, whose report dated March 14, 2002, expressed an unqualified opinion on those Statements, and included an explanatory paragraph that described the effects of the current economic conditions in Indonesia on the Company. The consolidated financial statements of the Company as of December 31, 2000 and for the year then ended, before restatement, were audited by other auditors whose report dated March 22, 2001, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the effects of the current economic conditions in Indonesia on the Company.

   We conducted our audit in accordance with generally accepted auditing standards in Indonesia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Indonesia.

   Accounting principles generally accepted in Indonesia vary in certain respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected the consolidated stockholders' equity as of December 31, 2002 and the consolidated results of their operations for the year then ended to the extent summarized in Notes 39, 40 and 41 to the consolidated financial statements.

PRASETIO, SARWOKO & SANDJAJA


/s/ Prasetio, Sarwoko & Sandjaja
Jakarta, Indonesia
May 30, 2003

   The following is a copy of the report previously issued by Prasetio, Utomo & Co, then the member firm of Andersen Worldwide in Indonesia in connection with Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk's Form 20-F Annual Report for fiscal year 2001 filed with the Securities and Exchange Commission

Independent Auditors' Report

Report No. 36949S

Stockholders and Boards of Commissioners and Directors
Perusahaan Perseroan (Persero) PT Indonesia Satellite Corporation Tbk

   We have audited the consolidated balance sheet of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and Subsidiaries ("the Companies") as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1999 and 2001. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements for the years ended December 31, 1999 and 2001 of PT Satelit Palapa Indonesia and Subsidiaries, entities in which the investment had been accounted for using the equity method until the controlling interest was acquired in May 2001 as discussed in Note 4 to the consolidated financial statements. The equity in the net income of these entities represents 18.3% of the net income in 1999, and their total assets and revenues constitute 29.6% and 45.8%, respectively, of the consolidated totals in 2001. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors. Furthermore, the Companies' consolidated financial statements for the year ended December 31, 2000 were audited by other auditors whose report dated March 22, 2001, expressed an unqualified opinion on those statements. The opinion of such auditors, however, does not cover the restatement of the Companies' consolidated financial statements for the year ended December 31, 2000 as discussed in Note 5 to the consolidated financial statements.

   We conducted our audits in accordance with generally accepted auditing standards in Indonesia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of the other auditors on the consolidated financial statements of PT Satelit Palapa Indonesia and Subsidiaries for the years ended December 31, 1999 and 2001, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 2001, and the results of their operations, changes in their stockholders' equity and their cash flows for the years ended December 31, 1999 and 2001 in conformity with generally accepted accounting principles in Indonesia. We have also audited the adjustments described in Note 5 that were applied to restate the consolidated financial statements of the Companies for the year ended December 31, 2000. In our opinion, such adjustments are appropriate and have been properly applied.

   Generally accepted accounting principles in Indonesia vary in certain respects with those in the United States of America. A description of the significant differences between those two generally accepted accounting principles ("GAAP"), the effects of those differences on net income and stockholders' equity, and additional U.S. GAAP disclosures are set forth in Notes 40, 41 and 42, respectively, to the consolidated financial statements.

   Note 37 to the consolidated financial statements summarizes the effects the current economic condition in Indonesia has had on the Companies, as well as measures the Companies have implemented and plan to implement in response to the economic condition. The accompanying consolidated financial statements include the effects of the economic condition to the extent they can be determined and estimated.

PRASETIO, UTOMO & CO.
License No. 98.2.0024

/s/  DRS. RUSDY DARYONO

Drs. Rusdy Daryono
License No. 98.1.0061
March 14, 2002

Independent Auditors' Report

No.: L.00 - 1863 - 01/US.R

The Shareholders, Board of Commissioners and Board of Directors
Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and
  Subsidiaries:

   We have audited the consolidated statements of income, changes in shareholders' equity, and cash flows (before restatement) of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("the Company") and Subsidiaries for the year ended 31 December 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in Indonesia and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements (before restatement) referred to above present fairly, in all material respects, the results of operations and cash flows of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and Subsidiaries for the year ended 31 December 2000, in conformity with accounting principles generally accepted in Indonesia.

   Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the year ended 31 December 2000, to the extent summarized in
Note 40 to the consolidated financial statements (before restatement).

   As discussed in Note 36 to the consolidated financial statements, some Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices, and significant slowdowns in business activity.

Siddharta Siddharta & Widjaja
Registered Public Accountants
License No. KEP-232/KM.6/2002
(a member firm of KPMG International)

/s/  Drs. Istata Taswin Siddharta

Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192

Jakarta, 22 March 2001.

Independent Auditors' Report

No.: L.01 - 2234 - 02/US.R

The Shareholders, Board of Commissioners and Board of Directors
PT Satelit Palapa Indonesia and Subsidiaries:

   We have audited the consolidated balance sheet of PT Satelit Palapa Indonesia and Subsidiaries as of 31 December 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended 31 December 2001 (not presented separately herein), which are expressed in Indonesian Rupiah. These consolidated financial statements are the responsibility of PT Satelit Palapa Indonesia and Subsidiaries' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in Indonesia and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PT Satelit Palapa Indonesia and Subsidiaries as of 31 December 2001, and the results of their operations and their cash flows for the year ended 31 December 2001, in conformity with accounting principles generally accepted in Indonesia.

   As discussed in Note 28 to the consolidated financial statements, many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity.

   Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for the year ended 31 December 2001 and shareholders' equity as of 31 December 2001, to the extent summarized in Note 32 to the consolidated financial statements.

Siddharta Siddharta & Widjaja
Registered Public Accountants
License No. KEP-232/KM.6/2002
(a member firm of KPMG International)

/s/  Drs. Istata Taswin Siddharta

Drs. Istata Taswin Siddharta
Public Accountant License No. 98.1.0192

Jakarta, 14 March 2002.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                               December 31, 2002
                       With Comparative Figures for 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                                  2002
                                                                 Notes        2001      2002    (Note 3)
                                                             -------------- --------- --------- --------
                                                                               Rp        Rp      U.S.$
                                                                            --------- --------- --------
ASSETS

CURRENT ASSETS
Cash and cash equivalents...................................      2d, 5, 26 4,637,796 2,831,760 316,752
Short-term investments......................................             2e        --    67,625   7,564
Accounts receivable
 Trade......................................................         2f, 15
   Related parties
     PT Telekomunikasi Indonesia Tbk ("Telkom")--net
       of allowance for doubtful accounts of Rp 81,885 in
       2001 and Rp 111,306 in 2002..........................          6, 26   527,917   302,217  33,805
     Others--net of allowance for doubtful accounts of
       Rp 26,911 in 2001 and Rp 44,108 in 2002..............             26   107,378   178,673  19,986
   Third parties--net of allowance for doubtful accounts of
     Rp 452,927 in 2001 and Rp 238,020 in 2002..............              7   686,834   647,463  72,423
 Others
   Related party
     Telkom.................................................          4, 26 2,418,830    85,201   9,530
   Third parties............................................            26f    78,852   116,874  13,073
Derivative instruments......................................         2p, 28    41,918        --      --
Inventories.................................................             2g    69,158    72,275   8,085
Advances....................................................                   11,687    61,915   6,926
Prepaid taxes and expenses.................................. 2h, 13, 25, 26   189,622   620,043  69,356
Other current assets--net of allowance for doubtful accounts
  of Rp 30,008 in 2001......................................         2d, 26    65,462   156,094  17,460
                                                                            --------- --------- -------
Total Current Assets........................................                8,835,454 5,140,140 574,960
                                                                            --------- --------- -------

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (continued)
                               December 31, 2002
                       With Comparative Figures for 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                                      2002
                                                        Notes           2001           2002         (Note 3)
                                                  ------------------ ----------     ----------     ---------
                                                                         Rp             Rp           U.S.$
                                                                     ----------     ----------     ---------
NON-CURRENT ASSETS
Due from related parties--net of allowance for
  doubtful accounts of Rp 80,765 in 2001 and
  Rp 77,905 in 2002..............................             2f, 26     47,499         40,429         4,522
Deferred tax assets--net.........................             2r, 13    234,130        123,068        13,766
Investments in associated companies--net of
  allowance for decline in value of Rp 93,316 in
  2001 and Rp 90,781 in 2002.....................              2i, 8     91,921        160,168        17,916
Other long-term investments--net of allowance for
  decline in value of Rp 267,966 in 2001 and
  Rp 252,943 in 2002.............................              2i, 9    402,502        273,669        30,611
Property and equipment........................... 2j, 2k, 2n, 10, 15
 Carrying value..................................                    13,864,807     17,839,398     1,995,458
 Accumulated depreciation........................                    (4,264,691)    (5,948,933)     (665,429)
 Impairment in value.............................                      (131,209)      (131,209)      (14,676)
                                                                     ----------     ----------     ---------
 Net.............................................                     9,468,907     11,759,256     1,315,353
Goodwill--net....................................  1d, 2c, 2l, 4, 11  2,410,080      3,711,914       415,203
Long-term receivables............................                26f    146,539        151,917        16,993
Long-term prepaid pension--net of current portion         2o, 25, 26    284,410        286,240        32,018
Long-term advances...............................             12, 26    202,967         61,801         6,913
Others...........................................     2d, 2h, 15, 26    224,291        293,863        32,871
                                                                     ----------     ----------     ---------
Total Non-Current Assets.........................                    13,513,246     16,862,325     1,886,166
                                                                     ----------     ----------     ---------
TOTAL ASSETS.....................................                    22,348,700     22,002,465     2,461,126
                                                                     ==========     ==========     =========

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (continued)
                               December 31, 2002
                       With Comparative Figures for 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                             2002
                                              Notes      2001      2002    (Note 3)
                                            ---------- --------- --------- --------
                                                          Rp        Rp      U.S.$
                                                       --------- --------- --------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans...........................     15, 26       525   226,184  25,300
Accounts payable--trade....................
 Related parties...........................         26     3,242     5,682     636
 Third parties.............................              201,661   109,047  12,198
Procurement payable........................              988,512   936,605 104,766
Taxes payable..............................         13 2,898,298   248,181  27,761
Accrued expenses........................... 4, 14, 22,
                                            25, 26, 28   305,607   375,204  41,969
Unearned income............................         2m   225,141   526,889  58,936
Deposits from customers....................               16,286    12,667   1,417
Derivative instruments.....................     2p, 28     1,077        --      --
Current maturities of long-term debts...... 2t, 15, 30
 Related party.............................         26
   Government of the Republic of Indonesia.                5,010     5,010     560
 Third parties.............................              813,801   640,036  71,592
Other current liabilities..................               52,417    96,947  10,844
                                                       --------- --------- -------
Total Current Liabilities..................            5,511,577 3,182,452 355,979
                                                       --------- --------- -------

NON-CURRENT LIABILITIES....................
Due to related parties.....................         26     9,968    20,732   2,319
Deferred tax liabilities--net..............     2r, 13   104,163   522,348  58,428
Long-term debts--net of current maturities. 2t, 15, 30
 Related parties...........................         26     8,639 1,696,426 189,757
 Third parties.............................            2,202,405 1,660,767 185,768
Bonds payable..............................     2t, 16 3,323,959 3,957,057 442,624
Other non-current liabilities..............         26   209,323   221,839  24,814
                                                       --------- --------- -------
Total Non-Current Liabilities..............            5,858,457 8,079,169 903,710
                                                       --------- --------- -------
MINORITY INTEREST..........................         2b   238,963   137,442  15,374
                                                       --------- --------- -------

     See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (continued)
                               December 31, 2002
                       With Comparative Figures for 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                              2002
                                                                Notes    2001       2002    (Note 3)
                                                                ----- ---------- ---------- ---------
                                                                          Rp         Rp      U.S.$
                                                                      ---------- ---------- ---------
STOCKHOLDERS' EQUITY
Capital stock--Rp 500 par value per A share and B share
 Authorized--1 A share and 3,999,999,999 B shares
 Issued and fully paid--1 A share and
   1,035,499,999 B shares......................................    17    517,750    517,750    57,914
Premium on capital stock.......................................          673,075    673,075    75,288
Difference in value from restructuring transactions of entities
  under common control......................................... 2c, 4  4,359,259  4,467,740   499,747
Difference in transactions of equity changes in associated
  companies/subsidiaries....................................... 2i, 4    284,197    284,285    31,799
Retained earnings..............................................
 Appropriated..................................................           18,471     14,528     1,625
 Unappropriated................................................        4,886,951  4,646,024   519,690
                                                                      ---------- ---------- ---------
Total Stockholders' Equity.....................................       10,739,703 10,603,402 1,186,063
                                                                      ---------- ---------- ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY.......................................................       22,348,700 22,002,465 2,461,126
                                                                      ========== ========== =========


     See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                         Year Ended December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                                                    2002
                                                                      Notes         2000       2001       2002    (Note 3)
                                                                  -------------- ---------  ---------  ---------  --------
                                                                                     Rp         Rp         Rp      U.S.$
                                                                                 ---------  ---------  ---------  --------
OPERATING REVENUES...............................................         2m, 26
Cellular.........................................................  18, 31, 32,33        --  1,769,907  3,271,652  365,957
International calls.............................................. 19, 31, 32, 33 2,184,008  2,157,492  2,137,939  239,143
Multimedia, Data Communication, Internet ("MIDI")................         15, 20   731,740  1,105,088  1,263,038  141,279
Other services...................................................                   76,496    105,649     94,353   10,554
                                                                                 ---------  ---------  ---------  -------
Total Operating Revenues.........................................                2,992,244  5,138,136  6,766,982  756,933
                                                                                 ---------  ---------  ---------  -------
OPERATING EXPENSES...............................................             2m
Depreciation.....................................................         2j, 10   189,852  1,011,619  1,723,933  192,834
Personnel costs..................................................    2n, 2o, 22,
                                                                          25, 26   324,129    496,268    687,240   76,872
Compensation to telecommunications carriers and service providers     21, 26, 32   555,439    597,538    609,602   68,188
Administration and general.......................................         23, 26   119,126    267,304    454,363   50,824
Maintenance......................................................         2j, 2n    64,861    286,588    302,988   33,891
Leased circuits..................................................                  105,853    133,792    192,161   21,494
Marketing........................................................                   47,967    100,382    148,911   16,657
Other costs of services..........................................         24, 26   109,708    415,841    735,947   82,320
                                                                                 ---------  ---------  ---------  -------
Total Operating Expenses.........................................                1,516,935  3,309,332  4,855,145  543,080
                                                                                 ---------  ---------  ---------  -------

OPERATING INCOME.................................................                1,475,309  1,828,804  1,911,837  213,853
                                                                                 ---------  ---------  ---------  -------

OTHER INCOME (EXPENSES)..........................................             2m
Interest income..................................................             26   173,014    642,075    822,302   91,980
Gain on foreign exchange--net....................................             2q   462,768    524,087    393,820   44,051
Amortization of goodwill.........................................         2l, 11    (2,480)  (321,201)  (753,495) (84,284)
Interest expense.................................................             2t   (18,834)  (402,485)  (566,877) (63,409)
Provision for doubtful interest receivable from convertible bonds              9        --    (19,650)  (287,792) (32,191)
Adjustment of accounts receivable--trade from Telkom.............              6        --         --   (118,018) (13,201)
Consultancy fees.................................................          4, 26        --   (259,811)        --       --
Others--net......................................................         2p, 28   179,870     14,360   (130,524) (14,600)
                                                                                 ---------  ---------  ---------  -------
Other Income (Expenses)--Net.....................................                  794,338    177,375   (640,584) (71,654)
                                                                                 ---------  ---------  ---------  -------
EQUITY IN NET INCOME OF ASSOCIATED COMPANIES.....................          2i, 8    83,469    132,268     72,288    8,086
                                                                                 ---------  ---------  ---------  -------
INCOME BEFORE INCOME TAX.........................................                2,353,116  2,138,447  1,343,541  150,285
                                                                                 ---------  ---------  ---------  -------
INCOME TAX BENEFIT (EXPENSE).....................................         2r, 13
Current..........................................................                 (630,578)  (650,452)  (245,870) (27,503)
Deferred.........................................................                  (57,170)   238,259   (528,491) (59,115)
                                                                                 ---------  ---------  ---------  -------
Income Tax Expense--Net..........................................                 (687,748)  (412,193)  (774,361) (86,617)
                                                                                 ---------  ---------  ---------  -------
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
 SUBSIDIARIES AND PREACQUISITION INCOME..........................                1,665,368  1,726,254    569,180   63,667

     See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF INCOME (continued)
                         Year Ended December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                        2002
                                                Notes    2000       2001      2002    (Note 3)
                                                ----- ---------  ---------  --------  --------
                                                          Rp         Rp        Rp      U.S.$
                                                      ---------  ---------  --------  --------
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES  2b     (23,243)  (273,459)  (27,065)  (3,028)
PREACQUISITION INCOME..........................  1d          --         --  (205,863) (23,027)
                                                      ---------  ---------  --------  -------
NET INCOME.....................................  27   1,642,125  1,452,795   336,252   37,612
                                                      =========  =========  ========  =======
BASIC EARNINGS PER SHARE.......................  2u    1,585.83   1,402.99    324.72     0.04
                                                      =========  =========  ========  =======
BASIC EARNINGS PER ADS (ten B shares per ADS)..  2u   15,858.28  14,029.89  3,247.24     0.36
                                                      =========  =========  ========  =======


   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                         Years Ended December 31, 2002
                  With Comparative Figures for 2000 and 2001
                       (Expressed in millions of Rupiah)

                                                                                                  2000
                                                  -------------------------------------------------------------
                                                        Capital         Difference in Difference in
                                                        Stock--          Value from   Transactions
                                                        Issued  Premium Restructuring   of Equity   Difference
                                                          and     on    Transactions   Changes in   in Foreign
                                                         Fully  Capital  of Entities   Associated    Currency
                   Description                    Notes  Paid    Stock      under      Companies/   Translation
                   -----------                    ----- ------- -------    Common     Subsidiaries  -----------
Balance as of January 1, 2000....................       517,750 673,075  (2,509,987)     578,570       9,667
Increase in equity investment in PT
 Telekomunikasi Selular due to the difference
 between the rupiah par value and the rupiah
 equivalent of the capital contribution in U.S.
 dollar--net of applicable Income Tax of
 Rp 1,095........................................  2i        --      --          --        2,554          --
Increase in PT Satelit Palapa Indonesia's
 difference in transactions of equity changes in
 a subsidiary arising from the translation of the
 financial statements of Satelindo International
 Finance B.V. from U.S. dollar to rupiah--net
 of applicable Income Tax of Rp 42...............  2b        --      --          --           98          --
Increase in difference in foreign currency
 translation arising from the translation of the
 financial statements of Indosat Japan Co., Ltd.
 from Japanese yen to rupiah--net of
 applicable Income Tax of Rp 1,212...............  2b        --      --          --           --       2,828
Resolution during the Annual Stockholders'
 General Meeting on April 20, 2000
   Declaration of cash dividend..................  27        --      --          --           --          --
   Appropriation for reserve fund................  27        --      --          --           --          --
Net income for the year..........................            --      --          --           --          --
                                                        ------- -------  ----------      -------      ------
Balance as of December 31, 2000..................       517,750 673,075  (2,509,987)     581,222      12,495
                                                        ======= =======  ==========      =======      ======

                                                  --------------------------------------



                                                       Retained Earnings
                                                  --------------------------
                   Description                    Appropriated Unappropriated    Net
                   -----------                    ------------ -------------- ---------
Balance as of January 1, 2000....................    11,426      3,120,446    2,400,947
Increase in equity investment in PT
 Telekomunikasi Selular due to the difference
 between the rupiah par value and the rupiah
 equivalent of the capital contribution in U.S.
 dollar--net of applicable Income Tax of
 Rp 1,095........................................        --             --        2,554
Increase in PT Satelit Palapa Indonesia's
 difference in transactions of equity changes in
 a subsidiary arising from the translation of the
 financial statements of Satelindo International
 Finance B.V. from U.S. dollar to rupiah--net
 of applicable Income Tax of Rp 42...............        --             --           98
Increase in difference in foreign currency
 translation arising from the translation of the
 financial statements of Indosat Japan Co., Ltd.
 from Japanese yen to rupiah--net of
 applicable Income Tax of Rp 1,212...............        --             --        2,828
Resolution during the Annual Stockholders'
 General Meeting on April 20, 2000
   Declaration of cash dividend..................        --       (689,643)    (689,643)
   Appropriation for reserve fund................     2,789         (2,789)          --
Net income for the year..........................        --      1,642,125    1,642,125
                                                     ------      ---------    ---------
Balance as of December 31, 2000..................    14,215      4,070,139    3,358,909
                                                     ======      =========    =========

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                         Years Ended December 31, 2002
                  With Comparative Figures for 2000 and 2001
                       (Expressed in millions of Rupiah)

                                                                                                          2001
                                                          -------------------------------------------------------------
                                                                Capital         Difference in Difference in
                                                                Stock--          Value from   Transactions
                                                                Issued  Premium Restructuring   of Equity   Difference
                                                                  and     on    Transactions   Changes in   in Foreign
                                                                 Fully  Capital  of Entities   Associated    Currency
                       Description                        Notes  Paid    Stock      under      Companies/   Translation
                       -----------                        ----- ------- -------    Common     Subsidiaries  -----------
Balance as of January 1, 2001............................       517,750 673,075  (2,509,987)     581,222       12,495
Adjustment arising from sales of equity interest in PT
 Telekomunikasi Selular using the pooling-of-interests
 method--net of applicable Income Tax of Rp
 2,943,963............................................... 2i, 4      --      --   6,869,246     (297,031)          --
Increase in PT Satelit Palapa Indonesia's difference in
 transactions of equity changes in a subsidiary arising
 from the translation of the financial statements of
 Satelindo International Finance B.V. from U.S. dollar
 to rupiah--net of applicable Income Tax of Rp 3.........    2b      --      --          --            6           --
Decrease in difference in foreign currency translation
 arising from the translation of the financial statements
 of Indosat Japan Co., Ltd. from Japanese yen to
 rupiah--net of applicable Income Tax of Rp 5,355........    2b      --      --          --           --      (12,495)
Resolution during the Annual Stockholders' General
 Meeting on May 10, 2001
  Declaration of cash dividend...........................    27      --      --          --           --           --
  Appropriation for reserve fund.........................    27      --      --          --           --           --
Net income for the year..................................            --      --          --           --           --
                                                                ------- -------  ----------     --------      -------
Balance as of December 31, 2001..........................       517,750 673,075   4,359,259      284,197           --
                                                                ======= =======  ==========     ========      =======

                                                          ---------------------------------------



                                                               Retained Earnings
                                                          --------------------------
                       Description                        Appropriated Unappropriated     Net
                       -----------                        ------------ -------------- ----------
Balance as of January 1, 2001............................    14,215      4,070,139     3,358,909
Adjustment arising from sales of equity interest in PT
 Telekomunikasi Selular using the pooling-of-interests
 method--net of applicable Income Tax of Rp
 2,943,963...............................................        --             --     6,572,215
Increase in PT Satelit Palapa Indonesia's difference in
 transactions of equity changes in a subsidiary arising
 from the translation of the financial statements of
 Satelindo International Finance B.V. from U.S. dollar
 to rupiah--net of applicable Income Tax of Rp 3.........        --             --             6
Decrease in difference in foreign currency translation
 arising from the translation of the financial statements
 of Indosat Japan Co., Ltd. from Japanese yen to
 rupiah--net of applicable Income Tax of Rp 5,355........        --             --       (12,495)
Resolution during the Annual Stockholders' General
 Meeting on May 10, 2001
  Declaration of cash dividend...........................        --       (631,727)     (631,727)
  Appropriation for reserve fund.........................     4,256         (4,256)           --
Net income for the year..................................        --      1,452,795     1,452,795
                                                             ------      ---------    ----------
Balance as of December 31, 2001..........................    18,471      4,886,951    10,739,703
                                                             ======      =========    ==========

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                         Years Ended December 31, 2002
                  With Comparative Figures for 2000 and 2001
                       (Expressed in millions of Rupiah)

                                                                                                                  2002
                                                                        -------------------------------------------------
                                                                              Capital         Difference in Difference in
                                                                              Stock--          Value from   Transactions
                                                                              Issued  Premium Restructuring   of Equity
                                                                                and     on    Transactions   Changes in
                                                                               Fully  Capital  of Entities   Associated
                              Description                               Notes  Paid    Stock      under      Companies/
                              -----------                               ----- ------- -------    Common     Subsidiaries
Balance as of January 1, 2002..........................................       517,750 673,075   4,359,259      284,197
Adjustment on difference in value from restructuring transactions of entities under common control of PT Indosatcom Adimarga, a
 subsidiary, due to adoption of Financial Accounting Standards
 ("SAK") 46, "Accounting for Income Tax"...............................    2r      --      --        (704)          --
Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom
 which was accounted for under the pooling-of-interests method......... 2i, 9      --      --     109,185           --
Increase in PT Satelit Palapa Indonesia's difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance B.V. from
 U.S. dollar to rupiah--net of applicable Income Tax of Rp 38..........    2b      --      --          --           88
Resolution during the Annual Stockholders' General Meeting on
 June 20, 2002
  Declaration of cash dividend.........................................    27      --      --          --           --
  Appropriation for reserve fund.......................................    27      --      --          --           --
Net income for the year................................................            --      --          --           --
                                                                              ------- -------   ---------      -------
Balance as of December 31, 2002........................................       517,750 673,075   4,467,740      284,285
                                                                              ======= =======   =========      =======

                                                                        ---------------------------------------



                                                                             Retained Earnings
                                                                        --------------------------
                              Description                               Appropriated Unappropriated     Net
                              -----------                               ------------ -------------- ----------
Balance as of January 1, 2002..........................................    18,471      4,886,951    10,739,703
Adjustment on difference in value from restructuring transactions of entities under common control of PT Indosatcom Adimarga, a
 subsidiary, due to adoption of Financial Accounting Standards
 ("SAK") 46, "Accounting for Income Tax"...............................        --             --          (704)
Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom
 which was accounted for under the pooling-of-interests method.........        --             --       109,185
Increase in PT Satelit Palapa Indonesia's difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance B.V. from
 U.S. dollar to rupiah--net of applicable Income Tax of Rp 38..........        --             --            88
Resolution during the Annual Stockholders' General Meeting on
 June 20, 2002
  Declaration of cash dividend.........................................        --       (581,122)     (581,122)
  Appropriation for reserve fund.......................................    (3,943)         3,943            --
Net income for the year................................................        --        336,252       336,252
                                                                           ------      ---------    ----------
Balance as of December 31, 2002........................................    14,528      4,646,024    10,603,402
                                                                           ======      =========    ==========

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         Years Ended December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

                                                                                                                      2002
                                                                                   2000        2001        2002     (Note 3)
                                                                                ----------  ----------  ----------  --------
                                                                          Notes     Rp          Rp          Rp       U.S.$
                                                                          ----- ----------  ----------  ----------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
   Customers.............................................................        2,988,755   5,542,173   6,629,463   741,551
   Interest income.......................................................          160,434     593,184     730,690    81,733
   Other income--net.....................................................          735,388     289,025          --        --
Cash paid for:
   Employees and suppliers...............................................       (1,821,136) (3,380,447) (3,058,479) (342,112)
   Taxes.................................................................         (578,336) (1,128,660) (2,713,930) (303,572)
   Interest expense......................................................          (29,152)   (338,085)   (598,876)  (66,988)
   Other operating expenses..............................................          (16,827)    (23,505)   (198,223)  (22,173)
   Other expenses--net...................................................               --          --    (446,161)  (49,906)
                                                                                ----------  ----------  ----------  --------
Net Cash Provided by Operating Activities................................        1,439,126   1,553,685     344,484    38,533
                                                                                ----------  ----------  ----------  --------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investment--net of acquisition of investments under
   cross-ownership transactions..........................................   4           --   5,967,430   2,255,129   252,252
Additional advances for purchase of property and equipment...............               --     (13,476)         --        --
Proceeds from sale of other long-term investment.........................   9           --          --      80,646     9,021
Proceeds from sale of property and equipment.............................            3,082       5,561       3,412       382
Acquisition of property and equipment....................................         (275,846) (2,638,802) (3,468,274) (387,951)
Acquisition of 25% equity interest in PT Satelit Palapa Indonesia........   1           --          --  (2,824,250) (315,912)
Increase in restricted cash and cash equivalents.........................           (3,577)    (33,523)   (151,166)  (16,909)
Additional short-term investments........................................               --          --     (67,625)   (7,564)
Proceeds from liquidation of a subsidiary................................               --      15,008          --        --
Compensation from Intelsat for the use of capital........................           27,376       9,773          --        --
Acquisition of equity in PT Bimagraha Telekomindo........................   4           --  (4,235,859)         --        --
Additional investments in associated companies...........................           (2,400)       (100)         --        --
Proceeds from sale of other investments..................................              188          --          --        --
                                                                                ----------  ----------  ----------  --------
Net Cash Used in Investing Activities....................................         (251,177)   (923,988) (4,172,128) (466,681)
                                                                                ----------  ----------  ----------  --------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debts............................................            2,032     406,097   3,784,065   423,273
Proceeds from bonds payable..............................................  16           --   1,000,000   1,250,000   139,821
Proceeds from short-term loans...........................................            1,567          --     665,284    74,417
Proceeds from the exercise of derivative instruments.....................           23,619      41,628      36,984     4,137
Repayment of long-term debts.............................................          (19,210)   (412,184) (2,388,960) (267,221)
Cash dividends paid......................................................         (689,643)   (631,727)   (581,122)  (65,002)
Repayment of short-term loans............................................               --      (1,482)   (446,525)  (49,947)
Repayment of bonds payable...............................................               --          --    (299,968)  (33,554)
                                                                                ----------  ----------  ----------  --------

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                         Years Ended December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)


                                                                                             2000            2001
                                                                                          ---------       ----------
                                                                                    Notes     Rp              Rp
                                                                                    ----- ---------       ----------
Net Cash Provided by (Used in) Financing Activities................................        (681,635)         402,332
                                                                                          ---------       ----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.......................................................................         506,314        1,032,029
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.....................................       1,898,834        2,405,148
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS FROM
 NEW SUBSIDIARIES ACQUIRED.........................................................              --        1,200,619
                                                                                          ---------       ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR...........................................   5   2,405,148        4,637,796
                                                                                          =========       ==========
DETAILS OF CASH AND CASH EQUIVALENTS:
Cash on hand and in banks..........................................................          57,674          144,039
Time deposits with original maturities of three months or less.....................       2,347,474        4,493,757
                                                                                          ---------       ----------
Cash and cash equivalents as stated in the consolidated balance sheets.............       2,405,148        4,637,796
                                                                                          =========       ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Transactions not affecting cash flows:
   Difference in value from restructuring transactions of entities under
    common control.................................................................              --        6,869,246
   Dividend distribution in the form of unsecured convertible bonds................              --               --
   Capitalization of interest expense to related properties under construction
    and installation...............................................................  10          --           15,694
   Capitalization of foreign exchange loss to related properties under
    construction and installation..................................................  10          --           25,747
   Difference in transactions of equity changes in associated companies/
    subsidiaries...................................................................           2,652         (297,025)
   Outstanding receivable arising from cross-ownership transactions (part of
    accounts receivable--others-related parties)...................................              --        2,259,180
   Assets and liabilities held by subsidiaries at the time of equity acquisitions
    Current assets.................................................................              --        2,009,427
    Non-current assets.............................................................              --        4,971,848
    Current liabilities............................................................              --       (2,088,545)
    Non-current liabilities........................................................              --       (5,538,169)

                                                                                                       2002
                                                                                       2002          (Note 3)
                                                                                    ----------       --------
                                                                                        Rp            U.S.$
                                                                                    ----------       --------
Net Cash Provided by (Used in) Financing Activities................................  2,019,758        225,924
                                                                                    ----------       --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS....................................................................... (1,807,886)      (202,224)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.....................................  4,637,796        518,769
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS FROM
 NEW SUBSIDIARIES ACQUIRED.........................................................      1,850            207
                                                                                    ----------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...........................................  2,831,760        316,752
                                                                                    ==========       ========
DETAILS OF CASH AND CASH EQUIVALENTS:
Cash on hand and in banks..........................................................    430,480         48,152
Time deposits with original maturities of three months or less.....................  2,401,280        268,600
                                                                                    ----------       --------
Cash and cash equivalents as stated in the consolidated balance sheets.............  2,831,760        316,752
                                                                                    ==========       ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Transactions not affecting cash flows:
   Difference in value from restructuring transactions of entities under
    common control.................................................................    108,481         12,134
   Dividend distribution in the form of unsecured convertible bonds................      6,106            683
   Capitalization of interest expense to related properties under construction
    and installation...............................................................     49,443          5,531
   Capitalization of foreign exchange loss to related properties under
    construction and installation..................................................        502             56
   Difference in transactions of equity changes in associated companies/
    subsidiaries...................................................................         88             10
   Outstanding receivable arising from cross-ownership transactions (part of
    accounts receivable--others-related parties)...................................         --             --
   Assets and liabilities held by subsidiaries at the time of equity acquisitions
    Current assets.................................................................      2,668       298
    Non-current assets.............................................................      6,341       709
    Current liabilities............................................................     (5,917)     (662)
    Non-current liabilities........................................................         --        --

   See accompanying Notes to Consolidated Financial Statements which are an integral part of the consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

1.  GENERAL

  a.  Company's Establishment

   Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk ("the Company") was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. The Company's articles of association has been amended from time to time. The latest amendment is covered by notarial deed No. 42 dated December 27, 2002 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) concerning, among others, changes in capital structure, Board of Directors and Board of Commissioners.

   Based on a resolution at the Company's Annual General Stockholders' Meeting held on December 27, 2002 which was covered by notarial deed No. 6 dated January 8, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.), the stockholders approved to change the status of the Company to become a Foreign Capital Investment Company under Law No. 1 of 1967 of the Republic of Indonesia as amended by Law No. 11 of 1970 (see Note 37b). The stockholders also resolved to amend the Company's articles of association concerning the changes in the following:

   .   Name and domicile of the Company;

   .   Number of years the Company shall exist;

   .   Purposes, objectives and business activities of the Company.

   As of December 31, 2002, the new articles of association of the Company has not yet been approved by the Ministry of Justice and Human Rights of the Republic of Indonesia.

   According to article 3 of its articles of association, the Company shall engage in providing network and/or telecommunications services and informatics by conducting the following activities:

   .   Provision of networks, telecommunications services and informatics;

   . Planning, construction and procurement of telecommunications facilities and informatics, including supporting resources;

   . Operation (covering marketing of network and/or telecommunications services and informatics provided by the Company), maintenance and development of and research on telecommunications means and/or facilities and informatics, and conduct of education and training within or outside the country; and

   .   Development of networks, telecommunications services and informatics.

   The Company started its commercial operations in 1969.

   Currently, the Company's principal business is to provide international switching telecommunications services, including international calls, telex, telegram, packet net, store and forward facsimile service, and Inmarsat services for mobile communications. The Company also provides a variety of non-switched

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

international telecommunications services, such as low- and high-speed leased lines, video link, TV link, Integrated Services Digital Network ("ISDN") services, and other services that typically involve the transmission of data or video rather than voice traffic.

   Based on Law No. 3 of 1989 on Telecommunications, pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider and organizing entity.

   In 1999, the Government issued Law No. 36 on Telecommunications which took effect starting in September 2000. Under the Law, telecommunications activities cover:

   .   Telecommunications networks

   .   Telecommunications services

   .   Special telecommunications services.

   National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

   Law No. 36 prohibits activities that result in monopolistic practices and unhealthy competition.

   On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System ("DCS") 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. This in-principle license is valid for two years provided that the Company is able to develop a national coverage of at least 10% of the country's populated geographic area within two years. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company's newly established subsidiary, PT Indosat Multi Media Mobile (see "d" below).

   On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom's right on local and domestic long-distance telecommunications services. The Company's in-principle licenses for local and domestic long-distance telecommunications services are valid for 2 years from the date of issuance to give the Company sufficient time for the construction and commercial preparation for the provision of such services.

   On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications granted the Company an in-principle license for voice over internet protocol ("VoIP") service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company's operating license for voice over internet protocol will be evaluated every 5 years from the date of issuance.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on November 30, 2002, after the values of the above licenses granted to Telkom and the Company have been determined by an independent appraiser as compensations to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively. As of December 31, 2002, the result of the independent appraisal has not yet been finalized.

   The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam and Surabaya.

  b.  Company's Public Offerings

   All of the Company's B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company's American Depository Shares (ADS, each representing 10 B shares) have also been traded on the New York Stock Exchange since 1994.

  c.  Employees, Directors and Commissioners

   Based on a resolution at each of the Company's:

   . Stockholders' Extraordinary Meeting held on April 20, 2000 which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date

   . Annual Stockholders' General Meeting held on May 10, 2001 which is notarized under Deed No. 32 of Poerbaningsih Adi Warsito, S.H. on the same date

   . Stockholders' Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date the composition of the Board of Commissioners as of December 31, 2000, 2001 and 2002 is as follows:

                                2000 and 2001                    2002
                       ------------------------------- -------------------------
President Commissioner Wisnu Askari Marantika          Peter Seah Lim Huat
Commissioner.......... Achmad Rivai *                  Achmad Rivai *
Commissioner.......... Soebagijo Soemodihardjo         Soebagijo Soemodihardjo *
Commissioner.......... Abdul Anshari Ritonga           Lee Theng Kiat
Commissioner.......... Muwardi Pangarihutan Simatupang Sio Tat Hiang
Commissioner.......... --                              Lim Ah Doo *
Commissioner.......... --                              Sum Soon Lim
Commissioner.......... --                              Roes Aryawidjaya
Commissioner.......... --                              Umar Rusdi

--------
* Independent Commissioner

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Based on a resolution at each of the Company's:

   . Stockholders' Extraordinary Meeting held on April 20, 2000, which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date

   . Stockholders' Extraordinary Meeting held on December 27, 2002, which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date the composition of the Board of Directors as of December 31, 2000, 2001 and 2002 is as follows:

                                     2000 and 2001                   2002
                             ----------------------------- -------------------------
President Director.......... Hari Kartana                  Widya Purnama
Vice President Director..... --                            Ng Eng Ho
Executive Vice President,
  Corporate Development..... Budi Prasetyo                 --
Executive Vice President,
  Marketing and Sales....... Guntur Siregar                --
Executive Vice President,
  Operations and Engineering Garuda Sugardo                --
Executive Vice President,
  Finance and Administration Dibyanto Habimono Koesoebjono --
Executive Vice President.... --                            Junino Jahja
Executive Vice President.... --                            Wityasmoro Sih Handayanto
Executive Vice President.... --                            Hasnul Suhaimi
Executive Vice President.... --                            Emil Soedarmo
Executive Vice President.... --                            Joseph Chan Lam Seng
Executive Vice President.... --                            Nicholas Tan Kok Peng
Executive Vice President.... --                            Raymond Tan Kim Meng

   The Company and its subsidiaries (collectively referred to hereafter as "the Companies") have approximately 5,550 and 5,980 employees, including non-permanent employees, as of December 31, 2001 and 2002, respectively.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  d.  Structure of the Company's Subsidiaries

   The Company has direct and indirect equity ownership in the following subsidiaries:

                                                                          Percentage of    Total Assets
                                                                            Ownership   (Before Elimination)
                                                                          ------------- -------------------
                                                                Start of
                                                               Commercial  2001   2002    2001       2002
       Name of Subsidiary         Location  Principal Activity Operations  (%)    (%)     (Rp)       (Rp)
       ------------------         --------- ------------------ ---------- ------ ------ ---------  ---------
PT Satelit Palapa Indonesia...... Jakarta   Telecommunication     1993     75.00 100.00 6,606,631  7,356,377
Satelindo International
 Finance B.V..................... Amsterdam Finance               1996     75.00 100.00 2,240,996  1,626,937
PT Satelindo Multi Media......... Jakarta   Multimedia            1999     74.70  99.60     9,322     11,961
PT Indosat Multi Media Mobile.... Jakarta   Telecommunication     2001     99.94  99.94 2,392,870  3,374,847
PT Bimagraha Telekomindo......... Jakarta   Holding Company       1992    100.00 100.00   247,172    843,627
PT Aplikanusa Lintasarta......... Jakarta   Data                  1989     69.46  69.46   534,504    603,858
                                             Communication
PT Artajasa Pembayaran Elektronis Jakarta   Telecommunication     2000        --  45.15        --     59,714
PT Indosat Mega Media............ Jakarta   Multimedia            2001     99.84  99.84   278,386    315,233
PT Sisindosat Lintasbuana........ Jakarta   Information           1990     95.64  96.87   119,166    130,656
                                             Technology
PT Asitelindo Data Buana......... Jakarta   Multimedia            1997     48.78  49.40    10,324      9,822
PT Indosatcom Adimarga........... Jakarta   Telecommunication     2000     99.94  99.94     9,308      7,055
Indosat Japan Co., Ltd. *........ Tokyo     Broadcasting            --        --     --        --         --

--------
* liquidated in 2001

  PT Satelit Palapa Indonesia ("Satelindo")

   Satelindo is engaged in providing Global System for Mobile Communication ("GSM") telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company's initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp 1,000 per share to Deutsche Telekom Mobilfunk GmbH ("DeTeMobil"), a subsidiary of Deutsche Telekom AG, for Rp 1,300,334 (U.S.$ 586,000). The issuance of the new shares decreased the Company's equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH ("DeTeAsia"), another wholly owned subsidiary of Deutsche Telekom AG.

   On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo (see Note 4). On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo has 45% equity interest in Satelindo. As a result of these transactions, the Company's total equity interest in Satelindo increased to 75% effective May 31, 2001.

   On May 20, 2002, the Company entered into a sale and purchase of shares agreement ("SPA") with DeTeAsia, the owner of 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo for a total consideration of U.S.$ 325,000 (equivalent to Rp 2,824,250). After the purchase of these

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp 2,055,329 (see Note 11). This transaction was approved by the Company's stockholders at the Stockholders' Extraordinary Meeting held on June 20, 2002.

   Based on the independent assessment made by an Independent Valuer in their report dated May 15, 2002, they have the opinion that the acquisition price of Satelindo from DeTeAsia is fair and reasonable. The independent assessment was made in accordance with the Indonesian Capital Market Supervisory Agency ("BAPEPAM") Regulation No. IX.E.2, "Material Transactions and Changes in Core Business Activities" dated February 20, 2001.

   Satelindo has 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya).

   On July 25, 2002, the Company made a capital injection to Satelindo amounting to U.S.$ 75,000 from the proceeds of a loan obtained from PT Bank Central Asia Tbk ("BCA"--see Note 15).

   Shares of Satelindo are pledged as collateral for a long-term loan obtained by the Company from BCA (see Note 15).

  Satelindo International Finance B.V. ("SIB")

   SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo's borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds (see Note 16).

  PT Satelindo Multi Media ("SMM")

   SMM was established in 1999 and is engaged in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

   In August 2002, Satelindo appealed to its creditors or their facility agents under the Master Restructuring Agreement dated May 31, 2000 (see Notes 15 and
30) to liquidate SMM. Up to May 30, 2003, the required quorum necessary for the creditors or their facility agents to consent to the liquidation has not been met.

  PT Indosat Multi Media Mobile ("IM3")

   IM3, which was established in July 2001, is engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp 1,728,278 in 2001.

   Based on a resolution in IM3's Stockholders' Extraordinary Meeting held on November 20, 2001, the Company transferred to IM3 all of the Company's rights and obligations related to its agreements with third

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

parties (vendors/contractors) regarding the procurement of property and equipment, Subscriber Identification Module ("SIM") card, pulse reload voucher, etc., which agreements were made when IM3 was not yet established and was still part of the Company under its Mobile Division.

  PT Bimagraha Telekomindo ("Bimagraha")

   Bimagraha is a non-operating holding company. It has 42.5% equity interest in Satelindo, which is its only equity investment.

  PT Aplikanusa Lintasarta ("Lintasarta")

   Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company's initial investment in Lintasarta was made in 1988.

   On May 16, 2001, the Company acquired Telkom's 37.21% equity interest in Lintasarta and increased the Company's total equity interest in Lintasarta from 32.25% to 69.46% (see Note 4).

  PT Artajasa Pembayaran Elektronis ("APE")

   Lintasarta has 40% equity interest in APE, a company engaged in telecommunication and information services.

   On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta will transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp 30,286 in exchange for APE's shares of stock that would increase Lintasarta's equity interest in APE from 40% to 65%.

  PT Indosat Mega Media ("IMM")

   IMM is engaged in providing multimedia services and creating multimedia products and programs. In August 2001, the Company transferred all of its internet business and property and equipment to IMM. The Company also transferred a portion of its internet receivables as of July 31, 2001 to IMM.

  PT Sisindosat Lintasbuana ("Sisindosat")

   Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

   On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp 42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company's equity interest from 95.64% to 96.87%.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  PT Asitelindo Data Buana ("Asiatel")

   Asiatel is engaged in audio-text services, and providing hardware and software for telecommunications services.

  PT Indosatcom Adimarga ("Indosatcom")

   Indosatcom (previously known as PT Indokomsat Lintas Dunia or "Indokomsat") is engaged in providing satellite-based telecommunications services and facilities and other related services.

   Based on notarial deed No. 25 dated December 17, 2002 of Soetjipto, S.H., IMM and Indosatcom stockholders agreed to merge Indosatcom into IMM in exchange for IMM's newly issued shares of stock amounting to Rp 3,372. It was also agreed that the net assets used for the exchange are Indosatcom's unaudited net assets as of September 30, 2002.

   As of December 31, 2002, the merger has not yet been effective since it has not been approved by the Investment Coordinating Board.

  Indosat Japan Co., Ltd. ("IJCL")

   IJCL, a wholly owned subsidiary incorporated in Tokyo, Japan, was supposed to engage in cable television and radio broadcasting services in Japan. IJCL had not started its commercial operations up to May 1, 2001, when it started to undergo liquidation process which was completed in August 2001.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a.  Basis of Consolidated Financial Statements

   The consolidated financial statements are presented using the historical cost basis of accounting, except for derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value, or accounted for under the equity method for those investments made in associated companies (representing equity interest of at least 20% but not more than 50%).

   The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

   The reporting currency used in the consolidated financial statements is the rupiah.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  b.  Principles of Consolidation

   The consolidated financial statements include the Company's accounts and those of its subsidiaries as follows:

                                      Equity Interest (%)
                                      --------------------
                                       2000   2001   2002
                                      ------ ------ ------
                      Satelindo......     --  30.00  57.50
                         . SIB.......     --  30.00  57.50
                         . SMM.......     --  29.88  57.27
                      Bimagraha......     -- 100.00 100.00
                         . Satelindo.     --  45.00  42.50
                           -- SIB....     --  45.00  42.50
                           -- SMM....     --  44.82  42.33
                      Lintasarta.....  69.46  69.46  69.46
                         . APE.......     --     --  45.15
                      Sisindosat.....  95.64  95.64  96.87
                         . Asiatel...  48.78  48.78  49.40
                      IJCL........... 100.00     --     --
                      IMM............  99.50  99.84  99.84
                      Indosatcom.....  95.00  99.94  99.94
                      IM3............     --  99.94  99.94

   Effective May 31, 2001, the net assets of Satelindo and its subsidiaries (SIB and SMM) were consolidated as a result of the Company's effective ownership of 75% (see Note 4), while prior to May 31, 2001, the 7.5% investment in Satelindo was accounted for using the cost method.

   The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

   The accounts of IJCL were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts (JPY 1 to Rp 75.79 for 2000). The resulting differences arising from the translations of the financial statements of IJCL are presented as part of "Difference in Foreign Currency Translation" under the Stockholders' Equity section of the consolidated balance sheets. In 2001, IJCL was liquidated (see Note 1d).

   Minority interest in Subsidiaries represents the minority stockholders' proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

  c.  Accounting for Acquired Businesses

   The cross-ownership transactions with Telkom (see Note 4) have been accounted for as reorganizations of companies under common control (pooling-of-interests method), taking into account that the Company and Telkom are under the common control of the Government of the Republic of Indonesia. Under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities have been combined, as if they

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

were a single entity for all periods presented, in accordance with SAK 38, "Accounting for Restructuring Transactions of Entities under Common Control". The difference between the net consideration paid or received and book values, net of applicable Income Tax, is shown under Stockholders' Equity as "Difference in Value from Restructuring Transactions of Entities under Common Control".

   The acquisition of 100% equity interest in Bimagraha (see Note 4) has been accounted for using the purchase method, in accordance with SAK 22, "Accounting for Business Combinations". Under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

  d.  Cash and Cash Equivalents

   Time deposits and other short-term investments with original maturities of three months or less at the time of placement or purchase are considered as "Cash Equivalents".

   Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-Current Assets--Others.

  e.  Short-term Investments

   Short-term Investments consist of:

1.  Investment in debt securities

       Investment in debt securities which are classified as available-for-sale are recorded at fair value in accordance with SAK 50, "Accounting for Investments in Certain Securities". Any unrealized gain (loss) at balance sheet date is credited (charged) to "Unrealized Holding Gain
       (Loss) on Marketable Securities" which is a component of Stockholders' Equity and will be recognized as income or loss upon realization.

2.  Mutual funds

       Mutual funds are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

  f.  Allowance for Doubtful Accounts

   Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

  g.  Inventories

   Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. The principal method used to determine cost is the moving-average method.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  h.  Prepaid Expenses

   Prepaid expenses, mainly salaries, rental and insurance, are amortized over the periods benefited using the straight-line method. The non-current portion of prepaid expenses is shown as part of "Non-Current Assets--Others".

  i.  Investments

   Investments consist of:

    .   Investments in associated companies

        Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies' share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies' proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

        At the time an investee that is accounted for under the equity method sells its shares to unrelated parties at a price different from its book value, the investor's net investment in that investee is affected. The investor's net investment is also affected when the contribution to the capital stock of an investee made in foreign currency results in additional paid-in capital representing the difference between the rupiah par value and the rupiah equivalent of the contribution at the date of receipt. The Companies recognize the resulting change in their net investment in the investee by a credit or charge to "Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries", net of applicable Income Tax, after adjusting their equity in the investee to conform with their accounting policies.

    . Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost.

    . Investments in equity shares which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  j.  Property and Equipment

   Property and equipment are stated at cost (which includes certain borrowing costs on funds used to finance the acquisition of property and equipment), less accumulated depreciation and impairment in value. Borrowing costs are capitalized in accordance with the maximum capitalization provisions in SAK 26. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                           Years
                                                          -------
              Buildings.................................. 3 to 20
              Submarine cables...........................   15
              Earth stations.............................   15
              Inland link................................   15
              Switching equipment........................   15
              Telecommunications peripherals.............    5
              Information technology equipment........... 5 to 10
              Office equipment........................... 3 to 6
              Building and leasehold improvements........    5
              Vehicles...................................    5
              Cellular technical equipment
                 Base station subsystem.................. 5 to 15
                 Network switching subsystem............. 5 to 10
                 Operating support subsystem.............    5
              Satellite technical equipment
                 Satellites..............................   12
                 Master control station..................   15
                 Customer premises equipment.............   15
              Transmission and cross-connection equipment
                 Transmission equipment.................. 5 to 24
                 Cross-connection equipment.............. 8 to 10

   Landrights are stated at cost.

   The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

   Properties under construction and installation represent cellular technical equipment, telecommunications peripherals, submarine cables, inland link, building and leasehold improvements, information technology equipment, switching equipment, building, transmission and cross-connection equipment, satellite technical equipment, and other equipment under installation.

   All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Gain on foreign

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

exchange that can be attributed to the qualifying assets is adjusted to the Properties under Construction and Installation account. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

  k.  Impairment of Assets Value

   In accordance with SAK 48, "Impairment of Assets Value", the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment of assets is recognized as a charge to current operations.

  l.  Goodwill

   At the time the Companies acquire a subsidiary which is not an entity under common control, any excess of acquisition cost over the Companies' interest in the fair value of the subsidiary's identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over five years. The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

  m.  Revenue and Expense Recognition

  International Calls

   Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international calls traffic is recognized on the basis of the actual recorded traffic for the year. Income from international calls traffic from overseas international carriers, for which statements have not been received, is estimated from historical data.

   Operating revenues for interconnection services under interconnection agreement based on revenue-sharing arrangement (see Note 33) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (see Note 32), are reported on a gross basis, before interconnection expenses (see Note 21) but after allocations to overseas international carriers. These interconnection expenses are accounted for as operating expenses in the year these are incurred.

  Cellular

   Revenues from service connections (connection fees) are recognized as income at the time the connections take place and those from usage and monthly subscription charges are recognized when earned.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Prepaid revenues, which consist of sale of starter packs and pulse reload vouchers, are recognized as follows:

   . Starter pack sales are recognized upon delivery of starter packs to distributors, dealers or directly to customers.

   . Pulse reload voucher sales to dealers or customers are initially recorded as unearned income and then proportionately recognized as usage revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

   Revenues from interconnections with operators (usage revenue) are recognized monthly on the basis of the actual recorded traffic for the month.

  MIDI

   Satellite revenues are recognized on the straight line method over the lease periods. Revenue from sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method.

   Revenues from other MIDI services are recognized when the services are rendered.

  Other Services

   Revenues from other services are recognized when the services are rendered.

  Expenses

   Expenses are recognized when incurred (accrual basis).

  n.  Personnel Costs

   Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets. Personnel costs directly related to the maintenance of property and equipment are reflected in maintenance expense.

  o.  Pension Plan

   Pension costs are accounted for on a basis consistent with SAK 24, "Accounting for Pension Benefit Cost". Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees at amounts ranging from 10%-20% of the employees' basic monthly salaries.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  p.  Derivative Instruments

   Effective January 1, 2001, derivative instruments are accounted for in accordance with SAK 55 (as revised), "Accounting for Derivative Instruments and Hedging Activities". SAK 55 establishes the accounting and reporting standards which require that every derivative instrument be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow derivative gains and losses to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. All of the Companies' derivative instruments are not designated as effective hedging instruments for accounting purposes.

  q.  Foreign Currency Transactions and Balances

   Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

   For December 31, 2001 and 2002, the rates of exchange used were Rp 10,400 to U.S.$ 1 and Rp 8,940 to U.S.$ 1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia during the year.

  r.  Income Tax

   The Companies use the liability method of accounting for Income Tax, in accordance with SAK 46, "Accounting for Income Tax". The liability method reflects in the consolidated balance sheets the tax effects of temporary differences between financial reporting and Income Tax purposes, including tax loss carry-overs. Those differences result in taxable or deductible amounts in determining taxable profit of future periods as the carrying amount of the asset or liability is recovered or settled. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders' equity (e.g. gain on sale of investment in PT Telekomunikasi Selular, which is credited to stockholders' equity under "Difference in Value from Restructuring Transactions of Entities under Common Control" account).

   For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

  s.  Segment Reporting

   In 2000, the Indonesian Institute of Accountants revised SAK 5, "Segment Reporting", which requires publicly-listed companies to apply segment reporting in their financial statements after January 1, 2002. The financial information which is used by management for evaluating the segment performance is presented in Note 35.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  t.   Debt Restructuring

   The effect of debt restructuring is accounted for in accordance with SAK 54, "Accounting for Troubled Debt Restructurings", which requires the interest expense on the restructured loans to be calculated using the effective interest rates.

  u.  Basic Earnings per Share and Basic Earnings per ADS

   In accordance with SAK 56, "Earnings Per Share", basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. The net income is Rp 1,642,125, Rp 1,452,795 and Rp 336,252 for the years ended December 31, 2000, 2001 and 2002, respectively. The weighted average number of shares is 1,035,500,000 shares in 2000, 2001 and 2002.

   Basic earnings per ADS is computed by multiplying basic earnings per share by 10, which is equal to the number of shares per ADS.

  v.  Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

   The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (U.S.$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2002 of Rp 8,940 to U.S.$ 1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.  CROSS-OWNERSHIP TRANSACTIONS WITH TELKOM AND ACQUISITION OF BIMAGRAHA

   As part of its plans to diversify its business to include mobile/cellular, fixed line, backbone, and internet/multimedia, the Company entered into the following transactions with Telkom on April 3, 2001 to consolidate their cross-ownership in certain companies and to acquire new business:

   . the sale of the Company's 35% equity interest in PT Telekomunikasi Selular ("Telkomsel") for the rupiah equivalent of U.S.$ 945,000;

   . the acquisition of Telkom's 22.5% equity interest in Satelindo for the rupiah equivalent of U.S.$ 186,000, of which 7.26% equity interest was subject to the pre-emptive rights of another existing stockholder (DeTeAsia);

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


       Subsequently, DeTeAsia did not exercise its pre-emptive rights but communicated the waiver thereof to Telkom on July 10, 2001.

   . the acquisition of Telkom's 37.21% equity interest in Lintasarta, which would increase the Company's total equity interest in Lintasarta to 69.46%, for the rupiah equivalent of U.S.$ 38,000 plus Rp 4,051 of convertible bonds; and

   . the acquisition of Telkom's business and assets in Regional Division IV ("KSO Unit IV"), a regional division of Telkom currently operated under a joint operating scheme between Telkom and PT Mitra Global Telekomunikasi Indonesia (see Note 8), for the rupiah equivalent of U.S.$ 375,000.

   The transactions with Telkom, involving the sale of the Company's 35% equity interest in Telkomsel, acquisition of Telkom's 37.21% equity interest in Lintasarta, and acquisition of Telkom's 22.5% equity interest in Satelindo, were consummated on May 16, 2001. These transactions were accounted for under the pooling-of-interests method. The difference amounting to Rp 4,359,259 between the net consideration paid or received and the net assets of the investees is shown under the Stockholders' Equity section of the 2001 consolidated balance sheet as "Difference in Value from Restructuring Transactions of Entities under Common Control". The sale of the Company's 35% equity interest in Telkomsel also decreased the related Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries, net of applicable Income Tax, amounting to Rp 297,031 (see Note 8).

   The KSO Unit IV acquisition was not consummated by the closing date on January 31, 2002. On February 1, 2002, the Company and Telkom made a press release to announce the cancellation of the proposed acquisition of KSO Unit IV because certain conditions were not met.

   Below is the summary of revenue, operating income and net income (loss) for the companies acquired under the cross-ownership transactions that are included in the Company's results of operations prior to the acquisition in April 2001:

                                         2000      2001
                                      --------   -------
                     Satelindo
                     Revenue.........       --        --
                     Operating income       --        --
                     Net loss........ (265,996)* (87,412)*

                     Lintasarta
                     Revenue.........  324,745   119,038
                     Operating income  126,031    34,869
                     Net income......   81,374    21,411

--------
* recorded as part of equity in net loss of associated companies

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The intercompany transactions of the Company with each of Satelindo and Lintasarta prior to the acquisition are as follows:

                                                          2000    2001
                                                         ------  ------
       Satelindo
       Interconnection revenue-sharing..................  7,668   4,030
       Satellite transponder lease...................... (6,247) (5,236)

       Lintasarta
       Revenue sharing..................................  3,236   7,514
       Sale of Indefeasible Right of Use ("IRU")........    172      --
       Compensation for the use of Lintasarta's networks (3,843) (3,529)

   On May 31, 2001, the Company also consummated the acquisition of 100% equity interest in Bimagraha from its shareholders for U.S.$ 248,273 and Rp 1,421,686. This transaction was accounted for using the purchase method. The goodwill arising from this transaction amounted to Rp 2,728,393. The excess of fair values over the carrying values of the underlying net assets of Bimagraha amounted to Rp 1,720,335. Bimagraha has 45% equity interest in Satelindo.

   The cross-ownership transactions and the acquisition of Bimagraha were approved by the Company's stockholders at the Stockholders' Extraordinary Meeting held on May 10, 2001.

   Based on the independent assessment from independent valuer in their report dated April 3, 2001, they have the opinion that the acquisition and selling prices of the above-mentioned cross-ownership transactions with Telkom and acquisition of Bimagraha are fair and reasonable. The independent assessments were prepared in accordance with BAPEPAM Regulation No. IX.E.1, "Transactions with Conflict of Interests", dated August 22, 2000.

   After the direct acquisition from Telkom (22.5%) and the indirect acquisition through Bimagraha (45%), the Company's total equity interest in Satelindo increased from 7.5% to 75%.

   Expenditures incurred in connection with the foregoing transactions amounted to Rp 321,445, of which the amount of Rp 259,811 relating to the pooling-of-interests was charged to operations and shown as "Consultancy Fees" in the 2001 consolidated statement of income and the amount of Rp 61,634 relating to the purchase was included as part of the cost of the investment acquired. The unpaid portion of the expenditures amounting to Rp 768 as of December 31, 2001 is shown as part of "Accrued Expenses".

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Shown below is the summary of the book/fair values and cost of the assets and liabilities of the equity interests acquired or sold at the time of the acquisition or sale.

                                                                           Satelindo
                                                                     ----------------------
                                                                       Through    Through
                                                                       Telkom    Bimagraha  Lintasarta  Telkomsel
                                                                      (Pooling)  (Purchase) (Pooling)   (Pooling)     Net
                                                                     ----------  ---------- ---------- ----------  ---------
Total Assets........................................................  2,072,550  3,108,825    360,821  (1,393,572) 4,148,624
   Excess of fair values over carrying values.......................         --  1,720,335         --          --  1,720,335
   Goodwill.........................................................         --  2,728,393         --          --  2,728,393
Total Liabilities...................................................  2,216,617  3,324,925    161,545          --  5,703,087
Stockholders' Equity
   Difference in value from restructuring transactions of entities
    under common control............................................ (2,092,260)        --   (417,727)  6,869,246  4,359,259
   Difference in transactions of equity changes in associated
    companies/subsidiaries (net of applicable Income Tax)...........    265,831         --         --    (297,031)   (31,200)
   Retained earnings (deficit)......................................   (365,461)        --     21,627          --   (343,834)

   As of December 31, 2002, Telkom has fully paid the net settlement of the cross-ownership transactions.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


5.  CASH AND CASH EQUIVALENTS

   This account consists of the following:

                                                                                     2001    2002
                                                                                    ------- -------
Cash on hand
 Rupiah............................................................................   1,116   1,095
 U.S. dollar (U.S.$ 8 in 2001 and U.S.$ 13 in 2002)................................      83     112
                                                                                    ------- -------
                                                                                      1,199   1,207
                                                                                    ------- -------
Cash in banks
 Related parties (see Note 26)
   Rupiah
     PT Bank Mandiri (Persero) ("Mandiri").........................................  34,384 143,828
     PT Bank Negara Indonesia (Persero) Tbk ("BNI")................................  38,601  50,749
     PT Bank Pembangunan Daerah DKI Jakarta........................................   7,248   5,029
     Others........................................................................   1,514     475
   U.S. dollar
     Mandiri (U.S.$ 1,096 in 2001 and U.S.$ 7,629 in 2002).........................  11,396  68,203
     Others (U.S.$ 4 in 2001 and U.S.$ 176 in 2002)................................      40   1,575
 Third parties
   Rupiah
     PT Bank Central Asia Tbk ("BCA")..............................................   7,656  12,104
     Deutsche Bank, Jakarta Branch.................................................   2,786  11,070
     PT Bank Danamon Indonesia Tbk ("Danamon").....................................   1,957   3,900
     Standard Chartered Bank, Jakarta Branch.......................................   2,305   3,586
     PT Bank Artha Graha...........................................................   1,309   3,083
     PT Bank Umum Koperasi Indonesia ("Bukopin")...................................      --   2,452
     PT Bank Permata Tbk (formerly "PT Bank Bali Tbk").............................   1,691   2,001
     Citibank N.A., Jakarta Branch.................................................      --   1,508
     PT Bank Internasional Indonesia Tbk ("BII")...................................      --     955
     Others........................................................................   1,900   1,936
   U.S. dollar
     PT Bank Niaga Tbk ("Niaga") (U.S.$ 318 in 2001and U.S.$ 7,060 in 2002)........   3,304  63,118
     Deutsche Bank, Jakarta Branch (U.S.$ 1,053 in 2001 and U.S.$ 4,814 in 2002)...  10,952  43,037
     Citibank N.A., Jakarta Branch (U.S.$ 1,360 in 2001 and U.S.$ 898 in 2002).....  14,149   8,024
     Others (U.S.$ 159 in 2001 and U.S.$ 295 in 2002)..............................   1,648   2,640
                                                                                    ------- -------
                                                                                    142,840 429,273
                                                                                    ------- -------

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

                                                                                      2001      2002
                                                                                    --------- ---------
Time deposits
 Related parties (see Note 26)
   Rupiah
     BNI...........................................................................   380,351   582,287
     Mandiri....................................................................... 2,104,511   382,527
     Mandiri Syari'ah..............................................................        --   160,555
     PT Bank Rakyat Indonesia (Persero) ("BRI")....................................    61,000   114,490
     PT Bank Tabungan Negara (Persero).............................................    51,200     5,850
   U.S. dollar
     Mandiri (U.S.$ 105,943 in 2001 and U.S.$50,600 in 2002)....................... 1,101,807   452,360
     BNI (U.S.$ 1,100 in 2001 and U.S.$ 1,960 in 2002).............................    11,440    17,522
 Third parties
   Rupiah
     PT Bank Muamalat Indonesia....................................................    15,000    24,000
     Deutsche Bank, Jakarta Branch.................................................    93,155    20,900
     PT Bank Mega..................................................................    91,500    19,750
     NISP..........................................................................        --    15,000
     Bukopin.......................................................................    80,000    10,800
     PT Bank Yuda Bhakti...........................................................    15,000    11,000
     Danamon.......................................................................    28,000     7,800
     PT Bank Bumiputera............................................................    55,000     5,000
     Niaga.........................................................................       444    11,035
   U.S. dollar
     Deutsche Bank, Jakarta Branch (U.S.$ 27,000 in 2001 and U.S.$ 29,700
       in 2002)....................................................................   280,800   265,518
     PT Bank Finconesia (U.S.$ 10,000 in 2001 and U.S.$ 25,000 in 2002)............   104,000   223,500
     Citibank N.A., Jakarta Branch (U.S.$ 1,015 in 2001 and U.S.$ 3,560 in 2002)...    10,555    31,826
     Mees Pierson N.V., The Netherlands (U.S.$ 161 in 2001 and U.S.$ 75
       in 2002)....................................................................     1,674       671
     Niaga (U.S.$ 500 in 2001 and U.S.$ 50 in 2002)................................     5,200       447
     PT Bank Muamalat Indonesia (U.S.$ 300)........................................     3,120        --
     Others (U.S.$ 4,300)..........................................................        --    38,442
                                                                                    --------- ---------
                                                                                    4,493,757 2,401,280
                                                                                    --------- ---------
Total.............................................................................. 4,637,796 2,831,760
                                                                                    ========= =========

   Time deposits denominated in rupiah earned interest at annual rates ranging from 7.89% to 13.22% in 2000, from 11.00% to 17.98% in 2001 and from 10.00% to
18.32% in 2002, while those denominated in U.S. dollar earned interest at annual rates ranging from 3.50% to 6.84% in 2000, from 1.25% to 6.84% in 2001 and from 0.85% to 5.03% in 2002.

   The interest rates on time deposits in related parties are comparable to those offered by third parties.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


6.  ACCOUNTS RECEIVABLE--TRADE--TELKOM

   This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (see Note 26).

   The aging schedule of the accounts receivable is as follows:

                                           2001               2002
                                    ------------------ ------------------
                                            Percentage         Percentage
       Number of Months Outstanding Amount     (%)     Amount     (%)
       ---------------------------- ------- ---------- ------- ----------
              0-3 months........... 425,530   69.78    319,776    77.33
              4-6 months...........  50,221    8.24     30,378     7.35
              over 6 months........ 134,051   21.98     63,369    15.32
                                    -------   ------   -------   ------
              Total................ 609,802   100.00   413,523   100.00
                                    =======   ======   =======   ======

   The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

                                                          2001   2002
                                                         ------ -------
         Balance at beginning of year................... 50,687  81,885
         Provision......................................  3,298  29,421
         Allowance provided on new subsidiaries acquired 27,900      --
                                                         ------ -------
         Balance at end of year......................... 81,885 111,306
                                                         ====== =======

   Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

   In 2002, the Company adjusted its accounts receivable from Telkom amounting to Rp 134,290 which include Rp 118,018 pertaining to prior years. The adjustment was due to, among others, unrecorded telephone kiosks commission and write-off of accounts receivable billed by Telkom which could not be collected anymore.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


7.  ACCOUNTS RECEIVABLE--TRADE--THIRD PARTIES

   This account consists of the following:

                                                                                       2001      2002
                                                                                     --------- -------
Overseas international carriers
   Saudi Telecom Company, Saudi Arabia (U.S.$ 2,439 in 2001 and U.S.$ 5,196
     in 2002).......................................................................    25,363  46,455
   Cableview Services Sdn Bhd ("Mega TV"), Malaysia (U.S.$ 3,289 in 2001 and 2002)..    34,209  29,407
   Chunghwa Telecom Co., Ltd., Taiwan (U.S.$ 1,660 in 2001 and U.S.$ 3,285 in 2002).    17,260  29,370
   Telekom Malaysia Berhad, Malaysia (U.S.$ 191 in 2001 and U.S.$ 3,078 in 2002)....     1,990  27,518
   UAE-Etisalat, Uni Arab Emirat (U.S.$ 1,609 in 2001 and U.S.$ 2,557 in 2002)......    16,730  22,857
   TT dotCom Sdn Bhd, Malaysia (U.S.$ 575 in 2001 and U.S.$ 2,316 in 2002)..........     5,980  20,706
   Maxis International Sdn Bhd, Malaysia (U.S.$ 539 in 2001 and U.S.$ 2,301
     in 2002).......................................................................     5,602  20,568
   Mega Media Broadcasting Network Co. Ltd., Taiwan (U.S.$ 2,203 in 2001
     and 2002)......................................................................    22,912  19,695
   DDI Corporation, Japan (U.S.$ 899 in 2001 and U.S.$ 1,645 in 2002)...............     9,348  14,710
   AT&T, U.S.A. (U.S.$ 3,772 in 2001 and U.S.$ 1,612 in 2002).......................    39,225  14,415
   KPN, Royal Dutch Telecommunication, The Netherlands (U.S.$ 618 in 2001 and
     U.S.$ 1,563 in 2002)...........................................................     6,427  13,972
   Dacom Corporation, Korea (U.S.$ 2,821 in 2001 and U.S.$ 1,508 in 2002)...........    29,334  13,485
   Korea International Telecommunication, Korea (U.S.$ 506 in 2001 and U.S.$ 1,174
     in 2002).......................................................................     5,260  10,495
   People's Television Network, Canada (U.S.$ 890 in 2001 and U.S.$ 1,110 in 2002)..     9,255   9,923
   Mutiara Telecommunications Sdn Bhd, Malaysia (U.S.$ 693 in 2001 and U.S.$ 796
     in 2002).......................................................................     7,203   7,115
   Singapore Telecommunications Ltd. ("SingTel"), Singapore (U.S.$ 1,472)...........    15,305     -- *
   Others (below Rp 6,000, including U.S.$ 19,811 in 2001 and U.S.$ 23,698 in 2002).   272,929 213,564
                                                                                     --------- -------
                                                                                       524,332 514,255
                                                                                     --------- -------
Local companies
   PT Cakrawala Andalas Televisi (U.S.$ 1,271 in 2001 and U.S.$ 1,522 in 2002)......    13,215  13,609
   PT Excelcomindo Pratama..........................................................    22,735  12,537
   PT Ratelindo.....................................................................     6,173   9,716
   PT Batam Bintan Telekomunikasi...................................................     9,210   7,697
   PT Primacom Interbuana (U.S.$ 432 in 2001 and U.S.$ 543 in 2002).................     4,498   4,859
   PT Global Mega Wisata Mandiri International (U.S.$ 495 in 2002)..................        --   4,425
   Others (below Rp 4,000, including U.S.$ 14,634 in 2001 and U.S.$ 9,879 in 2002)..   559,598 318,385
                                                                                     --------- -------
                                                                                       615,429 371,228
                                                                                     --------- -------
Total............................................................................... 1,139,761 885,483
Less allowance for doubtful accounts................................................   452,927 238,020
                                                                                     --------- -------
Net.................................................................................   686,834 647,463
                                                                                     ========= =======

--------
* affiliate of the Companies starting December 20, 2002 through Singapore Technologies Telemedia Pte. Ltd. ("STT")/Indonesia Communications Limited ("ICL") (see Note 17)

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The aging schedule of the accounts receivable is as follows:

                                           2001                2002
                                   -------------------- ------------------
                                             Percentage         Percentage
      Number of Months Outstanding  Amount      (%)     Amount     (%)
      ---------------------------- --------- ---------- ------- ----------
             0-6 months...........   470,509      41.28 642,477      72.56
             7-12 months..........   212,051      18.60  65,629       7.41
             13-24 months.........   123,678      10.85  77,246       8.72
             over 24 months.......   333,523      29.27 100,131      11.31
                                   ---------     ------ -------     ------
             Total................ 1,139,761     100.00 885,483     100.00
                                   =========     ====== =======     ======

   A portion of accounts receivable--trade is pledged as collateral for long-term bank loans obtained by Lintasarta (see Note 15).

   The changes in the allowance for doubtful accounts provided on the accounts receivable--trade from third parties are as follows:

                                                                                      2001      2002
                                                                                    --------  --------
Balance at beginning of year.......................................................   28,761   452,927
Provision..........................................................................   13,515    33,264
Write-off.......................................................................... (210,117) (239,297)
Allowance of new subsidiaries acquired.............................................  620,768        --
Allowance of accounts receivable--trade--third parties which became related parties
  in 2002..........................................................................       --    (4,181)
Effect of foreign exchange adjustment..............................................       --    (4,693)
                                                                                    --------  --------
Balance at end of year.............................................................  452,927   238,020
                                                                                    ========  ========

   The effect of foreign exchange adjustment was due to the strengthening/weakening of the rupiah vis-a-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to "Gain (Loss) on Foreign Exchange--Net".

   There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (see Note 6).

   Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


8.  INVESTMENTS IN ASSOCIATED COMPANIES

   This account consists of the following investments which are accounted for under the equity method:

                                                               2001
                                          -----------------------------------------------
                                                                  Accumulated
                                                                   Equity in
                                                                 Undistributed
                                                               Net Income (Loss)
                                                                 of Associated
                                             Equity             Companies/Sale   Carrying
                                          Interest (%)  Cost    of Investments    Value
                                          ------------ ------- ----------------- --------
Investments in:
PT Mitra Global Telekomunikasi Indonesia.    30.55     168,747     (109,538)      59,209
PT Multi Media Asia Indonesia............    26.67      56,512         (212)      56,300
PT Electronic Datainterchange Indonesia..    49.00      12,250       14,590(a)    26,840
PT Graha Lintas Properti.................    37.84      16,800       (2,354)      14,446
PT Yasawirya Tama Cipta..................    40.00      25,000      (15,098)       9,902
PT Menara Jakarta........................    20.00      10,000       (2,000)       8,000
PT Yasawirya Indah Mega Media............    35.00       5,000         (869)       4,131
PT Sistelindo Mitralintas................    35.00         525        2,679(b)     3,204
PT Artajasa Pembayaran Elektronis........    40.00       2,400       (1,163)       1,237
PT Intikom Telepersada...................    46.00       1,159         (475)         684
PT Swadharma Marga Inforindo.............    20.00         100         547 (c)       647
PT Kalimaya Perkasa Finance..............    30.00       3,450       (2,913)         537
PT Mediagate Indonesia...................    40.00         100           --          100
Telkomsel................................    35.00      63,900      (63,900)(d)       --
Cambodian Indosat Telecommunications S.A.    49.00      14,697      (14,697)          --
                                                       -------     --------      -------
Total....................................              380,640     (195,403)     185,237
Less allowance for decline in value......               93,316           --       93,316
                                                       -------     --------      -------
Net......................................              287,324     (195,403)      91,921
                                                       =======     ========      =======

--------
(a) net of cash dividend amounting to Rp 2,575 in 2001
(b) net of cash dividend amounting to Rp 283 in 2001
(c) net of cash dividend amounting to Rp 96 in 2001
(d) sale of investment--see Note 4

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


                                                             2002
                                          -------------------------------------------
                                                              Accumulated
                                                               Equity in
                                                             Undistributed
                                                           Net Income (Loss)
                                           Equity            of Associated
                                          Interest          Companies/Sale   Carrying
                                            (%)     Cost    of Investments    Value
                                          -------- ------- ----------------- --------
Investments in:
PT Mitra Global Telekomunikasi Indonesia.  30.55   168,747      (39,341)     129,406
PT Multi Media Asia Indonesia............  26.67    56,512         (212)      56,300
PT Electronic Datainterchange Indonesia..  49.00    12,250       14,175(e)    26,425
PT Graha Lintas Properti.................  37.84    16,800       (2,354)      14,446
PT Yasawirya Tama Cipta..................  40.00    25,000      (15,098)       9,902
PT Menara Jakarta........................  21.34    10,000       (2,000)       8,000
PT Sistelindo Mitralintas................  35.00       525        2,363(f)     2,888
PT Yasawirya Indah Mega Media............  35.00     5,000       (3,404)       1,596
PT Swadharma Marga Inforindo.............  20.00       100          624(g)       724
PT Intikom Telepersada...................  46.00     1,159         (492)         667
PT Kalimaya Perkasa Finance..............  30.00     3,450       (2,913)         537
PT Mediagate Indonesia...................  40.00       100          (42)          58
Cambodian Indosat Telecommunications S.A.  49.00    14,697      (14,697)          --
                                                   -------      -------      -------
Total....................................          314,340      (63,391)     250,949
Less allowance for decline in value......           90,781           --       90,781
                                                   -------      -------      -------
Net......................................          223,559      (63,391)     160,168
                                                   =======      =======      =======

--------
(e) net of cash dividend amounting to Rp 2,572 in 2002
(f) net of cash dividend amounting to Rp 167 in 2002
(g) net of cash dividend amounting to Rp 65 in 2002

   The changes in the carrying value of the investments in associated companies in 2001 and 2002 are as follows:

                                                                                      2001      2002
                                                                                   ----------  ------
Equity in net income of associated companies......................................    132,268  72,288
Cash dividends received from associated companies.................................     (2,954) (2,804)
Decrease in carrying value of investment in APE due to consolidation (see Note 1d)         --  (1,237)
Additional investments............................................................        100      --
Sale of investments............................................................... (1,393,571)     --
Provision for decline in value of investments.....................................    (56,300)     --
                                                                                   ----------  ------
Net............................................................................... (1,320,457) 68,247
                                                                                   ==========  ======

   The economic condition faced by Indonesia (see Note 36) has substantially affected the Companies' long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp 93,316 and Rp 90,781 as of December 31, 2001 and 2002, respectively, which the Companies believe is adequate to cover possible losses on those investments.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  PT Mitra Global Telekomunikasi Indonesia ("MGTI")

   MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV) (see Note 4).

   The Company's investment in shares of MGTI is pledged as collateral to bank loans obtained by MGTI to finance, among others, the construction of the telephone lines committed by MGTI to Telkom. The loans will mature on December 31, 2005.

  PT Multi Media Asia Indonesia ("M2A")

   M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara ("PSN") and M2A ("the Parties"), the parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of U.S.$ 20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company's investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

  PT Electronic Datainterchange Indonesia ("EDI")

   EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services. In 1998, Sisindosat subscribed to additional shares for Rp 8,036 in connection with the call for an increase in the subscribed capital stock of EDI as agreed in EDI's stockholders' meeting held in 1998.

   In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas ("AKSES"). EDI has 80% equity interest in AKSES.

   Sisindosat received cash dividends from EDI amounting to Rp 2,575 and Rp 2,572 in 2001 and 2002, respectively.

  PT Graha Lintas Properti ("GLP")

   GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as "Gedung Sapta Pesona B".

   Based on a resolution at the Extraordinary Meeting of the Stockholders of GLP in 1999, the stockholders resolved to reduce the issued share capital of GLP from Rp 48,000 to Rp 44,400 by reducing one of its stockholders' shares. The reduction in the issued shares increased Sisindosat's investment in GLP from 35% to 37.84%.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The economic difficulties faced by Indonesia (see Note 36) have affected the development of GLP's construction project, which has been discontinued since December 1998.

PT Yasawirya Tama Cipta ("YTC")

   In 1996, the Company acquired 1,356 shares of YTC, a company which provides multimedia services. The acquisition cost of the shares was greater by Rp
15,636 than the Company's equity interest in YTC at the time of the acquisition.

   Based on the minutes of meetings of YTC's stockholders held in 1996, YTC capitalized its additional paid-in capital to capital stock represented by 15,963 shares. As a result of this capitalization, the Company's shares increased by 6,385 shares.

   Based on the minutes of the Extraordinary Meeting of YTC's Stockholders held in 1999, the stockholders resolved to issue 23,256 new shares of YTC. The Company subscribed to 10,372 shares for Rp 4,460.

  PT Menara Jakarta ("MJ")

   In 1996, IMM and other parties established MJ, a company that will construct and operate building towers and related facilities.

   The economic difficulties faced by Indonesia (see Note 36) have affected the development of MJ's construction projects, which have been discontinued since 1997.

  PT Sistelindo Mitralintas ("Sistelindo")

   In 1994, Sisindosat and other parties established Sistelindo, a company that provides domestic and international Value Added Network Services ("VANS") based on IBM Intelligent Network ("IIN").

   Sisindosat received cash dividends from Sistelindo amounting to Rp 281, Rp 283 and Rp 167 in 2000, 2001 and 2002, respectively.

  PT Yasawirya Indah Mega Media ("YIMM")

   In 1997, IMM and YTC established YIMM, a company that provides multimedia entertainment and other related facilities.

   In 1997, YIMM entered into a joint venture agreement with Badan Pelaksana Pengelolaan dan Pengembangan Taman Mini Indonesia Indah ("BP3 TMII") to build, transfer and operate ("BTO") Tanah Airku Theatre, a theatre that provides multimedia entertainment. BP3 TMII agreed to provide the land and YIMM agreed to build and then transfer the ownership of the theatre to BP3 TMII. In 1998, YIMM transferred the ownership of the theatre and all of its facilities to BP3 TMII and at the same time, YIMM received the right to operate the theatre from BP3 TMII. As resolved at an Extraordinary Meeting of the Stockholders of YIMM, the

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

stockholders approved to issue 4,286 new YIMM shares to BP3 TMII, which represent 30% equity interest in YIMM. As a result of the issuance of new shares, the equity interest of IMM in YIMM decreased from 50% to 35%. The theatre began its commercial operations in 1998.

   In 1998, IMM purchased 180 convertible bonds of YIMM with a nominal value of Rp 100 each. The bonds will mature in five years and earn interest at the rate of 29% per annum. Ten percent (10%) of the interest will be paid on a semi-annual basis, while the remainder will be paid when the bonds mature. At the maturity date, IMM has the option to convert a part or all of the bonds into YIMM's shares. The conversion price of the bonds shall be the market value of the shares at the time of conversion, but should not exceed Rp 18,000.

   The convertible bonds of YIMM are secured by YIMM shares owned by YTC, personal guarantee from one of YTC's stockholders, assets of YIMM which are not handed over to TMII and accounts receivable of YIMM.

  PT Swadharma Marga Inforindo ("SMI")

   Lintasarta has 20% equity interest in SMI, a company domiciled in Jakarta and engaged in telecommunication and information services.

   Lintasarta received cash dividends amounting to Rp 72, Rp 96 and Rp 65 in 2000, 2001 and 2002, respectively.

  PT Intikom Telepersada ("Intikom")

   In 1997, Sisindosat acquired 46% equity interest in Intikom. The acquisition cost of the shares was greater by Rp 164 than Sisindosat's equity interest in Intikom at the time of the acquisition. Intikom was established in 1990 and is engaged in, among others, assembling, installation and trading of telecommunication equipment.

  PT Kalimaya Perkasa Finance ("Kalimaya")

   In 1996, Sisindosat acquired shares in Kalimaya, which is engaged in multifinance activities such as factoring, leasing and consumer financing.

  PT Mediagate Indonesia ("MGI")

   In 2001, Indosatcom acquired 40% equity interest in MGI, a company engaged in, among others, construction, trading, transportation and other activities.

  Cambodian Indosat Telecommunications S.A. ("Camintel")

   The Company's investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by the United Nations Transitional Authority in Cambodia ("UNTAC"), and to provide telecommunications and other services in Cambodia.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  Telkomsel

   Telkomsel was established in 1995 and is engaged in the provision of GSM telecommunications services. Telkomsel holds a license to provide GSM services with national coverage.

   On May 16, 2001, the Company sold to Telkom all its equity interest in Telkomsel (see Note 4).

9.  OTHER LONG-TERM INVESTMENTS

   This account consists of the following:

                                                                2001    2002
                                                               ------- -------
  Investments in:
     Shares of stock accounted for under the cost method--net. 317,403 218,820
     Convertible bonds--net...................................  85,000  54,750
  Equity securities which are available for sale..............      99      99
                                                               ------- -------
  Total....................................................... 402,502 273,669
                                                               ======= =======

a. Investments in shares of stock which are accounted for under the cost method

                                                                         2001
                                                            ------------------------------
                                                               Equity          Cost/
                                                            Interest (%) Carrying Value(1)
                                                            ------------ -----------------
PT Pramindo Ikat Nusantara.................................    13.00          162,021
The International Telecommunications Satellite Organization     0.34           97,427
PT Datakom Asia............................................     5.00           50,000
ICO Global Communications (Holdings) Limited...............     0.87           49,977
AlphaNet Telecom Inc.......................................       --           32,149
U.S.A. Global Link, Inc....................................    19.05           26,249
PT Multimedia Nusantara....................................    15.00            3,750
The International Mobile Satellite Organization............     0.40            3,347
PT Patra Telekomunikasi Indonesia..........................    10.00            2,000
PT Indoprima Mikroselindo..................................    17.33            1,377
ASEAN Cableship Pte. Ltd...................................    16.67            1,265
Acasia Communications Sdn. Bhd.............................    16.74            1,237
ASEAN Telecom Holding Sdn. Bhd.............................    17.60              129
                                                                              -------
Total......................................................                   430,928
Less allowance for decline in value........................                   113,525
                                                                              -------
Net........................................................                   317,403
                                                                              =======

--------
1) there is no sale of investment/adjustment in 2001

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


                                                                       2002
                                                            ---------------------------
                                                               Equity        Cost/
                                                            Interest (%) Carrying Value
                                                            ------------ --------------
PT Pramindo Ikat Nusantara.................................     9.10        113,415
The International Telecommunications Satellite Organization     0.34         97,427
PT Datakom Asia............................................     5.00         50,000
ICO Global Communications (Holdings) Limited...............     0.87         49,977
AlphaNet Telecom Inc.......................................       --         32,149
U.S.A. Global Link, Inc....................................    19.05         26,249
PT Multimedia Nusantara....................................    15.00          3,750
The International Mobile Satellite Organization............     0.40          3,347
PT Patra Telekomunikasi Indonesia..........................    10.00          2,000
PT Indoprima Mikroselindo..................................    17.33          1,377
ASEAN Cableship Pte. Ltd...................................    16.67          1,265
Acasia Communications Sdn. Bhd.............................    16.74          1,237
ASEAN Telecom Holding Sdn. Bhd.............................    17.60            129
                                                                            -------
Total......................................................                 382,322
Less allowance for decline in value........................                 163,502
                                                                            -------
Net........................................................                 218,820
                                                                            =======

b. Investments in convertible bonds

   As of December 31, 2001 and 2002, this account consists of:

                                                     2001    2002
                                                    ------- -------
             AlphaNet Telecom Inc..................  71,441  71,441
             PT Cipta Televisi Pendidikan Indonesia 150,000  54,750
             YIMM..................................  18,000  18,000
                                                    ------- -------
             Total................................. 239,441 144,191
             Less allowance for decline in value... 154,441  89,441
                                                    ------- -------
             Net...................................  85,000  54,750
                                                    ======= =======

c. Equity securities which are available for sale

   As of December 31, 2001 and 2002, this account consists of:

                                   BNI... 89
                                   Telkom 10
                                          --
                                   Total. 99
                                          ==

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The current economic condition faced by Indonesia (see Note 36) has substantially affected the Companies' other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp 267,966 and Rp 252,943 as of December 31, 2001 and 2002, respectively, which management believes is adequate to cover possible losses on the investments.

  PT Pramindo Ikat Nusantara ("PIN")

   In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme ("KSO"), PIN has taken over from Telkom the operations of Telkom's Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

   In 1998, the Company increased its capital contribution in PIN by U.S.$ 1,625 due to a call for payment from PIN. In 1999, PIN increased its issued capital stock from U.S.$ 110,500 to U.S.$ 118,000 by issuing 750,000 new shares with aggregate amount of U.S.$ 7,500. The Company's portion of this increase that amounts to U.S.$ 975 was paid on March 30, 1999.

   On April 19, 2002, Telkom and the PIN stockholders, including the Company, entered into a Conditional Sale and Purchase Agreement ("CSPA"), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately U.S.$ 381,499, in three share-purchase transactions, as follows:

   . 30% of the shares at the Initial Closing Date, which shall occur on August 1, 2002
   . 15% of the shares at the Interim Closing Date, which shall occur not later than September 30, 2003
   . 55% of the shares at the Subsequent Closing Date, which shall occur not later than December 31, 2004

   Telkom paid approximately U.S.$ 9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation, one of PIN's stockholders, which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately U.S.$ 372,235, plus the corresponding interest for the applicable period, will be settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

   Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp 3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

   As of December 31, 2002, the Company has received from Telkom U.S.$ 5,414 for the initial payment and Rp 32,199 for the working capital reimbursement.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  The International Telecommunications Satellite Organization ("Intelsat")

   Intelsat is an international organization providing worldwide telecommunications satellite services. The Company's investment in Intelsat was made in 1985.

   In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company's capital contributions in Intelsat totalling U.S.$ 11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

  PT Datakom Asia ("DA")

   DA is the holding company for the companies in the Datakom group of companies engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

   In 1997, the Company purchased 5% equity interest in DA at the price of Rp 50,000 under the condition that DA or another appointed party would repurchase the Company's 5% equity interest in DA at the price of Rp 50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake its initial public offering ("IPO") of its shares by December 31, 1999. The interest rate is based on the average interest rate of three banks each, owned by the Government and the private sector, computed from the date the Company paid for its 5% equity interest. As of December 31, 2002, the Company has not yet finalized its negotiations with DA on the repurchase as a result of the inability of DA to undertake its IPO.

  ICO Global Communications (Holdings) Limited ("I-CO")

   In 1995, the Company and I-CO, Inmarsat's subsidiary that is domiciled in the Bahamas, signed an agreement for the Company to subscribe to 200,000 I-CO shares at U.S.$ 100 each. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

   In 1998, the Board of I-CO, through its Financing Committee, approved to issue 8 bonus shares for each share owned by all I-CO stockholders. The Company, which previously owned 200,000 shares of I-CO, now owns 1,800,000 shares. However, since I-CO had a public offering of its shares and the Company did not subscribe to additional shares, the Company's equity interest in I-CO decreased from 1.37% to 0.87%.

  AlphaNet Telecom Inc. ("ATI")

   ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travelers, the hotel industry and users of personal computers and personal digital assistants. "Inn Fax", "Follow Fax" and "Follow Fax PC" are the registered trademarks of ATI.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Based on a share-purchase agreement in 1997 between the Company and AlphaNet Technology Corporation ("ATC"), one of the current stockholders of ATI, the Company purchased 1,750,000 ATI common shares at Canadian dollars ("CAD") 9 each. This initial investment of CAD 15,750,000 represented 17.05% equity interest in ATI.

   The Company's equity interest in ATI subsequently decreased to 16.91% due to the exercise of stock options by ATI employees in 1997. In 1998, ATI issued 1,338,000 new shares through special warrant financing. As a result of the issuance of these new shares, the Company's equity interest in ATI decreased further to 14.5%.

   In a separate agreement, the Company purchased convertible bonds of ATI at the principal amount of CAD 35,000,000. The bonds were issued in September 1997 to mature on September 13, 2002. The bonds earn quarterly interest at the Bank of Canada annual prime-lending rate adjusted annually on each anniversary date of the issue date to the rate prevailing on that day. The principal amount of the bonds is convertible into ATI's shares of stock at any time up to the maturity date at the conversion price of CAD 17.50 per share.

   In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investment in ATI.

   As a result of ATI's liquidation process, the Company received on March 9, 2001 the amount of Rp 12,923 (CAD 2,028,670) from the sale of ATI's assets. This amount was included in "Other Income (Expenses)--Others--Net" account in the 2001 consolidated statement of income. The liquidation process of ATI is expected to be completed in 2003.

  U.S.A. Global Link, Inc. ("Global Link")

   In 1996, Sisindosat acquired 200,000 shares of Global Link, a company incorporated in the USA and engaged mainly in the provision of callback services. The acquisition cost of the shares was greater by Rp 44,507 than Sisindosat's equity interest in Global Link at the time the investment was made.

   In 1997, Global Link issued 50,000 new shares that were subscribed by a third party through a private placement. The issuance of the new shares resulted in the decrease in Sisindosat's equity interest from 20% to 19.05%.

   As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

  PT Multimedia Nusantara ("Metra")

   In 1997, IMM and other parties established Metra, which is engaged in pay-television and multimedia information service.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  The International Mobile Satellite Organization ("Inmarsat")

   Inmarsat is an international organization providing worldwide telecommunications satellite services for mobile (maritime/aeronautical) telecommunications facilities. The Company's 0.22% equity interest in Inmarsat was initially made in 1987 and increased to 0.4% in 1997.

   In 1999, Inmarsat became a private company. The Company's capital contributions in Inmarsat totalling U.S.$ 2,949 were converted into 39,661 shares and became the basis of recording the investment under the cost method.

  PT Patra Telekomunikasi Indonesia ("Patrakomindo")

   In 1995, the Company, Telkom, PT Elnusa (a related party) and two other companies entered into an agreement to establish Patrakomindo, a joint venture company engaged in providing satellite communications system services and related facilities to the petroleum industry. Patrakomindo started operations in 1996.

  PT Indoprima Mikroselindo ("Primasel")

   The Company's investment in Primasel was made in 1996. Primasel shall engage in providing telecommunications services of Personal Communications Service/Personal Communications Network--Personal Handy Telephone System ("PHS") in the East Java Region. The Company's investment amounting to Rp 4,600 represents 21.05% equity interest in Primasel.

   Based on a resolution at the Extraordinary Meeting of the Stockholders of Primasel in 1999, the stockholders agreed to convert into Primasel shares a part of Primasel's credit from an existing supplier. The conversion of the supplier's credit into shares resulted in the decrease in the Company's equity interest in Primasel from 21.05% to 17.33%.

   As of December 31, 2002, Primasel has not yet started its commercial operations although it has obtained its operating license from the Government of the Republic of Indonesia (see Note 37).

  ASEAN Cableship Pte. Ltd. ("ACPL")

   The Company's investment in ACPL was made in 1986. ACPL, which was founded by the telecommunications authorities of the six members of the Association of South East Asian Nations ("ASEAN"), is engaged in providing services related to the repair and maintenance of submarine cables.

  Acasia Communications Sdn. Bhd. ("Acasia")

   The Company's investment in Acasia was made in 1995. Acasia, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in telecommunications services and other related services.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   In 1997, Acasia issued 3,105,625 new shares to its stockholders of which the Company took 525,000 shares. The issuance of the new shares resulted in the increase in the Company's equity interest from 14.68% to 16% since one of the stockholders did not take its entire portion.

   In 1998, the Company acquired 123,127 shares of Acasia which were previously owned and unpaid by the other stockholders. By acquiring these shares, the Company's equity interest in Acasia increased from 16% to 16.74%.

  ASEAN Telecom Holding Sdn. Bhd. ("ATH")

   The Company's investment in ATH was made in 1996. ATH, which is incorporated in Malaysia, was founded in 1995 by the telecommunications carriers of five ASEAN member countries and is primarily engaged in corporate telecommunications and other related services. In 1996, ATH issued 25,000 new shares to Jabatan Telekom Brunei. The issuance of the new shares resulted in the decrease in the Company's equity interest in ATH from 20% to 16.67%.

   In 1997, ATH issued 426,750 new shares to its existing stockholders. The Company and other stockholders subscribed to 71,125 shares each, but since one of the stockholders did not take all of its portion and a part of it was taken by the Company and the other stockholders, the Company's equity interest in ATH increased from 16.67% to 17.6%.

  PT Cipta Televisi Pendidikan Indonesia ("CTPI")

   CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company purchased 15 convertible bonds of CTPI at the nominal value of Rp 10,000 each. The bonds will mature on October 15, 2002 and earn semi-annual interest at the rate of 7% per annum. The bonds shall be converted into CTPI's shares of stock immediately after CTPI's net worth equals to or exceeds Rp 575,000 and its price-earnings ratio becomes 10.

   In the event that the net worth in any year during the five-year term of the bonds is less than Rp 546,000:

   (a) CTPI will, at the option of the Company by sending a redemption notice to CTPI, redeem all bonds held by the Company at a redemption amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the redemption date which shall be the date falling 14 days after the date of the Redemption Notice) for the bonds, together with all unpaid interest accrued thereon; or

   (b) The Company may sell and/or otherwise transfer to the controlling stockholder of CTPI all bonds held by the Company at an amount calculated so as to give the Company an additional interest of 19% or a total interest of 26% per annum (compounded from the issue date up to and including the date of transfer of the relevant bonds) for the bonds, together with all unpaid interest accrued thereon.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   In the event that the targeted net worth will equal to or be more than Rp 575,000 but the price-earnings ratio of 10 is not achieved so that CTPI fails to undertake the Initial Public Offering ("IPO") by December 31, 2000, then within 3 months from December 31, 2000, the Company can exercise one of the two options stated above, plus an option that the Company may convert the bonds into shares, at the latest, on the maturity date of the bonds. The conversion price applicable shall be the nominal value per share.

   The stockholders of CTPI guarantee to purchase and pay the bonds at the value stated above in the event that CTPI fails to achieve the above conditions and the Company requires CTPI to redeem the bonds.

   CTPI failed to undertake its IPO by December 31, 2000.

   On October 15, 2002, the Company sent a redemption notice to CTPI to redeem the bonds. On October 16, 2002, the Company also sent a letter to PT Tridan Satriaputra, as the Guarantor of the bonds, to pay the bonds.

   Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company U.S.$ 5,000 in cash not later than March 31, 2003 and U.S.$ 10,000 in the form of registered transferable term loan to PT Garuda Indonesia. As of December 31, 2002, the Company has not decided on the offer.

   In 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to Rp 95,250.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


10.  PROPERTY AND EQUIPMENT

   The details of property and equipment are as follows:

                                                                        2001
                                  ---------------------------------------------------------------------------------
                                                             Transactions during the Year
                                               --------------------------------------------------------
                                    Balance
                                  at Beginning                                         New Subsidiaries Balance at
                                    of Year    Additions  Deductions Reclassifications     Acquired     End of Year
                                  ------------ ---------  ---------- ----------------- ---------------- -----------
Carrying Value
Landrights.......................     81,709     100,271        --             --            33,271        215,251
Buildings........................    138,179      65,628       489          3,142            58,974        265,434
Submarine cables.................    732,681     (46,630)       --             --                --        686,051
Earth stations...................    112,045          --     3,625             --                --        108,420
Inland link......................     78,180          --        --             --                --         78,180
Switching equipment..............    173,394       1,682        --         17,010            48,220        240,306
Telecommunications peripherals...    646,366     123,147     3,162          9,721             7,768        783,840
Information technology equipment.         --      30,364       227         43,926           352,694        426,757
Office equipment.................    180,200     504,162     1,327         10,297            81,220        774,552
Building and leasehold
 improvements....................     83,264      27,742     1,285            232            64,053        174,006
Vehicles.........................      6,702      13,437     3,020             --            11,319         28,438
Cellular technical equipment
   Base station subsystem........         --   1,384,805        --        132,022         3,183,613      4,700,440
   Network switching
    subsystem....................         --     281,387        --         82,375         1,600,578      1,964,340
   Operating support subsystem...         --     287,525        --          1,571           106,241        395,337
Satellite technical equipment
   Satellites....................         --     315,596        --         11,159           538,581        865,336
   Master control station........         --      50,356        --             68            82,058        132,482
   Customer premises
    equipment....................         --       8,119        --            399            56,374         64,892
Transmission and cross connection
 equipment
   Transmission equipment........         --      50,358        --         31,675           321,642        403,675
   Cross-connection equipment....         --      12,284        --             --            11,079         23,363
Properties under construction and
 installation....................    100,666   1,177,506        --       (343,597)          599,132      1,533,707
                                   ---------   ---------    ------       --------         ---------     ----------
Total............................  2,333,386   4,387,739    13,135             --         7,156,817     13,864,807
                                   ---------   ---------    ------       --------         ---------     ----------
Accumulated Depreciation
Buildings........................     46,306      31,139       118             --            25,328        102,655
Submarine cables.................    112,093      42,984        --             --                --        155,077
Earth stations...................     59,382       5,988     3,625             --                --         61,745
Inland link......................     13,381       5,764        --             --                --         19,145
Switching equipment..............     64,769      17,749        --             --            21,055        103,573
Telecommunications peripherals...    341,295      73,097     3,161             --             3,953        415,184

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


                                                                        2001
                                  --------------------------------------------------------------------------------
                                                            Transactions during the Year
                                               -------------------------------------------------------
                                    Balance
                                  at Beginning                                        New Subsidiaries Balance at
                                    of Year    Additions Deductions Reclassifications     Acquired     End of Year
                                  ------------ --------- ---------- ----------------- ---------------- -----------
Information technology equipment.         --     67,081        --          --              212,811        279,892
Office equipment.................    111,177     48,044     1,315          --               52,974        210,880
Building and leasehold
 improvements....................     56,975     16,341     1,242          --               52,036        124,110
Vehicles.........................      3,583      3,743     3,002          --                5,211          9,535
Cellular technical equipment
   Base station subsystem........         --    326,973        --          --            1,220,135      1,547,108
   Network switching
    subsystem....................         --    157,682        --          --              629,808        787,490
   Operating support subsystem...         --     17,175        --          --               29,149         46,324
Satellite technical equipment
   Satellites....................         --     64,668        --          --              207,174        271,842
   Master control station........         --      9,208        --          --               26,465         35,673
   Customer premises
    equipment....................         --      3,158        --          --                6,623          9,781
Transmission and cross connection
 equipment
   Transmission equipment........         --     20,658        --          --               55,973         76,631
   Cross-connection equipment....         --      2,294        --          --                5,752          8,046
                                   ---------    -------    ------          --            ---------      ---------
Total............................    808,961    913,746    12,463          --            2,554,447      4,264,691
                                   ---------    -------    ------          --            ---------      ---------
Less impairment in value.........         --         --        --          --              131,209        131,209
                                   ---------    -------    ------          --            ---------      ---------
Net Book Value...................  1,524,425                                                            9,468,907
                                   =========                                                            =========

                                                                       2002
                                 --------------------------------------------------------------------------------
                                                           Transactions during the Year
                                              -------------------------------------------------------
                                   Balance
                                 at Beginning                                        New Subsidiaries Balance at
                                   of Year    Additions Deductions Reclassifications     Acquired     End of Year
                                 ------------ --------- ---------- ----------------- ---------------- -----------
Carrying Value
Landrights......................   215,251      37,342       517            --               --         252,076
Buildings.......................   265,434      15,339       259        12,212               --         292,726
Submarine cables................   686,051          24        --        38,095               --         724,170
Earth stations..................   108,420          64        --            --               --         108,484
Inland link.....................    78,180       8,085        --        79,872               --         166,137
Switching equipment.............   240,306       4,462        --        33,660               --         278,428
Telecommunications peripherals..   783,840     146,603    23,361        76,895               34         984,011
Information technology equipment   426,757      36,315    38,917        76,301            6,418         506,874
Office equipment................   774,552      49,914     5,529        79,863              458         899,258
Building and leasehold
 improvements...................   174,006      11,003       426        40,129               --         224,712

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


                                                                        2002
                                  --------------------------------------------------------------------------------
                                                            Transactions during the Year
                                               -------------------------------------------------------
                                    Balance
                                  at Beginning                                        New Subsidiaries Balance at
                                    of Year    Additions Deductions Reclassifications     Acquired     End of Year
                                  ------------ --------- ---------- ----------------- ---------------- -----------
Vehicles.........................      28,438      3,695    6,012           2,059             --           28,180
Cellular technical equipment
   Base station subsystem........   4,700,440    146,048       --       1,711,691             --        6,558,179
   Network switching
    subsystem....................   1,964,340     87,370       --         384,290             --        2,436,000
   Operating support subsystem...     395,337     49,377       --             270             --          444,984
Satellite technical equipment
   Satellites....................     865,336    113,773       --             364             --          979,473
   Master control station........     132,482     20,259       --             336             --          153,077
   Customer premises
    equipment....................      64,892     18,560       --          12,925             --           96,377
Transmission and cross connection
 equipment
   Transmission equipment........     403,675         --       --           2,516             --          406,191
   Cross-connection equipment....      23,363         --       --           4,227             --           27,590
Properties under construction and
 installation....................   1,533,707  3,294,469       --      (2,555,705)            --        2,272,471
                                   ----------  ---------   ------      ----------          -----       ----------
Total............................  13,864,807  4,042,702   75,021              --          6,910       17,839,398
                                   ----------  ---------   ------      ----------          -----       ----------
Accumulated Depreciation
Buildings........................     102,655     27,518      119              --             --          130,054
Submarine cables.................     155,077     50,235       --              --             --          205,312
Earth stations...................      61,745      5,863       --              --             --           67,608
Inland link......................      19,145      9,584       --              --             --           28,729
Switching equipment..............     103,573     22,097       --              --             --          125,670
Telecommunications peripherals...     415,184    129,832   13,245              --              5          531,776
Information technology
 equipment.......................     279,892     47,482   24,089              --             --          303,285
Office equipment.................     210,880    142,550    1,388              --          1,501          353,543
Building and leasehold
 improvements....................     124,110     24,215      249              --             --          148,076
Vehicles.........................       9,535      4,383    2,107              --             --           11,811
Cellular technical equipment
   Base station subsystem........   1,547,108    722,834       --              --             --        2,269,942
   Network switching
    subsystem....................     787,490    293,041       --              --             --        1,080,531
   Operating support subsystem...      46,324     53,662       --              --             --           99,986
Satellite technical equipment
   Satellites....................     271,842    123,816       --              --             --          395,658
   Master control station........      35,673     17,845       --              --             --           53,518
   Customer premises
    equipment....................       9,781      8,047       --              --             --           17,828

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


                                                                        2002
                                  --------------------------------------------------------------------------------
                                                            Transactions during the Year
                                               -------------------------------------------------------
                                    Balance
                                  at Beginning                                        New Subsidiaries Balance at
                                    of Year    Additions Deductions Reclassifications     Acquired     End of Year
                                  ------------ --------- ---------- ----------------- ---------------- -----------
Transmission and cross connection
 equipment
   Transmission equipment........     76,631      36,762       --          --                 --          113,393
   Cross-connection equipment....      8,046       4,167       --          --                 --           12,213
                                   ---------   ---------   ------          --              -----       ----------
Total............................  4,264,691   1,723,933   41,197          --              1,506        5,948,933
                                   ---------   ---------   ------          --              -----       ----------
Less impairment in value.........    131,209          --       --          --                 --          131,209
                                   ---------   ---------   ------          --              -----       ----------
Net Book Value...................  9,468,907                                                           11,759,256
                                   =========                                                           ==========

   The submarine cables represent the Company's proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

   During 2000, 2001 and 2002, the Companies sold certain property and equipment as follows:

                                        2000    2001   2002
                                      -------  -----  ------
                   Proceeds from sale   3,082  5,561   3,412
                   Net book value.... (24,067)  (672) (1,040)
                                      -------  -----  ------
                   Gain (loss)....... (20,985) 4,889   2,372
                                      =======  =====  ======

   Depreciation charged to operations amounted to Rp 189,852, Rp 1,011,619 (including a proportionate share in the depreciation expense of Satelindo from January to May 2001 amounting to Rp 97,873) and Rp 1,723,933 in 2000, 2001 and 2002, respectively.

   In 1999, Satelindo assessed its property and equipment in connection with indications of assets impairment. Based on the assessment, Satelindo provided an impairment reserve amounting to Rp 131,209 for certain property and equipment whose carrying value exceeded their recoverable amount. Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48, "Impairment of Assets Value", except as already recognized by Satelindo.

   The Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for U.S.$ 1,651,536 and Rp 2,748,563, including insurance on Satelindo's satellite amounting to U.S.$ 150,000 which is pledged as collateral for its long-term debts (see Notes 15 and 16). In management's opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

   Portions of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by Satelindo and Lintasarta (see
Note 15) and to short-term loans obtained by Sisindosat.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The details of the Companies' properties under construction and installation as of December 31, 2001 and 2002 are as follows:

                                            Percentage of  Acquisition     Estimated Date
2001                                         Completion       Cost         of Completion
----                                        -------------  ----------- ----------------------
Cellular technical equipment...............            37%    895,506  April 2002
Telecommunications peripherals.............         1%-96%    309,680  January-June 2002
Submarine cables...........................            46%    165,796  March 2003
Inland link................................        70%-92%     49,667  February-June 2002
Building and leasehold improvements........         8%-89%     32,513  January-September 2002
Information technology equipment...........        36%-80%     27,999  March-December 2004
Transmission and cross-connection equipment            55%     19,493  March 2002
Satellite technical equipment..............            38%     17,699  April 2002
Building...................................        10%-80%      9,236  January-June 2003
Others.....................................         1%-90%      6,118  January-June 2002
                                                            ---------
Total......................................                 1,533,707
                                                            =========

                                            Percentage of  Acquisition    Estimated Date
2002                                         Completion       Cost        of Completion
----                                        -------------  ----------- ---------------------
Cellular technical equipment...............            39%  1,413,256  April 2003
Telecommunications peripherals.............        15%-90%    482,970  January-June 2003
Submarine cables...........................        90%-95%    154,757  July-August 2003
Inland link................................        50%-90%     63,977  April-June 2003
Building and leasehold improvements........        10%-87%     41,577  January-December 2003
Information technology equipment...........        15%-85%     32,849  January-December 2004
Switching equipment........................        45%-95%     22,292  February-March 2003
Building...................................        20%-90%     18,099  January-June 2003
Transmission and cross-connection equipment            44%     14,758  April 2003
Satellite technical equipment..............            30%     10,878  May 2003
Others.....................................        20%-90%     17,058  January-June 2003
                                                            ---------
Total......................................                 2,272,471
                                                            =========


   Other information related to properties under construction and installation follows:

                                                         2001   2002
                                                        ------ ------
           Borrowing costs capitalized during the year:
              Net foreign exchange loss................ 25,747    502
              Interest expense......................... 15,694 49,443

11.  GOODWILL

   As of December 31, 2001, this account represents goodwill amounting to Rp 2,728,393, less seven months' amortization of Rp 318,313, from the acquisition of 100% equity interest in Bimagraha in May 2001. The goodwill relating to Sisindosat and Asiatel had been amortized in full as of December 31, 2001.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   As of December 31, 2002, this account represents goodwill amounting to Rp 2,055,329, less amortization of Rp 207,817, from the acquisition of 25% equity interest in Satelindo in June 2002 and the balance of goodwill from the acquisition of 100% equity interest in Bimagraha in 2001.

   The analysis of goodwill is as follows:

                                               2001       2002
                                            ---------  ---------
              Balance at beginning of year.     2,888  2,410,080
              Addition (see Notes 1d and 4) 2,728,393  2,055,329
              Amortization.................  (321,201)  (753,495)
                                            ---------  ---------
              Balance at end of year....... 2,410,080  3,711,914
                                            =========  =========

12.  LONG-TERM ADVANCES

   This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached certain percentage of completion.

13.  TAXES PAYABLE

   The taxes payable as of December 31, 2001 and 2002 are as follows:

                                                                2001     2002
                                                              --------- -------
 Estimated corporate Income Tax payable, less tax prepayments of Rp 923,091 in 2001 and Rp 133,562 in 2002.............. 2,671,324 112,308
 Income Taxes:
    Article 21...............................................    37,850  52,304
    Article 22...............................................     1,023     514
    Article 23...............................................    24,191  22,666
    Article 26...............................................    12,197   5,405
    Article 29...............................................    40,038  25,125
 Value Added Tax ("VAT").....................................   108,089  29,251
 Others......................................................     3,586     608
                                                              --------- -------
 Total....................................................... 2,898,298 248,181
                                                              ========= =======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The reconciliation between income before Income Tax and estimated taxable income of the Company for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                         2000       2001        2002
                                                                      ---------  ----------  ---------
Income before Income Tax per consolidated
  statements of income............................................... 2,353,116   2,138,447  1,343,541
Subsidiaries' income before Income Tax and effect of inter-company
  consolidation eliminations.........................................   (57,612)   (232,545)  (823,005)
                                                                      ---------  ----------  ---------
Income before Income Tax of the Company.............................. 2,295,504   1,905,902    520,536

Positive adjustments
   Provision for doubtful accounts...................................    15,874      45,492    313,019
   Interest expense on loans used to finance shares acquisition (see
     Note 15)........................................................        --          --    167,941
   Interest on tax installments......................................        --          --    137,358
   Equity in net loss of investees...................................        --          --    109,608
   Gain on sale of other long-term investment (see Note 9)...........        --          --    109,185
   Loss from decline in value of investments in associated
     companies and other long-term investments.......................        --      56,300     80,227
   Assessments for Income Taxes and related penalties................     2,110         924     26,485
   Provision for termination, gratuity and compensation benefits of
     employees.......................................................        --          --     13,797
   Employee benefits.................................................    10,059       9,825      9,762
   Donation..........................................................     3,172       3,760      3,040
   Representation....................................................     2,386         982      1,880
   Gain on sale of investment in associated company (see
     Note 4).........................................................        --  10,718,550         --
   Depreciation--net.................................................        --       9,089         --
   Gain on transfer of property and equipment........................        --         913         --
   Net periodic pension cost.........................................    12,965          --         --
   Others............................................................    10,355       3,051         --

Negative adjustments
   Amortization of goodwill..........................................    (3,892)   (336,202)  (557,488)
   Write-off of accounts receivable..................................   (10,898)         --   (319,563)
   Interest income already subjected to final tax....................  (151,538)   (371,803)  (192,902)
   Write-off of other long-term investment...........................        --          --    (95,250)
   Depreciation--net.................................................   (64,173)         --    (47,430)
   Net periodic pension cost.........................................        --     (21,958)   (23,267)
   Gain on sale of property and equipment............................        --          --       (112)
   Equity in net income of investees.................................  (130,435)   (126,396)        --
   Reversal of allowance for doubtful accounts.......................        --     (36,539)        --
   Others............................................................        --          --     (1,005)
                                                                      ---------  ----------  ---------
Estimated taxable income of the Company.............................. 1,991,489  11,861,890    255,821
                                                                      =========  ==========  =========

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The computation of the Income Tax expense (benefit)--net for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                                         2000                2001
                                                                                      ---------           ----------
Estimated taxable income of the Company.............................................. 1,991,489           11,861,890
                                                                                      ---------           ----------
Income Tax expense--current (at statutory tax rates)
   Company...........................................................................   597,438            3,558,550
   Less current Income Tax expense on gain on sale of long-term investments charged to "Difference in Value from Restructuring Transactions of
    Entities Under Common Control" under Stockholders' Equity........................        --           (2,943,963)
                                                                                      ---------           ----------
                                                                                        597,438              614,587
   Subsidiaries......................................................................    33,140               35,865
                                                                                      ---------           ----------
Total Income Tax expense--current....................................................   630,578              650,452
                                                                                      ---------           ----------
Income Tax expense (benefit)--deferred
   Effect of temporary differences at enacted maximum
    tax rate (30%)
    Company
        Amortization of goodwill.....................................................     1,167              100,861
        Write-off of accounts receivable.............................................        --                   --
        Write-off of other long-term investment......................................        --                   --
        Depreciation--net............................................................    13,281               (2,727)
        Net periodic pension cost....................................................    (3,889)               6,587
        Gain on sale of property and equipment.......................................        --                   --
        Provision for doubtful accounts..............................................    (4,762)             (13,648)
        Interest expense on loans used to finance shares acquisition (see Note
         15).........................................................................        --                   --
        Equity in net income (loss) of investees.....................................    40,315               37,919
        Loss from decline in value of investments in associated companies
         and other long-term investments.............................................        --              (16,890)
        Provision for termination, gratuity and compensation benefits of
         employees...................................................................        --                   --
        Reversal of allowance for doubtful accounts..................................        --               10,962
        Gain on sale of investment in associated company.............................        --             (284,270)
        Gain on transfer of property and equipment...................................        --                 (274)
        Others.......................................................................     9,829                   --
                                                                                      ---------           ----------
                                                                                         55,941             (161,480)
                                                                                      ---------           ----------
    Subsidiaries
        Tax loss carry-overs applied.................................................        --              163,790
        Equity in net income of investees............................................       113              122,524
        Depreciation--net............................................................      (218)            (115,654)
        Write-off of accounts receivable.............................................        --               64,651
        Valuation allowance--net.....................................................        --             (386,261)
        Provision for doubtful accounts..............................................        --              (22,080)
        Loss from decline in value of other long-term investments....................        --               (1,125)
        Amortization of deferred foreign exchange losses.............................        --               90,998
        Reversal of provision for doubtful accounts..................................     1,035                   --
        Others.......................................................................       299                6,378
                                                                                      ---------           ----------
                                                                                          1,229              (76,779)
                                                                                      ---------           ----------
Income Tax expense (benefit)--deferred...............................................    57,170             (238,259)
                                                                                      ---------           ----------
Income Tax expense--net..............................................................   687,748              412,193
                                                                                      =========           ==========

                                                                                        2002
                                                                                      --------
Estimated taxable income of the Company..............................................  255,821
                                                                                      --------
Income Tax expense--current (at statutory tax rates)
   Company...........................................................................   76,729
   Less current Income Tax expense on gain on sale of long-term investments charged to "Difference in Value from Restructuring Transactions of
    Entities Under Common Control" under Stockholders' Equity........................       --
                                                                                      --------
                                                                                        76,729
   Subsidiaries......................................................................  169,141
                                                                                      --------
Total Income Tax expense--current....................................................  245,870
                                                                                      --------
Income Tax expense (benefit)--deferred
   Effect of temporary differences at enacted maximum
    tax rate (30%)
    Company
        Amortization of goodwill.....................................................  167,246
        Write-off of accounts receivable.............................................   95,869
        Write-off of other long-term investment......................................   28,575
        Depreciation--net............................................................   14,229
        Net periodic pension cost....................................................    6,980
        Gain on sale of property and equipment.......................................       34
        Provision for doubtful accounts..............................................  (93,906)
        Interest expense on loans used to finance shares acquisition (see Note
         15).........................................................................  (50,383)
        Equity in net income (loss) of investees.....................................  (32,882)
        Loss from decline in value of investments in associated companies and other long-term investments.............................................  (24,068)
        Provision for termination, gratuity and compensation benefits of
         employees...................................................................   (4,139)
        Reversal of allowance for doubtful accounts..................................       --
        Gain on sale of investment in associated company.............................       --
        Gain on transfer of property and equipment...................................       --
        Others.......................................................................       --
                                                                                      --------
                                                                                       107,555
                                                                                      --------
    Subsidiaries
        Tax loss carry-overs applied.................................................  186,550
        Equity in net income of investees............................................  179,458
        Depreciation--net............................................................  100,914
        Write-off of accounts receivable.............................................   72,761
        Valuation allowance--net..................................................... (103,956)
        Provision for doubtful accounts..............................................   (7,459)
        Loss from decline in value of other long-term investments....................   (4,982)
        Amortization of deferred foreign exchange losses.............................       --
        Reversal of provision for doubtful accounts..................................       --
        Others.......................................................................   (2,350)
                                                                                      --------
                                                                                       420,936
                                                                                      --------
Income Tax expense (benefit)--deferred...............................................  528,491
                                                                                      --------
Income Tax expense--net..............................................................  774,361
                                                                                      ========

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The computation of the estimated Income Tax payable and claims for tax refund for the years ended December 31, 2001 and 2002 is as follows:

                                                                            2001      2002
                                                                          --------- --------
Income Tax expense--current
   Company............................................................... 3,558,550   76,729
   Subsidiaries..........................................................    35,865  169,141
                                                                          --------- --------
Total Income Tax expense--current........................................ 3,594,415  245,870
                                                                          --------- --------
Less prepayments of Income Tax of the Company
   Article 23............................................................    19,758   97,370
   Article 25............................................................   867,518  265,552
                                                                          --------- --------
Total prepayments of Income Tax of the Company...........................   887,276  362,922
                                                                          --------- --------
Less prepayments of Income Tax of Subsidiaries
   Article 22............................................................     3,216   14,840
   Article 23............................................................    10,208   31,989
   Article 25............................................................    22,391   21,528
                                                                          --------- --------
Total prepayments of Income Tax of Subsidiaries..........................    35,815   68,357
                                                                          --------- --------
Total prepayments of Income Tax..........................................   923,091  431,279
                                                                          --------- --------
Estimated Income Tax payable
   Company............................................................... 2,671,274       --
   Subsidiaries..........................................................        50  112,308
Claims for tax refund (presented as part of "Prepaid Taxes and Expenses")
   Company...............................................................        -- (286,193)
   Subsidiaries..........................................................        --  (11,524)
                                                                          --------- --------
Net...................................................................... 2,671,324 (185,409)
                                                                          ========= ========

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The reconciliation between the Income Tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before Income Tax of the Company and Subsidiaries, and the Income Tax expense--net as shown in the consolidated statements of income for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                                 2000       2001       2002
                                                              ---------  ---------  ---------
Income before Income Tax per consolidated statements of
  income..................................................... 2,353,116  2,138,447  1,343,541
Company's equity in Subsidiaries' income (loss) before Income
  Tax and reversal of inter-company consolidation
  eliminations...............................................    56,522    984,907  1,533,505
                                                              ---------  ---------  ---------
Combined income, net of loss, before Income Tax of the
  Company and Subsidiaries................................... 2,409,638  3,123,354  2,877,046
                                                              ---------  ---------  ---------
Income Tax expense at the applicable tax rate of 30%.........   722,891    937,006    863,114
Tax effect on permanent differences
   Interest on tax installments..............................        --         --     41,207
   Gain on sale of other long-term investment................        --         --     32,755
   Employee benefits.........................................     7,207      5,964     11,162
   Assessment for Income Taxes and related penalties.........       668     12,383      6,964
   Donation..................................................       954      1,145      4,179
   Tax expense...............................................        --         --      4,066
   Representation............................................     1,152        654      2,009
   Interest income already subjected to final tax............   (48,023)  (137,319)   (88,295)
   Others....................................................     2,918     (5,601)     1,244
Adjustment due to tax audit and others.......................       (19)   (15,778)       (88)
Valuation allowance adjustment...............................        --   (386,261)  (103,956)
                                                              ---------  ---------  ---------
Income Tax expense--net per consolidated statements of
  income.....................................................   687,748    412,193    774,361
                                                              =========  =========  =========

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2001 and 2002 are as follows:

                                                                                                               2001      2002
                                                                                                             --------  --------
Company
   Deferred tax assets
     Investments in subsidiaries/associated companies.......................................................  167,466   200,349
     Allowance for decline in value of investments in associated companies and other long-term
      investments...........................................................................................   85,851    81,344
     Interest expense on loans used to finance shares acquisition...........................................       --    50,383
     Allowance for doubtful accounts--net...................................................................   37,700    35,737
     Pension cost (see Note 25).............................................................................    4,205        --
     Others.................................................................................................       --     4,139
                                                                                                             --------  --------
     Total..................................................................................................  295,222   371,952
                                                                                                             --------  --------

   Deferred tax liabilities
     Goodwill............................................................................................... (105,561) (272,808)
     Difference in transactions of equity changes in associated companies/subsidiaries...................... (121,798) (121,836)
     Property and equipment................................................................................. (115,199) (129,462)
     Pension cost...........................................................................................       --    (2,776)
                                                                                                             --------  --------
     Total.................................................................................................. (342,558) (526,882)
                                                                                                             --------  --------
   Deferred tax liabilities--net............................................................................   47,336   154,930
                                                                                                             --------  --------
Subsidiaries (Asiatel and Bimagraha in 2001; Satelindo, SMM, Bimagraha and Asiatel in 2002)
   Deferred tax assets
     Allowance for doubtful accounts--net...................................................................       30    68,079
     Allowance for decline in value of investments in associated companies..................................       --     3,600
     Tax loss carry-overs...................................................................................    1,631     5,089
     Others.................................................................................................       --     2,863
                                                                                                             --------  --------
                                                                                                                1,661    79,631
     Valuation allowance....................................................................................   (1,631)   (5,145)
                                                                                                             --------  --------
     Net....................................................................................................       30    74,486
                                                                                                             --------  --------

   Deferred tax liabilities
     Investments in subsidiaries/associated companies.......................................................  (56,136) (235,072)
     Property and equipment.................................................................................     (721) (206,832)
                                                                                                             --------  --------
     Total..................................................................................................  (56,857) (441,904)
                                                                                                             --------  --------
   Deferred tax liabilities--net............................................................................   56,827   367,418
                                                                                                             --------  --------
Total deferred tax liabilities--net.........................................................................  104,163   522,348
                                                                                                             ========  ========
Subsidiaries (IMM, Sisindosat, Satelindo, SMM, Lintasarta and IM3 in 2001; IM3, Sisindosat, Lintasarta, IMM,
 Indosatcom and APE in 2002)
   Deferred tax assets
     Tax loss carry-overs...................................................................................  339,487   149,478
     Allowance for doubtful accounts--net...................................................................  158,738    30,369
     Allowance for decline in value of investments in associated companies and other long-term
      investments...........................................................................................   25,373    21,773
     Investments in subsidiaries/associated companies.......................................................    5,742     5,240
     Others.................................................................................................    3,130     4,478
                                                                                                             --------  --------
     Total..................................................................................................  532,470   211,338
     Valuation allowance.................................................................................... (123,218)  (15,747)
                                                                                                             --------  --------
     Net....................................................................................................  409,252   195,591
                                                                                                             --------  --------
   Deferred tax liabilities
     Property and equipment................................................................................. (173,732)  (70,550)
     Others.................................................................................................   (1,390)   (1,973)
                                                                                                             --------  --------
     Total.................................................................................................. (175,122)  (72,523)
                                                                                                             --------  --------
Deferred tax assets--net....................................................................................  234,130   123,068
                                                                                                             ========  ========

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of December 31, 2001 and 2002 is as follows:

                                2001                       2002
                     -------------------------- --------------------------
                      Deferred     Deferred      Deferred     Deferred
                     Tax Assets Tax Liabilities Tax Assets Tax Liabilities
                     ---------- --------------- ---------- ---------------
      Company.......       --        47,336           --       154,930
      Subsidiaries
         Bimagraha..       --        56,136           --       235,072
         Satelindo..  147,496            --           --       131,655
         Asiatel....       --           691           --           691
         IM3........   30,965            --       74,819            --
         Sisindosat.   33,896            --       30,817            --
         Lintasarta.    2,753            --       10,018            --
         IMM........   19,020            --        4,383            --
         Indosatcom.       --            --        2,640            --
         APE........       --            --          391            --
                      -------       -------      -------       -------
      Total.........  234,130       104,163      123,068       522,348
                      =======       =======      =======       =======

   The significant temporary differences on which deferred tax assets have been computed are not deductible for Income Tax purposes until the decrease in the carrying value of investments in associated companies, the allowance for decline in value of investments in associated companies and other long-term investments and the capitalized interest expense on loans used to finance the share acquisition are realized upon sale of the investments, the doubtful accounts are written-off, the prepaid pension cost is expensed and the tax loss carry-overs are utilized. The deferred tax liabilities relate to the differences in the book and tax bases of goodwill and property and equipment due to the use of different amortization/depreciation periods and methods for Income Tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

   A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is probable to be realized. The reduction in valuation allowance mainly relates to the reversal of the valuation allowance provided on tax loss carry-overs of Subsidiaries. Management believes that the existing tax loss carry-overs can be realized in the future.

   Under the current tax laws of Indonesia, the Company and Subsidiaries submit their tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on Income Tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

   Based on Decision No. KEP-02/WPJ.07/KP.0105/2002 dated March 26, 2002 of the Director General of Taxation, the Company obtained approval to pay the Income Tax payable Article 29 for fiscal year 2001 amounting to Rp 1,893,981 in nine installments up to December 25, 2002 with interest at 2% per month. As of December 31, 2002, the Company has fully paid the installments.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   In 2002, the Company received assessment letters on tax underpayment ("SKPKB") on Income Taxes and VAT detailed as follows:

                       Fiscal Year  Date of Letter     Payment Date    Amount*
                       ----------- ----------------- ----------------- -------
  Income Taxes:
       Article 21.....    2001     December 19, 2002 January 28, 2003     969
                          2000     October 25, 2002  November 25, 2002    136

       Article 23.....    2001     December 19, 2002 January 28, 2003     571
                          2000     October 25, 2002  November 25, 2002     90
                          1998     November 21, 2002 December 23, 2002    167

       Article 26.....    2001     December 19, 2002 January 28, 2003      83
                          1998     November 21, 2002 December 23, 2002    597

       Article 29.....    2001     December 19, 2002 January 28, 2003   2,648
                          2000     October 25, 2002  November 25, 2002  6,385

  VAT.................    2001     December 19, 2002 January 28, 2003   5,594
                          2000     October 25, 2002  November 25, 2002  7,428
                          1998     November 21, 2002 December 23, 2002  1,817
                                                                       ------
  Total...............                                                 26,485
                                                                       ======

--------
* including penalties and interest

   On January 31, 2001, the Company received tax assessment letter ("SKP") from the Tax Office regarding the Company's Corporate Income Tax for fiscal year 1999. Based on this letter, out of the Company's claim for overpayment of Corporate Income Tax in 1999 amounting to Rp 1,082, the Tax Office approved the amount of Rp 273 only. The disapproved portion amounting to Rp 809 was charged to the 2001 operations.

   In 2001, the Company recorded an additional Corporate Income Tax for fiscal year 2000 amounting to Rp 115 as a charge to the 2001 operations [recorded as part of "Other Income (Expenses)--Others--Net"]. This additional amount was derived from the difference between the Company's recorded Income Tax for fiscal year 2000 amounting to Rp 206,280 and the payment made in 2001 amounting to Rp 206,395.

   No Income Tax was provided for Sisindosat and Asiatel in 2001 and for Asiatel in 2002 since, after considering the tax loss carry-overs from previous years, they were still in a tax loss position, and for IM3 in 2001 and 2002 since it just started its commercial operations in August 2001 and was still in a tax loss position. Indosatcom and SMM were also in a tax loss position in 2001 and 2002.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The tax loss carry-overs of IM3, Indosatcom, SMM and Asiatel as of December 31, 2002 can be carried forward through 2007 based on the following schedule:

                                Year Due Amount
                                -------- -------
                                 2003...     730
                                 2004...     437
                                 2005...   5,587
                                 2006... 137,004
                                 2007... 370,389
                                         -------
                                 Total.. 515,223
                                         =======

14.  ACCRUED EXPENSES

   This account consists of the following:

                                                 2001    2002
                                                ------- -------
                Concession fee................. 104,672 109,120
                Interest.......................  68,794 102,066
                Employee benefits..............  17,104  56,833
                Radio frequency license........  26,713  27,066
                Network repairs and maintenance  37,804   7,632
                Rental.........................  18,496   7,565
                Consultancy fees...............     768   3,955
                Others.........................  31,256  60,967
                                                ------- -------
                Total.......................... 305,607 375,204
                                                ======= =======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


15.  LONG-TERM DEBTS

   This account consists of the following:

                                                          2001      2002
                                                        --------- ---------
    Related parties
       Syndicated loan facility
           Mandiri.....................................        --   753,521
           BNI.........................................        --   180,704
           PT Bank Syari'ah Mandiri....................        --    50,000
           BRI.........................................        --    37,676
       BNI.............................................        --   670,500
       Government of the Republic of Indonesia.........    12,756     7,746
       Others..........................................       893     1,289
    Third parties...................................... 3,016,206 2,300,803
                                                        --------- ---------
    Total long-term debts.............................. 3,029,855 4,002,239
                                                        --------- ---------
    Less current maturities
       Related party
           Government of the Republic of Indonesia.....     5,010     5,010
       Third parties...................................   813,801   640,036
                                                        --------- ---------
    Total current maturities...........................   818,811   645,046
                                                        --------- ---------
    Net................................................ 2,211,044 3,357,193
                                                        ========= =========

   The loans from related parties consist of the following:

  a.  Syndicated Loan Facility

   On August 7, 2002, IM3 obtained a long-term credit facility of Rp 1,500,000 from the following syndicated banks:

                       Bank                      Amount
                       ----                    ---------
                       Mandiri................ 1,000,000
                       BNI....................   230,000*
                       BCA....................   100,000
                       Danamon................    50,000
                       BRI....................    50,000
                       PT Bank Syariah Mandiri    50,000
                       Bukopin................    20,000
                                               ---------
                       Total.................. 1,500,000
                                               =========

       -
       * including Rp 30,000 loan from Syari'ah Business Division

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3's GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

   The loans bear interest rate in accordance with the prime rate of the syndicated banks. The interest rates for the first and second quarters ranged from 18% to 20% per annum. The loans are payable semi-annually. The first to fourth installments of 15% each of the principal amounts are payable from February 2005 to August 2006. The fifth and sixth installments of 20% of the principal amounts are payable until maturity date.

   As of December 31, 2002, the outstanding balances of the loans are as follows:

                          Bank               Amount
                          ----             ---------
                          Mandiri.........   753,521
                          BNI.............   180,704**
                          BCA *...........    75,352
                          Mandiri Syari'ah    50,000
                          Danamon *.......    37,676
                          BRI.............    37,676
                          Bukopin *.......    15,071
                                           ---------
                          Total........... 1,150,000
                                           =========

       -
       *  third parties
       ** including Rp 30,000 loan from Syari'ah Business Division

   Based on the credit facility agreement, IM3 should maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months' interest.

   The loans are collateralized by IM3's moving assets, either tangible or intangible, either existing or will be available in the future.

  b.  BNI

   On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of U.S.$ 75,000 (equivalent to Rp 670,500 as of December 31, 2002). Interest is at LIBOR plus 6.15% which is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan is collateralized by 9,615,385 shares of Satelindo.

   Based on the loan agreement, the Company is required to comply with among others, the following covenants:

   .   maintain current ratio of 110% at the minimum

   .   maintain debt-to-equity ratio (DER) of 233% at the maximum

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The proceeds of the loan were used to refinance the loan obtained from Mandiri (see point d.1. below).

  c.  Government of the Republic of Indonesia

   The proceeds of the Company's loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia--Middle East--Western Europe 2 submarine cables, with interest at annual rates ranging from 13.16% to 14.53% and from 12.79% to 13.86% in 2001 and 2002, respectively. These rates represent the lower between:

   . Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin.

   .   Average interest rate for three-month period of time deposits from five
       (5) state-owned banks, plus 1% margin.

   The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company ("two-step loan"). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers. The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal. The Company's obligation to the Government is based on the rupiah equivalent at the date of withdrawal.

  d.  Mandiri

    1) The Company

      On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp 1,500,000. This facility was used by the Company as a bridging financing for the acquisition of 25% equity interest of Satelindo from DeTeAsia (see Note 1d). The loan was originally scheduled to mature on December 26, 2002. Interest was payable on a monthly basis at the annual fixed interest rate of 19%.

      In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point b. above) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see Note 16).

    2) Sisindosat

      Sisindosat's investment loan facility with Mandiri has a maximum amount of Rp 478 and is available for 3 (three) years starting from June 14, 2002 with annual interest rate of 19.5%. The outstanding balance of this loan as of December 31, 2002 is Rp 396.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The loans from third parties consist of the following:

                                                                                      2001      2002
                                                                                    --------- ---------
GECA Credit
   Tranche 1 (U.S.$ 108,008 in 2001 and U.S.$ 92,205 in 2002)...................... 1,123,285   824,313
   Tranche 2 (U.S.$ 8,521 in 2001 and U.S.$ 6,627 in 2002).........................    88,615    59,247
Debt Facility with Alcatel CIT and PT Alcatel Enkomindo (U.S.$ 69,600 in 2001 and
  U.S.$ 46,400 in 2002)............................................................   723,840   414,816
BCA (U.S.$ 40,000).................................................................        --   357,600
Ex--Indonesian Bank Restructuring Agency ("IBRA") Term Loan (U.S.$ 53,402 in
  2001 and U.S.$ 25,873 in 2002)...................................................   555,381   231,308
Term Loan with PT Bank Paribas--BBD (U.S.$ 36,512 in 2001 and U.S.$ 16,196 in
  2002)............................................................................   379,723   144,790
Import Sight Letter of Credit ("L/C") Facility and Investment Credit Facility from
  Niaga............................................................................    12,437   113,199
Syndicated Loan Facility (refer to previous section on loans from related parties)
   BCA.............................................................................        --    75,352
   Danamon.........................................................................        --    37,676
   Bukopin.........................................................................        --    15,071
Syndicated Loan Arranged by Indover Bank (The Netherlands) and Niaga
  (U.S.$ 9,000)....................................................................    93,600        --
Others (including U.S.$ 43 in 2002)................................................     1,519       619
                                                                                    --------- ---------
Sub-total.......................................................................... 2,978,400 2,273,991
Deferred result of debt restructuring (U.S.$ 3,636 in 2001 and U.S.$ 2,999 in 2002)    37,806    26,812
                                                                                    --------- ---------
Total.............................................................................. 3,016,206 2,300,803
                                                                                    --------- ---------
Less current maturities............................................................   813,801   640,036
                                                                                    --------- ---------
Net................................................................................ 2,202,405 1,660,767
                                                                                    ========= =========

  a.  GECA Credit

   In 1997, Satelindo entered into a loan agreement with a consortium of banks led by Commerzbank Aktiengesellschaft, Frankfurt am Main ("Commerzbank AG"), as well as with 3 other banks as lenders, which provided a loan amounting to U.S.$ 114,988 to finance Satelindo's importation of GSM equipment from Siemens AG, Germany.

   The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany, represented by HERMES Kreditversicherungs AG ("Hermes"), Hamburg.

   On October 29, 1999, Siemens AG repaid the amount of U.S.$ 3,028 to Commerzbank AG due to Satelindo's return of certain GSM equipment to Siemens AG. Subsequently, on December 22, 1999, Satelindo,

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

Siemens AG, Commerzbank AG and Hermes agreed to divide the outstanding balance of the loan into two tranches in addendum No. 1 to the loan agreement:

   . Loan Tranche 1 represents a portion of the loan amounting to U.S.$ 99,652 for which deliveries and services have already been made and rendered. Interest is payable at 2.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

   . Loan Tranche 2 represents a portion of the loan amounting to U.S.$ 12,308 for deliveries and services in connection with a Y2K compliance package and a Hot Billing System. Interest is payable at 0.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

   The GECA credit agreement, through Amendment Agreement No. 2, superseded the above Tranche 1 of the export credit facility as a result of the debts restructuring on May 30, 2000 (see Note 30a).

   The loan will mature on October 31, 2006.

   The credit facility under the GECA credit agreement is collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

  b.  Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

   Satelindo entered into a debt facility deed ("debt facility") with Alcatel CIT and PTAlcatel Enkomindo ("Enkomindo") on March 14, 2000 for a total credit facility of U.S.$ 116,000. The debt facility replaced a settlement agreement in 1999 regarding cellular equipment and related services that were previously purchased under various job orders.

   The debt facility will mature on September 30, 2004. Interest is payable on a semi-annual basis commencing January 1, 2000, at the annual LIBOR plus the applicable margin during the interest period (see Note 30b).

   This debt facility is collateralized by all equipment units delivered to Indonesia by the creditors, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The equipment units have a total net book value of Rp 707,333 as of December 31, 2002.

  c.  BCA

   1). On July 23, 2002, the Company entered into a loan agreement with a total facility of U.S.$ 75,000 with BCA. This time loan facility is used by the Company to finance the capital injection in Satelindo (see Note 1d). The loan matures on January 23, 2003. Interest is payable quarterly at the annual fixed interest rate of 8.6%. The loan is covered by a promissory note issued by the Company to BCA, which note is transferable by BCA to other banks in Indonesia with prior notification to the Company. In December 2002, the Company repaid the loan amounting to U.S.$ 50,000 of which U.S.$ 10,000 was financed by a part of the proceeds from the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (see Note 16) and U.S.$ 40,000 was financed through a new loan facility from BCA. As of December 31, 2002, the outstanding loan amounted to U.S.$ 25,000 is presented as part of "Short-term Loan". As of January 31, 2003, the Company has fully paid the loan.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   2). On December 3, 2002, the Company entered into a loan agreement with a total facility of U.S.$ 40,000 for refinancing of the above BCA loan. The loan matures on December 23, 2007. The loan is payable in quarterly installments of U.S.$ 3,333 starting from March 23, 2005. Interest is payable quarterly at 5.9% over the interest rate of three-month time deposits in U.S. dollar from BCA. The loan is collateralized by the Company's shares in Satelindo with a minimum amount of 125% from the total loan facility.

  d.  Ex--IBRA Term Loan

   This was an investment credit facility amounting to U.S.$ 70,000 obtained by Satelindo in 1996 from PT Bank Ekspor Impor Indonesia, which was then merged into Mandiri. The credit facility was collateralized by radio base station equipment located in Jakarta.

   Due to the restructuring of Mandiri in 1999, the credit facility was handed over to IBRA (see Note 30a).

   On August 21, 2000, IBRA sold all of its rights, title and benefits related to the credit facility to Salomon Brothers Holding Company Inc, USA ("Salomon"). The principal outstanding at that time was U.S.$ 65,402.

   Subsequently, the rights, title and benefits related to the credit facility were sold to several other creditors. As of December 31, 2001 and 2002, the outstanding principal is payable to the following creditors:

                                                                             2001    2002
                                                                            ------- -------
Farallon Capital Management, LLC, USA (U.S.$ 17,116 in 2001 and
  U.S.$ 10,713 in 2002).................................................... 178,001  95,778
BCA (U.S.$ 5,038)..........................................................      --  45,046
Ta Chong Bank OBU, Singapore (U.S.$ 9,529 in 2001 and U.S.$ 4,615 in 2002).  99,105  41,257
Deutsche Bank AG, Singapore (U.S.$ 2,294)..................................      --  20,506
PT Bank CIC International Tbk (U.S.$ 3,787 in 2001 and U.S.$ 1,836 in 2002)  39,387  16,413
Asia Debt Recovery Company Limited, Hong Kong (U.S.$ 2,840 in 2001 and
  U.S.$ 1,377 in 2002).....................................................  29,541  12,308
Salomon (U.S.$ 15,396)..................................................... 160,113      --
Lehman Brothers Opportunity Limited, Japan (U.S.$ 4,734)...................  49,234      --
                                                                            ------- -------
Total...................................................................... 555,381 231,308
                                                                            ======= =======

   Interest is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each interest period (see Note 30a) over the six-month LIBOR and adjusted on a semi-annual basis.

   The credit facility under this term loan agreement is collateralized by radio base station equipment located in Jakarta, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The radio base station equipment has a total net book value of Rp 114,701 as of December 31, 2002.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  e.  Term Loan with PT Bank Paribas--BBD

   This term loan agreement supersedes an L/C Agreement in 1997 and a term loan facility in 1998 with PT Bank Paribas--BBD.

   Pursuant to the Master Restructuring Agreement ("MRA") dated May 30, 2000 (see Note 30a), the L/C Agreement has been converted into a Term Loan Agreement with IntesaBci S.p.A. (formerly Banca Commerciale Italiana), Singapore Branch, acting as the facility agent for a consortium of lenders. On July 26, 2002, the position of IntesaBci S.p.A. as Satelindo's facility agent for this loan was taken over by Deutsche Bank AG, London.

   The term loan matures on December 31, 2003. Interest is payable on a semi-annual basis commencing on January 1, 2000 at LIBOR plus the applicable margin during the interest period.

   The term loan is collateralized by Satelindo's cellular equipment units which were acquired using the L/C facility in 1998 and 1999, satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite. The cellular equipment units have a total net book value of Rp 96,291 as of December 31, 2002.

  f.  Import Sight L/C Facility and Investment Credit Facility from Niaga

   On October 16, 2001, Lintasarta obtained facilities from Niaga as follows:

   . Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp 130,000 wherein the 10% of the facility will be financed by Lintasarta itself and 90% of the facility or Rp 117,000 will be financed through investment credit facility. The facility also includes local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp 26,000. This facility expired in October 2002.

   . Investment credit facility amounting to Rp 117,000 for financing the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The loan will mature on October 16, 2005. The repayment of the principal starts on January 16, 2003, with installments amounting to Rp 9,750 payable quarterly. In January 2003, Lintasarta repaid the first installment amounting to Rp 9,750.

       The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) with a net book value of Rp 49,496 (see Note
       10), receivables from frame relay amounting to Rp 27,032 (see Note 7) and time deposit placed in Niaga amounting to Rp 10,000 (presented as part of "Non-Current Assets--Others"). Lintasarta is required to obtain written approval from Niaga if:

       -- The combined ownership of the Company and Yayasan Kesejahteraan
          Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period;

       -- Lintasarta will obtain new debts;

       -- Lintasarta will invest in other than Lintasarta's current business;
          Lintasarta is also required to maintain certain financial ratios and the dividends distribution should not be more than 50% of the current year's net income.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga. These facilities are secured by time deposit. The facilities consist of the following:

   . Import Sight/Usance/UPAS L/C facility amounting to U.S.$ 5,000 for the importation of electronic and telecommunication equipment and stand-by L/C amounting to U.S.$ 100 for the payment to Lintasarta's supplier. On May 3, 2002, the stand-by L/C was rolled-over until May 6, 2003 but the facility amount has been reduced to U.S.$ 1,000.

   . Bank guarantee facility amounting to U.S.$ 3,000. On May 3, 2002, this facility was rolled-over until May 6, 2003 but the facility amount has been reduced to U.S.$ 500.

  g.  Syndicated Loan Arranged by Indover Bank (The Netherlands) and Niaga

   In 1997, Lintasarta obtained a syndicated loan facility of U.S.$ 35,000 from several local and foreign banks arranged by Indover Bank (The Netherlands) and Niaga. The loans bear interest at annual LIBOR plus 1.35%. The loan facility consists of Tranche A (U.S.$ 27,000) used for the purchase of equipment, and Tranche B (U.S.$ 8,000) used for financing Lintasarta's office building development. The loan matured on April 11, 2002. Lintasarta cancelled the Tranche B facility on April 6, 1998 as it remained unused. In April 2002, Lintasarta repaid the outstanding loan under Tranche A.

   The syndicated loan was secured by certain equipment and accounts receivable owned by Lintasarta (see Notes 7 and 10). As provided for in the loan agreement, the combined ownership of the Company, Telkom and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta should not be less than 51% during the facility period. Furthermore, Lintasarta was required to cover its foreign currency and interest rate risks through hedging (see Note 28), and to maintain certain financial, dividend and bonus distribution ratios.

   In accordance with Schedule 3--Prepayment Schedule (Appendix A subpart 2.03) and Appendix A subpart 2.02(b)(i), "Mandatory Prepayment--Equity Issue" of the MRA (see Note 30a) dated May 30, 2000, the capital injection made by Indosat on July 25, 2002 (see Note 1d) qualified to be applied to the extent of 75% of such aggregate capital injection towards the prepayment of the aggregate principal of and accrued interest on the long-term debts of Satelindo. Therefore, on July 28, 2002, Satelindo made the prepayment totaling U.S.$ 56,250 to the following creditors using the allocation factors stipulated in the MRA:

                            Creditors                         Amount
                            ---------                      ------------
        Guaranteed Floating Rate Bondholders (see Note 16) U.S.$ 33,840
        Commerzbank AG--Tranche 1.........................       17,010
        Ex--IBRA..........................................        3,246
        PT Bank Paribas--BBD..............................        2,154
                                                           ------------
        Total............................................. U.S.$ 56,250
                                                           ============

   The aggregate principal included in the above-mentioned prepayments shall be compensated with the latest schedule of the repayment of the debts (see Note
30a). In addition, based on the MRA, the above-mentioned capital injection meets the criteria of a Qualified Offering. Therefore, after completing a Qualified Offering,

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

some covenants are automatically waived by the creditors such as those relating to the limitation in the amount of annual capital expenditures, restrictions on payments of dividends and permitted investments, and the obligation to make a mandatory prepayment from the excess cash calculated at each year-end. However, the obligation to make mandatory prepayments still applies when Satelindo either: (i) receives certain amounts of net proceeds from another equity offering, or (ii) receives certain amounts from the sale of its assets in a fiscal year.

   The scheduled principal payments of the long-term debts as of December 31, 2002 are as follows:

                             2003    2004    2005    2006    2007     Total
                            ------- ------- ------- ------- ------- ---------
  In rupiah
  Syndicated Loan Facility.      --      -- 345,000 345,000 460,000 1,150,000
  Niaga....................  39,000  39,000  35,199                   113,199
  Government...............   5,010   2,736      --      --      --     7,746
  Mandiri..................      --      --     396      --      --       396
  Others...................     220     908      --      --      --     1,127
                            ------- ------- ------- ------- ------- ---------
  Total....................  44,230  42,644 380,595 345,000 460,000 1,272,469
                            ------- ------- ------- ------- ------- ---------
  In U.S. dollar
  GECA Credit
     In U.S. dollar........   1,893  37,896  37,896  21,147      --    98,832
     Equivalent rupiah.....  16,926 338,790 338,790 189,054      --   883,560
  Alcatel CIT and Enkomindo
     In U.S. dollar........  23,200  23,200      --      --      --    46,400
     Equivalent rupiah..... 207,408 207,408      --      --      --   414,816
  Ex--IBRA
     In U.S. dollar........  25,873      --      --      --      --    25,873
     Equivalent rupiah..... 231,308      --      --      --      --   231,308
  Bank Paribas--BBD
     In U.S. dollar........  16,196      --      --      --      --    16,196
     Equivalent rupiah..... 144,790      --      --      --      --   144,790
  BNI
     In U.S. dollar........      --      --      --      --  75,000    75,000
     Equivalent rupiah.....      --      --      --      -- 670,500   670,500
  BCA
     In U.S. dollar........      --      --  13,333  13,333  13,334    40,000
     Equivalent rupiah.....      --      -- 119,197 119,197 119,206   357,600
  Others
     In U.S. dollar........      43      --      --      --      --        43
     Equivalent rupiah.....     384      --      --      --      --       384
                            ------- ------- ------- ------- ------- ---------
  Total
     In U.S. dollar........  67,205  61,096  51,229  34,480  88,334   302,344
     Equivalent rupiah..... 600,816 546,198 457,987 308,251 789,706 2,702,958
                            ------- ------- ------- ------- ------- ---------

16.  BONDS PAYABLE

   As of December 31, 2001 and 2002, this account consists of:

                                                                  2001      2002
                                                                --------- ---------
Guaranteed Floating Rate Bonds (U.S.$ 214,890 in 2001 and
  U.S.$ 181,280 in 2002)....................................... 2,234,856 1,620,645
Deferred result of debt restructuring (U.S.$ 8,567 in 2001 and
  U.S.$ 8,983 in 2002).........................................    89,103    80,306
                                                                --------- ---------
Sub-total...................................................... 2,323,959 1,700,951
Second Indosat Bonds in Year 2002 with Fixed and Floating Rates        -- 1,075,000
First Indosat Bonds in Year 2001 with Fixed and Floating Rates. 1,000,000 1,000,000
Indosat Syari'ah Mudharabah Bonds in Year 2002.................        --   175,000
Convertible bonds issued by Lintasarta*........................        --     6,106
                                                                --------- ---------
Total.......................................................... 3,323,959 3,957,057
                                                                ========= =========

--------
* after elimination of convertible bonds issued to the Company amounting to Rp 13,893

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  Guaranteed Floating Rate Bonds

   The Guaranteed Floating Rate Bonds represent bonds originally totaling U.S.$ 214,890 issued on May 30, 2000 to third parties by Satelindo through SIB, with The Bank of New York as trustee. In accordance with the provisions of an MRA (see Note 30a) and further agreements mentioned in the MRA, the bonds replaced the promissory notes issued by Satelindo, through SIB, in 1998 that became overdue in 1999 and defaulted. As defined in the bonds indenture, the bonds were issued in three series, which are known and designated as the Guaranteed Floating Rate Bonds due 2004 ("2004 Bonds"), the Guaranteed Floating Rate Bonds due 2005 ("2005 Bonds") and the Guaranteed Floating Rate Bonds due 2006 ("2006 Bonds").

   The terms of the indenture governing the bonds contain covenants limiting, among other things, the issuance of additional indebtedness by Satelindo, sale and purchase of assets, liens and pari-passu indebtedness, maintenance of certain financial ratios, insurance requirements and capital expenditures.

   The bonds are collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo's satellite.

   Interest on the bonds is payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus the applicable margin during each period (see Note 30a).

   Satelindo has unconditionally guaranteed the payment of the obligations to SIB in respect of the bonds. The guarantee is on a pari passu basis with other existing and future senior indebtedness of Satelindo.

  Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

   On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates ("Second Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp 1,075,000 in Rp 50 denomination. The bonds have an \\id\\AA+ (stable outlook) rating based on the rating made by PT Pemeringkat Efek Indonesia ("Pefindo"). The bonds consist of 3 series:

   . The Series A bonds amounting to Rp 775,000 bear fixed interest rate at 15.75% per annum for 5 years starting February 6, 2003.

   . The Series B bonds amounting to Rp 200,000 bear fixed interest rate at 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-- Buy Option :   the Company has a right to make early payment for all the Series B bonds at the 5/th/, 10/th/, 15/th/, 20/th/ and 25/th/ anniversary of the bonds at 101% of the bonds'
                  nominal value.
--Sell Option :   the bondholder has a right to ask for early settlement from the Company at
                  100% of the bonds' nominal value at: 1) any time, if the rating of the bonds decrease to \\id\\AA- or lower (Special Sell Option) or 2) the 15/th/, 20/th/ and 25/th/
                  anniversary of the bonds (Regular Sell Option).

   . The Series C bonds amounting to Rp 100,000 bear fixed interest rate at 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

      The floating rates are determined using the last interest rate for three-month period of Certificate of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

   PT Kustodian Sentral Efek Indonesia ("KSEI"), acting as payment agent, shall pay quarterly interest on the bonds, as follows:

           Series A and C :   February 6, 2003--November 6, 2007
           Series B       :   February 6, 2003--November 6, 2032
             Buy Option   :   February 6, 2003--November 6, 2007,
                              2012, 2017, 2022 and 2027
             Sell Option  :   February 6, 2003--November 6, 2017,
                              2022 and 2027

   The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

   The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA (see Note 15).

   Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

  First Indosat Bonds in Year 2001 with Fixed and Floating Rates

   On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates ("First Indosat Bond"), with BRI as the trustee. The bonds have a total face value of Rp 1,000,000 in Rp 50 denomination and mature on April 12, 2006. The bonds have an \\id\\AA+ (stable outlook) rating based on the rating made by Pefindo.

   The Series A bonds amounting to Rp 827,200 bear fixed interest rate at 18.5% per annum for 5 years starting April 12, 2001. The Series B bonds amounting to Rp 172,800 bear fixed interest rate at 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

   The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu security for all of the Company's liabilities.

   The proceeds of the bonds have been used for developing cellular business through a new subsidiary (IM3), the Company's domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

  Indosat Syari'ah Mudharabah Bonds in Year 2002 ("Syari'ah Bonds")

   On November 6, 2002, the Company issued its Syari'ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp 175,000 in Rp 50 denomination and mature on November 6, 2007. The bonds have an \\id\\AA+ (stable outlook) rating based on the rating made by Pefindo.

   Revenue Sharing Income [Pendapatan Bagi Hasil ("PBH")] for each bondholder is determined based on the bondholder portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared Revenue refers to operating revenue of Satelindo and IMM from satellite and internet services, respectively. The bondholder portion (expressed in percentages) of the satellite and internet services revenue, is as follows:

                                     Percentage (%)
                                   ------------------
                          Year     Satellite Internet
                          ---- -   --------- --------
                           1         6.91     10.75
                           2         6.91      9.02
                           3         6.91      7.69
                           4         6.91      6.56
                           5         6.91      5.50

   KSEI, acting as payment agent, shall pay quarterly the revenue sharing on the bonds starting February 6, 2003 until November 6, 2007.

   The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company's assets, except for the assets that have been specifically used as a security to its creditors, are used as a pari-passu guarantee for all of the Company's liabilities.

   The proceeds of the bonds replaced the Company's internal funds used for the development of its cellular business through the acquisition of Satelindo.

   Based on the Bonds Indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

  Convertible Bonds Issued by Lintasarta

   At Lintasarta's Stockholders' Annual General Meeting held on March 21, 2002, the stockholders of Lintasarta approved, among others, the declaration of cash dividends from operating results in 2001 amounting to Rp 25,300 or 37.5% of Lintasarta's net income in 2001. Cash dividends paid on June 3, 2002 amounted to Rp 4,149 (net of tax). The remaining dividends are distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into common stock at par value of Rp 1,000,000 per share at maturity date on June 30, 2007.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The scheduled principal payments of the bonds payable as of December 31, 2002 are as follows:

                                       2004    2005     2006      2007      Total
                                      ------- ------- --------- --------- ---------
In U.S. dollar
Guaranteed Floating Rate Bonds
   in U.S. dollar....................  71,630  71,630    38,020        --   181,280
   Equivalent rupiah................. 640,372 640,372   339,899        -- 1,620,643
                                      ======= ======= ========= ========= =========
In rupiah
First Indosat Bonds..................      --      -- 1,000,000        -- 1,000,000
Second Indosat Bonds Series A and C *      --      --        --   875,000   875,000
Syari'ah Bonds.......................      --      --        --   175,000   175,000
Convertible Bonds of Lintasarta......      --      --        --     6,106     6,106
                                      ------- ------- --------- --------- ---------
Total................................      --      -- 1,000,000 1,056,106 2,056,106
                                      ======= ======= ========= ========= =========

--------
* excluding Series B bonds which do not have specific maturity date due to the buy and sell option

17.  CAPITAL STOCK

   The Company's capital stock ownership as of December 31, 2001 and 2002 is as follows:

  2001:

                                              Number of             Percentage
                                            Shares Issued          of Ownership
Stockholders                                and Fully Paid Amount      (%)
------------                                -------------- ------- ------------
A Share
   Government of the Republic of Indonesia.             1       --        --
B Shares
   Government of the Republic of Indonesia.   673,074,999  336,538     65.00
   Others (holding below 5% each)..........   362,425,000  181,212     35.00
                                            -------------  -------    ------
Total...................................... 1,035,500,000  517,750    100.00
                                            =============  =======    ======

  2002:

                                                  Number of             Percentage
                                                Shares Issued          of Ownership
Stockholders                                    and Fully Paid Amount      (%)
------------                                    -------------- ------- ------------
A Share
   Government of the Republic of Indonesia.....             1       --        --
B Shares
   Indonesia Communications Limited, Mauritius.   434,250,000  217,125     41.94
   Government of the Republic of Indonesia.....   155,324,999   77,662     15.00
   Others (holding below 5% each)..............   445,925,000  222,963     43.06
                                                -------------  -------    ------
Total.......................................... 1,035,500,000  517,750    100.00
                                                =============  =======    ======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The "A" share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the "B" shares are also applicable to the "A" share, except that the Government may not transfer the "A" share, and it has a veto right with respect to (i) election and removal of executive directors; (ii) election and removal of commissioners; and (iii) amendments to the articles of association.

   Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of Bapepam and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited ("STTC"), the sole shareholder of ICL, for the sale of the Government's 434,250,000 B shares (representing 41.94% ownership interest) in the Company to ICL. The closing date of the transaction was December 20, 2002.

   Based on a letter from STT to the Chairman of Bapepam which was prepared in accordance with Bapepam Regulations No. IX.H.1, "Open Company Takeover", and No. X.M.1, "Disclosure Requirements for Certain Shareholders", STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM, among others:

   . based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company's shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

   . STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

   . The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

   At the Company's Stockholders' Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company's articles of association relating to, among others, the right of the "A" share to appoint only one director and one commissioner of the Company.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


18.  OPERATING REVENUES--CELLULAR

   This account consists of:

                                               2001      2002
                                             --------- ---------
                Usage charges............... 1,248,011 2,139,450
                Features....................   139,039   538,578
                Interconnection income......   230,103   375,650
                Monthly subscription charges    78,675   116,334
                Connection fee..............    66,372    87,715
                Others......................     7,707    13,925
                                             --------- ---------
                Total....................... 1,769,907 3,271,652
                                             ========= =========

   The above interconnection income includes interconnection income from related parties amounting to Rp 135,124 and Rp 291,815 in 2001 and 2002, respectively (see Note 26).

19.  OPERATING REVENUES--INTERNATIONAL CALLS

   The "Operating Revenues--International Calls" account represents the Company's and Satelindo's share of revenue from the following:

                                   2000      2001      2002
                                 --------- --------- ---------
                  Incoming calls 1,223,272 1,019,250   974,718
                  Outgoing calls   960,736 1,138,242 1,163,221
                                 --------- --------- ---------
                  Total......... 2,184,008 2,157,492 2,137,939
                                 ========= ========= =========

   Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp 318,533, Rp 214,561 and Rp 343,285 in 2000, 2001 and 2002, respectively.

   Operating revenues--international calls from related parties amounted to Rp 881,777, Rp 1,051,708 and Rp 1,101,366 in 2000, 2001 and 2002, respectively.
These amounts represent 40.37%, 48.75% and 51.52% of total operating revenues--international calls in 2000, 2001 and 2002, respectively (see Note
26).

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


20.  OPERATING REVENUES--MIDI

   This account consists of:

                                              2000     2001      2002
                                             ------- --------- ---------
       Related parties
       Satellite lease......................      --    20,202    62,650
       Frame net............................  23,993    52,799    60,342
       Leased line..........................      --     2,106    30,188
       Application services.................  19,388    31,316    28,871
       World link and direct link...........  13,839    13,221    24,839
       Digital data network.................      --        --    17,934
       Packet net...........................      --        --     2,501
       Others...............................   1,047     1,162     3,707
                                             ------- --------- ---------
                                              58,267   120,806   231,032
                                             ------- --------- ---------
       Third parties
       World link and direct link........... 272,395   297,836   277,892
       Frame net............................ 124,885   156,359   225,169
       Internet............................. 107,974   125,556   162,163
       Satellite lease......................      --   166,532   138,861
       Digital data network................. 121,893   131,287   120,473
       Packet net...........................   7,739    25,201    30,963
       Leased line..........................      --    38,972    24,264
       Application services.................  10,007    13,039    22,476
       TV link..............................   7,786     9,149     9,994
       Voice over Internet Protocol ("VoIP")      --     2,149     6,764
       ISDN.................................   1,616     1,147     1,930
       Others...............................  19,178    17,055    11,057
                                             ------- --------- ---------
                                             673,473   984,282 1,032,006
                                             ------- --------- ---------
       Total................................ 731,740 1,105,088 1,263,038
                                             ======= ========= =========

   Operating revenues from satellite lease are pledged as collateral for long-term debts and bond payable obtained by Satelindo (see Notes 15 and 16).

21. OPERATING EXPENSES--COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

   This account consists of compensation to telecommunications carriers and service providers, as follows:

                                                         2000    2001    2002
                                                        ------- ------- -------
Telkom................................................. 550,050 542,563 559,981
Other telecommunications carriers and service providers   5,389  54,975  49,621
                                                        ------- ------- -------
Total.................................................. 555,439 597,538 609,602
                                                        ======= ======= =======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

   Interconnection relates to the expenses for the interconnection between each of the Company's, Satelindo's and IM3's telecommunications networks and those owned by Telkom or other telecommunications carriers.

   Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (see Note26). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

   The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (see Notes 26 and 33). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (see Note 2m). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

                                             2000       2001       2002
                                          ---------  ---------  ---------
     Domestic
     Interconnection revenues............   328,031    684,246  1,132,594
     Interconnection charges.............  (148,866)  (356,297)  (580,453)
                                          ---------  ---------  ---------
     Net.................................   179,165    327,949    552,141
                                          =========  =========  =========
     Overseas............................
     Revenues from international carriers 1,223,272  1,019,250    974,648
     Charges from international carriers.  (904,739)  (804,689)  (631,363)
                                          ---------  ---------  ---------
     Net.................................   318,533    214,561    343,285
                                          =========  =========  =========

22.  OPERATING EXPENSES--PERSONNEL COSTS

   Total personnel costs for 2000, 2001 and 2002 amounting to Rp 341,115, Rp 518,605 and Rp 702,247, respectively, include costs capitalized as part of development, construction and installation of property and equipment and amounts classified as part of maintenance and repairs for 2000, 2001 and 2002 amounting to Rp 16,986, Rp 22,337 and Rp 15,007, respectively. The total personnel costs also include accrued bonuses for the board of directors and commissioners amounting to Rp 1,673 and Rp 2,356 for 2001 and 2002, respectively. There were no accrued bonuses in 2000.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


23.  OPERATING EXPENSES--ADMINISTRATION AND GENERAL

                                              2000    2001    2002
                                             ------- ------- -------
            Provision for doubtful accounts.  28,588  19,457  75,701
            Office supplies and stationery..   4,639  38,352  63,016
            Professional fees...............   8,676  65,121  61,991
            Rent............................     992  42,611  53,616
            Travel..........................  22,471  39,068  50,216
            Training, education and research  22,561  20,405  33,051
            Bank charges....................   2,072   1,955  19,254
            Catering........................   7,519  10,965  18,148
            Public relations................   7,957   8,085  11,120
            Utilities.......................     845   1,557   7,060
            Communications..................   4,970   5,598   6,332
            Insurance.......................   3,843   1,276   6,185
            Others..........................   3,993  12,854  48,673
                                             ------- ------- -------
            Total........................... 119,126 267,304 454,363
                                             ======= ======= =======

24.  OPERATING COSTS OF SERVICES

                                                   2000    2001    2002
                                                  ------- ------- -------
      Cost of SIM cards and pulse reload vouchers      --  53,487 137,075
      Radio frequency license....................      --  23,708 136,608
      Rent.......................................  17,015  53,540  78,634
      Utilities..................................  11,204  23,715  70,823
      Cost of software sold......................  44,823  79,210  69,660
      Concession fee.............................  16,167  66,348  66,416
      Insurance..................................      --  32,057  63,794
      Communications network.....................   3,535   7,048  22,981
      Universal Service Obligation...............      --  10,667  18,526
      Others.....................................  16,964  66,061  71,430
                                                  ------- ------- -------
      Total...................................... 109,708 415,841 735,947
                                                  ======= ======= =======

25.  PENSION PLAN

   The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

  Defined Benefit Pension Plan

   The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on an employee's most recent basic salary and

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

number of years of service. PT Asuransi Jiwasraya ("Jiwasraya"), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3%-3.5% of their basic salaries to the plans and the above companies contribute any remaining amount required to fund their respective plans. The companies recognize the cost of pension benefit over the estimated average remaining service periods of the employees based on actuarial computations, in accordance with SAK 24, "Accounting for Pension Benefit Cost".

   Based on an amendment dated December 22, 2000 of the Company's pension plan, which was further amended on March 29, 2001, the benefit and premium payment pattern was changed. Before the amendments, the premium was paid annually and the benefit consisted of retirement benefit (pension), retirement benefit (lump-sum scheme), and death insurance. In conjunction with the amendments, total premium due as of September 1, 2000 to fully fund the pension plan was calculated and paid in several installments up to January 2002. The amendments also include an additional benefit in the form of thirteenth month retirement benefit (pension), which is payable annually 14 days before Idul Fitri ("Moslem Holiday").

   The amendments cover employees registered as participants of the pension plan as of September 1, 2000 and include an increase in pension basic salary by 9% compounded annually starting from September 1, 2001. The amendments also stipulate that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

   The single premium based on the amendments amounted to Rp 355,000, of which the Company made the first payment amounting to Rp 222,000 in 2000 and the balance, in several installments in 2001.

   In 2002, the Company made additional payments to Jiwasraya amounting to Rp 20,433 for additional pension benefit which will be received by the board of directors when they retire.

   The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp 237,962, Rp137,642 and Rp 28,562 for the years ended December 31, 2000, 2001 and 2002, respectively.

   The composition of the net periodic pension cost for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                           2000     2001     2002
                                          ------  -------  -------
            Service cost................. 12,159   18,707   21,766
            Interest cost................ 19,661   31,349   36,770
            Net amortization and deferral  5,188   11,110    9,928
            Return on plan assets........ (7,335) (32,990) (43,678)
                                          ------  -------  -------
            Net periodic pension cost.... 29,673   28,176   24,786
                                          ======  =======  =======

   The net periodic pension cost for the pension plans for the years ended December 31, 2000, 2001 and 2002 was calculated based on the actuarial valuations as of December 31, 1999, 2000 and 2001, respectively.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   These actuarial valuations were prepared by an independent actuary using the projected-unit-credit method and applying the following assumptions:

                                                   2000  2001   2002
                                                   ---- -----  -----
           Discount rate..........................  12% 11-12% 11-12%
           Expected return on plan assets.........  12% 10-12% 10-12%
           Annual rate of increase in compensation   9%  9-10%  9-10%

   The funded status of the plans as of December 31, 2001 and 2002 is as follows:

                                                                             2001        2002
                                                                          ----------- -----------
Vested benefits..........................................................     136,823     168,847
                                                                          =========== ===========
Accumulated benefit obligation...........................................     170,187     205,110
                                                                          =========== ===========
Projected benefit obligation.............................................     310,627     372,054
Plan assets at fair value................................................     434,060     488,910
                                                                          ----------- -----------
Excess of plan assets over projected benefit obligation..................     123,433     116,856
Unrecognized net loss....................................................     144,246     154,373
Unrecognized net obligation at the date of initial application of SAK 24.      21,230      19,089
Unrecognized prior service cost..........................................       8,992       8,450
                                                                          ----------- -----------
Prepaid pension cost--net................................................     297,901     298,768
                                                                          =========== ===========
Estimated average remaining service period of active employees (in years) 13.30-20.24 12.70-19.74
                                                                          =========== ===========

   Prepaid pension cost--net consists of:

                                                                2001     2002
                                                              -------  -------
 Prepaid pension cost of the Company
    Current portion (presented as part of "Prepaid Taxes and
      Expenses").............................................  15,985   18,602
    Long-term portion........................................ 284,410  286,240
 Accrued pension cost of:
    Lintasarta...............................................    (645)  (2,546)
    Satelindo................................................  (1,849)  (3,528)
                                                              -------  -------
 Net......................................................... 297,901  298,768
                                                              =======  =======

   Plan assets principally consist of time deposits, debt securities, long-term investment in shares of stock and property.

  Defined Contribution Pension Plan

   In May 2001, the Company assisted its employees in establishing a defined contribution pension plan for them, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

plan, the employees contribute 10%-20% of their basic salaries while the Company does not contribute to the plan. Total contributions of the employees in 2001 and 2002 amounted to Rp 5,980 and Rp 9,809, respectively. The plan assets are being administered and managed by several financial institutions appointed by the Company.

   The Companies also provided a reserve amounting to Rp 2,831 and Rp 23,342 in 2001 and 2002, respectively, for termination, gratuity and compensation benefits of employees. These amounts were estimated on the basis of the provisions of the Ministry of Manpower Decree No. KEP-150/Men/2000 ("KEP-150") dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. The reserves provided in 2001 and 2002 were determined on the basis of actuarial computations. Such benefits reserved are included as part of Personnel Expenses in the consolidated statements of income.

   The Company, Satelindo and Lintasarta have different arrangements for their employees regarding the entitlements under KEP-150 and the pension plan, but the employees will receive the KEP-150 amount at the minimum.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


26.  ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

   The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

                                                                               Percentage to Total
                                                                               Assets/Liabilities
                                                                 Amount           (%)
                                                          -------------------  -------------------
                                                            2001       2002    2001       2002
                                                          --------- ---------    -----    ----
Cash and cash equivalents
   State-owned banks (see Note 5)........................ 3,803,492 1,985,450  17.02      9.02
                                                          ========= =========    =====      ====
Accounts receivable--trade
   Telkom--net of allowance for doubtful accounts of
     Rp 81,885 in 2001 and Rp 111,306 in 2002............   527,917   302,217   2.36      1.37
   Telkomsel--net of allowance for doubtful accounts of
     Rp 2,446 in 2001 and Rp 7,874 in 2002...............    69,951    85,223   0.31      0.39
   SingTel, Singapore--net of allowance for doubtful
     accounts of Rp 1,705 in 2002........................        --    23,945*    --      0.11
   Ministry of Communications--net of allowance for
     doubtful accounts of Rp 2,311 in 2001 and Rp 20,392
     in 2002.............................................    24,634    12,831   0.11      0.06
   StarHub Pte. Ltd., Singapore--net of allowance for
     doubtful accounts of Rp 597 in 2002.................        --    10,198*    --      0.05
   State-owned banks.....................................        --     8,621     --      0.04
   Cable & Wireless Optus, Australia--net of allowance
     for doubtful accounts of Rp 1,043 in 2002...........        --     8,266*    --      0.04
   PT Pos Indonesia--net of allowance for doubtful
     accounts of Rp 1,971 in 2001 and Rp 2,280 in
     2002................................................     6,839     6,287   0.03      0.03
   PT Citra Sari Makmur ("CSM")--net of allowance for
     doubtful accounts of Rp 13,708 in 2001 and Rp 4,198
     in 2002.............................................        --     3,387     --      0.02
   PT Infokom Elektrindo--net of allowance for doubtful
     accounts of Rp 2,501 in 2002........................        --     3,022     --      0.01
   PT Mobile Selular Indonesia ("Mobisel")--net of
     allowance for doubtful accounts of Rp 561 in 2001...        --     1,460     --      0.01
   PSN--net of allowance for doubtful accounts of Rp 202
     in 2001 and Rp 74 in 2002...........................     1,916     1,008   0.01        --
   PT Telekomindo Selular Raya--net of allowance for
     doubtful accounts of Rp 970 in 2001 and Rp 1,285 in
     2002................................................        --        --     --        --
   Others--net of allowance for doubtful accounts of Rp
     4,742 in 2001 and Rp 2,159 in 2002..................     4,038    14,425   0.02      0.06
                                                          --------- ---------    -----      ----
Total....................................................   635,295   480,890   2.84      2.19
                                                          ========= =========    =====      ====
Accounts receivable--others
   Telkom................................................ 2,418,830    85,201  10.82      0.39
                                                          ========= =========    =====      ====

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

                                                                             Percentage to Total
                                                                             Assets/Liabilities
                                                                 Amount         (%)
                                                             --------------- -------------------
                                                              2001    2002   2001      2002
                                                             ------- ------- ----      ----
Prepaid taxes and expenses
   Jiwasraya................................................  15,985  18,602 0.07      0.08
   Ministry of Communications...............................   6,534   5,910 0.03      0.03
   Pemda DKI Jakarta........................................   1,403   1,725 0.01      0.01
   Telkom...................................................     907   1,432   --      0.01
   APE......................................................   1,258      -- 0.01        --
   Others...................................................   4,994   2,735 0.02      0.01
                                                             ------- -------   ----      ----
Total.......................................................  31,081  30,404 0.14      0.14
                                                             ======= =======   ====      ====

Other current assets
   State-owned banks........................................  14,785 142,435 0.07      0.65
   Others...................................................      --     784   --        --
                                                             ------- -------   ----      ----
Total.......................................................  14,785 143,219 0.07      0.65
                                                             ======= =======   ====      ====

Due from related parties
   Key management personnel.................................
       Boards of Directors and Commissioners................  11,342   7,786 0.05      0.03
       Others...............................................  28,862  28,027 0.13      0.13
   Koperasi Pegawai Indosat.................................   3,041   3,391 0.01      0.02
   EDI......................................................   1,637     387 0.01        --
   GLP--net of allowance for doubtful accounts of Rp 36,539
     in 2001 and Rp 33,424 in 2002..........................      --      --   --        --
   Kalimaya--net of allowance for doubtful accounts of Rp
     10,401 in 2001 and 2002................................      --      --   --        --
   YIMM--net of allowance for doubtful accounts of Rp
     10,413 in 2001 and 2002................................      --      --   --        --
   YTC--net of allowance for doubtful accounts of Rp 23,412
     in 2001 and 2002.......................................      --      --   --        --
   Others--net of allowance for doubtful accounts of Rp 255
     in 2002................................................   2,617     838 0.01        --
                                                             ------- -------   ----      ----
Total.......................................................  47,499  40,429 0.21      0.18
                                                             ======= =======   ====      ====
Long-term prepaid pension
   Jiwasraya................................................ 284,410 286,240 1.27      1.30
                                                             ======= =======   ====      ====
Long-term advances
   Kopindosat...............................................      --   4,220   --      0.02
   Others...................................................      --     668   --        --
                                                             ------- -------   ----      ----
Total.......................................................      --   4,888   --      0.02
                                                             ======= =======   ====      ====

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

                                                                     Percentage to Total
                                                                     Assets/Liabilities
                                                        Amount          (%)
                                                   ----------------- -------------------
                                                    2001     2002    2001      2002
                                                   ------- --------- ----        -----
Non-current assets--others
   Telkom.........................................  31,745    28,880 0.14       0.13
   State-owned banks..............................  20,573    19,154 0.09       0.09
   Pemda DKI Jakarta..............................      --     1,551   --       0.01
   PT Usaha Gedung Bank Dagang Negara ("UGBDN")...   2,513        56 0.01         --
   APE............................................   4,088        -- 0.02         --
   Others.........................................      --     2,728   --       0.01
                                                   ------- ---------   ----      -----
Total.............................................  58,919    52,369 0.26       0.24
                                                   ======= =========   ====      =====
Short-term loan
   Mandiri........................................      --     2,684   --       0.02
                                                   ======= =========   ====      =====
Accounts payable--trade
   PT Indonesia Comnet Plus ("Comnet")............     176     2,355   --       0.02
   Telkom.........................................   2,279     1,268 0.02       0.01
   Telkomsel......................................     393     1,208   --       0.01
   Others.........................................     394       851 0.01       0.01
                                                   ------- ---------   ----      -----
Total.............................................   3,242     5,682 0.03       0.05
                                                   ======= =========   ====      =====
Accrued expenses
   Ministry of Communications..................... 131,385   136,186 1.13       1.19
   Telkom.........................................  11,610    21,006 0.10       0.19
   Jiwasraya......................................   2,494     6,074 0.02       0.05
   Boards of Directors and Commissioners..........   1,673     2,356 0.01       0.02
   Others.........................................     957     1,012 0.01       0.01
                                                   ------- ---------   ----      -----
Total............................................. 148,119   166,634 1.27       1.46
                                                   ======= =========   ====      =====
Due to related parties
   Telkom.........................................   6,853     7,991 0.06       0.07
   Koperasi Pegawai Indosat.......................      --     5,304   --       0.05
   Perusahaan Jawatan Televisi Republik Indonesia.      --     2,262   --       0.02
   Others.........................................   3,115     5,175 0.03       0.04
                                                   ------- ---------   ----      -----
Total.............................................   9,968    20,732 0.09       0.18
                                                   ======= =========   ====      =====
Long-term debts (including current maturities)
   State-owned banks..............................      -- 1,692,797   --      14.85
   Government of the Republic of Indonesia........  12,756     7,746 0.11       0.07
   Others.........................................     893       893 0.01       0.01
                                                   ------- ---------   ----      -----
Total.............................................  13,649 1,701,436 0.12      14.93
                                                   ======= =========   ====      =====

Other non-current liabilities
   Ministry of Communications..................... 106,311   124,838 0.92       1.10
   Telkom.........................................      --     1,540   --       0.01
                                                   ------- ---------   ----      -----
Total............................................. 106,311   126,378 0.92       1.11
                                                   ======= =========   ====      =====

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


                                                                                               Percentage to Respective
                                                                                                Income or Expenses
                                                                             Amount                     (%)
                                                                  ---------------------------- -----------------------
                                                                   2000      2001      2002    2000    2001     2002
                                                                  ------- ---------  --------- -----  ------   ------
Operating revenues
   Telkom........................................................ 727,664 1,008,081  1,169,663 24.32   19.62    17.28
   Telkomsel..................................................... 154,139   194,891    263,260  5.15    3.79     3.89
   State-owned banks.............................................  27,486    63,225     91,247  0.92    1.23     1.35
   Ministry of Communications....................................      --     8,546     15,984    --    0.17     0.24
   PT Elektrindo Nusantara.......................................      --        --     15,662    --      --     0.23
   PT Pos Indonesia..............................................      --     8,543     14,429    --    0.17     0.21
   Sistelindo....................................................  13,940    20,671     14,061  0.47    0.40     0.21
   CSM...........................................................      --        --     10,565    --      --     0.16
   PSN...........................................................      --     4,012      5,058    --    0.08     0.08
   LKBN Antara...................................................      29       192      2,757    --      --     0.04
   PT Angkasa Pura...............................................   3,051     2,915      2,360  0.10    0.05     0.03
   PT Napsindo Primatel International............................      --        --      2,116    --      --     0.03
   Mobisel.......................................................     320     1,008      1,964  0.01    0.02     0.03
   PT Garuda Indonesia...........................................      --        --      1,434    --      --     0.02
   Others........................................................  44,685    41,467     49,327  1.49    0.81     0.73
                                                                  ------- ---------  --------- -----  ------   ------
Total............................................................ 971,314 1,353,551  1,659,887 32.46   26.34    24.53
                                                                  ======= =========  ========= =====  ======   ======

Personnel costs
   Boards of Directors and Commissioners.........................  14,498    14,105     11,321  0.95    0.43     0.23
   Others........................................................  28,014    51,657     51,744  1.85    1.56     1.07
                                                                  ------- ---------  --------- -----  ------   ------
Total............................................................  42,512    65,762     63,065  2.80    1.99     1.30
                                                                  ======= =========  ========= =====  ======   ======
Compensation to telecommunications carriers and service providers
   Telkom........................................................ 550,050   542,563    559,981 36.26   16.39    11.54
   Telkomsel.....................................................      --     1,345      4,718    --    0.04     0.10
   Others........................................................      --       285      3,146    --    0.01     0.06
                                                                  ------- ---------  --------- -----  ------   ------
Total............................................................ 550,050   544,193    567,845 36.26   16.44    11.70
                                                                  ======= =========  ========= =====  ======   ======

Administration and General
   Kantor Pos dan Giro Besar I...................................      --        --      6,315    --      --     0.13
   UGBDN.........................................................      --     1,733      4,608    --    0.05     0.09
   Kopindosat....................................................      --        --      1,498    --      --     0.03
   Others........................................................      --        --        310    --      --     0.01
                                                                  ------- ---------  --------- -----  ------   ------
Total............................................................      --     1,733     12,731    --    0.05     0.26
                                                                  ======= =========  ========= =====  ======   ======

Other costs of services
   Ministry of Communications....................................  16,167   100,723    221,550  1.07    3.04     4.56
   Comnet........................................................      --        --      5,150    --      --     0.11
   Pemda DKI Jakarta.............................................      --       349      1,551    --    0.01     0.03
   Patrakomindo..................................................      --     1,156         --    --    0.04       --
   Others........................................................      --     3,773      3,106    --    0.11     0.07
                                                                  ------- ---------  --------- -----  ------   ------
Total............................................................  16,167   106,001    231,357  1.07    3.20     4.77
                                                                  ======= =========  ========= =====  ======   ======

Other income (expenses)
   Interest income
     State-owned banks........................................... 117,449   354,168    247,359 14.79  199.67   (38.61)
     Telkom......................................................      --   191,404    226,869    --  107.91   (35.42)
   Consultancy fees
     PT Danareksa Sekuritas......................................      --  (102,800)        --    --  (57.96)      --
                                                                  ------- ---------  --------- -----  ------   ------
Net.............................................................. 117,449   442,772    474,228 14.79  249.62   (74.03)
                                                                  ======= =========  ========= =====  ======   ======

--------
* affiliates of the Companies starting December 20, 2002 through STT/ICL (see
  Note 17)

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The following are the significant agreements/transactions with related parties:

  a.  State-owned banks

   The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

   The Company and Sisindosat also obtained loans from Mandiri and BNI (see
Note 15).

  b.  Telkom

   (1) a. International telecommunications services

       The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

      . Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.
      . The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.
      . Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo have to pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp 41 per record of outgoing call up to December 31, 2001 and Rp 82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (see Note 21).
      . The compensation arrangement for the services provided is based on interconnection tariffs (see Note32) determined by the Ministry of Communications.

       Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

       Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company's collected revenues from such services.

       The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

       b. Cellular Services

       Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkom's Public Switched Telephone

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

       Network ("PSTN"), enabling Satelindo's and IM3's customers to make outgoing calls to or receive incoming calls from Telkom's customers. The interconnection tariffs are determined by the Ministry of Communications (see Note 32).

   (2) In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom's rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo's earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to U.S.$ 40,000 less Rp 43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price. In 2001, Satelindo fully paid the balance due.

   (3) In 1994, Lintasarta also entered into several joint venture cooperation agreements with Telkom, wherein Lintasarta agreed to act as provider of data telecommunications services. Lintasarta has to pay the Ministry of Communications for concession fee and for the use of radio frequency and Telkom for the infrastructure rental. For certain services, Lintasarta has to pay a certain percentage of its net revenue to Telkom. These agreements took effect starting in 1994.

       Revenue shared by Lintasarta to Telkom amounted to Rp 8,990, Rp 2,163 and Rp 835 for the years ended December 31, 2000, 2001 and 2002, respectively. Outstanding liabilities to Telkom arising from these transactions amounted to Rp 617 and Rp 296 as of December 31, 2001 and 2002, respectively, and are presented as part of "Accounts Payable--Trade".

       Total expenses due to the Ministry of Communications for the concession fees and use of frequency and to Telkom for the infrastructure rental amounted to Rp 1,699 and Rp 21,244, respectively, for the year ended December 31, 2000, Rp 2,265 and Rp 49,184, respectively, for the year ended December 31, 2001, and Rp 2,718 and Rp 73,685, respectively, for the year ended December 31, 2002. The expenses due to the Ministry of Communications are presented as part of "Other Costs of Services", while the expenses due to Telkom are presented as part of "Operating Expenses--Compensation to Telecommunications Carriers and Service Providers". Outstanding liabilities to the Ministry of Communications for the concession fees and use of frequency amounted to Rp 3,817 and Rp 2,849 as of December 31, 2001 and 2002, respectively. Outstanding liabilities for the infrastructure rental amounted to Rp 11,610 and Rp 13,641 as of December 31, 2001 and 2002, respectively. These are presented as part of "Accrued Expenses".

       The agreements with Telkom whereby Lintasarta shared a certain percentage of its net revenue to Telkom had been terminated since Telkom sold its equity interest in Lintasarta to the Company (see Note 4), except with regard to Regional Division II of Telkom.

   (4) In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until 2002. Based on the agreement, Lintasarta should pay in advance rental fee of Rp 14,835. Rental fee charged to operations amounted to Rp 4,094 each in 2000 and 2001, and Rp 907 in 2002 and

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

       is presented as part of "Operating Expenses--Compensation to Telecommunications Carriers and Service Providers". The unamortized prepaid rent amounting to Rp 907 as of December 31, 2001 is presented as part of "Prepaid Taxes and Expenses".

   (5) In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for U.S.$ 1,800 a year. Based on an amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta has to pay U.S.$ 2,250 a year from May 1, 2000 up to September 30, 2002. Based on the amendment of the agreement, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp 4,781 for the transponder leased from October 1 up to December 31, 2002 and U.S.$ 2,250 a year from January 1, 2003 up to September 30, 2005. Transponder lease expense charged to operations amounted to Rp 19,688 in 2001 and Rp 20,528 in 2002 and is presented as part of "Operating Expenses--Compensation to Telecommunications Carriers and Service Providers". As of December 31, 2002, the unpaid lease amounted to Rp 4,781, which is presented as part of "Accrued Expenses".

   The following is a summary of the significant transactions between the Companies and Telkom:

                                                                                  Percentage to Respective
                                                                                  Income or Expenses
                                                                Amount                   (%)
                                                      --------------------------- ------------------------
                                                       2000     2001      2002    2000     2001    2002
                                                      ------- --------- ---------  -----    -----   -----
Net operating revenues (net of allocation to overseas
  international carriers)............................ 727,664 1,008,081 1,169,663 24.32    19.62   17.28
                                                      ======= ========= =========  =====    =====   =====
Operating expenses................................... 550,050   542,563   559,981 36.26    16.39   11.54
                                                      ======= ========= =========  =====    =====   =====

  c.  Telkomsel

   The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement, which provides the following:

   . The Company's and Satelindo's international gateway exchanges are interconnected with Telkomsel's GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

   . The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel's revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

   . Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with Telkomsel's network, enabling Telkomsel's customers to make calls to or receive calls from Satelindo's and IM3's customers.

   .   The agreements are renewable annually.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Interconnection revenues earned from Telkomsel for the years ended December 31, 2000, 2001 and 2002 amounted to Rp148,746, Rp 183,369 and Rp 259,326, respectively, which are net of interconnection charges amounting to Rp 109,937, Rp 160,848 and Rp 257,139, respectively.

  d.  PSN

   In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo's Master Control Station ("MCS") located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of U.S.$ 323 to Satelindo. The operation fee is payable in quarterly installments.

   The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

  e.  APE

   In 2000, Lintasarta entered into a Right of Use Agreement covering partial capacity of data communication equipment owned by APE, an associated company. The agreement became effective starting on April 5, 2001 until 5 years thereafter. Based on the agreement, the Company is obliged to pay U.S.$ 628 in advance. The amortization of the right of use charged to operations in 2001 amounted to Rp 944 and is presented as part of "Other Costs of Services". The current portion of the unamortized right of use, which amounted to Rp 1,258 as of December 31, 2001, is presented as part of "Prepaid Taxes and Expenses" account, while the long-term portion amounting to Rp 4,088 is presented under "Non-Current Assets--Others". Effective January 2, 2002, this right of use has been transferred back to APE under a share compensation scheme (see Note 1d).

  f.  Key Management Personnel

   The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adopt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees. Total housing and transportation advances and transformation incentives which were given to key management personnel in 2001 and 2002 amounted to Rp 40,204 and Rp 35,813, respectively, and are presented as part of "Due from Related Parties", while those given to non-key management personnel amounting to Rp 24,245 and Rp 24,884 as of December 31, 2001 and 2002 are presented as part of "Accounts Receivable--Others--Third Parties" for the current portion, and Rp 146,539 and Rp 151,917 as of December 31, 2001 and 2002, respectively, as "Long-term Receivables" for the long-term portion.

  g.  Koperasi Pegawai Indosat ("Kopindosat")

   Kopindosat is a cooperative established by the Company's employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company's employees, as well as car, house, and equipment rental and other services principally to the Company.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Kopindosat and certain of its subsidiaries are under the supervision of the Company's management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company's employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

   As of December 31, 2001 and 2002, Kopindosat has investments in the following entities:

                                                  Equity Interest (%)
                                                  -------------------
                                                  2001      2002
                                                    -----     -----
                   PT Puri Perkasa Farmindo...... 95.00     95.00
                   PT Duta Sukses Utama.......... 90.00     90.00
                   PT Graha Informatika Nusantara 19.39     19.39
                   PT Mutiara Data Caraka Lintas. 15.00     15.00
                   Sisindosat....................  2.43      1.75
                   PT Bangtelindo................  1.60      1.60
                   IM3...........................  0.06      0.06
                   Lintasarta....................  0.66      0.66
                   IMM...........................  0.50      0.50

   Kopindosat distributes annually to the Company's employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

  h.  GLP

   In 1997, GLP (an associated company) issued a promissory note amounting to U.S.$ 10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note is secured by a corporate guarantee issued by Sisindosat.

   As a result of the economic condition in Indonesia (see Note 36), GLP could no longer pay the note. As guarantor, Sisindosat has become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaults in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat's guarantee was released.

   The loan bears annual interest at the average interest rate for three-month period of U.S. dollar time deposits from three state-owned banks.

   Sisindosat has provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2001 and 2002, after considering GLP's financial position.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  i.  YTC

   IMM provided long-term loans to YTC relating to the construction of YTC's office building and the purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment and shares of YTC. Considering YTC's financial position, IMM has provided an allowance to cover possible losses from uncollectible loans amounting to Rp 23,412 as of December 31, 2001 and 2002.

  j.  Jiwasraya

   Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies' pension plan.

  k.  PT Danareksa Sekuritas ("Danareksa")

   In 2000, the Company entered into an agreement with Credit Suisse First Boston (Singapore) Ltd and Danareksa as exclusive coordinators to the Company's advisor with respect to strategic view of (1) the potential sale to and/or alliance with strategic partner, (2) restructuring of the Company's cellular businesses, (3) restructuring of the Company's non-cellular businesses, and (4) termination of the Company's and/or Telkom's status as the exclusive provider of telecommunications services, including the review of any compensation to be paid to the Company and/or Telkom for such termination.

   In 2001, the Company paid advisory fees for 4 months amounting to U.S.$ 400 and transaction fees amounting to U.S.$ 22,545.

   The management believes that the allowance provided on accounts receivable-trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The relationship and nature of account balances/transactions with other related parties are as follows:

                                                                       Nature of Account Balances/
No.             Related Parties                 Relationship                  Transactions
--- ---------------------------------------- ------------------ ------------------------------------------
1.   SingTel                                 Affiliate          Operating revenues--cellular and
                                                                  international calls

2.   Ministry of Communications              Government agency  Operating revenues--MIDI and
                                                                  concession fee

3.   StarHub Pte. Ltd.                       Affiliate          Operating revenues--international calls

4.   Cable & Wireless Optus                  Affiliate          Operating revenues--cellular and
                                                                  international calls

5.   PT Pos Indonesia                        Affiliate          Operating revenues--MIDI

6.   CSM                                     Affiliate          Operating revenues--MIDI

7.   PT Infokom Elektrindo                   Affiliate          Operating revenues--MIDI

8.   Mobisel                                 Affiliate          Operating revenues--cellular and
                                                                  international calls

9.   PT Telekomindo Selular Raya             Affiliate          Operating revenues--cellular

10.  Pemda DKI Jakarta                       Government agency  Compensation for
                                                                 telecommunication towers operations

11.  EDI                                     Associated company Sale of property and equipment

12.  Kalimaya                                Associated company Interest-bearing loan

13.  YIMM                                    Associated company Interest-bearing loan

14.  UGBDN                                   Affiliate          Rent expense

15.  Comnet                                  Affiliate          Other cost of services--rent of
                                                                  transmission channel

16.  Perusahaan Jawatan Televisi Republik    Affiliate          Operating revenues--MIDI and
     Indonesia                                                    marketing expenses
                                                                  (advertising)

17.  Government of the Republic of Indonesia Stockholder        Dividend payable and interest-bearing loan

18.  PT Elektrindo Nusantara                 Affiliate          Operating revenues--cellular,
                                                                  international calls and MIDI

19.  Lembaga Kantor Berita Negara Antara     Affiliate          Operating revenues--MIDI

20.  PT Angkasa Pura                         Affiliate          Operating revenues--MIDI

21.  PT Napsindo Primatel International      Affiliate          Operating revenues--cellular and
                                                                  international calls

22.  PT Garuda Indonesia                     Affiliate          Operating revenues--MIDI

23.  Kantor Pos dan Giro Besar I             Affiliate          Mailing expense

24.  Sistelindo                              Associated company Operating revenues--MIDI

25.  Patrakomindo                            Affiliate          Operating revenues--MIDI

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


27.  DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

   At the Company's Annual Stockholders' General Meeting held on April 20, 2000, the stockholders resolved to, among others:

    a. Approve the utilization of 1999 net income (before restatement) as follows:

      .   49% for investment

      .   1% for reserve fund

      . 50% for dividend or Rp 666 per share or other amount after considering the Company's new shares issuance.

    b. Pay the dividend in two terms: 50% on June 9, 2000 (Rp 333 per share) and the balance on November 1, 2000, except for the dividend due to the Government of the Republic of Indonesia, which was payable on July 18, 2000.

   At the Company's Annual Stockholders' General Meeting held on May 10, 2001, the stockholders resolved to, among others:

    a. Approve the utilization of 2000 net income (before restatement) as follows:

      .   64% for investment

      .   1% for reserve fund

      .   35% for dividend or Rp 610 per share.

    b. Pay the dividend in two terms: 50% on June 20, 2001 (Rp 305 per share) and the balance on December 3, 2001.

   At the Company's Annual Stockholders' General Meeting held on June 20, 2002, the stockholders resolved to, among others:

    a. Approve the utilization of 2001 net income as follows:

      .   59% for reinvestment and working capital

      .   1% for reserve fund

      .   40% for dividend or Rp 561.2 per share.

    b. Pay the dividend on July 29, 2002.

28.  DERIVATIVE INSTRUMENTS

   Lintasarta identifies its currency exposures emanating from specific business transactions as well as translation risks. It uses a combination of natural hedges and derivative hedging to manage currency exposures.
   To manage its inherent currency risk in operations and translation, Lintasarta adopted the policy of billing some of its customers and paying some of its suppliers in U.S. dollars. For its specific currency and interest rate

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

risks on its foreign currency denominated debt, Lintasarta uses authorized cross currency swap and interest rate swap contracts. Lintasarta entered into these contracts at the time the foreign currency denominated debts were obtained, as required under the loan agreement with the lenders (see Note 15).
   Lintasarta does not engage in any speculative derivative transaction. All of Lintasarta's derivative instruments are not designated as hedging instruments for accounting purposes.
   Listed below are the outstanding derivative instruments of Lintasarta with American Express Bank Ltd., Jakarta ("Amex") as of December 31, 2001:

                                                             Net Fair
         Type of Derivative Instruments            Amount     value
         ------------------------------         ------------ ---------
         a.  Cross currency swap............... U.S.$  2,400 Rp 17,786
         b.  Cross currency swap...............        3,000    24,132
                                                ------------ ---------
             Total cross currency swap (assets)  U.S.$ 5,400 Rp 41,918
                                                ============ =========
         c.  Interest rate swap (liability)....  U.S.$ 7,000 Rp  1,077
                                                ============ =========

   As of January 1, 2001, the transitional adjustments for adopting SAK 55 amounted to Rp 1,810 (net of applicable Income Tax of Rp 776) and is presented as "Other Income (Expenses)--Others" in the 2001 consolidated statement of income. The change in the fair value of the instruments amounting to Rp 4,930 in 2001 is presented as part of "Other Income (Expenses)--Others" in the 2001 consolidated statement of income.

   The following are the details of the derivative contracts:

    a. In 1997, Lintasarta entered into a foreign currency swap contract with Amex to hedge its foreign currency loan. Under the terms of the agreement, Lintasarta will swap a total of Rp 37,200 for U.S.$ 12,000 in five years. The currency swap will be done in five equal installments on the 9/th/ of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments at 15.9% per annum if the 6-month LIBOR is less than 6.25% on reset dates, or 6-month LIBOR plus 10% if the 6-month LIBOR is at or greater than 6.25% on reset dates. Premium charged to operations in 2001 and 2002 amounted to Rp 7,303 and Rp
       1,264, respectively, and is presented as part of "Other Income (Expenses)--Others" account. The swap receivable amounting to Rp 17,786 as of December 31, 2001 is presented as part of "Derivative Instruments".

    b. In 1997, Lintasarta entered into a foreign currency swap contract with Niaga to hedge its foreign currency loan. Under the terms of the contract, Lintasarta will swap a total of Rp 36,405 for U.S.$ 15,000 in five years. The currency swap will be done in five equal installments on the 9/th/ of November each year, starting in 1998, with the final exchange being made on May 9, 2002. The agreement provides for Lintasarta to make semi-annual premium payments equivalent to 6-month U.S. dollar LIBOR minus 2.2%. In 1999, Lintasarta terminated this foreign currency swap contract and received cash amounting to U.S.$ 7,425, and paid the cash received to Amex as upfront fee to replace

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

       the foreign currency swap contract with Niaga. Under the terms of the new agreement with Amex, Lintasarta will swap a total of Rp 29,124 for U.S.$ 12,000 in three years. The currency swap will be done in four equal installments on the 9/th/ of November each year, starting in 1999, with the final exchange being made on May 9, 2002. The contract provides for Lintasarta to make semi-annual premium payments of 6-month LIBOR plus 1.36%. Premium charged to operations in 2001 and 2002 amounted to Rp 3,691 and Rp 328, respectively, and is presented as part of "Other Income (Expenses)--Others" account. As of December 31, 2001, the current portion of swap receivable amounting to Rp 24,132 is presented as part of "Derivative Instruments".

    c. Under Lintasarta's knock-out interest rate swap agreement with Amex, Lintasarta and Amex agreed to exchange, at semi-annual intervals, the difference between Lintasarta's fixed pay rate of 7.45% per annum and the floating pay rate of 6-month U.S. dollar LIBOR plus 1.35%. No payment shall be made by either party if the 6-month LIBOR set of the floating side of the swap is equal to or greater than 6.8%. The notional amount of this contract is U.S.$ 27,000 until November 9, 1998, after which it shall be gradually reduced to the following:

             U.S.$ 22,000 --  November 10, 1998 to November 9, 1999
             U.S.$ 17,000 --  November 10, 1999 to November 9, 2000
             U.S.$ 12,000 --  November 10, 2000 to November 9, 2001
             U.S.$  7,000 --  November 10, 2001 to May 9, 2002

       As of December 31, 2001, the fair value of swap payable amounted to Rp 1,077 and is presented as "Derivative Instruments" in current liabilities. The loss arising from this transaction amounting to Rp 2,601 in 2001 is presented as part of "Other Income (Expenses)--Others" account. The accrued swap cost amounting to Rp 401 as of December 31, 2001 is presented as part of "Accrued Expenses" account.

       On April 5, 2002, Lintasarta settled all the above-mentioned derivative instruments.

29.  COMMITMENTS AND CONTINGENCY

    a. As of December 31, 2002, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to U.S.$ 133,809 and Rp 92,982 (see Note 37a).

       The significant commitments on capital expenditures are as follows:

      .   PT Ericsson Indonesia ("Ericsson")

          . On June 14, 2002, IM3 entered into an agreement with Ericsson for the latter to procure the infrastructure and installation of GSM 1800--1/st/ improvement, 2/nd/ improvement, and 3/rd/ improvement for contract amounts of Rp 98,288 and U.S.$ 95,649. As of December 31, 2002, IM3 has paid Rp 23,190 and U.S.$ 38,978 to Ericsson. The balance will be paid in accordance with the completion of each system, which is assumed to be completed by June 2003.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


          . On September 14, 2001, IM3 entered into an agreement with Ericsson for the latter to provide and install indoor Base Transceiver Station ("BTS") for contract prices of U.S.$ 2,181 and Rp 5,399. On May 13, 2002, IM3 and Ericsson amended the contract prices to U.S.$ 2,381 and Rp 5,301. As of December 31, 2002, the percentage of completion of the installation is 95%.

          . On October 3, 2000, Company entered into an agreement (which was later transferred to IM3) with Ericsson for the latter to procure the infrastructure and installation of GSM 1800 for contract amounts of Rp 436,784 and U.S.$ 77,877. On May 13, 2002, IM3 and Ericsson amended the contract amounts to Rp 461,629 and U.S.$ 80,737. As of December 31, 2002, IM3 has paid Rp 414,028 and U.S.$ 71,743 to Ericsson. The balance will be paid in accordance with the completion of each system, which is estimated to be completed by June 2003.

      . On May 16, 2002, Satelindo and Alcatel CIT and PT Alcatel Indonesia ("Alcatel") entered into a Frame Agreement on Equipment whereby Satelindo signified its interest in purchasing from Alcatel certain software applications and new operating capability in the 1800 Mhz frequency band and in expanding its customer services to encompass GPRS technology.

          Satelindo committed to place Purchase Orders ("POs") for the purchase of equipment and/or services for a minimum value of U.S.$ 49,000 under its Roll-out 2002 program, provided however that if this minimum value is not reached, Satelindo shall not be entitled to the discounts stipulated in the above agreement.

          Up to December 31, 2002, the POs issued by Satelindo amount to U.S.$ 33,286 and Rp 11,140.

      . On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network ("PLMN") Agreement that was subsequently amended on March 28, 2002.

          Satelindo has decided to procure a GSM PLMN in order to fulfill its operational requirements and has already appointed Siemens AG to design, manufacture, deliver, install and commission a system in defined regions of Indonesia.

          In the event that the aggregate amount of POs issued under Satelindo's Roll-out 2002 program equals or exceeds the amount of U.S.$ 30 million (excluding training, maintenance, "Original External Manufacturer" or OEM, "Intelligent Network" or IN, and "Microwave") and provided there is no default in payments, Satelindo shall have the right to order, free of charge, Base Transceiver Station ("BTS") and/or Base Station Controller ("BSC") equipment up to the maximum aggregate amount of 3% times the sum of the BTS and BSC purchase price value in U.S. dollar.

          Up to December 31, 2002, POs issued by Satelindo amount to U.S.$
          33,944.

       b. As of December 31, 2002, commitments made by the Company and IM3 under operating lease agreements amounted to U.S.$ 2,040 and Rp 12,775, with the following maturities (see Note 37a):

                                             U.S.$   Rp
                                             ----- ------
                       Less than 1 year..... 1,065     --
                       Between 1 and 5 years   975 12,775

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


    c. In 1994 and 1998, the Company was appointed as a Financial Administrator ("FA") and Central Billing Party ("CBP"), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network ("APCN") submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN's IRU and Defined Underwritten Capacity ("DUC") and Occasional Commercial Use ("OCU") service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company's books. However, the Company is managing these funds in separate accounts. As of December 31, 2002, the total funds related to these transactions (including interest earned) amounted to U.S.$ 38,283. Besides the funds from the sale of IRU, the members of the consortium also receive the interest earned by the above funds.

    d. On January 26, 2000, Satelindo entered into a revolving credit facility agreement ("Alcatel revolving facility") with Electro Banque, Paris, for a credit facility amounting to U.S.$ 25,000. The credit facility may be utilized to finance the part of equipment and services which will be supplied by Alcatel CIT and Enkomindo. As of December 31, 2002, Satelindo has not utilized this credit facility.

    e. On August 19, 2002 and September 18, 2002, IM3 entered into agreements with Mandiri for the opening of LCs amounting to U.S.$ 27,983 and U.S.$ 3,773, respectively, to be made available upon dates agreed upon, subject to the terms and conditions that are met in such agreements and shall be terminated on February 15, 2003. These facilities bear interest at LIBOR + 2% per annum.

       The LCs (usance) are intended for the purpose of GSM 1800 equipment installation and availment of services from Ericsson.

       As of December 31, 2002, the unused LC facilities amount to U.S.$ 24,653.

    f. Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance ("MOF") of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government's dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders' Annual General Meeting.

       The penalties amounted to Rp 20,633 and Rp 38,096 for the dividends from the Company's net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision.

       The Company did not accrue any penalties on the dividends because, in the opinion of the Company's legal counsels, the MOF had no basis to impose the penalties.

30.  DEBTS RESTRUCTURING

    a. On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

       itself and its lenders. The carrying amount of the long-term debts amounted to U.S.$ 448,042 as of May 30, 2000. The difference amounting to U.S.$ 14,402 between the carrying amount of the long term debts and the total future payments of principal has been deferred and will be offset against the future interest expense since the total payments of principal and interest over the remaining term of debts exceed the carrying amount of the long term debts.

       The terms and conditions of Satelindo's debts pursuant to the provisions of the MRA are summarized as follows (see Note 15):

       1. Ex--IBRA Term Loan

          The new terms and conditions of this facility are as follows:

                           Lender... IBRA
                           Principal U.S.$ 65,402
                           Interest. LIBOR plus 2.5%

       2. Term Loan with PT Bank Paribas--BBD

          The new terms and conditions of this facility are as follows:

                Facility Agent IntesaBci S.p.A, Singapore Branch
                Principal..... U.S.$ 45,640
                Interest...... LIBOR plus 2.5%

       3. GECA Credit

          The new terms and conditions of this facility are as follows:

                    Lead Manager Commerzbank AG, Frankfurt am Main
                    Principal... U.S.$ 108,008
                    Interest.... 2000-2003    : LIBOR plus 2.5%
                                 2004         : LIBOR plus 4.5%
                                 2005         : LIBOR plus 5.0%
                                 2006         : LIBOR plus 5.5%

       4. Guaranteed Floating Rate Bonds

          The new terms and conditions of the bonds are as follows:

                     Trustee.. The Bank of New York
                     Principal U.S.$ 214,890
                     Interest. 2000-2003 : LIBOR plus 2.5%
                               2004      : LIBOR plus 4.5%
                               2005      : LIBOR plus 5.0%
                               2006      : LIBOR plus 5.5%

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


       The MRA includes provisions for mandatory prepayment (under certain conditions) and voluntary prepayments. On July 28, 2002, Satelindo made mandatory prepayments totalling U.S.$ 56,250, which included accrued interest. (see Note 15).

       The schedule of the repayment of the loans is as follows:

                                                       Guaranteed
                                                        Floating
                                    PT Bank     GECA      Rate
                         Ex--IBRA Paribas--BBD Credit    Bonds     Total
                         -------- ------------ ------- ---------- -------
       June 30, 2000....   3,000      2,282         --       --     5,282
       December 31, 2000   3,000      2,282         --       --     5,282
       June 30, 2001....   3,000      2,282         --       --     5,282
       December 31, 2001   3,000      2,282         --       --     5,282
       June 30, 2002....  12,200      9,128         --       --    21,328
       December 31, 2002  12,200      9,128         --       --    21,328
       June 30, 2003....  14,500      9,128         --       --    23,628
       December 31, 2003  14,502      9,128         --       --    23,630
       April 30, 2004...      --         --     18,001       --    18,001
       October 31, 2004.      --         --     18,001       --    18,001
       December 31, 2004      --         --         --   71,630    71,630
       April 30, 2005...      --         --     18,001       --    18,001
       October 31, 2005.      --         --     18,002       --    18,002
       December 31, 2005      --         --         --   71,630    71,630
       April 30, 2006...      --         --     18,001       --    18,001
       October 31, 2006.      --         --     18,002       --    18,002
       December 31, 2006      --         --         --   71,630    71,630
                          ------     ------    -------  -------   -------
       Total............  65,402     45,640    108,008  214,890   433,940
                          ======     ======    =======  =======   =======

    b. Debt Facility with Alcatel CIT and Enkomindo

       In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and Enkomindo into a long-term debt facility, with details as follows:

                     Lender... Alcatel CIT and Enkomindo
                     Principal U.S.$ 116,000
                     Interest. 2000-2003 : LIBOR plus 2.50%
                                    2004 : LIBOR plus 4.50%

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


       The regular repayment schedule for this debt facility is as follows:

                                              Amount
                                          --------------
                       March 31, 2000....   U.S.$ 11,600
                       September 30, 2000         11,600
                       March 31, 2001....         11,600
                       September 30, 2001         11,600
                       March 31, 2002....         11,600
                       September 30, 2002         11,600
                       March 31, 2003....         11,600
                       September 30, 2003         11,600
                       March 31, 2004....         11,600
                       September 30, 2004         11,600
                                          --------------
                       Total............. U.S. $ 116,000
                                          ==============

31.  TARIFF SYSTEM

  a.  International telecommunications services

   The service rates ("tariffs") for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union ("ITU"). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone ("CCITT"). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

   The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right ("SDR") or the Gold franc that is equivalent to 1/3.061SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

   The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rate is generally higher than the accounting rate. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

  b.  Cellular services

   Tariff for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed "Ministry of Communications"). Under this regulation, the cellular tariff consists of the following:

   .   Connection fee

   .   Monthly charges

   .   Usage charges

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The maximum tariff for connection fee is Rp 200,000 per new connection number. The maximum tariff for monthly charge is Rp 65,000. Usage charges consist of the following:

    1. Airtime

       The maximum airtime tariff charged for "origin" cellular is Rp 325/minute. The details of the tariff system are as follows:

      a.  Cellular to cellular   : 2 times airtime rate
      b.  Cellular to PSTN       : 1 time airtime rate
      c.  PSTN to cellular       : 1 time airtime rate
      d.  Card phone to cellular : 1 time airtime rate plus 41% surcharge

    2. Usage

       a. Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

       b. Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call ("SLJJ") for a PSTN subscriber.

       The maximum tariff for active roaming is Rp 1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

       Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

32.  INTERCONNECTION TARIFFS

   Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The regulation has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN and other domestic PSTN.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Based on the decree of the Ministry of Communications, the interconnection tariff arrangement is as follows:

  1. Structure of the Interconnection Tariff

    a. Between international and domestic PSTN

       Based on decision letter No.KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the new interconnection tariffs are as follows:

                                             Tariff                      Basis
                                     ---------------------- -------------------------------
Access charge                        Rp 850 per call        Number of successful outgoing
                                                            and incoming calls

Usage charge                         Rp 550 per paid minute Duration of successful outgoing
                                                            and incoming calls

Universal Service Obligation ("USO") Rp 750 per call        Number of successful outgoing
                                                            and incoming calls

       For a ten-year period effective January 1, 1995, the Company is exempted from the obligation to pay USO to Telkom.

       Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier's international telecommunications revenue.

    b. Between cellular telecommunications network and domestic PSTN

       Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 ("Decree No. 46") dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

      (1) Local Calls

          For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls. For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

      (2) SLJJ

          For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


          For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

    c. Between cellular telecommunications network and another cellular telecommunications network

       Based on Decree No. 46, the interconnection tariffs are as follows:

      (1) Local Calls

          For local calls from a cellular telecommunications network to another, the "origin" cellular operator pays the airtime to the "destination" cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

      (2) SLJJ

          For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

    d. Between international PSTN and cellular telecommunications network

       Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in "a" above. However, up to December 31, 2002, as agreed mutually with the cellular telecommunications operators, Satelindo and the Company still applied the original contractual sharing agreements regarding the interconnection tariffs (see Note 33).

    e. Between international gateway exchanges

       Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

  2. Revenue Sharing

   Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


33.  INTERCONNECTION AGREEMENTS WITH SEVERAL CELLULAR TELECOMMUNICATIONS
    OPERATORS

   The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or "Excelcom" and PT Komunikasi Selular Indonesia or "Komselindo" (for the interconnection agreement with Telkomsel, see Note 26). The principal matters covered by the agreements are as follows:

   . The Company's and Satelindo's international gateway exchanges are interconnected with mobile cellular telecommunication operators' networks to make outgoing or receive incoming international calls through the Company's and Satelindo's international gateway exchanges.

   . The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators' revenues from the related services that are made through the Company's and Satelindo's international gateway exchanges.

   . Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo's and IM3's GSM mobile cellular telecommunications network with the above operators' network, enabling the above operators' customers to make calls/send short messages services ("SMS") to or receive calls/SMS from Satelindo's and IM3's customers.

   .   The agreements are renewable annually.

   As of December 31, 2002, there have been neither extensions nor terminations upon the expiration of the agreements. The Company, Satelindo and IM3 and the above operators still continue their business under the agreements by applying the original compensation formula.

   Interconnection revenues (net of interconnection charges) earned by the Company, Satelindo and IM3 from the operators are as follows:

                                    2000   2001   2002
                                   ------ ------ ------
                        Excelcom.. 13,615 27,828 23,898
                        Komselindo    657    481    554
                                   ------ ------ ------
                        Total..... 14,272 28,309 24,452
                                   ====== ====== ======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


34.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

   The Companies' monetary assets and liabilities denominated in various foreign currencies as of December 31, 2002, converted into equivalent U.S. dollar, are as follows:

                                                     Amount in  Equivalent
                                                    U.S. Dollar  Rupiah*)
                                                    ----------- ----------
     2002
     Assets:
     Cash and cash equivalents.....................   136,130   1,216,995
     Accounts receivable...........................    67,926     607,258
     Advances......................................     1,337      11,953
     Other current assets..........................     7,660      68,480
     Non-current assets--others....................    10,833      96,847

     Liabilities:
     Short-term loan...............................    25,000     223,500
     Accounts payable..............................    10,812      96,659
     Procurement payable...........................    51,180     457,549
     Accrued expenses..............................     5,312      47,489
     Other current liabilities.....................    10,798      96,534
     Long-term debts (including current maturities)   302,344   2,702,958
     Bonds payable.................................   181,280   1,620,645
     Other non-current liabilities.................     1,442      12,892
                                                      -------   ---------
     Net liabilities position......................   364,282   3,256,693
                                                      =======   =========

--------
*) translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

35.  SEGMENT INFORMATION

   The Companies manage and evaluate their operations in three major reportable segments: international calls, cellular and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only so no geographical information on segments was presented.

   The accounting policies of the operating segments are the same as those described in "Summary of Significant Accounting Policies" (see Note 2s). Except for entities with one operating segment, interest income is not reported on an operating segment basis because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and Income Tax are also not reported on an operating segment basis because they are not considered in the performance evaluation by the Companies' management.

   Inter-segment pricing is determined on an arm's length basis.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

   Consolidated information by industry segment follows:

                                           Major Segments
                                 ----------------------------------
                                            International            Other    Segment
                                  Cellular      Calls       MIDI    Services   Total
                                 ---------- ------------- --------- -------- ----------
2000
Revenues from external customers         --   2,184,008     752,978  81,771   3,018,757
Intersegment revenues...........         --          --      21,238   5,275      26,513
Operating income (loss).........         --   1,233,389     250,135  (6,484)  1,477,040
Depreciation....................         --      97,053      87,569   5,230     189,852
Segment profit..................         --   1,233,389     252,319   1,200   1,486,908
Segment assets..................         --   1,733,333   1,059,295 195,185   2,987,813
Segment liabilities.............         --     270,994     258,934 104,418     634,346
Expenditures for segment assets.         --     108,439     183,312   6,383     298,134
2001
Revenues from external customers  1,786,102   2,167,165   1,188,665 114,645   5,256,577
Intersegment revenues...........     16,195       9,673      83,577   8,996     118,441
Operating income (loss).........    455,436   1,035,867     343,602  (3,395)  1,831,510
Depreciation....................    703,600     136,332     167,228   4,459   1,011,619
Segment profit (loss)...........    217,600   1,007,901     295,358 (40,916)  1,479,943
Segment assets..................  9,177,680   2,623,155   2,549,027 150,153  14,500,015
Segment liabilities.............  1,285,854     811,225     503,588  94,984   2,695,651
Expenditures for segment assets.  7,670,744     647,226     684,323 469,889   9,472,182
2002
Revenues from external customers  3,326,927   2,150,837   1,386,028  99,046   6,962,838
Intersegment revenues...........     55,275      12,898     122,990   4,693     195,856
Operating income (loss).........    761,950     953,415     176,104  (3,561)  1,887,908
Depreciation....................  1,285,387     169,655     265,637   3,254   1,723,933
Segment profit..................    180,029     904,393     141,890   3,306   1,229,618
Segment assets.................. 12,916,875   2,197,514   3,030,450 142,780  18,287,619
Segment liabilities.............  5,046,838     899,781     670,009  57,987   6,674,615
Expenditures for segment assets.  5,874,082     101,718     451,987  16,525   6,444,312

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Reconciliations:

                                                                   2000       2001         2002
                                                                ---------  ----------  -----------
Revenues
Total revenues for reportable segments......................... 2,936,986   5,141,932    6,863,792
Other revenues.................................................    81,771     114,645       99,046
Elimination of intersegment revenues...........................   (26,513)   (118,441)    (195,856)
                                                                ---------  ----------  -----------
Net Revenues*)................................................. 2,992,244   5,138,136    6,766,982
                                                                =========  ==========  ===========
Operating Income
Total operating income for reportable segments................. 1,483,524   1,834,905    1,891,469
Other operating loss...........................................    (6,484)     (3,395)      (3,561)
Elimination of intersegment revenues...........................   (26,513)   (118,441)    (195,856)
Elimination of intersegment operating expenses.................    24,782     115,735      219,785
                                                                ---------  ----------  -----------
Operating Income*)............................................. 1,475,309   1,828,804    1,911,837
                                                                =========  ==========  ===========
Profit (Loss)
Total profit for reportable segments........................... 1,485,708   1,520,859    1,226,312
Other profit (loss)............................................     1,200     (40,916)       3,306
Elimination of intersegment profit.............................   (62,222)   (467,839)    (440,168)
Unallocated amounts:
   Interest income.............................................   154,299     609,626      751,416
   Gain on foreign exchange--net...............................   464,675     513,924      382,023
   Equity in net income of associated companies................   137,481     590,024      486,801
   Interest expense............................................    (5,261)   (389,384)    (543,054)
   Consultancy fees............................................        --    (259,811)          --
   Provision for doubtful interest receivable from convertible
     bonds.....................................................        --     (19,650)    (287,792)
   Other income (expenses)--net................................   177,236      81,614     (235,303)
                                                                ---------  ----------  -----------
Income Before Income Tax*)..................................... 2,353,116   2,138,447    1,343,541
                                                                =========  ==========  ===========
Assets
Total assets for reportable segments........................... 2,792,628  14,349,862   18,144,839
Other assets...................................................   195,185     150,153      142,780
Elimination of intersegment assets.............................  (386,133) (6,968,336) (10,896,670)
Other unallocated amounts...................................... 4,712,804  14,817,021   14,661,516
                                                                ---------  ----------  -----------
Total Assets*)................................................. 7,314,484  22,348,700   22,002,465
                                                                =========  ==========  ===========
Liabilities
Total liabilities for reportable segments......................   529,928   2,600,667    6,616,628
Other liabilities..............................................   104,418      94,984       57,987
Elimination of intersegment liabilities........................    40,182     (33,287)    (109,991)
Other unallocated amounts...................................... 3,281,047   8,946,633    4,834,439
                                                                ---------  ----------  -----------
Total Liabilities*)............................................ 3,955,575  11,608,997   11,399,063
                                                                =========  ==========  ===========

--------
*  as reflected in the consolidated balance sheets/statements of income

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


36.  CURRENT ECONOMIC CONDITION

   Indonesia continues to experience economic difficulties due to volatile exchange rates and interest rates, general price increases of commodities and services, lack of liquidity and tightening of available credit. These factors have slowed down economic activities.

   In response to these economic events, the Companies have adopted more stringent criteria in the evaluation of their investment activities, intensified their collection efforts and implemented a cost-consciousness program. In addition, Satelindo also restructured its loans from its creditors in May 2000 and increased its investment, primarily in the cellular business, after the limit on the allowable amount for annual capital expenditures has been waived by the creditors (see Note 15). The Companies will continue to adopt these measures and will initiate other measures to address the economic difficulties.

   The resolution of the current economic difficulties depends on the fiscal, monetary and other measures that have been and will be taken by the Government, actions which are beyond the Companies' control. It is not possible to determine the future effects a continuation of the current economic condition may have on the Companies' liquidity and earnings, including the effect flowing through from its customers, suppliers and stockholders.

37.  SUBSEQUENT EVENTS

    a. As of May 30, 2003, the average buying and selling rate of bank notes published by Bank Indonesia is Rp 8,279 to U.S.$ 1, while as of December 31, 2002, the average buying and selling rate was Rp 8,940 to U.S.$ 1. On the basis of the rate as of May 30, 2003, the Companies earned foreign exchange gain amounting to approximately Rp 240,790 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2002 (see Note 34).

       The commitments for the capital expenditures and operating leases denominated in U.S. dollar as of December 31, 2002 as disclosed in Note 29 would approximate Rp 1,107,805 and Rp 16,889, respectively, if translated at the rate as of May 30, 2003.

    b. On February 7, 2003, the Investment Coordinating Board, in its letter No. 14/V/PMA/2003, approved the change of the Company's status to become a Foreign Capital Investment Company.

    c. Based on a resolution at Primasel's Stockholders' Extraordinary Meeting held on January 23, 2003, the stockholders agreed to liquidate Primasel, effective February 1, 2003.

    d On February 6, 2003, the DGPT granted a license to Satelindo to provide network access point ("NAP") services through its letter No. 03/DIRJEN/2003.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


38.  RECLASSIFICATION OF ACCOUNTS

   Following are the accounts in the 2001 consolidated financial statements (before restatements) which have been reclassified to conform with the presentation of accounts in the 2002 consolidated financial statements unless otherwise stated:

No.          As Previously Reported                         As Reclassified                Amount
--- ----------------------------------------- ------------------------------------------- ---------
1.  Cash and cash equivalents                 Non-current assets--others                      4,750

2.  Accounts receivable--others               Other current assets                            9,249

3.  Advances                                  Long-term advances                             54,468

4.  Prepaid expenses and other current assets Prepaid taxes and expenses                    189,622
                                              Other current assets                            4,327

5.  Due from related parties                  Accounts receivable--other--related party   2,418,830
                                              Other current assets                           14,786

6.  Non-current assets--others                Long-term advances                            148,499
                                              Other current assets                           37,100

7.  Accrued expenses                          Other non-current liabilities                 109,142

8.  Deposit from customers                    Other non-current liabilities                  17,456

9.  Other current liabilities                 Procurement payable                           988,512
                                              Other non-current liabilities                   1,378

10. Operating revenues-- international calls  Operating expenses--compensation to telecommunications carriers and service
                                                providers                                     4,844

11. Operating revenues--international calls   Operating revenues--MIDI                       41,078

12. Operating expenses--compensation to       Operating revenues--cellular                  114,647
      telecommunications carriers and service Operating expenses--other costs of services    10,667
      providers

13. Operating expenses--administration and
      general                                 Operating expenses--personnel costs            15,962

14. Operating expenses--marketing             Operating expenses--other costs of services    20,948

15. Operating expenses--swap cost             Other income (expenses)--others--net           13,595

16. Other income (expenses)--others--net      Provision for doubtful interest receivable
                                                from convertible bonds                       19,650
                                              Other income (expenses)--interest income       10,500

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

   The consolidated financial statements of the Companies have been prepared in accordance with generally accepted accounting principles in Indonesia ("Indonesian GAAP") which differ in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of these differences are set forth below and their effects on net income and stockholders' equity are set forth in Note 40. The consolidated financial statements also include additional disclosures (see Note 41) in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission ("SEC").

  a.  Capitalization of Foreign Exchange Loss--Net of Gain

   Under Indonesian GAAP, foreign exchange losses--net of foreign exchange gain on borrowings used to finance construction of an asset should be capitalized. Capitalization of net foreign exchange loss ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

   Under U.S. GAAP, foreign exchange differential should be charged or credited to current operations. Therefore, the depreciation relating to the capitalized net foreign exchange loss under Indonesian GAAP should be reversed for U.S. GAAP purposes.

  b.  Interest Capitalizable to Properties under Construction and Installation

   Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e. properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company's interest expense into a subsidiary's asset is not allowed under Indonesian GAAP. The Company did not capitalize the interest incurred on its bonds payable in 2002 because the proceeds of the bonds were used for the acquisition of Bimagraha shares and capital contributions in IMM and IM3.

   Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost" does not specify that the interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP will result in additional depreciation recognized under U.S. GAAP.

   Further, U.S. GAAP allows capitalization of a parent company's interest expense to qualifying assets of a consolidated subsidiary provided that the subsidiary used the funds to acquire qualifying assets for its operations. In 2001, the qualifying assets were IMM's internet assets and IM3's cellular assets.

  c.  Pension Plan

   Under Indonesian GAAP, the Company follows SAK 24, an accounting method for pensions that is substantially consistent with the requirements of U.S. GAAP. Under U.S. GAAP, starting from January 1, 1991, the accounting for these benefits is governed by SFAS No. 87, "Employers' Accounting for Pensions". In

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

computing net periodic pension cost, the Company uses the transition obligation calculated as of January 1, 1995 and 1991 for Indonesian GAAP and U.S. GAAP purposes, respectively.

  d.  Postretirement Benefits

   Under Indonesian GAAP, there are no strict requirements for the recognition of an employer's liability for healthcare plan granted to employees for the period subsequent to retirement. The Company accounts for these benefits as an expense at the time they are claimed.

   Under U.S. GAAP, the Company accounts for these benefits over the estimated service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions".

  e.  Landrights

   In Indonesia, except for ownership rights ("Hak Milik") granted to individuals, the title to land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through landrights, whereby the holder of the rights enjoys the full use of the land for a stated period of time, subject to extensions. The Companies expect that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. However, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

   Under Indonesian GAAP, expenses associated with the acquisition of government permit to use the land (i.e. notary fee, tax, etc.) should be amortized over the period the holder is expected to retain the landrights which, in the case of the Companies, is an initial period ranging from approximately 20 to 30 years.

   Under U.S. GAAP, all costs to acquire the landrights should be amortized over the period the holder is expected to retain the landrights. As a result of the above difference, when landright is sold, the gain/loss from the disposal of land will be different under Indonesian GAAP and U.S. GAAP.

  f.  Revenue Recognition

   Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for post-paid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service).

   Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition", revenue from service connection should be deferred and recognized over the expected term of the customer relationship.

  g.  Goodwill

   Under Indonesian GAAP, goodwill is amortized using the straight-line method over five years.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   Under U.S. GAAP, starting with fiscal years beginning after December 15, 2001, goodwill is not amortized but is subject to impairment test under SFAS No. 142, "Goodwill and Other Intangible Assets". Prior to 2002, the goodwill arising from the acquisition of Bimagraha (see Note 4), had been amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with SFAS No. 142.

  h.  Intangible Assets

   Under Indonesian GAAP, intangible assets acquired in a business combination are not recognized separately from goodwill (see "g" above).

   Under U.S. GAAP, intangible assets that meet the new criteria for recognition apart from goodwill under SFAS No. 142 should be reported separately from goodwill. The Company's intangible assets with definite lives acquired from the acquisition of Satelindo in 2002 are amortized and subject to impairment test under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

  i.  Equity in Net Loss of Associated Companies

   This represents the effect of the difference between Indonesian GAAP and U.S. GAAP in the investee's accounting for foreign exchange differential on borrowings relating to property under construction (see "a" above).

  j.  Minority Interest

   This represents the net effect on the minority stockholders' proportionate share in the equity of the subsidiaries, as a result of the differences between Indonesian GAAP and U.S. GAAP which affects the subsidiaries' net income.

  k.  Preacquisition Income

   This represents the difference in the 2002 net income of Satelindo determined under the two GAAPs at the time of the acquisition of equity interest in Satelindo (see Note 1d).

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


40. RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS' EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

   The following is a summary of the significant adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to stockholders' equity as of December 31, 2001 and 2002 which would be required if U.S. GAAP had been applied instead of Indonesian GAAP in the consolidated financial statements:

                                                           2000       2001           2002
                                                        ---------  ---------  -----------------
                                                            Rp         Rp        Rp      U.S.$
                                                                                        (Note 3)
Net income according to the consolidated financial
  statements prepared under Indonesian GAAP............ 1,642,125  1,452,795   336,252   37,612
                                                        ---------  ---------  --------  -------
U.S. GAAP adjustments
Increase (decrease) due to:
   Amortization of goodwill............................        --    (28,817)  753,495   84,283
   Depreciation........................................        --    178,014   165,627   18,526
   Capitalization of interest expense..................        --     97,908    53,360    5,969
   Net periodic pension cost...........................       161        153       191       21
   Minority interest...................................       121    (18,779)      130       15
   Loss on disposal of land............................        --         --        78        9
   Deferred Income Tax effect of U.S. GAAP adjustments.     2,753    (56,516) (301,055) (33,675)
   Amortization of intangible assets...................        --         --   (53,596)  (5,995)
   Deferral of connection fees--net of amortization....        --    (43,263)  (38,817)  (4,342)
   Preacquisition income...............................        --         --   (14,294)  (1,599)
   Amortization of landrights..........................    (2,821)    (3,832)   (8,734)    (977)
   Net periodic postretirement benefit cost............    (8,798)    (8,828)   (8,632)    (965)
   Capitalization of net foreign exchange losses.......        --    (25,747)     (502)     (56)
   Equity in net loss of associated companies..........    (9,060)        --        --       --
                                                        ---------  ---------  --------  -------
Net adjustments........................................   (17,644)    90,293   547,251   61,214
                                                        ---------  ---------  --------  -------
Net income in accordance with U.S. GAAP................ 1,624,481  1,543,088   883,503   98,826
                                                        ---------  ---------  --------  -------
Basic earnings per share...............................  1,568.79   1,490.19    853.21     0.10
                                                        =========  =========  ========  =======
Basic earnings per ADS (ten B shares per ADS).......... 15,687.89  14,901.87  8,532.14     0.95
                                                        =========  =========  ========  =======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


                                                                           2001              2002
                                                                        ----------  ---------------------
                                                                            Rp          Rp        U.S.$
                                                                                                 (Note 3)
Stockholders' equity according to the consolidated financial statements prepared under Indonesian GAAP....................................... 10,739,703  10,603,402  1,186,063
                                                                        ----------  ----------  ---------
U.S. GAAP adjustments
Increase (decrease) due to:
   Amortization of goodwill............................................    (28,817)    724,678     81,060
   Accumulated depreciation............................................    178,014     343,641     38,438
   Capitalization of interest expense..................................     97,908     151,268     16,920
   Pension cost........................................................      1,222       1,413        158
   Loss on disposal of land............................................         --          78          9
   Equity in net loss of associated companies..........................   (370,377)   (370,377)   (41,429)
   Deferred tax liabilities on U.S. GAAP adjustments...................     11,156    (289,899)   (32,427)
   Unearned connection fees............................................    (43,263)    (82,080)    (9,181)
   Amortization of intangible assets...................................         --     (53,596)    (5,995)
   Accrued postretirement benefit cost.................................    (29,319)    (37,951)    (4,245)
   Amortization of landrights..........................................    (21,809)    (30,543)    (3,416)
   Capitalization of net foreign exchange losses.......................    (25,747)    (26,249)    (2,936)
   Minority interest...................................................    (18,422)    (18,292)    (2,046)
   Preacquisition income...............................................         --     (14,294)    (1,599)
                                                                        ----------  ----------  ---------
   Net adjustments.....................................................   (249,454)    297,797     33,311
                                                                        ----------  ----------  ---------
Stockholders' equity in accordance with
  U.S. GAAP............................................................ 10,490,249  10,901,199  1,219,374
                                                                        ==========  ==========  =========

   The changes in stockholders' equity in accordance with U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 are shown in Appendixes I, II and III, respectively.

   With regard to the consolidated balance sheets and statements of income, the following significant captions determined under U.S. GAAP would have been:

                                         2001            2002
                                      ---------- --------------------
                                          Rp         Rp      U.S.$
                                                            (Note 3)
          Consolidated balance sheets
          Current assets.............  8,841,754  5,299,053   592,735
          Total assets............... 22,024,358 22,508,632 2,517,744
          Current liabilities........  5,722,699  3,271,960   365,991
          Total liabilities.......... 11,534,109 11,607,433 1,298,370

                                        2000      2001           2002
                                      --------- --------- ------------------
                                         Rp        Rp        Rp      U.S.$
                                                                    (Note 3)
    Consolidated statements of income
    Operating income................. 1,463,852 1,951,350 1,903,454 212,914

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


41.  ADDITIONAL U.S. GAAP DISCLOSURES

   The following information is presented on the basis of U.S. GAAP:

  a.  Operating Revenues

   Under Indonesian GAAP, the Companies presented operating revenues from interconnection with domestic and international operators net of charges (see
Note 21).

   Under U.S. GAAP, interconnection revenues should not be presented net in accordance with SAB No. 101. Operating revenues under U.S. GAAP would be as follows:

                                                   2000       2001       2002
                                                 --------- ---------  ---------
Operating revenues under Indonesian GAAP........ 2,992,244 5,138,136  6,766,982
Add back:
   Charges from international carriers..........   904,739   804,689    631,363
   Domestic interconnection charges.............   148,866   356,297    580,453
Deferral of connection fees--net of amortization        --   (43,263)   (38,817)
                                                 --------- ---------  ---------
Operating revenues under U.S. GAAP.............. 4,045,849 6,255,859  7,939,981
                                                 ========= =========  =========

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  b.  Income Tax

   The reconciliation between the expected consolidated Income Tax expense in accordance with U.S. GAAP and the consolidated Income Tax expense in accordance with U.S. GAAP is as follows:

                                                                   2000       2001           2002
                                                                ---------  ---------  ------------------
                                                                    Rp         Rp         Rp      U.S.$
                                                                                                 (Note 3)
Income before Income Tax of the Company and Subsidiaries....... 2,388,848  3,370,190  3,901,059  436,360
                                                                ---------  ---------  ---------  -------
Expected consolidated Income Tax expense in accordance with
  U.S. GAAP....................................................   716,654  1,011,057  1,170,318  130,908
                                                                ---------  ---------  ---------  -------
Effect of permanent differences at the enacted maximum tax rate
  (30%):
   Interest on tax installments................................        --         --     41,207    4,609
   Gain on sale of other long-term investment..................        --         --     32,755    3,664
   Employee benefits...........................................     7,207      5,964     11,162    1,249
   Assessment for Income Taxes and related penalties...........       668     12,383      6,964      779
   Donation....................................................       954      1,145      4,179      467
   Tax expense.................................................        --         --      4,066      455
   Amortization of landrights..................................       846      1,149      2,620      293
   Net periodic postretirement benefit cost....................     2,639      2,648      2,590      290
   Representation..............................................     1,152        654      2,009      225
   Interest income already subjected to final tax..............   (48,023)  (137,319)   (88,295)  (9,876)
   Capitalization of interest net of depreciation..............        --    (29,372)   (11,336)  (1,268)
   Others......................................................     2,918      2,741      1,221      136
Valuation allowance adjustment.................................        --   (386,261)  (103,956) (11,628)
Adjustment due to tax audit and others.........................       (19)   (15,778)       (88)     (10)
                                                                ---------  ---------  ---------  -------
Consolidated Income Tax expense in accordance with U.S.
  GAAP.........................................................   684,996    469,011  1,075,416  120,293
                                                                =========  =========  =========  =======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  c.  Pension

   The following table shows the details of the net change in the benefit obligations and the fair value of the defined pension plan assets as of December 31, 2001 and 2002 of the Company, Satelindo and Lintasarta:

                                                                                2001     2002
                                                                              -------  -------
Benefit Obligation:
Benefit obligation at beginning of year...................................... 251,675  310,627
Beginning balance of benefit obligation from new subsidiaries acquired.......  13,468       --
Service cost.................................................................  18,707   21,767
Plan participants' contributions.............................................   1,318    1,972
Interest cost................................................................  31,349   36,770
Benefits payment.............................................................  (4,695)    (602)
Actuarial loss (gain)........................................................  (1,195)   1,521
                                                                              -------  -------
Benefit Obligation at end of year............................................ 310,627  372,055
                                                                              =======  =======
Plan Assets:
Fair value of plan assets at beginning of year............................... 270,359  434,060
Beginning balance of fair value of plan assets from new subsidiaries acquired   5,267       --
Actual return on plan assets.................................................  24,169   27,827
Employer's contributions..................................................... 137,642   25,652
Plan participants' contributions.............................................   1,318    1,972
Benefits payment.............................................................  (4,695)    (602)
                                                                              -------  -------
Fair value of plan assets at end of year..................................... 434,060  488,909
                                                                              =======  =======

The amounts included in the consolidated balance sheets as of December 31, 2001 and 2002 for the defined pension plans are as follows:

                                                   2001      2002
                                                 -------   -------
           Funded status........................ 123,433   116,854
           Unrecognized net actuarial loss...... 158,788   167,823
           Unrecognized prior service cost......      42        59
           Unrecognized net transition liability  16,760    15,344
                                                 -------   -------
           Prepaid pension--net................. 299,023a) 300,080b)
                                                 =======   =======

--------
a) net of Lintasarta's and Satelindo's accrued pension cost amounting to Rp
   2,494
b) net of Lintasarta's and Satelindo's accrued pension cost amounting to Rp
   6,074

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


The net periodic pension cost for the plans of the Company, Satelindo and Lintasarta is as follows:

                                           2000     2001     2002
                                          ------  -------  -------
            Interest cost................ 19,661   31,349   36,770
            Service cost................. 12,159   18,707   21,767
            Net amortization and deferral  5,027   10,957    9,736
            Return on plan assets........ (7,335) (32,990) (43,678)
                                          ------  -------  -------
            Net periodic pension cost.... 29,512   28,023   24,595
                                          ======  =======  =======

  d.  Goodwill and Intangible Assets

   The Company initially applied SFAS No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002. The carrying amounts of the recognized intangible assets acquired in 2002 are accounted for as intangible assets apart from goodwill and amortized over their useful lives. The Company also ceased amortizing goodwill. Goodwill is analyzed for impairment annually.

   The following table shows the results of operations as if SFAS No. 142 were applied since the beginning of the periods presented:

                                            2000      2001          2002
                                          --------- --------- ----------------
                                                                       U.S.$
                                             Rp        Rp       Rp    (Note 3)
                                          --------- --------- ------- --------
 Net income
 Net income as reported under U.S. GAAP.. 1,624,481 1,543,088 883,503  98,826
 Add back:
    Goodwill amortization................     2,480   350,018      --      --
                                          --------- --------- -------  ------
 Adjusted net income..................... 1,626,961 1,893,106 883,503  98,826
                                          ========= ========= =======  ======
 Basic earnings per share
 Basic earnings per share under U.S. GAAP  1,568.79  1,490.19  853.21    0.10
 Add back:
    Goodwill amortization................      2.39    338.02      --      --
                                          --------- --------- -------  ------
 Adjusted basic earnings per share.......  1,571.18  1,828.21  853.21    0.10
                                          ========= ========= =======  ======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The details of intangible assets acquired from the acquisition of Satelindo in 2002 are as follows:

                                  Gross   Accumulated  Carrying
                   Description    Amount  Amortization  Amount
                   -----------    ------- ------------ --------
                 Customer base
                    Postpaid..... 154,220    15,593    138,627
                    Prepaid......  73,128     6,162     66,966
                 Spectrum license 222,972    22,540    200,382
                 Brand........... 147,178     9,301    137,877
                                  -------    ------    -------
                 Total........... 597,448    53,596    543,852
                                  =======    ======    =======

   The amount expense of the above intangible assets for each of the years 2003 to 2006 is Rp 106,014 while for 2007 it is Rp 67,881.

   As of January 1, 2002, the Company performed the transitional impairment test under SFAS No. 142. The Company assigned all of its goodwill to the cellular reporting unit. The transitional impairment test was performed by comparing the carrying value of the net assets (including all goodwill) of the cellular reporting unit to its fair value, which was determined based on the discounted cash flows method. The transitional impairment test revealed that no impairment of the net assets of the cellular reporting unit had occurred as of January 1, 2002, as the carrying value of the net assets did not exceed their fair value.

   In 2002, for U.S. GAAP purposes, the goodwill amortization recorded under Indonesian GAAP amounting to Rp 753,495 was reversed and the amortization of these intangible assets amounting to Rp 53,596 was recognized.

   As of December 31, 2002, the Company completed the annual impairment test required by SFAS No. 142 which was also performed by comparing the carrying value of the net assets of the cellular reporting unit to their fair value based on the discounted cash flows method. Based on the test, the Company determined that no impairment has occurred as of December 31, 2002.

  e.  Adjustment of Accounts Receivable--Trade from Telkom

   Under Indonesian GAAP, the adjustment of the accounts receivable--trade from Telkom amounting to Rp 118,018 pertaining to prior years (see Note 6) was presented as part of "Other Expenses--Others".

   Under U.S. GAAP, this adjustment was presented as part of Operating Expenses.

  f.  Fair Value of Financial Instruments

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   . Cash equivalents and short-term investments: the carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected realization.

   . Short-term loans: the carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected payment date.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   . Investments in associated companies and other long-term investments: it was not practicable to estimate fair values of investments in associated companies and other long-term investments as there are no quoted market prices for these or similar investments. Other long-term investments which have a carrying value of Rp 402,502 and Rp 273,669 as of December 31, 2001 and 2002, respectively, are carried at acquisition cost less allowance for decline in value, and the investments in associated companies in which the ownership of the Companies is 20% or more are adjusted for the Companies' equity in the net income or loss of the investees.

   . Current maturities of long-term debts, long-term debts and bonds payable: the fair value of these financial instruments was estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest at which the Companies could borrow as of the respective balance sheet dates.

The estimated fair values of the Companies' financial instruments are as follows:

                                                 2001                       2002
                                      -------------------------- --------------------------
                                      Carrying Amount Fair Value Carrying Amount Fair Value
                                      --------------- ---------- --------------- ----------
Cash equivalents.....................    4,493,757    4,493,757     2,401,280    2,401,280
Short-term investments...............           --           --        67,625       67,625
Short-term loans.....................          525          525       226,184      226,184
Current maturities of long-term debts      818,811      955,290       645,046      661,282
Long-term debts......................    2,211,044    1,749,243     3,357,193    2,954,032
Bonds payable........................    3,323,959    2,713,483     3,957,057    3,322,815

  g.  Postretirement Benefits

   The Company provides postretirement medical benefits to its eligible retirees and their spouses. Under Indonesian GAAP the Company accounts for these benefits as they are claimed by eligible retirees or their spouses. Effective January 1, 1995, the Company has been required, for purposes of U.S. GAAP, to account for the cost of these benefits over the service period of its employees based on actuarial computations which are similar to those provided by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". The transition obligation at the date of initial application of SFAS No. 106 is Rp 4,239 and is being amortized over the average expected future service period of active employees, which is 15.93 years.

   The composition of the net periodic postretirement benefit cost for the years ended December 31, 2000, 2001 and 2002 is as follows:

                                                         2000  2001  2002
                                                         ----- ----- -----
      Service cost...................................... 3,223 2,346 2,286
      Interest cost..................................... 4,392 5,534 5,693
      Amortization of unrecognized transition obligation   266   266   266
      Amortization of gains............................. 1,237 1,331   838
                                                         ----- ----- -----
      Net periodic postretirement benefit cost.......... 9,118 9,477 9,083
                                                         ===== ===== =====

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


   The actuarial valuations for the postretirement benefit plan as of December 31, 2000, 2001 and 2002 were calculated using the projected-unit-credit method and applying the following assumptions:

                      Discount rate           :       12%
                      Cost trend rate         :       10%

   The funded status of the plan as of December 31, 2001 and 2002 is as follows:

                                                        2001     2002
                                                      -------  -------
        Accumulated postretirement benefit obligation
           Retirees..................................   5,522    6,626
           Other fully-eligible plan participants....  42,149   44,632
                                                      -------  -------
        Total........................................  47,671   51,258
        Unrecognized net gains....................... (15,976) (11,197)
        Unrecognized transition obligation...........  (2,376)  (2,110)
                                                      -------  -------
        Accrued postretirement benefit cost..........  29,319   37,951
                                                      =======  =======

  h.  Valuation and Qualifying Accounts

   The following summarizes the activities in the Companies' valuation and qualifying accounts:

  2000

                                               Balance  Additions--
                                                 at     Charged to              Balance
                                              Beginning  Costs and             at End of
Description                                    of Year   Expenses   Deductions   Year
-----------                                   --------- ----------- ---------- ---------
                                                 Rp         Rp          Rp        Rp
Allowance for doubtful accounts:
   Accounts receivable--trade
       Related parties
          Telkom.............................   58,674     2,140     (10,127)    50,687
          Others.............................      709     8,653          --      9,362
       Third parties.........................   23,723    10,163      (5,125)    28,761
   Accounts receivable--others...............      310        --          --        310
   Other current assets......................   10,358        --          --     10,358
   Due from related parties..................   60,243     4,096          --     64,339
Allowance for decline in value of investments  301,232        --          --    301,232
Valuation allowance--deferred tax assets.....       --     1,897          --      1,897
                                               -------    ------     -------    -------
Total........................................  455,249    26,949     (15,252)   466,946
                                               =======    ======     =======    =======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  2001

                                               Balance  Additions--
                                                 at     Charged to                 New      Balance at
                                              Beginning  Costs and             Subsidiaries   End of
Description                                    of Year   Expenses   Deductions   Acquired      Year
-----------                                   --------- ----------- ---------- ------------ ----------
Allowance for doubtful accounts:
   Accounts receivable--trade
       Related parties
          Telkom.............................   50,687      3,298          --      27,900      81,885
          Others.............................    9,362    (11,014)         --      28,563      26,911
       Third parties.........................   28,761     13,515    (210,117)    620,768     452,927
   Accounts receivable--others...............      310         --        (310)         --          --
   Other current assets......................   10,358     19,650          --          --      30,008
   Due from related parties..................   64,339     16,426          --          --      80,765
Allowance for decline in value of investments  301,232     60,050          --          --     361,282
Valuation allowance--deferred tax assets.....    1,897         --    (386,261)    509,213     124,849
                                               -------    -------    --------   ---------   ---------
Total........................................  466,946    101,925    (596,688)  1,186,444   1,158,627
                                               =======    =======    ========   =========   =========

  2002

                                             Additions--                              Effect of
                                  Balance at Charged to                                Foreign    Balance
                                  Beginning   Costs and                                Exchange  at End of
Description                        of Year    Expenses   Deductions Reclassification* Adjustment   Year
-----------                       ---------- ----------- ---------- ----------------- ---------- ---------
Allowance for doubtful accounts:
   Accounts receivable--trade
       Related parties
          Telkom.................    81,885     29,421          --           --             --    111,306
          Others.................    26,911     13,016          --        4,181             --     44,108
       Third parties.............   452,927     33,264    (239,297)      (4,181)        (4,693)   238,020
   Other current assets..........    30,008    287,792    (317,800)          --             --         --
   Due from related parties......    80,765        255          --           --         (3,115)    77,905
Allowance for decline in value of
  investments....................   361,282     80,227     (97,785)          --             --    343,724
Valuation allowance--deferred tax
  assets.........................   124,849         --    (103,957)          --             --     20,892
                                  ---------    -------    --------       ------         ------    -------
Total............................ 1,158,627    443,975    (758,839)          --         (7,808)   835,955
                                  =========    =======    ========       ======         ======    =======

--------
* reclassification of accounts receivable--trade from previous third parties which became related parties in 2002

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  i.  Comprehensive Income

   Shown below are the statements of comprehensive income for the years ended December 31, 2000, 2001 and 2002:

                                                        Statements of Comprehensive Income
                                                        For The Years Ended December 31,
                                                        ----------------------------------
                                                          2000         2001       2002
                                                         ---------   ---------    -------
Net income............................................. 1,624,481   1,543,088    883,503
Other comprehensive income:
   Difference in foreign currency translation..........     2,828     (12,495)        --
   Adjustment for minimum unfunded pension liabilities.     7,138          --         --
                                                         ---------   ---------    -------
Net.................................................... 1,634,447   1,530,593    883,503
                                                         =========   =========    =======

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  j.  Consolidated Statements of Cash Flows

   Under U.S. GAAP, when the direct method of reporting net cash flows from operating activities is used, the reconciliation of net income to net cash provided by operating activities is also presented as follows:

                                                                                          For The Years Ended December 31,
                                                                                    -------------------------------------------
                                                                                       2000       2001             2002
                                                                                    ---------  ----------  --------------------
                                                                                        Rp         Rp          Rp       U.S.$
                                                                                                                       (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income under U.S. GAAP......................................................... 1,624,481   1,543,088     883,503    98,826
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation....................................................................   189,852     820,766   1,558,306   174,307
   Income Tax expense (benefit)--deferred..........................................    54,418    (181,441)    829,546    92,790
   Provision for doubtful accounts.................................................    25,052      41,567     355,940    39,814
   Provision for decline in value of investments...................................        --      60,050      80,227     8,974
   Amortization of:
      Intangible assets............................................................        --          --      53,596     5,995
      Landrights...................................................................     2,821       3,832       8,734       977
      Long-term rent (presented as part of "Non-current Assets--Others")...........     4,094      16,933       1,432       160
      Deferred result of debts restructuring.......................................        --     (11,834)     (2,297)     (257)
      Goodwill.....................................................................     2,480     350,018          --        --
   Minority interest in net income of subsidiaries.................................    23,122     292,238      41,229     4,612
   Loss (gain) on sale/disposal of property and equipment..........................    20,985      (4,889)     14,036     1,570
   Cash dividends received from associated companies...............................    35,414       2,954       2,804       314
   Unrealized foreign exchange loss (gain).........................................     7,984    (126,941)   (724,773)  (81,071)
   Interest income on convertible bond.............................................        --          --    (287,792)  (32,191)
   Capitalization of interest expense..............................................        --    (113,602)   (102,803)  (11,499)
   Equity in net income of associated companies....................................   (74,409)   (132,268)    (72,288)   (8,086)
   Current Income Tax expense on gain on sale of long-term investments charged to
    "Difference in Value from Restructuring Transactions of Entities Under Common
    Control" under Stockholders' Equity............................................        --  (2,943,963)         --        --
   Loss (gain) from sale/liquidation of investments................................     2,790     (20,724)         --        --
Decrease (increase) in operating assets:
   Accounts receivable--trade......................................................   (19,701)    251,933     118,692    13,277
   Accounts receivable--others.....................................................   (80,157)     38,815     117,623    13,157
   Inventories.....................................................................        --     (42,227)     (3,117)     (349)
   Advances........................................................................  (174,068)    122,397     (50,113)   (5,605)
   Prepaid taxes and expenses......................................................   (38,892)    (55,198)   (430,335)  (48,136)
   Other current assets............................................................     4,438     (12,090)     10,858     1,215
   Due from related parties........................................................    12,734    (196,157)      6,815       762
   Long-term receivables...........................................................    15,057     (91,282)     (5,378)     (602)
   Long-term prepaid pension.......................................................  (167,870)   (107,865)      6,611       739
   Non-current assets--others......................................................     1,630      72,780     (20,391)   (2,281)
Increase (decrease) in operating liabilities:
   Accounts payable--trade.........................................................   (57,911)   (863,355)    (91,138)  (10,194)
   Procurement payable.............................................................     2,886     891,489      12,389     1,386
   Taxes payable...................................................................    98,517   2,514,545  (2,650,248) (296,448)
   Accrued expenses................................................................   (63,460)     14,961      64,122     7,172
   Unearned income.................................................................        --     225,141     302,658    33,854
   Deposits from customers.........................................................     3,072    (182,840)     (3,619)     (405)
   Other current liabilities.......................................................   (46,333)   (320,161)    (84,055)   (9,402)
   Due to related parties..........................................................   (11,836)    (57,628)     10,764     1,204
   Other non-current liabilities...................................................    41,936    (245,357)    392,946    43,954
                                                                                    ---------  ----------  ----------  --------
Net Cash Provided by Operating Activities under U.S. GAAP.......................... 1,439,126   1,553,685     344,484    38,533
                                                                                    ---------  ----------  ----------  --------

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  k.  Recently Issued U.S. GAAP Pronouncements

   In 2001 and 2002, the U.S. Financial Accounting Standards Board (FASB) issued the following new accounting pronouncements:

   . SFAS No. 143, "Accounting for Asset Retirement Obligations" addresses financial reporting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including legal obligations.

       This Statement is effective prospectively for financial statements issued for fiscal years beginning after June 15, 2002.

   . SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)". It requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities initiated after December 31, 2002.

   . Emerging Issue Task Force Issue No. 00-21, "Accounting for Revenue Arrangement with Multiple Deliverables", requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use assets should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. This will be applicable to agreements entered in fiscal periods beginning after June 15, 2003 but early adoption is permitted.

   . FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity's product warranty liabilities.

   In addition, in January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

   The Companies are not affected by the provisions of SFAS No. 143 because they do not have transactions contemplated under this Statement.

   The Companies are currently analyzing SFAS No. 146, EITF Issue No. 00-21, FIN 45 and FIN 46 and have not yet determined the impact on the U.S. GAAP consolidated financial statements.

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
 (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)


  l.  Pro Forma Consolidated Statements of Income

   As discussed in Note 4 to the consolidated financial statements, on May 31, 2001, the Company acquired 100% equity interest in Bimagraha from its stockholders. This transaction was accounted for using the purchase method. Assuming the transaction occurred since the beginning of the earliest period presented in the consolidated financial statements (2000), the results of operations of Bimagraha including its 45% equity interest in Satelindo will be combined into the Company's financial statements. Additionally, Bimagraha's 45% equity interest in Satelindo plus the Company's 30% direct ownership in Satelindo will result in the consolidation of Satelindo into the Companies' consolidated financial statements. The pro forma consolidated statements of income for the years ended December 31, 2000 and 2001 as though Bimagraha had been purchased since the beginning of the earliest period presented herein are shown in Appendixes IV and V, respectively.

                                                                     Appendix I

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
                       (Expressed in millions of Rupiah)

                                       Consolidated Statement of Changes In Stockholders' Equity Year Ended December 31, 2000
                          ------------------------------------------------------------------------------------------------------
                                                        Difference in   Difference in
                                                         Value from    Transactions of Difference in
-                                                       Restructuring  Equity Changes     Foreign
-                         Capital Stock-               Transactions of  in Associated    Currency         Retained Earnings
-                           Issued and    Premium on   Entities under    Companies/     Translation  --------------------------
Description                 Fully Paid   Capital Stock Common Control   Subsidiaries     and Other   Appropriated Unappropriated
-----------               -------------- ------------- --------------- --------------- ------------- ------------ --------------
Balance as of January 1,
 2000....................    517,750        638,241      (2,509,987)       575,552         2,529        11,426      2,836,195
Increase in equity
 investment in PT
 Telekomunikasi Selular
 due to the difference
 between the rupiah par
 value and the rupiah
 equivalent of the
 capital contribution in
 U.S. dollar--net of
 applicable Income Tax
 of Rp 1,095.............         --             --              --          2,554            --            --             --
Increase in PT Satelit
 Palapa Indonesia's
 excess of equity
 transactions of
 subsidiaries arising
 from the translation of
 the financial
 statements of Satelindo
 International Finance
 B.V. from U.S. dollar
 to rupiah-- net of
 applicable Income Tax
 of Rp 42................         --             --              --             98            --            --             --
Increase in difference
 in foreign currency
 translation arising
 from the translation of
 the financial
 statements of Indosat
 Japan Co., Ltd. from
 Japanese yen to
 rupiah--net of
 applicable Income Tax
 of Rp 1,212.............         --             --              --             --         2,828            --             --
Adjustment for minimum
 unfunded pension
 liabilities.............         --             --              --             --         7,138            --             --
Resolution during the
 Annual Stockholders'
 General Meeting on
 April 20, 2000
 Declaration of dividend.         --             --              --             --            --            --       (689,643)
 Appropriation for
   reserve fund..........         --             --              --             --            --         2,789         (2,789)
Net income for the year..         --             --              --             --            --            --      1,624,481
                             -------        -------      ----------        -------        ------        ------      ---------
Balance as of December
 31, 2000................    517,750        638,241      (2,509,987)       578,204        12,495        14,215      3,768,244
                             =======        =======      ==========        =======        ======        ======      =========

                          ----------


-
-
-
Description                  Net
-----------               ---------
Balance as of January 1,
 2000.................... 2,071,706
Increase in equity
 investment in PT
 Telekomunikasi Selular
 due to the difference
 between the rupiah par
 value and the rupiah
 equivalent of the
 capital contribution in
 U.S. dollar--net of
 applicable Income Tax
 of Rp 1,095.............     2,554
Increase in PT Satelit
 Palapa Indonesia's
 excess of equity
 transactions of
 subsidiaries arising
 from the translation of
 the financial
 statements of Satelindo
 International Finance
 B.V. from U.S. dollar
 to rupiah-- net of
 applicable Income Tax
 of Rp 42................        98
Increase in difference
 in foreign currency
 translation arising
 from the translation of
 the financial
 statements of Indosat
 Japan Co., Ltd. from
 Japanese yen to
 rupiah--net of
 applicable Income Tax
 of Rp 1,212.............     2,828
Adjustment for minimum
 unfunded pension
 liabilities.............     7,138
Resolution during the
 Annual Stockholders'
 General Meeting on
 April 20, 2000
 Declaration of dividend.  (689,643)
 Appropriation for
   reserve fund..........        --
Net income for the year.. 1,624,481
                          ---------
Balance as of December
 31, 2000................ 3,019,162
                          =========

                                                                    Appendix II

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
                       (Expressed in millions of Rupiah)


                                --------------


-
-                               Capital Stock-
-                                 Issued and
Description                       Fully Paid
-----------                     --------------
Balance as of January 1, 2001..    517,750
Adjustment arising from sale
 of equity interest in PT
 Telekomunikasi Selular using
 the pooling--of-interests
 method--net of applicable
 Income Tax of Rp 2,943,963....         --
Increase in PT Satelit Palapa
 Indonesia's excess of equity
 transactions of subsidiaries
 arising from the translation
 of the financial statements
 of Satelindo International
 Finance B.V. from U.S. dollar
 to rupiah--net of applicable
 Income Tax of Rp 3............         --
Decrease in difference in
 foreign currency translation
 arising from the translation
 of the financial statements
 of Indosat Japan Co., Ltd.
 from Japanese yen to
 rupiah--net of applicable
 Income Tax of Rp 5,335........         --
Resolution during the Annual
 Stockholders' General Meeting
 on May 10, 2001 Declaration
 of dividend...................         --
 Appropriation for reserve fund         --
Net income for the year........         --
                                   -------
Balance as of December 31, 2001    517,750
                                   =======

                                Consolidated Statement of Changes In Stockholders' Equity Year Ended December 31, 2001
                                ---------------------------------------------------------------------------------------------------
                                               Difference in   Difference in
                                                Value from    Transactions of Difference in
-                                              Restructuring  Equity Changes     Foreign
-                                             Transactions of  in Associated    Currency         Retained Earnings
-                                Premium on   Entities under    Companies/     Translation  --------------------------
Description                     Capital Stock Common Control   Subsidiaries     and Other   Appropriated Unappropriated
-----------                     ------------- --------------- --------------- ------------- ------------ --------------
Balance as of January 1, 2001..    638,241      (2,509,987)       578,204         12,495       14,215      3,768,244
Adjustment arising from sale
 of equity interest in PT
 Telekomunikasi Selular using
 the pooling--of-interests
 method--net of applicable
 Income Tax of Rp 2,943,963....         --       6,869,246       (297,031)            --           --             --
Increase in PT Satelit Palapa
 Indonesia's excess of equity
 transactions of subsidiaries
 arising from the translation
 of the financial statements
 of Satelindo International
 Finance B.V. from U.S. dollar
 to rupiah--net of applicable
 Income Tax of Rp 3............         --              --              6             --           --             --
Decrease in difference in
 foreign currency translation
 arising from the translation
 of the financial statements
 of Indosat Japan Co., Ltd.
 from Japanese yen to
 rupiah--net of applicable
 Income Tax of Rp 5,335........         --              --             --        (12,495)          --             --
Resolution during the Annual
 Stockholders' General Meeting
 on May 10, 2001 Declaration
 of dividend...................         --              --             --             --           --       (631,727)
 Appropriation for reserve fund         --              --             --             --        4,256         (4,256)
Net income for the year........         --              --             --             --           --      1,543,088
                                   -------      ----------       --------        -------       ------      ---------
Balance as of December 31, 2001    638,241       4,359,259        281,179             --       18,471      4,675,349
                                   =======      ==========       ========        =======       ======      =========

                                -----------


-
-
-
Description                         Net
-----------                     ----------
Balance as of January 1, 2001..  3,019,162
Adjustment arising from sale
 of equity interest in PT
 Telekomunikasi Selular using
 the pooling--of-interests
 method--net of applicable
 Income Tax of Rp 2,943,963....  6,572,215
Increase in PT Satelit Palapa
 Indonesia's excess of equity
 transactions of subsidiaries
 arising from the translation
 of the financial statements
 of Satelindo International
 Finance B.V. from U.S. dollar
 to rupiah--net of applicable
 Income Tax of Rp 3............          6
Decrease in difference in
 foreign currency translation
 arising from the translation
 of the financial statements
 of Indosat Japan Co., Ltd.
 from Japanese yen to
 rupiah--net of applicable
 Income Tax of Rp 5,335........    (12,495)
Resolution during the Annual
 Stockholders' General Meeting
 on May 10, 2001 Declaration
 of dividend...................   (631,727)
 Appropriation for reserve fund         --
Net income for the year........  1,543,088
                                ----------
Balance as of December 31, 2001 10,490,249
                                ==========

                                                                   Appendix III

                        PERUSAHAAN PERSEROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
                       (Expressed in millions of Rupiah)

                                --------------


-
-                               Capital Stock-
-                                 Issued and
Description                       Fully Paid
-----------                     --------------
Balance as of January 1, 2002..    517,750
Adjustment on difference in
 value from restructuring
 transactions of entities
 under common control of PT
 Indosatcom Adimarga, a
 subsidiary, due to adoption
 of Financial Accounting
 Standards ("SAK") 46,
 "Accounting for Income Tax"...         --
Gain on sale of Investment in
 Pramindo Ikat Nusantara to
 Telkom which was accounted
 for under the
 pooling-of-interest method....         --
Increase in PT Satelit Palapa
 Indonesia's difference in
 transactions of equity
 changes in subsidiaries
 arising from the
 translation of the financial
 statements of Satelindo
 International Finance B.V.
 from U.S. dollar to
 rupiah--net of applicable
 Income Tax of Rp 38...........         --
Resolution during the Annual
 Stockholders' General
 Meeting on June 20,
 2002 Declaration of dividend..         --
Appropriation for reserve fund.         --
Net income for the year........         --
                                   -------
Balance as of December 31, 2002    517,750
                                   =======

                                Consolidated Statement of Changes In Stockholders' Equity Year Ended December 31, 2002
                                ---------------------------------------------------------------------------------------------------
                                               Difference in   Difference in
                                                Value from    Transactions of Difference in
-                                              Restructuring  Equity Changes     Foreign
-                                             Transactions of  in Associated    Currency         Retained Earnings
-                                Premium on   Entities under    Companies/     Translation  --------------------------
Description                     Capital Stock Common Control   Subsidiaries     and Other   Appropriated Unappropriated
-----------                     ------------- --------------- --------------- ------------- ------------ --------------
Balance as of January 1, 2002..    638,241       4,359,259        281,179          --          18,471      4,675,349
Adjustment on difference in
 value from restructuring
 transactions of entities
 under common control of PT
 Indosatcom Adimarga, a
 subsidiary, due to adoption
 of Financial Accounting
 Standards ("SAK") 46,
 "Accounting for Income Tax"...         --            (704)            --          --              --             --
Gain on sale of Investment in
 Pramindo Ikat Nusantara to
 Telkom which was accounted
 for under the
 pooling-of-interest method....         --         109,185             --          --              --             --
Increase in PT Satelit Palapa
 Indonesia's difference in
 transactions of equity
 changes in subsidiaries
 arising from the
 translation of the financial
 statements of Satelindo
 International Finance B.V.
 from U.S. dollar to
 rupiah--net of applicable
 Income Tax of Rp 38...........         --              --             88          --              --             --
Resolution during the Annual
 Stockholders' General
 Meeting on June 20,
 2002 Declaration of dividend..         --              --             --          --              --       (581,122)
Appropriation for reserve fund.         --              --             --          --          (3,943)         3,943
Net income for the year........         --              --             --          --              --        883,503
                                   -------       ---------        -------          --          ------      ---------
Balance as of December 31, 2002    638,241       4,467,740        281,267          --          14,528      4,981,673
                                   =======       =========        =======          ==          ======      =========

                                -----------


-
-
-
Description                         Net
-----------                     ----------
Balance as of January 1, 2002.. 10,490,249
Adjustment on difference in
 value from restructuring
 transactions of entities
 under common control of PT
 Indosatcom Adimarga, a
 subsidiary, due to adoption
 of Financial Accounting
 Standards ("SAK") 46,
 "Accounting for Income Tax"...       (704)
Gain on sale of Investment in
 Pramindo Ikat Nusantara to
 Telkom which was accounted
 for under the
 pooling-of-interest method....    109,185
Increase in PT Satelit Palapa
 Indonesia's difference in
 transactions of equity
 changes in subsidiaries
 arising from the
 translation of the financial
 statements of Satelindo
 International Finance B.V.
 from U.S. dollar to
 rupiah--net of applicable
 Income Tax of Rp 38...........         88
Resolution during the Annual
 Stockholders' General
 Meeting on June 20,
 2002 Declaration of dividend..   (581,122)
Appropriation for reserve fund.         --
Net income for the year........    883,503
                                ----------
Balance as of December 31, 2002 10,901,199
                                ==========

                                                                    Appendix IV

                        PERUSAHAAN PERSEOROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

                                                                Pro Forma Consolidated Statement of Income
                                                                 Year Ended December 31, 2000 (Unaudited)
                                                        ----------------------------------------------------------
                                                              Historical Balances
                                                        -------------------------------
                                                                                                           Pro
                                                                                           Pro Forma      Forma
                                                         Indosat    Satelindo  Bimagraha Adjustments *)  Balances
                                                        ---------  ----------  --------- -------------- ----------
OPERATING REVENUES
International calls.................................... 3,173,011     408,897        --      (18,402)    3,563,506
Cellular...............................................        --   1,621,706        --      (21,389)    1,600,317
MIDI...................................................   731,740     236,296        --           --       968,036
Other services.........................................    76,496          --        --           --        76,496
                                                        ---------  ----------  --------     --------    ----------
Total Operating Revenues............................... 3,981,247   2,266,899        --      (39,791)    6,208,355
                                                        ---------  ----------  --------     --------    ----------
OPERATING EXPENSES
Compensation to telecommunications carriers and service
 providers............................................. 1,544,442     480,571        --      (39,791)    1,985,222
Depreciation...........................................   189,852     562,721        10      322,058     1,074,641
Personnel costs........................................   332,766      84,251        --           --       417,017
Maintenance............................................    64,861     105,576        --           --       170,437
Administration and general.............................   121,946      25,873        --           --       147,819
Leased circuits........................................   105,853      34,135        --           --       139,988
Marketing..............................................    47,967      43,967        --           --        91,934
Other costs of services................................   109,708     164,538        --           --       274,246
                                                        ---------  ----------  --------     --------    ----------
Total Operating Expenses............................... 2,517,395   1,501,632        10      282,267     4,301,304
                                                        ---------  ----------  --------     --------    ----------
OPERATING INCOME (LOSS)                                 1,463,852     765,267       (10)    (322,058)    1,907,051
                                                        ---------  ----------  --------     --------    ----------
OTHER INCOME (EXPENSES)
Interest income........................................   173,014      53,304        --           --       226,318
Gain (loss) on foreign exchange--net...................   462,768  (1,362,311)       --           --      (899,543)
Amortization of goodwill...............................    (2,480)         --        --     (595,080)     (597,560)
Interest expense.......................................   (18,834)   (411,390)       --           --      (430,224)
Others--net............................................   179,870     (45,109)     (165)          --       134,596
                                                        ---------  ----------  --------     --------    ----------
Other Income (Expenses)--Net...........................   794,338  (1,765,506)     (165)    (595,080)   (1,566,413)
                                                        ---------  ----------  --------     --------    ----------
EQUITY IN NET INCOME (LOSS) OF
  ASSOCIATED COMPANIES.................................    74,409          --  (412,584)     252,756       (85,419)
                                                        ---------  ----------  --------     --------    ----------
INCOME (LOSS) BEFORE INCOME TAX........................ 2,332,599  (1,000,239) (412,759)    (664,382)      255,219
                                                        ---------  ----------  --------     --------    ----------
INCOME TAX BENEFIT (EXPENSE)
Current................................................  (630,578)         --        --           --      (630,578)
Deferred...............................................   (54,418)     83,386    94,151      405,711       528,830
                                                        ---------  ----------  --------     --------    ----------
Income Tax Benefit (Expense)--Net......................  (684,996)     83,386    94,151      405,711      (101,748)
                                                        ---------  ----------  --------     --------    ----------
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET
 INCOME OF SUBSIDIARIES................................ 1,647,603    (916,853) (318,608)    (258,671)      153,471
MINORITY INTEREST IN NET INCOME OF
 SUBSIDIARIES..........................................   (23,122)         --        --     (229,213)     (252,335)
                                                        ---------  ----------  --------     --------    ----------
NET INCOME (LOSS)...................................... 1,624,481    (916,853) (318,608)    (487,884)      (98,864)
                                                        =========  ==========  ========     ========    ==========
BASIC LOSS PER SHARE...................................                                                      95.48
                                                                                                        ==========
BASIC LOSS PER ADS.....................................                                                     954.75
                                                                                                        ==========

--------
*) represent entries to eliminate inter-company transactions

                                                                     Appendix V
                        PERUSAHAAN PERSEOROAN (PERSERO)
           PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2002
                  With Comparative Figures for 2000 and 2001
        (Expressed in millions of Rupiah and thousands of U.S. Dollars, except share and tariff data)

                                                                 Pro Forma Consolidated Statement of Income
                                                                 Year Ended December 31, 2001 (Unaudited)
                                                                 -----------------------------------------
                                                                   Before
                                                                  Pro Forma      Pro Forma      Pro Forma
                                                                 Adjustments   Adjustments *)   Balances
                                                                 -----------   --------------   ---------
OPERATING REVENUES
International calls.............................................  3,116,557        109,125      3,225,682
Cellular........................................................  1,928,566        693,061      2,621,627
MIDI............................................................  1,105,087         85,415      1,190,502
Other services..................................................    105,649             --        105,649
                                                                  ---------       --------      ---------
Total Operating Revenues........................................  6,255,859        887,601      7,143,460
                                                                  ---------       --------      ---------
OPERATING EXPENSES
Compensation to telecommunication carriers and service providers  1,758,525         64,824      1,823,349
Depreciation....................................................    820,766        362,981      1,183,747
Personnel costs.................................................    504,943         20,924        525,867
Maintenance.....................................................    286,588         39,685        326,273
Administration and general......................................    283,674         21,543        305,217
Leased circuits.................................................    133,792         64,076        197,868
Marketing.......................................................    100,382         22,536        122,918
Other costs of services.........................................    415,839         89,690        505,529
                                                                  ---------       --------      ---------
Total Operating Expenses........................................  4,304,509        686,259      4,990,768
                                                                  ---------       --------      ---------
OPERATING INCOME                                                  1,951,350        201,342      2,152,692
                                                                  ---------       --------      ---------
OTHER INCOME (EXPENSES)
Interest income.................................................    621,075         12,834        633,909
Gain on foreign exchange--net...................................    498,340       (426,638)        71,702
Amortization of goodwill........................................   (350,018)      (247,950)      (597,968)
Interest expense................................................   (304,577)      (121,897)      (426,474)
Consultancy fees................................................   (259,811)            --       (259,811)
Provision for doubtful interest receivable from convertible bond    (19,650)            --        (19,650)
Others--net.....................................................     35,360          8,723         44,083
                                                                  ---------       --------      ---------
Other Income (Expenses)--Net....................................    220,719       (774,928)      (554,209)
                                                                  ---------       --------      ---------
EQUITY IN NET INCOME OF ASSOCIATED COMPANIES....................    132,268        (21,539)       110,729
                                                                  ---------       --------      ---------
INCOME BEFORE INCOME TAX........................................  2,304,337       (595,125)     1,709,212
                                                                  ---------       --------      ---------
INCOME TAX BENEFIT (EXPENSE)
Current.........................................................   (650,452)            --       (650,452)
Deferred........................................................    181,441        152,979        334,420
                                                                  ---------       --------      ---------
Income Tax Expense--Net.........................................   (469,011)       152,979       (316,032)
                                                                  ---------       --------      ---------
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
 SUBSIDIARIES...................................................  1,835,326       (442,146)     1,393,180
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES.................   (292,238)        72,845       (219,393)
                                                                  ---------       --------      ---------
NET INCOME......................................................  1,543,088       (369,301)     1,173,787
                                                                  =========       ========      =========
BASIC EARNINGS PER SHARE........................................                                 1,133.55
                                                                                                =========
BASIC EARNINGS PER ADS..........................................                                11,335.46
                                                                                                =========

--------
*) represent 100% of Bimagraha's and 70% of Satelindo's net loss from January to May 2001 and entries to eliminate inter-company transactions

42.  RESTATEMENT OF 2000 CONSOLIDATED FINANCIAL STATEMENTS

   As discussed in Note 4, the Company acquired from Telkom its 22.5% equity interest in Satelindo and 37.21% equity interest in Lintasarta, which were both accounted for using the pooling-of-interests method. These acquisitions increased the Company's direct equity interest in Satelindo from 7.5% to 30% and in Lintasarta from 32.25% to 69.46%. Accordingly, the Company's 2000 consolidated financial statements have been restated to include the equity in Satelindo (previously accounted for by the cost method) and to consolidate the net assets of Lintasarta (previously accounted for by the equity method), as if these acquisitions took place at the beginning of the earliest period presented in the consolidated financial statements (2000).

   The summary of the changes in the 2000 consolidated financial statements is as follows:

                                                                          As Previously
                                                                            Reported     As Restated
-                                                                         ------------- ------------
Consolidated Balance Sheet
   Total assets.......................................................... Rp.7,214,942  Rp.7,314,484
   Total liabilities.....................................................    1,334,910     3,955,575
   Net stockholders' equity..............................................    5,880,032     3,358,909
Consolidated Statement of Income
   Operating revenues....................................................    2,846,120     2,992,244
   Net income............................................................    1,804,947     1,642,125
Consolidated Statement of Changes in Stockholders' Equity
   Difference in value from restructuring transactions of entities under
     common control......................................................                 (2,509,987)
   Difference in transactions of equity changes in associated companies/
     subsidiaries........................................................      301,119       581,222
   Retained earnings--unappropriated
       Beginning of year.................................................    3,248,863     3,120,446
       End of year.......................................................    4,361,378     4,070,139