Form 20-F
period 2003-12-31
P T INDOSAT TBK
filed 2004-06-18
CIK 929700

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003	Commission File number: 1-13330

PT Indonesian Satellite Corporation Tbk.

(Exact name of Registrant as specified in its charter)

Indonesian Satellite Corporation

(A limited liability company)

(Translation of Registrant’s name into English)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 — Indonesia

(62) (21) 3802614

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange on which registered
American Depositary Shares representing 50 Series B shares, par value 100 Rupiah per share	New York Stock Exchange
Series B shares, par value 100 Rupiah per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, par value 100 Rupiah per share	1
Series B shares, par value 100 Rupiah per share	5,177,499,999

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☒        Item 18  ☐

*	The Series B shares were registered in connection with the registration of the American Depositary Shares. The Series B shares are not listed for trading on the New York Stock Exchange.

i

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “we”, “us”, and “our” are to Indosat and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of Indonesia. References to “United States” or “U.S.” are to the United States of America. References to “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland. References to “Rupiah” or “Rp” are to the lawful currency of Indonesia and references to “U.S. dollars” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, all financial information with respect to us has been presented in Rupiah in accordance with Indonesian GAAP.

Solely for the convenience of the reader, certain Rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Rupiah is based on the Indonesian Central Bank Rate for December 31, 2003, which was Rp8,465 to US$1.00. The exchange rate of Rupiah for U.S. dollars on June 9, 2004 was approximately Rp9,278 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Rupiah. No representation is made that the Rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Rupiah, as the case may be, at any particular rate or at all. See “Exchange Rate Information” for further information regarding rates of exchange between Rupiah and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F includes “forward-looking statements”, as defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project”, and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. This Form 20-F discloses, under “Part I – Item 3: Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations

GLOSSARY

The explanations of technical terms set forth below are intended to assist the reader to understand such terms, but are not intended to be technical definitions.

“analog”	means a signal, whether voice, video or data, which is transmitted in similar, or analogous signals; is commonly used to describe telephone transmission and/or switching services that are not digital.

“ARPU”	(Average Revenue Per User) refers to an evaluation statistic in connection with a network operator’s subscriber base.

“ATM”	(Asynchronous Transfer Mode) refers to the standard packet-switching protocol for transmitting and receiving data via uniform 53-byte cells, allowing for data transmission speeds surpassing 600 mbps.

“backbone”

means the highest level in hierarchical network and designed to carry the heaviest traffic. Backbones are either switched (using ATM, frame relay or both) or routed (using only routers and no switches). The transmission links between nodes or switching facilities might consist of microwave, submarine cable, satellite, optical fiber or other transmission technology.

“bandwidth”	means the capacity of a communication link.

“base station”	means base transceiver station transmitter and receiver which serves as a bridge between all mobile users in a cell and connects mobile calls to the mobile switching center.

“bits per second”	means a measure of digital transmission speed.

“CDMA”	(Code Division Multiple Access) refers to a wide-band spread-spectrum network technology.

“channel”	means the communication path for transmitting voice or non-voice signals.

“churn”

means the subscriber disconnections for a given period, determined by dividing the sum of voluntary and involuntary deactivations during the period by the average number of subscribers for the same period.

“circuit”

means the physical connection (or path) of channels, conductors and equipment between two given points through which an electric current may be established and includes both sending and receiving capabilities.

“dial up”

refers to where an Internet or data user establishes a connection or access to the Internet or another network by dialing in, typically using a modem. The alternative is a dedicated connection which has near-instant access and does not require a new connection to be established each time.

“digital”	means, in the context of recording or computing, the use of a binary code to represent information.

“digital switching”	means a connection in which binary encoded information is routed between an input and an output port by means of time-division multiplexing rather than by a dedicated circuit.

“digital technology”

means the telecommunications technology in which audio signals entering a telephone mouthpiece are digitally coded and then used to modulate a series of short impulses that are transmitted over fixed line telephone network or wireless network.

“DLD”	(Domestic Long Distance) refers to long distance telecommunications services within one country, including telephone calls and leased line services.

“dual band”	means the capability for mobile network infrastructure and handsets to operate across two frequency bands, for example, GSM 900 and GSM 1800.

“fiber optic cable”	means cables using fiber optic and laser technology, whereby modulating light beams representing data are transmitted through thin filaments of glass.

“frame relay”

means a form of packet switching usable in a PSDN using larger packets and requiring more sophisticated error checking than traditional forms of packet switching (also referred to as “frame net” in our audited consolidated financial statements included herein).

“gateway”	is a point of entrance and exit into a country’s communications network.

“Gbps”	means gigabits (109) per second, which is a measure of digital transmission speed.

“GPRS”	(General Packet Radio Services) refers to a new non-voice value-added services that allows information to be sent and received across a mobile telephone network at higher speed.

“GSM”	(Global System for Mobile communications) refers to a European standard for second generation (“2G”) wireless digital cellular communications.

“IDD”	(International Direct Dialing) is a service that allows a user to make international calls without using a telephone operator.

“IN”

(Intelligent Network) refers to the system that equips communication service providers with the ability to create, execute and manage voice and data services on a command platform across PSTN, mobile/wireless networks and the Internet.

“IP”	(Internet Protocol) refers to the method by which data is sent from one computer to another on the Internet.

“IRU”	(Indefeasible Right of Use) entitling a holder to use certain circuits in a cable for a specified period of time and for a specified capacity.

“ISDN”	(Integrated Service Digital Network) is a system which allows simultaneous end-to-end (terminal-to-terminal) transmission of voice, data, video and still images.

“ISP”	(Internet Service Provider) means a company that provides access to the Internet for corporate and residential customers by providing the interface to the Internet backbone.

“IVPN”

(International Virtual Private Network) refers to a service which allows subscribers to establish the equivalent of an international PABX system, allowing international abbreviated dialing and other PABX features.

“Kbps”	means kilobits (103) per second, which is a measure of digital transmission speed.

“KSO”	means “Kerjasama Operasi”, or joint operating scheme.

“LAN”

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

“Mbps”	means megabits (106) per second, which is a measure of digital transmission speed.

“MHz”	(megahertz) refers to a unit of measurement of transmission frequency. One megahertz equals one million cycles per second.

“MMS”

(Multimedia Messaging Service) refers to a messaging service for the mobile environment very similar to Short Message Service, or text messaging. It provides automatic, immediate delivery of personal multimedia messages between mobile handsets or from mobile handsets to e-mail. In addition to the familiar text content of text messages, multimedia messages can contain images, graphics, voice, and audio clips.

“MIDI”	means multimedia, data communications and Internet.

“MIU”	means a minimum unit of investment in a submarine cable, allowing the effective use of 2.048 Mbps and the additional 420,571.43 bps required for multiplexing in each direction.

“MIU Km”	means a unit of capacity in a submarine cable which consists of two one-half interests in a MIU multiplied by the distance in unit kilometers.

“network infrastructure”

means the fixed infrastructure equipment consisting of optical fiber cable, copper cable, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals from and to subscriber equipment and/or between wireless network and fixed network.

“penetration rate”	means the percentage of total population in a national or regional area subscribing to a given telecommunications services.

“PSDN”

(Packet Switched Data Network) refers to a network using a switch device that sends packets of data through the network to remote locations (also referred to as “packet net” in our audited consolidated financial statements included herein).

“PSTN”

(Public Switched Telephone Network) refers to a fixed telephone network operated and maintained by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“Telkom”) and the KSOs for and on behalf of Telkom, the primary provider of domestic telephone service.

“roaming”	means the cellular service that permits subscribers of one network to use their cellular telephones in another operator’s network.

“satellite earth station”

means an antenna and associated equipment to send and receive signals to and from a satellite. Among the antenna standards recognized by Intelsat are Standard A for antennas with a diameter of a minimum of 18 meters, Standard B for antennas with a diameter of less than 18 meters and Standard F for antennas with a diameter of nine meters. Smaller antennas have less capacity.

“SIM” or “SIM card”

(Subscriber Identity Module) refers to the “smart” card designed to be inserted into a mobile telephone and which contains all subscriber-related data such as phone numbers, service details and memory for storing messages.

“SMS”	(Short Message Service) refers to a means to send or receive alphanumeric messages to or from mobile telephones.

“switch”

means a mechanical, electrical or electronic device which opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic on the PSTN and other telecommunications networks.

“VoIP”

(Voice over Internet Protocol) refers to a means of sending voice information using IP. The voice information is transmitted in discrete packets in digital form rather than the traditional circuit-committed protocols of the PSTN, thereby avoiding the tolls charged by conventional long-distance service providers.

“VSAT”	(Very Small Aperture Terminal) refers to a relatively small satellite dish, typically 1.5 to 3.8 meters in diameter, placed at users’ premises and used for two-way data communications using satellite.

“WAP”

(Wireless Application Protocol) refers to an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, websites, financial information on-line banking information and entertainment (infotainment), games and micro payments.

“x.25”	means a widely-used dated packet-switching standard that has been partly replaced by frame relay.

PART I

Item 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3:    KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated financial information and operating statistics for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere herein. Our consolidated financial statements are stated as of and for the years ended December 31, 2001, 2002 and 2003. Our consolidated financial statements as of and for the year ended December 31, 2001 were audited by Prasetio, Utomo & Co. (then a member of Andersen Worldwide, SC, in Indonesia), except with respect to PT Satelit Palapa Indonesia (“Satelindo”)’s consolidated financial statements, which were audited by Siddharta, Siddharta & Widjaja. Our consolidated financial statements as of and for the years ended December 31, 2002 and 2003 have been audited by Prasetio, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global.

Our 1999 and 2000 audited consolidated financial statements were restated in 2001 to include our equity in Satelindo (previously accounted for by the cost method) and to consolidate the net assets of PT Aplikanusa Lintasarta (“Lintasarta”) (previously accounted for by the equity method), as if these acquisitions took place at the beginning of the earliest period presented in the 1999 audited consolidated financial statements.

Such audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 42 and 43 of the notes to our audited consolidated financial statements contained elsewhere herein, which provide a description of certain material differences between Indonesian GAAP and U.S. GAAP, as they relate to us and a reconciliation to the amount of U.S. GAAP net income for each of the years ended December 31, 2001, 2002, and 2003 and the amount of U.S. GAAP stockholders’ equity as of December 31, 2002 and 2003.

	For the years ended December 31,
	1999 Rp.	2000 Rp.	2001 Rp.	2002 Rp.	2003 Rp.	2003 US$(1)
	(Rp. in billions; US$ in millions)
Income Statement Data
Indonesian GAAP:
Operating revenues:
Cellular	—	—	1,769.9	3,271.7	5,117.6	604.6
International calls	2,315.8	2,184.0	2,157.5	2,137.9	1,807.7	213.5
MIDI	613.6	731.7	1,105.1	1,263.0	1,228.3	145.1
Other services	75.3	76.5	105.6	94.4	81.7	9.7
Total operating revenues	3,004.7	2,992.2	5,138.1	6,767.0	8,235.3	972.9
Total operating expenses	1,366.0	1,516.9	3,307.4	4,896.3	5,902.9	697.3
Operating income	1,638.7	1,475.3	1,830.8	1,870.7	2,332.4	275.5
Other income (expense):
Interest income	241.4	173.0	642.1	822.3	147.7	17.5
Gain (loss) on foreign exchange	(84.2)	462.8	524.1	393.8	200.1	23.6
Amortization of goodwill	(2.5)	(2.5)	(321.2)	(693.1)	(252.9)	(29.9)
Financing cost	(29.3)	(18.8)	(404.4)	(586.1)	(838.7)	(99.1)
Provisions for doubtful interest receivable from the Convertible Bonds of CTPI	—	—	(19.7)	(287.8)	—	—
Consultancy fee	—	—	(259.8)	—	—	—
Adjustment of accounts receivable trade from Telkom	—	—	—	(118.0)	—	—
Transformation cost	—	—	—	—	(48.8)	(5.8)
Others—net	(147.2)	179.9	14.4	(130.5)	(3.3)	(0.4)
Total other income (expense)—net	(21.9)	794.3	175.4	(599.4)	(796.0)	(94.0)
Equity in net income of associated companies	594.7	83.4	132.3	72.3	33.8	4.0
Minority interest in net loss (income) of subsidiaries	(17.7)	(23.2)	(273.5)	(27.1)	(22.7)	(2.7)
Income tax benefit (expense)—net	(599.0)	(687.7)	(412.2)	(774.4)	22.6	2.7
Pre-acquisition income(7)	—	—	—	(205.9)	—	—
Net income	1,594.8	1,642.1	1,452.8	336.3	1,570.0	185.5
Weight average number of shares outstanding(2)	5,177,500	5,177,500	5,177,500	5,177,500	5,177,500	5,177,500
Basic earnings per share(2)	308.0	317.2	280.6	64.9	303.2	0.04
Dividends declared per share(2)	133.2	122.0	112.2	29.2	—	—
Dividends declared per share (in US$)(2)(4)	0.019	0.013	0.011	0.003	—	—
Dividends declared per ADS (in US$)(2)(3)(4)	0.94	0.64	0.54	0.16	—	—
U.S. GAAP:(5)
Net income	1,649.5	1,624.5	1,543.1	883.5	1,965.5	232.2
Basic earnings per share(2)	318.6	313.8	298.0	170.6	379.6	0.04
Basic earnings per ADS(2)(3)	15,929.5	15,688.1	14,902.0	8,532.1	18,981.2	2.24

	As of December 31,
	1999 Rp.	2000 Rp.	2001 Rp.	2002 Rp.	2003 Rp.	2003 US$(1)
	(Rp. in billions; US$ in millions)
Indonesian GAAP:
Assets
Current assets	2,810.9	3,706.7	8,835.5	5,054.9	7,488.0	884.6
Due from related parties	42.0	35.3	47.5	125.6	33.4	3.9
Deferred tax assets—net	40.8	39.9	234.1	123.1	63.9	7.5
Long-term investments	1,649.1	1,732.4	494.4	433.8	382.9	45.2
Property and equipment—net	1,462.5	1,524.4	9,468.9	11,759.3	14,093.1	1,664.9
Goodwill and other intangible assets—net	—	—	2,410.1	3,711.9	3,344.9	395.1
Other non-current assets	146.9	275.8	858.2	793.8	746.8	88.2

Total assets	6,152.2	7,314.5	22,348.7	22,002.5	26,153.0	3,089.5
Liabilities
Current liabilities	653.3	769.8	5,511.6	3,182.5	3,358.2	396.7
Due to related parties	2,575.8	2,561.8	10.0	20.7	38.3	4.5
Deferred tax liabilities—net	283.3	340.3	104.2	522.3	1.7	0.2
Long term debts	132.2	149.3	2,211.0	3,357.2	2,910.5	343.8
Bonds Payable	—	—	3,324.0	3,957.1	7,268.7	858.7
Other non current liabilities	27.6	42.0	209.3	221.8	226.3	26.7
Total liabilities	3,672.2	3,863.2	11,370.0	11,261.6	13,803.8	1,630.7
Minority interest	79.1	92.4	239.0	137.4	150.4	17.8
Stockholders’ equity	2,400.9	3,358.9	10,739.7	10,603.4	12,198.9	1,441.1

Total liabilities and shareholders’ equity	6,152.1	7,314.5	22,348.7	22,002.5	26,153.0	3,089.5
U.S. GAAP:(5)
Total assets	5,784.2	7,162.4	22,024.4	22,508.6	27,352.5	3,231.3
Total stockholders’ equity	2,071.7	3,019.2	10,490.2	10,901.2	12,858.7	1,519.0

	As of December 31,
	1999 Rp.	2000 Rp.	2001 Rp.	2002 Rp.	2003 Rp.
	(Rp. in billions; US$ in millions)
Operating Data:(6)
Percentage Increase from Prior period:
Operating revenues	42.52	(0.42)	71.72	31.70	21.70
Operating income	48.02	(9.97)	24.10	2.18	24.68
Net income	39.60	2.98	(11.53)	(76.85)	366.85
Total assets	26.10	18.89	205.54	(1.55)	18.86
Total stockholders’ equity	(37.11)	39.90	219.74	(1.27)	15.05
Operating Ratios (expressed as a percentage):
Operating income to operating revenues	54.54	49.30	35.63	27.64	28.32
Operating income to stockholders’ equity	68.25	43.92	17.05	17.64	19.12
Operating income to total assets	26.64	20.17	8.19	8.50	8.92
Net profit margin	53.08	54.88	28.28	4.97	19.06
Return on equity	66.43	48.89	13.53	3.17	12.87
Return on assets	25.92	22.45	6.50	1.53	6.00
Financial Ratios (expressed as a percentage):
Current ratio	430.26	481.51	160.31	158.83	222.98
Long-term debt to equity ratio	5.51	4.44	51.54	68.98	83.44
Total liabilities to equity ratio	152.95	115.01	105.87	106.21	113.16
Total liabilities to total assets	59.69	52.82	50.88	51.18	52.78

(1)	Translated into dollars based on a conversion rate of Rp8,465 = US$1.00, the Indonesian Central Bank Rate on December 31, 2003. See “Exchange Rate Information.”
(2)	Shares outstanding are stated in thousands; basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Rupiah and dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the number of shares outstanding, after considering the effect of the stock split.

(3)	The basics earnings and dividends per ADS data is calculated on the basis that each ADS represents fifty shares of Common Stock and does not make allowance for withholding tax to which the holders of the ADSs will be subject.
(4)	Calculated using the Indonesian Central Bank Rate on each dividend payment date.
(5)	U.S. GAAP amounts reflect adjustments resulting principally from differences in the accounting treatment of capitalization of interest expense, capitalization of net foreign exchange losses, revenue recognition, equity in net income (loss) of associated companies, amortization of goodwill, amortization of intangible assets, amortization of landrights, post-retirement benefit cost and deferred income tax effect of U.S. GAAP adjustments.
(6)	Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.
(7)	Income on an equity investment from beginning of the year up to the date the investment was acquired during the year.

Exchange Rate Information

The following table shows the exchange rate of Rupiah to U.S. dollars for the periods indicated. The Rupiah middle exchange rate is calculated based on the buying and selling rate of Bank Indonesia. No representations are made that the Rupiah or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Rupiah, as the case may be, at the rate indicated or at any other rate at all.

	Period end	Average(1)(2)	High	Low
	(Rp per US$1.00)
Period
1999	7,100	7,809	8,950	6,726
2000	9,595	8,348	9,595	6,935
2001	10,400	10,266	11,145	8,425
2002	8,940	9,321	10,473	8,460
2003	8,465	8,570	8,908	8,275
2004
January	8,432	8,383	8,454	8,323
February	8,447	8,428	8,452	8,390
March	8,587	8,569	8,645	8,442
April	8,661	8,608	8,661	8,574
May	9,210	8,965	9,225	8,679
June (through June 9, 2004)	9,278	9,337	9,413	9,269

Source: Bank	Indonesia
(1)	The annual average exchange rates are calculated as averages of each monthly period end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Rupiah and is responsible for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Rupiah to float without an announced level at which it would intervene. Since that date, the Rupiah has depreciated significantly against world currencies, from Rp2,530 per U.S. dollar on August 13, 1997 to a range of Rp7,300 to Rp14,900 per U.S. dollar during 1998, Rp6,726 to Rp8,950 per U.S. dollar during 1999, Rp6,935 to Rp9,595 per U.S. dollar during 2000, Rp8,425 to Rp11,145 per U.S. dollar during 2001, Rp8,460 to Rp10,473 per U.S. dollar during 2002 and Rp8,275 to Rp8,908 per U.S. dollar during 2003. At December 31, 2003, the exchange rate was at Rp8,465 per U.S. dollar, compared with the exchange rate of Rp10,400 and Rp8,940 per U.S. dollar at December 31, 2001, and December 31, 2002, respectively. On June 9, 2004, the exchange rate was Rp9,278 per U.S. dollar.

The Rupiah has been and in general is freely convertible or transferable. Bank Indonesia has introduced regulations to restrict the movement of Rupiah from banks within Indonesia to offshore banks without underlying trade or investment reasons, thereby limiting offshore trading to existing sources of liquidity. In addition, Bank Indonesia has the authority to request information and data concerning the foreign exchange activities of all people and legal entities that are domiciled, or plan to reside, in Indonesia for at least one year.

Foreign Exchange and Foreign Equity Ownership Restrictions

Foreign exchange controls were abolished in 1971, and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interests, are free from exchange controls. A number of regulations, however, have an impact on the exchange system. Bank Indonesia recently introduced regulations to restrict the movement of Rupiah from banks within Indonesia to offshore banks without underlying trade or investment reasons, thereby limiting offshore trading to existing sources of liquidity. In addition, Bank Indonesia has authority to request information and data concerning the foreign exchange activities of all people and legal entities that are domiciled in Indonesia or plan to domicile in Indonesia for at least one year.

Prior to September 1997, foreign investors were only permitted to purchase up to 49% of shares offered in a public offer and up to 49% of the publicly listed shares of all Indonesian listed companies regardless of the nature of their activities. On September 4, 1997, such restrictions were removed for most Indonesian companies, including us. Since 2000, the Indonesian government has permitted businesses operating in the telecommunications sector to enter into joint ventures with foreign entities without capital restrictions.

RISK FACTORS

Risks relating to Indonesia

We are incorporated in Indonesia and substantially all of our operations, assets and customers are located in Indonesia. As a result, future political, economic, legal and social conditions in Indonesia, as well as certain actions and policies which the Government may, or may not, take or adopt may have a material adverse effect on our business, financial condition and results of operations.

The inability of the Government to secure funding from sources other than the International Monetary Fund could adversely affect the economy and our business.

The 1997 Asian economic crisis had a significant adverse impact on Indonesia, causing, among other adverse changes, a significant depreciation in the value of the Rupiah against the U.S. dollar and other currencies and depletion of the country’s foreign currency reserves. The crisis caused the Government to request assistance from the International Monetary Fund (the “IMF”) and, in October 1997, the IMF agreed to provide relief contingent upon the implementation of economic reforms, such as the Government undertaking asset sales and abolishing subsidies for commodities and other consumer products. In addition to the IMF, the World Bank has been an important source of funding for the Government. Indonesia has received assistance from the IMF and the World Bank since late 1997. The Government did not renew its program with the IMF when it expired at the end of 2003. Total external indebtedness of the Government and private sector companies in Indonesia amounted to US$134.85 billion as of December 31, 2003, which was approximately 64.7% of Indonesia’s GDP for that year. If the Government is not able to generate a fiscal budget surplus or secure alternative funding, it may default on its debts, which in turn is likely to have a material adverse impact on our business.

The members of the Paris Club, the Consultative Group in Indonesia (“CGI”) and the Inter-Governmental Group on Indonesia (“IGGI”) are all important sources of funding for the Government. The Paris Club is an informal voluntary group of 19 creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations. CGI is a group of 19 donor countries and 13 international organizations that meet annually to coordinate donor assistance to Indonesia. Lending from the Paris Club members to the Government accounts for approximately one-third of the Government’s total debt. Together, CGI and IGGI members were owed approximately US$45.86 billion as of June 30, 2003. In April 2002, the Paris Club agreed to reschedule the Government’s approximately US$5.4 billion of principal and interest that was due to certain creditors between April 2002 and December 2003 by extending the Government’s payment period. In determining whether to reschedule such debt, the Paris Club reviewed the economic reform program carried out by the Government with support from the IMF. The Government has several times successfully rescheduled its foreign debt. However, from 2004, the Paris Club has publicly stated that it will no longer reschedule debt owed to its members or to other creditors by the Government, as a result of the Government’s decision to end the IMF program. CGI and IGGI may also elect not to extend further aid should the Government depart from the precepts of the IMF program.

The Government may be unable to fund subsidies for staples such as food and fuel which, in turn, could have serious social, economic and political consequences and could have a material adverse effect on us or our business.

A slowdown in economic growth, or negative growth, in Indonesia could adversely affect our business.

Our performance and the quality and growth of our customer base and service offerings are necessarily dependent on the health of the overall Indonesian economy. A severe economic crisis in 1997 resulted in real GDP declining in 1998 by 13.1%, with 4.9%, 3.5%, 3.6% and 4.1% growth in 2000, 2001, 2002 and 2003, respectively. Indonesia’s economy remains significantly affected by the 1997 Asian economic crisis and substantially reliant on the support of international agencies to prevent sovereign debt defaults.

The economic difficulties faced by Indonesia during the 1997 Asian economic crisis resulted in, among other things, significant volatility in interest rates. Such volatility had a material adverse impact on the ability of many Indonesian companies to service their existing indebtedness. High interest rates during the crisis made it difficult for Indonesian companies to raise necessary funding and to maintain payments on debt. The interest rate for one-month Bank Indonesia certificates (SBI) ranged from 10.5% in June 1997 to a peak of 70.8% in July 1998. The one-month SBI interest rate was 7.33% on April 30, 2004.

Indonesia continues to have a significant budget deficit, limited foreign currencies reserves, a volatile currency and a weak banking sector. High inflation continues to hinder economic recovery. During 2003, the inflation rate was approximately 5.1%. Any continuation or worsening of economic conditions, including significant depreciation of the Rupiah or increase in interest rates or inflation, could materially adversely affect us and our corporate and retail customers. This, in turn, could materially and adversely affect our financial condition and results of operations, including our ability to expand our cellular network, sell our services, implement our business strategy and service our U.S. dollar-denominated debt.

Social and civil unrest could adversely affect our business.

Indonesia has experienced social and civil unrest which has, on occasion, escalated into riots and violence. In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government attempted to increase fuel prices, electricity rates and telephone charges. In both instances, the Government was forced to repeal, defer or substantially reduce such proposed increases.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia. In the provinces of Aceh and Papua (formerly Irian Jaya), there have been numerous clashes between supporters of separatist movements and the Indonesian military. In the province of Maluku, clashes between religious groups have resulted in thousands of casualties and displaced persons over the past several years. The Government has attempted to resolve problems in these troubled regions with limited success. In May 2003, peace talks between Government officials and supporters of the separatist movement in Aceh collapsed and the Government imposed martial law. Recently, the Government revoked martial law and imposed a state of civil emergency.

Social and civil conditions have and could continue to have a material adverse effect on our business and confidence in Indonesia’s economy. We cannot be certain that social and civil disturbances will not occur in the future. Future disturbances could lead to further political and economic instability, increased internal divisions within the Government and loss of confidence in Indonesia’s economy and could adversely affect our business.

Terrorist activities in Indonesia could destabilize the country, thereby adversely affecting our business.

An extensive bombing campaign struck religious buildings throughout Indonesia in 2000 and bombings have escalated in Jakarta over the last three years at Government buildings, foreign diplomatic facilities, night clubs and other locations. Past targets include the Jakarta Stock Exchange building, the Police Function Building in Jakarta, the departure lounge of Jakarta’s Soekarno-Hatta International Airport, the parliament building and a shopping mall. On October 12, 2002, over 200 people were killed in a bombing at a tourist area in Bali. On August 5, 2003, a bomb exploded at the Marriott Hotel in Jakarta killing 13 people and injuring 149 others. Indonesian and U.S. government officials have indicated that these bombings may be linked to international terrorist organizations.

No assurance can be given that further terrorist acts will not occur in the future. Such terrorist acts may be directed at foreigners in Indonesia or in relation to national elections scheduled for 2004. Following the commencement of hostilities in Iraq, a number of governments have issued warnings to their citizens in relation to a perceived increase in the possibility of terrorist activities in Indonesia, targeting foreign, particularly U.S., interests. Such acts could destabilize Indonesia and increase internal divisions within the Government as it evaluates responses to such instability and unrest. Violent acts arising from and leading to instability and unrest have had, and could continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and our business.

Labor activism could adversely affect us, our customers and Indonesian companies in general, which in turn could adversely affect our business.

Laws permitting the formation of labor unions, combined with weak economic conditions, have resulted, and may continue to result, in labor unrest and activism in Indonesia. In 2000, the Government issued a labor regulation increasing the amount of severance, service and compensation payments payable to terminated employees. Employees who resign during a change of control of their employer are also entitled, under the regulation, to service and compensation payments, provided that such employees have worked for their employer for at least three years. A new labor law took effect on March 25, 2003 that permits employees to form unions without intervention from their employers. It is unclear what effect, if any, this law will have on labor relations in Indonesia or how this law will be interpreted with existing labor regulations.

These labor laws may make it more difficult for businesses, including our business, to downsize or have flexible labor policies. In August 1999, Indosat’s employees formed a labor union. After the Transformation Program, we had two labor unions (one each from Indosat employees and the legacy Satelindo’s labor union) with approximately 3,000 members, or 73.0% of our permanent workforce in the aggregate, as of December 31, 2003. Although the union has not taken industrial action to disrupt our operations in the past, it did threaten to do so in connection with our recent privatization, and no assurances can be given that it will not do so in the future. The labor unions may have significant bargaining power and may cause modification or delay in the implementation of policies that the unions determine may adversely impact the interests of its members. No assurances can be given that additional unions will not be formed by our employees or that the formation of such unions or activities of the current unions will not adversely affect our business.

Political instability in Indonesia could adversely affect the economy, which in turn could affect our business.

Indonesia has experienced political instability in recent years. As economic conditions in Indonesia worsened in 1998, many cities, including Jakarta, experienced rioting, unrest and destruction of property. This instability led to the resignation of President Suharto in May 1998. Promptly thereafter, Vice President Baharuddin Jusuf Habibie was sworn in as President and called for reforms and parliamentary elections to be held in October 1999. Following the elections, the People’s Consultative Assembly elected Abdurrahman Wahid as President and Megawati Sukarnoputri as Vice President. In February 2001, a committee of the Indonesian parliament, the People’s Representative Council alleged that President Wahid was involved in instances of corruption. In July 2001, the MPR voted to impeach President Wahid and elected Megawati Sukarnoputri in his place.

Since taking office in July 2001, President Megawati has appointed a new cabinet and announced plans to improve economic conditions and has generally received positive support both domestically and internationally. However, past political instability and the Government’s inability to prevent recent terrorist attacks has caused confidence in the Indonesian economy to remain low. National elections, including the first direct popular election of the President, are scheduled to occur in 2004, and any uncertainty or political instability associated with these upcoming elections may impact Indonesia’s economy and our business. Should there be a resurgence of political instability, there are likely to be adverse effects on the Indonesian economy and our business.

Political and related social developments in Indonesia have been unpredictable in the past, and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on us.

Future changes in the value of the Rupiah against the U.S. dollar or other currencies could adversely affect our business.

The Government’s exchange rate policies and any future changes in the value of the Rupiah against the U.S. dollar and other currencies could adversely affect our business. Since July 1997, the Rupiah has been subject to significant depreciation and volatility. On August 14, 1997, Bank Indonesia permitted the exchange rate for the Rupiah to float without announcing a level at which it would intervene. From 1997 to mid-1998, the value of the Rupiah relative to the U.S. dollar declined from a high of Rp2,360 = US$1.00 as of January 2, 1997 to a low of Rp15,250 = US$1.00 as of June 17, 1998. As of June 9, 2004, the exchange rate was Rp9,278 = US$1.00. See “Exchange Rate Information.” No assurances can be given that the Rupiah will not be subject to depreciation and continued volatility, that the current exchange rate policy will remain the same, or that the Government will, or will be able to, act when necessary to stabilize, maintain or increase the value of the Rupiah, and will not act to devalue the Rupiah, or that any such action, if taken, will be successful.

Since 1997, depreciation of the Rupiah has made it difficult for many Indonesian companies with Rupiah-denominated revenue streams and significant U.S. dollar or other foreign currency-denominated loans or costs to meet their repayment obligations. Depreciation or volatility of the Rupiah against the U.S. dollar or other currencies could adversely affect our ability to meet our foreign currency-denominated payment obligations, such as for payments of our indebtedness and additional equipment purchases, and adversely affect general economic conditions in Indonesia.

We currently hedge a portion of our foreign currency exposure. Our annual U.S. dollar-denominated revenues are less than the sum of our U.S. dollar-denominated expenses and annual payments of U.S. dollar-denominated principal and interest payments. No assurances can be given that we will be able to manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business.

Beginning in 1997, certain international credit rating agencies, including Moody’s, Standard & Poor’s (“S&P”) and Fitch Ratings (“Fitch”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. Since 1997, such international credit rating agencies have upgraded Indonesia’s sovereign rating on several separate occasions. Indonesia’s sovereign foreign currency long-term debt is rated “B2” by Moody’s, “B (positive outlook)” by S&P and “B+” by Fitch, and its foreign currency short-term debt was rated “B (positive outlook)” by S&P and “B” by Fitch. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations, and its ability or willingness to meet its financial commitments as they become due.

No assurance can be given that Moody’s, S&P, Fitch or any other international credit rating agency will not downgrade the credit ratings of Indonesia or Indonesian companies, including us. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase.

We are subject to Indonesian accounting and corporate disclosure standards that differ in significant respects from those applicable in other countries.

There may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets. Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP, including accounting for amortization of goodwill, capitalization of foreign exchange losses-net of gain and revenue recognition.

We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, including certain judgments, on us within the United States.

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to foreign capital invested companies, and all of our significant assets are physically located in Indonesia. In addition, the majority of our Commissioners and Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may not be possible for investors to effect service of process, including judgments, on us or such persons within the United States, or to enforce against us or such persons in the U.S. judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States, or upon other bases.

We have been advised by our Indonesian legal advisor that judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the U.S. federal securities laws. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Risks relating to us

We operate in a legal and regulatory environment that is undergoing significant reforms; such reforms may result in increased competition, reduced margins and reduced revenues, among other things, all of which may have a material adverse effect on our business.

The regulatory reform in the Indonesian telecommunications sector, which was initiated by the Government in 1999, has resulted in the limited liberalization of the telecommunications industry. For instance, the issuance of an international calls license to PT Telekomunikasi Indonesia Tbk. (“Telkom”) in May 2004 will introduce competition in this market sector.

As required under the new Indonesian Telecommunications Law of 1999 (“Telecommunications Law”), an independent regulatory and supervisory body was established on January 5, 2004 to regulate and supervise the telecommunications sector in Indonesia, while the Ministry of Communications (the “MoC”) maintained its authority to formulate industry policies.

In 2004, the MoC issued Ministerial Decree No. 28/2004, which amends Ministerial Decree No. 4/2001, with respect to the Fundamental Technical Plan, which sets forth the international access codes “001” and “008” as network and service identifiers for basic telephony providers. Other telecommunications operators in Indonesia interpreted prior legislation to mean that, with effect from the liberalization of international telecommunications services in Indonesia, network providers were only able to retain interconnection revenues, and not the additional usage tariffs from end users, arising from international call services. Currently, we receive such usage tariffs. No assurance can be given that future regulatory changes will not have a material adverse effect on us. The early termination of incumbent monopoly rights by the Government has had, and will continue to have, a significant impact on our business. Moreover, the Ministerial Decree stipulates that users may freely choose the operator of DLD an IDD telecommunications services.

We compete principally with other nationwide telecommunications providers in Indonesia. As the reform of the telecommunications sector continues, other entities, including those with greater resources than us, may enter the Indonesian telecommunications sector and compete directly with us. No assurance can be given that we will be able to compete successfully with other domestic and foreign telecommunications companies or that increased competition will not have a material adverse effect on our business.

The Government is the majority shareholder of our major competitors Telkom and PT Telekomunikasi Selular (“Telkomsel”), and the Government of Singapore is a substantial shareholder of Telkomsel. Both governments may give priority to Telkom’s and Telkomsel’s businesses over ours.

The Government currently owns a 15.0% equity stake and one “Series A” special share (the “Special Share”), which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including the decision to liquidate us. We understand that the Government and ST Telemedia, acting through its subsidiary, ICL, have entered into a Shareholders’ Agreement that limits the Government’s ability to elect and remove our Commissioners and Directors. Under such Shareholder Agreement, ICL may appoint a simple majority of the Board of Commissioners and the Board of Directors and the Government may appoint two nominees to each governing body, provided that if the Government reduces its ownership below a certain number of shares and remains the holder of the Series A Share, it may only nominate one Commissioner and one Director.

The Government also owns a 51.2% equity stake in Telkom, which is our foremost competitor in fixed telecommunications services and, which we expect will enter the international call services market by mid-2004. In addition, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. Following our recent privatization, the percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. No assurances can be given that significant Government policies and plans will support our business or that the Government will treat Telkom and us equally when evaluating future decisions and policies.

In addition, the Government, through the MoC, also exercises regulatory power over the Indonesian telecommunications industry with objectives not necessarily consistent with the maximization of profits. Certain Government policies or objectives may have a material adverse impact on our financial condition and results of operations.

The Government of Singapore, through its investment arm Temasek Holdings (Private) Limited, is indirectly our major shareholder. Temasek Holdings (Private) Limited also holds a substantial beneficial shareholding in our principal cellular competitor Telkomsel. No assurances can be given that significant Government of Singapore policies and plans will support our business or that the Government of Singapore will treat Telkomsel and us equally when evaluating future decisions and policies.

We may encounter difficulties in realizing cost savings, or achieving within the anticipated timeframe, expected strategic objectives and other benefits of the Transformation Program.

Our goal is to become a leading cellular/wireless-focused, fully-integrated telecommunications network and service provider in Indonesia. Prior to formulating the Transformation Program and merger (each as described more fully “Item 4: Information on the Company—Our Transformation”), Indosat, Satelindo and IM3 were affiliated, but operated largely independently. Our ability to realize cost savings from certain of the departments, systems and procedures previously operated independently by Satelindo and IM3 (e.g., back-office support departments and human resources), and to obtain synergies available as a result of the Transformation Program and merger, may be constrained by the separate operating history of Satelindo and IM3 and the technical complexity of the integration process. Moreover, the integration of these companies will require significant attention from our management and the merger of previously-distinct corporate cultures. No assurance can be given as to the timing or extent of cost savings and efficiencies that we will achieve.

We may also encounter difficulties implementing the Transformation Program if certain technical hurdles cannot be overcome, including integration of our billing systems and other information technology systems. In addition, the Transformation Program and merger will involve organizational restructuring to integrate companies with different corporate cultures and certain changes to the compensation structures of employees of Satelindo, IM3 and Bimagraha.

Our controlling shareholders’ interests may differ from those of our other shareholders.

In December 2002, the Government sold 41.9% of our outstanding shares to ICL, a Mauritius company owned and controlled by ST Telemedia, a member of the Singapore Technologies Group. The entry of ST Telemedia as our new controlling shareholder may have certain positive effects on the performance of Indosat (including with respect to technology transfer and our financial position). However, no assurances can be given that ST Telemedia will elect or be able to influence our business in a way that benefits our other shareholders and creditors.

Furthermore, the Government’s sale to ST Telemedia triggered several demonstrations and protests, including two class action lawsuits, one lodged by an Indonesian non-governmental organization and one lodged by more than 100 parties, each alleging that proper government and parliamentary approvals, required by the constitution, were not obtained for the divestment of the Government’s 41.9% stake. These suits were dismissed by the Central Jakarta District Court, but appeals to the High Court are pending. There are only limited precedents with respect to such suits in Indonesia, and we are unable to assess the validity of the appellants’ claims. As a result, the outcome of the case is uncertain. No assurance can be given that this lawsuit and related demonstrations will not have a material adverse affect on our business or result in a change of control.

The pledge of our shares by ICL to guarantee ICL’s payment obligations to its creditors may have a material adverse effect on our business.

As our controlling shareholder, actions taken by ICL, and/or its controlling shareholder, ST Telemedia, may have a material adverse impact on our business. On December 10, 2003, ICL pledged its ownership interest in Indosat to its lenders as security for payment obligations of its parent company. No assurance can be given as to the ability to fulfill its payment obligations to its lenders. In the event that ICL fails to satisfy its payment obligations, such failure could result in a change in our controlling shareholder. Any new controlling shareholder may have a different investment purpose than ICL and will have the ability to influence our business signficantly. No assurance can be given that such new controlling shareholder will not have a material adverse impact on our business operations and financial prospects.

The Government may adjust or fail to adjust tariffs, which may have a material adverse effect on our business.

Based on the applicable rules and regulations, the Government, through the MoC, is responsible for setting a formula for all telecommunications tariffs. The MoC has established the local and DLD service tariff formula and is currently in the process of setting new tariff formulas for other telecommunications services. Regulated tariffs include activation fees, monthly fees, airtime usage fees for postpaid cellular services, interconnection fees and domestic and international long distance telephony rates. These tariff levels are subject to periodic review and adjustment. Tariff rates set by the Government may be changed in the near future due to further deregulation of the telecommunications sector in Indonesia. Since the establishment of the independent body to oversee the telecommunications sector, the Government has agreed to observe the proposal from such body that it set the appropriate tariff adjustments. Although there is no obligation for the Government to accept the body’s proposals, the Government and the House of Representatives have recognized such proposal as implementation of a duty of such body. In March 2004, the Government announced a tariff rebalancing policy. This policy eliminates the cross-subsidy between the DLD tariff and local call tariffs, thereby allowing the telecommunications operator to determine the increment of local call tariffs and its monthly fee. In 2004, the total rebalancing tariff for local, DLD and monthly charges may be adjusted upward 9.0% provided that the minimum reduction of the DLD tariff is 10.0%.

Since a significant portion of our operating revenues are dependent on tariffs fixed by the Government, any future action or inaction by the Government in connection with its tariff policies could have a material adverse effect on our business. In addition, prepaid cellular services prices are regulated by reference to postpaid tariff policies and, although not directly regulated by the Government, operating revenues from prepaid cellular services could also be adversely affected by future changes in the Government’s tariff policies.

We depend on the domestic telephone network and such reliance may decrease the performance of our cellular network and our ability to deliver international call services, resulting in substandard service quality and over-capacity issues that we may be unable to resolve.

We depend on access to the PSTN for termination and origination of cellular telephone calls to and from fixed-line telephones. A large percentage of our cellular call traffic must go through the PSTN. Our business has been negatively affected by the limited interconnection facilities to the PSTN that have been provided to date and our cellular business may be negatively affected by such causes in the future. Because of interconnection capacity constraints, our cellular customers have at times experienced high levels of blocked calls. We have increased the number and capacity of interconnection points in an attempt to alleviate these problems, but no assurances can be given that such interconnection points can be increased or maintained at current levels. Moreover, all switched calls carried by us either originate or terminate on Telkom’s PSTN or other cellular operator’s network, which we do not control. Demand for our international call services will depend, to a significant degree, on the development, quality and maintenance of Indonesia’s domestic telephone network.

We may not have the capital resources necessary to remain competitive in the telecommunications industry.

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. We are investing in expanding the capacity and coverage of our cellular networks, which will require significant capital expenditures. No assurances can be given that we will have capital resources sufficient to develop our cellular networks or update our other technology to an extent necessary to remain competitive in the Indonesian telecommunications market.

We may be unable to obtain adequate financing to fund our capital requirements.

We expect that over the next several years, a substantial portion of our cash flow will be used to pay principal and interest with respect to our indebtedness and to finance capital expenditures. We may need to incur additional financing in order to fund our capital expenditures program. If we are unable to obtain adequate vendor or other third party financing for planned capital expenditures or otherwise source such additional financing through other financing arrangements, we may have to abandon, delay or postpone certain of our planned capital expenditures. We anticipate that we will invest approximately US$675.0 million in 2004 and US$500.0 million in 2005 in capital expenditures. In addition, we may need to increase our capital expenditures as a result of future developments in technology in the telecommunications industry to respond to actions taken by our competitors or to pursue business opportunities. The actual amounts of our capital expenditures during these periods may change depending on actual rates of our subscriber growth. Consequently, we may need to arrange additional financing beyond that required by our current capital expenditure forecasts.

As of December 31, 2003, we had outstanding long-term indebtedness, which amount includes bonds payable excluding the current portion, of Rp10,179.3 billion. Our ability to satisfy our financial obligations and to fund future capital expenditures will depend upon our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control.

Our existing debt obligations and our future capital expenditures could limit our ability to respond to changing business or economic conditions or to respond to declines in operating results.

We rely on key management personnel and our business may be adversely affected by an inability to recruit, train, retain and motivate key employees.

We believe that our current management team, as well as the management teams in place at our subsidiaries, contribute significant experience and expertise to the management of the respective entities. The continued success of our business and our ability to execute our business strategy in the future will depend in large part on the efforts of such key personnel. There is a shortage of skilled personnel in the telecommunications sector in Indonesia and this shortage is likely to continue. These shortages increase competition for certain specialist personnel, thereby causing increased turnover and employment costs.

In 2003, 104 employees participated in our voluntary unconditional early retirement program offered in connection with the merger of Satelindo, Bimagraha and IM3 into Indosat. As an impact of such participation, 102 employees from Indosat and two employees from Satelindo resigned. We incurred approximately Rp48.8 billion in personnel expenses to fund the early retirement program. No assurances can be given that additional employees will not participate in the early retirement program in future periods, thereby increasing our personnel expenses.

As a significant shareholder, ST Telemedia has seconded key management personnel to us. If any key members of our management become unable or unwilling to continue in their roles, and we are unable to attract or promote and retain other qualified executives, such staffing difficulties may have a material adverse effect on our business. No assurances can be given that we will be able to successfully recruit, train, retain and motivate key employees.

We may be unable to implement the technological changes necessary to remain competitive.

The telecommunications industry is subject to rapid and significant changes in technology. We may face increasing competition from technologies currently being developed or which may be developed in the future, including with respect to our cellular services, CDMA technology. New technologies, services or standards could require significant changes to our business model, the development of new products or the provision of additional services. In addition, we may need to substantially update and expand our billing and credit control systems to accommodate growth in and development of our business and the adoption of new technologies and services. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. No assurances can be given that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to develop new technologies on terms necessary to compete in changed circumstances.

We may not be able to deliver our services if we experience systems failure or a shutdown in communications networks.

Our cellular services and international call services are currently carried through our own networks, the networks of local fixed-line operators including leased circuits that connect our base stations, international submarine cable lines, and the networks of international operators and other network-related infrastructure. The provision of our services depends on the stability of this integrated network. This network may be vulnerable to damage or interruptions in operation due to earthquake, fire, power loss, telecommunications failures, network software flaws, transmission cable cuts or other events beyond our control. Any failure of this integrated network or any link in the delivery chain that results in an interruption in our business, operations or our provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our brand equity, reduce our ability to attract and retain customers and materially adversely affect us. In particular, our telecommunications control facilities are highly concentrated, with our headquarters and principal operating facilities located at two sites in Jakarta. Any damage or interruption in operation to either of these facilities may have material adverse impact on our operations.

Our shareholders may not be able to assert claims against Prasetio, Utomo & Co., our independent auditors for the year ended December 31, 2001, nor may they be able to assert claims against our current independent auditors for financial statements previously audited by Prasetio, Utomo & Co.

Our financial statements for the year ended December 31, 2001 were audited by Prasetio, Utomo & Co., a former member firm of Andersen Worldwide, SC. On June 15, 2002, Arthur Andersen LLP (“Arthur Andersen”), which was the U.S. member firm of Andersen Worldwide, SC, was found guilty of obstruction of justice charges relating to its actions as independent auditors of Enron Corp. and its subsidiaries. Shareholders and employees of Enron have commenced legal proceedings against Arthur Andersen LLP, seeking substantial damages related to its audit of Enron. On August 31, 2002, Arthur Andersen voluntarily relinquished its licenses to practice public accountancy in all states of the United States, thereby effectively ceasing to exist as a global accounting firm. The Indonesian Ministry of Finance withdrew the business license of Prasetio, Utomo & Co. in August 2002, and Prasetio, Utomo & Co. ceased its operations as a public accounting firm.

Our current independent auditors, Prasetio, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global, have not re-audited the financial statements previously audited by Arthur Andersen. Therefore, it is highly unlikely that our shareholders will be able to assert claims against, or recover any damages from, Prasetio, Sarwoko & Sandjaja in respect of the financial statements that were previously audited by Prasetio, Utomo & Co.

Risks relating to our cellular business

Our existing and potential cellular customers may find our competitors’ fixed wireless services competitive in price and comparable in service to our cellular services, which may have a material adverse effect on our cellular business.

In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000.1x service, in the Jakarta area and Bakrie Communications launched a similar service in September 2003. These services are offered as a fixed wireless services, but currently possess similar mobility and features with those found in cellular services. Telkom applies local telephone tariffs for this service, which tariffs are substantially lower than those applied to cellular services, and pays lower regulatory fees than to provide cellular services. These regulatory cost advantages, combined with capital expenditure requirements similar to cellular network expansion, have resulted in Telkom offering this product at a lower cost than cellular services. The current mobility enjoyed by fixed wireless subscribers combined with the low price appeal to customers who roam infrequently and seek a low-cost telecommunications product—a large proportion of potential Indonesian cellular subscribers. Moreover, fixed wireless service quality may exceed GSM cellular service quality due to more efficient spectrum usage, thereby increasing capacity and improving service quality.

After petition by industry associations, the MoC issued Ministerial Decree No. KM 35/2004 stating that fixed wireless operators must limit the mobilility of their services. Furthermore, fixed wireless operators must adjust the regulatory fees and tariffs associated with fixed wireless service delivery. The introduction and availability of fixed wireless services and other similar technologies has increased competition in the cellular services market, including greater price competition among operators and more attractive product and service packages being offered. Fixed wireless services may have a material adverse impact on our cellular services business, including among other things a higher churn rate, lower ARPU, slower growth in total subscribers and increased subscriber acquisition cost.

Competition from industry incumbents may adversely affect our cellular business.

Our cellular businesses compete primarily against Telkomsel and PT Excelcomindo Pratama (“Excelcomindo”). Telkomsel is predominantly owned by Telkom, an Indonesian telecommunications industry incumbent, and Singapore Telecommunications Limited, one of the largest telecommunications providers in the

Asia-Pacific region. This shareholding combination creates financial and operational resources that are greater than ours. Excelcomindo, a joint venture between Indonesia’s Rajawali Group and Verizon, also has substantial resources. We anticipate significant competition from Telkomsel, Excelcomindo and Mobile8, any of which has the resources to gain market share at our expense, and other cellular service operators. Competition between our cellular businesses and these operators is based on various factors, such as the pricing of services, network quality and coverage, range of services offered and customer service. In addition to the current operators, the MoC may license additional mobile cellular telecommunications service operators in the future and such new licensees may compete with us.

Cellular network congestion and limited spectrum availability could limit subscriber and revenue growth and reduce service quality.

The amount of spectrum available for use by a cellular system effectively limits its subscriber capacity. The Government allocates spectrum to cellular telecommunications operators in Indonesia. Our GSM cellular service operates using the allocated 30 MHz of bandwidth, comprised of 10 MHz in the GSM 900 MHz spectrum (originally allocated to the legacy Satelindo) and 20 MHz in the GSM 1800 MHz spectrum (originally comprised of 5 MHz spectrum allocated to the legacy Satelindo and 15 MHz spectrum allocated to the legacy IM3).

The rapid growth of our cellular subscriber base, together with increased usage of mobile data services, has led to high traffic usage in dense urban areas. As a result, radio frequency engineering techniques, including a combination of macro, micro and in-building cellular designs, need to be employed to increase “erlang per square kilometer” and to maintain network quality in view of radio frequency interference and tighter frequency re-use patterns. Such radio frequency techniques have already been employed in dense urban environments such as Hong Kong, and we intend to replicate them on our cellular networks when the erlang per square kilometer threshold approaches such a usage profile. However, if our cellular subscriber base should grow significantly larger in high-density areas, no assurance can be given that these efforts will continue to be sufficient to maintain and improve service quality, or that we will not be required to make greater capital expenditures in order to maintain and improve service quality based on our current spectrum capacity.

Our growth plans anticipate substantial expansion of our cellular networks and an accompanying increase in cellular subscribers. No assurances can be given that such expansion plans will materialize or, if they do materialize, that we will be able to integrate additional subscribers successfully. Failure to activate new subscribers on a timely basis and scale existing operational units to handle such increased usage may result in a material adverse effect on our business.

Our number of total cellular subscribers may increase without positively impacting our operating revenues from cellular services.

We believe that we will have an increasing number of cellular subscribers in future periods. However, given the uncertain economic situation in Indonesia and the increasing prices of primary goods that continue to decrease our customers’ overall purchasing power, we cannot predict whether a larger number of cellular subscribers will increase positively our operating revenues from cellular services. No assurances can be given that there will be a positive correlation between the total number of cellular subscribers and ARPU or, in general, our net revenue.

If the Government allocates additional spectrum or reallocates existing spectrum, additional competitors may enter the cellular service market, which may adversely affect our cellular business.

Although the MoC has allocated all available GSM 900 and 1800 cellular spectrum except 5 MHz, no assurances can be given that additional spectrum will not become available in the future or that the Government will not reallocate existing spectrum. The two largest spectrum allocations made to Indonesian cellular services providers are held by Telkomsel and us. If we are not able to continue to utilize our spectrum capacity successfully or in a timely manner, or if we cannot finance the requisite incremental capital expenditures to utilize such spectrum capacity successfully as and when needed, we may experience difficulty in attracting and retaining cellular subscribers, which could have a material adverse effect on our cellular business. To the extent our current or future competitors in GSM cellular services obtain additional spectrum, our competitive position, business margins and cellular business could be adversely affected.

In addition, the Government announced the winner of a bidding process for one third-generation mobile telecommunications system (“3G”) facilities-based operator license in 2003. Incumbent telecommunications providers are barred from participating in the bidding process and, therefore, we have not made a bid to obtain a 3G license. No assurances can be given that we will be able to compete effectively with GSM 900 and 1800 cellular services against 3G operators in the future or that the Government will issue only one 3G license.

Our ability to maintain and to expand our cellular networks or conduct our business may be affected by disruption of supplies and services from our principal suppliers.

We rely upon our main vendors to supply a substantial portion of the equipment required for our cellular networks, including the microwave backbone, and other suppliers in relation to goods required to conduct our business. We depend on equipment and services from such vendors to maintain and replace key components of our cellular networks and provide goods necessary to operate our business. If we are unable to obtain adequate supplies of equipment or services in a timely manner or on acceptable commercial terms, or if there are significant increases in the cost of these supplies, our ability to maintain and to expand our cellular networks may be materially and adversely affected.

Risks relating to our international call services business

The entry of Telkom, a well-established Indonesian telecommunications industry incumbent, into the international business could adversely affect our international call services operating margins, market share and results of operations.

Telkom, a well-established Indonesian telecommunications incumbent with significant political and financial resources, obtained a license to provide international call services on May 13, 2004 and launched its commercial service on June 7, 2004. Telkom’s entry into the international call services market poses a significant competitive threat to us. After Telkom’s entry into the international call services market, we will likely suffer loss of market share, declining margins and operating revenues and other adverse effects on our international call services business.

VoIP usage is increasing and certain customers use VoIP services rather than traditional international long distance services, which may continue to have a material adverse impact on our international call services business.

Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long distance services. The cost structure for providers of VoIP services is lower than that for traditional fixed line operators and as such, VoIP services are customarily offered at significant cost savings compared to traditional international long distance services. Availability of VoIP services, despite their lower quality as compared against traditional international long distance services, may continue to adversely impact our operating revenues from our international call services business due to lower customer usage and lower pricing plans for our traditional services.

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

Interconnection revenues from foreign telecommunications carriers may be unreliable, and we may not receive all monies due in connection with the provision of our international call services.

A significant portion of our revenues from international call services consists of amounts received from foreign telecommunications operators for handling incoming calls to Indonesia. Such operators may not make these interconnection payments to us promptly when such payments become due and payable. Further, adverse economic conditions at such operators in other countries may adversely affect such operators’ ability to make interconnection payments to us in a timely manner or at all.

The unstable economic and political situation in Indonesia may adversely affect the levels of international business activity in the country, which may have a material adverse effect on our operating revenues related to international call services.

Our international call services business is affected by the levels of international business activity and tourism in Indonesia, international accounting rates, tariffs for international calls, fluctuation in the exchange rate of the Rupiah against the U.S. dollar and compensation to telecommunications carriers and service providers. The continued unstable economic and political situation in Indonesia may adversely affect foreign investment and international business activity in Indonesia, which indirectly affects customer demand for international call services.

We may be unable to retain both international access codes and the future loss of our “008” access code would adversely impact our revenues from international call services and our marketing strategy for our international call services business.

On August 29, 2003, we received confirmation from the MoC regarding the operating licenses for the legacy Satelindo and IM3 and the allocation of frequency spectrum following the merger of Satelindo and IM3 into Indosat. The MoC approved the continuation of license and allocation of frequency spectrum from the legacy Satelindo and IM3 to Indosat, as the surviving entity following the legal merger. However, the Directorate General of Post and Telecommunication, a directorate under the MoC, in conjunction with the Independent Regulatory and Supervisory Body (the “IRSB”) are currently evaluating the issuance of a new license, which will replace our current licenses. In a hearing with the IRSB, we were advised that it is reviewing our licenses to the international access codes “001” and “008” and suggested that we may be forced to retain only one such access code.

Although we consider the IRSB’s legal basis to limit our international access codes to be weak, no assurance can be given that the IRSB will not require us to surrender one of the international access codes. In the event that we were forced to surrender one international access code, our marketing strategy for international call services, and revenues related to the operations of such services, would be impaired.

Risks related to our MIDI business

Competition for the MIDI business is increasing, and we may experience declining margins.

Our MIDI business is facing increased competition from established participants, such as Telkom, and certain foreign carriers providing such services illegally in Indonesia, which have wider customer bases and greater financial resources. Moreover, our satellite business faces increasing competition as new, more powerful satellites are prepared for launch and as companies acquire exclusive licenses to provide certain broadcast services in Indonesia, including Indovision’s recent acquisition of an exclusive license to provide DTH television services. We have leased the transponder space on our Palapa-C2 satellite for periods of only two to five years, while the remaining useful life of the satellite is estimated to be approximately eight years. As additional competing satellites are launched and become operational, and as our transponder leases expire or are terminated, our transponder lessees may utilize other satellites.

Our satellite has a limited life and the risk exists that our Palapa-C2 satellite will be damaged or completely destroyed during operation. The loss or reduced performance of our satellite may adversely affect our financial condition, results of operations and ability to provide certain services.

Our Palapa-C2 satellite has a limited operational life, which is presently estimated to end in early 2011. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, the amount of fuel on board, the launch vehicle used and the manner in which the satellite is monitored and operated. The satellite could fail before the end of its useful life, and repairing GEO satellites, such as the Palapa-C2 satellite, while in orbit is not feasible.

We maintain in-orbit insurance for the loss of the Palapa-C2 satellite, providing for a single payment of US$150 million in the event that the satellite is lost or destroyed. Palapa-C2’s satellite control processor (“SCP”) has been identified as prone to failure and our satellite insurance excludes from coverage satellite malfunction caused by failure of the SCP. If the damage or failure rendered Palapa-C2 unfit for future use, we might elect to cease its satellite operations. The termination of our satellite business could have a material adverse effect on our business and increase operating expenses associated with our provision of other telecommunications services.

Item 4:    INFORMATION ON THE COMPANY

Overview

We are a leading Indonesian telecommunications service provider and one of only two operators authorized to provide a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by the number of subscribers, and the dominant provider of international call services, in Indonesia. We also provide MIDI services to Indonesian and regional corporate and retail customers. During the year period ended December 31, 2003, we generated total operating revenues of Rp8,235.3 billion (US$972.9 million). Our principal products and services include:

•	Cellular services. We provide GSM 900 and 1800 cellular services to approximately 5.9 million subscribers throughout Indonesia as of December 31, 2003. We are focusing on increasing our cellular network coverage, capacity and quality through the purchase of new equipment and redeployment of existing equipment.

•	International call services. We are the dominant provider of international call services in Indonesia, as measured by aggregate incoming and outgoing call minutes for the year ended December 31, 2003.

•	MIDI services. We provide MIDI services, including frame relay, VoIP, leased circuits and Internet services, through Indosat, Lintasarta and IMM. We offer this suite of products primarily to our valued corporate customers as part of our efforts to provide full-service telecommunications solutions.

Our principal shareholders are ICL, which is wholly-owned by ST Telemedia, with an ownership interest of approximately 41.9% of our common stock, and the Government through the Ministry of State-Owned Enterprises with a 15.0% ownership interest as of December 31, 2003. ST Telemedia is a leading information-communications company in Singapore with operations and interests in the Asia-Pacific region and the United States. Through its group of companies, ST Telemedia offers an array of telecommunications, information and communications services, including fixed and mobile communications, Internet exchange and data communications, satellite, broadband and pay-TV. ST Telemedia was formed in 1994 as the telecommunications arm of STPL, a conglomerate directly and indirectly owned by Temasek Holdings (Private) Limited. Indosat represents ST Telemedia’s largest investment outside Singapore.

Prior to 2002, our primary business focus was the provision of international call services, which accounted for approximately 42.0% of our total revenues for the year ended December 31, 2001. Following regulatory developments in the Indonesian telecommunications industry in 1999, we began implementing a strategy designed to transform Indosat from being Indonesia’s primary international telecommunications provider into a leading cellular/wireless-focused, fully-integrated telecommunications network and service provider in Indonesia. In 2001, we increased our direct and indirect ownership interest in Satelindo to 75.0%, making us the second-largest cellular operator in Indonesia, as measured by the number of subscribers. In 2001, we launched IM3 to provide GSM 1800 cellular services. In 2002, we acquired the remaining 25.0% equity interest in Satelindo from DeTe Asia, making Satelindo a wholly-owned subsidiary of Indosat.

Transformation Program

We are continuing to integrate our cellular operations to create a platform for expansion of our cellular network to become a leading cellular/wireless-focused, fully-integrated telecommunications network and service provider in Indonesia.

We have developed the Transformation Program to achieve the following strategic objectives:

•	maximize the efficient deployment of capital expenditures as we expand and enhance our network coverage and service quality;

•	integrate our cellular services resources, previously held separately in IM3 and Satelindo—with targeted branding and lower overheads, we will create a platform for continued growth;

•	align our legacy international call services with a competitive VoIP strategy;

•	create opportunities to enhance our competitive position through cross-selling, bundling of services and customized customer care; and

•	improve financial flexibility in the deployment of cash flow as well as increase our tax efficiency through elimination of double taxation of subsidiary profits.

Since we began implementing our Transformation Program, we have achieved the following:

•	Initial integration of our cellular networks: A cellular integration network committee was established in 2002 to oversee the combination of Satelindo’s and IM3’s cellular networks with the goal of maximizing synergies and minimizing duplication. We are in the process of redeploying our cellular assets to complete the integration of our networks and expect to complete such integration in Bali, Batam, the greater Jakarta area and East Java in 2004 and remaining areas in 2005.

•	Effective management consolidation: To encourage management integration and improved coordination between Satelindo and IM3, such companies have terminated their Boards of Commissioners, Boards of Directors and certain senior management team members.

We anticipate that the Transformation Program will be fully implemented in 2005.

No assurances can be given that we will complete the Transformation Program, in whole or in part, within the anticipated timeframe or that, if completed, such Transformation Program will result in the projected cost savings, efficiencies and other strategic objectives discussed herein. See “Item 3: Key Information—Risk Factors—Risks related to Indosat and its Subsidiaries—We may encounter difficulties in realizing cost savings, or achieving within the anticipated timeframe, expected strategic objectives and other benefits of the Transformation Program.”

Corporate history

Indosat was established on November 10, 1967 by the Government to build, transfer and operate an International Telecommunications Satellite Organization (“Intelsat”) earth station in Indonesia to access Intelsat’s Indian Ocean Region satellites for a period of 20 years. Intelsat is a worldwide consortium of global international satellite communications organizations, which owns and operates a number of telecommunications satellites. We began commercial operations in September 1969 and have built our business to be the dominant international call services provider in Indonesia.

Our business was directly affected by the Telecommunications Law, which became effective on September 8, 2000, and was intended to promote competition in the telecommunications industry. In 2001, as part of the Government’s initiative to restructure the telecommunications industry, we entered into an agreement with Telkom to eliminate our respective cross-shareholdings in several operating subsidiaries, including:

•	our acquisition of Telkom’s 22.5% ownership interest in Satelindo;

•	Telkom’s acquisition of our 35.0% ownership interest in Telkomsel; and

•	our acquisition of Telkom’s 37.2% ownership interest in Lintasarta and the purchase of Lintasarta’s convertible bonds held by Telkom.

Subsequent to the agreement with Telkom, we acquired an effective 45.0% ownership interest in Satelindo, through our acquisition of Bimagraha in 2001 and acquired the remaining 25% ownership interest in Satelindo from DeTe Asia in June 2002. To strengthen Satelindo’s capital structure and remove certain restrictive covenants arising from Satelindo’s indebtedness, we made an additional capital contribution to Satelindo totaling US$75 million in July 2002.

In August 2002, we entered the domestic telecommunications sector by obtaining a license to provide local fixed network services in the Jakarta and Surabaya areas. We deployed approximately 13,000 lines in those areas to provide its local fixed telephone services and announced our strategic objective to become a leading cellular/wireless-focused, fully-integrated telecommunications network and service provider in Indonesia, through a transformation process involving the creation of synergies between Satelindo and IM3.

In 2002, the Government divested 517.5 million shares (representing approximately 50% of our outstanding common stock) in two stages. In May 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender. In December 2002, the Government divested 41.9% of our outstanding common stock to a subsidiary of ST Telemedia. As a result of these transactions, the Government owned 15% of the shares of our outstanding common stock and the Series A share (the “Special Share”) as of December 31, 2003. ST Telemedia owned 41.9% of our outstanding common stock, with the remaining 43.1% owned by public shareholders as of December 31, 2003. See “Share Ownership.”

Based on Merger Deed No. 57 dated November 20, 2003, we agreed to merge with Satelindo, Bimagraha and IM3, with Indosat as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to us on such date. These three companies were dissolved by operation of law without the need to undergo any liquidation process.

Historically, international call services has been our core business and largest revenue component. However, since entering the Indonesian cellular market through our acquisition of Satelindo and establishment of IM3 in 2001 and subsequent integration of such companies in 2003, cellular services have become the largest contributor to our total operating revenues. The following table shows the breakdown of our total consolidated operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	For the year ended December 31,
	2001		2002		2003
	Rp.	%	Rp.	%	Rp.	%
	(Rp. in billions, except percentages)
Cellular services	1,769.9	34.5%	3,271.7	48.3%	5,117.6	62.1%
International call services	2,157.5	42.0	2,137.9	31.6	1,807.7	22.0
MIDI services	1,105.1	21.5	1,263.0	18.7	1,228.3	14.9
Other services	105.6	2.0	94.4	1.4	81.7	1.0

Total operating revenues	5,138.1	100.0%	6,767.0	100.0%	8,235.3	100.0%

Cellular services

Cellular services contributed Rp5,117.6 billion for the year ended December 31, 2003, representing 62.1% of our 2003 total consolidated operating revenues. We are the second-largest cellular provider in Indonesia, as measured by subscribers, with approximately 5.9 million subscribers as of December 31, 2003. For the year ended December 31, 2003, we had an estimated market share of 32.3%, which figure is based on our estimates made using available market data. Our cellular network currently provides network coverage in all major cities in Java and Bali, as well as population centers in Sumatra, Sulawesi, Kalimantan and Papua. We provide our cellular services using GSM 900 and GSM 1800 technology.

Services

Our principal cellular service is the provision of airtime, which measures the usage of our cellular network by our customers. Airtime is sold through postpaid and prepaid plans. In addition to payment structure, the tariff structure differs between postpaid and prepaid airtime plans, with prepaid subscribers subject to higher tariffs to offset the absence of monthly subscription fees.

We offer postpaid plans under the brand names “Matrix” and “Bright.” Matrix is a basic service package with a postpaid payment plan. In order to serve our corporate customers, we also offer Matrix in program packages, which carry the brand names “Mitra” (Corporate Package) and “Matrix F2” (Family and Friends). We offer prepaid plans under the brand names “Mentari” and “Smart.” Mentari offers free national roaming and we believe our Mentari products have a high degree of brand awareness, thereby providing a competitive advantage when attempting to attract and retain customers in a competitive market. We have initiated studies to evaluate strategies to consolidate the Satelindo and IM3 products in an attempt to create an integrated approach to individual customer segments. We intend to maintain the “Matrix,” “Mentari” and “IM3” brands and have begun the elimination of the “Bright” and “Smart” brands.

Postpaid and prepaid customers have access to local, DLD and international direct long distance dialing. In addition, we offer a variety of additional, value-added services, functions and features for our customers, bundled according to the airtime package selected, including:

•	SMS: allows customers to send short text messages to other cellular users’ handphone display screens;

•	Mobile data and facsimile services: allows customers to download sports, news and finance content to their mobile phones and send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by customers;

•	Caller identification: displays the incoming call number on a customer’s mobile phone display screen;

•	Call holding: allows customers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals customers that they have an incoming call while the line is engaged. Upon hearing such a signal, customers can answer the second call and place the original call on hold;

•	Call forwarding: enables customers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides customers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the customer’s bank account or credit card;

•	Recharge via SMS and ATM: enables customers to recharge their prepaid airtime plans via SMS and ATM automatically deducting billed amounts from the customer’s bank account;

•	International roaming: allows prepaid and postpaid customers to receive SMS and voice services while roaming in foreign cellular networks;

•	MMS: provides customers of GSM service to send pictures, text and sound/voice in a single packet message; and

•	GPRS: provides mobile data communications with GSM-based technology.

Mobile data and facsimile, voicemail, call holding/waiting/forwarding, detailed billing and direct debit payments are only available to postpaid subscribers. Some of these services are offered free of charge while others, such as SMS, mobile data and facsimile services and detailed billing, are offered with an additional fee and to increase revenues per subscriber. We introduced our SMS service to postpaid cellular subscribers in 1995 and extended the service to prepaid subscribers in May 2000. Usage levels have risen consistently, from approximately 319,000 text messages per day in June 2000 to approximately 8.25 million text messages per day in December 2002 and approximately 15.04 million text messages per day in December 2003. In 2003, SMS usage fees accounted for substantially all of our revenues from value-added cellular services and features.

We launched our portfolio of mobile data services in 2000 under the brand name “Satelindo @ccess” with a companion suite of product offerings launched in 2001 under the brand name “M3-Access.” Mobile data services can be accessed over SMS or through a direct dial-up connection to a WAP server. Users are able to access a variety of information, including movie listings, stock quotes, exchange rates, sports and business news, astrological predictions and SMS Top Up. Satelindo @ccess subscribers can also send and receive e-mail through their mobile devices. We began offering mobile banking services in cooperation with Bank Mandiri, one of the largest banks in Indonesia, in 2002 and mobile financial transaction services in 2003.

We have entered into interconnection agreements, which allow our cellular networks to interconnect with the PSTN operated by Telkom, the international gateways operated by us and the networks of each of the other Indonesian cellular and fixed wireless operators. These agreements allow their cellular subscribers to communicate with customers of such other telecommunications service providers.

We offer roaming services to our customers, which allow them to make and receive calls and send and receive SMS text messages when outside Indonesia. Satelindo has entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and other Asian countries and regions. As of December 31, 2003, our postpaid cellular subscribers were able to roam internationally on 267 networks, owned by 232 operators in 106 countries, making us the largest international roaming operator in Indonesia.

Customers and marketing

We segment the Indonesian population by location, disposable income and other factors that we believe indicate the desire and ability of individuals and corporations to purchase our products and services. We then target areas populated with a higher density of potential subscribers. These areas are generally economically more developed and more prosperous than other areas in Indonesia. As we continue to integrate the subscriber bases of the legacy Satelindo and IM3 businesses, we hope to achieve a diversified subscriber base spread throughout Indonesia’s major population centers.

We have recorded cellular subscriber growth every year since the launch of our GSM cellular business in Indonesia. Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. At the end of 2000, we had approximately 184,921 postpaid and 870,410 prepaid cellular subscribers. As of December 31, 2003, our subscriber base had grown to 361,562 postpaid and 5,600,882 prepaid cellular subscribers. We have focused on increasing the number of our prepaid subscribers, as prepaid subscriptions minimize subscriber credit risks, as well as reduce billing and collection costs. In addition, we believe that Indonesian cellular customers tend to favor the convenience, ease of activation and lack of credit checks associated with prepaid plans.

The following table presents selected information regarding our postpaid, prepaid and total subscriber base for the periods indicated:

	As of and for the year ended December 31,
	2000	2001	2002	2003
Cellular Subscribers(1):
Prepaid	870,410	1,736,064	3,341,072	5,600,882
Postpaid	184,921	173,475	241,576	361,562

Total	1,055,331	1,909,539	3,582,648	5,962,444

(1)	Cellular subscribers means total registered and active subscribers at the end of the relevant period. We define an “active cellular subscriber” as a subscriber: (i) who has no outstanding balance remaining due more than 60 days after the last statement date, in the case of a postpaid subscriber; or (ii) who does not carry a zero balance for longer than 30 days after the SIM card’s expiry date, in the case of a prepaid subscriber. See “—Postpaid activation, billing and payment and collection;” and “—Pricing, promotions and loyalty programs—Prepaid plans.”

When cellular services first became available in Indonesia, cellular subscribers consisted primarily of wealthy individuals and business customers, including government entities. As activation fees and handset prices declined and cellular service quality improved, cellular services have become increasingly affordable and much more popular with the broader middle-income market for both business and social uses. These subscribers generally have lower average monthly usage and are more price-sensitive than the original set of cellular users.

The following table sets forth selected information concerning our ARPU for the periods indicated:

	As of and for the year ended December 31,
	2000	2001	2002	2003
ARPU(1):
Postpaid	307,217	359,477	368,330	338,697
Prepaid	108,936	117,542	89,033	90,459
Blended ARPU	151,684	148,951	111,817	106,386

(1)	The average monthly revenue (in Rupiah) per subscriber is computed by dividing monthly recurring cellular revenues, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period by the average number of cellular subscribers. The average number of cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. We define an “active cellular subscriber” as a subscriber: (i) who has no outstanding balance remaining due more than 60 days after the last statement date, in the case of a postpaid subscriber; or (ii) who does not carry a zero balance for longer than 30 days after the SIM card’s expiry date, in the case of a prepaid subscriber.

Our integrated marketing strategy emphasizes our wide range of innovative services and the quality of our customer service. We regularly advertise in major newspapers, magazines and via direct mailings, and also engage in telemarketing. To consolidate the marketing channels for our cellular business units, we are implementing integrated walk-in centers, under the brand name “Galeri Indosat”, which offer our services through the same outlet. We have also started to implement our customer relationship management (“CRM”) initiative through the introduction of a CRM-tool for customer service workflow. To supplement our direct marketing channels, we maintain a network of independent dealers. These outlets act as branch outlets and offer a broad range of services, including product and service information, answering customer queries and bill payment services. Customers can register for, activate, and pay for all of our cellular services at these outlets.

We also use independent regional and multi-regional dealers who have their own networks throughout Indonesia to sell our wireless services, primarily to individuals. These dealers include major distributors of wireless phone handsets and tend to have their own retail networks, direct sales forces and sub-dealers in Indonesia. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations. In 2003, we began merging our cellular services marketing operations to reduce marketing costs. We are in the process of restructuring our relationships with our dealers in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced dealer loyalty.

Tariff structure and cellular services operating revenues

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires that the originators of telephone calls pay for calls. The tariffs for postpaid subscription services are established in accordance with the Mobile Cellular Tariff contained in MoC Decree No. 27/1998, and consist of activation, monthly subscription and usage charges.

The Mobile Cellular Tariff is the maximum tariff that can be charged for cellular services by Indonesian cellular operators. Pursuant to the Mobile Cellular Tariff, the maximum tariff chargeable for activation fees is Rp200,000, and the maximum monthly fee (including frequency charge) is Rp65,000. The maximum airtime charge is Rp325 per minute for non-peak hours and Rp406 per minute for peak hours. Although the MoC does not set specific tariffs levels for prepaid subscription services, it has limited the maximum amount chargeable for prepaid services to 140% of the Mobile Cellular Tariff. Prepaid tariffs are typically higher than tariffs for postpaid customers as there is no monthly subscription fee, and our prepaid airtime charges are generally at or close to the maximum rate chargeable (although we have recently lowered certain of our tariffs; see “Recent tariff reduction of Mentari Services” below).

Activation fees and monthly charges.    Activation fees represent the initial connection fees charged to new postpaid and prepaid customers when subscribing to a cellular network. Monthly charges represent fixed amounts charged only to postpaid cellular subscribers for maintaining access to the cellular network. Currently, our postpaid customers are charged a one-time activation fee of Rp75,000, a monthly subscription fee of Rp65,000 per month and an airtime tariff of Rp325 per minute for non-peak hours and Rp406 per minute during peak hours. We recognize the revenue from the service activation component of prepaid starter pack sales upon actual sale and delivery of starter packs to customers (dealers, distributors and subscribers). Sales of initial and reload vouchers are recorded as unearned revenues and recognized as revenue upon usage of available airtime or expiration of the voucher.

Airtime.    For local calls originating on the PSTN, our subscribers are charged a variable usage charge based on the location called and the time of the call. For local calls from a cellular subscriber to the PSTN, we are required to pay Telkom 50% of the prevailing tariff for local pulse per minute. For local calls from the PSTN to an Indosat cellular subscriber, Telkom collects the prevailing applicable local call tariff plus an airtime charge of between Rp325 and Rp406 per minute, which Telkom remits to us. We have similar arrangements if our subscribers make calls to or receive calls from subscribers of other domestic cellular networks. If our subscriber calls a subscriber of another domestic cellular network, we collect twice the applicable airtime tariff plus the prevailing tariff for local pulse per minute. We would then remit one half of the collected airtime tariff to the domestic cellular network operator on which the call was terminated. If a call is made to our subscriber, the other domestic cellular network operator collects the applicable fees and remits the appropriate portion thereof to us. If our subscriber calls another subscriber of ours, we keep all charges collected, which amount equals twice the applicable airtime tariff. For domestic and international long distance calls, we collect applicable long distance tariffs plus the applicable airtime tariff and recognize these amounts as airtime fees. Certain international and domestic roaming charges are also collected and recognized as airtime fees. If a postpaid subscriber makes calls when outside his home area, whether domestic or abroad, then the subscriber pays a roaming charge. Our prepaid subscribers do not pay for incoming calls from other of our subscribers and are able to roam internationally. Airtime fees also includes fees charged to other operators’ subscribers when they place calls to our subscribers. Such fees are collected by the calling party’s cellular or fixed-line network and remitted to us pursuant to interconnection agreements.

Value-added services.    The MoC does not regulate the tariffs for SMS or other value-added services. Currently, we charge usage fees for SMS usage at Rp300 per message for postpaid subscribers and Rp350 per message for prepaid subscribers. We have increased our SMS charges since the inception of the service; the most recent increase was effected in January 2002. SMS operates on a “sender keep all” basis, which means that we earn revenues whenever one of our subscribers sends an SMS, however we do not earn any revenues if a non-Indosat subscriber sends an SMS to one of our subscribers. For our GPRS, which was launched in early 2002, subscribers are charged Rp20—kilobyte of data downloaded. We receive roaming settlements from foreign telecommunications operators when their subscribers roam on our network.

Recent tariff adjustments of our cellular services.    Following the tariff increase for local fixed telephony by Telkom, we adjusted our cellular services tariff with effect from June 1, 2004 for both prepaid and postpaid cellular services. For our prepaid services, this adjustment increases the cellular services tariff for outgoing calls terminating in the local PSTN by 1.0% to 4.2%. Previously, the cellular tariff for such calls for Smart customers was Rp890 per minute and for Mentari customers was Rp816 per minute. The new cellular services tariff increases such charges to Rp900 per minute and Rp850 per minute, respectively. For our postpaid services, this adjustment increases the cellular services tariff for every outgoing call to the local PSTN by 5.5% to 6.5% and outgoing calls to other cellular operators by 3.0% to 3.7%. In addition to these cellular services tariffs increases, we also reduced our tariffs for domestic long distance services by up to 18.0% and 17.6% for prepaid and postpaid services, respectively. We expect that the tariff reduction policy will increase our subscriber base, thus helping to maintain our revenue growth and offsetting the adverse effect of such policy on our revenue stream. We intend to reduce our cellular tariff for prepaid “Smart” customers in the near future to remain competitive with the pricing of our competitors’ services.

Interconnection

We currently interconnect with the PSTN operated by Telkom at numerous locations throughout Indonesia. In order to minimize its interconnection fees, we utilize our own backbone transmission facilities whenever possible and in compliance with applicable regulations. For example, routing a long distance call from a customer in Surabaya to a caller in Jakarta through our microwave transmission lines or satellite hook-up allows us to avoid the PSTN transmission altogether.

Activation, billing and collection

Potential customers can apply for our cellular services at our sales and distribution points. Our outlets and selected primary independent dealers are able to register, verify the address of potential new subscribers and then approve and activate new subscribers. The majority of its independent dealers, however, can only receive new applications for cellular services, which are then forwarded to us for processing. A potential subscriber for its postpaid service is required to provide proof that it meets its minimum credit requirements. If a potential subscriber does not meet our postpaid requirements, its sales representative recommends our prepaid services. Once approved, postpaid service SIM cards are activated within 24 hours.

We bill our postpaid subscribers on a monthly basis through our centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber’s account as airtime is used.

Our postpaid subscribers have a variety of payment options. Subscribers may pay by cash, major credit cards, direct deposit or automatic debit through banks or participating credit card companies. Subscribers may make payments in person at any outlet or by mail. Subscribers may also pay through BNI, Bank Mandiri or BCA ATMs or over the counter at BNI, Bank Mandiri or post office branches. We do not provide payment and collection services through its network of independent dealers. Payments are due 23 days after the account statement date. Thirty days after the statement date, we send a letter to subscribers who have not paid their balance and blocks their ability to make outgoing calls. For subscribers who remain unpaid 45 days after the statement date, we block the subscribers’ ability to make or receive calls. We permanently disconnect service, cancel the subscriber’s SIM card and make 100% provisions for accounts that are more than 60 days past due.

We have taken a number of steps to prevent subscriber fraud and to minimize losses. We deliver prepaid vouchers to our independent dealers only on cash on delivery basis, and we do not collect payments for our services from cellular subscribers through our independent dealers. In addition, we require, in certain instances, refundable deposits from subscribers depending on usage levels and we review accounts of our high usage customers at regular intervals to ensure that the deposit levels continue to be adequate.

Competition

The cellular service business in Indonesia has become increasingly competitive over the past five years. Competition in the cellular communications industry is based principally on network coverage and technical quality, price, the availability of data services and special features, quality and responsiveness of customer service. Based on our estimates made using available market data, the three major providers of cellular services in Indonesia, Indosat, Telkomsel (which is majority-owned by Telkom) and Excelcomindo, provide approximately 99.9% of Indonesia’s cellular telecommunications services.

In early 2004, a new cellular operator named Mobile8 entered the market. Mobile8 uses CDMA 2000.1x and EVDO technology. Developed from previous AMPS operations including Telesera, Mobisel and Metrosel, Mobile8 has received a nationwide license to provide cellular telecommunications services. Bimantara is Mobile8’s major shareholder.

In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000.1x service in the Jakarta area. Telkom offers this service as fixed wireless service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the MoC issued Ministerial Decree No. 35/2004 stating that the service area of the fixed wireless network shall be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless service is therefore prohibited from extending its roaming services to other area codes. Depending on the regulatory framework for other wireless services, we may decide to increase our investment in fixed wireless networks and services, either through increased capital expenditures, reallocation of our existing planned expenditures, through revenue-sharing schemes or a combination of the foregoing. See “Item 3: Key Information—Risk Factors—Risks related to our cellular business—Our existing and potential cellular customers may find fixed wireless services competitive in price and comparable in service with our cellular services, which may have a material adverse effect on our cellular business.” On May 29, 2004, we launched our fixed wireless service, named “StarOne,” in Surabaya and the surrounding area in Eastern Java. StarOne uses CDMA 2001X technology with limited mobility within one area code or city code.

We believe that barriers to entry are currently comparatively high due to limited availability of frequency, a capital intensive operating environment and the established market presence of the three incumbents. Nevertheless, we are anticipating increased competition within the Indonesian cellular industry generally. In response to this, we intend to dedicate future capital expenditure to our wireless business to increase network capacity and service quality and to provide various value-added services.

International call services

Through our “001” and “008” IDD services, we currently handle substantially all of the traditional IDD business in Indonesia. However, the duopoly regime in the IDD business ended on May 13, 2004 with the licensing of Telkom to operate IDD services. See “—Regulation.” For the year ended December 31, 2003, IDD services contributed Rp1,807.7 billion, or 22.0%, of our total consolidated operating revenues.

Any “001” or “008” call dialed in Indonesia is routed through one of our six international gateways. From these gateways, international calls are transferred via satellite or submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications carriers. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular networks, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements.

Services

We provide a variety of international voice telecommunications services and both international switched and non-switched telecommunications services. Switched services require interconnection with either the PSTN or another mobile cellular operator’s facilities; non-switched services can be completed through Indosat’s and Satelindo’s own transmission facilities without the need for interconnection.

In addition to these IDD and value-added services, we commenced offering international VoIP services in 2002, under the brand names “Global Save” and “Yelo.” Fixed line and cellular subscribers throughout Indonesia are able to access our VoIP service for international calls by dialing separate access codes.

The following table sets forth certain operating data for our international call services and includes operating data for the periods indicated:

	For the year ended December 31,
	2000		2001		2002		2003
	minutes	% change	minutes	% change	minutes	% change	minutes	% change
	(in thousands, except percentages)
Incoming paid minutes	424,337	(0.03)%	365,844	(13.78)%	429,356	17.36%	622,381	45.00%
Outgoing paid minutes	314,178	(2.46)%	316,246	0.66%	289,323	(8.51)%	233,166	(19.40)%
Incoming and outgoing paid minutes	738,515	(1.08)%	682,090	(7.64)%	718,679	5.36%	855,597	19.00%
Incoming to outgoing ratio	1.35	—	1.16	—	1.48	—	2.67	—

The table above illustrates two significant trends in international outgoing and incoming calls. During 2002 and 2003, our combined international outgoing calls measured by paid minutes decreased by 8.5% and 19.4%, respectively, compared to the previous year, while incoming calls increased significantly by 17.4% and 45.0%, respectively, over the same periods. Combined outgoing and incoming calls, also measured by paid minutes, increased 5.4% and 19.0% during 2002 and 2003, respectively. Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long distance services. The cost structure for providers of VoIP services is lower than for traditional fixed line operators and, as such, VoIP services are customarily offered at significant cost savings compared to traditional international long distance services. We believe that increased competition from VoIP operators, some of which are unlicensed, contributed to declining IDD call volume in past periods and will continue to do so in the future as more VoIP operators enter the market and as VoIP call quality improves.

Customers and marketing

In 2003, our top 500 customers, located primarily in the greater Jakarta area, accounted for approximately 16.1% of outgoing IDD calls by revenues billed. During such period, approximately 32.2% of our outgoing call minutes originated in the greater Jakarta area, followed by Surabaya in East Java with 3.5%, Batam (near Singapore) with 2.9% and Denpasar in Bali with 2.3%. No single customer accounts for more than 1% of our revenue for IDD services.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engaged consultants to perform broader research on customer behavior and needs.

We have undertaken a variety of marketing initiatives to improve our service to international call customers. Our marketing strategy focuses on: (i) protecting and increasing penetration in existing markets; (ii) creating new markets; (iii) adding value and improving customer relations in each of its markets; and (iv) new product development. Indosat has traditionally maintained an aggressive nationwide advertising campaign, using television, newspapers, magazines, websites and radio to promote its general corporate image and to increase brand awareness among business and retail customers. We regularly participate in domestic and international trade exhibitions. We also have established regional sales offices in Bali, Surabaya, Bandung, Semarang, Balikpapan, Ujung Pandang, Padang, Bandar Lampung, Pekanbaru and Palembang.

We employ a specialized sales force, including a sales group, which focuses on our largest 500 customers, including hotels, large corporate customers and government offices and embassies. We also conduct broader-based marketing programs, such as telemarketing and direct-mail campaigns and have implemented a customer loyalty program, which provides incentives to regular users. In addition, we seek to broaden our customer base by conducting joint promotions with other international telecommunications companies to promote our services. We strive to deliver high-quality services that maximize customer satisfaction. In 2002, we began implementation of our customer service improvement program across all consolidated business units.

To consolidate the marketing channels for our business units, we are implementing integrated walk-in centers, named “Galeri Indosat”, which offer our services through one outlet. We have introduced new services such Indosat Phone & Global Save and have updated our technology to provide comprehensive and integrated telecommunication solutions, such as data and voice communication technology, video conferencing and network services. Our sales team also conducts service quality monitoring to further our customer retention efforts.

Tariff structure and international call services revenues

Rates.    The following discussion relates to the provision of basic switched international telephone services. We do not directly control the rates charged to end users of basic international call services. The rates for such services are established by the ministry responsible (currently the MoC) for telecommunications for calls originating and billed in Indonesia. The rates for outgoing calls are set by reference to six geographical zones and, depending on the destination, range from Rp4,900 to Rp10,700 per minute.

The amounts payable to us by international calls carriers for incoming telephone calls are determined by accounting rates negotiated between us and such international carriers, subject to certain guidelines from the MoC. In setting our tariff structure, the MoC considers: (i) our financial and operating objectives; (ii) our negotiated accounting rates with foreign telecommunications carriers; and (iii) external Governmental policies, such as its policy to expand the regional economy. We may establish the rates for non-basic services, such as store and forward facsimile and electronic data interchange, subject to filing with the MoC, which sets upper limits on such rates. See “—Regulation.”

Under the Telecommunications Law, the Government is proposing to amend its tariff policy to allow greater competition. However, the Government has not yet introduced any such amendments. See “—Regulation.” In addition, Ministerial Decree No. KM 23/2002 provides that VoIP service providers may determine their own collection charges, and each service provider must negotiate with the applicable network provider for interconnection charges. However, pursuant to Ministerial Decree No. KM 31/2004, which amends Ministerial Decree No. KM 23/2002, the interconnection charge calculation must be based on the regulation and settlement shall be effected by the Telecommunication Traffic Clearing System, which has not yet begun operation. Consequently, Indosat has entered into an agreement with Telkom as its network provider for VoIP interconnection.

Our international calls revenue has two primary sources: the domestic operators (primarily Telkom) and foreign telecommunications carriers. With certain limited exceptions, we do not receive any payments directly from the end users of our public international call services. For 2003, approximately 55.2% of international calls revenue was derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, approximately 13.5% of such revenue was derived from amounts paid or payable by cellular operators and approximately 30.8% of such revenue was derived from net settlements with foreign telecommunications carriers in respect of incoming and outgoing calls. The remaining 0.5% of international calls revenue was derived from direct billing for specific services, such as calling card and store and forward fax services. The corresponding figures for 2002 were approximately 68.6%, 14.4%, 16.1% and 0.9%.

The provision of international call services between two countries is normally established between telecommunications carriers on a bilateral basis. As of December 31, 2003, we maintained operating arrangements, governing the accounting rates between the parties, with more than 71 foreign telecommunications carriers to serve incoming and outgoing calls to and from approximately 262 countries. The accounting rates set the terms of payment by us to the foreign telecommunications carriers for use of their facilities in connecting international calls billed in Indonesia and by the foreign telecommunications carriers to us for use of our facilities (and the local Indonesian networks) in connecting international calls billed abroad.

The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the accounting rate negotiated with each foreign telecommunications carrier, we make payments to the carrier for outgoing traffic billed in Indonesia, and we receive payments from such carrier for inbound traffic billed outside Indonesia. Settlements among carriers are normally made quarterly on a net basis. Our largest correspondent carriers are those located in Singapore, the United States, Japan and Hong Kong.

Interconnection with Domestic Networks.    Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international calls must terminate on one of the domestic networks: fixed line (operated by Telkom), fixed wireless (operated by Telkom and PT Bakrie Telecommunications and mobile cellular (three national GSM operators and four regional analog operators). The Government has set an interconnection tariff for international calls which traverse the domestic fixed line and fixed wireless networks. We have separate interconnection agreements with those operators that interconnect directly with our international gateways.

The tariff on interconnection rates as regulated by the MoC for international calls which traverse Telkom’s network is: (i) an access charge of Rp850 per successful incoming and outgoing call; and (ii) a usage charge of Rp550 per paid minute of successful incoming and outgoing call. The MoC has stated that Indosat is exempt from paying the universal service obligation (“USO”) for a period of ten years, commencing January 1, 1995, and has indicated to Indosat that its interconnection tariff payment obligations will not exceed 25% of its net international revenues. Based on the current tariff structure, we anticipate that the tariff will not exceed 25% of our international revenues. However, this arrangement will change starting January 1, 2005 as stipulated in the Ministerial Decree No. KM32/2004. See “—Regulation—Interconnection Arrangements.”

Customer billing

With respect to international calls which are initiated on the domestic networks, Telkom and the relevant domestic operators maintain control over the billing and collection process, retaining the appropriate interconnection charges owed to them from the amounts collected and remitting the balance in Rupiah to us (without interest) within not less than 25 days of collection from the customer in Indonesia. The collection cycle for most of the domestic operators is approximately 15 days. We are responsible for generating and delivering the billing information to the domestic operators. This information is generally delivered within one day of the end of the prior 30-day period and billed by the domestic operators approximately five days after receipt from us, resulting in a collection cycle of approximately 55 to 85 days. For purposes of financial reporting, we recognize income on a monthly basis based upon our own traffic records. We have similar arrangements with the other domestic cellular network operators.

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

Competition

We are no longer the only authorized provider of traditional IDD (non-VoIP) call services in Indonesia. On May 13, 2004, the MoC granted Telkom an operational license to provide IDD services, including the right to use the IDD access code “007” to enter the international calls market.

Indonesian regulations require equal access to all domestic telecommunications facilities for all operators. Accordingly, we have equal access to Telkom’s domestic facilities. Current regulations assure equal access for IDD customers to all competitors on a per-call selection by means of dedicated access code. The presence of Telkom’s “007” IDD access code will increase competition to our IDD business.

Starting from 2001, the traditional IDD market became more competitive, with VoIP technology and new entrants entering the market for both incoming and outgoing IDD traffic. We anticipate that the Indonesian VoIP market will continue to grow, accounting for more than 20% of call volume in year 2003, as new providers enter the market and as technology and call quality improves. We started to enter the VoIP market in the latter part of 2002. Our VoIP business increased significantly during 2003, for which we recorded 10.4 million minutes of VoIP during 2003, due to the acquisition of the “Yelo” brand from legacy Satelindo, the addition of several new value-added services through “Globalsave” and the introduction of “VoIP 016” by the legacy IM3.

MIDI services

Recognizing the significant growth potential of data and other network services—including Internet-based services—and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. In 2003, MIDI services contributed Rp1,228.3 billion, or 14.9%, of our total operating revenues.

Services

World Link, Direct Link and digital data network. World Link is an international leased line service, which provides high-speed, high-quality digital data circuits on a point-to-point basis, and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps. Most of our World Link customers are multinational corporations and Internet access providers who require dedicated high-speed international data links. VSAT connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. Direct Link and digital data network are services, which are offered by Indosat and Lintasarta to corporate customers. In total, World Link, Direct Link and digital data network contributed Rp392.2 billion, or 31.9%, of our consolidated MIDI revenues in 2003.

Frame relay.    We provide frame relay services, a high-speed leased packet technology, primarily through Lintasarta, providing customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. Framed messages enable data transmissions to travel at high speed from a simple single connection to reach multiple domestic or international destinations. Frame relay services can be tailored to the requirements of individual sites in order to meet user demand for a dedicated line by terrestrial or satellite services (VSAT frame relay). As of December 31, 2003, Lintasarta’s frame relay services were available in 40 major cities in Indonesia and over 225 countries worldwide in co-operation with

Equant. We received revenues of Rp304.3 billion from this service in 2003, or 24.8%, of our consolidated MIDI revenues in 2003.

Satellite services.    We lease transponder capacity on our Palapa-C2 satellite, in orbit over the Asia-Pacific region, to broadcasters and telecommunications operators. Indonesia has a large television market in which a number of privately-owned domestic broadcasters and international programmers already compete with the state-owned broadcaster. Many of these domestic and international broadcasters lease capacity on our satellite. We have entered into lease arrangements governing transponders on the Palapa C-2 satellite that vary in duration, but generally terminate within two to five years of the effective date of the lease. The transponder leases may be terminated for breach of the lease agreement and, in addition, most of the leases provide that the lessee may terminate the lease with notice (generally six to 12 months) subject to the lessee paying a termination fee equal to a percentage of the lease payments that would have been due had the lease not been terminated.

We also provide a variety of other supplementary services, including occasional use for TV services, telecast services, telemetry, tracking & control services, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services (our digital “Bouquet” & “PalapaNet” services). Pressure on pricing is expected to ease as a consequence of this improved demand. In 2003, satellite services contributed approximately Rp145.7 billion, or 11.9%, towards our total MIDI operating revenues.

Internet services.    We provide Internet services through IMM and Lintasarta. IMM provides dedicated and dial-up services, and as of December 31, 2003, it had an Internet subscriber base of approximately 32,000 subscribers, which we estimate has gained more than 14.0% and 27.0% of the Indonesian Internet dial-up and dedicated markets, respectively. In anticipation of higher competition in Internet businesses, IMM has developed a strategy to expand its business through developing an IP backbone through potential growth areas, establishing customer care centers, developing its network through joint investment schemes and improving its business processes. Lintasarta offers its subscribers “IdOLA”, an Internet Service Provider (“ISP”) designed for global communications. With IdOLA, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use IdOLA for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. For the year ended December 31, 2003, we derived Rp188.1 billion, or 15.3%, of our total MIDI revenues, from Internet services.

VSAT Net/IP and VSAT Link.    Lintasarta’s VSAT Net/IP and VSAT Link services are satellite-based data networking systems. VSAT Net/IP connects and controls data traffic among remote locations, allowing for quick development of data for network customers with low-to-medium traffic in such sectors as financial services, transportation, trading and distribution. VSAT Link provides point-to-point digital transmission for remote locations by businesses with medium-to-heavy traffic such as manufacturing, mining, and financial services industries.

Customers and marketing

Lintasarta’s and our marketing activities for MIDI services include group presentations, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. Each subsidiary seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings with customers. Lintasarta focuses on expanding its market share in industry segments outside its core competencies in banking and finance, in light of the anticipated consolidation and restructuring of those industries in Indonesia. In addition, Lintasarta has increasingly focused its sales and marketing efforts on small to medium size enterprises (“SMEs”) by repackaging its products and services for their specialized needs, especially in connection with the development of the Internet as a mechanism for e-commerce. Lintasarta is exploring the expansion of the existing geographic coverage of its products and services to address the increasing demand for telecommunications infrastructure in outlying regions as a result of Indonesian political developments, including increased regional autonomy.

Lintasarta supports its subscribers through local area staff, 24-hour help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its frame relay, digital data network and VSAT services. In January 2002, we obtained ISO 9001 certification for our satellite services, evidencing our commitment to customer satisfaction and continual service quality improvement.

Tariff structure and MIDI services operating revenues

Customers of our various MIDI services are charged based on the type of product and service, their industry sector, geographic location and the length of contract for the services (which generally range from one to three years). Service charges generally include the following components: initial installation; monthly service charges (based on location and access speed); transactional charges (based on the volume, duration and/or distance traveled for network traffic); and other charges for services such as consultancy or project management.

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand of services in the areas covered by the Palapa-C2 satellite. Our offshore leases average US$1.5 million per annum for a full transponder. Certain offshore leases are also subject to annual escalation factors that range from 2.5% to 10.0%. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely-used currencies. The MoC regulates the fees that can be charged in connection with leasing space on satellite transponders to domestic customers. Pursuant to MTPT Decree No. 25/1996, the maximum annual lease rates for C-band transponders are set at US$1.7 million; for occasional use, the fees are between US$8 to US$19 per minute, depending on the time of use.

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

Companies in the satellite business compete primarily on coverage power, product offerings and cost. Generally, the cost of service depends upon the combination of power and coverage. In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Our satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. We face competition from foreign and domestic service providers in each of these areas. In leasing our transponders on the Palapa-C2 satellite, we compete most closely in Indonesia with PT Pasifik Satelit Nusantara (“PSN”) and Telkom. PSN also owns transponders on the Mabuhay Philippines Satellite, which is used primarily for television broadcast services. Telkom currently operates its own satellites (Telkom and Palapa B4) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite up linking and down linking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-1, AsiaSat-2, AsiaSat-4, AsiaSat-35, Apstar-1, Apstar-2R, ThaiCom 3, PanAmSat-4 and PanAmSat-7. APT Satellite, which operates the Apstar satellites, and Shin Satellite PCL, which operates the ThaiCom satellites, also competes directly with us in the Asian regional market.

Other services

We also provide international telex and telegram services, global mobile services using the Inmarsat Mini M system, sales of software and hardware and other educational services. In 2003, we received revenues of Rp3.8 billion, Rp17.9 billion, Rp47.9 billion and Rp5.0 billion from these services, respectively.

Furthermore, we have been granted a license to establish a fixed-line network. This roll-out was initially limited to Jakarta and Surabaya, which began from August 2002. However, pursuant to the MoC’s Ministerial Decree No. 130, dated April 17, 2003, we may now establish a fixed-line network nationwide. Our fixed-line license specifically gives us the right to establish a fixed-line network on a circuit and packet-switched basis.

On May 29, 2004, we launched our fixed wireless service, named “StarOne,” in Surabaya and its surrounding area in Eastern Java. StarOne is a wireless voice and data communications service that uses CDMA 2000.1X technology with limited mobility within one area or city code. Our StarOne users will be able to use basic voice services, SMS, and to access the Internet. We currently offer customers prepaid and postpaid payment options with various top-up voucher bundles.

In connection with the license to establish a fixed-line network, we are required to meet certain Government requirements regarding fixed-line deployment totaling approximately 700,000 lines. We intend to deploy CDMA 2000,1X technology to satisfy such directives. We currently intend to roll out part of this fixed-line network in greater Jakarta area and East Java with internal financing and the rest with a revenue-sharing partnership structure.

Facilities and infrastructure

The discussion below relates to our IDD network, cellular network and other communications facilities and infrastructure including that of Indosat and our significant operating subsidiaries.

Cellular networks

We hold a telecommunications services provider license, which allows us to provide cellular services in Indonesia nationwide for an indefinite period. The network infrastructure of these subsidiaries is substantially similar.

The principal components of our cellular networks are:

•	base stations: base transceiver stations consisting of a transmitter and receiver and serving as a bridge between mobile users in one cell and the mobile switching center;

•	base station controllers: devices that connect to and control the base station within each cell site;

•	mobile switching centers: centers that control the base station controllers and the routing of telephone calls; and

•	transmission lines: lines that link the mobile switching centers, base station controllers, base stations and the PSTN.

Our cellular network currently operates using 10 MHz of radio frequency bandwidth in the GSM 900 spectrum and 20 MHz of frequency bandwidth in the GSM 1800 spectrum band. The following table sets forth selected information regarding our cellular network as of the periods indicated:

As of December 31,	2000	2001	2002	2003
Base stations	1,357	1,995	2,736	3,668
Base station controllers	119	124	146	141
Mobile switching centers	19	23	25	29

We purchase our cellular telecommunications equipment primarily from Alcatel, Siemens and Ericsson and recently, Nokia. Our network is an integrated system employing switching equipment, cell site equipment and a transmission network of point-to-point microwave radio. Most of our cell sites and radio base stations are located in or on buildings or on vacant lots, which we own, or for which leases have been individually negotiated by us for terms typically varying from five to 20 years.

We have built an extensive microwave transmission network throughout the greater Jakarta region, which connects to Cirebon (West Java), Semarang and Yogyakarta (Central Java) and Surabaya (East Java). Long distance calls either originating from, or terminating within, our cellular network, are routed primarily through our microwave transmission lines, lines leased from Telkom and the Palapa-C2 satellite. We also use a fiber optic distribution network for interconnection with Telkom.

We conducted initial commercial operations for GPRS service through a vendor for the greater Jakarta region, Medan and Batam in early 2003. GPRS service is now available in most large cities on Java.

International calls network

We provide international call services and have built an international calls network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission.

International gateways.    For our international calls business, we operate through six gateways at Jakarta, Surabaya, Medan and Batam, which provide all of the connections for our services to our international calls network. The gateway-switching equipment was purchased from Lucent Technologies, Inc. and Siemens.

As of December 31, 2003, we had available bandwidth capacity of 636,288 Mbps for voice and 476,288 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80% of capacity to allow for increased usage during peak hours.

Each gateway is linked to the other gateways, which permits multiple routing options for each call and provides the system with backup capability in case of equipment failure or overcrowding at any gateway. We have placed interconnection equipment at the facilities of Telkom and certain of the cellular operators to connect our international calls network to the domestic telecommunications network.

Transmission of voice and data between gateways occurs across either satellite circuits or submarine cables. Satellite circuits are unaffected by distance and offer broadcast services making them flexible with regard to call destinations. Submarine cables, especially fiber optic digital cables, can offer less expensive high-quality services. However, cable costs increase with distance, and destinations are fixed. Satellite circuits can be degraded by atmospheric conditions, while submarine cables can suffer damage from human or natural causes. In general, we use submarine cables with cable-to-cable backup for medium distance links in Asia and satellite links backup for longer distance transmission. We use microwave and fiber optic links for connections between gateways and earth stations, as well as for the Batam gateway, which has microwave links to Singapore and Johor, Malaysia. It is our policy to maintain 100% redundancy for all of our international call links (which may require routing through a third country) in an effort to provide high-quality services to our customers.

Submarine cables.    We have ownership interests in and access to capacity in submarine cables interconnecting the Asia/Pacific region, North Africa, Europe, as well as those linking the region with North America. The table below sets forth the geographic coverage, age and allocated capacity of our cable network, as of December 31, 2003:

Submarine Cable Network	Geographic Coverage (by country)	Service Date	Allocated Capacity (Mbps)
APCN	Australia, Singapore, Japan, Malaysia, Brunei, Thailand, Philippines, Hong Kong, Taiwan, South Korea	1997	418.38
APCN-2	China, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan	2001	288.00
SEA-ME-WE 3	Australia, Singapore, Brunei, Thailand, Malaysia, India, Sri Lanka, Egypt, Pakistan, Kuwait, Saudi Arabia, Oman, Austria, Turkey, France, UK, Germany, Italy, Netherlands, Switzerland, Nordic, Greece, Spain, UAE, Belgium, Taiwan, Philippines, Hong Kong, Macao, Japan, South Korea, China	1999	359.82
SEA-ME-WE 2	Singapore, Sri Lanka, India, Djibouti, Saudi Arabia, Egypt, Turkey, Austria, France, UK, Germany, Italy, Netherlands, Switzerland	1993	165.14
TPC-5	Japan, U.S.A	1995	118.00
APCN and JS	Australia, Hong Kong, Japan, Malaysia, Philippines, Taiwan, Singapore, South Korea, Thailand, U.S.A.	1997	81.92
SEA-ME-WE 3	Singapore, Malaysia, Japan, Australia, Hong Kong, Thailand, Germany, Netherlands, France, Saudi Arabia	1999	21.95
JS and SEA-ME-WE 3	Malaysia, Japan, Italy	1999	8.00
JS and SEA-ME-WE 2	France, Germany, Taiwan	1997	4.48

Total			1,516.69

To support the operations of our gateway in Surabaya, we have operated a submarine fiber optic cable linking Jakarta and Surabaya since January 1997. This link enhances network reliability and improves the quality of our services in the Surabaya region. We operate a microwave transmission system between our Batam gateway and Singapore and Johor, Malaysia. This system has a combined capacity of 200 Mbps and 2 Mbps for voice and data, respectively.

Satellite circuits.    As of December 31, 2003, our available satellite bandwidth was 28.1 Mbps for voice and 0.96 Mbps for data circuits through earth stations at its Jakarta, Medan and Surabaya gateways. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from Palapa. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

Other communication facilities

Our Palapa-C2 communications satellite and our fiber optic links to major commercial centers in the Jakarta area are used in the provision of our MIDI services.

Palapa-C2 satellite

Communications satellites are of varying use depending on such features as their footprint, or coverage areas; transponder power (typically stated in dBW); and transponder bandwidth. Transponder bandwidth, expressed in terms of megahertz (MHz), varies between C-band and Ku-band transponders. C-band is used worldwide for satellite communications to transmit signals with minimum interference from atmospheric C-band transponders operate at a frequency of 4-6 GHz. They can provide very broad coverage over most of the Asian continent, making them very popular for applications such as television broadcasting. Ku-band transponders operate at a frequency of approximately 11-14 GHz. While Ku-band frequencies are more prone to moisture and rain interference than C-band frequencies, they are more suitable for small antenna applications. Ku-band is generally used for the same purposes as C-band, as well as for satellite news-gathering (truck-mounted antennas) and some VSAT applications. Ku-band is especially prevalent in areas with dense ground-based microwave systems. To compensate for loss of signal strength caused by water and rain interference, Ku-band transmitters are generally higher-power than C-band transmitters and the footprints are smaller.

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

Satellites of the same class as Palapa-C2 typically have an average life of 14 years. The Palapa-C2 satellite is expected to remain operational until January 2011. The manufacturer of the satellite has provided a warranty on the electrical components of the satellite until June 2008. We also carry insurance on the satellite; however, because Palapa-C2 satellite has been identified as being prone to SCP failure, our satellite insurance does not cover satellite malfunction caused by failure of the SCP. See “Item 3: Key Information—Risks Factors—Risks related to our MIDI business—Our satellite has a limited life and the risk exists that our Palapa-C2 satellite will be damaged or completely destroyed during operation. The loss or reduced performance of our satellite may adversely affect our financial condition, results of operations and ability to provide certain services.”

We have fiber optic links to 32 major commercial buildings in the Jakarta area. These links are primarily used to deliver Internet and other MIDI services to corporate customers.

Subsidiaries and associated companies

Our major subsidiary is Lintasarta. We own effective interests of 69.46% of Lintasarta. For the year ended December 31, 2003, Lintasarta recorded revenues of Rp560.8 billion. The net income for Lintasarta for the same period was Rp69.9 billion.

On January 20, 2004, we sold our 30.55% ownership interest in MGTI, a joint-venture company established to take part in a KSO project with Telkom in the Central Java region. For the year ended December 31, 2003, MGTI reported revenues of Rp392.7 billion and a net income of Rp221.4 billion. A complete list of our subsidiaries and investees, and ownership percentage of each entity, as of December 31, 2003, is contained in note 9 to our audited consolidated financial statements included herein.

Employees

As of December 31, 2003, we employed 4,124 permanent employees, including 661 managerial-level employees (employees with the rank of manager or higher) and 3,463 non-managerial employees, compared to 218 managerial and 2,155 non-managerial employees, respectively, at December 31, 2002, and 218 managerial and 2,155 non-managerial employees, respectively, at December 31, 2001. Our turnover rate for employees during 2003 was less than 3.47% per annum. As a result, as of December 31, 2003, employees have worked for us for an average of 8.9 years of service.

As of December 31, 2003, on a consolidated basis, the Indosat group employed approximately 6,330 employees, 1,440 of which were non-permanent employees. As of December 31, 2003 and including such seconded employees, our subsidiaries employed approximately 766 employees, respectively.

We provide numerous benefits to our employees, including a pension plan, medical benefits, income tax allowances and access to a cooperative established by the employees. While there are no restrictions on hiring, like all Indonesian companies, we are required to obtain the Ministry of Manpower’s approval to lay-off ten or more employees during any one-month period.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat (“SPI”). On February 16, 2001, our management and SPI signed the Collective Labor Agreement or Perjanjian Kerja Bersama (“PKB”). This agreement covers terms of employment, including working relations, working hours, payroll, employee development and competency, occupational safety and heath, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes. SPI is active and critical to our human relations policies. Currently, our management and representatives of the SPI are in the final process of negotiating to amend the Collective Labor Agreement, which expired on February 10, 2003. As a result of the merger of Satelindo into Indosat, Satelindo’s labor union, Serikat Pekerja Satelindo was transferred as a matter of law from Satelindo to us.

Our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by Jiwasraya, a state-owned insurance company. In September 2000, we insured 1,683 permanent employees with a fully-funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. Under Indonesian GAAP and U.S. GAAP, our pension liabilities are deemed to be fully-funded. See Notes 2q, 28 and 42c to our audited consolidated financial statements contained elsewhere herein.

Our employees have also established a cooperative, Koperasi Pegawai Indosat (“Kopindosat”). Kopindosat provides various benefits, such as housing, transportation, consumer loans, principally to our employees, and car, house and equipment rental, principally to us. The management of Kopindosat is elected by our employees every three years at an annual members’ meeting. Kopindosat and certain of its subsidiaries are under the supervision of our management. Kopindosat has a minority stake in some of our affiliates. We have also temporarily seconded several of its employees to support Kopindosat and its subsidiaries in conducting their business, as well as to provide job training for those employees.

Our employees have also established an employee welfare foundation, Yayasan Kesejahteraan Karyawan Indosat (“Yakindosat”). Yakindosat was created to provide a fund to improve the welfare of our employees. Management personnel of Yakindosat are appointed by our management. Yakindosat and some of its subsidiaries are managed by and are under supervision of our management. Yakindosat has investments in some of our affiliates. We have also temporarily seconded several of our employees to support Yakindosat’s subsidiaries in conducting their business.

Insurance

We carry insurance on our respective property and equipment (except submarine cables and land rights) for US$2.1 billion and Rp8,846.9 billion, as of December 31, 2003. During 2003, we have not had any insurance against consequential loss of the insured property. We do not maintain business interruption insurance. We generally do not anticipate having any difficulty in renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 satellite on terms and conditions in line with industry practice. The amount insured under the policy equals US$150 million, and coverage under the policy extends through January 31, 2005. Because Palapa-C2 is of a class of satellite, which has been identified as prone to satellite control processor failure, our satellite insurance does not cover satellite malfunction caused by failures of this kind.

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

Our most important properties are located in Jakarta (international gateways and head office), Ancol (cable station and switching center), Daan Mogot, Jatiluhur (satellite earth station complex), Medan (international gateway), Pantai Cermin (earth station and cable station), Batam (international gateway and earth station), Surabaya (international gateway) and Banyu Urip-Gresik (earth station and cable station). Except for Satelindo’s headquarters in Daan Mogot that we lease from Telkom, we hold registered landrights to most of our properties, the initial periods of which range from approximately 20 to 30 years. We expect that our landrights will be renewed at nominal costs for the foreseeable future. None of our properties is mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110 Indonesia Phone: 62-21-30003001

Jakarta:	Wisma Antara Jl. Medan Merdeka Selatan No. 17 Jakarta 10110 Indonesia Phone: 62-21-30007001	Jl. Daan Mogot Km. 11 Jakarta 11710 Indonesia Phone: 62-21-5451745

East Regional Division:	Jl. Kayoon No. 72 Surabaya 60271 Indonesia Phone: 62-31-5455001

West Regional Division:	Jl. Perintis Kemerdekaan No. 39 Medan 20236 Indonesia Phone: 62-61-4587001

Principal Indebtedness

As of December 31, 2003, we had long-term indebtedness totaling US$115.0 million and Rp2,135.9 billion and bonds payable totaling US$300.0 million (excluding unamortized bonds issuance cost amounting to Rp27.8 billion) and Rp4,757.1 billion. During the first quarter of 2004, we repaid long-term indebtedness in the amount of US$115.0 million and Rp82.5 billion with proceeds of our recent borrowings. The following discussion describes our primary long-term indebtedness and bonds payable as of December 31, 2003. In addition to the description below, see also notes 17 and 18 to our consolidated financial statements attached hereto.

Indosat

As of December 31, 2003, Indosat had long-term indebtedness denominated in U.S. dollars totaling US$115.0 million, long-term indebtedness represented by the syndicated term loan amounting to Rp2,045.3 billion and bonds payable with outstanding principal in the amount of US$300.0 million (excluding unamortized bonds issuance cost amounting to Rp27.8 billion) and Rp4,720.6 billion. The following table sets forth our indebtedness as of December 31, 2003:

As of December 31, 2003
(Rp. in billions, US$ in millions)
BNI Loan:
Amount outstanding	US$75.0
Interest rate	LIBOR plus 6.15%
Repayment/Maturity	August 2005—August 2007(1)

BCA Loan:
Amount outstanding	US$40.0
Interest rate	BCA three-month deposit rate plus 5.9%
Repayment/Maturity	Quarterly installments of US$3.3 between
March 2005 and December 2007

First Indosat Bonds:
Amount outstanding	Series A bonds: Rp827.2
Series B bonds: Rp172.8
Interest rate	Series A bonds: 18.5%
Series B bonds: fixed and floating(2)
Repayment/Maturity	Series A and Series B bonds: April 2006

Second Indosat Bonds:
Amount outstanding	Series A bonds: Rp775.0
Series B bonds: Rp200.0
Series C bonds: Rp100.0
Interest rate	Series A bonds: 15.75%(7)
Series B bonds: 16.0%(7)
Series C: fixed and floating(3) (7)
Repayment/Maturity	Series A and Series C bonds:
November 2007
Series B bonds: November 2032(4)

Indosat Syari’ah Bonds:
Amount outstanding	Rp175.0
Interest rate	Revenue sharing mechanism(5)(8)
Repayment/Maturity	November 2007

Third Indosat Bonds:
Amount outstanding	Series A bonds: Rp1,860.0
Series B bonds: Rp640.0
Interest rate	Series A bonds: 12.50%
Series B bonds: 12.875%
Repayment/Maturity	Series A bonds: October 2008
Series B bonds: October 2010

Guaranteed Notes Due 2010:
Amount outstanding	US$300.0
Interest rate	7.75%
Repayment/Maturity	November 2010

Ex-IM3 Syndicated Loan:
Amount outstanding	Rp80.0
Interest rate	Prime rate of syndicated banks(9)
Repayment/Maturity	August 2007

Syndicated Loan:
Amount outstanding	Tranche B: Rp200.0 Tranche C: Rp1,800.0
Interest rate	Reference Rate plus Margin Rate(10)
Repayment/Maturity	Tranche B: Semi-annual installments of Rp22.22 between December 2004 and December 2008
Tranche C: Semi-annual installments of Rp135.0 between December 2004 and June 2006; Rp180.0 in December 2008 and Rp270.0 between June 2007 and December 2008

(1)	Equal quarterly installments are due from August 2005 to August 2007.
(2)	The Series B bonds bear interest at the fixed rate of 18.5% until April 2002 and thereafter floating rate interest based on the average of three-month time deposits for Bank Mandiri, BCA, BNI and PT Bank Danamon Indonesia Tbk (“Bank Danamon”) plus 2.25%, with a ceiling of 21.0% per annum and a floor of 16.0% per annum.
(3)	The Series C bonds bear interest at 15.625% until November 2003; thereafter, such bonds bear floating rate interest at the three-month rate for certificates of Bank Indonesia plus 1.625%, with a ceiling of 18.5% per annum and a floor of 15.0% per annum.
(4)	The Series B bonds may be redeemed prior to maturity by Indosat at 101% of face amount on the 5th, 10th, 15th, 20th and 25th anniversary of issuance, or by the bondholders at 100% of face amount at any time if the rating of such bonds falls to id AA— or lower, or on the 15th, 20th and 25th anniversary of issuance.
(5)	The revenue sharing mechanism is calculated by adding the following percentages of satellite and IMM’s Internet revenues for the periods indicated: 6.91% and 10.75% in 2003; 9.34% and 9.02% in 2004; 9.34% and 7.69% in 2005; 9.34% and 6.56% in 2006; and 9.34% and 5.5% in 2007, respectively.
(6)	Pursuant to Addendum II Trustee Deed No. 9 dated October 1, 2003, the interest rate for the interest payment that was due on October 12, 2003 was amended, on a one-time basis, as follows: (i) Series A from 18.5% per annum to 19.5% per annum; and (ii) Series B from a minimum of 16.0% per annum to 17.0% per annum.
(7)	Pursuant to Addendum III Trustee Deed No. 10 dated October 1, 2003, the interest rate for the interest payment that was due on November 6, 2003 was amended, on a one-time basis, as follows: (i) Series A from 15.75% per annum to 16.75% per annum; (ii) Series B from 16.0% per annum to 17.0% per annum; (iii) Series C from 15.625% per annum to 16.625% per annum.
(8)	Pursuant to Addendum III Trustee Deed No. 8 dated October 1, 2003, the profit-sharing payment that was due on November 5, 2003 was amended, on a one-time basis, from 16.32% to 17.32%.
(9)	Prime rate of Bank Mandiri Syari’ah and BNI.
(10)	“Reference Rate” refers to (i) the 3-month SBI interest rate for Tranche A; and (ii) the 3-month deposit interest rate for Bank Mandiri, BCA and BNI for Tranches B and C. “Margin Rate” refers to the additional interest rate applied.

First Indosat Bonds

On April 12, 2001, we issued our First Indosat Bonds with Fixed and Floating Rates (“First Indosat Bonds”) in two tranches, Series A and Series B, with BRI acting as trustee. The First Indosat Bonds were issued at a total face value of Rp1,000 billion and will mature on April 12, 2006.

The Series A bonds, which have a total face value of Rp827.2 billion, bear a fixed interest rate of 18.5% per annum. The Series B bonds, which have a total face value of Rp172.8 billion, bear a fixed interest rate of 18.5% per annum for the first year, and thereafter, a floating rate of interest calculated by the average for five working days of the three-month Rupiah time deposit interest rate at Bank Mandiri, BCA, BNI and Bank Danamon, plus 2.25% per annum. The floating interest rate is subject to a maximum rate of 21% per annum and a minimum rate of 16% per annum. Interest payments are made on a quarterly basis.

The First Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with Indosat’s other unsecured debt. We agreed to certain covenants in connection with the issuance of the First Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•	a ratio of total debt plus procurement payables to EBITDA less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each quarterly consolidated financial report, for the year ended December 31, 2003 of at least 2.25 to 1 and for the years ended December 31, 2004 and 2005 of at least 2.5 to 1.

For the purpose of the First, Second, Syari’ah and Third Indosat Bonds, EBITDA is defined as net income plus interest expense, tax expense, depreciation and amortization expense.

Second Indosat Bonds

On November 6, 2002, we issued our Second Indosat Bonds with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI acting as trustee. The Second Indosat Bonds have a total face value of Rp1,075.0 billion. The bonds consist of three series:

•	The Series A bonds, with an original face value of Rp775 billion, bear interest at a fixed rate of 15.75% per annum for five years beginning February 6, 2003. The Series A bonds mature on November 6, 2007.

•	The Series B bonds, with an original face value of Rp200 billion, bear interest at a fixed rate of 16% per annum for 30 years beginning February 6, 2003. Indosat has a right to redeem the Series B bonds, in whole but not in part, at each of the 5th, 10th, 15th, 20th and 25th anniversaries of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds have a put right that allows such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds is reduced to AA—or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the Series B bonds. The Series B bonds mature on November 6, 2032.

•	The Series C bonds, with an original face value of Rp100 billion, bear interest at a fixed rate at 15.625% per annum for the first year starting February 6, 2003 and a floating interest rate for the succeeding years until November 6, 2007. The floating interest rate is determined using the last interest rate for three-month certificate deposits at Bank Indonesia plus 1.625%. The floating interest rate is subject to a maximum rate of 18.5% per annum and a minimum rate of 15% per annum. The Series C bonds mature on November 6, 2007.

Interest on the Second Indosat Bonds is paid on a quarterly basis as follows:

Series A and C:	Starting on February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B:	Starting on February 6, 2003 and every quarter thereafter up to November 6, 2032

Buy Option: February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

Sell Option: February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027

The Second Indosat Bonds are not secured by any specific assets or guaranteed by other parties. We agreed to certain covenants in connection with the issuance of the Second Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•	a ratio of total debt plus procurement payables to EBITDA less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report;

•	a ratio of EBITDA to interest expense, as reported in each quarterly consolidated financial report for the year ended December 31, 2003 of at least 2.25 to 1, for the years ended December 31, 2004 to 2006 of 2.5 to 1 and for the year ended December 31, 2007 of at least 3.0 to 1.

Syari’ah Bonds

On November 6, 2002, we issued our Syari’ah Bonds which contain terms customary for Islamic financing principles, with BRI acting as trustee. The Syari’ah Bonds had an original face value of Rp175 billion and mature on November 6, 2007.

Holders of the Syari’ah Bonds receive revenue sharing income payable on a quarterly basis, calculated according such holder’s portion of the shared revenue, which refers to operating revenues of Indosat and IMM from satellite and Internet services. Holders of the Syari’ah Bonds are entitled to certain percentages of such operating revenues. The percentage of Indosat’s satellite operating revenues is fixed at 6.91% per annum for 2003 and rises to 9.34% per annum in 2004 and for following years while the percentage of IMM’s operating revenues from Internet services decreases annually from 10.75% per annum in the first year to 5.50% per annum in the final year.

The Syari’ah Bonds are not secured by any specific assets or guaranteed by other parties. We used the proceeds of such bonds to finance our acquisition of Satelindo. We agreed to maintain certain covenants in connection with the issuance of Indosat Syari’ah Bonds, which are similar to the covenants contained in the Second Indosat Bonds.

Third Indosat Bonds

On October 15, 2003, we issued our Third Indosat Bonds with Fixed Rate (“Third Indosat Bond”) in two tranches. The Third Indosat Bonds have a total face value of Rp2,500.0 billion. Series A will mature in October 2008 and Series B will mature in October 2010.

The Series A bonds, which have a total face value of Rp1,860.0 billion, bear a fixed interest rate at 12.50% per annum. The Series B bonds, which have a total face value of Rp640.0 billion, bear a fixed interest rate at 12.875% per annum. Interest payments on the Third Indosat Bonds are payable on a quarterly basis.

The Third Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with other unsecured debt of Indosat. The proceeds of the Third Indosat Bonds were used to repay Satelindo’s indebtedness. We agreed to certain negative covenants in connection with the issuance of the Third Indosat Bonds, including but not limited to agreements to maintain:

•	equity capital of at least Rp5,000 billion;

•	a ratio of total debt plus procurement payables to EBITDA less than 3.50 to 1;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense as reported in each quarterly consolidated financial report for the year ended December 31, 2003 of at least 2.25 to 1, for the years ended December 31, 2004 through 2006 of at least 2.5 to 1 and for the years ended December 31, 2007 through 2010 of at least 3 to 1.

Guaranteed Notes Due 2010

On November 5, 2003, our finance subsidiary, Indosat Finance Company B.V., issued US$300,000,000 7.75% Guaranteed Notes due 2010 (the “Guaranteed Notes Due 2010”). The Guaranteed Notes Due 2010 have a total face value of US$300.0 million and mature on November 5, 2010. The Guaranteed Notes Due 2010 bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. The Guaranteed Notes Due 2010 are redeemable at the option of Indosat Finance Company B.V. in whole or in part at any time on or after November 5, 2008 at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. We have guaranteed the payment obligations in connection with the Guaranteed Notes Due 2010.

We received the proceeds of the Guaranteed Notes Due 2010 on November 5, 2003 pursuant to an intercompany loan agreement with Indosat Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes Due 2010, including but not limited to agreements restricting our abiliity to:

•	incur additional debt;

•	pay dividends or make distributions with respect to capital stock;

•	purchase or redeem capital stock;

•	incur liens;

•	sell, pledge, hypothecate or dispose of any share of capital stock of our subsidiaries;

•	sell assets;

•	enter into arrangements that restrict dividends from our subsidiaries;

•	enter into transactions with, or for the benefit of, any affiliates;

•	enter into sale and leaseback transactions;

•	engage in businesses other than the telecommunications business; or

•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between us and one or more of our wholly-owned subsidiaries.

The Guaranteed Notes Due 2010 are listed on the Luxembourg Stock Exchange and the Official List of the Singapore Exchange Securities Trading Limited and were rated B+ by Standard & Poor’s, a division of McGraw-Hill Companies, Inc. and provisionally rated B2 by Moody’s Investors Service at the time of issuance.

Indosat’s long-term debts

On July 23, 2002, we entered into a loan agreement with BCA totaling US$75.0 million. We used the loan proceeds to finance the capital injection in Satelindo necessary to remove certain restriction covenants that, among other things, limited Satelindo’s ability to make capital expenditures to expand and improve its cellular network. In December 2002, we repaid US$50.0 million of this loan, using US$10.0 million obtained by issuance of the Second Indosat Bonds and US$40.0 million from a new loan facility from BCA, as described below. The remaining balance of this loan, amounting to US$25.0 million, was repaid in January 2003.

On December 3, 2002, we refinanced the existing BCA loan facility by entering into another loan agreement with BCA totaling US$40.0 million. This loan is payable in quarterly installments of US$3.3 million beginning on March 23, 2005, with a maturity date of December 23, 2007. Interest is calculated at a rate determined using the interest rate for three-month U.S. dollar time deposits with BCA plus 5.9%. This loan is secured by a pledge of Satelindo shares held by us in a minimum amount equal to 125% of the total loan facility. We have pledged 5,128,206 shares of Satelindo common stock to BCA. This loan was repaid in January 2004.

On August 27, 2002, we entered into a loan agreement with BNI for a working capital facility in a maximum amount of US$75 million. The proceeds of this loan were used to refinance part of a prior loan obtained from Bank Mandiri. Interest accrues on this loan at the rate of LIBOR plus 6.15% and is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until its maturity date in August 2007. This loan is collateralized by 9,615,385 shares of Satelindo owned by Indosat. In connection with this loan, Indosat agreed to, among other things, maintain a current ratio of 110% at the minimum and a debt to equity ratio of 233% at the maximum. This loan was repaid in January 2004.

As of December 31, 2003, we had long-term indebtedness associated with a syndicated loan facility from the legacy IM3 totaling Rp80.0 billion. On August 7, 2002, IM3 obtained a syndicated loan facility in the amount of Rp1,500.0 billion from several domestic banks for the purpose of procurement, construction, development and expansion of IM3’s GSM 1800 cellular network in Java, Bali, Batam and Bintan. The syndicated loan has a term of five years and is payable in semi-annual installments commencing February 2005. The first four installments, payable in February and August in 2005 and 2006, equal 15% each of the principal loan amount, whereas the following installments, payable in February and August 2007 equal 20% of the principal loan amount. As of December 31, 2003, the full principal amount of this loan facility had been drawn. This loan is secured by: (i) the entire moveable assets obtained with the loan proceeds, excluding certain sale and leaseback assets with a minimum 125% of loan value; (ii) certain insurance proceeds; and (iii) certain payment reserve funds, approximately equal to the next three months’ interest, which we have placed in an escrow account. In December 2003, we repaid Rp1,420.0 billion of this syndicated loan.

On October 2, 2003, we entered into a Rp3,165.0 billion syndicated loan facility with Bank Danamon, Bank Bukopin, Bank Mandiri, BCA and BNI. The floating rate of interest to be paid will be determined by the amount drawn down under such facility. We do not plan to draw down this facility fully. This facility will remain available until December 15, 2003, at which time any undrawn amounts will be cancelled and no longer available for our use. As of December 31, 2003, the outstanding balance of the loan was Rp2,000.0 billion. This facility has the following enhancements:

•	Unconditional and irrevocable guarantees from each of Satelindo and IM3, such only being valid for the period up to the effective date of the Vertical Merger; and

•	Within three months following the effective date of the Vertical Merger, a fiduciary security over our cellular assets with 125% coverage ranking pari passu with other secured creditors.

Lintasarta

Lintasarta’s long-term debt is comprised of two investment credit facilities from Bank Niaga, unsecured convertible bonds and unsecured limited bonds. As of December 31, 2002 and December 31, 2003, the investment credit facilities from Bank Niaga totaled Rp113.2 billion and Rp86.8 billion, respectively and the outstanding amounts of the bonds totaled Rp6.1 billion and Rp36.5 billion, respectively.

In 2001, Lintasarta obtained an import sight letter of credit facility and investment credit facility totaling Rp130.0 billion from Bank Niaga to purchase telecommunications and computer equipment. The import sight letter of credit facility expired on December 31, 2002 and the investment credit facility will mature on October 16, 2005. Interest is calculated by reference to the three-month time deposit rate set by Bank Indonesia plus 3.25% (subsequently amended to such deposit rate 2.75% on April 8, 2002). The repayment of principal started on January 16, 2003, with installments amounting to Rp9.8 billion payable quarterly. As of December 31, 2002, Lintasarta had drawn down the facility in the amount of Rp113.2 billion. As of December 31, 2003, Lintasarta had repaid Rp39.0 billion of this facility. On January 6, 2004, Lintasarta repaid the fifth installment amounting to Rp9.8 billion. The loan is collateralized by equipment purchased from the proceeds of the credit facilities and receivables from frame relay. Lintasarta is also required to obtain written approval from Bank Niaga if (i) the combined ownership of Indosat and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period, (ii) Lintasarta obtains new debts and (iii) Lintasarta invests elsewhere other than Lintasarta’s current business. Lintasarta is also required to maintain certain financial ratios and dividends are limited to no more than 50% of the net income for the year in which such dividend is paid.

On August 14, 2003, Lintasarta obtained an import sight letter of credit facility and investment credit facility totaling US$10.0 million from Bank Niaga to purchase telecommunications and computer equipment. The import sight letter of credit facility will expire on August 14, 2004 and the investment credit facility will mature on February 14, 2007. Interest is calculated by reference to the three-month time deposit rate set by Bank Indonesia plus 2.75% (subsequently amended to such deposit rate of 3.0% on October 1, 2003). The first repayment of principal is November 14, 2004, with installments amounting to Rp1.5 billion payable quarterly. As of December 31, 2003, Lintasarta had drawn down this facility in the amount of Rp12.6 billion. The loan is collateralized by equipment purchased from the proceeds of the credit facilities and receivables from frame relay. Lintasarta is also required to comply with the same restrictive covenants as the import sight letter of credit facility and investment credit facility impose.

Indonesian Telecommunications Industry

Background

Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As in other developing economies, the expansion and modernization of telecommunications infrastructure play an important role in Indonesia’s general economic development. Moreover, the nation’s large population and rapid economic growth have led to significant unmet demand for telecommunications services.

The Government has extensive regulatory authority and supervisory control over the telecommunications sector, primarily through the MoC. The Government has historically maintained a monopoly over telecommunications services within Indonesia. Recent reforms have attempted to create a regulatory framework to promote competition and accelerate infrastructure investment in telecommunications facilities. The regulatory reforms embodied in new regulations, the majority of which came into effect on September 8, 2000, are intended to increase competition by removing monopolistic controls, increase the transparency and predictability of the regulatory framework, create opportunities for strategic alliances with foreign partners and facilitate the entrance of new participants to the industry, thereby creating new job opportunities. See “Regulation.”

Indonesia represents a large market with an estimated population of approximately 215.0 million inhabitants in 2003, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s GDP has grown significantly from US$95.4 billion in 1998 to US$172.9 billion in 2002 based on estimates made by the World Bank. GDP per capita has also increased from US$570.00 in 1998 to US$710.00 in 2002, which enhances the increasing affordability of cellular services and potential for increased cellular subscriber demand in Indonesia.

Industry overview

Currently, the following services are offered by Indonesian telecommunications companies, though not all providers offer all telecommunications options available to Indonesian consumers.

PSTN

Telkom, a majority state-owned company, owns and operates the country’s only PSTN. All telecommunications operators interconnect with Telkom’s network in order to provide access to all Indonesian fixed line and cellular subscribers. For example, cellular calls usually originate on, terminate on, or transit through Telkom’s PSTN network. As such, all providers of cellular services are subject to fluctuations in capacity and line quality of the PSTN network.

In 1995, Telkom entered into agreements with five private joint venture consortia (“KSOs”), each of which includes prominent international telecommunications operators, to provide for the transfer of network development and operational responsibility for the PSTN for certain regions in Indonesia. However, due to the depreciation of the Rupiah against foreign currencies, particularly the US dollar, in 1997 and thereafter, some of the KSO projects have lost their economic viability. Telkom and the KSO partners have conducted intense negotiations to seek alternatives for the continued operation or termination of the KSO projects. Telkom has reached agreements with four KSOs. There is one more KSO to be resolved, KSO VII in Eastern Indonesia.

Cellular services market

The cellular market in Indonesia is currently dominated by three major GSM operators: Telkomsel, Excelcomindo and us. Based on estimates made using available market data and statistics published by Telkom and us, the three nationwide GSM operators collectively hold approximately 99.0% of the national cellular market. As of December 31, 2003, Telkomsel was the largest national licensed provider of GSM services in Indonesia, with approximately 9.6 million cellular subscribers and a market share of total Indonesian cellular subscribers of approximately 52.0% as of the end of 2003. We were the second-largest cellular provider with approximately 32.3% market share as of the same date. At the end of 2003, we had approximately 5.9 million subscribers. Excelcomindo, the third largest provider, had approximately 2.9 million subscribers and a market share of approximately 15.7% as of December 31, 2003. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and fixed wireless cellular providers operate in Indonesia.

In part, subscriber growth in Indonesia has been driven by the “calling party pays” system, the launch of prepaid service, as well as the introduction of short text messaging service or SMS. The calling party pays system requires the originators of telephone calls to pay for calls. Based on international experience, countries which implement a calling party pays system typically experience higher wireless penetration rates because wireless subscribers are more likely to give out their telephone numbers and keep their handsets switched on. Since its introduction in 1998, prepaid service has been popular in Indonesia (as in other Asian countries) because it permits customers to register for cellular service without undergoing a credit review. Prepaid service is also considered to be more convenient than postpaid service, giving customers more control over monthly expenditures. Text messaging has proven to be extremely popular in Indonesia, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail based communications.

Competition in the Indonesian wireless industry is based primarily on service quality, pricing, availability of data services and special features (such as voice mail and text messaging) as well as network coverage.

International long distance market

International long distance providers in Indonesia generate revenues from both inbound and outbound international call traffic. Outgoing tariffs are based on rates set by the MoC while incoming tariffs are settled at the applicable accounting rates. All traditional international telecommunications between Indonesia and other countries pass through our network. Outgoing traffic is generated by fixed line and mobile subscribers and delivered to the two international service providers directly through international gateways or indirectly through Telkom’s PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom’s PSTN network through which it is ultimately switched to its intended destination.

In Indonesia, as in many emerging market countries, inbound communications traffic has exceeded outbound traffic as more developed countries generate a disproportionate amount of international long distance traffic.

Inter-operator traffic is settled based on a concept of accounting rates which provide a common method of compensating the originating and terminating carrier. In general, international long distance carriers negotiate per minute accounting rates on a route-by-route basis with a single rate used by all carriers on that route. This accounting rate is usually denominated in U.S. dollars or special drawing rates (“SDRs”) or Gold Franc, determined by reference to a basket of currencies. The accounting rate framework results in countries, such as Indonesia, which have large imbalances in their international long distance traffic, generating large net settlement revenues denominated in U.S. dollars and SDRs. Future agreements that reduce the international accounting rates between Indonesia and foreign countries may adversely affect Indonesian IDD providers’ results of operations.

Competition from VoIP providers offering services including budget calls and prepaid calling cards has begun and is expected to adversely impact revenues from traditional international long distance calling revenue.

As the data communications infrastructure expands in Indonesia, demand for VoIP services may increase. VoIP uses data communications connections to transfer voice traffic over the Internet connection, which usually provides substantial cost savings to subscribers. Currently, some domestic and foreign VoIP providers offer services illegally and without paying applicable tariffs and interconnection charges, thereby obtaining market share from legal providers.

Although the Government has implemented a licensing system to limit the number of VoIP operators in Indonesia, the Government does not presently control the rates charged to end users of VoIP services. However, the Government has indicated that it intends to regulate such rates in the future, and it is expected that such regulations would limit VoIP tariffs to amounts that represent a maximum discount from the then current PSTN tariffs of approximately 40%.

Data communications market

Historically, data services in Indonesia were primarily comprised of narrow bandwidth leased line services, x.25 service, digital data network service and integrated service digital network service. Digital data network services are digital leased line services for data transmission. Integrated service digital network is a protocol which offers high capacity dial-in access for public networks. This protocol allows simultaneous handling of digitized voice and data traffic on the same digital links via integrated switches across the public network. x.25 is an open standard packet switching protocol that allows low to medium speed terminals to have either dial-in or permanent access to a network from a user’s premises and operate on a network. Charges for these services have been declining in recent years.

The rise of the Internet and the wider adoption of multimedia applications are expected to increase demand for sophisticated broadband data services. Operators in Indonesia are deploying advanced broadband networks to provide high-end data services such as frame relay, asynchronous transfer mode and Internet protocol service. In particular, virtual private network services, utilizing ATM and Internet protocol technologies may capture a larger portion of the market share as they provide a reliable and cost-effective alternative to private networks that rely on dedicated leased lines.

Satellite services market

In recent years, competition in the Asia-Pacific satellite business has been intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is loosely regulated, and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators.

Industry trends

The Company believes that the telecommunications industry in Indonesia will be driven by several important trends in the future, which present major opportunities for modern telecommunications service providers. These trends include:

•	Continued growth in the telecommunications sector. The Company believes that the telecommunications industry will continue to grow, as continued development and modernization of Indonesia’s economy are expected to increase demand for telecommunications services. With relatively low fixed line telephony penetration at 4% and cellular penetration at 8% in 2003, Indonesia’s telecommunications industry offers positive growth potential.

•	Migration of voice and data traffic from fixed to wireless networks. The Company anticipates that wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services. At current growth rates, the Company believes that wireless penetration will surpass fixed line telephony penetration in Indonesia in the near future.

Regulation

The Government exercises both regulatory authority and supervisory control over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, government regulations and ministerial decrees enacted and issued from time to time. The Government regulates the telecommunications sector through the MoC. The MoC is responsible for the overall supervision and regulation of the industry. Within the MoC, various directorates and bureaus carry out specific regulatory duties. The MoC has authority to issue implementing decrees, which are typically broad in scope, thereby giving the MoC considerable latitude. Pursuant to such decrees, the MoC defines the scope of Indosat’s and Telkom’s exclusivity, formulates and approves Indosat’s and Telkom’s tariffs, determines Indosat’s and Telkom’s USOs and controls many factors affecting Indosat’s and Telkom’s competitive position, operations and financial condition. The MoC, as regulator, has the authority to grant new licenses for the establishment of new joint ventures and other arrangements, particularly in the telecommunications sector.

Prior to March 1998, the Ministry of Tourism, Post and Telecommunications (the “MTPT”) was responsible for the regulation of telecommunications in Indonesia, but, with reorganization of the Government following the 1999 General Elections, the MoC was given the regulatory responsibilities. Through the MoC, the Government regulates telecommunication network operation and telecommunication service operation. The MoC also regulates the radio frequency spectrum allocation for all operators, including Indosat, which are required to obtain a license from the MoC for each of their services utilizing radio frequency spectrum. All telecommunications operators are also required to pay for radio frequency spectrum usage. The Government also requires all telecommunications operators to pay a concession license fee of 1% of their gross revenue for each fiscal year, with payments required on a three-month basis.

The DGPT was given the responsibility to nurture and supervise all technical aspects of the implementation of the telecommunication service operation. The DGPT is headed by a Directorate General. The overall program of telecommunications sector deregulation is closely linked to the national economic recovery program supported by the IMF. The national plan is documented in the Memorandum of Economic and Financial Policies (the “MEFP”), as further clarified in the Letters of Intent to the IMF in January and May 2000. The main focus of the MEFP is to stabilize the economy and regain trust through a comprehensive plan based on:

•	Deregulation;

•	Liberalization;

•	Restructuring;

•	Improving market access; and

•	Introducing market-oriented regulations.

The Government’s telecommunications reform policy is formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications”, dated September 17, 1999 (the “Blueprint”). The policies stated in the Blueprint are intended to:

•	Increase the sector’s performance in the era of globalization;

•	Liberalize the sector with a competitive structure by removing monopolistic controls;

•	Increase transparency and predictability of the regulatory framework;

•	Create opportunities for national telecommunications operators to form strategic alliances with foreign partners; and

•	Create business opportunities for small and medium enterprises and to facilitate new job opportunities.

The recent regulatory reforms of the Indonesian telecommunications sector have their foundation in the Telecommunications Law.

The Telecommunications Law

The Telecommunications Law, as contained in Law No. 36/1999, came into effect on September 8, 2000. It provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. Under the Indonesian regulatory framework, a law only outlines the substantive principles of the subject matter. Implementation guidelines will be further made through Government regulations, ministerial decrees and other forms of decrees. Therefore, the Telecommunications Law only outlines the framework and substantive principles for the liberalization of the telecommunications industry. The Telecommunications Law eliminates the concept of “organizing entities”, thus ending Indosat’s and Telkom’s status as organizing entities with responsibility for coordinating international and domestic telecommunications services, respectively, for the industry. However, based on prior decrees creating certain exclusivity entitlements, Indosat and Telkom will retain their status as telecommunications operators subject to fulfillment of any licensing requirements under the law.

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

Under the Telecommunications Law, licenses are required for each category of telecommunications service. A telecommunications network provider is licensed to own and/or operate a telecommunications network. The license entitles the provider to provide services but does not require a provider to own a network for such purpose. Therefore, such providers may elect to either construct their own network or lease network capacity from a network operator. Special telecommunications licenses are required for providers of private telecommunications services or purposes relating to broadcasting and national security interests. Pursuant to MoC Decree No. KM 21/2001, the operation of basic telephony services may only be conducted by operators of: (i) local fixed networks; (ii) cellular mobile networks; (iii) satellite mobile networks; and (iv) radio trunking. However, pursuant to MoC Decree No. KM 30/2004, the operator of DLD fixed networks and IDD fixed networks may operate basic telephony services.

Exclusivity

In 1995, Telkom was granted a monopoly to provide domestic local fixed-line telecommunications services until December 31, 2010 and DLD telecommunications services until December 31, 2005. Indosat and Satelindo were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.

The Telecommunications Law did not expressly terminate the existing exclusivity rights of Telkom, Indosat and Satelindo. In an effort to support the undertakings of Telkom and Indosat during their respective initial public offerings and to maintain the Government’s credibility among foreign investors, the Government announced that termination of the exclusivity rights will be subject to agreement between the relevant incumbents and the Government, whereby incumbents will be eligible for compensation in exchange for early termination of these exclusivity rights.

On August 1, 2001, the Government through the DGPT, announced the early termination of Telkom’s and Indosat’s exclusivity rights for local and DLD telecommunications services (in the case of Telkom) and IDD (in the case of Indosat). The announcement stated that the Government’s intention that Indosat will receive a license to provide local telephone services from August 2002 and a license to provide DLD services from August 2003, and that Telkom will receive a license to provide IDD services from August 2003. The Government appointed an appraiser to resolve differences of opinion regarding the amount of compensation, and the appraiser submitted its report to the Government. As of early August 2003, the Government announced that it will pay Telkom Rp478 billion and Indosat will pay the Government Rp178 billion in accordance with the settlement. Pursuant to the Sale and Purchase Agreement between the Government and ICL, the Government has agreed to bear the full cost of Indosat’s payment.

On March 30, 2004, the MoC confirmed that Telkom had been granted the right to use “007” as an international access code and that Indosat had been granted the right to use DLD access code “011.” On May 13, 2004, the MoC granted operational licenses for IDD. The DLD license is being prepared by the MoC and we anticipate that the rights and obligations of such license will be determined by discussions between the MoC and us. We expect that the DLD license to be issued by mid-2004 and we plan to launch this service in the third quarter of 2004.

Competition

As a result of previous regulatory provisions, Indosat and Telkom had been granted the right to act as the organizing bodies in the telecommunications sector, resulting in the formation of a number of joint shareholdings. However, the Government’s Blueprint for telecommunications reform calls for the progressive elimination of these joint shareholdings to promote competition and to avoid any actual or potential conflicts of interest that might arise in a more competitive telecommunications sector. Several of these joint shareholdings were unwound in 2001.

Cellular services.    Pursuant to an agreement eliminating cross-shareholdings in several telecommunications companies, Telkom sold its 22.5% interest in Satelindo to Indosat and Indosat sold its 35% interest in Telkomsel to Telkom. Tariffs will continue to be determined by a formula set by the Government.

Fixed line services.    It is contemplated that the market will be open to full competition with interconnection tariffs determined by the network providers, based on a formula set by the Government. Indosat has been granted an operating license for local fixed-line telecommunications by MoC Decree No. KP 130/2003 dated April 17, 2003.

DLD services.    It is contemplated that the market for provision of DLD services will be liberalized by mid-2004 with the termination of Telkom’s exclusivity, resulting in direct competition between Telkom and Indosat. Indosat has been granted a principal license for the provision of DLD services by MoC Decree No. PT.003/6/10 Phb-2000 dated September 7, 2000. Indosat expects that the related operating license for the provision of DLD services will be issued by the MoC in mid-2004.

IDD services.    The market for provision of IDD services is being liberalized with the termination of Indosat’s and Satelindo’s exclusivity. By virtue of its IDD license, Telkom has begun offering IDD services through VoIP services named “Telkom Global” using the international access code “017” in direct competition with us.

Tariffs

For a description of the tariff regime under the Telecommunications Law applicable to us, see the description of tariffs under “Principal Products and Services.”

Consumer protection

Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. The law also allows customers injured or damaged by negligent operations to file claims against negligent providers.

Universal Service Obligations (USO)

Under the Telecommunications Law, all telecommunications network operators and service providers are bound by a USO, which requires provision of telecommunications facilities and infrastructure or other compensation to all operators. On March 11, 2004, the MoC issued Ministerial Decree No. KM 34/2004, stating that local network providers are responsible for network installation in the USO areas. Thereafter, costs arising from providing networks in the USO areas will be passed onto other network and service providers that send traffic to the recipient network providers in the form of USO fees, which according to the MoC announcement regarding the implementation of the restructuring of the telecommunications sector dated March 30, 2004, shall be in a total amount of 0.75% of gross income, including adjustment for bad debt and interconnection charges.

Independent regulatory body

As required by the Telecommunications Law, the Government issued the MoC Decree No. 31 dated July 11, 2003, which established the Indonesian Telecommunications Regulatory Board (“ITRB”), with formal operations beginning on January 5, 2004. The MoC delegates its authority to regulate, supervise and control the telecommunications network operation and telecommunications service operation to the ITRB. The ITRB consists of the DGPT and Telecommunication Regulatory Committee/Komite Regulasi Telekomunikasi (“TRC”). The TRC is headed by the Director General of Post and Telecommunication. It consists of five members of which one acts as chairperson. Members of the TRC are appointed and removed by the MoC. The four members of the TRC must be experts in telecommunications, information technology, economics, law or social sciences, who have no relationship with any telecommunications provider.

This independent regulatory body is expected to provide input in the process of development of telecommunications policies and regulations. Combined with further privatization of Telkom and Indosat, the establishment of such an independent regulatory body is intended to reduce the Government’s role in the telecommunications industry from that of being the telecommunications industry’s financier, operator, regulator and licenser to becoming primarily the industry’s licenser and regulator.

Interconnection arrangements

Pursuant to the express prohibitions on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law provides for fair interconnection of networks to allow “any to any connectivity.” On March 11, 2004, the MoC issued Ministerial Decree No. KM 32/2004 requiring that interconnection fees to be based on cost starting on January 1, 2005. As contained in such regulation, “cost” includes costs associated with network connectivity, including costs related to investment, operations, maintenance, network development, inflation, users’ purchasing power and efficiency. Pursuant to such decree, the MoC, together with each telecommunications operator, shall determine interconnection fees with each network provider.

The Telecommunication Law provides guidance with respect to the interconnection scheme between international service providers and domestic service providers. Generally, interconnection costs paid by Indosat for access to the PSTN are based on termination and origination charging, which is determined in the MoC’s Ministerial Decree No. 37/1999, while interconnection costs paid to mobile cellular operators are based on negotiations between the network providers. However, this interconnection scheme is due to be re-calculated in an anticipated MoC decree on interconnection.

Implementing regulations

The Government has issued several implementing regulations relating to the Telecommunications Law, including among others Government Regulation No. 52/2000 (“Operation of Telecommunications”) and Government Regulation No. 53/2000 (“Utilization of Radio Frequency Spectrum and Satellite Orbit”), as well as ministerial decrees, including Ministerial Decree No. 4/2001, which was amended by Ministerial Decree No. 28/2004 on the National Fundamental Technical Plan 2000 for the National Telecommunications

Development, Ministerial Decree No. KM 20/2001, which was amended by Ministerial Decree No. KM 29/2004 (“Operation of Telecommunications Networks”), Decree No. 21/2001, which was amended by Ministerial Decree No. KM 30/2004 (“Operation of Telecommunication Services”), Ministerial Decree No. 12/2002 (“Completing MTPT Decree No. KM 79/PR-301/MPPT-95 on Procedures for the Tariff Adjustment of Domestic Basic Telecommunications Services”), Ministerial Decree No. KM 40/2002 (“Guidance for Tariff Implementation of State Revenue on Tax from Cost of Utilization Right of Radio Frequency Spectrum”), Ministerial Decree No. KM 32/2004 (“Interconnection Fees”), Ministerial Decree No. 33/2004 (“Supervisory on Fair Competition Between Telecommunication Operation”), Ministerial Decree No. KM 34/2004 (“Universal Service Obligation”), Ministerial Decree No. KM 35/2004 (“Fixed Wireless Access”) and Ministerial Decree No. KM 23/2003, which was amended by Decree No. KM 31/2004 (“Internet Telephony Service for Public”).

The MoC and DGPT are in the process of finalizing a number of additional ministerial decrees that are intended to implement other aspects of the Telecommunications Law, including with respect to special telecommunications operations.

Satellite regulation

The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia, the placement and operation of our satellite are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

Item 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto for the three years ended December 31, 2001, 2002 and 2003, included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See “—Summary of Certain Material Differences between Indonesian GAAP and U.S. GAAP” for a summary of certain material differences between Indonesian GAAP and U.S. GAAP as such differences apply to our financial condition and results of operations. Certain amounts (including percentage amounts) have been rounded for convenience.

A.    OPERATING RESULTS

The telecommunications market in Indonesia has undergone deregulation following the enactment of the Telecommunications Law (No. 36) in 1999. Historically, only Indosat and Telkom, as the incumbent public telecommunications operators, or persons acting in cooperation with Indosat or Telkom, had the right to provide public telephone services or build and operate telecommunications networks in Indonesia. Consistent with increased deregulation, the Government liberalized Indonesia’s mobile telecommunications market starting in 1995 and began the liberalization of the local fixed network in 2002. We expect the Government to continue to liberalize the DLD and IDD markets following the issuance of several decrees in early April 2004 terminating Telkom’s and our legacy exclusivity rights to provide DLD and IDD services.

In response to such deregulation and to other market developments, we began to change our business in 2001 to transform ourselves from being a primarily international telecommunications service provider into a wireless-focused, fully-integrated telecommunications network and service provider. As part of this strategy, through the Cross-ownership Transactions and other recent transactions, we acquired an effective 100% equity ownership interest in Satelindo, increased our ownership in Lintasarta and divested certain investments which were not consistent with our strategy. See “Item 4: Information on the Company—Corporate History.”

The Cross-ownership Transactions and the acquisition of the remaining interests in Satelindo have materially impacted our financial condition and results of operations commencing in 2001 and will continue to impact our financial condition and results of operations in future periods. We anticipate that the Transformation Program and the Financing Plan will also have certain material impacts on our financial condition and results of operations in 2004 and future periods.

Impact of the Cross-ownership Transactions and Satelindo Acquisition

Following the Cross-ownership Transactions and the acquisition of a further interest in Satelindo in May 2001, we consolidated Satelindo and Lintasarta into our financial statements. Prior to May 2001, we accounted for our interest in Satelindo using the cost method and for Lintasarta using the equity method.

In 2001 and 2002, as a result of the consolidation of Satelindo, we recorded substantial increases in operating revenues, principally cellular revenues, which became our largest source of revenue for the first time in 2002. We also recorded substantial increases in operating expenses from Satelindo (principally depreciation and other costs of services) and a substantial decline in other income-net (principally as a result of interest expense, amortization of goodwill and foreign exchange losses recorded by Satelindo) during 2001 and 2002.

We recorded a substantial increase in our taxes payable in 2001 because we were taxed on the gain on the sale of Telkomsel in the Cross-ownership Transactions. In addition, in 2001 we recorded substantial increases in our cash and cash equivalents and property and equipment, as well as long-term debts as a result of the Satelindo acquisition, thereby increasing our exposure to foreign exchange rate and interest rate volatility as against earlier periods.

We recorded the Cross-ownership Transactions with Telkom as reorganizations of companies under common control accounted for in a manner similar to the pooling-of-interests method. The difference between the net consideration paid or received and book values of the acquired entities, net of applicable income tax, is included in stockholders’ equity as the “Difference in Value from Restructuring Transactions of Entities under Common Control.” We recorded the acquisition of the equity interests in Bimagraha and in Satelindo from DeTe Asia using the purchase method, and recorded the excess of the acquisition cost less the fair value of the identifiable net assets acquired, calculated on the actual date of the acquisition, as goodwill. During 2001 and 2002, we amortized such goodwill using the straight-line method over five years. Following a review of the likely growth of the cellular industry in Indonesia, commencing in January 2003, we began to amortize such goodwill over a 15-year period. In addition, consistent with U.S. GAAP, we separated from such goodwill certain intangible assets, including brand, customer base and spectrum license, and amortized such assets over their estimated useful lives.

Impact of the Merger and Financing Plan

In late 2003, we completed the merger of Satelindo, IM3 and Bimagraha into Indosat, with Indosat as the surviving entity. Among other things, we anticipate that the merger will enable us to realize cost savings by reducing operating expenses and capital expenditures. See “Item 4: Information on the Company—Our Transformation.” No assurances can be given that the merger will result in the expected cost savings, efficiencies and other strategic objectives discussed herein. See “Item 3: Key Information—Risk Factors—We may encounter difficulties in realizing cost savings or achieving within the expected timeframe expected strategic objectives and other benefits of the Transformation Program.” In addition, we completed a financial restructuring by issuing new debt denominated in both Rupiah and U.S. dollars, thereby reducing our foreign exchange and interest rate exposure.

Overview of Operations

The following table sets forth certain segment information with respect to each of our principal products and services for the periods indicated:

	Cellular	International Calls	MIDI	Other Services	Segment Total
	(Rp. in billions)
Year ended December 2001(1):
Revenues	1,769.9	2,157.5	1,105.1	105.6	5,138.1
Operating income (loss)	466.6	1,096.8	280.0	(12.6)	1,830.8
Depreciation	701.0	136.4	169.8	4.5	1,011.6
Segment assets	9,928.5	2,402.8	2,018.5	150.2	14,500.0
Segment liabilities	6,010.0	825.0	491.2	94.8	7,421.0
Capital expenditures for segment assets	7,670.7	647.2	684.3	469.9	9,472.2

Year ended December 2002(1):
Revenues	3,271.7	2,137.9	1,263.0	94.4	6,767.0
Operating income (loss)	755.1	1,064.4	59.9	(8.7)	1,870.7
Depreciation and amortization	1,335.9	172.9	272.3	3.3	1,784.3
Segment assets	13,742.7	1,948.6	2,453.5	142.8	18,287.6
Segment liabilities	8,449.1	906.7	663.0	58.1	10,076.9
Capital expenditures for segment assets	5,874.1	101.7	452.0	16.5	6,444.3

Year ended December 2003(1):
Revenues	5,117.6	1,807.7	1,228.3	81.7	8,235.3
Operating income (loss)	1,949.6	420.1	23.9	(61.2)	2,332.4
Depreciation and amortization	1,549.6	159.8	325.6	3.1	2,038.0
Segment assets	15,071.5	1,858.7	2,337.1	177.7	19,445.0
Segment liabilities	10,608.4	1,013.7	702.5	86.0	12,410.6
Capital expenditures for segment assets	3,842.0	140.5	335.2	1.8	4,319.5

(1)	Interest income is not reported for each operating segment because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and income tax are also not reported on an operating segment basis because they are not considered in the performance evaluation by our management. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Capital expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Operating revenues

We generate operating revenues primarily by providing cellular, international calls, and MIDI services. The following table shows the breakdown of our total operating revenues for each of the periods indicated and the percentage contribution of each revenue component to our total operating revenues:

	For the year ended December 31,
	2001		2002		2003
	(Rp. in billions, except percentages)
Operating revenues:
Cellular	1,769.9	34.4%	3,271.7	48.3%	5,117.6	62.1%
International calls	2,157.5	42.0	2,137.9	31.6	1,807.7	22.0
MIDI	1,105.1	21.5	1,263.0	18.7	1,228.3	14.9
Other	105.6	2.1	94.4	1.4	81.7	1.0

Total operating revenues	5,138.1	100.0%	6,767.0	100.0%	8,235.3	100.0%

The principal drivers of our revenues for all of our services are subscriber numbers, usage levels and the rates for such services. A significant portion of our operating revenues depend on tariff levels established by the

Government; accordingly, any future changes in the Government’s tariff policies could affect our financial condition. See “Item 4: Information on the Company” for a more detailed discussion of tariff rates categorized by different services. Tariff rates set by the Government may be changed in the near future due to further deregulation of the telecommunications sector in Indonesia. Such future changes, if they occur, may affect our operating revenues. See “Item 3: Key Information—Risk Factors— Risks relating to us—The Government may adjust or fail to adjust tariffs, which may have an adverse effect on our business.”

Cellular services.    We derive our cellular services operating revenues from charges for usage, value-added features, monthly subscription and connection fees, as well as interconnection charges from other telecommunications providers.

The following table sets forth the components of our cellular revenues for the periods indicated:

	For the year ended December 31,
	2001	2002	2003
	(Rp. in billions)
Usage charges	1,248.0	2,139.5	3,270.7
Value-added features	139.0	538.6	1,163.0
Interconnection income	230.1	375.7	482.3
Monthly subscription charges	78.7	116.3	115.8
Connection fee	66.4	87.7	49.4
Others	7.7	13.9	36.3

Total cellular revenues	1,769.9	3,271.7	5,117.6

Consistent with domestic and international trends, we have noted increased usage of value-added features, in particular SMS. A substantial proportion of our cellular subscribers are prepaid subscribers (approximately 93.9% as of December 31, 2003). We have recently expanded the value-added features available to our prepaid subscribers, which has led to an increase in revenues from value-added features, in particular SMS and value-added SMS, which allows access to a variety of information, such as horoscopes, sports and business news. We have expanded the value-added features available to prepaid subscribers, including voicemail, GPRS and MMS services during 2003. We anticipate that SMS and other value-added features will continue to increase as a proportion of our cellular revenues as we provide new value-added features to our prepaid subscribers.

As of December 31, 2003, we had 5,962,444 subscribers, representing a 66.4% increase compared to December 31, 2002. We had 1,909,539 and 3,582,648 subscribers as of December 31, 2001 and 2002, respectively.

We recognize revenues from usage and monthly subscription charges when earned. We recognize prepaid revenues as follows:

•	we recognize starter pack sales upon delivery to distributors, dealers or directly to customers; and

•	pulse reload voucher sales to dealers or customers are initially recorded as unearned income and then proportionately recognized as usage revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

We record connection fees as income at the time the connections take place. We record interconnection revenues monthly, based on actual recorded traffic for the month, on a net basis, after interconnection expenses.

International call services.    Our international call services include our two international direct dialing services, “001” and “008,” as well as our operator-assisted and value-added services. Our international call revenues have two primary sources, incoming call revenues and outgoing call revenues. For most outgoing calls, tariffs are set by the Government and we receive payments from domestic carriers, including Telkom and other domestic fixed line and cellular operators. Such payments are denominated and paid in Rupiah. For incoming calls, we negotiate accounting rates with foreign telecommunications carriers and receive net settlement payments from such carriers. Accounting rates and net settlement payments are generally denominated and paid in currencies other than the Rupiah (principally the U.S. dollar); accordingly, incoming call revenues are affected by fluctuations in exchange rates between the Rupiah and other currencies.

Operating revenues depend on the total minutes generated for outgoing and incoming calls and the tariffs and rates charged for such calls. The relative proportions of outgoing and incoming calls also affect our international call revenues. Demand for international call services is affected by a number of factors, including political and general economic conditions, tariff levels and availability of lower cost alternative services, such as VoIP.

Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long distance services. The cost structure for providers of VoIP services is lower than for traditional fixed-line operators and as such, VoIP services are customarily offered at significant cost savings compared to traditional international long distance services. Although we are implementing measures intended to maintain IDD call volumes, we believe that increased competition from VoIP operators has contributed to declining IDD call volume and the mix of incoming and outgoing calls in past periods and will continue to do so in the future, as more VoIP operators enter the market and as VoIP call quality improves.

Further, since Telkom started providing international call services on June 7, 2004, and as a result expect that competition from Telkom will result in reduced IDD call volumes and international call revenues in 2004 and thereafter.

Decreasing accounting rates have also adversely affected international call revenues recently, effectively reducing our margins for incoming calls. We anticipate that accounting rates will continue to decrease, which may adversely affect our international call revenues. In addition, in part to compete with VoIP providers, we have aggressively sought negotiated volume commitments for incoming calls from certain foreign telecommunications providers, resulting in recent increases in incoming call minutes, but with lower margins than in prior periods.

We record our revenues from international call services on an accrual basis. At the end of each year, we recognize revenues from outgoing international call traffic on the basis of the actual recorded traffic for the year. Adjustments from Telkom for the last two months of the year are recognized in the following year. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated from historical data.

For interconnections with certain cellular operators, we have in place revenue-sharing arrangements, and we record operating revenues for such interconnections on a net basis, after interconnection expenses and after allocations to overseas international carriers. Our domestic interconnection charges with Telkom are determined based on tariffs set by the Government and we record operating revenues for such interconnections on a gross basis, before interconnection expenses, but after allocations to overseas international carriers. We account for tariff-based interconnection expenses as operating expenses in the year incurred.

MIDI services.    Our MIDI services operating revenues consist primarily of revenues from high-speed leased lines and frame relay services operated by Lintasarta and us, digital data network operated by Lintasarta, satellite transponder leases provided by us and Internet services provided by IMM and Lintasarta. Operating revenues from these services are comprised of fixed-cost charges for high-speed leased lines, or a combination of fixed fees and volume charges for other services. In most instances, a connection fee is charged when the service is installed or moved. Thereafter, a monthly fee is assessed, together with applicable usage fees calculated according to bandwidth, volume, duration or type of plan. Our satellite lease revenues are subject to the revenue-sharing arrangement under our Syari’ah Bonds. See “—Principal Indebtedness—Syari’ah Bonds.” Revenues

from leased line services are derived from monthly fixed-cost charges based on the distance of the line, the speed/bandwidth capability of the line, the type of line service provided and whether the service site is local or international, and site installation charges.

A substantial portion of our MIDI revenues are denominated in U.S. dollars, and are thus affected by fluctuations in the Rupiah to U.S. dollar exchange rate. Our MIDI revenues have also been affected recently by a number of other factors, including competition from local providers as well as unlicensed international providers, declining tariffs and a shift from leased lines to lower cost services, such as frame relay. We expect such trends to continue, but anticipate that the effects will be offset by increased volumes, including increased volumes due to expanding our domestic market presence in MIDI services.

We record satellite revenues based on the straight-line method over the lease period for the transponder lease agreement between us and our customer. Monthly rent for satellite transponder capacity is based primarily on the leased capacity. Satellite customers are generally billed in advance on a quarterly basis, but revenues from such contracts are accrued and consequently recorded as sales on a monthly basis.

Other services.    Operating revenues generated by international telex and telegram services, global mobile services and sales of software are categorized as other services operating revenues. For international telex services, we charge customers the current tariff based on the number of minutes used for transmission. For international telegram services, we charge customers the current tariff based on the number of words transmitted. Customers of the global mobile satellite service are charged according to the U.S. dollar-denominated tariff based on the minutes used for calls made from such customer’s mobile terminal to the terminated destination. In addition to these services, PT Sisindosat Lintasbuana (“Sisindosat”) contributes operating revenues from the sale of software.

Operating expenses

Our principal operating expenses include depreciation and amortization, personnel costs, compensation to telecommunication carriers and service providers, administrative and general expenses, maintenance, leased circuits, marketing and other cost of services.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Rupiah. Such expenses may include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Indosat depreciates its property, facilities and equipment using the straight-line method over their estimated useful lives, commencing the month after such assets were placed into service and after taking into consideration their estimated residual value. For instance, submarine cables and switching equipment are depreciated over a period of 15 years. Cellular base station sub-systems are depreciated from five to 15 years, switching sub-systems are depreciated from five to 10 years, while cellular operating support systems are depreciated over a five-year period.

A significant portion of our depreciation expenses relate to Satelindo’s cellular services assets. In 2001 and 2002 Satelindo was constrained by covenants in its long-term debt facilities which restricted the amount of capital expenditures it could make. Following the release of such covenants during 2002, Satelindo increased its capital expenditures to expand its network coverage and capacity and to improve its network quality, and as a result, depreciation expenses have begun to increase. As we continue to expand and enhance our cellular network coverage, capacity and quality, we expect expenses for depreciation will continue to increase.

Personnel costs include fixed salaries, benefits, allowances, pensions, annual holiday allowance expenses, personnel tax expenses and insurance. Our personnel expenses have increased in recent periods as a result of expenses associated with an early retirement program and employee statutory entitlements associated with change of control following the acquisition by ST Telemedia of its interest in Indosat from the Government. We anticipate that personnel expenses will increase during 2004 as a result of a program intended to equalize compensation of employees across business segments, and early resignations and employee statutory entitlements, each of which is associated with the Vertical Merger.

Compensation to telecommunications carriers and service providers, which primarily relate to international call services, represent amounts paid to other operators (principally Telkom) for interconnection as well as other charges for leased infrastructure and billing processing services provided by Telkom. Fluctuations in such compensation expenses generally are in line with fluctuations in international call volumes.

Administration and general expenses include provision of doubtful accounts, office supplies and stationery, professional fees, rent, travel and training, education and research.

Maintenance expenses include maintenance of our fixed assets, including buildings, submarine cables, telecommunications equipment, office equipment and vehicles. As we continue to expand our network coverage and capacity, we expect that maintenance expenses will increase.

Leased circuit expenses include expenses related to our leases for satellite channels and submarine cables.

Marketing expenses include exhibition, promotion and advertisement expenses associated with our marketing programs.

Other cost of services expenses include the cost of SIM cards and pulse reload vouchers, radio frequency licenses, rents and utilities.

Other income (expense)

The major components of our other income (expense) are gain or loss on foreign exchange, amortization of goodwill, financing costs and interest income. Our financing costs (principally interest expense) have increased recently as we have increased our long-term debt and bonds payable. Foreign exchange gain or loss has typically been affected by the amount of non-Rupiah debt outstanding, accounts receivable from foreign carriers and others and foreign currency deposits held with banks. We currently hedge a portion of our obligations under the Guaranteed Notes Due 2010. See “—Quantitative and qualitative disclosure about market risk.” Goodwill amortization expense increased substantially from 2001 to 2002 as a result of our acquisition of Satelindo. Prior to 2003, we amortized goodwill associated with the acquisition of Satelindo over a five-year period. Commencing in 2003, we began to amortize such goodwill over a 15-year period to reflect management’s view that the cellular business will continue to grow over a period of more than five years.

Taxation

In accordance with Indonesian GAAP, we have adopted the liability method in accounting for income tax. The liability method reflects the tax effects of temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the carry-forward of unused tax losses, to the extent that such benefit is probable. The tax effects for a certain year are allocated to current operations, except for the tax effects from specific acquisitions and dispositions, which are charged or credited to stockholders’ equity. An example of such credit is the gain on the sale of Telkomsel, which is credited to stockholders’ equity under the line item entitled “Difference in value from restructuring transactions of entities under common control.” Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts. Amendments to tax obligations are recorded when an assessment is received or, if appealed, upon determination of the appeal.

Our deferred tax-net has fluctuated over the years ended December 31, 2001, 2002 and 2003, principally as a result of temporary differences between financial and tax reporting resulting from the Cross-ownership Transactions in 2001, our acquisition of Satelindo in 2001 and 2002 and the merger of Indosat, Satelindo, Bimagraha and IM3 in 2003.

Net Income

Our net income over the years ended December 31, 2001, 2002 and 2003 does not reflect the growth in operating revenues and operating income during such periods, in part due to large fluctuations in several non-cash items which have impacted our net income over such periods. Such non-cash items include fluctuations in income tax-deferred, amortization of goodwill and other intangible assets, provision for doubtful interest receivable and adjustment of accounts receivable-trade from Telkom. Following the merger, we reversed net deferred tax liabilities relating to our equity in net income (loss) of Satelindo, Bimagraha and IM3.

Results of operations

The following table sets forth selected income statement data expressed as a percentage of total operating revenues for the periods indicated:

	For the year ended December 31,
	2001	2002	2003
Operating revenues:
Cellular	34.4%	48.3%	62.1%
International cells	42.0	31.6	22.0
MIDI	21.5	18.7	14.9
Other	2.1	1.4	1.0

Total operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Depreciation and amortization	19.7%	26.4%	24.7%
Compensation to telecommunications carriers and service providers	11.6	9.0	8.1
Personnel costs	9.9	10.5	12.5
Maintenance	5.6	4.5	3.7
Administration and general	5.0	6.1	6.0
Leased circuits	2.6	2.8	1.8
Marketing	2.0	2.2	2.9
Other costs of services	8.1	10.9	11.8

Total operating expenses	64.4%	72.4%	71.7%

Operating income	35.6%	27.6%	28.3%
Other income (expenses)—net	3.4	(8.9)	(9.7)
Income before income tax	41.6	19.9	19.1
Income tax expense-net	(8.0)	(11.4)	0.3
Net income	28.3%	5.0%	19.1%

Year ended December 31, 2003 compared to year ended December 31, 2002

Operating revenues

Overall revenues increased from Rp6,767.0 billion in 2002 to Rp8,235.3 billion in 2003, or 21.7%, primarily as a result of growth in revenues from cellular services. During this same period, revenues from international calls and MIDI services decreased slightly compared to the prior period. As a result, cellular services revenues represented 62.1% of our total operating revenues for 2003, compared to 48.3% for 2002.

Cellular services.    For the year ended December 31, 2003, we recorded cellular operating revenues totaling Rp5,117.6 billion, or an increase of Rp1,845.9 billion from Rp3,271.7 billion in 2002. Usage charges increased by Rp1,131.2 billion, or 52.9%, compared to 2002 and represented 63.9% of total cellular revenues, compared to 65.4% in 2002. Although usage charges increased significantly in 2003 compared to 2002, they declined as a proportion of total cellular revenues, principally due to the larger percentage increase in value-added features charges in 2003. Value-added features charges increased by Rp624.5 billion, or 115.9%, compared to 2002 and represented 22.7% of total cellular revenues, compared to 16.5% in 2002. We expect that value-added features charges will continue to increase as a proportion of cellular revenues, as we expand the number of value-added features available to prepaid subscribers in 2004. Connection fees declined Rp38.3 billion, or 43.6%, notwithstanding the substantial increase in subscribers during the period, principally as a result of discounts and waiving connection fees as part of our marketing efforts to attract new subscribers.

As of December 31, 2003, our cellular business reported subscriber growth totaling approximately 66.4% compared to the prior year-end. As of December 31, 2003, we had 5,962,444 subscribers, a net addition of approximately 2,379,796 subscribers during 2003. The increase in the number of subscribers was a result of network roll-out and our expansion program, together with an aggressive marketing and sales effort.

International call services.    Operating revenues from international call services decreased by Rp330.3 billion, or 15.4%, from Rp2,137.9 billion in 2002 to Rp1,807.7 billion in 2003. International call services revenues represented 22.0% of operating revenues in 2003, compared to 31.6% in 2002. Total call volume from our “001” and “008” international gateways increased by 19.0%, from 718.7 million minutes in 2002 to 855.5 million minutes in 2003. Total incoming traffic increased by 45.0% from 429.4 million minutes in 2002 to 622.4 million minutes in 2003 due to a higher volume commitment. Outgoing traffic decreased by 19.4% from 289.3 million minutes in 2002 to 233.2 million minutes in 2003, due primarily to increased competition from VoIP service providers.

The decrease in revenues notwithstanding the increase in total call volumes was due to a combination of several factors: declining volumes in outgoing calls, which represent higher margin calls and reduced margins for incoming calls resulting from the continuing decrease in net settlement rates for incoming calls and negotiated discounts associated with volume commitments from foreign telecommunications carriers. We expect that these trends will continue, and in addition that call volumes may decrease when Telkom enters the international call services business, which we expect may occur in mid-2004.

MIDI services.    In 2003, operating revenues from MIDI services represented 14.9% of total operating revenues. Operating revenues from MIDI services decreased by Rp34.7 billion, or 2.7%, from Rp1,263.0 billion in 2002 to Rp1,228.3 billion in 2003, primarily due to increased competition from domestic and international providers and appreciation of the Rupiah against the U.S. dollar compared to 2002. As of December 31, 2002 and 2003, the exchange rate was Rp8,940 and Rp8,465 per US$1.00, respectively. Frame relay revenues are generated by Lintasarta and us and are the largest component of MIDI revenues. For the year ended December 31, 2003, frame relay contributed Rp304.3 billion, an increase of Rp18.8 billion from the year ended December 31, 2002. Satellite lease revenues totaled Rp201.5 billion and Rp145.7 billion for the years ended December 31, 2002 and 2003, respectively. World Link and Direct Link revenues decreased from Rp302.7 billion in 2002 to Rp252.8 billion in 2003.

Other services.    Operating revenues from other services decreased from Rp94.4 billion in 2002 to Rp81.7 billion in 2003. For the year ended December 31, 2003, revenues from other services represented 1.0% of total operating revenues.

Operating expenses

Operating expenses increased by Rp1,006.6 billion, or 20.6%, from Rp4,896.3 billion in 2002 to Rp5,902.9 billion in 2003, primarily due to increased expenses for depreciation and amortization, personnel, compensation to telecommunication carriers and service providers, other cost of services, marketing and administration and general expenses.

Depreciation and amortization expenses increased 14.2% from Rp1,784.3 billion in 2002 to Rp2,038.0 billion in 2003. The depreciation expenses relate primarily to depreciation of our base stations, network switching equipment, satellites and office equipment.

Personnel costs (not including the personnel costs capitalized as part of properties under construction and installation and amounts classified as part of maintenance expense) increased by Rp316.8 billion, or 44.5%, from Rp711.8 billion in 2002 to Rp1,028.5 billion in 2003. Personnel costs increased primarily due to expenses associated with our cessation of services of employees, implemented in 2003, which amount to Rp48.8 billion, and additional compensation and facilities costs related to the expansion of the Board of Commissioners and the Board of Directors. Included in the personnel costs are salaries, pensions, bonuses, personnel taxes and allowances for regional cost of living expenses.

Expenses due to compensation to telecommunications carriers and service providers, which relates principally to international call services, increased from Rp609.6 billion in 2002 to Rp670.0 billion in 2003, or 9.9% largely due to increased international call volumes during the period. The increase in this operating expense item compared to the 15.4% decrease in international call revenues reflects the decreased margins for international calls, in particular for incoming calls during the period.

Administrative and general expenses increased by Rp87.4 billion, or 21.3%, from Rp410.6 billion in 2002 to Rp498.0 billion in 2003, primarily due to an increase in our provision for doubtful accounts for cellular and international calls receivables from legacy Satelindo.

Maintenance expenses increased moderately by Rp5.1 billion, or 1.7%, from Rp303.0 billion in 2002 to Rp308.1 billion in 2003, primarily due increased maintenance expenses for cellular technical equipment (primarily base transceiver stations) associated with additional cellular equipment being installed during such periods.

Leased circuits expenses decreased by Rp46.3 billion, or 24.1%, from Rp192.2 billion in 2002 to Rp145.9 billion in 2003, due to reduced usage of leased circuits from overseas carriers and lower costs associated with such usage.

Marketing expenses increased by Rp93.4 billion, or 62.7%, from Rp148.9 billion in 2002 to Rp242.3 billion in 2003, due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers.

Other cost of services expenses increased by Rp236.1 billion, or 32.1%, from Rp735.9 billion in 2002 to Rp972.1 billion in 2003. A Rp84.8 billion, or 61.9%, increase in the cost of SIM cards sold and reload pulse vouchers and a Rp72.1 billion, or 35.5%, increase in concession fees and radio frequency licenses are, among others, the primary causes of such increases. The increase in SIM card costs and reload pulse vouchers reflects the increase in cellular subscribers during the period.

Operating income

Operating income increased by Rp461.7 billion, or 24.7%, from Rp1,870.7 billion in 2002 to Rp2,332.4 billion in 2003. We attribute this increase primarily to increased cellular services revenues. Growth in operating income was higher than the growth in operating revenues, principally as a result of the slower growth in operating expenses resulting from changes in accounting policies for depreciation of fixed assets acquired from Satelindo.

Other expenses

Other expenses increased by Rp196.6 billion, or 32.8%, from an expense of Rp599.4 billion in 2002 to an expense of Rp796.0 billion in 2003. Interest expense in 2003 was Rp827.5 billion, representing a 46.0% increase compared to 2002, principally as a result of increases in bonds payable. At the same time, interest income decreased by Rp674.6 billion from Rp822.3 billion to Rp147.7 billion due to reductions in interest rates earned on time deposits in addition to a reduction in cash on the balance sheet during the respective periods.

We recorded a foreign exchange gain-net of Rp200.1 billion in 2003, representing a decrease of Rp193.7 billion compared to 2002, mainly due to the smaller appreciation of the Rupiah against the U.S. dollar in 2003 compared to 2002 and the higher weighted average balance of U.S. dollar-denominated loans in 2002 compared to 2003.

Our amortization expenses related to goodwill were Rp252.9 billion in 2003, a decrease of Rp440.2 billion, or a 63.5% decrease, as a result of our change in accounting policy for amortizing goodwill associated with our acquisition of Satelindo.

We recorded expenses related to our transformation totaling Rp48.8 billion in 2003, primarily representing fee payments to our financial and legal advisors in connection with our financial restructuring and strategic consulting fees in connection with the merger of Satelindo, Bimagraha and IM3 into Indosat.

We recorded others-net amounting to Rp3.3 billion in 2003 primarily due to gain on the sale of long-term investments of Rp75.2 billion less expenses such as the provision for doubtful other accounts receivable of Rp17.8 billion, the provision for decline in value of short-term investment of Rp25.4 billion and loss or damage to Satelindo’s cellular equipment totaling Rp35.1 billion.

Equity in net income of associated companies

Equity in net income of associated companies decreased by Rp38.5 billion, or 53.3%, from Rp72.3 billion in 2002 to Rp33.8 billion in 2003. In 2002, we recognized Rp70.2 billion in equity income from MGTI, which amount decreased to Rp30.6 billion in 2003. We have entered into a sale and purchase agreement to sell our interest in MGTI, and such sale was completed on January 20, 2004, with the gain on sale amounted to approximately Rp320.5 billion.

Taxation

Income tax expenses—net decreased by Rp796.9 billion from an expense of Rp774.4 billion in 2002 to a benefit of Rp22.6 billion in 2003. Current income tax expenses represented 18.3% of income before income tax in 2002 and 37.3% in 2003.

Income tax expenses—deferred decreased by Rp1,136.6 billion, from an expense of Rp528.5 billion in 2002 to a tax benefit of Rp608.1 billion in 2003, mainly due to reversal of the net deferred tax liabilities relating to our equity in net income (loss) of the merged subsidiaries on the merger date in the amount of Rp1,142.3 billion.

Net income

Our net income increased Rp1,233.7 billion, or 366.9%, from Rp336.3 billion in 2002 to Rp1,570.0 billion in 2003 due to the above operating and non-operating financial performances, including the reversal of the net deferred tax liabilities relating to our equity in net income (loss) of the merged subsidiaries on the merger date.

Year ended December 31, 2002 compared to year ended December 31, 2001

As a result of the partial year consolidation of Satelindo in 2001, financial figures for years ended December 31, 2002 and 2001 are not directly comparable.

Operating revenues

Overall revenues increased from Rp5,138.1 billion in 2001 to Rp6,767.0 billion in 2002, primarily due to consolidation of Satelindo’s cellular services revenues for the full year in 2002. In addition, 2002 was the first full year of operations for IM3. During this same period, revenues from MIDI services also contributed to this increase, while a slight decrease in revenues from international call services slightly offset the increase.

Cellular services.    For the year ended December 31, 2002, we recorded cellular operating revenues totaling Rp3,271.7 billion, or an increase of Rp1,501.8 billion from Rp1,769.9 billion in 2001.

As of December 31, 2002, our cellular business reported a growth of approximately 87.6% in number of subscribers as compared to the prior year. As of December 31, 2002, we had 3,582,651 subscribers, a net addition of approximately 1,673,112 subscribers during 2002. The major increase in the number of subscribers were a result of network roll-out and our expansion program, together with an aggressive marketing and sales effort.

International call services.    Operating revenues from international call services decreased by Rp19.6 billion, or 0.9%, from Rp2,157.5 billion in 2001 to Rp2,137.9 billion in 2002. Total call volume from Indosat and Satelindo increased by 5.4%, from 682.1 million minutes in 2001 to 718.7 million minutes in 2002. However, the decrease in revenues of Rp19.6 billion was mainly due to a decrease in outgoing minutes, which earn higher margins than incoming minutes, as well as a continuing decrease in accounting rates, thereby reducing our net settlement revenues. Total incoming traffic from Indosat and Satelindo increased by 17.4% from 365.8 million minutes in 2001 to 429.4 million minutes in 2002 due to a higher volume commitment, and a program designed to encourage customer loyalty. Outgoing traffic of Indosat and Satelindo decreased by 8.5% from 316.2 million minutes in 2001 to 289.3 million minutes in 2002, due to slower economic growth and increased VoIP activities.

MIDI services.    In 2002, operating revenues from MIDI services increased by Rp157.9 billion, or 14.3%, from Rp1,105.1 billion in 2001 to Rp1,263.0 billion in 2002, primarily due to increased frame relay and satellite transponder lease revenues. For the year ended December 31, 2002, frame relay contributed Rp285.5 billion a Rp76.3 billion increase from the year ended December 31, 2001. Satelindo contributed satellite lease revenues totaling Rp186.7 billion and Rp201.5 billion for the years ended December 31, 2001 and 2002, respectively. World Link and Direct Link revenues decreased from Rp311.1 billion in 2001 to Rp302.7 billion in 2002 due to our customer migration to more economical alternate services, such as frame relay. Its contribution to total MIDI services revenues also declined from 28.1% in 2001 to 24.0% in 2002.

Other services.    Operating revenues from other services decreased from Rp105.6 billion in 2001 to Rp94.4 billion in 2002. For the year ended December 31, 2002, revenues from other services represented 1.4% of total operating revenues. Revenues from international telex and telegram services continue to erode as customers migrate to other higher-quality services offered at lower prices.

Operating expenses

Operating expenses increased by Rp1,588.9 billion, or 48.0%, from Rp3,307.4 billion in 2001 to Rp4,896.3 billion in 2002, primarily due to increased expenses for depreciation and amortization, personnel, leased circuits, other cost of services, marketing and administration and general expenses. The consolidation of Satelindo for the full year in 2002 contributed to the overall increase in operating expenses during 2002. In addition, 2002 was the first full year of operations and operating expenses for IM3, which also contributed to the overall increase in our operating expenses in 2002.

Depreciation and amortization expenses increased 76.4% from Rp1,011.6 billion in 2001 to Rp1,784.3 billion in 2002. The increase in depreciation expense is largely attributable to the fixed assets acquired in connection with our acquisition of Satelindo.

Personnel costs (not including the personnel costs capitalized as part of properties under construction and installation and amounts classified as part of maintenance expense) increased by Rp205.3 billion, or 40.5%, from Rp506.4 billion in 2001 to Rp711.8 billion in 2002. Personnel costs increased primarily due to increased salaries and allowances for employees and the increase in total number of our employees from 5,550 in 2001 to 5,980 in 2002. Included in the personnel costs are salaries, pensions, bonuses, personnel taxes and allowances for regional cost of living expenses.

Expenses due to compensation to telecommunications carriers and service providers increased from Rp597.5 billion in 2001 to Rp609.6 billion in 2002, or 2.0%. The slight increase in compensation expense was mainly due to the increase in compensation to non-Telkom operators, especially PT Ratelindo and PT Batam Bintan Telekomunikasi.

Administrative and general expenses increased by Rp155.4 billion, or 60.9%, from Rp255.1 billion in 2001 to Rp410.6 billion in 2002, primarily due to an increase in allowances for doubtful accounts—trade amounting to Rp75.7 billion during 2002.

Maintenance expenses increased moderately by Rp16.4 billion, or 5.7%, from Rp286.6 billion in 2001 to Rp303.0 billion in 2002, primarily due to significantly higher costs of submarine cable maintenance, switching, transmission equipment for cellular services and other telecommunication equipment.

Leased circuits expenses increased by Rp58.4 billion, or 43.6%, from Rp133.8 billion in 2001 to Rp192.2 billion in 2002, due to the consolidation of Satelindo and IM3’s operations, and the increase in the number of leased circuits necessary to support our increased Internet volume.

Marketing expenses increased by Rp48.5 billion, or 48.3%, from Rp100.4 billion in 2001 to Rp148.9 billion in 2002, due to the consolidation of Satelindo, and high marketing expenses associated with IM3’s brand-building in 2002.

Other cost of services expenses increased by Rp320.1 billion, or 77.0%, from Rp415.8 billion in 2001 to Rp735.9 billion in 2002. The increase in the cost of SIM cards sold and reload pulse vouchers and increase in concession fees and radio frequency licenses are, among others, the primary cause of such increases.

Operating income

Operating income increased by Rp39.9 billion, or 2.2%, from Rp1,830.8 billion in 2001 to Rp1,870.7 billion in 2002. We attribute this increase primarily to cellular service revenue contributed by Satelindo and IM3 and the continued growth of MIDI services. Growth in operating income was less than the growth in operating revenues, principally as a result of the significant increase in operating expenses resulting from the consolidation of Satelindo and IM3’s new operations.

Other income (expenses)

Other income (expenses) changed by Rp774.8 billion, or 441.7%, from income of Rp175.4 billion in 2001 to an expense of Rp599.4 billion in 2002. In 2002, other income (expenses) consisted primarily of amortization of goodwill of Rp693.1 billion, the provision for doubtful interest receivable from convertible bonds of Rp287.8 billion and adjustment of accounts receivable trade from Telkom of Rp118.0 billion, as well as financing expenses of Rp586.1 billion and others-net of Rp130.5 billion. Interest income of Rp822.3 billion and gain on foreign exchange-net of Rp393.8 billion offset the aforementioned expenses, resulting in total other expenses of Rp599.4 billion.

Interest income of Rp822.3 billion in 2002 or an increase of Rp180.2 billion from Rp642.1 billion in 2001 was mainly due to an increase in interest income from Telkom in connection with the Cross-ownership Transaction amounting to Rp50.2 billion and an increase in interest income from convertible bonds of PT Cipta Televisi Pendidikan Indonesia amounting to Rp278.1 billion (and for which we also made a Rp287.8 billion provision for doubtful interest receivable during the same period). Interest expenses increased by Rp164.4 billion from Rp402.5 billion in 2001 to Rp566.9 billion in 2002, mainly due to increases in interest expense from new debts obtained by Indosat from PT Bank Mandiri (Persero) (“Bank Mandiri”), BNI and BCA in 2002 amounting to Rp141.4 billion, increases in interest expenses from Indosat First Bond 2001 amounting to Rp50.1 billion, interest expenses from Indosat Second Bond and Profit Sharing from Syari’ah Bond of 2002 amounting to Rp31.2 billion, and interest expense from IM3 syndicated loan in 2002 amounting to Rp10.4 billion. The decrease in Satelindo interest expenses amounting to Rp68.5 billion is consistent with prepayments on its long-term debts and bond payables following Indosat’s US$75.0 million equity injection in 2002.

We recorded a foreign exchange gain-net of Rp393.8 billion or a decrease of Rp130.3 billion compared to 2001 of Rp524.1 billion, mainly due to the increase in U.S. dollar long-term debts in 2002 and the appreciation of the Rupiah against the U.S. dollar from Rp10,400=US$1.00 on December 31, 2001 to Rp8,940=US$1.00 on December 31, 2002.

Our goodwill amortization expenses were Rp693.1 billion in 2002, an increase of Rp371.9 billion, or a 115.8% increase, mainly due to the full year effect of amortization of goodwill from the acquisition of Bimagraha in May 2001 and amortization of goodwill related to the acquisition of remaining 25% interest in Satelindo in June 2002. On December 31, 2002, goodwill-net of amortization was Rp3,712.0 billion.

We made an adjustment of accounts receivable-trade from Telkom amounting to Rp118.0 billion, which resulted in the reconciliation of the accounts receivable balance as of December 31, 2002. The adjustment related to accumulated receivables for international calls which Telkom could not collect from its customers, but for which we had not provisioned. Following such adjustment, we began reconciling our accumulated receivables with Telkom on a quarterly, as opposed to annual, basis in an attempt to avoid similar one-time adjustments in future periods.

We recorded others-net amounting to Rp130.5 billion mainly due to interest on tax installments due with respect to the Cross-ownership Transactions amounting to Rp137.5 billion and an allowance for the decline in value of investment in ICO Global amounting to Rp50.0 billion.

Equity in net income of associated companies

Equity in net income of associated companies decreased by Rp60.0 billion, or 45.4%, from Rp132.3 billion in 2001 to Rp72.3 billion in 2002. In 2002, we recognized Rp70.2 billion in equity income from MGTI, which was the major contributor to this equity in net income from associated companies.

Taxation

Income tax expenses-net increased by Rp362.2 billion, or 87.9%, from Rp412.2 billion in 2001 to Rp774.4 billion in 2002 primarily due to taxes owing with respect to the Cross-ownership Transactions. Indosat’s taxable income decreased in 2002 compared against 2001, due to recognition of the gain on our sale of our ownership interest in Telkomsel in 2001, amounting to Rp10,718.6 billion in 2001 with no similar transaction in 2002. Current income tax expenses represented 30.4% and 18.3% of income before income tax in 2001 and 2002, respectively.

Income tax expenses—deferred increased by Rp766.8 billion, to an expense of Rp528.5 billion, mainly due to increases in deferred tax expenses associated with increases in write-offs of accounts receivable principally relating to a one-time write-off of international call receivables from Telkom, an increase in goodwill amortization and depreciation, each associated with our increased ownership interest in Satelindo, as well as a decrease in the valuation allowance for deferred tax assets relating to application of the accumulated tax loss carry-over from Satelindo during 2002.

Net income

Despite improved operating results from 2001 to 2002, our net income decreased Rp1,116.5 billion, or 76.9%, from Rp1,452.8 billion in 2001 to Rp336.3 billion in 2002, due to the above operating and non-operating financial performances.

B.    LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of our telecommunications business. Our telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although we have substantial existing network infrastructure, we expect to incur additional capital expenditures primarily in order to focus network development in areas we anticipate will be high-growth areas, as well as to enhance the quality and coverage of our existing network.

The following table sets forth certain information concerning our historical cash flows:

	For the year ended December 31,
	2001	2002	2003
Net cash flows:
From operating activities	1,553.7	344.5	3,212.1
Used in investing activities	(924.0)	(4,172.1)	(3,919.3)
From financing activities	402.3	2,019.8	2,385.0

Net Cash from Operating Activities.    Net cash provided by operating activities amounted to Rp344.5 billion and Rp3,212.1 billion for the years ended December 31, 2002 and 2003, respectively. The significant increase in 2003 was primarily due to increased cash received from customers, totaling Rp1,372.7 billion in 2003, and decreased cash paid to suppliers, employees, and taxes, totaling Rp1,775.1 billion in 2003. We attribute the general increasing trend primarily to growth in our cellular revenues and we expect this trend to continue as we add cellular subscribers.

Net Cash Used in Investing Activities.    Net cash used in investing activities amounted to Rp4,172.1 billion and Rp3,919.3 billion for the years ended December 31, 2002 and 2003, respectively. Net cash used in investing activities in 2003 has been driven primarily by significant increases in property and equipment, totaling Rp791.6 billion. Such increases include capital expenditures for new cellular equipment from Alcatel and Siemens.

Net Cash from Financing Activities.    Net cash provided from financing activities amounted to Rp2,019.8 billion and Rp2,385.0 billion for the years ended December 31, 2002 and 2003, respectively. The increase in 2002 was attributable to the issuance of the Rp1,075.0 billion Second Indosat Bond, the Rp175.0 billion Indosat Syari’ah Bond, a Rp1,150.0 billion syndicated loan obtained by IM3 and loans from BNI and BCA amounting to US$115.0 million, while the increase in 2003 was attributable to the issuance of the US$300.0 million Guaranteed Notes Due 2010, an additional Rp350.0 billion syndicated loan obtained by IM3, the Rp2,500.0 billion Third Indosat Bond and the Rp2,000.0 billion syndicated loan. The funds raised from financing activities were partially offset by dividend payments of Rp581.1 billion and Rp151.3 billion in the years ended December 31, 2002 and 2003, respectively, as well as repayments of certain long-term debt during such periods.

Debt.    As of December 31, 2003, we had outstanding short-term borrowings of Rp18.1 billion, long-term borrowings of US$115.0 million and Rp2,135.9 billion, and bonds payable of US$300.00 million (excluding unamortized bonds issuance cost amounting to Rp27.8 billion) and Rp4,757.1 billion. The decline in long-term debts amounting to Rp892.8 billion (including current maturities) is mainly due to repayment of Satelindo and IM3 loans totalling Rp4,133.4 billion, which repayment was funded by the syndicated loan obtained by Indosat, as well as Indosat’s U.S. dollar and Rupiah bond issuances, in late 2003. As a result, our long-term debt-to-equity ratio changed from 68.98% in December 31, 2002 to 83.44% in December 31, 2003. Existing debt agreements provide, among other things, for certain maintenance covenants including debt service coverage ratio, limitation on total debt, restrictions on liens and sale of assets. See “Item 4: Information on the Company—Description of existing indebtedness.”

Financing Plan.    We believe that existing indebtedness, together with cash flow from operations will provide sufficient financing for our anticipated capital expenditures, anticipated debt repayment and interest obligations and other operating needs under our current business plan. However, we face a liquidity risk if certain events occur, including but not limited to: the Indonesian macro economy grows slower than expected; our debt ratings are downgraded; or our financial performance or financial ratios deteriorate.

We intend to finance our immediate funding requirements primarily with internally-generated cash flow and additional vendor financing (which will be secured by the purchased equipment). We believe that we will have sufficient funds to cover our capital expenditure plans and service our debt obligations in 2004 and 2005.

In the event that we cannot finance our planned capital expenditure with internally-generated cash flows, we may seek other external sources of funding. Our ability to raise additional debt financing will be subject to certain covenants in our existing indebtedness. No assurance can be given that we will be able to obtain suitable financing arrangements (including vendor or other third-party financing) for our planned capital expenditures. In the event that we are unable to find such additional external funding sources, we may elect to reduce our planned capital expenditures. Such reduction in capital expenditure may have an adverse effect on our operating performance and our financial condition.

Capital expenditures

Historical capital expenditures

From 2001 through 2003, we invested a total of Rp20,236.0 billion in our various businesses, including Rp9,249.5 billion for our acquisition of Satelindo (directly and indirectly through Bimagraha). The remaining amount was primarily used to purchase equipment and services from foreign suppliers in connection with the development of our cellular networks. Approximately 86% of the balance was invested in the cellular networks of Satelindo and IM3. We expect our capital expenditures to be significant in immediate future periods due to the following: historically limited investments made by Satelindo due to restrictive debt covenants applicable prior to our US$75 million further equity investment in July 2002; our intention to enhance the capacity, coverage and quality of our existing cellular network; and demand-driven cellular network expansion targeted in areas with higher population density or cellular subscriber potential. We invested Rp4,319.5 billion (US$510.3 million) during 2003, primarily to add base stations and BTS sites, thereby increasing the coverage and capacity of our cellular network.

Capital expenditures for 2004 and 2005

Under our investment program, we plan to invest approximately US$675.0 million in 2004 and approximately US$500.0 million in 2005 in capital expenditures for our various businesses. We expect our investment program to peak in 2004, after which we expect to have compensated for historically-limited capital expenditure and significantly enhanced our cellular network coverage, capacity and quality.

We intend to allocate our capital expenditures for 2004 and 2005 as follows:

•	Cellular network investment: For the two-year period, we plan to apply a large majority of our capital expenditures to continue expanding the capacity and coverage and enhancing the quality of our cellular network. We plan to invest a total of approximately US$836.8 million in aggregate in our network in 2004 and 2005.

•	Other investment: We plan to invest the remainder of our capital expenditures over the next two years in non-cellular network areas, including the fixed-access network as we increase network access for our corporate customers and continue to provide voice, long distance and MIDI services to them and also make improvements to our backbone.

The foregoing amounts represent our budgeted investment plans; actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately 20% of budget.

The foregoing capital expenditure plan is based on our understanding of current market and regulatory conditions and we may amend our plans in response to changes in such conditions. In particular, depending on the regulatory framework for such other wireless services, we may decide to increase our investment in fixed wireless networks and services, either through increased capital expenditures, reallocation of our existing planned expenditures, through revenue-sharing schemes or a combination of the foregoing. Revenue-sharing schemes would include partnerships with private investors, under which such investors would finance construction of a project in exchange for revenues from the project, similar to a build-operate-transfer structure.

Critical accounting policies

Our consolidated financial statements have been prepared in accordance with Indonesian GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. We continually evaluate such estimates and judgments. Actual results may differ from these estimates under different assumptions or actual conditions.

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

Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on management’s evaluation of the collectability of the accounts at the end of the year. We maintain an allowance for doubtful accounts for estimated losses that result from the inability of our customers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based, in part, on past experience and current collection trends that are expected to continue. If economic or specific industry trends deteriorate beyond our estimates, actual losses could exceed estimated losses, and we would need to increase our allowance for doubtful accounts by recording an additional expense.

Goodwill and other intangible assets

Whenever we acquire a subsidiary which is not an entity under common control, any excess of acquisition cost over our interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of the acquisition date is recognized as goodwill. We amortize goodwill using the straight-line method. We review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations. At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets.

Estimated useful lives of property and equipment

We estimate the useful lives of property and equipment to determine the amount of depreciation expense to be recorded during each reporting period. Useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, taking into account anticipated technological or other changes.

Impairment of assets value

In accordance with SAK 48, “Impairment of Assets Value,” we review whether there is an indication of impairment at the balance sheet date. If there is an indication of assets impairment, we estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

Pension plan

Pension costs are accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Cost”. Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees at amounts ranging from 10%-20% of the employees’ basic monthly salaries.

Income Taxes

Our income tax policy is to recognize the estimated future tax effects of temporary differences between the financial and the tax bases of assets and liabilities, as well as the future tax benefit of the carry-forward of unused tax losses to the extent that realization of such benefit is probable. We evaluate the realizability of the deferred tax assets periodically and provide any necessary allowance.

Summary of Significant Differences between Indonesian GAAP and U.S. GAAP

Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. Given the number and nature of differences between U.S. GAAP and Indonesian GAAP, users of Indonesian GAAP financial statements should never assume that they are at all comparable to financial statements prepared in accordance with U.S. GAAP. A description of these differences between Indonesian GAAP and U.S. GAAP are summarized below and in Notes 42 and 43 to our audited consolidated financial statements, included herein.

This presentation should not be taken as inclusive of all Indonesian GAAP to U.S. GAAP comparison differences. Additionally, no attempt has been made herein to identify all disclosure, presentation or classification differences that would affect the manner in which events and transactions are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between Indonesian GAAP and U.S. GAAP as a result of prescribed changes to accounting standards. Regulatory bodies that promulgate Indonesian GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons, such as this one.

Capitalization of foreign exchange loss-net of gain

Under Indonesian GAAP, foreign exchange losses-net of foreign exchange gain on borrowings used to finance construction of an asset should be capitalized. Capitalization of net foreign exchange losses ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. As a result of this difference, for the years ended December 31, 2002 and 2003 our net income would be Rp0.5 billion and Rp0.6 billion lower under U.S. GAAP, respectively. See the discussion related to depreciation contained below in “—Depreciation related to capitalized foreign exchange loss-net and capitalized interest to properties under construction and installation.”

Interest capitalizable to properties under construction and installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e. properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company’s interest expense into a subsidiary’s asset is not allowed under Indonesian GAAP. We did not capitalize the interest incurred on our debts, proceeds of which were not used to acquire qualifying assets.

Under U.S. GAAP, SFAS No. 34 (“Capitalization of Interest Cost”) does not specify that the interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings.

Further, U.S. GAAP requires capitalization of a parent company’s interest expense to all qualifying expenditures. As a result of this difference, for the years ended December 31, 2002 and 2003, our net income would be Rp53.4 billion and Rp68.7 billion higher under U.S. GAAP, respectively. See the discussion related to depreciation contained below in “—Depreciation related to capitalized foreign exchange loss-net and capitalized interest to properties under construction and installation.”

Depreciation related to capitalized foreign exchange loss-net and capitalized interest to properties under construction and installation

The depreciation relating to capitalized net foreign exchange loss under Indonesian GAAP should be reversed for U.S. GAAP purposes. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP will result in additional depreciation recognized under U.S. GAAP. As a result of these differences, for the years ended December 31, 2002 and 2003, our net income would be Rp165.6 billion and Rp96.7 billion higher under U.S. GAAP, respectively.

Pension plan

Under Indonesian GAAP, we follow SAK 24, which provides an accounting method for pensions that is substantially consistent with the requirements of U.S. GAAP. Under U.S. GAAP, the accounting for these benefits is governed by SFAS No. 87 (“Employers’ Accounting for Pensions”), which was initially applied in January 1991. Under Indonesian GAAP, the transition obligation was calculated on January 1, 1995. As a result of this difference, for the years ended December 31, 2002 and 2003, our net income would be Rp191 million and Rp255 million higher under U.S. GAAP, respectively.

Post-retirement benefits

Under Indonesian GAAP, there are no strict requirements for recognition of an employer’s liability for healthcare plan granted to employees for the period subsequent to retirement. Through 2002, we accounted for these benefits as an expense at the time they are claimed. Under U.S. GAAP, we account for these benefits over the estimated service period of our employees based on actuarial assumptions which are similar to those provided by SFAS No. 106 (“Employers’ Accounting for Post-retirement Benefits Other than Pensions”). Starting in 2003, under Indonesian GAAP, our liability related to the above healthcare plan has been recognized in accordance with the provisions of SFAS No. 106. As a result, there is no longer a difference between Indonesian GAAP and U.S. GAAP on the liability for post-retirement benefits as of December 31, 2003. As a result of this difference, for the years ended December 31, 2002 and 2003, our net income would be Rp8.6 billion lower and Rp37.9 billion higher under U.S. GAAP, respectively.

Landrights

In Indonesia, except for ownership rights granted to individuals, the title to land rests with the Government under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through landrights, whereby the holder of the landright enjoys the full use of the land for a stated period of time, subject to extensions. We expect that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. However, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

Under Indonesian GAAP, expenses associated with the acquisition of the Government permit to use the land, such as the notary fee and taxes, should be amortized over the period the holder is expected to retain the landrights which, in our case, is an initial period ranging from approximately 20 to 30 years. Under U.S. GAAP, all costs to acquire the landrights should be amortized over the period the holder is expected to retain the landrights. As a result of the above difference in accounting treatment, when the landright is sold, the gain or loss from the disposal of land will be different under Indonesian GAAP and U.S. GAAP. As a result of this difference, for the years ended December 31, 2002 and 2003, our net income would be Rp8.7 billion and Rp11.6 billion lower under U.S. GAAP, respectively.

Revenue recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 101 (“Revenue Recognition”), revenue from service connection should be deferred and recognized over the expected term of the customer relationship. As a result of this difference, for the years ended December 31, 2002 and 2003, our net income would be Rp38.8 billion and Rp11.9 billion lower under U.S. GAAP, respectively.

Goodwill

Under Indonesian GAAP, starting in 2003, goodwill is amortized using the straight-line method over fifteen years. Prior to 2003, goodwill had been amortized over five years.

Under U.S. GAAP, starting with fiscal year beginning after December 15, 2001, goodwill is not amortized but is subject to impairment test under SFAS No. 142 (“Goodwill and Other Intangible Assets”). Prior to 2002, the goodwill arising from the acquisition of Bimagraha had been amortized over five years. Beginning in 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with SFAS No. 142. As a result of this difference, for the years ended December 31, 2002 and 2003, our net income would be Rp699.9 billion and Rp246.1 billion higher under U.S. GAAP, respectively.

Gain on the sale of other long-term investment

On September 30, 2003, we closed our second-sale transaction with Telkom by the sale of our 1.95% equity interest in PT Pramindo Ikat Nusantara.

Under Indonesian GAAP, this transaction is treated as a restructuring transaction between entities under common control although Telkom has ceased to be under common control with us since our acquisition by ICL in December 2002. Under Indonesian GAAP, an entity which ceases to be under common control shall still be treated as an entity under common control, within a period of twenty-four months from the time the common control ceases to exist. Accordingly, the gain on sale of investment in PT Pramindo Ikat Nusantara was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control,” a component of “Stockholders’ Equity.”

Under U.S. GAAP, we ceased to be under common control with Telkom effective in December 2002 when it was acquired by ICL; hence, the gain on sale of investment in PT Pramindo Ikat Nusantara was credited to current year income. As a result of this difference, for the year ended December 31, 2003, our net income would be Rp32.2 billion higher under U.S. GAAP.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

As of December 31, 2003, we did not conduct significant research and development activities.

D.    TREND INFORMATION

Please refer to the introductory discussion to “Item 5—Operating and Financial Review and Prospects—Operating Results” above for a detailed discussion of significant trends impacting our operating results and financial condition. See also “Item 3—Key Information—Risk Factors” for more information regarding why reported financial information may not necessarily be indicative of future operating results.

E.     OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2003, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2003, we had contractual obligations in the amounts of US$594.3 million of foreign currency contracts and Rp6,506.5 billion of Rupiah-denominated contracts. The foreign currency-denominated contractual obligations require payments in 2004 totaling US$179.3 million, US$115.0 million to be paid during the period from 2005 through 2007 and US$300.0 million to be paid during the period over 2010. The Rupiah-denominated contractual obligations include Rp588.2 billion to be paid during 2004, Rp3,473.8 billion to be paid during the period from 2005 through 2007 and Rp2,444.5 billion to be paid during 2008.

	Payments due by period
	Total		Less than one year		One to three years		Three to five years		Over five years
	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$
Contractual obligations:
Long-term debt	2,170.7	115.0	198.9	—	1,387.3	115.0	584.5	—	—	—
Bond payments(1)	3,946.5	300.0	—	—	2,086.5	—	1,860.0	—	—	300.0
Operating lease	3.6	0.4	3.6	0.4	—	—	—	—	—	—
Unconditional purchase obligations	385.7	178.9	385.7	178.9	—	—	—	—	—	—

Total contractual cash obligations	6,506.5	594.3	588.2	179.3	3,473.8	115.0	2,444.5	—	—	300.0

(1)	Excluding Second Indosat Bond Series B amounting to Rp200.0 million which doesn’t have specific maturity date due to the buy and sell option and Third Indosat Bond Series B amounting to Rp640.0 million which doesn’t have specific maturity date due to the early settlement and buy-back option.

Item 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two Boards are separate and no individual may be a member of both Boards. For information regarding our employees, see “Item 4—Information on the Company—Employees.”

Board of Commissioners

The Board of Commissioners consists of nine members, one of whom is designated as President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders. In accordance with Circular Resolution of Bapepam No. SE-03/PM/2000 dated May 5, 2000 and JSX Rule No. Kep. 315/BEJ/06/2000 dated July 1, 2000, as amended by JSX Rule No. Kep. 339/BEJ/07-2001 dated July 20, 2001, which requires that at least 30% of the members of the Board of Commissioners must be independent, the Extraordinary General Meeting of Shareholders on December 27, 2002 amended the composition of the Board of Commissioners and designated three commissioners as Independent Commissioners: Achmad Rivai, Soebagijo Soemodihardjo and Lim Ah Doo. Our Board of Commissioners consists of nine members as listed below:

Name	Age	Commissioner Since	Position
Peter Seah Lim Huat	57	2002	President Commissioner
Lee Theng Kiat	51	2002	Commissioner
Sio Tat Hiang	56	2002	Commissioner
Sum Soon Lim	61	2002	Commissioner
Roes Aryawijaya	52	2002	Commissioner
Umar Rusdi	59	2002	Commissioner
Achmad Rivai	55	2000	Independent Commissioner
Soebagijo Soemodihardjo	64	2000	Independent Commissioner
Lim Ah Doo	54	2002	Independent Commissioner

Set forth below is a short biography of each Commissioner:

Peter Seah Lim Huat has been the President Commissioner since December 2002. Mr. Seah is President and Chief Executive Officer of Singapore Technologies Pte Ltd. He was a banker for the past 33 years, retiring as Vice Chairman and Chief Executive Officer of Overseas Union Bank in 2001. Mr. Seah is Chairman of SembCorp Industries and Singapore Technologies Engineering. Presently, he sits on the boards of CapitaLand Limited, Chartered Semiconductor Manufacturing Ltd, StarHub Pte Ltd and ST Assembly Test Services in the Singapore Technologies Group. He is also Vice Chairman of Global Crossing Limited and President Commissioner of PT Bank Internasional Tbk. Mr. Seah also serves on the boards of the Government of Singapore Investment Corporation and EDB Investments Pte Ltd. He is also the Vice President of the Singapore Chamber of Commerce & Industry and the Honorary Treasurer of Singapore Business Federation Council. Mr. Seah graduated from the University of Singapore in 1968 with an honours degree in Business Administration.

Lee Theng Kiat has been a Commissioner since December 2002. Mr. Lee currently serves as the President and Chief Executive Officer of Singapore Technologies Telemedia Pte. Ltd. In the past, Mr. Lee has held several positions including Director of Legal/Strategic Investment of Singapore Technologies Ventures from 1992 to 1995, Director of Legal of Singapore Technologies Holdings from 1990 to 1992, and Director of Legal of Singapore Technologies Industrial Corporation from 1985 to 1989. Mr. Lee earned a Bachelor of Law (Honours) from the University of Singapore in 1976.

Sio Tat Hiang has been a Commissioner since December 2002. Mr. Sio currently serves as the Executive Vice President of Singapore Technologies Telemedia. Mr. Sio has held several positions including Group

Treasurer/Director of Strategic Investment of Singapore Technologies Pte Ltd from 1993 to 1997, Vice President of Corporate Finance of Singapore Technologies Holding from 1991 to 1993, Director/Corporate Accounts of Sun Hung Kai Securities Pte Ltd from 1989 to 1991 and Vice President/Head of Domestic Money Markets for OCBC Bank from 1987 to 1989. Mr. Sio earned a Bachelor’s degree in Business Administration (Honours) from the University of Singapore in 1970.

Sum Soon Lim has been a Commissioner since December 2002. Currently, Mr. Sum also serves as a Director of Chartered Semiconductor Manufacturing Ltd, Director of CapitaLand Ltd, Director of Singapore Technologies Telemedia, Director of Green Dot Capital Pte Ltd, Director of Vertex Ventures Holdings Ltd, Director of Singapore Health Services Pte Ltd, Director of Singapore Press Holdings Ltd, Corporate Advisor to Singapore Technologies Pte Ltd and Member of Securities Industry Council. Mr. Sum earned a Bachelor’s degree in Production Engineering from the University of Nottingham, United Kingdom.

Roes Aryawijaya has been a Commissioner since December 2002. Mr. Aryawijaya currently serves as the Deputy Minister of State-Owned Enterprises (Mining, Strategic Industry, Energy and Telecommunications) and Commissioners for Pertamina (State-Owned Oil Company). In the past, Mr. Aryawijaya has held several positions, including Head of Planning Bureau, the Secretariat General of the Department of Mining Energy from 1999 to 2000, Head of Geothermal Exploration and Production Sub-Directorate from 1994 to 1999, and Head of Natural Gas Refinery and Transportation Sub-Directorate from 1990 to 1991. Mr. Aryawijaya earned an MSc degree in Petroleum Economics from the University of New South Wales, Australia, and a degree in Petroleum Engineering from Bandung Institute of Technology in 1977.

Umar Rusdi has been a Commissioner since December 2002. Mr. Rusdi currently serves as Secretary General of the Ministry of Communications. In the past, Mr. Rusdi has held several positions, including Head of Research and Development of the Department of Communications from 2000 to 2001, President Commissioner of PT Pelindo I from 1994 to 1998, Member of the Supervisory Board for PT Pelindo I from 1991 to 1994, and Head of the Logistics Bureau from 1989 to 2000. Mr. Rusdi earned a degree in Economics from Universitas Islam Indonesia, Yogyakarta, in 1969.

Achmad Rivai has been a Commissioner since 2000. In 2001, Mr. Rivai was appointed as an Independent Commissioner and the Chairman of the Audit Committee. Mr. Rivai has held several positions including Director of Operations and Engineering of Indosat from 1996 to 2000, Director of International Telecommunications of Satelindo from 1993 to 1996, General Manager, Operations and Engineering, of Indosat from 1991 to 1993, General Manager, Operations, of Indosat from 1988 to 1991, and General Manager, Logistics and Development, of Indosat from 1987 to 1988. Mr. Rivai earned a degree in Electrical Engineering from the Bandung Institute of Technology in 1975.

Soebagijo Soemodihardjo has been a Commissioner since 2000. In December 2001, Mr. Soemodihardjo was appointed as an Independent Commissioner of Indosat. Mr. Soemodihardjo has held several positions including Chairman of Research and Development Agency of the Ministry of Communications from 1993 to 2000, President Commissioner of PT Pelindo III from 1992 to 1998, Member of the Supervisory Board of Perumka from 1992 to 1995, Commissioner of PT Varuna Tirta Prakarsya (Persero) from 1987 to 1996 and Head of the Legal Bureau and KSLN of the Ministry of Communications from 1985 to 1993. Mr. Soemodihardjo earned a Master of Science degree from the University of Indonesia in 1997, a degree in Law from 17 Agustus University (UNTAG) in 1973, and a degree in Public Administration from STIA-LAN RI in 1969.

Lim Ah Doo has been a Commissioner since December 2002 and was appointed an Independent Commissioner in the same year. Mr. Lim currently serves as the Director of GP Industries Ltd and President of RGM International Pte. Ltd. In the past, Mr. Lim has held several positions including Chairman and Managing Director of Deutsche Morgan Grenfell (Asia) Ltd from 1993 to 1995. Mr. Lim earned a Master of Business Administration degree from Cranfield School of Management in 1976, and a Bachelor of Science in Engineering (Honours) from Queen Mary College, University of London, in 1971.

In accordance with the terms of the Shareholders Agreement, dated December 15, 2002, between the Government (acting through the Ministry of State-Owned Enterprises) and ICL, Peter Seah Lim Huat, Lim Ah Doo, Lee Theng Kiat, Sio Tat Hiang and Sum Soon Lim were elected as a member of the Board of Commissioners pursuant to nominations by ICL. The remaining Commissioners have been elected pursuant to nominations by the Government.

The term of each member of the Board of Commissioners concludes at the close of the fourth annual general meeting of shareholders after the date of his appointment. The terms for the current Commissions are from 2001 to 2004. A Commissioner may be removed prior to the expiration of his term of office at a general meeting of the shareholders. A member of the Board of Commissioners may not assume a concurrent position which may cause a conflict of interest with our interests, directly or indirectly, without the approval of the shareholders at a general meeting. The Board of Commissioner’s business address is Jalan Medan Merdeka Barat 21, Jakarta, 10110, Republic of Indonesia.

Board of Directors

We are managed by a Board of Directors under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders. The Annual General Meeting of Shareholders on June 26, 2003 amended the composition of the Board of Directors. Indosat’s Board of Directors currently consists of seven members as listed below:

Name	Age	Director Since	Position
Widya Purnama	49	2002	President Director
Ng Eng Ho	50	2002	Deputy President Director
Wityasmoro Sih Handayanto	46	2003 2002	Director of Business Development Director of Corporate Development
Hasnul Suhaimi	46	2003 2002	Director of Cellular Marketing Director of Sales & Marketing
Nicholas Tan Kok Peng	45	2002	Director of Finance
Wahyu Wijayadi	47	2003	Director of Fixed Telecommunications & MIDI
Sutrisman	53	2003	Director of Corporate Services

Set forth below is a short biography of each Director:

Widya Purnama has been the President Director since June 2002. In the past, Mr. Purnama has held several positions, including President Director of EDI from 1995 to 2002, and served as a Board Member of EDIFACT Asia in 1995. Mr. Purnama earned a Masters degree in Business Administration in Technology from Bandung Institute of Technology in 1992 and a degree in Electrical Engineering from Surabaya Institute of Technology in 1983.

Ng Eng Ho has been the Deputy President Director since December 2002. In the past, Mr. Ng has held several positions including Managing Director of Keppel T&T from 1990 to 2002. Mr. Ng holds a Bachelor of Science, Telecomm System Engineering (Honours) from the Royal Military College of Science, UK.

Wityasmoro Sih Handayanto has been the Director of Business Development since April 2003 and Director of Corporate Development since June 2002. In the past, Mr. Handayanto has held several positions including Commissioner of Satelindo and IM3 from 2002 to 2003, General Manager for Business Development of Indosat from 2000 to 2002, Commissioner of Lintasarta from 2001 to 2002, Commissioner of Cambodia Telecommunication Corp. from 2000 to 2002, Director of Marketing & Sales and Development of Lintasarta from 1994 to 2000 and Director of PT Sisindosat from 1992 to 1993. Mr. Handayanto earned a Masters degree in Business Administration degree from IPMI in 1989 and a degree in Electrical Engineering from Bandung Institute of Technology in 1982.

Hasnul Suhaimi has been the Director of Cellular Marketing since April 2003 and Director of Sales and Marketing since June 2002. In the past, he has held several positions, including President Director of IM3 from 2001 to 2002, Director of Marketing and Sales of Telkomsel from 1998 to 2000, Director of Marketing and Sales of PT Indosel from 1997 to 1998, General Manager of Sales of Indosat from 1996 to 1997, General Manager of Marketing of Indosat from 1995 to 1996 and Operation Manager of Telex and Telephone from 1987 to 1990. Mr. Suhaimi earned a Masters degree in Business Administration from the University of Hawaii in 1992 and a degree in Electrical Engineering from Bandung Institute of Technology in 1981.

Nicholas Tan Kok Peng has been the Director of Finance since 2002. Since 2002, Mr. Tan has held the position as Vice President of Finance of StarHub Pte Ltd. In the past, Mr. Tan has held several positions including Director of Finance of Singapore Technologies Telemedia Pte. Ltd. from 2001 to 2002, Financial Controller for Southeast Asia of Becton Dickinson Medical Singapore Pte Ltd from 1997 to 2001, Financial Controller for Southeast Asia of Becton Dickinson Medical Product Pte Ltd from 1994 to 1997, Manager of Tax and Treasury of Hewlett Packard Singapore Pte Ltd from 1987 to 1994 and Corporate Internal Auditor of Texas Instruments Singapore in 1987. Mr. Tan earned a Bachelor degree in Accounting from the University of Singapore in 1982.

Wahyu Wijayadi has been the Director of Fixed Telecommunications & MIDI since June 2003. Currently, Mr. Wijayadi also holds the position of President Commissioner of IMM and Commissioner of Lintasarta. In the past, Mr. Wijayadi has held several positions including General Manager Corporate Secretary of Indosat from 2000 to 2002, General Manager, Jakarta Region of Indosat from 2002 to 2003, President Commissioner of Satelindo from 2001 to 2002, General Manager, Corporate Secretary of Indosat from 2000 to 2002, President Commissioner of Telkomsel from 2000 to 2001 and Operations & Production Director of PT Cipta Televisi Pendidikan Indonesia from 1997 to 2000. Mr. Wijayadi earned a Masters of Business Administration from IPMI, Jakarta in 1989 and a degree in Electrical Engineering from Bandung Institute of Technology in 1982.

Sutrisman has been the Director of Corporate Services since June 2003. In the past, Mr. Sutrisman has held several positions including General Manager of Administration and Human Resource Development of Indosat from 2002 to 2003, General Manager International Carrier Relation of Indosat from 1998 to 1999, President Director of MGTI from 1999 to 2003, Commissioner of MGTI from 1998 to 1999, Commissioner of Patrakomindo from 1997 to 1999, and General Manager of Carrier Relations of Indosat from 1996 to 1998. Mr. Sutrisman earned a degree of Law from the University of Indonesia in 1975.

The Directors’ terms of appointment end at the close of the fifth annual general meeting after the date of their appointment. At a general meeting of shareholders, the shareholders may remove any Director before the expiration of his term of office. A Director’s term of office will automatically terminate upon bankruptcy, resignation, death or in the event that the Director is prohibited by law from holding such position. Within 30 days after a vacancy opens on the Board of Directors that causes the number of members of the Board of Directors to be less than the minimum required number of Directors as stipulated in our Articles of Association, a general meeting of shareholders must be convened to fill the vacancy. A member of the Board of Directors may not assume a concurrent position, which may cause a conflict of interest, directly or indirectly, with the interests of Indosat. A member of the Board of Directors may assume a concurrent position that does not cause a conflict of interest, subject to the approval of the Board of Commissioners and notification to a general meeting of shareholders. Should the President Director want to assume a concurrent position of this type, the approval of a general meeting of shareholders is also required. The business address of the Board of Directors is Jalan Medan Merdeka Barat 21, Jakarta, 10110, Republic of Indonesia.

None of our Commissioners or Directors has a service contract with us, nor are any such contracts proposed or under consideration. No family relationship exists between or among any of the Commissioners or Directors listed above.

Compensation of Commissioners and Directors

Pursuant to our Articles of Association, for their services, Commissioners and Directors are entitled to remuneration, which is determined by the General Meeting of Shareholders. The rights of the shareholders to set remuneration for the Board of Directors may be delegated to the Board of Commissioners. As such, on March 8, 2004, Indosat convened the Extraordinary General Meeting of Shareholders. At such meeting, the shareholders approved the delegation of such authority to the Board of Commissioners, which will consider recommendations of the Remuneration Committee and shall report the result of the decision to the Annual General Meeting of Shareholders. The delegation of authority became effective as of March 8, 2004 and will remain effective until further determined by the shareholders at a General Meeting of Shareholders.

For the period January to December 2003, the total amount of remuneration paid in the form of salaries, bonuses and other benefits to Commissioners and Directors, including tax, was Rp34.5 billion. For the period January to June 2003, the total amount of remuneration paid in the form of salaries and other benefits to Commissioners and Directors was Rp12.9 billion. The bonuses paid to Commissioners and Directors in 2003, in relation to 2002, was Rp3.6 billion. The Directors for this period were Widya Purnama, Ng Eng Ho, Emil Soedarmo, Hasnul Suhaimi, Joseph Chan Lam Seng, Junino Jahja, Nicholas Tan Kok Peng, Raymond Tan Kim Meng and Wityasmoro Sih Handayanto. The Extraordinary General Meeting of Shareholders on June 26, 2003 changed the composition of the Board of Directors. In relation to that, the Company provided compensation amounting to Rp12.6 billion.

For the period July to December 2003, the total amount of remuneration paid in the form of salaries and other benefits to Commissioners and Directors was Rp11.7 billion. The Directors for the period of July to December 2003 were Widya Purnama, Ng Eng Ho, Hasnul Suhaimi, Nicholas Tan Kok Peng, Sutrisman, Wahyu Wijayadi and Wityasmoro Sih Handayanto.

Payment of bonuses and incentives to the Commissioners is determined at the general meeting of shareholders based on the recommendation of the Remuneration Committee. Payment of bonuses and incentives to the Directors is determined by the Board of Commissioners. The shareholders’ rights to determine bonuses and incentive payments to the Board of Directors has been delegated to the Board of Commissioners as approved at the Extraordinary General Meeting of Shareholders on March 8, 2004.

Board practices

The principal functions of the Board of Commissioners are to supervise the Board of Directors, review our development plan, and monitor the performance of our work plan, budget, the implementation of our Articles of Association and resolutions of the general meeting of shareholders. In carrying out its supervisory activities, the Board of Commissioners represents the interests of the shareholders and is accountable to the shareholders in their general meeting.

Meetings of the Board of Commissioners must be held at least once every three months. A meeting of the Board of Commissioners may be convened at any time when deemed necessary by the President Commissioner or when requested by at least one third of the total members of the Board of Commissioners. A meeting of the Commissioners is lawful and entitled to make lawful and binding decisions only if attended by more than half of the members of the Board of Commissioners. At any meeting each Commissioner is entitled to one vote and, in addition, may make one vote for each Commissioner he is representing. A Commissioner may be represented at a meeting of the Commissioners only by another Commissioner appointed pursuant to a power of attorney. Except as otherwise provided in the Articles of Association, resolutions of the Board of Commissioners must be adopted by deliberation and consensus. If no agreement is reached by deliberation and consensus, resolutions must be passed by a simple majority. In the event of a tie vote, the proposal is deemed rejected unless the matter concerns an individual, in which case the President Commissioner may decide the matter. The Board of Commissioners may adopt lawful and binding decisions without convening a meeting of the Commissioners if all of the members of the Board of Commissioners approve the decision in writing.

The Board of Directors is generally responsible for managing our business in accordance with all applicable laws, the Articles of Association and the policies and directives issued by the general meeting of shareholders and the Board of Commissioners. The President Director alone shall have the authority to represent and act on behalf of the Board of Directors and Indosat. If the President Director is absent or disabled, the Deputy President Director shall have authority to represent and to act on behalf of the Board of Directors, if the Deputy President Director is absent or disable, one of the Directors designated by the President Commissioner shall have authority to represent and act on behalf of the Board of Directors and Indosat. The Board of Directors is required to obtain the written approval of the Board of Commissioners for the following actions: purchasing and/or selling shares of other companies on public markets in excess of amounts determined by the Board of Commissioners at a meeting thereof; disposing or selling fixed assets in excess of an amount determined by the Board of Commissioners at a meeting thereof; entering into a license agreement or cooperation, management or similar agreement with other enterprises or parties for a period of more than one year; determining to cease collecting and to write off credits from the books in excess of amounts as determined by the Board of Commissioners at a meeting thereof; binding us as guarantor with financial consequences in excess of an amount determined by the Board of Commissioners at a meeting thereof; accepting or granting medium/long-term loans and accepting non-operational short-term loans in excess of an amount stipulated in our Work Plan and Budget and approved by the Board of Commissioners at a meeting thereof; participating or divesting our capital participation in other enterprises not conducted through the capital markets; and establishing a new subsidiary. In addition, transactions involving capital participation or disposals of capital participation by us in other enterprises involving 10% or more of our revenues or 20% or more of stockholders’ equity or such other amount as specified in Indonesian capital market regulations must be authorized by the shareholders at the general meeting of shareholders.

Meetings of the Board of Directors are convened when called by the President Director or Vice President Director or when requested by more than one-third of the total members of the Board of Directors.

A meeting of the Directors is valid and entitled to adopt binding decisions only if attended by a majority of the members of the Board of Directors. A Director may be represented at a meeting of the Directors only by another Director appointed pursuant to a power of attorney issued for that particular purpose. At any meeting of Directors each Director is entitled to one vote and, in addition, one vote for each other Director he is representing. Resolutions of the Board of Directors must be adopted by deliberation and concensus. If no agreement is reached through such process, resolutions must be passed by a majority vote, and, in event of a tie vote, the President Director has a deciding vote. The Board of Directors may adopt valid and binding resolutions without convening a meeting of the Directors if all of the Directors approve and sign the resolutions in writing.

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

The Articles of Association provide that if there is a conflict between Indosat’s interests and those of a Director, then with the approval of the Board of Commissioners, Indosat shall be represented by another member of the Board of Directors. If all Directors have a conflict, Indosat shall be represented by the Board of Commissioners or one Commissioner designated by the Board of Commissioners. If all the Board of Commissioners has a conflict, the shareholders, pursuant to a general meeting of shareholders, may appoint one or more persons to represent Indosat.

Audit Committee

In accordance with JSX Regulation No. Kep. 315/BEJ/06/2000, as amended by JSX Regulation No. Kep. 339/BEJ/07/2001, on the General Procedures of Equity Stock Listing in the Stock Exchange, dated June 30, 2000 and BAPEPAM Regulation No. IX.I.5 on the Formation and Guidance of the Audit Committee, require a public company to have an Audit Committee. The Audit Committee is responsible to the Board of Commissioners. The members of the Audit Committee shall consist of at least one independent commissioner and at least two other members from outside the public company. In addition, we have enacted a pre-approval policy for the Audit Committee in connection with audit and permitted non-audit services to be provided by our principal external auditors.

In accordance with such regulations, we have formed an Independent Audit Committee, consisting of five persons and chaired by one of the Independent Commissioners. The duties of the Audit Committee include providing professional, independent advice to the Board of Commissioners and identifying matters that require the attention of the Board of Commissioners, including review of the following: our financial information (including financial reports and projections); the independence and objectivity of our public accountant; the adequacy of our public accountant’s audits that all material risks have been considered; the effectiveness of our internal controls; our compliance as a listed company with the prevailing capital markets regulations and other regulations related to our primary business; reviewing our internal auditors’ duties; and the preparation of an audit committee charter. The members of our audit committee are Achmad Rivai (Chairman), Lim Ah Doo, Soebagijo Soemodihardjo, Achmad Fuad Lubis and Wuryanto.

Share Ownership

In October 1994, we completed an initial global public offering of shares (the “Initial Public Offering”). Pursuant to the Initial Public Offering, we sold 103,550,000 Series B shares to the public in Indonesia, and the Government sold 258,875,000 Series B shares, represented by 25,887,500 ADSs, to non-Indonesian persons located outside Indonesia. The Series B shares began trading on the Jakarta Stock Exchange and the Surabaya Stock Exchange on October 19, 1994. The ADSs began trading on the New York Stock Exchange on October 18, 1994.

To our knowledge, as of June 9, 2004, apart from ICL and the Government, there were no shareholders beneficially owning more than 5% of our outstanding common stock.

The following table sets forth information as of December 31, 2003 regarding (i) persons known to us to own more than 5% of our common stock (whether directly or beneficially through ADSs); and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors.

Title of class	Identity of person or group	Amount owned	Percent of class
Series A	Government	1	100.00%
Series B	Indonesia Communications Limited (ICL)	434,250,000	41.94
Series B	Government	155,324,999	15.00%
Series B	Achmad Rivai	*	*
Series B	Widya Purnama	*	*
Series B	Hasnul Suhaimi	*	*
Series B	Wahyu Wijayadi	*	*
Series B	Sutrisman	*	*

*	Less than 1%

Employee stock option program

Following the resolution of our Extraordinary General Meeting of Shareholders held on December 27, 2002 and the Annual General Meeting of Shareholders held on June 26, 2003, the shareholders voted to approve a plan to issue 51,775,000 Indosat Series B shares, or approximately 5% of our issued and paid up capital immediately prior to that Annual General Meeting of Shareholders, which will be allocated to our employees through an Employee Stock Option Program. Permanent employees, directors and commissioners of Indosat and its consolidated subsidiaries will be eligible to receive options to purchase our shares.

Our Board of Commissioners have been delegated authority to issue new shares in the amount and at such time in accordance with the terms of the plan, the detailed terms of which are currently being finalized by us. Options to purchase half of the shares to be issued under the plan were allocated for distribution in 2003, commencing August 1, 2003, with a one-year vesting period and exercisable within one year commencing August 1, 2004 (the first phase), and the options to purchase the remaining half of such shares will be distributed in 2004, similarly with a one-year vesting period and exercisable within one year commencing August 1, 2005 (the second phase). For the first phase of the plan, the exercise price of the options is 90% (after taking into account a 10% discount) of the average closing price for our shares during a period of 25 consecutive trading days in the JSX regular market prior to the announcement of the June 26, 2003 Annual General Meeting of Shareholders, which exercise price equals Rp7,837. The exercise price of the options for the second phase will be determined at our Annual General Meeting of Shareholders in 2004.

In connection with the implementation of our stock split, which was approved by the shareholders at the Extraordinary General Meeting of Shareholders on March 8, 2004, the existing Employee Stock Option Program has been adjusted. For options granted prior to the stock split, the exercise price will be divided by five (Rp1,567.4) and the number of options granted will be multipled by five.

Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our major shareholders are ICL and the Government, acting through the Ministry of State-Owned Enterprises, which together own 56.94% of our common stock. In addition, the Government holds the Special Share and has special voting rights. As of December 31, 2003, aside from ICL and the Government, there were no shareholders beneficially owning more than 5% of our outstanding common stock.

The Government

Prior to the Initial Public Offering in 1994, the Government owned 100% of our outstanding common stock. As of the beginning of 2002, the Government owned 65% of our outstanding common stock. By virtue of its common stock ownership, the Government had retained control over us and had the power to elect all of our Board of Commissioners and our Board of Directors and to determine the outcome of substantially all actions requiring the approval of the shareholders. In addition, pension plans, insurance funds and other Indonesian investors owned or controlled, directly or indirectly, by the Government, purchased shares of common stock in the Initial Public Offering.

On May 16, 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender, reducing the Government’s shareholding to 56.9%. On December 20, 2002, the Government sold 41.9% of our outstanding common stock to ICL (described below), further reducing the Government’s shareholding to 15.0%. However, aside from our common stock, our capital structure also includes a special share, the Series A Share, and the Government retains a significant degree of control of this through the Special Share.

As the holder of the Special Share, the Government has special voting rights. The material rights and restrictions which are applicable to the common stock are also applicable to the Special Share, except that the Government may not transfer the Special Share and it has veto rights with respect to: (i) the merger, consolidation, acquisition, dissolution and liquidation of Indosat; and (ii) amendments to the Articles of Association, including to the purposes and objectives of Indosat and increases in our share capital without pre-emptive rights. The above veto rights are limited by the Shareholders Agreement between the Government and ICL described below to the extent that the Government has agreed to vote all of its shares in accordance with the written instructions of ICL on the above matters for a period of one calendar year from effectiveness of the sale to ICL.

ICL

On December 15, 2002, ICL, a subsidiary of STT Communications Ltd, entered into a Share Purchase Agreement (the “Share Purchase Agreement”) and a Shareholders’ Agreement (the “Shareholders’ Agreement”) with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as a shareholder of Indosat. STT Communications Ltd is 99% owned by ST Telemedia, which is part of the Singapore Technologies group and which is directly and indirectly owned by Temasek Holdings (Private) Limited. Pursuant to the Share Purchase Agreement, the Government agreed to sell, and ICL agreed to purchase, 434,250,000 Series B shares representing 41.9% of the total outstanding Series B shares. The sale and purchase of the Series B shares under the Share Purchase Agreement was consummated on December 20, 2002, at which time the Shareholders’ Agreement became effective. After consummation of this sale and purchase, the Government held 155,324,999 Series B shares, representing 15.0% of the total outstanding Series B shares. The aggregate purchase price for the Series B shares acquired by ICL pursuant to the Share Purchase Agreement was Rp5,623,537,500,000 (approximately US$627.4 million).

Under the Shareholders’ Agreement the Government and ICL have agreed to vote their respective shares and procure that their respective nominated directors vote and take all other action necessary in order to give effect to the provisions of the Shareholders’ Agreement. The Government has agreed with ICL to discuss how it will vote on resolutions at a shareholders meeting relating to certain matters set out in the Shareholders’ Agreement if requested by ICL. The Government has also agreed to vote all of its shares in accordance with ICL’s written instructions on certain matters set out in the Shareholders’ Agreement for a period of one year from December 20, 2002.

Under the Shareholders’ Agreement, each of the Government and ICL must vote its shares and take all other action necessary or required to elect to the Board of Commissioners. They have agreed to elect (i) the required number of commissioners nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government’s holding of Series B shares was reduced beyond a certain number (the “Residual Shares”) but the Government remained the holder of the Series A Share. The Government and ICL must also vote their shares and take all other action necessary or required to elect to the Board of Directors including (i) the required number of directors nominated by ICL so that such nominees constitute a simple majority on the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government’s holding of Series B shares was reduced to less than the Residual Shares. There are also certain quorum requirements set out in the Shareholders’ Agreement.

ICL is restricted under the Shareholders’ Agreement from transferring any Series B shares, acquired from the Government, for a period of three years from the purchase of the shares, i.e. until December 20, 2005, subject to certain exceptions. Under the Shareholders’ Agreement, the Government shall not transfer any Residual Shares for a period of one year from the purchase of the shares, i.e., until December 20, 2003, other than to ICL and to certain affiliates. The Shareholders’ Agreement will terminate on December 31, 2005 (or earlier in limited circumstances).

The Government’s sale to ICL has triggered several demonstrations and protests, including two class action lawsuits, one lodged by an Indonesian non-governmental organization and another lodged by more than 100 parties, each alleging that proper government and parliamentary approvals, as required by the Indonesian constitution, were not obtained for the sale. These suits were dismissed by the Central Jakarta District Court, but appeals to the High Court are pending. There are only limited precedents with respect to such suits in Indonesia, and we are unable to assess the validity of the plaintiffs’ claims. As a result, the outcome of the case is uncertain.

The descriptions of the Share Purchase Agreement and the Shareholders’ Agreement contained herein are qualified in their entirety by reference to such documents, which are incorporated as exhibits hereto by reference to the Schedule 13D filed jointly by ICL and certain of its related parties with the Commission on January 29, 2003.

Related Party Transactions

Indosat is a party to certain agreements and engages in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as the Government and entities that are related to or owned or controlled by the Government. The most significant of these transactions include interconnection agreements and account receivables with and in Telkom, cash and cash equivalents in the amount of Rp2,228.6 billion deposited in state-owned banks as of December 31, 2003. We are a party to an on-lending agreement with the Government. We also pay 1% of Government fees to the MoC with respect to our operations. In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers. The transactions in 2001 to eliminate Indosat’s and Telkom’s cross-ownership in certain subsidiaries were also considered related party transactions, as both Indosat and Telkom were under common control by the Government. Transactions between Indosat and our principal consolidated subsidiaries, Satelindo and Lintasarta, are also considered related party transactions.

Item 8:    FINANCIAL INFORMATION

Consolidated Financial Statement and Other Financial Information

See Item 17 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

To our knowledge, we are not party to any material legal proceedings and there are no material legal proceedings pending with respect to our properties other than as disclosed herein. On May 5, 2004, we received the Supreme Court’s verdict No. 1610K/PDT/2003 in favor of Primer Koperasi Karyawan Pariwisata, Seni dan Kebudayaan/Parsenibud (known as Primkopparsenibud), regarding a foreign currency exchange transaction. The Supreme Court’s verdict requires us to pay Rp13,660.2 million plus 6% interest per annum from February 16, 1998 until the final settlement date. We are currently in the process of civil review (Peninjauan Kembali) in connection with such judgment.

Although we are not a named defendant to the suit, we are the subject of a class action suit with respect to the sale of 41.9% of our shares by the Government to ST Telemedia. The outcome of this class action is uncertain. See “Key Information—Risk Factors—Risks related to us—Our controlling shareholders’ interests may differ from those of our other subsidiaries.”

We are also subject to a claim from the Government’s Ministry of Finance set forth in its letter No.S-498/LK/2004 dated February 5, 2004. Such claim assesses a dividend penalty in the amount of Rp20.6 billion and Rp42.9 billion arising from Indosat’s failure to pay its dividends for the years ended December 31, 1999 and 2000, respectively, to the Government. Regulations require state-owned enterprises to pay dividends in accordance with certain regulatory schedules. Indosat has refused to pay such dividend penalty to the Government because the payment schedule of dividends for 1999 and 2000 was agreed by the shareholders of

Indosat, including the Government, acting through the Minister for State-Owned Enterprises, in compliance with JSX and NYSE rules.

Dividend policy

Our shareholders declare dividends at the Annual General Meeting of Shareholders upon the recommendation of our Board of Directors. At our 2001, 2002 and 2003 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 35%, 40% and 45% of net income for the years ended 2000, 2001 and 2002, respectively. We intend to continue paying dividends, consistent with past practices, amounting to between 30% and 50% of our net income.

Item 9:    THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for the Common Stock on the JSX:

	Price per Share
Period	High	Low
	(in Rupiah)
Calendar Year
1999	16,300	9,600
2000	18,750	6,500
2001	11,150	7,300
2002	13,650	6,400
2003	15,000	7,250

Financial Quarter
First Quarter 2002	10,800	8,900
Second Quarter 2002	13,650	10,250
Third Quarter 2002	11,000	8,300
Fourth Quarter 2002	9,300	6,400
First Quarter 2003	8,800	7,250
Second Quarter 2003	9,450	7,650
Third Quarter 2003	9,550	8,000
Fourth Quarter 2003	15,000	9,350

Month
December 2003	15,000	12,000
January 2004	16,800	15,200
February 2004	19,100	15,700
March 2004[1]	3,850	3,330
April 2004[1]	4,525	3,750
May 2004[1]	4,125	3,275
June 2004 (through June 9)[1]	3,975	3,725

(1)	As adjusted for the 5-for-1 stock split approved on March 8, 2004.

On June 9, 2004, the closing price for a share of Common Stock was Rp3,800.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the NYSE.

Price per ADS
Period	High	Low
(in US$)
Calendar Year
1999	24 10/16	10 6/16
2000	24 8/16	7 1/16
2001	12 13/64	6 13/16
2002	14 13/64	7 11/32
2003	18	8 1/32

Financial Quarter
First Quarter 2002	10 15/16	8 33/64
Second Quarter 2002	14 13/64	10 45/128
Third Quarter 2002	20 13/64	9 1/16
Fourth Quarter 2002	10 181/256	7 11/32
First Quarter 2003	9 123/128	8 1/32
Second Quarter 2003	11 119/256	8 35/64
Third Quarter 2003	11 41/128	9 21/64
Fourth Quarter 2003	18	11 57/128

Month
December 2003	18	14
January 2004	19 109/128	17 13/16
February 2004	22 17/128	18 7/32
March 2004	22 7/8	18 15/16
April 2004	26 23/64	21 51/64
May 2004	23 41/64	18 19/32
June 2004 (through June 9)	21 13/32	19 55/64

On June 9, 2004, the closing price for an ADS was US$20.45 on the NYSE.

Markets

Our Common Stock is listed on the JSX and the SSX. The JSX is the principal non-U.S. trading market for our Common Stock. In addition, ADSs, each representing 50 shares of Common Stock, are listed on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 Series B shares (as compared to the ten Series B shares previously represented thereby).

The Indonesian Securities Market

Currently, there are two principal stock exchanges in Indonesia. The primary market is the JSX and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp460.4 trillion at year end 2003 as compared to Rp404.9 trillion for the SSX. Total trading value on the JSX during 2003 was Rp125.4 trillion, compared with Rp3.1 trillion on the SSX.

Overview of the JSX

There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m.

Trading is divided into three market segments: regular market, negotiable market, and cash market. The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. With respect to the trading of stock, the round lots consist of 500 shares. The price movements are limited as follows: (i) if the share price is below Rp500, then the price moves in increments of Rp5 with the aggregate daily price movement limited to Rp50; (ii) if the share price is between Rp500 to Rp5,000, then the price moves in increments of Rp25 with the aggregate daily price movement limited to Rp250; and (iii) if the share price exceeds Rp5,000, then the price moves in increments of Rp50 with the aggregate daily price movement limited to Rp500. Auctioning takes place according to price priority and time priority. Price priority gives priority to buying orders at a lower price or selling orders at a higher price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

The negotiable market trading consists of (i) block trading (i.e., lots of 200,000 shares or more); (ii) odd lot trading with round lots of less than 500 shares; (iii) crossing by an exchange member receiving buying and selling orders for the same number of shares at the same price; and (iv) foreign board trading in stocks where foreign ownership has reached 49% of listed shares. Odd lots may not be traded more than 5% above or below the latest price on the regular market. Odd lot dealers may set prices within a range of not more than 7% above or below the regular market price, and must buy or sell stock directly to and from customers in crossing without charging commission. In the case of newly listed or newly traded shares which have yet to establish a market price, the price referred to is the initial public offering price.

Transactions on the JSX regular market and non-regular market are required to be settled no later than the third trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, the cash market trading takes place, pursuant to which trading of securities by means of direct negotiation on cash and carry terms will be conducted. All cash market transactions must be reported to the JSX. An exchange member defaulting in settlement is liable to a fine of 0.25% for the first day and thereafter a fine of 0.5% of the transaction value payable to his counterpart in the transaction, and shall also be issued with a warning. Delay in payment of the fine is also liable to a penalty equal to 1% of the fine for each calendar day of delay.

The JSX board of directors may cancel a transaction if proof exists of fraud, manipulation or the use of insider information. The board of directors may also suspend trading if there are indications of bogus transactions or jacking up of share prices, misleading information, use of insider information, counterfeit securities or securities blocked from trading, or other important events.

Exchange members may charge a fee for their services based on an agreement with the clients up to a maximum of 1% of the transaction value. When conducting stock transactions on the JSX, exchange members are required to pay a transaction fee equal to the cumulative transaction value for each month based on 0.04% (subject to a minimum fee of Rp250,000) of transaction for stocks and other registered securities.

Shareholders or their appointees may request the issuer or a Securities Administration Bureau appointed by the issuer at any time during working hours to register their shares in the issuer’s Registry of Shareholders.

The Indonesian capital markets are generally less liquid than those in countries with more developed capital markets. This illiquidity is especially pronounced for large blocks of securities. Also, prices in the Indonesian capital markets are typically more volatile than in such other markets. Accordingly, there can be no assurance that a holder of Common Stock will be able to dispose of Common Stock at prices or at times at which such holder would be able to do so in more liquid markets or at all. Further, no assurance can be given that a holder of Common Stock will be able to dispose of Common Stock at or above such holder’s purchase price.

Trading on the NYSE

The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of Common Stock (as compared to the ten Series B shares previously represented thereby). As of December 31, 2003, 7,272,383 ADSs, representing 7.02% of our Common Stock, were outstanding in the United States and there were 70 registered owners of ADSs.

Item 10:    ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2003, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 4,000,000,000 shares consisting of one Special Share and 3,999,999,999 shares of Common Stock, each share of par value 500 Rupiah. Of the authorized capital, 1,035,500,000 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 1,035,499,999 Series B shares, or with a total nominal value of Rp517,750,000,000 by:

a.	the Republic of Indonesia, one Series A share and 155,324,999 Series B shares with a total nominal value of Rp77,662,499,500;

b.	Indonesia Communications Limited, 434,250,000 Series B shares with a total value of Rp217,125,000,000; and

c.	the Public, 445,925,000 Series B shares with a total nominal value of Rp222,962,500,000.

On March 8, 2004, we held an Extraordinary General Meeting of Shareholders which approved the split of nominal value of Series A share and Series B shares from Rp500 to Rp100 per share, which increased our authorized shares to 20,000,000,000 shares and our issued shares to 5,177,500,000 shares. After the stock split, the authorized capital of Indosat is Rp2,000,000,000,000 divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of our authorized capital, 5,177,500,000 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,177,499,999 Series B shares, or with a total nominal value of Rp517,750,000,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,499,900;

b.	Indonesia Communications Limited, 2,171,250,000 Series B shares with a total value of Rp217,125,000,000; and

c.	the Public, 2,229,625,000 Series B shares with a total nominal value of Rp222,962,500,000.

The amendment to the Articles of Association of Indosat, necessitated by the stock split, has been reported to and accepted by the Minister of Justice and Human Rights of Indonesia under number C-05582 HT.01.04.TH.2004, dated March 8, 2004. Such amendment has been registered in the Central Jakarta Company Register Office under number 0540/RUB.09.05/III/2004, dated March 9, 2004.

Common Stock

The following is a summary of the material rights and restrictions related to the Common Stock of Indosat based upon applicable provisions of Indonesian law and provisions of Indosat’s Articles of Association (the “Articles”), which were most recently amended and restated on March 8, 2004 and approved by the Minister of Justice and Human Rights of Indonesia on March 8, 2004. This description does not purport to be complete and is qualified by reference to the Articles and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles.

All of the shares of Common Stock are registered shares and are issued in the name of the owner of the Common Stock registered in the register of shareholders of Indosat. The Board of Directors keep a register of shareholders of Indosat, and Indosat must treat the person whose name is entered in such register of shareholders as the only person entitled to exercise any rights conferred by law with respect to such Common Stock.

All transfers of Common Stock must be evidenced by an instrument of transfer signed by or on behalf of the transferor and by or on behalf of the transferee or based on other letters, which give satisfactory evidence of such transfer in the opinion of the Board of Directors. Transfers of Common Stock take effect only after the transfer is registered in the register of shareholders. The transferor of any Common Stock will be treated as the owner of such Common Stock until the name of the transferee has been entered in the register of shareholders.

The holders of Common Stock are entitled to pre-emptive rights if Indosat issues Common Stock, convertible bonds, warrants or similar securities. Such pre-emptive rights may be transferred or assigned to third parties subject to the restrictions set forth in the stipulations in the Articles, prevailing capital markets regulations and Indonesian law. Any rights issued shall be first approved by Indosat’s general meeting of shareholders and an announcement of such a plan shall be made by the Board of Directors in two daily newspapers (one in the English language and one in the Indonesian language). If the holders of Common Stock do not exercise their pre-emptive rights within the period fixed by the Board of the Directors in accordance with the relevant regulations, the Board of Directors may issue such Common Stock, convertible bonds, warrants or similar securities to third parties at a price and on terms at least the same as that offered previously to the existing shareholders and as determined by the Board of Directors.

Indosat’s authorized capital stock may be increased or decreased only by a resolution of an extraordinary general meeting of shareholders and an amendment of the Articles. Any such Amendment will be effective only after it receives approval from the Minister of Justice and Human Rights of Indonesia.

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

Special Share

The material rights and restrictions which are applicable to the Common Stock are also applicable to the Special Share, except that the Government may not transfer the Special Share and has a veto with respect to (i) merger, consolidation and acquisition of Indosat; and (ii) amendments to the Articles, including amendments to any provision related to the objectives and purposes of Indosat, increase of authorized capital without pre-emptive rights and the merger, consolidation, acquisition, dissolution and liquidation of Indosat.

Purpose and Duration

Pursuant to Article 3 of the Articles, Indosat’s purposes, objectives and business activities are as follows:

1.	The purposes and objectives of Indosat are to undertake telecommunications network and/or services as well as the informatics business.

2.	To achieve the purposes and objectives referred to above, Indosat is permitted to undertake various activities, including:

a.	To carry out business and/or activities in the provision and services of the telecommunications network and/or services as well as the informatics business;

b.	To carry out business and/or activities of planning, construction of infrastructure, and provision of telecommunication as well as the informatics business facilities and supporting resources;

c.	To carry out business and activities to operate (including the marketing and sale of telecommunications networks and/or services as well as the informatics business carried out by Indosat), to engage in the maintenance, research, development of the telecommunications as well as the informatics business infrastructure and/or facilities, to conduct education and training, both within and outside the country; and

d.	To carry out business and/or activities related to the development of telecommunications as well as the informatics business.

Indosat was established on November 10, 1967 with no time limit on its establishment.

Voting Rights

Each share of Common Stock entitles the registered holder thereof to one vote at any general meeting of shareholders of Indosat.

An annual general meeting of shareholders must be held, at the latest, on June 30 of each year. At such annual general meeting, the Directors must (i) report on the affairs and management of Indosat and the results for the most recent financial year; (ii) submit the audited balance sheet and audited profit and loss statement for such financial year to the meeting for approval; (iii) determine the plan for use of profit and the amount of dividend for such financial year; (iv) submit a request for the appointment of a public accountant; and (v) submit all other matters to be addressed at the meeting. All materials described in (i) through (v) will be made available at Indosat for inspection by shareholders no later than 21 days prior to the annual general meeting of shareholders. Proposals duly submitted by shareholders representing at least 25% of Indosat’s subscribed shares may be included in the agenda of such meeting, provided that such proposals are received by the Board of Directors at least 14 days prior to such meeting.

The Board of Directors or the Board of Commissioners may convene an extraordinary general meeting of shareholders and must convene such a meeting upon receipt of written notice from a shareholder or shareholders representing at least 10% of the subscribed shares of Indosat. If the Directors fail to provide notice of such a meeting within 35 days of sending such notice, the shareholders concerned or the Board of Commissioners may call such meeting at the expense of Indosat.

Announcement of a general meeting is given to shareholders at least 14 days prior to the notice for the general meeting by an advertisement in at least two daily newspapers (one in the Indonesian language and one in the English language), one of which has a wide circulation in Indonesia. Notice must be given by placement of advertisement in at least two daily newspapers, one of which is in the Indonesian language and has a wide circulation in Indonesia and one of which is in the English language at least 14 days before the date of the meeting in the case of an extraordinary general meeting and at least 21 days before the date of an annual general meeting, in each case, excluding the date of the notice and the date of the meeting.

If all shareholders are present and/or represented, notice requirements may be waived and the general meeting of shareholders may adopt binding resolutions.

The quorum for a general meeting of shareholders requires shareholders representing at least 50% of the issued shares of Common Stock to be represented in person or by a power of attorney at such meeting.

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

No later than 90 days from the closing of the fiscal year, the Board of Directors must submit the balance sheet, profit and loss account and other financial statements audited by a public accountant to the Board of Commissioners, who must review these statements and report on this review to the general meeting of shareholders. Copies of such documents must be available at the head office of Indosat from the date of notice for the annual general meeting of shareholders up to the date of closing of the annual general meeting of shareholders.

The annual general meeting of shareholders will consider and decide whether or not the balance sheet and profit and loss account of Indosat is approved. Such approval fully discharges the Board of Directors and the Board of Commissioners from their responsibilities during the fiscal year concerned to the extent that such actions are reflected in such balance sheet and profit and loss account.

Utilization of Profit and Dividends

The profit of Indosat, as determined by the annual general meeting of shareholders, after deduction of corporate tax, must be used as a reserve fund, for dividends and for other purposes, the percentage of which must be determined annually by a general meeting of shareholders.

Dividends are paid in accordance with a resolution adopted at a general meeting of shareholders, upon the recommendation of the Board of Directors, which resolution also determines the time and manner of payment of the dividends. All shares of Common Stock which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividends or other distribution. Dividends are payable to the persons whose names are entered in the register of shareholders of Indosat, on a business day determined by the general meeting of shareholders at which the resolution for the distribution of dividends is adopted.

The Board of Directors and the Board of Commissioners may, by resolutions of both, declare interim dividends if the financial condition of Indosat so permits, provided that such interim dividends are offset against the dividends to be declared at the subsequent annual general meeting.

Dividends unclaimed after five years from the date of which they are payable cease to be payable and are to be credited to the reserve fund of Indosat. Notices concerning dividends and interim dividends must be announced in a at least two daily newspapers in the Indonesian language with wide or national circulation in Indonesia, in one daily newspaper in the English language and on the stock exchange where the shares are listed.

If the profit and loss account in one fiscal year shows a loss which cannot be covered by the reserve fund referred to below, the loss remains recorded as such in the profit and loss account and for the succeeding years Indosat is deemed not to have made a profit if the loss recorded as such in the profit and loss account has not been fully covered.

To cover future losses, a reserve fund may be created and the amount of the reserve fund will be determined by a general meeting of shareholders. The reserve fund may be used for capital outlays or other purposes as determined at the annual general meeting of shareholders. However, it must only be used for the benefit of Indosat. Any profits earned from such reserve fund shall be entered in the profit and loss account of Indosat.

Amendments to the Articles of Association

Amendments to the Articles may be made only by a resolution of an extraordinary general meeting of shareholders attended by at least two-thirds of the shareholders and approved by two-thirds of the shareholders with voting rights. Provided that any changes to Series A share rights, any changes to the objectives and purposes of Indosat, increasing Indosat’s authorized capital without pre-emptive rights, dissolving Indosat, any merger, consolidation and acquisition plan, can be affected only if the meeting is attended and the action approved by the holder of the Series A share.

A resolution regarding a reduction of the authorized and issued capital must be published by the Board of Directors in the State Gazette of Indonesia and at least two daily newspapers, one of which is in the Indonesian language having a national circulation, and the other in the English language, for the benefit of creditors. In case a quorum for the extraordinary general meeting is not reached, within seven to thirty days from the original extraordinary general meeting a second meeting may be held to decide on matters which were not resolved at the first meeting and these matters may be approved by majority vote. All such amendments only become effective upon the approval of the Ministry of Justice and Human Rights of Indonesia.

Transactions with Affiliates

It is the policy of Indosat not to enter into transaction with affiliates unless the terms thereof are no less favorable to Indosat than those which could be obtained by Indosat on an arm’s length basis from an unaffiliated third party.

Under BAPEPAM regulations, once Indosat is listed on an Indonesian stock exchange, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of Common Stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before Indosat was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM regulations to mean the difference between the common interests of Indosat and its shareholders, on the one hand, and the personal economic interests of the members of the Board of Commissioners, Board of Directors or controlling shareholders (a holder of 25% or more of the issued shares, or less than 25% of the issued shares but having the ability to control us through appointments to the Board of Directors and Board of Commissioners), jointly or severally. A conflict of interest also exists under BAPEPAM regulations when members of the Board of Commissioners, Board of Directors or a controlling shareholder of Indosat is involved in a transaction in which their personal interests may be in conflict with the interest of Indosat, unless otherwise excepted by BAPEPAM regulations.

We expect, in light of the substantial presence which enterprises owned or controlled by the Selling Shareholder or one of its affiliates have in Indonesia, that it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures or other arrangements or transactions with such enterprise from time to time. Under such circumstances, we may seek to consult BAPEPAM in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the BAPEPAM rule. If BAPEPAM were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its rule, we would proceed without seeking disinterested shareholder approval. If, however, BAPEPAM were to take the position that the proposal would require a vote of disinterested shareholders under its rule, we would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

Exchange controls

See “Foreign Exchange” and “Foreign Equity Ownership Restrictions” included in Item 3 elsewhere herein.

Material Contracts

On November 20, 2003, we entered into a Merger Deed to merge Satelindo, IM3 and Bimagraha into us. See “Item 4: Information on the Company—Corporate History.”

Taxation

The following summary contains a description of the principal Indonesian and U.S. federal tax consequences of the purchase, ownership and disposition of ADSs or shares of Common Stock. This summary does not purport to be a competitive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of Common Stock. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE INDONESIAN AND U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia for 183 days or more during any twelve-month period or present for any period with the intent to reside in Indonesia, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs, and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends.    Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to us (with a copy to the Indonesian Office of Tax Services where we are registered) a certificate of tax domicile issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled. Indonesia has concluded double taxation treaties with over 30 countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia tax treaty, the withholding tax on dividends is generally, in the absence of a 20% voting interest, reduced to 15%.

Capital gains.    The sale or transfer of Common Stock listed on an Indonesian stock exchange is subject to tax at the rate of 0.1% of the value of the transaction. The broker handling the transaction is obligated to withhold such tax. The holding, sale or transfer of founder shares listed on an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to an additional 0.5% final income tax. Subject to the promulgation of implementing regulations (which have not been issued to date), the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. However, this provision in the income tax law is not currently applied in practice. It is expected that, if and when further implementing regulations are issued in respect to this provision in the income tax law, in practice this withholding tax will (i) only be applied if Common Stock not listed on an Indonesian stock exchange is purchased and paid for by an Indonesian resident subject to tax or by a permanent establishment in Indonesia of a non-resident entity or individual and (ii) not affect the net proceeds from any sale or transfer of ADSs through a regular trade on the NYSE by a Non-Indonesian Holder.

In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a Certificate of Domicile issued by the competent tax authority, or its designee, of the jurisdiction in which the Non-Indonesian Holder is domiciled.

Stamp duty.    Transactions in common stock in Indonesia are subject to stamp duty payable at the rate of Rp6,000 on transactions with a value of more than Rp1,000,000 and Rp3,000 on transactions with a value of between Rp250,000 to Rp1,000,000. Transactions with a value of less than Rp250,000 are not subject to stamp duty.

U.S. Federal Income Taxation

The following discussion addresses the principal U.S. federal income tax consequences to a U.S. Holder, as defined below, of owning ADSs or shares of Common Stock. The description below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, the income tax convention between the United States and Indonesia and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of Common Stock may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. dollar, persons that received ADSs or shares of Common Stock as compensation for services, persons owning, directly or indirectly, 10% or more of our voting shares, and persons who hold ADSs or shares of Common Stock as part of a “hedge”, “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the regulations thereunder) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not U.S. Holders, the following summary is limited to U.S. Holders who will hold ADSs or shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of ADSs or shares of Common Stock.

As used herein, the term “U.S. Holder” means a holder of ADSs or shares of Common Stock that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. taxation regardless of its source; (iv) certain trusts; or (v) a holder whose income in respect of the ADSs or shares of the Common Stock is subject to U.S. federal income tax on a net income basis.

The summary below does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of ADSs or shares of Common Stock in light of their (or its) particular circumstances and income tax situation. Prospective holders should consult their own tax advisors as to the specific tax consequences to them of the purchase, ownership and disposition of ADSs or shares of Common Stock, including the application and the effect of state, local, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

Taxation of distributions

Subject to the discussion under “Passive Foreign Investment Company Status” below, for U.S. federal income tax purposes, the amount of a distribution with respect to ADSs or shares of Common Stock (including any withholding tax deemed to be imposed with respect to such distributions) will be treated as a dividend taxable as ordinary income on the date of receipt by the Depositary or the holder, respectively, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent thereof, and then as a capital gain realized on the disposition of the ADSs or shares of Common Stock. The portion of any distribution treated as a non-taxable return of capital will reduce such holder’s tax basis in such ADSs or shares of Common Stock. Such capital gain will be long-term if the ADSs or shares of Common Stock have been held longer than one year. U.S. Holders will not be eligible for the dividends received deduction otherwise allowed under the Code for distributions to domestic corporations in respect of distributions on the ADSs or Common Stock.

Under current law, “qualified dividend income” received by an individual after December 31, 2002 and before January 1, 2009 is subject to federal income taxation at rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those whose incomes fall in the 10% or 15% brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income” provided that applicable holding period requirements with respect to the ADSs or Common Stock and other applicable requirements are satisfied by such U.S. Holders. Dividends paid by a foreign corporation that is classified as a passive foreign investment company (“PFIC”) are not “qualified dividend income.” See “—Passive Foreign Investment Company status” below.

If a distribution is paid in any currency other than U.S. dollars, the amount of the distribution will be translated into U.S. dollars at the spot rate on the date the distribution is received (which for holders of ADSs, would be the date such dividend is received by the Depositary), regardless of whether the distributions are in fact converted into U.S. dollars on that date. Any gain or loss in respect of such non-U.S. currency arising from exchange rate fluctuations after that date will be ordinary income or loss.

Taxation of capital gains and losses.

Subject to the discussion under “Passive Foreign Investment Company Status” below, a U.S. Holder will generally recognize a taxable gain or loss on the sale, exchange or other disposition of ADSs or shares of Common Stock in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such holder’s adjusted tax basis in such ADSs or shares of Common Stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of Common Stock have been held for more than one year. For non-corporate U.S. Holders, the U.S. income tax rate applicable to the net long-term capital gain recognized for a year upon a sale, exchange or other disposition of ADSs or shares of Common Stock currently will not exceed 15%. Deposit and withdrawal of Common Stock in exchange for ADSs by a U.S. Holder will not result in a realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company status

Special U.S. federal income tax rules apply to a U.S. Holder that holds an equity interest in a PFIC. In general, a foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for its taxable year consists of passive income (generally, interest, dividend, rents, royalties and net gain from the disposition of assets that give rise to such income) or 50% or more of its average assets held during a taxable year consist of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income.

Based upon our existing and anticipated future operations and current assets, we believe that we are not, and anticipate that we will not become in the foreseeable future, a PFIC. If we are not operated in the manner currently anticipated, however, we may be considered a PFIC for the current or for a subsequent year depending upon our actual activities.

If we are or become a PFIC, a U.S. Holder that realized gain upon a sale or disposition of ADSs or shares of Common Stock would be treated as realizing gain from such sale or disposition and certain “excess distributions” received ratably over such holder’s holding period for the ADSs or shares of Common Stock and would be taxed at the highest tax rate in effect for each such year to which the gain or excess distribution was allocated, together with an interest charge on the tax attributable to each such year. An election may be available to avoid these adverse tax consequences but only if (i) the U.S. Holder may and does elect to annually mark-to-market the ADSs or shares of Common Stock, or (ii) assuming certain conditions which are unlikely to apply to us, the U.S. Holder elects to include in income annually its share of our income and gain.

Should we ever be classified as a PFIC, U.S. Holders are advised to consult their tax advisors concerning the U.S. federal income tax consequences of holding the ADSs or shares of Common Stock and of making the mark-to-market election. A U.S. Holder who owns ADSs or shares of Common Stock during any year that we are a PFIC must file with the Internal Revenue Service, or IRS, Form 8621.

Foreign tax credit considerations

For United States federal income tax purposes, U.S. Holders will be treated as having received the amount of any Indonesian tax withheld upon the payment of a dividend and as then having paid over the withheld taxes to Indonesia. As a result of this rule, the amount of dividend included in a U.S. Holder’s gross income may be greater than the amount of cash actually received (or receivable) by the U.S. Holder.

Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for Indonesian tax withheld from dividends or Indonesian tax imposed on capital gains, if any, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several “baskets,” and the credit for foreign taxes on income in any basket is limited to United States federal income tax allocable to that income. Dividends or capital gains will generally constitute “passive income” or “financial services income” for purposes of the foreign tax credit limitation. Dividends will generally constitute foreign source income and currency gains and capital gains will generally constitute U.S. source income. Capital loss will generally be allocated against U.S. source income. Because capital gains will generally constitute United States source income, as a result of the U.S. foreign tax credit limitation, any Indonesian or other foreign tax imposed upon capital gains in respect of ADSs or shares of Common Stock may not be currently creditable unless a U.S. Holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket or an election to treat such gain as foreign source income is available. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Non-U.S. holders

Except for the possible imposition of U.S. backup withholding tax (see “—U.S. Backup Withholding and Information Reporting”), payments of any dividend on an ADS or share of Common Stock to a holder who is not a U.S. Holder (a “non-U.S. Holder”) will not be subject to U.S. federal income tax and gain from the sale, redemption or other disposition of an ADS or a shares of Common Stock, provided that:

(a)	the non-U.S. Holder shall not be or have been engaged in a trade or business in the United States;

(b)	there is no present or former connection between such non-U.S. Holder and the United States, including, without limitation, such non-U.S. Holder’s status as a former citizen thereof or former resident thereof; and

(c)	in the case of a gain from the sale, redemption or other disposition of an ADS or share of Common Stock by an individual, the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale or certain other conditions are met.

If dividends, gain or income with respect to an ADS or share of Common Stock of a non-U.S. Holder is effectively connected with the conduct of such trade or business (or attributable to a permanent establishment in the United States, in the case of a holder who is a resident of a country which has an income tax treaty with the United States), the non-U.S. Holder may be subject to U.S. income taxes on such dividend, gain or income at the statutory rates provided for U.S. Holders after deduction of deductible expenses allocable to such effectively connected dividend, gain or income. In addition, if such a non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-U.S. Holder’s country of residence. For this purpose, dividends, gain or income in respect of an ADS or share of Common Stock will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-U.S. Holder.

U.S. backup withholding and information reporting

Payments made by a U.S. paying agent or other U.S. intermediary broker in respect of ADSs or shares of Common Stock may be subject to information reporting to the IRS and to a backup withholding tax. Backup withholding will not apply, however, (i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification or (ii) to a holder who is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s U.S.federal income tax, provided that the holder has complied with applicable reporting obligations.

Documents on display

Any material which is filed as an exhibit to this annual report on Form 20-F with the Commission is available for inspection at our offices. See “Item 4: Information on the Company—Registered Offices.”

Item 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and qualitative disclosure about market risk

We are exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of our long-term investments. We do not customarily engage in currency hedging transactions, although we have entered into hedging arrangements for a portion of our U.S. dollar-denominated indebtedness. We convert surplus Rupiah funds to U.S. dollars on a regular basis in amounts necessary to meet our U.S. dollar expenses. We may hedge all or a portion of our obligations under the Guaranteed Notes Due 2010 depending on the pricing and availability of hedging contracts. Following the refinancing as part of our Transformation Program, our exposure to currency and interest rate fluctuations will be reduced.

We did not enter into any derivative transactions in 2003 and we have no outstanding derivative contracts as of December 31, 2003.

Our exposure to interest rate risk is managed through maintaining a mix of fixed and variable rate liabilities and assets. Our exposure to such market risks was volatile during 2002, as the Indonesian economy was affected by significant fluctuations in the Rupiah in 2001 and 2002, with periods of relative stability in 2003. We cannot determine levels of volatility during 2004 or thereafter.

Interest Rate Sensitivity

Our exposure to interest rate fluctuations results primarily from our long-term debt and bonds payable. Our principal floating rate debt outstanding as of December 31, 2003 includes: Rp2,045.3 billion under the Syndicated Loan entered into in late 2003 and Rp175.0 billion Syari’ah Bond debt. In addition, a portion of the Rp1,000.0 billion First Indosat Bond and Rp1,075.0 billion Second Indosat bonds have floating rate components, although the substantial portion of such bonds are fixed rate.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. For long-term debts and bonds payable, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Rupiah are based on the average interest rate for three month time deposits available from five state-owned banks on December 31, 2003; (ii) interest rates on derivative instruments are based on six-month LIBOR as of December 31, 2003; (iii) interest rates in long-term deposits denominated in Rupiah are based on the provisions in the various agreements, including: the average interest rate for three month time deposits available from five state-owned banks on December 31, 2003 plus 1% margin, and the average interest rate for three month Certificates of Bank Indonesia on December 31, 2003 plus 3.25% margin, and (iv) interest rates on long-term deposits and bonds payable in U.S. dollar are based on provisions in the various agreements, that is, LIBOR as of December 31, 2003 plus the applicable margin during the interest period. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia. Such assumptions are different from the rates used in the audited consolidated financial statements, and accordingly amounts shown in the table may vary from amounts shown in the audited consolidated financial statements.

	Expected Maturity Date (as of December 31, 2003)
	Variable Rate (%)	2004	2005	2006	2007	2008	Thereafter	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(in billions of Rupiah)
Assets:
Time deposits
Rp	5.0%-15.3%	1,460.8	—	—	—	—	—	1,460.8
US$	0.6%-5.03%	2,836.7	—	—	—	—	—	2,836.7
Sub-total		4,297.5	—	—	—	—	—	4,297.5
Total Assets		4,297.5	—	—	—	—	—	4,297.5
Liabilities:
Short-term loan
Principal		18.1	—	—	—	—	—	18.1
Interest	19.5%	3.5	—	—	—	—	—	3.5

Long-term debts
Rupiah
Principal		198.9	387.4	383.4	616.5	584.5	—	2,170.7
Interest	11.8-14.4%	191.6	214.5	175.2	106.3	50.2	—	737.8
US$
Principal		—	112.9	112.9	747.7	—	—	973.5
Interest	7.5-7.9%	48.4	48.4	48.4	48.4	—	—	193.6
Sub-total
Principal		198.9	500.3	496.3	1,364.2	584.5	—	3,144.2
Interest		240.0	262.9	223.6	154.7	50.2	—	931.4

Bonds payable*
Rupiah
Principal		—	—	1,030.4	1,056.1	1,860.0	—	3,946.5
Interest	12.5-19.0%	592.3	592.3	500.5	334.5	232.5	—	2,252.1
US$
Principal		—	—	—	—	—	2,539.5	2,539.5
Interest	7.75%	196.8	196.8	196.8	196.8	196.8	196.8	1,180.8
Sub-total
Principal		—	—	1,030.4	1,056.1	1,860.0	2,539.5	6,486.0
Interest		789.1	789.1	697.3	531.3	429.3	196.8	3,432.9
Total Liabilities		1,249.6	1,552.3	2,447.6	3,106.3	2,924.0	2,736.3	14,016.1
Net Cash Flows		3,047.9	(1,552.3)	(2,447.6)	(3,106.3)	(2,924.0)	(2,736.3)	(9,718.6)

*	Excluding: (i) principal amount of Second Indosat Bond Series B amounting to Rp200.0 billion which lacks a specific maturity date due to the buy and sell option; and (ii) principal amount of Third Indosat Bond Series B amounting to Rp640.0 billion which lacks a specific maturity date due to the early settlement and buy-back options.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated accounts receivable and payable, our U.S. dollar-denominated long-term indebtedness and bonds payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign carriers, while a significant proportion (approximately 62.94% and 52.57% in 2002 and 2003, respectively) of its accounts receivable are Rupiah-denominated payments from domestic operators. To the extent the Rupiah depreciates from exchange rates in effect at December 31, 2003, our obligations, and those of our subsidiaries, under such accounts payable would increase in Rupiah terms. The increases in these obligations would be offset in part by increases in the value of foreign currency-denominated term deposits and by increases in the value of foreign currency accounts receivable.

The following table provides information about our financial instruments by functional currency and presents such information in Rupiah equivalents, which is our reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign exchange rates, including term deposits, accounts payable and receivable, and our financial instruments including term deposits, account receivable and account payable, and their long term debt. The table presents principal cash flows by expected maturity dates.

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2003 of Rp8,465 = US$1.00. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Rupiah in future periods. See “Item 3: Key Information – Risk Factors – Future changes in the value of the Rupiah against the U.S. dollar or other currencies could adversely affect our business.” Such assumptions may be different from the rates used in the audited consolidated financial statements, and accordingly amounts shown in the table may vary from amounts shown in the audited consolidated financial statements.

		Expected Maturity Date (as of December 31, 2003)
	Foreign Currency (in thousands)	2004	2005	2006	2007	2008	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(in millions of Rupiah)
Assets:

Cash and cash equivalent
US$ denominated	340,175	2,879,576	—	—	—	—	2,879,576
Accounts receivable
US$ denominated	102,682	869,203	—	—	—	—	869,203
Other current assets
US$ denominated	6,252	52,925	—	—	—	—	52,925
Non-current assets – others
US$ denominated	4,544	38,463	—	—	—	—	38,463
Total Assets	453,653	3,840,167	—	—	—	—	3,840,167

Liabilities:

Short-term loan
US$ denominated	1,246	10,550	—	—	—	—	10,550
Accounts payable-trade
US$ denominated	20,075	169,935	—	—	—	—	169,935
Procurement Payable
US$ denominated	131,427	1,112,532	—	—	—	—	1,112,532
Accrued expenses
US$ denominated	14,969	126,713	—	—	—	—	126,713
Other current liabilities
US$ denominated	1,732	14,664	—	—	—	—	14,664
Long-term debts (including current maturities)
US$ denominated	115,000	—	112,864	112,864	747,747	—	973,475
Bonds payable
US$ denominated	300,000	—	—	—	—	2,539,467	2,539,467
Other non-current liabilities
US$ denominated	1,740	14,725	—	—	—	—	14,725
Total Liabilities	586,189	1,449,119	112,864	112,864	747,747	2,539,467	4,962,061
Net Cash Flows	(132,536)	2,391,048	(112,864)	(112,864)	(747,747)	(2,539,467)	(1,121,894)

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies, as well as investments in debt issued by Indonesian and foreign issuers and equity of foreign companies. With respect to the Indonesian companies in which we have investments (which carrying value comprises approximately 60.81% of our long-term investments as calculated before allowance for decline in value), the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Foreign Currency and Interest Rate Swap Contracts

In the first half of 2004, we entered into several foreign currency contracts and interest rate swaps with five separate international financial institutions in order to cost-effectively manage our foreign currency exposure and in order to lower our overall funding costs. These contracts include LIBOR-linked foreign currency contracts as well as interest rate swaps with respect to our U.S. dollar and fixed rate interest obligations under the Guaranteed Notes Due 2010. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk.

During the period January to April 2004, we entered into foreign currency contracts with respect to US$125.0 million in aggregate under which we agreed to pay Rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates ranging from Rp8,388 to Rp8,585 per US$1.00. With respect to US$100.0 million, the spot rates range from Rp8,388 to Rp8,450 per US$1.00 and the maturity dates are October 30, 2010. We pay a premium under such contracts, which is the aggregate of the prevailing 12 month LIBOR rate, plus a margin, on the aggregate principal amount. In order to reduce the cost of our foreign currency, these contracts provide for an adjustment to the U.S. dollar/rupiah exchange rate based upon an agreed range of LIBOR-based rates over specified periods through the maturity date. With respect to US$25.0 million, the spot rate is Rp8,585 per US$1.00, the maturity date is November 5, 2008 and the premium is the aggregate of the prevailing six month LIBOR rate, plus a fixed margin of 2.6% per annum. These contracts currently have the effect of preserving a Rupiah - US dollar exchange rate of between Rp8,388 and Rp8,585 per US$1.00; however, in the event that LIBOR rates increase beyond the agreed ranges in our foreign currency contracts, we would recognize losses on such transactions, which could have an adverse effect on our financial condition, which could be material.

During the period February to May, 2004, we entered into interest rate swap contracts with respect to an US$150.0 million in aggregate under which we exchanged our 7.75% fixed rate obligation for an obligation to pay a LIBOR-based rate plus a margin. With respect to an aggregate US$100.0 million, we agreed to pay the prevailing six month LIBOR rate plus a margin which varies based on an agreed range of LIBOR rates over specified periods through November 2010. With respect to an aggregate US$50.0 million, we agreed to pay the prevailing 12-month LIBOR rate plus a fixed margin of 3.5% for a period up to November 5, 2006. These contracts currently have the effect of reducing our interest expenses with respect to the Guaranteed Notes Due 2010, but in the event that LIBOR rates increase beyond the agreed ranges in the contracts (in the case of the aggregate US$100.0 million contracts) or 12-month LIBOR rates increase beyond 4.25% (in the case of the aggregate US$50.0 million contracts), our interest expenses would increase, and any such increases could have an adverse effect on our financial condition, which could be material.

Item 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

Item 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2003, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15:    CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer have evaluated the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based on such evaluation, the conclusion of such officers is that such controls and procedures are effective to ensure to a reasonable assurance level that material information relating to us, including our consolidated subsidiaries, is made known to them by others within us and our consolidated subsidiaries, particularly during the period during which this annual report is being prepared.

During and after such evaluation, there were no significant changes in our internal controls or in other factors that have materially affected these controls or is reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16:    RESERVED

Item 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable. We intend to comply with this requirement on or prior to July 31, 2005.

Item 16B:    CODE OF ETHICS

We have adopted a Code of Ethics that applies to all senior-level employees, including our Chief Executive Officer, Chief Financial Officer and our principal accounting officer. We have posted this Code of Ethics on our website at www.indosat.com, where it is publicly available.

Item 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Ernst & Young, our independent external auditors for the years ended December 31, 2002 and 2003:

	2002	2003
	(in US$)
Audit fees(1)	232,353	249,457
Audit-related fees(2)	400,000	804,072
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	632,353	1,053,529

(1)	Audit fees represent fees for professional services provided for the audit of our annual financial statements.
(2)	In 2003, audit-related fees consisted of fees for support services provided in connection with the issuance of our Guaranteed Notes Due 2010 under Rule 144A and Regulation S of the Securities Act, the Third Indosat Bonds and the merger of Satelindo, IM3 and Bimagraha into Indosat. In 2002, audit-related fees consisted of fees for the support services provided in connection with the issuance of our Second Indosat Bonds.
(3)	Tax fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.
(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

These professional services are covered within the scope of audit and permitted non-audit services as defined by the Commission’s regulations.

In June 2004, the audit committee adopted a policy pursuant to which all audit and non-audit services must be pre-approved by the audit committee. Under no circumstances may our principal external auditor provide services that are prohibited by the Sarbanes-Oxley Act of 2002 or rules issued thereunder. Non-prohibited audit-related services may be provided to us, subject to such pre-approval process and prohibitions. The pre-approval policy relates to all services provided by our principal external auditor and does not include any pre-set fee limits that do not require pre-approval or any de minimis exception.

Item 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

Item 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 17:    FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18:    FINANCIAL STATEMENTS

Not Applicable. See Item 17.

Item 19:    EXHIBITS

(a)    Index to Financial Statements and Schedules

(b)    Index to Exhibits

1.1	Amended and Restated Articles of Association dated March 8, 2004

4.1	Merger Deed, dated November 20, 2003

7.1	Operating and financial ratios

8.1	List of our subsidiaries

11.1	Code of Ethics

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer required by 18 U.S.C. §1350

14.1	Indenture, dated November 5, 2003, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes Due 2010

14.2	English summary of Third Indosat Bonds

We have not included as exhibits certain instruments with respect to our long-term debt, the total amount of debt authorized under each of which does not exceed 10% of our total consolidated assets. We agree to furnish a copy of any such instrument to the Commission upon request.

Consolidated Financial Statements

With Independent Auditors’ Report

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

PT INDONESIAN SATELLITE CORPORATION Tbk

[FORMERLY PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

PT INDONESIAN SATELLITE CORPORATION Tbk

[FORMERLY PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS’ REPORT

YEARS ENDED DECEMBER 31, 2002 AND 2003

WITH COMPARATIVE FIGURES FOR 2001

***************************

Report of Independent Auditors

Report No. RPC-2215

Stockholders and Boards of Commissioners and Directors

PT Indonesian Satellite Corporation Tbk

[Formerly Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk]

We have audited the accompanying consolidated balance sheets of PT Indonesian Satellite Corporation Tbk [formerly Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk] (“the Company”) and Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations, whose report dated March 14, 2002 expressed an unqualified opinion on those statements before the restatement adjustments described in Notes 2v and 30, and included an explanatory paragraph that described the effects of the current economic conditions in Indonesia on the Company.

We conducted our audits in accordance with auditing standards generally accepted in Indonesia and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed above, the consolidated financial statements of the Company and Subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 40g, based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved to split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares, and to reclassify four A shares resulting from the stock split to B shares. Accordingly, all references to number of shares and per share information in Notes 2v and 30 to the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the 2001 consolidated financial statements. Our procedures included (a) agreeing the authorization for the stock split to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company and Subsidiaries other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

In our opinion, the 2002 and 2003 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indonesian Satellite Corporation Tbk and Subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Indonesia, which differ in certain respects from U.S. generally accepted accounting principles (Notes 42 and 43 to the consolidated financial statements).

PRASETIO, SARWOKO & SANDJAJA

/s/ Prasetio, Sarwoko & Sandjaja

Jakarta, Indonesia

April 12, 2004

The following is a copy of the report previously issued by Prasetio, Utomo & Co, then the member firm of Andersen Worldwide in Indonesia in connection with Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk’s Form 20-F Annual Report for fiscal year 2001 filed with the Securities and Exchange Commission.

Independent Auditors’ Report

Report No. 36949S

Stockholders and Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Indonesia Satellite Corporation Tbk

We have audited the consolidated balance sheet of Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk and Subsidiaries (“the Companies”) as of December 31, 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 1999 and 2001. These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements for the years ended December 31, 1999 and 2001 of PT Satelit Palapa Indonesia and Subsidiaries, entities in which the investment had been accounted for using the equity method until the controlling interest was acquired in May 2001 as discussed in Note 4 to the consolidated financial statements. The equity in the net income of these entities represents 18.3% of the net income in 1999, and their total assets and revenues constitute 29.6% and 45.8%, respectively, of the consolidated totals in 2001. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors. Furthermore, the Companies’ consolidated financial statements for the year ended December 31, 2000 were audited by other auditors whose report dated March 22, 2001, expressed an unqualified opinion on those statements. The opinion of such auditors, however, does not cover the restatement of the Companies’ consolidated financial statements for the year ended December 31, 2000 as discussed in Note 5 to the consolidated financial statements.

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

In our opinion, based on our audits and the report of the other auditors on the consolidated financial statements of PT Satelit Palapa Indonesia and Subsidiaries for the years ended December 31, 1999 and 2001, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 2001, and the results of their operations, changes in their stockholders’ equity and their cash flows for the years ended December 31, 1999 and 2001 in conformity with generally accepted accounting principles in Indonesia. We have also audited the adjustments described in Note 5 that were applied to restate the consolidated financial statements of the Companies for the year ended December 31, 2000. In our opinion, such adjustments are appropriate and have been properly applied.

Generally accepted accounting principles in Indonesia vary in certain respects with those in the United States of America. A description of the significant differences between those two generally accepted accounting principles (“GAAP”), the effects of those differences on net income and stockholders’ equity, and additional U.S. GAAP disclosures are set forth in Notes 40, 41 and 42, respectively, to the consolidated financial statements.

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

PRASETIO, UTOMO & CO.

License No. 98.2.0024

/s/    Drs. Rusdy Daryono

Drs. Rusdy Daryono

License No. 98.1.0061

March 14, 2002

Report of Independent Public Accounting Firm

No.: L.01 - 2234 - 02/US.R

The Shareholders, Board of Commissioners and Board of Directors

PT Satelit Palapa Indonesia and Subsidiaries:

We have audited the consolidated statements of income, changes in shareholders’ equity, and cash flows of PT Satelit Palapa Indonesia and Subsidiaries for the year ended 31 December 2001 (not presented separately herein), which are expressed in Indonesian Rupiah. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Indonesia and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of PT Satelit Palapa Indonesia and Subsidiaries for the year ended 31 December 2001, in conformity with accounting principles generally accepted in Indonesia.

As discussed in Note 28 to the consolidated financial statements, many Asia Pacific countries, including Indonesia, are experiencing economic difficulties including liquidity problems, volatility in prices and significant slowdowns in business activity.

Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 32 to the consolidated financial statements.

Siddharta Siddharta & Widjaja

Registered Public Accountants

(a member firm of KPMG International)

/s/ Drs. Istata Taswin Siddharta

Public Accountant License No. 98.1.0192

Jakarta, 14 March 2002.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2002	2003	2003 (Note 3)
		Rp	Rp	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2d,5,29	2,831,760	4,509,508	532,724
Short-term investments
— net of allowance for decline in value of Rp25,395 in 2003	2e	67,625	65,437	7,730
Accounts receivable
Trade	2f,17
Related parties
PT Telekomunikasi Indonesia Tbk (“Telkom”)—net of allowance for doubtful accounts of Rp111,306 in 2002 and Rp90,872 in 2003	6,29	302,217	217,873	25,738
Others—net of allowance for doubtful accounts of Rp44,108 in 2002 and Rp54,639 in 2003	29	178,673	189,318	22,365
Third parties—net of allowance for doubtful accounts of Rp238,020 in 2002 and Rp353,221 in 2003	7	657,460	824,915	97,450
Others—net of allowance for doubtful accounts of Rp17,773 in 2003	29f	106,877	84,088	9,934
Inventories	2g	72,275	120,099	14,188
Advances		61,915	2,443	289
Prepaid taxes	8,15	502,650	1,266,636	149,632
Prepaid expenses	2h,2q,28,29	117,393	150,290	17,754
Other current assets	2d,29	156,094	57,414	6,783

Total Current Assets		5,054,939	7,488,021	884,587

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2002 and 2003

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2002	2003	2003 (Note 3)
		Rp	Rp	US$
NON-CURRENT ASSETS
Due from related parties—net of allowance for doubtful accounts of Rp77,905 in 2002 and Rp77,666 in 2003	2f,29	125,630	33,432	3,949
Deferred tax assets—net	2s,15	123,068	63,855	7,543
Investments in associated companies—net of allowance for decline in value of Rp90,781 in 2002 and Rp83,490 in 2003	2i,9	160,168	191,616	22,636
Other long-term investments—net of allowance for decline in value of Rp252,943 in 2002 and Rp247,816 in 2003	2i,10	273,669	191,269	22,595
Property and equipment	2j,2k,2p,11,17
Carrying value		17,839,398	21,970,828	2,595,491
Accumulated depreciation		(5,948,933)	(7,778,080)	(918,852)
Impairment in value		(131,209)	(99,621)	(11,769)

Net		11,759,256	14,093,127	1,664,870
Goodwill and other intangible assets—net	1d,2c,2l,4,12	3,711,914	3,344,939	395,149
Long-term receivables	29f	151,917	132,156	15,612
Long-term prepaid pension—net of current portion	2q,28,29	286,240	276,333	32,644
Long-term advances	13,29	61,801	93,829	11,084
Others	2d,2h,17,29	293,863	244,447	28,878

Total Non-current Assets		16,947,526	18,665,003	2,204,960

TOTAL ASSETS		22,002,465	26,153,024	3,089,547

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2002 and 2003

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2002	2003	2003 (Note 3)
		Rp	Rp	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	17,29	226,184	18,074	2,135
Accounts payable—trade
Related parties	29	5,682	12,472	1,473
Third parties		109,047	186,726	22,059
Procurement payable	14	936,605	1,344,807	158,867
Taxes payable	15	248,181	322,906	38,146
Accrued expenses	16,24,28,29	375,204	641,031	75,727
Unearned income	2o	526,889	492,945	58,233
Deposits from customers		12,667	54,195	6,402
Current maturities of long-term debts	2m,2u,17,33
Related parties	29
Government of the Republic of Indonesia		5,010	2,505	296
Others		—	84,095	9,934
Third parties		640,036	112,294	13,266
Other current liabilities	29	96,947	86,103	10,171

Total Current Liabilities		3,182,452	3,358,153	396,709

NON-CURRENT LIABILITIES
Due to related parties	29	20,732	38,328	4,528
Deferred tax liabilities—net	2s,15	522,348	1,659	196
Long-term debts—net of current maturities	2m,2u,17,33
Related parties	29	1,696,426	1,639,125	193,636
Third parties		1,660,767	1,271,404	150,195
Bonds payable	2m,2u,18	3,957,057	7,268,738	858,681
Other non-current liabilities	29	221,839	226,350	26,739

Total Non-current Liabilities		8,079,169	10,445,604	1,233,975

MINORITY INTEREST	2b	137,442	150,357	17,763

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2002 and 2003

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2002	2003	2003 (Note 3)
		Rp	Rp	US$
STOCKHOLDERS’ EQUITY
Capital stock—Rp500 par value per A share and B share
Authorized—1 A share and 3,999,999,999 B shares
Issued and fully paid—1 A share and 1,035,499,999 B shares	19	517,750	517,750	61,164
Premium on capital stock		673,075	673,075	79,513
Difference in value from restructuring transactions of entities under common control	2c,4	4,467,740	4,499,947	531,594
Difference in transactions of equity changes in associated companies/subsidiaries	2i,4	284,285	403,812	47,704
Stock options	2n,20	—	24,809	2,931
Difference in foreign currency translation		—	316	37
Retained earnings
Appropriated		14,528	17,890	2,113
Unappropriated		4,646,024	6,061,311	716,044

Total Stockholders’ Equity		10,603,402	12,198,910	1,441,100

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		22,002,465	26,153,024	3,089,547

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2001	2002	2003	2003 (Note 3)
		Rp	Rp	Rp	US$
OPERATING REVENUES	2o,29
Cellular	21,34,35,36	1,769,907	3,271,652	5,117,580	604,558
International calls	22,34,35,36	2,157,492	2,137,939	1,807,669	213,546
Multimedia, Data Communication, Internet (“MIDI”)	17,18,23	1,105,088	1,263,038	1,228,334	145,107
Other services		105,649	94,353	81,684	9,650

Total Operating Revenues		5,138,136	6,766,982	8,235,267	972,861

OPERATING EXPENSES	2o
Depreciation and amortization	2j,11,12	1,011,619	1,784,342	2,038,006	240,757
Personnel	2p,2q,20, 24,28,29	506,428	711,759	1,028,542	121,505
Compensation to telecommunications carriers and service providers	25,29,35	597,538	609,602	669,961	79,145
Administration and general	26,29	255,189	410,590	497,988	58,829
Maintenance	2j,2p	286,588	302,988	308,094	36,396
Marketing		100,382	148,911	242,337	28,628
Leased circuits	29	133,792	192,161	145,929	17,239
Other costs of services	27,29	415,841	735,947	972,055	114,833

Total Operating Expenses		3,307,377	4,896,300	5,902,912	697,332

OPERATING INCOME		1,830,759	1,870,682	2,332,355	275,529

OTHER INCOME (EXPENSES)	2o
Gain on foreign exchange—net	2r,7	524,087	393,820	200,050	23,633
Interest income	29	642,075	822,302	147,712	17,450
Financing cost	2m,2u 17,18,29	(404,440)	(586,131)	(838,666)	(99,074)
Amortization of goodwill	2l,12	(321,201)	(693,086)	(252,907)	(29,877)
Transformation cost		—	—	(48,847)	(5,770)
Consultancy fees	4,29	(259,811)	—	—	—
Provision for doubtful interest receivable from convertible bonds		(19,650)	(287,792)	—	—
Adjustment of accounts receivable—trade from Telkom	6	—	(118,018)	—	—
Others—net		14,360	(130,524)	(3,325)	(394)

Other Income (Expenses)—Net		175,420	(599,429)	(795,983)	(94,032)

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	2i,9	132,268	72,288	33,771	3,989

INCOME BEFORE INCOME TAX		2,138,447	1,343,541	1,570,143	185,486

INCOME TAX BENEFIT (EXPENSE)	2s,15
Current		(650,452)	(245,870)	(585,570)	(69,175)
Deferred		238,259	(528,491)	608,134	71,841

Income Tax Benefit (Expense)—Net		(412,193)	(774,361)	22,564	2,666

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND PREACQUISITION INCOME		1,726,254	569,180	1,592,707	188,152

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2001	2002	2003	2003 (Note 3)
		Rp	Rp	Rp	US$
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2b	(273,459)	(27,065)	(22,740)	(2,686)
PREACQUISITION INCOME	1d	—	(205,863)	—	—

NET INCOME	31	1,452,795	336,252	1,569,967	185,466

BASIC EARNINGS PER SHARE	2v,40g	280.60	64.94	303.23	0.04

DILUTED EARNINGS PER SHARE	2v,20,30,40g	280.60	64.94	302.85	0.04

BASIC EARNINGS PER ADS (50 B shares per ADS)	2v,30,40g	14,029.89	3,247.24	15,161.44	1.79

DILUTED EARNINGS PER ADS	2v,20,30,40g	14,029.89	3,247.24	15,142.37	1.79

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah)

	Year Ended December 31, 2001
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies / Subsidiaries	Difference in Foreign Currency Translation	Retained Earnings		Net
Description							Appropriated	Unappropriated
Balance as of January 1, 2001		517,750	673,075	(2,509,987)	581,222	12,495	14,215	4,070,139	3,358,909
Adjustment arising from sale of equity interest in PT Telekomunikasi Selular using the pooling-of-interests method—net of applicable income tax of Rp2,943,963	2i,4	—	—	6,869,246	(297,031)	—	—	—	6,572,215
Increase in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp3	2b	—	—	—	6	—	—	—	6
Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Japan Co., Ltd. from Japanese yen to rupiah—net of applicable income tax of Rp5,355		—	—	—	—	(12,495)	—	—	(12,495)
Resolution during the Annual Stockholders’ General Meeting on May 10, 2001
Declaration of cash dividend	31	—	—	—	—	—	—	(631,727)	(631,727)
Appropriation for reserve fund	31	—	—	—	—	—	4,256	(4,256)	—
Net income for the year		—	—	—	—	—	—	1,452,795	1,452,795

Balance as of December 31, 2001		517,750	673,075	4,359,259	284,197	—	18,471	4,886,951	10,739,703

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO) PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah)

	Year Ended December 31, 2002
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Retained Earnings		Net
Description						Appropriated	Unappropriated
Balance as of January 1, 2002		517,750	673,075	4,359,259	284,197	18,471	4,886,951	10,739,703
Adjustment on difference in value from restructuring transactions of entities under common control of PT Indosatcom Adimarga, a subsidiary, due to adoption of Statement of Financial Accounting Standards 46, “Accounting for Income Tax”	2s	—	—	(704)	—	—	—	(704)
Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom which was accounted for under the pooling-of-interests method	2i,10	—	—	109,185	—	—	—	109,185
Increase in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp38	2b	—	—	—	88	—	—	88
Resolution during the Annual Stockholders’ General Meeting on June 20, 2002
Declaration of cash dividend	31	—	—	—	—	—	(581,122)	(581,122)
Appropriation for reserve fund	31	—	—	—	—	(3,943)	3,943	—
Net income for the year		—	—	—	—	—	336,252	336,252

Balance as of December 31, 2002		517,750	673,075	4,467,740	284,285	14,528	4,646,024	10,603,402

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah)

	Year Ended December 31, 2003
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
Description								Appropriated	Unappropriated
Balance as of January 1, 2003		517,750	673,075	4,467,740	284,285	—	—	14,528	4,646,024	10,603,402
Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom which was accounted for under the pooling-of-interests method	2i,10	—	—	32,207	—	—	—	—	—	32,207
Reversal of deferred tax liabilities on difference in transactions of equity changes in PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo as a result of the merger	1e,15	—	—	—	119,917	—	—	—	—	119,917
Increase in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp167	2b	—	—	—	(390)	—	—	—	—	(390)
Proportionate five months’ compensation expense relating to Employee Stock Option Program	2n,20	—	—	—	—	24,809	—	—	—	24,809
Increase in difference in foreign currency translation rising from the translation of the financial statements of Indosat Finance Company B.V. from European euro to rupiah—net of applicable income tax of Rp3	2b	—	—	—	—	—	8	—	—	8
Increase in difference in foreign currency translation rising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp132	2b	—	—	—	—	—	308	—	—	308
Resolution during the Annual Stockholders’ General Meeting on June 26, 2003
Declaration of cash dividend	31	—	—	—	—	—	—	—	(151,318)	(151,318)
Appropriation for reserve fund	31	—	—	—	—	—	—	3,362	(3,362)	—
Net income for the year		—	—	—	—	—	—	—	1,569,967	1,569,967

Balance as of December 31, 2003		517,750	673,075	4,499,947	403,812	24,809	316	17,890	6,061,311	12,198,910

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars)

	Notes	2001	2002	2003	2003 (Note 3)
		Rp	Rp	Rp	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers		5,542,173	6,629,463	8,002,123	945,319
Interest income		593,184	730,690	146,190	17,270
Other income—net		289,025	—	78,151	9,232
Cash paid for:
Employees and suppliers		(2,875,842)	(2,638,905)	(2,621,581)	(309,696)
Taxes		(1,631,310)	(3,114,250)	(1,356,438)	(160,241)
Financing cost		(340,040)	(618,130)	(790,326)	(93,364)
Other operating expenses		(23,505)	(198,223)	(246,060)	(29,068)
Other expenses—net		—	(446,161)	—	—

Net Cash Provided by Operating Activities		1,553,685	344,484	3,212,059	379,452

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents		(33,523)	(151,166)	193,956	22,913
Proceeds from sale of other long-term investments	10	—	80,646	185,992	21,972
Proceeds from sale of short-term investment		—	—	51,880	6,128
Proceeds from sale of property and equipment	11	5,561	3,412	6,147	726
Acquisitions of property and equipment	11	(2,638,802)	(3,468,274)	(4,259,859)	(503,232)
Purchase of short-term investments		—	(67,625)	(65,437)	(7,730)
Additional advances for purchase of property and equipment		(13,476)	—	(32,028)	(3,784)
Proceeds from sale of investment—net of acquisition of investments under cross-ownership transactions	4	5,967,430	2,255,129	—	—
Acquisition of 25% equity interest in PT Satelit Palapa Indonesia	1d	—	(2,824,250)	—	—
Proceeds from liquidation of a subsidiary		15,008	—	—	—
Compensation from Intelsat for the use of capital		9,773	—	—	—
Acquisition of equity in PT Bimagraha Telekomindo	4	(4,235,859)	—	—	—
Additional investments in associated companies		(100)	—	—	—

Net Cash Used in Investing Activities		(923,988)	(4,172,128)	(3,919,349)	(463,007)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bonds payable	18	1,000,000	1,250,000	5,018,065	592,802
Proceeds from long-term debts		406,097	3,784,065	2,327,861	274,998
Proceeds from short-term loans		—	665,284	18,074	2,135
Repayment of long-term debts		(412,184)	(2,388,960)	(3,058,203)	(361,276)
Repayment of bonds payable		—	(299,968)	(1,544,507)	(182,458)
Repayment of short-term loans		(1,482)	(446,525)	(224,934)	(26,572)
Cash dividend paid	31	(631,727)	(581,122)	(151,318)	(17,876)
Proceeds from the exercise of derivative instruments		41,628	36,984	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars)

	Notes	2001	2002	2003	2003 (Note 3)
		Rp	Rp	Rp	US$
Net Cash Provided by Financing Activities		402,332	2,019,758	2,385,038	281,753

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,032,029	(1,807,886)	1,677,748	198,198
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,405,148	4,637,796	2,831,760	334,526
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS FROM NEW SUBSIDIARIES ACQUIRED		1,200,619	1,850	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	5	4,637,796	2,831,760	4,509,508	532,724

DETAILS OF CASH AND CASH EQUIVALENTS:
Cash on hand and in banks		144,039	430,480	211,924	25,035
Time deposits with original maturities of three months or less		4,493,757	2,401,280	4,297,584	507,689

Cash and cash equivalents as stated in the consolidated balance sheets		4,637,796	2,831,760	4,509,508	532,724

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Reversal of deferred tax liabilities relating to the merger transaction credited to:
— Income tax benefit—deferred		—	—	1,142,293	134,943
— Goodwill		—	—	382,403	45,175
Difference in transactions of equity changes in associated companies/subsidiaries		(297,025)	88	119,527	14,120
Dividend distribution in the form of convertible bonds/limited bonds		—	6,106	30,436	3,596
Stock options		—	—	24,809	2,931
Difference in foreign currency translation		—	—	316	37
Difference in value from restructuring transactions of entities under common control		6,869,246	29,407	—	—
Outstanding receivable arising from cross-ownership transactions (part of due from related parties)		2,259,180	—	—	—
Assets and liabilities held by subsidiaries at the time of equity acquisitions
Current assets		2,009,427	2,668	—	—
Non-current assets		4,971,848	6,341	—	—
Current liabilities		(2,088,545)	(5,917)	—	—
Non-current liabilities		(5,538,169)	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

1.    GENERAL

a.    Company’s Establishment

Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. Based on notarial deed No. 6 dated January 8, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.), the name of the Company was changed from Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk to become PT Indonesian Satellite Corporation Tbk. The Company’s articles of association has been amended from time to time. The latest amendment is covered by notarial deed No. 27 dated November 11, 2003 of Maria Theresia Suprapti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) concerning, among others, the change in the authority to determine the remuneration of the Board of Directors.

The latest amendment of the Company’s articles of association has been reported to and received by the Ministry of Justice and Human Rights of the Republic of Indonesia based on its letter No. C-28061 HT.01.04.TH.2003 dated November 21, 2003.

On February 7, 2003, the Investment Coordinating Board, in its Letter No. 14/V/PMA/2003, approved the change in the Company’s status as a Foreign Capital Investment Company.

According to article 3 of its articles of association, the Company shall engage in providing network and/or telecommunications services and informatics by conducting the following activities:

•	Provision of networks, telecommunications services and informatics

•	Planning, construction and procurement of telecommunications facilities and informatics, including supporting resources

•	Operation (covering marketing of network and/or telecommunications services and informatics provided by the Company), maintenance and development of and research on telecommunications means and/or facilities and informatics, and conduct of education and training within or outside the country

•	Development of networks, telecommunications services and informatics

The Company started its commercial operations in 1969.

Currently, the Company’s principal business is to provide international switching telecommunications services, including international calls, telex, telegram, packet net, and store and forward facsimile service. The Company also provides a variety of non-switched international telecommunications services, such as low-and high-speed leased lines, video link, TV link, Integrated Services Digital Network (“ISDN”) services, and other services that typically involve the transmission of data or video rather than voice traffic.

Based on Law No. 3 of 1989 on telecommunications, pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In 1999, the Government issued Law No. 36 on telecommunications which took effect starting in September 2000. Under the Law, telecommunications activities cover:

•	Telecommunications networks

•	Telecommunications services

•	Special telecommunications services

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

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP. 247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s newly established subsidiary, PT Indosat Multi Media Mobile (see “d” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s right on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications granted the Company an in-principle license for voice over internet protocol (“VoIP”)

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for voice over internet protocol will be evaluated every 5 years from the date of issuance.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam and Surabaya.

b.    Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 10 B shares) have also been traded on the New York Stock Exchange since 1994.

c.    Employees, Directors and Commissioners

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on April 20, 2000 which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, (ii) Annual Stockholders’ General Meeting held on May 10, 2001 which is notarized under Deed No. 32 of Poerbaningsih Adi Warsito, S.H. on the same date and (iii) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of December 31, 2001, 2002 and 2003 is as follows:

	2001	2002 and 2003
President Commissioner	Wisnu Askari Marantika	Peter Seah Lim Huat
Commissioner	Achmad Rivai *	Achmad Rivai *
Commissioner	Soebagijo Soemodihardjo	Soebagijo Soemodihardjo*
Commissioner	Abdul Anshari Ritonga	Lee Theng Kiat
Commissioner	Muwardi Pangarihutan Simatupang	Sio Tat Hiang
Commissioner	—	Lim Ah Doo *
Commissioner	—	Sum Soon Lim
Commissioner	—	Roes Aryawidjaya
Commissioner	—	Umar Rusdi

*	Independent Commissioner

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on April 20, 2000, which is notarized under Deed No. 36 of Lia Muliani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, (ii) Stockholders’ Extraordinary Meeting held on December 27, 2002, which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, (iii) Annual Stockholders’ General Meeting held on June 26, 2003 which is notarized under Deed No. 89 of Poerbaningsih Adi Warsito, S.H. on the same date, the composition of the Company’s Board of Directors as of December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
President Director	Hari Kartana	Widya Purnama	Widya Purnama
Vice President Director	—	Ng Eng Ho	Ng Eng Ho
Corporate Development Director	Budi Prasetyo	—	—
Marketing and Sales Director	Guntur Siregar	—	—
Operations and Engineering Director	Garuda Sugardo	—	—
Finance and Administration Director	Dibyanto Habimono Koesoebjono	—	—
MIDI Director	—	Junino Jahja	—
Network Infrastructure Director	—	Wityasmoro Sih Handayanto	—
Network Integration Director	—	Joseph Chan Lam Seng	—
Cellular Sales Director	—	Hasnul Suhaimi	Hasnul Suhaimi
Fixed Telecom Director	—	Emil Soedarmo	Wahyu Wijayadi
Finance Director	—	Nicholas Tan Kok Peng	Nicholas Tan Kok Peng
Business Development Director	—	Raymond Tan Kim Meng	Wityasmoro Sih Handayanto
Corporate Services Director	—	—	Sutrisman

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 5,550, 5,980 and 6,330 employees, including non-permanent employees, as of December 31, 2001, 2002 and 2003, respectively.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

d.    Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
Name of Subsidiary				2001	2002	2003
Indosat Finance Company B.V.	Amsterdam	Finance	2003	—	—	100.00
PT Satelit Palapa Indonesia*	Jakarta	Telecommunication	1993	75.00	100.00	—
Satelindo International Finance B.V.	Amsterdam	Finance	1996	75.00	100.00	100.00
PT Satelindo Multi Media	Jakarta	Multimedia	1999	74.70	99.60	99.60
PT Indosat Multi Media Mobile*	Jakarta	Telecommunication	2001	99.94	99.94	—
PT Bimagraha Telekomindo*	Jakarta	Holding Company	1992	100.00	100.00	—
PT Aplikanusa Lintasarta	Jakarta	Data Communication	1989	69.46	69.46	69.46
PT Artajasa Pembayaran Elektronis	Jakarta	Telecommunication	2000	—	45.15	45.15
PT Indosat Mega Media	Jakarta	Multimedia	2001	99.84	99.84	99.85
PT Sisindosat Lintasbuana	Jakarta	Information Technology	1990	95.64	96.87	96.87
PT Asitelindo Data Buana	Jakarta	Multimedia	1997	48.78	49.40	49.40
PT Indosatcom Adimarga**	Jakarta	Telecommunication	2000	99.94	100.00	—

	Total Assets (Before Eliminations)
Name of Subsidiary	2001	2002	2003
Indosat Finance Company B.V.	—	—	2,569,853
PT Satelit Palapa Indonesia*	6,606,631	7,356,377	—
Satelindo International Finance B.V.	2,240,996	1,626,937	6,791
PT Satelindo Multi Media	9,322	11,961	10,699
PT Indosat Multi Media Mobile*	2,392,870	3,374,847	—
PT Bimagraha Telekomindo*	247,172	843,627	—
PT Aplikanusa Lintasarta	534,504	603,858	644,997
PT Artajasa Pembayaran Elektronis	—	59,714	60,218
PT Indosat Mega Media	278,386	315,233	372,339
PT Sisindosat Lintasbuana	119,166	130,656	162,305
PT Asitelindo Data Buana	10,324	9,822	9,822
PT Indosatcom Adimarga**	9,308	7,055	—

*	merged with the Company in 2003
**	merged with IMM in 2003

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 18).

PT Satelit Palapa Indonesia (“Satelindo”)

Satelindo is engaged in providing Global System for Mobile Communication (“GSM”) telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company’s initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp1,000 per share to Deutsche Telekom Mobilfunk GmbH (“DeTeMobil”), a subsidiary of Deutsche Telekom AG, for Rp1,300,334 (US$586,000). The issuance of the new shares decreased the Company’s equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH (“DeTeAsia”), another wholly owned subsidiary of Deutsche Telekom AG.

On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo (Note 4). On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo had 45% equity interest in Satelindo. As a result of these transactions, the Company’s total equity interest in Satelindo increased to 75% effective May 31, 2001.

On May 20, 2002, the Company entered into a sale and purchase of shares agreement (“SPA”) with DeTeAsia, the owner of 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo for a total consideration of US$325,000 (equivalent to Rp2,824,250). After the purchase of these shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp2,055,329 which is net of deferred tax liability on the difference in fair value between the tax basis and book basis of the net assets acquired (Note 12). This transaction was approved by the Company’s stockholders at the Stockholders’ Extraordinary Meeting held on June 20, 2002.

Based on the assessment made by independent valuers in their report dated May 15, 2002, they have the opinion that the acquisition price of Satelindo from DeTeAsia is fair and reasonable. The independent assessment was made in accordance with the Indonesian Capital Market Supervisory Agency (“BAPEPAM”) Regulation No. IX.E.2, “Material Transactions and Changes in Core Business Activities” dated February 20, 2001.

On July 25, 2002, the Company made a capital injection to Satelindo amounting to US$75,000, from the proceeds of a loan obtained from PT Bank Central Asia Tbk (“BCA”—Note 17). The injection increased the Company’s direct equity interest from 55% to 57.45%.

Shares of Satelindo are pledged as collateral for a long-term loan obtained by the Company from BCA (Note 17).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On October 21, 2003, the Company made a capital injection to Satelindo amounting to US$270,000 and Rp482,000, from the proceeds of Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”—Note 18). The injection increased the Company’s direct equity interest in Satelindo from 57.45% to 97.92%.

Satelindo used the proceeds from the Company’s capital contribution to repay its debts (Notes 17 and 18).

Satelindo had 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya) at the time of the merger. On November 20, 2003, Satelindo merged with the Company (Note 1e).

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo’s borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions (Note 18).

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

PT Indosat Multi Media Mobile (“IM3”)

IM3, which was established in July 2001, was engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp1,728,278 in 2001.

In November 2001, the Company transferred to IM3 all of the Company’s rights and obligations related to its agreements with third parties (vendors/contractors) regarding the procurement of property and equipment, Subscriber Identification Module (“SIM”) card, pulse reload voucher, etc., which agreements were made when IM3 was not yet established and was still part of the Company under its Mobile Division.

Based on a Shares Transfer Agreement dated August 22, 2003, Koperasi Pegawai Indosat, (“Kopindosat”) as the minority shareholder of IM3, sold all of its shares in IM3 to the Company, thereby making the Company the sole stockholder of IM3.

On November 20, 2003, IM3 merged with the Company (Note 1e).

PT Bimagraha Telekomindo (“Bimagraha”)

Bimagraha was a non-operating holding company which had equity investment only in Satelindo. On July 25, 2002, the Company made a capital injection to Satelindo, which decreased Bimagraha’s equity interest in Satelindo from 45% to 42.55%. On October 21, 2003, the Company made a capital injection to Satelindo, which decreased Bimagraha’s equity interest in Satelindo from 42.55% to 2.08% (see “Satelindo” above).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On November 20, 2003, Bimagraha merged with the Company (Note 1e).

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46% (Note 4).

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that would increase Lintasarta’s equity interest in APE from 40% to 65%.

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs. In August 2001, the Company transferred all of its internet business and property and equipment to IMM. The Company also transferred a portion of its internet receivables as of July 31, 2001 to IMM.

PT Sisindosat Lintasbuana (“Sisindosat”)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

PT Indosatcom Adimarga (“Indosatcom”)

Indosatcom (previously known as PT Indokomsat Lintas Dunia or “Indokomsat”) was engaged in providing satellite-based telecommunications services and facilities and other related services.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on notarial deed No. 84 dated January 27, 2003 of Aulia Taufani, S.H., IMM and Indosatcom stockholders agreed to merge Indosatcom into IMM in exchange for IMM’s new shares of stock amounting to Rp2,757. The merger has been approved by the Investment Coordinating Board.

e.    Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, Bimagraha and IM3 agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that have been taken over by the Company as a result of the merger.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 are as follows:

a.    Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for certain investments which are stated at fair value or net assets value, or accounted for under the equity method for those investments made in associated companies (representing equity interest of at least 20% but not more than 50%).

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

b.    Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

	Equity Interest (%)
	2001	2002	2003
IFB	—	—	100.00
Satelindo
• Direct	30.00	57.45	—	*
• Indirect through Bimagraha	45.00	42.55	—	*
Bimagraha	100.00	100.00	—	*
SIB
• Direct	—	—	100.00
• Indirect through Satelindo	30.00	57.45	—	*
• Indirect through Bimagraha	45.00	42.55	—	*
SMM
• Direct	—	—	99.60
• Indirect through Satelindo	29.88	57.22	—	*
• Indirect through Bimagraha	44.82	42.38	—	*
Lintasarta	69.46	69.46	69.46
Sisindosat	95.64	96.87	96.87
IMM	99.84	99.84	99.85
Indosatcom	99.94	100.00	—	**
IM3	99.94	99.94	—	*

*	merged with the Company in 2003
**	merged with IMM in 2003

The consolidated financial statements also include the accounts of APE (Lintasarta’s 65%-owned subsidiary) and Asiatel (Sisindosat’s 51%-owned subsidiary).

Effective May 31, 2001, the net assets of Satelindo and its subsidiaries (SIB and SMM) were consolidated as a result of the Company’s effective ownership of 75% (Note 4).

The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

The accounts of IFB and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

c.    Accounting for Acquired Businesses

The cross-ownership transactions with Telkom (Note 4) have been accounted for as reorganizations of companies under common control (pooling-of-interests method), taking into account that the Company and Telkom are under the common control of the Government of the Republic of Indonesia. Under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities have been combined, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

The acquisition of 100% equity interest in Bimagraha (Note 4) has been accounted for using the purchase method, in accordance with SAK 22, “Accounting for Business Combinations”. Under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.    Cash and Cash Equivalents

Time deposits and other short-term investments with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-current Assets—Others.

e.    Short-term Investments

Short-term investments consist of:

•	Investment in debt securities

Investment in debt securities which are classified as available-for-sale are recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities” which is a component of Stockholders’ Equity and will be recognized as income or loss upon realization.

•	Mutual funds

Mutual funds are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

f.    Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management’s evaluation of the collectibility of the accounts at the end of the year.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

g.    Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

h.    Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are amortized over the periods benefited using the straight-line method. The non-current portion of prepaid expenses is shown as part of “Non-current Assets—Others”.

i.    Investments

Investments consist of:

•	Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

At the time an investee that is accounted for under the equity method sells its shares to unrelated parties at a price different from its book value, the investor’s net investment in that investee is affected. The investor’s net investment is also affected when the contribution to the capital stock of an investee made in foreign currency results in additional paid-in capital representing the difference between the rupiah par value and the rupiah equivalent of the contribution at the date of receipt. The Companies recognize the resulting change in their net investment in the investee by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•	Investments in shares of stock in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•	Investments in equity shares which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•	Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

When an investment is sold to an entity under common control, the gain or loss on sale of the investment is recorded as “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

j.    Property and Equipment

Property and equipment are stated at cost (which includes certain borrowing cost on funds used to finance the acquisition of property and equipment), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	3 to 20
Submarine cables	15
Earth stations	15
Inland link	15
Switching equipment	15
Telecommunications peripherals	5
Information technology equipment	5 to 10
Office equipment	3 to 6
Building and leasehold improvements	5
Vehicles	5
Cellular technical equipment
Base station subsystem	5 to 15
Network switching subsystem	5 to 10
Operating support subsystem	5
Satellite technical equipment
Satellites	12
Master control station	15
Customer premises equipment	15
Transmission and cross-connection equipment
Transmission equipment	5 to 24
Cross-connection equipment	8 to 10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

Properties under construction and installation are stated at cost. This account represents cellular technical equipment, telecommunications peripherals, submarine cables, inland link, building and leasehold improvements, information technology equipment, switching equipment, building, transmission and cross-connection equipment, satellite technical equipment, and other equipment under installation.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

k.    Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

l.    Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Up to December 31, 2002, goodwill had been amortized using the straight-line method over five years. Starting January 1, 2003, the Company changed its goodwill amortization period to become fifteen years based on management’s evaluation of the cellular business. In relation to this evaluation, management utilized the assessment from an independent valuer.

The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Brand	8
Customer base
— Prepaid	6
— Post-paid	5
Spectrum license	5

m.    Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.    Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.    Revenue and Expense Recognition

International Calls

Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international call traffic is recognized on the basis of the actual recorded traffic for the year. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 36) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (Note 35), are reported on a gross basis, before interconnection expenses/charges (Note 25) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s cellular network while other fixed charges are recognized on a monthly basis.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and then proportionately recognized as revenue upon usage of available airtime or whenever the voucher has expired.

Revenues from interconnection with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite revenues are recognized on the straight-line method over the lease periods. Revenue from sale of software and services is recognized when the software is installed or the services are delivered to the customers. Revenue for consulting services is recognized based on the percentage-of-completion method.

Revenues from other MIDI services are recognized when the services are rendered.

Other Services

Revenues from other services are recognized when the services are rendered.

Expenses

Expenses are recognized when incurred (accrual basis).

p.    Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets. Personnel costs directly related to the maintenance of property and equipment are reflected in maintenance expense.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

q.    Pension Plan and Employee Benefits

Pension costs are accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”. Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The unrecognized net obligation at the date of initial application of SAK 24 is amortized over the estimated average remaining service periods of the employees. On the other hand, under the defined contribution pension plan, the contributions are made by the employees in amounts ranging from 10%—20% of the employees’ monthly basic salaries.

In accordance with the application of SAK 57, “Estimated Liabilities, Contingent Liabilities and Contingent Assets”, as of December 31, 2002, the Companies provided a reserve for termination, gratuity and compensation benefits of employees based on the Ministry of Manpower Decree No. Kep-150/Men/2000 dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. On December 31, 2003, the Companies provided a reserve for termination, gratuity and compensation benefits of employees based on Labor Law No. 13/2003 dated March 25, 2003.

r.    Foreign Currency Transactions and Balances

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

For December 31, 2001, 2002 and 2003, the rates of exchange used (in full amounts) were Rp10,400, Rp8,940 and Rp8,465 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

s.    Income Tax

The Companies apply the liability method to determine their Income Tax expense. Under the liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the carry-forward of unused tax losses, to the extent that realization of such benefit is probable. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders’ equity (e.g. gain on sale of investment in PT Telekomunikasi Selular, which is credited to stockholders’ equity under “Difference in Value from Restructuring Transactions of Entities under Common Control” account).

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Amendments to tax obligations are recorded when an assessment is received or, if appealed against by the Companies, when the result of the appeal is determined.

t.    Segment Reporting

The Companies follow revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 38.

u.    Troubled Debt Restructuring

The effect of troubled debt restructuring (Note 33) is accounted for in accordance with SAK 54, “Accounting for Troubled Debt Restructurings”, which requires the interest expense on the restructured loans to be calculated using the effective interest rates.

v.    Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year. The net income amounts are Rp1,452,795, Rp336,252 and Rp1,569,967 for the years ended December 31, 2001, 2002 and 2003, respectively. The adjusted weighted-average number of shares is 5,177,500,000 shares in 2001, 2002 and 2003, after considering the effect of stock split (Note 40g).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, considering the dilutive effect caused by the stock options relating to the Employee Stock Option Program (Note 20).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

w.    Use of Estimates

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

3.    TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate (in full amount) published by Bank Indonesia (Central Bank) on December 31, 2003 of Rp8,465 to US$1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

4.    CROSS-OWNERSHIP TRANSACTIONS WITH TELKOM AND ACQUISITION OF BIMAGRAHA

As part of its plans to diversify its business to include mobile/cellular, fixed line, backbone, and internet/multimedia, the Company entered into the following transactions with Telkom on April 3, 2001 to consolidate their cross-ownership in certain companies and to acquire new business:

•	sale of the Company’s 35% equity interest in PT Telekomunikasi Selular (“Telkomsel”) for the rupiah equivalent of US$945,000

•	acquisition of Telkom’s 22.5% equity interest in Satelindo for the rupiah equivalent of US$186,000, of which 7.26% equity interest was subject to the pre-emptive rights of another existing stockholder (DeTeAsia)

Subsequently, DeTeAsia did not exercise its pre-emptive rights but communicated the waiver thereof to Telkom on July 10, 2001.

•	acquisition of Telkom’s 37.21% equity interest in Lintasarta, which would increase the Company’s total equity interest in Lintasarta to 69.46%, for the rupiah equivalent of US$38,000 plus Rp4,051 of convertible bonds

•	acquisition of Telkom’s business and assets in Regional Division IV (“KSO Unit IV”), a regional division of Telkom currently operated under a joint operating scheme between Telkom and PT Mitra Global Telekomunikasi Indonesia (Note 9), for the rupiah equivalent of US$375,000.

The transactions with Telkom, involving the sale of the Company’s 35% equity interest in Telkomsel, acquisition of Telkom’s 37.21% equity interest in Lintasarta, and acquisition of Telkom’s 22.5% equity interest in Satelindo, were consummated on May 16, 2001. These transactions were accounted for under the pooling-of-interests method.

The KSO Unit IV acquisition was not consummated by the closing date on January 31, 2002. On February 1, 2002, the Company and Telkom made a press release to announce the cancellation of the proposed acquisition of KSO Unit IV because certain conditions were not met.

Below is the summary of revenue, operating income and net income (loss) for the companies acquired under the cross-ownership transactions that are included in the Company’s results of operations prior to the acquisition in April 2001:

Satelindo
Revenue	—
Operating income	—
Net loss	(87,412	)*

Lintasarta
Revenue	119,038
Operating income	34,869
Net income	21,411

*	recorded as part of equity in net loss of associated companies

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The intercompany transactions of the Company with each of Satelindo and Lintasarta prior to the acquisition are as follows:

Satelindo
Interconnection revenue-sharing	4,030
Satellite transponder lease	(5,236)

Lintasarta
Revenue sharing	7,514
Sale of Indefeasible Right of Use (“IRU”)	—
Compensation for the use of Lintasarta’s networks	(3,529)

On May 31, 2001, the Company also consummated the acquisition of 100% equity interest in Bimagraha from its shareholders for US$248,273 and Rp1,421,686. This transaction was accounted for using the purchase method. The goodwill arising from this transaction amounted to Rp2,728,393 (net of deferred tax liability on the difference in fair value between the tax basis and the book basis of the net assets acquired). On May 31, 2001, Bimagraha had 45% equity interest in Satelindo.

The cross-ownership transactions and the acquisition of Bimagraha were approved by the Company’s stockholders at the Stockholders’ Extraordinary Meeting held on May 10, 2001.

Based on the assessment from independent valuers in their reports dated April 3, 2001, they have the opinion that the acquisition and selling prices of the above-mentioned cross-ownership transactions with Telkom and acquisition of Bimagraha are fair and reasonable. The independent assessments were prepared in accordance with BAPEPAM Regulation No. IX.E.1, “Transactions with Conflict of Interests” dated August 22, 2000.

After the direct acquisition from Telkom (22.5%) and the indirect acquisition through Bimagraha (45%), the Company’s total equity interest in Satelindo increased from 7.5% to 75%.

Expenditures incurred in connection with the foregoing transactions amounted to Rp321,445, of which the amount of Rp259,811 relating to the pooling-of-interests was charged to operations and shown as “Consultancy Fees” in the 2001 consolidated statement of income and the amount of Rp61,634 relating to the purchase was included as part of the cost of the investment acquired.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Shown below is the summary of the book/fair values and cost of the assets and liabilities of the equity interests acquired or sold at the time of the acquisition or sale.

	Satelindo
	Through Telkom (Pooling)	Through Bimagraha (Purchase)	Lintasarta (Pooling)	Telkomsel (Pooling)	Net
Total Assets	2,072,550	3,108,825	360,821	(1,393,572)	4,148,624
Excess of fair value over book value	—	1,720,335	—	—	1,720,335
Goodwill (net of deferred tax liability on the difference in fair value between the tax basis and the book basis of the net assets acquired)	—	2,728,393	—	—	2,728,393
Total Liabilities	2,216,617	3,324,925	161,545	—	5,703,087
Stockholders’ Equity
Difference in value from restructuring transactions of entities under common control	(2,092,260)	—	(417,727)	6,869,246	4,359,259
Difference in transactions of equity changes in associated companies/subsidiaries (net of applicable income tax)	265,831	—	—	(297,031)	(31,200)
Retained earnings (deficit)	(365,461)	—	21,627	—	(343,834)

As of December 31, 2002, Telkom has fully paid the net settlement of the cross-ownership transactions.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

5.    CASH AND CASH EQUIVALENTS

This account consists of the following:

	2002	2003
Cash on hand
Rupiah	1,095	2,158
U.S. dollar (US$13 in 2002 and US$65 in 2003)	112	553

	1,207	2,711

Cash in banks
Related parties (Note 29)
Rupiah
PT Bank Mandiri (Persero) Tbk (“Mandiri”)	143,828	47,764
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	50,749	16,258
PT Bank Pembangunan Daerah DKI Jakarta	5,029	3,412
PT Bank Danamon Indonesia Tbk (“Danamon”)	—	1,288	*
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	271	726
PT Bank Internasional Indonesia Tbk (“BII”)	—	476	*
Others (each below Rp230)	204	748
U.S. dollar
Mandiri (US$7,629 in 2002 and US$1,481 in 2003)	68,203	12,535
Others (US$176 in 2002 and US$119 in 2003)	1,575	1,010
Third parties
Rupiah
PT Bank Central Asia Tbk (“BCA”)	12,104	51,401
PT Bank Niaga Tbk (“Niaga”)	686	19,406
Deutsche Bank, Jakarta Branch	11,070	14,954
Standard Chartered Bank, Jakarta Branch	3,586	3,299
PT Bank Umum Koperasi Indonesia (“Bukopin”)	2,452	1,968
PT Bank Artha Graha	3,083	1,231
Citibank N.A., Jakarta Branch	1,508	1,204
PT Bank Finconesia	—	1,130
PT Bank Permata Tbk (formerly “PT Bank Bali Tbk”)	2,001	458
Danamon	3,900	—
Others (each below Rp1,000)	2,205	1,211
U.S. dollar
Deutsche Bank, Jakarta Branch (US$4,814 in 2002 and US$2,551 in 2003)	43,037	21,590
Citibank N.A., Jakarta Branch (US$898 in 2002 and US$348 in 2003)	8,024	2,946
Standard Chartered Bank, Jakarta Branch (US$282 in 2002 and US$283 in 2003)	2,523	2,393
Niaga (US$7,060 in 2002 and US$145 in 2003)	63,118	1,230
Others (US$13 in 2002 and US$68 in 2003)	117	573

	429,273	209,211

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002	2003
Time deposits
Related parties (Note 29)
Rupiah
Mandiri	382,527	295,148
Danamon	—	134,000	*
BRI	114,490	67,000
PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)	160,555	55,500
BNI	582,287	14,885
PT Bank Tabungan Negara (Persero)	5,850	2,000
U.S. dollar
BNI (US$1,960 in 2002 and US$75,900 in 2003)	17,522	642,493
Danamon (US$50,000)	—	423,250	*
BRI (US$37,000)	—	313,205
Mandiri (US$50,600 in 2002 and US$15,257 in 2003)	452,360	129,152
Mandiri Syari’ah (US$8,000)	—	67,720
Third parties
Rupiah
Deutsche Bank, Jakarta Branch	20,900	506,955
Bukopin	10,800	113,300
PT Bank Finconesia	—	100,000
PT Bank Bumiputera	5,000	50,000
Niaga	11,035	43,500
PT Bank Muamalat Indonesia (“Muamalat”)	24,000	27,000
PT Bank Yuda Bhakti	11,000	21,000
PT Bank Mega Tbk	19,750	19,430
Citibank N.A., Jakarta Branch	—	5,620
PT Bank NISP Tbk (“NISP”)	15,000	5,000
PT Bank Victoria International	—	502
Danamon	7,800	—
U.S. dollar
BCA (US$50,000)	—	423,250
NISP (US$2,000 in 2002 and US$21,000 in 2003)	17,880	177,765
Niaga (US$50 in 2002 and US$20,050 in 2003)	447	169,723
Bukopin (US$20,000)	—	169,300
PT Bank Mega Tbk (US$20,000)	—	169,300
Bumiputera (US$2,000 in 2002 and US$7,500 in 2003)	17,880	63,488
Muamalat (US$4,300)	—	36,400
Deutsche Bank, Jakarta Branch (US$29,700 in 2002 and US$3,698 in 2003)	265,518	31,299
Citibank N.A., Jakarta Branch (US$3,560 in 2002 and US$2,410 in 2003)	31,826	20,401
PT Bank Finconesia (US$25,000)	223,500	—
Mees Pierson N.V., The Netherlands (US$75)	671	—
Others (US$300)	2,682	—

	2,401,280	4,297,586

Total	2,831,760	4,509,508

*	affiliates of the Companies starting 2003

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Time deposits denominated in rupiah earned interest at annual rates ranging from 11.00% to 17.98% in 2001, from 10.00% to 18.32% in 2002 and from 5.00% to 15.35% in 2003, while those denominated in U.S. dollar earned interest at annual rates ranging from 1.25% to 6.84% in 2001, from 0.85% to 5.03% in 2002 and from 0.60% to 5.03% in 2003.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

6.    ACCOUNTS RECEIVABLE—TRADE—TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 29).

The aging schedule of the accounts receivable is as follows:

	2002		2003
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0-3 months	319,776	77.33	227,506	73.69
4-6 months	30,378	7.35	15,881	5.14
over 6 months	63,369	15.32	65,358	21.17

Total	413,523	100.00	308,745	100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

	2002	2003
Balance at beginning of year	81,885	111,306
Provision	29,421	3,564
Write-off	—	(23,998)

Balance at end of year	111,306	90,872

Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

7.    ACCOUNTS RECEIVABLE—TRADE—THIRD PARTIES

This account consists of the following:

	2002	2003
Overseas international carriers
Saudi Telecom Company, Saudi Arabia (US$5,196 in 2002 and US$9,806 in 2003)	46,455	83,008
Telekom Malaysia Berhad, Malaysia (US$3,078 in 2002 and US$8,350 in 2003)	27,518	70,685
Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289)	29,407	27,844
UAE-Etisalat, United Arab Emirates (US$2,557 in 2002 and US$2,616 in 2003)	22,857	22,149
Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203)	19,695	18,649
Chunghwa Telecom Co. Ltd., Taiwan (US$3,285 in 2002 and US$2,184 in 2003)	29,370	18,487
Mutiara Telecommunications Sdn Bhd, Malaysia (US$796 in 2002 and US$2,047 in 2003)	7,115	17,325
KPN, Royal Dutch Telecommunication, the Netherlands (US$1,563 in 2002 and US$1,955 in 2003)	13,972	16,553
DDI Corporation, Japan (US$1,645 in 2002 and US$1,815 in 2003)	14,710	15,362
TT dotCom Sdn Bhd, Malaysia (US$2,316 in 2002 and US$1,628 in 2003)	20,706	13,780
Korea International Telecommunication, Korea (US$1,174 in 2002 and US$1,407 in 2003)	10,495	11,912
Dacom Corporation, Korea (US$1,508 in 2002 and US$1,406 in 2003)	13,485	11,898
People’s Television Network, Canada (US$1,110 in 2002 and US$1,270 in 2003)	9,923	10,750
AT&T, U.S.A. (US$1,612 in 2002 and US$572 in 2003)	14,415	4,845
Maxis International Sdn Bhd, Malaysia (US$2,301 in 2002 and US$484 in 2003)	20,568	4,100
MobileOne (Asia) Pte. Ltd., Singapore (US$638 in 2002 and US$356 in 2003)	5,706	3,015
Others (each below Rp6,000, including US$23,060 in 2002 and US$41,265 in 2003)	207,858	350,826

	514,255	701,188

Local companies
PT Excelcomindo Pratama	12,537	13,739
PT Cakrawala Andalas Televisi (US$1,522 in 2002 and US$1,530 in 2003)	13,609	12,949
PT Batam Bintan Telekomunikasi	7,697	3,761
PT Ratelindo	9,716	3,652
Others (each below Rp6,000, including US$9,879 in 2002 and US$5,694 in 2003)	209,219	236,876

	252,778	270,977

Cellular post-paid subscribers	128,447	205,971

Total	895,480	1,178,136
Less allowance for doubtful accounts	238,020	353,221

Net	657,460	824,915

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The aging schedule of the accounts receivable is as follows:

	2002		2003
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0- 6 months	652,474	72.86	824,054	69.95
7-12 months	65,629	7.33	116,673	9.90
13-24 months	77,246	8.63	65,770	5.58
over 24 months	100,131	11.18	171,639	14.57

Total	895,480	100.00	1,178,136	100.00

As of December 31, 2003, approximately 5.82% of accounts receivable—trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 17) and for short-term loans obtained by Sisindosat.

The changes in the allowance for doubtful accounts provided on the accounts receivable—trade from third parties are as follows:

	2002	2003
Balance at beginning of year	452,927	238,020
Provision	33,264	130,257
Write-off	(239,297)	(5,772)
Allowance of accounts receivable—trade—third parties which became related parties in 2002	(4,181)	—
Effect of foreign exchange adjustment	(4,693)	(9,284)

Balance at end of year	238,020	353,221

The effect of foreign exchange adjustment was due to the strengthening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited to “Gain on Foreign Exchange—Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 6).

Management believes the established allowance is sufficient to cover possible losses from uncollectible accounts receivable.

8.    PREPAID TAXES

This account consists of the following:

	2002	2003
Claims for tax refund	299,614	1,188,121
Value Added Tax (“VAT”)	181,546	46,799
Others	21,490	31,716

Total	502,650	1,266,636

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Claims for tax refund in 2002 mainly consist of the excess prepayments of the Company’s income tax—articles 23 and 25 over the Company’s current income tax expense while those in 2003 mainly consist of claim for prepaid VAT from the transfer of IM3’s and Satelindo’s inventories and property and equipment to the Company due to the merger.

9.    INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

	2002
	Equity Interest (%)	Cost	Company’s portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments		Carrying Value
Investments in:
PT Mitra Global Telekomunikasi Indonesia	30.55	168,747	(39,341)		129,406
PT Multi Media Asia Indonesia	26.67	56,512	(212)		56,300
PT Electronic Datainterchange Indonesia	49.00	12,250	14,175	(a)	26,425
PT Graha Lintas Properti	37.84	16,800	(2,354)		14,446
Others (carrying value below Rp10,000 each)	20.00 - 49.00	60,031	(35,659	)(b)	24,372

Total		314,340	(63,391)		250,949
Less allowance for decline in value		90,781	—		90,781

Net		223,559	(63,391)		160,168

(a)	net of cash dividend amounting to Rp2,572 in 2002
(b)	net of cash dividend amounting to Rp232 in 2002

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003
	Equity Interest (%)	Cost	Company’s portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments	Carrying Value
Investments in:
PT Mitra Global Telekomunikasi Indonesia	30.55	168,747	(8,772)	159,975
PT Multi Media Asia Indonesia	26.67	56,512	(212)	56,300
PT Electronic Datainterchange Indonesia	49.00	12,250	15,467 (d)	27,717
PT Graha Lintas Properti	37.84	16,800	(2,354)	14,446
Others (carrying value below Rp10,000 each) (c)	20.00 - 49.00	50,031	(33,363)	16,668

Total		304,340	(29,234)	275,106
Less allowance for decline in value (c)		83,490	—	83,490

Net		220,850	(29,234)	191,616

(c)	net of investment in PT Menara Jakarta sold in 2003
(d)	net of cash dividend amounting to Rp1,614 in 2003

The changes in the carrying value of the investments in associated companies for the years ended December 31, 2002 and 2003 are as follows:

	2002	2003
Equity in net income of associated companies	72,288	33,771
Write-off of allowance for decline in value of investment due to sale of investment	—	8,000
Sale of investment	—	(8,000)
Cash dividends received from associated companies	(2,804)	(1,614)
Provision for decline in value of investment	—	(709)
Decrease in carrying value of investment in APE due to consolidation (Note 1d)	(1,237)	—

Net	68,247	31,448

The economic difficulties faced by Indonesia (Note 39) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp90,781 and Rp83,490 as of December 31, 2002 and 2003, respectively, which the Companies believe is adequate to cover expected losses on those investments.

PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV) (Note 4).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On September 24, 2003, the Company and the other MGTI stockholders entered into a Sale and Purchase Agreement (“SPA”), wherein all the MGTI stockholders agreed to sell and transfer all of their shares to PT Alberta Telecommunication (“Alberta”) for a total consideration amounting to US$240,000. This consideration includes the amount that should be paid by MGTI stockholders to settle MGTI’s liabilities to its vendors and creditors, but excludes any post-closing consideration that should be paid by MGTI to its stockholders. Based on the SPA, the closing of the transaction was expected to be three months after the date of the SPA but, as of December 31, 2003, the transaction has not yet been consummated (Note 40c).

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara (“PSN”) and M2A (“the Parties”), the parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

PT Electronic Datainterchange Indonesia (“EDI”)

EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services.

In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas (“AKSES”). EDI has 80% equity interest in AKSES.

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 39) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

10.    OTHER LONG-TERM INVESTMENTS

This account consists of the following:

	2002	2003
Investments in:
Shares of stock accounted for under the cost method—net	218,820	191,170
Convertible bonds—net	54,750	—
Equity securities which are available-for-sale	99	99

Total	273,669	191,269

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

a.    Investments in shares of stock which are accounted for under the cost method

	2002
	Equity Interest (%)	Cost/ Carrying Value
PT Pramindo Ikat Nusantara	9.10	113,415
The International Telecommunications Satellite Organization	0.34	97,427
PT Datakom Asia	5.00	50,000
ICO Global Communications (Holdings) Limited	0.87	49,977
AlphaNet Telecom Inc.	—	32,149
U.S.A. Global Link, Inc.	19.05	26,249
Others (cost/carrying value below Rp4,000 each)	0.40-17.60	13,105

Total		382,322
Less allowance for decline in value		163,502

Net		218,820

	2003
	Equity Interest (%)	Cost/ Carrying Value
The International Telecommunications Satellite Organization	0.34	97,427
PT Pramindo Ikat Nusantara	7.15	89,111
PT Datakom Asia	5.00	50,000
ICO Global Communications (Holdings) Limited	0.87	49,977
AlphaNet Telecom Inc.	—	32,149
U.S.A. Global Link, Inc.	19.05	26,249
Others (cost/carrying value below Rp4,000 each) 1)	10.00-17.60	4,632

Total		349,545
Less allowance for decline in value		158,375

Net		191,170

1)	net of investments in PT Multimedia Nusantara sold in February 2003 and in The International Mobile Satellite Organization sold in December 2003

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

b.    Investments in convertible bonds

As of December 31, 2002 and 2003, this account consists of:

	2002	2003
AlphaNet Telecom Inc.	71,441	71,441
PT Cipta Televisi Pendidikan Indonesia	54,750	—
PT Yasawirya Indah Mega Media	18,000	18,000

Total	144,191	89,441
Less allowance for decline in value	89,441	89,441

Net	54,750	—

c.    Equity securities which are available-for-sale

As of December 31, 2002 and 2003, this account consists of:

BNI	89
Telkom	10

Total	99

The economic difficulties faced by Indonesia (Note 39) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp252,943 and Rp247,816 as of December 31, 2002 and 2003, respectively, which management believes is adequate to cover expected losses on the investments.

The International Telecommunications Satellite Organization (“Intelsat”)

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company’s investment in Intelsat was made in 1985.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company’s capital contributions in Intelsat totalling US$11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method.

PT Pramindo Ikat Nusantara (“PIN”)

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme (“KSO”), PIN has taken over from Telkom the operations of Telkom’s Regional Division I (Sumatera) starting January 1, 1996 to December 31, 2010.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On April 19, 2002, Telkom and the PIN stockholders, which include the Company, entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$381,499, in three share-purchase transactions, as follows:

—	30% of the shares at the Initial Closing Date, which was expected to occur on August 1, 2002

—	15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

—	55% of the shares at the Subsequent Closing Date, which shall occur not later than December 31, 2004

Telkom paid approximately US$9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation (one of PIN’s stockholders), which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately US$372,235, plus the corresponding interest for the applicable period, was settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

In 2002, the Company received from Telkom US$5,414 for the initial payment and Rp32,199 for the working capital reimbursement.

On September 30, 2003, the Company closed its second share-purchase transaction with Telkom by the sale of its 1.95% equity investment in PIN for US$7,439.

The gain on sale of investment in PIN amounting to Rp109,185 and Rp32,207 in 2002 and 2003, respectively, was recorded under “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity.

On December 15, 2003, the Company received from Telkom the proceeds of the latter’s promissory notes amounting to US$2,560 (equivalent to Rp21,737—presented as part of Other Current Liabilities) intended as part of the settlement of the shares to be sold at the Subsequent Closing Date (Note 40h).

PT Datakom Asia (“DA”)

DA is the holding company for the companies in the Datakom group of companies engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

In 1997, the Company purchased 5% equity interest in DA at the price of Rp50,000 under the condition that DA or another appointed party would repurchase the Company’s 5% equity interest in DA at the price of Rp50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake the initial public offering (“IPO”) of its shares by December 31, 1999. As of December 31, 2003, the Company has not yet finalized its negotiations with DA on the repurchase as a result of the inability of DA to undertake its IPO.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, an Inmarsat subsidiary that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investment in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. This amount was included in “Other Income (Expenses)—Others—Net” account in the 2001 consolidated statement of income. The liquidation process of ATI was completed in 2003.

U.S.A. Global Link, Inc. (“Global Link”)

In 1996, Sisindosat acquired Global Link, a company incorporated in the U.S.A and engaged mainly in the provision of callback services.

As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

PT Cipta Televisi Pendidikan Indonesia (“CTPI”)

CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company purchased 15 convertible bonds of CTPI at the nominal value of Rp10,000 each.

Following the default of CTPI to pay the principal and interest of the bonds on October 15, 2002 (the maturity date), the Company sent a redemption notice to CTPI to redeem the bonds. On October 16, 2002, the Company also sent a letter to PT Tridan Satriaputra, as guarantor of the bonds, to pay the bonds.

Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company US$5,000 in cash not later than March 31, 2003 and US$10,000 in the form of registered transferable term loan from PT Garuda Indonesia (“the Garuda Debt”—Note 40a).

In 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to Rp95,250.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

As set forth in a Settlement Agreement dated June 6, 2003, the Company agreed to sell and transfer the CTPI (“Issuer”) bonds to PT Berkah Karya Bersama (“Financier”) and the latter party agreed to purchase and accept the transfer from the Company.

The Financier shall pay a consideration of US$5,000 in 3 installments amounting to US$1,250, US$1,250 and US$2,500, no later than 7, 30 and 60 business days, respectively, as from the date of the agreement and to transfer the Garuda Debt amounting to US$10,000 to the Company.

As set forth in the Post-Closing Disposal Agreement dated June 6, 2003, the Financier shall assist the Company to sell all of the Garuda Debt to a third party, at a price subject to approval by the Company, within 365 days until August 5, 2004 (“Period of Transfer”). In the event the sale is not made during the period of transfer, within 7 days (“Period to Purchase I”) the Financier shall acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale has not been made during the Period to Purchase I, within 7 days (“Period to Purchase II”) the Issuer shall acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale is not made during the Period to Purchase II, within 7 days PT Bhakti Assets Management (a stockholder of the Financier) shall acquire the Garuda Debt at a net transfer price of 50% of the face value.

On August 7, 2003, the Company received US$5,000 from the Financier and recognized the Garuda Debt at 50% of the face value (or US$5,000, equivalent to Rp41,425) since this is the portion of the Garuda Debt that is reasonably assured of being recovered.

Based on a Trade Confirmation dated September 8, 2003, the Company sold all of its Garuda Debt to Deutsche Bank AG, London for US$4,425 (Note 40a).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

11.    PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	2002
	Balance at Beginning of Year	Transactions during the Year				Balance at End of Year
		Additions	Deductions	Reclassifications	New Subsidiaries Acquired
Carrying Value
Landrights	215,251	37,342	517	—	—	252,076
Buildings	265,434	15,339	259	12,212	—	292,726
Submarine cables	686,051	24	—	38,095	—	724,170
Earth stations	108,420	64	—	—	—	108,484
Inland link	78,180	8,085	—	79,872	—	166,137
Switching equipment	240,306	4,462	—	33,660	—	278,428
Telecommunications peripherals	783,840	146,603	23,361	76,895	34	984,011
Information technology equipment	426,757	36,315	38,917	76,301	6,418	506,874
Office equipment	774,552	49,914	5,529	79,863	458	899,258
Building and leasehold improvements	174,006	11,003	426	40,129	—	224,712
Vehicles	28,438	3,695	6,012	2,059	—	28,180
Cellular technical equipment
Base station subsystem	4,700,440	146,048	—	1,711,691	—	6,558,179
Network switching subsystem	1,964,340	87,370	—	384,290	—	2,436,000
Operating support subsystem	395,337	49,377	—	270	—	444,984
Satellite technical equipment
Satellites	865,336	113,773	—	364	—	979,473
Master control station	132,482	20,259	—	336	—	153,077
Customer premises equipment	64,892	18,560	—	12,925	—	96,377
Transmission and cross-connection equipment
Transmission equipment	403,675	—	—	2,516	—	406,191
Cross-connection equipment	23,363	—	—	4,227	—	27,590
Properties under construction and installation	1,533,707	3,294,469	—	(2,555,705)	—	2,272,471

Total	13,864,807	4,042,702	75,021	—	6,910	17,839,398

Accumulated Depreciation
Buildings	102,655	27,518	119	—	—	130,054
Submarine cables	155,077	50,235	—	—	—	205,312
Earth stations	61,745	5,863	—	—	—	67,608
Inland link	19,145	9,584	—	—	—	28,729
Switching equipment	103,573	22,097	—	—	—	125,670
Telecommunications peripherals	415,184	129,832	13,245	—	5	531,776

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002
	Balance at Beginning of Year	Transactions during the Year				Balance at End of Year
		Additions	Deductions	Reclassifications	New Subsidiaries Acquired
Information technology equipment	279,892	47,482	24,089	—	—	303,285
Office equipment	210,880	142,550	1,388	—	1,501	353,543
Building and leasehold improvements	124,110	24,215	249	—	—	148,076
Vehicles	9,535	4,383	2,107	—	—	11,811
Cellular technical equipment
Base station subsystem	1,547,108	722,834	—	—	—	2,269,942
Network switching subsystem	787,490	293,041	—	—	—	1,080,531
Operating support subsystem	46,324	53,662	—	—	—	99,986
Satellite technical equipment
Satellites	271,842	123,816	—	—	—	395,658
Master control station	35,673	17,845	—	—	—	53,518
Customer premises equipment	9,781	8,047	—	—	—	17,828
Transmission and cross - connection equipment
Transmission equipment	76,631	36,762	—	—	—	113,393
Cross-connection equipment	8,046	4,167	—	—	—	12,213

Total	4,264,691	1,723,933	41,197	—	1,506	5,948,933

Less impairment in value	131,209	—	—	—	—	131,209

Net Book Value	9,468,907					11,759,256

	2003
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Carrying Value
Landrights	252,076	7,680	13	—	259,743
Buildings	292,726	3,153	—	62,506	358,385
Submarine cables	724,170	932	8,040	196	717,258
Earth stations	108,484	—	—	—	108,484
Inland link	166,137	1,122	—	30,597	197,856
Switching equipment	278,428	24,448	—	5,897	308,773
Telecommunications peripherals	984,011	214,256	4,278	64,249	1,258,238
Information technology equipment	506,874	252	—	136,209	643,335
Office equipment	899,258	113,037	1,034	41,893	1,053,154
Building and leasehold improvements	224,712	11,881	228	203,170	439,535

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Vehicles	28,180	1,751	14,276	—	15,655
Cellular technical equipment
Base station subsystem	6,558,179	46,651	3,471	1,639,340	8,240,699
Network switching subsystem	2,436,000	22,467	120,950	886,595	3,224,112
Operating support subsystem	444,984	1,988	—	92,733	539,705
Satellite technical equipment
Satellites	979,473	14,896	—	—	994,369
Master control station	153,077	600	—	2,066	155,743
Customer premises equipment	96,377	96	—	7,878	104,351
Transmission and cross-connection equipment
Transmission equipment	406,191	25,132	—	4,910	436,233
Cross-connection equipment	27,590	146	—	1,038	28,774
Properties under construction and installation	2,272,471	3,829,022	35,790	(3,179,277)	2,886,426

Total	17,839,398	4,319,510	188,080	—	21,970,828

Accumulated Depreciation
Buildings	130,054	23,492	—	—	153,546
Submarine cables	205,312	48,909	6,218	—	248,003
Earth stations	67,608	5,365	—	—	72,973
Inland link	28,729	11,870	—	—	40,599
Switching equipment	125,670	20,730	—	—	146,400
Telecommunications peripherals	531,776	156,627	4,278	—	684,125
Information technology equipment	303,285	87,944	—	—	391,229
Office equipment	353,543	129,855	299	—	483,099
Building and leasehold improvements	148,076	44,728	228	—	192,576
Vehicles	11,811	4,797	6,799	—	9,809
Cellular technical equipment
Base station subsystem	2,269,942	854,946	2,074	—	3,122,814
Network switching subsystem	1,080,531	361,474	89,762	—	1,352,243
Operating support subsystem	99,986	62,536	—	—	162,522
Satellite technical equipment
Satellites	395,658	84,729	—	—	480,387
Master control station	53,518	10,986	—	—	64,504
Customer premises equipment	17,828	7,425	—	—	25,253
Transmission and cross - connection equipment
Transmission equipment	113,393	20,101	—	—	133,494
Cross-connection equipment	12,213	2,291	—	—	14,504

Total	5,948,933	1,938,805	109,658	—	7,778,080

Less impairment in value	131,209	1,010	32,598	—	99,621

Net Book Value	11,759,256				14,093,127

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

During 2001, 2002 and 2003, sales of certain property and equipment were made as follows:

	2001	2002	2003
Proceeds from sale	5,561	3,412	6,147
Net book value	(672)	(1,040)	(6,974)

Gain (loss)	4,889	2,372	(827)

Depreciation charged to operations amounted to Rp1,011,619 (including a proportionate share in the depreciation expense of Satelindo from January to May 2001 amounting to Rp97,873), Rp1,723,933 and Rp1,938,805 in 2001, 2002 and 2003, respectively.

In 1999, Satelindo assessed its property and equipment in connection with indications of asset impairment. Based on the assessment, Satelindo provided an impairment reserve amounting to Rp131,209 for certain property and equipment whose carrying value exceeded their recoverable amount. In November 2003, Satelindo disposed the property and equipment which previously have been provided with an impairment reserve amounting to Rp32,598. Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 except as already recognized by Satelindo.

As of December 31, 2003, the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for US$2,117,737 and Rp8,846,905, including insurance on the Company’s satellite amounting to US$1,553,180 which is pledged as collateral for its long-term debts (Notes 17 and 18). In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

As of December 31, 2003, approximately 45.83% of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by the Company and Lintasarta (Note 17).

The details of the Companies’ properties under construction and installation as of December 31, 2002 and 2003 are as follows:

2002	Percentage of Completion	Cost	Estimated Date of Completion
Cellular technical equipment	39	1,413,256	April 2003
Telecommunications peripherals	15-90	482,970	January-June 2003
Submarine cables	90-95	154,757	July-August 2003
Inland link	50-90	63,977	April-June 2003
Building and leasehold improvements	10-87	41,577	January-December 2003
Information technology equipment	15-85	32,849	January-December 2004
Switching equipment	45-95	22,292	February-March 2003
Building	20-90	18,099	January-June 2003
Transmission and cross-connection equipment	44	14,758	April 2003
Satellite technical equipment	30	10,878	May 2003
Others	20-90	17,058	January-June 2003

Total		2,272,471

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

2003	Percentage of Completion	Cost	Estimated Date of Completion
Cellular technical equipment	60-95	2,091,915	March 2004
Telecommunications peripherals	15-90	421,334	January-June 2004
Submarine cables	99	147,508	March 2004
Inland link	54-73	105,535	February-July 2004
Building and leasehold improvements	60-95	36,863	March 2004
Switching equipment	90-93	9,653	March 2004
Satellite technical equipment	55-85	9,246	November 2004
Information technology equipment	70-90	4,580	February 2004
Transmission and cross-connection equipment	75-85	4,512	February 2004
Others	20-95	55,280	January-June 2004

Total		2,886,426

Borrowing costs capitalized during the year to properties under construction and installation are as follows:

	2002	2003
Interest expense	49,443	84,775
Net foreign exchange loss	502	607

12.    GOODWILL AND OTHER INTANGIBLE ASSETS

The balance of this account as of January 1, 2002 represents goodwill amounting to Rp2,728,393 (net of deferred tax liability on the difference in fair value between the tax basis and book basis of the net assets acquired), less seven months’ amortization of Rp318,313 from the acquisition of 100% equity interest in Bimagraha in May 2001 up to December 31, 2001.

In 2002, the Company recognized goodwill (net of deferred tax liability on the difference in fair value between the tax basis and book basis of the net assets acquired) and other intangible assets amounting to Rp2,055,329 from the acquisition of 25% equity interest in Satelindo in June 2002.

The details of the intangible assets acquired from the acquisition of Satelindo in 2002 are as follows:

Amount
Customer base
— Post-paid	154,220
— Prepaid	73,128
Spectrum license	222,922
Brand	147,178

Total	597,448

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase (decrease) in net income as follows:

Period	Amount
Year ended December 31, 2003	669,878
Each of the years ending December 31, 2004 and 2005	572,319
Year ending December 31, 2006	271,798
Year ending December 31, 2007	(84,603)

The analysis of goodwill and other intangible assets is as follows:

	2002	2003
Balance at beginning of year	2,410,080	4,079,090 *
Addition (Notes 1d and 4)	2,055,329	—
Amortization of goodwill	(693,086)	(252,907)
Amortization of intangible assets	(60,409)	(99,201)
Deduction of goodwill due to reversal of deferred tax liabilities relating to the merger transaction (Notes 1e and 15)	—	(382,043)

Balance at end of year	3,711,914	3,344,939

*	As of January 1, 2003, a part of the balance of goodwill amounting to Rp367,176 (net of amortization), which resulted from the deferred tax liability on the difference in fair value between the tax basis and book basis of the net assets acquired, is presented gross of the applicable deferred tax liability, while prior to 2003, it was presented net of such deferred tax liability.

13.    LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

14.    PROCUREMENT PAYABLE

This account consists of payables to the following vendors/contractors:

	2002	2003
Siemens Aktiengesellschaft, Germany (including US$12,828 in 2002 and US$51,553 in 2003)	114,684	438,776
Alcatel CIT, France (including US$4,405 in 2002 and US$37,465 in 2003)	40,034	317,662
PT Ericsson Indonesia (including US$25,134 in 2002 and US$13,703 in 2003)	438,815	171,350
Sumitomo Corporation, Japan (including US$7,252)	—	61,359
PT Siemens Indonesia (including US$713 in 2003)	10,686	52,960
Ericsson AB, Sweden (US$3,487)	—	29,519
PT Westindo Esa Perkasa (including US$1,973)	—	17,682
PT Alcatel Indonesia (including US$770 in 2002 and US$991 in 2003)	7,899	11,228
PT Aditech Matra (including US$133 in 2002 and US$1,169 in 2003)	1,235	11,073
PT Prima Mitratama Sejati (including US$886 in 2002 and US$1,230 in 2003)	7,936	10,969
PT Telehouse Asia (US$927)	—	7,846
PT Tricipta Persada Nusantara (including US$856)	—	7,245
PT Bates Mulia Indonesia	—	6,921
PT Astra Graphia Tbk (including US$225 in 2002 and US$712 in 2003)	2,766	6,604
PT Dawamiba Engineering	6,110	3,148
PT Kopnatel Jaya	5,260	3,077
CV Jasa Utama	5,066	1,653
PT Logica Indonesia (US$97 in 2003)	13,267	825
PT Dwi Mitra Daya Eltiga	15,078	—
Tellabs Oy, Finland	11,645	—
PT Duta Sembilantama Kreasindo	7,525	—
Tecways AG, Germany	7,490	—
PT Aneka Spring Telekomindo	6,993	—
PT Millenia Infokom Teknologi	5,815	—
PT Media Lintas Frekuensi	5,154	—
Others (including US$4,117 in 2002 and US$9,299 in 2003, each below Rp5,000)	223,147	184,910

Total	936,605	1,344,807

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

15.    TAXES PAYABLE

The taxes payable as of December 31, 2002 and 2003 are as follows:

	2002	2003
Estimated corporate income tax payable, less tax prepayments of Rp133,562 in 2002 and Rp386,978 in 2003	112,308	198,592
Income taxes:
Article 21	52,304	71,491
Article 22	514	1,238
Article 23	22,666	26,910
Article 25	22,110	1,194
Article 26	5,405	604
Article 29	3,015	243
VAT	29,251	21,544
Others	608	1,090

Total	248,181	322,906

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The reconciliation between income before income tax and estimated taxable income (loss) of the Company for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Income before income tax per consolidated statements of income	2,138,447	1,343,541	1,570,143
Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations	(232,545)	(823,005)	(313,561)

Income before income tax of the Company	1,905,902	520,536	1,256,582

Positive adjustments
Reversal of write-off of other long-term investment and related interest receivable	—	—	413,049
Interest expense on loans used to finance shares acquisition (Note 17)	—	167,941	253,400
Accrual of remuneration and other employee benefits	—	—	50,469
Accrual of postretirement benefits	—	—	49,841
Provision for doubtful accounts	45,492	313,019	45,659
Assessments for income taxes and related penalties	924	26,485	40,424
Employee benefits	9,825	9,762	37,876
Gain on sale of other long-term investment (Note 10)	—	109,185	32,207
Provision for short-term investment	—	—	25,395
Compensation expense for Employee Stock Option Program (Note 20)	—	—	24,809
Donation	3,760	3,040	5,847
Interest on tax installments	—	137,358	—
Equity in net loss of investees	—	109,608	—
Loss from decline in value of investments in associated companies and other long-term investments	56,300	80,227	—
Provision for termination, gratuity and compensation benefits of employees	—	13,797	—
Gain on sale of investment in associated company (Note 4)	10,718,550	—	—
Depreciation—net	9,089	—	—
Gain on transfer of property and equipment	913	—	—
Others	4,033	1,880	7,876

Negative adjustments
Equity in net income of investees	(126,396)	—	(994,184)
Amortization of goodwill and other intangible assets	(336,202)	(557,488)	(509,647)
Reversal of interest expense on loans used to finance shares acquisition due to the merger (Note 17)	—	—	(421,341)
Sale of other long-term investment and related interest receivable (Note 10)	—	—	(417,649)
Interest income already subjected to final tax	(371,803)	(192,902)	(58,985)
Depreciation—net	—	(47,430)	(46,315)
Write-off of accounts receivable	—	(319,563)	(23,998)
Amortization of debt and bonds issuance cost (Notes 17 and 18)	—	—	(21,662)
Net periodic pension cost	(21,958)	(23,267)	(9,650)
Provision for termination, gratuity and compensation benefits of employees	—	—	(8,754)
Write-off of other long-term investment	—	(95,250)	—
Reversal of allowance for doubtful accounts	(36,539)	—	—
Others	—	(1,117)	—

Estimated taxable income (loss) of the Company	11,861,890	255,821	(268,751)

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The computation of the income tax expense (benefit)—net for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Estimated taxable income (loss) of the Company	11,861,890	255,821	(268,751)

Income tax expense—current (at statutory tax rates)
Company	3,558,550	76,729	—
Less current income tax expense on gain on sale of long-term investments charged to “Difference in Value from Restructuring Transactions of Entities Under Common Control” presented under Stockholders’ Equity	(2,943,963)	—	—

	614,587	76,729	—
Subsidiaries	35,865	169,141	585,570

Total income tax expense—current	650,452	245,870	585,570

Income tax expense (benefit)—deferred
Company—effect of temporary differences at enacted maximum tax rate (30%)
Equity in net income (loss) of investees	37,919	(32,882)	298,255
Amortization of goodwill and other intangible assets	100,861	167,246	152,894
Reversal of interest expense on loans used to finance shares acquisition due to the merger (Note 17)	—	—	126,403
Gain (loss) on sale of investment in associated company	(284,270)	—	125,295
Depreciation—net	(2,727)	14,229	13,895
Write-off of accounts receivable	—	95,869	7,199
Amortization of debt and bonds issuance cost (Notes 17 and 18)	—	—	6,499
Net periodic pension cost	6,587	6,980	2,895
Provision for termination, gratuity and compensation benefits of employees	—	(4,139)	2,626
Effect on reversal of equity in net income of Satelindo, IM3 and Bimagraha due to the merger (Note 1e)	—	—	(709,772)
Reversal of write-off of other long-term investment and related interest receivable	—	—	(123,915)
Tax loss	—	—	(80,626)
Interest expense on loans used to finance shares acquisition (Note 17)	—	(50,383)	(76,020)
Accrual of remuneration and other employee benefits	—	—	(15,141)
Accrual of postretirement benefits	—	—	(14,952)
Provision for doubtful accounts	(13,648)	(93,906)	(13,698)
Provision for short-term investment	—	—	(7,618)
Compensation expense for Employee Stock Option Program	—	—	(7,443)
Write-off of other long-term investment	—	28,575	—
Gain on sale of property and equipment	—	34	—
Loss from decline in value of investments in associated companies and other long-term investments	(16,890)	(24,068)	—
Reversal of allowance for doubtful accounts	10,962	—	—
Loss on transfer of property and equipment	(274)	—	—
Others	—	—	(161)

	(161,480)	107,555	(313,385)

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2001	2002	2003
Subsidiaries
Taxable gain on revaluation of property and equipment, offset against tax losses carry-over	—	—	68,242
Effect of temporary differences at enacted maximum tax rate (30%)
Depreciation—net	(115,654)	100,914	150,618
Equity in net income of investees	122,524	179,458	133,712
Gain on sale of investment in associated company	—	—	3,525
Write-off of accounts receivable	64,651	72,761	1,810
Effect on reversal of equity in net income of Satelindo due to the merger (Note 1e)	—	—	(432,521)
Tax loss carry-over applied (tax loss)	163,790	186,550	(118,637)
Provision for doubtful accounts	(22,080)	(7,459)	(31,990)
Loss from decline in value of other long-term investments	(1,125)	(4,982)	(254)
Amortization of deferred foreign exchange losses	90,998	—	—
Others	6,378	(2,350)	(1,285)
Valuation allowance—net	(386,261)	(103,956)	273
Effect on reversal of temporary difference on depreciation of revalued property and equipment	—	—	(68,242)

	(76,779)	420,936	(294,749)

Income tax expense (benefit)—deferred	(238,259)	528,491	(608,134)

Income tax expense (benefit)—net	412,193	774,361	(22,564)

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The computation of the estimated income tax payable and claims for tax refund for the years ended December 31, 2002 and 2003 is as follows:

	2002	2003
Income tax expense—current
Company	76,729	—
Subsidiaries	169,141	585,570

Total income tax expense—current	245,870	585,570

Less prepayments of income tax of the Company
Article 22	—	3,549
Article 23	97,370	32,335
Article 25	265,552	81,804

Total prepayments of income tax of the Company	362,922	117,688

Less prepayments of income tax of Subsidiaries
Article 22	14,840	54,883
Article 23	31,989	55,105
Article 25	21,528	301,401

Total prepayments of income tax of Subsidiaries	68,357	411,389

Total prepayments of income tax	431,279	529,077

Estimated income tax payable
Company	—	—
Subsidiaries	112,308	198,592

Total estimated income tax payable	112,308	198,592

Claims for tax refund (presented as part of “Prepaid Taxes”)
Company	286,193	117,688
Subsidiaries	11,524	24,411

Total claims for tax refund	297,717	142,099

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense—net as shown in the consolidated statements of income for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Income before income tax per consolidated statements of income	2,138,447	1,343,541	1,570,143
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	984,907	1,533,505	2,047,989

Combined income, net of loss, before income tax of the Company and Subsidiaries	3,123,354	2,877,046	3,618,132

Income tax expense at the applicable tax rate of 30%	937,006	863,114	1,085,439
Taxable gain on revaluation of property and equipment, offset against tax losses carry-over	—	—	68,242
Tax effect on permanent differences
Employee benefits	5,964	11,162	23,043
Tax expense	—	4,066	16,467
Gain on sale of other long-term investment	—	32,755	9,662
Donation	1,145	4,179	7,241
Assessments for income taxes and related penalties	12,383	6,964	21
Interest income already subjected to final tax	(137,319)	(88,295)	(15,112)
Interest on tax installments	—	41,207	—
Others	(4,947)	3,253	(10,313)
Unrealized tax loss	—	—	3,078
Valuation allowance adjustment	(386,261)	(103,956)	273
Effect on reversal of equity in net income of Satelindo, IM3 and Bimagraha due to the merger (Note 1e)	—	—	(1,142,293)
Effect on reversal of temporary differences on depreciation of revalued property and equipment	—	—	(68,242)
Adjustment due to tax audit and others	(15,778)	(88)	(70)

Income tax expense (benefit)—net per consolidated statements of income	412,193	774,361	(22,564)

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2002 and 2003 are as follows:

	2002	2003
Company
Deferred tax assets
Investments in subsidiaries/associated companies	200,349	—
Allowance for decline in value of investments in associated companies and other long-term investments	81,344	—
Interest expense on loans used to finance shares acquisition	50,383	—
Allowance for doubtful accounts—net	35,737	—
Estimated liability for termination, gratuity and compensation benefits of employees	4,139	—

Total	371,952	—

Deferred tax liabilities
Goodwill and other intangible assets	272,808	—
Property and equipment	129,462	—
Difference in transactions of equity changes in associated companies/subsidiaries	121,836	—
Others	2,776	—

Total	526,882	—

Deferred tax liabilities—net	154,930	—

Subsidiaries (Satelindo, SMM and Bimagraha in 2002, Asiatel in 2002 and 2003, and APE in 2003)
Deferred tax assets
Tax loss carry-over	5,089	5,196
Allowance for doubtful accounts—net	68,079	597
Allowance for decline in value of investments in associated companies	3,600	—
Others	2,863	27

	79,631	5,820
Valuation allowance	(5,145)	(5,418)

Net	74,486	402

Deferred tax liabilities
Property and equipment	206,832	1,083
Investments in subsidiaries/associated companies	235,072	—
Others	—	978

Total	441,904	2,061

Deferred tax liabilities—net	367,418	1,659

Total deferred tax liabilities—net	522,348	1,659

Company
Deferred tax assets
Investments in subsidiaries/associated companies	—	409,097
Tax loss carry-over	—	280,392
Allowance for doubtful accounts—net	—	145,364
Allowance for decline in value of investments in associated companies and other long-term investments	—	84,530
Accrual of remuneration and other employee benefits	—	15,140
Accrual of postretirement benefits	—	14,952
Allowance for short-term investment	—	7,618
Compensation expense for Employee Stock Option Program	—	7,443
Estimated liability for termination, gratuity and compensation benefits of employees	—	4,477

Total	—	969,013

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002	2003
Deferred tax liabilities
Property and equipment	—	517,620
Goodwill and other intangible assets	—	425,701
Unamortized debt and bonds issuance cost	—	6,499
Pension cost (Note 28)	—	5,671
Difference in transactions of equity changes in associated companies/subsidiaries	—	1,752
Others	—	925

Total	—	958,168

Deferred tax assets—net	—	10,845

Subsidiaries (IM3, Indosatcom and APE in 2002 and Sisindosat, IMM and Lintasarta in 2002 and 2003)
Deferred tax assets
Allowance for doubtful accounts—net	30,369	24,902
Allowance for decline in value of investments in associated companies and other long-term investments	21,773	22,027
Property and equipment	—	15,948
Investments in subsidiaries/associated companies	5,240	649
Tax loss carry-over	149,478	—
Others	4,478	6,325

Total	211,338	69,851
Valuation allowance	(15,747)	(15,747)

Net	195,591	54,104

Deferred tax liabilities
Property and equipment	70,550	—
Others	1,973	1,094

Total	72,523	1,094

Deferred tax assets—net	123,068	53,010

Total deferred tax assets—net	123,068	63,855

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of December 31, 2002 and 2003 is as follows:

	2002		2003
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	154,930	10,845	—
Subsidiaries
Bimagraha	—	235,072	—	—
Satelindo	—	131,655	—	—
Asiatel	—	691	—	691
IM3	74,819	—	—	—
Sisindosat	30,817	—	29,991	—
Lintasarta	10,018	—	19,892	—
IMM	4,383	—	3,127	—
Indosatcom	2,640	—	—	—
APE	391	—	—	968

Total	123,068	522,348	63,855	1,659

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies, the allowance for decline in value of investments in associated companies and other long-term investments and the capitalized interest expense on loans used to finance the shares acquisition are realized upon sale of the investments, the doubtful accounts are written off, the accrued remuneration and other employee benefits are paid and the tax loss carry-over is utilized. The deferred tax liabilities relate to the differences in the book and tax bases of goodwill and property and equipment due to the use of different amortization/depreciation periods and methods for income tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is probable to be realized. The reduction in valuation allowance mainly relates to the reversal of the valuation allowance provided on tax loss carry-over of Subsidiaries. Management believes that the existing tax loss carry-over can be realized in the future.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

Based on Decision No. KEP-02/WPJ.07/KP.0105/2002 dated March 26, 2002 of the Director General of Taxation, the Company obtained approval to pay the income tax payable article 29 for fiscal year 2001 amounting to Rp1,893,981 in nine installments up to December 25, 2002 with interest at 2% per month. As of December 31, 2002, the Company has fully paid the installments.

In 2002, the Company received assessment letters on tax underpayment (“SKPKB”) of income taxes and VAT detailed as follows:

	Fiscal Year	Date of Letter	Payment Date	Amount *
Income taxes:
Article 21	2001 2000	December 19, 2002 October 25, 2002	January 28, 2003 November 25, 2002	969 136

Article 23	2001 2000 1998	December 19, 2002 October 25, 2002 November 21, 2002	January 28, 2003 November 25, 2002 December 23, 2002	571 90 167

Article 26	2001 1998	December 19, 2002 November 21, 2002	January 28, 2003 December 23, 2002	83 597

Article 29	2001 2000	December 19, 2002 October 25, 2002	January 28, 2003 November 25, 2002	2,648 6,385

VAT	2001 2000 1998	December 19, 2002 October 25, 2002 November 21, 2002	January 28, 2003 November 25, 2002 December 23, 2002	5,594 7,428 1,817

Total				26,485

*	including penalties and interest

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

No income tax was provided for Sisindosat in 2001, for Asiatel in 2001, 2002 and 2003, for Indosat in 2003, for IM3 in 2001 and 2002, for Indosatcom in 2001 and 2002, and for SMM in 2003 because they were in a tax loss position during those years.

The Company provides for deferred tax liabilities (DTL) and deferred tax assets (DTA) relating to the book versus tax basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The above treatment was also applied to the merged subsidiaries up to the merger date (Note 1e).

Total net DTL recognized by the Company as of November 20, 2003 (the merger date) on its investment in the merged subsidiaries amounted to Rp829,689. This net DTL consists of net DTL from equity in net income amounting to Rp709,772 and DTL from Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries (a component of Stockholders’ Equity) amounting to Rp119,917.

Bimagraha also recognized DTL on its equity in net income and difference in transactions of equity changes in Satelindo. As of November 20, 2003, the DTL recognized by Bimagraha from the date it was acquired by the Company on its equity in net income and difference in transactions of equity changes in Satelindo amounted to Rp432,521 and Rp34, respectively.

Due to the merger, the Company’s expectation on the probability of the future settlement of the DTL changed since its investments in the merged subsidiaries already changed in form and are assumed not to be sold to third parties; accordingly, all of the above net DTL were reversed on the merger date. The reversal of net DTL was made against “Income Tax Benefit—Deferred” account or “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries” account, depending on whether the DTL or DTA impacted earnings or equity upon recognition.

On the merger date, the Company also reversed the balance of DTL on the difference in fair value between the tax basis and book basis of the net assets acquired during Bimagraha’s and Satelindo’s acquisition in 2001 and 2002, respectively. Total amount of DTL reversed amounting to Rp382,043 was credited to goodwill (Note 12).

As of November 20, 2003, the tax loss carry-over from IM3 utilized by the Company amounted to Rp665,886, after considering the correction from the Directorate General of Taxation (Note 40d).

The tax loss carry-over of the Company (which includes the tax loss carry-over from IM3), SMM and Asiatel as of December 31, 2003 can be carried forward through 2008 based on the following schedule:

Year Due	Amount
2004	2,152
2005	3,283
2006	133,184
2007	366,345
2008	446,993

Total	951,957

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

16.    ACCRUED EXPENSES

This account consists of the following:

	2002	2003
Interest	102,066	169,564
Concession fee	109,120	103,043
Employee benefits	56,833	83,246
Radio frequency license	27,066	59,701
Postretirement benefits	—	49,841
Network repairs and maintenance	7,632	32,195
Consultancy fees	3,955	25,665
Rental	7,565	10,339
Utilities	1,968	8,432
Others	58,999	99,005

Total	375,204	641,031

17.    LONG-TERM DEBTS

This account consists of the following:

	2002	2003
Related parties
Syndicated loan facility 1
Mandiri Syari’ah	50,000	50,000
BNI	180,704	30,000
Mandiri	753,521	—
BRI	37,676	—
Syndicated loan facility 2
BNI—net of unamortized debt issuance cost of Rp14,322	—	810,678
Mandiri—net of unamortized debt issuance cost of Rp3,472	—	196,528
BNI (US$75,000)	670,500	634,875
Government of the Republic of Indonesia	7,746	2,505
Others	1,289	1,139
Third parties—net of unamortized debt issuance cost of Rp16,925	2,300,803	1,383,698

Total long-term debts	4,002,239	3,109,423

Less current maturities
Related parties
BNI	—	61,875
Mandiri	—	22,220
Government of the Republic of Indonesia	5,010	2,505
Third parties	640,036	112,294

Total current maturities	645,046	198,894

Long-term portion	3,357,193	2,910,529

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The loans from related parties consist of the following:

a.    Syndicated Loan Facility 1

On August 7, 2002, IM3 obtained a long-term credit facility of Rp1,500,000 from the following syndicated banks:

Bank	Amount
Mandiri *	1,000,000
BNI *	230,000	**
BCA	100,000
Mandiri Syari’ah *	50,000
Danamon	50,000
BRI *	50,000
Bukopin	20,000

Total	1,500,000

* related parties ** including Rp30,000 loan from Syari’ah Business Division

Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3’s GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

The loans bear interest in accordance with the prime rate of the syndicated banks. The annual interest rates ranged from 11.34% to 20.00% and from 12.44% to 21.00% in 2002 and 2003, respectively. The loans are payable semi-annually. The first to fourth installments of 15% each of the principal amounts are payable from February 2005 to August 2006. The fifth and sixth installments of 20% of the principal amounts are payable until maturity date, which is August 2007.

On September 24, 2003, Mandiri (as agent) informed IM3 that BRI transferred its credit portion to BCA. In addition, in September and October 2003, IM3 received letters from the banks giving approval to the merger of IM3 with the Company. The credit facility agreement has been amended to consider the above-mentioned matters based on notarial deed No. 1 dated October 1, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.).

On December 23, 2003, the Company paid Rp1,420,000 out of the Rp1,500,000 outstanding loans. The Company is still negotiating with Mandiri Syari’ah and BNI (Syari’ah Business Division) for the repayment terms of the remaining loans amounting to Rp80,000 (Note 40b).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

As of December 31, 2002 and 2003, the outstanding balances of the loans are as follows:

Bank	2002		2003
Mandiri Syari’ah *	50,000		50,000
BNI *	180,704	**	30,000	**
Mandiri *	753,521		—
BCA	75,352		—
Danamon	37,676		—
BRI *	37,676		—
Bukopin	15,071		—

Total	1,150,000		80,000

*	related parties
**	including Rp30,000 loan from Syari’ah Business Division

Based on the credit facility agreement, IM3 should maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months’ interest.

The loans are collateralized by IM3’s GSM 1800 cellular network, either existing or will be financed by the loan facility. The minimum value of the collateral should not be less than 125% of the total loans.

b.    Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank	Amount
BCA	975,000
Mandiri *	900,000
BNI *	900,000
Danamon *	240,000
Bukopin	150,000

Total	3,165,000

*	related parties

The facility is divided into 3 tranches:

Tranche	Bank	Amount
A	Danamon	240,000
	Bukopin	150,000
B	Mandiri	900,000
C	BCA	975,000
	BNI	900,000

Total		3,165,000

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA (Note 33), and/or for capital expenditure financing, and/or other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 11.83% to 12.75% per annum in 2003. The loans are payable semi-annually.

The details of the principal installments of Syndicated Loan 2 are as follows:

Tranche	Semi-annual Installment	Due Date	Amount of Each Installment (% to Principal)
B	1st - 8th	Every six months of interval starting December 2004 to June 2008	11.11
	9th	December 2008	11.12
C	1st - 4th	Every six months of interval starting December 2004 to June 2006	7.50
	5th	December 2006	10.00
	6th - 9th	Every six months of interval starting June 2007 to December 2008	15.00

As of December 31, 2003, the outstanding balances of the loans are as follows:

Bank	Amount
BCA	975,000
BNI *	825,000
Mandiri *	200,000

Balance	2,000,000
Unamortized debt issuance cost	(34,719)

Net	1,965,281

*	related parties

The amortization of debt issuance cost charged to 2003 operations amounted to Rp559.

The loans are collateralized by moving cellular assets owned by the Company in Indonesia from time to time with a minimum value of 125% of the loans based on a fiduciary agreement.

c.    BNI

On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of US$75,000 (equivalent to Rp634,875 as of December 31, 2003). Interest is at LIBOR plus 6.15% which is payable on a quarterly basis. The loan is payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan is collateralized by 9,615,385 shares of Satelindo.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on the loan agreement, the Company is required to comply with, among others, the following covenants:

—	maintain current ratio of 110% at the minimum

—	maintain debt-to-equity ratio (DER) of 233% at the maximum

The proceeds of the loan were used to refinance the loan obtained from Mandiri (point e.2. below).

On January 16, 2004, this loan was repaid (Note 40b).

d.    Government of the Republic of Indonesia

The proceeds of the Company’s loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia—Middle East—Western Europe 2 submarine cables. The loan bore interest at annual rates ranging from 13.16% to 14.53%, from 12.79% to 13.86% and from 8.36% to 12.43% in 2001, 2002 and 2003, respectively. These rates represent the lower between:

•	Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin, and

•	Average interest rate for three-month period of time deposits from five (5) state-owned banks, plus 1% margin.

The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company (“two-step loan”). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers. The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal. The Company’s obligation to the Government is based on the rupiah equivalent at the date of withdrawal.

On January 30, 2004, this loan was repaid (Note 40f).

e.    Mandiri

1)    Sisindosat

Sisindosat’s investment loan facility with Mandiri has a maximum amount of Rp478 and is available for three years starting from June 14, 2002 with annual interest rate of 19.5%. The outstanding balances of this loan as of December 31, 2002 and 2003 are Rp396 and Rp246, respectively.

2)    The Company

On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp1,500,000.

In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point c. above) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 18).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The loans from third parties consist of the following:

	2002	2003
Syndicated Loan Facility 2 (refer to previous section on loans from related parties)
BCA—net of unamortized debt issuance cost of Rp16,925	—	958,075
BCA (US$40,000)	357,600	338,600
Import Sight Letter of Credit (“L/C”) Facility and Investment Credit Facility 1 from Niaga	113,199	74,199
Import Sight Letter of Credit (“L/C”) Facility and Investment Credit Facility 2 from Niaga	—	12,580
GECA Credit
Tranche 1 (US$92,205)	845,436	—
Tranche 2 (US$6,627)	59,247	—
Debt Facility with Alcatel CIT and PT Alcatel Enkomindo (US$46,400)	414,816	—
Ex—Indonesian Bank Restructuring Agency (“IBRA”) Term Loan (US$25,873)	235,458	—
Term Loan with IntesaBci S.p.A/Deutsche Bank AG, London (US$16,196)	146,329	—
Syndicated Loan Facility 1 (refer to previous section on loans from related parties)
BCA	75,352	—
Danamon	37,676	—
Bukopin	15,071	—
Others (including US$43 in 2002)	619	244

Total	2,300,803	1,383,698
Less current maturities	640,036	112,294

Net	1,660,767	1,271,404

a.    BCA

1).	On July 23, 2002, the Company entered into a loan agreement with a total facility of US$75,000 with BCA. This time loan facility was used by the Company to finance the capital injection in Satelindo (Note 1d). Interest was paid quarterly at the annual fixed interest rate of 8.6%. The loan was covered by a promissory note issued by the Company to BCA, which note was transferable by BCA to other banks in Indonesia with prior notification to the Company. In December 2002, the Company partially settled the loan amounting to US$50,000 of which US$10,000 was financed by a part of the proceeds from the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 18) and US$40,000 was financed through a new loan facility from BCA (see below). As of December 31, 2002, the outstanding loan amounted to US$25,000 (presented as part of “Short-term Loans”) which was repaid in full upon its maturity in January 2003.

2).	On December 3, 2002, the Company entered into another loan agreement with a total facility of US$40,000 to refinance a part of the above BCA loan. The loan matures on December 23, 2007. The loan is payable in quarterly installments of US$3,333 starting from March 23, 2005. Interest is payable quarterly at 5.9% over the interest rate of three-month time deposits in U.S. dollar of BCA. The loan is collateralized by the Company’s investment in shares of Satelindo with a minimum amount of 125% of the total loan facility. On January 8, 2004, this loan was repaid (Note 40b).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

b.    Import Sight L/C Facility and Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained facilities from Niaga as follows:

•	Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp130,000 wherein 10% of the facility would be financed by Lintasarta itself and 90% of the facility or Rp117,000 would be financed through investment credit facility. The facility also included local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp26,000. This facility expired on December 31, 2002.

•	Investment credit facility amounting to Rp117,000 for financing the above facility. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The repayment of the principal started on January 16, 2003, with installments amounting to Rp9,750 payable quarterly up to October 16, 2005. As of December 31, 2002 and 2003, this loan had outstanding balances of Rp113,199 and Rp74,199, respectively.

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 7) and time deposit placed in Niaga amounting to Rp10,000 (presented as part of “Non-current Assets—Others”). Lintasarta is required to obtain written approval from Niaga if:

—	The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period.

—	Lintasarta will obtain new debts (Note 18).

—	Lintasarta will invest in other than Lintasarta’s current business.

—	Lintasarta is also required to maintain certain financial ratios and the dividends distribution should not be more than 50% of the current year’s net income.

In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•	Import Sight/Usance/UPAS L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount has been reduced to US$1,000. As of December 31, 2003, Lintasarta has not used this facility.

•	Bank guarantee facility amounting to US$3,000. On August 4, 2003, this facility was rolled over until August 6, 2004 but the facility amount has been reduced to US$500. No drawings have been made from the reduced facility as of December 31, 2003.

c.    Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility and the remaining would be financed by Lintasarta itself. This

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

facility will expire on August 14, 2004. As of December 31, 2003, Lintasarta has already drawn US$1,646 (equivalent to Rp13,931) from this facility. This facility is secured by time deposit amounting to Rp13,952 which is partly financed from the investment credit facility (see below).

•	Investment credit facility amounting to Rp15,000 for financing the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003). The loan has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal will start on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of December 31, 2003, Lintasarta has already drawn Rp12,580 from this facility.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

d.    GECA Credit

In 1997, Satelindo entered into a loan agreement with a consortium of banks led by Commerzbank Aktiengesellschaft, Frankfurt am Main (“Commerzbank AG”), as well as with three other banks as lenders, which provided a loan amounting to US$114,988 to finance Satelindo’s importation of GSM equipment from Siemens AG, Germany.

The loan was made available on the basis of an export credit cover provided by the Federal Republic of Germany, represented by HERMES Kreditversicherungs AG (“Hermes”), Hamburg.

In October 1999, Siemens AG repaid the amount of US$3,028 to Commerzbank AG due to Satelindo’s return of certain GSM equipment to Siemens AG. Subsequently, in December 1999, Satelindo, Siemens AG, Commerzbank AG and Hermes agreed to divide the outstanding balance of the loan into two tranches in addendum No. 1 to the loan agreement:

—	Loan Tranche 1 represented a portion of the loan amounting to US$99,652 for which deliveries and services have already been made and rendered. Interest is payable at 2.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

—	Loan Tranche 2 represented a portion of the loan amounting to US$12,308 for deliveries and services in connection with a Y2K compliance package and a Hot Billing System. Interest is payable at 0.5% over the six-month LIBOR, subject to adjustment on a semi-annual basis.

The GECA credit agreement, through Amendment Agreement No. 2, superseded the above Tranche 1 of the export credit facility as a result of the debts restructuring on May 30, 2000 (Note 33a).

The credit facility under the GECA credit agreement was collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

As of December 31, 2003, this loan has been repaid (see discussion after “g” below).

e.    Debt Facility with Alcatel CIT and PT Alcatel Enkomindo

Satelindo entered into a debt facility deed (“debt facility”) with Alcatel CIT and PT Alcatel Enkomindo (“Enkomindo”) in March 2000 for a total credit facility of US$116,000. The debt facility replaced a settlement agreement in 1999 regarding cellular equipment and related services that were previously purchased under various job orders.

The debt facility was set to mature on September 30, 2004. Interest was paid on a semi-annual basis commencing January 1, 2000, at the annual LIBOR plus the applicable margin during the interest period (Note 33b).

This debt facility was collateralized by all equipment units delivered to Satelindo by Alcatel CIT and Enkomindo, satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

As of December 31, 2003, this loan has been repaid (see discussion after “g” below).

f.    Ex—IBRA Term Loan

This was an investment credit facility amounting to US$70,000 obtained by Satelindo in 1996 from PT Bank Ekspor Impor Indonesia, which was then merged into Mandiri. The credit facility was collateralized by radio base station equipment located in Jakarta.

Due to the restructuring of Mandiri in 1999, the credit facility was handed over to IBRA (Note 33a).

In August 2000, IBRA sold all of its rights, title and benefits related to the credit facility to Salomon Brothers Holding Company Inc., USA (“Salomon”). The principal outstanding at that time was US$65,402.

Interest was paid on a semi-annual basis commencing January 1, 2000, at LIBOR plus applicable margin during each interest period (Note 33a) over the six-month LIBOR, which was adjusted on a semi-annual basis.

Subsequently, the rights, title and benefits related to the credit facility were sold to several other creditors. As of December 31, 2002, the outstanding principal was payable to the following creditors:

Farallon Capital Management, LLC, USA (US$10,713)	97,496
BCA (US$5,038)	45,854
Ta Chong Bank OBU, Singapore (US$4,615)	41,997
Deutsche Bank AG, London (US$2,294)	20,874
PT Bank CIC International Tbk (US$1,836)	16,708
Asia Debt Recovery Company Limited, Hong Kong (US$1,377)	12,529

Total	235,458

The credit facility under this term loan agreement was collateralized by radio base station equipment located in Jakarta, satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

As of December 31, 2003, this loan has been repaid (see discussion after “g” below).

g.    Term Loan with IntesaBci S.p.A/Deutsche Bank AG

This term loan agreement superseded an L/C Agreement in 1997 and a term loan facility in 1998 with PT Bank Paribas—BBD.

Pursuant to the Master Restructuring Agreement (“MRA”) dated May 30, 2000 (Note 33a), the L/C Agreement was converted into a Term Loan Agreement with IntesaBci S.p.A (formerly Banca Commerciale Italiana), Singapore Branch, acting as the facility agent for a consortium of lenders. On July 26, 2002, the position of IntesaBci S.p.A as Satelindo’s facility agent for this loan was taken over by Deutsche Bank AG, London.

The term loan was set to mature on December 31, 2003. Interest was paid on a semi-annual basis commencing on January 1, 2000 at LIBOR plus the applicable margin during the interest period.

The term loan was collateralized by Satelindo’s cellular equipment units which were acquired using the L/C facility in 1998 and 1999, satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

As of December 31, 2003, this loan has been repaid (see below).

In accordance with Schedule 3—Prepayment Schedule (Appendix A subpart 2.03) and Appendix A subpart 2.02(b)(i), “Mandatory Prepayment—Equity Issue” of the MRA (Note 33a) dated May 30, 2000, the capital injection made by Indosat on July 25, 2002 (Note 1d) qualified to be applied to the extent of 75% of such aggregate capital injection towards the prepayment of the aggregate principal of and accrued interest on the long-term debts of Satelindo. Therefore, on July 28, 2002, Satelindo made prepayments totalling US$56,250 to the following creditors using the allocation factors stipulated in the MRA:

Creditors	Amount
Guaranteed Floating Rate Bondholders (Note 18)	US$	33,840
Commerzbank AG—Tranche 1		17,010
Ex—IBRA		3,246
IntesaBci S.p.A/Deutsche Bank AG		2,154

Total	US$	56,250

The aggregate principal included in the above-mentioned prepayments would be compensated with the latest schedule of the repayment of the debts (Note 33a). In addition, based on the MRA, the above-mentioned capital injection met the criteria of a Qualified Offering. Therefore, after completing a Qualified Offering, some covenants would be automatically waived by the creditors such as those relating to the limitation in the amount of annual capital expenditures, restrictions on payments of dividends and permitted investments, and the obligation to make a mandatory prepayment from the excess cash calculated at each year-end. However, the obligation to make mandatory prepayments still applied when Satelindo either: (i) received certain amounts of net proceeds from another equity offering, or (ii) received certain amounts from the sale of its assets in a fiscal year.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In connection with the capital injection made by the Company on October 22, 2003 (Note 1d), Satelindo decided to make full prepayments totaling US$139,527 of the outstanding balances of the long-term debts on October 31, 2003 to all of its creditors as follows:

Creditors	Amount
Commerzbank
Tranche 1	US$	92,205
Tranche 2		5,681
Alcatel CIT and PT Alcatel Enkomindo		23,200
Ex—IBRA		11,373
PT Bank Paribas—BBD		7,068

Total	US$	139,527

As all of the outstanding balances of the restructured long-term debts were prepaid by Satelindo, the balance of the deferred result of debts restructuring was credited to “Other Expenses—Financing Cost” in 2003.

The scheduled principal payments from 2004 to 2008 of all the long-term debts as of December 31, 2003 are as follows:

	2004	2005	2006	2007	2008	Total
In rupiah
Syndicated Loan Facility 1
Mandiri Syari’ah	—	15,000	15,000	20,000	—	50,000
BNI	—	9,000	9,000	12,000	—	30,000
Syndicated Loan Facility 2
BCA	73,125	146,250	170,625	292,500	292,500	975,000
BNI	61,875	123,750	144,375	247,500	247,500	825,000
Mandiri	22,220	44,440	44,440	44,440	44,460	200,000
Niaga	39,000	47,779	—	—	—	86,779
Government	2,505	—	—	—	—	2,505
Mandiri	—	246	—	—	—	246
Others	169	968	—	—	—	1,137

Total	198,894	387,433	383,440	616,440	584,460	2,170,667

In U.S. dollar
BNI
In U.S. dollar	—	—	—	75,000	—	75,000
Equivalent rupiah	—	—	—	634,875	—	634,875
BCA
In U.S. dollar	—	13,333	13,333	13,334	—	40,000
Equivalent rupiah	—	112,864	112,864	112,872	—	338,600

Total
In U.S. dollar	—	13,333	13,333	88,334	—	115,000
Equivalent rupiah	—	112,864	112,864	747,747	—	973,475

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

18.    BONDS PAYABLE

As of December 31, 2002 and 2003, this account consists of:

	2002	2003
Guaranteed Floating Rate Bonds (US$181,280)	1,700,951	—
Guaranteed Notes Due 2010 (US$300,000)—net of unamortized notes issuance cost of Rp27,828	—	2,511,639
Third Indosat Bonds in Year 2003 with Fixed Rate—net of unamortized bonds issuance cost of Rp29,443	—	2,470,557
Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	1,075,000	1,075,000
First Indosat Bonds in Year 2001 with Fixed and Floating Rates	1,000,000	1,000,000
Indosat Syari’ah Mudharabah Bonds in Year 2002	175,000	175,000
Limited bonds issued by Lintasarta*	—	30,436
Convertible bonds issued by Lintasarta**	6,106	6,106

Total	3,957,057	7,268,738

*	after elimination of limited bonds issued to the Company amounting to Rp9,564
**	after elimination of convertible bonds issued to the Company amounting to Rp13,893

Guaranteed Floating Rate Bonds

The Guaranteed Floating Rate Bonds represent bonds originally totalling US$214,890 issued on May 30, 2000 to third parties by Satelindo through SIB, with The Bank of New York as trustee. In accordance with the provisions of an MRA (Note 33a) and further agreements mentioned in the MRA, the bonds replaced the promissory notes issued by Satelindo, through SIB, in 1998 that became overdue and in default in 1999. As defined in the bonds indenture, the bonds were issued in three series, which were known and designated as the Guaranteed Floating Rate Bonds due 2004 (“2004 Bonds”), the Guaranteed Floating Rate Bonds due 2005 (“2005 Bonds”) and the Guaranteed Floating Rate Bonds due 2006 (“2006 Bonds”).

The terms of the indenture governing the bonds limited, among other things, the issuance of additional indebtedness by Satelindo, sale and purchase of assets, liens and pari-passu indebtedness, and capital expenditures and required the maintenance of certain financial ratios and insurance coverage.

The bonds were collateralized by satellite lease revenues and in-orbit insurance proceeds from Satelindo’s satellite.

Interest on the bonds was payable on a semi-annual basis commencing January 1, 2000, at LIBOR plus the applicable margin during each period (Note 33a).

Satelindo had unconditionally guaranteed the payment of the obligations of SIB in respect of the bonds. The guarantee was on a pari-passu basis with other existing and future senior indebtedness of Satelindo.

Satelindo made full prepayments totaling US$181,280 of the outstanding bonds payable on October 31, 2003 using the fund from the Company’s capital injection (Note 1d). As a result, the balance of the deferred result of debts restructuring was credited to “Other Expenses—Financing Cost” in 2003.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate. The notes have a total face value of US$300,000. The notes have B+ and B2 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively. The notes bear fixed interest rate at 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. The notes will mature on November 5, 2010. The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008 at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

The amortization of notes issuance cost charged to 2003 operations amounted to Rp473.

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds have idAA+ and AA+ ratings from PT Pemeringkat Efek Indonesia (“Pefindo”) and PT Kasnic Credit Rating (“Kasnic”), respectively. The bonds consist of two series:

•	Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•	Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003

The bonds mature if the Company exercises the following options:

•	Early Settlement Option	:	the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and the 6th anniversaries of the bonds at 100% of the bonds’ nominal value.
•	Buy-back Option	:	after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A	:	Starting on January 22, 2004 and every quarter thereafter up to October 22, 2008
Series B	:	Starting on January 22, 2004 and every quarter thereafter up to October 22, 2010

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts (Note 17 and “Guaranteed Floating Rate Bonds” above).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to 2003 operations amounted to Rp749.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds have an idAA+ (stable outlook) rating from Pefindo. The bonds consist of three series:

•	Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•	Series B bonds amounting to Rp200,000, which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

—Buy Option	:	the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.
—Sell Option	:	the bondholder has the right to ask for early settlement from the Company at 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•	Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C	:	Starting on February 6, 2003 and every quarter thereafter up to November 6, 2007
Series B	:	Starting on February 6, 2003 and every quarter thereafter up to November 6, 2032
Buy Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027
Sell Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA (Note 17).

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp1,000,000 in Rp50 denomination and mature on April 12, 2006. The bonds have an idAA+ (stable outlook) rating from Pefindo.

The Series A bonds amounting to Rp827,200 bear interest at the fixed rate of 18.5% per annum for 5 years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its others creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds have been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and mature on November 6, 2007. The bonds have an idAA+ (stable outlook) rating from Pefindo.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue, are as follows:

	Percentage (%)
Year	Satellite	Internet
1	6.91	10.75
2	6.91	9.02
3	6.91	7.69
4	6.91	6.56
5	6.91	5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholder’s General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year	Percentage (%)
1	6.91
2	9.34
3	9.34
4	9.34
5	9.34

KSEI, acting as payment agent, shall pay quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Limited Bonds Issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds amounting to Rp40,000. The limited bonds represent unsecured bonds which mature on June 2, 2006 and bear interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rates should have a maximum limit of 19% and a minimum limit of 11% per annum. Lintasarta pays interest on the bonds quarterly starting September 2, 2003.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On September 26, 2003, Lintasarta obtained approval from Niaga on the issuance of the limited bonds (Note 17).

Convertible Bonds Issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held on March 21, 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 or 37.5% of Lintasarta’s net income in 2001. Cash dividend paid on June 3, 2002 amounted to Rp4,149 (net of tax). The remaining dividend is distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 30, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 17).

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2003 are as follows:

	2004	2005	2006	2007	2008	Total
In U.S. dollar
Guaranteed Notes Due 2010
In U.S. dollar	—	—	—	—	—	300,000
In equivalent rupiah	—	—	—	—	—	2,539,467

In rupiah
First Indosat Bonds	—	—	1,000,000	—	—	1,000,000
Second Indosat Bonds Series A and C *	—	—	—	875,000	—	875,000
Third Indosat Bonds Series A**	—	—	—	—	1,860,000	1,860,000
Syari’ah Bonds	—	—	—	175,000	—	175,000
Limited Bonds of Lintasarta	—	—	30,436	—	—	30,436
Convertible Bonds of Lintasarta	—	—	—	6,106	—	6,106

Total	—	—	1,030,436	1,056,106	1,860,000	3,946,542

*	excluding Series B bonds which do not have specific maturity date due to the buy and sell option
**	excluding Series B bonds which do not have specific maturity date due to the early settlement and buy-back option

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

19.    CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2002 and 2003 is as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	434,250,000	217,125	41.94
Government of the Republic of Indonesia	155,324,999	77,662	15.00
Others (holding below 5% each)	445,925,000	222,963	43.06

Total	1,035,500,000	517,750	100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) election and removal of executive directors; (ii) election and removal of commissioners; and (iii) amendments to the articles of association.

Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of BAPEPAM and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited (“STTC”), the sole shareholder of ICL, for the sale of the Government’s 434,250,000 B shares (representing 41.94% ownership interest) in the Company to ICL. The closing date of the transaction was December 20, 2002.

Based on a letter from STT to the Chairman of Bapepam which was prepared in accordance with Bapepam Regulations No. IX.H.1, “Open Company Takeover”, and No. X.M.1, “Disclosure Requirements for Certain Shareholders”, STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM the following matters, among others:

•	Based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company’s shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

•	STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

•	The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

At the Company’s Stockholders’ Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.)

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

on the same date, the stockholders approved to amend the Company’s articles of association relating to, among others, the right of the “A” share to appoint only one director and one commissioner of the Company.

Based on a letter from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged all of its B Shares as collateral for a loan facility obtained by STTC from third parties.

20.    STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 51,775,000 Company B shares in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp500 per share by implementing Bapepam Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”).

The Closing Price for ESOP Phase I is the average closing price of Rp8,708 (in full amount) of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above- mentioned Annual Stockholders’ General Meeting.

The exercise price (in full amount) for ESOP Phase I is Rp7,837 (90% of the Closing Price).

The exercise price for ESOP Phase II will be determined at the Company’s Annual Stockholders’ General Meeting in 2004.

The ESOP will be distributed in two phases:

a.	Phase I: 50% of the ESOP shares or 25,887,500 share options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.	Phase II: 50% of the ESOP shares or 25,887,500 share options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

As of December 31, 2003, the fair value of the stock options provided under ESOP Phase I amounted to Rp59,541, computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Risk-free interest rate	10.00%
Expected dividend yield	4.36%
Expected volatility	36.50%
Expected option period	2 years

The Company recognized the proportionate five months’ compensation expense relating to ESOP Phase I in 2003 amounting to Rp24,809 as part of “Operating Expenses—Personnel”.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

21.    OPERATING REVENUES—CELLULAR

This account consists of:

	2001	2002	2003
Usage charges	1,248,011	2,139,450	3,270,652
Features	139,039	538,578	1,163,048
Interconnection income	230,103	375,650	482,274
Monthly subscription charges	78,675	116,334	115,836
Connection fee	66,372	87,715	49,431
Others	7,707	13,925	36,339

Total	1,769,907	3,271,652	5,117,580

The above interconnection income includes interconnection income from related parties amounting to Rp135,124, Rp291,815 and Rp466,711 in 2001, 2002 and 2003, respectively (Note 29).

22.    OPERATING REVENUES—INTERNATIONAL CALLS

The “Operating Revenues—International Calls” account represents the Company’s and Satelindo’s share of revenue from the following:

	2001	2002	2003
Incoming calls	1,019,250	974,718	1,000,781
Outgoing calls	1,138,242	1,163,221	806,888

Total	2,157,492	2,137,939	1,807,669

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp214,561, Rp343,355 and Rp556,306 in 2001, 2002 and 2003, respectively.

Operating revenues—international calls from related parties amounted to Rp1,051,708, Rp1,101,366 and Rp906,251 in 2001, 2002 and 2003, respectively. These amounts represent 48.75%, 51.52% and 50.13% of total operating revenues—international calls in 2001, 2002 and 2003, respectively (Note 29).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

23.    OPERATING REVENUES—MIDI

This account consists of:

	2001	2002	2003
Related parties
Frame net	52,799	60,342	79,201
Application services	31,316	28,871	36,764
World link and direct link	13,221	24,839	32,762
Leased line	2,106	30,188	29,318
Satellite lease	20,202	62,650	26,901
Digital data network	—	17,934	26,684
Packet net	—	2,501	15,189
Others	1,162	3,707	12,430

	120,806	231,032	259,249

Third parties
Frame net	156,359	225,169	225,108
World link and direct link	297,836	277,892	220,043
Internet	125,556	162,163	188,140
Satellite lease	166,532	138,861	118,811
Digital data network	131,287	120,473	112,732
Leased line	38,972	24,264	24,805
TV link	9,149	9,994	13,305
Packet net	25,201	30,963	11,508
Application services	13,039	22,476	11,008
Others	20,351	19,751	43,625

	984,282	1,032,006	969,085

Total	1,105,088	1,263,038	1,228,334

Operating revenues from satellite lease are pledged as collateral for long-term debts obtained and bonds issued by Satelindo (Notes 17 and 18).

24.    OPERATING EXPENSES—PERSONNEL

Total personnel costs for 2001, 2002 and 2003 amounting to Rp528,765, Rp731,015 and Rp1,056,305, respectively, include costs capitalized as part of properties under construction and installation and amounts classified as part of maintenance and repairs for 2001, 2002 and 2003 amounting to Rp22,337, Rp19,256 and Rp27,763, respectively. The total personnel costs also include accrued bonuses for the boards of directors and commissioners amounting to Rp1,673, Rp2,356 and Rp7,779 for 2001, 2002 and 2003, respectively, and ESOP compensation expense amounting to Rp24,809 in 2003 (Note 20).

On April 28, 2003, the Company’s Directors issued Decree No. 28/DIREKSI/2003, “Program for Unconditional Voluntary Resignation due to Change in the Company’s Status and the Company’s Ownership

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Structure”. Under this decree, employees were offered early retirement option by receiving separation, appreciation, compensation and other benefits. At the end of the program on June 25, 2003, there were 104 employees who took the option at a total cost of Rp48,844 (charged to Operating Expenses—Personnel).

25.    OPERATING EXPENSES—COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

	2001	2002	2003
Telkom	542,563	559,981	584,702
Other telecommunications carriers and service providers	54,975	49,621	85,259

Total	597,538	609,602	669,961

The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

Interconnection relates to the expenses for the interconnection between each of the Company’s, Satelindo’s and IM3’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 29). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 29 and 36). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

	2001	2002	2003
Domestic
Interconnection revenues	684,246	1,132,594	1,483,067
Interconnection charges	(356,297)	(580,453)	(848,184)

Net	327,949	552,141	634,883

Overseas
Revenues from international carriers	1,019,250	974,718	1,000,781
Charges from international carriers	(804,689)	(631,363)	(444,475)

Net	214,561	343,355	556,306

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

26.    OPERATING EXPENSES—ADMINISTRATION AND GENERAL

This account consists of:

	2001	2002	2003
Provision for doubtful accounts	19,457	75,701	144,352
Travel	39,068	50,216	66,914
Rent	42,611	53,616	66,340
Communications	19,396	29,688	32,035
Professional fees	54,961	37,472	30,339
Utilities	6,461	21,542	30,178
Training, education and research	20,405	33,051	28,743
Catering	10,965	18,148	24,429
Office supplies and stationery	16,075	18,068	21,415
Insurance	1,276	6,185	9,530
Public relations	8,085	11,120	7,068
Others	16,429	55,783	36,645

Total	255,189	410,590	497,988

27.    OPERATING EXPENSES—OTHER COSTS OF SERVICES

This account consists of:

	2001	2002	2003
Cost of SIM cards and pulse reload vouchers	53,487	137,075	221,909
Radio frequency license	23,708	136,608	204,801
Rent	53,540	78,634	127,205
Utilities	23,715	70,823	71,564
Concession fee	66,348	66,416	70,331
Cost of software sold	79,210	69,660	68,312
Insurance	32,057	63,794	59,127
Communications network	7,048	22,981	16,652
Others	76,728	89,956	132,154

Total	415,841	735,947	972,055

28.    PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3%—3.5% of their basic salary to the plans and the above companies contribute any remaining amount required to fund their respective plans. These companies recognize the prior service cost of pension benefit over the estimated average remaining service periods of the employees based on actuarial computations, in accordance with SAK 24.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed. Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•	An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•	Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•	An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•	Profit sharing provided by Jiwasraya to Satelindo if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefit which will be received by the directors when they retire.

The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp137,642, Rp25,653 and Rp70,384 for the years ended December 31, 2001, 2002 and 2003, respectively.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The composition of the net periodic pension cost for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Service cost	18,707	21,766	26,203
Interest cost	31,349	36,770	44,078
Net amortization and deferral	11,110	9,928	15,575
Return on plan assets	(32,990)	(43,678)	(48,399)

Net periodic pension cost	28,176	24,786	37,457

The net periodic pension cost for the pension plans for the years ended December 31, 2001, 2002 and 2003 was calculated based on the actuarial valuations as of December 31, 2000, 2001 and 2003, respectively.

These actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2001	2002	2003
Discount rate	11-12%	11-12%	10%
Expected return on plan assets	10-12%	10-12%	7.5%
Annual rate of increase in compensation	9-10%	9-10%	6-9%

The funded status of the plans as of December 31, 2002 and 2003 is as follows:

	2002	2003
Vested benefits	168,847	218,738

Accumulated benefit obligation	205,110	269,068

Projected benefit obligation	372,054	493,943
Plan assets at fair value	488,910	513,776

Excess of plan assets over projected benefit obligation	116,856	19,833
Unrecognized net loss	154,373	258,016
Unrecognized net obligation at the date of initial application of SAK 24	26,848	24,228
Unrecognized prior service cost	691	24,140

Prepaid pension cost	298,768	326,217

Estimated average remaining service period of active employees (in years)	12.70-19.74	12.61-17.71

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Prepaid pension cost—net consists of:

	2002	2003
Prepaid pension cost of:
The Company
Current portion (presented as part of “Prepaid Expenses”)	18,602	55,500
Long-term portion	286,240	276,333
Accrued pension cost of:
Lintasarta	(2,546)	(5,616)
Satelindo	(3,528)	—

Net	298,768	326,217

Plan assets principally consist of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo, assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Under the defined contribution pension plan, the employees contribute 10%-20% of their basic salaries while the Company and Satelindo do not contribute to the plans. Total contributions of the employees in 2001, 2002 and 2003 amounted to Rp5,980, Rp9,809 and Rp18,657, respectively. The plan assets are being administered and managed by eight financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

As of December 31, 2001 and 2002, the accrual for termination, gratuity and compensation benefits of employees provided by the Companies amounting to Rp2,831 and Rp23,342 in 2001 and 2002, respectively. The amounts were estimated on the basis of the provisions of the Ministry of Manpower Decree No. KEP-150/Men/2000 (“KEP-150”) dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. However, some provisions of KEP-150 were revoked by Labor Law No.13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this law at the minimum. As of December 31, 2003, the accrual provided by the Companies in accordance with this law amounting to Rp17,098. The accrual provided as of December 31, 2001, 2002 and 2003 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

29.    ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount			Percentage to Total Assets/Liabilities (%)
	2002		2003	2002	2003
Cash and cash equivalents
State-owned banks (Note 5)	1,985,450		2,228,570	9.02	8.52

Accounts receivable—trade
Telkom	413,523		308,745	1.88	1.18
Telkomsel	93,097		112,122	0.43	0.43
Ministry of Communications	33,223		37,792	0.15	0.14
Singapore Telecommunications Ltd (“SingTel”), Singapore	25,650	*	30,019	0.12	0.12
State-owned banks	8,621		20,482	0.04	0.08
StarHub Pte. Ltd., Singapore	10,795	*	14,113	0.05	0.05
PT Pos Indonesia	8,567		8,448	0.04	0.03
PT Citra Sari Makmur (“CSM”)	7,585		4,009	0.03	0.02
Cable & Wireless Optus, Australia	9,309	*	699	0.04	—
PSN	1,082		8	—	—
PT Mobile Selular Indonesia (“Mobisel”)	1,460		—	0.01	—
PT Telekomindo Selular Raya	1,285		—	—	—
Others	22,107		16,265	0.10	0.06

Total	636,304		552,702	2.89	2.11
Less allowance for doubtful accounts	155,414		145,511	0.71	0.55

Net	480,890		407,191	2.18	1.56

Prepaid expenses
Jiwasraya	18,602		55,500	0.08	0.21
Ministry of Communications	5,910		7,697	0.03	0.03
Pemda DKI Jakarta	1,725		1,543	0.01	0.01
Telkom	1,432		1,432	0.01	—
Others	2,735		3,109	0.01	0.01

Total	30,404		69,281	0.14	0.26

Other current assets
State-owned banks	142,435		2,462	0.65	0.01
Others	784		598	—	—

Total	143,219		3,060	0.65	0.01

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2002	2003	2002	2003
Due from related parties
GLP	33,424	33,424	0.15	0.13
Key management personnel Boards of Directors and Commissioners	7,786	—	0.03	—
Others	28,027	28,864	0.13	0.11
PT Yasawirya Tama Cipta (“YTC”)	23,412	23,412	0.10	0.09
PT Yasawirya Indah Mega Media (“YIMM”)	10,413	10,413	0.05	0.04
PT Kalimaya Perkasa Finance (“Kalimaya”)	10,401	10,401	0.05	0.04
Koperasi Pegawai Indosat	3,391	2,028	0.02	0.01
Telkom	85,201	231	0.39	—
Others	1,480	2,325	—	0.01

Total	203,535	111,098	0.92	0.43
Less allowance for doubtful accounts	77,905	77,666	0.35	0.30

Net	125,630	33,432	0.57	0.13

Long-term prepaid pension
Jiwasraya	286,240	276,333	1.30	1.06

Long-term advances
Kopindosat	4,220	2,707	0.02	0.01
Others	668	18	—	—

Total	4,888	2,725	0.02	0.01

Non-current assets—others
Telkom	28,880	27,448	0.13	0.10
State-owned banks	19,154	19,602	0.09	0.07
Pemda DKI Jakarta	1,551	835	0.01	—
PT Usaha Gedung Bank Dagang Negara (“UGBDN”)	56	78	—	—
Others	2,728	4,682	0.01	0.02

Total	52,369	52,645	0.24	0.19

Short-term loan
Mandiri	2,684	3,524	0.02	0.03

Accounts payable—trade
Telkomsel	1,208	6,586	0.01	0.05
Telkom	1,268	1,983	0.01	0.01
PT Indonesia Comnet Plus (“Comnet”)	2,355	1,389	0.02	0.01
Others	851	2,514	0.01	0.02

Total	5,682	12,472	0.05	0.09

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount			Percentage to Total Assets/Liabilities (%)
	2002		2003	2002	2003
Accrued expenses
Ministry of Communications	136,186		165,259	1.19	1.18
Telkom	21,006		9,700	0.19	0.07
Boards of Directors and Commissioners	2,356		9,121	0.02	0.07
Jiwasraya	6,074		5,616	0.05	0.04
Others	1,012		3,024	0.01	0.02

Total	166,634		192,720	1.46	1.38

Other current liabilities
Telkomsel	1,664		—	0.01	—
StarHub Pte. Ltd., Singapore	135	*	—	—	—

Total	1,799		—	0.01	—

Due to related parties
PT Industri Telekomunikasi Indonesia	—		16,495	—	0.12
Telkom	7,991		10,407	0.07	0.07
Koperasi Pegawai Indosat	5,304		3,329	0.05	0.02
Perusahaan Jawatan Televisi Republik Indonesia	2,262		2,479	0.02	0.02
Others	5,175		5,618	0.04	0.04

Total	20,732		38,328	0.18	0.27

Long-term debts (including current maturities)
State-owned banks	1,692,797		1,722,327	14.85	12.34
Government of the Republic of Indonesia	7,746		2,505	0.07	0.02
Others	893		893	0.01	0.01

Total	1,701,436		1,725,725	14.93	12.37

Other non-current liabilities
Ministry of Communications	124,838		147,355	1.10	1.06
Telkom	1,540		1,469	0.02	0.01
Telkomsel	19,764		—	0.17	—
StarHub Pte. Ltd.	1,530	*	—	0.01	—

Total	147,672		148,824	1.30	1.07

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2001	2002	2003	2001	2002	2003
Operating revenues
Telkom	1,008,081	1,169,663	920,102	19.62	17.28	11.17
Telkomsel	194,891	263,260	301,221	3.79	3.89	3.66
State-owned banks	63,225	91,247	123,413	1.23	1.35	1.50
SingTel	—	—	110,293	—	—	1.34
StarHub Pte. Ltd.	—	—	41,340	—	—	0.50
PT Infokom Elektrindo (formerly “PT Elektrindo Nusantara”)	—	15,662	15,014	—	0.23	0.18
Cable & Wireless Optus	—	—	13,530	—	—	0.16
Sistelindo	20,671	14,061	8,991	0.40	0.21	0.11
CSM	—	10,565	7,648	—	0.16	0.09
PSN	4,012	5,058	3,915	0.08	0.08	0.05
Ministry of Communications	8,546	15,984	2,890	0.17	0.24	0.04
PT Angkasa Pura	2,915	2,360	2,680	0.05	0.03	0.03
Advance Info Service Public Co.	—	—	2,575	—	—	0.03
LKBN Antara	192	2,757	2,176	—	0.04	0.03
Mobisel	1,008	1,964	1,615	0.02	0.03	0.02
PT Garuda Indonesia	—	1,434	1,032	—	0.02	0.01
PT Pos Indonesia	8,543	14,429	124	0.17	0.21	—
PT Napsindo Primatel International	—	2,116	—	—	0.03	—
Others	41,467	49,327	93,489	0.81	0.73	1.14

Total	1,353,551	1,659,887	1,652,048	26.34	24.53	20.06

Operating expenses
Personnel
Boards of Directors and Commissioners	14,105	11,321	34,194	0.43	0.23	0.58
Others	51,657	51,744	44,708	1.56	1.06	0.76

Total	65,762	63,065	78,902	1.99	1.29	1.34

Compensation to telecommunications carriers and service providers
Telkom	542,563	559,981	584,702	16.40	11.44	9.90
Telkomsel	1,345	4,718	—	0.04	0.10	—
Others	285	3,146	9,809	0.01	0.06	0.17

Total	544,193	567,845	594,511	16.45	11.60	10.07

Administration and general
Kantor Pos dan Giro Besar I	—	6,315	8,410	—	0.13	0.14
UGBDN	1,733	4,608	5,114	0.05	0.09	0.09
Boards of Directors and Commissioners	890	963	4,228	0.03	0.02	0.07
Kopindosat	—	1,498	1,318	—	0.03	0.02
Others	—	310	905	—	0.01	0.02

Total	2,623	13,694	19,975	0.08	0.28	0.34

Leased circuits
Comnet	—	5,150	9,464	—	0.11	0.16
SingTel	—	—	6,724 *	—	—	0.11

Total	—	5,150	16,188	—	0.11	0.27

Other costs of services
Ministry of Communications	100,723	221,550	296,285	3.04	4.52	5.02
Pemda DKI Jakarta	349	1,551	1,911	0.01	0.03	0.03
Patrakomindo	1,156	—	—	0.04	—	—
Others	3,773	3,106	4,076	0.11	0.06	0.07

Total	106,001	226,207	302,272	3.20	4.61	5.12

Other income (expenses)
Interest income (expense)—net
State-owned banks	354,168	247,359	(8,576)	201.90	(41.27)	(1.08)
Telkom	191,404	226,869	—	109.11	(37.85)	—
Consultancy fees
PT Danareksa Sekuritas	(102,800)	—	—	(58.60)	—	—

Net	442,772	474,228	(8,576)	252.41	(79.12)	(1.08)

*	affiliates of the Companies starting December 20, 2002 through STT/ICL (Note 19)

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

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

The Company and Sisindosat also obtained loans from Mandiri and BNI (Note 17).

b.    Telkom

(1) a. International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•	Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•	The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•	Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo have to pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp41 per record of outgoing call up to December 31, 2001 and Rp82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (Note 25).

•	The compensation arrangement for the services provided is based on interconnection tariffs (Note 35) determined by the Ministry of Communications.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.    Cellular Services

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 35).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

(2)	In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price. In 2001, Satelindo fully paid the balance due.

(3)	In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until August 2002. Based on the agreement, Lintasarta should pay in advance rental fee of Rp14,835. Rental fee charged to operations amounted to Rp4,094 in 2001 and Rp907 in 2002 and is presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”. Upon its expiration, the agreement was not extended.

(4)	In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for US$1,800 a year. Based on an amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta has to pay US$2,250 a year from May 1, 2000 up to September 30, 2002. Based on the amendment of the agreement, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp4,781 for the transponder leased from October 1 up to December 31, 2002 and US$2,250 a year from January 1, 2003 up to September 30, 2005. Transponder lease expense charged to operations amounted to Rp19,688 in 2001, Rp20,528 in 2002 and Rp19,285 in 2003 and is presented as part of “Operating Expenses—Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

	Amount			Percentage to Respective Income or Expenses (%)
	2001	2002	2003	2001	2002	2003
Net operating revenues (net of allocation to overseas international carriers)	1,008,081	1,169,663	920,102	19.62	17.28	11.17

Operating expenses	542,563	559,981	584,702	16.40	11.44	9.90

c.    Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement which provides the following:

•	The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•	The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

•	Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•	The agreements are renewable annually.

Interconnection revenues earned from Telkomsel for the years ended December 31, 2001, 2002 and 2003 amounted to Rp183,369, Rp259,326 and Rp285,488, respectively, which are net of interconnection charges amounting to Rp160,848, Rp257,139 and Rp364,550, respectively.

d.    PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

e.    APE

In 2000, Lintasarta entered into a Right of Use Agreement covering partial capacity of data communication equipment owned by APE, an associated company. The agreement became effective starting on April 5, 2001 until 5 years thereafter. Based on the agreement, the Company is obliged to pay US$628 in advance. The balance of the unamortized right of use as of December 31, 2001 was Rp5,346. Effective January 2, 2002, this right of use was transferred back to APE under a share compensation scheme (Note 1d).

f.    Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees. The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2002 and 2003 amounted to Rp35,813 and Rp28,864, respectively, and are presented as part of “Due from Related Parties”, while those given to non-key management personnel amounting to Rp24,884 and Rp5,566 as of December 31, 2002 and 2003 are presented as part of “Accounts Receivable—Others” for the current portion, and Rp151,917 and Rp132,156 as of December 31, 2002 and 2003, respectively, as “Long-term Receivables” for the long-term portion.

g.    Koperasi Pegawai Indosat (“Kopindosat”)

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house, and equipment rental and other services principally to the Company.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of December 31, 2002 and 2003, Kopindosat has investments in the following entities:

	Equity Interest (%)
	2002	2003
PT Puri Perkasa Farmindo	95.00	95.00
PT Duta Sukses Utama	90.00	90.00
PT Mutiara Data Caraka Lintas	15.00	15.00
Lintasarta	0.66	0.66
Sisindosat	1.75	0.53
IMM	0.50	0.50
PT Graha Informatika Nusantara	19.39	—
PT Bangtelindo	1.60	—
IM3	0.06	—

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

h.    GLP

In 1997, GLP (an associated company) issued a promissory note amounting to US$10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note was secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (Note 39), GLP could no longer pay the note. As guarantor, Sisindosat had become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaulted in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat’s guarantee was released.

Sisindosat provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2001 and 2002, after considering GLP’s financial position.

i.    YTC

IMM provided long-term loans to YTC relating to the construction of YTC’s office building and the purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

and shares of YTC. Considering YTC’s financial position, IMM has provided an allowance to cover possible losses from uncollectible loans amounting to Rp23,412 as of December 31, 2001, 2002 and 2003.

j.    Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plan.

k.    PT Danareksa Sekuritas (“Danareksa”)

In 2000, the Company entered into an agreement with Credit Suisse First Boston (Singapore) Ltd., and Danareksa as exclusive coordinators to the Company’s advisor with respect to strategic view of (1) the potential sale to and/or alliance with strategic partner, (2) restructuring of the Company’s cellular businesses, (3) restructuring of the Company’s non-cellular businesses, and (4) termination of the Company’s and/or Telkom’s status as exclusive providers of telecommunications services, including the review of any compensation to be paid to the Company and/or Telkom for such termination.

In 2001, the Company paid advisory fees to Danareksa for four months totalling US$400 and transaction fees amounting to US$22,545.

The management believes that the allowance provided on accounts receivable—trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The relationship and nature of account balances/transactions with other related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/ Transactions
1.	SingTel	Affiliate	Operating revenues—cellular and international calls

2.	Ministry of Communications	Government agency	Operating revenues—MIDI and concession fee

3.	StarHub Pte. Ltd.	Affiliate	Operating revenues—international calls

4.	Cable & Wireless Optus	Affiliate	Operating revenues—cellular and international calls

5.	PT Pos Indonesia	Affiliate	Operating revenues—MIDI

6.	CSM	Affiliate	Operating revenues—MIDI

7.	Mobisel	Affiliate	Operating revenues—cellular and international calls

8.	PT Telekomindo Selular Raya	Affiliate	Operating revenues—cellular

9.	Pemda DKI Jakarta	Government agency	Compensation for telecommunication towers operations

10.	EDI	Associated company	Sale of property and equipment

11.	Kalimaya	Associated company	Interest-bearing loan

12.	YIMM	Associated company	Interest-bearing loan

13.	UGBDN	Affiliate	Rent expense

14.	Comnet	Affiliate	Other cost of services—rent of transmission channel

15.	Perusahaan Jawatan Televisi Republik Indonesia	Affiliate	Operating revenues—MIDI and marketing expenses (advertising)

16.	Government of the Republic of Indonesia	Stockholder	Dividend payable and interest—bearing loan

17.	PT Infokom Elektrindo	Affiliate	Operating revenues—cellular, international calls and MIDI

18.	Sistelindo	Associated company	Operating revenues—MIDI

19.	PT Angkasa Pura	Affiliate	Operating revenues—MIDI

20.	Advance Info Service Public Co.	Affiliate	Operating revenues—MIDI

21.	Lembaga Kantor Berita Negara Antara	Affiliate	Operating revenues—MIDI

22.	PT Garuda Indonesia	Affiliate	Operating revenues—MIDI

23.	PT Napsindo Primatel International	Affiliate	Operating revenues—cellular and international calls

24.	Kantor Pos dan Giro Besar I	Affiliate	Mailing expense

25.	Patrakomindo	Affiliate	Operating revenues—MIDI

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

30.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2002	2003
Numerator for basic and diluted earnings per share	1,452,795	336,252	1,569,967
Denominator
Denominator for basic earning per share:
Weighted-average number of shares outstanding during the year	1,035,500,000	1,035,500,000	1,035,500,000
Effect of stock split (Note 40g)	4,142,000,000	4,142,000,000	4,142,000,000

Denominator for basic earnings per share—adjusted weighted-average shares after effect of stock split	5,177,500,000	5,177,500,000	5,177,500,000
Effect of dilutive ESOP (Note 20)	—	—	6,519,066

Denominator for diluted earnings per share	5,177,500,000	5,177,500,000	5,184,019,066

Basic earnings per share	280.60	64.94	303.23

Diluted earnings per share	280.60	64.94	302.85

31.    DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on May 10, 2001, the stockholders resolved to, among others:

a.	Approve the utilization of 2000 net income (before restatement) as follows:

—	64% for investment

—	1% for reserve fund

—	35% for dividend or Rp610.07 per share

b.	Pay the dividend in two terms: 50% on June 20, 2001 (Rp305 per share) and the balance on December 3, 2001

At the Company’s Annual Stockholders’ General Meeting held on June 20, 2002, the stockholders resolved to, among others:

a.	Approve the utilization of 2001 net income as follows:

—	59% for reinvestment and working capital

—	1% for reserve fund

—	40% for dividend or Rp561.2 per share

b.	Pay the dividend on July 29, 2002

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others:

a.	Approve the utilization of 2002 net income as follows:

—	54% for reinvestment and working capital

—	1% for reserve fund

—	45% for dividend or Rp146.13 per share

b.	Pay the dividend on August 1, 2003

32.    COMMITMENTS AND CONTINGENCY

a.	As of December 31, 2003, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to US$178,949 and Rp385,718 (Note 40i).

The significant commitments on capital expenditures are as follows:

•	On June 14, 2002, IM3 entered into an agreement with Ericsson for the latter to procure the infrastructure and installation of GSM 1800—1st improvement, 2nd improvement, and 3rd improvement for contract amounts of Rp98,288 and US$95,367. On March 19, 2003, IM3 and Ericsson amended the contract prices to Rp98,680 and US$94,617. On October 2, 2003, IM3 and Ericsson further amended the contract price to Rp98,156 and US$94,626. As of December 31, 2003, IM3 has paid Rp53,143 and US$87,849 to Ericsson, unpaid billings amounted to Rp44,116 and US$5,780 and the balances of the commitments for these contracts amounted to Rp897 and US$997.

•	On November 5, 2003, IM3 entered into an agreement with Nokia for the latter to enhance the radio network in East Java for contract amounts of Rp61,761 and US$43,074. As of December 31, 2003, IM3 has paid Rp24,224 and US$4,678 to Nokia and the balances of the commitments for these contracts amounted to Rp37,536 and US$38,396.

•	On May 16, 2002, Satelindo entered into a Frame Agreement on GSM Equipment with Alcatel CIT and PT Alcatel Indonesia (“Alcatel”) whereby Satelindo signified its interest in purchasing from Alcatel certain software applications and new operating capability in the 1800 Mhz frequency band and in expanding its customer services to encompass GPRS technology.

This agreement was subsequently amended by Addendum No. 1 to the Frame Agreement on GSM Equipment and Addendum No. 2 to the Frame Agreement on GSM Equipment dated March 6, 2003 and June 6, 2003, respectively, covering GSM Network Expansion Roll-out 2003 Program and Network Modernization Program for Jabotabek for contract amounts totaling US$133,505.

As of December 31, 2003, Satelindo has issued several POs which relate to the purchase commitments under this agreement and its amendments. The POs that have not been served amount to US$20,323 and Rp17,681 as of December 31, 2003.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

•	On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network (“PLMN”) Agreement whereby Satelindo decided to procure a GSM PLMN in order to fulfill its operational requirements and appointed Siemens AG to design, manufacture, deliver, install and commission a system in defined regions of Indonesia.

This agreement was subsequently amended by Amendment I to GSM PLMN Agreement, Amendment II to GSM PLMN Agreement, Side Letter No. 1 to Amendment II to GSM PLMN Agreement, and Amendment III to GSM PLMN Agreement dated March 28, 2002, January 15, 2003, June 6, 2003 and June 6, 2003, respectively, covering Southern Sumatera Enhancement Project (“SSEP”), two phases of Roll-out 2003 and Switching Subsystem Expansion Project for contract amounts totaling US$66,182 and an additional amount based on the future actual growth of Satelindo’s cellular subscribers (“pay-as-you-grow scheme”).

As of December 31, 2003, Satelindo has issued several POs which relate to the purchase commitment under this agreement and its amendments. The POs that have not been served amount to US$50,086 as of December 31, 2003.

b.	As of December 31, 2003, commitments made by the Company under operating lease agreements amounted to US$421 and Rp3,574, which have less than one year maturities (Note 40i).

c.	In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company’s books. However, the Company manages these funds in separate accounts. As of December 31, 2003, the balance of the funds (including interest earned) amounted to US$35,693. Besides the funds from the sale of IRU, the members of the consortium also receive their share of the interest earned by the above funds.

d.	Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, MOF, through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been changed from Rp38,096 to Rp42,902 (Note 40e).

The Company did not accrue any penalties on the dividends because, in the opinion of the Company’s legal counsels, the MOF had no strong basis to impose the penalties.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

33.    TROUBLED DEBTS RESTRUCTURING

a.	On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between itself and its lenders. The carrying amount of the long-term debts amounted to US$448,042 as of May 30, 2000. The difference amounting to US$14,102 between the carrying amount of the long-term debts and the total future payments of principal had been deferred and intended to be offset against future interest expense on the debts since the total payments of principal and interest over the remaining term of the debts exceeded the carrying amount of the long-term debts.

The significant terms and conditions of Satelindo’s debts pursuant to the provisions of the MRA were as follows (Note 17):

1.	Ex—IBRA Term Loan

Lender	IBRA
Principal	US$65,402
Interest	LIBOR plus 2.5%

2.	Term Loan with IntesaBci S.p.A (refer to Note 17g)

Facility Agent	IntesaBci S.p.A, Singapore Branch
Principal	US$45,640
Interest	LIBOR plus 2.5%

3.	GECA Credit

Lead Manager	Commerzbank AG, Frankfurt am Main
Principal	US$108,008
Interest	2000—2003	: LIBOR plus 2.5%
	2004	: LIBOR plus 4.5%
	2005	: LIBOR plus 5.0%
	2006	: LIBOR plus 5.5%

4.	Guaranteed Floating Rate Bonds

Trustee	The Bank of New York
Principal	US$214,890
Interest	2000—2003	: LIBOR plus 2.5%
	2004	: LIBOR plus 4.5%
	2005	: LIBOR plus 5.0%
	2006	: LIBOR plus 5.5%

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Under the MRA, the repayment (in U.S. dollar) of the loans had been scheduled as follows:

	Ex—IBRA	IntesaBci S.p.A	GECA Credit	Guaranteed Floating Rate Bonds	Total
June 30, 2000	3,000	2,282	—	—	5,282
December 31, 2000	3,000	2,282	—	—	5,282
June 30, 2001	3,000	2,282	—	—	5,282
December 31, 2001	3,000	2,282	—	—	5,282
June 30, 2002	12,200	9,128	—	—	21,328
December 31, 2002	12,200	9,128	—	—	21,328
June 30, 2003	14,500	9,128	—	—	23,628
December 31, 2003	14,502	9,128	—	—	23,630
April 30, 2004	—	—	18,001	—	18,001
October 31, 2004	—	—	18,001	—	18,001
December 31, 2004	—	—	—	71,630	71,630
April 30, 2005	—	—	18,001	—	18,001
October 31, 2005	—	—	18,002	—	18,002
December 31, 2005	—	—	—	71,630	71,630
April 30, 2006	—	—	18,001	—	18,001
October 31, 2006	—	—	18,002	—	18,002
December 31, 2006	—	—	—	71,630	71,630

Total	65,402	45,640	108,008	214,890	433,940

The MRA included provisions for mandatory prepayment (under certain conditions) and voluntary prepayments. On July 28, 2002, Satelindo made mandatory prepayments amounting to US$56,250, which included accrued interest. On October 31, 2003, Satelindo repaid all the loans under the MRA (Note 17).

b.	Debt Facility with Alcatel CIT and Enkomindo

In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and Enkomindo into a long-term debt facility, with details as follows:

Lender	Alcatel CIT and Enkomindo
Principal	US$116,000
Interest	2000—2003	: LIBOR plus 2.50%
	2004	: LIBOR plus 4.50%

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The regular repayment (in U.S. dollar) of this debt facility had been scheduled as follows:

Amount
March 31, 2000	11,600
September 30, 2000	11,600
March 31, 2001	11,600
September 30, 2001	11,600
March 31, 2002	11,600
September 30, 2002	11,600
March 31, 2003	11,600
September 30, 2003	11,600
March 31, 2004	11,600
September 30, 2004	11,600

Total	116,000

On October 31, 2003, Satelindo fully repaid this debt.

34.    TARIFF SYSTEM

a.    International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

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

b.    Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications”). Under this regulation, the cellular tariffs consist of the following:

•	Connection fee

•	Monthly charges

•	Usage charges

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.	Airtime

The maximum airtime tariff charged for “origin” cellular is Rp325/minute. The details of the tariff system are as follows:

a. Cellular to cellular	: 2 times airtime rate
b. Cellular to PSTN	: 1 time airtime rate
c. PSTN to cellular	: 1 time airtime rate
d. Card phone to cellular	: 1 time airtime rate plus 41% surcharge

2.	Usage

a.	Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.	Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

35.    INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between other domestic PSTNs.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1. Structure of Interconnection Tariff

a.	Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

	Tariff	Basis
Access charge	Rp850 per call	Number of successful outgoing and incoming calls
Usage charge	Rp550 per paid minute	Duration of successful outgoing and incoming calls
Universal Service Obligation (“USO”)	Rp750 per call	Number of successful outgoing and incoming calls

For a ten-year period effective January 1, 1995, the Company is exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

b.	Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

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

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

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

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

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

d.	Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to December 31, 2003, as agreed mutually with the cellular telecommunications operators, Satelindo and the Company still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 36).

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

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

36.    INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and PT Komunikasi Selular Indonesia or “Komselindo” (for the interconnection agreement with Telkomsel, Note 29). The principal matters covered by the agreements are as follows:

•	The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•	The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•	Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short messages services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•	The agreements are renewable annually.

As of December 31, 2003, there have been neither extensions nor terminations upon the expiration of the agreements. The Company, Satelindo and IM3 and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection revenues (net of interconnection charges) earned by the Company, Satelindo and IM3 from the operators are as follows:

	2001	2002	2003
Excelcom	27,828	23,898	5,787
Komselindo	481	554	675

Total	28,309	24,452	6,462

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

37.    ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of December 31, 2003 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

	Amount in U.S. Dollar	Equivalent Rupiah *
Assets:
Cash and cash equivalents	340,175	2,879,576
Accounts receivable	102,682	869,203
Other current assets	6,252	52,925
Non-current assets—others	4,544	38,463

Total assets	453,653	3,840,167

Liabilities:
Short-term loan	1,246	10,550
Accounts payable—trade	20,075	169,935
Procurement payable	131,427	1,112,532
Accrued expenses	14,969	126,713
Other current liabilities	1,732	14,664
Long-term debts (including current maturities)	115,000	973,475
Bonds payable	300,000	2,539,467
Other non-current liabilities	1,740	14,725

Total liabilities	586,189	4,962,061

Net liabilities position	132,536	1,121,894

*	translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

38.    SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: international calls, cellular and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Consolidated information by industry segment follows:

	Major Segments
	Cellular	International Calls	MIDI	Other Services	Segment Total
2001
Revenues
Revenues from external customers	1,769,907	2,157,492	1,105,088	105,649	5,138,136
Inter-segment revenues	16,195	9,673	83,577	8,996	118,441

Total revenues	1,786,102	2,167,165	1,188,665	114,645	5,256,577
Inter-segment revenues elimination	(16,195)	(9,673)	(83,577)	(8,996)	(118,441)

Revenues—net	1,769,907	2,157,492	1,105,088	105,649	5,138,136

Income
Operating income (loss)	466,634	1,096,756	279,975	(12,606)	1,830,759
Interest income					642,075
Gain on foreign exchange—net					524,087
Equity in net income of associated companies					132,268
Income tax expense—net					(412,193)
Financing cost					(404,440)
Amortization of goodwill					(321,201)
Provision for doubtful interest receivable from convertible bonds					(19,650)
Others—net					(245,451)

Income before minority interest					1,726,254

Other Information
Segment assets	9,928,525	2,402,769	2,018,568	150,153	14,500,015
Unallocated assets					14,817,021
Inter-segment assets elimination					(6,968,336)

Assets—net					22,348,700

Segment liabilities	6,010,030	824,992	491,159	94,823	7,421,004
Unallocated liabilities					4,221,280
Inter-segment liabilities elimination					(33,287)

Liabilities—net					11,608,997

Capital expenditure	7,670,744	647,226	684,323	469,889	9,472,182
Depreciation and amortization	700,966	136,357	169,837	4,459	1,011,619

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Major Segments
	Cellular	International Calls	MIDI	Other Services	Segment Total
2002
Revenues
Revenues from external customers	3,271,652	2,137,939	1,263,038	94,353	6,766,982
Inter-segment revenues	55,275	12,898	122,990	4,693	195,856

Total revenues	3,326,927	2,150,837	1,386,028	99,046	6,962,838
Inter-segment revenues elimination	(55,275)	(12,898)	(122,990)	(4,693)	(195,856)

Revenues—net	3,271,652	2,137,939	1,263,038	94,353	6,766,982

Income
Operating income (loss)	755,136	1,064,398	59,883	(8,735)	1,870,682
Interest income					822,302
Gain on foreign exchange—net					393,820
Equity in net income of associated companies					72,288
Income tax expense—net					(774,361)
Amortization of goodwill					(693,086)
Financing cost					(586,131)
Provision for doubtful interest receivable from convertible bonds					(287,792)
Others—net					(248,542)

Income before minority interest					569,180

Other Information
Segment assets	13,742,708	1,948,613	2,453,517	142,781	18,287,619
Unallocated assets					14,611,516
Inter-segment assets elimination					(10,896,670)

Assets—net					22,002,465

Segment liabilities	8,449,075	906,677	663,016	58,084	10,076,852
Unallocated liabilities					1,432,202
Inter-segment liabilities elimination					(109,991)

Liabilities—net					11,399,063

Capital expenditure	5,874,082	101,718	451,987	16,525	6,444,312
Depreciation and amortization	1,335,922	172,896	272,270	3,254	1,784,342

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Major Segments
	Cellular	International Calls	MIDI	Other Services	Segment Total
2003
Revenues
Revenues from external customers	5,117,580	1,807,669	1,228,334	81,684	8,235,267
Inter-segment revenues	58,947	14,016	125,640	64,307	262,910

Total revenues	5,176,527	1,821,685	1,353,974	145,991	8,498,177
Inter-segment revenues elimination	(58,947)	(14,016)	(125,640)	(64,307)	(262,910)

Revenues—net	5,117,580	1,807,669	1,228,334	81,684	8,235,267

Income
Operating income (loss)	1,949,629	420,053	23,865	(61,192)	2,332,355
Gain on foreign exchange—net					200,050
Interest income					147,712
Equity in net income of associated companies					33,771
Income tax benefit—net					22,564
Financing cost					(838,666)
Amortization of goodwill					(252,907)
Transformation cost					(48,847)
Others—net					(3,325)

Income before minority interest					1,592,707

Other Information
Segment assets	15,071,457	1,858,703	2,337,131	177,740	19,445,031
Unallocated assets					10,024,277
Inter-segment assets elimination					(3,316,284)

Assets—net					26,153,024

Liabilities segment	10,608,375	1,013,702	702,488	86,045	12,410,610
Unallocated liabilities					4,089,748
Inter-segment liabilities elimination					(2,546,244)

Liabilities—net					13,954,114

Capital expenditure	3,841,999	140,514	335,211	1,786	4,319,510
Depreciation and amortization	1,549,599	159,762	325,557	3,088	2,038,006

39.    ECONOMIC CONDITIONS

The operations of the Company have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary action being undertaken by the Government and others, actions that are beyond the control of the Company.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

40.    SUBSEQUENT EVENTS

a.	On January 27, 2004, the Company received the proceeds from the sale of Garuda Debts amounting to US$4,344 after considering interest income amounting to US$81 received by the Company since September 8, 2003 (the trade confirmation date) (Note 10).

b.	On January 8, January 16 and January 30, 2004, the Company repaid its BCA, BNI and IM3’s syndicated loans payable to Mandiri Syari’ah amounting to US$40,000, US$75,000 and Rp50,000, respectively, using part of the proceeds of Guaranteed Notes Due 2010 (Note 18).

c.	On January 20, 2004, Alberta and the stockholders of MGTI closed the share purchase transaction (Note 9). On January 21, 2004, the Company received in cash its portion of 30.55% of the sales price amounting to US$57,262. This consideration is net of the settlement of liabilities to MGTI’s vendors and creditors. The Company recognized the gain on sale of this investment amounting to approximately Rp320,450. As of April 12, 2004, the Company has not yet received the post-closing consideration from MGTI for the settlement of its liabilities.

d.	Based on the decision letter dated February 5, 2004 of the Directorate General of Taxation, regarding the approval of IM3’s fiscal balance sheets in connection with the revaluation of its property and equipment, the taxable gain on such revaluation was adjusted from Rp197,971 to become Rp227,474 (Rp29,503 greater than the amount reported in SPT).

e.	Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government (Note 32d).

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

f.	On January 30, 2004, the loan from the Government of the Republic of Indonesia amounting to Rp2,505 matured and the Company repaid all the outstanding loan and interest.

g.	Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to:

•	Split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•	Reclassify four A shares resulting from the stock split to B shares

•	Change the exercise price of ESOP phase 1 from Rp7,837.2 to Rp1,567.4 and increase the number of options by 5 times.

h.	On March 15, 2004, the Company closed its third share-purchase transaction under the CSPA with Telkom by the sale of its 7.15% equity investment in PIN for US$26,592, including US$2,560 which was received on December 15, 2003 (Note 10).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

i.	As of April 12, 2004, the average buying and selling rate of bank notes published by Bank Indonesia is Rp8,595 to US$1, while as of December 31, 2003, the average buying and selling rate was Rp8,465 to US$1. On the basis of the rate as of April 12, 2004, the Companies incurred foreign exchange loss amounting to approximately Rp17,230 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2003 (Note 37).

The commitments for the capital expenditures and operating leases denominated in U.S. dollar as of December 31, 2003 as disclosed in Note 32 would approximate Rp1,538,067 and Rp3,618, respectively, if translated at the rate as of April 12, 2004.

41.    RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2001 and 2002 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2003 consolidated financial statements and Decision Letter No. KEP-06/PM/2000, dated March 13, 2000 of BAPEPAM in connection with the amendment of regulation No. VIII.G.7 regarding the guidelines on the presentation of financial statements and Circular Letter No. SE-02/PM/2002, dated December 27, 2002 of the Bapepam Chairman regarding the guidelines on the presentation and disclosure of registrant’s or public company’s financial statements:

As Previously Reported	As Reclassified	Amount
2001
Operating expenses—administration and general	Operating expenses—personnel	10,160
	Other income (expenses)—financing cost	1,955

2002
Accounts receivable—others—related parties	Due from related parties	85,201
Accounts receivable—others—third parties	Accounts receivable—trade—third parties	9,997
Operating expenses—administration and general	Operating expenses—personnel	24,519
	Other income (expenses)—financing cost	19,254
Other income (expenses)—amortization of goodwill	Operating expenses—depreciation and amortization	60,409

42.    SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The consolidated financial statements of the Companies have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of these differences is set forth below and their effects on net income and stockholders’ equity are set forth in Note 43.

a.    Capitalization of Foreign Exchange Loss—Net of Gain

Under Indonesian GAAP, foreign exchange losses—net of foreign exchange gain on borrowings used to finance construction of an asset should be capitalized. Capitalization of net foreign exchange losses ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. The net foreign exchange losses capitalized under Indonesian GAAP should be reversed for U.S. GAAP purposes. The depreciation relating to the capitalized net foreign exchange loss under Indonesian GAAP should be reversed for U.S. GAAP purposes.

b.    Interest Capitalizable to Properties under Construction and Installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e., properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company’s interest expense into a subsidiary’s asset is not allowed under Indonesian GAAP. The Company did not capitalize the interest incurred on its debts the proceeds of which were not used to acquire qualifying assets.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”, does not specify that the interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP will result in additional depreciation recognized under U.S. GAAP.

Further, U.S. GAAP requires capitalization of a parent company’s interest expense to all qualifying expenditures.

c.    Pension Plan

Under Indonesian GAAP, the Company follows SAK 24, which provides an accounting method for pensions that is substantially consistent with the requirements of U.S. GAAP. Under U.S. GAAP, the accounting for these benefits is governed by SFAS No. 87, “Employers’ Accounting for Pensions”, which was initially applied in January 1991. Under Indonesian GAAP, the transition obligation was calculated on January 1, 1995.

d.    Postretirement Benefits

Under Indonesian GAAP, there are no strict requirements for recognition of an employer’s liability for healthcare plan granted to employees for the period subsequent to retirement. Up to 2002, the Company accounted for these benefits as an expense at the time they are claimed.

Under U.S. GAAP, the Company accounts for these benefits over the estimated service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions”.

Starting in 2003, under Indonesian GAAP, the Company’s liability related to the above healthcare plan has been recognized in accordance with the provisions of SFAS No. 106. As a result, there is no longer a difference between Indonesian GAAP and U.S. GAAP on the liability for postretirement benefits as of December 31, 2003 (Note 2q).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

e.    Landrights

In Indonesia, except for ownership rights (“Hak Milik”) granted to individuals, the title to land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through landrights, whereby the holder of the rights enjoys the full use of the land for a stated period of time, subject to extensions. The Companies expect that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. However, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

Under Indonesian GAAP, expenses associated with the acquisition of the government permit to use the land (i.e. notary fee, tax, etc.) should be amortized over the period the holder is expected to retain the landrights which, in the case of the Companies, is an initial period ranging from approximately 20 to 30 years.

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

Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition”, revenue from service connection should be deferred and recognized over the expected term of the customer relationship.

g.    Goodwill

Under Indonesian GAAP, starting in 2003 goodwill is amortized using the straight-line method over fifteen years. Prior to 2003, goodwill had been amortized over five years.

Under U.S. GAAP, starting with fiscal year beginning after December 15, 2001, goodwill is not amortized but is subject to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets”. Prior to 2002, the goodwill arising from the acquisition of Bimagraha (Note 4) had been amortized over five years. Beginning 2002, the amortization was discontinued and an impairment review of the goodwill was done in accordance with SFAS No. 142.

h.    Equity in Net Income of Associated Companies

This represents the effect of the difference between Indonesian GAAP and U.S. GAAP in the investee’s accounting for foreign exchange differential on borrowings relating to property under construction (see “a” above).

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

i.    Minority Interest

This represents the net effect on the minority stockholders’ proportionate share in the equity of the subsidiaries, as a result of the differences between Indonesian GAAP and U.S. GAAP which affect the subsidiaries’ net income.

j.    Preacquisition Income

This represents the difference in the 2002 net income of Satelindo and 2003 net income of IM3 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisitions of equity interest in these Subsidiaries (Note 1d).

k.    Gain on Sale of Other Long-term Investment

On September 30, 2003, the Company closed its second-sale transaction with Telkom by the sale of its 1.95% equity investment in PIN (Note 10).

Under Indonesian GAAP, this transaction is treated as a restructuring transaction between entities under common control although Telkom has ceased to be under common control with the Company since the Company’s acquisition by ICL in December 2002 (Note 19). Under Indonesian GAAP, an entity which ceases to be under common control shall still be treated as an entity under common control, within a period of twenty-four months from the time the common control ceases to exist. Accordingly, the gain on sale of investment in PIN was credited to Difference in Value from Restructuring Transactions of Entities under Common Control, a component of Stockholders’ Equity.

Under U.S. GAAP, the Company ceased to be under common control with Telkom effective in December 2002 when it was acquired by ICL; hence, the gain on sale of investment in PIN was credited to current year income.

l.    Others

Other adjustments represent individually insignificant adjustments on the differences between Indonesian GAAP and U.S. GAAP.

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

43.    RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS’ EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2001, 2002 and 2003 and to stockholders’ equity as of December 31, 2002 and 2003 which would be required if U.S. GAAP had been applied instead of Indonesian GAAP in the consolidated financial statements:

	2001	2002	2003
	Rp	Rp	Rp	US$ (Note 3)
Net income according to the consolidated financial statements prepared under Indonesian GAAP	1,452,795	336,252	1,569,967	185,466

U.S. GAAP adjustments
Increase (decrease) due to:
Amortization of goodwill	(28,817)	699,899	246,094	29,072
Depreciation	178,014	165,627	96,663	11,419
Capitalization of interest expense	97,908	53,360	68,705	8,116
Net periodic postretirement benefit cost	(8,828)	(8,632)	37,951	4,483
Gain on sale of other long-term investment	—	—	32,207	3,805
Equity in net income of associated companies	—	—	5,691	672
Minority interest	(18,779)	130	977	115
Net periodic pension cost	153	191	255	30
Deferred connection fees—net of amortization	(43,263)	(38,817)	(11,949)	(1,411)
Amortization of landrights	(3,832)	(8,656)	(11,641)	(1,375)
Capitalization of net foreign exchange losses	(25,747)	(502)	(607)	(72)
Preacquisition income	—	(14,294)	(9)	(1)
Deferred income tax effect of U.S. GAAP adjustments	(56,516)	(301,055)	(86,261)	(10,190)
Others	—	—	17,457	2,062

Net adjustments	90,293	547,251	395,533	46,725

Net income in accordance with U.S. GAAP	1,543,088	883,503	1,965,500	232,191

Basic earnings per share	298.04	170.64	379.62	0.04

Diluted earnings per share	298.04	170.64	378.91	0.04

Basic earnings per ADS (50 B shares per ADS)	14,901.86	8,532.14	18,981.17	2.24

Diluted earnings per ADS	14,901.86	8,532.14	18,945.33	2.24

PT INDONESIAN SATELLITE CORPORATION Tbk

[Formerly PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk] AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2002 and 2003

With Comparative Figures for 2001

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002	2003
	Rp	Rp	US$ (Note 3)
Stockholders’ equity according to the consolidated financial statements prepared under Indonesian GAAP	10,603,402	12,198,910	1,441,100

U.S. GAAP adjustments
Increase (decrease) due to:
Amortization of goodwill	664,269	917,176	108,349
Accumulated depreciation	343,641	440,304	52,015
Capitalization of interest expense	151,268	219,973	25,986
Pension cost	1,413	1,668	197
Equity in net loss of associated companies	(370,377)	(364,686)	(43,082)
Unearned connection fees	(82,080)	(94,029)	(11,108)
Amortization of landrights	(30,465)	(42,106)	(4,974)
Capitalization of net foreign exchange losses	(26,249)	(26,856)	(3,172)
Minority interest	(18,292)	(17,315)	(2,045)
Preacquisition income	(14,294)	(14,303)	(1,690)
Reversal of deferred tax liabilities on difference in transactions of equity changes in Satelindo and Bimagraha as a result of merger	—	(1,293)	(153)
Amortization of intangible assets	6,813	—	—
Accrued postretirement benefit cost	(37,951)	—	—
Deferred tax liabilities on U.S. GAAP adjustments	(289,899)	(376,160)	(44,437)
Others	—	17,457	2,062

Net adjustments	297,797	659,830	77,948

Stockholders’ equity in accordance with U.S. GAAP	10,901,199	12,858,740	1,519,048

44.    COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on April 12, 2004.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PT INDONESIAN SATELLITE CORPORATION TBK.

Date: June 18, 2004	By: /s/ Widya Purnama
Name: Widya Purnama Title: President Director (Chief Executive Officer)