Form 20-F
period 2004-12-31
PT Indosat Tbk
filed 2005-06-29
CIK 929700

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File number: 1-13330

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 — Indonesia

(62) (21) 3802614

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange on which registered
American Depositary Shares representing 50 Series B shares, par value 100 Indonesian rupiah per share	New York Stock Exchange
Series B shares, par value 100 Indonesian rupiah per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, par value 100 Indonesian rupiah per share	1
Series B shares, par value 100 Indonesian rupiah per share	5,285,308,499

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

Unless the context otherwise requires, references in this Form 20-F to the “Company”, “we”, “us”, and “our” are to PT Indosat Tbk and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of Indonesia. References to “United States” or “U.S.” are to the United States of America. References to “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland. References to “Indonesian rupiah” or “Rp” are to the lawful currency of Indonesia and references to “U.S. dollars” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, all financial information with respect to us has been presented in Indonesian rupiah in accordance with Indonesian GAAP.

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2004, which was Rp9,290 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on June 23, 2005 was approximately Rp9,645 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F includes “forward-looking statements”, as defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project”, and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. This Form 20-F discloses, under “Part I— Item 3: Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

GLOSSARY

The explanations of technical terms set forth below are intended to assist you to understand such terms, but are not intended to be technical definitions.

“3G”	third-generation telecommunications services

“analog”	a signal, whether voice, video or data, which is transmitted in similar, or analogous signals; is commonly used to describe telephone transmission and/or switching services that are not digital

“ARPU”	Average Revenue Per User, an evaluation statistic in connection with a network operator’s subscriber base

“ATM”	Asynchronous Transfer Mode, the standard packet-switching protocol for transmitting and receiving data via uniform 53-byte cells, allowing for data transmission speeds surpassing 600 MBps

“backbone”

the highest level in hierarchical network and designed to carry the heaviest traffic. Backbones are either switched (using ATM, frame relay or both) or routed (using only routers and no switches). The transmission links between nodes or switching facilities might consist of microwave, submarine cable, satellite, optical fiber or other transmission technology

“bandwidth”	the capacity of a communication link

“base station”	fixed transceiver equipment in each cell of a telecommunications network that communicates by radio signal with mobile handset(s) in that area

“BTS”

Base Transceiver Station, the electronic equipment housed in cabinets, including an air-conditioning unit, heating unit, electrical supply, telephone hook-up and auxiliary power supply, that together with antennas comprises a personal communications services facility

“CDMA”

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum

“churn”	the subscriber disconnections for a given period, determined by dividing the sum of voluntary and involuntary deactivations during the period by the average number of subscribers for the same period

“circuit”

the physical connection (or path) of channels, conductors and equipment between two given points through which an electric current may be established and including both sending and receiving capabilities

“dBW”	decibel referencing one watt

“digital”

a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction

“DLD”	Domestic Long-distance, long-distance telecommunications services within one country, including telephone calls and leased line services

“EDGE”

Enhanced Data GSM Environment, a faster version of the Global System for GSM wireless service designed to deliver data at rates up to 384 Kbps thereby enabling the delivery of multimedia and other broadband applications to mobile users

“fiber optic cable”

a transmission medium constructed from extremely pure and consistent glass through which digital signals are transmitted as pulses of light. Fiber optic cables offer greater transmission capacity and lower signal distortion than traditional copper cables

“frame relay”

a form of packet switching using larger packets and requiring more sophisticated error checking than traditional forms of packet switching (also referred to as “frame net” in our audited consolidated financial statements included elsewhere in this annual report)

“GPRS”

General Packet Radio Service, a standard for cellular communications which supports a wide range of bandwidths and is particularly suited for sending and receiving data, including e-mail and other high bandwidth applications

“GSM”

Global System for Mobile Communications, a digital cellular telecommunications system standardized by the European Telecommunications Standards Institute based on digital transmission and cellular network architecture with roaming in use throughout Europe, in Japan and in various other countries

“IDD”	International Direct Dialing, a telecommunications service that allows a user to make international long-distance calls without using a telephone operator

“interconnection”

practice of allowing a competing telephone operator to connect its network to the network or network elements of certain other telephone operators to enable the termination of phone calls made by customers of the competing telephone operator’s network to the customers of the other telephone operator’s network

“IPVPN”

Internet Protocol Virtual Private Network, a service which allows subscribers to establish the equivalent of an international private automatic branch exchange, or PABX, system, allowing international abbreviated dialing and other PABX features

“ISP”	Internet Service Provider, a company that provides access to the Internet by providing the interface to the Internet backbone

“Kbps”	kilobits (103) per second, a measure of digital transmission speed

“KSO”	Kerjasama Operasi, or joint operating scheme

“LAN”	Local Area Network, a short-distance network designed to connect computers within a localized environment to enable the sharing of data and other communication

“Mbps”	megabits (106) per second, a measure of digital transmission speed

“MMS”	Multimedia Messaging Services, a cellular telecommunications system that allows SMS messages to include graphics, audio or video components

“MIDI”	multimedia, data communications and Internet

“network infrastructure”

the fixed infrastructure equipment consisting of optical fiber cable, copper cable, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals from and to subscriber equipment and/or between wireless networks and fixed networks

“PSTN”	Public Switched Telephone Network, a fixed telephone network operated and maintained by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

“roaming”

the cellular telecommunications feature that permits subscribers of one network to use their mobile handset(s) and telephone numbers when in a region with cellular network coverage provided by a third-party provider

“SIM” or “SIM card”

Subscriber Identity Module, the “smart” card designed to be inserted into a mobile handset(s) and which contains all subscriber-related data such as phone numbers, service details and memory for storing messages

“SMS”	Short Message Service, a means to send or receive alphanumeric messages to or from mobile handset(s)

“VoIP”

Voice over Internet Protocol, a means of sending voice information using Internet protocol. The voice information is transmitted in discrete packets in digital form rather than the traditional circuit-committed protocols of the PSTN, thereby avoiding the tolls charged by conventional long-distance service providers

“VSAT”	Very Small Aperture Terminal, a relatively small satellite dish, typically 1.5 to 3.8 meters in diameter, placed at users’ premises and used for two-way data communications using satellite

“WAP”

Wireless Application Protocol, an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, websites, financial information, on-line banking information, entertainment (infotainment), games and micro-payments

“x.25”	a widely-used dated packet-switching standard that has been partly replaced by frame relay

PART I

Item 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3:    KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. This financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The year-end financial information is based upon our audited consolidated financial statements as of December 31, 2000, 2001, 2002, 2003 and 2004 and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. Our audited consolidated financial statements as of and for the year ended December 31, 2000 were audited by Siddharta Siddharta & Widjaja, a member firm of KPMG International in Indonesia. Our audited consolidated financial statements as of and for the year ended December 31, 2001 were audited by Prasetio, Utomo & Co. (then a member firm of Andersen Worldwide, SC in Indonesia), except with respect to the consolidated financial statements of PT Satelit Palapa Indonesia, or Satelindo, which were audited by Siddharta Siddharta & Widjaja, a member firm of KPMG International. Our audited consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 have been audited by Prasetio, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global.

In 2004, we changed our method of accounting for liabilities relating to employee benefits and for the realization of gains from certain transactions with Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, or Telkom, which changes resulted in a restatement of our 2002 and 2003 consolidated financial statements. See Note 4 of the notes to our audited consolidated financial statements contained elsewhere in this annual report.

Our 2000 audited consolidated financial statements were restated in 2001 to include our equity in Satelindo, (previously accounted for by the cost method) and to consolidate the net assets of PT Aplikanusa Lintasarta (“Lintasarta”) (previously accounted for by the equity method), as if these acquisitions took place at the beginning of the earliest period presented in the 2000 audited consolidated financial statements.

Such audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Notes 44 and 45 of the notes to our audited consolidated financial statements contained elsewhere herein, which provide a description of certain material differences between Indonesian GAAP and U.S. GAAP, as they relate to us and a reconciliation to the amount of U.S. GAAP net income for each of the years ended December 31, 2002, 2003, and 2004 and the amount of U.S. GAAP stockholders’ equity as of December 31, 2003 and 2004.

	For the years ended December 31,
	2000 Rp.	2001 Rp.	Restated 2002 Rp.	Restated 2003 Rp.	2004 Rp.	2004 US$(1)
	(Rp. in billions and US$ in millions)
Income Statement Data
Indonesian GAAP:
Operating revenues:
Cellular	—	1,769.9	3,271.7	5,117.6	7,450.8	802.0
International calls	2,184.0	2,157.5	2,137.9	1,807.7	1,554.9	167.4
MIDI	731.7	1,105.1	1,263.0	1,228.3	1,484.0	159.7
Other services	76.5	105.6	94.4	81.7	59.4	6.4
Total operating revenues	2,992.2	5,138.1	6,767.0	8,235.3	10,549.1	1,135.5
Total operating expenses	1,516.9	3,307.4	4,889.6	5,887.4	7,314.4	787.3
Operating income	1,475.3	1,830.8	1,877.4	2,347.9	3,234.7	348.2
Other income (expense):
Gain on sale of investment in associated company	—	—	—	—	286.2	30.8
Interest income	173.0	642.1	822.3	147.7	187.4	20.2
Gain on sale of other long-term investment	—	—	—	—	110.9	11.9
Gain (loss) on foreign exchange—net	462.8	524.1	393.8	200.1	(66.1)	(7.1)
Loss on change in fair value of derivatives-net	—	—	—	—	(170.5)	(18.3)
Amortization of goodwill	(2.5)	(321.2)	(693.1)	(252.9)	(226.3)	(24.4)
Financing cost	(18.8)	(404.4)	(586.1)	(838.7)	(1,097.5)	(118.1)
Provision for doubtful interest receivable from the convertible bonds	—	(19.7)	(287.8)	—	—	—
Consultancy fee	—	(259.8)	—	—	—	—
Adjustment of accounts receivable-trade from Telkom	—	—	(118.0)	—	—	—
Others income (expense)—net	179.9	14.4	(130.5)	(51.2)	62.4	6.7
Total other income (expense)—net	794.3	175.4	(599.4)	(795.0)	(913.4)	(98.3)
Equity in net income of associated companies	83.4	132.3	72.3	33.8	61.5	6.6
Minority interest in net income of subsidiaries	(23.2)	(273.5)	(27.2)	(22.5)	(25.0)	(2.7)
Income tax benefit (expense)—net	(687.7)	(412.2)	(776.5)	17.8	(724.6)	(78.0)
Extraordinary item	—	—	—	4,500	—	—
Pre-acquisition income(7)	—	—	(205.9)	—	—	—
Net income	1,642.1	1,452.8	340.7	6,082.0	1,633.2	175.8
Weight average number of shares outstanding	5,177,500,000	5,177,500,000	5,177,500,000	5,177,500,000	5,202,760,294	5,202,760,294
Basic earnings per share(2)
Before extraordinary item	317.2	280.6	65.8	305.6	313.9	0.03
After extraordinary item	317.2	280.6	65.8	1,174.7	313.9	0.03
Dividends declared per share(2)	122.0	112.2	29.2	145.6	—	—
Dividends declared per share (in US$)(2)(4)	0.013	0.011	0.003	0.015	—	—
Dividends declared per ADS (in US$)(2)(3)(4)	0.64	0.54	0.16	0.77	—	—
U.S. GAAP:(5)
Net income	1,624.5	1,543.1	883.5	1,965.5	1,924.8	207.2
Basic earnings per share(2)	313.8	298.0	170.6	379.6	370.0	0.04
Basic earnings per ADS(2)(3)	15,688.1	14,902.0	8,532.1	18,981.2	18,497.5	1.99

	As of December 31,
	2000 Rp.	2001 Rp.	Restated 2002 Rp.	Restated 2003 Rp.	2004 Rp.	2004 US$(1)
	(Rp. in billions and US$ in millions)
Balance Sheet Data:
Indonesian GAAP:
Assets
Current assets	3,706.7	8,835.5	5,084.8	7,461.1	6,468.5	696.3
Due from related parties	35.3	47.5	125.6	33.4	48.0	5.2
Deferred tax assets—net	39.9	234.1	127.3	136.6	33.2	3.6
Long-term investments	1,732.4	494.4	433.8	382.9	135.3	14.6
Property and equipment—net	1,524.4	9,468.9	11,759.3	14,093.1	17,243.2	1,856.1
Goodwill and other intangible assets—net	—	2,410.1	3,711.9	3,344.9	3,012.6	324.3
Other non-current assets	275.8	858.2	609.5	607.1	931.8	100.3

Total assets	7,314.5	22,348.7	21,852.2	26,059.2	27,872.5	3,000.3
Liabilities
Current liabilities	769.8	5,511.6	3,279.5	3,426.6	4,660.9	501.7
Due to related parties	2,561.8	10.0	20.7	38.3	39.1	4.2
Deferred tax liabilities—net	340.3	104.2	449.0	1.7	489.1	52.6
Long term debts	149.3	2,211.0	3,357.2	2,910.5	1,588.1	170.9
Bonds payable	—	3,324.0	3,957.0	7,268.7	7,524.1	809.9
Other non current liabilities	42.0	209.3	221.8	226.4	222.2	23.9
Total liabilities	3,863.2	11,370.0	11,285.4	13,872.2	14,523.4	1,563.3
Minority interest	92.4	239.0	134.4	147.1	164.4	17.7
Stockholders’ equity	3,358.9	10,739.7	10,432.3	12,039.9	13,184.6	1,419.2

Total liabilities and stockholders’ equity	7,314.5	22,348.7	21,852.2	26,059.2	27,872.5	3,000.3
U.S. GAAP:(5)
Total assets	7,162.4	22,024.4	22,508.6	27,352.5	30,045.1	3,234.1
Total stockholders’ equity	3,019.2	10,490.2	10,901.2	12,858.7	14,295.0	1,538.8

	As of December 31,
	2000	2001	2002	2003	2004
Operating Data:(6)
Percentage increase (decrease) from prior period:
Operating revenues	(0.42)%	71.72%	31.70%	21.70%	28.10%
Operating income	(9.97)	24.10	2.55	25.06	37.77
Net income	2.98	(11.53)	(76.55)	1,685.15	(73.15)
Total assets	18.89	205.54	(2.22)	19.25	6.96
Total stockholders’ equity	39.90	219.74	(2.86)	15.41	9.51
Operating ratios (expressed as a percentage):
Operating income to operating revenues	49.30	35.63	27.74	28.51	30.66
Operating income to stockholders’ equity	43.92	17.05	18.00	19.50	24.53
Operating income to total assets	20.17	8.19	8.59	9.01	11.61
Net profit margin	54.88	28.28	5.03	73.85	15.48
Return on equity	48.89	13.53	3.27	50.52	12.39
Return on assets	22.45	6.50	1.56	23.34	5.86
Financial ratios (expressed as a percentage):
Current ratio	481.51	160.31	155.1	217.74	138.78
Long-term debt to equity ratio	4.44	20.59	32.18	24.17	12.05
Total liabilities to equity ratio	115.01	105.87	108.18	115.22	110.15
Total liabilities to total assets	52.82%	50.88%	51.64%	53.23%	52.11%

(1)	Translated into U.S. dollars based on a conversion rate of Rp9,290 = US$1.00, the Indonesian Central Bank Rate on December 31, 2004. See “—Exchange Rate Information.”
(2)	Basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Indonesian rupiah and U.S. dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the weighted average number of shares outstanding, after considering the effect of the stock split.

(3)	The basic earnings and dividends declared per ADS data is calculated on the basis that each ADS represents fifty shares of common stock and does not make allowance for withholding tax to which the holders of the ADSs will be subject.
(4)	Calculated using the Indonesian Central Bank Rate on each dividend payment date.
(5)	U.S. GAAP amounts reflect adjustments resulting principally from differences in the accounting treatment of capitalization of interest expense, capitalization of net foreign exchange losses, revenue recognition, equity in net income (loss) of associated companies, amortization of goodwill, amortization of landrights, post-retirement benefit cost, pension plan, gain on difference in value from restructuring transactions of entities under common control and deferred income tax effect of U.S. GAAP adjustments.
(6)	Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.
(7)	Income on an equity investment from beginning of the year up to the date the investment was acquired during the year.

Exchange Rate Information

The following table shows the exchange rate of Indonesian rupiah to U.S. dollars for the periods indicated. The Indonesian rupiah middle exchange rate is calculated based on the buying and selling rate of Bank Indonesia. No representations are made that the Indonesian rupiah or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at the rate indicated or at any other rate at all.

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	High	Low
Period
2000	9,595	8,534	9,595	7,425
2001	10,400	10,266	11,675	8,865
2002	8,940	9,261	10,320	8,730
2003	8,465	8,571	8,908	8,279
2004	9,290	8,985	9,415	8,441
2005
January	9,165	9,204	9,305	9,133
February	9,260	9,245	9,300	9,166
March	9,480	9,371	9,520	9,250
April	9,570	9,539	9,755	9,475
May	9,495	9,480	9,545	9,435
June (through June 23)	9,645	9,599	9,650	9,528

Source: Bank	Indonesia
(1)	The annual average exchange rates are calculated as averages of each monthly period end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining the stability of the Indonesian rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene. The exchange rate was Rp8,940 = US$1.00, Rp8,465 = US$1.00 and Rp9,290 = US$1.00 as of December 31, 2002, 2003 and 2004, respectively. On June 23, 2005, the exchange rate was Rp9,645 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

The Indonesian rupiah has been and in general is freely convertible or transferable. Bank Indonesia has introduced regulations to restrict the movement of Indonesian rupiah from banks within Indonesia to offshore banks without underlying trade or investment reasons, thereby limiting offshore trading to existing sources of liquidity. In addition, Bank Indonesia has the authority to request information and data concerning the foreign exchange activities of all people and legal entities that are domiciled, or plan to reside, in Indonesia for at least one year.

Foreign Exchange and Foreign Equity Ownership Restrictions

Foreign exchange controls were abolished in 1971, and Indonesia now maintains a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interests, are free from exchange controls. A number of regulations, however, have an impact on the exchange system. Bank Indonesia recently introduced regulations to restrict the movement of Indonesian rupiah from banks within Indonesia to offshore banks without underlying trade or investment reasons, thereby limiting offshore trading to existing sources of liquidity. In addition, Bank Indonesia has authority to request information and data concerning the foreign exchange activities of all people and legal entities that are domiciled in Indonesia or plan to domicile in Indonesia for at least one year.

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

RISK FACTORS

Risks Relating to Indonesia

We are incorporated in Indonesia and substantially all of our operations, assets and customers are located in Indonesia. As a result, future political, economic, legal and social conditions in Indonesia, as well as certain actions and policies which the Government may, or may not, take or adopt may have a material adverse effect on our business, financial condition, results of operations and prospects.

Domestic, regional or global economic changes may adversely affect our business, financial condition, results of operations and prospects

The economic crisis which affected Southeast Asia, including Indonesia, from mid-1997 was characterized in Indonesia by, among other effects, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political developments. These conditions had a material adverse effect on Indonesian businesses, including our business.

Our performance and the quality and growth of our customer base and service offerings are necessarily dependent on the health of the overall Indonesian economy. Indonesia’s gross domestic product, or GDP, grew at an annual rate of approximately 0.8% in 1999, 4.9% in 2000, 3.3% in 2001, 3.7% in 2002, 4.1% in 2003 and 5.1% in 2004. Commentators have identified strong oil prices and the weak Indonesian rupiah, which generally supports exports, as two important factors contributing to recent GDP growth. Despite recent GDP growth, the Government continues to have a large fiscal deficit and a high level of sovereign debt, and its foreign currency reserves are modest. Government funding requirements to areas affected by the Asian tsunami in late December 2004 and other natural disasters, as well as increasing oil prices, may increase the Government’s fiscal deficits. In addition, the Indonesian rupiah continues to be volatile and has poor liquidity, and although the Indonesian banking sector continues to improve, it faces challenges in the coming years due to historically high levels of non-performing loans. Inflation has also remained high, with an annual inflation rate of 6.4% in 2004, according to Government estimates. Indonesia has also experienced significant volatility in interest rates, which had a material adverse impact on the ability of many Indonesian companies to service their existing indebtedness. The interest rate for one-month Bank Indonesia certificates, or SBI, was at a peak of 70.8% in July 1998. The one-month SBI interest rate was 8.18% on June 22, 2005.

A loss of investor confidence in the financial systems of emerging and other markets, or other factors, may cause increased volatility in the Indonesian financial markets and a slowdown in economic growth or negative economic growth in Indonesia. Any such increased volatility or slowdown or negative growth could have a material adverse effect on our business, financial condition, results of operations and prospects.

Political and social instability may adversely affect us

Since the collapse of President Soeharto’s regime in 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability, as well as general social and civil unrest on certain occasions in the past few years.

For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Wahid and former President Megawati, as well as in response to specific issues, including fuel tariff increases, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations were generally peaceful, some have turned violent. In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity rates and telephone charges. In both instances, the Government was forced to drop or substantially reduce the proposed increases.

Recently, hostilities in the province of Aceh have intensified. A prior peace pact, known as the Cessation of Hostilities Agreement, has failed to maintain peace between the Free Aceh Movement militia and the Government, and the Joint Security Committee formed by the two sides has been disbanded. Increasing tension in Aceh province has led to a recent military build-up in the province and continued outbreaks of violence, arson and social unrest. Similarly, in Papua province (formerly Irian Jaya), continued activity by separatist rebels has led to violent incidents, and in the province of the Malukus, clashes between religious groups have resulted in casualties and displaced persons. Human rights violators, including those from high-ranking military positions, have recently begun to be more actively prosecuted in Indonesia, most notably with respect to alleged violations occurring in Timor Leste (formerly East Timor), Aceh, Papua and the Malukus. However, the success of these prosecutions has been mixed, and many public commentators and demonstrators have criticized the Government’s failure to prosecute human rights violations in Indonesia more vigorously.

In 2004, Indonesians directly elected the President, Vice-President and representatives in the Indonesian parliament for the first time through a proportional open voting system. Increased political activities can be expected in Indonesia. Although the elections were conducted in a peaceful manner, political campaigns in Indonesia may bring a degree of political and social uncertainty to Indonesia. Political and related social developments in Indonesia have been unpredictable in the past, and we cannot assure you that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize the country, thereby adversely affecting our business, financial condition, results of operations and prospects

Since 2002, several bombing incidents have taken place in Indonesia, most significantly in October 2002 in Bali, a region of Indonesia previously considered safe from the unrest affecting other parts of the country. Other bombing incidents, although on a lesser scale, have also been committed in Indonesia on a number of occasions over the past few years, including at shopping centers and places of worship. In April 2003, a bomb exploded outside the main United Nations building in Jakarta, and in May 2003, a bomb exploded in front of the domestic terminal at Jakarta International Airport. In August 2003, a bomb exploded at the JW Marriott Hotel in Jakarta, and in September 2004, a bomb exploded in front of the Australian embassy in Jakarta. Further terrorist acts may occur in the future. Terrorist acts may, for example, be directed at foreigners in Indonesia. Violent acts arising from, and leading to, instability and unrest have had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia relies heavily on funding from multinational lenders, and the inability to obtain such funding would have adverse consequences for Indonesia and us

In 1997, the Government sought financial assistance from the International Monetary Fund, or the IMF, to confront the economic crisis in Indonesia and, in October 1997, the IMF agreed to provide financial assistance to Indonesia contingent upon the implementation of numerous economic reforms. The IMF disbursed funds to the Government from late 1997, although disbursements were from time to time delayed. The most recent disbursement by the IMF was in October 2003, when it disbursed approximately US$493.0 million to the Government. When the IMF withheld disbursement of funds, it did so on the basis that the Government had not adequately complied with the terms of its then-current letter of intent, which imposed various conditions to funding such as completion of certain asset sales and implementation of various reforms.

The Government discontinued its reliance on financial assistance from the IMF upon expiration of its extended fund facility arrangement at the end of 2003. Given the Government’s fiscal deficit and modest foreign exchange reserves, the discontinuance of the IMF facility could cause the Government to be unable to fund subsidies for staples such as food and fuel, which, in turn, could have serious political and social consequences. We cannot assure you that the Government will be able to obtain alternative funding to replace the funding previously provided by the IMF.

In addition to the IMF, the World Bank has been an important source of funding for Indonesia. From 1967 to August 2003, the World Bank financed approximately US$23 billion of development projects and programs in all sectors of the Indonesian economy. The World Bank has expressed concern that the slow pace of institutional reforms in Indonesia, as well as the Government’s decentralization plan, particularly the empowerment of provincial governments to borrow, could lead to the central Government’s inability to service its debts. The World Bank’s lending program is subject to regular compliance reviews and can be reduced or withdrawn at anytime.

The members of the Paris Club, the Consultative Group in Indonesia, or CGI, and the Inter-Government Group on Indonesia, or IGGI, have also been important sources of funding for the Government. The Paris Club is an informal voluntary group of 19 creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations. CGI is a group of 30 donor countries and international organizations that meet annually to coordinate donor assistance to Indonesia. Together, CGI and IGGI members were owed approximately US$49.0 billion as of December 31, 2004. On January 20, 2005, the Government met with CGI and received a commitment of US$2.8 billion in an attempt to ameliorate the economic impact of the Asian tsunami on the Indonesian economy. The Government has several times successfully rescheduled its foreign debt. However, from 2004, the Paris Club has publicly stated that it will no longer reschedule debt owed to its members or to other creditors by the Government as a result of the Government’s decision to end the IMF program.

The inability of the Government to obtain adequate funding as a result of the termination of the Government’s IMF program, a reduction or elimination of funding from the World Bank, or otherwise, could have adverse economic, political and social consequences in Indonesia, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Labor activism and unrest may adversely affect our business

In March 2003, the Government enacted a manpower law and implementing regulations allowing employees to unionize. The liberalization of regulations permitting the formation of labor unions combined with weak economic conditions has resulted, and will likely continue to result in, labor unrest and activism in Indonesia. Labor unrest and activism could disrupt our operations and could affect adversely the financial condition of Indonesian companies in general and the value of the Indonesian rupiah relative to other currencies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in January 1998, the Indonesian rupiah continues to experience significant volatility.

The Indonesian rupiah has generally been freely convertible and transferable (except that Indonesian banks may not transfer Indonesian rupiah to persons outside of Indonesia who lack a bona fide trade or investment purpose). However, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian rupiah or by using its foreign currency reserves to purchase Indonesian rupiah. We cannot assure you that the current floating exchange rate policy of Bank Indonesia will not be modified, that further depreciation of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur, or that the Government will take additional action to stabilize, maintain or increase the value of the Indonesian rupiah, or that any of these actions, if taken, will be successful.

Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining usage by our subscribers, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to manage successfully our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations and a majority of our capital expenditures are, and we expect will continue to be, denominated in U.S. dollars. Most of our revenues are denominated in Indonesian rupiah. We may also incur additional long-term indebtedness in currencies other than the Indonesian rupiah, including the U.S. dollar, to finance further capital expenditures.

We currently hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating expenses and annual payments of U.S. dollar-denominated principal and interest payments. In 2004, we entered into several foreign currency swap contracts and interest rate swap contracts with six separate international financial institutions. These contracts include LIBOR-linked foreign currency swap contracts as well as interest rate swap contracts with respect to our U.S. dollar and fixed-rate interest obligations under the Guaranteed Notes due 2010. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk. No assurances can be given that we will be able to manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, or Standard & Poor’s, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. Indonesia’s sovereign foreign currency long-term debt is currently rated “B2 outlook” by Moody’s and “B+ (positive outlook)” by Standard & Poor’s, and its foreign currency short-term debt is currently rated “B+ (positive outlook)” by Standard & Poor’s. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

No assurance can be given that Moody’s or Standard & Poor’s or any other statistical rating organization will not downgrade the credit ratings of Indonesia or Indonesian companies, including us. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Indonesian rupiah-denominated debt would also likely increase.

Indonesian accounting standards differ from those in the United States

We prepare our consolidated financial statements in accordance with Indonesian GAAP, which differ from U.S. GAAP. As a result, our consolidated financial statements and reported earnings could be significantly different from those that would be reported under U.S. GAAP. We have prepared a reconciliation to U.S. GAAP of our consolidated net income for each of the years ended December 31, 2002, 2003 and 2004 and our consolidated stockholders’ equity as of December 31, 2003 and 2004, which reconciliation appears in Note 45 to our Consolidated Financial Statements included elsewhere in this annual report.

We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, including certain judgments, on us within the United States

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to foreign capital invested companies, and all of our significant assets are located in Indonesia. In addition, several of our Commissioners and substantially all of our Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may be difficult for investors to effect service of process, including judgments, on us or such persons within the United States, or to enforce against us or such persons in the U.S. judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States, or upon other bases.

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

Risks Relating to Us

We operate in a legal and regulatory environment that is undergoing significant reforms. These reforms may result in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry. As the reform of the Indonesian telecommunications sector continues, other competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. In addition, the Government has announced proposed changes to the current interconnection regime and access code system and may in the future announce or implement other regulatory changes that may affect our business and our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications providers or that other regulatory changes initiated by the Government will not have a material adverse effect on our business, financial condition, results of operations and prospects.

The Government may adjust or fail to adjust tariffs, resulting in an adverse effect on us

The Ministry of Communications and Information Technology (formerly the Ministry of Communications) is the principal regulator of the telecommunications industry in Indonesia and is responsible for the setting and adjustment of tariff levels. Regulated tariffs include activation fees, monthly fees, airtime usage fees for postpaid cellular services, domestic and international long-distance telephony rates and interconnection fees. These tariff levels are subject to periodic review and adjustment. Prepaid cellular services prices are regulated by reference to postpaid tariffs policies and, although not directly regulated by the Government, our operating revenues from prepaid cellular services could also be affected by future changes in the Government’s tariff policies. Since a significant portion of our operating revenues are dependent on tariffs fixed by the Government, any future change, or lack of change, in the Government’s tariff policies could adversely affect our business, financial condition, results of operations and prospects.

A failure in the continuing operations of our network, certain key systems, our gateways to or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to the PSTN for termination and origination of cellular telephone calls to and from fixed-line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. The limited interconnection facilities of the PSTN available to us have adversely affected our business in the past and may adversely affect our business in the future. Because of interconnection capacity constraints, our cellular customers have at times experienced blocked calls. We cannot assure you that these interconnection facilities can be increased or maintained at current levels.

We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. In addition, we rely to a certain extent on interconnection to the networks of other telecommunications operators to carry calls from our customers to the customers of fixed-line operators and other cellular operators both within Indonesia and overseas. Our network, including our information systems, information technology and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, our telecommunications control and information technology back-up facilities are highly concentrated with our headquarters and principal operating and tape back-up storage facilities located at two sites in Jakarta. Any failure that results in an interruption in our operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our ability to attract and retain subscribers, cause significant subscriber dissatisfaction and adversely affect our business, financial condition, results of operations and prospects.

Our failure to react to rapid technological changes could adversely affect our business

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition from technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. For example, the development of fixed-mobile convergence technology, which allows a call that originates on a cellular handset to bypass a cellular network and instead be carried over a fixed-line telephone network, could adversely affect our business. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms.

We depend on interconnection agreements with our competitors’ networks and on domestic telephone networks

We are dependent on interconnection agreements with our competitors’ cellular and fixed-line networks and associated infrastructure for the successful operation of our business. If for any reason these interconnection arrangements are disputed, whether due to a failure by a counterparty to perform its contractual obligations or for any other reason, one or more of our services may be delayed, interrupted or stopped, the quality of our services may be lowered, our customer churn rates may increase or our interconnection rates may increase, all of which could materially adversely affect our business, financial condition, results of operations and prospects.

We may be unable to obtain adequate financing to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Government is the majority shareholder of our major competitors Telkom and PT Telekomunikasi Selular, or Telkomsel, and the Government of Singapore is a substantial shareholder of Telkomsel. Both governments may give priority to Telkom’s and Telkomsel’s businesses over ours

As of March 31, 2005, the Government had a 14.69% equity stake in us and owns the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including the decision to liquidate us. We understand that the Government and Singapore Technologies Telemedia Pte. Ltd., or ST Telemedia, acting through its subsidiary, Indonesia Communications Limited, or ICL, have entered into a Shareholders’ Agreement that limits the Government’s ability to elect and remove our Commissioners and Directors. Under such Shareholders’ Agreement, ICL may appoint a simple majority of our Board of Commissioners and Board of Directors, and the Government may appoint two nominees to each governing body, provided that if the Government reduces its ownership below a certain number of shares and remains the holder of the Series A Share, it may only nominate one Commissioner and one Director.

The Government also has a 51.2% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. In addition, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. No assurances can be given that significant Government policies and plans will support our business or that the Government will treat Telkom and us equally when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry.

The Government of Singapore, through its investment arm, Temasek Holdings (Private) Limited, is indirectly our major shareholder. Temasek Holdings (Private) Limited also holds a substantial beneficial shareholding in Telkomsel. No assurances can be given that significant Government of Singapore policies and plans will support our business or that the Government of Singapore will treat Telkomsel and us equally when evaluating future decisions and policies.

Our controlling shareholders’ interests may differ from those of our other shareholders

In December 2002, the Government sold 41.9% of our outstanding shares to ICL, a Mauritius company owned and controlled by ST Telemedia, a wholly owned subsidiary of Temasek Holdings (Private) Limited. ICL, and its controlling shareholder, have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our creditors’ best interests, including matters relating to our management and policies. No assurances can be given that our controlling shareholder will elect or be able to influence our business in a way that benefits our other shareholders or our creditors.

The pledge of our shares by ICL to guarantee ICL’s payment obligations to its creditors may have a material adverse effect on our business

As our controlling shareholder, actions taken by ICL, and/or its controlling shareholder, ST Telemedia, may have a material adverse impact on our business. On December 10, 2003, ICL pledged its ownership interest in us to its lenders as security for payment obligations of its parent company. No assurance can be given as to ICL’s ability to fulfill its payment obligations to its lenders. In the event that ICL fails to satisfy its payment obligations, such failure could result in a change in our controlling shareholder. If such a change in our controlling shareholder constitutes a Change of Control under the 7.75% Guaranteed Notes due 2010 (the “Guaranteed Notes due 2010”) of Indosat Finance Company B.V., our wholly owned finance subsidiary, or a Change of Control under the 7.125% Guaranteed Notes due 2012 (the “Guaranteed Notes due 2012”) of Indosat International Finance Company B.V., our wholly owned finance subsidiary, holders of either notes, both of which have been unconditionally and irrevocably guaranteed by Indosat, would have the right to require the relevant issuer to repurchase such notes. Any new controlling shareholder may have a different investment purpose than ICL and will have the ability to influence our business significantly. No assurance can be given that any new controlling shareholder will not have a material adverse impact on our business operations and financial prospects.

We rely on key management personnel, and our business may be adversely affected by any inability to recruit, train, retain and motivate key employees

We believe that our current management team contributes significant experience and expertise to the management of our business. The continued success of our business and our ability to execute our business strategy in the future will depend in large part on the efforts of our key personnel. There is a shortage of skilled personnel in the telecommunications industry in Indonesia and this shortage is likely to continue. As a result, competition for certain specialist personnel is intense. In addition, ST Telemedia has seconded key management personnel to us. Our inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to our Cellular Services Business

We may be unable to complete our cellular network integration in a timely manner or at all, and such delay or failure may adversely affect our cellular services business, results of operations and prospects

In late 2003, we merged with our legacy subsidiaries, Satelindo and PT Indosat Multi Media Mobile (“IM3”). At the time of the merger, each operated a separate cellular network in Indonesia. In an effort to increase our subscriber base, improve our service quality and reduce our operating expenses, we undertook a program of cellular network integration. We plan to complete the cellular network integration outside Java in 2005 and anticipate that cellular network integration will be completed in Java in 2006. However, we have not yet completed the cellular network integration in all areas, and the integration of the legacy intelligent network platforms has not been completed. We have no prior experience integrating cellular networks. In addition, we may experience interruptions and degraded service quality during the network integration process. Failure to successfully complete the integration, an inability to realize the projected benefits of the integration or significant network coverage and service quality problems during the integration could have a material adverse effect on our business, financial condition, results of operations and prospects.

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

Our cellular services business competes primarily against Telkomsel and PT Excelcomindo Pratama, or Excelcomindo. Several other cellular service providers also provide cellular services in Indonesia. In addition to current cellular service providers, the Ministry of Communications and Information Technology may license additional cellular service providers in the future, and such new entrants may compete with us. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services and features offered and customer service. We, together with our current competitors, may also be subject to competition from providers of new telecommunications services using new technology and the convergence of various telecommunications services. New and existing cellular service providers may significantly increase subscriber acquisition costs by offering more attractive product and service packages, resulting in higher churn rates, lower ARPU or a reduction, or slower growth, of our cellular subscriber base.

In addition, although the Government has allocated all available GSM 900 and 1800 spectrum except for five megahertz, we cannot assure you that additional spectrum will not become available in the future or that the

Government will not reallocate existing spectrum from existing cellular service providers, including us. If we fail to utilize our spectrum capacity efficiently, or if we cannot finance the incremental capital expenditures necessary to utilize our spectrum capacity successfully as and when needed, we may experience difficulty attracting and retaining cellular subscribers, which could have a material adverse effect on our cellular services business. To the extent our current or future competitors in GSM cellular services obtain additional spectrum capacity, our competitive position, cellular services business, financial condition, results of operations and prospects could be adversely affected.

In 2003, the Government announced the winner of a bidding process for one 3G facilities-based operator license. Incumbent telecommunications providers were barred from participating in the bidding process and, as such, we did not enter the bidding process. In addition to the 3G license, the winner was granted GSM spectrum. The Government also granted a 3G license to PT Natrindo Telepon Seluler, or Lippo Telecom, in September 2004. In 2004, we were granted a 3G license in principle, but have not received 3G spectrum allocation. We cannot assure you that we will receive 3G spectrum allocation and a 3G operating license. We cannot assure you that we will be able to compete effectively against 3G operators, that the Government will not issue additional 3G licenses or that we will receive a 3G license in the event they are granted.

We face competition from our competitors’ fixed wireless services, which may have a material adverse effect on our cellular and fixed telecommunications services businesses

In December 2002, Telkom introduced TelkomFlexi in Surabaya (East Java), Denpasar (Bali) and Balikpapan (East Kalimantan) using CDMA 2001.x fixed wireless technology. In May 2003, Telkom expanded TelkomFlexi to include the Jakarta area, and PT Bakrie Communications Corporation Tbk, or Bakrie Communications, launched a similar service for Jakarta in September 2003. Telkom has since expanded TelkomFlexi to 216 cities nationwide. Telkom applies PSTN telephone tariffs for its fixed wireless service, which tariffs are substantially lower than those applied to cellular services, and pays lower regulatory fees than those applied to cellular services. Fixed wireless services using CDMA 2001.x technology possesses mobility and features similar to those offered by cellular providers in the Jakarta area. Fixed wireless service quality may exceed GSM cellular service quality due to more efficient spectrum usage. We cannot assure you that the Ministry of Communications and Information Technology will not take affirmative steps to encourage the network build-out of fixed wireless networks.

The introduction and availability of fixed wireless services and other similar technologies have increased competition based on price and product and service packages among cellular service providers. Fixed wireless services, particularly those offered without significant regulatory restrictions regarding mobility and a system to equalize regulatory fees and tariffs, may have a material adverse effect on our business, financial condition, results of operations and prospects, resulting in, among other things, higher churn rates, lower ARPUs, slower growth in total cellular subscribers and increased subscriber acquisition costs. While we introduced in May 2004 our StarOne fixed wireless service in certain areas and plan to expand such services to other cities, competition from Telkom, Bakrie Communications and other fixed wireless services providers that compete directly with us may cause prices to decline for such services and inhibit our ability to increase our total number of fixed wireless subscribers and to expand our fixed wireless services business.

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

The rapid growth of our cellular subscriber base, together with increasing demand, has led to high cellular usage, particularly in dense urban areas. The available spectrum for use by a cellular network effectively limits its capacity. As a result, radio frequency engineering techniques, including a combination of macro, micro and in-building cellular designs, are needed to increase “erlang per square kilometer” and to maintain cellular network quality despite radio frequency interference and tighter radio frequency re-use patterns. Such radio frequency techniques have been deployed in dense urban environments such as Hong Kong, and we intend to use them when the erlang per square kilometer threshold approaches such a usage profile. However, if our cellular subscriber base should grow significantly larger in high-density areas, no assurance can be given that these efforts will be sufficient to maintain and improve service quality, and we may be required to make significant capital expenditures to maintain and improve cellular service quality based on our current spectrum allocation.

Our growth plans anticipate substantial expansion of our cellular network and a corresponding increase in our total number of cellular subscribers. No assurances can be given that such expansion plans will materialize or, if they do materialize, that we will be able to integrate additional cellular subscribers successfully. Failure to activate new cellular subscribers on a timely basis and to scale existing operational units to handle increased cellular traffic may adversely affect our business, financial condition, results of operations and prospects.

Despite spending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

As we spend significant financial resources to develop and expand our cellular network, we believe that we will continue to add cellular subscribers. However, declining voice usage, increasing SMS usage and greater cellular penetration in the lower-income segment of the market may cause a decrease in ARPU and our total number of cellular subscribers to increase without a corresponding increase in our operating revenues. In addition, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. We cannot assure you that expansion of our cellular subscriber base, if such expansion occurs, will result in corresponding increases to our operating revenues and will not result in decreases in ARPU.

Our ability to maintain and expand our cellular network or conduct our business may be affected by disruption of supplies and services from our principal suppliers

We rely upon a few principal vendors to supply a substantial portion of the equipment required to maintain and expand our cellular network, including our microwave backbone, and upon other vendors in relation to other supplies necessary to conduct our business. We depend on equipment and other supplies and services from such vendors to maintain and replace key components of our cellular network and to operate our business. If we are unable to obtain adequate supplies or services in a timely manner or on commercially acceptable terms, or if there are significant increases in the cost of such supplies or services, our ability to maintain and to expand our cellular network and our results of operations and prospects may be adversely affected.

We depend on our licenses to provide cellular services, and our licenses could be cancelled if we fail to comply with their terms and conditions

We rely on licenses issued by the Ministry of Communications and Information Technology for the provision of our cellular services as well as for the utilization of our allocated spectrum frequencies. The Ministry of Communications and Information Technology, with due regard to prevailing laws and regulations, may amend the terms of our licenses at its discretion. Any breach of the terms and conditions of our licenses or failure to comply with applicable regulations could result in our licenses being cancelled. Any revocation or unfavorable amendment of the terms of our licenses, or any failure to renew them on comparable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Fixed Telecommunications Services Business

The entry of Telkom, a well-established Indonesian telecommunications industry incumbent, as a provider of international long-distance services could adversely affect our fixed telecommunications services operating margins, market share and results of operations

Telkom, a well-established Indonesian telecommunications incumbent with significant political and financial resources, obtained a license to provide international long-distance services on May 13, 2004 and launched its commercial service on June 7, 2004. Telkom’s entry into the international long-distance market poses a significant competitive threat to us. After Telkom’s entry into the international long-distance market, we lost market share and experienced other adverse effects relating to our fixed telecommunications services business. We cannot assure you that such effects will not continue or that such competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

VoIP usage is increasing, and certain customers use VoIP services rather than traditional international long-distance services, which may continue to have a material adverse impact on our fixed telecommunications services business

Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long-distance services. The cost structure for providers of VoIP services is lower than that for traditional fixed-line operators and as such, VoIP services are customarily offered at significant cost savings compared to international long-distance services. Availability of VoIP services, despite their lower quality as compared to international long-distance services, may continue to adversely impact our operating revenues from fixed telecommunications services due to lower traffic volumes and reduced pricing plans for our traditional international long-distance services.

A decrease in applicable accounting rates may adversely affect our operating revenues derived from interconnection fees charged to foreign telecommunications operators

Telecommunications providers make interconnection settlements based on established accounting rates contained in agreements between such providers. These agreements are subject to periodic renegotiation and, in recent years, certain foreign telecommunications operators have negotiated reductions in accounting rates. As a result, international accounting rates have decreased in recent years, and we expect that they will continue to decrease. Any reduction in accounting rates with foreign telecommunications operators may result in reduced interconnection revenues derived from international incoming calls.

Interconnection revenues from foreign telecommunications operators may be unreliable, and we may not receive all monies due in connection with the provision of our fixed telecommunications services

A significant portion of our operating revenues from fixed telecommunications services consists of amounts received from foreign telecommunications operators for handling incoming calls to Indonesia. Such operators may not pay these interconnection amounts to us promptly as such amounts become due and payable. Further, adverse economic conditions experienced by such foreign telecommunications operators in their home countries may adversely affect such operators’ ability to pay such interconnection amounts to us in a timely manner or at all.

The unstable economic and political situation in Indonesia may adversely affect the level of international business activity in Indonesia, which may have a material adverse effect on our operating revenues from international long-distance services

Our international long-distance services are impacted by the levels of international business activity and tourism in Indonesia, international accounting rates, tariffs for international long-distance, fluctuations in the exchange rate of the Indonesian rupiah against the U.S. dollar and compensation to telecommunications carriers and service providers. The continued unstable economic and political situation in Indonesia may adversely affect foreign investment and international business activity in Indonesia, which may result in lower customer demand for our international long-distance services.

We may be unable to retain both of our international access codes, and the loss of either access code may adversely impact our operating revenues from fixed telecommunications services and our marketing strategy for our fixed telecommunications services

In August 2003, we received confirmation from the Ministry of Communications and Information Technology that we could continue to provide international long-distance services pursuant to the operating license of our legacy subsidiary, Satelindo, using its “008” international access code in conjunction with our “001” international access code. We have attempted to market these international access codes as distinct brands targeted to different corporate and consumer segments. We cannot assure you that the Government will allow us to continue using both international access codes. If the Government restricts our ability to use both international access codes, our marketing strategy for international long-distance services, and operating revenues related to such services, would be adversely affected.

Risks Relating to Our MIDI Services Business

Competition with our MIDI services is increasing, and we may experience declining margins from such services as competition intensifies

Our MIDI services are facing increased competition from established participants, which have wider customer bases and greater financial resources than us, such as Telkom with its broad international reach and developed domestic infrastructure, and from certain foreign telecommunications operators providing such services in Indonesia. Moreover, our satellite business faces increasing competition as new, more powerful satellites are launched and as companies acquire exclusive licenses to provide broadcast services in Indonesia, including Indovision’s acquisition of an exclusive license to provide direct-to-home television services. We lease transponder space on our Palapa-C2 satellite for periods of two to five years, and we estimate the remaining useful life of such satellite to be approximately six years. As additional satellites become operational, as our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

Our satellite has a limited operational life and may be damaged or completely destroyed during operation. The loss or reduced performance of our satellite may adversely affect our financial condition, results of operations and ability to provide certain services

Our Palapa-C2 satellite has a limited operational life, which is presently estimated to end in January 2011. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, on-board fuel reserves, the launch vehicle used and the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellite in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services. Our satellite could fail prior to January 2011, and we believe in-orbit repairs would not be feasible.

We maintain in-orbit insurance in the event of the total loss of the Palapa-C2 satellite, providing for a single payment of US$50.0 million in the event that the satellite is lost or destroyed. Palapa-C2’s satellite control processor has been identified as prone to failure, and our satellite insurance excludes from coverage satellite malfunction caused by failure of the satellite control processor. If the damage or failure renders our satellite unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could have a material adverse effect on our overall business and increase operating expenses associated with our provision of other telecommunications services.

Item 4:    INFORMATION ON THE COMPANY

Overview

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and the leading provider of international long-distance services in Indonesia. We also provide MIDI services to Indonesian and regional corporate and retail customers. During 2004, our operating revenues totaled Rp10,549.1 billion (US$1,135.5 million). Our principal products and services include:

•	Cellular services. We provide GSM 900 and 1800 cellular services to approximately 9.8 million cellular subscribers throughout Indonesia as of December 31, 2004. We are focusing on increasing our cellular network coverage, capacity and quality through the purchase of new equipment and the redeployment of existing equipment.

•	Fixed telecommunications services. We are the leading provider of international long-distance services in Indonesia, as measured by aggregate incoming and outgoing call minutes for the year ended December 31, 2004. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we launched our fixed wireless services in 2004 and plan to expand such services in 2005.

•	MIDI services. We provide broadband and narrowband MIDI services, including frame relay services, VSAT services, leased circuits and Internet services, through Lintasarta, PT Indosat Mega Media (“IMM”) and us. We offer this suite of products primarily to our valued corporate and retail customers and wholesalers in an attempt to provide full-service telecommunications solutions.

Our principal shareholders are ICL, which is wholly-owned by ST Telemedia, with an ownership interest of approximately 41.07% of our common stock, and the Government through the Ministry of State-Owned Enterprises with an ownership interest of 14.69% of our common stock, in each case as of March 31, 2005. ST Telemedia is a leading information-communications company in Singapore with operations and interests in the Asia-Pacific region and the United States. ST Telemedia is wholly owned by Temasek Holdings (Private) Limited, which is wholly-owned by the Singapore Ministry of Finance. Through its group of companies, ST Telemedia offers an array of telecommunications, information and communications services, including fixed and mobile communications, Internet exchange and data communications, satellite, broadband and pay-TV. We represent ST Telemedia’s largest investment outside Singapore.

Prior to 2002, we primarily focused on the provision of international long-distance services, which accounted for approximately 42.0% of our total operating revenues for 2001. Following regulatory changes in the Indonesian telecommunications industry in 1999, we began implementing a strategy designed to transform us from being Indonesia’s primary international telecommunications provider into the leading fully integrated telecommunications network and service provider in Indonesia. In 2001, we increased our direct and indirect ownership interest in Satelindo to 75.0%, making us the second-largest cellular operator in Indonesia as measured by number of cellular subscribers. In 2001, we also launched IM3 to provide GSM 1800 cellular services. In 2002, we acquired the remaining 25.0% equity interest in Satelindo, making Satelindo our wholly owned subsidiary. In November 2003, we merged Satelindo and IM3 into Indosat.

Competitive Strengths

We believe our principal competitive strengths include:

•

Reputation as a premier telecommunications provider with a comprehensive range of telecommunications services. Our strong reputation among corporate and retail customers for providing high-quality telecommunications solutions and customer service makes us a leader among Indonesian telecommunications providers. Combined with our comprehensive range of telecommunications services, including cellular, fixed telecommunications and MIDI services, we offer our large customers the convenience of choosing one telecommunications provider to create customized solutions to their telecommunications needs. Our long operating history, together with relationships with both Government organizations and large corporate entities, contribute to our visibility in the telecommunications sector in Indonesia and abroad.

•	Strong cellular network and subscriber base to capture expanding cellular market. We had approximately 9.8 million cellular subscribers as of December 31, 2004, representing an approximate market share of 32.5% as of that date based on available market data, placing us solidly in the second position in the Indonesian cellular services market. Through further expansion of our already extensive cellular network, substantial spectrum allocation and extensive fixed-line, microwave and satellite backbone, we believe we are poised to benefit from subscriber growth in a cellular services market with low penetration and increasing affordability for consumers. In addition, due to high growth potential in the Indonesian cellular services market and absence of mobile handset subsidies, we expect cellular subscriber acquisition costs to remain among the lowest in Asia and operating margins to remain stable. As the Indonesian cellular services market matures, we believe that we will be able to serve distinct customer segments through the strategic positioning of our recognized brands and have taken steps to prepare for such branding efforts.

•	Strong cash flow with established market position and respected brand names. Our business segments generate strong recurring cash flow with relatively healthy operating margins that we believe will remain stable as we expand and upgrade our cellular network through capital expenditures and the continued redeployment of existing cellular equipment. In addition to operational synergies associated with our merger with our legacy subsidiaries, Satelindo and IM3, we believe coordinated cellular network development will improve our cash flow from cellular services and strengthen our financial position. Our ability to target diverse segments of the cellular market through our “Matrix” and “Mentari” brands represents a competitive advantage among Indonesia’s cellular service providers.

•	Experienced and flexible management team. We have a seasoned and highly qualified management team, which created a leading integrated telecommunications provider in Indonesia. We believe our management has the skills and experience needed to implement our strategic objectives related to our cellular services integration and expansion and has demonstrated its ability to adapt and lead during periods of regulatory change. Our management team has consistently been recognized as one of the highest-ranked management teams in Indonesia.

•	Strong shareholder support and industry knowledge. A strong and experienced shareholder base supports our management team. Led by the Government and ST Telemedia, our shareholders possess significant regulatory insight and regional telecommunications industry experience with a focus on the delivery of high-quality cellular services. We intend to continue to strengthen our working relationships with our shareholders to continue to leverage their industry experience and technological expertise, thereby enhancing our position in the Indonesian telecommunications market.

Strategy

Our goal is to solidify our standing as a leading fully integrated telecommunications network and service provider in Indonesia. To achieve this goal, we continue to reconfigure our cellular network to create a unified platform for expansion, while maintaining our commitment to offering a broad range of high-quality telecommunications services to our corporate and retail customers. The main elements of our strategy include:

•

Focus on the expansion and integration of our cellular network to service a growing market. We intend to expand our cellular network and to continue the integration of the cellular networks of our legacy subsidiaries, Satelindo and IM3, to improve our network coverage, capacity and service quality in densely populated areas with the strong potential for cellular subscriber growth. We believe the network expansion and integration will substantially increase the efficiency of our cellular equipment deployment and minimize duplicative or conflicting cellular network capital expenditures. We intend to supplement our cellular network expansion with a targeted marketing strategy to direct our various products to different segments of the corporate and consumer markets.

•	Leverage our position as an integrated telecommunications provider of cellular, fixed telecommunications and MIDI services. We seek to use our wide range of telecommunications services to provide attractive bundled products at competitive prices in order to maintain subscriber growth and enhance overall network usage, thereby increasing our operating revenues. In addition, we use our existing backbone to deliver a wide variety of telecommunications services through a common platform in order to increase operational efficiency among business segments. To accomplish this goal, we have created an integrated telecommunications platform to carry voice and data traffic generated by our three principal business segments.

•	Nurture MIDI services growth to encourage frame relay and Internet growth. Through an expansive domestic and international backbone, we, together with Lintasarta and IMM, offer an expanding range of multimedia, data communications and Internet services, including high-speed dedicated leased lines, PSDN, digital data network, frame relay, Internet and satellite services. In addition to developing our MIDI services, we utilize our backbone to handle traffic from our cellular operations, thereby improving cellular service quality and efficiently using our fixed resources.

•	Maintain our international long-distance operations and selectively deploy fixed wireless networks. In an effort to protect our existing international long-distance market share and to offer customers greater value, we offer our international long-distance services through prepackaged plans based on trend usage profiles. To optimize overall network usage and maintain customer relationships, if foreign telecommunications providers require a less expensive alternative for incoming call termination, we offer VoIP packages designed to encourage customer loyalty. To enhance our access to domestic and international long-distance customers, in May 2004 we started the selective deployment of fixed wireless networks in the domestic fixed telecommunications market.

•	Employ effective cost management. We plan to continue to seek improved efficiency and productivity in our operations to achieve cost optimization and leverage our existing capacity. We plan to continue to streamline our cellular services operations through continued cellular network integration and promotional strategies designed to minimize subscriber acquisition costs. We intend to achieve additional cost savings, once the integration of our cellular networks and back-office support operations have been integrated, through the efficient use of common infrastructure.

Corporate History

After being established on November 10, 1967 by the Government, we began commercial operations in September 1969 to build, transfer and operate an International Telecommunications Satellite Organization, or Intelsat, earth station in Indonesia to access Intelsat’s Indian Ocean Region satellites for a period of 20 years. As a global consortium of international satellite communications organizations, Intelsat owns and operates a number of telecommunications satellites.

In 2000, the Government’s introduction of the Telecommunications Law, which encourages industry liberalization, directly impacted our business. In 2001, as part of the Government’s initiative to restructure the telecommunications industry, we entered into an agreement with Telkom to eliminate our respective cross-shareholdings in several operating subsidiaries, including:

•	our acquisition of Telkom’s 22.5% ownership interest in Satelindo;

•	Telkom’s acquisition of our 35.0% ownership interest in Telkomsel; and

•	our acquisition of Telkom’s 37.2% ownership interest in Lintasarta and the purchase of Lintasarta’s convertible bonds held by Telkom.

Subsequent to the agreement with Telkom, we acquired an effective 45.0% ownership interest in Satelindo, through our acquisition of PT Bimagraha Telekomindo (“Bimagraha”) in 2001 and acquired the remaining 25.0%

ownership interest in Satelindo from DeTe Asia in June 2002. To strengthen Satelindo’s capital structure and remove certain restrictive covenants arising from Satelindo’s indebtedness, we made an additional capital contribution to Satelindo totaling US$75.0 million in July 2002.

In August 2002, we entered the domestic telecommunications sector by obtaining a license to provide local fixed network services in the Jakarta and Surabaya areas. We deployed approximately 13,000 lines in those areas to provide local fixed telephone services and announced our strategic objective to become a leading fully integrated telecommunications network and service provider in Indonesia. In 2002, the Government divested 517.5 million shares (representing approximately 50.0% of our outstanding Series B common stock) in two stages. In May 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender. In December 2002, the Government divested 41.9% of our outstanding Series B common stock to a subsidiary of ST Telemedia. The Government owned 14.69% of our outstanding Series B common stock and the one Series A share as of March 31, 2005. ST Telemedia, through ICL, owned 41.07% of our outstanding Series B common stock, with the remaining 44.24% owned by public shareholders as of March 31, 2005. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

On November 20, 2003, we merged with Satelindo, Bimagraha and IM3 and all assets and liabilities of such legacy subsidiaries were transferred to us on such date. Since entering the Indonesian cellular market through our acquisition of Satelindo and establishment of IM3 and the subsequent integration of such companies in 2003, cellular services has become the largest contributor to our operating revenues. The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the year ended December 31,
	2002		2003		2004
	Rp.	%	Rp.	%	Rp.	%
	(Rp. in billions, except percentages)
Cellular services	3,271.7	48.3%	5,117.6	62.1%	7,450.8	70.6%
Fixed telecommunications	2,137.9	31.6	1,807.7	22.0	1,554.9	14.7
MIDI services	1,263.0	18.7	1,228.3	14.9	1,483.9	14.1
Other services	94.4	1.4	81.7	1.0	59.4	0.6

Total operating revenues	6,767.0	100.0%	8,235.3	100.0%	10,549.1	100.0%

Cellular Services

Cellular services contributed Rp7,450.8 billion for the year ended December 31, 2004, representing 70.6% of our total consolidated operating revenues in 2004. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 9,754,607 subscribers as of December 31, 2004. For the year ended December 31, 2004, we had an estimated market share of 32.5%, which figure is based on our estimates made using available market data. Our cellular network currently provides network coverage in all major cities in Java, Bali and Sumatra, as well as population centers in Sulawesi, Kalimantan and Papua. We provide our cellular services using GSM 900 and GSM 1800 technology.

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

We offer postpaid plans under the brand name “Matrix.” Matrix is a basic service package with a postpaid payment plan. In order to serve our customers, we also offer Matrix in program packages, which carry the brand name “Matrix9” with two benefit options offering either free monthly charges or national free roaming. We offer prepaid plans under the brand names “Mentari” and “IM3.” Mentari offers free national roaming, and we believe our Mentari and IM3 products have a high degree of brand awareness, thereby providing a competitive advantage when attempting to attract and retain customers in a competitive market. To attract younger cellular subscribers, we have developed the “IM3” brand to offer promotions and engage in advertising designed for the youth market segment.

Postpaid and prepaid customers have access to local, DLD and international direct long-distance dialing. In addition, we offer a variety of additional, value-added services, functions and features for our customers, bundled according to the airtime package selected, including:

•	SMS: allows customers to send short text messages to other cellular users’ handphone display screens;

•	Mobile data and facsimile services: allows customers to download sports, news and finance content to their mobile handsets and send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by customers;

•	Caller identification: displays the incoming call number on a customer’s mobile phone display screen;

•	Call holding: allows customers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals customers that they have an incoming call while the line is engaged. Upon hearing such a signal, customers can answer the second call and place the original call on hold;

•	Call forwarding: enables customers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides customers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the customer’s bank account or credit card;

•	Recharge via SMS and automatic teller machines: enables customers to recharge their prepaid airtime plans via SMS and automatic teller machines automatically deducting billed amounts from the customer’s bank account;

•	International roaming: allows prepaid and postpaid customers to receive SMS and voice services while roaming in foreign cellular networks;

•	MMS: allows customers of GSM service to send pictures, text and sound/voice in a single packet message; and

•	GPRS: provides mobile data communications with GSM-based technology, including mobile Internet, data transfer and push e-mail (BlackberryTM services).

Mobile data and facsimile, voicemail, call holding, call waiting, call forwarding, detailed billing and direct debit payments are only available to postpaid subscribers. We offer some of these services free of charge while others, such as SMS, mobile data and facsimile services and detailed billing, carry additional fees. We introduced our SMS service to postpaid cellular subscribers in 1995 and extended the service to prepaid subscribers in May 2000. Usage levels have increased from an average of approximately 319,000 text messages per day in June 2000 to an average of approximately 15.04 million and 20.75 million text messages per day in December 2003 and December 2004, respectively. In 2004, SMS usage fees accounted for substantially all of our revenues from value-added cellular services and features. We expect SMS to continue to contribute the majority of revenues from value-added cellular services and features, but anticipate increased revenues from GPRS and mobile data services in future periods.

We launched our portfolio of mobile data services in 2000. Mobile data services can be accessed over SMS or through a direct dial-up connection to a WAP server. Subscribers can access a variety of information, including movie listings, stock quotes, exchange rates, sports and business news and astrological predictions, and re-charge their prepaid SMS cards. In addition, subscribers can send and receive e-mail and conduct mobile banking services with several leading banks through their mobile handsets.

We conducted initial commercial operations for GPRS service in early 2002. GPRS service is now available in most large cities in Java, Bali, Sumatra and Kalimantan with full network access expected by the end of 2005. In addition, we expect to introduce EDGE services to the greater Jakarta area, Surabaya and Batam by the end of 2005. In cooperation with StarHub and Research-In-Motion, we introduced BlackberryTM Enterprise Service to our corporate customers in December 2004 and BlackberryTM services for personal users in March 2005.

We have entered into interconnection agreements, which allow our cellular networks to interconnect with the PSTN operated by Telkom, the international gateways operated by us and the networks of each of the other Indonesian cellular and fixed wireless operators. These agreements allow our cellular subscribers to communicate with customers of other telecommunications service providers.

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2004, our postpaid cellular subscribers could roam internationally on 286 networks, owned by 249 operators in 117 countries.

Customers and Marketing

We segment the Indonesian population by location, disposable income and other factors that we believe indicate the desire and ability of individuals and corporations to purchase our products and services. We then target areas populated with a higher density of potential cellular subscribers. These areas are generally economically more developed and more prosperous than other areas in Indonesia. Through this approach, we have achieved a diversified cellular subscriber base spread throughout Indonesia’s major population centers.

Since the launch of our cellular services in Indonesia, we have recorded cellular subscriber growth in each year. Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. At the end of 2002, we had 241,576 postpaid and 3,341,072 prepaid cellular subscribers. As of December 31, 2004, our subscriber base had grown to 539,944 postpaid and 9,214,663 prepaid cellular subscribers. We have focused on increasing the number of our prepaid cellular subscribers, as prepaid subscriptions minimize cellular subscriber credit risks and reduce billing and collection costs. Moreover, we believe Indonesian cellular customers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid plans.

The following table presents selected information regarding our postpaid, prepaid and total cellular subscriber base for the periods indicated:

	As of and for the year ended December 31,
	2002	2003	2004
Cellular subscribers:(1)
Prepaid	3,341,072	5,600,882	9,214,663
Postpaid	241,576	361,562	539,944

Total	3,582,648	5,962,444	9,754,607

(1)	Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. We define an “active cellular subscriber” as a cellular subscriber: (i) who, in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 60 days after the last statement date; or (ii) who, in the case of a prepaid subscriber, recharges the SIM card within 37 days immediately following the SIM card’s expiry date (i.e., 30 days from the date of activation) by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

When cellular services first became available in Indonesia, cellular subscribers consisted primarily of wealthy individuals and business customers, including civil servants working for government entities. As activation fees and mobile handset prices declined and cellular service quality improved, cellular services have become increasingly affordable and popular with the broader middle-income market for both business and personal use. These cellular subscribers typically have lower average monthly usage and higher price-sensitivity than the cellular subscribers during the early development of the Indonesian cellular services market.

The following table presents selected information regarding our ARPU for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
		(in Rp.)
ARPU:(1)
Postpaid	368,330	338,697	269,647
Prepaid	89,033	90,459	78,681
Blended ARPU`	111,817	106,386	89,489

(1)	The average monthly revenue (in Indonesian rupiah) per cellular subscriber is computed by dividing monthly recurring cellular services revenues, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period by the average number of cellular subscribers. The average number of cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. We define an “active cellular subscriber” as a cellular subscriber: (i) who, in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 60 days after the last statement date; or (ii) who, in the case of a prepaid subscriber, recharges the SIM card within 37 days immediately following the SIM card’s expiry date (i.e., 30 days from the date of activation) by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

Our integrated marketing strategy emphasizes our wide range of innovative services and the quality of our customer service. We regularly advertise through major newspapers, television, outdoor media, magazines and direct mailings and cross-sell our products with other leading corporations. To consolidate our marketing channels for cellular services, we have opened integrated walk-in centers, under the brand name “Galeri Indosat.” Our walk-in centers provide cellular subscribers with sales, customer service and product information. As of December 31, 2004, we operated 121 walk-in centers located throughout Indonesia. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations.

To supplement our direct marketing channels, we maintain a network of independent dealers. These independent regional and multi-regional dealers have their own distribution networks throughout Indonesia and promote our cellular services, primarily to individuals. These dealers include major distributors of mobile handsets and typically have their own retail networks, direct sales forces and sub-dealers in Indonesia. These outlets serve as additional branch outlets for us and offer a broad range of services, including product and service information, customer service and bill payment processing. Existing and new cellular subscribers can activate and register and pay for all of our cellular services at these outlets. We continue to maintain our relationships with our dealers in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced dealer loyalty.

Tariff Structure and Cellular Services Operating Revenues

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires that the originators of telephone calls pay for calls. The tariffs for postpaid subscription services consist of activation, monthly subscription and usage charges. The Mobile Cellular Tariff is the maximum tariff that can be charged for cellular services by Indonesian cellular operators. Pursuant to the Mobile Cellular Tariff, the maximum tariff chargeable for activation fees is Rp200,000, and the maximum monthly fee (including frequency charge) is Rp65,000. The maximum airtime charge is Rp325 per minute for non-peak hours and Rp406 per minute for peak hours. Although the Ministry of Communications and Information Technology does not set specific tariffs levels for prepaid subscription services, it has limited the maximum amount chargeable for prepaid services to 140% of the Mobile Cellular Tariff. Prepaid tariffs are typically higher than tariffs for postpaid customers as there is no monthly subscription fee, and our prepaid charges are lower than the maximum rate chargeable.

Activation Fees and Monthly Charges.    Activation fees represent the initial connection fees charged to new postpaid and prepaid customers when subscribing to a cellular network. Monthly charges represent fixed amounts charged only to postpaid cellular subscribers for maintaining access to the cellular network. Currently, our postpaid customers are charged a standard one-time activation fee of Rp75,000, a monthly subscription fee of Rp65,000 per month and an airtime tariff of Rp325 per minute for non-peak hours and Rp406 per minute during peak hours. However, we also offer promotions that include waiver of the activation fee and monthly charges. We recognize the revenue from the service activation component of prepaid starter pack sales upon actual sale and delivery of starter packs to customers (dealers, distributors and subscribers). Sales of initial and reload vouchers are recorded as unearned revenues and recognized as revenue upon usage of available airtime or expiration of the voucher.

Airtime.    For local calls originating on the PSTN, our subscribers are charged a variable usage charge based on the location called and the time of the call. For local calls from a cellular subscriber to the PSTN, we are required to pay Telkom 50% of the prevailing tariff for local pulse per minute. For local calls from the PSTN to any of our cellular subscribers, Telkom collects the prevailing applicable local call tariff plus an airtime charge of between Rp325 and Rp406 per minute, which Telkom remits to us. We have similar arrangements if our subscribers make calls to or receive calls from subscribers of other domestic cellular networks. If our subscriber calls a subscriber of another domestic cellular network, we collect twice the applicable airtime tariff plus the prevailing tariff for local pulse per minute. We would then remit one-half of the collected airtime tariff to the domestic cellular network operator on which the call was terminated. If a call is made to our subscriber, the other domestic cellular network operator collects the applicable fees and remits the appropriate portion thereof to us. If one of our subscribers calls another one of our subscribers, we keep all charges collected, which amount equals twice the applicable airtime tariff. For domestic and international long-distance calls, we collect applicable long-distance tariffs plus the applicable airtime tariff and recognize these amounts as airtime fees. Certain international and domestic roaming charges are also collected and recognized as airtime fees. If a postpaid subscriber makes calls when outside his home area, whether domestic or abroad, then the subscriber pays a roaming charge. Our prepaid subscribers do not pay for incoming calls from any of our other subscribers and are able to roam internationally. Airtime fees also includes fees charged to other operators’ subscribers when they place calls to our subscribers. Such fees are collected by the calling party’s cellular or fixed-line network and remitted to us pursuant to interconnection agreements.

Value-added Services.    The Ministry of Communications and Information Technology does not regulate the tariffs for SMS or other value-added services. Currently, we charge standard usage fees for SMS usage at Rp300 per message for postpaid subscribers and Rp350 per message for prepaid subscribers as well as offering promotional discounts for certain SMS services. SMS operates on a “sender keep all” basis, which means that we earn revenues whenever one of our subscribers sends an SMS. However, we do not earn any revenues if a non-Indosat subscriber sends an SMS to one of our cellular subscribers. For our GPRS service, subscribers are charged Rp10 per kilobyte of data downloaded. We receive roaming settlements from foreign telecommunications operators when their subscribers roam on our network.

Recent Tariff Adjustments for Cellular Services.    Following the tariff increase for local fixed telephony termination by Telkom, we adjusted our cellular services tariff with effect from June 1, 2004 for both prepaid and postpaid cellular services. For our prepaid services, this adjustment increased the cellular services tariff for outgoing calls terminating in the local PSTN from 1.0% to 4.2%, or Rp850 per minute. For our postpaid services, this adjustment increased the cellular services tariff for outgoing calls terminating in the local PSTN from 5.5% to 6.5% and outgoing calls to other cellular operators from 3.0% to 3.7%. In addition, we reduced our tariffs for domestic long-distance services in response to corresponding Telkom reductions by up to 18.0% and 17.6% for prepaid and postpaid services, respectively.

Interconnection

We currently interconnect with the PSTN operated by Telkom at numerous locations throughout Indonesia. In order to minimize our interconnection fees, we utilize our own backbone transmission facilities whenever possible and in compliance with applicable regulations. For example, routing a long-distance call from a customer in Surabaya to a caller in Jakarta through our microwave transmission lines or satellite hook-up allows us to avoid the PSTN transmission altogether.

Activation, Billing and Collection

Potential customers can apply for our cellular services at our sales and distribution points. Our outlets and selected primary independent dealers are able to register, verify the address of potential new subscribers and then approve and activate new subscribers. The majority of our independent dealers, however, can only receive new applications for cellular services, which are then forwarded to us for processing. A potential subscriber for our postpaid service is required to provide proof that such subscriber meets our minimum credit requirements. If a potential subscriber does not meet our postpaid requirements, our sales representative recommends our prepaid services. Once approved, postpaid service SIM cards are activated within 24 hours.

We bill our postpaid subscribers on a monthly basis through our centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber’s account as airtime is used.

Our postpaid subscribers have a variety of payment options. Subscribers may pay by cash, major credit cards, direct deposit or automatic debit through banks or participating credit card companies. Subscribers may make payments in person at any outlet or by mail. Subscribers may also pay through several banks, automatic teller machines or post office branches. We do not provide payment and collection services through our network of independent dealers. Payments are due 23 days after the account statement date. Thirty days after the statement date, we remind subscribers who have not paid their balance and block their ability to make outgoing calls. For subscribers who remain unpaid 45 days after the statement date, we block the subscriber’s ability to make or receive calls. We permanently disconnect service and cancel the subscriber’s SIM card for accounts that are more than 60 days past the statement date and make 100% provisions for accounts after 90 days from the statement date.

We have taken a number of steps to prevent subscriber fraud and to minimize losses. We deliver prepaid vouchers to our independent dealers only on a cash-on-delivery basis, and we do not collect payments for our services from cellular subscribers through our independent dealers. In addition, we require, in certain instances, refundable deposits from subscribers depending on usage levels, and we review accounts of our high usage customers at regular intervals to ensure that the deposit levels continue to be adequate.

Competition

The cellular service business in Indonesia has become increasingly competitive during the past five years. Competition in the cellular communications industry is based principally on network coverage and technical quality, price, the availability of data services and special features and quality and responsiveness of customer service. Based on our estimates made using available market data, the three major providers of cellular services in Indonesia, Telkomsel (which is majority-owned by Telkom), we and Excelcomindo, provided approximately 97% of Indonesia’s cellular telecommunications services as of December 31, 2003.

In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000.1x service in the Jakarta area. Currently, Telkom offers this service throughout Java and several large cities in Sumatra. Telkom offers this service as fixed wireless service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the Ministry of Communications issued Ministerial Decree No. 35/2004 stating that the service area of the fixed wireless network shall be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless service is therefore prohibited from extending its roaming services to other area codes. In addition to TelkomFlexi, Bakrie Communications has introduced identical services in the Jakarta area and West Java.

In early 2004, PT Bimantara Citra Tbk. launched a new cellular operator named Mobile8, which uses CDMA 2000.1x and EVDO technology. Mobile8 has received a nationwide license to provide cellular telecommunications services and competes with traditional GSM operators by attracting new cellular subscribers with discounted prices as its primary advantage.

On March 9, 2005, Hutchison Telecommunications International Limited announced that one of its wholly-owned subsidiaries had entered into a conditional agreement to acquire a 60% equity interest in PT Cyber Access Communications, or Cyber Access, an affiliate of Thailand’s leading cellular operator, Telecom Orange Asia. Cyber Access, together with PT Natrindo Telepon Selular-Lippo Telecom, were awarded the first two nationwide cellular licenses and 3G spectrum allocation for combined GSM and 3G cellular networks. Incumbent telecommunications providers were barred from participating in the bidding process and, as such, we did not place a bid. However, we have received confirmation from the Government that it intends to grant us a 3G license in the future and have received an in-principle 3G license to provide services. Nevertheless, we cannot assure you that we will receive a 3G license in a timely manner or at all.

We believe that barriers to entry in the Indonesian cellular services industry are currently comparatively high due to limited availability of frequency spectrum, a capital intensive operating environment and the established market presence of the three incumbents. Nevertheless, we are anticipating increased competition within the Indonesian cellular services industry generally. In response to this, we intend to dedicate future capital expenditure to our cellular business in an effort to increase network capacity and service quality and to provide various value-added services.

Fixed Telecommunications Services

Through our “001” and “008” international long-distance services, we currently handle substantially all of the traditional IDD business in Indonesia. However, the duopoly regime in the IDD business ended on January 1, 2004, the effective date of Telkom’s license to operate IDD services. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry”. In addition, we launched our fixed wireless services in 2004 to complement our cellular services. Using CDMA 2001.1x technology, our fixed wireless services offer customers requiring limited mobility a cost-effective alternative to our cellular services. For the year ended December 31, 2004, fixed telecommunications services contributed Rp1,554.9 billion, or 14.7%, of our operating revenues.

Services

International Long-Distance Services.    We provide a variety of international voice telecommunications services and both international switched and non-switched telecommunications services. Switched services require interconnection with either the PSTN or another mobile cellular operator’s facilities; non-switched services can be completed through our transmission facilities without the need for interconnection.

Any “001” or “008” call dialed in Indonesia is routed through one of our six international gateways. From these gateways, international long-distance services are transferred via satellite or submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications operators. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international long-distance calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular networks, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements.

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the year ended December 31,
	2002		2003		2004
	minutes	% change	minutes	% change	minutes	% change
	(in thousands, except percentages and ratios)
Incoming paid minutes	429,356	17.4%	622,381	45.0%	670,818	7.8%
Outgoing paid minutes	289,323	(8.5)%	233,166	(19.4)%	188,710	(19.1)%
Incoming and outgoing paid minutes	718,679	5.4%	855,547	19.1%	859,528	0.5%
Ratio of incoming to outgoing traffic	1.48	—	2.67	—	3.55	—

The table above illustrates two significant trends in international outgoing and incoming calls. During 2003 and 2004, our international outgoing calls measured by paid minutes decreased by 19.4% and 19.1%, respectively, compared to the previous year, while our international incoming calls measured by paid minutes increased by 45.0% and 7.8%, respectively, over the same periods. Combined outgoing and incoming calls, also measured by paid minutes, increased 19.1% and 0.5% during 2003 and 2004, respectively, although such increases were moderate in 2004. Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long-distance services. The cost structure for providers of VoIP services is lower than for traditional fixed-line operators and, as such, VoIP services are customarily offered at significant cost savings compared to traditional international long-distance services. We believe that increased competition from VoIP operators, some of which are unlicensed, contributed to declining IDD call volume in past periods and will continue to do so in the future as more VoIP operators enter the market and as VoIP call quality improves. In addition, we experienced increased competition from Telkom in late 2004 as it began offering long-distance services.

In addition to these IDD and value-added services, we commenced limited international VoIP services in 2002, under the brand name “Global Save.” Fixed-line and cellular subscribers from major cities in Indonesia and our cellular subscribers are able to access our VoIP service for international long-distance calls by dialing separate access codes.

Fixed Wireless Services.    On May 29, 2004, we launched our fixed wireless service, named “StarOne,” in Surabaya and the surrounding area in Eastern Java. StarOne uses CDMA 2000.1x technology with limited mobility within one area code or city code. Our StarOne subscribers have access to basic voice services and SMS. We offer subscribers prepaid and postpaid payment options with several top-up voucher options. We have extended this service to the greater Jakarta area, Malang and Pasuruan in eastern Java and Bogor in western Java. As of December 31, 2004, StarOne had 52,752 subscribers, consisting of 11,898 postpaid subscribers and 40,854 prepaid subscribers. For the year ended December 31, 2004, total revenues from fixed wireless services totaled Rp11.4 billion. In 2004, we spent approximately Rp352.2 billion of capital expenditures to develop approximately 500,000 lines of capacity and related CDMA 2000.1x infrastructure. We plan to expand StarOne’s services to other cities, either through increased capital expenditures, reallocation of our existing planned expenditures, revenue-sharing schemes or a combination of the foregoing.

Customers and Marketing

In 2004, our top 500 customers in the greater Jakarta area accounted for approximately 17.9% of outgoing IDD calls by revenues billed. During such period, approximately 58.0% of our outgoing call minutes originated in the greater Jakarta area, followed by Surabaya in East Java with 5.4%, Batam (near Singapore) with 2.9% and Denpasar in Bali with 4.0%. No single customer accounts for more than 1% of our revenues from IDD services.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

We have undertaken a variety of marketing initiatives to improve our service to fixed telecommunications customers. Our marketing strategy focuses on: (i) protecting and increasing penetration in existing markets; (ii) creating new markets; (iii) adding value and improving customer relations in each of our markets; and (iv) new product development. We have traditionally maintained an aggressive nationwide advertising campaign, using television, newspapers, magazines, websites and radio to promote our general corporate image and to increase brand awareness among business and retail customers. We also have established regional sales offices in many locations throughout Indonesia, including Bali, Surabaya, Bandung, Semarang, Balikpapan, Ujung Pandang, Padang, Bandar Lampung, Pekanbaru and Palembang.

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

In addition to implementing our integrated “Galeri Indosat” walk-in centers, we have introduced new services such as fixed wireless access service, StarOne, and IDD flat-rate international long-distance services under “016” and have updated our technology to provide comprehensive and integrated telecommunications solutions, such as data and voice communication technology and network services. Our sales team also conducts service quality monitoring to further our customer retention efforts.

Tariff Structure and Fixed Telecommunications Services Operating Revenues

Rates.    The Government has introduced new policies impacting the provision of basic switched international telephone services, including fixed telecommunications services. Each operator now has the ability to establish its retail tariff based on its cost structure. Although the formula for determining the cost structure has been set by the Government, we expect it to be released in late 2005. Our international long-distance tariffs have not changed, and we intend to continue applying international long-distance tariffs based on the previous regulations which base tariffs on six zones for call destinations.

The amounts payable to us by foreign telecommunications operators for incoming telephone calls have historically been determined by accounting rates negotiated between us and such international carriers, subject to certain guidelines from the Ministry of Communications and Information Technology. During 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed asymmetric rates for incoming and outgoing calls. Under the accounting rate system, which we still apply for certain foreign telecommunications operators (typically those in less-developed countries), the same rate per minute is payable for incoming and outgoing calls.

In setting our tariff structure, the Ministry of Communications and Information Technology considers: (i) our financial and operating objectives; (ii) our negotiated accounting rates with foreign telecommunications operators; and (iii) external Governmental policies, such as its policy to expand the regional economy.

VoIP service providers may determine their own collection charges, and each service provider must negotiate with the applicable network provider for interconnection charges. However, the interconnection charge calculation must be based on the regulation, and settlement shall be effected by the Telecommunications Traffic Clearing System, which has not yet begun operation. Consequently, we have entered into an agreement with Telkom as our network provider for VoIP interconnection.

We receive fixed telecommunications services operating revenues from domestic operators, with the largest portion from Telkom, and foreign telecommunications operators. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. For 2004, approximately 42.6% of fixed telecommunications services operating revenues was derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, approximately 9.2% of such revenue was derived from amounts paid or payable by cellular operators and approximately 41.2% of such revenue was derived from net settlements with foreign telecommunications operators in respect of incoming and outgoing calls. The remaining 7.0% of fixed telecommunications services operating revenues was derived from direct billing for specific services, such as calling card and fixed-line subscribers. The corresponding figures for 2003 were approximately 55.2%, 13.5%, 30.8% and 0.5%, respectively.

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. As of December 31, 2004, we maintained operating arrangements, governing the accounting rates between the parties, with more than 71 foreign telecommunications operators to serve incoming and outgoing calls to and from approximately 262 countries. The agreements set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad.

The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the rates negotiated with each foreign telecommunications operator, we make payments to the carrier for outgoing traffic billed in Indonesia, and we receive payments from such carrier for inbound traffic billed outside Indonesia. Settlements among carriers are normally made quarterly on a net basis. Our largest correspondent carriers are those located in Singapore, the United States, Japan and Hong Kong.

Interconnection with Domestic Networks.    Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services must terminate on one of the domestic fixed or cellular networks. The Government has set an interconnection tariff for international long-distance services which traverse the domestic fixed-line and fixed wireless networks. We have separate interconnection agreements with those operators that interconnect directly with our international gateways.

The tariff on interconnection rates as regulated by the Ministry of Communications and Information Technology for international long-distance services which traverse Telkom’s network is: (i) an access charge of Rp850 per successful incoming and outgoing call; and (ii) a usage charge of Rp550 per paid minute of successful incoming and outgoing call. The interconnection tariffs with cellular or fixed wireless providers within Indonesia is based on mutual agreement between us and the third-party provider.

Universal Service Obligations.    In March 2004, the Government announced a change in USO tariffs from Rp750 for each successful international outgoing or incoming call to 0.75% of gross revenues, less interconnection expenses and bad debts. Since such announcement, the Government has continued to draft the details of regulations for further implementation of USO tariffs. Due to uncertainties regarding the appropriate payee within the Government for such USO payments, we have reserved funds to pay such amounts, but no payments have been made.

Customer Billing

With respect to international long-distance services which are initiated on the domestic networks, Telkom and the relevant domestic operators maintain control over the billing and collection process, retaining the appropriate interconnection charges owed to them from the amounts collected and remitting the balance in Indonesian rupiah to us (without interest) within not less than 25 days of collection from the customer in Indonesia. The collection cycle for most of the domestic operators is approximately 15 days. We are responsible for generating and delivering the billing information to the domestic operators. This information is generally delivered within one day of the end of the prior 30-day period and billed by the domestic operators approximately five days after receipt from us, resulting in a collection cycle of approximately 55 to 85 days. For purposes of financial reporting, we recognize revenues on a monthly basis based upon our own traffic records. We have similar arrangements with the other domestic cellular network operators.

With respect to incoming calls terminating on the domestic networks, we remit the appropriate interconnection charge to the relevant operator, generally within 15 days of the end of the quarter in which payment was received from the foreign telecommunications operator. The settlements from foreign telecommunications operators are generally paid in U.S. dollars, which are deposited in Indonesia, and amounts representing interconnection payments payable by us to the domestic network operators are remitted in Indonesian rupiah.

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. On January 1, 2004, the operational license granted by the Ministry of Communications and Information Technology to Telkom to provide IDD services became effective. Such license includes the right to use the IDD access code “007” to enter the international long-distance market.

Indonesian regulations require equal access to all domestic telecommunications facilities for all operators. Accordingly, we have equal access to Telkom’s domestic facilities. Current regulations assure equal access for IDD customers to all competitors on a per-call selection by means of dedicated access codes. The presence of Telkom’s “007” IDD access code will increase competition in our IDD business.

Starting from 2001, the traditional IDD market became more competitive, with VoIP technology and new entrants entering the market for both incoming and outgoing IDD traffic. We entered the VoIP market in the latter part of 2002. Our VoIP business increased significantly in 2003, during which we recorded 10.4 million minutes of VoIP, due to the acquisition of the “Yelo” brand from our legacy subsidiary, Satelindo, the addition of several new value-added services through “Globalsave” and the introduction of VoIP access code “016” by our legacy subsidiary, IM3.

We also face competition from other fixed wireless service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000.1x service in the Jakarta area. Currently, Telkom offers this service throughout Java and several large cities in Sumatra. In addition to TelkomFlexi, Bakrie Communications has introduced fixed wireless services in the Jakarta area and West Java.

MIDI Services

Recognizing the significant growth potential of data and other network services—including Internet-based services—and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. In 2004, MIDI services contributed Rp1,483.9 billion, or 14.1%, of our total consolidated operating revenues.

Services

World Link, Direct Link and Digital Data Network.    World Link is an international leased line service, which provides high-speed, high-quality digital data circuits on a point-to-point basis, and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45Mbps and 155Mbps for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. VSAT connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. For the domestic market, we offer digital data network services through Lintasarta for corporate customers. In total, World Link, Direct Link and digital data network contributed Rp428.3 billion, or 28.9%, of our consolidated MIDI services operating revenues in 2004.

IPVPN.    We provide IPVPN services which provide customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications.

Frame Relay.    We provide both international and domestic frame relay services, a high-speed leased packet technology, primarily through Indosat and Lintasarta, providing customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. Framed messages enable data transmissions to travel at high speed from a simple single connection to reach multiple domestic or international destinations. Frame relay services can be tailored to the requirements of individual sites in order to meet user demand for a dedicated line by terrestrial or satellite services (VSAT frame relay). As of December 31, 2004, Lintasarta’s domestic frame relay services were available in 44 major cities in Indonesia and Indosat’s international frame relay services were available in over 220 countries worldwide in cooperation with Equant. We recorded revenues of Rp435.9 billion from this service in 2004, or 29.4% of our MIDI services operating revenues in 2004.

Satellite Services.    We lease transponder capacity on our Palapa-C2 satellite, which is in orbit over the Asia-Pacific region, to broadcasters and telecommunications operators. Indonesia has a large television market in which a number of privately-owned domestic broadcasters and international programmers compete with the state-owned broadcaster. Many of these domestic and international broadcasters lease capacity on our satellite. We have entered into lease arrangements governing transponders on the Palapa C-2 satellite that vary in duration but generally terminate within two to five years of the effective date of the lease. The transponder leases may be terminated for breach of the lease agreement and, in addition, most of the leases provide that the lessee may terminate the lease with notice (generally six to 12 months) subject to the lessee paying a termination fee equal to a percentage of the lease payments that would have been due had the lease not been terminated.

We also provide a variety of other supplementary services, including occasional use for TV services, telecast services, telemetry, tracking & control services, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services (our digital “Bouquet” and “PalapaNet” services). Pressure on pricing is expected to ease as a consequence of improved demand. In 2004, satellite services contributed approximately Rp152.9 billion, or 10.3%, towards our MIDI services operating revenues.

Internet Services.    We provide Internet services together with IMM and Lintasarta. As of December 31, 2004, we had 24 Internet service providers that contributed revenues of Rp289.1 billion in 2004. IMM provides dedicated and dial-up services, and as of December 31, 2004, it had an Internet subscriber base of approximately 32,000 subscribers, which we estimate represents more than 14.0% and 27.0% of the Indonesian Internet dial-up and dedicated markets, respectively. In anticipation of increased competition in Internet businesses, IMM has developed a strategy to expand its business through developing an Internet protocol backbone through potential growth areas, deploying public hotspot services, establishing customer care centers, developing its network through joint investment schemes and improving its business processes. Lintasarta offers its subscribers “IdOLA” for individual use and “LintasartaNet” for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. For the year ended December 31, 2004, we derived Rp289.1 billion, or 19.5%, of our MIDI services operating revenues, from Internet services.

VSAT Net/IP and VSAT Link.    Lintasarta’s VSAT Net/IP and VSAT Link services are satellite-based data networking systems. VSAT Net/IP connects and controls data traffic among remote locations, allowing for quick development of data for network customers with low-to-medium traffic in such sectors as financial services, transportation, trading and distribution. VSAT Link provides point-to-point digital transmission for remote locations by businesses with medium-to-heavy traffic such as manufacturing, mining and financial services industries.

Customers and Marketing

Our marketing activities for MIDI services include group presentations, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. Each business unit seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings with customers. Lintasarta focuses on expanding its market share in industry segments outside its core competencies in banking and finance, in light of the anticipated consolidation and restructuring of those industries in Indonesia. In addition, Lintasarta has increasingly focused its sales and marketing efforts on small- to medium-size enterprises, or SMEs, by repackaging its products and services for their specialized needs. Lintasarta is expanding the existing geographic coverage of its products and services to address the increasing demand for telecommunications infrastructure in outlying regions as a result of Indonesian political developments, including increased regional autonomy.

We support our subscribers through local area staff, 24-hour help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its frame relay, digital data network and VSAT services. In January 2002, we obtained ISO 9001 certification for our frame relay, digital data network and VSAT services, evidencing our commitment to customer satisfaction and continual service quality improvement.

Tariff Structure and MIDI Services Revenues

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

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand of services in the areas covered by the Palapa-C2 satellite. Our offshore leases average US$1.5 million per annum for a full transponder. Certain offshore leases are also subject to annual escalation factors that range from 2.5% to 10.0%. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely-used currencies. The Ministry of Communications and Information Technology regulates the fees that can be charged in connection with leasing space on satellite transponders to domestic customers. Pursuant to MTPT Decree No. 25/1996, the maximum annual lease rates for C-band transponders are set at US$1.7 million; for occasional use, the fees are between US$8 to US$19 per minute, depending on the time of use.

Competition

Data communications service providers in Indonesia compete principally on the basis of price, range of services provided and customer service quality. During the last three years, competition among data communications service providers has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. We expect competition to continue to intensify. We believe that our major competitors are Primacom and Citra Sari Makmur with respect to our VSAT services, and Citra Sari Makmur and Telkom, Excelcomindo and Indonesia Comnet Plus (Icon+) with respect to our leased line services.

With respect to Internet-related value-added services, we face significant and increasing competition from Telkom and other ISPs as a result of the increased issuance of licenses by the Ministry of Communications and Information Technology, and formerly by the Ministry of Communications. ISPs in Indonesia compete on the basis of network quality, price and network coverage.

Companies in the satellite business compete primarily on coverage power, product offerings and cost. Generally, the cost of service depends upon the combination of power and coverage. In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Our satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. We face competition from foreign and domestic service providers in each of these areas. In leasing our transponders on the Palapa-C2 satellite, we compete most closely in Indonesia with PT Pasifik Satelit Nusantara, or Pasifik Satelit Nusantara, and Telkom. Pasifik Satelit Nusantara also owns transponders on the Mabuhay Philippines Satellite, which is used primarily for television broadcast services. Telkom currently operates its own satellites (Telkom and Palapa B4) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite uplinking and downlinking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-1, AsiaSat-2, AsiaSat-4, AsiaSat-35, Apstar-1, Apstar-2R, ThaiCom 3, PanAmSat-4 and PanAmSat-7. APT Satellite, which operates the Apstar satellites, and Shin Satellite PCL, which operates the ThaiCom satellites, also competes directly with us in the Asian regional market.

Other Services

We also provide international telex and telegram services, global mobile services using the Inmarsat Mini M system, sales of software and hardware and other educational services. In 2004, we recorded revenues of Rp59.4 billion from these services.

Facilities and Infrastructure

The discussion below relates to our IDD network, cellular network and other communications facilities and infrastructure, including that of our significant operating subsidiaries.

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

Our cellular network currently operates using 10 megahertz of radio frequency bandwidth in the GSM 900 spectrum and 20 megahertz of frequency bandwidth in the GSM 1800 spectrum. The following table sets forth selected information regarding our cellular network as of the dates indicated:

	As of December 31,
	2002	2003	2004
Base stations	2,736	3,077	4,026
Base station controllers	146	141	156
Mobile switching centers	25	29	36

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

We have built an extensive microwave transmission network throughout the greater Jakarta region, which connects to Cirebon (West Java), Semarang and Yogyakarta (Central Java) and Surabaya (East Java). Long-distance calls either originating from, or terminating within, our cellular network are routed primarily through our microwave transmission lines, lines leased from Telkom and the Palapa-C2 satellite. We also use a fiber optic distribution network for interconnection with Telkom.

Fixed Telecommunications Network

We provide fixed telecommunications services and have built a fixed telecommunications network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission.

International Gateways.    For our international long-distance business, we operate through six gateways at Jakarta, Surabaya, Medan and Batam, which provide all of the connections for our services to our international long-distance network. The gateway-switching equipment was purchased from Lucent Technologies, Inc. and Siemens.

As of December 31, 2004, we had available bandwidth capacity of 827,522 Mbps for voice and 768,772 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80% of capacity to allow for increased usage during peak hours.

Each gateway is linked to the other gateways, which permits multiple routing options for each call and provides the system with backup capability in case of equipment failure or overcrowding at any gateway. We have placed interconnection equipment at the facilities of Telkom and certain of the cellular operators to connect our international long-distance network to the domestic telecommunications network.

Transmission of voice and data between gateways occurs across either satellite circuits or submarine cables. Satellite circuits are unaffected by distance and offer broadcast services making them flexible with regard to call destinations. Submarine cables, especially fiber optic digital cables, can offer less expensive high-quality services. However, cable costs increase with distance, and destinations are fixed. Satellite circuits can be degraded by atmospheric conditions, while submarine cables can suffer damage from human or natural causes. In general, we use submarine cables with cable-to-cable backup for medium-distance links in Asia and satellite links backup for longer-distance transmission. We use microwave and fiber optic links for connections between gateways and earth stations, as well as for the Batam gateway, which has microwave links to Singapore and Johor, Malaysia. It is our policy to maintain 100% redundancy for all of our international long-distance links (which may require routing through a third country) in an effort to provide high-quality services to our customers.

Submarine Cables.    We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage, age and allocated capacity of our cable network, as of December 31, 2004:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN	Australia, Singapore, Japan, Malaysia, Brunei, Thailand, the Philippines, Hong Kong, Taiwan, South Korea	593.15
APCN-2	China, Japan, Malaysia, the Philippines, Singapore, South Korea, Taiwan	288.00
SEA-ME-WE 3	Australia, Singapore, Brunei, Thailand, Malaysia, India, Sri Lanka, Egypt, Pakistan, Kuwait, Saudi Arabia, Oman, Austria, Turkey, France, the United Kingdom, Germany, Italy, The Netherlands, Switzerland, Norway, Greece, Spain, the United Arab Emirates, Belgium, Taiwan, the Philippines, Hong Kong, Macao, Japan, South Korea, China	447.00
SEA-ME-WE 2	Singapore, Sri Lanka, India, Djibouti, Saudi Arabia, Egypt, Turkey, Austria, France, the United Kingdom, Germany, Italy, The Netherlands, Switzerland	165.14
TPC-5	Japan, the United States	118.00
APCN and JS	Australia, Hong Kong, Japan, Malaysia, the Philippines, Taiwan, Singapore, South Korea, Thailand, the United States	81.92
SEA-ME-WE 3	Singapore, Malaysia, Japan, Australia, Hong Kong, Thailand, Germany, The Netherlands, France, Saudi Arabia	21.95
JS and SEA-ME-WE 3	Malaysia, Japan, Italy	8.00
JS and SEA-ME-WE 2	France, Germany, Taiwan	4.48

Total		1,727.64

To support the operations of our gateway in Surabaya, we have operated a submarine fiber optic cable linking Jakarta and Surabaya since January 1997. This link enhances network reliability and improves the quality of our services in the Surabaya region.

Microwave Circuits.    We operate a microwave transmission system between our Batam gateway and Singapore and Johor, Malaysia. This system has a combined capacity of 347 Mbps and 2 Mbps for voice and data, respectively, and serves as a relay station to route traffic through areas without fiber cable connections.

Satellite Circuits.    As of December 31, 2004, our available satellite bandwidth was 33.7 Mbps for voice and 1.6 Mbps for data circuits through earth stations at our Jakarta, Medan and Surabaya gateways. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from our Palapa C-2 satellite. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

Other Communication Facilities

Our Palapa-C2 communications satellite and our fiber optic links to major commercial centers in the Jakarta area are used in the provision of our MIDI services.

Palapa-C2 Communications Satellite.    Communications satellites are of varying use depending on such features as their footprint, or coverage areas; transponder power (typically stated in dBW); and transponder bandwidth. Transponder bandwidth, expressed in terms of megahertz, varies between C-band and Ku-band transponders. C-band is used worldwide as a standard for satellite communications to transmit signals with minimum atmospheric interference. They can provide very broad coverage over most of the Asian continent, making them very popular for applications such as television broadcasting. Ku-band transponders operate at a frequency of approximately 11-14 gigahertz. While Ku-band frequencies are more prone to moisture and rain interference than C-band frequencies, they are more suitable for small antenna applications. Ku-band is generally used for the same purposes as C-band, as well as for satellite news-gathering (truck-mounted antennas) and some VSAT applications. Ku-band is especially prevalent in areas with dense ground-based microwave systems. To compensate for loss of signal strength caused by water and rain interference, Ku-band transmitters are generally higher-power than C-band transmitters and the footprints are smaller.

The Palapa-C2 satellite has six 36-megahertz extended C-band transponders owned by Pasifik Satelit Nusantara, and twenty-four 36-megahertz Standard C-band transponders and four 72-megahertz Ku-band transponders owned by us. The maximum power on each of the C-band and Ku-band transponders is 40 and 51 dBW, respectively. The C-band and Ku-band have overlapping coverage areas.

The Palapa-C2 satellite provides C-band coverage to substantially all of Asia with a footprint stretching from Central Asia to Japan and southern China to New Zealand, including parts of Australia. Its dBW levels range from a beam edge of 32 dBW to a beam center of 40 dBW. With this power, the Palapa-C2 satellite has the capability to provide uplink and downlink services from any location within the satellite footprint. The four Ku-band transponders provide coverage over eastern China and Japan, as well as southern China to all of western Indonesia, with peak transponder power of 51 dBW.

Satellites of the same class as the Palapa-C2 satellite have an average life of 14 years. We expect the Palapa-C2 satellite to remain operational until January 2011. The satellite’s manufacturer has provided a warranty covering the satellite’s electrical components through June 2008. In addition, we carry satellite insurance. However, because the Palapa-C2 satellite has been identified as being prone to SCP failure, our satellite insurance does not cover satellite malfunction caused by such failure.

Fiber Optic Links.    As of December 31, 2004, we had fiber optic links to 32 major commercial buildings in the Jakarta area. These links are primarily used to deliver Internet and other MIDI services to corporate customers.

Subsidiaries and Associated Companies

We have ownership interests totaling 69.5% of our major subsidiary, Lintasarta. For the year ended December 31, 2004, Lintasarta recorded revenues of Rp659.8 billion and net income of Rp75.4 billion. A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2004, is contained in Note 9 to our consolidated financial statements included elsewhere in this annual report.

On January 20, 2004, we sold our 30.5% ownership interest in MGTI, a joint-venture company established to participate in a KSO project with Telkom in the Central Java region.

On January 7, 2005, we sold our 96.9% ownership interest in Sisindosat, to PT Aneka Spring Telekomindo, or Astel, for Rp40.0 billion. Sisindosat is engaged in providing information technology and computer services and acts as a sales agent for computer software and hardware products. Pursuant to the agreement governing the sale, we paid Rp2.1 billion to Astel on January 14, 2005 in connection with termination expenses for Sisindosat employees who elected the termination option provided according to the terms of the sale. For the year ended December 31, 2004, Sisindosat reported revenues of Rp189.8 billion and a net loss of Rp0.2 billion.

Employees

As of December 31, 2004, on a consolidated basis, we employed approximately 7,820 employees, 4,958 of whom were permanent employees and 2,862 of whom were non-permanent employees. As of December 31, 2004, excluding such seconded employees, our subsidiaries employed approximately 799 permanent employees. As of December 31, 2004, Indosat’s permanent employees included 669 managerial-level employees (employees with the rank of manager or higher) and 3,490 non-managerial employees, compared to 661 managerial and 3,463 non-managerial employees, respectively, as of December 31, 2003, and 218 managerial and 2,155 non-managerial employees, respectively, as of December 31, 2002. Following our merger with Satelindo, IM3 and Bimagraha, most employees from such entities were transferred to us. Our turnover rate for employees during 2004 was less than 1.79% per annum. As a result, as of December 31, 2004, our employees had worked for us for an average of 9.8 years.

We provide numerous benefits to our employees, including a pension plan, medical benefits, income tax allowances and access to a cooperative established by the employees. While there are no restrictions on hiring, like all Indonesian companies, we are required to obtain the Central Labour Dispute Settlement Committee’s approval to terminate 10 or more employees during any one-month period.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat, or SPI. On September 27, 2004, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and heath, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2004, we insured 3,201 permanent employees through a fully funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10% to 20% of their base salaries, and we do not contribute to the plan. Plan administration and management is coordinated by seven financial institutions. Under Indonesian GAAP and U.S. GAAP, our pension liabilities are deemed to be fully funded.

Our employees have also established a cooperative, Koperasi Pegawai Indosat, or Kopindosat. Kopindosat provides various benefits, such as housing, transportation and consumer loans, principally to our employees, and car, house and equipment rental, principally to us. The management of Kopindosat is elected by our employees every three years at an annual members’ meeting. Kopindosat and certain of its subsidiaries are under the supervision of our management. Kopindosat has a minority stake in some of our affiliates. We have also temporarily seconded several of our employees to support Kopindosat and its subsidiaries in conducting their business, as well as to provide job training for its employees.

Insurance

We carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance, as of December 31, 2004. During 2004, we did not have any insurance against consequential loss of the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 satellite on terms and conditions in line with industry practice. The amount insured under the policy equals US$50.0 million, and coverage under the policy extends through January 31, 2006. Because the Palapa-C2 satellite is of a class of satellite which has been identified as prone to SCP failure, our satellite insurance does not cover satellite malfunction caused by failures of this kind.

Intellectual Property

We have registered trademarks and copyrights for our corporate name, logo and certain services with the Ministry of Law and Human Rights of Indonesia (formerly the Ministry of Justice and Human Rights of Indonesia). We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

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

Principal Indebtedness

As of December 31, 2004, we had long-term indebtedness totaling Rp1,988.8 billion and bonds payable totaling Rp7,573.5 billion (excluding unamortized issuance cost). The following discussion describes our primary long-term indebtedness and bonds payable, and the following table sets forth our existing indebtedness as of December 31, 2004:

As of December 31, 2004(1)
First Indosat Bonds:
Amount outstanding	Series A bonds: Rp827.2 billion
Series B bonds: Rp172.8 billion
Interest rate	Series A bonds: 18.5% per annum(2)
Series B bonds: fixed and floating(2)(3)
Repayment/Maturity	Series A and Series B bonds: April 2006

Second Indosat Bonds:
Amount outstanding	Series A bonds: Rp775.0 billion
Series B bonds: Rp200.0 billion
Series C bonds: Rp100.0 billion
Interest rate	Series A bonds: 15.75% per annum(4)
Series B bonds: 16.0% per annum(4)
Series C: fixed and floating(4)(5)
Repayment/Maturity	Series A and Series C bonds: November 2007
Series B bonds: November 2032(6)

Third Indosat Bonds:
Amount outstanding	Series A bonds: Rp1,860.0 billion
Series B bonds: Rp640.0 billion
Interest rate	Series A bonds: 12.50% per annum
Series B bonds: 12.875% per annum
Repayment/Maturity	Series A bonds: October 2008
Series B bonds: October 2010

Guaranteed Notes due 2010:
Amount outstanding	US$300.0 million
Interest rate	7.75% per annum
Repayment/Maturity	November 2010

Indosat Syari’ah Bonds:
Amount outstanding	Rp175.0 billion
Interest rate	Revenue sharing mechanism(7)
Repayment/Maturity	November 2007

Syndicated Loan Facility:(8)
Amount outstanding	Tranche B: Rp177.8 billion Tranche C: Rp1,665.0 billion
Interest rate	Reference Rate plus Margin Rate(9)
Repayment/Maturity

Tranche B:  Semi-annual installments of Rp22.22 billion between December 2004 and December 2008

Tranche C:  Semi-annual installments of Rp135.0 billion between December 2004 and June 2006; Rp180.0 billion in December 2006 and Rp270.0 billion between June 2007 and December 2008

(1)	On June 21, 2005, we issued our Fourth Indosat Bonds and Syari’ah Ijarah Bonds. The Fourth Indosat Bonds, which have a total face value of Rp815.0 billion, bear a fixed interest rate at 12.0% per annum. The Syari’ah Ijarah Bonds have a total face value of Rp285.0 billion and mature in June 2011. See “—Fourth Indosat Bonds” and “—Syari’ah Ijarah Bonds” below. On June 22, 2005, our finance subsidiary, Indosat International Finance Company B.V., issued the Guaranteed Notes due 2012, which have a total face value of US$250.0 million and mature on June 22, 2012. See “—Guaranteed Notes due 2012” below.
(2)	The interest rate for the interest payment due on November 6, 2003 was changed, on a one-time basis, for the Series A bonds from 18.5% per annum to 19.5% per annum and for the Series B bonds from 16.0% per annum to 17.0% per annum.
(3)	The Series B bonds bore interest at the fixed rate of 18.5% until April 2002 and thereafter bear interest at a floating rate based on the average of three-month time deposits for PT Bank Mandiri Tbk, or Bank Mandiri, Bank Central Asia, PT Bank Negara Indonesia Tbk, or Bank Negara Indonesia and PT Bank Danamon Indonesia Tbk, or Bank Danamon plus 2.25% per annum, with a ceiling of 21.0% per annum and a floor of 16.0% per annum.
(4)	The interest rate for the interest payment due on November 6, 2003 was changed, on a one-time basis, as follows: (i) for the Series A bonds from 15.75% per annum to 16.75% per annum; (ii) for the Series B bonds from 16.0% per annum to 17.0% per annum; and (iii) for the Series C bonds from 15.625% per annum to 16.625% per annum.
(5)	The Series C bonds bore interest at the fixed rate of 15.625% per annum until February 2004; thereafter, such bonds bear interest at a floating rate based on the three-month rate for certificates of Bank Indonesia plus 1.625% per annum, with a ceiling of 18.5% per annum and a floor of 15.0% per annum.
(6)	The Series B bonds may be redeemed prior to maturity by us at 101% of the face amount thereof on the 5th, 10th, 15th, 20th and 25th anniversary of issuance, or put to us at the option of the bondholders at 100% of the face amount thereof at any time if the rating of such bonds falls to “AA-” or lower, or on the 15th, 20th and 25th anniversary of issuance.
(7)	The revenue-sharing mechanism is calculated by adding the following percentages of satellite and IMM’s Internet revenues for the periods indicated: 6.91% and 10.75% in 2003; 9.34% and 9.02% in 2004; 9.34% and 7.69% in 2005; 9.34% and 6.56% in 2006; and 9.34% and 5.5% in 2007, in each case respectively. The profit-sharing payment was changed on November 5, 2003 on a one-time basis from 16.32% to 17.32%.
(8)	On March 31, 2005, we amended this syndicated loan facility and agreed to partially prepay the syndicated loan facility in the amount of Rp592.8 billion, and the creditors agreed to release the fiduciary security in its entirety, extend the maturity date and change the interest rate in connection with the facility. We made such prepayment on March 31, 2005 and have obtained confirmation from the creditors that the fiduciary security has been released. As of March 31, 2005, the total outstanding amount of this facility totaled Rp1,250.0 billion.
(9)	“Reference Rate” refers to the three-month deposit interest rate for Bank Mandiri, Bank Central Asia and Bank Negara Indonesia for Tranches B and C. “Margin Rate” refers to the additional interest rate applied.

First Indosat Bonds

On April 12, 2001, we issued our First Indosat Bonds with fixed and floating rates (the “First Indosat Bonds”) in two series, Series A and Series B, with Bank Rakyat Indonesia acting as trustee. The First Indosat Bonds were issued at a total face value of Rp1,000 billion and will mature on April 12, 2006.

The Series A bonds, which have a total face value of Rp827.2 billion, bear a fixed interest rate of 18.5% per annum. The Series B bonds, which have a total face value of Rp172.8 billion, bore a fixed interest rate of 18.5% per annum for the first year, and thereafter, bear a floating rate of interest calculated by the average for five working days of the three-month Indonesian rupiah time deposit interest rate at Bank Mandiri, Bank Central Asia, Bank Negara Indonesia and Bank Danamon, plus 2.25% per annum. The floating interest rate is subject to a maximum rate of 21% per annum and a minimum rate of 16% per annum. Interest payments are made on a quarterly basis.

The First Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. We agreed to certain covenants in connection with the issuance of the First Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•	a ratio of total debt plus procurement payables to EBITDA less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each quarterly consolidated financial report, for the years ended December 31, 2004 and 2005 of at least 2.5 to 1.

For the purpose of the First Indosat Bonds, Second Indosat Bonds, Indosat Syari’ah Bonds and Third Indosat Bonds, EBITDA is defined as net income plus interest expense, tax expense, depreciation and amortization expense.

Second Indosat Bonds

On November 6, 2002, we issued our Second Indosat Bonds with fixed and floating rates (the “Second Indosat Bonds”), with Bank Rakyat Indonesia acting as trustee. The Second Indosat Bonds have a total face value of Rp1,075.0 billion. The bonds consist of three series:

•	The Series A bonds, with an original face value of Rp775 billion, bear interest at a fixed rate of 15.75% per annum beginning February 6, 2003. The Series A bonds mature on November 6, 2007.

•	The Series B bonds, with an original face value of Rp200 billion, bear interest at a fixed rate of 16% per annum for 30 years beginning February 6, 2003. We have a right to redeem the Series B bonds, in whole but not in part, at each of the 5th, 10th, 15th, 20th and 25th anniversaries of the issuance of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds have a put right that allows such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds is reduced to “idAA-” or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the issuance of the Series B bonds. The Series B bonds mature on November 6, 2032.

•	The Series C bonds, with an original face value of Rp100 billion, bore interest at a fixed rate at 15.625% per annum for the first year starting February 6, 2003 and bear a floating interest rate for the succeeding years until November 6, 2007. The floating interest rate is determined using the last interest rate for three-month certificate deposits at Bank Indonesia, plus 1.625% per annum. The floating interest rate is subject to a maximum rate of 18.5% per annum and a minimum rate of 15% per annum. The Series C bonds mature on November 6, 2007.

Interest on the Second Indosat Bonds is paid on a quarterly basis as follows:

Series A and C:	February 6, 2003—November 6, 2007

Series B:	February 6, 2003—November 6, 2032

The Second Indosat Bonds are not secured by any specific assets or guaranteed by other parties. We agreed to certain covenants in connection with the issuance of the Second Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•	a ratio of total debt plus procurement payables to EBITDA less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each quarterly consolidated financial report for the years ended December 31, 2004 through 2006 of 2.5 to 1 and for the year ended December 31, 2007 of at least 3.0 to 1.

Third Indosat Bonds

On October 22, 2003, we issued our Third Indosat Bonds with fixed rate (the “Third Indosat Bonds”) in two series. The Third Indosat Bonds have a total face value of Rp2,500.0 billion. Series A will mature in October 2008 and Series B will mature in October 2010.

The Series A bonds, which have a total face value of Rp1,860.0 billion, bear a fixed interest rate at 12.50% per annum. The Series B bonds, which have a total face value of Rp640.0 billion, bear a fixed interest rate at 12.875% per annum. Interest payments on the Third Indosat Bonds are payable on a quarterly basis.

The Third Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. The proceeds of the Third Indosat Bonds were used to repay certain indebtedness of our legacy subsidiary, Satelindo. We agreed to certain negative covenants in connection with the issuance of the Third Indosat Bonds, including but not limited to agreements to maintain:

•	equity capital of at least Rp5,000 billion;

•	a ratio of total debt plus procurement payables to EBITDA less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense as reported in each quarterly consolidated financial report for the years ended December 31, 2004 through 2006 of at least 2.5 to 1 and for the years ended December 31, 2007 through 2010 of at least 3 to 1.

Fourth Indosat Bonds

On June 21, 2005, we issued our Fourth Indosat Bonds with fixed rate (the “Fourth Indosat Bonds”). The Fourth Indosat Bonds have a total face value of Rp815.0 billion and will mature in June 2011. The interest of the Fourth Indosat Bonds is 12% per annum, payable on a quarterly basis.

The Fourth Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. The proceeds of the Fourth Indosat Bonds are expected to be used for capital expenditure to expand our cellular business. We agreed to certain negative covenants in connection with the issuance of the Fourth Indosat Bonds, including but not limited to agreements to maintain:

•	equity capital of at least Rp5,000 billion;

•	a ratio of total debt plus procurement payable to EBITDA less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each quarterly consolidated financial report for the years ended December 31, 2005 through 2006 of at least 2.5 to 1 and for the years ended December 31, 2007 through 2011 of at least 3 to 1.

Guaranteed Notes due 2010

On November 5, 2003, our finance subsidiary, Indosat Finance Company B.V., issued the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 have a total face value of US$300.0 million and mature on November 5, 2010. The Guaranteed Notes due 2010 bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. The Guaranteed Notes due 2010 are redeemable at the option of Indosat Finance Company B.V. in whole or in part at any time on or after November 5, 2008 at 103.875%, on or after November 5, 2009 at 101.9375% and on or after November 5, 2010 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2010.

Indosat received the proceeds of the Guaranteed Notes due 2010 on November 5, 2003 pursuant to an intercompany loan agreement with Indosat Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes due 2010, including but not limited to agreements restricting our ability to:

•	incur additional debt;

•	pay dividends or make distributions with respect to capital stock;

•	purchase or redeem capital stock;

•	incur liens;

•	sell, pledge, hypothecate or dispose of any share of capital stock of our subsidiaries;

•	sell assets;

•	enter into arrangements that restrict dividends from our subsidiaries;

•	enter into transactions with, or for the benefit of, any affiliates;

•	enter into sale and leaseback transactions;

•	engage in businesses other than the telecommunications business; or

•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between us and one or more of our wholly owned subsidiaries.

The Guaranteed Notes due 2010 are listed on the Luxembourg Stock Exchange and the Official List of the Singapore Exchange Securities Trading Limited and were rated “B+” by Standard & Poor’s and provisionally rated “B2” by Moody’s at the time of issuance.

Guaranteed Notes due 2012

On June 22, 2005, our finance subsidiary, Indosat International Finance Company B.V., issued 7.125% Guaranteed Notes due 2012, or the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 have a total face value of US$250.0 million and mature on June 22, 2012. The Guaranteed Notes due 2012 bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The Guaranteed Notes due 2012 are redeemable at the option of Indosat International Finance Company B.V. in whole or in part at any time on or after June 22 ,2010 at 103.5625%, on or after June 22, 2011 at 101.7813% and on or after June 22, 2012 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2012.

Indosat received the proceeds of the Guaranteed Notes due 2012 on June 22, 2005 pursuant to an intercompany loan agreement with Indosat International Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes due 2012 that were substantially similar to the covenants related to the Guaranteed Notes due 2010.

The Guaranteed Notes due 2012 are listed on the Official List of the Singapore Exchange Securities Trading Limited and were rated “BB-” by Standard & Poor’s and provisionally rated “B1” by Moody’s at the time of issuance.

Syari’ah Bonds

On November 6, 2002, we issued our Syari’ah Bonds, or the Syari’ah Bonds which contain terms customary for Islamic financing principles, with Bank Rakyat Indonesia acting as trustee. The Syari’ah Bonds had an original face value of Rp175 billion and mature on November 6, 2007.

Holders of the Syari’ah Bonds receive revenue sharing income payable on a quarterly basis, calculated according to such holder’s portion of the shared revenue, which refers to our operating revenues or from satellite and Internet services. Holders of the Syari’ah Bonds are entitled to certain percentages of such operating revenues. The percentage of our satellite operating revenues to which holders of the Syari’ah Bonds are entitled was fixed at 6.91% per annum for 2003 and increased to 9.34% per annum in 2004 and thereafter, while the percentage of IMM’s operating revenues from Internet services to which holders of the Syari’ah Bonds are entitled decreases annually from 10.75% per annum in the first year to 5.50% per annum in the final year.

The Syari’ah Bonds are not secured by any specific assets or guaranteed by other parties. We used the proceeds of such bonds to finance our acquisition of Satelindo. In connection with the issuance of the Syari’ah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in the Second Indosat Bonds.

Syari’ah Ijarah Bonds

On June 21, 2005, we issued our Syari’ah Ijarah Bonds, or the Syari’ah Ijarah Bonds which contains terms customary for Islamic financing principles, with Bank Rakyat Indonesia acting as trustee. The Syari’ah Ijarah Bonds have a total face value of Rp285.0 billion and mature in June 2011.

Holders of the Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the Syari’ah Ijarah Bonds, which refers to our operating revenues from lease of our Indosat World Link services. Holders of the Syari’ah Ijarah Bonds are entitled to certain percentage of such operating revenues. The total value of the Ijarah Installment Fee which we expect to pay to the holders of the Syari’ah Ijarah Bonds is Rp34.2 billion.

The Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties. In connection with the issuance of the Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in the Second Indosat Bonds.

Syndicated Loan Facility

On October 2, 2003, we entered into a Rp3,165.0 billion syndicated loan facility with Bank Danamon, PT Bank Bukopin, Bank Mandiri, Bank Central Asia and Bank Negara Indonesia. As of December 31, 2004, the outstanding balance owed on this facility totaled Rp1,842.8 billion. The floating rate of interest to be paid will be determined by the amount drawn down under such facility. We granted a fiduciary security over our cellular assets with 125% coverage ranking pari passu with other secured creditors in connection with this syndicated loan facility. This facility remained available until December 15, 2003, at which time all undrawn amounts were cancelled and became unavailable for use. On March 31, 2005, we amended this syndicated loan facility and agreed to partially prepay the syndicated loan facility in the amount of Rp592.8 billion, and the creditors agreed to release the fiduciary security in its entirety, extend the maturity date and change the interest rate in connection with the facility. We made such prepayment on March 31, 2005 and have obtained confirmation from the creditors that the fiduciary security has been released.

Lintasarta

Lintasarta’s long-term debt is comprised of one investment credit facility from PT Bank Niaga Tbk or Bank Niaga, unsecured convertible bonds and unsecured limited bonds. As of December 31, 2004, the investment credit facility from Bank Niaga totalled Rp144.9 billion, and the outstanding amounts of the bonds totalled Rp36.5 billion.

In 2001, Lintasarta obtained an import sight letter of credit facility and investment credit facility totaling Rp130.0 billion from Bank Niaga to purchase telecommunications and computer equipment. The import sight letter of credit facility expired on December 31, 2002. Interest on the investment credit facility is calculated by reference to the three-month time deposit rate set by Bank Indonesia, plus 3.25% per annum (subsequently amended to such deposit rate plus 2.75% per annum on April 8, 2002). The repayment of principal of the investment credit facility started on January 16, 2003, with installments amounting to Rp9.8 billion payable quarterly up to October 16, 2005. The loan is collateralized by equipment purchased from the proceeds of the credit facilities and receivables from frame relay services. Lintasarta is also required to obtain written approval from Bank Niaga if (i) the combined ownership of Yayasan Kesejahteraan Karyawan Bank Indonesia and us in Lintasarta shall become less than 51% during the facility period, (ii) Lintasarta incurs new debt and (iii) Lintasarta invests more than US$1.0 million other than in Lintasarta’s current business. Lintasarta is also required to maintain certain financial ratios, and dividends are limited to no more than 50% of the net income for the year in which such dividend is paid.

On August 14, 2003, Lintasarta obtained an import sight letter of credit facility and investment credit facility totaling US$10.0 million from Bank Niaga to purchase telecommunications and computer equipment. The import sight letter of credit facility expired on December 31, 2004. Interest on the investment credit facility is calculated by reference to the three-month SBI interest rate plus 2.75% per annum (subsequently amended to such deposit rate plus 3.0% per annum on October 1, 2003). The first repayment of principal on the investment credit facility was due on November 14, 2004, with installments amounting to Rp1.5 billion payable quarterly up to February 14, 2007. As of December 31, 2004, Lintasarta had fully drawn down the investment credit facility. The loan is collateralized by equipment purchased from the proceeds of the credit facilities and receivables from frame relay services. Lintasarta is also required to comply with the same restrictive covenants imposed by the import sight letter of credit facility and investment credit facility.

Indonesian Telecommunications Industry

Background

Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As in other developing economies, the expansion and modernization of telecommunications infrastructure are instrumental to Indonesia’s general economic development. In addition, Indonesia’s large population and economic growth have led to increased demand for telecommunications services.

Indonesia had an estimated population of approximately 215.1 million people as of December 31, 2003, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s GDP has grown significantly from US$140.0 billion in 1999 to US$208.3 billion in 2003 in current U.S. dollars according to the World Bank, which represents a compound annual growth rate of 10.4%. This growth rate compares favorably against the approximately 4.0% and approximately 1.4% GDP growth experienced by Thailand and the Philippines, respectively, during the same period. According to Economist Intelligence Unit estimates, GDP per capita at purchasing power parity has also increased from US$2,868 in 1999 to US$3,500 in 2003.

The Government, through the Ministry of Communications and Information Technology, has extensive regulatory authority and supervisory control over the telecommunications sector. While the Government has historically maintained a monopoly over telecommunications services in Indonesia, recent reforms, the majority of which came into effect on September 8, 2000, have attempted to create a regulatory framework to promote competition and accelerate infrastructure investment in telecommunications facilities. For a description of these reforms, see “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry”.

In Indonesia, fixed-line services are provided by Telkom, a majority state-owned company, which owns and operates the country’s primary PSTN. Telecommunications operators interconnect with Telkom’s network to access all fixed-line and cellular users. Telkom’s local fixed-line monopoly ceased on August 1, 2002, and we have since commenced our build-out of a separate fixed-line network.

Although cellular penetration is low relative to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 1.8% in 2000 to approximately 8.7% in 2003, a compound annual growth rate of 69.1%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2003, the number of fixed lines was approximately 8.5 million, representing a fixed-line penetration of 3.9%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2003:

	For the year ended December 31, 2003
	Population(1)	Fixed-line penetration(1)	Cellular penetration(1)	GDP per capita(2)(3)
	(millions)			(US$)
Hong Kong	6.8	55.9%	107.9%	27,780
Singapore	4.2	45.0	85.3	28,318
South Korea	47.9	53.8	70.1	20,510
Malaysia	25.2	18.2	44.2	9,846
Thailand	63.1	10.5	39.4	7,410
Philippines	81.1	4.1	26.9	4,430
China	1,256.9	20.9	21.5	5,220
Indonesia	215.1	3.9	8.7	3,500

(1)	Source: International Telecommunications Union estimates, March 15, 2005.
(2)	Source: Economist Intelligence Unit estimates, March 2005.
(3)	Gross domestic product per capita at purchasing power parity.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 3.7 million as of December 31, 2000 to approximately 18.8 million as of December 31, 2003, representing an increase in cellular penetration from approximately 1.8% to approximately 8.7%. Despite this rapid growth rate, the cellular penetration rate of 8.7% as of December 31, 2003, is relatively low compared to other countries in the region.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2001	2002	2003	Compound Annual Growth Rate 2001–2003
	(in millions, except percentages)
Indonesian population(1)	209	212	215	1.4%
Cellular subscribers(1)	6.5	11.7	18.8	70.1%
Cellular penetration(2)	3.1%	5.5%	8.7%	67.5%

(1)	Source: International Telecommunications Union estimates, March 15, 2005.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The launch of prepaid services in 1998, which have been widely accepted in the Indonesian market, enabled cellular operators to overcome increasing bad debts from the economic crisis, which commenced in mid-1997. Investment continues to increase in the Indonesian cellular telecommunications industry with operators upgrading their networks.

The cellular market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and Excelcomindo. As of December 31, 2003, these nationwide GSM operators collectively held an approximately 97% share of the Indonesian cellular market. As of December 31, 2003, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 9.6 million cellular subscribers and an approximately 51% market share. We were the second-largest cellular provider with approximately 6.0 million cellular subscribers and an approximately 32% market share as of the same date. Excelcomindo, the third-largest provider, had approximately 2.9 million cellular subscribers and an approximately 15% market share as of the same date.

In part, cellular subscriber growth in Indonesia has been driven by the “calling party pays” system, the launch of prepaid service, as well as the introduction of SMS. The calling party pays system requires the originators of telephone calls to pay for calls. Based on international experience, countries that implement a calling party pays system typically experience higher cellular penetration rates because cellular subscribers are more likely to give out their telephone numbers and keep their handsets switched on.

Since its introduction in 1998, prepaid service has been popular in Indonesia, as in other Asian countries, because it permits customers to register for cellular service without undergoing a credit review. Prepaid service also gives customers more control over monthly expenditures. SMS has proven to be popular in Indonesia, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail communications. Competition in the Indonesian cellular services industry is based primarily on service quality, pricing, availability of data services and value-added features such as voicemail and text messaging.

International Long-Distance Market

International long-distance providers in Indonesia generate revenues from both inbound and outbound international long-distance traffic. The two international long-distance service providers are Telkom, which offers its “007” service and us with our “001” and “008” access codes. Outgoing tariffs are based on rates set by the Ministry of Communications and Information Technology while incoming tariffs are settled at the applicable accounting rates. Outgoing traffic is generated by fixed-line and mobile subscribers and delivered to the two international service providers directly through international gateways or indirectly through Telkom’s PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom’s PSTN network through which it is ultimately switched to its intended destination.

In Indonesia, as in many emerging market countries, inbound communications traffic has exceeded outbound traffic as more developed countries generate a disproportionate amount of international long-distance traffic.

Historically, inter-operator traffic has been settled based on a concept of accounting rates which provide a common method of compensating the originating and terminating carrier. In general, international long-distance carriers negotiate per minute accounting rates on a route-by-route basis with a single rate used by all carriers on that route. During 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed asymmetric rates for incoming and outgoing calls. Under the market termination rate-based system, we are able to reduce the rates we pay for outgoing calls to most international destinations by a greater amount than the reduction in prices for calls from such destinations to Indonesia. While this pricing has reduced the prices we receive for incoming calls, we believe that, overall, it will improve our margins on international long-distance services, in particular for outgoing calls.

Competition from VoIP providers offering services including budget calls and prepaid calling cards has begun and is expected to adversely impact revenues from traditional international long-distance calling services.

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

Although the Government has implemented a licensing system to limit the number of VoIP operators in Indonesia, the Government does not presently control the rates charged to end users of VoIP services. However, the Government has indicated that it intends to regulate such rates in the future, and it is expected that such regulations would limit VoIP tariffs to amounts that represent a maximum discount of approximately 40% from the then-current PSTN tariffs.

Data Communications Market

Historically, data services in Indonesia were primarily comprised of narrow bandwidth leased line services, x.25 service, digital data network service and integrated service digital network service. Digital data network services are digital leased line services for data transmission. Integrated service digital network is a protocol which offers high capacity dial-in access for public networks. This protocol allows simultaneous handling of digitized voice and data traffic on the same digital links via integrated switches across the public network. x.25 is an open standard packet switching protocol that allows low- to medium-speed terminals to have either dial-in or permanent access to a network from a user’s premises and operate on a network. Charges for these services have been declining in recent years.

The rise of the Internet and the wider adoption of multimedia applications are expected to increase demand for sophisticated broadband data services. Operators in Indonesia are deploying advanced broadband networks to provide high-end data services such as frame relay, asynchronous transfer mode and Internet protocol service. In particular, virtual private network services, utilizing ATM and Internet protocol technologies, may capture a larger portion of the market share as they provide a reliable and cost-effective alternative to private networks that rely on dedicated leased lines.

Satellite Services Market

In recent years, competition in the Asia-Pacific satellite market has been intense. Companies in this business compete primarily on coverage power, product offerings and price. The Indonesian satellite industry is loosely regulated, and in practice operates in accordance with an “open-sky” policy. This means that Indonesian satellite operators must compete with foreign satellite operators. However, the Government is currently considering draft satellite regulations, and we cannot assure you that the “open-sky” policy will continue.

Industry Trends

We believe that the trends driving the telecommunications industry in Indonesia include:

Cellular Services

•	Continued growth in cellular telecommunications. We expect that the cellular telecommunications industry and demand for cellular telecommunications services will continue to grow as Indonesia develops and modernizes.

•	Migration of voice and data traffic towards cellular. We anticipate cellular services will become increasingly popular as a result of wider coverage areas and improving cellular network quality, declining handset costs and the proliferation of prepaid services.

•	Significant growth in cellular penetration rates in regions outside Java. The relatively low cellular penetration rates in regions outside Java offer growth potential for cellular services providers in Indonesia as the population residing outside Java becomes more affluent.

•	Stabilization of voice usage rates. The growth in usage rates for SMS services is expected to slow in coming years, thereby helping to stabilize the decrease in usage rates and ARPU for voice services.

International Long-Distance Services

Increased competition in international long-distance services.    We expect further governmental deregulation and service quality improvements for VoIP services to increase competition for international long-distance services.

Moderate growth in call volumes.    We believe continued domestic economic growth will stimulate incremental volume growth for international long-distance services. In addition, the growth of VoIP services is also expected to increase demand for international long-distance services.

MIDI Services

Increasing demand for advanced data communication services.    We believe increasing Internet usage and the broadening market for multimedia applications will boost demand for sophisticated data communication services.

Intensified competition in the ISP market.    As a result of market liberalization and the continued issuance of new licenses, we anticipate competition in the ISP market will increase. We believe competition will be based primarily on price, quality of service and network coverage.

Increasing demand for broadband services.    We believe the expected increase in customer preference and demand for high-speed Internet access will stimulate growth of domestic broadband service.

Regulation of the Indonesian Telecommunications Industry

The Government, through the Ministry of Communications and Information Technology, exercises both regulatory authority and control and makes policy over the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, Government regulations and ministerial decrees enacted and issued from time to time. Prior to March 1998, the Ministry of Tourism, Post and Telecommunications regulated the telecommunications industry in Indonesia. Following the 1999 general elections and a change of government in 2001, the Ministry of Communications assumed the responsibility for regulation of the telecommunications industry. In February 2005, the duties and authority to regulate the telecommunications industry were transferred from the Ministry of Communications to the Ministry of Communications and Information Technology.

Through the Ministry of Communications and Information Technology, the Government regulates telecommunications network operations and the provision of telecommunications services. In addition, the Ministry of Communications and Information Technology regulates the radio frequency spectrum allocation for all telecommunications operators, which are required to be licensed by the Directorate General of Post and Telecommunications, or the DGPT, for each service utilizing radio frequency spectrum. In addition to radio frequency spectrum fees, the Government requires all telecommunications operators to pay a concession license fee equal to 1% of gross revenues less interconnection expenses and provisions for bad debt, for each fiscal year, payable in equal quarterly installments.

The deregulation of the telecommunications sector is closely linked with Indonesia’s national economic recovery program. The Government’s “Memorandum of Economic and Financial Policies” states that the objective of the economic recovery program is to stabilize the economy through a comprehensive plan based on:

•	deregulation;

•	promoting competition;

•	liberalization;

•	restructuring;

•	improving market access; and

•	introducing market-oriented regulations.

The Government’s telecommunications reform policy is formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications” dated September 17, 1999. The policies, which are stated in the blueprint, are to:

•	increase the telecommunications sector’s performance;

•	liberalize the telecommunications sector with a competitive structure by removing monopolistic controls;

•	increase transparency and predictability of the regulatory framework;

•	create opportunities for national telecommunications operators to form strategic alliances with foreign partners; and

•	create business opportunities for small- and medium-size enterprises and facilitate new job opportunities.

The recent regulatory reforms of the Indonesian telecommunications sector have their foundation in the Telecommunications Law.

The Telecommunications Law

The Telecommunications Law, became effective on September 8, 2000. The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. The Telecommunications Law outlines the framework and substantive principles for the liberalization of the Indonesian telecommunications industry. The Government implements regulations and guidelines through Government regulations, ministerial decrees or regulations and other directives by Government bodies.

Government Regulation No. 52/2000 on Telecommunications Operations, or the Telecommunications Operations Regulation, and Government Regulation No. 53/2000 on Radio Frequency Spectrum and Satellite Orbits were introduced as the initial implementing regulations of the Telecommunications Law. The Minister of Communications, the former regulatory body of the telecommunications industry, also promulgated various decrees, including the Minister of Communications Decree No. 20/2001, which was amended by the Minister of Communications Decree No. 29/2004, on Telecommunications Network Operation, or the Telecommunications Network Decree, the Minister of Communications Decree No. 21/2001, which was amended by the Minister of Communications Decree No. 30/2004, on Telecommunications Services Operation, and the Minister of Communications Decree No. 31/2003 on the Indonesian Telecommunications Regulatory Body, or the Telecommunications Regulatory Body Decree.

The Telecommunications Law grants the Government, through the Minister of Communications and Information Technology, the power to make policies, and to regulate, supervise and control the telecommunications industry in Indonesia. The Minister of Communications and Information Technology has authority over the telecommunications sector in Indonesia, issues regulations pursuant to decrees, issues policies and licenses and formulates tariffs. Effective February 7, 2005, all duties and authority to make policies, rules and regulations regarding the telecommunications industry have been transferred from the Ministry of Communications to the Ministry of Communications and Information Technology. Following this transfer, the Minister of Communications and Information Technology assumed the responsibilities previously held by the Minister of Communications.

On July 11, 2003, the Minister of Communications promulgated the Telecommunications Regulatory Body Decree, pursuant to which the Minister of Communications delegated its authority to regulate, supervise and control the telecommunications sector in Indonesia to the Indonesian Telecommunications Regulatory Body, or the BRTI, while maintaining the authority to formulate policies over the industry. The BRTI first convened in January 2004 and consists of the DGPT, which is a governmental agency, and the Telecommunications Regulatory Committee which will consist of five members, including a chair position held by the Director General of Post and Telecommunications. Members of the Telecommunications Regulatory Committee are appointed by the Minister of Communications and Information Technology. All members of the Telecommunications Regulatory Committee: (i) must be Indonesian citizens; (ii) have professional expertise in telecommunications, information technology, economics, law or any social science; (iii) not have any interests in any of the telecommunications operators; and (iv) not be appointed as a director or commissioner of any of the telecommunications operators.

BRTI is primarily responsible for settling disputes among telecommunications providers, providing recommendations to the Minister of Communications and Information Technology with respect to licensing telecommunications network and service operations, regulating the standards for telecommunications equipment and devices and supervising the performance of telecommunications network and service operators.

Currently, the chairman of BRTI also serves as the chairman of DGPT, and decrees by BRTI are enacted in the form of DGPT decrees. Accordingly, BRTI is not yet a fully independent regulatory body. However, the creation of BRTI is expected to be an initial step toward the creation of a truly independent telecommunications regulatory body.

Classification of Telecommunications Providers

The Telecommunications Law classifies telecommunications providers into telecommunications network providers, telecommunications services providers and special telecommunications providers. The Telecommunications Operations Regulation further classifies telecommunications network operators into fixed telecommunications network operators and mobile telecommunications network operators. Under the Telecommunications Law, licenses are required for each category of telecommunications operator. A telecommunications network provider is licensed to own and/or operate a telecommunications network. The license entitles the telecommunications service provider to provide services, but does not require such provider to own a network. Special telecommunications licenses are required for providers of private telecommunications services or for purposes relating to broadcasting and national security interests. The Telecommunications Network Decree provides that telecommunications network operating licenses shall be issued by the Minister of Communications and Information Technology. The Telecommunications Services Decree differentiates the basic telephony service operating license to be issued by the Minister of Communications and Information Technology from the other value-added telephony and multimedia service operating licenses issued by the DGPT.

Termination of Exclusivity Rights

In 1995, Telkom was granted a monopoly to provide local fixed-line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo were granted a duopoly for exclusive provision of basic international telecommunications services until 2004.

As a consequence of promulgating the Telecommunications Law and the Telecommunications Services Decree, the Government terminated the exclusive rights of Telkom and the duopoly previously given to Indosat and Satelindo. The Government has adopted a duopoly policy with Telkom and us competing as full network and service providers.

The market for provision of IDD services was liberalized in August 2003 with the termination of Indosat’s and Satelindo’s exclusive rights to provide IDD services. After receiving its IDD services provider license, Telkom began offering IDD services on May 13, 2004 under the international access code “007” in direct competition with us.

In an attempt to liberalize DLD services and local telecommunications access, the Government has issued regulations requiring each provider of DLD services to implement one three-digit access code to be dialed by customers making a DLD call. Currently, Telkom uses the access code “0” and other telecommunications providers use three-digit prefixes. On April 1, 2005, the Ministry of Communications and Information Technology announced that the usage of three-digit access codes for DLD calls will be implemented gradually within five years of such date. Implementation will be effected in stages, with priority to be given to areas that have the technical ability to implement the new access codes for DLD calls.

Tariffs

Telecommunications network and service operators determine tariffs with reference to formulas determined by the Government. Network and service providers must report to the Government their determination of or proposed changes to tariffs within 30 days of the proposed date of effectiveness of any determination or proposed change.

Consumer Protection

Under the Telecommunications Law, each operator must provide guarantees to consumers in relation to certain matters including quality of service, usage and service fees and compensation. The law also allows customers who are injured or sustain damages to file claims against negligent providers.

Universal Service Obligations

Under the Telecommunications Law, all telecommunications network and service operators are bound by USOs, which require participation by all operators in the provision of telecommunications facilities and infrastructure in the areas designated as USO areas by the Minister of Communications and Information.

In March 2004, the Government announced a change in USO tariffs from Rp750 for each successful international outgoing or incoming call to 0.75% of gross revenues, less interconnection expenses and bad debts. Since such announcement, the Government has continued to draft the details of regulations for further implementation of USO tariffs.

Interconnection Arrangements

In accordance with the express prohibitions in the Telecommunications Law on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law requires network providers to allow users on one network to access users or services on another network based on fees agreed by each network operator. The Telecommunications Operations Regulation provides that interconnection charges between two or more network operators shall be transparent, mutually agreed upon and fair.

Since January 1, 2005, interconnection fees should have been calculated on a cost basis structure as set by each telecommunications provider according to a formula set by the Government. The cost basis formula has not yet been released by the BRTI. Until such formula has been determined, interconnection fees shall be calculated based on the prior standards of transparency, mutual consent and fairness. The date of implementation has been revised to January 1, 2006.

The Government’s National Fundamental Technical Plan sets out the technical requirements for routing plans for interconnection of the networks of various telecommunications operators, allowing all network operators to interconnect directly without having to interconnect with the PSTN.

Fee Regime

Each telecommunications operator is required to pay to the Government a license concession fee, frequency fee and satellite orbit fee, as applicable. The concession fee for each telecommunications operator is approximately 1% of gross revenues, consisting of items such as revenues from leasing of networks, interconnection charges, activation of new customers, airtime charges, roaming charges and SIM cards. The frequency fee is calculated by applying the formula principally based on the number of base station controllers and transmission receiver units owned by the telecommunications operator. In addition, users must pre-pay a one-time satellite orbital connection fee while the satellite is in operation.

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the placement and operation of our satellite are subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

Item 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto for the three years ended December 31, 2002, 2003 and 2004, included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See “—Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” for a summary of certain material differences between Indonesian GAAP and U.S. GAAP as such differences apply to our financial condition and results of operations. Certain amounts (including percentage amounts) have been rounded for convenience.

A.    OPERATING RESULTS

In response to increasing deregulation of the Indonesian telecommunications industry and to other market developments, we began to change our business in 2001 with the goal of transforming ourselves from being a primarily international telecommunications service provider into a fully integrated telecommunications network and service provider. See “Item 4: Information on the Company—Strategy.” As part of this strategy, we integrated our cellular operations by merging our legacy subsidiaries, Satelindo and IM3, into Indosat and divested certain investments which were not consistent with our strategy. See “Item 4: Information on the Company—Corporate History.” As a result of our strategy, cellular services has become our largest business, providing 70.6% of our operating revenues in 2004.

Factors Affecting our Results of Operations and Financial Condition

Our results of operations and financial condition have been affected and will continue to be affected by a number of factors, including the following:

Cellular Subscriber Growth

Since the launch of our cellular services in Indonesia, we have recorded cellular subscriber growth each year. Our cellular subscriber base has grown from 3,582,648 subscribers as of December 31, 2002 to 9,754,607 as of December 31, 2004. Operating revenues from cellular services have grown from Rp3,271.7 billion, representing 48.3% of our total operating revenues, in 2002 to Rp7,450.8 billion, representing 70.6% of our total operating revenues, in 2004. This growth has been driven by continued growth in demand for cellular and other telecommunications services in Indonesia, coupled with expansion of our network coverage, capacity and quality and our marketing efforts to attract new subscribers. The number of new cellular subscribers may vary from quarter to quarter, depending in part on the pricing packages we offer during a particular quarter and those offered by our competitors.

Our operating revenues from cellular services have not grown at the same rate as our subscriber numbers, primarily as a result of lower usage levels by new subscribers. Consistent with industry trends in other countries, as the market penetration for cellular subscribers in Indonesia increases, the usage levels of new subscribers declines. Other factors have contributed to this trend, including increased usage of SMS, rather than voice services, and the tariff packages we have offered to attract such new subscribers. We expect our operating revenues will continue to increase as we continue to expand our network coverage, capacity and quality and continue our marketing efforts and add new cellular subscribers.

Tariff Levels

The Ministry of Communications and Information Technology is responsible for setting tariff levels for activation fees, monthly fees, airtime usage fees for postpaid cellular services, domestic and international long-distance telephony rates and interconnection fees. These tariff levels are subject to periodic review and adjustment. Prepaid cellular services are regulated by reference to postpaid tariff policies, and, although not directly regulated by the Government, our revenues could be affected by future changes in the Government’s tariff policies. In addition, as part of our marketing efforts, from time to time we offer new cellular subscribers attractive packages which include discounts on activation fees, airtime and other usage charges. We also offer attractive packages to our customers for fixed telecommunications services in order to address competition from VoIP and other telecommunications services. Any changes in prevailing tariff levels, either as a result of Government tariff policies or in response to competition, could affect our revenues, operating results and financial condition.

The Indonesian Economy

We believe that the growth in the Indonesian telecommunications industry has been driven in part by recent growth of the Indonesian economy, and that demand for such services should continue, as the Indonesian economy continues to develop and modernize. Our performance and the quality and growth of our customer base and service offerings are necessarily dependent on the health of the overall Indonesian economy.

Capital Expenditures

As we continue to expand the coverage, capacity and quality of our network in order to add subscribers, we will need to continue to make significant capital expenditures. From the beginning of 2002 through 2004, we invested a total of Rp16,674.5 billion (US$1,794.9 million) in our various businesses. Under our current capital expenditures program, we plan to invest approximately US$900.0 million in 2005 and approximately US$666.0 million in 2006 in capital expenditures for our various businesses. We believe that the proceeds from the issuance of the Fourth Indosat Bonds, the Syari’ah Ijarah Bonds and the Guaranteed Notes due 2012, our internal resources and cash flow from operations will provide sufficient financing for our anticipated capital expenditures. However, we face liquidity risk if certain events occur, including but not limited to, the Indonesian economy growing slower than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating. In addition, as we continue to invest in expanding our network coverage, capacity and quality, our depreciation expenses will also increase.

Overview of Operations

The following table sets forth certain segment information with respect to each of our principal products and services for the periods indicated:

	Cellular	Fixed telecommun- ications	MIDI	Other Services	Segment Total
	(Rp. in billions)
As of and for the year ended December 31, 2002 (Restated):(1)
Revenues	3,271.7	2,137.9	1,263.0	94.4	6,767.0
Operating income (loss)	757.8	1,068.2	60.1	(8.8)	1,877.3
Depreciation and amortization	1,335.9	172.9	272.3	3.2	1,784.3
Segment assets	13,742.7	1,948.6	2,453.5	142.8	18,287.6
Segment liabilities	8,449.1	906.7	663.0	58.1	10,076.9
Capital expenditures for segment assets	5,874.1	101.7	452.0	16.5	6,444.3

As of and for the year ended December 31, 2003 (Restated):(1)
Revenues	5,117.6	1,807.7	1,228.3	81.7	8,235.3
Operating income (loss)	1,962.4	422.8	23.8	(61.2)	2,347.8
Depreciation and amortization	1,549.6	159.7	325.6	3.1	2,038.0
Segment assets	15,071.5	1,858.7	2,337.1	177.7	19,445.0
Segment liabilities	10,608.4	1,013.7	702.5	86.0	12,410.6
Capital expenditures for segment assets	3,842.0	140.5	335.2	1.8	4,319.5

As of and for the year ended December 31, 2004:(1)
Revenues	7,450.8	1,554.9	1,484.0	59.4	10,549.1
Operating income (loss)	2,474.8	575.7	269.9	(85.7)	3,234.7
Depreciation and amortization	2,209.3	182.0	425.0	2.3	2,818.6
Segment assets	20,490.1	1,803.4	3,003.6	160.6	25,457.7
Segment liabilities	13,861.4	1,069.2	977.6	65.9	15,974.1
Capital expenditures for segment assets	4,611.0	507.6	790.8	1.3	5,910.7

(1)	Segment results and assets include items directly attributable to a segment as well as those results and assets that can be allocated on a reasonable basis. Interest income is not reported by operating segment because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and income tax are also not reported by operating segment because they are not considered in the performance evaluation by our management. Capital expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Operating Revenues

We generate operating revenues primarily by providing cellular, fixed telecommunications (principally international long-distance) and MIDI services. The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the year ended December 31,
	Restated 2002		Restated 2003		2004
	(Rp. in billions, except percentages)
Operating revenues:
Cellular	3,271.7	48.3%	5,117.6	62.1%	7,450.8	70.6%
Fixed telecommunications	2,137.9	31.6	1,807.7	22.0	1,554.9	14.7
MIDI	1,263.0	18.7	1,228.3	14.9	1,484.0	14.1
Other	94.4	1.4	81.7	1.0	59.4	0.6

Total operating revenues	6,767.0	100.0%	8,235.3	100.0%	10,549.1	100.0%

The principal drivers of our operating revenues for all of our services are cellular subscriber numbers, usage levels and the rates for such services. Usage levels for our services are affected by several factors, including continued growth in demand for telecommunications services in Indonesia, the continued development of the Indonesian economy and competition. A significant portion of our operating revenues depend on tariff levels established by the Government; accordingly, any future changes in the Government’s tariff policies could affect our results of operations. Tariff rates set by the Government may be changed in the near future due to further deregulation of the telecommunications sector in Indonesia. Such future changes, if they occur, may affect our operating revenues.

Cellular Services.    We derive our cellular services operating revenues from charges for usage, value-added features, monthly subscription and connection fees, as well as interconnection charges from other telecommunications providers.

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the year ended December 31,
	2002	2003	2004
	(Rp. in billions)
Usage charges	2,139.5	3,270.7	4,218.8
Value-added features	538.6	1,163.0	2,239.7
Interconnection income	375.7	482.3	707.5
Monthly subscription charges	116.3	115.8	130.4
Connection fees	87.7	49.4	103.6
Others	13.9	36.3	50.7

Total cellular services operating revenues	3,271.7	5,117.6	7,450.8

Consistent with domestic and international trends, we have seen an increased usage of value-added features, particularly SMS. A substantial proportion of our cellular subscribers are prepaid subscribers (approximately 94.5% at December 31, 2004). We offer a variety of value-added features to our prepaid subscribers, which has increased cellular services operating revenues from value-added features, in particular SMS and value-added SMS, which allows access to a variety of information, such as horoscopes, sports and business news. We have expanded the value-added features available to prepaid subscribers, including voicemail, GPRS and MMS services. We anticipate that SMS and other value-added features will continue to increase as a proportion of our cellular services operating revenues as we continue to make available new value-added features to our prepaid cellular subscribers.

The number of our cellular subscribers has increased from approximately 3,582,648 as of December 31, 2002 to approximately 5,962,444 and 9,754,607 cellular subscribers as of December 31, 2003 and 2004, respectively, representing a 63.6% increase in 2004 from 2003.

We recognize revenues from usage and monthly subscription charges when our cellular services are provided to the cellular subscribers. We recognize prepaid revenues as follows:

•	revenues from starter pack sales are recognized upon delivery to distributors, dealers or directly to customers; and

•	revenues from pulse reload voucher sales to dealers or customers are recorded as unearned revenue and then proportionately recognized as revenue upon usage based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

We recognize revenues from connection fees at the time the connections take place. We record interconnection revenues monthly based on actual recorded traffic for the month on a net basis, after deducting interconnection expenses.

Fixed Telecommunications Services.    Fixed telecommunications services include international long-distance and fixed wireless services, which we introduced in 2004. International long-distance services, which are comprised of our “001” and “008” IDD services, as well as operator-assisted and value-added services, represented 99.3% of our operating revenues from fixed telecommunications services in 2004 and fixed wireless services represented the balance.

International Long-distance Services.    Our international long-distance services operating revenues have two primary sources, incoming call revenues and outgoing call revenues. For most outgoing calls, tariffs are set by the Government, and we receive payments from domestic carriers, including Telkom and other domestic fixed-line and cellular operators. Such payments are denominated and paid in Indonesian rupiah. For incoming calls, we have negotiated accounting rates with foreign telecommunications operators and receive net settlement payments from such carriers. Accounting rates and net settlement payments are generally denominated and paid in currencies other than the Indonesian rupiah (principally the U.S. dollar); accordingly, incoming call revenues are affected by fluctuations in exchange rates between the Indonesian rupiah and other currencies.

Operating revenues from international long-distance services depend on the total minutes and relative proportions of outgoing and incoming calls and the tariffs and rates charged for such calls. Although we are implementing measures intended to maintain IDD call volumes, we believe that increased competition from VoIP operators has contributed to declining IDD call volume and the mix of incoming and outgoing calls in past periods and will continue to do so in the future, as more VoIP operators enter the market and as VoIP call quality improves. Further, Telkom began providing international long-distance services in 2004, and as a result competition from Telkom resulted in reduced IDD call volumes and international long-distance services operating revenues in 2004.

Decreasing accounting rates have also adversely affected international long-distance services operating revenues recently, effectively reducing our margins for international incoming calls. We anticipate that accounting rates will continue to decrease, which may adversely affect our international long-distance services operating revenues. In addition, in part to compete with VoIP providers, we have aggressively sought negotiated volume commitments for incoming calls from certain foreign telecommunications operators, resulting in recent increases in incoming call minutes, but with lower margins than in prior periods.

During 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed asymmetric rates for incoming and outgoing calls. Under the accounting rate system, which we still apply for certain foreign telecommunications operators (typically those in less-developed countries), the same rate per minute is paid for both incoming and outgoing calls. Under the market termination rate-based pricing system, we can reduce the rates we pay for outgoing calls to most international destinations by a greater amount than the reduction in prices for calls from such destinations to Indonesia. While this pricing has reduced the prices we receive for incoming calls, we believe that, overall, it will improve our margins for international long-distance services, particularly for outgoing calls.

We recognize our revenues from international long-distance services on an accrual basis. At the end of each year, we recognize revenues from outgoing international long-distance traffic on the basis of the actual recorded traffic for the year. Income from international long-distance traffic from overseas international carriers, for which statements have not been received, is estimated from historical data.

For interconnections with certain cellular operators, we have in place revenue-sharing arrangements, and we record operating revenues from such interconnections on a net basis, after interconnection expenses and after allocations to overseas international carriers. Our domestic interconnection charges with Telkom are determined based on tariffs established by the Government, and we record operating revenues for such interconnections on a gross basis, before interconnection expenses, but after allocations to overseas international carriers. We account for tariff-based interconnection expenses as operating expenses in the year incurred.

Fixed Wireless Services.    As of December 31, 2004, we had 52,752 fixed wireless subscribers in five cities in Indonesia. We plan to expand our fixed wireless services to 15 cities and to have capacity for 500,000 fixed wireless subscribers by the end of 2005. We expect operating revenues from fixed wireless services will increase as we continue to expand our fixed wireless network and add fixed wireless subscribers. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

MIDI Services.    Our MIDI services operating revenues consist primarily of revenues from high-speed leased lines and frame relay services provided by Indosat and Lintasarta, digital data network services provided by Lintasarta, satellite services and Internet services provided by Indosat, IMM and Lintasarta. Operating revenues from MIDI services are comprised of fixed-cost charges for high-speed leased lines and satellite services, or a combination of fixed fees and volume charges for other services. In most instances, a connection fee is charged when the service is installed or location of service is moved. Thereafter, a monthly fee is assessed, together with applicable usage fees calculated according to bandwidth, volume, duration or type of plan. Our satellite lease revenues are subject to the revenue-sharing arrangement under Indosat’s Syari’ah Bonds. See “Item 4: Information on the Company—Principal Indebtedness.” Revenue from leased line services is derived from monthly fixed-cost charges based on the length of the line, the speed and bandwidth capability of the line, the type of line service provided, whether the service site is local or international, and site installation charges.

A substantial portion of our MIDI services operating revenues are denominated in U.S. dollars and are thus affected by fluctuations in the Indonesian rupiah to U.S. dollar exchange rate. Our MIDI services operating revenues have also been affected recently by a number of other factors, including competition from local providers as well as unlicensed international providers, declining tariffs and a shift from leased lines to lower cost services, such as frame relay. We expect such trends to continue but anticipate that the effects will be offset by increased volumes, including increased volumes due to the expansion of our domestic market presence in MIDI services.

We record satellite revenues based on the straight-line method over the lease period for the transponder. Monthly rent for satellite transponder capacity is based primarily on the leased capacity. We recognize installation service revenues upon the completion of the installation or connection of equipment used for network connection purposes in the customers’ premises, while we recognize revenues from monthly service fees and other MIDI services as the services are rendered.

Other Services.    Operating revenues generated by international telex and telegram services, global mobile services and sales of software are categorized as other services operating revenues. For international telex services, we charge customers the current tariff based on the number of minutes used for transmission. For international telegram services, we charge customers the current tariff based on the number of words transmitted. Customers of our global mobile satellite service are charged according to the U.S. dollar-denominated tariff based on the minutes used for calls made from such customer’s mobile terminal to the call’s destination. In addition to these services and prior to its sale in 2004, PT Sisindosat Lintasbuana, or Sisindosat, contributed operating revenues from the sale of software. Revenues from other services are recognized when the service is rendered.

Operating Expenses

Our principal operating expenses include depreciation and amortization, personnel costs, compensation to telecommunications carriers and service providers, maintenance, administrative and general expenses, marketing, leased circuits and other cost of services.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Indonesian rupiah. Such expenses may include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Depreciation and Amortization.    We use the straight-line depreciation method for our property, facilities and equipment over their estimated useful lives, commencing the month after such assets were placed into service and after taking into consideration their estimated residual value. For instance, submarine cables and switching equipment are depreciated over a period of 15 years, while base station subsystems are depreciated from five to 15 years. Most of our cellular services assets are depreciated based on a useful life of eight years.

A significant portion of our depreciation expenses relate to our cellular services assets. In 2001 and 2002, our legacy subsidiary, Satelindo, was constrained by covenants in its long-term debt facilities which restricted the amount of capital expenditures it could make. As a result, depreciation expenses did not increase significantly during such periods. Following the release of such covenants during 2002, Satelindo increased its capital expenditures to expand its network coverage and capacity and to improve its network quality, and as a result, depreciation expenses began to increase. As we continue to expand and enhance the coverage, capacity and quality of our networks, we expect expenses for depreciation will continue to increase.

Personnel.    Personnel costs include fixed salaries, bonuses, employee income tax, incentives and other employee allowances and outsourcing. Our personnel expenses have increased in recent periods as a result of a program to equalize compensation of employees across business segments and costs associated with the employee stock ownership program.

Compensation to Telecommunications Carriers and Service Providers.    Compensation to telecommunications carriers and service providers, which primarily relate to fixed telecommunications services, represent amounts paid to other operators (principally Telkom) for interconnection as well as other charges for leased infrastructure and bill processing services provided by Telkom. Fluctuations in such expenses generally coincide with fluctuations in international long-distance volumes.

Maintenance.    Maintenance expenses include maintenance of our fixed assets, including buildings, submarine cables, telecommunications equipment, office equipment and vehicles. As we continue to expand the coverage and capacity of our networks, we expect that maintenance expenses will increase.

Administration and General.    Administration and general expenses include provision for doubtful accounts, office supplies and stationery, professional fees, rent, travel, training, education and research, and insurance of fixed assets.

Marketing.    Marketing expenses include exhibition, promotion and advertisement expenses associated with our marketing programs.

Leased Circuits.    Leased circuit expenses include expenses related to our leases for satellite channels and submarine cables.

Other Costs of Services.    Other costs of services expenses include the cost of SIM cards and pulse reload vouchers, radio frequency licenses, rents and utilities.

Other Income (Expense)

The major components of our other income (expense) are interest income, gain or loss on foreign exchange—net, amortization of goodwill, financing cost, loss on change in the fair value of derivatives—net. Our financing cost has increased recently as we have increased our long-term debt and bonds payable. Foreign exchange gain or loss has typically been affected by the amount of non-Indonesian rupiah-denominated debt outstanding and accounts receivable from overseas international carriers and others. We currently hedge a portion of our U.S. dollar-denominated obligations under the Guaranteed Notes due 2010. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

Taxation

In accordance with Indonesian GAAP, we have adopted the liability method of accounting for income tax. The liability method reflects the tax effects of temporary differences between the financial and tax bases of assets and liabilities as of each reporting date. Future tax benefits, such as tax loss carry-forwards, are also recognized to the extent such benefits are more likely than not to be realized. For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts. Our deferred tax—net has fluctuated over the years ended December 31, 2002, 2003 and 2004 principally as a result of differences between financial and tax reporting.

Net Income

Our net income for the years ended December 31, 2002, 2003 and 2004 does not reflect the growth in operating revenues and operating income during such periods, in part due to large fluctuations in several non-cash items which have impacted our net income over such periods. Such non-cash items include, among others, fluctuations in income tax-deferred, amortization of goodwill, provision for doubtful interest receivable from convertible bonds and adjustment of accounts receivable trade from Telkom.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of total operating revenues for the periods indicated:

	For the year ended December 31,
	Restated 2002	Restated 2003	2004
Operating revenues:
Cellular	48.3%	62.1%	70.6%
Fixed telecommunications	31.6	22.0	14.7
MIDI	18.7	14.9	14.1
Other services	1.4	1.0	0.6

Total operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Depreciation and amortization	26.4%	24.7%	26.7%
Other costs of services	10.9	11.8	13.0
Personnel	10.5	12.4	11.4
Compensation to telecommunications carriers and service providers	9.6	8.8	5.0
Administration and general	6.1	6.0	4.5
Maintenance	4.4	3.6	4.5
Marketing	2.2	2.9	3.3
Leased circuits	2.3	1.1	0.9
Total operating expenses	72.3	71.5	69.3
Operating income	27.7	28.5	30.7
Other income/(expense)—net	(8.9)	(9.7)	(8.7)
Income before income tax and extraordinary item	20.0	19.3	22.6
Income tax benefit (expense)—net	(11.5)	0.2	(6.9)
Extraordinary item	—	54.6	—
Net income	5.0%	73.9%	15.5%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenues

Total operating revenues increased from Rp8,235.3 billion in 2003 to Rp10,549.1 billion in 2004, or 28.1%, primarily as a result of growth in operating revenues from cellular services. During 2004, operating revenues from fixed telecommunications services decreased by Rp252.7 billion, or 14.0%, while revenues from MIDI services increased by Rp255.6 billion, or 20.8%, in each case compared to 2003. As a result, cellular services revenues represented 70.6% of our total operating revenues for 2004, compared to 62.1% for 2003.

Cellular Services.    For the year ended December 31, 2004, we recorded cellular services operating revenues totaling Rp7,450.8 billion, or an increase of Rp2,333.2 billion from Rp5,117.6 billion in 2003. Usage charges increased by Rp948.1 billion, or 29.0%, compared to 2003 and represented 56.6% of total cellular services revenues, compared to 63.9% in 2003. Although usage charges increased significantly in 2004 compared to 2003, they did not increase at the same rate as the rate of new cellular subscribers as, consistent with industry trends, many of the new subscribers we added were from the retail and middle-income market and had lower monthly usage and higher price sensitivity than cellular subscribers during the early development of the Indonesian market. In addition, our usage revenues were affected by our marketing strategy to attract new customers, including package promotions, offering free domestic roaming and discounted voice tariffs and SMS charges during 2004.

Value-added features charges increased by Rp1,076.7 billion, or 92.6%, compared to 2003 and represented 30.1% of total cellular revenues, compared to 22.7% in 2003. A substantial portion of value-added features are SMS-related, and we expect that value-added features charges will continue to increase as a proportion of cellular revenues, as we expand the number of value-added features.

Interconnection revenues increased by Rp225.3 billion, or 46.7%, primarily as a result of the increase in calls to new cellular subscribers. Connection fees increased by Rp54.2 billion, or 109.6%, principally as a result of the substantial increase in cellular subscribers during the period, together with the impact of reduced discounting of connection fees during 2004.

As of December 31, 2004, we reported cellular subscriber growth totaling approximately 63.6% compared to December 31, 2003. As of December 31, 2004, we had 9,754,607 subscribers, a net addition of approximately 3,792,163 subscribers during 2004. The increase in the number of subscribers was attributable to our aggressive promotional efforts, expansion and enhancement of our network and coverage, as well as the introduction of various new cellular features and products.

Fixed Telecommunications Services.    Operating revenues from fixed telecommunications services decreased by Rp252.7 billion, or 14.0%, from Rp1,807.7 billion in 2003 to Rp1,554.9 billion in 2004. Operating revenues from international long-distance services represented 99.3% of fixed telecommunications services operating revenues in 2004 with the balance generated from our fixed wireless services introduced in May 2004.

Total call volume from our “001” and “008” international gateways increased by 0.5% from 855.6 million minutes in 2003 to 859.5 million minutes in 2004. Total incoming traffic increased by 7.8% from 622.4 million minutes in 2003 to 670.8 million minutes in 2004 due in part to our strategy of implementing a market termination rate-based pricing system with several foreign telecommunications operators during 2004, which had the effect of reducing charges for incoming calls, as well as higher volume commitments from certain foreign telecommunications operators. Outgoing traffic decreased by 19.1% from 233.2 million minutes in 2003 to 188.7 million minutes in 2004, due primarily to increased competition from VoIP service providers and also from competition from Telkom, which began providing IDD services in 2004.

The decrease in operating revenues from fixed telecommunications services, notwithstanding the increase in total international long-distance call volume, was due to declining volume of outgoing calls relative to incoming call volume and the continuing decrease in net settlements with foreign telecommunications operators for incoming calls.

MIDI Services.    Operating revenues from MIDI services increased by Rp255.6 billion, or 20.8%, from Rp1,228.3 billion in 2003 to Rp1,483.9 billion in 2004 due to increased consumer and corporate demand. In particular, growth in frame relay services was driven by the wholesale market, including international and domestic high-speed leased lines, and Internet protocol-based services, such as IPVPN, which are recorded as Internet revenues. Frame relay services operating revenues are generated by Lintasarta and us and are the largest component of MIDI services operating revenues. In 2004, frame relay services contributed Rp435.9 billion, an increase of Rp131.6 billion from 2003. Internet revenues totaled Rp193.7 billion and Rp289.1 billion in 2003 and 2004, respectively. World Link and Direct Link frame relay revenues increased from Rp252.8 billion in 2003 to Rp282.6 billion in 2004, respectively. Satellite lease revenues increased slightly, from Rp145.7 billion in 2003 to Rp152.9 billion in 2004.

Operating Expenses

Operating expenses increased by Rp1,427.0 billion, or 24.2%, from Rp5,887.4 billion in 2003 to Rp7,314.4 billion in 2004, primarily due to increased operating expenses for depreciation and amortization, personnel, maintenance, marketing and other cost of services, offset in part by a decrease in compensation to telecommunication carriers and service providers.

Depreciation and amortization expenses increased by 38.3% from Rp2,038.0 billion in 2003 to Rp2,818.7 billion in 2004. The increase in depreciation expenses relates primarily to the expanded roll-out of our cellular network in late 2003 and 2004 and to depreciation of our base stations and network switching equipment. Typically, there is a time lag of up to several months between when we make capital expenditures and when we begin to depreciate the assets related to such capital expenditures.

Personnel costs increased by Rp184.4 billion, or 18.0%, from Rp1,023.0 billion in 2003 to Rp1,207.4 billion in 2004, primarily due to increases in performance-based bonuses, expenses associated with the employee stock ownership program introduced in 2003, as well as an increase in our use of outsourcing, particularly in connection with security, customer support and other services for our walk-in centers throughout Indonesia.

Compensation to telecommunications carriers and service providers, which relates primarily to international long-distance services, decreased from Rp724.2 billion in 2003 to Rp523.6 billion in 2004, representing a 27.7% decrease. This significant decrease was achieved through initiatives to direct traffic through our own network, by interconnecting to the PSTN or other network at the most cost-effective point when carrying a long-distance call. Our ability to direct traffic through our own network has improved significantly as a result of the expanded deployment of our network in late 2003 and 2004, as well as the integration of the legacy Satelindo and IM3 networks with our network.

Maintenance expenses increased by Rp176.3 billion, or 59.3%, from Rp297.1 billion in 2003 to Rp473.4 billion in 2004, primarily due to increased maintenance expenses for cellular technical equipment (primarily base transceiver stations) associated with additional cellular equipment installed during 2004 and expenses incurred following the expiry of the warranty period for equipment associated with the 2003 roll out.

Administration and general expenses decreased by Rp26.6 billion, or 5.3%, from Rp498.0 billion in 2003 to Rp471.3 billion in 2004, primarily due to the standardization of our accounting policy for provisions for doubtful accounts for receivables from other operators, which was applied starting from the second quarter of 2004 as a result of the merger of Satelindo and IM3 with Indosat.

Marketing expenses increased by Rp107.5 billion, or 44.4%, from Rp242.3 billion in 2003 to Rp349.8 billion in 2004, due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers.

Leased circuits expenses increased by Rp5.9 billion, or 6.5%, from Rp91.7 billion in 2003 to Rp97.7 billion in 2004. Leased circuits relate primarily to circuits used in our cellular services and MIDI services. The increase was significantly less than the increases in operating revenues from cellular services and MIDI services, primarily as a result of our ability to increase the use of our own network and circuits, as a result of the integration of the legacy Satelindo and IM3 networks with our network.

Other costs of services expenses increased by Rp399.4 billion, or 41.0%, from Rp973.1 billion in 2003 to Rp1,372.5 billion in 2004. Cost of SIM cards and pulse reload vouchers contributed approximately 31.1% of total other costs of services expenses and was the largest contributor to such item, and reflects the increase in cellular subscribers during the period. The next largest contributor was rental expense of BTS sites, which increased as a direct result of the increased number of BTS sites added during 2004.

Operating Income

As a result of the above factors, operating income increased by Rp886.8 billion, or 37.8%, from Rp2,347.9 billion in 2003 to Rp3,234.7 billion in 2004.

Other Expenses—Net

Other expenses—net increased by Rp118.5 billion, or 14.9%, from an expense of Rp795.0 billion in 2003 to an expense of Rp913.4 billion in 2004, primarily due to increases in financing costs, as well as losses on the change in fair value of derivatives contracts and foreign exchange losses. Such losses were offset by a Rp286.2 billion gain on the sale of our interest in PT Mitra Global Telecommunikasi Indonesia, or MGTI, a Rp110.9 billion gain upon receipt of the final closing proceeds from our sale of our interest in Pramindo Ikat and an increase in interest income.

We recorded financing cost of Rp1,097.5 billion in 2004 compared to financing cost of Rp838.7 billion in 2003, representing a 30.9% increase compared to 2003, principally as a result of interest expense relating to additional debt incurred and bonds issued in late 2003.

We recorded a foreign exchange loss—net of Rp66.1 billion in 2004 compared to foreign exchange gains—net of Rp200.1 billion in 2003 due to fluctuations of the exchange rate of the Indonesian rupiah against the U.S. dollar during 2004 between each year-end.

Our amortization expenses related to goodwill were Rp226.3 billion in 2004, a decrease of Rp26.6 billion, or 10.5%, from Rp252.9 billion in 2003, as a result of the reduction in goodwill that occurred as a result of the reversal of deferred tax liabilities relating to the merger of our legacy subsidiaries, Satelindo and IM3, in 2003.

Our loss on change in value of derivatives—net of Rp170.5 billion in 2004 represented the change in the net fair value position at December 31, 2004 of cross-currency swaps and interest rate swaps transactions entered into during 2004, principally as a result of an increase in LIBOR. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency and Interest Rate Swap Contracts.”

Equity in Net Income of Associated Companies

Equity in net income of associated companies increased by Rp27.7 billion, or 82.1%, from Rp33.8 billion in 2003 to Rp61.5 billion in 2004, mainly due to increases in equity in the net income of Cambodia Indosat Telecommunications S.A. and MGTI.

Taxation

We recorded income tax benefit—net of Rp17.8 billion in 2003 compared to an expense of Rp724.6 billion in 2004. Current income tax expenses represented 36.9% of income before income tax and extraordinary item in 2003 and 5.9% in 2004. Our overall effective tax rate was closer to the Indonesian corporate tax rate of 30% in 2004 following the merger of Satelindo and IM3 into Indosat in late 2003.

We recorded income tax benefit deferred of Rp603.4 billion in 2003 compared to an expense of Rp583.7 billion in 2004, mainly due to reversal of the net deferred tax liabilities relating to our equity in the net income (loss) of the merged subsidiaries, Satelindo and IM3, on the merger date in an amount of Rp1,142.3 billion in 2003.

Net Income

Our net income decreased by Rp4,448.8 billion, from Rp6,082.0 billion in 2003 to Rp1,633.2 billion in 2004 due to the foregoing factors, particularly the restatement of our 2003 audited financial statements following adoption of the revised Indonesian Statement of Financial Accounting Standards 38, or SAK 38. See “—Year Ended December 31, 2003 Compared to Year Ended December 31, 2002—Extraordinary Item.”

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating Revenues

Total operating revenues increased from Rp6,767.0 billion in 2002 to Rp8,235.3 billion in 2003, or 21.7%, primarily as a result of growth in operating revenues from cellular services. During this same period, operating revenues from fixed telecommunications services and MIDI services decreased compared to the prior period. As a result, cellular services operating revenues represented 62.1% of our total operating revenues for 2003, compared to 48.3% for 2002. Fixed telecommunication services operating revenues represented 22.0% of operating revenues in 2003, compared to 31.6% in 2002, while operating revenues from MIDI services represented 14.9% of total operating revenues in 2003, compared to 18.7% in 2002.

Cellular Services.    For the year ended December 31, 2003, we recorded cellular operating revenues totaling Rp5,117.6 billion, or an increase of Rp1,845.9 billion from Rp3,271.7 billion in 2002. Usage charges increased by Rp1,131.2 billion, or 52.9%, compared to 2002 and represented 63.9% of total cellular services operating revenues, compared to 65.4% in 2002. Although usage charges increased significantly in 2003 compared to 2002, they declined slightly as a proportion of total cellular services operating revenues, principally due to the larger percentage increase in value-added features charges in 2003. Value-added features charges increased by Rp624.5 billion, or 115.9%, in 2003 compared to 2002 and represented 22.7% of total cellular services operating revenues in 2003, compared to 16.5% in 2002. Connection fees declined Rp38.3 billion, or 43.6%, notwithstanding the substantial increase in cellular subscribers during such period, principally as a result of discounts and waiving of connection fees as part of our marketing efforts to attract new cellular subscribers.

As of December 31, 2003, we reported cellular subscriber growth totaling approximately 66.4% compared to the prior year-end. As of December 31, 2003, we had 5,962,444 cellular subscribers, a net addition of approximately 2,379,796 cellular subscribers during 2003. The increase in the number of cellular subscribers was a result of network deployment and our expansion program, together with an aggressive marketing and sales effort.

Fixed Telecommunication Services.    International long-distance services comprised our only source of operating revenues from fixed telecommunication services during 2003 and 2002. Operating revenues from fixed telecommunications services decreased by Rp330.2 billion, or 15.4%, from Rp2,137.9 billion in 2002 to Rp1,807.7 billion in 2003. Total call volume from our “001” and “008” international gateways increased by 19.0%, from 718.7 million minutes in 2002 to 855.5 million minutes in 2003. Total incoming traffic increased by 45.0% from 429.4 million minutes in 2002 to 622.4 million minutes in 2003 due to a higher volume commitment from certain foreign telecommunications operators. Outgoing traffic decreased by 19.4% from 289.3 million minutes in 2002 to 233.2 million minutes in 2003, due primarily to increased competition from VoIP service providers.

The decrease in operating revenues from international long-distance services notwithstanding the increase in total call volumes was due to a combination of several factors: declining volumes in outgoing calls, the continuing decrease in net settlement rates for incoming calls and negotiated discounts associated with volume commitments from foreign telecommunications operators.

MIDI Services.    Operating revenues from MIDI services decreased by Rp34.7 billion, or 2.7%, from Rp1,263.0 billion in 2002 to Rp1,228.3 billion in 2003, primarily due to increased competition from domestic and international providers and appreciation of the Indonesian rupiah against the U.S. dollar compared to 2002, which had the effect of reducing U.S. dollar-denominated operating revenues. Frame relay revenues are generated by Lintasarta and us and are the largest component of MIDI services operating revenues. For the year ended December 31, 2003, frame relay contributed Rp304.3 billion, an increase of Rp18.8 billion from the year ended December 31, 2002. Satellite lease revenues totaled Rp201.5 billion and Rp145.7 billion for the years ended December 31, 2002 and 2003, respectively. World Link and Direct Link revenues decreased from Rp302.7 billion in 2002 to Rp252.8 billion in 2003.

Operating Expenses

Operating expenses increased by Rp997.8 billion, or 20.4%, from Rp4,889.6 billion in 2002 to Rp5,887.4 billion in 2003, primarily due to increased expenses for depreciation and amortization, personnel, compensation to telecommunication carriers and service providers, administration and general, marketing and other costs of services.

Depreciation and amortization expenses increased 14.2% from Rp1,784.3 billion in 2002 to Rp2,038.0 billion in 2003. The depreciation expenses relate primarily to depreciation of base stations and network switching equipment which we added during 2003 as we began to expand our network coverage and capacity following the release of restrictive covenants on Satelindo’s ability to make capital expenditures.

Personnel costs increased by Rp313.7 billion, or 44.2%, from Rp709.3 billion in 2002 to Rp1,023.0 billion in 2003. Personnel costs increased primarily due to expenses associated with our cessation of services of employees implemented in 2003, which amounted to Rp48.8 billion, and additional compensation and facilities costs related to the expansion of the Board of Commissioners and the Board of Directors.

Compensation to telecommunications carriers and service providers increased from Rp648.8 billion in 2002 to Rp724.2 billion in 2003, or 11.6%, largely due to increased international long-distance call volumes during the period. The increase in this operating expense item compared to the 15.4% decrease in fixed telecommunications services operating revenues reflects the decreased margins for international long-distance services, in particular for incoming calls during the period.

Maintenance expenses decreased slightly by Rp1.6 billion, or 0.5%, from Rp298.7 billion in 2002 to Rp297.1 billion in 2003, primarily due to limited capital expenditures in 2002 and more favorable maintenance terms relating to our cellular equipment negotiated in 2002 with our vendors, both of which factors served to lower maintenance expenses slightly in 2003.

Administration and general expenses increased by Rp87.4 billion, or 21.3%, from Rp410.6 billion in 2002 to Rp498.0 billion in 2003, primarily due to an increase in our provision for doubtful accounts for cellular and international long-distance receivables from our legacy subsidiary, Satelindo.

Marketing expenses increased by Rp93.4 billion, or 62.7%, from Rp148.9 billion in 2002 to Rp242.3 billion in 2003, due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers.

Leased circuits expenses decreased by Rp61.3 billion, or 40.0%, from Rp153.0 billion in 2002 to Rp91.7 billion in 2003, due to reduced usage of leased circuits from overseas carriers resulting from an increased usage of submarine cables and lower costs associated with such usage.

Other cost of services expenses increased by Rp237.2 billion, or 32.2%, from Rp735.9 billion in 2002 to Rp973.1 billion in 2003, principally due to a Rp84.8 billion, or 61.9%, increase in the cost of SIM cards sold and pulse reload vouchers and a Rp72.1 billion, or 35.5%, increase in concession fees and radio frequency licenses. The increase in SIM card costs and pulse reload vouchers reflects the increase in cellular subscribers during the period.

Operating Income

As a result of the above factors, operating income increased by Rp470.5 billion, or 25.1%, from Rp1,877.3 billion in 2002 to Rp2,347.9 billion in 2003.

Other Expenses—Net

Other expenses—net increased by Rp195.6 billion, or 32.6%, from Rp599.4 billion in 2002 to Rp795.0 billion in 2003, primarily due to a substantial increase in financing cost and a significant decrease in interest income. Financing cost in 2003 was Rp838.7 billion, representing a 43.1% increase compared to 2002. The increase in financing cost in 2003 was principally due to a significant increase in interest expense resulting from our issuance of bonds in the aggregate amount of Rp91.9 billion in the third quarter of 2003. At the same time, interest income decreased by Rp674.6 billion from Rp822.3 billion in 2002 to Rp147.7 billion in 2003, primarily due to interest income recorded in connection with cross-ownership transactions with Telkom in 2002. In addition, interest rates for time deposits decreased from 2002 to 2003, and our cash reserves decreased during the same period, thereby reducing interest income.

We recorded a foreign exchange gain—net of Rp200.1 billion in 2003, representing a decrease of Rp193.7 billion compared to 2002. We attribute this decrease mainly to the smaller appreciation of the Indonesian rupiah against the U.S. dollar in 2003 compared to 2002.

Our amortization expenses related to goodwill were Rp252.9 billion in 2003, a decrease of Rp440.2 billion, or 63.5%, as a result of our change in accounting policy for amortizing goodwill associated with our acquisition of Satelindo. Effective January 1, 2003, we changed our amortization period for goodwill from five years to 15 years.

We recorded expenses related to our transformation totaling Rp48.8 billion in 2003, primarily representing fee payments to our financial and legal advisors in connection with our financial restructuring and strategic consulting fees in connection with the merger of Satelindo, Bimagraha and IM3 into Indosat.

Extraordinary Item

In 2004 we adopted SAK 38, resulting in the realization of the gain previously recorded in our balance sheet as “Difference in Value from Restructuring Transactions of Entities under Common Control” from the cross-ownership transactions with Telkom. See “Item 4: Information on the Company—Corporate History.” Our historical 2003 consolidated financial statements have been restated for the retrospective recognition of the realized gain to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities Under Common Control” in 2003 because Telkom and Indosat ceased to be under common control following the sale by the Government of a strategic stake in Indosat to ICL. As a result of the adoption of SAK 38, in 2003 we realized a gain on the difference in value from restructuring transactions of entities under common control amounting to Rp4,499.9 billion.

Equity in Net Income of Associated Companies

Equity in net income of associated companies decreased by Rp38.5 billion, or 53.3%, from Rp72.3 billion in 2002 to Rp33.8 billion in 2003, mainly due to the decrease in our equity in the net income of MGTI to Rp30.6 billion in 2003 from Rp70.2 billion in 2002.

Taxation

We recorded income tax expenses—net of Rp776.5 billion in 2002 compared to a benefit of Rp17.9 billion in 2003. Current income tax expenses represented 18.2% of income before income tax and extraordinary item in 2002 compared to 36.9% in 2003.

We recorded income tax expenses-deferred of Rp530.6 billion in 2002 compared to a tax benefit of Rp603.4 billion in 2003, mainly due to the reversal of the net deferred tax liabilities relating to our equity in the net income (loss) of the merged subsidiaries on the merger date in the amount of Rp1,142.3 billion.

Net Income

Our net income increased by Rp5,741.3 billion, or 1,685.1%, from Rp340.7 billion in 2002 to Rp6,082.0 billion in 2003 due to the above operating and non-operating financial performances, including the realized gain resulting from the cross-ownership transactions with Telkom and the application of SAK 38, as well as the reversal of the net deferred tax liabilities relating to our equity in the net income (loss) of the merged subsidiaries on the merger date.

B.    LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of our telecommunications business. Our telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although we have substantial existing network infrastructure, we expect to incur additional capital expenditures primarily in order to focus cellular network development in areas we anticipate will be high-growth areas, as well as to enhance the quality and coverage of our existing network.

Cash Flows

The following table sets forth certain information concerning our historical cash flows:

	For the years ended December 31,
	2002	2003	2004
	(Rp. in billions)
Net cash flows:
Provided by operating activities	344.5	2,919.2	5,972.3
Used in investing activities	(3,984.0)	(3,820.5)	(4,732.6)
Provided by (used in) financing activities	1,831.6	2,579.0	(1,755.7)

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp344.5 billion, Rp2,919.2 billion and Rp5,972.3 billion for the years ended December 31, 2002, 2003 and 2004, respectively. The significant increase in 2004 was primarily due to an increase in cash received from customers totaling Rp2,535.7 billion in 2004, the VAT refund from the merger of Satelindo and IM3 into Indosat totaling Rp1,044.9 billion and a decrease of Rp673.0 billion in taxes paid during 2004. We attribute the increasing trend in cash flows provided by operating activities primarily to growth in our cellular services operating revenues. The increase in 2003 was primarily a result of increased cash received from customers totaling Rp1,372.7 billion, as well as a Rp1,757.8 billion decrease in taxes paid.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp3,984.0 billion, Rp3,820.5 billion and Rp4,732.6 billion for the years ended December 31, 2002, 2003 and 2004, respectively. Net cash used in investing activities during such periods has been driven primarily by significant increases in property and equipment, totaling Rp3,468.3 billion, Rp3,967.0 billion and Rp5,238.3 billion, respectively, as we expanded our network coverage and capacity. In 2004, we received Rp699.0 billion in proceeds mainly from the sale of our interests in MGTI and Pramindo Ikat.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to Rp1,831.6 billion in 2002 and Rp2,579.0 billion in 2003 and net cash used in financing activities amounted to Rp1,755.7 billion in 2004. Net cash used in financing activities in 2004 related primarily to repayment of long-term debt of Rp1,251.6 billion and cash dividends paid in the amount of Rp753.6 billion. In 2002 and 2003, we refinanced indebtedness of our legacy subsidiary, Satelindo, to remove covenants that restricted our ability to invest in our network and also refinanced certain indebtedness of IM3 in order to improve the tenor and cost of our debt profile. We effected the refinancing principally through the Guaranteed Notes due 2010, as well as Indonesian rupiah-denominated bonds and a syndicated loan. See “Item 4: Information on the Company—Principal Indebtedness.”

Debt

As of December 31, 2004, we had outstanding short-term borrowings of Rp9.8 billion (US$1.1 million), long-term borrowings of Rp1,963.5 billion (US$211.4 million) and bonds payable of Rp7,524.1 billion (US$809.9 million). The decline in long-term borrowings of Rp890.6 billion as of December 31, 2004 compared to December 31, 2003 was primarily due to the repayment of loans from BCA and BNI, repayment of outstanding amounts under our syndicated loan and the first semi-annual installment of repayment of principal of the restructured syndicated loan and the effect of foreign exchange losses related to the Guaranteed Notes due 2010 totaling Rp247.5 billion. Our long-term debt to equity ratio declined from 84.5% as of December 31, 2003 to 69.1% as of December 31, 2004. Existing debt agreements provide, among other things, for certain restrictive covenants, including debt service coverage ratio, limitation on total debt and restrictions on liens, sale of assets and merger activities. See “Item 4: Information on the Company—Principal Indebtedness.” From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions.

Capital Resources

We believe the proceeds from the issuance of the Fourth Indosat Bonds, the Syari’ah Ijarah Bonds and the Guaranteed Notes due 2012, together with cash flow from operations, will provide sufficient financing for our anticipated capital expenditures, anticipated debt repayment and interest obligations and other operating needs under our current business plan. However, we face liquidity risk if certain events occur, including but not limited to, the Indonesian economy growing slower than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating.

In the event that we cannot finance our planned capital expenditures with internally generated cash flows, we may seek other external sources of funding. Our ability to raise additional debt financing will be subject to certain covenants in our existing indebtedness. No assurance can be given that we will be able to obtain suitable financing arrangements (including vendor or other third-party financing) for our planned capital expenditures. In the event that we are unable to find such additional external funding sources, we may elect to reduce our planned capital expenditures. Such reduction in capital expenditures may have an adverse effect on our operating performance and our financial condition.

Capital Expenditures

Historical Capital Expenditures

From the beginning of 2002 through 2004, we invested a total of Rp16,674.5 billion (US$1,794.9 million) in our various businesses. With these funds, we primarily purchased equipment and services from foreign suppliers in connection with the development of our cellular network. We invested Rp5,910.7 billion (US$636.2 million) during the year ended December 31, 2004, with such investment predominantly focused on expanding our cellular network by increasing our number of base stations and BTS sites to increase our cellular network coverage and capacity. We expect our capital expenditures to be significant in 2005, as we attempt to enhance the capacity, coverage and quality of our existing cellular network and to satisfy demand-driven cellular network expansion targeted in areas with higher population density or cellular subscriber potential.

Capital Expenditures for 2005 and 2006

Under our capital expenditures program, we plan to invest approximately US$900.0 million in 2005 and approximately US$666.0 million in 2006 in capital expenditures for our various businesses.

We intend to allocate our capital expenditures for 2005 and 2006 as follows:

•	Cellular network investment: For the two-year period, we plan to apply a large majority of our capital expenditures to continue expanding the capacity and coverage and enhancing the quality of our cellular network. We plan to invest a total of approximately US$1,135.0 million in aggregate in our network in 2005 and 2006.

•	Other investment: We plan to invest the remainder of our capital expenditures budget over the next two years in non-cellular network areas, including the fixed-access network, as we increase network access for our corporate customers and continue to provide voice, long-distance and MIDI services to them and also make improvements to our backbone.

The foregoing amounts represent our budgeted investment plans; actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately 20% of budget.

The foregoing capital expenditure plan is based on our understanding of current market and regulatory conditions, and we may amend our plans in response to changes in such conditions. In particular, depending on the regulatory framework for other wireless services, we may decide to increase our investment in fixed wireless networks and services, either through increased capital expenditures, reallocation of our existing planned expenditures, through revenue-sharing schemes or a combination of the foregoing. Revenue-sharing schemes would include partnerships with private investors under which such investors would finance construction of a project in exchange for revenues from the project, similar to a build-operate-transfer structure.

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

Goodwill

Whenever we acquire a subsidiary which is not an entity under common control, any excess of acquisition cost over our interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of the acquisition date is recognized as goodwill. Prior to 2003, we amortized goodwill over a five-year period using the straight-line method. In 2003, we began to amortize goodwill with respect to the acquisition of Satelindo over a 15-year period, based on management’s evaluation of the cellular services business. In relation to this evaluation, management utilized the assessment of an independent appraiser. We review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is made based upon our management’s evaluation of the collectibility of our accounts receivable as of December 31 of each year. In 2002 and 2003, Indosat and our legacy subsidiary, Satelindo, each made allowances for doubtful accounts using different methodologies. In 2004, we harmonized the methodology by adopting Indosat’s historical method of making allowances based upon the type of doubtful account, which we believe most accurately estimates the collectibility of such doubtful accounts.

Estimated Useful Lives and Impairment of Property and Equipment

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

Summary of Significant Differences between Indonesian GAAP and U.S. GAAP

Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. Given the number and nature of differences between U.S. GAAP and Indonesian GAAP, users of Indonesian GAAP financial statements should never assume that they are at all comparable to financial statements prepared in accordance with U.S. GAAP. A description of these differences between Indonesian GAAP and U.S. GAAP are summarized below and in Notes 44 and 45 to our audited consolidated financial statements, included in this annual report.

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

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. The net foreign exchange losses capitalized under Indonesian GAAP should be reversed for U.S. GAAP purposes. The depreciation relating to the capitalized net foreign exchange loss under Indonesian GAAP should be reversed for U.S. GAAP purposes. As a result of this difference, for the year ended December 31, 2003 our net income would be Rp0.6 billion lower under U.S. GAAP. There were no net foreign exchange losses capitalized under Indonesian GAAP for the year ended December 31, 2004.

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

Further, U.S. GAAP requires capitalization of a parent company’s interest expense to all qualifying expenditures. As a result of this difference, for the years ended December 31, 2003 and 2004, our net income would be Rp68.7 billion and Rp229.8 billion higher under U.S. GAAP, respectively.

Pension Plan

Under Indonesian GAAP, we follow SAK 24 in which there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. Under U.S. GAAP, the accounting for these benefits is governed by SFAS No. 87 (“Employers’ Accounting for Pensions”), which was initially applied in January 1991. Under SFAS No. 87, the transition obligation and past service cost are amortized over average remaining service life of the employees. As a result of this difference, for the years ended December 31, 2003 and 2004, our net income would be Rp15.9 million higher and Rp15.1 million lower under U.S. GAAP, respectively.

Post-retirement Benefits

Prior to 2004, under Indonesian GAAP, there are no strict requirements for recognition of an employer’s liability for healthcare plan granted to employees for the period subsequent to retirement. In July 2004, the Indonesian Institute of Accountants issued SAK 24 (“Employee Benefits”), which regulates the accounting and disclosure for employee benefits and also covers the post-retirement benefits. The initial implementation of this accounting pronouncement should be applied retrospectively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented.

Under U.S. GAAP, we account for these benefits over the estimated service period of our employees based on actuarial assumptions which are similar to those provided by SFAS No. 106 (“Employers’ Accounting for Post-retirement Benefits Other than Pensions”). As a result of this difference, for the years ended December 31, 2003 and 2004, our net income would be Rp1.2 billion lower and Rp0.06 billion higher under U.S. GAAP, respectively.

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

Under Indonesian GAAP, expenses associated with the acquisition of the Government permit to use the land, such as the notary fee and taxes, should be amortized over the period of the right to use the land obtained from the Government which, in our case, is an initial period ranging from approximately 20 to 30 years. Under U.S. GAAP, all costs to acquire the landrights should be amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years. As a result of the above difference in accounting treatment, when the landright is sold, the gain or loss from the disposal of land will be different under

Indonesian GAAP and U.S. GAAP. As a result of this difference, for the years ended December 31, 2003 and 2004, our net income would be Rp11.6 billion and Rp9.5 billion lower under U.S. GAAP, respectively.

Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 104 (“Revenue Recognition”), revenue from service connection should be deferred and recognized over the expected term of the customer relationship. As a result of this difference, for the years ended December 31, 2003 and 2004, our net income would be Rp11.9 billion and Rp37.5 billion lower under U.S. GAAP, respectively.

Goodwill

Under Indonesian GAAP, starting in 2003, goodwill is amortized using the straight-line method over 15 years. Prior to 2003, goodwill had been amortized over five years.

Under U.S. GAAP, starting with fiscal year beginning after December 15, 2001, goodwill is not amortized but is subject to impairment test under SFAS No. 142 (“Goodwill and Other Intangible Assets”). Prior to 2002, the goodwill arising from the acquisition of Bimagraha had been amortized over five years. As a result of this difference, for the years ended December 31, 2003 and 2004, our net income would be Rp246.1 billion and Rp226.3 billion higher under U.S. GAAP, respectively.

Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control

Under Indonesian GAAP, due to the retrospective application of SAK 38, we realized the gain from transactions with Telkom to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” (previously this gain was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control,” a component of stockholders’ equity).

Under U.S. GAAP, we should only record the gain/loss resulting from transactions with previously under-common-control parties starting from the time of the loss of the common-control status. Accordingly, the realized gain from transactions with Telkom prior to the loss of the common-control status on March 15, 2003 credited to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” was reversed under U.S. GAAP. As a result of this difference, for the year ended December 31, 2003, our net income would have been Rp7,411.7 million lower under U.S. GAAP.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2002, 2003 and 2004, we did not conduct significant research and development activities.

D.    TREND INFORMATION

Please refer to the introductory discussion to “—Operating and Financial Review and Prospects—Operating Results” above for a detailed discussion of significant trends impacting our operating results and financial condition. See also “Item 3: Key Information—Risk Factors” for more information regarding why reported financial information may not necessarily be indicative of future operating results.

E.    OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2004, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2004, we had contractual obligations in the amount of US$412.0 million of foreign currency-denominated contracts and Rp7,544.7 billion of Indonesian rupiah-denominated contracts. The foreign currency-denominated contractual obligations require payments totaling US$112.0 million in 2005 and US$300.0 million in 2010. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp1,144.8 billion in 2005, Rp3,699.9 billion from 2006 through 2007, Rp1,860.0 billion from 2008 through 2009 and Rp840.0 billion in the periods after 2009.

	Payments due by period
	Total		Less than one year		One to three years		Three to five years		Over five years
	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$
	(Rp. in billions and US$ in millions)
Contractual obligations:
Long-term debt	1,988.8	—	375.4	—	1,613.4	—	—	—	—	—
Bond payments(1)	4,786.5	300.0	—	—	2,086.5	—	1,860.0	—	840.0	300.0
Operating leases	9.7	0.1	9.7	0.1	—	—	—	—	—	—
Unconditional purchase obligations	759.7	111.9	759.7	111.9	—	—	—	—	—	—

Total contractual cash obligations	7,544.7	412.0	1,144.8	112.0	3,699.9	—	1,860.0	—	840.0	300.0

(1)	These amounts have been calculated under the assumption that the call and put options for Series B of the Second Indosat Bonds totaling Rp200.0 billion and the early settlement and buy back options provided in Series B of the Third Indosat Bonds totaling Rp640.0 billion are not exercised. See “Item 4: Information on the Company—Principal Indebtedness—Second Indosat Bonds” and “Item 4: Information on the Company—Principal Indebtedness—Third Indosat Bonds.”

Item 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards. For information regarding our employees, see “Item 4: Information on the Company—Employees.”

Board of Commissioners

Our Board of Commissioners consists of nine members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be appointed by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market Supervisory Agency, or Bapepam, and Jakarta Stock Exchange rules, we have designated three commissioners as Independent Commissioners: Lim Ah Doo, Farida Eva Riyanti Hutapea and Mohammad Ikhsan. As of June 23, 2005, our Board of Commissioners consisted of nine members as listed below:

Name	Age	Commissioner Since	Position
Peter Seah Lim Huat	58	2002	President Commissioner
Lee Theng Kiat	52	2002	Commissioner
Sio Tat Hiang	57	2002	Commissioner
Sum Soon Lim	62	2002	Commissioner
Roes Aryawijaya	53	2002	Commissioner
Setyanto P. Santosa	58	2005	Commissioner
Lim Ah Doo	55	2002	Independent Commissioner
Farida Eva Riyanti Hutapea	55	2004	Independent Commissioner
Soeprapto	59	2005	Independent Commissioner

Set forth below is a short biography of each of our Commissioners.

Peter Seah Lim Huat has been the President Commissioner since December 2002. Mr. Seah is currently an Advisor of the Temasek Advisory Panel and Chairman of Singapore Technologies Engineering Ltd, SembCorp Industries Limited and Singapore Computer Systems Limited. Presently, he sits on the boards of Asia Financial Holdings Pte Ltd, CapitaLand Limited, Chartered Semiconductor Manufacturing Ltd, StarHub Pte Ltd, STATSChipPAC Ltd, PSA International Pte Ltd and Government of Singapore Investment Corporation. He also serves as Deputy Chairman of ST Telemedia, Vice Chairman of Global Crossing Limited and President Commissioner of PT Bank Internasional Indonesia Tbk. Mr. Seah is also the Vice President of the Singapore Chinese Chamber of Commerce & Industry and the Honorary Treasurer of the Singapore Business Federation Council. He was a banker for 33 years before retiring as Vice Chairman and Chief Executive Officer of Overseas Union Bank in September 2001. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

Lee Theng Kiat has been a Commissioner since December 2002. Mr. Lee currently serves as the President and Chief Executive Officer of ST Telemedia. In the past, Mr. Lee has held several positions including Director of Legal/Strategic Investment of Singapore Technologies Ventures from 1992 to 1995, Director of Legal of Singapore Technologies Holdings from 1990 to 1992, and Director of Legal of Singapore Technologies Industrial Corporation from 1985 to 1989. Mr. Lee earned a Bachelor of Law (Honors) from the University of Singapore in 1976.

Sio Tat Hiang has been a Commissioner since December 2002. Mr. Sio currently serves as the Executive Vice President of ST Telemedia. Mr. Sio has held several positions including Group Treasurer/Director of Strategic Investment of Singapore Technologies Pte Ltd from 1993 to 1997, Vice President of Corporate Finance of Singapore Technologies Holding from 1991 to 1993, Director/Corporate Accounts of Sung Hung Kai Securities Pte Ltd from 1989 to 1991 and Vice President/Head of Domestic Money Markets for OCBC Bank from 1987 to 1989. Mr. Sio earned a Bachelor’s degree in Business Administration (Honors) from the University of Singapore in 1970.

Sum Soon Lim has been a Commissioner since December 2002. Currently, Mr. Sum also serves as a Director of Chartered Semiconductor Manufacturing Ltd, Director of CapitaLand Ltd, Director of ST Telemedia, Director of Green Dot Capital Pte Ltd, Director of Vertex Ventures Holdings Ltd, Director of Singapore Health Services Pte Ltd, Director of Singapore Press Holdings Ltd, Corporate Advisor to Singapore Technologies Pte Ltd and Member of the Securities Industry Council. Mr. Sum earned a Bachelor’s degree in Production Engineering from the University of Nottingham, United Kingdom.

Roes Aryawijaya has been a Commissioner since December 2002. Mr. Aryawijaya currently serves as the Deputy Minister of State-Owned Enterprises (Mining, Strategic Industry, Energy and Telecommunications) and Commissioner for Pertamina (the Indonesian state-owned oil company). In the past, Mr. Aryawijaya has held several positions, including Head of Planning Bureau, Secretary General of the Department of Mining and Energy from 1999 to 2000, Head of Geothermal Exploration and Production Sub-Directorate from 1994 to 1999, and Head of Natural Gas Refinery and Transportation Sub-Directorate from 1990 to 1991. Mr. Aryawijaya earned an MSc degree in Petroleum Economics from the University of New South Wales, Australia, and a degree in Petroleum Engineering from Bandung Institute of Technology in 1977.

Setyanto P. Santosa has been a Commissioner since June 2005. Mr. Santosa currently serves as Secretary General of the Ministry of Culture and Tourism. Mr. Santosa earned a Master’s degree in Economics from Michigan State University and a degree in Economics from the University of Padjadjaran.

Lim Ah Doo has been a Commissioner since December 2002 and was appointed an Independent Commissioner in the same year. He has served as Chairman of our Audit Committee since June 2004 and as a member of our Remuneration Committee since July 2004. Mr. Lim currently serves as the Director of GP Industries Ltd and President of RGM International Pte. Ltd. In the past, Mr. Lim has held several positions including Chairman and Managing Director of Deutsche Morgan Grenfell (Asia) Ltd from 1993 to 1995. Mr. Lim earned a Master of Business Administration degree from Cranfield School of Management in 1976, and a Bachelor of Science in Engineering (Honors) from Queen Mary College, University of London, in 1971.

Farida Eva Riyanti Hutapea has been an Independent Commissioner since June 2004 and a member of our Audit Committee and our Remuneration Committee since July 2004. Mrs. Eva has served as President Director of PT Usaha Kita Makmur Indonesia since July 2004, Deputy President Director of KADIN Indonesia (The Indonesian Chamber of Commerce and Industry) since March 2004 and a member of the Advisory Board of APINDO (The Employers’ Association of Indonesia) since 2003. In addition, she served as President Director of PT Indofood Sukses Makmur Tbk from June 1999 to June 2004 and as a member of the Good Corporate Governance National Committee from June 2000 to November 2004. Mrs. Eva earned a degree in Economics from the University of Indonesia in 1973.

Soeprapto has been an Independent Commissioner since June 2005. In the past, Mr. Soeprapto has held several positions, including Assistant to the Army Chief of Staff of the Republic of Indonesia from 2000 to 2001, and a Commissioner of PT Nusariau Kencana Coal from 2001 to 2003. In addition, Mr. Soeprapto has served as a Commissioner of PT Mentari Abdi Pertiwi since 2004. Mr. Soeprapto earned a degree in Political Science from the Open University, Jakarta and attended training at the Indonesian National Defense Institute.

The term of each of the Commissioners concludes at the close of the fourth annual general meeting of shareholders after the date of appointment, expiring in 2008 for the current Commissioners. A Commissioner may be removed prior to the expiration of his term of office at a general meeting of the shareholders. A member of the Board of Commissioners may not assume a concurrent position which may cause a conflict of interest with our interests, directly or indirectly, without the approval of the shareholders at a general meeting. The Commissioners’ business address is Jalan Medan Merdeka Barat 21, Jakarta, 10110, Republic of Indonesia.

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be appointed by the holder of the one Series A share. As of June 23, 2005, our Board of Directors consisted of nine members as listed below:

Name	Age	Director Since	Position
Hasnul Suhaimi	47	2002	President Director
Ng Eng Ho	51	2002	Deputy President Director
Johnny Swandi Sjam	44	2005	Director of Consumer Market
Wahyu Wijayadi	47	2003	Director of Corporate Market
Wityasmoro Sih Handayanto	47	2002	Director of Planning and Project Development
Raymond Tan Kim Meng	50	2004	Director of Network Operations and Quality Management
Joseph Chan Lam Seng	47	2004	Director of Information Technology
Wong Heang Tuck	37	2004	Director of Finance
S. Wimbo S. Hardjito	49	2005	Director of Corporate Services

Set forth below is a short biography of each of our Directors.

Hasnul Suhaimi has been the President Director since June 2005. In the past, he has held several positions, including Director of Consumer Market from February to June 2005, Director of Cellular Marketing from 2003 to 2005, Director of Sales and Marketing from 2002 to 2003, President Director of IM3 from 2001 to 2002, Director of Marketing and Sales of Telkomsel from 1998 to 2000, Director of Marketing and Sales of PT Indosel from 1997 to 1998, General Manager of Sales of Indosat from 1996 to 1997, General Manager of Marketing of Indosat from 1995 to 1996 and Operation Manager of Telex and Telephone from 1987 to 1990. Mr. Suhaimi earned a Masters degree in Business Administration from the University of Hawaii in 1992 and a degree in Electrical Engineering from Bandung Institute of Technology in 1981.

Ng Eng Ho has been the Deputy President Director since December 2002. In the past, Mr. Ng has held several positions including Managing Director of Keppel T&T from 1998 to 2002 and Head of Telecoms Division of Keppel T&T from 1990 to 1997. Mr. Ng holds a Bachelor of Science in Telecommunications System Engineering (Honors) from the Royal Military College of Science, United Kingdom.

Johnny Swandi Sjam has been the Director of Consumer Market since June 2005. In the past, Mr. Sjam has held several positions, including President Director of PT Sisindosat from 1999 to 2000, President Director of PT Satelindo from 2002 to 2003 and Senior Vice President of PT Indosat from 2003 to 2005. Mr. Sjam earned a Master of Science in Business Administration and Policy from the University of Indonesia, a degree in Industrial Management from the School of Industrial Management, and a degree in Information Technology from the University of Gunadharma.

Wahyu Wijayadi has been the Director of Corporate Market since February 2005 after serving as the Director of Fixed Communications and MIDI from 2003 to 2005. Currently, Mr. Wijayadi also holds the position of President Commissioner of IMM and Commissioner of PT Aplikanusa Lintasarta. In the past, Mr. Wijayadi has held several positions including General Manager Corporate Secretary of Indosat from 2000 to 2002, General Manager, Jakarta Region of Indosat from 2002 to 2003, President Commissioner of Satelindo from 2001 to 2002, General Manager, Corporate Secretary of Indosat from 2000 to 2002, President Commissioner of Telkomsel from 2000 to 2001 and Operations & Production Director of PT Cipta Televisi Pendidikan Indonesia from 1997 to 2000. Mr. Wijayadi earned a Masters of Business Administration from IPMI in 1989 and a degree in Electrical Engineering from Bandung Institute of Technology in 1982.

Wityasmoro Sih Handayanto has been the Director of Planning and Project Development since February 2005. In the past, Mr. Handayanto has served as Director of Business Development from 2003 to 2005, Director of Corporate Development from 2002 to 2003, Commissioner of Satelindo and IM3 from 2002 to 2003, General Manager for Business Development of Indosat from 2000 to 2002, Commissioner of PT Aplikanusa Lintasarta from 2001 to 2002, Commissioner of Cambodia Telecommunication Corp. from 2000 to 2002, Director of Marketing & Sales and Development of Lintasarta from 1994 to 2000 and Director of Sisindosat from 1992 to 1993. Mr. Handayanto earned a Masters degree in Business Administration from IPMI in 1989 and a degree in Electrical Engineering from the Bandung Institute of Technology in 1982.

Raymond Tan Kim Meng has been the Director of Network Operations and Quality Management since February 2005 after serving as the Director of Operations and Quality Improvement from 2004 to 2005. In the past, Mr. Tan has held several positions including Senior Vice President Business Development of Indosat from 2002 to 2003, Deputy President Director of PT Satelindo and Director of Procurement in 2003. Prior to joining Indosat, he held senior positions with Nokia, Lucent Technologies, Nortel, Shinawatro DataCom and SingTel. Mr. Tan earned a Bachelor degree in Electrical Engineering (Honors) from the University of Singapore in 1979.

Joseph Chan Lam Seng has been the Director of Information Technology since September 2004. In the past, Mr. Chan has held several positions including Senior Vice President Cellular Marketing Directorate of Indosat from January 2004 to September 2004, Assistant Vice President, Switching & NGN System of Starhub Pte Ltd from 1998 to 2002, and Deputy General Manager, Chartered System & Networks from 1992 to 1998. Mr. Chan holds a Bachelor degree in Electrical Engineering from the University of Singapore.

Wong Heang Tuck has been the Director of Finance since September 2004. In the past, Mr. Wong has held several positions including Senior Vice President Controlling of Indosat from March 2004 to September 2004, Vice President Finance and Corporate Development of Keppel Communication Pte Ltd from 2002 to 2003, Deputy General Manager Business Development of Keppel Telecommunications and Transportation Ltd from 2000 to 2003, Deputy General Manager Corporate Development (Chairman’s Office) of Keppel Corporation Ltd from 2000 to 2002. Mr. Wong was awarded First Class B. Eng (Hons) in Mechanical Engineering from the University of Manchester in 1991 and a Masters in Business Administration from Imperial College London in 1992.

S. Wimbo S. Hardjito has been the Director of Corporate Services since June 2005. In the past, Mr. Hardjito has held several positions, including Senior Vice President of Indosat from 2003 to 2005, Director of Satelindo in 2002 and Director of MGTI from 1995 to 1997. Mr. Hardjito earned a degree in Electrical Engineering from the Bandung Institute of Technology.

The Directors’ terms of appointment end at the close of the fifth annual general meeting after the date of their appointment. At a general meeting of shareholders, the shareholders may remove any Director before the expiration of his term of office. A Director’s term of office will automatically terminate upon bankruptcy or put under custody by court order, resignation, death or in the event that the Director is prohibited by law from holding such position. In the event any member of the Board of Directors resigns, a written notification of such resignation must be submitted by the resigning Director to us at least 90 days prior to the effective date of the resignation, provided that the Board of Commissioners may waive the period of such notice requirement in its sole discretion. Within 30 days after a vacancy opens on the Board of Directors that causes the number of members of the Board of Directors to be less than the minimum required number of Directors as stipulated in our Articles of Association, a general meeting of shareholders must be convened to fill the vacancy. A member of the Board of Directors may not assume a concurrent position, which may cause a conflict of interest, directly or indirectly, with our interests. A member of the Board of Directors may assume a concurrent position that does not cause a conflict of interest, subject to the approval of the Board of Commissioners and notification to a general meeting of shareholders. Should the President Director want to assume a concurrent position of this type, the approval of a general meeting of shareholders is also required. The business address of the Board of Directors is Jalan Medan Merdeka Barat 21, Jakarta, 10110, Republic of Indonesia.

None of our Commissioners or Directors has a service contract with us, nor are any such contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above.

Compensation of Commissioners and Directors

For their services, Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The total compensation expenses recorded for payment to our Commissioners and Directors for 2004 was Rp68.1 billion.

The remuneration of the Directors is determined by the Board of Commissioners. In making its determination, the Board of Commissioners shall consider any recommendations provided by our Remuneration Committee and shall report the determination to our shareholders at the annual general meeting of shareholders. Incentives are paid semi-annually and generally represent approximately 33.3% of such individual’s annual salary.

Board Practices

Our Board of Commissioners act as our overall supervisory and monitoring body with principal functions including reviewing our development plan, monitoring the performance of our work plan, reviewing and approving the budget, implementing our Articles of Association and resolutions of the shareholders’ general meeting. Decisions above certain monetary thresholds must be referred by our Board of Directors to our Board of Commissioners or shareholders for their review and approval. In carrying out its supervisory activities, the Board of Commissioners represents the interests of the shareholders and is accountable to our shareholders.

Meetings of the Board of Commissioners must be held at least once every three months, but a meeting of the Board of Commissioners may be convened at the direction of the President Commissioner or when requested by at least one-third of all Commissioners. A meeting of the Commissioners is lawful and entitled to make lawful and binding decisions only if a majority of the Commissioners are present or represented. At any meeting each Commissioner is entitled to one vote and, in addition, may cast one vote for each Commissioner he is representing. A Commissioner may be represented at a meeting of the Commissioners only by another Commissioner appointed pursuant to a power of attorney. Except as otherwise provided in our Articles of Association, resolutions of the Board of Commissioners must be adopted by deliberation and consensus. If no agreement is reached through this method, resolutions must be passed by a simple majority of the Commissioners. In the event of a tie vote, the proposal is deemed rejected unless the matter concerns an individual, in which case the President Commissioner may cast the deciding vote. The Board of Commissioners may adopt lawful and binding decisions without convening a meeting of the Commissioners if all of the members of the Board of Commissioners approve and sign the decision.

The Board of Directors is generally responsible for managing our business in accordance with applicable laws, the Articles of Association and the policies and directives issued by the general meeting of shareholders and the Board of Commissioners. The President Director alone shall have the authority to represent and act on behalf of the Board of Directors and us. If the President Director is absent or disabled, then the Deputy President Director shall have such authority, or if the Deputy President Director is absent or disabled, then one of the Directors designated by the President Commissioner, shall have such authority.

The Board of Directors must first obtain written approval from the Board of Commissioners to: (i) purchase or sell shares of other companies in the capital markets; (ii) enter into a license agreement or cooperation, joint venture, management or similar agreement with third parties; (iii) purchase, dispose, sell, pledge or encumber our fixed assets; (iv) cease collection efforts and write-off accounts receivable; (v) bind us as a guarantor; (vi) accept or grant medium- or long-term loans or accept non-operational short-term loans; (vii) engage in capital participations or dispose of our capital participations in other enterprises if not conducted through the capital markets; and (viii) establish a subsidiary. The Board of Commissioners shall be obligated to determine thresholds for the actions referenced in (i) to (viii) above and shall be entitled to modify such thresholds from time to time. In the event that a certain action falls below the threshold amount, then the Board of Commissioners’ approval is not required. When considering (vii) and (viii), the Board of Commissioners shall also observe prevailing capital markets regulations and, in the event a transaction represents more than 10.0% of our revenues or 20.0% of stockholders’ equity or exceeds a threshold contained in the capital markets regulations, shareholders’ approval is required.

Meetings of the Board of Directors are convened when called by the President Director, Deputy President Director, or when requested by more than one-third of the total members of the Board of Directors. A meeting of the Directors is valid and entitled to adopt binding decisions only if a majority of the Directors are present or represented. A Director may be represented at a meeting of the Board of Directors only by another Director appointed pursuant to a power of attorney issued for that particular purpose. At any meeting of the Board of Directors each Director is entitled to one vote and, in addition, one vote for each other Director he is representing. Resolutions of the Board of Directors must be adopted by deliberation and consensus. If no agreement is reached by deliberation and consensus, the resolutions must be passed by a majority vote, and, in the event of a tie vote, the President Director has a deciding vote. The Board of Directors may adopt valid and binding resolutions without convening a meeting of the Directors if all of the Directors approve and sign the resolutions in writing.

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

The Articles of Association provide that if there is a conflict between our interests and those of a Director, then with the approval of the Board of Commissioners, we shall be represented by another member of the Board of Directors. If all Directors have a conflict, we shall be represented by the Board of Commissioners or one Commissioner designated by the Board of Commissioners. If the entire Board of Commissioners has a conflict, the shareholders may appoint one or more persons to represent us.

Audit Committee

In accordance with Bapepam, Jakarta Stock Exchange and New York Stock Exchange regulations, we have formed an independent Audit Committee, consisting of five persons and chaired by one of the Independent Commissioners. The duties of the Audit Committee include providing professional, independent advice to the Board of Commissioners and identifying matters that require the attention of the Board of Commissioners, including review of the following: our financial information (including financial reports and projections); the independence and objectivity of our public accountant; the adequacy of our public accountant’s audits that all material risks have been considered; the adequacy of our internal controls; our compliance as a listed company with the prevailing capital markets regulations and other regulations related to our business and our internal auditors’ duties. The Audit Committee also examines and reports complaints to the Board of Commissioners, maintains the confidentiality of documents, data and information relating to us, conducts an audit of any alleged mistake in the resolutions of a Board of Directors’ meeting or deviations in the implementation of the resolutions of such meeting and maintains the Audit Committee charter. As of June 1, 2005, the members of our audit committee were Lim Ah Doo (Chairman), Farida Eva Riyanti Hutapea, Mohammad Ikhsan, Achmad Rivai and Achmad Fuad Lubis. On June 8, 2005, Mohammad Ikhsan was discharged from his position as one of the Independent Commissioners at the Company’s Annual General Meeting of Shareholders and ceased to serve on our Audit Committee, and Soeprapto was appointed as an Independent Commissioner. Our Commissioners currently expect to appoint Soeprapto to our Audit Committee. Achmad Rivai and Achmad Fuad Lubis serve as independent outside members of our Audit Committee pursuant to Bapepam regulations requiring at least two outside persons to serve as members of the Audit Committee.

Share Ownership

As of March 31, 2005, our authorized capital was divided into 5,287,115,999 Series B shares, each with a par value of Rp100. In addition, the Government, acting through its Ministry of State-Owned Enterprises, owns the one Series A share and has special voting rights. As of March 31, 2005, aside from ICL and the Government, there were no shareholders beneficially owning more than 5% of our outstanding common stock.

The following table sets forth information as of March 31, 2005 regarding (i) persons known to us to own more than 5% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors.

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	ICL	2,171,250,000	41.07
Series B	Government	776,624,999	14.69
Series B	Hasnul Suhaimi	*	*
Series B	Ng Eng Ho	*	*
Series B	Wahyu Wijayadi	*	*
Series B	Wityasmoro Sih Handayanto	*	*
Series B	Raymond Tan Kim Meng	*	*
Series B	Joseph Chan Lam Seng	*	*
Series B	Johnny Swandi Sjam	*	*
Series B	S. Wimbo S. Hardjito	*	*

*	Less than 1%

Employee Stock Option Plan

Our shareholders passed resolutions at the Extraordinary General Meeting of Shareholders on December 27, 2002 and the annual general meeting of shareholders on June 26, 2003 to approve an employee stock option plan to issue 258,875,000 Series B shares (as adjusted for the five-for-one stock split on March 8, 2004), or approximately 5% of our issued and paid-up capital immediately prior to each meeting of shareholders. Under our employee stock option plan, we granted options to purchase our shares to the permanent employees, Directors and Commissioners of IMM, Sisindosat, Lintasarta and us.

We granted options under the employee stock option plan in two phases. The options have a one-year vesting period and are exercisable commencing August 1, 2004 for the first phase and commencing August 1, 2005 for the second phase. The exercise price for the stock options has been calculated as 90% of the average closing price for our shares during certain periods preceding the annual shareholders’ meetings in 2003 for the first phase and in 2004 for the second phase. The exercise price is Rp1,567.4 (adjusted for the five-for-one stock split on March 8, 2004) and Rp3,702.6 for the first phase and second phase, respectively.

Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our major shareholders are ICL and the Government, acting through the Ministry of State-Owned Enterprises, which together own 55.76% of our common stock. In addition, the Government holds a special share, the Series A share, and has special voting rights. As of December 31, 2004, aside from ICL and the Government, there were no shareholders beneficially owning more than 5% of our outstanding common stock.

The Government

Prior to our initial public offering in 1994, the Government owned 100% of our outstanding common stock. As of the beginning of 2002, the Government owned 65% of our outstanding common stock. By virtue of its common stock ownership, the Government had retained control over us and had the power to elect all of our Board of Commissioners and our Board of Directors and to determine the outcome of substantially all actions requiring the approval of our shareholders. In addition, pension plans, insurance funds and other Indonesian investors owned or controlled, directly or indirectly, by the Government, purchased shares of common stock in the initial public offering.

On May 16, 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender, reducing the Government’s shareholding to 56.9%. On December 20, 2002, the Government sold 41.9% of our outstanding common stock to ICL (described below), further reducing the Government’s shareholding to 15.0%. However, aside from our common stock, our capital structure also includes a special share, the Series A share, and the Government retains a significant degree of control over us through the one Series A share.

As the holder of the one Series A share, the Government has special voting rights. The material rights and restrictions which are applicable to the common stock are also applicable to the one Series A share, except that the Government may not transfer the Series A share and it has veto rights with respect to: (i) increases in our share capital without pre-emptive rights; (ii) mergers, consolidations and acquisitions involving us; (iii) liquidation and dissolution; (iv) amendments to the Articles of Association related to our purposes and objectives and the Series A holder’s veto rights. The above veto rights were temporarily limited by the Shareholders’ Agreement between the Government and ICL described below to the extent that the Government agreed to vote all of its shares in accordance with the written instructions of ICL on the above matters for a period of one calendar year from effectiveness of the sale to ICL.

ICL

On December 15, 2002, ICL, a subsidiary of STT Communications Ltd, entered into a Share Purchase Agreement (the “Share Purchase Agreement”) and a Shareholders’ Agreement (the “Shareholders’ Agreement”) with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as our shareholder. STT Communications Ltd is 99%-owned by ST Telemedia, which is part of the Singapore Technologies group and which is directly and indirectly owned by Temasek Holdings (Private) Limited. Pursuant to the Share Purchase Agreement, the Government agreed to sell, and ICL agreed to purchase, 434,250,000 Series B Shares representing 41.9% of the total outstanding Series B Shares as of the date of such agreements. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002, at which time the Shareholders’ Agreement became effective. After consummation of this sale and purchase, the Government held 155,324,999 Series B Shares, representing 15.0% of the total outstanding Series B Shares. The aggregate purchase price for the Series B Shares acquired by ICL pursuant to the Share Purchase Agreement was Rp5,623,537,500,000 (approximately US$605.3 million).

Under the Shareholders’ Agreement, the Government and ICL have agreed to vote their respective shares and procure that their respective nominated Directors vote and take all other action necessary in order to give effect to the provisions of the Shareholders’ Agreement. The Government has agreed with ICL to discuss how it will vote on resolutions at a shareholders’ meeting relating to certain matters set out in the Shareholders’ Agreement if requested by ICL. The Government also agreed to vote all of its shares in accordance with ICL’s written instructions on certain matters set out in the Shareholders’ Agreement for a period of one year from December 20, 2002.

Under the Shareholders’ Agreement, each of the Government and ICL must vote its shares and take all other action necessary or required to elect the Board of Commissioners as follows. They have agreed to elect (i) the required number of commissioners nominated by ICL so that such nominees constitute a simple majority of the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government’s holding of Series B Shares was reduced beyond a certain number (the “Residual Shares”) but the Government remained the holder of the Series A Share. The Government and ICL must also vote their shares and take all other action necessary or required to elect to the Board of Directors including (i) the required number of directors nominated by ICL so that such nominees constitute a simple majority of the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government’s holding of Series B Shares was reduced to less than the Residual Shares. There are also certain quorum requirements set out in the Shareholders’ Agreement.

ICL is restricted under the Shareholders’ Agreement from transferring any Series B shares acquired from the Government for a period of three years from the purchase of the shares, or December 20, 2005, subject to certain exceptions. Under the Shareholders’ Agreement, the Government was not permitted to transfer any Residual Shares for a period of one year from the purchase of the shares, or December 20, 2003, other than to ICL and to certain affiliates. The Shareholders’ Agreement will terminate on December 31, 2005 (or earlier in limited circumstances).

The Government’s sale to ICL has triggered several demonstrations and protests, including a class action suit lodged by an Indonesian non-governmental organization. The class action suit apparently has the support of a number of prominent political parties and figures in Indonesia. The class action alleges that proper government and parliamentary approvals, as required by the Indonesian constitution, were not obtained for the sale. A Jakarta district court has dismissed the case, and an appeal is pending in the High Court. There are only limited precedents with respect to class action suits in Indonesia, and we are unable to assess the validity of the plaintiffs’ claims. As a result, the outcome of the case is uncertain. See “Item 8: Financial Information—Legal Proceedings.”

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and ICL, and entities that are related to or owned or controlled by the Government and ICL. The most significant of these transactions include interconnection agreements and account receivables with Telkom and cash and cash equivalents in the amount of Rp2,526.6 billion deposited in state-owned banks as of December 31, 2004. We also pay approximately 1% of our gross revenues, adjusted for certain items, to the Ministry of Communications and Information Technology as a concession fee. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry—the Telecommunications Law—Fee Regime.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers.

Item 8:    FINANCIAL INFORMATION

Consolidated Financial Statement and Other Financial Information

See “Item 17: Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are involved in legal proceedings concerning matters arising in connection with the conduct of our business. We are not currently involved in, and have not recently been involved in, any legal or arbitration proceedings that we believe would be likely to have a material effect on our financial condition or results of operations other than as disclosed in this annual report.

On May 5, 2004, we received the Supreme Court’s verdict No.1610K/PDT/2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction and requiring us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date. On December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion (US$2.1 million) to the Central Jakarta District Court. We have initiated a new action in the Central Jakarta District Court asserting that the Primkopparseni members’ meeting at which the members decided to proceed with the dispute against us was invalid. On January 12, 2005, the court held that such members’ meeting was unlawful, and Primkopparseni has filed an appeal of that decision.

Although we are not a named defendant in the suit, we are the subject of a class action suit alleging that proper Government and parliamentary approvals, required by the constitution, were not obtained for the divestment of the Government’s 41.9% stake in us to ST Telemedia. This suit was dismissed by the Central Jakarta District Court, but an appeal to the High Court is pending. There are only limited precedents with respect to such suits in Indonesia, and we are unable to assess the validity of the appellants’ claims. As a result, the outcome of this case is uncertain.

In September 2004, several Indonesian non-governmental organizations published a report discussing the divestment of the Government’s 41.9% stake in ST Telemedia, or the Telemedia Divestment. On April 6, 2005, the Attorney General of Indonesia, based on a review of the report, conducted a public hearing regarding possible or potential breaches of the law in connection with the Telemedia Divestment. The public hearing was intended to solicit responses from the community and gather relevant information in connection with the Telemedia Divestment. The Attorney General will determine whether further investigation is warranted based on information that has come to light as a result of the public hearing. We have no information as to whether the Attorney General has decided to initiate any further investigation.

We are also subject to a claim from the Government’s Ministry of Finance set forth in its letter No. S-498/LK/2004 dated February 5, 2004. Such claim assesses a dividend penalty in the amount of Rp20.6 billion and Rp42.9 billion arising from our alleged failure to pay dividends in a timely manner to the Government for the years ended December 31, 1999 and 2000, respectively. Regulations require state-owned enterprises to pay dividends in accordance with certain regulatory schedules. We have refused to pay such dividend penalty to the Government because the payment schedule of dividends for 1999 and 2000 was agreed by our shareholders, including the Government, acting through the Minister for State-Owned Enterprises, in compliance with the rules of the Jakarta Stock Exchange and New York Stock Exchange.

Dividend Policy

Our shareholders declare dividends at the Annual General Meeting of Shareholders upon the recommendation of our Board of Directors. At our 2002, 2003 and 2004 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 40%, 45% and 48% of our net income for the years ended 2001, 2002 and 2003, respectively, prior to giving effect to the restatement of our 2002 and 2003 audited financial statements. We intend to continue paying dividends, consistent with past practices, amounting to between 30% and 50% of our net income.

Item 9:    THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange (the “JSX”):

	Price per Share
	High	Low
	(in Rp.)
Calendar Year
2000	18,750	6,500
2001	11,150	7,300
2002	13,650	6,400
2003	15,000	7,250
2004(1)	6,000	3,040

Financial Quarter
First Quarter 2003	8,800	7,250
Second Quarter 2003	9,450	7,650
Third Quarter 2003	9,550	8,000
Fourth Quarter 2003	15,000	9,350
First Quarter 2004(1)	3,850	3,040
Second Quarter 2004(1)	4,525	3,275
Third Quarter 2004(1)	4,425	4,025
Fourth Quarter 2004(1)	6,000	4,225
First Quarter 2005(1)	6,400	4,750

Month
December 2004	5,850	5,350
January 2005	6,400	5,700
February 2005	5,750	5,250
March 2005(1)	5,450	4,750
April 2005(1)	5,250	4,325
May 2005(1)	4,950	4,275
June 2005 (through June 23)(1)	5,650	5,025

(1)	As adjusted for the five-for-one stock split approved on March 8, 2004.

On June 23, 2005, the closing price for a share of our common stock was Rp5,600.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange (the “NYSE”).

Price per ADS
	High	Low
(in US$)
Calendar Year
2000	24 8/16	7
2001	12 13/64	6 51/64
2002	14 13/64	7 11/32
2003	18	8 1/32
2004	33 1/4	17 13/16

Financial Quarter
First Quarter 2003	9 123/128	8 1/32
Second Quarter 2003	11 59/128	8 23/128
Third Quarter 2003	11 41/128	9 21/64
Fourth Quarter 2003	18	11 51/128
First Quarter 2004	22 17/128	17 13/16
Second Quarter 2004	26 45/128	18 19/32
Third Quarter 2004	24 15/16	21 23/64
Fourth Quarter 2004	33 1/4	23 59/128
First Quarter 2005	34 1/4	24 63/64

Month
December 2004	31 119/128	28 63/64
January 2005	34 1/4	31 5/32
February 2005	31 19/64	28 7/32
March 2005	29 1/64	24 63/64
April 2005	26 109/128	22 17/32
May 2005	25 3/4	22 39/64
June 2005 (through June 23)	29 1/32	25 5/8

On June 23, 2005, the closing price for an ADS was US$28.46 on the NYSE.

Markets

Our common stock is listed on the JSX and the SSX. The JSX is the principal non-U.S. trading market for our common stock. In addition, ADSs, each representing 50 shares of common stock, are listed on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 Series B shares (as compared to the ten Series B shares previously represented thereby).

The Indonesian Securities Market

Currently, there are two principal stock exchanges in Indonesia. The primary market is the JSX and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp679.9 trillion at year end 2004 as compared to Rp605.4 trillion for the SSX. Total trading value on the JSX during 2004 was Rp247.0 trillion, compared with Rp8.0 trillion on the SSX.

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

Trading on the NYSE

The Bank of New York serves as depositary (the “Depositary”) with respect to the ADSs traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of common stock (as compared to the ten Series B shares previously represented thereby). As of December 31, 2004, 10,688,828 ADSs, representing 10.1% of our common stock, were outstanding in the United States and there were 63 registered owners of ADSs.

Item 10:    ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2004, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,285,308,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,285,308,499 Series B shares, or with a total nominal value of Rp528,531,000,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,499,900;

b.	Indonesia Communications Limited, 2,171,250,000 Series B shares with a total value of Rp217,125,000,000; and

c.	the Public, 2,337,433,500 Series B shares with a total nominal value of Rp233,743,350,000.

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

The amendment to the Articles of Association of Indosat, necessitated by the stock split, has been reported to and accepted by the Minister of Justice and Human Rights of Indonesia under number C-05582 HT.01.04.TH.2004, dated March 8, 2004. Such amendment has been registered in the Central Jakarta Company Register Office under number 0540/RUB.09.05/III/2004, dated March 9, 2004. On October 20, 2004, the Ministry of Justice and Human Rights of Indonesia changed its name to the Ministry of Law and Human Rights of Indonesia.

Common Stock

The following is a summary of the material rights and restrictions related to the common stock of Indosat based upon applicable provisions of Indonesian law and provisions of Indosat’s Articles of Association (the “Articles”), which were most recently amended on January 14, 2005 and reported to the Minister of Law and Human Rights of Indonesia on February 4, 2005. This description does not purport to be complete and is qualified by reference to the Articles and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles.

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

Indosat’s authorized capital stock may be increased or decreased only by a resolution of an extraordinary general meeting of shareholders and an amendment of the Articles. Any such Amendment will be effective only after it receives approval from the Minister of Law and Human Rights of Indonesia.

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

Series A Share

The material rights and restrictions which are applicable to the common stock are also applicable to the one Series A share, except that the Government may not transfer the Series A share and it has veto rights with respect to: (i) increases in our share capital without pre-emptive rights; (ii) mergers, consolidations and acquisitions involving us; (iii) liquidation and dissolution; and (iv) amendments to the Articles of Association related to our purposes and objectives and the Series A holder’s veto rights.

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

We were established on November 10, 1967 with no time limit on our establishment, provided, however, that our foreign investment license only remains valid until March 2033.

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

Amendments to the Articles of Association

Amendments to the Articles may be made only by a resolution of an extraordinary general meeting of shareholders attended by at least two-thirds of the shareholders and approved by two-thirds of the shareholders with voting rights, provided that (i) increases in our share capital without pre-emptive rights, (ii) mergers, consolidations and acquisitions involving us, (iii) liquidation and dissolution and (iv) amendments to the Articles of Association related to our purposes and objectives and the Series A holder’s veto rights can be affected only if the meeting is attended and the action approved by the holder of the Series A share.

A resolution regarding a reduction of the authorized and issued capital must be published by the Board of Directors in the State Gazette of Indonesia and at least two daily newspapers, one of which is in the Indonesian language having a national circulation, and the other in the English language, for the benefit of creditors. In case a quorum for the extraordinary general meeting is not reached, within seven to thirty days from the original extraordinary general meeting a second meeting may be held to decide on matters which were not resolved at the first meeting and these matters may be approved by majority vote. Amendments related to a reduction of capital only become effective upon the approval of the Ministry of Law and Human Rights of Indonesia.

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

We expect, in light of the substantial presence which enterprises owned or controlled by the Government or ICL or one of their affiliates have in Indonesia, that it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures or other arrangements or transactions with such enterprise from time to time. Under such circumstances, we may seek to consult Bapepam in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the Bapepam rule. If Bapepam were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its rule, we would proceed without seeking disinterested shareholder approval. If, however, Bapepam were to take the position that the proposal would require a vote of disinterested shareholders under its rule, we would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

Material Contracts

On May 18, 2005, we entered into a First Supplemental Indenture to correct a cross-reference in the indenture, dated as of November 5, 2003, regarding the Guaranteed Notes due 2010. A copy of the First Supplemental Indenture is filed as Exhibit 15.1 attached hereto.

On June 22, 2005, we entered into a Second Supplemental Indenture to add our wholly owned finance subsidiary, Indosat International Finance Company B.V., as a guarantor under the indenture, dated as of November 5, 2003, regarding the Guaranteed Notes due 2010. A copy of the Second Supplemental Indenture is filed as Exhibit 15.2 attached hereto. On the same date, our wholly owned finance subsidiary, Indosat International Finance Company B.V., issued the Guaranteed Notes due 2012, which are guaranteed by us, and entered into an indenture related thereto. A copy of such indenture is filed as Exhibit 15.3 attached hereto.

On May 26, 2005, we entered into an addendum to a trustee agreement (the “Addendum to the Indosat Syari’ah Ijarah Bond Year 2005 Trustee Agreement”) in connection with the issuance of the Syari’ah Ijarah Bonds, which was issued on June 21, 2005. See “Item 4: Information on the Company—Principal Indebtedness—Syari’ah Ijarah Bonds.” A copy of the Addendum to the Indosat Syari’ah Ijarah Bond Year 2005 Trustee Agreement is filed as Exhibit 15.4 attached hereto. In addition, we entered into an addendum to a trustee agreement (the “Addendum to the Indosat Bond IV Year 2005 with Fixed Interest Rate Trustee Agreement”), dated May 26, 2005, in connection with the issuance of the Fourth Indosat Bonds, which was issued on June 21, 2005. See “Item 4: Information on the Company—Principal Indebtedness—Fourth Indosat Bonds.” A copy of the Addendum to the Indosat Indosat Bond IV Year 2005 with Fixed Interest Rate Trustee Agreement is filed as Exhibit 15.5 attached hereto.

Exchange Controls

See “Item 3: Key Information—Foreign Exchange and Foreign Equity Ownership Restrictions” included elsewhere in this annual report.

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

Taxation of Distributions.    Subject to the discussion under “Passive Foreign Investment Company Status” below, for U.S. federal income tax purposes, the amount of a distribution with respect to ADSs or shares of common stock (including any withholding tax deemed to be imposed with respect to such distributions) will be treated as a dividend taxable as ordinary income on the date of receipt by the Depositary or the holder, respectively, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent thereof, and then as a capital gain realized on the disposition of the ADSs or shares of common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such holder’s tax basis in such ADSs or shares of common stock. Such capital gain will be long-term if the ADSs or shares of common stock have been held longer than one year. U.S. Holders will not be eligible for the dividends received deduction otherwise allowed under the Code for distributions to domestic corporations in respect of distributions on the ADSs or common stock.

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

Passive Foreign Investment Company Status.    Special U.S. federal income tax rules apply to a U.S. Holder that holds an equity interest in a PFIC. In general, a foreign corporation will constitute a PFIC for United States federal income tax purposes if 75% or more of its gross income for its taxable year consists of passive income (generally, interest, dividend, rents, royalties and net gain from the disposition of assets that give rise to such income) or 50% or more of its average assets held during a taxable year consist of passive assets. Passive assets are defined as assets that give rise, or that reasonably could give rise during the reasonably foreseeable future, to passive income.

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

Foreign Tax Credit Considerations.    For United States federal income tax purposes, U.S. Holders will be treated as having received the amount of any Indonesian tax withheld upon the payment of a dividend and as then having paid over the withheld taxes to Indonesia. As a result of this rule, the amount of dividend included in a U.S. Holder’s gross income may be greater than the amount of cash actually received (or receivable) by the U.S. Holder.

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

Non-U.S. Holders.    Except for the possible imposition of U.S. backup withholding tax (see “—U.S. Backup Withholding and Information Reporting”), payments of any dividend on an ADS or share of common stock to a holder who is not a U.S. Holder (a “non-U.S. Holder”) will not be subject to U.S. federal income tax and gain from the sale, redemption or other disposition of an ADS or a shares of common stock, provided that:

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

U.S. Backup Withholding and Information Reporting.    Payments made by a U.S. paying agent or other U.S. intermediary broker in respect of ADSs or shares of common stock may be subject to information reporting to the IRS and to a backup withholding tax. Backup withholding will not apply, however, (i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification or (ii) to a holder who is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s U.S. federal income tax, provided that the holder has complied with applicable reporting obligations.

Documents on Display

Any material which is filed as an exhibit to this annual report on Form 20-F with the Commission is available for inspection at our offices. See “Item 4: Information on the Company—Principal Registered Offices.”

Item 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of our long-term investments. We do not customarily engage in currency hedging transactions, although we have done so to a limited extent in the past. We convert surplus Indonesian rupiah funds to U.S. dollars on a regular basis in amounts necessary to meet our U.S. dollar expenses. We currently hedge a portion of our obligations under the Guaranteed Notes due 2010.

Interest Rate Sensitivity

Our exposure to interest rate fluctuations results primarily from outstanding long-term debt. Our principal floating rate debts outstanding as of December 31, 2004 includes Rp1,842.8 billion under the syndicated loan facility entered into in late 2003 and Rp175.0 billion Indosat Syari’ah Bonds. In addition, a portion of the Rp1,000.0 billion First Indosat bonds and Rp1,075.0 billion Second Indosat bonds have floating rate components, although the substantial portion of such bonds are fixed rate. See “Item 4: Information on the Company—Principal Indebtedness.”

Because interest under such long-term debt is payable at either LIBOR plus an applicable margin or syndicate banks’ prime rates, interest rate exposure is mainly due to fluctuations in LIBOR and such banks’ prime rates. In addition, as of December 31, 2003 and December 31, 2004, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. For long-term debts and bonds payable, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the average interest rate for three month time deposits available from five state-owned banks on December 31, 2004; (ii) interest rates on derivative instruments are based on six-month LIBOR as of December 31, 2004; (iii) interest rates in long-term deposits denominated in Indonesian rupiah are based on the provisions in the various agreements, including: the average interest rate for three month time deposits available from five state-owned banks on December 31, 2004 plus 1% margin, and the average interest rate for three month Certificates of Bank Indonesia on December 31, 2004 plus 3.25% margin, and (iv) interest rates on long-term deposits and bonds payable in U.S. dollar are based on provisions in the various agreements, that is, LIBOR as of December 31, 2004 plus the applicable margin during the interest period. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia. Such assumptions are different from the rates used in the audited consolidated financial statements, and accordingly amounts shown in the table may vary from amounts shown in the audited consolidated financial statements.

	Expected Maturity Date (as of December 31, 2004)
	Variable Rate (%)	2005	2006	2007	2008	2009	Thereafter	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(Rp. in billions)
Assets:
Time deposits
Rp.	4.0-7.5%	2,761.8	—	—	—	—	—	2,761.8
US$	0.5-1.5%	1,061.3	—	—	—	—	—	1,061.3
Sub-total		3,823.1	—	—	—	—	—	3,823.1
Total Assets		3,823.1	—	—	—	—	—	3,823.1
Liabilities:
Short-term loan
Principal		9.8	—	—	—	—	—	9.8
Interest	13.0%	0.5	—	—	—	—	—	0.5

Long-term debts
Rp.
Principal		375.4	405.5	623.3	584.5	—	—	1,988.8
Interest	10.29-11.92%	207.7	173.4	119.7	50.2	—	—	551.0

Bonds payable(1)
Rp.
Principal		—	1,030.4	1,056.1	1,860.0	—	840.0	4,786.5
Interest	11.0-18.5%	697.1	567.1	485.1	308.2	114.4	802.0	2,973.9
US$
Principal		—	—	—	—	—	2,787.0	2,787.0
Interest	7.75%	216.0	216.0	216.0	216.0	216.0	180.0	1,260.0
Sub-total
Principal		—	1,030.4	1,056.1	1,860.0	—	3,627.0	7,573.5
Interest		913.1	783.1	701.1	524.1	330.4	982.0	4,233.9
Total Liabilities		1,506.5	2,392.5	2,500.3	3,018.8	330.4	4,609.0	14,357.4
Net Cash Flows		2,316.6	(2,392.5)	(2,500.3)	(3,018.8)	(330.4)	(4,609.0)	(10,534.3)

(1)	These amounts have been calculated under the assumption that the call and put options for Series B of the Second Indosat Bonds totaling Rp200.0 billion and the early settlement and buy back options provided in Series B of the Third Indosat Bonds totaling Rp640.0 billion are not exercised. See “Item 4: Information on the Company—Principal Indebtedness—Second Indosat Bonds” and “Item 4: Information on the Company—Principal Indebtedness—Third Indosat Bonds.”

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. To the extent the Indonesian rupiah depreciates further from exchange rates in effect at December 31, 2004, our obligations under such accounts payable would increase in Indonesian rupiah terms. The increases in these obligations would be offset in part by increases in the value of foreign currency-denominated term deposits and by increases in the value of foreign currency accounts receivable. With respect to our foreign currency-denominated bonds payable, to the extent the Indonesian rupiah depreciates further from exchange rates in effect at December 31, 2004, our obligations under our bonds payable would increase in Indonesian rupiah terms.

The following table provides information about our financial instruments by functional currency and presents such information in Indonesian rupiah equivalents, which is our reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign exchange rates, including term deposits, accounts payable and receivable, and our financial instruments including term deposits, account receivable and account payable, and their long term debt. The table presents principal cash flows by expected maturity dates.

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2004 of Rp9,290 = US$1.00. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Indonesian rupiah in future periods. See “Item 3: Key Information—Risk Factors—Future changes in the value of the Indonesian rupiah against the U.S. dollar or other currencies could adversely affect our business.” Such assumptions may be different from the rates used in the audited consolidated financial statements, and accordingly amounts shown in the table may vary from amounts shown in the audited consolidated financial statements.

		Expected Maturity Date (as of December 31, 2004)
	Foreign Currency (in thousands)	2005	2006	2007	2008	2009 and thereafter	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(Rp. in millions)
Assets:

Cash and cash equivalent
US$ denominated	122,260	1,135,797	—	—	—	—	1,135,797
Accounts receivable
US$ denominated	93,328	867,013	—	—	—	—	867,013
Other current assets
US$ denominated	248	2,307	—	—	—	—	2,307
Non-current assets–others
US$ denominated	12,713	118,102	—	—	—	—	118,102
Total Assets	228,549	2,123,219	—	—	—	—	2,123,219

Liabilities:

Short-term loan
US$ denominated	678	6,295	—	—	—	—	6,295
Accounts payable-trade
US$ denominated	14,445	134,196	—	—	—	—	134,196
Procurement Payable
US$ denominated	171,985	1,597,743	—	—	—	—	1,597,743
Accrued expenses
US$ denominated	17,295	160,670	—	—	—	—	160,670
Other current liabilities
US$ denominated	18,895	175,533	—	—	—	—	175,533
Bonds payable
US$ denominated	300,000	—	—	—	—	2,787,000	2,787,000
Other non-current liabilities
US$ denominated	1,559	14,488	—	—	—	—	14,488
Total Liabilities	524,857	2,088,925	—	—	—	2,787,000	4,875,925
Net Cash Flows	(296,308)	34,294	—	—	—	(2,787,000)	(2,752,706)

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Foreign Currency and Interest Rate Swap Contracts

In 2004, we entered into several foreign currency swap contracts and interest rate swap contracts with six separate international financial institutions in an effort to cost-effectively manage our foreign currency exposure and lower our overall funding costs. These contracts include LIBOR-linked foreign currency contracts as well as interest rate swaps with respect to our U.S. dollar and fixed rate interest obligations under the Guaranteed Notes due 2010. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk.

During the period from January to November 2004, we entered into foreign currency contracts with respect to US$150.0 million in aggregate under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates ranging from Rp8,388 to Rp8,585 per US$1.00. With respect to an aggregate of US$100.0 million, the spot rates range from Rp8,388 to Rp8,450 per US$1.00, and the maturity dates are October 30, 2010. We pay a premium under such contracts, which is the aggregate of the prevailing 12-month LIBOR, plus a margin on the aggregate principal amount. The foreign currency swap contracts with respect to the aggregate of US$100.0 million were terminated in August 2004. We entered into a new cross currency swap contract with the counterparty. The spot rate for the new contract is Rp8,406.5 per US$1.00, and the maturity date is November 5, 2010. We pay a premium under such contract, which is the aggregate of the prevailing six-month LIBOR, plus a fixed margin of 2.62% per annum. With respect to an aggregate of US$25.0 million, the spot rate is Rp8,585 per US$1.00, the maturity date is November 5, 2008 and the premium is the aggregate of the prevailing six-month LIBOR, plus a fixed margin of 2.6% per annum. With respect to US$25.0 million, the maturity date is November 5, 2010, the spot rate is (i) Rp9,000 per US$1.00 if the spot rate at maturity date is less than Rp14,000 or (ii) Rp9,000 per US$1.00 plus the excess of actual rate over Rp14,000 if the spot rate at maturity date is higher than Rp14,000. The premium we pay under such contract is 5.0% per annum. These contracts currently have the effect of preserving an Indonesian rupiah to U.S. dollar exchange rate of between approximately Rp8,406.5 and Rp9,000 (or Rp9,000 plus the excess of actual spot rate over Rp14,000) per US$1.00; however, in the event that the Indonesian rupiah appreciates against the U.S. dollar and that LIBOR increases beyond the agreed ranges in our foreign currency contracts, we would recognize losses on such transactions, which could have an adverse effect on our financial condition, which could be material.

During the period from February to May 2004, we entered into interest rate swap contracts with respect to US$150.0 million in aggregate under which we exchanged our 7.75% fixed rate obligation for an obligation to pay a LIBOR-based rate plus a margin. With respect to an aggregate of US$100.0 million, we agreed to pay the prevailing six-month LIBOR plus a margin which varies based on an agreed range of LIBOR over specified periods through November 2010. In October 2004, we terminated one of these contracts with respect to US$25.0 million. With respect to an aggregate of US$50.0 million, we agreed to pay the prevailing 12-month LIBOR plus a fixed margin of 3.5% for a period up to November 5, 2006. These contracts currently have the effect of reducing our interest expenses with respect to the Guaranteed Notes due 2010, but in the event that LIBOR increases beyond the agreed ranges in the contracts (in the case of the aggregate of US$100.0 million contracts) or 12-month LIBOR increases beyond 4.25% (in the case of the aggregate of US$50.0 million contracts), our interest expenses would increase, and any such increases could have an adverse effect on our financial condition, which could be material. In April 2005, we terminated one of the interest rate swap contracts with respect to US$50.0 million.

In May 2005, we unwound one of our US$100 million currency swaps and entered into two new swaps contracts, with notional amounts of US$100.0 million and US$25.0 million, respectively, to hedge the currency risks on the Guaranteed Notes due 2010. These new swap contracts were structured to include credit-linkage with Indosat as the reference entity and with our bankruptcy, failure to pay on certain of our debt obligations or a restructuring of certain of our debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, our obligations and those of the swap counterparty under these new swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any mark-to-market value of the swap contracts. We are also considering entering into further swap contracts, some of which may include self-referenced credit linkage similar to that described above, in order to hedge the currency or interest rate risks on our other financings, including those relating to the Notes.

Item 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

Item 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2004, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

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

Item 16B:    CODE OF ETHICS

We have adopted a Code of Ethics that applies to all senior-level employees, including our Chief Executive Officer, Chief Financial Officer and our principal accounting officer. We have posted this Code of Ethics on our website at www.indosat.com, where it is publicly available. A copy of our Code of Ethics was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

Item 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Prasetio, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2003 and 2004:

	2003	2004
	(in US$)
Audit fees(1)	249,457	686,994
Audit-related fees(2)	804,072	527,733
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	1,053,529	1,214,727

(1)	Audit fees represent fees for professional services provided for the audit of our annual financial statements.
(2)	In 2004, audit-related fees primarily consisted of fees for performing a limited review of our consolidated financial statements and management training. In 2003, audit-related fees consisted of fees for support services provided in connection with the issuance of our Guaranteed Notes due 2010 under Rule 144A and Regulation S of the Securities Act, the Third Indosat Bonds and the merger of Satelindo, IM3 and Bimagraha into Indosat.
(3)	Tax fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.
(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

These professional services are covered within the scope of audit and permitted non-audit services as defined by the Commission’s regulations.

In June 2004, the Audit Committee adopted a policy pursuant to which all audit and non-audit services must be pre-approved by the Audit Committee. Under no circumstances may our principal external auditors provide services that are prohibited by the Sarbanes-Oxley Act of 2002 or rules issued thereunder. Non-prohibited audit-related services may be provided to us, subject to such pre-approval process and prohibitions. The pre-approval policy relates to all services provided by our principal external auditor and does not include any pre-set fee limits that do not require pre-approval or any de minimis exception.

Item 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable

Item 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17:    FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18:    FINANCIAL STATEMENTS

Not Applicable. See Item 17.

Item 19:    EXHIBITS

(a)    Index to Financial Statements and Schedules

(b)    Index to Exhibits

1.1	Amended and Restated Articles of Association, dated March 8, 2004

1.2	Amended and Restated Articles of Association, dated September 30, 2004

1.3	Amended and Restated Articles of Association, dated December 24, 2004

1.4	Amended and Restated Articles of Association, dated January 14, 2005

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics(1)

12.1	Certification by the Chief Executive Officer In Accordance With Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer In Accordance With Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1	First Supplemental Indenture, dated May 18, 2005, related to the Indenture, dated November 5, 2003, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010

15.2	Second Supplemental Indenture, dated June 22, 2005, related to the Indenture, dated November 5, 2003, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010

15.3	Indenture, dated June 22, 2005, by Indosat International Finance Company B.V. representing US$250,000,000 7.125% Guaranteed Notes due 2012

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 18, 2004.

15.4	Addendum to the Indosat Syari’ah Ijarah Bond Year 2005 Trustee Agreement, dated May 26, 2005

15.5	Addendum to the Indosat Bond IV Year 2005 with Fixed Interest Rate Trustee Agreement, dated May 26, 2005

We have not included as exhibits certain instruments with respect to our long-term debt, the total amount of debt authorized under each of which does not exceed 10% of our total consolidated assets. We agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PT INDOSAT TBK

Date: June 29, 2005	By:	/s/ Hasnul Suhaimi
Name: Hasnul Suhaimi Title: President Director (Chief Executive Officer)

Consolidated Financial Statements

With Independent Auditors’ Report

Years Ended December 31, 2002, 2003 and 2004

PT INDOSAT Tbk

[FORMERLY PT INDONESIAN SATELLITE

CORPORATION Tbk]

AND SUBSIDIARIES

PT INDOSAT Tbk

[FORMERLY PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS’ REPORT

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

***************************

Independent Auditors’ Report

Report No. RPC-3875

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

[FORMERLY PT INDONESIAN SATELLITE CORPORATION Tbk]

We have audited the consolidated balance sheets of PT Indosat Tbk (formerly PT Indonesian Satellite Corporation Tbk) and its subsidiaries (“the Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with accounting principles generally accepted in Indonesia, which differ in certain respects from U.S. generally accepted accounting principles (Notes 44 and 45 to the consolidated financial statements).

As described in Note 4 to the consolidated financial statements, the Company early adopted Statement of Financial Accounting Standards (“SAK”) 24 (Revised 2004), “Accounting for Employee Benefits”, and SAK 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The 2002 and 2003 consolidated financial statements have been restated to reflect the retrospective application of those SAKs.

PRASETIO, SARWOKO & SANDJAJA

/s/ Prasetio, Sarwoko & Sandjaja
Jakarta, Indonesia April 18, 2005

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2003 (As Restated - Note 4)	2004	2004 (Note 3)
		Rp	Rp	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2d,5,30	4,509,508	3,993,585	429,880
Short-term investments —net of allowance for decline in value of Rp25,395 in 2003 and in 2004	2e	65,437	1,377	148
Accounts receivable
Trade	2f,17
Related parties
PT Telekomunikasi Indonesia Tbk (“Telkom”)—net of allowance for doubtful accounts of Rp90,872 in 2003 and Rp86,884 in 2004	6,30	217,873	166,596	17,933
Others—net of allowance for doubtful accounts of Rp54,639 in 2003 and Rp62,212 in 2004	30	189,318	156,073	16,800
Third parties—net of allowance for doubtful accounts of Rp353,221 in 2003 and Rp375,001 in 2004	7	824,915	987,944	106,345
Others—net of allowance for doubtful accounts of Rp17,773 in 2003 and Rp39,728 in 2004	30f	84,088	18,348	1,975
Inventories	2g	120,099	113,684	12,237
Derivative assets	2r,33	—	2,102	226
Advances		36,476	88,064	9,480
Prepaid taxes	8,15	1,266,636	661,655	71,222
Prepaid expenses	2h,2q,29,30	123,360	254,155	27,358
Other current assets	2d,30	23,381	24,874	2,678

Total Current Assets		7,461,091	6,468,457	696,282

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2003 (As Restated - Note 4)	2004	2004 (Note 3)
		Rp	Rp	US$
NON-CURRENT ASSETS
Due from related parties—net of allowance for doubtful accounts of Rp77,666 in 2003 and Rp23,089 in 2004	2f,30	33,432	47,953	5,162
Deferred tax assets—net	2t,15	136,637	33,204	3,574
Investments in associated companies—net of allowance for decline in value of Rp83,490 in 2003 and Rp75,212 in 2004	2i,9	191,616	33,134	3,567
Other long-term investments—net of allowance for decline in value of Rp247,816 in 2003 and Rp221,567 in 2004	2i,10	191,269	102,157	10,996
Property and equipment	2j,2k,2p,11,17,24
Carrying value		21,970,828	27,821,510	2,994,780
Accumulated depreciation		(7,778,080)	(10,461,076)	(1,126,058)
Impairment in value		(99,621)	(117,258)	(12,621)

Net		14,093,127	17,243,176	1,856,101
Goodwill and other intangible assets—net	1d,2c,2l,12	3,344,939	3,012,578	324,282
Long-term receivables	30f	132,156	129,671	13,958
Long-term prepaid pension—net of current portion	2q,29,30	136,650	180,183	19,395
Long-term advances	13,30	93,829	290,801	31,303
Others	2d,2h,2r,17,30,33	244,446	331,153	35,646

Total Non-current Assets		18,598,101	21,404,010	2,303,984

TOTAL ASSETS		26,059,192	27,872,467	3,000,266

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2003 (As Restated - Note 4)	2004	2004 (Note 3)
		Rp	Rp	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	30	18,074	9,819	1,057
Accounts payable—trade
Related parties	30	12,472	21,581	2,323
Third parties		186,726	204,140	21,974
Procurement payable	14	1,344,807	2,049,063	220,567
Taxes payable	2t,15	322,906	220,199	23,703
Accrued expenses	16,24,29,30	709,459	927,389	99,827
Unearned income	2o	492,945	602,586	64,864
Deposits from customers		54,195	55,929	6,020
Derivative liabilities	2r,33	—	175,420	18,883
Current maturities of long-term debts	2m,17
Related parties	30
Government of the Republic of Indonesia		2,505	—	—
Others		84,095	168,286	18,115
Third parties		112,294	207,135	22,296
Other current liabilities		86,103	19,345	2,082

Total Current Liabilities		3,426,581	4,660,892	501,711

NON-CURRENT LIABILITIES
Due to related parties	30	38,328	39,061	4,205
Deferred tax liabilities—net	2t,15	1,659	489,074	52,644
Long-term debts—net of current maturities	2m,17
Related parties	30	1,639,125	760,717	81,886
Third parties		1,271,404	827,362	89,059
Bonds payable	2m,18	7,268,738	7,524,083	809,912
Other non-current liabilities	30	226,350	222,236	23,922

Total Non-current Liabilities		10,445,604	9,862,533	1,061,628

MINORITY INTEREST	2b	147,125	164,450	17,702

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2003 (As Restated - Note 4)	2004	2004 (Note 3)
		Rp	Rp	US$
STOCKHOLDERS’ EQUITY
Capital stock—Rp100 par value (as restated) per A share and B share
Authorized—1 A share and 19,999,999,999 B shares (as restated)
Issued and fully paid—1 A share and 5,177,499,999 B shares (as restated) in 2003, and 1 A share and 5,285,308,499 B shares in 2004	19	517,750	528,531	56,893
Premium on capital stock	19	673,075	880,869	94,819
Difference in value from restructuring transactions of entities under common control	2c,4,10	—	—	—
Difference in transactions of equity changes in associated companies/subsidiaries	2i	403,812	403,812	43,467
Stock options	2n,20	24,809	71,207	7,665
Difference in foreign currency translation		316	429	46
Retained earnings
Appropriated		17,890	33,590	3,616
Unappropriated		10,402,230	11,266,154	1,212,719

Total Stockholders’ Equity		12,039,882	13,184,592	1,419,225

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		26,059,192	27,872,467	3,000,266

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004	2004 (Note 3)
		Rp	Rp	Rp	US$
OPERATING REVENUES	2o,30
Cellular	21,36,37,38	3,271,652	5,117,580	7,450,777	802,021
Fixed telecommunication	22,36,37,38	2,137,939	1,807,669	1,554,932	167,377
Multimedia, Data Communication, Internet (“MIDI”)	17,18,23	1,263,038	1,228,334	1,483,941	159,754
Other services		94,353	81,684	59,420	6,378

Total Operating Revenues		6,766,982	8,235,267	10,549,070	1,135,530

OPERATING EXPENSES	2o
Depreciation and amortization	2j,11,12	1,784,342	2,038,006	2,818,657	303,408
Personnel	2p,2q,20, 24,29,30	709,319	1,022,989	1,207,384	129,966
Compensation to telecommunications carriers and service providers	25,30,36	648,797	724,193	523,603	56,362
Maintenance	2j,2p	298,739	297,097	473,388	50,957
Administration and general	26,30	410,590	497,988	471,347	50,737
Marketing		148,911	242,337	349,824	37,656
Leased circuits	30	152,966	91,697	97,667	10,513
Other costs of services	27,30	735,947	973,065	1,372,491	147,738

Total Operating Expenses		4,889,611	5,887,372	7,314,361	787,337

OPERATING INCOME		1,877,371	2,347,895	3,234,709	348,193

OTHER INCOME (EXPENSES)	2o
Gain on sale of investment in associated company	9	—	—	286,204	30,808
Interest income	30	822,302	147,712	187,430	20,175
Gain on sale of other long-term investment	4,10	—	—	110,929	11,941
Financing cost	2m,17,18 28,30	(586,131)	(838,666)	(1,097,531)	(118,141)
Amortization of goodwill	2l,12	(693,086)	(252,907)	(226,347)	(24,365)
Loss on change in fair value of derivatives—net	2r,33	—	—	(170,451)	(18,348)
Gain (loss) on foreign exchange—net	2s,7	393,820	200,050	(66,116)	(7,117)
Provision for doubtful interest receivable from convertible bonds		(287,792)	—	—	—
Adjustment of accounts receivable—trade from Telkom		(118,018)	—	—	—
Others—net		(130,524)	(51,162)	62,442	6,722

Other Expenses—Net		(599,429)	(794,973)	(913,440)	(98,325)

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	2i,9	72,288	33,771	61,489	6,619

INCOME BEFORE INCOME TAX AND EXTRAORDINARY ITEM		1,350,230	1,586,693	2,382,758	256,487

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004	2004 (Note 3)
		Rp	Rp	Rp	US$
INCOME TAX BENEFIT (EXPENSE)	2t,15
Current		(245,870)	(585,570)	(140,902)	(15,167)
Deferred		(530,588)	603,398	(583,652)	(62,826)

Income Tax Benefit (Expense)—Net		(776,458)	17,828	(724,554)	(77,993)

INCOME BEFORE EXTRAORDINARY ITEM, MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND PREACQUISITION INCOME		573,772	1,604,521	1,658,204	178,494

EXTRAORDINARY ITEM—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control—net of deferred tax effect of Rp2,943,963	4	—	4,499,947	—	—

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES AND PREACQUISITION INCOME		573,772	6,104,468	1,658,204	178,494
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2b	(27,197)	(22,497)	(24,996)	(2,691)
PREACQUISITION INCOME	1d	(205,863)	—	—	—

NET INCOME	32	340,712	6,081,971	1,633,208	175,803

BASIC EARNINGS PER SHARE	2w,19, 31
Income before extraordinary item		65.81	305.56	313.91	0.03
Extraordinary item		—	869.13	—	—

Net Income Per Share		65.81	1,174.69	313.91	0.03

DILUTED EARNINGS PER SHARE	2w, 19, 20, 31
Income before extraordinary item		65.81	305.17	313.63	0.03
Extraordinary item		—	868.04	—	—

Net Income Per Share		65.81	1,173.21	313.63	0.03

BASIC EARNINGS PER ADS (50 B shares per ADS)	2w,19, 31
Income before extraordinary item		3,290.31	15,277.87	15,695.59	1.69
Extraordinary item		—	43,456.76	—	—

Net Income Per ADS		3,290.31	58,734.63	15,695.59	1.69

DILUTED EARNINGS PER ADS	2w,19, 20,31
Income before extraordinary item		3,290.31	15,258.66	15,681.59	1.69
Extraordinary item		—	43,402.11	—	—

Net Income Per ADS		3,290.31	58,660.77	15,681.59	1.69

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah)

	Year Ended December 31, 2002 (As Restated—Note 4)
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Entities under Transactions of Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Retained Earnings		Net
Description						Appropriated	Unappropriated
Balance as of January 1, 2002 as previously reported		517,750	673,075	4,359,259	284,197	18,471	4,886,951	10,739,703
Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp75,234	4	—	—	—	—	—	(175,545)	(175,545)

Balance as of January 1, 2002 as restated		517,750	673,075	4,359,259	284,197	18,471	4,711,406	10,564,158
Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom which was accounted for under the pooling-of-interests method	2i,10	—	—	109,184	—	—	—	109,184
Increase in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp38	2b	—	—	—	88	—	—	88
Adjustment on difference in value from restructuring transactions of entities under common control of PT Indosatcom Adimarga, a subsidiary, due to adoption of Statement of Financial Accounting Standards 46, “Accounting for Income Tax”	2t	—	—	(703)	—	—	—	(703)
Resolution during the Annual Stockholders’ General Meeting on June 20, 2002
Declaration of cash dividend	32	—	—	—	—	—	(581,122)	(581,122)
Appropriation for reserve fund	32	—	—	—	—	(3,943)	3,943	—
Net income, as previously reported		—	—	—	—	—	336,252	336,252
Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp1,911	4	—	—	—	—	—	4,460	4,460

Net income, as restated		—	—	—	—	—	340,712	340,712

Balance as of December 31, 2002 as restated		517,750	673,075	4,467,740	284,285	14,528	4,474,939	10,432,317

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah)

	Year Ended December 31, 2003 (As Restated—Note 4)
	Notes	Capital Stock — Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
Description								Appropriated	Unappropriated
Balance as of January 1, 2003 as previously reported		517,750	673,075	4,467,740	284,285	—	—	14,528	4,646,024	10,603,402
Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp73,323	4	—	—	—	—	—	—	—	(171,085)	(171,085)

Balance as of January 1, 2003 as restated		517,750	673,075	4,467,740	284,285	—	—	14,528	4,474,939	10,432,317
Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom which was accounted for under the pooling-of-interests method	2i,10	—	—	32,207	—	—	—	—	—	32,207
Reversal of deferred tax liabilities on difference in transactions of equity changes in PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo as a result of the merger	1e,15	—	—	—	119,917	—	—	—	—	119,917
Proportionate five months’ compensation expense relating to Employee Stock Option Program (“ESOP”)	2n,20	—	—	—	—	24,809	—	—	—	24,809
Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp132	2b	—	—	—	—	—	308	—	—	308
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. from European euro to rupiah—net of applicable income tax of Rp3	2b	—	—	—	—	—	8	—	—	8
Decrease in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp167	2b	—	—	—	(390)	—	—	—	—	(390)
Resolution during the Annual Stockholders’ General Meeting on June 26, 2003
Declaration of cash dividend	32	—	—	—	—	—	—	—	(151,318)	(151,318)
Appropriation for reserve fund	32	—	—	—	—	—	—	3,362	(3,362)
Adjustment arising from early adoption of SAK 38 (Revised 2004)	4	—	—	(4,499,947)	—	—	—	—	—	(4,499,947)
Net income, as previously reported		—	—	—	—	—	—	—	1,569,967	1,569,967
• Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp5,167	4	—	—	—	—	—	—	—	12,057	12,057
• Adjustment arising from early adoption of SAK 38 (Revised 2004)	4	—	—	—	—	—	—	—	4,499,947	4,499,947

Net income, as restated		—	—	—	—	—	—	—	6,081,971	6,081,971

Balance as of December 31, 2003 as restated		517,750	673,075	—	403,812	24,809	316	17,890	10,402,230	12,039,882

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah)

	Year Ended December 31, 2004
Description	Notes	Capital Stock —Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
								Appropriated	Unappropriated
Balance as of January 1, 2004 as previously reported		517,750	673,075	4,499,947	403,812	24,809	316	17,890	6,061,311	12,198,910
• Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp68,156	4	—	—	—	—	—	—	—	(159,028)	(159,028)
• Adjustment arising from early adoption of SAK 38 (Revised 2004)	4	—	—	(4,499,947)	—	—	—	—	4,499,947	—

Balance as of January 1, 2004 as restated		517,750	673,075	—	403,812	24,809	316	17,890	10,402,230	12,039,882
ESOP:
• Issuance of capital stock resulting from the exercise of ESOP Phase I	19	10,781	207,794	—	—	—	—	—	—	218,575
• Proportionate seven months’ compensation expense relating to ESOP Phase I and five months’ compensation expense relating to ESOP Phase II	2n,20	—	—	—	—	95,990	—	—	—	95,990
• Realization of stock option resulting from the exercise of ESOP Phase I	2n,20	—	—	—	—	(49,592)	—	—	—	(49,592)
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. from European euro to rupiah—net of applicable income tax of Rp30	2b	—	—	—	—	—	70	—	—	70
Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp18	2b	—	—	—	—	—	43	—	—	43
Resolution during the Annual Stockholders’ General Meeting on June 22, 2004
Declaration of cash dividend	32	—	—	—	—	—	—	—	(753,584)	(753,584)
Appropriation for reserve fund	32	—	—	—	—	—	—	15,700	(15,700)	—
Net income for the year		—	—	—	—	—	—	—	1,633,208	1,633,208

Balance as of December 31, 2004		528,531	880,869	—	403,812	71,207	429	33,590	11,266,154	13,184,592

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars)

	Notes	2002	2003	2004	2004 (Note 3)
		Rp	Rp	Rp	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers		6,629,463	8,002,123	10,537,812	1,134,318
Refund of taxes	8	—		1,044,853	112,471
Interest income		730,690	146,190	179,374	19,308
Other income—net		—	78,151	309,850	33,353
Cash paid for:
Employees and suppliers		(2,638,905)	(2,914,426)	(4,080,404)	(439,226)
Financing cost		(618,130)	(790,326)	(1,077,747)	(116,011)
Taxes		(3,114,250)	(1,356,438)	(683,481)	(73,572)
Other operating expenses		(198,223)	(246,060)	(257,919)	(27,763)
Other expenses—net		(446,161)	—	—	—

Net Cash Provided by Operating Activities		344,484	2,919,214	5,972,338	642,878

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of investments	9,10	80,646	185,992	698,751	75,215
Proceeds from sale of short-term investment		—	51,880	141,580	15,240
Interest income from interest rate swap contracts	33g,33h,33i, 33j,33k	—	—	34,143	3,675
Proceeds from sale of property and equipment	11	3,412	6,147	18,490	1,990
Acquisitions of property and equipment	11	(3,468,274)	(3,967,014)	(5,238,331)	(563,868)
Additional advances for purchase of property and equipment		—	(32,028)	(196,972)	(21,202)
Increase in restricted cash and cash equivalents		—	—	(81,287)	(8,750)
Purchase of short-term investments		(67,625)	(65,437)	(77,677)	(8,361)
Swap cost from cross currency swap contracts	33a,33b, 33c,33d, 33e,33f	—	—	(31,274)	(3,366)
Proceeds from sale of investment—net of acquisition of investments under cross-ownership transactions		2,255,129	—	—	—
Proceeds from the exercise of derivative instruments		36,984	—	—	—
Acquisition of 25% equity interest in PT Satelit Palapa Indonesia	1d	(2,824,250)	—	—	—

Net Cash Used in Investing Activities		(3,983,978)	(3,820,460)	(4,732,577)	(509,427)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of ESOP Phase I		—	—	148,993	16,038
Proceeds from long-term debts		3,784,065	2,327,861	96,200	10,355
Decrease (increase) in restricted cash and cash equivalents		(151,166)	193,956	12,542	1,350
Repayment of long-term debts		(2,388,960)	(3,058,203)	(1,251,580)	(134,723)
Cash dividend paid	32	(581,122)	(151,318)	(753,584)	(81,118)
Repayment of short-term loans		(446,525)	(224,934)	(8,255)	(888)
Proceeds from bonds payable	18	1,250,000	5,018,065	—	—
Proceeds from short-term loans		665,284	18,074	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars)

	Notes	2002	2003	2004	2004 (Note 3)
		Rp	Rp	Rp	US$
Repayment of bonds payable		(299,968)	(1,544,507)	—	—

Net Cash Provided by (Used in) Financing Activities		1,831,608	2,578,994	(1,755,684)	(188,986)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,807,886)	1,677,748	(515,923)	(55,535)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,637,796	2,831,760	4,509,508	485,415
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS FROM NEW SUBSIDIARIES ACQUIRED		1,850	—	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	5	2,831,760	4,509,508	3,993,585	429,880

DETAILS OF CASH AND CASH EQUIVALENTS:
Cash on hand and in banks		430,480	211,922	170,498	18,353
Time deposits with original maturities of three months or less		2,401,280	4,297,586	3,823,087	411,527

Cash and cash equivalents as stated in the consolidated balance sheets		2,831,760	4,509,508	3,993,585	429,880

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Acquisitions of property and equipment on account credited to procurement payable		—	292,845	672,328	72,371
Premium on capital stock		—	—	49,592	5,338
Stock options		—	24,809	46,398	4,994
Bonus retained for exercise of ESOP Phase I		—	—	19,990	2,152
Realized gain on difference in value from restructuring transactions of entities under common control	4	—	4,499,947	—	—
Reversal of deferred tax liabilities relating to the merger transaction credited to:
Income tax benefit—deferred		—	1,142,293	—	—
Goodwill		—	382,403	—	—
Difference in transactions of equity changes in associated companies/subsidiaries		88	119,527	—	—
Dividend distribution in the form of convertible bonds/limited bonds		6,106	30,436	—	—
Difference in value from restructuring transactions of entities under common control		29,407	—	—	—
Assets and liabilities held by subsidiaries at the time of equity acquisitions
Current assets		2,668	—	—	—
Non-current assets		6,341	—	—	—
Current liabilities		(5,917)	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

1.	GENERAL

a.	Company’s Establishment

PT Indosat Tbk (formerly PT Indonesian Satellite Corporation Tbk) (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-Owned Company (Persero).

On February 7, 2003, the Company received the approval from the Investment Coordinating Board (BKPM) in its Letter No. 14/V/PMA/2003 for the change of its legal status from a State-Owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its articles of association to reflect the change of its legal status.

The Company’s articles of association has been amended from time to time. The latest amendment was covered by notarial deed No. 145 dated September 30, 2004 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning, among others, the change of the Company’s name from PT Indonesian Satellite Corporation Tbk to become PT Indosat Tbk. The latest amendment of the Company’s articles of association has been approved by the Ministry of Justice and Human Rights of the Republic of Indonesia based on its letter No. C-29270 HT.01.04.TH 2004 dated December 2, 2004.

According to article 3 of its articles of association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•	Provision of telecommunications networks and/or services and informatics business

•	Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•	Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training both locally and overseas

•	Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect starting on September 8, 2000. Under the Law, telecommunications activities cover:

•	Telecommunications networks

•	Telecommunications services

•	Special telecommunications services.

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP. 247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “d” below).

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam, Surabaya and Denpasar.

b.	Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares [ADS, each representing 50 B shares (as restated)] have also been traded on the New York Stock Exchange since 1994.

c.	Employees, Directors and Commissioners

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of December 31, 2002, 2003 and 2004 is as follows:

	2002 and 2003	2004
President Commissioner	Peter Seah Lim Huat	Peter Seah Lim Huat
Commissioner	Lee Theng Kiat	Lee Theng Kiat
Commissioner	Sio Tat Hiang	Sio Tat Hiang
Commissioner	Lim Ah Doo *	Lim Ah Doo *
Commissioner	Sum Soon Lim	Sum Soon Lim
Commissioner	Roes Aryawijaya	Roes Aryawijaya
Commissioner	Umar Rusdi	Umar Rusdi
Commissioner	Achmad Rivai *	Eva Riyanti Hutapea *
Commissioner	Soebagijo Soemodihardjo *	Mohammad Ikhsan *

*	Independent Commissioner

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, (ii) Annual Stockholders’ General Meeting held on June 26, 2003 which is notarized under Deed No. 89 of Poerbaningsih Adi Warsito, S.H. on the same date and (iii) Stockholders’ Extraordinary Meeting held on September 30, 2004 which is notarized under Deed No. 144 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Directors as of December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
President Director	Widya Purnama	Widya Purnama	—

Deputy President Director	Ng Eng Ho	Ng Eng Ho	Ng Eng Ho

Business Development Director	Raymond Tan Kim Meng	Wityasmoro Sih Handayanto	Wityasmoro Sih Handayanto

Cellular Marketing Director	Hasnul Suhaimi	Hasnul Suhaimi	Hasnul Suhaimi

Fixed Telecom and MIDI Director	—	Wahyu Wijayadi	Wahyu Wijayadi

Finance Director	Nicholas Tan Kok Peng	Nicholas Tan Kok Peng	Wong Heang Tuck

Corporate Services Director	—	Sutrisman	Sutrisman

Operation and Quality Improvement Director	—	—	Raymond Tan Kim Meng

Information Technology Director	—	—	Joseph Chan Lam Seng

Fixed Telecom Director	Emil Soedarmo	—	—

MIDI Director	Junino Jahja	—	—

Network Infrastructure Director	Wityasmoro Sih Handayanto	—	—

Network Integration Director	Joseph Chan Lam Seng	—	—

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 5,980, 6,330 and 7,820 employees, including non-permanent employees, as of December 31, 2002, 2003 and 2004, respectively.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The Company has direct and indirect equity ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				2002	2003	2004
Indosat Finance Company B.V.	Amsterdam	Finance	2003	—	100.00	100.00
PT Satelit Palapa Indonesia*	Jakarta	Telecommunication	1993	100.00	—	—
Satelindo International Finance B.V.	Amsterdam	Finance	1996	100.00	100.00	100.00
PT Satelindo Multi Media	Jakarta	Multimedia	1999	99.60	99.60	99.60
PT Indosat Multi Media Mobile*	Jakarta	Telecommunication	2001	99.94	—	—
PT Bimagraha Telekomindo*	Jakarta	Holding Company	1992	100.00	—	—
PT Aplikanusa Lintasarta	Jakarta	Data Communication	1989	69.46	69.46	69.46
PT Artajasa Pembayaran Elektronis	Jakarta	Telecommunication	2000	45.15	45.15	45.15
PT Indosat Mega Media	Jakarta	Multimedia	2001	99.84	99.85	99.85
PT Sisindosat Lintasbuana	Jakarta	Information Technology	1990	96.87	96.87	96.87
PT Asitelindo Data Buana	Jakarta	Multimedia	1997	49.40	49.40	49.40
PT Indosatcom Adimarga**	Jakarta	Telecommunication	2000	100.00	—	—

	Total Assets (Before Eliminations)
Name of Subsidiary	2002	2003	2004
Indosat Finance Company B.V.	—	2,569,853	2,820,797
PT Satelit Palapa Indonesia*	7,356,377	—	—
Satelindo International Finance B.V.	1,626,937	6,791	8,002
PT Satelindo Multi Media	11,961	10,699	11,187
PT Indosat Multi Media Mobile*	3,374,847	—	—
PT Bimagraha Telekomindo*	843,627	—	—
PT Aplikanusa Lintasarta	603,858	644,997	798,273
PT Artajasa Pembayaran Elektronis	59,714	60,218	73,964
PT Indosat Mega Media	315,233	372,339	450,288
PT Sisindosat Lintasbuana	130,656	162,305	159,230
PT Asitelindo Data Buana	9,822	9,822	9,822
PT Indosatcom Adimarga**	7,055	—	—

*	merged with the Company in 2003
**	merged with IMM in 2003

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 18).

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo. On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo had 45% equity interest in Satelindo. As a result of these transactions, the Company’s total equity interest in Satelindo increased to 75% effective May 31, 2001.

On May 20, 2002, the Company entered into a sale and purchase of shares agreement (“SPA”) with DeTeAsia, which owned 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo, for a total consideration of US$325,000 (equivalent to Rp2,824,250). After the purchase of these shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp2,151,027. This transaction was approved by the Company’s stockholders at the Stockholders’ Extraordinary Meeting held on June 20, 2002.

Based on the assessment made by independent valuers in their report dated May 15, 2002, they opined that the acquisition price of Satelindo from DeTeAsia was fair and reasonable. The independent assessment was made in accordance with the Indonesian Capital Market Supervisory Agency (“BAPEPAM”) Regulation No. IX.E.2, “Material Transactions and Changes in Core Business Activities” dated February 20, 2001.

On July 25, 2002, the Company made a capital injection to Satelindo amounting to US$75,000, from the proceeds of a loan obtained from PT Bank Central Asia Tbk (“BCA”—Note 17). The injection increased the Company’s direct equity interest from 55% to 57.45%.

Shares of Satelindo were pledged as collateral for a long-term loan obtained by the Company from BCA (Note 17).

On October 21, 2003, the Company made a capital injection to Satelindo amounting to US$270,000 and Rp482,000, from the proceeds of Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”—Note 18). The injection increased the Company’s direct equity interest in Satelindo from 57.45% to 97.92%.

Satelindo used the proceeds from the Company’s capital contribution to repay its debts (Note 17 and see below—SIB).

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On November 20, 2003, Satelindo merged with the Company (Note 1e).

Satelindo had 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya) at the time of the merger. After the merger, Satelindo International Finance B.V. and PT Satelindo Multi Media became direct subsidiaries of the Company.

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo’s borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions (Note 18). Following such repayment of all borrowings, this company now is in the process of voluntary liquidation.

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

PT Indosat Multi Media Mobile (“IM3”)

IM3, which was established in July 2001, was engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp1,728,278 in 2001 which represented 99.94% equity interest in IM3.

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

Based on a Shares Transfer Agreement dated August 22, 2003, Koperasi Pegawai Indosat (“Kopindosat”), as the minority shareholder of IM3, sold all of its shares in IM3 to the Company, thereby making the Company the sole stockholder of IM3.

On November 20, 2003, IM3 merged with the Company (Note 1e).

PT Bimagraha Telekomindo (“Bimagraha”)

On May 31, 2001, the Company consummated the acquisition of 100% equity interest in Bimagraha from its shareholders for US$248,273 and Rp1,421,686. This transaction was accounted for using the purchase method. The goodwill arising from this transaction amounted to Rp3,139,837. On May 31, 2001, Bimagraha had 45% equity interest in Satelindo.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

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

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000. As of December 31, 2004, the transaction has not yet been closed (Note 42a).

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 are as follows:

a.	Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.	Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

	Equity Interest (%)
	2002	2003		2004
IFB	—	100.00		100.00
Satelindo
• Direct	57.45	—	*	—	*
• Indirect through Bimagraha	42.55	—	*	—	*
Bimagraha	100.00	—	*	—	*

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Equity Interest (%)
	2002	2003		2004
SIB
• Direct	—	100.00		100.00
• Indirect through Satelindo	57.45	—	*	—	*
• Indirect through Bimagraha	42.55	—	*	—	*
SMM
• Direct	—	99.60		99.60
• Indirect through Satelindo	57.22	—	*	—	*
• Indirect through Bimagraha	42.38	—	*	—	*
Lintasarta	69.46	69.46		69.46
Sisindosat	96.87	96.87		96.87
IMM	99.84	99.85		99.85
Indosatcom	100.00	—	**	—	**
IM3	99.94	—	*	—	*

*	merged with the Company in 2003
**	merged with IMM in 2003

The consolidated financial statements also include the accounts of APE (Lintasarta’s 65%-owned subsidiary) and Asiatel (Sisindosat’s 51%-owned subsidiary).

Effective May 31, 2001, the net assets of Satelindo and its subsidiaries (SIB and SMM) were consolidated as a result of the Company’s effective equity interest of 75% of Satelindo.

The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

The accounts of IFB and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.	Accounting for Acquired Businesses

Prior to 2004, for acquisitions accounted for under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities acquired are combined, as if they are a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. This account shall not change as a result of subsequent transfer of assets, liabilities, shares or other instruments of ownership to another entity not under common control.

In 2004, the Company early adopted SAK 38 (Revised 2004) which is effective starting January 1, 2005 but encourages early adoption. Based on SAK 38 (Revised 2004), the balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transaction (Note 4).

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.	Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

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

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

•	Time deposits with original maturities of more than three months at the time of placement or purchase.

The time deposits are recorded at historical value.

f.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management’s evaluation of the collectibility of the accounts at the end of the year.

g.	Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

h.	Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets—Others”.

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

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•	Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•	Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•	Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

j.	Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	3 to 20
Submarine cables	15
Earth stations	15
Inland link	15
Switching equipment	15
Telecommunications peripherals	5
Information technology equipment	5 to 10
Office equipment	3 to 6

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Years
Building and leasehold improvements	5
Vehicles	5
Cellular technical equipment
Base station subsystem	5 to 15
Network switching subsystem	5 to 10
Operating support subsystem	5
Satellite technical equipment
Satellites	12
Master control station	15
Customer premises equipment	15
Transmission and cross-connection equipment
Transmission equipment	5 to 24
Cross-connection equipment	8 to 10
Fixed wireless access technical equipment
Base station subsystem	8

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

Properties under construction and installation are stated at cost and consist of cellular technical equipment, fixed wireless access technical equipment, building and leasehold improvements, inland link, information technology equipment, telecommunications peripherals, building, satellite technical equipment, submarine cables, switching equipment, transmission and cross-connection equipment, and other equipment under installation.

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

Fixed Telecommunication—International Calls

Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international call traffic is recognized on the basis of the actual recorded traffic for the year. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 38) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (Note 37), are reported on a gross basis, before interconnection expenses/charges (Note 25) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s cellular network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite Lease

Revenues are recognized on a straight-line basis over the lease term.

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

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

q.	Pension Plan and Employee Benefits

Prior to 2004, pension costs are accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”. Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

on plan assets and annual rate of increase in compensation. The prior service cost is recognized over the estimated average remaining service periods of the employees. For defined contribution pension plans, the contributions are made by the employees in amounts ranging from 10%—20% of the employees’ monthly basic salaries.

In accordance with the application of SAK 57, “Estimated Liabilities, Contingent Liabilities and Contingent Assets”, up to December 31, 2002, the Companies recognized a provision for termination, gratuity and compensation benefits of employees based on the Ministry of Manpower Decree No. Kep-150/Men/2000 dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Starting in 2003, the Companies recognized a provision for termination, gratuity and compensation benefits of employees based on Labor Law No. 13/2003 dated March 25, 2003.

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers not only retirement benefits but also short-term (e.g. paid annual leave, paid sick leave) and other long-term benefits (e.g. long-service leave, post-employment medical benefits). SAK 24 (Revised 2004) replaced SAK 24 issued in 1994 which covered only retirement benefit cost. The initial implementation of this accounting pronouncement should be applied retrospectively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented. In 2004, the Company early adopted SAK 24 (Revised 2004) which is effective for financial statements covering the periods beginning on or after July 1, 2004 but encourages early adoption (Note 4).

r.	Derivatives

Derivative instruments are accounted for in accordance with SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow a derivative gains or losses to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. None of the Company’s derivative instruments are designated as hedging instruments for accounting purposes.

s.	Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For December 31, 2002, 2003 and 2004, the rates of exchange used (in full amounts) were Rp8,940, Rp8,465 and Rp9,290 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

t.	Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.	Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 40.

v.	Troubled Debt Restructuring

The effect of troubled debt restructuring is accounted for in accordance with SAK 54, “Accounting for Troubled Debt Restructurings”, which requires the interest expense on the restructured loans to be calculated using effective interest rates.

w.	Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income, which consists of income before extraordinary item and extraordinary item, by the weighted-average number of shares outstanding during the year after considering the effect of stock split and exercise of ESOP Phase I (Note 31).

Diluted earnings per share is computed by dividing net income, which consists of income before extraordinary item and extraordinary item, by the weighted-average number of shares outstanding during the year, after considering the dilutive effect caused by the stock options relating to the ESOP (Note 20).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

x.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2004 of Rp9,290 (in full amount) to US$1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.	RESTATEMENT OF 2002 AND 2003 CONSOLIDATED FINANCIAL STATEMENTS

SAK 38

Following the regulatory reform of the Indonesian telecommunication sector through the New Telecommunication Law No. 36/1999 and the Blueprint of the Indonesian Government’s Policy on Telecommunications dated September 17, 1999, in April 2001, the Company entered into cross-ownership transactions with Telkom to:

•	Sell the Company’s 35% equity interest in PT Telekomunikasi Selular

•	Acquire Telkom’s 22.5% equity interest in Satelindo

•	Acquire Telkom’s 37.21% equity interest in Lintasarta.

At the time of the transactions, both the Company and Telkom were entities under common control by the Government of the Republic of Indonesia, the major stockholder of both companies.

The above transactions with Telkom were accounted for under the pooling-of-interests method. The net difference amounting to Rp4,359,259 between the net consideration paid or received and the net assets of the investees acquired or sold was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”.

In 2002 and 2003, as a result of its transactions with Telkom to sell its equity interest in PT Pramindo Ikat Nusantara (“PIN”) (Note 10), the Company also recorded the gain on sale of its investment in PIN amounting to Rp109,184 and Rp32,207 in 2002 and 2003, respectively, as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

On December 15, 2002, the Government of the Republic of Indonesia (Government) entered into a Share Purchase Agreement with ICL for the sale of the Government’s 41.94% equity interest in the Company to ICL (Note 19), which triggered the change in the status of the Company from a state-owned entity (Persero) to a foreign capital investment company which was approved by the Ministry of Justice and Human Rights on March 21, 2003 (Note 1a). This resulted in the transfer of the control of the Company to the private sector, hence the loss of the common control status between the Company and Telkom, as the Government no longer has control over the Company.

In 2004, the Company early adopted SAK 38 (Revised 2004) (Note 2c) resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Control” from the transactions with Telkom. The 2003 consolidated financial statements have been restated for the retrospective recognition of the realized gain to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” in 2003 due to the above-mentioned privatization conducted by the Government resulting in the loss of the common control between the Company and Telkom (Note 1d).

SAK 24

The Company also early adopted SAK 24 (Revised 2004). As a result, the Company recalculated its liability relating to the employee benefits to conform with the treatment in SAK 24 (Revised 2004) which requires retrospective application (i.e. the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to beginning retained earnings of that period).

The summary of the changes in the 2002 and 2003 consolidated financial statements as a result of the retrospective application of SAK 38 (Revised 2004) and SAK 24 (Revised 2004) is as follows:

	2002		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
Consolidated Balance Sheets:
Total Assets	22,002,465	21,852,160	26,153,024	26,059,192
Total Liabilities	11,399,063	11,419,843	13,954,114	14,019,310
Total Stockholders’ Equity	10,603,402	10,432,317	12,198,910	12,039,882

Consolidated Statements of Income:
Operating Expenses	4,896,300	4,889,611	5,902,912	5,887,372
Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control—net of deferred tax effect	—	—	—	4,499,947
Net Income	336,252	340,712	1,569,967	6,081,971

Consolidated Statements of Changes in Stockholders’ Equity:
Difference in Value from Restructuring Transactions of Entities under Common Control	4,467,740	4,467,740	4,499,947	—
Retained earnings—unappropriated
Beginning of year	4,886,951	4,711,406	4,646,024	4,474,939
End of year	4,646,024	4,474,939	6,061,311	10,402,230

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

5.	CASH AND CASH EQUIVALENTS

This account consists of the following:

	2003	2004
Cash on hand
Rupiah	2,158	1,391
U.S. dollar (US$65 in 2003 and US$11 in 2004)	553	103

	2,711	1,494

Cash in banks
Related parties (Note 30)
Rupiah
PT Bank Mandiri (Persero) Tbk (“Mandiri”)	47,764	22,527
PT Bank Pembangunan Daerah DKI Jakarta	3,412	4,308
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	16,258	1,317
PT Bank Danamon Indonesia Tbk (“Danamon”)	1,288	1,196
PT Bank Rakyat Indonesia Tbk (Persero) (“BRI”)	726	1,016
PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)	1	682
PT Bank Internasional Indonesia Tbk (“BII”)	476	249
Others (each below Rp230)	747	1,445
U.S. dollar
Mandiri (US$1,481 in 2003 and US$1,162 in 2004)	12,535	10,794
Others (US$119 in 2003 and US$107 in 2004)	1,010	994
Third parties
Rupiah
PT Bank Central Asia Tbk (“BCA”)	51,401	30,347
Deutsche Bank, Jakarta Branch	14,954	25,777
Citibank N.A., Jakarta Branch	1,204	1,569
PT Bank Umum Koperasi Indonesia (“Bukopin”)	1,968	1,260
PT Bank Niaga Tbk (“Niaga”)	19,406	679
PT Bank Permata Tbk (formerly “PT Bank Bali Tbk”)	458	582
PT Bank Mega Tbk	—	548
PT Bank Artha Graha	1,231	540
PT Bank Finconesia	1,130	88
Standard Chartered Bank, Jakarta Branch	3,299	—
Others (each below Rp500)	1,211	463
Third parties
U.S. dollar
Deutsche Bank, Jakarta Branch (US$2,551 in 2003 and US$5,453 in 2004)	21,590	50,659
Citibank N.A., Jakarta Branch (US$348 in 2003 and US$757 in 2004)	2,946	7,028
PT Bank Finconesia (US$7 in 2003 and US$385 in 2004)	61	3,580
Niaga (US$145 in 2003 and US$46 in 2004)	1,230	427
Standard Chartered Bank, Jakarta Branch (US$283)	2,393	—
Others (US$61 in 2003 and US$100 in 2004)	512	929

	209,211	169,004

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003	2004
Time deposits
Related parties (Note 30)
Rupiah
Mandiri	295,148	730,681
BRI	67,000	387,000
Danamon	134,000	353,300
BNI	14,885	244,315
Mandiri Syari’ah	55,500	142,000
PT Bank Tabungan Negara (Persero)	2,000	6,450
Others	—	1,000
U.S. dollar
BRI (US$37,000 in 2003 and US$27,000 in 2004)	313,205	250,830
Danamon (US$50,000 in 2003 and US$20,000 in 2004)	423,250	185,800
Mandiri Syari’ah (US$8,000 in 2003 and US$10,000 in 2004)	67,720	92,900
Mandiri (US$15,257 in 2003 and US$9,454 in 2004)	129,152	87,828
BNI (US$75,900)	642,493	—
Third parties
Rupiah
Deutsche Bank, Jakarta Branch	506,955	435,000
Bukopin	113,300	262,800
PT Bank Muamalat Indonesia (“Muamalat”)	27,000	80,000
Standard Chartered Bank, Jakarta Branch	—	50,000
Niaga	43,500	44,400
PT Bank Mega Tbk	19,430	24,852
PT Bank Finconesia	100,000	—
PT Bank Bumiputera	50,000	—
PT Bank Yudha Bhakti	21,000	—
Citibank N.A., Jakarta Branch	5,620	—
PT Bank NISP Tbk (“NISP”)	5,000	—
PT Bank Victoria International	502	—
Others	—	6
Third parties
U.S. dollar
Bukopin (US$20,000 in 2003 and US$25,000 in 2004)	169,300	232,250
Deutsche Bank, Jakarta Branch (US$3,698 in 2003 and US$13,000 in 2004)	31,299	120,770
BCA (US$50,000 in 2003 and US$5,000 in 2004)	423,250	46,450
Niaga (US$20,050 in 2003 and US$4,785 in 2004)	169,723	44,455
NISP (US$21,000)	177,765	—
PT Bank Mega Tbk (US$20,000)	169,300	—
PT Bank Bumiputera (US$7,500)	63,488	—
Muamalat (US$4,300)	36,400	—
Citibank N.A., Jakarta Branch (US$2,410)	20,401	—

	4,297,586	3,823,087

Total	4,509,508	3,993,585

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Time deposits denominated in rupiah earned interest at annual rates ranging from 10.00% to 18.32% in 2002, from 5.00% to 15.35% in 2003 and from 4.00% to 7.50% in 2004, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.85% to 5.03% in 2002, from 0.60% to 5.03% in 2003 and from 0.54% to 1.50% in 2004.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

6.	ACCOUNTS RECEIVABLE—TRADE—TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

The aging schedule of the accounts receivable is as follows:

	2003		2004
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0-3 months	227,506	73.69	166,812	65.81
4-6 months	15,881	5.14	8,103	3.20
over 6 months	65,358	21.17	78,565	30.99

Total	308,745	100.00	253,480	100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

	2003	2004
Balance at beginning of year	111,306	90,872
Provision	3,564	2,646
Write-off	(23,998)	(6,184)
Effect of foreign exchange adjustment	—	(450)

Balance at end of year	90,872	86,884

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

7.	ACCOUNTS RECEIVABLE—TRADE—THIRD PARTIES

This account consists of the following:

	2003	2004
Overseas international carriers
Saudi Telecom Company, Saudi Arabia (US$9,806 in 2003 and US$9,334 in 2004)	83,008	86,717
Mutiara Telecommunications Sdn Bhd, Malaysia (US$2,047 in 2003 and US$6,203 in 2004)	17,325	57,622
DDI Corporation, Japan (US$1,815 in 2003 and US$5,533 in 2004)	15,362	51,399
Jabatan Telekom Brunei, Brunei Darussalam (US$2,363 in 2003 and US$4,061 in 2004)	19,996	37,722
AT&T, U.S.A. (US$572 in 2003 and US$3,988 in 2004)	4,845	37,044
UAE-Etisalat, United Arab Emirates (US$2,616 in 2003 and US$3,903 in 2004)	22,149	36,261
MCI Worldcom, USA (US$1,859 in 2003 and US$3,653 in 2004)	15,739	33,940
Celcom Malaysia Berhad, Malaysia (US$4,006 in 2003 and US$3,555 in 2004)	33,914	33,027
Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2003 and in 2004)	27,844	30,558
Korea International Telecommunication, Korea (US$1,407 in 2003 and US$2,957 in 2004)	11,912	27,468
Equant Network Services Pte. Ltd., United Kingdom (US$3,407 in 2003 and US$2,894 in 2004)	28,841	26,816
Maxis International Sdn Bhd, Malaysia (US$484 in 2003 and US$2,881 in 2004)	4,100	26,762
TT dotCom Sdn Bhd, Malaysia (US$1,628 in 2003 and US$2,383 in 2004)	13,780	22,134
Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2003 and in 2004)	18,649	20,467
T-System International Gmbh, Germany (US$1,638 in 2003 and US$2,081 in 2004)	13,869	19,337
AT&T Global Network, Singapore (US$2,081)	—	19,333
Reach Hongkong, Hong Kong (US$2,785 in 2003 and US$2,039 in 2004)	23,572	18,946
Dacom Corporation, Korea (US$1,406 in 2003 and US$1,680 in 2004)	11,898	15,609
MobileOne (Asia) Pte. Ltd., Singapore (US$356 in 2003 and US$1,364 in 2004)	3,015	12,671
NTT Communications Corporation, Japan (US$21 in 2003 and US$1,323 in 2004)	183	12,286
People’s Television Network, Canada (US$1,270 in 2003 and in 2004)	10,750	11,798
Orient Network HK Ltd., Singapore (US$358 in 2003 and US$1,254 in 2004)	3,034	11,647
Telekom Malaysia Berhad, Malaysia (US$8,350 in 2003 and US$583 in 2004)	70,685	5,420
Chunghwa Telecom Co. Ltd., Taiwan (US$2,184 in 2003 and US$564 in 2004)	18,487	5,243
KPN, Royal Dutch Telecommunication, the Netherlands (US$1,955 in 2003 and US$327 in 2004)	16,553	3,040
Others (each below Rp10,000, including US$24,828 in 2003 and US$12,892 in 2004)	211,678	119,760

	701,188	783,027

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003	2004
Local companies
PT Cakrawala Andalas Televisi (US$1,530 in 2003 and US$1,281 in 2004)	12,949	11,904
PT Ratelindo	3,652	8,988
PT Batam Bintan Telekomunikasi	3,761	4,407
PT Excelcomindo Pratama	13,739	—
Others (each below Rp6,000, including US$5,694 in 2003 and US$13,179 in 2004)	236,876	260,171

	270,977	285,470

Post-paid subscribers from:
Cellular	205,971	290,509
Others	—	3,939

	205,971	294,448

Total	1,178,136	1,362,945

Less allowance for doubtful accounts	353,221	375,001

Net	824,915	987,944

The aging schedule of the accounts receivable is as follows:

	2003		2004
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0-6 months	824,054	69.95	924,509	67.83
7-12 months	116,673	9.90	159,579	11.71
13-24 months	65,770	5.58	115,779	8.49
over 24 months	171,639	14.57	163,078	11.97

Total	1,178,136	100.00	1,362,945	100.00

As of December 31, 2004, approximately 4.27% of accounts receivable—trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 17) and for short-term loans obtained by Sisindosat.

The changes in the allowance for doubtful accounts provided on the accounts receivable—trade from third parties are as follows:

	2003	2004
Balance at beginning of year	238,020	353,221
Provision	130,257	18,624
Write-off	(5,772)	(11,852)
Effect of foreign exchange adjustment	(9,284)	15,008

Balance at end of year	353,221	375,001

The effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 6).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

8.	PREPAID TAXES

This account consists of the following:

	2003	2004
Claims for tax refund	1,188,121	508,243
Value Added Tax (“VAT”)	46,799	132,820
Others	31,716	20,592

Total	1,266,636	661,655

Claims for tax refund in 2003 mainly consist of claim for prepaid VAT from the transfer of IM3’s and Satelindo’s inventories and property and equipment to the Company due to the merger and 2002 claim for tax refund from the excess prepayments of the Company’s income tax articles 23 and 25 over the Company’s current income tax expense. In 2004, the Company received its claims for tax refund from the Tax Office amounting to Rp1,044,853.

9.	INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

	2003
	Equity Interest (%)	Cost	Company’s Portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments	Carrying Value
Investments in:
PT Mitra Global Telekomunikasi Indonesia	30.55	168,747	(8,772)	159,975
PT Multi Media Asia Indonesia	26.67	56,512	(212)	56,300
PT Electronic Datainterchange Indonesia	49.00	12,250	15,467 (a)	27,717
PT Graha Lintas Properti	37.84	16,800	(2,354)	14,446
Cambodian Indosat Telecommunication S.A	49.00	14,697	(14,697)	—
Others (carrying value below Rp10,000 each) (b)	20.00 - 46.00	35,334	(18,666)	16,668

Total		304,340	(29,234)	275,106
Less allowance for decline in value (b)		83,490	—	83,490

Net		220,850	(29,234)	191,616

(a)	net of cash dividend amounting to Rp1,614 in 2003
(b)	net of investment in PT Menara Jakarta sold in 2003

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004
	Equity Interest (%)	Cost	Company’s Portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments		Carrying Value
Investments in:
PT Multi Media Asia Indonesia	26.67	56,512	(212)		56,300
PT Electronic Datainterchange Indonesia	49.00	12,250	18,138	(c)	30,388
Cambodian Indosat Telecommunication S.A	49.00	14,697	(149)		14,548
Others (carrying value below Rp10,000 each) (d)	20.00 - 35.00	9,075	(1,965	)(e)	7,110

Total		92,534	15,812		108,346
Less allowance for decline in value (d)		75,212	—		75,212

Net		17,322	15,812		33,134

(c)	net of cash dividend amounting to Rp1,652 in 2004
(d)	net of investments in PT Yasawirya Tama Cipta, PT Graha Lintas Properti, PT Intikom Telepersada and PT Mediagate Indonesia sold in 2004
(e)	net of cash dividends amounting to Rp61 and Rp43 from PT Sistelindo Mitralintas and PT Swadharma Marga Inforindo, respectively, in 2004

The changes in the carrying value of the investments in associated companies for the years ended December 31, 2003 and 2004 are as follows:

	2003	2004
Equity in net income of associated companies	33,771	61,489
Write-off of allowance for decline in value of investment due to sale of investment	8,000	25,057
Sale of investment	(8,000)	(226,493)
Provision for decline in value of investment	(709)	(16,779)
Cash dividends received from associated companies	(1,614)	(1,756)

Total Change	31,448	(158,482)

The economic difficulties faced by Indonesia (Note 41) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp83,490 and Rp75,212 as of December 31, 2003 and 2004, respectively, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara (“PSN”) and M2A (“the Parties”), the parties agreed that the Company would participate as a stockholder of M2A, which was previously

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

Cambodian Indosat Telecommunications S.A. (“Camintel”)

The Company’s investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia (“UNTAC”), and to provide telecommunications and other services in Cambodia.

PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV).

On September 24, 2003, the Company and the other MGTI stockholders entered into a Sale and Purchase Agreement (“SPA”), wherein all the MGTI stockholders agreed to sell and transfer all of their shares to PT Alberta Telecommunication (“Alberta”) for a total consideration amounting to US$240,000. This consideration includes the amount that should be paid by MGTI stockholders to settle MGTI’s liabilities to its vendors and creditors, but excludes any post-closing consideration that should be paid by MGTI to its stockholders. On January 20, 2004, Alberta and the stockholders of MGTI closed the share purchase transaction. On January 21, 2004, the Company received in cash its portion of 30.55% of the sales price amounting to US$57,262 (equivalent to Rp483,575). This consideration is net of the settlement of liabilities to MGTI’s vendors and creditors. In addition, on September 7, 2004, the Company received the post-closing consideration from MGTI amounting to US$497 (equivalent to Rp4,065). Accordingly, total gain on sale of investment in MGTI amounted to Rp286,204.

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 41) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

On February 18, 2004, Sisindosat sold its investment in GLP for Rp10,800.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

10.	OTHER LONG-TERM INVESTMENTS

This account consists of the following:

	2003	2004
Investments in:
Shares of stock accounted for under the cost method—net	191,170	102,058
Convertible bonds—net	—	—
Equity securities which are available-for-sale	99	99

Total	191,269	102,157

a.	Investments in shares of stock which are accounted for under the cost method

	2003
	Equity Interest (%)	Cost/ Carrying Value
The International Telecommunications Satellite Organization	0.34	97,427
PIN	7.15	89,111
PT Datakom Asia	5.00	50,000
ICO Global Communications (Holdings) Limited	0.87	49,977
AlphaNet Telecom Inc.	—	32,149
U.S.A. Global Link, Inc.	19.05	26,249
Others (cost/carrying value below Rp4,000 each)	10.00 - 16.67	4,632	(1)

Total		349,545
Less allowance for decline in value		158,375

Net		191,170

	2004
	Equity Interest (%)	Cost/ Carrying Value
The International Telecommunications Satellite Organization	0.34	97,427
PT Broadband Multimedia Tbk	5.00	50,000
ICO Global Communications (Holdings) Limited	0.87	49,977
AlphaNet Telecom Inc.	—	32,149
Others (cost/carrying value below Rp4,000 each)	10.00 - 16.67	4,631

Total		234,184
Less allowance for decline in value		132,126

Net		102,058

1)	net of investments in PT Multimedia Nusantara sold in February 2003 and in The International Mobile Satellite Organization sold in December 2003

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

b.	Investments in convertible bonds

As of December 31, 2003 and 2004, this account consists of:

	2003	2004
AlphaNet Telecom Inc.	71,441	71,441
PT Yasawirya Indah Mega Media	18,000	18,000

Total	89,441	89,441
Less allowance for decline in value	89,441	89,441

Net	—	—

c.	Equity securities which are available-for-sale

As of December 31, 2003 and 2004, this account consists of:

BNI	89
Telkom	10

Total	99

The economic difficulties faced by Indonesia (Note 41) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp247,816 and Rp221,567 as of December 31, 2003 and 2004, respectively, which management believes is adequate to cover probable losses on the investments.

The International Telecommunications Satellite Organization (“Intelsat”)

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company’s investment in Intelsat was made in 1985.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company’s capital contributions in Intelsat totalling US$11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method (Note 42c).

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company is currently in the process of formalizing the write-off of the investment.

PIN

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme (“KSO”), PIN has taken over from Telkom the operations of Telkom’s Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

On April 19, 2002, Telkom and the PIN stockholders, which include the Company, entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$381,499, in three share-purchase transactions, as follows:

–	30% of the shares at the Initial Closing Date, which was expected to occur on August 1, 2002

–	15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

–	55% of the shares at the Subsequent Closing Date, which was expected to occur not later than December 31, 2004.

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In 2002, the Company received from Telkom US$5,414 for the initial payment (including interest) and Rp32,199 for the working capital reimbursement.

On September 30, 2003, the Company closed its second share-purchase transaction with Telkom by the sale of its 1.95% equity investment in PIN for US$7,439 (including interest).

On December 15, 2003, the Company received from Telkom the proceeds of the latter’s promissory notes amounting to US$2,560 (equivalent to Rp21,737) intended as part of the settlement of the shares to be sold at the Subsequent Closing Date.

On March 15, 2004, the Company closed its third share-purchase transaction under the CSPA with Telkom by the sale of its 7.15% equity investment in PIN for US$26,592 (including interest and US$2,560 which was already received on December 15, 2003, see above).

The gain on sale of investment in PIN from the first and second share-purchase transactions amounting to Rp109,184 in 2002 and Rp32,207 in 2003, respectively, was previously recorded as part of “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity. Due to early adoption of SAK 38 (Revised 2004) by the Company, its 2003 consolidated financial statements were restated to adjust such gain to income in 2003 (Note 4).

The gain on sale of investment in PIN from the third share-purchase transaction amounting to Rp110,929 was credited to current operations in 2004.

PT Datakom Asia (“DA”)

DA is the holding company for the companies in the Datakom group engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

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

DA failed to undertake its IPO in 1999. On April 20, 2004, the Company entered into a shares sale and purchase agreement to sell to a third party the Company’s 5% equity interest in DA for Rp50,000.

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

In 2004, based on its U.S. counsel’s opinion, Sisindosat wrote off its investment in Global Link.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company US$5,000 in cash not later than March 31, 2003 and US$10,000 in the form of registered transferable term loan from PT Garuda Indonesia (“the Garuda Debt”).

In 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to Rp95,250.

As set forth in a Settlement Agreement dated June 6, 2003, the Company agreed to sell and transfer the CTPI (“Issuer”) bonds to PT Berkah Karya Bersama (“Financier”) and the latter party agreed to purchase and accept the transfer from the Company.

The Financier agreed to pay a consideration of US$5,000 in 3 installments amounting to US$1,250, US$1,250 and US$2,500, no later than 7, 30 and 60 business days, respectively, as from the date of the agreement and to transfer the Garuda Debt amounting to US$10,000 to the Company.

As set forth in the Post-Closing Disposal Agreement dated June 6, 2003, the Financier agreed to assist the Company to sell all of the Garuda Debt to a third party, at a price subject to approval by the Company, within 365 days until August 5, 2004 (“Period of Transfer”). In the event the sale was not made during the period of transfer, within 7 days (“Period to Purchase I”) the Financier agreed to acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale was not made during the Period to Purchase I, within 7 days (“Period to Purchase II”) the Issuer agreed to acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale was not made during the Period to Purchase II, within 7 days PT Bhakti Assets Management (a stockholder of the Financier) agreed to acquire the Garuda Debt at a net transfer price of 50% of the face value.

On August 7, 2003, the Company received US$5,000 from the Financier and recognized the Garuda Debt at 50% of the face value (or US$5,000, equivalent to Rp41,425) since this was the portion of the Garuda Debt that was reasonably assured of being recovered.

Based on a Trade Confirmation dated September 8, 2003, the Company sold all of its Garuda Debt to Deutsche Bank AG, London for US$4,425. On January 27, 2004, the Company received the proceeds from the sale of the Garuda Debt amounting to US$4,344, after considering interest income amounting to US$81 received by the Company since September 8, 2003 (the trade confirmation date).

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Cellular technical equipment
Base station subsystem	2,269,942	854,946	2,074	—	3,122,814
Network switching subsystem	1,080,531	361,474	89,762	—	1,352,243
Operating support subsystem	99,986	62,536	—	—	162,522
Satellite technical equipment
Satellites	395,658	84,729	—	—	480,387
Master control station	53,518	10,986	—	—	64,504
Customer premises equipment	17,828	7,425	—	—	25,253
Transmission and cross—connection equipment
Transmission equipment	113,393	20,101	—	—	133,494
Cross-connection equipment	12,213	2,291	—	—	14,504

Total	5,948,933	1,938,805	109,658	—	7,778,080

Less impairment in value	131,209	1,010	32,598	—	99,621

Net Book Value	11,759,256				14,093,127

	2004
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Carrying Value
Landrights	259,743	23,855	—	—	283,598
Buildings	358,385	885	—	16,805	376,075
Submarine cables	717,258	—	2,201	147,761	862,818
Earth stations	108,484	—	—	7,729	116,213
Inland link	197,856	1,716	—	199,810	399,382
Switching equipment	308,773	—	—	16,514	325,287
Telecommunications peripherals	1,258,238	196,273	9,187	101,179	1,546,503
Information technology equipment	643,335	94,611	29,072	163,105	871,979
Office equipment	1,053,154	53,449	3,571	992	1,104,024
Building and leasehold improvements	439,535	95	3,671	482,524	918,483
Vehicles	15,655	1,007	1,301	—	15,361
Cellular technical equipment
Base station subsystem	8,240,699	—	10,258	2,734,461	10,964,902
Network switching subsystem	3,224,112	—	716	2,369,482	5,592,878
Operating support subsystem	539,705	—	—	34,166	573,871
Satellite technical equipment
Satellites	994,369	8,025	—	148	1,002,542
Master control station	155,743	—	—	6,207	161,950
Customer premises equipment	104,351	—	—	2,243	106,594

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Transmission and cross-connection equipment
Transmission equipment	436,233	—	—	6,469	442,702
Cross-connection equipment	28,774	—	—	—	28,774
FWA technical equipment Base station subsystem	—	—	—	317,499	317,499
Properties under construction and installation	2,886,426	5,530,743	—	(6,607,094)	1,810,075

Total	21,970,828	5,910,659	59,977	—	27,821,510

Accumulated Depreciation
Buildings	153,546	23,887	—	—	177,433
Submarine cables	248,003	63,005	1,618	—	309,390
Earth stations	72,973	7,392	—	—	80,365
Inland link	40,599	21,183	—	—	61,782
Switching equipment	146,400	27,007	—	—	173,407
Telecommunications peripherals	684,125	183,353	9,187	—	858,291
Information technology equipment	391,229	150,711	13,332	—	528,608
Office equipment	483,099	93,143	2,816	—	573,426
Building and leasehold improvements	192,576	98,044	846	—	289,774
Vehicles	9,809	2,614	1,033	—	11,390
Cellular technical equipment
Base station subsystem	3,122,814	1,269,200	755	—	4,391,259
Network switching subsystem	1,352,243	554,363	60	—	1,906,546
Operating support subsystem	162,522	30,879	—	—	193,401
Satellite technical equipment
Satellites	480,387	128,168	—	—	608,555
Master control station	64,504	6,002	—	—	70,506
Customer premises equipment	25,253	5,270	—	—	30,523
Transmission and cross-connection equipment
Transmission equipment	133,494	21,547	—	—	155,041
Cross-connection equipment	14,504	4,743	—		19,247
FWA technical equipment Base station subsystem	—	22,132	—	—	22,132

Total	7,778,080	2,712,643	29,647	—	10,461,076

Less impairment in value	99,621	17,637	—	—	117,258

Net Book Value	14,093,127				17,243,176

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During 2002, 2003 and 2004, sales of certain property and equipment were made as follows:

	2002	2003	2004
Proceeds from sale	3,412	6,147	18,490
Net book value	(1,040)	(6,974)	(17,072)

Gain (loss)	2,372	(827)	1,418

Depreciation charged to operations amounted to Rp1,723,933, Rp1,938,805 and Rp2,712,643 in 2002, 2003 and 2004, respectively.

In November 2003, Satelindo disposed of property and equipment which previously have been provided with an impairment reserve amounting to Rp32,598.

In 2003, Lintasarta provided Rp1,010 as impairment reserve on its assets.

In 2004, the Company recognized impairment loss on Sisindosat’s property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment (see Notes 1d and 42a).

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of December 31, 2004, approximately 15.11% of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by the Company and Lintasarta (Note 17).

As of December 31, 2004, the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for US$153,847 and Rp112,961, including insurance on the Company’s satellite amounting to US$70,000 which is pledged as collateral for its long-term debts (Notes 17 and 18). In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of December 31, 2003 and 2004 are as follows:

2003	Percentage of Completion	Cost	Estimated Date of Completion
Cellular technical equipment	60-95	2,091,915	March 2004
Telecommunications peripherals	15-90	421,334	January-June 2004
Submarine cables	99	147,508	March 2004
Inland link	54-73	105,535	February-July 2004

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

2003	Percentage of Completion	Cost	Estimated Date of Completion
Building and leasehold improvements	60-95	36,863	March 2004
Switching equipment	90-93	9,653	March 2004
Satellite technical equipment	55-85	9,246	November 2004
Information technology equipment	70-90	4,580	February 2004
Transmission and cross-connection equipment	75-85	4,512	February 2004
Others	20-95	55,280	January-June 2004

Total		2,886,426

2004
Cellular technical equipment	68	1,525,579	January-June 2005
Fixed wireless access technical equipment	95	105,562	January-March 2005
Building and leasehold improvements	79-93	68,587	January-April 2005
Inland link	83	66,002	June 2005
Information technology equipment	85-90	13,780	January-March 2005
Telecommunications peripherals	80	6,939	January-March 2005
Building	40	5,554	December 2005
Satellite technical equipment	40	1,070	January-March 2005
Others	91-95	17,002	January-April 2005

Total		1,810,075

Borrowing costs capitalized during the year to properties under construction and installation are as follows:

	2002	2003	2004
Interest expense	49,443	84,775	83,064
Net foreign exchange loss	502	607	—

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from acquisition of equity interest in Satelindo and Bimagraha (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Customer base
—Post-paid	154,220
—Prepaid	73,128
Spectrum license	222,922
Brand	147,178

Total	597,448

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase (decrease) in net income as follows:

Period	Amount
Year ended December 31, 2004	572,319
Year ending December 31, 2005	572,319
Year ending December 31, 2006	271,798
Year ending December 31, 2007	(84,603)

The analysis of goodwill and other intangible assets is as follows:

	2003	2004
Balance at beginning of year	4,079,090	3,344,939
Amortization of goodwill	(252,907)	(226,347)
Amortization of intangible assets	(99,201)	(106,014)
Deduction of goodwill due to reversal of deferred tax liabilities relating to the merger transaction (Notes 1e and 15)	(382,043)	—

Balance at end of year	3,344,939	3,012,578

13.	LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

14.	PROCUREMENT PAYABLE

This account consists of payables to the following vendors/contractors:

	2003	2004
Ericsson AB, Sweden (US$3,487 in 2003 and US$55,709 in 2004)	29,519	517,539
Siemens Aktiengesellschaft, Germany (including US$51,553 in 2003 and US$28,102 in 2004)	438,776	262,660
Alcatel CIT, France (including US$37,465 in 2003 and US$16,913 in 2004)	317,662	157,447
ZTE Corporation, China (US$10,235)	—	95,084
PT Alcatel Indonesia (including US$991 in 2003 and US$6,259 in 2004)	11,228	71,255
Nokia Corporation, Finland (US$7,248)	—	67,337
Kopindosat	456	57,539
Siemens Mobile Communications S.p.A, Italy (US$4,720)	—	43,847
PT Dawamiba Engineering	3,148	35,133
PT Ekaprasarana Primatel (US$258 in 2003 and including US$3,546 in 2004)	2,160	34,185
PT Logica CMG Indonesia (US$3,010)	—	27,962
PT NEC Indonesia (including US$2,933)	—	27,629

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003	2004
PT Lintas Teknologi Indonesia (including US$2,713 in 2004)	8	27,497
PT Siemens Indonesia (including US$713 in 2003 and US$986 in 2004)	52,960	23,893
Sumitomo Corporation, Japan (including US$7,252 in 2003 and US$2,085 in 2004)	61,359	19,699
PT Westindo Esa Perkasa (including US$1,973 in 2003 and US$1,766 in 2004)	17,682	17,882
PT Berca Hardayaperkasa (US$1,788 in 2004)	772	17,756
PT Hariff Daya Tunggal Engineering (including US$1,871)	—	17,446
PT Gihon Telekomunikasi Indonesia	37	14,426
PT Karya Mitra Nugraha	—	14,388
PT Catur Elang Perkasa	1,312	13,767
PT Bukaka Teknik Utama	168	12,045
PT Nexwave (US$1,200)	—	11,148
PT Ericsson Indonesia (including US$13,703 in 2003 and US$755 in 2004)	171,350	10,628
NT System Company Limited, Hongkong (US$1,097)	—	10,189
PT Kopnatel Jaya	3,077	9,967
PT Bangun Sarana Baja	42	9,715
PT Ciptakomunindo Pradipta	1,396	9,693
PT Industri Telekomunikasi Indonesia (including US$491 in 2004)	3,082	9,667
PT Tricipta Persada Nusantara (US$856 in 2003 and including US$961 in 2004)	7,245	9,420
PT Senopati Sellularindo	19,873	9,130
PT Auvikomunikasi Media Pro	—	8,766
PT Bumi Trafacon Utama	1,618	8,602
PT Duta Sembilan Kartika	389	8,414
PT Data Media Telekomunikasi (US$896)	—	8,323
PT Logica Indonesia (US$97 in 2003 and including US$830 in 2004)	825	7,977
PT Abhimata Citra Abadi (US$802)	—	7,451
PT Prima Mitratama Sejati (including US$1,230 in 2003 and US$717 in 2004)	10,969	7,301
PT Silkar National Ltd.	1,217	7,208
PT Bukit Jaya Abadi	—	7,099
PT Rama Perwira	—	7,031
PT Asiakomnet Multimedia (including US$690)	—	6,770
PT Karunia Berca Indonesia	—	6,696
PT Bumikharisma Lininusa	—	6,675
PT Atma Sugih Abadi	—	6,638
PT Alita Praya Mitra	1,939	6,070
PT Astra Graphia Tbk (including US$712 in 2003 and US$380 in 2004)	6,604	3,530
PT Aditech Matra (including US$1,169 in 2003 and US$38 in 2004)	11,073	807
Others (including US$9,041 in 2003 and US$13,282 in 2004, each below Rp5,000)	166,861	267,732

Total	1,344,807	2,049,063

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

15.	TAXES PAYABLE

The taxes payable as of December 31, 2003 and 2004 are as follows:

	2003	2004
Estimated corporate income tax payable, less tax prepayments of Rp386,978 in 2003 and Rp131,499 in 2004	198,592	9,403
Income taxes:
Article 21	71,491	86,626
Article 22	1,238	4,390
Article 23	26,910	51,085
Article 25	1,194	18,712
Article 26	604	22,055
Article 29	243	1,068
VAT	21,544	22,553
Others	1,090	4,307

Total	322,906	220,199

The reconciliation between income before income tax and extraordinary item and estimated taxable income (loss) of the Company for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
Income before income tax and extraordinary item per consolidated statements of income	1,350,230	1,586,693	2,382,758
Extraordinary item—realized gain on difference in value from restructuring transaction of entities under common control	—	7,443,910	—
Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations	(823,323)	(312,887)	(112,210)

Income before income tax of the Company	526,907	8,717,716	2,270,548

Positive adjustments
Compensation expense for ESOP (Note 20)	—	24,809	95,990
Loss from decline in value of investments in associated companies and other long-term investments	80,227	—	48,683
Accrual of postretirement benefits	7,528	10,653	45,732
Provision for doubtful accounts	313,019	45,659	34,246
Donation	3,040	5,847	20,645
Representation and entertainment	—	—	14,787
Provision for termination, gratuity and compensation benefits of employees	5,868	—	8,823
Gain on sale of investment in associated companies	—	—	7,688
Accrual of remuneration and other employee benefits	3,544	49,209	5,568
Employee benefits	9,762	37,876	5,201
Assessments for income taxes and related penalties	26,485	40,424	1,616
Realized loss on difference in value from restructuring transaction of entities under common control	—	2,510,690	—

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
Reversal of write-off of other long-term investment and related interest receivable	—	413,049	—
Interest expense on loans used to finance shares acquisition (Note 17)	167,941	253,400	—
Gain on sale of other long-term investment (Note 10)	109,184	32,207	—
Provision for decline in value of short-term investment	—	25,395	—
Net periodic pension cost	—	5,993	—
Interest on tax installments	137,358	—	—
Equity in net loss of investees	109,308	—	—
Others	1,880	7,876	6,123

Negative adjustments
Depreciation—net	(47,430)	(46,315)	(772,515)
Interest income already subjected to final tax	(192,902)	(58,985)	(178,616)
Equity in net income of investees	—	(993,418)	(156,882)
Capitalization of interest expense and personnel expenses to property and equipment (Notes 11 and 24)	—	—	(101,702)
Amortization of goodwill and other intangible assets	(557,488)	(509,647)	(82,663)
Realization of stock option resulting from the exercise of ESOP Phase I	—	—	(49,592)
Net periodic pension cost	(32,481)	—	(15,964)
Write-off of accounts receivable	(319,563)	(23,998)	(6,184)
Gain from sale of property and equipment	—	—	(465)
Amortization of debt and bonds issuance cost (Notes 17 and 18)	—	(21,662)	(314)
Realized gain on difference in value from restructuring transaction of entities under common control	—	(9,813,209)	—
Reversal of interest expense on loans used to finance shares acquisition due to the merger (Note 17)	—	(421,341)	—
Sale of other long-term investment and related interest receivable (Note 10)	—	(417,649)	—
Realized gain on sale of other long-term investment (Note 10)	—	(141,391)	—
Provision for termination, gratuity and compensation benefits of employees	—	(1,939)	—
Write-off of other long-term investment	(95,250)	—	—
Others	(1,116)	—	—

Estimated taxable income (loss) of the Company before tax losses carryover	255,821	(268,751)	1,200,753
Tax losses carryover at beginning of year	—	—	(934,637)
Tax losses carryover of IM3 carried over to the Company as a result of the merger (Notes 1e and 15)	—	(665,886)	—

Estimated taxable income of the Company	255,821	—	266,116

Tax losses carryover at end of year	—	(934,637)	—

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The computation of the income tax expense (benefit)—net for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
Estimated taxable income (loss) of the Company	255,821	(268,751)	266,116

Income tax expense—current (at statutory tax rates)
Company	76,729	—	79,817
Subsidiaries	169,141	585,570	61,085

Total income tax expense—current	245,870	585,570	140,902

Income tax expense (benefit)—deferred
Company—effect of temporary differences at enacted maximum tax rate (30%)
Tax loss carryover	—	(80,626)	280,392
Depreciation—net	14,229	13,895	231,754
Equity in net income (loss) of investees	(32,792)	298,025	47,065
Capitalization of interest expense and personnel expenses to property and equipment (Notes 11 and 24)	—	—	30,511
Amortization of goodwill and other intangible assets	167,246	152,894	24,799
Net periodic pension cost	9,744	(1,798)	4,789
Write-off of accounts receivable	95,869	7,199	1,855
Gain on sale of property and equipment	34	—	139
Amortization of debt and bonds issuance cost (Notes 17 and 18)	—	6,499	94
Loss from decline in value of investments in associated companies and other long-term investments	(24,068)	—	(14,605)
Compensation expense for ESOP	—	(7,443)	(13,919)
Accrual of postretirement benefits	(2,258)	(3,196)	(13,720)
Provision for doubtful accounts	(93,906)	(13,698)	(10,274)
Provision for termination, gratuity and compensation benefits of employees	(1,760)	582	(2,647)
Gain (loss) on sale of investment in associated companies and other long-term investment	—	125,295	(2,306)
Accrual of remuneration and other employee benefits	(1,063)	(14,763)	(1,670)
Realized gain on difference in value from restructuring Transaction of entities under common control	—	2,943,963	—
Reversal of interest expense on loans used to finance shares acquisition due to the merger (Note 17)	—	126,403	—
Effect on reversal of equity in net income of Satelindo, IM3 and Bimagraha due to the merger (Note 1e)	—	(709,772)	—
Reversal of write-off of other long-term investment and related interest receivable	—	(123,915)	—

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
Interest expense on loans used to finance shares acquisition (Note 17)	(50,383)	(76,020)	—
Provision for decline in value of short-term investment	—	(7,618)	—
Write-off of other long-term investment	28,575	—	—
Others	—	(160)	(4,735)

	109,467	2,635,746	557,522

Subsidiaries
Taxable gain on revaluation of property and equipment, offset against tax losses carryover	—	68,242	—
Effect of temporary differences at enacted maximum tax rate (30%)
Loss from decline in value of other long-term investments	(4,982)	(254)	12,404
Provision for doubtful accounts	(7,459)	(31,990)	7,961
Write-off of accounts receivable	72,761	1,810	3,316
Equity in net income of investees	179,458	133,712	2,270
Tax loss carryover applied (tax loss)	186,550	(118,637)	(21,762)
Depreciation—net	100,914	150,618	(4,834)
Gain on sale of investment in associated company	—	3,525	—
Effect on reversal of equity in net income of Satelindo due to the merger (Note 1e)	—	(432,521)	—
Others	(2,165)	(1,717)	(4,916)
Valuation allowance—net	(103,956)	273	31,691
Effect on reversal of temporary difference on depreciation of revalued property and equipment	—	(68,242)	—

	421,121	(295,181)	26,130

Net income tax expense—deferred	530,588	2,340,565	583,652

Income tax expense—net	776,458	2,926,135	724,554

The income tax expense (benefit)—deferred is presented in the consolidated statements of income as/as part of the following accounts:

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
Income tax expense (benefit)—deferred	530,588	(603,398)	583,652
Extraordinary item—realized gain on difference from restructuring transaction of entities under common control	—	2,943,963	—

Net	530,588	2,340,565	583,652

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The computation of the estimated income tax payable and claims for tax refund for the years ended December 31, 2003 and 2004 is as follows:

	2003	2004
Income tax expense—current
Company	—	79,817
Subsidiaries	585,570	61,085

Total income tax expense—current	585,570	140,902

Less prepayments of income tax of the Company
Article 22	3,549	76,527
Article 23	32,335	133,135
Article 25	81,804	224,074

Total prepayments of income tax of the Company	117,688	433,736

Less prepayments of income tax of Subsidiaries
Article 22	54,883	2,349
Article 23	55,105	39,024
Article 25	301,401	17,505

Total prepayments of income tax of Subsidiaries	411,389	58,878

Total prepayments of income tax	529,077	492,614

Estimated income tax payable
Company	—	—
Subsidiaries	198,592	9,403

Total estimated income tax payable	198,592	9,403

Claims for tax refund (presented as part of “Prepaid Taxes”)
Company	117,688	353,919
Subsidiaries	24,411	7,196

Total claims for tax refund	142,099	361,115

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The reconciliation between the income tax expense including the income tax on extraordinary item calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense—net as shown in the consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
Income before income tax and extraordinary item per consolidated statements of income	1,350,230	1,586,693	2,382,758
Extraordinary item—realized gain on difference in value from restructuring transaction of entities under common control	—	7,443,910	—
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	1,533,805	2,047,223	90,976

Combined income, net of loss, before income tax of the Company and Subsidiaries	2,884,035	11,077,826	2,473,734

Income tax expense at the applicable tax rate of 30%	865,211	3,323,348	742,120
Taxable gain on revaluation of property and equipment, offset against tax losses carryover	—	68,242	—
Tax effect on permanent differences
Donation	4,179	7,241	6,194
Assessments for income taxes and related penalties	6,964	21	2,362
Employee benefits	11,162	23,043	2,251
Interest income already subjected to final tax	(88,295)	(15,112)	(57,473)
Realized loss on difference in value from restructuring transaction of entities under common control	—	753,207	—
Gain on sale of other long-term investment	32,755	9,662	—
Realized gain on sale of other long-term investment	—	(42,417)	—
Interest on tax installments	41,207	—	—
Others	7,319	6,154	3,032
Unrealized tax loss	—	3,078	—
Valuation allowance adjustment	(103,956)	273	31,690
Effect on reversal of equity in net income of Satelindo, IM3 and Bimagraha due to the merger (Note 1e)	—	(1,142,293)	—
Effect on reversal of temporary differences on depreciation of revalued property and equipment	—	(68,242)	—
Adjustment due to tax audit and others	(88)	(70)	(5,622)

Income tax expense—net per consolidated statements of income	776,458	2,926,135	724,554

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2003 and 2004 are as follows:

	2003 (As Restated - Note 4)	2004
Company
Deferred tax assets
Allowance for doubtful accounts—net	—	156,743
Allowance for decline in value of investments in associated companies and other long-term investments	—	92,565
Pension cost	—	39,525
Accrual of postretirement benefits	—	33,476
Accrual of remuneration and other employee benefits	—	24,936
Compensation expense for ESOP	—	21,362
Estimated liability for termination, gratuity, and compensation benefits of employees (Labor Law No. 13)	—	10,591
Allowance for short-term investment	—	7,618

Total	—	386,816

Deferred tax liabilities
Property and equipment	—	776,766
Investments in subsidiaries/associated companies net of amortization of goodwill and other intangible assets	—	86,449
Deferred bonds and loans issuance costs	—	6,593
Difference in transactions of equity changes in associated companies/subsidiaries	—	1,801
Others	—	925

Total	—	872,534

Deferred tax liabilities—net	—	485,718

Subsidiaries (Asiatel and APE in 2003 and 2004, IM2 in 2004)
Deferred tax assets
Allowance for decline in value of other long-term investments	—	9,462
Tax loss carryover	5,196	6,532
Allowance for doubtful accounts—net	597	7,413
Others	27	405

	5,820	23,812
Valuation allowance	(5,418)	(21,875)

Net	402	1,937

Deferred tax liabilities
Investments in subsidiaries/associated companies	—	1,891
Property and equipment	1,083	654
Others	978	2,748

Total	2,061	5,293

Deferred tax liabilities—net	1,659	3,356

Total deferred tax liabilities—net	1,659	489,074

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003 (As Restated - Note 4)	2004
Company
Deferred tax assets
Tax loss carryover	280,392	—
Allowance for doubtful accounts—net	145,364	—
Allowance for decline in value of investments in associated companies and other long-term investments	80,930	—
Pension cost (Note 29)	44,314	—
Accrual of remuneration and other employee benefits	23,266	—
Accrual of postretirement benefits	19,756	—
Allowance for short-term investment	7,618	—
Compensation expense for ESOP	7,443	—
Estimated liability for termination, gratuity and compensation benefits of employees (Labor Law No. 13)	7,450	—

Total	616,533	—

Deferred tax liabilities
Property and equipment	517,621	—
Investments in subsidiaries/associated companies net of amortization of goodwill and other intangible assets	10,736	—
Unamortized debt and bonds issuance cost	6,499	—
Difference in transactions of equity changes in associated companies/subsidiaries	1,752	—
Others	925	—

Total	537,533	—

Deferred tax assets—net	79,000	—

Subsidiaries (IM2 in 2003, Sisindosat and Lintasarta in 2003 and 2004)
Deferred tax assets
Tax loss carryover	—	20,426
Property and equipment	15,948	20,395
Allowance for doubtful accounts—net	24,902	6,888
Allowance for decline in value of investments in associated companies and other long-term investments	22,027	5,473
Investments in subsidiaries/associated companies	649	—
Others	10,952	11,809

Total	74,478	64,991
Valuation allowance	(15,747)	(30,981)

Net	58,731	34,010

Deferred tax liabilities
Investments in subsidiaries/associated companies	—	337
Others	1,094	469

Total	1,094	806

Deferred tax assets—net	57,637	33,204

Total deferred tax assets—net	136,637	33,204

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of December 31, 2003 and 2004 is as follows:

	2003 (As Restated - Note 4)		2004
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	79,000	—	—	485,718
Subsidiaries
Asiatel	—	691	—	691
Sisindosat	30,130	—	—	—
Lintasarta	24,413	—	33,204	—
IMM	3,094	—	—	1,342
APE	—	968	—	1,323

Total	136,637	1,659	33,204	489,074

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies and the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, the doubtful accounts are written off, the tax loss carryover is utilized, the accrued remuneration and other employee benefits are paid and the allowance for short-term investment is realized upon sale of the investment. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and unamortized debt and bonds issuance cost due to the use of different depreciation/amortization periods and methods for income tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

Based on Decision No. KEP-02/WPJ.07/KP.0105/2002 dated March 26, 2002 of the Director General of Taxation, the Company obtained approval to pay the income tax article 29 for fiscal year 2001 amounting to Rp1,893,981 in nine installments up to December 25, 2002 with interest at 2% per month. As of December 31, 2002, the Company has fully paid the installments.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In 2002, 2003 and 2004, the Company received assessment letters on tax underpayment (“SKPKB”/ “STP”) detailed as follows:

	2002	2003	2004
Income taxes	11,646	40,424	1,616
VAT	14,839	—	—

Total *	26,485	40,424	1,616

*	including penalties and interest

The above tax underpayment has been settled by the Company.

No income tax was provided for Sisindosat, Asiatel and SMM in 2003 and 2004, for Indosat in 2003, and for SIB and IFB in 2004 because they were in tax loss position during those years.

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

Total DTL recognized by the Company as of November 20, 2003 (the merger date) on its investment in the merged subsidiaries amounted to Rp829,689, including Rp119,917 which was charged directly to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, a component of Stockholders’ Equity.

Bimagraha also recognized DTL on its equity in net income and difference in transactions of equity changes in Satelindo. As of November 20, 2003, the DTL recognized by Bimagraha from the date it was acquired by the Company on its equity in net income and difference in transactions of equity changes in Satelindo amounted to Rp432,521 and Rp34, respectively.

Due to the merger, the Company’s expectation on the probability of the future settlement of the DTL changed since its investments in the merged subsidiaries changed in form and are assumed not to be sold to third parties; accordingly, all of the above DTL were reversed on the merger date. The reversal of net DTL was made against “Income Tax Benefit—Deferred” account or “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries” account, depending on whether the DTL or DTA impacted earnings or equity upon recognition.

On the merger date, the Company also reversed the balance of DTL on the difference in fair value between the tax basis and book basis of the net assets acquired during Bimagraha’s and Satelindo’s acquisition in 2001 and 2002, respectively. Total amount of DTL reversed amounting to Rp382,043 was credited to goodwill (Note 12).

As of November 20, 2003, the tax loss carryover from IM3 carried over to the Company as a result of merger amounted to Rp665,886, after considering the correction from the Directorate General of Taxation. Based

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

on the decision letter dated February 5, 2004 of the Directorate General of Taxation regarding the approval of IM3’s fiscal balance sheet in connection with the revaluation of its property and equipment, the taxable gain on such revaluation was adjusted from Rp197,971 to become Rp227,474 (Rp29,503 greater than the amount reported in IM3’s corporate tax return).

The tax loss carryover of Sisindosat, SMM and Asiatel as of December 31, 2004 can be carried forward through 2009 based on the following schedule:

Year Due	Amount
2005	3,283
2006	11,528
2007	—
2008	356
2009	72,541

Total	87,708

16.	ACCRUED EXPENSES

This account consists of the following:

	2003 (As Restated - Note 4)	2004
Concession fee	103,043	171,590
Interest	169,564	167,048
Network repairs and maintenance	32,195	121,005
Postretirement benefits	65,852	111,584
Other employee benefits	48,795	52,150
Radio frequency license	62,216	49,399
Labor Law No. 13 benefits (Note 29)	30,950	42,841
Annual leave	37,605	40,961
Consultancy fees	25,665	30,217
Pension cost (Note 29)	18,313	20,896
Rental	10,339	14,911
Utilities	8,432	8,066
Others	96,490	96,721

Total	709,459	927,389

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

17.	LONG-TERM DEBTS

This account consists of the following:

	2003	2004
Related parties
Syndicated loan facility 2
BNI—net of unamortized debt issuance cost of Rp14,322 in 2003 and Rp10,497 in 2004	810,678	752,628
Mandiri—net of unamortized debt issuance cost of Rp3,472 in 2003 and Rp2,393 in 2004	196,528	175,387
BNI (US$75,000)	634,875	—
Syndicated loan facility 1
Mandiri Syari’ah	50,000	—
BNI	30,000	—
Government of the Republic of Indonesia	2,505	—
Others	1,139	988
Third parties—net of unamortized debt issuance cost of Rp16,925 in 2003 and Rp12,372 in 2004	1,383,698	1,034,497

Total long-term debts	3,109,423	1,963,500

Less current maturities
Related parties
BNI	61,875	123,750
Mandiri	22,220	44,536
Government of the Republic of Indonesia	2,505	—
Third parties	112,294	207,135

Total current maturities	198,894	375,421

Long-term portion	2,910,529	1,588,079

The loans from related parties consist of the following:

a.	Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank	Amount
BCA	975,000
Mandiri *	900,000
BNI *	900,000
Danamon *	240,000
Bukopin	150,000

Total	3,165,000

* related parties

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The facility is divided into 3 tranches:

Tranche	Bank	Amount
A	Danamon	240,000
	Bukopin	150,000
B	Mandiri	900,000
C	BCA	975,000
	BNI	900,000

Total		3,165,000

The Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA (Note 35), and/or for capital expenditure financing, and/or other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 11.83% to 12.75% per annum in 2003 and from 11.00% to 11.92% in 2004. The loans are payable semi-annually.

The details of the principal installments of Syndicated Loan 2 are as follows:

Tranche	Semi-annual Installment	Due Date	Amount of Each Installment (% to Principal)
B	1st - 8th	Every six months of interval starting December 2004 to June 2008	11.11
	9th	December 2008	11.12
C	1st - 4th	Every six months of interval starting December 2004 to June 2006	7.50
	5th	December 2006	10.00
	6th - 9th	Every six months of interval starting June 2007 to December 2008	15.00

As of December 31, 2003 and 2004, the outstanding balances of the loans are as follows:

Bank	2003	2004
BCA	975,000	901,875
BNI *	825,000	763,125
Mandiri *	200,000	177,780

Balance	2,000,000	1,842,780
Unamortized debt issuance cost	(34,719)	(25,262)

Net	1,965,281	1,817,518

* related parties

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

The amortization of debt issuance cost charged to operations amounted to Rp559 in 2003 and Rp9,457 in 2004.

The loans are collateralized by the Company’s moving cellular assets in Indonesia which from time to time should have a minimum value of 125% of the loans based on a fiduciary agreement.

b.	Mandiri

1)	Sisindosat

Sisindosat’s investment loan facility with Mandiri has a maximum amount of Rp478 and is available for three years starting from June 14, 2002 with annual interest rate of 19.5%. The outstanding balance of this loan as of December 31, 2003 is Rp246.

Sisindosat repaid fully this loan in 2004.

2)	The Company

On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp1,500,000.

In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point d below) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 18).

c.	Syndicated Loan Facility 1

On August 7, 2002, IM3 obtained a long-term credit facility of Rp1,500,000 from the following syndicated banks:

Bank	Amount
Mandiri *	1,000,000
BNI *	230,000	**
BCA	100,000
Mandiri Syari’ah *	50,000
Danamon ***	50,000
BRI *	50,000
Bukopin	20,000

Total	1,500,000

* related parties ** including Rp30,000 loan from Syari’ah Business Division *** affiliate of the Companies starting 2003

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3’s GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

The loans bore interest in accordance with the prime rate of the syndicated banks. The annual interest rates ranged from 11.34% to 20.00% in 2002, and from 12.44% to 21.00% in 2003. The loans were scheduled to be payable semi-annually, with the first to fourth installments of 15% each of the principal amounts being payable from February 2005 to August 2006, and the fifth and sixth installments of 20% of the principal amounts being payable until the maturity date of August 2007.

On September 24, 2003, Mandiri (as agent) informed IM3 that BRI transferred its credit portion to BCA. In addition, in September and October 2003, IM3 received letters from the banks giving approval to the merger of IM3 with the Company. The credit facility agreement was amended to consider the above-mentioned matters based on notarial deed No. 1 dated October 1, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.).

On December 23, 2003, the Company paid Rp1,420,000 out of the Rp1,500,000 outstanding loans.

As of December 31, 2003, the outstanding balances of the loans were as follows:

Bank	Amount
Mandiri Syari’ah *	50,000
BNI *	30,000	**

Total	80,000

* related parties ** including Rp30,000 loan from Syari’ah Business Division

Based on the credit facility agreement, IM3 was required to maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months’ interest.

The loans were collateralized by IM3’s GSM 1800 cellular network with a minimum value of not less than 125% of the total loans.

The Company repaid the remainder of the loans of Rp50,000 to Mandiri Syari’ah on January 30, 2004 and Rp30,000 to BNI (Syari’ah Business Division) on February 20, 2004.

d.	BNI

On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of US$75,000. Interest was at LIBOR plus 6.15% which was payable on a quarterly basis. The loan was scheduled to be payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan was collateralized by 9,615,385 shares of Satelindo.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on the loan agreement, the Company was required to comply with, among others, the following covenants:

—	maintain current ratio of 110% at the minimum

—	maintain debt-to-equity ratio (DER) of 233% at the maximum.

The proceeds of the loan were used to refinance the loan obtained from Mandiri (point b.2. above).

On January 16, 2004, this loan was fully repaid.

e.	Government of the Republic of Indonesia

The proceeds of the Company’s loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia—Middle East—Western Europe 2 submarine cables. The loan bore interest at annual rates ranging from 12.79% to 13.86% in 2002 and from 8.36% to 12.43% in 2003. These rates represented the lower between:

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

The loan was fully repaid in January 2004.

The loans from third parties consist of the following:

	2003	2004
Syndicated Loan Facility 2 (refer to previous section on loans from related parties)
BCA—net of unamortized debt issuance cost of Rp16,925 in 2003 and Rp12,372 in 2004	958,075	889,503
Investment Credit Facility 3 from Niaga	—	96,200
Import Sight Letter of Credit (“L/C”) Facility and Investment Credit Facility 1 from Niaga	74,199	35,199
Import Sight Letter of Credit (“L/C”) Facility and Investment Credit Facility 2 from Niaga	12,580	13,500
BCA (US$40,000)	338,600	—
Others	244	95

Total	1,383,698	1,034,497
Less current maturities	112,294	207,135

Net	1,271,404	827,362

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

a.	Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a new credit facility from Bank Niaga for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5%. The loan has a grace period in the repayment of principal up to the quarter ending June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007. As of December 31, 2004, the outstanding balance of the loan amounted to Rp96,200 (of which Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility) (see point c below).

The loan is collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 7) and trade receivables from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

b.	Import Sight L/C Facility and Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained facilities from Niaga as follows:

•	Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp130,000 wherein 10% of the facility would be financed by Lintasarta itself and 90% of the facility or Rp117,000 would be financed through investment credit facility. The facility also included local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp26,000. This facility expired on December 31, 2002.

•	Investment credit facility amounting to Rp117,000 for financing the above facility. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The repayment of the principal started on January 16, 2003, with installments amounting to Rp9,750 payable quarterly up to October 16, 2005. As of December 31, 2003 and 2004, this loan had outstanding balances of Rp74,199 and Rp35,199, respectively.

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 7) and time deposit placed in Niaga amounting to Rp10,000 (presented as part of “Non-current Assets—Others”). Based on the amendment No. 201/CBG/JKT/2004 dated June 29, 2004 of the credit agreement, the loan is also secured by trade receivables from one of Lintasarta’s customers. Lintasarta is required to obtain written approval from Niaga if:

•	The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period.

•	Lintasarta will obtain new debts (Note 18).

•	Lintasarta will invest in other than Lintasarta’s current business.

Lintasarta is also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current year’s net income.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•	Import Sight/Usance/UPAS L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount was reduced to US$1,000. On June 29, 2004, the facility was rolled over until August 6, 2005. As of December 31, 2004, Lintasarta has not used this facility.

•	Bank guarantee facility amounting to US$3,000. On August 4, 2003, this facility was rolled over until August 6, 2004 but the facility amount was reduced to US$500. On June 29, 2004, the facility was rolled over until August 6, 2005. No drawdowns have been made from the reduced facility as of December 31, 2004.

c.	Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•	Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta has already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point a above).

•	Investment credit facility 2 amounting to Rp15,000 to finance the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003). The loan has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of December 31, 2004, Lintasarta has fully drawn this facility.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

d.	BCA

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 18) and US$40,000 was financed through a new loan facility from BCA (see below). The balance of US$25,000 was fully repaid in January 2003.

2).	On December 3, 2002, the Company entered into another loan agreement with a total facility of US$40,000 to refinance a part of the above BCA loan. The loan was scheduled to be payable in quarterly installments of US$3,333 starting from March 23, 2005 to December 23, 2007. Interest was paid quarterly at 5.9% over the interest rate of three-month time deposits in U.S. dollar of BCA. The loan was collateralized by the Company’s investment in shares of Satelindo with a minimum amount of 125% of the total loan facility. On January 8, 2004, this loan was fully repaid.

The scheduled principal payments from 2005 to 2008 of all the long-term debts as of December 31, 2004 are as follows:

	2005	2006	2007	2008	Total
In rupiah
Syndicated Loan Facility 2
BCA	146,250	170,625	292,500	292,500	901,875
BNI	123,750	144,375	247,500	247,500	763,125
Mandiri	44,440	44,440	44,440	44,460	177,780
Niaga	60,799	45,200	38,900	—	144,899
Others	182	901	—	—	1,083

Total	375,421	405,541	623,340	584,460	1,988,762

18.	BONDS PAYABLE

As of December 31, 2003 and 2004, this account consists of:

	2003	2004
Guaranteed Notes Due 2010 (US$300,000)—net of unamortized notes issuance cost of Rp27,828 in 2003 and Rp24,629 in 2004	2,511,639	2,762,371
Third Indosat Bonds in Year 2003 with Fixed Rate—net of unamortized bonds issuance cost of Rp29,443 in 2003 and Rp24,830 in 2004	2,470,557	2,475,170
Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	1,075,000	1,075,000
First Indosat Bonds in Year 2001 with Fixed and Floating Rates	1,000,000	1,000,000
Indosat Syari’ah Mudharabah Bonds in Year 2002	175,000	175,000
Limited bonds issued by Lintasarta*	30,436	30,436
Convertible bonds issued by Lintasarta**	6,106	6,106

Total	7,268,738	7,524,083

*	after elimination of limited bonds issued to the Company amounting to Rp9,564
**	after elimination of convertible bonds issued to the Company amounting to Rp13,893

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate. The notes have a total face value of US$300,000. The notes have B+ and B2 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively. The notes bear fixed interest rate at 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

The amortization of notes issuance cost charged to operations amounted to Rp473 in 2003 and Rp3,199 in 2004.

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts (Note 17) and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp749 in 2003 and Rp4,613 in 2004.

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue, are as follows:

	Percentage (%)
Year	Satellite	Internet
1	6.91	10.75
2	6.91	9.02
3	6.91	7.69
4	6.91	6.56
5	6.91	5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year	Percentage (%)
1	6.91
2	9.34
3	9.34
4	9.34
5	9.34

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

Based on the first amendment dated July 12, 2004 of the Convertible Bond Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting on July 1, 2004.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2004 are as follows:

	2005	2006	2007	2008	Total
In U.S. dollar
Guaranteed Notes Due 2010
In U.S. dollar *	—	—	—	—	—
In equivalent rupiah	—	—	—	—	—

In rupiah
Third Indosat Bonds Series A***	—	—	—	1,860,000	1,860,000
Second Indosat Bonds Series A and C **	—	—	875,000	—	875,000
First Indosat Bonds	—	1,000,000	—	—	1,000,000
Syari’ah Bonds	—	—	175,000	—	175,000
Limited Bonds of Lintasarta	—	30,436	—	—	30,436
Convertible Bonds of Lintasarta	—	—	6,106	—	6,106

Total	—	1,030,436	1,056,106	1,860,000	3,946,542

*	these notes do not have specific maturity date due to the early redemption option
**	excluding Series B bonds which do not have specific maturity date due to the buy and sell option
***	excluding Series B bonds which do not have specific maturity date due to the early settlement and buy-back option

19.	CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2003 (as restated) and 2004 is as follows:

2003

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	41.94
Government of the Republic of Indonesia	776,624,999	77,662	15.00
Others (holding below 5% each)	2,229,625,000	222,963	43.06

Total	5,177,500,000	517,750	100.00

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

2004

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	41.08
Government of the Republic of Indonesia	776,624,999	77,662	14.69
Others (holding below 5% each)	2,337,433,500	233,744	44.23

Total	5,285,308,500	528,531	100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the provisions regarding the rights of “A” share as stipulated in the articles of association; (ii) amendment to the objective and purposes of the Company; (iii) increase of capital without pre-emptive rights; (iv) merger, consolidation and acquisition; and (v) dissolution and liquidation of the Company.

Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of BAPEPAM and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited (“STTC”), the sole shareholder of ICL, for the sale of the Government’s 2,171,250,000 B shares (as restated) (representing 41.94% ownership interest in 2003 or 41.08% ownership interest in 2004) in the Company to ICL. The closing date of the transaction was December 20, 2002.

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

At the Company’s Stockholders’ Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company’s articles of association relating to, among others, the right of the “A” share to appoint only one director and one commissioner of the Company.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on a letter from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged all of its B Shares as collateral for a loan facility obtained by STTC from third parties.

Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to:

•	Split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•	Reclassify four A shares resulting from the stock split to B shares

•	Change the exercise price of ESOP Phase 1 (Note 20) from Rp7,837.2 to Rp1,567.4 and increase the number of options by 5 times.

In connection with the exercise of ESOP Phase I commencing from August 1, 2004, 107,808,500 B shares have been issued as of December 31, 2004 (Note 20) at a total premium of Rp207,794.

20.	STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares (as restated, Note 19) in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share (as restated) by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting [i.e. Rp1,567.4 (in full amount, as restated)].

The ESOP will be distributed in two phases:

a.	Phase I: 50% of the ESOP shares or 129,437,500 share options (as restated) will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.	Phase II: 50% of the ESOP shares or 129,437,500 share options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting [i.e. Rp3,702.6 (in full amount)]. It is also resolved that the undistributed ESOP shares from ESOP Phase I will be reallocated for distribution in ESOP Phase II.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options amounting to Rp3,609 being forfeited.

The total fair values of stock options under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

	Phase I	Phase II
Risk-free interest rate	10.00%	8.90%
Expected dividend yield	4.36%	3.50%
Expected volatility	36.50%	37.00%
Expected option period	2 years	2 years

In 2003, the Company recognized proportionate five months’ compensation expense relating to ESOP Phase I amounting to Rp24,809, while in 2004, the Company recognized the remaining proportionate seven months’ compensation expense relating to ESOP Phase I and the proportionate five months’ compensation expense relating to ESOP Phase II amounting to Rp31,123 and Rp64,867, respectively, as part of “Operating Expenses—Personnel”.

As of December 31, 2004, the number of stock options under ESOP Phase I exercised by the employees is 107,808,500 shares (Note 19).

21.	OPERATING REVENUES—CELLULAR

This account consists of:

	2002	2003	2004
Usage charges	2,139,450	3,270,652	4,218,800
Features	538,578	1,163,048	2,239,731
Interconnection income	375,650	482,274	707,544
Monthly subscription charges	116,334	115,836	130,413
Connection fee	87,715	49,431	103,625
Others	13,925	36,339	50,664

Total	3,271,652	5,117,580	7,450,777

The above interconnection income includes interconnection income from related parties amounting to Rp291,815 , Rp466,711 and Rp546,132 in 2002, 2003 and 2004, respectively (Note 30).

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

22.	OPERATING REVENUES—FIXED TELECOMMUNICATION

The “Operating Revenues—Fixed Telecommunication” account represents the Company’s and Satelindo’s share of revenue from the following:

	2002	2003	2004
International Calls
Incoming calls	899,429	902,483	863,192
Outgoing calls	1,238,510	905,186	680,374
Others	—	—	11,366

Total	2,137,939	1,807,669	1,554,932

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp341,679, Rp450,874 and Rp644,909 in 2002, 2003 and 2004, respectively.

Operating revenues—international calls from related parties amounted to Rp1,101,366, Rp906,251 and Rp588,180 in 2002, 2003 and 2004, respectively. These amounts represent 51.52%, 50.13% and 37.83% of total operating revenues—international calls in 2002, 2003 and 2004, respectively (Note 30).

23.	OPERATING REVENUES—MIDI

This account consists of:

	2002	2003	2004
Related parties
Frame net	60,342	79,201	110,702
World link and direct link	24,839	32,762	59,656
Application services	28,871	36,764	41,700
Internet	—	5,522	35,441
Digital data network	17,934	26,684	28,451
Satellite lease	62,650	26,901	24,998
Packet net	2,501	15,189	14,827
Leased line	30,188	29,318	10,002
Others	3,707	6,908	15,599

Sub-total	231,032	259,249	341,376

Third parties
Frame net	225,169	225,108	325,189
Internet	162,163	188,140	253,675
World link and direct link	277,892	220,043	222,945
Satellite lease	138,861	118,811	127,934
Digital data network	120,473	112,732	117,256
Leased line	24,264	24,805	25,423
Application services	22,476	11,008	12,908

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002	2003	2004
TV link	9,994	13,305	10,985
Packet net	30,963	11,508	5,185
Others	19,751	43,625	41,065

Sub-total	1,032,006	969,085	1,142,565

Total	1,263,038	1,228,334	1,483,941

Operating revenues from satellite lease are pledged as collateral for long-term debts obtained and bonds issued by Satelindo (Notes 17 and 18).

24.	OPERATING EXPENSES—PERSONNEL

This account consists of:

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)		2004
Salaries	213,566	254,010		233,795
Bonuses	91,345	148,266		219,678
Employee income tax	91,476	123,934		167,114
Incentives and other employee allowances	166,643	179,433		161,538
Outsourcing	24,519	62,258		112,868
ESOP compensation expense (Note 20)	—	24,809		95,990
Postretirement healthcare benefit	7,979	11,797		48,133
Medical expense	25,667	31,208		38,110
Pension (Note 29)	14,870	53,304		33,931
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 29)	7,286	5,994		13,253
Annual leave	8,100	15,004		3,917
Early retirement compensation	—	48,844	*	—
Others	57,868	64,128		79,057

Total	709,319	1,022,989		1,207,384

*	On April 28, 2003, the Company’s Directors issued Decree No. 28/DIREKSI/2003, “Program for Unconditional Voluntary Resignation due to Change in the Company’s Status and the Company’s Ownership Structure”. Under this decree, employees were offered early retirement option in exchange for separation, appreciation, compensation and other benefits. At the end of the program on June 25, 2003, there were 104 employees who took the option.

The personnel expenses capitalized to properties under construction and installation in 2002, 2003, and 2004 amounted to Rp15,007, Rp16,766 and Rp18,638, respectively.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

25.	OPERATING EXPENSES—COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

	2002	2003	2004
Telkom	599,176	638,934	502,380
Other telecommunications carriers and service providers	49,621	85,259	21,223

Total	648,797	724,193	523,603

The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

Interconnection relates to the expenses for the interconnection between each of the Company’s, Satelindo’s and IM3’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30, 36 and 37). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

	2002	2003	2004
Domestic
Interconnection revenues	1,132,594	1,483,067	1,709,298
Interconnection charges	(580,453)	(848,184)	(1,065,799)

Net	552,141	634,883	643,499

Overseas
Revenues from international carriers	974,718	1,000,781	1,010,759
Charges from international carriers	(633,039)	(549,907)	(365,850)

Net	341,679	450,874	644,909

26. OPERATING EXPENSES—ADMINISTRATION AND GENERAL

This account consists of:

	2002	2003	2004
Rent	53,616	66,340	90,057
Travel	50,216	66,914	55,211
Professional fees	37,472	30,339	48,575

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2002	2003	2004
Provision for doubtful accounts	75,701	144,352	33,786
Insurance	6,185	9,530	33,772
Training, education and research	33,051	28,743	30,673
Communications	29,688	32,035	30,140
Catering	18,148	24,429	29,127
Utilities	21,542	30,178	27,662
Office supplies and stationery	18,068	21,415	20,673
Public relations	11,120	7,068	13,809
Others	55,783	36,645	57,862

Total	410,590	497,988	471,347

27.	OPERATING EXPENSES—OTHER COSTS OF SERVICES

This account consists of:

	2002	2003	2004
Cost of SIM cards and pulse reload vouchers	137,075	221,909	426,497
Radio frequency license	136,608	204,801	180,153
Rent	78,634	127,205	123,626
Content provider	6,526	5,661	108,716
Utilities	70,823	71,564	103,090
Cost of software sold	69,660	68,312	83,051
Universal Service Obligation (“USO”)	18,526	21,153	70,376
Concession fee	66,416	70,331	63,120
Wartel (“Phone Kiosk”) commission	16,181	8,543	33,481
Delivery and transportation	27,349	30,795	29,113
Communications	27,451	24,345	25,567
Billing and collection	10,768	10,490	25,129
Insurance	63,794	59,127	19,370
Impairment loss on property and equipment	—	1,010	17,637
Others	6,136	47,819	63,565

Total	735,947	973,065	1,372,491

28.	OTHER EXPENSES—FINANCING COST

This account consists of:

	2002	2003	2004
Interest on loans	566,876	825,381	1,075,911
Amortization of debts/bonds issuance cost (Notes 17 and 18)	—	1,781	17,269
Bank charges	19,255	11,504	4,351

Total	586,131	838,666	1,097,531

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

29.	PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3%—3.5% of their basic salary to the plans and the companies contribute any remaining amount required to fund their respective plans.

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

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp25,653, Rp65,995 and Rp69,216 for the years ended December 31, 2002, 2003 and 2004, respectively.

The composition of the net periodic pension cost for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
Service cost	21,766	26,203	34,656
Interest cost	36,782	44,069	49,191
Net amortization	—	—	4,829
Return on plan assets	(43,678)	(48,398)	(54,745)
Immediate recognition of past service cost—vested benefit	—	31,430	—

Net periodic pension cost	14,870	53,304	33,931

The net periodic pension cost for the pension plans for the years ended December 31, 2002, 2003 and 2004 was calculated based on the actuarial valuations as of December 31, 2002, 2003 and 2004, respectively.

These actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2002	2003	2004
Annual discount rate	12%	12%	10%
Expected annual rate of return on plan assets	10-12%	7.5-12%	10%
Annual rate of increase in compensation	6-10%	6-10%	9%

The funded status of the plans as of December 31, 2003 and 2004 is as follows:

	2003 (As Restated - Note 4)	2004
Projected benefit obligation	493,944	571,100
Plan assets at fair value	513,777	671,117

Excess of plan assets over projected benefit obligation	19,833	100,017
Unrecognized actuarial gain	127,074	82,175

Prepaid pension cost	146,907	182,192

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Prepaid pension cost—net consists of:

	2003 (As Restated - Note 4)	2004
Prepaid pension cost of the Company:
Current portion (presented as part of “Prepaid Expenses”)	28,570	22,905
Long-term portion	136,650	180,183
Accrued pension cost of
Lintasarta	(18,313)	(20,896)

Net	146,907	182,192

Plan assets principally consist of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10%—20% of their basic salaries while the Company does not contribute to the plans. Total contributions of the employees in 2002, 2003 and 2004 amounted to Rp9,809, Rp18,657 and Rp20,445, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

On June 20, 2000, the Ministry of Manpower issued Decree No. KEP-150/Men/2000 (“KEP-150”) regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Subsequently, KEP-150 was revoked by Labor Law No. 13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this new law at the minimum. As of December 31, 2003 and 2004, the balance of accruals provided by the Companies in accordance with this law amounted to Rp30,950 (as restated) and Rp42,841, respectively. The accruals provided as of December 31, 2003 and 2004 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

30.	ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount		Percentage to Total Assets/Liabilities (%)
	2003	2004	2003	2004
Cash and cash equivalents
State-owned banks (Note 5)	2,228,570	2,526,632	8.55	9.06

Accounts receivable—trade
Telkom	308,745	253,480	1.18	0.91
Telkomsel	112,122	41,912	0.43	0.15
Singapore Telecommunications Ltd (“SingTel”), Singapore	30,019	40,593	0.12	0.15
PT Televisi Republik Indonesia (Persero) (“TVRI”)	37,792	38,505	0.15	0.14
StarHub Pte. Ltd. (“StarHub”), Singapore	14,113	27,597	0.05	0.10
State-owned banks	20,482	20,128	0.08	0.07
PT Pos Indonesia	8,448	9,238	0.03	0.03
Cable & Wireless Optus (“Optus”), Australia	699	5,079	—	0.02
PT Citra Sari Makmur (“CSM”)	4,009	3,542	0.02	0.01
Others	16,273	31,691	0.06	0.11

Total	552,702	471,765	2.12	1.69
Less allowance for doubtful accounts	145,511	149,096	0.56	0.53

Net	407,191	322,669	1.56	1.16

Prepaid expenses (as restated—Note 4)
Ministry of Communications	7,697	111,458	0.03	0.40
Jiwasraya	28,570	22,905	0.11	0.08
Telkom	1,432	1,553	—	0.01
Pemda DKI Jakarta	1,543	164	0.01	—
Others	3,109	5,163	0.01	0.02

Total	42,351	141,243	0.16	0.51

Other current assets
State-owned banks	2,462	8,666	0.01	0.03
Others	598	—	—	—

Total	3,060	8,666	0.01	0.03

Due from related parties
Key management personnel Boards of Directors and Commissioners	—	7,999	—	0.03
Others	28,864	20,436	0.11	0.07
PT Yasawirya Indah Mega Media (“YIMM”)	10,413	10,413	0.04	0.04
PT Kalimaya Perkasa Finance (“Kalimaya”)	10,401	10,401	0.04	0.04

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount			Percentage to Total Assets/Liabilities (%)
	2003	2004		2003	2004
Telkomsel	—	9,602		—	0.03
Kopindosat	2,028	6,207		0.01	0.02
Optus	—	2,356		—	0.01
GLP	33,424	—		0.13	—
PT Yasawirya Tama Cipta (“YTC”) (Note 30e)	23,412	—	*	0.09	—
Telkom	231	—		—	—
Others	2,325	3,628		0.01	0.01

Total	111,098	71,042		0.43	0.25
Less allowance for doubtful accounts	77,666	23,089		0.30	0.08

Net	33,432	47,953		0.13	0.17

Long-term prepaid pension (as restated—Note 4)
Jiwasraya	136,650	180,183		0.52	0.65

Long-term advances
Kopindosat	2,707	17,613		0.01	0.06
Others	18	1,246		—	0.01

Total	2,725	18,859		0.01	0.07

Non-current assets—others
Telkom	27,448	26,016		0.11	0.09
State-owned banks	19,602	12,613		0.07	0.05
Others	5,595	2,675		0.02	0.01

Total	52,645	41,304		0.20	0.15

Short-term loans
Mandiri	3,524	3,524		0.03	0.02

Accounts payable—trade
Telkom	1,983	5,940		0.01	0.04
Telkomsel	6,586	—		0.05	—
PT Indonesia Comnet Plus (“Comnet”)	1,389	—		0.01	—
Others	2,514	15,641		0.02	0.11

Total	12,472	21,581		0.09	0.15

*	became third party as of December 31, 2004 (Note 30e)

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2003	2004	2003	2004
Accrued expenses (as restated—Note 4)
Ministry of Communications	165,259	220,989	1.18	1.51
Boards of Directors and Commissioners	9,121	25,077	0.07	0.17
Jiwasraya	18,313	20,896	0.13	0.14
Kopindosat	462	15,055	—	0.10
Telkom	9,700	6,987	0.07	0.05
Others	2,562	1,309	0.02	0.01

Total	205,417	290,313	1.47	1.98

Due to related parties
Telkom	10,407	12,989	0.07	0.09
Indonesia Comnet	—	4,782	—	0.03
TVRI	2,479	2,262	0.02	0.02
State-owned banks	—	2,125	—	0.01
Kopindosat	3,329	1,635	0.02	0.01
PT Industri Telekomunikasi Indonesia	16,495	66	0.12	—
SingTel	386	—	—	—
Others	5,232	15,202	0.04	0.10

Total	38,328	39,061	0.27	0.26

Long-term debts (including current maturities)
State-owned banks	1,722,327	928,110	12.28	6.32
Government of the Republic of Indonesia	2,505	—	0.02	—
Others	893	893	0.01	0.01

Total	1,725,725	929,003	12.31	6.33

Other non-current liabilities
Ministry of Communications	147,355	145,991	1.05	0.99
Telkomsel	18,100	16,436	0.13	0.11
Telkom	1,469	—	0.01	—
Others	1,395	1,260	0.01	0.01

Total	168,319	163,687	1.20	1.11

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2002	2003	2004	2002	2003	2004
Operating revenues
Telkom	1,169,663	920,102	851,153	17.28	11.17	8.07
State-owned banks	91,247	123,413	220,818	1.35	1.50	2.09
SingTel	—	110,293	141,465	—	1.34	1.34
Telkomsel	263,260	301,221	121,095	3.89	3.66	1.15
StarHub	—	41,340	28,488	—	0.50	0.27
Lembaga Kantor Berita Negara Antara	2,757	2,176	16,997	0.04	0.03	0.16
PT Infokom Elektrindo (formerly “PT Elektrindo Nusantara”)	15,662	15,014	15,698	0.23	0.18	0.15
Optus	—	13,530	14,731	—	0.16	0.14
Belgacom S.A.	—	—	10,577	—	—	0.10
CSM	10,565	7,648	7,957	0.16	0.09	0.08
PT Angkasa Pura	2,360	2,680	5,088	0.03	0.03	0.05
PT Garuda Indonesia	1,434	1,032	4,018	0.02	0.01	0.04
PSN	5,058	3,915	4,002	0.08	0.05	0.04
Sistelindo	14,061	8,991	3,785	0.21	0.11	0.04
Ministry of Communications	15,984	2,890	3,339	0.24	0.04	0.03
Mobisel	1,964	1,615	149	0.03	0.02	—
PT Pos Indonesia	14,429	124	60	0.21	—	—
Advance Info Service Public Co.	—	2,575	—	—	0.03	—
PT Napsindo Primatel International	2,116	—	—	0.03	—	—
Others	49,327	93,489	53,334	0.73	1.14	0.50

Total	1,659,887	1,652,048	1,502,754	24.53	20.06	14.25

Operating expenses

Personnel (as restated—Note 4)
Boards of Directors and Commissioners	11,321	34,194	68,121	0.23	0.58	0.93
Jiwasraya	14,870	53,304	33,931	0.30	0.91	0.46
Others	6,603	9,944	72,370	0.14	0.17	0.99

Total	32,794	97,442	174,422	0.67	1.66	2.38

Compensation to telecommunications carriers and service providers
Telkom	599,176	638,934	502,380	12.25	10.85	6.87
Telkomsel	4,718	—	—	0.10	—	—
Others	3,146	9,809	525	0.06	0.17	0.01

Total	607,040	648,743	502,905	12.41	11.02	6.88

Administration and general
Kopindosat	1,498	1,318	10,388	0.03	0.02	0.14
UGBDN	4,608	5,114	4,567	0.09	0.09	0.06
Kantor Pos dan Giro Besar I	6,315	8,410	—	0.13	0.14	—
Boards of Directors and Commissioners	963	4,228	—	0.02	0.07	—
Others	310	905	3,443	0.01	0.02	0.05

Total	13,694	19,975	18,398	0.28	0.34	0.25

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2002	2003	2004	2002	2003	2004
Leased circuits
Comnet	5,150	9,464	31,979	0.11	0.16	0.44
SingTel	—	6,724	18,289	—	0.11	0.25
StarHub	—	—	2,477	—	—	0.03
Others	—	—	18,227	—	—	0.25

Total	5,150	16,188	70,972	0.11	0.27	0.97

Other costs of services
Ministry of Communications	221,550	296,285	313,649	4.53	5.03	4.29
Pemda DKI Jakarta	1,551	1,911	1,642	0.03	0.03	0.02
Others	3,106	4,076	8,186	0.07	0.07	0.11

Total	226,207	302,272	323,477	4.63	5.13	4.42

Other income (expenses)
Interest income (expense)—net
State-owned banks	247,359	(8,576)	(41,609)	(41.26)	1.08	4.56
Telkom	226,869	—	—	(37.85)	—	—
Others	—	—	3,265	—	—	(0.36)

Net	474,228	(8,576)	(38,344)	(79.11)	1.08	4.20

The following are the significant agreements/transactions with related parties:

a.	State-owned banks

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

(1) a. International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•	Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•	The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•	Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Telkom, plus the billing process expenses which are fixed at Rp41 per record of outgoing call up to December 31, 2001 and Rp82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (Note 25).

•	The compensation arrangement for the services provided is based on interconnection tariffs (Note37) determined by the Ministry of Communications.

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

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 37).

(2)	In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price which was paid in 2001.

(3)	In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until August 2002. Based on the agreement, Lintasarta should pay in advance rental fee of Rp14,835. Rental fee charged to operations amounted to Rp907 in 2002 which is presented as part of “Operating Expenses—Compensation to Telecommunications Carriers and Service Providers”. Upon its expiration, the agreement was not extended.

(4)	In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for US$1,800 a year. Based on the first amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta paid US$2,250 a year from May 1, 2000 up to September 30, 2002. Based on the second amendment agreement dated December 2, 2002, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp4,781 for the transponder lease from October 1 up to December 31, 2002 and US$2,250 a year from January 1, 2003 up to September 30, 2005. However, based on the third amendment agreement dated March 15, 2004, the rental rate has been changed to Rp13,000 a year from April 1, 2004 up to September 30, 2007. Transponder lease expense charged to operations amounted to Rp20,528 in 2002, Rp19,282 in 2003 and Rp14,516 in 2004 which are presented as part of “Operating Expenses—Compensation to Telecommunications Carriers and Service Providers”.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The following is a summary of the significant transactions between the Companies and Telkom:

	Amount			Percentage to Respective Income or Expenses (%)
	2002	2003	2004	2002	2003	2004
Net operating revenues (net of allocation to overseas international carriers)	1,169,663	920,102	851,153	17.28	11.17	8.07

Operating expenses	599,176	638,934	502,380	12.25	10.85	6.87

c.	Telkomsel

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

Interconnection revenues earned from Telkomsel for the years ended December 31, 2002, 2003 and 2004 amounted to Rp259,326, Rp285,488 and Rp185,180, respectively, which are net of interconnection charges amounting to Rp257,139, Rp364,550 and Rp431,543, respectively.

d.	Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plan.

e.	YTC

IMM provided long-term loans to YTC relating to the construction of YTC’s office building and the purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment and shares of YTC. Considering YTC’s financial position, IMM has provided an allowance to cover possible losses from uncollectible loans amounting to Rp23,412 as of December 31, 2003. On February 6, 2004, YTC was sold by IMM to a third party.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

f.	Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees. The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2003 and 2004 amounted to Rp28,864 and Rp28,435, respectively, and are presented as part of “Due from Related Parties”, while those given to non-key management personnel amounting to Rp5,566 and Rp2,355 as of December 31, 2003 and 2004 are presented as part of “Accounts Receivable—Others” for the current portion, and Rp132,156 and Rp129,671 as of December 31, 2003 and 2004, respectively, as “Long-term Receivables” for the long-term portion.

g.	Kopindosat

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

As of December 31, 2003 and 2004, Kopindosat has investments in the following entities:

	Equity Interest (%)
	2003	2004
PT Puri Perkasa Farmindo	95.00	95.00
PT Duta Sukses Utama	90.00	90.00
PT Mutiara Data Caraka Lintas	15.00	15.00
Lintasarta	0.66	0.66
Sisindosat	0.53	0.53
IMM	0.50	0.50

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

Due to the merger of the Company and Satelindo (Note 1e), Kopindosat and Koperasi Karyawan Satelindo Antariksa, a cooperative established by Satelindo’s employees, agreed to merge on March 2, 2004 with Kopindosat as the surviving entity.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

i.	GLP

In 1997, GLP (an associated company) issued a promissory note amounting to US$10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note was secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (Note 41), GLP could no longer pay the note. As guarantor, Sisindosat had become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaulted in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat’s guarantee was released.

Sisindosat provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2002 and 2003, after considering GLP’s financial position. GLP was sold in 2004 (Note 9).

The management believes that the allowance provided on accounts receivable—trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/ Transactions
1.	SingTel	Affiliate	Operating revenues—cellular and international calls

2.	TVRI	Affiliate	Operating revenues—MIDI and marketing expenses (advertising)

3.	StarHub	Affiliate	Operating revenues—international calls

4.	PT Pos Indonesia	Affiliate	Operating revenues—MIDI

5.	Optus	Affiliate	Operating revenues—cellular and international calls

6.	CSM	Affiliate	Operating revenues—MIDI

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/ Transactions
7.	Ministry of Communications	Government agency	Operating revenues—MIDI and concession fee

8.	Pemda DKI Jakarta	Government agency	Compensation for telecommunication tower operations

9.	YIMM	Associated company	Interest-bearing loan

10.	Kalimaya	Associated company	Interest-bearing loan

11.	Comnet	Affiliate	Other cost of services—rent of transmission channel

12.	PT Industri Telekomunikasi Indonesia	Affiliate	Procurement payable

13.	Government of the Republic of Indonesia	Stockholder	Dividend payable and interest-bearing loan

14.	Lembaga Kantor Berita Negara Antara	Affiliate	Operating revenues—MIDI

15.	PT Infokom Elektrindo	Affiliate	Operating revenues—cellular, international calls and MIDI

16.	Belgacom S.A.	Affiliate	Operating revenues—cellular and international calls

17.	PT Angkasa Pura	Affiliate	Operating revenues—MIDI

18.	PT Garuda Indonesia	Affiliate	Operating revenues—MIDI

19.	Sistelindo	Associated company	Operating revenues—MIDI

20.	Mobisel	Affiliate	Operating revenues—cellular and international calls

21.	Advance Info Service Public Co.	Affiliate	Operating revenues—MIDI

22.	PT Napsindo Primatel International	Affiliate	Operating revenues—cellular and international calls

23.	UGBDN	Affiliate	Rent expense

24.	Kantor Pos dan Giro Besar I	Affiliate	Mailing expense

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

31.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2003	2004
Numerator for basic and diluted earnings per share (as restated—Note 4):
Income before extraordinary item	340,712	1,582,024	1,633,208
Extraordinary item—net of deferred tax effect	—	4,499,947	—

Net Income	340,712	6,081,971	1,633,208

Denominator—number of shares
Denominator for basic earnings per share:
Weighted-average number of shares outstanding during the year (including effect of exercise of ESOP Phase I in 2004)	1,035,500,000	1,035,500,000	5,202,760,294
Effect of stock split (Note 19)	4,142,000,000	4,142,000,000	—

Denominator for basic earnings per share—adjusted weighted-average number of shares after effect of stock split (as restated) and effect of exercise of ESOP Phase I in 2004	5,177,500,000	5,177,500,000	5,202,760,294
Dilutive effect of ESOP (Note 20):
Phase I	—	6,519,066	—
Phase II	—	—	4,646,308

Denominator for diluted earnings per share (as restated)	5,177,500,000	5,184,019,066	5,207,406,602

Basic earnings per share (as restated)
Income before extraordinary item	65.81	305.56	313.91
Extraordinary item	—	869.13	—

Net income per share	65.81	1,174.69	313.91

Diluted earnings per share (as restated)
Income before extraordinary item	65.81	305.17	313.63
Extraordinary item	—	868.04	—

Net income per share	65.81	1,173.21	313.63

32.	DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 20, 2002, the stockholders resolved to, among others:

a.	Approve the utilization of 2001 net income (before restatement—Note 4) as follows:

—	59% for reinvestment and working capital

—	1% for reserve fund

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

—	40% for dividend or Rp112.24 per share (as restated, Note 19)

b.	Pay the dividend on July 29, 2002.

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others:

a.	Approve the utilization of 2002 net income (before restatement—Note 4) as follows:

—	54% for reinvestment and working capital

—	1% for reserve fund

—	45% for dividend or Rp29.23 per share (as restated, Note 19)

b.	Pay the dividend on August 1, 2003.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved to, among others:

a.	Approve the utilization of 2003 net income (before restatement—Note 4) as follows:

—	51% for reinvestment and working capital

—	1% for reserve fund

—	48% for dividend or Rp145.55 per share

b.	Pay the dividend on July 29, 2004.

33.	DERIVATIVES

During 2004, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair value:

Cross Currency Swap:

Counter-Party	Notional Amount (US$)	Fair Value (Rp)
		Receivable	Payable
a. Goldman Sachs Capital Market, L.P., New York (“GSCM”) *	50,000	—	—
b. GSCM *	25,000	—	—
c. GSCM *	25,000	—	—
d. Standard Chartered Bank, Jakarta Branch	25,000	—	10,194
e. JPMorgan Chase Bank, Singapore Branch (“JPMorgan”)	25,000	—	20,915
f. GSCM	100,000	—	110,203

Sub-total		—	141,312

*	terminated during the year

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Interest Rate Swap:

	Notional Amount (US$)	Fair Value (Rp)
Counter-Party		Receivable	Payable
g. Barclays Capital, London (“Barclays”)	50,000	—	19,745
h. ABN Amro Bank, N.V., London Branch (“ABN”)	25,000	1,051	—
i. GSCM *	25,000	—	—
j. ABN	25,000	—	14,363
k. The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC”)	25,000	1,051	—

Sub-total		2,102	34,108

Total		2,102	175,420

*	terminated during the year

The net change in fair value of the swap contracts totalling Rp173,318 in 2004 is presented as “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses) in the 2004 consolidated statement of income. “Derivative Assets” is presented under current assets amounting to Rp2,102 and “Derivative Liabilities” is presented under current liabilities amounting to Rp175,420 as of December 31, 2004.

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.	On January 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp419,400 for US$50,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate. The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 2.125% (subject to a maximum of 3.64%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 5.90%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 2.125% per annum. This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$2,340 to GSCM for the termination payment and to roll over the US$2,340 outstanding balance under the contract into the new cross currency swap contract (see Note 33f). Up to the termination date of this contract, the total swap cost amounting to Rp8,313 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

b.

On February 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp210,000 for US$25,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate. The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 1.75% (subject to a maximum of 3.65%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 6.20%. Otherwise, the semi-annual payments would be at

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

12-month U.S. dollar LIBOR plus 1.75% per annum. This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$1,020 to GSCM for the termination payment and to roll over the US$1,020 outstanding balance under the contract into the new cross currency swap contract (see Note 33f). Up to the termination date of this contract, the total swap cost amounted to Rp3,996, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

c.	On March 31, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp211,250 for US$25,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate. The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 0.95% per annum. This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$4,140 to GSCM for the termination payment and to roll over the US$4,140 outstanding balance under the contract into the new cross currency swap contract (see Note 33f). Up to the termination date of this contract, the total swap cost amounted to Rp3,083, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

d.	On April 23, 2004, the Company entered into a cross currency swap contract with Standard Chartered Bank, Jakarta Branch. Based on the contract, the Company will swap at the final exchange date (termination date) on November 5, 2008, a total of Rp214,625 for US$25,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost in 2004 amounting to Rp5,086 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

e.	On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•	If the spot rate at termination date is less than Rp14,000 (in full amount) to US$1, the Company will swap at the final exchange date (termination date) on November 5, 2010, a total of Rp225,000 for US$25,000.

•	If the spot rate at termination date is higher than Rp14,000 (in full amount) to US$1, the Company will swap at the final exchange date (termination date) on November 5, 2010, a certain rupiah amount (i.e. equivalent to US$25,000 multiplied by exchange rate of Rp9,000 plus the excess of actual spot rate over Rp14,000) for US$25,000.

The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at the fixed rate of 5% per annum of Rp225,000.

The contract provides early termination option for JPMorgan and the Company on November 5, 2008 or November 5, 2009.

f.

On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM (Notes 33a, 33b and 33c above). Based on the contract, the Company would swap at termination date on

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

November 5, 2010, a total of Rp840,650 for US$100,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at 6-month U.S. dollar LIBOR plus 2.62% per annum. Total swap cost with GSCM in 2004 amounting to Rp10,797 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

As of December 31, 2004, the Company has transferred margin deposit to GSCM’s account amounting to US$8,750 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

Interest Rate Swap Contracts

g.	On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR is located in the pre-determined annual (subsequently changed to semi-annual*) range. The range has been predetermined annually (subsequently changed to semi-annually*) up to 2010 and takes effect on May 5 (subsequently changed to May 5 and November 5*) of each year. The interest income arising from this transaction amounting to Rp17,524 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract provides early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

h.	On April 19, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 0.25%, in exchange for 7.75% per annum times the actual number of days on which the 6-month U.S. dollar LIBOR is less than the upper limit. The upper limit has been pre-determined semi-annually up to 2008 and takes effect on May 5 and November 5 of each semester. The interest income arising from this transaction amounting to Rp6,867 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract allows ABN to terminate the contract, every May 5 and November 5, commencing on May 5, 2006 (Note 42b).

i.	On April 26, 2004, the Company and GSCM entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every April 30 and October 30, up to the termination date on October 30, 2010, 6-month U.S. dollar LIBOR minus 0.25% (subject to a maximum of 7.64%) plus a Contingent Spread, in exchange for 7.75% per annum. The Contingent Spread was pre-determined semi-annually up to 2010 and took effect on April 30 and October 30 of each semester.

*	effective on September 15, 2004

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The contract provided early termination option for GSCM, every April 30 and October 30, commencing on October 30, 2004 up to October 30, 2008. On October 30, 2004, GSCM terminated this contract. The interest income arising from this transaction up to the termination date amounting to Rp6,431 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

j.	On May 6, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The interest income arising from this transaction amounting to Rp1,672 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses) (Note 42b).

k.	On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The interest income arising from this transaction amounting to Rp1,648 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

34.	COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2004, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to US$109,300, EUR1,921,659 (in full amount) and Rp759,694 respectively (Note 42h).

The significant commitments on capital expenditures are as follows:

•	On April 15, 2004, the Company entered into a Construction of Single Network Jabotabek Area Agreement with PT Ericsson Indonesia and Ericsson AB (“Ericsson”), whereby Ericsson agreed to provide equipment and services in the construction of a single network for the Company’s GSM telecommunication system for contract amounts of US$95,951 and Rp194,087.

As of December 31, 2004, the Company has issued several Purchase Orders (“POs”) which relate to the purchase commitment under this agreement. The POs that have not been served amount to US$16,555 and Rp16,737 as of December 31, 2004.

•	On November 5, 2003, IM3 entered into an agreement with Nokia for the latter to enhance the former’s radio network in East Java for contract amounts of Rp61,761 and US$43,074. On October 19, 2004, the Company and Nokia amended the contract amounts to Rp113,923 and US$65,247.

As of December 31, 2004, the Company has issued several POs which relate to the purchase commitment under this agreement and its amendment. The POs that have not been served amount to Rp73,045 and US$29,007 as of December 31, 2004.

•

On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network (“PLMN”) Agreement for Satelindo to procure GSM PLMN in order to fulfill its operational requirements. This agreement has been amended from time to time, the latest amendment of which is

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Amendment III dated June 6, 2003 covering Switching Subsystem Expansion Project. The total contract price under this agreement and its related amendments amounts to US$66,182 and an additional amount based on the future actual growth of Satelindo’s cellular subscribers (“pay-as-you-grow scheme”).

As of December 31, 2004, Satelindo has issued several POs which relate to the purchase commitment under this agreement and its amendments. The POs that have not been served amount to US$7,095 as of December 31, 2004.

•	On September 15, 2004, the Company and PT Alcatel Indonesia (“Alcatel”) entered into a Relocation Equipment Ex-Inner Jabotabek Agreement, whereby Alcatel agreed to dismantle cellular base station subsystem ex-Inner Jabotabek to be relocated outside of Jabotabek for a contract amount of Rp88,161.

As of December 31, 2004, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amount to Rp70,529 as of December 31, 2004.

b.	As of December 31, 2004, commitments made by the Company under operating lease agreements amounted to Rp9,729 and US$69, which have less than one year maturities (Note 42h).

c.	In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company’s books. However, the Company manages these funds in separate accounts. As of December 31, 2004, the balance of the funds (including interest earned) amounted to US$31,459. Besides the funds from the sale of IRU, the members of the consortium also receive their share of the interest earned by the above funds.

d.	Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, MOF, through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government.

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In response to letter No. S-20/MBU.S/2004 dated January 28, 2004 from the Ministry of State-owned Enterprises (see above), the MOF through its letter No. S-126/MK.6/2004 dated March 15, 2004 stated that the request of the Ministry of State-owned Enterprises to release the Company from the penalty on late payment of dividends was difficult to consider as there was no regulation for the release of the penalty on the late payments of dividends.

As of December 31, 2003 and 2004, the Company did not accrue any penalties on the dividends because, in the opinion of the Company’s legal counsels, the MOF had no basis to impose the penalties.

35.	TROUBLED DEBTS RESTRUCTURING

a.	On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between itself and its lenders. The carrying amount of the long-term debts amounted to US$448,042 as of May 30, 2000. The difference amounting to US$14,102 between the carrying amount of the long-term debts and the total future payments of principal had been deferred and intended to be offset against future interest expense on the debts since the total payments of principal and interest over the remaining term of the debts exceeded the carrying amount of the long-term debts.

The significant terms and conditions of Satelindo’s debts pursuant to the provisions of the MRA were as follows:

1.	Ex—IBRA Term Loan

Lender	IBRA
Principal	US$65,402
Interest	LIBOR plus 2.5%

2.	Term Loan with IntesaBci S.p.A

Facility Agent	IntesaBci S.p.A, Singapore Branch
Principal	US$45,640
Interest	LIBOR plus 2.5%

3.	GECA Credit

Lead Manager	Commerzbank AG, Frankfurt am Main
Principal	US$108,008
Interest	2000—2003	: LIBOR plus 2.5%
	2004	: LIBOR plus 4.5%
	2005	: LIBOR plus 5.0%
	2006	: LIBOR plus 5.5%

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

4.	Guaranteed Floating Rate Bonds

Trustee	The Bank of New York
Principal	US$214,890
Interest	2000—2003	: LIBOR plus 2.5%
	2004	: LIBOR plus 4.5%
	2005	: LIBOR plus 5.0%
	2006	: LIBOR plus 5.5%

Under the MRA, the repayment (in U.S. dollars) of the loans had been scheduled as follows:

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The regular repayment (in U.S. dollar) of this debt facility had been scheduled as follows:

Amount
March 31, 2000	11,600
September 30, 2000	11,600
March 31, 2001	11,600
September 30, 2001	11,600
March 31, 2002	11,600
September 30, 2002	11,600
March 31, 2003	11,600
September 30, 2003	11,600
March 31, 2004	11,600
September 30, 2004	11,600

Total	116,000

On October 31, 2003, Satelindo fully repaid this debt.

36.	TARIFF SYSTEM

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

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold franc which is equivalent to 1/3.061SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b.	Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications”). Under this regulation, the cellular tariffs consist of the following:

•	Connection fee

•	Monthly charges

•	Usage charges

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

37.	INTERCONNECTION TARIFFS

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1. Structure of Interconnection Tariff

a.	Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

	Tariff	Basis
Access charge	Rp850 per call	Number of successful outgoing and incoming calls
Usage charge	Rp550 per paid minute	Duration of successful outgoing and incoming calls
USO	Rp750 per call	Number of successful outgoing and incoming calls

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo) was originally exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

Based on letter No. 1685/Dittel/X/2003 dated September 3, 2003 of the Directorate General of Post and Telecommunications and decision letter No. KM.34 Year 2004 dated March 11, 2004 of the Ministry of Communications, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of gross revenues from all services after considering the interconnection expense and provision for doubtful accounts. The new tariff has been applied effective on March 11, 2004.

b.	Between domestic PSTN and other domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and SLJJ) between domestic PSTN with other domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

c.	Between cellular telecommunications network and domestic PSTN

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

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

d.	Between cellular telecommunications network and another cellular telecommunications network

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

e.	Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to December 31, 2004, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged—see Note 1d) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note38).

f.	Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

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

38.	INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PTExcelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel, see Note 30). The principal matters covered by the agreements are as follows:

•	The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•	The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•	Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•	The agreements are renewable annually.

As of December 31, 2004, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged—see Note 1d) and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection revenues (net of interconnection charges) earned by the Company, Satelindo and IM3 from the operators are as follows:

	2002	2003	2004
Excelcom	23,898	5,787	(18,957)
Komselindo	554	675	3,986

Total	24,452	6,462	(14,971)

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

39.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of December 31, 2004 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

	Amount in U.S. Dollar	Equivalent Rupiah *
Assets:
Cash and cash equivalents	122,260	1,135,797
Accounts receivable	93,328	867,013
Derivative assets	226	2,102
Other current assets	22	205
Due from related parties	615	5,713
Non-current assets—others	12,098	112,389

Total assets	228,549	2,123,219

Liabilities:
Short-term loan	678	6,295
Accounts payable—trade	14,445	134,196
Procurement payable	171,985	1,597,743
Accrued expenses	17,295	160,670
Derivative liabilities	18,883	175,420
Other current liabilities	12	113
Due to related parties	139	1,299
Bonds payable	300,000	2,787,000
Other non-current liabilities	1,420	13,189

Total liabilities	524,857	4,875,925

Net liabilities position	296,308	2,752,706

*	translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

40.	SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication, and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Consolidated information by industry segment follows:

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Other Services	Segment Total
2002 (As Restated—Note 4)
Revenues
Revenues from external customers	3,271,652	2,137,939	1,263,038	94,353	6,766,982
Inter-segment revenues	55,275	12,898	122,990	4,693	195,856

Total revenues	3,326,927	2,150,837	1,386,028	99,046	6,962,838
Inter-segment revenues elimination					(195,856)

Revenues—net					6,766,982

Income
Operating income (loss)	757,837	1,068,203	60,097	(8,766)	1,877,371
Interest income					822,302
Gain on foreign exchange—net					393,820
Equity in net income of associated companies					72,288
Income tax expense—net					(776,458)
Amortization of goodwill					(693,086)
Financing cost					(586,131)
Provision for doubtful interest receivable from convertible bonds					(287,792)
Adjustment of accounts receivable—trade from Telkom					(118,018)
Others—net					(130,524)

Income before Extraordinary Item, Minority Interest in Net Income of Subsidiaries and Preacquisition Income					573,772

Other Information
Segment assets	13,742,708	1,948,613	2,453,517	142,781	18,287,619
Unallocated assets					14,461,211
Inter-segment assets elimination					(10,896,670)

Assets—net					21,852,160

Segment liabilities	8,449,075	906,677	663,016	58,084	10,076,852
Unallocated liabilities					1,452,982
Inter-segment liabilities elimination					(109,991)

Liabilities—net					11,419,843

Capital expenditure	5,874,082	101,718	451,987	16,525	6,444,312
Depreciation and amortization	1,335,922	172,896	272,270	3,254	1,784,342

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Major Segments			Other Services	Segment Total
	Cellular	Fixed Telecommunication	MIDI
2003 (As Restated—Note 4)
Revenues
Revenues from external customers	5,117,580	1,807,669	1,228,334	81,684	8,235,267
Inter-segment revenues	58,947	14,016	125,640	64,307	262,910

Total revenues	5,176,527	1,821,685	1,353,974	145,991	8,498,177
Inter-segment revenues elimination					(262,910)

Revenues—net					8,235,267

Income
Operating income (loss)	1,962,438	422,821	23,808	(61,172)	2,347,895
Gain on foreign exchange—net					200,050
Interest income					147,712
Equity in net income of associated companies					33,771
Income tax benefit—net					17,828
Financing cost					(838,666)
Amortization of goodwill					(252,907)
Others—net					(51,162)

Income before Extraordinary Item, Minority Interest in Net Income of Subsidiaries and Preacquisition Income					1,604,521

Other Information
Segment assets	15,071,457	1,858,703	2,337,131	177,740	19,445,031
Unallocated assets					9,930,445
Inter-segment assets elimination					(3,316,284)

Assets—net					26,059,192

Liabilities segment	10,608,375	1,013,702	702,488	86,045	12,410,610
Unallocated liabilities					4,154,944
Inter-segment liabilities elimination					(2,546,244)

Liabilities—net					14,019,310

Capital expenditure	3,841,999	140,514	335,211	1,786	4,319,510
Depreciation and amortization	1,549,599	159,762	325,557	3,088	2,038,006

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Other Services	Segment Total
2004
Revenues
Revenues from external customers	7,450,777	1,554,932	1,483,941	59,420	10,549,070
Inter-segment revenues	(100,282)	100,282	176,778	134,339	311,117

Total revenues	7,350,495	1,655,214	1,660,719	193,759	10,860,187
Inter-segment revenues elimination					(311,117)

Revenues—net					10,549,070

Income
Operating income (loss)	2,474,750	575,709	269,935	(85,685)	3,234,709
Gain on sale of investments					397,133
Interest income					187,430
Equity in net income of associated companies					61,489
Financing cost					(1,097,531)
Income tax expense—net					(724,554)
Amortization of goodwill					(226,347)
Loss on change in fair value of derivatives—net					(170,451)
Loss on foreign exchange—net					(66,116)
Others—net					62,442

Income before Extraordinary Item, Minority Interest in Net Income of Subsidiaries and Preacquisition Income					1,658,204

Other Information
Segment assets	20,490,078	1,803,385	3,003,617	160,567	25,457,647
Unallocated assets					6,058,820
Inter-segment assets elimination					(3,644,000)

Assets—net					27,872,467

Liabilities segment	13,861,414	1,069,168	977,572	65,908	15,974,062
Unallocated liabilities					1,508,706
Inter-segment liabilities elimination					(2,794,893)

Liabilities—net					14,687,875

Capital expenditure	4,611,015	507,556	790,817	1,271	5,910,659
Depreciation and amortization	2,209,323	182,040	425,002	2,292	2,818,657

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

41.	ECONOMIC CONDITIONS

The operations of the Company have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Company.

42.	SUBSEQUENT EVENTS

a.	On January 7, 2005, the Company and Astel closed the transaction on the sale of Sisindosat (Note 1d—Sisindosat). Subsequently, based on the CSPA, on January 14, 2005, the Company paid Rp2,109 to Astel for termination expense of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

b.	On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000 to unwind its existing 2 interest rate swap contracts with ABN (Notes 33h and 33j). Based on the contract which will be effective starting May 5, 2005, the existing interest rate swap contracts and all related cash flows are cancelled effective January 20, 2005 and the fair value of the existing interest rate swap contracts as of January 20, 2005 will be transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semiannual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S.dollar LIBOR is located in the pre-determined ranges up to the termination date.

c.	On January 28, 2005, the Company sold its investment in Intelsat for US$10,539 (equivalent to Rp96,381) resulting in loss on sale of investment amounting to Rp1,046 (Note 10). On April 7, 2005, the Company received the payment amounting to US$10,539 for the sale.

d.	Since 7,847,000 shares under ESOP Phase I (Note 20) were forfeited, based on the Directors’ Decree dated January 28, 2005, they were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as that for the original ESOP Phase II, which is up to July 31, 2005.

e.	On March 31, 2005, the Company made the early payment of syndicated loan 2 facility amounting to Rp592,780 which reduced the outstanding balance of the syndicated loan to Rp1,250,000 (Note 17a). On the same date, the Company also entered into an amendment of syndicated loan 2 agreement with Mandiri, BNI and BCA. The amendment changed, among others, the interest rate, the maturity date, and the repayment pattern of the loan.

f.	On April 15, 2005, the Company terminated its interest rate swap with Barclays (Note 33g). Based on the termination confirmation, the Company is required to make a termination payment in the amount of US$3,880 prior to April 20, 2005. The payment has not been made as of April 18, 2005.

g.	Up to April 18, 2005, 3,042,500 additional share options from ESOP Phase I have been exercised by the employees (Note 20).

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

h.	As of April 18, 2005, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,530 to US$1, while as of December 31, 2004, the average buying and selling rate was Rp9,290 to US$1. On the basis of the rate as of April 18, 2005, the Companies incurred foreign exchange loss amounting to approximately Rp71,114 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2004 (Note 39).

The commitments for the capital expenditures and operating leases denominated in foreign currencies as of December 31, 2004 as disclosed in Notes 34a and 34b would approximate Rp1,065,224 and Rp658, respectively, if translated at the rates as of April 18, 2005.

43.	RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2002 and 2003 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2004 consolidated financial statements:

As Previously Reported	As Reclassified	Amount
2002
Consolidated Statements of Income
Operating expenses—maintenance	Operating expenses—personnel	4,249

Operating expenses—leased circuits	Operating expenses—compensation to telecommunication carriers and service providers	39,195

Consolidated Statements of Cash Flows
Cash flows from investing activities—increase in restricted cash and cash equivalents	Cash flows from financing activities—increase in restricted cash and cash equivalents	151,166

Cash flows from financing activities—proceeds from the exercise of derivative instruments	Cash flows from investing activities—proceeds from the exercise of derivative instruments	36,984

2003
Consolidated Balance Sheets
Other current assets	Advances	34,033

Consolidated Statements of Income
Operating expenses—maintenance	Operating expenses—personnel	10,997

Operating expenses—leased circuits	Operating expenses—compensation to telecommunication carriers and service providers	54,232

Other income (expenses)—others—net	Operating expenses—other costs of services	1,010

Consolidated Statements of Cash Flows

Cash flows from investing activities—decrease in restricted cash and cash equivalents	Cash flows from financing activities—decrease in restricted cash and cash equivalents	193,956

Cash flows from investing activities—acquisitions of property and equipment	Cash flows from operating activities—employees and suppliers	292,845

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

44.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

On March 18, 2005, the Companies issued their consolidated financial statements prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Subsequent to that date, the Companies have prepared the following information, in this note and Note 45, relating to the nature and effect of differences on net income and stockholders’ equity between Indonesian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”).

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

Under Indonesian GAAP, the Company follows SAK 24 (Revised 2004) (Notes 2q and 4). In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Under U.S. GAAP, the Company follows SFAS No. 87, “Employers’ Accounting Pensions”, which was initially applied in January 1991. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service life of the employees.

d.	Postretirement Benefits

Prior to 2004, under Indonesian GAAP, there were no strict requirements for recognition of an employer’s liability for healthcare plan granted to employees for the period subsequent to retirement.

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers also the postretirement benefits. The initial implementation of this accounting pronouncement should be applied retrospectively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented (Note 4).

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

Under Indonesian GAAP, expenses associated with the acquisition of the government permit to use the land (i.e. notary fee, tax, etc.) should be amortized over the period of the right to use the land obtained from the Government which, in the case of the Companies, is an initial period ranging from approximately 20 to 30 years.

Under U.S. GAAP, all costs to acquire the landrights should be amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years.

f.	Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for post-paid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service).

Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition”, revenue from service connection should be deferred and recognized over the expected term of the customer relationship.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

g.	Goodwill

Under Indonesian GAAP, starting in 2003 goodwill has been amortized using the straightline method over fifteen years. Prior to 2003, goodwill had been amortized over five years.

Under U.S. GAAP, starting with fiscal year beginning after December 15, 2001, goodwill has not been amortized but has been subjected to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets”. Prior to 2002, the goodwill arising from the acquisition of Bimagraha had been amortized over five years.

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

This represents the difference in the minority stockholders’ proportionate share in the 2002 net income of Satelindo and 2003 net income of IM3 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisitions of the minority interest in the Subsidiaries (Note 1d).

k.	Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control

Under Indonesian GAAP, due to the retrospective application of SAK 38 (Revised 2004) (Note 4), the Company realized the gain from transactions with Telkom to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” (previously this gain was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”, a component of stockholders’ equity).

Under U.S. GAAP, the Company should only record the gain/loss resulting from transactions with previously under-common-control parties starting from the time of the loss of the common control status. Accordingly, the realized gain from transaction with Telkom prior to the loss of the common control status on March 15, 2003 credited to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” was reversed under U.S. GAAP.

l.	Others

Other adjustments represent individually insignificant adjustments on the differences between Indonesian GAAP and U.S. GAAP.

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

45.	RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS’ EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2002, 2003 and 2004 and to stockholders’ equity as of December 31, 2003 and 2004 which would be required if U.S. GAAP had been applied instead of Indonesian GAAP in the consolidated financial statements:

	2002 (As Restated - Note 4)	2003 (As Restated - Note 4)	2004
	Rp	Rp	Rp	US$ (Note 3)
Net income according to the consolidated financial statements prepared under Indonesian GAAP	340,712	6,081,971	1,633,208	175,803

U.S. GAAP adjustments
Increase (decrease) due to:
Capitalization of interest expense	53,360	68,705	229,804	24,736
Amortization of goodwill	699,899	246,094	226,348	24,365
Depreciation	165,627	96,663	72,830	7,840
Equity in net income of associated companies	—	5,691	51,221	5,513
Minority interest	130	977	255	27
Net periodic postretirement benefit cost	(1,104)	(1,237)	56	6
Deferred income tax effect of U.S. GAAP adjustments	(298,959)	2,862,436	(182,445)	(19,638)
Deferred connection fees—net of amortization	(38,817)	(11,949)	(37,486)	(4,035)
Net periodic pension cost	(9,022)	15,898	(15,098)	(1,625)
Amortization of landrights	(8,656)	(11,641)	(9,506)	(1,023)
Realized gain on difference in value from restructuring transactions of entities under common control	—	(7,411,702)	—	—
Capitalization on foreign exchange loss—net of gain	(502)	(607)	—	—
Preacquisition income	(14,294)	(9)	—	—
Others	(4,871)	24,210	(44,425)	(4,782)

Net adjustments	542,791	(4,116,471)	291,554	31,384

Net income in accordance with U.S. GAAP	883,503	1,965,500	1,924,762	207,187

Basic earnings per share	170.64	379.62	369.95	0.04

Diluted earnings per share	170.64	378.91	369.62	0.04

Basic earnings per ADS (50 B shares per ADS)	8,532.14	18,981.17	18,497.51	1.99

Diluted earnings per ADS	8,532.14	18,945.33	18,481.00	1.99

PT INDOSAT Tbk

[Formerly PT INDONESIAN SATELLITE CORPORATION Tbk]

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003 (As Restated - Note 4)	2004
	Rp	Rp	US$ (Note 3)
Stockholders’ equity according to the consolidated financial statements prepared under Indonesian GAAP	12,039,882	13,184,592	1,419,225

U.S. GAAP adjustments
Increase (decrease) due to:
Amortization of goodwill	917,176	1,143,524	123,092
Accumulated depreciation	440,304	513,134	55,235
Capitalization of interest expense	219,973	449,777	48,415
Pension cost	168,282	153,184	16,489
Accrued postretirement benefit cost	16,011	16,067	1,729
Equity in net income of associated companies	(364,686)	(313,466)	(33,742)
Unearned connection fees	(94,029)	(131,515)	(14,157)
Amortization of landrights	(42,106)	(51,612)	(5,556)
Capitalization of net foreign exchange losses	(26,856)	(26,856)	(2,891)
Minority interest	(17,315)	(17,060)	(1,836)
Preacquisition income	(14,303)	(14,303)	(1,540)
Reversal of deferred tax liabilities on difference in transactions of equity changes in Satelindo and Bimagraha as a result of merger	(1,293)	(1,293)	(139)
Deferred tax liabilities on U.S. GAAP adjustments	(448,942)	(631,386)	(67,963)
Others	66,642	22,217	2,392

Net adjustments	818,858	1,110,412	119,528

Stockholders’ equity in accordance with U.S. GAAP	12,858,740	14,295,004	1,538,753

46.	COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on April 18, 2005.