Form 20-F
period 2005-12-31
PT Indosat Tbk
filed 2006-06-28
CIK 929700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission file number: 1-13330

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 — Indonesia

(62-21) 3802614

(Address and telephone number of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing 50 Series B shares, par value Rp100 per share	New York Stock Exchange
Series B shares, par value Rp100 per share	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Series A shares, par value Rp100 per share	1
Series B shares, par value Rp100 per share	5,356,174,499

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒        No  ☐

If this report is annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒        Accelerated filer        ☐        Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☒        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐        No  ☒

*	The Series B shares were registered in connection with the registration of the American Depositary Shares and are not listed for trading on the New York Stock Exchange.

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

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2005, which was Rp9,830 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on June 26, 2005 was approximately Rp9,405 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F includes “forward-looking statements”, as defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project”, and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. This Form 20-F discloses, under “Item 3: Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

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

“BTS”

Base Transceiver Station, the electronic equipment housed in cabinets, including an air-conditioning unit, heating unit, electrical supply, telephone hook-up and auxillary power supply, that together with antennas comprises a personal communications services facility

“CDMA”

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

“x.25”	a widely used dated packet-switching standard that has been partly replaced by frame relay

PART I

Item 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:	KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. This financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The year-end financial information is based upon our audited consolidated financial statements as of December 31, 2001, 2002, 2003, 2004 and 2005 and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. Our audited consolidated financial statements as of and for the year ended December 31, 2001 were audited by Prasetio, Utomo & Co. (then a member firm of Andersen Worldwide, SC in Indonesia), except with respect to the consolidated financial statements of PT Satelit Palapa Indonesia, or Satelindo, which were audited by Siddharta Siddharta & Widjaja, a member firm of KPMG International. Our audited consolidated financial statements as of and for the years ended December 31, 2002, 2003, 2004 and 2005 have been audited by Purwantono, Sarwoko & Sandjaja (formerly Prasetio, Sarwoko & Sandjaja), the Indonesian member firm of Ernst & Young Global.

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

Such audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Notes 43, 44 and 45 of the notes to our audited consolidated financial statements contained elsewhere herein, which provide a description of certain material differences between Indonesian GAAP and U.S. GAAP, as they relate to us and a reconciliation to the amount of U.S. GAAP net income for each of the years ended December 31, 2003, 2004, and 2005 and the amount of U.S. GAAP stockholders’ equity as of December 31, 2004 and 2005.

	For the years ended December 31,
	2001 Rp.	Restated 2002 Rp.	Restated 2003 Rp.	2004 Rp.	2005 Rp.	2005 US$(1)
	(Rp. in billions and US$ in millions, except per share and per ADS)
Income Statement Data:
Indonesian GAAP:
Operating revenues:
Cellular	1,769.9	3,271.7	5,111.9	7,342.1	8,645.0	879.4
MIDI	1,105.1	1,263.0	1,245.7	1,483.9	1,694.0	172.3
Fixed telecommunication	2,157.5	2,137.9	1,807.7	1,544.7	1,250.8	127.2
Other services	105.6	94.4	64.3	59.4	—	—

Total operating revenues	5,138.1	6,767.0	8,229.6	10,430.1	11,589.8	1,179.0

Total operating expenses	3,307.4	4,889.6	5,881.7	7,232.0	7,937.9	807.5
Operating income	1,830.8	1,877.4	2,347.9	3,198.1	3,651.9	371.5
Other income (expense):
Gain on sale of investment in associated company	—	—	—	286.2	14.6	1.5
Interest income	642.1	822.3	147.7	187.4	215.1	21.9
Gain on sale of other long-term investment	—	—	—	110.9	1.2	0.1
Gain (loss) on foreign exchange—net	524.1	393.8	200.1	(66.1)	(79.9)	(8.1)
Loss on change in fair value of derivatives—net	—	—	—	(170.5)	(44.2)	(4.5)
Amortization of goodwill	(321.2)	(693.1)	(252.9)	(226.3)	(226.4)	(23.0)
Financing cost	(404.4)	(586.1)	(838.7)	(1,097.5)	(1,264.8)	(128.7)
Provision for doubtful interest receivable from the convertible bonds	(19.7)	(287.8)	—	—	—	—
Consultancy fee	(259.8)	—	—	—	—	—
Adjustment of accounts receivable—trade from Telkom	—	(118.0)	—	—	—	—
Others income (expense)—net	14.4	(130.5)	(51.2)	99.1	85.1	8.6

Total other income (expense)—net	175.4	(599.4)	(795.0)	(876.8)	(1,299.2)	(132.2)

Equity in net income of associated companies	132.3	72.3	33.8	61.5	0.1	0.0
Minority interest in net income of subsidiaries	(273.5)	(27.2)	(22.5)	(25.0)	(31.4)	(3.2)
Income tax benefit (expense)—net	(412.2)	(776.5)	17.8	(724.6)	(697.9)	(71.0)
Extraordinary item	—	—	4,500	—	—	—
Pre-acquisition income(7)	—	(205.9)	—	—	—	—
Net income	1,452.8	340.7	6,082.0	1,633.2	1,623.5	165.2
Weighted average number of shares outstanding	5,177,500,000	5,177,500,000	5,177,500,000	5,202,760,294	5,253,249,519	5,253,249,519
Operating income from operations per share	353.6	362.6	453.5	614.7	695.2	0.07
Diluted earning per share	280.6	65.8	1,173.2	313.6	309.0	0.03
Before extraordinary items	280.6	65.8	305.2	313.6	309.0	0.03
After extraordinary items	—	—	868.0	—	—	—
Basic earnings per share(2)
Before extraordinary items	280.6	65.8	305.6	313.9	309.0	0.03
After extraordinary items	280.6	65.8	1,174.7	313.9	309.0	0.03
Dividends declared per share(2)	112.2	29.2	145.6	154.23	—	—
Dividends declared per share (in US$)(2)(4)	0.011	0.003	0.015	0.016	—	—
Dividends declared per ADS (in US$)(2)(3)(4)	0.54	0.16	0.77	0.80	—	—
U.S. GAAP:(5)
Net income	1,543.1	883.5	1,965.5	1,924.8	1,875.6	190.8
Basic earnings per share(2)	298.0	170.6	379.6	370.0	357.0	0.04
Basic earnings per ADS(2)(3)	14,902.0	8,532.1	18,981.2	18,497.5	17,851.4	1.82
Diluted earnings per share	298.0	170.6	378.9	369.6	353.3	0.04
Diluted earnings per ADS	14,902.0	8,532.1	18,945.3	18,481.0	17,663.5	1.80

	As of December 31,
	2001 Rp.	Restated 2002 Rp.	Restated 2003 Rp.	2004 Rp.	2005 Rp.	2005 US$(1)
	(Rp. in billions and US$ in millions)
Balance Sheet Data:
Indonesian GAAP:
Assets
Current assets	8,835.5	5,084.8	7,461.1	6,573.1	7,527.0	765.7
Due from related parties	47.5	125.6	33.4	48.0	30.4	3.1
Deferred tax assets—net	234.1	127.3	136.6	33.2	44.2	4.5
Long-term investments	494.4	433.8	382.9	135.3	3.2	0.4
Property and equipment—net	9,468.9	11,759.3	14,093.1	17,243.2	21,564.8	2,193.8
Goodwill and other intangible assets—net	2,410.1	3,711.9	3,344.9	3,012.6	2,682.6	272.9
Other non-current assets	858.2	609.5	607.1	827.1	935.0	95.1

Total assets	22,348.7	21,852.2	26,059.2	27,872.5	32,787.1	3,335.4

Liabilities
Current liabilities	5,511.6	3,279.5	3,426.6	4,492.8	5,431.4	552.5
Due to related parties	10.0	20.7	38.3	39.1	16.6	1.7
Deferred tax liabilities—net	104.2	449.0	1.7	489.1	865.7	88.1
Long term debts	2,211.0	3,357.2	2,910.5	1,588.1	1,308.8	133.1
Bonds payable	3,324.0	3,957.0	7,268.7	7,524.1	10,161.9	1,033.8
Other non current liabilities	209.3	221.8	226.4	390.3	511.8	52.1
Total liabilities	11,370.0	11,285.4	13,872.2	14,523.4	18,296.1	1,861.2
Minority interest	239.0	134.4	147.1	164.5	175.7	17.9
Stockholders’ equity	10,739.7	10,432.3	12,039.9	13,184.6	14,315.3	1,456.3

Total liabilities and stockholders’ equity	22,348.7	21,852.2	26,059.2	27,872.5	32,787.1	3,335.4

U.S. GAAP:(5)
Total assets	22,024.4	22,508.6	27,352.5	30,045.1	35,414.4	3,602.7
Total stockholders’ equity	10,490.2	10,901.2	12,858.7	14,295.0	15,744.3	1,601.7

	As of December 31,
	2001	2002	2003	2004	2005
Operating Data:(6)
Percentage increase (decrease) from prior period:
Operating revenues	71.72%	31.70%	21.61%	26.74%	11.12%
Operating income	24.10	2.55	25.06	36.21	14.19
Net income	(11.53)	(76.55)	1,685.08	(73.15)	(0.60)
Total assets	205.54	(2.22)	18.44	6.96	17.63
Total stockholders’ equity	219.74	(2.86)	15.55	9.51	8.58
Operating ratios (expressed as a percentage):
Operating income to operating revenues	35.63	27.74	28.53	30.66	31.51
Operating income to stockholders’ equity	17.05	18.00	19.50	24.26	25.51
Operating income to total assets	8.19	8.59	9.01	11.47	11.14
Net profit margin	28.28	5.03	73.90	15.66	14.01
Return on equity	13.53	3.27	50.52	12.39	11.34
Return on assets	6.50	1.56	23.34	5.86	4.95
Financial ratios (expressed as a percentage):
Current ratio	160.31	155.1	217.74	146.30	138.58
Debt to equity ratio	59.17	77.20	86.35	72.03	87.34
Total liabilities to total assets	50.88%	51.64%	53.23%	52.11%	55.80%

(1)	Translated into U.S. dollars based on a conversion rate of Rp9,830 = US$1.00, the Indonesian Central Bank Rate on December 31, 2005. See “—Exchange Rate Information” below.
(2)	Basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Indonesian rupiah and U.S. dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the weighted average number of shares outstanding, after considering the effect of the stock split.
(3)	The basic earnings and dividends declared per ADS data is calculated on the basis that each ADS represents fifty shares of common stock and does not make allowance for withholding tax to which the holders of the ADSs will be subject.
(4)	Calculated using the Indonesian Central Bank Rate on each dividend payment date.

(5)	U.S. GAAP amounts reflect adjustments resulting principally from differences in the accounting treatment of capitalization of interest expense, capitalization of net foreign exchange losses, revenue recognition, equity in net income (loss) of associated companies, amortization of goodwill, amortization of landrights, post-retirement benefit cost, pension plan, gain on difference in value from restructuring transactions of entities under common control and deferred income tax effect of U.S. GAAP adjustments.
(6)	Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.
(7)	Income on an equity investment from beginning of the year up to the date the investment was acquired during the year.

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

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	High	Low
Period
2001	10,400	10,266	11,675	8,865
2002	8,940	9,261	10,320	8,730
2003	8,465	8,571	8,908	8,279
2004	9,290	8,985	9,415	8,441
2005	9,830	9,751	10,310	9,165
2006
January	9,395	9,493	9,795	9,355
February	9,230	9,253	9,335	9,200
March	9,075	9,172	9,370	9,030
April	8,775	8,937	9,045	8,775
May	9,220	8,985	9,320	8,720
June (through June 26)	9,405	9,367	9,520	9,240

Source: Bank	Indonesia
(1)	The annual average exchange rates are calculated as averages of each monthly period-end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining the stability of the Indonesian rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene. The exchange rate was Rp8,465 = US$1.00, Rp9,290 = US$1.00 and Rp9,830 = US$1.00 as of December 31, 2003, 2004 and 2005, respectively. On June 26, 2006, the exchange rate was Rp9,405 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

Our performance and the quality and growth of our customer base and service offerings are necessarily dependent on the health of the overall Indonesian economy. Indonesia’s gross domestic product, or GDP, grew at an annual rate of approximately 3.3% in 2001, 3.7% in 2002, 4.1% in 2003, 5.1% in 2004 and 5.7% in 2005. Commentators have identified strong oil prices and the weak Indonesian rupiah, which generally supports exports, as two important factors contributing to recent GDP growth. Despite recent GDP growth, the Government continues to have a large fiscal deficit and a high level of sovereign debt, and its foreign currency reserves are modest. Government funding requirements to areas affected by the Asian tsunami in late December 2004 and other natural disasters, as well as increasing oil prices, may increase the Government’s fiscal deficits. In addition, the Indonesian rupiah continues to be volatile and has poor liquidity, and although the Indonesian banking sector continues to improve, it faces challenges in the coming years due to historically high levels of non-performing loans. Inflation has also remained high, with an annual inflation rate of 6.4% in 2004 and 17.11% in 2005, according to Government estimates. Indonesia has also experienced significant volatility in interest rates, which had a material adverse impact on the ability of many Indonesian companies to service their existing indebtedness. The interest rate for one-month Bank Indonesia certificates, or SBI, was at a peak of 70.8% in July 1998. The one-month SBI interest rate was 12.75% on March 31, 2006.

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

Recently, political instability in the province of Papua has intensified. In April 2006, hundreds of people were involved in a violent protest directed at Freeport’s gold mining operations in the province. During the protest, three policemen were killed and many security and civilian personnel were injured. In addition, separatist leaders of Papua renewed calls for the province to separate from Indonesia. Political and social unrest may occur due to political and social instability in the Papua, Poso and Aceh regions. Political and related social developments in Indonesia have been unpredictable in the past, and we cannot assure you that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The members of the Paris Club, the Consultative Group in Indonesia, or CGI, and the Inter-Government Group on Indonesia, or IGGI, have also been important sources of funding for the Government. The Paris Club is an informal voluntary group of 19 creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations. CGI is a group of 30 donor countries and international organizations that meet annually to coordinate donor assistance to Indonesia. Together, CGI and IGGI members were owed approximately US$2.0 billion as of December 31, 2005. The Government has several times successfully rescheduled its foreign debt. However, from 2004, the Paris Club has publicly stated that it will no longer reschedule debt owed to its members or to other creditors by the Government as a result of the Government’s decision to end the IMF program.

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

Labor activism and unrest may adversely affect our business

In March 2003, the Government enacted a manpower law and implementing regulations allowing employees to unionize. The liberalization of regulations permitting the formation of labor unions combined with weak economic conditions has resulted, and will likely continue to result in, labor unrest and activism in Indonesia. Recently, labor unrest and activism intensified following the release of a Government proposal to amend the manpower law. Such amendments would, in the view of labor activists, result in reduced pension benefits, the increased use of outsourced employees and prohibitions on unions to conduct strikes. Large rallies involving thousands of workers have been held in several major cities, including Jakarta. Labor unrest and activism could disrupt our operations and could affect adversely the financial condition of Indonesian companies in general and the value of the Indonesian rupiah relative to other currencies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We currently hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating expenses and annual payments of U.S. dollar-denominated principal and interest payments. In 2005, we entered into several foreign currency swap contracts with three separate international financial institutions in an effort to manage our foreign currency exposure and lower our overall funding costs. In addition, we entered into several interest rate swap contracts. For these contracts, we pay either a LIBOR-linked floating rate or a fixed rate premium. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

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

Indonesian accounting standards differ from those in the United States

We prepare our consolidated financial statements in accordance with Indonesian GAAP, which differ from U.S. GAAP. As a result, our consolidated financial statements and reported earnings could be significantly different from those that would be reported under U.S. GAAP. We have prepared a reconciliation to U.S. GAAP of our consolidated net income for each of the years ended December 31, 2003, 2004 and 2005 and our consolidated stockholders’ equity as of December 31, 2004 and 2005, which reconciliation appears in Note 44 to our Consolidated Financial Statements included elsewhere in this annual report.

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

Risks Relating to Us

We operate in a legal and regulatory environment that is undergoing significant reforms. These reforms may result in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry. As the reform of the Indonesian telecommunications sector continues, other competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. In addition, the Government has issued new interconnection regulations and a new access code system and may in the future announce or implement other regulatory changes that may affect our business and our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications providers or that other regulatory changes initiated by the Government will not have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, the Government established a new cost-based interconnection regime in February 2006. This new regime defines operators controlling more than 25% of the market share as “dominant operators” and requires such operators to interconnection offers to other telecommunications operators to be approved by the Government. The Government may encounter delays in the implementation of this new cost-based interconnection regime and, if implemented, it may increase our cost of terminating traffic to other telecommunications operators and may decrease our operating revenues received from other telecommunications operators for interconnection.

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

The Government is the majority shareholder of our major competitors Telkom and PT Telekomunikasi Selular, or Telkomsel, and the Government of Singapore is a substantial shareholder of Telkomsel. Both governments may give priority to Telkom’s and Telkomsel’s businesses over ours

As of March 31, 2006, the Government had a 14.44% equity stake in us and owns the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including the decision to liquidate us. We understand that the Government and Indonesia Communications Limited, or ICL, a subsidiary of Singapore Technologies Telemedia Pte Ltd, or ST Telemedia, had entered into a Shareholders’ Agreement that permitted the Government to appoint two nominees to each of the Board of Commissioners and the Board of Directors and ICL to appoint a simple majority of our Board of Commissioners and Board of Directors. We understand that the Shareholders’ Agreement ceased to be in effect on December 31, 2005. The Government remains the holder of the Series A share, which permits it to appoint one Commissioner and one Director.

The Government also has a 51.2% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. In addition, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat Telkom and us equally when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry.

Temasek Holding (Private) Limited, which is owned by the Government of Singapore through its Ministry of Finance, is indirectly our major shareholder. Temasek Holding (Private) Limited, through its publicly listed subsidiary, Singapore Telecommunications Limited, holds a substantial beneficial interest in Telkomsel through Singapore Telecom Mobile Pte. Ltd. We cannot assure you that significant Government of Singapore policies and plans will support our business.

Our controlling shareholders’ interests may differ from those of our other shareholders

In December 2002, the Government sold 41.9% of our outstanding shares to ICL, a Mauritius company owned and controlled by ST Telemedia. ICL, and its controlling shareholder, have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our creditors’ best interests, including matters relating to our management and policies. We cannot assure you that our controlling shareholder will elect or be able to influence our business in a way that benefits our other shareholders or our creditors although nominees of ICL hold positions on our Board of Commissioners and Board of Directors.

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

We rely on key management personnel, and our business may be adversely affected by any inability to recruit, train, retain and motivate key employees

We believe that our current management team contributes significant experience and expertise to the management of our business. The continued success of our business and our ability to execute our business strategy in the future will depend in large part on the efforts of our key personnel. There is a shortage of skilled personnel in the telecommunications industry in Indonesia and this shortage is likely to continue. As a result, competition for certain specialist personnel is intense. In addition, as new market entrants begin or expand operations in Indonesia, certain of our key employees may leave their current positions. Our inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business, financial condition, results of operations and prospects.

On May 30, 2006, Mr. Hasnul Suhaimi delivered a resignation letter to us containing his resignation as President Director (Chief Executive Officer), citing personal reasons. Mr. Suhaimi’s term of office ended on June 8, 2006. Given his experience in the Indonesian telecommunications industry, Mr. Hasnul Suhaimi may take a position at a competing telecommunications operator in Indonesia, which could result in a material adverse effect on our competitive position, business, results of operations and prospects.

Risks Relating to our Cellular Services Business

We may be unable to complete our cellular network integration in a timely manner or at all, and such delay or failure may adversely affect our cellular services business, results of operations and prospects

In late 2003, we merged with our legacy subsidiaries, Satelindo and PT Indosat Multi Media Mobile (“IM3”). At the time of the merger, each operated a separate cellular network in Indonesia. In an effort to increase our subscriber base, improve our service quality and reduce our operating expenses, we undertook a program of cellular network integration. We have not yet fully completed the integration of the legacy network platforms and we may experience interruptions and degraded service quality during the network integration process. Failure to successfully complete the integration, an inability to realize the projected benefits of the integration or significant network coverage and service quality problems during the integration could have a material adverse effect on our business, financial condition, results of operations and prospects.

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

Our cellular services business competes primarily against Telkomsel and PT Excelcomindo. Several other cellular service providers also provide cellular services in Indonesia. In addition to current cellular service providers, the Ministry of Communications and Information Technology may license additional cellular service providers in the future, and such new entrants may compete with us. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services and features offered and customer service. We, together with our current competitors, may also be subject to competition from providers of new telecommunications services using new technology and the convergence of various telecommunications services. New and existing cellular service providers may significantly increase subscriber acquisition costs by offering more attractive product and service packages, resulting in higher churn rates, lower ARPU or a reduction, or slower growth, of our cellular subscriber base.

In addition, although the Government has allocated all available GSM 900 and 1800 spectrum, we cannot assure you that additional spectrum will not become available in the future or that the Government will not reallocate existing spectrum from existing cellular service providers, including us. If we fail to utilize our spectrum capacity efficiently, or if we cannot finance the incremental capital expenditures necessary to utilize our spectrum capacity successfully as and when needed, we may experience difficulty attracting and retaining cellular subscribers, which could have a material adverse effect on our cellular services business. To the extent our current or future competitors in GSM cellular services obtain additional spectrum capacity, our competitive position, cellular services business, financial condition, results of operations and prospects could be adversely affected.

In early 2006, the Government announced the tender to all telecommunications operators of three blocks of 5MHz 3G spectrum. PT Cyber Access Communication and PT Natrindo Telepon Seluler, or Lippo Telecom, had previously obtained 3G spectrum licenses and were not allowed to participate in the most recent tender process. Ultimately, we were awarded one of the 3G spectrum licenses for a bid of Rp160.0 billion, the lowest of all telecommunications operators. Under the license, we are required to initiate 3G service in at least two areas covering 10% of population during the first year. Our primary competitors, Telkomsel and Excelcomindo, were also awarded 3G licenses. As a result, there are currently five telecommunications operators in Indonesia for 3G services and new licenses may be awarded to allocate remaining 3G spectrum. We cannot assure you that we will be able to initiate 3G coverage as planned, which failure could result in a fine to the Government for failure to meet the license terms and may adversely affect our business, financial condition, results of operations and prospects.

We were required to conduct mandatory registration for prepaid cellular subscribers

All cellular telecommunications operators, including us, have been registering prepaid cellular subscribers as required by new Government regulations. The new regulations stipulated that all cellular telecommunications operators must complete such registration by April 28, 2006. At such time, we had completed registration procedures for approximately 81.0% of our prepaid cellular subscribers. The Government has since extended the deadline for registration to September 27, 2006. We cannot assure you that we will be able to register the balance of our prepaid cellular subscribers within the time limits provided by the Government, or at all. In the event we cannot complete the registration process for a particular prepaid cellular subscriber, service to such person must be terminated. The mandatory registration program, including its impact on existing prepaid cellular subscribers to terminate their accounts with us and our difficulties registering all existing prepaid cellular subscribers, may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition from our competitors’ fixed wireless services, which may have a material adverse effect on our cellular and fixed telecommunications services businesses

In December 2002, Telkom introduced TelkomFlexi in Surabaya (East Java), Denpasar (Bali) and Balikpapan (East Kalimantan) using CDMA2000 1x fixed wireless technology. In May 2003, Telkom expanded TelkomFlexi to include the Jakarta area, and PT Bakrie Communications Corporation Tbk, or Bakrie Communications, launched a similar service for Jakarta in September 2003. Telkom has since expanded TelkomFlexi to 216 cities nationwide. Telkom applies PSTN telephone tariffs for its fixed wireless service, which tariffs are substantially lower than those applied to cellular services, and pays lower regulatory fees than those applied to cellular services. Fixed wireless services using CDMA2000 1x technology possesses mobility and features similar to those offered by cellular providers within one area code. Fixed wireless service quality may exceed GSM cellular service quality due to more efficient spectrum usage. We cannot assure you that the Ministry of Communications and Information Technology will not take affirmative steps to encourage the network build-out of fixed wireless networks.

The introduction and availability of fixed wireless services and other similar technologies have increased competition based on price and product and service packages among cellular service providers. Fixed wireless services, particularly those offered without significant regulatory restrictions regarding mobility and a system to equalize regulatory fees and tariffs, may have a material adverse effect on our business, financial condition, results of operations and prospects, resulting in, among other things, higher churn rates, lower ARPUs, slower growth in total cellular subscribers and increased subscriber acquisition costs. While we introduced in May 2004 our StarOne fixed wireless service in certain areas and plan to expand such services to other cities, competition from Telkom, Bakrie Communications, and other fixed wireless services providers that compete directly with us may cause prices to decline for such services and inhibit our ability to increase our total number of fixed wireless subscribers and to expand our fixed wireless services business.

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

We maintain in-orbit insurance in the event of the total loss of the Palapa-C2 satellite, providing for a single payment of US$12.0 million in the event that the satellite is lost or destroyed. Palapa-C2’s satellite control processor has been identified as prone to failure, and our satellite insurance excludes from coverage satellite malfunction caused by failure of the satellite control processor. If the damage or failure renders our satellite unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could have a material adverse effect on our overall business and increase operating expenses associated with our provision of other telecommunications services.

Risks Relating to Our Fixed Telecommunications Services Business

We may be unable to continue to provide fixed wireless access services in the Jakarta, West Java and Banten areas and may be unable to redeploy such equipment in other areas

Since mid-2004, we have developed and operated fixed wireless access services in Jakarta, Surabaya and surrounding areas, using CDMA2000 1x fixed wireless technology. In the Jakarta, West Java, and Banten areas, the Government has awarded 5 MHz spectrum in the 1,900 MHz band to us, whereas in other areas of the country we use 5 MHz spectrum in the 800MHz band. In 2005, the Government stated, through a press release and subsequent implementing regulations, that all telecommunications services using CDMA2000 1x fixed wireless technology must migrate to the 800MHz band and that, after December 2007, the 1,900MHz band would be reserved exclusively for 3G cellular services. In addition, the Government has declared that no compensation will be provided to telecommunications operators in connection with the migration and that we are not allowed to develop or expand our fixed wireless access network in the Jakarta, West Java and Banten areas.

On September 23, 2005, we signed a memorandum of understanding with PT Bakrie Telecom to develop an interoperability plan for both companies to use the 800MHz band in the Jakarta, West Java and Banten areas with our fixed wireless access services in certain areas and PT Bakrie Telecom’s fixed wireless access services in other areas. Despite interoperability tests regarding migration and operational feasibility, we have not agreed the terms of such cooperation arrangement. Due to the uncertainty of the future operational viability of our fixed wireless access services in the Jakarta, West Java and Banten areas, our ability to expand and develop our fixed wireless access network as well as to promote our fixed wireless access services in these areas has been limited.

Given our belief that a final cooperation agreement could not be reached within the required timeframe and to avoid further degradation of network performance, we presented the situation, together with proposed options to resolve the situation, to the Government on April 17, 2006. The Government directed us to pursue additional interoperability tests through the end of June 2006. We may be unable to continue to provide fixed wireless access services in the Jakarta, West Java and Banten areas, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Even if a cooperation agreement is reached and issues arising from the interoperability tests could be resolved, we would need to migrate our current subscribers and redeploy certain fixed wireless access equipment, including system support and terminals in the affected areas. We cannot assure you that such migration or redeployment could be accomplished in a timely manner or at all. Moreover, we may be unable to deploy such equipment outside the affected areas to other areas on a timely basis or at all due to the relatively smaller size of other domestic markets, different spectrum usage requirements and other technical reasons.

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

Overview

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and the leading provider of international long-distance services in Indonesia. We also provide MIDI services to Indonesian and regional corporate and retail customers. During 2005, our operating revenues totaled Rp11,589.8 billion (US$1,179.0 million). Our principal products and services include:

•	Cellular services. We provide GSM 900 and 1800 cellular services to approximately 14.5 million cellular subscribers throughout Indonesia as of December 31, 2005. We are focusing on increasing our cellular network coverage, capacity and quality through the purchase of new equipment and the redeployment of existing equipment.

•	Fixed telecommunications services. We are the leading provider of international long-distance services in Indonesia, as measured by aggregate incoming and outgoing call minutes for the year ended December 31, 2005. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we launched our fixed wireless services in 2004 and have continued to expand such services.

•	MIDI services. We provide broadband and narrowband MIDI services, including frame relay services, VSAT services, leased circuits and Internet services, through Lintasarta, PT Indosat Mega Media (“IMM”) and us. We offer this suite of products primarily to our valued corporate and retail customers and wholesalers in an attempt to provide full-service telecommunications solutions.

Our principal shareholders are ICL, which is wholly-owned by ST Telemedia, with an ownership interest of approximately 40.37% of our common stock, and the Government through the Ministry of State-Owned Enterprises with an ownership interest of 14.44% of our common stock, in each case as of March 31, 2006. ST Telemedia is a leading information-communications company in Singapore with operations and interests in the Asia-Pacific region and the United States. ST Telemedia is wholly owned by Temasek Holdings (Private) Limited, which is wholly-owned by the Singapore Ministry of Finance. Through its group of companies, ST Telemedia offers an array of telecommunications, information and communications services, including fixed and mobile communications, Internet exchange and data communications, satellite, broadband and pay-TV. We represent ST Telemedia’s largest investment outside Singapore.

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

Our business does not experience significant seasonality.

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

In August 2002, we entered the domestic telecommunications sector by obtaining a license to provide local fixed network services in the Jakarta and Surabaya areas. We deployed approximately 13,000 lines in those areas to provide local fixed telephone services and announced our strategic objective to become a leading fully integrated telecommunications network and service provider in Indonesia. In 2002, the Government divested 517.5 million shares (representing approximately 50.0% of our outstanding Series B common stock) in two stages. In May 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender. In December 2002, the Government divested 41.9% of our outstanding Series B common stock to a subsidiary of ST Telemedia. The Government owned 14.44% of our outstanding Series B common stock and the one Series A share as of March 31, 2006. ST Telemedia, through ICL, owned 40.37% of our outstanding Series B common stock, with the remaining 45.19% owned by public shareholders as of March 31, 2006. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

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

	For the year ended December 31,
	2003		2004		2005
	Rp.	%	Rp.	%	Rp.	%
	(Rp. in billions, except percentages)
Cellular services	5,111.9	62.1%	7,342.1	70.4%	8,645.0	74.6%
Fixed telecommunications	1,807.7	22.0	1,544.7	14.8	1,250.8	10.8
MIDI services	1,245.7	15.1	1,483.9	14.2	1,694.0	14.6
Other services	64.3	0.8	59.4	0.6	—	—

Total operating revenues	8,229.6	100.0%	10,430.1	100.0%	11,589.8	100.0%

Cellular Services

Cellular services contributed Rp 8,645.0 billion for the year ended December 31, 2005, representing 74.6% of our total consolidated operating revenues in 2005. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 14,512,453 subscribers as of December 31, 2005. For the year ended December 31, 2005, we had an estimated market share of 31.7%, which figure is based on our estimates made using available market data. Our cellular network currently provides network coverage in all major cities in Java, Bali and Sumatra, as well as population centers in Sulawesi, Kalimantan and Papua. We provide our cellular services using GSM 900 and GSM 1800 technology.

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

We offer postpaid plans under the brand name “Matrix.” Matrix is a basic service package with a postpaid payment plan and, since October 2005, includes free national roaming for all Matrix subscribers. Starting in October 2005, we began offering Matrix in program packages, which carry the brand name “Matrix You” and offer the choice of one of three optional program packages: monthly service charge waiver, 180 free SMS with a minimum monthly charge of Rp50,000 or friends and family benefits. We offer prepaid plans under the brand names “Mentari” and “IM3.” Mentari and IM3 offer free national roaming, and we believe our Mentari and IM3 products have a high degree of brand awareness, thereby providing a competitive advantage when attempting to attract and retain customers in a competitive market. To attract younger cellular subscribers, we have developed the “IM3” brand to offer promotions and engage in advertising designed for the youth market segment.

Postpaid and prepaid customers have access to local, DLD and international direct long-distance dialing. In addition, we offer a variety of additional, value-added services, functions and features for our customers, bundled according to the airtime package selected, including:

•	SMS: allows customers to send short text messages to other cellular users’ handphone display screens;

•	MMS: allows customers of GSM service to send pictures, text and sound/voice in a single packet message;

•	Voice SMS: allows customers to send audible messages;

•	Ringback tone: allows customers to choose their favorite song as the ringtone for incoming calls;

•	GPRS: provides mobile data communications with GSM-based technology, including mobile Internet, data transfer and push e-mail (BlackberryTM services);

•	Mobile data and facsimile services: allows customers to download sports, news and finance content to their mobile handsets and send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by customers;

•	Caller identification: displays the incoming call number on a customer’s mobile phone display screen;

•	Call holding: allows customers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals customers that they have an incoming call while the line is engaged. Upon hearing such a signal, customers can answer the second call and place the original call on hold;

•	Call forwarding: enables customers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides customers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the customer’s bank account or credit card;

•	Recharge via SMS and automatic teller machines: enables customers to recharge their prepaid airtime plans via SMS and automatic teller machines automatically deducting billed amounts from the customer’s bank account; and

•	International roaming: allows prepaid and postpaid customers to receive SMS and voice services while roaming in foreign cellular networks.

Mobile data and facsimile, voicemail, call holding, call waiting, call forwarding, detailed billing and direct debit payments are only available to postpaid subscribers. We offer certain services free of charge, including caller identification, call holding, call waiting and call forwarding, while others, such as SMS, mobile data and facsimile services and detailed billing, carry additional fees. We introduced our SMS service to postpaid cellular subscribers in 1995 and extended the service to prepaid subscribers in May 2000. Usage levels have increased from an average of approximately 319,000 text messages per day in June 2000 to an average of approximately 20.75 million and 22.57 million text messages per day in December 2004 and December 2005, respectively. In 2005, SMS usage fees accounted for substantially all of our revenues from value-added cellular services and features. We expect SMS to continue to contribute the majority of revenues from value-added cellular services and features, but anticipate increased revenues from GPRS and mobile data services in future periods.

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

We conducted initial commercial operations for GPRS service in early 2002. GPRS service is now available in most large cities in Java, Bali, Sumatra and Kalimantan with full network access achieved by the end of 2005. In addition, we introduced EDGE services to the greater Jakarta area, Surabaya and Batam. In cooperation with StarHub and Research-In-Motion, we introduced BlackberryTM Enterprise Service to our corporate customers in December 2004 and BlackberryTM services for personal users in March 2005.

We have entered into interconnection agreements, which allow our cellular networks to interconnect with the PSTN operated by Telkom, the international gateways operated by us and the networks of each of the other Indonesian cellular and fixed wireless operators. These agreements allow our cellular subscribers to communicate with customers of other telecommunications service providers.

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2005, our postpaid cellular subscribers could roam internationally on 291 networks, owned by 256 operators in 119 countries.

In July 2005 and in preparation for the Government’s tender of 3G spectrum licenses in February 2006, we began conducting trial operations for 3G services in Jakarta and Surabaya in September 2005. On February 8, 2006, the Government conducted an open bidding process for 3G spectrum licenses and we were awarded 2x5MHz 3G spectrum with a lower bid than our competitors at Rp160.0 billion. In connection with the 3G spectrum award, we paid an upfront fee of Rp320.0 billion as well as Rp32 billion, representing 20% of the first year’s 3G annual spectrum fee. We intend to launch preliminary 3G service in late 2006 in Jakarta and Surabaya. Under the terms of the license, we are required to develop 3G networks in two major areas covering at least 10% of the population within the first year.

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

Since the launch of our cellular services in Indonesia, we have recorded cellular subscriber growth in each year. Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. At the end of 2003, we had 361,562 postpaid and 5,600,882 prepaid cellular subscribers. As of December 31, 2005, our subscriber base had grown to 676,407 postpaid and 13,836,046 prepaid cellular subscribers. We have focused on increasing the number of our prepaid cellular subscribers, as prepaid subscriptions minimize cellular subscriber credit risks and reduce billing and collection costs. Moreover, we believe Indonesian cellular customers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid plans.

The following table presents selected information regarding our postpaid, prepaid and total cellular subscriber base for the periods indicated:

	As of and for the year ended December 31,
	2003	2004	2005
Cellular subscribers:(1)
Prepaid	5,600,882	9,214,663	13,836,046
Postpaid	361,562	539,944	676,407

Total	5,962,444	9,754,607	14,512,453

(1)	Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. We define an “active cellular subscriber” as a cellular subscriber: (i) who, in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 60 days after the last statement date; or (ii) who, in the case of a prepaid subscriber, recharges the SIM card within 37 days immediately following the SIM card’s expiry date (i.e., 30 days from the date of activation) by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

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

The following table presents selected information regarding our ARPU for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
		(Rp.)
ARPU:(1)
Postpaid	338,697	269,647	240,810
Prepaid	90,459	78,681	58,054
Blended ARPU`	106,386	89,489	67,113

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

Our integrated marketing strategy emphasizes our wide range of innovative services and the quality of our customer service. We regularly advertise through major newspapers, television, outdoor media, magazines and direct mailings and cross-sell our products with other leading corporations. To consolidate our marketing channels for cellular services, we have opened integrated walk-in centers, under the brand name “Galeri Indosat.” Our walk-in centers provide cellular subscribers with sales, customer service and product information. As of December 31, 2005, we operated 126 walk-in centers located throughout Indonesia. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations.

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

Activation Fees and Monthly Charges.    Activation fees represent the initial connection fees charged to new postpaid and prepaid customers when subscribing to a cellular network. Monthly charges represent fixed amounts charged only to postpaid cellular subscribers for maintaining access to the cellular network. Currently, our postpaid customers are charged a standard one-time activation fee of Rp75,000, a monthly subscription fee of Rp65,000 per month and an airtime tariff of Rp325 per minute for non-peak hours and Rp406 per minute during peak hours. However, we also offer promotions that include waiver of the activation fee and monthly charges. Under Indonesian GAAP, we recognize the revenue from the service activation component of prepaid starter pack sales upon actual sale and delivery of starter packs to customers (dealers, distributors and subscribers). Sales of initial and reload vouchers are recorded as unearned revenues and recognized as revenue upon usage of available airtime or expiration of the voucher.

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

Competition

The cellular service business in Indonesia has become increasingly competitive during recent years. Competition in the cellular communications industry is based principally on network coverage and technical quality, price, the availability of data services and special features and quality and responsiveness of customer service. Based on our estimates made using available market data, the three major providers of cellular services in Indonesia, Telkomsel (which is majority-owned by Telkom), we and Excelcomindo, provided approximately 88.0% of Indonesia’s cellular telecommunications services as of March 31, 2006.

In May 2003, Telkom introduced TelkomFlexi, a CDMA2000 1x service in the Jakarta area. Currently, Telkom offers this service throughout Java and several large cities in Sumatra. Telkom offers this service as fixed wireless service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the Ministry of Communications issued Ministerial Decree No. 35/2004 stating that the service area of the fixed wireless network shall be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless service is therefore prohibited from extending its roaming services to other area codes. In addition to TelkomFlexi, Bakrie Communications has introduced identical services in the Jakarta area and West Java.

In early 2004, PT Bimantara Citra Tbk. launched a new cellular operator named Mobile8, which uses CDMA2000 1x and EVDO technology. Mobile8 has received a nationwide license to provide cellular telecommunications services and competes with traditional GSM operators by attracting new cellular subscribers with discounted prices as its primary advantage.

In 2005, most Indonesian telecommunications operators conducted aggressive subscriber acquisition programs with a goal to increase individual market share. Through the offer of discounts, bonuses and special rates, operators attempted to differentiate their services from those of other operators, primarily based on price. This competition has caused tariff pressure to continue to decline and, as a result, we believe cellular subscriber ARPU has continued to decline for all Indonesian telecommunications operators.

In addition to increased price competition for cellular services in 2005, telecommunications operators prepared for the 3G tender held on February 8, 2006. The Government rationalized spectrum allocation for the 3G mobile telecommunications network to accommodate five operators with licenses to build and operate 3G networks and offer such services to the public. Through the Government tender process, we were awarded 2x5MHz 3G spectrum with a lower bid than our competitors at Rp160.0 billion. We believe competition for 3G services will be intense as telecommunications operators begin to deploy their networks in major population centers during the first year of the spectrum license. Currently, there are five telecommunications operators holding 3G licenses: PT Telekomunikasi Seluler (Telkomsel), PT Hutchinson Charoen Phokphan Telecommunication, PT Natrindo Telepon Seluler, Excelcomindo and us.

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

Fixed Telecommunications Services

Through our “001” and “008” international long-distance services, we currently handle substantially all of the traditional IDD business in Indonesia. However, the duopoly regime in the IDD business ended on January 1, 2004, the effective date of Telkom’s license to operate IDD services. In addition, we launched our fixed wireless services in 2004 to complement our cellular services. Using CDMA2001 1x technology, our fixed wireless services offer customers requiring limited mobility a cost-effective alternative to our cellular services. Anticipating increased competition resulting from such deregulation, we launched “FlatCall 016” in March 2005 as a new product aimed at consumers in the most price-sensitive market segment. For the year ended December 31, 2005, fixed telecommunications services contributed Rp1,250.8 billion, or 10.8%, of our operating revenues.

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

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	minutes	% change	minutes	% change	minutes	% change
	(in thousands, except percentages and ratios)
Incoming paid minutes	622,381	45.0%	670,818	7.8%	808,048	20.5%
Outgoing paid minutes	233,166	(19.4)%	188,710	(19.1)%	156,633	(17.0)%
Incoming and outgoing paid minutes	855,547	19.1%	859,528	0.5%	964,681	12.2%
Ratio of incoming to outgoing traffic	2.67	—	3.55	—	5.16	—

The table above illustrates two significant trends in international outgoing and incoming calls. During 2004 and 2005, our international outgoing calls measured by paid minutes decreased by 19.1% and 17.0%, respectively, compared to the previous year, while our international incoming calls measured by paid minutes increased by 7.8% and 20.5%, respectively, over the same periods. Combined outgoing and incoming calls, also measured by paid minutes, increased 0.5% and 12.2% during 2004 and 2005, respectively. Our stronger growth in 2005 relative to the prior year was primarily due to the implementation of pricing and volume commitments with several foreign telecommunications operators. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, will continue to contribute to declining IDD call in the future. In addition, we launched domestic long distance from Indosat access points (“StarOne” and “I-Phone”) in October 2005. Domestic long distance coverage currently covers major cities in Indonesia.

Fixed Wireless Services.    As of December 31, 2005, our fixed wireless service, “StarOne,” had a total subscriber base of 271,158 subscribers with 19,708 postpaid subscribers and 251,450 prepaid subscribers in greater Jakarta area, Surabaya, Malang, Pasuruan and Medan. For the year ended December 31, 2005, total revenues from fixed wireless services totaled Rp70.3 billion. In 2005, we spent approximately Rp424.9 billion of capital expenditures to develop approximately 500,000 lines of capacity and related CDMA2000 1x infrastructure. We plan to expand StarOne’s services to other cities, either through increased capital expenditures, reallocation of our existing planned expenditures, revenue-sharing schemes or a combination of the foregoing.

Customers and Marketing

In 2005, our top 500 customers in the greater Jakarta area accounted for approximately 12.3% of outgoing IDD calls by revenues billed. During such period, approximately 67.0% of our outgoing call minutes originated in the greater Jakarta area, followed by Batam (near Singapore) with 5%, Denpasar in Bali with 4%, Bandung in West Java with 4%, and Surabaya in East Java with 3%. No single customer accounts for more than 1% of our revenues from IDD services.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

We have undertaken a variety of marketing initiatives to improve our service to fixed telecommunications customers. Our marketing strategy focuses on: (i) strengthening our price tiering strategy through implementation of “FlatCall 016” to compete with VoIP services; (ii) expanding the market and retaining Indosat customers with special discounts implemented on Indosat access; (iii) establishing volume commitments for incoming traffic from foreign telecommunications operators. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We also have established and are strengthening regional sales offices in many locations throughout Indonesia.

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

Tariff Structure and Fixed Telecommunications Services Operating Revenues

Rates.    The Government has introduced new policies impacting the provision of basic switched international telephone services, including fixed telecommunications services. Each operator now has the ability to establish its retail tariff based on its cost structure. Although the formula for determining the cost structure has been set by the Government, we expect it to be released in mid-2006. Our international long-distance tariffs have not changed, and we intend to continue applying international long-distance tariffs based on the previous regulations which base tariffs on six zones for call destinations.

The amounts payable to us by foreign telecommunications operators for incoming telephone calls have historically been determined by accounting rates negotiated between us and such international carriers, subject to certain guidelines from the Ministry of Communications and Information Technology. Since 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed asymmetric rates for incoming and outgoing calls. We maintain direct connections with 68 foreign telecommunications operators, and use the market termination rate-based system with 56 of such operators. Under the accounting rate system, which we still apply for 12 foreign telecommunications operators (typically those in less-developed countries), the same rate per minute is payable for incoming and outgoing calls.

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

We receive fixed telecommunications services operating revenues from domestic operators, with the largest portion from Telkom, and foreign telecommunications operators. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. For 2005, approximately 29.46% of fixed telecommunications services operating revenues was derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, approximately 17.55% of such revenue was derived from amounts paid or payable by cellular operators and approximately 37.52% of such revenue was derived from net settlements with foreign telecommunications operators in respect of incoming and outgoing calls. The remaining 15.47% of fixed telecommunications services operating revenues was derived from direct billing for specific services, such as calling card and fixed-line subscribers. The corresponding figures for 2004 were approximately 42.6%, 9.2%, 41.2% and 7.0%, respectively.

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. As of December 31, 2005, we maintained operating arrangements, governing the accounting rates between the parties, with more than 71 foreign telecommunications operators to serve incoming and outgoing calls to and from approximately 262 countries. The agreements set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad.

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

Interconnection with Domestic Networks.    Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services must terminate on one of the domestic fixed or cellular networks. The Government has set an interconnection tariff for international long-distance services which traverse the domestic fixed-line and fixed wireless networks. We have separate interconnection agreements with those operators that interconnect directly with our international gateways. We expect the interconnection arrangements with such telecommunications operators to be revised to reflect a new interconnection regime expected to be announced by the Government in mid-2006.

According to existing interconnection regulations, the tariff on interconnection rates as regulated by the Ministry of Communications and Information Technology for international long-distance services which traverse Telkom’s network is: (i) an access charge of Rp850 per successful incoming and outgoing call; and (ii) a usage charge of Rp550 per paid minute of successful incoming and outgoing call. The interconnection tariffs with cellular or fixed wireless providers within Indonesia is based on mutual agreement between us and the third-party provider.

Universal Service Obligations.    In March 2004, the Government announced a change in Universal Service Obligations (“USO”) tariffs from Rp750 for each successful international outgoing or incoming call to 0.75% of gross revenues, less interconnection expenses and bad debts. Since such announcement, the Government has continued to draft the details of regulations for further implementation of USO tariffs. Due to uncertainties regarding the appropriate payee within the Government for such USO payments, we have reserved funds to pay such amounts, and no payments was made in 2005. In early 2006, we began to make payments for USO tariffs related to 2005 usage from such reserved funds.

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

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. On January 1, 2004, the operational license granted by the Ministry of Communications and Information Technology to Telkom to provide IDD services became effective. Such license includes the right to use the IDD access code “007” to enter the international long-distance market. In addition, Telkom no longer operates a monopoly for DLD services. In October 2005, we launched DLD service for several major cities with the access code “011” that can only be used from Indosat access points.

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

We also face competition from other fixed wireless service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA2000 1x service in the Jakarta area. Currently, Telkom offers this service throughout Java and several large cities in Sumatra. In addition to TelkomFlexi, Bakrie Communications has introduced fixed wireless services in the Jakarta area and West Java.

MIDI Services

Recognizing the significant growth potential of data and other network services—including Internet-based services—and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. In 2005, MIDI services contributed Rp1,694.0 billion, or 14.6%, of our total consolidated operating revenues.

Services

World Link, Direct Link and Digital Data Network.    World Link is an international leased line service, which provides high-speed, high-quality digital data circuits on a point-to-point basis, and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45Mbps and 155Mbps for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. VSAT connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. For the domestic market, we offer digital data network services through Lintasarta for corporate customers. In total, World Link, Direct Link and digital data network contributed Rp472.4 billion, or 27.9%, of our consolidated MIDI services operating revenues in 2005.

IPVPN.    We provide IPVPN services which provide customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications.

Frame Relay.    We provide both international and domestic frame relay services, a high-speed leased packet technology, primarily through Indosat and Lintasarta, providing customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. Framed messages enable data transmissions to travel at high speed from a simple single connection to reach multiple domestic or international destinations. Frame relay services can be tailored to the requirements of individual sites in order to meet user demand for a dedicated line by terrestrial or satellite services (VSAT frame relay). As of December 31, 2005, Lintasarta’s domestic frame relay services were available in 54 major cities in Indonesia and Indosat’s international frame relay services were available in over 220 countries worldwide in cooperation with Equant. We recorded revenues of Rp389.4 billion from this service in 2005, or 23.0% of our MIDI services operating revenues in 2005.

National Link.    National Link is an domestic leased line service providing high-speed digital data circuits on a point-to-point basis and offering line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45Mbps and 155Mbps for broadband. Most of our broadband World Link customers are telecommunications providers that need dedicated broadband international data links, and our narrowband National Link customers consist primarily of corporate users who subscribe for their own internal use.

MPLS and Metro Ethernet.    MPLS and Metro Ethernet are domestic leased line services based on IP. MPLS provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45Mbps and 155Mbps for broadband. Metro Ethernet provides high-speed bandwidth, and offers line port speeds 10Mbps and 100Mbps Ethernet base with incremental guaranteed bandwidth of 1Mbps and 10Mbps.

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

We also provide a variety of other supplementary services, including occasional use for TV services, telecast services, telemetry, tracking & control services, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services (our digital “Bouquet” and “PalapaNet” services). Pressure on pricing is expected to ease as a consequence of improved demand. In 2005, satellite services contributed approximately Rp150.1 billion, or 8.9%, towards our MIDI services operating revenues.

Internet Services.    We provide Internet services together with IMM and Lintasarta. As of December 31, 2005 we had two Internet service providers that contributed revenues of Rp390.2 billion in 2005. IMM provides dedicated and dial-up services, and as of December 31, 2005, it had an Internet subscriber base of approximately 30,000 subscribers, which we estimate represents more than 10.0% and 20.0% of the Indonesian Internet dial-up and dedicated markets, respectively. In anticipation of increased competition in Internet businesses, IMM has developed a strategy to expand its business through developing an Internet protocol backbone through potential growth areas, deploying public hotspot services, establishing customer care centers, developing its network through joint investment schemes by using hybrid fiber and coaxial technology and improving its business processes. Lintasarta offers its subscribers “IdOLA” for individual use and “LintasartaNet” for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. In 2005, Lintasarta’s Internet dial-up revenues decreased by 20.6% and Internet dedicated services revenues increased by 25.6% due primarily to market churn generated by competition from Internet services delivered via cable systems. For the year ended December 31, 2005, we derived Rp390.2 billion, or 23.0%, of our MIDI services operating revenues, from Internet services.

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

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand of services in the areas covered by the Palapa-C2 satellite. Our offshore leases average US$1.3 million per annum for a full transponder. Certain offshore leases are also subject to annual escalation factors that range from 2.5% to 10.0%. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies. The Ministry of Communications and Information Technology regulates the fees that can be charged in connection with leasing space on satellite transponders to domestic customers. Pursuant to MTPT Decree No. 25/1996, the maximum annual lease rates for C-band transponders are set at US$1.4 million; for occasional use, the average fees are US$16 per minute with the actual charges based on the time of use.

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

Companies in the satellite business compete primarily on coverage power, product offerings and cost. Generally, the cost of service depends upon the combination of power and coverage. In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Our satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. We face competition from foreign and domestic service providers in each of these areas. In leasing our transponders on the Palapa-C2 satellite, we compete most closely in Indonesia with PT Pasifik Satelit Nusantara, or Pasifik Satelit Nusantara, and Telkom. Pasifik Satelit Nusantara also owns transponders on the Mabuhay Philippines Satellite, which is used primarily for television broadcast services. Telkom currently operates its own satellites (Telkom and Palapa B4) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite uplinking and downlinking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-1, AsiaSat-2, AsiaSat-4, AsiaSat-35, Apstar-1, Apstar-2R, ThaiCom 3, PanAmSat-4 and PanAmSat-7. APT Satellite, which operates the Apstar satellites, and Shin Satellite PCL, which operates the ThaiCom satellites, also competes directly with us in the Asian regional market. In 2005, Excelcomindo began to offer MPLS services for its corporate customers.

Other Services

We also provide international telex and telegram services, global mobile services using the Inmarsat Mini M system, sales of software and hardware and other educational services. In 2004, we recorded revenues of Rp0.6 billion from these services, while in 2005, revenues from other services of Rp29.0 million were reclassified as revenues from MIDI services.

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

The principal components of our cellular networks are:

•	site base stations: base transceiver stations consisting of a transmitter and receiver and serving as a bridge between mobile users in one cell and the mobile switching center;

•	base station controllers: devices that connect to and control the base station within each cell site;

•	mobile switching centers: centers that control the base station controllers and the routing of telephone calls; and

•	transmission lines: lines that link the mobile switching centers, base station controllers, base stations and the PSTN.

Our cellular network currently operates using 10 megahertz of radio frequency bandwidth in the GSM 900 spectrum and 20 megahertz of frequency bandwidth in the GSM 1800 spectrum. The following table sets forth selected information regarding our cellular network as of the dates indicated:

	As of December 31,
	2003	2004	2005
Site base stations*	3,007	4,026	5,033
Base station controllers	141	156	148
Mobile switching centers	29	36	49

*	We calculate the number of site base stations as the number of base station locations.

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

We have built an extensive microwave transmission network throughout the greater Jakarta region, which connects to Cirebon (West Java), Semarang and Yogyakarta (Central Java) and Surabaya (East Java). Long-distance calls either originating from, or terminating within, our cellular network are routed primarily through our microwave transmission lines, lines leased from Telkom and the Palapa-C2 satellite. We also use a fiber optic distribution network for interconnection with Telkom and, for the Jakarta area, we are constructing optical fiber links to connect base station controllers and mobile switching centers in an attempt to increase system performance.

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

As of December 31, 2005, we had available bandwidth capacity of 924,032 Mbps for voice and 2,284.448 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80% of capacity to allow for increased usage during peak hours.

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

Submarine Cables.    We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage, age and allocated capacity of our cable network, as of December 31, 2005:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN	Australia, Hong Kong, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand	1,301.376
APCN-2	China, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan	288.00
SEA-ME-WE 3	Australia, Brunei, China, Egypt, France, Germany, Greece, Hong Kong, India, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, Oman, Pakistan, Saudi Arabia, Singapore, South Korea, Sri Lanka, Taiwan, Turkey, United Arab Emirates and United Kingdom	1,599.744
SEA-ME-WE 2	China, France, India, Italy, Japan, Netherlands, Saudi Arabia, Singapore, Switzerland and United Kingdom	84.48
TPC-5	Japan, United States	118.00
SEA-ME-WE 3	Australia, France, Germany, Hong Kong, India, Japan, Malaysia, Philippines, Saudi Arabia, Singapore, Taiwan, Thailand and United Kingdom	33.216
APCN and JS	Australia, Hong Kong, Malaysia, Philippines and Singapore	37.696
SEA-ME-WE 3 and JS	China, Japan, Malaysia and Saudi Arabia	11.2

Total		3,473,712

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

Satellite Circuits.    As of December 31, 2005, our available satellite bandwidth was 62.37 Mbps for voice and 1.28 Mbps for data circuits through earth stations at our Jakarta, Medan and Surabaya gateways. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from our Palapa C-2 satellite. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

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

Fiber Optic Links.    As of December 31, 2005, we had fiber optic links to 181 major commercial buildings in the Jakarta area. These links are primarily used to deliver Internet and other MIDI services to corporate customers.

Subsidiaries and Associated Companies

PT Aplikanusa Lintasarta (“Lintasarta”)

On December 21, 2005, we entered into a Sale and Purchase Agreement to purchase a 2.90% equity interest in Lintasarta from Dana Pensiun Bank Negara Indonesia for Rp17.5 billion. Such purchase of equity interest, which resulted in the recognition of goodwill, increased our ownership of Lintasarta from 69.46% to 72.36%. In 2005, Lintasarta recorded revenues of Rp763.3 billion and net income of Rp94.2 billion.

PT Sisindosat Lintasbuana (“Sisindosat”)

On January 7, 2005, we sold our 96.9% ownership interest in Sisindosat, to PT Aneka Spring Telekomindo, or Astel, for Rp40.0 billion. Sisindosat provides information technology and computer services and acts as a sales agent for computer software and hardware products. Pursuant to the Sale and Purchase Agreement, we paid a voluntary termination cost of Rp2.1 billion to Astel on January 14, 2005 in connection with termination expenses for certain Sisindosat employees. On January 25, 2005, we received the net payment from the sale of Rp32.9 billion representing the net purchase price after deducting Rp5.0 billion received on August 27, 2004 as a bidding deposit.

Cambodia Indosat Telecommunications (“Camintel”)

Our investment in Camintel, a joint venture with the Kingdom of Cambodia, was formed in 1995 to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia and to provide telecommunications services in Cambodia. On August 11, 2005, we entered into an agreement to sell our 49.0% interest in Camintel to AZ Communication Co. Ltd of Cambodia for US$1.5 million. On October 27, 2005, we received full payment from the buyer and received the closing confirmation letter from the buyer on June 2, 2006 indicating that the necessary governmental approvals in connection with the transaction had been obtained.

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2005 is contained in Notes 5 and 9 to our consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2005, on a consolidated basis, we employed approximately 8,137 employees, 4,969 of whom were permanent employees and 3,168 of whom were non-permanent employees. As of December 31, 2005, excluding such seconded employees, our subsidiaries employed approximately 785 permanent employees. As of December 31, 2005, Indosat’s permanent employees included 769 managerial-level employees (employees with the rank of manager or higher) and 3,438 non-managerial employees, compared to 669 managerial and 3,490 non-managerial employees, respectively, as of December 31, 2004, and 661 managerial and 3,463 non- managerial employees, respectively, as of December 31, 2003. Following our merger with Satelindo, IM3 and Bimagraha, most employees from such entities were transferred to us. Our turnover rate for employees during 2005 was less than 1.3% per annum. As a result, as of December 31, 2005, our employees had worked for us for an average of 10.5 years.

We provide numerous benefits to our employees, including a pension plan, medical benefits, income tax allowances and access to a cooperative established by the employees. While there are no restrictions on hiring, like all Indonesian companies, we are required to obtain the Central Labour Dispute Settlement Committee’s approval to terminate 10 or more employees during any one-month period.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat, or SPI. On September 27, 2004, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and health, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2005, we insured 3,432 permanent employees through a fully funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10% to 20% of their base salaries, and we do not contribute to the plan. Plan administration and management is coordinated by seven financial institutions. Under Indonesian GAAP and U.S. GAAP, our pension liabilities are deemed to be fully funded.

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

Insurance

We carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance, as of December 31, 2005. During 2005, we did not have any insurance against consequential losses associated with the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 satellite on terms and conditions consistent with industry practice. Until January 30, 2006, we maintained insurance for US$50.0 million. We have renewed such policy with a coverage limit of US$12.0 million, representing the book value of the satellite. Because the Palapa-C2 satellite is of a class of satellite which has been identified as prone to SCP failure, our satellite insurance does not cover satellite malfunction caused by failures of this kind.

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

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3000 3001

Jabotabek & Banten Regional Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

North Sumatera Regional Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4537 372

South Sumatera Regional Office	Jl. Veteran No. 933 Palembang 30113, Indonesia Tel: (62-711) 355 816 Fax: (62-711) 372 600

Central Java & DI Yogyakarta Regional Office	Jl. Pandanaran No. 18 Semarang 50134, Indonesia Tel: (62-24) 8411 266 Fax: (62-24) 8412 828

West Java Regional Office	Jl. Asia Afrika No. 141-147 Bandung 40111, Indonesia Tel: (62-22) 30000 988 Fax: (62-22) 4200 001

East Java & Bali Nusra Regional Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 5455 001 Fax: (62-31) 5322 982

Sulampapua Regional Office	Jln. A.P. Pettarani No. 47 Makassar 90222, Indonesia Tel: (62-411) 4200 008 Fax: (62-411) 425 263

Kalimantan Regional Office	Jln. Jend. Sudirman No. 37 Balikpapan 76112, Indonesia Tel: (62-542) 414 816 Fax: (62-542) 442 001

Principal Indebtedness

As of December 31, 2005, we had long-term indebtedness totaling Rp1,374.1 billion and bonds payable totaling Rp11,244.0 billion (excluding unamortized issuance cost and discount). The following discussion describes our primary long-term indebtedness and bonds payable, and the following table sets forth our existing indebtedness as of December 31, 2005 as well as our export credit facility from May 2006:

As of December 31, 2005
First Indosat Bonds:
Amount outstanding	Series A bonds: Rp778.7 billion
Series B bonds: Rp172.8 billion
Interest rate	Series A bonds: 18.5% per annum(1)
Series B bonds: fixed and floating(1)(2)
Repayment/Maturity	Series A and Series B bonds: April 2006

Second Indosat Bonds:
Amount outstanding	Series A bonds: Rp775.0 billion
Series B bonds: Rp200.0 billion
Series C bonds: Rp100.0 billion
Interest rate	Series A bonds: 15.75% per annum(3)

Series B bonds: 16.0% per annum(3)
Series C: fixed and floating(3) (4)
Repayment/Maturity	Series A and Series C bonds: November 2007
Series B bonds: November 2032(5)

Third Indosat Bonds:
Amount outstanding	Series A bonds: Rp1,860.0 billion
Series B bonds: Rp640.0 billion
Interest rate	Series A bonds: 12.50% per annum
Series B bonds: 12.875% per annum
Repayment/Maturity	Series A bonds: October 2008
Series B bonds: October 2010

Fourth Indosat Bonds:
Amount outstanding	Rp815.0 billion
Interest rate	12% per annum
Repayment/Maturity	June 2011

Guaranteed Notes due 2010:
Amount outstanding	US$300.0 million
Interest rate	7.75% per annum
Repayment/Maturity	November 2010

Guaranteed Notes due 2012:
Amount outstanding	US$250.0 million
Interest rate	7.125% per annum
Repayment/Maturity	June 2012

Export Credit Facility:
Amount outstanding	—(6)
Interest rate	4.15% per annum
Repayment/Maturity	May 12, 2011

As of December 31, 2005

Indosat Syari’ah Mudharabah Bonds:
Amount outstanding	Rp175.0 billion
Interest rate	Revenue-sharing mechanism(7)
Repayment/Maturity	November 2007

Indosat Syari’ah Ijarah Bonds:
Amount outstanding	Rp285.0 billion
Interest rate	Fixed ijarah return of 12%(8)
Repayment/Maturity	June 2011

Syndicated Loan Facility:
Amount outstanding	Rp1,250.0 billion
Interest rate	9.3% per annum through March 31, 2007; thereafter, at a floating rate of interest equal to the greater of 10.5% per annum or the three-month SBI rate plus a margin rate until April 2008
Repayment/Maturity	April 2008

(1)	The interest rate for the interest payment due on November 6, 2003 was changed, on a one-time basis, for the Series A bonds from 18.5% per annum to 19.5% per annum and for the Series B bonds from 16.0% per annum to 17.0% per annum.
(2)	The Series B bonds bore interest at the fixed rate of 18.5% until April 2002 and thereafter bear interest at a floating rate based on the average of three-month time deposits for PT Bank Mandiri Tbk, or Bank Mandiri, PT Bank Central Asia Tbk, or Bank Central Asia, PT Bank Negara Indonesia Tbk, or Bank Negara Indonesia and PT Bank Danamon Indonesia Tbk, or Bank Danamon plus 2.25% per annum, with a ceiling of 21.0% per annum and a floor of 16.0% per annum.
(3)	The interest rate for the interest payment due on November 6, 2003 was changed, on a one-time basis, as follows: (i) for the Series A bonds from 15.75% per annum to 16.75% per annum; (ii) for the Series B bonds from 16.0% per annum to 17.0% per annum; and (iii) for the Series C bonds from 15.625% per annum to 16.625% per annum.
(4)	The Series C bonds bore interest at the fixed rate of 15.625% per annum until February 2004; thereafter, such bonds bear interest at a floating rate based on the three-month rate for certificates of Bank Indonesia plus 1.625% per annum, with a ceiling of 18.5% per annum and a floor of 15.0% per annum.
(5)	The Series B bonds may be redeemed prior to maturity by us at 101% of the face amount thereof on the 5th, 10th, 15th, 20th and 25th anniversary of issuance, or put to us at the option of the bondholders at 100% of the face amount thereof at any time if the rating of such bonds falls to “AA-” or lower, or on the 15th, 20th and 25th anniversary of issuance.
(6)	On May 22, 2006, we accessed this facility by drawing down all available amounts in the total amount of US$38,000,000. Once borrowed and repaid, amounts may not be drawn again.
(7)	The revenue-sharing mechanism is calculated by adding the following percentages of satellite and IMM’s Internet revenues for the periods indicated: 6.91% and 10.75% in 2003; 9.34% and 9.02% in 2004; 9.34% and 7.69% in 2005; 9.34% and 6.56% in 2006; and 9.34% and 5.5% in 2007, in each case respectively. The profit-sharing payment was changed on November 5, 2003 on a one-time basis from 16.32% to 17.32%.
(8)	We pay fixed interest payments in the amount of Rp8.6 billion on a quarterly basis.

First Indosat Bonds

On April 12, 2001, we issued our First Indosat Bonds with fixed and floating rates (the “First Indosat Bonds”) in two series, Series A and Series B, with Bank Rakyat Indonesia acting as trustee. The First Indosat Bonds were issued at a total face value of Rp1,000 billion and will mature on April 12, 2006.

The Series A bonds, which have a total face value of Rp827.2 billion, bear a fixed interest rate of 18.5% per annum. The Series B bonds, which have a total face value of Rp172.8 billion, bore a fixed interest rate of 18.5% per annum for the first year, and thereafter, bear a floating rate of interest calculated by the average for five working days of the three-month Indonesian rupiah time deposit interest rate at Bank Mandiri, Bank Central Asia, Bank Negara Indonesia and Bank Danamon, plus 2.25% per annum. The floating interest rate is subject to a maximum rate of 21% per annum and a minimum rate of 16% per annum. Interest on the First Indosat Bonds is paid on a quarterly basis starting July 12, 2001 to April 12, 2006.

The First Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. We agreed to certain covenants in connection with the issuance of the First Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•	a ratio of total debt plus procurement payables to EBITDA not less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each quarterly consolidated financial report, for the years ended December 31, 2004 and 2005 of at least 2.5 to 1.

For the purpose of the First Indosat Bonds, Second Indosat Bonds, Indosat Mudharabah Syari’ah Bonds and Third Indosat Bonds, EBITDA is defined as net income plus interest expense, tax expense, depreciation and amortization expense.

Second Indosat Bonds

On November 6, 2002, we issued our Second Indosat Bonds with fixed and floating rates (the “Second Indosat Bonds”), with Bank Rakyat Indonesia acting as trustee. The Second Indosat Bonds have a total face value of Rp1,075.0 billion. The bonds consist of three series:

•	The Series A bonds, with an original face value of Rp775 billion, bear interest at a fixed rate of 15.75% per annum beginning February 6, 2003. The Series A bonds mature on November 6, 2007.

•	The Series B bonds, with an original face value of Rp200 billion, bear interest at a fixed rate of 16% per annum for 30 years beginning February 6, 2003. We have the right to redeem the Series B bonds, in whole but not in part, at each of the 5th, 10th, 15th, 20th and 25th anniversaries of the issuance of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds have a put right that allows such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds is reduced to “idAA-” or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the issuance of the Series B bonds. The Series B bonds mature on November 6, 2032.

•	The Series C bonds, with an original face value of Rp100 billion, bear interest at a fixed rate at 15.625% per annum for the first year starting February 6, 2003 and bear a floating interest rate for the succeeding years until November 6, 2007. The floating interest rate is determined using the last interest rate for three-month certificate deposits at Bank Indonesia, plus 1.625% per annum. The floating interest rate is subject to a maximum rate of 18.5% per annum and a minimum rate of 15% per annum. The Series C bonds mature on November 6, 2007.

Interest on the Second Indosat Bonds is paid on a quarterly basis as follows:

Series A and C:	February 6, 2003—November 6, 2007

Series B:	February 6, 2003—November 6, 2032

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

Third Indosat Bonds

On October 15, 2003, we issued our Third Indosat Bonds with fixed rate (the “Third Indosat Bonds”) in two series. The Third Indosat Bonds have a total face value of Rp2,500.0 billion. Series A will mature in October 2008 and Series B will mature in October 2010.

The Series A bonds, which have a total face value of Rp1,860.0 billion, bear a fixed interest rate at 12.50% per annum. The Series B bonds, which have a total face value of Rp640.0 billion, bear a fixed interest rate at 12.875% per annum. We have the right to make early payment for all of the Series A bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. We also have the right to make early payment for all of the Series B bonds on the fourth and sixth anniversaries of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price. Interest on the Third Indosat Bonds is paid on a quarterly basis as follows:

Series A:	January 22, 2004—October 22, 2008

Series B:	January 22, 2004—October 22, 2010

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

Fourth Indosat Bonds

On June 21, 2005, we issued our Fourth Indosat Bonds with fixed rate (the “Fourth Indosat Bonds”). The Fourth Indosat Bonds have a total face value of Rp815.0 billion and will mature in June 2011. The interest of the Fourth Indosat Bonds is 12% per annum, payable on a quarterly basis. We have the right to make early payment for all of the bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price.

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

In addition, prior to November 5, 2006, Indosat Finance Company B.V. may redeem up to a maximum of 35% of the original aggregate principal amount, from the proceeds of one or more public equity offerings at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2010 are also redeemable at the option of Indosat Finance Company B.V., in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require Indosat Finance Company B.V. or us to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of Indosat Finance Company B.V. (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of its assets), a holder of the notes has the right to require Indosat Finance Company B.V. to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

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

On January 25, 2006, we completed a consent solicitation in connection with the Guaranteed Notes due 2010. The primary purpose of the consent solicitation was to modify certain covenants related to the Guaranteed Notes due 2010 to those covenants related to the Guaranteed Notes due 2012. By conforming the terms of the Guaranteed Notes due 2010 to the Guaranteed Notes due 2012, we were seeking to achieve increased managed and administrative efficiencies and to modify certain covenants contained in the indenture related to the Guaranteed Notes due 2010 that were more restrictive.

The Guaranteed Notes due 2010 are listed on the Luxembourg Stock Exchange and the Official List of the Singapore Exchange Securities Trading Limited and were rated “B+” by Standard & Poor’s and provisionally rated “B2” by Moody’s at the time of issuance.

Guaranteed Notes due 2012

On June 22, 2005, our finance subsidiary, Indosat International Finance Company B.V., issued 7.125% Guaranteed Notes due 2012, or the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 have a total face value of US$250.0 million and mature on June 22, 2012. The Guaranteed Notes due 2012 bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The Guaranteed Notes due 2012 are redeemable at the option of Indosat International Finance Company B.V. in whole or in part at any time on or after June 22, 2010 at 103.5625%, on or after June 22, 2011 at 101.7813% and on or after June 22, 2012 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, Indosat International Finance Company B.V. may redeem up to a maximum of 35% of the original aggregate principal amount, from the proceeds of one or more public equity offerings at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2012 are also redeemable at the option of Indosat International Finance Company B.V., in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require Indosat International Finance Company B.V. or us to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of Indosat International Finance Company B.V. (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of its assets), a holder of the notes has the right to require Indosat International Finance Company B.V. to repurchase all or any part of such holder’s notes at purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2012.

Indosat received the proceeds of the Guaranteed Notes due 2012 on June 22, 2005 pursuant to an intercompany loan agreement with Indosat International Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes due 2012 that are substantially similar to the covenants described above for the Guaranteed Notes due 2010.

The Guaranteed Notes due 2012 are listed on the Official List of the Singapore Exchange Securities Trading Limited and were rated “BB-” by Standard & Poor’s and provisionally rated “B1” by Moody’s at the time of issuance.

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd, as the original lender, for an export credit facility in the aggregate principal amount of US$38,000,000. The export credit facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The export credit facility has an interest rate of 4.15% per annum, which was calculated reference to the commercial interest reference rate for U.S. dollars. Once amounts under the export credit facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The term facility agreement contains certain financial covenants.

Indosat Syari’ah Mudharabah Bonds

On November 6, 2002, we issued our Indosat Syari’ah Mudharabah Bonds, which contain terms customary for Islamic financing principles, with Bank Rakyat Indonesia acting as trustee. The Indosat Syari’ah Mudharabah Bonds had an original face value of Rp175 billion and mature on November 6, 2007.

Holders of the Indosat Syari’ah Mudharabah Bonds receive revenue sharing income payable on a quarterly basis, calculated according to such holder’s portion of the shared revenue, which refers to our operating revenues or from satellite and Internet services. Holders of the Indosat Syari’ah Mudharabah Bonds are entitled to certain percentages of such operating revenues. The percentage of our satellite operating revenues to which holders of the Indosat Syari’ah Mudharabah Bonds are entitled was fixed at 6.91% per annum for 2003 and increased to 9.34% per annum in 2004 and thereafter, while the percentage of IMM’s operating revenues from Internet services to which holders of the Indosat Syari’ah Mudharabah Bonds are entitled decreases annually from 10.75% per annum in the first year to 5.50% per annum in the final year.

The Indosat Syari’ah Mudharabah Bonds are not secured by any specific assets or guaranteed by other parties. We used the proceeds of such bonds to finance our acquisition of Satelindo. In connection with the issuance of the Syari’ah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in the Second Indosat Bonds.

Syari’ah Ijarah Bonds

On June 21, 2005, we issued our Syari’ah Ijarah Bonds, or the Syari’ah Ijarah Bonds, which contain terms customary for Islamic financing principles, with Bank Rakyat Indonesia acting as trustee. The Syari’ah Ijarah Bonds have a total face value of Rp285.0 billion and mature in June 2011.

Holders of the Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the Syari’ah Ijarah Bonds, which refers to our operating revenues from lease of our Indosat World Link services. Holders of the Syari’ah Ijarah Bonds are entitled to certain percentage of such operating revenues. The total Ijarah Installment Fee, expected to be paid to the holders of the Syari’ah Ijarah Bonds, is Rp34.2 billion per annum. We have the right to make early payment for all of the bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price.

The Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties. In connection with the issuance of the Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in the Second Indosat Bonds.

Syndicated Loan Facility

On October 2, 2003, we entered into a Rp3,165.0 billion syndicated loan facility with Bank Danamon, Bank Bukopin, Bank Mandiri, Bank Central Asia and Bank Negara Indonesia. As of December 31, 2005, the

outstanding balance owed on this facility totaled Rp1,250.0 billion. The floating rate of interest to be paid will be determined by the amount drawn down under such facility. We granted a fiduciary security over our cellular assets with 125% coverage ranking pari passu with other secured creditors in connection with this syndicated loan facility. On March 31, 2005, we amended this syndicated loan facility and agreed to partially prepay the syndicated loan facility in the amount of Rp592.8 billion, and the creditors agreed to release the fiduciary security in its entirety, extend the maturity date and change the interest rate in connection with the facility to become a fixed rate of 9.3% per annum for April 1, 2005 to March 31, 2007 and 10.5% or a reference rate plus margin at 2.5%, whichever is higher, per annum for April 1, 2007 to March 31, 2008.

Lintasarta

Lintasarta’s long-term debt is comprised of certain investment credit facilities from PT Bank Niaga Tbk or Bank Niaga, unsecured convertible bonds and unsecured limited bonds. As of December 31, 2005, the investment credit facility from Bank Niaga totalled Rp124.1 billion, and the outstanding amounts of the bonds totalled Rp36.0 billion.

Investment Credit Facility II

On August 14, 2003, Lintasarta obtained an import sight letter of credit facility and investment credit facility totaling US$10.0 million from Bank Niaga to purchase telecommunications and computer equipment. The import sight letter of credit facility expired on December 31, 2004. Interest on the investment credit facility is calculated by reference to the three-month SBI interest rate plus 2.75% per annum (subsequently amended to such deposit rate plus 3.0% per annum on October 1, 2003). The first repayment of principal on the investment credit facility was due on November 14, 2004, with installments amounting to Rp1.5 billion payable quarterly up to February 14, 2007. As of December 31, 2005, Lintasarta had fully drawn down the investment credit facility. The loan is collateralized by equipment purchased from the proceeds of the credit facilities and receivables from frame relay services. Lintasarta is also required to comply with the same restrictive covenants imposed by the import sight letter of credit facility and investment credit facility.

Investment Credit Facility III

On June 29, 2004, Lintasarta obtained a new credit facility from Bank Niaga for the purchase of telecommunications equipment, computer and other supporting facilities in the total aggregate amount of Rp98.0 billion. The loan bears interest at the three-month time deposit rate guaranteed by Bank Indonesia plus 3.5% per annum. The loan has a grace period for the repayment of principal up to the quarter ended June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005 in the amount of Rp9.8 billion per quarter up to December 29, 2007.

Investment Credit Facility IV

On August 29, 2005, Lintasarta obtained a new credit facility from Bank Niaga in the aggregate amount of Rp45.0 billion for the purchase of telecommunications equipment. The loan from the facility bears interest at the prevailing annual rate for three-month certificates of deposit of Bank Indonesia plus 3.00% per annum. The loan has a grace period for the repayment of principal for 14 months from the date of the loan agreement. The quarterly repayment of principal will start on November 29, 2006 in the amount of Rp4.5 billion per quarter up to February 28, 2009.

The loans from Bank Niaga are collateralized by all equipment purchased from the proceeds of the credit facilities and receivables from frame relay operations. Lintasarta must also obtain written approval from Bank Niaga if (i) the combined ownership of Yayasan Kesejahteraan Karyawan Bank Indonesia and us in Lintasarta shall become less than 51.0% during the facility period, (ii) Lintasarta incurs new debt or (iii) Lintasarta invests more than US$1.0 million, other than investments in Lintasarta’s current business. Lintasarta is also required to maintain certain financial ratios, including maintenance of a debt service coverage ratio of not less than 1.20 to 1.00.

Limited Bonds I

On June 2, 2003, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp40.0 billion including our portion of Rp9.6 billion. Such limited bonds are unsecured and had an initial maturity date of June 2, 2006. The bonds bear interest at the fixed rate of 16% per annum for the first year and floating interest rates for the following years which is based on the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3% margin with a maximum rate of 19% per annum and a minimum rate of 11% per annum. Interest is payable quarterly from September 2, 2003. On June 14, 2006, Lintasarta agreed with the holders to extend the maturity date from June 2, 2006 to June 2, 2009 and the nominal value of the limited bonds became Rp34.9 billion, including our portion of Rp9.6 billion.

Limited Bonds II

On June 14, 2006, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp66.2 billion, including our portion of Rp35.0 billion. The bonds are unsecured and will mature on June 14, 2009. The bonds bear interest at a floating rate determined by reference to the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3% margin with a maximum rate of 19% per annum and a minimum rate of 11% per annum. Interest is payable quarterly from September 14, 2006.

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

Indonesia had an estimated population of approximately 222.61 million people as of 2004, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s GDP has grown significantly from US$152.2 billion in 2000 to US$257.3 billion in 2004 in current U.S. dollars according to the World Bank, which represents a compound annual growth rate of 14.06%. This growth rate compares favorably against the approximately 17.90% and approximately 12.67% GDP growth experienced by Thailand and the Philippines, respectively, during the same period. According to International Monetary Fund estimates, GDP per capita at purchasing power parity has also increased from US$2,868 in 1999 to US$3,703 in 2004.

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

Although cellular penetration is low relative to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 3.12% in 2001 to approximately 13.48% in 2004, a compound annual growth rate of 62.87%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2004, the number of fixed lines was approximately 9.99 million, representing a fixed-line penetration of 4.49%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2004:

	For the year ended December 31, 2004
	Population(1)	Fixed-line penetration(1)	Cellular penetration(1)	GDP per capita(2)(3)
	(millions)			(US$)
Hong Kong	6.92	54.42%	118.77%	30,970
Singapore	4.32	43.20	89.47	26,832
South Korea	48.08	55.31	76.09	19,430
Malaysia	25.58	17.38	57.12	10,552
Thailand	61.97	10.97	44.18	7,919
Philippines	82.65	4.16	39.85	4,675
China	1,299.88	23.98	25.76	6,425
Indonesia	222.61	4.49	13.48	4,163

(1)	Source: International Telecommunications Union estimates, ICT Statistics 2004.
(2)	Source: World Economic Outlook Database, April 2006.
(3)	Gross domestic product per capita at purchasing power parity.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 6.52 million as of December 31, 2001 to approximately 30.0 million as of December 31, 2004, representing an increase in cellular penetration from approximately 3.12% to approximately 13.48%. Despite this rapid growth rate, the cellular penetration rate of 13.48% as of December 31, 2004, is relatively low compared to other countries in the region.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2002	2003	2004	Compound Annual Growth Rate 2002–2004
	(in millions, except percentages)
Indonesian population(1)	212	215	222.61	2.47%
Cellular subscribers(1)	11.7	18.8	30.00	60.13%
Cellular penetration(2)	5.5%	8.7%	13.48%	56.55%

(1)	Source: International Telecommunications Union estimates, ICT Statistics 2004.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The launch of prepaid services in 1998, which have been widely accepted in the Indonesian market, enabled cellular operators to overcome increasing bad debts from the economic crisis, which commenced in mid-1997. Investment continues to increase in the Indonesian cellular telecommunications industry with operators upgrading their networks.

The cellular market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and Excelcomindo. As of December 31, 2005, these nationwide GSM operators collectively held an approximately 88.26% share of the Indonesian cellular market. As of December 31, 2005, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 24.27 million cellular subscribers and an approximately 53.0% GSM market share. We were the second-largest cellular provider with approximately 14.51 million cellular subscribers and an approximately 31.7% GSM market share as of the same date. Excelcomindo, the third-largest provider, had approximately 6.98 million cellular subscribers and an approximately 15.3% GSM market share as of the same date.

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

Although the Government has implemented a licensing system to limit the number of VoIP operators in Indonesia, the Government does not presently control the rates charged to end users of VoIP services. However, the Government has indicated that it intends to regulate such rates in the future, and it is expected that such regulations would limit VoIP tariffs to amounts that represent a maximum discount of approximately 40.0% from the then-current PSTN tariffs.

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

Satellite Services Market

In recent years, competition in the Asia-Pacific satellite market has been intense. Companies in this business compete primarily on coverage power, product offerings and price. On September 6, 2005, the Government issued regulations requiring all telecommunications operators using satellites in connection with the provision of telecommunications services to possess both earth station and space station operating licenses. These operating licenses will be granted only to telecommunications operators with a landing right and on the condition that the radio frequency spectrum used does not cause harmful interference to existing operators. Foreign satellites are allowed to operate in Indonesia if Indonesian telecommunications operators have reciprocal operating rights in such satellite’s country of origin.

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

The Telecommunications Law

The Telecommunications Law became effective on September 8, 2000. The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. The Telecommunications Law outlines the framework and substantive principles for the liberalization of the Indonesian telecommunications industry. The Government implements regulations and guidelines through Government regulations, ministerial decrees or regulations and other directives by Government bodies.

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

The Telecommunications Law grants the Government, through the Minister of Communications, the power to make policies, and to regulate, supervise and control the telecommunications industry in Indonesia. The Minister of Communications has authority over the telecommunications sector in Indonesia, issues regulations pursuant to decrees, issues policies and licenses and formulates tariffs. Effective February 7, 2005, all duties and authority to make policies, rules and regulations regarding the telecommunications industry have been transferred from the Ministry of Communications to the Ministry of Communications and Information Technology. Following this transfer, the Minister of Communications and Information Technology assumed the responsibilities previously held by the Minister of Communications.

On July 11, 2003, the Minister of Communications promulgated the Telecommunications Regulatory Body Decree, pursuant to which the Minister of Communications delegated its authority to regulate, supervise and control the telecommunications sector in Indonesia to the Indonesian Telecommunications Regulatory Body, or the BRTI, while maintaining the authority to formulate policies over the industry. The BRTI first convened in January 2004 and consists of the DGPT, which is a governmental agency, and the Telecommunications Regulatory Committee which consists of seven members, including a chair position held by the Director General of Post and Telecommunications. Members of the Telecommunications Regulatory Committee are appointed by the Minister of Communications and Information Technology. All members of the Telecommunications Regulatory Committee: (i) must be Indonesian citizens; (ii) have professional expertise in telecommunications, information technology, economics, law or any social science; (iii) not have any interests in any of the telecommunications operators; and (iv) not be appointed as a director or commissioner of any of the telecommunications operators.

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

In March 2004, the Government announced a change in USO tariffs from Rp750 for each successful international outgoing or incoming call to 0.75% of gross revenues, less interconnection expenses and bad debts. On July 5, 2005, the Government announced regulations establishing the new USO tariff as 0.75% of gross revenues less interconnection expenses and bad debts and also the mechanism of USO payments.

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

On February 8, 2006, the Government issued new interconnection regulations representing the foundation of the cost-based interconnection regime, replacing the previous revenue-sharing interconnection regime. However, the implementation of such regulations will depend on certain requirements for cost-based interconnection pricing to be approved for all telecommunications operators. Together with other telecommunications operators in Indonesia, we are working with the Government to determine our reference interconnection offer, among other things, and expect the new cost-based interconnection regime to become effective by the end of 2006.

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

Prepaid Cellular Subscriber Registration

On October 28, 2005, the Government began requiring telecommunications operators to register prepaid cellular subscribers. The regulations specified that such registration process must be completed no later than April 28, 2006, which deadline was later extended to June 30, 2006. We have instituted procedures designed to complete the required registration at the initial point of sale and have taken appropriate registration steps for existing prepaid cellular subscribers, although we have not completed the registration process for all prepaid cellular subscribers.

Prepaid cellular subscribers who failed to register by April 28, 2006, were blocked from making outgoing calls and sending SMS messages for a one-month period, after which time they were disconnected permanently. Prepaid cellular subscribers who have completed the registration process, but have not provided adequate supporting documents, must submit such documents by June 30, 2006 and, until the documents have been submitted, cannot make outgoing calls or send SMS messages. If registration has not been completed by June 30, 2006, such subscribers will be disconnected permanently. New prepaid cellular subscribers after April 28, 2006 have been given two weeks from the subscription date to register. If such subscribers fail to register during the initial two-week period, they will be unable to make outgoing calls or send SMS messages for a two-month period after which they will be disconnected permanently.

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

Item 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto for the three years ended December 31, 2003, 2004 and 2005, included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See “—Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” for a summary of certain material differences between Indonesian GAAP and U.S. GAAP as such differences apply to our financial condition and results of operations. Certain amounts (including percentage amounts) have been rounded for convenience.

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

Factors Affecting our Results of Operations and Financial Condition

Our results of operations and financial condition have been affected and will continue to be affected by a number of factors, including the following:

Cellular Subscriber Growth and Usage Patterns

Since the launch of our cellular services in Indonesia, we have recorded cellular subscriber growth each year. Our cellular subscriber base has grown from 5,962,444 subscribers as of December 31, 2003 to 14,512,453 as of December 31, 2005. Operating revenues from cellular services have grown from Rp5,111.9 billion, representing 62.1% of our total operating revenues, in 2003 to Rp8,645.0 billion, representing 74.6% of our total operating revenues, in 2005. This growth has been driven by continued growth in demand for cellular and other telecommunications services in Indonesia, coupled with expansion of our network coverage and capacity and our marketing efforts to attract new subscribers. The number and usage behavior of new cellular subscribers may vary from quarter to quarter, depending in part on the pricing packages we offer during a particular quarter and those offered by our competitors.

Our operating revenues from cellular services have not grown at the same rate as our cellular subscriber numbers, primarily due to a combination of lower usage levels by new cellular subscribers as compared to existing cellular subscribers and decreased usage in late-2005 by certain existing cellular subscribers. In addition, we also experienced higher churn rates among our prepaid cellular subscribers, increased SMS usage and decreased cellular voice traffic relative to the number of cellular subscribers in 2005 as compared to prior periods, despite overall growth in cellular voice traffic and operating revenues from cellular services.

Consistent with industry trends in other countries, as the market penetration for cellular subscribers in Indonesia increases, the usage levels of new subscribers declines. Other factors have contributed to this trend, including increased usage of SMS, rather than voice services, and the tariff packages we have offered to attract such new subscribers. Many new cellular subscribers are younger retail subscribers who typically use SMS heavily, but generate less cellular voice traffic than our existing cellular subscribers. Such cellular subscribers typically have higher price sensitivity and are more likely to switch telecommunications operators based on price and promotional factors.

In the first quarter of 2006, we completed the optimization of our cellular network for Java. In anticipation of increased competition in the major cities of Java by new market entrants, we upgraded and replaced certain existing cellular equipment in Java and re-deployed such cellular equipment to other areas of Indonesia in an attempt to maximize the performance, capacity and quality of our cellular network in the major cities of Java while maintaining extensive cellular network coverage. This initiative resulted, in late 2005, in unanticipated limited periods of lower network performance and quality. During late 2005, we believe certain existing cellular subscribers temporarily decreased usage of our cellular services, thereby resulting in lower growth in operating revenues from cellular services in 2005. As result of new marketing campaigns designed to encourage usage, we expect our operating revenues from cellular services to increase as we continue to expand our network coverage, capacity and quality and add new cellular subscribers.

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

Capital Expenditures

As we continue to expand the coverage, capacity and quality of our network in order to add subscribers, we will need to continue to make significant capital expenditures. From the beginning of 2003 through 2005, we invested a total of Rp17,528.1 billion (US$1,783.1 million) in our various businesses. Under our current capital expenditures program, we plan to invest approximately US$700.0 million in 2006 in capital expenditures for our various businesses. We expect that our internal resources and cash flow from operations will provide sufficient financing for our anticipated capital expenditures. However, we face liquidity risk if certain events occur, including but not limited to, the Indonesian economy growing more slowly than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating. In addition, as we continue to invest in expanding our network coverage, capacity and quality, our depreciation expenses will also increase.

Overview of Operations

The following table sets forth certain segment information with respect to each of our principal products and services for the periods indicated:

	Cellular	Fixed telecommun- ications	MIDI	Other Services	Segment Total
	(Rp. in billions)
As of and for the year ended December 31, 2003 (Restated):(1)
Operating revenues	5,111.9	1,807.7	1,245.8	64.2	8,229.6
Operating income (loss)	1,962.4	422.8	23.8	(61.2)	2,347.9
Depreciation and amortization	1,549.6	159.8	325.6	3.1	2,038.0
Segment assets	15,071.5	1,858.7	2,337.1	177.7	19,445.0
Segment liabilities	10,608.4	1,013.7	702.5	86.0	12,410.6
Capital expenditures for segment assets	3,842.0	140.5	335.2	1.8	4,319.5

As of and for the year ended December 31, 2004:(1)
Operating revenues	7,342.1	1,544.7	1,483.9	59.4	10,430.1
Operating income (loss)	2,438.1	575.7	270.0	(85.7)	3,198.1
Depreciation and amortization	2,209.3	182.0	425.0	2.3	2,818.6
Segment assets	20,490.1	1,803.4	3,003.6	160.6	25,457.6
Segment liabilities	13,861.4	1,069.2	977.6	65.9	15,974.1
Capital expenditures for segment assets	4,611.0	507.6	790.8	1.3	5,910.7

As of and for the year ended December 31, 2005:(1)
Operating revenues	8,645.0	1,250.8	1,694.0	—	11,589.8
Operating income (loss)	2,639.5	615.1	397.3	—	3,651.9
Depreciation and amortization	2,431.4	214.2	434.6	—	3,080.2
Segment assets	28,303.3	1,149.0	3,269.1	—	32,721.4
Segment liabilities	19,857.5	904.5	960.8	—	21,722.9
Capital expenditures for segment assets	6,330.4	306.3	661.2	—	7,297.9

(1)	Segment results and assets include items directly attributable to a segment as well as those results and assets that can be allocated on a reasonable basis. Interest income is not reported by operating segment because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and income tax are also not reported by operating segment because they are not considered in the performance evaluation by our management. Capital expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Operating Revenues

We generate operating revenues primarily by providing cellular, fixed telecommunications (principally international long-distance) and MIDI services. The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the year ended December 31,
	Restated 2003		2004		2005
	(Rp. in billions, except percentages)
Operating revenues:
Cellular	5,111.9	62.1%	7,342.1	70.4%	8,645.0	74.6%
MIDI	1,245.7	15.1	1,483.9	14.2	1,694.0	14.6
Fixed telecommunications	1,807.7	22.0	1,544.7	14.8	1,250.8	10.8
Other	64.3	0.8	59.4	0.6	—	—

Total operating revenues	8,229.6	100.0%	10,430.1	100.0%	11,589.8	100.0%

The principal drivers of our operating revenues for all of our services are usage levels, subscriber numbers and the rates for services. Usage levels for our services are affected by several factors, including continued growth in demand for telecommunications services in Indonesia, the continued development of the Indonesian economy and competition. In 2005, the Government instituted a program requiring the mandatory registration of all prepaid cellular subscribers by all telecommunications operators. We may be unable to complete registration for approximately 10-15% of our prepaid cellular subscribers resulting in service to such subscribers being terminated. Although we believe such subscribers typically represent low-quality subscribers who would likely have comprised a portion of our natural churn rate, the mandatory registration program may slow prepaid cellular subscriber growth in 2006. A significant portion of our operating revenues depend on tariff levels established by the Government; accordingly, any future changes in the Government’s tariff policies could affect our results of operations.

Cellular Services.    We derive our cellular services operating revenues from charges for usage, value-added features, monthly subscription and connection fees, as well as interconnection charges from other telecommunications providers.

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the year ended December 31,
	Restated 2003	2004	2005
	(Rp. in billions)
Usage charges	3,270.7	4,218.8	4,794.1
Value-added features	1,157.4	2,131.0	2,815.2
Interconnection income	482.3	707.6	746.8
Connection fees	49.4	103.6	191.3
Monthly subscription charges	115.8	130.4	21.1
Others	36.3	50.7	76.5

Total cellular services operating revenues	5,111.9	7,342.1	8,645.0

Consistent with domestic and international trends, we have seen an increased usage of value-added features, particularly SMS. A substantial proportion of our cellular subscribers are prepaid subscribers (approximately 95.3% at December 31, 2005). We offer a variety of value-added features to our prepaid subscribers, which has increased cellular services operating revenues from value-added features, in particular SMS and value-added SMS, which allows access to a variety of information, such as horoscopes, sports and business news. We have expanded the value-added features available to prepaid subscribers, including voicemail, GPRS and MMS services. We anticipate that SMS and other value-added features will continue to increase as a proportion of our cellular services operating revenues as we continue to make available new value-added features to our prepaid cellular subscribers.

The number of our cellular subscribers has increased from approximately 5,962,444 as of December 31, 2003 to approximately 9,754,607 and 14,512,453 cellular subscribers as of December 31, 2004 and 2005, respectively, representing a 48.8% increase in 2005 from 2004.

We recognize revenues from usage and monthly subscription charges when our cellular services are provided to the cellular subscribers. We recognize prepaid revenues as follows:

•	revenues from starter pack sales are recognized upon delivery to distributors, dealers or directly to customers; and

•	revenues from pulse reload voucher sales to dealers or customers are recorded as unearned revenue and recognized as revenues upon usage or expiration of the airtime.

We record revenues from interconnection fees with operators on a monthly basis according to the actual recorded traffic for the month. Cellular revenues are presented on a net basis, after interconnection expenses and compensation to value-added service providers.

MIDI Services.    Our MIDI services operating revenues consist primarily of revenues from high-speed leased lines and frame relay services provided by Indosat and Lintasarta, digital data network services provided by Lintasarta, satellite services and Internet services provided by Indosat, IMM and Lintasarta. Operating revenues from MIDI services are comprised of fixed-cost charges for high-speed leased lines and satellite services, or a combination of fixed fees and volume charges for other services. In most instances, a connection fee is charged when the service is installed or location of service is moved. Thereafter, a monthly fee is assessed, together with applicable usage fees calculated according to bandwidth, volume, duration or type of plan. Our satellite lease revenues are subject to the revenue-sharing arrangement under Indosat’s Mudharabah Syari’ah Bonds. See “Item 4: Information on the Company—Principal Indebtedness.” Revenue from leased line services is derived from monthly fixed-cost charges based on the length of the line, the speed and bandwidth capability of the line, the type of line service provided, whether the service site is local or international, and site installation charges.

A substantial portion of our MIDI services operating revenues are denominated in U.S. dollars and is thus affected by fluctuations in the Indonesian rupiah to U.S. dollar exchange rate. Our MIDI services operating revenues have also been affected recently by a number of other factors, including competition from local providers as well as unlicensed international providers, declining tariffs and a shift from leased lines to lower cost services, such as frame relay. We expect such trends to continue but anticipate that the effects will be offset by increased volumes, including increased volumes due to the expansion of our domestic market presence in MIDI services.

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

Fixed Telecommunications Services.    Fixed telecommunications services include international long-distance and fixed wireless services, which we introduced in 2004. International long-distance services, which are comprised of our “001” and “008” IDD services, as well as operator-assisted and value-added services, represented 86.8% of our operating revenues from fixed telecommunications services in 2005 and fixed wireless and fixed line services represented the balance.

International Long-distance Services.    Our international long-distance services operating revenues have two primary sources, incoming call revenues and outgoing call revenues. For most outgoing calls, tariffs are set by the Government, and we receive payments from domestic carriers, including Telkom and other domestic fixed-line and cellular operators. Such payments are denominated and paid in Indonesian rupiah. For incoming calls, we have negotiated accounting rates with foreign telecommunications operators or have implemented a market termination rate-based pricing system, and receive net settlement payments from such carriers. Net settlement payments are generally denominated and paid in currencies other than the Indonesian rupiah, principally the U.S. dollar; accordingly, incoming call revenues are affected by fluctuations in exchange rates between the Indonesian rupiah and other currencies.

Operating revenues from international long-distance services depend on the total minutes and the tariffs and rates charged for such calls. During 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with our foreign telecommunications counterparts, pursuant to which we agreed asymmetric rates for incoming and outgoing calls. Under the accounting rate system, which we still apply for a limited number of foreign telecommunications operators, typically in less-developed countries, the same rate per minute is paid for both incoming and outgoing calls. Under the market termination rate-based pricing system, which we use with most foreign telecommunications operators, we can reduce the rates we pay for outgoing calls to most international destinations by a greater amount than the reduction in prices for calls from such destinations to Indonesia. While this pricing has reduced the prices we receive for incoming calls, we believe that it has improved our margins for international long-distance services overall.

Although we are implementing measures intended to maintain IDD call volumes, we believe that increased competition from Telkom and VoIP providers has reduced IDD call volumes and international long-distance services operating revenues in 2005. We expect usage of VoIP services will continue to increase. To compete with Telkom and VoIP providers and to maximize the use of our network capacity, we have aggressively sought negotiated volume commitments for incoming calls from certain foreign telecommunications operators, resulting in increases in incoming call minutes.

For interconnection with certain cellular operators, we have in place revenue-sharing arrangements, and we record operating revenues from such interconnections on a net basis, after interconnection expenses and after allocations to overseas international carriers. Our domestic interconnection charges with Telkom are determined based on tariffs established by the Government, and we record operating revenues for such interconnections on a gross basis, before interconnection expenses, but after allocations to overseas international carriers. We account for tariff-based interconnection expenses as operating expenses in the year incurred. In February 2006, the Government modified regulations related to interconnection tariffs requiring such tariffs to be based on the cost incurred by an operator. As a result of this regulatory change, we expect to adopt the new system of calculating interconnection tariffs with other telecommunications operators in the second half of 2006.

Fixed Wireless Services.    As of December 31, 2005, we had 271,158 fixed wireless subscribers in five cities in Indonesia. We plan to expand our fixed wireless services to 15 cities with capacity for approximately one million fixed wireless subscribers by the end of 2006. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

Other Services.    Prior to 2005, operating revenues generated by international telex and telegram services, global mobile services and sales of software were categorized as other services operating revenues. In addition to these services and prior to its sale in 2004, PT Sisindosat Lintasbuana, or Sisindosat, contributed operating revenues from the sale of software and such operating revenues comprised substantially all of other services operating revenues. Beginning in 2005 and as a result of the sale of Sisindosat, we discontinued use of this line item and recognized operating revenues from international telex and telegram services and global mobile services as operating revenues from MIDI services.

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

Depreciation and Amortization.    We use the straight-line depreciation method for our property, facilities and equipment over their estimated useful lives, commencing the month after such assets were placed into service and after taking into consideration their estimated residual value. For instance, prior to 2005 submarine cables and switching equipment are depreciated over a period of 15 years, while base station subsystems are depreciated from five to 15 years. Beginning on January 1, 2005, we changed the estimated useful lives of certain of our property and equipment to reflect the effect of the network integration on the useful lives of such equipment and the effect of technological advancements and upgrades. Most of our cellular services assets are now depreciated based on a useful life of ten years as compared to a useful life of eight years for prior periods.

A significant portion of our depreciation expenses relate to our cellular services assets. In 2001 and 2002, our legacy subsidiary, Satelindo, was constrained by covenants in its long-term debt facilities which restricted the amount of capital expenditures it could make. As a result, depreciation expenses did not increase significantly during such periods. Following the release of such covenants during 2002, Satelindo increased its capital expenditures to expand its network coverage and capacity and to improve its network quality, and such expansion has been continued by us. As a result, depreciation expenses began to increase. As we continue to expand and enhance the coverage, capacity and quality of our networks, we expect expenses for depreciation will continue to increase.

Personnel.    Personnel costs include fixed salaries, bonuses, employee income tax, incentives and other employee allowances and outsourcing. Our personnel expenses have increased in recent periods as a result of an increase in post-retirement benefits, incentives and employee allowances as well as wages paid to outsourced employees.

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

Maintenance.    Maintenance expenses include maintenance of our fixed assets, including buildings, submarine cables, telecommunications equipment, office equipment and vehicles. As we continue to expand the coverage and capacity of our cellular and other networks, we expect that maintenance expenses will increase.

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

Other Costs of Services.    Other costs of services expenses include radio frequency licenses, the cost of SIM cards and pulse reload vouchers, rents, utilities and concession fees. Radio frequency licenses represents the largest portion of other costs of services and such license fees are calculated based on actual spectrum usage. Concession fees typically increase with higher cellular subscriber numbers and usage levels as such fees are calculated as a percentage of cellular services operating revenues.

Other Income (Expense)

The major components of our other income (expense) are interest income, gain or loss on foreign exchange—net, amortization of goodwill, financing cost, loss on change in the fair value of derivatives—net. Our financing cost has increased recently as we have increased our long-term debt and bonds payable. Foreign exchange gain or loss has typically been affected by the amount of non-Indonesian rupiah-denominated debt outstanding, accounts receivable from overseas international carriers and the currency of our cash and cash equivalents. We currently hedge a portion of our U.S. dollar-denominated obligations under the Guaranteed Notes due 2010 and the Guaranteed Notes due 2012. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

Taxation

In accordance with Indonesian GAAP, we have adopted the liability method of accounting for income tax. The liability method reflects the tax effects of temporary differences between the financial and tax bases of assets and liabilities as of each reporting date. Future tax benefits, such as tax loss carry-forwards, are also recognized to the extent such benefits are more likely than not to be realized. For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts. Our deferred tax—net has fluctuated over the years ended December 31, 2003, 2004 and 2005 principally as a result of differences between financial and tax reporting.

Net Income

Our net income for the years ended December 31, 2003, 2004 and 2005 does not reflect the growth in operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our net income over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange—net, and loss on change in the fair value of derivatives—net.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of total operating revenues for the periods indicated:

	For the year ended December 31,
	Restated 2003	2004	2005
Operating revenues:
Cellular	62.1%	70.4%	74.6%
MIDI	15.1	14.2	14.6
Fixed telecommunications	22.0	14.8	10.8
Other services	0.8	0.6	—

Total operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Depreciation and amortization	24.8%	27.0%	26.6%
Personnel	12.4	11.6	10.9
Compensation to telecommunications carriers and service providers	8.8	4.9	3.5
Administration and general	6.0	4.5	5.2
Maintenance	3.6	4.5	5.3
Marketing	2.9	3.4	3.1
Leased circuits	1.1	0.9	1.2
Other costs of services	11.8	12.5	12.6
Total operating expenses	71.5	69.3	68.5
Operating income	28.5	30.7	31.5
Other expense—net	(9.7)	(8.4)	(11.2)
Income before income tax and extraordinary item	19.3	22.8	20.3
Income tax benefit (expense)—net	0.2	(6.9)	(6.0)
Extraordinary item	54.7	—	—
Net income	73.9%	15.7%	14.0%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating Revenues

Total operating revenues increased from Rp10,430.1 billion in 2004 to Rp11,589.8 billion in 2005, or 11.1%, primarily as a result of growth in operating revenues from cellular services. During 2005, operating revenues from cellular services increased 17.7% from Rp7,342.1 billion in 2004 to Rp8,645.0 billion in 2005. In 2005, operating revenues from MIDI services increased by Rp210.1 billion, or 14.2%, while operating revenues from fixed telecommunications services decreased by Rp293.9 billion, or 19.0%, in each case compared to 2004. As a result, operating revenues from cellular services represented 74.6% of our total operating revenues for 2005, compared to 70.4% for 2004.

Cellular Services.    In 2005, we recorded cellular services operating revenues of Rp8,645.0 billion, an increase of 17.7% from Rp7,342.1 billion in 2004. Such growth was less than the 48.8% increase in cellular subscribers from 2004 to 2005 primarily due to lower usage levels by new cellular subscribers as compared to existing cellular subscribers and decreased usage in late-2005 by certain existing cellular subscribers.

Usage charges increased by Rp575.3 billion, or 13.6% from 2004, and represented 55.5% of our total cellular services operating revenues. This increase was primarily due to increases in usage resulting from our expanding cellular subscriber base, but was offset by decreased usage on a per subscriber basis. Our usage charges were also impacted by marketing efforts designed to attract new subscribers, including package promotions that offered free domestic roaming and discounted voice tariffs and SMS charges during 2005.

In 2005, cellular services operating revenues generated by value-added features increased by Rp684.2 billion, or 32.1%, compared to 2004. The increase in value-added features resulted primarily from increased SMS and VAS services. As a result, contribution of value-added features to cellular services operating revenues increased from 29.0% in 2004 to 32.6% in 2005. We expect that value-added features charges will continue to increase as a proportion of cellular services operating revenues, as we expand our value-added features offerings.

MIDI Services.    In 2005, operating revenues from MIDI services increased by 14.2% from Rp1,483.9 billion in 2004 to Rp1,694.0 billion in 2005 primarily due to increased IPVPN, Internet and leased lines operating revenues resulting from increased domestic demand for such services. Frame relay services operating revenues are generated by Lintasarta and us and represented the largest component of MIDI services operating revenues. Growth in frame relay services was driven by the wholesale market, including international and domestic high-speed leased lines, and Internet protocol-based services, such as IPVPN. In 2005, MIDI services operating revenues from Internet services increased by Rp101.1 billion due to higher capacity and more dedicated circuits being leased by wholesale customers.

Fixed Telecommunications Services.    Fixed telecommunications services operating revenues decreased by 19.0% to Rp1,250.8 billion in 2005 from Rp1,544.7 billion in 2004. Operating revenues from international long-distance services represented 86.8% of fixed telecommunications services operating revenues in 2005 with the balance generated from our fixed-line and wireless services. Fixed-line and wireless services operating revenues increased by 93.4% from Rp83.1 billion in 2004 to Rp160.6 billion in 2005 primarily due to the increase of our fixed wireless subscriber base.

Total call volume from our “001” and “008” international gateways increased by 12.2% from 859.5 million minutes in 2004 to 964.7 million minutes in 2005. Total incoming traffic increased by 20.5% from 670.8 million minutes in 2004 to 808.0 million minutes in 2005, primarily due to implementation of pricing and volume commitments with several foreign telecommunications operators. Outgoing traffic decreased by 17.0% from 188.7 million minutes in 2004 to 156.6 million minutes in 2005, due primarily to increased competition from other domestic telecommunications operators, including Telkom, and competition from VoIP providers. The decrease in operating revenues from fixed telecommunications services, notwithstanding the increase in total international long-distance call volume, was due to the declining volume of outgoing calls relative to incoming call volume and the continuing decrease in net settlements with foreign telecommunications operators for incoming calls.

Operating Expenses

Operating expenses increased by Rp705.9 billion, or 9.8%, from Rp7,232.0 billion in 2004 to Rp7,937.9 billion in 2005, primarily due to increased operating expenses for depreciation and amortization, personnel, maintenance, marketing and other cost of services, offset in part by a decrease in compensation to telecommunication carriers and service providers.

Depreciation and amortization expenses increased by 9.3% from Rp2,818.7 billion in 2004 to Rp3,080.2 billion in 2005. The increase in depreciation expenses relates primarily to the continued deployment of new cellular equipment in late 2004 and 2005. Typically, there is a time lag of up to several months between when we make capital expenditures and when we begin to depreciate the assets related to such capital expenditures. Beginning on January 1, 2005, we changed the estimated useful lives of certain of our property and equipment to reflect the effect of the network integration on the useful lives of such equipment and the effect of technological advancements and upgrades. Most of our cellular services assets are now depreciated based on a useful life of ten years as compared to a useful life of eight years for prior periods. Such changes partially offset the increased assets subject to depreciation, thereby reducing the increase in depreciation and amortization expenses in 2005 from 2004.

Personnel costs increased by Rp57.3 billion, or 4.7%, from Rp1,207.4 billion in 2004 to Rp1,264.7 billion in 2005, primarily due to increases in incentives and employee allowances and post-retirement benefits. In addition, we increased our use of outsourced employees for ancillary services such as security, customer support and other services for our walk-in centers throughout Indonesia. Such increases in the use of outsourced employees increased our personnel expenses in 2005.

Compensation to telecommunications carriers and service providers, which relates primarily to international long-distance services, decreased from Rp513.4 billion in 2004 to Rp408.4 billion in 2005, representing a 20.5% decrease. This significant decrease was achieved through initiatives to direct traffic through our own network, by interconnecting to the PSTN or other network at the most cost-effective point when carrying a long-distance call as well as the decrease in outgoing traffic resulting from increased competition from other domestic telecommunications operators, including Telkom, and competition from VoIP providers.

Maintenance expenses increased by Rp141.2 billion, or 29.8%, from Rp473.4 billion in 2004 to Rp614.6 billion in 2005, primarily due to increased maintenance expenses for cellular technical equipment (primarily base transceiver stations) associated with additional cellular equipment installed during 2005 and expenses incurred following the expiry of the warranty period for equipment associated with the 2004 roll out.

Administration and general expenses increased by Rp134.7 billion, or 28.6%, from Rp471.3 billion in 2004 to Rp606.0 billion in 2005, primarily due to increased provisions for doubtful accounts for postpaid cellular subscribers in 2005.

Marketing expenses increased by Rp10.2 billion, or 2.9%, from Rp349.8 billion in 2004 to Rp360.0 billion in 2005, due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers and enhance the value of our brands.

Leased circuits expenses increased by Rp44.5 billion, or 45.6%, from Rp97.7 billion in 2004 to Rp142.2 billion in 2005. Leased circuits relate primarily to circuits used in our cellular services and MIDI services. The increase was primarily due to increased domestic demand for our MIDI services, including increased demand for leased lines and broadband Internet capacity.

Other cost of services expenses increased by Rp161.3 billion, or 12.4%, from Rp1,300.4 billion in 2004 to Rp1,461.7 billion in 2005 primarily due to an increase in expenses related to Government levies such as radio frequency, USO and concession fees. Such increases resulted from an expanded number of cellular base stations and cellular services operating revenues in 2005 as well as increased rent and utilities expenses to support our increased property and equipment. These increases were partially offset by an 18.7%, or Rp79.6 billion, decrease in the cost of SIM cards and reload vouchers resulting from a reduction in the average unit prices of such items.

Operating Income

As a result of the above factors, operating income increased by Rp453.8 billion, or 14.2%, from Rp3,198.1 billion in 2004 to Rp3,651.9 billion in 2005.

Other Expenses—Net

Other expenses—net increased by Rp422.4 billion, or 48.2%, from Rp876.8 billion in 2004 to Rp1,299.2 billion in 2005, primarily due to lower gains related to the sale of investments in associated companies and other long-term investments in 2005 as compared to 2004.

In 2004, we recognized a Rp286.2 billion gain on the sale of our investment in PT Mitra Global Telekomunikasi Indonesia, or MGTI, and a Rp110.9 billion gain upon receipt of the final closing proceeds from our sale of our investment in Pramindo Ikat Nusantara. In 2005, we recognized a Rp15.8 billion gain from the sale of shares in Cambodian Indosat Telecommunications S.A. and our sale of shares representing 10% of Patrakom. The reduced gains in 2005 contributed to higher other expenses—net in 2005 as compared to 2004.

We recorded financing costs of Rp1,264.8 billion in 2005 compared to an expense of Rp1,097.5 billion in 2004, representing a 15.2% increase compared to 2004, principally as a result of interest expense relating to additional debt incurred and bonds issued in 2005.

We recorded a loss on change in fair value of derivatives—net of Rp44.2 billion in 2005 compared to Rp170.5 billion in 2004, representing a decrease of 53.1% compared to 2004. The Rp44.2 billion loss in 2005 related to a loss on the change in fair value of interest rate swap contracts that we terminated in 2005. Such loss on the change of fair value was caused by an increase in LIBOR in 2005. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency and Interest Rate Swap Contracts.”

Equity in Net Income of Associated Companies

Equity in net income of associated companies decreased by Rp61.4 billion in 2005 primarily due to the sale of Sisindosat, which became effective on January 7, 2005. Prior to the sale, equity in net income of associated companies had been almost entirely generated by Sisindosat.

Taxation

We recorded income tax expense—net of Rp724.5 billion in 2004 compared to Rp697.9 billion in 2005. Current income tax expenses represented 5.9% of income before income tax and extraordinary item in 2004 and 14.1% in 2005. The increase in current income tax expense—net is primarily due to utilization of the tax loss carry-over in 2004, which lowered income tax expense—net for such year. We recorded income tax expense deferred of Rp583.7 billion in 2004 compared to Rp366.4 billion in 2005, mainly due to the utilization of tax loss carry-over in 2004.

Net Income

Our net income decreased by Rp9.7 billion, or 0.6%, from Rp1,633.2 billion in 2004 to Rp1,623.5 billion in 2005 due to the foregoing factors.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating Revenues

Total operating revenues increased from Rp8,229.6 billion in 2003 to Rp10,430.1 billion in 2004, or 26.7%, primarily as a result of growth in operating revenues from cellular services. During 2004, operating revenues from cellular cervices increased 43.6% from Rp5,111.9 billion in 2003 to Rp7,342.1 billion in 2004. Operating revenues from MIDI services increased by Rp238.2 billion, or 19.1%, while operating revenues from fixed telecommunications services decreased by Rp263.0 billion, or 14.5%, in each case compared to 2003. As a result, cellular services operating revenues represented 70.4% of our total operating revenues for 2004, compared to 62.1% for 2003.

Cellular Services.    For the year ended December 31, 2004, we recorded cellular services operating revenues totaling Rp7,342.1 billion, or an increase of Rp2,230.2 billion from Rp5,111.9 billion in 2003. Usage charges increased by Rp948.1 billion, or 29.0%, compared to 2003 and represented 57.5% of total cellular services revenues, compared to 64.0% in 2003. Although usage charges increased significantly in 2004 compared to 2003, they did not increase at the same rate as the rate of new cellular subscribers as, consistent with industry trends, many of the new subscribers we added were from the retail and middle-income market and had lower monthly usage and higher price sensitivity than cellular subscribers during the early development of the Indonesian market. In addition, our usage charges were affected by our marketing strategy to attract new customers, including package promotions, offering free domestic roaming and discounted voice tariffs and SMS charges during 2004.

Value-added features charges increased by Rp973.6 billion, or 84.1%, compared to 2003 and represented 29.0% of total cellular revenues, compared to 22.6% in 2003. A substantial portion of value-added features are SMS-related, and we expect that value-added features charges will continue to increase as a proportion of cellular revenues, as we expand the number of value-added features.

Interconnection revenues increased by Rp225.3 billion, or 46.7%, primarily as a result of the increase in calls to new cellular subscribers. Connection fees increased by Rp54.2 billion, or 109.7%, principally as a result of the substantial increase in cellular subscribers during the period, together with the impact of reduced discounting of connection fees during 2004.

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

MIDI Services.    Operating revenues from MIDI services increased by Rp238.1 billion, or 19.1%, from Rp1,245.8 billion in 2003 to Rp1,483.9 billion in 2004 due to increased consumer and corporate demand. In particular, growth in frame relay services was driven by the wholesale market, including international and domestic high-speed leased lines, and Internet protocol-based services, such as IPVPN, which are recorded as Internet revenues. Frame relay services operating revenues are generated by Lintasarta and us and are the largest component of MIDI services operating revenues. In 2004, frame relay services contributed Rp373.9 billion, an increase of Rp69.6 billion from 2003. Internet revenues totaled Rp193.7 billion and Rp289.1 billion in 2003 and 2004, respectively. Satellite lease revenues increased slightly, from Rp145.7 billion in 2003 to Rp152.9 billion in 2004.

Fixed Telecommunications Services.    Operating revenues from fixed telecommunications services decreased by Rp263.0 billion, or 14.5%, from Rp1,807.7 billion in 2003 to Rp1,544.7 billion in 2004. Operating revenues from international long-distance services represented 94.2% of fixed telecommunications services operating revenues in 2004 with the balance generated from our fixed wireless services introduced in May 2004.

Total call volume from our “001” and “008” international gateways increased by 0.5% from 855.6 million minutes in 2003 to 859.5 million minutes in 2004. Total incoming traffic increased by 7.8% from 622.4 million minutes in 2003 to 670.8 million minutes in 2004 due in part to our strategy of implementing a market termination rate-based pricing system with several foreign telecommunications operators during 2004, which had the effect of reducing charges for incoming calls as well as generating higher volume commitments from certain foreign telecommunications operators. Outgoing traffic decreased by 19.1% from 233.2 million minutes in 2003 to 188.7 million minutes in 2004, due primarily to increased competition from VoIP service providers and also from competition from Telkom, which began providing IDD services in 2004.

The decrease in operating revenues from fixed telecommunications services, notwithstanding the increase in total international long-distance call volume, was due to declining volume of outgoing calls relative to incoming call volume and the continuing decrease in net settlements with foreign telecommunications operators for incoming calls.

Operating Expenses

Operating expenses increased by Rp1,350.3 billion, or 23.0%, from Rp5,881.7 billion in 2003 to Rp7,232.0 billion in 2004, primarily due to increased operating expenses for depreciation and amortization, personnel, maintenance, marketing and other cost of services, offset in part by a decrease in compensation to telecommunication carriers and service providers.

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

Compensation to telecommunications carriers and service providers, which relates primarily to international long-distance services, decreased from Rp724.2 billion in 2003 to Rp513.4 billion in 2004, representing a 29.1% decrease. This significant decrease was achieved through initiatives to direct traffic through our own network, by interconnecting to the PSTN or other network at the most cost-effective point when carrying a long-distance call. Our ability to direct traffic through our own network has improved significantly as a result of the expanded deployment of our network in late 2003 and 2004, as well as the integration of the legacy Satelindo and IM3 networks with our network.

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

Administration and general expenses decreased by Rp26.7 billion, or 5.3%, from Rp498.0 billion in 2003 to Rp471.3 billion in 2004, primarily due to the standardization of our accounting policy for provisions for doubtful accounts for receivables from other operators, which was applied starting from the second quarter of 2004 as a result of the merger of Satelindo and IM3 with Indosat.

Marketing expenses increased by Rp107.5 billion, or 44.4%, from Rp242.3 billion in 2003 to Rp349.8 billion in 2004, due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers.

Leased circuits expenses increased by Rp6.0 billion, or 6.5%, from Rp91.7 billion in 2003 to Rp97.7 billion in 2004. Leased circuits relate primarily to circuits used in our cellular services and MIDI services. The increase was significantly less than the increases in operating revenues from cellular services and MIDI services, primarily as a result of our ability to increase the use of our own network and circuits, as a result of the integration of the legacy Satelindo and IM3 networks with our network.

Other costs of services expenses increased by Rp333.0 billion, or 34.4%, from Rp967.4 billion in 2003 to Rp1,300.4 billion in 2004. The cost of SIM cards and pulse reload vouchers contributed approximately 32.8% of total other costs of services expenses and was the largest contributor to such item, and reflects the increase in cellular subscribers during the period. The next largest contributor was rental expense of BTS sites, which increased as a direct result of the increased number of BTS sites added during 2004.

Operating Income

As a result of the above factors, operating income increased by Rp850.2 billion, or 36.2%, from Rp2,347.9 billion in 2003 to Rp3,198.1 billion in 2004.

Other Expenses—Net

Other expenses—net increased by Rp81.8 billion, or 10.3%, from an expense of Rp795.0 billion in 2003 to an expense of Rp876.8 billion in 2004, primarily due to increases in financing costs, as well as losses on the change in fair value of derivatives contracts and foreign exchange losses. Such losses were offset by a Rp286.2 billion gain on the sale of our investment in MGTI, a Rp110.9 billion gain upon receipt of the final closing proceeds from our sale of our investment in Pramindo Ikat Nusantara and an increase in interest income.

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

Extraordinary Item

In 2004, we adopted the revised Indonesian Statement of Financial Accounting Standards 38, or SAK 38, resulting in the restatement of our historical 2003 consolidated financial statements for the retrospective recognition of the realized gain to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities Under Common Control” in 2003 because Telkom and Indosat ceased to be under common control following the sale by the Government of a strategic stake in Indosat to ICL as approved by the Ministry of Justice and Human Rights on March 21, 2003. As a result of the adoption of SAK 38, in 2003 we realized a gain on the difference in value from restructuring transactions of entities under common control amounting to Rp4,499.9 billion.

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

Net Income

Our net income decreased by Rp4,448.8 billion, from Rp6,082.0 billion in 2003 to Rp1,633.2 billion in 2004 due to the foregoing factors as well as the restatement of our 2003 audited financial statements following adoption SAK 38.

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

Cash Flows

The following table sets forth certain information concerning our historical cash flows:

	For the years ended December 31,
	2003	2004	2005
	(Rp. in billions)
Net cash flows:
Provided by operating activities	2,919.2	5,989.0	5,416.6
Used in investing activities	(3,820.5)	(4,732.6)	(6,920.2)
Provided by (used in) financing activities	2,579.0	(1,755.7)	2,248.1

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp2,919.2 billion, Rp5,989.0 billion and 5,416.6 billion for the years ended December 31, 2003, 2004 and 2005, respectively. The significant increase in 2004 was primarily due to an increase in cash received from customers totaling Rp2,535.7 billion in 2004, the tax refund totaling Rp1,044.9 billion and a decrease of Rp673.0 billion in taxes paid during 2004. In 2005, we did not record similar extraordinary items and received a significantly smaller refund of taxes of Rp176.4 billion. Despite the lack of such extraordinary items, net cash provided by operating activities increased in 2005 from 2004 primarily due to growth in our cellular services operating revenues.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp3,820.5 billion, Rp4,732.6 billion and Rp6,920.2 billion for the years ended December 31, 2003, 2004 and 2005, respectively. Net cash used in investing activities during such years has been driven primarily by significant increases in property and equipment, totaling Rp3,967.0 billion, Rp5,238.3 billion and Rp6,771.9 billion, respectively, as we expanded our network coverage and capacity. In 2004, we received Rp699.0 billion in proceeds mainly from the sale of our interests in MGTI and Pramindo Ikat Nusantara.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to Rp2,579.0 billion in 2003 and Rp2,248.1 billion in 2005, while net cash used in financing activities amounted to Rp1,755.7 billion in 2004. Net cash provided by financing activities in 2005 related primarily to proceeds from the issuance of the Fourth Indosat Bonds, the Indosat Syari’ah Ijarah Bonds and the Guaranteed Notes due 2012. In 2003, we refinanced indebtedness of our legacy subsidiary, Satelindo, to remove covenants that restricted our ability to invest in our network and also refinanced certain indebtedness of IM3 in order to improve the tenor and cost of our debt profile. We effected the refinancing principally through proceeds from the Guaranteed Notes due 2010, as well as Indonesian rupiah-denominated bonds and a syndicated loan. See “Item 4: Information on the Company—Principal Indebtedness.”

Debt

As of December 31, 2005, we had outstanding borrowings of Rp12,502.3 billion comprised of:

•	loans payable (net of current maturities) of Rp1,308.8 billion;

•	bonds payable (net of unamortized issuance cost, unamortized discount and current maturities) of Rp10,161.9 billion;

•	current maturities of loans payable of Rp49.7 billion; and

•	current maturities of bonds payable of Rp981.9 billion.

The increase in bond payable (net of unamortized issuance cost, unamortized discount and net of current maturities) to Rp10,161.9 billion as of December 31, 2005 was primarily due to the issuance of the Guaranteed Notes due 2012, the Fourth Indosat Bonds and the Indosat Syari’ah Ijarah Bonds in 2005. Our debt to equity ratio increased from 71.9% as of December 31, 2004 to 87.3% as of December 31, 2005. Existing debt agreements provide, among other things, for certain restrictive covenants, including debt service coverage ratio, limitation on total debt and restrictions on liens, sale of assets and merger activities. See “Item 4: Information on the Company—Principal Indebtedness.”

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions. On September 12 and 13, 2005, we repurchased a portion of Series A of the First Indosat Bonds in the principal amount of Rp48.5 billion at a price equal to 101.175% of the principal amount repurchased.

Capital Resources

We believe the proceeds from the issuance of the Fourth Indosat Bonds, the Indosat Syari’ah Ijarah Bonds and the Guaranteed Notes due 2012, together with cash flows from operations, will provide sufficient financing for our anticipated capital expenditures, anticipated debt repayment and interest obligations and other operating needs under our current business plan. However, we face liquidity risk if certain events occur, including but not limited to, the Indonesian economy growing more slowly than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating.

In the event that we cannot finance our planned capital expenditures with internally generated cash flows, we may seek other external sources of funding. Our ability to raise additional debt financing will be subject to certain covenants in our existing indebtedness. We cannot assure you that we will be able to obtain suitable financing arrangements (including vendor or other third-party financing) for our planned capital expenditures. In the event that we are unable to find such additional external funding sources, we may elect to reduce our planned capital expenditures. Such reduction in capital expenditures may have an adverse effect on our operating performance and our financial condition.

Capital Expenditures

Historical Capital Expenditures

From the beginning of 2003 through 2005, we invested a total of Rp17,528.1 billion (US$1,783.1 million) in our various businesses. With these funds, we primarily purchased equipment and services from foreign suppliers in connection with the development of our cellular network. We invested Rp7,297.9 billion (US$742.4 million) during the year ended December 31, 2005, with such investment predominantly focused on expanding our cellular network by increasing our number of base stations and BTS sites to increase our cellular network coverage and capacity. We expect our capital expenditures to be significant in 2006, as we attempt to enhance the capacity, coverage and quality of our existing cellular network and to satisfy demand-driven cellular network expansion targeted in areas with higher population density or cellular subscriber potential.

Capital Expenditures for 2006

Under our capital expenditure program, we plan to invest approximately US$700.0 million in 2006 in capital expenditures for our various businesses.

We intend to allocate our capital expenditures for 2006 as follows:

•	Cellular network investment: We plan to apply a large majority of our capital expenditures to continue expanding the capacity and coverage and enhancing the quality of our cellular network.

•	Other investment: We plan to invest the remainder of our capital expenditures budget over the next two years in non-cellular network areas, including the fixed-access network, as we increase network access for our corporate customers and continue to provide voice, long-distance and MIDI services to them and also make improvements to our backbone.

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

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with Indonesian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and assumptions on historical experience and other factors that are believed to be reasonable under the circumstances. We continually evaluate such estimates and assumptions. Actual results could differ from those estimates under different assumptions or actual conditions. We believe that, of our significant accounting policies, the following may involve a higher degree of judgment or complexity.

Goodwill

Whenever we acquire a subsidiary which is not an entity under common control, any excess of acquisition cost over our interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of the acquisition date is recognized as goodwill. Prior to 2003, we amortized goodwill over a five-year period using the straight-line method. In 2003, we began to amortize goodwill with respect to the acquisition of Satelindo over a 15-year period, based on management’s evaluation of the cellular services business. In relation to this evaluation, management utilized the assessment of an independent appraiser. We perform a goodwill impairment test at least annually, or more often as circumstances require. Impairment loss is recognized as a charge to current operations.

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

Pension Plan and Employee Benefits

Pension costs under our defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Prior service cost is recognized over the estimated average remaining service periods of our employees.

Income Tax

We provide for current tax expense based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as of the balance sheet date.

Summary of Significant Differences between Indonesian GAAP and U.S. GAAP

Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. Given the number and nature of differences between U.S. GAAP and Indonesian GAAP, users of Indonesian GAAP financial statements should never assume that they are at all comparable to financial statements prepared in accordance with U.S. GAAP. A description of these differences between Indonesian GAAP and U.S. GAAP are summarized below and in Notes 43, 44 and 45 to our audited consolidated financial statements, included in this annual report.

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

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. The net foreign exchange losses capitalized under Indonesian GAAP should be reversed for U.S. GAAP purposes. The depreciation relating to the capitalized net foreign exchange loss under Indonesian GAAP should be reversed for U.S. GAAP purposes. There were no net foreign exchange losses capitalized under Indonesian GAAP for the years ended December 31, 2004 and 2005.

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

Further, U.S. GAAP requires capitalization of a parent company’s interest expense to all qualifying expenditures. As a result of this difference, excluding the depreciation difference resulting from interest capitalization, for the years ended December 31, 2004 and 2005, our net income would be Rp229.8 billion and Rp258.9 billion higher under U.S. GAAP, respectively.

Pension Plan

Under Indonesian GAAP, we follow SAK 24 in which there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. Under U.S. GAAP, the accounting for these benefits is governed by SFAS No. 87 (“Employers’ Accounting for Pensions”), which was initially applied in January 1991. Under SFAS No. 87, the transition obligation and past service cost are amortized over average remaining service life of the employees. As a result of this difference, for the years ended December 31, 2004 and 2005, our net income would be Rp15.1 billion and Rp18.9 billion lower under U.S. GAAP, respectively.

Post-retirement Benefits

Prior to 2004, under Indonesian GAAP, there are no strict requirements for recognition of an employer’s liability for healthcare plans granted to employees for the period subsequent to retirement. In July 2004, the Indonesian Institute of Accountants issued SAK 24 (“Employee Benefits”), which regulates the accounting and disclosure for employee benefits and also covers the post-retirement benefits. The initial implementation of this accounting pronouncement should be applied retrospectively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented.

Under U.S. GAAP, we account for these benefits over the estimated service period of our employees based on actuarial assumptions which are similar to those provided by SFAS No. 106 (“Employers’ Accounting for Post-retirement Benefits Other than Pensions”). As a result of this difference, for the years ended December 31, 2004 and 2005, our net income would be Rp0.06 billion higher and Rp1.3 billion lower under U.S. GAAP, respectively.

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

Under Indonesian GAAP, expenses associated with the acquisition of the Government permit to use the land, such as the notary fee and taxes, should be amortized over the period of the right to use the land obtained from the Government which, in our case, is an initial period ranging from approximately 20 to 30 years. Under U.S. GAAP, all costs to acquire the landrights should be amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years. As a result of this difference, for the years ended December 31, 2004 and 2005, our net income would be Rp9.5 billion and Rp10.9 billion lower under U.S. GAAP, respectively.

Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 104 (“Revenue Recognition”), revenue from service connection should be deferred and recognized over the expected term of the customer relationship. As a result of this difference, for the years ended December 31, 2004 and 2005, our net income would be Rp37.5 billion lower and Rp54.1 billion higher under U.S. GAAP, respectively.

Goodwill

Under Indonesian GAAP, goodwill is amortized using the straight-line method over the useful life of the goodwill. Under U.S. GAAP, goodwill is not amortized but is subject to impairment test under SFAS No. 142 (“Goodwill and Other Intangible Assets”). As a result of this difference, for the years ended December 31, 2004 and 2005, our net income would be Rp226.3 billion and Rp226.3 billion higher under U.S. GAAP, respectively.

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

Under U.S. GAAP, we should only record the gain/loss resulting from transactions with previously under-common-control parties starting from the time of the loss of the common-control status. Accordingly, the realized gain from transactions with Telkom prior to the loss of the common-control status on March 15, 2003 credited to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” was reversed under U.S. GAAP. As a result of this difference, for the year ended December 31, 2003, our net income would have been Rp7,411.7 billion lower under U.S. GAAP.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2003, 2004 and 2005, we did not conduct significant research and development activities.

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

E.    OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2005, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2005, we had contractual obligations in the amount of US$884.1 million of foreign currency-denominated contracts and Rp9,432.3 billion of Indonesian rupiah-denominated contracts. The foreign currency-denominated contractual obligations require payments totaling US$334.1 million in 2006, US$300.0 million in 2010 and US$250.0 million in 2012. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp2,940.3 billion in 2006, Rp4,250.3 billion from 2007 through 2008, Rp640.0 billion from 2009 through 2010 and Rp1,601.7 billion in the periods after 2010.

	Payments due by period
	Total		Less than one year		One to three years		Three to five years		Over five years
	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$
	(Rp. in billions and US$in millions)
Contractual obligations:
Loans payable(2)	1,374.2	—	49.7	—	1,324.5	—	—	—	—	—
Bonds payable(1)(2)	5,831.9	550.0	981.9	—	2,910.0	—	640.0	300.0	1,300.0	250.0
Purchase obligations(3)	1,908.7	334.1	1,908.7	334.1	—	—	—	—	—	—
Other non-current liabilities	317.5	—	—	—	15.8	—	—	—	301.7	—

Total contractual cash obligations	9,432.3	884.1	2,940.3	334.1	4,250.3	—	640.0	300.0	1,601.7	250.0

(1)	These amounts have been calculated under the assumption that the options related to any loans payable and bonds are not exercised. See “Item 4: Information on the Company—Principal Indebtedness—Second Indosat Bonds” and “Item 4: Information on the Company—Principal Indebtedness—Third Indosat Bonds.”
(2)	These amounts exclude the related contractual interest obligations.
(3)	These amounts include purchase obligations, which have been recorded in our balance sheets.

Item 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards. For information regarding our employees, see “Item 4: Information on the Company—Employees.”

Board of Commissioners

Our Board of Commissioners consists of nine members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be appointed by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market Supervisory Agency, or Bapepam, and Jakarta Stock Exchange rules, three commissioners have been designated as Independent Commissioners: Lim Ah Doo, Farida Eva Riyanti Hutapea and Soeprapto. As of June 28, 2006, our Board of Commissioners consisted of nine members as listed below:

Name	Age	Commissioner Since	Position
Peter Seah Lim Huat	59	2002	President Commissioner
Lee Theng Kiat	53	2002	Commissioner
Sio Tat Hiang	58	2002	Commissioner
Sum Soon Lim	63	2002	Commissioner
Roes Aryawijaya	54	2002	Commissioner
Setyanto P. Santosa	59	2005	Commissioner
Lim Ah Doo	56	2002	Independent Commissioner
Farida Eva Riyanti Hutapea	56	2004	Independent Commissioner
Soeprapto	59	2005	Independent Commissioner

Set forth below is a short biography of each of our Commissioners.

Peter Seah Lim Huat has been the President Commissioner since December 2002. Mr. Seah is currently a member of the Temasek Advisory Panel and Chairman of Singapore Technologies Engineering Ltd, SembCorp Industries Limited and Singapore Computer Systems Limited. Presently, he sits on the boards of Asia Financial Holdings Pte Ltd, CapitaLand Limited, Chartered Semiconductor Manufacturing Ltd, StarHub Pte Ltd, STATSChipPAC Ltd, PSA International Pte Ltd and Government of Singapore Investment Corporation. He also serves as Deputy Chairman of ST Telemedia, Vice Chairman of Global Crossing Limited and President Commissioner of PT Bank Internasional Indonesia Tbk. Mr. Seah is also the Vice President of the Singapore Chinese Chamber of Commerce & Industry and the Honorary Treasurer of the Singapore Business Federation Council. He was a banker for 33 years before retiring as Vice Chairman and Chief Executive Officer of Overseas Union Bank in September 2001. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

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

Sio Tat Hiang has been a Commissioner since December 2002. Mr. Sio currently serves as the Executive Vice President of ST Telemedia. Mr. Sio has held several positions including Group Treasurer/Director of Strategic Investment of Singapore Technologies Pte Ltd from 1993 to 1997, Vice President of Corporate Finance of Singapore Technologies Holding from 1991 to 1993, Director/Corporate Accounts of Sung Hung Kai Securities Pte Ltd from 1989 to 1991 and Vice President for OCBC Bank from 1987 to 1989. Mr. Sio earned a Bachelor’s degree in Business Administration (Honors) from the University of Singapore in 1970.

Sum Soon Lim has been a Commissioner since December 2002. Currently, Mr. Sum also serves as a Director of Chartered Semiconductor Manufacturing Ltd, Director of ST Telemedia, Director of Green Dot Capital Pte Ltd, Director of Singapore Health Services Pte Ltd, Director of Singapore Press Holdings Ltd. Mr. Sum earned a Bachelor’s degree in Production Engineering from the University of Nottingham, United Kingdom.

Roes Aryawijaya has been a Commissioner since December 2002. He currently serves as the Deputy Minister of State-Owned Enterprises (Mining, Strategic Industry, Energy and Telecommunication). In the past, he has held several positions, including Head of Planning Bureau, Department of Mining and Energy from 1999 to 2000, Commissioner for PT Pertamina (Persero) in 2001, Secretary of Government Commissioner for PT Pertamina (Persero) in 2000, Head of Geothermal Exploration and Production Sub-Directorate from 1994 to 1999 and Head of Natural Gas Refinery and Transportation Sub-Directorate from 1990 to 1991. He earned an MSc degree in Petroleum Economics from the University of New South Wales, Australia, and a degree in Petroleum Engineering from the Bandung Institute of Technology in 1977.

Setyanto P. Santosa has been a Commissioner since June 2005. He currently serves as lecturer on the Faculty of Economics at Padjajaran University. In the past, he has held several positions, including Chief Executive Officer of Telkom from 1992 to 1996, Chief Executive Officer of PT INTI (Indonesian Telecommunications Industry) from 1989 to 1992, President Commissioner of Pacific Satellite Nusantara from 1993 to 1997, Commissioner of Satelindo from 1993 to 1995, Commissioner of Bank Bumi Daya from 1998 to 1999, Deputy Minister for State-Owned Enterprises from 1998 to 2000, Secretary General of the Ministry of Culture and Tourism and Executive Chairman of Indonesia Culture & Tourism Agency from 2002 to 2003, Secretary General of ASEAN Chambers of Commerce and Industry from 1996 to 1998 and a member of the Indonesia People’s Assembly (MPR) from 1998 to 1999. He earned his undergraduate degree from the Faculty of Economics, Padjajaran University, Bandung in 1971 and his master’s degree from Michigan State University, Department of Economics in 1978.

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

Farida Eva Riyanti Hutapea has been an Independent Commissioner since June 2004 and a member of our Audit Committee and our Remuneration Committee since July 2004. Mrs. Eva has served as President Director of PT Usaha Kita Makmur Indonesia since July 2004, Vice President Small, Medium Enterprise and Cooperatives of KADIN Indonesia (Indonesian Chamber of Commerce) since 2004 and a member of the Advisory Board of APINDO (The Employers’ Association of Indonesia) since 2003. In addition, she served as President Director of PT Indofood Sukses Makmur Tbk from June 1999 to June 2004 and as a member of the Good Corporate Governance National Committee from June 2000 to November 2004. Mrs. Eva earned a degree in Economics from the University of Indonesia in 1973.

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

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be appointed by the holder of the one Series A share. As of June 28, 2006, our Board of Directors consisted of nine members as listed below:

Name	Age	Director Since	Position
Kaizad Bomi Heerjee	42	2005	Deputy President Director
Johnny Swandi Sjam	45	2005	Director of Jabotabek & Corporate Sales
Wahyu Wijayadi	48	2003	Director of Marketing
Wityasmoro Sih Handayanto	48	2002	Director of Regional Sales
Raymond Tan Kim Meng	51	2004	Director of Network
Joseph Chan Lam Seng	48	2004	Director of Information Technology
Wong Heang Tuck	38	2004	Director of Finance
S. Wimbo S. Hardjito	50	2005	Director of Corporate Services

Set forth below is a short biography of each of our Directors.

Kaizad Bomi Heerjee has been the Deputy President Director since December 2005. Prior to joining Indosat, he was a Senior Vice President of International Operations & Business Development at ST Telemedia from 2004 to 2005. Prior to joining ST Telemedia, he was the Senior Vice President & Head of Business Market of StarHub, a Singapore info-communications company. Dr. Heerjee was also the Assistant Chief Executive of the Infocomm

Development Authority of Singapore from 2000 to 2003. Dr. Heerjee has also spent over 10 years with Compaq Computers and Digital Equipment Corporation in several senior management, sales and marketing, and technical positions worldwide. Dr. Heerjee received a Doctorate degree in Computer Science from The Dundee Institute of Technology (UK) in 1988 and a Master’s degree in Information Technology from University of Nottingham in 1985.

Johnny Swandi Sjam has been the Director of Jabotabek & Corporate Sales since June 2005. In the past, Mr. Sjam has held several positions, including President Director of PT Sisindosat from 1999 to 2000, President Director of PT Satelindo from 2002 to 2003 and Senior Vice President of PT Indosat from 2003 to 2005. Mr. Sjam earned a Master of Science in Business Administration and Policy from the University of Indonesia, a degree in Industrial Management from the School of Industrial Management, and a degree in Information Technology from the University of Gunadharma.

Wahyu Wijayadi has been the Director of Marketing since February 2005 after serving as the Director of Fixed Communications and MIDI from 2003 to 2005. Currently, Mr. Wijayadi also holds the position of President Commissioner of IMM and Commissioner of PT Aplikanusa Lintasarta. In the past, Mr. Wijayadi has held several positions including General Manager Corporate Secretary of Indosat from 2000 to 2002, General Manager, Jakarta Region of Indosat from 2002 to 2003, President Commissioner of Satelindo from 2001 to 2002, General Manager, Corporate Secretary of Indosat from 2000 to 2002, President Commissioner of Telkomsel from 2000 to 2001 and Operations & Production Director of PT Cipta Televisi Pendidikan Indonesia from 1997 to 2000. Mr. Wijayadi earned a Masters of Business Administration from IPMI in 1989 and a degree in Electrical Engineering from Bandung Institute of Technology in 1982.

Wityasmoro Sih Handayanto has been the Director of Regional Sales since February 2005. In the past, Mr. Handayanto has served as Director of Business Development from 2003 to 2005, Director of Corporate Development from 2002 to 2003, Commissioner of Satelindo and IM3 from 2002 to 2003, General Manager for Business Development of Indosat from 2000 to 2002, Commissioner of PT Aplikanusa Lintasarta from 2001 to 2002, Commissioner of Cambodia Telecommunication Corp. from 2000 to 2002, Director of Marketing & Sales and Development of Lintasarta from 1994 to 2000 and Director of Sisindosat from 1992 to 1993. Mr. Handayanto earned a Masters degree in Business Administration from IPMI in 1989 and a degree in Electrical Engineering from the Bandung Institute of Technology in 1982.

Raymond Tan Kim Meng has been the Director of Network since February 2005 after serving as the Director of Operations and Quality Improvement from 2004 to 2005. In the past, Mr. Tan has held several positions including Senior Vice President Business Development of Indosat from 2002 to 2003, Deputy President Director of PT Satelindo and Director of Procurement in 2003. Prior to joining Indosat, he held senior positions with Nokia, Lucent Technologies, Nortel, Shinawatro DataCom and SingTel. Mr. Tan earned a Bachelor degree in Electrical Engineering (Honors) from the University of Singapore in 1979.

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

On May 30, 2006, Mr. Hasnul Suhaimi delivered a resignation letter to us containing his resignation as President Director (Chief Executive Officer), citing personal reasons. While the President Director position remains vacant, Dr. Kaizad B. Heerjee, our Deputy President Director, is covering the position of President Director, and is entitled to represent the Board of Directors pursuant to Article 11, Paragraph 5 of our Articles of Association, until a successor has been appointed. Mr. Suhaimi ceased to hold the position of President Director on June 8, 2006.

None of our Commissioners or Directors has a service contract with us, nor are any such contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above.

Compensation of Commissioners and Directors

For their services, Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The total compensation expenses recorded for payment to our Commissioners and Directors for 2005 was Rp62.1 billion.

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

Board Practices

Our Board of Commissioners act as our overall supervisory and monitoring body with principal functions including reviewing our development plan, monitoring the performance of our work plan, reviewing and approving the budget, and are to perform their duties, authorities and responsibilities in accordance with the provisions of our Articles of Association and resolutions of the shareholders’ general meeting. Decisions above certain monetary thresholds must be referred by our Board of Directors to our Board of Commissioners or shareholders for their review and approval. In carrying out its supervisory activities, the Board of Commissioners represents the interests of the shareholders and is accountable to our shareholders.

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

The Board of Directors is generally responsible for managing our business in accordance with applicable laws, the Articles of Association and the policies and directives issued by the general meeting of shareholders and the Board of Commissioners. The President Director alone shall have the authority to represent and act on behalf of the Board of Directors and us. If the President Director is absent or unavailable, then the Deputy President Director shall have such authority, or if the Deputy President Director is absent or unavailable, then one of the Directors designated by the President Commissioner, shall have such authority.

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

As of June 28, 2006, the members of our audit committee were Lim Ah Doo (Chairman), Farida Eva Riyanti Hutapea, Soeprapto, Achmad Rivai and Achmad Fuad Lubis. On June 8, 2005, Mohammad Ikhsan was discharged from his position as one of the Independent Commissioners at the Company’s Annual General Meeting of Shareholders and ceased to serve on our Audit Committee, and Soeprapto was appointed as an Independent Commissioner. Achmad Rivai and Achmad Fuad Lubis serve as independent outside members of our Audit Committee pursuant to Bapepam regulations requiring at least two outside persons to serve as members of the Audit Committee. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. As of June 28, 2006, the members of our Remuneration Committee were Sio Tat Hiang (Chairman), Lim Ah Doo and Farida Eva Riyanti Hutapea. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluate potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of June 28, 2006, the members of our Remuneration Committee were Sum Soon Lim (Chairman), Roes Aryawijaya, Setyanto P. Santosa and Sio Tat Hiang. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Share Ownership

As of March 31, 2006, our issued and fully paid capital was divided into one Series A share and 5,356,174,499 Series B shares, each with a par value of Rp100. In addition, the Government, acting through its Ministry of State-Owned Enterprises, owns the one Series A share and has special voting rights. As of March 31, 2006, aside from ICL and the Government, there were no shareholders beneficially owning more than 5% of our outstanding common stock.

The following table sets forth information as of March 31, 2006 regarding (i) persons known to us to own more than 5% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors.

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	ICL	2,171,250,000	40.37
Series B	Government	776,624,999	14.44
Series B	Hasnul Suhaimi	*	*
Series B	Wahyu Wijayadi	*	*
Series B	Wityasmoro Sih Handayanto	*	*
Series B	Raymond Tan Kim Meng	*	*
Series B	Joseph Chan Lam Seng	*	*
Series B	Johnny Swandi Sjam	*	*
Series B	S. Wimbo S. Hardjito	*	*

*	Less than 1%

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

Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of December 31, 2005, our major shareholders were ICL and the Government, acting through the Ministry of State-Owned Enterprises, which together owned 55.04% of our common stock. In addition, the Government holds a special share, the Series A share, and has special voting rights. As of December 31, 2005, aside from ICL and the Government, there were no shareholders beneficially owning more than 5% of our outstanding common stock.

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

As the holder of the one Series A share, the Government has special voting rights. The material rights and restrictions which are applicable to the common stock are also applicable to the one Series A share, except that the Government may not transfer the Series A share and it has veto rights with respect to: (i) increases in our share capital without pre-emptive rights; (ii) mergers, consolidations and acquisitions involving us; (iii) liquidation and dissolution; (iv) amendments to the Articles of Association related to our purposes and objectives and the Series A holder’s veto rights. Certain of the above veto rights were temporarily limited by the Shareholders’ Agreement between the Government and ICL described below to the extent that the Government agreed to vote all of its shares in accordance with the written instructions of ICL on the above matters for a period of one calendar year from effectiveness of the sale to ICL.

ICL

On December 15, 2002, ICL, a subsidiary of STT Communications Ltd, entered into a Share Purchase Agreement and a Shareholders’ Agreement with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as our shareholder. STT Communications Ltd is 100%-owned by ST Telemedia, which is indirectly owned by Temasek Holdings (Private) Limited. Pursuant to the Share Purchase Agreement, the Government agreed to sell, and ICL agreed to purchase, 434,250,000 Series B Shares representing 41.9% of the total outstanding Series B Shares as of the date of such agreements. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002, at which time the Shareholders’ Agreement became effective. After consummation of this sale and purchase, the Government held 155,324,999 Series B Shares, representing 15.0% of the total outstanding Series B Shares. The aggregate purchase price for the Series B Shares acquired by ICL pursuant to the Share Purchase Agreement was Rp5,623,537,500,000 (approximately US$605.3 million). On May 5, 2006, Indonesia Communications PTE. Ltd., or ICLS, informed Bapepam that as of May 4, 2006 it owned 46,340,000 of our Series B shares. ICLS is an affiliate of ICL. ICLS and ICL are both wholly owned subsidiaries of Singapore Technologies Telemedia Pte Ltd. Following such acquisition by ICLS, ICLS and ICL owned an aggregate of 2,217,590,000, or 41.16%, of our Series B shares as of May 4, 2006.

Under the Shareholders’ Agreement, the Government and ICL agreed to vote their respective shares and procure that their respective nominated Directors vote and take all other action necessary in order to give effect to the provisions of the Shareholders’ Agreement. The Government agreed with ICL to discuss how it would vote on resolutions at a shareholders’ meeting relating to certain matters set out in the Shareholders’ Agreement if requested by ICL.

Under the Shareholders’ Agreement, each of the Government and ICL was required to vote its shares and take all other actions necessary or required to elect the Board of Commissioners as follows. They agreed to elect (i) the required number of commissioners nominated by ICL so that such nominees constituted a simple majority of the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government’s holding of Series B Shares was reduced beyond a certain number (the “Residual Shares”) but the Government remained the holder of the Series A Share. The Government and ICL were also required to vote their shares and take all other actions necessary or required to elect to the Board of Directors including (i) the required number of directors nominated by ICL so that such nominees constituted a simple majority of the Board and (ii) two nominees of the Government, save that this number would be reduced to one if the Government’s holding of Series B Shares was reduced to less than the Residual Shares. There were also certain quorum requirements contained in the Shareholders’ Agreement.

ICL was restricted under the Shareholders’ Agreement from transferring any Series B shares acquired from the Government for a period of three years from the purchase of the shares, or December 20, 2005, subject to certain exceptions. Under the Shareholders’ Agreement, the Government was not permitted to transfer any Residual Shares for a period of one year from the purchase of the shares, or December 20, 2003, other than to ICL and to certain affiliates. The Shareholders’ Agreement terminated in accordance with its terms on December 31, 2005.

The Government’s sale to ICL has triggered several demonstrations and protests, including a class action suit lodged by an Indonesian non-governmental organization. The class action suit apparently has the support of a number of prominent political parties and figures in Indonesia. The class action alleges that proper government and parliamentary approvals, as required by the Indonesian constitution, were not obtained for the sale. The Central Jakarta District Court has dismissed the case, and the High Court has also dismissed the appeal made by the plaintiffs. It is uncertain whether this matter will be appealed further. There are only limited precedents with respect to class action suits in Indonesia, and we are unable to assess the validity of the plaintiffs’ claims. As a result, the outcome of the case is uncertain. See “Item 8: Financial Information—Legal Proceedings.”

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and ICL, and entities that are related to or owned or controlled by the Government and ICL. The most significant of these transactions include interconnection agreements and account receivables with Telkom and cash and cash equivalents in the amount of Rp2,890.9 billion deposited in state-owned banks as of December 31, 2005. We also pay approximately 1% of our gross revenues, adjusted for certain items, to the Ministry of Communications and Information Technology as a concession fee. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry—the Telecommunications Law—Fee Regime.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers.

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

Although we are not a named defendant in the suit, we are the subject of a class action suit alleging that proper Government and parliamentary approvals, required by the constitution, were not obtained for the divestment of the Government’s 41.9% stake in us to ST Telemedia. This suit was dismissed by the Central Jakarta District Court, and the High Court has also dismissed the appeal made by the plaintiffs. It is uncertain whether this matter will be appealed further. There are only limited precedents with respect to such suits in Indonesia, and we are unable to assess the validity of the appellants’ claims. As a result, the outcome of this case is uncertain.

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

Dividend Policy

Our shareholders declare dividends at the Annual General Meeting of Shareholders upon the recommendation of our Board of Directors. At our 2003, 2004 and 2005 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 45%, 48% and 49% of our net income for the years ended 2002, 2003 and 2004, respectively, prior to giving effect to the restatement of our 2002 and 2003 audited financial statements. We intend to continue paying dividends, consistent with past practices, amounting to between 30% and 50% of our net income.

Item 9:    THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange (the “JSX”):

	Price per Share
	High	Low
	(in Rp.)
Calendar Year
2001	11,150	7,300
2002	13,650	6,400
2003	15,000	7,250
2004(1)	6,000	3,040
2005(1)	6,400	4,275

Financial Quarter(1)
First Quarter 2004	3,850	3,040
Second Quarter 2004	4,525	3,275
Third Quarter 2004	4,425	4,025
Fourth Quarter 2004	6,000	4,225
First Quarter 2005	6,400	4,750
Second Quarter 2005	5,650	4,275
Third Quarter 2005	5,850	4,900
Fourth Quarter 2005	5,450	5,550
First Quarter 2006	6,100	4,875

Month(1)
December 2005	5,750	5,400
January 2006	6,100	5,500
February 2006	5,800	5,000
March 2006	5,350	4,875
April 2006	5,500	4,900
May 2006	5,800	4,700
June 2006 (through June 26)	4,850	4,050

(1)	As adjusted for the five-for-one stock split approved on March 8, 2004.

On June 26, 2006, the closing price for a share of our common stock was Rp4,250.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange (the “NYSE”).

Price per ADS
	High	Low
(in US$)
Calendar Year
2001	12 13/64	6 51/64
2002	14 13/64	7 11/32
2003	18	8 1/32
2004	33 1/4	17 13/16
2005	34 1/4	20 45/64

Financial Quarter
First Quarter 2004	22 17/128	17 13/16
Second Quarter 2004	26 45/128	18 19/32
Third Quarter 2004	24 15/16	21 23/64
Fourth Quarter 2004	33 1/4	23 59/128
First Quarter 2005	34 1/4	20 45/64
Second Quarter 2005	29 1/32	22 17/32
Third Quarter 2005	29 109/128	23 1/2
Fourth Quarter 2005	29 13/32	24
First Quarter 2005	31 13/16	26 45/64

Month
December 2005	29 13/32	27 73/128
January 2006	31 13/16	29 17/64
February 2006	31 103/128	27 63/128
March 2006	29 3/64	26 45/64
April 2006	30 13/16	27 11/32
May 2006	32 103/128	25 17/32
June 2006 (through June 26)	26 13/64	21 13/16

On June 26, 2006, the closing price for an ADS was US$22 125/128 on the NYSE.

Markets

Our common stock is listed on the JSX and the Surabaya Stock Exchange (the “SSX”). The JSX is the principal non-U.S. trading market for our common stock. In addition, our ADSs, each representing 50 shares of our common stock, are listed on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 Series B shares (as compared to the ten Series B shares previously represented thereby).

The Indonesian Securities Market

Currently, there are two principal stock exchanges in Indonesia. The primary market is the JSX and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp801 trillion at year end 2005 as compared to Rp710 trillion for the SSX. Total trading value on the JSX during 2005 was Rp406 trillion, compared with Rp2.9 trillion on the SSX. Bapepam has announced its intention to merge the JSX and the SSX in an attempt to create a more efficient and transparent system of domestic exchanges.

Overview of the JSX

There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m.

Trading on the JSX is based on an order-driven market system. Investors must contact brokerage companies, or JSX members, that will execute their orders through the JSX trading system, or JATS. Trading on the JSX can only be done by JSX members who are registered as members of the Indonesian Clearing and Guarantee Corporation, or KPEI. A brokerage company may also buy and sell securities for its own account. No limitation of share ownership by foreign investors or foreign institutions exists through direct placement or through trading on the JSX, except for banking institutions, which may only be 99% foreign owned.

Trading is divided into three market segments: regular market, negotiable market, and cash market. The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. With respect to the trading of stock, a round lot consists of 500 shares. The price movements are limited as follows: (i) if the share price is below Rp500, then the price moves in increments of Rp5 with the aggregate daily price movement limited to Rp50; (ii) if the share price is equal to Rp500 or more but less than Rp2,000 then the price moves in increments of Rp10 with the aggregate daily price movement limited to Rp100; (iii) if the share price is equal to Rp2,000 or more but less than Rp5,000, then the price moves in increments of Rp25 with the aggregate daily price movement limited to Rp250; and (iv) if the share price is equal to or exceeds Rp5,000, then the price moves in increments of Rp50 with the aggregate daily price movement limited to Rp500. Orders are processed by computers that carry out matching processes of the outstanding “bids” and “asks” according to price and time priority. Price priority gives priority to buying orders at a lower price or selling orders at a higher price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

Trades in the negotiated market can be completed without using the round lot system and price step rule. JSX members can advertise selling or buying orders through JATS and amend their order by negotiating with another member. The ultimate price is based on agreement, but it is recommended to be based on the stock price on the regular market.

Transactions on the JSX regular market and non-regular market are required to be settled no later than the third trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, they are liable to pay 125% of the highest price of the same securities or the same trading day.

The JSX board of directors may cancel a transaction if proof exists of fraud, manipulation or the use of insider information. The board of directors may also suspend trading if there are indications of bogus transactions or jacking up of share prices, misleading information, use of insider information, counterfeit securities or securities blocked from trading, or other important events.

JSX members may charge fees for their services based on an agreement with their clients. When conducting stock transactions on the JSX, exchange members are required to pay a transaction fee equal to 0.03% of the cumulative transaction value for each month plus an additional 0.01% for cash and regular market transactions guaranteed by KPEI (subject to a minimum transaction fee of Rp2,000,000). The commissions and transaction fees do not include the 10% value-added tax and the 0.1% transaction tax levied on the cumulative value of the sales of the shares.

The Indonesian capital markets are generally less liquid than those in countries with more developed capital markets. This illiquidity is especially pronounced for large blocks of securities. Also, prices in the Indonesian capital markets are typically more volatile than in such other markets. Accordingly, we cannot assure you that a holder of common stock will be able to dispose of common stock at prices or at times at which such holder would be able to do so in more liquid markets or at all. Further, we cannot assure you that a holder of common stock will be able to dispose of common stock at or above such holder’s purchase price.

Trading on the NYSE

The Bank of New York serves as depositary (the “Depositary”) with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of December 31, 2005, 9,534,636 ADSs, representing 8.90% of our common stock, were outstanding in the United States and there were 53 registered owners of ADSs.

Item 10:    ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2005, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,356,174,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5, 356,174,499 Series B shares, or with a total nominal value of Rp535,618,000,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,499,900;

b.	Indonesia Communications Limited, 2,171,250,000 Series B shares with a total value of Rp217,125,000,000; and

c.	the Public, 2,408,164,500 Series B shares with a total nominal value of Rp240,816,450,000.

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

Common Stock

The following is a summary of the material rights and restrictions related to the common stock of Indosat based upon applicable provisions of Indonesian law and provisions of Indosat’s Articles of Association (the “Articles”), which were most recently amended on January 23, 2006 and reported to the Minister of Law and Human Rights of Indonesia on February 15, 2006. This description does not purport to be complete and is qualified by reference to the Articles and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles.

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

As an exception to the above provisions, Indosat, with the approval of a general meeting of shareholders at which the holder of the Series A share attends and approves the resolution, may issue new shares without conducting a limited public offer to shareholders. This issuance may be done provided that this issue is made for a specified number of shares and such shares are issued within a specified period of time in compliance with the Indonesian capital market regulations or under any exemption Indosat may receive therefrom, and the said shares may be sold by Indosat to any person at a price and upon such conditions as may be determined by the Board of Directors, provided that the price is not lower than par value. There are no limitations on the rights of foreign investors to own our common stock.

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

Under Bapepam regulations and Article 13 of our Articles of Association, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of common stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before Indosat was listed and was fully disclosed in the offering documents. A conflict of interest is defined in Bapepam regulations to mean the difference between the common interests of Indosat and its shareholders, on the one hand, and the personal economic interests of the members of the Board of Commissioners, Board of Directors or controlling shareholders (a holder of 25% or more of the issued shares, or less than 25% of the issued shares but having the ability to control us through appointments to the Board of Directors and Board of Commissioners), jointly or severally. A conflict of interest also exists under Bapepam regulations when members of the Board of Commissioners, Board of Directors or a controlling shareholder of Indosat is involved in a transaction in which their personal interests may be in conflict with the interest of Indosat, unless otherwise excepted by Bapepam regulations.

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

Material Contracts

On May 18, 2005, we entered into a First Supplemental Indenture to correct a cross-reference in the indenture, dated as of November 5, 2003, regarding the Guaranteed Notes due 2010. A copy of the First Supplemental Indenture is incorporated by reference to our annual report on Form 20-F as Exhibit 15.1 hereto.

On June 22, 2005, we entered into a Second Supplemental Indenture to add our wholly owned finance subsidiary, Indosat International Finance Company B.V., as a guarantor under the indenture, dated as of November 5, 2003, regarding the Guaranteed Notes due 2010. A copy of the Second Supplemental Indenture is filed as Exhibit 15.2 attached hereto. On the same date, our wholly owned finance subsidiary, Indosat International Finance Company B.V., issued the Guaranteed Notes due 2012, which are guaranteed by us, and entered into an indenture related thereto. A copy of such indenture is incorporated by reference to our annual report on Form 20-F as Exhibit 15.3 hereto.

On May 26, 2005, we entered into an addendum to a trustee agreement (the “Addendum to the Indosat Syari’ah Ijarah Bond Year 2005 Trustee Agreement”) in connection with the issuance of the Syari’ah Ijarah Bonds, which was issued on June 21, 2005. See “Item 4: Information on the Company—Principal Indebtedness—Syari’ah Ijarah Bonds.” A copy of the Addendum to the Indosat Syari’ah Ijarah Bond Year 2005 Trustee Agreement is incorporated by reference to our annual report on Form 20-F as Exhibit 15.4 hereto. In addition, we entered into an addendum to a trustee agreement (the “Addendum to the Indosat Bond IV Year 2005 with Fixed Interest Rate Trustee Agreement”), dated May 26, 2005, in connection with the issuance of the Fourth Indosat Bonds, which was issued on June 21, 2005. See “Item 4: Information on the Company—Principal Indebtedness—Fourth Indosat Bonds.” A copy of the Addendum to the Indosat Indosat Bond IV Year 2005 with Fixed Interest Rate Trustee Agreement is incorporated by reference to our annual report on Form 20-F as Exhibit 15.5 hereto.

On January 25, 2006, we entered into a Third Supplemental Indenture to give effect to the results of a consent solicitation in connection with the Guaranteed Notes due 2010. On the same date, we entered into an Amended and Restated Indenture related to the indenture, dated November 5, 2003 representing US$300,000,000 7.75% Guaranteed Notes due 2010. A copy of each of the Third Supplemental Indenture and the Amended and Restated Indenture is attached as Exhibit 15.6 and Exhibit 15.7, respectively, hereto.

On May 12, 2006, we entered into a Term Facility Agreement and related documentation in connection with a US$38,000,000 export credit facility arranged by ABN Amro Bank N.V., Jakarta Branch with Finnish Export Credit Ltd acting as the original lender. A copy of the Term Facility Agreement is attached as Exhibit 15.8 hereto.

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

U.S. Federal Income Taxation

The following discussion addresses the principal U.S. federal income tax consequences to a U.S. Holder, as defined below, of owning ADSs or shares of common stock. The description below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, the income tax convention between the United States and Indonesia and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of common stock may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. dollar, persons that received ADSs or shares of common stock as compensation for services, persons owning, directly or indirectly, 10% or more of our voting shares, and persons who hold ADSs or shares of common stock as part of a “hedge”, “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the Treasury Regulations thereunder) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not U.S. Holders, the following summary is limited to U.S. Holders who will hold ADSs or shares of common stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of ADSs or shares of common stock.

As used herein, the term “U.S. Holder” means a holder of ADSs or shares of common stock that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. taxation regardless of its source; (iv) certain trusts; or (v) a holder whose income in respect of the ADSs or shares of common stock is subject to U.S. federal income tax on a net income basis.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding ADSs or shares of common stock is urged to consult its own tax advisor.

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

Taxation of Distributions.    Subject to the discussion under “Passive Foreign Investment Company Status” below, for U.S. federal income tax purposes, the amount of a distribution with respect to ADSs or shares of common stock (including any withholding tax deemed to be imposed with respect to such distributions) will be treated as a dividend taxable as ordinary income on the date of receipt by the Depositary or the holder, respectively, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent thereof, and then as a capital gain realized on the disposition of the ADSs or shares of common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such holder’s adjusted tax basis in such ADSs or shares of common stock. Such capital gain will be long-term if the ADSs or shares of common stock have been held longer than one year. U.S. Holders will not be eligible for the dividends received deduction otherwise allowed under the Code for distributions to domestic corporations in respect of distributions on the ADSs or common stock.

For taxable years beginning before January 1, 2011, “qualified dividend income” received by an individual is subject to federal income taxation at rates lower than those applicable to ordinary income. The top federal income tax rate on such qualifying dividends received by an individual is 15%, or 5% for those whose incomes fall in the 10% or 15% brackets. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income” provided that applicable holding period requirements with respect to the ADSs or common stock and other applicable requirements are satisfied by such U.S. Holders. Dividends paid by a foreign corporation that is classified as a passive foreign investment company (“PFIC”) are not “qualified dividend income.” See “—Passive Foreign Investment Company Status” below.

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

Taxation of Capital Gains and Losses.    Subject to the discussion under “Passive Foreign Investment Company Status” below, a U.S. Holder will generally recognize a taxable gain or loss on the sale, exchange or other disposition of ADSs or shares of common stock in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such holder’s adjusted tax basis in such ADSs or shares of common stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of common stock have been held for more than one year. For non-corporate U.S. Holders, the U.S. income tax rate applicable to the net long-term capital gain recognized for a year upon a sale, exchange or other disposition of ADSs or shares of common stock will not exceed 15% for taxable years beginning before January 1, 2011. Deposit and withdrawal of common stock in exchange for ADSs by a U.S. Holder will not result in a realization of gain or loss for U.S. federal income tax purposes.

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

Based upon our existing and anticipated future operations and current assets, we believe that we are not, and anticipate that we will not become in the foreseeable future, a PFIC. If we are not operated in the manner currently anticipated, however, we may be considered a PFIC for the current or for a subsequent year depending upon our actual activities. Furthermore, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for Indonesian tax withheld from dividends or Indonesian tax imposed on capital gains, if any, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several “baskets,” and the credit for foreign taxes on income in any basket is limited to United States federal income tax allocable to that income. In taxable years beginning before January 1, 2007, dividends and capital gains will generally constitute “passive” or “financial services” income, while in taxable years beginning after December 31, 2006, dividends and capital gains will, depending on a U.S. Holder’s particular circumstances, generally constitute “passive” or “general” income. Furthermore, dividends will generally constitute foreign source income and currency gains and capital gains will generally constitute U.S. source income. Capital loss will generally be allocated against U.S. source income. Because capital gains will generally constitute United States source income, as a result of the U.S. foreign tax credit limitation, any Indonesian or other foreign tax imposed upon capital gains in respect of ADSs or shares of common stock may not be currently creditable unless a U.S. Holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket or an election to treat such gain as foreign source income is available. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

If dividends, gain or income with respect to an ADS or share of common stock of a non-U.S. Holder is effectively connected with the conduct of such trade or business (or attributable to a permanent establishment in the United States, in the case of a holder who is a resident of a country which has an income tax treaty with the United States), the non-U.S. Holder may be subject to U.S. income taxes on such dividend, gain or income at the statutory rates provided for U.S. Holders after deduction of deductible expenses allocable to such effectively connected dividend, gain or income. In addition, if such a non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non- U.S. Holder’s country of residence. For this purpose, dividends, gain or income in respect of an ADS or share of common stock will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-U.S. Holder.

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

Item 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of our long-term investments. We do not customarily engage in currency hedging transactions, although we have done so to a limited extent in the past. We convert surplus Indonesian rupiah funds to U.S. dollars on a regular basis in amounts necessary to meet our U.S. dollar expenses. We currently hedge a portion of our obligations under the Guaranteed Notes due 2010 and the Guaranteed Notes due 2012.

Interest Rate Sensitivity

Our principal floating rate debts outstanding as of December 31, 2005 includes: Rp175.0 billion Indosat Syari’ah Mudharabah Bonds and a portion of the Rp1,000.0 billion First Indosat bonds and Rp1,075.0 billion Second Indosat bonds, although the substantial portion of such bonds are fixed rate. See “Item 4: Information on the Company—Principal Indebtedness.”

Because interest under such long-term debt is payable at either three-month time deposits rate plus an applicable margin or three-month SBI rate plus an applicable margin, interest rate exposure primarily results from fluctuations in those rates mentioned above. In addition, as of December 31, 2004 and December 31, 2005, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

The following table provides information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debts and bonds payable, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2005; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on the provisions in the various agreements, including the average interest rate for three-month time deposits available from five state-owned banks on December 31, 2005 plus a margin and the average interest rate for three-month Certificates of Bank Indonesia on December 31, 2005 plus a margin; and (iii) interest rates on long-term deposits and bonds payable in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

	Expected Maturity Date as of December 31,
	Variable Rate (%)	2006	2007	2008	2009	2010	Thereafter	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(Rp. in billion)
Assets:
Time deposits
Rp	4.0-13.0%	1,860.7	—	—	—	—		1,860.7
US$	0.65-5.31%	2,720.3	—	—	—	—		2,720.3
Sub-total		4,581.0	—	—	—	—		4,581.0
Total Assets		4,581.0	—	—	—	—
Liabilities:
Short-term loan
Principal								—
Interest								—

Long-term debts(1)
Rp.
Principal		49.7	58.6	1,265.8	—	—		1,374.2
Interest	9.3-16.3%	133.3	135.5	34.0	—	—		302.8

Bonds payable(1)
Rp.
Principal		981.9	1,050.0	1,860.0	—	640.0	1,300.0	5,831.9
Interest	12.0-21.14%	704.7	623.9	440.2	246.4	232.7	764.7	3,012.6
US$
Principal		—	—	—	—	2,949.0	2,457.5	5,406.5
Interest	7.125-7.75%	403.6	403.6	403.6	403.6	365.6	262.6	2,242.8
Sub-total
Principal		981.9	1,050.0	1,860.0	—	3,589.0	3,757.5	11,238.4
Interest		1,108.4	1,027.6	843.8	650.0	598.2	1,027.3	5,255.4
Total Liabilities		2,273.3	2,271.7	4,003.6	650.0	4,187.2	4,784.8	18,170.8
Net Cash Flows		2,307.7	(2,271.7)	(4,003.6)	(650.0)	(4,187.2)	(4,784.8)	(13,589.8)

(1)	These amounts have been calculated under the assumption that the options related to bonds and long-term debt are not exercised. See “Item 4: Information on the Company—Principal Indebtedness.”

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. To the extent the Indonesian rupiah depreciates further from exchange rates in effect at December 31, 2005, our obligations under such accounts payable would increase in Indonesian rupiah terms. The increases in these obligations would be offset in part by increases in the value of foreign currency-denominated term deposits and by increases in the value of foreign currency accounts receivable. With respect to our foreign currency-denominated bonds payable, to the extent the Indonesian rupiah depreciates further from exchange rates in effect at December 31, 2005, our obligations under our bonds payable would increase in Indonesian rupiah terms.

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

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2005 of Rp9,830 = US$1.00. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Indonesian rupiah in future periods. See “Item 3: Key Information—Risk Factors—Future changes in the value of the Indonesian rupiah against the U.S. dollar or other currencies could adversely affect our business.”

		Expected Maturity Date as of December 31,
	Foreign Currency (in thousands)	2006	2007	2008	2009	2010 and thereafter	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(Rp. in millions)
Assets:
Cash and cash equivalents
US$ denominated	281,796	2,770,055	—	—	—	—	2,770,055
Accounts receivable
US$ denominated	101,378	996,545	—	—	—	—	996,545
Derivative assets
US$ denominated	8,059	79,220	—	—	—	—	79,220
Other current assets
US$ denominated	797	7,835	—	—	—	—	7,835
Due from related parties
US$ denominated	529	5,190	—	—	—	—	5,190
Non-current assets–others
US$ denominated	1,316	12,936	—	—	—	—	12,936
Total Assets	393,875	3,871,781	—	—	—	—	3,871,781

Liabilities:
Accounts payable-trade
US$ denominated	10,001	98,310	—	—	—	—	98,310
Procurement Payable
US$ denominated	177,701	1,746,801	—	—	—	—	1,746,801
Accrued expenses
US$ denominated	26,392	259,433	—	—	—	—	259,433
Derivative liabilities
US$ denominated	1,174	11,540	—	—	—	—	11,540
Bonds payable
US$ denominated	550,000	—	—	—	—	5,406,500	5,406,500
Total Liabilities	765,268	2,116,084	—	—	—	5,406,500	7,522,584
Net Cash Flows	(371,394)	1,755,697	—	—	—	(5,406,500)	(3,650,803)

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Foreign Currency Swap Contracts

During 2004 and 2005, we entered into several foreign currency swap contracts with five separate international financial institutions in an effort to cost-effectively manage our foreign currency exposure and lower our overall funding costs. These contracts include LIBOR-linked foreign currency contracts as well as interest rate swaps with respect to our U.S. dollar and fixed rate interest obligations under the Guaranteed Notes due 2010 and the Guaranteed Notes due 2012. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk, although the substantial portion of such contracts are fixed rate.

During the period from January to November 2004, we entered into foreign currency contracts with respect to an aggregate of US$150.0 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates ranging from Rp8,388 to Rp8,585 per US$1.00 as follows:

•	with respect to an aggregate of US$100.0 million, the spot rates range from Rp8,388 to Rp8,450 per US$1.00, and the maturity dates are October 30, 2010. We pay a premium under such contracts, which is calculated by taking the aggregate of the prevailing 12-month LIBOR plus a margin on the aggregate principal amount. The foreign currency swap contracts with respect to the aggregate of US$100.0 million were terminated in August 2004 and we entered into a new cross-currency swap contract with the counterparty. The spot rate for the new contract is Rp8,406.5 per US$1.00 with a maturity date of November 5, 2010. We pay a premium under such contract, which is the aggregate of the prevailing six-month LIBOR plus a fixed margin of 2.62% per annum. We terminated this contract in May 2005;

•	with respect to an aggregate of US$25.0 million, the spot rate is Rp8,585 per US$1.00, the maturity date is November 5, 2008 and the premium is the aggregate of the prevailing six-month LIBOR plus a fixed margin of 2.6% per annum; and

•	with respect to US$25.0 million, the maturity date was November 5, 2010, the spot rate was (i) Rp9,000 per US$1.00 if the spot rate at maturity date was less than Rp14,000 or (ii) Rp9,000 per US$1.00 plus the excess of actual rate over Rp14,000 if the spot rate at maturity date was higher than Rp14,000. The premium we paid under such contract was 5.0% per annum. We terminated such contract in October 2005.

These contracts had the effect of preserving an Indonesian rupiah to U.S. dollar exchange rate of between approximately Rp8,406.5 and Rp9,000 (or Rp9,000 plus the excess of actual spot rate over Rp14,000) per US$1.00.

During the period from May to November 2005, we entered into foreign currency contracts with respect to an aggregate of US$250.0 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates ranging from Rp8,322.5 to Rp9,800 per US$1.00 as follows:

•	with respect to US$100.0 million, the spot rates is Rp8,322.5 per US$1.00, and the maturity dates are November 5, 2010. We pay a premium under such contracts, which is the aggregate of the prevailing six-month LIBOR plus a fixed margin of 2.62% per annum for US$50.0 million and a fixed rate of 6.96% per annum for US$50.0 million;

•	with respect to US$25.0 million, the spot rate is Rp9,800 per US$1.00, the maturity date is November 5, 2010 and the premium is 4.3% per annum;

•	with respect to US$75.0 million, the spot rate is (i) the lower of Rp9,700 and the lowest daily Rupiah/US$ spot rate in effect from August 22, 2005 to and including June 20, 2012 (lower strike) per

US$1.00 if the Rupiah/US$ spot rate at maturity is lower than or equal to the lower strike plus Rp4,300.00 (upper strike) or (ii) the Rupiah/US$ spot rate in effect on the maturity date minus Rp4,300.00 per US$1.00 if the Rupiah/US$ spot rate on the maturity date is higher than the upper strike. The maturity date is June 22, 2012 and the premium of the contract is 3.28% per annum.

These new swap contracts were structured to include credit-linkage with Indosat as the reference entity and with our bankruptcy, failure to pay on certain of our debt obligations or a restructuring of certain of our debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, our obligations and those of the swap counterparty under these new swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts. We are also considering entering into further swap contracts, some of which may include self-referenced credit linkage similar to that described above in an attempt to hedge the currency or interest rate risks, as applicable, in connection with our other financings, including those relating to the Guaranteed Notes due 2012.

•	with respect to US$25.0 million, the maturity date is June 22, 2012 and the premium is 2.99% per annum. We are not obligated to execute the contract if the spot rate at maturity date is less than Rp9,500. The spot rate is (i) Rp9,500 per US$1.00 if the spot rate on the maturity date is higher than Rp9,500, but less than or equal to Rp14,000 or (ii) Rp9,500 per US$1.00 plus the excess of actual rate over Rp14,000 if the spot rate on the maturity date is higher than Rp14,000; and

•	with respect to US$25.0 million, the spot rate is Rp9,800 per US$1.00, the maturity date is June 22, 2012 and the premium is 5.5% per annum.

However, in the event that the Indonesian rupiah appreciates against the U.S. dollar and LIBOR increases, we would recognize losses on such transactions, which could have an adverse effect on our financial condition, which could be material.

From January to May 2006, we entered into four foreign currency contracts, each in the principal amount of US$25.0 million, with respect to an aggregate amount of US$100.00 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars based upon the agreed spot rate ranging from Rp8,700 to Rp9,450 per US$1.00. The maturity date is June 22, 2012 and we pay a premium under such contracts equal to a fixed rate of 4.78%, 4.15%. 3.75% and 3.45%, respectively.

Interest Rate Swap Contracts

From February to May 2004, we entered into interest rate swap contracts with respect to an aggregate of US$150.0 million under which we exchanged our 7.75% fixed rate obligations for an obligation to pay a LIBOR-based rate plus a margin as follows:

•	with respect to an aggregate of US$100.0 million, we agreed to pay the prevailing six-month LIBOR plus a margin which varies based on an agreed range of LIBOR over specified periods through November 2010. We terminated one of these contracts with respect to US$25.0 million in October 2004 and the other two contracts with respect to an aggregate of US$75.0 million in January and April 2005; and

•

with respect to an aggregate of US$50.0 million, we agreed to pay the prevailing 12-month LIBOR plus a fixed margin of 3.5% over specified periods up to November 5, 2006. We terminated these two contracts in January and May 2005. These contracts had the effect of reducing our interest expenses with respect to the Guaranteed Notes due 2010, but in the event that LIBOR increased beyond the agreed ranges in the contracts (in the case of the aggregate of US$100.0 million contracts) or 12-month

LIBOR increases beyond 4.25% (in the case of the aggregate of US$50.0 million contracts), caused our interest expenses to increase.

In January 2005, we entered into an interest rate swap contract with respect to US$50.0 million under which we exchanged our 7.75% fixed rate obligations for an obligation to pay six-month LIBOR plus a fixed margin of 3.15% per annum over specified periods up to November 5, 2008. In May 2005, we terminated such contract.

In March 2006, we entered into interest rate swap contracts with respect to US$25.0 million under which we exchanged our 7.125% fixed rate obligations for an obligation to pay 4.90% multiplied by a predetermined range accrual factor. The Range Accrual Factor is a percentage of number of days where yield for ten-year United States Treasury Notes exceeds 3.95%. These contracts currently have the effect of reducing our interest expenses with respect to the Guaranteed Notes due 2012, but in the event that the yield for ten-year United States Treasury Notes falls below 3.95%, our interest expenses would increase, and any such increases could have a material adverse effect on our financial condition, results of operations and liquidity position.

Item 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2005, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15:    CONTROLS AND PROCEDURES

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2005, we and our independent public accounting firm, Purwantono, Sarwoko & Sandjaja (formerly Prasetio, Sarwoko & Sandjaja), identified certain material weaknesses associated with our internal control over financial reporting. Effective in 2005, the auditing standard under which independent public accounting firms report internal control deficiencies, Statement on Auditing Standards 325, was amended. Prior to the amendment, significant weaknesses were reported to the management and audit committee and disclosed, as appropriate, as reportable conditions. Following the amendment, independent public accounting firms are required to evaluate internal control deficiencies and categorize identified weaknesses as a “material weakness”, “significant deficiency” or “deficiency”.

We and our independent public accounting firm determined that our process for the preparation of U.S. GAAP financial statements constitutes a deficiency that represents a material weakness in our internal control over financial reporting. Specifically, our unfamiliarity with U.S. GAAP could result in a failure to update accounting policies and procedures for the preparation of the reconciliation between Indonesian GAAP and U.S. GAAP. Our independent public accounting firm also identified material weaknesses in our process to prepare financial statements including disclosure and documentation. We are addressing these issues as a part of our remediation process for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Acting under the supervision and guidance of our Audit Committee and Board of Commissioners, our management continues to improve its accounting policy and procedures manual to support our financial statement closing process in connection with the preparation of U.S GAAP consolidated financial statements. Our management continues to improve our understanding of relevant U.S. GAAP accounting principles and financial reporting responsibilities across all business units through several initiatives, including: (i) participation in U.S. GAAP workshops and training seminars relating to the reconciliation between Indonesian GAAP and U.S. GAAP; (ii) subscription to a U.S. GAAP information website operated by Ernst & Young since September 2004; and (iii) evaluation of the benefits to hiring an outside service provider to support our financial statement closing process for U.S. GAAP consolidated financial statements in future periods.

In addition, our independent public accounting firm identified additional significant deficiencies associated with our financial reporting process. We are currently addressing these issues as a part of our remediation process for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Purwantono, Sarwoko & Sandjaja (formerly Prasetio, Sarwoko & Sandjaja) advised our Audit Committee that such deficiencies did not affect Purwantono, Sarwoko & Sandjaja’s (formerly Prasetio, Sarwoko & Sandjaja) report on our consolidated financial statements as of and for the year ended December 31, 2005 included in this annual report. Moreover, our management believes that none of the internal control deficiencies identified by management and Purwantono, Sarwoko & Sandjaja (formerly Prasetio, Sarwoko & Sandjaja) have had a material effect on our financial condition or results of operations and that our audited financial statements included in this annual report present fairly, in all material respects, the financial condition and results of operations of the company for the financial periods covered by the statements.

As required by Exchange Act Rules 13a-15(b), we have carried out an evaluation, under the supervision and with the participation of our management, of the effectiveness of our disclosure controls and procedures as of December 31, 2005. This evaluation included, among other things, an assessment of the nature and extent of the internal control deficiencies identified by our management and the impact of such items on our disclosure controls and procedures and, where relevant, other procedures designed to mitigate the impact of such deficiencies on our disclosure controls and procedures. Based on that evaluation, our management concluded that our disclosure controls and procedures were effective to ensure to a reasonable assurance level that material information relating to us, including our consolidated subsidiaries, is made known to them. During and after such evaluation, there were no significant changes to our disclosure controls and procedures or in other factors that have materially affected these controls or are reasonably likely to materially affect these controls subsequent to the date of their evaluation, including any corrective actions.

Beginning next year, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal controls report of management in our annual report on Form 20-F. In 2005, we continued our preparations for compliance with Section 404. We believe that as we prepare for compliance with Section 404, we may identify additional deficiencies in our system of internal control over financial reporting. If such additional deficiencies are identified, we will take corrective actions accordingly. Our activities in 2006 are particularly focused on controls issues at the parent level. We cannot assure you that we will be able to complete the documentation, testing and, if appropriate, remediation work necessary to comply with Section 404, or that we or our independent public accountants will not identify material weaknesses in our internal controls.

Item 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that each of Lim Ah Doo and Farida Eva Riyanti Hutapea is an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and that each such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Lim Ah Doo and Farida Eva Riyanti Hutapea, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Commissioners.”

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

Item 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Sarwoko & Sandjaja (formerly Prasetio, Sarwoko & Sandjaja), the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2004 and 2005:

	2004	2005
	(in US$)
Audit fees(1)	686,994	802,211
Audit-related fees(2)	527,733	1,007,921
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	1,214,727	1,810,132

(1)	Audit fees represent fees for professional services provided for the audit of our annual financial statements.
(2)	Audit-related fees primarily consists of fees for performing a limited review of our consolidated financial statements and management training.
(3)	Tax fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.
(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

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

Item 16D:    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17:    FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18:    FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19:    EXHIBITS

(a)	Index to Financial Statements and Schedules

	Independent auditor’s report	F-2
	Consolidated balance sheets as of December 31, 2004 and 2005	F-3
	Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005	F-7
	Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2003, 2004 and 2005	F-9
	Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-12
	Notes to consolidated financial statements	F-14

(b)	Index to Exhibits

1.1	Amended and Restated Articles of Association, dated January 14, 2005(1)

1.2	Notarial Deed No. 122 relating to an amendment to the Articles of Association, dated January 23, 2006

1.3	Amended Articles of Association

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics(2)

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1	First Supplemental Indenture, dated May 18, 2005, related to the Indenture, dated November 5, 2003, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010(1)

15.2	Second Supplemental Indenture, dated June 22, 2005, related to the Indenture, dated November 5, 2003, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010(1)

15.3	Indenture, dated June 22, 2005, by Indosat International Finance Company B.V. representing US$250,000,000 7.125% Guaranteed Notes due 2012(1)

15.4	Addendum to the Indosat Syari’ah Ijarah Bond Year 2005 Trustee Agreement, dated May 26, 2005(1)

15.5	Addendum to the Indosat Bond IV Year 2005 with Fixed Interest Rate Trustee Agreement, dated May 26, 2005(1)

15.6	Third Supplemental Indenture, dated January 25, 2006, related to the Indenture, dated November 5, 2003, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010

15.7	Amended and Restated Indenture, dated January 25, 2006, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010

15.8	Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 29, 2005.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 18, 2004.

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

Date: June 28, 2006

PT INDOSAT TBK

By:	/s/ KAIZAD BOMI HEERJEE
Name: Kaizad Bomi Heerjee
Title: Deputy President Director (Chief Executive Officer)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-5534

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated balance sheets of PT Indosat Tbk and its subsidiaries (“the Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Indonesia, which differ in certain respects from U.S. generally accepted accounting principles (Notes 43, 44 and 45 to the consolidated financial statements).

As described in Note 4 to the consolidated financial statements, in 2004, the Company early adopted Statement of Financial Accounting Standards (“SAK”) 24 (Revised 2004), “Accounting for Employee Benefits”, and SAK 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The 2003 consolidated financial statements have been restated to reflect the retrospective application of those SAKs.

PURWANTONO, SARWOKO & SANDJAJA

(Formerly Prasetio, Sarwoko & Sandjaja)

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

May 18, 2006

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2004	2005	2005 (Note 3)
		Rp	Rp	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2d,5,30	4,010,238	4,717,269	479,885
Short-term investments—net of allowance for decline in value of Rp25,395 in 2004 and Rp33,984 in 2005	2e	1,377	38,998	3,967
Accounts receivable
Trade	2f,17
Related parties
PT Telekomunikasi Indonesia Tbk (“Telkom”)—net of allowance for doubtful accounts of Rp86,884 in 2004 and Rp89,485 in 2005	6,30	166,596	67,595	6,876
Others—net of allowance for doubtful accounts of Rp62,212 in 2004 and Rp61,492 in 2005	30	156,073	108,804	11,069
Third parties—net of allowance for doubtful accounts of Rp375,001 in 2004 and Rp528,314 in 2005	7	987,944	982,351	99,934
Others—net of allowance for doubtful accounts of Rp39,728 in 2004 and Rp34,575 in 2005	2f,30e	18,348	16,316	1,660
Inventories	2g	113,684	203,954	20,748
Derivative assets	2r,33	2,102	79,221	8,059
Advances		88,064	47,728	4,855
Prepaid taxes	8,15	661,655	940,155	95,641
Prepaid expenses	2h,2q,29,30	254,155	295,436	30,054
Other current assets	2d,30,33	112,841	29,165	2,967

Total Current Assets		6,573,077	7,526,992	765,715

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2004	2005	2005 (Note 3)
		Rp	Rp	US$
NON-CURRENT ASSETS
Due from related parties—net of allowance for doubtful accounts of Rp23,089 in 2004 and Rp1,753 in 2005	2f,30	47,953	30,401	3,093
Deferred tax assets—net	2t,15	33,204	44,197	4,496
Investments in associated companies—net of allowance for decline in value of Rp75,212 in 2004 and Rp56,300 in 2005	2i,9	33,134	524	53
Other long-term investments—net of allowance for decline in value of Rp221,567 in 2004 and Rp99,977 in 2005	2i,10	102,157	2,730	278
Property and equipment	2j,2k,2p,11,17,24
Carrying value		27,821,510	35,073,128	3,567,968
Accumulated depreciation		(10,461,076)	(13,409,736)	(1,364,164)
Impairment in value		(117,258)	(98,611)	(10,032)

Net		17,243,176	21,564,781	2,193,772
Goodwill and other intangible assets—net	2c,2l,12	3,012,578	2,682,600	272,899
Long-term receivables	30e	129,671	122,281	12,440
Long-term prepaid pension—net of current portion	2q,29,30	180,183	236,491	24,058
Long-term advances	13,30	290,801	327,351	33,301
Others	2d,2h,17, 30	226,533	248,785	25,310

Total Non-current Assets		21,299,390	25,260,141	2,569,700

TOTAL ASSETS		27,872,467	32,787,133	3,335,415

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2004	2005	2005 (Note 3)
		Rp	Rp	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	30	9,819	—	—
Accounts payable—trade
Related parties	30	21,581	30,462	3,099
Third parties		204,140	163,617	16,645
Procurement payable	14,30	2,049,063	2,609,278	265,440
Taxes payable	2t,15	220,199	205,852	20,941
Accrued expenses	16,24,29,30	759,307	843,206	85,779
Unearned income	2o	602,586	488,694	49,714
Deposits from customers		55,929	26,519	2,698
Derivative liabilities	2r,33	175,420	11,539	1,174
Current maturities of:
Loans payable	2m,17
Related parties	30	168,286	—	—
Third parties		207,135	49,700	5,056
Bonds payable	2m,18	—	981,936	99,892
Other current liabilities		19,345	20,577	2,093

Total Current Liabilities		4,492,810	5,431,380	552,531

NON-CURRENT LIABILITIES
Due to related parties	30	39,061	16,607	1,689
Deferred tax liabilities—net	2t,15	489,074	865,672	88,064
Loans payable—net of current maturities	2m,17
Related parties	30	760,717	630,251	64,115
Third parties		827,362	678,522	69,026
Bonds payable—net of current maturities	2m,18	7,524,083	10,161,905	1,033,764
Other non-current liabilities	30	390,318	511,779	52,063

Total Non-current Liabilities		10,030,615	12,864,736	1,308,721

MINORITY INTEREST	2b	164,450	175,689	17,873

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2004	2005	2005 (Note 3)
		Rp	Rp	US$
STOCKHOLDERS’ EQUITY
Capital stock—Rp100 par value per A share and B share
Authorized—1 A share and 19,999,999,999 B shares
Issued and fully paid—1 A share and 5,285,308,499 B shares in 2004, and 1 A share and 5,356,174,499 B shares in 2005	19	528,531	535,617	54,488
Premium on capital stock	19	880,869	1,178,274	119,865
Difference in value from restructuring transactions of entities under common control	2c,10	—	—	—
Difference in transactions of equity changes in associated companies/subsidiaries	2i	403,812	403,812	41,080
Stock options	2n,20	71,207	90,763	9,233
Difference in foreign currency translation	2b	429	228	23
Retained earnings
Appropriated		33,590	49,922	5,079
Unappropriated		11,266,154	12,056,712	1,226,522

Total Stockholders’ Equity		13,184,592	14,315,328	1,456,290

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		27,872,467	32,787,133	3,335,415

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2003 (As Restated - Note 4)	2004	2005	2005 (Note 3)
		Rp	Rp	Rp	US$
OPERATING REVENUES	2o,30
Cellular	21,35,36,37	5,111,919	7,342,061	8,644,951	879,445
Multimedia, Data Communication, Internet (“MIDI”)	23	1,245,759	1,483,941	1,694,033	172,333
Fixed telecommunication	22,35,36,37	1,807,669	1,544,684	1,250,807	127,244
Other services		64,259	59,420	—	—

Total Operating Revenues		8,229,606	10,430,106	11,589,791	1,179,022

OPERATING EXPENSES	2o
Depreciation and amortization	2j,11,12	2,038,006	2,818,657	3,080,205	313,348
Personnel	2p,2q,20,
	24,29,30	1,022,989	1,207,384	1,264,653	128,652
Maintenance	2j,30	297,097	473,388	614,595	62,522
Administration and general	25,30	497,988	471,347	606,022	61,650
Compensation to telecommunications carriers and service providers	26,30,36	724,193	513,355	408,411	41,547
Marketing		242,337	349,824	360,049	36,628
Leased circuits	30	91,697	97,667	142,210	14,467
Other costs of services	27,30	967,404	1,300,418	1,461,729	148,701

Total Operating Expenses		5,881,711	7,232,040	7,937,874	807,515

OPERATING INCOME		2,347,895	3,198,066	3,651,917	371,507

OTHER INCOME (EXPENSES)	2o
Interest income	30	147,712	187,430	215,103	21,882
Gain on sale of investment in associated companies	9	—	286,204	14,625	1,488
Gain on sale of other long-term investments—net	4,10	—	110,929	1,204	123
Financing cost	2m,17,18, 28,30	(838,666)	(1,097,531)	(1,264,764)	(128,664)
Amortization of goodwill	2l,12	(252,907)	(226,347)	(226,352)	(23,027)
Gain (loss) on foreign exchange—net	2s,6,7	200,050	(66,116)	(79,932)	(8,132)
Loss on change in fair value of derivatives—net	2r,33	—	(170,451)	(44,209)	(4,497)
Others—net		(51,162)	99,085	85,117	8,659

Other Expenses—Net		(794,973)	(876,797)	(1,299,208)	(132,168)

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	2i,9	33,771	61,489	86	9

INCOME BEFORE INCOME TAX AND EXTRAORDINARY ITEM		1,586,693	2,382,758	2,352,795	239,348

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share data)

	Notes	2003 (As Restated - Note 4)	2004	2005	2005 (Note 3)
		Rp	Rp	Rp	US$
INCOME TAX BENEFIT (EXPENSE)	2t,15
Current		(585,570)	(140,902)	(331,541)	(33,727)
Deferred		603,398	(583,652)	(366,383)	(37,272)

Income Tax Benefit (Expense)—Net		17,828	(724,554)	(697,924)	(70,999)

INCOME BEFORE EXTRAORDINARY ITEM AND MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		1,604,521	1,658,204	1,654,871	168,349

EXTRAORDINARY ITEM—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control—net of deferred tax effect of Rp2,943,963	4	4,499,947	—	—	—

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		6,104,468	1,658,204	1,654,871	168,349
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2b	(22,497)	(24,996)	(31,390)	(3,193)

NET INCOME	32	6,081,971	1,633,208	1,623,481	165,156

BASIC EARNINGS PER SHARE	2v,19, 31
Income before extraordinary item		305.56	313.91	309.04	0.03
Extraordinary item		869.13	—	—	—

Net Income Per Share		1,174.69	313.91	309.04	0.03

DILUTED EARNINGS PER SHARE	2v,19, 20,31
Income before extraordinary item		305.17	313.63	309.04	0.03
Extraordinary item		868.04	—	—	—

Net Income Per Share		1,173.21	313.63	309.04	0.03

BASIC EARNINGS PER ADS (50 B shares per ADS)	2v,19,31
Income before extraordinary item		15,277.87	15,695.59	15,452.16	1.57
Extraordinary item		43,456.76	—	—	—

Net Income Per ADS		58,734.63	15,695.59	15,452.16	1.57

DILUTED EARNINGS PER ADS	2v,19,20,31
Income before extraordinary item		15,258.66	15,681.59	15,452.16	1.57
Extraordinary item		43,402.11	—	—	—

Net Income Per ADS		58,660.77	15,681.59	15,452.16	1.57

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah)

	Year Ended December 31, 2003 (As Restated—Note 4)
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
Description								Appropriated	Unappropriated
Balance as of January 1, 2003, as previously reported		517,750	673,075	4,467,740	284,285	—	—	14,528	4,646,024	10,603,402
Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp73,323	4	—	—	—	—	—	—	—	(171,085)	(171,085)

Balance as of January 1, 2003, as restated		517,750	673,075	4,467,740	284,285	—	—	14,528	4,474,939	10,432,317
Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom which was accounted for under the pooling-of-interests method	2i,10	—	—	32,207	—	—	—	—	—	32,207
Reversal of deferred tax liabilities on difference in transaction of equity changes in PT Satelit Palapa Indonesia and PT Bimagraha Telekomindo as a result of the merger	1e,15	—	—	—	119,917	—	—	—	—	119,917
Proportionate five months’ compensation expense relating to Employee Stock Option Program (“ESOP”) Phase I	2n,20	—	—	—	—	24,809	—	—	—	24,809
Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars and Indosat Finance Company B.V. from European euro to rupiah—net of applicable income taxes of Rp132 and Rp3, respectively	2b	—	—	—	—	—	316	—	—	316
Decrease in PT Satelit Palapa Indonesia’s difference in transaction of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International Finance Company B.V. from U.S. dollars to rupiah—net of applicable income tax of Rp167	2b	—	—	—	(390)	—	—	—	—	(390)
Resolution during the Annual Stockholders’ General Meeting on June 26, 2003
Declaration of cash dividend	32	—	—	—	—	—	—	—	(151,318)	(151,318)
Appropriation for reserve fund	32	—	—	—	—	—	—	3,362	(3,362)	—
Adjustment arising from early adoption of SAK 38 (Revised 2004)	4	—	—	(4,499,947)	—	—	—	—	—	(4,499,947)
Net income, as previously reported		—	—	—	—	—	—	—	1,569,967	1,569,967
• Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp5,167	4	—	—	—	—	—	—	—	12,057	12,057
• Adjustment arising from early adoption of SAK 38 (Revised 2004)	4	—	—	—	—	—	—	—	4,499,947	4,499,947

Net income for the year, as restated		—	—	—	—	—	—	—	6,081,971	6,081,971

Balance as of December 31, 2003, as restated		517,750	673,075	—	403,812	24,809	316	17,890	10,402,230	12,039,882

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah)

	Year Ended December 31, 2004
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
Description								Appropriated	Unappropriated
Balance as of January 1, 2004, as previously reported		517,750	673,075	4,499,947	403,812	24,809	316	17,890	6,061,311	12,198,910
• Adjustment arising from early adoption of SAK 24 (Revised 2004)—net of applicable income tax of Rp68,156	4	—	—	—	—	—	—	—	(159,028)	(159,028)
• Adjustment arising from early adoption of SAK 38 (Revised 2004)	4	—	—	(4,499,947)	—	—	—	—	4,499,947	—

Balance as of January 1, 2004, as restated		517,750	673,075	—	403,812	24,809	316	17,890	10,402,230	12,039,882
ESOP:
• Issuance of capital stock resulting from the exercise of ESOP Phase I	2n,19, 20	10,781	207,794	—	—	(49,592)	—	—	—	168,983
• Proportionate seven months’ compensation expense relating to ESOP Phase I and five months’ compensation expense relating to ESOP Phase II	2n,20	—	—	—	—	95,990	—	—	—	95,990
Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars and Indosat Finance Company B.V. from European euro to rupiah—net of applicable income taxes of Rp18 and Rp30, respectively	2b	—	—	—	—	—	113	—	—	113
Resolution during the Annual Stockholders’ General Meeting on June 22, 2004
Declaration of cash dividend	32	—	—	—	—	—	—	—	(753,584)	(753,584)
Appropriation for reserve fund	32	—	—	—	—	—	—	15,700	(15,700)	—
Net income for the year		—	—	—	—	—	—	—	1,633,208	1,633,208

Balance as of December 31, 2004		528,531	880,869	—	403,812	71,207	429	33,590	11,266,154	13,184,592

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah)

	Year Ended December 31, 2005
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
Description								Appropriated	Unappropriated
Balance as of January 1, 2005		528,531	880,869	—	403,812	71,207	429	33,590	11,266,154	13,184,592
ESOP:
• Issuance of capital stock resulting from the exercise of ESOP Phase I and Phase II	2n,19, 20	7,086	297,405	—	—	(71,182)	—	—	—	233,309
• Proportionate seven months’ compensation expense relating to ESOP Phase II	2n,20	—	—	—	—	90,738	—	—	—	90,738
Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars, and of Indosat Finance Company B.V. and Indosat International Finance B.V. from European euro to rupiah—net of applicable income tax benefit of Rp64, Rp19 and Rp3, respectively	2b	—	—	—	—	—	(201)	—	—	(201)
Resolution during the Annual Stockholders’ General Meeting on June 8, 2005
Declaration of cash dividend	32	—	—	—	—	—	—	—	(816,591)	(816,591)
Appropriation for reserve fund	32	—	—	—	—	—	—	16,332	(16,332)	—
Net income for the year		—	—	—	—	—	—	—	1,623,481	1,623,481

Balance as of December 31, 2005		535,617	1,178,274	—	403,812	90,763	228	49,922	12,056,712	14,315,328

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars)

	Notes	2003	2004	2005	2005 (Note 3)
		Rp	Rp	Rp	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers		8,002,123	10,537,812	11,402,721	1,159,992
Interest income		146,190	179,374	215,114	21,883
Refund of taxes	8	—	1,044,853	176,408	17,946
Other income—net		78,151	309,850	254,093	25,849
Cash paid for:
Employees and suppliers		(2,914,426)	(4,063,751)	(4,137,439)	(420,899)
Financing cost		(790,326)	(1,077,747)	(1,166,621)	(118,680)
Taxes		(1,356,438)	(683,481)	(796,369)	(81,014)
Other operating expenses		(246,060)	(257,919)	(531,341)	(54,053)

Net Cash Provided by Operating Activities		2,919,214	5,988,991	5,416,566	551,024

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of other long-term investments	10	185,992	200,038	100,631	10,237
Decrease (increase) in restricted cash and cash equivalents	33e	—	(81,287)	81,288	8,269
Proceeds from sale of subsidiaries	1d	—	—	40,141	4,083
Proceeds from sale of investment in associated companies	9	—	498,713	14,625	1,488
Swap income from interest rate swap contracts	33l - p	—	34,143	9,174	933
Proceeds from sale of short-term investment		51,880	141,580	1,131	115
Proceeds from sale of property and equipment	11	6,147	18,490	463	47
Acquisitions of property and equipment	11	(3,967,014)	(5,238,331)	(6,771,870)	(688,898)
Payment for termination of swap contracts	33e,f,l,p,q	—	—	(187,983)	(19,123)
Swap cost from cross currency swap contracts	33a - k	—	(31,274)	(106,400)	(10,824)
Purchase of short-term investments		(65,437)	(77,677)	(47,341)	(4,816)
Additional advances for purchase of property and equipment		(32,028)	(196,972)	(36,550)	(3,718)
Acquisition of additional investment in a subsidiary	1d	—	—	(17,481)	(1,778)

Net Cash Used in Investing Activities		(3,820,460)	(4,732,577)	(6,920,172)	(703,985)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bonds payable	18	5,018,065	—	3,484,992	354,526
Proceeds from exercise of ESOP Phase I and Phase II	20	—	148,993	233,309	23,734
Proceeds from long-term loans	17	2,327,861	96,200	40,059	4,075
Decrease in restricted cash and cash equivalents		193,956	12,542	11,210	1,140
Cash dividend paid	32	(151,318)	(753,584)	(816,591)	(83,071)
Repayment of long-term loans	17	(3,058,203)	(1,251,580)	(653,579)	(66,488)
Repayment of bonds payable	18	(1,544,507)	—	(51,347)	(5,223)
Repayment of short-term loans		(224,934)	(8,255)	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars)

	Notes	2003	2004	2005	2005 (Note 3)
		Rp	Rp	Rp	US$
Proceeds from short-term loans		18,074	—	—	—

Net Cash Provided by (Used in) Financing Activities		2,578,994	(1,755,684)	2,248,053	228,693

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,677,748	(499,270)	744,447	75,732
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,831,760	4,509,508	4,010,238	407,959
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF A DIVESTED SUBSIDIARY	1d	—	—	(37,416)	(3,806)

CASH AND CASH EQUIVALENTS AT END OF YEAR	5	4,509,508	4,010,238	4,717,269	479,885

DETAILS OF CASH AND CASH EQUIVALENTS:
Cash on hand and in banks		211,922	170,498	136,278	13,864
Time deposits with original maturities of three months or less		4,297,586	3,839,740	4,580,991	466,021

Cash and cash equivalents as stated in the consolidated balance sheets		4,509,508	4,010,238	4,717,269	479,885

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Acquisitions of property and equipment on account credited to procurement payable		292,845	672,328	505,666	51,441
Premium on capital stock		—	49,592	71,182	7,241
Stock options		24,809	46,398	19,556	1,990
Bonus retained for exercise of ESOP Phase I		—	19,990	—	—
Realized gain on difference in value from restructuring transactions of entities under common control	4	4,499,947	—	—	—
Reversal of deferred tax liabilities relating to the merger transaction credited to:
Income tax benefit—deferred		1,142,293	—	—	—
Goodwill		382,403	—	—	—
Difference in transactions of equity changes in associated companies/subsidiaries		119,527	—	—	—
Dividend distribution in the form of convertible bonds/limited bonds		30,436	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

1.	GENERAL

a.	Company’s Establishment

PT Indosat Tbk (“the Company”, formerly PT Indonesian Satellite Corporation Tbk) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

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

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 146 dated October 21, 2005 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No.C-33508 HT.01.04.TH 2005 dated December 16, 2005.

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•	Provision of telecommunications networks and/or services and informatics business

•	Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•	Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training (both locally and overseas)

•	Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect starting on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

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

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunication networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

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

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

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

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc.) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology (Note 41c).

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 5 regional offices located in Jakarta, Medan, Surabaya, Semarang and Makassar.

b.	Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

c.	Employees, Directors and Commissioners

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, (ii) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (iii) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

on the same date, the composition of the Company’s Board of Commissioners as of December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005
President Commissioner	Peter Seah Lim Huat	Peter Seah Lim Huat	Peter Seah Lim Huat
Commissioner	Lee Theng Kiat	Lee Theng Kiat	Lee Theng Kiat
Commissioner	Sio Tat Hiang	Sio Tat Hiang	Sio Tat Hiang
Commissioner	Sum Soon Lim	Sum Soon Lim	Sum Soon Lim
Commissioner	Roes Aryawijaya	Roes Aryawijaya	Roes Aryawijaya
Commissioner	Umar Rusdi	Umar Rusdi	Setyanto P. Santosa
Commissioner	Lim Ah Doo *	Lim Ah Doo *	Lim Ah Doo *
Commissioner	Achmad Rivai *	Eva Riyanti Hutapea *	Eva Riyanti Hutapea *
Commissioner	Soebagijo Soemodihardjo *	Mohammad Ikhsan *	Soeprapto S.IP *

*	Independent Commissioner

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 26, 2003 which is notarized under Deed No. 89 of Poerbaningsih Adi Warsito, S.H. on the same date, (ii) Stockholders’ Extraordinary Meeting held on September 30, 2004 which is notarized under Deed No. 144 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (iii) Stockholders’ Extraordinary Meeting held on December 22, 2005 which is notarized under Deed No.199 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Directors as of December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005
President Director	Widya Purnama	—*	Hasnul Suhaimi
Deputy President Director	Ng Eng Ho	Ng Eng Ho	Kaizad Bomi Heerjee
Planning and Project Development Director	—	—	Wityasmoro Sih Handayanto
Consumer Market Director	—	—	Johnny Swandi Sjam
Corporate Market Director	—	—	Wahyu Wijayadi
Finance Director	Nicholas Tan Kok Peng	Wong Heang Tuck	Wong Heang Tuck
Corporate Services Director	Sutrisman	Sutrisman	S. Wimbo S. Hardjito
Network Operation and Quality Management Director	—	—	Raymond Tan Kim Meng
Information Technology Director	—	Joseph Chan Lam Seng	Joseph Chan Lam Seng
Business Development Director	Wityasmoro Sih Handayanto	Wityasmoro Sih Handayanto	—
Cellular Marketing Director	Hasnul Suhaimi	Hasnul Suhaimi	—
Fixed Telecom and MIDI Director	Wahyu Wijayadi	Wahyu Wijayadi	—
Operation and Quality Improvement Director	—	Raymond Tan Kim Meng	—

*	In the absence of a President Director, the tasks of the President Director were carried out by the Deputy President Director.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 6,330, 7,820 and 8,137 employees, including non-permanent employees, as of December 31, 2003, 2004 and 2005, respectively.

d.	Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				2003	2004	2005
Satelindo International Finance B.V.	Amsterdam	Finance	1996	100.00	100.00	100.00
Indosat Finance Company B.V.	Amsterdam	Finance	2003	100.00	100.00	100.00
Indosat International Finance Company B.V.	Amsterdam	Finance	2005	—	—	100.00
Indosat Singapore Pte. Ltd.	Singapore	Telecommunication	2005	—	—	100.00
PT Indosat Mega Media	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Satelindo Multi Media	Jakarta	Multimedia	1999	99.60	99.60	99.60
PT Aplikanusa Lintasarta	Jakarta	Data Communication	1989	69.46	69.46	72.36
PT Artajasa Pembayaran Elektronis	Jakarta	Telecommunication	2000	45.15	45.15	39.80
PT Sisindosat Lintasbuana*	Jakarta	Information Technology	1990	96.87	96.87	—
PT Asitelindo Data Buana*	Jakarta	Multimedia	1997	49.40	49.40	—

	Total Assets (Before Eliminations)
Name of Subsidiary	2003	2004	2005
Satelindo International Finance B.V.	6,791	8,002	8,526
Indosat Finance Company B.V.	2,569,853	2,820,797	2,984,732
Indosat International Finance Company B.V.	—	—	2,462,039
Indosat Singapore Pte. Ltd.	—	—	—
PT Indosat Mega Media	372,339	450,288	523,014
PT Satelindo Multi Media	10,699	11,187	10,690
PT Aplikanusa Lintasarta	644,997	798,273	876,201
PT Artajasa Pembayaran Elektronis	60,218	73,964	73,627
PT Sisindosat Lintasbuana*	162,305	159,230	—
PT Asitelindo Data Buana*	9,822	9,822	—

*	Sold in January 2005

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo”—see Note 1e) from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions. Following such repayment of all borrowings, this company is now in the process of voluntary liquidation. Based on the Resolution of Shareholder on May 3, 2005, the liquidation process is effective starting June 1, 2005. As of December 31, 2005, such liquidation has not yet been finalized.

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 18).

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (The Netherlands) on April 27, 2005. IIFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 18).

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

On December 21, 2005, the Company entered into a Sale and Purchase Agreement, whereby the Company agreed to purchase 2.90% equity interest in Lintasarta from Dana Pensiun Bank Negara Indonesia (“DPBNI”) for Rp17,480. Such purchase of equity interest, which resulted in the recognition of goodwill (Note 12), increased the Company’s ownership in Lintasarta from 69.46% to 72.36%.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

On June 21, 2005, Lintasarta sold a portion of its ownership in APE to Yayasan Kesejahteraan Karyawan Bank Indonesia (“YKKBI”) for Rp7,250, resulting in the decrease of Lintasarta’s equity interest in APE from 65% to 55%.

Indosat Singapore Pte. Ltd. (“ISP”)

ISP was incorporated in Singapore on December 21, 2005. It shall engage in telecommunication services.

PT Sisindosat Lintasbuana (“Sisindosat”, which changed its name to PT Sisindokom Lintasbuana or “Sisindokom” in May 2005)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products. The Company initially had 95.64% equity interest in Sisindosat, which had 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000. On January 7, 2005, the Company and Astel closed the transaction on the sale and purchase.

On January 14, 2005, based on the CSPA, the Company paid Rp2,109 to Astel for termination of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

On January 25, 2005, the Company received the payment amounting to Rp32,891 (net of Rp5,000 previously received on August 27, 2004 as a bidding deposit) for the sale.

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

Since the Company sold its investment in Sisindosat on January 7, 2005 (see above), the Company no longer has indirect investment in Asiatel.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

e.	Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 are as follows:

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

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.	Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its Subsidiaries as follows:

	Equity Interest (%)
	2003	2004	2005
SIB	100.00	100.00	100.00
IFB	100.00	100.00	100.00
IIFB	—	—	100.00
ISP	—	—	100.00
IMM	99.85	99.85	99.85
SMM	99.60	99.60	99.60
Lintasarta	69.46	69.46	72.36
Sisindosat	96.87	96.87	—	*

*	sold in January 2005

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary which was 65%-owned in 2003 and 2004 and reduced to become 55%-owned in 2005) and Asiatel (Sisindosat’s 51%-owned subsidiary in 2003 and 2004). The accounts of APE in 2003, 2004 and 2005 and of Asiatel in 2003 and 2004 were consolidated because their financial and operating policies were controlled by Lintasarta and Sisindosat, respectively.

The accounts of SIB, IFB, IIFB and ISP were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of SIB, IFB, IIFB and ISP are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.	Accounting for Acquired Businesses

Prior to 2004, for acquisitions accounted for under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities acquired were combined, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. This account should not change as a result of subsequent transfer of assets, liabilities, shares or other instruments of ownership to another entity not under common control.

In 2004, the Company early adopted SAK 38 (Revised 2004) which was effective starting January 1, 2005 but encouraged early adoption. Based on SAK 38 (Revised 2004), the balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transactions (Note 4).

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

d.	Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets—Others”.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

e.	Short-term Investments

Short-term investments consist of:

•	Investment in debt securities

Investment in debt securities which are classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities”, which is a component of Stockholders’ Equity, and will be recognized as income or loss upon realization.

Investment in debt securities which are classified as trading is recorded at fair value. Any unrealized gain (loss) at balance sheet date is credited (charged) to current operations.

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

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over five years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

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

Based on its review and assessment, starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment. The change in the estimated useful lives was made to reflect the effect of the integration of telecommunications network by locations within the country and also in consideration of the effect of technological advancement and upgrades done by the Company. Below are the estimated useful lives (in years) prior to and starting January 1, 2005:

	Prior to January 1, 2005	Starting January 1, 2005
Buildings	3 to 20	15 to 20
Submarine cables	15	12
Earth stations	15	10
Inland link	5 to15	15
Switching equipment	15	10
Telecommunications peripherals	5 to 15	5
Information technology equipment	5 to 10	3 to 5
Office equipment	3 to 6	5
Building and leasehold improvements	5 to 15	5
Vehicles	5	5
Cellular technical equipment	5 to 15	10 to 15
Satellite technical equipment	12 to 15	12
Transmission and cross-connection equipment	5 to 24	12
Fixed Wireless Access (“FWA”) technical equipment	8	10

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment, which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, telecommunications peripherals, FWA technical equipment, building and leasehold improvements, information technology equipment, office equipment, inland link, building, switching equipment and other equipment under construction or installation.

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

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over fifteen years.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

For post-paid subscribers, monthly service fees are recognized as the service is provided.

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

Cellular revenues are presented on a net basis, after interconnection expenses and compensation to value added service providers.

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international call traffic is recognized on the basis of the actual recorded traffic for the year.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 37) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 36), are reported on a gross basis, before interconnection expenses/charges (Note 26) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

Fixed Wireless

Fixed wireless revenues arising from airtime are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

q.	Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Prior service cost is recognized over the estimated average remaining service periods of the employees.

Prior to 2004, pension costs were accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”.

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers not only retirement benefits but also short-term (e.g. paid annual leave, paid sick leave) and other long-term benefits (e.g. long-service leave, post-employment medical benefits). SAK 24 (Revised 2004) replaced SAK 24 issued in 1994 which covered only retirement benefit cost. The initial implementation of this accounting pronouncement should be applied retroactively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented. In 2004, the Company and Subsidiaries early adopted SAK 24 (Revised 2004) which is effective for financial statements covering the periods beginning on or after July 1, 2004 but encourages early adoption (Note 4).

r.	Derivatives

Derivative instruments are accounted for in accordance with SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow a derivative gain or loss to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. None of the Company’s derivative instruments are designated as hedging instruments for accounting purposes.

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

For December 31, 2003, 2004 and 2005, the rates of exchange used (in full amounts) were Rp8,465, Rp9,290 and Rp9,830 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

t.	Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

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

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 39.

v.	Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income, which consists of income before extraordinary item and extraordinary item, by the weighted-average number of shares outstanding during the year after considering the effect of stock split and exercise of ESOP Phase I and Phase II (Note 31).

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

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2005 of Rp9,830 to US$1 (in full amounts). The

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.	RESTATEMENT OF 2003 CONSOLIDATED FINANCIAL STATEMENTS

SAK 38

Following the regulatory reform of the Indonesian telecommunication sector through the Telecommunications Law No. 36/1999 and the Blueprint of the Indonesian Government’s Policy on Telecommunications dated September 17, 1999, in April 2001, the Company entered into cross-ownership transactions with Telkom to:

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

On December 15, 2002, the Government of the Republic of Indonesia (Government) entered into a Share Purchase Agreement with ICL for the sale of the Government’s 41.94% equity interest in the Company to ICL (Note 19), which triggered the change in the status of the Company from a State-owned Company (Persero) to a Foreign Capital Investment Company which was approved by the Ministry of Justice and Human Rights on March 21, 2003 (Note 1a). This resulted in the transfer of the control of the Company to the private sector, hence the loss of the common control status between the Company and Telkom, as the Government no longer had control over the Company.

In 2004, the Company early adopted SAK 38 (Revised 2004) (Note 2c), resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from the transactions with Telkom. The 2003 consolidated financial statements have been restated for the retrospective recognition of the realized gain due to the above-mentioned privatization conducted by the Government, resulting in the loss of the common control between the Company and Telkom.

SAK 24

In 2004, the Company also early adopted SAK 24 (Revised 2004) (Note 2q). As a result, the Company recalculated its liability relating to the employee benefits to conform with the treatment in SAK 24 (Revised

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

2004) which requires retrospective application (i.e., the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to beginning retained earnings of that period).

A summary of the changes in the 2003 consolidated financial statements as a result of the retrospective application of SAK 38 (Revised 2004) and SAK 24 (Revised 2004) is as follows:

	As Previously Reported	As Restated
Consolidated Balance Sheet
Total Assets	26,153,024	26,059,192
Total Liabilities	13,954,114	14,019,310
Total Stockholders’ Equity	12,198,910	12,039,882

Consolidated Statement of Income
Operating Expenses	5,902,912	5,881,711
Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control—net of deferred tax effect	—	4,499,947
Net Income	1,569,967	6,081,971

Consolidated Statement of Changes in Stockholders’ Equity
Difference in Value from Restructuring Transactions of Entities under Common Control	4,499,947	—
Retained Earnings—Unappropriated
Beginning of year	4,646,024	4,474,939
End of year	6,061,311	10,402,230

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

5.	CASH AND CASH EQUIVALENTS

This account consists of the following:

	2004	2005
Cash on hand
Rupiah	1,391	868
U.S. dollar (US$11 in 2004 and US$27 in 2005)	103	270

	1,494	1,138

Cash in banks
Related parties (Note 30)
Rupiah
PT Bank Mandiri (Persero) Tbk (“Mandiri”)	22,527	26,700
PT Bank Pembangunan Daerah DKI Jakarta	4,308	2,955
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	1,016	1,857
PT Bank Danamon Indonesia Tbk (“Danamon”)	1,196	864
PT Bank Pembangunan Daerah Yogyakarta	—	853
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	1,317	802
PT Bank Tabungan Negara (Persero) (“BTN”)	51	625
PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)	682	101
Others (each below Rp500)	1,643	687

U.S. dollar
Mandiri (US$1,162 in 2004 and US$163 in 2005)	10,794	1,600
Others (US$107 in 2004 and US$10 in 2005)	994	99

Third parties
Rupiah
Deutsche Bank AG, Jakarta Branch	25,777	18,752
PT Bank Central Asia Tbk (“BCA”)	30,347	18,116
The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch	—	7,148
PT Bank Umum Koperasi Indonesia (“Bukopin”)	1,260	3,007
PT Bank Permata Tbk	582	1,106
Citibank N.A., Jakarta Branch	1,569	852
PT Bank Artha Graha	540	503
PT Bank Niaga Tbk (“Niaga”)	679	182
PT Bank Mega Tbk (“Mega”)	548	—
Others (each below Rp500)	551	491

U.S. dollar
Deutsche Bank AG, Jakarta Branch (US$5,453 in 2004 and US$2,192 in 2005)	50,659	21,552
Citibank N.A., Jakarta Branch (US$757 in 2004 and US$1,509 in 2005)	7,028	14,835
Bukopin (US$276)	—	2,718
Niaga (US$46 in 2004 and US$54 in 2005)	427	530
PT Bank Finconesia (US$385)	3,580	—
Others (US$100 in 2004 and US$835 in 2005)	929	8,205

	169,004	135,140

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004	2005
Time deposits
Related parties (Note 30)
Rupiah
Mandiri	730,681	504,945
BRI	387,000	200,000
Danamon	353,300	199,400
BNI	244,315	173,715
Mandiri Syari’ah	142,000	150,000
BTN	6,450	2,000
Others	1,000	1,000

U.S. dollar
Mandiri (US$10,029 in 2004 and US$52,071 in 2005)	93,169	511,862
BRI (US$27,000 in 2004 and US$35,000 in 2005)	250,830	344,050
BNI (US$25,000)	—	245,750
Mandiri Syari’ah (US$10,000 in 2004 and US$23,000 in 2005)	92,900	226,090
Danamon (US$20,000 in 2004 and 2005)	185,800	196,600
BTN (US$10,000)	—	98,300

Third parties
Rupiah
PT Bank Muamalat Indonesia (“Muamalat”)	80,000	210,000
BCA	—	152,500
Niaga	44,400	109,800
Bukopin	262,800	109,000
Deutsche Bank AG, Jakarta Branch	435,151	35,161
Citibank N.A., Jakarta Branch	—	7,600
Mega	24,852	5,595
Standard Chartered Bank, Jakarta Branch	50,000	—
Others	6	6

U.S. dollar
Deutsche Bank AG, Jakarta Branch (US$14,201 in 2004 and US$42,406 in 2005)	131,930	416,856
Bukopin (US$25,000 in 2004 and US$37,000 in 2005)	232,250	363,710
Niaga (US$4,785 in 2004 and US$27,253 in 2005)	44,455	267,901
Muamalat (US$5,000)	—	49,150
BCA (US$5,000)	46,451	—

	3,839,740	4,580,991

Total	4,010,238	4,717,269

Time deposits denominated in rupiah earned interest at annual rates ranging from 5.00% to 15.35% in 2003, from 4.00% to 7.50% in 2004 and from 4.00% to 13% in 2005, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.60% to 5.03% in 2003, from 0.54% to 1.50% in 2004 and from 0.65% to 4.25% in 2005.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

The aging schedule of the accounts receivable is as follows:

	2004		2005
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0-3 months	166,812	65.81	74,381	47.35
4-6 months	8,103	3.20	542	0.35
over 6 months	78,565	30.99	82,157	52.30

Total	253,480	100.00	157,080	100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

	2004	2005
Balance at beginning of year	90,872	86,884
Provision	2,646	4,556
Deduction due to sale of Sisindosat	—	(2,250)
Write-off	(6,184)	—
Net effect of foreign exchange adjustment	(450)	295

Balance at end of year	86,884	89,485

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

7.	ACCOUNTS RECEIVABLE—TRADE—THIRD PARTIES

This account consists of the following:

	2004	2005
Overseas international carriers
DiGi Telecommunications Sdn Bhd (formerly Mutiara Telecommunications Sdn Bhd), Malaysia (US$6,203 in 2004 and US$9,095 in 2005)	57,622	89,402
Saudi Telecom Company, Saudi Arabia (US$9,334 in 2004 and US$8,086 in 2005)	86,717	79,483
Maxis International Sdn Bhd, Malaysia (US$2,881 in 2004 and US$6,284 in 2005)	26,762	61,768
Telekom Malaysia Berhad, Malaysia (US$583 in 2004 and US$4,773 in 2005)	5,420	46,922
UAE-Etisalat, United Arab Emirates (US$3,903 in 2004 and US$4,578 in 2005)	36,261	45,003
Celcom Malaysia Berhad, Malaysia (US$3,555 in 2004 and US$3,953 in 2005)	33,027	38,857
Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2004 and 2005)	30,558	32,334
Jabatan Telekom Brunei, Brunei Darussalam (US$4,061 in 2004 and US$2,992 in 2005)	37,722	29,410
DDI Corporation, Japan (US$5,533 in 2004 and US$2,389 in 2005)	51,399	23,484
Korea International Telecommunication, Korea (US$2,957 in 2004 and US$2,229 in 2005)	27,468	21,909
NTT Communications Corporation, Japan (US$1,323 in 2004 and US$2,205 in 2005)	12,286	21,672
Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2004 and 2005)	20,467	21,656
Cibernet, United Kingdom (US$286 in 2004 and US$1,633 in 2005)	2,665	16,050
Orient Network HK Ltd., Singapore (US$1,254 in 2004 and US$1,411 in 2005)	11,647	13,867
T-System International Gmbh, Germany (US$2,081 in 2004 and US$1,319 in 2005)	19,337	12,964
Eastern Broadband Telecom, Taiwan (US$427 in 2004 and US$1,273 in 2005)	3,965	12,517
People’s Television Network, Canada (US$1,270 in 2004 and 2005)	11,798	12,483
Equant Network Services Pte. Ltd., United Kingdom (US$2,894 in 2004 and US$817 in 2005)	26,816	8,027
Reach Networks Hong Kong Limited, Hong Kong (US$2,039 in 2004 and US$623 in 2005)	18,946	6,123
TT dotCom Sdn Bhd, Malaysia (US$2,383 in 2004 and US$508 in 2005)	22,134	4,991
MCI Worldcom, U.S.A. (US$3,653 in 2004 and US$494 in 2005)	33,940	4,861
Dacom Corporation, Korea (US$1,680 in 2004 and US$272 in 2005)	15,609	2,673
MobileOne (Asia) Pte. Ltd., Singapore (US$1,364 in 2004 and US$93 in 2005)	12,671	911
AT&T, U.S.A. (US$3,988)	37,044	—
AT&T Global Network, Singapore (US$2,081)	19,333	—
Others (each below Rp10,000, including US$13,069 in 2004 and US$16,895 in 2005)	121,413	166,075

	783,027	773,442

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004	2005
Local companies
PT Cakrawala Andalas Televisi (US$1,281 in 2004 and US$872 in 2005)	11,904	8,575
PT Satkomindo (US$782 in 2004 and US$823 in 2005)	7,266	8,094
PT Ratelindo	8,988	4,713
Others (each below Rp6,000, including US$12,611 in 2004 and US$9,908 in 2005)	254,875	239,724

	283,033	261,106

Post-paid subscribers from:
Cellular	290,509	444,957
Fixed Wireless	3,939	16,123
Fixed Line	2,437	15,037

	296,885	476,117

Total	1,362,945	1,510,665
Less allowance for doubtful accounts	375,001	528,314

Net	987,944	982,351

The aging schedule of the accounts receivable is as follows:

	2004		2005
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0-6 months	898,417	65.92	727,463	48.16
7-12 months	159,556	11.71	306,247	20.27
13-24 months	141,944	10.41	235,362	15.58
over 24 months	163,028	11.96	241,593	15.99

Total	1,362,945	100.00	1,510,665	100.00

As of December 31, 2005, approximately 3.23% of accounts receivable—trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 17).

The changes in the allowance for doubtful accounts provided on the accounts receivable—trade from third parties are as follows:

	2004	2005
Balance at beginning of year	353,221	375,001
Provision	18,624	163,956
Write-off	(11,852)	(10,999)
Deduction due to sale of Sisindosat	—	(4,260)
Net effect of foreign exchange adjustment	15,008	4,616

Balance at end of year	375,001	528,314

The net effect of foreign exchange adjustment was due to the weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was charged to “Gain (Loss) on Foreign Exchange—Net”.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 6).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

8.	PREPAID TAXES

This account consists of the following:

	2004	2005
Claims for tax refund	539,882	649,608
Value Added Tax (“VAT”)	101,181	254,695
Others	20,592	35,852

Total	661,655	940,155

Claims for tax refund in 2004 and 2005 mainly consist of the Company’s claims for tax refund from the excess prepayments of the Company’s income tax articles 22, 23 and 25 over the Company’s current income tax expense.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001—2003 and refund for prepaid VAT for fiscal year 2003.

In September 2005, the Company received payment amounting to Rp119,195 from the Tax Office for the Company’s claim for tax refund for fiscal year 2003.

9.	INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

	2004
	Equity Interest (%)	Cost	Company’s Portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments		Carrying Value
Investments in:
PT Multi Media Asia Indonesia	26.67	56,512	(212)		56,300
PT Electronic Datainterchange Indonesia	49.00	12,250	18,138	(a)	30,388
Cambodian Indosat Telecommunications S.A.	49.00	14,697	(149)		14,548
Others (carrying value below Rp10,000 each)	20.00 - 35.00	9,075	(1,965	)(b)	7,110

Total		92,534	15,812		108,346
Less allowance for decline in value		75,212	—		75,212

Net		17,322	15,812		33,134

(a)	net of cash dividend amounting to Rp1,652 in 2004
(b)	net of cash dividends amounting to Rp61 and Rp43 from PT Sistelindo Mitralintas and PT Swadharma Marga Inforindo, respectively, in 2004

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2005
	Equity Interest (%)	Cost	Company’s Portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies/Sale of Investments	Carrying Value
Investments in:
PT Multi Media Asia Indonesia	26.67	56,512	(212)	56,300
Others (carrying value below Rp10,000 each) (c) (d)	20.00	100	424	524

Total		56,612	212	56,824
Less allowance for decline in value (c) (d)		56,300	—	56,300

Net		312	212	524

(c)	net of investments in associated companies of Sisindosat, PT Electronic Datainterchange Indonesia, PT Sistelindo Mitralintas and PT Kalimaya Perkasa Finance, which were no longer included due to the sale of Sisindosat in January 2005 (Note 1d)
(d)	net of investment in associated company of IMM which was written off

The changes in the carrying value of the investments in associated companies for the years ended December 31, 2004 and 2005 are as follows:

	2004	2005
Write-off of allowance for decline in value of investment due to sale and write-off of investment	25,057	18,912
Equity in net income of associated companies	61,489	86
Sale of investment	(226,493)	(50,012)
Write-off of investment	—	(1,596)
Provision for decline in value of investment	(16,779)	—
Cash dividends received from associated companies	(1,756)	—

Net Change	(158,482)	(32,610)

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value amounting to Rp75,212 and Rp56,300 as of December 31, 2004 and 2005, respectively, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pasifik Satelit Nusantara (“PSN”) and M2A (“the Parties”), the Parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

Since the Company sold its investment in Sisindosat on January 7, 2005, the Company no longer has indirect investment in EDI as of December 31, 2005.

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

On August 11, 2005, the Company entered into a shares sale and purchase agreement to sell its 6,590,500 shares in Camintel to a third party for US$1,500.

On August 12 and October 27, 2005, the Company received the payment of the selling price in two installments of US$150 and US$1,350, respectively (equivalent to Rp14,625).

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 40) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

10.	OTHER LONG-TERM INVESTMENTS

This account consists of the following:

	2004	2005
Investments in:
Shares of stock accounted for under the cost method—net	102,058	2,631
Convertible bonds—net	—	—
Equity securities which are available-for-sale	99	99

Total	102,157	2,730

a.	Investments in shares of stock which are accounted for under the cost method

	2004
	Equity Interest (%)	Cost/ Carrying Value
The International Telecommunications Satellite Organization	0.34	97,427
PT Broadband Multimedia Tbk	5.00	50,000
ICO Global Communications (Holdings) Limited	0.87	49,977
AlphaNet Telecom Inc.	—	32,149
Others (cost/carrying value below Rp4,000 each)	10.00 - 17.60	4,631

Total		234,184
Less allowance for decline in value		132,126

Net		102,058

	2005
	Equity Interest (%)	Cost/ Carrying Value
PT Broadband Multimedia Tbk	5.00	50,000
ICO Global Communications (Holdings) Limited	0.87	49,977
Others (cost/carrying value below Rp4,000 each) (a)	16.67 - 17.60	2,631

Total		102,608
Less allowance for decline in value (a)		99,977

Net		2,631

(a)	net of investment in PT Patra Telekomunikasi Indonesia sold in August 2005 and write-off of investment in AlphaNet Telecom Inc.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

b.	Investments in convertible bonds

This account consists of:

	2004	2005
AlphaNet Telecom Inc.	71,441	—
PT Yasawirya Indah Mega Media	18,000	—

Total (b)	89,441	—
Less allowance for decline in value (b)	89,441	—

Net	—	—

(b)	The Company and IMM wrote off their investments in 2005.

c.	Equity securities which are available-for-sale

As of December 31, 2004 and 2005, this account consists of:

BNI	89
Telkom	10

Total	99

The economic difficulties faced by Indonesia (Note 40) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp221,567 and Rp99,977 as of December 31, 2004 and 2005, respectively, which management believes is adequate to cover probable losses on the investments.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On January 28, 2005, the Company sold its investment in Intelsat for US$10,539 (equivalent to Rp96,381) resulting in a loss amounting to Rp1,046. On April 7, 2005, the Company received the proceeds from the sale.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, was engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company wrote off its investment in ATI in 2005.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

–	15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

–	55% of the shares at the Subsequent Closing Date, which was expected to occur not later than December 31, 2004

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

On March 15, 2004, the Company closed its third share-purchase transaction under the CSPA with Telkom by the sale of its 7.15% equity investment in PIN for US$26,592 (including interest and US$2,560 which was already received on December 15, 2003—see above).

The gain on sale of investment in PIN from the first and second share-purchase transactions amounting to Rp109,184 in 2002 and Rp32,207 in 2003, respectively, was previously recorded as part of “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity. Due to early adoption of SAK 38 (Revised 2004) by the Company in 2004, its 2003 consolidated financial statements were restated to adjust such gain (Note 4).

The gain on sale of investment in PIN from the third share-purchase transaction amounting to Rp110,929 was credited to operations in 2004.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

11.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	2004
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Carrying Value
Landrights	259,743	23,855	—	—	283,598
Buildings	358,385	885	—	16,805	376,075
Submarine cables	717,258	—	2,201	147,761	862,818
Earth stations	108,484	—	—	7,729	116,213
Inland link	197,856	1,716	—	199,810	399,382
Switching equipment	308,773	—	—	16,514	325,287
Telecommunications peripherals	1,258,238	196,273	9,187	101,179	1,546,503
Information technology equipment	643,335	94,611	29,072	163,105	871,979
Office equipment	1,080,271	53,449	3,571	992	1,131,141
Building and leasehold improvements	439,535	95	3,671	482,524	918,483
Vehicles	15,655	1,007	1,301	—	15,361
Cellular technical equipment	12,004,516	—	10,974	5,138,109	17,131,651
Satellite technical equipment	1,227,346	8,025	—	8,598	1,243,969
Transmission and cross-connection equipment	465,007	—	—	6,469	471,476
FWA technical equipment	—	—	—	317,499	317,499
Properties under construction and installation	2,886,426	5,530,743	—	(6,607,094)	1,810,075

Total	21,970,828	5,910,659	59,977	—	27,821,510

Accumulated Depreciation
Buildings	153,546	23,887	—	—	177,433
Submarine cables	248,003	63,005	1,618	—	309,390
Earth stations	72,973	7,392	—	—	80,365
Inland link	40,599	21,183	—	—	61,782
Switching equipment	146,400	27,007	—	—	173,407
Telecommunications peripherals	684,125	183,353	9,187	—	858,291
Information technology equipment	391,229	150,711	13,332	—	528,608
Office equipment	496,808	93,143	2,816	—	587,135
Building and leasehold improvements	192,576	98,044	846	—	289,774
Vehicles	9,809	2,614	1,033	—	11,390
Cellular technical equipment	4,637,579	1,854,442	815	—	6,491,206
Satellite technical equipment	556,435	139,440	—	—	695,875
Transmission and cross-connection equipment	147,998	26,290	—	—	174,288
FWA technical equipment	—	22,132	—	—	22,132

Total	7,778,080	2,712,643	29,647	—	10,461,076

Less impairment in value	99,621	17,637	—	—	117,258

Net Book Value	14,093,127				17,243,176

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2005
	Balance at Beginning of Year	Transactions during the Year				Balance at End of Year
		Additions	Deductions	Reclassifications	Divestment in a Subsidiary
Carrying Value
Landrights	283,598	7,697	—	42,609	(5,250)	328,654
Buildings	376,075	20,394	—	38,249	(6,546)	428,172
Submarine cables	862,818	—	—	30	—	862,848
Earth stations	116,213	—	—	306	—	116,519
Inland link	399,382	—	—	210,795	—	610,177
Switching equipment	325,287	—	—	17,815	—	343,102
Telecommunications peripherals	1,546,503	212,383	—	83,872	(10,562)	1,832,196
Information technology equipment	871,979	6,310	3,080	144,129	—	1,019,338
Office equipment	1,131,141	154,881	350	118,573	(17,687)	1,386,558
Building and leasehold improvements	918,483	1,743	—	209,016	—	1,129,242
Vehicles	15,361	3,439	1,429	—	(1,425)	15,946
Cellular technical equipment	17,131,651	—	—	4,007,815	—	21,139,466
Satellite technical equipment	1,243,969	—	—	28,877	—	1,272,846
Transmission and cross-connection equipment	471,476	—	—	1,179	—	472,655
FWA technical equipment	317,499	—	—	117,245	—	434,744
Properties under construction and installation	1,810,075	6,891,100	—	(5,020,510)	—	3,680,665

Total	27,821,510	7,297,947	4,859	—	(41,470)	35,073,128

Accumulated Depreciation
Buildings	177,433	21,873	—	—	(1,994)	197,312
Submarine cables	309,390	108,931	—	—	—	418,321
Earth stations	80,365	30,716	—	—	—	111,081
Inland link	61,782	33,884	—	—	—	95,666
Switching equipment	173,407	50,052	—	—	—	223,459
Telecommunications peripherals	858,291	264,531	—	—	(3,805)	1,119,017
Information technology equipment	528,608	208,168	946	—	—	735,830
Office equipment	587,135	140,678	2,446	—	(13,803)	711,564
Building and leasehold improvements	289,774	176,942	—	—	—	466,716
Vehicles	11,390	1,991	1,248	—	(1,289)	10,844
Cellular technical equipment	6,491,206	1,723,266	—	—	—	8,214,472
Satellite technical equipment	695,875	144,166	—	—	—	840,041
Transmission and cross-connection equipment	174,288	18,958	—	—	—	193,246
FWA technical equipment	22,132	50,035	—	—	—	72,167

Total	10,461,076	2,974,191	4,640	—	(20,891)	13,409,736

Less impairment in value	117,258	—	1,010	—	(17,637)	98,611

Net Book Value	17,243,176					21,564,781

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During 2003, 2004 and 2005, sales of certain property and equipment were made as follows:

	2003	2004	2005
Proceeds from sales	6,147	18,490	463
Net book value	(6,974)	(17,072)	(219)

Gain (loss)	(827)	1,418	244

Depreciation charged to operations amounted to Rp1,938,805, Rp2,712,643 and Rp2,974,191 in 2003, 2004 and 2005, respectively.

In 2003, Lintasarta provided Rp1,010 as impairment reserve on its assets. In 2005, the reserve has been debited against the related properties under construction and installation due to the permanent decrease in value of the assets.

In 2004, the Company recognized impairment loss on Sisindosat property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment. Following the sale of the Company’s investment in Sisindosat in January 2005 (Note 1d), such impairment loss was derecognized due to the derecognition of Sisindosat’s property and equipment.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of December 31, 2005, approximately 0.90% of property and equipment are pledged as collateral to letter of credit facilities obtained by Lintasarta (Note 17).

As of December 31, 2005, the Companies carry insurance on their respective property and equipment (except submarine cables and landrights) for US$141,294 and Rp23,630,138, including insurance on the Company’s satellite amounting to US$50,000. In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

Starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment (Note 2j). The effects of the change are to increase income before income tax as follows:

Period	Amount
Year ended December 31, 2005	246,651
Year ending December 31, 2006	202,702
Year ending December 31, 2007	197,357
Year ending December 31, 2008	153,148
Year ending December 31, 2009	135,174
Year ending December 31, 2010	81,620

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The details of the Companies’ properties under construction and installation as of December 31, 2004 and 2005 are as follows:

2004	Percentage of Completion	Cost	Estimated Date of Completion
Cellular technical equipment	68	1,525,579	January-June 2005
FWA technical equipment	95	105,562	January-March 2005
Building and leasehold improvements	79-93	68,587	January-April 2005
Inland link	83	66,002	June 2005
Information technology equipment	85-90	13,780	January-March 2005
Telecommunications peripherals	80	6,939	January-March 2005
Building	40	5,554	December 2005
Satellite technical equipment	40	1,070	January-March 2005
Others	91-95	17,002	January-April 2005

Total		1,810,075

2005
Cellular technical equipment	60-95	3,453,533	January-June 2006
Telecommunications peripherals	88-98	81,986	January-March 2006
FWA technical equipment	79-89	61,192	January-February 2006
Building and leasehold improvements	63-82	41,284	January-March 2006
Information technology equipment	67-87	15,960	January-April 2006
Office equipment	63-83	7,128	January-March 2006
Inland link	86-96	5,097	January-March 2006
Building	79-89	2,006	January-February 2006
Switching equipment	79-89	1,749	February-March 2006
Others	34-96	10,730	January-August 2006

Total		3,680,665

Borrowing costs (interest expense) capitalized during the year to properties under construction and installation for the years ended December 31, 2003, 2004 and 2005 amounted to Rp84,775, Rp83,064 and Rp65,204, respectively.

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively (Note 1e) and from the acquisition of additional equity interest in Lintasarta in 2005 (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Customer base
—Post-paid	154,220
—Prepaid	73,128
Spectrum license	222,922
Brand	147,178

Total	597,448

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase (decrease) in income before income tax as follows:

Period	Amount
Year ended December 31, 2005	572,319
Year ending December 31, 2006	271,798
Year ending December 31, 2007	(84,603)

The analysis of goodwill and other intangible assets is as follows:

	2004	2005
Balance at beginning of year	3,344,939	3,012,578
Addition (Note 1d—Lintasarta)	—	2,388
Amortization of goodwill	(226,347)	(226,352)
Amortization of intangible assets	(106,014)	(106,014)

Balance at end of year	3,012,578	2,682,600

13.	LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

14.	PROCUREMENT PAYABLE

This account consists of payables to the following vendors/contractors:

	2004	2005
Ericsson AB, Sweden (US$55,709 in 2004 and US$33,482 in 2005)	517,539	329,128
Siemens Aktiengesellschaft, Germany (including US$28,102 in 2004 and US$29,060 in 2005)	262,660	285,660
Nokia Corporation, Finland (US$7,248 in 2004 and US$21,157 in 2005)	67,337	207,974
PT Ericsson Indonesia (including US$755 in 2004 and US$7,570 in 2005)	10,628	204,959
Alcatel CIT, France (including US$16,913 in 2004 and US$14,468 in 2005)	157,447	142,545
PT Siemens Indonesia (including US$986 in 2004 and US$5,972 in 2005)	23,893	124,014
PT Alcatel Indonesia (including US$6,259 in 2004 and US$4,976 in 2005)	71,255	122,517
Siemens Mobile Communications S.p.A, Italy (US$4,720 in 2004 and US$9,282 in 2005)	43,847	91,246
ZTE Corporation, China (US$10,235 in 2004 and US$6,375 in 2005)	95,084	62,666
Huawei Tech Investment Co. Ltd., Hong Kong (US$5,031)	—	49,455
PT Senopati Sellularindo	9,130	47,732
Kopindosat (including US$9 in 2005)	57,539	44,853
PT Lintas Teknologi Indonesia (including US$2,713 in 2004 and US$3,987 in 2005)	27,497	44,280
PT NEC Indonesia (including US$2,933 in 2004 and US$3,866 in 2005)	27,629	39,959
PT Dawamiba Engineering	35,133	38,382
PT Industri Telekomunikasi Indonesia (including US$491 in 2004 and US$1,275 in 2005)	9,667	27,669

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004	2005
PT Kopnatel Jaya	9,967	27,358
PT Nokia Network (including US$377 in 2004 and US$2,166 in 2005)	3,506	25,410
PT Bahyutama Kerta Mukti	4,649	23,910
PT Sisindokom Lintasbuana (including US$127 in 2004 and US$1,842 in 2005)	3,794	22,975
PT Bukit Jaya Abadi	7,099	22,839
PT Berca Hardayaperkasa (including US$1,788 in 2004 and US$1,953 in 2005)	17,756	21,195
PT Sumacom Matra (US$2,145 in 2005)	186	21,085
NT System Company Limited, Hong Kong (US$1,097 in 2004 and US$1,964 in 2005)	10,189	19,306
PT Ciptakomunindo Pradipta	9,693	18,636
PT Bukaka Teknik Utama	12,045	17,261
PT Mostniaga Semesta (including US$47 in 2004 and US$1,639 in 2005)	840	16,111
PT Enerfra Septadaya Prima	2,592	16,004
PT Gihon Telekomunikasi Indonesia	14,426	15,019
PT Westindo Esa Perkasa (including US$1,766 in 2004 and US$1,481 in 2005)	17,882	14,928
PT Catur Elang Perkasa	13,767	14,855
PT Logica CMG Indonesia (US$3,010 in 2004 and US$1,249 in 2005)	27,962	12,278
PT Karya Mitra Nugraha	14,388	11,608
PT Ekaprasarana Primatel (including US$3,546 in 2004 and US$1,120 in 2005)	34,185	11,010
PT Emerson Indonesia (including US$1,074)	—	10,992
PT Sekar Kedaton Nusantara	—	10,801
PT Reka Matra Bestari	3,366	10,665
PT Hariff Daya Tunggal Engineering (including US$1,871 in 2004 and US$1,027 in 2005)	17,446	10,621
PT Piranti Bhakti Nusantara	3,107	10,339
PT Atma Sugih Abadi	6,638	10,042
M-Com Asia Pte. Ltd., Singapore (US$994)	—	9,771
PT Telehouse Engineering	93	9,504
PT Duta Sembilan Kartika	8,414	9,215
PT Karunia Berca Indonesia	6,696	8,946
Evistel, France (US$892)	—	8,768
PT Niko Nexel Nusantara	—	8,757
ADC Metrica, United Kingdom (US$733 in 2005)	6	7,215
PT Bumikharisma Lininusa	6,675	7,175
PT Mitra Buana Sentosa (including US$510 in 2004 and US$713 in 2005)	4,741	7,148
PT Abhimata Citra Abadi (US$802 in 2004 and US$665 in 2005)	7,451	6,537
PT Mac Sarana Djaya (including US$26 in 2004 and US$20 in 2005)	4,300	6,415
PT Trimitra Bangun Jagad	15	6,326
PT Shinta Megah Mustika	—	6,292
Digitalwave Inc., South Korea (US$637)	—	6,262
PT Samudra Perdana	3,102	5,697
Alcatel Singapore Pte. Ltd., Singapore (US$545)	—	5,357
PT Rekapranata Ciptatangguh	4,073	5,222
PT Bumi Trafacon Utama	8,602	4,740
PT Tricipta Persada Nusantara (including US$961 in 2004 and US$360 in 2005)	9,420	4,638
PT Bangun Sarana Baja	9,715	3,386
PT Alita Praya Mitra	6,070	2,880
PT Rama Perwira	7,031	2,671
PT Auvikomunikasi Media Pro	8,766	1,795

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004	2005
Sumitomo Corporation, Japan (including US$2,085 in 2004 and US$58 in 2005)	19,699	567
PT Silkar National Ltd.	7,208	355
PT Asiakomnet Multimedia (including US$690 in 2004 and US$7 in 2005)	6,770	67
PT Data Media Telekomunikasi (US$896 in 2004 and US$5 in 2005)	8,323	48
PT Nexwave (US$1,200)	11,148	—
PT Logica Indonesia (including US$830)	7,977	—
PT Prima Mitratama Sejati (including US$717)	7,301	—
Others (including US$12,575 in 2004 and US$7,902 in 2005, each below Rp5,000)	233,699	205,237

Total	2,049,063	2,609,278

15.	TAXES PAYABLE

The taxes payable as of December 31, 2004 and 2005 are as follows:

	2004	2005
Estimated corporate income tax payable, less tax prepayments of Rp131,499 in 2004 and Rp330,614 in 2005	9,403	927
Income tax:
Article 21	86,626	88,290
Article 22	4,390	3,343
Article 23	51,085	45,891
Article 25	18,712	18,766
Article 26	22,055	46,472
Article 29	1,068	—
VAT	22,553	960
Others	4,307	1,203

Total	220,199	205,852

The reconciliation between income before income tax and extraordinary item and estimated taxable income (loss) of the Company for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003 (As Restated - Note 4)	2004	2005
Income before income tax and extraordinary item per consolidated statements of income	1,586,693	2,382,758	2,352,795
Extraordinary item—realized gain on difference in value from restructuring transactions of entities under common control	7,443,910	—	—
Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations	(312,887)	(112,210)	(91,286)

Income before income tax of the Company	8,717,716	2,270,548	2,261,509

Positive adjustments
Provision for doubtful accounts	45,659	34,246	164,885
Compensation expense for ESOP (Note 20)	24,809	95,990	90,738
Accrual of employee benefits	59,862	51,300	72,804
Assessments for income taxes and related penalties	40,424	1,616	30,572
Employee benefits	37,876	5,201	20,345

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003 (As Restated - Note 4)	2004	2005
Donation	5,847	20,645	19,494
Provision for termination, gratuity and compensation benefits of employees	—	8,823	16,283
Representation and entertainment	—	14,787	10,779
Loss from decline in value of investments in associated companies and other long-term investments	—	48,683	—
Gain on sale of investment in associated companies	—	7,688	—
Realized loss on difference in value from restructuring transactions of entities under common control	2,510,690	—	—
Reversal of write-off of other long-term investment and related interest receivable	413,049	—	—
Interest expense on loans used to finance shares acquisition (Notes 17 and 18)	253,400	—	—
Gain on sale of other long-term investment (Note 10)	32,207	—	—
Provision for decline in value of short-term investment	25,395	—	—
Net periodic pension cost	5,993	—	—
Others	7,876	6,123	4,091

Negative adjustments
Depreciation—net	(46,315)	(772,515)	(985,529)
Interest income already subjected to final tax	(58,985)	(178,616)	(193,795)
Equity in net income of investees	(993,418)	(156,882)	(152,244)
Sale of a subsidiary (Note 1d)	—	—	(109,691)
Capitalization of interest expense and personnel expenses to property and equipment (Notes 11 and 24)	—	(101,702)	(108,151)
Write-off of investment in other long-term investment	—	—	(103,590)
Realization of stock option resulting from the exercise of ESOP Phase I and Phase II	—	(49,592)	(71,182)
Net periodic pension cost	—	(15,964)	(36,423)
Amortization of goodwill and other intangible assets	(509,647)	(82,663)	(36,219)
Sale of an associated company (Note 9)	—	—	(14,697)
Write-off of accounts receivable	(23,998)	(6,184)	(5,329)
Amortization of debt and bonds issuance cost (Notes 17 and 18)	(21,662)	(314)	(1,069)
Gain from sale of property and equipment	—	(465)	(160)
Realized gain on difference in value from restructuring transactions of entities under common control	(9,813,209)	—	—
Reversal of interest expense on loans used to finance shares acquisition due to the merger (Notes 17 and 18)	(421,341)	—	—
Sale of other long-term investment and related interest receivable (Note 10)	(417,649)	—	—
Realized gain on sale of other long-term investment (Note 10)	(141,391)	—	—
Provision for termination, gratuity and compensation benefits of employees	(1,939)	—	—
Others	—	—	(9,154)

Estimated taxable income (loss) of the Company before tax losses carry-over	(268,751)	1,200,753	864,267
Tax losses carry-over at beginning of year	—	(934,637)	—
Tax losses carry-over of IM3 carried over to the Company as a result of the merger (Notes 1e and 15)	(665,886)	—	—

Estimated taxable income of the Company	—	266,116	864,267

Tax losses carry-over at end of year	(934,637)	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The computation of the income tax expense (benefit)—net for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003 (As Restated - Note 4)	2004	2005
Estimated taxable income (loss) of the Company	(268,751)	266,116	864,267

Income tax expense—current (at statutory tax rates)
Company	—	79,817	259,263
Subsidiaries	585,570	61,085	72,278

Total income tax expense—current	585,570	140,902	331,541

Income tax expense (benefit)—deferred
Company—effect of temporary differences at enacted maximum tax rate (30%)
Depreciation—net	13,895	231,754	295,659
Equity in net income of investees	298,025	47,065	45,673
Loss (gain) on sale of subsidiary, investment in associated companies and other long-term investment	125,295	(2,306)	37,316
Capitalization of interest expense and personnel expenses to property and equipment (Notes 11 and 24)	—	30,511	32,445
Write-off of other long-term investment (Note 10)	—	—	31,077
Net periodic pension cost	(1,798)	4,789	10,927
Amortization of goodwill and other intangible assets	152,894	24,799	10,866
Write-off of accounts receivable	7,199	1,855	1,598
Amortization of debt and bonds issuance cost (Notes 17 and 18)	6,499	94	321
Gain on sale of property and equipment	—	139	48
Provision for doubtful accounts	(13,698)	(10,274)	(49,465)
Accrual of employee benefits	(17,959)	(15,390)	(21,841)
Compensation expense for ESOP	(7,443)	(13,919)	(5,867)
Provision for termination, gratuity and compensation benefits of employees	582	(2,647)	(4,885)
Tax loss carry-over	(80,626)	280,392	—
Loss from decline in value of investments in associated companies and other long-term investments	—	(14,605)	—
Realized gain on difference in value from restructuring transactions of entities under common control	2,943,963	—	—
Reversal of interest expense on loans used to finance shares acquisition due to the merger (Notes 17 and 18)	126,403	—	—
Effect on reversal of equity in net income of Satelindo, IM3 and Bimagraha due to the merger (Note 1e)	(709,772)	—	—
Reversal of write-off of other long-term investment and related interest receivable	(123,915)	—	—
Interest expense on loans used to finance shares acquisition (Notes 17 and 18)	(76,020)	—	—
Provision for decline in value of short-term investment	(7,618)	—	—
Others	(160)	(4,735)	(5,107)

	2,635,746	557,522	378,765

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003 (As Restated - Note 4)	2004	2005
Subsidiaries
Taxable gain on revaluation of property and equipment, offset against tax losses carry-over	68,242	—	—
Effect of temporary differences at enacted maximum tax rate (30%)
Loss from decline in value of other long-term investments	(254)	12,404	6,900
Write-off of accounts receivable	1,810	3,316	1,677
Depreciation—net	150,618	(4,834)	(3,438)
Provision for doubtful accounts	(31,990)	7,961	(3,185)
Loss from decline in value of short-term investments	—	—	(2,577)
Tax loss	(118,637)	(21,762)	(565)
Equity in net income of investees	133,712	2,270	—
Gain on sale of investment in associated company	3,525	—	—
Effect on reversal of equity in net income of Satelindo due to the merger (Note 1e)	(432,521)	—	—
Others	(1,717)	(4,916)	3,718
Valuation allowance—net	273	31,691	(14,912)
Effect on reversal of temporary difference on depreciation of revalued property and equipment	(68,242)	—	—

	(295,181)	26,130	(12,382)

Net income tax expense—deferred	2,340,565	583,652	366,383

Income tax expense—net	2,926,135	724,554	697,924

The income tax expense (benefit)—deferred is presented in the consolidated statements of income as part of the following accounts:
	2003 (As Restated - Note 4)	2004	2005
Income tax expense (benefit)—deferred	(603,398)	583,652	366,383
Extraordinary item—realized gain on difference from restructuring transactions of entities under common control	2,943,963	—	—

Net	2,340,565	583,652	366,383

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The computation of the estimated income tax payable and claims for tax refund for the years ended December 31, 2004 and 2005 is as follows:

	2004	2005
Income tax expense—current
Company	79,817	259,263
Subsidiaries	61,085	72,278

Total income tax expense—current	140,902	331,541

Less prepayments of income tax of the Company
Article 22	76,527	108,631
Article 23	133,135	128,046
Article 25	224,074	217,980

Total prepayments of income tax of the Company	433,736	454,657

Less prepayments of income tax of Subsidiaries
Article 22	2,349	2,928
Article 23	39,024	45,975
Article 25	17,505	23,479

Total prepayments of income tax of Subsidiaries	58,878	72,382

Total prepayments of income tax	492,614	527,039

Estimated income tax payable
Company	—	—
Subsidiaries	9,403	927

Total estimated income tax payable	9,403	927

Claims for tax refund (presented as part of “Prepaid Taxes”)
Company	353,919	195,394
Subsidiaries	7,196	1,031

Total claims for tax refund	361,115	196,425

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The reconciliation between the income tax expense including the income tax on extraordinary item calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense—net as shown in the consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003 (As Restated - Note 4)	2004	2005
Income before income tax and extraordinary item per consolidated statements of income	1,586,693	2,382,758	2,352,795
Extraordinary item—realized gain on difference in value from restructuring transactions of entities under common control	7,443,910	—	—
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	2,047,223	90,976	153,344

Combined income, net of loss, before income tax of the Company and Subsidiaries	11,077,826	2,473,734	2,506,139

Income tax expense at the applicable tax rate of 30%	3,323,348	742,120	751,842
Taxable gain on revaluation of property and equipment, offset against tax losses carry-over	68,242	—	—
Tax effect on permanent differences
Assessments for income taxes and related penalties	21	2,362	9,823
Employee benefits	23,043	2,251	7,302
Donation	7,241	6,194	5,863
Interest income already subjected to final tax	(15,112)	(57,473)	(64,647)
Realized loss on difference in value from restructuring transactions of entities under common control	753,207	—	—
Gain on sale of other long-term investment	9,662	—	—
Realized gain on sale of other long-term investment	(42,417)	—	—
Others	6,154	3,032	1,794
Valuation allowance adjustment	273	31,690	(14,912)
Unrealized tax loss	3,078	—	—
Effect on reversal of equity in net income of Satelindo, IM3 and Bimagraha due to the merger (Note 1e)	(1,142,293)	—	—
Effect on reversal of temporary difference on depreciation of revalued property and equipment	(68,242)	—	—
Adjustment due to tax audit and others	(70)	(5,622)	859

Income tax expense—net per consolidated statements of income	2,926,135	724,554	697,924

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2004 and 2005 are as follows:

	2004	2005
Company
Deferred tax assets
Allowance for doubtful accounts—net	156,743	204,610
Accrual of employee benefits—net	69,003	95,729
Allowance for decline in value of investments in associated companies and other long-term investments	92,565	46,883
Pension cost	39,525	28,598
Compensation expense for ESOP	21,362	27,229
Allowance for short-term investment	7,618	7,618

Total	386,816	410,667

Deferred tax liabilities
Property and equipment	776,766	1,104,918
Investments in subsidiaries/associated companies—net of amortization of goodwill and other intangible assets	86,449	160,593
Deferred bonds and loans issuance costs	6,593	6,914
Difference in transactions of equity changes in associated companies/subsidiaries	1,752	1,752
Others	974	887

Total	872,534	1,275,064

Deferred tax liabilities—net	485,718	864,397

Subsidiaries (Asiatel and IMM in 2004; SMM and APE in 2004 and 2005)
Deferred tax assets
Tax loss carry-over	5,416	4,350
Allowance for doubtful accounts—net	7,413	508
Allowance for decline in value of associated company and other long-term investment	9,438	—
Others	484	27

	22,751	4,885
Valuation allowance	(21,251)	(4,708)

Net	1,500	177

Deferred tax liabilities
Property and equipment	318	255
Investments in associated company	2,508	—
Others	2,030	1,197

Total	4,856	1,452

Deferred tax liabilities—net	3,356	1,275

Deferred tax liabilities—net	489,074	865,672

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004	2005
Subsidiaries (Sisindosat and Lintasarta in 2004; Lintasarta and IMM in 2005)
Deferred tax assets
Property and equipment	20,395	23,951
Allowance for doubtful accounts—net	6,888	9,569
Tax loss carry-over	20,426	—
Allowance for decline in value of investments in associated companies and other long-term investment	5,473	—
Others	11,809	11,112

Total	64,991	44,632
Valuation allowance	(30,981)	—

Net	34,010	44,632

Deferred tax liabilities
Investments in associated companies	337	—
Others	469	435

Total	806	435

Deferred tax assets—net	33,204	44,197

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of December 31, 2004 and 2005 is as follows:

	2004		2005
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	485,718	—	864,397
Subsidiaries
IMM	—	1,342	7,103	—
APE	—	1,323	—	1,275
Asiatel	—	691	—	—
Sisindosat	—	—	—	—
SMM	—	—	—	—
Lintasarta	33,204	—	37,094	—

Total	33,204	489,074	44,197	865,672

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies and the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, the doubtful accounts are written off, the tax loss carry-over is utilized, and the accrued employee benefits are paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/subsidiaries.

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

In 2003, 2004 and 2005, the Companies received assessment letters on tax underpayment (“SKPKB”/ “STP”) detailed as follows:

	2003	2004	2005
VAT	—	—	14,499
Income taxes	40,424	1,616	16,073

Total *	40,424	1,616	30,572

*	including penalties and interest

The above tax assessments have been settled by the Company.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carry-over as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. As of December 31, 2005, the Company has not received any decision from the Tax Office regarding such objection. No provision for probable loss on such loss carry-over adjustment was made in the consolidated financial statements as the Company believes that the Company has computed its corporate income tax in accordance with the tax regulations.

No income tax was provided for Sisindosat and Asiatel in 2003 and 2004, for Indosat in 2003, for SIB in 2004, and for SMM in 2003, 2004 and 2005 because they were in tax loss position during those years.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The above treatment was also applied to the merged subsidiaries up to the merger date (Note 1e).

The deferred tax liability (DTL) recognized by the Company as of November 20, 2003 (the merger date) on its investment in the merged subsidiaries amounted to Rp829,689, including Rp119,917 which was credited directly to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, a component of Stockholders’ Equity.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

As of November 20, 2003, the tax loss carry-over from IM3 carried over to the Company as a result of the merger amounted to Rp665,886, after considering the correction from the Directorate General of Taxation. Based on the decision letter dated February 5, 2004 of the Directorate General of Taxation regarding the approval of IM3’s fiscal balance sheet in connection with the revaluation of its property and equipment, the taxable gain on such revaluation was adjusted from Rp197,971 to become Rp227,474 (Rp29,503 greater than the amount reported in IM3’s corporate tax return).

The tax losses carry-over of SMM as of December 31, 2005 can be carried forward through 2010 based on the following schedule:

Year of Expiration	Amount
2006	10,226
2008	356
2009	2,035
2010	1,885

Total	14,502

16.	ACCRUED EXPENSES

This account consists of the following:

	2004	2005
Interest	167,048	188,572
Network repairs and maintenance	121,005	151,771
Employee benefits	100,350	143,255
Universal Service Obligation (“USO”)	70,376	78,788
Concession fee	101,214	65,275
Marketing	27,618	46,153
Outsourcing	15,055	21,735
Link	22,487	18,870
Consultancy fees	30,217	14,583
Rental	14,911	12,720
Utilities	8,066	3,300
Radio frequency fee	49,399	3,033
Others	31,561	95,151

Total	759,307	843,206

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

17.	LOANS PAYABLE

This account consists of the following:

	2004	2005
Related parties
Syndicated loan facility 2
BNI—net of unamortized debt issuance cost of Rp10,497 in 2004 and Rp6,531 in 2005	752,628	511,114
Mandiri—net of unamortized debt issuance cost of Rp2,393 in 2004 and Rp1,455 in 2005	175,387	119,137
Others	988	—
Third parties—net of unamortized debt issuance cost of Rp12,372 in 2004 and Rp7,700 in 2005	1,034,497	728,222

Total loans payable	1,963,500	1,358,473

Less current maturities
Related parties
BNI	123,750	—
Mandiri	44,536	—
Third parties	207,135	49,700

Total current maturities	375,421	49,700

Long-term portion	1,588,079	1,308,773

The details of the loans from related parties are as follows:

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank	Amount
BCA	975,000
Mandiri *	900,000
BNI *	900,000
Danamon *	240,000
Bukopin	150,000

Total	3,165,000

* related parties

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The facility is divided into 3 tranches:

Tranche	Bank	Amount
A	Danamon	240,000
	Bukopin	150,000
B	Mandiri	900,000
C	BCA	975,000
	BNI	900,000

Total		3,165,000

The Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The annual interest rates ranged from 11.83% to 12.75% in 2003, from 11.00% to 11.92% in 2004 and from 9.30% to 11.92% in 2005.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•	The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing on April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of such repaid amount.

•	The loan bears interest as follows:

–	April 1, 2005—March 31, 2007 : fixed interest rate of 9.3% per annum

–	April 1, 2007—March 31, 2008 : 10.5% or a reference rate plus margin rate of 2.5%, whichever is higher

As of December 31, 2004 and 2005, the outstanding balances of the loans are as follows:

Bank	2004	2005
BCA	901,875	611,763
BNI *	763,125	517,645
Mandiri *	177,780	120,592

Balance	1,842,780	1,250,000
Unamortized debt issuance cost	(25,262)	(15,686)

Net	1,817,518	1,234,314

* related parties

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The amortization of debt issuance cost charged to operations amounted to Rp559 in 2003, Rp9,457 in 2004 and Rp9,576 in 2005.

The loans from third parties consist of the following:

	2004	2005
Syndicated Loan Facility 2 (refer to previous section on loans from related parties)
BCA—net of unamortized debt issuance cost of Rp12,372 in 2004 and Rp7,700 in 2005	889,503	604,063
Investment Credit Facility 3 from Niaga	96,200	78,339
Investment Credit Facility 4 from Niaga	—	38,320
Import Sight Letter of Credit (“L/C”) Facility and Investment Credit Facility 2 from Niaga	13,500	7,500
Investment Credit Facility 1 from Niaga	35,199	—
Others	95	—

Total	1,034,497	728,222
Less current maturities	207,135	49,700

Long-term portion	827,362	678,522

a.	Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a new credit facility from Niaga for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per year. The loan has a grace period in the repayment of principal up to the quarter ended June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007. As of December 31, 2004 and 2005, the outstanding balances of the loan amounted to Rp96,200 and Rp78,339, respectively, (of which Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility—see point c below).

The loan is collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 7) and trade receivables from one of Lintasarta’s customers.

Based on addendum No. 215/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, the loan covenant that restricted Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain Debt Service Coverage Ratio of not less than 1.2 : 1.

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

b.	Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a new credit facility amounting to Rp45,000 from Niaga for the purchase of telecommunication equipment. The loan from the facility bears interest at prevailing annual rate of 3-month Certificate of Bank Indonesia plus 3.00%. The loan has a grace period in the repayment of principal for 14 months from the date of loan agreement. The quarterly repayment of the principal will start on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009. As of December 31, 2005, Lintasarta has drawn Rp38,320 from the facility.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The loan is collateralized by all equipment purchased from the proceeds of the credit facility and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

c.	Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta has already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “a” above). This facility expired on December 31, 2004.

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003). Lintasarta has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of December 31, 2005, Lintasarta has fully drawn the amount of this facility.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

Based on addendum No. 214/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, the loan covenant that restricted Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain Debt Service Coverage Ratio of not less than 1.2 : 1.

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

d.	Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained investment credit facility amounting to Rp117,000 from Niaga. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002 and 3% on October 1, 2003). The repayment of the principal started on January 6, 2003, with installments amounting to Rp9,750 payable quarterly up to October 6, 2005. As of December 31, 2004, this loan had an outstanding balance of Rp35,199.

On October 6, 2005, Lintasarta repaid in full the Investment Credit Facility 1 from Niaga.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 7) and time deposit placed in Niaga amounting to Rp10,000 (presented as part of “Non-current Assets—Others”). Based on amendment No. 201/CBG/JKT/2004 dated June 29, 2004 of the credit agreement, the loan is also secured by trade receivables from one of Lintasarta’s customers. Lintasarta is required to obtain written approval from Niaga if:

–	The combined ownership of the Company and YKKBI in Lintasarta shall become less than 51% during the facility period.

–	Lintasarta will obtain new debts (Note 18).

–	Lintasarta will invest in other than Lintasarta’s current business.

Lintasarta is also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current year’s net income.

In addition, on May 31, 2000, Lintasarta obtained Standby L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•	Standby L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount was reduced to US$1,000. The facility has been rolled over until August 6, 2006. As of December 31, 2005, Lintasarta has not used this facility.

•	Bank guarantee facility amounting to US$3,000. On August 6, 2003, this facility was rolled over until August 6, 2004 but the facility amount was reduced to US$500. The facility has been rolled over until August 6, 2006. No drawdowns have been made from the reduced facility as of December 31, 2005.

e.	Overdraft Facility and Revolving Loan from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”), Jakarta Branch

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities, which consist of the following individual amounts, have a combined amount of US$5,000.

•	Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

•	Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures at the maximum period of six months and can be drawn in tranches with minimum amounts of US$500. Interest will be charged on daily balances at 3% per annum and 6.3% per annum below the HSBC Term Lending Rate for the loan denominated in rupiah and U.S. dollar, respectively. Interest is payable on a monthly basis by debiting the Company’s current account.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The Company also obtained treasury facilities as follows:

•	Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap, with a maximum maturity of 5 years.

•	Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with maximum maturity of 3 months.

As of December 31, 2005, the Company has not used these facilities.

The facilities will expire on February 28, 2006.

Based on the loan agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

f.	Loan Facility and Bank Guarantee from Deutsche Bank AG, Jakarta Branch

On August 25, 2005, the Company obtained facilities from Deutsche Bank AG, Jakarta Branch to finance the Company’s general working capital. The facilities consist of the following:

•	Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance will mature at the maximum period of six months and bear interest as follows:

–	The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

–	The interest on each advance with maturities of over three months but less than six months shall be payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

•	Bank guarantee amounting to US$2,000. The loan from the facility matures at the maximum period of one year.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of December 31, 2005, the Company has not used these facilities.

The loan is collateralized by cash deposit/current account placed in Deutsche Bank AG, Jakarta Branch.

Based on the loan agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The scheduled principal payments from 2006 to 2008 of all the loans payable as of December 31, 2005 are as follows:

	Twelve months ended December 31,
	2006	2007	2008	Total
In rupiah
Syndicated Loan Facility 2*
BCA	—	—	611,763	611,763
BNI	—	—	517,645	517,645
Mandiri	—	—	120,592	120,592
Niaga	49,700	58,639	15,820	124,159

Total	49,700	58,639	1,265,820	1,374,159

Less unamortized debts issuance cost				15,686

Net				1,358,473

*	please refer to previous discussion on early repayment option

18.	BONDS PAYABLE

As of December 31, 2004 and 2005, this account consists of:

	2004	2005
Guaranteed Notes Due 2010 (US$300,000)—net of unamortized notes issuance cost of Rp24,629 in 2004 and Rp21,171 in 2005	2,762,371	2,927,829
Third Indosat Bonds in Year 2003 with Fixed Rate—net of unamortized bonds issuance cost of Rp24,830 in 2004 and Rp20,345 in 2005	2,475,170	2,479,655
Guaranteed Notes Due 2012 (US$250,000)—net of unamortized notes discount of Rp15,312 and unamortized notes issuance cost of Rp32,122	—	2,410,066
Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	1,075,000	1,075,000
First Indosat Bonds in Year 2001 with Fixed and Floating Rates	1,000,000	951,500
Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost of Rp8,247	—	806,753
Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost of Rp2,924	—	282,076
Indosat Syari’ah Mudharabah Bonds in Year 2002	175,000	175,000
Limited bonds issued by Lintasarta*	30,436	30,436
Convertible bonds issued by Lintasarta**	6,106	5,526

Total bonds payable	7,524,083	11,143,841
Less current maturities	—	981,936

Long-term portion	7,524,083	10,161,905

*	after elimination of limited bonds amounting to Rp9,564 issued to the Company
**	after elimination of convertible bonds amounting to Rp14,473 issued to and purchased by the Company

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

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

The Notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes issuance cost charged to operations amounted to Rp473 in 2003, Rp3,199 in 2004 and Rp3,458 in 2005.

Based on the latest rating report released in September 2005, the notes currently have BB- and Ba3 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The bonds will mature if the Company exercises the following options:

• Early Settlement Option	:	the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

• Buy-back Option	:	after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A	:	Starting on January 22, 2004 and every quarter thereafter up to October 22, 2008
Series B	:	Starting on January 22, 2004 and every quarter thereafter up to October 22, 2010

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d—SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp749 in 2003, Rp4,613 in 2004 and Rp4,485 in 2005.

Based on the latest rating report released in September 2005, the bonds currently have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear fixed interest rate at 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing on June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

(including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on June 23, 2005.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for general corporate purposes, including capital expenditures.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes discount and issuance cost charged to operations amounted to Rp945 and Rp2,004, respectively, in 2005.

Based on the latest rating report released in July 2005, the notes have BB- and Ba3 ratings made by S&P and Moody’s, respectively.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•	Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•	Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

— Buy Option	:	the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.
— Sell Option	:	the bondholder has the right to ask for early settlement from the Company at 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•	Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2007
Series B	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2032
— Buy Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027
— Sell Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds have idAA+ rating (stable outlook) from Pefindo.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp1,000,000 in Rp50 denomination and will mature on April 12, 2006.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on the latest rating report released in April 2005, the bonds have idAA+ (stable outlook) rating from Pefindo.

On September 12 and 13, 2005, the Company repurchased a portion of the Series A bonds with total principal amount of Rp48,500 at a price which is equal to 101.175% of the principal amount repurchased, plus the accrued and unpaid interest (totalling Rp50,562).

On April 12, 2006, the Company repaid in full the First Indosat Bonds in Year 2001 with Fixed and Floating Rates (Note 41d).

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature if the Company exercises the following options:

• Early Settlement Option	:	the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.
• Buy-back Option	:	after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties and rank pari passu with other unsecured debts.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp540 in 2005.

Based on the latest rating report released in June 2005, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Each bondholder is entitled to a fixed Ijarah return (“Cicilan Imbalan Ijarah”) amounting to Rp8,550, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The bonds will mature if the Company exercises the following options:

• Early Settlement Option	:	the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.
• Buy-back Option	:	after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price.

The proceeds of the bonds are used for capital expenditure to expand the Company’s cellular network.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp193 in 2005.

Based on the latest rating report released in June 2005, the bonds have idAA(sy)+ (stable oulook) rating from Pefindo.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and will mature on November 6, 2007.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue are as follows:

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

Based on the latest rating report released in April 2005, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

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

Convertible Bonds Issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 17).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting July 1, 2004.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2005 are as follows:

	Twelve months ended December 31,
	2006	2007	2008	2010	2011 and thereafter	Total
In U.S. dollar
Guaranteed Notes *
Due 2010 (US$300,000)	—	—	—	2,949,000	—	2,949,000
Due 2012 (US$250,000)	—	—	—	—	2,457,500	2,457,500

Sub-total	—	—	—	2,949,000	2,457,500	5,406,500

In rupiah
Third Indosat Bonds *	—	—	1,860,000	640,000	—	2,500,000
Second Indosat Bonds *	—	875,000	—	—	200,000	1,075,000
First Indosat Bonds	951,500	—	—	—	—	951,500
Fourth Indosat Bonds *	—	—	—	—	815,000	815,000
Syari’ah Ijarah Bonds *	—	—	—	—	285,000	285,000
Syari’ah Bonds	—	175,000	—	—	—	175,000
Limited Bonds of Lintasarta	30,436	—	—	—	—	30,436

Sub-total	981,936	1,050,000	1,860,000	640,000	1,300,000	5,831,936

Convertible Bonds of Lintasarta which will be converted into Lintasarta’s shares of common stock	5,526

Total	11,243,962
Less:
– unamortized notes issuance cost	(53,293)
– unamortized bonds issuance cost	(31,516)
– unamortized notes discount	(15,312)

Net	11,143,841

*	please refer to previous discussion on options for each bond/note

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

19.	CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2004 and 2005 is as follows:

2004

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	41.08
Government of the Republic of Indonesia	776,624,999	77,662	14.69
Directors:
Hasnul Suhaimi	240,000	24	0.01
Wahyu Wijayadi	27,500	3	0.00
Sutrisman	17,500	2	0.00
Others (each holding below 5%)	2,337,148,500	233,715	44.22

Total	5,285,308,500	528,531	100.00

2005

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	40.54
Government of the Republic of Indonesia	776,624,999	77,662	14.50
Commissioner:
Roes Aryawijaya	135,000	14	0.00
Directors:
Wahyu Wijayadi	252,500	25	0.01
Hasnul Suhaimi	240,000	24	0.01
Wityasmoro Sih Handayanto	200,000	20	0.00
Joseph Chan Lam Seng	90,000	9	0.00
Johnny Swandi Sjam	30,000	3	0.00
Raymond Tan Kim Meng	22,500	2	0.00
S. Wimbo S. Hardjito	2,500	—	—
Others (each holding below 5%)	2,407,327,000	240,733	44.94

Total	5,356,174,500	535,617	100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation and acquisition; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Based on a letter from ICL to the Company dated March 2, 2004 regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its B Shares as collateral for a loan facility obtained by STT Communications Limited, the sole shareholder of ICL, from third parties.

Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to:

•	Split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•	Reclassify four A shares resulting from the stock split to B shares

•	Change the exercise price of ESOP Phase I (Note 20) from Rp7,837.2 to Rp1,567.4 (in full amounts) and increase the number of options by 5 times.

In connection with the exercise of ESOP Phase I and Phase II commencing from August 1, 2004 and August 1, 2005, respectively, 178,674,500 B shares have been issued as of December 31, 2005 (Note 20) at a total premium of Rp505,199.

20.	STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares (as restated, Note 19) in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share (as restated) by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting [i.e., Rp1,567.4 (in full amount, as restated)].

The ESOP will be distributed in two phases:

a.	Phase I: 50% of the ESOP shares or 129,437,500 stock options (as restated) will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.	Phase II: 50% of the ESOP shares or 129,437,500 stock options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting [i.e., Rp3,702.6 (in full amount)]. It is also resolved that the undistributed ESOP shares from ESOP Phase I will be reallocated for distribution in ESOP Phase II.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options being forfeited amounting to Rp3,609.

The total fair values of stock options distributed under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

	Phase I		Phase II
Risk-free interest rate	10.00%		8.90%
Expected dividend yield	4.36%		3.50%
Expected volatility	36.50%		37.00%
Expected option period	2 year	s	2 year	s

The Company recognized the following compensation expense relating to ESOP as part of “Operating Expenses—Personnel” (Note 24):

	2003	2004	2005
ESOP Phase I
Five months’ compensation expense	24,809	—	—
Seven months’ compensation expense	—	31,123	—
ESOP Phase II
Five months’ compensation expense	—	64,867	—
Seven months’ compensation expense	—	—	90,738

Total	24,809	95,990	90,738

Since 7,847,000 shares under ESOP Phase I were forfeited, based on the Directors’ Decree dated January 28, 2005, they were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as that for the original ESOP Phase II, which is up to July 31, 2005.

As of December 31, 2005, the number of stock options under ESOP Phase I and Phase II exercised by the employees is 121,428,000 and 57,246,500 shares, respectively (Note 19).

21.	OPERATING REVENUES—CELLULAR

This account consists of:

	2003	2004	2005
Usage charges	3,270,652	4,218,800	4,794,098
Features	1,157,387	2,131,015	2,815,242
Interconnection income	482,274	707,544	746,755
Connection fee	49,431	103,625	191,264
Monthly subscription charges	115,836	130,413	21,048
Others	36,339	50,664	76,544

Total	5,111,919	7,342,061	8,644,951

The above interconnection income includes interconnection income from related parties amounting to Rp466,711, Rp541,660 and Rp464,748 in 2003, 2004 and 2005, respectively (Note 30).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

22.	OPERATING REVENUES—FIXED TELECOMMUNICATION

The “Operating Revenues—Fixed Telecommunication” account represents the Company’s share of revenue from the following:

	2003	2004	2005
International Calls
Incoming calls	902,483	859,146	643,861
Outgoing calls	905,186	595,555	441,256
Fixed Wireless	—	11,366	86,236
Fixed Line	—	71,699	74,405
Others	—	6,918	5,049

Total	1,807,669	1,544,684	1,250,807

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp450,874, Rp640,924 and Rp743,076 in 2003, 2004 and 2005, respectively.

Operating revenues from related parties amounted to Rp906,251, Rp856,929 and Rp368,420 in 2003, 2004 and 2005, respectively. These amounts represent 50.13%, 55.48% and 29.45% of total operating revenues—fixed telecommunication in 2003, 2004 and 2005, respectively (Note 30).

23.	OPERATING REVENUES—MIDI

This account consists of:

	2003	2004	2005
Related parties
Frame net	79,201	98,842	92,840
World link and direct link	62,080	69,658	91,067
Internet	5,522	35,441	87,789
Application services	36,764	41,700	42,507
Leased line	568	11,860	20,961
Digital data network	26,684	28,451	14,838
Satellite lease	26,901	24,998	14,549
Packet net	15,189	14,826	8,419
Others	6,909	15,600	36,084

Sub-total	259,818	341,376	409,054

Third parties
Internet	188,140	253,675	302,452
Frame net	225,108	275,058	296,586
World link and direct link	244,848	216,922	240,909
Satellite lease	118,811	127,934	135,581
Digital data network	112,732	117,256	125,569
Leased line	16,857	81,578	116,485
TV link	13,305	10,985	20,902
Application services	11,008	12,908	18,371

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2003	2004	2005
Packet net	11,508	5,185	4,237
Others	43,624	41,064	23,887

Sub-total	985,941	1,142,565	1,284,979

Total	1,245,759	1,483,941	1,694,033

24.	OPERATING EXPENSES—PERSONNEL

This account consists of:

	2003 (As Restated - Note 4)		2004	2005
Incentives and other employee benefits	220,354		203,228	276,449
Salaries	277,299		262,523	271,246
Employee income tax	127,233		161,167	178,787
Bonuses	151,564		216,987	167,755
Outsourcing	62,258		112,868	128,971
ESOP compensation expense (Note 20)	24,809		95,990	90,738
Postretirement healthcare benefit	11,797		48,133	81,146
Medical expense	30,966		38,110	45,978
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 29)	5,994		13,253	18,861
Pension (Note 29)	53,304		33,931	(3,018)
Early retirement compensation	48,844	*	—	—
Others	8,567		21,194	7,740

Total	1,022,989		1,207,384	1,264,653

*	On April 28, 2003, the Company’s Directors issued Decree No. 28/DIREKSI/2003, “Program for Unconditional Voluntary Resignation due to Change in the Company’s Status and the Company’s Ownership Structure”. Under this decree, employees were offered early retirement option in exchange for separation, appreciation, compensation and other benefits. At the end of the program on June 25, 2003, there were 104 employees who took the option.

The personnel expenses capitalized to properties under construction and installation in 2003, 2004, and 2005 amounted to Rp16,766, Rp18,638 and Rp42,947, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

25.	OPERATING EXPENSES—ADMINISTRATION AND GENERAL

This account consists of:

	2003	2004	2005
Provision for doubtful accounts	144,352	33,786	161,208
Rent	66,340	90,057	90,489
Travel	66,914	55,211	69,225
Training, education and research	28,743	30,673	39,124
Utilities	30,178	27,662	36,932
Insurance	9,530	33,772	35,385
Professional fees	30,339	48,575	32,816
Catering	24,429	29,127	29,850
Communications	32,035	30,140	23,303
Office supplies and stationery	21,415	20,673	22,723
Public relations	7,068	13,809	14,868
Others	36,645	57,862	50,099

Total	497,988	471,347	606,022

26.	OPERATING EXPENSES—COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

	2003	2004	2005
Telkom	638,934	492,132	390,136
Other telecommunications carriers and service providers	85,259	21,223	18,275

Total	724,193	513,355	408,411

The compensation expenses consist of interconnection and other expenses of the Company.

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30, 36 and 37). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues are as follows:

	2003	2004	2005
Domestic
Interconnection revenues	1,483,067	1,123,097	1,252,596
Interconnection charges	(848,184)	(741,430)	(719,741)

Net	634,883	381,667	532,855

Overseas
Revenues from international carriers	1,000,781	1,006,750	909,774
Charges from international carriers	(549,907)	(365,826)	(166,698)

Net	450,874	640,924	743,076

27.	OPERATING EXPENSES—OTHER COSTS OF SERVICES

This account consists of:

	2003	2004	2005
Radio frequency fee	204,801	175,854	352,023
Cost of SIM cards and pulse reload vouchers	221,909	426,497	346,900
Rent	127,205	123,626	171,667
Utilities	71,564	103,090	148,113
Concession fee	70,331	99,763	111,627
USO (Note 36)	21,153	70,376	82,172
Billing and collection	10,490	25,129	66,298
Delivery and transportation	30,795	29,113	44,793
Communications	24,345	25,567	16,170
Wartel (“Phone Kiosk”) commission	8,543	33,481	14,722
Insurance	59,127	19,370	13,799
Cost of software sold	68,312	83,051	—
Impairment loss on property and equipment	1,010	17,637	—
Others	47,819	67,864	93,445

Total	967,404	1,300,418	1,461,729

28.	OTHER EXPENSES—FINANCING COST

This account consists of:

	2003	2004	2005
Interest on loans	825,381	1,075,911	1,240,802
Amortization of debts/bonds issuance cost (Notes 17 and 18)	1,781	17,269	20,256
Bank charges	11,504	4,351	2,761
Amortization of bonds discount (Note 18)	—	—	945

Total	838,666	1,097,531	1,264,764

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

The total premium installments based on the amendment amounted to Rp355,000, which were paid on due dates.

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

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•	An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•	Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•	An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•	If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623 which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•	An increase in basic salary pension by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•	An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•	If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional total premium installments amounting to Rp1,653 which are payable in 10 annual installments starting 2005 until 2015.

The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp65,995, Rp69,216 and Rp73,262 for the years ended December 31, 2003, 2004 and 2005, respectively.

The composition of the net periodic pension cost for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003 (As Restated - Note 4)	2004	2005
Service cost	26,203	34,656	26,354
Interest cost	44,069	49,191	54,533
Net amortization	—	4,829	740
Return on plan assets	(48,398)	(54,745)	(69,957)
Immediate recognition of past service cost—vested benefit	31,430	—	—
Curtailment gain	—	—	(14,688)

Net periodic pension cost (income)	53,304	33,931	(3,018)

The net periodic pension cost for the pension plans for the years ended December 31, 2003, 2004 and 2005 was calculated based on the actuarial valuations as of December 31, 2003, 2004 and 2005, respectively.

The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2003	2004	2005
Annual discount rate	12%	10%	13%
Expected annual rate of return on plan assets	7.5-12%	10%	10%
Annual rate of increase in compensation	6-10%	6-9%	3-9%

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The funded status of the plans as of December 31, 2004 and 2005 is as follows:

	2004	2005
Projected benefit obligation	571,100	498,401
Plan assets at fair value	671,117	718,259

Excess of plan assets over projected benefit obligation	100,017	219,858
Unrecognized actuarial gain	82,175	38,614

Prepaid pension cost	182,192	258,472

Prepaid pension cost—net consists of:

	2004	2005
Prepaid pension:
Current portion (presented as part of “Prepaid Expenses”)
Company	22,905	20,899
Lintasarta	—	1,082

	22,905	21,981
Long-term portion
Company	180,183	235,000
Lintasarta	—	1,491

Accrued pension—
Lintasarta	(187)	—

Other non-current liabilities—
Lintasarta	(20,709)	—

Net	182,192	258,472

Plan assets as of December 31, 2004 and 2005 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10%—20% of their basic salaries while the Company does not contribute to the plans. Total contributions of the employees in 2003, 2004 and 2005 amounted to Rp18,657, Rp20,445 and Rp17,233, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

On June 20, 2000, the Ministry of Manpower issued Decree No. KEP-150/Men/2000 (“KEP-150”) regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Subsequently, KEP-150 was revoked by Labor Law No. 13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this new law at the minimum. As of

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

December 31, 2004 and 2005, the balances of accruals provided by the Companies in accordance with this law amounted to Rp42,841 and Rp56,046, respectively. The accruals provided as of December 31, 2004 and 2005 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

30.	ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount		Percentage to Total Assets/Liabilities (%)
	2004	2005	2004	2005
Cash and cash equivalents
State-owned banks (Note 5)	2,531,973	2,890,855	9.08	8.82

Accounts receivable—trade
Telkom	253,480	157,080	0.91	0.48
PT Televisi Republik Indonesia (Persero) (“TVRI”)	38,505	43,167	0.14	0.13
StarHub Pte. Ltd. (“StarHub”), Singapore	27,597	39,130	0.10	0.12
State-owned banks	20,128	28,350	0.07	0.09
Singapore Telecommunications Ltd (“SingTel”), Singapore	40,593	20,338	0.15	0.06
PT Pos Indonesia	9,238	9,760	0.03	0.03
PT Citra Sari Makmur (“CSM”)	3,542	5,013	0.01	0.02
Telkomsel	41,912	2,733	0.15	0.01
Cable & Wireless Optus (“Optus”), Australia	5,079	892	0.02	0.00
Others	31,691	20,913	0.11	0.06

Total	471,765	327,376	1.69	1.00
Less allowance for doubtful accounts	149,096	150,977	0.53	0.46

Net	322,669	176,399	1.16	0.54

Prepaid expenses
Ministry of Communications and Information Technology	111,458	118,902	0.40	0.36
Jiwasraya	22,905	21,981	0.08	0.07
Kopindosat	—	8,969	—	0.03
Telkom	1,553	—	0.01	—
Others	5,327	2,362	0.02	0.01

Total	141,243	152,214	0.51	0.47

Other current assets
State-owned banks	11,918	18,872	0.04	0.06
Others	—	865	—	0.00

Total	11,918	19,737	0.04	0.06

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2004	2005	2004	2005
Due from related parties—net
Key management personnel	28,435	18,567	0.10	0.06
Telkomsel	9,602	7,048	0.03	0.02
Kopindosat	6,207	6,197	0.02	0.02
Optus	2,356	104	0.01	0.00
PT Yasawirya Indah Mega Media (“YIMM”)	10,413	—	0.04	—
PT Kalimaya Perkasa Finance (“Kalimaya”)	10,401	—	0.04	—
Others	3,628	238	0.01	0.00

Total	71,042	32,154	0.25	0.10
Less allowance for doubtful accounts	23,089	1,753	0.08	0.01

Net	47,953	30,401	0.17	0.09

Long-term prepaid pension
Jiwasraya	180,183	236,491	0.65	0.72

Long-term advances
Kopindosat	17,613	4,328	0.06	0.02
Others	1,246	1,341	0.01	0.00

Total	18,859	5,669	0.07	0.02

Non-current assets—others
Telkom	26,016	26,086	0.09	0.08
State-owned banks	12,613	1,200	0.05	0.00
Others	2,675	—	0.01	—

Total	41,304	27,286	0.15	0.08

Short-term loans
Mandiri	3,524	—	0.02	—

Accounts payable—trade
Telkomsel	—	22,716	—	0.12
Telkom	5,940	6,000	0.04	0.03
Others	15,641	1,746	0.11	0.01

Total	21,581	30,462	0.15	0.16

Procurement payable
Kopindosat	57,539	44,853	0.39	0.24
PT Industri Telekomunikasi Indonesia	9,667	27,669	0.07	0.15

Total	67,206	72,522	0.46	0.39

Accrued expenses
Ministry of Communications and Information Technology	220,989	147,096	1.51	0.80
BNI	—	12,303	—	0.07
Key management personnel	25,077	8,995	0.17	0.05
Kopindosat	15,055	7,893	0.10	0.04
Telkom	6,987	1,740	0.05	0.01
Others	1,684	—	0.01	—

Total	269,792	178,027	1.84	0.97

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2004	2005	2004	2005
Due to related parties
Comnet	4,782	4,597	0.03	0.02
PT Pos Indonesia	—	4,100	—	0.02
TVRI	2,262	2,262	0.02	0.01
State-owned banks	2,125	1,875	0.01	0.01
Kopindosat	1,635	1,518	0.01	0.01
Telkom	12,989	450	0.09	0.00
PT Industri Telekomunikasi Indonesia	66	8	—	0.00
Others	15,202	1,797	0.10	0.02

Total	39,061	16,607	0.26	0.09

Loans payable (including current maturities)
State-owned banks	928,015	630,251	6.32	3.41
Others	988	—	0.01	—

Total	929,003	630,251	6.33	3.41

Other non-current liabilities
Ministry of Communications and Information Technology	145,991	145,991	0.99	0.79
Telkomsel	16,436	14,773	0.11	0.08
Jiwasraya	20,709	—	0.14	—
Others	1,260	2,832	0.01	0.02

Total	184,396	163,596	1.25	0.89

	Amount				Percentage to Respective Income or Expenses (%)
	2003	2004	2005		2003	2004	2005
Operating revenues
Telkom	920,102	1,140,163	806,211		11.18	10.93	6.96
State-owned banks	123,413	221,727	184,291		1.50	2.13	1.59
Telkomsel	301,221	198,126	59,121		3.66	1.90	0.51
StarHub	41,340	15,141	37,860		0.50	0.15	0.33
SingTel	110,293	39,300	29,162		1.34	0.38	0.25
Lembaga Kantor Berita Negara Antara	2,176	22,933	21,324		0.03	0.22	0.18
CSM	7,648	8,607	11,192		0.09	0.08	0.10
PT Angkasa Pura	2,680	5,717	6,334		0.03	0.05	0.05
PSN	3,915	5,283	3,949		0.05	0.05	0.03
PT Garuda Indonesia	1,032	6,559	3,255		0.01	0.06	0.03
Ministry of Communications and Information Technology	2,890	3,339	486		0.04	0.03	0.00
Optus	13,530	5,540	(1,029)		0.16	0.05	(0.01)
PT Infokom Elektrindo (formerly “PT Elektrindo Nusantara”)	15,014	16,604	—	*	0.18	0.16	—	*
Sistelindo	8,991	4,254	—	*	0.11	0.04	—	*
Mobisel	1,615	—	—	*	0.02	—	—	*
Advance Info Service Public Co.	2,575	—	—	*	0.03	—	—	*
Others	74,345	46,672	80,066		0.90	0.45	0.70

Total	1,632,780	1,739,965	1,242,222		19.83	16.68	10.72

*	No longer affiliates

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2003	2004	2005	2003	2004	2005
Operating expenses
Personnel (as restated—Note 4)
Key management personnel	78,902	160,003	108,190	1.34	2.21	1.36
Jiwasraya	53,304	33,931	(3,018)	0.91	0.47	(0.04)

Total	132,206	193,934	105,172	2.25	2.68	1.32

Maintenance
Kopindosat	2,128	5,769	14,788	0.04	0.08	0.19
PT Industri Telekomunikasi Indonesia	595	—	3,096	0.01	—	0.04
SingTel	1,180	2,216	1,950	0.02	0.03	0.02
StarHub	986	165	—	0.02	0.00	—

Total	4,889	8,150	19,834	0.09	0.11	0.25

Administration and general
Kopindosat	1,318	10,388	49,478	0.02	0.14	0.62
UGBDN	5,114	4,567	4,066	0.09	0.06	0.05
Kantor Pos dan Giro Besar I	8,410	—	133	0.14	—	0.00
Others	5,133	3,443	29,872	0.09	0.05	0.38

Total	19,975	18,398	83,549	0.34	0.25	1.05

Compensation to telecommunications carriers and service providers
Telkom	638,934	492,132	390,136	10.86	6.80	4.91
Others	9,809	525	—	0.17	0.01	—

Total	648,743	492,657	390,136	11.03	6.81	4.91

Leased circuits
Comnet	9,464	31,979	32,523	0.16	0.44	0.41
SingTel	6,724	18,289	19,529	0.11	0.25	0.25
StarHub	—	2,477	6,796	—	0.03	0.09
Others	—	18,227	—	—	0.25	—

Total	16,188	70,972	58,848	0.27	0.97	0.75

Other costs of services
Ministry of Communications and Information Technology	296,285	345,993	545,822	5.04	4.78	6.88
Pemda DKI Jakarta	1,911	1,642	77	0.03	0.02	0.00
Others	4,076	8,186	2,555	0.07	0.11	0.03

Total	302,272	355,821	548,454	5.14	4.91	6.91

Other income (expenses)
Interest income (expense)—net
State-owned banks	(8,576)	(41,609)	33,376	1.08	4.56	2.57
Others	—	3,265	37,231	—	(0.36)	2.86

Net	(8,576)	(38,344)	70,607	1.08	4.20	5.43

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The following are the significant agreements/transactions with related parties:

a.	State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company and Sisindosat also obtained loans from Mandiri and BNI (Note 17).

b.	Telkom

(1)	a. Fixed telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•	Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•	The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•	Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp82 per record of outgoing call, as compensation for billing processing (Note 26).

•	The compensation arrangement for the services provided is based on interconnection tariffs (Note 36) determined by the Ministry of Communications.

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks.

The principal matters covered by the agreement are as follows:

•	Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•	The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•	The Company and Telkom are responsible for their respective telecommunications facilities.

•	The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•	Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing.

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

Satelindo and IM3 also have agreements with Telkom for the interconnection of Satelindo and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 36).

(2)	In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

(3)	In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the fourth amendment agreement dated April 8, 2005. Transponder lease expense charged to operations amounted to Rp19,282 in 2003, Rp14,516 in 2004 and Rp8,025 in 2005 which is presented as part of “Operating Expenses—Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

	Amount			Percentage to Respective Income or Expenses (%)
	2003	2004	2005	2003	2004	2005
Net operating revenues	920,102	1,140,163	806,211	11.18	10.93	6.96

Operating expenses	638,934	492,132	390,136	10.85	6.80	4.92

c.	Telkomsel

The Company, Satelindo and IM3 have has interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreements which provide the following:

•	The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

Interconnection revenues earned from Telkomsel for the years ended December 31, 2003, 2004 and 2005 amounted to Rp285,488, Rp185,210 and Rp29,933, respectively, which are net of interconnection charges amounting to Rp364,550, Rp431,543 and Rp653,645, respectively.

d.	Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

e.	Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Companies to their employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees. The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2004 and 2005 amounted to Rp28,435 and Rp18,567, respectively, and are presented as part of “Due from Related Parties”, while those given to non-key management personnel amounting to Rp2,355 and Rp3,597 as of December 31, 2004 and 2005 are presented as part of “Accounts Receivable—Others” for the current portion, and Rp129,671 and Rp122,281 as of December 31, 2004 and 2005, respectively, as “Long-term Receivables” for the long-term portion.

f.	Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house and equipment rental and other services principally to the Company.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

As of December 31, 2004 and 2005, Kopindosat has investments in the following entities:

	Equity Interest (%)
	2004	2005
PT Puri Perkasa Farmindo	95.00	95.00
PT Duta Sukses Utama	90.00	90.00
PT Mutiara Data Caraka Lintas	15.00	15.00
Lintasarta	0.66	0.66
Sisindokom (formerly Sisindosat)	0.53	0.53
IMM	0.50	0.50

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees which is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

g.	PSN

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

The relationship and nature of account balances/transactions with other related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	TVRI	Affiliate	Operating revenues—MIDI and marketing expenses

2.	StarHub	Affiliate	Operating revenues—international calls

3.	SingTel	Affiliate	Operating revenues—international calls

4.	PT Pos Indonesia	Affiliate	Operating revenues—MIDI

5.	CSM	Affiliate	Operating revenues—MIDI

6.	Optus	Affiliate	Operating revenues—international calls

7.	Ministry of Communications and Information Technology	Government agency	Operating revenues—MIDI and concession fee

8.	YIMM	Associated company	Interest-bearing loan

9.	Kalimaya	Associated company	Interest-bearing loan

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/ Transactions
9.	Kalimaya	Associated company	Interest-bearing loan

10.	PT Industri Telekomunikasi Indonesia	Affiliate	Procurement payable

11.	Comnet	Affiliate	Other cost of services—rent of transmission channel

12.	Lembaga Kantor Berita Negara Antara	Affiliate	Operating revenues—MIDI

13.	PT Angkasa Pura	Affiliate	Operating revenues—MIDI

14.	PT Garuda Indonesia	Affiliate	Operating revenues—MIDI

15.	UGBDN	Affiliate	Rent expense

31.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2003	2004	2005
Numerator for basic and diluted earnings per share (as restated—Note 4):
Income before extraordinary item	1,582,024	1,633,208	1,623,481
Extraordinary item—net of deferred tax effect	4,499,947	—	—

Net Income	6,081,971	1,633,208	1,623,481

Denominator—number of shares
Denominator for basic earnings per share:
Weighted-average number of shares outstanding during the year (including effect of exercise of ESOP Phase I and Phase II in 2004 and 2005)	1,035,500,000	5,202,760,294	5,253,249,519
Effect of stock split (Note 19)	4,142,000,000	—	—

Denominator for basic earnings per share—adjusted weighted-average number of shares after effect of stock split (as restated) and effect of exercise of ESOP Phase I and Phase II in 2004 and 2005	5,177,500,000	5,202,760,294	5,253,249,519
Dilutive effect of ESOP (Note 20):
Phase I	6,519,066	—	—
Phase II	—	4,646,308	—

Denominator for diluted earnings per share (as restated)	5,184,019,066	5,207,406,602	5,253,249,519

Basic earnings per share (as restated)
Income before extraordinary item	305.56	313.91	309.04
Extraordinary item	869.13	—	—

Net income per share	1,174.69	313.91	309.04

Diluted earnings per share (as restated)
Income before extraordinary item	305.17	313.63	309.04
Extraordinary item	868.04	—	—

Net income per share	1,173.21	313.63	309.04

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

32.	DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others:

a.	Approve the utilization of 2002 net income (before restatement—Note 4) as follows:

—	54% for reinvestment and working capital

—	1% for reserve fund

—	45% for dividend or Rp29.23 per share (as restated, Note 19)

b.	Pay the dividend on August 1, 2003, except payment of dividend for the Government which would be made in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved to, among others:

a.	Approve the utilization of 2003 net income (before restatement—Note 4) as follows:

—	51% for reinvestment and working capital

—	1% for reserve fund

—	48% for dividend or Rp145.55 per share

b.	Pay the dividend on July 29, 2004, except payment of dividend for the Government which would be made in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 8, 2005, the stockholders resolved to, among others:

a.	Approve the utilization of 2004 net income as follows:

—	49% for reinvestment and working capital

—	1% for reserve fund

—	50% for dividend or Rp154.23 per share

b.	Pay the dividend on July 15, 2005, except payment of dividend for the Government which will be made in accordance with the prevailing laws and regulations.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

33.	DERIVATIVES

During 2004 and 2005, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values as of December 31, 2004 and 2005:

	Notional Amount (US$)	Fair Value (Rp)
		2004		2005
		Receivable	Payable	Receivable	Payable
Cross Currency Swap:

a. Goldman Sachs Capital Market, L.P., New York (“GSCM”) (1)	50,000	—	—	—	—
b. GSCM (1)	25,000	—	—	—	—
c. GSCM (1)	25,000	—	—	—	—
d. Standard Chartered Bank, Jakarta Branch	25,000	—	10,194	20,053	—
e. GSCM (2)	100,000	—	110,203	—	—
f. JPMorgan Chase Bank, Singapore Branch (“JPMorgan”) (3)	25,000	—	20,915	—	—
g. Goldman Sachs International (“GSI”)	100,000	—	—	55,260	—
h. GSI	25,000	—	—	3,908	—
i. GSI	75,000	—	—	—	1,303
j. Merrill Lynch Capital Market Bank Limited (“MLCMB”)	25,000	—	—	—	2,863
k. MLCMB	25,000	—	—	—	7,373

Sub-total		—	141,312	79,221	11,539

Interest Rate Swap:

l. Barclays Capital, London (“Barclays”) (4)	50,000	—	19,745	—	—
m. ABN-AMRO Bank, N.V., London Branch (“ABN”) (5)	25,000	1,051	—	—	—
n. GSCM (1)	25,000	—	—	—	—
o. ABN (5)	25,000	—	14,363	—	—
p. The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC”) (2)	25,000	1,051	—	—	—
q. ABN (2)	50,000	—	—	—	—

Sub-total		2,102	34,108	—	—

Total		2,102	175,420	79,221	11,539

(1)	terminated in 2004
(2)	terminated in May 2005
(3)	terminated in October 2005
(4)	terminated in April 2005
(5)	terminated in January 2005

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The net change in fair value of the swap contracts totalling Rp170,451 and Rp44,209 in 2004 and 2005, respectively, is presented as “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses) in the consolidated statements of income. “Derivative Assets” presented under current assets amounted to Rp2,102 and Rp79,221 as of December 31, 2004 and 2005, respectively, and “Derivative Liabilities” presented under current liabilities amounting to Rp175,420 and Rp11,539 as of December 31, 2004 and 2005, respectively.

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.	On January 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp419,400 for US$50,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate. The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 2.125% (subject to a maximum of 3.64%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 5.90%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 2.125% per annum. Total swap cost in 2004 amounted to Rp8,313, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$2,340 to GSCM for the termination payment and to roll over the US$2,340 outstanding balance under the contract into a new cross currency swap contract (Note 33e).

b.	On February 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the termination date on October 30, 2010, a total of Rp210,000 for US$25,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate. The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 1.75% (subject to a maximum of 3.65%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 6.20%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 1.75% per annum. Total swap cost in 2004 amounted to Rp3,996, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$1,020 to GSCM for the termination payment and to roll over the US$1,020 outstanding balance under the contract into a new cross currency swap contract (Note 33e).

c.	On March 31, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the termination date on October 30, 2010, a total of Rp211,250 for US$25,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate. The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 0.95% per annum. Total swap cost in 2004 amounted to Rp3,083, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$4,140 to GSCM for the termination payment and to roll over the US$4,140 outstanding balance under the contract into a new cross currency swap contract (Note 33e).

d.	On April 23, 2004, the Company entered into a cross currency swap contract with Standard Chartered Bank, Jakarta Branch. Based on the contract, the Company will swap at the termination date on November 5, 2008, a total of Rp214,625 for US$25,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap costs amounted to Rp5,086 and Rp13,865 in 2004 and 2005, respectively, which are presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

e.	On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM (Notes 33a, 33b and 33c above). Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provided for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at 6-month U.S. dollar LIBOR plus 2.62% per annum. Total swap costs amounted to Rp10,797 and Rp29,142 in 2004 and 2005, respectively, which are presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

As of December 31, 2004, the Company had transferred margin deposit to GSCM’s account amounting to US$8,750 which was charged to restricted cash, a component of “Other Current Assets” account.

On May 13, 2005, the Company terminated its cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,508). The payment was made May 16, 2005.

f.	On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•	If the spot rate at termination date is less than Rp14,000 to US$1 (in full amounts), the Company will swap at the termination date on November 5, 2010, a total of Rp225,000 for US$25,000.

•	If the spot rate at termination date is higher than Rp14,000 to US$1 (in full amounts), the Company will swap at the termination date on November 5, 2010, a certain rupiah amount [i.e., equivalent to US$25,000 multiplied by exchange rate of Rp9,000 (in full amount) plus the excess of actual spot rate over Rp14,000 (in full amount)] for US$25,000.

The contract provided for the Company to make semi-annual payments every May 5 and November 5 up to termination date at the fixed rate of 5% of Rp225,000 per annum. Total swap cost amounted to Rp5,687 in 2005, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract provided early termination option for JPMorgan and the Company on November 5, 2008 or November 5, 2009.

On October 28, 2005, the Company terminated its cross currency swap contract with JPMorgan. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,792), which was made on November 1, 2005.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

g.	On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments every May 5 and November 5 up to termination date, at (i) fixed rate of 6.96% for US$50,000 and at (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (ii) the amount of US$11,750 on May 13, 2008. Total swap cost amounted to Rp34,979 in 2005, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

h.	On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to termination date, at the fixed rate of 4.30% of US$25,000 per annum. Total swap cost amounted to Rp5,642 in 2005, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

i.	On August 22, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting June 22, 2005. Based on the contract, the Company will swap at termination date on June 22, 2012, a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000.

The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 3.28% of US$75,000 per annum. Total swap cost amounted to Rp12,180 in 2005, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

j.	On September 20, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting September 22, 2005. Based on the contract, the Company will receive, at termination date on June 22, 2012, the following:

•	If the rupiah/US$ spot rate at termination date is less than Rp9,500 to US$1 (in full amounts), the Company will receive zero amount from MLCMB.

•	If the rupiah/US$ spot rate at termination date is greater than Rp9,500, but less than or equal to Rp14,000 to US$1 (in full amounts), the Company will receive a certain U.S. dollar amount which equals to US$25,000 multiplied by (1—Rp9,500/rupiah/US$ spot rate) (in full amount).

•	If the rupiah/US$ spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts), the Company will receive a certain US$ amount which equals to US$25,000 multiplied by (Rp14,000—Rp9,500)/rupiah/US$ spot rate (in full amounts).

The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 2.99% of US$25,000 per annum. Total swap cost amounted to Rp3,640 in 2005, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

k.	On November 16, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting November 18, 2005. Based on the contract, the Company will swap at the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

termination date on June 22, 2012, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 5.50% of US$25,000 per annum. Total swap cost amounted to Rp1,265 in 2005, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

All cross-currency swap contracts with GSI (Notes 33g, 33h and 33i) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant Credit Events. Upon the occurrence of any of these Credit Events, the Company’s obligations and those of GSI under these swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

l.	On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined annual (subsequently changed to semi-annual*) range. The range was to be predetermined annually (subsequently changed to semi-annually*) up to 2010 and would take effect on May 5 (subsequently changed to May 5 and November 5*) of each year. The swap income arising from this transaction amounted to Rp17,524 in 2004, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract provided early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

On April 15, 2005, the Company terminated its interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124). The payment was made on April 21, 2005.

m.	On April 19, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 0.25%, in exchange for 7.75% per annum times the actual number of days on which the 6-month U.S. dollar LIBOR was less than the upper limit. The upper limit was to be pre-determined semi-annually up to 2008 and would take effect on May 5 and November 5 of each semester. The swap income arising from this transaction amounted to Rp6,867 in 2004, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract allowed ABN to terminate the contract, every May 5 and November 5, commencing on May 5, 2006.

On January 20, 2005, ABN preterminated this contract (Note 33q).

*	effective on September 15, 2004

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

n.	On April 26, 2004, the Company and GSCM entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every April 30 and October 30 up to the termination date on October 30, 2010, 6-month U.S. dollar LIBOR minus 0.25% (subject to a maximum of 7.64%) plus a Contingent Spread, in exchange for 7.75% per annum. The Contingent Spread was to be pre-determined semi-annually up to 2010 and would take effect on April 30 and October 30 of each semester. The swap income arising from this transaction amounted to Rp6,431 in 2004, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract provided early termination option for GSCM, every April 30 and October 30, commencing on October 30, 2004 up to October 30, 2008.

On October 30, 2004, GSCM terminated this contract.

o.	On May 6, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounted to Rp1,672 in 2004, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

On January 20, 2005, ABN preterminated this contract (Note 33q).

p.	On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounted to Rp1,648 and Rp9,174 in 2004 and 2005, respectively, which is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

On May 12, 2005, the Company terminated its interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065). The payment was made on May 13, 2005.

q.	On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000 to unwind its existing 2 interest rate swap contracts with ABN (Notes 33m and 33o). Based on the contract which was effective starting May 5, 2005, the existing interest rate swap contracts and all related cash flows were cancelled effective January 20, 2005 and the fair value of the existing interest rate swap contracts as of January 20, 2005 was transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S.dollar LIBOR was located in the pre-determined ranges up to the termination date.

On May 12, 2005, the Company terminated its interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494). The payment was made on May 13, 2005.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

34.	COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2005, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$156,199, EUR246,142 (in full amount, equivalent to US$292) and Rp1,046,437 (Note 41k).

The significant commitments on capital expenditures are as follows:

•	On July 28, 2005, the Company entered into Supply and Installation Agreement of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands with PT Alcatel Indonesia, Alcatel CIT, and Alcatel Italia (“Alcatel”), whereby Alcatel agreed to provide equipment and services in the installation of Cellular Transmission (PDH and SDH Microwave Radio) for total contract amounts of US$12,356 and Rp47,580.

As of December 31, 2005, the Company has issued several Purchase Orders (“POs”) which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$2,180 and Rp34,697 as of December 31, 2005.

•	On July 4, 2005, the Company entered into a Base Station Subsystem (“BSS”) Back-up Plan Agreement with Siemens AG (“Siemens”), whereby Siemens agreed to provide equipment and services in the installation of BSS for total contract amounts of US$10,176 and Rp60,627.

As of December 31, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$1,062 and Rp27,048 as of December 31, 2005.

•	On July 1, 2005, the Company entered into 2005—2008 BSS Expansion Agreement with PT Nokia Networks (“Nokia”), whereby Nokia agreed to provide equipment and services in the installation of BSS for total contract amounts of US$76,282 and Rp175,608.

As of December 31, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$17,661 and Rp37,457 as of December 31, 2005.

•	On July 1, 2005, the Company entered into 2005 BSS Roll-out Agreement for Sulawesi, Maluku and Papua with Huawei Tech Investment Co. Ltd. and PT Huawei Tech Investment (“Huawei”), whereby Huawei agreed to provide equipment and services for the installation of BSS for total contract amounts of US$9,264 and Rp30,726.

As of December 31, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$4,234 and Rp30,726 as of December 31, 2005.

•	On June 24, 2005, the Company entered into a Supply and Installation Agreement of PDH Microwave Radio for Sulawesi, Maluku and Papua with PT Industri Telekomunikasi Indonesia (“PT INTI”), whereby PT INTI agreed to provide equipment and services in the installation of PDH Microwave Radio for total contract amounts of US$6,269 and Rp28,932.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

As of December 31, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$5,015 and Rp27,486 as of December 31, 2005.

•	On March 15, 2005, the Company entered into Supply and Installation of BSS, MSC and IN Expansion Agreements with Ericsson, whereby Ericsson agreed to provide equipment and services in the installation of BSS, MSC and IN. These agreements have been amended from time to time, the latest amendment of which was made on December 13, 2005. The total contract prices, as amended, under these agreements amounted to US$61,968 and Rp61,800.

As of December 31, 2005, the Company has issued several POs which relate to the purchase commitment under these agreements. The POs that have not been served amounted to US$25,614 and Rp47,075 as of December 31, 2005.

•	On April 15, 2004, the Company entered into a Construction of Single Network Jabotabek Area Agreement with PT Ericsson Indonesia and Ericsson AB (“Ericsson”), whereby Ericsson agreed to provide equipment and services in the construction of a single network for the Company’s GSM telecommunication system for contract amounts of US$95,951 and Rp194,087.

As of December 31, 2005, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amounted to US$9,127 and Rp3,347 as of December 31, 2005.

b.	In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. Subsequently, on April 25, 2005, the Company was discharged as the CBP.

As of December 31, 2005, the balance of the funds (including interest earned) amounted to US$22,421. Besides the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

c.	Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

On June 15, 2005, the MOF, in its letter No. S-1680/AP/2005, reconfirmed the Company’s penalties amounting to Rp63,535 and requested the Company to immediately settle the penalties.

As of December 31, 2004 and 2005, the Company has not accrued any penalties on the dividends because, in the opinion of the Company’s legal counsels, the Company has assurance that it may not be liable to pay such penalties.

35.	TARIFF SYSTEM

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

b.	Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

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

36.	INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

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

Based on regulation No. 28 year 2005 dated July 5, 2005 of the Government of the Republic of Indonesia, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of annual gross revenues. Based on the decision letter of the Ministry of Communications and Information Technology, bad debts and compensation to other telecommunication carriers can be deducted in computing annual gross revenues. The Company applied the new tariff starting January 1, 2005 (Note 27).

b.	Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

e.	Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to December 31, 2005, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged—Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 37).

f.	Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by regulation No. 08/Per/M.KOMINF/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology on cost-based interconnection fees.

2.	Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

37.	INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel, see Note 30). The principal matters covered by the agreements are as follows:

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

The agreements are renewable annually.

As of December 31, 2005, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged—Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection charges (revenues)—net incurred (earned) by the Company from the operators are as follows:

	2003	2004	2005
Excelcom	(5,787)	18,955	30,239
Komselindo	(675)	(3,992)	(3,432)

Total	(6,462)	14,963	26,807

38.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of December 31, 2005 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

	Amount in U.S. Dollar	Equivalent Rupiah *
Assets:
Cash and cash equivalents	281,796	2,770,055
Accounts receivable
Trade	100,500	987,915
Others	878	8,630
Derivative assets	8,059	79,220
Other current assets	797	7,835
Due from related parties	528	5,190
Non-current assets—others	1,316	12,936

Total assets	393,874	3,871,781

Liabilities:
Accounts payable—trade	10,001	98,310
Procurement payable	177,701	1,746,801
Accrued expenses	26,392	259,433
Derivative liabilities	1,174	11,540
Bonds payable	550,000	5,406,500

Total liabilities	765,268	7,522,584

Net liabilities position	371,394	3,650,803

*	translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

39.	SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the year to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Other Services	Segment Total
2003 (As Restated—Note 4)
Operating Revenues
Revenues from external customers	5,111,919	1,807,669	1,245,759	64,259	8,229,606
Inter-segment revenues	58,947	14,016	125,640	64,307	262,910

Total revenues	5,170,866	1,821,685	1,371,399	128,566	8,492,516
Inter-segment revenues elimination					(262,910)

Operating revenues—net					8,229,606

Income
Operating income (loss)	1,962,438	422,821	23,808	(61,172)	2,347,895
Gain on foreign exchange—net					200,050
Interest income					147,712
Equity in net income of associated companies					33,771
Income tax benefit—net					17,828
Financing cost					(838,666)
Amortization of goodwill					(252,907)
Others—net					(51,162)

Income before Extraordinary Item and Minority Interest in Net Income of Subsidiaries					1,604,521

Other Information
Segment assets	15,071,457	1,858,703	2,337,131	177,740	19,445,031
Unallocated assets					9,930,445
Inter-segment assets elimination					(3,316,284)

Assets—net					26,059,192

Segment liabilities	10,608,375	1,013,702	702,488	86,045	12,410,610
Unallocated liabilities					4,154,944
Inter-segment liabilities elimination					(2,546,244)

Liabilities—net					14,019,310

Capital expenditure	3,841,999	140,514	335,211	1,786	4,319,510
Depreciation and amortization	1,549,599	159,762	325,557	3,088	2,038,006

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Other Services	Segment Total
2004
Operating Revenues
Revenues from external customers	7,342,061	1,544,684	1,483,941	59,420	10,430,106
Inter-segment revenues	(100,282)	100,282	176,778	134,339	311,117

Total revenues	7,241,779	1,644,966	1,660,719	193,759	10,741,223
Inter-segment revenues elimination					(311,117)

Operating revenues—net					10,430,106

Income
Operating income (loss)	2,438,107	575,709	269,935	(85,685)	3,198,066
Gain on sale of investment in associated company					286,204
Interest income					187,430
Gain on sale of other long-term investment					110,929
Equity in net income of associated companies					61,489
Financing cost					(1,097,531)
Income tax expense					(724,554)
Amortization of goodwill					(226,347)
Loss on change in fair value of derivatives—net					(170,451)
Loss on foreign exchange—net					(66,116)
Others—net					99,085

Income before Extraordinary Item and Minority Interest in Net Income of Subsidiaries					1,658,204

Other Information
Segment assets	20,490,078	1,803,385	3,003,617	160,567	25,457,647
Unallocated assets					6,058,820
Inter-segment assets elimination					(3,644,000)

Assets—net					27,872,467

Segment liabilities	13,861,414	1,069,168	977,572	65,908	15,974,062
Unallocated liabilities					1,508,706
Inter-segment liabilities elimination					(2,794,893)

Liabilities—net					14,687,875

Capital expenditure	4,611,015	507,556	790,817	1,271	5,910,659
Depreciation and amortization	2,209,323	182,040	425,002	2,292	2,818,657

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Other Services	Segment Total
2005
Operating revenues
Revenues from external customers	8,644,951	1,250,807	1,694,033	—	11,589,791
Inter-segment revenues	(115,727)	115,727	269,462	—	269,462

Total operating revenues	8,529,224	1,366,534	1,963,495	—	11,859,253
Inter-segment revenues elimination					(269,462)

Operating revenues—net					11,589,791

Income
Operating income	2,639,498	615,091	397,328	—	3,651,917
Interest income					215,103
Gain on sale of investment in associated company					14,625
Gain on sale of other long-term investments—net					1,204
Equity in net income of associated companies					86
Financing cost					(1,264,764)
Income tax expense					(697,924)
Amortization of goodwill					(226,352)
Loss on foreign exchange—net					(79,932)
Loss on change in fair value of derivatives—net					(44,209)
Others—net					85,117

Income before Extraordinary Item and Minority Interest in Net Income of Subsidiaries					1,654,871

Other Information
Segment assets	28,303,265	1,149,005	3,269,091	—	32,721,361
Unallocated assets					6,410,391
Inter-segment assets elimination					(6,344,619)

Assets—net					32,787,133

Segment liabilities	19,857,524	904,541	960,832	—	21,722,897
Unallocated liabilities					2,142,746
Inter-segment liabilities elimination					(5,393,838)

Liabilities—net					18,471,805

Capital expenditure	6,330,401	306,349	661,197	—	7,297,947
Depreciation and amortization	2,431,356	214,206	434,643	—	3,080,205

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

40.	ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

41.	SUBSEQUENT EVENTS

a.	On January 11, 2006, the Company entered into a cross currency swap contract with Standard Chartered Bank, Jakarta Branch which is effective starting January 2, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp236,250 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 4.78% of US$25,000 per annum.

b.	On January 11, 2006, IFB, a wholly owned subsidiary of the Company, released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010 (Note 18).

The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012.

The proposed amendment to the indenture includes, among others, the change in the limit of the permitted debt that can be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding Notes.

The consent fee amounted to US$3 (full amount) per US$1,000 (full amount).

c.	Based on decree No.19/KEP/M.KOMINFO/2/2006 dated February 14, 2006 of the Ministry of Communications and Information Technology, the Company has been determined as one of the winners in the selection of IMT-2000 cellular network providers using 2.1 GHz radio frequency bandwidth (known as “third generation (3G) of mobile communication technology”) for 1 block (2 x 5MHz) of frequency.

As a winner, the Company is obliged, among others, to pay the upfront and radio frequency fee for the first year totalling Rp352,000 in 30 days from the date of the decree.

On March 24, 2006, the Company paid the upfront and radio frequency fee for the first year totalling Rp352,000.

d.	On April 12, 2006, the Company repaid in full the First Indosat Bond in Year 2001 amounting to Rp951,500 for the principal amount and Rp42,927 for the last quarterly interest.

e.	Based on a shareholder’s resolution dated April 20, 2006 of Indosat Singapore Pte., Ltd. (“ISP”) a Company subsidiary, the Company agreed to make capital injection totaling US$650 [equivalent to SG$1,075,750 (full amount)]. The Company fully transferred such amount to ISP’s book accounts on April 26, 2006.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

f.	Based on a shareholders’ circular resolution of PT Satelindo Multimedia (“SMM”), a subsidiary, SMM will be subject to liquidation effective May 5, 2006.

g.	On May 12, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting May 12, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp217,500 for US$25,000. The contract provides for the Company to make semi-annual payments until the termination date of swap premium at the fixed annual rate of 3.45% of US$25,000.

h.	On May 12, 2006, the Company obtained a new credit facility from Finish Export Credit Ltd. (“FEC”) amounting to US$38,000 with ABN Amro Bank N.V., Jakarta Branch as the “arranger” and ABN Amro Bank N.V., Stockholm Branch as the “facility agent”. The proceeds from the loan will be used for the purchase of telecommunications equipment. The loan bears fixed interest at a fixed annual rate of 4.15% and will mature 5 years after the first drawdown date. The repayment of the loan and its interest will be made in semi-annual installments. Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

i.	On May 18, 2006, Indonesia Communications Pte. Ltd., Singapore, a wholly-owned subsidiary of STT Communications Limited, acquired 0.86% ownership in the Company by purchasing 46,340,000 shares from the market.

j.	Up to May 18, 2006, 13,845,500 additional stock options from ESOP Phase II have been exercised by the employees (Note 20).

k.	As of May 18, 2006, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,230 to US$1 (in full amounts), while as of December 31, 2005, the average buying and selling rate was Rp9,830 to US$1 (in full amounts). On the basis of the rate as of May 18, 2006, the Companies earned foreign exchange gain amounting to approximately Rp222,836 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2005 (Note 38).

The foreign currency liabilities, net of foreign currency assets, should not be construed as representations that these have been, could have been, or could in the future be, converted into rupiah, at the rate on May 18, 2006 or any other rate of exchange, and could result in the above mentioned foreign exchange gain.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2005 as disclosed in Note 34a would approximate Rp1,444,412 if translated at the rate as of May 18, 2006.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

42.	RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2003 and 2004 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2005 consolidated financial statements:

As Previously Reported	As Reclassified	Amount
2003
Operating revenues—other services	Operating revenues—MIDI	17,425

Operating expenses—other cost of services	Operating revenues—cellular	(5,661)

2004
Non-current assets—others	Cash and cash equivalents	16,653
	Current assets—other current assets	87,967

Accrued expenses	Other non-current liabilities	168,082
Operating expenses—compensation to telecommunications carriers and service providers	Operating revenues—fixed telecommunication	(10,248)
Operating expenses—other cost of services	Operating revenues—cellular	(108,716)
	Other income (expenses)—others—net	36,643

43.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

On February 21, 2006, the Companies issued their consolidated financial statements prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Subsequent to that date, the Companies have prepared the following information, in this note and Note 44, relating to the nature and effect on net income and stockholders’ equity of the differences between Indonesian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Additional U.S. GAAP disclosures are made in Note 45.

a.	Capitalization of Foreign Exchange Losses—Net of Gain

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

b.	Interest Capitalizable to Properties under Construction and Installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e., properties under construction and installation) is that the interest should be attributable to the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

qualifying asset. The capitalization of a parent company’s interest expense into a subsidiary’s asset is not allowed under Indonesian GAAP. The Company did not capitalize interest incurred on its debt, the proceeds of which were not used to acquire qualifying assets.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”, does not specify that interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP will result in additional depreciation recognized under U.S. GAAP.

Further, U.S. GAAP requires capitalization of a parent company’s interest expense for all qualifying expenditures.

c.	Pension Plan

Under Indonesian GAAP, the Companies follow SAK 24 (Revised 2004) (Notes 2q and 4). In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, the Companies follow SFAS No. 87, “Employers’ Accounting for Pensions”, which was initially applied in January 1991. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service life of the employees.

d.	Postretirement Benefits

Prior to 2004, under Indonesian GAAP, there were no strict requirements for recognition of an employer’s liability for healthcare plans granted to employees for the period subsequent to retirement.

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers also postretirement benefits. The initial implementation of this accounting pronouncement was applied retrospectively which required restatement against the beginning balance of retained earnings of the earliest comparative period presented (Note 4).

Under U.S. GAAP, the Companies account for these benefits over the estimated service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions”.

e.	Landrights

In Indonesia, except for ownership rights (“Hak Milik”) granted to individuals, the title to land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through landrights, whereby the holder of the rights enjoys the full use of the land for a stated period of time, subject to extensions. The Companies expect that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. Additionally, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

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

Under Indonesian GAAP, goodwill is amortized using the straight-line method over the useful life of the goodwill.

Under U.S. GAAP, goodwill is not amortized but subjected to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets”.

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

This represents the difference in the minority stockholders’ proportionate share in the 2003 net income of IM3 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisition of the minority interest in the Subsidiaries (Note 1d).

k.	Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control

Under Indonesian GAAP, due to the retrospective application of SAK 38 (Revised 2004) (Note 4), the Company realized the gain from transactions with Telkom to “Extraordinary Item—Realized Gain on

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

Difference in Value from Restructuring Transactions of Entities under Common Control” (previously this gain was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”, a component of stockholders’ equity).

Under U.S. GAAP, the Company should record the gain/loss resulting from transactions with previously under-common-control parties starting only from the time of the loss of the common control status. Accordingly, the realized gain from transaction with Telkom prior to the loss of the common control status on March 15, 2003 credited to “Extraordinary Item—Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” was reversed under U.S. GAAP.

l.	Others

Other adjustments represent individually insignificant adjustments for differences between Indonesian GAAP and U.S. GAAP.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

44.	RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS’ EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2003, 2004 and 2005 and to stockholders’ equity as of December 31, 2004 and 2005 which are required to reconcile net income and stockholders’ equity in accordance with Indonesian GAAP to U.S. GAAP:

	2003 (As Restated- Note 4)	2004	2005
	Rp	Rp	Rp	US$ (Note 3)
Net income presented in the consolidated financial statements prepared under Indonesian GAAP	6,081,971	1,633,208	1,623,481	165,156

U.S. GAAP adjustments
Increase (decrease) due to:
Capitalization of interest expense	68,705	229,804	258,876	26,335
Amortization of goodwill	246,094	226,348	226,348	23,026
Deferred connection fees—net of recognized amounts	(11,949)	(37,486)	54,119	5,505
Equity in net income of associated companies	5,691	51,221	28,996	2,950
Minority interest	977	255	13,075	1,330
Capitalization on foreign exchange losses—net of gain	(607)	—	—	—
Depreciation	96,663	72,830	(198,267)	(20,170)
Deferred income tax effect of U.S. GAAP adjustments	2,862,436	(182,445)	(96,116)	(9,778)
Net periodic pension cost	15,898	(15,098)	(18,929)	(1,926)
Amortization of landrights	(11,641)	(9,506)	(10,925)	(1,111)
Net periodic postretirement benefit cost	(1,237)	56	(1,344)	(137)
Realized gain on difference in value from restructuring transactions of entities under common control	(7,411,702)	—	—	—
Preacquisition income	(9)	—	—	—
Others	24,210	(44,425)	(3,761)	(381)

Net adjustments	(4,116,471)	291,554	252,072	25,643

Net income in accordance with U.S. GAAP	1,965,500	1,924,762	1,875,553	190,799

Basic earnings per share	379.62	369.95	357.03	0.04

Diluted earnings per share	378.91	369.62	353.27	0.04

Basic earnings per ADS (50 B shares per ADS)	18,981.17	18,497.51	17,851.36	1.82

Diluted earnings per ADS	18,945.33	18,481.00	17,663.52	1.80

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

	2004	2005
	Rp	Rp	US$ (Note 3)
Stockholders’ equity presented in the consolidated financial statements prepared under Indonesian GAAP	13,184,592	14,315,328	1,456,290

U.S. GAAP adjustments
Increase (decrease) due to:
Amortization of goodwill	1,143,524	1,369,872	139,356
Capitalization of interest expense	449,777	708,653	72,091
Pension cost	153,184	134,255	13,657
Accumulated depreciation	310,404	112,137	11,407
Accrued postretirement benefit cost	16,067	14,723	1,498
Equity in net income of associated companies	(95,455)	—	—
Deferred tax impact of U.S. GAAP adjustments	(631,386)	(727,502)	(74,008)
Deferred connection fees—net of amortization	(145,861)	(91,742)	(9,333)
Amortization of landrights	(52,547)	(63,472)	(6,457)
Capitalization of foreign exchange losses—net of gain	(26,856)	(26,856)	(2,732)
Preacquisition income	(14,303)	(14,303)	(1,455)
Minority interest	(17,060)	(3,985)	(405)
Reversal of deferred tax liabilities on difference in transactions of equity changes in Satelindo and Bimagraha as a result of merger	(1,293)	(1,293)	(132)
Others	22,217	18,456	1,878

Net adjustments	1,110,412	1,428,943	145,365

Stockholders’ equity in accordance with U.S. GAAP	14,295,004	15,744,271	1,601,655

Following are the accounts in the 2004 reconciliation between net income and stockholders’ equity determined under Indonesian and U.S. GAAP which have been reclassified to conform with the presentation of accounts in 2005:

As Previously Reported	As Reclassified	Amount
Equity in net income of associated companies	Accumulated depreciation	202,730
	Deferred connection fees—net of amortization	14,346
	Amortization of landrights	935

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

45.	ADDITIONAL U.S. GAAP DISCLOSURES

The following information is presented on the basis of U.S. GAAP:

a.	Valuation and Qualifying Accounts

The following summarizes the activities in the Companies’ valuation and qualifying accounts:

2003

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:
Accounts receivable
Trade
Related parties
Others	44,108	10,531	—	54,639
Others	—	17,773	—	17,773
Due from related parties	77,905	16	(255)[a]	77,666

Allowance for decline in value of:
Short-term investments	—	25,395	—	25,395
Investments in associated companies	90,781	709	(8,000)[b]	83,490
Long-term investments	252,943	—	(5,127)[c]	247,816
Valuation allowance—deferred tax assets	20,269	273	—	20,542

Total	486,006	54,697	(13,382)	527,321

[a]	deduction of allowance for doubtful accounts due to write-off of receivable
[b]	deduction of allowance for decline in value of investment in associated companies due to sale of investment
[c]	deduction of allowance for decline in value of long-term investment due to write-off of investment

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

2004

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Reclassification*	Effect of Foreign Exchange Adjustment	Balance at End of Year
Allowance for doubtful accounts:
Accounts receivable
Trade
Related parties
Others	54,639	12,516	(724)[a]	—	(4,219)	62,212
Others	17,773	(654)	—	22,270	339	39,728
Due from related parties	77,666	(32,307)	—	(22,270)	—	23,089

Allowance for decline in value of:
Short-term investments	25,395	—	—	—	—	25,395
Investments in associated companies	83,490	16,779	(25,057)[b]	—	—	75,212
Long-term investments	247,816	—	(26,249)[c]	—	—	221,567
Valuation allowance—deferred tax assets	20,542	31,690	—	—	—	52,232

Total	527,321	28,024	(52,030)	—	(3,880)	499,435

*	reclassification of accounts receivable—trade from previous related parties which became third parties in 2004
[a]	deduction of allowance for doubtful accounts due to write-off of receivable
[b]	deduction of allowance for decline in value of investment in associated companies due to sale of investment
[c]	deduction of allowance for decline in value of long-term investment due to write-off of investment

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2003, 2004 and 2005

(Expressed in millions of rupiah and thousands of U.S. dollars, except share and tariff data)

2005

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Effect of Foreign Exchange Adjustment	Balance at End of Year
Allowance for doubtful accounts:
Accounts receivable
Trade
Related parties
Others	62,212	(7,305)	(846)[a]	7,431	61,492
Others	39,728	2,549	(8,237)[a]	535	34,575
Due from related parties	23,089	(280)	(21,714)[a]	658	1,753

Allowance for decline in value of:
Short-term investments	25,395	8,589	—	—	33,984
Investments in associated companies	75,212	—	(18,912)[b]	—	56,300
Long-term investments	221,567	—	(121,590)[c]	—	99,977
Valuation allowance—deferred tax assets	52,232	(14,912)	(32,612)[d]	—	4,708

Total	499,435	(11,359)	(203,911)	8,624	292,789

[a]	deduction of allowance for doubtful accounts due to sale of investment in subsidiary
[b]	deduction of allowance for decline in value of investment in associated companies due to sale and write-off of investment
[c]	deduction of allowance for decline in value of long-term investment due to write-off of investment
[d]	deduction of valuation allowance for deferred tax assets due to sale of investment in subsidiary

b.	Consolidated Statements of Cash Flows

Under U.S. GAAP, payment for termination of swap contract with GSCM (Note 33e) amounting to US$11,750 (equivalent to Rp111,508) which was classified as part of Cash Flows From Investing Activities under Indonesian GAAP, should be classified as Cash Flows From Financing Activities for U.S. GAAP purpose in accordance with FAS 149, “Amendment of FASB Statement No. 133 on Derivative and Hedging Activities”. Consequently, under U.S. GAAP, the amounts of Net Cash Used in Investing Activities and Net Cash Used Provided by Financing Activities are Rp6,808,664 and Rp2,136,545, respectively.

46.	COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on May 18, 2006.