Form 20-F
period 2006-12-31
PT Indosat Tbk
filed 2007-05-10
CIK 929700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission file number: 1-3330

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

Series A shares, par value Rp100 per share	1
Series B shares, par value Rp100 per share	5,433,933,499

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

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2006, which was Rp9,020 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on May 9, 2007 was approximately Rp8,872 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

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

“3G”	third-generation telecommunications services

“analog”	a signal, whether voice, video or data, which is transmitted in similar, or analogous signals; commonly used to describe telephone transmission and/or switching services that are not digital

“ARPU”	Average Revenue Per User, an evaluation statistic for a network operator’s subscriber base

“ATM”	Asynchronous Transfer Mode, the standard packet-switching protocol for transmitting and receiving data via uniform 53-byte cells, allowing for data transmission speeds surpassing 600 MBps

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

“IDD”	International Direct Dialing, a telecommunications service that allows a user to make international long-distance calls without using an operator

“interconnection”

practice of allowing a competing telecommunications operator to connect its network to the network or network elements of certain other telecommunications operators to enable the termination of traffic originated by customers of the competing telecommunications operator’s network to the customers of the other telecommunications operator’s network

“IP VPN”

Internet Protocol Virtual Private Network, a service which enables subscribers to establish the equivalent of an international private automatic branch exchange, or PABX, system, allowing international abbreviated dialing and other PABX features

“ISP”	Internet Service Provider, a company that provides access to the Internet by providing the interface to the Internet backbone

“Kbps”	kilobits (103) per second, a measure of digital transmission speed

“LAN”	Local Area Network, a short-distance network designed to connect computers within a localized environment to enable the sharing of data and other communication

“Mbps”	megabits (106) per second, a measure of digital transmission speed

“MMS”	Multimedia Messaging Services, a cellular telecommunications system that allows SMS messages to include graphics, audio or video components

“media gateway”	a translation unit between telecommunications networks using different standards, such as PSTN, next generation networks and radio access networks

“MIDI”	multimedia, data communications and Internet

“MPLS”

Multi-Protocol Label Switching, a data communication network platform technology that increases the efficiency of data traffic flow through a traffic management pattern that classifies data based on its application

“network infrastructure”

the fixed infrastructure equipment consisting of optical fiber cable, copper cable, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals from and to subscriber equipment and/or between wireless networks and fixed networks

“Node B”	a BTS for a 3G network

“PSTN”	Public Switched Telephone Network, a fixed telephone network operated and maintained by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

“RIO”

Reference Interconnect Offer, a regulatory term covering all facilities including interconnection tariffs, technical facilities and other administrative issues offered by one telecommunications operator to other telecommunications operators for interconnection access.

“roaming”

the cellular telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region with cellular network coverage provided by a third-party provider

RNC	Radio Network Controllers, the controlling equipment in a 3G network that coordinates the operation of multiple Node Bs

v

“SIM” or “SIM card”	Subscriber Identity Module, the “smart” card designed to be inserted into a mobile handset containing all subscriber-related data such as phone numbers, service details and memory for storing messages

“SMS”	Short Message Service, a means to send or receive alphanumeric messages to or from mobile handsets

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

“x.25”	a widely used data packet-switching standard that has been partially replaced by frame relay services

PART I

Item 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:	KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. This financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The year-end financial information is based upon our audited consolidated financial statements as of December 31, 2002, 2003, 2004, 2005 and 2006 and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. Our audited consolidated financial statements as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been audited by Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global.

In 2004, we changed our method of accounting for liabilities relating to employee benefits and for the realization of gains from certain transactions with Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, or Telkom, which changes resulted in a restatement of our 2002 and 2003 consolidated financial statements.

Such audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Notes 43, 44 and 45 of the notes to our audited consolidated financial statements contained elsewhere herein, which provide a description of certain material differences between Indonesian GAAP and U.S. GAAP, as they relate to us and a reconciliation to the amount of U.S. GAAP net income for each of the years ended December 31, 2004, 2005 and 2006 and the amount of U.S. GAAP stockholders’ equity as of December 31, 2005 and 2006.

	For the years ended December 31,
	Restated 2002 Rp.	Restated 2003 Rp.	2004 Rp.	2005 Rp.	2006 Rp.	2006 US$(1)
	(Rp. in billions and US$ in millions, except per share and per ADS)
Income Statement Data:
Indonesian GAAP:
Operating revenues:
Cellular	3,271.7	5,111.9	7,342.1	8,645.0	9,227.5	1,023.0
MIDI	1,263.0	1,245.7	1,483.9	1,694.0	1,902.6	210.9
Fixed telecommunication	2,137.9	1,807.7	1,544.7	1,250.8	1,109.3	123.0
Other services	94.4	64.3	59.4	—	—	—

Total operating revenues	6,767.0	8,229.6	10,430.1	11,589.8	12,239.4	1,356.9

Total operating expenses	4,889.6	5,881.7	7,232.0	7,937.9	8,840.7	980.1
Operating income	1,877.4	2,347.9	3,198.1	3,651.9	3,398.7	376.8
Other income (expense):
Gain on sale of investment in associated company	—	—	286.2	14.6	—	—
Interest income	822.3	147.7	187.4	215.1	212.8	23.6
Gain on sale of other long-term investment	—	—	110.9	1.2	—	—
Gain (loss) on foreign exchange—net	393.8	200.1	(66.1)	(79.9)	304.4	33.7
Loss on change in fair value of derivatives—net	—	—	(170.5)	(44.2)	(438.8)	(48.6)
Amortization of goodwill	(693.1)	(252.9)	(226.3)	(226.4)	(226.5)	(25.1)
Financing cost	(586.1)	(838.7)	(1,097.5)	(1,264.8)	(1,248.9)	(138.5)
Provision for doubtful interest receivable from the convertible bonds	(287.8)	—	—	—	—	—
Adjustment of accounts receivable—trade from Telkom	(118.0)	—	—	—	—	—
Others income (expense)—net	(130.5)	(51.2)	99.1	85.1	21.0	2.4

Total other income (expense)—net	(599.4)	(795.0)	(876.8)	(1,299.2)	(1,375.8)	(152.5)

Equity in net income of associated companies	72.3	33.8	61.5	0.1	(0.2)	(0.0)
Minority interest in net income of subsidiaries	(27.2)	(22.5)	(25.0)	(31.4)	(36.5)	(4.0)
Income tax benefit (expense)—net	(776.5)	17.8	(724.6)	(697.9)	(576.1)	(63.9)
Extraordinary item	—	4,500	—	—	—	—
Pre-acquisition income(7)	(205.9)	—	—	—	—	—
Net income	340.7	6,082.0	1,633.2	1,623.5	1,410.1	156.3
Weighted average number of shares outstanding	5,177,500,000	5,177,500,000	5,202,760,294	5,253,249,519	5,404,654,859	5,404,654,859
Operating income from operations per share	362.6	453.5	614.7	695.2	628.8	0.07
Diluted earning per share	65.8	1,173.2	313.6	309.0	258.8	0.03
Before extraordinary items	65.8	305.2	313.6	309.0	258.8	0.03
After extraordinary items	—	868.0	—	—	—	—
Basic earnings per share(2)
Before extraordinary items	65.8	305.6	313.9	309.0	260.9	0.03
After extraordinary items	65.8	1,174.7	313.9	309.0	260.9	0.03
Dividends declared per share(2)	29.2	145.6	154.23	149.32	—	—
Dividends declared per share (in US$)(2)(4)	0.003	0.015	0.016	0.017	—	—
Dividends declared per ADS (in US$)(2)(3)(4)	0.16	0.77	0.80	0.83	—	—
U.S. GAAP:(5)
Net income	883.5	1,965.5	1,924.8	1,875.6	1,751.0	194.1
Basic earnings per share(2)	170.6	379.6	370.0	357.0	324.0	0.04
Basic earnings per ADS(2)(3)	8,532.1	18,981.2	18,497.5	17,851.4	16,199.3	1.80
Diluted earnings per share	170.6	378.9	369.6	353.3	321.9	0.04
Diluted earnings per ADS	8,532.1	18,945.3	18,481.0	17,663.5	16,097.2	1.78

	As of December 31,
	Restated 2002 Rp.	Restated 2003 Rp.	2004 Rp.	2005 Rp.	2006 Rp.	2006 US$(1)
	(Rp. in billions and US$ in millions)
Balance Sheet Data:
Indonesian GAAP:
Assets
Current assets	5,084.8	7,461.1	6,573.1	7,527.0	5,665.4	628.1
Due from related parties	125.6	33.4	48.0	30.4	23.3	2.6
Deferred tax assets—net	127.3	136.6	33.2	44.2	46.6	5.2
Long-term investments	433.8	382.9	135.3	3.2	8.8	0.9
Property and equipment—net	11,759.3	14,093.1	17,243.2	21,564.8	24,963.0	2,767.5
Goodwill and other intangible assets—net	3,711.9	3,344.9	3,012.6	2,682.6	2,645.4	293.3
Other non-current assets	609.5	607.2	827.1	934.9	876.2	97.2
Net assets	10,566.7	12,187.0	13,349.0	14,491.0	15,402.4	1,707.6

Total assets	21,852.2	26,059.2	27,872.5	32,787.1	34,228.7	3,794.8

Liabilities
Current liabilities	3,279.5	3,426.6	4,492.8	5,431.4	6,803.2	754.2
Due to related parties	20.7	38.3	39.1	16.6	29.4	3.2
Deferred tax liabilities—net	449.0	1.7	489.1	865.7	1,244.5	138.0
Long term debts	3,357.2	2,910.5	1,588.1	1,308.8	1,504.8	167.0
Bonds payable	3,957.0	7,268.7	7,524.1	10,161.9	8,734.0	968.3
Other non current liabilities	221.8	226.4	390.3	511.8	510.4	56.6
Total liabilities	11,285.4	13,872.2	14,523.4	18,296.1	18,826.3	2,087.3
Minority interest	134.4	147.1	164.5	175.7	200.6	22.2
Capital stock	517.8	517.8	528.5	535.6	543.4	60.2
Stockholders’ equity	10,432.3	12,039.9	13,184.6	14,315.3	15,201.8	1,685.3

Total liabilities and stockholders’ equity	21,852.2	26,059.2	27,872.5	32,787.1	34,228.7	3,794.8

Amount of outstanding shares	5,177,500,000	5,177,500,000	5,285,308,500	5,356,174,500	5,433,933,500	5,433,933,500
U.S. GAAP:(5)
Total assets	22,508.6	27,352.5	30,045.1	35,414.4	36,990.9	4,101.0
Total stockholders’ equity	10,901.2	12,858.7	14,295.0	15,744.3	16,574.8	1,837.6

	As of December 31,
	2002	2003	2004	2005	2006
Operating Data:(6)
Percentage increase (decrease) from prior period:
Operating revenues	31.70%	21.61%	26.74%	11.12%	5.6%
Operating income	2.55	25.06	36.21	14.19	(6.9)
Net income	(76.55)	1,685.08	(73.15)	(0.60)	(13.1)
Total assets	(2.22)	18.44	6.96	17.63	4.4
Total stockholders’ equity	(2.86)	15.55	9.51	8.58	6.2
Operating ratios (expressed as a percentage):
Operating income to operating revenues	27.74	28.53	30.66	31.51	27.77
Operating income to stockholders’ equity	18.00	19.50	24.26	25.51	22.36
Operating income to total assets	8.59	9.01	11.47	11.14	9.93
Net profit margin	5.03	73.90	15.66	14.01	11.52
Return on equity	3.27	50.52	12.39	11.34	9.28
Return on assets	1.56	23.34	5.86	4.95	4.12
Financial ratios (expressed as a percentage):
Current ratio	155.1	217.74	146.30	138.58	83.28
Debt to equity ratio	77.20	86.35	72.03	87.34	75.13
Total liabilities to total assets	51.64%	53.23%	52.11%	55.80%	55.00%

(1)	Translated into U.S. dollars based on a conversion rate of Rp9,020 = US$1.00, the Indonesian Central Bank Rate on December 31, 2006. See “—Exchange Rate Information” below.
(2)	Basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Indonesian rupiah and U.S. dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the weighted average number of shares outstanding, after considering the effect of the stock split.
(3)	The basic earnings and dividends declared per ADS data is calculated on the basis that each ADS represents fifty shares of common stock and does not make allowance for withholding tax to which the holders of the ADSs will be subject.
(4)	Calculated using the Indonesian Central Bank Rate on each dividend payment date.
(5)	U.S. GAAP amounts reflect adjustments resulting principally from differences in the accounting treatment of capitalization of interest expense, capitalization of net foreign exchange losses, revenue recognition, equity in net income (loss) of associated companies, amortization of goodwill, amortization of landrights, post-retirement benefit cost, pension plan, gain on difference in value from restructuring transactions of entities under common control and deferred income tax effect of U.S. GAAP adjustments.
(6)	Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.
(7)	Income on an equity investment from beginning of the year to the date the investment was acquired during the year.

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	High	Low
Period
2002	8,940	9,261	10,320	8,730
2003	8,465	8,571	8,908	8,279
2004	9,290	8,985	9,415	8,441
2005	9,830	9,751	10,310	9,165
2006	9,020	9,141	9,395	8,775
2007
January	9,090	9,067	9,135	8,950
February	9,160	9,068	9,160	9,045
March	9,118	9,163	9,225	9,100
April	9,083	9,098	9,120	9,080
May (through May 9)	8,872	8,946	9,038	8,831

Source:	Bank Indonesia
(1)	The annual average exchange rates are calculated as averages of each monthly period-end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining the stability of the Indonesian rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene. The exchange rate was Rp9,290 = US$1.00, Rp9,830 = US$1.00 and Rp9,020 = US$1.00 as of December 31, 2004, 2005 and 2006, respectively. On May 9, 2007, the exchange rate was Rp8,872 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

Our performance and the quality and growth of our customer base and service offerings necessarily depend on the health of the overall Indonesian economy. Indonesia’s gross domestic product, or GDP, grew at an annual rate of approximately 4.4% in 2002, 4.7% in 2003, 5.0% in 2004, 5.7% in 2005 and 5.5% in 2006. Despite recent GDP growth, the Government continues to have a large fiscal deficit and a high level of sovereign debt, and its foreign currency reserves are modest. In addition, the Indonesian rupiah continues to be volatile and has poor liquidity, and although the Indonesian banking sector continues to improve, it faces challenges due to historically high levels of non-performing loans. The Indonesian Central Bank (Bank Indonesia) has stated that during 2006 the Indonesian economy was marked by overall macroeconomic stability, as reflected by an annual inflation rate of 6.6% and an appreciating exchange rate and economic growth. Nevertheless, the Board of Governors’ meeting also identified various structural deficiencies in the Indonesian economy, including a weak investment climate, inadequate infrastructure and bureaucratic difficulties resulting in slow investment growth, low productivity and low production efficiency. The interest rate for one-month Bank Indonesia certificates, or SBI, was at a peak of 70.8% in July 1998, and had decreased to 9.75% by the end of 2006 and 9.25% by early 2007.

In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including the tsunami in Pangandaran, the earthquake in Jogya and the hot mud eruption and subsequent flooding in east Java. More recently, in February 2007, Jakarta experienced significant flooding. Government funding requirements to areas affected by the Asian tsunami in late December 2004 and such other natural disasters, as well as increasing oil prices, may cause inflation as well as the Government’s fiscal deficit to increase.

Any such increased volatility or slowdown or negative growth could have a material adverse effect on our business, financial condition, results of operations and prospects.

Political and social instability may adversely affect us

Since the collapse of President Soeharto’s regime in 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability as well as general social and civil unrest on certain occasions in the past few years.

For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Wahid and former President Megawati, as well as in response to specific issues, including fuel tariff increases, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations have been generally peaceful, some have turned violent. In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity rates and telephone charges. In both instances, the Government was forced to drop or substantially reduce the proposed increases.

Regional political instability remains problematic. In April 2006, hundreds of people were involved in a violent protest directed at Freeport’s gold mining operations in the province of Papua. During the protest, three policemen were killed and many security and civilian personnel were injured. In addition, separatist leaders of Papua renewed calls for the province to separate from Indonesia. Recently, political instability in Poso, a district in the province of Central Sulawesi, has intensified. Political and social unrest may occur due to political and social instability in Poso and other regions. Political and related social developments in Indonesia have been unpredictable in the past, and we cannot assure you that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize the country, thereby adversely affecting our business, financial condition, results of operations and prospects

Since 2002, several bombing incidents have taken place in Indonesia, most significantly in October 2002 in Bali, a region of Indonesia previously considered safe from the unrest affecting other parts of the country. Other bombing incidents, although on a lesser scale, have also been committed in Indonesia on a number of occasions over the past few years, including at shopping centers and places of worship. In April 2003, a bomb exploded outside the main United Nations building in Jakarta, and in May 2003, a bomb exploded in front of the domestic terminal at Jakarta International Airport. In August 2003, a bomb exploded at the JW Marriott Hotel in Jakarta, and in September 2004, a bomb exploded in front of the Australian embassy in Jakarta. More recently, bomb blasts in Central Sulawesi killed at least 21 people and injured at least 60 people. Most recently, on October 1, 2005, bomb blasts in Bali killed at least 23 people and injured at least 101 others. Indonesian, Australian and U.S. government officials have indicated that these bombings may be linked to an international terrorist organization. Demonstrations have taken place in Indonesia in response to plans for and subsequent to U.S., British and Australian military action in Iraq. The Indonesian authorities are still investigating these incidents. Further terrorist acts may occur in the future. Terrorist acts may, for example, be directed at foreigners in Indonesia. Violent acts arising from, and leading to, instability and unrest have had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia relies heavily on funding from multinational lenders, and the inability to obtain such funding would have adverse consequences for Indonesia and us

In 1997, the Government sought financial assistance from the International Monetary Fund, or the IMF, to confront the economic crisis in Indonesia and, in October 1997, the IMF agreed to provide financial assistance to Indonesia contingent upon the implementation of numerous economic reforms. The IMF disbursed funds to the Government from late 1997, although disbursements were from time to time delayed. When the IMF withheld disbursement of funds, it did so on the basis that the Government had not adequately complied with the terms of its then-current letter of intent, which imposed various conditions to funding such as completion of certain asset sales and implementation of various reforms. On October 12, 2006, the Government accelerated the repayment of its debt to the IMF in the amount of US$7.6 billion.

In addition to the IMF, the World Bank has been an important source of funding for Indonesia. The World Bank has expressed concern that the slow pace of institutional reforms in Indonesia, as well as the Government’s decentralization plan and particularly the empowerment of provincial governments to borrow, could lead to the central Government’s inability to service its debts. The World Bank’s lending program is subject to regular compliance reviews and can be reduced or withdrawn at anytime. As of December 31, 2006, the Government owed approximately US$7.9 billion to the World Bank.

The members of the Paris Club, and the former Consultative Group in Indonesia, or CGI, have also been important sources of funding for the Government. The Paris Club is an informal voluntary group of creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations. The CGI was a group of donor countries and international organizations which met annually to coordinate donor assistance to Indonesia. The Government has several times successfully rescheduled its foreign debt. However, from 2004, the Paris Club has publicly stated that it will no longer reschedule debt owed to its members or to other creditors by the Government as a result of the Government’s decision to end the IMF program. In January 2007, the Government decided to end its participation with the CGI and has announced its intention to conduct direct discussions with creditors regarding the Government’s external debt. As of December 31, 2006, the Government’s outstanding external debt was US$66.0 billion.

Given the Government’s significant fiscal deficit and modest foreign exchange reserves, the inability of the Government to obtain adequate funding as a result of the termination of the Government’s IMF program, a reduction or elimination of funding from the World Bank, or other institutions or countries, could have adverse economic, political and social consequences in Indonesia, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot assure you that the Government will be able to obtain alternative funding to replace the funding previously provided by the IMF or to supplement a reduction or elimination of funding from other sources.

Labor activism and unrest may adversely affect our business

In March 2003, the Government enacted a manpower law and implementing regulations allowing employees to unionize. The liberalization of regulations permitting the formation of labor unions combined with weak economic conditions has resulted, and will likely continue to result in, labor unrest and activism in Indonesia. Recently, the Government proposed to amend the manpower law in a manner which, in the view of labor activists, would result in reduced pension benefits, the increased use of outsourced employees and prohibitions on unions to conduct strikes. Though the proposal has been suspended, a new Government regulation addressing lay-offs of workers will soon become effective. Labor unrest and activism could disrupt our operations and could adversely affect the financial condition of Indonesian companies in general and the value of the Indonesian rupiah relative to other currencies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998 to less than Rp10,000 per U.S. dollar in 2006, it may experience volatility again in the future. The Indonesian rupiah has generally been freely convertible and transferable (except that Indonesian banks may not transfer Indonesian rupiah to persons outside of Indonesia who lack a bona fide trade or investment purpose). However, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian rupiah or by using its foreign currency reserves to purchase Indonesian rupiah. We cannot assure you that the current floating exchange rate policy of Bank Indonesia will not be modified, that further depreciation of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur, or that the Government will take additional action to stabilize, maintain or increase the value of the Indonesian rupiah, or that any of these actions, if taken, will be successful.

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

We currently hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating expenses and annual payments of U.S. dollar-denominated principal and interest payments. In an effort to manage our foreign currency exposure and lower our overall funding costs, we entered into several foreign currency swap contracts with three separate international financial institutions in 2005. In addition, we entered into five foreign currency swap contracts and two interest rate swap contracts with four international financial institutions in 2006. For these contracts, we pay either a LIBOR-linked floating rate or a fixed rate premium. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc., or Moody’s, and Standard & Poor’s Rating Services, or Standard & Poor’s, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. Indonesia’s sovereign foreign currency long-term debt is currently rated “B1 outlook” by Moody’s and “BB-” by Standard & Poor’s. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

We cannot assure you that Moody’s or Standard & Poor’s or any other statistical rating organization will not downgrade the credit ratings of Indonesia or Indonesian companies, including us. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Indonesian rupiah-denominated debt would also likely increase.

Indonesian accounting standards differ from those in the United States

We prepare our consolidated financial statements in accordance with Indonesian GAAP, which differs from U.S. GAAP. As a result, our consolidated financial statements and reported earnings could be significantly different from those that would be reported under U.S. GAAP. We have prepared a reconciliation to U.S. GAAP of our consolidated net income for each of the years ended December 31, 2004, 2005 and 2006 and our consolidated stockholders’ equity as of December 31, 2005 and 2006, which reconciliation appears in Note 44 to our consolidated financial statements included elsewhere in this annual report.

We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, including certain judgments, on us within the United States

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to foreign capital invested companies, and all of our significant assets are located in Indonesia. In addition, several of our Commissioners and substantially all of our Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may be difficult for investors to effect service of process, including judgments, on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States, or upon other bases.

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

Risks Relating to Us

We operate in a legal and regulatory environment that is undergoing significant reforms. These reforms may result in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants and changes to the competitive structure of the telecommunications industry. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the reform of the Indonesian telecommunications sector continues, other competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. In January 2007, the Government implemented new interconnection regulations and a new five-digit access code system for VoIP services. In the future, the Government may announce or implement other regulatory changes that may adversely affect our business and our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business, financial condition, results of operations and prospects.

As a dominant telecommunications operator, our tariffs for network and cellular services are subject to Government approval and may be adjusted to our disadvantage, thereby resulting in an adverse effect on us

The Ministry of Communications and Information Technology (formerly the Ministry of Communications) is the principal regulator of the telecommunications industry in Indonesia and, historically, has been responsible for the setting and adjustment of tariff levels. Regulated tariffs have included activation fees, monthly fees, airtime usage fees for postpaid cellular services, domestic and international long-distance telephony rates and interconnection fees. Pursuant to regulations issued in February 2007, the Government established a formula-based guideline for telecommunications operators that set a floor for tariffs on retail cellular services and a ceiling for tariffs on interconnection and fixed services, but certain interpretative rules regarding the tariff formulation have not been clarified, and we understand the Government plans to amend such tariff formulas. On January 1, 2007, the Government implemented a new cost-based interconnection regime, which defined operators controlling more than 25% of the market share as “dominant operators,” and required such dominant operators to extend interconnection offers to other telecommunications operators approved by the Government. The Government may assess and periodically review the tariffs proposed by dominant operators for approval. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the Government regarding their tariffs and may implement such tariffs for its customers without Government approval. By the end of 2006, the Government had approved the RIOs of Telkom, Telkomsel and us. We cannot assure you that Government approval of our RIO will continue in the future. Moreover, the disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, including increased flexibility to establish lower tariffs and offer lower pricing terms to their customers, which could adversely affect our business, financial condition, results of operations and prospects.

A failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to the PSTN for termination and origination of cellular telephone calls to and from fixed-line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. The limited interconnection facilities of the PSTN available to us have adversely affected our business in the past and may adversely affect our business in the future.

Because of interconnection capacity constraints, our cellular customers have at times experienced blocked calls. We cannot assure you that these interconnection facilities can be increased or maintained at current levels.

We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. In addition, we rely to a certain extent on interconnection to the networks of other telecommunications operators to carry calls from our customers to the customers of fixed-line operators and other cellular operators both within Indonesia and overseas. Our network, including our information systems, information technology and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, our telecommunications control and information technology back-up facilities are highly concentrated with our headquarters and principal operating and tape back-up storage facilities located at two sites in Jakarta. Any failure that results in an interruption in our operations or the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our ability to attract and retain subscribers, cause significant subscriber dissatisfaction and adversely affect our business, financial condition, results of operations and prospects.

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

We depend on interconnection agreements with our competitors’ networks and on domestic telephone networks

We are dependent on interconnection agreements with our competitors’ cellular and fixed-line networks and associated infrastructure for the successful operation of our business. If for any reason these interconnection arrangements are disputed, whether due to a failure by a counterparty to perform its contractual obligations or for any other reason, one or more of our services may be delayed, interrupted or stopped, the quality of our services may be lowered, our customer churn rates may increase or our interconnection rates may increase, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the Government established a new cost-based interconnection regime in February 2006, which became effective on January 1, 2007. This new regime defines operators controlling more than 25% of the market share as “dominant operators” and requires such operators to interconnection offers to other telecommunications operators to be approved by the Government. By the end of 2006, the Government approved the RIOs of PT Telkom, PT Telkomsel, and us. Recently, all telecommunications operators have entered into new umbrella agreements for interconnection. However, each operator must enter into an additional agreement to interconnect with another operator, which may lead to delays in the implementation of the new interconnection regulations. Failure to enter into such agreements may increase our cost of terminating traffic to other telecommunications operators and may decrease our operating revenues received from other telecommunications operators for interconnection.

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

The Government is the majority shareholder of our major competitors Telkom and PT Telekomunikasi Selular, or Telkomsel, and the Government of Singapore is a substantial shareholder of Telkomsel. Both governments may give priority to Telkom’s and Telkomsel’s businesses over ours

As of March 31, 2007, the Government had a 14.29% equity stake in us and owns the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including the decision to liquidate us. We understand that the Government and Indonesia Communications Limited, or ICL, a subsidiary of Singapore Technologies Telemedia Pte Ltd, or ST Telemedia, had entered into a Shareholders’ Agreement that permitted the Government to appoint two nominees to each of the Board of Commissioners and the Board of Directors and ICL to appoint a simple majority of our Board of Commissioners and Board of Directors. We understand that the Shareholders’ Agreement ceased to be in effect on December 31, 2005. The Government remains the holder of the Series A share, which permits it to appoint one Commissioner and one Director.

As of September 30, 2006, the Government also had a 51.19% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat Telkom and us equally when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry.

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

On May 30, 2006, Mr. Hasnul Suhaimi delivered a resignation letter to us containing his resignation as President Director (Chief Executive Officer), citing personal reasons. Mr. Suhaimi’s term of office ended on June 8, 2006. Mr. Hasnul Suhaimi has accepted a position with Excelcomindo, a competing telecommunications operator in Indonesia, which move could have a material adverse effect on our competitive position, business, results of operations and prospects.

Risks Relating to our Cellular Services Business

We may be unable to execute our cellular network expansion in a timely manner, at all or as planned, and such delay or failure may adversely affect our cellular services business, results of operations and prospects

In late 2003, we merged with our legacy subsidiaries, Satelindo and PT Indosat Multi Media Mobile (“IM3”), which each operated a separate cellular network in Indonesia. In an effort to increase our subscriber base, improve our service quality and reduce our operating expenses, we undertook a program of cellular network integration. During the network integration and optimization process, we experienced periods of cellular service interruptions and inconsistent cellular service quality and network coverage. We completed the integration of the legacy network platforms by the end of 2005 and the network optimization in the first quarter of 2006. It remains unclear what impact, if any, such network coverage and service quality problems during the integration have had on our business, financial condition, results of operations and prospects.

We currently plan capital expenditures of approximately US$1.0 billion in 2007 with approximately 80% to 85% of such amount to be allocated to expenditures related to our cellular network. We expect these capital expenditures to include approximately 3,500 to 4,000 new BTSs. We plan to install such BTSs using both internal resources and “turn-key” projects carried out by outside vendors. We cannot assure you that our network expansion targets will be achieved due to the possibility of failures in our internal resources or from our outside vendors.

Failure to achieve our network expansion target may affect and limit our network capacity and quality, which may adversely impact our businesses, financial condition, results of operations and prospects. Moreover, we may have more difficulty competing with our competitors in providing network coverage and services to our customers.

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

Our cellular services business competes primarily against Telkomsel and Excelcomindo. Several other cellular service providers also provide cellular services in Indonesia. In addition to current cellular service providers, the Ministry of Communications and Information Technology may license additional cellular service providers in the future, and such new entrants may compete with us. For instance, PT Hutchison Charoen Pokphand Telekomunikasi and PT Natrindo Telepon Seluler, or Lippo Telecom, launched their cellular services in the first quarter of 2007. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services and features offered and customer service. It is unclear what impact, if any, such new market entrants will have on our business, financial condition, results of operations and prospects. Moreover, we, together with our current competitors, may also be subject to competition from providers of new telecommunications services using new technology and the convergence of various telecommunications services. New and existing cellular service providers may significantly increase subscriber acquisition costs by offering more attractive product and service packages, resulting in higher churn rates, lower ARPU or a reduction, or slower growth, of our cellular subscriber base.

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

In early 2006, the Government announced the tender to all telecommunications operators of three blocks of 5 MHz 3G spectrum. PT Hutchison Charoen Pokphand Telekomunikasi, formerly PT Cyber Access Communication and Lippo Telecom, had previously obtained 3G spectrum licenses and were not allowed to participate in the most recent tender process. Ultimately, we were awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion, the lowest of all telecommunications operators. Under the license, we are required to initiate 3G service in at least two areas covering 10% of population during the first year. Our primary competitors, Telkomsel and Excelcomindo, were also awarded 3G licenses. As a result, there are currently five telecommunications operators in Indonesia for 3G services and new licenses may be awarded to allocate remaining 3G spectrum. Telkomsel and Excelcomindo launched their 3G services in late 2006. On November 29, 2006, we launched our 3G services in two cities, Jakarta and Surabaya, thereby providing 3G service to 10% of the population as required under the terms of our license. We cannot assure you that we will be able to continue our 3G network expansion as planned, and as required by the Government. Failure to continue our 3G network expansion could result in a fine by the Government for non-compliance with the license terms and may adversely affect our business, financial condition, results of operations and prospects.

We face competition from our competitors’ fixed wireless services, which may have a material adverse effect on our cellular and fixed telecommunications services businesses

In December 2002, Telkom introduced TelkomFlexi in Surabaya (East Java), Denpasar (Bali) and Balikpapan (East Kalimantan) using CDMA2000 1x fixed wireless technology. In May 2003, Telkom expanded TelkomFlexi to include the Jakarta area, and Bakrie Telecom, has launched a similar service for Jakarta, Banten and West Java since 2004. Telkom has since expanded TelkomFlexi to 216 cities nationwide. Telkom applies PSTN telephone tariffs for its fixed wireless service, which tariffs are substantially lower than those applied to cellular services, and pays lower regulatory fees than those applied to cellular services. Fixed wireless services using CDMA2000 1x technology possess mobility and features similar to those offered by cellular providers within one area code. Fixed wireless service quality may exceed GSM cellular service quality due to more efficient spectrum usage. We cannot assure you that the Ministry of Communications and Information Technology will not take affirmative steps to encourage the network build-out of fixed wireless networks.

The introduction and availability of fixed wireless services and other similar technologies has increased competition based on price and product and service packages among cellular service providers. Fixed wireless services, particularly those offered without significant regulatory restrictions regarding mobility and a system to equalize regulatory fees and tariffs, may have a material adverse effect on our business, financial condition, results of operations and prospects, resulting in, among other things, higher churn rates, lower ARPUs, slower growth in total cellular subscribers and increased subscriber acquisition costs. Since we introduced our StarOne fixed wireless service in May 2004, we have expanded the service to 22 cities and plan to expand such services to certain other cities. However, competition from Telkom, Bakrie Telecom, and other existing fixed wireless services providers that compete directly with us may cause prices to decline for such services and inhibit our ability to increase our total number of fixed wireless subscribers and to expand our fixed wireless services business. This competition may continue to intensify as a result of the new nationwide fixed wireless services licenses granted to Bakrie Telecom and Mobile-8 or if competitors such as Telkomsel and Exelcomindo are granted fixed wireless services licenses by the Government, and may adversely affect our business, financial condition, results of operations and prospects.

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

The rapid growth of our cellular subscriber base, together with increasing demand, has led to high cellular usage, particularly in dense urban areas. The available spectrum for use by a cellular network effectively limits its capacity. As a result, radio frequency engineering techniques, including a combination of macro, micro and in-building cellular designs, are needed to increase “erlang per square kilometer” and to maintain cellular network quality despite radio frequency interference and tighter radio frequency re-use patterns. Such radio frequency techniques have been deployed in dense urban environments such as Hong Kong, and we intend to use them when the erlang per square kilometer threshold approaches such a usage profile. However, if our cellular subscriber base should grow significantly larger in high-density areas, we cannot assure you that these efforts will be sufficient to maintain and improve service quality, and we may be required to make significant capital expenditures to maintain and improve cellular service quality based on our current spectrum allocation.

Our growth plans anticipate substantial expansion of our cellular network and a corresponding increase in our total number of cellular subscribers. We cannot assure you that such expansion plans will materialize or, if they do materialize, that we will be able to integrate additional cellular subscribers successfully. Failure to activate new cellular subscribers on a timely basis and to scale existing operational units to handle increased cellular traffic may adversely affect our business, financial condition, results of operations and prospects.

Our CDMA frequency migration from 1900 MHz to 800 MHz in the Greater Jakarta areas and optimization of 800 MHz in other areas may cause a decline in cellular service quality and possible network interference

On December 12, 2006, the Government granted us a license to provide two channels of nationwide fixed wireless service in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless license.

The Ministry of Communications and Information Technology’s Ministerial Decree No. 181/2006 on 800 MHz frequency channel allocation for local fixed wireless services requires us to migrate from the 1900 MHz frequency to the new 800 MHz frequency by the end of 2007 in the Greater Jakarta area. Due to changes to our service required to effect the frequency migration, we may experience inconsistent cellular service quality in our GSM cellular network and possible cellular network interference, and such service issues may be difficult to resolve because the new 800 MHz frequency is located near our GSM frequency allocation on the spectrum of available frequencies. We plan to complete the migration process for CDMA by the third quarter of 2007 and for GSM by the first quarter of 2008. However, we cannot assure you that the migration process will be implemented on time or as planned. Failure to complete the migration in a timely fashion or at all as well as inconsistent cellular service quality and possible cellular network interference related to the migration may result in a material adverse effect on our business, financial condition, results of operations and prospects.

Despite spending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

As we spend significant financial resources to develop and expand our cellular network, we believe we will continue to add cellular subscribers. However, a continued decline in effective tariffs for voice usage resulting from our recent “free-talk” campaign and related promotions, increasing SMS usage and greater cellular penetration in the lower-income segment of the market may cause a decrease in ARPU and our total number of cellular subscribers to increase without a corresponding increase in our operating revenues. In addition, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. We cannot assure you that expansion of our cellular subscriber base, if such expansion occurs, will result in corresponding increases to our operating revenues and will not result in decreases in ARPU.

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

Risks Relating to Our MIDI Services Business

Competition with our MIDI services is increasing, and we may experience declining margins from such services as competition intensifies

Our MIDI services are facing increased competition from established operators, which may have wider customer bases and greater financial resources than us, such as Telkom, with its broad international reach and developed domestic infrastructure. In addition, new operators such as Excelcomindo and Icon+, which have alliances with foreign telecommunications operators, compete with us in this business segment. Moreover, our satellite business faces increasing competition as new, more powerful satellites are launched and as companies acquire exclusive licenses to provide broadcast services in Indonesia, including Indovision’s acquisition of an exclusive license to provide direct-to-home television services. We lease transponder space on our Palapa-C2 satellite for periods of two to five years, and we estimate the remaining useful life of such satellite to be approximately four years. As additional satellites become operational, as our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

Uncertainty related to tariffs for our MIDI services may adversely impact our profit margins

On January 26, 2007, the Government issued a new regulation for MIDI services which sets the policy and ceiling price formula for tariffs for leased circuits. Given the recent implementation of this change in tariff structure, we face uncertainty regarding how the new regulation will impact our tariffs for leased circuits. Previously, we had calculated certain tariffs at prices above and certain prices below the ceiling price. Accordingly, we may experience decreasing profit margins from leased circuits if the new ceiling price of the leased circuit is below our current pricing, and if other competitors offer more competitive pricing. This regulation may also adversely impact our MIDI revenues derived from services which use leased circuits in the transmission of Internet protocol services and satellite services.

Our satellite has a limited operational life and may be damaged or completely destroyed during operation. The loss or reduced performance of our satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Palapa-C2 satellite has a limited operational life, which is presently estimated to end in January 2011. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, on-board fuel reserves, the launch vehicle used and the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellite in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services. Our satellite could fail prior to January 2011, and we believe in-orbit repairs would not be feasible. Moreover, ITU regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Palapa-C2 satellite experiences technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license and granting it to one of our competitors. We cannot assure you that we will be able to maintain use of the designated satellite slot in an manner deemed satisfactory by the Government.

We maintain in-orbit insurance in the event of the total loss of the Palapa-C2 satellite prior to 2011, providing for a single payment of US$12.0 million in the event that the satellite is lost or destroyed. Palapa-C2’s satellite control processor has been identified as prone to failure, and our satellite insurance excludes from coverage satellite malfunction caused by failure of the satellite control processor. If the damage or failure renders our satellite unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could have a material adverse effect on our overall business and increase operating expenses associated with our provision of other telecommunications services.

Risks Relating to Our Fixed Telecommunications Services Business

Our CDMA frequency migration from 1900 MHZ to 800 MHz in the Greater Jakarta areas and optimization to the 800 MHz frequency in other areas may cause a decline in fixed wireless service quality and possible cellular network interference

Since 2004, we have operated fixed wireless access services in Jakarta, Surabaya and surrounding areas using CDMA2000 1x fixed wireless technology. We provide such services through a 5 MHz spectrum allocation in the

1,900 MHz band for the Jakarta, West Java, and Banten regions and through a 5 MHz spectrum in the 800 MHz band for other areas of the country. In 2005, the Government implemented regulations requiring that all telecommunications services using CDMA2000 1x fixed wireless technology must migrate to the 800 MHz band, and that after December 2007, the 1,900 MHz band would be reserved exclusively for 3G cellular services. In addition, the Government declared that no compensation would be provided to telecommunications operators in connection with any necessary frequency migrations related to the implementation of such regulations and that we were not allowed to develop or expand our fixed wireless access in the Jakarta, West Java and Banten regions.

On December 12, 2006, the Government allocated two channels of nationwide fixed wireless spectrum to us in the 800 MHz frequency. This license replaces our previous 1900 MHz fixed wireless license. The Ministry of Communications and Information Technology’s Ministerial Decree No. 181/2006 on 800 MHz frequency channel allocation for local fixed wireless services requires us to migrate from the 1900 MHz frequency to the new 800 MHz frequency by the end of 2007 in the Greater Jakarta area. We also plan to expand our StarOne services to several more cities in 2007, either through increased capital expenditures, reallocation of our existing planned expenditures, or a combination of the foregoing. Because we have to upgrade our existing radio equipment from 1900 MHz to 800 MHz equipment to complete the frequency migration, we may experience inconsistent network service quality during this migration period. We plan to complete the migration process for CDMA by the third quarter of 2007. However, we cannot assure you that the migration process will be implemented on time, at all or as planned. Failure to complete this migration in a timely fashion or at all and decreased fixed wireless or cellular service quality and possible cellular network interference resulting from the migration may have a material adverse effect on our business, financial condition, results of operations and prospects.

The entry of Telkom, a well-established Indonesian telecommunications industry incumbent, as a provider of international long-distance services could adversely affect our fixed telecommunications services operating margins, market share and results of operations

Telkom, a well-established Indonesian telecommunications incumbent with significant political and financial resources, obtained a license to provide international long-distance services on May 13, 2004 and launched its commercial service on June 7, 2004. Telkom’s entry into the international long-distance market poses a significant competitive threat to us. As a result of Telkom’s entry into the international long-distance market, we lost market share and experienced other adverse effects relating to our fixed telecommunications services business. By the end of 2006, Telkom had acquired substantially greater market share than us for international long-distance services. In addition, the Government is currently considering issuing a new international long-distance license to another telecommunications operator in an effort to encourage greater competition in the Indonesian long-distance services market. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

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

The unstable economic and political situation in Indonesia may adversely affect the level of international business activity in Indonesia, which may have a material adverse effect on our operating revenues from international long-distance services

Our international long-distance services are impacted by the levels of international business activity and tourism in Indonesia, international accounting rates, tariffs for international long-distance, fluctuations in the exchange rate of the Indonesian rupiah against the U.S. dollar and compensation to telecommunications carriers and service providers. The continued unstable economic and political situation in Indonesia, including events preceding the General Election in 2009, may adversely affect foreign investment and international business activity in Indonesia, which may result in lower customer demand for our international long-distance services.

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

Overview

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and one of the leading providers of international long-distance services in Indonesia. We also provide MIDI services to Indonesian and regional corporate and retail customers. During 2006, our operating revenues totaled Rp12,239.4 billion (US$1,356.9 million). Our principal products and services include:

•

Cellular services.    We provide GSM 900 and 1800 cellular services to approximately 16.7 million cellular subscribers throughout Indonesia as of December 31, 2006. We are focusing on increasing our cellular network coverage, capacity and quality through the purchase of new equipment and the redeployment of existing equipment.

•

Fixed telecommunications services.    We are one of the leading providers of international long-distance services in Indonesia as measured by aggregate incoming and outgoing call minutes for 2006. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we launched our fixed wireless services in 2004 and have continued to expand such services.

•

MIDI services.    We provide broadband and narrowband MIDI services, including frame relay services, VSAT services, leased circuits and Internet services, through Lintasarta, PT Indosat Mega Media (“IMM”) and us. We offer this suite of products primarily to our valued corporate and retail customers and wholesalers in an attempt to provide full-service telecommunications solutions.

Our principal shareholders are ICL and ICLS, which are wholly-owned by ST Telemedia, with an ownership interest of approximately 40.81% of our common stock, and the Government through the Ministry of State-Owned Enterprises with an ownership interest of 14.29% of our common stock, in each case as of March 31, 2007. ST Telemedia is a leading information-communications company in Singapore with operations and interests in the Asia-Pacific region and the United States. ST Telemedia is wholly owned by Temasek Holdings (Private) Limited, which is wholly-owned by the Singapore Ministry of Finance. Through its group of companies, ST Telemedia offers an array of telecommunications, information and communications services, including fixed and mobile communications, Internet exchange and data communications, satellite, broadband and pay-TV. We believe we represent ST Telemedia’s largest investment outside Singapore.

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

In August 2002, we entered the domestic telecommunications sector by obtaining a license to provide local fixed network services in the Jakarta and Surabaya areas. We deployed approximately 13,000 lines in those areas to provide local fixed telephone services and announced our strategic objective to become a leading fully integrated telecommunications network and service provider in Indonesia. In 2002, the Government divested 517.5 million shares, representing approximately 50.0% of our outstanding Series B common stock at the time, in two stages. In May 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender. In December 2002, the Government divested 41.9% of our outstanding Series B common stock to a subsidiary of ST Telemedia. The Government owned 14.29% of our outstanding Series B common stock and the one Series A share as of March 31, 2007. ST Telemedia, through ICL and ICLS, owned 40.81% of our outstanding Series B common stock, with the remaining 44.90% owned by public shareholders as of March 31, 2007. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

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

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the year ended December 31,
	2004		2005		2006
	Rp.	%	Rp.	%	Rp.	%
	(Rp. in billions, except percentages)
Cellular services	7,342.1	70.4%	8,645.0	74.6%	9.227.5	75.4%
Fixed telecommunications	1,544.7	14.8	1,250.8	10.8	1,109.3	9.1
MIDI services	1,483.9	14.2	1,694.0	14.6	1,902.6	15.5
Other services	59.4	0.6	—	—	—	—

Total operating revenues	10,430.1	100.0%	11,589.8	100.0%	12,239.4	100.0%

Cellular Services

Cellular services contributed Rp9,227.5 billion for 2006, representing 75.4% of our total consolidated operating revenues in 2006. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 16,704,639 subscribers as of December 31, 2006. For 2006, we had an estimated market share of 27%, which figure is based on our estimates made using available market data. Our cellular network currently provides network coverage in all major cities and population centers across Indonesia. We provide our cellular services using GSM 900 and GSM 1800 technology.

Following the merger of Satelindo and IM3 into Indosat in 2003, we began a network integration process to combine these two networks using a common cellular platform. This network integration process was complex and time-consuming, involved a wide geographical area and equipment compatibility issues. During various stages of the integration, particularly in 2005 and in the Java region, some of our cellular subscribers experienced periods of inconsistent cellular service quality and, as a result, we were unable to launch marketing initiatives related to our cellular services on a nationwide basis until the first quarter of 2006. We believe these network integration issues contributed significantly to our decrease of approximately 1.5 million cellular subscribers during the first quarter of 2006. We completed our network integration during the first quarter of 2006 and we believe our cellular service quality has improved. After the network integration, we began launching several nationwide marketing initiatives to attract new cellular subscribers, including Mentari “Freetalk” and IM3 “Raja SMS.” As a result of these initiatives, we experienced increased SMS usage and voice traffic relative to the number of cellular subscribers in 2006 as compared to prior periods. Although our cellular network quality has improved and several marketing initiatives have been launched in the first half of 2006, the effect of these events on our financial condition continued into the second half of 2006.

Services

Our principal cellular service is the provision of voice and data transfer, which measures the usage of our cellular network by our customers and is sold through postpaid and prepaid plans. The tariff structure differs between postpaid and prepaid plans, with prepaid subscribers subject to higher tariffs to offset the absence of monthly subscription fees.

We offer postpaid plans under the brand name “Matrix.” Matrix is a basic service package with a postpaid payment plan and, since October 2005, includes free national roaming for all Matrix subscribers. In addition to the previous three optional Matrix program packages, which were launched in 2005, we began offering a new Matrix package called “Matrix Strong” in 2006. “Matrix Strong” offers 50 free minutes of on-net voice calls, 50 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp50,000. In January 2007, we launched “Matrix Strong Become Stronger,” which offers cellular subscribers the choice between two additional promotions: (i) 125 free minutes of on-net voice calls, 125 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp100,000; and (ii) 200 free minutes of on-net voice calls, 200 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp150,000.

We offer prepaid plans under the brand names “Mentari” and “IM3.” Mentari and IM3 offer free national roaming, and we believe our Mentari and IM3 products have a high degree of brand awareness, thereby providing a competitive advantage when attempting to attract and retain customers in a competitive market. We have differentiated our two prepaid brands based on market segments. Our Mentari brand is marketed toward families, friends and travelers in the community with voice services being promoted at competitive prices. Our IM3 brand is marketed toward the younger generation with SMS being positioned as our value proposition. We have developed the “Mentari” and “IM3” brands to offer promotions and engage in advertising designed for those specific market segments.

Postpaid and prepaid customers have access to local, DLD and international direct long-distance dialing. In addition, we offer a variety of additional, value-added services, functions and features for our customers, bundled according to the package selected, including:

•	SMS: allows customers to send short text messages to other cellular users’ handphone display screens;

•	MMS: allows customers of GSM service to send pictures, text and sound/voice in a single packet message;

•	Voice SMS: allows customers to send audible messages;

•	Ring-back tone: allows customers to choose their favorite song as the ringtone for incoming calls;

•	GPRS: provides mobile data communications with GSM-based technology, including mobile Internet, data transfer and push e-mail (BlackberryTM services);

•	Mobile data and facsimile services: allows customers to download sports, news, horoscope, movies, music and finance content to their mobile handsets and to send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by customers;

•	Caller identification: displays the incoming call number on a customer’s mobile phone display screen;

•	Call holding: allows customers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals customers that they have an incoming call while the line is engaged. Upon hearing such a signal, customers can answer the second call and place the original call on hold;

•	Call forwarding: enables customers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides customers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the customer’s bank account or credit card;

•

Recharge via SMS and automatic teller machines:    enables customers to recharge their prepaid airtime plans via SMS and automatic teller machines automatically deducting billed amounts from the customer’s bank account; and

•	International roaming: allows prepaid and postpaid customers to receive SMS and voice services while roaming in foreign cellular networks.

Mobile data and facsimile, voicemail, call forwarding, detailed billing and direct debit payments are only available to postpaid subscribers. We offer certain services free of charge, including caller identification, call holding, call waiting and call forwarding, while others, such as SMS, mobile data and facsimile services and detailed billing, carry additional fees.We introduced our SMS service to postpaid cellular subscribers in 1995 and extended the service to prepaid subscribers in May 2000. Usage levels have increased from an average of approximately 319,000 text messages per day in June 2000 to a daily average of approximately 22.57 million and 69.4 million text messages in December 2005 and December 2006, respectively. In 2006, SMS usage fees represented a substantial portion of our operating revenues from value-added cellular services and features. We expect SMS to continue to contribute the majority of revenues from value-added cellular services and features, but anticipate increased revenues from GPRS and mobile data services in future periods.

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

We conducted initial commercial operations for GPRS service in early 2002. GPRS service with EDGE technology is now available in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua with full network access. In cooperation with StarHub and Research-In-Motion, we introduced BlackberryTM Enterprise Service to our corporate customers in December 2004 and BlackberryTM services for personal users in March 2005. As of December 2006, we have more than 3,000 BlackberryTM customers.

We revised our interconnection agreements with telecommunications operators following the implementation of the new interconnection regime. These revised agreements allow our cellular networks to interconnect with the PSTN operated by Telkom, the international gateways operated by us and the networks of each of the other

Indonesian cellular and fixed wireless operators, thereby allowing our cellular subscribers to communicate with customers of other telecommunications service providers.

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2006, our postpaid cellular subscribers could roam internationally on 303 networks, owned by 266 operators in 121 countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS. which was formed to increase each member’s competitive value in providing international telecommunication services in their respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and WCDMA, the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 130 million customers in nine countries, including Indonesia.

On February 8, 2006, the Government conducted an open bidding process for 3G spectrum licenses and, following satisfactory completion of the bidding process, we were awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion, a bid lower than that of our competitors. Under the terms of the license, we are also required to submit an annual performance bond to the Government of 5% of the total license fee, or Rp20.0 billion, whichever is higher. We will forfeit this performance bond as a penalty if we are unable to deliver 3G services as stipulated by the Government. The license also requires us to develop 3G networks in two major areas covering at least 10% of the population within the first year. We have launched our 3G services in Jakarta and Surabaya, which covers 10% of the population as required by the Government, and plan to expand our 3G coverage to at least fourteen additional cities nationwide in 2007.

Customers and Marketing

We segment the Indonesian population by location, disposable income and other factors we believe indicate the desire and ability of individuals and corporations to purchase our products and services. We then target areas populated with a higher density of potential cellular subscribers. These areas are generally economically more developed and more prosperous than other areas in Indonesia. Through this approach, we have achieved a diversified cellular subscriber base spread throughout Indonesia’s major population centers. We implemented this strategy to adapt to competition from new entrants and pricing pressures in major urban areas.

Since the launch of our cellular services in Indonesia, we have recorded cellular subscriber growth in each year. Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2004, we had 539,944 postpaid and 9,214,663 prepaid cellular subscribers. As of December 31, 2006, our subscriber base had grown to 825,859 postpaid and 15,878,780 prepaid cellular subscribers. We have focused on increasing the number of our prepaid cellular subscribers as prepaid subscriptions minimize cellular subscriber credit risks and reduce billing and collection costs. Moreover, we believe Indonesian cellular customers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans.

The following table presents certain information regarding our postpaid, prepaid and total cellular subscriber base as of the dates indicated:

	As of December 31,
	2004	2005	2006
Cellular subscribers:(1)
Prepaid	9,214,663	13,836,046	15,878,780
Postpaid	539,944	676,407	825,859

Total	9,754,607	14,512,453	16,704,639

(1)	Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. We define an “active cellular subscriber” as a cellular subscriber: (i) who, in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 60 days after the last statement date; or (ii) who, in the case of a prepaid subscriber, recharges the SIM card within 37 days immediately following the SIM card’s expiry date (i.e., 30 days from the date of activation) by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

When cellular services were first introduced in Indonesia, cellular subscribers consisted primarily of wealthy individuals and business customers, including civil servants working for government entities. As activation fees and mobile handset prices declined and cellular service quality improved, cellular services have become increasingly affordable and popular with the broader middle-income market for both business and personal use. These cellular subscribers typically have lower average monthly usage and higher price-sensitivity than the cellular subscribers during the early development of the Indonesian cellular services market.

The following table presents selected information regarding our ARPU for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
		(Rp.)
ARPU:(1)
Postpaid	269,647	240,810	194,791
Prepaid	78,681	58,054	52,713
Blended ARPU	89,489	67,113	60,023

(1)	The average monthly revenue (in Indonesian rupiah) per cellular subscriber is computed by dividing monthly recurring cellular services revenues, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period by the average number of cellular subscribers. The average number of cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. We define an “active cellular subscriber” as a cellular subscriber: (i) who, in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 60 days after the last statement date; or (ii) who, in the case of a prepaid subscriber, recharges the SIM card within 37 days immediately following the SIM card’s expiry date (i.e., 30 days from the date of activation) by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

During our network integration in 2005, we experienced the loss of certain cellular subscribers due to periods of inconsistent cellular service quality. We completed our network integration in the fourth quarter of 2005 and cellular network optimization in the first quarter of 2006. After completion of our cellular network optimization, which we believe improved cellular service quality significantly, we launched nationwide marketing and promotional activities under the “Indosat Owned” campaign in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. Our “Indosat Owned” campaign involves our wide range of innovative value-added services, including “I-Ring,” a personal ring-back tone, “I-Say,” a voice messaging service, and “I-Memova,” one of our push e-mail services, as well as promotions such as Mentari “Freetalk” and IM3 “Raja SMS.” We also launched “Point Plus Plus,” a program that provides cellular subscribers certain rewards for usage. This program enables customers to redeem their points for prizes as well as being entered in a drawing for two automobiles from Jaguar. In addition, we regularly advertise through major newspapers, television, outdoor media, magazines and direct mailings and cross-sell our products with other leading corporations.

To consolidate our marketing channels for cellular services, we have opened integrated walk-in centers, under the name “Galeri Indosat,” which is operated by us, and “Griya Indosat,” which is operated by our exclusive distributors. Our walk-in centers provide cellular subscribers with sales, customer service and product information. As of December 31, 2006, we operated 288 walk-in centers nationwide. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations.

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

Tariff Structure and Cellular Services Operating Revenues

The Government regulates tariff formulations for cellular telecommunication operators by establishing the floor price of certain tariffs based on the interconnection cost. The interconnection cost has been effective since January 1, 2007, but certain interpretative rules regarding retail floor price formulation have not yet been clarified, and we understand the Government plans to amend the retail tariff regulations. Due to these factors, implementation of the new retail tariff formulation by telecommunications operators has not begun and, as of December 31, 2006, all telecommunications operators were still using the prior tariff formulation. The prior retail tariff structure included activation fees, monthly fees, airtime usage fees for postpaid cellular services, domestic and international long-distance telephony rates and interconnection fees. Prepaid cellular services prices are regulated by reference to postpaid tariffs policies.

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires that the originators of telephone calls pay for calls. The tariffs for postpaid subscription services consist of activation, monthly subscription and interconnection-based usage charges. The interconnection-based usage charges are calculated by considering three interconnection costs: originating, transit and terminating costs, which depend on the routing traffic. The mobile cellular tariff is the minimum tariff that can be charged by Indonesian cellular operators for cellular services. Although the tariff formulation for prepaid and postpaid is identical, prepaid tariffs are typically higher than tariffs for postpaid cellular services.

Activation Fees and Monthly Charges.    Activation fees represent the initial connection fees charged to new postpaid and prepaid customers when subscribing to a cellular network. Monthly charges represent fixed amounts charged only to postpaid cellular subscribers for maintaining access to the cellular network. Currently, our postpaid customers are no longer charged an activation fee. We offer several programs for postpaid customers, including a minimum monthly usage of Rp25,000, “Matrix Strong” for Rp50,000 and other promotional programs. Under Indonesian GAAP, sales of initial and reload vouchers are recorded as unearned revenues and recognized as revenue upon usage of available airtime or expiration of the voucher.

Usage charges.    There are three types of calls: local, long distance, and international calls. For the purposes of determining termination, calls may terminate on any of the cellular, fixed or satellite networks. In September 2006, we submitted a Reference Interconnect Offer (“RIO”) to the Government, which included the proposed tariff for all types of calls. The Government has approved our proposal and it has been used as the basis for interconnection agreements with other telecommunications operators since January 1, 2007.

Value-added Services.    The Ministry of Communications and Information Technology does not regulate the tariffs for SMS or other value-added services. Currently, we charge maximum usage fees for SMS usage at

Rp300 per message for postpaid subscribers and Rp350 per message for prepaid subscribers. We also offer promotional discounts for certain SMS services for both postpaid and prepaid customers. SMS operates on a “sender-keeps-all” basis, which means that we earn revenues whenever one of our cellular subscribers sends an SMS. We do not, however, earn revenues when a customer of another telecommunications operator sends an SMS to one of our cellular subscribers. For our GPRS service, cellular subscribers are charged Rp5 per kilobyte of data downloaded. We receive roaming settlements from foreign telecommunications operators when their cellular subscribers roam on our network.

Interconnection

We currently interconnect with the fixed line and cellular networks operated by all network operators at numerous locations throughout Indonesia. To minimize our interconnection fees, we utilize our own backbone transmission facilities whenever possible and in compliance with applicable regulations. For example, routing a long-distance call from a customer in Surabaya to a destination customer in Jakarta through our fiber optic or microwave transmission lines allows us to avoid the use of another operator’s network., thereby lowering our interconnection expenses associated with routing our intra-network usage.

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

We bill our postpaid subscribers on a monthly basis through our centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber’s account as originating, transit and terminating charges are assessed.

Our postpaid subscribers have a variety of payment options in paying their monthly bills. Payment can be made by cash and major credit cards through Indosat galleries, bank tellers or post office branches. In addition, customers can also make payment via automatic debit through banks or participating credit card companies, bank transfer, Automatic Teller Machine, Electronic Data Capture, mobile banking, Internet banking, and phone banking. Payments are due 20 days after the account statement date. Twenty-seven days after the statement date, we remind subscribers who have not paid their balance and block their ability to make outgoing calls. For subscribers who remain unpaid 40 days after the statement date, we block the subscriber’s ability to make or receive calls. We permanently disconnect service and cancel the subscriber’s SIM card for accounts that are more than 50 days past due and remove such subscriber’s data from our network after 120 days from the statement date.

We have taken a number of steps to prevent subscriber fraud and to minimize losses. We deliver prepaid vouchers to our independent dealers only on a cash-on-delivery basis, and we do not collect payments for our services from cellular subscribers through our independent dealers. In addition, we require, in certain instances, refundable deposits from subscribers depending on usage levels, and we review accounts of our high-usage customers at regular intervals to ensure that the deposit levels continue to be adequate.

Competition

The cellular services business in Indonesia has become increasingly competitive during recent years. Competition in the cellular communications industry is based principally on network coverage and technical quality, price, the availability of data services and special features and quality and responsiveness of customer service. Based on our estimates made using available market data, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), we and Excelcomindo, provided approximately 88.4% of Indonesia’s wireless telecommunications services as of March 31, 2007.

In May 2003, Telkom introduced TelkomFlexi, a CDMA2000 1x service in the Jakarta area. Currently, Telkom offers this service throughout Java and several large cities in Sumatra. Telkom offers this service as fixed wireless service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the Ministry of Communications issued Ministerial Decree No. 35/2004 stating that the service area of the fixed wireless network shall be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless service is therefore prohibited from extending its roaming services to other area codes. In addition to TelkomFlexi, Bakrie Telecom has introduced identical services in the Jakarta area and West Java.

In early 2004, PT Bimantara Citra Tbk. launched a new wireless operator named Mobile-8, which uses CDMA2000 1x and EVDO technology. Mobile8 has received a nationwide license to provide wireless telecommunications services and competes with traditional GSM operators by attracting new cellular subscribers with discounted prices as its primary advantage.

In 2005 and 2006, most Indonesian telecommunications operators conducted aggressive subscriber acquisition programs with a goal to increase individual market share. Through the offer of discounts, bonuses and special rates, operators attempted to differentiate their services from those of other operators, primarily based on price. This competition has caused tariff pressure to continue to decline and, as a result, we believe cellular subscriber ARPU has continued to decline for all Indonesian telecommunications operators.

In addition to increased price competition for cellular services in 2005, telecommunications operators prepared for the 3G tender held on February 8, 2006. The Government rationalized spectrum allocation for the 3G mobile telecommunications network to accommodate five operators with licenses to build and operate 3G networks and offer such services to the public. Through the Government tender process, we were awarded two 5MHz 3G spectrum licenses with a lower bid than our competitors at Rp160.0 billion for each 5MHz allocation. We believe competition for 3G services will be intense as telecommunications operators begin to deploy their networks in major population centers during the first year of the spectrum license. Currently, there are five telecommunications operators holding 3G licenses: PT Telekomunikasi Seluler (Telkomsel), PT Hutchinson Charoen Phokphand Telecommunication, PT Natrindo Telepon Seluler, Excelcomindo and us.

The Government also announced an allocation of 800MHz spectrum and awarded a national license for fixed wireless access to Bakrie Telecom and Mobile-8 as well as additional licenses for cellular access to Telkom and Bakrie Telecom.

We believe barriers to entry in the Indonesian cellular and fixed wireless services industry are currently comparatively high due to limited availability of frequency spectrum, a capital intensive operating environment, difficulties in acquiring sites for network expansion and the established market presence of the three incumbents. Nevertheless, we are anticipating increased competition within the Indonesian cellular and fixed wireless services industry generally. In response to this, we intend to dedicate future capital expenditure to our cellular and fixed wireless business in an effort to increase network capacity and service quality and to provide various value-added services.

Fixed Telecommunications Services

Through our “001” and “008” international long-distance services, we currently handle substantially all of the traditional IDD business in Indonesia. However, the duopoly regime in the IDD business ended on January 1, 2004, the effective date of Telkom’s license to operate IDD services. Moreover, other telecommunications operators may enter the IDD business without any obligation to pay compensation to the existing telecommunications operators. In anticipation of increased competition resulting from such industry deregulation, we launched “FlatCall 016” in March 2005 as a new product aimed at consumers in the most price-sensitive market segment. However, beginning January 2007, in compliance with a decree from the Government, we changed the access code to become “FlatCall 01016.” For 2006, fixed telecommunications services contributed Rp1,109.3 billion, or 9.1%, to our operating revenues.

We launched our fixed wireless services in 2004 to expand our Fixed Telecom business segment and to complement our cellular services. Using CDMA2000 1x technology, our fixed wireless services offer a cost- effective alternative to our cellular services to customers requirement limited mobility. In addition, we launched domestic long distance service from Indosat access points (“StarOne” and “I-Phone”) in October 2005. We currently have domestic long distance coverage of 22 major cities in Indonesia.

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

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
	minutes	% change	minutes	% change	minutes	% change
	(in thousands, except percentages and ratios)
Incoming paid minutes	670,818	7.8%	808,048	20.5%	980,471	21.3%
Outgoing paid minutes	188,710	(19.1)%	156,633	(17.0)%	153,824	(1.8)%
Incoming and outgoing paid minutes	859,528	0.5%	964,681	12.2%	1,134,294	17.6%
Ratio of incoming to outgoing traffic	3.55	—	5.16	—	6.37	—

The table above illustrates two significant trends in international outgoing and incoming calls. During 2005 and 2006, our international outgoing calls measured by paid minutes decreased by 17.0% and 1.8%, respectively, compared to the previous year, while our international incoming calls measured by paid minutes increased by 20.5% and 21.3%, respectively, over the same periods. Combined outgoing and incoming calls, also measured by paid minutes, increased 12.2% and 17.6% during 2005 and 2006, respectively. Our stronger growth in 2006 relative to the prior year was primarily due to the implementation of pricing and volume commitments with several foreign telecommunications operators and contributions from FlatCall 01016. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, and the likely entry of new IDD operators will continue to contribute to declining IDD call volumes in the future.

Fixed Wireless Services.    As of December 31, 2006, our fixed wireless service, “StarOne,” had a total subscriber base of 358,980 subscribers with 20,545 postpaid subscribers and 338,435 prepaid subscribers in 22 major cities nationwide. For 2006, total revenues from fixed wireless services totaled Rp149.9 billion. In 2006, we spent approximately Rp184.9 billion of capital expenditures to develop approximately 800,000 lines of capacity and related CDMA2000 1x infrastructure. On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless in the 800MHz frequency. This license replaced our previous 1900MHz fixed wireless license, which further required us to migrate from this frequency to the new 800MHz frequency by the end of 2007 in the Greater Jakarta area. We plan to expand StarOne’s services to several more cities in 2007, either through increased capital expenditures, reallocation of our existing planned expenditures or a combination of the foregoing.

Customers and Marketing

In 2006, our top 500 customers in the greater Jakarta area accounted for approximately 14.3% of outgoing IDD calls by revenues billed. During such period, approximately 65.0% of our outgoing call minutes originated in the greater Jakarta area, followed by Batam (near Singapore) with 12.0%, Denpasar in Bali with 4.0%, Bandung in West Java with 3.0%, and Surabaya in East Java with 4.0%. No single customer accounts for more than 1.0% of our operating revenues from IDD services.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

We have undertaken a variety of marketing initiatives to improve our service to fixed telecommunications customers. Our marketing strategy focuses on: (i) strengthening our price-tiering strategy through implementation of “FlatCall 01016” to compete with VoIP services; (ii) expanding the market and retaining Indosat customers through bundling initiatives; (iii) establishing volume commitments for incoming traffic from foreign telecommunications operators; and (iv) expanding coverage of our fixed wireless services. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We also have established and are strengthening regional sales offices in many locations throughout Indonesia.

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

Tariff Structure and Fixed Telecommunications Services Operating Revenues

Rates.    On January 1, 2007, the Government implemented new retail tariff formulations for fixed telecommunication operators. The formulation sets the ceiling price of tariffs and is used to calculate monthly and usage fees for local, long-distance and international calls. The formulation is complicated and the Government has yet to provide guidance on certain interpretive rules regarding retail tariff formulation. As of December 31, 2006, all telecommunications operators were still using the tariff formulation in effect prior to the new regulations. Our international long-distance tariffs have not changed, and we intend to continue applying international long-distance tariffs based on the previous regulations which bases tariffs on six zones for call destinations.

The amounts payable to us by foreign telecommunications operators for incoming telephone calls have historically been determined by accounting rates negotiated between us and such international carriers, subject to certain guidelines from the Ministry of Communications and Information Technology. Since 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed asymmetric rates for incoming and outgoing calls. We maintain direct connections with 62 foreign telecommunications operators, and use the market termination rate-based system with 56 of such operators in 262 countries. Under the accounting rate system, which we still apply for 12 foreign telecommunications operators (typically those in less-developed countries), the same rate per minute is payable for incoming and outgoing calls.

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

We receive fixed telecommunications services operating revenues from domestic operators, with the largest portion from Telkom, and foreign telecommunications operators. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. For 2006, approximately 17.70% of fixed telecommunications services operating revenues were derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, approximately 16.93% of such revenue was derived from amounts paid or payable by cellular operators and approximately 40.37% of such revenue was derived from net settlements with foreign telecommunications operators in respect of incoming and outgoing calls. The remaining 25.00% of fixed telecommunications services operating revenues was derived from direct billing for specific services, such as calling card and fixed-line subscribers. The corresponding figures for 2005 were approximately 29.46%, 17.55%, 37.52%, and 15.47%, respectively.

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. As of December 31, 2006, we maintained operating arrangements, governing the accounting rates between the parties, with more than 62 foreign telecommunications operators to serve incoming and outgoing calls to and from approximately 262 countries. The agreements set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad.

The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the rates negotiated with each foreign telecommunications operator, we make payments to the carrier for outgoing traffic billed in Indonesia, and we receive payments from such carrier for inbound traffic billed outside Indonesia. Settlements among carriers are normally made quarterly on a net basis. Our largest correspondent carriers are those located in Malaysia, Singapore, Taiwan, Japan and Hong Kong.

Interconnection with Domestic Networks.    Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services must terminate on one of the domestic fixed or cellular networks. The Government has set an interconnection tariff for international long-distance services which traverse the domestic fixed-line and fixed wireless networks. We have separate interconnection agreements with those operators that interconnect directly with our international gateways. Our interconnection arrangements with such telecommunications operators have been revised to reflect the new interconnection regime announced by the Government in mid-2006 and became effective as of January 2007.

Universal Service Obligations.    In September 2005, the Government announced a change in Universal Service Obligations (“USO”) tariffs from Rp750 for each successful international outgoing or incoming call to 0.75% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts. Since such announcement, the Government has continued to draft the details of regulations for further implementation of USO tariffs. Due to uncertainties regarding the appropriate payee within the Government for such USO payments, we have reserved funds to pay such amounts, and no payments was made in 2005. In early

2006, following the implementation of Government regulations, we began to make payments for USO tariffs related to 2005 usage from such reserved funds.

Customer Billing

With respect to international long-distance services which are initiated on the domestic networks, Telkom and the relevant domestic operators maintain control over the billing and collection process, retaining the appropriate interconnection charges owed to them from the amounts collected and remitting the balance in Indonesian rupiah to us (without interest) within not less than 25 days of collection from the customer in Indonesia. The collection cycle for most of the domestic operators is approximately 15 days. We are responsible for generating and delivering the billing information to the domestic operators. This information is generally delivered within one day of the end of the prior 30-day period and billed by the domestic operators approximately five days after receipt from us, resulting in a collection cycle of approximately 50 to 80 days. For purposes of financial reporting, we recognize revenues on a monthly basis based upon our own traffic records. We have similar arrangements with the other domestic cellular network operators.

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

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. On January 1, 2004, the operational license granted by the Ministry of Communications and Information Technology to Telkom to provide IDD services became effective. Such license includes the right to use the IDD access code “007” to enter the international long-distance market. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. In addition, Telkom no longer operates a monopoly for DLD services. In October 2005, we launched DLD service for several major cities with the access code “011” that can only be used from Indosat access points. The Government has released a white paper on the fixed telecommunications business to collect comments from existing operators. Among other things, the white paper discusses a more competitive environment for the fixed telecommunications business as well as the probability of new licenses being granted in the fixed telecommunications business.

Indonesian regulations require equal access to all domestic telecommunications facilities for all operators. Accordingly, we have equal access to Telkom’s domestic facilities. Current regulations assure equal access for IDD customers to all competitors on a per-call selection by means of dedicated access codes. During 2006, Telkom increased its IDD market share while we continued to lose our IDD market share.

Starting from 2001, the traditional IDD market became more competitive, with VoIP technology and new entrants entering the market for both incoming and outgoing IDD traffic. We entered the VoIP market in the latter part of 2002. Our VoIP business has increased significantly from 10.4 million minutes in 2003 to 42.6 million minutes in 2006.

We also face competition from other fixed wireless service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA2000 1x service in the Jakarta area. Currently, Telkom offers this service in more than 200 cities in Indonesia. In addition to TelkomFlexi, Bakrie Telecom has introduced fixed wireless services in the Jakarta area and West Java since 2004. TelkomFlexy is the largest fixed wireless operator, followed by Bakrie Telecom and us. We expect competition in this business to increase following the grant of a new nationwide fixed wireless services license to Bakrie Telecom and Mobile-8.

MIDI Services

Recognizing the significant growth potential of data and other network services—including Internet-based services—and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. In 2006, MIDI services contributed Rp1,902.6 billion, or 15.5%, of our total consolidated operating revenues.

Services

World Link, Direct Link and Digital Data Network.    World Link is an international leased line service and Digital Data Network is a domestic leased line service. Both of these services provide high-speed, high-quality digital data circuits on a point-to-point basis, and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. VSAT connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. For the domestic market, we offer digital data network services through Lintasarta for corporate customers. In 2006, World Link, Direct Link and digital data network contributed Rp453.5 billion, or 23.8%, of our consolidated MIDI services operating revenues.

IP VPN.    We provide IP VPN services which provide customers with multi-point connectivity, reliable LAN interconnections and the power to support complex distributed computing applications.

Frame Relay.    We provide both international and domestic frame relay services, a high-speed leased packet technology, primarily through Indosat and Lintasarta, providing customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. Framed messages enable data transmissions to travel at high speed from a simple single connection to reach multiple domestic or international destinations. Frame relay services can be tailored to the requirements of individual sites in order to meet user demand for a dedicated line by terrestrial or satellite services (VSAT frame relay). As of December 31, 2006, Lintasarta’s domestic frame relay services were available in 59 major cities in Indonesia and Indosat’s international frame relay services were available in over 225 countries worldwide in cooperation with ACASIA, C&W, and NTT. We recorded operating revenues of Rp387.3 billion from this service in 2006, or 20.4% of our MIDI services operating revenues in 2006.

National Link.    National Link is an domestic leased line service providing high-speed digital data circuits on a point-to-point basis and offering line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45Mbps and 155Mbps for broadband. Most of our broadband National Link customers are telecommunications providers that need dedicated domestic broadband data links, and our narrowband National Link customers consist primarily of corporate users who subscribe for their own internal use.

MPLS and Metro Ethernet.    MPLS and Metro Ethernet are domestic leased line services based on IP. MPLS provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45Mbps and 155Mbps for broadband. Metro Ethernet provides high-speed bandwidth, and offers line port speeds of 10Mbps, 100Mbps and 1Gbps and an Ethernet base with incremental guaranteed bandwidth of 1Mbps.

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

We also provide a variety of other supplementary services, including occasional use for TV services, telecast services, telemetry, tracking & control services, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services (our digital “Bouquet” and “PalapaNet” services). Pressure on pricing is expected to ease as a consequence of improved demand. In 2006, satellite services represented approximately Rp124.5 billion, or 6.5%, of our MIDI services operating revenues.

Internet Services.    We provide Internet Network Provider Services for ISPs and Internet Access services for end users and corporate customers. As of December 31, 2006, we operated two ISPs that contributed revenues of 422.0 billion in 2006. IMM provides dedicated and dial-up services, and as of December 31, 2006, it had an Internet subscriber base of approximately 50,000 subscribers, which we estimate represents more than 10.0% and 20.0% of the Indonesian Internet dial-up and Internet dedicated access markets, respectively. In anticipation of increased competition in Internet businesses, IMM has developed a strategy to expand its business through developing an Internet protocol backbone through potential growth areas, deploying public hotspot services, establishing customer care centers, developing its network through joint investment schemes by using hybrid fiber and coaxial technology and improving its business processes. Lintasarta offers its subscribers “IdOLA” for individual use and “LintasartaNet” for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. In 2006, Lintasarta’s Internet dial-up revenues decreased by 3.2% and Internet dedicated services revenues increased by 32.5% due primarily to market churn generated by competition from Internet services delivered via cable systems. For the year ended December 31, 2006, we derived Rp422.0 billion, or 22.2%, of our MIDI services operating revenues, from Internet services.

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

We support our subscribers through local area staff, 24-hour help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its frame relay, digital data network and VSAT services. In January 2002, we obtained ISO 9001 certification for our frame relay, digital data network and VSAT services, evidencing our commitment to customer satisfaction and continual service quality improvement. As a result of these activities, Frontier and Marketing Magazine awarded us the “Top Brand Award” in the ISP category for 2005, 2006, and 2007.

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

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand of services in the areas covered by the Palapa-C2 satellite. Our offshore leases average US$1.3 million per annum for a full transponder. Certain offshore leases are also subject to annual escalation factors that range from 2.5% to 10.0%. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies. The Ministry of Communications and Information Technology regulates the fees that can be charged in connection with leasing space on satellite transponders to domestic customers. Pursuant to Government regulations, the maximum annual lease rates for C-band transponders are set at US$1.4 million; for occasional use, the average fees are US$16 per minute with the actual charges based on the time of use.

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

Other Services

We also provide international telex and telegram services, global mobile services using the Inmarsat Mini M system, sales of software and hardware and other educational services. In 2004, we recorded revenues of Rp59.4 billion from these services which primarily derived from Sisindosat’s sale of software. Beginning in 2005, and as a result of the sale of Sisindosat, in 2005 and 2006, revenues from other services of Rp29.0 million and Rp952.0 million, respectively, were presented as revenues from MIDI services.

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

The principal components of our cellular networks are:

•

base transceiver/Node B stations: consisting of a transmitter and receiver and serving as a bridge between mobile users in one cell and the mobile switching center via base station controllers and radio network controllers;

•	base station controllers/radio network controller: devices that connect to and control the base station within each cell site;

•	mobile switching centers: centers that control the base station controllers and the routing of telephone calls; and

•	transmission lines: lines that link the mobile switching centers, base station controllers, base stations and the PSTN.

Our cellular network currently operates using 10 megahertz of radio frequency bandwidth in the GSM 900 spectrum, 20MHz of frequency bandwidth in the DCS 1800 spectrum and 5MHz in the WCDMA 1900 spectrum. The following table sets forth selected information regarding our cellular network as of the dates indicated:

	As of December 31,
	2004	2005	2006
Base transceiver stations	4,026	5,033	6,942
Base station controllers	156	148	177
Mobile switching centers	36	49	49
Node B stations	—	—	279
Radio network controllers	—	—	2
Media gateways	—	—	2

We purchase our cellular telecommunications equipment primarily from Alcatel, Siemens and Ericsson and recently, Nokia and Huawei. Our network is an integrated system employing switching equipment, cell site equipment and a transmission network of point-to-point microwave radio. Most of our cell sites and radio base stations are located in or on buildings or on vacant lots, which we own, or for which leases have been individually negotiated by us for terms typically varying from five to 20 years.

Fixed Telecommunications Network

We provide fixed telecommunications services and have built a fixed telecommunications network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission. In addition, at the end of 2006, we offered fixed wireless services across 22 cities in Indonesia.

International Gateways.    For our international long-distance business, we operate through six gateways, three gateways in Jakarta, and one gateway in Surabaya, Medan and Batam, which provide all of the connections for our services to our international long-distance network. The gateway-switching equipment was purchased from Lucent Technologies, Inc. and Siemens.

As of December 31, 2006, we had available bandwidth capacity of 867.344 Mbps for voice and 2,957.830 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80% of capacity to allow for increased usage during peak hours.

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

Transmission of voice and data between gateways occurs across either satellite circuits or submarine cables. Satellite circuits are unaffected by distance and offer broadcast services making them flexible with regard to call destinations. Submarine cables, especially fiber optic digital cables, can offer less expensive high-quality services. However, cable costs increase with distance, and destinations are fixed. Satellite circuits can be degraded by atmospheric conditions, while submarine cables can suffer damage from human or natural causes. In general, we use submarine cables with cable-to-cable backup for medium-distance links in Asia and satellite links backup for longer-distance transmission. We use microwave and fiber optic links for connections between gateways and earth stations, as well as for the Batam gateway, which has microwave links to Singapore. It is our policy to maintain 100% redundancy for all of our international long-distance links (which may require routing through a third country) in an effort to provide high-quality services to our customers.

Submarine Cables.    We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage, age and allocated capacity of our cable network, as of December 31, 2006:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN	Australia, Hong Kong, Japan, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, South Korea, Taiwan, United States, Vietnam and Thailand	1,618.304

APCN-2	China, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan	288.000

SEA-ME-WE 3 (Jakarta)	Australia, Belgium, Brunei, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, New Zealand, Oman, Pakistan, Portugal, Saudi Arabia, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Turkey, United Arab Emirates, United States and United Kingdom	2,116.096

TPC-5	Japan, United States	118.000

SEA-ME-WE 3 (Medan-Batam)	Australia, France, Germany, Hong Kong, India, Japan, Malaysia, Philippines, Saudi Arabia, Singapore, Taiwan, Thailand and United Kingdom	49.664

APCN and JS	Australia, Hong Kong, United States, Philippines and Singapore	33.920

SEA-ME-WE 3 and JS	Malaysia and Saudi Arabia	7.424

Total		4,231.408

To support the operations of our gateway in Surabaya, we have operated a submarine fiber optic cable linking Jakarta and Surabaya since January 1997. This link enhances network reliability and improves the quality of our services in the Surabaya region.

Microwave Circuits.    We operate a microwave transmission system between our Batam gateway and Singapore. This system has a combined capacity of 347 Mbps for voice and data, respectively, and serves as a relay station to route traffic through areas without fiber cable connections.

Satellite Circuits.    As of December 31, 2006, our available satellite bandwidth was 16.128 Mbps for voice and 1.280 Mbps for data circuits through earth stations at our Jakarta, Medan and Surabaya gateways. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from our Palapa C-2 satellite. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

Our fixed wireless network currently operates using 5MHz of radio frequency bandwidth in the 800MHz spectrum. The following table sets forth selected information regarding our fixed wireless network as of the dates indicated:

	As of December 31,
	2004	2005	2006
Base transceiver stations	408	513	1018
Base station controllers	8	9	26
Mobile switching centers	3	4	8
Media gateways	—	—	15

Other Communication Facilities

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

Fiber Optic and Microwave Terrestrial Links.    We have developed fiber optic and microwave terrestrial transmission link networks to connect the cities of Java, Sumatra, Kalimantan and Sulawesi. As of December 31, 2006, we had fiber optic and microwave terrestrial links to more than 20 major cities nationwide. These links are primarily used to deliver Internet and other MIDI services to corporate customers.

IP/MPLS Backbone and Metro Ethernet Network.    As of December 31, 2006, we had completed our IP/MPLS backbone network deployment project in 10 major cities in Indonesia. The Metro Ethernet Network was also deployed as access infrastructure in the inner cities and was integrated with the IP/MPLS backbone network to provide nationwide coverage.

Subsidiaries and Associated Companies

Indosat Singapore Pte. Ltd. (“ISPL”)

ISPL is 100%-owned by us and was established to provide end-to-end solutions for multinational corporations requiring telecommunications services to Indonesia. ISPL was incorporated in Singapore on December 21, 2005, and on April 14, 2006, was awarded a facility-based operator license. On April 26, 2006, we made a capital contribution of US$650,000 to ISPL.

Satelindo International Finance BV (“SBV”)

On November 4, 2004, we resolved to liquidate Satelindo International Finance BV (“SBV”). The final formal liquidation process began on November 1, 2006, and SBV was deregistered from the Dutch Chamber of Commerce on January 17, 2007 and SBV ceased to exist as of that date.

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

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2006 is contained in Note 1 to our consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2006, on a consolidated basis, we employed approximately 7,786 employees, 4,786 of whom were permanent employees and 3,000 of whom were non-permanent employees. As of December 31, 2006, excluding such seconded employees, our subsidiaries employed approximately 823 permanent employees. As of December 31, 2006, our permanent employees included 721 managerial-level employees (employees with the rank of manager or higher) and 3,242 non-managerial employees, compared to 769 managerial and 3,438 non-managerial employees, respectively, as of December 31, 2005, and 669 managerial and 3,490 non-managerial employees, respectively, as of December 31, 2004. Following our merger with Satelindo, IM3 and Bimagraha, most employees from such entities were transferred to us. Our turnover rate for employees during 2006 was 6.98% per annum, of which more than half left our Company to pursuant to a voluntary early retirement program. As a result, as of December 31, 2006, our employees had worked for us for an average of 10.69 years.

We provide numerous benefits to our employees, including a pension plan, medical benefits, income tax allowances and access to a cooperative established by the employees. While there are no restrictions on hiring, like all Indonesian companies, we are required to obtain the Central Labour Dispute Settlement Committee’s approval to terminate 10 or more employees during any one-month period.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat, or SPI (Union). On September 15, 2006, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and health, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2006, we insured 3,179 permanent employees through a fully funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10% to 20% of their base salaries, and we do not contribute to the plan. Plan administration and management is coordinated by seven financial institutions. Under Indonesian GAAP and U.S. GAAP, our pension liabilities are deemed to be fully funded.

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

In November 2006, we received the “HR Excellence Award 2006” from LMFEUI, SWA and Human Resource Indonesia in three categories: human resource management; performance management; and management of training and development. We were the only company in the telecommunications sector to receive such award.

Insurance

We carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance, as of December 31, 2006. During 2006, we did not have any insurance against consequential losses associated with the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 satellite on terms and conditions consistent with industry practice. Until January 30, 2007, we maintained insurance for US$12.0 million. We have renewed such policy with a coverage limit of US$14.0 million, representing the book value of the satellite. Because the Palapa-C2 satellite is of a class of satellite which has been identified as prone to SCP failure, our satellite insurance does not cover satellite malfunction caused by failures of this kind.

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

Our most important properties are located in Jakarta (international gateways and head office), Ancol (cable station and switching center), Daan Mogot, Jatiluhur (satellite earth station complex), Medan (international gateway), Pantai Cermin (earth station and cable station), Batam (international gateway and earth station), Surabaya (international gateway) and Banyu Urip-Gresik (earth station and cable station), Takisung – Banjarmasin (cable station) and Aeng Batu-batu-Makasar (cable station). Except for Daan Mogot, which we lease from Telkom, we hold registered land rights to most of our properties, the initial periods of which range from approximately 20 to 30 years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3000 3001, 3000 3002 Fax: (62-21) 3809 833, 3458 155

Jabotabek & Banten Regional Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

North Sumatera Regional Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4528 384

South Sumatera Regional Office	Jl. Veteran No. 933 Palembang 30113, Indonesia Tel: (62-711) 355 816 Fax: (62-711) 372 600, 355867

Central Java & DI Yogyakarta Regional Office	Jl. Pandanaran No. 18 Semarang 50134, Indonesia Tel: (62-24) 8411 266 Fax: (62-24) 8412 828

West Java Regional Office	Jl. Asia Afrika No. 141-147 Bandung 40111, Indonesia Tel: (62-22) 3000 0900 Fax: (62-22) 4230 856

East Java & Bali Nusra Regional Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 5455 001 Fax: (62-31) 5322 982, 546414

Sulampapua Regional Office	Jl. Slamet Riyadi No. 4 Makassar 90111, Indonesia Tel: (62-411) 326 808 Fax: (62-411) 326 828

Kalimantan Regional Office	Jln. Jend. Sudirman No. 37 Balikpapan 76112, Indonesia Tel: (62-542) 414 816 Fax: (62-542) 411 576

Principal Indebtedness

As of December 31, 2006, we had long-term indebtedness totaling Rp1,512.4 billion and bonds payable totaling Rp8,817.4 billion (excluding unamortized issuance cost and discount).

The following discussion describes our primary long-term indebtedness and bonds payable, and the following table sets forth our existing indebtedness as of December 31, 2006, as well as our Fifth Indosat Bonds and our Second Syari’ah Ijarah Bonds which we expect to issue in May 2007:

As of December 31, 2006
Second Indosat Bonds:
Amount outstanding	Series A bonds: Rp775.0 billion
Series B bonds: Rp200.0 billion
Series C bonds: Rp100.0 billion
Interest rate	Series A bonds: 15.75% per annum(1)
Series B bonds: 16.0% per annum(1)
Series C: fixed and floating(1) (2)
Repayment/Maturity	Series A and Series C bonds: November 2007
Series B bonds: November 2032(3)

Third Indosat Bonds:
Amount outstanding	Series A bonds: Rp1,860.0 billion
Series B bonds: Rp640.0 billion
Interest rate	Series A bonds: 12.50% per annum
Series B bonds: 12.875% per annum
Repayment/Maturity	Series A bonds: October 2008
Series B bonds: October 2010

Fourth Indosat Bonds:
Amount outstanding	Rp815.0 billion
Interest rate	12% per annum
Repayment/Maturity	June 2011

Fifth Indosat Bonds:
Amount to be issued	Rp2,600.0 billion
Interest rate	Series A bonds: 10.15% to 10.50% per annum Series B bonds: 10.65% to 10.90% per annum (each an indicative rate, actual rate subject to final pricing)
Repayment/Maturity	Series A bonds: May 2014 Series B bonds: May 2017

Guaranteed Notes due 2010:
Amount outstanding	US$300.0 million
Interest rate	7.75% per annum
Repayment/Maturity	November 2010

Guaranteed Notes due 2012:
Amount outstanding	US$250.0 million
Interest rate	7.125% per annum
Repayment/Maturity	June 2012

Export Credit Facility:
Amount outstanding	US$34.2 million
Interest rate	4.15% per annum
Repayment/Maturity	May 12, 2011

As of December 31, 2006

Indosat Syari’ah Mudharabah Bonds:
Amount outstanding	Rp175.0 billion
Interest rate	Revenue-sharing mechanism(4)
Repayment/Maturity	November 2007

First Indosat Syari’ah Ijarah Bonds:
Amount outstanding	Rp285.0 billion
Interest rate	Fixed ijarah return of 12%(5)
Repayment/Maturity	June 2011

Second Indosat Syari’ah Ijarah Bonds:
Amount to be issued	Up to Rp400.0 billion
Interest rate	Ijarah installment fee representing an amount equal to approximately 10.15% to 10.50% per annum(6)
Repayment/Maturity	May 2014

Syndicated Loan Facility:
Amount outstanding	Rp1,250.0 billion
Interest rate	9.3% per annum through March 31, 2007; thereafter, at a floating rate of interest equal to the greater of 10.5% per annum or the three-month SBI rate plus a margin rate until April 2008
Repayment/Maturity	April 2008

(1)	The interest rate for the interest payment due on November 6, 2003 was changed, on a one-time basis, as follows: (i) for the Series A bonds from 15.75% per annum to 16.75% per annum; (ii) for the Series B bonds from 16.0% per annum to 17.0% per annum; and (iii) for the Series C bonds from 15.625% per annum to 16.625% per annum.
(2)	The Series C bonds bore interest at the fixed rate of 15.625% per annum until February 2004; thereafter, such bonds bear interest at a floating rate based on the three-month rate for certificates of Bank Indonesia plus 1.625% per annum, with a ceiling of 18.5% per annum and a floor of 15.0% per annum.
(3)	The Series B bonds may be redeemed prior to maturity by us at 101% of the face amount thereof on the 5th, 10th, 15th, 20th and 25th anniversary of issuance, or put to us at the option of the bondholders at 100% of the face amount thereof at any time if the rating of such bonds falls to “AA-” or lower, or on the 15th, 20th and 25th anniversary of issuance.
(4)	The revenue-sharing mechanism is calculated by adding the following percentages of satellite and IMM’s Internet revenues for the periods indicated: 6.91% and 10.75% in 2003; 9.34% and 9.02% in 2004; 9.34% and 7.69% in 2005; 9.34% and 6.56% in 2006; and 9.34% and 5.5% in 2007, in each case respectively. The profit-sharing payment was changed on November 5, 2003 on a one-time basis from 16.32% to 17.32%.
(5)	We pay fixed interest payments in the amount of Rp8.6 billion on a quarterly basis.
(6)	We intend to pay fixed quarterly installment payments to holders representing an amount equal to 10.15% to 10.50% per annum.

Second Indosat Bonds

On November 6, 2002, we issued our Second Indosat Bonds with fixed and floating rates (the “Second Indosat Bonds”), with Bank Rakyat Indonesia acting as trustee. The Second Indosat Bonds have a total face value of Rp1,075.0 billion. The bonds consist of three series:

•	The Series A bonds, with an original face value of Rp775.0 billion, bear interest at a fixed rate of 15.75% per annum beginning February 6, 2003. The Series A bonds mature on November 6, 2007.

•

The Series B bonds, with an original face value of Rp200.0 billion, bear interest at a fixed rate of 16% per annum for 30 years beginning February 6, 2003. We have the right to redeem the Series B bonds, in whole but not in part, at each of the 5th, 10th, 15th, 20th and 25th anniversaries of the issuance of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds have a put right that allows such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds is reduced to “idAA-” or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the issuance of the Series B bonds. The Series B bonds mature on November 6, 2032.

•

The Series C bonds, with an original face value of Rp100.0 billion, bear interest at a fixed rate at 15.625% per annum for the first year starting February 6, 2003 and bear a floating interest rate for the succeeding years until November 6, 2007. The floating interest rate is determined using the last interest rate for three-month certificate deposits at Bank Indonesia, plus 1.625% per annum. The floating interest rate is subject to a maximum rate of 18.5% per annum and a minimum rate of 15% per annum. The Series C bonds mature on November 6, 2007.

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

Third Indosat Bonds

On October 15, 2003, we issued our Third Indosat Bonds with a fixed rate (the “Third Indosat Bonds”) in two series. The Third Indosat Bonds have a total face value of Rp2,500.0 billion. Series A will mature in October 2008 and Series B will mature in October 2010.

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

Fifth Indosat Bonds

On May 29, 2007, we plan to issue our Fifth Indosat Bonds with a fixed rate (the “Fifth Indosat Bonds”). The Fifth Indosat Bonds will have a total face value of Rp2,600.0 billion. The Series A bonds will mature on May 29, 2014 and the Series B bonds will mature on May 29, 2017.

The Series A bonds will bear a fixed interest rate at between 10.15% and 10.50% per annum, subject to final pricing, for seven years from the date of issuance and the Series B bonds will bear an indicative fixed interest rate ranging from 10.65% to 10.90% per annum, subject to final pricing, for ten years from the date of issuance. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at market price.

The proceeds of the Fifth Indosat Bonds will be used to finance our planned capital expenditures. We will agree to certain negative covenants in connection with the issuance of the Fifth Indosat Bonds, including but not limited to agreements to maintain:

•	equity capital of at least Rp5,000 billion;

•	a ratio of total debt plus procurement payable to EBITDA of less than 3.5 to 1;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each annual consolidated financial report of at least 3 to 1.

Guaranteed Notes due 2010

On November 5, 2003, our finance subsidiary, Indosat Finance Company B.V., issued the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 have a total face value of US$300.0 million and mature on November 5, 2010. The Guaranteed Notes due 2010 bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. Indosat Finance Company B.V. may redeem up to a maximum of 35% of the original aggregate principal amount of the Guaranteed Notes 2010 with the proceeds of one or more public equity offerings by us, at a price equal to 107.75% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2010 are also redeemable at the option of Indosat Finance Company B.V. in whole or in part at any time on or after November 5, 2008 at 103.875%, on or after November 5, 2009 at 101.9375% and on or after November 5, 2010 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2010.

The Guaranteed Notes due 2010 are redeemable at the option of Indosat Finance Company B.V., in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require Indosat Finance Company B.V. or us to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of Indosat Finance Company B.V. (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of its assets), a holder of the notes has the right to require Indosat Finance Company B.V. to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

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

Indosat received the proceeds of the Guaranteed Notes due 2012 on June 23, 2005 pursuant to an intercompany loan agreement with Indosat International Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes due 2012 that are substantially similar to the covenants described above for the Guaranteed Notes due 2010.

The Guaranteed Notes due 2012 are listed on the Official List of the Singapore Exchange Securities Trading Limited and were rated “BB-” by Standard & Poor’s and provisionally rated “B1” by Moody’s at the time of issuance.

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd, as the original lender, for an export credit facility in the aggregate principal amount of US$38.0 million. The export credit facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The export credit facility has an interest rate of 4.15% per annum, which was calculated with reference to the commercial interest reference rate for U.S. dollars. Once amounts under the export credit facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The term facility agreement contains certain financial covenants. On November 13, 2006, we paid our first installment on this credit facility in the amount of US$3.8 million.

Indosat Syari’ah Mudharabah Bonds

On November 6, 2002, we issued our Indosat Syari’ah Mudharabah Bonds, which contain terms customary for Islamic financing principles, with Bank Rakyat Indonesia acting as trustee. The Indosat Syari’ah Mudharabah Bonds had an original face value of Rp175.0 billion and mature on November 6, 2007.

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

First Syari’ah Ijarah Bonds

On June 21, 2005, we issued our First Syari’ah Ijarah Bonds (the “First Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The First Syari’ah Ijarah Bonds have a total face value of Rp285.0 billion and mature in June 2011.

Holders of the First Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the First Syari’ah Ijarah Bonds, which refers to our operating revenues from lease of our Indosat World Link services. Holders of the First Syari’ah Ijarah Bonds are entitled to certain percentage of such operating revenues. The total Ijarah Installment Fee, expected to be paid to the holders of the First Syari’ah Ijarah Bonds, is Rp34.2 billion per annum. We have the right to make early payment for all of the bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price.

The First Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties. In connection with the issuance of the First Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in the Second Indosat Bonds.

Second Syari’ah Ijarah Bonds

On May 29, 2007, we plan to issue our Indosat Sukuk Ijarah Bonds (the “Second Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Second Syari’ah Ijarah Bonds have a total face value of up to Rp400.0 billion and mature in May 2014.

Holders of the Second Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the Syari’ah Ijarah Bonds, which refers to our revenues from lease circuit services. Holders of the Syari’ah Ijarah Bonds are entitled to a certain percentage of such operating revenues. The total Ijarah Installment Fee, expected to be paid to the holders of the Syari’ah Ijarah Bonds, represents an amount equal to 10.15% to 10.50% per annum. After the first anniversary of the Second Syari’ah Ijarah Bonds, we have the right to repurchase all or a portion of such bonds at the then-prevailing market price.

In connection with the issuance of the Second Syari’ah Ijarah Bonds, we have agreed to certain covenants, which are similar to the covenants contained in Fifth Indosat Bonds.

Syndicated Loan Facility

On October 2, 2003, we entered into a Rp3,165.0 billion syndicated loan facility with Bank Danamon, Bank Bukopin, Bank Mandiri, Bank Central Asia and Bank Negara Indonesia. As of December 31, 2006, the outstanding balance owed on this facility totaled Rp1,250.0 billion. The floating rate of interest to be paid will be determined by the amount drawn down under such facility. We granted a fiduciary security over our cellular assets with 125% coverage ranking pari passu with other secured creditors in connection with this syndicated loan facility. On March 31, 2005, we amended this syndicated loan facility and agreed to partially prepay the syndicated loan facility in the amount of Rp592.8 billion, and the creditors agreed to release the fiduciary security in its entirety, extend the maturity date and change the interest rate in connection with the facility to become a fixed rate of 9.3% per annum for April 1, 2005 to March 31, 2007 and 10.5% or a reference rate plus margin at 2.5%, whichever is higher, per annum for April 1, 2007 to March 31, 2008.

Lintasarta

Lintasarta’s long-term debt is comprised of certain investment credit facilities from PT Bank Niaga Tbk or Bank Niaga, unsecured convertible bonds and unsecured limited bonds. As of December 31, 2006, the investment credit facility from Bank Niaga totalled Rp81.1 billion, and the outstanding amounts of the bonds totalled Rp62.0 billion.

Investment Credit Facility II

On August 14, 2003, Lintasarta obtained an import sight letter of credit facility and investment credit facility totaling US$10.0 million from Bank Niaga to purchase telecommunications and computer equipment. The import sight letter of credit facility expired on December 31, 2004. Interest on the investment credit facility is calculated by reference to the three-month SBI interest rate plus 2.75% per annum (subsequently amended to such deposit rate plus 3.0% per annum on October 1, 2003). The first repayment of principal on the investment credit facility was due on November 14, 2004, with installments amounting to Rp1.5 billion payable quarterly up to February 14, 2007. As of December 31, 2006, Lintasarta had fully drawn down the investment credit facility. The loan is collateralized by equipment purchased from the proceeds of the credit facilities and receivables from frame relay services. Lintasarta is also required to comply with the same restrictive covenants imposed by the import sight letter of credit facility and investment credit facility.

Investment Credit Facility III

On June 29, 2004, Lintasarta obtained a new credit facility from Bank Niaga for the purchase of telecommunications equipment, computer and other supporting facilities in the total aggregate amount of Rp98.0 billion. The loan bears interest at the three-month time deposit rate guaranteed by Bank Indonesia plus 3.5% per annum. The loan had a grace period for the first quarterly repayment of principal up to the quarter ended June 29, 2005. The quarterly repayment of the principal began on September 29, 2005 in the amount of Rp9.8 billion per quarter and will continue until December 29, 2007.

Investment Credit Facility IV

On August 29, 2005, Lintasarta obtained a new credit facility from Bank Niaga in the aggregate amount of Rp45.0 billion for the purchase of telecommunications equipment. The loan from the facility bears interest at the prevailing annual rate for three-month certificates of deposit of Bank Indonesia plus 3.00% per annum. The loan has a grace period for the first quarterly repayment of principal for 14 months from the date of the loan agreement. The quarterly repayment of principal began on November 29, 2006 in the amount of Rp4.5 billion per quarter and will continue until February 28, 2009.

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

Limited Bonds I

On June 2, 2003, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp40.0 billion including our portion of Rp9.6 billion. Such limited bonds are unsecured and had an initial maturity date of June 2, 2006. The bonds bear interest at the fixed rate of 16% per annum for the first year and floating interest rates for the following years which is based on the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3% margin with a maximum rate of 19% per annum and a minimum rate of 11% per annum. Interest is payable quarterly from September 2, 2003. On June 14, 2006, Lintasarta agreed with the holders to extend the maturity date from June 2, 2006 to June 2, 2009 and the nominal value of the limited bonds became Rp34.9 billion, including our portion of Rp9.6 billion. On July 17, 2006, Lintasarta obtained approval from Bank Niaga on the changes in maturity date and nominal value of the Limited Bonds I.

Limited Bonds II

On June 14, 2006, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp66.2 billion, including our portion of Rp35.0 billion. The bonds are unsecured and will mature on June 14, 2009. The bonds bear interest at a floating rate determined by reference to the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3% margin with a maximum rate of 19% per annum and a minimum rate of 11% per annum. Interest is payable quarterly from September 14, 2006. On July 17, 2006, Lintasarta obtained approval from Bank Niaga on the changes in maturity date and nominal value of the Limited Bonds II. The proceeds of the Limited Bonds II are used for capital expenditures to expand Lintasarta’s telecommunication peripheral.

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

Indonesia had an estimated population of approximately 222.78 million people as of 2005, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s GDP has grown significantly from US$144.7 billion in 2001 to US$282.16 billion in 2005 in current U.S. dollars according to the World Bank, which represents a compound annual growth rate of 18.17%. This growth rate compares favorably against the approximately 10.54% and approximately 7.61% GDP growth experienced by Thailand and the Philippines, respectively, during the same period. According to World Bank, GDP per capita at purchasing power parity has also increased from US$2,830 in 2001 to US$3,720 in 2005.

The Government, through the Ministry of Communications and Information Technology, has extensive regulatory authority and supervisory control over the telecommunications sector. While the Government has historically maintained a monopoly over telecommunications services in Indonesia, recent reforms, the majority of which came into effect on September 8, 2000, have attempted to create a regulatory framework to promote competition and accelerate infrastructure investment in telecommunications facilities. For a description of these reforms, see “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry.”

In Indonesia, fixed-line services are mostly provided by Telkom, a majority state-owned company, which owns and operates the country’s primary PSTN and fixed wireless access points. Before the implementation of the new interconnection regime, telecommunications operators interconnected with Telkom’s network to access all fixed-line and cellular users. Telkom’s local fixed-line monopoly ceased on August 1, 2002, and we have since commenced our build-out of a separate fixed-line network. According to the new interconnection regime, telecommunications operators may enter into bilateral agreements which enable them to interconnect directly with other telecommunications operators.

Although cellular penetration is low relative to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 5.52% in 2002 to approximately 21.06% in 2005, a compound annual growth rate of 56.26%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2005, the number of fixed lines, including fixed wireless access, was approximately 12.7 million, representing a fixed-line penetration of 5.73%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2005:

	For the year ended December 31, 2005
	Population(1)	Fixed-line penetration(1)	Cellular penetration(1)	GDP per capita(2)(3)
	(millions)			(US$)
Hong Kong	7.04	53.94%	123.47%	34,670
Singapore	4.35	42.39	100.76	29,780
South Korea	48.29	49.17	79.39	21,850
Malaysia	26.00	16.79	75.17	10,320
Thailand	64.23	10.95	42.98	8,440
Philippines	84.21	4.00	41.30	5,300
China	1,315.84	26.63	29.90	6,600
Indonesia	222.78	5.73	21.06	3,720

(1)	Source: International Telecommunications Union estimates, ICT Statistics 2005.
(2)	Source: World Economic Outlook Database, July 2006.
(3)	Gross domestic product per capita at purchasing power parity.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 11.70 million as of December 31, 2002 to approximately 46.91 million as of December 31, 2005, representing an increase in cellular penetration from approximately 5.52% to approximately 21.06%. Despite this rapid growth rate, the cellular penetration rate of 21.06% as of December 31, 2005, is relatively low compared to other countries in the region.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31, 2005
	2003	2004	2005	Compound Annual Growth Rate 2003–2005
	(in millions, except percentages)
Indonesian population(1)	215	222.61	222.78	1.79%
Cellular subscribers(1)	18.8	30.00	46.91	57.96%
Cellular penetration(2)	8.7%	13.48%	21.06%	55.14%

(1)	Source: International Telecommunications Union estimates, ICT Statistics 2005,excluding fixed wireless services.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The launch of prepaid services in 1998, which have been widely accepted in the Indonesian market, enabled cellular operators to overcome increasing bad debts from the economic crisis, which commenced in mid-1997. Investment continues to increase in the Indonesian cellular telecommunications industry with operators upgrading their networks.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and Excelcomindo. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless services licenses using CDMA technology to Telkom, Indosat, and Bakrie Telecom. As of September 30, 2006, these nationwide GSM operators collectively held an approximately 89.21% share of the Indonesian wireless market. As of September 30, 2006, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 32.47 million cellular subscribers and an approximately 58.96% GSM market share. We were the second largest cellular provider with approximately 14.23 million cellular subscribers and an approximately 25.85% GSM market share as of the same date. Excelcomindo, the third-largest provider, had approximately 8.37 million cellular subscribers and an approximately 15.20% GSM market share as of the same date. Fixed wireless services is dominated by Telkom under the brand Flexi with 3.66 million subscribers as of September 30, 2006. The second largest provider is Bakrie Telecom under the brand Esia with 1.30 million subscribers as of the same date, and we are the third largest provider with 271,000 subscribers under the brand StarOne. There are other smaller players such as NTS, HCPT, and STI.

In part, wireless subscriber growth in Indonesia has been driven by the “calling party pays” system, the launch of prepaid service, as well as the introduction of SMS. The calling party pays system requires the originators of telephone calls to pay for calls. Based on international experience, countries that implement a calling party pays system typically experience higher wireless penetration rates because wireless subscribers are more likely to give out their telephone numbers and keep their handsets switched on.

Since its introduction in 1998, prepaid service has been popular in Indonesia, as in other Asian countries, because it permits customers to register for wireless service without undergoing a credit review. Prepaid service also gives customers more control over monthly expenditures. SMS has proven to be popular in Indonesia, particularly on the prepaid platform, as it provides a convenient and cost-efficient alternative to voice and e-mail communications. Competition in the Indonesian wireless services industry is based primarily on service quality, pricing, availability of data services and value-added features such as voice mail and text messaging.

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

In December 2006 the Government released the White Paper on Business Opportunity in Fixed Telecommunication Services (local, DLD, IDD) in which they invited investors to bid for fixed telecommunication services. The Government expects that this white paper will increase Indonesia’s penetration rate.

Competition from VoIP providers offering services including budget calls, such as “01017 “ provided by Telkom and “FlatCall 01016” provided by us, and prepaid calling cards has begun and is expected to adversely impact revenues from traditional international long-distance calling services.

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

Industry Trends

We believe that the trends driving the telecommunications industry in Indonesia include:

Wireless Services

•

Continued growth in wireless telecommunications. We expect that the wireless telecommunications industry and demand for wireless telecommunications services will continue to grow as Indonesia develops and modernizes.

•

Migration of voice and data traffic towards wireless. We anticipate wireless services will become increasingly popular as a result of wider coverage areas and improving wireless network quality, declining handset costs and the proliferation of prepaid services.

•

Significant growth in wireless penetration rates in regions outside Java. The relatively low wireless penetration rates in regions outside Java offer growth potential for wireless services providers in Indonesia as the population residing outside Java becomes more affluent.

•

Stabilization of voice usage rates. The growth in usage rates for SMS services is expected to slow in coming years, thereby helping to stabilize the decrease in usage rates and ARPU for voice services.

•	Increasing competition as new wireless operators enter the market.

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

Government Regulation No. 52/2000 on Telecommunications Operations, or the Telecommunications Operations Regulation, and Government Regulation No. 53/2000 on Radio Frequency Spectrum and Satellite Orbits were introduced as the initial implementing regulations of the Telecommunications Law. The Minister of Communications, the former regulatory body of the telecommunications industry, also promulgated various decrees, including the Minister of Communications Decree No. 20/2001, which was amended by the Minister of Communications Decree No. 29/2004, on Telecommunications Network Operation, or the Telecommunications Network Decree, the Minister of Communications Decree No. 21/2001, which was amended by the Minister of Communications Decree No. 30/2004, on Telecommunications Services Operation, and the Minister of Communications Decree No. 31/2003 on the Indonesian Telecommunications Regulatory Body, or the Telecommunications Regulatory Body Decree. In 2006, the Government, acting through the Ministry of Communication and Information Technology, enacted new ministerial decrees such as No. 8/2006 on Cost Based Interconnection, No. 1/2006, No. 2/2006, No. 4/2006, No. 7/2006, and No. 19/2006 on 3G Service Provision, No. 5/2006 on Telecommunication Kiosk, No. 9/2006 on Fixed Telecommunications Tariff, No. 11/2006 on Lawful Interception, No. 12/2006 on Cellular Tariff, No. 102/2006 on ISAT 2G and 3G Cellular Network License (amendment) , No. 181/2006 on Migration of FWA Network to 800MHz Allocated Frequency.

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

On July 11, 2003, the Minister of Communications promulgated the Telecommunications Regulatory Body Decree, pursuant to which the Minister of Communications delegated its authority to regulate, supervise and control the telecommunications sector in Indonesia to the Indonesian Telecommunications Regulatory Body, or the BRTI, while maintaining the authority to formulate policies over the industry. The BRTI first convened in January 2004 and consists of the DGPT, which is a governmental agency, and the Telecommunications Regulatory Committee which consists of seven members, including a chair position held by the Director General of Post and Telecommunications. Members of the Telecommunications Regulatory Committee are appointed by the Minister of Communications and Information Technology. All members of the Telecommunications Regulatory Committee: (i) must be Indonesian citizens; (ii) have professional expertise in telecommunications, information technology, economics, law or any social science; (iii) not have any interests in any of the telecommunications operators; and (iv) not be appointed as a director or commissioner of any of the telecommunications operators. On January 5, 2006, the Government, acting through the Ministry of Communication and Information Technology, enacted member of BRTI Period-2 which 2 of them are from government and 5 of them are from public.

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

Classification of Telecommunications Providers

The Telecommunications Law classifies telecommunications providers into telecommunications network providers, telecommunications services providers and special telecommunications providers. The Telecommunications Operations Regulation further classifies telecommunications network operators into fixed telecommunications network operators, mobile telecommunications network operators and closed network telecommunications operators. Under the Telecommunications Law, licenses are required for each category of telecommunications operator. A telecommunications network provider is licensed to own and/or operate a telecommunications network. The license entitles the telecommunications service provider to provide services, but does not require such provider to own a network. Special telecommunications licenses are required for providers of private telecommunications services or for purposes relating to broadcasting and national security interests. The Telecommunications Network Decree provides that telecommunications network operating licenses shall be issued by the Minister of Communications and Information Technology. The Telecommunications Services Decree differentiates the basic telephony service operating license to be issued by the Minister of Communications and Information Technology from the other value-added telephony and multimedia service operating licenses issued by the DGPT.

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

In an attempt to liberalize DLD services and local telecommunications access, the Government has issued regulations requiring each provider of DLD services to implement three-digit access code to be dialed by customers making a DLD call. On April 1, 2005, the Ministry of Communications and Information Technology announced that the usage of three-digit access codes for DLD calls will be implemented gradually within five years of such date. Implementation will be effected in stages, with priority to be given to areas that have the technical ability to implement the new access codes for DLD calls. Currently, Indosat and Telkom use the access code “0” for long distance services from its own fixed networks. There is a possibility that the implementation of DLD access code 01X will be delayed since Telkom has been unable to make these changes to its networks.

Tariffs

Based on previous regulation, retail tariffs such as activation fees, monthly fees, per minute usage charges for either for fixed or mobile services were regulated by the Government as along with leased circuit services tariffs such as installation fees and monthly fees based on the level of speed selected.

Based on Telecommunication Regulation No. 36 year 1999, currently, the Government has enacted Communication and Information Technology Ministry Regulation as guidance for tariff formulations for fixed telecommunication services (Ministerial Decree No. 9/2006) and tariff formulations for mobile telecommunication services (Ministerial Decree No. 12/2006). The tariff formulation for fixed telecommunication services is intended to determine the ceiling price while the tariff formulation for mobile telecommunication services is intended to determine the floor price. The Government is expected to change these tariff formulations in the near future.

Consumer Protection

Under the Telecommunications Law, each operator must provide guarantees to consumers in relation to certain matters including quality of service, usage and service fees and compensation. The law also allows customers who are injured or sustain damages to file claims against negligent providers.

Universal Service Obligations

Under the Telecommunications Law, all telecommunications network and service operators are bound by Universal Service Obligations, or USOs, which require participation by all operators in the provision of telecommunications facilities and infrastructure in the areas designated as USO areas by the Minister of Communications and Information.

In March 2004, the Government released Ministerial Decree No. 34/2004, which included specifications for the USO implementation program and zone, technical requirements, operating, financing and monitoring. Through Government Regulation No. 28/2005 and Ministerial Decree No. 15/2005, the Government announced regulations establishing the mechanism for USO payments and changing the USO tariff from Rp750 for each successful international outgoing or incoming call to 0.75% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts.

The Government is currently in the process of promulgating a regulation to use the USO fund for developing network and telecommunication services in areas with no telecommunication network.

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

On February 8, 2006, through Ministerial Decree No. 8/2006, the Government issued new interconnection regulations representing the foundation of the cost-based interconnection regime, replacing the previous revenue-sharing interconnection regime. As required by the new regulation, the Government set a formula as guidance for calculating the interconnection cost for every operator. The results of the calculation will be evaluated by the Government and used by the Government as the reference.

The results of the calculation by operators will be included in the proposal Reference Interconnection Offer (RIO), together with the proposals for call scenarios, traffic routing, Point of Interconnection, procedure for requesting and providing interconnection, etc. Interconnection access providers should implement a queuing system with First In First Serve. In addition, the interconnection mechanism should also transparent and without any discriminations.

Dominant operators such as Indosat and non-dominant operators submitted RIOs in September 2006. The RIOs of dominant operators were approved by the Government in October 2006 and the implementation of the new regime began in January 2007 through bilateral agreements among operators.

The Government’s National Fundamental Technical Plan sets out the technical requirements such as for routing plans, numbering, and technical aspects for interconnection of the networks of various telecommunications operators, allowing all network operators to interconnect directly without having to interconnect with the PSTN.

Fee Regime

Each telecommunications operator is required to pay to the Government a license concession fee, frequency fee and satellite orbit fee, as applicable. The concession fee for each telecommunications operator is approximately 1% of gross revenues, consisting of items such as revenues from leasing of networks, interconnection charges, activation of new customers, usage charges, roaming charges and SIM cards. The frequency fee for GSM 900, DCS 1800 and FWA networks is calculated by applying the formula principally based on the number of base station controllers and transmission receiver units owned by the telecommunications operator. For 3G services, an operator is required to pay the frequency fee based on the bandwidth allocated frequency. In addition, users must pre-pay a one-time satellite orbital connection fee while the satellite is in operation.

In order to acquire frequency allocation for 3G services, the Government conducted an open bidding process in which Indosat was awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion. In addition, the Government also required a performance bond as collateral for operators to fulfill all requirements as stated in the licensing contract.

Prepaid Cellular Subscriber Registration

On October 28, 2005, the Government began requiring telecommunications operators to register prepaid cellular subscribers. The regulations specified that such registration process must be completed no later than April 28, 2006, which deadline was later extended to September 28, 2006. We instituted procedures designed to complete the required registration at the initial point of sale and have finalized the mandatory prepaid registration as of September 2006, by cancelling the accounts of approximately 1.3 million unregistered customers of the Company. As stated in the Ministerial Decree No 23/2005, all operators have an ongoing duty to register their new prepaid cellular subscribers.

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the placement and operation of our satellite are subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process.

Frequency of Fixed Wireless Access-CDMA

Through the Communication and Information Technology Ministerial Decree No. 181/2006, the Government has reallocated frequency for FWA operators in the 800MHz frequency as part of a frequency clearance for 3G services (IMT-2000). Indosat had previously been granted 5MHz in Uplink frequency 1,880-1,885MHz and Downlink 1,960-1,965MHz in Jakarta, Banten and West Java and Uplink frequency 830-835MHz and Downlink

875-880MHz in other parts of Indonesia. According to the above regulation, Indosat has been granted 2x1.23MHz in frequency (Uplink 842.055-843.285MHz in conjunction with Downlink 887.055-888.285MHz and Uplink 843.285-844.515MHz in conjunction with Downlink 888.285-889.515) nationwide. The migration of the frequency should be implemented gradually and is expected to be completed by December 31, 2007. The migration process may face some difficulties due to the cost of migration and the process of clearing the new Indosat channel which currently used by Mobile-8.

Item 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto for the three years ended December 31, 2004, 2005 and 2006, included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See “—Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” for a summary of certain material differences between Indonesian GAAP and U.S. GAAP as such differences apply to our financial condition and results of operations. Certain amounts (including percentage amounts) have been rounded for convenience.

A.    OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2006, we were the second-largest cellular operator in Indonesia as measured by number of cellular subscribers. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

Factors Affecting our Results of Operations and Financial Condition

Our results of operations and financial condition have been affected and will continue to be affected by a number of factors, including the following:

Cellular Subscriber Growth and Usage Patterns

Since the launch of our cellular services in Indonesia, we have recorded our cellular subscriber growth each year. Our cellular subscriber base has grown from 9,754,607 subscribers as of December 31, 2004 to 16,704,639 as of December 31, 2006. Operating revenues from cellular services have grown from Rp7,342.1 billion, representing 70.4% of our total operating revenues, in 2004 to Rp9,227.5 billion, representing 75.4% of our total operating revenues, in 2006. This growth has been driven by continued growth in demand for cellular and other telecommunications services in Indonesia coupled with expansion of our cellular network and capacity and our marketing efforts to attract new subscribers. The number and usage behavior of new cellular subscribers may vary from quarter to quarter, depending in part on the pricing packages we offer during a particular quarter and those offered by our competitors.

Following the merger of Satelindo and IM3 into Indosat in 2003, we had two separate networks which were previously operated by Satelindo and IM3. In 2004, we began to integrate such legacy networks to create a common cellular platform. This network integration process was complex and time-consuming, involving a wide geographical area and equipment compatibility issues. During various stages of the integration, particularly in 2005 and in the region of Java, we experienced significant difficulties executing our cellular network integration plans. As a result of such difficulties, we were unable to launch marketing initiatives related to our cellular services on a nationwide basis until the first quarter of 2006. In addition, our customers experienced periods of inconsistent cellular service quality, which contributed significantly to a decrease of approximately 1.5 million subscribers during the first quarter of 2006. We completed our network integration during the first quarter of 2006. Since then, we believe our cellular service quality has improved, and we have launched several nationwide marketing initiatives to attract new subscribers, including Mentari “Freetalk” and IM3 “Raja SMS.” We believe that improved network quality and several aggressive promotions in the first half of 2006 resulted in a positive impact on our financial performance in the second half of 2006 and we experienced cellular subscribers growth until the end of 2006.

Our operating revenues from cellular services have not grown at the same rate as our cellular subscriber numbers primarily due to a combination of increased penetration to lower-income subscribers, a decrease in our effective revenue per minute due to discount offers and extended local zones. Consistent with industry trends in other countries, as the market penetration for cellular subscribers in Indonesia increases, the usage levels of new subscribers declines. Other factors have contributed to this trend, including increased usage of SMS, rather than voice services, and the tariff packages we have offered to attract such new subscribers. Many new cellular subscribers are younger retail subscribers who typically use SMS heavily, but generate less cellular voice traffic than our existing cellular subscribers. Such cellular subscribers typically have higher price sensitivity and are more likely to switch telecommunications operators based on price and promotional factors.

Tariff Levels

Based on previous regulations, retail tariffs such as activation fees, monthly fees, per second usage tariffs for cellular services as well as for fixed telecommunications and leased circuit services tariffs were regulated by the Government. The fixed telecommunications services tariff formulation is intended to determine the ceiling price while cellular communication services tariff formulation is intended to determine the floor price. The Government uses a tariff calculation formula to determine leased circuit services tariffs, which basically obligates all fixed telecommunications operators to implement tariff formulations based on the actual and forecasted costs of providing the services.

The Indonesian Economy

We believe the growth in the Indonesian telecommunications industry has been driven in part by recent growth of the Indonesian economy, and that demand for such services should continue, as the Indonesian economy continues to develop and modernize. Our performance and the quality and growth of our customer base and service offerings are necessarily dependent on the health of the overall Indonesian economy.

Capital Expenditures

As we continue to expand the coverage, capacity and quality of our network in order to add subscribers, we will need to continue to make significant capital expenditures. From the beginning of 2004 through 2006, we invested a total of Rp20,129.9 billion (US$2,145.9 million) in our various businesses. Under our current capital expenditures program, we plan to invest at least US$1.0 billion in 2007 in capital expenditures for our various businesses. While we plan to use internal resources and cash flow from operations to finance such planned capital expenditures, we also expect to explore opportunities to raise financing through external sources. We face liquidity risk if certain events occur, including but not limited to, the Indonesian economy growing more slowly than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating.

Overview of Operations

The following table sets forth certain segment information with respect to each of our principal products and services for the periods indicated:

	Cellular	Fixed telecommun- ications	MIDI	Other Services	Segment Total
	(Rp. in billions)
As of and for the year ended December 31, 2004:(1)
Operating revenues	7,342.1	1,544.7	1,483.9	59.4	10,430.1
Operating income (loss)	2,438.1	575.7	270.0	(85.7)	3,198.1
Depreciation and amortization	2,209.3	182.0	425.0	2.3	2,818.6
Segment assets	20,490.1	1,803.4	3,003.6	160.6	25,457.7
Segment liabilities	13,861.4	1,069.2	977.6	65.9	15,974.1
Capital expenditures for segment assets	4,611.0	507.6	790.8	1.3	5,910.7

As of and for the year ended December 31, 2005:(1)
Operating revenues	8,645.0	1,250.8	1,694.0	—	11,589.8
Operating income	2,639.5	615.1	397.3	—	3,651.9
Depreciation and amortization	2,431.4	214.2	434.6	—	3,080.2
Segment assets	28,303.3	1,149.0	3,269.1	—	32,721.4
Segment liabilities	19,857.5	904.5	960.8	—	21,722.8
Capital expenditures for segment assets	6,330.4	306.3	661.2	—	7,297.9

As of and for the year ended December 31, 2006:(1)
Operating revenues	9,227.5	1,109.3	1,902.6	—	12,239.4
Operating income	2,291.9	627.6	479.1	—	3,398.6
Depreciation and amortization	2,967.2	182.7	503.4	—	3,653.3
Segment assets	30,550.2	1,552.0	3,738.0	—	35,840.3
Segment liabilities	19,665.8	760.3	931.6	—	21,357.7
Capital expenditures for segment assets	5,961.1	366.7	593.5	—	6,921.3

(1)	Segment results and assets include items directly attributable to a segment as well as those results and assets that can be allocated on a reasonable basis. Interest income is not reported by operating segment because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and income tax are also not reported by operating segment because they are not considered in the performance evaluation by our management. Capital expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI services and fixed telecommunications (principally international long-distance). The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the year ended December 31,
	2004		2005		2006
	(Rp. in billions, except percentages)
Operating revenues:
Cellular	7,342.1	70.4%	8,645.0	74.6%	9,227.5	75.4%
MIDI	1,483.9	14.2	1,694.0	14.6	1,902.6	15.5
Fixed telecommunications	1,544.7	14.8	1,250.8	10.8	1,109.3	9.1
Other	59.4	0.6	—	—	—	—

Total operating revenues	10,430.1	100.0%	11,589.8	100.0%	12,239.4	100.0%

The principal drivers of our operating revenues for all of our services are subscriber numbers, usage levels and the rates for services. Usage levels for our services are affected by several factors, including continued growth in demand for telecommunications services in Indonesia, the continued development of the Indonesian economy and competition. In 2005, the Government instituted a program requiring the mandatory registration of all prepaid cellular subscribers by all telecommunications operators by September 27, 2006. As a result of this program, we were forced to cancel approximately 1.3 million unregistered cellular subscriber accounts in the third quarter of 2006, and we believe our competitors are also required to cancel certain accounts. We believe such unregistered subscribers represent primarily low usage and inactive subscribers. The cancellation of unregistered cellular subscribers has enabled us to allocate available network capacity to new cellular subscribers. Historically, a significant portion of our operating revenues depended on tariff levels established by the Government; however, since the implementation of the new interconnection regime, our operating revenues will increasingly depend on the interconnection costs agreed between us and other telecommunications operators. Due to the implementation of the new interconnection regime, our operating revenues will depend on interconnection tariffs for terminating and originating calls, which tariffs will be negotiated between us and other telecommunications operators.

Cellular Services.    We derive our cellular services operating revenues from charges for usage, value-added features, monthly subscription and connection fees, as well as interconnection charges from other telecommunications providers.

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(Rp. in billions)
Usage charges	4,218.8	4,794.1	5,317.9
Value-added features	2,131.0	2,815.2	3,022.7
Interconnection income	707.6	746.8	697.3
Connection fees	103.6	191.3	103.5
Monthly subscription charges	130.4	21.1	9.9
Others	50.7	76.5	76.2

Total cellular services operating revenues	7,342.1	8,645.0	9,227.5

A substantial proportion of our cellular subscribers are prepaid subscribers (approximately 95.0% as of December 31, 2006). We offer a variety of value-added features to our prepaid subscribers, which have increased cellular services operating revenues from value-added features, in particular SMS and value-added SMS, which allows access to a variety of information, such as politics, sports and business news. We have expanded the value-added features available to prepaid subscribers, including ring-back tones, voice SMS, mobile office, voicemail, GPRS and MMS services. We anticipate SMS and other value-added features will continue to increase as a proportion of our cellular services operating revenues as we continue to make available new value-added features to our prepaid cellular subscribers.

The number of our cellular subscribers has increased from approximately 9,754,607 as of December 31, 2004 to approximately 14,512,453 and 16,704,639 cellular subscribers as of December 31, 2005 and 2006, respectively, representing a 15.1% increase from 2005 to 2006.

We recognize cellular revenues as follows:

•	cellular services operating revenues arising from usage charges and roaming calls are recognized based on the duration of successful calls made using our cellular network;

•	for postpaid subscribers, monthly service fees are recognized at the time the service is provided;

•

for prepaid customers, the activation component of cellular services operating revenues received from starter package sales is recognized upon delivery to dealers or direct sales to cellular subscribers. Sales of initial and re-load vouchers are recorded as unearned revenues and recognized as cellular services operating revenues upon activation or upon expiration of the airtime; and

•	cellular services operating revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of actual recorded traffic for the month.

•	cellular services operating revenues are presented on a net basis after interconnection expenses and compensation to value-added service providers.

Historically, we earned net interconnection revenues from other operators. Starting January 2007, as a result of the new interconnection regime, telecommunications operators in Indonesia have switched from a system of charging for airtime usage to negotiated interconnection rates between telecommunications operators. Following the new interconnection regime, we expect the mobile interconnection income and charges from and to other operators will vary based on their traffic profile.

MIDI Services.    Our MIDI services operating revenues consist primarily of revenues from high-speed leased lines and frame relay services provided by us and Lintasarta, digital data network services provided by Lintasarta, satellite services and Internet services provided by us, IMM and Lintasarta. Operating revenues from MIDI services are comprised of fixed-cost charges for high-speed leased lines and satellite services, or a combination of fixed fees and volume charges for other services. In most instances, a connection fee is charged when the service is installed or location of service is moved. Thereafter, a monthly fee is assessed, together with applicable usage fees calculated according to bandwidth, volume, duration or type of plan. Our satellite lease and IMM’s Internet revenues are subject to the revenue-sharing arrangement under Indosat’s Mudharabah Syari’ah Bonds. See “Item 4: Information on the Company—Principal Indebtedness.” Revenue from leased line services is derived from monthly fixed-cost charges based on the length of the line, the speed and bandwidth capability of the line, the type of line service provided, whether the service site is local or international, and site installation charges.

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

We record satellite revenues on a straight-line basis over the lease period for the transponder. Monthly rent for satellite transponder capacity is based primarily on the leased capacity. We recognize installation service revenues upon the completion of the installation or connection of equipment used for network connection purposes in the customers’ premises, while we recognize revenues from monthly service fees and other MIDI services as the services are rendered.

Fixed Telecommunications Services.    Fixed telecommunications services include international long-distance and fixed wireless services, which we introduced in 2004. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 77.3% of our operating revenues from fixed telecommunications services in 2006 and fixed wireless and fixed line services represented the balance.

International Long-distance Services.    Our international long-distance services operating revenues have two primary sources, incoming call revenues and outgoing call revenues. For most outgoing calls, tariffs are set pursuant to Ministerial Decree No. 74/2003, and we receive payments from domestic carriers, including Telkom and other domestic fixed-line and cellular operators. Such payments are denominated and paid in Indonesian rupiah. For incoming calls, three key factors typically determine our operating revenues: traffic volume, accounting rates and currency fluctuations. We have negotiated volume commitments and accounting rates with foreign telecommunications operators or have implemented a market termination rate-based pricing system, and received net settlement payments from such carriers. Net settlement payments and accounting rates are generally denominated and paid in currencies other than the Indonesian rupiah, principally the U.S. dollar; accordingly, incoming call revenues are affected by fluctuations in exchange rates between the Indonesian rupiah and other currencies.

Although we are implementing measures intended to maintain IDD call volumes, we believe that increased competition from Telkom and VoIP providers reduced IDD call volumes and international long-distance services operating revenues in 2006. We expect usage of VoIP services will continue to increase. To compete with Telkom and VoIP providers and to maximize the use of our network capacity, we have aggressively sought negotiated volume commitments for incoming calls from certain foreign telecommunications operators, resulting in increases in incoming call minutes.

Prior to 2006, we utilized revenue-sharing agreements to negotiate interconnection fees with certain cellular operators, and we recorded operating revenues from such interconnections on a net basis, after interconnection expenses and after allocations to overseas international carriers. Our domestic interconnection charges with Telkom are determined based on tariffs established by the Government, and we record operating revenues for such interconnections on a gross basis, before interconnection expenses, but after allocations to overseas international carriers. We account for tariff-based interconnection expenses as operating expenses in the year incurred. In February 2006, the Government modified regulations related to interconnection tariffs requiring such tariffs to be based on the cost incurred by the operator. As a result of this regulatory change, we adopted the new system of calculating interconnection tariffs with other telecommunications operators in 2007.

On February 8, 2006, the Government promulgated a new cost-based interconnection regime to replace the revenue sharing pricing model. The Government has determined a formula for calculating interconnection cost for every telecommunications operator. We and other telecommunications operators have negotiated agreements regarding interconnection costs among telecommunications operators. Our interconnection cost calculation will be evaluated by the Government and will be used in accordance with Reference Interconnection Offers (RIO). We submitted our RIO in September 2006 and our RIO and the RIOs of other dominant telecommunications operators were approved by the Government in October 2006. The implementation of the new regime commenced in January 2007 through bilateral agreements between telecommunications operators.

Fixed Wireless Services.    As of December 31, 2006, we had 378,727 fixed wireless subscribers in 22 cities in Indonesia. We plan to expand our fixed wireless services to several additional cities in an attempt to create capacity for approximately 2.0 million fixed wireless subscribers by the end of 2007. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

Other Services.    Prior to 2005, operating revenues generated by international telex and telegram services, global mobile services and sales of software were categorized as other services operating revenues. In addition to these services and prior to its sale in 2004, Sisindosat, contributed operating revenues from the sale of software and such operating revenues comprised substantially all of other services operating revenues. Beginning in 2005 and as a result of the sale of Sisindosat, we discontinued use of this line item and recognized operating revenues from international telex and telegram services and global mobile services as operating revenues from MIDI services.

Operating Expenses

Our principal operating expenses include depreciation and amortization, personnel costs, administrative and general expenses, maintenance, marketing, compensation to telecommunications carriers and service providers, leased circuits and other cost of services.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Indonesian rupiah. Such expenses may include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Depreciation and Amortization.    We use the straight-line depreciation method for our property, facilities and equipment over their estimated useful lives, commencing the month after such assets were placed into service and after taking into consideration their estimated residual value. For instance, prior to 2005, submarine cables and switching equipment were depreciated over a period of 15 years, while base station subsystems were depreciated from five to 15 years. Starting in 2005, we changed the estimated useful lives of certain of our property and equipment to reflect the effect of the network integration on the useful lives of such equipment and the effect of technological advancements and upgrades. Most of our cellular services assets are now depreciated based on a useful life of ten years as compared to a useful life of eight years for prior periods.

A significant portion of our depreciation expenses relate to our cellular services assets. As we continue to expand and enhance the coverage, capacity and quality of our networks, we expect expenses for depreciation to increase.

Personnel.    Personnel costs include salaries, incentives and other employee benefits, employee income tax, bonuses and outsourcing. Our personnel expenses have increased in recent periods as a result of an increase in salaries and employee income taxes as well as compensation paid through our early retirement program.

Administration and General.    Administration and general expenses include rent, provision for doubtful accounts, professional fees, travel, utilities, insurance of fixed assets, catering, training, education and research, office supplies and stationery, public relations communication and others.

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

Other Costs of Services.    Other costs of services expenses include radio frequency licenses, the cost of SIM cards and pulse reload vouchers, utilities, rents and concession fees. Radio frequency licenses represent the largest portion of other costs of services and such license fees are calculated based on actual spectrum usage. Concession fees typically increase with higher cellular subscriber numbers and usage levels as such fees are calculated as a percentage of operating revenues.

Other Income (Expense)

The major components of our other income (expense) are interest income, gain or loss on foreign exchange—net, amortization of goodwill, financing cost, loss on change in the fair value of derivatives—net. Foreign exchange gain or loss has typically been affected by the amount of non-Indonesian rupiah-denominated debt outstanding, accounts receivable from overseas international carriers and the currency of our cash and cash equivalents. We currently hedge a portion of our U.S. dollar-denominated obligations under Guaranteed Notes due 2010 and Guaranteed Notes due 2012. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

Taxation

In accordance with Indonesian GAAP, current tax expense is provided based on the estimated taxable income for the year.

Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted as of the balance sheet date. Amendments to tax obligations are recorded when an assessment is received or, if appealed, when the result of the appeal is determined. For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts. Our deferred tax—net has fluctuated over the years ended December 31, 2004, 2005 and 2006 principally as a result of differences between financial and tax reporting.

Net Income

Our net income for the years ended December 31, 2004, 2005 and 2006 does not reflect the growth in operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our net income over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange—net, and loss on change in the fair value of derivatives—net.

Results of Operations

The following table sets forth selected income statement data expressed as a percentage of total operating revenues for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
Operating revenues:
Cellular	70.4%	74.6%	75.4%
MIDI	14.2	14.6	15.5
Fixed telecommunications	14.8	10.8	9.1
Other services	0.6	—	—

Total operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Depreciation and amortization	27.0%	26.6%	29.8%
Personnel	11.6	10.9	11.0
Compensation to telecommunications carriers and service providers	4.9	3.5	3.0
Administration and general	4.5	5.2	5.4
Maintenance	4.5	5.3	4.8
Marketing	3.4	3.1	3.8
Leased circuits	0.9	1.2	1.5
Other costs of services	12.5	12.6	12.8
Total operating expenses	69.3	68.5	72.2
Operating income	30.7	31.5	27.8
Other expense—net	(8.4)	(11.2)	(11.2)
Income before income tax	22.8	20.3	16.5
Income tax expense—net	(6.9)	(6.0)	(4.7)
Net income	15.7%	14.0%	11.5%

2006 Compared to 2005

Operating Revenues

Total operating revenues increased from Rp11,589.8 billion in 2005 to Rp12,239.4 billion in 2006, or 5.6%, primarily as a result of growth in operating revenues from cellular services. During 2006, operating revenues from cellular services increased 6.7% from Rp8,645.0 billion in 2005 to Rp9,227.5 billion in 2006. In 2006, operating revenues from MIDI services increased by Rp208.6 billion, or 12.3%, while operating revenues from fixed telecommunications services decreased by Rp141.5 billion, or 11.3%, in each case compared to 2005. As a result, operating revenues from cellular services represented 75.4% of our total operating revenues for 2006, compared to 74.6% for 2005.

Cellular Services.    In 2006, we recorded cellular services operating revenues of Rp9,227.5 billion, an increase of 6.7% from Rp8,645.0 billion in 2005. Such growth was lower than our 15.1% increase in cellular subscribers from 2005 to 2006 primarily due to increased penetration in the lower-income cellular subscriber market through discount offers and simplified zones, each of which decreased our effective revenue per minute. Some of our cellular subscribers experienced inconsistent cellular service quality as a result of our network integration in 2005 and our network optimization in the first quarter of 2006. As a result, our customers experienced periodic difficulties completing cellular voice calls, thereby limiting the growth of our cellular services operating revenues.

Usage charges increased by Rp523.8 billion, or 10.9% from 2005, and represented 57.6% of our total cellular services operating revenues. This increase in usage was primarily due to the expansion of our cellular subscriber base and aggressive marketing efforts to add new subscribers.

In 2006, cellular services operating revenues generated by value-added features increased by Rp207.5 billion, or 7.4%, compared to 2005 primarily due to increased usage of SMS and VAS services. The contribution of value-added features to cellular services operating revenues remained stable from 32.6% in 2005 to 32.8% in 2006.

MIDI Services.    In 2006, operating revenues from MIDI services increased by 12.3% from Rp1,694.0 billion in 2005 to Rp1,902.6 billion in 2006 primarily due to increased IP VPN, Internet and leased lines operating revenues resulting from increased domestic demand for such services. IP VPN operating revenues represented the largest component of MIDI services operating revenues. Growth in Internet services was driven by increasing ISP and Internet protocol-based services, such as IP VPN. In 2006, MIDI services operating revenues from IP VPN increased by Rp198.7 billion primarily due to higher capacity and more dedicated circuits being leased by wholesale customers.

Fixed Telecommunications Services.    Fixed telecommunications services operating revenues decreased by 11.3% to Rp1,109.3 billion in 2006 from Rp1,250.8 billion in 2005. Operating revenues from international calls and fixed wireless services represented 77.3% and 13.5%, respectively, of fixed telecommunications services operating revenues. The remaining 9.2% of fixed telecommunications services operating revenues in 2006 was generated by fixed line and other services. Revenues from international calls decreased from Rp1,085.1 billion in 2005 to Rp857.7 billion in 2006 due to competition with other operators such as Telkom. However, the total volume of international calls from our “001” and “008” gateways increased by 17.6% from 964.7 million minutes in 2005 to 1,134.3 million minutes in 2006. Total incoming traffic increased by 21.3% from 808.0 million minutes in 2005 to 980.5 million minutes in 2006, primarily due to pricing and volume commitments with several foreign telecommunications operators. Outgoing traffic decreased by 1.8% from 156.6 million minutes in 2005 to 153.8 million minutes in 2006 primarily due to increased competition from other domestic telecommunications operators as well as competition from VoIP providers.

While our operating revenues from “Flatcall 01016,” which charges a lower tariff per minute, have been increasing, such increases have been unable to compensate for lower operating revenues generated by international long-distance services. Operating revenues from fixed wireless services increased from Rp86.2 billion in 2005 to Rp149.9 billion in 2006 primarily due to an increase in our fixed wireless subscriber base.

Operating Expenses

Operating expenses increased by Rp902.9 billion, or 11.4%, from Rp7,937.9 billion in 2005 to Rp8,840.8 billion in 2006 primarily due to increased operating expenses for depreciation and amortization, personnel, administration and general, leased circuits, marketing and other costs of services, which was partially offset by a decrease in maintenance and compensation to telecommunication carriers and service providers.

Depreciation and amortization expenses increased by 18.6% from Rp3,080.2 billion in 2005 to Rp3,653.3 billion in 2006 primarily due to the continued deployment of new cellular equipment in late 2004 and 2005. Typically, we experience a time lag that can last several months between when we make a certain capital expenditure and when we begin to depreciate the assets related to such capital expenditure.

Personnel costs increased by Rp85.5 billion, or 6.8%, from Rp1,264.7 billion in 2005 to Rp1,350.5 billion in 2006, primarily due to an upward salary adjustment for our employees following the removal of an oil subsidy by the Government, which increased inflationary pressures on our employees as well as increasing the likelihood that certain employees would elect early retirement.

Administration and general expenses increased by Rp57.9 billion, or 9.6%, from Rp606.0 billion in 2005 to Rp663.9 billion in 2006 primarily due to an increase in professional fees to pay for additional auditor work to perform quarterly limited review in 2006 and for compliance assistance in connection with the Sarbanes–Oxley

Act of 2002. In addition, we experienced an increase in rental expenses, especially for vehicles and office space, and increased utilities expenses resulting from the expansion of our business.

Maintenance expenses decreased by Rp29.4 billion, or 4.8%, from Rp614.6 billion in 2005 to Rp585.2 billion in 2006 primarily due to reductions in the maintenance contract price of cellular assets.

Marketing expenses increased by Rp108.9 billion, or 30.2%, from Rp360.0 billion in 2005 to Rp468.9 billion in 2006 primarily due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers and to enhance the value of our brands.

Compensation to telecommunications carriers and service providers, which relates primarily to international long-distance services, decreased from Rp408.4 billion in 2005 to Rp369.7 billion in 2006, representing a 9.5% decrease. This decrease was achieved through initiatives to direct traffic over our network by interconnection with the PSTN or another network at the most cost-effective point when carrying a long-distance call. In addition, such expenses reduced as we experienced a decrease in outgoing long-distance traffic volumes due primarily to increased competition from other domestic telecommunications operators and continued competition from VoIP providers.

Leased circuits expenses increased by Rp38.0 billion, or 26.7%, from Rp142.2 billion in 2005 to Rp180.2 billion in 2006 primarily due to increased domestic and international demand for our MIDI services, including increased demand for leased lines and broadband Internet capacity.

Other cost of services expenses increased by Rp107.4 billion, or 7.3%, from Rp1,461.7 billion in 2005 to Rp1,569.1 billion in 2006 primarily due to an increase in expenses related to Government levies such as radio frequency fees, including the annual 3G license payment, USO and concession fees. Such increases resulted from an expanded number of cellular base stations and cellular services operating revenues in 2005.

Operating Income

As a result of the above factors, operating income decreased by Rp253.2 or 6.9% from Rp3,651.9 billion in 2005 to Rp3,398.7 billion in 2006.

Other Expenses—Net

Other expenses—net increased by Rp76.6 billion, or 5.9%, from Rp1,299.2 billion in 2005 to Rp1,375.8 billion in 2006, primarily due to a loss on change in fair value of derivatives as a result of appreciation of the Indonesian rupiah against the U.S. dollar. However, the loss on change in fair value of derivatives was offset by a gain on foreign exchange—net, resulting in a moderate increase in our other expenses—net.

We recorded financing costs of Rp1,248.9 billion in 2006 compared to an expenses of Rp1,264.8 billion in 2005, representing a 1.3% decrease compared to 2005, principally as a result of repayment of the First Indosat Bonds in April 2006.

We recorded a loss on change in fair value of derivatives—net of Rp438.8 billion in 2006 compared to Rp44.2 billion in 2005, representing an increase of 892.8% compared to 2005. The Rp438.8 billion loss in 2006 related to a loss on the change in fair value primarily due to appreciation of the Indonesian rupiah against the U.S. dollar and a greater number of derivative swap contracts. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency and Interest Rate Swap Contracts.”

Taxation

We recorded income tax expense—net of Rp697.9 billion in 2005 compared to Rp576.1 billion in 2006. Current income tax expenses represented 14.1% of income before income tax in 2005 and 9.9% in 2006. The decrease in current income tax expense—net was primarily due to income before tax as a result of growth in operating revenues being lower than the growth in operating expenses, as well as the continued increase in other expenses. We recorded income tax expense deferred of Rp366.4 billion in 2005 compared to Rp376.5 billion in 2006 primarily due to the increase in the effect of temporary difference on depreciation, compensation expense for ESOP, write-offs of accounts receivable and adjustments arising from the tax audit.

Net Income

Our net income decreased by Rp213.4, or 13.1%, from Rp1,623.5 billion in 2005 to Rp1,410.0 billion in 2006 due to the foregoing factors.

2005 Compared to 2004

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

MIDI Services.    In 2005, operating revenues from MIDI services increased by Rp210.1 billion or 14.2% from Rp1,483.9 billion in 2004 to Rp1,694.0 billion in 2005 primarily due to increased IP VPN, Internet and leased lines operating revenues resulting from increased domestic demand for such services. Frame relay services operating revenues are generated by Lintasarta and us and represented the largest component of MIDI services operating revenues. Growth in frame relay services was driven by the wholesale market, including international and domestic high-speed leased lines, and Internet protocol-based services, such as IP VPN. In 2005, MIDI services operating revenues from Internet services increased by Rp101.1 billion due to higher capacity and more dedicated circuits being leased by wholesale customers.

Fixed Telecommunications Services.    Fixed telecommunications services operating revenues decreased by 19.0% to Rp1,250.8 billion in 2005 from Rp1,544.7 billion in 2004. Operating revenues from international long-distance services represented 86.8% of fixed telecommunications services operating revenues in 2005 with the balance generated from our fixed-line and wireless services. Fixed-line and wireless services operating revenues increased by 93.4% from Rp83.1 billion in 2004 to Rp160.6 billion in 2005 primarily due to the increase of our fixed wireless and fixed lines subscriber base.

Total call volume from our “001” and “008” international gateways increased by 12.2% from 859.5 million minutes in 2004 to 964.7 million minutes in 2005. Total incoming traffic increased by 20.5% from 670.8 million minutes in 2004 to 808.0 million minutes in 2005, primarily due to the implementation of pricing and volume commitments with several foreign telecommunications operators. Outgoing traffic decreased by 17.0% from 188.7 million minutes in 2004 to 156.6 million minutes in 2005, due primarily to increased competition from other domestic telecommunications operators and competition from VoIP providers. The decrease in operating revenues from fixed telecommunications services, notwithstanding the increase in total international long-distance call volume, was due to the declining volume of outgoing calls relative to incoming call volume and the continuing decrease in net settlements with foreign telecommunications operators for incoming calls.

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

Personnel costs increased by Rp57.3 billion, or 4.7%, from Rp1,207.4 billion in 2004 to Rp1,264.7 billion in 2005, primarily due to increases in incentives and employee benefits and post-retirement benefits. In addition, we increased our use of outsourced employees for ancillary services such as security, customer support and other services for our walk-in centers throughout Indonesia. Such increases in the use of outsourced employees increased our personnel expenses in 2005.

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

Other costs of services expenses increased by Rp161.3 billion, or 12.4%, from Rp1,300.4 billion in 2004 to Rp1,461.7 billion in 2005 primarily due to an increase in expenses related to Government levies such as radio frequency, USO and concession fees. Such increases resulted from an expanded number of cellular base stations and cellular services operating revenues in 2005 as well as increased rent and utilities expenses to support our increased property and equipment. These increases were partially offset by an 18.7%, or Rp79.6 billion, decrease in the cost of SIM cards and reload vouchers resulting from a reduction in the average unit prices of such items.

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

In 2004, we recognized a Rp286.2 billion gain on the sale of our investment in PT Mitra Global Telekomunikasi Indonesia, or MGTI, and a Rp110.9 billion gain upon receipt of the final closing proceeds from our sale of our investment in PT Pramindo Ikat Nusantara. In 2005, we recognized a Rp15.8 billion gain from the sale of shares in Cambodian Indosat Telecommunications S.A. and our sale of shares representing 10% of Patrakom. The reduced gains in 2005 contributed to higher other expenses—net in 2005 as compared to 2004.

We recorded financing costs of Rp1,264.8 billion in 2005 compared to an expense of Rp1,097.5 billion in 2004, representing a 15.2% increase compared to 2004, principally as a result of interest expense relating to additional debt incurred and bonds issued in 2005.

We recorded a loss on change in fair value of derivatives—net of Rp44.2 billion in 2005 compared to Rp170.5 billion in 2004, representing a decrease of 74.1% compared to 2004. The Rp44.2 billion loss in 2005 related to a loss on the change in fair value of interest rate swap contracts that we terminated in 2005. Such loss on the change of fair value was caused by an increase in LIBOR in 2005. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency and Interest Rate Swap Contracts.”

Equity in Net Income of Associated Companies

Equity in net income of associated companies decreased by Rp61.4 billion in 2005 primarily due to the sale of Sisindosat, which became effective on January 7, 2005. Prior to the sale, equity in net income of associated companies had been almost entirely generated by Sisindosat.

Taxation

We recorded income tax expense—net of Rp724.6 billion in 2004 compared to Rp697.9 billion in 2005. Current income tax expenses represented 5.9% of income before income tax in 2004 and 14.1% in 2005. The increase in current income tax expense—net is primarily due to utilization of the tax loss carry-over in 2004, which lowered income tax expense—net for such year. We recorded income tax expense deferred of Rp583.7 billion in 2004 compared to Rp366.4 billion in 2005, mainly due to the utilization of tax loss carry-over in 2004.

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

We believe our current cash and cash equivalents, cash flow from operations and available sources of financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future. Nonetheless, if global or Indonesian economic conditions worsen, competition or product substitution accelerates beyond current expectations or the value of the Indonesian rupiah depreciates significantly against the U.S. dollar, our net cash flow from operating activities may decrease and the amount of required capital expenditures in Indonesian rupiah terms may increase, any of which may negatively impact our liquidity.

Cash Flows

We performed the following reclassifications of our 2005 cash flows:

•	interest rate swap contracts of Rp9.2 billion, which were previously reported as investing activities, were reclassified as operating activities;

•

other income—net and expenses of employees and suppliers and other operating expenses of Rp0.3 billion, Rp4,063.8 billion and Rp0.3 billion, respectively, have been combined as “employee, suppliers and others” of Rp(4,405.6) billion, and excludes cash dividends paid by subsidiaries of Rp9.0 billion, which has been reclassified into financing activities;

•

swap costs from cross-currency swap contracts of Rp106.4 billion, which were previously reported in investing activities, has been reclassified into financing activities amounting to Rp64.1 billion, which is derived from swap cost from restructured cross-currency swap contracts. The remaining swap cost of Rp42.3 billion has been reclassified as operating activities; and

•

payment for the termination of certain swap contracts, which was previously reported in investing activities amounting to Rp188.0 billion, has been reclassified into financing activities amounting to Rp111.5 billion and derives from the termination of restructured cross-currency swap contracts; the remaining payment for termination amounting to Rp76.5 billion has been reclassified as operating activities.

The reclassifications of payments and costs associated with the swap contacts as well as cash dividends paid by subsidiaries were implemented following Statement of Financial Accounting Standard (SFAS) 95 (“Statement of Cash Flows”) under U.S. GAAP.

The following table sets forth certain information concerning our historical cash flows:

	For the years ended December 31,
	2004	2005	2006
	(Rp. in billions)
Net cash flows:
Provided by operating activities	6,014.9	5,316.0	5,669.6
Used in investing activities	(4,735.4)	(6,635.0)	(6,331.0)
Provided by (used in) financing activities	(1,778.7)	2,063.4	(1,248.7)

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp6,014.9 billion, Rp5,316.0 billion, and Rp5,669.6 billion for the years ended December 31, 2004, 2005 and 2006, respectively. In 2005, we experienced a decrease in net cash provided by operating activities primarily due the fact that we recorded a tax refund totaling Rp1,044.9 billion. Such tax refund was a one-time extraordinary event and the tax refund received in 2005 totaled Rp176.4 billion in 2004. Despite the lack of such extraordinary items in 2006, net cash provided by operating activities increased in 2006 from 2005 primarily due to growth in our cellular services operating revenues.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp4,735.4 billion, Rp6,635.0 billion, and Rp6,331.0 billion for the years ended December 31, 2004, 2005 and 2006, respectively. Net cash used in investing activities during such years has been driven primarily by significant acquisitions of property and equipment, totaling Rp5,238.3 billion, Rp6,771.9 billion, and Rp6,054.0 billion, respectively, as we expanded our network coverage and capacity. In 2004, we received Rp698.7 billion in proceeds mainly from the sale of our interests in MGTI and PT Pramindo Ikat Nusantara.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to Rp2,063.4 billion in 2005, while net cash used in financing activities in 2004 and 2006 amounted to Rp1,778.7 billion and Rp1,248.7 billion, respectively. Net cash provided by financing activities in 2005 related primarily to proceeds from the issuance of the Fourth Indosat Bonds, the Indosat Syari’ah Ijarah Bonds and the Guaranteed Notes due 2012. Net cash used in financing activities in 2006 primarily represents the repayment of bonds payable totaling Rp956.6 billion and a cash dividend paid of Rp809.0 billion. In 2006, we also received proceeds from long-term loans and from the exercise of ESOP Phase I and II amounting to Rp357.4 billion and Rp287.9 billion, respectively.

Debt

As of December 31, 2006, we had outstanding borrowings of Rp11,421.4 billion comprised of:

•	loans payable (net of unamortized issuance cost and current maturities) of Rp1,504.7 billion;

•	bonds payable (net of unamortized issuance cost, unamortized discount and current maturities) of Rp8,734.0 billion;

•	current maturities of loans payable of Rp127.2 billion; and

•	current maturities of bonds payable of Rp1,055.5 billion.

The decrease in bonds payable (net of unamortized issuance cost, unamortized discount and net of current maturities) to Rp8,734.0 billion as of December 31, 2006 from Rp10,161.9 billion as of December 31, 2005 was primarily due to the repayment of the First Indosat Bonds on April 12, 2006 amounting to Rp951.5 billion for the principal amount and final quarterly interest payment. Our debt to equity ratio decreased from 87.3% as of December 31, 2005 to 75.1% as of December 31, 2006. Existing debt agreements provide, among other things, for certain restrictive covenants, including debt service coverage ratio, limitation on total debt and restrictions on liens, sale of assets and merger activities. See “Item 4: Information on the Company—Principal Indebtedness.”

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions. On September 12 and 13, 2005, we repurchased a portion of Series A of the First Indosat Bonds in the principal amount of Rp48.5 billion at a price equal to 101.175% of the principal amount repurchased and additional unpaid interest of Rp50.6 billion.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. In the Annual General Meeting of Shareholders in 2003, 2004 and 2005, shareholders announced final cash dividends of as much as 48%, 50% and 50% of net income for the years ended December 31, 2003 (before restatement), 2004 and 2005. We will maintain a dividend policy ranging from 30% to 50% of net income.

Capital Resources

Although we believe our internal resources and cash flow from operations will be used, in part, to finance our capital expenditures plan, we expect to explore opportunities to obtain financing from external means. We face liquidity risks if certain events occur, including but not limited to, the Indonesian economy growing more slowly than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating.

In the event we cannot finance our planned capital expenditures with internally generated cash flows, we may seek other external sources of funding. Our ability to raise additional debt financing will be subject to certain covenants in our existing indebtedness. We cannot assure you that we will be able to obtain suitable financing arrangements (including vendor or other third-party financing) for our planned capital expenditures. In the event that we are unable to find such additional external funding sources, we may elect to reduce our planned capital expenditures. Such reduction in capital expenditures may have an adverse effect on our operating performance and our financial condition.

Capital Expenditures

Historical Capital Expenditures

From the beginning of 2004 through 2006, we invested a total of Rp20,129.9 billion (US$2,145.9 million) in our various businesses. With these funds, we primarily purchased equipment and services from foreign suppliers in connection with the development of our cellular network. We invested Rp6,921.3 billion (US$767.3 million) during the year ended December 31, 2006, with such investment predominantly focused on expanding our cellular network by increasing our number of base stations and BTS sites to increase our cellular network coverage and capacity. We expect our capital expenditures to be significant in 2007, as we attempt to enhance the capacity, coverage and quality of our existing cellular network and to satisfy demand-driven cellular network expansion into targeted areas with higher population density and cellular subscriber potential.

Capital Expenditures for 2007

Under our capital expenditure program, we plan to invest approximately US$1.0 billion in 2007 in capital expenditures for our various businesses.

We intend to allocate our capital expenditures for 2007 as follows:

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

Goodwill

At the time we acquire a subsidiary which is not an entity under common control, any excess of the acquisition cost over our interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of the acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

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

Pension Plan and Employee Benefits

Pension costs under our defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Prior service cost is recognized over the estimated average remaining service periods of the employees. We follow SAK 24 (Revised 2004), “Employee Benefits,” which regulates the accounting and disclosure for both short-term (including paid annual leave and paid sick leave) and long-term (including long-service leave and post-employment medical benefits) employee benefits.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined. For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts.

Summary of Significant Differences between Indonesian GAAP and U.S. GAAP

Our audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. Given the number and nature of differences between U.S. GAAP and Indonesian GAAP, users of Indonesian GAAP financial statements should never assume that they are at all comparable to financial statements prepared in accordance with U.S. GAAP. A description of these differences between Indonesian GAAP and U.S. GAAP is summarized below.

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

Interest Capitalizable to Properties under Construction and Installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e., properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company’s interest expense related to a subsidiary’s asset is not allowed under Indonesian GAAP. We did not capitalize the interest incurred on our debt, the proceeds of which were not used to acquire qualifying assets.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost,” does not specify that interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings.

Furthermore, U.S. GAAP requires capitalization of a parent company’s interest expense for all qualifying expenditures. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP results in additional depreciation expense recognized under U.S. GAAP. As a result of this difference, excluding the depreciation difference resulting from interest capitalization, for the years ended December 31, 2005 and 2006, our net income would be Rp258.9 billion and Rp326.3 billion higher under U.S. GAAP, respectively.

Goodwill

Under Indonesian GAAP, goodwill is amortized using the straight-line method over the useful life of the goodwill. Under U.S. GAAP, goodwill is not amortized but is subject to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result of this difference, for the years ended December 31, 2005 and 2006, our net income would be Rp226.3 billion and Rp226.3 billion higher under U.S. GAAP, respectively.

Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” revenue from service connection should be deferred and recognized over the expected term of the customer relationship. As a result of this difference, for the years ended December 31, 2005 and 2006, our net income would be Rp54.1 billion and Rp43.6 billion higher under U.S. GAAP, respectively.

Capitalization of Foreign Exchange Losses —Net of Gain

Under Indonesian GAAP, foreign exchange losses - net of foreign exchange gain on borrowings used to finance construction of an asset should be capitalized. Capitalization of net foreign exchange losses ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. The net foreign exchange losses capitalized and the related depreciation expense under Indonesian GAAP should be reversed for U.S. GAAP purposes. As a result of this difference and excluding depreciation differences resulting from the capitalization of foreign exchange losses, for the year ended December 31, 2006, our net income would be Rp33.2 billion lower under U.S. GAAP. There was no capitalization of net foreign exchange loss for the year ended December 31, 2005.

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

Under Indonesian GAAP, expenses associated with the acquisition of the Government permit to use the land, including notary fees and taxes, should be amortized over the period of the right to use the land obtained from the Government which, in our case, is an initial period ranging from approximately 20 to 30 years. Under U.S. GAAP, the costs to acquire the landrights are amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years. As a result of this difference, for the years ended December 31, 2005 and 2006, our net income would be Rp10.9 billion and Rp12.4 billion lower under U.S. GAAP, respectively.

Pension Plan

Under Indonesian GAAP, we follow SAK 24 (Revised 2004) (Note 2q). In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, we follow SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” - as an amendment to SFAS No. 87, 88, 106 and 132 (R)” on December 31, 2006. In accordance with SFAS No. 158, a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of adoption that are not previously recognized as components of net periodic pension cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions.” SFAS No. 158 does not change the determination of net periodic pension cost under SFAS No. 87. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service life of the employees. As a result of this difference, for the years ended December 31, 2005 and 2006, our net income would be Rp18.9 billion and Rp7.4 billion lower under U.S. GAAP, respectively.

Minority Interest

This represents the net effect on the minority stockholders’ proportionate share in the equity of the subsidiaries, as a result of the differences between Indonesian GAAP and U.S. GAAP which affect the subsidiaries’ net income. As a result of this difference, for the years ended December 31, 2005 and 2006, our net income would be Rp13.1 billion higher and Rp1.3 billion lower under U.S. GAAP, respectively.

Post-retirement Benefits

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits,” which regulates the accounting and disclosure for employee benefits and also covers post-retirement benefits. Under U.S. GAAP, we account for these benefits over the estimated service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions.”

On December 31, 2006, we adopted SFAS No. 158 under which we recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize, as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of adoption that are not previously recognized as components of net periodic benefit cost. As a result of this difference, for the years ended December 31, 2005 and 2006, our net income would be Rp1.3 billion and Rp0.2 billion lower under U.S. GAAP, respectively.

Equity in Net Income of Associated Companies

This represents the effect of the difference between Indonesian GAAP and U.S. GAAP in the investee’s accounting for foreign exchange differential on borrowings relating to property under construction (see “Capitalization of Foreign Exchange Losses - Net of Gain” above). As a result of this difference, for the year ended December 31, 2005, our net income would be Rp29.0 billion higher under U.S. GAAP. There was no equity in net income of associated companies for the year ended December 31, 2006.

Preacquisition Income

This represents the difference in the minority stockholders’ proportionate share in the 2003 net income of IM3 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisition of the minority interest in the Subsidiaries. As a result of this difference, for the years ended December 31, 2005 and 2006, our stockholders’ equity would be Rp14.3 billion and Rp14.3 billion lower under U.S. GAAP, respectively.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2004, 2005 and 2006, we did not conduct significant research and development activities.

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

E.    OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2006, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2006, we had contractual obligations in the amount of US$834.4 million of foreign currency-denominated contracts and Rp8,083.7 billion of Indonesian rupiah-denominated contracts. The foreign currency-denominated contractual obligations require payments totaling US$251.5 million in 2007, US$329.1 million from 2008 to 2010 and US$253.8 million from 2011 to 2012. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp2,501.2 billion in 2007, Rp3,828.9 billion from 2008 to 2010, Rp1,100 billion in 2011 and Rp653.6 billion in the periods after 2014.

	Payments due by period
	Total		Less than one year		One to three years		Three to five years		Over five years
	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$
	(Rp. in billions and US$ in millions)
Contractual obligations:
Loans payable(2)	1,331.1	34.2	58.6	7.6	1,272.4	22.8	—	3.8	—	—
Bonds payable(1)(2)	4,906.4	550.0	1,050.0	—	2,556.4	300.0	1,100.0	250.0	200.0	—
Purchase obligations(3)	1,392.6	243.9	1,392.6	243.9	—	—	—	—	—	—
Other non-current liabilities	453.6	6.3	—	—	—	6.3	—	—	453.6	—

Total contractual cash obligations	8,083.7	834.4	2,501.2	251.5	3,828.9	329.1	1,100.0	253.8	653.6	—

(1)	These amounts have been calculated under the assumption that the options related to any loans payable and bonds are not exercised. See “Item 4: Information on the Company—Principal Indebtedness—Second Indosat Bonds” and “Item 4: Information on the Company—Principal Indebtedness—Third Indosat Bonds.”
(2)	These amounts exclude the related contractual interest obligations.
(3)	These amounts include purchase obligations, which have been recorded in our balance sheets.

Item 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards. For information regarding our employees, see “Item 4: Information on the Company—Employees.”

Board of Commissioners

Our Board of Commissioners consists of nine members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be appointed by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market Supervisory Agency, or Bapepam, and Jakarta Stock Exchange rules, three commissioners have been designated as Independent Commissioners: Lim Ah Doo, Farida Eva Riyanti Hutapea and Soeprapto. As of December 31, 2006, our Board of Commissioners consisted of nine members as listed below:

Name	Age	Commissioner Since	Position
Peter Seah Lim Huat	60	2002	President Commissioner
Lee Theng Kiat	53	2002	Commissioner
Sio Tat Hiang	59	2002	Commissioner
Sum Soon Lim	63	2002	Commissioner
Roes Aryawijaya	55	2002	Commissioner
Setyanto P. Santosa	60	2005	Commissioner
Lim Ah Doo	57	2002	Independent Commissioner
Farida Eva Riyanti Hutapea	57	2004	Independent Commissioner
Soeprapto	60	2005	Independent Commissioner

Set forth below is a short biography of each of our Commissioners.

Peter Seah Lim Huat has been the President Commissioner since December 2002. Mr. Seah is currently Chairman of Singapore Technologies Engineering Ltd, SembCorp Industries Limited and Singapore Computer Systems Limited. Presently, he sits on the boards of Asia Financial Holdings Pte Ltd, CapitaLand Limited, Chartered Semiconductor Manufacturing Ltd, StarHub Pte Ltd and STATS ChipPAC Ltd. He also serves as Deputy Chairman of ST Telemedia and Vice Chairman of Global Crossing Limited. Mr. Seah is also the Vice President of the Singapore Chinese Chamber of Commerce & Industry and the Honorary Treasurer of the Singapore Business Federation Council. He was a banker for 33 years before retiring as Vice Chairman and Chief Executive Officer of Overseas Union Bank in September 2001. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

Lee Theng Kiat has been a Commissioner since December 2002. Mr. Lee currently serves as the President and Chief Executive Officer of ST Telemedia Pte Ltd. In the past, Mr. Lee has held several positions including Director of Legal/Strategic Investment of Singapore Technologies Ventures from 1992 to 1995, Director of Legal of Singapore Technologies Holdings from 1990 to 1992, and Director of Legal of Singapore Technologies Industrial Corporation from 1985 to 1989. Mr. Lee earned a Bachelor of Law (Honors) from the University of Singapore in 1976.

Sio Tat Hiang has been a Commissioner since December 2002. He has also been Chairman of the Remuneration Committee since July 2004. Mr. Sio currently serves as the Executive Vice President of ST Telemedia. Mr. Sio has held several positions including Group Treasurer/Director of Strategic Investment of Singapore Technologies Pte Ltd from 1993 to 1997, Vice President of Corporate Finance of Singapore Technologies Holding from 1991 to 1993, Director/Corporate Accounts of Sung Hung Kai Securities Pte Ltd from 1989 to 1991 and Vice President for OCBC Bank from 1987 to 1989. Mr. Sio earned a Bachelor’s degree in Business Administration (Honors) from the University of Singapore in 1970 and attended a senior management program at the London School of Business.

Sum Soon Lim has been a Commissioner since December 2002. He is also Chairman of the Risk Management Committee. Currently, Mr. Sum also serves as a Director of ST Telemedia Pte Ltd, Singapore Health Services

Pte Ltd and Singapore Press Holdings Ltd. Mr. Sum earned a Bachelor’s degree in Production Engineering from the University of Nottingham, United Kingdom.

Roes Aryawijaya has been a Commissioner since December 2002. He currently serves as the Deputy Minister of State-Owned Enterprises (Mining, Strategic Industry, Energy and Telecommunications). In the past, he has held several positions, including Commissioner for PT Pertamina (Persero) from 2003 to 2005, Secretary of Government Commissioner for PT Pertamina (Persero) in 2000, Head of Planning Bureau for the Department of Mining and Energy from 1999 to 2000, Head of Geothermal Exploration and Production Sub-Directorate from 1994 to 1999 and Head of Natural Gas Refinery and Transportation Sub-Directorate from 1990 to 1991. He earned an MSc degree in Petroleum Economics from the University of New South Wales, Australia, and a degree in Petroleum Engineering from the Bandung Institute of Technology in 1977.

Setyanto P. Santosa has been a Commissioner since June 2005. He currently serves as lecturer on the Faculty of Economics at Padjajaran University. In the past, he has held several positions, including Secretary General of the Ministry of Culture and Tourism and Executive Chairman of Indonesia Culture & Tourism Development Board from 2002 to 2003, Deputy Minister for State-Owned Enterprises from 1998 to 2000, Commissioner of Bank Bumi Daya from 1998 to 1999, Secretary General of ASEAN Chambers of Commerce and Industry from 1996 to 1998, President Commissioner of Pacific Satellite Nusantara from 1993 to 1997, Commissioner of Satelindo from 1993 to 1995, Chief Executive Officer of PT Telekomunikasi Indonesia from 1992 to 1996 and Chief Executive Officer of PT INTI (Indonesian Telecommunications Industry) from 1989 to 1992. He was also a member of the Indonesia People’s Assembly (MPR) from 1998 to 1999. He earned his undergraduate degree from the Faculty of Economics, Padjajaran University, Bandung in 1971 and his master’s degree from Michigan State University, Department of Economics, East Lansing, USA in 1978.

Lim Ah Doo has been an Independent Commissioner since December 2002. He has served as Chairman of our Audit Committee since June 2004 and as a member of our Remuneration Committee since 2003. Mr. Lim currently serves as the Director of GP Industries Ltd and President of RGM International Pte. Ltd. In the past, Mr. Lim has held several positions including Chairman and Managing Director of Deutsche Morgan Grenfell (Asia) Ltd from 1993 to 1995. Mr. Lim earned a Master of Business Administration degree from Cranfield School of Management in 1976, and a Bachelor of Science in Engineering (Honors) from Queen Mary College, University of London, in 1971.

Farida Eva Riyanti Hutapea has been an Independent Commissioner since June 2004 and a member of our Audit Committee and our Remuneration Committee since July 2004. Mrs. Eva has served as President Director of PT Usaha Kita Makmur Indonesia since July 2004, Vice President of Small, Medium Enterprise and Cooperatives of KADIN Indonesia (The Indonesian Chamber of Commerce and Industry) since March 2004 and a member of the Advisory Board of APINDO (The Employers’ Association of Indonesia) since 2003. In addition, she served as President Director of PT Indofood Sukses Makmur Tbk from June 1999 to June 2004 and as a member of the Good Corporate Governance National Committee from June 2000 to November 2004. Mrs. Eva earned a degree in Economics from the University of Indonesia in 1973.

Soeprapto has been an Independent Commissioner and a member of our Audit Committee since June 2005. In the past, Mr. Soeprapto has held several positions, including Assistant Personnel to the Army Chief of Staff of the Republic of Indonesia from 2000 to 2001, and a Commissioner of PT Nusariau Kencana Coal from 2001 to 2003. In addition, Mr. Soeprapto has served as a Commissioner of PT Mentari Abdi Pertiwi since 2004. Mr. Soeprapto earned a degree in Political Science from the Open University, Jakarta and attended training at the Indonesian National Defense Institute.

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

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be appointed by the holder of the one Series A share. As of December 31, 2006, our Board of Directors consisted of eight members as listed below:

Name	Age	Director Since	Position
Kaizad Bomi Heerjee	42	2005	Deputy President Director
Johnny Swandi Sjam	46	2005	Director of Jabotabek & Corporate Sales
Wahyu Wijayadi	49	2003	Director of Marketing
Wityasmoro Sih Handayanto	49	2002	Director of Regional Sales
Raymond Tan Kim Meng	52	2004	Director of Network and Information Technology
Joseph Chan Lam Seng*	48	2004	Director
Wong Heang Tuck	39	2004	Director of Finance
S. Wimbo S. Hardjito	51	2005	Director of Corporate Services

*	Since December 12, 2006, Mr. Joseph Chan Lam Seng has served as a Director to assist our Deputy President Director in complying with section 404 of the Sarbanes-Oxley Act of 2002, enterprise risk management and revenue assurance.

Set forth below is a short biography of each of our Directors:

Kaizad Bomi Heerjee has been the Deputy President Director since December 2005. Prior to joining Indosat, he was the Senior Vice President of International Operations and Business Development at ST Telemedia from 2004 to 2005. From 2003 to 2005, he was the Senior Vice President & Head of Business Markets at StarHub, a Singapore information communications company. Dr. Heerjee was also the Assistant Chief Executive of the Infocomm Development Authority of Singapore from 2000 to 2003. He has also spent over 10 years with Compaq Computers and Digital Equipment Corporation in several senior management, sales and marketing, and technical positions worldwide. Dr. Heerjee received a Doctorate degree in Computer Science from The Dundee Institute of Technology (UK) in 1988 and a Master’s degree in Information Technology from University of Nottingham in 1985.

Johnny Swandi Sjam has been the Director of Jabotabek & Corporate Sales (previously titled Director of Consumer Market) since March 2006, after serving as the Director of Consumer Market from 2005 to 2006. In the past, Mr. Sjam has held several positions, including Senior Vice President of PT Indosat from 2003 to 2005, President Director of PT Satelindo from 2002 to 2003 and President Director of PT Sisindosat from 1999 to 2000. Mr. Sjam earned a Master of Science in Business Administration and Policy from the University of Indonesia, and a diploma in Industrial Management and a degree in Information Technology from Gunadharma University.

Wahyu Wijayadi has been the Director of Marketing (previously titled Director of Corporate Market) since February 2005 and has also served as the Director of Fixed Communications and MIDI from 2003 to 2005. In the past, Mr. Wijayadi has held several positions including General Manager Corporate Secretary of Indosat from 2000 to 2002, General Manager, Jakarta Region of Indosat from 2002 to 2003, President Commissioner of Satelindo from 2001 to 2002, President Commissioner of Telkomsel from 2000 to 2001 and Operations & Production Director of PT Cipta Televisi Pendidikan Indonesia from 1997 to 2000. He earned a Masters of Business Administration from Institut Pengembangan Manajemen Indonesia (IPMI) in 1989 and a degree in Electrical Engineering from Bandung Institute of Technology in 1982.

Wityasmoro Sih Handayanto has been the Director of Regional Sales (previously titled Director of Planning and Project Development) since February 2005. In the past, Mr. Handayanto has served as Director of Business Development from 2003 to 2005, Director of Corporate Development from 2002 to 2003, and General Manager for Business Development of Indosat from 2000 to 2002. In addition, he has served as a Board Member of ACPL, AMPL and ICPL from 2003 to 2005, Commissioner of Satelindo and IM3 from 2002 to 2003, Commissioner of PT Aplikanusa Lintasarta from 2001 to 2002, Commissioner of Cambodia Telecommunication Corporation from 2000 to 2002, Director of Marketing & Sales and Development of Lintasarta from 1994 to 2000 and Director of PT Sisindosat from 1992 to 1993. Mr. Handayanto earned a Masters degree in Business Administration from IPMI in 1989 and a degree in Electrical Engineering from the Bandung Institute of Technology in 1982.

Raymond Tan Kim Meng has been the Director of Network since February 2005 and the Acting Director of Information Technology (previously titled Director of Network Operations and Quality Management) since December 2006, after serving as the Director of Network from March to November of 2006, the Director of Operations and Quality Improvement from 2004 to 2005 and the Director of Network Operations and Quality Management from 2003 to 2006. In the past, Mr. Tan has held several positions including Senior Vice President Business Development of Indosat from 2002 to 2003, Deputy President Director of PT Satelindo and Director of Procurement in 2003. Prior to joining Indosat, he held senior positions with Nokia, Lucent Technologies, Nortel, Shinawatra DataCom and SingTel. Mr. Tan earned a Bachelor degree in Electrical Engineering (Honors) from the University of Singapore in 1979.

Joseph Chan Lam Seng has been a Director since December 2006 and had previously served as the Director of Information Technology from 2004 to 2006. Currently, Mr. Chan’s principal function is to assist our Deputy President Director in complying with section 404 of the Sarbanes-Oxley Act of 2002, enterprise risk management and revenue assurance. Since first joining Indosat as a Network Integration Director in 2003, he has held several positions including Senior Vice President of the Cellular Marketing Directorate of Indosat from January 2004 to September 2004. Prior to joining Indosat, he worked with Starhub Pte Ltd in a technical management capacity and held senior positions in various systems and network integration companies. Mr. Chan holds a Bachelor degree in Electrical Engineering from the National University of Singapore.

Wong Heang Tuck has been the Director of Finance since September 2004. In the past, Mr. Wong has held several positions including Senior Vice President Controlling of Indosat from March 2004 to September 2004, Vice President of Finance and Corporate Development at Keppel Communication Pte Ltd from 2002 to 2003, Deputy General Manager of Business Development at Keppel Telecommunications and Transportation Ltd from 2000 to 2003, Deputy General Manager of Corporate Development (Chairman’s Office) Keppel Corporation Ltd from 2000 to 2002. Mr. Wong was awarded a First Class B. Eng (Hons) in Mechanical Engineering from the University of Manchester in 1991 and a Masters in Business Administration from Imperial College London in 1992.

Sulistyo Wimbo Hardjito has been the Director of Corporate Services since June 2005. In the past, Mr. Hardjito has held several positions, including Senior Vice President of Indosat from 1995 to 2005, Director of PT Satelindo in 2002 and President Director of MGTI from 1995 to 1997. Mr. Hardjito earned a degree in Electrical Engineering from the Bandung Institute of Technology and a Masters in Business Administration from Sekolah Tinggi Manajemen Bandung (STMB).

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

On May 30, 2006, Mr. Hasnul Suhaimi delivered a letter to us containing his resignation as President Director (Chief Executive Officer), citing personal reasons. While the President Director position remains vacant, Dr. Kaizad B. Heerjee, our Deputy President Director, is covering the position of President Director, and is entitled to represent the Board of Directors pursuant to Article 11, Paragraph 5 of our Articles of Association, until a successor has been appointed. Mr. Suhaimi ceased to hold the position of President Director as of June 8, 2006.

None of our Commissioners or Directors has a service contract with us, nor are any such contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above. Each Director has signed a Non-Compete Agreement dated December 21, 2006 in the form as attached hereto as Exhibit 4.1.

Compensation of Commissioners and Directors

For their services, Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The total compensation expenses recorded for payment to our Commissioners and Directors for 2006 was Rp49.9 billion.

The remuneration of the Directors is determined by the Board of Commissioners. In making its determination, the Board of Commissioners shall consider any recommendations provided by our Remuneration Committee and shall report the determination to our shareholders at the annual general meeting of shareholders. Since 2006, the semi-annual incentives were eliminated and we introduced a new scheme is for short term incentives based on annual corporate and director performance, and long term incentives based on three years corporate stock performance.

Board Practices

Our Board of Commissioners acts as our overall supervisory and monitoring body with principal functions including reviewing our development plan, monitoring the performance of our work plan, reviewing and approving the budget, and are to perform their duties, authorities and responsibilities in accordance with the provisions of our Articles of Association and resolutions of the shareholders’ general meeting. Decisions above certain monetary thresholds must be referred by our Board of Directors to our Board of Commissioners or shareholders for their review and approval. In carrying out its supervisory activities, the Board of Commissioners represents the interests of the shareholders and is accountable to our shareholders.

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

As of December 31, 2006, the members of our audit committee were Lim Ah Doo (Chairman), Farida Eva Riyanti Hutapea, Soeprapto, Achmad Rivai and Achmad Fuad Lubis. On June 8, 2005, Mohammad Ikhsan was discharged from his position as one of the Independent Commissioners at the Company’s Annual General Meeting of Shareholders and ceased to serve on our Audit Committee, and Soeprapto was appointed as an Independent Commissioner. Achmad Rivai and Achmad Fuad Lubis serve as independent outside members of our Audit Committee pursuant to Bapepam regulations requiring at least two outside persons to serve as members of the Audit Committee. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners.

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

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluate potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2006, the members of our Risk Management Committee were Sum Soon Lim (Chairman), Roes Aryawijaya, Setyanto P. Santosa and Sio Tat Hiang. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Satellite Strategy Committee

On March 3, 2006, we established a Satellite Strategy Committee as an ad hoc committee which will report to our Board of Commissioners. The Satellite Strategy Committee will evaluate potential partners to fulfill its transponder requirement. As of December 31, 2006, the members of our Satellite Strategy Committee were Setyanto P. Santosa (Chairman), and Lee Theng Kiat. We have posted the written charter of the Satellite Strategy Committee on our website at www.indosat.com, where it is publicly available.

Share Ownership

All of our directors and commissioners individually beneficially own less than one percent of any class of our common stock and their respective beneficial share ownership in us has not been disclosed to stockholders or otherwise made public.

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

We granted options under the employee stock option plan in two phases. The options have a one-year vesting period and are exercisable commencing August 1, 2004 for the first phase and commencing August 1, 2005 for the second phase. The exercise price for the stock options has been calculated as 90% of the average closing price for our shares during certain periods preceding the annual shareholders’ meetings in 2003 for the first phase and in 2004 for the second phase. The exercise price is Rp1,567.4 (adjusted for the five-for-one stock split on March 8, 2004) and Rp3,702.6 for the first phase and second phase, respectively. This plan was ended at the same time as the end of the exercising period for the second phase of the stock option plan on July 31, 2006.

Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of April 30, 2007, our issued and fully paid capital was divided into one Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. In addition, the Government, acting through its Ministry of State-Owned Enterprises, owns the one Series A share and has special voting rights. As of April 30, 2007, aside from ICL, the Government and JP Morgan Chase Bank US Resident (Norbax Inc), there were no shareholders beneficially owning more than 5% of our outstanding common stock.

The following table sets forth information as of April 30, 2007 regarding (i) persons known to us to own more than 5% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	ICL entities(1)	2,217,590,000	40.81
Series B	Government	776,624,999	14.29
Series B	JP Morgan Chase Bank US Resident (Norbax Inc)	402,623,320	7.41
Series B	Lee Theng Kiat	*	*
Series B	Roes Aryawijaya	*	*
Series B	Wahyu Wijayadi	*	*
Series B	Wityasmoro Sih Handayanto	*	*
Series B	Raymond Tan Kim Meng	*	*
Series B	Joseph Chan Lam Seng	*	*
Series B	Johnny Swandi Sjam	*	*
Series B	Sulistyo Wimbo Hardjito	*	*

*	Less than 1%
(1)	Comprises 2,171,250,000 shares (39.96%) held by ICL and 46,340,000 shares (0.85%) held by ICLS, an affiliate of ICL.

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

ICL

On December 15, 2002, ICL, a subsidiary of STT Communications Ltd, entered into a Share Purchase Agreement and a Shareholders’ Agreement with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as our shareholder. STT Communications Ltd is 100%-owned by ST Telemedia, which is indirectly owned by Temasek Holdings (Private) Limited. Pursuant to the Share Purchase Agreement, the Government agreed to sell, and ICL agreed to purchase, 434,250,000 Series B Shares representing 41.9% of the total outstanding Series B Shares as of the date of such agreements. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002, at which time the Shareholders’ Agreement became effective. After consummation of this sale and purchase, the Government held 155,324,999 Series B Shares, representing 15.0% of the total outstanding Series B Shares. The aggregate purchase price for the Series B Shares acquired by ICL pursuant to the Share Purchase Agreement was Rp5,623,537,500,000 (approximately US$605.3 million). On May 5, 2006, Indonesia Communications PTE. Ltd., or ICLS, informed Bapepam that as of May 4, 2006 it owned 46,340,000 of our Series B shares. ICLS is an affiliate of ICL. ICLS and ICL are both subsidiaries of Singapore Technologies Telemedia Pte Ltd. Following such acquisition by ICLS, ICLS and ICL owned an aggregate of 2,217,590,000, or 41.16%, of our Series B shares as of May 4, 2006. As of March 31, 2007, ICL owned 2,171,250,000 (39.96%) of our Series B shares, the Government owned one Series A share and 776,625,000 (14.29%) of our Series B shares and ICLS owned 46,340,000 (0.85%) of our Series B shares.

On January 17, 2007, ICL notified us regarding the intention of Qatar Telecom to make an equity investment of approximately 25.0% in Asia Mobile Holdings Pte Ltd., or AMH, which at the time was wholly owned by STT Communications Ltd. We understand the transaction closed on March 1, 2007. Upon the closing of the transaction, STT Communications Ltd. effectively controlled approximately 75.0% of AMH, which directly owns ICL and ICLS, two of our major shareholders.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and ICL, and entities that are related to or owned or controlled by the Government and ICL. The most significant of these transactions include interconnection agreements and account receivables with Telkom and cash and cash equivalents in the amount of Rp1,114.3 billion deposited in state-owned banks as of December 31, 2006. We also pay approximately 1% of our gross revenues, adjusted for certain items, to the Ministry of Communications and Information Technology as a concession fee. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry—the Telecommunications Law—Fee Regime.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers.

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

On May 5, 2004, we received the Supreme Court’s verdict No.1610K/PDT/2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction and requiring us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date. On December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion (US$2.1 million) to the Central Jakarta District Court. We have initiated a new action in the Central Jakarta District Court asserting that the Primkopparseni members’ meeting at which the members decided to proceed with the dispute against us was invalid. On January 12, 2005, the court held that such a members’ meeting was unlawful, and Primkopparseni has filed an appeal of that decision. This appeal was dismissed by the High Court on February 21, 2006. We have appealed to the Supreme Court to request compensation for the costs of legal fees and injury to our brand name.

Although we are not a named defendant in the suit, we were the subject of a class action suit alleging that proper Government and parliamentary approvals, required by the constitution, were not obtained for the divestment of the Government’s 41.9% stake in us to ST Telemedia. This suit was dismissed by the Central Jakarta District Court, the High Court and the Supreme Court.

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

We are also subject to a claim from the Government’s Ministry of Finance set forth in its letter No. S-498/LK/2004 dated February 5, 2004. Such claim assesses a dividend penalty in the amount of Rp20.6 billion and Rp42.9 billion arising from our alleged failure to pay dividends in a timely manner to the Government for the years ended December 31, 1999 and 2000, respectively. Regulations require state-owned enterprises to pay dividends in accordance with certain regulatory schedules. We have refused to pay such dividend penalty to the Government because the payment schedule of dividends for 1999 and 2000 was agreed by our shareholders, including the Government, acting through the Minister for State-Owned Enterprises, in compliance with the rules of the Jakarta Stock Exchange and New York Stock Exchange. However, during our Annual General Meeting of Shareholders held on June 29, 2006, the representative of the Minister of State-Owned Enterprises expressed concern over the long standing dispute and strongly urged us to settle the dispute by making payment of the alleged penalty to the Government. After carefully considering the input made by the Government of Indonesia at the Company’s Annual General Meeting of Shareholders held on June 29, 2006, our Board of Directors agreed to amicably settle such dividend penalty by negotiating in order to get the best resolution for both Indosat and the Government.

Dividend Policy

Our shareholders declare dividends at the Annual General Meeting of Shareholders upon the recommendation of our Board of Directors. At our 2003, 2004 and 2005 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 48%, 50% and 50% of our net income for the years ended December 31, 2003 (before restatement), 2004 and 2005, respectively, prior to giving effect to the restatement of our 2003 audited financial statements. We intend to continue paying dividends, consistent with past practices, amounting to between 30% and 50% of our net income.

Item 9:    THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange (the “JSX”):

	Price per Share
	High	Low
	(in Rp.)
Calendar Year
2002	13,650	6,400
2003	15,000	7,250
2004(1)	6,000	3,040
2005(1)	6,400	4,275
2006(1)	6,750	4,050

Financial Quarter(1)
First Quarter 2005	6,400	4,750
Second Quarter 2005	5,650	4,275
Third Quarter 2005	5,850	4,900
Fourth Quarter 2005	5,450	5,550
First Quarter 2006	6,100	4,875
Second Quarter 2006	5,800	4,050
Third Quarter 2006	5,200	4,200
Fourth Quarter 2006	6,750	5,050
First Quarter 2007	6,700	5,600

Month(1)
November 2006	6,000	5,200
December 2006	6,750	5,600
January 2007	6,750	5,800
February 2007	6,150	5,600
March 2007	6,450	5,700
April 2007	6,850	6,250
May (through May 9) 2007	6,800	6,650

(1)	As adjusted for the five-for-one stock split approved on March 8, 2004.

On May 9, 2007, the closing price for a share of our common stock was Rp6,650.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange (the “NYSE”).

Price per ADS
	High	Low
(in US$)
Calendar Year
2002	14 13/[64]	7 11/[32]
2003	18	8 1/[32]
2004	33 1/[4]	17 13/[16]
2005	34 1/[4]	20 45/[64]
2006	38 71/128	21 13/[16]

Financial Quarter
First Quarter 2005	34 2/[4]	20 45/[64]
Second Quarter 2005	29 1/[32]	22 17/[32]
Third Quarter 2005	29 109/128	23 1/[2]
Fourth Quarter 2005	29 13/[32]	24
First Quarter 2006	31 13/[16]	26 45/[64]
Second Quarter 2006	32 103/128	21 13/[16]
Third Quarter 2006	27 55/[64]	22 109/128
Fourth Quarter 2006	38 35/[64]	26 53/[64]
First Quarter 2007	38 65/128	30 13/[64]

Month
November 2006	32 5/[64]	28 9/[64]
December 2006	38 35/[64]	30 5/[8]
January 2007	38 65/128	32 97/128
February 2007	33 105/128	30 21/[32]
March 2007	35 1/124	30 13/[64]
April 2007	36 55/64	34 27/128
May (through May 9) 2007	37 65/128	36 3/16

On May 9, 2007, the closing price for an ADS was US$37 13/64 on the NYSE.

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

The Indonesian Securities Market

Currently, there are two principal stock exchanges in Indonesia. The primary market is the JSX and the other is the SSX located in Surabaya, East Java. The JSX is the larger and more prominent of the two exchanges, with an aggregate equity market capitalization of Rp1,249 trillion at year end 2006 as compared to Rp1,082 trillion for the SSX. Total trading value on the JSX during 2006 was Rp445 trillion, compared with Rp5.2 trillion on the SSX. Bapepam has announced its intention to merge the JSX and the SSX in an attempt to create a more efficient and transparent system of domestic exchanges.

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

Trading is divided into three market segments: regular market, negotiable market, and cash market. The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. With respect to the trading of stock, a round lot consists of 500 shares. The price movements are limited as follows: (i) if the share price is below Rp200, then the price moves in increments of Rp1 with the aggregate daily price movement limited to Rp10; (ii) if the share price is equal to Rp200 or more, but less than Rp500, then the price moves in increments of Rp5 with the aggregate daily price movement limited to Rp50; (iii) if the share price is equal to Rp500 or more, but less than Rp2,000, then the price moves in increments of Rp10 with the aggregate daily price movement limited to Rp100; (iv) if the share price is equal to Rp2,000 or more, but less than Rp5,000, then the price moves in increments of Rp25 with the aggregate daily price movement limited to Rp250; and (v) if the share price is equal to or exceeds Rp5,000, then the price moves in increments of Rp50 with the aggregate daily price movement limited to Rp500. Orders are processed by computers that carry out matching processes of the outstanding “bids” and “asks” according to price and time priority. Price priority gives priority to buying orders at a lower price or selling orders at a higher price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

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

Trading on the NYSE

The Bank of New York serves as depositary (the “Depositary”) with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of April 30, 2007, 6,131,004 ADSs, representing 5.64% of our common stock, were outstanding in the United States and there were 46 registered owners of our ADSs.

Item 10:    ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2006, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,356,174,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5, 433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,499,900;

b.	Indonesia Communications Limited, 2,171,250,000 Series B shares with a total value of Rp217,125,000,000; and

c.	the Public, 2,486,058,500 Series B shares with a total nominal value of Rp248,605,850,000.

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

Our Articles of Association (the “Articles”) state that any transaction involving a conflict of interest between us and our directors, commissioners and shareholders should be approved by a shareholders’ meeting, in which approval is required from a majority of independent shareholders.

Each Director receives an annual bonus as well as other incentives in the event we surpass certain financial and operating targets, the amounts of which are determined by our Board of Commissioners and reported at our annual general meeting of shareholders. Bonuses are budgeted annually and are based on the recommendation of our Board of Directors, whose recommendation must be approved by our Board of Commissioners prior to submission to our shareholders. Each Commissioner is granted a monthly honorarium and certain other allowances, the amounts of which are determined by our shareholders at our annual general meeting of shareholders.

Our Board of Directors are responsible for leading and managing us in accordance with our objectives and purposes as well as to control, preserve and manage our assets. To complete these responsibilities, our Board of Directors are authorized to cause us to borrow such sums as required from time to time subject to the limitations set forth in the Articles. The borrowing powers of our Board of Directors may only be varied through an amendment to the Articles. The Articles do not contain any requirement for the Directors to retire by a specified age or to own any or a specified number of our common shares.

Common Stock

The following is a summary of the material rights and restrictions related to the common stock of Indosat based upon applicable provisions of Indonesian law and provisions of our Articles, which were most recently amended on November 9, 2006 and reported to the Minister of Law and Human Rights of Indonesia on December 14, 2006. This description does not purport to be complete and is qualified by reference to the Articles and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles.

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

On May 26, 2005, we entered into an addendum to a trustee agreement (the “Addendum to the Indosat Syari’ah Ijarah Bond Year 2005 Trustee Agreement”) in connection with the issuance of the Syari’ah Ijarah Bonds, which was issued on June 21, 2005. See “Item 4: Information on the Company—Principal Indebtedness—Syari’ah Ijarah Bonds.” In addition, we entered into an addendum to a trustee agreement (the “Addendum to the Indosat Bond IV Year 2005 with Fixed Interest Rate Trustee Agreement”), dated May 26, 2005, in connection with the issuance of the Fourth Indosat Bonds, which was issued on June 21, 2005. See “Item 4: Information on the Company—Principal Indebtedness—Fourth Indosat Bonds.”

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

Exchange Controls

See “Item 3: Key Information—Foreign Exchange” included elsewhere in this annual report.

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

Dividends.    Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to us (with a copy to the Indonesian Office of Tax Services where we are registered) a certificate of tax domicile issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled. Indonesia has concluded double taxation treaties with over 40 countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, Mauritius, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia tax treaty, the withholding tax on dividends is generally, in the absence of a 20% voting interest, reduced to 15%.

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

Non-U.S. Holders.    Except for the possible imposition of U.S. backup withholding tax (see “—U.S. Backup Withholding and Information Reporting”), payments of any dividend on an ADS or share of common stock to a holder who is not a U.S. Holder (a “non-U.S. Holder”) will not be subject to U.S. federal income tax and gain from the sale, redemption or other disposition of an ADS or a shares of common stock, provided that:

a.	the non-U.S. Holder shall not be or have been engaged in a trade or business in the United States;

b.	there is no present or former connection between such non-U.S. Holder and the United States, including, without limitation, such non-U.S. Holder’s status as a former citizen thereof or former resident thereof; and

c.	in the case of a gain from the sale, redemption or other disposition of an ADS or share of common stock by an individual, the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale or certain other conditions are met.

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

Interest Rate Sensitivity

Our principal floating rate debts outstanding as of December 31, 2006 includes: Rp175.0 billion Indosat Syari’ah Mudharabah Bonds and Rp1,075.0 billion Second Indosat bonds, although the substantial portion of such bonds are fixed rate. See “Item 4: Information on the Company—Principal Indebtedness.”

Because interest under such long-term debt is payable at either three-month time deposits rate plus an applicable margin or three-month SBI rate plus an applicable margin, interest rate exposure primarily results from fluctuations in those rates mentioned above. In addition, as of December 31, 2005 and December 31, 2006, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

The following table provides information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debts and bonds payable, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2006; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on the provisions in the various agreements, including the average interest rate for three-month time deposits available from five state-owned banks on December 31, 2006 plus a margin and the average interest rate for three-month Certificates of Bank Indonesia on February 7, 2006 plus a margin; and (iii) interest rates on long-term deposits and bonds payable in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

	Expected Maturity Date (as of December 31, 2006)
	Variable Rate (%)	2007	2008	2009	2010	2011	Thereafter	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(Rp. in billion)
Assets:
Time deposits
Rp	3.25-13.20%	1,013.6						1,013.6
US$	1.00-5.15%	1,553.3						1,553.3
Sub-total		2,566.9						2,566.9
Total Assets		2,566.9
Liabilities:
Short-term loan
Principal
Interest

Long-term debts
Rp.
Principal		131.8	1,335.8	68.6	68.6	34.3	—	1,638.9
Interest	9.3-13.25%	135.0	43.2	6.4	3.6	0.7	—	188.9

Bonds payable(1)
Rp.
Principal		1,050.0	1,860.0	56.4	640.0	1,100.0	200.0	4,906.4
Interest	11.69-21.11%	630.5	446.7	249.3	232.7	98.0	666.7	2,323.9
US$
Principal		—	—	—	2,706.0	—	2,255.0	4,961.0
Interest	4.15-7.75%	370.4	370.4	370.4	335.4	160.7	80.3	1,687.6
Sub-total
Principal		1,050.0	1,860.0	56.4	3,346.0	1,100.0	2,455.0	9,867.4
Interest		1,000.9	817.1	619.7	568.1	258.7	747.0	4,011.5
Total Liabilities		2,317.7	4,056.2	751.1	3,986.2	1,393.7	3,202.0	15,706.8
Net Cash Flows		230.8	(4,056.2)	(751.1)	(3,986.2)	(1,393.7)	(3,202.0)	(13,158.3)

(1)	These amounts have been calculated under the assumption that the options related to bonds and long-term debt are not exercised. See “Item 4: Information on the Company—Principal Indebtedness.”

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. To the extent the Indonesian rupiah appreciates further from exchange rates in effect at December 31, 2006, our obligations under such accounts payable would decrease in Indonesian rupiah terms. The decreases in these obligations would be offset in part by decreases in the value of foreign currency-denominated term deposits and by decreases in the value of foreign currency accounts receivable. With respect to our foreign currency-denominated bonds payable, to the extent the Indonesian rupiah appreciates further from exchange rates in effect at December 31, 2006, our obligations under our bonds payable would decrease in Indonesian rupiah terms.

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

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2006 of Rp9,020 = US$1.00. However, no assurance can be given that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Indonesian rupiah in future periods. See “Item 3: Key Information—Risk Factors—Future changes in the value of the Indonesian rupiah against the U.S. dollar or other currencies could adversely affect our business.”

	Expected Maturity Date as of December 31,
	Foreign Currency (in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(Rp. in millions)
Assets:
Cash and cash equivalents
US$ denominated	181,510	1,637,216	—	—	—	—	—	1,637,216
Accounts receivable
US$ denominated	123,445	1,113,475	—	—	—	—	—	1,113,475
Derivative assets
US$ denominated	1,835	16,552	—	—	—	—	—	16,552
Other current assets
US$ denominated	939	8,470	—	—	—	—	—	8,470
Due from related parties
US$ denominated	534	4,816	—	—	—	—	—	4,816
Non-current assets–others
US$ denominated	1,279	11,537	—	—	—	—	—	11,537
Total Assets	302,452	2,792,066	—	—	—	—	—	2,792,006

Liabilities:
Accounts payable-trade
US$ denominated	10,095	91,057	—	—	—	—	—	91,057
Procurement Payable
US$ denominated	219,618	1,980,954	—	—	—	—	—	1,980,954
Accrued expenses
US$ denominated	22,379	201,856	—	—	—	—	—	201,856
Deposits from customers
US$ denominated	901	8,125	—	—	—	—	—	8,125
Derivative liabilities
US$ denominated	24,866	224,293	—	—	—	—	—	224,293
Loans payable
US$ denominated	34,200	—	—	—	—	308,484	—	308,484
Bonds payable
US$ denominated	550,000	—	—	—	2,706,000	—	2,255,000	4,961,000
Other non-current liabilities
US$ denominated	6,300	56,830	—	—	—	—	—	56,830
Total Liabilities	868,359	2,563,115	—	—	2,706,000	308,484	2,255,000	7,782,708
Net Cash Flows	(550,817)	228,951	—	—	(2,706,000)	(308,484)	(2,255,000)	(4,961,435)

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

•

with respect to US$75.0 million, the spot rate is (i) the lower of Rp9,700 and the lowest daily Indonesian rupiah to U.S. dollar spot rate in effect from August 22, 2005 to and including June 20, 2012 (lower strike) per US$1.00 if the Indonesian rupiah to U.S. dollar spot rate at maturity is lower than or equal to the lower strike plus Rp4,300.00 (upper strike) or (ii) the Indonesian rupiah to U.S. dollar spot rate in effect on the maturity date minus Rp4,300.00 per US$1.00 if the Indonesian rupiah to U.S. dollar spot rate on the maturity date is higher than the upper strike. The maturity date is June 22, 2012 and the premium of the contract is 3.28% per annum.

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

From January to August 2006, we entered into five foreign currency contracts, each in the principal amount of US$25.0 million, with respect to an aggregate amount of US$125.00 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars based upon the agreed spot rate ranging from Rp8,700 to Rp9,450 per US$1.00. With respect to US$100.0 million, the maturity date is June 22, 2012 and with respect to US$25.0 million, the maturity is November 5, 2010. We pay a premium under such contracts equal to a fixed rate of 4.78%, 4.15%. 3.75%, 3.45% and 4.00% respectively.

Interest Rate Swap Contracts

In January 2005, we entered into an interest rate swap contract with respect to US$50.0 million under which we exchanged our 7.75% fixed rate obligations for an obligation to pay six-month LIBOR plus a fixed margin of 3.15% per annum over specified periods up to November 5, 2008. In May 2005, we terminated such contract.

In March 2006, we entered into interest rate swap contracts with respect to US$25.0 million under which we exchanged our 7.125% fixed rate obligations for an obligation to pay 4.90% multiplied by a predetermined range accrual factor. The Range Accrual Factor is a percentage of number of days where yield for ten-year United States Treasury Notes exceeds 3.95%. In October 06, we terminated such contract.

In July 2006, we entered into interest rate swap contracts with respect to US$25.0 million under which we exchanged our 7.125% fixed rate obligations for an obligation to pay 5.90% multiplied by a predetermined index. The index is a percentage of the number of days in which the 30-year U.S. Swap Rate is below the 2-year U.S. Swap Rate. These contracts currently have the effect of reducing our interest expenses with respect to the Guaranteed Notes due in 2012, but in the event that the 30-year U.S. Swap Rate is below the 2-year U.S. Swap Rate, our interest expenses would increase, and any such increases could have a material adverse effect on our financial condition, results of operations and liquidity position.

Item 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2006, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15:    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2006 (the “Evaluation Date”), our management, including our Deputy President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were sufficient to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Deputy President Director and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles in the United States. Our Board of Directors conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Based on this criteria, our management concluded that, as of December 31, 2006, the our internal control over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures which may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Purwantono, Sarwoko & Sanjaya (Ernst & Young), an independent registered public accounting firm. Their attestation report on our management’s assessment of our internal control over financial reporting appears in the Report of Independent Registered Public Accounting Firm to Stockholders and Boards of Commissioners and Directors on page F-3 of our consolidated financial statements attached hereto.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A    AUDIT COMMITTEE FINANCIAL EXPERT

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

Item 16B    CODE OF ETHICS

We have revised our Code of Ethics which applies to all employees, including our Chief Executive Officer, Chief Financial Officer and our principal accounting officer. We have posted this Code of Ethics on our website at www.indosat.com, where it is publicly available. A copy of our new Code of Ethics is filed as Exhibit 11.1 to our annual report on this Form 20-F.

Item 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Sarwoko & Sandjaja (formerly Prasetio, Sarwoko & Sandjaja), the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2005 and 2006:

	2005	2006
	(in US$)
Audit fees(1)	802,211	2,148,126
Audit-related fees(2)	1,007,921	2,003,654
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	1,810,132	4,151,780

(1)	Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, PT Indosat Mega Media and PT Aplikanusa Lintasarta and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Audit-related fees primarily consist of fees for performing quarterly limited reviews of our consolidated financial statements including those of our subsidiaries and for performing management training and providing documentation assistance related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
(3)	Tax fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.
(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

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

Item 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In accordance with Indonesian law, we have a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by our Board of Directors, while our Board of Commissioners is principally responsible for supervising the policies of our Board of Directors in the operation and management of us and to give advice to our Board of Directors.

Under Jakarta Stock Exchange rules, our Audit Committee must consist of at least three members, one of whom must be an independent commissioner and concurrently the chairman of the audit committee, while the other two members must be external independent parties of whom at least one such party shall have accounting and/or finance expertise. Our audit committee is composed of five members and is chaired by one of our Independent Commissioners. Members of our Audit Committee are appointed and dismissed by our Board of Commissioners.

New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the New York Stock Exchange to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3(c)(3), foreign private issuers are exempt from such independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors or has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We rely on the general exemption under Rule 10A-3(c)(3) of the Securities Exchange Act of 1934 with respect to the composition of our audit committee as set forth in our Section 303A.11 website disclosure, which is made publicly available on our website, www.indosat.com.

We believe our reliance on the exemption would not materially or adversely affect the ability of the audit committee to act independently. We also believe the intent of such provisions are meant to ensure that the Audit Committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Jakarta Stock Exchange rules require that each member of the Audit Committee be independent. It further requires that at least two of the members of the Audit Committee, the external independent members, in effect be independent, not only of the Board of Directors but also of the Board of Commissioners and us as a whole. Accordingly, we believe the standard established by the Jakarta Stock Exchange rules are at least equally effective in ensuring the ability of our Audit Committee to act independently.

Item 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17:    FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18:    FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19:    EXHIBITS

(a)	Index to Financial Statements and Schedules
	Independent auditor’s report	F-2
	Consolidated balance sheets as of December 31, 2005 and 2006	F-4
	Consolidated statements of income for the years ended December 31, 2004, 2005 and 2006	F-8
	Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2004, 2005 and 2006	F-10
	Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006	F-13
	Notes to consolidated financial statements	F-15

(b)	Index to Exhibits

1.1	Notarial Deed No. 122 relating to an amendment to the Articles of Association, dated January 23, 2006 (1)

1.2	Amended and Restated Articles of Association, dated January 14, 2005(2)

4.1	Form of Non-Compete Agreement

4.2	Interconnection Agreement between PT Indosat Tbk and PT Telekomunikasi Indonesia, dated December 28, 2006

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics, dated January 24, 2007

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1	Third Supplemental Indenture, dated January 25, 2006, related to the Indenture, dated November 5, 2003, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010(1)

15.2	Amended and Restated Indenture, dated January 25, 2006, by Indosat Finance Company B.V. representing US$300,000,000 7.75% Guaranteed Notes due 2010(1)

15.3	Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility(1)

15.4	Revised Audit Committee Charter, dated December 21, 2006

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 29, 2005.

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

Date: May 10, 2007

PT INDOSAT TBK

By:	/s/ Kaizad Bomi Heerjee
Name: Kaizad Bomi Heerjee
Title: Deputy President Director (Chief Executive Officer)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-7104

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated balance sheets of PT Indosat Tbk (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Indonesia, which differ in certain respects from U.S. generally accepted accounting principles (Notes 43, 44 and 45 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 7, 2007 expressed an unqualified opinion thereon.

PURWANTONO, SARWOKO & SANDJAJA

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

May 7, 2007

Report of Independent Registered Public Accounting Firm

Report No. RPC-7093

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited management’s assessment, included in the accompanying management’s annual report on internal control over financial reporting, that PT Indosat Tbk (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with auditing standards established by the Indonesian Institute of Accountants and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated May 7, 2007 expressed an unqualified opinion thereon.

PURWANTONO, SARWOKO & SANDJAJA

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

May 7, 2007

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2005	2006	2006 (Note 3)
		Rp	Rp	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2d,4,30	4,717,269	2,807,260	311,226
Short-term investments—net of allowance for decline in value of Rp33,984 in 2005 and Rp25,395 in 2006	2e	38,998	—	—
Accounts receivable	2f
Trade	16
Related parties
PT Telekomunikasi Indonesia Tbk (“Telkom”)—net of allowance for doubtful accounts of Rp89,485 in 2005 and Rp81,803 in 2006	5,30	67,595	55,159	6,115
Others—net of allowance for doubtful accounts of Rp61,492 in 2005 and Rp59,460 in 2006	30	108,804	119,583	13,258
Third parties—net of allowance for doubtful accounts of Rp528,314 in 2005 and Rp423,730 in 2006	6	982,351	1,096,866	121,604
Others—net of allowance for doubtful accounts of Rp34,575 in 2005 and Rp16,572 in 2006	30g	16,316	10,392	1,152
Inventories	2g	203,954	110,935	12,299
Derivative assets	2r,33	79,221	16,550	1,835
Advances		47,728	19,071	2,114
Prepaid taxes	7,14	940,155	1,051,442	116,568
Prepaid expenses	2h,2q,29,30	295,436	324,875	36,017
Other current assets	2d,30	29,165	53,299	5,909

Total Current Assets		7,526,992	5,665,432	628,097

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2005	2006	2006 (Note 3)
		Rp	Rp	US$
NON-CURRENT ASSETS
Due from related parties—net of allowance for doubtful accounts of Rp1,753 in 2005 and Rp2,795 in 2006	2f,30	30,401	23,336	2,587
Deferred tax assets—net	2t,14	44,197	46,567	5,163
Investments in associated companies—net of allowance for decline in value of Rp56,300 in 2005 and 2006	2i,8	524	286	32
Other long-term investments—net of allowance for decline in value of Rp99,977 in 2005 and 2006	2i,9	2,730	8,509	943
Property and equipment	2j,2k,2p,10,16,24
Carrying value		35,073,128	41,908,327	4,642,475
Accumulated depreciation		(13,409,736)	(16,846,686)	(1,864,022)
Impairment in value		(98,611)	(98,611)	(10,933)

Net		21,564,781	24,963,030	2,767,520
Goodwill and other intangible assets—net	2c,2l,11	2,682,600	2,645,369	293,278
Long-term receivables	30g	122,281	103,121	11,432
Long-term prepaid pension—net of current portion	2q,29,30	236,491	230,284	25,530
Long-term advances	12,30	327,351	213,771	23,700
Others	2d,2h,30	248,785	328,953	36,469

Total Non-current Assets		25,260,141	28,563,226	3,166,654

TOTAL ASSETS		32,787,133	34,228,658	3,794,751

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2005	2006	2006 (Note 3)
		Rp	Rp	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable—trade
Related parties	30	30,462	34,139	3,785
Third parties		163,617	270,292	29,966
Procurement payable	13,30	2,609,278	3,292,543	365,027
Taxes payable	2t,14	205,852	211,868	23,489
Accrued expenses	15,29,30	843,206	896,435	99,383
Unearned income	2o	488,694	571,944	63,408
Deposits from customers		26,519	93,044	10,315
Derivative liabilities	2r,33	11,539	224,293	24,866
Current maturities of:
Loans payable	2m,16	49,700	127,191	14,101
Bonds payable	2m,17	981,936	1,055,526	117,021
Other current liabilities		20,577	25,930	2,874

Total Current Liabilities		5,431,380	6,803,205	754,235

NON-CURRENT LIABILITIES
Due to related parties	30	16,607	29,440	3,264
Deferred tax liabilities—net	2t,14	865,672	1,244,502	137,971
Loans payable—net of current maturities	2m,16
Related parties	30	630,251	635,649	70,471
Third parties		678,522	869,045	96,346
Bonds payable—net of current maturities	2m,17	10,161,905	8,734,012	968,294
Other non-current liabilities	18,29,30	511,779	510,440	56,591

Total Non-current Liabilities		12,864,736	12,023,088	1,332,937

TOTAL LIABILITIES		18,296,116	18,826,293	2,087,172

MINORITY INTEREST	2b	175,689	200,620	22,241

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2005	2006	2006 (Note 3)
		Rp	Rp	US$
STOCKHOLDERS’ EQUITY
Capital stock—Rp100 par value per A share and B share
Authorized—1 A share and 19,999,999,999 B shares
Issued and fully paid—1 A share and 5,356,174,499 B shares in 2005, and 1 A share and 5,433,933,499 B shares in 2006	19	535,617	543,393	60,243
Premium on capital stock	19	1,178,274	1,546,587	171,463
Difference in transactions of equity changes in associated companies/subsidiaries	2i	403,812	403,812	44,769
Stock options	2n,20	90,763	—	—
Difference in foreign currency translation	2b	228	182	20
Retained earnings
Appropriated		49,922	66,157	7,334
Unappropriated		12,056,712	12,641,614	1,401,509

Total Stockholders’ Equity		14,315,328	15,201,745	1,685,338

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		32,787,133	34,228,658	3,794,751

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2004	2005	2006	2006 (Note 3)
		Rp	Rp	Rp	US$
OPERATING REVENUES	2o,30
Cellular	21,35,36,37	7,342,061	8,644,951	9,227,537	1,023,009
Multimedia, Data Communication, Internet (“MIDI”)	22	1,483,941	1,694,033	1,902,589	210,930
Fixed telecommunication	23,35,36	1,544,684	1,250,807	1,109,281	122,980
Other services		59,420	—	—	—

Total Operating Revenues		10,430,106	11,589,791	12,239,407	1,356,919

OPERATING EXPENSES	2o
Depreciation and amortization	2j,10,11	2,818,657	3,080,205	3,653,266	405,018
Personnel	2p,2q,20,
	24,29,30	1,207,384	1,264,653	1,350,468	149,719
Administration and general	25,30	471,347	606,022	663,921	73,605
Maintenance	2j,30	473,388	614,595	585,158	64,874
Marketing		349,824	360,049	468,920	51,987
Compensation to telecommunications carriers and service providers	26,30,36	513,355	408,411	369,704	40,987
Leased circuits	30	97,667	142,210	180,168	19,974
Other costs of services	27,30	1,300,418	1,461,729	1,569,143	173,963

Total Operating Expenses		7,232,040	7,937,874	8,840,748	980,127

OPERATING INCOME		3,198,066	3,651,917	3,398,659	376,792

OTHER INCOME (EXPENSES)	2o
Gain (loss) on foreign exchange—net	2s,5,6	(66,116)	(79,932)	304,401	33,747
Interest income	30	187,430	215,103	212,823	23,595
Financing cost	2m,16,17,
	28,30	(1,097,531)	(1,264,764)	(1,248,899)	(138,459)
Loss on change in fair value of derivatives—net	2r,33	(170,451)	(44,209)	(438,774)	(48,645)
Amortization of goodwill	2l,11	(226,347)	(226,352)	(226,507)	(25,112)
Gain on sale of investment in associated companies	8	286,204	14,625	—	—
Gain on sale of other long-term investments—net	9	110,929	1,204	—	—
Others—net	14	99,085	85,117	21,202	2,351

Other Expenses—Net		(876,797)	(1,299,208)	(1,375,754)	(152,523)

EQUITY IN NET INCOME (LOSS) OF ASSOCIATED COMPANIES	2i,8	61,489	86	(238)	(26)

INCOME BEFORE INCOME TAX		2,382,758	2,352,795	2,022,667	224,243

INCOME TAX EXPENSE	2t,14
Current		140,902	331,541	199,629	22,132
Deferred		583,652	366,383	376,478	41,738

Total Income Tax Expense		724,554	697,924	576,107	63,870

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2004	2005	2006	2006 (Note 3)
		Rp	Rp	Rp	US$
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		1,658,204	1,654,871	1,446,560	160,373
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2b	(24,996)	(31,390)	(36,467)	(4,043)

NET INCOME	32	1,633,208	1,623,481	1,410,093	156,330

BASIC EARNINGS PER SHARE	2v,19,31	313.91	309.04	260.90	0.03

DILUTED EARNINGS PER SHARE	2v,19,20,31	313.63	309.04	258.82	0.03

BASIC EARNINGS PER ADS (50 B shares per ADS)	2v,19,31	15,695.59	15,452.16	13,045.17	1.45

DILUTED EARNINGS PER ADS	2v,19,20,31	15,681.59	15,452.16	12,940.98	1.43

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah)

	Year Ended December 31, 2004
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Value from Restructuring Transactions of Entities under Common Control	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings
Description								Appropriated	Unappropriated	Net
Balance as of January 1, 2004		517,750	673,075	—	403,812	24,809	316	17,890	10,402,230	12,039,882

Employee Stock Option Program (“ESOP”):
Issuance of capital stock resulting from the exercise of ESOP Phase I	2n,19,20	10,781	207,794	—	—	(49,592)	—	—	—	168,983
Proportionate seven months’ compensation expense relating to ESOP Phase I and five months’ compensation expense relating to ESOP Phase II	2n,20,24	—	—	—	—	95,990	—	—	—	95,990
Increase in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars and Indosat Finance Company B.V. from euro to rupiah—net of applicable income taxes of Rp18 and Rp30, respectively	2b	—	—	—	—	—	113	—	—	113
Resolution during the Annual Stockholders’ General Meeting on June 22, 2004
Declaration of cash dividend	32	—	—	—	—	—	—	—	(753,584)	(753,584)
Appropriation for reserve fund	32	—	—	—	—	—	—	15,700	(15,700)	—
Net income for the year		—	—	—	—	—	—	—	1,633,208	1,633,208

Balance as of December 31, 2004		528,531	880,869	—	403,812	71,207	429	33,590	11,266,154	13,184,592

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah)

	Year Ended December 31, 2005
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings
Description							Appropriated	Unappropriated	Net
Balance as of January 1, 2005		528,531	880,869	403,812	71,207	429	33,590	11,266,154	13,184,592

ESOP:
Issuance of capital stock resulting from the exercise of ESOP Phase I and Phase II	2n,19,20	7,086	297,405	—	(71,183)	—	—	—	233,308
Proportionate seven months’ compensation expense relating to ESOP Phase II	2n,20,24	—	—	—	90,739	—	—	—	90,739
Decrease in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollars, and of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro to rupiah—net of applicable income taxes of Rp64, Rp19 and Rp3, respectively	2b	—	—	—	—	(201)	—	—	(201)
Resolution during the Annual Stockholders’ General Meeting on June 8, 2005
Declaration of cash dividend	32	—	—	—	—	—	—	(816,591)	(816,591)
Appropriation for reserve fund	32	—	—	—	—	—	16,332	(16,332)	—
Net income for the year		—	—	—	—	—	—	1,623,481	1,623,481

Balance as of December 31, 2005		535,617	1,178,274	403,812	90,763	228	49,922	12,056,712	14,315,328

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah)

	Year Ended December 31, 2006
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings
Description							Appropriated	Unappropriated	Net
Balance as of January 1, 2006		535,617	1,178,274	403,812	90,763	228	49,922	12,056,712	14,315,328

ESOP:
Issuance of capital stock resulting from the exercise of ESOP Phase II	2n,19,20,24	7,776	368,313	—	(90,763)	—	—	—	285,326
Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. and Satelindo International Finance B.V. from U.S. dollar to rupiah—net of applicable income tax benefit (expense) of Rp136, Rp135, (Rp17) and (Rp272), respectively	2b	—	—	—	—	(46)	—	—	(46)
Resolution during the Annual Stockholders’ General Meeting on June 29, 2006
Declaration of cash dividend	32	—	—	—	—	—	—	(808,956)	(808,956)
Appropriation for reserve fund	32	—	—	—	—	—	16,235	(16,235)	—
Net income for the year		—	—	—	—	—	—	1, 410,093	1,410,093

Balance as of December 31, 2006		543,393	1,546,587	403,812	—	182	66,157	12,641,614	15,201,745

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2004	2005	2006	2006 (Note 3)
		Rp	Rp	Rp	US $
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers		10,537,812	11,402,721	12,177,148	1,350,016
Interest income		179,374	215,114	217,152	24,074
Refund of taxes	7	1,044,853	176,408	86,981	9,643
Interest rate swap contracts	33n,33o,33q,33r	34,143	9,174	5,250	582
Cash paid for:
Employees, suppliers and others		(4,004,149)	(4,405,641)	(5,081,152)	(563,320)
Financing cost		(1,077,747)	(1,166,621)	(1,237,161)	(137,157)
Taxes		(683,481)	(796,369)	(391,881)	(43,446)
Swap cost from cross currency swap contracts	33a,33c-33m	(15,882)	(42,279)	(103,216)	(11,443)
Termination of swap contracts	33c,33n-33q	—	(76,475)	(3,498)	(388)

Net Cash Provided by Operating Activities		6,014,923	5,316,032	5,669,623	628,561

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of short-term investment		141,580	1,131	47,587	5,276
Proceeds from sale of property and equipment	10	18,490	463	1,249	138
Acquisitions of property and equipment	10	(5,238,331)	(6,771,870)	(6,054,014)	(671,176)
Acquisition of intangible assets	11	—	—	(320,000)	(35,477)
Purchase of other long-term investment	9a	—	—	(5,779)	(641)
Proceeds from sale of other long-term investments	9	200,038	100,631	—	—
Decrease (increase) in restricted cash and cash equivalents		(81,287)	81,288	—	—
Proceeds from sale of subsidiaries	1d	—	40,141	—	—
Proceeds from sale of investment in associated companies	8	498,713	14,625	—	—
Purchase of short-term investments		(77,677)	(47,341)	—	—
Additional advances for purchase of property and equipment		(196,972)	(36,550)	—	—
Additional investment in a subsidiary	1d	—	(17,481)	—	—

Net Cash Used in Investing Activities		(4,735,446)	(6,634,963)	(6,330,957)	(701,880)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	16	96,200	40,059	357,366	39,619
Proceeds from exercise of ESOP Phase I and Phase II	20	148,993	233,309	287,910	31,919
Proceeds from bonds payable	17	—	3,484,992	31,150	3,453
Repayment of bonds payable	17	—	(51,347)	(956,644)	(106,058)
Cash dividend paid	32	(753,584)	(816,591)	(808,956)	(89,684)
Repayment of long-term loans	16	(1,251,580)	(653,579)	(84,394)	(9,356)
Swap cost from cross currency swap contracts	33b	(15,392)	(64,121)	(61,885)	(6,861)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2004	2005	2006	2006 (Note 3)
		Rp	Rp	Rp	US $
Cash dividend paid by subsidiaries to minority interest		(7,671)	(9,046)	(11,537)	(1,279)
Decrease (increase) in restricted cash and cash equivalents		12,542	11,210	(1,685)	(187)
Payment for termination of swap contracts	33b	—	(111,508)	—	—
Repayment of short-term loans		(8,255)	—	—	—

Net Cash Provided by (Used in) Financing Activities		(1,778,747)	2,063,378	(1,248,675)	(138,434)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(499,270)	744,447	(1,910,009)	(211,753)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,509,508	4,010,238	4,717,269	522,979
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF A DIVESTED SUBSIDIARY	1d	—	(37,416)	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	4,010,238	4,717,269	2,807,260	311,226

DETAILS OF CASH AND CASH EQUIVALENTS:
Cash on hand and in banks		170,498	136,278	240,406	26,652
Time deposits with original maturities of three months or less		3,839,740	4,580,991	2,566,854	284,574

Cash and cash equivalents as stated in the consolidated balance sheets		4,010,238	4,717,269	2,807,260	311,226

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Acquisitions of property and equipment on account credited to procurement payable		672,328	505,666	753,734	83,563
Acquisitions of property and equipment on account credited to long-term advances		—	—	113,580	12,592
Premium on capital stock		49,592	71,182	88,179	9,776
Stock options		46,398	19,556	(90,763)	(10,062)
Bonus retained for exercise of ESOP Phase I		19,990	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.	GENERAL

a.	Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 38 dated November 9, 2006 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning the change in the number of the Company’s issued and fully paid capital stock. The latest amendment of the Company’s Articles of Association has been reported to and accepted by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No. W7.HT.01.04.4134 dated November 28, 2006.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

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

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

the Company should pay to the Government the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), whereby the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

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

On October 18, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license for third generation (3G) mobile communications technology.

Based on Decree No. 19/KEP/M.KOMINFO/02/2006 dated February 14, 2006 of the Ministry of Communications and Information Technology, the Company has been determined as one of the winners in the selection of IMT-2000 cellular network providers using 2.1 GHz radio frequency spectrum (known as “3G”) for 1 block (2 x 5MHz) of frequency. As a winner, the Company was obliged, among others, to pay the upfront fee of Rp320,000 (Note 11) and radio frequency fee.

Based on Decree No. 102/KEP/M.KOMINFO/10/2006 dated October 11, 2006, the Government of the Republic of Indonesia, through the Ministry of Communications and Information Technology, amended the previous ministerial decree dated March 15, 2004 on the Company’s license on GSM cellular mobile network in order to include the rights and obligations of 3G services.

Based on Decree No. 181/KEP/M.KOMINFO/12/2006 dated December 12, 2006 of the Ministry of Communications and Information Technology regarding 800 MHz Frequency Channels Allocation for Local Fixed Wireless Network Services with Limited Mobility and Mobile Cellular Network, the Company has been granted two nationwide frequency channels, i.e channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

c.	Employees, Directors and Commissioners

Based on a resolution at each of the (i) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, (ii) Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and (iii) Annual Stockholders’ General Meeting held on June 29, 2006 which is notarized under Deed No. 175 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of December 31, 2004, 2005 and 2006, respectively, is as follows:

	2004	2005 and 2006
President Commissioner	Peter Seah Lim Huat	Peter Seah Lim Huat
Commissioner	Lee Theng Kiat	Lee Theng Kiat
Commissioner	Sio Tat Hiang	Sio Tat Hiang
Commissioner	Sum Soon Lim	Sum Soon Lim
Commissioner	Roes Aryawijaya	Roes Aryawijaya
Commissioner	Umar Rusdi	Setyanto P. Santosa
Commissioner	Lim Ah Doo *	Lim Ah Doo *
Commissioner	Eva Riyanti Hutapea *	Eva Riyanti Hutapea *
Commissioner	Mohammad Ikhsan *	Soeprapto S.IP *

*	Independent commissioner

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Based on (i) a resolution at the Stockholders’ Extraordinary Meeting held on September 30, 2004 which is notarized under Deed No. 144 of Aullia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, (ii) a resolution at the Annual Stockholders’ General Meeting held on June 8, 2005 which is notarized under Deed No. 40 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, and (iii) the minutes of the Company’s Board of Commissioners’ Meeting held on March 3, 2006 and a resolution at the Annual Stockholders’ General Meeting held on June 29, 2006 which are notarized under Deed No. 175 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Directors as of December 31, 2004, 2005 and 2006, respectively, is as follows:

	2004	2005	2006
President Director	—*	Hasnul Suhaimi	— * and **
Deputy President Director	Ng Eng Ho	Kaizad Bomi Heerjee	Kaizad Bomi Heerjee
Finance Director	Wong Heang Tuck	Wong Heang Tuck	Wong Heang Tuck
Corporate Services Director	Sutrisman	S. Wimbo S. Hardjito	S. Wimbo S. Hardjito
Information Technology Director	Joseph Chan Lam Seng	Joseph Chan Lam Seng	Joseph Chan Lam Seng
Jabotabek and Corporate Sales Director	—	—	Johnny Swandi Sjam
Regional Sales Director	—	—	Wityasmoro Sih Handayanto
Marketing Director	—	—	Wahyu Wijayadi
Network Director	—	—	Raymond Tan Kim Meng
Consumer Market Director	—	Johnny Swandi Sjam	—
Planning and Project Development Director	—	Wityasmoro Sih Handayanto	—
Corporate Market Director	—	Wahyu Wijayadi	—
Network Operation and Quality Management Director	—	Raymond Tan Kim Meng	—
Business Development Director	Wityasmoro Sih Handayanto	—	—
Fixed Telecom and MIDI Director	Wahyu Wijayadi	—	—
Operation and Quality Improvement Director	Raymond Tan Kim Meng	—	—
Cellular Marketing Director	Hasnul Suhaimi	—	—

*	In the absence of a President Director, the tasks of the President Director have been carried out by the Deputy President Director.
**	On June 16, 2006, the Board of Commissioners approved the resignation of Hasnul Suhaimi effective on June 8, 2006.

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,820, 8,137 and 7,786 employees, including non-permanent employees, as of December 31, 2004, 2005 and 2006, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

d.	Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				2004	2005	2006
Satelindo International Finance B.V.	Amsterdam	Finance	1996	100.00	100.00	100.00
Indosat Finance Company B.V.	Amsterdam	Finance	2003	100.00	100.00	100.00
Indosat International Finance Company B.V.	Amsterdam	Finance	2005	—	100.00	100.00
Indosat Singapore Pte. Ltd.	Singapore	Telecommunication	2005	—	100.00	100.00
PT Indosat Mega Media	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Satelindo Multi Media	Jakarta	Multimedia	1999	99.60	99.60	99.60
PT Aplikanusa Lintasarta	Jakarta	Data Communication	1989	69.46	72.36	72.36
PT Artajasa Pembayaran Elektronis	Jakarta	Telecommunication	2000	45.15	39.80	39.80
PT Sisindosat Lintasbuana*	Jakarta	Information Technology	1990	96.87	—	—
PT Asitelindo Data Buana*	Jakarta	Multimedia	1997	49.40	—	—

	Total Assets (Before Eliminations)
Name of Subsidiary	2004	2005	2006
Satelindo International Finance B.V.	8,002	8,526	7,555
Indosat Finance Company B.V.	2,820,797	2,984,732	2,762,776
Indosat International Finance Company B.V.	—	2,462,039	2,283,380
Indosat Singapore Pte. Ltd.	—	—	7,300
PT Indosat Mega Media	450,288	523,014	605,538
PT Satelindo Multi Media	11,187	10,690	10,690
PT Aplikanusa Lintasarta	798,273	876,201	985,605
PT Artajasa Pembayaran Elektronis	73,964	73,627	94,311
PT Sisindosat Lintasbuana *	159,230	—	—
PT Asitelindo Data Buana *	9,822	—	—

*	Sold in January 2005

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (the Netherlands) in 1996. SIB is a financing company that only facilitates borrowings of PT Satelit Palapa Indonesia (“Satelindo”—see Note 1e) from third parties and

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

is not involved in any other activity. In May 2000, SIB issued Guaranteed Floating Rate Bonds. In October 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions.

In the SIB shareholder’s meeting conducted on March 28, 2006, the shareholder agreed to start SIB’s voluntary liquidation process on April 1, 2006. As of December 31, 2006, such liquidation has not yet been finalized (Note 41d).

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (the Netherlands) on October 13, 2003. IFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 17).

Based on an IFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (in full amount, equivalent to Rp23,352) to IFB on August 31, 2006.

Indosat International Finance Company B.V. (“IIFB”)

IIFB was incorporated in Amsterdam (the Netherlands) on April 27, 2005. IIFB is a company which is involved in the activities of a financing business; borrowing/lending/raising funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness; granting guarantees; and trading in currencies, securities and items of property in general. In June 2005, IIFB issued guaranteed notes which are due in 2012 (Note 17).

Based on an IIFB shareholder’s resolution dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (in full amount, equivalent to Rp23,352) to IIFB on August 31, 2006.

Indosat Singapore Pte. Ltd. (“ISP”)

ISP was incorporated in Singapore on December 21, 2005 to engage in telecommunication services.

Based on an ISP shareholder’s resolution dated April 20, 2006, the Company agreed to make capital injection in ISP totaling US$650 (equivalent to SGD1,075,750, in full amount). The Company transferred in full such amount to ISP’s bank account on April 26, 2006.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Based on a circular resolution of SMM’s shareholders, SMM will be subject to liquidation effective May 5, 2006. As of December 31, 2006, such liquidation has not yet been finalized.

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

On December 21, 2005, the Company entered into a Sale and Purchase Agreement, whereby the Company agreed to purchase 2.90% equity interest in Lintasarta from Dana Pensiun Bank Negara Indonesia (“DPBNI”) for Rp17,480. Such purchase of equity interest, which resulted in the recognition of goodwill, increased the Company’s ownership in Lintasarta from 69.46% to 72.36%.

PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

On January 14, 2005, based on the CSPA, the Company paid Rp2,109 to Astel for termination of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

On January 25, 2005, the Company received the final payment amounting to Rp32,891 (net of Rp5,000 previously received on August 27, 2004 as a bidding deposit) for the sale.

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

The accounting and reporting policies adopted by the Company and its subsidiaries (collectively referred to as the “Companies”) conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 are as follows:

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

	Equity Interest (%)
	2004	2005		2006
SIB	100.00	100.00		100.00
IFB	100.00	100.00		100.00
IIFB	—	100.00		100.00
ISP	—	100.00		100.00
IMM	99.85	99.85		99.85
SMM	99.60	99.60		99.60
Lintasarta	69.46	72.36		72.36
Sisindosat	96.87	—	*	—

*	sold in January 2005

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary which was 65%-owned in 2004 and reduced to become 55%-owned starting 2005). The accounts of APE in 2004, 2005 and 2006 were consolidated because its financial and operating policies were controlled by Lintasarta.

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

For an acquisition accounted for under the pooling-of-interests method, the historical carrying amount of the net equity of the entity acquired is combined with that of the acquirer, as if they were a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The difference between the net consideration paid or received and book value, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. The balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transactions.

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

d.	Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets—Others”.

e.	Short-term Investments

Short-term investments consist of:

•	Investment in debt securities

Investment in debt securities which are classified as available-for-sale is recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Unrealized gain (loss), if any, at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities”, which is a component of Stockholders’ Equity, and will be recognized as income or loss upon realization.

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

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

h.	Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets—Others”.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

i.	Investments

Investments consist of:

•	Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Based on its review and assessment, starting January 1, 2005, the Company changed the estimated useful lives of certain property and equipment. The change in the estimated useful lives was made to reflect the effect of the integration of telecommunications network by location within the country and also in consideration of the effect of technological advancement and upgrades done by the Company. Below are the estimated useful lives (in years) prior to and starting January 1, 2005:

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

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment which enhance the asset condition over its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

Properties under construction and installation are stated at cost and consist mainly of cellular technical equipment, FWA technical equipment, submarine cables, transmission and cross-connection equipment, building and leasehold improvements, inland link, information technology equipment, telecommunications peripherals, satellite technical equipment and switching equipment.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

l.	Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Customer base
— Prepaid	6
— Post-paid	5
Spectrum license	5
Brand	8

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over the license period.

The Companies review the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

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

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

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

Fixed Telecommunication

International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the year. Income from international call traffic from overseas international carriers, for which statements have not been received, is accounted for based on estimates.

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

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Revenues from interconnection fees with operators are recognized monthly on the basis of the actual recorded traffic for the month.

Expenses

Expenses are recognized when incurred.

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

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g. paid annual leave, paid sick leave) and long-term (e.g. long-service leave, post-employment medical benefits).

r.	Derivatives

The Company enters into and engages in currency swap and foreign exchange contracts/transactions for the purpose of managing its foreign exchange rate exposures emanating from the Company’s bonds payable in foreign currencies.

The Company applies SAK 55, “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 sets forth the accounting and reporting standards for derivative transactions and hedging activities,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumption which are commonly used. Based on the specific requirements for hedge accounting under SAK 55, the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. Accordingly, changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

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

For December 31, 2004, 2005 and 2006, the foreign exchange rates used (in full amounts) were Rp9,290, Rp9,830 and Rp9,020 to US$1, respectively, computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the year.

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

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

v.	Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year after considering the effect of exercise of ESOP Phase I and Phase II (Note 31).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, after considering the dilutive effect caused by the stock options relating to the ESOP and convertible bonds issued by a subsidiary (Note 17).

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

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2006 of Rp9,020 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.	CASH AND CASH EQUIVALENTS

This account consists of the following:

	2005	2006
Cash on hand
Rupiah	868	1,350
U.S. dollar (US$27 in 2005 and US$21 in 2006)	270	185

	1,138	1,535

Cash in banks
Related parties (Note 30)
Rupiah
Bank Pembangunan Daerah DKI Jakarta	2,955	17,583
PT Bank Mandiri (Persero) Tbk (“Mandiri”)	26,700	11,978
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	802	1,848
PT Bank Internasional Indonesia Tbk (“BII”)	—	1,605
Bank Pembangunan Daerah Yogyakarta	853	1,321
PT Bank Mandiri Syari’ah (“Mandiri Syari’ah”)	101	1,287
PT Bank Pembangunan Daerah Sumatera Selatan	—	1,128
PT Bank Danamon Indonesia Tbk (“Danamon”)	864	515
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	1,857	178
PT Bank Tabungan Negara (Persero) (“BTN”)	625	85
Others (each below Rp500)	687	1,314

U.S. dollar
Mandiri (US$163 in 2005 and US$575 in 2006)	1,600	5,188
Others (US$10 in 2005 and US$40 in 2006)	99	362

Third parties
Rupiah
PT Bank Central Asia Tbk (“BCA”)	18,116	82,836
Deutsche Bank AG, Jakarta Branch	18,752	9,763
The Hongkong and Shanghai Banking Corp. Ltd., Jakarta Branch	7,148	6,107
PT Bank Umum Koperasi Indonesia (“Bukopin”)	3,007	4,895
PT Bank Niaga Tbk (“Niaga”)	182	4,707
Citibank N.A., Jakarta Branch	852	4,123
PT Bank Permata Tbk	1,106	1,397
PT Bank Lippo Tbk	187	694
PT Bank Artha Graha Internasional Tbk	503	225
Others (each below Rp500)	304	1,522

U.S. dollar
Fortis Bank, the Netherlands (US$5,442)	—	49,089
Citibank N.A., Jakarta Branch (US$1,509 in 2005 and US$1,867 in 2006)	14,835	16,843
Deutsche Bank AG, Jakarta Branch (US$2,192 in 2005 and US$801 in 2006)	21,552	7,227
Bukopin (US$276 in 2005 and US$270 in 2006)	2,718	2,430
Citibank N.A., Singapore Branch (US$651 in 2005 and US$236 in 2006)	6,400	2,126
Others (US$238 in 2005 and US$55 in 2006)	2,335	495

	135,140	238,871

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	2005	2006
Time deposits
Related parties (Note 30)
Rupiah
Mandiri	504,945	364,285
BNI	173,715	78,715
Danamon	199,400	61,400
BRI	200,000	50,000
BTN	2,000	39,000
Bank Pembangunan Daerah Yogyakarta	—	1,000
Bank Pembangunan Daerah Sulawesi Utara	1,000	1,000
Mandiri Syari’ah	150,000	—

U.S. dollar
BNI (US$25,000 in 2005 and US$20,000 in 2006)	245,750	180,400
Danamon (US$20,000 in 2005 and US$15,000 in 2006)	196,600	135,300
Mandiri Syari’ah (US$23,000 in 2005 and US$10,000 in 2006)	226,090	90,200
BTN (US$10,000 in 2005 and US$5,000 in 2006)	98,300	45,100
Mandiri (US$52,071 in 2005 and US$2,603 in 2006)	511,862	23,479
BRI (US$35,000)	344,050	—

Third parties
Rupiah
Deutsche Bank AG, Jakarta Branch	35,161	112,175
Niaga	109,800	110,000
PT Bank Muamalat Indonesia Tbk (“Muamalat”)	210,000	70,000
Bukopin	109,000	57,500
BCA	152,500	54,450
PT Bank Mega Tbk	5,595	14,052
Citibank N.A., Jakarta Branch	7,600	—
Others	6	6

U.S. dollar
Deutsche Bank AG, Jakarta Branch (US$42,406 in 2005 and US$48,950 in 2006)	416,856	441,529
Citibank N.A., Jakarta Branch (US$25,000)	—	225,500
Bukopin (US$37,000 in 2005 and US$18,000 in 2006)	363,710	162,360
Niaga (US$27,253 in 2005 and US$17,650 in 2006)	267,901	159,203
Muamalat (US$5,000 in 2005 and US$10,000 in 2006)	49,150	90,200

	4,580,991	2,566,854

Total	4,717,269	2,807,260

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 7.50% in 2004, from 4.00% to 13.00% in 2005 and from 3.25% to 13.20% in 2006, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.54% to 1.50% in 2004, from 0.65% to 4.25% in 2005 and from 1.00% to 5.15% in 2006.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.	ACCOUNTS RECEIVABLE—TRADE—TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

The aging schedule of the accounts receivable is as follows:

	2005		2006
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0-3 months	74,381	47.35	61,270	44.74
4-6 months	542	0.35	959	0.70
Over 6 months	82,157	52.30	74,733	54.56

Total	157,080	100.00	136,962	100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

	2005	2006
Balance at beginning of year	86,884	89,485
Provision	4,556	587
Write-off	—	(8,183)
Net effect of foreign exchange adjustment	295	(86)
Deduction due to sale of Sisindosat	(2,250)	—

Balance at end of year	89,485	81,803

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6.	ACCOUNTS RECEIVABLE—TRADE—THIRD PARTIES

This account consists of the following:

	2005	2006
Overseas international carriers
DiGi Telecommunications Sdn Bhd, Malaysia (US$9,095 in 2005 and US$22,153 in 2006)	89,402	199,823
Saudi Telecom Company, Saudi Arabia (US$8,086 in 2005 and US$8,409 in 2006)	79,483	75,852
Telekom Malaysia Berhad, Malaysia (US$4,773 in 2005 and US$7,483 in 2006)	46,922	67,501
Maxis International Sdn Bhd, Malaysia (US$6,284 in 2005 and US$6,137 in 2006)	61,768	55,356
Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2005 and 2006)	32,334	29,670
Celcom Malaysia Berhad, Malaysia (US$3,953 in 2005 and US$3,239 in 2006)	38,857	29,220
DDI Corporation, Japan (US$2,389 in 2005 and US $2,254 in 2006)	23,484	20,332
NTT Communication Corporation, Japan (US$2,205 in 2005 and US$2,229 in 2006)	21,672	20,109
Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2005 and 2006)	21,656	19,872
UAE-Etisalat, United Arab Emirates (US$4,578 in 2005 and US$2,161 in 2006)	45,003	19,501
Jabatan Telekom Brunei, Brunei Darussalam (US$2,992 in 2005 and US$1,202 in 2006)	29,410	10,843
Korea International Telecommunication, Korea (US$2,229 in 2005 and US$817 in 2006)	21,909	7,370
Others (each below Rp20,000; US$26,607 in 2005 and US$32,270 in 2006)	261,542	300,097

	773,442	855,546

Local companies
PT Ratelindo	4,713	12,318
PT Satkomindo Mediyasa (US$823 in 2005 and US$701 in 2006)	8,094	6,327
PT Cakrawala Andalas Televisi (US$872 in 2005 and US$353 in 2006)	8,575	3,189
Others (each below Rp6,000, including US$9,908 in 2005 and US$11,966 in 2006)	239,724	256,505

	261,106	278,339

Post-paid subscribers from:
Cellular	444,957	361,890
Fixed wireless	16,123	17,885
Fixed line	15,037	6,936

	476,117	386,711

Total	1,510,665	1,520,596
Less allowance for doubtful accounts	528,314	423,730

Net	982,351	1,096,866

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The aging schedule of the accounts receivable is as follows:

	2005		2006
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
0-6 months	727,463	48.16	789,330	51.91
7-12 months	306,247	20.27	297,928	19.59
13-24 months	235,362	15.58	275,329	18.11
Over 24 months	241,593	15.99	158,009	10.39

Total	1,510,665	100.00	1,520,596	100.00

As of December 31, 2006, approximately 1.65% of accounts receivable—trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 16).

The changes in the allowance for doubtful accounts provided on the accounts receivable—trade from third parties are as follows:

	2005	2006
Balance at beginning of year	375,001	528,314
Provision	163,956	104,245
Write-off	(10,999)	(204,880)
Net effect of foreign exchange adjustment	4,616	(3,949)
Deduction due to sale of Sisindosat	(4,260)	—

Balance at end of year	528,314	423,730

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 5).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.	PREPAID TAXES

This account consists of the following:

	2005	2006
Claims for tax refund	649,608	797,282
Value Added Tax (“VAT”)	254,695	217,653
Others	35,852	36,507

Total	940,155	1,051,442

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Claims for tax refund in 2005 and 2006 mainly consist of the Company’s claims for tax refund from the excess prepayments of the Company’s income tax articles 22, 23 and 25 over the Company’s current income tax expense.

In March 2005, Lintasarta received the payment amounting to Rp2,197 from the Tax Office for its claim for tax refund for fiscal year 2003.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001—2003 and refund for prepaid VAT for fiscal year 2003.

In September 2005, the Company received the payment amounting to Rp119,195 from the Tax Office for the Company’s claim for tax refund for fiscal year 2003.

In December 2005, the Company received the payment of Satelindo’s claim for tax refund amounting to Rp5,830 for overpayment of income tax article 26 for fiscal year 2001.

On September 5, 2006, the Company received assessment letters on tax overpayment (“SKPLB”) from the Directorate General of Taxation for the Company’s VAT for the periods April—July 2004 and November—December 2004 totalling Rp86,981, which was collected in November 2006.

On December 4, 2006, the Company received SKPLB from the Directorate General of Taxation for the Company’s 2004 Corporate Income Tax amounting to Rp199,552.

8.	INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

2005	Equity Interest (%)	Cost	Company’s Portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies	Carrying Value
Investments in:
PT Multi Media Asia Indonesia	26.67	56,512	(212)	56,300
PT Swadharma Marga Inforindo	20.00	100	424	524

Total		56,612	212	56,824
Less allowance for decline in value		56,300	—	56,300

Net		312	212	524

2006
Investments in:
PT Multi Media Asia Indonesia	26.67	56,512	(212)	56,300
PT Swadharma Marga Inforindo	20.00	100	186	286

Total		56,612	(26)	56,586
Less allowance for decline in value		56,300	—	56,300

Net		312	(26)	286

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The changes in the carrying value of the investments in associated companies for the years ended December 31, 2005 and 2006 are as follows:

	2005	2006
Equity in net income (loss) of associated companies	86	(238)
Write-off of allowance for decline in value of investment due to sale and write-off of investment	18,912	—
Sale of investment	(50,012)	—
Write-off of investment	(1,596)	—

Net Change	(32,610)	(238)

The Companies have provided allowance for decline in value amounting to Rp56,300 as of December 31, 2005 and 2006, which the Companies believe is adequate to cover probable losses on those investments.

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

Cambodian Indosat Telecommunication S.A. (“Camintel”)

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

In 2005, the Company received payments totalling US$1,500 (equivalent to Rp14,625) from AZ Communication Co. Ltd. of Cambodia for the sale of its 6,590,500 shares in Camintel. In June 2006, all necessary government approvals for the sale were obtained.

9.	OTHER LONG-TERM INVESTMENTS

This account consists of the following:

	2005	2006
Investments in shares of stock accounted for under the cost method—net	2,631	8,410
Equity securities which are available-for-sale	99	99

Total	2,730	8,509

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

a.	Investments in shares of stock which are accounted for under the cost method

	2005
	Equity Interest (%)	Cost/ Carrying Value
PT Broadband Multimedia Tbk	5.00	50,000
ICO Global Communications (Holdings) Limited	0.0087	49,977
Others *	16.67 - 17.60	2,631

Total		102,608
Less allowance for decline in value *		99,977

Net		2,631

*	net of investments in The International Telecommunications Satellite Organization and PT Patra Telekomunikasi Indonesia sold in January and August 2005, respectively, and write-off of investment in AlphaNet Telecom Inc. in December 2005

	2006
	Equity Interest (%)	Cost/ Carrying Value
PT Broadband Multimedia Tbk	5.00	50,000
ICO Global Communications (Holdings) Limited	0.0087	49,977
PT Starone Mitra Telekomunikasi	14.60	5,779
Others	12.80 - 16.67	2,631

Total		108,387
Less allowance for decline in value		99,977

Net		8,410

b.	Equity securities which are available-for-sale

As of December 31, 2005 and 2006, this account consists of:

BNI	89
Telkom	10

Total	99

The Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of December 31, 2005 and 2006, which management believes is adequate to cover probable losses on the investments.

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

PT Starone Mitra Telekomunikasi (“SMT”)

SMT was established on June 15, 2006 in Semarang, Central Java, by the Company, PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology in Central Java and its surroundings.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, the Company agreed to contribute Rp51,302 to the capital of SMT that consists of Rp5,779 cash and Rp45,523 in-kind contribution. The Company’s capital contribution as of December 31, 2006 represents its initial cash contribution of Rp5,779.

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

Other

On January 28, 2005, the Company sold its investment in The International Telecommunications Satellite Organization (acquired in 1985) for US$10,539 (equivalent to Rp96,381) resulting in a loss amounting to Rp1,046. On April 7, 2005, the Company received the proceeds from the sale.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

10.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	2005
	Balance at Beginning of Year	Transactions during the Year				Balance at End of Year
		Additions	Deductions	Reclassifications	Divestment in a Subsidiary
Carrying Value
Landrights	283,598	7,697	—	42,609	(5,250)	328,654
Buildings	376,075	20,394	—	38,249	(6,546)	428,172
Submarine cables	862,818	—	—	30	—	862,848
Earth stations	116,213	—	—	306	—	116,519
Inland link	399,382	—	—	210,795	—	610,177
Switching equipment	325,287	—	—	17,815	—	343,102
Telecommunications peripherals	1,546,503	212,383	—	83,872	(10,562)	1,832,196
Information technology equipment	871,979	6,310	3,080	144,129	—	1,019,338
Office equipment	1,131,141	154,881	350	118,573	(17,687)	1,386,558
Building and leasehold improvements	918,483	1,743	—	209,016	—	1,129,242
Vehicles	15,361	3,439	1,429	—	(1,425)	15,946
Cellular technical equipment	17,131,651	—	—	4,007,815	—	21,139,466
Satellite technical equipment	1,243,969	—	—	28,877	—	1,272,846
Transmission and cross- connection equipment	471,476	—	—	1,179	—	472,655
FWA technical equipment	317,499	—	—	117,245	—	434,744
Properties under construction and installation	1,810,075	6,891,100	—	(5,020,510)	—	3,680,665

Total	27,821,510	7,297,947	4,859	—	(41,470)	35,073,128

Accumulated Depreciation
Buildings	177,433	21,873	—	—	(1,994)	197,312
Submarine cables	309,390	108,931	—	—	—	418,321
Earth stations	80,365	30,716	—	—	—	111,081
Inland link	61,782	33,884	—	—	—	95,666
Switching equipment	173,407	50,052	—	—	—	223,459
Telecommunications peripherals	858,291	264,531	—	—	(3,805)	1,119,017
Information technology equipment	528,608	208,168	946	—	—	735,830
Office equipment	587,135	140,678	2,446	—	(13,803)	711,564
Building and leasehold improvements	289,774	176,942	—	—	—	466,716
Vehicles	11,390	1,991	1,248	—	(1,289)	10,844
Cellular technical equipment	6,491,206	1,723,266	—	—	—	8,214,472
Satellite technical equipment	695,875	144,166	—	—	—	840,041
Transmission and cross—connection equipment	174,288	18,958	—	—	—	193,246
FWA technical equipment	22,132	50,035	—	—	—	72,167

Total	10,461,076	2,974,191	4,640	—	(20,891)	13,409,736

Less impairment in value	117,258	—	1,010	—	(17,637)	98,611

Net Book Value	17,243,176					21,564,781

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	2006
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Carrying Value
Landrights	328,654	—	—	71,943	400,597
Buildings	428,172	6,141	—	21,778	456,091
Submarine cables	862,848	—	—	22,496	885,344
Earth stations	116,519	—	—	8,828	125,347
Inland link	610,177	—	—	247,769	857,946
Switching equipment	343,102	—	—	32,129	375,231
Telecommunications peripherals	1,832,196	223,692	13,248	88,195	2,130,835
Information technology equipment	1,019,338	7,668	1,436	251,269	1,276,839
Office equipment	1,386,558	86,947	52,388	130,566	1,551,683
Building and leasehold improvements	1,129,242	1,450	552	302,381	1,432,521
Vehicles	15,946	4,974	3,422	—	17,498
Cellular technical equipment	21,139,466	4,002	15,083	4,669,353	25,797,738
Satellite technical equipment	1,272,846	—	—	17,729	1,290,575
Transmission and cross- connection equipment	472,655	—	—	6,365	479,020
FWA technical equipment	434,744	—	—	104,889	539,633
Properties under construction and installation	3,680,665	6,586,454	—	(5,975,690)	4,291,429

Total	35,073,128	6,921,328	86,129	—	41,908,327

Accumulated Depreciation
Buildings	197,312	25,041	—	—	222,353
Submarine cables	418,321	106,870	—	—	525,191
Earth stations	111,081	7,156	—	—	118,237
Inland link	95,666	53,203	—	—	148,869
Switching equipment	223,459	35,238	—	—	258,697
Telecommunications peripherals	1,119,017	258,525	13,199	—	1,364,343
Information technology equipment	735,830	211,434	1,437	—	945,827
Office equipment	711,564	177,067	52,093	—	836,538
Building and leasehold improvements	466,716	231,472	552	—	697,636
Vehicles	10,844	2,385	3,242	—	9,987
Cellular technical equipment	8,214,472	2,182,985	15,069	—	10,382,388
Satellite technical equipment	840,041	145,471	—	—	985,512
Transmission and cross- connection equipment	193,246	19,178	—	—	212,424
FWA technical equipment	72,167	66,517	—	—	138,684

Total	13,409,736	3,522,542	85,592	—	16,846,686

Less impairment in value	98,611	—	—	—	98,611

Net Book Value	21,564,781				24,963,030

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the years ended December 31, 2004, 2005 and 2006, sales of certain property and equipment were made as follows:

	2004	2005	2006
Proceeds from sales	18,490	463	1,249
Net book value	(17,072)	(219)	(537)

Gain	1,418	244	712

Depreciation expense charged to the statement of income amounted to Rp2,712,643, Rp2,974,191 and Rp3,522,542 in 2004, 2005 and 2006, respectively.

In 2003, Lintasarta provided Rp1,010 as impairment reserve on its assets. In 2005, the reserve was debited against the related properties under construction and installation due to the permanent decrease in value of the assets.

In 2004, the Company recognized impairment loss on Sisindosat property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment (Note 27). Following the sale of the Company’s investment in Sisindosat in January 2005 (Note 1d), such impairment loss was derecognized due to the derecognition of Sisindosat’s property and equipment.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of December 31, 2006, approximately 0.54% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 16).

As of December 31, 2006, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$133,778 and Rp30,086,728, including insurance on the Company’s satellite amounting to US$12,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

Starting January 1, 2005, the Company changed the estimated useful lives of certain of its property and equipment (Note 2j). The effects of the change are to increase income before income tax as follows:

Period	Amount
Year ended December 31, 2006	202,702
Year ending December 31, 2007	197,357
Year ending December 31, 2008	153,148
Year ending December 31, 2009	135,174
Year ending December 31, 2010	81,620

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The details of the Companies’ properties under construction and installation as of December 31, 2005 and 2006 are as follows:

2005	Percentage of Completion	Cost	Estimated Date of Completion
Cellular technical equipment	60-95	3,453,533	January-June 2006
Telecommunications peripherals	88-98	81,986	January-March 2006
FWA technical equipment	79-89	61,192	January-February 2006
Building and leasehold improvements	63-82	41,284	January-March 2006
Information technology equipment	67-87	15,960	January-April 2006
Office equipment	63-83	7,128	January-March 2006
Inland link	86-96	5,097	January-March 2006
Building	79-89	2,006	January-February 2006
Switching equipment	79-89	1,749	February-March 2006
Others	34-96	10,730	January-August 2006

Total		3,680,665

2006
Cellular technical equipment	14-99	3,134,860	January-April 2007
FWA technical equipment	33-90	465,233	January-April 2007
Submarine cables	92	356,034	January-April 2007
Transmission and cross-connection equipment	47-62	125,341	February-December 2007
Building and leasehold improvements	24-97	99,863	January-December 2007
Inland link	27-84	52,289	January-June 2007
Information technology equipment	80-88	7,387	January-April 2007
Telecommunications peripherals	41-92	5,927	January 2007
Satellite technical equipment	99	4,796	January 2007
Switching equipment	99	2,768	January-February 2007
Others	99	36,931	January-April 2007

Total		4,291,429

Borrowing costs (interest expense) capitalized to properties under construction and installation for the years ended December 31, 2004, 2005 and 2006 amounted to Rp83,064, Rp65,204 and Rp62,154, respectively.

11.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional equity interest in Lintasarta in 2005 (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Customer base
— Post-paid	154,220
— Prepaid	73,128
Spectrum license	222,922
Brand	147,178

Total	597,448

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Starting January 2003, the Company changed its goodwill amortization period from 5 years to 15 years. The effect of the change is an increase (decrease) in income before income tax as follows:

Period	Amount
Year ended December 31, 2006	271,798
Year ending December 31, 2007	(84,603)

The details of goodwill and other intangible assets are as follows:

	2005	2006
Balance at beginning of year	3,012,578	2,682,600
Addition (Notes 1a and 1d)	2,388	320,000
Amortization of goodwill	(226,352)	(226,507)
Amortization of other intangible assets	(106,014)	(130,724)

Balance at end of year	2,682,600	2,645,369

The addition to goodwill and other intangible assets in 2005 represented the purchase of additional Company’s equity interest in Lintasarta (Note 1d), while in 2006 represents the payment of the upfront fee to the Ministry of Communications and Information Technology in connection with the selection of the Company as one of the IMT—2000 cellular network providers using 2.1 GHz radio frequency bandwidth in Indonesia (Note 1a).

12.	LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment account upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

13.	PROCUREMENT PAYABLE

This account consists of the following:

	2005	2006
Ericsson AB, Sweden (US$33,482 in 2005 and US$69,938 in 2006)	329,128	630,841
PT Ericsson Indonesia (including US$7,570 in 2005 and US$26,819 in 2006)	204,959	413,365
PT Siemens Indonesia (including US$5,972 in 2005 and US$8,511 in 2006)	124,014	309,002
PT Alcatel Indonesia (including US$4,976 in 2005 and US$10,260 in 2006)	122,517	227,576
Siemens Aktiengesellschaft, Germany (US$29,060 in 2005 and US$23,755 in 2006)	285,660	214,266
PT Nokia Network (including US$2,166 in 2005 and US$7,833 in 2006)	25,410	122,324
PT ZTE Indonesia (including US$13,251)	—	120,195
PT Karya Mitra Nugraha	11,608	103,714
Huawei Tech Investment Co. Ltd., Hong Kong (including US$5,031 in 2005 and US$11,057 in 2006)	49,455	99,732
PT Huawei Tech Investment (including US$3,391)	—	62,633

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	2005	2006
Siemens Mobile Communications S.p.A, Italy (US$9,282 in 2005 and US$6,545 in 2006)	91,246	59,040
Alcatel CIT, France (US$14,468 in 2005 and US$6,322 in 2006)	142,545	57,024
PT Industri Telekomunikasi Indonesia (Persero) (including US$1,275 in 2005 and US$705 in 2006)	27,669	33,667
Kopindosat (including US$9 in 2005 and US$24 in 2006)	44,853	33,458
PT Lintas Teknologi Indonesia (including US$3,987 in 2005 and US$2,067 in 2006)	44,280	22,959
PT Sisindokom Lintasbuana (including US$1,842 in 2005 and US$1,806 in 2006)	22,975	21,789
Nokia Corporation, Finland (US$21,157 in 2005 and US$2,288 in 2006)	207,974	20,637
PT NEC Indonesia (including US$3,866 in 2005 and US$2,063 in 2006)	39,959	19,684
PT Dawamiba Engineering	38,382	18,928
PT Senopati Sellularindo	47,732	16,515
ZTE Corporation, China (including US$6,375 in 2005 and US$1,566 in 2006)	62,666	14,207
PT Kopnatel Jaya (including US$10 in 2006)	27,358	12,419
PT Bukit Jaya Abadi	22,839	6,179
PT Bahyutama Kerta Mukti	23,910	3,148
PT Berca Hardayaperkasa (including US$1,953 in 2005 and US$54 in 2006)	21,195	1,786
PT Sumacom Matra (US$2,145)	21,085	—
Others (each below Rp20,000, including US$21,922 in 2005 and US$21,353 in 2006)	569,859	647,455

Total	2,609,278	3,292,543

14.	TAXES PAYABLE

This account consists of the following:

	2005	2006
Estimated corporate income tax payable, less tax prepayments of Rp330,614 in 2005 and Rp189,276 in 2006	927	10,353
Income tax:
Article 21	88,290	87,778
Article 22	3,343	3,412
Article 23	45,891	70,161
Article 25	18,766	23,265
Article 26	46,472	7,284
VAT	960	3,044
Others	1,203	6,571

Total	205,852	211,868

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The reconciliation between income before income tax and estimated taxable income of the Company for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Income before income tax per consolidated statements of income	2,382,758	2,352,795	2,022,667
Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations	(112,210)	(91,286)	(129,605)

Income before income tax of the Company	2,270,548	2,261,509	1,893,062

Positive adjustments
Accrual of employee benefits	51,300	72,804	98,255
Provision for doubtful accounts	34,246	164,885	88,248
Assessments for income taxes and related penalties	1,616	30,572	73,994
Employee benefits	5,201	20,345	17,001
Donation	20,645	19,494	15,787
Provision for termination, gratuity and compensation benefits of employees	8,823	16,283	11,386
Representation and entertainment	14,787	10,779	8,031
Amortization of debt and bonds issuance cost (Notes 16 and 17)	—	—	3,940
Compensation expense for ESOP (Note 20)	95,990	90,739	—
Loss from decline in value of investments in associated companies and other long-term investments	48,683	—	—
Gain on sale of investment in associated companies	7,688	—	—
Others	6,123	4,091	68,893

Negative adjustments
Depreciation—net	(772,515)	(985,529)	(1,213,527)
Write-off of accounts receivable	(6,184)	(5,329)	(199,627)
Interest income already subjected to final tax	(178,616)	(193,795)	(183,613)
Equity in net income of investees	(156,882)	(152,244)	(180,626)
Realization of stock option resulting from the exercise of ESOP Phase I and Phase II	(49,592)	(71,182)	(90,763)
Net periodic pension cost	(15,964)	(36,423)	(13,704)
Amortization of goodwill and other intangible assets	(82,663)	(36,219)	(6,872)
Sale of a subsidiary (Note 1d)	—	(109,691)	—
Capitalization of interest expense and personnel expenses to property and equipment (Note 24)	(101,702)	(108,151)	—
Write-off of other long-term investment	—	(103,590)	—
Sale of an associated company (Note 9)	—	(14,697)	—
Amortization of debt and bonds issuance cost (Notes 16 and 17)	(314)	(1,069)	—
Gain from sale of property and equipment	(465)	(160)	(172)
Others	—	(9,155)	(36,673)

Estimated taxable income of the Company before tax losses carryover	1,200,753	864,267	353,020
Tax losses carryover at beginning of year	(934,637)	—	—

Estimated taxable income of the Company	266,116	864,267	353,020

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the income tax expense for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Estimated taxable income of the Company	266,116	864,267	353,020

Income tax expense—current (at statutory tax rates)
Company	79,817	259,263	105,888
Subsidiaries	61,085	72,278	93,741

Total income tax expense—current	140,902	331,541	199,629

Income tax expense (benefit)—deferred
Company—effect of temporary differences at enacted maximum tax rate (30%)
Depreciation—net	231,754	295,659	364,058
Write-off of accounts receivable	1,855	1,598	59,888
Equity in net income of investees	47,065	45,673	54,188
Compensation expense for ESOP	(13,919)	(5,867)	27,229
Net periodic pension cost	4,789	10,927	4,111
Amortization of goodwill and other intangible assets	24,799	10,866	2,062
Gain on sale of property and equipment	139	48	52
Accrual of employee benefits	(15,390)	(21,841)	(29,477)
Provision for doubtful accounts	(10,274)	(49,465)	(26,474)
Provision for termination, gratuity and compensation benefits of employees	(2,647)	(4,885)	(3,416)
Amortization of debt and bonds issuance cost (Notes 16 and 17)	94	321	(1,182)
Loss (gain) on sale of subsidiary, investment in associated companies and other long-term investment	(2,306)	37,316	—
Capitalization of interest expense and personnel expenses to property and equipment (Notes 10 and 24)	30,511	32,445	—
Write-off of other long-term investment	—	31,077	—
Tax loss carryover	280,392	—	—
Loss from decline in value of investments in associated companies and other long-term investments	(14,605)	—	—
Adjustments due to tax audit	—	—	(62,956)
Others	(4,735)	(5,107)	(11,002)

	557,522	378,765	377,081

Subsidiaries
Effect of temporary differences at enacted maximum tax rate (30%)
Write-off of accounts receivable	3,316	1,677	6,789
Loss from decline in value of other long-term investments	12,404	6,900	1,116
Depreciation—net	(4,834)	(3,438)	(9,755)
Write-off of (provision for) doubtful accounts	7,961	(3,185)	(825)
Loss from decline in value of short-term investments	—	(2,577)	—
Tax loss	(21,762)	(565)	—
Others	(2,646)	3,718	2,072
Valuation allowance—net	31,691	(14,912)	—

	26,130	(12,382)	(603)

Net income tax expense—deferred	583,652	366,383	376,478

Income tax expense—net	724,554	697,924	576,107

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the estimated income tax payable and claim for tax refund for the years ended December 31, 2005 and 2006 is as follows:

	2005	2006
Income tax expense—current
Company	259,263	105,888
Subsidiaries	72,278	93,741

Total income tax expense—current	331,541	199,629

Less prepayments of income tax of the Company
Article 22	108,631	64,986
Article 23	128,046	117,799
Article 25	217,980	231,672

Total prepayments of income tax of the Company	454,657	414,457

Less prepayments of income tax of subsidiaries
Article 22	2,928	2,600
Article 23	45,975	50,426
Article 25	23,479	30,362

Total prepayments of income tax of subsidiaries	72,382	83,388

Total prepayments of income tax	527,039	497,845

Estimated income tax payable
Company	—	—
Subsidiaries	927	10,353

Total estimated income tax payable	927	10,353

Claims for tax refund (presented as part of “Prepaid Taxes”)
Company	195,394	308,569
Subsidiaries	1,031	—

Total claims for tax refund	196,425	308,569

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the combined income before income tax of the Company and Subsidiaries, and the income tax expense as shown in the consolidated statements of income for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Income before income tax per consolidated statements of income	2,382,758	2,352,795	2,022,667
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	90,976	153,344	179,275

Combined income, net of loss, before income tax of the Company and Subsidiaries	2,473,734	2,506,139	2,201,942

Income tax expense at the applicable tax rate of 30%	742,120	751,842	660,583
Tax effect on permanent differences
Assessments for income taxes and related penalties	2,362	9,823	25,302
Employee benefits	2,251	7,302	6,433
Donation	6,194	5,863	4,797
Interest income already subjected to final tax	(57,473)	(64,647)	(63,434)
Others	3,032	1,794	4,829
Valuation allowance adjustment	31,690	(14,912)	—
Adjustment due to tax audit and others	(5,622)	859	(62,403)

Income tax expense—net per consolidated statements of income	724,554	697,924	576,107

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2005 and 2006 are as follows:

	2005	2006
Company
Deferred tax assets
Allowance for doubtful accounts	204,610	171,195
Accrual of employee benefits—net	95,729	128,621
Allowance for decline in value of investments in associated companies and other long-term investments	46,883	46,883
Pension cost	28,598	24,487
Allowance for short-term investment	7,618	7,618
Compensation expense for ESOP	27,229	—

Total	410,667	378,804

Deferred tax liabilities
Property and equipment	1,104,918	1,406,071
Investments in subsidiaries/associated companies—net of amortization of goodwill and other intangible assets	160,593	205,841
Deferred debt and bonds issuance cost and discount	6,914	5,731
Difference in transactions of equity changes in associated companies/subsidiaries	1,752	1,752
Others	887	868

Total	1,275,064	1,620,263

Deferred tax liabilities—net	864,397	1,241,459

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	2005	2006
Subsidiaries (APE & SMM in 2005 and 2006, and IMM in 2006)
Deferred tax assets
Tax loss carry-over	4,350	1,283
Allowance for doubtful accounts	508	705
Others	27	545

	4,885	2,533
Valuation allowance	(4,708)	(1,640)

Net	177	893

Deferred tax liabilities
Property and equipment	255	3,345
Others	1,197	591

Total	1,452	3,936

Deferred tax liabilities—net	1,275	3,043

Deferred tax liabilities—net	865,672	1,244,502

Subsidiaries (Lintasarta in 2005 and 2006 and IMM in 2005)
Deferred tax assets
Property and equipment	23,951	36,928
Allowance for doubtful accounts	9,569	3,387
Others	11,112	7,479

Total	44,632	47,794
Deferred tax liabilities
Others	435	1,227

Deferred tax assets—net	44,197	46,567

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of December 31, 2005 and 2006 is as follows:

	2005		2006
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	864,397	—	1,241,459
Subsidiaries
Lintasarta	37,094	—	46,567	—
IMM	7,103	—		2,048
APE	—	1,275	—	995
SMM	—	—	—	—

Total	44,197	865,672	46,567	1,244,502

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the doubtful accounts are written off, the accrued employee benefits are paid, the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, and the tax loss carryover is utilized. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and investments in associated companies/subsidiaries.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of five years.

On January 19, 2005, the Company received assessment letters on tax underpayment (“SKPKB”/”STP”) from the Directorate General of Taxation for 2003 VAT of Satelindo amounting to Rp9,677 (including penalties and interest). The assessments have been fully paid by the Company and are presented as part of “Other Income (Expenses)—Others—net”.

On August 9, 2005, the Company received SKPKB/STP from the Directorate General of Taxation for the Company’s 2003 VAT amounting to Rp1,734 (including penalties and interest) and income tax articles 4(2), 22, 23, and 26 totalling Rp937 (including penalties and interest). The assessments were fully settled by the Company in August 2005.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carry-over as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received the Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the Tax Office declining the Company’s appeal on the tax correction arising from the corporate income tax audit for the fiscal year 2003. As of December 31, 2006, no provision for probable loss on such loss carry-over adjustment was made in the consolidated financial statements as the Company believes that the Company has computed its corporate income tax in accordance with the tax regulations (Note 41b).

On December 4, 2006, the Company received SKPKB/STP from the Directorate General of Taxation for the Company’s VAT for the periods January—March 2004 and August—October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 totalling Rp60,501 (including penalties and interest). The Company accepted the SKPKB of income tax article 23. As of December 31, 2006, the Company is in the process of preparing an objection letter to the Tax Office regarding the SKPKB of income tax article 26 (Note 41g).

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

The tax losses carry-over of SMM as of December 31, 2006 can be carried forward through 2010 based on the following schedule:

Year of Expiration	Amount
2008	356
2009	2,035
2010	1,885

Total	4,276

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

15.	ACCRUED EXPENSES

This account consists of the following:

	2005	2006
Interest	188,572	138,579
Employee benefits	143,255	137,399
Network repairs and maintenance	151,771	132,062
Radio frequency fee	3,033	94,962
Universal Service Obligation (“USO”) (Note 41h)	78,788	69,602
Concession fee	65,275	65,584
Marketing	46,153	53,112
Consultancy fees	14,583	38,761
Rental	12,720	12,736
Link	18,870	9,797
Utilities	3,300	5,029
Outsourcing	21,735	2,413
Others	95,151	136,399

Total	843,206	896,435

16.	LOANS PAYABLE

This account consists of the following:

	2005	2006
Related parties
Syndicated loan facility 2
BNI—net of unamortized debt issuance cost of Rp6,531 in 2005 and Rp2,131 in 2006	511,114	515,514
Mandiri—net of unamortized debt issuance cost of Rp1,455 in 2005 and Rp457 in 2006	119,137	120,135
Third parties—net of unamortized debt issuance cost of Rp7,700 in 2005 and Rp5,096 in 2006	728,222	996,236

Total loans payable	1,358,473	1,631,885

Less current maturities
Third parties	49,700	127,191

Long-term portion	1,308,773	1,504,694

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

On December 8, 2003, the Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the Master Restructuring Agreement, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 11.00% – 12.67% per annum in 2004 and from 9.30% to 11.92% in 2005. The rate was fixed at 9.30% per annum in 2006.

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

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loan will mature on April 1, 2008. However, the amendment provides early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 will require the Company to pay penalty amounting to 1% of such repaid amount.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	The loan bears interest as follows:

–	April 1, 2005—March 31, 2007 : fixed interest at the rate of 9.3% per annum

–	April 1, 2007—March 31, 2008 : 10.5% per annum or a reference rate plus margin rate of 2.5%, whichever rate is higher.

As of December 31, 2005 and 2006, the outstanding balances of the loans are as follows:

Bank	2005	2006
BCA	611,763	611,763
BNI*	517,645	517,645
Mandiri*	120,592	120,592

Balance	1,250,000	1,250,000
Unamortized debt issuance cost	(15,686)	(5,096)

Net	1,234,314	1,244,904

* related parties

The amortization of debt issuance cost charged to operations amounted to Rp9,457 in 2004, Rp9,576 in 2005 and Rp10,590 in 2006.

The loans from third parties consist of the following:

	2005	2006
Syndicated Loan Facility 2 (refer to previous section on loans from related parties)
BCA—net of unamortized debt issuance cost of Rp7,700 in 2005 and Rp2,508 in 2006	604,063	609,255
Finnish Export Credit Ltd.—net of unamortized debt issuance cost of Rp2,588	—	305,896
Investment Credit Facility 4 from Niaga	38,320	40,446
Investment Credit Facility 3 from Niaga	78,339	39,139
Import Sight Letter of Credit (“L/C”) Facility and Investment Credit Facility 2 from Niaga	7,500	1,500

Total	728,222	996,236
Less current maturities	49,700	127,191

Long-term portion	678,522	869,045

a.	Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a new credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the “arranger” and ABN-AMRO Bank N.V., Stockholm Branch as the “facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15% and will mature on May 12, 2011. Principal and interest are payable semi-annually.

As of December 31, 2006, the outstanding balance of the loan amounted to US$34,200 (equivalent to Rp308,484).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

The amortization of debt issuance cost charged to operations amounted to Rp338 in 2006.

b.	Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunication equipment. The loan from the facility bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The first quarterly repayment of the principal has a grace period of 14 months from the date of the loan agreement. The quarterly repayment of the principal started on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

The loan is collateralized by all equipment (Note10) purchased from the proceeds of the credit facility and receivables from frame relay (Note 6).

The loan also has the same restrictive covenants as the Investment Credit Facilities 2 and 3 from Niaga.

c.	Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from Niaga for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000 wherein Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility—see point d below. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The first quarterly repayment of principal has a grace period up to June 29, 2005. The quarterly repayment of the principal started on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facility, receivables from frame relay (Note 6) and trade receivables from one of Lintasarta’s customers.

Based on addendum No. 215/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, the loan covenant that restricted Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2 and 4 from Niaga.

d.	Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta had already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point “c” above). This Import Sight L/C facility expired on December 31, 2004.

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. The loan from this facility bears interest at 3-month time deposit rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003) per annum. Lintasarta had a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007.

The loan is collateralized by all equipment (Note 10) purchased from the proceeds of the credit facilities and receivables from frame relay (Note 6).

Lintasarta is required to obtain prior written approval from Niaga if:

–	The combined ownership of the Company and YKKBI in Lintasarta became less than 51% during the facility period.

–	Lintasarta obtained new debts (Note 17).

–	Lintasarta invested in other than Lintasarta’s current business.

Lintasarta was also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current year’s net income. However, based on addendum No. 214/AMD/CBG/JKT/05 dated August 29, 2005 of the credit agreement, this requirement restricting Lintasarta from declaring dividend of more than 50% of the current year’s net income has been replaced with the requirement for Lintasarta to maintain a Debt Service Coverage Ratio of not less than 1.2 : 1.

The scheduled principal payments from 2007 to 2011 of all the loans payable as of December 31, 2006 are as follows:

	Twelve months ending December 31,
	2007	2008	2009	2010	2011	Total
In rupiah
Syndicated Loan Facility*
BCA	—	611,763	—	—	—	611,763
BNI	—	517,645	—	—	—	517,645
Mandiri	—	120,592	—	—	—	120,592
Niaga	58,639	18,000	4,446	—	—	81,085

In U.S. dollar
FEC (US$34,200)	68,552	68,552	68,552	68,552	34,276	308,484

Total	127,191	1,336,552	72,998	68,552	34,276	1,639,569

Less unamortized debts issuance cost						7,684

Net						1,631,885

*	please refer to previous discussion on early repayment option

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

17.	BONDS PAYABLE

As of December 31, 2005 and 2006, this account consists of:

	2005	2006
Guaranteed Notes Due 2010 (US$300,000)—net of unamortized notes issuance cost of Rp21,171 in 2005 and Rp17,432 in 2006	2,927,829	2,688,568
Third Indosat Bonds in Year 2003 with Fixed Rate—net of unamortized bonds issuance cost of Rp20,345 in 2005 and Rp14,855 in 2006	2,479,655	2,485,145
Guaranteed Notes Due 2012 (US$250,000)—net of unamortized notes discount of Rp15,312 in 2005 and Rp13,398 in 2006; and unamortized notes issuance cost of Rp32,122 in 2005 and Rp28,105 in 2006	2,410,066	2,213,497
Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	1,075,000	1,075,000
Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost of Rp8,247 in 2005 and Rp7,117 in 2006	806,753	807,883
Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost of Rp2,924 in 2005 and Rp2,523 in 2006	282,076	282,477
Indosat Syari’ah Mudharabah Bonds in Year 2002	175,000	175,000
Limited Bonds II issued by Lintasarta*	—	31,150
Limited Bonds I issued by Lintasarta**	30,436	25,292
Convertible Bonds issued by Lintasarta***	5,526	5,526
First Indosat Bonds in Year 2001 with Fixed and Floating Rates	951,500	—

Total bonds payable	11,143,841	9,789,538
Less current maturities	981,936	1,055,526

Long-term portion	10,161,905	8,734,012

*	after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company
**	after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company
***	after elimination of Convertible Bonds amounting to Rp14,473 issued to the Company

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate. The notes have a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

The amortization of notes issuance cost charged to operations amounted to Rp3,199 in 2004, Rp3,458 in 2005 and Rp3,739 in 2006.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The proposed amendment to the indenture includes, among others, the change in the limit of the permitted debt that can be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt (Note 28).

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba3 (released in March 2006) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•	Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•	Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The bonds will mature if the Company exercises the following options:

• Early Settlement Option	:	the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

• Buy-back Option	:	after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, pays interest on the bonds, as follows:

Series A	:	Starting January 22, 2004 and every quarter thereafter up to October 22, 2008
Series B	:	Starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds (Note 1d—SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp4,613 in 2004, Rp4,485 in 2005 and Rp5,490 in 2006.

Based on the latest rating report released in May 2006, the bonds currently have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate. The notes have a total face value of US$250,000 and were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

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

The amortization of notes discount and issuance cost charged to operations amounted to Rp2,949 in 2005 and Rp5,931 in 2006.

Based on the latest rating report, the notes currently have BB (released in December 2005) and Ba3 (released in March 2006) ratings from S&P and Moody’s, respectively.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•	Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum starting February 6, 2003. The Series A bonds will mature on November 6, 2007.

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

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2007
Series B	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2032
— Buy Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027
— Sell Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

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

Based on the latest rating report released in May 2006, the bonds have idAA+ (stable outlook) rating from Pefindo.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The amortization of bonds issuance cost charged to operations amounted to Rp540 in 2005 and Rp1,130 in 2006.

Based on the latest rating report released in May 2006, the bonds have idAA+ (stable outlook) rating from Pefindo.

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

The bonds will mature before maturity date if the Company exercises the following options:

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

The amortization of bonds issuance cost charged to operations amounted to Rp193 in 2005 and Rp401 in 2006.

Based on the latest rating report released in May 2006, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

KSEI, acting as payment agent, pays quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

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

Based on the latest rating report released in May 2006, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits range from 11% to 19% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the limited bonds II (Note 16).

The proceeds of the limited bonds II are used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds I amounting to Rp40,000. The limited bonds represented unsecured bonds which matured on

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates were determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits ranged from 11% to 19% per annum. Lintasarta paid interest on the bonds quarterly starting September 2, 2003.

On the maturity date, Lintasarta paid a certain portion of limited bonds I amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds Agreement. These bonds bear interest at floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate limits range from 11% to 19% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the limited bonds I (Note 16).

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

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 16).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta was changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment was effective starting July 1, 2004.

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consisted of two series, had a total face value of Rp1,000,000 in Rp50 denomination and matured on April 12, 2006.

The Series A bonds amounting to Rp827,200 bore interest at the fixed rate of 18.5% per annum for 5 years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bore interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates were determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%. The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, paid quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The bonds were neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that had been specifically used as security to its other creditors, were used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds had been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company was required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in April 2005, the bonds had idAA+ (stable outlook) rating from Pefindo.

On September 12 and 13, 2005, the Company repurchased a portion of the Series A bonds with total principal amount of Rp48,500 at a price which was equal to 101.175% of the principal amount repurchased, plus the accrued and unpaid interest (totalling Rp50,562).

On April 12, 2006, the Company repaid in full the First Indosat Bonds in Year 2001 amounting to Rp951,500 for the principal amount and Rp42,927 for the last quarterly interest.

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2006 are as follows:

	Twelve months ending December 31,
	2007	2008	2009	2010	2011 and thereafter	Total
In U.S. dollar
Guaranteed Notes *
Due 2010 (US$300,000)	—	—	—	2,706,000	—	2,706,000
Due 2012 (US$250,000)	—	—	—	—	2,255,000	2,255,000

Sub-total	—	—	—	2,706,000	2,255,000	4,961,000

In rupiah
Third Indosat Bonds *	—	1,860,000	—	640,000	—	2,500,000
Second Indosat Bonds *	875,000	—	—	—	200,000	1,075,000
Fourth Indosat Bonds *	—	—	—	—	815,000	815,000
Syari’ah Ijarah Bonds *	—	—	—	—	285,000	285,000
Syari’ah Bonds	175,000	—	—	—	—	175,000
Limited Bonds II of Lintasarta	—	—	31,150	—	—	31,150
Limited Bonds I of Lintasarta	—	—	25,292	—	—	25,292

Sub-total	1,050,000	1,860,000	56,442	640,000	1,300,000	4,906,442

Convertible bonds of Lintasarta which will be converted into Lintasarta’s shares of common stock						5,526

Total						9,872,968
Less:
– unamortized notes issuance cost						(45,537)
– unamortized bonds issuance cost						(24,495)
– unamortized notes discount						(13,398)

Net						9,789,538

*	Please refer to previous discussion on options for each bond/note.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.	OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits, benefits under Labor Law No. 13/2003 (Note 29), other employee benefits and deposits from customers.

19.	CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2005 and 2006 is as follows:

2005
Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	40.54
Government of the Republic of Indonesia	776,624,999	77,662	14.50
Commissioner:
Roes Aryawijaya	135,000	14	0.00
Directors:
Wahyu Wijayadi	252,500	25	0.01
Hasnul Suhaimi	240,000	24	0.01
Wityasmoro Sih Handayanto	200,000	20	0.00
Joseph Chan Lam Seng	90,000	9	0.00
Johnny Swandi Sjam	30,000	3	0.00
Raymond Tan Kim Meng	22,500	2	0.00
S. Wimbo S. Hardjito	2,500	—	—
Others (each holding below 5%)	2,407,327,000	240,733	44.94

Total	5,356,174,500	535,617	100.00

2006

A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	39.96
Government of the Republic of Indonesia	776,624,999	77,662	14.29
Indonesia Communications Pte. Ltd., Singapore	46,340,000	4,634	0.85
Commissioners:
Lee Theng Kiat	135,000	14	0.00
Roes Aryawijaya	135,000	14	0.00
Setyanto P. Santosa	135,000	14	0.00
Directors:
Wityasmoro Sih Handayanto	287,500	28	0.01
Wahyu Wijayadi	252,500	25	0.01
Raymond Tan Kim Meng	222,500	22	0.01
Joseph Chan Lam Seng	150,000	15	0.00
Wong Heang Tuck	150,000	15	0.00
Johnny Swandi Sjam	30,000	3	0.00
S. Wimbo S. Hardjito	2,500	—	—
Others (each holding below 5%)	2,438,218,500	243,822	44.87

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

Based on a letter dated March 2, 2004 from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its “B” shares as collateral for a loan facility obtained by STT Communications Limited, the sole shareholder of ICL, from third parties (Notes 41c and 41f).

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STT Communications Limited (“STTC”), informed BAPEPAM that ICLS acquired 46,340,000 “B” shares of the Company from the market. As of December 31, 2006, ICL and ICLS owned an aggregate of 2,217,590,000 “B” shares, representing 40.81% ownership interest in the Company.

In connection with the exercise of ESOP Phase I and Phase II from August 1, 2004 and August 1, 2005, respectively, 256,433,500 “B” shares have been issued as of December 31, 2006 (Note 20) at a total premium of Rp873,512.

20.	STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price [i.e. Rp1,567.4 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting.

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

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price [i.e. Rp3,702.6 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting. It was also resolved that the undistributed ESOP shares from ESOP Phase I would be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options being forfeited amounting to Rp3,609.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

Based on a Decree dated January 28, 2005 of the Board of Directors, the 7,847,000 forfeited shares under ESOP Phase I were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as the original ESOP Phase II, which was up to July 31, 2005.

The Company recognized the following compensation expense relating to ESOP as part of “Operating Expenses—Personnel” (Note 24):

	2004	2005
ESOP Phase I
Seven months’ compensation expense	31,123	—
ESOP Phase II
Five months’ compensation expense	64,867	—
Seven months’ compensation expense	—	90,739

Total	95,990	90,739

The numbers of forfeited shares at the end of the vesting period of ESOP Phase I and ESOP Phase II were 162,500 (equivalent to Rp75) and 2,279,000 (equivalent to Rp2,584) shares, respectively (Note 24).

As of December 31, 2006, the number of stock options under ESOP Phase I and Phase II exercised by the employees is 121,428,000 and 135,005,500 shares, respectively (Note 19).

21.	OPERATING REVENUES—CELLULAR

This account consists of:

	2004	2005	2006
Usage charges	4,218,800	4,794,098	5,317,871
Features	2,131,015	2,815,242	3,022,735
Interconnection income	707,544	746,755	697,265
Connection fee	103,625	191,264	103,506
Monthly subscription charges	130,413	21,048	9,924
Others	50,664	76,544	76,236

Total	7,342,061	8,644,951	9,227,537

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The above interconnection income includes interconnection income from related parties amounting to Rp541,660, Rp464,748 and Rp409,075 in 2004, 2005 and 2006, respectively (Note 30).

22.	OPERATING REVENUES—MIDI

This account consists of:

	2004	2005	2006
Related parties
World link and direct link	69,658	91,067	90,190
Frame net	98,842	92,840	87,800
IP VPN	12,108	15,700	54,555
Application services	41,700	42,507	53,472
Internet	35,441	87,789	43,217
Leased line	11,860	20,961	27,795
Satellite lease	24,998	14,549	16,441
Digital data network	28,451	14,838	9,357
Packet net	14,826	8,419	—
Others	3,492	10,890	7,528

Sub-total	341,376	399,560	390,355

Third parties
Internet	253,675	302,452	378,820
Frame net	275,058	296,586	299,476
World link and direct link	216,922	240,909	211,901
IP VPN	7,241	29,903	189,773
Digital data network	117,256	125,569	142,097
Leased line	81,578	116,485	118,697
Satellite lease	127,934	135,581	108,032
Application services	12,908	18,371	19,393
TV link	10,985	20,902	14,181
Packet net	5,185	4,237	5,687
Others	33,823	3,478	24,177

Sub-total	1,142,565	1,294,473	1,512,234

Total	1,483,941	1,694,033	1,902,589

23.	OPERATING REVENUES—FIXED TELECOMMUNICATION

The “Operating Revenues—Fixed Telecommunication” account represents the Company’s share of revenue from the following:

	2004	2005	2006
International Calls
Incoming calls	859,146	643,861	541,744
Outgoing calls	595,555	441,256	315,995
Fixed Wireless	11,366	86,236	149,906
Fixed Line	71,699	74,405	98,886
Others	6,918	5,049	2,750

Total	1,544,684	1,250,807	1,109,281

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Net settlements from other foreign telecommunication carriers of international telephone services amounted to Rp640,924, Rp743,076 and Rp804,733 in 2004, 2005 and 2006, respectively.

Operating revenues from related parties amounted to Rp856,929, Rp368,420 and Rp154,597 in 2004, 2005 and 2006, respectively. These amounts represent 55.48%, 29.45% and 13.94% of total operating revenues—fixed telecommunication in 2004, 2005 and 2006, respectively (Note 30).

24.	OPERATING EXPENSES—PERSONNEL

This account consists of:

	2004	2005	2006
Salaries	259,688	262,799	328,781
Incentives and other employee benefits	203,228	276,449	257,003
Employee income tax	161,167	178,787	205,702
Bonuses	216,987	167,755	166,610
Outsourcing	112,868	128,971	116,316
Postretirement healthcare benefit	48,133	81,146	86,152
Early retirement *	—	—	69,630
Medical expense	38,110	45,978	52,566
Pension (Note 29)	33,931	(3,018)	30,174
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 29)	13,253	18,770	20,233
ESOP compensation expense (Note 20)	95,990	90,739	—
Others	24,029	16,277	17,301

Total	1,207,384	1,264,653	1,350,468

*	On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training packages. As of December 31, 2006, there were 169 employees who took the option.

The personnel expenses capitalized to properties under construction and installation in 2004, 2005, and 2006 amounted to Rp18,638, Rp42,947 and Rp39,794, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

25.	OPERATING EXPENSES—ADMINISTRATION AND GENERAL

This account consists of:

	2004	2005	2006
Rent	90,057	90,489	127,525
Provision for doubtful accounts	33,786	161,208	110,224
Professional fees	48,575	32,816	85,153
Travel	55,211	69,225	76,875
Utilities	27,662	36,932	49,601
Insurance	33,772	35,385	35,552
Catering	29,127	29,850	31,683
Training, education and research	30,673	39,124	28,879
Office supplies and stationery	20,673	22,723	16,581
Public relations	13,809	14,868	15,779
Communications	30,140	23,303	12,257
Others	57,862	50,099	73,812

Total	471,347	606,022	663,921

26.	OPERATING EXPENSES—COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

	2004	2005	2006
Telkom	492,132	390,136	343,854
Other telecommunications carriers and service providers	21,223	18,275	25,850

Total	513,355	408,411	369,704

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30 and 36). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

	2004	2005	2006
Domestic
Interconnection revenues	1,570,272	1,833,368	1,838,945
Interconnection charges	(1,072,923)	(1,413,829)	(1,572,293)

Net	497,349	419,539	266,652

Overseas
Revenues from international carriers	1,006,750	909,774	898,615
Charges from international carriers	(365,826)	(166,698)	(93,882)

Net	640,924	743,076	804,733

27.	OPERATING EXPENSES—OTHER COSTS OF SERVICES

This account consists of:

	2004	2005	2006
Radio frequency fee	175,854	352,023	461,468
Cost of SIM cards and pulse reload vouchers	426,497	346,900	330,387
Utilities	103,090	148,113	204,580
Rent	123,626	171,667	148,683
Concession fee	99,763	111,627	115,305
USO (Note 36)	70,376	82,172	86,779
Delivery and transportation	29,113	44,793	54,591
Billing and collection	25,129	66,298	50,359
Wartel (“Phone Kiosk”) commission	33,481	14,722	19,604
Communications	25,567	16,170	14,698
Insurance	19,370	13,799	3,684
Cost of software sold	83,051	—	—
Impairment loss on property and equipment (Note 10)	17,637	—	—
Others	67,864	93,445	79,005

Total	1,300,418	1,461,729	1,569,143

28.	OTHER EXPENSES—FINANCING COST

This account consists of:

	2004	2005	2006
Interest on loans	1,075,911	1,240,802	1,204,642
Amortization of debts/bonds issuance cost and discount (Notes 16 and 17)	17,269	21,201	27,619
Solicitation fee (Note 17)	—	—	13,481
Bank charges	4,351	2,761	3,157

Total	1,097,531	1,264,764	1,248,899

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional total premium installments amounting to Rp1,653 which is payable in 10 annual installments starting 2005 until 2015.

The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp69,216, Rp73,263 and Rp9,999 for the years ended December 31, 2004, 2005 and 2006, respectively.

The net periodic pension cost for the pension plans for the years ended December 31, 2004, 2005 and 2006 was calculated based on the actuarial valuations as of December 31, 2004, 2005 and 2006, respectively. The actuarial valuation was prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2004	2005	2006
Annual discount rate	10.0%	13.0%	10.5%
Expected annual rate of return on plan assets	10.0%	10.0%	10.0%
Annual rate of increase in compensation	6.0-9.0%	3.0-9.0%	3.0-9.0%
Mortality rate	CSO 1980	CSO 1980	CSO 1980

a.	The composition of the net periodic pension cost (income) for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Service cost	34,656	26,354	37,660
Interest cost	49,191	54,533	63,649
Return on plan assets	(54,745)	(69,957)	(71,135)
Net amortization	4,829	740	—
Curtailment gain	—	(14,688)	—

Net periodic pension cost (income) (Note 24)	33,931	(3,018)	30,174

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	The funded status of the plans as of December 31, 2005 and 2006 is as follows:

	2005	2006
Projected benefit obligation	498,401	644,903
Plan assets at fair value	718,259	727,656

Excess of plan assets over projected benefit obligation	219,858	82,753
Unrecognized actuarial loss	38,614	150,821

Total Prepaid pension cost	258,472	233,574

c.	Movements in the prepaid (accrued) pension cost during the years ended December 31, 2005 and 2006 are as follows:

	2005	2006
Beginning balance
Company	203,088	255,899
Lintasarta	(20,897)	2,573

Net periodic pension income (cost)
Company	(10,453)	(26,842)
Lintasarta	13,471	(3,332)

Contribution by
Company	63,264	—
Lintasarta	9,999	9,999

Refund from Jiwasraya
Company	—	(3,761)
Lintasarta	—	(962)

Ending balance
Company	255,899	225,296
Lintasarta	2,573	8,278

d.	Prepaid pension cost consists of:

	2005	2006
Prepaid pension:
Current portion (presented as part of “Prepaid Expenses”)
Company	20,899	3,172
Lintasarta	1,082	118

	21,981	3,290

Long-term portion
Company	235,000	222,124
Lintasarta	1,491	8,160

	236,491	230,284

	258,472	233,574

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Plan assets as of December 31, 2005 and 2006 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% – 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2004, 2005 and 2006 amounted to Rp20,445, Rp17,233 and Rp16,686, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Companies also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. The Companies’ employees will receive the benefits under this law or defined benefit pension plan, whichever amounts are higher.

The net periodic Labor Law cost for the years ended December 31, 2004, 2005 and 2006 was calculated based on the actuarial valuations as of December 31, 2004, 2005 and 2006, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2004	2005	2006
Annual discount rate	10.0%	13.0%	10.5%
Annual rate of increase in compensation	8.0 - 9.0%	3.0 - 11.0%	10.0%

a.	The composition of the periodic Labor Law cost for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
Service cost	8,840	11,600	11,709
Interest cost	3,213	7,117	7,230
Net amortization	1,200	53	1,294

Periodic Labor Law cost (Note 24)	13,253	18,770	20,233

b.	The composition of the accrued Labor Law cost as of December 31, 2005 and 2006 is as follows:

	2005	2006
Projected benefit obligation	(85,952)	(88,219)
Unrecognized actuarial loss	29,997	18,819

Accrued Labor Law cost	(55,955)	(69,400)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.	Movements in the accrued Labor Law cost during the years ended December 31, 2005 and 2006 are as follows:

	2005	2006
Beginning balance
Company	(35,303)	(51,586)
Lintasarta	(2,812)	(3,887)
IMM	(191)	(482)

Periodic Labor Law cost
Company	(17,404)	(18,102)
Lintasarta	(1,075)	(1,563)
IMM	(291)	(568)

Benefit payment
Company	1,121	6,716
IMM	—	72

Ending balance
Company	(51,586)	(62,972)
Lintasarta	(3,887)	(5,450)
IMM	(482)	(978)

As of December 31, 2006, Labor Law cost included in accrued expenses amounted to Rp1,689 (Note 15) for the current portion and Rp67,711 in non-current liabilities for the long-term portion (Note 18).

30.	ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount		Percentage to Total Assets/Liabilities (%)
	2005	2006	2005	2006
Cash and cash equivalents
State-owned banks (Note 4)	2,890,855	1,114,271	8.82	3.26

Accounts receivable—trade
Telkom	157,080	136,962	0.48	0.40
StarHub Pte. Ltd. (“StarHub”), Singapore	39,130	46,354	0.12	0.14
PT Televisi Republik Indonesia (Persero) (“TVRI”)	43,167	43,359	0.13	0.13
Singapore Telecommunications Ltd (“SingTel”), Singapore	20,338	27,757	0.06	0.08
State-owned banks	28,350	15,821	0.09	0.05
PT Pos Indonesia (Persero)	9,760	9,187	0.03	0.03
PT Citra Sari Makmur (“CSM”)	5,013	5,914	0.02	0.02
PSN	—	3,839	—	0.01
Lembaga Kantor Berita Negara Antara	—	2,045	—	0.01
Telkomsel	2,733	1,494	0.01	0.00
Cable & Wireless Optus (“Optus”), Australia	892	—	0.00	—
Others	20,913	23,273	0.06	0.07

Total	327,376	316,005	1.00	0.94
Less allowance for doubtful accounts	150,977	141,263	0.46	0.43

Net	176,399	174,742	0.54	0.51

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2005	2006	2005	2006
Prepaid expenses
Ministry of Communications and Information Technology	118,902	150,676	0.36	0.44
Jiwasraya	21,981	3,290	0.07	0.01
Kopindosat	8,969	2,376	0.03	0.01
Others	2,362	2,702	0.01	0.01

Total	152,214	159,044	0.47	0.47

Other current assets
State-owned banks	18,872	15,049	0.06	0.04
Others	865	6	0.00	0.00

Total	19,737	15,055	0.06	0.04

Due from related parties
Key management personnel	18,567	11,032	0.06	0.03
Kopindosat	6,197	6,197	0.02	0.02
Telkomsel	7,048	5,881	0.02	0.02
BNI	—	1,213	—	0.00
Others	342	1,808	0.00	0.01

Total	32,154	26,131	0.10	0.08
Less allowance for doubtful accounts	1,753	2,795	0.01	0.01

Net	30,401	23,336	0.09	0.07

Long-term prepaid pension
Jiwasraya	236,491	230,284	0.72	0.67

Long-term advances
Kopindosat	4,328	2,800	0.02	0.01
Others	1,341	1,106	0.00	0.00

Total	5,669	3,906	0.02	0.01

Non-current assets—others
State-owned banks	1,200	32,649	0.00	0.10
Telkom	26,086	21,681	0.08	0.06
Kopindosat	—	7,430	—	0.02
Others	—	2,853	—	0.01

Total	27,286	64,613	0.08	0.19

Accounts payable—trade
Telkomsel	22,716	27,280	0.12	0.14
Telkom	6,000	3,169	0.03	0.02
Optus	—	1,417	—	0.01
Others	1,746	2,273	0.01	0.01

Total	30,462	34,139	0.16	0.18

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2005	2006	2005	2006
Procurement payable
PT Industri Telekomunikasi Indonesia	27,669	33,667	0.15	0.18
Kopindosat	44,853	33,458	0.24	0.18
PT SCS Astra Graphia Technologies	2,549	3,062	0.01	0.02

Total	75,071	70,187	0.40	0.38

Accrued expenses
Ministry of Communications and Information Technology	147,096	230,148	0.80	1.22
Ministry of Finance	—	20,633	—	0.11
Key management personnel	8,995	8,861	0.05	0.05
Kopindosat	7,893	2,037	0.04	0.01
BNI	12,303	—	0.07	—
Telkom	1,740	—	0.01	—

Total	178,027	261,679	0.97	1.39

Due to related parties
PT Pos Indonesia (Persero)	4,100	11,937	0.02	0.06
Comnet	4,597	6,649	0.02	0.04
TVRI	2,262	4,973	0.01	0.03
State-owned banks	1,875	1,875	0.01	0.01
Kopindosat	1,518	1,490	0.01	0.01
Others	2,255	2,516	0.02	0.01

Total	16,607	29,440	0.09	0.16

Loans payable
State-owned banks	630,251	635,649	3.44	3.38

Other non-current liabilities
Telkomsel	14,773	13,109	0.08	0.07
Others	2,832	990	0.02	0.01

Total	17,605	14,099	0.10	0.08

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2004	2005	2006	2004	2005	2006
Operating revenues
Telkom	1,140,163	806,211	545,060	10.93	6.96	4.45
State-owned banks	221,727	184,291	131,397	2.13	1.59	1.07
SingTel	39,300	29,162	66,564	0.38	0.25	0.54
StarHub	15,141	37,860	66,213	0.15	0.33	0.54
CSM	8,607	11,192	11,058	0.08	0.10	0.09
Lembaga Kantor Berita Negara Antara	22,933	21,324	7,628	0.22	0.18	0.06
PSN	5,283	3,949	5,490	0.05	0.03	0.04
Ministry of Communications and Information Technology	3,339	486	5,383	0.03	0.00	0.04
PT Angkasa Pura (Persero)	5,717	6,334	4,652	0.05	0.05	0.04
PT Garuda Indonesia (Persero)	6,559	3,255	470	0.06	0.03	0.00
Telkomsel	198,126	59,121	(13,539)	1.90	0.51	(0.11)
Optus	5,540	(1,029)	(437)	0.05	(0.01)	0.00
Others	67,530	70,572	124,088	0.65	0.61	1.00

Total	1,739,965	1,232,728	954,027	16.68	10.63	7.76

Operating expenses
Personnel
Key management personnel	160,003	108,190	108,589	2.21	1.37	1.23
Kopindosat	102,500	113,112	39,726	1.42	1.42	0.45
Jiwasraya	33,931	(3,018)	30,174	0.47	(0.04)	0.34

Total	296,434	218,284	178,489	4.10	2.75	2.02

Administration and general
Kopindosat	10,388	49,478	48,560	0.14	0.62	0.55
PLN	13,782	20,249	41,203	0.19	0.26	0.47
UGBDN	4,567	4,066	5,628	0.06	0.05	0.06
Others	3,443	30,005	968	0.05	0.38	0.01

Total	32,180	103,798	96,359	0.44	1.31	1.09

Maintenance
Kopindosat	5,769	14,788	6,838	0.08	0.19	0.08
PT Industri Telekomunikasi Indonesia	—	3,096	5,001	—	0.04	0.06
SingTel	2,216	1,950	1,204	0.03	0.02	0.01
StarHub	165	—	—	0.00	—	—

Total	8,150	19,834	13,043	0.11	0.25	0.15

Compensation to telecommunications carriers and service providers
Telkom	492,132	390,136	343,854	6.80	4.91	3.89
Others	525	—	1,108	0.01	—	0.01

Total	492,657	390,136	344,962	6.81	4.91	3.90

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2004	2005	2006	2004	2005	2006
Leased circuits
Comnet	31,979	32,523	34,146	0.44	0.41	0.39
SingTel	18,289	19,529	13,359	0.25	0.25	0.15
StarHub	2,477	6,796	1,835	0.03	0.09	0.02
Intelsat	18,227	—	—	0.25	—	—

Total	70,972	58,848	49,340	0.97	0.75	0.56

Other costs of services
Ministry of Communications and Information Technology	345,993	545,822	663,552	4.78	6.88	7.51
Pemda DKI Jakarta	1,642	77	15	0.02	0.00	0.00
Others	8,186	2,555	2,355	0.11	0.03	0.03

Total	355,821	548,454	665,922	4.91	6.91	7.54

Other income (expenses)
Interest income (expense)—net
State-owned banks	(41,069)	33,376	46,841	4.56	(2.57)	(3.40)
Others	3,265	37,321	18,839	(0.36)	(2.86)	(1.37)

Net	(37,804)	70,697	65,680	4.20	(5.43)	(4.77)

The following are the significant agreements/transactions with related parties:

a.	State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company also obtained loans from BNI and Mandiri (Note 16).

b.	Telkom

(1)	a. Fixed telecommunication services

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call, as compensation for billing processing (Note 26).

•	The compensation arrangement for the services provided is based on interconnection tariffs (Note 36) determined by the Ministry of Communications.

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks.

The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•	The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•	The Company and Telkom are responsible for their respective telecommunications facilities.

•	The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 (in full amount) per record of outgoing call as compensation for billing processing.

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

Satelindo and IM3 also have agreements with Telkom for the interconnection of Satelindo and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 36).

Furthermore, on December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunication network with Telkom’s fixed telecommunication network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

(2)	In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

(3)	In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the sixth amendment agreement dated September 29, 2006. Transponder lease expense charged to operations amounted to Rp14,516 in 2004, Rp8,025 in 2005 and Rp7,083 in 2006 which is presented as part of “Operating Expenses—Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

	Amount			Percentage to Respective Income or Expenses (%)
	2004	2005	2006	2004	2005	2006
Net operating revenues	1,140,163	806,211	545,060	10.93	6.96	4.45

Operating expenses	492,132	390,136	343,854	6.80	4.91	3.88

c.	PSN

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

d.	Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under contractual sharing agreements which provide the following:

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

•	The agreements are renewable annually.

Net interconnection revenues (charges) from Telkomsel for the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006
Interconnection revenues	185,210	683,577	707,850
Interconnection charges	(431,543)	(653,645)	(758,632)

Net revenues (charges)	(246,333)	29,932	(50,782)

e.	Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plans.

f.	Kopindosat

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of December 31, 2005 and 2006, Kopindosat has investments in the following entities:

	Equity Interest (%)
	2005	2006
PT Persada Alih Daya	—	99.00
PT Puri Perkasa Farmindo	95.00	99.00
Lintasarta	0.66	0.66
IMM	0.50	0.15
PT Duta Sukses Utama	90.00	—
PT Mutiara Data Caraka Lintas	15.00	—
Sisindokom (formerly Sisindosat)	0.53	—

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees which are subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

g.	Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Companies to their employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which are amortized over the average remaining service period of the employees. The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2005 and 2006 amounted to Rp18,567 and Rp11,032, respectively, and are presented as part of “Due from Related Parties”. Those given to non-key management personnel amounting to Rp3,597 and Rp2,817 as of December 31, 2005 and 2006, respectively, are presented as part of “Accounts Receivable—Others” for the current portion, and Rp122,281 and Rp103,121 as of December 31, 2005 and 2006, respectively, as “Long-term Receivables” for the non-current portion.

The management believes that the allowance provided on accounts receivable—trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	StarHub	Affiliate	Operating revenues—international calls

2.	SingTel	Affiliate	Operating revenues—international calls

3.	TVRI	Affiliate	Operating revenues—MIDI

4.	PT Pos Indonesia (Persero)	Affiliate	Operating revenues—MIDI

5.	Lembaga Kantor Berita Negara Antara	Affiliate	Operating revenues—MIDI

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
6.	CSM	Affiliate	Operating revenues—MIDI

7.	Optus	Affiliate	Operating revenues—international calls

8.	Ministry of Communications and Information Technology	Government agency	Operating revenues—MIDI and concession fee

9.	PT Industri Telekomunikasi Indonesia (Persero)	Affiliate	Procurement payable

10.	PT SCS Astra Graphia Technologies	Affiliate	Procurement payable

11.	Ministry of Finance	Government agency	Other expenses—dividend penalty

12.	Comnet	Affiliate	Other cost of services—rent of transmission channel

13.	PT Angkasa Pura (Persero)	Affiliate	Operating revenues—MIDI

14.	PT Garuda Indonesia (Persero)	Affiliate	Operating revenues—MIDI

15.	PLN	Affiliate	Utilities expense

16.	UGBDN	Affiliate	Rent expense

31.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2005	2006
Numerator for basic earnings per share—net income	1,633,208	1,623,481	1,410,093
Dilutive effect of convertible bonds (Note 17)	—	—	(11,262)

Numerator for diluted earnings per share	1,633,208	1,623,481	1,398,831

Denominator—number of shares
Denominator for basic earnings per share:
Weighted-average number of shares outstanding during the year (including effect of exercise of ESOP Phase I and Phase II)	5,202,760,294	5,253,249,519	5,404,654,859

Denominator for basic earnings per share—adjusted weighted-average number of shares after effect of exercise of ESOP Phase I and Phase II	5,202,760,294	5,253,249,519	5,404,654,859
Dilutive effect of ESOP Phase II (Note 20)	4,646,308	—	—

Denominator for diluted earnings per share	5,207,406,602	5,253,249,519	5,404,654,859

Basic earnings per share	313.91	309.04	260.90

Diluted earnings per share	313.63	309.04	258.82

Basic earnings per ADS (50 B shares per ADS)	15,695.59	15,452.16	13,045.17

Diluted earnings per ADS	15,681.59	15,452.16	12,940.98

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.	DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved to, among others:

a.	Approve the utilization of 2003 net income (before restatement) as follows:

—	Rp15,700 for reserve fund

—	Rp145.55 per share for dividend distribution

—	Remaining amount for reinvestment and working capital.

b.	Pay the dividend on July 29, 2004, except the dividend for the Government which would be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 8, 2005, the stockholders resolved to, among others:

a.	Approve the utilization of 2004 net income as follows:

—	Rp16,332 for reserve fund

—	Rp154.23 per share for dividend distribution

—	Remaining amount for reinvestment and working capital.

b.	Pay the dividend on July 15, 2005, except the dividend for the Government which would be paid in accordance with the prevailing laws and regulations.

At the Company’s Annual Stockholders’ General Meeting held on June 29, 2006, the stockholders resolved to, among others:

a.	Approve the utilization of 2005 net income as follows:

—	Rp16,235 for reserve fund

—	Rp149.32 per share for dividend distribution

—	Remaining amount for reinvestment and working capital.

b.	Pay the dividend on August 8, 2006, except the dividend for the Government which will be paid in accordance with the prevailing laws and regulations.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33.	DERIVATIVES

During 2005 and 2006, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair values as of December 31, 2005 and 2006:

	Notional Amount (US$)	Fair Value (Rp)
		2005		2006
		Receivable	Payable	Receivable	Payable
Cross Currency Swap:

a. Standard Chartered Bank, Jakarta Branch (“StandChart”)	25,000	20,053	—	—	10,938
b. Goldman Sachs Capital Market, L.P., New York (“GSCM”) (1)	100,000	—	—	—	—
c. JPMorgan Chase Bank, Singapore Branch (“JPMorgan”) (2)	25,000	—	—	—	—
d. Goldman Sachs International (“GSI”)	100,000	55,260	—	—	31,202
e. GSI	25,000	3,908	—	—	34,511
f. GSI	75,000	—	1,303	16,550	—
g. Merrill Lynch Capital Market Bank Limited (“MLCMB”)	25,000	—	2,863	—	10,705
h. MLCMB	25,000	—	7,373	—	45,650
i. StandChart	25,000	—	—	—	34,215
j. MLCMB	25,000	—	—	—	22,151
k. StandChart	25,000	—	—	—	18,022
l. StandChart	25,000	—	—	—	7,584
m. The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC”)	25,000	—	—	—	7,286

Sub-total		79,221	11,539	16,550	222,264

Interest Rate Swap:

n. Barclays Capital, London (“Barclays”) (3)	50,000	—	—	—	—
o. HSBC (1)	25,000	—	—	—	—
p. ABN (1)	50,000	—	—	—	—
q. GSCM (4)	25,000	—	—	—	—
r. GSCM	25,000	—	—	—	2,029

Sub-total		—	—	—	2,029

Total		79,221	11,539	16,550	224,293

(1)	terminated in May 2005
(2)	terminated in October 2005
(3)	terminated in April 2005
(4)	terminated in October 2006

The net change in fair value of the swap contracts totalling Rp170,451, Rp44,209 and Rp438,774 in 2004, 2005 and 2006, respectively, is presented as “Loss on Change in Fair Value of Derivatives—Net” under

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Other Income (Expenses) in the consolidated statements of income. “Derivative assets” presented under current assets amounted to Rp79,221 and Rp16,550 as of December 31, 2005 and 2006, respectively, and “Derivative liabilities” presented under current liabilities amounted to Rp11,539 and Rp224,293 as of December 31, 2005 and 2006, respectively.

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.	On April 23, 2004, the Company entered into a cross currency swap contract with StandChart which is effective starting April 13, 2004. Based on the contract, the Company will swap at the termination date on November 5, 2008, a total of Rp214,625 for US$25,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost amounting to Rp5,086, Rp13,865 and Rp16,911 in 2004, 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

b.	On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM that existed prior to August 9, 2004. Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provided for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at 6-month U.S. dollar LIBOR plus 2.62% per annum. Total swap cost amounting to Rp10,797 and Rp29,142 in 2004 and 2005, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

On May 13, 2005, the Company early terminated its cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,507). The payment was made on May 16, 2005.

c.	On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract:

•	If the spot rate at termination date was less than Rp14,000 to US$1 (in full amounts), the Company would swap at the termination date on November 5, 2010, a total of Rp225,000 for US$25,000.

•

If the spot rate at termination date was higher than Rp14,000 to US$1 (in full amounts), the Company would swap at the termination date on November 5, 2010, a certain rupiah amount [i.e., equivalent to US$25,000 multiplied by exchange rate of Rp9,000 (in full amount) plus the excess of actual spot rate over Rp14,000 (in full amount)] for US$25,000.

The contract provided for the Company to make semi-annual payments every May 5 and November 5 up to termination date at the fixed rate of 5% of Rp225,000 per annum. Total swap cost amounting to Rp5,687 in 2005 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract provided early termination option for JPMorgan and the Company on November 5, 2008 or November 5, 2009.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

On October 28, 2005, the Company early terminated its cross currency swap contract with JPMorgan. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,792), which was made on November 1, 2005.

d.	On May 13, 2005, the Company entered into a cross currency swap contract with GSI. Based on the contract which is effective starting May 5, 2005, the Company will swap at termination date on November 5, 2010, a total of Rp832,250 for US$100,000. Based on the contract, the Company will make semi-annual payments every May 5 and November 5 up to termination date, at (i) fixed rate of 6.96% for US$50,000 and at (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000 and will receive (i) semi-annual payments in the amount of 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (ii) the amount of US$11,750 on May 13, 2008. Total swap cost amounting to Rp34,979 and Rp61,885 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

e.	On May 13, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting May 5, 2005. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to termination date, at the fixed rate of 4.30% of US$25,000 per annum. Total swap cost amounting to Rp5,642 and Rp9,689 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

f.	On August 22, 2005, the Company entered into a cross currency swap contract with GSI which is effective starting June 22, 2005. Based on the contract, the Company will swap at termination date on June 22, 2012, a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000.The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 3.28% of US$75,000 per annum. Total swap cost amounting to Rp12,180 and Rp22,995 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

g.	On September 20, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting September 22, 2005. Based on the contract, the Company will receive, at termination date on June 22, 2012, the following:

•	If the rupiah/US$ spot rate at termination date is less than Rp9,500 to US$1 (in full amounts), the Company will receive zero amount from MLCMB.

•

If the rupiah/US$ spot rate at termination date is greater than Rp9,500 but less than or equal to Rp14,000 to US$1 (in full amounts), the Company will receive a certain U.S. dollar amount which equals to US$25,000 multiplied by (1—Rp9,500/rupiah/US$ spot rate) (in full amount).

•

If the rupiah/US$ spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts), the Company will receive a certain US$ amount which equals to US$25,000 multiplied by (Rp14,000—Rp9,500)/rupiah/US$ spot rate (in full amounts).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 2.99% of US$25,000 per annum. Total swap cost amounting to Rp3,640 and Rp6,892 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

h.	On November 16, 2005, the Company entered into a cross currency swap contract with MLCMB which is effective starting November 18, 2005. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp245,000 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 5.50% of US$25,000 per annum. Total swap cost amounting to Rp1,265 and Rp12,677 in 2005 and 2006, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

i.	On January 11, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting January 13, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp236,250 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 4.78% of US$25,000 per annum. Total swap cost amounting to Rp10,817 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

j.	On March 1, 2006, the Company entered into a cross currency swap contract with MLCMB which is effective starting March 3, 2006. Based on the contract, the Company will swap at the termination date on June 22, 2012, a total of Rp229,975 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to termination date at the fixed rate of 4.15% of US$25,000 per annum. Total swap cost amounting to Rp9,375 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

k.	On March 15, 2006, the Company entered into a cross currency swap contract with StandChart which is effective starting March 17, 2006. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp228,550 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.75% of US$25,000 per annum. Total swap cost amounting to Rp6,685 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

l.	On May 12, 2006, the Company entered into a cross currency swap contract with StandChart. Based on the contract, the Company will swap at termination date on June 22, 2012, a total of Rp217,500 for US$25,000. The contract provides for the Company to make semi-annual payments every June 22 and December 22 up to and including termination date at the fixed rate of 3.45% of US$25,000 per annum. Total swap cost amounting to Rp4,897 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

m.

On August 8, 2006, the Company entered into a cross currency swap contract with HSBC. Based on the contract, the Company will swap at termination date on November 5, 2010, a total of Rp225,000 for US$25,000. The contract provides for the Company to make semi-annual payments every May 5 and November 5 up to and including termination date at the fixed rate of 4.00% of US$25,000 per annum.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Total swap cost amounting to Rp2,277 in 2006 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

All cross-currency swap contracts with GSI (Notes 33d, 33e and 33f) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant Credit Events. Upon the occurrence of any of these Credit Events, the Company’s obligations and those of GSI under these swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

n.	On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined annual (subsequently changed to semi-annual*) range. The range was to be pre-determined annually (subsequently changed to semi-annually*) up to 2010 and would take effect on May 5 (subsequently changed to May 5 and November 5*) of each year. The swap income arising from this transaction amounting to Rp17,524 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract provided early termination option for Barclays, every May 5 and November 5, commencing on May 5, 2006 up to termination date.

On April 15, 2005, the Company early terminated its interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124). The payment was made on April 21, 2005.

o.	On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The swap income arising from this transaction amounting to Rp1,648 and Rp9,174 in 2004 and 2005, respectively, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

On May 12, 2005, the Company early terminated its interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065). The payment was made on May 13, 2005.

p.	On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000. Based on the contract which was effective starting May 5, 2005, the interest rate swap contracts that existed prior to January 20, 2005 and all related cash flows were cancelled effective January 20, 2005 and the fair value of the interest rate swap contracts as of

*	effective on September 15, 2004

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

January 20, 2005 was transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S. dollar LIBOR was located in the pre-determined ranges up to the termination date.

On May 12, 2005, the Company early terminated its interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494). The payment was made on May 13, 2005.

q.	On March 15, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which was effective starting December 22, 2005, the Company agreed to pay at the fixed rate of 4.90% of US$25,000 per annum, in quarterly intervals, every March 22, June 22, September 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012. The swap income arising from this transaction amounting to Rp3,860 in 2006, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

On October 16, 2006, the Company early terminated its interest rate swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,498), which was made on October 20, 2006.

r.	On July 18, 2006, the Company entered into an interest swap contract with GSCM with a notional amount of US$25,000. Based on the contract which is effective starting December 22, 2006, the Company agreed to pay at the fixed rate of 5.90% of US$25,000 per annum, in semi-annual intervals, every June 22 and December 22 up to the termination date on June 22, 2012, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012. The swap income arising from this transaction amounting to Rp1,389 in 2006, is presented as part of “Loss on Change in Fair Value of Derivatives—Net” under Other Income (Expenses).

The contract provides early termination option for GSCM starting on June 22, 2007 and semi-annually thereafter with five (5) New York business days’ prior notice.

34.	COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2006, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$243,452, EUR317,034 (in full amount, equivalent to US$417) and Rp1,392,587 (Note 41o).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The significant commitments on capital expenditures are as follows:

•	The Company has issued several Purchase Orders (“POs”) for the provision of equipment and services in the installation of BSS Roll-out 2006 to the following major vendors:

Vendor	Area Covered	Total PO Amount	Unserved Issued PO
Ericsson AB and PT Ericsson Indonesia	Jabotabek	US$21,227 and Rp25,424	US$8,875 and Rp13,011

Siemens AG and PT Siemens Indonesia	Sumatra and Nusa Tenggara	US$329 and Rp133,767	US$147 and Rp43,671

Alcatel CIT and PT Alcatel Indonesia	Kalimantan	US$3,888 and Rp73,850	US$2,537 and Rp14,595

•

On September 29, 2006, the Company entered into WCDMA/HSDPA Radio Access Network Development Project Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$55,220 and Rp216,039. As of December 31, 2006, the Company has issued several POs totalling US$31,008 and Rp119,476. The issued POs that have not been served amounted to US$21,867 and Rp75,395.

•

On September 25, 2006, the Company entered into Single Intelligent Network Agreement with PT Ericsson Indonesia and Ericsson AB. The total contract prices under this agreement amounted to US$67,091 and Rp92,364. As of December 31, 2006, the Company has issued several POs totalling US$8,931 and Rp9,619. The issued POs that have not been served amounted to US$3,220 and Rp3,468.

•

On March 13, 2006, the Company entered into IN Decentralization and IVR Expansion Agreement with PT Ericsson Indonesia and Ericsson AB. This agreement was amended on April 26, 2006. The total contract prices, as amended, under this agreement amounted to US$16,688 and Rp16,500. As of December 31, 2006, the Company has issued several POs totalling US$12,787 and Rp16,500. The issued POs that have not been served amounted to US$5,372 and Rp7,244.

•

On July 28, 2005, the Company entered into Supply and Installation Agreements of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands with PT Alcatel Indonesia, Alcatel CIT, and Alcatel Italy. The latest amendment to these agreements was made on December 29, 2006. The total contract prices, as amended, under these agreements amounted to US$26,492 and Rp135,225. As of December 31, 2006, the Company has issued several POs for the full amount of the contract prices. The issued POs that have not been served amounted to US$7,722 and Rp69,125.

•

On July 1, 2005, the Company entered into 2005—2008 BSS Expansion Agreement with PT Nokia Networks. This agreement was amended on June 30, 2006. The total contract prices, as amended, under this agreement amounted to US$107,989 and Rp257,357. As of December 31, 2006, the Company has issued several POs for the full amount of the contract price. The issued POs that have not been served amounted to US$15,411 and Rp49,461.

•	On March 15, 2005, the Company entered into Supply and Installation of BSS, MSC and IN Expansion Agreements with PT Ericsson Indonesia and Ericsson AB. The latest amendment to

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

these agreements was made on February 13, 2006. The total contract prices, as amended, under these agreements amounted to US$64,335 and Rp93,982. As of December 31, 2006, the Company has issued several POs for the full amount of the contract prices. The issued POs that have not been served amounted to US$3,135 and Rp53,010.

b.	On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities consist of the following:

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

Based on the loan/overdraft facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The Company also obtained treasury facilities from HSBC as follows:

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

The facilities expired on February 28, 2006 and were extended for 12 months.

As of December 31, 2006, the Company has not used these facilities.

c.	On August 25, 2005, the Company obtained facilities from Deutsche Bank AG, Jakarta Branch to finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance will mature at the maximum period of six months and bears interest as follows:

—	The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

—	The interest on each advance with maturities of over three months but less than six months shall be payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG, Jakarta Branch for the issuance of bank guarantee.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of December 31, 2006, the facilities have not been terminated and the Company has not used these facilities.

d.	In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On April 25, 2005, the Company was discharged as the CBP.

As of December 31, 2006, the balance of the funds which are under the Company’s custody (including interest earned) amounted to US$22,666. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

e.	Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. In its letter No. 002/GUI/KU.300/03 dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, the MOF through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

Based on the Circular Resolution dated September 18, 2006 of the Company’s Board of Directors, after carefully considering the input made by the Government of Indonesia at the Company’s Stockholders’ Annual General Meeting held on June 29, 2006, the Board of Directors agreed to amicably settle such dividend penalty in such amount and terms of payment acceptable to the MOF. Up to December 31, 2006, no resolution has been agreed between the Company and the MOF.

In 2006, the Company accrued the penalty in the amount of Rp20,633 representing its estimate of the penalty it will pay to the Government.

f.	The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the scheme of payment set out in the Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology.

35.	TARIFF SYSTEM

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”). Under this regulation, the cellular tariffs consist of the following:

•	Connection fee
•	Monthly charges
•	Usage charges.

The maximum tariff for connection fee is Rp200,000 (in full amount) per new connection number. The maximum tariff for monthly charges is Rp65,000 (in full amount). Usage charges consist of the following:

1.	Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 (in full amount) per minute. The details of the tariff system are as follows:

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

The maximum tariff for active roaming is Rp1,000 (in full amount) per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications” and most recently as “Ministry of Communications and Information Technology”) were subsequently superseded by Regulation No. 12/Per/M.KOMINFO/02/2006 dated February 28, 2006 of the Ministry of Communications and Information Technology regarding basic telephony tariff for cellular mobile network service.

As of December 31, 2006, the Company has not yet applied such regulation since it is still waiting for further guidance on the implementation of tariff formula.

c.	Fixed telecommunication services

In February 2006, the Ministry of Communications and Information Technology released Regulation No. 09/Per/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

As of December 31, 2006, the Company has not yet applied such regulation since it is still waiting for further guidance on the implementation of tariff formula.

36.	INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo—Note 1e) was originally exempted from the obligation to pay USO.

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

Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

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

e.	Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to December 31, 2006, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged—Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 37).

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

KM.37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the Ministry of Communications which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/Per/M. KOMINFO/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology. Subsequently, on August 4, 2006, the Directorate General of Post and Telecommunication issued decree No. 278/DIRJEN/2006 which approved the Reference Interconnection Offer (“RIO”) of the Company and two other dominant telecommunication operators (Telkom and Telkomsel).

37.	INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel, see Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

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

As of December 31, 2006, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged—Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula.

Net interconnection revenues (charges) from the operators are as follows:

	2004	2005	2006
Excelcom	(18,955)	(30,239)	(34,675)
Komselindo	3,992	3,432	2,028

Net charges	(14,963)	(26,807)	(32,647)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of December 31, 2006 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

	Amount in U.S. Dollar	Equivalent Rupiah *
Assets:
Cash and cash equivalents	181,510	1,637,216
Accounts receivable
Trade	123,088	1,110,254
Others	357	3,221
Derivative assets	1,835	16,552
Other current assets	939	8,470
Due from related parties	534	4,816
Non-current assets—others	1,279	11,537

Total assets	309,542	2,792,066

Liabilities:
Accounts payable—trade	10,095	91,057
Procurement payable	219,618	1,980,954
Accrued expenses	22,379	201,856
Deposits from customers	901	8,125
Derivative liabilities	24,866	224,293
Loans payable (including current maturities)	34,200	308,484
Bonds payable	550,000	4,961,000
Other non-current liabilities	6,300	56,830

Total liabilities	868,359	7,832,599

Net liabilities position	558,817	5,040,533

*	translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

39.	SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Consolidated information by industry segment follows:

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Other Services	Segment Total
2004
Operating Revenues
Revenues from external customers	7,342,061	1,544,684	1,483,941	59,420	10,430,106
Inter-segment revenues	(100,282)	100,282	176,778	134,339	311,117

Total revenues	7,241,779	1,644,966	1,660,719	193,759	10,741,223
Inter-segment revenues elimination					(311,117)

Operating revenues—net					10,430,106

Income
Operating income (loss)	2,438,107	575,709	269,935	(85,685)	3,198,066
Gain on sale of investment in associated company					286,204
Interest income					187,430
Gain on sale of other long-term investment					110,929
Equity in net income of associated companies					61,489
Financing cost					(1,097,531)
Income tax expense					(724,554)
Amortization of goodwill					(226,347)
Loss on change in fair value of derivatives—net					(170,451)
Loss on foreign exchange—net					(66,116)
Others—net					99,085

Income before Minority Interest in Net Income of Subsidiaries					1,658,204

Other Information
Segment assets	20,490,078	1,803,385	3,003,617	160,567	25,457,647
Unallocated assets					6,058,820
Inter-segment assets elimination					(3,644,000)

Assets—net					27,872,467

Segment liabilities	13,861,414	1,069,168	977,572	65,908	15,974,062
Unallocated liabilities					1,508,706
Inter-segment liabilities elimination					(2,794,893)

Liabilities—net					14,687,875

Capital expenditure	4,611,015	507,556	790,817	1,271	5,910,659
Depreciation and amortization	2,209,323	182,040	425,002	2,292	2,818,657

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Segment Total
2005
Operating revenues
Revenues from external customers	8,644,951	1,250,807	1,694,033	11,589,791
Inter-segment revenues	(115,727)	115,727	269,462	269,462

Total operating revenues	8,529,224	1,366,534	1,963,495	11,859,253
Inter-segment revenues elimination				(269,462)

Operating revenues—net				11,589,791

Income
Operating income	2,639,498	615,091	397,328	3,651,917
Interest income				215,103
Gain on sale of investment in associated company				14,625
Gain on sale of other long-term investments—net				1,204
Equity in net income of associated companies				86
Financing cost				(1,264,764)
Income tax expense				(697,924)
Amortization of goodwill				(226,352)
Loss on foreign exchange—net				(79,932)
Loss on change in fair value of derivatives—net				(44,209)
Others—net				85,117

Income before Minority Interest in Net Income of Subsidiaries				1,654,871

Other Information
Segment assets	28,303,265	1,149,005	3,269,091	32,721,361
Unallocated assets				6,410,391
Inter-segment assets elimination				(6,344,619)

Assets—net				32,787,133

Segment liabilities	19,857,524	904,541	960,832	21,722,897
Unallocated liabilities				2,142,746
Inter-segment liabilities elimination				(5,393,838)

Liabilities—net				18,471,805

Capital expenditure	6,330,401	306,349	661,197	7,297,947
Depreciation and amortization	2,431,356	214,206	434,643	3,080,205

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Segment Total
2006
Operating revenues
Revenues from external customers	9,227,537	1,109,281	1,902,589	12,239,407
Inter-segment revenues	(222,650)	222,650	318,119	318,119

Total operating revenues	9,004,887	1,331,931	2,220,708	12,557,526
Inter-segment revenues elimination				(318,119)

Operating revenues—net				12,239,407

Income
Operating income	2,291,923	627,611	479,125	3,398,659
Gain on foreign exchange—net				304,401
Interest income				212,823
Financing cost				(1,248,899)
Income tax expense				(576,107)
Loss on change in fair value of derivatives—net				(438,774)
Amortization of goodwill				(226,507)
Equity in net loss of associated companies				(238)
Others—net				21,202

Income before Minority Interest in Net Income of Subsidiaries				1,446,560

Other Information
Segment assets	30,550,224	1,552,003	3,738,044	35,840,271
Unallocated assets				4,520,191
Inter-segment assets elimination				(6,131,804)

Assets—net				34,228,658

Segment liabilities	19,665,806	760,291	931,646	21,357,743
Unallocated liabilities				2,633,240
Inter-segment liabilities elimination				(4,964,070)

Liabilities—net				19,026,913

Capital expenditure	5,961,152	366,718	593,458	6,921,328
Depreciation and amortization	2,967,185	182,702	503,379	3,653,266

40.	ECONOMIC CONDITIONS

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

41.	SUBSEQUENT EVENTS

a.	On January 2, 2007, the Company and GSCM entered into a currency forward contract with notional amount of US$10,000 and USD/IDR fixing rate of Rp8,955 to US$1 (in full amounts). Based on the contract:

•	If the USD/IDR fixing rate is lower than Rp9,600 to US$1 (in full amounts), the Company will buy US$10,000 at USD/IDR fixing rate on the respective settlement dates.

•	If the USD/IDR fixing rate is higher than Rp9,600 to US$1 (in full amounts), there will be no settlement on the respective settlement dates.

b.	On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction arising from the corporate income tax audit for fiscal year 2003 (Note 14).

c.	On January 17, 2007, ICL, the Company’s majority shareholder, notified the Company regarding the plan of Qatar Telecom (“Qtel”) to make 25% equity investment in Asia Mobile Holdings Pte. Ltd. (“AMH”). Upon the closing of the transaction, STTC will effectively control 75% of the equity of AMH, which directly owns ICL and ICLS (Note 19).

d.	Based on an online extract from the Dutch Chamber of Commerce, the registration of SIB ended on January 17, 2007. Consequently, the liquidation process of SIB has been officially recognized since that date.

e.	On January 23, 2007, the Company obtained a credit facility of US$10,000 or its IDR equivalent from StandChart to fund the Company’s short-term working capital needs. This credit facility is a revolving loan that will be available until December 31, 2007. After the full amount of the facility is drawn, this credit facility continues to become available for a period of one up to six months that can be further rolled over. The revolving loan bears interest at SIBOR plus 1.25% per annum, and at the prevailing annual rate of one-month Certificate of Bank Indonesia plus 1.70% for the portions of revolving loan denominated in U.S. dollar and rupiah, respectively.

f.	On February 15, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$2,000 and USD/IDR fixing rate of Rp8,950 to US$1 (in full amounts). Based on the contract:

•	If the USD/IDR fixing rate is lower than Rp9,215 to US$1 (in full amounts), the Company will buy US$2,000 at USD/IDR fixing rate on the respective settlement dates.

•	If the USD/IDR fixing rate is at/higher than Rp9,215 to US$1 (in full amounts), there will be no settlement on the respective settlement dates.

g.	On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL’s investment in the Company’s equity shares in relation to the loan facility obtained by STTC (Note 19).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

h.	On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction arising from the income tax article 26 audit for fiscal year 2004 (Note 14).

i.	Based on letter No. 40/DJPT.3/KOMINFO/II/2007 dated March 3, 2007 of the Ministry of Communications and Information Technology, the Ministry requested the Company to settle the USO liabilities of Satelindo amounting to Rp19,257 (Note 15). On March 12, 2007, the Company paid the Rp19,257 USO liabilities to the Directorate General of Posts and Telecommunications.

j.	On March 27, 2007, the Company received assessment letters on tax overpayments (“SKPLB”) for the Company’s corporate income tax for the fiscal year 2005 amounting to Rp135,766, and tax underpayments (“SKPKB”) for the Company’s income tax article 26 amounting to Rp82,126 (including penalties and interest) and income tax article 23 amounting to Rp28,479 (including penalties and interest) from the Directorate General of Taxation. The Company plans to submit objection letters to the Tax Office regarding the tax correction arising from the income tax article 23, income tax article 26 and corporate income tax audits for the fiscal year 2005.

k.	On April 9, 2007, the Company made the first registration to BAPEPAM for its Fifth Bonds Year 2007 and Sukuk Ijarah Bonds 2007 amounting to Rp1,700,000 and Rp300,000, respectively. The proceeds of these bonds are expected to be received by the end of May 2007.

l.	On April 24, 2007, the Company and JP Morgan entered into a currency forward contract with a notional amount of US$3,000 or US$6,000 depending on fixing rate per settlement. Based on the contract:

•

If the USD/IDR spot rate is not traded at or higher than the ceiling rate of Rp9,250 to US$1 (in full amounts), the Company will buy USD principal at the exchange rate of Rp8,960 to US$1 (in full amounts) on the respective settlement dates, whereas:

—	If the strike rate is less than the spot rate, the Company will buy US$3,000

—	If the strike rate is at or higher than the spot rate, the Company will buy US$6,000.

•	If the USD/IDR spot rate is traded at or higher than the ceiling rate of Rp9,250 to US$1 (in full amounts), there will be no cash flow on the respective settlement dates.

m.	On May 1, 2007, the Company and StandChart entered into a currency forward contract with notional amount of US$1,500 or US$3,000 depending on the fixing rate per settlement. Based on the contract:

•	If the USD/IDR spot rate is at or higher than Rp9,225 to US$1 (in full amounts), there will be no obligation between the Company and StandChart on settlement date.

•	If the USD/IDR spot rate is higher than Rp8,985 and lower than Rp9,225 to US$1 (in full amounts), the Company has the right to buy US$1,500 at Rp8,985 (in full amount) on settlement date.

•	If the USD/IDR spot rate is at or lower than Rp8,985 to US$1 (in full amounts), the Company is obliged to buy US$3,000 at Rp8,985 (in full amount) on settlement date.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

n.	On May 3, 2007, the Company and JP Morgan entered into a currency forward contract with a notional amount of US$3,000 or US$6,000 depending on Fixing per settlement.

•

If the difference between the USD/IDR fixing rate on a Monthly Fixing Date, as determined in the contract, and Rp8,960 to US$1 (in full amount), accumulated with the differences resulted on the previous Monthly Fixed Dates over the period from June 25, 2007 to December 24, 2007, less than Rp600 (in full amount), then cash flow on the Monthly Fixing Date will be determined by:

—	If Monthly Fixing is higher than Rp8,960 to US$1 (in full amounts), the Company will buy US$3,000 at Rp8,960 (in full amount).

—	If Monthly Fixing is at or lower than Rp8,960 and higher than Rp8,925 to US$1 (in full amounts), the Company will buy US$6,000 at Rp8,960 (in full amount).

—	If Monthly Fixing is at or lower than Rp8,925 to US$1 (in full amounts), the Company will buy US$6,000 at Rp9,057 (in full amount).

•

On the first Monthly Fixing Date where the difference between the USD/IDR fixing rate and Rp8,960 to US$1 (in full amount), accumulated with the differences resulted on the previous Monthly Fixing Dates over the period from June 25, 2007 to December 24, 2007, is higher than Rp600 (in full amount), there is no cash flow on that Monthly Fixing Date. In addition, there will be no cash flow for all subsequent Monthly Fixing Dates.

o.	As of May 7, 2007, the average buying and selling rate of bank notes published by Bank Indonesia is Rp8,875 to US$1 (in full amounts), while as of December 31, 2006, the average buying and selling rate was Rp9,020 to US$1 (in full amounts). Using the exchange rate as of May 7, 2007, the Companies earned foreign exchange gain amounting to approximately Rp81,028 on the foreign currency liabilities, net of foreign currency assets, as of May 7, 2007 (Note 38).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be converted into rupiah at the rate as of December 31, 2006 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2006 as disclosed in Note 34a are approximately Rp2,164,337, if translated at the rate as of May 7, 2007.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

42.	RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2004 and 2005 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2006 consolidated financial statements:

As Previously Reported	As Reclassified	Amounts
2004
Consolidated Statements of Cash Flows
Cash flows from operating activities—employees and suppliers	Cash flows from financing activities—cash dividend paid by subsidiaries to minority interest	(7,671)

Cash flows from investing activities—swap income from interest rate swap contracts	Cash flows from operating activities—interest rate swap contracts	34,143

Cash flows from investing activities—swap cost from cross currency swap contracts	Cash flows from operating activities—swap cost from cross currency swap contracts	(15,882)
	Cash flows from financing activities—swap cost from cross currency swap contracts	(15,392)

2005
Consolidated Statements of Cash Flows
Cash flows from operating activities—employees and suppliers	Cash flows from financing activities—cash dividend paid by subsidiaries to minority interest	(9,046)

Cash flows from investing activities—swap income from interest rate swap contracts	Cash flows from operating activities—interest rate swap contracts	9,174

Cash flows from investing activities—payment for termination of swap contracts	Cash flows from operating activities—termination of swap contracts	(76,475)

	Cash flows from financing activities—payment for termination of swap contract	(111,508)

Cash flows from investing activities—swap cost from cross currency swap contracts	Cash flows from operating activities—swap cost from cross currency swap contracts	(42,279)

	Cash flows from financing activities—swap cost from cross currency swap contract	(64,121)

43.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Companies prepared their consolidated financial statements in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). The Companies have prepared the following information, in this note and Note 44, to present the nature and effect on net income and stockholders’ equity of the differences between Indonesian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Additional U.S. GAAP disclosures are made in Note 45.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

a.	Interest Capitalizable to Properties under Construction and Installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e., properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company’s interest expense related to a subsidiary’s asset is not allowed under Indonesian GAAP. The Company did not capitalize the interest incurred on its debt, the proceeds of which were not used to acquire qualifying assets.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”, does not specify that interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings. Furthermore, U.S. GAAP requires capitalization of a parent company’s interest expense for all qualifying expenditures. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP results in additional depreciation expense recognized under U.S. GAAP.

b.	Goodwill

Under Indonesian GAAP, goodwill is amortized using the straight-line method over the useful life of the goodwill.

Under U.S. GAAP, goodwill is not amortized but subjected to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets”.

c.	Revenue Recognition

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

d.	Capitalization of Foreign Exchange Losses—Net of Gain

Under Indonesian GAAP, foreign exchange losses—net of foreign exchange gain on borrowings used to finance construction of an asset should be capitalized. Capitalization of net foreign exchange losses ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. The net foreign exchange losses capitalized and the related depreciation expense under Indonesian GAAP should be reversed for U.S. GAAP purposes.

e.	Landrights

In Indonesia, except for ownership rights (“Hak Milik”) granted to individuals, the title to land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

landrights, whereby the holder of the rights enjoys the full use of the land for a stated period of time, subject to extensions. The Companies expect that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. Additionally, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

Under Indonesian GAAP, expenses associated with the acquisition of the government permit to use the land (i.e. notary fee, tax, etc.) should be amortized over the period of the right to use the land obtained from the Government which, in the case of the Companies, is an initial period ranging from approximately 20 to 30 years.

Under U.S. GAAP, the costs to acquire the landrights are amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years.

f.	Pension Plan

Under Indonesian GAAP, the Companies follow SAK 24 (Revised 2004) (Note 2q). In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, the Companies adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—as amendment of SFAS No. 87, 88, 106 and 132 (R)” on December 31, 2006. In accordance with SFAS No. 158, a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of adoption that are not previously recognized as components of net periodic pension cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”. SFAS No. 158 does not change the determination of net periodic pension cost under SFAS No. 87. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service life of the employees.

g.	Minority Interest

This represents the net effect on the minority stockholders’ proportionate share in the equity of the subsidiaries, as a result of the differences between Indonesian GAAP and U.S. GAAP which affect the subsidiaries’ net income.

h.	Postretirement Benefits

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

On December 31, 2006, the Companies adopted SFAS No. 158 under which a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of adoption that are not previously recognized as components of net periodic benefit cost.

i.	Equity in Net Income of Associated Companies

This represents the effect of the difference between Indonesian GAAP and U.S. GAAP in the investee’s accounting for foreign exchange differential on borrowings relating to property under construction (see “d” above).

j.	Preacquisition Income

This represents the difference in the minority stockholders’ proportionate share in the 2003 net income of IM3 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisition of the minority interest in the Subsidiary.

k.	Others

Other adjustments represent individually insignificant adjustments for differences between Indonesian GAAP and U.S. GAAP.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

44.	RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS’ EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2004, 2005 and 2006 and to stockholders’ equity as of December 31, 2005 and 2006 which are required to reconcile the net income and stockholders’ equity under Indonesian GAAP to U.S. GAAP:

	2004	2005	2006
	Rp	Rp	Rp	US$ (Note 3)
Net income presented in the consolidated financial statements prepared under Indonesian GAAP	1,633,208	1,623,481	1,410,093	156,330

U.S. GAAP adjustments
Increase (decrease) due to:
Capitalization of interest expense	229,804	258,876	326,314	36,177
Amortization of goodwill	226,348	226,348	226,348	25,094
Deferred connection fees—net of recognized amounts	(37,486)	54,119	43,599	4,833
Depreciation	72,830	(198,267)	(47,242)	(5,238)
Capitalization of net foreign exchange losses	—	—	(33,207)	(3,681)
Amortization of landrights	(9,506)	(10,925)	(12,422)	(1,377)
Net periodic pension cost	(15,098)	(18,929)	(7,424)	(823)
Minority interest	255	13,075	(1,260)	(140)
Net periodic postretirement benefit cost	56	(1,344)	(155)	(17)
Equity in net income of associated companies	51,221	28,996	—	—
Deferred income tax effect of U.S. GAAP adjustments	(182,445)	(96,116)	(151,979)	(16,849)
Others	(44,425)	(3,761)	(1,636)	(181)

Net adjustments	291,554	252,072	340,936	37,798

Net income in accordance with U.S. GAAP	1,924,762	1,875,553	1,751,029	194,128

Basic earnings per share	369.95	357.03	323.99	0.04

Diluted earnings per share	369.62	353.27	321.94	0.04

Basic earnings per ADS (50 B shares per ADS)	18,497.51	17,851.36	16,199.28	1.80

Diluted earnings per ADS	18,481.00	17,663.52	16,097.23	1.78

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	2005	2006
	Rp	Rp	US$ (Note 3)
Stockholders’ equity presented in the consolidated financial statements prepared under Indonesian GAAP	14,315,328	15,201,745	1,685,338

U.S. GAAP adjustments
Increase (decrease) due to:
Amortization of goodwill	1,369,872	1,596,219	176,964
Capitalization of interest expense	708,653	1,034,967	114,741
Accumulated depreciation	112,137	64,895	7,195
Accrued postretirement benefit liability	14,723	(253,272)	(28,079)
Amortization of landrights	(63,472)	(75,894)	(8,414)
Prepaid pension	134,255	(150,821)	(16,721)
Capitalization of foreign exchange losses—net of gain	(26,856)	(60,063)	(6,659)
Deferred connection fees—net of amortization	(91,742)	(48,143)	(5,337)
Preacquisition income	(14,303)	(14,303)	(1,586)
Minority interest	(3,985)	(5,245)	(581)
Reversal of deferred tax liabilities on difference in transactions of equity changes in Satelindo and Bimagraha as a result of merger	(1,293)	(1,293)	(143)
Deferred tax impact of U.S. GAAP adjustments	(727,502)	(709,411)	(78,649)
Others	18,456	(4,587)	(508)

Net adjustments	1,428,943	1,373,049	152,223

Stockholders’ equity in accordance with U.S. GAAP	15,744,271	16,574,794	1,837,561

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

45.	ADDITIONAL U.S. GAAP DISCLOSURES

The following information is presented on the basis of U.S. GAAP:

a.	Valuation and Qualifying Accounts

The following summarizes the activities in the Companies’ valuation and qualifying accounts:

2004

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Reclassifications *	Effect of Foreign Exchange Adjustments	Balance at End of Year
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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2005

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Effect of Foreign Exchange Adjustments	Balance at End of Year
Allowance for doubtful accounts:
Accounts receivable
Trade
Related parties
Others	62,212	(7,305)	(846)[a]	7,431	61,492
Others	39,728	2,549	(8,237)[a]	535	34,575
Due from related parties	23,089	(280)	(21,714)[a]	658	1,753

Allowance for decline in value of:
Short-term investments	25,395	8,589	—	—	33,984
Investments in associated companies	75,212	—	(18,912)[b]	—	56,300
Long-term investments	221,567	—	(121,590)[c]	—	99,977
Valuation allowance—deferred tax assets	52,232	(14,912)	(32,612)[d]	—	4,708

Total	499,435	(11,359)	(203,911)	8,624	292,789

[a]	deduction of allowance for doubtful accounts due to sale of investment in subsidiary
[b]	deduction of allowance for decline in value of investment in associated companies due to sale and write-off of investment
[c]	deduction of allowance for decline in value of long-term investment due to write-off of investment
[d]	deduction of valuation allowance for deferred tax assets due to sale of investment in subsidiary

2006

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Effect of Foreign Exchange Adjustments	Balance at End of Year
Allowance for doubtful accounts:
Accounts receivable
Trade
Related parties
Others	61,492	5,859	(412)[a]	(7,479)	59,460
Others	34,575	(2,069)	(15,175)[a]	(759)	16,572
Due from related parties	1,753	1,037	—	5	2,795

Allowance for decline in value of:
Short-term investments	33,984	—	(8,589)[b]	—	25,395
Investments in associated companies	56,300	—	—	—	56,300
Long-term investments	99,977	—	—	—	99,977
Valuation allowance—deferred tax assets	4,708	—	(3,068)[c]	—	1,640

Total	292,789	4,827	(27,244)	(8,233)	262,139

[a]	deduction of allowance for doubtful accounts due to write-off of receivable
[b]	deduction of allowance for decline in value of short-term investment due to sale of short-term investments
[c]	deduction of valuation allowance for deferred tax assets due to expiration of net operating loss carryover

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	Statements of Comprehensive Income

Shown below are the Statements of Comprehensive Income for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
Net income	1,924,762	1,875,553	1,751,029
Other comprehensive income:
Foreign currency translation—net of taxes of Rp48 in 2004, (Rp86) in 2005 and (Rp18) in 2006	113	(201)	(46)
Change in retirement benefits recorded in other comprehensive income—net of tax of (Rp170,071) (Notes 43f and 43h)	—	—	(396,833)

Total Comprehensive Income	1,924,875	1,875,352	1,354,150

c.	Recent Accounting Pronouncements

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-3”). EITF 06-3 addresses income statement classification and disclosure requirements of externally-imposed taxes on revenue-producing transactions. Task force also concluded that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB No.22. The consensuses in this issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Companies are required to and plan to adopt EITF 06-3 in the first quarter of 2007. The Companies present revenues net of sales and value-added taxes in their consolidated statement of income and do not anticipate changing their policy as a result of the adoption of EITF 06-3.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” by establishing guidelines for recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Companies are required to and plan to adopt the provisions of FIN 48 beginning in the first quarter of 2007. The Companies do not expect the adoption of FIN 48 to have an impact on the Companies’ consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Moreover, a company should apply the statement prospectively as of the beginning of the fiscal year except under the few exceptions that the statement may require retrospective application of the provisions. The Companies are currently evaluating what effect, if any, the adoption of SFAS 157 will have on the Companies’ consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under the provisions of SFAS 159, Companies may choose to account for financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Companies are currently evaluating what effect, if any, the adoption of SFAS 159 will have on the Companies’ consolidated financial statements.

On December 31, 2006, the Companies adopted the recognition and disclosure provisions of SFAS 158 that requires the Companies to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the pension plan and postretirement benefit plan in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS 87 and SFAS 106, all of which were previously netted against the plan’s funded status in the Companies’ consolidated balance sheet pursuant to the provisions of SFAS 87 and SFAS 106. Subsequently, these amounts will be recognized as net periodic benefit cost pursuant to the Companies’ historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Subsequently, these amounts will be recognized as part of the net periodic benefit cost on the same basis as the amount recognized in the accumulated other comprehensive income at adoption of SFAS 158.

The incremental effects of adopting the provisions of SFAS 158 on the Companies’ statement of financial position as of December 31, 2006 are presented in the following table. This adoption had no effect on the Companies’ consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Companies’ operating results in the future.

	Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	December 31, 2006 As Reported
Deferred tax assets—net	241,036	1,959	242,995
Prepaid pension	360,406	(277,653)	82,753
Accrued postretirement benefits liability	324,103	289,251	(613,354)
Deferred tax liabilities—net	2,374,355	(168,112)	2,206,243
Accumulated other comprehensive income	—	(396,833)	(396,833)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Amounts recognized in accumulated other comprehensive income at December 31, 2006 consist of:

	Defined Benefit Pension Plan	Other Postretirement Benefit	Total
Unrecognized transition obligation	753	1,046	1,799
Unrecognized prior service costs	3,023	79,644	82,667
Unrecognized net actuarial losses	273,877	208,561	482,438

Total	277,653	289,251	566,904
Less deferred taxes	83,296	86,775	170,071

Net	194,357	202,476	396,833

The transition obligation, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2006 and expected to be recognized in net periodic pension cost for the year ending December 31, 2007 are as follows:

	Defined Benefit Pension Plan	Other Postretirement Benefit	Total
Transition obligation	685	266	951
Prior service costs	223	11,247	11,470
Net actuarial losses	14,462	9,439	23,901

Total	15,370	20,952	36,322
Less deferred taxes	4,611	6,286	10,897

Net	10,759	14,666	25,425

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Years Ended December 31, 2004, 2005 and 2006

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The reconciliation of projected benefit obligation and fair value of plan assets for the year ended December 31, 2006, and the accumulated benefit obligation as of December 31, 2006 are as follows:

	Defined Benefit Pension Plan	Other Postretirement Benefit
Funded Status
Projected Benefit Obligation
Balance at beginning of year	498,401	476,743
Interest cost	63,649	48,579
Service cost	37,660	39,248
Benefit payments	(58,600)	(10,596)
Actuarial gain (loss) on obligation	(12,842)	70,778
Effect of changes in actuarial assumptions	116,635	(11,398)

Balance at end of year	644,903	613,354

Fair Value of Plan Assets
Balance at beginning of year	718,259	—
Actual return on plan assets	71,135	—
Employer’s contributions	9,999	—
Benefit payments	(61,964)	—
Actuarial loss on plan assets	(9,773)	—

Balance at end of year	727,656	—

Funded Status at end of year	82,753	613,354

Accumulated Benefit Obligation	372,381	545,029

As of December 31, 2006, the overfunded status of the defined benefit pension plan amounting to Rp82,753 is recognized in the statement of financial position as prepaid pension (current asset) of Rp1,882 and long-term prepaid pension of Rp80,871, while the underfunded status of the other postretirement benefit plan amounting to Rp613,354 is recognized in the statement of financial position as accrued expense (current liability) of Rp7,898 and long-term postretirement liability of Rp605,456.

No plan assets are expected to be returned to the Companies during the year ending December 31, 2007.

46.	COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on May 7, 2007.