Form 20-F
period 2007-12-31
PT Indosat Tbk
filed 2008-05-05
CIK 929700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission file number: 1-3330

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110—Indonesia

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☒

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

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company,” “we,” “us,” and “our” are to PT Indosat Tbk and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of Indonesia. References to “United States” or “U.S.” are to the United States of America. References to “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland. References to “Indonesian rupiah” or “Rp” are to the lawful currency of Indonesia and references to “U.S. dollars” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, all of our financial information has been presented in Indonesian rupiah in accordance with Indonesian GAAP.

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2007, which was Rp9,393 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on April 28, 2008 was approximately Rp9,239 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements,” as defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Form 20-F discloses, under “Item 3: Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

GLOSSARY

The explanations of technical terms set forth below are intended to assist you to understand such terms, but are not intended to be technical definitions.

“3G”	third-generation telecommunications services

“analog”	a signal, whether voice, video or data, which is transmitted in similar, or analogous signals; commonly used to describe telephone transmission and/or switching services that are not digital

“ARPU”	Average Revenue Per User, an evaluation statistic for a network operator’s subscriber base

“ATM”	Asynchronous Transfer Mode, the standard packet-switching protocol for transmitting and receiving data via uniform 53-byte cells, allowing for data transmission speeds surpassing 600 MBps

“backbone”	the highest level in hierarchical network and designed to carry the heaviest traffic. Backbones are either switched (using ATM, frame relay or both) or routed (using only routers and no switches). The transmission links between nodes or switching facilities might consist of microwave, submarine cable, satellite, optical fiber or other transmission technology

“bandwidth”	the capacity of a communication link

“base station controller”	the controlling equipment in a 2G network that coordinates the operation of multiple BTS’s

“base station subsystem”	the section of a cellular telephone network which is responsible for handling traffic and signaling between a mobile phone and a network switching subsystem

“BTS”	Base Transceiver Station, the electronic equipment housed in cabinets, including an air-conditioning unit, heating unit, electrical supply, telephone hook-up and auxiliary power supply, that together with antennas comprises a personal communications services facility

“CDMA”	Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum

“churn”	the subscriber disconnections for a given period, determined by dividing the sum of voluntary and involuntary deactivations during the period by the average number of subscribers for the same period

“circuit”	the physical connection (or path) of channels, conductors and equipment between two given points through which an electric current may be established and including both sending and receiving capabilities

“dBW”	decibel referencing one watt

“digital”	a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction

“DLD”	Domestic Long-distance, long-distance telecommunications services within one country, including telephone calls and leased line services

“EDGE”	Enhanced Data GSM Environment, a faster version of the Global System for GSM wireless service designed to deliver data at rates up to 384 Kbps thereby enabling the delivery of multimedia and other broadband applications to mobile users

“erlang”	is a unit of measurement of telephone traffic equal to one hour of conversation

“fiber optic cable”	a transmission medium constructed from extremely pure and consistent glass through which digital signals are transmitted as pulses of light. Fiber optic cables offer greater transmission capacity and lower signal distortion than traditional copper cables

“frame relay”	a form of packet switching using larger packets and requiring more sophisticated error checking than traditional forms of packet switching (also referred to as “frame net” in our audited consolidated financial statements included elsewhere in this annual report)

“FWA”	Fixed Wireless Service, a limited mobility service that links to an area code

“Fixed Telecommunication”	also referred to as “fixed voice service” and includes IDD, DLD and fixed local service. This service also includes fixed wireless service

“GPRS”	General Packet Radio Service, a standard for cellular communications which supports a wide range of bandwidths and is particularly suited for sending and receiving data, including e-mail and other high bandwidth applications

“GSM”	Global System for Mobile Communications, a digital cellular telecommunications system standardized by the European Telecommunications Standards Institute based on digital transmission and cellular network architecture with roaming in use throughout Europe, in Japan and in various other countries

“IDD”	International Direct Dialing, a telecommunications service that allows a user to make international long-distance calls without using an operator

“interconnection”	practice of allowing a competing telecommunications operator to connect its network to the network or network elements of certain other telecommunications operators to enable the termination of traffic originated by customers of the competing telecommunications operator’s network to the customers of the other telecommunications operator’s network

“IP VPN”	Internet Protocol Virtual Private Network, a service which enables subscribers to establish the equivalent of an international private automatic branch exchange, or PABX, system, allowing international abbreviated dialing and other PABX features

“ISP”	Internet Service Provider, a company that provides access to the Internet by providing the interface to the Internet backbone

“Kbps”	kilobits (103) per second, a measure of digital transmission speed

“LAN”	Local Area Network, a short-distance network designed to connect computers within a localized environment to enable the sharing of data and other communication

“Mbps”	megabits (106) per second, a measure of digital transmission speed

“MMS”	Multimedia Messaging Services, a cellular telecommunications system that allows SMS messages to include graphics, audio or video components

“media gateway”	a translation unit between telecommunications networks using different standards, such as PSTN, next generation networks and radio access networks

“MIDI”	fixed data services, which include multimedia, data communications and Internet

“MPLS”	Multi-Protocol Label Switching, a data communication network platform technology that increases the efficiency of data traffic flow through a traffic management pattern that classifies data based on its application

“network infrastructure”	the fixed infrastructure equipment consisting of optical fiber cable, copper cable, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals from and to subscriber equipment and/or between wireless networks and fixed networks

“Node B”	a BTS for a 3G network

“PSTN”	Public Switched Telephone Network, a fixed telephone network operated and maintained by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

“RIO”	Reference Interconnect Offer, a regulatory term covering all facilities including interconnection tariffs, technical facilities and other administrative issues offered by one telecommunications operator to other telecommunications operators for interconnection access.

“roaming”	the cellular telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region with cellular network coverage provided by a third-party provider

v

RNC	Radio Network Controllers, the controlling equipment in a 3G network that coordinates the operation of multiple Node Bs

“SIM” or “SIM card”	Subscriber Identity Module, the “smart” card designed to be inserted into a mobile handset containing all subscriber-related data such as phone numbers, service details and memory for storing messages

“SMS”	Short Message Service, a means to send or receive alphanumeric messages to or from mobile handsets

“VoIP”	Voice over Internet Protocol, a means of sending voice information using Internet protocol. The voice information is transmitted in discrete packets in digital form rather than the traditional circuit-committed protocols of the PSTN, thereby avoiding the tolls charged by conventional long-distance service providers

“VSAT”	Very Small Aperture Terminal, a relatively small satellite dish, typically 1.5 to 3.8 meters in diameter, placed at users’ premises and used for two-way data communications using satellite

“WAP”	Wireless Application Protocol, an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, websites, financial information, on-line banking information, entertainment (infotainment), games and micro-payments

“x.25”	a widely used data packet-switching standard that has been partially replaced by frame relay services

PART I

Item 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3:    KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. This financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The year-end financial information is based upon our audited consolidated financial statements as of December 31, 2003, 2004, 2005, 2006 and 2007 and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. Our audited consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 were audited by Prasetio, Sarwoko & Sanjaja and for the years ended December 31, 2006 and 2007 have been audited by Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global.

In 2004, we changed our method of accounting for liabilities relating to employee benefits and for the realization of gains from certain transactions with Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, or Telkom, which resulted in a restatement of our 2003 consolidated financial statements. In 2007, the Government adopted the new cost-based interconnection regime. Under this new regime, we now report operating revenues on a gross basis rather than on a net based method. Using a net based method, we recognize interconnection income net of interconnection expenses. On a gross basis, we recognize interconnection income in operating revenue and interconnection expenses in operating expenses. We have not restated our income statements for the prior period to reflect the gross basis, as the new cost-based regime is only effective from January 1, 2007 onwards.

Such audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), which differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Notes 41, 42 and 43 of our audited consolidated financial statements contained elsewhere herein, which provide a description of certain material differences between Indonesian GAAP and U.S. GAAP, as they relate to us and a reconciliation to the amount of U.S. GAAP net income for each of the years ended December 31, 2005, 2006 and 2007 and the amount of U.S. GAAP stockholders’ equity as of December 31, 2006 and 2007.

	For the years ended December 31,
	Restated 2003 Rp.	2004 Rp.	2005 Rp.	2006 Rp.	2007 Rp.	2007 US$(1)
	(Rp. in billions and US$ in millions, except per share and per ADS)
Income Statement Data:
Indonesian GAAP:
Operating revenues:
Cellular	5,111.9	7,342.1	8,645.0	9,227.5	12.752.5	1,357.6
MIDI	1,245.7	1,483.9	1,694.0	1,902.6	2,168.6	230.9
Fixed telecommunication	1,807.7	1,544.7	1,250.8	1,109.3	1,567.4	166.9
Other services	64.3	59.4	—	—	—	—

Total operating revenues	8,229.6	10,430.1	11,589.8	12,239.4	16,488.5	1,755.4

Total operating expenses	5,881.7	7,232.0	7,937.9	8,840.7	11.968.9	1,274.2
Operating income	2,347.9	3,198.1	3,651.9	3,398.7	4,519.6	481.2
Other income (expense):
Gain on sale of investment in associated company	—	286.2	14.6	—	—	—
Interest income	147.7	187.4	215.1	212.8	232.4	24.7
Gain on sale of other long-term investment	—	110.9	1.2	—	—	—
Gain (loss) on foreign exchange—net	200.1	(66.1)	(79.9)	304.4	(155.3)	(16.5)
Gain (loss) on change in fair value of derivatives—net	—	(170.5)	(44.2)	(438.8)	68.0	7.2
Amortization of goodwill	(252.9)	(226.3)	(226.4)	(226.5)	(226.5)	(24.1)
Financing cost	(838.7)	(1,097.5)	(1,264.8)	(1,248.9)	(1,428.6)	(152.1)
Others income (expense)—net	(51.2)	99.1	85.1	21.2	(80.0)	(8.5)

Total other income (expense)—net	(795.0)	(876.8)	(1,299.2)	(1,375.8)	(1,590.0)	(169.3)

Equity in net income of associated companies	33.8	61.5	0.1	(0.2)	—	—
Minority interest in net income of subsidiaries	(22.5)	(25.0)	(31.4)	(36.5)	(28.1)	(3.0)
Income tax benefit (expense)—net	17.8	(724.6)	(697.9)	(576.1)	(859.5)	(91.5)
Extraordinary item	4,500	—	—	—	—	—
Net income	6,082.0	1,633.2	1,623.5	1,410.1	2,042.0	217.4
Weighted average number of shares outstanding	5,177,500,000	5,202,760,294	5,253,249,519	5,404,654,859	5,433,933,500	5,433,933,500
Operating income from operations per share	453.5	614.7	695.2	628.8	831.7	0.09
Diluted earning per share	1,173.2	313.6	309.0	258.8	375.8	0.04
Before extraordinary items	305.2	313.6	309.0	258.8	375.8	0.04
After extraordinary items	868.0	—	—	—	—	—
Basic earnings per share(2)
Before extraordinary items	305.6	313.9	309.0	260.9	375.8	0.04
After extraordinary items	1,174.7	313.9	309.0	260.9	375.8	0.04
Dividends declared per share(2)	145.6	154.23	149.32	129.8	—	—
Dividends declared per share (in US$)(2)(4)	0.015	0.016	0.017	0.014	—	—
Dividends declared per ADS (in US$)(2)(3)(4)	0.77	0.80	0.83	0.69	—	—
U.S. GAAP:(5)
Net income	1,965.5	1,924.8	1,875.6	1,751.0	2,475.8	263.6
Basic earnings per share(2)	379.6	370.0	357.0	324.0	455.6	0.05
Basic earnings per ADS(2)(3)	18,981.2	18,497.5	17,851.4	16,199.3	22,781.0	2.43
Diluted earnings per share	378.9	369.6	353.3	321.9	455.6	0.05
Diluted earnings per ADS	18,945.3	18,481.0	17,663.5	16,097.2	22,781.0	2.43

	As of December 31,
	Restated 2003 Rp.	2004 Rp.	2005 Rp.	2006 Rp.	2007 Rp.	2007 US$(1)
	(Rp. in billions and US$ in millions)
Balance Sheet Data:
Indonesian GAAP:
Assets
Current assets	7,461.1	6,573.1	7,527.0	5,665.4	10,794.1	1,149.2
Due from related parties	33.4	48.0	30.4	23.3	56.5	6.0
Deferred tax assets—net	136.6	33.2	44.2	46.6	87.1	9.3
Long-term investments	382.9	135.3	3.2	8.8	3.0	0.3
Property and equipment—net	14,093.1	17,243.2	21,564.8	24,918.6	30,572.9	3,254.8
Goodwill and other intangible assets—net	3,344.9	3,012.6	2,682.6	2,689.8	2,350.5	250.2
Other non-current assets	607.2	827.1	934.9	876.2	1,441.1	153.5
Net assets	12,187.0	13,349.0	14,491.0	15,402.4	16,842.5	1,788.0

Total assets	26,059.2	27,872.5	32,787.1	34,228.7	45,305.1	4,823.3

Liabilities
Current liabilities	3,426.6	4,492.8	5,431.4	6,803.2	11,658.6	1,241.2
Due to related parties	38.3	39.1	16.6	29.4	64.9	6.9
Deferred tax liabilities—net	1.7	489.1	865.7	1,244.5	1,482.2	157.8
Long term debts	2,910.5	1,588.1	1,308.8	1,504.8	4,249.0	452.4
Bonds payable	7,268.7	7,524.1	10,161.9	8,734.0	10,088.7	1,074.0
Other non current liabilities	226.4	390.3	511.8	510.4	919.6	97.9
Total liabilities	13,872.2	14,523.4	18,296.1	18,826.3	28,463.0	3,030.2
Minority interest	147.1	164.5	175.7	200.6	297.4	31.7
Capital stock	517.8	528.5	535.6	543.4	543.4	57.8
Stockholders’ equity	12,039.9	13,184.6	14,315.3	15,201.8	16,544.7	1,761.4

Total liabilities and stockholders’ equity	26,059.2	27,872.5	32,787.1	34,228.7	45,305.1	4,823.3

Amount of outstanding shares	5,177,500,000	5,285,308,500	5,356,174,500	5,433,933,500	5,433,933,500	5,433,933,500
U.S. GAAP:(5)
Total assets	27,352.5	30,045.1	35,414.4	36,990.9	48,840.1	5,199.6
Total stockholders’ equity	12,858.7	14,295.0	15,744.3	16,574.8	18,260.6	1,944.1

	As of or for the year ended December 31,
	2003	2004	2005	2006	2007
Operating Data:(6)
Percentage increase (decrease) from prior period:
Operating revenues	21.61%	26.74%	11.12%	5.6%	34.7%
Operating income	25.06	36.21	14.19	(6.9)	33.0
Net income	1,685.08	(73.15)	(0.60)	(13.1)	44.8
Total assets	18.44	6.96	17.63	4.4	32.4
Total stockholders’ equity	15.55	9.51	8.58	6.2	8.8
Operating ratios (expressed as a percentage):
Operating income to operating revenues	28.53	30.66	31.51	27.77	27.41
Operating income to stockholders’ equity	19.50	24.26	25.51	22.36	27.32
Operating income to total assets	9.01	11.47	11.14	9.93	9.98
Net profit margin	73.90	15.66	14.01	11.52	12.38
Return on equity	50.52	12.39	11.34	9.28	12.34
Return on assets	23.34	5.86	4.95	4.12	4.51
Financial ratios (expressed as a percentage):
Current ratio	217.74	146.30	138.58	83.28	92.59
Debt to equity ratio	86.35	72.03	87.34	75.13	100.89
Total liabilities to total assets	53.23%	52.11%	55.80%	55.00%	62.83

(1)	Translated into U.S. dollars based on a conversion rate of Rp9,393 = US$1.00, the Indonesian Central Bank Rate on December 31, 2007. See “—Exchange Rate Information” below.

(2)	Basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Indonesian rupiah and U.S. dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the weighted average number of shares outstanding, after considering the effect of the stock split.
(3)	The basic earnings and dividends declared per ADS data is calculated on the basis that each ADS represents fifty shares of common stock and does not make allowance for withholding tax to which the holders of the ADSs will be subject.
(4)	Calculated using the Indonesian Central Bank Rate on each dividend payment date.
(5)	U.S. GAAP amounts reflect adjustments resulting principally from differences in the accounting treatment of capitalization of interest expense, capitalization of net foreign exchange losses, revenue recognition, equity in net income (loss) of associated companies, amortization of goodwill, amortization of land rights, post-retirement benefit cost, pension plan, gain on difference in value from restructuring transactions of entities under common control and deferred income tax effect of U.S. GAAP adjustments.
(6)	Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	High	Low
Period
2003	8,465	8,571	8,908	8,279
2004	9,290	8,985	9,415	8,441
2005	9,830	9,751	10,310	9,165
2006	9,020	9,141	9,395	8,775
2007	9,393	9,137	9,479	8,672
October	9,103	9,107	9,171	9,045
November	9,376	9,269	9,405	9,078
December	9,393	9,337	9,434	9,240
2008
January	9,291	9,406	9,486	9,291
February	9,051	9,181	9,269	9,051
March	9,217	9,185	9,325	9,072
April (through April 28)	9,239	9,185	9,325	9,072

Source: Bank Indonesia

(1)	The annual average exchange rates are calculated as averages of each monthly period-end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining the stability of the Indonesian rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene. The exchange rate was Rp9,830 = US$1.00, Rp9,020 = US$1.00 and Rp9,393 = US$1.00 as of December 31, 2005, 2006 and 2007, respectively. On April 28, 2008, the exchange rate was Rp9,239 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

Domestic, regional or global economic changes may adversely affect our business

The economic crisis which affected Southeast Asia, including Indonesia, from mid-1997 was characterized in Indonesia by, among other effects, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political events. These conditions had a material adverse effect on Indonesian businesses, including a material adverse effect on the quality and growth of our customer base and service offerings, which depend on the health of the overall Indonesian economy. In addition, the economic crisis resulted in the failure of many Indonesian companies to meet their debt obligations. Many Indonesian companies have not fully recovered from the economic crisis, and many such companies are still in the process of restructuring their debt obligations or are engaged in disputes arising from defaults under their debt obligations. Another economic downturn in Indonesia could lead to additional defaults by Indonesian borrowers and could have a material adverse effect on our business, financial condition and results of operations and prospects. In addition, recent oil price hikes, the subprime mortgage default crises in the U.S. market and potential food shortages may cause an economic slowdown in many countries, including Indonesia. The current high inflation rate in Indonesia may also result in less disposable income available to consumers to spend or cause consumer purchasing power to decrease, which may reduce consumer demand for telecommunication services, including our services.

A loss of investor confidence in the financial systems of emerging and other markets, or other factors, may cause increased volatility in the Indonesian financial markets and a slowdown in economic growth or negative economic growth in Indonesia. Any such increased volatility or slowdown or negative growth could have a material adverse effect on our business, financial condition and results of operations and prospects.

Political and social instability may adversely affect us

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability as well as general social and civil unrest on certain occasions in the past few years. As a relatively new democratic country, Indonesia continues to face various socio-political issues and has, from time to time, experienced political instability and social and civil unrest. Such instances of unrest have highlighted the unpredictable nature of Indonesia’s changing political landscape. Indonesia also has many political parties, without any one party winning a clear majority to date, which has in part resulted in Indonesia having four different presidents since 1998. Although parliamentary and presidential elections proceeded smoothly in 2004, increased political activity can be expected in 2008 with the scheduled presidential election in 2009. These events have resulted in political instability, as well as general social and civil unrest on certain occasions in recent years.

For instance, in June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity rates and telephone charges. In both instances, the Government was forced to drop or substantially reduce the proposed increases.

Regional political instability remains problematic. In April 2006, hundreds of people were involved in a violent protest directed at Freeport’s gold mining operations in the province of Papua and there have been numerous clashes between supporters of separatist movements and the Indonesian military. In recent years, political instability in Maluku and Poso, a district in the province of Central Sulawesi, has intensified and clashes between religious groups in these regions have resulted in thousands of casualties and displaced persons. Political and related social developments in Indonesia have been unpredictable in the past, and we cannot assure you that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia is located in an earthquake zone and is subject to significant geological risk that could lead to social unrest and economic loss

Many parts of Indonesia are vulnerable to natural disasters such as earthquakes, tsunamis, floods, volcanic eruptions as well as droughts, power outages or other events beyond our control. In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including a tsunami in Pangandaran in West Java in 2006, the earthquake in Jogyakarta in central Java in 2006 and the hot mud eruption and subsequent flooding in East Java in 2006. More recently, in February 2007, Jakarta experienced significant flooding. Government funding requirements to areas affected by the Asian tsunami in late December 2004 and such other natural disasters, as well as increasing oil prices, may cause inflation and may cause the Government’s fiscal deficit to increase, which may affect the Government’s ability to meet its obligations on its sovereign debt. Any such failure on the part of the Government, or declaration by it of a moratorium on its sovereign debt, could trigger an event of default under numerous private-sector borrowings including those of our company, thereby materially and adversely affecting our business.

In addition, we cannot assure you that future geological or meteorological occurrences will not have more of an impact on the Indonesian economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize the country, thereby adversely affecting our business, financial condition, results of operations and prospects

Several bombing incidents have taken place in Indonesia, most significantly in October 2002 in Bali, a region of Indonesia previously considered safe from the unrest affecting other parts of the country. Other bombing incidents, although on a lesser scale, have also been committed in Indonesia on a number of occasions over the past few years, including at shopping centers and places of worship. In April 2003, a bomb exploded outside the main United Nations building in Jakarta, and in May 2003, a bomb exploded in front of the domestic terminal at Jakarta International Airport. In August 2003, a bomb exploded at the JW Marriott Hotel in Jakarta, and in September 2004, a bomb exploded in front of the Australian embassy in Jakarta. More recently, bomb blasts in Central Sulawesi killed at least 21 people and injured at least 60 people. On October 1, 2005, bomb blasts in Bali killed at least 23 people and injured at least 101 others. Indonesian, Australian and U.S. government officials have indicated that these bombings may be linked to an international terrorist organization. Demonstrations have taken place in Indonesia in response to plans for and subsequent to U.S., British and Australian military action in Iraq. Further terrorist acts may occur in the future and may be directed at foreigners in Indonesia. Violent acts arising from, and leading to, instability and unrest could destabilize Indonesia and the Government and have had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia relies heavily on funding from multinational lenders, and the inability to obtain such funding would have adverse consequences for Indonesia and us

The World Bank has been an important source of funding for Indonesia. The World Bank has expressed concern that the slow pace of institutional reforms in Indonesia, as well as the Government’s decentralization plan and particularly the empowerment of provincial governments to borrow, could lead to the central Government’s inability to service its debts. The World Bank’s lending program is subject to regular compliance reviews and can be reduced or withdrawn at anytime. As of December 31, 2007, the Government owed approximately US$8.4 billion to the World Bank.

The members of the Paris Club, and the former Consultative Group in Indonesia, or CGI, have also been important sources of funding for the Government. The Paris Club is an informal voluntary group of creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations. The CGI was a group of donor countries and international organizations which met annually to coordinate donor assistance to Indonesia. The Government has several times successfully rescheduled its foreign debt. However, from 2004, the Paris Club has publicly stated that it will no longer reschedule debt owed to its members or to other creditors by the Government as a result of the Government’s decision to end the International Monetary Fund program. In January 2007, the Government decided to end its participation with the CGI and has announced its intention to conduct direct discussions with creditors regarding the Government’s external debt. As of December 31, 2007, the Government’s outstanding external debt was US$80.6 billion.

The Government has recently issued several domestic retail, as well as international, bonds and may continue to acquire funds from the commercial markets in order to fulfill its financial needs. Given the Government’s significant fiscal deficit and modest foreign exchange reserves, the inability of the Government to obtain adequate funding as a result of a reduction or elimination of funding from the World Bank, other institutions or countries or through commercial markets could have adverse economic, political and social consequences in Indonesia, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot assure you that the Government will be able to obtain alternative funding to replace the funding previously provided by its current lenders or to supplement a reduction or elimination of funding from other sources.

Labor activism and unrest may adversely affect our business

In March 2003, the Government enacted a manpower law and implementing regulations allowing employees to unionize. The liberalization of regulations permitting the formation of labor unions combined with weak economic conditions has resulted, and will likely continue to result in, labor unrest and activism in Indonesia. The Government proposed to amend the manpower law in a manner which, in the view of labor activists, would result in reduced pension benefits, the increased use of outsourced employees and prohibitions on unions to conduct strikes. The proposal has been suspended and the new Government regulation addressing lay-offs of workers has not yet become effective. Labor unrest and activism could disrupt our operations and could adversely affect the financial condition of Indonesian companies in general and the value of the Indonesian rupiah relative to other currencies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998 to less than Rp9,500 per U.S. dollar in 2007, it may experience volatility again in the future. The Indonesian rupiah has generally been freely convertible and transferable (except that Indonesian banks may not transfer Indonesian rupiah to persons outside of Indonesia who lack a bona fide trade or investment purpose). However, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian rupiah or by using its foreign currency reserves to purchase Indonesian rupiah. We cannot assure you that the current floating exchange rate policy of Bank Indonesia will not be modified, that further depreciation of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur, or that the Government will take additional action to stabilize, maintain or increase the value of the Indonesian rupiah, or that any of these actions, if taken, will be successful.

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

We may not be able to manage successfully our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian rupiah and a majority of our capital expenditures are, denominated in U.S. dollars. Most of our revenues are denominated in Indonesian rupiah. We may also incur additional long-term indebtedness in currencies other than the Indonesian rupiah, including the U.S. dollar, to finance further capital expenditures.

We currently hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating expenses and annual payments of U.S. dollar-denominated principal and interest payments. In an effort to manage our foreign currency exposure and lower our overall funding costs, we entered into several foreign currency swap contracts with three separate international financial institutions in 2005. In addition, we entered into five foreign currency swap contracts with four international financial institutions in 2006. In 2007, we also entered into seven currency forward contracts with three international financial institutions. For these contracts, we pay either a LIBOR-linked floating rate or a fixed rate premium. As a result of these contractual arrangements, we reduced our foreign currency risk exposure, but increased our exposure to LIBOR-based interest rate risk. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc. (“Moody’s”), and Standard & Poor’s Rating Services (“Standard & Poor’s”), downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. Indonesia’s sovereign foreign currency long-term debt is currently rated “Ba3 outlook” by Moody’s, “BB—” by Standard & Poor’s and “BB” by Fitch Ratings (“Fitch”). These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

We cannot assure you that Moody’s, Standard & Poor’s, Fitch or any other statistical rating organization will not downgrade the credit ratings of Indonesia or Indonesian companies, including us. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Indonesian rupiah-denominated debt would also likely increase.

Indonesian accounting standards differ from those in the United States

We prepare our consolidated financial statements in accordance with Indonesian GAAP, which differs from U.S. GAAP. As a result, our consolidated financial statements and reported earnings could be significantly different from those that would be reported under U.S. GAAP. We have prepared a reconciliation to U.S. GAAP of our consolidated net income for each of the years ended December 31, 2005, 2006 and 2007 and our consolidated stockholders’ equity as of December 31, 2006 and 2007, which reconciliation appears in Note 42 to our consolidated financial statements included elsewhere in this annual report.

We are incorporated in Indonesia, and it may not be possible for investors to effect service of process or enforce judgments, on us within the United States

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to foreign capital invested companies, and all of our significant assets are located in Indonesia. In addition, several of our Commissioners and substantially all of our Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments, on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in U.S. courts.

We have been advised by our Indonesian legal advisor that judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the Securities laws of any state within the United States, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Risks Relating to Our Business

We depend on interconnection agreements with our competitors’ cellular and fixed-line telephone networks

We are dependent on interconnection agreements with our competitors’ cellular and fixed-line telephone networks and associated infrastructure for the successful operation of our business. If any disputes involving such interconnection arrangements arise, whether due to a failure by a counterparty to perform its contractual obligations or for any other reason, one or more of our services may be delayed, interrupted or stopped, the quality of our services may be lowered, our customer churn rates may increase or our interconnection rates may increase, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the Government established a new interconnection regime in February 2006, which became effective on January 1, 2007. This new regime defines operators controlling more than 25% of the market share as “dominant operators” and requires such operators to extend interconnection offers to other telecommunications operators to be approved by the Government. In addition, the new interconnection regime established a new cost-based interconnection tariff scheme under which the operator of the network on which calls terminate would determine the interconnection charges to be received based upon a formula set forth in Regulation No. 8 / Per / M.KOMINFO / 02 / 2006. The new formula became effective as of January 1, 2007 and, as a result, operators were required to charge calls based on the cost of carrying such calls. Such interconnection charges must be calculated and submitted to the DGPT for approval in the form of an Reference Interconnection Offer (“RIO”). By the end of 2006, the Government approved the RIOs of PT Telkom, PT Telkomsel, and us. On April 11, 2008, the DGPT approved RIOs from PT Telkom, PT Telkomsel, and us which amend our previous RIOs. Recently, all telecommunications operators have entered into new umbrella agreements for interconnection. However, each operator must enter into an additional agreement to interconnect with another operator, which may lead to delays in the implementation of the new interconnection regulations. Failure to enter into such agreements may decrease our operating revenues received from, or increase the fees we pay to, other telecommunications operators for interconnection.

We operate in a legal and regulatory environment that is undergoing significant reforms. These reforms may result in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants and changes to the competitive structure of the telecommunications industry. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the reform of the Indonesian telecommunications sector continues, other competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. In January 2007, the Government implemented new interconnection regulations and a new five-digit access code system for VoIP services. See “Risks Relating to Our Fixed Telecommunication Services Business—VoIP usage is increasing, and certain customers use VOIP services rather than traditional international long-distance services, which may continue to have a material adverse impact on our fixed telecommunications services business.” In connection with the Government’s implementation of interconnection regulations, we face considerable uncertainty in respect of interconnection tariffs, which constitutes one of our income resources. This income is gained from telecommunication traffic transmitted by other operators from and to our network. The Government annually determines the interconnection tariff formula used to calculate interconnection costs which should apply to all telecommunication operators in determining the amount of interconnection costs. The interconnection tariff formula determined by the Government has tended to yield declining interconnection costs year after year. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic. The reduction in the amount of revenue and interconnection cost would be mainly determined by the traffic volumes among operators. In the future, the Government may announce or implement other regulatory changes that may adversely affect our business and our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. In addition, we rely to a certain extent on interconnection to the networks of other telecommunications operators to carry calls from our customers to the customers of fixed-line operators and other cellular operators, both within Indonesia and overseas. Our network, including our information systems, information technology and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, our telecommunications control and information technology back-up facilities are highly concentrated with our headquarters and principal operating and tape back-up storage facilities located at two sites in Jakarta. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our ability to attract and retain subscribers, cause significant subscriber dissatisfaction and adversely affect our business, financial condition, results of operations and prospects.

As a dominant IDD telecommunications operator, our retail tariffs for fixed and cellular services are subject to Government approval and may be adjusted to our disadvantage, thereby resulting in an adverse effect on us

Pursuant to regulations issued in February 2006, the Government established a cost-based interconnection scheme with a formula-based guideline for telecommunications operators. Under this tariff scheme, IDD telecommunications operators, such as ourselves, controlling more than 25% of the market share are classified as “dominant operators,” and are required to submit a Reference Interconnection Offer, or RIO, to the Government for approval. The RIO must disclose the type of interconnection services offered by the telecommunications operator and set forth the tariffs charged for each offered service. The Government may assess and periodically review the RIOs proposed by dominant operators for approval. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the Government regarding their tariffs and may implement such tariffs for its customers without Government approval. The new interconnection tariff scheme took effect on January 1, 2007. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, such as providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers, which could adversely affect our business, financial condition, results of operations and prospects.

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

We may be unable to obtain adequate financing to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. During 2006 and 2007, our consolidated capital expenditures totalled Rp6,921 billion and Rp9,726 billion, respectively. During 2008, we plan capital expenditures of approximately US$1.2 billion, which includes approximately US$200.0 million for our new Palapa-D satellite and approximately US$1.0 billion for expansion of cellular coverage, capacity enhancement and in non-cellular network areas and our other business segments. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to finance a change of control offer

Upon the occurrence of specified change of control events, the indentures of our Guaranteed Notes due 2010 and Guaranteed Notes due 2012 (the “Notes”) and Goldman Sachs International (GSI) Loan will require us to offer to repurchase all outstanding Notes for cash at a price of 101% of their principal amount plus accrued interest. In connection with our repurchase of the Notes, we may also be required to repay all or a portion of our bank debt or other debt, if such debt has a similar change of control provision, or obtain consents from the lenders of our outstanding debt to permit the repurchase of the Notes. If we are unable to repay such debt or obtain such consents, we can either repurchase the Notes in violation of these other debt agreements or choose not to repurchase the Notes. The failure to repurchase the Notes would constitute an event of default under the Indenture.

On November 19, 2007, the Supervising Committee For Business Competition (“KPPU”) decided that Temasek, jointly with Singapore Technologies Telemedia Pte Ltd (“STT”), STT Communications Ltd, Asia Mobile Holding Company Pte. Ltd., Indonesia Communications Limited (“ICL”), Indonesia Communications Pte. Ltd. (“ICLS”), Singapore Telecommunications Ltd. (“SingTel”), and Singapore Telecom Mobile Pte. Ltd. (“SingTel Mobile”), breached Article 27(a) of Law No.5 / 1999 and ordered Temasek, jointly with its affiliated entities, STT, STT Communications Ltd., Asia Mobile Holding Company Pte. Ltd., ICL, ICLS, SingTel and SingTel Mobile to discontinue their share ownership in either Telkomsel or us within two years, effective from the date the judgment becomes final and binding. Article 27(a) states that business agents are prohibited from owning majority shares in a number of similar companies which conduct business in the same market if such ownership results in one or a group of business agents controlling over 50% of the market share of one kind of good or service. Temasek and other relevant parties filed an appeal against KPPU’s judgment in the Central Jakarta District Court and the South Jakarta District Court, respectively, however, it is unclear whether the appeals court will nullify or confirm KPPU’s judgment. See “—Item 8: Financial Information—Legal Proceedings.” Temasek and its affiliated entities currently own 40.81% of our total outstanding shares through its indirect subsidiaries, ICL and ICLS and 35.0% of the total outstanding shares in Telkomsel through SingTel. In the event that KPPU’s judgment is affirmed and STT and its subsidiaries, ICL and ICLS, choose to sell their shares in us rather than SingTel selling its shares in Telkomsel, this may result in a change of control under the indentures of our Guaranteed Notes 2010, Guaranteed Notes 2012 and under our Goldman Sachs International Loan Facility agreement. For information on other change of control risk factors, see also “—We face risks in connection with the Business Competition Supervisory Commission’s verdict on Temasek’s cross ownership.” If a change of control occurs, we cannot assure you that we would have sufficient funds available at that time to make any debt repayment (including a repurchase of the Notes) as described above.

The Government is the majority shareholder of our major competitors Telkom and PT Telekomunikasi Selular, or Telkomsel, and the Government of Singapore is a substantial shareholder of Telkomsel. Both governments may give priority to Telkom’s and Telkomsel’s businesses over ours

As of March 31, 2008, the Government had a 14.29% equity stake in us and owns the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including the decision to liquidate us and also permits the Government to appoint one Director and one Commissioner. We understand that the Government and ICL, a subsidiary of STT, had entered into a Shareholders’ Agreement that permitted the Government to appoint two nominees to each of the Board of Commissioners and the Board of Directors and ICL to appoint a simple majority of our Board of Commissioners and Board of Directors. We understand that the Shareholders’ Agreement ceased to be in effect on December 31, 2005.

As of December 31, 2007, the Government also had a 51.0% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat Telkom and us equally when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry.

Temasek Holding (Private) Limited, which is owned by the Government of Singapore through its Ministry of Finance, is indirectly our major shareholder. Temasek Holding (Private) Limited, through its publicly listed subsidiary, SingTel, holds a substantial beneficial interest in Telkomsel through SingTel Mobile. We cannot assure you that significant Government of Singapore policies and plans will support our business.

Our controlling shareholders’ interests may differ from those of our other shareholders

In December 2002, the Government sold 41.9% of our outstanding shares to ICL, a Mauritius company owned and controlled by STT. ICL, and its controlling shareholder, have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our creditors’ best interests, including matters relating to our management and policies. Although nominees of ICL hold positions on our Board of Commissioners and Board of Directors, we cannot assure you that our controlling shareholder will elect or be able to influence our business in a way that benefits our other shareholders or our creditors.

We rely on key management personnel, and our business may be adversely affected by any inability to recruit, train, retain and motivate key employees

We believe that our current management team contributes significant experience and expertise to the management of our business. The continued success of our business and our ability to execute our business strategies in the future will depend in large part on the efforts of our key personnel. There is a shortage of skilled personnel in the telecommunications industry in Indonesia and this shortage is likely to continue. As a result, competition for certain specialist personnel is intense. In addition, as new market entrants begin or expand operations in Indonesia, certain of our key employees may leave their current positions. Our inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face risks in connection with the KPPU’s judgment on Temasek’s cross ownership

On November 19, 2007, KPPU decided on the basis of monopoly and anti-trust concerns that Temasek, jointly with STT, STT Communications Ltd, Asia Mobile Holding Company Pte. Ltd., ICL, ICLS, SingTel, and SingTel Mobile, breached Article 27(a) of Law No. 5 / 1999 and ordered Temasek, jointly with STT, STT Communications Ltd., Asia Mobile Holding Company Pte. Ltd., ICL, ICLS, SingTel and SingTel Mobile to discontinue and divest their share ownership in either Telkomsel or us within two years, effective from the date the judgment becomes final and binding. Temasek and other relevant parties have filed an appeal against KPPU’s judgment in the Central Jakarta District Court and the South Jakarta District Court, respectively, however, it is unclear whether the appeals court will nullify or confirm KPPU’s judgment. See “Item 8: Financial Information—Legal Proceedings.” Temasek and its affiliated entities currently own 40.81% of our total outstanding shares through its indirect subsidiaries, ICL and ICLS and 35.0% of the total outstanding shares in Telkomsel through SingTel. In the event that KPPU’s judgment is affirmed and STT and its subsidiaries, ICL and ICLS, choose to sell their shares in us rather than SingTel selling its shares in Telkomsel, this may result in a change of control under several of our financing facilities. See “—We may be unable to finance a change of control offer.” We cannot assure you that if STT and its subsidiaries, ICL and ICLS, choose to sell their shares in us that the resulting change of control of 40.81% of our total outstanding shares, the loss of a strategic partnership with STT or the potential loss of management and board appointees from STT will not have an adverse affect on our credit rating. Any downgrade of our credit rating by Moody’s, Standard & Poor’s, Fitch or any other statistical rating organization could have an adverse impact on our ability to raise additional financing and the interest rates and other commercial terms at which such additional financing may be available. In addition, we cannot assure you that any such change of control and potential loss of management and board appointees will not have an adverse impact on the implementation or execution of our business strategies in the future.

Moreover, the KPPU’s November 19, 2007 decision has triggered class action suits against us in the Central Jakarta District Court as well as the District Courts in Tangerang and Bekasi. In each of the Central Jakarta and Tangerang proceedings, plaintiffs are claiming damages of up to Rp30,808.7 billion against all defendants, while in the Bekasi proceedings, plaintiffs are claiming damages of up to Rp1,231.7 billion against all defendants. In the event KPPU’s judgment is affirmed and these class actions are successful, we may be liable for payment of substantial damages, which could have a material adverse affect on our business, financial condition and results of operations.

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability.

On November 1, 2007, the KPPU issued a decision regarding a preliminary investigation of us and seven other telecommunication companies based on allegations of price-fixing of SMS and breach of Article 5 of the Anti-monopoly Law (Law No. 5/1999). After preliminary investigations conducted by the KPPU, the KPPU sent a summons letter to us and the seven other telecommunication companies for a hearing session. On December 14, 2007, the KPPU commenced the second stage of its investigation of all operators. If the KPPU believes that it requires further information from us, we may be summoned to appear before the KPPU or requested to provide such information. Under Indonesian law, the KPPU is required to complete the second stage of investigation within 60 business days. This second investigation will be followed by a 30-business day decision-making period. We expect a decision to be rendered in May 2008.

If we and the other operators are found liable for price-fixing, we and the operators may be ordered to terminate or abandon the perceived minimum price arrangement and to pay fines of up to Rp25.0 billion. Such a decision may also trigger a class action suit against us, in the event that the KPPU’s decision stipulates that this price fixing caused consumer loss, as we experienced in the KPPU cross ownership case. Any of the above factors could have an adverse effect on our business, reputation and profitability.

Risks Relating to our Cellular Services Business

We may be unable to execute our cellular network expansion in a timely manner, at all or as planned, and such delay or failure may adversely affect our cellular services business, results of operations and prospects

In late 2003, we merged with our legacy subsidiaries, Satelindo and PT Indosat Multi Media Mobile (“IM3”), which each operated a separate cellular network in Indonesia. In an effort to increase our subscriber base, improve our service quality and reduce our operating expenses, we undertook a program of cellular network integration. During the network integration and optimization process, we experienced periods of cellular service interruptions and inconsistent cellular service quality and network coverage. We completed the integration of the legacy network platforms by the end of 2005 and the network optimization in the first quarter of 2006. However, there may still be some residual risks relating to this network optimization.

We currently plan capital expenditures of approximately US$1.2 billion in 2008 with approximately 80% to 85% of such amount to be allocated to expenditures related to our cellular network. We expect these capital expenditures to include approximately 3,000 new BTSs to expand our coverage zones and for capacity expansion. We plan to install such BTSs using both internal resources and “turn-key” projects carried out by outside vendors. We cannot assure you that our network expansion targets will be achieved due to the possibility of failures in our internal resources or from our outside vendors.

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

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services and features offered and customer service. Our cellular services business competes primarily against Telkomsel and Excelcomindo. Several other cellular service providers also provide cellular services in Indonesia. In addition to current cellular service providers, the Ministry of Communication and Information Technology may license additional cellular service providers in the future, and such new entrants may compete with us. For instance, PT Hutchison Charoen Pokphand Telekomunikasi and PT Natrindo Telepon Seluler, launched their cellular services in the first quarter of 2007 and Smart Telekom launched its cellular services in mid-2007. It is unclear what impact, if any, such new market entrants will have on our business, financial condition, results of operations and prospects. Moreover, we, together with our current competitors, may also be subject to competition from providers of new telecommunications services using new technology and the convergence of various telecommunications services. New and existing cellular service providers may significantly increase subscriber acquisition costs by offering more attractive product and service packages, resulting in higher churn rates, lower ARPU or a reduction, or slower growth, of our cellular subscriber base.

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

In early 2006, the Government announced the tender to all telecommunications operators of three blocks of 5 MHz 3G spectrum. PT Hutchison Charoen Pokphand Telekomunikasi and PT Natrindo Telepon Seluler, had previously obtained 3G spectrum licenses and were not allowed to participate in the most recent tender process. Ultimately, we were awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion. Under the license, we were required to initiate 3G service in at least two areas, Jakarta and Surabaya and their surrounding areas, and to provide coverage for 10% of the population in each of these regions by 2006, 20% by 2007, and 30% by 2009. The license also requires us to initiate 3G service in additional areas on an incremental basis within the next five years. Our primary competitors, Telkomsel and Excelcomindo, were also awarded 3G licenses. As a result, there are currently five telecommunications operators in Indonesia for 3G services and new licenses may be awarded to allocate remaining 3G spectrum. Telkomsel and Excelcomindo launched their 3G services in late 2006. Under the terms of our license, we were required to complete our 3G network expansion to provide network coverage to 20% of the population of Jakarta and Surabaya and 10% of the population in West Java, Yogjakarta and North Sumatra by the end of 2007. We cannot assure you that we will be able to continue our 3G network expansion as planned or successfully complete the population coverage levels mandated by the Government. Moreover, as the Government has not issued guidance on how to calculate percentages of population coverage, it remains unclear whether or not we have fulfilled these requirements under our license. Failure to complete our 3G network expansion could result in an increase in our performance bond for the license or a fine by the Government for non-compliance with the license terms and may adversely affect our business, financial condition, results of operations and prospects.

We face competition from our competitors’ fixed wireless services, which may have a material adverse effect on our cellular and fixed telecommunications services businesses

In December 2002, Telkom introduced TelkomFlexi in Surabaya (East Java), Denpasar (Bali) and Balikpapan (East Kalimantan) using CDMA2000 1x fixed wireless technology. In May 2003, Telkom expanded TelkomFlexi to include the Jakarta area, and Bakrie Telecom, has launched a similar service for Jakarta, Banten and West Java since 2004. Telkom has since expanded TelkomFlexi into more than 250 cities nationwide. Telkom applies PSTN telephone tariffs for its fixed wireless service, which tariffs are substantially lower than those applied to cellular services, and pays lower regulatory fees than those applied to cellular services. Fixed wireless services using CDMA2000 1x technology possess mobility and features similar to those offered by cellular providers within one area code. Fixed wireless service quality may exceed GSM cellular service quality due to more efficient spectrum usage. We cannot assure you that the Ministry of Communication and Information Technology will not take affirmative steps to encourage the network build-out of fixed wireless networks.

The introduction and availability of fixed wireless services and other similar technologies has increased competition based on price and product and service packages among cellular service providers. Fixed wireless services, particularly those offered without significant regulatory restrictions regarding mobility and a system to equalize regulatory fees and tariffs, may have a material adverse effect on our business, financial condition, results of operations and prospects, resulting in, among other things, higher churn rates, lower ARPUs, slower growth in total cellular subscribers and increased subscriber acquisition costs. Since we introduced our StarOne fixed wireless service in May 2004, we have expanded the service to 37 cities and plan to expand such services to certain other cities. However, competition from Telkom, Bakrie Telecom, and other existing fixed wireless services providers that compete directly with us may cause prices to decline for such services and inhibit our ability to increase our total number of fixed wireless subscribers and to expand our fixed wireless services business. Recently, new nationwide fixed wireless services licenses granted to Bakrie Telecom and Mobile-8 have resulted in more aggressive promotion of fixed wireless services in their existing and new areas of coverage. If competitors such as Telkomsel and Exelcomindo are granted fixed wireless services licenses by the Government, this competition may continue to intensify and may adversely affect our business, financial condition, results of operations and prospects.

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

The rapid growth of our cellular subscriber base, together with increasing demand, has led to high cellular usage, particularly in dense urban areas. The available spectrum for use by a cellular network effectively limits its capacity. As a result, radio frequency engineering techniques, including a combination of macro, micro and indoor cellular designs, are needed to increase “erlang per square kilometer” and to maintain cellular network quality despite radio frequency interference and tighter radio frequency re-use patterns. Such radio frequency techniques have been deployed in dense urban environments such as Hong Kong, and we intend to use them when the erlang per square kilometer threshold approaches such a usage profile. However, if our cellular subscriber base should grow significantly larger in high-density areas, we cannot assure you that these efforts will be sufficient to maintain and improve service quality, and we may be required to make significant capital expenditures to maintain and improve cellular service quality based on our current spectrum allocation.

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

Our CDMA frequency migration from 1900 MHz to 800 MHz in the Greater Jakarta areas and optimization of 800 MHz in other areas may cause a decline in cellular service quality and possible network interference

On December 12, 2006, the Government granted us a license to provide two channels of nationwide fixed wireless service in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless license. The Ministry of Communication and Information Technology’s Ministerial Decree No. 181 / 2006 on 800 MHz frequency channel allocation for local fixed wireless services required us to migrate from the 1900 MHz frequency to the new 800 MHz frequency by the end of 2007 in the Greater Jakarta area. Because we had to upgrade our existing radio equipment from 1900 MHz to 800 MHz equipment to complete the frequency migration, we may have experienced inconsistent cellular service quality in our GSM cellular network and possible cellular network interference, and such service issues may be difficult to resolve because the new 800 MHz frequency is located near our GSM frequency allocation on the spectrum of available frequencies. We completed the migration process for CDMA at the end of 2007 and for GSM by March 2008. However, we need to install additional filters to limit the interference between our GSM and CDMA networks. Without such filters, our GSM network performance will be severely degraded due to interference from our CDMA network. We cannot assure you that there will not be inconsistent network coverage and cellular network interference following the migration of our fixed wireless services. Failure to successfully migrate such services in a timely fashion or at all and decreased fixed wireless or cellular service quality and possible cellular network interference resulting from the migration may affect our ability to expand our StarOne services to additional cities and have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on telecommunication tower infrastructure and potential mandated sharing of telecommunication towers with other telecommunications operators may adversely affect our network capacity and call quality

We are highly dependent on our telecommunication tower infrastructure to provide GSM, FWA and 3G network and mobile cellular telecommunications services as we typically install transmitter and transceiver antennas and other BTS supporting facilities in our towers. The availability and installation of such telecommunication towers require licenses from the relevant central and regional authorities. Recently, a number of regional authorities have implemented regulations which limit the number and location of telecommunication towers and established requirements for operators to share in the utilization of telecommunication towers. In addition, on March 17, 2008, the Ministry of Communication and Information Technology enacted Regulation No. 02 / PER / M.KOMINFO / 3 / 2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers (the “Tower Decree”). Based on this regulation, the construction of telecommunication towers requires permits from the relevant governmental institution and the local government determines the placement and location in which telecommunication towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunication towers is obligated to allow other telecommunication operators to utilize its telecommunication towers, without any discrimination. This new regulation went into effect as of March 17, 2008 and required all telecommunications providers or tower providers which had constructed telecommunication towers prior to the enactment of the regulation to comply with the provisions of the regulation by no later than two years from the enactment date. Such regulatory requirements may require us to adjust our telecommunication tower construction plans, relocate our existing telecommunication towers, allow other operators access to our telecommunication towers and perform other measures which may result in the increase of telecommunication tower construction costs, delays in the construction process and potential service disruption and reduced call quality for our customers. If we cannot fulfill the regulatory requirements for telecommunication towers or meet our own network capacity needs for telecommunication towers, we may face difficulties in developing and providing cellular GSM, FWA and 3G telecommunications services. Our dependency on telecommunication tower infrastructure, combined with the risk and burden of sharing of telecommunication towers, may also adversely affect our competitive advantage relative to other operators. New telecommunication providers, for instance, may be able to access more networks without expending capital to construct telecommunication towers, thereby resulting in more competition for us and lower revenue. Any of these events could result in a material adverse effect on our network capacity, the performance and quality of our networks and services and our reputation.

The Tower Decree also mandated that the tower contractor, provider and owner each have to be 100% locally owned companies. We have in the past awarded contracts for construction of towers and renting of towers to foreign owned companies. If we cannot fulfill the regulatory requirements for contracting with locally owned tower contractors, providers and owners, we may have to negotiate for new contracts and incur additional costs.

Despite spending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

As we spend significant financial resources to develop and expand our cellular network, we believe we will continue to add cellular subscribers. However, a continued decline in effective tariffs for voice usage resulting from “free-talk” campaigns and related recent tariff discount promotions, increasing SMS usage and greater cellular penetration in the lower-income segment of the market may cause a decrease in ARPU and our total number of cellular subscribers to increase without a corresponding increase in our operating revenues. In addition, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. We cannot assure you that expansion of our cellular subscriber base, if such expansion occurs, will result in corresponding increases to our operating revenues and will not result in decreases in ARPU.

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

We depend on our licenses to provide cellular services, and our licenses could be cancelled if we fail to comply with their terms and conditions

We rely on licenses issued by the Ministry of Communication and Information Technology for the provision of our cellular services as well as for the utilization of our allocated spectrum frequencies. The Ministry of Communication and Information Technology, with due regard to prevailing laws and regulations, may amend the terms of our licenses at its discretion. Any breach of the terms and conditions of our licenses or failure to comply with applicable regulations could result in our licenses being cancelled. Any revocation or unfavorable amendment of the terms of our licenses, or any failure to renew them on comparable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Fixed Data (“MIDI”) Services Business

Competition with our MIDI services is increasing, and we may experience declining margins from such services as competition intensifies

Our MIDI services are facing increased competition from new and established operators, which may have wider customer bases and greater financial resources than us, such as Telkom, with its broad international reach and developed domestic infrastructure. In addition, operators such as Excelcomindo, First Media and Icon+, some of which have alliances with foreign telecommunications operators, compete with us in this business segment. Moreover, our satellite business faces increasing competition as new and more powerful satellites are launched and as companies acquire exclusive licenses to provide broadcast services in Indonesia, including Indovision’s acquisition of an exclusive license to provide direct-to-home television services. We lease transponder space on our Palapa-C2 satellite for periods of two to five years, and we estimate the remaining useful life of such satellite to be approximately three years. As additional satellites become operational, as our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

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

We maintain in-orbit insurance in the event of the total loss of the Palapa-C2 satellite prior to 2011, providing for a single payment of US$14.0 million in the event that the satellite is lost or destroyed. Palapa-C2’s satellite control processor has been identified as prone to failure, and our satellite insurance excludes coverage of satellite malfunction caused by failure of the satellite control processor. If damage or failure renders our satellite unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could have a material adverse effect on our overall business and increase operating expenses associated with our provision of other telecommunications services.

Our failure to launch our new Palapa-D satellite may adversely affect our financial condition, results of operations and ability to provide certain services

On June 29, 2007, we signed a contract to purchase Palapa-D, a new satellite which will replace our Palapa-C2 satellite. We plan to launch our Palapa-D Satellite in late 2009. Based on our purchase contract and as part of our risk management procedures, we will purchase satellite components which have long lead times. Because we purchase components with long lead times, the satellite manufacturer has agreed to provide us with a substitute satellite which can be launched within 18 months should there be a failure in launching our Palapa-D satellite, as compared to the typical preparation period of 26 months. While we prepare for the launch of our Palapa-D satellite, we will attempt to extend the operational life of our Palapa-C2 satellite until the second quarter of 2011 by using an “inclined orbit” technique. Delay in launching or operating the Palapa-D satellite as a result of failures in the construction process, delivery to the launching location, the launching of or in-orbit delivery (IOD) of the satellite, or other factors, may adversely affect our ability to provide satellite services, particularly if such delay extends past the operational life of our Palapa-C2 satellite. If such delays occur, we may experience increased operating expenses associated with our provision of telecommunications services and losses or damage to the new Palapa-D satellite during the construction process, delivery and launching, which may not be covered by insurance.

Risks Relating to Our Fixed Telecommunications Services Business

Our CDMA frequency migration from 1900 MHZ to 800 MHz in the Greater Jakarta areas and optimization to the 800 MHz frequency in other areas may cause a decline in fixed wireless service quality and possible cellular network interference

Since 2004, we have operated fixed wireless access services in Jakarta and Surabaya and their surrounding areas using CDMA2000 1x fixed wireless technology. We provide such services through a 5 MHz spectrum allocation in the 1900 MHz band for the Jakarta, West Java, and Banten regions and through a 5 MHz spectrum in the 800 MHz band for other areas of the country. In 2005, the Government implemented regulations requiring that all telecommunications services using CDMA2000 1x fixed wireless technology must migrate to the 800 MHz band, and that after December 2007, the 1900 MHz band would be reserved exclusively for 3G cellular services. In addition, the Government declared that no compensation would be provided to telecommunications operators in connection with any necessary frequency migrations related to the implementation of such regulations and that we were not allowed to develop or expand our fixed wireless access in the Jakarta, West Java and Banten regions. Furthermore, our ability to gain more fixed wireless subscribers is dependent upon additional allocations of numbering blocks and fixed wireless spectrums from the Government to increase network capacity. If we fail to obtain new numbering block allocations as and when needed, we may experience difficulty attracting and retaining cellular subscribers, which could have a material adverse effect on our cellular services business.

On December 12, 2006, the Government allocated two channels of nationwide fixed wireless spectrum to us in the 800 MHz frequency. This license replaces our previous fixed wireless license for three channels in the 1900 MHz frequency. The Ministry of Communication and Information Technology’s Ministerial Decree No. 181 / 2006 on 800 MHz frequency channel allocation for local fixed wireless services required us to migrate from the 1900 MHz frequency to the new 800 MHz frequency by the end of 2007 in the Greater Jakarta area. Because we had to upgrade our existing radio equipment from 1900 MHz to 800 MHz equipment to complete the frequency migration, we may have experienced inconsistent network service quality during this migration period. We completed the migration process for CDMA at the end of 2007. However, we cannot assure you that the migrated CDMA network will function as planned. Failure to successfully migrate such services and decreased fixed wireless or cellular service quality and possible cellular network interference resulting from the migration may affect our ability to expand our StarOne services to additional cities and have a material adverse effect on our business, financial condition, results of operations and prospects. For risks to our cellular services related to CDMA migration, see “Risks Relating to our Cellular Services Business—Our CDMA frequency migration from 1900 MHz to 900 MHz in the Greater Jakarta areas and optimization to the 800 MHz frequency in other areas may cause a decline in cellular service quality and possible cellular network interference.”

The entry of additional Indonesian telecommunications operators, as providers of international long-distance services could adversely affect our fixed telecommunications services operating margins, market share and results of operations

Telkom, a well-established Indonesian telecommunications incumbent with significant political and financial resources, obtained a license to provide international long-distance services on May 13, 2004 and launched its commercial service on June 7, 2004. Telkom’s entry into the international long-distance market poses a significant competitive threat to us. As a result of Telkom’s entry into the international long-distance market, we lost market share and experienced other adverse effects relating to our fixed telecommunications services business. By the end of 2006, Telkom had acquired significant market share for IDD services. In addition, the Government has issued Bakrie Telekom a new international long-distance license in an effort to encourage greater competition in the international long-distance services market. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services and local telecommunications access, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the Ministry of Communication and Information Technology announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, the Government enacted Ministerial Decree No. 43 / 2007, which extended the date of implementation of the DLD access code to April 3, 2008. The Ministerial Decree also sets forth a schedule on implementing “01X” long distance access. Starting April 3, 2008, those access codes will be implemented in Balikpapan. Following the implementation, Balikpapan residents will be able to choose from options “0,” “011” or “017” in connecting their long distance calls. Whether the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board on Indosat and Telkom’s fixed phone service customers and on several criteria such as (i) Telkom must open the DLD access code of “01X” in certain area codes within a certain timeframe if

Indosat, as a second DLD operator, has Fixed Wireless Access (“FWA”) with limited mobility customers which equal or exceed 30% of Telkom’s FWA services with limited mobility customers or (ii) Telkom must open the DLD access code of “01X” in certain area codes within a certain timeframe if Indosat, as a second DLD operator, has Fixed Terminal customers which equal or exceed 15% of Telkom’s wireline and FWA services with limited mobility customers. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation with industry incumbents, which may result in reduced margins and operating revenue, among other things, all of which may have a material adverse effect on us. We cannot assure you that the access code in Balikpapan will remain intact or be successful in improving our revenues from long distance. We also cannot assure you that similar access codes will be implemented in other cities.

VoIP usage is increasing, and certain customers use VoIP services rather than traditional international long-distance services, which may continue to have a material adverse impact on our fixed telecommunications services business

Worldwide and Indonesian trends indicate increased usage of VoIP services and a corresponding decrease in the usage of traditional international long-distance services. The cost structure for providers of VoIP services is lower than that for traditional fixed-line operators and, as such, VoIP services are customarily offered at significant cost savings compared to international long-distance services. Availability of VoIP services, despite their lower quality as compared to international long-distance services, may continue to adversely impact our operating revenues from fixed telecommunications services due to lower traffic volumes and reduced pricing plans for our traditional international long-distance services.

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

The unstable economic and political situation in Indonesia may adversely affect the level of international business activity in Indonesia, which may have a material adverse effect on our operating revenues from international long-distance services

Our international long-distance services are impacted by the levels of international business activity and tourism in Indonesia, the number of Indonesian overseas workers international accounting rates, tariffs for international long-distance, fluctuations in the exchange rate of the Indonesian rupiah against the U.S. dollar and compensation to telecommunications carriers and service providers. The continued unstable economic and political situation in Indonesia, including events preceding the general election in 2009, may adversely affect foreign investment and international business activity in Indonesia, which may result in lower customer demand for our international long-distance services.

We may be unable to retain both of our international access codes, and the loss of either access code may adversely impact our operating revenues from fixed telecommunications services and our marketing strategy for our fixed telecommunications services

In August 2003, we received confirmation from the Ministry of Communication and Information Technology that we could continue to provide international long-distance services pursuant to the operating license of our legacy subsidiary, Satelindo, using its “008” international access code in conjunction with our “001” international access code. We have attempted to market these international access codes as distinct brands targeted to different corporate and consumer segments. We cannot assure you that the Government will allow us to continue using both international access codes. If the Government restricts our ability to use both international access codes, our marketing strategy for international long-distance services, and operating revenues related to such services, would be adversely affected.

Item 4:    INFORMATION ON THE COMPANY

Overview

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and one of the providers of international long- distance services in Indonesia. We also provide MIDI services to Indonesian and regional corporate and retail customers. During 2007, our operating revenues totaled Rp16,488.5 billion (US$1,755.4 million). Our principal products and services include:

•

Cellular services. We provide GSM 900 and 1800 cellular services to approximately 24.5 million cellular subscribers throughout Indonesia as of December 31, 2007. We are focusing on increasing our cellular network coverage, capacity and quality through the purchase of new equipment and the redeployment of existing equipment.

•

Fixed telecommunications (voice) services. We are one of the leading providers of international long-distance services in Indonesia as measured by aggregate incoming and outgoing call minutes for 2007. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we launched our fixed wireless services in 2004 and have continued to expand such services. We have also provided DLD services since 2003 and local fixed telephony services since 2002.

•

MIDI services. We provide broadband and narrowband MIDI services, including frame relay services, VSAT services, leased circuits and Internet services directly and through our subsidiaries, Lintasarta and PT Indosat Mega Media (“IMM”). We offer this suite of products primarily to our valued corporate and retail customers and wholesalers in an attempt to provide full-service telecommunications solutions.

Our principal shareholders are ICL and ICLS, with an ownership interest of approximately 40.81% of our common stock, and the Government through the Ministry of State-Owned Enterprises with an ownership interest of 14.29% of our common stock, in each case as of March 31, 2008. Both ICL and ICLS are wholly owned by Asia Mobile Holdings Pte Ltd (“AMH”) which is approximately 75% owned by STT and approximately 25% owned by Qatar Telecom (Qtel) Q.S.C. STT is a leading information-communications company in Singapore with operations and interests in the Asia-Pacific region and the United States. STT is wholly owned by Temasek Holdings (Private) Limited, which is wholly-owned by the Singapore Ministry of Finance. Through its group of companies, STT offers an array of telecommunications, information and communications services, including fixed and mobile communications, Internet exchange and data communications, satellite, broadband and pay-TV. We believe we represent STT’s largest investment outside Singapore.

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

Following regulatory changes in the Indonesian telecommunications industry in 1999 and 2000, we began implementing a strategy designed to transform us from being Indonesia’s primary international telecommunications provider into a leading, fully integrated telecommunications network and service provider in Indonesia. In 2000, the Government’s introduction of the Telecommunications Law, which encourages industry liberalization, directly impacted our business. In 2001, as part of the Government’s initiative to restructure the telecommunications industry, we entered into an agreement with Telkom to eliminate our respective cross-shareholdings in several operating subsidiaries, including:

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

In August 2002, we entered the domestic telecommunications sector by obtaining a license to provide local fixed network services in the Jakarta and Surabaya areas. We deployed approximately 13,000 lines in those areas to provide local fixed telephone services and announced our strategic objective to become a leading fully integrated telecommunications network and service provider in Indonesia. In 2002, the Government divested 517.5 million shares, representing approximately 50.0% of our outstanding Series B common stock at the time, in two stages. In May 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender. In December 2002, the Government divested 41.9% of our outstanding Series B common stock to a subsidiary of STT. The Government owned 14.29% of our outstanding Series B common stock and the one Series A share as of March 31, 2008. ICL and ICLS owned 40.81% of our outstanding Series B common stock. ICL and ICLS is owned by AMH, which is approximately 75%-owned by STT and 25%-owned by Qatar Telecom. The remaining 44.90% of our outstanding Series B common stock is owned by public shareholders as of March 31, 2008. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

On November 20, 2003, we merged with Satelindo, Bimagraha and IM3 and all assets and liabilities of such legacy subsidiaries were transferred to us on such date. Since entering the Indonesian cellular market through our acquisition of Satelindo and establishment of IM3 and the subsequent integration of such companies in 2003, cellular services have become the largest contributor to our operating revenues.

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the year ended December 31,
	2005		2006		2007
	Rp.	%	Rp.	%	Rp.	%
	(Rp. in billions, except percentages)
Cellular services	8,645.0	74.6	9,227.5	75.4	12,752.5	77.3
Fixed telecommunications	1,250.8	10.8	1,109.3	9.1	1,567.4	9.5
MIDI services	1,694.0	14.6	1,902.6	15.5	2,168.6	13.2

Total operating revenues	11,589.8	100.0	12,239.4	100.0	16,488.5	100.0

Cellular Services

Cellular services contributed revenues of Rp12,752.5 billion for 2007, representing 77.3% of our total consolidated operating revenues in 2007. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 24.5 million subscribers as of December 31, 2007. For 2007, we had an estimated market share of 27.9%, which figure is based on our estimates made using available market data. Our cellular network currently provides network coverage in all major cities and population centers across Indonesia. We provide our cellular services using GSM 900 and GSM 1800 technology.

Following the merger of Satelindo and IM3 into Indosat in 2003, we began a network integration process to combine these two networks using a common cellular platform. As this network integration process involved a wide geographical area and equipment compatibility issues, some of our cellular subscribers experienced periods of inconsistent cellular service quality during various stages of the integration, particularly in 2005 and in the Java region. As a result, we were unable to launch marketing initiatives related to our cellular services on a nationwide basis until the first quarter of 2006. We believe these network integration issues contributed significantly to our decrease of approximately 1.5 million cellular subscribers during the first quarter of 2006. We completed our network integration during the first quarter of 2006 and we believe our cellular service quality has improved. After the network integration, we began launching several nationwide marketing initiatives to attract new cellular subscribers, including Mentari “Freetalk” and IM3 “Raja SMS.” As a result of these initiatives, we experienced increased SMS usage and voice traffic relative to the number of cellular subscribers in 2006 and 2007 as compared to prior periods. In 2007, we continued to launch several marketing initiatives, including Mentari “Free Talk” and IM3 “Raja SMS”, and to promote the Mentari “Hebat” campaigns. As a result of these programs, we also recorded a 46.9% increase in the number of cellular subscribers from 16.7 million to 24.5 million in December 2007. Although our cellular network quality has improved and several marketing initiatives have been launched in the first half of 2006, the effect of these events on our financial condition continued into the second half of 2006 and in 2007.

Services

Our principal cellular service is the provision of voice and data transfer, which measures the usage of our cellular network by our customers and is sold through postpaid and prepaid plans. The tariff structure differs between postpaid and prepaid plans, with prepaid subscribers subject to higher tariffs to offset the absence of monthly subscription fees.

We offer postpaid plans under the brand name “Matrix.” The Matrix postpaid plan is designed for high-end users. We offer different promotions related to this segment of cellular service users. Matrix is a basic service package with a postpaid payment plan and, since October 2005, includes free national roaming for all Matrix subscribers. In addition to the previous three optional Matrix program packages, which were launched in 2005, we began offering a new Matrix package called “Matrix Strong” in 2006. “Matrix Strong” offers 50 free minutes of on-net voice calls, 50 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of

Rp50,000. In January 2007, we launched “Matrix Strong Become Stronger,” which offers cellular subscribers the choice between two additional promotions: (i) 125 free minutes of on-net voice calls, 125 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp100,000; and (ii) 200 free minutes of on-net voice calls, 200 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp150,000. In November 2007, we launched a new marketing program named “Matrix Auto.” The program offers customers with an opportunity to set their maximum usage amount for one month, and recharge the card with a prepaid voucher once this limit has been passed. The tariff for this product will consist of a tariff priced between those tariffs charged to prepaid customers and postpaid subscribers. Our Matrix brand has a high degree of brand awareness and was awarded Top Brand Award by Frontier Consultant in February 2008. We also offer Matrix Hajj and Umroh for our postpaid customers.

We offer prepaid plans under the brand names “Mentari” and “IM3.” Mentari and IM3 offer free national roaming, and we believe our Mentari and IM3 products have a high degree of brand awareness, thereby providing a competitive advantage when attempting to attract and retain customers in a competitive market. In February 2008, Frontier Consulting Group and Marketing Magazine awarded us the Top Brand Award for both our Mentari and IM3 brands for outstanding achievement in building our brand awareness and market share, the latter of which is based on customer-stated preferences and customer loyalty. We have differentiated our two prepaid brands based on market segments. Our Mentari brand is marketed toward families, friends and travelers in the community with voice services being promoted at competitive prices. Our IM3 brand is marketed toward the younger generation with SMS being positioned as our value proposition. Starting in early 2008, we adjusted the promotion for our prepaid brands to meet market demand. For instance, our Mentari brand provides a flat rate tariff for calls nationwide, while our IM3 offers more minutes of on-net voice calls and increased SMS usage. We have developed the “Mentari” and “IM3” brands to offer promotions and engage in advertising designed for those specific market segments.

In January 2008, we launched the “Mentari 1st Minute Free” program, which offers Mentari customers the first minute of calls, free of charge, if it is a local call made to Mentari, IM3 or Matrix customers. We also launched the IM3 Ce-eSan for IM3 customers, which offers free SMS services to two friends who are registered to be their Ce-eSan, if they accrue minimum voice calls amounting to Rp2,000 per day.

Postpaid and prepaid customers have access to local, DLD and international direct long-distance dialing. In addition, we offer a variety of additional, value-added services, functions and features for our customers, bundled according to the package selected, including:

•	SMS: allows customers to send short text messages to other cellular users’ handphone display screens;

•	MMS: allows customers of GSM service to send pictures, text and sound/voice in a single packet message;

•	Voice SMS: allows customers to send audible messages;

•	Ring-back tone: allows customers to choose their favorite song as the ringtone that is heard by callers for incoming calls;

•	GPRS: provides mobile data communications with GSM-based technology, including mobile Internet, data transfer and push e-mail (BlackberryTM services);

•	Mobile data and facsimile services: allows customers to download sports, news, horoscope, movies, music and finance content to their mobile handsets and to send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by customers;

•	Caller identification: displays the incoming call number on a customer’s mobile phone display screen;

•	Call holding: allows customers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals customers that they have an incoming call while the line is engaged. Upon hearing such a signal, customers can answer the second call and place the original call on hold;

•	Call forwarding: enables customers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides customers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the customer’s bank account or credit card;

•

Recharge via SMS and automatic teller machines: enables customers to recharge their prepaid airtime plans via SMS and automatic teller machines automatically deducting billed amounts from the customer’s bank account; and

•	International roaming: allows prepaid and postpaid customers to receive SMS and voice services while roaming in foreign cellular networks.

Facsimile, detailed billing and direct debit payments are only available to postpaid subscribers. We offer certain services free of charge, including caller identification, call holding, call waiting and call forwarding, while others, such as SMS, mobile data and facsimile services and detailed billing, carry additional fees. We introduced our SMS service to postpaid cellular subscribers in 1995 and extended the service to prepaid subscribers in May 2000. Usage levels have increased from an average of approximately 319,000 text messages per day in June 2000 to a daily average of approximately 69.4 million and 100.0 million text messages in December 2006 and December 2007, respectively. In 2005, 2006 and 2007, SMS usage fees represented a substantial portion of our operating revenues from value-added cellular services and features. We expect SMS to continue to contribute the majority of revenues from value-added cellular services and features, but anticipate increased revenues from GPRS and mobile data services in future periods.

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

We conducted initial commercial operations for GPRS service in early 2002. GPRS service with EDGE technology is now available in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua with full network access. In cooperation with StarHub and Research-In-Motion, we introduced BlackberryTM Enterprise Service to our corporate customers in December 2004 and BlackberryTM services for personal users in March 2005. As of December 31, 2007, we have more than 6,000 BlackberryTM customers.

We revised our interconnection agreements with telecommunications operators following the implementation of the new interconnection regime. These revised agreements allow our cellular networks to interconnect with the PSTN operated by Telkom, our international gateways and the networks of each of the other Indonesian cellular and fixed wireless operators, thereby allowing our cellular subscribers to communicate with customers of other telecommunications service providers.

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2007, our postpaid cellular subscribers could roam internationally on 319 networks, owned by 273 operators in 122 countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS. which was formed to increase each member’s competitive value in providing international telecommunication services in their respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and WCDMA, the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 150 million customers in nine countries, including Indonesia.

On February 8, 2006, the Government conducted an open bidding process for 3G spectrum licenses and, following satisfactory completion of the bidding process, we were awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion, a bid lower than that of our competitors. Under the terms of the license, we are also required to submit an annual performance bond to the Government of 5% of the total license fee, or Rp20.0 billion, whichever is higher. We will forfeit this performance bond as a penalty if we are unable to deliver 3G services as stipulated by the Government. Under the license, we were required to initiate 3G service in at least two areas, Jakarta and Surabaya and their surrounding areas, and to provide coverage for 10% of population in each of these regions by 2006, 20% by 2007, and 30% by 2009. The license also requires us to initiate 3G service in additional areas on an incremental basis within the next five years. Under the terms of our license, we were required to complete our 3G network expansion to provide network coverage to 20% of the population of Jakarta and Surabaya and 10% of the population in West Java, Yogjakarta and North Sumatra by the end of 2007. We cannot assure you that we will be able to continue our 3G network expansion as planned or successfully complete the population coverage levels mandated by the Government. Moreover, as the Government has not issued guidance on how to calculate percentages of population coverage, it remains unclear whether or not we have fulfilled these requirements under our license. Failure to complete our 3G network expansion could result in an increase in our performance bond for the license or a fine by the Government for non-compliance with the license terms and may adversely affect our business, financial condition, results of operations and prospects.

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

Since the launch of our cellular services in Indonesia, we have recorded cellular subscriber growth in each year. Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2005, we had 676,407 postpaid and 13,836,046 prepaid cellular subscribers. As of December 31, 2007, our subscriber base had grown to 599,991 postpaid and 23,945,431 prepaid cellular subscribers. We have focused on increasing the number of our prepaid cellular subscribers as prepaid subscriptions minimize cellular subscriber credit risks and reduce billing and collection costs. Moreover, we believe Indonesian cellular customers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans.

The following table presents certain information regarding our postpaid, prepaid and total cellular subscriber base as of the dates indicated:

	As of December 31,
	2005	2006	2007
Cellular subscribers:(1)
Prepaid	13,836,046	15,878,780	23,945,431
Postpaid	676,407	825,859	599,991

Total	14,512,453	16,704,639	24,545,422

(1)	Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. We define an “active cellular subscriber” as a cellular subscriber: (i) who, in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 100 days after the last statement date; or (ii) who, in the case of a prepaid subscriber, recharges the SIM card within 37 days immediately following the SIM card’s expiry date (i.e., 30 days from the date of activation) by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

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

The following table presents selected information regarding our ARPU for the periods indicated:

	For the year ended December 31,
	2005	2006	2007
	(Rp.)
ARPU:(1)
Postpaid	240,810	194,791	182,682
Prepaid	58,054	52,713	47,028
Blended ARPU	67,113	60,023	52,821

(1)	The average monthly revenue (in Indonesian rupiah) per cellular subscriber is computed by dividing monthly recurring cellular services revenues, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period by the average number of cellular subscribers. The average number of cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. We define an “active cellular subscriber” as a cellular subscriber: (i) who, in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 100 days after the last statement date; or (ii) who, in the case of a prepaid subscriber, recharges the SIM card within 37 days immediately following the SIM card’s expiry date (i.e., 30 days from the date of activation) by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

After the completion of our network integration in 2005, and cellular network optimization in the first quarter of 2006, we believe we have improved our cellular service quality significantly. We continued our nationwide marketing and promotional activities under the “Punya Indosat” or “Indosat Owned” campaign in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. Our “Indosat Owned” campaign involves our wide range of innovative value-added services, including “I-Ring,” a personal ring-back tone, “I-Say,” a voice messaging service, and “I-Memova,” one of our push e-mail services, as well as promotions such as Mentari “Freetalk”, Mentari “Hebat” and IM3 “Raja SMS.” We also continued “Point Plus Plus,” a program that provides cellular subscribers certain rewards for usage. This program enables customers to redeem their points for prizes as well as being entered in a drawing for four automobiles from Jaguar. In addition, we regularly advertise through major newspapers, television, outdoor media, magazines and direct mailings and cross-sell our products with other leading corporations.

To consolidate our marketing channels for cellular services, we have opened integrated walk-in centers, under the name “Galeri Indosat,” which we operate, and “Griya Indosat,” which is operated by our exclusive distributors. Our walk-in centers provide cellular subscribers with sales, customer service and product information. As of December 31, 2007, we operated 316 walk-in centers nationwide. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations.

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

Tariff Structure and Cellular Services Operating Revenues

Based on Ministerial Decree No. 12 / 2006, the Government regulates tariff formulations for changes in basic telecommunication services by establishing the floor price of certain tariffs based on the interconnection cost. The interconnection cost has been effective since January 1, 2007, but certain interpretative rules regarding retail floor price formulation have not yet been clarified, and we understand the Government recently announced Ministerial Decree No. 9 / 2008 on April 7, 2008, regarding the new cellular retail tariff formulations. Pursuant to this new regulation, we have implemented a new retail tariff formulation in April 2008.

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires that the originators of telephone calls pay for calls. The tariffs for postpaid subscription services consist of activation, monthly subscription and interconnection-based usage charges. The interconnection-based usage charges are calculated by considering three interconnection costs: originating, transit and terminating costs, which depend on the routing traffic. The new tariff formulation regulated by the Government does not differentiate between prepaid and postpaid cellular services tariffs. However, the tariffs for prepaid and postpaid cellular services may be different based on network element costs.

Activation Fees and Monthly Charges. Activation fees represent the initial connection fees charged to new postpaid and prepaid customers when subscribing to a cellular network. Monthly charges represent fixed amounts charged only to postpaid cellular subscribers for maintaining access to the cellular network. Currently, our postpaid customers are no longer charged an activation fee. We offer several programs for postpaid customers, including a minimum monthly usage of Rp25,000, “Matrix Strong” for Rp50,000 and other promotional programs. Under Indonesian GAAP, sales of initial and reload vouchers are recorded as unearned revenues and recognized as revenue upon usage or expiration of the voucher.

Usage charges. There are three types of calls: local, long distance, and international calls. For the purposes of determining termination, calls may terminate on any of the cellular, fixed or satellite networks. In September 2006, we submitted a Reference Interconnect Offer (“RIO”) to the Government, which included the proposed tariff for all types of calls. The Government has approved our proposal and it has been used as the basis for interconnection agreements with other telecommunications operators since January 1, 2007. In early 2008, we submitted a new RIO to the Government for approval relating to our proposed new interconnection tariff, and in April 2008, the Government approved our RIO.

Value-added Services. The Ministry of Communication and Information Technology did not regulate the tariffs for SMS or other value-added services until early 2008. Based on Ministerial Decree No.9 / 2008, the Government now regulates the tariff formula for value-added services, including SMS. Pursuant to this new regulation, we charge maximum usage fees for SMS usage at Rp150 per message for postpaid subscribers and Rp149 per message for prepaid subscribers. We also offer promotional discounts for certain SMS services for both postpaid and prepaid customers. SMS operates on a “sender-keeps-all” basis, which means that we earn revenues whenever one of our cellular subscribers sends an SMS. We do not, however, earn revenues when a customer of another telecommunications operator sends an SMS to one of our cellular subscribers. For our GPRS service, cellular subscribers are charged Rp1 per kilobyte of data downloaded. We receive roaming settlements from foreign telecommunications operators when their cellular subscribers roam on our network.

Interconnection

We currently interconnect with the fixed line and cellular networks operated by all network operators at numerous locations throughout Indonesia. To minimize our interconnection expenses, we utilize our own backbone transmission facilities whenever possible and in compliance with applicable regulations. For example, routing a long-distance call from a customer in Surabaya to a destination customer in Jakarta through our fiber optic or microwave transmission lines allows us to avoid the use of another operator’s network, thereby lowering our interconnection expenses associated with routing our intra-network usage.

Activation, Billing and Collection

Potential customers can apply for our cellular services at our sales and distribution points. Many of our independent dealers, however, can only receive new applications for cellular services, which are then forwarded to us for processing. A potential subscriber for our postpaid service is required to provide proof that such subscriber meets our minimum credit requirements. If a potential subscriber does not meet our postpaid requirements, our sales representative recommends our prepaid services. Once approved, postpaid service SIM cards are activated within 24 hours.

We bill our postpaid subscribers on a monthly basis through our centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber’s account as originating, transit and terminating charges are assessed.

Our postpaid subscribers have a variety of payment options in paying their monthly bills. Payment can be made by cash and major credit cards through Indosat galleries, bank tellers or post office branches. In addition, customers can also make payment via automatic debit through banks or participating credit card companies, bank transfers, Automatic Teller Machines, Electronic Data Capture, mobile banking, Internet banking, and phone banking. Payments are due 20 days after the account statement date. Twenty-seven days after the statement date, we remind subscribers who have not paid their balance and block their ability to make outgoing calls. For subscribers who remain unpaid 40 days after the statement date, we block the subscriber’s ability to make or receive calls. We permanently disconnect service and cancel the subscriber’s SIM card for accounts that are more than 50 days past due and remove such subscriber’s data from our network after 120 days from the statement date.

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

Competition

The cellular services business in Indonesia has become increasingly competitive during recent years. Competition in the cellular communications industry is based principally on network coverage and technical quality, price, the availability of data services and special features and quality and responsiveness of customer service. Based on our estimates made using available market data, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), we and Excelcomindo (which is indirectly majority-owned by Telekom Malaysia), provided approximately 86.5% of Indonesia’s wireless telecommunications services as of December 31, 2007.

In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000 1x service in the Jakarta area. Currently, Telkom offers this service throughout Java and several large cities in Sumatra and other islands. Telkom offers this service as fixed wireless service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the Ministry of Communication and Information Technology issued Ministerial Decree No. 35 / 2004 stating that the service area of the fixed wireless network shall be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless service is therefore prohibited from extending its roaming services to other area codes. In addition to TelkomFlexi, Bakrie Telecom has offered identical services in the Jakarta area, Java and North Sumatra.

In early 2004, PT Bimantara Citra Tbk. launched a new wireless operator named Mobile-8, which uses CDMA2000 1x and EVDO technology. Mobile8 has received a nationwide license to provide wireless telecommunications services and competes with traditional GSM operators by attracting new cellular subscribers with discounted prices as its primary advantage.

Starting in 2005 and 2006, most Indonesian telecommunications operators conducted aggressive subscriber acquisition programs with a goal to increase individual market share. Through the offer of discounts, bonuses and special rates, operators attempted to differentiate their services from those of other operators, primarily based on price. This competition has caused tariffs to continue to decline and, as a result, we believe cellular subscriber ARPU has continued to decline for most Indonesian telecommunications operators.

In addition to increased price competition for cellular services several, telecommunications operators have been granted a license to operate a 3G mobile telecommunications network. We believe competition for 3G services will be intense as telecommunications operators begin to deploy their networks in major population centers. Currently, there are five telecommunications operators holding 3G licenses: PT Telekomunikasi Seluler (Telkomsel), PT Hutchinson Charoen Phokphand Telecommunication, PT Natrindo Telepon Seluler, Excelcomindo and us. We offer 3G services in 17 cities nationwide and are focusing more on wireless broadband services.

The Government also announced an allocation of 800MHz spectrum and awarded a national license for fixed wireless access to Bakrie Telecom and Mobile-8 as well as additional licenses for cellular access to Telkom and Bakrie Telecom.

We believe barriers to entry in the Indonesian cellular and fixed wireless services industry are currently comparatively high due to limited availability of frequency spectrum, a capital intensive operating environment, difficulties in acquiring sites for network expansion and the established market presence of the three incumbents. Nevertheless, we are anticipating continued intense competition within the Indonesian cellular and fixed wireless services industry generally. In response to this, we intend to dedicate future capital expenditure to our cellular and fixed wireless business in an effort to increase network capacity and service quality and to provide various value-added services.

Fixed Telecommunications Services

Our fixed telecommunication services include international and domestic long distance as well as fixed wireless services. For 2007, fixed telecommunications services contributed Rp1,567.4 billion, or 9.5%, to our operating revenues. We receive fixed telecommunications services operating revenues from domestic operators, with the largest portion from Telkom, and foreign telecommunications operators. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. In 2007, approximately 7.4% of fixed telecommunications services operating revenues were derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, approximately 16.4% of such revenue was derived from amounts paid or payable by cellular operators and approximately 56.5% of such revenue was derived from net settlements with foreign telecommunications operators in respect of incoming and outgoing calls. The remaining 19.7% of fixed telecommunications services operating revenues was derived from direct billing for specific services, such as calling card and fixed-line subscribers. The corresponding figures for 2006 were approximately 12.1%, 15.7%, 55.2%, and 17.0%, respectively.

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

Through our “001” and “008” international long-distance services, we currently handle a substantial majority of the traditional IDD business in Indonesia. However, the duopoly regime in the IDD business ended on January 1, 2004, the effective date of Telkom’s license to operate IDD services. Moreover, other telecommunication operators may enter the IDD business without any obligation to pay compensation to the existing telecommunications operators. In anticipation of increased competition resulting from such industry deregulation, we launched “FlatCall 016” in March 2005 and marketed it as a new product aimed at consumers in the most price-sensitive market segment. However, beginning January 2007, in compliance with a decree from the Government, we changed the access code to a five digit code and named it “FlatCall 01016.” The “FlatCall 01016” product offers competitive tariff rates for certain top destination countries while offering regular VoIP tariff rates for the remaining countries.

Our outgoing international long distance calls are routed through one of our six international gateways. From these gateways, international long-distance services are transferred via satellite or submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications operators. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international long-distance calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular networks, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements.

For 2007 revenues from international long distance services amounted to Rp1,230.2 billion.

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
	minutes	% change	minutes	% change	minutes	% change
	(in thousands, except percentages and ratios)
Incoming paid minutes	808,048	20.5	980,471	21.3	1,236,604	26.1
Outgoing paid minutes	156,633	(17.0)	153,824	(1.8)	296,891	93.0
Incoming and outgoing paid minutes	964,681	12.2	1,134,294	17.6	1,533,495	35.2
Ratio of incoming to outgoing traffic	5.16	—	6.37	—	4.17	—

During 2006 and 2007, our international outgoing calls measured by paid minutes decreased by 1.8% and increased by 93.0%, respectively, compared to the previous year, while our international incoming calls measured by paid minutes increased by 21.3% and 26.1%, respectively, over the same periods. Combined outgoing and incoming calls, also measured by paid minutes, increased 17.6% and 35.2% during 2006 and 2007, respectively. We believe our stronger growth in 2007 relative to the prior year was primarily due to our aggressive business strategy emphasizing volume-based sales. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, will continue to affect our business in the future.

Fixed Wireless Services. We launched our fixed wireless services in 2004 to expand our Fixed Telecom business segment and to complement our cellular services. Using CDMA2000 1x technology, our fixed wireless services offer a cost-effective alternative to our cellular services to customers who have limited mobility requirements. As of December 31, 2007, our fixed wireless service, “StarOne,” had a total subscriber base of 627,934 subscribers with 33,731 postpaid subscribers and 594,203 prepaid subscribers in 29 major cities nationwide. For 2007, revenues from fixed wireless services totaled Rp218.7 billion. In 2007, we had capital expenditures of approximately Rp157.8 billion mainly to finance our frequency migration and increase the capacity of our CDMA 2000 1x infrastructure. On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless in the 800MHz frequency. This license replaced our previous 1900MHz fixed wireless license and required us to migrate from this frequency to the new 800MHz frequency by the end of 2007 in the Greater Jakarta area. We expanded our StarOne services to 37 cities by March 2008.

Local and Domestic Long Distance Services. We launched local and domestic long distance service from Indosat access points (“StarOne” and “I-Phone”) in October 2005. We currently have local and domestic long-distance coverage of 34 major cities in Indonesia.

Customers and Marketing

We have undertaken a variety of marketing initiatives to improve our service to fixed telecommunications customers. Our marketing strategy focuses on: (i) strengthening our price-tiering strategy through implementation of “FlatCall 01016” to compete with VoIP services; (ii) expanding the market and retaining Indosat customers through bundling initiatives; (iii) establishing volume commitments for incoming traffic from foreign telecommunications operators; and (iv) expanding coverage of our fixed wireless services. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We have also established and are strengthening regional sales offices in many locations throughout Indonesia.

We employ a specialized sales force, including a sales group, which focuses on our largest 500 customers, including hotels, large corporate customers, government offices and embassies. We also conduct broader-based marketing programs, such as telemarketing and direct-mail campaigns and have implemented a customer loyalty program, which provides incentives to regular users. In addition, we seek to broaden our customer base by conducting joint promotions with other international telecommunications companies to promote our services. We strive to deliver high-quality services that maximize customer satisfaction. No single customer accounts for more than 1.0% of our operating revenues from fixed telecommunications services.

In 2007, approximately 65.0% of our outgoing international long distance call minutes originated in the greater Jakarta area, followed by Batam (near Singapore) with 12.0%, Denpasar in Bali with 4.0%, Bandung in West Java with 3.0%, and Surabaya in East Java with 3.0%.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

Tariff Structure

Rates. On January 1, 2007, the Government implemented new retail tariff formulations for fixed telecommunication operators. The formulation sets the ceiling price of tariffs and is used to calculate monthly and usage fees for local, long-distance and international calls. The formulation is complex and the Government has yet to provide interpretive guidance on certain rules regarding retail tariff formulation. As of December 31, 2007, all telecommunications operators were still using the tariff formulation in effect prior to the new regulations. Our international long-distance tariffs have not changed, and we intend to continue applying international long-distance tariffs based on the previous regulations which bases tariffs on six zones for call destinations.

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. The amounts payable to us by foreign telecommunications operators for incoming telephone calls have historically been determined by accounting rates negotiated between us and such international carriers, subject to certain guidelines from the Ministry of Communication and Information Technology. Since 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed on asymmetric rates for incoming and outgoing calls. We maintain direct connections with 62 foreign telecommunications operators, and use the market termination rate-based system with 56 of such operators in 262 countries. Under the accounting rate system, which we still apply for 12 foreign telecommunications operators (typically those in less-developed countries), the same rate per minute is payable for incoming and outgoing calls. The agreements with these carriers set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad.

The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the rates negotiated with each foreign telecommunications operator, we make payments to the carrier for outgoing traffic billed in Indonesia, and we receive payments from such carrier for inbound traffic billed outside Indonesia. Settlements among carriers are normally made quarterly on a net based method. Our largest correspondent carriers are those located in Malaysia, Singapore, Taiwan, Japan and Hong Kong.

VoIP service providers may determine their own collection charges, and each service provider must negotiate with the applicable network provider for interconnection charges. However, the interconnection charge calculation must be based on existing regulations, and settlement should be effected by the Telecommunications Traffic Clearing System, which has not yet begun operation. Consequently, we have entered into an agreement with Telkom as our network provider for VoIP interconnection.

Interconnection with Domestic Networks. Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services must terminate on one of the domestic fixed or cellular networks. The Government has set an interconnection tariff for international long-distance services which traverse the domestic fixed-line and fixed wireless networks. We have separate interconnection agreements with those operators that interconnect directly with our international gateways. Our interconnection arrangements with such telecommunications operators have been revised to reflect the new interconnection regime announced by the Government in mid-2006 and which became effective as of January 2007.

Universal Service Obligations. In September 2005, the Government announced a change in Universal Service Obligations (“USO”) tariffs from Rp750 for each successful international outgoing or incoming call to 0.75% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts. Since such announcement, the Government has continued to draft the details of regulations for further implementation of USO tariffs. Due to uncertainties regarding the appropriate payee within the Government for such USO payments, we have reserved funds to pay such amounts, and no payments were made in 2005. In early 2006, following the implementation of Government regulations, we began to make payments for USO tariffs related to 2005 usage from such reserved funds. In 2007, we made quarterly payments in arrears for USO tariffs.

Customer Billing

Domestic operators maintain control over the billing and collection process of international long-distance services which are initiated on the domestic networks. Domestic operators retain the appropriate interconnection charges owed to them from the amounts collected and remit the balance in Indonesian rupiah to us (without interest) within not less than 25 days of collection from the customer in Indonesia. The collection cycle for most of the domestic operators is approximately 15 days. We are responsible for generating and delivering such billing information to the domestic operators. This information is generally delivered within one day of the end of the prior 30-day period and billed by the domestic operators approximately five days after receipt from us, resulting in a collection cycle of approximately 50 to 80 days. For purposes of financial reporting, we recognize revenues on a monthly basis based upon our own traffic records. We have similar arrangements with the other domestic cellular network operators.

We remit the appropriate interconnection charge to the relevant operator for incoming calls terminating on the domestic networks. We generally remit such charges within 15 days of the end of the quarter in which payment was received from the foreign telecommunications operator. The settlements from foreign telecommunications operators are typically paid in U.S. dollars, which are deposited in Indonesia, and amounts representing interconnection payments payable by us to the domestic network operators are remitted in Indonesian rupiah.

Customer usage of fixed wireless and domestic long-distance services is calculated starting from the beginning of the month until the end of the month. Customer billing will be generated at the beginning of the following month and completed by the fifth day of that month. Billing statements should be received by customers no later than the tenth of the month and payments are due by the twentieth of the month. For FWA service, we block the subscribers’ ability to make calls, when they have not paid their balance due by the twenty-second day of the month. For customers who have not paid their balance due by the end of the month, we block the customer’s ability to make or receive calls. We permanently disconnect service and cancel accounts for customers whose bills are more than 60 days past due from the first day of the generated bill. For DLD services, by the end of the month, we block customers from making calls if they have not paid their balance. For customers who have not paid their balance due by the end of the second month, we block the customers’ ability to make or receive calls. We permanently disconnect service and cancel accounts for customers whose bills are 90 days past due from the first day of the generated bill.

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. On January 1, 2004, the operational license granted by the Ministry of Communication and Information Technology to Telkom to provide IDD services became effective. Such license includes the right to use the IDD access code “007” to enter the international long-distance market. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. In addition, Telkom no longer operates a monopoly for DLD services. In October 2005, we launched DLD service for several major cities with the access code “011” that can only be used from Indosat access points.

Indonesian regulations require equal access to all domestic telecommunications facilities for all operators. Accordingly, we have equal access to Telkom’s domestic facilities. Current regulations assure equal access for IDD customers to all competitors on a per-call selection by means of dedicated access codes.

Starting from 2001, the traditional IDD market became more competitive, with VoIP technology and new entrants entering the market for both incoming and outgoing IDD traffic. We entered the VoIP market in the latter part of 2002. Our VoIP business has increased significantly from 10.4 million minutes in 2003 to 195.8 million minutes in 2007.

We also face competition from other fixed wireless service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA2000 1x service in the Jakarta area. Currently, Telkom offers this service in more than 250 cities in Indonesia. TelkomFlexi is the largest fixed wireless operator, followed by Bakrie Telecom and us. We expect competition in this business to increase following the grant of a new nationwide fixed wireless services license to Bakrie Telecom and Mobile-8. Following the grant of this license, Bakrie Telecom expanded their fixed wireless services to more than 30 cities in Indonesia.

MIDI Services

Recognizing the significant growth potential of data and other network services—including Internet-based services—and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. In 2007, MIDI services contributed Rp2,169.5 billion, or 13.2%, of our total consolidated operating revenues. The Government declared Telkom as a dominant operator for leased circuits through the DGPT Decree No. 102/2007 dated April 9, 2007. As a result of this, we believe Telkom will be subject to more regulatory approvals while we will be able to propose new tariffs without the requirement of Government approval.

Services

World Link, Direct Link and Digital Data Network. World Link is an international leased line service and Digital Data Network is a domestic leased line service. Both of these services provide high-speed, high-quality digital data circuits on a point-to-point basis, and offer line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. VSAT connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. For the domestic market, we offer digital data network services through Lintasarta for corporate customers. In 2007, World Link, Direct Link and digital data network contributed Rp471.1 billion, or 21.7%, of our consolidated MIDI services operating revenues.

IP VPN. We provide IP VPN services which provide customers with multi-point connectivity, reliable LAN interconnections and the power to support complex distributed computing applications.

Frame Relay. We provide both international and domestic frame relay services, a high-speed leased packet technology, primarily through Indosat and Lintasarta, providing customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. Framed messages enable data transmissions to travel at high speed from a simple single connection to reach multiple domestic or international destinations. Frame relay services can be tailored to the requirements of individual sites in order to meet user demand for a dedicated line by terrestrial or satellite services (VSAT frame relay). As of December 31, 2007, Lintasarta’s domestic frame relay services were available in 59 major cities in Indonesia and Indosat’s international frame relay services were available in over 225 countries worldwide in cooperation with ACASIA, C&W, and NTT. We recorded operating revenues of Rp305.1 billion from this service in 2007, or 14.1% of our MIDI services operating revenues in 2007.

National Link. National Link is a domestic leased line service providing high-speed digital data circuits on a point-to-point basis and offering line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45Mbps and 155Mbps for broadband. Most of our broadband National Link customers are telecommunications providers that need dedicated domestic broadband data links, and our narrowband National Link customers consist primarily of corporate users who subscribe for their own internal use.

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

We also provide a variety of other supplementary services, including occasional use for TV services, telecast services, telemetry, tracking & control services, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services (our digital “Bouquet” and “PalapaNet” services). Pressure on pricing is expected to ease as a consequence of improved demand. In 2007, satellite services represented approximately Rp95.7 billion, or 4.4%, of our MIDI services operating revenues.

Internet Services. We provide Internet Network Provider Services for ISPs and Internet Access services for end users and corporate customers. As of December 31, 2007, we operated two ISPs that contributed revenues of Rp591.6 billion in 2007. IMM provides dedicated and dial-up services, and as of December 31, 2007, it had an Internet subscriber base of approximately 47,896 subscribers, which we estimate represents more than 10% and 20% of the Indonesian Internet dial-up and Internet dedicated access markets, respectively. In anticipation of increased competition in Internet businesses, IMM has developed a strategy to expand its business through developing an Internet protocol backbone through potential growth areas, deploying public hotspot services, establishing customer care centers, developing its network through joint investment schemes by using hybrid fiber and coaxial technology and improving its business processes. Lintasarta offers its subscribers “IdOLA” for individual use and “LintasartaNet” for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. In 2007, Lintasarta’s Internet dial-up revenues decreased by 95.2%. The decrease in Internet dial-up revenue was largely due to a promotional strategy which encouraged dial-up customers to migrate from Internet dial-up services to value-added, Internet dedicated services. Internet dedicated services revenues also decreased by 0.2% primarily due to market churn generated by competition from Internet services delivered via cable systems. For the year ended December 31, 2007, we derived Rp591.6 billion, or 27.0%, of our MIDI services operating revenues, from Internet services.

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

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand of services in the areas covered by the Palapa-C2 satellite. Our offshore leases average US$1.3 million per annum for a full transponder. Certain offshore leases are also subject to annual escalation factors that range from 2.5% to 10.0%. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies. The Ministry of Communication and Information Technology regulates the fees that can be charged in connection with leasing space on satellite transponders to domestic customers. Pursuant to Government regulations, the maximum annual lease rates for C-band transponders are set at US$1.4 million; for occasional use, the average fees are US$16 per minute with the actual charges based on the time of use.

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

With respect to Internet-related value-added services, we face significant and increasing competition from Telkom and other ISPs as a result of the increased issuance of licenses by the Ministry of Communication and Information Technology, and formerly by the Ministry of Communication. ISPs in Indonesia compete on the basis of network quality, price and network coverage.

As corporate markets demand greater speed at affordable prices, many bandwidth suppliers have begun making significant investments toward building superb infrastructure using new technology such as “Dense Wavelength Division Multiplexing” (DWDM). The DWDM technology poses a competitive threat to our business services since the DWDM technology and infrastructure enables bandwidth suppliers to offer more bandwidth capacity with better cost efficiency. We anticipate that the bandwidth industry will be even more challenging this year and that new operators such as Moratel and Matrix Cable System will set up international cables in the second half of 2008 which will link Indonesia and Singapore.

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

Moreover, with the increasing popularity of Direct-To-Home television (“DTH”) among national broadcasters, our satellite business will face increasing competition as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia, such as Indovision’s recent acquisition of an exclusive license to provide DTH television services. DTH television may enable broadcasters to distribute their program content without utilizing our telecommunication network support, thereby entirely bypassing our telecommunication services. As the technology moves towards “all IP” and the demand of IP-based services is increasing due to its advantages over legacy networks, we aim to deploy a future network to allow the IP-based services to be widely available in the region. We are also building a Disaster Recovery Center (“DRC”) in Jatiluhur for corporate customers to allow them to have a data back-up to secure and protect their business information.

Other Services

We also provide international telex and telegram services, global mobile services using the Inmarsat Mini M system, and other educational services. In 2004, we recorded revenues of Rp59.4 billion from these services which primarily derived from Sisindosat’s sale of software. Beginning in 2005, and as a result of the sale of Sisindosat, revenues from other services in 2005 and 2006, amounting to Rp29.0 million and Rp952.0 million, respectively, were presented as revenues from MIDI services.

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

Our cellular network currently operates using 10 MHz of radio frequency bandwidth in the GSM 900 spectrum, 20MHz of frequency bandwidth in the DCS 1800 spectrum and 5MHz in the WCDMA 800 spectrum. The following table sets forth selected information regarding our cellular network as of the dates indicated:

	As of December 31,
	2005	2006	2007
Base transceiver stations	5,033	6,942	9,960
Node B Stations (3G BTS)	—	279	800
Total BTS (including 2G and 3G)	5,033	7,221	10,760
Base station controllers	148	177	226
Mobile switching centers	49	49	56
Radio network controllers	—	2	12
Media gateways	—	2	24

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

Fixed Telecommunications Network

We provide fixed telecommunications services and have built a fixed telecommunications network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission. In addition, at the end of 2007, we offered fixed wireless services across 37 cities in Indonesia.

International Gateways. For our international long-distance business, we operate through six gateways, three gateways in Jakarta, and one gateway in Surabaya, Medan and Batam, which provide all of the connections for our services to our international long-distance network. The gateway-switching equipment was purchased from Lucent Technologies, Inc. and Siemens.

As of December 31, 2007, we had available international bandwidth capacity of 1,014.97 Mbps for voice and 6,174.97 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80% of capacity to allow for increased usage during peak hours.

Each international gateway is linked to the other international gateways, which permits multiple routing options for each call and provides the system with backup capability in case of equipment failure or overcrowding at any gateway. We have placed interconnection equipment at the facilities of Telkom and certain of the cellular operators to connect our international long-distance network to the domestic telecommunications network.

International transmission of voice and data between international gateways occurs across either satellite circuits or submarine cables. Satellite circuits are unaffected by distance and offer broadcast services making them flexible with regard to call destinations. Submarine cables, especially fiber optic digital cables, can offer less expensive high-quality services. However, cable costs increase with distance, and destinations are fixed. Satellite circuits can be degraded by atmospheric conditions, while submarine cables can suffer damage from human or natural causes. In general, we use submarine cables with cable-to-cable backup for medium-distance links in Asia and satellite links backup for longer-distance transmission. We use microwave and fiber optic links for connections between gateways and earth stations, as well as for the Batam gateway, which has microwave links to Singapore. It is our policy to maintain 100% redundancy for all of our international long-distance links (which may require routing through a third country) in an effort to provide high-quality services to our customers.

Submarine Cables. We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage and allocated capacity of our cable network, as of December 31, 2007:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN (Jakarta)	Australia, Hong Kong, Japan, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, South Korea, Taiwan, United States, Vietnam and Thailand	2,059.77

APCN-2	China, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan	288.00

SEA-ME-WE 3 (Jakarta)	Australia, Austria, Belgium, Brunei, Canada, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, New Zealand, Oman, Pakistan, Portugal, Saudi Arabia, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Thailand, Turkey, United Arab Emirates, United States and United Kingdom	5,028.09

TPC-5 (Jakarta)	Japan, United States	118.00

SEA-ME-WE 3 (Medan-Batam)	France, Germany, Hong Kong, India, Japan, Malaysia, Philippines, Saudi Arabia, Singapore, Taiwan, Thailand and United Kingdom	49.664

APCN (Medan-Batam)	Malaysia	2.00

APCN and JS (Surabaya)	Hong Kong and Malaysia	16.64

SEA-ME-WE 3 and JS	Malaysia and Saudi Arabia	7.424

Total		7,552.96

To support the operations of our gateway in Surabaya, we have operated a submarine fiber optic cable linking Jakarta and Surabaya since January 1997. This link enhances network reliability and improves the quality of our services in the Surabaya region.

International Microwave Circuits. We operate a microwave transmission system between our Batam gateway and Singapore. This system has a combined capacity of 445 Mbps for voice and data, respectively, and serves as a relay station to route traffic through areas without fiber cable connections.

International Satellite Circuits. As of December 31, 2007, our available international satellite bandwidth was 13,880 Mbps for voice and 1,280 Mbps for data circuits through earth stations at our Jakarta, Medan and Surabaya gateways. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from our Palapa C-2 satellite. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

Our fixed wireless network currently operates using 5MHz of radio frequency bandwidth in the 800MHz spectrum. The following table sets forth selected information regarding our fixed wireless network as of the dates indicated:

	As of December 31,
	2005	2006	2007
Base transceiver stations	513	1,018	1,079
Base station controllers	9	26	27
Mobile switching centers	4	8	9
Media gateways	—	15	17

Other Communication Facilities

Our Palapa-C2 communications satellite and fiber optic links to major commercial centers in the Jakarta area are used in the provision of our MIDI services and for cellular backhaul.

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

On June 29, 2007, we signed a contract to purchase Palapa-D, which will replace our Palapa-C2 satellite. Palapa-D is currently being constructed in Cannes, France and is expected to be launched in late 2009. While we prepare for the launch of our Palapa-D satellite, we will attempt to extend the operational life of our Palapa-C2 satellite until the second quarter of 2011 by using an “inclined orbit” technique, which reduces the amount of transponder time available for leasing but substantially cuts down propellent usage and can extend the useful life of a satellite by several years.

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

IP/MPLS Backbone and Metro Ethernet Network. As of December 31, 2007, we had completed our IP/MPLS backbone network deployment project in more than 120 points of presence in Indonesia. The Metro Ethernet Network was also deployed as access infrastructure in the inner cities and was integrated with the IP/MPLS backbone network to provide IP triple play services such as Internet, television and telephone services.

Subsidiaries and Associated Companies

A complete list of our significant subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2007 is contained in Note 1 to our consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2007, on a consolidated basis, we employed approximately 7,645 employees, 4,806 of whom were permanent employees and 2,839 of whom were non-permanent employees. As of December 31, 2007, excluding such seconded employees, our subsidiaries employed approximately 882 permanent employees. As of December 31, 2007, our permanent employees included 754 managerial-level employees (employees with the rank of manager or higher) and 3,170 non-managerial employees, compared to 721 managerial and 3,242 non-managerial employees, respectively, as of December 31, 2006, and 769 managerial and 3,438 non-managerial employees, respectively, as of December 31, 2005. Our turnover rate for employees during 2007 was 4.92% per annum, of which more than half left our Company to pursuant to a voluntary early retirement program. As a result, as of December 31, 2007, our employees had worked for us for an average of 10.92 years.

We provide numerous benefits to our employees, including a pension plan, medical benefits, life insurance, income tax allowances and access to a cooperative established by the employees. While there are no restrictions on hiring, like all Indonesian companies, we are required to obtain the Central Labour Dispute Settlement Committee’s approval to terminate 10 or more employees during any one-month period.

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

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2007, we insured 2,514 permanent employees through a fully funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10% to 20% of their base salaries, and we do not contribute to the plan. Plan administration and management is coordinated by seven financial institutions. Under Indonesian GAAP and U.S. GAAP, our pension liabilities are deemed to be fully funded.

Our employees have also established a cooperative, Koperasi Pegawai Indosat, or Kopindosat. Kopindosat provides various benefits, such as consumer loans, principally to our employees, and car and equipment rental, principally to us. The management of Kopindosat is elected by our employees every three years at an annual members’ meeting. Kopindosat and certain of its subsidiaries are under the supervision of our management. Kopindosat has a minority stake in some of our affiliates. We have also temporarily seconded several of our employees to support Kopindosat and its subsidiaries in conducting their business, as well as to provide job training for its employees.

In November 2006, we received the “HR Excellence Award 2006” from Lembaga Management Faculty of Economics University of Indonesia (LMFEUI), SWA Magazine and Human Resource Indonesia in three categories: human resource management; performance management; and management of training and development. We were the only company in the telecommunications sector to receive such award.

Insurance

We carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance, as of December 31, 2007. During 2007, we did not have any insurance against consequential losses associated with the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 satellite on terms and conditions consistent with industry practice. We have renewed such policy with a coverage limit of US$14.0 million for total and partial loss. Because the Palapa-C2 satellite is of a class of satellite which has been identified as prone to SCP failure, our satellite insurance does not cover satellite malfunction caused by failures of this kind.

Intellectual Property

We have registered trademarks and copyrights for our corporate name, logo and certain services with the Ministry of Law and Human Rights of Indonesia (formerly the Ministry of Justice and Human Rights of Indonesia). We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

Properties

Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5 / 1960. Land use is accomplished through land rights whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the landrights are freely tradable and may be pledged as security under loan agreements.

Our most important properties are located in Jakarta (international gateways and head office), Ancol (cable station and switching center), Daan Mogot, Jatiluhur (satellite earth station complex), Medan (international gateway), Pantai Cermin (earth station and cable station), Batam (international gateway and earth station), Surabaya (international gateway) and Banyu Urip-Gresik (earth station and cable station), Takisung—Banjarmasin (cable station) and Aeng Batu-batu-Makasar (cable station). Except for Daan Mogot, which we lease from Telkom, we hold registered land rights to some of our properties, the initial periods of which range from approximately 20 to 30 years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3000 3001, 3869 999 Fax: (62-21) 3804 045

Jabotabek & Banten Regional Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

North Sumatera Regional Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4537 372

South Sumatera Regional Office	Jl. Veteran No. 933 Palembang 30113, Indonesia Tel: (62-711) 355 816 Fax: (62-711) 372 600,

Central Java & DI Yogyakarta Regional Office	Jl. Pandanaran No. 18 Semarang 50134, Indonesia Tel: (62-24) 8411 266 Fax: (62-24) 8415 011

West Java Regional Office	Jl. Asia Afrika No. 141-147 Bandung 40111, Indonesia Tel: (62-22) 3000 0900 Fax: (62-22) 4230 856

East Java & Bali Nusra Regional Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 5455 001 Fax: (62-31) 5322 982, 5464 414

Sulampapua Regional Office	Jl. Slamet Riyadi No. 4 Makassar 90111, Indonesia Tel: (62-411) 326 808 Fax: (62-411) 326 828

Kalimantan Regional Office	Jln. Jend. Sudirman No. 37 Balikpapan 76112, Indonesia Tel: (62-542) 414 816, 441 001 Fax: (62-542) 411 576, 442 001

Principal Indebtedness

As of December 31, 2007, we had long-term indebtedness totaling Rp4,792.8 billion and bonds payable totaling Rp12,022.6 billion (excluding unamortized issuance cost and discount). The following discussion describes our primary long-term indebtedness and bonds payable.

Second Indosat Bonds

On November 6, 2002, we issued our Second Indosat Bonds with fixed and floating rates (the “Second Indosat Bonds”). The Second Indosat Bonds have a total face value of Rp1,075.0 billion. The bonds consist of three series:

•	The Series A bonds, with an original face value of Rp775.0 billion, bear interest at a fixed rate of 15.75% per annum beginning February 6, 2003. The Series A bonds matured on November 6, 2007.

•

The Series B bonds, with an original face value of Rp200.0 billion, bear interest at a fixed rate of 16% per annum, payable quarterly for 30 years beginning February 6, 2003. We have the right to redeem the Series B bonds, in whole but not in part, at each of the 5th, 10th, 15th, 20th and 25th anniversaries of the issuance of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds have a put right that allows such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds is reduced to “idAA-” or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the issuance of the Series B bonds. The Series B bonds mature on November 6, 2032.

•

The Series C bonds, with an original face value of Rp100.0 billion, bear interest at a fixed rate at 15.625% per annum for the first year starting February 6, 2003 and bear a floating interest rate for the succeeding years until November 6, 2007. The floating interest rate is determined using the last interest rate for three-month certificate deposits at Bank Indonesia, plus 1.625% per annum. The floating interest rate is subject to a maximum rate of 18.5% per annum and a minimum rate of 15% per annum. The Series C bonds matured on November 6, 2007.

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

On November 6, 2007, we repaid in full the Series A and Series C Second Indosat Bonds amounting to Rp875.0 billion.

Third Indosat Bonds

On October 15, 2003, we issued our Third Indosat Bonds (the “Third Indosat Bonds”) in two series with a total face value of Rp2,500.0 billion. Series A will mature in October 22, 2008 and Series B will mature in October 22, 2010.

The Series A bonds, which have a total face value of Rp1,860.0 billion, bear a fixed interest rate at 12.50% per annum. The Series B bonds, which have a total face value of Rp640.0 billion, bear a fixed interest rate at 12.875% per annum. Interest on the Third Indosat Bonds is paid on a quarterly basis. We have the right to make early payment for all of the Series B bonds on the fourth and sixth anniversaries of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price.

The Third Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. The proceeds of the Third Indosat Bonds have been used to repay certain indebtedness of our legacy subsidiary, Satelindo. We agreed to certain negative covenants in connection with the issuance of the Third Indosat Bonds, including but not limited to agreements to maintain:

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

Fourth Indosat Bonds

On June 21, 2005, we issued our Fourth Indosat Bonds (the “Fourth Indosat Bonds”). The Fourth Indosat Bonds have a total face value of Rp815.0 billion and will mature in June 21, 2011. The Fourth Indosat Bonds bear interest at a fixed rate of 12% per annum, payable on a quarterly basis. We have the right to prepay all of the bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price.

The Fourth Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. The proceeds of the Fourth Indosat Bonds have been used for capital expenditures related to the expansion of our cellular services business. We agreed to certain negative covenants in connection with the issuance of the Fourth Indosat Bonds, including but not limited to agreements to maintain:

•	equity capital of at least Rp5,000 billion;

•	a ratio of total debt plus procurement payable to EBITDA less than 3.50 to 1.00;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•

a ratio of EBITDA to interest expense, as reported in each quarterly consolidated financial report for each of 2005 and 2006 of at least 2.5 to 1 and for each of the years from 2007 through 2011 of at least 3 to 1.

Fifth Indosat Bonds

On May 29, 2007, we issued our Fifth Indosat Bonds in two series with a total face value of Rp2,600.0 billion. The Series A bonds will mature on May 29, 2014 and the Series B bonds will mature on May 29, 2017. The Series A bonds bear interest at a fixed rate of 10.2% per annum and the Series B bonds bear a fixed interest rate of 10.65% per annum. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price.

The Fifth Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. The proceeds of the Fifth Indosat Bonds were used for planned capital expenditures. We agreed to certain negative covenants in connection with the issuance of the Fifth Indosat Bonds, including but not limited to agreements to maintain:

•	equity capital of at least Rp5,000 billion;

•	a ratio of total debt plus procurement payable to EBITDA of less than 3.5 to 1;

•	a debt to equity ratio of 1.75 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each annual consolidated financial report, of at least 3 to 1.

Sixth Indosat Bonds

On April 9, 2008, we issued our Sixth Indosat Bonds in two series with a total face value of Rp1,080.0 billion. The Series A bonds will mature on April 9, 2013 and the Series B bonds will mature on April 9, 2015. The Series A bonds bear a fixed interest rate of 10.25% per annum and the Series B bonds bear fixed interest rate of 10.8% per annum, for seven years from the date of issuance. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at market price.

The Sixth Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. We will use the proceeds of the Sixth Indosat Bonds to finance the roll-out of base station sub-systems and transmission systems. We will agree to certain negative covenants, such as maintaining certain financial ratios which are similar to the covenants contained in the Fifth Indosat Bonds.

Guaranteed Notes due 2010

In October 2003, our finance subsidiary, Indosat Finance Company B.V., issued the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 have a total face value of US$300.0 million and mature on November 5, 2010. The Guaranteed Notes due 2010 bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. Indosat Finance Company

B.V. may redeem up to a maximum of 35% of the original aggregate principal amount of the Guaranteed Notes due 2010 with the proceeds of one or more public equity offerings by us, at a price equal to 107.75% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2010 are also redeemable at the option of Indosat Finance Company B.V. in whole or in part at any time on or after November 5, 2008 at 103.875%, on or after November 5, 2009 at 101.9375% and on or after November 5, 2010 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 are listed on the Luxembourg Stock Exchange and the Official List of the Singapore Exchange Securities Trading Limited.

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

On January 11, 2006, we completed a consent solicitation in connection with the Guaranteed Notes due 2010. The primary purpose of the consent solicitation was to modify certain covenants related to the Guaranteed Notes due 2010 to those covenants related to the Guaranteed Notes due 2012. By conforming the terms of the Guaranteed Notes due 2010 to the Guaranteed Notes due 2012, we were seeking to achieve increased managed and administrative efficiencies and to modify certain covenants contained in the indenture related to the Guaranteed Notes due 2010 that were more restrictive.

Guaranteed Notes due 2012

On June 22, 2005, our finance subsidiary, Indosat International Finance Company B.V., issued 7.125% Guaranteed Notes due 2012, or the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 have a total face value of US$250.0 million which was issued at 99.323% of their principal amount and mature on June 22, 2012.

The Guaranteed Notes due 2012 bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The Guaranteed Notes due 2012 are redeemable at the option of Indosat International Finance Company B.V. in whole or in part at any time on or after June 22, 2010 at 103.5625%, on or after June 22, 2011 at 101.7813% and on or after June 22, 2012 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, Indosat International Finance Company B.V. may redeem up to a maximum of 35% of the original aggregate principal amount, from the proceeds of one or more public equity offerings at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2012 are also redeemable at the option of Indosat International Finance Company B.V., in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require Indosat International Finance Company B.V. or us to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of Indosat International Finance Company B.V. (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of its assets), a holder of the notes has the right to require Indosat International Finance Company B.V. to repurchase all or any part of such holder’s notes at purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 are listed on the Official List of the Singapore Exchange Securities Trading Limited.

Indosat received the proceeds of the Guaranteed Notes due 2012 on June 23, 2005 pursuant to an intercompany loan agreement with Indosat International Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes due 2012 that are substantially similar to the covenants described above for the Guaranteed Notes due 2010 as modified by the consent solicitation.

As part of our capital management strategy, we planned to purchase a portion of the Guaranteed Notes due 2010 and the Guaranteed Notes due 2012 in an amount up to US$100,000,000 in the aggregate, through a combination of the two notes which would not exceed more than 25% of the principal amount of either series of notes. However, due to market volatility, we abandoned this plan on April 7, 2008.

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd, as the original lender, for an export credit facility in the aggregate principal amount of US$38.0 million. The export credit facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The export credit facility has an interest rate of 4.15% per annum, which was calculated with reference to the commercial interest reference rate for U.S. dollars. Once amounts under the export credit facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The term facility agreement contains certain financial covenants. On November 13, 2006, we paid our first installment on this credit facility in the amount of US$3.8 million. As of December 31, 2007, we had US$26.6 million outstanding under the export credit facility.

First Syari’ah Ijarah Bonds

On June 21, 2005, we issued our First Syari’ah Ijarah Bonds, which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The First Syari’ah Ijarah Bonds have a total face value of Rp285.0 billion and mature in June 21, 2011.

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

The First Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties. In connection with the issuance of the First Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in the Fourth Indosat Bonds.

Second Syari’ah Ijarah Bonds

On May 29, 2007, we issued our Second Syari’ah Ijarah Bonds, which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Second Syari’ah Ijarah Bonds have a total face value of up to Rp400.0 billion and mature in May 2014.

The Second Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. Holders of the Second Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the Second Syari’ah Ijarah Bonds, which refers to our revenues from lease circuit services. Holders of the Second Syari’ah Ijarah Bonds are entitled to a certain percentage of such operating revenues. The total Ijarah Installment Fee, to be paid to the holders of the Second Syari’ah Ijarah Bonds, is Rp40.8 billion per annum. After the first anniversary of the Second Syari’ah Ijarah Bonds, we have the right to repurchase all or a portion of such bonds at the then-prevailing market price.

In connection with the issuance of the Second Syari’ah Ijarah Bonds, we have agreed to certain covenants, which are similar to the covenants contained in the Fifth Indosat Bonds.

Third Syari’ah Ijarah Bonds

On April 9, 2008, we issued our Third Syari’ah Ijarah Bonds, which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Third Syari’ah Ijarah Bonds have a total face value of up to Rp570.0 billion and mature in April 9, 2013.

The Third Syari’ah Ijarah Bonds are not secured by any specific or guaranteed by other parties and rank pari passu with our other unsecured debt. Holders of the Third Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the Syari’ah Ijarah Bonds, which refers to our revenues from Indosat World Link (IWL) services and Internet Network Provider (INP) services. Holders of the Third Syari’ah Ijarah Bonds are entitled to a certain percentage of such operating revenues. The total Ijarah Installment Fee, expected to be paid to the holders of the Third Syari’ah Ijarah Bonds, is Rp58.425 billion per annum. After the first anniversary of the Third Syari’ah Ijarah Bonds, we have the right to repurchase all or a portion of such bonds at the then-prevailing market price.

In connection with the issuance of the Third Syari’ah Ijarah Bonds, we have agreed to certain covenants, which are similar to the covenants contained in the Sixth Indosat Bonds.

Goldman Sachs International Loan Facility

On May 30, 2007, we received a loan from Goldman Sachs International, or GSI, of Rp434.3 billion.The loan was provided to us in the amount of US$50.0 million for the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75%, which is payable quarterly every February 28, May 30, August 30 and November 30, commencing August 30, 2007, up to and including May 30, 2012.

The loan agreement provides an option for GSI to convert the loan into a U.S. dollar loan of US$50.0 million on May 30, 2012 (the “Conversion Option”). The fair value of the Conversion Option is presented as part of long-term debt. If GSI exercises such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% on the principal amount of US$50.0 million. The principal amount in U.S. dollars and interest thereon will be due on May 30, 2013.

We are required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under our Guaranteed Notes due 2012, (iii) default under our Guaranteed Notes due 2010 or any notes issued or guaranteed by us where the settlement is in Indonesian Rupiahs, (iv) redemption, purchase or cancellation of the Guaranteed Notes due 2012 and there is no other U.S. dollar indebtedness outstanding upon such redemption, purchaser or cancellation and (v) a change of control.

Bank Central Asia Loan Facility

On August 28, 2007, we obtained a five-year unsecured credit facility from Bank Central Asia (“BCA”) for Rp1,600.0 billion for the repayment of our second Syndicated Loan Facility II and the purchase of telecommunications equipment. The loan bears (i) fixed annual interest rates for the first two years (9.75% on the first year and 10.5% on the second year) and (ii) floating interest rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum, and all interest is payable quarterly. On September 20, 2007, we obtained an additional credit facility of Rp400.0 billion from BCA. As a result, the aggregate principal amount to our credit facility with BCA is Rp2,000.0 billion. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50% of the total loan drawdowns in the fifth year after the first drawdown. On September 27, October 26 and December 27, 2007, we made the first, second and third loan drawdown totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Fifth Indosat Bonds.

Bank Mandiri Loan Facility

On September 18, 2007, we obtained a five-year unsecured credit facility from Bank Mandiri amounting to Rp2,000.0 billion for the purchase of telecommunications equipment. The loan bears (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum, and all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50% of the total loan drawdowns in the fifth year after the signing date of the agreement. On September 27 and December 27, 2007, we made the first and second loan drawdowns totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Fifth Indosat Bonds.

Bank DBS Indonesia Loan Facility

On November 1, 2007, we obtained a five-year credit facility from Bank DBS Indonesia for Rp500.0 billion for the purchase of telecommunications equipment. The loan bears (i) fixed annual rates for the first two years (9.7% on the first year and 10.4% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of three-month month rate certificates of Bank Indonesia plus 1.5% per annum, and all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50% of the total loan drawdowns in the fifth year after the signing date of the agreement. We made a drawdown of Rp500.0 billion on January 31, 2008. Based on the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Fifth Indosat Bonds.

HSBC Satellite Financing

On November 27, 2007, we signed two unsecured facility agreements with HSBC France and one unsecured facility agreement with The Hong Kong and Shanghai Banking Corporation Limited, Jakarta Branch to finance our new telecommunications satellite. These combined export credit and commercial financing facilities consist of the following:

•

a 12-year COFACE Term Facility Agreement amounting to US$157.2 million to finance the payment of 85% of the French Content under the Palapa-D satellite Contract plus 100% of the COFACE Premium. The loan bears fixed annual interest rate of 5.69%, which is payable semi-annually;

•

a 12-year Sinosure Term Facility Agreement amounting to US$44.2 million to finance the payment of 85% of the Launch Service Contract. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 0.35% per annum, which is payable semi-annually; and

•

a nine-year Commercial Facility Agreement amounting to US$27.0 million to finance the construction and launch of the satellite and the payment of the premium associated with the medium-long term buyer credit insurance policy issued in connection with the Sinosure Facility. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 1.45% per annum, which is payable semi-annually.

On January 28, 2008, we made our first drawdown from the Coface facility amounting to US$44.9 million.

Lintasarta

Lintasarta’s long-term debt is comprised of certain investment credit facilities from PT Bank Niaga Tbk, or Bank Niaga, unsecured convertible bonds and unsecured limited bonds. As of December 31, 2007, the investment credit facility from Bank Niaga totalled Rp31.9 billion, and the outstanding bonds totalled Rp56.4 billion.

Investment Credit Facility II

On August 14, 2003, Lintasarta obtained a credit facility from Bank Niaga amounting to Rp15 billion to finance a letter of credit facility. The full amount was drawn down in 2004 and interest was calculated based upon a three-month time deposit rate guaranteed by Bank Indonesia plus 3% per annum. The loan was payable in quarterly installments of Rp1.5 billion starting November 14, 2004 and in February 2007, the final installment was paid.

Investment Credit Facility III

On June 29, 2004, Lintasarta obtained a new credit facility from Bank Niaga for the purchase of telecommunications equipment, computer and other supporting facilities in the total aggregate amount of Rp98.0 billion. The loan bears interest at the three-month time deposit rate guaranteed by Bank Indonesia plus 3.5% per annum. The quarterly repayment of the principal on September 29, 2005 was Rp9.8 billion payable each quarter up to December 29, 2007.

Investment Credit Facility IV

On August 29, 2005, Lintasarta obtained an unsecured credit facility from Bank Niaga in the aggregate amount of Rp45.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan from the facility bears interest at the prevailing annual rate for three-month certificates of Bank Indonesia plus 3.00% per annum. The loan has a grace period for the first quarterly repayment of principal for 14 months from the date of the loan agreement. The quarterly repayment of principal began on November 29, 2006 in the amount of Rp4.5 billion per quarter and will continue until February 28, 2009.

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

Investment Credit Facility V

On July 10, 2007, Lintasarta obtained a credit facility from Bank Niaga amounting to Rp50 billion for the purchase of telecommunication equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate for one-month certificates of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal will start on October 11, 2008 in the amount of Rp5 billion payable each quarter until January 10, 2011.

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

Indonesia had an estimated population of approximately 225.46 million people as of 2006, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s GDP has grown significantly from US$165.0 billion in 2000 to US$364.5 billion in 2006 in current

U.S. dollars according to the World Bank, which represents a compound annual growth rate of 5.5%. This growth rate compares favorably against the approximately 5.0% and approximately 5.4% GDP growth experienced by Thailand and the Philippines, respectively, during the same period. According to the World Bank, GDP per capita at purchasing power parity has also increased from US$3,043 in 2000 to US$4,130 in 2006.

The Government, through the Ministry of Communication and Information Technology, has extensive regulatory authority and supervisory control over the telecommunications sector. While the Government has historically maintained a monopoly over telecommunications services in Indonesia, recent reforms, the majority of which came into effect on September 8, 2000, have attempted to create a regulatory framework to promote competition and accelerate infrastructure investment in telecommunications facilities. For a description of these reforms, see “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry.”

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

Although cellular penetration is low relative to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 2.7% in 2003 to approximately 28.30% in 2006, a compound annual growth rate of 47.92%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2006, the number of fixed lines, including fixed wireless access, was approximately 14.8 million, representing a fixed-line penetration of 6.57%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2006:

	For the year ended December 31, 2006
	Population(1)	Fixed-line penetration(1)	Cellular penetration(1)	GDP per capita(2)(3)
	(millions)			(US$)
Hong Kong	7.12	53.89%	132.68%	25,258
Singapore	4.38	42.32	109.34	26,826
South Korea	47.98	49.82	23.77	16,388
Malaysia	25.8	16.83	75.45	5,276
Thailand	69.76	10.92	62.88	2,749
Philippines	84.48	4.30	50.75	1,172
China	1,323.64	27.79	34.83	1,750
Indonesia	255.46	6.57	28.30	1,288

Source:	International Telecommunications Union estimates, ICT Statistics 2006.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 12.8 million as of December 31, 2003 to approximately 63.80 million as of December 31, 2006, representing an increase in cellular penetration from approximately 2.7% to approximately 28.30%. Despite this rapid growth rate, the cellular penetration rate of 28.30% as of December 31, 2006, is relatively low compared to other countries in the region.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2003	2004	2005	2006	Compound Annual Growth Rate 2003–2006
	(in millions, except percentages)
Indonesian population(1)	215	222.61	222.78	225.46	1.60%
Cellular subscribers(1)	18.8	30.00	46.91	63.8	50.28%
Cellular penetration(2)	8.7%	13.48%	21.06%	28.3%	47.92%

(1)	Source: International Telecommunications Union estimates, ICT Statistics 2006, excluding fixed wireless services.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The launch of prepaid services in 1998, which have been widely accepted in the Indonesian market, enabled cellular operators to overcome increasing bad debts from the economic crisis, which commenced in mid-1997. Investment continues to increase in the Indonesian cellular telecommunications industry with operators upgrading their networks.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and Excelcomindo. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless services licenses using CDMA technology to Telkom, Indosat, and Bakrie Telecom. As of December 2007, these nationwide GSM operators collectively held an approximately 86.5% share of the Indonesian wireless market based upon our estimates. As of December 2007, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 47.9 million cellular subscribers and an approximately 54.5% GSM market share. We were the second largest cellular provider with approximately 24.54 million cellular subscribers and an approximately 27.9% GSM market share as of the same date. Excelcomindo, the third-largest provider, had approximately 15.5 million cellular subscribers and an approximately 17.6% GSM market share as of the same date. Fixed wireless services is dominated by Telkom under the brand Flexi with 6.4 million subscribers as of December 2007. The second largest provider is Bakrie Telecom under the brand Esia with 3.7 million subscribers as of the same date, and we are the third largest provider with 628,000 subscribers under the brand StarOne. There are other smaller players such as NTS, HCPT, and STI.

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

International Long-Distance Market

International long-distance providers in Indonesia generate revenues from both inbound and outbound international long-distance traffic. The two international long-distance service providers are Telkom, which offers its “007” service and us with our “001” and “008” access codes. Outgoing tariffs are based on rates set by the Ministry of Communication and Information Technology while incoming tariffs are settled at the applicable accounting rates. Outgoing traffic is generated by fixed-line and mobile subscribers and delivered to the two international service providers directly through international gateways or indirectly through Telkom’s PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom’s PSTN network through which it is ultimately switched to its intended destination.

In Indonesia, as in many emerging market countries, inbound communications traffic has exceeded outbound traffic as more developed countries generate a disproportionate amount of international long-distance traffic.

Historically, inter-operator traffic has been settled based on a concept of accounting rates which provide a common method of compensating the originating and terminating carrier. In general, international long-distance carriers negotiate per minute accounting rates on a route-by-route basis with a single rate used by all carriers on that route. During 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed on asymmetric rates for incoming and outgoing calls. Under the market termination rate-based system, we are able to reduce the rates we pay for outgoing calls to most international destinations by a greater amount than the reduction in prices for calls from such destinations to Indonesia. While this pricing has reduced the prices we receive for incoming calls, we believe that, overall, it will improve our margins on international long-distance services, in particular for outgoing calls.

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

As the data communications infrastructure expands in Indonesia, demand for VoIP services may increase. VoIP uses data communications connections to transfer voice traffic over the Internet, which usually provides substantial cost savings to subscribers.

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

Data Communications Market

Historically, data services in Indonesia primarily consisted of narrow bandwidth leased line services, x.25 service, digital data network service and integrated service digital network service. Digital data network services are digital leased line services for data transmission. Integrated service digital network is a protocol which offers high capacity dial-in access for public networks. This protocol allows simultaneous handling of digitized voice and data traffic on the same digital links via integrated switches across the public network. x.25 is an open standard packet switching protocol that allows low- to medium-speed terminals to have either dial-in or permanent access to a network from a user’s premises and operate on a network. Charges for these services have been declining in recent years.

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

•

Growing use of value-added services. The growth in usage for value-added services such as SMS, content, and Internet access is expected to increase in coming years, thereby helping to stabilize the decrease in usage rates and ARPU for voice services.

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

Regulation of the Indonesian Telecommunications Industry

The Government, through the Ministry of Communication and Information Technology, exercises both regulatory authority and control and implements policies which govern the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws, Government regulations and ministerial decrees enacted and issued from time to time. Prior to March 1998, the Ministry of Tourism, Post and Telecommunications regulated the telecommunications industry in Indonesia. Following the 1999 general elections and a change of government in 2001, the Ministry of Communication assumed the responsibility for regulation of the telecommunications industry. In February 2005, the duties and authority to regulate the telecommunications industry were transferred from the Ministry of Communication to the Ministry of Communication and Information Technology.

Through the Ministry of Communication and Information Technology, the Government regulates telecommunications network operations and the provision of telecommunications services. In addition, the Ministry of Communication and Information Technology regulates the radio frequency spectrum allocation for all telecommunications operators, which are required to be licensed by the Directorate General of Post and Telecommunications, or the DGPT, for each service utilizing radio frequency spectrum. In addition to radio frequency spectrum fees, the Government requires all telecommunications operators to pay a concession license fee equal to 1% of gross revenues less interconnection expenses and provisions for bad debt, for each fiscal year, payable in equal quarterly installments. In addition to those fees, the Government also regulates that all telecommunications operators should pay Universal Service Obligations equal to 0.75% of gross revenue less interconnection expenses and provisions for bad debt for each fiscal year, payable in equal quarterly installments.

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

The Telecommunications Law

The Telecommunications Law became effective on September 8, 2000. The Telecommunications Law provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. The Telecommunications Law outlines the framework and substantive principles for the liberalization of the Indonesian telecommunications industry. The Government implements regulations and guidelines through Government regulations, ministerial decrees or regulations and other directives by Government bodies. The Telecommunications Law grants the Government, through the Ministry of Communication, the power to make policies, and to regulate, supervise and control the telecommunications industry in Indonesia. During that time, the Ministry of Communication, the former regulatory body of the telecommunications industry, had authority over the telecommunications sector in Indonesia and could issue regulations pursuant to decrees, issue policies and licenses and formulate tariffs.

The Ministry of Communication promulgated Government Regulation No. 52 / 2000 on Telecommunications Operations (“the Telecommunications Operations Regulation”), and Government Regulation No. 53 / 2000 on Radio Frequency Spectrum and Satellite Orbits were introduced as the initial implementing regulations of the Telecommunications Law. The Ministry of Communication also promulgated various decrees, including the Ministry of Communication Decree No. 20 / 2001, which was amended by the Ministry of Communication Decree No. 29 / 2004, on Telecommunications Network Operation, or the Telecommunications Network Decree, the Ministry of Communication Decree No. 21 / 2001, which was amended by the Ministry of Communication Decree No. 30 / 2004, on Telecommunications Services Operation, and the Ministry of Communication Decree No. 31 / 2003 on the Indonesian Telecommunications Regulatory Body, or the Telecommunications Regulatory Body Decree.

On July 11, 2003, the Ministry of Communication promulgated the Telecommunications Regulatory Body Decree, pursuant to which it delegated its authority to regulate, supervise and control the telecommunications sector in Indonesia to the BRTI, while maintaining the authority to formulate policies over the industry. BRTI first convened in January 2004 and consists of the DGPT, which is a governmental agency, and the Telecommunications Regulatory Committee which consists of seven members, including a chair position held by the DGPT. Members of the Telecommunications Regulatory Committee are appointed by the Ministry of Communication and Information Technology. All members of the Telecommunications Regulatory Committee: (i) must be Indonesian citizens; (ii) have professional expertise in telecommunications, information technology, economics, law or any social science; (iii) not have any interests in any of the telecommunications operators; and (iv) not be appointed as a director or commissioner of any of the telecommunications operators.

BRTI is primarily responsible for settling disputes among telecommunications providers, providing recommendations to the Ministry of Communication and Information Technology with respect to licensing telecommunications network and service operations, regulating the standards for telecommunications equipment and devices and supervising the performance of telecommunications network and service operators. Currently, the chairman of BRTI also serves as the chairman of DGPT, and decrees by BRTI are enacted in the form of DGPT decrees. Accordingly, BRTI is not yet a fully independent regulatory body. However, the creation of BRTI is expected to be an initial step toward the creation of a truly independent telecommunications regulatory body.

Effective February 7, 2005, all duties and authority to make policies, rules and regulations regarding the telecommunications industry were transferred from the Ministry of Communication to the Ministry of Communication and Information Technology. Following this transfer, the Ministry of Communication and Information Technology assumed the responsibilities previously held by the Ministry of Communication. The Ministry of Communication and Information Technology is now the principal regulator of the telecommunications industry in Indonesia and is responsible for setting and adjusting tariff formulas. On January 5, 2006, the Ministry of Communication and Information Technology appointed members of BRTI Period-2, two of which are from the Government and five of which are from the public.

Regulation on Tariff for Fixed and Cellular Services May Affect Our Competitiveness in the Future.

The Ministry of Communication and Information Technology is responsible for setting and adjusting tariff levels. In 2006, the Ministry of Communication and Information Technology, enacted new ministerial decrees such as No. 8 / 2006 on cost-based interconnection, No. 1 / 2006, No. 2 / 2006, No. 4 / 2006, No. 7 / 2006, and No. 19 / 2006 on 3G Service Provision, No. 5 / 2006 on Telecommunication Kiosk, No. 9/ 2006 on Fixed Telecommunications Tariff, No. 11 / 2006 on Lawful Interception, No. 12 / 2006 on Cellular Tariffs, No. 102 / 2006 on ISAT 2G and 3G Cellular Network License (amendment) , No. 181 / 2006 on Migration of FWA Network to 800MHz Allocated Frequency.

In 2007, the Ministry of Communication and Information Technology, enacted new ministerial decrees, including No. 162 / 2007 regarding 800 MHz radio frequency channel allocation for operating FWA-CDMA and cellular (amendment of ministerial decree No. 181 / 2006), No. 5 / 2007 regarding guidance for tariff implementation on USO contributions, No. 3 / 2007 regarding Leased Circuits, No. 11 / 2007 (now No. 38 / 2007) which regulates the implementation of infrastructure development using USO funds and No. 43 / 2007 regarding changes to all four FTPs (Fundamental Technical Plans)—2000 which changed the date of implementation of the long distance access code in Balikpapan to April 3, 2008.

In April 2008, the Government enacted new tariff regulations for cellular services. The new regulation regulates the type and structure of cellular retail tariffs based on aformula as a ceiling tariff. The type of tariff consists of basic telephony services, roaming services and multimedia services. The tariff structure consists of activation fees, monthly fees, usage fee and value added service fee. Ceiling tariffs for retail cellular services will be different among operators due to different calculation methods among them.

Classification of Telecommunications Providers

The Telecommunications Law classifies telecommunications providers into telecommunications network providers, telecommunications services providers and special telecommunications providers. The Telecommunications Operations Regulation further classifies telecommunications network operators into fixed telecommunications network operators, mobile telecommunications network operators and closed network telecommunications operators. Under the Telecommunications Law, licenses are required for each category of telecommunications operator. A telecommunications network provider is licensed to own and/or operate a telecommunications network. The license entitles the telecommunications service provider to provide services, but does not require such provider to own a network. Special telecommunications licenses are required for providers of private telecommunications services or for purposes relating to broadcasting and national security interests. The Telecommunications Network Decree provides that telecommunications network operating licenses shall be issued by the Ministry of Communication and Information Technology. The Telecommunications Services Decree differentiates the basic telephony service operating license to be issued by the Ministry of Communication and Information Technology from the other value-added telephony and multimedia service operating licenses issued by the DGPT.

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

The market for provision of IDD services was liberalized in August 2003 with the termination of Indosat’s and Satelindo’s exclusive rights to provide IDD services. We began operating fixed line services in 2002 and fixed wireless and DLD services in 2003 after receiving our IDD services license. Telkom subsqeuently received an IDD services license and began offering IDD services under the international access code “007” in 2004 in direct competition with us.

In an attempt to liberalize DLD services and local telecommunications access, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the Ministry of Communication and Information Technology announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, the Government enacted Ministerial Decree No. 43 / 2007, which extended the date of implementation of the DLD access code to April 3, 2008. The Ministerial Decree No. 43 / P / M.KOMINFO / 12 / 2007 also sets forth a schedule on implementing “01X” long distance access. Starting April 3, 2008, those access codes will be implemented in Balikpapan. Following the implementation, Balikpapan residents will be able to choose from options “0,” “011” or “017” in connecting their long distance calls. Whether the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board on Indosat and Telkom’s fixed phone service customers and on several criteria such as (i) Telkom must open the DLD access code of “01X” in certain area codes within a certain timeframe if Indosat, as a second DLD operator, has FWA services with limited mobility customers which equal or exceed 30% of Telkom’s FWA services with limited mobility customers or (ii) Telkom must open the DLD access code of “01X” in certain area codes within a certain timeframe if Indosat, as a second DLD operator, has Fixed Terminal customers which equal or exceed 15% of Telkom’s wireline and FWA services with limited mobility customers.

Tariffs

Based on previous regulation, retail tariffs such as activation fees, monthly fees, per minute usage charges for either for fixed or mobile services were regulated by the Government as along with leased circuit services tariffs such as installation fees and monthly fees based on the level of speed selected.

Based on Telecommunication Regulation No. 36 year 1999, currently, the Government has enacted Communication and Information Technology Ministry Regulation as guidance for tariff formulations for fixed telecommunication services (Ministerial Decree No. 9 / 2006) and tariff formulations for mobile telecommunication services (Ministerial Decree No. 12 / 2006), which was amended through Ministerial Decree No. 9 / 2008. The Government is expected to change the fixed telecommunications tariff formulations in the near future. The Government regulates the tariff formulations guidance for leased circuit businesses through Ministerial Decree No. 3 / 2007.

Consumer Protection

Under the Telecommunications Law, each operator must provide guarantees to consumers in relation to certain matters including quality of service, usage and service fees and compensation. The law also allows customers who are injured or sustain damages to file claims against negligent providers. Regulators are formulating a decree which will establish penalties for telecommunication operators which do not meet the requisite quality requirements for their services.

Public Telephone

Based on our fixed telecommunications license for basic telephony service, we have an obligation to provide public telephone lines consisting of 3% of the total fixed telecommunications network that we have built.

Universal Service Obligations

Under the Telecommunications Law, all telecommunications network and service operators are bound by Universal Service Obligations, or USOs, which require participation by all operators in the provision of telecommunications facilities and infrastructure in the areas designated as USO areas by the Ministry of Communication and Information Technology.

In March 2004, the Government released Ministerial Decree No. 34 / 2004, which included specifications for the USO implementation program and zone, technical requirements, operating, financing and monitoring. Through Government Regulation No. 28 / 2005 and Ministerial Decree No. 15 / 2005, the Government announced regulations establishing the mechanism for USO payments and changing the USO tariff from Rp750 for each successful international outgoing or incoming call to 0.75% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts.

Recently, the Government promulgated Ministerial Decree No. 11 / 2007 (now No. 38 / 2007), which regulates the procedure for utilizing USO funds for developing network and telecommunication services in areas with no telecommunication network. In 2007, the Government conducted a tender offer for USO but cancelled this offer in December 2007.

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

On February 8, 2006, through Ministerial Decree No. 8 / 2006, the Government issued new interconnection regulations representing the foundation of the cost-based interconnection regime, replacing the previous revenue-sharing interconnection regime. As required by the new regulation, the Government set a formula as guidance for calculating the interconnection cost for every operator. The results of the calculation will be evaluated by the Government and used by the Government as the reference.

The results of the calculation by operators will be included in the RIO proposal, together with the proposals for call scenarios, traffic routing, Point of Interconnection, procedure for requesting and providing interconnection, and other matters. The RIO must also disclose the type of interconnection service and the tariffs charged for each service offered. Interconnection access providers should implement a queuing system with First-in-First-Serve. In addition, the interconnection mechanism should also be transparent and without any discrimination.

Dominant IDD telecommunications operators such as Indosat and non-dominant operators submitted RIOs in September 2006. The RIOs of dominant operators were approved by the Government in October 2006 and the implementation of the new regime began in January 2007 through bilateral agreements among operators. Based on current regulation, RIOs will be amended every year. On April 11, 2008, the Government approved RIOs from dominant operators to replace the previous RIOs.

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

In order to acquire frequency allocation for 3G services, the Government conducted an open bidding process in which Indosat was awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion. In addition, the Government also requires a performance bond as collateral for operators to fulfill all requirements as stated in the licensing contract.

Prepaid Cellular Subscriber Registration

On October 28, 2005, the Government began requiring telecommunications operators to register prepaid cellular subscribers. The regulations specified that such registration process must be completed no later than April 28, 2006, which deadline was later extended to September 28, 2006. We instituted procedures designed to complete the required registration at the initial point of sale and have finalized the mandatory prepaid registration as of September 2006, by cancelling the accounts of approximately 1.3 million unregistered customers of the Company. As stated in the Ministerial Decree No 23 / 2005, all operators have an ongoing duty to register their new prepaid cellular subscribers and to periodically update regulators on the progress of registration.

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the placement and operation of our satellite are subject to registration with the Radio Communications Bureau of the International Telecommunications Union and the Intelsat consultation process. Following the World Radiocommunication Conference (WRC) from October 22, 2007 to November 16, 2007, Indonesia’s satellite characteristics have been registered with the International Telecommunications Union and is currently proceeding in the filing process for two orbital slots at 113E and 150.5E.

Frequency of Fixed Wireless Access-CDMA

Through the Communication and Information Technology Ministerial Decree No. 181 / 2006, the Government has reallocated frequency for FWA operators in the 800MHz frequency as part of a frequency clearance for 3G services (IMT-2000). Indosat had previously been granted 5MHz in Uplink frequency 1880 -1885MHz and Downlink 1960-1965MHz in Jakarta, Banten and West Java and Uplink frequency 830-835MHz and Downlink 875-880MHz in other parts of Indonesia. According to the above regulation, Indosat has been granted 2x1.23MHz in frequency (Uplink 842.055-843.285MHz in conjunction with Downlink 887.055-888.285MHz and Uplink 843.285-844.515MHz in conjunction with Downlink 888.285-889.515) nationwide. The migration of the frequency has been successfully implemented as of December 31, 2007.

Item 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006, and 2007, included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See “—Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” for a summary of certain material differences between Indonesian GAAP and U.S. GAAP as such differences apply to our financial condition and results of operations. Certain amounts (including percentage amounts) have been rounded for convenience.

A. OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2007, we were the second-largest cellular operator in Indonesia as measured by number of cellular subscribers. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

Factors Affecting our Results of Operations and Financial Condition

Our results of operations and financial condition have been affected and will continue to be affected by a number of factors, including the following:

Cellular Subscriber Growth and Usage Patterns

Since the launch of our cellular services in Indonesia, we have recorded our cellular subscriber growth each year. Our cellular subscriber base has grown from 14.5 million subscribers as of December 31, 2005 to 24.5 million as of December 31, 2007. Operating revenues from cellular services have grown from Rp8,645.0 billion, representing 74.6% of our total operating revenues in 2005 to Rp12,752.5 billion, representing 77.3% of our total operating revenues in 2007. This growth has been driven by continued growth in demand for cellular and other telecommunications services in Indonesia coupled with expansion of our cellular network and capacity and our marketing efforts to attract new subscribers. The number and usage behavior of new cellular subscribers may vary from quarter to quarter, depending in part on the pricing packages we offer during a particular quarter and those offered by our competitors.

Following the merger of Satelindo and IM3 into Indosat in 2003, we began a network integration process to combine these two networks using a common cellular platform. As this network integration process involved a wide geographical area and equipment compatibility issues, some of our cellular subscribers experienced periods of inconsistent cellular service quality during various stages of the integration, particularly in 2005 and in the Java region. As a result, we were unable to launch marketing initiatives related to our cellular services on a nationwide basis until the first quarter of 2006. We believe these network integration issues contributed significantly to our decrease of approximately 1.5 million cellular subscribers during the first quarter of 2006. We completed our network integration during the first quarter of 2006 and we believe our cellular service quality has improved. After the network integration, we began launching several nationwide marketing initiatives to attract new cellular subscribers, including Mentari “Freetalk” and IM3 “Raja SMS.” As a result of these initiatives, we experienced increased SMS usage and voice traffic relative to the number of cellular subscribers in 2006 as compared to prior periods. As a result of these programs, we also recorded a 46.9% increase in the number of cellular subscribers from 16.7 million as of December 31, 2006 to 24.5 million as of December 31, 2007. Although our cellular network quality has improved and several marketing initiatives have been launched in the first half of 2006, the effect of these events on our financial condition continued into the second half of 2006 and 2007.

Our operating revenues from cellular services have grown at a slower rate than our cellular subscriber numbers primarily due to a combination of increased penetration to lower-income subscribers, a decrease in our effective revenue per minute due to discount offers and extended local zones. Consistent with industry trends in other countries, as the market penetration for cellular subscribers in Indonesia increases, the usage levels of new subscribers declines. Other factors have contributed to this trend, including increased usage of SMS, rather than voice services, and the tariff packages we have offered to attract such new subscribers. Many new cellular subscribers are younger retail subscribers who typically use SMS heavily, but generate less cellular voice traffic than our existing cellular subscribers. Such cellular subscribers typically have higher price sensitivity and are more likely to switch telecommunications operators based on price and promotional factors.

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

Capital Expenditures

As we continue to expand the coverage, capacity and quality of our network in order to add subscribers, we will need to continue to make significant capital expenditures. From the beginning of 2005 through 2007, we invested a total of Rp23,945.7 billion (US$2,545.2 million) in our various businesses. Under our current capital expenditures program, we plan to invest at least US$1.2 billion in 2008 in capital expenditures for our various businesses. While we plan to use internal resources and cash flow from operations to finance such planned capital expenditures, we also expect to explore opportunities to raise financing through external sources. We face liquidity risk if certain events occur, including but not limited to, the Indonesian economy growing more slowly than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating.

Overview of Operations

The following table sets forth certain segment information with respect to each of our principal products and services for the periods indicated:

	Cellular	Fixed telecommun- ications	MIDI	Segment Total
	(Rp. in billions)
As of and for the year ended December 31, 2005:(1)
Operating revenues	8,645.0	1,250.8	1,694.0	11,589.8
Operating income	2,639.5	615.1	397.3	3,651.9
Depreciation and amortization	2,431.4	214.2	434.6	3,080.2
Segment assets	28,303.3	1,149.0	3,269.1	32,721.4
Segment liabilities	19,857.5	904.5	960.8	21,722.8
Capital expenditures for segment assets	6,330.4	306.3	661.2	7,297.9

As of and for the year ended December 31, 2006:(1)
Operating revenues	9,227.5	1,109.3	1,902.6	12,239.4
Operating income	2,291.9	627.6	479.1	3,398.6
Depreciation and amortization	2,967.2	182.7	503.4	3,653.3
Segment assets	30,550.2	1,552.0	3,738.0	35,840.3
Segment liabilities	19,665.8	760.3	931.6	21,357.7
Capital expenditures for segment assets	5,961.1	366.7	593.5	6,921.3

As of and for the year ended December 31, 2007:(1)
Operating revenues	12,752.5	1,567.4	2,168.6	16,488.5
Operating income	3,438.8	661.0	419.8	4,519.6
Depreciation and amortization	3,477.0	198.4	519.8	4,195.2
Segment assets	35,594.5	1,667.5	4,923.6	42,185.6
Segment liabilities	27,859.4	989.6	1,278.6	30,127.6
Capital expenditures for segment assets	8,382.6	428.3	915.3	9,726.4

(1)	Segment results and assets include items directly attributable to a segment as well as those results and assets that can be allocated on a reasonable basis. Interest income is not reported by operating segment because cash and cash equivalents are aggregated and evaluated separately from business operations. Interest expense and income tax are also not reported by operating segment because they are not considered in the performance evaluation by our management. Capital expenditures for segment assets represent the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI services and fixed telecommunications (principally international long-distance). The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the year ended December 31,
	2005		2006		2007
	(Rp. in billions, except percentages)
Operating revenues:
Cellular	8,645.0	74.6%	9,227.5	75.4%	12,752.5	77.3%
MIDI	1,694.0	14.6	1,902.6	15.5	2,168.6	13.2
Fixed telecommunications	1,250.8	10.8	1,109.3	9.1	1,567.4	9.5

Total operating revenues	11,589.8	100.0%	12,239.4	100.0%	16,488.5	100.0%

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

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the year ended December 31,
	2005	2006	2007
	(Rp. in billions)
Usage charges	4,794.1	5,317.9	6,542.9
Value-added features	2,815.2	3,022.7	4,185.3
Interconnection income	746.8	697.3	1,847.5
Connection fees	191.3	103.5	79.1
Monthly subscription charges	21.1	9.9	20.4
Others	76.5	76.2	77.3

Total cellular services operating revenues	8,645.0	9,227.5	12,752.5

A substantial proportion of our cellular subscribers are prepaid subscribers (approximately 97.5% as of December 31, 2007). We offer a variety of value-added features to our prepaid subscribers, which have increased cellular services operating revenues from value-added features, in particular SMS and value-added SMS, which allows access to a variety of information, such as politics, sports and business news. We have expanded the value-added features available to prepaid subscribers, including ring-back tones, voice SMS, mobile office, voicemail, GPRS and MMS services. We anticipate SMS and other value-added features will continue to increase as a proportion of our cellular services operating revenues as we continue to make available new value-added features to our prepaid cellular subscribers. For instance, in 2007, we launched 3.5G wireless broadband services in Jakarta and Surabaya, which shows strong subscriber growth and we plan to continue to expand these services to more cities in Indonesia.

The number of our cellular subscribers has increased from approximately 14,512,453 as of December 31, 2005 to approximately 16,704,639 and 24,545,422 cellular subscribers as of December 31, 2006 and 2007, respectively, representing a 46.9% increase from 2006 to 2007.

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

•	cellular services operating revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of actual recorded traffic for the month.

•	cellular services operating revenues are presented on a gross based method before interconnection expenses and compensation to value-added service providers.

Historically, we earned net interconnection income from other operators. Starting January 2007, however, as a result of the new interconnection regime, telecommunications operators in Indonesia have switched from a revenue sharing system to a system of cost-based interconnection rates between Indonesian telecommunications operators. As a result of the new cost-based interconnection regime, we now report operating revenues on a gross basis rather than on a net based method. Using a net based method, we recognize operating revenues net of interconnection expenses. On a gross basis, we recognize interconnection income in operating revenue and interconnection expenses in operating expenses. Pursuant to the cost-based interconnection regime, operators providing SMS will use the SKA (Sender keep All) mechanism.

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

Fixed Telecommunications Services. Fixed telecommunications services include international long-distance and fixed wireless services, which we introduced in 2004. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 78.5% of our operating revenues from fixed telecommunications services in 2007 and fixed wireless and fixed line services represented the balance.

International Long-distance Services. Our international long-distance services operating revenues have two primary sources, incoming call revenues and outgoing call revenues. For most outgoing calls, tariffs are set pursuant to Ministerial Decree No. 74 / 1998, and we receive payments from domestic carriers, including Telkom and other domestic fixed-line and cellular operators. Such payments are denominated and paid in Indonesian rupiah. For incoming calls, three key factors typically determine our operating revenues: traffic volume, agreed pricing and currency fluctuations. We have negotiated volume commitments and accounting rates with foreign telecommunications operators or have implemented a market termination rate-based pricing system, and received net settlement payments from such carriers. Net settlement payments and accounting rates are generally denominated and paid in currencies other than the Indonesian rupiah, principally the U.S. dollar; accordingly, incoming call revenues are affected by fluctuations in exchange rates between the Indonesian rupiah and other currencies.

Although we are implementing measures intended to maintain IDD call volumes, we believe that increased competition from Telkom and VoIP providers reduced IDD call volumes and international long-distance services operating revenues in 2007. We expect usage of VoIP services will continue to increase. To compete with Telkom and VoIP providers and to maximize the use of our network capacity, we have aggressively sought negotiated volume commitments for incoming calls from certain foreign telecommunications operators, resulting in increases in incoming call minutes.

Prior to 2006, we utilized revenue-sharing agreements to negotiate interconnection fees with certain cellular operators, and we recorded operating revenues from such interconnections on a net based method, after interconnection expenses and after allocations to overseas international carriers. Our domestic interconnection charges with Telkom are determined based on tariff guidelines established by the Government, and we record operating revenues for such interconnections on a gross basis, before interconnection expenses, but after allocations to overseas international carriers. We account for tariff-based interconnection expenses as operating expenses in the year incurred. In February 2006, the Government modified regulations related to interconnection tariffs requiring such tariffs to be based on the cost incurred by the operator. As a result of this regulatory change, we adopted the new system of calculating interconnection tariffs with other telecommunications operators in 2007.

Starting January 2007, telecommunications operators in Indonesia have switched from a revenue sharing system to a system of cost-based interconnection rates between Indonesian telecommunications operators. As a result of the new cost-based interconnection regime, we now report operating revenues on a gross basis as opposed to a net based method. Using a net based method, we recognize operating revenue net of interconnection expenses. On a gross basis, we recognize interconnection income in operating revenue and interconnection expenses in operating expenses.

Fixed Wireless Services. As of December 31, 2007, we had 627,934 fixed wireless subscribers in 29 cities in Indonesia. We plan to expand our fixed wireless services to several additional cities in order to create capacity for approximately four to five million fixed wireless subscribers by the end of 2008. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

Operating Expenses

As a result of the new interconnection regime, beginning in 2007, Indonesian telecommunications operators have switched from a revenue sharing system to a system of cost-based interconnection rates between telecommunications operators. We now report interconnection expenses in operating expenses under cost of services as a result of switching to the cost-based system of interconnection rates.

Our principal operating expenses include cost of services, depreciation and amortization, personnel costs, administrative and general expenses and marketing.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Indonesian rupiah. Such expenses may include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Costs of Services. Costs of services expenses include interconnection expenses, maintenance, radio frequency licenses, the cost of SIM cards and pulse reload vouchers, utilities, leased circuits, rents and concession fees. Interconnection expenses represent amounts paid to other operators for interconnection services as well as other charges for leased infrastructure and bill processing services provided by Telkom. Fluctuations in such expenses generally coincide with fluctuations in cellular traffic and international long-distance traffic. Maintenance expenses include maintenance of our fixed assets, including buildings, submarine cables, telecommunications equipment, office equipment and vehicles. As we continue to expand the coverage and capacity of our cellular and other networks, we expect that our maintenance expenses will increase. Radio frequency licenses include license fees which are calculated based on actual spectrum usage. Leased circuit expenses include expenses related to our leases for satellite channels and submarine cables. Concession fees typically increase with higher cellular subscriber numbers and usage levels as such fees are calculated as a percentage of operating revenues.

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

Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted as of the balance sheet date. Amendments to tax obligations are recorded when an assessment is received or, if appealed, when the result of the appeal is determined. For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts. Our deferred tax—net has fluctuated over the years ended December 31, 2005, 2006 and 2007 principally as a result of differences between financial and tax reporting.

Net Income

Our net income for the years ended December 31, 2005, 2006 and 2007 does not reflect the growth in operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our net income over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange—net, and gain or loss on change in the fair value of derivatives—net.

Results of Operations

The following table sets forth line items from our 2005 and 2006 consolidated statements of income which have been reclassified to Operating Expenses—Cost of Services to conform with the presentation of accounts in our 2007 consolidated statement of income:

	Amounts
	2005	2006	2007
	(Rp. in billions)
Operating expenses—compensation to telecommunication carriers and service provider	408.4	369.7	1,708.0
Operating expenses—maintenance	614.6	585.2	765.6
Operating expenses—leased circuits	142.2	180.2	235.7
Operating expenses—other cost of services	1,461.7	1,569.1	2,070.6

The following table sets forth selected income statement data expressed as a percentage of total operating revenues for the periods indicated:

	For the year ended December 31,
	2005	2006	2007
Operating revenues:
Cellular	74.6%	75.4%	77.3%
MIDI	14.6	15.5	9.5
Fixed telecommunications	10.8	9.1	13.2

Total operating revenues	100.0%	100.0%	100%

Operating expenses:
Cost of services	22.7%	22.1%	29.0%
Depreciation and amortization	26.6	29.8	25.4
Personnel	10.9	11.0	9.7
Administration and general	5.2	5.4	4.3
Marketing	3.1	3.8	4.2
Total operating expenses	68.5	72.2	72.6
Operating income	31.5	27.8	27.4
Other expense—net	(11.2)	(11.2)	(9.6)
Income before income tax	20.3	16.5	17.8
Income tax expense—net	(6.0)	(4.7)	(5.2)
Net income	14.0%	11.5%	12.4%

2007 Compared to 2006

Operating Revenues

Total operating revenues increased from Rp12,239.4 billion in 2006 to Rp16,488.5 billion in 2007, or 34.7%, primarily as a result of growth in operating revenues from cellular services. During 2007, operating revenues from cellular services increased by Rp3,525.0 billion, or 38.2%, from Rp9,227.5 billion in 2006 to Rp12,752.5 billion in 2007. Operating revenues from MIDI services increased by Rp266.0 billion, or 14.0%. Operating revenues from fixed telecommunications services increased by Rp458.1 billion, or 41.3%, in each case compared to 2006.

Using the net based method for recording interconnection revenues and expenses, 2007 operating revenue would have increased by Rp2,867.7 billion, or 23.4%, from Rp12,239.4 billion in 2006 to Rp15,107.1 billion in 2007, and revenue from cellular services would have increased by Rp2,517.3 billion, or 27.3%, from Rp9,227.5 billion in 2006 to Rp11,744.9 billion in 2007. Operating revenue from fixed telecommunication would have increased by Rp84.4 billion, or 7.6%, from Rp1,109.3 billion in 2006 to Rp1,193.7 billion in 2007.

Cellular Services. In 2007, we recorded cellular services operating revenues of Rp12,752.5 billion, an increase of 38.2% from Rp9,227.5 billion in 2006. As a result, operating revenues from cellular services represented 77.3% of our total operating revenues for 2007, compared to 75.4% for 2006. Such growth was lower than our 46.9% increase in cellular subscribers from 2006 to 2007 primarily due to a combination of increased penetration to lower-income subscribers, a decrease in our effective revenue per minute due to discounts and bonuses such as tariff packages we offered and extended local zones. Other factors have contributed to this trend, including increased usage of SMS, rather than voice services. Many new cellular subscribers are younger retail subscribers who typically use SMS heavily, but generate less cellular voice traffic than our existing cellular subscribers.

Usage charges increased by Rp1,225.1 billion, or 23.0%, from 2006, and represented 51.3% of our total cellular services operating revenues. This increase in usage was primarily due to expansion of our cellular subscriber base and aggressive marketing efforts to attract new subscribers.

In 2007, cellular services operating revenues generated by value-added features increased by Rp1,162.6 billion, or 38.5%, compared to 2006 primarily due to increased usage of SMS and value-added services. The contribution of value-added features to cellular services operating revenues remained stable at around 32.8% in 2006 and 2007.

MIDI Services. In 2007, operating revenues from MIDI services increased by 14.0% from Rp1,902.6 billion in 2006 to Rp2,168.6 billion in 2007 primarily due to increased Internet, IP VPN and leased lines, resulting from increased domestic demand for such services. Internet operating revenues represented the largest component of MIDI services operating revenue, which increased by Rp148.0 billion. Growth in Internet services was driven by increasing ISP and Internet protocol-based services. Operating revenues from IP VPN increased by Rp152.3 billion primarily due to higher capacity and more dedicated circuits being leased by wholesale customers.

Fixed Telecommunications Services. Fixed telecommunications services operating revenues increased by 41.3% to Rp1,567.4 billion in 2007 from Rp1,109.3 billion in 2006. Operating revenues from international calls and fixed wireless services represented 78.5% and 14.0%, respectively, of fixed telecommunications services operating revenues. The remaining 7.5% of fixed telecommunications services operating revenues in 2007 was generated by fixed line and other services. Revenues from international calls increased from Rp857.7 billion in 2006 to Rp1,230.2 billion in 2007 due to increases in incoming call revenue, although our outgoing call revenue decreased due to competition with other operators such as Telkom. However, the total volume of international calls from our “001” and “008” gateways increased by 35.2% from 1,134.3 million minutes in 2006 to 1,533.5 million minutes in 2007. Total incoming traffic increased by 26.1% from 980.5 million minutes in 2006 to 1,236.6 million minutes in 2007, primarily due to pricing and volume commitments with several foreign telecommunications operators. Outgoing traffic increased by 93.0% from 153.8 million minutes in 2006 to 296.9 million minutes in 2007 primarily due to increased user traffic from “Flatcall 01016.” Outgoing traffic from non-Indosat access decreased due to competition from other domestic telecommunications operators as well as from VoIP providers.

While our operating revenues from Flatcall 01016, which charges a lower tariff per minute, have been increasing, such increases have been unable to compensate for lower operating revenues generated by international long-distance services. Operating revenues from fixed wireless services increased from Rp149.9 billion in 2006 to Rp218.7 billion in 2007 primarily due to an increase in our fixed wireless subscriber base.

Operating Expenses

Operating expenses increased by Rp3,128.1 billion, or 35.4%, from Rp8,840.7 billion in 2006 to Rp11,968.9 billion in 2007 primarily due to increased operating expenses for costs of services, depreciation and amortization, personnel expenses, administration and general expenses and marketing expenses.

Cost of services expenses increased by Rp2,075.7 billion, or 76.8%, from Rp2,704.2 billion in 2006 to Rp4,779.9 billion in 2007 primarily due to an increase in interconnection expenses due to a change in reporting format, increased in maintenance expenses as a result of additional fixed assets and expenses related to Government levies such as radio frequency fees, the annual 3G license payment, USO and concession fees. Such increases resulted from an expanded number of cellular base stations and cellular services operating revenues in 2007. Leased circuit expenses increased due to network expansion for cellular and MIDI services. In contrast, the cost of SIM cards decreased due to decreases in SIM card costs per unit.

Depreciation and amortization expenses increased by 14.8% from Rp3,653.3 billion in 2006 to Rp4,195.2 billion in 2007 primarily due to the continued deployment of new cellular equipment. Typically, we experience several months time lag between when we make a certain capital expenditure and when we begin to depreciate the assets related to such capital expenditure.

Personnel costs increased by Rp244.3 billion, or 18.1%, from Rp1,350.5 billion in 2006 to Rp1,594.8 billion in 2007, primarily due to an upward salary adjustment for our employees as a result of inflation pressures on our employees and bonuses issued in appreciation of good performance.

Administration and general expenses increased by Rp42.2 billion, or 6.4%, from Rp663.9 billion in 2006 to Rp706.1 billion in 2007 primarily due to an increase in accounting fees. In addition, we experienced an increase in utilities expenses resulting from the expansion of our business.

Marketing expenses increased by Rp224.0 billion, or 47.8%, from Rp468.9 billion in 2006 to Rp692.9 billion in 2007 primarily due to increased marketing expenses associated with our aggressive marketing campaign to attract additional cellular subscribers and to enhance the value of our brands.

Operating Income

As a result of the above factors, operating income increased by Rp1,120.9 billion or 33.0% from Rp3,398.7 billion in 2006 to Rp4,519.6 billion in 2007.

Other Expenses—Net

Other expenses—net increased by Rp214.2 billion, or 15.6%, from Rp1,375.8 billion in 2006 to Rp1,590.0 billion in 2007, primarily due to an increase in financing costs and other expenses.

We recorded financing costs of Rp1,428.6 billion in 2007 compared to expenses of Rp1,248.9 billion in 2006, representing a 14.0% increase compared to 2006, principally resulting from our issuance of the Fifth Indosat Bonds and new loan facilities from BCA, Mandiri and Goldman Sachs, which, notwithstanding the repayment amount of our Second Indosat Bonds, Indosat Mudharabah Syar’iah Bonds and Investment Credit Facility III, resulted in an increase in our debts outstanding during 2007. However, these new debts have lower interest rates than the debts we repaid in 2007.

We recorded a gain on change in fair value of derivatives-net of Rp68.0 billion in 2007 compared to a loss on change in fair value of derivative-net Rp438.8 billion in 2006, as a result of depreciation of the Indonesian rupiah against the U.S. dollar. However, the gain on change in fair value of derivatives-net was offset by a loss on foreign exchange—net of Rp155.3 billion in 2007 which resulted in a moderate decrease in our other expenses—net from the fluctuation of Indonesian rupiah.

We booked other expenses-net of Rp80.0 billion in 2007 and other income-net of Rp21.2 billion in 2006, due to tax expense and interconnection adjustments.

Taxation

We recorded income tax expense—net of Rp576.1 billion in 2006 compared to Rp859.5 billion in 2007. Current income tax expenses represented 9.9% of income before income tax in 2006 and 22.6% in 2007. The increase in current income tax expense—net was primarily due to an increase in income before tax as a result of growth in operating revenues being higher than the growth in operating expenses. We recorded income tax expense deferred of Rp376.5 billion in 2006 compared to Rp198.8 billion in 2007 primarily due to the effect of temporary difference on depreciation, write-offs of accounts receivable and adjustment arising from our tax audit.

Net Income

Our net income increased by Rp632.0 billion, or 44.8%, from Rp1,410.1 billion in 2006 to Rp2,042.0 billion in 2007 due to the foregoing factors.

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

Usage charges increased by Rp523.8 billion, or 10.9%, from 2005, and represented 57.6% of our total cellular services operating revenues. This increase in usage was primarily due to the expansion of our cellular subscriber base and aggressive marketing efforts to add new subscribers.

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

Operating Expenses

Operating expenses increased by Rp902.9 billion, or 11.4%, from Rp7,937.9 billion in 2005 to Rp8,840.7 billion in 2006 primarily due to increased operating expenses for depreciation and amortization, personnel, administration and general, leased circuits, marketing and other costs of services, which was partially offset by a decrease in maintenance and compensation to telecommunication carriers and service providers.

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

Administration and general expenses increased by Rp57.9 billion, or 9.6%, from Rp606.0 billion in 2005 to Rp663.9 billion in 2006 primarily due to an increase in professional fees to pay for additional auditor work to perform quarterly limited review in 2006 and for compliance assistance in connection with the Sarbanes—Oxley Act of 2002. In addition, we experienced an increase in rental expenses, especially for vehicles and office space, and increased utilities expenses resulting from the expansion of our business.

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

Operating Income

As a result of the above factors, operating income decreased by Rp253.2 billion or 6.9% from Rp3,651.9 billion in 2005 to Rp3,398.7 billion in 2006.

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

We recorded a loss on change in fair value of derivatives—net of Rp438.8 billion in 2006 compared to Rp44.2 billion in 2005, representing an increase of 892.5% compared to 2005. The Rp438.8 billion loss in 2006 related to a loss on the change in fair value primarily due to appreciation of the Indonesian rupiah against the U.S. dollar and a greater number of derivative swap contracts. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency and Interest Rate Swap Contracts.”

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

Net Income

Our net income decreased by Rp213.4 billion, or 13.1%, from Rp1,623.5 billion in 2005 to Rp1,410.1 billion in 2006 due to the foregoing factors.

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

Cash Flows

The following table sets forth certain information regarding our historical cash flows:

	For the years ended December 31,
	2005	2006	2007
	(Rp. in billions)
Net cash flows:
Provided by operating activities	5,316.0	5,669.6	8,273.9
Used in investing activities	(6,635.0)	(6,331.0)	(7,290.4)
Provided by (used in) financing activities	2,063.4	(1,248.7)	4,236.9

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp5,316.0 billion, Rp5,669.6 billion and Rp8,273.9 billion for 2005, 2006 and 2007, respectively. In 2005, our net cash provided by operating activities included a tax refund of Rp176.4 billion. In 2006, net cash provided by operating activities increased primarily due to increased cellular services operating revenue and a net gain from the settlement of currency forward contracts. In 2007, net cash provided by operating activities increased primarily due to an increase in operating revenue of Rp4,249.1 billion driven by growth in cellular services, MIDI and fixed telecommunication services, although such increase was partially offset by an increase in interconnection costs of approximately Rp1,333.9 billion.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp6,635.0 billion, Rp6,331.0 billion, and Rp7,290.4 billion for 2005, 2006 and 2007, respectively. Net cash used in investing activities for 2005, 2006 and 2007 has been driven primarily by significant acquisitions of property and equipment, totaling Rp6,771.9 billion, Rp6,054.0 billion, and Rp6,933.6 billion, respectively, as we expanded our network coverage and capacity. The property and equipment purchased primarily included telecommunications peripherals, office equipment, FWA technical equipment, cellular technical equipment and building and leasehold improvements.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to Rp2,063.4 billion and Rp4,237.0 billion in 2005 and 2007, respectively, while net cash used in financing activities in 2006 amounted to Rp1,248.7 billion. Net cash provided by financing activities in 2005 related primarily to proceeds from the issuance of the Fourth Indosat

Bonds, the Indosat Syari’ah Ijarah Bonds and the Guaranteed Notes due 2012. Net cash used in financing activities in 2006 related primarily to the repayment of bonds payable totaling Rp956.6 billion and a cash dividend paid of Rp809.0 billion. In 2006, we also received proceeds from long-term loans and from the exercise of ESOP Phase I and II amounting to Rp357.4 billion and Rp287.9 billion, respectively. Net cash provided by financing activities in 2007 related primarily to proceeds from (i) the issuance of the Fifth Indosat Bonds and our Indosat Sukuk Ijarah Bond II, amounting to Rp3,000.0 billion and (ii) loans from Goldman Sachs International, BCA and Bank Mandiri, amounting to Rp4,450.9 billion, which were partially offset by repayment of bonds payable totaling Rp1,050 billion and loans payable totaling Rp1,377.7 billion.

Debt

As of December 31, 2007, we had outstanding borrowings of Rp16,692.1 billion comprised of:

•	loans payable (net of unamortized issuance cost and current maturities) of Rp4,249.0 billion;

•	bonds payable (net of unamortized issuance cost, unamortized discount and current maturities) of Rp10,088.7 billion;

•	current maturities of loans payable of Rp494.4 billion; and

•	current maturities of bonds payable of Rp1,860.0 billion.

The increase in loans payable (net of unamortized issuance cost and current maturities) to Rp4,249.0 billion as of December 31, 2007 from Rp1,504.7 billion as of December 31, 2006 was primarily due to (i) loan proceeds from Goldman Sachs International amounting to Rp434.3 billion and loans from BCA and Bank Mandiri totalling Rp4,000.0 billion and (ii) repayment of Syndicated Loan Facility II amounting to Rp1,250.0 billion and our Second Indosat Bonds Series A and C and our Indosat Mudharabah Syar’iah Bonds totaling Rp1,050.0 billion.

The increase in bonds payable (net of unamortized issuance cost, unamortized discount and current maturities) to Rp10,088.7 billion as of December 31, 2007 from Rp8,734.0 billion as of December 31, 2006 was primarily due to the issuance of our Fifth Indosat Bonds and our Indosat Sukuk Ijarah Bond II amounting to Rp2,600.0 billion and Rp400.0 billion, respectively. Our debt to equity ratio increased from 75.1% as of December 31, 2006 to 100.9% as of December 31, 2007. Existing debt agreements contain, among other things, certain restrictive covenants, including debt service coverage ratios, limitations on total debt and restrictions on liens, sale of assets and merger activities. See “Item 4: Information on the Company—Principal Indebtedness.”

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions. On September 12 and 13, 2005, we repurchased a portion of Series A of the First Indosat Bonds in the principal amount of Rp48.5 billion at a price equal to 101.175% of the principal amount repurchased and additional unpaid interest of Rp50.6 billion.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2005, 2006 and 2007 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50% of our net income for each of the years ended December 31, 2004, 2005 and 2006, respectively. We intend to maintain a dividend policy ranging from 30% to 50% of net income.

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

Capital Expenditures

Historical Capital Expenditures

From the beginning of 2005 through 2007, we invested a total of Rp23,945.7 billion (US$2,545.2 million) in our various businesses. With these funds, we primarily purchased equipment and services from foreign suppliers in connection with the development of our cellular network. We invested Rp9,726.4 billion (US$1,035.5 million) during the year ended December 31, 2007, with such investment predominantly focused on expanding our cellular network by increasing our number of base stations and BTS sites to increase network coverage and capacity. We expect our capital expenditures to be significant in 2008, as we attempt to enhance the capacity, coverage and quality of our existing cellular network and to satisfy demand-driven cellular network expansion into targeted areas with higher population density and cellular subscriber potential.

Capital Expenditures for 2008

Under our capital expenditure program, we plan to invest approximately US$1.2 billion in 2008 in capital expenditures for our various businesses.

We intend to allocate our capital expenditures for 2008 as follows:

•	Cellular network investment: We plan to apply a large majority of our capital expenditures to finance the continued enhancement and expansion of the capacity and coverage of our cellular network.

•

Palapa-D satellite investment: We plan to apply approximately US$200 million of our capital expenditures to finance the purchase and construction of our new Palapa-D satellite, which will replace our Palapa-C2 satellite.

•

Other investment: We plan to invest the remainder of our capital expenditures budget over the next two years in non-cellular network areas, including the fixed-access network, as we increase network access for our corporate customers and continue to provide them with voice, long-distance and MIDI services and make improvements to our backbone.

The foregoing amounts represent our budgeted investment plans; actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately 20% of our budget.

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

Furthermore, U.S. GAAP requires capitalization of a parent company’s interest expense for all qualifying expenditures. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP results in additional depreciation expense recognized under U.S. GAAP. As a result of this difference, excluding the depreciation difference resulting from interest capitalization, for the years ended December 31, 2005, 2006 and 2007, our net income would be Rp258.9 billion, Rp326.3 billion and Rp488.2 billion higher under U.S. GAAP, respectively.

Goodwill

Under Indonesian GAAP, goodwill is amortized using the straight-line method over the useful life of the goodwill. Under U.S. GAAP, goodwill is not amortized but is subject to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result of this difference, our net income for each of the years ended December 31, 2005, 2006 and 2007 would be Rp226.3 billion higher under U.S. GAAP, respectively.

Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” revenue from service connection should be deferred and recognized over the expected term of the customer relationship. As a result of this difference, for the years ended December 31, 2005, 2006 and 2007, our net income would be Rp54.1 billion, Rp43.6 billion and Rp10.8 billion higher under U.S. GAAP, respectively.

Capitalization of Foreign Exchange Losses—Net of Gain

Under Indonesian GAAP, foreign exchange losses—net of foreign exchange gain on borrowings used to finance construction of a qualifying asset should be capitalized. Capitalization of net foreign exchange losses ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. The net foreign exchange losses capitalized and the related depreciation expense under Indonesian GAAP should be reversed for U.S. GAAP purposes. As a result of this difference and excluding depreciation differences resulting from the capitalization of foreign exchange losses, for the year ended December 31, 2006, our net income would be Rp33.2 billion lower under U.S. GAAP. There was no capitalization of net foreign exchange loss for the year ended December 31, 2005 and 2007.

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

Under Indonesian GAAP, expenses associated with the acquisition of the Government permit to use the land, including notary fees and taxes, should be amortized over the period of the right to use the land obtained from the Government which, in our case, is an initial period ranging from approximately 20 to 30 years. Under U.S. GAAP, the costs to acquire the landrights are amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years. As a result of this difference, for the years ended December 31, 2005, 2006 and 2007, our net income would be Rp10.9 billion, Rp12.4 billion and Rp14.6 billion lower under U.S. GAAP, respectively.

Pension Plan

Under Indonesian GAAP, we follow SAK 24 (Revised 2004) (Note 2p). In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, we follow SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”—as an amendment to SFAS No. 87, 88, 106 and 132 (R)” on December 31, 2006. In accordance with SFAS No. 158, a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of adoption that are not previously recognized as components of net periodic pension cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions.” SFAS No. 158 does not change the determination of net periodic pension cost under SFAS No. 87. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service lives of the employees. As a result of this difference, for the years ended December 31, 2005, 2006 and 2007, our net income would be Rp18.9 billion, Rp7.4 billion and Rp5.9 billion lower under U.S. GAAP, respectively.

Minority Interest

This represents the net effect on the minority stockholders’ proportionate share in the equity of the subsidiaries, as a result of the differences between Indonesian GAAP and U.S. GAAP which affect the subsidiaries’ net income. As a result of this difference, for the years ended December 31, 2005, 2006 and 2007, our net income would be Rp13.1 billion higher, Rp1.3 billion lower and Rp0.05 billion higher under U.S. GAAP, respectively.

Post-retirement Benefits

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits,” which regulates the accounting and disclosure for employee benefits and also covers post-retirement benefits. Under U.S. GAAP, we account for these benefits over the estimated service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions.” As a result of this difference, for the years ended December 31, 2005, 2006 and 2007, our net income would be Rp1.3 billion, Rp0.2 billion and Rp1.3 billion lower under U.S. GAAP, respectively.

Starting in 2006, companies adopted SFAS No. 158 under which a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize, as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of adoption that are not previously recognized as components of net periodic benefit cost.

Equity in Net Income of Associated Companies

This represents the effect of the difference between Indonesian GAAP and U.S. GAAP in the investee’s accounting for foreign exchange differential on borrowings relating to property under construction (see “Capitalization of Foreign Exchange Losses—Net of Gain” above). As a result of this difference, for the year ended December 31, 2005, our net income would be Rp29.0 billion higher under U.S. GAAP. There was no equity in net income of associated companies for the years ended December 31, 2006 and 2007.

Preacquisition Income

This represents the difference in the minority stockholders’ proportionate share in the 2003 net income of IM3 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisition of the minority interest in the subsidiary. As a result of this difference, for the years ended December 31, 2006 and 2007, our stockholders’ equity would be Rp14.3 billion lower under U.S. GAAP.

Others

Other adjustments represent individually insignificant adjustments for differences between Indonesian GAAP and U.S. GAAP. As a result of this difference for the years ended December 31, 2005, 2006 and 2007, our net income would be Rp3.8 billion, Rp1.6 billion and Rp0.3 billion lower under U.S. GAAP, respectively.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2005, 2006 and 2007, we did not conduct significant research and development activities.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2007, we had contractual obligations in the amount of US$1,044.4 million in foreign currency-denominated contracts and Rp14,131.6 billion in Indonesian rupiah-denominated contracts. The foreign currency-denominated contractual obligations require payments totaling US$430.8 million in 2008, US$326.0 million from 2009 to 2010 and US$259.5 million from 2011 to 2012 and US$28.1 million from 2013 and thereafter. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp4,520.8 billion in 2008, Rp1,718.1 billion from 2009 to 2010, Rp3,712.8 billion from 2011 to 2012 and Rp4,179.9 billion from 2013 and thereafter.

	Payments due by the year ending December 31,
	Total		2008		2009-2010		2011-2012		2013 and thereafter
	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$
	(Rp. in billions and US$ in millions)
Contractual obligations:
Long-term debts(1)	4,466.2	34.8	423.0	7.6	1,008.9	15.2	2,600.0	3.8	434.3	8.2
Bonds payable(1)(2)	6,856.4	550.0	1,860.0	—	696.4	300.0	1,100.0	250.0	3,200.0	—
Purchase obligations	2,231.4	423.2	2,231.4	423.2	—	—	—	—	—	—
Other non-current liabilities	577.6	36.4	6.4	—	12.8	10.8	12.8	5.7	545.6	19.9

Total contractual cash obligations	14,131.6	1,044.4	4,520.8	430.8	1,718.1	326.0	3,712.8	259.5	4,179.9	28.1

(1)	These amounts exclude the related contractual interest obligations.
(2)	These amounts have been calculated under the assumption that the options related to any loans payable and bonds are not exercised. See “Item 4: Information on the Company—Principal Indebtedness—Second Indosat Bonds” and “Item 4: Information on the Company—Principal Indebtedness—Third Indosat Bonds.”

Item 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards. For information regarding our employees, see “Item 4: Information on the Company—Employees.”

Board of Commissioners

Our Board of Commissioners consists of ten members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be appointed by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market Supervisory Agency, or Bapepam, and Indonesia Stock Exchange rules, three commissioners have been designated as Independent Commissioners: Lim Ah Doo, Soeprapto and Setio Anggoro Dewo. As of December 31, 2007, our Board of Commissioners consisted of ten members as listed below:

Name	Age	Commissioner Since	Position
Peter Seah Lim Huat	61	2002	President Commissioner
Lee Theng Kiat	55	2002	Commissioner
Sio Tat Hiang	60	2002	Commissioner
Sum Soon Lim	65	2002	Commissioner
Roes Aryawijaya	56	2002	Commissioner
Setyanto P. Santosa	61	2005	Commissioner
Sheikh Mohamed Bin Suhaim Hamad Al-Thani	42	2007	Commissioner
Lim Ah Doo	58	2002	Independent Commissioner
Soeprapto	61	2005	Independent Commissioner
Setio Anggoro Dewo	46	2007	Independent Commissioner

Set forth below is a short biography of each of our Commissioners.

Peter Seah Lim Huat has been the President Commissioner since December 2002. Mr. Seah is currently Chairman of Singapore Technologies Engineering Ltd, SembCorp Industries Limited and Singapore Computer Systems Limited. Presently, he sits on the boards of Fullerton Financial Holdings Pte Ltd, CapitaLand Limited, Chartered Semiconductor Manufacturing Ltd, StarHub Pte Ltd and STATS ChipPAC Ltd. He also serves as Deputy Chairman of Singapore Technologies Telemedia Pte Ltd and Vice Chairman of Global Crossing Limited. Mr. Seah is also the Vice President of the Singapore Chinese Chamber of Commerce & Industry and the Honorary Treasurer of the Singapore Business Federation Council. He was a banker for 33 years before retiring as Vice Chairman and Chief Executive Officer of Overseas Union Bank in September 2001. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.

Lee Theng Kiat has been a Commissioner since December 2002. Mr. Lee currently serves as the President and Chief Executive Officer of STT. Prior to joining STT, Mr. Lee held different senior positions in legal affairs and in the strategic business development of Singapore Technologies (ST) Ventures, ST Holdings and ST Industrial Corporation. In 1993, Mr. Lee spearheaded the formation of STT. Under his leadership, STT has swiftly grown to become a leading information-communications company with operations in the Asia-Pacific region, the Americas, and Europe. Mr. Lee earned a Bachelor of Law degree (Honors) from the University of Singapore in 1976.

Sio Tat Hiang has been a Commissioner since December 2002. He has also been Chairman of the Remuneration Committee since July 2004. Mr. Sio currently serves as the Executive Vice President of STT and was a core member involved in the formation of STT. Prior to joining STT, Mr. Sio held senior roles in treasury, corporate finance and strategic investment functions. Prior to that, he worked with companies in the banking and financial services industries. Mr. Sio earned a Bachelor’s degree in Business Administration (Honors) from the University of Singapore in 1970 and attended a senior management program at the London School of Business.

Sum Soon Lim has been a Commissioner since December 2002. He is also Chairman of the Risk Management Committee. Currently, Mr. Sum is a Director of STT, Singapore Health Services Pte Ltd., Singapore Press Holdings Ltd. and Yantai Raffles Shipyard Ltd. Mr. Sum earned a Bachelor’s degree in Production Engineering from the University of Nottingham, United Kingdom.

Roes Aryawijaya has been a Commissioner since December 2002. He currently serves as the Deputy Minister of State-Owned Enterprises (Mining, Strategic Industry, Energy and Telecommunications). In the past, he has held several positions, including Commissioner for PT Pertamina (Persero) from 2003 to 2005, Secretary of Government Commissioner for PT Pertamina (Persero) in 2000, Head of the Planning Bureau for the Department of Mining and Energy from 1999 to 2000, Head of Geothermal Exploration and Production Sub-Directorate from 1994 to 1999 and Head of Natural Gas Refinery and Transportation Sub-Directorate from 1990 to 1991. He earned an Masters of Science degree in Petroleum Economics from the University of New South Wales, Australia, and a degree in Petroleum Engineering from the Bandung Institute of Technology in 1977.

Setyanto P. Santosa has been a Commissioner since June 2005. He currently serves as lecturer at the Faculty of Economics at Padjajaran University. In the past, he has held several positions, including Permanent Secretary of the Ministry of Culture and Tourism and Executive Chairman of Indonesia Culture & Tourism Development Board from 2002 to 2003, Deputy Minister for State-Owned Enterprises from 1998 to 2000, Commissioner of Bank Bumi Daya from 1998 to 1999, Secretary General of ASEAN Chambers of Commerce and Industry from 1996 to 1998, President Commissioner of Pacific Satellite Nusantara from 1993 to 1997, Commissioner of Satelindo from 1993 to 1995, Chief Executive Officer of PT Telekomunikasi Indonesia from 1992 to 1996 and Chief Executive Officer of PT INTI (Indonesian Telecommunications Industry) from 1989 to 1992. He was also a member of the Indonesia People’s Assembly (MPR) from 1998 to 1999. He earned his undergraduate degree from the Faculty of Economics, Padjajaran University, Bandung in 1971, his master degree from Michigan State University, Department of Economics, East Lansing, USA in 1978, and his doctorate degree in Interdisciplinary Study from Gajah Mada University, Yogyakarta in 2007.

Sheikh Mohamed Bin Suhaim Hamad Al-Thani has been a Commissioner since June 2007. Sheikh Mohammed currently serves as Vice Chairman of the Board and Chairman of the Investment Committee of Qatar Telecom (QTEL). He is also Chairman of QTEL International, the founder and Chairman of the M- Holding Group, Chairman of Evolvence Capital, and a board member of Naeem Holding. Mr. Mohamed graduated from the School of Business Administration of Portland State University in Oregon, USA.

Lim Ah Doo has been an Independent Commissioner since December 2002. He has served as Chairman of the Audit Committee since June 2004 and has been a member of the Remuneration Committee since 2003. Mr. Lim is currently a Director of GP Industries Ltd and is also vice chairman of RGM International Pte. Ltd. In the past, Mr. Lim has held several positions including Chairman and Managing Director of Deutsche Morgan Grenfell (Asia) Ltd from 1993 to 1995. Mr. Lim earned a Master of Business Administration degree from Cranfield School of Management in 1976, and a Bachelor of Science in Engineering (Honors) from Queen Mary College, University of London, in 1971.

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

Setio Anggoro Dewo has been an Independent Commissioner since June 2007 and has served on our Audit Committee since July 2007. Mr. Dewo currently serves as a lecturer at the Faculty of Economics, University of Indonesia, as Head of the Post-Graduate Accounting Program at the University of Indonesia, Finance Director at PT Perusahaan Listrik Negara (PLN), and as a Vice Chairman of the Indonesia Institute for Corporate Directors (IICD). In the past, Mr. Dewo has held several positions including as a Financial Economist on various projects with the Asia Development Bank (ADB) and the United States Agency for International Development, as a member of the Risk Management Committee of PT PLN. Mr. Dewo earned a Ph.D. from the Melbourne Business School, University of Melbourne in 2003, a Master of Business Administration degree in Business Finance and Business Economics from the Catholic University of Leuven, Belgium in 1990 and a degree in

Accounting from the University of Indonesia in 1986. On March 10, 2008, Mr. Dewo resigned from his position as an Independent Commissioner. His resignation will be effective as of the next Annual General Meeting of Shareholders to be held in June 2008.

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

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be appointed by the holder of the one Series A share. As of December 31, 2007, our Board of Directors consisted of nine members as listed below:

Name	Age	Director Since	Position
Johnny Swandi Sjam	47	2005	President Director
Kaizad Bomi Heerjee	44	2005	Deputy President Director
Fadzri Sentosa	44	2007	Director of Jabotabek & Corporate Sales
Guntur S. Siboro	42	2007	Director of Marketing
Syakieb Ahmad Sungkar	45	2007	Director of Regional Sales
Raymond Tan Kim Meng	54	2004	Director of Network
Roy Kannan	55	2007	Director Information Technology
Wong Heang Tuck	40	2004	Director of Finance
Wahyu Wijayadi	51	2003	Director of Corporate Services

Set forth below is a short biography of each of our Directors:

Johnny Swandi Sjam has been the Director of Jabotabek & Corporate Sales since March 2006, after serving as the Director of Consumer Market from 2005 to 2006. In the past, Mr. Sjam has held several positions, including Senior Vice President of PT Indosat from 2003 to 2005, President Director of PT Satelindo from 2002 to 2003 and President Director of PT Sisindosat from 1999 to 2000. Mr. Sjam earned a Master of Science in Business Administration and Policy from the University of Indonesia, and a diploma in Industrial Management and a degree in Information Technology from Gunadharma University.

Kaizad Bomi Heerjee has been the Deputy President Director since December 2005. Prior to joining Indosat, he was the Senior Vice President of International Operations and Business Development at STT from 2004 to 2005. From 2003 to 2005, he was the Senior Vice President & Head of Business Markets at StarHub, a Singapore information communications company. Dr. Heerjee was also the Assistant Chief Executive of the Infocomm Development Authority of Singapore from 2000 to 2003. He has also spent over 10 years with Compaq Computers and Digital Equipment Corporation in several senior management, sales and marketing, and technical positions worldwide. Dr. Heerjee received a Doctorate degree in Computer Science from The Dundee Institute of Technology (UK) in 1988 and a Master’s degree in Information Technology from University of Nottingham in 1985.

Fadzri Sentosa has been the Director of Jabotabek and Corporate Sales since June 2007. Mr. Sentosa has previously held various positions with us, including as the Group Head of National Card and Channel Management from 2006 to 2007, Senior Vice President of Commerce, Jabotabek Region from 2004 to 2006 and as Senior Vice President of Cellular Sales from 2003 to 2004. Mr. Sentosa was previously a member of the Board of Directors of IM3 and Satelindo. Mr. Sentosa earned a master’s degree in International Business Management from the University of Technology, Sydney in 2001 and a bachelor’s degree in Telecommunications Engineering from the Bandung Institute of Technology in 1986.

Guntur S. Siboro has been the Director of Marketing since June 2007. Mr. Siboro has previously held several positions with us, including as the Group Head of Integrated Marketing from 2006 to 2007, as Senior Vice President, Sumatera Regional Office from 2005 to 2006, as Senior Vice President of Fixed Wireless Access from 2004 to 2005, as Senior Vice President of Corporate Strategy from 2003 to 2004, as General Manager of Strategic Development from 2002 to 2003 and General Manager of Marketing and Product Development from 2001 to 2002. Mr. Siboro earned a master’s degree in Business Administration from Monash University, Australia in 1991, a Master of Engineering from Cornell University in 1987 and a Bachelor of Science in Electrical Engineering from the University of Southern California, USA in 1986.

Syakieb Ahmad Sungkar has been the Director of Regional Sales since June 2007. Mr. Sungkar has previously held several positions with us, including as the Head of East Java and Bali region from 2006 to 2007 and as Senior Vice President of Sales from 2005 to 2006. Mr. Sungkar earned a bachelor degree in Telecommunications Engineering from the Bandung Institute of Technology in 1987.

Raymond Tan Kim Meng has been the Director of Network since February 2005. He previously served with us as the Director of Network Operations and Quality Management from 2003 to 2005, as Senior Vice President of Business Development from 2002 to 2003, as Deputy President Director of PT Satelindo and as the Director of Procurement in 2003. Prior to joining Indosat, he held senior positions with Nokia, Lucent Technologies, Nortel, Shinawatra DataCom and SingTel. Mr. Tan earned a bachelor degree in Electrical Engineering (Honors) from the University of Singapore in 1979.

Roy Kannan has been the Director of Information Technology since July 2007. Mr. Kannan has previously held several positions, including as chief information officer of Chartered Semiconductor Manufacturing Ltd. from 2003 to 2007, as chief information officer of RGM Group from 2001 to 2003, as Director of Manufacturing Solutions Practice, Asia Pacific of Digital Equipment from 1995 to 2001, Director of Mastek Asia Pacific Pte. Ltd. from 1993 to 1995, Manager of Digital Equipment India Limited from 1991 to 1993 and Director of Bhorucom Software Private Limited from 1989 to 1991. Mr. Kannan earned a post graduate diploma in Management from the Indian Institute of Management, India in 1976 and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology in 1974.

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

Wahyu Wijayadi has been the Director of Marketing since March 2006 and has also served as the Director of Corporate Market from 2005 to 2006 and the Director of Fixed Communications and MIDI from 2003 to 2005. In the past, Mr. Wijayadi has held several positions including General Manager Corporate Secretary of Indosat from 2000 to 2002, General Manager, Jakarta Region of Indosat from 2002 to 2003, President Commissioner of Satelindo from 2001 to 2002, President Commissioner of Telkomsel from 2000 to 2001 and Operations & Production Director of PT Cipta Televisi Pendidikan Indonesia from 1997 to 2000. He earned a Masters of Business Administration from Institute Pengembangan Manajemen Indonesia (IPMI) in 1989 and a degree in Electrical Engineering from Bandung Institute of Technology in 1982.

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

Compensation of Commissioners and Directors

For their services, Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The net total cash recorded for payment to our Commissioners and Directors for 2007 was Rp36.8 billion.

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

Audit Committee

In accordance with Bapepam, Indonesia Stock Exchange and New York Stock Exchange regulations, we have formed an independent Audit Committee, consisting of five persons and chaired by one of the Independent Commissioners. The duties of the Audit Committee include providing professional, independent advice to the Board of Commissioners and identifying matters that require the attention of the Board of Commissioners, including review of the following: our financial information (including financial reports and projections); the independence and objectivity of our public accountant; the adequacy of our public accountant’s audits that all material risks have been considered; the adequacy of our internal controls; our compliance as a listed company with the prevailing capital markets regulations and other regulations related to our business and our internal auditors’ duties. The Audit Committee also examines and reports complaints to the Board of Commissioners, maintains the confidentiality of documents, data and information relating to us, conducts an audit of any alleged mistake in the resolutions of a Board of Directors’ meeting or deviations in the implementation of the resolutions of such meeting and maintains the Audit Committee charter.

As of December 31, 2007, the members of our audit committee were Lim Ah Doo (Chairman), Soeprapto, Achmad Rivai and Setio Anggoro Dewo, Achmad Fuad Lubis. On June 5, 2007, Farida Eva Riyanti Hutapea was discharged from her position as one of the Independent Commissioners at the Company’s Annual General Meeting of Shareholders and ceased to serve on our Audit Committee, and Setio Anggoro Dewo was appointed as an Independent Commissioner. Achmad Rivai and Achmad Fuad Lubis serve as independent outside members of our Audit Committee pursuant to Bapepam regulations requiring at least two outside persons to serve as members of the Audit Committee. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. As of June 20, 2007, the members of our Remuneration Committee were Sio Tat Hiang (Chairman), Lim Ah Doo and Soeprapto. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluate potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2007, the members of our Risk Management Committee were Sum Soon Lim (Chairman), Roes Aryawijaya, Setyanto P. Santosa and Sio Tat Hiang. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

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

We granted options under the employee stock option plan in two phases. The options had a one-year vesting period and were exercisable commencing August 1, 2004 for the first phase and commencing August 1, 2005 for the second phase. The exercise price for the stock options was calculated as 90% of the average closing price for our shares during certain periods preceding the annual shareholders’ meetings in 2003 for the first phase and in 2004 for the second phase. The exercise price was Rp1,567.4 (adjusted for the five-for-one stock split on March 8, 2004) and Rp3,702.6 for the first phase and second phase, respectively. This stock option plan terminated on July 31, 2006 at the end of the exercising period for the second phase of the stock option plan. We have not implemented any other employee stock option plans.

Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2008, our issued and fully paid capital was divided into one Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. In addition, the Government, acting through its Ministry of State-Owned Enterprises, owns the one Series A share and has special voting rights. ICL and ICLS collectively own 40.81% of our shares. On March 26, 2008, we received notification from FMR LLC and FIL Limited that, as of March 25, 2008, FMR LLC and its direct and indirect subsidiaries and FIL Limited and its direct and indirect subsidiaries own a total of 148,834,000 shares and 314,139,300 ADRs, respectively, of our Company, which amounts to 8.52% of our paid up share capital. As of March 31, 2008, aside from ICL, the Government and FMR LLC and FIL Limited (“Fidelity entities”), there were no shareholders beneficially owning more than 5% of our outstanding common stock.

The following table sets forth information as of March 31, 2008 regarding (i) persons known to us to own more than 5% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	ICL entities(1)	2,217,590,000	40.81
Series B	Government	776,624,999	14.29
Series B	Fidelity entities(2)	462,973,300	8.52
Series B	Lee Theng Kiat	*	*
Series B	Wahyu Wijayadi	*	*
Series B	Raymond Tan Kim Meng	*	*
Series B	Johnny Swandi Sjam	*	*
Series B	Wong Heang Tuck	*	*
Series B	Fadzri Sentosa	*	*

*	Less than 1%
(1)	Comprises 2,171,250,000 shares (39.96%) held by ICL and 46,340,000 shares (0.85%) held by ICLS, an affiliate of ICL.
(2)	Comprises 148,834,000 shares, or 2.73%, which is held by FMR LLC and 314,139,300 ADRs, or 5.79%, which is held by FIL Limited.

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

ICL

On December 15, 2002, ICL, a subsidiary of STT Communications Ltd, entered into a Share Purchase Agreement and a Shareholders’ Agreement with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as our shareholder. STT Communications Ltd is 100%-owned by STT, which is indirectly owned by Temasek Holdings (Private) Limited. Pursuant to the Share Purchase Agreement, the Government agreed to sell, and ICL agreed to purchase, 434,250,000 Series B Shares representing 41.9% of the total outstanding Series B Shares as of the date of such agreements. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002, at which time the Shareholders’ Agreement became effective. After consummation of this sale and purchase, the Government held 155,324,999 Series B Shares, representing 15.0% of the total outstanding Series B Shares. The aggregate purchase price for the Series B Shares acquired by ICL pursuant to the Share Purchase Agreement was Rp5,623,537,500,000 (approximately US$605.3 million). On May 5, 2006, Indonesia Communications PTE. Ltd., or ICLS, informed Bapepam that as of May 4, 2006 it owned 46,340,000 of our Series B shares. ICLS is an affiliate of ICL. ICLS and ICL are both subsidiaries of Singapore Technologies Telemedia Pte Ltd. Following such acquisition by ICLS, ICLS and ICL owned an aggregate of 2,217,590,000, or 41.16%, of our Series B shares as of May 4, 2006. As of March 31, 2007, ICL owned 2,171,250,000 (39.96%) of our Series B shares, the Government owned one Series A share and 776,625,000 (14.29%) of our Series B shares and ICLS owned 46,340,000 (0.85%) of our Series B shares.

On January 17, 2007, ICL notified us regarding the intention of Qatar Telecom to make an equity investment of approximately 25.0% in AMH which at the time was wholly owned by STT Communications Ltd. We understand the transaction closed on March 1, 2007. Upon the closing of the transaction, STT Communications Ltd. effectively controlled approximately 75.0% of AMH, which directly owns ICL and ICLS, two of our major shareholders.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and ICL, and entities that are related to or owned or controlled by the Government and ICL. The most significant of these transactions include cash and cash equivalents in the amount of Rp3,919.9 billion deposited in state-owned banks as of December 31, 2007, operating revenues from Telkom amounting to Rp1,172.7 billion and cost of services to the Ministry of Communication and Information Technology amounting to Rp1,015.0 billion. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry—the Telecommunications Law—Fee Regime.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers.

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

On May 5, 2004, we received the Supreme Court’s verdict No.1610K / PDT / 2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction and requiring us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date. On December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion (US$2.1 million) to the Central Jakarta District Court. We have initiated a new action in the Central Jakarta District Court asserting that the Primkopparseni members’ meeting at which the members decided to proceed with the dispute against us was invalid. On January 12, 2005, the court held that such a members’ meeting was unlawful, and Primkopparseni has filed an appeal of that decision. This appeal was dismissed by the High Court on February 21, 2006. We have appealed to the Supreme Court to request compensation for the costs of legal fees and injury to our brand name.

Although we are not a named defendant in the suit, we were the subject of a class action suit alleging that proper Government and parliamentary approvals, required by the constitution, were not obtained for the divestment of the Government’s 41.9% stake in us to STT. This suit was dismissed by the Central Jakarta District Court, the High Court and the Supreme Court.

In September 2004, several Indonesian non-governmental organizations published a report discussing the divestment of the Government’s 41.9% stake in STT, or the Telemedia Divestment. On April 6, 2005, the Attorney General of Indonesia, based on a review of the report, conducted a public hearing regarding possible or potential breaches of the law in connection with the Telemedia Divestment.

On November 19, 2007, the KPPU decided and stated that Temasek, jointly with STT, STT Communications Ltd, Asia Mobile Holding Company Pte. Ltd., ICL, ICLS, SingTel and SingTel Mobile, breached Article 27(a) of Law No.5 / 1999 and, among other things, ordered Temasek, jointly with its affiliated entities, STT, STT Communications Ltd., Asia Mobile Holding Company Pte. Ltd., ICL, Indonesia Communications Pte. Ltd., SingTel and SingTel Mobile to discontinue their share ownership in either Telkomsel or us within two years, effective from the date the judgment becomes final and binding. Article 27(a) states that business agents are prohibited from owning majority shares in a number of similar companies which conduct business in the same market if such ownership results in one or a group of business agents controlling over 50% of the market share of one kind of good or service. Temasek and other relevant parties filed an appeal against KPPU’s judgment in the Central Jakarta District Court and the South Jakarta District Court, respectively, however, it is unclear whether the appeals court will nullify or confirm KPPU’s judgment. Temasek and its affiliated entities currently own 40.81% of our total outstanding shares through STT’s subsidiaries, ICL and ICLS and 35.0% of the total outstanding shares in Telkomsel through SingTel In the event the appeals court confirms KPPU’s judgment and STT’s subsidiaries, ICL and ICLS, sell their shares in us rather than SingTel selling its shares in Telkomsel, it will result in a change to our controlling shareholders, which could constitute a change of control in our management and may lead to the maturity of certain of our liabilities to third parties such as the Guaranteed Notes 2010, Guaranteed Notes 2012 and under our Goldman Sachs International Loan Facility agreement.

In the event that KPPU’s judgment is affirmed and STT and its subsidiaries, ICL and ICLS, choose to sell their shares in us rather than SingTel selling its shares in Telkomsel, this may result in a material change to our Company’s management resulting in a chance of control under the indentures of our Guaranteed Notes 2010 and Guaranteed Notes 2012. If a change of control occurs, we cannot assure you that we would have sufficient funds available at the time of a change of control event to make any debt repayment (including a repurchase of the Notes) as described above. See “Item 3: Key Information—Risk Factors—We may be unable to finance a change of control offer.”

The Government’s Ministry of Finance set forth a claim in its letter No. S-498 / LK / 2004 dated February 5, 2004 which assesses a dividend penalty in the amount of approximately Rp20.6 billion and Rp42.9 billion arising from our alleged failure to pay dividends in a timely manner to the Government for the years ended December 31, 1999 and 2000, respectively. Regulations require state-owned enterprises to pay dividends in accordance with certain regulatory schedules. In September 2007, we received a letter from the Minister of Finance, letter No. S-416 / MK.02 / 2007 dated September 12, 2007, which confirmed that we are released from the obligation to pay a dividend penalty for the year 2000, but that we must pay a dividend penalty for the year 1999. As of September 24, 2007, we have made full payment of the dividend penalty for 1999, which amounted to Rp20,632,565,973.30.

In addition to the above, we have received a letter from the KPPU, No. 398 / AK / KTPP / XI / 2007, dated November 15, 2007 relating to the possible breach of article 5 of Law Number 5 / 1999 through price fixing of SMS by telecommunications operators (case number 26 / KPPU-L / 2007). As of December 14, 2007, the case is under examination by the investigating team of KPPU and we have responded to a summons for information in verbal and written form on January 8, 2008 and as well as to a second summons on April 9, 2008 from KPPU. We believe that our SMS pricing policies are in compliance with the relevant regulatory requirements.

We are also a defendant in class action filed in the District Court of Bekasi on October 31, 2007 regarding the Temasek Holding’s cross ownership of shares in Indosat and Telkomsel, which is alleged to have caused high price fixing of telecommunications services which caused harm to the public. The plaintiffs are demanding Rp1,231.7 billion in compensation for losses allegedly suffered. We received a summons from the district Court of Bekasi to appear before the court on March 4, 2008, but the summons appearance has been postponed until May 8, 2008. We are also a defendant in a class action suit filed in the Tangerang District Court on December 19, 2007, regarding Temasek Holding’s cross ownership practices, including cross ownership of shares in Indosat and Telkomsel, which is alleged to have caused high price fixing of telecommunications services tariffs which caused harm to the public. The plaintiffs represent customers of Telkomsel, Indosat and Excelcomindo throughout Indonesia who used the Simpati, Mentari, Kartu As, IM3, Kartu Halo, Matrix, Jempol, Xplor, and Bebas services and are demanding compensation amounting to Rp30,808.7 billion. We have received a summons from the Tangerang District Court through the Central Jakarta District Court to appear for trial on June 9, 2008.

On April 22, 2008, we received notification that we, Temasek Holdings, STT, STT Communications Ltd, AMH, ICL, ICLS, SingTel, SingTel Mobile, Telkomsel, Telkom and the Ministry of State-Owned Enterprises, are defendants in another class action filed in the Central Jakarta District Court regarding Temasek Holding’s cross ownership of shares in Indosat and Telkomsel. The plaintiffs represent customers of Telkomsel, Indosat and Excelcomindo and have asserted allegations similar to that of the Tangerang Class Action. The plaintiffs are demanding compensation amounting to Rp30,808.7 billion.

During tax audits and assessments of our tax payments for 2004 and 2005 by the Tax Office for State-Owned Enterprises (“KPP BUMN”) on December 4, 2006 and March 27, 2007, respectively, we were notified that our withholding tax for interest paid on intercompany loans for Indosat Finance Company B.V. and Indosat International Finance Company B.V. relating to our US$300.0 million principal amount Guaranteed Notes 2010 and US$250.0 million principal amount Guaranteed Notes 2012, respectively, should be 20%, rather than 10%. Based on advice from our tax advisors and our understanding of Indonesian law, we believe that our original calculations of withholding tax are accurate and have submitted objection letters to the Tax Office regarding these assessments. We are currently preparing to appeal our case to the tax court.

We are not involved in any other material cases, including civil, criminal, bankruptcy, state administration cases or arbitration cases in the Indonesian National Board of Arbitration or labor cases in Industrial Relation Court which may significantly affect the our performance.

Dividend Policy

Our shareholders declare dividends at the Annual General Meeting of Shareholders upon the recommendation of our Board of Directors. At our 2005, 2006 and 2007 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50% of our net income for each of the years ended December 31, 2004, 2005 and 2006, respectively. We intend to continue paying dividends, consistent with past practices, amounting to between 30% and 50% of our net income.

Item 9:    THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange (the “JSX”) and the Indonesian Stock Exchange (the “IDX”). All reported prices prior to December 3, 2007 are from the JSX and all reported prices after December 3, 2007 are from the IDX, following its commencement of operation:

	Price per Share
	High	Low
	(in Rp.)
Calendar Year
2003	15,000	7,250
2004(1)	6,000	3,040
2005(1)	6,400	4,275
2006(1)	6,750	4,050
2007(1)	9,900	5,600

Financial Quarter(1)
First Quarter 2006	6,100	4,875
Second Quarter 2006	5,800	4,050
Third Quarter 2006	5,200	4,200
Fourth Quarter 2006	6,750	5,050
First Quarter 2007	6,750	5,600
Second Quarter 2007	7,050	6,250
Third Quarter 2007	7,700	6,550
Fourth Quarter 2007	9,900	7,600
First Quarter 2008	8,750	5,850

Month(1)
September 2007	7,700	7,000
October 2007	8,750	7,600
November 2007	9,900	8,000
December 2007	9,350	8,350
January 2008	8,750	5,850
February 2008	7,350	6,850
March 2008	7,150	6,000
April (through April 28) 2008	7,000	5,950

(1)	As adjusted for the five-for-one stock split approved on March 8, 2004.

On April 28, 2008, the closing price for a share of our common stock was Rp6,000.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange (the “NYSE”).

	Price per ADS
	High		Low
	(in US$)
Calendar Year
2003	18		8	1/32
2004	33	1/4	17	13/16
2005	34	1/4	20	45/64
2006	38	71/128	21	13/[16]
2007	51	13/16	30	13/[64]

Financial Quarter
First Quarter 2006	31	13/16	26	45/64
Second Quarter 2006	32	103/128	21	13/16
Third Quarter 2006	27	55/64	22	109/128
Fourth Quarter 2006	38	35/64	26	53/64
First Quarter 2007	38	65/128	30	13/64
Second Quarter 2007	40	13/64	34	27/128
Third Quarter 2007	43	43/64	33	25/64
Fourth Quarter 2007	51	13/16	42	109/128
First Quarter 2008	47	1/64	32	23/32

Month
September 2007	42	15/32	37	1/2
October 2007	48	15/16	42	109/128
November 2007	51	13/16	43	31/32
December 2007	50	31/64	45	1/2
January 2008	47	1/8	34	127/128
February 2008	40	25/32	37	19/128
March 2008	38	5/16	32	23/32
April (through April 28) 2008	38	29/32	32	51/64

On April 28, 2008, the closing price for an ADS was US$32 51/64 on the NYSE.

Markets

Our common stock is listed on the Indonesian Stock Exchange (the “IDX”). The IDX is the principal non-U.S. trading market for our common stock. In addition, our ADSs, each representing 50 shares of our common stock, are listed on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 Series B shares (as compared to the ten Series B shares previously represented thereby).

The Indonesian Securities Market

On November 30, 2007, the Jakarta Stock Exchange and the Surabaya Stock Exchange merged to become the IDX. The IDX began operation on December 3, 2007 and in 2007, had a market capitalization of Rp2,539.041 billion, in which Rp1,982 billion of it came from equities, Rp79,065 billion and USD105 million came from corporate bonds and Rp477 trillion came from the government bonds.

Overview of the IDX

There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m. Trading on the IDX is based on an order-driven market system. Investors must contact brokerage companies, or IDX members, that will execute their orders through the IDX trading system. Trading on the IDX can only be done by IDX members who are registered as members of the Indonesian Clearing and Guarantee

Corporation, or KPEI. A brokerage company may also buy and sell securities for its own account. No limitation of share ownership by foreign investors or foreign institutions exists through direct placement or through trading on the IDX, except for banking institutions, which may only be 99% foreign owned.

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

Trades in the negotiated market can be completed without using the round lot system and price step rule. IDX members can advertise selling or buying orders through the IDX trading system and amend their order by negotiating with another member. The ultimate price is based on agreement, but it is recommended to be based on the stock price on the regular market.

Transactions on the IDX regular market and non-regular market are required to be settled no later than the third trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, they are liable to pay 125% of the highest price of the same securities or the same trading day.

The IDX board of directors may cancel a transaction if proof exists of fraud, manipulation or the use of insider information. The board of directors may also suspend trading if there are indications of bogus transactions or jacking up of share prices, misleading information, use of insider information, counterfeit securities or securities blocked from trading, or other important events.

IDX members may charge fees for their services based on an agreement with their clients. When conducting stock transactions on the IDX, exchange members are required to pay a transaction fee equal to 0.03% of the cumulative transaction value for each month plus an additional 0.01% for cash and regular market transactions guaranteed by KPEI (subject to a minimum transaction fee of Rp2,000,000). The commissions and transaction fees do not include the 10% value-added tax and the 0.1% transaction tax levied on the cumulative value of the sales of the shares.

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

Trading on the NYSE

The Bank of New York serves as depositary (the “Depositary”) with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of March 31, 2008, 574,944,900 ADSs, representing 10.58% of our common stock, were outstanding in the United States and there were 40 registered owners of our ADSs.

Item 10:    ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2007, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,356,174,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,500,000;

b.	Indonesia Communications Limited, 2,171,250,000 Series B shares with a total value of Rp217,125,000,000; and

c.	the Public, 2,486,058,500 Series B shares with a total nominal value of Rp248,605,850,000.

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

The amendment to the Articles of Association of Indosat, necessitated by the stock split, has been reported to and accepted by the Minister of Justice and Human Rights of Indonesia under number C-05582 HT.01.04.TH.2004, dated March 8, 2004. Such amendment has been registered in the Central Jakarta Company Register Office under number 0540 / RUB.09.05 / III / 2004, dated March 9, 2004. On October 20, 2004, the Ministry of Justice and Human Rights of Indonesia changed its name to the Ministry of Law and Human Rights of Indonesia.

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

Fiscal Year and Accounts

Our fiscal year commences on January 1 and ends on December 31.

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

On July 17, 2006, Lintasarta obtained approval from Bank Niaga, as lender, in connection with the issuance of limited bonds (the “Limited Bonds II”). The Limited Bonds II were issued to stockholders on June 14, 2006 and have a total face value of Rp66.2 billion, including our portion of Rp35.0 billion.

On December 28, 2006, we entered into an amendment to our interconnection agreement with Telkom in order to comply with the cost-based tariff obligations implemented under the Ministry of Communication and Technology’s Regulation No. 8 / 2006. Effective January 1, 2007, these amendments changed our tariff rates related to our mobile networks and our fixed line networks, including local, long distance and international services.

On May 9, 2007, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Persero) Tbk as trustee, in connection with our Fifth Indosat Bonds (the “Fifth Indosat Bonds”) and our Indosat Sukuk Ijarah Bonds (the “Second Syari’ah Ijarah Bonds”). The Fifth Indosat Bonds were issued on May 29, 2007 and have a total face value of Rp2,600.0 billion. The Second Syari’ah Ijarah Bonds were issued on May 29, 2007 and have a total face value of up to Rp400.0 billion.

On May 30, 2007, we entered into a credit agreement with Goldman Sachs International of Rp434.3 billion and received US$50.0 million of such amount denominated in U.S. dollars to purchase telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75%, which is payable quarterly every February 28, May 30, August 30 and November 30, commencing August 30, 2007, up to and including February 28, 2012.

On August 28, 2007 and October 30, 2007, we entered into amendments to our credit agreement with BCA relating to a five-year credit facility for Rp1,600.0 billion and Rp400.0 billion.

On September 18, 2007, we entered into a credit agreement with PT Bank Mandiri Tbk for a five-year credit facility amounting to Rp2,000.0 billion.

On November 1, 2007, we entered into a credit agreement with Bank DBS Indonesia for a five-year credit facility amounting to Rp500.0 billion.

On November 27, 2007, we entered into two facility agreements with HSBC France and one facility agreement with The Hong Kong and Shanghai Banking Corporation Limited, Jakarta Branch to finance our new telecommunications satellite. These combined export credit and commercial financing facilities amount to US$228.4 million.

On March 17, 2008, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Limited by Shares) Tbk as trustee, in connection with our Sixth Indosat Bonds (the “Sixth Indosat Bonds”) and our Indosat Sukuk Ijarah Bonds (the “Third Syari’ah Ijarah Bonds”). The Sixth Indosat Bonds were issued on April 9, 2008 and have a total face value of Rp1,080.0 billion. The Third Syari’ah Ijarah Bonds have a total face value of up to Rp570.0 billion.

For further information on these agreements, see “Item 4: Information on the Company—Principal Indebtedness.”

On December 18, 2007, we entered into a cooperation agreement with Telkom to set up network interconnection with our cellular wireless network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make interconnection calls of various types between our cellular wireless network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. On March 31, 2008, such agreement was amended in order to comply with BRTI letter No. 009 / DJPT3 / KOMINFO / II / 2008, regarding the implementation of interconnection arrangements for 2008.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection with our fixed telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make local, long-distance and international calls between our fixed telecommunications network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties.

A copy of the above agreements are filed as Exhibits 4.2 through 4.4 and 15.1 through 15.13 and are attached hereto.

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

Dividends. Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to us (with a copy to the Indonesian Office of Tax Services where we are registered) a certificate of tax domicile issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled. Indonesia has concluded double taxation treaties with over 50 countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia tax treaty, the withholding tax on dividends is generally, in the absence of a 20% voting interest, reduced to 15%.

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

U.S. Federal Income Taxation

The following discussion addresses the principal U.S. federal income tax consequences to a U.S. Holder, as defined below, of owning ADSs or shares of common stock. The description below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, the income tax convention between the United States and Indonesia and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of common stock may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. dollar, persons that received ADSs or shares of common stock as compensation for services, persons owning, directly or indirectly, 10% or more of our voting shares, and persons who hold ADSs or shares of common stock as part of a “hedge,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the Treasury Regulations thereunder) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not U.S. Holders, the following summary is limited to U.S. Holders who will hold ADSs or shares of common stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of ADSs or shares of common stock.

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

Item 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks primarily from changes in foreign currency exchange rates, changes in interest rates and equity price risk on the value of our long-term investments. To manage our foreign exchange and interest rate risks, we have entered into cross currency swap contracts, interest rate swap contracts and currency forward contracts or other transactions aimed at reducing and/or managing the adverse impact of changes in foreign exchange and interest rates on our operating results and cash flows. We accounted for these instruments as transactions not designated as hedges, wherein changes in the fair value are charged or credited directly as expenses or income for the year. We also convert surplus Indonesian rupiah funds to U.S. dollars on a regular basis in amounts necessary to meet our U.S. dollar expenses.

Interest Rate Sensitivity

As of December 31, 2007, most of our debts outstanding were at fixed rates. See “Item 4: Information on the Company—Principal Indebtedness.”

The following table provides information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debts and bonds payable, the table presents principal cash flows and related interest rates by expected maturity dates. The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2007; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on three-month certificate of Bank Indonesia, one-month certificate of Bank Indonesia and three month JIBOR on December 2007 plus a margin; and (iii) interest rates for long-term debts in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

	Expected Maturity Date (as of December 31, 2007)
	Variable Rate	2008	2009	2010	2011	2012	Thereafter	Total
	(%)	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(Rp. in billion)
Assets:
Time deposits
Rp	6.75-8.25%	5,990.57	—	—	—	—	—	5,990.5
US$	4-5%	1,811.8	—	—	—	—	—	1,811.8
Sub-total	—	7,802.3	—	—	—	—	—	7,802.3

Total Assets	—	7,802.3	—	—	—	—	—	7,802.3

Liabilities:
Short-term loan
Principal	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—

Long-term debts
Rp.
Principal	—	423.0	408.9	600.0	600.0	2,000.0	434.3	4,466.2
Interest	8.75-10.88%	427.7	397.8	328.1	271.0	180.7	19.0	1,624.2
US$
Principal	—	71.4	71.4	71.4	35.7	—	—	249.9
Interest	4.15%	9.6	6.7	3.7	0.7	—	—	20.7
Sub-total
Principal	—	494.4	480.3	671.4	635.7	2,000.0	434.3	4,716.1
Interest	—	437.3	404.5	331.8	271.7	180.7	19.0	1,644.9

Bonds payable
Rp.
Principal	—	1,860.0	56.4	640.0	1,100.0	—	3,200.0	6,856.4
Interest	10.20-16.00%	797.3	561.7	558.6	410.2	344.2	1,546.0	4,217.8
US$
Principal	—	—	—	2,817.9	—	2,348.3	—	5,166.2
Interest	7.125-7.75%	385.7	385.7	385.7	167.3	83.7	—	1,408.1
Sub-total
Principal	—	1,860.0	56.4	3,457.9	1,100.0	2,348.3	3,200.0	12,022.6
Interest	—	1,183.0	947.4	944.3	577.5	427.8	1,546.0	5,625.9

Total Liabilities	—	3,974.7	1,888.6	5,405.3	2,584.9	4,956.7	5,199.3	24,009.5

Net Cash Flows	—	3,827.6	(1,888.6)	(5,405.3)	(2,584.9)	(4,956.7)	(5,199.3)	(16,207.2)

In addition, as of December 31, 2006 and December 31, 2007, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. To the extent the Indonesian rupiah appreciates further from exchange rates in effect at December 31, 2007, our obligations under such accounts payable would decrease in Indonesian rupiah terms. The decreases in these obligations would be offset in part by decreases in the value of foreign currency- denominated term deposits and by decreases in the value of foreign currency accounts receivable. With respect to our foreign currency-denominated bonds payable, to the extent the Indonesian rupiah appreciates further from exchange rates in effect at December 31, 2007, our obligations under our bonds payable would decrease in Indonesian rupiah terms.

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

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2007 of Rp9,393 = US$1.00. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Indonesian rupiah in future periods. See “Item 3: Key Information—Risk Factors—Future changes in the value of the Indonesian rupiah against the U.S. dollar or other currencies could adversely affect our business.”

	Expected Maturity Date as of December 31,
	Foreign Currency	2008	2009	2010	2011	2012	Thereafter	Total
	(in thousands)	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
	(Rp. in million)
Assets:
Cash and cash equivalents
US$ denominated	207,702	1,950,942	—	—	—	—	—	1,950,942
Accounts receivable
US$ denominated	99,901	938,370	—	—	—	—	—	938,370
Derivative assets
US$ denominated	13,597	127,717	—	—	—	—	—	127,717
Other current assets
US$ denominated	332	3,116	—	—	—	—	—	3,116
Due from related parties
US$ denominated	2,351	22,083	—	—	—	—	—	22,083
Non-current assets—others
US$ denominated	1,230	11,553	—	—	—	—	—	11,553

Total Assets	325,113	3,053,781	—	—	—	—	—	3,053,781

Liabilities:

Accounts payable-trade
US$ denominated	21,649	203,347	—	—	—	—	—	203,347
Procurement Payable
US$ denominated	423,215	3,975,258	—	—	—	—	—	3,975,255
Accrued expenses
US$ denominated	22,164	208,186	—	—	—	—	—	208,186
Deposits from customers
US$ denominated	1,941	18,232	—	—	—	—	—	18,232
Derivative liabilities
US$ denominated	6,847	64,310	—	—	—	—	—	64,310
Other current liabilities
US$ denominated	34	319	—	—	—	—	—	319
Due to related parties
US$ denominated	2	17	—	—	—	—	—	17
Loans payable
US$ denominated	34,773	71,387	71,387	71,387	35,693	76,767	—	326,621
Bonds payable
US$ denominated	550,000	—	—	2,817,900	—	2,348,250	—	5,166,150
Other non-current liabilities
US$ denominated	36,401	—	75,146	26,301	26,301	27,240	186,928	341,916

Total Liabilities	1,097,026	4,541,056	146,533	2,915,588	61,994	2,452,257	186,928	10,304,356

Net Cash Flows	(771,913)	(1,487,279)	146,533	(2,915,588)	(61,994)	(2,452,257)	186,928	(7,250,575)

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Foreign Currency Swap Contracts and Currency Forward Contracts

During 2007, we maintained the existing foreign currency swap contracts that we entered in year 2004 to 2007. During January to May 2007, we entered into several structured forward contracts with three separate international financial institutions in an effort to cost-effectively buy U.S. dollars.

On January 2, 2007, we entered into a contract to buy US$10.0 million at an exchange rate of Rp8,955 to US$1.00. Based on this contract:

•	If the US$/Rp spot rate is lower than Rp9,600 to US$1.00, we will buy US$10.0 million at Rp8,955 on the respective settlement dates; and

•	If the US$/Rp spot rate is at or higher than Rp9,600 to US$1.00, there will be no cash flow on the respective settlement dates.

Pursuant to this contract, the settlement dates are May 4, 2007, June 6, 2007 and July 5, 2007.

We terminated this contract on June 8, 2007 and, based on the confirmation of early termination, we were entitled to receive a termination settlement in the amount of US$76,000.

On February 15, 2007, we entered into a contract to buy US$2.0 million with exchange rate Rp8,950 to US$1.00. Based on the contract:

•	If the US$/Rp spot rate is lower than Rp9,215 to US$1.00, we will buy US$2.0 million at Rp8,950 on the respective settlement dates; and

•	If the US$/Rp spot rate is at or higher than Rp9,215 to US$1.00, there will be no cash flow on the respective settlement dates.

Pursuant to this contract, the settlement dates will be every month starting March 20, 2007 to February 20, 2008.

On April 24, 2007, we entered into a contract to buy US$3.0 million or US$6.0 million, depending on the spot rate on the settlement date. Based on the contract:

•	If the US$/Rp spot rate is lower than Rp9,250 to US$1.00, we will buy U.S. dollars at the strike rate of Rp8,960 to US$1.00 on the respective settlement dates, whereas:

•	If the strike rate is less than the spot rate, we will buy US$3.0 million

•	If the strike rate is at or higher than the spot rate, we will buy US$6.0 million

•	If the US$/Rp spot rate is at or higher than Rp9,250 to US$1.00, there will be no cash flow on the respective settlement dates.

Pursuant to the contract, the settlement dates will be every month starting May 25, 2007 to April 24, 2008.

On May 1, 2007, we entered into a contract to buy US$1.5 million or US$3.0 million, depending on the spot rate on the settlement date. Based on the contract:

•	If the US$/Rp spot rate is lower than Rp9,225 to US$1.00, we will buy U.S. dollars at the strike price of Rp8,985 to US$1.00 on the respective settlement dates, whereas:

•	If the strike price is less than the spot rate, we will buy US$1.5 million

•	If the strike price is at or higher than the spot rate, we will buy US$3.0 million

•	If the US$/Rp spot rate is at or higher than Rp9,225 to US$1.00, there will be cash flow on the respective settlement dates.

Pursuant to the contract, the settlement dates were every month starting May 30, 2007 to December 26, 2007.

On May 3, 2007, we entered into a contract to buy US$3.0 million or US$6.0 million, depending on the spot rate on the settlement date. Based on the contract:

•

If the current difference between the US$/Rp spot rate on a monthly fixing date and Rp8,960 to US$1.00, accumulated with the differences that resulted from the previous monthly fixing dates over the period from June 25, 2007 to December 24, 2007, was at or less than Rp600, then cash flow on the monthly fixing date would be determined as follows:

•	If the monthly US$/Rp fixing rate is higher than Rp8,960 to US$1.00, we will buy US$3.0 million at Rp8,960;

•	If the monthly US$/Rp fixing rate is at or lower than Rp8,960 and higher than Rp8,925 to US$1.00, we will buy US$6.0 million at Rp8,960; and

•	If the monthly US$/Rp is at or lower than Rp8,925 to US$1.00, we will buy US$6.0 million at Rp9,057.

•

On the first monthly fixing date where the current difference between the US$/Rp spot rate and Rp8,960 to US$1.00, accumulated with the differences that resulted from the previous monthly fixing dates over the period from June 25, 2007 to December 24, 2007, is higher than Rp600, there will be no cash flow on that monthly fixing date. In addition, there will be no cash flow for all the subsequent monthly fixing dates.

Pursuant to the contract, the settlement dates would be every month starting June 27, 2007 to December 28, 2007.

On August 24, 2007, this contract was automatically terminated because the accumulated difference between the US$/Rp spot rate and Rp8,960 to US$1.00 was higher than Rp600.

On May 4, 2007, we entered into a contract to buy US$1.5 million or US$3.0 million depending on the spot rate on the settlement date. Based on the contract:

•	If the US$/Rp spot rate is lower than Rp9,225 to US$1.00, we will buy U.S. dollars at the strike price of Rp8,950 to US$1.00 on the respective settlement dates, whereas:

•	If the strike price is less than the spot rate, we will buy US$1.5 million

•	If the strike price is at or higher than the spot rate, we will buy US$3.0 million

•	If the US$/Rp spot rate is at or higher than Rp9,225 to US$1.00, there will be cash flow on the respective settlement dates.

Pursuant to the contract, the settlement dates will be every month starting June 6, 2007 to December 6, 2007.

On May 10, 2007, we entered into a contract to buy US$10.0 million with exchange rate of Rp8,790 to US$1.00. Based on the contract:

•	If the US$/Rp spot rate was lower than Rp9,400 to US$1.00, we will buy US$10.0 million at Rp8,790 on the respective settlement dates; and

•	If the US$/Rp spot rate was at or higher than Rp9,400 to US$1.00, there would be no cash flow on the respective settlement dates.

Pursuant to the contract, the settlement dates would be every month starting August 15, 2007 to November 16, 2007.

We terminated this contract on July 5, 2007 and, based on the confirmation of termination, we were entitled to receive a termination settlement in the amount of US$335,000.

Interest Rate Swap Contracts

In January 2005, we entered into an interest rate swap contract with respect to US$50.0 million under which we exchanged our 7.75% fixed rate obligations for an obligation to pay six-month LIBOR plus a fixed margin of 3.15% per annum over specified periods up to November 5, 2008. We terminated this contract in May 2005.

In March 2006, we entered into interest rate swap contracts with respect to US$25.0 million under which we exchanged our 7.125% fixed rate obligations for an obligation to pay 4.90% multiplied by a predetermined range accrual factor. The Range Accrual Factor is a percentage of number of days where yield for ten-year United States Treasury Notes exceeds 3.95%. In October 06, we terminated such contract. We terminated this contract in October 2006.

In July 2006, we entered into interest rate swap contracts with respect to US$25.0 million under which we exchanged our 7.125% fixed rate obligations for an obligation to pay 5.90% multiplied by a predetermined index. The index is a percentage of the number of days in which the 30-year U.S. Swap Rate is below the 2-year U.S. Swap Rate. We do not have any interest rate swap contracts outstanding as of December 31, 2007. These contracts currently have the effect of reducing our interest expenses with respect to the Guaranteed Notes due in 2012, but in the event that the 30-year U.S. Swap Rate is below the 2-year U.S. Swap Rate, our interest expenses would increase, and any such increases could have a material adverse effect on our financial condition, results of operations and liquidity position.] We terminated this contract in June 2007.

We do not have any interest rate swap contracts outstanding as of December 31, 2007.

Item 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2007, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15:    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2007 (the “Evaluation Date”), our management, including our President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were sufficient to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our President Director and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. Our Board of Directors conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Based on this criteria, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

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

Purwantono, Sarwoko & Sandjaja (member of Ernst & Young Global), the independent registered public accounting firm has audited our consolidated financial statements included in this 20-F and has issued an attestation report on internal control over financial reporting as of December 31, 2007. This attestation report is set forth on page F-4 of our consolidated financial statements attached hereto.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A    AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that Lim Ah Doo is an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Lim Ah Doo, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Commissioners.”

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

Item 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2006 and 2007:

	2006	2007
	(in US$)
Audit fees(1)	2,148,126	2,132,600
Audit-related fees(2)	2,003,654	1,557,200
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	4,151,780	3,689,800

(1)	Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, PT Indosat Mega Media, PT Aplikanusa Lintasarta, PT Starone Mitra Telekomunikasi and PT Artajasa Pembayaran Elektrons and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Audit-related fees primarily consist of fees for performing quarterly limited reviews of our consolidated financial statements including those of our subsidiaries and for performing services in connection with our bond issuances in 2007 and providing documentation assistance related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 during 2006.
(3)	Tax fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.
(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

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

Item 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In accordance with Indonesian law, we have a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by our Board of Directors, while our Board of Commissioners is principally responsible for supervising our Board of Directors in the operation and management of us and to give advice to our Board of Directors.

Under Indonesia Stock Exchange rules, our Audit Committee must consist of at least three members, one of whom must be an independent commissioner and concurrently the chairman of the audit committee, while the other two members must be external independent parties of whom at least one such party shall have accounting and/or finance expertise. Our audit committee is composed of five members and is chaired by one of our Independent Commissioners. Members of our Audit Committee are appointed and dismissed by our Board of Commissioners.

New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the New York Stock Exchange to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3©(3), foreign private issuers are exempt from such independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors or has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We rely on the general exemption under Rule 10A-3©(3) of the Securities Exchange Act of 1934 with respect to the composition of our audit committee as set forth in our Section 303A.11 website disclosure, which is made publicly available on our website, www.indosat.com.

We believe our reliance on the exemption would not materially or adversely affect the ability of the audit committee to act independently. We also believe the intent of such provisions are meant to ensure that the Audit Committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Indonesia Stock Exchange rules require that each member of the Audit Committee be independent. It further requires that at least two of the members of the Audit Committee, the external independent members, in effect be independent, not only of the Board of Directors but also of the Board of Commissioners and us as a whole. Accordingly, we believe the standard established by the Indonesia Stock Exchange rules are at least equally effective in ensuring the ability of our Audit Committee to act independently.

Item 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

Item 17:    FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18:    FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19:    EXHIBITS

(a)	Index to Consolidated Financial Statements

	Independent auditor’s report	F-3 - F-4

	Consolidated Balance Sheets as of December 31, 2006 and 2007	F-5 - F-6

	Consolidated Statements of Income for the Years Ended December 31, 2005, 2006 and 2007	F-7

	Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2005, 2006 and 2007	F-8 - F-9

	Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2006 and 2007	F-10 - F-11

	Notes to Consolidated Financial Statements	F-12 - F-112

(b)	Index to Exhibits

1.1	Notarial Deed No. 7 relating to the amendment and restatement of Articles of Association, dated March 8, 2004

1.2	Notarial Deed No. 145, relating to the amendment of the Articles of Association, dated September 30, 2004

1.3	Notarial Deed No. 38, relating to the amendment of the Articles of Association, dated November 9, 2006

4.1	Form of Non-Compete Agreement(1)

4.2	Interconnection Agreement between PT Indosat Tbk and PT Telekomunikasi Indonesia, dated December 28, 2006(1)

4.3	Agreement for Network Interconnection for Fixed Telecommunication Network between PT Indosat Tbk and PT Telekomunikasi Indonesia, dated December 18, 2007

4.4	Agreement for Network Interconnection for Cellular Wireless Network between PT Indosat Tbk and PT Telekomunikasi Indonesia, dated December 18, 2007 and its amendment, dated March 31, 2008

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics, dated January 24, 2007(1)

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1	Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrowing, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility(2)

15.2	Revised Audit Committee Charter, dated December 21, 2006(1)

15.3	Trustee Agreement for the Fifth Indosat Bonds, dated May 9, 2007

15.4	Credit Agreement with Goldman Sachs International dated May 30, 2007

15.5	Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 9, 2007

15.6	Credit Agreement with Bank Central Asia, dated August 28, 2007

15.7	Credit Agreement with Bank Mandiri, dated September 18, 2007

15.8	First Amendment to Credit Agreement with Bank Central Asia, dated October 30, 2007

15.9	Credit Agreement with Bank DBS Indonesia, dated November 1, 2007

15.10	Sinosure Term Facility Agreement with HSBC France, dated November 27, 2007

15.11	Coface Term Facility Agreement with HSBC France, dated November 27, 2007

15.12	Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated November 27, 2007

15.13	Trustee Agreement for the Sixth Indosat Bonds, dated March 17, 2008

15.14	Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated March 17, 2008

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 10, 2007.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 29, 2005.

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

Date: May 05, 2008

PT INDOSAT TBK

By:	/S/ JOHNNY SWANDI SJAM
Name:	Johnny Swandi Sjam
Title:	President Director (Chief Exectuive Officer)

Consolidated Financial Statements

With Report of Independent

Registered Public Accounting Firm

Years Ended December 31, 2005, 2006 and 2007

PT INDOSAT Tbk AND SUBSIDIARIES

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-8835

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated balance sheets of PT Indosat Tbk (“the Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Indonesia, which differ in certain respects from U.S. generally accepted accounting principles (Notes 41, 42 and 43 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PT Indosat Tbk and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2008 expressed an unqualified opinion thereon.

Purwantono, Sarwoko & Sandjaja

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

April 28, 2008

Report of Independent Registered Public Accounting Firm

Report No. RPC-8836

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited PT Indosat Tbk (“the Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PT Indosat Tbk and its subsidiaries’ internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PT Indosat Tbk and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PT Indosat Tbk and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2007, and our report dated April 28, 2008, expressed an unqualified opinion thereon.

Purwantono, Sarwoko & Sandjaja

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

April 28, 2008

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2006	2007	2007 (Note 3)
		Rp	Rp	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,4,26	2,807,260	8,053,006	857,341
Short-term investments—net of allowance for decline in value of Rp25,395 in 2006 and 2007	2d	—	1,250	133
Accounts receivable	2e
Trade	5,15
Related parties—net of allowance for doubtful accounts of Rp141,263 in 2006 and Rp88,342 in 2007	26	174,742	133,345	14,196
Third parties—net of allowance for doubtful accounts of Rp423,730 in 2006 and Rp326,142 in 2007		1,096,866	897,623	95,563
Others—net of allowance for doubtful accounts of Rp16,572 in 2006 and Rp17,240 in 2007		10,392	20,901	2,225
Inventories	2f	110,935	161,573	17,202
Derivative assets	2q,29	16,550	127,717	13,597
Advances		19,071	38,017	4,047
Prepaid taxes	6,13	1,051,442	714,322	76,048
Prepaid expenses 2g,2p,25,26	324,875		618,893	65,889
Other current assets	2c,26	53,299	27,480	2,926

Total Current Assets		5,665,432	10,794,127	1,149,167

NON-CURRENT ASSETS
Due from related parties—net of allowance for doubtful accounts of Rp2,795 in 2006 and Rp2,257 in 2007	2e,26	23,336	56,455	6,010
Deferred tax assets—net	2s,13	46,567	87,118	9,275
Investments in associated companies—net of allowance for decline in value of Rp56,300 in 2006 and 2007	2h,7	286	286	30
Other long-term investments—net of allowance for decline in value of Rp99,977 in 2006 and 2007	2h,8	8,509	2,730	291
Property and equipment	2i,2j,2o, 9,15,22
Carrying value		41,705,278	51,164,867	5,447,127
Accumulated depreciation		(16,688,019)	(20,493,483)	(2,181,782)
Impairment in value		(98,611)	(98,611)	(10,498)

Net		24,918,648	30,572,773	3,254,847
Goodwill and other intangible assets—net	2k,10	2,689,751	2,350,467	250,236
Long-term receivables		103,121	77,515	8,252
Long-term prepaid pension—net of current portion	2p,25,26	230,284	198,360	21,118
Long-term advances	11,26	213,771	646,997	68,881
Others	2c,2g,26	328,953	518,258	55,175

Total Non-current Assets		28,563,226	34,510,959	3,674,115

TOTAL ASSETS		34,228,658	45,305,086	4,823,282

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(continued)

December 31, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2006	2007	2007 (Note 3)
		Rp	Rp	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable—trade
Related parties	26	34,139	40,488	4,310
Third parties		270,292	405,962	43,220
Procurement payable	12,26	3,292,543	6,206,649	660,774
Taxes payable	2s,13	211,868	436,450	46,465
Accrued expenses	14,25,26	896,435	1,340,435	142,706
Unearned income	2n	571,944	709,827	75,570
Deposits from customers		93,044	40,947	4,359
Derivative liabilities	2q,29	224,293	64,310	6,847
Current maturities of:
Loans payable	2l,15	127,191	494,387	52,633
Bonds payable	2l,16	1,055,526	1,860,000	198,020
Other current liabilities	26	25,930	59,126	6,295

Total Current Liabilities		6,803,205	11,658,581	1,241,199

NON-CURRENT LIABILITIES
Due to related parties	26	29,440	64,850	6,904
Deferred tax liabilities—net	2s,13	1,244,502	1,482,221	157,801
Loans payable—net of current maturities	2l,15
Related parties	26	635,649	1,794,909	191,090
Third parties		869,045	2,454,124	261,272
Bonds payable—net of current maturities	2l,16	8,734,012	10,088,741	1,074,070
Other non-current liabilities	17,25,26	510,440	919,560	97,898

Total Non-current Liabilities		12,023,088	16,804,405	1,789,035

TOTAL LIABILITIES		18,826,293	28,462,986	3,030,234

MINORITY INTEREST	2b	200,620	297,370	31,659

STOCKHOLDERS’ EQUITY
Capital stock—Rp100 par value per A share and B share Authorized—1 A share and 19,999,999,999 B shares Issued and fully paid—1 A share and 5,433,933,499 B shares in 2006 and 2007	18,19	543,393	543,393	57,851
Premium on capital stock	18,19	1,546,587	1,546,587	164,653
Difference in transactions of equity changes in associated companies/subsidiaries	2h	403,812	403,812	42,991
Difference in foreign currency translation	2b	182	6,177	658
Retained earnings
Appropriated		66,157	80,258	8,544
Unappropriated		12,641,614	13,964,503	1,486,692

TOTAL STOCKHOLDERS’ EQUITY		15,201,745	16,544,730	1,761,389

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		34,228,658	45,305,086	4,823,282

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2005	2006	2007	2007 (Note 3)
		Rp	Rp	Rp	US$
OPERATING REVENUES	2n,20,26,
	31,32,33
Cellular		8,644,951	9,227,537	12,752,496	1,357,660
Multimedia, Data Communication, Internet (“MIDI”)		1,694,033	1,902,589	2,168,584	230,872
Fixed telecommunication		1,250,807	1,109,281	1,567,415	166,870

Total Operating Revenues		11,589,791	12,239,407	16,488,495	1,755,402

OPERATING EXPENSES	2n
Cost of services	21,26	2,626,945	2,704,173	4,779,883	508,877
Depreciation and amortization	2i,2k,9,10	3,080,205	3,653,266	4,195,202	446,631
Personnel	2m,2o,2p,19,
	22,25,26	1,264,653	1,350,468	1,594,786	169,784
Administration and general	23,26	606,022	663,921	706,124	75,176
Marketing		360,049	468,920	692,896	73,767

Total Operating Expenses		7,937,874	8,840,748	11,968,891	1,274,235

OPERATING INCOME		3,651,917	3,398,659	4,519,604	481,167

OTHER INCOME (EXPENSES)	2n
Interest income	26	215,103	212,823	232,411	24,743
Gain (loss) on change in fair value of derivatives—net	2q,29	(44,209)	(438,774)	68,023	7,242
Financing cost	2l,15,16,
	24,26	(1,264,764)	(1,248,899)	(1,428,604)	(152,092)
Amortization of goodwill	2k,10	(226,352)	(226,507)	(226,507)	(24,115)
Gain (loss) on foreign exchange—net	2q,2r,5	(79,932)	304,401	(155,315)	(16,535)
Gain on sale of investment in associated company	7	14,625	—	—	—
Gain on sale of other long-term investments—net		1,204	—	—	—
Others—net	13	85,117	21,202	(79,996)	(8,517)

Other Expenses—Net		(1,299,208)	(1,375,754)	(1,589,988)	(169,274)

EQUITY IN NET INCOME (LOSS) OF ASSOCIATED COMPANY	2h,7	86	(238)	—	—

INCOME BEFORE INCOME TAX		2,352,795	2,022,667	2,929,616	311,893

INCOME TAX EXPENSE	2s,13
Current		331,541	199,629	660,675	70,337
Deferred		366,383	376,478	198,842	21,169

Total Income Tax Expense		697,924	576,107	859,517	91,506

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		1,654,871	1,446,560	2,070,099	220,387
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2b	(31,390)	(36,467)	(28,056)	(2,987)

NET INCOME		1,623,481	1,410,093	2,042,043	217,400

BASIC EARNINGS PER SHARE	2u,18,27	309.04	260.90	375.79	0.04

DILUTED EARNINGS PER	2u,18,
SHARE	19,27	309.04	258.82	375.79	0.04

BASIC EARNINGS PER ADS (50 B shares per ADS)	2u,18,27	15,452.16	13,045.17	18,789.73	2.00

	2u,18,
DILUTED EARNINGS PER ADS	19,27	15,452.16	12,940.98	18,789.73	2.00

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah)

Description	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
							Appropriated	Unappropriated
Balance as of January 1, 2005		528,531	880,869	403,812	71,207	429	33,590	11,266,154	13,184,592
Employee Stock Option Program (“ESOP”):
Issuance of capital stock resulting from the exercise of ESOP Phase I and Phase II	2m,18,19	7,086	297,405	—	(71,183)	—	—	—	233,308
Proportionate seven months’ compensation expense relating to ESOP Phase II	2m,19,22	—	—	—	90,739	—	—	—	90,739
Decrease in difference in foreign currency translation arising from the translation of the financial statements of Satelindo International Finance B.V. from U.S. dollar, and of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro to rupiah—net of applicable income tax benefit of Rp64, Rp19 and Rp3, respectively	2b	—	—	—	—	(201)	—	—	(201)
Resolution during the Annual Stockholders’ General Meeting on June 8, 2005
Declaration of cash dividend	28	—	—	—	—	—	—	(816,591)	(816,591)
Appropriation for reserve fund	28	—	—	—	—	—	16,332	(16,332)	—
Net income for the year		—	—	—	—	—	—	1,623,481	1,623,481

Balance as of December 31, 2005		535,617	1,178,274	403,812	90,763	228	49,922	12,056,712	14,315,328

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah)

Description	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
							Appropriated	Unappropriated
ESOP:
Issuance of capital stock resulting from the exercise of ESOP Phase II	2m,18,19	7,776	368,313	—	(90,763)	—	—	—	285,326
Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. and Satelindo International Finance B.V. from U.S. dollar to rupiah—net of applicable income tax benefit (expense) of (Rp136), (Rp135), Rp17, and Rp272, respectively	2b	—	—	—	—	(46)	—	—	(46)
Resolution during the Annual Stockholders’ General Meeting on June 29, 2006
Declaration of cash dividend	28	—	—	—	—	—	—	(808,956)	(808,956)
Appropriation for reserve fund	28	—	—	—	—	—	16,235	(16,235)	—
Net income for the year		—	—	—	—	—	—	1, 410,093	1,410,093

Balance as of December 31, 2006		543,393	1,546,587	403,812	—	182	66,157	12,641,614	15,201,745
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah -net of applicable income tax expense of Rp1,272, Rp1,250, and Rp48, respectively	2b	—	—	—	—	5,995	—	—	5,995
Resolution during the Annual Stockholders’ General Meeting on June 5, 2007
Declaration of cash dividend	28	—	—	—	—	—	—	(705,053)	(705,053)
Appropriation for reserve fund	28	—	—	—	—	—	14,101	(14,101)	—
Net income for the year		—	—	—	—	—	—	2,042,043	2,042,043

Balance as of December 31, 2007		543,393	1,546,587	403,812	—	6,177	80,258	13,964,503	16,544,730

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2005	2006	2007	2007 (Note 3)
		Rp	Rp	Rp	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers		11,402,721	12,177,148	16,678,536	1,775,635
Interest income		215,114	217,152	225,635	24,022
Refund of taxes	6	176,408	86,981	195,441	20,807
Termination of currency forward contracts	29n,29t	—	—	3,702	394
Interest rate swap contracts	29v,29x,29y	9,174	5,250	1,386	147
Cash paid to/for:
Employees, suppliers and others		(4,405,641)	(5,081,152)	(6,975,765)	(742,656)
Financing cost		(1,166,621)	(1,237,161)	(1,367,791)	(145,618)
Taxes		(796,369)	(391,881)	(370,179)	(39,410)
Swap cost from cross currency	29a,29c,
swap contracts	29e-29m	(42,279)	(103,216)	(117,036)	(12,460)
Termination of swap contracts	29c,
	29u-29x	(76,475)	(3,498)	—	—

Net Cash Provided by Operating Activities		5,316,032	5,669,623	8,273,929	880,861

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from capital contribution of minority interest	1d	—	—	47,685	5,077
Dividend income received	8	—	—	40,105	4,270
Proceeds from sale of property and equipment	9	463	1,249	478	51
Acquisitions of property and equipment	9	(6,771,870)	(6,054,014)	(6,933,646)	(738,172)
Additional advances for purchase of property and equipment		(36,550)	—	(433,226)	(46,122)
Acquisition of intangible assets	10	—	(320,000)	(10,532)	(1,121)
Purchase of short-term investments		(47,341)	—	(1,250)	(133)
Proceeds from sale of short-term investment		1,131	47,587	—	—
Purchase of other long-term investment	8	—	(5,779)	—	—
Proceeds from sale of other long-term investments	8	100,631	—	—	—
Decrease in restricted cash and cash equivalents		81,288	—	—	—
Proceeds from sale of investments in subsidiaries	1d	40,141	—	—	—
Proceeds from sale of investment in associated company	7	14,625	—	—	—
Additional investment in a subsidiary	1d	(17,481)	—	—	—

Net Cash Used in Investing Activities		(6,634,963)	(6,330,957)	(7,290,386)	(776,150)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2005	2006	2007	2007 (Note 3)
		Rp	Rp	Rp	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	15	40,059	357,366	4,450,924	473,855
Proceeds from bonds payable	16	3,484,992	31,150	3,000,000	319,387
Repayment of long-term loans	15	(653,579)	(84,394)	(1,377,742)	(146,678)
Repayment of bonds payable	16	(51,347)	(956,644)	(1,050,000)	(111,785)
Cash dividend paid	28	(816,591)	(808,956)	(705,053)	(75,062)
Swap cost from cross currency swap contracts	29b,29d	(64,121)	(61,885)	(61,572)	(6,555)
Cash dividend paid by subsidiaries to minority interest		(9,046)	(11,537)	(14,207)	(1,513)
Decrease (increase) in restricted cash and cash equivalents		11,210	(1,685)	(5,400)	(575)
Proceeds from exercise of ESOP Phase I and Phase II	19	233,309	287,910	—	—
Payment for termination of cross currency swap contract	29b	(111,508)	—	—	—

Net Cash Provided by (Used in) Financing Activities		2,063,378	(1,248,675)	4,236,950	451,074

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		744,447	(1,910,009)	5,220,493	555,785
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,010,238	4,717,269	2,807,260	298,867
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF NEW (DIVESTED) SUBSIDIARY	1d	(37,416)	—	25,253	2,689

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	4,717,269	2,807,260	8,053,006	857,341

DETAILS OF CASH AND CASH EQUIVALENTS:
Cash on hand and in banks		136,278	240,406	250,558	26,675
Time deposits with original maturities of three months or less		4,580,991	2,566,854	7,802,448	830,666

Cash and cash equivalents as stated in the consolidated balance sheets		4,717,269	2,807,260	8,053,006	857,341

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Acquisitions of property and equipment credited to:
Procurement payable		505,666	753,734	2,515,646	267,821
Other non-current liabilities		—	—	266,573	28,380
Long-term advances		—	113,580	—	—
Premium on capital stock		71,182	88,179	—	—
Stock options		19,556	(90,763)	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1. GENERAL

a. Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

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

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government of the Republic of Indonesia.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•	Telecommunications networks

•	Telecommunications services

•	Special telecommunications services.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the Ministry of Communications regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government of the Republic of Indonesia the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government of the Republic of Indonesia which is coordinated by the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 18), whereby the Government of the Republic of Indonesia agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The following are in-principle and operational licenses obtained by the Company:

License No.	Date Issued	Issuing Body	Period of License	Description
1495/PT.003/TEL/DJPT-2001	June 28, 2001	Directorate General of Post and Telecommunications (“DGPT”)	—	In-principle license for Voice over Internet Protocol (“VoIP”) service.

823/DIRJEN/2002	April 26, 2002	DGPT	Evaluated every 5 years	Operating license for VoIP with national coverage (Note 37b).

KP.68/Thn 2004	March 15, 2004	Ministry of Communications (“MOC”)	Evaluated every 5 years	Operating license for nationwide GSM cellular mobile network (including its basic telephony services).

KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.).

KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years	Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services.

PT.003/4/25 PHB 2004	October 18, 2004	MOC	—	In-principle license for third generation (3G) mobile communications technology.

19/KEP/M.KOMINFO/02/2006	February 14, 2006	Ministry of Communications and Information Technology (“MOCIT”)	10 years	Operating license as IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (known as “3G’) for 1 block (2 x 5 Mhz) of frequency. (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amendment of operating license No. 68/Thn 2004 dated March 15, 2004 to include the rights and obligations of 3G services.

181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	—	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility.

162/KEP/M.KOMINFO/05/2007	May 2, 2007	MOCIT	—	Temporary use of channel 548 for Local Fixed Wireless Network Services with Limited Mobility until December 2007 with obligation to pay radio frequency fee for one year. (**)

210/DIRJEN/2007	October 2, 2007	DGPT	—	In-principle license as internet service provider (Note 37a).

(*)	As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 10) and radio frequency fee.
(**)	The Company cancelled its plan to use channel 548 due to technical issues during the migration process. The Company informed the DGPT about this matter through its Letter No. 1114/I00-ICO/REL/07 dated December 27, 2007.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b. Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

As of December 31, 2007, the Companies’ outstanding bonds issued to the public are as follows:

Bond	Effective Date	Registered with and Traded on
1. Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	November 6, 2002	Indonesia Stock Exchange

2. Third Indosat Bonds in Year 2003 with Fixed Rates	October 15, 2003	Indonesia Stock Exchange

3. Guaranteed Notes Due 2010	October 2003	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited

4. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange

5. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange

6. Guaranteed Notes Due 2012	June 22, 2005	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited

7. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange

8. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange

c. Employees, Directors, Commissioners and Audit Committee

Based on resolutions of the Annual Stockholders’ General Meetings held on June 8, 2005, June 29, 2006 and June 5, 2007 which are notarized under Deed No. 40, No. 175 and No. 11, respectively, of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same dates, the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2005, 2006 and 2007, respectively, is as follows:

	2005 and 2006	2007
President Commissioner	Peter Seah Lim Huat	Peter Seah Lim Huat
Commissioner	Lee Theng Kiat	Lee Theng Kiat
Commissioner	Sio Tat Hiang	Sio Tat Hiang
Commissioner	Sum Soon Lim	Sum Soon Lim
Commissioner	Roes Aryawijaya	Roes Aryawijaya
Commissioner	Setyanto P. Santosa	Setyanto P. Santosa
Commissioner		Sheikh Mohammed Bin
	—	Suhaim Hamad Al-Thani
Commissioner	Lim Ah Doo*	Lim Ah Doo*
Commissioner	Farida Eva Riyanti Hutapea*	Setio Anggoro Dewo*
Commissioner	Soeprapto S. IP*	Soeprapto S. IP*

*	Independent commissioner

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2005	2006	2007
President Director	Hasnul Suhaimi	—* and **	Johnny Swandi Sjam

Deputy President Director	Kaizad Bomi Heerjee	Kaizad Bomi Heerjee	Kaizad Bomi Heerjee

Finance Director	Wong Heang Tuck	Wong Heang Tuck	Wong Heang Tuck

Corporate Services Director	S. Wimbo S. Hardjito	S. Wimbo S. Hardjito	Wahyu Wijayadi

Information Technology Director	Joseph Chan Lam Seng	Joseph Chan Lam Seng	Roy Kannan

Jabotabek and Corporate Sales Director	—	Johnny Swandi Sjam	Fadzri Sentosa

Regional Sales Director	—	Wityasmoro Sih Handayanto	Syakieb A. Sungkar

Marketing Director	—	Wahyu Wijayadi	Guntur S. Siboro

Network Director	—	Raymond Tan Kim Meng	Raymond Tan Kim Meng

Consumer Market Director	Johnny Swandi Sjam	—	—

Planning and Project Development Director	Wityasmoro Sih Handayanto	—	—

Corporate Market Director	Wahyu Wijayadi	—	—

Network Operation and Quality	Raymond Tan

Management Director	Kim Meng	—	—

*	In the absence of a President Director, the tasks of the President Director had been carried out by the Deputy President Director.
**	On June 16, 2006, the Board of Commissioners approved the resignation of Hasnul Suhaimi effective June 8, 2006.

The composition of the Company’s Audit Committee as of December 31, 2005, 2006 and 2007 is as follows:

	2005 and 2006	2007
Chairman	Lim Ah Doo	Lim Ah Doo
Member	Farida Eva Riyanti Hutapea	Setio Anggoro Dewo
Member	Soeprapto S. IP	Soeprapto S. IP
Member	Achmad Rivai	Achmad Rivai
Member	Achmad Fuad Lubis	Achmad Fuad Lubis

The Company and subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 8,137, 7,786 and 7,645 employees (unaudited), including non-permanent employees, as of December 31, 2005, 2006 and 2007, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

d. Structure of the Company’s Subsidiaries

The Company has direct and indirect ownership in the following subsidiaries:

				Percentage of Ownership (%)
Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	2005	2006	2007
Indosat Finance Company B.V. (“IFB”) (1)	Amsterdam	Finance	2003	100.00	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”) (1)	Amsterdam	Finance	2005	100.00	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISP”) (2)	Singapore	Telecommunication	2005	100.00	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Satelindo Multi Media (“SMM”) (3)	Jakarta	Multimedia	1999	99.60	99.60	99.60
PT Aplikanusa Lintasarta (“Lintasarta”) (6)	Jakarta	Data Communication	1989	72.36	72.36	72.36
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	—	14.60	55.36
PT Artajasa Pembayaran Elektronis (“APE”)	Jakarta	Telecommunication	2000	39.80	39.80	39.80
Satelindo International Finance B.V. (“SIB”) (4)	Amsterdam	Finance	1996	100.00	100.00	—
PT Sisindosat Lintasbuana (“Sisindosat”) (5)	Jakarta	Information Technology	1990	—	—	—
PT Asitelindo Data Buana (“Asiatel”) (5)	Jakarta	Multimedia	1997	—	—	—

	Total Assets (Before Eliminations)
Name of Subsidiary	2005	2006	2007
IFB (1)	2,984,732	2,762,776	2,882,340
IIFB (1)	2,462,039	2,283,380	2,382,722
ISP (2)	—	7,300	10,249
IMM	523,014	605,538	753,797
SMM (3)	10,690	10,690	10,697
Lintasarta (6)	876,201	985,605	1,075,467
SMT	—	36,460	176,444
APE	73,627	94,311	104,487
SIB (4)	8,526	7,555	—
Sisindosat (5)	—	—	—
Asiatel (5)	—	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

(1)	Based on shareholder’s resolutions of IFB and IIFB dated February 20, 2006, the Company made additional capital injection of EUR2,000,000 (equivalent to Rp23,352) each to IFB and IIFB on August 31, 2006.
(2)	Based on a shareholder’s resolution of ISP dated April 20, 2006, the Company agreed to make capital injection in ISP totalling US$650 (equivalent to SGD1,075,750). The Company transferred in full such amount to ISP’s bank account on April 26, 2006.
(3)	Based on a circular shareholder’s resolution of SMM, SMM would be subject to liquidation effective May 5, 2006. As of December 31, 2007, such liquidation has not yet been finalized.
(4)	Liquidated in January 2007
(5)	Sold in January 2005
(6)	Refer to Note 16 on conversion of Lintasarta’s convertible bonds in June 2007.

SMT was established on June 15, 2006 in Semarang, Central Java, by the Company, PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology for Central Java and its surrounding areas.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, in August 2006 the Company contributed Rp5,779 cash as part of the capital of SMT. SMT started its business operations in January 2007.

Furthermore, based on the latest amendment dated April 24, 2007 to SMT’s Articles of Association, in May 2007 the Company made additional cash capital injection amounting to Rp49,728 and in-kind contribution of Rp45,523 in form of telecommunications equipment. Based on such Articles of Association, the Company has 51.00% ownership in SMT. However, one of the stockholders decided not to make its capital injection as required. As a result, the Company’s ownership increased to 55.36%.

e. Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, PT Satelit Palapa Indonesia (“Satelindo”), PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 are as follows:

a. Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, derivative instruments which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b. Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1d).

Effective May 16, 2007, the net assets of SMT were consolidated as a result of the Company’s effective ownership of 55.36% (Note 1d), while prior to May 16, 2007, the investment in SMT was accounted for using the cost method (Note 8).

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2005, 2006 and 2007 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, ISP and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, ISP and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c. Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets—Others”.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

d. Short-term Investments

•	Mutual fund

Mutual fund, which is classified as trading security under Statement of Financial Accounting Standards (“SAK”) 50, “Accounting for Investments in Certain Securities”, is stated at its net assets value at balance sheet date. Unrealized gain or loss from the changes in net assets value at balance sheet date is credited (charged) to current operations.

•	Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

e. Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management’s evaluation of the collectibility of the accounts at the end of the year.

f. Inventories

Inventories, which mainly consist of SIM cards, starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

g. Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets—Others”.

h. Investments

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

•

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value, in accordance with SAK 50.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

i. Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15 to 20
Submarine cables	12
Earth stations	10
Inland link	15
Switching equipment	10
Telecommunications peripherals	5
Information technology equipment	3 to 5
Office equipment	5
Building and leasehold improvements	5
Vehicles	5
Cellular technical equipment	10 to 15
Satellite technical equipment	12
Transmission and cross-connection equipment	12
Fixed Wireless Access (“FWA”) technical equipment	10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance the asset condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the year.

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

j. Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

k. Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Goodwill is amortized using the straight-line method over 15 years.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Customer base
—Prepaid	6
—Post-paid	5
Spectrum license	5
Brand	8

Upfront fee in connection with the license to use 2.1 GHz radio frequency bandwidth (Note 1a) is amortized using the straight-line method over 10 years.

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

l. Debt and Bonds Issuance Costs

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds.

m. Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

n. Revenue and Expense Recognition

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

Cellular revenues are presented on a net basis, after compensation to value added service providers.

MIDI

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

Fixed Telecommunication

International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the year and are reported on a net basis, after allocations to overseas international carriers.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 32) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 31), are reported on a gross basis, before interconnection expenses/charges (Note 21). These interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 32). Under the new scheme, operating revenues for interconnection services are reported on a gross basis starting 2007. The interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Expenses

Expenses are recognized when incurred.

o. Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

p. Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. Past service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

q. Derivatives

The Company enters into and engages in cross currency swap, interest rate swap and currency forward contracts/transactions for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s bonds payable in foreign currencies.

The Company applies SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 (Revised 1999) sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumption which are commonly used. Based on the specific requirements for hedge accounting under SAK 55 (Revised 1999), the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. The changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income and termination cost or income are charged or credited to “ Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

The gain (loss) from the settlement of currency forward contracts is credited or charged to “Gain (Loss) on Foreign Exchange—Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

r. Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For December 31, 2005, 2006 and 2007, the foreign exchange rates used (in full amounts) were Rp9,830, Rp9,020 and Rp9,393, respectively, the prevailing exchange rates as of the balance sheet dates.

s. Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

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

t. Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 35.

u. Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year including the effect of exercise of ESOP, if any (Note 27).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, after considering the dilutive effect of convertible bonds issued by a subsidiary (Note 16).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

3. TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the prevailing rate of Rp9,393 to US$1(in full amounts) as of the balance sheet date. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4. CASH AND CASH EQUIVALENTS

This account consists of the following:

	2006	2007
Cash on hand
Rupiah	1,350	1,563
U.S. dollar (US$21)	185	—

	1,535	1,563

Cash in banks
Related parties (Note 26)
Rupiah
PT Bank Mandiri (Persero) Tbk (“Mandiri”)	11,978	15,910
PT Bank DKI	17,583	5,873
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	1,848	2,431
PT Bank Danamon Indonesia Tbk (“Danamon”)	515	2,278
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	178	1,612
PT Bank Internasional Indonesia Tbk (“BII”)	1,605	771
Bank Pembangunan Daerah Yogyakarta (“BPD-DIY”)	1,321	626
PT Bank Syariah Mandiri (“Mandiri Syariah”)	1,287	612
PT Bank Pembangunan Daerah Sumatera Selatan (“BPD-Sumsel”)	1,128	—
Others (each below Rp1,000)	1,398	1,831

U.S. dollar
Mandiri (US$575 in 2006 and US$638 in 2007)	5,188	5,996
Others (US$40 in 2006 and US$37 in 2007)	362	351

Third parties
Rupiah
PT Bank Central Asia Tbk (“BCA”)	82,836	41,472
Citibank N.A., Jakarta Branch (“Citibank”)	4,123	11,199
Deutsche Bank AG, Jakarta Branch (“DB”)	9,763	9,111
PT Bank Niaga Tbk (“Niaga”)	4,707	5,264
The Hongkong and Shanghai Banking Corp. Ltd., Jakarta Branch (“HSBC”)	6,107	2,370
Others (each below Rp5,000)	8,734	8,459

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2006	2007
U.S. dollar
Fortis Bank, the Netherlands (US$5,442 in 2006 and US$6,528 in 2007)	49,089	61,316
Citibank (US$1,867 in 2006 and US$3,788 in 2007)	16,843	35,580
DB (US$801 in 2006 and US$2,902 in 2007)	7,227	27,261
Others (US$560 in 2006 and US$924 in 2007)	5,051	8,672

	238,871	248,995

Time deposits
Related parties (Note 26)
Rupiah
Mandiri	364,285	1,953,535
BRI	50,000	685,000
Mandiri Syariah	—	454,000
Danamon	61,400	411,800
PT Bank Tabungan Negara (Persero) (“BTN”)	39,000	265,000
PT Bank DBS Indonesia (“DBS”)	—	150,000
BNI	78,715	56,746
PT Bank Pembangunan Daerah Jawa Tengah	—	20,000
BPD—DIY	1,000	1,000
PT Bank Pembangunan Daerah Sulawesi Utara	1,000	1,000
Others	—	104

U.S. dollar
DBS (US$40,000)	—	375,720
BNI (US$20,000 in 2006 and US$30,000 in 2007)	180,400	281,790
Mandiri (US$2,603 in 2006 and US$12,724 in 2007)	23,479	119,517
Danamon (US$15,000 in 2006 and US$10,000 in 2007)	135,300	93,930
BTN (US$5,000 in 2006 and 2007)	45,100	46,965
Mandiri Syariah (US$10,000)	90,200	—

Third parties
Rupiah
DB	112,175	788,685
Niaga	110,000	386,000
PT Bank Bukopin (“Bukopin”)	57,500	371,500
PT Bank Muamalat Indonesia Tbk (“Muamalat”)	70,000	225,000
BCA	54,450	216,450
PT Bank Mega Tbk	14,052	2,801
Others	6	2,061

U.S. dollar
Muamalat (US$10,000 in 2006 and US$35,000 in 2007)	90,200	328,755
Niaga (US$17,650 in 2006 and US$27,100 in 2007)	159,203	254,550
DB (US$48,950 in 2006 and US$23,061 in 2007)	441,529	216,609
Bukopin (US$18,000 in 2006 and US$10,000 in 2007)	162,360	93,930
Citibank (US$25,000)	225,500	—

	2,566,854	7,802,448

Total	2,807,260	8,053,006

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Time deposits denominated in rupiah earned interest at annual rates ranging from 4.00% to 13.00% in 2005, from 3.25% to 13.20% in 2006 and from 2.25% to 11.40% in 2007, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.65% to 4.25% in 2005, from 1.00% to 5.15% in 2006 and from 1.50% to 5.38% in 2007.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5. ACCOUNTS RECEIVABLE—TRADE

This account consists of the following:

	2006	2007
Related parties (Note 26):
Telkom (including US$394 in 2006 and US$268 in 2007)	136,962	38,208
Others (including US$15,762 in 2006 and US$15,850 in 2007)	179,043	183,479

Sub-total	316,005	221,687
Less allowance for doubtful accounts	141,263	88,342

Net	174,742	133,345

Third parties:
Overseas international carriers (including US$93,846 in 2006 and US$61,322 in 2007)	855,546	575,998
Local companies (including US$13,086 in 2006 and US$21,211 in 2007)	278,339	365,802
Post-paid subscribers from:
Cellular	361,890	244,949
Fixed lines	6,936	22,742
Fixed wireless	17,885	14,274

Sub-total	1,520,596	1,223,765
Less allowance for doubtful accounts	423,730	326,142

Net	1,096,866	897,623

Total	1,271,608	1,030,968

The aging schedule of the accounts receivable—trade is as follows:

	2006		2007
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
Related parties—Telkom
0 - 3 months	61,270	44.74	9,299	24.34
4 - 6 months	959	0.70	4,187	10.96
Over 6 months	74,733	54.56	24,722	64.70

Total	136,962	100.00	38,208	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2006		2007
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
Related parties—Others
0 - 6 months	86,274	48.19	94,673	51.60
7 - 12 months	32,135	17.95	18,372	10.01
13 - 24 months	1,431	0.80	10,998	5.99
Over 24 months	59,203	33.06	59,436	32.40

Total	179,043	100.00	183,479	100.00

Third parties
0 - 6 months	789,330	51.91	697,857	57.02
7 - 12 months	297,928	19.59	201,021	16.43
13 - 24 months	275,329	18.11	153,054	12.51
Over 24 months	158,009	10.39	171,833	14.04

Total	1,520,596	100.00	1,223,765	100.00

The changes in the allowance for doubtful accounts provided on the accounts receivable—trade are as follows:

	2006	2007
Related parties—Telkom
Balance at beginning of year	89,485	81,803
Provision	587	1,770
Net effect of foreign exchange adjustment	(86)	70
Write-off	(8,183)	(58,272)

Balance at end of year	81,803	25,371

Related parties—Others
Balance at beginning of year	61,492	59,460
Provision	5,859	1,208
Net effect of foreign exchange adjustment	(7,479)	2,303
Write-off	(412)	—

Balance at end of year	59,460	62,971

Third parties
Balance at beginning of year	528,314	423,730
Provision	103,778	112,052
Net effect of foreign exchange adjustment	(3,482)	7,772
Write-off	(204,880)	(217,412)

Balance at end of year	423,730	326,142

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

As of December 31, 2007, approximately 2.77% of accounts receivable—trade are pledged as collateral to long-term bank loans obtained by Lintasarta (Note 15).

6. PREPAID TAXES

This account consists of the following:

	2006	2007
Claims for tax refund	797,282	610,852
Value Added Tax (“VAT”)	217,653	98,901
Others	36,507	4,569

Total	1,051,442	714,322

Claims for tax refund as of December 31, 2006 and 2007 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005 and 2006.

In March 2005, Lintasarta received the payment amounting to Rp2,197 from the Tax Office for its claim for tax refund for fiscal year 2003.

In June 2005, the Company received the payment of IM3’s claims for tax refund from the Tax Office amounting to Rp49,186 consisting of the excess prepayment of IM3’s income tax articles 22, 23 and 25 over its current income tax expense for fiscal years 2001 - 2003 and refund for prepaid VAT for fiscal year 2003.

In September 2005, the Company received the payment amounting to Rp119,195 from the Tax Office for the Company’s claim for tax refund for fiscal year 2003.

In December 2005, the Company received the payment of Satelindo’s claim for tax refund amounting to Rp5,830 for overpayment of income tax article 26 for fiscal year 2001.

On September 5, 2006, the Company received assessment letters on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2004 VAT for the periods April—July 2004 and November—December 2004 totalling Rp86,981, which was collected in November 2006.

On December 4, 2006, the Company received SKPLB from the DGT for the Company’s 2004 corporate income tax amounting to Rp199,552. On April 12, 2007, the Company received the refund of the tax overpayment amounting to Rp130,813 after offsetting the assessment letters on tax underpayment (“SKPKBs”) for the Company’s VAT for the periods January—March 2004 and August—October 2004, and income tax articles 23 and 26 for fiscal year 2004, including penalties and interest (Note 13).

On March 27, 2007, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2005 corporate income tax and VAT amounting to Rp135,766 and Rp39,052, respectively, which amounts are lower than those recognized by the Company in its financial statements. The

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Company accepted partially the corrections on the 2005 corporate income tax and all of the corrections on the VAT, totalling Rp5,375 and charged them to current operations in 2007. On May 16, 2007, the Company received the refund amounting to Rp63,843 after offsetting the SKPKBs for the Company’s income tax articles 23 and 26 for fiscal year 2005, including penalties and interest (Note 13) and the tax collection letters (“STPs”) for other income taxes. On June 22, 2007, the Company filed an objection letter to the Tax Office regarding the remaining tax corrections on the 2005 corporate income tax. As of December 31, 2007, the Company has not received the reply to the objection letter.

7. INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 2006 and 2007, this account consists of the following investments which are accounted for under the equity method:

	Location	Principal Activity	Ownership(%)	Cost	Company’s Portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies	Carrying Values
PT Multi Media Asia Indonesia	Indonesia	Satellite-based telecommunication	26.67	56,512	(212)	56,300
PT Swadharma Marga Inforindo	Indonesia	Property rental	20.00	100	186	286

Total				56,612	(26)	56,586
Less allowance for decline in value						56,300

Net						286

The Company believes that the allowance for decline in value amounting to Rp56,300 as of December 31, 2006 and 2007 is adequate to cover probable losses on the above investments.

8. OTHER LONG-TERM INVESTMENTS

As of December 31, 2006 and 2007, this account consists of the following:

	2006	2007
Investments in shares of stock accounted for under the cost method—net	8,410	2,631
Equity securities which are available-for-sale *	99	99

Total	8,509	2,730

*	consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Investments in shares of stock which are accounted for under the cost method:

			2006		2007
	Location	Principal Activity	Ownership (%)	Cost/Carrying Value	Ownership (%)	Cost/Carrying Value
PT First Media Tbk (formerly PT Broadband Multimedia Tbk or “BM”)*	Indonesia	Cable television and internet network service provider	5.00	50,000	2.29	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977	0.0087	49,977
Asean Cableship Pte. Ltd (“ACPL”)**	Singapore	Repair and maintenance of submarine cables	16.67	1,265	16.67	1,265
SMT (Note 2b)	Indonesia	Telecommunication	14.60	5,779	—	—
Others			14.68 - 16.67	1,366	12.80 - 14.29	1,366

Total				108,387		102,608
Less allowance for decline in value				99,977		99,977

Net				8,410		2,631

*	On February 5, 2007, the Company’s ownership in BM was diluted to 2.29% since the Company did not exercise its pre-emptive right in relation to a Rights Issue conducted by BM.
**	On March 13, April 30 and September 28, 2007, the Company received dividend income from its investment in ACPL totalling US$4,389 (equivalent to Rp40,105).

The Companies provided allowance for decline in value of their investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of December 31, 2006 and 2007, which the Companies believe is adequate to cover probable losses on the investments.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	2006
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Carrying Value
Landrights	328,654	—	—	71,943	400,597
Buildings	428,172	6,141	—	21,778	456,091
Submarine cables	862,848	—	—	22,496	885,344
Earth stations	116,519	—	—	8,828	125,347
Inland link	610,177	—	—	247,769	857,946
Switching equipment	343,102	—	—	32,129	375,231
Telecommunications peripherals	1,832,196	223,692	13,248	88,195	2,130,835
Information technology equipment	823,075	7,668	1,436	251,269	1,080,576
Office equipment	1,379,843	86,876	52,388	130,566	1,544,897
Building and leasehold improvements	1,129,242	1,450	552	302,381	1,432,521
Vehicles	15,946	4,974	3,422	—	17,498
Cellular technical equipment	21,139,466	4,002	15,083	4,669,353	25,797,738
Satellite technical equipment	1,272,846	—	—	17,729	1,290,575
Transmission and cross-connection equipment	472,655	—	—	6,365	479,020
FWA technical equipment	434,744	—	—	104,889	539,633
Properties under construction and installation	3,680,665	6,586,454	—	(5,975,690)	4,291,429

Total	34,870,150	6,921,257	86,129	—	41,705,278

Accumulated Depreciation
Buildings	197,312	25,041	—	—	222,353
Submarine cables	418,321	106,870	—	—	525,191
Earth stations	111,081	7,156	—	—	118,237
Inland link	95,666	53,203	—	—	148,869
Switching equipment	223,459	35,238	—	—	258,697
Telecommunications peripherals	1,119,017	258,525	13,199	—	1,364,343
Information technology equipment	613,418	181,385	1,437	—	793,366
Office equipment	706,220	176,205	52,093	—	830,332
Building and leasehold improvements	466,716	231,472	552	—	697,636
Vehicles	10,844	2,385	3,242	—	9,987
Cellular technical equipment	8,214,472	2,182,985	15,069	—	10,382,388
Satellite technical equipment	840,041	145,471	—	—	985,512
Transmission and cross-connection equipment	193,246	19,178	—	—	212,424
FWA technical equipment	72,167	66,517	—	—	138,684

Total	13,281,980	3,491,631	85,592	—	16,688,019

Impairment in Value	98,611	—	—	—	98,611

Net Book Value	21,489,559				24,918,648

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2007
	Balance at Beginning of Year	Transactions during the Year				Balance at End of Year
		Additions	Deductions	Reclassifications	New Subsidiary
Carrying Value
Landrights	400,597	—	—	27,504	1,000	429,101
Buildings	456,091	641	—	27,047	1,213	484,992
Submarine cables	885,344	—	65,397	71,171	—	891,118
Earth stations	125,347	—	—	448	—	125,795
Inland link	857,946	—	—	835,282	—	1,693,228
Switching equipment	375,231	—	—	13,571	—	388,802
Telecommunications peripherals	2,130,835	195,269	1,570	73,049	—	2,397,583
Information technology equipment	1,080,576	3,517	6,301	310,926	761	1,389,479
Office equipment	1,544,897	107,011	948	152,299	—	1,803,259
Building and leasehold improvements	1,432,521	3,559	1,502	143,073	6,564	1,584,215
Vehicles	17,498	3,174	608	—	—	20,064
Cellular technical equipment	25,797,738	—	190,526	3,828,700	—	29,435,912
Satellite technical equipment	1,290,575	—	—	14,813	—	1,305,388
Transmission and cross-connection equipment	479,020	—	—	3,294	—	482,314
FWA technical equipment	539,633	37,202	—	145,879	—	722,714
Properties under construction and installation	4,291,429	9,365,492	—	(5,647,056)	1,038	8,010,903

Total	41,705,278	9,715,865	266,852	—	10,576	51,164,867

Accumulated Depreciation
Buildings	222,353	26,207	—	—	20	248,580
Submarine cables	525,191	90,923	65,361	—	—	550,753
Earth stations	118,237	4,223	—	—	—	122,460
Inland link	148,869	99,875	—	—	—	248,744
Switching equipment	258,697	35,609	—	—	—	294,306
Telecommunications peripherals	1,364,343	266,064	1,570	—	—	1,628,837
Information technology equipment	793,366	172,618	6,301	—	23	959,706
Office equipment	830,332	204,897	946	—	—	1,034,283
Building and leasehold improvements	697,636	263,264	1,502	—	331	959,729
Vehicles	9,987	2,880	598	—	—	12,269
Cellular technical equipment	10,382,388	2,658,729	190,525	—	—	12,850,592
Satellite technical equipment	985,512	147,060	—	—	—	1,132,572
Transmission and cross—connection equipment	212,424	18,830	—	—	—	231,254
FWA technical equipment	138,684	80,714	—	—	—	219,398

Total	16,688,019	4,071,893	266,803	—	374	20,493,483

Impairment in Value	98,611	—	—	—	—	98,611

Net Book Value	24,918,648					30,572,773

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the years ended December 31, 2005, 2006 and 2007, sales of certain property and equipment were made as follows:

	2005	2006	2007
Proceeds from sales	463	1,249	478
Net book value	(219)	(537)	(49)

Gain	244	712	429

Depreciation expense charged to the consolidated statements of income amounted to Rp2,974,191, Rp3,491,631 and Rp4,071,893 in 2005, 2006 and 2007, respectively.

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of December 31, 2007, approximately 0.29% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 15).

As of December 31, 2007, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$86,171 and Rp33,701,497, including insurance on the Company’s satellite amounting to US$14,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of December 31, 2006 and 2007 are as follows:

	Percentage of Completion	Cost	Estimated Date of Completion
2006
Cellular technical equipment	14 - 99	3,134,860	January - April 2007
FWA technical equipment	33 - 90	465,233	January - April 2007
Submarine cables	92	356,034	January - April 2007
Transmission and cross-connection equipment	47 - 62	125,341	February - December 2007
Building and leasehold improvements	24 - 97	99,863	January - December 2007
Inland link	27 - 84	52,289	January - June 2007
Others (each below Rp50,000)	41 - 99	57,809	January - April 2007

Total		4,291,429

2007
Cellular technical equipment	15 - 95	4,661,020	March - December 2008
Transmission and cross-connection equipment	29 - 98	1,174,721	March - December 2008
Building and leasehold improvements	60 - 99	1,149,994	January - June 2008
Satellite technical equipment	3	536,518	September 2009
FWA technical equipment	25 - 95	234,646	January - June 2008
Inland link	42 - 99	119,138	January - June 2008
Others (each below Rp50,000)	41 - 99	134,866	January - September 2008

Total		8,010,903

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Borrowing costs (interest expense) capitalized to properties under construction and installation for the years ended December 31, 2005, 2006 and 2007 amounted to Rp65,204, Rp62,154 and Rp29,071, respectively.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of equity interest in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional equity interest in Lintasarta in 2005.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Customer base
—Post-paid	154,220
—Prepaid	73,128
Spectrum license	222,922
Brand	147,178

Total	597,448

The changes in the goodwill and other intangible assets account are as follows:

	2006	2007
Balance at beginning of year	2,757,822	2,689,751
Additions:
—Non-integral software	71	10,532
—Upfront fee for 3G license (Note 1a)	320,000	—
Amortization of goodwill	(226,507)	(226,507)
Amortization of other intangible assets	(161,635)	(123,309)

Balance at end of year	2,689,751	2,350,467

11. LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment has reached a certain percentage of completion.

12. PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

	2006	2007
Related parties (Note 26) (including US$1,017 in 2006 and US$3,648 in 2007)	70,187	168,158
Third parties (including US$218,601 in 2006 and US$419,567 in 2007)	3,222,356	6,038,491

Total	3,292,543	6,206,649

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13. TAXES PAYABLE

This account consists of the following:

	2006	2007
Estimated corporate income tax payable, less tax prepayments of Rp189,276 in 2006 and Rp374,278 in 2007	10,353	286,397
Income tax:
Article 21	87,778	85,848
Article 22	3,412	3,754
Article 23	70,161	21,691
Article 25	23,265	28,132
Article 26	7,284	1,049
VAT	3,044	1,674
Others	6,571	7,905

Total	211,868	436,450

The reconciliation between income before income tax and estimated taxable income of the Company for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Income before income tax per consolidated statements of income	2,352,795	2,022,667	2,929,616
Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations	(91,286)	(129,605)	(83,443)

Income before income tax of the Company	2,261,509	1,893,062	2,846,173
Positive adjustments
Accrual of employee benefits—net	72,804	98,255	151,455
Provision for doubtful accounts	164,885	88,248	108,573
Donation	19,494	15,787	26,764
Provision for termination, gratuity and compensation benefits of employees	16,283	11,386	15,632
Representation and entertainment	10,779	8,031	13,417
Amortization of goodwill and other intangible assets	—	—	7,721
Net periodic pension cost	—	—	6,768
Amortization of debt and bonds issuance costs and discount (Notes 15 and 16)	—	3,940	1,677
Assessments for income taxes and related penalties	30,572	73,994	—
Compensation expense for ESOP (Note 19)	90,739	—	—
Others	24,436	49,221	111,130
Negative adjustments Depreciation—net	(985,529)	(1,213,527)	(780,225)
Write-off of accounts receivable	(5,329)	(199,627)	(271,102)
Interest income already subjected to final tax	(193,795)	(183,613)	(206,948)
Equity in net income of investees	(152,244)	(180,626)	(139,649)
Realization of stock option resulting from the exercise of ESOP Phase I and Phase II	(71,182)	(90,763)	—
Net periodic pension cost	(36,423)	(13,704)	—
Amortization of goodwill and other intangible assets	(36,219)	(6,872)	—
Sale of investment in subsidiary (Note 1d)	(109,691)	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2005	2006	2007
Capitalization of interest expense and personnel expenses to property and equipment (Notes 9 and 22)	(108,151)	—	—
Write-off of other long-term investment	(103,590)	—	—
Sale of investment in associated company (Note 7)	(14,697)	—	—
Amortization of debt and bonds issuance costs and discount (Notes 15 and 16)	(1,069)	—	—
Others	(9,315)	(172)	(4,416)

Estimated taxable income of the Company	864,267	353,020	1,886,970

The computation of the income tax expense for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Estimated taxable income of the Company	864,267	353,020	1,886,970

Income tax expense—current (at statutory tax rates) Company	259,263	105,888	566,073
Subsidiaries	72,278	93,741	94,602

Total income tax expense—current	331,541	199,629	660,675

Income tax expense (benefit) deferred—effect of temporary differences at enacted maximum tax rate (30%) Company
Depreciation—net	295,659	364,058	234,067
Write-off of accounts receivable	1,598	59,888	81,330
Equity in net income of investees	45,673	54,188	41,895
Accrual of employee benefits	(21,841)	(29,477)	(45,436)
Provision for doubtful accounts	(49,465)	(26,474)	(32,572)
Provision for termination, gratuity and compensation benefits of employees	(4,885)	(3,416)	(4,689)
Amortization of goodwill and other intangible assets	10,866	2,062	(2,316)
Net periodic pension cost	10,927	4,111	(2,030)
Amortization of debt and bonds issuance costs and discount (Notes 15 and 16)	321	(1,182)	(503)
Compensation expense for ESOP	(5,867)	27,229	—
Loss on sale of investments in subsidiary and associated company	37,316	—	—
Capitalization of interest expense and personnel expenses to property and equipment (Notes 9 and 22)	32,445	—	—
Write-off of other long-term investment	31,077	—	—
Adjustments due to tax audit	—	(62,956)	—
Others	(5,059)	(10,950)	(31,690)

	378,765	377,081	238,056
Subsidiaries	(12,382)	(603)	(39,214)

Net income tax expense—deferred	366,383	376,478	198,842

Total income tax expense	697,924	576,107	859,517

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The computation of the estimated income tax payable and claim for tax refund for the years ended December 31, 2006 and 2007 is as follows:

	2006	2007
Income tax expense—current
Company	105,888	566,073
Subsidiaries	93,741	94,602

Total income tax expense—current	199,629	660,675

Less prepayments of income tax of the Company
Article 22	64,986	97,754
Article 23	117,799	46,611
Article 25	231,672	160,929

Total prepayments of income tax of the Company	414,457	305,294

Less prepayments of income tax of Subsidiaries
Article 22	2,600	885
Article 23	50,426	20,112
Article 25	30,362	47,987

Total prepayments of income tax of Subsidiaries	83,388	68,984

Total prepayments of income tax	497,845	374,278

Estimated income tax payable
Company	—	260,779
Subsidiaries	10,353	25,618

Total estimated income tax payable	10,353	286,397

Claim for tax refund (presented as part of “Prepaid Taxes”) Company	308,569	—

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the income before income tax and the income tax expense as shown in the consolidated statements of income for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Income before income tax per consolidated statements of income	2,352,795	2,022,667	2,929,616

Income tax expense at the applicable tax rate of 30%	705,839	606,800	878,885
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	46,003	53,783	43,669
Tax effect on permanent differences
Employee benefits	7,302	6,433	16,979
Donation	5,863	4,797	8,045
Interest income already subjected to final tax	(64,647)	(63,434)	(70,395)
Assessments for income taxes and related penalties	9,823	25,302	(670)
Others	1,794	4,829	(1,948)
Valuation allowance adjustment	(14,912)	—	—
Adjustment due to tax audit and others	859	(62,403)	(15,048)

Income tax expense per consolidated statements of income	697,924	576,107	859,517

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of December 31, 2006 and 2007 are as follows:

	2006	2007
Deferred tax assets
Accrual of employee benefits—net	128,621	178,747
Allowance for doubtful accounts	171,195	122,437
Allowance for decline in value of investments in associated company and other long-term investments	46,883	46,883
Pension cost	24,487	26,517
Allowance for short-term investment	7,618	7,618

Total	378,804	382,202

Deferred tax liabilities
Property and equipment	1,406,071	1,641,735
Investments in subsidiaries/associated companies—net of amortization of goodwill and other intangible assets	205,841	212,134
Deferred debt and bonds issuance costs and discount	5,731	5,228
Difference in transactions of equity changes in associated companies/subsidiaries	1,752	1,752
Others	868	3,437

Total	1,620,263	1,864,286

Deferred tax liabilities—net	1,241,459	1,482,084

The breakdown by entity of the deferred tax assets and liabilities outstanding as of December 31, 2006 and 2007 is as follows:

	2006		2007
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	1,241,459	—	1,482,084
Subsidiaries
Lintasarta	46,567	—	71,177	—
IMM	—	2,048	2,806	—
APE	—	995	—	137
SMT	—	—	13,135	—
SMM	—	—	—	—

Total	46,567	1,244,502	87,118	1,482,221

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the allowance for decline in value of investments in associated companies and other long-term investments is

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

realized upon sale of the investments, and the pension cost is paid. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, and debt and bonds issuance costs and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

On January 19, 2005, the Company received SKPKB/STP from the DGT covering Satelindo’s 2003 VAT amounting to Rp9,677 (including penalties and interest). The assessments have been fully paid by the Company and are presented as part of “Other Income (Expenses)—Others—net”.

On August 9, 2005, the Company received SKPKB/STP from the DGT for the Company’s 2003 VAT amounting to Rp1,734 (including penalties and interest) and income tax articles 4(2), 22, 23 and 26 totalling Rp937 (including penalties and interest). The assessments were fully settled by the Company in August 2005.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carryover as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the Tax Office declining the Company’s appeal on the tax correction. On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction.

As of December 31, 2007, no provision for probable loss on such loss carryover adjustment was made in the consolidated financial statements as the Company believes that it has computed its corporate income tax in accordance with the tax regulations.

On December 4, 2006, the Company received SKPKB/STP from the DGT for the Company’s VAT for the periods January—March 2004 and August—October 2004 totalling Rp8,238 (including penalties and interest) and income tax articles 23 and 26 amounting to Rp8 and Rp60,493 (including penalties and interest), respectively, for fiscal year 2004 (Note 6). The Company accepted the SKPKB for income tax article 23. On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction on income tax article 26. As of December 31, 2007, the Company has not received the reply to the objection letter (Note 37j).

On March 27, 2007, the Company received SKPKBs from the DGT for the Company’s income tax articles 23 and 26 amounting to Rp28,479 and Rp82,126 (including penalties and interest), respectively, for fiscal year 2005 (Note 6). The Company accepted a part of the tax correction of income tax article 23 amounting to Rp3,039 which was charged to current operations in 2007. On June 22, 2007 and June 11, 2007, the Company submitted its objection letters to the Tax Office regarding the SKPKBs of income tax article 23 for the remaining tax corrections and article 26, respectively. As of December 31, 2007, the Company has not received the reply to the objection letters (Note 37k).

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction, and for other subsidiaries, the differences will be deductible from ordinary income as a result of a merger.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The tax losses carryover of SMM and SMT as of December 31, 2007 can be carried forward through 2012 based on the following schedule:

Year of Expiration	Amount
2008	356
2009	2,035
2010	1,885
2011	14,191
2012	30,204

Total	48,671

14. ACCRUED EXPENSES

This account consists of the following:

	2006	2007
Radio frequency fee	94,962	233,146
Network repairs and maintenance	132,062	222,594
Employee benefits	137,399	215,720
Interest	203,055	202,936
Marketing	53,112	134,950
Concession fee	65,584	82,790
Universal Service Obligation (“USO”)	69,602	60,741
Consultancy fees	38,761	50,186
Outsourcing	2,413	21,991
Dividend penalty to the Government (Note 30j)	20,633	—
Others (each below Rp20,000)	78,852	115,381

Total	896,435	1,340,435

15. LOANS PAYABLE

This account consists of the following:

	2006	2007
Related parties
Mandiri—net of unamortized debt issuance cost of Rp5,091	—	1,994,909
Syndicated Loan Facility 2
BNI—net of unamortized debt issuance cost of Rp2,131	515,514	—
Mandiri—net of unamortized debt issuance cost of Rp457	120,135	—
Third parties—net of unamortized debt issuance cost of Rp5,096 in 2006 and Rp7,128 in 2007; and unamortized debt discount of Rp37,191 in 2007	996,236	2,748,511

Total loans payable	1,631,885	4,743,420

Less current maturities:
Related parties	—	200,000
Third parties	127,191	294,387

Total current maturities	127,191	494,387

Long-term portion	1,504,694	4,249,033

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The details of the loans from related parties are as follows:

a. Mandiri

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of 3-month JIBOR plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27 and December 27, 2007, the Company made the first and second loan drawdowns totalling Rp2,000,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

b. Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank	Tranche	Amount
BCA	C	975,000
Mandiri *	B	900,000
BNI *	C	900,000
Danamon *	A	240,000
Bukopin	A	150,000

Total		3,165,000

*	related parties

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

The interest rates ranged from 9.30% to 11.92% in 2005. The interest rate was fixed at 9.3% per annum in 2006 and up to March 31, 2007. During April—June 2007 and July—December 2007, the annual floating interest rates were 10.6% and 10.5%, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

On March 31, 2005, the Company made early payments of the loans amounting to Rp290,112, Rp245,480 and Rp57,188 to BCA, BNI and Mandiri, respectively. On the same date, the Company also entered into agreements amending the loan agreement with BCA, BNI and Mandiri. The amendments covered, among others, the following:

•

The remaining balance of the loans would mature on April 1, 2008. However, the amendment provided early repayment option for the Company, commencing from April 1, 2007 up to the maturity date. Any repayment made before April 1, 2007 would require the Company to pay penalty amounting to 1% of such repaid amount.

•	The loan interest rates would be as follows:

—April 1, 2005—March 31, 2007 :	fixed interest at the rate of 9.3% per annum
—April 1, 2007—March 31, 2008 :	10.5% per annum or a reference rate plus margin rate of 2.5%, whichever rate was higher.

On September 6, 2007, the Company paid in full the balance of the loans amounting to Rp1,250,000 for the principal amount and Rp24,792 for the last interest installment.

The loans from third parties consist of the following:

	2006	2007
BCA—net of unamortized debt issuance cost of Rp5,091	—	1,994,909
Goldman Sachs International
Principal, net of unamortized debt discount of Rp37,191	—	397,109
Foreign Exchange (FX) Conversion Option	—	76,767
Finnish Export Credit Ltd.—net of unamortized debt issuance cost of Rp2,588 in 2006 and Rp2,038 in 2007	305,896	247,817
Investment Credit Facility 4 from Niaga	40,446	22,446
Investment Credit Facility 5 from Niaga	—	9,463
Syndicated Loan Facility 2 (refer to previous section on loans from related parties)
BCA—net of unamortized debt issuance cost of Rp2,508	609,255	—
Investment Credit Facility 3 from Niaga	39,139	—
Investment Credit Facility 2 from Niaga	1,500	—

Total	996,236	2,748,511
Less current maturities	127,191	294,387

Long-term portion	869,045	2,454,124

a. BCA

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of 3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained additional credit facility of Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns totalling Rp2,000,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

b. Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to May 30, 2012.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of December 31, 2007 amounted to US$8,173 (equivalent to Rp76,767). If GSI takes such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 16), (iii) default under the Company’s USD Notes and IDR Bonds (Note 16), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 16) and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation, and (v) change of control in the Company.

c. Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the “arranger” and ABN-AMRO Bank N.V., Stockholm Branch as the “facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until March 12, 2011.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

d. Investment Credit Facility 4 from Niaga

On August 29, 2005, Lintasarta obtained a credit facility from Niaga amounting to Rp45,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The quarterly repayment of the principal started on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility and trade accounts receivable from frame relay (Note 5).

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 3 and 5 from Niaga.

e. Investment Credit Facility 5 from Niaga

On July 10, 2007, Lintasarta obtained a credit facility from Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal will start on October 10, 2008 at Rp5,000 each quarter up to January 10, 2011. As of December 31, 2007, Lintasarta has already drawn from this credit facility the amount of Rp9,463.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 3 and 4 from Niaga.

f. Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The quarterly repayment of the principal started on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility, trade accounts receivable from frame relay (Note 5) and trade accounts receivable from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Investment Credit Facilities 2, 4 and 5 from Niaga.

g. Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained a credit facility from Niaga amounting to Rp15,000 to finance a letter of credit facility. The full amount was drawn down in 2004 and bore interest at 3-month time deposit rate guaranteed by Bank Indonesia plus a spread of 3% per annum. The loan was payable in quarterly installments of Rp1,500 starting November 14, 2004 and in February 2007, the final installment was paid.

The loan was collateralized by all equipment (Note 9) purchased from the proceeds of the credit facilities and trade accounts receivable from frame relay (Note 5).

Lintasarta was required to obtain prior written approval from Niaga if:

•	The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta became less than 51% during the facility period.

•	Lintasarta obtained new debts (Note 16).

•	Lintasarta invested in other than Lintasarta’s current business.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Lintasarta was also required to maintain certain financial ratios including the Debt Service Coverage Ratio of not less than 1.2 : 1.

The scheduled principal payments from 2008 to 2013 of all the loans payable as of December 31, 2007 are as follows:

	Twelve months ending December 31,
	2008	2009	2010	2011	2012 and 2013	Total
In rupiah
Mandiri	200,000	200,000	300,000	300,000	1,000,000	2,000,000
BCA	200,000	200,000	300,000	300,000	1,000,000	2,000,000
GSI	—	—	—	—	434,300	434,300
Niaga	23,000	8,909	—	—	—	31,909

Sub-total	423,000	408,909	600,000	600,000	2,434,300	4,466,209

In U.S. dollar
FEC (US$26,600)	71,387	71,387	71,387	35,693	—	249,854
GSI (US$8,173)	—	—	—	—	76,767	76,767

Sub-total	71,387	71,387	71,387	35,693	76,767	326,621

Total	494,387	480,296	671,387	635,693	2,511,067	4,792,830

Less:
—unamortized debt discount						(37,191)
—unamortized debt issuance costs						(12,219)

Net						4,743,420

The amortization of debt issuance costs and debt discount on the loans amounted to Rp9,576 in 2005, Rp10,928 in 2006 and Rp9,132 in 2007 (Note 24).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16. BONDS PAYABLE

This account consists of the following:

	2006	2007
Guaranteed Notes Due 2010 (US$300,000)—net of unamortized notes issuance cost of Rp17,432 in 2006 and Rp13,389 in 2007	2,688,568	2,804,511
Fifth Indosat Bonds in Year 2007 with Fixed Rates—net of unamortized bonds issuance cost of Rp7,629	—	2,592,371
Third Indosat Bonds in Year 2003 with Fixed Rates—net of unamortized bonds issuance cost of Rp14,855 in 2006 and Rp8,622 in 2007	2,485,145	2,491,378
Guaranteed Notes Due 2012 (US$250,000)—net of unamortized notes discount of Rp13,398 in 2006 and Rp11,338 in 2007; and unamortized notes issuance cost of Rp28,105 in 2006 and Rp23,781 in 2007	2,213,497	2,313,131
Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost of Rp7,117 in 2006 and Rp5,842 in 2007	807,883	809,158
Indosat Sukuk Ijarah II in Year 2007—net of unamortized bonds issuance cost of Rp1,179	—	398,821
Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost of Rp2,523 in 2006 and Rp2,071 in 2007	282,477	282,929
Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	1,075,000	200,000
Limited Bonds II issued by Lintasarta*	31,150	31,150
Limited Bonds I issued by Lintasarta**	25,292	25,292
Indosat Syari’ah Mudharabah Bonds in Year 2002	175,000	—
Convertible Bonds issued by Lintasarta***	5,526	—

Total bonds payable	9,789,538	11,948,741
Less current maturities	1,055,526	1,860,000

Long-term portion	8,734,012	10,088,741

*	after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company
**	after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company
***	after elimination of Convertible Bonds amounting to Rp14,473 issued to the Company in 2006

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

The net proceeds, after deducting the underwriting fee and offering expenses, were received on November 5, 2003 and used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to its outstanding Guaranteed Notes Due 2010. The primary purpose of the solicitation was to modify certain covenants under the indenture of Guaranteed Notes Due 2010 to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt (Note 24).

On January 24, 2006, IFB received consents from holders of the Guaranteed Notes Due 2010 representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

Based on the latest rating report, the notes currently have BB (released in July 2007) and Ba2 (released in October 2007) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•	Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. These bonds will mature on May 29, 2014.

•	Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. These bonds will mature on May 29, 2017.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A : Starting August 29, 2007 and every quarter thereafter up to May 29, 2014.

Series B : Starting August 29, 2007 and every quarter thereafter up to May 29, 2017.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The Company received the proceeds of the bonds on May 31, 2007.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•	Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003.

•	Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

• Early Settlement Option	:	the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

• Buy-back Option	:	after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, pays interest on the bonds, as follows:

Series A : Starting January 22, 2004 and every quarter thereafter up to October 22, 2008.

Series B : Starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

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

The net proceeds, after deducting the underwriting fee and offering expenses, were received on June 23, 2005 and used for general corporate purposes, including capital expenditures.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

Based on the latest rating report, the notes have BB (released in July 2007) and Ba2 (released in October 2007) ratings from S&P and Moody’s, respectively.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on May 31, 2007.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

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

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

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

Based on the latest rating report released in May 2007, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds consist of three series:

•	Series A bonds amounting to Rp775,000 which bore interest at the fixed rate of 15.75% per annum starting February 6, 2003. The Series A bonds matured on November 6, 2007.

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

—BuyOption	:	the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

—SellOption	:	the bondholder has the right to ask for early settlement from the Company at 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bore interest at the fixed rate of 15.625% per annum for the first year starting February 6, 2003 and floating rates for the succeeding years until November 6, 2007. The floating rates were determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2007.

Series B	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2032.

—BuyOption	: February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

—SellOption	: February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

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

On November 6, 2007, the Company paid in full the Second Indosat Bonds Series A and C totalling Rp875,000.

Based on the latest rating report released in May 2007, the bonds have idAA+ (stable outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which will mature on June 14, 2009 and bear interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006.

On July 17, 2006, Lintasarta obtained approval from Niaga on the issuance of the Limited Bonds II (Note 15).

The proceeds of the Limited Bonds II were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds I amounting to Rp40,000. The limited bonds represented unsecured bonds which matured on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates were determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. Lintasarta paid interest on the bonds quarterly starting September 2, 2003.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

On the maturity date, Lintasarta paid a certain portion of limited bonds I amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds I Agreement. These bonds bear interest at floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from Niaga on the changes in maturity date and nominal value of the Limited Bonds I (Note 15).

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Mudharabah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Mudharabah Bonds, with BRI as the trustee. The bonds had a total face value of Rp175,000 in Rp50 denomination and matured on November 6, 2007.

Each bondholder was entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which was determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared Revenue referred to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue were as follows:

	Percentage (%)
Year	Satellite	Internet
1	6.91	10.75
2	6.91	9.02
3	6.91	7.69
4	6.91	6.56
5	6.91	5.50

Based on an agreement reached between the Company and the bondholders in the Syari’ah Mudharabah Bondholders’ General Meeting held on October 1, 2003, the Shared Revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year	Percentage (%)
1	6.91
2	9.34
3	9.34
4	9.34
5	9.34

KSEI, acting as payment agent, paid quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds were neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, were used as pari-passu security for all of the Company’s other liabilities including the bonds.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company was required to comply with certain conditions, such as maintaining certain financial ratios.

Based on the latest rating report released in May 2007, the bonds had idAA(sy)+ (stable outlook) rating from Pefindo.

On November 6, 2007, the Company paid in full the Syari’ah Mudharabah Bonds amounting to Rp175,000.

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured convertible bonds, which bore interest at the annual fixed rate of 19% and paid on a quarterly basis. The bonds were converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007 (Notes 1d and 2u).

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the Convertible Bonds (Note 15).

Based on the first amendment dated July 12, 2004 of the Convertible Bonds Agreement, the fixed interest rate of the Convertible Bonds issued by Lintasarta had been changed to become a floating rate. The floating rate was determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate was 19% and the minimum limit was 11% per annum. The first amendment was effective starting July 1, 2004.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2007 are as follows:

	Twelve months ending December 31,
	2008	2009	2010	2011 and thereafter*	Total
In U.S. dollar
Guaranteed Notes *
Due 2010 (US$300,000)	—	—	2,817,900	—	2,817,900
Due 2012 (US$250,000)	—	—	—	2,348,250	2,348,250

Sub-total	—	—	2,817,900	2,348,250	5,166,150

In rupiah
Fifth Indosat Bonds *	—	—	—	2,600,000	2,600,000
Third Indosat Bonds *	1,860,000	—	640,000	—	2,500,000
Fourth Indosat Bonds *	—	—	—	815,000	815,000
Sukuk Ijarah II *	—	—	—	400,000	400,000
Syari’ah Ijarah Bonds *	—	—	—	285,000	285,000
Second Indosat Bonds *	—	—	—	200,000	200,000
Limited Bonds II of Lintasarta	—	31,150	—	—	31,150
Limited Bonds I of Lintasarta	—	25,292	—	—	25,292

Sub-total	1,860,000	56,442	640,000	4,300,000	6,856,442

Total	1,860,000	56,442	3,457,900	6,648,250	12,022,592

Less:
—unamortized notes issuance cost					(37,170)
—unamortized bonds issuance cost					(25,343)
—unamortized notes discount					(11,338)

Net					11,948,741

*	Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost, notes issuance cost and discount amounted to Rp11,625 in 2005, Rp16,691 in 2006 and Rp18,829 in 2007 (Note 24).

17. OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits, benefits under Labor Law No. 13/2003 (Note 25), other employee benefits and deposits from customers.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18. CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2006 and 2007 is as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
2006
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	39.96
Government of the Republic of Indonesia	776,624,999	77,662	14.29
JP Morgan Chase Bank U.S. Resident (Norbax, Inc.)	316,633,950	31,663	5.83
Indonesia Communications Pte. Ltd., Singapore	46,340,000	4,634	0.85
Commissioners:
Lee Theng Kiat	135,000	14	0.00
Roes Aryawijaya	135,000	14	0.00
Setyanto P. Santosa	135,000	14	0.00
Directors:
Wityasmoro Sih Handayanto	287,500	28	0.01
Wahyu Wijayadi	252,500	25	0.01
Raymond Tan Kim Meng	222,500	22	0.01
Joseph Chan Lam Seng	150,000	15	0.00
Wong Heang Tuck	150,000	15	0.00
Johnny Swandi Sjam	30,000	3	0.00
S. Wimbo S. Hardjito	2,500	—	—
Others (each holding below 5%)	2,121,584,550	212,159	39.04

Total	5,433,933,500	543,393	100.00

2007
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	39.96
Government of the Republic of Indonesia	776,624,999	77,662	14.29
JP Morgan Chase Bank U.S. Resident (Norbax, Inc.) (Note 40)	316,633,950	31,663	5.83
Indonesia Communications Pte. Ltd., Singapore	46,340,000	4,634	0.85
Commissioner:
Lee Theng Kiat	135,000	14	0.00
Directors:
Raymond Tan Kim Meng	222,500	22	0.01
Wahyu Wijayadi	152,500	15	0.00
Wong Heang Tuck	75,000	8	0.00
Johnny Swandi Sjam	30,000	3	0.00
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	2,122,459,550	212,246	39.06

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STT Communications Limited (“STTC”), informed the Indonesian Capital Market and Financial Institutions Supervisory Agency (Badan Pengawas Pasar Modal dan Lembaga Keuangan) (“Bapepam-LK”) that ICLS acquired 46,340,000 “B” shares of the Company from the market.

On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL's investment in the Company's equity shares in relation to the loan facility obtained by STTC.

On March 1, 2007, STTC sold its 25% ownership in Asia Mobile Holdings Pte. Ltd. (“AMH”) to Qatar Telecom (“Qtel”). As a result, STTC’s ownership in AMH decreased to 75%. AMH directly owned ICL and ICLS.

As of December 31, 2006 and 2007, ICL and ICLS owned an aggregate of 2,217,590,000 “B” shares, representing 40.81% ownership in the Company.

In connection with the exercise of ESOP Phase I and Phase II from August 1, 2004 and August 1, 2005, respectively, 256,433,500 “B” shares had been issued as of July 31, 2006 (Note 19) at a total premium of Rp873,512.

19. STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company “B” shares in reserve which were equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share by implementing Bapepam-LK Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which would be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I was 90% of the average closing price [i.e. Rp1,567.4 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting.

The ESOP had been distributed in two phases:

a. Phase I: 50% of the ESOP shares or 129,437,500 stock options had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options was one year commencing August 1, 2004.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b. Phase II: 50% of the ESOP shares or 129,437,500 stock options had been distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options was one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II was 90% of the average closing price [i.e. Rp3,702.6 (in full amount)] of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the 2004 Annual Stockholders’ General Meeting. It was also resolved that the undistributed ESOP shares from ESOP Phase I would be reallocated for distribution in ESOP Phase II.

The total fair values of stock options distributed under ESOP Phase I and Phase II were Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

	Phase I	Phase II
Risk-free interest rate	10.00%	8.90%
Expected dividend yield	4.36%	3.50%
Expected volatility	36.50%	37.00%
Expected option period	2 years	2 years

Based on a decree dated January 28, 2005 of the Board of Directors, 7,847,000 forfeited shares under ESOP Phase I were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II was the same as that for the original ESOP Phase II, which was up to July 31, 2005.

The Company recognized proportionate seven months’ compensation expense in 2005 relating to ESOP Phase II in the amount of Rp90,739 as part of Operating Expenses—Personnel (Note 22).

The numbers of forfeited shares at the end of the vesting period of ESOP Phase I and ESOP Phase II were 162,500 shares (equivalent to Rp75) and 2,279,000 shares (equivalent to Rp2,584), respectively.

At the end of each exercise period, the numbers of stock options under ESOP Phase I and Phase II exercised by the employees were 121,428,000 and 135,005,500 shares, respectively (Note 18).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20. OPERATING REVENUES

This account consists of the following:

	2005	2006	2007
Cellular
Usage charges	4,794,098	5,317,871	6,542,933
Features	2,815,242	3,022,735	4,185,286
Interconnection revenues (Note 33)	746,755	697,265	1,847,486
Connection fee	191,264	103,506	79,115
Monthly subscription charges	21,048	9,924	20,372
Others	76,544	76,236	77,304

Sub-total	8,644,951	9,227,537	12,752,496

MIDI
Internet	390,241	422,037	570,041
IP VPN	45,603	244,328	396,644
World link and direct link	331,976	302,091	370,804
Frame net	389,426	387,276	305,125
Leased line	137,446	146,492	163,043
Digital data network	140,407	151,454	100,266
Application services	60,878	72,865	98,626
Satellite lease	150,130	124,473	95,682
TV link	21,338	14,765	6,947
Others	26,588	36,808	61,406

Sub-total	1,694,033	1,902,589	2,168,584

Fixed Telecommunication
International Calls
Incoming calls	643,861	541,744	964,865
Outgoing calls	441,256	315,995	265,323
Fixed Wireless	86,236	149,906	218,702
Fixed Line	74,405	98,886	117,384
Others	5,049	2,750	1,141

Sub-total	1,250,807	1,109,281	1,567,415

Total	11,589,791	12,239,407	16,488,495

Operating revenues from related parties amounted to Rp1,232,728, Rp954,027 and Rp2,082,642 for the three years ended December 31, 2005, 2006 and 2007, respectively. These amounts represent 10.64%, 7.79% and 12.63% of total operating revenues in 2005, 2006 and 2007, respectively (Note 26).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

21. OPERATING EXPENSES—COST OF SERVICES

This account consists of the following:

	2005	2006	2007
Interconnection (Note 33)	218,152	184,261	1,518,127
Maintenance	614,595	585,158	765,638
Radio frequency fee	331,449	461,468	759,747
Leased circuits	248,418	280,077	331,830
Cost of SIM cards and pulse reload vouchers	346,900	330,387	323,349
Utilities	148,113	204,580	289,079
Rent	231,628	213,300	261,855
Concession fee	111,627	115,305	145,917
USO (Note 32)	82,172	86,779	109,377
Delivery and transportation	44,793	54,591	74,517
Billing and collection	66,298	50,359	51,529
Installation	5,470	21,264	35,213
License	21,523	15,290	20,335
Communications	16,170	14,698	5,681
Insurance	13,799	3,684	3,836
Others	125,838	82,972	83,853

Total	2,626,945	2,704,173	4,779,883

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2n).

The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2n). In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 33).

The effect of these new sharing arrangements on the Company’s 2007 consolidated financial statements is to increase the operating revenues and operating expenses by Rp1,381,383 each.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

22. OPERATING EXPENSES—PERSONNEL

This account consists of:

	2005	2006	2007
Salaries	262,799	328,781	348,282
Bonuses	167,755	166,610	301,587
Incentives and other employee benefits	276,449	257,003	275,282
Employee income tax	178,787	205,702	230,379
Outsourcing	128,971	116,316	135,683
Post-retirement healthcare benefits (Note 25)	81,146	86,152	106,109
Medical expense	45,978	52,566	61,616
Early retirement*	—	69,630	58,104
Pension (Note 25)	(3,018)	30,174	47,266
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 25)	18,770	20,233	23,594
ESOP compensation expense (Note 19)	90,739	—	—
Others	16,277	17,301	6,884

Total	1,264,653	1,350,468	1,594,786

*	On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. As of December 31, 2006 and 2007, there were 169 and 108 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation in 2005, 2006 and 2007 amounted to Rp42,947, Rp39,794 and Rp51,979, respectively.

23. OPERATING EXPENSES—ADMINISTRATION AND GENERAL

This account consists of:

	2005	2006	2007
Rent	90,489	127,525	125,271
Provision for doubtful accounts	161,208	110,224	115,030
Professional fees	32,816	85,153	96,322
Travel	69,225	76,875	88,789
Utilities	36,932	49,601	54,701
Training, education and research	39,124	28,879	33,273
Insurance	35,385	35,552	27,193
Catering	29,850	31,683	26,726
Others (each below Rp20,000)	110,993	118,429	138,819

Total	606,022	663,921	706,124

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24. OTHER EXPENSES—FINANCING COST

This account consists of:

	2005	2006	2007
Interest on loans	1,240,802	1,204,642	1,396,142
Amortization of debt and bonds issuance costs and discount (Notes 15 and 16)	21,201	27,619	27,961
Bank charges	2,761	3,157	4,501
Solicitation fee (Note 16)	—	13,481	—

Total	1,264,764	1,248,899	1,428,604

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

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•	Expiration benefit equivalent to the cash value at the normal retirement age, or

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•	Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•	Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, the Company made payment for additional premium of Rp275 for additional 55 employees.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

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

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The total contributions of the Company and Lintasarta to Jiwasraya amounted to Rp73,263, Rp9,999 and Rp17,843 for the years ended December 31, 2005, 2006 and 2007, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The net periodic pension cost for the pension plans for the years ended December 31, 2005, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2005	2006	2007
Annual discount rate	13.0%	10.5%	10.0%
Expected annual rate of return on plan assets	10.0%	10.0%	4.5 - 9.0%
Annual rate of increase in compensation	3.0 - 9.0%	3.0 - 9.0%	3.0 - 9.0%
Mortality rate	CSO 1980	CSO 1980	TMI 1999

a. The composition of the net periodic pension cost (income) for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Interest cost	54,533	63,649	63,417
Service cost	26,354	37,660	38,801
Net amortization	740	—	5,577
Immediate recognition of past service cost—vested benefit	—	—	4,078
Return on plan assets	(69,957)	(71,135)	(64,607)
Curtailment gain	(14,688)	—	—

Net periodic pension cost (income) (Note 22)	(3,018)	30,174	47,266

b. The funded status of the plans as of December 31, 2006 and 2007 is as follows:

	2006	2007
Plan assets at fair value	727,656	730,787
Projected benefit obligation	(644,903)	(672,145)

Excess of plan assets over projected benefit obligation	82,753	58,642
Unrecognized actuarial loss	150,821	142,349

Net prepaid pension cost	233,574	200,991

c. Movements in the prepaid pension cost during the years ended December 31, 2006 and 2007 are as follows:

	2006	2007
Beginning balance
Company	255,899	225,296
Lintasarta	2,573	8,278
Net periodic pension cost
Company	(26,842)	(43,394)
Lintasarta	(3,332)	(3,872)
Refund from Jiwasraya
Company	(3,761)	(1,976)
Lintasarta	(962)	(1,184)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2006	2007
Contribution to Jiwasraya
Company	—	7,875
Lintasarta	9,999	9,968

Ending balance Company	225,296	187,801

Lintasarta	8,278	13,190

d. Prepaid pension cost consists of:

	2006	2007
Prepaid pension:
Current portion (presented as part of “Prepaid Expenses”)
Company	3,172	2,128
Lintasarta	118	503

	3,290	2,631

Long-term portion
Company	222,124	185,673
Lintasarta	8,160	12,687

	230,284	198,360

	233,574	200,991

Plan assets as of December 31, 2006 and 2007 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2005, 2006 and 2007 amounted to Rp17,233, Rp16,686 and Rp15,842, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under this law or defined benefit pension plan, whichever amount is higher.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The net periodic pension cost under the Labor Law for the years ended December 31, 2005, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2005	2006	2007
Annual discount rate	13.0%	10.5%	10.0%
Annual rate of increase in compensation	3.0 - 11.0%	10.0%	10.0%

a. The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Service cost	11,600	11,709	13,201
Interest cost	7,117	7,230	9,160
Net amortization	53	1,294	662
Immediate recognition of past service cost -vested benefit	—	—	571

Periodic pension cost (Note 22)	18,770	20,233	23,594

b. The composition of the accrued pension cost under the Labor Law as of December 31, 2006 and 2007 is as follows:

	2006	2007
Projected benefit obligation	88,219	104,527
Unrecognized actuarial loss	(18,819)	(16,191)

Accrued pension cost	69,400	88,336

c. Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2006 and 2007 are as follows:

	2006	2007
Beginning balance
Company	51,586	62,972
Lintasarta	3,887	5,450
IMM	482	978

Pension cost
Company	18,102	20,290
Lintasarta	1,563	1,563
IMM	568	1,741
Benefit payment Company	(6,716)	(4,658)
IMM	(72)	—

Ending balance Company	62,972	78,604

Lintasarta	5,450	7,013

IMM	978	2,719

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

As of December 31, 2006 and 2007, the current portion of pension cost under the Labor Law included in accrued expenses (Note 14) amounted to Rp1,689 and Rp1,828, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp67,711 and Rp86,508, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been registered in the Administration of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•	16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya.

•	16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000.

•	16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the years ended December 31, 2005, 2006 and 2007 was calculated based on the actuarial valuations as of December 31, 2005, 2006 and 2007, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2005	2006	2007
Annual discount rate	13.0%	10.5%	10.0%
Ultimate cost trend rate	8.0%	8.0%	6.0%
Next year trend rate	18.0%	16.0%	18.0%
Period to reach ultimate cost trend rate	5 years	4 years	6 years

a. The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Interest cost	39,245	41,413	54,944
Service cost	18,550	28,043	32,627
Net amortization	23,351	15,529	18,538
Additional benefits due to early retirement	—	1,167	—

Periodic post-retirement healthcare cost (Note 22)	81,146	86,152	106,109

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b. The composition of the accrued post-retirement healthcare cost as of December 31, 2006 and 2007 is as follows:

	2006	2007
Projected benefit obligation	526,231	767,828
Unrecognized actuarial loss	(253,273)	(396,022)

Accrued post-retirement healthcare cost	272,958	371,806

c. Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2006 and 2007 are as follows:

	2006	2007
Beginning balance	190,686	272,958
Net periodic post-retirement healthcare cost	86,152	106,109
Benefit payment	(3,880)	(7,261)

Ending balance	272,958	371,806

d. The effect of 1% increase in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs and accumulated post-retirement healthcare benefit obligation as of December 31, 2005, 2006 and 2007 and for the years then ended as follows:

	2005	2006	2007
Service and interest costs	79,730	96,680	137,426
Accumulated post-retirement healthcare benefit obligation	493,762	579,973	943,774

As of December 31, 2006 and 2007, the current portion of post-retirement healthcare cost included in accrued expenses (Note 14) amounted to Rp6,209 and Rp9,661, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp266,749 and Rp362,145, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount		Percentage to Total Assets/Liabilities (%)
	2006	2007	2006	2007
Cash and cash equivalents (Note 4)
State-owned banks	915,450	3,919,899	2.67	8.65
Private banks	198,820	1,034,499	0.59	2.29

Total	1,114,270	4,954,398	3.26	10.94

Accounts receivable—trade (Note 5)
StarHub Pte. Ltd. (“StarHub”), Singapore	46,354	53,452	0.13	0.12
PT Televisi Republik Indonesia (Persero) (“TVRI”)	43,359	43,745	0.13	0.10
Telkom	136,962	38,208	0.40	0.08
State-owned banks	15,821	32,253	0.04	0.07
PSN	3,839	11,618	0.01	0.03
PT Pos Indonesia (Persero)	9,187	9,329	0.03	0.02
PT Citra Sari Makmur (“CSM”)	5,914	4,875	0.02	0.01
PT Telekomunikasi Selular (“Telkomsel”)	1,494	4,110	0.00	0.01
Lembaga Kantor Berita Negara (“LKBN”) Antara	2,045	1,049	0.01	0.00
Singapore Telecommunications Ltd. (“SingTel”), Singapore	27,757	945	0.08	0.00
Others	23,273	22,103	0.07	0.05

Total	316,005	221,687	0.92	0.49
Less allowance for doubtful accounts	141,263	88,342	0.41	0.20

Net	174,742	133,345	0.51	0.29

Prepaid expenses
MOCIT	150,676	397,946	0.44	0.87
Kopindosat	2,376	2,810	0.00	0.01
Jiwasraya	3,290	2,631	0.01	0.01
Others	2,702	3,494	0.01	0.01

Total	159,044	406,881	0.46	0.90

Other current assets
State-owned banks	15,049	16,667	0.04	0.04
Others	6	7	0.00	0.00

Total	15,055	16,674	0.04	0.04

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2006	2007	2006	2007
Due from related parties
Directorate General of Customs and Excise	—	24,668	—	0.06
Telkomsel	5,881	22,401	0.02	0.05
Kopindosat	6,197	5,949	0.02	0.01
Key management personnel	11,032	2,084	0.03	0.00
State-owned banks	1,213	1,480	0.00	0.00
Others	1,808	2,130	0.01	0.01

Total	26,131	58,712	0.08	0.13
Less allowance for doubtful accounts	2,795	2,257	0.01	0.01

Net	23,336	56,455	0.07	0.12

Long-term prepaid pension Jiwasraya	230,284	198,360	0.67	0.44

Long-term advances
Nexwave	—	3,557	—	0.01
PT Industri Telekomunikasi Indonesia (Persero)	—	3,472	—	0.01
Kopindosat	2,800	2,464	0.01	0.00
PT SCS Astra Graphia Technologies	1,106	68	0.00	0.00

Total	3,906	9,561	0.01	0.02

Non-current assets—others
State-owned banks	32,649	36,654	0.10	0.08
Telkom	21,681	22,370	0.06	0.05
Kopindosat	7,430	10,669	0.02	0.03
Others	2,853	5,231	0.01	0.01

Total	64,613	74,924	0.19	0.17

Accounts payable—trade
Telkomsel	27,280	13,213	0.14	0.05
Optus	1,492	2,226	0.01	0.01
Telkom	3,169	1,646	0.02	0.00
Kopindosat	—	557	—	0.00
Others	2,198	22,846	0.01	0.08

Total	34,139	40,488	0.18	0.14

Procurement payable (Note 12)
PT Industri Telekomunikasi Indonesia (Persero)	33,667	92,931	0.18	0.33
Kopindosat	33,458	37,441	0.18	0.13
NexWave	—	16,638	—	0.06
PT Personel Alih Daya	—	14,652	—	0.05
PT SCS Astra Graphia Technologies	3,062	6,496	0.01	0.02

Total	70,187	168,158	0.37	0.59

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2006	2007	2006	2007
Accrued expenses
MOCIT	230,148	376,677	1.22	1.32
Key management personnel	8,861	26,046	0.05	0.09
Kopindosat	2,037	21,991	0.01	0.08
Ministry of Finance	20,633	6,170	0.11	0.02

Total	261,679	430,884	1.39	1.51

Other current liabilities
Directorate General of Customs and Excise	—	24,184	—	0.08
Telkomsel	1,664	2,560	0.01	0.01
Starhub	135	177	0.00	0.00

Total	1,799	26,921	0.01	0.09

Due to related parties
Telkom	600	45,487	0.00	0.16
Indonesia Comnet Plus (“Comnet”)	6,649	5,373	0.04	0.02
TVRI	4,973	2,262	0.03	0.01
State-owned banks	1,875	1,875	0.01	0.01
Kopindosat	1,490	1,509	0.01	0.00
PT Pos Indonesia (Persero)	11,937	48	0.06	0.00
Others	1,916	8,296	0.01	0.03

Total	29,440	64,850	0.16	0.23

Loans payable
State-owned banks	635,649	1,994,909	3.38	7.01

Other non-current liabilities
Telkomsel	13,109	11,445	0.07	0.04
StarHub	—	855	—	0.00
Others	990	—	0.00	—

Total	14,099	12,300	0.07	0.04

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2005	2006	2007	2005	2006	2007
Operating revenues
Telkom	806,211	545,060	1,172,722	6.96	4.45	7.11
Telkomsel	59,121	(13,539)	393,831	0.51	(0.11)	2.39
State-owned banks	184,291	131,397	201,144	1.59	1.07	1.22
Private banks	924	1,118	52,014	0.01	0.01	0.32
StarHub	37,860	66,213	49,133	0.33	0.54	0.30
SingTel	29,162	66,564	46,255	0.25	0.54	0.28
CSM	11,192	11,058	7,948	0.10	0.09	0.05
PSN	3,949	5,490	7,166	0.03	0.05	0.04
MOCIT	486	5,383	6,915	0.00	0.05	0.04
PT Angkasa Pura (Persero)	6,334	4,652	5,535	0.06	0.04	0.03
LKBN Antara	21,324	7,628	3,568	0.18	0.06	0.02
PT Garuda Indonesia (Persero)	3,255	470	485	0.03	0.00	0.00
Others	68,619	122,533	135,926	0.59	1.00	0.83

Total	1,232,728	954,027	2,082,642	10.64	7.79	12.63

Operating expenses

Cost of services
MOCIT	525,248	663,552	1,015,041	6.62	7.50	8.48
Telkom	390,136	343,854	973,793	4.91	3.89	8.14
Telkomsel	—	—	474,337	—	—	3.96
Comnet	32,523	34,146	34,254	0.41	0.39	0.29
SingTel	21,479	14,563	23,563	0.27	0.16	0.20
PT Personel Alih Daya	—	—	17,090	—	—	0.14
StarHub	6,796	1,835	10,355	0.09	0.02	0.09
Kopindosat	14,788	6,838	5,432	0.19	0.08	0.04
PT Industri Telekomunikasi Indonesia (Persero)	3,096	5,001	1,571	0.04	0.06	0.01
Others	2,632	3,478	8,331	0.03	0.04	0.07

Total	996,698	1,073,267	2,563,767	12.56	12.14	21.42

Personnel
Kopindosat	113,112	39,726	135,911	1.43	0.45	1.14
Key management personnel	108,190	108,589	127,350	1.36	1.23	1.06
Jiwasraya	(3,018)	30,174	47,266	(0.04)	0.34	0.39

Total	218,284	178,489	310,527	2.75	2.02	2.59

Administration and general
PT Perusahaan Listrik Negara (“PLN”)	20,249	41,203	41,747	0.26	0.47	0.35
Kopindosat	49,478	48,560	39,863	0.62	0.55	0.33
Usaha Gedung Bank Dagang Negara (“UGBDN”)	4,066	5,628	4,976	0.05	0.06	0.04
Others	30,005	968	7,763	0.38	0.01	0.07

Total	103,798	96,359	94,349	1.31	1.09	0.79

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2005	2006	2007	2005	2006	2007
Other income (expenses)
Interest income
State-owned banks	105,955	107,022	103,294	8.16	7.78	6.49
Others	37,217	21,224	34,916	2.86	1.54	2.20

	143,172	128,246	138,210	11.02	9.32	8.69

Financing cost
State-owned banks	(72,579)	(60,181)	(66,482)	(5.59)	(4.38)	(4.18)
Others	(4,116)	(6,231)	(7,010)	(0.31)	(0.45)	(0.44)

	(76,695)	(66,412)	(73,492)	(5.90)	(4.83)	(4.62)

Net	66,477	61,834	64,718	5.12	4.49	4.07

The relationship and nature of account balances/transactions with other related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Affiliate	Cash and cash equivalents, loans payable and operating revenues—MIDI

2.	Private banks	Affiliate	Cash and cash equivalents, loans payable and operating revenues—MIDI

3.	StarHub	Affiliate	Operating revenues—international calls

4.	TVRI	Affiliate	Operating revenues—MIDI

5.	Telkom (Notes 30l and 33)	Affiliate	Operating revenues—cellular, fixed telecommunication and MIDI, compensation to other telecommunications carriers and service providers

6.	PT Pos Indonesia (Persero)	Affiliate	Operating revenues—MIDI

7.	PSN	Affiliate	Operating revenues—MIDI

8.	CSM	Affiliate	Operating revenues—MIDI

9.	Telkomsel (Note 33)	Affiliate	Operating revenues—cellular and fixed telecommunication

10.	LKBN Antara	Affiliate	Operating revenues—MIDI

11.	SingTel	Affiliate	Operating revenues—fixed telecommunication

12.	MOCIT	Government agency	Operating revenues - MIDI, cost of services—concession fee, radio frequency fee and USO

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
13.	Kopindosat	Affiliate	Personnel expenses, administration and general expenses

14.	Jiwasraya	Affiliate	Long-term prepaid pension

15.	Directorate General of Customs and Excise	Government agency	Other current liabilities

16.	Key management personnel	Affiliate	Personnel expenses, and prepaid/ unamortized portions of housing and transformation advances, and transformation incentives

17.	NexWave	Affiliate	Procurement payable

18.	PT Industri Telekomunikasi Indonesia (Persero)	Affiliate	Procurement payable

19.	Optus	Affiliate	Operating revenues—fixed telecommunication

20.	PT Personel Alih Daya	Affiliate	Personnel expenses and cost of services—maintenance

21.	PT SCS Astra Graphia Technologies	Affiliate	Procurement payable

22.	Ministry of Finance	Government agency	Accrued expenses

23.	Comnet	Affiliate	Cost of services—leased circuits—rent of transmission channel

24.	PT Angkasa Pura (Persero)	Affiliate	Operating revenues—MIDI

25.	PT Garuda Indonesia (Persero)	Affiliate	Operating revenues—MIDI

26.	PLN	Affiliate	Cost of services—utilities expense

27.	UGBDN	Affiliate	Cost of services—rent expense

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2005	2006	2007
Numerator for basic earnings per share—net income	1,623,481	1,410,093	2,042,043
Dilutive effect of convertible bonds (Note 16)	—	(11,262)	—

Numerator for diluted earnings per share	1,623,481	1,398,831	2,042,043

Denominator—weighted-average number of shares outstanding during the year (including effect of exercise of ESOP)	5,253,249,519	5,404,654,859	5,433,933,500

Basic earnings per share	309.04	260.90	375.79

Diluted earnings per share	309.04	258.82	375.79

Basic earnings per ADS (50 B shares per ADS)	15,452.16	13,045.17	18,789.73

Diluted earnings per ADS	15,452.16	12,940.98	18,789.73

28. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meetings (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2004 Net Income
June 8, 2005	16,332	154.23	July 15, 2005
2005 Net Income
June 24, 2006	16,235	149.32	August 8, 2006
2006 Net Income
June 5, 2007	14,101	129.75	July 13, 2007

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29. DERIVATIVES

During 2006 and 2007, the Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values as of December 31, 2006 and 2007:

		Fair Value (Rp)
	Notional Amount (US$)	2006		2007
		Receivable	Payable	Receivable	Payable
Cross Currency Swap Contracts:
a. Standard Chartered Bank, Jakarta Branch (“StandChart”)	25,000	—	10,938	8,973	—
b. Goldman Sachs Capital Market, L.P., New York (“GSCM”) (3)	100,000	—	—	—	—
c. JPMorgan Chase Bank, Singapore Branch (“JPMorgan”) (4)	25,000	—	—	—	—
d. GSI	100,000	—	31,202	66,489	—
e. GSI	25,000	—	34,511	—	20,678
f. GSI	75,000	16,550	—	21,255	—
g. Merrill Lynch Capital Market Bank Limited (“MLCMB”)	25,000	—	10,705	—	952
h. MLCMB	25,000	—	45,650	—	28,634
i. StandChart	25,000	—	34,215	—	5,758
j. MLCMB	25,000	—	22,151	—	8,288
k. StandChart	25,000	—	18,022	6,853	—
l. StandChart	25,000	—	7,584	17,126	—
m. HSBC	25,000	—	7,286	6,666	—

Sub-total		16,550	222,264	127,362	64,310

Currency Forward Contracts:
n. GSCM (8)	10,000	—	—	—	—
o. StandChart	2,000	—	—	98	—
p. JPMorgan	3,000 or 6,000	—	—	257	—
q. StandChart (11)	1,500 or 3,000	—	—	—	—
r. JPMorgan (9)	3,000 or 6,000	—	—	—	—
s. StandChart (11)	1,500 or 3,000	—	—	—	—
t. GSCM (10)	10,000	—	—	—	—

Sub-total		—	—	355	—

Interest Rate Swap Contracts:
u. Barclays Capital, London (“Barclays”) (1)	50,000	—	—	—	—
v. HSBC (2)	25,000	—	—	—	—
w. ABN-Amro Bank N.V., London Branch (“ABN”) (5)	50,000	—	—	—	—
x. GSCM (6)	25,000	—	—	—	—
y. GSCM (7)	25,000	—	2,029	—	—

Sub-total		—	2,029	—	—

Total		16,550	224,293	127,717	64,310

(1)	contract entered into in February 2004 and terminated in April 2005
(2)	contract entered into in May 2004 and terminated in May 2005
(3)	contract entered into in August 2004 and terminated in May 2005
(4)	contract entered into in November 2004 and terminated in October 2005
(5)	contract entered into in January 2005 and terminated in May 2005
(6)	contract entered into in March 2006 and terminated in October 2006
(7)	contract entered into in July 2006 and terminated in June 2007
(8)	contract entered into in January 2007 and terminated in June 2007
(9)	contract entered into in May 2007 and terminated in August 2007
(10)	contract entered into in May 2007 and terminated in July 2007
(11)	contract entered into in May 2007 and settled in December 2007

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 15b), swap cost or income and termination cost or income amounting to (Rp44,209), (Rp438,774) and Rp68,023 in 2005, 2006 and 2007, respectively, were charged or credited to “Gain (Loss) on Changes in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid (Rp)
					2005	2006	2007
a.	StandChart Branch (“StandChart”)	April 23, 2004 - November 5, 2008	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	13,865	16,911	18,335
b.	GSCM (i)	August 9, 2004 - November 5, 2010	6-month U.S. dollar LIBOR plus 2.62%	Every May 5 and November 5	29,142	—	—
c.	JPMorgan (ii)	November 5, 2004 - November 5, 2010	5% of Rp225,000	Every May 5 and November 5	5,687	—	—
d.	GSI	May 13, 2005 -November 5, 2010	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (i) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (ii) the amount of US$11,750 on May 13, 2008	Every May 5 and November 5	34,979	61,885	61,572
e.	GSI	May 13, 2005 - November 5, 2010	4.30% of US$25,000	Every May 5 and November 5	5,642	9,689	9,866
f.	GSI	August 22, 2005 - June 22, 2012	3.28% of US$75,000	Every June 22 and December 22	12,180	22,995	22,873
g.	MLCMB	September 20, 2005 - June 22, 2012	2.99% of US$25,000	Every June 22 and December 22	3,640	6,892	6,793
h.	MLCMB	November 16, 2005 - June 22, 2012	5.50% of US$25,000	Every June 22 and December 22	1,265	12,677	12,495
i.	StandChart	January 11, 2006 - June 22, 2012	4.78% of US$25,000	Every June 22 and December 22	—	10,817	11,111
j.	MLCMB	March 1, 2006 - June 22, 2012	4.15% of US$25,000	Every June 22 and December 22	—	9,375	9,613
k.	StandChart	March 15, 2006 - June 22, 2012	3.75% of US$25,000	Every June 22 and December 22	—	6,685	8,717
l.	StandChart	May 12, 2006 - June 22, 2012	3.45% of US$25,000	Every June 22 and December 22	—	4,897	8,019
m.	HSBC	August 8, 2006 - November 5, 2010	4.00% of US$25,000	Every May 5 and November 5	—	2,278	9,214

(i)	On May 13, 2005, the Company early terminated this cross currency swap contract with GSCM. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$11,750 (equivalent to Rp111,508). The payment was made on May 16, 2005.
(ii)	On October 28, 2005, the Company early terminated this cross currency swap contract with JPMorgan. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,792), which was made on November 1, 2005.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

All cross currency swap contracts with GSI (contract Nos. d, e and f) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
n.	GSCM (iii)	January 2, 2007 - July 5, 2007	Rp8,955 to US$1	May 4, 2007, June 6, 2007 and July 5, 2007
o.	StandChart	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008
p.	JPMorgan	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008
q.	StandChart	May 1, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 4, 2007 to December 28, 2007
r.	JPMorgan (iv)	May 3, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 27, 2007 to December 28, 2007
s.	StandChart	May 4, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 8, 2007 to December 28, 2007
t.	GSCM (v)	May 10, 2007 - November 20, 2007	Rp8,790 to US$1	Every month starting August 20, 2007 to November 20, 2007

(iii)	On June 8, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$76 (equivalent to Rp688). The full settlement was received on June 12, 2007.
(iv)	On August 24, 2007, this contract was terminated and there was no cash flow that resulted from the termination pursuant to certain clauses of the contract.
(v)	On July 5, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$335 (equivalent to Rp3,014), which was subsequently received on July 10, 2007.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income Receipt Date	Amount of Swap Income Received (Rp)
					2005	2006	2007
u.	Barclays (vi)	February 10, 2004 - November 5, 2010	6-month U.S. dollar LIBOR plus 1.33%, in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR was to be located in the pre-determined semi-annual range	Every May 5 and November 5	—	—	—
v.	HSBC (vii)	May 7, 2004 - November 5, 2006	12-month U.S. dollar LIBOR plus 3.50%, in exchange for 7.75% per annum	Every November 5	9,174	—	—
w.	ABN-Amro Bank N.V., London Branch (“ABN”) (viii)	January 20, 2005 - November 5, 2008	6-month U.S. dollar LIBOR plus 3.15%, in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S. dollar LIBOR was located in the pre-determined ranges up to the termination date	November 5, 2005 and thereafter every May 5 and November 5	—	—	—
x.	GSCM (ix)	March 15, 2006 - June 22, 2012	4.90% of US$25,000 per annum, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012	Every March 22, June 22, September 22 and December 22	—	3,860	—
y.	GSCM (x)	July 18, 2006 - June 22, 2012	5.90% of US$25,000 per annum, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012	Every June 22 and December 22	—	1,390	1,386

(vi)	On April 15, 2005, the Company early terminated this interest rate swap contract with Barclays. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$3,880 (equivalent to Rp37,124), which was made on April 21, 2005.
(vii)	On May 12, 2005, the Company early terminated this interest rate swap contract with HSBC. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$1,060 (equivalent to Rp10,065), which was made on May 13, 2005.
(viii)	On May 12, 2005, the Company early terminated this interest rate swap contract with ABN. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$2,685 (equivalent to Rp25,494), which was made on May 13, 2005.
(ix)	On October 16, 2006, the Company early terminated this contract. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,498), which was made on October 20, 2006.
(x)	On June 22, 2007, GSCM took the early termination option for this contract.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a. As of December 31, 2007, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$458,336 and Rp3,406,043 (Note 37i).

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/ POs Already Issued	Amount of Contract/ POs Not Yet Served
June 29, 2007	Palapa D Satellite In-Orbit Delivery (“Palapa D Satellite”)	Thales Alenia Space	US$217,600	US$160,135
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co.KG.	US$73,981 and Rp423,201	US$57,555 and Rp371,089
April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$12,057 and Rp386,409	US$1,740 and Rp262,793
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$103,718 and Rp290,091	US$18,686 and Rp115,999
September 29, 2006	WCDMA/HSDPA Radio Access Network Development Project	PT Ericsson Indonesia and Ericsson AB	US$55,220 and Rp216,039	US$23,723 and Rp106,865
September 25, 2006	Single Intelligent Network	PT Ericsson Indonesia and Ericsson AB	US$67,091 and Rp92,364	US$37,423 and Rp17,992
July 28, 2005	Supply and Installation of PDH and SDH Microwave Radio Equipment for West Java, Central Java, Bali and Nusa Tenggara Islands	PT Alcatel Indonesia, Alcatel CIT and Alcatel Italy	US$13,702 and Rp183,617	US$1,379 and Rp102,192

b. On November 27, 2007, the Company signed two facility agreements with HSBC France and one facility agreement with HSBC Indonesia to finance its new telecommunications satellite. These combined export credit and commercial financing facilities consist of the following:

•

12-year COFACE Term Facility Agreement (“COFACE Facility”) amounting to US$157,243 to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the COFACE Premium. The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually.

•

12-year Sinosure Term Facility Agreement (“Sinosure Facility”) amounting to US$44,200 to finance the payment of 85% of the Launch Service Contract. The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•

9-year Commercial Facility Agreement amounting to US$27,037 to finance the construction and launch of the satellite and the payment of the Sinosure Premium in connection with the Sinosure Facility. The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually.

As of December 31, 2007, the Company has not yet utilized these facilities (Note 37e and l).

c. On November 1, 2007, the Company obtained a five-year credit facility from DBS with a maximum amount of Rp500,000. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of Certificates of Bank Indonesia plus 1.5%. The interest is payable quarterly.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

As of December 31, 2007, the Company has not yet utilized this facility (Note 37f).

d. On May 25, 2007, the Company and six other telecommunication operators signed a memorandum of understanding on the construction of national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunication operators has subsequently decided not to join the project.

On November 10, 2007, the Company and five other telecommunication operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

As of December 31, 2007, the Company has not made any payment for the project.

e. On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing Construction & Maintenance Agreement (“C&MA”). AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of December 31, 2007, the Company has paid the amount of US$583) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members in the proportions of their voting interests.

f. On January 23, 2007, the Company obtained a credit facility of US$10,000 or its IDR equivalent from StandChart to fund the Company’s short-term working capital needs. The credit facility is a revolving loan that will be available until December 31, 2007. After the full amount of the facility is drawn, this credit facility continues to become available for a period of one up to six months that can be further extended. The revolving loan bears interest at SIBOR plus 1.25% per annum, and at the prevailing annual rate of one-month Certificates of Bank Indonesia plus 1.70% per annum for the portions of the revolving loan denominated in U.S. dollar and rupiah, respectively.

As of December 31, 2007, the Company has not utilized this facility and is still in the process of extending such facility agreement (Note 37h).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

g. The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology.

h. On August 25, 2005, the Company obtained facilities from Deutsche Bank AG (Jakarta Branch) to finance the Company’s general working capital. The facilities consist of the following:

•

Loan facility amounting to Rp25,000, which can be drawn as advances with a minimum amount of Rp100 for each advance. Each advance matures within a maximum period of six months and bears interest as follows:

•	The interest on each advance with maturity of three months or less shall be payable at 1.7% per annum over Certificates of Bank Indonesia rates.

•	The interest on each advance with maturity of over three months but less than six months is payable at 2.5% per annum over three-month Certificates of Bank Indonesia rates.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG (Jakarta Branch) for the issuance of bank guarantee.

The facilities expired on November 30, 2005 and were extended for 12 months. The facilities shall be automatically extended for further 12-month periods upon expiration, unless early notification of non-extension is made in writing.

As of December 31, 2007, the facilities have not been terminated and the Company has not utilized these facilities.

i. On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the maturity date to February 28, 2008. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp16,000). Interest will be charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$5,000 (including revolving loan denominated in rupiah amounting to Rp40,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest will be charged on daily balances at 3% per annum and 6% per annum below the HSBC Term Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

Based on the loan facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The Company also obtained treasury facilities from HSBC as follows:

•

Currency swap limit (weighted) amounting to US$7,000 to facilitate the Company’s requirement for hedging genuine foreign currency and international rate exposure through currency swap and/or interest rate swap with a maximum maturity of 5 years.

•

Exposure risk limit (weighted) amounting to US$3,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot and forward transactions with a maximum maturity of 3 months.

Subsequent to the above-mentioned May 14, 2007 amendment, the treasury facilities from HSBC were amended to become exposure risk limit (weighted)/facility foreign exchange option (“FX option”) totalling US$21,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot, forward, currency swap and interest rate swap transactions with maximum maturity of 5 years, and FX option with a maximum maturity of 1 year.

As of December 31, 2007, the Company has not utilized the facilities.

j. Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, of the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (for a maximum period of 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. However, on December 1, 2003, the MOF through its letter No. S-6287/LK/2003 increased the penalty for the dividend from the Company’s net income in 2000 from Rp38,096 to Rp42,902.

In 2006, the Company accrued the penalty in the amount of Rp20,633 (Note 14) representing its estimate of the penalty it will pay to the Government and pertaining to the dividend from the Company’s 1999 net income.

Based on its letter No. S-416/MK.02/2007 dated September 12, 2007, the MOF decided to release the Company from its obligation to pay penalty for late payment of dividend declared from its 2000 net income and required the Company to pay immediately the penalty for late payment of dividend declared from its 1999 net income amounting to Rp20,633.

On September 24, 2007, the Company paid the penalty amounting to Rp20,633.

k. In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company managed funds from the members of the consortium for upgrading the APCN cable.

The funds received from the sale of IRU and DUC, OCU services and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts. On April 25, 2005, the Company was discharged as the CBP.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

As of December 31, 2007, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,249. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

l. Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the Land Transfer Agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the seventh amendment agreement dated November 8, 2007. Transponder lease expense charged to operations amounting to Rp8,025, Rp7,083 and Rp16,399 in 2005, 2006 and 2007, respectively, is presented as part of “Operating Expenses—Cost of Services” in the consolidated statements of income.

31. TARIFF SYSTEM

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

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061(SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the Ministry of Communications and Information Technology, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

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

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1. Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

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

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the Ministry of Tourism, Posts and Telecommunications were subsequently superseded by Regulation

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the Ministry of Communications and Information Technology regarding basic telephony tariff for cellular mobile network service.

Under the new regulation, the cellular tariffs consist of the following:

•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee

The cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has a revenue of more than 25% of total industry revenue for a certain segment.

As of December 31, 2007, the Company has fully adopted the new cellular tariff system.

c. Fixed telecommunication services

In February 2006, the Ministry of Communications and Information Technology released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

As of December 31, 2007, the Company has fully adopted the new fixed telecommunication tariff system.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b. Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

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

e. Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged—Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 33).

f. Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2. Universal Service Obligation (“USO”)

On September 30, 2005, the Ministry of Communications and Information Technology issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunication operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debt and interconnection charges) for USO development.

The Ministry of Communications and Information Technology also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

Currently, all operators and the Government are working together to amend the USO tariff. However, as of December 31, 2007, such amendment has not yet been finalized.

3. Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the Ministry of Communications which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the Ministry of Communications and Information Technology (Note 33).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government. The Directorate General of Posts and Telecommunications issued Decree No. 278/DIRJEN/2006 on August 4, 2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel).

The decree has been implemented since January 1, 2007 as agreed by all operators and approved by the Government.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. INTERCONNECTION AGREEMENTS

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1. Telkom

The following are significant interconnection agreements/transactions with Telkom:

a. Fixed telecommunication services

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

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

b. Cellular Services

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

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007.

2. PT Excelkomindo Pratama or “Excelcom”, Komselindo and Telkomsel

The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

The latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on July 1, 2004. The Company (including Satelindo and IM3 until they were merged—Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Komselindo and Excelcom, respectively, applying the new interconnection rates under cost-based regime effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the Ministry of Communications and Information Technology (Note 32).

Net interconnection revenues (charges) from (to) the operators are as follows:

	2005	2006	2007
Telkom	594,523	399,122	449,730
Excelcom	(30,239)	(34,675)	25,341
Komselindo	3,432	2,028	11,728
Telkomsel	29,932	(50,782)	5,405

Net revenues	597,648	315,693	492,204

34. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of December 31, 2007 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

	Amount in U.S. Dollar	Equivalent Rupiah *
Assets:
Cash and cash equivalents	207,702	1,950,942
Accounts receivable
Trade	98,651	926,629
Others	1,250	11,741
Derivative assets	13,597	127,717
Other current assets	332	3,116
Due from related parties	2,351	22,083
Non-current assets—others	1,230	11,553

Total assets	325,113	3,053,781

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount in U.S. Dollar	Equivalent Rupiah *
Liabilities:
Accounts payable—trade	21,649	203,347
Procurement payable	423,215	3,975,258
Accrued expenses	22,164	208,186
Deposits from customers	1,941	18,232
Derivative liabilities	6,847	64,310
Other current liabilities	34	319
Due to related parties	2	17
Loans payable (including current maturities)	34,773	326,621
Bonds payable (including current maturities)	550,000	5,166,150
Other non-current liabilities	36,401	341,916

Total liabilities	1,097,026	10,304,356

Net liabilities position	771,913	7,250,575

*	translated using the prevailing exchange rate at balance sheet date

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Segment Total
Income
Operating income	2,639,498	615,091	397,328	3,651,917
Interest income				215,103
Gain on sale of investment in associated company				14,625
Gain on sale of other long-term investments—net				1,204
Equity in net income of associated company				86
Financing cost				(1,264,764)
Income tax expense				(697,924)
Amortization of goodwill				(226,352)
Loss on foreign exchange—net				(79,932)
Loss on change in fair value of derivatives—net				(44,209)
Others—net				85,117

Income before minority interest in net income of subsidiaries				1,654,871

Other Information
Segment assets	28,303,265	1,149,005	3,269,091	32,721,361
Unallocated assets				6,410,391
Inter-segment assets elimination				(6,344,619)

Assets—net				32,787,133

Segment liabilities	19,857,524	904,541	960,832	21,722,897
Unallocated liabilities				2,142,746
Inter-segment liabilities elimination				(5,393,838)

Liabilities—net				18,471,805

Capital expenditure	6,330,401	306,349	661,197	7,297,947
Depreciation and amortization	2,431,356	214,206	434,643	3,080,205

2006
Operating revenues
Revenues from external customers	9,227,537	1,109,281	1,902,589	12,239,407
Inter-segment revenues	(222,650)	222,650	318,119	318,119

Total operating revenues	9,004,887	1,331,931	2,220,708	12,557,526
Inter-segment revenues elimination				(318,119)

Operating revenues—net				12,239,407

Income
Operating income	2,291,923	627,611	479,125	3,398,659
Gain on foreign exchange—net				304,401
Interest income				212,823
Financing cost				(1,248,899)
Income tax expense				(576,107)
Loss on change in fair value of derivatives—net				(438,774)
Amortization of goodwill				(226,507)
Equity in net loss of associated company				(238)
Others—net				21,202

Income before minority interest in net income of subsidiaries				1,446,560

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Major Segments			Segment Total
	Cellular	Fixed Telecommunication	MIDI
Other Information
Segment assets	30,550,224	1,552,003	3,738,044	35,840,271
Unallocated assets				4,520,191
Inter-segment assets elimination				(6,131,804)

Assets—net				34,228,658

Segment liabilities	19,665,806	760,291	931,646	21,357,743
Unallocated liabilities				2,633,240
Inter-segment liabilities elimination				(4,964,070)

Liabilities—net				19,026,913

Capital expenditure	5,961,152	366,718	593,458	6,921,328
Depreciation and amortization	2,967,185	182,702	503,379	3,653,266
2007
Operating revenues
Revenues from external customers	12,752,496	1,567,415	2,168,584	16,488,495
Inter-segment revenues	(205,765)	205,765	364,192	364,192

Total operating revenues	12,546,731	1,773,180	2,532,776	16,852,687
Inter-segment revenues elimination				(364,192)

Operating revenues—net				16,488,495

Income
Operating income	3,438,770	661,039	419,795	4,519,604
Interest income				232,411
Gain on change in fair value of derivatives—net				68,023
Financing cost				(1,428,604)
Income tax expense				(859,517)
Amortization of goodwill				(226,507)
Loss on foreign exchange—net				(155,315)
Others—net				(79,996)

Income before minority interest in net income of subsidiaries				2,070,099

Other Information
Segment assets	35,594,557	1,667,532	4,923,560	42,185,649
Unallocated assets				9,715,950
Inter-segment assets elimination				(6,596,513)

Assets—net				45,305,086

Segment liabilities	27,859,412	989,627	1,278,614	30,127,653
Unallocated liabilities				3,821,202
Inter-segment liabilities elimination				(5,188,499)

Liabilities—net				28,760,356

Capital expenditure	8,382,846	428,278	915,273	9,726,397
Depreciation and amortization	3,477,044	198,378	519,780	4,195,202

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36. ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies.

37. SUBSEQUENT EVENTS

a. On January 7, 2008, based on Decree No. 01/DIRJEN/2008 of the DGPT, the Company was granted an operating license as Internet Service Provider (Note 1a).

b. On January 9, 2008, the Company was also granted operating licenses as follows:

•

Based on Decree No. 51/DIRJEN/2008 of the DGPT, the Company obtained an operating license for Internet Interconnection Services (Network Access Point/NAP). This license replaces the previous license given to Satelindo.

•

Based on Decree No. 52/DIRJEN/2008 of DGPT, the Company obtained an operating license for Telephony Internet Services. This license replaces the previous license for VoIP with national coverage that expired in 2007 (Note 1a).

c. On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia, the Company obtained the approval for “Indosat m-wallet” prepaid cards as a new means of payment. The Company was also appointed as a special principal and technical acquirer for such prepaid cards.

d. On January 17, 2008, the Company entered into an agreement for Joint Shore End Cable Operations in Singapore with Telkom and AAG parties. Based on the agreement, the Company has committed to invest US$4,535 for this project.

e. On January 28, 2008, the Company made the first loan drawdown amounting to US$44,863 from its COFACE Facility from HSBC (Note 30b).

f. On January 31, 2008, the Company drew down in full the five-year credit facility from DBS (Note 30c).

g. On February 6, 2008, the Company informed the Capital Market and Financial Institutions Supervisory Agency (Bapepam—LK) about its intention to purchase a portion of its Guaranteed Notes Due 2010 and Guaranteed Notes Due 2012 up to US$100,000 through a combination of the two notes but should not exceed more than 25% of the principal amount of either series of the notes.

h. On February 11, 2008, the Company terminated its credit facility from StandChart (Note 30f).

i. On February 18, 2008, the Company made the first registration to BAPEPAM-LK for its Sixth Bonds Year 2008 and Sukuk Ijarah Bonds 2008 totalling up to Rp1,500,000. The proceeds of these bonds are expected to be received by April 2008.

j. On February 18, 2008, the Company received the Decision Letter No. KEP-0067/WPJ.19/BD.05/2008 from the Tax Office which rejected the Company’s appeal on the tax correction on income tax article 26 for year 2004 (Note 13).

k. On February 28, 2008, the Company received the Decision Letter No.KEP-076/WJ.19/BD.05/2008 from the Tax Office which accepted the Company’s appeal on the tax correction on income tax article 23 for fiscal year 2005 (Note 13).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

l. On February 29, 2008, the Company made the second loan drawdown amounting to US$6,892 from its COFACE Facility from HSBC (Note30b).

m. On March 17, 2008, the Company signed the amendment to agreements with the trustee and underwriters pertaining to the release of its Sixth Bonds Year 2008 and Sukuk Ijarah Bonds 2008 totalling Rp1,650,000 with details as follows:

•	Bonds VI, Series A amounting to Rp760,000 ( 5-year interest rate of 10.25% per annum)

•	Bonds VI, Series B amounting to Rp320,000 (7-year interest rate of 10.80% per annum)

•	Sukuk Ijarah Bonds 2008 amounting to Rp570,000 (5-year quarterly fixed Ijarah return of Rp14,606).

n. On March 17, 2008, MOCIT issued Ministerial Decree No.02/PER/M.KOMINFO/2008 about Guidelines on Construction and Use of Shared Telecommunications Towers. All tower providers, including telecommunications operators, have to share their towers and publish the availability of towers to be shared. Foreign capital investment is prohibited for tower construction and providing such service.

o. On March 29, 2008, the Company made the third loan drawdown amounting to US$5,265 from its COFACE Facility from HSBC (Note30b).

p. On April 1, 2008, the Company received the full drawdown amounting to US$27,037 from its 9-year Commercial Facility from HSBC (Note 30b). The loan was not received in full from HSBC Jakarta as disclosed in Note 30b since certain amount was already transferred to other lenders. The lenders of 9-year Commercial Facility consisted of HSBC Jakarta for US$13,537, PT Bank Lippo Tbk for US$10,000 and Bank of China Limited, Jakarta Branch for US$3,500.

q. On April 9, 2008, the Company received the proceeds from its Sixth Bonds Year 2008 and Sukuk Ijarah III Year 2008 totalling Rp1,650,000.

r. On April 10 and 15, 2008, the Company received notifications from HSBC France regarding the change in the amount of loan drawdown (from first drawdown to third drawdown) on its COFACE Facility from US$57,020 to US$56,964 as a result of COFACE premium reduction of US$56.

s. On April 11, 2008, the Company signed a US$200,000 syndicated term loan facility with ING Bank N.V. and DBS Bank Ltd. to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and Guaranteed Notes Due 2012, and (iii) general working capital requirements. The loan will mature after five years from the signing date of the loan agreement.

t. On April 11, 2008, DGPT approved the RIO for dominant operators (PT Telkom, PT Telkomsel and PT Indosat), which requires all domestic operators to amend their interconnection agreements in line with the approved RIO.

u. On April 23, 2008, the Company made the first loan drawdown amounting to US$17,160 from its SINOSURE Facility from HSBC - France.

v. On April 23, 2008, the Company entered into an interest swap contract with HSBC - Jakarta with a notional amount of US$27,037. Based on the contract, the Company agreed to pay interest computed at a semi-annual fixed rate of 5.42% starting April 1, 2008 to November 27, 2016 in exchange for a 6-month U.S. dollar LIBOR plus 1.45% per annum.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

w. On April 23, 2008, the Company entered into an interest swap contract with HSBC - Jakarta with a notional amount of US$44,200. Based on the contract, the Company agreed to pay interest computed at a fixed rate of 4.82%, in predetermined interval, starting from April 23, 2008 up to September 29, 2019 in exchange for a month U.S. dollar LIBOR plus 0.35% per annum.

x. As of April 28, 2008, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,239 to US$1 (in full amounts), while as of December 31, 2007, the prevailing exchange rate was Rp9,393 to US$1 (in full amounts). Using the exchange rate as of April 28, 2008, the Companies earned foreign exchange gain amounting to approximately Rp118,875 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2007 (Note 34).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2007 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2007 as disclosed in Note 30a are approximately Rp4,234,566 if translated at the prevailing exchange rate as of April 28, 2008.

38. RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2006 consolidated balance sheet which have been reclassified to Goodwill and Other Intangible Assets to conform with the presentation of accounts in the 2007 consolidated balance sheet:

As Previously Reported	Amounts
Property and Equipment—carrying value	(203,049)
Property and Equipment—accumulated depreciation	158,667

Following are the accounts in the 2005 and 2006 consolidated statements of income which have been reclassified to Operating Expenses—Cost of Services to conform with the presentation of accounts in the 2007 consolidated statement of income:

	Amounts
As Previously Reported	2005	2006
Operating expenses—compensation to telecommunication carriers and service providers	408,411	369,704
Operating expenses—maintenance	614,595	585,158
Operating expenses—leased circuits	142,210	180,168
Operating expenses—other cost of services	1,461,729	1,569,143

39. REVISED SAK

The following summarizes the revised SAK which were recently issued by the Indonesian Institute of Accountants:

•

SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

classification of related interests, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. SAK 50 (Revised 2006) supersedes SAK 50, “Accounting for Certain Investments in Securities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

•

SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others. SAK 55 (Revised 2006) supersedes SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

•

SAK 13 (Revised 2007), “Investment Property”, shall be applied in the recognition, measurement and disclosure of investment property. This SAK applies to, among others, the measurement in a lessee’s financial statements of investment property interests held under a lease accounted for as a finance lease and to the measurement in a lessor’s financial statements of investment property provided to a lessee under an operating lease. This SAK permits the entity to choose either the cost model or fair value model to be applied to all its investment property. SAK 13 (Revised 2007) supersedes SAK 13 (1994), “Accounting for Investments”, and is effective for financial statements covering the periods beginning on or after January 1, 2008.

•

SAK 16 (Revised 2007), “Fixed Assets”, prescribes the accounting treatment for property, plant and equipment to enable the financial statements users to discern information about an entity’s investment in its property, plant and equipment and the changes in such investment. This SAK provides for, among others, the recognition of the assets, determination of their carrying amounts and related depreciation and impairment losses. Under this SAK, an entity shall choose either the cost model or revaluation model to account for its property, plant and equipment. SAK 16 (Revised 2007) supersedes SAK 16 (1994), “Fixed Assets and Other Assets”, and SAK 17 (1994), “Accounting for Depreciation”, and is effective for financial statements beginning on or after January 1, 2008.

•

SAK 30 (Revised 2007), “Leases”, prescribes for lessees and lessors, the appropriate accounting policies and disclosures to apply in relation to leases. This SAK provides for the classification of leases based on (a) the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee, and (b) the substance of the transaction rather than the form of the contract. SAK 30 (Revised 2007) supersedes SAK 30 (1990), “Accounting for Leases”, and is effective for financial statements beginning on or after January 1, 2008.

The Companies have not adopted these SAKs. The Companies are currently studying them and have not yet determined the related effects on the consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

40. NEW GOVERNMENT REGULATION

On December 28, 2007, the President of the Republic of Indonesia and the Minister of Law and Human Rights signed the Government Regulation No. 81/2007 (PP No. 81/2007) on “Reduction of the Rate of Income Tax on Resident Corporate Taxpayers in the Form of Publicly-listed Companies”. This regulation provides that resident publicly-listed companies in Indonesia can obtain the reduced income tax rate which is 5% lower than the highest income tax rate under Article 17 paragraph 1 (b) of the Income Tax Law, provided they meet the prescribed criteria, i.e., companies whose shares or other equity instruments are listed in the Indonesian stock exchanges, whose shares owned by the public are 40% or more of the total paid shares and such shares are owned by at least 300 parties, each party owning less than 5% of the total paid-up shares. These requirements should be fulfilled by the publicly-listed companies for a period of six months in one tax year. As of December 31, 2007, the Company does not expect to meet the required criteria to avail of the lower income tax rate (Note 18), and has therefore, not applied this reduced tax rate to its deferred tax assets and liabilities.

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Companies prepared their consolidated financial statements in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). The Companies have prepared the following information, in this note and Note 42, to present the nature and effect on net income and stockholders’ equity of the differences between Indonesian GAAP and U.S. GAAP. Additional U.S. GAAP disclosures are made in Note 43.

a. Interest Capitalizable to Properties under Construction and Installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e., properties under construction and installation) is that the interest should be attributable to the qualifying asset. The capitalization of a parent company’s interest expense related to a subsidiary’s asset is not allowed under Indonesian GAAP. The Companies did not capitalize the interest incurred on its debt, the proceeds of which were not used to acquire qualifying assets.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

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

d. Capitalization of Foreign Exchange Losses—Net of Gain

Under Indonesian GAAP, foreign exchange losses—net of foreign exchange gain on borrowings used to finance construction of a qualifying asset should be capitalized. Capitalization of net foreign exchange losses ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

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

f. Pension Plan

Under Indonesian GAAP, the Companies follow SAK 24 (Revised 2004) (Note 2p). In accordance with SAK 24 (Revised 2004), there was no transition obligation at the initial adoption of the SAK since it was adjusted to the beginning retained earnings of the earliest prior period presented, and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, starting 2006, the Companies adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which amended SFAS Nos. 87, 88, 106 and 132 (R). In accordance with SFAS No. 158, a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also should recognize as a component of other

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of the adoption of this standard that were not previously recognized as components of net periodic pension cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”. SFAS No. 158 does not change the determination of net periodic pension cost under SFAS No. 87. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service lives of the employees.

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

Starting 2006, the Companies adopted SFAS No. 158 under which a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of the adoption of this standard that were not previously recognized as components of net periodic benefit cost.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

42. RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS’ EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2005, 2006 and 2007 and to stockholders’ equity as of December 31, 2006 and 2007 to reconcile the net income and stockholders’ equity under Indonesian GAAP to U.S. GAAP:

	2005	2006	2007
	Rp	Rp	Rp	US$ (Note 3)
Net income presented in the consolidated financial statements prepared under
Indonesian GAAP	1,623,481	1,410,093	2,042,043	217,400
U.S. GAAP adjustments
Increase (decrease) due to:
Capitalization of interest expense	258,876	326,314	488,199	51,975
Amortization of goodwill	226,348	226,348	226,348	24,098
Deferred connection fees—net of recognized amounts	54,119	43,599	10,828	1,153
Minority interest	13,075	(1,260)	49	5
Deferred income tax effect of U.S. GAAP adjustments	(96,116)	(151,979)	(192,117)	(20,453)
Depreciation	(198,267)	(47,242)	(77,387)	(8,239)
Amortization of landrights	(10,925)	(12,422)	(14,558)	(1,550)
Net periodic pension cost	(18,929)	(7,424)	(5,924)	(631)
Net periodic postretirement benefit cost	(1,344)	(155)	(1,334)	(142)
Capitalization of net foreign exchange losses	—	(33,207)	—	—
Equity in net income of associated companies	28,996	—	—	—
Others	(3,761)	(1,636)	(337)	(36)

Net adjustments	252,072	340,936	433,767	46,180

Net income in accordance with U.S. GAAP	1,875,553	1,751,029	2,475,810	263,580

Basic earnings per share	357.03	323.99	455.62	0.05

Diluted earnings per share	353.27	321.94	455.62	0.05

Basic earnings per ADS (50 B shares per ADS)	17,851.36	16,199.28	22,781.01	2.43

Diluted earnings per ADS	17,663.52	16,097.23	22,781.01	2.43

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2006	2007
	Rp	Rp	US$ (Note 3)
Stockholders’ equity presented in the consolidated financial statements prepared under Indonesian GAAP	15,201,745	16,544,730	1,761,389

U.S. GAAP adjustments Increase (decrease) due to:
Amortization of goodwill	1,596,219	1,822,566	194,034
Capitalization of interest expense	1,034,967	1,523,166	162,160
Deferred tax impact of U.S. GAAP adjustments	(709,411)	(862,531)	(91,827)
Accrued postretirement benefit liability	(253,272)	(396,021)	(42,161)
Prepaid pension	(150,821)	(142,349)	(15,155)
Amortization of landrights	(75,894)	(90,451)	(9,630)
Capitalization of foreign exchange losses—net of gain	(60,063)	(60,063)	(6,394)
Deferred connection fees—net of amortization	(48,143)	(37,315)	(3,973)
Preacquisition income	(14,303)	(14,303)	(1,523)
Accumulated depreciation	64,895	(12,492)	(1,330)
Minority interest	(5,245)	(5,196)	(553)
Reversal of deferred tax liabilities on difference in transactions of equity changes in Satelindo and Bimagraha as a result of merger	(1,293)	(1,293)	(137)
Others	(4,587)	(7,895)	(840)

Net adjustments	1,373,049	1,715,823	182,671

Stockholders’ equity in accordance with U.S. GAAP	16,574,794	18,260,553	1,944,060

43. ADDITIONAL U.S. GAAP DISCLOSURES

The following information is presented on the basis of U.S. GAAP:

a. Significant Captions of Consolidated Balance Sheets

	2006	2007
Current assets	5,861,417	11,126,487
Non-current assets	31,129,511	37,713,637

Total assets	36,990,928	48,840,124

Current liabilities	6,864,243	11,707,500
Non-current liabilities	13,350,010	18,574,750

Total liabilities	20,214,253	30,282,250

Minority interest	201,881	297,321
Stockholders’ equity	16,574,794	18,260,553

Total liabilities and stockholders’ equity	36,990,928	48,840,124

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b. Valuation and Qualifying Accounts

The following summarizes the activities in the Companies’ valuation and qualifying accounts:

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Effect of Foreign Exchange Adjustments	Balance at End of Year
2005
Allowance for doubtful accounts:
Accounts receivable Others	39,728	2,549	(8,237)[a]	535	34,575
Due from related parties	23,089	(280)	(21,714)[a]	658	1,753
Valuation allowance—deferred tax assets	52,232	(14,912)	(32,612)[b]	—	4,708

Total	115,049	(12,643)	(62,563)	1,193	41,036

2006
Allowance for doubtful accounts:
Accounts receivable
Others	34,575	(2,069)	(15,175)[a]	(759)	16,572
Due from related parties	1,753	1,037	—	5	2,795
Valuation allowance—deferred tax assets	4,708	—	(3,068)[c]	—	1,640

Total	41,036	(1,032)	(18,243)	(754)	21,007

2007
Allowance for doubtful accounts:
Accounts receivable Others	16,572	266	—	402	17,240
Due from related parties	2,795	(562)	—	24	2,257
Valuation allowance—deferred tax assets	1,640	—	—	—	1,640

Total	21,007	(296)	—	426	21,137

a	deduction of allowance for doubtful accounts due to write-off of receivable
b	deduction of valuation allowance for deferred tax assets due to sale of investment in subsidiary
c	deduction of valuation allowance for deferred tax assets due to expiration of net operating loss carryover

c. Statements of Comprehensive Income

Shown below are the Statements of Comprehensive Income for the years ended December 31, 2005, 2006 and 2007:

	2005	2006	2007
Net income	1,875,553	1,751,029	2,475,810
Other comprehensive income:
Foreign currency translation—net of income taxes of (Rp86) in 2005, (Rp18) in 2006 and Rp2,570 in 2007	(201)	(46)	5,995
Change in retirement benefits recorded in other comprehensive income—net of tax of (Rp38,997) in 2007 (Notes 41f and 41h)	—	—	(90,991)

Net Comprehensive Income	1,875,352	1,750,983	2,390,814

As of December 31, 2007, the accumulated other comprehensive loss amounted to Rp481,647 under U.S. GAAP.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

d. Pension and Other Postretirement Benefits

Starting 2006, the Companies adopted the recognition and disclosure provisions of SFAS 158 that require the Companies to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the pension plan and postretirement benefit plan in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS 87 and SFAS 106, all of which were previously netted against the plan’s funded status in the Companies’ consolidated balance sheet pursuant to the provisions of SFAS 87 and SFAS 106. Subsequently, these amounts will be recognized as net periodic benefit cost pursuant to the Companies’ historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Subsequently, these amounts will be recognized as part of the net periodic benefit cost on the same basis as the amount recognized in the accumulated other comprehensive income at adoption of SFAS 158.

The composition of the cost for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Defined Benefit Pension Plan
Interest cost	54,750	63,650	63,417
Service cost	26,354	37,660	38,801
Net amortization	10,957	7,425	15,579
Expected return on plan assets	(69,957)	(71,136)	(64,607)

Net periodic pension cost	22,104	37,599	53,190

Other Postretirement Benefits
Interest cost	46,333	48,579	103,427
Service cost	29,890	39,248	49,154
Net amortization	25,161	18,512	17,577
Additional benefits due to early retirement	—	1,167	—

Total periodic other postretirement cost	101,384	107,506	170,158

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Amounts recognized in accumulated other comprehensive loss at December 31, 2006 and 2007 consist of:

	2006	2007
Defined Benefit Pension Plan
Unrecognized transition obligation	753	68
Unrecognized prior service costs	3,023	6,668
Unrecognized net actuarial losses	273,877	256,519

Total	277,653	263,255
Less deferred taxes	83,296	78,977

Net	194,357	184,278

Other Postretirement Benefits
Unrecognized transition obligation	1,046	780
Unrecognized prior service costs	79,644	68,397
Unrecognized net actuarial losses	208,561	364,460

Total**	289,251	433,637
Less deferred taxes	86,775	130,091

Net	202,476	303,546

Total	396,833	487,824

**	Other postretirement benefits, i.e., housing allowances and Labor Law 13 benefits, are included in “Others” in Note 42. Accumulated other comprehensive loss related to housing allowances and Labor Law 13 benefits amounted to Rp21,410 and Rp24,381 as of December 31, 2006 and 2007, respectively.

The transition obligation, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2007 and expected to be recognized in net periodic pension cost for the year ending December 31, 2008 are as follows:

	Defined Benefit Pension Plan	Other Postretirement Benefits	Total
Transition obligation	68	266	334
Prior service costs	432	11,247	11,679
Net actuarial losses	13,467	17,600	31,067

Total	13,967	29,113	43,080
Less deferred taxes	4,190	8,734	12,924

Net	9,777	20,379	30,156

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The reconciliation of projected benefit obligation and fair value of plan assets for the years ended December 31, 2006 and 2007, and the accumulated benefit obligation as of December 31, 2006 and 2007 are as follows:

	2006	2007
Defined Benefit Pension Plan
Funded Status
Projected Benefit Obligation
Balance at beginning of year	498,401	644,903
Interest cost	63,649	63,417
Service cost	37,660	38,801
Prior service cost	—	4,078
Benefit payments	(58,600)	(64,813)
Actuarial (gain) loss on obligation	103,793	(14,241)

Balance at end of year	644,903	672,145

Fair Value of Plan Assets
Balance at beginning of year	718,259	727,656
Actual return on plan assets	61,362	53,262
Employer’s contributions	9,999	17,842
Benefit payments	(61,964)	(67,973)

Balance at end of year	727,656	730,787

Funded Status at End of Year	82,753	58,642

Accumulated Benefit Obligation	372,381	373,463

As of December 31, 2006 and 2007, the overfunded status of the defined benefit pension plan amounting to Rp82,753 and Rp58,642, respectively, is recognized in the statement of financial position as prepaid pension (current asset) of Rp1,882 and Rp2,260, respectively, and long-term prepaid pension of Rp80,871 and Rp56,382, respectively.

No plan assets are expected to be returned to the Companies during the year ending December 31, 2008.

	2006	2007
Other Postretirement Benefits
Unfunded Status
Projected Benefit Obligation
Balance at beginning of year	476,743	613,354
Actuarial loss on obligation	59,380	161,963
Interest cost	48,579	103,427
Service cost	39,248	49,154
Benefit payments	(10,596)	(22,233)

Unfunded Status at End of Year	613,354	905,665

Accumulated Benefit Obligation	545,029	824,795

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

As of December 31, 2006 and 2007, the underfunded status of the other postretirement benefit plan amounting to Rp613,354 and Rp905,665, respectively, is recognized in the statement of financial position as accrued expense (current liability) of Rp7,898 and Rp11,489, respectively, and long-term postretirement liability of Rp605,456 and Rp856,698, respectively, and also as a deduction to long-term receivables amounting to Rp37,478 in 2007.

e. Sales Taxes

In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) (“EITF 06-3”). EITF 06-3 addresses income statement classification and disclosure requirements of externally-imposed taxes on revenue-producing transactions. Task Force also concluded that entities should present these taxes in the consolidated statement of income on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB No. 22.

The Companies have presented revenues net of sales and value-added taxes in their consolidated statement of income based on the accounting policy consistently applied from the earliest period presented.

f. FIN 48

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

The Companies adopted the provisions of FIN 48 on January 1, 2007. Based on the analysis of all tax positions related to income taxes subject to FAS 109, the Companies determined that the implementation of FIN48 did not result to a tax liability for unrecognized tax benefit as of January 1, 2007 and there were no events that occurred during 2007 that would change that conclusion as of December 31, 2007. The Companies anticipate that it is reasonably possible that there will be no significant changes to their position in relation to unrecognized tax benefit in 2008.

For the year ended December 31, 2007, there have been no interest or penalties incurred in relation to corporate income taxes.

As of December 31, 2007, the Companies are subject to tax audits for tax years 2006 and 2007.

The Companies record interest and penalties for the underpayment of income tax, if any, in interest expense account and other expenses account, respectively, in the consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

g. Recent Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Moreover, a company should apply the statement prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied with limited exceptions that require retrospective application of the provisions.

The Companies are currently evaluating what effect, if any, the adoption of SFAS 157 will have on the Companies’ consolidated financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under the provisions of SFAS 159, a company may choose to account for financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

The Companies are currently evaluating what effect, if any, the adoption of SFAS 159 will have on the Companies’ consolidated financial statements.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”. SFAS 141 (R) still retains the fundamental requirements in SFAS 141—the acquisition method of accounting (called the purchase method) being used for all business combinations and an acquirer being identified for each business combination. Under the provisions of SFAS 141(R):

•

The acquirer should recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any non-controlling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the statement.

•

The acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) should recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141[R]).

•

The acquirer should recognize goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date and in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the fair values of the identifiable net assets acquired.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

The Companies are currently evaluating the effect, if any, the adoption of SFAS 141(R) will have on the Companies’ consolidated financial statements.

SFAS 160

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements”, which amends Accounting Research Bulletin 51, “Consolidated Financial Statements”. SFAS 160 (i) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, (ii) clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and (iii )changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.

Under SFAS 160, a parent company is required to:

•	Make disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest

•

Recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited.

The Companies are currently evaluating what effect, if any, the adoption of SFAS 160 will have on the Companies’ consolidated financial statements.

SFAS 161

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 161 requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows.

Under SFAS 161, an entity is required to provide:

•	Qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy

•	Information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

Years Ended December 31, 2005, 2006 and 2007

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•

Tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location and amounts of gains and losses on derivative instruments by type of contract

•	Disclosures about credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged.

The Companies did not early adopt SFAS 161 to their December 31, 2007 consolidated financial statements.

44. COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on April 28, 2008.