Form 20-F
period 2008-12-31
PT Indosat Tbk
filed 2009-04-15
CIK 929700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission file number: 1-3330

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

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2008, which was Rp10,950 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on April 7, 2009 was Rp11,380 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements,” as defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project,” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Form 20-F discloses, under “Item 3: Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

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

“churn rate”	the subscriber disconnections for a given period, determined by dividing the sum of voluntary and involuntary deactivations during the period by the average number of subscribers for the same period

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

“DLD”	Domestic Long-distance, long-distance telecommunications services within a country

“EDGE”

Enhanced Data GSM Environment, a faster version of the Global System for GSM wireless service designed to deliver data at rates of up to 384 Kbps, thereby enabling the delivery of multimedia and other broadband applications to mobile users

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

“FWA”	Fixed Wireless Access service, a limited mobility service that links to an area code

“Fixed Telecommunication”	also referred to as “fixed voice service” and includes IDD, DLD and fixed local service. This service also includes fixed wireless access service

“GPRS”

General Packet Radio Service, a standard for cellular communications which supports a wide range of bandwidths and is particularly suited for sending and receiving data, including e-mail and other high bandwidth applications

“GSM”

Global System for Mobile Communications, a digital cellular telecommunications system standardized by the European Telecommunications Standards Institute based on digital transmission and cellular network architecture with roaming in use throughout Europe, Japan and in various other countries

“HSDPA”	High-Speed Downlink Packet Access, a protocol for mobile telephone data transmission which allows downlink data transmission at speeds of eight to 10 Mbps

“IDD”	International Direct Dialing, a telecommunications service that allows a user to make international long-distance calls without using an operator

“interconnection”

practice of allowing a competing telecommunications operator to connect its network to the network or network elements of certain other telecommunications operators to enable the termination of traffic originated by customers of the competing telecommunications operator’s network to the customers of the other telecommunications operator’s network

“IPLC”	is an international private line circuit

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

“MPLS”

Multi-Protocol Label Switching, a data communication network platform technology that increases the efficiency of data traffic flow through a traffic management pattern that classifies data based on its application

“network infrastructure”

the fixed infrastructure equipment consisting of optical fiber cables, copper cables, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals from and to subscriber equipment and/or between wireless networks and fixed networks

“Node B”	a BTS for a 3G network

v

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

“RNC”	Radio Network Controllers, the controlling equipment in a 3G network that coordinates the operation of multiple Node B

“SIM” or “SIM card”	Subscriber Identity Module, the “smart” card designed to be inserted into a mobile handset containing all subscriber-related data such as phone numbers, service details and memory for storing messages

“SMS”	Short Message Service, a means to send or receive alphanumeric messages to or from mobile handsets

“VoIP”

Voice over Internet Protocol, a means of sending voice information using Internet protocol. The voice information is transmitted in discrete packets in digital form rather than the traditional circuit-committed protocols of the PSTN, thereby avoiding the tolls charged by conventional long-distance service providers

“VSAT”	Very Small Aperture Terminal, a relatively small satellite dish, typically 1.5 to 3.8 meters in diameter, placed at users’ premises and used for two-way data communications through satellite

“WAP”

Wireless Application Protocol, an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as e-mail, websites, financial information, online banking information, entertainment (infotainment), games and micro-payments

“x.25”	a widely used data packet-switching standard that has been partially replaced by frame relay services

PART I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial Data

The following table presents our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. This financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The year-end financial information is based upon our audited consolidated financial statements as of December 31, 2004, 2005, 2006, 2007 and 2008 and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. Our audited consolidated financial statements as of and for the years ended December 31, 2004 and 2005 were audited by Prasetio, Sarwoko & Sandjaja and for the years ended December 31, 2006, 2007 and 2008 have been audited by Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global.

In 2007, the Government adopted a new cost-based interconnection regime, replacing the previous revenue-sharing interconnection regime. Under this new regime, we now report operating revenues on a gross basis rather than on a net-based method. Under the net-based method, we recognized interconnection income net of interconnection expenses. Under the gross basis method, we recognize interconnection income in operating revenue and interconnection expenses in operating expenses. We have not restated our income statements for the prior period to reflect the gross basis, as the new cost-based regime only became effective from January 1, 2007 onwards.

Such audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia, or Indonesian GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Notes 39, 40 and 41 of our audited consolidated financial statements contained elsewhere herein, which provide a description of certain material differences between Indonesian GAAP and U.S. GAAP, as they relate to us and a reconciliation to the amount of U.S. GAAP net income for each of the years ended December 31, 2006, 2007 and 2008 and the amount of U.S. GAAP stockholders’ equity as of December 31, 2007 and 2008.

	For the years ended December 31,
	2004 Rp.	2005 Rp.	2006 Rp.	2007 Rp.	2008 Rp.	2008 US$(1)
	(Rp. in billions and US$ in millions, except per share and per ADS)
Income Statement Data:
Indonesian GAAP:
Operating revenues:
Cellular(2)	7,342.1	8,645.0	9,227.5	12,752.5	14,178.9	1,294.9
MIDI(2)	1,483.9	1,694.0	1,902.6	2,168.6	2,735.5	249.8
Fixed telecommunication	1,544.7	1,250.8	1,109.3	1,567.4	1,744.7	159.3
Other services	59.4	—	—	—	—	—

Total operating revenues	10,430.1	11,589.8	12,239.4	16,488.5	18,659.1	1,704.0

Total operating expenses	7,232.0	7,937.9	8,840.7	11,968.9	13,925.8	1,271.7
Operating income	3,198.1	3,651.9	3,398.7	4,519.6	4,733.3	432.3
Other income (expense):
Gain on sale of investment in associated company	286.2	14.6	—	—	—	—
Interest income	187.4	215.1	212.8	232.4	460.1	42.0
Gain on sale of other long-term investment	110.9	1.2	—	—	—	—
Gain (loss) on foreign exchange—net	(66.1)	(79.9)	304.4	(155.3)	(885.7)	(80.9)
Gain (loss) on change in fair value of derivatives—net	(170.5)	(44.2)	(438.8)	68.0	136.6	12.5
Amortization of goodwill	(226.3)	(226.4)	(226.5)	(226.5)	(227.3)	(20.8)
Financing cost	(1,097.5)	(1,264.8)	(1,248.9)	(1,428.6)	(1,858.3)	(169.7)
Others income (expense)—net	99.1	85.2	21.2	(80.0)	(33.6)	(3.1)

Total other income (expense)—net	(876.8)	(1,299.2)	(1,375.8)	(1,590.0)	(2,408.2)	(220.0)

Equity in net income of associated companies	61.5	0.1	(0.2)	—	—	—
Minority interest in net income of subsidiaries	(25.0)	(31.4)	(36.5)	(28.1)	(26.8)	(2.4)
Income tax expense—net	(724.6)	(697.9)	(576.1)	(859.5)	(419.8)	(38.3)
Net income	1,633.2	1,623.5	1,410.1	2,042.0	1,878.5	171.6
Weighted average number of shares outstanding	5,202,760,294	5,253,249,519	5,404,654,859	5,433,933,500	5,433,933,500	—
Operating income from operations per share	614.7	695.2	628.8	831.7	871.1	0.08
Diluted earning per share	313.6	309.0	258.8	375.8	345.7	0.03
Basic earnings per share(3)	313.9	309.0	260.9	375.8	345.7	0.03
Dividends declared per share(3)	154.23	149.32	129.75	187.90	—	—
Dividends declared per share (in US$)(3)(5)	0.016	0.017	0.014	0.017	—	—
Dividends declared per ADS (in US$)(3)(4)(5)	0.80	0.83	0.69	0.86	—	—
U.S. GAAP:(6)
Net income	1,924.8	1,875.6	1,751.0	2,475.8	2,740.2	250.2
Basic earnings per share(3)	370.0	357.0	324.0	455.6	504.3	0.05
Basic earnings per ADS(3)(4)	18,497.5	17,851.4	16,199.3	22,781.0	25,213.4	2.30
Diluted earnings per share	369.6	353.3	321.9	455.6	504.3	0.05
Diluted earnings per ADS	18,481.0	17,663.5	16,097.2	22,781.0	25,213.4	2.30

	As of December 31,
	2004 Rp.	2005 Rp.	2006 Rp.	2007 Rp.	2008 Rp.	2008 US$(1)
	(Rp. in billions and US$ in millions)
Balance Sheet Data:
Indonesian GAAP:
Assets
Current assets	6,573.1	7,527.0	5,665.4	10,794.1	9,659.8	882.2
Due from related parties	48.0	30.4	23.3	56.5	42.5	3.9
Deferred tax assets—net	33.2	44.2	46.6	87.1	68.4	6.3
Long-term investments	135.3	3.2	8.8	3.0	3.4	0.3
Property and equipment—net	17,243.2	21,564.8	24,918.6	30,572.9	38,394.1	3,506.3
Goodwill and other intangible assets—net	3,012.6	2,682.6	2,689.8	2,350.5	2,064.7	188.6
Other non-current assets	827.1	934.9	876.2	1,441.1	1,460.4	133.3

Total assets	27,872.5	32,787.1	34,228.7	45,305.1	51,693.3	4,720.9

Liabilities
Current liabilities	4,492.8	5,431.4	6,803.2	11,658.6	10,675.2	974.9
Due to related parties	39.1	16.6	29.4	64.9	14.7	1.4
Deferred tax liabilities—net	489.1	865.7	1,244.5	1,482.2	1,305.2	119.2
Loans payable	1,588.1	1,308.8	1,504.8	4,249.0	10,812.2	987.4
Bonds payable	7,524.1	10,161.9	8,734.0	10,088.7	10,315.6	942.1
Other non-current liabilities	390.3	511.8	510.4	919.6	871.9	79.6

Total liabilities	14,523.4	18,296.1	18,826.3	28,463.0	33,994.8	3,104.6

Net assets	13,349.0	14,491.0	15,402.4	16,842.5	17,698.6	1,616.3
Minority interest	164.5	175.7	200.6	297.4	288.9	26.4
Capital stock	528.5	535.6	543.4	543.4	543.4	49.6
Stockholders’ equity	13,184.6	14,315.3	15,201.8	16,544.7	17,409.6	1,589.9
Total liabilities and stockholders’ equity	27,872.5	32,787.1	34,228.7	45,305.1	51,693.3	4,720.9
Number of outstanding shares	5,285,308,500	5,356,174,500	5,433,933,500	5,433,933,500	5,433,933,500	—
U.S. GAAP:(6)
Total assets	30,045.1	35,414.4	36,990.9	48,840.1	56,620.0	5,170.8
Total stockholders’ equity	14,295.0	15,744.3	16,574.8	18,260.6	20.441.1	1,866.8

	As of or for the year ended December 31,
	2004	2005	2006	2007	2008
Operating Data:(7)
Percentage increase (decrease) from prior period:
Operating revenues	26.74%	11.12%	5.6%	34.7%	13.2%
Operating income	36.21	14.19	(6.9)	33.0	4.7
Net income	(73.15)	(0.60)	(13.1)	44.8	(8.0)
Total assets	6.96	17.63	4.4	32.4	14.1
Total stockholders’ equity	9.51	8.58	6.2	8.8	5.2
Operating ratios (expressed as a percentage):
Operating income to operating revenues	30.66	31.51	27.77	27.41	25.37
Operating income to stockholders’ equity	24.26	25.51	22.36	27.32	27.19
Operating income to total assets	11.47	11.14	9.93	9.98	9.16
Net profit margin	15.66	14.01	11.52	12.38	10.07
Return on equity	12.39	11.34	9.28	12.34	10.79
Return on assets	5.86	4.95	4.12	4.51	3.6
Financial ratios (expressed as a percentage):
Current ratio	146.30	138.58	83.28	92.59	90.49
Debt to equity ratio	72.03	87.34	75.13	100.89	125.00
Total liabilities to total assets	52.11%	55.80%	55.00%	62.83%	65.76%

(1)	Translated into U.S. dollars based on a conversion rate of Rp10,950 = US$1.00, the Indonesian Central Bank Rate on December 31, 2008. See “—Exchange Rate Information” below.
(2)

Beginning in the fourth quarter of 2008, we reclassified sales of wireless broadband modems and usage of wireless broadband data communications from MIDI services into our cellular services business segment and began recording such revenue as cellular services operating revenue.

(3)

Basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Indonesian rupiah and U.S. dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the weighted average number of shares outstanding, after considering the effect of the stock split.

(4)

The basic earnings and dividends declared per ADS data is calculated on the basis that each ADS represents fifty shares of common stock and does not make allowance for withholding tax to which the holders of the ADSs will be subject.

(5)	Calculated using the Indonesian Central Bank Rate on each dividend payment date.
(6)

U.S. GAAP amounts reflect adjustments resulting principally from differences in the accounting treatment of capitalization of interest expense, capitalization of net foreign exchange losses, revenue recognition, equity in net income (loss) of associated companies, amortization of goodwill, amortization of land rights, post-retirement benefit cost, pension plan and deferred income tax effect of U.S. GAAP adjustments.

(7)	Operating data percentages and ratios are computed based on the financial statements prepared under Indonesian GAAP.

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	High	Low
Period
2004	9,290	8,985	9,415	8,441
2005	9,830	9,751	10,310	9,165
2006	9,020	9,141	9,395	8,775
2007	9,419	9,137	9,479	8,672
2008	10,950	9,761	12,400	9,051
September	9,430	9,345	9,470	9,163
October	10,995	10,048	11,743	9,555
November	12,151	11,711	12,400	10,800
December	10,950	11,325	12,300	10,885
2009
January	11,355	11,167	11,355	10,863
February	11,980	11,853	11,988	11,685
March	11,575	11,850	12,065	11,435
April (through April 7)	11,380	11,461	11,620	11,345

Source: Bank Indonesia

(1)	The annual average exchange rates are calculated as averages of each monthly period-end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining its stability. Since 1970, Indonesia has implemented three exchange rate systems: (i) a fixed rate system between 1970 and 1978; (ii) a managed floating exchange rate system between 1978 and 1997; and (iii) a free-floating exchange rate system since August 14, 1997. Under the floating exchange rate system, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene, which resulted in a substantial decrease in the value of the Indonesian rupiah relative to the U.S. dollar. Under the current system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. The prevailing exchange rate was Rp9,020 = US$1.00 as of December 31, 2006, Rp9,419 = US$1.00 as of December 28, 2007 and Rp10,950 = US$1.00 as of December 31, 2008, respectively. On April 7, 2009, the exchange rate was Rp11,380 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

Domestic, regional or global economic changes may adversely affect our business

The economic crisis which affected Southeast Asia, including Indonesia, from mid-1997 was characterized in Indonesia by, among other effects, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political events. These conditions had a material adverse effect on Indonesian businesses, including a material adverse effect on the quality and growth of our customer base and service offerings, which depend on the health of the overall Indonesian economy. In addition, the economic crisis resulted in the failure of many Indonesian companies to meet their debt obligations. Many Indonesian companies have not fully recovered from the economic crisis, and many such companies are still in the process of restructuring their debt obligations or are engaged in disputes arising from defaults under their debt obligations. More recently, the global financial crisis which was triggered in part by the subprime mortgage crisis in the United States, caused failures of large U.S. financial institutions and rapidly evolved into a global credit crisis. U.S. bank failures were followed by failures in a number of European banks and declines in various stock indexes, as well as large reductions in the market value of equities and commodities worldwide including in Indonesia. The world economic downturn has adversely affected the economic performance of Indonesia resulting in declining economic growth, slowing household consumption and weakening investment due to loss of external demand and increased uncertainty in the world economy. These conditions have had a negative impact on Indonesian businesses and consumers and may result in reduced demand for telecommunication services.

Volatility in oil prices and potential food shortages may also cause an economic slowdown in many countries, including Indonesia. An economic downturn in Indonesia could lead also to additional defaults by Indonesian borrowers and could have a material adverse effect on our business, financial condition and results of operations and prospects. The Government continues to have a large fiscal deficit and a high level of sovereign debt. Its foreign currency reserves are modest and the banking sector is weak and suffers from relatively high levels of non-performing loans. The current high inflation rate in Indonesia may also result in less disposable income available to consumers to spend or cause consumer purchasing power to decrease, which may reduce consumer demand for telecommunication services, including our services.

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

Political and social instability may adversely affect us

Since 1998, Indonesia has experienced a process of democratic change, resulting in political and social events that have highlighted the unpredictable nature of Indonesia’s changing political landscape. These events have resulted in political instability as well as general social and civil unrest on certain occasions in the past few years. As a relatively new democratic country, Indonesia continues to face various socio-political issues and has, from time to time, experienced political instability and social and civil unrest. Such instances of unrest have highlighted the unpredictable nature of Indonesia’s changing political landscape. Indonesia also has many political parties, without any one party winning a clear majority to date. These events have resulted in political instability, as well as general social and civil unrest on certain occasions in recent years. Although parliamentary and presidential elections proceeded smoothly in 2004, increased political activity can be expected in 2009 as a result of the parliamentary and senatorial elections in April 2009 and in anticipation of the presidential election scheduled in July 2009.

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

Indonesia is located in an earthquake zone and is subject to significant geological risks which could lead to social unrest and economic loss

Many parts of Indonesia are vulnerable to natural disasters such as earthquakes, tsunamis, floods, volcanic eruptions as well as droughts, power outages or other events beyond our control. In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including a tsunami in Pangandaran in West Java in 2006, the earthquake in Jogyakarta in Central Java in 2006 and the hot mud eruption and subsequent flooding in East Java in 2006. Indonesia also experienced significant flooding in Jakarta in February 2007 and in Solo in Central Java in January 2008.

As a result of these natural disasters, the Government has had to spend significant amounts on emergency aid and resettlement efforts. Most of these costs have been underwritten by foreign governments and international aid agencies. We cannot assure you that such aid will continue to be forthcoming, or that it will be delivered to recipients on a timely basis. If the Government is unable to timely deliver foreign aid to affected communities, political and social unrest could result. Additionally, recovery and relief efforts are likely to continue to impose a strain on the Government’s finances, and may affect its ability to meet its obligations on its sovereign debt. Any such failure on the part of the Government, or declaration by it of a moratorium on its sovereign debt, could trigger an event of default under numerous private-sector borrowings including those of our company, thereby materially and adversely affecting our business.

We cannot assure you that our insurance coverage will be sufficient to protect us from potential losses resulting from such natural disasters and other events beyond our control. In addition, we cannot assure you that the premium payable for these insurance policies upon renewal will not increase substantially, which may materially and adversely affect our financial condition and results of operations. We also cannot assure you that future geological or meteorological occurrences will not have more of an impact on the Indonesian economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize the country, thereby adversely affecting our business, financial condition, results of operations and prospects

Several bombing incidents have taken place in Indonesia, most significantly in October 2002 in Bali, a region of Indonesia previously considered safe from the unrest affecting other parts of the country. Other bombing incidents, although on a lesser scale, have also been committed in Indonesia on a number of occasions over the past few years, including at shopping centers and places of worship. In April 2003, a bomb exploded outside the main United Nations building in Jakarta, and in May 2003, a bomb exploded in front of the domestic terminal at Jakarta International Airport. In August 2003, a bomb exploded at the JW Marriott Hotel in Jakarta, and in September 2004, a bomb exploded in front of the Australian embassy in Jakarta. In May 2005, bomb blasts in Central Sulawesi killed at least 21 people and injured at least 60 people. On October 1, 2005, bomb blasts in Bali killed at least 23 people and injured at least 101 others. Indonesian, Australian and U.S. government officials have indicated that these bombings may be linked to an international terrorist organization. Demonstrations have taken place in Indonesia in response to plans for and subsequent to U.S., British and Australian military action in Iraq. More recently, in January 2007, sectarian terrorists conducted bombings in Poso. Further terrorist acts may occur in the future and may be directed at foreigners in Indonesia. Violent acts arising from, and leading to, instability and unrest could destabilize Indonesia and the Government and have had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Indonesia relies heavily on funding from multinational lenders, and the inability to obtain such funding would have adverse consequences for Indonesia and us

The World Bank has been an important source of funding for Indonesia. The World Bank has expressed concern that the slow pace of institutional reforms in Indonesia, as well as the Government’s decentralization plan and particularly the empowerment of provincial governments to borrow, could lead to the central Government’s inability to service its debts. The World Bank’s lending program is subject to regular compliance reviews and can be reduced or withdrawn at anytime. As of December 31, 2008, the Government owed approximately US$8.97 billion to the World Bank.

In addition, the Government relies on multinational lenders to fund its budget deficit. The members of the Paris Club, the former Consultative Group in Indonesia, or CGI, and the International Monetary Fund, or IMF, have been important sources of funding for the Government. The Paris Club is an informal voluntary group of creditor countries that seeks to coordinate solutions for payment difficulties experienced by debtor nations. The CGI was a group of donor countries and international organizations which met annually to coordinate donor assistance to Indonesia. The Government has successfully rescheduled its foreign debt several times. However, in 2004, the Government decided to end the IMF program and, as a result of this decision, the CGI publicly stated that it will no longer reschedule debt owed to its members or to other creditors by the Government. The Government ended its participation with the CGI in January 2007 and announced its intention to conduct direct discussions with creditors regarding the Government’s external debt. As of December 31, 2008, the Government’s outstanding external debt was approximately US$66.5 billion.

The Government has recently issued several domestic retail, as well as international, bonds and may continue to acquire funds from the commercial markets in order to fulfill its financial needs. Given the Government’s fiscal deficit and modest foreign exchange reserves, the inability of the Government to obtain adequate funding as a result of a reduction or elimination of funding from the World Bank, the Paris Club, the CGI or other institutions or countries or through commercial markets could have adverse economic, political and social consequences in Indonesia, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot assure you that the Government will be able to obtain alternative funding to replace the funding previously provided by its current lenders or to supplement a reduction or elimination of funding from other sources.

Labor activism and unrest may adversely affect our business

In March 2003, the Government enacted a manpower law, Law No. 13/2003, or the Labor Law, which, among other things, increased the amount of severance, service and compensation payments to terminated employees and implemented regulations allowing employees to unionize. The Labor Law also requires bipartite forums with participation from employers and employees and the participation of more than 50.0% of the employees of a company for a collective labor agreement to be negotiated and creates procedures that are more permissive to the staging of strikes. Under the Labor Law, employees who voluntarily resign are also entitled to payments for (i) unclaimed annual leaves, (ii) relocation expenses and (iii) compensation for housing and medical bills. Following the enactment, several labor unions urged the Indonesian Constitutional Court to declare the Labor Law unconstitutional and order the Government to revoke it. The Indonesian Constitutional Court declared the Labor Law valid except for certain provisions relating to (i) the procedures for an employer to terminate an employee who commits a serious mistake and (ii) governmental action against an employee who instigates or participates in an illegal labor strike, whether in the form of imprisonment or monetary penalty. The liberalization of regulations permitting the formation of labor unions combined with weak economic conditions has resulted, and will likely continue to result in, labor unrest and activism in Indonesia. The Government proposed to amend the manpower law in a manner which, in the view of labor activists, would result in reduced pension benefits, the increased use of outsourced employees and prohibitions on unions to conduct strikes. The proposal has been suspended and the new Government regulation addressing lay-offs of workers has not yet become effective. Labor unrest and activism could disrupt our operations and could adversely affect the financial condition of Indonesian companies in general and the value of the Indonesian rupiah relative to other currencies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998, it may experience volatility again in the future. During the period between January 1, 2005 through December 31, 2008, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp8,672 per U.S. dollar, and, during the year 2008, ranged from a low of Rp12,400 per U.S. dollar to a high of Rp9,051 per U.S. dollar. As a result, we recorded a loss on foreign exchange-net of Rp155.3 billion, and Rp885.7 billion in 2007 and 2008, respectively. We cannot assure you that further depreciation of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur. To the extent the Indonesian rupiah depreciates further from exchange rates in effect at December 31, 2008, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Indonesian rupiah terms. Further depreciation of the Indonesia rupiah would result in additional losses on foreign exchange translation and significantly impact our other income and net income.

In addition, while the Indonesian rupiah has generally been freely convertible and transferable (except that Indonesian banks may not transfer Indonesian rupiah to persons outside of Indonesia who lack a bona fide trade or investment purpose), from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian rupiah or by using its foreign currency reserves to purchase Indonesian rupiah. We cannot assure you that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the value of the Indonesian rupiah, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining usage by our subscribers, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to manage successfully our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian rupiah and a majority of our capital expenditures are, denominated in U.S. dollars. A substantial portion of our revenues are denominated in Indonesian rupiah, but a portion of our operating revenues are U.S. dollar-denominated or U.S. dollar-linked. We may also incur additional long-term indebtedness in currencies other than the Indonesian rupiah, including the U.S. dollar, to finance further capital expenditures.

We currently hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating expenses and annual payments of U.S. dollar-denominated principal and interest payments. In an effort to manage our foreign currency exposure and lower our overall funding costs, we entered into several foreign currency swap contracts with three separate international financial institutions in 2005. In addition, from 2006 to 2008, we entered into several foreign currency swap contracts with six international financial institutions in an effort to reduce our foreign currency risk exposure. For these contracts, we pay either an upfront or fixed rate premium. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not be adversely affected by our exposure to exchange rate risk.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s Investors Service, Inc., or Moody’s, Standard & Poor’s Rating Group, or Standard & Poor’s, and Fitch Ratings, or Fitch, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. Indonesia’s sovereign foreign currency long-term debt is currently rated “Ba2 stable” by Moody’s, “BB stable” by Standard & Poor’s and “BB+ stable” by Fitch. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

We cannot assure you that Moody’s, Standard & Poor’s, Fitch or any other statistical rating organization will not downgrade the credit ratings of Indonesia or Indonesian companies, including us. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Indonesian rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations and prospects.

Indonesian accounting standards differ from those in the United States

We prepare our consolidated financial statements in accordance with Indonesian GAAP, which differs from U.S. GAAP. As a result, our consolidated financial statements and reported earnings could be significantly different from those that would be reported under U.S. GAAP. We have prepared a reconciliation to U.S. GAAP of our consolidated net income for each of the years ended December 31, 2006, 2007 and 2008 and our consolidated stockholders’ equity as of December 31, 2007 and 2008, which reconciliation appears in Note 40 to our consolidated financial statements included elsewhere in this annual report.

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

A renewed outbreak of severe acute respiratory syndrome or avian flu or the outbreak of other epidemics could adversely affect our operations.

Indonesia has been susceptible to epidemics, such as severe acute respiratory syndrome, or SARS, and avian flu. The outbreak of SARS in China and other parts of Asia, including Indonesia, in 2003 had an adverse impact on a variety of businesses and the economy generally. More recently, Indonesia and other countries have experienced an outbreak of avian flu. Over 110 people in Indonesia have died from avian flu. If the outbreak of avian flu becomes more widespread, or there is a future outbreak of SARS or an outbreak of other epidemics in Indonesia, the economy could be adversely affected and we could also experience material disruptions to our operations, which in turn would adversely affect our business, financial condition and results of operations.

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

In addition, the Government established a new interconnection regime in February 2006, which became effective on January 1, 2007. This new regime defines operators controlling more than 25.0% of the market share as “dominant operators” and requires such operators to extend interconnection offers to other telecommunications operators to be approved by the Government. In addition, the new interconnection regime established a cost-based interconnection tariff scheme under which the operator of the network on which calls terminate would determine the interconnection charges to be received based upon a formula set forth in Regulation No. 8 / PER / M.KOMINFO / 02 / 2006. The new formula became effective as of January 1, 2007 and, as a result, operators were required to charge calls based on the cost of carrying such calls. Such interconnection charges must be calculated and submitted to the Directorate General of Post and Telecommunications, or the DGPT, for approval in the form of an Reference Interconnection Offer, or RIO. By the end of 2006, the Government approved the RIOs of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, or Telkom, PT Telekomunikasi Selular, or Telkomsel, and us. On April 11, 2008, the DGPT approved RIOs from Telkom, Telkomsel, and us which amended our previous RIOs. Recently, all telecommunications operators have entered into new umbrella agreements for interconnection. However, each operator must enter into an additional agreement to interconnect with another operator, which may lead to delays in the implementation of the new interconnection regulations. Failure to enter into such agreements may decrease our operating revenues received from, or increase the fees we pay to, other telecommunications operators for interconnection.

We operate in a legal and regulatory environment that is undergoing significant reforms. These reforms may result in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants and changes to the competitive structure of the telecommunications industry. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the reform of the Indonesian telecommunications sector continues, other competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. In January 2007, the Government implemented new interconnection regulations and a new five-digit access code system for VoIP services. See “Risks Relating to Our Fixed Telecommunication Services Business—VoIP usage is increasing, and certain customers use VoIP services rather than traditional international long-distance services, which may continue to have a material adverse impact on our fixed telecommunications services business.” In connection with the Government’s implementation of interconnection regulations, we face considerable uncertainty in respect of interconnection tariffs, which constitutes one of our income resources. This income is gained from telecommunication traffic transmitted by other operators from and to our network. The Government annually determines the interconnection tariff formula used to calculate interconnection costs which should apply to all telecommunication operators in determining the amount of interconnection costs. The interconnection tariff formula determined by the Government has tended to yield declining interconnection costs year after year. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic. The reduction in the amount of revenue and interconnection cost would be mainly determined by the traffic volumes among operators. In the future, the Government may announce or implement other regulatory changes, such as changes in tariff policies, which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become subject to limitations on foreign ownership in the telecommunication services business.

Presidential Regulation No. 77 of 2007, as amended by Presidential Regulation No. 111 of 2007, or the Presidential Regulation, sets out the industries and business fields in which foreign investment is prohibited, restricted or subject to the fulfillment of certain conditions as stipulated by the applicable Governmental authorities, or the Negative List. The telecommunication industry is one of the industries set out in the Negative List, and foreign investment in the Indonesian telecommunication industry is accordingly subject to applicable restrictions and conditions. The Negative List is implemented by the Capital Investment Coordinating Board, or the BKPM. Restrictions applicable to the telecommunication industry are dependent upon the type of telecommunication business pursued by the company. Different limitation thresholds are applicable depending upon whether the business pertains to telecommunication networks or services. The limitation on foreign holdings in companies engaging in the telecommunication network business ranges from 49.0% – 65.0%, and the limitation on foreign shareholdings in Indonesian companies engaged in the provision of multimedia services (including data communication such as broadband wireless service), from 49.0% – 95.0%. Pursuant to Article 5 of the Presidential Regulation, the restrictions set forth therein shall not apply to investments that have been approved prior to the effectiveness of the Presidential Regulation; provided such investments are substantiated by a letter of investment approval issued by BKPM. Hence, the restrictions set forth in the Presidential Regulation should not be applicable to those investment approvals obtained by us prior to the effectiveness of the Presidential Regulation. Moreover, as we are a publicly listed company, we believe, notwithstanding that the percentage of foreign ownership in us exceeds 65.0%, that the Negative List restrictions do not apply to us. If the relevant regulatory authorities were to apply the Negative List to us, notwithstanding our status as a publicly listed company, our controlling or other foreign shareholders may be required to reduce their shareholding in us, which could create downward pressure on the trading price for our shares and could have a material adverse effect on our business, financial condition and prospects. We may also be required to separate our business entity into two sectors, mobile or cellular, and fixed line or closed fixed network, in order to comply with the relevant regulation. Separating our business into two sectors may involve divesting either our fixed line or cellular services businesses to a subsidiary or a third party, which could materially change our operations and result in a reduction of our total operating revenue. In addition, if the relevant regulatory authorities determine that our foreign ownership still exceeds the Negative List restriction, the regulatory authorities may prohibit us from participating in bidding for or obtaining further licenses or additional spectrum. If this occurs, our business, prospects, financial condition and results of operations would be adversely affected.

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

We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. In addition, we rely to a certain extent on interconnection to the networks of other telecommunications operators to carry calls from our customers to the customers of fixed-line operators and other cellular operators, both within Indonesia and overseas. Our network, including our information systems, information technology and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, our telecommunications control and information technology back-up facilities are highly concentrated within our headquarters and principal operating and tape back-up storage facilities located at two sites in Jakarta. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our ability to attract and retain subscribers, cause significant subscriber dissatisfaction and adversely affect our business, financial condition, results of operations and prospects.

As a dominant IDD telecommunications operator, our RIOs are subject to Government approval and may be adjusted to our disadvantage, thereby resulting in an adverse effect on us

Pursuant to regulations issued in February 2006, the Government established a cost-based interconnection scheme with a formula-based guideline for telecommunications operators. Under this tariff scheme, IDD telecommunications operators, such as ourselves, controlling more than 25.0% of the market share are classified as “dominant operators,” and are required to submit a RIO to the Government for approval. The RIO must disclose the type of interconnection services offered by the telecommunications operator and set forth the tariffs charged for each offered service. The Government may assess and periodically review the RIOs proposed by dominant operators for approval. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the Government regarding their tariffs and may implement such tariffs for its customers without Government approval. The new interconnection tariff scheme took effect on January 1, 2007. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers, which could adversely affect our business, financial condition, results of operations and prospects.

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

We may be unable to obtain adequate financing to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. During 2007 and 2008, our consolidated capital expenditures totalled Rp9,726.4 billion and Rp12,341.9 billion, respectively. During 2009, we plan capital expenditures of approximately US$600.0 million towards the development of fixed assets in our cellular, fixed data and fixed telecommunications business lines. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Government is the majority shareholder of our major competitors Telkom and Telkomsel. The Government may give priority to Telkom’s or Telkomsel’s businesses over ours

As of March 31, 2009, the Government had a 14.29% equity stake in us, including the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including the decision to liquidate us and also permits the Government to nominate one Director and one Commissioner.

As of December 31, 2008, the Government also had a 51.2% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat Telkom and us equally when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry.

Our controlling shareholders’ interests may differ from those of our other shareholders

As of March 31, 2008, ICLM, a Mauritius company, and ICLS own approximately 65.0% of our issued and outstanding share capital. ICLM and ICLS are currently wholly owned and controlled by Qtel, which is majority-owned by the State of Qatar and its affiliated entities. ICLM and its controlling shareholder have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our other shareholders’ best interests, including matters relating to our management and policies. Although nominees of ICLM hold positions on our Board of Commissioners and Board of Directors, we cannot assure you that our controlling shareholder will elect or be able to influence our business in a way that benefits our other shareholders.

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

On November 1, 2007, the KPPU issued a decision regarding a preliminary investigation of us and eight other telecommunication companies based on allegations of price-fixing of SMS and breach of Article 5 of the Anti-monopoly Law (Law No. 5 / 1999). On June 18, 2008, the KPPU determined that only Telkom, Telkomsel, Excelcomindo, Bakrie Telecom, Mobile-8 and Smart Telecom have jointly breached Article 5 of Law No. 5 / 1999. Telkomsel and Excelcomindo have subsequently appealed this ruling to the South Jakarta District Court and the South Jakarta District Court has summoned us to appear as a co-defendant in this appeal. In addition, a series of class action lawsuits were filed against us, Telkomsel and Excelcomindo during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court relating to Temasek Holding’s prior cross ownership of shares in Indosat and Telkomsel, which is alleged to have caused high price fixing of telecommunications services that harmed to the public.

In the event that the KPPU’s decision stipulates that this price-fixing caused consumer loss, such decision may trigger further class action suits against us. Any of the above factors could have an adverse effect on our business, reputation and profitability.

Risks Relating to our Cellular Services Business

We may be unable to execute our cellular network expansion in a timely manner, at all or as planned, and such delay or failure may adversely affect our cellular services business, results of operations and prospects

We currently plan capital expenditures of approximately US$600.0 million in 2009 with approximately 75.0% of such amount to be allocated to expenditures related to our cellular network, including expansion of our coverage zones and for capacity expansion. We cannot assure you that our network expansion targets will be achieved due to the possibility of failures in our internal resources or from our outside vendors.

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

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services and features offered and customer service. Our cellular services business competes primarily against Telkomsel and Excelcomindo. Several other cellular service providers also provide cellular services in Indonesia. In addition to current cellular service providers, the Ministry of Communication and Information Technology may license additional cellular service providers in the future, and such new entrants may compete with us. For instance, PT Hutchison Charoen Pokphand Telekomunikasi and PT Natrindo Telepon Seluler, launched their cellular services in the first quarter of 2007 and Smart Telekom launched its cellular services in mid-2007. In 2008, competition from industry incumbents and new market entrants in the cellular services market led to aggressive pricing campaigns by cellular service providers during the first quarter of 2008. These aggressive pricing campaigns resulted in a decrease in ARPU from a range of US$0.08 to US$0.10 to only US$0.02 per minute across the industry. The decrease in prices for cellular usage also led to an increase in the number of subscribers and in network traffic, resulting in increased network congestion among operators, which will require us to incur additional capital expenditures to continue to expand our network. Moreover, we, together with our current competitors, may also be subject to competition from providers of new telecommunications services using new technology and the convergence of various telecommunications services. New and existing cellular service providers may also significantly increase subscriber acquisition costs by offering more attractive product and service packages, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base.

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

In early 2006, the Government announced the tender to all telecommunications operators of three blocks of 5 MHz 3G spectrum. We were awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion. Under the license, we were required to initiate 3G service in at least two areas, Jakarta and Surabaya (East Java) and their surrounding areas, and to provide coverage for 10.0% of the population in each of these regions by 2006, 20.0% by 2007, and 30.0% by 2009. The license also required us to initiate 3G service in additional areas on an incremental basis within the next five years. Our primary competitors, Telkomsel and Excelcomindo, were also awarded 3G licenses. As a result, there are currently five telecommunications operators in Indonesia for 3G services and new licenses may be awarded to allocate remaining 3G spectrum. Under the terms of our license, we were required to complete our 3G network expansion to provide network coverage to 20.0% of the population of Jakarta and Surabaya and 10.0% of the population in West Java, Yogjakarta and North Sumatra by the end of 2007. Based on our internal estimates, as of March 31, 2009, we have established 100% population coverage in Jakarta but have not met the population coverage requirements for other regions. We cannot assure you that we will be able to continue our 3G network expansion as planned or successfully complete the population coverage levels mandated by the Government. Moreover, as the Government has not issued guidance on how to calculate percentages of population coverage, it is difficult to determine whether or not we have fulfilled these requirements under our license. Failure to complete our 3G network expansion by the year 2010 could result in an increase in our performance bond for the license or a fine by the Government for non-compliance with the license terms and may adversely affect our business, financial condition, results of operations and prospects.

We face competition from our competitors’ fixed wireless access services, which may have a material adverse effect on our cellular and fixed telecommunications services businesses

In December 2002, Telkom introduced TelkomFlexi in Surabaya (East Java), Denpasar (Bali) and Balikpapan (East Kalimantan) using CDMA2000 1x fixed wireless technology. In May 2003, Telkom expanded TelkomFlexi to include the Jakarta area, and Bakrie Telecom, has launched a similar service for Jakarta, Banten and West Java since 2004. Telkom has since expanded TelkomFlexi into more than 250 cities nationwide. Telkom applies PSTN telephone tariffs for its fixed wireless access service, which tariffs are lower than those applied to cellular services, and pays lower regulatory fees than those applied to cellular services. Fixed wireless access services using CDMA2000 1x technology possess mobility and features similar to those offered by cellular providers within one area code. Fixed wireless access service quality may exceed GSM cellular service quality due to more efficient spectrum usage. We cannot assure you that the Ministry of Communication and Information Technology will not take affirmative steps to encourage the network build-out of fixed wireless access networks.

The introduction and availability of fixed wireless access services and other similar technologies has increased competition based on price and product and service packages among cellular service providers. Fixed wireless access services, particularly those offered without significant regulatory restrictions regarding mobility and a system to equalize regulatory fees and tariffs, may have a material adverse effect on our business, financial condition, results of operations and prospects, resulting in, among other things, higher churn rates, lower ARPUs, slower growth in total cellular subscribers and increased subscriber acquisition costs. Since we introduced our StarOne fixed wireless access service in May 2004, we have expanded the service to 52 cities and plan to expand such services to certain other cities. However, competition from Telkom, Bakrie Telecom, and other existing fixed wireless access service providers that compete directly with us may cause prices to decline for such services and inhibit our ability to increase our total number of fixed wireless access subscribers and to expand our fixed wireless access services business. New nationwide fixed wireless access services licenses granted to Bakrie Telecom and Mobile-8 have also resulted in more aggressive promotion of fixed wireless access services in their existing and new areas of coverage. Moreover, during 2008, the cellular and fixed wireless access industry entered into aggressive campaigns on pricing and the price differential between cellular and fixed wireless access services began narrowing, impacting the competitiveness and growth of our fixed wireless access industry. Industry analysts have also begun raising concerns of consolidation among current fixed wireless access operators to maintain competitiveness. If such consolidation occurs or if competitors such as Telkomsel and Exelcomindo are granted fixed wireless access services licenses by the Government, competition may continue to intensify and may adversely affect our business, financial condition, results of operations and prospects.

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

The rapid growth of our cellular subscriber base, together with increasing demand, has led to high cellular usage, particularly in dense urban areas. The available spectrum for use by a cellular network effectively limits its capacity. As a result, radio frequency engineering techniques, including a combination of macro, micro and indoor cellular designs, are needed to increase “erlang per square kilometer” and to maintain cellular network quality despite radio frequency interference and tighter radio frequency re-use patterns. Such radio frequency techniques have been deployed in dense urban environments such as Hong Kong, and are used when the erlang per square kilometer threshold approaches such a usage profile. However, if our cellular subscriber base should grow significantly larger in high-density areas, we cannot assure you that these efforts will be sufficient to maintain and improve service quality, and we may be required to make significant capital expenditures to maintain and improve cellular service quality based on our current spectrum allocation.

Our growth plans anticipate substantial expansion of our cellular network and a corresponding increase in our total number of cellular subscribers. Specifically, in 2007, we began deploying our 5 MHz 3G/HSDPA spectrum. The high demand for wireless broadband access and the increased availability of 3G compatible devices has increased network congestion and may result in degradation of service quality. Due to capacity limitation in our allocated 3G/HSDPA spectrum, we will need a new block of 5 MHz/HSDPA spectrum to service current demand and maintain our desired service levels. We cannot assure you that we can acquire such spectrum on a timely basis or at a reasonable price. If we fail to acquire such spectrum or are unable to finance the capital expenditures to maintain and improve our 3G/HSDPA network quality, it may adversely affect our business, financial condition, results of operations and prospects. We also cannot assure you that any such expansion plans will materialize or, if they do materialize, that we will be able to integrate additional cellular subscribers successfully. Failure to activate new cellular subscribers on a timely basis and to scale existing operational units to handle increased cellular traffic may adversely affect our business, financial condition, results of operations and prospects.

Our CDMA frequency migration from 1900 MHz to 800 MHz in the Greater Jakarta areas and optimization of 800 MHz in other areas may cause a decline in cellular service quality and possible network interference

On December 12, 2006, the Government granted us a license to provide two channels of nationwide fixed wireless access service in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless access license. The Ministry of Communication and Information Technology’s Ministerial Decree No. 181 / 2006 on 800 MHz frequency channel allocation for local fixed wireless access services required us to migrate from the 1900 MHz frequency to the new 800 MHz frequency by the end of 2007 in the Greater Jakarta area. Because we had to upgrade our existing radio equipment from 1900 MHz to 800 MHz equipment to complete the frequency migration, we may have experienced inconsistent cellular service quality in our GSM cellular network and possible cellular network interference, and such service issues may be difficult to resolve because the new 800 MHz frequency is located near our GSM frequency allocation on the spectrum of available frequencies. We completed the migration process for CDMA at the end of 2007 and for GSM by March 2008. However, we need to continue to install additional filters to limit the interference between our GSM and CDMA networks. Without such filters, our GSM network performance may be severely degraded due to interference from our CDMA network. We cannot assure you that there will not be inconsistent network coverage and cellular network interference following the migration of our fixed wireless access services. Failure to successfully migrate such services in a timely fashion or at all and decreased fixed wireless access or cellular service quality and possible cellular network interference resulting from the migration may affect our ability to expand our StarOne services to additional cities and have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on our telecommunication tower infrastructure and potential mandated sharing of telecommunication towers with other telecommunications operators may adversely affect our network capacity and call quality

We are highly dependent on our telecommunication tower infrastructure to provide GSM, FWA and 3G network and mobile cellular telecommunications services as we typically install transmitter and transceiver antennas and other BTS supporting facilities in our towers. The availability and installation of such telecommunication towers require licenses from the relevant central and regional authorities. Recently, a number of regional authorities have implemented regulations which limit the number and location of telecommunication towers and established requirements for operators to share in the utilization of telecommunication towers. In addition, on March 17, 2008, the Ministry of Communication and Information Technology enacted Regulation No. 02 / PER / M.KOMINFO / 3 / 2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers, or the Tower Decree. Based on this regulation, the construction of telecommunication towers requires permits from the relevant governmental institution and the local government determines the placement and location in which telecommunication towers can be constructed. A joint regulation promulgated by the Minister of Home Affairs, the Minister of Public Works, the Minister of Communications

and Information and the Head of the Indonesia Investment Coordinating Board on March 30, 2009 also requires that every tower built and used for telecommunications services must obtain a building permit to demonstrate compliance with certain technical specifications. If a tower owner fails to obtain such a permit, the appropriate regional authorities will be entitled to assess penalties on the tower owner. Furthermore, a telecommunications provider or tower provider which owns telecommunication towers is obligated to allow other telecommunication operators to utilize its telecommunication towers, without any discrimination. This new regulation requires all telecommunications providers or tower providers which had constructed telecommunication towers prior to its enactment to comply with the provisions of the regulation by no later than two years from the enactment date. Such regulatory requirements may require us to adjust our telecommunication tower construction plans, relocate our existing telecommunication towers, allow other operators access to our telecommunication towers and perform other measures which may result in the increase of telecommunication tower construction costs, delays in the construction process and potential service disruption and reduced call quality for our customers. If we cannot fulfill the regulatory requirements for telecommunication towers or meet our own network capacity needs for telecommunication towers, we may face difficulties in developing and providing cellular GSM, FWA and 3G telecommunications services. Our dependency on telecommunication tower infrastructure, combined with the risk and burden of sharing of telecommunication towers, may also adversely affect our competitive advantage relative to other operators. New telecommunication providers, for instance, may be able to access more networks without expending capital to construct telecommunication towers, thereby resulting in more competition for us and lower revenue. Any of these events could result in a material adverse effect on our network capacity, the performance and quality of our networks and services and our reputation.

The Tower Decree also mandated that the tower contractor, provider and owner each have to be 100% locally owned companies. We have in the past awarded contracts for construction of towers and renting of towers to foreign-owned companies. If we cannot fulfill the regulatory requirements for contracting with locally owned tower contractors, providers and owners, we may have to negotiate new contracts and incur additional costs.

Despite spending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

As we spend significant financial resources to develop and expand our cellular network, we believe we will continue to add cellular subscribers. However, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. Moreover, a continued decline in effective tariffs for voice usage resulting from “free-talk” campaigns and recent tariff discount promotions, increasing SMS usage and greater cellular penetration in the lower-income segment of the market has led to a decrease in ARPU and caused our total number of cellular subscribers to increase without a corresponding increase in our operating revenues. Our number of cellular subscribers increased from approximately 16.7 million as of December 31, 2006 to approximately 24.5 million as of December 31, 2007 and to approximately 36.5 million as of December 31, 2008. During the same period, however, our Blended ARPU, which combines our prepaid and postpaid ARPU, decreased from approximately Rp60,023 as of December 31, 2006 to approximately Rp52,821 as of December 31, 2007 to approximately Rp38,639 as of December 31, 2008. While we intend to continue to spend significant financial resources to further increase our number of subscribers and expand our cellular subscriber base, we cannot assure you that such expenditures will be accompanied by a corresponding increase in our ARPU or operating revenues. Accordingly, our subscriber acquisition costs and the capital expenditures required to expand our network capacity could increase without a corresponding increase in our revenue or profitability, which would materially and adversely affect our business, prospects, financial condition and results of operations.

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

A significant increase in frequency fees could adversely affect our business, financial condition and results of operations.

We are currently required to pay frequency fees based on the number of transmitter and receiver units (or transceivers) in a BTS in our GSM telecommunication network. Frequency fees for our GSM telecommunication network are payable periodically in advance based on invoices received from the Government. Frequency fees for our 3G telecommunication network are payable annually in advance in a lump sum amount based on a formula prescribed by the Government. As we increase the number of our BTSs in order to accommodate increases in our number of subscribers, the frequency fee for our GSM telecommunication network also increases, thereby increasing our operating costs, which could have a material adverse effect on our business, financial condition and results of operations.

Allegations of health risks from the electromagnetic fields generated by BTSs and cellular handsets, and the lawsuits and publicity relating to them, regardless of merit, could adversely affect our operations.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from BTSs and from the use of cellular handsets. We cannot assure you that future studies of these health risks will not suggest a link between electromagnetic fields and adverse health effects which may subject us to legal action from individuals alleging personal injuries or otherwise adversely affect our business.

Risks Relating to Our Fixed Data (“MIDI”) Services Business

Competition with our MIDI services is increasing, and we may experience declining margins from such services as competition intensifies

Our MIDI services are facing increased competition from new and established operators, which may have wider customer bases and greater financial resources than us, such as Telkom, with its broad international reach and developed domestic infrastructure. In addition, operators such as Excelcomindo, First Media and Icon+, some of which have alliances with foreign telecommunications operators, compete with us in this business segment. More recently, our World Link leased line services faced increased competition this year following the launch of an international “Matrix” cable operated by PT NAP Info Lintas Nusa.

Our satellite business also faces increasing competition as new and more powerful satellites are launched and as companies acquire exclusive licenses to provide broadcast services in Indonesia. We lease transponder space on our Palapa-C2 satellite for periods of two to five years, and we estimate the remaining useful life of such satellite to be approximately two years. As additional satellites become operational and our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

Our satellite has a limited operational life and may be damaged or completely destroyed during operation. The loss or reduced performance of our satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Palapa-C2 satellite has a limited operational life, which is presently estimated to end in January 2011. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their component parts, on-board fuel reserves, the launch vehicle used and the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellite in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services. Our satellite could fail prior to January 2011, and we believe in-orbit repairs would not be feasible. Moreover, International Telecommunications Union regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Palapa-C2 satellite experiences technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license and granting it to one of our competitors. We cannot assure you that we will be able to maintain use of the designated satellite slot in an manner deemed satisfactory by the Government.

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

Our failure to launch our new Palapa-D satellite may adversely affect our financial condition, results of operations and ability to provide certain services

On June 29, 2007, we signed a contract to purchase Palapa-D, a new satellite which will replace our Palapa-C2 satellite. We plan to launch our Palapa-D Satellite in September 2009.

Based on our purchase contract and as part of our risk management procedures, we will purchase satellite components which have long lead times. Because we purchase components with long lead times, the satellite manufacturer has agreed to provide us with a substitute satellite which can be launched within 18 months should there be a failure in launching our Palapa-D satellite, as compared to the typical preparation period of 26 months. While we prepare for the launch of our Palapa-D satellite, we will attempt to extend the operational life of our Palapa-C2 satellite until the first quarter of 2011 by using an “inclined orbit” technique. Delay in launching or operating the Palapa-D satellite as a result of failures in the construction process, delivery to the launching location, the launching process of in-orbit delivery (IOD) of the satellite, or other factors, may adversely affect our ability to provide satellite services, particularly if such delay extends past the operational life of our Palapa-C2 satellite. If such delays occur or extend past the operational life of our Palapa-C2 Satellite, we may experience increased operating expenses associated with our provision of telecommunications services and losses or damage to the new Palapa-D satellite during the construction process, delivery and launching, which may not be covered by insurance.

Risks Relating to Our Fixed Telecommunications Services Business

The entry of additional Indonesian telecommunications operators, as providers of international long-distance services could adversely affect our fixed telecommunications services operating margins, market share and results of operations

Telkom, a well-established Indonesian telecommunications incumbent with significant political and financial resources, obtained a license to provide international long-distance services on May 13, 2004 and launched its commercial service on June 7, 2004. As a result of Telkom’s entry into the international long-distance market, we lost market share and experienced other adverse effects relating to our fixed telecommunications services business. By the end of 2006, Telkom had acquired significant market share for IDD services. In addition, the Government has issued Bakrie Telekom a new international long-distance license in an effort to encourage greater competition in the international long-distance services market. The entrance of established incumbents and new operators into the international long-distance market continues to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services and local telecommunications access, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the Ministry of Communication and Information Technology announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “016” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, the Government enacted Ministerial Decree No. 43 / 2007, which extended the date of implementation of the DLD access code to April 3, 2008. The Ministerial Decree also sets forth a schedule on implementing “01X” long distance access. In January 2007, the Government implemented new interconnection regulations and a new five-digit access code system for VoIP services. In April 2008, these access codes were implemented in Balikpapan. Following the implementation, Balikpapan residents will be able to choose from options “0”, “01016” or “01017” in connecting their long distance calls. In April 2008, we and Telkom agreed to open DLD access from our respective customers in Balikpapan. Pursuant to this agreement, Telkom’s fixed line customers can dial “01016” to access our DLD network while our FWA customers can dial “01017” to access Telkom’s network. Whether the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board on Indosat and Telkom’s fixed phone service customers and on several criteria such as (i) Telkom must open the DLD access code of “0101X” in certain area codes within a certain timeframe if Indosat, as a second DLD operator, has FWA, with limited mobility customers which equal or exceed 30.0% of Telkom’s FWA services with limited mobility customers or (ii) Telkom must open the DLD access code of “0101X” in certain area codes within a certain timeframe if Indosat, as a second DLD operator, has Fixed Terminal customers which equal or exceed 15.0% of Telkom’s wireline and FWA services with limited mobility customers. The implementation of the new DLD access codes has increased competition by offering our customers more options for DLD services, including those from Telkom. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation with industry incumbents, which may result in reduced margins and operating revenue, among other things, all of which may have a material adverse effect on us. We cannot assure you that the access code in Balikpapan will remain intact or be successful in improving our revenues from long distance. We also cannot assure you that similar access codes will be implemented in other cities.

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

The unstable economic and political situation in Indonesia may adversely affect the level of international business activity in Indonesia, which may have a material adverse effect on our operating revenues from international long-distance services

Our international long-distance services are impacted by the levels of international business activity and tourism in Indonesia, the number of Indonesian overseas workers international accounting rates, tariffs for international long-distance, fluctuations in the exchange rate of the Indonesian rupiah against the U.S. dollar and compensation to telecommunications carriers and service providers. The continued unstable economic and political situation in Indonesia, including events preceding the presidential elections scheduled in July 2009, may adversely affect foreign investment and international business activity in Indonesia, which may result in lower customer demand for our international long-distance services. Moreover, global economic situations which affect international business activity, such as the current global financial crisis, have had an adverse impact on demand for and usage of our international long-distance services, resulting in a decrease in both incoming and outgoing traffic.

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

Item 4: INFORMATION ON THE COMPANY

History and Development of the Company

PT Indosat Tbk was established by the Government on November 10, 1967 as a foreign investment company to provide international telecommunications services in Indonesia and began commercial operations in September 1969 to build, transfer and operate an International Telecommunications Satellite Organization, or Intelsat, earth station in Indonesia to access Intelsat’s Indian Ocean Region satellites for a period of 20 years. As a global consortium of international satellite communications organizations, Intelsat owns and operates a number of telecommunications satellites.

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

Subsequent to the agreement with Telkom, we acquired an effective 45.0% ownership interest in Satelindo, through our acquisition of PT Bimagraha Telekomindo, or Bimagraha, in 2001 and acquired the remaining 25.0% ownership interest in Satelindo from DeTe Asia in June 2002. To strengthen Satelindo’s capital structure and remove certain restrictive covenants arising from Satelindo’s indebtedness, we made an additional capital contribution to Satelindo totaling US$75.0 million in July 2002.

In August 2002, we entered the domestic telecommunications sector by obtaining a license to provide local fixed network services in the Jakarta and Surabaya areas. We deployed approximately 13,000 lines in those areas to provide local fixed telephone services and announced our strategic objective to become a leading fully integrated telecommunications network and service provider in Indonesia. In 2002, the Government divested 517.5 million shares, representing approximately 50.0% of our outstanding Series B shares at the time, in two stages. In May 2002, the Government sold 8.1% of our outstanding shares through an accelerated global tender. In December 2002, the Government divested 41.9% of our outstanding Series B shares to a former subsidiary of STT. As of March 31, 2009, the Government owned 14.29% of our outstanding shares, including the one Series A share, and ICLM and ICLS owned approximately 65.0% of our outstanding Series B shares. ICLM and ICLS are owned by Qtel. The remaining 20.71% of our outstanding Series B shares is owned by public shareholders as of March 31, 2009. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

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

On June 22, 2008, Qtel purchased all of the issued and outstanding shares of capital stock of each of ICLM and ICLS, pursuant to a Share Purchase Agreement dated June 6, 2008 between Qtel and STT, a company incorporated in Singapore. Pursuant to the Share Purchase Agreement, Qtel, through its subsidiary, Qatar South East Asia Holding S.P.C., acquired the capital stock of ICLM and ICLS from Asia Mobile Holdings Pte. Ltd., or AMH, a company incorporated in Singapore, which is 75.0% indirectly owned by STT Communications Ltd. and 25.0% indirectly owned by Qtel. Following this acquisition, a change of control occurred in Indosat and Qtel, and its wholly owned subsidiaries, ICLS and Qatar South East Asia Holding S.P.C., conducted a mandatory tender offer to acquire up to 1,314,466,775 Series B Shares, representing approximately 24.19% of our total issued and outstanding Series B Shares (including Series B Shares represented by ADSs), at a purchase price of the U.S. dollar equivalent of Rp369,400 per ADS and Rp7,388 per Series B Share, net to the seller in cash (without interest and subject to any required withholding of taxes). Following settlement of the tender offer on March 5, 2009, Qtel and its subsidiaries hold approximately 65.0% of our outstanding share capital.

For a description of our principal capital expenditures since January 1, 2006 and principal capital expenditures currently in progress, including the amount invested and method of financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Our registered office is located at Indosat Building, Jalan Medan Merdeka Barat, No. 21, Jakarta 10110, Republic of Indonesia, and our telephone number is +62 (21) 3000 3001. Our corporate website may be accessed through the URL http://www.indosat.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our ADSs is Bank of New York Mellon, Depository Receipt Division, 101 Barclay Street, New York, New York 10286, U.S.A.

Business Overview

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and a leading provider of international long-distance services in Indonesia. We also provide MIDI services to Indonesian and regional corporate and retail customers. During 2008, our operating revenues totaled Rp18,659.1 billion (US$1,704.0 million). Our principal products and services include:

•

Cellular services. We provide GSM 900 and 1800 cellular services to approximately 36.5 million cellular subscribers throughout Indonesia as of December 31, 2008. We are focusing on increasing our cellular network coverage, capacity and quality through the purchase of new equipment and the redeployment of existing equipment.

•

Fixed telecommunications (voice) services. We are one of the leading providers of international long-distance services in Indonesia as measured by aggregate incoming and outgoing call minutes for 2008. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we launched our fixed wireless access services in 2004 and have continued to expand such services. We have also provided DLD services since 2003 and local fixed telephony services since 2002.

•

MIDI services. We provide broadband and narrowband MIDI services, including frame relay services, VSAT services, leased circuits and Internet services directly and through our subsidiaries, Lintasarta and PT Indosat Mega Media, or IMM. We offer this suite of products primarily to our valued corporate and retail customers and wholesalers in an attempt to provide full-service telecommunications solutions.

Our business does not experience significant seasonality.

Our principal shareholders are ICLM and ICLS, with an ownership interest of approximately 65.0% of our common stock, and the Government through the Ministry of State-Owned Enterprises, with an ownership interest of 14.29% of our common stock, including the one Series A share, in each case as of March 31, 2009. Both ICLM and ICLS are wholly owned by Qtel. Qtel is a publicly held corporation which is majority-owned by the State of Qatar and its affiliated entities. Qtel is organized under the laws of the State of Qatar with shares listed on the Doha Securities Market, as well as the Abu Dhabi Securities Market and Global Depository Receipts traded on the London Stock Exchange. Qtel is Qatar’s exclusive telecommunications provider and one of the largest public companies in that country and provides a wide range of telecommunications products, including, among others, national and international GSM mobile services, Internet and cable television services.

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the year ended December 31,
	2006		2007		2008
	Rp.	%	Rp.	%	Rp.	%
	(Rp. in billions, except percentages)
Cellular services	9,227.5	75.4	12,752.5	77.3	14,178.9	76.0
Fixed telecommunications	1,109.3	9.1	1,567.4	9.5	1,744.7	9.3
MIDI services	1,902.6	15.5	2,168.6	13.2	2,735.5	14.7

Total operating revenues	12,239.4	100.0	16,488.5	100.0	18,659.1	100.0

Cellular Services

Cellular services contributed revenues of Rp14,178.9 billion for 2008, representing 76.0% of our total consolidated operating revenues in 2008. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 36.5 million subscribers as of December 31, 2008. For 2008, we had an estimated subscriber market share of 28.7%, which figure is based on our estimates made using available market data. Our cellular network currently provides network coverage in all major cities and population centers across Indonesia. We provide our cellular services using GSM 900, GSM 1800 and 3G technology.

Following the merger of Satelindo and IM3 into Indosat in 2003, we began a network integration process to combine these two networks using a common cellular platform. As this network integration process involved a wide geographical area and equipment compatibility issues, some of our cellular subscribers experienced periods of inconsistent cellular service quality during various stages of the integration, particularly in 2005 and in the Java region. As a result, we were unable to launch marketing initiatives related to our cellular services on a nationwide basis until the first quarter of 2006. We believe these network integration issues contributed significantly to our decrease of approximately 1.5 million cellular subscribers during the first quarter of 2006. We completed our network integration during the first quarter of 2006 and we believe our cellular service quality has improved. After the network integration, we began launching several nationwide marketing initiatives to attract new cellular subscribers, including Mentari “Freetalk,” Mentari “Hebat” and IM3 “Raja SMS.” As a result of these initiatives, we experienced increased SMS usage and voice traffic relative to the number of cellular subscribers in 2007 and 2008 as compared to prior periods. In 2008, we continued to launch several marketing initiatives, including Mentari “Free Talk” and IM3 “Raja SMS”, and to promote the Mentari “Hebat” campaigns. As a result of these programs, we also recorded a 49.0% increase in the number of cellular subscribers from 24.5 million to 36.5 million in December 2008. Although our cellular network quality has improved and several marketing initiatives have been launched in the first half of 2007, the effect of these events on our financial condition continued into the second half of 2007 and in 2008.

Services

Our principal cellular service is the provision of voice and data transfer, which measures the usage of our cellular network by our customers and is sold through postpaid and prepaid plans. The tariff structure differs between postpaid and prepaid plans, with prepaid subscribers subject to higher tariffs to offset the absence of monthly subscription fees.

We offer postpaid plans under the brand name “Matrix.” The Matrix postpaid plan is designed for high-end users. We offer different promotions related to this segment of cellular service users. Matrix is a basic service package with a postpaid payment plan and, since October 2005, includes free national roaming for all Matrix subscribers. In addition to the previous three optional Matrix program packages, which were launched in 2005, we began offering a new Matrix package called “Matrix Strong” in 2006. “Matrix Strong” offers 50 free minutes of on-net voice calls, 50 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp50,000. In January 2007, we launched “Matrix Strong Become Stronger,” which offers cellular subscribers the choice between two additional promotions: (i) 125 free minutes of on-net voice calls, 125 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp100,000; and (ii) 200 free minutes of on-net voice calls, 200 free SMSs and a tariff of Rp50 per six-second interval for a monthly charge of Rp150,000. In November 2007, we launched a new marketing program named “Matrix Auto.” The program offers customers an opportunity to set their maximum usage amount for one month and recharge the card with a prepaid voucher once this limit has been passed. The tariff for this product will consist of a tariff priced between those tariffs charged to prepaid customers and postpaid subscribers. Our Matrix brand has a high degree of brand awareness and was awarded the “Top Brand Award” by Frontier Consulting Group and Marketing Magazine in both 2008 and 2009. We also offer Matrix Hajj and Umroh for our postpaid customers. In April 2008, we launched a new Matrix package, Matrix Single Tariff, which offers a flat rate, single tariff of Rp15 per second to all destinations in Indonesia.

We offer prepaid plans under the brand names “Mentari” and “IM3.” Mentari and IM3 offer free national roaming, and we believe our Mentari and IM3 products have a high degree of brand awareness, thereby providing a competitive advantage when attempting to attract and retain customers in a competitive market. Frontier Consulting Group and Marketing Magazine awarded us the “Top Brand Award” in 2008 and 2009 for both our Mentari and IM3 brands for outstanding achievement in building our brand awareness and market share, the latter of which is based on customer-stated preferences and customer loyalty. We have differentiated our two prepaid brands based on market segments. Our Mentari brand is marketed toward families, friends and travelers in the community with voice services being promoted at competitive prices. Our IM3 brand is marketed toward the younger generation with SMS being positioned as our value proposition. Starting in early 2008, we adjusted the promotion for our prepaid brands to meet market demand. For instance, our Mentari brand provides a flat rate tariff for calls nationwide, while our IM3 offers more minutes of on-net voice calls and increased SMS usage. We have developed the Mentari and IM3 brands to offer promotions and engage in advertising designed for those specific market segments.

During 2008, we launched several programs for our Mentari customers. In April 2008, we launched Mentari Hebat which offers customers local calls at a flat tariff of Rp100 per 30 second intervals to four Indosat registered customers regardless of the time or day. In May 2008, we launched “Mentari Rp5/sec” for new Mentari customers and registered customers. This plan offered a tariff of Rp5 per second for on-net and off-net calls to all operators nationwide from 11:00 PM to 5:00 AM. From August 2008 to December 31, 2008, we also launched “Mentari Thousands Call” which offered a customized program for each region for Rp1,000 per day.

We also launched several new tariff promotions for our IM3 customers. In early 2008, we launched the IM3 Ce-eSan for IM3 customers, which offers free SMS services to two friends who are registered to be their “Ce-eSan”, if they accrue minimum voice calls amounting to Rp2,000 per day. In August 2008, we offered “Rp0.1/second” and “Rp0.1 per SMS” tariffs all day. We also launched the “Super Voucher 2000 SMS” program which charged Rp30,000 for an active period of 30 days and charged an SMS tariff of Rp15/SMS for SMSs to all operators and continuing Raja SMS users.

Postpaid and prepaid customers have access to local, DLD and international direct long-distance dialing. In addition, we offer a variety of additional, value-added services, functions and features for our customers, bundled according to the package selected, including:

•	SMS: allows customers to send short text messages to other cellular users’ mobile phone display screens;

•	MMS: allows customers of GSM service to send pictures, text and sound/voice in a single packet message;

•	Voice SMS: allows customers to send audible messages;

•	Ring-back tone: allows customers to choose their favorite song as the ringtone that is heard by callers for incoming calls;

•	GPRS: provides mobile data communications with GSM-based technology, including mobile Internet, data transfer and push e-mail (Blackberry™ services);

•	Mobile data and facsimile services: allows customers to download sports, news, horoscope, movies, music and finance content to their mobile handsets and to send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by customers;

•	Caller identification: displays the incoming call number on a customer’s mobile phone display screen;

•	Call holding: allows customers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals customers that they have an incoming call while the line is engaged. Upon hearing such a signal, customers can answer the second call and place the original call on hold;

•	Call forwarding: enables customers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides customers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the customer’s bank account or credit card;

•

Recharge via SMS and automatic teller machines: enables customers to recharge their prepaid airtime plans via SMS and automatic teller machines automatically deducting billed amounts from the customer’s bank account; and

•	International roaming: allows prepaid and postpaid customers to receive SMS and voice services while roaming in foreign cellular networks.

Facsimile, detailed billing and direct debit payments are only available to postpaid subscribers. We offer certain services free of charge, including caller identification, call holding, call waiting and call forwarding, while others, such as SMS, mobile data and facsimile services and detailed billing, carry additional fees. We introduced our SMS service to postpaid cellular subscribers in 1995 and extended the service to prepaid subscribers in May 2000. Usage levels have increased from an average of approximately 319,000 text messages per day in June 2000 to a daily average of approximately 100.0 million and 126.2 million text messages in December 2007 and December 2008, respectively. In 2006, 2007 and 2008, SMS usage fees represented a substantial portion of our operating revenues from value-added cellular services and features. We expect SMS to continue to contribute the majority of revenues from value-added cellular services and features, but anticipate increased revenues from GPRS and mobile data services in future periods.

We launched our portfolio of mobile data services in 2000. Mobile data services can be accessed over SMS or through a direct dial-up connection to a WAP server. Subscribers can access a variety of information, including movie listings, stock quotes, exchange rates, sports and business news and astrological predictions, and recharge their prepaid SMS cards. In addition, subscribers can send and receive e-mail and conduct mobile banking services with several leading banks through their mobile handsets.

We conducted initial commercial operations for GPRS service in early 2002. GPRS service with EDGE technology is now available in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua with full network access. In cooperation with StarHub and Research-In-Motion, we introduced Blackberry™ Enterprise Service to our corporate customers in December 2004 and Blackberry™ services for personal users in March 2005. In June 2008, to differentiate ourself from other Blackberry™ service operators, we launched I-GPS and I-Stock, applications which allow our Blackberry™ customers to access a navigation system and real-time stock prices. In July 2008, we launched “Blackberry™ On-Demand” which made the Blackberry™ available for use by our prepaid cellular service customers. As of December 31, 2008, we have approximately 30,000 Blackberry™ customers.

We revised our interconnection agreements with telecommunications operators following the implementation of the new interconnection regime. These revised agreements allow our cellular networks to interconnect with the PSTN operated by Telkom, our international gateways and the networks of each of the other Indonesian cellular and fixed wireless access operators, thereby allowing our cellular subscribers to communicate with customers of other telecommunications service providers.

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2008, our postpaid cellular subscribers could roam internationally on 313 networks, owned by 244 operators in 116 countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS. which was formed to increase each member’s competitive value in providing international telecommunication services in their respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and wideband code division multiple access, or WCDMA, the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 150 million customers in nine countries, including Indonesia.

On February 8, 2006, the Government conducted an open bidding process for 3G spectrum licenses and, following satisfactory completion of the bidding process, we were awarded one 3G spectrum license for 5 MHz of paired spectrum for an up-front fee of Rp320.0 billion, a bid lower than that of our competitors. Under the terms of the license, we are also required to submit an annual performance bond to the Government of 5.0% of the total license fee, or Rp20.0 billion, whichever is higher. We will forfeit this performance bond as a penalty if we are unable to deliver 3G services as stipulated by the Government. Under the license, we were required to initiate 3G service in at least two areas, Jakarta and Surabaya and their surrounding areas, and to provide coverage for 10.0% of the population in each of these regions by 2006, 20.0% by 2007, and 30.0% by 2009. The license also requires us to initiate 3G service in additional areas on an incremental basis within the next five years. Under the terms of our license, we were required to complete our 3G network expansion to provide network coverage to 20.0% of the population of Jakarta and Surabaya and 10.0% of the population in West Java, Yogjakarta and North Sumatra by the end of 2007. Based on our internal estimates, as of March 31, 2009, we have established 100% population coverage in Jakarta but have not met the population coverage requirements for other regions.

In 2007, we began offering 3.5G broadband, a mobile wireless telecommunication service with 3.5G technology, using HSDPA with a downlink speed of up to 14 Mbps and high speed uplink packet access with an uplink speed of up to 1.4 to 2 Mbps. We currently offer two types of 3.5G broadband packages, a basic package, which is limited by specific chosen quota for use at a monthly fee ranging from Rp90,000 for 500 megabytes to Rp400,000 for three gigabytes, and an unlimited package, with tariffs assessed based on the desired level of speed, ranging from Rp100,000 for speed up to 256 Kbps with fair usage of two gigabytes to Rp1,500,000 for speed up to 7.2 Mbps with fair usage of 10 gigabytes.

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

Since the launch of our cellular services in Indonesia, we have recorded cellular subscriber growth in each year. Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2006, we had 825,859 postpaid and 15,878,780 prepaid cellular subscribers. As of December 31, 2008, our subscriber base had grown to 919,213 postpaid and 35,591,033 prepaid cellular subscribers. Moreover, in 2008 and 2009, we received the “Top Brand Award” from Frontier Consulting Group and Marketing Magazine for our Matrix postpaid cellular services and our Mentari and IM3 prepaid cellular services. We believe Indonesian cellular customers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans. Accordingly, we have focused on increasing the number of our prepaid cellular subscribers as prepaid subscriptions minimize cellular subscriber credit risks and reduce billing and collection costs.

The following table presents certain information regarding our postpaid, prepaid and total cellular subscriber base as of the dates indicated:

	As of December 31,
	2006	2007	2008
Cellular subscribers:(1)
Prepaid	15,878,780	23,945,431	35,591,033
Postpaid	825,859	599,991	919,213

Total	16,704,639	24,545,422	36,510,246

(1)

Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. We define an “active cellular subscriber” as a cellular subscriber who: (i) in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 100 days after the last statement date; or (ii) in the case of a prepaid subscriber, recharges the SIM card within 30 days immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

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

The following table presents selected information regarding our ARPU for the periods indicated:

	For the year ended December 31,
	2006	2007	2008
	(Rp.)
ARPU:(1)
Postpaid	194,791	182,682	189,710
Prepaid	52,713	47,028	34,610
Blended ARPU	60,023	52,821	38,639

(1)

The average monthly revenue (in Indonesian rupiah) per cellular subscriber is computed by dividing monthly recurring cellular services revenues, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period by the average number of cellular subscribers. The average number of cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. We define an “active cellular subscriber” as a cellular subscriber who: (i) in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 100 days after the last statement date; or (ii) in the case of a prepaid subscriber, recharges the SIM card within 30 days immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card. See “—Activation, Billing and Collection.”

After the completion of our network integration in 2005, and our cellular network optimization in the first quarter of 2006, we believe we have improved our cellular service quality significantly. We continued our nationwide marketing and promotional activities under the “Punya Indosat” or “Indosat Owned” campaign in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. Our “Indosat Owned” campaign involves our wide range of innovative value-added services, including “I-Ring,” a personal ring-back tone, “I-Say,” a voice messaging service, and “I-Memova,” one of our push e-mail services, as well as promotions such as Mentari “Freetalk,” Mentari “Hebat” and IM3 “Raja SMS.” We also launched our “Point Plus Plus” program, a rewards program which allows both Indosat’s prepaid and postpaid cellular subscribers to accumulate points based on their credit usage, voucher reload or subscription period. This program enables customers to redeem their points for prizes as well as being entered in a drawing for four automobiles from Jaguar. In addition, we regularly advertise through major newspapers, television, outdoor media, magazines and direct mailings and cross-sell our products with other leading corporations.

To consolidate our marketing channels for cellular services, we have opened integrated walk-in centers, under the name “Galeri Indosat,” which we operate, and “Griya Indosat,” which is operated by our exclusive distributors. Our walk-in centers provide cellular subscribers with sales, customer service and product information. As of December 31, 2008, we operated 162 walk-in centers nationwide. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations.

To supplement our direct marketing channels, we maintain a network of independent dealers. These independent regional and multi-regional dealers have their own distribution networks throughout Indonesia and promote our cellular services, primarily to individuals. These dealers include major distributors of mobile handsets and typically have their own retail networks, direct sales forces and sub-dealers in Indonesia. These outlets serve as additional branch outlets for us and offer a broad range of services, including product and service information, customer service and bill payment processing. Existing and new cellular subscribers can activate and register and pay for all of our prepaid cellular services at these outlets. We continue to maintain our relationships with our dealers in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced dealer loyalty.

Tariff Structure and Cellular Services Operating Revenues

Based on Ministerial Decree No. 12 / 2006, the Government regulates tariff formulations for changes in basic telecommunication services by establishing the floor price of certain tariffs based on the interconnection cost. The interconnection cost has been effective since January 1, 2007 but certain interpretative rules regarding retail floor price formulation have not yet been clarified. The Government recently announced Ministerial Decree No. 9 / 2008 on April 7, 2008, regarding the new cellular retail tariff formulations. Pursuant to this new regulation, we have implemented a new retail tariff formulation in April 2008. On April 30, 2008, the Government promulgated Ministerial Decree 15 / 2008 which replaced Ministerial Decree No. 12 / 2006 and established ceiling tariffs for interconnection.

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

Usage charges. There are three types of calls: local, long distance, and international calls. For the purposes of determining termination, calls may terminate on any of the cellular, fixed or satellite networks. In September 2006, we submitted a RIO to the Government, which included the proposed tariff for all types of calls. The Government has approved our proposal and it has been used as the basis for interconnection agreements with other telecommunications operators since January 1, 2007. In early 2008, we submitted a new RIO to the Government for approval relating to our proposed new interconnection tariff, and in April 2008, the Government approved our RIO.

Value-added Services. The Ministry of Communication and Information Technology did not regulate the tariffs for SMS or other value-added services until early 2008. Based on Ministerial Decree No. 9 / 2008, the Government now regulates the tariff formula for value-added services, including SMS. Pursuant to this new regulation, we charge maximum usage fees for SMS usage at Rp150 per message for postpaid subscribers and Rp149 per message for prepaid subscribers. We also offer promotional discounts for certain SMS services for both postpaid and prepaid customers. SMS operates on a “sender-keeps-all” basis, which means that we earn revenues whenever one of our cellular subscribers sends an SMS. We do not, however, earn revenues when a customer of another telecommunications operator sends an SMS to one of our cellular subscribers. For our GPRS service, cellular subscribers are charged Rp1 per kilobyte of data downloaded. We receive roaming settlements from foreign telecommunications operators when their cellular subscribers roam on our network.

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

We have taken a number of steps to prevent subscriber fraud and to minimize losses. We deliver prepaid vouchers to our independent dealers only on a cash-on-delivery basis and we do not collect payments for our services from cellular subscribers through our independent dealers. In addition, depending on usage levels, we may require refundable deposits from subscribers. We also review accounts of our high-usage customers at regular intervals to ensure that the deposit levels continue to be adequate.

Competition

The cellular services business in Indonesia has become increasingly competitive during recent years. Competition in the cellular communications industry is based principally on network coverage and technical quality, price, the availability of data services and special features and quality and responsiveness of customer service. Based on our estimates from available market data, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), us and Excelcomindo (which is indirectly majority-owned by Telekom Malaysia), provided approximately 77.8% of Indonesia’s wireless telecommunications services as of December 31, 2008.

In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000 1x service in the Jakarta area. Currently, Telkom offers this service throughout Java and several large cities in Sumatra and other islands. Telkom offers this service as fixed wireless access service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the Ministry of Communication and Information Technology issued Ministerial Decree No. 35 / 2004 stating that the service area of the fixed wireless access network shall be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless access service is therefore prohibited from extending its roaming services to other area codes. In addition to TelkomFlexi, Bakrie Telecom has offered identical services in the Jakarta area, Java and North Sumatra.

In early 2004, PT Bimantara Citra Tbk. launched a new wireless operator named Mobile-8, which uses CDMA 2000 1x and Evolution Data Optimized technology. Mobile-8 has received a nationwide license to provide wireless telecommunications services and competes with traditional GSM operators by attracting new cellular subscribers with discounted prices as its primary advantage.

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

In addition to increased price competition for cellular services several, telecommunications operators have been granted a license to operate a 3G mobile telecommunications network. We believe competition for 3G services will be intense as telecommunications operators begin to deploy their networks in major population centers. Currently, there are five telecommunications operators holding 3G licenses: Telkomsel, PT Hutchison

Charoen Phokphand Telecommunication, PT Natrindo Telepon Seluler, Excelcomindo and us. By 2008, we offered 3G services in 19 cities nationwide and began focusing more on wireless broadband services.

The Government also announced an allocation of 800MHz spectrum and awarded a national license for fixed wireless access to Bakrie Telecom and Mobile-8.

We believe barriers to entry in the Indonesian cellular and fixed wireless access services industry are currently comparatively high due to the limited availability of frequency spectrum, a capital intensive operating environment, difficulties in acquiring sites for network expansion and the established market presence of the three incumbents, us, Telkomsel and Excelcomindo. Nevertheless, we are anticipating continued intense competition within the Indonesian cellular and fixed wireless access services industry generally. In response to this, we intend to dedicate future capital expenditures to our cellular and fixed wireless access businesses in an effort to increase network capacity and service quality and to provide various value-added services.

Fixed Telecommunications Services

Our fixed telecommunication services include international and domestic long distance as well as fixed wireless access services. For 2008, fixed telecommunications services contributed Rp1,744.7 billion, or 9.4%, to our operating revenues. We receive fixed telecommunications services operating revenues from domestic operators, with the largest portion from Telkom, and foreign telecommunications operators. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. In 2008, approximately 5.2% of fixed telecommunications services operating revenues were derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, approximately 16.9% of such revenue was derived from amounts paid or payable by cellular operators and approximately 56.2% of such revenue was derived from net settlements with foreign telecommunications operators in respect of incoming and outgoing calls. The remaining 21.7% of fixed telecommunications services operating revenues was derived from direct billing for specific services, such as calling card and fixed-line subscribers. The corresponding figures for 2007 were approximately 7.4%, 16.4%, 56.5%, and 19.7%, respectively.

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

Through our “001” and “008” international long-distance services, we currently handle a substantial majority of the traditional IDD business in Indonesia. However, the duopoly regime in the IDD business ended on January 1, 2004, the effective date of Telkom’s license to operate IDD services. Moreover, other telecommunication operators may enter the IDD business without any obligation to pay compensation to the existing telecommunications operators. For example, Bakrie Telecom is expected to launch its new IDD business in 2009. In anticipation of increased competition resulting from such industry deregulation, we launched “FlatCall 016” in March 2005 and marketed it as a new product aimed at consumers in the most price-sensitive market segment. Beginning January 2007, in compliance with a decree from the Government, we changed the access code to a five digit code and named it “FlatCall 01016.” The “FlatCall 01016” product offers competitive tariff rates for certain top destination countries while offering regular VoIP tariff rates for the remaining countries. During 2008, we continued to market several programs under “FlatCall 01016” to help maintain call traffic to certain destination countries and increase our subscriber numbers.

Our outgoing international long-distance calls are routed through one of our five international gateways. From these gateways, international long-distance services are transferred via satellite or submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications operators. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international long-distance calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular networks, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements.

For 2008, our revenues from international long-distance services amounted to Rp1,373.1 billion.

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the year ended December 31,
	2006		2007		2008
	minutes	% change	minutes	% change	minutes	% change
	(in thousands, except percentages)
Incoming paid minutes	980,471	21.3	1,236,604	26.1	1,484,450	20.0
Outgoing paid minutes	153,824	(1.8)	296,891	93.0	473,992	59.7
Incoming and outgoing paid minutes	1,134,294	17.6	1,533,495	35.2	1,958,442	27.7
Ratio of incoming to outgoing traffic	6.37	—	4.17	—	3.13	—

During 2007 and 2008, our international outgoing calls measured by paid minutes increased by 93.0% and 59.7%, respectively, compared to the previous year, while our international incoming calls measured by paid minutes increased by 26.1% and 20.0%, respectively, over the same periods. Combined outgoing and incoming calls, also measured by paid minutes, increased 35.2% and 27.7% during 2007 and 2008, respectively. We believe our stronger growth in 2008 relative to the prior year was primarily due to our aggressive business strategy emphasizing volume-based sales. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, will continue to affect our business in the future.

Fixed Wireless Access Services. We launched our fixed wireless access services in 2004 to expand our fixed telecommunications business segment and to complement our cellular services. Using CDMA 2000 1x technology, our fixed wireless access services offer a cost-effective alternative to our cellular services to customers who have limited mobility requirements. As of December 31, 2008, our fixed wireless access service, “StarOne,” had a total subscriber base of 761,589 subscribers with 80,227 postpaid subscribers and 681,362 prepaid subscribers in 52 major cities nationwide. For 2008, revenues from fixed wireless access services totaled Rp244.3 billion. In 2008, we had capital expenditures of approximately Rp151.5 billion mainly to increase the capacity of our CDMA 2000 1x infrastructure. On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless access in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless access license and by the end of 2007, we migrated our CDMA frequency from 1900 MHz to the new 800 MHz frequency in the greater Jakarta area. We expanded our StarOne services to 52 cities by December 2008.

Local and Domestic Long Distance Services. We launched local and domestic long distance service from Indosat access points such as “StarOne” and “I-Phone” in October 2005. We currently have local and domestic long-distance coverage of 52 major cities in Indonesia.

Customers and Marketing

We have undertaken a variety of marketing initiatives to improve our services to fixed telecommunications customers. Our marketing strategy focuses on: (i) strengthening our price-tiering strategy through implementation of “FlatCall 01016” to compete with VoIP services; (ii) expanding the market and retaining Indosat customers through bundling initiatives; (iii) establishing volume commitments for incoming traffic from foreign telecommunications operators; and (iv) expanding coverage of our fixed wireless access services. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We have also established and are strengthening regional sales offices in many locations throughout Indonesia.

We employ a specialized sales force, including a sales group, which focuses on our largest 500 customers, including hotels, large corporate customers, government offices and embassies. We have also implemented a customer loyalty program, which provides incentives to regular users. In addition, we seek to broaden our customer base by conducting joint promotions with other international telecommunications companies to promote our services. We strive to deliver high-quality services that maximize customer satisfaction. No single customer accounts for more than 1.0% of our operating revenues from fixed telecommunications services.

In 2008, approximately 39.0% of our outgoing international long-distance call minutes (including calls placed through “Flatcall 01016”) originated in the greater Jakarta area, followed by Eastern Java and Bali Nusa Tenggara, which together accounted for 27.0% of our outgoing international long-distance call minutes.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

Tariff Structure

Rates. On January 1, 2007, the Government implemented new retail tariff formulations for fixed telecommunication operators. The formulation sets the ceiling price of tariffs and is used to calculate monthly and usage fees for local, long-distance and international calls. On April 30, 2008, the Government promulgated Ministerial Decree 15 / 2008 which replaced Ministerial Decree No. 12 / 2006 and established ceiling tariffs for interconnection and requiring operators to calculate the ceiling tariff using the cost-based formula. Our international long-distance tariffs have not changed, and we intend to continue applying international long-distance tariffs based on the previous regulations which base tariffs on six zones for call destinations.

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. The amounts payable to us by foreign telecommunications operators for incoming telephone calls have historically been determined by accounting rates negotiated between us and such international carriers, subject to certain guidelines from the Ministry of Communication and Information Technology. Since 2003, we began to replace the accounting rate system with a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed on asymmetric rates for incoming and outgoing calls. We maintain direct connections with 64 foreign telecommunications operators, and use the market termination rate-based system with 62 of such operators in 40 countries. Under the accounting rate system, which we still apply for two foreign telecommunications operators (typically those in less-developed countries or countries with only a single telecommunications operator), the same rate per minute is payable for incoming and outgoing calls. Our agreements with these carriers set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad.

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

Interconnection with Domestic Networks. Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services must terminate on one of the domestic fixed or cellular networks. The Government has set an interconnection tariff for international long-distance services which traverse the domestic fixed-line and fixed wireless access networks. We have separate interconnection agreements with those operators that interconnect directly with our international gateways. Our interconnection arrangements with such telecommunications operators have been revised to reflect the new interconnection regime announced by the Government in mid-2006 and which became effective as of January 2007.

Universal Service Obligations. In September 2005, the Government announced a change in Universal Service Obligations, or USO tariffs from Rp750 for each successful international outgoing or incoming call to 0.75% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts. Since such announcement, the Government has continued to draft the details of regulations for further implementation of USO tariffs. Due to uncertainties regarding the appropriate payee within the Government for such USO payments, we have reserved funds to pay such amounts, and no payments were made in 2005. In early 2006, following the implementation of Government regulations, we began to make payments for USO tariffs related to 2005 usage from such reserved funds. In January 2009, the Government issued Government Regulation No. 7 / 2009 to increase USO tariffs from 0.75% of gross revenue to 1.25% of gross revenue. Starting in 2007, we made quarterly payments in arrears for USO tariffs.

Customer Billing

Domestic operators maintain control over the billing and collection process of international long-distance services which are initiated on the domestic networks. Domestic operators retain the appropriate interconnection charges owed to them from the amounts collected and remit the balance in Indonesian rupiah to us (without interest) within not less than 25 days of collection from the customer in Indonesia. The collection cycle for most of the domestic operators is approximately 15 days. We are responsible for generating and delivering such billing information to the domestic operators. This information is generally delivered within one day of the end of the prior 30-day period and billed by the domestic operators approximately five days after receipt from us, resulting in a collection cycle of approximately 50 to 80 days. For purposes of financial reporting, we recognize revenues on a monthly basis based upon our own traffic records. We bill our domestic cellular operators in the middle of the following month and require payment by the end of the month. Accordingly, the normal collection cycle with respect to our domestic cellular operators is approximately 20 to 60 days.

We remit the appropriate interconnection charge to the relevant operator for incoming calls terminating on the domestic networks. We generally remit such charges in 20 to 60 days by netting the receivables for outgoing calls. The settlements from foreign telecommunications operators are typically paid in U.S. dollars, which are deposited in Indonesia, and amounts representing interconnection payments payable by us to the domestic network operators are remitted in Indonesian rupiah.

Customer usage of fixed wireless access and domestic long-distance services is calculated starting from the beginning of the month until the end of the month. Customer billing will be generated at the beginning of the following month and completed by the fifth day of that month. Billing statements should be received by customers no later than the tenth of the month and payments are due by the twentieth of the month. For fixed wireless access service, we block the subscribers’ ability to make calls when they have not paid their balance due by the twenty-second day of the month. For customers who have not paid their balance due by the end of the month, we block the customer’s ability to make or receive calls. We permanently disconnect service and cancel accounts for customers whose bills are more than 60 days past due from the first day of the generated bill. For domestic long-distance services, by the end of the month, we block customers from making calls if they have not paid their balance. For customers who have not paid their balance due by the end of the second month, we block the customers’ ability to make or receive calls. We permanently disconnect service and cancel accounts for customers whose bills are 90 days past due from the first day of the generated bill.

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. On January 1, 2004, the operational license granted by the Ministry of Communication and Information Technology to Telkom to provide IDD services became effective. Such license includes the right to use the IDD access code “007” to enter the international long-distance market. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. For example, the Government issued a new license for IDD services to Bakrie Telecom in 2008. In addition, Telkom no longer operates a monopoly for DLD services. In April 2008, we and Telkom agreed to open DLD access from our respective customers in Balikpapan. Pursuant to this agreement, Telkom’s fixed line customers can dial “01016” to access our DLD network while our FWA customers can dial “01017” to access Telkom’s network. The implementation of the new DLD access codes has increased competition by offering our customers more options for DLD services, including those from Telkom. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation with industry incumbents, which may result in reduced margins and operating revenue, among other things, all of which may have a material adverse effect on us.

Indonesian regulations require equal access to all domestic telecommunications facilities for all operators. Accordingly, we have equal access to Telkom’s domestic facilities. Current regulations assure equal access for IDD customers to all competitors on a per-call selection by means of dedicated access codes.

In 2001, the traditional IDD market became more competitive, with VoIP technology and new entrants entering the market for both incoming and outgoing IDD traffic. We entered the VoIP market in the latter part of 2002. Our VoIP business has increased significantly from 10.4 million minutes in 2003 to 371.3 million minutes in 2008.

We also face competition from other fixed wireless access service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000 1x service in the Jakarta area. Currently, Telkom offers this service in more than 250 cities in Indonesia. TelkomFlexi is the largest fixed wireless access operator, followed by Bakrie Telecom and us. We expect competition in this business to increase following the grant of a new nationwide fixed wireless access services license to Bakrie Telecom and Mobile-8. Following the grant of this license, Bakrie Telecom expanded their fixed wireless access services to more than 30 cities in Indonesia.

MIDI Services

Recognizing the significant growth potential of data and other network services—including Internet-based services—and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. In 2008, MIDI services contributed Rp2,735.5 billion, or 14.7%, of our total consolidated operating revenues. The Government declared Telkom as a dominant operator for leased circuits through the DGPT Decree No. 102 / 2007 dated April 9, 2007. As a result of this, we believe Telkom will be subject to more regulatory approvals while we will be able to propose new tariffs without the requirement of Government approval.

Services

World Link, Direct Link and Domestic Link. World Link is an IPLC which provides leased line services such as international connection of high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Direct Link is a leased line service through satellite which provides point to multipoint basis and offer line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband. Domestic Link is a domestic leased line service that provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Both of these services provide high-speed, high-quality digital data circuits on a point-to-point basis, and offer line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. VSAT connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. Our broadband Domestic Link customers in the domestic market include telecommunications providers that need dedicated domestic broadband data links, and our narrowband Domestic Link customers consist primarily of corporate users who subscribe for their own internal use. In 2008, World Link, Direct Link and Domestic Link contributed Rp688.3 billion, or 25.2%, of our consolidated MIDI services operating revenues.

IP VPN. We provide IP VPN services which provide customers with multi-point connectivity, reliable LAN interconnections and the power to support complex distributed computing applications.

Frame Relay. We provide both international and domestic frame relay services, a high-speed leased packet technology, primarily through Indosat and Lintasarta, providing customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. Framed messages enable data transmissions to travel at high speed from a simple single connection to reach multiple domestic or international destinations. Frame relay services can be tailored to the requirements of individual sites in order to meet user demand for a dedicated line by terrestrial or satellite services (VSAT frame relay). As of December 31, 2008, Lintasarta’s domestic frame relay services were available in 67 major cities in Indonesia and Indosat’s international frame relay services were available in over 225 countries worldwide in cooperation with ACASIA, C&W, and NTT. We recorded operating revenues of Rp315.8 billion from this service in 2008, or 11.5% of our MIDI services operating revenues in 2008.

MPLS and Metro Ethernet. MPLS and Metro Ethernet are domestic leased line services based on IP. MPLS provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Metro Ethernet provides high-speed bandwidth and offers line port speeds of 10 Mbps, 100 Mbps and 1 Gbps and an Ethernet base with an incremental guaranteed bandwidth of 1Mbps.

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

We also provide a variety of other supplementary services, including occasional use for TV services, Indosat TV link, telemetry, tracking & control services, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services (our digital “Bouquet” and “PalapaNet” services). Pressure on pricing is expected to ease as a consequence of improved demand. In 2008, satellite services represented approximately Rp96.3 billion, or 3.5%, of our MIDI services operating revenues.

Internet Services. We provide Internet Network Provider Services for ISPs and dedicated Internet Access services for end users and corporate customers. As of December 2008, we operated three ISPs that contributed revenues of Rp703.9 billion in 2008. IMM provides dedicated and dial-up services, and as of December 31, 2008, it had an Internet subscriber base of approximately 14,807 subscribers, which we estimate represents more than 88.8% and 11.2% of the Indonesian Internet dial-up and Internet dedicated access markets, respectively. In anticipation of increased competition in Internet businesses, IMM has developed a strategy to expand its business through developing an Internet protocol backbone through potential growth areas, deploying public hotspot services, establishing customer care centers, developing its network through joint investment schemes by using hybrid fiber and coaxial technology and improving its business processes.

Lintasarta offers its subscribers “IdOLA” for individual use and “LintasartaNet” for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. In 2008, Lintasarta’s Internet dial-up revenues increased by 604.7%, primarily as a result of a discount promotion in 2008. Internet dedicated services revenues also increased by 32.0% primarily due to increases in Internet dedicated customer services. For the year ended December 31, 2008, we derived 25.7% of our MIDI services operating revenues from Internet services.

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

Tariff Structure

Customers of our various MIDI services are charged based on the type of product and service, their industry sector, geographic location and the length of contracts for the services (which generally range from one to three years). Service charges generally include the following components: initial installation; monthly service charges (based on location and access speed); transactional charges (based on the volume, duration and/or distance traveled for network traffic); and other charges for services such as consultancy or project management.

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand of services in the areas covered by the Palapa-C2 satellite. Our offshore leases average US$1.04 million per annum for a full transponder. Certain offshore leases are also subject to annual escalation factors that range from 2.5% to 10.0%. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies. The Ministry of Communication and Information Technology regulates the fees that can be charged in connection with leasing space on satellite transponders to domestic customers. Pursuant to Government regulations, the maximum annual lease rates for C-band transponders are set at US$1.4 million; for occasional use, the average fees are US$16 per minute with the actual charges based on the time of use.

Competition

Data communications service providers in Indonesia compete principally on the basis of price, range of services provided and customer service quality. During the last few years, competition among data communications service providers has intensified principally due to the issuance of new licenses as a result of the deregulation of the Indonesian telecommunications industry. We expect competition to continue to intensify. We believe that our major competitors are Primacom and Citra Sari Makmur with respect to our VSAT services, and Citra Sari Makmur, Telkom, Excelcomindo and Indonesia Comnet Plus (Icon+) with respect to our leased line services.

With respect to Internet-related value-added services, we face significant and increasing competition from Telkom and other ISPs as a result of the increased issuance of licenses by the Ministry of Communication and Information Technology, and formerly by the Ministry of Communication. ISPs in Indonesia compete on the basis of network quality, price and network coverage.

As corporate markets demand greater speed at affordable prices, many bandwidth suppliers have begun making significant investments toward building superb infrastructure using new technology such as “Dense Wavelength Division Multiplexing,” or DWDM. DWDM technology poses a competitive threat to our business services since its infrastructure enables bandwidth suppliers to offer more bandwidth capacity with better cost efficiency. The bandwidth industry has been challenging in recent years and as a result of new operators such as Moratel and Matrix Cable System setting up international cables which linked Indonesia and Singapore in the second half of 2008.

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

Moreover, with the increasing popularity of Direct-To-Home television, or DTH, among national broadcasters, our satellite business will face increasing competition as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia. DTH television may enable broadcasters to distribute their program content without utilizing our telecommunication network support, thereby entirely bypassing our telecommunication services. As the technology moves towards “all IP” and the demand of IP-based services is increasing due to its advantages over legacy networks, we aim to deploy a future network to allow the IP-based services to be widely available in the region. In 2008, we completed construction of a Disaster Recovery Center, or DRC, in Jatiluhur for corporate customers to allow them to have a data back-up to secure and protect their business information.

Other Services

We also provide international telex and telegram services, global mobile services using the Inmarsat Mini M system, and other educational services. In 2004, we recorded revenues from these services which primarily derived from Sisindosat’s sale of software. Beginning in 2005, and as a result of the sale of Sisindosat, revenues from other services were presented as revenues from MIDI services.

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

Our cellular network currently operates using 10 MHz x 2 uplink and downlink of radio frequency bandwidth in the GSM 900 spectrum, 20 MHz x 2 uplink and downlink of frequency bandwidth in the DCS 1800 spectrum and 5 MHz x 2 uplink and downlink in the WCDMA 2100 spectrum. The following table sets forth selected information regarding the composition of our cellular network as of the dates indicated:

	As of December 31,
	2006	2007	2008
Base transceiver stations	6,942	9,960	12,677
Node B Stations (3G BTS)	279	800	1,485
Total BTS (including 2G and 3G)	7,221	10,760	14,162
Base station controllers	177	226	279
Mobile switching centers	49	56	73
Radio network controllers	2	12	16
Media gateways	2	24	54

We purchase our cellular telecommunications equipment primarily from Alcatel, Ericsson, Nokia Siemens and Huawei. Our network is an integrated system employing switching equipment, cell site equipment and a transmission network of point-to-point microwave radio. Most of our cell sites and radio base stations are located in or on buildings or on vacant lots, which we own, or for which leases have been individually negotiated by us for terms typically varying from five to 20 years.

Fixed Telecommunications Network

We provide fixed telecommunications services and have built a fixed telecommunications network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission. By the end of 2008, we offered fixed wireless access services across 52 cities in Indonesia.

International Gateways. For our international long-distance business, we operate through six gateways, three gateways in Jakarta, and one gateway in Surabaya, Medan and Batam, which provide all of the connections for our services to our international long-distance network. The gateway-switching equipment was purchased from Lucent Technologies, Inc. and Siemens.

As of December 31, 2008, we had available international bandwidth capacity of 1,253.50 Mbps for voice and 8,436.49 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80.0% of capacity to allow for increased usage during peak hours.

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

International transmission of voice and data between international gateways occurs across either satellite circuits or submarine cables. Satellite circuits are unaffected by distance and offer broadcast services making them flexible with regard to call destinations. Submarine cables, especially fiber optic digital cables, can offer less expensive high-quality services. However, cable costs increase with distance and destinations are fixed. Satellite circuits can be degraded by atmospheric conditions, while submarine cables can suffer damage from human or natural causes. In general, we use submarine cables with cable-to-cable backup for medium-distance links in Asia and satellite links backup for longer-distance transmission. We use microwave and fiber optic links for connections between gateways and earth stations, as well as for the Batam gateway, which has microwave links to Singapore. It is our policy to maintain 100% redundancy for all of our international long-distance links (which may require routing through a third country) in an effort to provide high-quality services to our customers.

Submarine Cables. We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage and allocated capacity of our cable network, as of December 31, 2008:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN (Jakarta)	Australia, Hong Kong, Japan, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, South Korea, Taiwan, United States, Vietnam and Thailand	1,596.35

APCN-2	China, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan	288.00

SEA-ME-WE 3 (Jakarta)	Australia, Austria, Belgium, Brunei, Canada, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, New Zealand, Oman, Pakistan, Portugal, Saudi Arabia, Qatar, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Thailand, Turkey, United Arab Emirates, United States and United Kingdom	7,414.72

TPC-5 (Jakarta)	Japan, United States	118.00

SEA-ME-WE 3 (Medan-Batam)	France, Germany, Hong Kong, India, Japan, Malaysia, Philippines, Saudi Arabia, Singapore, Taiwan, Thailand and United Kingdom	43.46

APCN (Medan-Batam)	Japan, Malaysia and South Korea	3.90

APCN and JS (Surabaya)	Hong Kong and Malaysia	12.8

SEA-ME-WE 3 and JS	Malaysia and Saudi Arabia	11.26

Total		9,082.50

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

International Satellite Circuits. As of December 31, 2008, our available international satellite bandwidth was 10.7 Mbps for voice and 0.64 Mbps for data circuits through earth stations at our Jakarta and Medan gateways. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from our Palapa C-2 satellite. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

Our fixed wireless access network currently operates using 5 MHz of radio frequency bandwidth in the 800 MHz spectrum. The following table sets forth selected information regarding our fixed wireless access network as of the dates indicated:

	As of December 31,
	2006	2007	2008
Base transceiver stations	1,018	1,079	1,454
Base station controllers	26	27	34
Mobile switching centers	8	9	9
Media gateways	15	17	17

Other Communication Facilities

Our Palapa-C2 satellite communication system and fiber optic links to major commercial centers as well as remote areas of Indonesia and are used in the provision of our MIDI services and for cellular backhaul.

Palapa-C2 Satellite Communication System. Communications satellites are of varying use depending on features such as their footprint, or coverage areas; transponder power (typically stated in dBW); and transponder bandwidth. Transponder bandwidth, expressed in terms of megahertz, varies between C-band and Ku-band transponders. C-band is used worldwide as a standard for satellite communications to transmit signals with minimum atmospheric interference. They can provide very broad coverage over most of the Asian continent, making them very popular for applications such as television broadcasting. Ku-band transponders operate at a frequency of approximately 11-14 gigahertz. While Ku-band frequencies are more prone to moisture and rain interference than C-band frequencies, they are more suitable for small antenna applications. Ku-band is generally used for the same purposes as C-band, as well as for satellite news-gathering (truck-mounted antennas) and some VSAT applications. Ku-band is especially prevalent in areas with dense ground-based microwave systems. To compensate for loss of signal strength caused by water and rain interference, Ku-band transmitters are generally higher-power than C-band transmitters and the footprints are smaller.

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

Satellites of the same class as the Palapa-C2 satellite have an average life of 14 years. We expect the Palapa-C2 satellite to remain operational until the first quarter of 2011. The satellite’s manufacturer provided a warranty which covered the satellite’s electrical components through June 2008. In addition, we carry satellite insurance. However, because the Palapa-C2 satellite has been identified as being prone to service control point failure, our satellite insurance does not cover satellite malfunction caused by such failure.

On June 29, 2007, we signed a contract to purchase Palapa-D, which will replace our Palapa-C2 satellite. Palapa-D is currently being constructed in Cannes, France and is expected to be launched in September 2009. While we prepare for the launch of our Palapa-D satellite, we will attempt to extend the operational life of our Palapa-C2 satellite until the second quarter of 2011 by using an “inclined orbit” technique, which reduces the amount of transponder time available for leasing but substantially cuts down propellant usage and can extend the useful life of a satellite by several years.

Fiber Optic and Microwave Terrestrial Links. Our new optical fiber backbone based on DWDM connects all provincial cities in Sumatera, Java, Kalimantan, and part of Sulawesi. The optical fiber backbone conveys cellular traffic within and between the cities at 40-60 gigabits per second and facilitates our progressive growth of Internet broadband through 3.5 HSDPA and fixed broadband wireless access. Due to capacity and technology considerations, the existing microwave terrestrial system has been shifted to cover remote spur route areas. As of December 31, 2008, we had fiber optic and microwave terrestrial links to more than 25 major cities nationwide. These links are primarily used to deliver Internet and other MIDI services to corporate customers.

In February 2008, we entered into a contract with NEC, Japan to construct the JAKABARE cable system, a new submarine cable system which is expected to connect Java, Kalimantan, Batam and Singapore and provide high capacity bandwidth for inter-island and international bandwidth requirements to/from Indonesia for cellular and MIDI services. This system can also be used as an alternate route for international bandwidth to/from Singapore, which we expect will increase the reliability and availability of our international cable systems. The JAKABARE cable system will be wholly-owned by us and is designed with a life span of 25 years. The system will be initially equipped with 160 gigabits per second capacity from its ultimate capacity of 2.4 terabits per second. The cable system is a multi-year project which is scheduled to be launched in June 2009. It is forecasted to have an initial capacity sufficient to accommodate our bandwidth requirements up to 2012. By the end of 2009, we plan to have spent approximately US$100.0 million in capital expenditures towards construction of buildings, backhaul and supporting infrastructure for this cable system.

IP/MPLS Backbone and Metro Ethernet Network. As of December 31, 2008, we had completed our IP/MPLS backbone network deployment project in more than 157 points of presence in Indonesia. Through this network, we provide virtual leased lines offering point-to-point Ethernet access, virtual private LAN service offering multipoint-to-multipoint Ethernet access and virtual private routed networks offering locally linked IP VPN and Internet. Dual redundant boxes for IP-MPLS Core have also been deployed in 10 cities and are connected through our fiber optic backbone. A Metro Ethernet network has also been deployed in nine major Indonesian cities to provide broadband access to the corporate market in high-rise buildings and cellular backhaul for 3.5 HSDPA service. Internet access, broadcasting service, data center connectivity, are among the service applications used by our customers.

Organizational Structure

The following chart illustrates our simplified corporate structure as of December 31, 2008, including our major subsidiaries, together with the jurisdiction of incorporation or organization of each entity. A complete list of our significant subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2008 is contained in Note 1 to our consolidated financial statements included elsewhere in this annual report.

Insurance

As of December 31, 2008, we carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance. During 2008, we did not have any insurance against consequential losses associated with the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 satellite on terms and conditions consistent with industry practice. We have renewed such policy with a coverage limit of US$10.2 million for total and partial loss. Because the Palapa-C2 satellite is of a class of satellite which has been identified as prone to SCP failure, our satellite insurance does not cover satellite malfunction caused by failures of this kind.

Intellectual Property

We have registered trademarks and copyrights for our corporate name, logo and certain services with the Ministry of Law and Human Rights of Indonesia (formerly the Ministry of Justice and Human Rights of Indonesia). We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

Properties

Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5 / 1960. Land use is accomplished through land rights whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements.

Our most important properties are located in Jakarta (approximately 12,045 sq.m. used for international gateways and head office), Ancol (approximately 11,889 sq.m. used as a cable station and switching center), Tanjung Pakis, Karawang (approximately 1,850 sq.m. used as a cable station), Daan Mogot (approximately 130,000 sq.m. used as a satellite earth station complex), Jatiluhur (approximately 135,800 sq.m. used as a satellite earth station complex), Medan (approximately 6,780 sq.m. used for international gateways), Pantai Cermin (approximately 68,228 sq.m. used as an earth station and a cable station), Batam (approximately 2,000 sq.m. used for international gateways and an earth station), Tanjung Bemban (approximately 3,000 sq.m. used as a cable station), Surabaya (approximately 11,246 sq.m. used as a regional office) and Banyu Urip-Gresik (approximately 141,905 sq.m. used as an earth station, for international gateways and as a cable station), Takisung—Banjarmasin (approximately 1,000 sq.m. used as a cable station), Aeng Batu-batu-Makasar (approximately 2,000 sq.m. used as a cable station) and Sei Kakap Pontianak (approximately 5,000 sq.m. used as a cable station). Except for Daan Mogot, which we lease from Telkom, we hold registered land rights to some of our properties, the initial periods of which range from approximately 20 to 30 years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3000 3001, 3869 999 Fax: (62-21) 3804 045

Jabotabek & Banten Regional Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

North Sumatera Regional Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4537 372

South Sumatera Regional Office	Jl. Veteran No. 933 Palembang 30113, Indonesia Tel: (62-711) 355 816 Fax: (62-711) 372 600,

Central Java & DI Yogyakarta Regional Office	Jl. Pandanaran No. 18 Semarang 50134, Indonesia Tel: (62-24) 8411 266 Fax: (62-24) 8415 011

West Java Regional Office	Jl. Asia Afrika No. 141-147 Bandung 40111, Indonesia Tel: (62-22) 3000 0900 Fax: (62-22) 4230 856

East Java & Bali Nusra Regional Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 5455 001 Fax: (62-31) 5322 982, 5464 414

Sulampapua Regional Office	Jl. Slamet Riyadi No. 4 Makassar 90111, Indonesia Tel: (62-411) 326 808 Fax: (62-411) 326 828

Kalimantan Regional Office	Jl. MT Haryono No. 69 Balikpapan 76114, Indonesia Tel: (62-542) 741 001, 3030 001 Fax: (62-542) 7514 001, 7206 750

Indonesian Telecommunications Industry

Background

Since 1961, telecommunications services in Indonesia have been provided by a succession of state-owned companies. As in other developing economies, the expansion and modernization of telecommunications infrastructure is instrumental to Indonesia’s general economic development. In addition, Indonesia’s large population and economic growth have led to increased demand for telecommunications services.

Indonesia had an estimated population of approximately 231.63 million people as of 2007, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s gross domestic product, or GDP, has grown significantly from US$141.25 billion in 2001 to US$432.8 billion in 2007 in current U.S. dollars according to the World Bank, which represents a growth rate of 6.1%. This growth rate compares favorably against the approximately 4.3% and approximately 5.7% GDP growth experienced by Thailand and Malaysia, respectively, during the same period. According to the World Bank, GDP per capita at purchasing power parity has also increased from US$3,043 in 2000 to US$3,728 in 2007.

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

Although cellular penetration is low relative to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 13.8% in 2004 to approximately 35.3% in 2007, a compound annual growth rate of 42.7%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2007, the number of fixed lines, including fixed wireless access, was approximately 14.8 million, representing a fixed-line penetration of 7.7%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2007:

	For the year ended December 31, 2007
	Population(1)	Fixed-line penetration(1)	Cellular penetration(1)(2)	GDP per capita(1)
	(millions)			(US$)
Hong Kong	7.21	57%	149%	42,321
Singapore	4.44	42	133	50,299
South Korea	48.22	46	90	24,712
Malaysia	26.57	16	88	13,379
Thailand	63.88	11	124	8,138
Philippines	87.96	4	59	3,410
China	1,328.63	28	41	5,345
India	1,169.02	3	20	2,753
Indonesia	231.63	8%	35%	3,728

(1)	Source: International Telecommunications Union World Telecommunication / ICT Indicators Database & World Bank estimates, ICT Statistics 2007.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the population.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 30.0 million as of December 31, 2004 to approximately 81.8 million as of December 31, 2007, representing an increase in cellular penetration from approximately 13.5% to approximately 35.3%. Despite this rapid growth rate, the cellular penetration rate of 35.3% as of December 31, 2007, is relatively low compared to other countries in the region.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2004	2005	2006	2007	Compound Annual Growth Rate 2003 – 2007
	(in millions, except percentages)
Indonesian population(1)	220.08	222.78	225.46	231.63	1.7%
Cellular subscribers(1)	30.0	46.9	63.8	81.8	39.2%
Cellular penetration(2)	13.5%	21.1%	28.3%	35.3%	36.9%

(1)	Source: International Telecommunications Union World Telecommunication / ICT Indicators Database & World Bank estimates, ICT Statistics 2007, excluding fixed wireless access services.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The launch of prepaid services in 1998, which have been widely accepted in the Indonesian market, enabled cellular operators to overcome increasing bad debts from the economic crisis, which commenced in mid-1997. Investment continues to increase in the Indonesian cellular telecommunications industry with operators upgrading their networks.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and Excelcomindo. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless access services licenses using CDMA technology to Telkom, Indosat, and Bakrie Telecom. As of September 2008, these nationwide GSM operators collectively held approximately 86.0% share of the Indonesian wireless market based upon our estimates. As of September 2008, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 60.5 million cellular subscribers and approximately 50.0% GSM market share. We were the second largest cellular provider with approximately 35.5 million cellular subscribers and approximately 29.0 to 30.0% GSM market share as of the same date. Excelcomindo, the third-largest provider, had approximately 25.1 million cellular subscribers and an approximately 20.7% GSM market share as of the same date. Fixed wireless access services is dominated by Telkom under the brand Flexi with 9.1 million subscribers, as reported in Telkom’s quarterly release as of September 2008. The second largest provider is Bakrie Telecom under the brand Esia with 6.5 million subscribers, as reported in Bakrie Telecom’s third quarter 2008 management report. We are the fourth largest provider with 895,760 subscribers under the brand StarOne. There are other smaller players such as NTS, HCPT, and STI.

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

Competition from VoIP providers offering services, including budget calls such as “01017” provided by Telkom and “FlatCall 01016” provided by us, and prepaid calling cards has begun and is expected to adversely impact revenues from traditional international long-distance calling services.

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

Through the Ministry of Communication and Information Technology, the Government regulates telecommunications network operations and the provision of telecommunications services. In addition, the Ministry of Communication and Information Technology regulates the radio frequency spectrum allocation for all telecommunications operators, which are required to be licensed by the DGPT for each service utilizing radio frequency spectrum. In addition to radio frequency spectrum fees, the Government requires all telecommunications operators to pay a concession license fee equal to 1.0% of gross revenues less interconnection expenses and provisions for bad debt, for each fiscal year, payable in equal quarterly installments. On January 16, 2009, the Government reduced this fee to 0.5% of gross revenues less interconnection expenses and provisions for bad debt. In addition to these fees, the Government also regulates that all telecommunications operators should pay Universal Service Obligations equal to 0.75% of gross revenue less interconnection expenses and provisions for bad debt for each fiscal year, payable in equal quarterly installments.

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

The Government’s telecommunications reform policy is formulated in its “Blueprint of the Indonesian Government’s Policy on Telecommunications” dated September 17, 1999. The policies, which are stated in the blueprint, are to:

•	increase the telecommunications sector’s performance;

•	liberalize the telecommunications sector with a competitive structure by removing monopolistic controls;

•	increase transparency and predictability of the regulatory framework;

•	create opportunities for national telecommunications operators to form strategic alliances with foreign partners; and

•	create business opportunities for small-and medium-size enterprises and facilitate new job opportunities.

The recent regulatory reforms of the Indonesian telecommunications sector have their foundation in the Telecommunications Law.

The Telecommunications Law

The Telecommunications Law became effective on September 8, 2000 and provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. The Telecommunications Law outlines the framework and substantive principles for the liberalization of the Indonesian telecommunications industry. The Government implements regulations and guidelines through Government regulations, ministerial decrees or regulations and other directives by Government bodies. The Telecommunications Law grants the Government, through the Ministry of Communication, the power to make policies, and to regulate, supervise and control the telecommunications industry in Indonesia. During that time, the Ministry of Communication, the former regulatory body of the telecommunications industry, had authority over the telecommunications sector in Indonesia and could issue regulations pursuant to decrees, issue policies and licenses and formulate tariffs.

The Ministry of Communication promulgated Government Regulation No. 52 / 2000 on Telecommunications Operations, or the Telecommunications Operations Regulation, and Government Regulation No. 53 / 2000 on Radio Frequency Spectrum and Satellite Orbits, which were introduced as the initial implementing regulations of the Telecommunications Law. The Ministry of Communication also promulgated various decrees, including the Ministry of Communication Decree No. 20 / 2001, which was amended by the Ministry of Communication and Information Technology Decree No. 06 / PER / M.KOMINFO / 04 / 2008, on Telecommunications Network Operation, or the Telecommunications Network Decree, the Ministry of Communication Decree No. 21 / 2001, which was amended by the Ministry of Communication and Information Technology Decree No. 07 / PER / M.KOMINFO / 04 / 2008 on Telecommunications Services Operation, and the Ministry of Communication Decree No. 31 / 2003 on the Indonesian Telecommunications Regulatory Body, or the Telecommunications Regulatory Body Decree.

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

Effective February 7, 2005, all duties and authority to make policies, rules and regulations regarding the telecommunications industry were transferred from the Ministry of Communication to the Ministry of Communication and Information Technology. Following this transfer, the Ministry of Communication and Information Technology assumed the responsibilities previously held by the Ministry of Communication. The Ministry of Communication and Information Technology is now the principal regulator of the telecommunications industry in Indonesia and is responsible for setting and adjusting tariff formulas. On March 2, 2009, the Ministry of Communication and Information Technology inaugurated members of BRTI Period-3, two of which are from the Government and five of which are from the public.

Regulation on Tariff for Fixed and Cellular Services May Affect Our Competitiveness in the Future.

The Ministry of Communication and Information Technology is responsible for setting and adjusting tariff levels. In 2006, the Ministry of Communication and Information Technology, enacted new ministerial decrees such as No. 8 / 2006 on cost-based interconnection, No. 1 / 2006, No. 2 / 2006, No. 4 / 2006, No. 7 / 2006, and No. 19 / 2006 on 3G Service Provision, No. 5 / 2006 on Telecommunication Kiosk, No. 9 / 2006 on Fixed Telecommunications Tariff, No. 11 / 2006 on Lawful Interception, No. 12 / 2006 on Cellular Tariffs, No. 102 / 2006 on ISAT 2G and 3G Cellular Network License (amendment) No. 181 / 2006 on Migration of FWA Network to 800MHz Allocated Frequency.

In 2007, the Ministry of Communication and Information Technology, enacted new ministerial decrees, including No. 162 / 2007 regarding 800 MHz radio frequency channel allocation for operating FWA-CDMA and cellular (amendment of ministerial decree No. 181 / 2006), No. 5 / 2007 regarding guidance for tariff implementation on USO contributions, No. 3 / 2007 regarding Leased Circuits, No. 11 / 2007 (now No. 38 / 2007) which regulates the implementation of infrastructure development using USO funds and No. 43 / 2007 regarding changes to all four FTPs (Fundamental Technical Plans)—2000, which changed the date of implementation of the long distance access code in Balikpapan to April 3, 2008.

In April 2008, the Government enacted Ministerial Decree No. 9 / PER / M.KOMINFO / 04 / 2008 and No. 15 / PER / M.KOMINFO / 04 / 2008 which governed new tariff regulations for cellular services including basic telephony services through fixed networks. The new regulation regulates the type and structure of cellular retail tariffs based on a formula as a ceiling tariff. The type of tariff consists of basic telephony services, roaming services and multimedia services. The tariff structure consists of activation fees, monthly fees, usage fee and value-added service fee. Ceiling tariffs for retail cellular services will be different among operators due to different calculation methods among them. Based on the new decree, the tariff value of basic telephony services through fixed networks and SMS as an additional facility must be calculated by the operator using a cost-based formula with the calculation results stated as ceiling tariffs.

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

The market for provision of IDD services was liberalized in August 2003 with the termination of Indosat’s and Satelindo’s exclusive rights to provide IDD services. We began operating fixed line services in 2002 and fixed wireless access and DLD services in 2003 after receiving our IDD services license. Telkom subsequently received an IDD services license and began offering IDD services under the international access code “007” in 2004 in direct competition with us.

In an attempt to liberalize DLD services and local telecommunications access, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the Ministry of Communication and Information Technology announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, the Government enacted Ministerial Decree No. 43 / 2007, which extended the date of implementation of the DLD access code to April 3, 2008. The Ministerial Decree No. 43 / PER / M.KOMINFO / 12 / 2007 also sets forth a schedule on implementing “01X” long distance access. In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services. In April 2008, these access codes were implemented in Balikpapan. Following the implementation, Balikpapan residents will be able to choose from options “0”, “01016” or “01017” in connecting their long distance calls. Whether the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board on Indosat and Telkom’s fixed phone service customers and on several criteria such as (i) Telkom must open the DLD access code of “0101X” in certain area codes within a certain timeframe if Indosat, as a second DLD operator, has FWA services with limited mobility customers which equal or exceed 30.0% of Telkom’s FWA services with limited mobility customers or (ii) Telkom must open the DLD access code of “0101X” in certain area codes within a certain timeframe if Indosat, as a second DLD operator, has Fixed Terminal customers which equal or exceed 15.0% of Telkom’s wireline and FWA services with limited mobility customers.

Tariffs

Based on previous regulation, retail tariffs such as activation fees, monthly fees, per minute usage charges for either for fixed or mobile services were regulated by the Government as along with leased circuit services tariffs such as installation fees and monthly fees based on the level of speed selected.

Based on Telecommunication Regulation No. 36 / 1999, currently, the Government has enacted Ministry of Communication and Information Technology Decree as guidance for tariff formulations for fixed telecommunication services (Ministerial Decree No. 9 / 2006), which was later replaced by Ministerial Decree No. 15 / PER / M.KOMINFO / 04 / 2008 and tariff formulations for mobile telecommunication services (Ministerial Decree No. 12 / 2006), which was replaced through Ministerial Decree No. 9 / 2008. The Government is expected to change the fixed telecommunications tariff formulations in the near future. The Government regulates the tariff formulations guidance for leased circuit businesses through Ministerial Decree No. 3 / 2007.

Consumer Protection

Under the Telecommunications Law, each operator must provide guarantees to consumers in relation to certain matters including quality of service, usage, service fees and compensation. The law also allows customers who are injured or sustain damages to file claims against negligent providers. Recently, regulators have also promulgated Decree No. 7 / 2009, which establishes penalties for telecommunication operators which do not meet the requisite quality requirements for their services.

Public Telephone

Based on our fixed telecommunications license for basic telephony service, we have an obligation to provide public telephone lines consisting of 3.0% of the total fixed telecommunications network that we have built.

Universal Service Obligations

Under the Telecommunications Law, all telecommunications network and service operators are bound by Universal Service Obligations, or USOs, which require participation by all operators in the provision of telecommunications facilities and infrastructure in the areas designated as USO areas by the Ministry of Communication and Information Technology.

In March 2004, the Government released Ministerial Decree No. 34 / 2004, which included specifications for the USO implementation program and zone, technical requirements, operating, financing and monitoring. Through Government Regulation No. 28 / 2005, Ministerial Decree No. 15 / 2005 and Government Regulation No. 7 / 2009, the Government announced regulations establishing the mechanism for USO payments and changing the USO tariff from Rp750 for each successful international outgoing or incoming call to 1.25% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts.

In 2007, the Government promulgated Ministerial Decree No. 11 / 2007, which was amended by Ministerial Decree No. 38 / 2007, which regulates the procedure for utilizing USO funds for developing network and telecommunication services in areas with no telecommunication network. In 2007, the Government conducted a tender offer for USO but cancelled this offer in December 2007. Ministerial Decree No. 32 / PER / M.KOMINFO / 10 / 2008 replaces both Ministerial Decree No. 11 / 2007 and No. 38 / 2007 above. This decree governs how funds are collected, how to deliver telecommunication services and which operator can join the USO program.

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

Fee Regime

Each telecommunications operator is required to pay to the Government a license concession fee, frequency fee and satellite orbit fee, as applicable. The concession fee for each telecommunications operator is approximately 0.5% of gross revenues, consisting of items such as revenues from leasing of networks, interconnection charges, activation of new customers, usage charges, roaming charges and SIM cards. The frequency fee for GSM 900, DCS 1800 and FWA networks is calculated by applying the formula principally based on the number of base station controllers and transmission receiver units owned by the telecommunications operator. For 3G services, an operator is required to pay the frequency fee based on the bandwidth allocated frequency. In addition, users must pre-pay a one-time satellite orbital connection fee while the satellite is in operation.

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

Prepaid Cellular Subscriber Registration

On October 28, 2005, the Government began requiring telecommunications operators to register prepaid cellular subscribers. The regulations specified that such registration process must be completed no later than April 28, 2006, which deadline was later extended to September 28, 2006. We instituted procedures designed to complete the required registration at the initial point of sale and have finalized the mandatory prepaid registration as of September 2006 by cancelling the accounts of approximately 1.3 million of our unregistered customers. As stated in Ministerial Decree No. 23 / 2005, all operators have an ongoing duty to register their new prepaid cellular subscribers and to periodically update regulators on the progress of registration.

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the placement and operation of our satellite are subject to registration with the Radio Frequency Bureau of the International Telecommunications Union and the Intelsat consultation process. Following the World Radiocommunication Conference, or the WRC, from October 22, 2007 to November 16, 2007, Indonesia’s satellite characteristics at orbital slots 113E and 150.5E have been registered with the International Telecommunications Union. To facilitate utilization of the 150.5E orbital slot, the DGPT promulgated Decree No. 79 / DIRJEN / 2009 on March 12, 2009, which created a working group consisting of the DGPT, Telkom and us. In conjunction with this purpose, on March 16, 2009, the Ministry of Communication and Information Technology issued Letter No. 110 / M. KOMINFO / 03 / 2009 agreeing to work with us and Telkom to facilitate prompt utilization of the orbital slot.

Frequency of Fixed Wireless Access-CDMA

Through the Communication and Information Technology Ministerial Decree No. 181 / 2006, the Government has reallocated frequency for FWA operators in the 800 MHz frequency as part of a frequency clearance for 3G services (IMT-2000). Indosat had previously been granted 5 MHz in Uplink frequency 1880-1885 MHz and Downlink 1960-1965 MHz in Jakarta, Banten and West Java and Uplink frequency 830-835 MHz and Downlink 875-880 MHz in other parts of Indonesia. According to the above regulation, Indosat has been granted 2x1.23 MHz in frequency (Uplink 842.055-843.285 MHz in conjunction with Downlink 887.055-888.285 MHz and Uplink 843.285-844.515 MHz in conjunction with Downlink 888.285-889.515) nationwide. The migration of the frequency has been successfully implemented as of December 31, 2007. On January 16, 2009, the Government enacted Government Regulation No. 7 / 2009, which established a penalty for noncompliance with licenses for telecommunication networks and/or basic telephony and value-added services for telephony and multimedia, as well noncompliance with other related regulations. The applicable penalty will range from Rp500,000 to Rp10.0 billion and will be assessed in the form of a fine for noncompliance with certain criteria relating to, among other things, service quality, interconnection, local content fulfilments and reporting obligations. The regulation will take effect on January 16, 2010.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007, and 2008, included elsewhere herein. The audited consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. See “—Summary of Significant Differences between Indonesian GAAP and U.S. GAAP” for a summary of certain material differences between Indonesian GAAP and U.S. GAAP as such differences apply to our financial condition and results of operations. Certain amounts (including percentage amounts) have been rounded for convenience.

A. OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2008, we were the second-largest cellular operator in Indonesia as measured by number of cellular subscribers. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

Factors Affecting our Results of Operations and Financial Condition

Our results of operations and financial condition have been affected and will continue to be affected by a number of factors, including the following:

Cellular Subscriber Growth and Usage Patterns

Since the launch of our cellular services in Indonesia, we have recorded our cellular subscriber growth each year. Our cellular subscriber base has grown from 16.7 million subscribers as of December 31, 2006 to 36.5 million as of December 31, 2008. Operating revenues from cellular services have grown from Rp9,227.5 billion, representing 75.4% of our total operating revenues in 2006 to Rp14,178.9 billion, representing 76.0% of our total operating revenues in 2008. This growth has been driven by continued growth in demand for cellular and other telecommunications services in Indonesia coupled with expansion of our cellular network and capacity and our marketing efforts to attract new subscribers. The number and usage behavior of new cellular subscribers may vary from quarter to quarter, depending in part on the pricing packages we offer during a particular quarter and those offered by our competitors.

Following the merger of Satelindo and IM3 into Indosat in 2003, we began a network integration process to combine these two networks using a common cellular platform. As this network integration process involved a wide geographical area and equipment compatibility issues, some of our cellular subscribers experienced periods of inconsistent cellular service quality during various stages of the integration, particularly in 2005 and in the Java region. As a result, we were unable to launch marketing initiatives related to our cellular services on a nationwide basis until the first quarter of 2006. We believe these network integration issues contributed significantly to our decrease of approximately 1.5 million cellular subscribers during the first quarter of 2006. We completed our network integration during the first quarter of 2006 and we believe our cellular service quality has improved. After the network integration, we began launching several nationwide marketing initiatives to attract new cellular subscribers, including Mentari “Freetalk,” Mentari “Hebat” and IM3 “Raja SMS.” As a result of these initiatives, we experienced increased SMS usage and voice traffic relative to the number of cellular subscribers in 2007 and 2008 as compared to prior periods. In 2008, we continued to launch several marketing initiatives, including Mentari “Free Talk” and IM3 “Raja SMS,” and to promote the Mentari “Hebat” campaigns. As a result of these programs, we also recorded a 49.0% increase in the number of cellular subscribers from 24.5 million in December 2007 to 36.5 million in December 2008. Although our cellular network quality has improved and several marketing initiatives have been launched in the first half of 2007, the effect of these events on our financial condition continued into the second half of 2007 and in 2008.

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

Tariff Levels

Based on previous regulations, retail tariffs such as activation fees, monthly fees, per second usage tariffs for cellular services as well as for fixed telecommunications and leased circuit services tariffs were regulated by the Government. The fixed telecommunications services tariff formulation is intended to determine the ceiling price while cellular communication services tariff formulation is intended to determine the floor price. The Government uses a tariff calculation formula to determine leased circuit services tariffs, which in effect obligates all fixed telecommunications operators to implement tariff formulations based on the actual and forecasted costs of providing the services.

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

Capital Expenditures

As we continue to expand the coverage, capacity and quality of our network in order to add subscribers, we will need to continue to make significant capital expenditures. From the beginning of 2006 through 2008, we invested a total of Rp28,989.6 billion (US$2,929.9 million) in our various businesses. Under our current capital expenditures program, we plan to invest at least US$600.0 million in 2009 in capital expenditures for our various businesses. While we plan to use internal resources and cash flow from operations to finance such planned capital expenditures, we also expect to explore opportunities to raise financing through external sources. We face liquidity risk if certain events occur, including but not limited to, the Indonesian economy growing more slowly than expected, our debt ratings being downgraded or our financial performance or financial ratios deteriorating.

Foreign Exchange Volatility

The Indonesian rupiah has appreciated considerably over the last decade from its low point of approximately Rp17,000 per U.S. dollar during the Asian financial crisis. During the period between January 1, 2005 through December 31, 2008, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp8,672 per U.S. dollar, and, during the year 2008, ranged from a low of Rp12,400 per U.S. dollar to a high of Rp9,051 per U.S. dollar. On December 31, 2008, the prevailing Bank Indonesia exchange rate was Rp10,950 per U.S. dollar.

While a substantial portion of our operating revenues is denominated in Indonesian rupiah, a portion of our operating revenues is U.S. dollar-denominated or U.S. dollar-linked. U.S. dollar-linked revenues are based on U.S. dollar rates billed in Indonesian rupiah at the prevailing U.S. dollar to Indonesian rupiah exchange rate. In addition, a substantial portion of our borrowings, capital expenditures and operating expenses, including interest payments on our Guaranteed Notes due 2010, Guaranteed Notes due 2012 and ING/DBS Syndicated Loan Facility, are denominated in currencies other than Indonesian rupiah, principally the U.S. dollar. For the year ended December 31, 2008, 51.3% of our borrowings were denominated in Indonesian rupiah, with the balance in U.S. dollars. A depreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, the Indonesia rupiah value of expenses payable in U.S. dollars will increase by the same factor, thereby requiring us to convert more Indonesian rupiah to pay our U.S. dollar obligations. Conversely, an appreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, it causes a decrease in revenue from foreign carriers for inbound international calls, roaming by foreign carriers’ subscribers in Indonesia and operating revenues from our MIDI services and satellite operations. For the years ended December 31, 2007 and 2008, we recorded a loss on foreign exchange-net of Rp155.3 billion, and Rp885.7 billion, respectively.

In addition, certain of our monetary assets and liabilities are subject to foreign currency exposure. These monetary assets primarily consist of cash, cash equivalents and accounts receivable from foreign telecommunications carriers, as well as our foreign currency-denominated accounts receivable. Our monetary liabilities subject to foreign currency exposure consist of procurements payable, loans payable and bonds payable which were incurred for capital expenditure-related liabilities. The level of our net monetary assets is influenced by the extent to which incoming calls exceed outgoing calls in our IDD business and our foreign currency denominated source of revenues. In an effort to manage our foreign currency exposure and lower our overall funding costs, from 2005 to 2008, we entered into several foreign currency swap contracts in an effort to reduce our foreign currency risk exposure. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not continue to be adversely affected by our exposure to exchange rate risk. Our exposure to foreign exchange fluctuations, particularly as against the U.S. dollar, may increase if we incur additional U.S. dollar-denominated debt to finance our capital expenditure plans.

Overview of Operations

The following table sets forth certain segment information with respect to each of our principal products and services for the periods indicated:

	Cellular	Fixed telecommun- ications	MIDI	Total
	(Rp. in billions)
As of and for the year ended December 31, 2006:(1)
Operating revenues	9,227.5	1,109.3	1,902.6	12,239.4
Operating income	2,291.9	627.6	479.1	3,398.6
Depreciation and amortization	2,967.2	182.7	503.4	3,653.3
Segment assets	30,550.2	1,552.0	3,738.0	35,840.3
Segment liabilities	19,665.8	760.3	931.6	21,357.7
Capital expenditures for segment assets	5,961.1	366.7	593.5	6,921.3

As of and for the year ended December 31, 2007:(1)
Operating revenues	12,752.5	1,567.4	2,168.6	16,488.5
Operating income	3,438.8	661.0	419.8	4,519.6
Depreciation and amortization	3,477.0	198.4	519.8	4,195.2
Segment assets	35,594.5	1,667.5	4,923.6	42,185.6
Segment liabilities	27,859.4	989.6	1,278.6	30,127.6
Capital expenditures for segment assets	8,382.6	428.3	915.3	9,726.4

As of and for the year ended December 31, 2008:(1)
Operating revenues	14,178.9	1,744.7	2,735.5	18,659.1
Operating income	3,148.9	793.7	790.7	4,733.3
Depreciation and amortization	3,730.6	290.8	566.4	4,587.9
Segment assets	39,472.7	2,570.1	7,115.9	49,158.8
Segment liabilities	29,574.7	1,197.3	3,795.1	34,567.2
Capital expenditures for segment assets	10,042.8	682.9	1,616.2	12,341.9

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

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI services and fixed telecommunications (principally international long-distance). The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the year ended December 31,
	2006		2007		2008
	(Rp. in billions, except percentages)
Operating revenues:
Cellular	9,227.5	75.4%	12,752.5	77.3%	14,178.9	76.0%
MIDI	1,902.6	15.5	2,168.6	13.2	2,735.5	14.7
Fixed telecommunications	1,109.3	9.1	1,567.4	9.5	1,744.7	9.3

Total operating revenues	12,239.4	100.0%	16,488.5	100.0%	18,659.1	100.0%

The principal drivers of our operating revenues for all of our services are subscriber numbers, usage levels and the rates for services. Usage levels for our services are affected by several factors, including continued growth in demand for telecommunications services in Indonesia, the continued development of the Indonesian economy and competition.

Cellular Services. We derive our cellular services operating revenues from charges for cellular usage, value-added features, monthly subscription and connection fees as well as interconnection charges from other telecommunications providers. In the fourth quarter of 2008, we began recording sales of wireless broadband modems and usage of wireless broadband data communications as cellular services operating revenues. Such revenue was previously recorded under MIDI services operating revenues.

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the year ended December 31,
	2006	2007	2008
	(Rp. in billions)
Usage charges	5,317.9	6,542.9	7,021.9
Value-added features	3,022.7	4,185.3	5,095.1
Interconnection income	697.3	1,847.5	1,826.0
Connection fees	103.5	79.1	68.4
Monthly subscription charges	9.9	20.4	66.3
Others	76.2	77.3	101.2

Total cellular services operating revenues	9,227.5	12,752.5	14,178.9

A substantial proportion of our cellular subscribers are prepaid subscribers (approximately 97.5% as of December 31, 2008). We offer a variety of value-added features to our prepaid subscribers, which have increased cellular services operating revenues from value-added features, in particular SMS and value-added SMS, which allows access to a variety of information, such as politics, sports and business news. We have expanded the value-added features available to prepaid subscribers, including ring-back tones, voice SMS, mobile office, voicemail, GPRS and MMS services. We anticipate SMS and other value-added features will continue to increase as a proportion of our cellular services operating revenues as we continue to make available new value-added features to our prepaid cellular subscribers. For instance, in 2007, we launched 3.5G wireless broadband services in Jakarta and Surabaya, which showed strong subscriber growth. We currently offer these services to 19 cities in Indonesia and plan to continue to expand these services to more cities.

The number of our cellular subscribers has increased from 16,704,639 as of December 31, 2006 to 24,545,422 and 36,510,246 cellular subscribers as of December 31, 2007 and 2008, respectively, representing a 48.7% increase from 2007 to 2008.

We recognize cellular revenues as follows:

•	cellular services operating revenues arising from usage charges and roaming calls are recognized based on the duration of successful calls made using our cellular network;

•	for postpaid subscribers, monthly service fees are recognized at the time the service is provided;

•

for prepaid customers, the activation component of cellular services operating revenues received from starter package sales is recognized upon activation by end-customers. Sales of initial and re-load vouchers are recorded as unearned revenues and recognized as cellular services operating revenues upon usage of the airtime or expiration of the airtime;

•

sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers. Depending on the arrangement with the customers, revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges;

•	cellular services operating revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of actual recorded traffic for the month; and

•	cellular services operating revenues are presented on a net basis after compensation to value-added service providers.

Prior to 2007, we utilized revenue-sharing agreements to set interconnection fees with certain cellular operators, and we recorded operating revenues from such interconnections on a net-based method, after interconnection expenses and after allocations to overseas international carriers. However, starting in 2007, the Government adopted a new cost-based interconnection regime. Under this new regime, we now report operating revenues on a gross basis rather than on a net based method. Under gross basis, we recognize interconnection income in operating revenue and interconnection expenses in operating expenses. During all reported periods, however, domestic interconnection charges with Telkom are determined based on tariff guidelines established by the Government, and we record operating revenues for such interconnections on a gross basis, before interconnection expenses, but after allocations to overseas international carriers. We account for tariff-based interconnection expenses as operating expenses in the year incurred. Pursuant to the cost-based interconnection regime, operators providing SMS will use the SKA (Sender keep All) mechanism.

MIDI Services. Our MIDI services operating revenues consist primarily of revenues from high-speed leased lines and frame relay services provided by us and Lintasarta, digital data network services provided by Lintasarta, satellite services and Internet services provided by us, IMM and Lintasarta. Operating revenues from MIDI services are comprised of fixed-cost charges for high-speed leased lines and satellite services, or a combination of fixed fees and volume charges for other services. In most instances, a connection fee is charged when the service is installed or location of service is moved. Thereafter, a monthly fee is assessed, together with applicable usage fees calculated according to bandwidth, volume, duration or type of plan. Revenue from leased line services is derived from monthly fixed-cost charges based on the length of the line, the speed and bandwidth capability of the line, the type of line service provided, whether the service site is local or international, and site installation charges. Beginning in the fourth quarter of 2008, we reclassified sales of wireless broadband modems and usage of wireless broadband data communications from MIDI services into our cellular services business segment and began recording such revenue as cellular services operating revenue.

A substantial portion of our MIDI services operating revenues is denominated in U.S. dollars and is thus affected by fluctuations in the Indonesian rupiah to U.S. dollar exchange rate. Our MIDI services operating revenues have also been affected recently by a number of other factors, including competition from local providers as well as unlicensed international providers, declining tariffs and a shift from leased lines to lower cost services, such as frame relay. We expect such trends to continue but anticipate that the effects will be offset by increased volumes, including increased volumes due to the expansion of our domestic market presence in MIDI services.

We recognize installation service revenues for Internet services at the time installations are placed in services and for frame net, World Link and Direct Link services upon the completion of the installation or connection of equipment used for network connection purposes in the customers’ premises. We recognize revenues from monthly service fees and other MIDI services as the services are rendered. Revenues from usage charges for Internet services are recognized monthly based on the duration of Internet usage or based on the fixed amount of charges depending on the arrangement with the customers. We record satellite revenues on a straight-line basis over the lease period for the transponder. Monthly rent for satellite transponder capacity is based primarily on the leased capacity.

Fixed Telecommunications Services. Fixed telecommunications services include international long-distance, fixed wireless access services, which we introduced in 2004, and fixed line services. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 78.7% of our operating revenues from fixed telecommunications services in 2008 and fixed wireless access and fixed line services represented the balance.

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

Fixed Wireless Access Services. As of December 31, 2008, we had 761,589 fixed wireless access subscribers in 52 cities in Indonesia. By the end of 2008, we expanded our fixed wireless access services to several additional cities in order to create capacity for approximately four million fixed wireless access subscribers. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

Fixed wireless access revenues arising from usage charges are recognized based on the duration of successful calls made through our fixed network. For postpaid subscribers, activation fees are recognized upon activation of new subscribers in our fixed network while monthly service fees are recognized as the service is provided. For prepaid subscribers, the activation component of starter package sales is recognized upon activation by end-customers. Sale of initial or reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line Services. Fixed line services comprise international long-distance services, “001” and “008” IDD services and “Flatcall 01016.” Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through our fixed network.

Operating Expenses

Our principal operating expenses include cost of services, depreciation and amortization, personnel costs, administrative and general expenses and marketing. In 2007, we began reporting interconnection revenues on a gross basis, recording interconnection expenses in operating expenses under cost of services as a result of switching to the cost-based system of interconnection rates. As this new cost-based regime only became effective from January 1, 2007 onwards, we have not restated our income statements for the periods prior to 2007 to reflect the gross basis.

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

Other Income (Expense)

The major components of our other income (expense) are interest income, gain (loss) on foreign exchange-net, amortization of goodwill, financing cost, gain (loss) on change in the fair value of derivatives-net. Foreign exchange gain or loss has typically been affected by the amount of non-Indonesian rupiah-denominated debt outstanding, accounts receivable from overseas international carriers and the currency of our cash and cash equivalents. We currently hedge a portion of our U.S. dollar-denominated obligations under our Guaranteed Notes due 2010, Guaranteed Notes due 2012 and our ING/DBS Syndicated Loan Facility. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.”

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

For each of the consolidated entities, the tax effects of temporary differences and tax loss carry-over, which individually are either assets or liabilities, are shown at the applicable net amounts. Our deferred tax—net has fluctuated over the years ended December 31, 2006, 2007 and 2008 principally as a result of differences between financial and tax reporting. Starting in fiscal year 2009, our corporate tax rate will decrease from our current rate ranging from 10.0% to 30.0% to a single rate of 28.0% for fiscal year 2009 and 25.0% for fiscal year 2010 onwards pursuant to the new Law No. 36 of 2008 which was promulgated in September 2008 and revised Law No. 7 of 1983 regarding “Income Tax.”

Net Income

Our net income for the years ended December 31, 2006, 2007 and 2008 does not reflect the growth in operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our net income over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange-net, and gain or loss on change in the fair value of derivatives-net.

Results of Operations

The following table sets forth line items from our 2006 consolidated statements of income which have been reclassified to Operating Expenses-Cost of Services to conform with the presentation of accounts in our 2007 and 2008 consolidated statement of income:

	Amounts
	2006	2007	2008
	(Rp. in billions)
Operating expenses-compensation to telecommunication carriers and service provider	369.7	1,708.0	1,909.4
Operating expenses-maintenance	585.2	765.6	903.2
Operating expenses-leased circuits	180.2	235.7	350.3
Operating expenses-other cost of services	1,569.1	2,070.6	2,880.4

The following table sets forth selected income statement data expressed as a percentage of total operating revenues for the periods indicated:

	For the year ended December 31,
	2006	2007	2008
Operating revenues:
Cellular	75.4%	77.3%	76.0%
MIDI	15.5	13.2	14.7
Fixed telecommunications	9.1	9.5	9.3

Total operating revenues	100%	100%	100%

Operating expenses:
Cost of services	22.1%	29.0%	32.4%
Depreciation and amortization	29.8	25.4	24.6
Personnel	11.0	9.7	8.8
Marketing	3.8	4.2	4.9
Administration and general	5.4	4.3	4.0
Total operating expenses	72.2	72.6	74.7
Operating income	27.8	27.4	25.3
Other income (expense)-net	(11.2)	(9.6)	12.9
Income before income tax	16.5	17.8	12.4
Income tax benefit (expense)-net	(4.7)	(5.2)	2.3
Net income	11.5%	12.4%	10.1%

2008 Compared to 2007

Operating Revenues

Total operating revenues increased from Rp16,488.5 billion in 2007 to Rp18,659.1 billion in 2008, or 13.2%, primarily as a result of growth in operating revenue from cellular services and MIDI services. During 2008, operating revenues from cellular services increased by Rp1,426.4 billion, or 11.2%, from Rp12,752.5 billion in 2007. Operating revenues from MIDI services increased by Rp566.9 billion, or 26.1%, from Rp2,168.6 billion in 2007. Operating revenues from fixed telecommunications services increased by Rp177.3 billion, or 11.3%, from Rp1,567.4 billion in 2007.

Cellular Services. In 2008, we recorded cellular services operating revenues of Rp14,178.9 billion, an increase of 11.2% from Rp12,752.5 billion in 2007. As a result, operating revenues from cellular services represented 76.0% of our total operating revenues for 2008, compared to 77.3% for 2007. Such growth was lower than our 48.7% increase in cellular subscribers from 2007 to 2008 primarily as a result of a decrease in our effective revenue per minute following discounts and bonuses we offered in tariff packages in response to increased price competition as well as the impact of lower interconnection charges. These competitive tariff packages helped increase penetration in the low income subscriber market and helped increase our total subscriber numbers.

Usage charges increased by Rp478.9 billion, or 7.3%, from 2007, and represented 49.5% of our total cellular services operating revenues. This increase in usage was primarily due to aggressive marketing efforts to attract new subscribers and the expansion of our cellular subscriber base following increased price competition, which made it more affordable to use cellular phones and resulted in an increase in total cellular usage.

In 2008, cellular services operating revenues generated by value-added features increased by Rp909.8 billion, or 21.7%, compared to 2007 primarily due to increase usage of SMS, value-added services and wireless broadband, which we previously recorded under MIDI services. The contribution of value-added features to cellular services operating revenues increased by 3.1% from 32.8% in 2007 to 35.9% in 2008.

MIDI Services. In 2008, operating revenues from MIDI services increased by 26.1% from Rp2,168.6 billion in 2007 to Rp2,735.5 billion in 2008 primarily due to increased domestic demand for Internet, IP VPN and leased lines services. IP VPN operating revenues represented the largest component of MIDI services operating revenue, which increased by Rp214.2 billion. Growth in IP VPN services was driven by higher capacity and more dedicated circuits being leased by wholesale customers. Operating revenues from Internet services also increased by Rp133.9 billion primarily due to increasing ISP and Internet protocol-based services.

Fixed Telecommunications Services. Fixed telecommunications services operating revenues increased by 11.3% to Rp1,744.7 billion in 2008 from Rp1,567.4 billion in 2007. Operating revenues from international calls and fixed wireless access services represented 78.7% and 14.0%, respectively, of fixed telecommunications services operating revenues. The remaining 7.3% of fixed telecommunications services operating revenues in 2008 was generated by fixed line and other services. Revenues from international calls increased from Rp1,230.2 billion in 2007 to Rp1,373.1 billion in 2008 due to increases in incoming call revenue, which offset the effect of a decrease in outgoing call revenue as a result of competition with other operators such as Telkom and VoIP providers. The total volume of international calls from our “001” and “008” gateways also increased by 27.7% from 1,533.5 million minutes in 2007 to 1,958.4 million minutes in 2008. Total incoming traffic increased by 20.0% from 1,236.6 million minutes in 2007 to 1,484.5 million minutes in 2008, primarily due to volume commitments with several foreign telecommunication operators. Outgoing traffic increased by 59.7% from 296.9 million minutes in 2007 to 474.0 million minutes in 2008 primarily due to increased user traffic from Indosat access such as through “Flatcall 01016.” Outgoing traffic from non-Indosat access decreased due to competition from other domestic telecommunications operators as well as from VoIP providers.

Operating revenues from fixed wireless access services increased from Rp218.7 billion in 2007 to Rp244.3 billion in 2008 primarily due to increases in our fixed wireless access subscriber base.

Operating Expenses

Operating expenses increased by Rp1,957.0 billion, or 16.4%, from Rp11,968.9 billion in 2007 to Rp13,925.9 billion in 2008 primarily due to increases in cost of services expenses, depreciation and amortization expenses and stepped up marketing expenses in response to intensified competition in the Indonesian telecommunications market.

Cost of services expenses increased by Rp1,263.5 billion, or 26.4%, from Rp4,779.9 billion in 2007 to Rp6,043.4 billion in 2008 primarily due to increases in expenses relating to Government levies such as radio frequency fees, USO fees and concession fees which resulted from our expanded number of cellular base stations and an increase in our cellular operating revenue in 2008. Cost of services expense also increased as a result of increases in (i) utilities and rental site expenses resulting from an expanded number of cellular sites; (ii) interconnection expenses as a result of increased off-net traffic; (iii) maintenance expenses as a result of additional fixed assets; (iv) leased circuit expenses as a result of network expansion for cellular and MIDI services; and (v) the cost of SIM cards and pulse reload vouchers due to increased sales of starter packs.

Depreciation and amortization expenses increased by 9.4% from Rp4,195.2 billion in 2007 to Rp4,587.9 billion in 2008 primarily as a result of the continued deployment of new cellular equipment and a regrouping of certain property and equipment starting January 1, 2008, as a result of periodic review and assessment of the economic useful lives of our assets.

Personnel costs increased by Rp44.2 billion, or 2.8%, from Rp1,594.8 billion in 2007 to Rp1,639.0 billion in 2008, primarily due to inflation-based adjustments in salaries.

Marketing expenses increased by Rp225.2 billion, or 32.5%, from Rp692.9 billion in 2007 to Rp918.1 billion in 2008 primarily due to aggressive marketing campaigns and promotions strategically implemented in response to intensified competition.

Administration and general expenses increased by Rp31.3 billion, or 4.4%, from Rp706.1 billion in 2007 to Rp737.4 billion in 2008 primarily due to increases in professional fees, rents, office utility costs and training costs while our provisions for doubtful account, public relations costs and catering decreased. The decrease in provisions for doubtful account resulted from a reversal in allowance for doubtful accounts for a related party following a settlement for long outstanding receivables. The receivables were derived from a MIDI customer for which we had previously provided 100% allowance.

Operating Income

As a result of the above factors, operating income increased by Rp213.7 billion or 4.7% from Rp4,519.6 billion in 2007 to Rp4,733.3 billion in 2008.

Other Expenses-Net

Other expenses-net increased by Rp818.2 billion, or 51.5%, from Rp1,590.0 billion in 2007 to Rp2,408.2 billion in 2008, primarily due to increased losses in foreign exchange, particularly in the fourth quarter of 2008, higher financing costs and decreased gains on change in fair value of derivatives-net.

Gain on change in fair value of derivative-net increased by Rp68.6 billion, or 100.8%, from Rp68.0 billion in 2007 to Rp136.6 billion in 2008 due to the increase in foreign exchange rates, as the Indonesia rupiah swap rate represented a higher present value of the future cash inflows to us. Loss on foreign exchange-net increased by Rp730.4 billion, or 470.3%, from Rp155.3 billion in 2007 to Rp885.7 billion in 2008 due to the weakening of the Indonesian rupiah against the U.S. dollar during 2008, particularly in the fourth quarter of 2008.

We recorded financing costs of Rp1,858.3 billion in 2008 compared to expenses of Rp1,428.6 billion in 2007, representing a 30.1% increase compared to 2007, principally resulting from new bond and loan issuances in 2008, such as our ING/DBS syndicated loan facility, HSBC Commercial facility, HSBC COFACE term facility and HSBC Sinosure term facility and the issuance of our Sixth Indosat Bonds and Third Syari’ah Ijarah Bonds, which were issued to finance capital expenditures. While these new bond and loan issuances had a higher value than the debt repayment for our ING/DBS syndicated loan, our Second Indosat Bonds and our First Syaria’ah Ijarah Bonds, our average interest rate decreased due to the lower interest rates of the new bond and loan issuances.

We recorded an increase in interest income to Rp460.1 billion in 2008, which was an increase of Rp227.7 billion, or 98.0%, over 2007 due to higher average cash balances and higher interest rates.

Others-net decreased by Rp46.5 billion, or 58.1%, from Rp80.0 billion in 2007 to Rp33.5 billion in 2008 primarily due to the decrease in tax assessment penalties.

Taxation

We recorded income tax expense—net of Rp859.5 billion in 2007 compared to Rp419.8 billion in 2008. The decrease in income tax expense-net was primarily due to decreases in current income tax expense and recorded benefit in deferred income tax. The decrease in current income tax expenses was primarily due to a decrease in income before tax as a result of loss on foreign exchange and higher financing costs. We recorded income tax expense deferred of Rp198.8 billion in 2007 compared to an income tax benefit deferred of Rp159.9 billion in 2008 primarily due to adjustments in the recognition of income tax rate, which will change from a tax rate ranging from 10.0% to 30.0% in 2008 to 28.0% in 2009 and 25.0% in 2010 and result in a significant reduction in our net deferred tax liabilities.

Net Income

Our net income decreased by Rp163.5 billion, or 8.0%, from Rp2,042.0 billion in 2007 to Rp1,878.5 billion in 2008 due to the foregoing factors.

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

Fixed Telecommunications Services. Fixed telecommunications services operating revenues increased by 41.3% to Rp1,567.4 billion in 2007 from Rp1,109.3 billion in 2006. Operating revenues from international calls and fixed wireless access services represented 78.5% and 14.0%, respectively, of fixed telecommunications services operating revenues. The remaining 7.5% of fixed telecommunications services operating revenues in 2007 was generated by fixed line and other services. Revenues from international calls increased from Rp857.7 billion in 2006 to Rp1,230.2 billion in 2007 due to increases in incoming call revenue, although our outgoing call revenue decreased due to competition with other operators such as Telkom. However, the total volume of international calls from our “001” and “008” gateways increased by 35.2% from 1,134.3 million minutes in 2006 to 1,533.5 million minutes in 2007. Total incoming traffic increased by 26.1% from 980.5 million minutes in 2006 to 1,236.6 million minutes in 2007, primarily due to pricing and volume commitments with several foreign telecommunications operators. Outgoing traffic increased by 93.0% from 153.8 million minutes in 2006 to 296.9 million minutes in 2007 primarily due to increased user traffic from “Flatcall 01016.” Outgoing traffic from non-Indosat access decreased due to competition from other domestic telecommunications operators as well as from VoIP providers.

While our operating revenues from “Flatcall 01016,” which charges a lower tariff per minute, have been increasing, such increases have been unable to compensate for lower operating revenues generated by international long-distance services. Operating revenues from fixed wireless access services increased from Rp149.9 billion in 2006 to Rp218.7 billion in 2007 primarily due to an increase in our fixed wireless access subscriber base.

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

Depreciation and amortization expenses increased by 14.8% from Rp3,653.3 billion in 2006 to Rp4,195.2 billion in 2007 primarily due to the continued deployment of new cellular equipment. Typically, we experience several months time lag between when we make a certain capital expenditures and when we begin to depreciate the assets related to such capital expenditures.

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

Other Expenses-Net

Other expenses-net increased by Rp214.2 billion, or 15.6%, from Rp1,375.8 billion in 2006 to Rp1,590.0 billion in 2007, primarily due to an increase in gain (loss) on derivatives and a decrease in gain (loss) in foreign exchange.

We recorded financing costs of Rp1,428.6 billion in 2007 compared to expenses of Rp1,248.9 billion in 2006, representing a 14.0% increase compared to 2006, principally resulting from our issuance of the Fifth Indosat Bonds and new loan facilities including our Bank Central Asia Loan Facility, Bank Mandiri Loan Facility and Goldman Sachs International Loan Facility, which, notwithstanding the repayment amount of our Second Indosat Bonds, Indosat Mudharabah Syar’iah Bonds and Investment Credit Facility III, resulted in an increase in our debts outstanding during 2007. However, these new debts have lower interest rates than the debts we repaid in 2007.

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

Cash Flows

The following table sets forth certain information regarding our historical cash flows:

	For the years ended December 31,
	2006	2007	2008
	(Rp. in billions)
Net cash flows:
Provided by operating activities	5,669.6	8,273.9	6,513.3
Used in investing activities	(6,331.0)	(7,290.4)	(10,286.9)
Provided by (used in) financing activities	(1,248.7)	4,236.9	1,458.5

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp5,669.6 billion, Rp8,273.9 billion and Rp6,513.3 billion for 2006, 2007 and 2008, respectively. In 2006, net cash provided by operating activities increased from 2005 primarily due to increased cellular services operating revenue and a net gain from the settlement of currency forward contracts. In 2007, net cash provided by operating activities increased primarily due to an increase in operating revenue of Rp4,249.1 billion driven by growth in cellular services, MIDI and fixed telecommunication services, although such increase was partially offset by an increase in interconnection costs of approximately Rp1,333.9 billion. In 2008, net cash provided by operating activities decreased primarily due to an increase in operating expenses of Rp1,992.8 billion, an increase in interest expenses paid and a cross currency swap premium paid in 2008.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp6,331.0 billion, Rp7,290.4 billion and Rp10,286.9 billion for 2006, 2007 and 2008, respectively. Net cash used in investing activities for 2006, 2007 and 2008 has been driven primarily by significant acquisitions of property and equipment, totaling Rp6,054.0 billion, Rp6,933.6 billion and Rp10,307.9 billion, respectively, as we expanded our network coverage and capacity. The property and equipment purchased primarily included telecommunications peripherals, office equipment, FWA technical equipment, cellular technical equipment and building and leasehold improvements.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities amounted to Rp4,236.9 billion and Rp1,458.5 billion in 2007 and 2008, respectively, while net cash used in financing activities in 2006 amounted to Rp1,248.7 billion. Net cash used in financing activities in 2006 related primarily to the repayment of bonds payable totaling Rp956.6 billion and a cash dividend paid of Rp809.0 billion. In 2006, we also received proceeds from long-term loans and from the exercise of Employee Stock Option Program Phase I and II amounting to Rp357.4 billion and Rp287.9 billion, respectively. Net cash provided by financing activities in 2007 related primarily to proceeds from (i) the issuance of the Fifth Indosat Bonds and our Second Syari’ah Ijarah Bonds, amounting to Rp3,000.0 billion and (ii) loans from Goldman Sachs International, Bank Central Asia and Bank Mandiri, amounting to Rp4,450.9 billion, which were partially offset by repayment of bonds payable totaling Rp1,050 billion and loans payable totaling Rp1,377.7 billion. Net cash provided by financing activities in 2008 related primarily to additional long-

term loans and bonds received in 2008 amounting to Rp6,776.6 billion which was partially offset by repayments of bonds payable of Rp3,828.8 billion and a cash dividend paid of Rp1,021.0 billion .

Principal Indebtedness

As of December 31, 2008, we had outstanding borrowings of Rp21,756.7 billion comprised of:

•	loans payable (net of unamortized issuance cost and current maturities) of Rp10,812.2 billion;

•	bonds payable (net of unamortized issuance cost, unamortized discount and current maturities) of Rp10,315.6 billion;

•	current maturities of loans payable of Rp572.5 billion; and

•	current maturities of bonds payable of Rp56.4 billion.

The increase in loans payable (net of unamortized issuance cost and current maturities) to Rp10,812.2 billion as of December 31, 2008 from Rp4,249.0 billion as of December 31, 2007 was primarily due to additional loans drawndown from our ING/DBS Syndicated Loan Facility, HSBC COFACE Term Facility, HSBC Sinosure Term Facility and Bank DBS Indonesia Loan Facility in 2008 as well as additional amounts from the increase in fair value of foreign exchange conversion option from our Goldman Sachs International Loan Facility.

The increase in bonds payable (net of unamortized issuance cost, unamortized discount and current maturities) to Rp10,315.6 billion as of December 31, 2008 from Rp10,088.7 billion as of December 31, 2007 was primarily due to the issuance of our Sixth Indosat Bonds and our Third Syari’ah Ijarah Bonds in 2008. Our debt to equity ratio increased from 100.9% as of December 31, 2007 to 125.0% as of December 31, 2008. Our existing debt agreements contain, among other things, certain restrictive covenants, including debt service coverage ratios, limitations on total debt and restrictions on liens, sale of assets and merger activities.

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions. On September 12 and 13, 2005, we repurchased a portion of Series A of our First Indosat Bonds in the principal amount of Rp48.5 billion at a price equal to 101.175% of the principal amount repurchased and additional unpaid interest of Rp50.6 billion.

Following Qtel’s acquisition of 40.81% of our issued and outstanding share capital in June 2008, we made change of control offers to repurchase all of our outstanding Guaranteed Notes due 2010 and Guaranteed Notes due 2012 for cash at a price of 101% of their principal amount plus accrued interest. Pursuant to these change of control offers, we repurchased US$65.2 million and US$140.6 million principal amount of the Guaranteed Notes due 2010 and Guaranteed Notes due 2012, respectively. During May and November 2007, we also repaid a portion of our Export Credit Facility amounting to US$7.6 million. We repaid Rp1,860.0 billion on our Third Indosat Bonds upon maturity of our Series A Third Indosat Bonds on October 22, 2008.

The following discussion describes our primary long-term indebtedness and bonds payable.

Second Indosat Bonds

On November 6, 2002, we issued our Indosat Bonds II, or the Second Indosat Bonds, with fixed and floating rates. The Second Indosat Bonds have a total face value of Rp1,075.0 billion. The bonds consist of three series:

•	The Series A bonds, with an original face value of Rp775.0 billion, bear interest at a fixed rate of 15.75% per annum beginning February 6, 2003. The Series A bonds matured on November 6, 2007.

•	The Series B bonds, with an original face value of Rp200.0 billion, bear interest at a fixed rate of 16.0% per annum, payable quarterly for 30 years beginning February 6, 2003. We have the right to

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

•

The Series C bonds, with an original face value of Rp100.0 billion, bear interest at a fixed rate at 15.625% per annum for the first year starting February 6, 2003 and bear a floating interest rate for the succeeding years until November 6, 2007. The floating interest rate is determined using the last interest rate for three-month certificate deposits at Bank Indonesia, plus 1.625% per annum. The floating interest rate is subject to a maximum rate of 18.5% per annum and a minimum rate of 15.0% per annum. The Series C bonds matured on November 6, 2007.

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

On November 6, 2007, we repaid in full the Series A and Series C Second Indosat Bonds amounting to Rp875.0 billion. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Series B Second Indosat Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” to new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement to these bonds.

Third Indosat Bonds

On October 15, 2003, we issued our Indosat Bonds III, or the Third Indosat Bonds, in two series with a total face value of Rp2,500.0 billion. Series A will mature in October 22, 2008 and Series B will mature in October 22, 2010.

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

We repaid Rp1,860.0 billion on our Third Indosat Bonds upon maturity of our Series A bonds on October 21, 2008. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Series B Third Indosat Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” to new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement to these bonds.

Fourth Indosat Bonds

On June 21, 2005, we issued our Indosat Bonds IV, or the Fourth Indosat Bonds. The Fourth Indosat Bonds have a total face value of Rp815.0 billion and will mature in June 21, 2011. The Fourth Indosat Bonds bear interest at a fixed rate of 12.0% per annum, payable on a quarterly basis. We have the right to prepay all of the bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price.

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

On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Fourth Indosat Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” to new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement to these bonds.

Fifth Indosat Bonds

On May 29, 2007, we issued our Indosat Bonds V, or the Fifth Indosat Bonds, in two series with a total face value of Rp2,600.0 billion. The Series A bonds will mature on May 29, 2014 and the Series B bonds will mature on May 29, 2017. The Series A bonds bear interest at a fixed rate of 10.2% per annum and the Series B bonds bear a fixed interest rate of 10.65% per annum. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price, either temporarily or for the purpose of early settlement.

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

On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Fifth Indosat Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” and “Equity,” to a new definition for “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement to these bonds.

Sixth Indosat Bonds

On April 9, 2008, we issued our Indosat Bonds VI, or the Sixth Indosat Bonds, in two series with a total face value of Rp1,080.0 billion. The Series A bonds will mature on April 9, 2013 and the Series B bonds will mature on April 9, 2015. The Series A bonds bear a fixed interest rate of 10.25% per annum and the Series B bonds bear fixed interest rate of 10.80% per annum, for seven years from the date of issuance. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at market price, either temporarily or for the purpose of early settlement.

The Sixth Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. We are using the proceeds of the Sixth Indosat Bonds to finance the roll-out of base station sub-systems and transmission systems. We agreed to certain negative covenants, such as maintaining certain financial ratios which are similar to the covenants contained in the Fifth Indosat Bonds. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Sixth Indosat Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” and “Equity,” to a new definition for “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement to these bonds.

Guaranteed Notes due 2010

In October 2003, our finance subsidiary, Indosat Finance Company B.V., issued the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 have a total face value of US$300.0 million and mature on November 5, 2010. The Guaranteed Notes due 2010 bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. Indosat Finance Company B.V. may redeem up to a maximum of 35.0% of the original aggregate principal amount of the Guaranteed Notes due 2010 with the proceeds of one or more public equity offerings by us, at a price equal to 107.75% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2010 are also redeemable at the option of Indosat Finance Company B.V. in whole or in part at any time on or after November 5, 2008 at 103.875%, on or after November 5, 2009 at 101.9375% and on or after November 5, 2010 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 are listed on the Luxembourg Stock Exchange and the Official List of the Singapore Exchange Securities Trading Limited.

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

On January 11, 2006, we completed a consent solicitation in connection with the Guaranteed Notes due 2010. The primary purpose of the consent solicitation was to modify certain covenants related to the Guaranteed Notes due 2010 to those covenants related to the Guaranteed Notes due 2012. By conforming the terms of the Guaranteed Notes due 2010 to the Guaranteed Notes due 2012, we were seeking to achieve increased managed and administrative efficiencies and to modify certain covenants contained in the indenture related to the Guaranteed Notes due 2010 that were more restrictive. On September 19, 2008, we completed a change of control offer for the Guaranteed Notes due 2010. As of December 31, 2008, there are US$234.7 million principal amount of the Guaranteed Notes due 2010 outstanding.

Guaranteed Notes due 2012

On June 22, 2005, our finance subsidiary, Indosat International Finance Company B.V., issued 7.125% Guaranteed Notes due 2012, or the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 have a total face value of US$250.0 million which was issued at 99.323% of their principal amount and mature on June 22, 2012. The Guaranteed Notes due 2012 bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The Guaranteed Notes due 2012 are redeemable at the option of Indosat International Finance Company B.V. in whole or in part at any time on or after June 22, 2010 at 103.5625%, on or after June 22, 2011 at 101.7813% and on or after June 22, 2012 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, Indosat International Finance Company B.V. may redeem up to a maximum of 35.0% of the original aggregate principal amount, from the proceeds of one or more public equity offerings at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2012 are also redeemable at the option of Indosat International Finance Company B.V., in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require

Indosat International Finance Company B.V. or us to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of Indosat International Finance Company B.V. (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of its assets), a holder of the notes has the right to require Indosat International Finance Company B.V. to repurchase all or any part of such holder’s notes at purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 are listed on the Official List of the Singapore Exchange Securities Trading Limited.

We received the proceeds of the Guaranteed Notes due 2012 on June 23, 2005 pursuant to an intercompany loan agreement with Indosat International Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes due 2012 that are substantially similar to the covenants described above for the Guaranteed Notes due 2010 as modified by the consent solicitation.

As part of our capital management strategy, we planned to purchase a portion of the Guaranteed Notes due 2010 and the Guaranteed Notes due 2012 in an amount up to US$100,000,000 in the aggregate, through a combination of the two notes which would not exceed more than 25.0% of the principal amount of either series of notes. However, due to market volatility, we abandoned this plan on April 7, 2008. On September 19, 2008, we completed a change of control offer for the Guaranteed Notes due 2012. As of December 31, 2008, there are US$109.4 million principal amount of the Guaranteed Notes due 2012 outstanding.

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd as the original lender, and ABN Amro Bank, N.V. as the facility agent, for an export credit facility, or the Export Credit Facility, in the aggregate principal amount of US$38.0 million. The Export Credit Facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The Export Credit Facility has an interest rate of 4.15% per annum, which was calculated with reference to the commercial interest reference rate for U.S. dollars. Once amounts under the Export Credit Facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The Export Credit Facility contains certain financial covenants. During 2006 and 2007, we paid installments on this facility in the amount of US$3.8 million and US$7.6 million, respectively. As of December 31, 2008, we had US$19.0 million outstanding under the Export Credit Facility. On March 20, 2009, we entered into an agreement with Finnish Export Credit Ltd to amend the definitions of “Debt,” “EBITDA,” and “Equity” and to change the ratio of Debt to Equity in our Export Credit Facility pursuant to the terms of the deed of amendment attached herewith as Exhibit 15.23.

First Syari’ah Ijarah Bonds

On June 21, 2005, we issued our Sukuk Ijarah Indosat I, or the First Syari’ah Ijarah Bonds, which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The First Syari’ah Ijarah Bonds have a total face value of Rp285.0 billion and mature in June 21, 2011.

The First Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. Holders of the First Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the First Syari’ah Ijarah Bonds, which refers to our operating revenues from lease of our Indosat World Link services. Holders of the First Syari’ah Ijarah Bonds are entitled to certain percentage of such operating revenues. The total Ijarah Installment Fee, expected to be paid to the holders of the First Syari’ah Ijarah Bonds, is Rp34.2 billion per annum. We have the right to make early payment for all of the bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the bonds, we have the right to buy back part or all of the bonds at the market price, either temporarily or for the purpose of early settlement.

The First Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties. In connection with the issuance of the First Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in the Fourth Indosat Bonds. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our First Syari’ah Ijarah Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” to new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement to these bonds.

Second Syari’ah Ijarah Bonds

On May 29, 2007, we issued our Sukuk Ijarah Indosat II, or the Second Syari’ah Ijarah Bonds, which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Second Syari’ah Ijarah Bonds have a total face value of up to Rp400.0 billion and mature in May 2014.

The Second Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. Holders of the Second Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the Second Syari’ah Ijarah Bonds, which refers to our revenues from lease circuit services. Holders of the Second Syari’ah Ijarah Bonds are entitled to a certain percentage of such operating revenues. The total Ijarah Installment Fee, to be paid to the holders of the Second Syari’ah Ijarah Bonds, is Rp40.8 billion per annum. After the first anniversary of the Second Syari’ah Ijarah Bonds, we have the right to buyback part or all of such bonds at the then-prevailing market price.

In connection with the issuance of the Second Syari’ah Ijarah Bonds, we have agreed to certain covenants, which are similar to the covenants contained in the Fifth Indosat Bonds. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Second Syari’ah Ijarah Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” and “Equity,” to a new definition for “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement to these bonds.

Third Syari’ah Ijarah Bonds

On April 9, 2008, we issued our Sukuk Ijarah Indosat III, or the Third Syari’ah Ijarah Bonds, which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Third Syari’ah Ijarah Bonds have a total face value of up to Rp570.0 billion and mature in April 9, 2013.

The Third Syari’ah Ijarah Bonds are not secured by any specific or guaranteed by other parties and rank pari passu with our other unsecured debt. Holders of the Third Syari’ah Ijarah Bonds receive an Ijarah installment fee, or the Ijarah Installment Fee, payable on a quarterly basis, calculated according to such holder’s portion of the Syari’ah Ijarah Bonds, which refers to our revenues from Indosat World Link services and Internet Network Provider services. Holders of the Third Syari’ah Ijarah Bonds are entitled to a certain percentage of such operating revenues. The total Ijarah Installment Fee, expected to be paid to the holders of the Third Syari’ah Ijarah Bonds, is Rp58.425 billion per annum. After the first anniversary of the Third Syari’ah Ijarah Bonds, we have the right to buyback part or all of such bonds at the then-prevailing market price.

In connection with the issuance of the Third Syari’ah Ijarah Bonds, we have agreed to certain covenants, which are similar to the covenants contained in the Sixth Indosat Bonds. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Third Syari’ah Ijarah Bonds, and obtained consents to amendments to the definitions of “Debt,” “EBITDA,” and “Equity,” to a new definition for “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the Trustee Agreement to these bonds.

Goldman Sachs International Loan Facility

On May 30, 2007, we received a loan from Goldman Sachs International, or GSI, of Rp434.3 billion. The loan was provided to us in the amount of US$50.0 million for the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75%, which is payable quarterly every February 28, May 30, August 30 and November 30, commencing August 30, 2007, up to May 30, 2012.

The loan agreement provides an option for GSI to convert the loan into a U.S. dollar loan of US$50.0 million on May 30, 2012, or the Conversion Option. The fair value of the Conversion Option is presented as part of long-term debt. If GSI exercises such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% on the principal amount of US$50.0 million. The principal amount in U.S. dollars and interest thereon will be due on May 30, 2013.

We are required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under our Guaranteed Notes due 2012, (iii) default under any notes issued or guaranteed by us where the settlement is in U.S. dollars or default under any notes issued or guaranteed by us where the settlement is in Indonesian rupiah, (iv) redemption, purchase or cancellation of the Guaranteed Notes due 2012 and there is no other U.S. dollar indebtedness outstanding upon such redemption, purchaser or cancellation and (v) a change of control. On June 24, 2008, GSI waived its rights to terminate the loan as a result of the change of control triggered by Qtel’s acquisition of a 40.81% interest in our issued and outstanding share capital in June 2008.

Bank Central Asia Loan Facility

On August 28, 2007, we obtained a five-year unsecured credit facility from Bank Central Asia, or BCA, for Rp1,600.0 billion for the repayment of our Syndicated Loan Facility II and the purchase of telecommunications equipment. The loan bears (i) fixed annual interest rates for the first two years (9.75% on the first year and 10.5% on the second year) and (ii) floating interest rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum, and all interest is payable quarterly. On September 20, 2007, we obtained an additional credit facility of Rp400.0 billion from BCA. As a result, the aggregate principal amount to our credit facility with BCA is Rp2,000.0 billion. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. On September 27, October 26 and December 27, 2007, we made the first, second and third loan drawdown totaling Rp2,000.0 billion. On September 27, 2008, we paid the first semi-annual installment amounting to Rp200.0 billion.

Based on the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Fifth Indosat Bonds. On February 12, 2009, we entered into an agreement with Bank Central Asia to amend the definitions of “EBITDA,” to insert definitions for “Debt,” “Equity,” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in our loan facility pursuant to the terms of the deed of amendment attached herewith as Exhibit 15.18.

Bank Mandiri Loan Facility

On September 18, 2007, we obtained a five-year unsecured credit facility from Bank Mandiri amounting to Rp2,000.0 billion for the purchase of telecommunications equipment. The loan bears (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum, and all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the signing date of the agreement. On September 27 and December 27, 2007, we made the first and second loan drawdowns totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Fifth Indosat Bonds. On September 27, 2008, we paid the first semi-annual installment amounting to Rp200.0 billion. On March 23, 2009, we entered into an agreement with Bank Mandiri to amend the definitions of “EBITDA,” to insert new definitions for “Debt,” “Equity,” and “Group” and to change the ratio of Debt to Equity in our loan facility pursuant to the terms of the amendment agreement attached herewith as Exhibit 15.24.

Bank DBS Indonesia Loan Facility

On November 1, 2007, we obtained a five-year credit facility from Bank DBS Indonesia for Rp500.0 billion for the purchase of telecommunications equipment. The loan bears (i) fixed annual rates for the first two years (9.7% on the first year and 10.4% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of three-month month rate certificates of Bank Indonesia plus 1.5% per annum, and all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the signing date of the agreement. Based on the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Fifth Indosat Bonds. On January 1, 2008, we drew down the full amount of the facility. As of December 31, 2008, we had Rp500.0 billion outstanding under the Bank DBS Indonesia Loan Facility. On March 25, 2009, we entered into an agreement with Bank DBS Indonesia to amend the definitions of “EBITDA,” to insert new definitions for “Debt,” “Equity,” and “Group” and to change the ratio of Debt to Equity in our loan facility pursuant to the terms of the deed of amendment attached herewith as Exhibit 15.25.

HSBC Satellite Financing

On November 27, 2007, we signed two unsecured facility agreements with HSBC France and one unsecured facility agreement with The Hong Kong and Shanghai Banking Corporation Limited, Jakarta Branch, or HSBC Jakarta, to finance our new telecommunications satellite. These combined export credit and commercial financing facilities consist of the following:

•

a 12-year COFACE Term Facility Agreement amounting to US$157.2 million to finance the payment of 85.0% of the French Content under the Palapa-D satellite Contract plus 100% of the COFACE Premium. The loan bears fixed annual interest rate of 5.69%, which is payable semi-annually;

•

a 12-year Sinosure Term Facility Agreement amounting to US$44.2 million to finance the payment of 85.0% of the Launch Service Contract. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 0.35% per annum, which is payable semi-annually; and

•

a nine-year Commercial Facility Agreement amounting to US$27.0 million to finance the construction and launch of the satellite and the payment of the premium associated with the medium-long term buyer credit insurance policy issued in connection with the Sinosure Facility. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 1.45% per annum, which is payable semi-annually.

As of December 31, 2008, we had US$104.1 million outstanding under the COFACE Term Facility, US$28.6 million outstanding under the Sinosure Term Facility and US$27.0 million outstanding under the Commercial Facility. On March 18, 2009, we entered into an agreement with HSBC France and HSBC Jakarta to amend the definitions of “Debt,” “EBITDA,” and “Equity” and the ratio of Debt to Equity in our COFACE Term

Facility Agreement, Sinosure Term Facility Agreement and Commercial Facility Agreement, as applicable, pursuant to the terms of the deeds of amendment attached herewith as Exhibits 15.20, 15.21 and 15.22.

ING/DBS Syndicated Loan Facility

On June 12, 2008, we entered into a US$450.0 million syndicated loan facility with 13 banks and financial institutions with ING Bank N.V., Singapore Branch and DBS Bank Ltd. serving as arrangers. The amount of interest to be paid on the outstanding amount of the loan will be the aggregate of (i) the applicable margin of 1.85 percent per annum for non-Indonesian lenders or 1.90 percent per annum for lenders resident in Indonesia and (ii) LIBOR. The repayment of the loan drawdowns will be made in semi-annual installments commencing June 12, 2011. On February 24, 2009, we entered into an agreement with the majority lenders to amend the definitions of “Debt,” “EBITDA,” and “Equity” and the ratio of Debt to Equity in our ING/DBS Syndicated Loan Facility pursuant to the terms of the amendment agreement attached herewith as Exhibit 15.19. Pursuant to the terms of the ING/DBS Syndicated Loan Facility agreement, as amended by the deed of amendment, we have agreed to certain covenants, including but not limited to the following maintenance covenants:

•	a ratio of total debt to EBITDA of less than 3.5 to 1;

•	a total debt to equity ratio of 2.5 to 1; and

•	a ratio of EBITDA to interest expense, as reported as at the end of each financial year and as at the end of each of first three quarters of our financial year, of at least 2.5:1 to 1.

On September 26 and October 30, 2008, the Company received the first and second drawdowns from this credit facility totalling US$450.0 million. As of December 31, 2008, the outstanding balance owed on this facility totalled US$450.0 million.

Lintasarta

Lintasarta’s long-term debt is comprised of certain investment credit facilities from PT Bank Niaga Tbk, now CIMB Niaga, unsecured convertible bonds and unsecured limited bonds. As of December 31, 2008, the investment credit facility from Bank Niaga totalled Rp49.4 billion, and the outstanding bonds totalled Rp56.4 billion.

Investment Credit Facility II

On August 14, 2003, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp15.0 billion to finance a letter of credit facility. The full amount was drawn down in 2004 and interest was calculated based upon a three-month time deposit rate guaranteed by Bank Indonesia plus 3.0% per annum. The loan was payable in quarterly installments of Rp1.5 billion starting November 14, 2004 and in February 2007, the final installment was paid.

Investment Credit Facility III

On June 29, 2004, Lintasarta obtained a new credit facility from PT Bank Niaga Tbk, now CIMB Niaga, for the purchase of telecommunications equipment, computer and other supporting facilities in the total aggregate amount of Rp98.0 billion. The loan bears interest at the three-month time deposit rate guaranteed by Bank Indonesia plus 3.5% per annum. We commenced quarterly repayment of the principal on September 29, 2005 in the amount of Rp9.8 billion, payable each quarter up to December 29, 2007. On December 29, 2007, we paid the final installment on this credit facility.

Investment Credit Facility IV

On August 29, 2005, Lintasarta obtained an unsecured credit facility from PT Bank Niaga Tbk, now CIMB Niaga, in the aggregate amount of Rp45.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan from the facility bears interest at the prevailing annual rate for three-month certificates of Bank Indonesia plus 3.00% per annum. The loan has a grace period for the first quarterly repayment of principal for 14 months from the date of the loan agreement. The quarterly repayment of principal began on November 29, 2006 in the amount of Rp4.5 billion per quarter and will continue until February 28, 2009. On February 28, 2009, we made the final quarterly payment on this credit facility.

The loans from CIMB Niaga are collateralized by all equipment purchased from the proceeds of the credit facilities and receivables from frame relay operations. Lintasarta must also obtain written approval from CIMB Niaga if (i) the combined ownership of Yayasan Kesejahteraan Karyawan Bank Indonesia and us in Lintasarta shall become less than 51.0% during the facility period, (ii) Lintasarta incurs new debt or (iii) Lintasarta invests more than US$1.0 million, other than investments in Lintasarta’s current business. Lintasarta is also required to maintain certain financial ratios, including maintenance of a debt service coverage ratio of not less than 1.20 to 1.00.

Investment Credit Facility V

On July 10, 2007, Lintasarta obtained a credit facility from PT Bank Niaga Tbk, now CIMB Niaga, amounting to Rp50.0 billion for the purchase of telecommunication equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate for one-month certificates of Bank Indonesia plus 2.25% per annum. We commenced quarterly repayment of the principal on October 10, 2008 in the amount of Rp5.0 billion, which will be payable each quarter until January 10, 2011.

Limited Bonds I

On June 2, 2003, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp40.0 billion including our portion of Rp9.6 billion. Such limited bonds are unsecured and had an initial maturity date of June 2, 2006. The bonds bear interest at the fixed rate of 16.0% per annum for the first year and floating interest rates for the following years which is based on the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3.0% margin with a maximum rate of 19.0% per annum and a minimum rate of 11.0% per annum. Interest is payable quarterly from September 2, 2003. On June 14, 2006, Lintasarta agreed with the holders to extend the maturity date from June 2, 2006 to June 2, 2009 and the nominal value of the limited bonds became Rp34.9 billion, including our portion of Rp9.6 billion. On July 17, 2006, Lintasarta obtained approval from PT Bank Niaga Tbk, now CIMB Niaga, on the changes in maturity date and nominal value of the Limited Bonds I.

Limited Bonds II

On June 14, 2006, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp66.2 billion, including our portion of Rp35.0 billion. The bonds are unsecured and will mature on June 14, 2009. The bonds bear interest at a floating rate determined by reference to the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3.0% margin with a maximum rate of 19.0% per annum and a minimum rate of 11.0% per annum. Interest is payable quarterly from September 14, 2006. On July 17, 2006, Lintasarta obtained approval from PT Bank Niaga Tbk, now CIMB Niaga, on the changes in maturity date and nominal value of the Limited Bonds II. The proceeds of the Limited Bonds II were used for capital expenditures to expand Lintasarta’s telecommunication peripheral.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2006, 2007 and 2008 Annual General Meetings of

Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2005, 2006 and 2007, respectively. Consistent with past practice, we intend to continue paying dividends amounting to between 30.0% to 50.0%.

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

Capital Expenditures

Historical Capital Expenditures

From the beginning of 2006 through 2008, we invested a total of Rp28,989.6 billion (US$2,929.9 million) in our various businesses. With these funds, we primarily purchased equipment and services from foreign suppliers in connection with the development of our cellular network. We invested Rp12,341.9 billion (US$1,127.1 million) during the year ended December 31, 2008, with such investment predominantly focused on expansion of our cellular coverage through the addition of 3,402 base stations. We expect our capital expenditures to be significant in 2009, as we attempt to enhance the capacity and quality of our existing cellular network and to satisfy demand-driven cellular network expansion into targeted areas with higher population density and cellular subscriber potential.

Capital Expenditures for 2009

Under our capital expenditure program, we plan to invest approximately US$600.0 million in 2009 in capital expenditures for our various businesses.

We intend to allocate our capital expenditures for 2009 as follows:

•	Cellular network investment: We plan to apply a large majority of our capital expenditures to finance the continued enhancement and expansion of the capacity and coverage of our cellular network.

•

Other investment: We plan to invest the remainder of our capital expenditures budget in non-cellular network areas, including the fixed-access network, as we increase network access for our corporate customers and continue to provide them with voice, long-distance and MIDI services and make improvements to our backbone.

The foregoing amounts represent our budgeted investment plans; actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately 20.0% of our budget.

The foregoing capital expenditure plan is based on our understanding of current market and regulatory conditions and we may amend our plans in response to changes in such conditions. In particular, depending on the regulatory framework for other wireless services, we may decide to increase our investment in fixed wireless access networks and services, either through increased capital expenditures, reallocation of our existing planned expenditures, through revenue-sharing schemes or a combination of the foregoing. Revenue-sharing schemes would include partnerships with private investors under which such investors would finance construction of a project in exchange for revenues from the project, similar to a build-operate-transfer structure.

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

In 2008, we adopted SAK 16 (Revised 2007) and SAK 30 (Revised 2007). In accordance with SAK 16 (Revised 2007), we chose to apply the cost model for measurement of our property and equipment. Starting January 1, 2008, we regrouped certain property and equipment based on our periodic review and assessment of the economic useful lives of our assets. The remaining useful lives under the new groupings were adjusted accordingly. Below are the estimated useful lives (in years) prior to and starting January 1, 2008.

	Prior to January 1, 2008	Starting January 1, 2008
Buildings	15 to 20	20
Submarine cables(*)	12	—
Earth stations(*)	10	—
Inland link(*)	15	—
Switching equipment(**)	10	—
Telecommunications peripherals(***)	5	—
Information technology equipment	3 to 5	3 to 5
Office equipment	5	3 to 5
Building and leasehold improvements	5	3 to 15
Vehicles	5	5
Cellular technical equipment	10 to 15	10
Satellite technical equipment(*)	12	—
Transmission and cross-connection equipment	12	10 to 15
Fixed Wireless Access technical equipment	10	10
Operation and maintenance center and measurement unit	—	3 to 5
Fixed access network equipment	—	10

(*)	This classification has been regrouped into transmission and cross-connection equipment. There is no change in estimated useful lives.
(**)

This account has been renamed as fixed access network equipment and some items in this group were reclassified into cellular technical equipment, and operation and maintenance center and measurement unit. The remaining useful lives were adjusted accordingly.

(***)

This account has been renamed as operation and maintenance center and measurement unit. Some items in this group were reclassified into information technology equipment, office equipment, building and leasehold improvements, cellular technical equipment, transmission and cross-connection equipment, and fixed access network equipment. The remaining useful lives were adjusted accordingly.

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

Leases

On January 1, 2008, we began applying SAK 30 (Revised 2007), “Leases,” which supersedes SAK 30 (1990) “Accounting for Leases.” Under the revised SAK 30, a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of a lease term, we will recognize a finance lease as asset and liability in our balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased assets held by us under a finance lease are depreciated consistently using the same method used with that for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that we will obtain ownership by the end of the lease term. The adoption of this revised SAK did not have significant effect on us.

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

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

Under U.S. GAAP, Statement of Financial Accounting Standards, or SFAS, No. 34, “Capitalization of Interest Cost,” does not specify that interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings.

Furthermore, U.S. GAAP requires capitalization of a parent company’s interest expense for all qualifying expenditures. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP results in additional depreciation expense recognized under U.S. GAAP. As a result of this difference, excluding the depreciation difference resulting from interest capitalization, for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp326.3 billion, Rp488.2 billion and Rp890.9 billion higher under U.S. GAAP, respectively.

Goodwill

Under Indonesian GAAP, goodwill is amortized using the straight-line method over the estimated useful life of the goodwill. Under U.S. GAAP, goodwill is not amortized but is subject to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result of this difference, our net income for each of the years ended December 31, 2006, 2007 and 2008 would be Rp226.3 billion, Rp226.3 billion and Rp227.5 billion higher under U.S. GAAP.

Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for postpaid service) or at the time of activation (for prepaid service). Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” revenue from service connection should be deferred and recognized over the expected term of the customer relationship. As a result of this difference, for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp43.6 billion and Rp10.8 billion higher and Rp4.2 billion lower under U.S. GAAP, respectively.

Capitalization of Foreign Exchange Losses—Net of Gain

Under Indonesian GAAP, foreign exchange losses—net of foreign exchange gain on borrowings used to finance construction of a qualifying asset should be capitalized. Capitalization of net foreign exchange losses ceases when the construction is substantially completed and the constructed asset is ready for its intended use.

Under U.S. GAAP, foreign exchange gain or loss should be credited or charged to current operations as incurred. The net foreign exchange losses capitalized and the related depreciation expense under Indonesian GAAP should be reversed for U.S. GAAP purposes. As a result of this difference and excluding depreciation differences resulting from the capitalization of foreign exchange losses, for the year ended December 31, 2006, our net income would be Rp33.2 billion lower under U.S. GAAP. There was no capitalization of net foreign exchange loss for the year ended December 31, 2007 and 2008.

Landrights

In Indonesia, except for ownership rights, or Hak Milik, granted to individuals, the title to land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through landrights, whereby the holder of the rights enjoys the full use of the land for a stated period of time, subject to extensions. We expect that the landrights will be renewed at nominal costs in the foreseeable future. In most instances, the landrights are freely tradable. Additionally, they may be pledged as security under borrowing agreements. The predominant practice is to capitalize the costs of acquired landrights and to not amortize these costs.

Under Indonesian GAAP, other expenses associated with the acquisition of the Government permit to use the land, including notary fees and taxes, should be amortized over the period of the right to use the land obtained from the Government which, in our case, is an initial period ranging from approximately 20 to 30 years. Under U.S. GAAP, the costs, as well as other expenses, associated with the acquisition of landrights are amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years. As a result of this difference, for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp12.4 billion, Rp14.6 billion and Rp15.7 billion lower under U.S. GAAP, respectively.

Pension Plan

Under Indonesian GAAP, we follow SAK 24 (Revised 2004). In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, beginning in 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans,” which amended SFAS No. 87, 88, 106 and 132 (R). In accordance with SFAS No. 158, a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and should also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of the adoption of this standard that were not previously recognized as components of net periodic pension cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions.” SFAS No. 158 does not change the determination of net periodic pension cost under SFAS No. 87. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service lives of our employees. As a result of this difference, for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp7.4 billion, Rp5.9 billion and Rp8.9 billion lower under U.S. GAAP, respectively.

Minority Interest

This represents the net effect on the minority stockholders’ proportionate share in the equity of the subsidiaries, as a result of the differences between Indonesian GAAP and U.S. GAAP which affect the subsidiaries’ net income. As a result of this difference, for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp1.3 billion lower, Rp0.05 billion higher and Rp0.6 billion lower under U.S. GAAP, respectively.

Post-retirement Benefits

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits,” which regulates the accounting and disclosure for employee benefits and also covers post-retirement benefits. In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. Under U.S. GAAP, we account for these benefits over the estimated service period of its employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions.” As a result of this difference, for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp0.2 billion, Rp1.3 billion and Rp1.3 billion lower under U.S. GAAP, respectively.

Starting in 2006, we adopted SFAS No. 158 under which a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of the adoption of this standard that were not previously recognized as components of net periodic benefit cost.

Equity in Net Income of Associated Companies

This represents the effect of the difference between Indonesian GAAP and U.S. GAAP in the investee’s accounting for foreign exchange differential on borrowings relating to property under construction (see “Capitalization of Foreign Exchange Losses—Net of Gain” above). There was no equity in net income of associated companies for the years ended December 31, 2006, 2007 and 2008.

Preacquisition Income

This represents the difference in the minority stockholders’ proportionate share in the net income of IM3 up to 2003 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisition of the minority interest in IM3. As a result of this difference, for the years ended December 31, 2006, 2007 and 2008, our stockholders’ equity would be Rp14.3 billion lower under U.S. GAAP.

Others

Other adjustments represent individually insignificant adjustments for differences between Indonesian GAAP and U.S. GAAP. As a result of these differences for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp1.6 billion, Rp0.3 billion and Rp0.3 billion lower under U.S. GAAP, respectively.

Deferred Income Tax

The reconciliation of deferred tax pertains to the tax effects of the Indonesian GAAP and U.S. GAAP reconciliation adjustments noted above. In September 2008, Law No. 7 / 1983 regarding “Income Tax” was revised for the fourth time with the issuance of Law No. 36 / 2008. The revised law implements a change in the corporate tax rates from progressive tax rates to a single rate of 28.0% for fiscal year 2009 and 25.0% for fiscal years 2010 onwards. The revised law became effective on January 1, 2009 and the effect of the change in tax rate is included in our deferred income tax reconciliation adjustment. As a result of this difference, for the years ended December 31, 2006, 2007 and 2008, our net income would be Rp152.0 billion, Rp192.1 billion and Rp78.3 billion lower under U.S. GAAP.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2006, 2007 and 2008, we did not conduct significant research and development activities.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2008, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2008, we had contractual obligations in the amount of US$1,402.6 million in foreign currency-denominated contracts and Rp14,481.7 billion in Indonesian rupiah-denominated contracts. The foreign currency-denominated contractual obligations require payments totaling US$421.7 million in 2009, US$390.5 million from 2010 to 2011 and US$498.6 million from 2012 to 2013 and US$91.8 million from 2014 and thereafter. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp3,055.7 billion in 2009, Rp3,089.9 billion from 2010 to 2011, Rp4,089.4 billion from 2012 to 2013 and Rp4,246.7 billion from 2014 and thereafter.

	Payments due by the year ending December 31,
	Total		2009		2010 – 2011		2012 – 2013		2014 and thereafter
	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$	Rp.	US$
	(Rp. in billions and US$ in millions)
Contractual obligations:
Long-term debts(1)	4,583.7	645.7	474.4	9.0	1,349.9	155.8	2,759.4	389.1	—	91.8
Bonds payable(1)(2)	6,646.4	344.2	56.4	—	1,740.0	234.7	1,330.0	109.5	3,520.0	—
Purchase obligations	2,524.9	399.4	2,524.9	399.4	—	—	—	—	—	—
Other non-current liabilities	726.7	13.3	—	13.3	—	—	—	—	726.7	—

Total contractual cash obligations	14,481.7	1,402.6	3,055.7	421.7	3,089.9	390.5	4,089.4	498.6	4,246.7	91.8

(1)	These amounts exclude the related contractual interest obligations.
(2)

These amounts have been calculated under the assumption that the options related to any loans payable and bonds are not exercised. See “Item 5:  Operating and Financial Review and Prospects—Principal Indebtedness.”

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards.

Board of Commissioners

Our Board of Commissioners consists of ten members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be nominated by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market and Financial Institution Supervisory Agency, or BAPEPAM-LK, and Indonesia Stock Exchange rules, four commissioners have been designated as Independent Commissioners: George Thia Peng Heok, Setyanto P. Santosa, Soeprapto S.IP and Michael Francis Latimer. As of December 31, 2008, our Board of Commissioners consisted of ten members as listed below:

Name	Age	Commissioner Since	Position
H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani	49	2008	President Commissioner
Dr. Nasser Mohammed Marafih	48	2008	Commissioner
Jarman	51	2008	Commissioner
H.E. Sheikh Mohammed Bin Suhaim Hamad Al-Thani	43	2007	Commissioner
Rachmat Gobel	46	2008	Commissioner
Rionald Silaban	43	2008	Commissioner
George Thia Peng Heok	60	2008	Independent Commissioner
Setyanto P. Santosa	62	2005	Independent Commissioner
Soeprapto S.IP	62	2005	Independent Commissioner
Michael Francis Latimer	59	2008	Independent Commissioner

Set forth below is a short biography of each of our Commissioners.

H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani has been the President Commissioner since August 2008. Sheikh Abdullah is currently the Chairman of the Board of Directors for Qtel. In his capacity as Chairman, he has helped enhance Qtel’s corporate governance system to ensure Qtel is directed and controlled in line with international practices. Sheikh Abdullah has also overseen the restructuring and regional expansion of Qtel. After Qtel’s acquisition of Kuwait-based Wataniya, in what was considered at that time to be the largest telecommunications deal in the Arab World, Sheikh Abdullah was appointed Chairman of Wataniya. Sheikh Abdullah is also a member of the Qatari Planning Council and was the Chief of the Royal Court (Amiri Diwan) from 2000 to 2005. Sheikh Abdullah has an extensive background in both the Military and Aviation fields and is a certified Pilot (instructor) from the British Royal Air Force.

Dr. Nasser Mohammed Marafih has been a Commissioner since August 2008 and is also the Chairman of the Remuneration Committee. Dr. Marafih began his career at Qtel in 1992 as an expert advisor from the University of Qatar and was subsequently appointed as the Director of Strategic Planning and Development in 1994 and the Chief Executive Officer in 2002. He has helped guide Qtel through its transformation program and the restructuring of the company into business units and corporate centers. He played a key role in Qtel’s acquisition of the Kuwait-based Wataniya in 2007, a strategic deal with AT&T to gain an equity stake in NavLink. Dr. Marafih holds a Bachelor of Science in Electrical Engineering, a Master of Science and a Ph.D. in Communication Engineering, all from George Washington University, U.S. Dr. Marafih has participated in a number of high level government committees and is a member of the Board of Directors for Nawras, Qtel’s subsidiary in Oman, a non-executive director in the Board of Starhub Ltd. of Singapore, a non-executive director for Liberty Telecoms Holding Inc of the Philippines and a board member of the Al Thuraya Satellite Company, Tunisiana, Asiacell, Nedjma, Wataniya Kuwait and Wataniya Palestine. Dr. Marafih also served as a lecturer and assistant professor in the Electrical Engineering Department of the University of Qatar. He has been a member of the Institute of Electrical and Electronics Engineers Inc. for over ten years.

Jarman has been a Commissioner since June 2008. He currently serves as Assistant to the Deputy Minister of State-Owned Enterprises in Energy Industry. In the past, he has held several positions, including as President Commissioner of PT Tambang Batubara Bukit Asam (Persero) from March 2004 to May 2008, Commissioner of PT Tambang Batubara Bukit Asam (Persero) from April 2003 to March 2004, Assistant to the Deputy Minister of State-Owned Enterprises in Strategic Industry and Telecommunications from January 2002 to February 2006 and Commissioner of PT Industri Sandang Nusantara (Persero) from December 2002 to now. Mr. Jarman earned a bachelor degree in Electrical Engineering from the University of Indonesia in 1981 and Master of Science from Rensselaer Polytechnic Institute, U.S. in 1991.

H.E. Sheikh Mohammed Bin Suhaim Hamad Al-Thani has been a Commissioner since June 2007. Sheikh Mohammed currently serves as Vice Chairman of the Board and Chairman of the Investment Committee of Qtel. He is also Chairman of QTEL International, the founder and Chairman of the M- Holding Group, Chairman of Evolvence Capital, and a board member of Naeem Holding. Mr. Mohamed graduated from the School of Business Administration of Portland State University in Oregon, U.S.

Rachmat Gobel has been a Commissioner since August 2008. He currently heads PT Gobel Indonesia, which is the Indonesian joint venture partner of Matsushita Electric Industrial Co Ltd, a global leader in electronics and electrical goods marketed under the brand name Panasonic. He is also Vice President of the Indonesian Chamber of Commerce and Industry (Kadin). He graduated with a degree in International Trade from Chuo University, Tokyo in 1987.

Rionald Silaban, has been a Commissioner since August 2008 and was appointed as a member of the Risk Management Committee in the same year. He currently serves as Director of Center for Policy Analysis and Harmonization of the Ministry of Finance in Indonesia. In the past he held several positions including Director of Fiscal Risk Management of the Ministry of Finance from 2006 to 2008, Senior Advisor at the World Bank in

Washington D.C., U.S. from 2004 to 2006, Division Head in Secretariat General of the Ministry of Finance from 2002 to 2004, Head of Assets Monitoring Division of the Indonesian Banking Restructuring Agency from 2000 to 2002, Division Head for Financial Service of the Legal Bureau of the Ministry of Finance from 1998 to 2000, Deputy Director for Privatization of Directorate General State-Owned Enterprise of the Ministry of Finance from 1997 to 1998, Head of Section of the Legal Bureau of the Ministry of Finance from 1994 to 1997 and Head of Secretariat for Privatization Committee of Ministry of Finance from 1994 to 1997. Mr. Silaban earned a Law Degree from the University of Indonesia in 1989 and a LL.M. degree from the Georgetown University Law Center, Washington D.C., U.S. in 1993.

George Thia Peng Heok has been an Independent Commissioner since June 2008 and was appointed as Chairman of the Audit Committee in the same year. He was became a member of the Risk Management Committee in August 2008. He currently serves as Director/Consultant in Asiainc Private Limited. In the past he has held several positions including as Consultant to the Singapore Exchange from 2005 to 2008, Consultant/Director, Strategic Advisory Private Limited from 2003 to 2006, Executive Chairman, MediaStream Limited from 1999 to 2003, Director/Consultant, Phoenix Capital Private Limited from 1995 to 1998, Executive Chairman, AsiaMatrix Limited from 1993 to 1995, Managing Director, Lum Chang Securities Private Limited from 1991 to 1993, Managing Director, Sun Hung Kai Securities Private Limited from 1989 to 1991, Managing Director, Merrill Lynch International Bank Limited from 1987 to 1989, Executive Director/Partner, Kay Hian Private Limited from 1985 to 1987 and Managing Director, Morgan Grenfell (Asia) Limited from 1975 to 1985. Mr. Thia is a Certified Public Accountant and a Fellow Member of both the Chartered Association of Certified Accountants (U.K.) and the Singapore Institute of Directors.

Setyanto P. Santosa has been an Independent Commissioner since August 2008 and has been a member of the Board of Commissioners since June 2005. He currently serves as lecturer at the Faculty of Economics at Padjajaran University. In the past, he has held several positions, including Permanent Secretary of the Ministry of Culture and Tourism and Executive Chairman of Indonesia Culture & Tourism Development Board from 2002 to 2003, Deputy Minister for State-Owned Enterprises from 1998 to 2000, Commissioner of Bank Bumi Daya from 1998 to 1999, Secretary General of ASEAN Chambers of Commerce and Industry from 1996 to 1998, President Commissioner of Pacific Satellite Nusantara from 1993 to 1997, Commissioner of Satelindo from 1993 to 1995, Chief Executive Officer of PT Telekomunikasi Indonesia from 1992 to 1996 and Chief Executive Officer of PT INTI (Indonesian Telecommunications Industry) from 1989 to 1992. He was also a member of the Indonesia People’s Assembly (MPR) from 1998 to 1999. He earned his undergraduate degree from the Faculty of Economics, Padjajaran University, Bandung in 1971, his master degree from Michigan State University, Department of Economics, East Lansing, U.S. in 1978, and his doctorate degree in Interdisciplinary Study from Gajah Mada University, Yogyakarta in 2007.

Soeprapto S.IP has been an Independent Commissioner and a member of our Audit Committee since June 2005. In the past, Mr. Soeprapto has held several positions, including as Assistant Personnel to the Army Chief of Staff of the Republic of Indonesia from 2000 to 2001, and Commissioner of PT Nusariau Kencana Coal from 2001 to 2003. In addition, Mr. Soeprapto has served as a Commissioner of PT Mentari Abdi Pertiwi since 2004. Mr. Soeprapto earned a degree in Political Science from the Open University, Jakarta and attended training at the Indonesian National Defense Institute.

Michael Francis Latimer has been an Independent Commissioner since August 2008 and was appointed as member of the Audit Committee and Remuneration Committee in the same year. Mr. Latimer was CEO of Page Point Services (India) from 1995 to 1998, and has served in various capacities with Orange, first as Chief Operating Officer from 1999 to 2001 and then as Executive Vice President from 2001 to 2003. He has been working on his own private investments in Thailand for the last few years. Mr. Latimer received a bachelor’s degree in Business Management from the University of Baltimore in 1971, and subsequently an MBA from the University of Chicago, U.S. in 1992.

The term of each of the Commissioners concludes at the close of the fourth annual general meeting of shareholders after the date of appointment, expiring in 2012 for the current Commissioners. A Commissioner may be removed prior to the expiration of his term of office at a general meeting of the shareholders. A member of the Board of Commissioners may not assume a concurrent position which may cause a conflict of interest with our interests, directly or indirectly, without the approval of the shareholders at a general meeting. The Commissioners’ business address is Jalan Medan Merdeka Barat 21, Jakarta, 10110, Republic of Indonesia.

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be nominated by the holder of the one Series A share. As of December 31, 2008, our Board of Directors consisted of nine members as listed below:

Name	Age	Director Since	Position
Johnny Swandi Sjam	48	2005	President Director
Kaizad Bomi Heerjee	44	2005	Deputy President Director
Fadzri Sentosa	45	2007	Director of Jabotabek & Corporate Sales
Guntur S. Siboro	43	2007	Director of Marketing
Syakieb Ahmad Sungkar	46	2007	Director of Regional Sales
Raymond Tan Kim Meng	54	2004	Director of Network
Roy Kannan	56	2007	Director Information Technology
Wong Heang Tuck	41	2004	Director of Finance
Wahyu Wijayadi	51	2003	Director of Corporate Services

Set forth below is a short biography of each of our Directors:

Johnny Swandi Sjam has been the President Director since June 2007. Prior to becoming President Director, Mr. Sjam served as our Director of Jabotabek & Corporate Sales from 2006 to 2007, our Director of Consumer Market from 2005 to 2006 and Senior Vice President of PT Indosat from 2003 to 2005. In the past, Mr. Sjam has also served as President Commissioner of PT Indosat Mega Media from 2006 to 2007, Commissioner of PT Aplikanusa Lintasarta from 2006 to 2007, President Director of PT Satelindo from 2002 to 2003 and President Director of PT Sisindosat from 1999 to 2000. Mr. Sjam is also currently the Chairman of the Permanent Committee of Telecommunications of the Indonesian Chamber of Commerce and Industry. Mr. Sjam earned a Master of Science in Business Administration and Policy from the University of Indonesia, and a diploma in Industrial Management and a degree in Information Technology from Gunadharma University.

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

Fadzri Sentosa has been the Director of Jabotabek and Corporate Sales since June 2007. Mr. Sentosa has previously held various positions with us, including Group Head of National Card and Channel Management from 2006 to 2007, Senior Vice President of Commerce, Jabotabek Region from 2005 to 2006 and Senior Vice President of Cellular Sales from 2003 to 2004. Mr. Sentosa has been a member of the Board of Commissioners of PT Indosat Mega Media and PT Aplikanusa Lintasarta since 2007 and was previously a member of the Board of Directors of IM3 and Satelindo. Mr. Sentosa earned a master’s degree in International Business Management from the University of Technology, Sydney in 2001 and a bachelor’s degree in Telecommunications Engineering from the Bandung Institute of Technology in 1986.

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

Syakieb Ahmad Sungkar has been the Director of Regional Sales since June 2007. Mr. Sungkar has previously held several positions with us, including Head of East Java and Bali region from 2006 to 2007, Senior Vice President of Sales from 2005 to 2006, General Manager of Sales for PT Indosat Multi Media Mobile from 2001 to 2004 and Manager of Sales and Card Management for PT Telkomsel from 1997 to 2000. Mr. Sungkar earned a bachelor degree in Telecommunications Engineering from the Bandung Institute of Technology in 1987.

Raymond Tan Kim Meng has been the Director of Network since June 2005. He previously held several positions with us from 2002 to 2005 including Director of Network Operations and Quality Management and Senior Vice President of Business Development, Deputy President Director of PT Satelindo and Director of Procurement. Prior to joining Indosat, he held senior positions with Nokia, Lucent Technologies, Nortel, Shinawatra DataCom and SingTel. Mr. Tan earned a bachelor degree in Electrical Engineering (Honors) from the University of Singapore in 1979.

Roy Kannan has been the Director of Information Technology since June 2007. Mr. Kannan has previously held several positions, including as chief information officer of Chartered Semiconductor Manufacturing Ltd. from 2003 to 2007, as chief information officer of RGM Group from 2001 to 2003, as Director of Manufacturing Solutions Practice, Asia Pacific of Digital Equipment from 1995 to 2001, Director of Mastek Asia Pacific Pte. Ltd. from 1993 to 1995, Manager of Digital Equipment India Limited from 1991 to 1993 and Director of Bhorucom Software Private Limited from 1989 to 1991. Mr. Kannan earned a post graduate diploma in Management from the Indian Institute of Management, India in 1976 and a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology in 1974.

Wong Heang Tuck has been the Director of Finance since September 2004. In the past, Mr. Wong has held several positions including Senior Vice President Controlling of Indosat from March 2004 to September 2004, Vice President of Finance and Corporate Development at Keppel Communication Pte Ltd from 1992 to 2003, Deputy General Manager of Business Development at Keppel Telecommunications and Transportation Ltd from 2000 to 2003, Deputy General Manager of Corporate Development (Chairman’s Office) Keppel Corporation Ltd from 2000 to 2002. Mr. Wong was awarded a First Class B. Eng (Hons) in Mechanical Engineering from the University of Manchester in 1991 and a Masters in Business Administration from Imperial College London in 1992.

Wahyu Wijayadi has been the Director of Corporate Services since June 2007 and has also served as the Director of Marketing since March 2006. In the past, Mr. Wijayadi has held several positions including Director of Corporate Market from 2005 to 2006, Director of Fixed Communications and MIDI from 2003 to 2005, General Manager Corporate Secretary of Indosat from 2000 to 2002, General Manager, Jakarta Region of Indosat from 2002 to 2003, President Commissioner of Satelindo from 2001 to 2002, President Commissioner of

Telkomsel from 2000 to 2001 and Operations & Production Director of PT Cipta Televisi Pendidikan Indonesia from 1997 to 2000. He earned a Masters of Business Administration from Institute Pengembangan Manajemen Indonesia (IPMI) in 1989 and a degree in Electrical Engineering from Bandung Institute of Technology in 1982.

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

None of our Commissioners or Directors has a service contract with us, nor are any such contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above. As of December 31, 2008, each Director has signed a Non-Compete Agreement in the form as attached hereto as Exhibit 4.1.

Compensation of Commissioners and Directors

For their services, Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The net total cash recorded for payment to our Commissioners and Directors for 2008, including basic compensation and short and long-term incentives was Rp50.0 billion.

The remuneration of the Directors is determined by the Board of Commissioners. In making its determination, the Board of Commissioners shall consider any recommendations provided by our Remuneration Committee and shall report the determination to our shareholders at the annual general meeting of shareholders. Since 2006, the semi-annual incentives were eliminated and we introduced a new scheme for short-term incentives based on annual corporate and director performance, and long-term incentives based on three years of corporate stock performance.

Pension, Retirement and Other Benefits

We and Lintasarta have defined benefit and contribution pension plans which cover substantially all of our qualified permanent employees. PT Asuransi Jiwasraya, a state-owned life insurance company, manages the plans and the amount of pension benefits to be paid upon retirement is based on the employees’ most recent basic salary and their number of years of service.

For the year ended December 31, 2008, we and Lintasarta incurred a total of Rp184.5 billion for pension, post-retirement benefits (i.e., benefits under Labor Law 13) and post-retirement healthcare for our employees. As of December 31, 2008, we and Lintasarta also recognized total prepaid pension costs of Rp173.1 billion, post-retirement benefits and post-retirement healthcare costs of Rp597.1 billion. For more information about our pension plan including the total amount set aside to provide pension, retirement or similar benefits, see Note 21 and Note 24 to our audited consolidated financial statements.

Board Practices

Our Board of Commissioners acts as our overall supervisory and monitoring body with principal functions including reviewing our development plan, monitoring the performance of our work plan, reviewing and approving the budget, and are to perform their duties, authorities and responsibilities in accordance with the provisions of our Articles of Association and resolutions of the shareholders’ general meeting. Decisions above certain monetary thresholds must be referred by our Board of Directors to our Board of Commissioners or shareholders for their review and approval. In carrying out its supervisory activities, the Board of Commissioners represents the interests of our Company.

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

The Board of Directors must first obtain written approval from the Board of Commissioners to: (i) purchase and/or sell shares of other companies in the capital markets; (ii) enter into a license agreement or cooperation, joint venture, management or similar agreement with third parties; (iii) purchase, dispose, sell, pledge or encumber our fixed assets or other assets; (iv) cease collection efforts and write-off accounts receivable and inventories; (v) bind us as a guarantor; (vi) accept or grant medium- or long-term loans or accept or grant non-operational short-term loans (not including granting loans to subsidiary and/or company employees which have been approved pursuant to applicable internal procedure); (vii) engage in capital participations or dispose of our capital participations in other enterprises if not conducted through the capital markets; (viii) establish a subsidiary; (ix) undertake a merger, consolidation, acquisition or separation as defined under the law No. 40 of 2007 on Limited Liability (as amended from time to time); (x) establish or change our asset and liability management policy; (xi) establish or change standing delegations among members of the Board of Directors relating to signing authority limits for expenditures, assets purchases and sales, loans and other commitments; and (xii) engage in any other material transaction or matters as may be determined by the Board of Commissioners from time to time having a value of the lower of 5.0% (five percent) or more of total revenue or 2.5% (two and half percent) or more of our non-current assets on a consolidated basis as set out in our audited consolidated financial statements. The Board of Commissioners shall be obligated to determine thresholds for the actions referenced in (i) to (viii) above and shall be entitled to modify such thresholds from time to time. In the event that a certain action falls below the threshold amount, then the Board of Commissioners’ approval is not required. When considering (vii) and (viii), the Board of Commissioners shall also observe prevailing capital markets regulations and, in the event a transaction represents more than 10.0% of our revenues or 20.0% of stockholders’ equity or exceeds a threshold contained in the capital markets regulations, shareholders’ approval is required.

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

The Articles of Association provide that if there is a conflict between our interests and those of a Director, then with the approval of the Board of Commissioners, we shall be represented by another member of the Board of Directors. If all Directors have a conflict, we shall be represented by the Board of Commissioners or one Commissioner designated by the President Commissioner. If the entire Board of Commissioners has a conflict, the shareholders may appoint one or more persons to represent us.

Audit Committee

In accordance with BAPEPAM-LK, Indonesia Stock Exchange and New York Stock Exchange regulations, we have formed an independent Audit Committee, consisting of five persons and chaired by one of the Independent Commissioners. The duties of the Audit Committee include providing professional, independent advice to the Board of Commissioners and identifying matters that require the attention of the Board of Commissioners, including review of the following: our financial information (including financial reports and projections); the independence and objectivity of our public accountant; the adequacy of our public accountant’s audits that all material risks have been considered; the adequacy of our internal controls; our compliance as a listed company with the prevailing capital markets regulations and other regulations related to our business and our internal auditors’ duties. The Audit Committee also examines and reports complaints to the Board of Commissioners, maintains the confidentiality of documents, data and information relating to us, conducts an audit of any alleged mistake in the resolutions of a Board of Directors’ meeting or deviations in the implementation of the resolutions of such meeting and maintains the Audit Committee charter.

On June 5, 2008, Lim Ah Doo and Setio Anggoro Dewo were discharged from their position as Independent Commissioners at our Annual General Meeting of Shareholders and ceased to serve on our Audit Committee, and George Thia Peng Heok was appointed as an Independent Commissioner. On August 26, 2008, Michael Francis Latimer was appointed to our Audit Committee. As of December 31, 2008, the members of our Audit Committee were George Thia Peng Heok (Chairman), Soeprapto S.IP, Michael Francis Latimer and Unggul Saut Marupa Tampubolon. Rusdy Daryono resigned as a member of the Audit Committee on December 30, 2008. Following his resignation, on January 1, 2009, Kanaka Puradiredja was elected to our Audit Committee. Pursuant to BAPEPAM-LK regulations requiring at least two outside persons to serve as members of the Audit Committee, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon serve as independent outside members of our Audit Committee. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. As of December 31, 2008, the members of our Remuneration Committee were Dr. Nasser Mohammed Marafih (Chairman), Michael Francis Latimer and Soeprapto S.IP. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluate potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2008, the members of our Risk Management Committee were Rachmat Gobel (Chairman), George Thia Peng Heok, Jarman and Rionald Silaban. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Employees

As of December 31, 2008, on a consolidated basis, we employed approximately 7,700 employees, 4,959 of whom were permanent employees and 2,741 of whom were non-permanent employees. As of December 31, 2008, excluding such seconded employees, our subsidiaries employed approximately 966 permanent employees. As of December 31, 2008, our permanent employees included 772 managerial-level employees (employees with the rank of manager or higher) and 3,221 non-managerial employees, compared to 754 managerial and 3,170 non-managerial employees, respectively, as of December 31, 2007, and 721 managerial and 3,242 non-managerial employees, respectively, as of December 31, 2006. Our turnover rate for employees during 2008 was 4.60% per annum, of which more than half left our Company pursuant to a voluntary early retirement program. As a result, as of December 31, 2008, our employees had worked for us for an average of 12.16 years.

We provide numerous benefits to our employees, including a pension plan, medical benefits, life insurance, income tax allowances and access to a cooperative established by the employees.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat, or SPI (Union). On September 15, 2006, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and health, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes. This collective labor agreement was renewed on June 5, 2008. We believe we maintain a good relationship with the union. As stipulated by Article 7.3 of the collective labor agreement, conduct meetings with the union at least once every 3 months. We have established a Cooperation Committee which consists of members from our management and union representatives as registered at the Sub-Department of Manpower of Central Jakarta.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2008, we insured 2,442 permanent employees through a fully funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10.0% to 20.0% of their base salaries, and we do not contribute to the plan. Plan administration and management is coordinated by seven financial institutions. Under Indonesian GAAP and U.S. GAAP, our pension liabilities are deemed to be fully funded.

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

Employee Stock Option Program

Our shareholders passed resolutions at the Extraordinary General Meeting of Shareholders on December 27, 2002 and the annual general meeting of shareholders on June 26, 2003 to approve an employee stock option program to issue 258,875,000 Series B shares (as adjusted for the five-for-one stock split on March 8, 2004), or approximately 5.0% of our issued and paid-up capital immediately prior to each meeting of shareholders. Under our employee stock option program, we granted options to purchase our shares to the permanent employees, Directors and Commissioners of IMM, Sisindosat, Lintasarta and us.

We granted options under the employee stock option program in two phases. The options had a one-year vesting period and were exercisable commencing August 1, 2004 for the first phase and commencing August 1, 2005 for the second phase. The exercise price for the stock options was calculated as 90.0% of the average closing price for our shares during certain periods preceding the annual shareholders’ meetings in 2003 for the first phase and in 2004 for the second phase. The exercise price was Rp1,567.4 (adjusted for the five-for-one stock split on March 8, 2004) and Rp3,702.6 for the first phase and second phase, respectively. This stock option program terminated on July 31, 2006 at the end of the exercising period for the second phase of the stock option program. We have not implemented any other employee stock option programs.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of March 31, 2009, our issued and fully paid capital was divided into one Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. In addition, the Government, acting through its Ministry of State-Owned Enterprises, owns the one Series A share and has special voting rights. ICLM and ICLS collectively own approximately 65.0% of our shares. As of March 25, 2009, 1,094,963,408 of our ordinary shares (including ordinary shares underlying our ADSs), representing in aggregate approximately 20.15% of our outstanding shares, were held by a total of 63 holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.

The following table sets forth information as of March 31, 2009 regarding (i) persons known to us to own more than 5.0% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	ICLM(1)	2,171,250,000	39.96
Series B	ICLS(1)	1,360,806,600	25.04
Series B	Government	776,624,999	14.29
Series B	Wahyu Wijayadi	*	*
Series B	Raymond Tan Kim Meng	*	*
Series B	Johnny Swandi Sjam	*	*
Series B	Wong Heang Tuck	*	*
Series B	Fadzri Sentosa	*	*

*	Less than 1.0%
(1)	ICLM and ICLS are affiliates which are indirectly owned by Qtel.

The Government

Prior to our initial public offering in 1994, the Government owned 100% of our outstanding common stock. As of the beginning of 2002, the Government owned 65.0% of our outstanding common stock. By virtue of its common stock ownership, the Government had retained control over us and had the power to elect all of our Board of Commissioners and our Board of Directors and to determine the outcome of substantially all actions requiring the approval of our shareholders. In addition, pension plans, insurance funds and other Indonesian investors owned or controlled, directly or indirectly, by the Government, purchased shares of common stock in the initial public offering.

On May 16, 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender, reducing the Government’s shareholding to 56.9%. On December 20, 2002, the Government sold 41.9% of our outstanding common stock to ICLM (described below), further reducing the Government’s shareholding to 15.0%. However, aside from our common stock, our capital structure also includes a special share, the Series A share, and the Government retains a significant degree of control over us through the one Series A share.

As the holder of the one Series A share, the Government has special voting rights. The material rights and restrictions which are applicable to the common stock are also applicable to the one Series A share, except that the Government may not transfer the Series A share and it has veto rights with respect to: (i) increases in our share capital without pre-emptive rights; (ii) mergers, consolidations and acquisitions involving us; (iii) liquidation and dissolution; (iv) amendments to the Articles of Association related to our purposes and objectives and the Series A holder’s veto rights. Certain of the above veto rights were temporarily limited by the Shareholders’ Agreement between the Government and ICLM described below to the extent that the Government agreed to vote all of its shares in accordance with the written instructions of ICLM on the above matters for a period of one calendar year from effectiveness of the sale to ICLM.

ICLM

On December 15, 2002, ICLM, which, at the time was a subsidiary of STT Communications Ltd, entered into a Share Purchase Agreement and a Shareholders’ Agreement with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as our shareholder. STT Communications Ltd is 100%-

owned by STT, which is indirectly owned by Temasek Holdings (Private) Limited. Pursuant to the Share Purchase Agreement, the Government agreed to sell, and ICLM agreed to purchase, 434,250,000 Series B Shares representing 41.9% of the total outstanding Series B Shares as of the date of such agreements. The sale and purchase of the Series B Shares under the Share Purchase Agreement was consummated on December 20, 2002, at which time the Shareholders’ Agreement became effective. After consummation of this sale and purchase, the Government held 155,324,999 Series B Shares, representing 15.0% of the total outstanding Series B Shares. The aggregate purchase price for the Series B Shares acquired by ICLM pursuant to the Share Purchase Agreement was Rp5,623,537,500,000 (approximately US$605.3 million). On May 5, 2006, ICLS informed BAPEPAM-LK that as of May 4, 2006 it owned 46,340,000 of our Series B shares. ICLS is an affiliate of ICLM. Following the consummation of the sale and purchase by ICLM, ICLS and ICLM owned an aggregate of 2,217,590,000, or 41.16%, of our Series B shares as of May 4, 2006. At the end of this transaction, ICLM owned 2,171,250,000 (39.96%) of our Series B shares, the Government owned one Series A share and 776,624,999 of our Series B shares (14.29%) and ICLS owned 46,340,000 (0.85%) of our Series B shares.

On January 17, 2007, ICLM notified us regarding the intention of Qtel to make an equity investment of approximately 25.0% in AMH which, at the time, was wholly owned by STT Communications Ltd. We understand the transaction closed on March 1, 2007. Upon the closing of the transaction, STT Communications Ltd. effectively controlled approximately 75.0% of AMH, which directly owns ICLM and ICLS, two of our major shareholders.

On June 22, 2008, following negotiations with STT, Qtel purchased all of the issued and outstanding shares of capital stock of each of ICLM, a company incorporated under the law of Mauritius, and ICLS, a company incorporated under the laws of Singapore, pursuant to a Share Purchase Agreement dated June 6, 2008 between Qtel and STT. Pursuant to the Share Purchase Agreement, Qtel, through its subsidiary Qatar South East Asia Holding S.P.C., acquired the capital stock of ICLM and ICLS from AMH, which is 75.0% indirectly owned by STT Communications Ltd. and 25.0% indirectly owned by Qtel. Following this acquisition, pursuant to Indonesian law requirements, Qtel conducted a mandatory tender offer to acquire up to 24.19% of our outstanding Series B Shares (including Series B Shares underlying ADSs) and now owns 65.0% of our shares.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and ICLM, and entities that are related to or owned or controlled by the Government and ICLM. The most significant of these transactions include cash and cash equivalents in the amount of Rp4,537.1 billion deposited in state-owned banks as of December 31, 2008, operating revenues from Telkom amounting to Rp919.4 billion and cost of services to the Ministry of Communication and Information Technology amounting to Rp1,327.2 billion. See “Item 4: Information on the Company—the Telecommunications Law—Fee Regime.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers.

Item 8: FINANCIAL INFORMATION

Consolidated Financial Statement and Other Financial Information

See “Item 17: Financial Statements” for our audited consolidated financial statements filed as part of this annual report. There has not been any significant change since the date of our audited financial statements.

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

On May 5, 2004, we received the Supreme Court’s verdict No. 1610K / PDT / 2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction and requiring us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date. On December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion (US$2.1 million) to the Central Jakarta District Court. We have initiated a new action in the Central Jakarta District Court asserting that the Primkopparseni members’ meeting at which the members decided to proceed with the dispute against us was invalid. On January 12, 2005, the court held that such a members’ meeting was unlawful, and Primkopparseni has filed an appeal of that decision. This appeal was dismissed by the High Court on February 21, 2006. We have appealed to the Supreme Court to request compensation for the costs of legal fees and injury to our brand name.

Based on Qtel’s Schedule TO dated as of January 20, 2009 and filed with the SEC on January 20, 2009, on November 19, 2007, the Indonesian Supervising Committee for Business Competition, or the KPPU, decided that Temasek Holdings, Pte. Ltd., a company incorporated under the laws of Singapore, or Temasek, jointly with Singapore Technologies Telemedia Pte. Ltd., or ST Telemedia, STT, AMHC, AMH, ICLM, ICLS, Singapore Telecommunications Ltd., a company incorporated under the laws of Singapore, or SingTel, and Singapore Telecom Mobile Pte. Ltd., a company incorporated under the laws of Singapore, or SingTel Mobile, were in violation of the Indonesian competition laws and ordered Temasek, jointly with the STT, AMHC, AMH, ICLM, ICLS and SingTel, or the Temasek Affiliated Entities, to divest their share ownership in either Telkomsel or Indosat within two years, effective from the date the judgment becomes legally enforceable. Indonesian competition laws state that business agents are prohibited from owning majority shares in a number of similar companies which conduct business in the same market if such ownership results in one or a group of business agents controlling over 50.0% of the market share of one kind of good or service. Temasek and other relevant parties filed an appeal against the KPPU’s judgment in the Central Jakarta District Court. In a Decision and Order dated May 9, 2008, the Central Jakarta District Court upheld and corrected the ruling by the KPPU, and ordered Temasek and the Temasek Affiliated Entities to divest their holdings in either Telkomsel or Indosat within twelve months after the Central Jakarta District Court judgment becomes legally enforceable. The decision of the Central Jakarta District Court was appealed to the Supreme Court. On September 10, 2008, the Supreme Court rejected the appeal and corrected the Central Jakarta District Court Decision to become as follows, among others: (1) declaring that Temasek, jointly with the Temasek Affiliated Entities are in violation of Article 27 point (a) of Law No. 5 of 1999; (2) ordering Temasek, jointly with the Temasek Affiliated Entities, to terminate their cross-ownership of shares in Telkomsel and Indosat by transferring its shares in either Telkomsel or Indosat, within twelve months from the date the decree becomes legally enforceable; or reduce 50.0% of its share ownerships in each of Telkomsel and Indosat by no later than twelve months from the date this decision is legally enforceable; and (3) ordering Temasek Holdings Pte. Ltd., jointly with the Temasek Affiliated Entities, to determine the company that they will relinquish their shares from and to relinquish the voting rights and the rights to appoint the directors and commissioners in either Telkomsel or Indosat until the relinquishment of all of their shares or the reduction of 50.0% of their shares in each of Telkomsel and Indosat as stipulated in point (2) above. On June 22, 2008, Qtel acquired all of the Temasek Affiliated Entities’ 40.81% share ownership in Indosat.

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

In addition to the above, we have received a letter from the KPPU, No. 398 / AK / KTPP / XI / 2007, dated November 15, 2007 relating to the possible breach of Article 5 of Law No. 5 / 1999 through price-fixing of SMS by telecommunications operators (case number 26 / KPPU-L / 2007). On June 18, 2008, the KPPU determined that only Telkom, Telkomsel, Excelcomindo, Bakrie Telecom, Mobile-8 and Smart Telecom have jointly breached Article 5 of Law No. 5 / 1999. Telkomsel and Excelcomindo have subsequently appealed this ruling to the South Jakarta District Court and the South Jakarta District Court has summoned us to appear as a co-defendant in this appeal.

A series of class action lawsuits were also filed against us, Telkomsel and Excelcomindo in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court relating to Temasek Holding’s prior cross ownership of shares in Indosat and Telkomsel, which is alleged to have caused high price fixing of telecommunications services that harmed to the public. On October 31, 2007, a group of consumers of cellular telephones in Indonesia filed suit in the District Court of Bekasi demanding, among other remedies, Rp1,231.7 billion in compensation for losses allegedly suffered. We are also a defendant in a similar class action suit filed in the Tangerang District Court on December 19, 2007, or the Tangerang Class Action. The plaintiffs represent customers of us, Telkomsel and Excelcomindo throughout Indonesia who used the Simpati, Mentari, Kartu As, IM3, Kartu Halo, Matrix, Jempol, Xplor, and Bebas services and are demanding compensation amounting to Rp30,808.7 billion, among other remedies. On April 22, 2008, we received notification that we, Temasek Holdings, STT, STT Communications Ltd, AMH, ICLM, ICLS, SingTel, SingTel Mobile, Telkomsel, Telkom and the Ministry of State-Owned Enterprises, are defendants in another class action filed in the Central Jakarta District Court. The plaintiffs represent customers of Telkomsel, Indosat and Excelcomindo and have asserted allegations similar to that of the Tangerang Class Action. The plaintiffs are demanding compensation amounting to Rp30,808.7 billion, among other remedies. In July 2008, we were notified that the class action in the Bekasi District Court was revoked by the plaintiffs and the class action in the Central Jakarta District Court was merged with the Tangerang Class Action. The class action allegation in the Tangerang District Court was postponed by the judges pending resolution of an appeal to the Supreme Court by the plaintiffs from the class action filed in Central Jakarta District Court. On March 27, 2009, we were informed that the Supreme Court issued a decision on January 21, 2009 revoking the Central Jakarta District Court decision and ordering the Central Jakarta District Court to continue with the class action.

During tax audits and assessments of our tax payments for 2004 and 2005 by the Tax Office for State-Owned Enterprises, or Tax Office, on December 4, 2006 and March 27, 2007, respectively, we were notified that our withholding tax for interest paid on intercompany loans for Indosat Finance Company B.V. and Indosat International Finance Company B.V. relating to our US$300.0 million principal amount Guaranteed Notes 2010 and US$250.0 million principal amount Guaranteed Notes 2012, respectively, should be 20.0%, rather than 10.0%. Based on advice from our tax advisors and our understanding of Indonesian law, we believe that our original calculations of withholding tax are accurate and have submitted objection letters to the Tax Office regarding these assessments. On February 18, 2008 and June 4, 2008, we received decision letters from the Directorate General of Taxation rejecting our objections to our assessed tax payments for 2004 and 2005, respectively and assessing additional tax of Rp940.0 million for 2005. We accepted the assessment of additional tax for 2005 but submitted appeal letters on the remaining tax assessment decisions for 2004 and 2005 to the Tax Court on May 14, 2008 and September 2, 2008, respectively. As of March 31, 2009, we have not yet received a decision from the Tax Court on these appeals.

We are also currently disputing certain assessments of tax overpayments for fiscal years 2004 and 2005 with the Tax Office. On March 27, 2007, we received an assessment letter on tax overpayment indicating that the Directorate General of Taxation approved the refund of an overpayment of 2005 corporate income tax and value-added tax amounting to Rp135,766 million and Rp39,052 million, respectively, which are amounts which are lower than those recognized by us in our financial statements. We accepted all the corrections on the value-added tax but filed an objection to certain of the tax corrections on our 2005 corporate income tax with the Tax Office on June 22, 2007. On May 27, 2008, we received a decision letter from the Directorate General of Taxation which partially accepted our objection on May 27, 2008. We submitted an appeal letter on the remaining tax corrections on our 2005 corporate income tax on August 21, 2008. As of March 31, 2009, we have not yet received a decision from the Tax Court on this appeal.

On December 24, 2008, we received an assessment letter on tax overpayment from the Directorate General of Taxation on fiscal year 2004 amounting to Rp84,650 million, which amount was lower than the amount stated in an earlier decision letter received on July 4, 2008. As of March 31, 2009, we are preparing to file an appeal letter objecting to the discrepancy in the amount of tax overpayment during fiscal year 2004.

We are not involved in any other material cases, including civil, criminal, bankruptcy, state administration cases or arbitration cases in the Indonesian National Board of Arbitration or labor cases in Industrial Relation Court which may significantly affect the our performance.

Dividend Policy

Our shareholders declare dividends at the Annual General Meeting of Shareholders upon the recommendation of our Board of Directors. At our 2006, 2007 and 2008 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2005, 2006 and 2007, respectively. Consistent with past practice, we intend to continue paying dividends amounting to between 30.0% to 50.0%.

Item 9: THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange, or the JSX, and the Indonesian Stock Exchange, or the IDX. All reported prices prior to December 3, 2007 are from the JSX and all reported prices after December 3, 2007 are from the IDX, following its commencement of operation:

	Price per Share
	High	Low
	(in Rp.)
Calendar Year
2004(1)	6,000	3,040
2005(1)	6,400	4,275
2006(1)	6,750	4,050
2007(1)	9,900	5,600
2008(1)	8,750	3,950

Financial Quarter(1)
First Quarter 2007	6,750	5,600
Second Quarter 2007	7,050	6,250
Third Quarter 2007	7,700	6,550
Fourth Quarter 2007	9,900	7,600
First Quarter 2008	8,750	5,850
Second Quarter 2008	7,000	5,300
Third Quarter 2008	6,750	5,800
Fourth Quarter 2008	5,750	3,950
First Quarter 2009	5,900	4,200

Month(1)
September 2008	6,350	5,800
October 2008	5,700	3,950
November 2008	5,400	4,100
December 2008	5,750	4,700
January 2009	5,850	5,550
February 2009	5,900	4,200
March 2009	4,725	4,200
April (through April 7) 2009	5,950	5,150

(1)	As adjusted for the five-for-one stock split approved on March 8, 2004.

On April 7, 2009, the closing price for a share of our common stock was Rp5,800.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange, or the NYSE.

Price per ADS
	High	Low
(in US$)
Calendar Year
2004	33 1/4	17 13/16
2005	34 1/4	20 45/64
2006	38 71/128	21 13/16
2007	51 13/16	30 13/64
2008	47 1/64	16

Financial Quarter
First Quarter 2007	38 65/128	30 13/64
Second Quarter 2007	40 13/64	34 27/128
Third Quarter 2007	43 43/64	33 25/64
Fourth Quarter 2007	51 13/16	42 109/128
First Quarter 2008	47 1/64	32 23/32
Second Quarter 2008	38 29/32	29 13/64
Third Quarter 2008	37 29/64	29 55/64
Fourth Quarter 2008	31 13/16	16
First Quarter 2009	26 1/4	16 95/128

Month
September 2008	33 17/32	29 55/64
October 2008	31 4/5	20 187/264
November 2008	26	16
December 2008	25 225/264	18 27/32
January 2009	26 1/4	23 111/128
February 2009	24 55/64	17 29/64
March 2009	19 125/128	16 95/128
April (through April 7) 2009	25 45/128	20 127/128

On April 7, 2009, the closing price for an ADS was US$24 15/32 on the NYSE.

Markets

Our common stock is listed on the IDX. The IDX is the principal non-U.S. trading market for our common stock. In addition, our ADSs, each representing 50 shares of our common stock, are listed on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 Series B shares (as compared to the ten Series B shares previously represented thereby).

The Indonesian Securities Market

On November 30, 2007, the Jakarta Stock Exchange and the Surabaya Stock Exchange merged to become the IDX. The IDX began operation on December 3, 2007 and in 2007, had a market capitalization of Rp2,539.041 billion, in which Rp1,982 billion of it came from equities, Rp79,065 billion and US$105 million came from corporate bonds and Rp477 trillion came from the government bonds.

Overview of the IDX

There are currently two daily trading sessions from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m.

to 4:00 p.m. Trading on the IDX is based on an order-driven market system. Investors must contact brokerage companies, or IDX members, that will execute their orders through the IDX trading system. Trading on the IDX can only be done by IDX members who are registered as members of the Indonesian Clearing and Guarantee Corporation, or KPEI. A brokerage company may also buy and sell securities for its own account. No limitation of share ownership by foreign investors or foreign institutions exists through direct placement or through trading on the IDX, except for banking institutions, which may only be 99.0% foreign owned.

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

Transactions on the IDX regular market and non-regular market are required to be settled no later than the third trading day after the transactions. In case of a default by an exchange member on settlement upon the due date, they are liable to pay 125.0% of the highest price of the same securities or the same trading day.

The IDX board of directors may cancel a transaction if proof exists of fraud, manipulation or the use of insider information. The board of directors may also suspend trading if there are indications of bogus transactions or jacking up of share prices, misleading information, use of insider information, counterfeit securities or securities blocked from trading, or other important events.

IDX members may charge fees for their services based on an agreement with their clients. When conducting stock transactions on the IDX, exchange members are required to pay a transaction fee equal to 0.03% of the cumulative transaction value for each month plus an additional 0.01% for cash and regular market transactions guaranteed by KPEI (subject to a minimum transaction fee of Rp2,000,000). The commissions and transaction fees do not include the 10.0% value-added tax and the 0.1% transaction tax levied on the cumulative value of the sales of the shares.

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

Trading on the NYSE

The Bank of New York serves as depositary, or the Depositary, with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of March 31, 2009, 574,944,900 ADSs, representing 10.58% of our common stock, were outstanding in the United States and there were 40 registered owners of our ADSs.

Item 10: ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2008, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,356,174,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,500,000;

b.	ICLM, 2,171,250,000 Series B shares with a total value of Rp217,125,000,000; and

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

b.	ICLM, 2,171,250,000 Series B shares with a total value of Rp217,125,000,000; and

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

Our Articles of Association, or the Articles, state that any transaction involving a conflict of interest between us and our directors, commissioners and shareholders should be approved by a shareholders’ meeting, in which approval is required from a majority of independent shareholders.

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

Common Stock

The following is a summary of the material rights and restrictions related to the common stock of Indosat based upon applicable provisions of Indonesian law and provisions of our Articles of Association, which were most recently amended on July 14, 2008 and approved by the Minister of Law and Human Rights of Indonesia on August 6, 2008. This description does not purport to be complete and is qualified by reference to the Articles of Association and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles of Association.

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

The holders of common stock are entitled to pre-emptive rights if Indosat issues common stock, convertible bonds, warrants or similar securities. Such pre-emptive rights may be transferred or assigned to third parties subject to the restrictions set forth in the stipulations in the Articles, prevailing capital markets regulations and Indonesian law. Any rights issue shall be first approved by Indosat’s general meeting of shareholders and an announcement of such a plan shall be made by the Board of Directors in two daily newspapers (one in the English language and one in the Indonesian language). If the holders of common stock do not exercise their pre-emptive rights within the period fixed by the Board of the Directors in accordance with the relevant regulations, the Board of Directors may issue such common stock, convertible bonds, warrants or similar securities to third parties at a price and on terms at least the same as that offered previously to the existing shareholders and as determined by the Board of Directors.

Indosat’s authorized capital stock may be increased or decreased only by a resolution of an extraordinary general meeting of shareholders and an amendment of the Articles. Any such Amendment will be effective only after it receives approval from the Minister of Law and Human Rights of Indonesia.

As an exception to the above provisions, Indosat, with the approval of a general meeting of shareholders at which the holder of the Series A share attends and approves the resolution, may issue new shares without conducting a limited public offer to shareholders. This issuance may be done provided that this issue is made for a specified number of shares and such shares are issued within a specified period of time in compliance with the Indonesian capital market regulations or under any exemption Indosat may receive therefrom, and the said shares may be sold by Indosat to any person at a price and upon such conditions as may be determined by the Board of

Directors, provided that the price is not lower than par value. There are no limitations on the rights of foreign investors to own our common stock if such stock is acquired through capital markets.

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

Purpose and Duration

Pursuant to Article 3 of our Articles of Association, Notarial Deed No. 109, dated July 14 2008 and approved by the Minister of Law and Human Rights of the Republic of Indonesia under No. AHU-48398.AH.01.02.Year 2008, Indosat’s purposes, objectives and business activities are as follows:

1.	The purposes and objectives of Indosat are to undertake telecommunications network and/or services as well as the informatics business.

2.	To achieve the purposes and objectives referred to above, Indosat is permitted to undertake various activities, including:

a.	To carry out business and/or activities in the provision and services of the telecommunications network and/or services as well as the information technology business;

b.

To carry out business and/or activities of planning, construction of infrastructure, and provision of telecommunication as well as the information technology business facilities and supporting resources;

c.

To carry out business and activities to operate (including the marketing and sale of telecommunications networks and/or services as well as the information technology business carried out by Indosat), to engage in the maintenance, research, development of the telecommunications as well as the information technology business infrastructure and/or facilities, to conduct education and training, both within and outside the country; and

d.	To carry out business and/or activities related to the development of telecommunications as well as the information technology business.

We were established on November 10, 1967 with no time limit on our establishment.

Voting Rights

Each share of common stock entitles the registered holder thereof to one vote at any general meeting of shareholders of Indosat. Shareholders appoint members of the Board of Directors for a period commencing from the date of the general meeting of shareholders that appointed them and ending at the closing of the 5th annual general meeting of shareholders subsequent to the date of their appointment.

An annual general meeting of shareholders must be held, at the latest, on June 30 of each year. At such annual general meeting, the Directors must (i) report on the affairs and management of Indosat and the results for the most recent financial year; (ii) submit the audited balance sheet and audited profit and loss statement for such financial year to the meeting for approval; (iii) determine the plan for use of profit and the amount of dividend for such financial year; (iv) submit a request for the appointment of a public accountant; and (v) submit all other matters to be addressed at the meeting. In addition, the Board of Commissioners should also report their supervisory activities during the proceeding fiscal year as stipulated in the annual report. All materials described in (i) through (v) will be made available at Indosat for inspection by shareholders from the date of the invitation for the annual general meeting of shareholders until the date of the annual general meeting of shareholders. Proposals duly submitted by shareholders representing at least 25.0% of Indosat’s subscribed shares may be included in the agenda of such meeting, provided that such proposals are received by the Board of Directors at least 21 days prior to such meeting.

The Board of Directors or the Board of Commissioners may convene an extraordinary general meeting of shareholders and must convene such a meeting upon receipt of written notice from a shareholder or shareholders representing at least 10.0% of the subscribed shares of Indosat. Upon receipt of such written notice, within 22 days of the date such written notice is accepted, the Board of Directors shall discuss, resolve, and if the Board of Directors have resolved to convene such extraordinary meeting of shareholders, the Board of Directors shall announce notice of the extraordinary meeting of shareholders at the latest 14 days prior to the invitation of the extraordinary meeting of shareholders. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Directors shall announce invitation to the extraordinary meeting of shareholders. If the Directors fail to provide notice of such a meeting, the shareholders concerned can re-submit their notice to the Board of Commissioners. Upon receipt of such notice, within 22 days of the date such notice is accepted, the Board of Commissioners shall discuss, resolve, and if the Board of Commissioners have resolved to convene such extraordinary meeting of shareholders, the Board of Commissioners shall announce notice to the extraordinary meeting of shareholders at the latest 14 days prior to the invitation of the extraordinary meeting of shareholders. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Commissioners shall announce invitation to the extraordinary meeting of shareholders. If the Board of Commissioners fails to make notice of the extraordinary meeting of shareholders within 22 days as of the receipt of such request, the shareholders concerned may call such meeting at the expense of Indosat after obtaining approval from the Head of District Court.

Announcement of a general meeting is given to shareholders at least 14 days prior to the notice for the general meeting by an advertisement in at least two daily newspapers (one in the Indonesian language and one in the English language), one of which has a wide circulation in Indonesia. Notice must be given by placement of advertisement in at least two daily newspapers, one of which is in the Indonesian language and has a wide circulation in Indonesia and one of which is in the English language at least 14 days before the date of the annual general meeting or extraordinary general meeting, excluding the date of the notice and the date of the meeting.

If all shareholders are present and/or represented, notice requirements may be waived and the general meeting of shareholders may adopt binding resolutions.

Generally, the quorum for a general meeting of shareholders requires shareholders representing at least 50.0% of the issued shares of common stock to be represented in person or by a power of attorney at such meeting.

Shareholders may be represented at a general meeting of shareholders by a person holding a power of attorney, but no Commissioner, Director or employee of Indosat may act in such capacity. Unless otherwise provided in the Articles, and subject to the special voting rights of the Special Share, resolutions in order to be adopted must receive the affirmative vote of the holders of more than 50.0% of the shares of common stock which are present and being voted at the meeting (simple majority votes).

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

Liquidation

In the event that we go into liquidation, the Board of Directors will act as liquidator if required by the prevailing regulations. The balance of any liquidation account which is set up, after payment of all our debts and obligations, will be used to pay all of our shares. If possible, payment on these shares shall be made at a price written on the share certificates. The remaining balance of the liquidation account shall be distributed according to resolutions of the general meeting of shareholders.

Amendments to the Articles of Association

Amendments to our Articles of Association may be made only by a resolution of an extraordinary general meeting of shareholders attended by at least two-thirds of the shareholders and approved by two-thirds of the shareholders with voting rights, provided that (i) increases in our share capital without pre-emptive rights, (ii) mergers, consolidations and acquisitions involving us, (iii) liquidation and dissolution and (iv) amendments to the Articles of Association related to our purposes and objectives and the Series A holder’s veto rights can be affected only if the meeting is attended and the action approved by the holder of the Series A share.

A resolution regarding a reduction of the authorized and issued capital must be published by the Board of Directors in at least two daily newspapers, one of which is in the Indonesian language having a national circulation, and the other in the English language, for the benefit of creditors. In case a quorum for the extraordinary general meeting is not reached, within seven to twenty-one days from the original extraordinary general meeting a second meeting may be held to decide on matters which were not resolved at the first meeting. The second meeting can result in a valid and binding decision if attended by at least three-fifths of the shareholders and be approved by at least two-thirds of the shareholders with voting rights. Amendments related to a reduction of capital only become effective upon the approval of the Ministry of Law and Human Rights of Indonesia.

Transactions with Affiliates

It is the policy of Indosat not to enter into transaction with affiliates unless the terms thereof are no less favorable to Indosat than those which could be obtained by Indosat on an arm’s length basis from an unaffiliated third party.

Under BAPEPAM-LK regulations and Article 19 of our Articles of Association, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of common stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before Indosat was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM-LK Rule No. IX.E.1 to mean the difference between Indosat’s common interests, on the one hand, and the personal economic interests of the members of our Board of Commissioners, Board of Directors or our majority shareholders (a holder of 20.0% or more of our issued shares) of Indosat in one transaction which may impose losses to us due to unfair price determination. A conflict of interest also exists under BAPEPAM-LK rules when members of the Board of Commissioners, Board of Directors or a controlling shareholder of Indosat is involved in a transaction in which their personal interests may be in conflict with the interest of Indosat, unless otherwise excepted by BAPEPAM-LK regulations.

We expect, in light of the substantial presence which enterprises owned or controlled by the Government or ICLM or one of their affiliates have in Indonesia, that it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures or other arrangements or transactions with such enterprise from time to time. Under such circumstances, we may seek to consult BAPEPAM-LK in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the BAPEPAM-LK rule. If BAPEPAM-LK were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its rule, we would proceed without seeking disinterested shareholder approval. If, however, BAPEPAM-LK were to take the position that the proposal would require a vote of disinterested shareholders under its rule, we would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

Material Contracts

On May 9, 2007, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Persero) Tbk as trustee, in connection with our Fifth Indosat Bonds and our Second Syari’ah Ijarah Bonds. The Fifth Indosat

Bonds were issued on May 29, 2007 and have a total face value of Rp2,600.0 billion. The Second Syari’ah Ijarah Bonds were issued on May 29, 2007 and have a total face value of up to Rp400.0 billion.

On July 30, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our fixed local telecommunications network and Telkomsel’s cellular mobile network. We amended this agreement on December 19, 2007. Pursuant to these agreements, we and Telkomsel agreed to enable each party’s customers to make local, long-distance and international calls between our fixed local telecommunications network and Telkomsel’s cellular mobile network. The amended agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years but can be unilaterally terminated by either party upon three month’s written notice.

On December 19, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our cellular mobile network and Telkomsel’s cellular mobile network. We amended this agreement on February 18, 2008. Pursuant to these agreements, we and Telkomsel agreed to enable each party’s customers to make or receive interconnection calls of various types between our cellular mobile network and Telkomsel’s cellular mobile network. The amended agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years. The agreement is automatically renewed every two years but can be unilaterally terminated by either party upon three month’s written notice.

On December 18, 2007, we entered into a cooperation agreement with Telkom to set up network interconnection between our cellular wireless network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party, which enable each party’s customers to make interconnection calls of various types between our cellular wireless network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. On March 31, 2008, such agreement was amended in order to comply with BRTI letter No. 009 / DJPT3 / KOMINFO / II / 2008, regarding the implementation of interconnection arrangements for 2008.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our fixed telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make local, long-distance and international calls between our fixed telecommunications network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties.

On March 17, 2008, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Limited by Shares) Tbk as trustee, in connection with our Sixth Indosat Bonds, and our Third Syari’ah Ijarah Bonds. The Sixth Indosat Bonds were issued on April 9, 2008 and have a total face value of Rp1,080.0 billion. The Third Syari’ah Ijarah Bonds have a total face value of up to Rp570.0 billion.

For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

On March 24, 2009, we held meetings with holders of our Series B Second Indosat Bonds, Third Indosat Bonds, Fourth Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds, First Syari’ah Ijarah Bonds, Second Syari’ah Ijarah Bonds and Third Syari’ah Ijarah Bonds, and obtained consents to, among other things, amendments to the definitions of “Debt,” “EBITDA,” and “Equity” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreements to these bonds.

A copy of the above agreements are filed as Exhibits 4.2 through 4.5, 15.3, 15.5, 15.13 and 15.14 are attached hereto.

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

Dividends. Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20.0%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to us (with a copy to the Indonesian Office of Tax Services where we are registered) a certificate of tax domicile issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled. Indonesia has concluded double taxation treaties with over 50 countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia tax treaty, the withholding tax on dividends is generally, in the absence of a 20.0% voting interest, reduced to 15.0%.

Capital Gains. The sale or transfer of common stock listed on an Indonesian stock exchange is subject to tax at the rate of 0.1% of the value of the transaction. The broker handling the transaction is obligated to withhold such tax. The holding, sale or transfer of founder shares listed on an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to an additional 0.5% final income tax. Subject to the promulgation of implementing regulations (which have not been issued to date), the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of

20.0%. However, this provision in the income tax law is not currently applied in practice. It is expected that, if and when further implementing regulations are issued in respect to this provision in the income tax law, in practice this withholding tax will (i) only be applied if common stock not listed on an Indonesian stock exchange is purchased and paid for by an Indonesian resident subject to tax or by a permanent establishment in Indonesia of a non-resident entity or individual and (ii) not affect the net proceeds from any sale or transfer of ADSs through a regular trade on the NYSE by a Non-Indonesian Holder.

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

U.S. Federal Income Taxation

The following discussion addresses the principal U.S. federal income tax consequences to a U.S. Holder, as defined below, of owning ADSs or shares of common stock. The description below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, the income tax convention between the United States and Indonesia and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of common stock may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. dollar, persons that received ADSs or shares of common stock as compensation for services, persons owning, directly or indirectly, 10.0% or more of our voting shares, and persons who hold ADSs or shares of common stock as part of a “hedge,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the Treasury Regulations thereunder) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not U.S. Holders, the following summary is limited to U.S. Holders who will hold ADSs or shares of common stock as “capital assets” within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of ADSs or shares of common stock.

As used herein, the term “U.S. Holder” means a holder of ADSs or shares of common stock that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (v) a holder whose income in respect of the ADSs or shares of common stock is subject to U.S. federal income tax on a net income basis.

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

The summary below does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of ADSs or shares of common stock in light of the holder’s particular circumstances and income tax situation. Prospective holders should consult their own tax advisors as to the specific tax consequences to them of the purchase, ownership and disposition of ADSs or shares of common stock, including the application and the effect of state, local, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

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

For taxable years beginning before January 1, 2011, “qualified dividend income” received by an individual is subject to federal income taxation at rates lower than those applicable to other types of ordinary income. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income” provided that applicable holding period requirements with respect to the ADSs or common stock and other applicable requirements are satisfied by such U.S. Holders. Dividends paid by a foreign corporation that is classified as a passive foreign investment company, or PFIC, are not “qualified dividend income.” See “—Passive Foreign Investment Company Status” below.

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

Taxation of Capital Gains and Losses. Subject to the discussion under “Passive Foreign Investment Company Status” below, a U.S. Holder will generally recognize a taxable gain or loss on the sale, exchange or other disposition of ADSs or shares of common stock in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such holder’s adjusted tax basis in such ADSs or shares of common stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of common stock have been held for more than one year. For non-corporate U.S. Holders, the U.S. income tax rate applicable to the net long-term capital gain recognized for a year upon a sale, exchange or other disposition of ADSs or shares of common stock is currently 15.0% for taxable years beginning before January 1, 2011. Deposit and withdrawal of common stock in exchange for ADSs by a U.S. Holder will not result in a realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Status. Special U.S. federal income tax rules apply to a U.S. Holder that holds an equity interest in a PFIC. In general, a foreign corporation will constitute a PFIC for any taxable year for United States federal income tax purposes if 75.0% or more of its gross income for such taxable year consists of passive income (generally, interest, dividend, rents, royalties and net gain from the disposition of assets that give rise to such income) or 50.0% or more of its average assets held during such taxable year consist of assets that produce or are held for the production of passive income.

Based upon our existing and anticipated future operations and current assets, we believe that we are not, and anticipate that we will not become in the foreseeable future, a PFIC. If we are not operated in the manner currently anticipated, however, we may be considered a PFIC for the current or for a subsequent year depending upon our actual activities. Furthermore, because PFIC status is determined on a year-by-year basis and depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or shares of common stock, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or shares of common stock. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for ADSs or shares of common stock will be treated as excess distributions. Under these special tax rules: (a) the excess distribution or gain will be allocated rateably over such U.S. Holder’s holding period for ADSs or shares of common stock, (b) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (c) the amount allocated to each other year will generate an additional tax that is due for the current taxable year and that is equal to the total, for each such other year, of (i) the amount allocated to such year multiplied by the highest tax rate in effect for such year and (ii) an amount equal to the interest charge that would have been imposed for underpaying that amount of tax for such year.

An election may be available to avoid these adverse tax consequences if certain conditions are met and the U.S. Holder elects to annually mark-to-market the ADSs or shares of common stock. Furthermore, although a PFIC shareholder may mitigate the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code, this option is not available to U.S. Holders because we do not intend to comply with the requirements necessary to permit a U.S. Holder to make this election.

U.S. Holders are advised to consult their tax advisors concerning the U.S. federal income tax consequences of holding the ADSs or shares of common stock and of making the mark-to-market election if we are considered a PFIC in any taxable year. A U.S. Holder who owns ADSs or shares of common stock during any year that we are a PFIC must file with the Internal Revenue Service, or IRS, Form 8621.

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

Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for Indonesian tax withheld from dividends or Indonesian tax imposed on capital gains, if any, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, dividends and capital gains will, depending on a U.S. Holder’s particular circumstances, generally constitute “passive” or “general” income. Furthermore, dividends will generally constitute foreign source income and currency gains and capital gains will generally constitute U.S. source income. Capital loss will generally be allocated against U.S. source income. Because capital gains will generally constitute U.S. source income, as a result of the U.S. foreign tax credit limitation, any Indonesian or other foreign tax imposed upon capital gains in respect of ADSs or shares of common stock may not be currently creditable unless a U.S. Holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket or an election to treat such gain as foreign source income is available.

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

If dividends, gain or income with respect to an ADS or share of common stock of a non-U.S. Holder is effectively connected with the conduct of such trade or business (or attributable to a permanent establishment in the United States, in the case of a holder who is a resident of a country which has an income tax treaty with the United States), the non-U.S. Holder may be subject to U.S. income taxes on such dividend, gain or income at the statutory rates provided for U.S. Holders after deduction of deductible expenses allocable to such effectively connected income. In addition, if such a non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax currently equal to 30.0% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-U.S. Holder’s country of residence. For this purpose, dividends, gain or income in respect of an ADS or share of common stock will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-U.S. Holder.

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

Interest Rate Sensitivity

As of December 31, 2008, most of our debt outstanding was at fixed rates. See “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

The following table provides information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debt and bonds payable, the table presents principal cash flows and related interest rates by expected maturity dates. The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2008; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on three-month certificate of Bank Indonesia, one-month certificate of Bank Indonesia and three month JIBOR on December 2008 plus a margin; and (iii) interest rates for long-term debts in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

		Outstanding Balance as at December 31, 2008		Expected Maturity Date (as of December 31, 2008)
	Interest Rate	Foreign Currency	Rupiah Equivalent	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(%)	US$	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(US$ in millions)		(Rp. in billions)
Assets:
Variable rate
Time deposits
Rp	1.250% – 14.000%		1,603.6	1,603.6						1,603.6	1,603.6
US$	0.002% – 6.000%	353.0	3,865.4	3,865.4	—	—	—	—	—	3,865.4	3,865.4

Total Assets		353.0	5,469.0	5,469.0	—	—	—	—	—	5,469.0	5,469.0

Liabilities:
Loans payable
Fixed rate
Rp.
Principal			4,534.3	450.0	650.0	675.0	2,075.0	684.3	—	4,534.3	4,534.3
Interest	8.75 – 10.5%			485.9	503.3	412.6	274.0	21.6		1,697.4	—
US$
Principal		123.1	1,347.9	83.2	197.2	155.6	114.0	114.0	683.9	1,347.9	1,347.9
Interest	4.15 – 5.69%			72.6	65.9	56.0	48.6	48.6	110.3	402.0	—
Variable rate
Rp.
Principal			49.4	24.5	20.0	4.9	—	—	—	49.4	49.4
Interest	1 month SBI + 2.25% and 3 month SBI + 3.00%			5.1	2.3	0.2	—	—	—	7.6	—
US$
Principal		505.6	5,536.7	14.8	60.9	1,292.8	1,652.5	2,194.6	321.1	5,536.7	5,536.7
Interest	6 month LIBOR + 0.35%; 1.45% and 1.85%			193.0	196.6	172.2	98.1	60.4	8.9	729.2	—

		Outstanding Balance as at December 31, 2008		Expected Maturity Date (as of December 31, 2008)
	Interest Rate	Foreign Currency	Rupiah Equivalent	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(%)	US$	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
		(US$ in millions)		(Rp. in billions)
Bonds payable
Fixed rate
Rp.
Principal			6,590.0	—	640.0	1,100.0	—	1,330.0	3,520.0	6,590.0	6,590.0
Interest	10.2 – 16%			729.5	715.7	581.1	515.1	424.2	1,181.9	4,147.5	—
US$
Principal		344.2	3,768.5	—	2,570.5	—	1,198.0	—	—	3,768.5	3,768.5
Interest	7.125 – 7.75%			284.6	251.4	85.4	42.7	—	—	664.1	—
Variable rate
Rp.
Principal			56.4	56.4	—	—	—	—	—	56.4	56.4
Interest	3 month average time deposit + 3%			2.4	—	—	—	—	—	2.4	—
US$
Principal										—	—
Interest										—	—

Total Liabilities		972.9	21,883.2	2,402.0	5,873.8	4,535.8	6,018.0	4,877.7	5,826.1	29,533.4	21,883.2

Net Cash Flows		(619.9)	(16,414.2)	3,067.0	(5,873.8)	(4,535.8)	(6,018.0)	(4,877.7)	(5,826.1)	(24,064.4)	(16,414.2)

In addition, as of December 31, 2007 and December 31, 2008, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. During the period between January 1, 2005 through December 31, 2008, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp8,672 per U.S. dollar, and, during the year 2008, ranged from a low of Rp12,400 per U.S. dollar to a high of Rp9,051 per U.S. dollar. On December 31, 2008, the prevailing Bank Indonesia exchange rate was Rp10,950 per U.S. dollar. As a result, we recorded a loss on foreign exchange-net of Rp155.3 billion, and Rp885.7 billion in 2007 and 2008, respectively. To the extent the Indonesian rupiah depreciates further from exchange rates in effect at December 31, 2008, our obligations under such accounts payable would increase in Indonesian rupiah terms. The increases in these obligations would be offset in part by increases in the value of foreign currency-denominated term deposits and by increases in the value of foreign currency accounts receivable. With respect to our foreign currency-denominated loans payable and bonds payable, to the extent the Indonesian rupiah depreciates further from exchange rates in effect at December 31, 2008, our obligations under our loans payable and bonds payable would increase in Indonesian rupiah terms. See “Item 3—Key Information—Risk Factors—Risks Relating to Indonesia—Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects.”

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

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2008 of Rp10,950 = US$1.00. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Indonesian rupiah in future periods.

	Expected Maturity Date as of December 31,
	Foreign Currency	2009	2010	2011	2012	2013	Thereafter	Total
	(in thousands)	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
	(Rp. in million)
Assets:
Cash and cash equivalents(1)
US$ denominated	370.2	4,054.2	—	—	—	—	—	4,054.2
Accounts receivable
US$ denominated	112.5	1,232.6	—	—	—	—	—	1,232.6
Derivative assets
US$ denominated	60.0	656.6	—	—	—	—	—	656.6
Other current assets
US$ denominated	2.3	24.7	—	—	—	—	—	24.7
Due from related parties
US$ denominated	0.8	8.3	—	—	—	—	—	8.3
Non-current assets—others
US$ denominated	1.1	12.4	—	—	—	—	—	12.4

Total Assets	546.9	5,988.8	—	—	—	—	—	5,988.8

Liabilities:
Accounts payable-trade
US$ denominated	31.0	339.9	—	—	—	—	—	339.9
Procurement Payable
US$ denominated	412.3	4,514.7	—	—	—	—	—	4,514.7
Accrued expenses
US$ denominated	39.0	427.5	—	—	—	—	—	427.5
Deposits from customers
US$ denominated	1.0	11.1	—	—	—	—	—	11.1
Derivative liabilities
US$ denominated	28.9	315.9	—	—	—	—	—	315.9
Other current liabilities
US$ denominated	0.0	0.3	—	—	—	—	—	0.3
Due to related parties
US$ denominated	0.0	0.0	—	—	—	—	—	0.0
Loans payable
US$ denominated	645.7	98.0	258.1	1,448.4	1,766.5	2,494.4	1,005.0	7,070.4
Bonds payable
US$ denominated	344.2	—	2,570.5	—	1,198.0	—	—	3,768.5
Other non-current liabilities
US$ denominated	13.3	145.2	—	—	—	—	—	145.2

Total Liabilities	1,515.4	5,852.6	2,828.6	1,448.4	2,964.5	2,494.4	1,005.0	16,593.5

Net Cash Flows	(968.5)	136.2	(2,828.6)	(1,448.4)	(2,964.5)	(2,494.4)	(1,005.0)	(10,604.7)

(1)	“Cash and cash equivalents” consist of cash on hand, cash in banks and time deposits.

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Foreign Currency Swap Contracts

During 2008, we maintained the existing foreign currency swap contracts that we entered in year 2005 to 2007, restructured three of our existing foreign currency swap contracts and entered into three new foreign currency swap contracts in an effort to cost-effectively manage our foreign currency exposure. These contracts are fixed rate foreign currency contracts. From 2007 to 2008, we settled all of the remainder of our structured currency forward contracts with three separate international financial institutions. As of December 31, 2008, we had hedging facilities amounting to US$509.0 million, representing 52.3% of our U.S. dollar-denominated bonds and loans.

During the period from May to November 2005, we entered into foreign currency contracts with respect to an aggregate amount of US$250.0 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates ranging from Rp8,322.5 to Rp9,800 per US$1.00 as follows:

•

with respect to US$100.0 million, the spot rates is Rp8,322.5 per US$1.00, and the maturity date is November 5, 2010. We pay a premium under such contracts, which is the aggregate of the prevailing six-month LIBOR plus a fixed margin of 2.62% per annum for US$50.0 million and a fixed rate of 6.96% per annum for US$50.0 million;

•	with respect to US$25.0 million, the spot rate is Rp9,800 per US$1.00, the maturity date is November 5, 2010 and the premium is 4.3% per annum;

•

with respect to US$75.0 million, the spot rate is (i) the lower of Rp9,700 and the lowest daily Rupiah/US$ spot rate in effect from August 22, 2005 to and including June 20, 2012 (lower strike) per US$1.00 if the Rupiah/US$ spot rate at maturity is lower than or equal to the lower strike plus Rp4,300.00 (upper strike) or (ii) the Rupiah/US$ spot rate in effect on the maturity date minus Rp4,300.00 per US$1.00 if the Rupiah/US$ spot rate on the maturity date is higher than the upper strike. The maturity date is June 22, 2012 and the premium of the contract is 3.28% per annum;

These swap contracts were structured to include credit-linkage with us as the reference entity and with our bankruptcy, failure to pay on certain of our debt obligations or a restructuring of certain of our debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, our obligations and those of the swap counterparty under these swap contracts will terminate without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts;

•

with respect to US$25.0 million, the maturity date is June 22, 2012 and the premium is 2.99% per annum. We are not obligated to execute the contract if the spot rate at maturity date is less than or equal to Rp9,500. The spot rate is (i) Rp9,500 per US$1.00 if the spot rate on the maturity date is higher than Rp9,500, but less than or equal to Rp14,000 or (ii) Rp9,500 per US$1.00 plus the excess of actual rate over Rp14,000 if the spot rate on the maturity date is higher than Rp14,000; and

•	with respect to US$25.0 million, the spot rate is Rp9,800 per US$1.00, the maturity date is June 22, 2012 and the premium is 5.5% per annum.

However, in the event that the Indonesian rupiah appreciates against the U.S. dollar and LIBOR increases, we would recognize losses on such transactions, which could have a material and adverse effect on our financial condition.

From January to May 2006, we entered into four foreign currency contracts, each in the principal amount of US$25.0 million, with respect to an aggregate amount of US$100.0 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars based upon the agreed spot rate ranging from Rp8,700 to Rp9,450 per US$1.00. The maturity date is June 22, 2012 and we pay a premium under such contracts equal to a fixed rate of 4.78%, 4.15%, 3.75% and 3.45% per annum, respectively.

In August 2006, we entered into foreign currency contracts with respect to US$25.0 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars based upon the agreed spot rate of Rp9,000 per US$1.00, and the maturity dates are November 5, 2010. We pay a premium under such contracts equal to a fixed rate of 4.00% per annum for US$25.0 million.

From August 2008 to December 2008, we entered into five foreign currency contracts with respect to an aggregate amount of US$209.0 million under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates as follows:

•

with respect to US$50.0 million, on August 8, 2008, we restructured two of our US$25.0 million foreign currency contracts, which were at a premium of 5.5% per annum and 4.15% per annum, respectively, into a US$50.0 million foreign currency contract. The maturity date is June 22, 2012 and the premium is 4.22% per annum. We are not obligated to execute the contract if the spot rate at maturity date is less than or equal to Rp8,950. The spot rate is (i) Rp8,950 per US$1.00 if the spot rate on the maturity date is higher than Rp8,950, but less than or equal to Rp11,000 or (ii) Rp8,950 per US$1.00 plus the excess of actual rate over Rp11,000 if the spot rate on the maturity date is higher than Rp11,000;

•

with respect to US$25.0 million, the maturity date is June 12, 2013 and the premium is 4.10% per annum for US$25.0. million up to June 12, 2011 and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013. We are not obligated to execute the contract if the spot rate at maturity date is less than or equal to Rp8,800. The spot rate is (i) Rp8,800 per US$1.00 if the spot rate on the maturity date is higher than Rp8,800, but less than or equal to Rp12,000 or (ii) Rp8,800 per US$1.00 plus the excess of actual rate over Rp12,000 if the spot rate on the maturity date is higher than Rp12,000;

•

with respect to US$25.0 million, on September 8, 2008, we restructured our US$25.0 million foreign currency contract, which was at a premium of 2.99% per annum. The maturity date is June 22, 2012 and the premium is 2.52% per annum. We are not obligated to execute the contract if the spot rate at maturity date is less than or equal to Rp9,000. The spot rate is (i) Rp9,000 per US$1.00 if the spot rate on the maturity date is higher than Rp9,000, but less than or equal to Rp11,000 or (ii) Rp9,000 per US$1.00 plus the excess of actual rate over Rp11,000 if the spot rate on the maturity date is higher than Rp11,000;

•

with respect to US$25.0 million, the maturity date is June 12, 2013 and the premium is 3.945% per annum for US$25.0 million up to June 12, 2011 and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013. We are not obligated to execute the contract if the spot rate at maturity date is less than or equal to Rp8,800. The spot rate is (i) Rp8,800 per US$1.00 if the spot rate on the maturity date is higher than Rp8,800, but less than or equal to Rp12,000 or (ii) Rp8,800 per US$1.00 plus the excess of actual rate over Rp12,000 if the spot rate on the maturity date is higher than Rp12,000; and

•

with respect to US$84.0 million, the maturity date is November 5, 2010 and the upfront premium is US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008 and will be amortized over the contract period. We are not obligated to execute the contract if the spot rate at maturity date is less than or equal to Rp11,500. The spot rate is (i) Rp11,500 per US$1.00 if the spot rate on the maturity date is higher than Rp11,500, but less than or equal to Rp15,000 or (ii) Rp11,500 per US$1.00 plus the excess of actual rate over Rp15,000 if the spot rate on the maturity date is higher than Rp15,000.

Interest Rate Swap Contracts

During 2008, we entered into ten interest rate swap contracts with five international financial institutions with respect to US$362.2 million in aggregate in which we agreed to make fixed interest rate payments in exchange for a six-month U.S. dollar LIBOR-linked floating rate plus either 0.35%, 1.45% or 1.85% per annum in order to hedge the interest rate risks on our HSBC Sinosure and HSBC Commercial satellite financing agreements and our ING/DBS Syndicated Loan, respectively.

On January 20, 2009, Indosat entered into an interest rate swap contract with Bank DBS with respect to US$26.0 million, which will decrease based on predetermined schedules. Based on the contract, we agreed to pay interest computed at a fixed rate of 3.83% every March 25, and September 25 up to March 2011, and every June 12 and December 12 up to December 12, 2012 in exchange for six-month U.S. dollar LIBOR plus 1.85% per annum.

On March 2, 2009, we entered into an interest rate swap contract with Bank of Tokyo MUFJ with respect to US$36.5 million, which will decrease based on predetermined schedules. Based on the contract, we agreed to pay interest computed at a fixed rate of 4.1% every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to June 12, 2012, in exchange for six-month U.S. dollar LIBOR plus 1.85% per annum.

On March 3, 2009, we entered into an interest rate swap contract with ING with respect to US$25.0 million, which will decrease based on predetermined schedules. Based on the contract, we agreed to pay interest computed at a fixed rate of 4.0094% every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to December 12, 2011, in exchange for six-month U.S. dollar LIBOR plus 1.85% per annum.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2008, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2008, or the Evaluation Date, our management, including our President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were sufficient to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our President Director and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. Our Board of Directors conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Based on this criteria, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

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

Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global, the independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on internal control over financial reporting as of December 31, 2008. This attestation report is set forth on page F-3 of our consolidated financial statements attached hereto.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that each of George Thia Peng Heok and Kanaka Puradiredja, who was elected to our Audit Committee as of January 1, 2009, constitute an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about George Thia Peng Heok, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Commissioners.”

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2007 and 2008:

	2007	2008
	(in US$)
Audit fees(1)	2,132,600	1,963,307
Audit-related fees(2)	1,557,200	953,962
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	3,689,800	2,917,269

(1)

Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, PT Indosat Mega Media, PT Aplikanusa Lintasarta, PT Starone Mitra Telekomunikasi and PT Artajasa Pembayaran Elektronis and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

Audit-related fees in 2007 and 2008 primarily consist of fees for performing quarterly limited reviews of our consolidated financial statements including those of our subsidiaries and for performing services in connection with our bond issuances in 2007 and 2008.

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

New listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an audit committee comprised of independent directors. The rules became effective on July 31, 2005. Under Rule 10A-3(c)(3), foreign private issuers are exempt from such independence requirements if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors or has members from both inside and outside the board of directors; (iii) the audit committee members are not elected by the management and no executive officer of the company is a member of the audit committee; (iv) the home country government or stock exchange has requirements for an audit committee independent from the management of the company; and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We rely on the general exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to the composition of our Audit Committee as set forth in our Section 303A.11 website disclosure, which is made publicly available on our website, www.indosat.com.

We believe our reliance on the exemption would not materially or adversely affect the ability of our Audit Committee to act independently. We also believe the intent of such provisions are meant to ensure that the Audit Committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Indonesia Stock Exchange rules require that each member of the Audit Committee be independent. The rules also require that at least two of the members of the Audit Committee be external independent members, which means that they must be independent of not only the Board of Directors but also the Board of Commissioners and us as a whole. Accordingly, we believe the standard established by the Indonesia Stock Exchange rules are at least equally effective in ensuring the ability of our Audit Committee to act independently.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information concerning purchases by Qtel of our Series B Shares or ADSs from June 2008 through February 2009:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month: June 2008(1)
ADSs	0		N/A	N/A	N/A
Ordinary Shares	2,217,590,000		Rp7,388	N/A	N/A
Month: February 2009(2)
ADSs	10,010,572	US$	31.0055	N/A	N/A
Ordinary Shares	813,938,000		Rp7,388	N/A	N/A

(1)

Pursuant to a share purchase agreement dated June 6, 2008, between Qtel and STT Communications Ltd, Qtel, through its wholly owned subsidiary, Qatar South East Asia Holding S.P.C., acquired a 100% ownership interest in ICLS and ICLM for an aggregate consideration of S$2,400,000,000, consisting of a purchase price of S$1,538,934,272 and the assumption of an aggregate amount of S$861,065,728 in loan payable by ICLS and ICLM to AMH. Pursuant to this share purchase agreement, beneficial ownership of the shares of ICLS and ICLM transferred to Qtel on June 6, 2008 and legal ownership of the shares of ICLS and ICLM was transferred to Qtel on June 22, 2008. The acquisition of ICLS and ICLM resulted in the indirect acquisition by Qtel of an aggregate of 2,217,590,000 ordinary shares held by ICLS and ICLM. The implied price paid for such indirect acquisition was Rp7,388 per ordinary share.

(2)

On January 20, 2009, Qtel, through its wholly owned subsidiary, ICLS, commenced concurrent tender offers in Indonesia and the United States, or the Tender Offers, to purchase up to 1,314,466,775 ordinary shares of our Company (including ordinary shares underlying ADSs). The Tender Offers expired on February 18, 2009. Qtel accepted for purchase by ICLS 813,938,000 ordinary shares and 10,010,572 ADSs pursuant to the Tender Offers and settlement of such purchases occurred on March 5, 2009. The purchase price paid in the Tender Offers was Rp7,388 per ordinary share and US$31.0055 per ADS (the U.S. dollar equivalent of Rp369,400).

Item 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in or disagreements with our accountants on any matter of accounting principle, practice or financial disclosure during the last two fiscal years.

Item 16G: CORPORATE GOVERNANCE

We are incorporated under the laws of the Republic of Indonesia and the principal trading market for our ordinary shares is the IDX. Our ordinary shares are registered with the U.S. Securities and Exchange Commission and are listed on the NYSE. As such, we are subject to certain corporate governance requirements.

Our home country requirements for corporate governance are embodied primarily in Law No. 40 of 2007 on Limited Liability Companies, Law No. 8 of 1995 on Capital Markets, the Regulations of the Indonesian Capital Market Supervisory Board, or the BAPEPAM-LK Regulations, and the rules issued by the Indonesian stock exchanges, namely the IDX. In addition to these statutory requirements, our Articles of Association incorporate provisions directing certain corporate governance practices.

However, many of the corporate governance rules contained in the NYSE Listed Company Manual, or the NYSE listing standards, are not required for “foreign private issuers” and we are permitted to follow our home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE listing standards. Although we have complied voluntarily with most of the corporate governance rules contained in the NYSE listing standards, there are certain important differences between our corporate governance standards and those standards applicable to U.S. companies listed on the NYSE which are described below.

Audit Committee

The NYSE listing standards require NYSE-listed companies to maintain an audit committee comprised of at least three members satisfying the requirements for independence set forth in Section 303A.02. Pursuant to BAPEPAM-LK Regulations, public companies in Indonesia must maintain audit committees comprised of at least one independent commissioner and two members from outside the company. Our Audit Committee consists of five members, three of whom are Independent Commissioners and two of whom are independent outsiders, as required by BAPEPAM-LK Regulations.

In addition, our Audit Committee’s written charter does not require our Audit Committee to review earnings guidance prior to filing to ensure compliance with the prevailing capital market laws and regulations as required under Section 303A.07(c)(iii)(C), although the written charter does require review of press releases containing financial information. Unlike the requirements set forth in the NYSE listing standards, our Audit Committee does not have direct responsibility for the appointment, retention and compensation of our external auditor. Our Audit Committee can only recommend the appointment of the external auditor to the Board of Commissioners, and the Board of Commissioner’s decision is subject to shareholder approval as required by Indonesian law. A copy of our Audit Committee’s written charter can be found on our website at www.indosat.com.

Composition of Board of Directors; Nominating Committee

The NYSE listing standards require that the board of directors of an NYSE-listed company consist of a majority of independent directors and that a nominating committee be established. We have a dual board structure, with a separate Board of Directors and Board of Commissioners, separating the powers of management (exercised by the Board of Directors) from those of supervision (exercised by the Board of Commissioners). As such, when the NYSE listing standards apply corporate governance principles to the directors of a NYSE-listed company, we evaluate our practices with reference to our Commissioners. As required by BAPEPAM-LK Regulations and IDX rules, our ten-member Board of Commissioners maintains a minimum of at least three independent members. Further, we do not have a nominating committee. At meetings of our shareholders, our shareholders nominate and elect persons to our Board of Commissioners.

Pursuant to the NYSE listing standards, directors of NYSE-listed companies must meet at regularly-scheduled executive sessions without management. Neither the BAPEPAM-LK Regulations nor IDX rules require us to hold such executive sessions where the Board of Commissioners meets without any Directors present. In the past, our Board of Commissioners, which is entirely composed of non-management persons, has met in executive session periodically, in addition to the customary presentation of information by our Board of Directors to the Board of Commissioners. In early 2005, we instituted procedures by which our Board of Commissioners started meeting in executive sessions at the end of each regularly-scheduled meeting, which currently occur at least on a quarterly basis.

Compensation Committee

The NYSE listing standards require NYSE-listed companies to maintain a compensation committee composed entirely of independent directors with a written charter addressing the committee’s performance and responsibilities as well as requiring an annual performance evaluation. Our Remuneration Committee currently has three members from our Board of Commissioners and has the responsibilities contained in the NYSE listing standards. However, only one commissioner of the three committee members is independent and its written charter does not provide for an annual performance evaluation of the Remuneration Committee. A copy of our Remuneration Committee’s written charter can be found on our website at www.indosat.com.

PART III

Item 17: FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19: EXHIBITS

(a)	Index to Consolidated Financial Statements

	Independent Auditor’s Report	F-2 - F-3
	Consolidated Balance Sheets as of December 31, 2007 and 2008	F-4 - F-5
	Consolidated Statements of Income for the Years Ended December 31, 2006, 2007 and 2008	F-6
	Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2006, 2007 and 2008	F-7 - F-8
	Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008	F-9 - F-10
	Notes to Consolidated Financial Statements	F-11 - F-131

(b)	Index to Exhibits

1.1	Notarial Deed No. 7 Relating to the Amendment and Restatement of Articles of Association, dated March 8, 2004(1)

1.2	Notarial Deed No. 145, Relating to the Amendment of the Articles of Association, dated September 30, 2004(1)

1.3	Notarial Deed No. 38, Relating to the Amendment of the Articles of Association, dated November 9, 2006(1)

1.4	Notarial Deed No. 109, Relating to the Amendment of the Articles of Association, dated July 14, 2008

4.1	Form of Non-Compete Agreement(2)

4.2	Agreement for Network Interconnection for Fixed Local Telecommunication Network between PT Indosat Tbk and Telkomsel, dated July 30, 2007 and its Amendment dated December 19, 2007

4.3	Agreement for Network Interconnection for Cellular Mobile Network between PT Indosat Tbk and Telkomsel, dated December 19, 2007 and its Amendment dated February 18, 2008

4.4	Agreement for Network Interconnection for Cellular Mobile Network between PT Indosat Tbk and Telkom, dated December 18, 2007 and its Amendment dated March 31, 2008

4.5	Agreement for Network Interconnection for Fixed Network between PT Indosat Tbk and Telkom, dated December 18, 2007 and its Amendment dated March 31, 2008

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics, dated January 24, 2007(2)

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1

Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility(3)

15.3	Trustee Agreement for the Fifth Indosat Bonds, dated May 9, 2007(1)

15.4	Credit Agreement with Goldman Sachs International dated May 30, 2007(1)

15.5	Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 9, 2007(1)

15.6	Credit Agreement with Bank Central Asia, dated August 28, 2007(1)

15.7	Credit Agreement with Bank Mandiri, dated September 18, 2007(1)

15.8	First Amendment to Credit Agreement with Bank Central Asia, dated October 30, 2007(1)

15.9	Credit Agreement with Bank DBS Indonesia, dated November 1, 2007(1)

15.10	Sinosure Term Facility Agreement with HSBC France, dated November 27, 2007

15.11	COFACE Term Facility Agreement with HSBC France, dated November 27, 2007

15.12	Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated November 27, 2007

15.13	Trustee Agreement for the Sixth Indosat Bonds, dated March 17, 2008(1)

15.14	Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated March 17, 2008(1)

15.15	Syndicated Loan Facility with ING/DBS, dated June 12, 2008

15.16	Revised Audit Committee Charter, dated May 16, 2008

15.17	Loan Agreement with Bank of Central Asia, dated September 17, 2008

15.18	Deed of Amendment of Loan Facility with Bank Central Asia, dated February 12, 2009

15.19	Deed of Amendment of Syndicated Loan Facility with ING/DBS, dated February 24, 2009

15.20	Deed of Amendment of Sinosure Term Facility Agreement with HSBC France, dated March 18, 2009

15.21	Deed of Amendment of COFACE Term Facility Agreement with HSBC France, dated March 18, 2009

15.22	Deed of Amendment of Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated March 18, 2009

15.23

Deed of Amendment of Term Facility Agreement among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent, dated March 20, 2009

15.24	Deed of Amendment to Credit Agreement with Bank Mandiri, dated March 23, 2009

15.25	Deed of Amendment of Loan Facility with Bank DBS Indonesia, dated March 25, 2009

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 5, 2008.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 10, 2007.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.

We have not included as exhibits certain instruments with respect to our long-term debt, the total amount of debt authorized under each of which does not exceed 10.0% of our total consolidated assets. We agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 15, 2009

PT INDOSAT TBK

By:	/s/ Johnny Swandi Sjam
Name:	Johnny Swandi Sjam
Title:	President Director (Chief Executive Officer)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-9846

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated balance sheets of PT Indosat Tbk (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Indonesia, which differ in certain respects from U.S. generally accepted accounting principles (Notes 39, 40 and 41 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PT Indosat Tbk and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2009 expressed an unqualified opinion thereon.

Purwantono, Sarwoko & Sandjaja

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

March 18, 2009

Report of Independent Registered Public Accounting Firm

Report No. RPC-9847

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited PT Indosat Tbk (“the Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PT Indosat Tbk and its subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, PT Indosat Tbk and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PT Indosat Tbk and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2008, and our report dated March 18, 2009, expressed an unqualified opinion thereon.

Purwantono, Sarwoko & Sandjaja

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

March 18, 2009

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2007	2008	2008 (Note 3)
		Rp	Rp	US$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,4,25	8,053,006	5,737,866	524,006
Short-term investments—net of allowance for decline in value of Rp25,395 in 2007 and 2008	2d	1,250	—	—
Accounts receivable	2e
Trade	5,15
Related parties—net of allowance for doubtful accounts of Rp88,342 in 2007 and Rp69,444 in 2008	25	133,345	76,078	6,948
Third parties—net of allowance for doubtful accounts of Rp326,142 in 2007 and Rp426,719 in 2008		897,623	1,264,628	115,491
Others—net of allowance for doubtful accounts of Rp17,240 in 2007 and Rp18,867 in 2008		20,901	16,914	1,545
Inventories	2f	161,573	241,991	22,100
Derivative assets	2r,28	127,717	656,594	59,963
Advances		38,017	39,151	3,575
Prepaid taxes	6,13	714,322	592,880	54,144
Prepaid expenses	2g,2q,24,25	618,893	987,073	90,144
Other current assets	2c,25	27,480	46,598	4,255

Total Current Assets		10,794,127	9,659,773	882,171

NON-CURRENT ASSETS
Due from related parties—net of allowance for doubtful accounts of Rp2,257 in 2007 and Rp2,419 in 2008	2e,25	56,455	42,496	3,881
Deferred tax assets—net	2t,13	87,118	68,445	6,251
Investments in associated companies—net of allowance for decline in value of Rp56,300 in 2007 and Rp56,586 in 2008	2h,7	286	700	64
Other long-term investments—net of allowance for decline in value of Rp99,977 in 2007 and 2008	2h,8	2,730	2,730	249
Property and equipment	2i,2j,2p, 9,15,21
Carrying value		51,164,867	63,478,411	5,797,115
Accumulated depreciation		(20,493,483)	(24,985,727)	(2,281,801)
Impairment in value		(98,611)	(98,611)	(9,006)

Net		30,572,773	38,394,073	3,506,308
Goodwill and other intangible assets—net	2l,10	2,350,467	2,064,681	188,555
Long-term receivables		77,515	81,524	7,445
Long-term prepaid pension—net of current portion	2q,24,25	198,360	169,986	15,524
Long-term advances	11,25	646,997	456,093	41,652
Others	2c,2g,25	518,258	752,822	68,751

Total Non-current Assets		34,510,959	42,033,550	3,838,680

TOTAL ASSETS		45,305,086	51,693,323	4,720,851

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

December 31, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2007	2008	2008 (Note 3)
		Rp	Rp	US$
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable—trade
Related parties	25	40,488	12,109	1,106
Third parties		405,962	596,645	54,488
Procurement payable	12,25	6,206,649	6,446,357	588,708
Taxes payable	2t,13	436,450	268,891	24,556
Accrued expenses	2q,14,24,25	1,340,435	1,512,533	138,131
Unearned income	2o	709,827	822,986	75,159
Deposits from customers		40,947	32,121	2,933
Derivative liabilities	2r,28	64,310	315,866	28,846
Current maturities of:
Loans payable	2m,15	494,387	572,469	52,280
Bonds payable	2m,16	1,860,000	56,442	5,155
Other current liabilities	25	59,126	38,826	3,546

Total Current Liabilities		11,658,581	10,675,245	974,908

NON-CURRENT LIABILITIES
Due to related parties	25	64,850	14,699	1,342
Deferred tax liabilities—net	2t,13	1,482,221	1,305,185	119,195
Loans payable—net of current maturities	2m,2r,15
Related party	25	1,794,909	1,596,142	145,766
Third parties		2,454,124	9,216,018	841,646
Bonds payable—net of current maturities	2m,16	10,088,741	10,315,616	942,066
Other non-current liabilities	2q,17,24,25	919,560	871,859	79,622

Total Non-current Liabilities		16,804,405	23,319,519	2,129,637

TOTAL LIABILITIES		28,462,986	33,994,764	3,104,545

MINORITY INTEREST	2b	297,370	288,938	26,387

STOCKHOLDERS’ EQUITY
Capital stock—Rp100 par value per A share and B share
Authorized—1 A share and 19,999,999,999 B shares
Issued and fully paid—1 A share and 5,433,933,499 B shares	18	543,393	543,393	49,625
Premium on capital stock	18	1,546,587	1,546,587	141,241
Difference in transactions of equity changes in associated companies/subsidiaries	2h	403,812	404,104	36,904
Difference in foreign currency translation	2b	6,177	13,291	1,214
Retained earnings
Appropriated		80,258	100,678	9,194
Unappropriated		13,964,503	14,801,568	1,351,741

TOTAL STOCKHOLDERS’ EQUITY		16,544,730	17,409,621	1,589,919

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		45,305,086	51,693,323	4,720,851

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2006	2007	2008	2008 (Note 3)
		Rp	Rp	Rp	US$
OPERATING REVENUES	2o,19,25, 30,31,32
Cellular		9,227,537	12,752,496	14,178,922	1,294,879
Multimedia, Data Communication, Internet (“MIDI”)		1,902,589	2,168,584	2,735,495	249,817
Fixed telecommunication		1,109,281	1,567,415	1,744,716	159,335

Total Operating Revenues		12,239,407	16,488,495	18,659,133	1,704,031

OPERATING EXPENSES	2o
Cost of services	20,25	2,704,173	4,779,883	6,043,414	551,910
Depreciation and amortization	2i,2l,9,10	3,653,266	4,195,202	4,587,891	418,986
Personnel	2n,2p,2q, 21,24,25	1,350,468	1,594,786	1,638,993	149,680
Marketing		468,920	692,896	918,124	83,847
Administration and general	22,25	663,921	706,124	737,432	67,345

Total Operating Expenses		8,840,748	11,968,891	13,925,854	1,271,768

OPERATING INCOME		3,398,659	4,519,604	4,733,279	432,263

OTHER INCOME (EXPENSES)	2o
Interest income	25	212,823	232,411	460,089	42,017
Gain (loss) on change in fair value of derivatives—net	2r,28	(438,774)	68,023	136,603	12,475
Financing cost	2m,15,16, 23,25	(1,248,899)	(1,428,604)	(1,858,294)	(169,707)
Gain (loss) on foreign exchange—net	2r,2s,5	304,401	(155,315)	(885,729)	(80,888)
Amortization of goodwill	2l,10	(226,507)	(226,507)	(227,317)	(20,760)
Others—net	13	21,202	(79,996)	(33,516)	(3,061)

Other Expenses—Net		(1,375,754)	(1,589,988)	(2,408,164)	(219,924)

EQUITY IN NET LOSS OF ASSOCIATED COMPANY	2h,7	(238)	—	—	—

INCOME BEFORE INCOME TAX		2,022,667	2,929,616	2,325,115	212,339

INCOME TAX BENEFIT (EXPENSE)	2t,13
Current		(199,629)	(660,675)	(579,723)	(52,943)
Deferred		(376,478)	(198,842)	159,893	14,602

Income Tax Expense—Net		(576,107)	(859,517)	(419,830)	(38,341)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		1,446,560	2,070,099	1,905,285	173,998
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2b	(36,467)	(28,056)	(26,763)	(2,443)

NET INCOME		1,410,093	2,042,043	1,878,522	171,555

BASIC EARNINGS PER SHARE	2v,18,26	260.90	375.79	345.70	0.03

DILUTED EARNINGS PER SHARE	2v,18,26	258.82	375.79	345.70	0.03

BASIC EARNINGS PER ADS (50 B shares per ADS)	2v,18,26	13,045.17	18,789.73	17,285.10	1.58

DILUTED EARNINGS PER ADS	2v,18,26	12,940.98	18,789.73	17,285.10	1.58

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah)

	Notes	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
Description							Appropriated	Unappropriated
Balance as of January 1, 2006		535,617	1,178,274	403,812	90,763	228	49,922	12,056,712	14,315,328
Employee Stock Option Program (“ESOP”):
Issuance of capital stock resulting from the exercise of ESOP Phase II	2n,18	7,776	368,313	—	(90,763)	—	—	—	285,326
Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. and Satelindo International Finance B.V. from U.S. dollar to rupiah—net of applicable income tax benefit (expense) of (Rp136), (Rp135), Rp17 and Rp272, respectively	2b	—	—	—	—	(46)	—	—	(46)
Resolution during the Annual Stockholders’ General Meeting on June 29, 2006
Declaration of cash dividend	27	—	—	—	—	—	—	(808,956)	(808,956)
Appropriation for reserve fund	27	—	—	—	—	—	16,235	(16,235)	—
Net income for the year		—	—	—	—	—	—	1, 410,093	1,410,093

Balance as of December 31, 2006		543,393	1,546,587	403,812	—	182	66,157	12,641,614	15,201,745
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah—net of applicable income tax expense of Rp1,272, Rp1,250 and Rp48, respectively	2b	—	—	—	—	5,995	—	—	5,995
Resolution during the Annual Stockholders’ General Meeting on June 5, 2007
Declaration of cash dividend	27	—	—	—	—	—	—	(705,053)	(705,053)
Appropriation for reserve fund	27	—	—	—	—	—	14,101	(14,101)	—
Net income for the year		—	—	—	—	—	—	2,042,043	2,042,043

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah)

Description	Notes	Capital Stock - Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries	Stock Options	Difference in Foreign Currency Translation	Retained Earnings		Net
							Appropriated	Unappropriated
Balance as of December 31, 2007		543,393	1,546,587	403,812	—	6,177	80,258	13,964,503	16,544,730
Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah—net of applicable income tax expense of Rp1,056, Rp1,021 and Rp592, respectively	2b	—	—	—	—	6,228	—	—	6,228
Increase in difference in transactions of equity changes in associated companies/subsidiaries and difference in foreign currency translation resulting from reduction in tax rates	2h,13	—	—	292	—	886	—	—	1,178
Resolution during the Annual Stockholders’ General Meeting on June 5, 2008
Declaration of cash dividend	27	—	—	—	—	—	—	(1,021,037)	(1,021,037)
Appropriation for reserve fund	27	—	—	—	—	—	20,420	(20,420)	—
Net income for the year
		—	—	—	—	—	—	1,878,522	1,878,522

Balance as of December 31, 2008		543,393	1,546,587	404,104	—	13,291	100,678	14,801,568	17,409,621

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2006	2007	2008	2008 (Note 3)
		Rp	Rp	Rp	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers		12,177,148	16,678,536	18,336,914	1,674,604
Interest income		217,152	225,635	460,020	42,011
Refund of taxes	6	86,981	195,441	271,321	24,778
Settlement from derivative contract	28a	—	—	58,375	5,331
Termination of swap contracts	28q,28w,28x	—	3,702	—	—
Interest rate swap contracts received	28x-28aa	5,250	1,386	—	—
Cash paid to/for:
Employees, suppliers and others		(5,081,152)	(6,975,765)	(9,700,867)	(885,925)
Financing cost		(1,237,161)	(1,367,791)	(1,776,934)	(162,277)
Taxes		(391,881)	(370,179)	(897,161)	(81,933)
Swap cost from cross currency swap contracts	28a,28c-28p	(103,216)	(117,036)	(235,971)	(21,548)
Interest rate swap contracts paid	28x-28aa	—	—	(2,432)	(222)
Termination of swap contracts	28q,28w,28x	(3,498)	—	—	—

Net Cash Provided by Operating Activities		5,669,623	8,273,929	6,513,265	594,819

CASH FLOWS FROM INVESTING ACTIVITIES
Dividend income received	8	—	40,105	26,348	2,406
Proceeds from sale of short-term investment		47,587	—	1,250	114
Proceeds from sale of property and equipment	9	1,249	478	1,131	104
Acquisitions of property and equipment	9	(6,054,014)	(6,933,646)	(10,307,932)	(941,364)
Acquisition of intangible assets	10	(320,000)	(10,532)	(6,952)	(635)
Purchase of investment in associated company	7	—	—	(700)	(64)
Proceeds from capital contribution of minority interest		—	47,685	—	—
Additional advances for purchase of property and equipment		—	(433,226)	—	—
Purchase of short-term investments		—	(1,250)	—	—
Purchase of other long-term investment	1d	(5,779)	—	—	—

Net Cash Used in Investing Activities		(6,330,957)	(7,290,386)	(10,286,855)	(939,439)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	15	357,366	4,450,924	5,126,570	468,180
Proceeds from bonds payable	16	31,150	3,000,000	1,650,000	150,685
Settlement from derivative contract	28b	—	—	109,099	9,963
Decrease (increase) in restricted cash and cash equivalents		(1,685)	(5,400)	4,200	384
Repayment of bonds payable	16	(956,644)	(1,050,000)	(3,828,827)	(349,665)
Cash dividend paid	26	(808,956)	(705,053)	(1,021,037)	(93,245)
Repayment of long-term loans	15	(84,394)	(1,377,742)	(506,220)	(46,230)
Swap cost from cross currency swap contracts	28b	(61,885)	(61,572)	(64,009)	(5,846)
Cash dividend paid by subsidiaries to minority interest		(11,537)	(14,207)	(11,326)	(1,034)
Proceeds from exercise of ESOP Phase I and Phase II		287,910	—	—	—

Net Cash Provided by (Used in) Financing Activities		(1,248,675)	4,236,950	1,458,450	133,192

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2006	2007	2008	2008 (Note 3)
		Rp	Rp	Rp	US$
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,910,009)	5,220,493	(2,315,140)	(211,428)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,717,269	2,807,260	8,053,006	735,434
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF ACQUIRED SUBSIDIARY	1d	—	25,253	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	2,807,260	8,053,006	5,737,866	524,006

DETAILS OF CASH AND CASH EQUIVALENTS:
Time deposits with original maturities of three months or less		2,566,854	7,802,448	5,469,039	499,456
Cash on hand and in banks		240,406	250,558	268,827	24,550

Cash and cash equivalents as stated in the consolidated balance sheets		2,807,260	8,053,006	5,737,866	524,006

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Acquisitions of property and equipment credited to:
Long-term loans payable		—	—	1,516,354	138,480
Procurement payable		753,734	2,515,646	274,248	25,045
Long-term advances		113,580	—	190,906	17,434
Other non-current liabilities		—	266,573	45,511	4,156
Premium on capital stock		88,179	—	—	—
Stock options		(90,763)	—	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2006, 2007 and 2008

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

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 109 dated July 14, 2008 of Sutjipto, S.H. in order to comply with the Indonesian Corporate Law No. 40 of 2007, to strengthen the implementation of good corporate governance in the Company and to accommodate all the Company’s business. The latest amendment of the Company’s Articles of Association has been reported to and approved by the Ministry of Law and Human Rights of the Republic of Indonesia based on its letter No. AHU-48398.AH.01.02 dated August 6, 2008.

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

Years Ended December 31, 2006, 2007 and 2008

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

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Announcement No. PM.2 Year 2004 dated March 30, 2004 of the MOC regarding the Commencement of Restructuring of the Telecommunications Sector, the Company should pay to the Government of the Republic of Indonesia the amount of Rp178,000 after tax as a result of the early termination of its exclusivity rights. In turn, the payment of any liability of the Company as a result of the early termination will be settled by the Government of the Republic of Indonesia which is coordinated by

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

the Ministry of State-owned Enterprises. This is in line with Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”), whereby the Government of the Republic of Indonesia agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of the above exclusivity rights.

The following are operating licenses obtained by the Company:

License No.	Date Issued	Issuing Body	Period of License	Description
KP.68/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide GSM cellular mobile network (including its basic telephony services), which was amended by License No. 102/KEP/ M.KOMINFO/10/2006

KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.)

KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years	Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services

19/KEP/M.KOMINFO/02/2006 and 29/KEP/M.KOMINFO/03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information and Technology (“MOCIT”)	10 years	Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amendment of operating License No. KP. 68/Thn 2004 dated March 15, 2004 to include the rights and obligations of 3G services

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

License No.	Date Issued	Issuing Body	Period of License	Description
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	—	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility

162/KEP/M.KOMINFO/05/2007	May 2, 2007	MOCIT	—	Temporary use of channel 548 for Local Fixed Wireless Network Services with Limited Mobility until December 2007 with obligation to pay radio frequency fee for one year (**)

01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider

51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to Satelindo

52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous License No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007

(*)	As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 2l) and radio frequency fee.
(**)

The Company cancelled its plan to use channel 548 due to technical issues during the migration process. The Company informed the DGPT about this matter through its letter No. 1114/I00-ICO/REL/07 dated December 27, 2007.

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of payment. The Company was also appointed as a special principal and technical acquirer for such prepaid cards.

On March 17, 2008, MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers. Based on this Decree, the construction of telecommunication towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunication provider or tower provider which owns

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

telecommunication towers is obligated to allow other telecommunication operators to utilize its telecommunication towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally-owned companies.

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

As of December 31, 2008, the Companies’ outstanding bonds issued to the public are as follows:

Bond	Effective Date	Registered with and Traded on
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange

2. Third Indosat Bonds series B in Year 2003 with Fixed Rates	October 15, 2003	Indonesia Stock Exchange

3. Guaranteed Notes Due 2010	November 5, 2003	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited

4. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange

5. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange

6. Guaranteed Notes Due 2012	June 22, 2005	Singapore Exchange Securities Trading Limited

7. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange

8. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange

9. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange

10. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

c. Employees, Directors, Commissioners and Audit Committee

Based on resolutions of the Annual Stockholders’ General Meetings held on June 29, 2006, June 5, 2007 and June 5, 2008 which are notarized under Deeds No. 175, No. 11 and 29, respectively, of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same dates, and a resolution of the Extraordinary Stockholders’ Meeting held on August 25, 2008 which is notarized under Deed No. 343 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2006, 2007 and 2008, respectively, is as follows:

	2006	2007	2008
President Commissioner	Peter Seah Lim Huat	Peter Seah Lim Huat	H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani

Commissioner	Sio Tat Hiang	Sio Tat Hiang	Dr. Nasser Mohd. A. Marafih

Commissioner	Sum Soon Lim	Sum Soon Lim	Rachmat Gobel

Commissioner	—	Sheikh Mohammed Bin Suhaim Hamad Al-Thani	Sheikh Mohammed Bin Suhaim Hamad Al-Thani

Commissioner	Lee Theng Kiat	Lee Theng Kiat	Jarman

Commissioner	Roes Aryawijaya	Roes Aryawijaya	Rionald Silaban

Commissioner	Setyanto P. Santosa	Setyanto P. Santosa	Setyanto P. Santosa*

Commissioner	Lim Ah Doo*	Lim Ah Doo*	Michael Francis Latimer*

Commissioner	Farida Eva Riyanti Hutapea*	Setio Anggoro Dewo*	Thia Peng Heok George*

Commissioner	Soeprapto S. IP*	Soeprapto S. IP*	Soeprapto S. IP*

*	Independent commissioner

	2006	2007 and 2008
President Director	— **/***	Johnny Swandi Sjam

Deputy President Director	Kaizad Bomi Heerjee	Kaizad Bomi Heerjee

Finance Director	Wong Heang Tuck	Wong Heang Tuck

Corporate Services Director	S. Wimbo S. Hardjito	Wahyu Wijayadi

Information Technology Director	Joseph Chan Lam Seng	Roy Kannan

Jabotabek and Corporate Sales Director	Johnny Swandi Sjam	Fadzri Sentosa

Regional Sales Director	Wityasmoro Sih Handayanto	Syakieb A. Sungkar

Marketing Director	Wahyu Wijayadi	Guntur S. Siboro

Network Director	Raymond Tan Kim Meng	Raymond Tan Kim Meng

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

**	On June 16, 2006, the Board of Commissioners approved the resignation of Hasnul Suhaimi as President Director effective June 8, 2006.
***	In the absence of a President Director, the tasks of the President Director had been carried out by the Deputy President Director.

The composition of the Company’s Audit Committee as of December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Chairman	Lim Ah Doo	Lim Ah Doo	Thia Peng Heok George
Member	Farida Eva Riyanti Hutapea	Setio Anggoro Dewo	Michael Francis Latimer
Member	Soeprapto S. IP	Soeprapto S. IP	Soeprapto S. IP
Member	Achmad Rivai	Achmad Rivai	Unggul Saut Marupa Tampubolon
Member	Achmad Fuad Lubis	Achmad Fuad Lubis	Rusdy Daryono

The Company and subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 7,786, 7,645 and 7,700 employees, including non-permanent employees, as of December 31, 2006, 2007 and 2008, respectively.

d. Structure of the Company’s Subsidiaries

As of December 31, 2006, 2007 and 2008, the Company has direct and indirect ownership in the following subsidiaries:

	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
Name of Subsidiary				2006	2007	2008
Indosat Finance Company B.V. (“IFB”) (1)	Amsterdam	Finance	2003	100.00	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”)(2)	Amsterdam	Finance	2005	100.00	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISP”)	Singapore	Telecommunication	2005	100.00	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Satelindo Multi Media (“SMM”) (3)	Jakarta	Multimedia	1999	99.60	99.60	99.60
PT Aplikanusa Lintasarta (“Lintasarta”) (4)	Jakarta	Data Communication	1989	72.36	72.36	72.36
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	14.60	55.36	72.54
PT Artajasa Pembayaran Elektronis (“APE”)	Jakarta	Telecommunication	2000	39.80	39.80	39.80
Satelindo International Finance B.V. (“SIB”) (5)	Amsterdam	Finance	1996	100.00	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Total Assets (Before Eliminations)
Name of Subsidiary	2006	2007	2008
IFB (1)	2,762,776	2,882,340	2,637,074
IIFB (2)	2,283,380	2,382,722	1,235,816
ISP	7,300	10,249	21,167
IMM	605,538	753,797	741,086
SMM (3)	10,690	10,690	10,690
Lintasarta (4)	985,605	1,075,467	1,338,710
SMT	36,460	176,444	147,864
APE	94,311	104,487	133,241
SIB (5)	7,555	—	—

(1)

Based on an IFB shareholder’s resolution dated November 6, 2008, IFB decided to a make refund of capital injection amounting to EUR99,996 (in full amount). As of December 31, 2008, the Company has not yet received such refund.

(2)

Based on an IIFB shareholder’s resolution dated November 6, 2008, IIFB decided to a make refund of capital injection amounting to EUR1,124,064 (in full amount). As of December 31, 2008, the Company has not yet received such refund.

(3)	Based on a shareholders’ circular resolution of SMM, SMM would be subject to liquidation effective May 5, 2006. As of December 31, 2008, such liquidation has not yet been finalized.
(4)	Refer to Note 16 on conversion of Lintasarta’s Convertible Bonds in June 2007.
(5)	Liquidated in January 2007.

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

Furthermore, based on the latest amendment dated April 24, 2007 to SMT’s Articles of Association, in May 2007, the Company made additional cash capital injection amounting to Rp49,728 and in-kind contribution of Rp45,523 in the form of telecommunications equipment. Based on such Articles of Association, the Company has 51.00% ownership in SMT. However, one of the stockholders decided not to make its capital injection as required. As a result, the Company’s ownership increased to 55.36%. This increase was approved by SMT’s stockholders based on the minutes of a stockholders’ meeting held on July 30, 2007.

On November 27, 2008, the Company entered into a Sale and Purchase Agreement with PT Sarana Pembangunan Jawa Tengah (“SPJT”) to purchase the 17.18% ownership of SPJT in SMT for Rp33,680. Such purchase, which resulted in the recognition of goodwill amounting to Rp9,724 (Note 10), increased the Company’s ownership in SMT from 55.36% to 72.54%. On December 3, 2008, the Company fully paid SPJT for the purchase.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 are as follows:

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

Effective May 16, 2007, the net assets of SMT were consolidated as a result of the Company’s effective ownership of 55.36% (Note 1d), while prior to May 16, 2007, the investment in SMT was accounted for using the cost method.

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2006, 2007 and 2008 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, ISP and SIB (in 2006) were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, ISP and SIB (in 2006) are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

Cash in banks and time deposits which are pledged as collateral for long-term debts, Letter of Credit facilities, bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets—Others”.

d. Short-term Investments

•	Mutual fund

Mutual fund, which is classified as trading security under Statement of Financial Accounting Standards (“SAK”) 50, “Accounting for Investments in Certain Securities”, is stated at its net assets value at balance sheet date. Unrealized gain or loss from the change in net assets value at balance sheet date is credited (charged) to current operations.

•	Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

e. Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management’s evaluation of the collectibility of the accounts at the end of the year.

f. Inventories

Inventories, which mainly consist of SIM cards, starter packs, pulse reload vouchers, broadband modems and cellular handsets, are valued at the lower of cost or net realizable value. Cost is determined using the moving-average method.

g. Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, upfront premium for cross currency swap (Note 28p), rentals and salaries, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets—Others”.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

In accordance with SAK 16 (Revised 2007), the companies have chosen the cost model for the measurement of their property and equipment. The Company regrouped certain property and equipment starting January 1, 2008 based on its periodic review and assessment of the economic useful lives of the assets. The remaining useful lives under the new groupings were adjusted accordingly. Below are the estimated useful lives (in years) prior to and starting January 1, 2008.

	Prior to January 1, 2008	Starting January 1, 2008
Buildings	15 to 20	20
Submarine cables (*)	12	—
Earth stations (*)	10	—
Inland link (*)	15	—
Switching equipment (**)	10	—
Telecommunications peripherals (***)	5	—
Information technology equipment	3 to 5	3 to 5
Office equipment	5	3 to 5
Building and leasehold improvements	5	3 to 15
Vehicles	5	5
Cellular technical equipment	10 to 15	10
Satellite technical equipment (*)	12	—
Transmission and cross-connection equipment	12	10 to 15
Fixed Wireless Access (“FWA”) technical equipment	10	10
Operation and maintenance center and measurement unit	—	3 to 5
Fixed access network equipment	—	10

(*)	This classification has been regrouped into transmission and cross-connection equipment. There is no change in estimated useful lives.
(**)

This account has been renamed as fixed access network equipment and some items in this group were reclassified into cellular technical equipment, and operation and maintenance center and measurement unit. The remaining useful lives were adjusted accordingly.

(***)

This account has been renamed as operation and maintenance center and measurement unit. Some items in this group were reclassified into information technology equipment, office equipment, building and leasehold improvements, cellular technical equipment, transmission and cross-connection equipment, and fixed access network equipment. The remaining useful lives were adjusted accordingly.

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the year.

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs (Notes 15e and 15h) and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The assets’ residual values, useful lives and methods of depreciation are reviewed, and adjusted prospectively, if appropriate, at each financial year end.

j. Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

k. Leases

Effective January 1, 2008, the Companies have applied SAK 30 (Revised 2007), “Leases”, which supersedes SAK 30 (1990), “Accounting for Leases”. Under this revised SAK, a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of the lease term, a lessee shall recognize finance lease as asset and liability in its balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased asset held by the lessee under a finance lease is depreciated consistently using the same method used with that for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

The adoption of this revised SAK did not have significant effect to the Companies’ financial statements.

l. Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill.

Acquisitions of minority interest in a subsidiary by the Company are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is considered as goodwill.

Goodwill is amortized using the straight-line method over 15 years.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Customer base
—Prepaid	6
—Post-paid	5
Spectrum license	5
Brand	8

Upfront fee in connection with the license to use 2.1 GHz radio frequency spectrum (Note 1a) is amortized using the straight-line method over 10 years.

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

For prepaid subscribers, the activation component of starter package sales is recognized upon activation by end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers. Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

MIDI

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

For prepaid subscribers, the activation component of starter package sales is recognized upon activation by end-customers. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 31) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 30), are reported on a gross basis, before interconnection expenses/charges (Note 20). These interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

In 2007, the Companies entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 31). Under the new scheme, operating revenues for interconnection services are reported on a gross basis starting 2007. The interconnection expenses/charges (Note 20) are accounted for as operating expenses in the year these are incurred.

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

r. Derivatives

The Company enters into and engages in cross currency swap, interest rate swap and currency forward contracts/transactions for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The Company applies SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 (Revised 1999) sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumptions which are commonly used. Based on the specific requirements for hedge accounting under SAK 55 (Revised 1999), the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. The changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are charged or credited to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

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

For December 31, 2006, 2007 and 2008, the foreign exchange rates used (in full amounts) were Rp9,020, Rp9,393 and Rp10,950, respectively, computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the year.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are charged to current year operations, except to the extent that they relate to items previously charged or credited to stockholders’ equity.

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

u. Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 34.

v. Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year including the effect of exercise of the ESOP, if any (Note 26).

Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year, after considering the dilutive effect caused by the stock options relating to the ESOP and convertible bonds issued by a subsidiary (Note 16).

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

3. TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2008 of Rp10,950 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4. CASH AND CASH EQUIVALENTS

This account consists of the following:

	2007	2008
Cash on hand
Rupiah	1,563	1,518
U.S. dollar (US$10)	—	108

	1,563	1,626

Cash in banks
Related parties (Note 25)
Rupiah
PT Bank Mandiri (Persero) Tbk (“Mandiri”)	15,910	15,048
PT Bank Pembangunan Daerah DKI Jakarta	5,873	4,158
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	2,431	2,398
PT Bank Syariah Mandiri (“Mandiri Syariah”)	612	1,786
PT Bank Pembangunan Daerah Yogyakarta (“BPD—DIY”)	626	1,175
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	1,612	563
PT Bank Danamon Indonesia Tbk (“Danamon”)*	2,278	—
Others (each below Rp1,000)	2,602	2,785
U.S. dollar
Mandiri (US$638 in 2007 and US$247 in 2008)	5,996	2,710
Others (US$37 in 2007 and US$81 in 2008)	351	886
Third parties
Rupiah
PT CIMB Niaga Tbk (formerly PT Bank Niaga Tbk) (“CIMB Niaga”)	5,264	10,264
Deutsche Bank AG, Jakarta Branch (“DB”)	9,111	9,774
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”)	2,370	9,572
PT Bank Central Asia Tbk (“BCA”)	41,472	7,840
Citibank N.A., Jakarta Branch	11,199	1,188
Others (each below Rp5,000)	8,459	11,943
U.S. dollar
Citibank N.A., Jakarta Branch (US$3,788 in 2007 and US$7,956 in 2008)	35,580	87,122
Fortis Bank, The Netherlands (US$6,528 in 2007 and US$6,538 in 2008)	61,316	71,589
Citibank Singapore (US$411 in 2007 and US$1,287 in 2008)	3,858	14,091
DB (US$2,902 in 2007 and US$1,105 in 2008)	27,261	12,100
Others (US$512 in 2007 and US$19 in 2008)	4,814	209

	248,995	267,201

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2007	2008
Time deposits
Related parties (Note 25)
Rupiah
Mandiri	1,953,535	666,890
Mandiri Syariah	454,000	201,000
BRI	685,000	106,000
BNI	56,746	75,390
PT Bank Tabungan Negara (Persero) (“BTN”)	265,000	69,400
PT Bank Pembangunan Daerah Jawa Tengah	20,000	1,500
BPD-DIY	1,000	1,000
Danamon *	411,800	—
PT Bank DBS Indonesia (“DBS”) *	150,000	—
PT Bank Pembangunan Daerah Sulawesi Utara	1,000	—
Others	104	—
U.S. dollar
Mandiri (US$12,724 in 2007 and US$139,079 in 2008)	119,517	1,522,916
BNI (US$30,000 in 2007 and US$110,000 in 2008)	281,790	1,204,500
BRI (US$60,000)	—	657,000
DBS * (US$40,000)	375,720	—
Danamon * (US$10,000)	93,930	—
BTN (US$5,000)	46,965	—
Third parties
Rupiah
DBS *	—	150,000
CIMB Niaga	386,000	103,500
Danamon *	—	79,300
PT Bank Muamalat Indonesia Tbk (“Muamalat”)	225,000	61,000
DB	788,685	30,198
Bukopin	371,500	22,200
Bank Tabungan Pensiunan Nasional	—	16,000
BCA	216,450	5,288
Bank Permata Syariah	—	5,000
PT Bank Syariah Mega Indonesia	—	4,000
Mega	2,801	—
Others	2,061	5,981
U.S. dollar
Bank UOB Indonesia (US$25,000)	—	273,750
Muamalat (US$35,000 in 2007 and US$10,000 in 2008)	328,755	109,500
DB (US$23,061 in 2007 and US$5,623 in 2008)	216,609	61,576
CIMB Niaga (US$27,100 in 2007 and US$3,050 in 2008)	254,550	33,397
Bukopin (US$10,000)	93,930	—
Danamon * (US$252)	—	2,753

	7,802,448	5,469,039

Total	8,053,006	5,737,866

*	no longer a related party since June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Time deposits denominated in rupiah earned interest at annual rates ranging from 3.250% to 13.200% in 2006, from 2.250% to 11.400% in 2007 and from 1.250% to 14.000% in 2008, while those denominated in U.S. dollar earned interest at annual rates ranging from 1.000% to 5.150% in 2006, from 1.500% to 5.380% in 2007 and from 0.002% to 6.000% in 2008.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

5. ACCOUNTS RECEIVABLE—TRADE

This account consists of the following:

	2007	2008
Related parties (Note 25)
Telkom (including US$268 in 2007 and US$271 in 2008)	38,208	32,801
Others (including US$15,850 in 2007 and US$5,032 in 2008)	183,479	112,721

Total	221,687	145,522
Less allowance for doubtful accounts	88,342	69,444

Net	133,345	76,078

Third parties
Overseas international carriers (US$61,322 in 2007 and US$81,810 in 2008)	575,998	895,820
Local companies (including US$21,211 in 2007 and US$24,987 in 2008)	365,802	506,191
Post-paid subscribers from:
Cellular	244,949	249,124
Fixed lines	22,742	28,565
Fixed wireless	14,274	11,647

Total	1,223,765	1,691,347
Less allowance for doubtful accounts	326,142	426,719

Net	897,623	1,264,628

Total	1,030,968	1,340,706

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The aging schedule of the accounts receivable—trade is as follows:

	2007		2008
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)
Related parties
0 - 6 months	108,159	48.79	82,495	56.69
7 - 12 months	43,094	19.44	10,199	7.01
13 - 24 months	10,998	4.96	3,382	2.32
Over 24 months	59,436	26.81	49,446	33.98

Total	221,687	100.00	145,522	100.00

Third parties
0 - 6 months	697,857	57.02	984,794	58.23
7 - 12 months	201,021	16.43	191,825	11.34
13 - 24 months	153,054	12.51	266,779	15.77
Over 24 months	171,833	14.04	247,949	14.66

Total	1,223,765	100.00	1,691,347	100.00

The changes in the allowance for doubtful accounts provided on the accounts receivable—trade are as follows:

	2007	2008
Related parties
Balance at beginning of year	141,263	88,342
Provision (reversal)	2,978	(23,514)
Net effect of foreign exchange adjustment	2,373	6,660
Write-off	(58,272)	(2,044)

Balance at end of year	88,342	69,444

Third parties
Balance at beginning of year	423,730	326,142
Provision	112,052	97,795
Net effect of foreign exchange adjustment	7,772	35,872
Write-off	(217,412)	(33,090)

Balance at end of year	326,142	426,719

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

As of December 31, 2008, approximately 0.69% of accounts receivable—trade are pledged as collateral to long-term bank loans obtained by Lintasarta (Note 15).

6. PREPAID TAXES

This account consists of the following:

	2007	2008
Claims for tax refund	610,852	329,241
Value Added Tax (“VAT”)	98,901	261,127
Others	4,569	2,512

Total	714,322	592,880

Claims for tax refund as of December 31, 2007 and 2008 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005 and 2006.

On September 5, 2006, the Company received assessment letters on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2004 VAT for the periods April - July 2004 and November - December 2004 totalling Rp86,981, which was collected in November 2006.

On December 4, 2006, the Company received SKPLB from the DGT for the Company’s 2004 corporate income tax amounting to Rp199,552. On April 12, 2007, the Company received the refund of the tax overpayment amounting to Rp130,813 after offsetting the assessment letters on tax underpayment (“SKPKBs”) for the Company’s VAT for the periods January - March 2004 and August - October 2004, and income tax articles 23 and 26 for the fiscal year 2004, including penalties and interest (Note 13).

On March 27, 2007, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2005 corporate income tax and VAT amounting to Rp135,766 and Rp39,052, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2005 corporate income tax and all of the corrections on the VAT, totalling Rp5,375 and charged them to current operations in 2007. On May 16, 2007, the Company received the refund amounting to Rp63,843 after offsetting the SKPKBs for the Company’s income tax articles 23 and 26 for fiscal year 2005, including penalties and interest (Note 13) and the tax collection letters (“STPs”) for other income taxes. On June 22, 2007, the Company filed an objection letter to the Tax Office regarding the remaining tax corrections on the 2005 corporate income tax (Note 13).

On March 17, 2008, the Company received the tax refund from the Tax Office amounting to Rp25,440 as the Company’s objection on income tax article 23 for fiscal year 2005 was accepted by the Tax Office (Note 13).

On May 27, 2008, the Company received the Decision Letter No. KEP-230/WPJ.19/BD.05/2008 from the DGT which partially accepted the Company’s objection on the remaining tax corrections on 2005 corporate income amounting to Rp2,725. On July 17, 2008, the Company received the tax refund amounting to Rp1,785 after offsetting the additional tax underpayment for income tax article 26 for fiscal year 2005 (Note 13). On August 21, 2008 the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining tax objection on the 2005 corporate income tax. As of December 31, 2008, the Company has not yet received any decision from the Tax Court on such appeal.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

On June 20, 2008, the Company received SKPLBs from the DGT advising the Company of its approval to refund the overpayment of 2006 corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2006 corporate income tax and all of the corrections on the VAT, totalling Rp9,168, and charged them to current operations in 2008. On July 21, 2008, the Company received the refund of the 2006 tax overpayment for corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively. On September 15, 2008, the Company submitted an objection letter to the DGT for the remaining tax corrections on the Company’s 2006 corporate income tax. As of December 31, 2008, the Company has not yet received any decision from the DGT on such objection.

7. INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 2007 and 2008, this account consists of the following investments which are accounted for under the equity method:

	Location	Principal Activity	Ownership (%)	Cost	Company’s Portion of Accumulated Equity in Undistributed Net Income (Loss) of Associated Companies	Carrying Value
2007
PT Multi Media Asia Indonesia	Indonesia	Satellite-based telecommunication	26.67	56,512	(212)	56,300
PT Swadharma Marga Inforindo	Indonesia	Telecommunication and information services	20.00	100	186	286

Total				56,612	(26)	56,586

Less allowance for decline in value						56,300

Net						286

2008
PT Multi Media Asia Indonesia	Indonesia	Satellite-based telecommunication	26.67	56,512	(212)	56,300
PT Lintas Media Danawa *	Indonesia	Information and communication services	35.00	700	—	700
PT Swadharma Marga Inforindo	Indonesia	Telecommunication and information services	20.00	100	186	286

Total				57,312	(26)	57,286

Less allowance for decline in value						56,586

Net						700

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

*

PT Lintas Media Danawa (“LMD”) is an associated company of Lintasarta. LMD was established on July 28, 2008 to engage in information and communication services, such as data center services, e-learning and distant learning for public education services, and content services based on Internet Protocol (e.g., IPTV, internet game and internet payment gateway).

The Company believes that the allowance for decline in value amounting to Rp56,300 and 56,586 as of December 31, 2007 and 2008, respectively, is adequate to cover probable losses on the above investments.

8. OTHER LONG-TERM INVESTMENTS

As of December 31, 2007 and 2008, this account consists of the following:

Investments in shares of stock accounted for under the cost method—net	2,631
Equity securities which are available-for-sale*	99

Total	2,730

*	consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

Investments in shares of stock which are accounted for under the cost method:

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk (formerly PT Broadband Multimedia Tbk or “BM”) *	Indonesia	Cable television and internet network service provider	2.29	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977
Asean Cableship Pte. Ltd. (“ACPL”) **	Singapore	Repair and maintenance of submarine cables	16.67	1,265
Others			12.80 - 14.29	1,366

Total				102,608
Less allowance for decline in value				99,977

Net				2,631

*	On February 5, 2007, the Company’s ownership in BM was diluted to 2.29% since the Company did not exercise its pre-emptive right in relation to a Rights Issue conducted by BM.
**

On March 13, April 30, and September 28, 2007, the Company received dividend income from its investment in ACPL totalling US$4,389 (equivalent to Rp40,105), while on April 1 and October 6, 2008, the Company received dividend income from its investment in ACPL totalling US$2,712 (equivalent to Rp26,348).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The Company provided allowance for decline in value of its investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of December 31, 2007 and 2008, which the Company believes is adequate to cover probable losses on the investments.

9. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	2007
	Balance at Beginning of Year	Transactions during the Year					Balance at End of Year
		Regrouping	Additions	Deductions	Reclassifications	Acquired Subsidiary
Carrying Value
Landrights	400,597	(273)	—	—	27,504	1,000	428,828
Buildings	456,091	(63.801)	641	—	65,715	1,213	459,859
Submarine cables	885,344	(885,344)	—	—	—	—	—
Earth stations	125,347	(125,347)	—	—	—	—	—
Inland link	857,946	(857,946)	—	—	—	—	—
Switching equipment	375,231	(375.231)	—	—	—	—	—
Fixed access network equipment	—	939,007	—	—	27,522	—	966,529
Telecommunications peripherals	2,130,835	(2,130,835)	—	—	—	—	—
Operation and maintenance center and measurement unit	—	878,340	—	1,570	149,034	—	1,025,804
Information technology equipment	1,080,576	226,776	3,517	6,301	336,909	761	1,642,238
Office equipment	1,544,897	(243,230)	107,009	948	50,030	—	1,457,758
Building and leasehold improvements	1,432,521	4,231,093	3,560	1,502	1,058,380	6,564	6,730,616
Vehicles	17,498	69	3,174	608	—	—	20,133
Cellular technical equipment	25,797,738	(7,964,992)	—	190,526	2,150,470	—	19,792,690
Satellite technical equipment	1,290,575	(1,290,575)	—	—	—	—	—
Transmission and cross-connection equipment	479,020	7,646,623	195,269	65,397	1,622,072	—	9,877,587
FWA technical equipment	539,633	15,666	37,203	—	159,420	—	751,922
Properties under construction and installation	4,291,429	—	9,365,492	—	(5,647,056)	1,038	8,010,903

Total	41,705,278	—	9,715,865	266,852	—	10,576	51,164,867

Accumulated Depreciation
Buildings	222,353	(22,920)	35,750	—	—	20	235,203
Submarine cables	525,191	(525,191)	—	—	—	—	—
Earth stations	118,237	(118,237)	—	—	—	—	—
Inland link	148,869	(148,869)	—	—	—	—	—
Switching equipment	258,697	(258,697)	—	—	—	—	—
Fixed access network equipment	—	533,347	100,386	—	—	—	633,733
Telecommunications peripherals	1,364,343	(1,364,343)	—	—	—	—	—
Operation and maintenance center and measurement unit	—	394,005	96,030	1,570	—	—	488,465
Information technology equipment	793,366	67,479	207,128	6,301	—	23	1,061,695
Office equipment	830,332	11,937	108,191	946	—	—	949,514
Building and leasehold improvements	697,636	1,124,733	655,798	1,502	—	331	2,476,996
Vehicles	9,987	1,984	965	598	—	—	12,338
Cellular technical equipment	10,382,388	(3,008,915)	2,134,820	190,525	—	—	9,317,768
Satellite technical equipment	985,512	(985,512)	—	—	—	—	—
Transmission and cross-connection equipment	212,424	4,320,308	621,035	65,361	—	—	5,088,406
FWA technical equipment	138,684	(21,109)	111,790	—	—	—	229,365

Total	16,688,019	—	4,071,893	266,803	—	374	20,493,483

Less impairment in value	98,611	—	—	—	—		98,611

Net Book Value	24,918,648						30,572,773

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2008
	Balance at Beginning of Year	Transactions during the Year			Balance at End of Year
		Additions	Deductions	Reclassifications
Carrying Value
Landrights	428,828	7,712	—	36,569	473,109
Buildings	459,859	4,577	—	87,264	551,700
Submarine cables *	—	—	—	—	—
Earth stations *	—	—	—	—	—
Inland link *	—	—	—	—	—
Switching equipment *	—	—	—	—	—
Fixed access network equipment	966,529	—	—	20,432	986,961
Telecommunications peripherals *	—	—	—	—	—
Operation and maintenance center and measurement unit	1,025,804	213	—	72,390	1,098,407
Information technology equipment	1,642,238	537	—	213,662	1,856,437
Office equipment	1,457,758	133,347	1,065	15,161	1,605,201
Building and leasehold improvements	6,730,616	3,777	—	1,916,744	8,651,137
Vehicles	20,133	4,404	2,961	2,595	24,171
Cellular technical equipment	19,792,690	—	—	2,856,979	22,649,669
Satellite technical equipment *	—	—	—	—	—
Transmission and cross-connection equipment	9,877,587	276,716	17,381	613,406	10,750,328
FWA technical equipment	751,922	—	—	152,425	904,347
Properties under construction and installation	8,010,903	11,903,668	—	(5,987,627)	13,926,944

Total	51,164,867	12,334,951	21,407	—	63,478,411

Accumulated Depreciation
Buildings	235,203	23,593	—	—	258,796
Submarine cables *	—	—	—	—	—
Earth stations *	—	—	—	—	—
Inland link *	—	—	—	—	—
Switching equipment *	—	—	—	—	—
Fixed access network equipment	633,733	73,288	—	—	707,021
Telecommunications peripherals *	—	—	—	—	—
Operation and maintenance center and measurement unit	488,465	303,316	—	—	791,781
Information technology equipment	1,061,695	344,491	—	—	1,406,186
Office equipment	949,514	151,771	1,060	—	1,100,225
Building and leasehold improvements	2,476,996	653,124	—	—	3,130,120
Vehicles	12,338	3,677	2,085	—	13,930
Cellular technical equipment	9,317,768	2,041,685	—	—	11,359,453
Satellite technical equipment *	—	—	—	—	—
Transmission and cross-connection equipment	5,088,406	834,367	17,357	—	5,905,416
FWA technical equipment	229,365	83,434	—	—	312,799

Total	20,493,483	4,512,746	20,502	—	24,985,727

Less impairment in value	98,611	—	—	—	98,611

Net Book Value	30,572,773				38,394,073

*	This account has been regrouped or renamed by the Company (Note 2i).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the years ended December 31, 2006, 2007 and 2008, sales of certain property and equipment were made as follows:

	2006	2007	2008
Proceeds from sales	1,249	478	1,131
Net book value	(537)	(49)	(905)

Gain	712	429	226

Depreciation expense charged to the consolidated statements of income amounted to Rp3,491,631, Rp4,071,893 and Rp4,512,746 in 2006, 2007 and 2008, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 for the current year.

As of December 31, 2008, approximately 0.11% of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 15).

As of December 31, 2008, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$103,701 and Rp36,750,845 including insurance on the Company’s satellite amounting to US$10,200. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

Starting January 1, 2008, the Company changed the estimated useful lives of certain of its property and equipment (Note 2i). The effects of the change are to increase (decrease) income before income tax as follows:

Year	Amount
2008	(234,185)
2009	313,468
2010	313,572
2011	157,283
2012	47,963
2013	(7,901)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The details of the Companies’ properties under construction and installation as of December 31, 2007 and 2008 are as follows:

2007	Percentage of Completion	Cost	Estimated Date of Completion
Cellular technical equipment	15 - 95	4,661,020	March - December 2008
Transmission and cross-connection equipment	29 - 98	1,174,721	March - December 2008
Building and leasehold improvements	60 - 99	1,149,994	January - June 2008
Satellite technical equipment	3	536,518	September 2009
FWA technical equipment	25 - 95	234,646	January - June 2008
Inland link	42 - 99	119,138	January - June 2008
Others (each below Rp50,000)	41 - 99	134,866	January - September 2008

Total		8,010,903

2008	Percentage of Completion	Cost	Estimated Date of Completion
Cellular technical equipment	10 - 98	7,976,940	January - September 2009
Transmission and cross-connection equipment	5 - 99	3,853,958	January - September 2009
Building and leasehold improvements	20 - 99	1,286,909	January - September 2009
FWA technical equipment	25 - 99	362,647	January - September 2009
Operation and maintenance center and measurement unit	40 - 95	148,211	January - June 2009
Information technology equipment	40 - 98	134,430	January - June 2009
Building	15 - 80	77,810	January 2009 - January 2010
Others (each below Rp50,000)	40 - 95	86,039	January - April 2009

Total		13,926,944

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2006, 2007 and 2008 amounted to Rp62,154, Rp29,071 and Rp134,875, respectively.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005 and in SMT in 2008.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Spectrum license	222,922
Customer base
—Post-paid	154,220
—Prepaid	73,128
Brand	147,178

Total	597,448

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The changes in the goodwill and other intangible assets account are as follows:

	2007	2008
Balance at beginning of year	2,689,751	2,350,467
Additions:
Non-integrated software	10,532	6,952
Goodwill (Note 1d)	—	9,724
Amortization of goodwill	(226,507)	(227,317)
Amortization of other intangible assets	(123,309)	(75,145)

Balance at end of year	2,350,467	2,064,681

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

12. PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

	2007	2008
Related parties (Note 25) (including US$3,648 in 2007 and US$505 in 2008)	168,158	77,718
Third parties (including US$419,567 in 2007 and US$411,796 in 2008)	6,038,491	6,368,639

Total	6,206,649	6,446,357

The billed amount of procurement payable amounted to Rp852,289 and Rp1,266,204 as of December 31, 2007 and 2008, respectively. The unbilled amount of procurement payable amounted to Rp5,354,360 and Rp5,180,153 as of December 31, 2007 and 2008, respectively.

13. TAXES PAYABLE

This account consists of the following:

	2007	2008
Estimated corporate income tax payable, less tax prepayments of Rp374,278 in 2007 and Rp502,596 in 2008	286,397	78,800
Income tax:
Article 21	85,848	75,427
Article 22	3,754	8,232
Article 23	21,691	44,738
Article 25	28,132	32,369
Article 26	1,049	11,765
VAT	1,674	7,092
Others	7,905	10,468

Total	436,450	268,891

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The reconciliation between income before income tax and estimated taxable income of the Company for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Income before income tax per consolidated statements of income	2,022,667	2,929,616	2,325,115
Subsidiaries’ income before income tax and effect of inter-company consolidation eliminations	(129,605)	(83,443)	(167,147)

Income before income tax of the Company	1,893,062	2,846,173	2,157,968

Positive adjustments
Accrual of employee benefits—net	98,255	151,455	128,321
Provision for doubtful accounts	88,248	108,573	102,455
Donation	15,787	26,764	62,105
Provision for termination, gratuity and compensation benefits of employees	11,386	15,632	21,914
Representation and entertainment	8,031	13,417	15,729
Assessments for income taxes and VAT and related penalties	73,994	—	9,594
Amortization of debt and bonds issuance costs and discount (Notes 15 and 16)	3,940	1,677	6,634
Amortization of goodwill and other intangible assets	—	7,721	2,747
Net periodic pension cost	—	6,768	1,528
Others	49,221	111,130	98,169

Negative adjustments
Interest income already subjected to final tax	(183,613)	(206,948)	(443,499)
Depreciation—net	(1,213,527)	(780,225)	(440,218)
Equity in net income of investees	(180,626)	(139,649)	(171,383)
Write-off of accounts receivable	(199,627)	(271,102)	(22,269)
Realization of stock option resulting from the exercise of ESOP Phase II	(90,763)	—	—
Net periodic pension cost	(13,704)	—	—
Amortization of goodwill and other intangible assets	(6,872)	—	—
Others	(172)	(4,416)	—

Estimated taxable income of the Company	353,020	1,886,970	1,529,795

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The computation of the income tax expense for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Estimated taxable income of the Company	353,020	1,886,970	1,529,795

Income tax expense—current (at statutory tax rates)
Company	105,888	566,073	458,921
Subsidiaries	93,741	94,602	120,802

Total income tax expense—current	199,629	660,675	579,723

Income tax expense (benefit)—deferred—effect of temporary differences at enacted maximum tax rate (30%)
Company
Depreciation—net	364,058	234,067	132,066
Equity in net income of investees	54,188	41,895	51,415
Write-off of accounts receivable	59,888	81,330	6,681
Accrual of employee benefits—net	(29,477)	(45,436)	(38,496)
Provision for doubtful accounts	(26,474)	(32,572)	(30,737)
Provision for termination, gratuity and compensation benefits of employees	(3,416)	(4,689)	(6,574)
Amortization of debt and bonds issuance costs and discount (Notes 15 and 16)	(1,182)	(503)	(1,990)
Amortization of goodwill and other intangible assets	2,062	(2,316)	(824)
Net periodic pension cost	4,111	(2,030)	(458)
Compensation expense for ESOP	27,229	—	—
Adjustments due to tax audit	(62,956)	—	—
Others	(10,950)	(31,690)	(18,910)

	377,081	238,056	92,173
Subsidiaries	(603)	(39,214)	5,753

Net income tax expense—deferred	376,478	198,842	97,926

Deferred tax expense (benefit) resulting from reduction in tax rate
Company	—	—	(271,648)
Subsidiaries	—	—	13,829

Deferred tax benefit—net	—	—	(257,819)

Income tax expense—net	576,107	859,517	419,830

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The computation of the estimated income tax payable for the years ended December 31, 2007 and 2008 is as follows:

	2007	2008
Income tax expense—current
Company	566,073	458,921
Subsidiaries	94,602	120,802

Total income tax expense—current	660,675	579,723

Less prepayments of income tax of the Company
Article 22	97,754	99,462
Article 23	46,611	9,053
Article 25	160,929	317,745

Total prepayments of income tax of the Company	305,294	426,260

Less prepayments of income tax of Subsidiaries
Article 22	885	1,036
Article 23	20,112	3,214
Article 25	47,987	72,086

Total prepayments of income tax of Subsidiaries	68,984	76,336

Total prepayments of income tax	374,278	502,596

Estimated income tax payable
Company	260,779	32,661
Subsidiaries	25,618	46,139

Total estimated income tax payable	286,397	78,800

Claim for tax refund (presented as part of “Prepaid Taxes”)
Subsidiary	—	1,673

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% to the income before income tax and the net income tax expense as shown in the consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Income before income tax per consolidated statements of income	2,022,667	2,929,616	2,325,115

Income tax expense at the applicable tax rate of 30%	606,800	878,885	697,535

Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	53,783	43,669	51,495

Tax effect on permanent differences
Employee benefits	6,433	16,979	19,027
Donation	4,797	8,045	18,632
Assessments for income taxes and VAT and related penalties	25,302	(670)	2,878
Interest income already subjected to final tax	(63,434)	(70,395)	(140,563)
Others	4,829	(1,948)	9,073
Adjustment due to tax audit and others	(62,403)	(15,048)	19,572
Net deferred tax benefits resulting from reduction in tax rates	—	—	(257,819)

Income tax expense—net per consolidated statements of income	576,107	859,517	419,830

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of December 31, 2007 and 2008 are as follows:

	2007	2008
Deferred tax assets
Accrual of employee benefits—net	178,747	187,587
Allowance for doubtful accounts	122,437	125,027
Allowance for decline in value of investments in associated company and other long-term investments	46,883	39,069
Pension cost	26,517	17,775
Allowance for short-term investment	7,618	6,349

Total	382,202	375,807

Deferred tax liabilities
Property and equipment	1,641,735	1,490,947
Investments in subsidiaries/associated company—net of amortization of goodwill and other intangible assets	212,134	179,607
Deferred debt and bonds issuance costs and discount	5,228	2,805
Difference in transactions of equity changes in associated company	1,752	1,460
Others	3,437	5,088

Total	1,864,286	1,679,907

Deferred tax liabilities—net	1,482,084	1,304,100

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The breakdown by entity of the deferred tax assets and liabilities outstanding as of December 31, 2007 and 2008 is as follows:

	2007		2008
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	1,482,084	—	1,304,100

Subsidiaries
Lintasarta	71,177	—	63,805	—
IMM	2,806	—	4,640	—
APE	—	137	—	565
ISP	—	—	—	331
SMT	13,135	—	—	189
SMM	—	—	—	—

Total	87,118	1,482,221	68,445	1,305,185

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the allowance for decline in value of investment in associated company and other long-term investments is realized upon sale of the investments, and the pension cost is paid. The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, and debt and bonds issuance costs and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduced tax assets to an amount which is more likely than not to be realized.

In 2005, as a result of the corporate income tax audit for fiscal year 2003, the Company’s tax loss carryover as of December 31, 2003 amounting to Rp934,637 was adjusted by the Tax Office to become Rp501,179. On October 31, 2005, the Company submitted an objection letter to the Tax Office regarding the above tax correction. On October 13, 2006, the Company received Decision Letter No. KEP-1716/WPJ.07/BD.05/2006 from the DGT declining the Company’s appeal on the tax correction. On January 10, 2007, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction and thereafter received the decision in its favor. On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 (KEP-00080) from the Tax Court accepting the Company’s objection on the tax correction of 2003 corporate income tax. On December 24, 2008, the Company received Decision Letter No.KEP-539/WPJ.19/BD.05/2008 from the DGT regarding the increase of SKPLB for fiscal year 2004 amounting to Rp84,650 (Note 36e), which amount is lower than the amount stated in KEP-00080. As of December 31, 2008, the Company is preparing an appeal letter concerning the remaining tax refund as stated in KEP-00080 (Note 36c).

On December 4, 2006, the Company received SKPKB/STP from the DGT for the Company’s VAT for the periods January - March 2004 and August - October 2004 totalling Rp8,238 (including penalties and interest) and

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

income tax articles 23 and 26 amounting to Rp8 and Rp60,493 (including penalties and interest), respectively, for fiscal year 2004 (Note 6). The Company accepted the SKPKB for income tax article 23 and VAT. On February 28, 2007, the Company submitted an objection letter to the Tax Office regarding the tax correction on income tax article 26. On February 18, 2008, the Company received Decision Letter No. KEP-0067/WPJ.19/BD.05/2008 from the DGT declining the Company’s appeal on the tax correction on income tax article 26 for fiscal year 2004. On May 14, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction. As of December 31, 2008, the Company has not yet received any decision from the Tax Court for such appeal.

On March 27, 2007, the Company received SKPKBs from the DGT for the Company’s income tax articles 23 and 26 amounting to Rp28,479 and Rp82,126 (including penalties and interest), respectively, for fiscal year 2005 (Note 6). The Company accepted a part of the tax correction of income tax article 23 amounting to Rp3,039 which was charged to operations in 2007. On June 22, 2007 and June 11, 2007, the Company submitted its objection letters to the Tax Office regarding the SKPKBs for income tax article 23 for the remaining tax corrections and article 26, respectively. On February 28, 2008, the Company received Decision Letter No. KEP-076/WPJ.19/BD.05/2008 from the DGT accepting the Company’s objection to the tax correction on income tax article 23 for fiscal year 2005 (Note 6). On June 4, 2008, the Company received Decision Letter No. 261/WPJ.19/BD.05/2008 from the DGT declining the Company’s objection to the tax correction on the 2005 income tax article 26. In addition, based on such Decision Letter, the Company was also charged for additional tax correction on income tax article 26 amounting to Rp940 (Note 6), which was accepted by the Company. On September 2, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction on the 2005 income tax article 26. As of December 31, 2008, the Company has not yet received any decision from the DGT for such objection.

In September 2008, Law No. 7 Year 1983 regarding “Income Tax” was revised for the fourth time with the issuance of Law No. 36 Year 2008 (Note 38). The revised Law stipulates change in the corporate tax rates from progressive tax rates to a single rate of 28% for fiscal year 2009 and 25% for fiscal years 2010 onwards. The revised Law will be effective January 1, 2009. The Companies recorded the effects resulting from the reduction in tax rates as a reduction of income tax expense amounting to Rp257,819 (Note 13) for the year ended December 31, 2008 and credits amounting to Rp292 to “Difference in transactions of equity changes in associated companies/subsidiaries” and Rp886 to “Difference in foreign currency translation”, which are presented under the Stockholders’ Equity section of the consolidated balance sheets.

The tax losses carryover of SMM and SMT as of December 31, 2008 can be carried forward through 2013 based on the following schedule:

Year of Expiration	Amount
2009	2,035
2010	1,885
2011	14,190
2012	30,205
2013	26,660

Total	74,975

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14. ACCRUED EXPENSES

This account consists of the following:

	2007	2008
Network repairs and maintenance	222,594	303,200
Interest	202,936	298,935
Radio frequency fee	233,146	257,671
Marketing	134,950	161,698
Employee benefits	215,720	122,049
Dealer incentive	42,720	80,760
Concession fee	82,790	49,227
Consultancy fees	50,186	45,792
Universal Service Obligation (“USO”)	60,741	38,526
Administration and general	9,949	25,829
Rental	17,584	21,762
Others (each below Rp20,000)	67,119	107,084

Total	1,340,435	1,512,533

15. LOANS PAYABLE

This account consists of the following:

	2007	2008
Related party (Note 25)
Mandiri—net of unamortized debt issuance cost of Rp5,091 in 2007 and Rp3,858 in 2008	1,994,909	1,796,142
Third parties—net of unamortized debt issuance cost of Rp7,128 in 2007 and Rp233,736 in 2008; and unamortized debt discount of Rp37,191 in 2007 and Rp31,844 in 2008	2,748,511	9,588,487

Total loans payable	4,743,420	11,384,629

Less current maturities:
Related party	200,000	200,000
Third parties	294,387	372,469

Total current maturities	494,387	572,469

Long-term portion	4,249,033	10,812,160

The details of the loan from Mandiri and the syndicated loan facility 2 (fully repaid in September 2007) are as follows:

a. Mandiri

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 2% of the prepaid amount.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On September 27, 2008, the Company paid the first semi-annual installment amounting to Rp200,000.

b. Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank	Tranche	Amount
BCA	C	975,000
Mandiri *	B	900,000
BNI *	C	900,000
Danamon **	A	240,000
Bukopin	A	150,000

Total		3,165,000

*	related party
**	no longer a related party since June 6, 2008 (Note 18)

On December 8, 2003, the Company drew down Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively. Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the Master Restructuring Agreement, and/or for capital expenditure financing, and/or for other corporate general needs if IM3’s debts were repaid using other facility.

The interest rate was fixed at 9.3% per annum for the three months ended March 31, 2007. During April - June 2007 and July - September 2007, the annual floating interest rates were 10.6% and 10.5%, respectively.

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

•	The loan interest rates would be as follows:

• April 1, 2005 - March 31, 2007	:	fixed interest at the rate of 9.3% per annum

• April 1, 2007 - March 31, 2008	:	10.5% per annum or a reference rate plus margin rate of
2.5%, whichever rate was higher.

On September 6, 2007, the Company paid in full the balance of the loans amounting to Rp1,250,000 for the principal amount and Rp24,792 for the last interest installment.

The loans from third parties consist of the following:

	2007	2008
Syndicated U.S. Dollar Loan Facility—net of unamortized debt issuance cost of Rp47,276	—	4,880,224
BCA—net of unamortized debt issuance cost of Rp5,091 in 2007 and Rp3,858 in 2008	1,994,909	1,796,142
HSBC France—net of unamortized debt issuance cost of Rp176,408	—	1,276,607
DBS *—net of unamortized debt issuance cost of Rp769	—	499,231
Goldman Sachs International
Principal, net of unamortized debt discount of Rp37,191 in 2007 and Rp31,844 in 2008	397,109	402,456
Foreign Exchange (FX) Conversion Option	76,767	185,768
9-Year Commercial Loan—net of unamortized debt issuance cost of Rp3,962	—	292,093
Finnish Export Credit Ltd.—net of unamortized debt issuance cost of Rp2,038 in 2007 and Rp1,463 in 2008	247,817	206,587
Investment Credit Facility 5 from CIMB Niaga	9,463	44,933
Investment Credit Facility 4 from CIMB Niaga	22,446	4,446

Total	2,748,511	9,588,487
Less current maturities	294,387	372,469

Long-term portion	2,454,124	9,216,018

*	no longer a related party since June 6, 2008 (Note 18)

c. Syndicated U.S. Dollar Loan Facility—13 Financial Institutions

On June 12, 2008, the Company entered into a five-year unsecured credit facility agreement with 13 financial institutions (including ING Bank N.V. and DBS Bank Ltd.) in the total amount of US$450,000.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The loan proceeds shall be used to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes 2012, and/or (iii) general working capital requirements. The loan bears interest at floating rates based on U.S. dollar LIBOR plus margin (1.9% per annum for onshore lenders and 1.85% per annum for offshore lenders), which is payable semi-annually.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a) 25% of the total loan drawdowns in 3rd year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns in 6th month after the first repayment date, (c) 8% each of the total loan drawdowns in 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns in 24th month after the first repayment date.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment is permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan (in the minimum amount of US$10,000 and divisible by US$1,000).

On September 26 and October 30, 2008, the Company received the first and second drawdowns from this credit facility totalling US$450,000 (equivalent to Rp4,704,650).

d. BCA

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of 3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained additional credit facility of Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns totalling Rp2,000,000.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement is allowed with penalty of 2% of the prepaid amount.

On September 27, 2008, the Company paid the first semi-annual installment amounting to Rp200,000.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

e. HSBC France

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC France relating to:

•	12-year COFACE Term Facility Agreement (“COFACE Facility”)

This facility amounts to US$157,243 to be used to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the COFACE Premium. The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

As of December 31, 2008, the Company has already drawn from this credit facility the amount of US$104,095.44 (equivalent to Rp1,139,845).

•	12-year SINOSURE Term Facility Agreement (“SINOSURE Facility”)

This facility amounts to US$44,200 to be used to finance the payment of 85% of the Launch Service Contract. The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

As of December 31, 2008, the Company has already drawn from this credit facility the amount of US$28,600 (equivalent to Rp313,170).

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

f. DBS

On November 1, 2007, the Company obtained a five-year unsecured credit facility from DBS with a maximum amount of Rp500,000 for capital expenditure and general corporate purposes. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of 3-month Certificates of Bank Indonesia plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On January 31, 2008, the Company drew down the full amount of the facility.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Voluntary early repayment is permitted on each interest payment date without penalty if the repayment is made after the 24th month from the date of the first drawdown subject to 15 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 1% of the prepaid amount.

g. Goldman Sachs International (“GSI”)

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

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of December 31, 2007 and 2008 amounted to US$8,172.79 and US$16,965.12 (equivalent to Rp76,767 and Rp185,768), respectively. If GSI takes such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

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

On June 24, 2008, the Company received a waiver letter from GSI affirming that it will not terminate the loan due to the change of control in the Company (Note 18).

h. 9-Year Commercial Facility with HSBC Jakarta Branch, PT Bank Lippo Tbk and Bank of China Limited, Jakarta Branch

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC Jakarta Branch relating to a 9-year Commercial Facility Agreement amounting to US$27,037 from HSBC Jakarta Branch to finance the construction and launch of the satellite and the payment of the SINOSURE Premium in connection with the SINOSURE Facility (Note 15e). The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually.

The repayment of the loan shall be made in fifteen semi-annual installments after 24 months from the date of the loan agreement (first repayment date). For the 1st five installments, the Company will repay US$1,351.85 each and US$2,027.78 for the remaining installments thereafter.

The agreement also stipulates that HSBC Jakarta Branch may assign any of its rights or transfer any of its rights and obligations as provided in the agreement to another bank or financial institution. On March 10, 2008, HSBC Jakarta Branch transferred such rights and obligations to PT Bank Lippo Tbk and Bank of China Limited, Jakarta Branch.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

On April 1, 2008, the Company received the full drawdown from its 9-year Commercial Facility. The drawdown consisted of US$13,537 (equivalent to Rp124,527) from HSBC Jakarta Branch, US$10,000 (equivalent to Rp91,990) from PT Bank Lippo Tbk and US$3,500 (equivalent to Rp32,197) from Bank of China Limited, Jakarta Branch.

Based on the facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

i. Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000 with ABN-AMRO Bank N.V., Jakarta Branch as the “arranger” and ABN-AMRO Bank N.V., Stockholm Branch as the “facility agent” to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until May 12, 2011.

Voluntary early repayment is permitted only after 60 days from the date of loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan (in the minimum amount of US$10,000 and divisible by US$1,000).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

j. Investment Credit Facility 5 from CIMB Niaga

On July 10, 2007, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal will start on October 10, 2008 at Rp5,000 each quarter up to January 10, 2011. Lintasarta has already drawn the full amount of this credit facility.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility.

The loan also has the same restrictive covenants as the Investment Credit Facilities 3 and 4 from CIMB Niaga.

k. Investment Credit Facility 4 from CIMB Niaga

On August 29, 2005, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp45,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The quarterly repayment of the principal started on November 29, 2006, at Rp4,500 each quarter up to February 28, 2009.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility and trade accounts receivable from frame relay (Note 5).

The loan also has the same restrictive covenants as the Investment Credit Facilities 3 and 5 from CIMB Niaga.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

l. Investment Credit Facility 3 from CIMB Niaga

On June 29, 2004, Lintasarta obtained a loan from a credit facility from CIMB Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp98,000. The loan bore interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.5% per annum. The quarterly repayment of the principal started on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007.

The loan was collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility, trade accounts receivable from frame relay and trade accounts receivable from one of Lintasarta’s customers (Note 5).

The loan also had the same restrictive covenants as the Investment Credit Facilities 4 and 5 from CIMB Niaga, which include prior written approval from CIMB Niaga for new debts obtained by Lintasarta.

The scheduled principal payments from 2009 to 2013 and thereafter of all the loans payable as of December 31, 2008 are as follows:

	Twelve months ending December 31,
	2009	2010	2011	2012	2013 and thereafter	Total
In rupiah
Mandiri	200,000	300,000	300,000	1,000,000	—	1,800,000
BCA	200,000	300,000	300,000	1,000,000	—	1,800,000
DBS	50,000	50,000	75,000	75,000	250,000	500,000
GSI	—	—	—	—	434,300	434,300
CIMB Niaga	24,446	20,000	4,933	—	—	49,379

Sub-total	474,446	670,000	679,933	2,075,000	684,300	4,583,679

	Twelve months ending December 31,
	2009	2010	2011	2012	2013 and thereafter	Total
In U.S. dollar
Syndicated U.S. Dollar Loan facility (US$450,000)	—	—	1,231,875	1,576,800	2,118,825	4,927,500
HSBC France (US$132,695.44)	—	145,301	145,301	145,301	1,017,112	1,453,015
9-Year Commercial Facility (US$27,037)	14,803	29,606	29,606	44,408	177,632	296,055
FEC (US$19,000)	83,220	83,220	41,610	—	—	208,050
GSI (US$16,965.12)	—	—	—	—	185,768	185,768

Sub-total	98,023	258,127	1,448,392	1,766,509	3,499,337	7,070,388

Total	572,469	928,127	2,128,325	3,841,509	4,183,637	11,654,067

Less:
—unamortized debt issuance costs						(237,594)
—unamortized debt discount						(31,844)

Net						11,384,629

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The amortization of debt issuance and debt discount on the loans amounted to Rp10,928 in 2006, Rp9,132 in 2007 and Rp15,331 in 2008 (Note 23).

16. BONDS PAYABLE

This account consists of the following:

	2007	2008
Fifth Indosat Bonds in Year 2007 with Fixed Rates—net of unamortized bonds issuance cost of Rp7,629 in 2007 and Rp6,948 in 2008	2,592,371	2,593,052
Guaranteed Notes Due 2010—net of unamortized notes issuance cost of Rp13,389 in 2007 and Rp6,977 in 2008	2,804,511	2,563,503
Guaranteed Notes Due 2012—net of unamortized notes discount of Rp11,338 in 2007 and Rp4,129 in 2008; and unamortized notes issuance cost of Rp23,781 in 2007 and Rp8,649 in 2008	2,313,131	1,185,261
Sixth Indosat Bonds in Year 2008 with Fixed Rates—net of unamortized bonds issuance cost of Rp4,256	—	1,075,744
Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost of Rp5,842 in 2007 and Rp4,404 in 2008	809,158	810,596
Third Indosat Bonds in Year 2003 with Fixed Rates—net of unamortized bonds issuance cost of Rp8,622 in 2007 and Rp2,709 in 2008	2,491,378	637,291
Indosat Sukuk Ijarah III in Year 2008—net of unamortized bonds issuance cost of Rp2,229	—	567,771
Indosat Sukuk Ijarah II in Year 2007—net of unamortized bonds issuance cost of Rp1,179 in 2007 and Rp1,042 in 2008	398,821	398,958
Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost of Rp2,071 in 2007 and Rp1,560 in 2008	282,929	283,440
Second Indosat Bonds in Year 2002 with Fixed and Floating Rates	200,000	200,000
Limited Bonds II issued by Lintasarta *	31,150	31,150
Limited Bonds I issued by Lintasarta **	25,292	25,292

Total bonds payable	11,948,741	10,372,058
Less current maturities	1,860,000	56,442

Long-term portion	10,088,741	10,315,616

*	after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company
**	after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

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

Years Ended December 31, 2006, 2007 and 2008

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

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate and with a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing on May 5, 2004. The notes will mature on November 5, 2010.

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

Years Ended December 31, 2006, 2007 and 2008

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

On January 11, 2006, IFB released a consent solicitation statement (the “solicitation”) relating to the outstanding notes. The primary purpose of the solicitation was to modify certain covenants under the indenture of the notes to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the notes representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

On July 22, 2008, IFB announced the Change of Control Offer to all holders of the notes (Note 18). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that require IFB to repurchase all or any part of such holders’ note.

On September 19, 2008, IFB paid a total of US$67,805 (equivalent to Rp642,109) for the purchased portion of the notes with a total principal amount of US$65,253 (equivalent to Rp617,946) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating report, the notes currently have BB (released in November 2008) and Ba2 (released in October 2008) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate and with a total face value of US$250,000. The notes were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part at any time on or after June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

On July 22, 2008, IIFB announced the Change of Control Offer to all holders of the notes (Note 18). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that require IIFB to repurchase all or any part of such holders’ note.

On September 19, 2008, IIFB paid a total of US$144,441 (equivalent to Rp1,367,858) for the purchased portion of the notes with a total principal amount of US$140,590 (equivalent to Rp1,331,387) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating report, the notes have BB (released in November 2008) and Ba2 (released in October 2008) ratings from S&P and Moody’s, respectively.

Sixth Indosat Bonds in Year 2008 with Fixed Rates

On April 9, 2008, the Company issued its Sixth Indosat Bonds in Year 2008 with Fixed Rates (“Sixth Indosat Bonds”), with BRI as the trustee. The bonds have a total face value of Rp1,080,000. The bonds consist of two series:

•	Series A bonds amounting to Rp760,000 which bear interest at the fixed rate of 10.25% per annum starting April 9, 2008. These bonds will mature on April 9, 2013.

•	Series B bonds amounting to Rp320,000 which bear interest at the fixed rate of 10.80% per annum starting April 9, 2008. These bonds will mature on April 9, 2015.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A :	Starting July 9, 2008 and every quarter thereafter up to April 9, 2013.
Series B :	Starting July 9, 2008 and every quarter thereafter up to April 9, 2015.

The Company received the proceeds of the bonds on April 9, 2008.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds. Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

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

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

On October 21, 2008, the Company paid in full the series A bonds amounting to Rp1,860,000.

Based on the latest rating report released in September 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)

On April 9, 2008, the Company issued its Sukuk Ijarah III, with BRI as the trustee. The bonds have a total face value of Rp570,000. The bonds will mature on April 9, 2013.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on April 9, 2008.

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

Based on the latest rating report released in June 2008, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

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

Based on the latest rating report released in June 2008, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

Based on the latest rating report released in June 2008, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

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

•

Series B bonds amounting to Rp200,000 which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

• Buy Option	:	the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

• Sell Option	:

the bondholder has the right to ask for early settlement from the Company at 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2007.

Series B	:	Starting February 6, 2003 and every quarter thereafter up to November 6, 2032.

• Buy Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

• Sell Option	:	February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027.

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

On November 6, 2007, the Company paid in full the Series A and C bonds totalling Rp875,000.

Based on the latest rating report released in June 2008, the bonds have idAA+ (stable outlook) rating from Pefindo.

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

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the limited bonds (Note 15).

The proceeds of the limited bonds were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds I amounting to Rp40,000. The limited bonds are unsecured. These were originally set to mature on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years.

On the maturity date, Lintasarta paid a certain portion of the limited bonds amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was made based on the first amendment dated June 14, 2006 of the Limited Bonds I agreement. The floating interest rates of the bonds are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rate is 19% and the minimum limit is 11% per annum. The interest is payable on a quarterly basis.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the changes in maturity date and nominal value of the limited bonds (Note 15).

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

Years Ended December 31, 2006, 2007 and 2008

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

The bonds were neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, were used as pari-passu security to all of the Company’s other liabilities including the bonds.

On November 6, 2007, the Company paid in full the bonds amounting to Rp175,000.

Convertible Bonds issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held in March 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 of which Rp4,149 (net of tax) was paid in June 2002. The remaining dividend was distributed in the form of unsecured Convertible Bonds, which bore interest at the annual fixed rate of 19%. Interest was paid on a quarterly basis.

On May 23, 2003, Lintasarta obtained approval from CIMB Niaga on the issuance of the Convertible Bonds (Note 15).

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

The bonds were converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 3, 2007 (Note 1d).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2008 are as follows:

	Twelve months ending December 31,
	2009	2010	2011	2012	2013 and thereafter *	Total
In U.S. dollar
Guaranteed Notes *
Due 2010 (US$234,747)	—	2,570,480	—	—	—	2,570,480
Due 2012 (US$109,410)	—	—	—	1,198,039	—	1,198,039

Sub-total	—	2,570,480	—	1,198,039	—	3,768,519

In Rupiah
Fifth Indosat Bonds *	—	—	—	—	2,600,000	2,600,000
Sixth Indosat Bonds*	—	—	—	—	1,080,000	1,080,000
Fourth Indosat Bonds *	—	—	815,000	—	—	815,000
Third Indosat Bonds *	—	640,000	—	—	—	640,000
Sukuk Ijarah III *	—	—	—	—	570,000	570,000
Sukuk Ijarah II *	—	—	—	—	400,000	400,000
Syari’ah Ijarah Bonds *	—	—	285,000	—	—	285,000
Second Indosat Bonds *	—	—	—	—	200,000	200,000
Limited Bonds II of Lintasarta	31,150	—	—	—	—	31,150
Limited Bonds I of Lintasarta	25,292	—	—	—	—	25,292

Sub-total	56,442	640,000	1,100,000	—	4,850,000	6,646,442

Total	56,442	3,210,480	1,100,000	1,198,039	4,850,000	10,414,961

Less:
—unamortized notes issuance cost						(15,626)
—unamortized bonds issuance cost						(23,148)
—unamortized notes discount						(4,129)

Net						10,372,058

*	Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost, notes issuance cost and discount amounted to Rp16,691 in 2006, Rp18,829 in 2007 and Rp38,210 in 2008 (Note 23).

17. OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits (Note 24), benefits under Labor Law No. 13/2003 (Note 24), other employee benefits and deposits from customers.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18. CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2007 and 2008 is as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
2007
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	39.96
Government of the Republic of Indonesia	776,624,999	77,662	14.29
JP Morgan Chase Bank U.S. Resident (Norbax, Inc.) (stockholder holding more than 5%—Note 38)	308,712,900	30,871	5.68
Indonesia Communications Pte. Ltd., Singapore	46,340,000	4,634	0.85
Commissioner—Lee Theng Kiat	135,000	14	0.00
Directors:
Raymond Tan Kim Meng	222,500	22	0.01
Wahyu Wijayadi	152,500	15	0.00
Wong Heang Tuck	75,000	8	0.00
Johnny Swandi Sjam	30,000	3	0.00
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	2,130,380,600	213,038	39.21

Total	5,433,933,500	543,393	100.00

2008
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius	2,171,250,000	217,125	39.96
Government of the Republic of Indonesia	776,624,999	77,662	14.29
Stockholders holding more than 5% (Note 38):
Fidelity Entities	553,479,050	55,348	10.19
Goldman Sachs (Asia) L.L.C	469,653,300	46,965	8.64
Noonday (Farallon Entities)	432,226,800	43,223	7.95
SKAGEN Funds (SKAGEN AS)	349,945,317	34,995	6.44
Indonesia Communications Pte. Ltd., Singapore	46,340,000	4,634	0.85
Directors:
Raymond Tan Kim Meng	222,500	22	0.01
Wahyu Wijayadi	152,500	15	0.00
Wong Heang Tuck	75,000	8	0.00
Johnny Swandi Sjam	30,000	3	0.00
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	633,924,033	63,392	11.67

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

Based on a letter dated March 2, 2004 from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged substantially all of its “B” Shares as collateral for a loan facility obtained by STT Communications Limited (“STTC”), the sole shareholder of ICL, from third parties.

On May 5, 2006, Indonesia Communications Pte. Ltd., Singapore (“ICLS”), a wholly-owned subsidiary of STTC, informed the Indonesian Capital Market and Financial Institutions Supervisory Agency (Badan Pengawas Pasar Modal dan Lembaga Keuangan) (“BAPEPAM-LK”) that ICLS acquired 46,340,000 “B” shares of the Company from the market.

On February 27, 2007, the Company received a notification letter from Standard Chartered Bank, security agent, releasing the pledge of ICL’s investment in the Company’s equity shares in relation to the loan facility obtained by STTC.

On March 1, 2007, STTC sold its 25% ownership in Asia Mobile Holdings Pte. Ltd. (“AMH”) to Qatar Telecom (“Qtel”). As a result, STTC’s ownership in AMH decreased to 75%. AMH directly owned ICL and ICLS.

On June 6, 2008, STTC entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qtel. The closing process of such sale was made on June 22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel has become the ultimate shareholder of the Company (Notes 15g and 16).

As of December 31, 2007 and 2008, ICL and ICLS owned an aggregate of 2,217,590,000 “B” shares, representing 40.81% ownership in the Company.

In connection with the exercise of stock option under the Company’s Employee Stock Option Program (ESOP) from August 1, 2004 to July 31, 2006, a total of 256,433,500 “B” shares had been issued at a total premium of Rp873,512.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19. OPERATING REVENUES

This account consists of the following:

	2006	2007	2008
Cellular
Usage charges	5,317,871	6,542,933	7,021,877
Features	3,022,735	4,185,286	5,095,088
Interconnection revenues (Note 32)	697,265	1,847,486	1,825,957
Connection fee	103,506	79,115	68,461
Monthly subscription charges	9,924	20,372	66,302
Others	76,236	77,304	101,237

Sub-total	9,227,537	12,752,496	14,178,922

MIDI
Internet	422,037	570,041	703,914
IP VPN	244,328	396,644	610,819
World link and direct link	302,091	370,804	456,692
Frame net	387,276	305,125	315,791
Leased line	146,492	163,043	231,570
Digital data network	151,454	100,266	124,891
Application services	72,865	98,626	118,895
Satellite lease	124,473	95,682	96,280
TV link	14,765	6,947	8,679
Others	36,808	61,406	67,964

Sub-total	1,902,589	2,168,584	2,735,495

Fixed Telecommunication
International Calls
Incoming calls	541,744	964,865	1,265,968
Outgoing calls	315,995	265,323	107,099
Fixed Wireless	149,906	218,702	244,304
Fixed Line	98,886	117,384	126,660
Others	2,750	1,141	685

Sub-total	1,109,281	1,567,415	1,744,716

Total	12,239,407	16,488,495	18,659,133

Operating revenues from related parties amounted to Rp954,027, Rp2,082,642 and Rp1,790,115 for the years ended December 31, 2006, 2007 and 2008, respectively. These amounts represent 7.79%, 12.63% and 9.59% of total operating revenues in 2006, 2007 and 2008, respectively (Note 25).

The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2o). In 2007, the Company entered into several memoranda of understanding to amend the existing revenue-sharing arrangements and to reflect the new cost-based interconnection scheme based on Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 32).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20. OPERATING EXPENSES—COST OF SERVICES

This account consists of the following:

	2006	2007	2008
Interconnection (Note 31)	184,261	1,518,127	1,690,407
Radio frequency fee	461,468	759,747	993,082
Maintenance	585,158	765,638	903,244
Utilities	204,580	289,079	507,985
Leased circuits	280,077	331,830	447,319
Cost of SIM cards and pulse reload vouchers	330,387	311,723	391,101
Rent	213,300	261,855	361,319
Concession fee	115,305	145,917	170,321
USO (Note 31)	86,779	109,377	123,452
Cost of handsets and modems	—	24,151	111,537
Installation	21,264	35,213	88,179
Delivery and transportation	54,591	74,517	84,825
Billing and collection	54,565	54,043	49,209
License	15,290	20,335	46,603
Communications	14,698	5,681	9,739
Insurance	3,684	3,836	2,997
Others	78,766	68,814	62,095

Total	2,704,173	4,779,883	6,043,414

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2o).

21. OPERATING EXPENSES—PERSONNEL

This account consists of:

	2006	2007	2008
Salaries	328,781	348,282	420,297
Incentives and other employee benefits	257,003	275,282	287,889
Bonuses	166,610	301,587	279,483
Employee income tax	205,702	230,379	251,950
Post-retirement healthcare benefits (Note 24)	86,152	106,109	120,147
Outsourcing	116,316	135,683	115,890
Medical expense	52,566	61,616	61,220
Pension (Note 24)	30,174	47,266	36,796
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 24)	20,233	23,594	27,581
Early retirement *	69,630	58,104	19,598
Others	17,301	6,884	18,142

Total	1,350,468	1,594,786	1,638,993

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. For the years ended December 31, 2006, 2007 and 2008, there were 169, 108 and 41 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation during the years ended December 31, 2006, 2007 and 2008 amounted to Rp39,794, Rp51,979 and Rp37,111, respectively.

22. OPERATING EXPENSES—ADMINISTRATION AND GENERAL

This account consists of:

	2006	2007	2008
Rent	127,525	125,271	141,245
Transportation	99,413	110,984	122,987
Professional fees	85,153	96,322	116,043
Provision for doubtful accounts (Note 5)	110,224	115,030	74,281
Utilities	49,601	54,701	60,760
Office	26,883	32,001	49,673
Training, education and research	28,879	33,273	39,443
Insurance	35,552	27,193	26,093
Catering	31,683	26,726	22,045
Communication	12,257	14,166	20,203
Others (each below Rp20,000)	56,751	70,457	64,659

Total	663,921	706,124	737,432

23. OTHER EXPENSES—FINANCING COST

This account consists of:

	2006	2007	2008
Interest on loans	1,204,642	1,396,142	1,776,514
Amortization of debt and bonds issuance costs and discount (Notes 15 and 16)	27,619	27,961	53,541
Loss on repurchase of GN 2010 and GN 2012 (Note 16)	—	—	19,493
Bank charges	3,157	4,501	8,746
Solicitation fee (Note 16)	13,481	—	—

Total	1,248,899	1,428,604	1,858,294

24. PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

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

The total premium installments based on the amendment amounted to Rp355,000, and were paid on due dates.

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

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007 and February to December 2008, the Company made payments for additional premium of Rp275 for additional 55 employees and Rp805 for additional 161 employees, respectively.

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

Years Ended December 31, 2006, 2007 and 2008

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

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amount to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of April 1, 2003. The conditions under the new agreement include the following:

•	An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•	An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

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

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,999, Rp9,968 and Rp9,653 for the years ended December 31, 2006, 2007 and 2008, respectively.

The net periodic pension cost for the pension plans for the years ended December 31, 2006, 2007 and 2008 was calculated based on the actuarial valuations as of December 31, 2006, 2007 and 2008, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2006	2007	2008
Annual discount rate	10.5%	10.0%	12.0%
Expected annual rate of return on plan assets	10.0%	4.5 - 9.0%	4.5 - 9.0%
Annual rate of increase in compensation	3.0 - 9.0%	3.0 - 9.0%	3.0 - 9.0%
Mortality rate	CSO 1980	TMI 1999	TMI 1999

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

a.	The composition of the net periodic pension cost for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Interest cost	63,649	63,417	66,100
Service cost	37,660	38,801	29,502
Amortization of unrecognized actuarial loss	—	5,577	5,088
Immediate recognition of past service cost—vested benefit	—	4,078	—
Return on plan assets	(71,135)	(64,607)	(63,894)

Net periodic pension cost (Note 21)	30,174	47,266	36,796

b.	The funded status of the plans as of December 31, 2007 and 2008 is as follows:

	2007	2008
Plan assets at fair value	730,787	805,199
Projected benefit obligation	(672,145)	(541,239)

Excess of plan assets over projected benefit obligation	58,642	263,960
Unrecognized actuarial loss (gain)	142,349	(90,860)

Net prepaid pension cost	200,991	173,100

c.	Movements in the prepaid pension cost during the years ended December 31, 2007 and 2008 are as follows:

	2007	2008
Beginning balance
Company	225,296	187,801
Lintasarta	8,278	13,190
Net periodic pension cost
Company	(43,394)	(33,607)
Lintasarta	(3,872)	(3,189)
Refund from Jiwasraya
Company	(1,976)	(558)
Lintasarta	(1,184)	(995)
Contribution to Jiwasraya
Company	7,875	805
Lintasarta	9,968	9,653

Ending balance
Company	187,801	154,441

Lintasarta	13,190	18,659

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

d.	Prepaid pension cost consists of:

	2007	2008
Current portion (presented as part of “Prepaid Expenses”)
Company	2,128	2,712
Lintasarta	503	402

	2,631	3,114

Long-term portion
Company	185,673	151,729
Lintasarta	12,687	18,257

	198,360	169,986

Total prepaid pension cost	200,991	173,100

Plan assets as of December 31, 2007 and 2008 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10%—20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the years ended December 31, 2006, 2007 and 2008 amounted to Rp16,686, Rp15,842 and Rp16,866, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under this law or defined benefit pension plan, whichever amount is higher.

The net periodic pension cost under the Labor Law for the years ended December 31, 2006, 2007 and 2008 was calculated based on the actuarial valuations as of December 31, 2006, 2007 and 2008, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2006	2007	2008
Annual discount rate	10.5%	10.0%	12.0%
Annual rate of increase in compensation	10.0%	10.0%	11.0%

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

a.	The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Service cost	11,709	13,201	16,779
Interest cost	7,230	9,160	10,357
Amortization of unrecognized actuarial loss	1,294	662	445
Immediate recognition of past service cost—vested benefit	—	571	—

Periodic pension cost (Note 21)	20,233	23,594	27,581

b.	The composition of the accrued pension cost under the Labor Law as of December 31, 2007 and 2008 is as follows:

	2007	2008
Projected benefit obligation	104,527	156,444
Unrecognized actuarial loss	(16,191)	(43,115)

Accrued pension cost	88,336	113,329

c.	Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2007 and 2008 are as follows:

	2007	2008
Beginning balance
Company	62,972	78,604
Lintasarta	5,450	7,013
IMM	978	2,719
Periodic Labor Law cost
Company	20,290	24,440
Lintasarta	1,563	1,642
IMM	1,741	1,499
Benefit payment
Company	(4,658)	(2,526)
Lintasarta	—	(46)
IMM	—	(16)

Ending balance
Company	78,604	100,518

Lintasarta	7,013	8,609

IMM	2,719	4,202

As of December 31, 2007 and 2008, the current portion of pension cost under the Labor Law included in accrued expenses (Note 14) amounted to Rp1,828 and Rp2,155, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp86,508 and Rp111,174, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•	16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•	16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•	16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the years ended December 31, 2006, 2007 and 2008 was calculated based on the actuarial valuations as of December 31, 2006, 2007 and 2008, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2006	2007	2008
Annual discount rate	10.5%	10.0%	12.0%
Ultimate cost trend rate	8.0%	6.0%	6.0%
Next year trend rate	16.0%	18.0%	18.0%
Period to reach ultimate cost trend rate	4 years	6 years	6 years

a.	The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Interest cost	41,413	54,944	76,300
Amortization of unrecognized actuarial loss	5,077	8,086	16,398
Amortization of unrecognized past service cost	10,452	10,452	10,452
Service cost	28,043	32,627	16,997
Additional benefits due to early retirement	1,167	—	—

Periodic post-retirement healthcare cost (Note 21)	86,152	106,109	120,147

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b.	The composition of the accrued post-retirement healthcare cost as of December 31, 2007 and 2008 is as follows:

	2007	2008
Projected benefit obligation	767,828	492,615
Unrecognized actuarial loss (gain)	(333,412)	43,315
Unrecognized past service cost	(62,610)	(52,158)

Accrued post-retirement healthcare cost	371,806	483,772

c.	Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2007 and 2008 are as follows:

	2007	2008
Beginning balance	272,958	371,806
Net periodic post-retirement healthcare cost	106,109	120,147
Benefit payment	(7,261)	(8,181)

Ending balance	371,806	483,772

d.

The effect of 1% increase in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the years ended December 31, 2006, 2007 and 2008 and accumulated post-retirement healthcare benefit obligation as of December 31, 2006, 2007 and 2008 as follows:

	2006	2007	2008
Service and interest costs	96,680	137,426	94,418
Accumulated post-retirement healthcare benefit obligation	579,973	943,774	588,492

As of December 31, 2007 and 2008, the current portion of post-retirement healthcare cost included in accrued expenses (Note 14) amounted to Rp9,661 and Rp9,654, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp362,145 and Rp474,118, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount		Percentage to Total Assets/Liabilities (%)
	2007	2008	2007	2008
Cash and cash equivalents (Note 4)
State-owned banks	3,919,899	4,537,105	8.65	8.78
Private banks *	1,034,499	—	2.29	—

Total	4,954,398	4,537,105	10.94	8.78

Accounts receivable—trade (Note 5)
Telkom	38,208	32,801	0.08	0.06
PT Televisi Republik Indonesia (Persero) (“TVRI”)	43,745	27,016	0.10	0.05
PT Telekomunikasi Selular (“Telkomsel”)	4,110	20,346	0.01	0.04
State-owned banks	32,253	17,644	0.07	0.04
PT Pos Indonesia (Persero)	9,329	11,966	0.02	0.02
PT Citra Sari Makmur (“CSM”)	4,875	10,932	0.01	0.02
PT Pasifik Satelit Nusantara (“PSN”)	11,618	6,419	0.03	0.01
Lembaga Kantor Berita Negara (“LKBN”) Antara	1,049	650	0.00	0.00
StarHub Pte. Ltd. (“StarHub”), Singapore *	53,452	—	0.12	—
Singapore Telecommunications Ltd. (“SingTel”), Singapore *	945	—	0.00	—
Others	22,103	17,748	0.05	0.04

Total	221,687	145,522	0.49	0.28
Less allowance for doubtful accounts	88,342	69,444	0.20	0.13

Net	133,345	76,078	0.29	0.15

Prepaid expenses
MOCIT	397,946	632,350	0.87	1.22
Jiwasraya	2,631	3,114	0.01	0.01
Kopindosat	2,810	2,790	0.01	0.01
PT Industri Telekomunikasi Indonesia (Persero)	—	1,648	—	0.00
Telkom	—	1,434	—	0.00
Others	3,494	2,091	0.01	0.00

Total	406,881	643,427	0.90	1.24

Other current assets
State-owned banks	16,667	29,740	0.04	0.06
Others	7	7	0.00	0.00

Total	16,674	29,747	0.04	0.06

*	no longer a related party since June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2007	2008	2007	2008
Due from related parties
Directorate General of Customs and Excise	24,668	23,629	0.06	0.05
PT Pertamina (Persero) (“Pertamina”)	—	7,153	—	0.01
Kopindosat	5,949	5,958	0.01	0.01
Telkomsel	22,401	2,892	0.05	0.01
Key management personnel	2,084	817	0.00	0.00
State-owned banks	1,480	—	0.00	—
Others	2,130	4,466	0.01	0.01

Total	58,712	44,915	0.13	0.09
Less allowance for doubtful accounts	2,257	2,419	0.01	0.01

Net	56,455	42,496	0.12	0.08

Long-term prepaid pension (Note 24) Jiwasraya	198,360	169,986	0.44	0.33

Long-term advances
Kopindosat	2,464	2,577	0.00	0.01
PT Industri Telekomunikasi Indonesia (Persero)	3,472	1,830	0.01	0.00
PT Nexwave *	3,557	—	0.01	—
PT SCS Astra Graphia Technologies *	68	—	0.00	—

Total	9,561	4,407	0.02	0.01

Non-current assets—others
State-owned banks	36,654	32,520	0.08	0.06
Telkom	22,370	21,032	0.05	0.04
Kopindosat	10,669	12,288	0.02	0.03
PT Industri Telekomunikasi Indonesia (Persero)	—	4,744	—	0.01
Others	5,231	1,733	0.01	0.00

Total	74,924	72,317	0.16	0.14

*	no longer a related party since June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2007	2008	2007	2008
Accounts payable—trade
Indonesia Comnet Plus (“Comnet”)	—	5,226	—	0.02
Qtel **	—	1,699	—	0.01
Telkom	1,646	431	0.01	0.00
Telkomsel	13,213	—	0.05	—
Optus *	2,226	—	0.01	—
Others	23,403	4,753	0.08	0.01

Total	40,488	12,109	0.15	0.04

Procurement payable (Note 12)
PT Industri Telekomunikasi Indonesia (Persero)	92,931	34,737	0.33	0.10
Kopindosat	37,441	25,240	0.13	0.08
PT Personel Alih Daya	14,652	17,739	0.05	0.05
PT NexWave *	16,638	—	0.06	—
PT SCS Astra Graphia Technologies *	6,496	—	0.02	—
Others	—	2	—	0.00

Total	168,158	77,718	0.59	0.23

Accrued expenses
MOCIT	376,677	345,424	1.32	1.03
Kopindosat	21,991	18,441	0.08	0.05
Key management personnel	26,046	17,524	0.09	0.05
PT Perusahaan Listrik Negara (“PLN”)	—	3,330	—	0.01
Others	6,170	4,872	0.02	0.01

Total	430,884	389,591	1.51	1.15

Other current liabilities
Telkomsel	2,560	2,738	0.01	0.01
Directorate General of Customs and Excise	24,184	—	0.08	—
Starhub *	177	—	0.00	—
Others	—	620	—	0.00

Total	26,921	3,358	0.09	0.01

*	no longer a related party since June 6, 2008 (Note 18)
**	became a related party starting June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount		Percentage to Total Assets/Liabilities (%)
	2007	2008	2007	2008
Due to related parties
TVRI	2,262	6,910	0.01	0.02
PT Pos Indonesia (Persero)	48	3,813	0.00	0.01
State-owned banks	1,875	2,072	0.01	0.01
Kopindosat	1,509	1,303	0.00	0.00
Telkom	45,487	601	0.16	0.00
Comnet	5,373	—	0.02	—
Others	8,296	—	0.03	—

Total	64,850	14,699	0.23	0.04

Loans payable (Note 15) State-owned bank	1,994,909	1,796,142	7.01	5.28

Other non-current liabilities
Telkomsel	11,445	9,782	0.04	0.03
StarHub *	855	—	0.00	—

Total	12,300	9,782	0.04	0.03

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2006	2007	2008	2006	2007	2008
Operating revenues
Telkom	545,060	1,172,722	919,410	4.45	7.11	4.93
Telkomsel	(13,539)	393,831	375,198	(0.11)	2.39	2.01
State-owned banks	131,397	201,144	214,631	1.07	1.22	1.15
StarHub *	66,213	49,133	36,748	0.54	0.30	0.20
Private banks *	1,118	52,014	28,161	0.01	0.32	0.15
SingTel *	66,564	46,255	17,304	0.54	0.28	0.09
PSN	5,490	7,166	9,847	0.04	0.04	0.05
CSM	11,058	7,948	7,420	0.09	0.05	0.04
PT Angkasa Pura (Persero)	4,652	5,535	4,888	0.04	0.03	0.03
MOCIT	5,383	6,915	1,857	0.04	0.04	0.01
LKBN Antara	7,628	3,568	987	0.06	0.02	0.00
PT Garuda Indonesia (Persero)	470	485	426	0.00	0.00	0.00
Others	122,533	135,926	173,238	1.02	0.83	0.93

Total	954,027	2,082,642	1,790,115	7.79	12.63	9.59

Operating expenses
Cost of services
MOCIT	663,552	1,015,041	1,286,855	7.51	8.48	9.24
Telkom	343,854	973,793	941,224	3.89	8.14	6.76
Telkomsel	—	474,337	584,470	—	3.96	4.20
PT Personel Alih Daya	—	17,090	68,948	—	0.14	0.50
Comnet	34,146	34,254	37,649	0.39	0.29	0.27
PLN	33,982	29,710	34,659	0.38	0.25	0.25
SingTel *	15,671	23,563	12,637	0.17	0.20	0.09
Perusahaan Gas Negara	—	8,331	8,388	—	0.07	0.06
PT Industri Telekomunikasi Indonesia (Persero)	5,001	1,571	7,015	0.06	0.01	0.05
StarHub *	1,835	10,355	3,321	0.02	0.09	0.02
Kopindosat	6,838	5,432	2,615	0.08	0.04	0.02
PSN	—	2,742	2,206	—	0.02	0.02
Others	2,370	—	3,570	0.02	—	0.02

Total	1,107,249	2,596,219	2,993,557	12.52	21.69	21.50

*	no longer a related party since June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2006	2007	2008	2006	2007	2008
Personnel
Key management personnel	108,589	127,350	134,613	1.23	1.06	0.97
Kopindosat	39,726	135,911	114,368	0.45	1.14	0.82
Jiwasraya	30,174	47,266	36,796	0.34	0.39	0.26

Total	178,489	310,527	285,777	2.02	2.59	2.05

Administration and general
Kopindosat	48,560	39,863	45,124	0.55	0.33	0.32
PLN	41,203	41,747	42,436	0.47	0.35	0.31
Usaha Gedung Bank Dagang Negara (“UGBDN”)	5,628	4,976	4,806	0.06	0.04	0.04
Others	968	7,763	7,396	0.01	0.07	0.05

Total	96,359	94,349	99,762	1.09	0.79	0.72

Other income (expenses)
Interest income
State-owned banks	107,022	103,294	222,727	7.78	6.49	9.25
Private banks *	18,839	33,127	36,458	1.37	2.08	1.51
Others	2,385	1,789	879	0.17	0.12	0.04

	128,246	138,210	260,064	9.32	8.69	10.80

Financing cost
State-owned banks	(60,181)	(66,482)	(196,667)	(4.38)	(4.18)	(8.16)
Private banks *	—	—	(16,302)	—	—	(0.68)
Others	(6,231)	(7,010)	(6,715)	(0.45)	(0.44)	(0.28)

	(66,412)	(73,492)	(219,684)	(4.83)	(4.62)	(9.12)

Net	61,834	64,718	40,380	4.49	4.07	1.68

*	no longer a related party since June 6, 2008 (Note 18)

The relationship and nature of account balances/transactions with related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions

1.	State-owned banks	Affiliate	Cash and cash equivalents, loans payable and operating revenues—MIDI

2.	Private banks *	Affiliate	Cash and cash equivalents, loans payable and operating revenues—MIDI

3.	TVRI	Affiliate	Operating revenues—MIDI

4.	Telkom (Notes 29i and 32)	Affiliate	Operating revenues—cellular, fixed telecommunication and MIDI; operating expenses—cost of services

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
5.	Telkomsel (Note 32)	Affiliate	Operating revenues—cellular and fixed telecommunication

6.	PT Pos Indonesia (Persero)	Affiliate	Operating revenues—MIDI

7.	CSM	Affiliate	Operating revenues—MIDI

8.	PSN	Affiliate	Operating revenues—MIDI

9.	LKBN Antara	Affiliate	Operating revenues—MIDI

10.	StarHub *	Affiliate	Operating revenues—international calls

11.	SingTel *	Affiliate	Operating revenues—international calls

12.	MOCIT	Government Agency	Operating revenues—MIDI; operating expenses—cost of services

13.	Jiwasraya	Affiliate	Long-term prepaid pension

14.	Kopindosat	Affiliate	Operating expenses—personnel expenses, administration and general expenses

15.	PT Industri Telekomunikasi Indonesia (Persero)	Affiliate	Procurement payable

16.	Directorate General of Customs and Excise	Government Agency	Other current liabilities

17.	Pertamina	Affiliate	Operating revenues—MIDI

18.	Key management personnel	Affiliate	Operating expenses—personnel expenses, and prepaid expense—unamortized portions of housing and transformation advances, and transformation incentives

19.	PT NexWave *	Affiliate	Procurement payable

20.	PT SCS Astra Graphia Technologies *	Affiliate	Procurement payable

21.	Comnet	Affiliate	Operating expenses—cost of Services

22.	Qtel **	Ultimate Stockholder	Operating revenues—fixed telecommunication

*	no longer a related party since June 6, 2008 (Note 18)
**	became a related party starting June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
23.	Optus *	Affiliate	Operating revenues—international calls

24.	PT Personel Alih Daya	Affiliate	Operating expenses—personnel expenses and cost of services

25.	PLN	Affiliate	Operating expenses—cost of Services

26.	PT Angkasa Pura (Persero)	Affiliate	Operating revenues—MIDI

27.	Garuda Indonesia	Affiliate	Operating revenues—MIDI

28.	UGBDN	Affiliate	Operating expenses—cost of services

*	no longer a related party since June 6, 2008 (Note 18)

26. EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share:

	2006	2007	2008
Numerator for basic earnings per share—net income	1,410,093	2,042,043	1,878,522
Dilutive effect of convertible bonds (Note 16)	(11,262)	—	—

Numerator for diluted earnings per share	1,398,831	2,042,043	1,878,522

Denominator—weighted-average number of shares outstanding during the year (including effect of exercise of ESOP—Note 18)	5,404,654,859	5,433,933,500	5,433,933,500

Basic earnings per share	260.90	375.79	345.70

Diluted earnings per share	258.82	375.79	345.70

Basic earnings per ADS (50 B shares per ADS)	13,045.17	18,789.73	17,285.10

Diluted earnings per ADS	12,940.98	18,789.73	17,285.10

27. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meetings (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2005 Net Income
June 29, 2006	16,235	149.32	August 8, 2006
2006 Net Income
June 5, 2007	14,101	129.75	July 13, 2007
2007 Net Income
June 5, 2008	20,420	187.90	July 15, 2008

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28. DERIVATIVES

The Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values as of December 31, 2007 and 2008:

		Notional Amount (US$)	Fair Value (Rp)
			2007		2008
			Receivable	Payable	Receivable	Payable
Cross Currency Swap Contracts:
a.	Standard Chartered Bank, Jakarta Branch (“StandChart”) (12)	25,000	8,973	—	—	—
b.	GSI	100,000	66,489	—	223,306	—
c.	GSI	25,000	—	20,678	36,569	—
d.	GSI	75,000	21,255	—	22,604	—
e.	Merrill Lynch Capital Market Bank Limited (“MLCMB”) (11)	25,000	—	952	—	—
f.	MLCMB (9)	25,000	—	28,634	—	—
g.	StandChart	25,000	—	8,288	59,003	—
h.	MLCMB (10)	25,000	—	5,758	—	—
i.	StandChart	25,000	6,853	—	73,690	—
j.	StandChart	25,000	17,126	—	83,663	—
k.	HSBC, Jakarta Branch	25,000	6,666	—	69,427	—
l.	Merrill Lynch International Bank Limited, London Branch (“MLIB”)	50,000	—	—	—	31,106
m.	MLIB	25,000	—	—	—	4,418
n.	MLIB	25,000	—	—	—	1,345
o.	DBS	25,000	—	—	—	20,991
p.	GSI	84,000	—	—	87,600	—

Sub-total			127,362	64,310	655,862	57,860

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

			Fair Value (Rp)
		Notional Amount (US$)	2007		2008
			Receivable	Payable	Receivable	Payable
Currency Forward Contracts:
q.	Goldman Sachs Capital Market, L.P, New York (“GSCM”) (3)	10,000	—	—	—	—
r.	StandChart (4)	2,000	98	—	—	—
s.	JPMorgan Close Bank, Singapore Branch (“JPMorgan”) (5)	3,000 or 6,000	257	—	—	—
t.	StandChart (6)	1,500 or 3,000	—	—	—	—
u.	JPMorgan (8)	3,000 or 6,000	—	—	—	—
v.	StandChart (6)	1,500 or 3,000	—	—	—	—
w.	GSCM (7)	10,000	—	—	—	—

Sub-total			355	—	—	—

Interest Rate Swap Contracts:
x.	GSCM (1)	25,000	—	—	—	—
y.	GSCM (2)	25,000	—	—	—	—
z.	HSBC, Jakarta Branch	27,037 with decreasing amount	—	—	—	28,549
aa.	HSBC, Jakarta Branch	44,200 with decreasing amount	—	—	—	67,402
ab.	GSCM	100,000	—	—	—	111,690
ac.	DBS	25,000 with decreasing amount	—	—	—	16,941
ad.	DBS	25,000 with decreasing amount	—	—	—	13,856
ae.	Bank of Tokyo MUFJ (“BTMUFJ”)	25,000 with decreasing amount	—	—	—	7,094
af.	BTMUFJ	25,000 with decreasing amount	—	—	—	5,271
ag.	BTMUFJ	25,000 with decreasing amount	—	—	—	3,882
ah.	StandChart	40,000 with decreasing amount	—	—	732	—
ai.	DBS	26,000 with decreasing amount	—	—	—	3,321

Sub-total			—	—	732	258,006

Total			127,717	64,310	656,594	315,866

(1)	contract entered into in March 2006 and terminated in October 2006
(2)	contract entered into in July 2006 and terminated in June 2007
(3)	contract entered into in January 2007 and terminated in June 2007
(4)	contract entered into in February 2007 and settled in February 2008

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

(5)	contract entered into in April 2007 and settled in April 2008
(6)	contracts entered into in May 2007 and settled in December 2007
(7)	contract entered into in May 2007 and terminated in July 2007
(8)	contract entered into in May 2007 and terminated in August 2007
(9)	contract entered into in November 2005 and restructured into a new contract in August 2008
(10)	contract entered into in March 2006 and restructured into a new contract in August 2008
(11)	contract entered into in September 2005 and restructured into a new contract in September 2008
(12)	contract entered into in April 2004 and settled in November 2008

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 15g), swap cost or income, termination cost or income, and settlement of derivative instruments totalling (Rp438,774), Rp68,023 and Rp136,603 in 2006, 2007 and 2008, respectively, were charged to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/Amortized (Rp)
					2006	2007	2008
a.	StandChart (i)	April 23, 2004 - November 5, 2008 Swap Rp214,625 for US$25,000	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	16,911	18,335	16,263

b.	GSI	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	61,885	61,572	64,009

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/Amortized (Rp)
					2006	2007	2008
c.	GSI	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	9,689	9,866	11,005

d.	GSI	August 22, 2005 - June 22, 2012 Swap a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000	3.28% of US$75,000	Every June 22 and December 22	22,995	22,873	25,665

e.	MLCMB (iii)

September 20, 2005 - June 22, 2012

The Company will receive the following:

•       zero amount if the IDR/USD spot rate at termination date is less than Rp9,500 to US$1 (in full amounts)

•       certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 - Rp9,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,500 but is less than or equal to Rp14,000 to US$1 (in full amounts)

•       certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp14,000 - Rp9,500) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts)

			2.99% of US$25,000	Every June 22 and December 22	6,892	6,793	3,482

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/Amortized (Rp)
					2006	2007	2008
f.	MLCMB (ii)	November 16, 2005 - June 22, 2012 Swap Rp245,000 for US$25,000	5.50% of US$25,000	Every June 22 and December 22	12,677	12,495	6,406

g.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	10,817	11,111	12,474

h.	MLCMB (ii)	March 1, 2006 - June 22, 2012 Swap Rp229,975 for US$25,000	4.15% of US$25,000	Every June 22 and December 22	9,375	9,613	4,887

i.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	6,685	8,717	9,786

j.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	4,897	8,019	9,004

k.	HSBC	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	2,278	9,214	10,184

l.	MLIB (ii)	August 8, 2008 - June 22, 2012 The Company will receive the following: • zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)	4.22% of US$50,000	Every June 22 and December 22	—	—	3,203

(i)	On November 5, 2008, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp58,375.
(ii)	On August 8, 2008, the Company restructured these contracts into a new contract (Note 28l).
(iii)	On September 8, 2008, the Company restructured this contract into a new contract (Note 28m).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/Amortized (Rp)
					2006	2007	2008

•       certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 - Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•       certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

m.	MLIB	September 2, 2008 - June 12, 2013 The Company will receive the following: • zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts) • certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)	4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	—	—	15,567

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/Amortized (Rp)
					2006	2007	2008

•       certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

n.	MLIB (iii)

September 8, 2008 - June 22, 2012

The Company will receive the following:

•     zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 - Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	—	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2006	2007	2008
o.	DBS

September 10, 2008 - June 12, 2013

The Company will receive the following:

•     zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	—	—	2,833

p.	GSI	December 16, 2008 - November 5, 2010 The Company will receive the following: • zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp11,500 to US$1 (in full amounts)	Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	—	—	—	1,991

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2006	2007	2008

•     certain U.S. dollar amount which is equal to US$84,000 multiplied by (IDR/USD spot rate - Rp11,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,500 but is less than or equal to Rp15,000 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to US$84,000 multiplied by (Rp3,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp15,000 to US$1 (in full amounts)

All cross currency swap contracts with GSI (contract No. b, c and d) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
q.	GSCM (iv)	January 2, 2007 - July 5, 2007	Rp8,955 to US$1	May 4, 2007, June 6, 2007 and July 5, 2007
r.	StandChart (v)	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008
s.	JPMorgan (v)	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008
t.	StandChart (v)	May 1, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 4, 2007 to December 28, 2007
u.	JPMorgan (vi)	May 3, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 27, 2007 to December 28, 2007
v.	StandChart (v)	May 4, 2007 - December 28, 2007	Spot rate on the settlement date	Every month starting June 8, 2007 to December 28, 2007
w.	GSCM (vii)	May 10, 2007 - November 20, 2007	Rp8,790 to US$1	Every month starting August 20, 2007 to November 20, 2007

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

(iv)

On June 8, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$76 (equivalent to Rp688). The full settlement was received on June 12, 2007.

(v)	These contracts (r, s, t and v) expired on February 20, 2008, April 28, 2008, December 28, 2007 and December 28, 2007, respectively.
(vi)	On August 24, 2007, this contract was terminated and there was no cash flow that resulted from the termination pursuant to certain clauses of the contract.
(vii)

On July 5, 2007, the Company early terminated this currency forward contract with GSCM. Based on the termination confirmation, the Company was entitled to receive termination settlement in the amount of US$335 (equivalent to Rp3,014), which was subsequently received on July 10, 2007.

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2006	2007	2008
x.	GSCM (viii)	March 15, 2006 - June 22, 2012	4.90% of US$25,000 per annum, in exchange for 7.125% per annum times certain index located in the pre-determined quarter range up to 2012	Every March 22, June 22, September 22 and December 22	3,860	—	—

y.	GSCM (ix)	July 18, 2006 - June 22, 2012	5.90% of US$25,000 per annum, in exchange for 7.125% per annum times certain index located in the pre-determined semi-annual range up to 2012	Every June 22 and December 22	1,390	1,386	—

z.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	—	—	(1,784)

aa.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	—	—	(648)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2006	2007	2008
ab.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	—	—	—

ac.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	—	—	—

ad.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	—	—

ae.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	—	—

af.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	—	—

(viii)

On October 16, 2006, the Company early terminated this contract. Based on the termination confirmation, the Company was required to make termination payment in the amount of US$380 (equivalent to Rp3,498), which was made on October 20, 2006.

(ix)	On June 22, 2007, GSCM took the early termination option for this contract.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2006	2007	2008
ag.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	—	—
ah.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	—	—
ai.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29. SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of December 31, 2008, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$399,397 (Note 36f) and Rp2,524,927.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/ Purchase Orders (“POs”) Already Issued	Amount of Contract/ POs Not Yet Served
February 25, 2008	Supply and Installation of Submarine Backbone Network in Java Kalimantan Batam Singapore (JAKABARE)	NEC Corporation	US$68,310 and Rp21,705	US$52,642 and Rp18,199

June 29, 2007	Palapa D Satellite In-Orbit Delivery (“Palapa D Satellite”)	Thales Alenia Space	US$217,600	US$87,713

May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co.KG.	US$239,506 and Rp857,675	US$69,596 and Rp412,900

May 2, 2007	Supply and Installation of Telecommunication Infrastructure	PT Huawei Tech Investment and Huawei Technologies Co. Ltd.	US$32,247 and Rp214,278	US$9,956 and Rp27,008

April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$43,858 and Rp527,636	US$3,108 and Rp159,958

April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$315,649 and Rp933,415	US$100,422 and Rp484,533

September 29, 2006	WCDMA/HSDPA Radio Access Network Development Project	PT Ericsson Indonesia and Ericsson AB	US$55,220 and Rp216,039	US$11,924 and Rp65,772

September 25, 2006	Single Intelligent Network	PT Ericsson Indonesia and Ericsson AB	US$70,479 and Rp194,558	US$2,751 and Rp506

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b.

On September 19, 2008, the Company entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500,000 for the refinancing and purchase of telecommunication equipment. The loan bears interest at 3 month-JIBOR plus 2.25% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year.

As of December 31, 2008, the Company has not used the facility.

c.

On May 25, 2007, the Company and six other telecommunication operators signed a memorandum of understanding on the construction of national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunication operators subsequently decided not to join the project.

On November 10, 2007, the Company and the other five telecommunication operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

As of December 31, 2008, the Company has paid the amount of US$1,503.

d.

On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing Construction & Maintenance Agreement. AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of December 31, 2008, the Company has paid US$3,326) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members in the proportions of their voting interests.

e.

The Company has committed to pay annual radio frequency fee over the 3G license period, provided the Company holds the 3G license (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulation No. 7/PER/M.KOMINFO/2/2006 dated February 8, 2006 of the MOCIT.

f.	On August 25, 2005, the Company obtained facilities from Deutsche Bank AG (Jakarta Branch) to finance the Company’s general working capital. The facilities consist of the following:

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

•

Bank guarantee facility amounting to US$2,000. The loan from the facility matures at the maximum period of one year. The Company is required to pledge its cash deposit/cash margin/current account in Deutsche Bank AG (Jakarta Branch) for the issuance of the bank guarantee.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The facilities expired on November 30, 2005 and were extended. The facilities shall be automatically extended for further 12-month period upon expiration of each extension, unless early notification of non-extension is made in writing.

As of December 31, 2008, the facilities have not been terminated and the Company has not utilized these facilities.

g.

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

The currency swap limit (weighted) and exposure risk limit (weighted) were amended on May 14, 2007 to become exposure risk limit (weighted)/foreign exchange option (“FX option”) totalling US$21,000 to facilitate the Company’s requirement for hedging genuine foreign currency exposures through spot, forward, currency swap and interest rate swap transactions with maximum maturity of 5 years, and FX option with a maximum maturity of 1 year.

Subsequently, on April 22, 2008, the Company extended the maturity date to February 28, 2009, increased the exposure risk limit (weighted)/FX option to US$62,500 and extended the maturity of foreign currency exposures through spot and forward transactions to a maximum of 5 years, currency swap and FX option transactions to a maximum of 7 years, and interest rate swap transactions to a maximum maturity of 12 years.

As of December 31, 2008, the Company has not yet utilized the facilities.

h.

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

Years Ended December 31, 2006, 2007 and 2008

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

As of December 31, 2008, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,451. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

i.	Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the eighth amendment agreement dated November 5, 2008. Transponder lease expense charged to operations amounting to Rp15,021 and Rp21,782 in 2007 and 2008, respectively, is presented as part of “Operating Expenses—Cost of Services” in the consolidated statements of income.

30. TARIFF SYSTEM

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b. Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (“MTPT”) (subsequently renamed “Ministry of Communications” and most recently, “Ministry of Communications Information and Technology”). Under this regulation, the cellular tariffs consist of the following:

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the MOC in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79 Year 1998 of the MTPT were subsequently superseded by Regulation No. 12/PER/M.KOMINFO/ 02/2006 dated February 28, 2006 of the MOCIT regarding basic telephony tariff for cellular mobile network service. Under this regulation, the cellular tariffs consist of the following:

•	Connection fee

•	Monthly charges

•	Usage charges

•	Additional facilities fee.

On April 7, 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network.

Under this new decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunication services through cellular network consist of the following:

•	Tariff for basic telephony services

•	Tariff for roaming

•	Tariff for multimedia services

The retail tariff should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c. Fixed telecommunication services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariff for fixed network service.

On April 30, 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This decree also applies to fixed wireless access (FWA) network.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunication tariff system.

31. INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The decree was updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the decree of the MOC, the interconnection tariff arrangements are as follows:

1. Structure of Interconnection Tariff

a.	Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the MOC, the interconnection tariffs are as follows:

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

Based on the MTPT Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

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

Years Ended December 31, 2006, 2007 and 2008

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

e.	Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged—Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 32).

f.	Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2. Universal Service Obligation (“USO”)

On September 30, 2005, the MOCIT issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunication operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debt and interconnection charges) for USO development.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The MOCIT also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

3. Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new decree, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will be intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of this decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 32).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

On August 4, 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 1, 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008.

On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32. INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged—Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

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

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense is changed into “service charge”, which is computed at Rp1,250 per minute of outgoing call starting April 1, 2008.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was amended on December 18, 2007.

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

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was amended on December 18, 2007.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2. PT Excelcomindo Pratama or “Excelcom”, Mobile-8 (after Komselindo was merged with Mobile-8) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

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

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Mobile-8 and Excelcom, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 31). The memoranda of understanding with each of Mobile-8, Excelcom and Telkomsel were amended on September 14, and December 17 and 19, 2007, respectively.

Net interconnection revenues (charges) from (to) the operators are as follows:

	2006	2007	2008
Telkom	399,122	449,730	189,556
Telkomsel	(50,782)	5,405	2,170
Mobile-8	2,028	18,247	14,341
Excelcom	(34,675)	25,341	(30,818)

Net revenues	315,693	498,723	175,249

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of December 31, 2008 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

	Amount in U.S. Dollar	Equivalent Rupiah *
Assets:
Cash and cash equivalents	370,247	4,054,207
Accounts receivable
Trade	112,100	1,227,495
Others	467	5,114
Derivative assets	59,963	656,594
Other current assets	2,259	24,736
Due from related parties	756	8,278
Non-current assets—others	1,131	12,388

Total assets	546,923	5,988,812

Liabilities:
Accounts payable—trade	31,044	339,932
Procurement payable	412,301	4,514,696
Accrued expenses	39,048	427,576
Deposits from customers	1,010	11,059
Derivative liabilities	28,846	315,866
Other current liabilities	23	252
Due to related parties	1	11
Loans payable (including current maturities)	645,698	7,070,388
Bonds payable (including current maturities)	344,157	3,768,519
Other non-current liabilities	13,260	145,202

Total liabilities	1,515,388	16,593,501

Net liabilities position	968,465	10,604,689

*	translated using the prevailing exchange rate at balance sheet date

34. SEGMENT INFORMATION

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Consolidated information by industry segment follows:

	Major Segments			Segment Total
	Cellular	Fixed Telecommunication	MIDI
2006
Operating revenues
Revenues from external customers	9,227,537	1,109,281	1,902,589	12,239,407
Inter-segment revenues	(222,650)	222,650	318,119	318,119

Total operating revenues	9,004,887	1,331,931	2,220,708	12,557,526
Inter-segment revenues elimination				(318,119)

Operating revenues—net				12,239,407

Income
Operating income	2,291,923	627,611	479,125	3,398,659
Gain on foreign exchange—net				304,401
Interest income				212,823
Financing cost				(1,248,899)
Income tax expense				(576,107)
Loss on change in fair value of derivatives—net				(438,774)
Amortization of goodwill				(226,507)
Equity in net loss of associated company				(238)
Others—net				21,202

Income before minority interest in net income of subsidiaries				1,446,560

Other Information
Segment assets	30,550,224	1,552,003	3,738,044	35,840,271
Unallocated assets				4,520,191
Inter-segment assets elimination				(6,131,804)

Assets—net				34,228,658

Segment liabilities	19,665,806	760,291	731,026	21,157,123
Unallocated liabilities				2,633,240
Inter-segment liabilities elimination				(4,964,070)

Liabilities—net				18,826,293

Capital expenditure	5,961,152	366,718	593,458	6,921,328
Depreciation and amortization	2,967,185	182,702	503,379	3,653,266

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Major Segments			Segment Total
	Cellular	Fixed Telecommunication	MIDI
2007
Operating revenues
Revenues from external customers	12,752,496	1,567,415	2,168,584	16,488,495
Inter-segment revenues	(205,765)	205,765	364,192	364,192

Total operating revenues	12,546,731	1,773,180	2,532,776	16,852,687
Inter-segment revenues elimination				(364,192)

Operating revenues—net				16,488,495

Income
Operating income	3,438,770	661,039	419,795	4,519,604
Interest income				232,411
Gain on change in fair value of derivatives—net				68,023
Financing cost				(1,428,604)
Income tax expense				(859,517)
Amortization of goodwill				(226,507)
Loss on foreign exchange—net				(155,315)
Others—net				(79,996)

Income before minority interest in net income of subsidiaries				2,070,099

Other Information
Segment assets	35,594,557	1,667,532	4,923,560	42,185,649
Unallocated assets				9,715,950
Inter-segment assets elimination				(6,596,513)

Assets—net				45,305,086

Segment liabilities	27,859,412	989,627	981,244	29,830,283
Unallocated liabilities				3,821,202
Inter-segment liabilities elimination				(5,188,499)

Liabilities—net				28,462,986

Capital expenditure	8,382,846	428,278	915,273	9,726,397
Depreciation and amortization	3,477,044	198,378	519,780	4,195,202

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Major Segments			Segment Total
	Cellular	Fixed Telecommunication	MIDI
2008
Operating revenues
Revenues from external customers	14,178,922	1,744,716	2,735,495	18,659,133
Inter-segment revenues	(363,347)	363,347	472,460	472,460

Total operating revenues	13,815,575	2,108,063	3,207,955	19,131,593
Inter-segment revenues elimination				(472,460)

Operating revenues—net				18,659,133

Income
Operating income	3,148,860	793,706	790,713	4,733,279
Interest income				460,089
Gain on change in fair value of derivatives—net				136,603
Financing cost				(1,858,294)
Loss on foreign exchange—net				(885,729)
Income tax expense—net				(419,830)
Amortization of goodwill				(227,317)
Others—net				(33,516)

Income before minority interest in net income of subsidiaries				1,905,285

Other Information
Segment assets	39,472,716	2,570,142	7,115,939	49,158,797
Unallocated assets				7,909,907
Inter-segment assets elimination				(5,375,381)

Assets—net				51,693,323

Segment liabilities	29,574,729	1,197,315	3,795,130	34,567,174
Unallocated liabilities				3,527,000
Inter-segment liabilities elimination				(4,099,410)

Liabilities—net				33,994,764

Capital expenditure	10,042,807	682,907	1,616,189	12,341,903
Depreciation and amortization	3,730,620	290,842	566,429	4,587,891

35. ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the recent market events and economic conditions in Indonesia that are mainly characterized by volatility in currency values and interest rates, as well as decline in share prices which could negatively impact economic growth. Economic improvements and recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies. The financial statements include the effects of the economic conditions to the extent they can be estimated.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36. SUBSEQUENT EVENTS

a.

As required by the United States Securities and Exchange Commission (“U.S. SEC”), on January 20, 2009, the Company filed schedule 14D-9, Solicitation/Recommendation Statement, with the U.S. SEC in response to the Tender Offers to be made by Qtel, the ultimate shareholder of the Company, in the United States of America and Indonesia.

b.

On January 20, 2009, the Company entered into an interest rate swap contract with DBS with a notional amount of US$26,000, which will decrease based on predetermined schedules. Based on the contract, the Company agreed to pay interest computed at the fixed rate of 3.83% every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to December 12, 2012 in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum.

c.	On January 21, 2009, the Company submitted an appeal letter to the Tax Court regarding the additional request to increase the SKPLB for fiscal year 2004 as stated in KEP-00080 (Note 13).

d.	On January 28, 2009, the Company made the 13th loan drawdown amounting to US$4,156 from its COFACE Facility from HSBC France (Note 15e).

e.	On February 2, 2009, the Company received the tax refund from the Tax Office amounting to Rp84,650 for additional tax overpayment of corporate income tax for fiscal year 2004 (Note 13).

f.

On February 12, 2009, the Company entered into agreements with BCA amending certain provisions of the agreements covering the credit facilities of Rp2,000,000 (Note 15d) and Rp500,000 (Note 29b). The amendments cover the changes in the definition of certain terms and the financial ratios of the loan covenants.

g.

On February 24, 2009, the Company amended its five-year unsecured credit facility agreement of US$450,000 with 13 financial institutions (including ING Bank N.V. and DBS Bank Ltd.) (Note 15c). The amendment covers the changes in the definition of certain terms and the financial ratios of the loan covenants.

h.

On February 27, 2009, the Company obtained the consent from FEC and DBS to amend their loan agreement (Note 15i and 15f, respectively) for the changes in the definition of certain terms and the financial ratios of the loan covenants.

i.

On March 2, 2009, the Company entered into an interest rate swap contract with BTMUFJ with a notional amount of US$36,500, which will decrease based on predetermined schedules. Based on the contract, the Company agreed to pay interest computed at the fixed rate of 4.1% every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to June 12, 2012 in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum.

j.

On March 3, 2009, the Company entered into an interest rate swap contract with ING Bank N.V with a notional amount of US$25,000, which will decrease based on predetermined schedules. Based on the contract, the Company agreed to pay interest computed at a fixed rate of 4.0094% every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to December 12, 2011 in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum.

k.	On March 4, 2009, ICLS, direct subsidiary of Qtel, increased its ownership interest in the Company by 23.29%, which effectively increased Qtel’s ownership interest to 65%.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

l.	On March 6, 2009, the Company made the 14th loan drawdown amounting to US$1,974 from its COFACE Facility from HSBC France (Note 15e).

m.	On March 16, 2009, the Company made the loan drawdown amounting to Rp500,000 from its credit facility from BCA (Note 29b).

n.

On March 18, 2009, the Company amended its 9-year Commercial Facility (Note 15h) and its COFACE and SINOSURE Facility (Note 15e) for the changes in the definition of certain terms and the financial ratios of the loan covenants.

o.

As of March 18, 2009, the prevailing exchange rate of the rupiah to U.S. dollar is Rp11,979 to US$1 (in full amounts), while as of December 31, 2008, the prevailing exchange rate was Rp10,950 to US$1 (in full amounts). Using the exchange rate as of March 18, 2009, the Company suffered foreign exchange loss amounting to approximately Rp996,550 (excluding the effect of revaluing derivative contracts on March 18, 2009) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2008 (Note 33).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2008 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2008 as disclosed in Note 29a are approximately Rp4,784,377 if translated at the prevailing exchange rate as of March 18, 2009.

37. REVISED SAKs

The following summarizes the revised SAKs issued by the Indonesian Institute of Accountants:

•

SAK 14 (Revised 2008), “Inventories”, contains the accounting treatment for inventories. A primary issue in accounting for inventories is the amount of cost to be recognized as an asset and carried forward until the related revenues are recognized. This Standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs. SAK 14 (2008) supersedes SAK 14: Inventories (1994) and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009. Early application is encouraged.

•

SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interests, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. SAK 50 (Revised 2006) supersedes SAK 50, “Accounting for Certain Investments in Securities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009 (subsequently revised to become on or after January 1, 2010). Early application is encouraged.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•

SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others. SAK 55 (Revised 2006) supersedes SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”, and is applied prospectively for financial statements covering the periods beginning on or after January 1, 2009 (subsequently revised to become on or after January 1, 2010). Early application is encouraged.

The Companies have not adopted these SAKs. The Companies are currently studying them and have not yet determined the related effects on the consolidated financial statements.

38. GOVERNMENT REGULATIONS

•

On December 28, 2007, the President of the Republic of Indonesia and the Minister of Law and Human Rights signed the Government Regulation No. 81/2007 (PP No. 81/2007) on “Reduction of the Rate of Income Tax on Resident Corporate Taxpayers in the Form of Publicly-listed Companies”. This regulation provides that resident publicly-listed companies in Indonesia can obtain the reduced income tax rate which is 5% lower than the highest income tax rate under Article 17 paragraph 1 (b) of the Income Tax Law, provided they meet the prescribed criteria, i.e., companies whose shares or other equity instruments are listed in the Indonesia Stock Exchange, whose shares owned by the public are 40% or more of the total paid shares and such shares are owned by at least 300 parties, each party owning less than 5% (Note 18) of the total paid-up shares. These requirements should be fulfilled by the publicly-listed companies for a period of six months in one tax year. As of December 31, 2008, the Company does not expect to meet the required criteria to avail of the lower income tax rate and has, therefore, not applied this reduced tax rate to its deferred tax assets and liabilities.

•

On September 23, 2008, the President of the Republic of Indonesia and the Minister of Law and Human Rights signed Law No. 36 of 2008 on “Fourth Amendment of Law No. 7 of 1983 on Income Taxes” (Note 13). This regulation amends, among others, the scheme of corporate income tax rate, tax objects, and definition of deductible expenses. All requirements under this regulation will be applied effective January 1, 2009.

39. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Companies prepared their consolidated financial statements in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). The Companies have prepared the following information, in this note and Note 40, to present the nature and effect on net income and stockholders’ equity of the differences between Indonesian GAAP and U.S. GAAP. Additional U.S. GAAP disclosures are made in Note 41.

a. Interest Capitalizable to Properties under Construction and Installation

Under Indonesian GAAP, one of the criteria for capitalizing interest cost to a qualifying asset (i.e., properties under construction and installation) is that the interest should be attributable to the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

qualifying asset. The capitalization of a parent company’s interest expense related to a subsidiary’s asset is not allowed under Indonesian GAAP. The Companies did not capitalize the interest incurred on their debts, the proceeds of which were not used to acquire qualifying assets.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”, does not specify that interest cost be attributable to the qualifying assets; therefore, the capitalizable interest includes interest costs incurred on general and specific borrowings. Furthermore, U.S. GAAP requires capitalization of a parent company’s interest expense for all qualifying expenditures. The difference between the amount of interest capitalized under Indonesian GAAP and U.S. GAAP also results in additional depreciation expense recognized under U.S. GAAP.

b. Goodwill

Under Indonesian GAAP, goodwill is amortized using the straight-line method over the estimated useful life of the goodwill.

Under U.S. GAAP, goodwill is not amortized but subjected to impairment test under SFAS No. 142, “Goodwill and Other Intangible Assets”.

c. Revenue Recognition

Under Indonesian GAAP, revenue from service connection is recognized as income at the time the connection takes place (for post-paid service) or at the time of activation (for prepaid service).

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Under Indonesian GAAP, other expenses associated with the acquisition of the Government permit to use the land (e.g., notary fee, tax, etc.) should be amortized over the period of the right to use the land obtained from the Government which, in the case of the Companies, is an initial period ranging from approximately 20 to 30 years.

Under U.S. GAAP, the costs, as well as other expenses, associated with the acquisition of landrights are amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years.

f. Pension Plan

Under Indonesian GAAP, the Companies follow SAK 24 (Revised 2004) (Note 2q). In accordance with SAK 24 (Revised 2004), there is no transition obligation at the initial adoption of the SAK and the past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested.

Under U.S. GAAP, starting 2006, the Companies adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which amended SFAS Nos. 87, 88, 106 and 132 (R). In accordance with SFAS No. 158, a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also should recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits, and transition assets or obligations accumulated at the date of the adoption of this standard that were not previously recognized as components of net periodic pension cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”. SFAS No. 158 does not change the determination of net periodic pension cost under SFAS No. 87. In accordance with SFAS No. 87, the transition obligation and past service cost are amortized over the average remaining service lives of the employees.

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

Under U.S. GAAP, the Companies account for these benefits over the estimated service period of their employees based on actuarial assumptions which are similar to those provided by SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions”.

Starting 2006, the Companies adopted SFAS No. 158 under which a company should recognize the funded or unfunded status of a benefit plan in its statement of financial position and also recognize as a component of other comprehensive income, net of tax, actuarial gains or losses and prior service costs or

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

credits, and transition assets or obligations accumulated at the date of the adoption of this standard that were not previously recognized as components of net periodic benefit cost. In accordance with SFAS No. 106, the transition obligation and past service cost are amortized over the average remaining service lives of the employees.

i. Equity in Net Income of Associated Companies

This represents the effect of the difference between Indonesian GAAP and U.S. GAAP in the investee’s accounting for foreign exchange differential on borrowings relating to property under construction (see “d” above).

j. Pre-acquisition Income

This represents the difference in the minority stockholders’ proportionate share in the net income of IM3 up to 2003 determined under Indonesian GAAP and U.S. GAAP at the time of the acquisition of the minority interest in IM3.

k. Others

Other adjustments represent individually insignificant adjustments for differences between Indonesian GAAP and U.S. GAAP.

l. Deferred Income Tax

The reconciliation of deferred tax pertains to the tax effects of the Indonesian GAAP and U.S. GAAP reconciliation adjustments noted above.

In September 2008, Law No. 7 Year 1983 regarding “Income Tax” was revised for the fourth time with the issuance of Law No. 36 Year 2008 (Note 38). The revised Law stipulates change in the corporate tax rates from progressive tax rates to a single rate of 28% for fiscal year 2009 and 25% for fiscal years 2010 onwards. The revised Law will be effective January 1, 2009. The effect of the change in tax rate is included in the deferred income tax reconciliation adjustment.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

40. RECONCILIATION BETWEEN NET INCOME AND STOCKHOLDERS’ EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

The following is a summary of the adjustments to net income for the years ended December 31, 2006, 2007 and 2008 and to stockholders’ equity as of December 31, 2007 and 2008 to reconcile the net income and stockholders’ equity under Indonesian GAAP to U.S. GAAP:

	2006	2007	2008
				US$
	Rp	Rp	Rp	(Note 3)
Net income presented in the consolidated financial statements prepared under Indonesian GAAP	1,410,093	2,042,043	1,878,522	171,555

U.S. GAAP adjustments
Increase (decrease) due to:
Capitalization of interest expense	326,314	488,199	890,914	81,362
Amortization of goodwill	226,348	226,348	227,476	20,774
Depreciation	(47,242)	(77,387)	(147,442)	(13,465)
Amortization of landrights	(12,422)	(14,558)	(15,732)	(1,437)
Net periodic pension cost	(7,424)	(5,924)	(8,880)	(811)
Deferred connection fees—net of recognized amounts	43,599	10,828	(4,233)	(386)
Net periodic postretirement benefit cost	(155)	(1,334)	(1,296)	(119)
Minority interest	(1,260)	49	(604)	(55)
Capitalization of net foreign exchange losses	(33,207)	—	—	—
Others	(1,636)	(337)	(258)	(23)
Deferred income tax effect of U.S. GAAP adjustments (the 2008 adjustment includes an effect of changes in corporate income tax rates)	(151,979)	(192,117)	(78,314)	(7,152)

Net adjustments	340,936	433,767	861,631	78,688

Net income in accordance with U.S. GAAP	1,751,029	2,475,810	2,740,153	250,243

Basic earnings per share	323.99	455.62	504.27	0.05

Diluted earnings per share	321.94	455.62	504.27	0.05

Basic earnings per ADS (50 B shares per ADS)	16,199.28	22,781.01	25,213.36	2.30

Diluted earnings per ADS	16,097.23	22,781.01	25,213.36	2.30

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	2007	2008
			US$
	Rp	Rp	(Note 3)
Stockholders’ equity presented in the consolidated financial statements prepared under Indonesian GAAP	16,544,730	17,409,621	1,589,919

U.S. GAAP adjustments
Increase (decrease) due to:
Capitalization of interest expense	1,523,166	2,414,080	220,464
Amortization of goodwill	1,822,566	2,050,042	187,219
Prepaid pension	(142,349)	90,860	8,298
Accumulated depreciation	(12,492)	(159,934)	(14,606)
Amortization of landrights	(90,451)	(106,183)	(9,697)
Capitalization of foreign exchange losses—net of gain	(60,063)	(60,063)	(5,485)
Deferred connection fees—net of amortization	(37,315)	(41,548)	(3,795)
Pre-acquisition income	(14,303)	(14,303)	(1,306)
Accrued postretirement benefit liability	(396,021)	(8,843)	(808)
Minority interest	(5,196)	(5,800)	(530)
Reversal of deferred tax liabilities on difference in transactions of equity changes in Satelindo and Bimagraha as a result of merger	(1,293)	(1,293)	(118)
Others	(7,895)	(33,400)	(3,050)
Deferred tax impact of U.S. GAAP adjustments	(862,531)	(1,092,174)	(99,742)

Net adjustments	1,715,823	3,031,441	276,844

Stockholders’ equity in accordance with U.S. GAAP	18,260,553	20,441,062	1,866,763

41. ADDITIONAL U.S. GAAP DISCLOSURES

The following information is presented on the basis of U.S. GAAP:

a. Significant Captions of Consolidated Balance Sheets

	2007	2008
Current assets	11,126,487	10,001,237
Non-current assets	37,713,637	46,618,763

Total assets	48,840,124	56,620,000

Current liabilities	11,707,500	10,728,398
Non-current liabilities	18,574,750	25,160,998

Total liabilities	30,282,250	35,889,396

Minority interest	297,321	289,542
Stockholders’ equity	18,260,553	20,441,062

Total liabilities and stockholders’ equity	48,840,124	56,620,000

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b. Valuation and Qualifying Accounts

The following summarizes the activities in the Companies’ valuation and qualifying accounts:

Description	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Deductions	Effect of Foreign Exchange Adjustments	Balance at End of Year
2006
Allowance for doubtful accounts:
Accounts receivable—others	34,575	(2,069)	(15,175)[a]	(759)	16,572
Due from related parties	1,753	1,037	—	5	2,795
Valuation allowance—deferred tax assets	4,708	—	(3,068)[b]	—	1,640

Total	41,036	(1,032)	(18,243)	(754)	21,007

2007
Allowance for doubtful accounts:
Accounts receivable—others	16,572	266	—	402	17,240
Due from related parties	2,795	(562)	—	24	2,257
Valuation allowance—deferred tax assets	1,640	—	—	—	1,640

Total	21,007	(296)	—	426	21,137

2008
Allowance for doubtful accounts:
Accounts receivable—others	17,240	2,031	(1,245)[a]	841	18,867
Due from related parties	2,257	44	—	118	2,419
Valuation allowance—deferred tax assets	1,640	(209)	—	—	1,431

Total	21,137	1,866	(1,245)	959	22,717

[a]	deduction of allowance for doubtful accounts due to write-off of receivable
[b]	deduction of valuation allowance for deferred tax assets due to expiration of net tax loss carryover

c. Statements of Comprehensive Income

Shown below are the Statements of Comprehensive Income for the years ended December 31, 2006, 2007 and 2008:

	2006	2007	2008
Net income**	1,751,029	2,475,810	2,740,153
Other comprehensive income:
Change in retirement benefits recorded in other comprehensive income—net of income tax of (Rp38,997) in 2007 and Rp151,329 in 2008 (Notes 39f and 39h)	—	(90,991)	453,987
Foreign currency translation—net of income taxes of (Rp18) in 2006, Rp2,570 in 2007 and Rp2,371 in 2008	(46)	5,995	7,114

Net Comprehensive Income	1,750,983	2,390,814	3,201,254

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

**

The effect of the change in tax rate on the opening balance of Other Comprehensive Income of Rp34,843 is included in the 2008 net income. Under SFAS 109, the effect of changes in tax rate is included in net income in the period that includes the enactment date; this requirement also applies to changes on deferred taxes initially charged or credited directly to shareholders’ equity or other comprehensive income.

As of December 31, 2007 and 2008, the accumulated other comprehensive loss under U.S. GAAP amounted to Rp481,647 and Rp55,389, respectively.

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

The composition of the cost for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Defined Benefit Pension Plan
Interest cost	63,650	63,417	66,100
Service cost	37,660	38,801	29,503
Net amortization	7,425	15,579	13,967
Expected return on plan assets	(71,136)	(64,607)	(63,894)

Net periodic pension cost	37,599	53,190	45,676

Other Postretirement Benefits
Interest cost	48,579	103,427	89,900
Service cost	39,248	49,154	33,016
Net amortization	18,512	17,577	29,113
Additional benefits due to early retirement	1,167	—	—

Total periodic other postretirement cost	107,506	170,158	152,029

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Amounts recognized in accumulated other comprehensive loss at December 31, 2007 and 2008 consist of:

	2007	2008
Defined Benefit Pension Plan
Unrecognized transition obligation	68	—
Unrecognized prior service costs	6,668	6,235
Unrecognized net actuarial losses	256,519	14,932

Total	263,255	21,167
Less deferred taxes	78,977	5,292

Net	184,278	15,875

Other Postretirement Benefits
Unrecognized transition obligation	780	514
Unrecognized prior service costs	68,397	57,150
Unrecognized net actuarial losses	364,460	12,743

Total**	433,637	70,407
Less deferred taxes	130,091	17,602

Net	303,546	52,805

Total	487,824	68,680

**

Other postretirement benefits, i.e., housing allowances and Labor Law 13 benefits, are included in “Others” in Note 40. Accumulated other comprehensive loss related to housing allowances and Labor Law 13 benefits amounted to Rp24,381 and Rp49,627 as of December 31, 2007 and 2008, respectively.

The transition obligation, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2008 and expected to be recognized in net periodic pension cost for the year ending December 31, 2009 are as follows:

	Defined Benefit Pension Plan	Other Postretirement Benefits	Total
Transition obligation	—	266	266
Prior service costs	432	11,247	11,679
Net actuarial losses	484	1,834	2,318

Total	916	13,347	14,263
Less deferred taxes	256	3,737	3,993

Net	660	9,610	10,270

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The reconciliation of projected benefit obligation and fair value of plan assets for the years ended December 31, 2007 and 2008, and the accumulated benefit obligation as of December 31, 2007 and 2008 are as follows:

	2007	2008
Defined Benefit Pension Plan
Funded Status
Projected Benefit Obligation
Balance at beginning of year	644,903	672,145
Interest cost	63,417	66,100
Service cost	38,801	29,503
Prior service cost	4,078	—
Benefit payments	(64,813)	(34,302)
Actuarial gain on obligation	(14,241)	(192,207)

Balance at end of year	672,145	541,239

Fair Value of Plan Assets
Balance at beginning of year	727,656	730,787
Actual return on plan assets	53,262	99,808
Employer’s contributions	17,842	10,458
Benefit payments	(67,973)	(35,853)

Balance at end of year	730,787	805,200

Funded Status at End of Year	58,642	263,961

Accumulated Benefit Obligation	373,463	322,948

As of December 31, 2007 and 2008, the overfunded status of the defined benefit pension plan amounting to Rp58,642 and Rp263,961, respectively, is recognized in the statement of financial position as prepaid pension (current asset) of Rp2,260 and Rp3,114, respectively, and long-term prepaid pension of Rp56,382 and Rp260,847, respectively.

No plan assets are expected to be returned to the Companies during the year ending December 31, 2009.

	2007	2008
Other Postretirement Benefits
Unfunded Status
Projected Benefit Obligation
Balance at beginning of year	613,354	905,665
Interest cost	103,427	89,900
Service cost	49,154	33,016
Actuarial (gain) loss on obligation	161,963	(334,116)
Benefit payments	(22,233)	(15,694)

Unfunded Status at End of Year	905,665	678,771

Accumulated Benefit Obligation	824,795	549,834

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

As of December 31, 2007 and 2008, the unfunded status of the other postretirement benefit plan amounting to Rp905,665 and Rp678,771, respectively, is recognized in the statement of financial position as accrued expense (current liability) of Rp11,489 and Rp11,809, respectively, and long-term postretirement liability of Rp856,698 and Rp633,585, respectively, and also as a deduction to long-term receivables amounting to Rp37,478 and Rp33,377 in 2007 and 2008, respectively.

e. Value-added Tax

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

The Companies have presented revenues net of value-added tax in their consolidated statement of income based on the accounting policy consistently applied from the earliest period presented.

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

The Companies adopted the provisions of FIN 48 on January 1, 2007. Based on the analysis of all tax positions related to income taxes subject to FAS 109, the Companies determined that the implementation of FIN48 did not result to a tax liability for unrecognized tax benefit as of January 1, 2007 and there were no events that occurred during 2007 and 2008 that would change that conclusion as of December 31, 2007 and 2008. The Companies anticipate that it is reasonably possible that there will be no significant changes to their position in relation to unrecognized tax benefit in 2009.

For the years ended December 31, 2007 and 2008, there have been no interest or penalties incurred in relation to corporate income taxes.

As of December 31, 2008, the Companies are subject to tax audits for tax years 2006, 2007 and 2008.

The Companies record interest and penalties for the underpayment of income tax, if any, in interest expense account and other expenses account, respectively, in the consolidated financial statements.

g. SFAS 157

The Companies adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Companies’ market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following section describes the valuation methodologies used by the Companies to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.

A. Derivative Instruments

Foreign Currency Swaps (including Embedded Derivatives)

These contracts are executed over the counter and are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation technique and inputs depend on the type of derivatives and the nature of the underlying instruments. The principal technique used to value these instruments is discounted cash flows. The fair values of derivative contracts reflect cash the Company will pay or receive. The key inputs depend upon the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, Credit Default Spread, and the spot price of the underlying instruments. These items are placed in Level 2.

Interest Rate Swaps

Under the common form of interest rate swap, a series of payments calculated by applying a floating rate of interest to a notional principal amount is exchanged for a stream of payments similarly calculated but using a fixed rate of interest. This is a floating-to-fixed interest rate swap. The principal technique used to value these instruments is discounted cash flows. The fair values of derivative contracts reflect cash the Company will pay or receive. The key inputs depend upon the type of derivatives and the nature of the underlying instruments and include interest rate yield curves and payment dates. These items are placed in Level 2.

B. Other Financial Instruments

The Companies elected a partial deferral of SFAS 157 under the provisions of FSP 157-2 related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. Furthermore, the impact of implementing FSP 157-2 is not expected to be material to the Companies’ consolidated financial statements.

The impact of partially adopting SFAS 157 effective January 1, 2008 is not material to the Companies’ consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Fair Value Measurements on a Recurring Basis

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

	Fair Value Measurement at December 31, 2008
Description	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS
Derivatives	—	656,594	—

LIABILITIES
Derivatives	—	315,866	—
Embedded Derivatives	—	185,768	—

NET	—	154,960	—

h. SFAS 159

The Companies elected to adopt SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159) effective January 1, 2008. Under the provisions of SFAS 159, a company may choose to account for financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. The election made by the Companies on fair value accounting for financial assets and liabilities under U.S. GAAP has been made on the same basis with the one made under Indonesian GAAP.

As of December 31, 2008, the adoption of SFAS 159 has no impact to the Companies’ consolidated financial statements.

i. Recent Accounting Pronouncements

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

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•

The acquirer should recognize goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the fair values of the identifiable net assets acquired.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

The Companies are currently evaluating the effect, if any, the adoption of SFAS 141(R) will have to the Companies’ consolidated financial statements.

SFAS 160

In December 2007, the FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements”, which amends Accounting Research Bulletin 51, “Consolidated Financial Statements”. SFAS 160 (i) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, (ii) clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and (iii) changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.

Under SFAS 160, a parent company is required to:

•	Make disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest

•

Recognize a gain or loss in net income when a subsidiary is deconsolidated and make expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the non-controlling owners of a subsidiary.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited.

The Companies are currently evaluating what effect, if any, the adoption of SFAS 160 will have to the Companies’ consolidated financial statements.

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

Years Ended December 31, 2006, 2007 and 2008

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

•	Disclosures about credit-risk-related contingent features in derivative agreements

SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged.

The Companies did not early adopt SFAS 161 to its December 31, 2008 consolidated financial statements.

SFAS 162

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 requires the sources of accounting principles generally accepted in descending order of authority as follows:

a.

FASB Statement of Financial Accounting Standards and Interpretations, SFAS 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB

b.	FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position

c.

AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics)

d.

Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

SFAS 162 is effective 60 days after November 15, 2008. The Companies are currently evaluating what effect, if any, the adoption of SFAS 162 will have to the Companies’ consolidated financial statements.

SFAS 163

In May 2008, the FASB issued Statement No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60” (SFAS 163). The statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. The statement also clarifies

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2006, 2007 and 2008

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

how SFAS 60, “Accounting and Reporting by Insurance Enterprises”, applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities.

SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. The statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this statement. Except for those disclosures, earlier application is not permitted.

The Companies do not expect that SFAS 163 will have a material impact to the Companies’ consolidated financial statements.

42. COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on March 18, 2009.