Form 20-F
period 2009-12-31
PT Indosat Tbk
filed 2010-06-01
CIK 929700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission file number: 1-3330

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat, No.21

Jakarta 10110—Indonesia

(62-21) 3869615

(Address and telephone number of principal executive offices)

Name:	Nicholas Swierzy
Telephone:	+62-21-3869615
Email:	investor@indosat.com
Facsimile:	+62-21-30003757
Address:	Jl. Medan Merdeka Barat No. 21
Jakarta 10110
Indonesia

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing 50 Series B shares, par value Rp100 per share	New York Stock Exchange
Series B shares, par value Rp100 per share	New York Stock Exchange*

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

Yes  ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No   ☐

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒

*	The Series B shares were registered in connection with the registration of the American Depositary Shares and are not listed for trading on the New York Stock Exchange.

i

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company,” “Indosat,” “we,” “us,” and “our” are to PT Indosat Tbk and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of the Republic of Indonesia. References to “United States” or “U.S.” are to the United States of America. References to “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland. References to “Indonesian rupiah” or “Rp” are to the lawful currency of Indonesia and references to “U.S. dollars” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ.

Our consolidated financial statements as of and for the years ended December 31, 2009 and 2008 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We adopted IFRS as issued by the IASB as of and for the fiscal year ended December 31, 2009 by applying IFRS1 “First Time Adoption of International Financial Reporting Standards.” Our consolidated financial statements as at and for the year ended December 31, 2008 were originally prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), and were restated in accordance with IFRS as issued by the IASB for comparative purposes. The impact of the transition to IFRS as issued by the IASB on the Company’s consolidated financial position as of December 31, 2008, its results of operations and its cash flows for that year, is detailed in Notes 2d and 2e to our consolidated financial statements included elsewhere in this annual report. In accordance with the rule amendments adopted by the U.S. Securities and Exchange Commission, or U.S. SEC, which become effective March 4, 2008, we do not provide a reconciliation to U.S. GAAP. Furthermore, pursuant to transitional relief granted by the U.S. SEC in respect of the first time adoption of IFRS, we have omitted in this Annual Report on Form 20-F financial statements and financial information for the year ended December 31, 2007.

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2009, which was Rp9,400 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on May 14, 2010 was Rp9,094 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

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

“2G”	second generation of wireless telephone technology that includes GSM, Interim Standard-95 (IS-95) and personnel digital cellular (PDC) technology

“3G”	third generation of mobile telecommunications standards, including Wideband Code Division Multiple Access/Universal Mobile Telecommunication System (WCDMA/UMTS)

“analog”	a signal, whether voice, video or data, which is transmitted in similar, or analogous, signals; commonly used to describe telephone transmission and/or switching services that are not digital

“ARPM”

the average monthly revenue per minute (in Indonesian rupiah), computed by dividing revenues from monthly recurring prepaid and postpaid cellular services, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period, by the total minutes (billed and unbilled) of outgoing call usage of prepaid and postpaid cellular subscribers for such period

“ARPU”

Average Revenue Per User, an evaluation statistic for a network operator’s subscriber base. ARPU is computed by dividing monthly recurring prepaid and postpaid cellular services revenues (usage charges, value-added services, interconnection revenues and monthly subscription charges), excluding non-recurring revenues such as activation fees and special auctions of telephone numbers, for the relevant period by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. We define an “active cellular subscriber” as a cellular subscriber who: (i) in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 120 days after the last statement date; or (ii) in the case of a prepaid cellular subscriber, recharges the SIM card within a 33-day “grace period” immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card. Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our ARPU set forth in this annual report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber related operating data may not be comparable between periods”

“ATM”	Asynchronous Transfer Mode, the standard packet-switching protocol for transmitting and receiving data via uniform 53-byte cells, allowing for data transmission speeds surpassing 600 MBps

“attenuation”	gradual loss in intensity of radio frequency signals by absorption and scattering

“backbone”

the highest level in hierarchical network and designed to carry the heaviest traffic. Backbones are either switched (using ATM, frame relay or both) or routed (using only routers and no switches). The transmission links between nodes or switching facilities consist of microwave, submarine cable, satellite, optical fiber or other transmission technology

“bandwidth”	the capacity of a communication link

“base station controller”	the controlling equipment in a 2G network that coordinates the operation of multiple BTSs

“BTS”

Base Transceiver Station, a mobile phone base station comprised of radio transmitter and receiver units used for transmitting and receiving voice and data to and from mobile phones in a particular cell area

“CDMA”

Code Division Multiple Access, a transmission technology where each transmission is sent over multiple frequencies and a unique code is assigned to each data or voice transmission, allowing multiple users to share the same frequency spectrum

“cellular backhaul”	the transmission lines that connect base station controllers, BTSs and mobile switching centers

“churn rate”

the subscriber disconnections for a given period, determined by dividing the sum of voluntary and involuntary deactivations during the period by the average number of cellular subscribers for the same period. The average number of cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two

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

“frame relay”

a form of packet switching protocol which breaks data stream into small data packets called “frames,” equipped with more sophisticated error detection and correction compared to traditional forms of packet switching (also referred to as “frame net” in our audited consolidated financial statements included elsewhere in this annual report

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

“HSDPA”	High Speed Downlink Packet Access, a packet-based data service or protocol in the 3G (WCDMA/UMTS) standard which provides downlink transmission data at speeds of up to 14.4 Mbps

“HSPA+”

High Speed Packet Access +, a packet-based data service or protocol in the 3G (WCDMA/UMTS) standard which provides higher downlink and uplink transmission data speeds by enhancing higher order modulation and utilizing multiple-input and multiple-output (MIMO) and multicarrier technologies, reaching downlink speed of up to 42Mbps and uplink speed of up to 11.6Mbps

“IDD”	International Direct Dialing, a telecommunications service that allows a user to make international long-distance calls without using an operator

“interconnection”

practice of allowing a competing telecommunications operator to connect its network to the network or network elements of other telecommunications operators to enable the termination of traffic originated by customers of the competing telecommunications operator’s network to the customers of the other telecommunications operator’s network

“IPLC”	an international private line circuit

v

“IP VPN”

Internet Protocol Virtual Private Network, a service which enables subscribers to establish the equivalent of an international private automatic branch exchange (“PABX”) system, allowing international abbreviated dialing and other PABX features

“ISP”	Internet Service Provider, a company that provides access to the Internet by providing the interface to the Internet backbone

“Kbps”	kilobits per second, a measure of digital transmission speed

“LAN”	Local Area Network, a short-distance network designed to connect computers within a localized environment to enable the sharing of data and other communication

“Mbps”	megabits per second, a measure of digital transmission speed

“media gateway”	a translation unit between telecommunications networks using different standards, such as PSTN, next generation networks and radio access networks

“MIDI”	Multimedia, Data and Internet, fixed data services, which include multimedia, data communications and Internet services

“Minutes of Usage”

the minutes of usage per cellular subscriber, computed by dividing the total minutes of outgoing call usage of prepaid and postpaid cellular subscribers for each month by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. We define an “active cellular subscriber” as a cellular subscriber who: (i) in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 120 days after the last statement date; or (ii) in the case of a prepaid cellular subscriber, recharges the SIM card within a 33 day “grace period” immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card. Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our minutes of usage per cellular subscriber set forth in this annual report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods”

“MMS”	Multimedia Messaging Services, a cellular telecommunications system that allows SMS messages to include graphics, audio or video components

“MPLS”

Multi-Protocol Label Switching, a data communication network platform technology that increases the efficiency of data traffic flow through a traffic management pattern that classifies data based on its application

“network infrastructure”

the fixed infrastructure equipment consisting of fiber optic cables, copper cables, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals to and from subscriber equipment and/or between wireless networks and fixed networks

“Node B”	a BTS for a 3G network

“PSTN”	Public Switched Telephone Network, a fixed telephone network operated and maintained by PT Telekomunikasi Indonesia Tbk

“RIO”

Reference Interconnect Offer, a regulatory term that refers to the document that covers technical, operational, economical and other aspects of interconnection access by one telecommunications network operator in favor of other telecommunications operators

“roaming”

the cellular telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region with cellular network coverage provided by another provider

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

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial and Other Data

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2008 and 2009 presented below is based upon our audited consolidated financial statements prepared in conformity with IFRS as issued by IASB. The selected financial information as of and for the years ended December 31, 2008 and 2009 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The selected financial information as of and for the years ended December 31, 2005, 2006 and 2007 is based upon our audited consolidated financial statements prepared in conformity with Indonesian GAAP, with a reconciliation to U.S. GAAP. The selected financial information as of and for the years ended December 31, 2005, 2006 and 2007 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in our previous annual reports filed with the U.S. SEC on May 5, 2008 and May 10, 2007. Therefore financial information for 2008 and 2009 are not comparable with financial information for 2005, 2006 and 2007 and are presented separately. The audited consolidated financial statements as of and for the year ended December 31, 2005 were audited by Prasetio, Sarwoko & Sandjaja and for the years ended December 31, 2006, 2007, 2008 and 2009 have been audited by Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global.

IFRS differs in certain significant respects from Indonesian GAAP. For a narrative description of certain significant differences, see Notes 2d and 2e to our consolidated financial statements.

	As of December 31,
	2008 Rp	2009 Rp	2009 US$(1)
	(Rp in billions and US$ in millions, except for number of outstanding shares)
Financial Position Data:
IFRS:
Assets
Cash and cash equivalents	5,737.9	2,836.0	301.7
Other current assets (other than cash and cash equivalents)	3,953.9	4,302.9	457.7
Due from related parties	42.5	7.2	0.8
Deferred tax assets—net	70.8	88.0	9.4
Long-term investments	3.4	3.2	0.3
Property and equipment—net	37,904.7	43,922.3	4,672.6
Goodwill and other intangible assets—net	2,060.7	2,042.8	217.3
Other non-current assets	2,046.3	2,174.7	231.4

Total assets	51,820.2	55,377.1	5,891.2

Liabilities
Current liabilities	10,719.7	13,064.2	1,389.8
Due to related parties	14.7	13.8	1.5
Deferred tax liabilities—net	1,349.7	1,650.3	175.5
Loans payable (net of current maturities)	10,812.2	12,715.5	1,352.7
Bonds payable (net of current maturities)	10,315.6	8,472.2	901.3
Other non-current liabilities	871.8	942.6	100.3

Total liabilities	34,083.7	36,858.6	3,921.1

Net assets (total assets—total liabilities)	17,736.5	18,518.5	1,970.1
Capital stock	543.4	543.4	57.8
Stockholders’ equity	17,736.5	18,518.5	1,970.1
Total liabilities and stockholders’ equity	51,820.2	55,377.1	5,891.2
Number of outstanding shares	5,433,933,500	5,433,933,500	N/A

	For the years ended December 31,
	2008 Rp	2009 Rp	2009 US$(1)
	(Rp in billions and US$ in millions, except per share and per ADS data)
Comprehensive Income Data:
IFRS:
Operating revenues:
Cellular	14,185.4	13,959.7	1,485.1
MIDI	2,733.4	2,712.6	288.6
Fixed telecommunication	2,029.6	1,957.2	208.2

Total operating revenues	18,948.4	18,629.5	1,981.9

Total operating expenses	14,226.4	15,419.6	1,640.4
Operating income	4,722.0	3,209.9	341.5
Other income (expense):
Gain on sale of investment in associated company	—	—	—
Interest income	460.1	139.0	14.8
Gain on sale of other long-term investment	—	—	—
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	176.2
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)	(51.8)
Amortization of goodwill	—	—	—
Financing cost	(1,858.3)	(1,873.0)	(199.3)
Others income (expense)—net	(25.6)	(116.8)	(12.4)

Total other income (expense)—net	(2,172.9)	(681.3)	(72.5)

Income tax expense—net	(485.3)	(781.5)	(83.1)
Profit for the year	2,063.8	1,747.0	185.8
Attributable to owners of the Company	2,037.8	1,690.8	179.9
Attributable to non-controlling interests	26.0	56.2	6.0
Weighted average number of shares outstanding	5,433,933,500	5,433,933,500	N/A
Basic and diluted earnings per share attributable to owners of the Company (in full amounts)(2)	375.01	311.16	0.03
Dividends declared per share (in full amounts)(2)	172.85	—	—
Dividends declared per share (in full amounts) (in US$)(2)(4)	0.02	—	—
Dividends declared per ADS (in full amounts) (in US$)(2)(3)(4)	0.79	—	—

	As of and for the years ended December 31,
	2008 Rp	2009 Rp	2009 US$(1)
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
IFRS:
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	6,513.3	4,051.2	431.0
Investing activities	(10,286.9)	(10,670.7)	(1,135.2)
Financing activities	1,458.5	3,724.7	396.2
Other Financial Data (unaudited)
EBITDA(5)	9,277.9	8,771.3	933.1
EBITDA margin(6)	49.0%	47.1%	47.1%
Other Financial Data
Capital expenditures(7)	12,285.2	11,567.4	1,230.6
Financial Ratios (unaudited)
Total Debt to EBITDA(8)	2.38x	2.94x	—
Net Debt to EBITDA(9)	1.76x	2.62x	—
EBITDA to Interest Expense	5.07x	4.72x	—

	As of December 31,
	2005 Rp	2006 Rp	2007 Rp
	(Rp in billions and US$ in millions, except for number of outstanding shares)
Balance Sheet Data:
Indonesian GAAP:
Assets
Cash and cash equivalents	4,717.3	2,807.3	8,053.0
Other current assets (other than cash and cash equivalents)	2,809.7	2,858.2	2,773.1
Due from related parties	30.4	23.3	56.5
Deferred tax assets—net	44.2	46.6	87.1
Long-term investments	3.2	8.8	3.0
Property and equipment—net	21,564.8	24,918.6	30,572.8
Goodwill and other intangible assets—net	2,682.6	2,394.5	2,087.2
Other non-current assets	934.9	1,171.4	1,672.4

Total assets	32,787.1	34,228.7	45,305.1

Liabilities
Current liabilities	5,431.4	6,803.2	11,658.6
Due to related parties	16.5	29.4	64.9
Deferred tax liabilities—net	865.7	1,244.5	1,482.2
Loans payable (net of current portion)	1,308.8	1,504.8	4,249.0
Bonds payable (net of current portion)	10,161.9	8,734.0	10,088.7
Other non-current liabilities	511.8	510.4	919.6

Total liabilities	18,296.1	18,826.3	28,463.0

Net assets (total assets—total liabilities)	14,491.0	15,402.4	16,842.1
Minority interest	175.7	200.6	297.4
Stockholders’ equity	14,315.3	15,201.8	16,544.7
Total liabilities and stockholders’ equity	32,787.1	34,228.7	45,305.1
Number of outstanding shares	5,356,174,500	5,433,933,500	N/A
U.S. GAAP:(10)
Total assets	35,414.4	36,990.9	48,840.1
Total stockholders’ equity	15,744.3	16,574.8	18,260.6

	For the years ended December 31,
	2005 Rp	2006 Rp	2007 Rp
	(Rp in billions and US$ in millions, except per share and per ADS data)
Income Statement Data:
Indonesian GAAP:
Operating revenues:
Cellular(11)	8,645.0	9,227.5	12,752.5
MIDI	1,694.0	1,902.6	2,168.6
Fixed telecommunication	1,250.8	1,109.3	1,567.4

Total operating revenues	11,589.8	12,239.4	16,488.5

Total operating expenses(11)	7,937.9	8,840.7	11,968.9
Operating income	3,651.9	3,398.7	4,519.6
Other income (expense):
Gain on sale of investment in associated company	14.6	—	—
Interest income	215.1	212.8	232.4
Gain on sale of other long-term investment	1.2	—	—
Gain (loss) on foreign exchange—net	(79.9)	304.4	(155.3)
Gain (loss) on change in fair value of derivatives—net	(44.2)	(438.8)	68.0
Amortization of goodwill	(226.4)	(226.5)	(226.5)
Financing cost	(1,264.8)	(1,248.9)	(1,428.6)
Others income (expense)—net	85.2	21.2	(80.0)

Total other income (expense)—net	(1,299.2)	(1,375.8)	(1,590.0)

Equity in net income of associated companies	0.1	(0.2)	—
Minority interest in net income of subsidiaries	(31.4)	(36.5)	(28.1)
Income tax expense—net	(697.9)	(576.1)	(859.5)
Net income	1,623.5	1,410.1	2,042.0
Weighted average number of shares outstanding	5,253,249,519	5,404,654,859	5,433,933,500
Operating income from operations per share	695.2	628.8	831.7
Diluted earnings per share	309.0	258.8	375.8
Basic earnings per share(2)	309.0	260.9	375.8
Dividends declared per share(2)	149.32	129.75	187.90
Dividends declared per share (in US$)(2)(4)	0.017	0.014	0.017
Dividends declared per ADS (in US$)(2)(3)(4)	0.83	0.69	0.86
U.S. GAAP:(10)
Net income	1,875.6	1,751.0	2,475.8
Basic earnings per share(2)	357.0	324.0	455.6
Basic earnings per ADS(2)(3)	17,851.4	16,199.3	22,781.0
Diluted earnings per share	353.3	321.9	455.6
Diluted earnings per ADS	17,663.5	16,097.2	22,781.0

	As of and for the years ended December 31,
	2005 Rp	2006 Rp	2007 Rp
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
Indonesian GAAP
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	5,316.0	5,669.6	8,273.9
Investing activities	(6,635.0)	(6,331.0)	(7,290.4)
Financing activities	2,063.4	(1,248.7)	4,237.0
Other Financial Data (unaudited)
EBITDA(12)	6,732.1	7,027.2	8,682.8
EBITDA margin(13)	58.1%	57.4%	52.7%
Other Financial Data
Capital expenditures(14)	7,297.9	6,921.3	9,726.4
Financial Ratios (unaudited)
Total Debt to EBITDA(15)	1.87x	1.64x	1.94x
Net Debt to EBITDA(16)	1.17x	1.24x	1.01x
EBITDA to Interest Expense	5.43x	5.83x	6.22x

Footnotes to Selected Financial Information:

(1)	Translated into U.S. dollars based on a conversion rate of Rp9,400= US$1.00, the Indonesian Central Bank Rate on December 31, 2009. See “—Exchange Rate Information” below.
(2)

Basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Indonesian rupiah and U.S. dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the weighted average number of shares outstanding, after considering the effect of the stock option where applicable.

(3)

The basic earnings and dividends declared per ADS data is calculated on the basis that each ADS represents fifty shares of common stock and does not make allowance for withholding tax to which the holders of the ADSs will be subject.

(4)	Calculated using the Indonesian Central Bank Rate on each dividend payment date.

(5)

We have defined EBITDA as earnings before interest, non-operating income and expense, income tax expense, depreciation and minority interest in net income of subsidiaries as reported in the consolidated financial statements included in this annual report prepared under IFRS. EBITDA is not a standard measure under IFRS. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under IFRS, or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. The following table reconciles profit attributable to owners of the Company under IFRS to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2008 Rp	2009 Rp
	(Rp in billions)
EBITDA	9,277.9	8,771.3
Adjustments:
Gain (loss) on foreign exchange—net	(885.7)	1,656.4
Interest income	460.1	139.0
Financing cost (including interest expense)	(1,858.3)	(1,873.0)
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)
Amortization of goodwill	—	—
Others—net	(25.6)	(116.9)
Income tax expense—net	(485.3)	(781.5)
Depreciation and amortization	(4,555.9)	(5,561.4)
Profit attributable to non controlling interest	(26.0)	(56.2)

Profit attributable to owners of the Company	2,037.8	1,690.8

(6)	EBITDA margin is computed by dividing EBITDA as defined in note (5) above by total operating revenues recorded under IFRS.
(7)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under IFRS.
(8)

We define total debt as total loans payable and bonds payable (current and non-current maturities), unamortized issuance cost (loans, bonds and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes) recorded under IFRS.

(9)	We define net debt as total debt less cash and cash equivalents recorded under IFRS.
(10)

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

(11)

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

(12)

We have defined EBITDA as earnings before financing cost (including interest expense), interest income, income tax expense (net), depreciation and amortization expense, amortization of goodwill, loss on foreign exchange (net), loss on change in fair value of derivatives (net), other non-operating expenses (net), and minority interest in net income of subsidiaries as reported in the consolidated financial statements included in this report prepared under Indonesian GAAP. EBITDA is not a standard measure under either Indonesian GAAP or U.S. GAAP. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Indonesian GAAP or U.S. GAAP or other companies’ definition of EBITDA. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. The definition of EBITDA under certain agreements related to our indebtedness may differ from the definition we use here. The following table reconciles our net income under Indonesian GAAP to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2005 Rp	2006 Rp	2007 Rp
	(Rp in billions, US$ in millions)
EBITDA	6,732.1	7,027.2	8,682.8
Adjustments:
Other income (expense):
Gain on sale of investment in associated company	14.6	—	—
Interest income	215.1	212.8	232.4
Gain on sale of other long-term investment	1.2	—	—
Gain (loss) on foreign exchange—net	(79.9)	304.4	(155.3)
Gain (loss) on change in fair value of derivatives—net	(44.2)	(438.8)	68.0
Amortization of goodwill	(226.4)	(226.5)	(226.5)
Financing cost	(1,264.8)	(1,248.9)	(1,428.6)
Others income (expense)—net	85.2	21.2	(80.0)
Equity in net income of associated companies	0.1	(0.2)	—
Minority interest in net income of subsidiaries	(31.4)	(36.5)	(28.1)
Income tax expense—net	(697.9)	(576.1)	(859.5)
Depreciation and amortization	(3,080.2)	(3,628.6)	(4,163.2)

Net income	1,623.5	1,410.0	2,042.0

(13)	EBITDA margin is computed by dividing EBITDA as defined in note (12) above by total operating revenues recorded under Indonesian GAAP.
(14)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under Indonesian GAAP.
(15)

We define total debt as total loans payable and bonds payable (current and non-current maturities), unamortized issuance cost (loans, bonds and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes) recorded under Indonesian GAAP.

(16)	We define net debt as total debt less cash and cash equivalents recorded under Indonesian GAAP.

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	Low	High
Period
2005	9,830	9,751	10,310	9,165
2006	9,020	9,141	9,395	8,775
2007	9,419	9,137	9,479	8,672
2008	10,950	9,761	12,400	9,051
2009	9,400	10,398	12,065	9,293
November	9,480	9,470	9,610	9,348
December	9,400	9,458	9,505	9,400
2010
January	9,365	9,275	9,408	9,130
February	9,335	9,348	9,413	9,280
March	9,115	9,174	9,313	9,070
April	9,012	9,027	9,075	9,001
May (through May 14, 2010)	9,094	9,111	9,293	9,017

Source: Bank Indonesia

(1)	The annual average exchange rates are calculated as averages of each monthly period-end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining its stability. Since 1970, Indonesia has implemented three exchange rate systems: (i) a fixed rate system between 1970 and 1978; (ii) a managed floating exchange rate system between 1978 and 1997; and (iii) a free-floating exchange rate system since August 14, 1997. Under the floating exchange rate system, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene, which resulted in a substantial decrease in the value of the Indonesian rupiah relative to the U.S. dollar. Under the current system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. The prevailing exchange rate was Rp10,950 = US$1.00 as of December 31, 2008 and Rp9,400 = US$1.00 as of December 31, 2009 respectively. On May 14, 2010, the exchange rate was Rp9,094 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

Domestic, regional or global economic changes may adversely affect our business

The economic crisis which affected Southeast Asia, including Indonesia, from mid-1997 was characterized in Indonesia by, among other things, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political events. These conditions had a material adverse effect on Indonesian businesses, including a material adverse effect on the quality and growth of our subscriber base and service offerings, which depend on the health of the overall Indonesian economy. In addition, the economic crisis resulted in the failure of many Indonesian companies to meet their debt obligations. Many Indonesian companies have not fully recovered from the economic crisis, and many such companies are still in the process of restructuring their debt obligations or are engaged in disputes arising from defaults under their debt obligations. More recently, the global financial crisis which was triggered in part by the subprime mortgage crisis in the United States, caused failures of large U.S. financial institutions and rapidly evolved into a global credit crisis. U.S. bank failures were followed by failures in a number of European banks and declines in various stock indexes, as well as large reductions in the market value of equities and commodities worldwide, including in Indonesia. The world economic downturn has adversely affected the economic performance of Indonesia, resulting in declining economic growth, slowing household consumption and weakening investment due to loss of external demand and increased uncertainty in the world economy. These conditions have had a negative impact on Indonesian businesses and consumers, which may result in reduced demand for telecommunication services.

Volatility in oil prices and potential food shortages may also cause an economic slowdown in many countries, including Indonesia. An economic downturn in Indonesia could also lead to additional defaults by Indonesian borrowers and could have a material adverse effect on our business, financial condition and results of operations and prospects. The Government continues to have a large fiscal deficit and a high level of sovereign debt. Its foreign currency reserves are modest and the banking sector is weak and suffers from relatively high levels of non-performing loans. The current high inflation rate in Indonesia may also result in less disposable income available to consumers to spend or cause consumer purchasing power to decrease, which may reduce consumer demand for telecommunication services, including our services.

A loss of investor confidence in the financial systems of emerging and other markets, or other factors, including the deterioration of the global economic situation, may cause increased volatility in the Indonesian financial markets and a slowdown in economic growth or negative economic growth in Indonesia. Any such increased volatility or slowdown or negative growth could have a material adverse effect on our business, financial condition and results of operations and prospects.

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

Since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former President Wahid, former President Megawati, and current President Yudhoyono, as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, the bailout of PT Bank Century in 2008, decentralization and provincial autonomy and the American-led military campaigns in Afghanistan and Iraq.

In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations occurred in January 2003, when the Government again tried to increase fuel prices, as well as electricity rates and telephone charges. In both instances, the Government was forced to drop or substantially reduce the proposed increases. In March 2005, the Government implemented an approximately 29.0% increase in fuel prices. In October 2005, the Government terminated fuel subsidies on premium and regular gasoline and decreased fuel subsidies on diesel, which resulted in increases in fuel prices. In response, several non-violent mass protests were organized in opposition to the increases in domestic fuel prices, and political tensions have resulted from the Government’s decision. In May 2008, the Government further decreased fuel subsidies to the public, which led to public demonstrations. Although these demonstrations were generally peaceful, some turned violent. We cannot assure you that this situation will not lead to further political and social instability.

Regional political instability and clashes between religious and ethnic groups remain problematic. Separatist movements and clashes between religious and ethnic groups have resulted in social and civil unrest in parts of Indonesia. In the provinces of Aceh and Papua (formerly Irian Jaya), there have been clashes between supporters of those separatist movements and the Indonesian military, although there has been little conflict in Aceh since a memorandum of understanding was signed in August 2005. In April 2006, hundreds of people were involved in a violent protest directed at Freeport’s gold mining operations in the province of Papua. In recent years, political instability in Maluku and Poso, a district in the province of Central Sulawesi, has intensified and clashes between religious groups in these regions have resulted in thousands of casualties and displaced persons in Central Kalimantan and Central Sulawesi over the past several years. In recent years, the Government has made limited progress in negotiations with these troubled regions, except in the Province of Aceh where peaceful local elections were recently held which resulted in former separatists winning the election and becoming the governors of the Province.

In 2004, Indonesians directly elected the President, Vice-President and representatives in the Indonesian parliament for the first time through proportional voting with an open list of candidates. At the lower governmental level, Indonesians have started directly electing their respective heads of local governments. In 2009, another set of elections were held in Indonesia to elect the President, Vice-President and representatives in the Parliament. Increased political activity can be expected in Indonesia. Although the 2004 and 2009 elections were conducted peacefully, political campaigns in Indonesia may bring a degree of political and social uncertainty to Indonesia.

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

Indonesia is located in an earthquake zone and is subject to significant geological risks which could lead to social unrest and economic loss

Many parts of Indonesia are vulnerable to natural disasters such as earthquakes, tsunamis, floods, volcanic eruptions as well as droughts, power outages or other events beyond our control. In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including a tsunami in Pangandaran in West Java in 2006, an earthquake in Jogyakarta in Central Java in 2006, a hot mud eruption and subsequent flooding in East Java in 2006 and separate earthquakes in Papua, West Java, Sulawesi and Sumatra in

2009. Indonesia also experienced significant flooding in Jakarta in February 2007 and in Solo in Central Java in January 2008. In January 2009, torrential rain caused a dam to burst outside Jakarta, flooding homes in a densely populated neighborhood, resulting in the death of approximately 100 people. The flood submerged hundreds of homes and resulted in a number of people being reported missing.

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

Terrorist activities in Indonesia could destabilize the country, thereby adversely affecting our business, financial condition, results of operations and prospects

Several bombing incidents have taken place in Indonesia, most significantly in October 2002 in Bali, a region of Indonesia previously considered safe from the unrest affecting other parts of the country. Other bombing incidents, although on a lesser scale, have also been committed in Indonesia on a number of occasions over the past few years, including at shopping centers and places of worship. In April 2003, a bomb exploded outside the main United Nations building in Jakarta and in front of the domestic terminal at Soekarno Hatta International Airport. In August 2003, a bomb exploded at the JW Marriott Hotel in Jakarta, and in September 2004, a bomb exploded in front of the Australian embassy in Jakarta. In May 2005, bomb blasts in Central Sulawesi killed at least 21 people and injured at least 60 people. In October 2005, bomb blasts in Bali killed at least 23 people and injured at least 101 others. Indonesian, Australian and U.S. government officials have indicated that these bombings may be linked to an international terrorist organization. Demonstrations have taken place in Indonesia in response to plans for and subsequent to U.S., British and Australian military action in Iraq. In January 2007, sectarian terrorists conducted bombings in Poso. In July 2009, bomb blasts in the JW Marriott and Ritz Carlton hotels in Jakarta killed six people and injured at least 50 people. Further terrorist acts may occur in the future and may be directed at foreigners in Indonesia. Violent acts arising from, and leading to, instability and unrest could destabilize Indonesia and the Government and have had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of Severe Acute Respiratory Syndrome (“SARS”), avian influenza, Influenza A (H1N1) virus or other epidemics

In 2003, certain countries in Asia including, Indonesia, the China, Vietnam, Thailand and Cambodia, experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted the economic activities in, and the demand for goods plummeted in, the affected regions.

During the last three years, large parts of Asia experienced unprecedented outbreaks of avian influenza. As of June 2, 2009, the World Health Organization (“WHO”) had confirmed a total of 262 fatalities in a total number of 433 cases reported to the WHO, which only reports laboratory confirmed cases of avian influenza. Of these, the Indonesian Ministry of Health reported to the WHO 115 fatalities in a total number of 141 cases of avian influenza in Indonesia. In addition, the WHO announced in June 2006 that human-to-human transmission of avian influenza had been confirmed in Sumatra, Indonesia. According to the United Nations Food and Agricultural Organization, avian influenza virus is entrenched in 31 of Indonesia’s 33 provinces and efforts to contain avian influenza are failing in Indonesia, increasing the possibility that the virus may mutate into a deadlier form. No fully effective avian influenza vaccines have been developed and an effective vaccine may not be discovered in time to protect against a potential avian influenza pandemic.

In April 2009, there was an outbreak of the Influenza A (H1N1) virus, which originated in Mexico but has since spread globally, including confirmed reports in Hong Kong, Indonesia, Japan, Malaysia, Singapore and elsewhere in Asia. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained.

An outbreak of SARS, avian influenza, Influenza A (H1N1) virus or a similar epidemic, or the measures taken by the governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations.

Labor activism and unrest may adversely affect our business

The liberalization of regulations permitting the formation of labor unions, combined with weak economic conditions, has resulted, and will likely continue to result, in labor unrest and activism in Indonesia. In 2000, the Government issued a labor regulation allowing employees to form unions without employer intervention. In March 2003, the Government enacted a manpower law, Law No. 13/2003 (the “Labor Law”), which, among other things, increased the amount of required severance, service and compensation payments to terminated employees, and required employers with 50 or more employees to establish bipartite forums with the participation of employers and employees. To negotiate a collective labor agreement with such a company, a labor union’s membership must consist of more than 50.0% of the company’s employees. In response to a challenge to its validity, the Indonesian Constitutional Court declared the Labor Law to be mostly valid, except for certain provisions. The Government proposed to amend the Labor Law in a manner which, in the view of labor activists, would result in reduced pension benefits, the increased use of outsourced employees and prohibitions on unions to conduct strikes. The proposal has been suspended and the new Government regulation addressing lay-offs of workers has not yet become effective. Labor unrest and activism could disrupt our operations and could adversely affect the financial condition of Indonesian companies in general and the value of the Indonesian rupiah relative to other currencies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998, it may experience volatility again in the future. During the period between January 1, 2008 through December 31, 2009, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp9,293 per U.S. dollar. As a result, we recorded a loss on foreign exchange-net of Rp885.7 billion in 2008 and a gain of Rp1,656.4 billion in 2009. We cannot assure you that further depreciation of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur. To the extent the Indonesian rupiah depreciates further from the exchange rates at December 31, 2009, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Indonesian rupiah terms. Such depreciation of the Indonesia rupiah would result in additional losses on foreign exchange translation and significantly impact our other income and net income.

In addition, while the Indonesian rupiah has generally been freely convertible and transferable (except that Indonesian banks may not transfer Indonesian rupiah to persons outside of Indonesia who lack a bona fide trade or investment purpose), from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian rupiah or by using its foreign currency reserves to purchase Indonesian rupiah. We cannot assure you that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the value of the Indonesian rupiah, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining usage of our subscribers, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s, Standard & Poor’s, and Fitch, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of the date of this annual report, Indonesia’s sovereign foreign currency long-term debt is rated “Ba2 stable” by Moody’s, “BB positive” by Standard & Poor’s and “BB+ stable” by Fitch. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

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

We are subject to corporate disclosure and reporting requirements that differ from those in other countries

As we are a public company listed in the Indonesia Stock Exchange and New York Stock Exchange, we are subject to corporate governance and reporting requirements in Indonesia and the United States that differ, in significant respects, from those applicable to companies in certain other countries. The amount of information made publicly available by issuers in Indonesia may be less than that made publicly available by comparable companies in certain more developed countries, and certain statistical and financial information of a type typically published by companies in certain more developed countries may not be available. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, or enforce judgments, on us within the United States, or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to foreign capital invested companies, and all of our significant assets are located in Indonesia. In addition, several of our Commissioners and substantially all of our Directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments, on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in U.S. courts.

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

Risks Relating to Our Business

We operate in a legal and regulatory environment that is undergoing significant reforms. These reforms may result in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants and changes to the competitive structure of the telecommunications industry. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the reform of the Indonesian telecommunications sector continues, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services.

For example, since January 2007, the Government, through the Ministry of Communication and Information Technology (“MCIT”), has been responsible for setting tariffs for interconnection services. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—We depend on interconnection agreements relating to the use of our competitors’ cellular and fixed-line telephone networks.” The MCIT sets interconnection tariffs for dominant service providers on a “cost” basis, based on RIOs submitted by the dominant service providers, which include us. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the MCIT regarding their tariffs and may implement such tariffs for its customers without MCIT approval. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers. In addition, the tariffs in our RIOs have been decreasing in the past few years, and we expect this downward trend to continue. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic.

More recently, on January 25, 2010, the MCIT passed a new regulation pursuant to which an existing telecommunications network operator that already has an allocated frequency and access code for the provision of a certain network is exempted from following the selection process when seeking to obtain a new network license with another access code. This is expected to allow certain telecommunications network operators to expand their businesses more easily.

In the future, the Government may announce or implement other regulatory changes, such as changes in interconnection or tariff policies, which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2008 and 2009, our actual consolidated capital expenditures totaled Rp12,285.2 billion and Rp11,567.4 billion (US$1,230.6 million), respectively. During 2010, we intend to allocate US$550 million to US$700 million for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2010 for capital expenditure commitments in prior periods, is expected to result in approximately US$1,000 to US$1,200 million total actual capital expenditures for 2010. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on interconnection agreements relating to the use of our competitors’ cellular and fixed-line telephone networks

We are dependent on interconnection agreements relating to the use of our competitors’ cellular and fixed-line telephone networks and associated infrastructure for the successful operation of our business. If any disputes involving such interconnection arrangements arise, whether due to a failure by a counterparty to perform its contractual obligations or for any other reason, the delivery of one or more of our services may be delayed, interrupted or stopped, the quality of our services may be lowered, our subscriber churn rates may increase or our interconnection rates may increase. Any disputes involving our current interconnection agreements, as well as our failure to enter into or renew interconnection agreements, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become subject to limitations on foreign ownership in the telecommunication services business

Presidential Regulation No. 77 of 2007, as amended by Presidential Regulation No. 111 of 2007 (the “Presidential Regulation”), sets out the industries and business fields in which foreign investment is prohibited, restricted or subject to the fulfillment of certain conditions as stipulated by the applicable Governmental authorities (the “Negative List”). The telecommunication industry is one of the industries set out in the Negative List, and foreign investment in the Indonesian telecommunication industry is accordingly subject to applicable restrictions and conditions. The Negative List is implemented by the Capital Investment Coordinating Board (“BKPM”). Restrictions applicable to the telecommunication industry are dependent upon the type of telecommunication business undertaken. Different limitation thresholds are applicable depending upon whether the business pertains to telecommunication networks or services. The limitation on foreign holdings in companies engaging in the telecommunication network business ranges from 49.0%—65.0%, and the limitation on foreign shareholdings in Indonesian companies engaged in the provision of multimedia services (including data communication such as broadband wireless services), from 49.0%—95.0%. Pursuant to Article 5 of the Presidential Regulation, the restrictions set forth therein shall not apply to investments that have been approved prior to the effectiveness of the Presidential Regulation, provided such investments are substantiated by a letter of investment approval issued by BKPM. Hence, the restrictions set forth in the Presidential Regulation should not be applicable to those investment approvals obtained by us prior to the effectiveness of the Presidential Regulation.

On June 22, 2008, Qatar Telecom (Qtel) Q.S.C. (“Qtel”), through its subsidiary, Qatar South East Asia Holding S.P.C. purchased all of the issued and outstanding shares of capital stock of each of Indonesia Communications Limited (“ICLM”), and Indonesia Communications Ptd. Ltd. (“ICLS”) from Asia Mobile Holdings Pte. Ltd. (“AMH”), a company incorporated in Singapore. Following this acquisition, a change of control occurred in the Company, requiring Qtel to conduct a mandatory tender offer. In connection with the tender offer, on December 23, 2008, the Capital Market and Financial Institution Supervisory Agency of the Ministry of Finance of the Republic of Indonesia (“Bapepam-LK”) issued a letter (i) noting that it had received a letter from BKPM dated December 19, 2008, pursuant to which BKPM confirmed that the maximum amount of foreign capital ownership in the Company shall be 65.0%, and that the Company may still conduct its cellular network operation and local fixed network business and (ii) permitting Qtel to conduct the tender offer. Following the issuance of such letter, Qtel conducted a mandatory tender offer to acquire up to 1,314,466,775 Series B Shares, representing approximately 24.19% of our total issued and outstanding Series B Shares (including Series B Shares represented by ADSs).

As we are a publicly listed company, we believe that the Negative List restrictions do not apply to us. In addition, we believe that the BKPM is currently contemplating the amendment of the Presidential Regulation some time in 2010. There is a consensus among government officials that any amendment could restrict the ability of foreign investors to hold a majority stake in publicly-listed companies that undertake restricted businesses. If the relevant regulatory authorities were to apply the Negative List to us, notwithstanding our status as a publicly listed company, our controlling and/or other foreign shareholders may be required to reduce their shareholding in us, which could create downward pressure on the trading price for our shares. This could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also be required to separate our business entity into two sectors, mobile or cellular network and fixed network, in order to comply with the relevant regulation. Separating our business into two sectors may involve divesting either our fixed network or mobile or cellular network operation businesses to a subsidiary or a third party, which could materially alter our operations and result in a reduction of our total operating revenue. In addition, if the relevant regulatory authorities determine that our foreign ownership still exceeds the Negative List restriction, the regulatory authorities may prohibit us from participating in bidding for or obtaining further licenses or additional spectrum. If this occurs, our business, prospects, financial condition and results of operations would be adversely affected.

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

Because of interconnection capacity constraints, our cellular subscribers have at times experienced blocked calls. We cannot assure you that these interconnection facilities can be increased or maintained at current levels.

We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. In addition, we rely to a certain extent on interconnection to the networks of other telecommunications operators to carry calls from our subscribers to the subscribers of fixed-line operators and other cellular operators, both within Indonesia and overseas. Our network, including our information systems, information technology and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, our telecommunications control and information technology back-up facilities are highly concentrated within our headquarters and our principal operating and tape back-up storage facilities are located at two sites in Jakarta. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could damage our ability to attract and retain subscribers, cause significant subscriber dissatisfaction and adversely affect our business, financial condition, results of operations and prospects.

Our failure to react to rapid technological changes could adversely affect our business

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. For example, the development of fixed-mobile convergence technology, which allows a call that originates on a cellular handset to bypass a cellular network and instead be carried over a fixed-line telephone network, could adversely affect our business. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. We cannot assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms. Our failure to react to rapid technological changes could adversely affect our business, financial condition, results of operations and prospects.

The Government is the majority shareholder of our major competitors, Telkom and Telkomsel. The Government may give priority to Telkom’s or Telkomsel’s businesses over ours

As of December 31, 2009, the Government had a 14.29% equity stake in us, including the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to our Board of Directors and one Commissioner to our Board of Commissioners.

As of December 31, 2009, the Government also had a 52.47% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat us equally with Telkom and Telkomsel when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Telkom’s or Telkomsel’s business over ours, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Our controlling shareholders’ interests may differ from those of our other shareholders

As of December 31, 2009, Qatar Telecom (Qtel Asia) Pte. Ltd. (“Qtel Asia”), owned approximately 65.0% of our issued and outstanding share capital. Qtel Asia is currently wholly owned and controlled by Qtel, which is majority-owned by the State of Qatar and its affiliated entities. Qtel Asia and its controlling shareholder have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our other shareholders’ best interests, including matters relating to our management and policies. Although nominees of Qtel Asia hold positions on our Board of Commissioners and Board of Directors, we cannot assure you that our controlling shareholder will elect directors and commissioners or be able to influence our business in a way that benefits our other shareholders.

We rely on key management personnel, and our business may be adversely affected by any inability to recruit, train, retain and motivate our key employees

We believe that our current management team contributes significant experience and expertise to the management of our business. The continued success of our business and our ability to execute our business strategies in the future will depend in large part on the efforts of our key personnel. There is a shortage of skilled personnel in the telecommunications industry in Indonesia and this shortage is likely to continue. As a result, competition for certain specialist personnel is intense. In addition, as new market entrants begin or expand operations in Indonesia, certain of our key employees may leave their current positions. Our inability to recruit, train, retain and motivate key employees could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law (“Law No. 5 / 1999”). On June 18, 2008, the KPPU determined that Telkom, Telkomsel, XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk (“Mobile-8”) and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of Law No. 5 / 1999. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, PT Hutchison CP Telecommunication (“Hutchison”), Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Selular (“Natrindo”) were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU. If the District Court issues a verdict against us, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

In addition, a series of class action lawsuits were filed against us and Telkomsel during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court, relating to Temasek Holding’s prior cross ownership of shares in us and Telkomsel, which is alleged to have caused price fixing of telecommunications services that harmed the public. The plaintiffs have since revoked the lawsuit filed with the District Court of Bekasi. On January 27, 2010, the judges ruled that the class action filed with the Central Jakarta District Court was unacceptable because the plaintiffs refused to prove their legal standing and two members of the plaintiff class did not qualify to stand as class representatives. Since the time limit to file an appeal lapse on March 18, 2010, the decision of the Central Jakarta District Court dated January 27, 2010 is final and binding. The Tangerang class action continued on May 3, 2010, whereby the defendants submitted a demurrer, and on May 24, 2010, the judges ruled that the class action filed with the Tangerang District Court was unacceptable because the plaintiffs were not serious in filing the lawsuit and the plaintiffs failed to prove legal standing as class representatives. See “Item 8: Financial Information—Legal Proceedings” Although the class action allegation was not accepted by neither the Central Jakarta District Court nor the Tangerang District Court and the lawsuit filed with the District Court of Bekasi was revoked, we cannot assure you that other subscribers will not file similar cases in the future. If any new class action suit or the District Court issues a verdict in favor of such plaintiffs, it could have an adverse effect on our business, reputation and profitability.

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain of our borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

We are exposed to counter-party risk

We may enter into various transactions from time to time which will expose us to the credit of our counter-parties and their ability to satisfy the terms of contracts with us. For example, we may enter into swap arrangements, which expose us to the risk that counter-parties may default on their obligations to perform under the relevant contract. In the event a counter-party, including a financial institution, is declared bankrupt or becomes insolvent, this may result in delays in obtaining funds or us having to liquidate our position, potentially leading to losses.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Indonesian rupiah and a majority of our capital expenditures are denominated in U.S. dollars. A substantial portion of our revenues are denominated in Indonesian rupiah, but a portion of our operating revenues are U.S. dollar-denominated or U.S. dollar-linked. We may also incur additional long-term indebtedness in currencies other than the Indonesian rupiah, including the U.S. dollar, to finance further capital expenditures.

We currently hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating obligations, such as our U.S. dollar-denominated expenses and our U.S. dollar-denominated principal and interest payments. In 2005, in an effort to manage our foreign currency exposure and lower our overall funding costs, we entered into several foreign currency swap contracts with three separate international financial institutions. From 2006 to 2009, we also entered into several foreign currency swap contracts with seven international financial institutions in an effort to reduce our foreign currency risk exposure. For these contracts, we pay either an upfront or fixed rate premium. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk. See “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

Risks Relating to our Cellular Services Business

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business competes primarily against Telkomsel and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, Natrindo and Smart Telecom. In addition to current cellular service providers, the MCIT may license additional cellular service providers in the future, and such new entrants may compete with us.

We expect competition in the cellular services business to further intensify. New and existing cellular service providers may offer more attractive product and service packages or new technologies or the convergence of various telecommunication services, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base. In 2009, the continuing competition from industry incumbents and new market entrants in the cellular services market led to aggressive pricing campaigns by cellular service providers. The decrease in prices for cellular usage also led to an increase in the number of subscribers and in network traffic, resulting in increased network congestion among operators, which has required us to incur additional capital expenditures to continue to expand our network. In addition, the technology employed by CDMA and fixed wireless access operators are less capital-intensive, allowing them to offer more competitive prices than GSM operators.

The competitive landscape in the cellular services business may also be affected by industry consolidation. In March 2010, Smart Telecom and Mobile-8 announced that they entered into a cooperation agreement to use the same logo and brand under the name “smartfren.” Other cellular service providers may similarly consolidate in the future.

Competition from providers of new technology, together with new entrants, incumbents, and consolidated providers could adversely affect our competitive position, cellular services business, financial condition, results of operations and prospects.

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

We expect to continue to offer promotional plans to attract subscribers and increase usage of our network by our cellular subscribers. We also expect to continue to promote our data services, including our BlackBerry™ and wireless broadband services. As a result, we may experience increased network congestion, which may affect our network performance and damage our reputation with our subscribers. In addition, higher cellular usage in dense urban areas may require us to use radio frequency engineering techniques, including a combination of macro, micro and indoor cellular designs, to maintain cellular network quality despite radio frequency interference and tighter radio frequency re-use patterns. However, if our cellular subscriber base or usage of our voice and data services should grow significantly in high-density areas, we cannot assure you that these efforts will be sufficient to maintain and improve service quality. To support such additional demands on our network, we may be required to make significant capital expenditures to improve our network coverage. Such additional capital expenditures, together with the possible degradation of our cellular services, could adversely affect our competitive position, business, financial condition, results of operations and prospects.

Despite expending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

We have expended significant financial resources to develop and expand our cellular network and add to our cellular subscriber base. However, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. Moreover, a continued decline in effective tariffs for voice usage resulting from “free-talk” campaigns and recent tariff discount promotions, increasing SMS usage, our recent efforts to clean-up our subscriber base and greater cellular penetration in the lower-income segment of the market has led to a decrease in ARPU and a decrease of our total number of cellular subscribers in 2009. Our number of cellular subscribers (including wireless broadband subscribers) increased from approximately 24.5 million as of December 31, 2007, to approximately 36.5 million as of December 31, 2008 and approximately 33.1 million as of December 31, 2009. For the years ended December 31, 2008 and 2009, our ARPU was Rp38,639 and Rp37,330, respectively. While we intend to continue to expend significant financial resources to expand our cellular subscriber base and expand our cellular network to support the requirements of such an expanded cellular subscriber base, we cannot assure you that such expenditures will be accompanied by a corresponding increase in our ARPU or operating revenues. Accordingly, our subscriber acquisition costs and the capital expenditures required to expand our network capacity could increase without a corresponding increase in our revenue or profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

We experience a high churn rate

We experience a high churn rate, as is common for Indonesian telecommunication operators providing prepaid cellular services. We believe that our high churn rate is due to the fact that many of our prepaid subscribers own multiple SIM cards from various cellular providers, allowing them to choose the cheapest package available. We believe that our high churn rate was exacerbated by our efforts, during the first nine months of 2009, to clean up our subscriber base by discouraging “calling card” behavior and focusing instead on subscriber loyalty. We believe that such subscribers were short-term subscribers and were not likely to recharge their SIM cards. Our high churn rates may result in loss of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on the availability of telecommunications towers

We are highly dependent on our and others’ telecommunications tower infrastructure to provide GSM, FWA and 3G network and mobile cellular telecommunications services, as we typically install transmitter and transceiver antennas and other BTS supporting facilities on such towers. The availability and installation of such telecommunication towers require licenses from the relevant central and regional authorities. Recently, a number of regional authorities have implemented regulations which limit the number and location of telecommunication towers and established requirements for operators to share in the utilization of telecommunications towers. In addition, on March 17, 2008, the MCIT issued a regulation on the sharing of telecommunications towers. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry—Tower Sharing Obligation.” Under the regulation, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and location at which telecommunications towers can be constructed. Moreover, a joint regulation promulgated on March 30, 2009 by the Minister of Home Affairs, the Minister of Public Works, the MCIT and the Head of the Indonesia Investment Coordinating Board requires a tower construction permit for every tower built and used for telecommunications services, which would demonstrate compliance with certain technical specifications. If a tower owner fails to obtain such a permit, the appropriate regional authorities will be entitled to impose penalties on the tower owner. Moreover, a telecommunications provider which owns telecommunication towers or tower owner is obligated to allow other telecommunication operators to utilize its telecommunication towers (other than the towers used for its main network), without any discrimination.

Such regulatory requirements may require us to adjust our telecommunications tower construction and leasing plans, relocate our existing telecommunications towers, allow other operators access to our telecommunications towers and perform other measures which may result in the increase of telecommunications tower construction costs, delays in the construction process and potential service disruption for our subscribers. If we cannot fulfill the regulatory requirements for telecommunications towers or meet our own network capacity needs for telecommunications towers, we may face difficulties in developing and providing cellular GSM, FWA and 3G telecommunications services. Our dependency on our own or others’ telecommunications tower infrastructure, combined with the burden of sharing our telecommunications towers in certain instances, may also adversely affect our competitive advantage relative to other operators. Any of these events could result in a material adverse effect on our network capacity, the performance and quality of our networks and services, our reputation, business, results of operations and prospects.

Our ability to maintain and expand our cellular network or conduct our business may be affected by disruptions of supplies and services from our principal suppliers

We rely upon a few principal vendors to supply a substantial portion of the equipment we require to maintain and expand our cellular network, including our microwave backbone, and upon other vendors in relation to other supplies necessary to conduct our business. We depend on equipment and other supplies and services from such vendors to maintain and replace key components of our cellular network and to operate our business. If we are unable to obtain adequate supplies or services in a timely manner or on commercially acceptable terms, or if there are significant increases in the cost of such supplies or services, our ability to maintain and to expand our cellular network and our business, financial condition, results of operations and prospects may be adversely affected.

We depend on our licenses to provide cellular services, and our licenses could be cancelled if we fail to comply with their terms and conditions

We rely on licenses issued by the MCIT for the provision of our cellular services as well as for the utilization of our allocated spectrum frequencies. The MCIT, with due regard to prevailing laws and regulations, may amend the terms of our licenses at its discretion. Any breach of the terms and conditions of our licenses or failure to comply with applicable regulations could result in our licenses being cancelled. Any revocation or unfavorable amendment of the terms of our licenses, or any failure to renew them on comparable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our subscriber-related operating data may not be comparable between periods

We define an “active cellular subscriber” as a cellular subscriber who, in the case of a prepaid cellular subscriber, recharges their SIM card within a 33-day “grace period” immediately following the SIM card’s expiry date by adding a minimum amount to the SIM card.

We have from time to time decreased the grace period applicable to our calculation of prepaid cellular subscribers in order to more accurately reflect those subscribers whom were most likely to recharge their SIM cards. Increasing or decreasing the grace period affects the calculation of our number of subscribers, Minutes of Usage per subscriber and ARPU.

As a result of the foregoing, our number of subscribers, Minutes of Usage per subscriber and ARPU may not reflect the actual number of subscribers and are not comparable between periods. Accordingly, you should not place undue reliance on the accuracy of this data or comparison of this data from period to period.

A significant increase in frequency fees could adversely affect our business, financial condition and results of operations

We are currently required to pay frequency fees based on the number of transmitter and receiver units (or transceivers) in a BTS in our GSM telecommunication network. Frequency fees for our GSM telecommunication network are payable periodically in advance based on invoices received from the Government. Frequency fees for our 3G telecommunication network are payable annually in advance in a lump sum amount based on a formula prescribed by the Government. As we increase the number of our BTSs in order to accommodate increases in our number of subscribers, the frequency fees for our GSM telecommunication network will also increase, thereby increasing our operating costs. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

Allegations of health risks from the electromagnetic fields generated by BTSs and cellular handsets, and the lawsuits and publicity relating to them, regardless of merit, could adversely affect our operations

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from BTSs and from the use of cellular handsets. We cannot assure you that future studies of these health risks will not suggest a link between electromagnetic fields and adverse health effects which may subject us to legal action from individuals alleging personal injuries or otherwise adversely affect our business.

Risks Relating to Our Fixed Data (“MIDI”) Services Business

Our MIDI services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our MIDI services are facing increased competition from new and established operators, which may have wider customer bases and greater financial resources than us, such as Telkom, with its broad international reach and developed domestic infrastructure. In addition, operators such as XL, First Media and Icon+, some of which have alliances with foreign telecommunications operators, compete with us in this business segment. In 2009, our World Link leased line services faced increased competition following the launch of an international “Matrix” cable operated by PT NAP Info Lintas Nusa in August 2008.

Our satellite business also faces increasing competition as new and more powerful satellites are launched by our competitors and as companies acquire exclusive licenses to provide broadcast services in Indonesia. Our Palapa-C2 and Palapa-D satellite transponder capacity agreements generally involve terms of between two to five years, and we estimate the remaining useful life of such satellites to be approximately four and 10.7 years, respectively. As additional satellites become operational and our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

Our satellites have limited operational life and may be damaged or destroyed during in-orbit operation. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Palapa-C2 and Palapa-D satellites have a limited operational life, currently estimated to end in 2014 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services. We note, that based on the factors identified above, our Palapa-C2 satellite could fail prior to 2014 and our Palapa-D satellite could fail prior to 2020, and in-orbit repairs would not be feasible with the exception of repairs that may be addressed through ground-based software or operational fixes. Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Palapa-D satellite experiences technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license and granting it to one of our competitors. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

We maintain in-orbit insurance on our Palapa-C2 and Palapa-D satellites on terms and conditions consistent with industry practice. As of December 31, 2009, we had an insurance policy with a total coverage limit of US$216.3 million for total and partial loss of our Palapa-C2 and Palapa D satellites. If damage or failure renders our satellites unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could increase operating expenses associated with our provision of other telecommunications services and could adversely affect our business, financial condition and results of operations.

Risks Relating to Our Fixed Telecommunications Services Business

The entry of additional Indonesian telecommunications operators as providers of international long-distance services could adversely affect our fixed telecommunications services operating margins, market share and results of operations

Telkom, a well-established Indonesian telecommunications incumbent with significant political and financial resources, obtained a license to provide international long-distance services and launched its commercial service in 2004. As a result of Telkom’s entry into the international long-distance market, we lost market share and experienced other adverse effects relating to our fixed telecommunications services business.

By the end of 2006, Telkom had acquired significant market share for IDD services. In addition, in 2009, the Government issued Bakrie Telecom an international long-distance license in an effort to encourage greater competition in the international long-distance services market. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations.

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. In 2005, the MCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. In December 2007, the Government issued new regulations opening DLD access codes in the first city in Balikpapan in April 2008. Following the implementation, Balikpapan residents will be able to choose from options “0”, “011” or “017” in connecting their long distance calls.

In April 2008, we and Telkom agreed to open DLD access from our respective subscribers in Balikpapan. Whether the opening of the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board. The implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and operating revenue, among other things, all of which may have a material adverse effect on us. We cannot assure you that our access codes will remain intact or be successful in increasing our revenues from DLD services.

Item 4: INFORMATION ON THE COMPANY

History and Development of the Company

PT Indosat Tbk was established by the Government on November 10, 1967 as a foreign investment company to provide international telecommunications services in Indonesia and began commercial operations in September 1969 to build, transfer and operate an International Telecommunications Satellite Organization (“Intelsat”) earth station in Indonesia to access Intelsat’s Indian Ocean Region satellites for a period of 20 years. In 2001, as part of the Government’s initiative to restructure the telecommunications industry, we entered into an agreement with Telkom to eliminate our respective cross-shareholdings in several operating subsidiaries, including:

•	our acquisition of Telkom’s 22.5% ownership interest in Satelindo (at the time the second largest cellular operator in Indonesia);

•	Telkom’s acquisition of our 35.0% ownership interest in Telkomsel; and

•	our acquisition of Telkom’s 37.2% ownership interest in Lintasarta and the purchase of Lintasarta’s convertible bonds held by Telkom.

Subsequent to the agreement with Telkom, we completed the acquisition of the remaining minority interests in Satelindo in June 2002. Since entering the Indonesian cellular market through our acquisition of Satelindo and establishment of IM3 and the subsequent integration of such companies in 2003, cellular services have become the largest contributor to our operating revenues.

In August 2002, we entered the domestic fixed line telecommunications sector by obtaining a license to provide local fixed network services in the Jakarta and Surabaya areas.

In 2002, the Government divested 517.5 million shares, representing approximately 50.0% of our outstanding Series B shares at the time, in two stages. In May 2002, the Government sold 8.1% of our outstanding shares through an accelerated global tender. In December 2002, the Government divested 41.9% of our outstanding Series B shares to a former subsidiary of STT Communications Ltd. (“STT”).

In June 2008, Qtel acquired STT’s interest in us, triggering a mandatory tender offer by Qtel to acquire up to 1,314,466,775 Series B Shares, representing approximately 24.19% of our total issued and outstanding Series B Shares, at a purchase price of the U.S. Dollar equivalent of Rp369,400 per ADS and Rp7,388 per Series B Share. Qtel is a publicly held corporation which is majority-owned by the State of Qatar and its affiliated entities. Qtel is organized under the laws of the State of Qatar with shares listed on the Doha Securities Market, as well as the Abu Dhabi Securities Market, and Global Depository Receipts traded on the London Stock Exchange. Qtel is Qatar’s exclusive telecommunications provider and one of the largest public companies in that country and provides a wide range of telecommunications products, including, among others, national and international GSM mobile services, Internet and cable television services.

As of December 31, 2009, the Government owned 14.29% of our outstanding shares, including 1 Series A share, and Qtel Asia owned approximately 65.0% of our outstanding Series B shares. Qtel Asia is owned by Qtel. The remaining 20.71% of our outstanding Series B shares is owned by public shareholders as of December 31, 2009. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

For a description of our principal capital expenditures since January 1, 2007 and principal capital expenditures currently in progress, including the amount invested and method of financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Our registered office is located at Indosat Building, Jalan Medan Merdeka Barat, No. 21, Jakarta 10110, Republic of Indonesia, and our telephone number is +62-21-3869615. Our corporate website may be accessed through the URL http://www.indosat.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our ADSs is Bank of New York Mellon, Depository Receipt Division, 101 Barclay Street, New York, New York 10286, U.S.A.

Business Overview

We are a fully integrated Indonesian telecommunications network and service provider and we offer a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and a leading provider of international long-distance services in Indonesia. We also provide MIDI services to Indonesian and regional corporate and retail customers. We also provide MIDI services to Indonesian and regional corporate and retail customers. For the years ended December 31, 2008 and 2009, our operating revenues totaled Rp18,948.4 billion and Rp18,629.5 billion (US$1,981.9 million), respectively.

Our principal products and services include:

•

Cellular services. We provide GSM 900 and 1800 and 3G cellular services to approximately 33.1 million cellular subscribers (including wireless broadband subscribers) throughout Indonesia, as of December 31, 2009. We also commenced providing wireless broadband services using our 3G platform in 2006 and, as of December 31, 2009, had approximately 721,127 subscribers.

•

MIDI services. We provide broadband and narrowband MIDI services, including VSAT services, leased circuits, frame relay services, and Internet services directly and through our subsidiaries, Lintasarta and IM2. We offer this suite of products and services primarily to our valued corporate and retail customers and wholesalers in an attempt to be their comprehensive telecommunications service provider.

•

Fixed telecommunications (voice) services. We are one of the leading providers of international long-distance services in Indonesia, as measured by aggregate incoming and outgoing call minutes for 2009. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we also provide fixed wireless access services using CDMA 2000 1x technology. We have also provided DLD services since 2003 and local fixed telephony services since 2002.

Our business does not experience significant seasonality.

Our principal shareholders are Qtel Asia, with an ownership interest of approximately 65.0% of our common stock, and the Government through the Ministry of State-Owned Enterprises, with an ownership interest of 14.29% of our common stock, including the one Series A share, in each case as of December 31, 2009. Qtel Asia is wholly owned by Qtel.

	As of and for the years ended December 31,
	2007(7)	2008	2009
	(unaudited)
Operating Data:
Cellular:(1)
Number of cellular subscribers (excluding wireless broadband):
Prepaid	23,945,431	35,591,033	31,333,173
Postpaid	569,801	661,213	1,082,215
Total cellular subscribers	24,515,232	36,252,246	32,415,388
Number of wireless broadband subscribers:(2)
Prepaid	—	116,341	610,446
Postpaid	30,190	141,659	110,681
Total wireless broadband subscribers	30,190	258,000	721,127
Total cellular subscribers:	24,545,422	36,510,246	33,136,515
ARPU (Rp)(3)	—	38,639	37,330
Minutes of Usage(4)	70	98	102
ARPM (Rp)(5)	—	287	220
Number of base station sites(6)	10,124	13,662	16,353
Number of base station controllers(6)	226	265	315
Number of mobile switching centers(6)	56	73	95
MIDI:
International High Speed Leased Circuit (’000s)	19	46	80
Domestic High Speed Leased Circuit (’000s)	51	129	171
Fixed telecommunications:
Incoming traffic (in millions of minutes)	1,237	1,484	1,486
Outgoing traffic (in millions of minutes)	297	474	502
Incoming/outgoing call ratio	4.2	3.1	3.0

(1)

Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our number of cellular subscribers, minutes of usage per cellular subscriber and ARPU set forth in this report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods.”

(2)	The number of wireless broadband subscribers only includes those who exclusively subscribe to our wireless broadband services, and does not include those who use our “broadband on demand” services.
(3)

The average monthly revenue (in Indonesian rupiah) per cellular subscriber, or APRU, is computed by dividing monthly recurring prepaid and postpaid cellular services revenues (usage charges, value-added services, interconnection revenues and monthly subscription charges), excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under Indonesian GAAP, for the relevant period by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our ARPU set forth in this report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods.”
(4)

The Minutes of Usage per cellular subscriber is computed by dividing the total minutes of outgoing call usage of prepaid and postpaid cellular subscribers for each month by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our minutes of usage per cellular subscriber set forth in this report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods.”

(5)

ARPM (in Indonesian rupiah) is computed by dividing the monthly recurring revenues from prepaid and postpaid cellular services (usage charges, value-added services, interconnection revenues and monthly subscription charges), excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under Indonesian GAAP, for the relevant period, by the total minutes of outgoing call usage of prepaid and postpaid cellular subscribers for such period.

(6)

Prior to the first quarter of 2010, newly-built or newly-acquired base station sites, base station controllers or mobile switching centers which were not yet in operation were included in the number of base station sites, base station controllers or mobile switching centers reported by the Company (the “Prior Computation”). Beginning in the first quarter of 2010, as disclosed herein, the Company included newly-built or newly-acquired base station sites, base station controllers or mobile switching centers in its various reports only when such base station sites, base station controllers or mobile switching centers were actually put in operation. Under the Prior Computation, the Company would have reported that it owned 10,760, 14,162 and 16,804 base station sites, 226, 279 and 315 base station controllers and 56, 73 and 96 mobile switching centers for the year ended December 31, 2007, 2008, and 2009, respectively.

(7)

Pursuant to the transitional relief granted by the U.S. SEC in respect of the first time adoption of IFRS, we have omitted revenue data for 2007. Please see “Item 3: Key Information—Selected Financial and Other Data” above.

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the year ended December 31,(1)
	2008		2009
	Rp	%	Rp	%
	(Rp in billions, except percentages)
Cellular services	14,185.4	74.9	13,959.7	74.9
Fixed telecommunications	2,029.6	10.7	1,957.2	10.5
MIDI services	2,733.4	14.4	2,712.6	14.6

Total operating revenues	18,948.4	100.0	18,629.5	100.0

(1)

Pursuant to the transitional relief granted by the U.S. SEC in respect of the first time adoption of IFRS, we have omitted revenue data for 2007. Please see “Item 3: Key Information—Selected Financial and Other Data” above.

Cellular Services

Cellular services contributed revenues of Rp13,959.7 billion (US$1,485.1 million) for the year ended December 31, 2009, representing 74.9% of our total consolidated operating revenues in 2009. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 33.1 million subscribers (including wireless broadband subscribers) as of December 31, 2009. For 2009, we had an estimated subscriber market share of 22.7%, which figure is based on our estimates based on available market data. Our cellular network currently provides network coverage in all major cities and population centers across Indonesia. We provide our cellular services using GSM 900 and GSM 1800 technology and, for our 3G platform, IMT-2000 technology. We are also one of the leading providers of prepaid and postpaid wireless broadband services in Indonesia. As of December 31, 2009, we had approximately 721,127 prepaid and postpaid wireless broadband subscribers.

Services

Our principal cellular services are the provision of voice and data services, which we sell through postpaid and prepaid plans. Our prepaid and postpaid subscribers are able to make and receive “on-net” voice calls to and from other Indosat subscribers (including our Matrix, Mentari, and IM3 subscribers) on our telecommunication network, as well as “off-net” voice calls to and from subscribers of other telecommunication operators on their fixed and cellular telecommunication networks.

We offer prepaid plans under the brand names “Mentari” and “IM3.” Both products have a high degree of brand recognition, providing us with an advantage when attempting to attract and retain subscribers in a competitive market. We have differentiated our two prepaid brands based on market segments. Such differentiation allows us to target the usage and spending patterns of different consumer segments through our promotional plans. Our Mentari brand is marketed towards a more mature market, with voice services being promoted at competitive prices. Our IM3 brand is marketed toward the younger generation, with very attractive voice, SMS and data packages. We continue to develop the Mentari and IM3 brands, offer promotions and engage in advertising tailored for those specific market segments. Frontier Consulting Group and Marketing Magazine awarded us the “Top Brand Award” in 2008, 2009 and 2010 for both our Mentari and IM3 brands for outstanding achievement in building our brand awareness and market share.

We offer postpaid plans, designed for high-end users, under the brand name “Matrix.” Matrix is a basic service package with a postpaid payment plan that includes free national roaming. We offer various “Matrix” packages with different features and benefits to suit the needs of our subscribers. Our Matrix brand received the “Top Brand Award” in 2010 from the Frontier Consulting Group and Marketing Magazine.

Prepaid and postpaid subscribers have access to local, DLD and international direct long-distance dialing. In addition, we offer a variety of value-added services, functions and features to our subscribers. Such services, functions and features, which, in certain cases, are free of charge, can be purchased individually, or bundled according to the package selected, include:

•	SMS: allows subscribers to send short text messages to other cellular users’ mobile phone display screens;

•	MMS: allows subscribers of GSM service to send pictures, text and sound/voice in a single packet message;

•	Voice SMS: allows subscribers to send audible messages;

•	Ring-back tone: allows subscribers to choose their favorite song as the ringtone that is heard by callers for incoming calls;

•	GPRS: provides mobile data communications with GSM-based technology, including mobile Internet, data transfer and push e-mail (BlackBerry™ services);

•	Mobile data and facsimile services: allows subscribers to download sports, news, horoscope, movies, music and finance content to their mobile handsets and to send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by subscribers;

•	Caller identification: displays the incoming call number on a subscriber’s mobile phone display screen;

•	Call holding: allows subscribers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals subscribers that they have an incoming call while the line is engaged. Upon hearing such a signal, subscribers can answer the second call and place the original call on hold;

•	Call forwarding: enables subscribers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides subscribers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the subscriber’s bank account or credit card;

•

Recharge via SMS and automated teller machines: enables subscribers to recharge their prepaid airtime plans via SMS and automated teller machines automatically deducting billed amounts from the subscriber’s bank account; and

•	International roaming: allows prepaid and postpaid subscribers to receive SMS and voice services while roaming on foreign cellular networks.

Facsimile services, detailed billing and direct debit payments are only available to postpaid subscribers. Since 2009, postpaid subscribers have been able to request delivery of printed billing statements or billing statements by e-mail, which minimizes the number of unreceived bills. We offer certain services free of charge, including caller identification, call holding, call waiting and call forwarding, while others, such as SMS, mobile data and facsimile services and detailed billing, carry additional fees.

We provide our SMS service to prepaid and postpaid cellular subscribers. Usage levels have increased from an average of approximately 90.4 million text messages (excluding value-added service SMSs, such as SMSs related to promotions by content providers and advertisers) per day in December 2007 to a daily average of approximately 326.3 million text messages (excluding value-added service SMSs) in December 2009. In 2008 and 2009, SMS usage fees represented a substantial portion of our operating revenues from value-added cellular services and features. However, we have recently seen an increase in revenues from mobile data services. We expect SMS to continue to contribute a substantial portion of revenues from value-added cellular services and features, but anticipate a continuing increase in revenues from GPRS, BlackBerry™ and other mobile data services in the future.

We have entered into interconnection agreements with other Indonesian telecommunications operators to allow our cellular networks to interconnect with the PSTN operated by Telkom, our international gateways and the networks of each of the other Indonesian cellular and fixed wireless access operators, thereby allowing our cellular subscribers to communicate with customers of other telecommunications service providers.

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2009, our postpaid cellular subscribers could roam internationally on 350 networks, owned by 264 operators in 129 countries, and our prepaid cellular subscribers could roam internationally on 13 networks in nine countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS, which was formed to increase each member’s competitive value in providing international telecommunication services in its respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and wideband code division multiple access (“W-CDMA”), the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 150 million customers in nine countries, including Indonesia. For CONEXUS members, we offer a special flat rate of US$18 per day of unlimited data usage.

Mobile Data Services

We launched our portfolio of mobile data services in 2000. Mobile data services can be accessed through, among others, SMS, direct dial-up connection to a WAP server or wireless broadband, where subscribers can access a variety of information, including movie listings, stock quotes, exchange rates, sports and business news and astrological predictions, and recharge their prepaid SMS cards. In addition, subscribers can send and receive e-mail and conduct mobile banking services with several leading banks through their mobile handsets.

We provide GPRS service with EDGE technology in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua. We were the first telecommunications provider to launch the BlackBerry™ service in Indonesia. In cooperation with StarHub and Research-In-Motion (“RIM”), we introduced BlackBerry™ Enterprise Service to our corporate customers in December 2004 and BlackBerry™ services for personal users in March 2005. In June 2008, to differentiate ourselves from other BlackBerry™ service operators, we launched I-GPS and I-Stock applications which allow our BlackBerry™ customers to access a navigation system and real-time stock prices. In January 2009, we launched a BlackBerryTM service subscription via our prepaid brands, Mentari and IM3. In March 2009, we increased the link capacity to RIM from 10 Mbps to 20 Mbps, providing our BlackBerry™ subscribers with faster access. This increase means that we have the largest link capacity to RIM in Indonesia. We have approximately 200,000 BlackBerryTM subscribers as of December 31, 2009, respectively. Indonesia is the second largest growth market in the world for BlackBerryTM devices.

On February 8, 2006, the Government conducted an open bidding process for 3G spectrum licenses and, following satisfactory completion of the bidding process, we were awarded one 3G spectrum license for 5 MHz of paired spectrum. In the same bidding, Telkomsel and XL were also awarded 3G spectrum licenses. In 2007, we began offering an enhanced 3G (“3.5G”) broadband service using HSDPA technology, a mobile wireless telecommunication service with enhanced 3G technology. In August 2009, we were granted additional spectrum under our existing license, which will allow us to double our network capacity to serve our broadband subscribers. In 2009, we started to deploy the new 3.5G network using HSPA+ technology, with downlink speeds of up to 42Mbps and uplink speeds up of to 5.6Mbps, and we began offering such services in 2010.

In 2007, we began offering 3.5G broadband services, a mobile wireless telecommunications service with 3.5G technology. In August 2009, we were granted additional spectrum for a second 3.5G carrier, which we believe will allow us to double our network capacity to serve our broadband subscribers. We have started to deploy the new HSPA+ 3.5G network, with downlink speed of up to 42Mbps and uplink speed up of to 5.6Mbps. We have re-aligned our broadband portfolio to focus more on our target segments. Since September 2009, pure data/Internet broadband services, which is for use on personal computers (data only/large screen), have been managed and sold by IM2. Wireless broadband services for handheld devices (for small screen use) are provided through Matrix, Mentari and IM3. In December 2009, we successfully launched our “Broadband-On-Request” program, which is activated by subscribers themselves, for Mentari and IM3 customers, with options of daily, weekly and monthly packages, with quotas allocated for the respective period of subscription. We expect to begin offering “Broadband-On-Request” services to postpaid subscribers sometime in 2010.

Subscribers and Marketing

We segment the Indonesian population by location, disposable income and other factors we believe indicate the desire and ability of individuals and corporations to purchase our products and services. We then target areas that are generally more prosperous as these areas tend to yield a higher density of potential cellular subscribers. Through this approach, we have achieved a diversified cellular subscriber base spread throughout Indonesia’s major population centers. We implemented this strategy to adapt to competition from new entrants and pricing pressures in major urban areas.

Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2007, we had 569,801 postpaid and 23,945,431 prepaid cellular subscribers. As of December 31, 2008, we had 919,213 postpaid and 35,591,033 prepaid cellular subscribers. As of December 31, 2009, we had 1,803,342 postpaid and 31,333,173 prepaid cellular subscribers. We conduct nationwide marketing and promotional activities in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. We believe Indonesian cellular subscribers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans. Accordingly, we have focused on this particular subscriber base in our marketing efforts.

The following table presents certain information regarding our cellular subscriber base, ARPU, Minutes of Usage and ARPM as of the dates indicated:

	As of or for the years ended December 31,
	2007(7)	2008	2009
Number of cellular subscribers (excluding wireless broadband)(1)(2):
Prepaid	23,945,431	35,591,033	31,333,173
Postpaid	569,801	661,213	1,082,215
Total cellular subscribers	24,515,232	36,252,246	32,415,388
Number of wireless broadband subscribers(3):
Prepaid	—	116,341	610,446
Postpaid	30,190	141,659	110,681
Total wireless broadband subscribers	30,190	258,000	721,127
Total cellular subscribers:	24,545,422	36,510,246	33,136,515
ARPU (Rp)(4)	—	38,639	37,330
Minutes of Usage(5)	70	98	102
ARPM (Rp)(6)	—	287	220

(1)

Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our number of cellular subscribers, minutes of usage per cellular subscriber and ARPU set forth in this are not comparable between certain periods. See “ Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods.”

(2)

Cellular subscribers means total registered and active cellular subscribers at the end of the relevant period. Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our number of cellular subscribers, minutes of usage per cellular subscriber and ARPU set forth in this annual report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods.”

(3)	The number of wireless broadband subscribers only includes those who exclusively subscribe to our wireless broadband services, and does not include those who use our “broadband on demand” services.
(4)

The average monthly revenue (in Indonesian rupiah) per cellular subscriber, or ARPU, is computed by dividing monthly recurring prepaid and postpaid cellular services revenues (usage charges, value-added services, interconnection revenues and monthly subscription charges), excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under Indonesian GAAP, for the relevant period by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our ARPU set forth in this annual report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods.”

(5)

The Minutes of Usage per cellular subscriber is computed by dividing the total minutes of outgoing call usage of prepaid and postpaid cellular subscribers for each month by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two. Due to changes in the method used to calculate the number of our prepaid cellular subscribers, our minutes of usage per cellular subscriber set forth in this annual report are not comparable between certain periods. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Cellular Services Business—Our subscriber-related operating data may not be comparable between periods.”
(6)

ARPM (in Indonesian rupiah) is computed by dividing revenues from monthly recurring prepaid and postpaid cellular services, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under Indonesian GAAP, for the relevant period, by the total minutes (billed and unbilled) of outgoing call usage of prepaid and postpaid cellular subscribers for such period.

(7)

Pursuant to the transitional relief granted by the U.S. SEC in respect of the first time adoption of IFRS, we have omitted revenue data for 2007. Please see “Item 3: Key Information—Selected Financial and Other Data” above.

As of December 31, 2009, we had approximately 33,136,515 subscribers, including approximately 721,127 subscribers to our wireless broadband services.

To consolidate our marketing channels for cellular services, we have opened integrated walk-in centers, under the names “Galeri Indosat,” which we operate, and “Griya Indosat,” which are operated by our exclusive distributors. These walk-in centers function as sales outlets and provide potential and existing cellular subscribers with customer service and product information. We also have a dedicated team of employees who coordinate sales and services to Indonesian corporations.

To supplement our direct marketing channels, we maintain a network of approximately 52 independent dealers, to whom we offer various incentives for the promotion and sale of our services. These independent regional and multi-regional dealers have their own distribution networks throughout Indonesia and promote our cellular services, primarily to individuals. These dealers include major distributors of mobile handsets and typically have their own retail networks, direct sales forces and sub-dealers in Indonesia. These outlets serve as additional branch outlets for us and offer a broad range of services, including product and service information, customer service and bill payment processing. Existing and new cellular subscribers can activate and register and pay for all of our prepaid cellular services at these outlets. We continue to maintain our relationships with our dealers in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced dealer loyalty.

Tariff Structure and Pricing

The MCIT establishes a tariff formula that determines the amounts that operators may charge for prepaid and postpaid cellular services, although allows cellular service providers to offer promotional programs that offer lower prices than the ceiling tariffs. We currently price our prepaid cellular services under a variety of ongoing promotional programs pursuant to which we offer a variety of incentives to attract new subscribers, stimulate demand and improve our competitive position. We may charge different rates for prepaid and postpaid cellular services, depending on various factors that apply to a particular type of service. For instance, the billing expenses we incur to serve our postpaid subscribers will likely be higher and accordingly, our rates for postpaid cellular services tend to be higher than those for prepaid cellular services.

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires the originators of telephone calls to pay for calls. If our subscriber makes a call to another network, we incur interconnection charges. SMS operates on a “sender-keeps-all” basis, which means that we earn revenues whenever one of our cellular subscribers sends an SMS, but not when a customer of another telecommunications operator sends an SMS to one of our cellular subscribers. For our GPRS service, we charge cellular subscribers Rp1 per kilobyte of data downloaded. We receive roaming settlements from foreign telecommunications operators when their cellular subscribers roam on our network. For our wireless broadband services, we offer various pricing packages depending on the payment method (prepaid or postpaid), transmission speed and monthly download quotas.

Activation Fees and Monthly Charges. Activation fees represent the initial connection fees charged to new prepaid subscribers when subscribing to a cellular network. Monthly charges represent fixed amounts charged only to postpaid subscribers, particularly Corporate BlackBerry™ Enterprise Service users that require new BlackBerry™ software. Since 1998, we have not charged our postpaid subscribers an activation fee, and we are starting to phase out the imposition of activation fees for our prepaid subscribers. We offer several programs for postpaid subscribers, including a minimum monthly usage of Rp25,000, a package called “Matrix Strong” for Rp50,000 and other promotional programs.

Usage charges. There are three types of calls: local, domestic long distance, and international calls. Calls are charged on a per-second basis. Calls may terminate on any of the cellular, fixed or satellite networks. For on-net calls, our subscribers are charged favorable rates because of our ability to offer bundled products, such as cellular and international long-distance services. For off-net calls, the usage charges of subscribers are greater because of interconnection, domestic long-distance, and international long-distance charges.

Value-added Services. Prior to 2008, tariffs for value-added services were not regulated by the Government. Since April 2008, the MCIT has been responsible for setting the tariff formula for value-added services, including SMS. As with voice services, we offer promotional discounts for SMS and mobile data services for both postpaid and prepaid subscribers.

Interconnection

The charges for postpaid subscription services consist of monthly subscription and interconnection-based usage charges. Charges for prepaid subscription services likewise include interconnection-based usage charges. The interconnection-based usage charges for both prepaid and postpaid cellular services are calculated by considering three interconnection costs: originating, transit and terminating costs.

Since January 2007, the MCIT has set a tariff formula for interconnection services. The MCIT sets this tariff formula on a “cost” basis, based on RIOs submitted by dominant service providers in Indonesia, which include us. The MCIT approved the RIOs we submitted in 2007 and 2008, which have not been adjusted for 2009 and 2010. We applied the charges in our RIOs to the interconnection agreements we have with other operators. The charges under our RIOs have been decreasing in the past few years, and we expect the downward trend to continue.

We currently interconnect with fixed line and cellular networks operated by all network operators at numerous locations throughout Indonesia. To minimize our interconnection expenses, we utilize our own backbone transmission facilities whenever possible and in compliance with applicable regulations. For example, routing a long-distance call from a customer in Surabaya to a destination customer in Jakarta through our fiber optic or microwave transmission lines allows us to avoid the use of another operator’s network, thereby lowering our interconnection expenses associated with routing our intra-network usage.

Activation, Billing and Collection

Prepaid cellular subscribers can purchase starter packs from our sales and distribution points or through our various independent dealers. To activate service, a new prepaid cellular subscriber must register with us and follow the instructions sent to the subscriber in an SMS. Potential postpaid subscribers can apply for our cellular services at our sales and distribution points or through our independent dealers. Many of our independent dealers, however, can only receive new applications for postpaid cellular services, which are then forwarded to us for processing. A potential subscriber for our postpaid service is required to provide proof that such subscriber meets our minimum credit requirements. If a potential subscriber does not meet our postpaid requirements, our sales representative recommends our prepaid services. Once approved, postpaid service SIM cards are activated within 24 hours.

We bill our postpaid subscribers on a monthly basis through our centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber’s account as originating, transit and terminating charges are assessed. Our postpaid subscribers have a variety of payment options in paying their monthly bills. Payments may be made by cash and major credit cards through Indosat galleries, bank tellers or post office branches. In addition, subscribers can also make payment via automatic debit through banks or participating credit card companies, bank transfers, automated teller machines, Electronic Data Capture, mobile banking, Internet banking, and phone banking. Payments are due 20 days after the account statement date. Twenty-seven days after the statement date, we remind subscribers who have not paid their balance and block their ability to make outgoing calls. We block a subscriber’s ability to make or receive calls 40 days after the statement date if he or she still has not paid his or her balance. We suspend the service for accounts that are more than 50 days past due and remove such subscriber’s data from our network and permanently disconnect the number and SIM card after 120 days from the statement date.

We have taken a number of steps to prevent subscriber fraud and to minimize losses. We deliver prepaid vouchers to our independent dealers only on a cash-on-delivery basis and we do not collect payments for our services from cellular subscribers through our independent dealers. In addition, depending on usage levels, we may require refundable deposits from subscribers. We also review accounts of our high-usage subscribers at regular intervals to ensure that the deposit levels continue to be adequate.

Competition

The cellular services business in Indonesia has become increasingly competitive during recent years. Competition in the cellular communications industry is based principally on network coverage, technical quality, price, the availability of data services and special features, and quality and responsiveness of customer service. Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), us and XL (which is indirectly majority-owned by Axiata Bhd. of Malaysia), accounted for almost 80.0% of the 2009 wireless subscriber base in Indonesia.

We also compete with others fixed wireless access service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000-1X service in the Jakarta area. Currently, Telkom offers this service nationwide. Telkom offers this service as a fixed wireless access service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the MCIT issued a decree stating that the service area of the fixed wireless access network must be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless access service is therefore prohibited from extending its roaming services to other area codes, but CDMA operators still have the ability to achieve similar results by giving subscribers a new number when they move to other cities. In addition to TelkomFlexi, other telecommunications operators offer similar services such as Bakrie Telecom and Mobile-8 (Hepi), which offer their services nationwide.

From time to time, Indonesian telecommunications operators conduct aggressive subscriber acquisition programs with the goal of increasing individual market share. Through the offer of discounts, bonuses and special rates, operators attempt to differentiate their services from those of other operators, primarily based on price. This competition has caused tariffs to decline and, as a result, we believe cellular subscriber ARPU has continued to decline for most Indonesian telecommunications operators.

We believe competition for 3G services will be intense as telecommunications operators begin to deploy their networks in major population centers. Currently, there are five telecommunications operators holding 3G licenses: Telkomsel, Hutchison, Natrindo, XL and us. We commenced providing wireless broadband services using our 3G platform in 2009 and, as of December 31, 2009, we offered 3G services in 34 cities nationwide.

Our main competitors for wireless broadband services are Telkomsel, with its “Flash” service, and XL with its “XL Unlimited”, both of which use 3.5G W-CDMA technology. Other operators such as Smart Telecom and Mobile 8 also provide wireless broadband service with EVDO-CDMA technology.

We believe barriers to entry in the Indonesian cellular and fixed wireless access services industry are currently comparatively high due to the limited availability of frequency spectrum, a capital intensive operating environment, difficulties in acquiring tower sites for network expansion and the established market presence of the three incumbents, us, Telkomsel and XL. Nevertheless, we are anticipating continued intense competition within the Indonesian cellular and fixed wireless access services industry generally. In response to this, we intend to dedicate a substantial portion of our future capital expenditures to our cellular business in an effort to increase network capacity and service quality and to provide various value-added services.

MIDI Services

The products and services that we offer in this business segment include high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services. Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The growing emphasis on reliable data transmission and interconnectivity by our corporate customers, especially those with multiple branches or locations, presents an excellent opportunity for us. MIDI services represented Rp2,712.6 billion (US$288.6 million), or 14.6% of our total consolidated operating revenues for the year ended December 31, 2009.

	For the years ended December 31,
	2007	2008	2009
MIDI:
International High Speed Leased Circuit (’000s)	19	46	80
Domestic High Speed Leased Circuit (’000s)	51	129	171

Services

World Link, Direct Link and Domestic Link. World Link is an IPLC that provides leased line services such as international connection of high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Direct Link is a leased line service through satellite which provides high-speed digital data circuits on point-to-multipoint basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband. Domestic Link is a domestic leased line service that provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. VSAT connections are used for World Link and other leased line users located in areas that are not fully served by the domestic network. Our broadband Domestic Link customers in the domestic market include telecommunications providers that need dedicated domestic broadband data links, and our narrowband Domestic Link customers consist primarily of corporate users who subscribe for their own internal use. We recorded operating revenues of Rp394.2 billion (US$41.9 million), from World Link, Direct Link and Domestic Link operations, representing 14.5% of our consolidated MIDI services operating revenues for the year ended December 31, 2009.

IP VPN. We provide IP VPN services which provide customers with multi-point connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. As of December 31, 2009, Indosat’s and Lintasarta’s domestic IP VPN services were available in 68 major cities in Indonesia, and Indosat’s international IP VPN services have a strong presence in South East Asia, with coverage extensions to North Asia, Europe, Japan, and the United States, in cooperation with several global service providers such as AT&T, C&W, and NTT. We recorded operating revenue of Rp566.1 billion (US$60.2 million) from IP VPN operations, representing 20.9% of our consolidated MIDI services operating revenues for the year ended December 31, 2009.

MPLS and Metro Ethernet. MPLS and Metro Ethernet are domestic leased line services based on Internet protocol. MPLS provides high-speed digital data circuits on a point-to-point and multipoint basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Metro Ethernet provides high-speed bandwidth and offers line port speeds of 10 Mbps, 100 Mbps and 1 Gbps and an Ethernet base with an incremental guaranteed bandwidth of 1 Mbps.

Frame Relay and ATM. We provide both international and domestic frame relay and ATM services, a high-speed leased packet technology, primarily through Indosat and Lintasarta, supplying customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications.

We offer our various data connectivity services—World Link, Direct Link, Domestic Link, IP VPN, MPLS and Metro Ethernet and Frame Relay and ATM—to our various corporate customers, including multinational corporations, tailored to fit their specific pricing parameters, speed requirements, and security concerns.

Satellite Services. We lease transponder capacity on our Palapa-D satellite, which is positioned in an orbital slot located over the Asia-Pacific region, to broadcasters and telecommunications operators. Indonesia has a large television market in which a number of privately-owned domestic broadcasters and international programmers compete with the state-owned broadcaster and many of these domestic and international broadcasters lease capacity on our satellite. We have entered into lease arrangements governing transponders on our Palapa-D satellite that vary in duration but generally terminate within two to five years of the effective date of the lease. Transponder leases may be terminated for breach of the lease agreement and, most of the leases provide that the lessee may terminate the lease with notice (generally six to 12 months) subject to the payment by the lessee of a termination fee equal to a percentage of the lease payments that would have been due had the lease not been terminated. Apart from our own use, we also lease transponder capacity on our Palapa-C2 satellite, with a maximum lease term of four years, to other telecommunications operators.

We also provide a variety of other supplementary satellite services, including occasional use for TV services, Indosat TV link, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services. Pressure on pricing is expected to ease as a consequence of improved demand. Satellite services represented Rp113.1 billion (US$12.0 million) or 4.2% of our MIDI services operating revenues for the year ended December 31, 2009.

Internet Services. We provide Internet Network Provider Services for ISPs and dedicated Internet access services for end users and corporate customers. For the year ended December 31, 2009, we operated three ISPs that contributed revenues of Rp677.4 billion (US$72.1 million). IM2 provides dedicated and dial-up services, and as of December 31, 2009, it had 1,903 corporate and small- to medium-size enterprises (“SME”) subscribers and 675,026 retail subscribers. In anticipation of increased competition in the Internet business, IM2 has developed a strategy to expand its business by developing an Internet protocol backbone through potential growth areas, deploying public hotspot services, establishing customer care centers, developing its network through joint investment schemes by using hybrid fiber and coaxial technology, and improving its business processes.

Lintasarta offers its Internet subscribers “IdOLA” service for individual use and “LintasartaNet” service for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. We derived 25.0% of our consolidated MIDI services operating revenues from Internet services for the year ended December 31, 2009.

VSAT Net/IP and VSAT Link. Lintasarta’s VSAT Net/IP and VSAT Link services are satellite-based data networking systems. VSAT Net/IP connects and controls data traffic among remote locations, allowing for quick development of data for network customers with low-to-medium traffic in such sectors as financial services, transportation, trading and distribution. VSAT Link provides point-to-point digital transmission for remote locations by businesses with medium-to-heavy traffic such as those in the manufacturing, mining and financial services industries.

Customers and Marketing

Our customers for MIDI services are primarily corporate clients and SMEs, although we also have retail customers for certain services, such as our Internet services. Our marketing activities for MIDI services include group presentations, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. Each business unit seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings with customers. Lintasarta focuses on expanding its market share in industry segments outside its core competencies in banking and finance, in light of the anticipated consolidation and restructuring of those industries in Indonesia. In addition, Lintasarta has increasingly focused its sales and marketing efforts on SMEs by repackaging its products and services for their particular needs. Lintasarta is expanding the existing geographic coverage of its products and services to address the increasing demand for telecommunications infrastructure in outlying regions as a result of Indonesian political developments, including increased regional autonomy.

We support our subscribers through local area staff, a 24-hour help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its frame relay, digital data network and VSAT services. In January 2002, we obtained ISO 9001 certification for our frame relay, digital data network and VSAT services, evidencing our commitment to customer satisfaction and continuous service quality improvement. As a result of these activities, Frontier and Marketing Magazine awarded us the “Top Brand Award” in the ISP category for the years 2005 through 2010 and the “Best Contact Center Award” for 2007, 2008 and 2009.

Tariff Structure and Pricing

Customers of our various MIDI services are charged based on the type of product and service provided, the capacity leased, their industry sector, geographic location and the length of service contracts with us (which generally range from one to three years). Service charges generally include the following components: initial installation; monthly service charges (based on location and access speed); transactional charges (based on the volume, duration and/or distance traveled for network traffic); and other charges for services such as consultancy and project management.

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand for services in the areas covered by our Palapa-C2 and Palapa-D satellites. Our offshore leases average US$1.2 million per annum for a full transponder. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies.

Competition

Data communications service providers in Indonesia compete principally on the basis of price, range of services provided and customer service quality. During the last few years, competition among data communications service providers has intensified principally due to the issuance of new licenses resulting from the deregulation of the Indonesian telecommunications industry. We expect competition to continue to intensify. We believe that our major competitors are Primacom and Citra Sari Makmur with respect to our VSAT services, and Citra Sari Makmur, Telkom, XL and Indonesia Comnet Plus (Icon+) with respect to our leased line services. The Government declared Telkom as a dominant operator for leased circuits in 2007. As a result of this declaration, we believe Telkom will be subject to more regulatory approvals while we will be able to propose new tariffs without the requirement of Government approval.

ISPs in Indonesia compete on the basis of network quality, price and network coverage. With respect to Internet-related value-added services, we compete against Telkom and other existing ISPs, such as First Media, Biznet, CBN, Berca and Indonet. We also face significant competition from any new ISPs whose licenses are approved by the MCIT.

As corporate markets demand greater speed at affordable prices, many bandwidth suppliers have begun making significant investments toward building superior infrastructure using new technology, such as “Dense Wavelength Division Multiplexing,” or DWDM technology. DWDM technology poses a competitive threat to our business services since its infrastructure enables bandwidth suppliers to offer more bandwidth capacity with better cost efficiency. The bandwidth industry has been facing recent challenges from the emergence of new operators, such as Moratel and Matrix Cable System, which set up international cables linking Indonesia and Singapore in 2008.

Companies in the satellite business compete primarily on coverage, transponder power, product offerings and cost. Generally, the cost of service depends upon the combination of power and coverage. In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Our satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. We face competition from foreign and domestic service providers in each of these areas. In leasing our transponders on the Palapa-D satellite, we compete most closely in Indonesia with PT Pasifik Satelit Nusantara (“Pasifik Satelit Nusantara”), and Telkom. Pasifik Satelit Nusantara also owns transponders on the Mabuhay Philippines Satellite. Telkom currently operates its own satellites (Telkom-1 and Telkom-2) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite uplinking and downlinking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-2, AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, ThaiCom 3, Measat-2, Measat-3, Measat-3a, PanAmSat-4 and PanAmSat-7. Measat Sdn. Bhd, which operates the Measat satellites, APT Satellite, which operates the Apstar satellites, and Shin Satellite PCL, which operates the ThaiCom satellites, also compete directly with us in the Asian regional market.

Moreover, with the increasing popularity of Direct-To-Home television (“DTH”), our satellite business will face increasing competition as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia. DTH television will enable broadcasters to distribute their program content without utilizing our telecommunication network support. In addition, because of the growing popularity of DTH, we face the possible loss of customers because DTH uses a satellite platform that we do not provide.

Fixed Telecommunications Services

Our fixed telecommunication services include international and domestic long distance as well as fixed wireless access services. For the year ended December 31, 2009, we recorded operating revenues of Rp1,957.2 billion (US$208.2 million) from our fixed telecommunications services, representing 10.5% of our total consolidated operating revenues. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. For the year ended December 31, 2009, 3.2% of our fixed telecommunications services operating revenues were derived from amounts paid or payable by Telkom and other domestic operators in respect of outgoing calls, 6.8% of such revenue was derived from amounts paid or payable by cellular operators and 70.3% of such revenue was derived from net settlements with foreign telecommunications operators in respect of incoming and outgoing calls. The remaining 19.5% of fixed telecommunications services operating revenues was derived from direct billing for specific services, such as from calling card and fixed-line subscribers for the same period.

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

Through our “001” and “008” international long-distance services, we currently handle approximately 25% of the traditional IDD business in Indonesia. To address increased competition resulting from industry deregulation, we launched “FlatCall 016” service in March 2005 and marketed it as a new product aimed at consumers in the most price-sensitive market segment. Beginning January 2007, in compliance with a decree from the Government, we changed the access code to a five digit code and named it “FlatCall 01016.” The “FlatCall 01016” product offers competitive tariff rates for certain top destination countries while offering regular VoIP tariff rates for other countries.

Our outgoing international long-distance calls are routed through one of our four international gateways. From these gateways, international long-distance services are transferred via satellite or submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications operators. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international long-distance calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular network, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements.

For the year ended December 31, 2009, our revenues from international long-distance services amounted to Rp1,576.4 billion (US$167.7 million).

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the year ended December 31,
	2007		2008		2009
	minutes	% change	minutes	% change	minutes	% change
	(in millions, except percentages)
Incoming paid minutes	1,236.6	26.1	1,484.4	20.0	1,482.8	-0.5
Outgoing paid minutes	296.9	93.0	474.0	59.7	442.0	6.3
Incoming and outgoing paid minutes	1,533.4	35.2	1,958.4	27.7	1,924.8	0.9
Ratio of incoming to outgoing traffic	4.2	—	3.1	—	3.2	—

During 2008 and 2009, our international outgoing calls measured by paid minutes increased by 59.7% and 6.3%, compared to the previous year, while our international incoming calls measured by paid minutes increased by 20.0% and decreased by 0.5% for the same period. Combined outgoing and incoming calls, also measured by paid minutes, increased 27.7% and 0.9% during 2008 and 2009. We believe our stronger growth in 2008 relative to the prior year was primarily due to our aggressive business strategy of emphasizing volume-based sales. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, will continue to affect our business in the future.

Fixed Wireless Access Services. We launched our fixed wireless access services in 2004 to expand our fixed telecommunications business segment and to complement our cellular services. Using CDMA 2000 1x technology, our fixed wireless access services offer a cost-effective alternative to our cellular services to subscribers who have limited mobility requirements. As of December 31, 2009, our fixed wireless access service, “StarOne,” had a total subscriber base of 594,133 subscribers with 68,742 postpaid subscribers and 525,391 prepaid subscribers. For the year ended December 31, 2009 , revenues from fixed wireless access services totaled Rp249.9 billion (US$26.6 million). On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless access in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless access license and by the end of 2007, we migrated our CDMA frequency from 1900 MHz to the new 800 MHz frequency in the greater Jakarta area. We expanded our StarOne services to 82 cities by December 2009.

Local and Domestic Long Distance Services. We launched local and domestic long distance service from Indosat access points such as “StarOne” and “INDOSAT phone” in October 2005. We currently have local and domestic long-distance coverage of 82 major cities in Indonesia.

Customers and Marketing

The principal customers of our fixed telecommunications services are corporate clients, our own cellular, fixed telecommunications and fixed wireless access customers, and the customers of other telecommunications operators.

We employ a specialized sales force, including a sales group, which focuses on our 500 largest customers, including hotels, large corporate customers, government offices and embassies. We have also implemented a customer loyalty program, which provides incentives to regular users. In addition, we seek to broaden our customer base by conducting joint promotions with other international telecommunications companies to promote our services. We strive to deliver high-quality services that maximize customer satisfaction.

We have undertaken a variety of marketing initiatives to improve our services to fixed telecommunications customers. Our marketing strategy focuses on: (i) strengthening our price-tiering strategy through implementation of “FlatCall 01016” to compete with VoIP services; (ii) expanding our market share while retaining our customers through bundling initiatives; (iii) establishing volume commitments for incoming traffic from foreign telecommunications operators; and (iv) expanding coverage of our fixed wireless access services. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We also maintain regional sales offices in eight locations throughout Indonesia.

In 2009, approximately 37% of our outgoing international long-distance call minutes (including calls placed through “Flatcall 01016”) originated in the greater Jakarta area, followed by Eastern Java and Bali Nusa Tenggara, which together accounted for 63% of our outgoing international long-distance call minutes.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

Tariff Structure, Universal Service Obligations and Pricing

Rates. Prior to 2008, the MCIT set tariffs for fixed telecommunications services, which were based on the division of all destinations into six zones. On April 30, 2008, the MCIT established a tariff formula for basic services on fixed networks and required operators to calculate prices using a cost-based formula, which are then submitted to the Government for approval. However, our international long-distance rates have not changed, and so we intend to continue applying international long-distance rates based on the previous regulations which base tariffs on six zones for call destinations.

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. We typically apply a market termination rate-based pricing system, pursuant to which we agree on asymmetric rates for incoming and outgoing calls. We maintain direct connections with 64 foreign telecommunications operators in 40 countries. Our agreements with these carriers set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad. The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the rates negotiated with each foreign telecommunications operator, we make payments to the carrier for outgoing traffic billed in Indonesia, and we receive payments from such carrier for inbound traffic billed outside Indonesia. Settlements among carriers are normally made quarterly on a net-based method. Our largest correspondent carriers are those located in Malaysia, Singapore, Taiwan, the Middle East and Hong Kong.

VoIP service providers may determine their own collection charges, and each service provider must negotiate with the applicable network provider for interconnection charges. We have entered into an agreement for Telkom to be our network provider for VoIP interconnection.

Interconnection with Domestic Networks. Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services must terminate on one of the domestic fixed or cellular networks. The MCIT sets interconnection tariffs for international long-distance services which traverse the domestic fixed-line and fixed wireless access networks. We have separate interconnection agreements, which reflect these tariffs, with those operators that interconnect directly with our international gateways.

Universal Service Obligations. The Government imposes a Universal Service Obligation (“USO”) tariff, which from 2005 through 2009 was 0.75% of annual gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts. In January 2009, the Government increased USO tariffs from 0.75% of annual gross revenue to 1.25% of annual gross revenue.

Customer Billing and Interconnection Charges

Domestic operators maintain control over the billing and collection process for international long-distance services, which are initiated on the domestic networks. Domestic operators retain the appropriate interconnection charges owed to them from the amounts collected and remit the balance (without interest) in Indonesian rupiah to us within not less than 25 days of collection from the customer in Indonesia. The collection cycle for most of the domestic operators is approximately 30 days. We are responsible for generating and delivering such billing information to the domestic operators, through a module known as the System Online Clearing Interconnection service, every twelfth day of the month, which is then billed by the domestic operators approximately five days after receipt from us, resulting in a collection cycle of approximately 50 to 80 days. For purposes of financial reporting, we recognize revenues on a monthly basis based upon our own traffic records. We bill our domestic cellular operators in the middle of the following month and require payment by the end of the month. Accordingly, the normal collection cycle with respect to domestic cellular operators is approximately 20 to 60 days.

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

Customer usage of fixed wireless access and domestic long-distance services is calculated starting from the beginning of the month until the end of the month. Customer billing is generated at the beginning of the following month and completed by the fifth day of that month. Billing statements are generally received by customers no later than the tenth of the month and payments are due by the twentieth of the month. For fixed wireless access service, we block the subscribers’ ability to make calls when they have not paid their balance due by the twenty-second day of the month. We block a customer’s ability to make or receive calls 40 days after the statement date if he or she still has not paid his or her balance. We permanently disconnect service and cancel accounts for customers whose bills are more than 60 days past due from the first day of the generated bill. For domestic long-distance services, by the end of the month, we block customers from making calls if they have not paid their balance. For customers who have not paid their balance due by the end of the second month, we block the customers’ ability to make or receive calls. We permanently disconnect service and cancel accounts for customers whose bills are 90 days past due from the first day of the generated bill.

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. The MCIT has granted operational licenses to provide IDD services to Telkom, which includes the right to use the IDD access code “007” to enter the international long-distance market, and Bakrie Telecom. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. In addition, Telkom no longer operates a monopoly for DLD services. The traditional IDD market has become even more competitive with the increased usage of VoIP technology. Our VoIP business has increased significantly from 201.9 million minutes in 2008 to 442.4 million minutes in 2009.

In April 2008, we and Telkom agreed to open DLD access from our respective customers in Balikpapan, pursuant to which Telkom’s fixed network customers can dial “011” to access our DLD network while our local fixed network customers can dial “017” to access Telkom’s network. In addition, in 2008, Bakrietel was issued a license as a new DLD operator. The opening of DLD access among competitors and the commencement of operations of new DLD operators is expected to increase competition by providing customers with more options for DLD services.

We also face competition from other fixed wireless access service providers. Currently, Telkom, the largest fixed wireless access operator, offers TelkomFlexi, a CDMA 2000 1x service, in more than 250 cities in Indonesia. Bakrie Telecom, which offers services to more than 30 cities in Indonesia, and Mobile-8, have also been granted new nationwide fixed wireless access services licenses, further intensifying competition in this segment.

Facilities and Infrastructure

The discussion below relates to our cellular network, fixed telecommunications network (including IDD network), and other communications facilities and infrastructure, including that of our significant operating subsidiaries.

Cellular Network

The principal components of our cellular network are:

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

Our cellular network currently operates using 10 MHz x 2 uplink and downlink of radio frequency bandwidth in the GSM 900 spectrum, 20 MHz x 2 uplink and downlink of frequency bandwidth in the DCS 1800 spectrum and 10 MHz x 2 uplink and downlink in the IMT-2000 spectrum. The following table sets forth selected information regarding the composition of our cellular network as of the dates indicated:

	As of December 31,
	2007	2008	2009
Base transceiver stations(1)	9,324	12,237	14,385
Node B Stations (3G BTS)(1)	800	1,425	1,968
Total BTS (including 2G and 3G)(1)	10,124	13,662	16,353
Base station controllers(1)	226	265	315
Mobile switching centers(1)	56	73	95
Radio network controllers(1)	12	14	20
Media gateways(1)	24	40	73

(1)

Prior to the first quarter of 2010, newly-built or newly-acquired base transceiver stations, node B stations, BTS, base station controllers, mobile switching centers, radio network controllers or media gateways which were not yet in operation were included in the reports of the Company. Beginning in the first quarter of 2010, as disclosed herein, the Company included newly-built or newly-acquired base transceiver stations, node B stations, BTS, base station controllers, mobile switching centers, radio network controllers or media gateways in its various reports only when they were actually put in operation. Under the Prior Computation, the Company would have the following numbers:

	As of December 31,
	2007	2008	2009
Base transceiver stations	9,960	12,677	14,621
Node B Stations (3G BTS)	800	1,485	2,183
Total BTS (including 2G and 3G)	10,760	14,162	16,804
Base station controllers	226	279	315
Mobile switching centers	56	73	96
Radio network controllers	12	16	21
Media gateways	24	54	80

We purchase our cellular telecommunications equipment primarily from European and Chinese suppliers. Our network is an integrated system employing switching equipment, cell site equipment and a transmission network of point-to-point microwave radio. Most of our cell sites and radio base stations are located in or on buildings or on vacant lots, which we own, or for which leases have been individually negotiated by us for terms typically varying from five to 20 years.

As a result of operating three legacy networks using equipment from numerous suppliers, our capital expenditures have historically been higher than would be the case if we were operating a single network using fewer suppliers. Commencing in 2009, as part of our functional management strategy, we began to rationalize our capital expenditure and procurement planning through our newly-established investment committee. We have focused our procurement on fewer suppliers and have adopted a framework agreement approach with such suppliers, which we believe has significantly increased the efficiency of our capital expenditure program.

We are considering various options in connection with the operation, ownership and use of our tower assets that we believe will optimize the value of such assets.

Fixed Telecommunications Network

We have built a fixed telecommunications network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission. By the end of 2009, we offered fixed wireless access services across 82 cities in Indonesia.

International Gateways. For our international long-distance business, we operate through six gateways, three gateways in Jakarta, and one gateway in Surabaya, Medan and Batam, which provide all of the connections for our services to our international long-distance network. The gateway-switching equipment was purchased from Lucent Technologies, Inc. (which has since merged with Alcatel) and Siemens.

As of December 31, 2009, we had available international bandwidth capacity of 1,390.66 Mbps for voice and 14,969.64 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80.0% of capacity to allow for increased usage during peak hours.

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

Submarine Cables. We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage and allocated capacity of our cable network, as December 31, 2009:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN	Australia, Hong Kong, Japan, Malaysia, Philippines, Russia, Saudi Arabia, Singapore, South Korea, Taiwan, United States, Vietnam and Thailand	1,328.19

APCN-2	China, Japan, Malaysia, Philippines, Singapore, South Korea and Taiwan	310.00

SEA-ME-WE 3	Australia, Austria, Belgium, Brunei, Canada, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, New Zealand, Oman, Pakistan, Portugal, Saudi Arabia, Qatar, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Thailand, Turkey, United Arab Emirates, United States and United Kingdom	9,649.28

Jakabare	Singapore	2,296.19

China-US	China, Taiwan, Philippines, South Korea and United States	1,414.00

TPC-5	Japan and United States	118.00

Asia America Gateway	Singapore, Malaysia, Thailand, Vietnam, Brunei, Hong Kong, the Philippines, and United States	1,244.00

Jakabare	Java, Kalimantan, Batam (Indonesia)	6,376.32

Jakasusi	Java, Kalimantan, Sulawesi (Indonesia)	6,998.40

Jasutra	Java, Sumatera (Indonesia)	11,197.44

Jakarta—Surabaya	Java (Indonesia)	15,396.48

Total		56,328.30

To support the operations of our gateway in Surabaya, we have operated the Jakarta-Surabaya submarine fiber optic cable link since January 1997. This link enhances network reliability and improves the quality of our services in the Surabaya region.

International Microwave Circuits. We operate a microwave transmission system between our Batam gateway and Singapore. This system has a combined capacity of 300 Mbps for voice and data, respectively, and serves as a relay station to route traffic through areas without fiber cable connections.

International Satellite Circuits. As of December 31, 2009, our available international satellite bandwidth was 3.84 Mbps for voice and 0.64 Mbps for data circuits through the earth station at our Jakarta gateway. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from our Palapa-D satellite. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

Our fixed wireless access network currently operates using 5 MHz of radio frequency bandwidth in the 800 MHz spectrum. The following table sets forth selected information regarding our fixed wireless access network as of the dates indicated:

	As of December 31,
	2007	2008	2009
Base transceiver stations(1)	1,079	1,454	1,421
Base station controllers(1)	27	34	31
Mobile switching centers(1)	9	9	8
Media gateways(1)	17	17	25

(1)

Prior to the first quarter of 2010, newly-built or newly-acquired base transceiver stations, base station controllers, mobile switching centers and media gateways which were not yet in operation were included in the reports of the Company. Beginning in the first quarter of 2010, as disclosed herein, the Company included newly-built or newly-acquired base transceiver stations, base station controllers, mobile switching centers and media gateways in its various reports only when they were actually put in operation. Under the Prior Computation, the Company would have the following numbers:

	As of December 31,
	2007	2008	2009
Base transceiver stations	1,079	1,454	1,505
Base station controllers	27	34	34
Mobile switching centers	9	9	9
Media gateways	17	17	17

Other Communication Facilities

Our Palapa-C2 and Palapa-D satellite communication systems and fiber optic link to major commercial centers as well as remote areas of Indonesia are used in the provision of our MIDI services and for cellular backhaul.

Satellite Communication System. Communications satellites are of varying use, depending on features such as their footprint, or coverage areas, transponder power (typically stated in dBW), and transponder bandwidth. Transponder bandwidth, expressed in terms of megahertz, varies between C-band and Ku-band transponders. C-band is used worldwide as a standard for satellite communications to transmit signals with minimum atmospheric interference. They can provide very broad coverage over most of the Asian continent, making them very popular for applications such as television broadcasting. Ku-band transponders operate at a frequency of approximately 11-14 gigahertz. While Ku-band frequencies are more prone to moisture and rain attenuation than C-band frequencies, they are more suitable for small antenna applications. Ku-band is generally used for the same purposes as C-band, as well as for satellite news-gathering (truck-mounted antennas) and some VSAT applications. Ku-band is especially prevalent in areas with dense ground-based microwave systems. To compensate for loss of signal strength caused by moisture and rain attenuation, Ku-band transponders are generally of higher-power than C-band transponders and their footprints are smaller.

On August 31, 2009, we launched a new satellite, Palapa-D, to replace Palapa-C2 at orbital slot 113E, which will significantly increase our transponder capacity and provide wider satellite coverage. After a successful traffic transfer from Palapa-C2 to Palapa-D in early November 2009, Palapa-C2 is being moved to orbital slot 150.5E and will operate in inclined orbit until approximately 2014 to carry our cellular backhaul. When our Palapa-D satellite became operational, we significantly increased our transponder capacity, which allowed us to meet our own satellite transponder requirements, in addition to the requirements of customers who lease transponder capacity from us. Thus, approximately 60% of our Palapa-D standard C-band transponder capacity is currently being leased to third parties while the remaining 40% is being used to meet our own requirements. We expect to transfer the source of our own satellite requirements from Palapa D to Palapa-C2, thereby making approximately 40% of Palapa-D’s standard C-band transponder capacity, in addition to Palapa-D’s 11 new extended C-band transponders, available for lease to third parties.

The Palapa-D satellite has eleven 36-megahertz extended C-band transponders, twenty-four 36-megahertz standard C-band transponders, and five 36-megahertz Ku-band transponders wholly owned by us. The maximum power on each of the C-band and Ku-band transponders is 43 and 53 dBW, respectively. The Palapa-D satellite provides C-band coverage to substantially all of Asia with a footprint stretching from the Arabian Peninsula to Japan and China to New Zealand, including central and eastern parts of Australia. Its dBW levels range from a beam edge of 32 dBW to a beam center of 43 dBW. With this power, the Palapa-D satellite has the capability to provide uplink and downlink services from any location within the satellite footprint. The five Ku-band transponders provide coverage over Indonesia and some of ASEAN Countries with peak transponder power of 53 dBW.

The Palapa-C2 satellite has six 36-megahertz extended C-band transponders owned by Pasifik Satelit Nusantara, and twenty-four 36-megahertz Standard C-band transponders and four 72-megahertz Ku-band transponders owned by us. The maximum power on each of the C-band transponders is 40 dBW. Since the new location of Palapa-C2 is close to another satellite with the same Ku-band frequency plan, we, consistent with the rules and regulations of the International Telecommunication Union and our license, do not operate Ku-band transponders to avoid harmful interference from the other satellite. The Palapa-C2 satellite provides C-band coverage to substantially all of Asia, with a footprint stretching from Central Asia to Japan and southern China to New Zealand, including parts of Australia. Its dBW levels range from a beam edge of 32 dBW to a beam center of 40 dBW. With this power, the Palapa-C2 satellite has the capacity to provide uplink and downlink services from any location within the satellite footprint.

Fiber Optic and Microwave Terrestrial Links. Our new optical fiber backbone based on DWDM connects all provincial cities in Sumatera, Java, Kalimantan, and part of Sulawesi. The optical fiber backbone conveys cellular traffic within and between the cities at 40-60 gigabits per second and facilitates our progressive growth of Internet broadband through 3.5 HSDPA and fixed broadband wireless access. Due to capacity and technology considerations, the existing microwave terrestrial system has been shifted to cover remote spur route areas. As of December 31, 2009, we had fiber optic and microwave terrestrial links to more than 25 major cities nationwide. These links are primarily used to deliver Internet and other MIDI services to corporate customers.

In February 2008, we entered into a contract with NEC, Japan to construct the JAKABARE cable system, a new submarine cable system which is expected to connect Java, Kalimantan, Batam and Singapore and provide high capacity bandwidth for inter-island and international bandwidth requirements to/from Indonesia for cellular and MIDI services. This system can also be used as an alternate route for international bandwidth to/from Singapore, which we expect will increase the reliability and availability of our international cable systems. The JAKABARE cable system will be wholly-owned by us and is designed with a life span of 25 years. The system will be initially equipped with 160 gigabits per second capacity with its ultimate capacity at 1.2 terabits per second. The construction of this cable system is a multi-year project which was launched on November 17, 2009. It is forecasted to have an initial capacity sufficient to accommodate our bandwidth requirements up to 2012. By the end of 2010, we plan to have spent approximately US$1.2 million in capital expenditures towards construction of buildings, backhaul and supporting infrastructure for this cable system.

IP/MPLS Backbone and Metro Ethernet Network. As of December 31, 2009, we had completed our Metro Ethernet Network deployment project in more than 157 points of presence in Indonesia. Through this network, we provide virtual leased lines offering point-to-point Ethernet access, virtual private LAN service offering multipoint-to-multipoint Ethernet access and virtual private routed networks offering locally linked IP VPN and Internet. We also use our Metro Ethernet Network for backhauling our 2G and 3G cellular traffic. Dual redundant boxes for IP-MPLS Core have also been deployed in 10 cities and are connected through our fiber optic backbone. A Metro Ethernet network has also been deployed in nine major Indonesian cities to provide broadband access to the corporate market in high-rise buildings and cellular backhaul for 3.5 HSDPA service. Internet access, broadcasting service and data center connectivity are among the services used by our customers.

As the technology moves towards “all IP” and the demand of IP-based services is increasing due to its advantages over legacy networks, we aim to deploy a future network to allow IP-based services to be widely available in the region. In 2008, we completed construction of a Disaster Recovery Center (“DRC”) in Jatiluhur for corporate customers to allow them to have a data back-up center to secure and protect their business information.

Organizational Structure

The following chart illustrates our simplified corporate structure as of December 31, 2009, including our direct and indirect equity ownership in major subsidiaries, together with the jurisdiction of incorporation or organization of each entity. A complete list of our significant subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2009 is contained in Note 1d to our consolidated financial statements included elsewhere in this annual report.

Lintasarta was established in 1988. Pursuant to its articles of association, Lintasarta engages in the business of providing system data telecommunication and information technology services and network application services, which include providing physical infrastructure and software application and consultation services in data communication and information system for banking, finance and other industries.

PT Indosat Mega Media (“IM2”) was established in 1996 to engage in the business of providing Internet and television services.

PT Starone Mitra Telekomunikasi (“SMT”) was established in 2006 to provide telecommunication services and develop telecommunication infrastructure, including multimedia.

PT Artajasa Pembayaran Elektronis (“Artajasa”) was established in 2000 to provide general trade and application services to industries, particularly the banking industry, information technology consultation services, and telecommunication services.

Insurance

As of December 31, 2009, we carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance. During 2009, we did not have any insurance against consequential losses associated with the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 and Palapa-D satellites on terms and conditions consistent with industry practice. As of December 31, 2009, we had an insurance policy coverage with a total coverage limit of US$216.3 million, for total and partial loss of our Palapa-C2 and Palapa-D satellite.

In connection with our new Palapa-D Satellite, we procured an insurance policy with a coverage limit of US$206.1 million for total and partial loss.

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

Our most important properties are located in Jakarta (approximately 12,045 sq.m. used for international gateways and head office), Ancol (approximately 11,889 sq.m. used as a cable station and switching center), Tanjung Pakis, Karawang (approximately 1,850 sq.m. used as a cable station), Daan Mogot (approximately 130,000 sq.m. used as a satellite earth station complex), Jatiluhur (approximately 135,800 sq.m. used as a satellite earth station complex), Medan (approximately 6,780 sq.m. used for international gateways), Pantai Cermin (approximately 68,228 sq.m. used as an earth station and a cable station), Batam (approximately 2,000 sq.m. used for international gateways and an earth station), Tanjung Bemban (approximately 3,000 sq.m. used as a cable station), Surabaya (approximately 11,246 sq.m. used as a regional office) and Banyu Urip-Gresik (approximately 141,905 sq.m. used as an earth station, for international gateways and as a cable station), Takisung — Banjarmasin (approximately 1,000 sq.m. used as a cable station), Aeng Batu-batu-Makasar (approximately 2,000 sq.m. used as a cable station) and Sei Kakap Pontianak (approximately 5,000 sq.m. used as a cable station). Except for our property in Daan Mogot, which we lease from Telkom, we hold registered land rights to some of our properties, the initial periods of which range from approximately 20 to 30 years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3000 3001, 3869 999 Fax: (62-21) 3000 3754, 3000 3757

Jabotabek & Banten Regional Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

North Sumatera Regional Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4537 372

South Sumatera Regional Office	J1. Angkatan 45 No. 222 Palembang 30137, Indonesia Tel: (62-711) 605 9999 Fax: (62-711) 605 9966, 605 9977

Central Java & DI Yogyakarta Regional Office	Jl. Pandanaran No. 131 Semarang 50134, Indonesia Tel: (62-24) 3300 2000 Fax: (62-24) 3300 1001

West Java Regional Office	Jl. Asia Afrika No. 141-147 Bandung 40111, Indonesia Tel: (62-22) 3000 0900 Fax: (62-22) 4200 001

East Java & Bali Nusra Regional Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 5455 001 Fax: (62-31) 5322 982, 5464 414

Sulampapua Regional Office	Jl. Slamet Riyadi No. 4 Makassar 90111, Indonesia Tel: (62-411) 326 808 Fax: (62-411) 326 828

Kalimantan Regional Office	Jl. MT Haryono No. 69 Balikpapan 76114, Indonesia Tel: (62-542) 741 001, 3030 001 Fax: (62-542) 7514 001, 7206 750

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

Indonesia had an estimated population of approximately 227.35 million people as of 2008, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s gross domestic product, or GDP, has grown significantly from US$208.3 billion in 2003 to US$514.4 billion in 2008 in current U.S. dollars according to the World Bank, which represents a growth rate of 6.1%. This growth rate compares favorably against the approximately 2.6% and approximately 4.5% GDP growth experienced by Thailand and Malaysia, respectively, during the same period. According to the World Bank, GDP per capita at purchasing power parity has also increased from US$2,823 in 2003 to US$3,975 in 2008.

The Government, through the MCIT, has extensive regulatory authority and supervisory control over the telecommunications sector. While the Government has historically maintained a monopoly over telecommunications services in Indonesia, recent reforms, the majority of which came into effect on September 8, 2000, have attempted to create a regulatory framework to promote competition and accelerate infrastructure investment in telecommunications facilities.

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

Although cellular penetration is low relative to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 21.4 % in 2005 to approximately 61.8 % in 2008, a compound annual growth rate of 44.17%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2008, the number of fixed lines, including fixed wireless access, was approximately 30.4 million, representing a fixed-line penetration of 13.36%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2008:

	For the year ended December 31, 2008
	Population(1)	Fixed-line penetration(1)	Cellular penetration(1)(2)	GDP per capita
	(millions)			(US$)(3)
Hong Kong	6.98	58.9%	163%	43,922
Singapore	4.62	40.2%	138%	49,288
South Korea	48.15	44.3%	94.7%	27,939
Malaysia	27.01	15.9%	100.4%	14,215
Thailand	67.39	10.4%	92%	7,703
Philippines	90.35	4.3%	75.4%	3,510
China	1,337.41	27.3%	47.4%	5,962
India	1,181.41	3.2%	29.4%	2,972
Indonesia	227.35	13.4%	61.8%	3,975

(1)	Source: International Telecommunications Union World Telecommunication / ICT Indicators Database & World Bank estimates, ICT Statistics 2008.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the population.
(3)	Source: World Bank 2008.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 47.0 million as of December 31, 2005 to approximately 141.0 million as of December 31, 2008, representing an increase in cellular penetration from approximately 21.4% to approximately 61.8%. Despite this rapid growth rate, the cellular penetration rate of 61.8% as of December 31, 2008, is relatively low compared to other countries in the region.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2005	2006	2007	2008	Compound Annual Growth Rate 2005 – 2008
	(in millions, except percentages)
Indonesian population(1)	219	222	225	227	1.22%
Cellular subscribers(1)	47	64	93	141	44.17%
Cellular penetration(2)	21.4%	28.7%	41.6%	61.8%	42.43%

(1)	Source: International Telecommunications Union World Telecommunication / ICT Indicators Database ICT Statistics 2008, excluding fixed wireless access services.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and XL. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless access services licenses using CDMA technology to Telkom, Indosat, and Bakrie Telecom. As of December 31, 2009, these nationwide GSM operators collectively held almost 80% share of the Indonesian wireless market based upon our estimates. As of December 31, 2009, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 81.6 million cellular subscribers and approximately more than 50.0% GSM market share. We were the second largest cellular provider with approximately 33.1 million cellular subscribers and approximately 23.0% GSM market share as of the same date. XL, the third-largest provider, had approximately 31.4 million cellular subscribers and an approximately 21.0% GSM market share as of the same date. Fixed wireless access service is dominated by Telkom under the brand Flexi with 15.1 million subscribers, as reported in Telkom’s press release as of December 31, 2009. The second largest provider is Bakrie Telecom under the brand Esia with 10.6 million subscribers, as reported in Bakrie Telecom’s Full Year 2009 report. We are the third largest provider with 594,133 subscribers under the brand StarOne. There are other smaller players in Indonesian wireless market, such as HCPT, NTS, Mobile-8, Smart Telecom and STI.

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

International Long-Distance Market

International long-distance providers in Indonesia generate revenues from both inbound and outbound international long-distance traffic. The three international long-distance service providers are Telkom, which offers its “007” service, Bakrietel with its “009” IDD access code and us with our “001” and “008” access codes. Outgoing tariffs are based on rates set by the MCIT while incoming tariffs are settled at the applicable accounting rates. Outgoing traffic is generated by fixed-line and mobile subscribers and delivered to the three international service providers directly through international gateways or indirectly through Telkom’s PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom’s PSTN network through which it is ultimately switched to its intended destination.

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

Competition from VoIP providers offering services, including budget calls such as “01017” provided by Telkom and “FlatCall 01016” provided by us, and prepaid calling cards has adversely affected and is expected to continue to adversely impact revenues from traditional international long-distance calling services.

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

Satellite Services Market

In recent years, competition in the Asia-Pacific satellite market has been intense. Companies in this business compete primarily on coverage power, product offerings and price. On September 6, 2005 through MD No.13/2005, the Government issued regulations requiring all telecommunications operators using satellites in connection with the provision of telecommunications services to possess both earth station and space station operating licenses. These operating licenses will be granted only to telecommunications operators with a landing right and on the condition that the radio frequency spectrum used does not cause harmful interference to existing operators. Foreign satellites are allowed to operate in Indonesia if Indonesian telecommunications operators have reciprocal operating rights in such satellite’s country of origin.

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

•

Increased competition in international long-distance services. We expect further governmental deregulation and service quality improvements for VoIP services to increase competition for international long-distance services.

•

Moderate growth in call volumes. We believe continued domestic economic growth will stimulate incremental volume growth for international long-distance services. In addition, the growth of VoIP services is also expected to increase demand for international long-distance services.

MIDI Services

•

Increasing demand for advanced data communication services. We believe increasing Internet usage and the broadening market for multimedia applications will boost demand for sophisticated data communication services.

•

Intensified competition in the ISP market. As a result of market liberalization and the continued issuance of new licenses, we anticipate competition in the ISP market will increase. We believe competition will be based primarily on price, quality of service and network coverage.

•	Increasing demand for broadband services. We believe the expected increase in customer preference and demand for high-speed Internet access will stimulate growth of domestic broadband service.

Regulation of the Indonesian Telecommunications Industry

The Government of the Republic of Indonesia, through the MCIT, exercises both regulatory authority and control and implements policies that govern the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws as well as government, ministerial and directorate general regulations that are promulgated from time to time. Prior to March 1998, the Ministry of Tourism, Post and Telecommunications regulated the telecommunications industry in Indonesia. Following the 1999 general elections and a change of government in 2001, the Ministry of Communication assumed responsibility for regulating the telecommunications industry. In February 2005, the authority to regulate the telecommunications industry was transferred from the Ministry of Communication to the MCIT.

Through the MCIT, the Government regulates telecommunications network operations and the provision of telecommunications services. In addition, the MCIT regulates the radio frequency spectrum allocation for all telecommunications operators, each of whom must be licensed by the DGPT in order to utilize the radio frequency spectrum. In addition to radio frequency spectrum fees, the Government requires all telecommunications operators to pay a concession license fee equal to 0.5% of gross revenues, less interconnection expenses and provisions for bad debt, for each fiscal year, payable in equal quarterly installments.

The Government’s telecommunications reform policy is set out in its “Blueprint of the Indonesian Government’s Policy on Telecommunications” dated September 17, 1999. The policies, as stated in the blueprint, are to:

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

The Telecommunications Law

The Telecommunications Law became effective on September 8, 2000 and provides key guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced competition. The Government implements such guidelines through Government regulations, ministerial decrees or regulations and other directives by Government bodies. The Telecommunications Law grants the Government, through the Ministry of Communication, the power to make policies, and to regulate, supervise and control the telecommunications industry. Until 2005, the Ministry of Communication, the former regulatory body of the telecommunications industry, had authority over the telecommunications sector in Indonesia and could issue regulations, policies and licenses, and formulate tariffs.

Government Regulation No. 52/2000 on Telecommunications Operations (the “Telecommunications Operations Regulation”) and Government Regulation No. 53/2000 on Radio Frequency Spectrum and Satellite Orbits, were the initial implementing regulations of the Telecommunications Law. The Ministry of Communication also promulgated various decrees, including (i) Ministry of Communication Decree No. KM 20 TAHUN 2001, which was replaced by MCIT Decree No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operation (the “Telecommunications Network Regulation”), (ii) Ministry of Communication Decree No. KM 21 TAHUN 2001, which was amended by MCIT Decree No. 31/PER/M.KOMINFO/09/2008 on Telecommunications Services Operation (the “Telecommunications Services Regulation”), and (iii) Ministry of Communication Decree No. KM 31 TAHUN 2003, which was revoked by MCIT Decree No. 36/PER/M.KOMINFO/2008 and amended by MCIT Decree No. 31/PER/M.KOMINFO/8/2009 on the Establishment of an Indonesian Telecommunications Regulatory Body (the “Telecommunications Regulatory Body Regulation”).

On July 11, 2003, the Ministry of Communication promulgated the Telecommunications Regulatory Body Regulation, pursuant to which it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the BRTI, while maintaining the authority to formulate policies for the industry. The BRTI, which first convened in January 2004, consists of seven members, including a chair position held by the DGPT, from the DGPT and the Telecommunications Regulatory Committee. Members of the Telecommunications Regulatory Committee are appointed by the MCIT. All members of the Telecommunications Regulatory Committee must: (i) be Indonesian citizens; (ii) have professional expertise in telecommunications, information technology, economics, law or any social science; (iii) not have any interests in any of the telecommunications operators; and (iv) not serve as a director, commissioner or employee of any of the telecommunications operators.

Ministry of Communications Decree No. KM 67 of 2003 governs the relationship between the Ministry of Communications (and subsequently, MCIT) and the BRTI. As part of its regulatory function, BRTI is authorized to (i) carry out licensing for telecommunications networks and services in accordance with the MCIT’s policies and (ii) propose to the MCIT operational performance, service quality, interconnection charges and equipment standards for telecommunications networks and services. The BRTI is authorized to monitor and required to report to the MCIT on (i) the implementation of such operation performance standards; (ii) competition among network and service operators; and (iii) compliance with the standards of utilization of telecommunication equipment. As part of its controlling function, the BRTI is also required to report to the MCIT regarding (i) progress of any dispute resolution among network and service operators; (ii) the control of the use of telecommunications equipment and (iii) the implementation of service quality standards.

Classification of Telecommunications Providers

The Telecommunications Law classifies telecommunications providers into (i) network operators, (ii) services providers and (iii) special providers. Network operators are further classified as (i) fixed telecommunications network operators and (ii) mobile telecommunications network operators. Under the Telecommunications Law, licenses are required for each category of telecommunications operators. A telecommunications network operator is licensed to own and/or operate a telecommunications network. By contrast, a telecommunications service provider license allows a service provider to provide services, but does not require such provider to own a network. Special telecommunications licenses are required for providers of private telecommunications services or for purposes relating to broadcasting and national security interests. The Telecommunications Network Regulation provides that telecommunications network operating licenses must be issued by the MCIT. The Telecommunications Services Regulation differentiates the basic telephony service operating license to be issued by the MCIT from the other value-added telephony and some multimedia service operating licenses issued by the DGPT.

Termination of Exclusivity Rights

In 1995, Telkom was granted a monopoly to provide local fixed-line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo (which has subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law and MCIT Decree No. 21 (2001), the Government terminated the exclusive rights of Telkom and the duopoly rights of Indosat and Satelindo. The Government instead adopted a duopoly policy with Telkom and us competing as full network and service providers.

The market for provision of IDD services was liberalized in August 2003 with the termination of Indosat’s and Satelindo’s exclusive rights. We began operating fixed line services in 2002 and fixed wireless access and DLD services in 2003 after receiving our DLD services license. Telkom subsequently received an IDD services license and began offering IDD services under the international access code “007” in 2004 in direct competition with us.

In an attempt to liberalize DLD services, the Government issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the MCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively expand to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, MCIT promulgated regulation No. 43/P/M.KOMINFO/12/2007, which delayed the implementation of the DLD access code until April 3, 2008 and also set forth a schedule on implementing “01X” long distance access. In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services. In April 2008, these access codes were implemented in Balikpapan. Balikpapan residents are able to choose from options “0”, “01016” or “01017” to connect their long distance calls. Whether the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board of Indosat and Telkom’s fixed phone service customers .

Tariff for Fixed and Cellular Services

The MCIT is responsible for setting and adjusting tariff formulas. In 2006, the MCIT promulgated a number of ministerial decrees/regulations, such as (i) No. 8/Per/ M.KOMINF /02/2006 on cost-based interconnection, (ii) No. 2/ PER/M.KOMINFO/1/2006, No. 4/PER/M.KOMINFO/1/2006, No. 7/PER/M.KOMINFO/2/2006, and No. 19/PER/M.KOMINFO/3/2006 on 3G Service Provision, (iii) No. 5/PER/M.KOMINFO/1/2006 on Telecommunication Kiosk, (iv) No. 09/PER/M.KOMINF/02/2006, which was replaced by No. 15/PER/M.KOMINFO/4/2008 on Fixed Telecommunications Tariff, (v) No. 11/Per/M.KOMINF/ 02/2006 on Lawful Interception, (vi) No. 12 Per/M.KOMINF/02/2006, which was replaced by MCIT Regulation No. 09/PER/M.KOMINFO/09/2008 on Cellular Tariffs, and (vii) MCIT Decision No. 102/ Kep/M.Kominfo/10/2006 on Indosat 2G and 3G Cellular Network License, as amended by MCIT Decree No. 181/2006 on Migration of FWA Network to 800MHz Allocated Frequency. In 2007, the MCIT promulgated new ministerial decrees, including No. 162/2007 on the 800 MHz radio frequency channel allocation for operating FWA-CDMA and cellular networks (amendment of MCIT decree No. 181/2006), MCIT Regulation No. 05/PER/M.KOMINFO/2/2007 on Guidance For Tariff Implementation on USO Contributions, No. 03/PER/M.KOMINFO/1/2007 on Leased Circuits, No. 11/PER/M.KOMINFO/4/2007 (now No. 38/2007) on the implementation of infrastructure development using USO funds and MCIT Regulation No. 43/P/M.KOMINFO/12/2007 on changes to all four FTPs (Fundamental Technical Plans)—2000, which delayed the date of implementation of the long distance access code in Balikpapan to April 3, 2008. In April 2008, the MCIT promulgated ministerial regulation No. 9/PER/M.KOMINFO/04/2008 on tariff determination for cellular services, which determines the type and structure of cellular retail tariffs based on a formula, and No. 15/PER/M.KOMINFO/04/2008 on tariff determination for basic telephony services through fixed networks.

The tariff covers basic telephony, roaming and multimedia services. The tariff for basic telephony services includes activation fees, monthly fees, usage fees and value-added service fees. Ceiling tariffs for retail cellular services differ between operators due to the use of different calculation methods. Based on the new regulation, the tariff value of basic telephony services through fixed networks and SMS as an additional facility must be calculated by the operator using a cost-based formula with the calculation results stated as ceiling tariffs. The Government is expected to change the fixed telecommunications tariff formulations in the near future. The Government regulates the tariff formulations for Leased Circuit businesses through MCIT Regulation No. 03/PER/M.KOMINFO/1/2007.

Consumer Protection

Under the Telecommunications Law, each operator must meet certain service levels. In the event of losses caused by a telecommunication operator’s fault or negligence, the aggrieved party may file claims for damages against the telecommunications operator.

MCIT Regulations on service level standards can be found in: (i) MCIT Regulation No. 11/PER/M.KOMINFO/09/2008 dated April 21, 2008 on the Service Level for Basic Telephony Service in Local Fixed Network, (ii) MCIT Regulation No. 12/PER/M.KOMINFO/09/2008 dated April 21, 2008 on the Service Level for Basic Telephony Service in the Cellular Mobile Network, and (iii) MCIT Regulation No. 13/PER/M.KOMINFO/4/2008 on the Service Level for Basic Telephony Service in Fixed Networks with Limited Mobility.

Public Telephone

Based on our fixed telecommunications license for basic telephony service, we have an obligation to provide public telephone lines consisting of 3.0% of the installed network capacity for fixed telecommunications networks that we build.

Universal Service Obligations

Under the Telecommunications Law, all telecommunications network and service operators are bound by Universal Service Obligations (“USO”), which require participation by all operators in the provision of telecommunications facilities and infrastructure in MCIT USO-designated areas. The USO is a measure intended to provide telecommunication access and/or services to areas that previously lacked access or service.

Through Government Regulation No. 28/2005 and MCIT Regulation No. 15 PER/M.KOMINFO/9/2005, the Government announced regulations establishing the mechanism for USO payments and changing the USO tariff from Rp750 for each successful international outgoing or incoming call to 0.75% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts. By Government Regulation No. 7/2009, the Government increased this USO tariff from 0.75% to 1.25%.

In March 2004, the MCIT promulgated Decree No. KM 34 TAHUN 2004, which included specifications for USO implementation program zones, technical requirements, operation, financing and monitoring (“KM 34/2004”). KM 34/2004 has been replaced with MCIT Regulation No. 11/PER/M.KOMINFO/4/2007, which, in turn, has been amended by MCIT Regulation No. 38/PER/M.KOMINFO/09/2007, which regulates the procedure for utilizing USO funds to develop network and telecommunication services in areas with no telecommunication network. In 2008, the Government promulgated MCIT Regulation No. 32/PER/M.KOMINFO/10/2008 (as amended by MCIT Regulation No. 03/PER/M.KOMINFO/02/2010), which replaced MCIT Regulation No. 11/PER/M.KOMINFO/4/2007. According to this decree, a telecommunication network provider which has won tender to provide telecommunication services in areas with no telecommunication network (a “USO Zone”) will use the funds collected through the USO tariff to provide telecommunication access and services, including telephony service, SMS and internet access. While providing such telecommunication service in USO Zones, a telecommunications provider has the right to: (i) use technology, (ii) enter into interconnection arrangement with other telecommunication providers, and (iii) use a frequency spectrum of 2.390-2.400 MHz.

Interconnection Arrangements

In accordance with the express prohibitions in the Telecommunications Law on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law requires network providers to allow users on one network to access users or services on other networks by paying fees agreed upon by each network operator. The Telecommunications Operations Regulation provides that interconnection charges between two or more network operators shall be transparent, mutually agreed on and fair.

On February 8, 2006, through MCIT Regulation No. 8/PER/M.KOMINFO/02/2006, the Government issued new interconnection provisions setting out a cost-based interconnection regime, which replaced the previous revenue-sharing interconnection regime. As required under this regulation, the Government set a formula as guidance for calculating the interconnection cost for every operator. The results of the calculation are evaluated and used by the Government as a reference point.

Operators must include the result of the government’s formula in all RIO proposals, together with the proposals for call scenarios, traffic routing, point of interconnection, procedure for requesting and providing interconnection, and other matters. RIO proposals must also disclose the type of interconnection services and tariffs charged for each service offered. Interconnection access providers must implement a queuing system on a First-in-First-Serve basis. Additionally, the interconnection mechanism must also be transparent and without any discrimination.

Dominant IDD telecommunications operators, such as us, and non-dominant operators submitted RIOs in September 2006. The RIOs of dominant operators were approved by the Government in October 2006 and the implementation of the new regime began in January 2007 through bilateral agreements among operators. Based on current regulations, RIOs can be amended every year. On April 11, 2008, the Government approved RIO proposals from dominant operators to replace the previous RIOs.

The Government’s National Fundamental Technical Plan sets out technical requirements for routing plans, numbering, and technical aspects for interconnection of the networks of telecommunications operators, which allows all network operators to interconnect directly without rather than through the PSTN.

Fee Regime

Under the Telecommunications Law, in conjunction with other regulations, each telecommunications operator is required to pay the Government a license concession fee, a frequency fee and a satellite orbit fee, as applicable. The concession license fee for each telecommunications operator is approximately 0.5% of gross revenues, consisting of revenues from leasing of networks, interconnection charges, activation of new customers, usage charges, roaming charges and SIM card charges. In addition to these fees, the Government requires all telecommunications operators to pay a USO tariff equal to 1.25% of gross revenues less interconnection expenses and provisions for bad debt for each fiscal year, payable in equal quarterly installments. The frequency fee for GSM 900, DCS 1800 and FWA networks is calculated by applying a formula principally based on the number of transmission receiver units per BTS owned by the telecommunications operator. For 3G services, an operator is required to pay the frequency fee based on its bandwidth allocated frequency. In addition, certain users must pre-pay a one-time satellite orbital connection fee while their satellites are in operation.

Prepaid Cellular Subscriber Registration

On October 28, 2005, the Government began requiring telecommunications operators to register prepaid cellular subscribers. The regulations specified that such registration process must be completed no later than April 28, 2006, which deadline was later extended to September 28, 2006. We instituted procedures in order to complete the required registration at the initial point of sale and finalized the mandatory registrations by the deadline through the cancellation of 1.3 million unregistered accounts. As stated in MCIT Regulation No. 23//M.KOMINFO/10/2005 on Registration of Telecommunication Service Customers, all operators have an ongoing duty to register their new prepaid cellular subscribers.

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the in-orbit placement and operation of our satellites are subject to registration with the Radio Regulation Bureau. Following the World Radiocommunication Conference, which took place from October 22, 2007 to November 16, 2007, some of Indonesia’s satellite characteristics at orbital slots 113E and 150.5E have been reinstated by the International Telecommunication Union. To facilitate utilization of the 150.5E orbital slot, the DGPT promulgated Decree No. 79/DIRJEN/2009 on March 12, 2009, which created a working group consisting of the DGPT, Telkom and us. In conjunction, on March 16, 2009, the MCIT issued Letter No. 110/M. KOMINFO/03/2009 agreeing to work with us and Telkom to facilitate prompt utilization of the orbital slot.

Frequency of Fixed Wireless Access-CDMA

Through MCIT Decree No. 181/2006, the Government reallocated 800 MHz frequency to FWA operators as part of a frequency clearance for 3G services (IMT-2000) to Bakrie Telecom, Telkom, Mobile-8, and us. We had previously been granted 5 MHz in uplink and downlink in the following frequencies: uplink frequency 1880-1885 MHz and downlink 1960-1965 MHz in Jakarta, Banten and West Java and uplink and downlink frequency 830-835 MHz and downlink 875-880 MHz in other parts of Indonesia. According to the new regulation, we have been granted 2x1.23 MHz in frequency (uplink 842.055-843.285 MHz and downlink 887.055-888.285 MHz) in Jakarta, Banten and West Java and (uplink 843.285-844.515 MHz and downlink 888.285-889.515) nationwide. The migration of the frequency was successfully implemented as of December 31, 2007.

Tower Sharing Obligation

On March 17, 2008, the MCIT issued MCIT Regulation No. 02/PER/M. KOMINFO/3/2008 on the Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“Tower Decree”). Under the Tower Decree, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and location at which telecommunications towers can be constructed. In addition, telecommunications providers that own telecommunication towers and tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers (other than the tower used for its main network), without any discrimination.

Moreover, on March 30, 2009 the Minister of Home Affairs, the Minister of Public Works, the MCIT and the Head of the Indonesia Investment Coordinating Board promulgated the Joint Regulation No. 19/PER/M. KOMINFO/03/2009 on the Guidelines on Construction and Utilization of Sharing Telecommunication Towers. (the “Joint Regulation”) requires a tower construction permit for every tower built and used for telecommunications services demonstrating compliance with certain technical specifications. However, through the enactment of this Joint Regulation, the Tower Decree prevails as long as any provision contemplated therein is not contrary with the provisions regulated under the Joint Regulation.

Other than the Joint Regulation and the Tower Decree, several regional authorities have implemented regulations limiting the number and location of telecommunication towers and require operators to share in the utilization of telecommunications towers.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto as of December 31, 2008 and 2009. The audited consolidated financial statements have been prepared in accordance with IFRS. Certain amounts (including percentage amounts) have been rounded for convenience.

A. OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2009, we were the second-largest cellular operator in Indonesia in terms of number of cellular subscribers. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

Factors Affecting our Results of Operations and Financial Condition

Our results of operations and financial condition have been affected and will continue to be affected by a number of factors, including the following:

Cellular Subscriber Base and Usage Patterns

Our number of cellular subscribers and their usage of our cellular services directly affects our cellular operating revenues as well as our operating expenses, including interconnection expenses and depreciation and amortization expenses. In order to meet increasing demand for our services, we may be required to expand our cellular network coverage and capacity, which requires additional capital expenditures. Increases in our capital expenditures affects our cash flows, interest expense and depreciation expense.

We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 33.1 million subscribers (including wireless broadband subscribers) as of December 31, 2009.

In 2009, we implemented a strategy to minimize lower-value “calling card” type subscribers, whom we believed were short-term subscribers and were not likely to recharge their SIM cards. Pursuant to this strategy, we identified the prepaid subscribers who did not reload their starter packs after we significantly reduced the benefits (such as activation bonuses and on-net preloads) available to such subscribers. We believe this strategy contributed significantly to the decline in our subscriber base during 2009. Due to such strategy, during the first nine months of 2009, we removed 6.8 million such subscribers. Our total subscribers declined by approximately 9.2% from December 31, 2008, but our cellular operating revenues declined by only 1.6% for the year ended December 31, 2009 compared to the same period in 2008. Starting in the third quarter of 2009, we began seeing signs of stabilization in our subscriber base and we added 4.4 million subscribers, net of subscriber disconnections, in the fourth quarter of 2009.

Competition

We face intense competition in all of our business segments. Among other things, such competition affects the tariffs we are able to charge for our services, demand for and usage of our services and our operating margins and results of operations.

The cellular services business in Indonesia has become increasingly competitive, as demonstrated by the aggressive subscriber acquisition programs of Indonesian cellular operators in recent years. Competition in the cellular communications industry has historically been based on network coverage, technical quality, price, the availability of data services and special features, and the quality and responsiveness of customer service. Commencing in 2007, competition became more focused on pricing as many operators, including ourselves, began to offer significant promotional discounts to attract subscribers, which we believe to have resulted in high customer churn rates. The high Indonesian customer churn rate can be attributed to the high price sensitivity of subscribers, especially prepaid users and the low switching costs for postpaid subscribers, due to limited contractual lock-ins. Beginning in late 2009, we believe that the market focus on pricing as the key determinant in customers’ product selection has declined and that subscribers are again focused on the historical drivers of network coverage, technical quality, price, the availability of data services and special features.

Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel, us and XL, accounted for almost 80.0% of the wireless subscriber base in Indonesia in 2009. We compete with Telkomsel and XL primarily on the basis of network coverage, quality or service and price. We believe that the size of our subscriber base provides us with a significant competitive advantage over the smaller cellular providers, since we have a larger base of “on net” subscribers and we are able to provide more attractive pricing for on net calls, since we do not pay any interconnection charges to third parties.

Competition in our MIDI services has also continued to increase. During the last few years, competition among data communications service providers has intensified principally due to the issuance of new licenses after the deregulation of the Indonesian telecommunications industry. In addition, our satellite operations, which primarily consist of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs, face competition from foreign and domestic service providers serving the same customer base.

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. The Government may issue more licenses for IDD services to other telecommunications operators, which will increase competition in our fixed telecommunications operations.

We expect competition in our three business segments to continue to be intense. Competition has had, and is expected to have, an impact on our results of operations and financial condition.

Tariff and Pricing Levels

Under existing regulations, the MCIT establishes a tariff formula that determines the amounts that operators may charge for cellular and fixed telecommunications services. However, the MCIT allows cellular and fixed telecommunications operators, including us, to offer promotional packages that offer prices lower than the ceiling tariff determined in accordance with the tariff formula. We currently price our cellular services under a variety of ongoing promotional programs intended to attract new subscribers, stimulate demand and improve our competitive position. Any changes in our pricing structure, either as a result of Government tariff policies or in response to competition, could affect our revenues, operating results and financial condition.

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

Capital Expenditures

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. In order to address the demand associated with the substantial increase in subscribers and in network usage during 2008 through 2009, we had to substantially increase our capital expenditures, in particular to expand the capacity of our network. For the year ended December 31, 2008 and 2009, our actual consolidated capital expenditures totaled Rp12,285.2 billion and Rp11,567.4 billion (US$1,230.6 million), respectively. During 2010, we intend to allocate US$550 million to US$700 million for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2010 for capital expenditure commitments in prior periods, will result in approximately US$1,000 to US$1,200 million total actual capital expenditures for 2010 to be used for the development of fixed assets in our cellular, fixed data and fixed telecommunications business lines. See “—Capital Expenditures.”

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. We expect to continue to finance our capital expenditures through such sources. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2010, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

In addition, unexpected changes in technology, demand for increased network capacity from our subscribers and responses to the operations and product innovation of our competitors may require us to increase our capital expenditures, which could affect our revenues, operating results and financial condition.

Foreign Exchange Volatility

The Indonesian rupiah has appreciated considerably over the last decade from its low point of approximately Rp17,000 per U.S. dollar during the Asian financial crisis. During the period between January 1, 2007 through December 31, 2009, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp8,672 per U.S. dollar, and, during the year 2009, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,065 per U.S. dollar to a high of Rp9,293 per U.S. dollar. The prevailing Bank Indonesia exchange rate was Rp9,400 per U.S. dollar on December 31, 2009. While a substantial portion of our operating revenues is denominated in Indonesian rupiah, a portion of our operating revenues is U.S. dollar-denominated or U.S. dollar-linked. U.S. dollar-linked revenues are based on U.S. dollar rates billed in Indonesian rupiah at the prevailing U.S. dollar to Indonesian rupiah exchange rate. In addition, a substantial portion of our borrowings, capital expenditures and operating expenses, including interest payments on our Guaranteed Notes due 2010, Guaranteed Notes due 2012 and ING/DBS Syndicated Loan Facility, are denominated in currencies other than Indonesian rupiah, principally the U.S. dollar. As of December 31, 2009, 57.6% of our borrowings were denominated in Indonesian rupiah, with the balance in U.S. dollars. A depreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, the Indonesia rupiah value of expenses payable in U.S. dollars will increase by the same factor, thereby requiring us to convert more Indonesian rupiah to pay our U.S. dollar obligations. Conversely, an appreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, it causes a decrease in revenue from foreign carriers for inbound international calls, roaming by foreign carriers’ subscribers in Indonesia and operating revenues from our MIDI services and satellite operations. For the years ended December 31, 2008, we recorded a loss on foreign exchange-net of Rp885.7 billion and a gain on foreign exchange-net of Rp1,656.4 billion for the year ended December 31, 2009.

In addition, certain of our monetary assets and liabilities are subject to foreign currency exposure. These monetary assets primarily consist of cash, cash equivalents and accounts receivable from foreign telecommunications carriers, as well as our foreign currency-denominated accounts receivable. Our monetary liabilities subject to foreign currency exposure consist of procurements payable, loans payable and bonds payable which were incurred for capital expenditure-related liabilities. The level of our net monetary assets is influenced by the extent to which incoming calls exceed outgoing calls in our IDD business and our foreign currency denominated source of revenues. In an effort to manage our foreign currency exposure and lower our overall funding costs, we entered into several foreign currency swap contracts. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not continue to be adversely affected by our exposure to exchange rate risk. Our exposure to foreign exchange fluctuations, particularly as against the U.S. dollar, may increase if we incur additional U.S. dollar-denominated debt to finance our capital expenditure plans.

In February and March 2009, we obtained consents to amendments to certain of our debt instruments and agreements in order to provide additional flexibility in our debt to equity, debt to EBITDA and EBITDA to interest payment ratio maintenance covenants. While we believe that such amendments will provide us with sufficient cushion in the event of volatility in the Indonesian rupiah / U.S. dollar exchange rates, we cannot assure you that further and more intense volatility than that experienced in the past 12 months will not occur, which could cause us to breach our financial covenants. See “—Principal Indebtedness.”

Overview of Operations

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI and fixed telecommunications (principally international long-distance) services. The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the years ended December 31,
	2008		2009
	Rp		Rp	US$
	(Rp in billions, US$ in millions, except percentages)
IFRS:
Operating revenues:
Cellular	14,185.4	74.9	13,959.7	1,485.1	74.9
MIDI	2,733.4	14.4	2,712.6	288.6	14.6
Fixed telecommunications	2,029.6	10.7	1,957.2	208.2	10.5

Total operating revenues	18,948.4	100.0%	18,629.5	1,981.9	100.0%

The principal drivers of our operating revenues for all of our services are our subscriber base, usage levels and the rates for services. Usage levels for our services are affected by several factors, including continued growth in demand for telecommunications services in Indonesia, the continued development of the Indonesian economy, and competition.

Cellular Services. We derive our cellular services operating revenues from charges for cellular usage, value-added features, monthly subscriptions, sales of wireless broadband modems and cellular handsets, and connection fees, as well as interconnection charges from other telecommunications providers and tower leasing fees. In the fourth quarter of 2008, we began recording sales of wireless broadband modems and usage of wireless broadband data communications as cellular services operating revenues. Such revenue was previously recorded under MIDI services operating revenues.

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the years ended December 31,
	2008		2009
	Rp		Rp	US$
	(Rp in billions, US$ in millions, except percentages)
IFRS:
Usage charges	7,021.9	49.5	5,844.5	621.8	41.9
Value-added services	5,052.6	35.6	5,999.0	638.2	43.0
Interconnection revenues	1,826.0	12.9	1,491.8	158.7	10.7
Connection fees	75.0	0.5	40.3	4.3	0.3
Monthly subscription charges	66.3	0.5	184.2	19.6	1.3
Sale of Blackberry handsets and modems	82.4	0.6	206.5	22.0	1.5
Tower leasing	—	—	62.4	6.6	0.4
Others	61.2	0.4	131.0	13.9	0.9

Total cellular services operating revenues	14,185.4	100.0%	13,959.7	1,485.1	100.0%

A substantial proportion of our cellular subscribers, approximately 96.7% as of December 31, 2009, are prepaid subscribers. We offer a variety of value-added services, to our prepaid subscribers, which have increased cellular services operating revenues from value-added services, particularly SMS and value-added SMS, which allows subscribers to access a variety of information, such as politics, sports and business news. Revenues from SMS and other value-added services represented 35.6% and 43.0% of our cellular services operating revenues for the year ended December 31, 2008 and 2009, respectively. We expect the revenues derived from SMS and other value-added services to continue to increase, which we believe will be primarily driven by our wireless broadband services, the popularity of social networking sites and the development of other popular online content.

We recognize cellular revenues as follows:

•	cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through our cellular network;

•	for post-paid subscribers, monthly service fees are recognized as the service is rendered;

•

for prepaid subscribers, the activation component of starter package sales is recognized as revenue over the estimated life of customer relationship. Sales of initial/reload vouchers are recorded as deferred revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime;

•	sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers;

•	revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers;

•	cellular revenues are presented on a net basis, after compensation to value added service providers;

•	revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI Services. Our MIDI services operating revenues consist primarily of revenues from (i) Internet services provided by us, Indosat Mega Media (“IM2”) and PT Aplikanusa Lintasarta (“Lintasarta”), (ii) IP VPN services, high-speed leased lines and frame relay services provided by us and Lintasarta, (iii) digital data network services provided by Lintasarta, and (iv) satellite services.

We deferred installation service revenues for Internet services, frame net, World link and Direct line services, upon the completion of the installation or connection of equipment, and recognized as revenue over the expected customer relationship. We recognize revenues from monthly service fees and other MIDI services as the services are rendered. Revenues from usage charges for Internet services are recognized monthly based on the duration of Internet usage or based on the fixed amount of charges depending on the arrangement with the customers. We record satellite revenues on a straight-line basis over the lease period for the transponder. Monthly rent for satellite transponder capacity is based primarily on leased capacity.

A substantial portion of our MIDI services operating revenues is denominated in U.S. dollars and is thus affected by fluctuations in the Indonesian rupiah/U.S. dollar exchange rate. Our MIDI services operating revenues have also been affected recently by a number of other factors, including competition from domestic and international providers, declining tariffs and a migration from legacy services to IP-based services. We expect such trends to continue but believe that the effects on our operating revenues will be offset by increased volume of services leased by our corporate customers and increased demand for our customized services, as well as the operation of our new Palapa-D satellite.

Fixed Telecommunications Services. Fixed telecommunications services include international long-distance, fixed wireless access services, and fixed line services. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 80.5% of our operating revenues from fixed telecommunications services for the year ended December 31, 2009, and fixed wireless access and fixed line services represented the balance.

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

Fixed Wireless Access Services. As of December 31, 2009, we had 594,133 fixed wireless access subscribers in 82 cities in Indonesia. By the end of 2009, we expanded our fixed wireless access services to several additional cities in order to create capacity for approximately four million fixed wireless access subscribers. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

Fixed wireless access revenues arising from usage charges are recognized based on the duration of successful calls made through our fixed network. For postpaid subscribers, monthly service fees are recognized as the service is provided. For prepaid subscribers, the activation component of starter package sales is deferred and recognized as revenue over the estimated life of the customer relationship Sale of initial or reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line Services. We currently have local and domestic long-distance coverage of 82 major cities in Indonesia. Revenues from fixed line installations are recognized as revenue over the estimated life of customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through our fixed network.

Operating Expenses

Our principal operating expenses include cost of services, depreciation and amortization, personnel costs, marketing expenses and administration and general expenses.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Indonesian rupiah. Such expenses may include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Costs of Services. Costs of services expenses include interconnection expenses, radio frequency licenses, maintenance, utilities, leased circuits, rents, the cost of SIM cards and pulse reload vouchers, and the cost of handsets and modems.

Depreciation and Amortization. We use the straight-line depreciation method for our property, facilities and equipment over their estimated useful lives. A significant portion of our depreciation expenses relate to our cellular services assets. As we continue to expand and enhance the coverage, capacity and quality of our networks, we expect expenses for depreciation to increase.

Marketing. Marketing expenses primarily include exhibition, promotion and advertisement expenses associated with our marketing programs.

Personnel. Personnel costs primarily include salaries, incentives and other employee benefits, employee income tax, bonuses, post-retirement healthcare benefits and outsourcing.

Administration and General. Administration and general expenses primarily include rent, professional fees, provision for impairment losses on receivables, transportation, utilities, insurance, office, catering, communications, training, education and research and others.

Other Income (Expense)

The major components of our other income (expense) are interest income, gain (loss) on foreign exchange—net, financing cost, gain (loss) on change in the fair value of derivatives—net. Foreign exchange gain or loss has typically been affected by the amount of non-Indonesian rupiah-denominated debt outstanding, accounts receivable from overseas international carriers and non-Indonesian rupiah-denominated cash and cash equivalents. We currently hedge a portion of our U.S. dollar-denominated obligations under our Guaranteed Notes due 2010, Guaranteed Notes due 2012 and our ING/DBS Syndicated Loan Facility. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.” Financing cost includes interest on loans, bank charges and loss on repurchase of our Guaranteed Notes due 2010 and Guaranteed Notes due 2012.

Taxation

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current period operations, except to the extent that they relate to items previously charged or credited to stockholders’ equity.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

Net Income

Our net income for the years ended December 31, 2008 and 2009 is not necessarily commensurate to our operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our net income over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange net, and gain or loss on change in the fair value of derivatives net.

Results of Operations

The following table sets forth selected comprehensive income data expressed as a percentage of total operating revenues for the periods indicated:

	For the years ended December 31,
	2008	2009
IFRS:
Operating revenues:
Cellular	74.9%	74.9%
MIDI	14.4%	14.6%
Fixed telecommunications	10.7%	10.5%

Total operating revenues	100.0%	100.0%

Operating expenses:
Cost of services	33.6%	37.0%
Depreciation and amortization	24.0%	29.9%
Personnel	8.7%	7.8%
Marketing	4.9%	4.4%
General and administration	3.9%	3.7%

Total operating expenses	75.1%	82.8%

Net Profit:
Operating income	24.9%	17.2%
Other income (expense)-net	11.5%	3.6%
Profit before income tax	13.4%	13.6%
Income tax benefit (expense)-net	2.6%	4.2%
Profit attributable to Non-controlling interest	0.1%	0.3%
Profit attributable to Owners of the Company	10.7%	9.1%

The following table sets forth our operating revenues from our various business segments for the periods indicated:

	For the years ended December 31,
	2008		2009
	Rp		Rp	US$
	(Rp in billions, US$ in millions, except percentages)
IFRS:
Cellular Services
Usage charges	7,021.9	49.5%	5,844.5	621.8	41.9%
Value-added services	5,052.6	35.6%	5,999.0	638.2	43.0%
Interconnection revenue	1,826.0	12.9%	1,491.8	158.7	10.7%
Connection fees	75.0	0.5%	40.3	4.3	0.3%
Monthly subscription charges	66.3	0.5%	184.2	19.6	1.3%
Sale of Blackberry handsets and modems	82.4	0.6%	206.5	22.0	1.5%
Tower leasing	—	—	62.4	6.6	0.4%
Others	61.2	0.4%	131.0	13.9	0.9%

Subtotal	14,185.4	100.0%	13,959.7	1,485.1	100.0%

MIDI
Internet	703.9	25.8%	677.4	72.1	25.0%
IP VPN	585.6	21.4%	566.1	60.2	20.9%
World link and direct link	456.7	16.7%	394.2	41.9	14.5%
Frame net	315.8	11.6%	276.5	29.4	10.2%
Leased line	231.5	8.5%	211.1	22.5	7.8%
Application services	118.9	4.3%	146.1	15.6	5.4%
Digital data network	124.9	4.6%	144.6	15.4	5.3%
Satellite lease	96.3	3.5%	113.1	12.0	4.2%
MPLS	25.2	0.9%	67.1	7.1	2.4%
TV link	8.7	0.3%	6.2	0.7	0.2%
Others	65.9	2.4%	110.2	11.7	4.1%

Subtotal	2,733.4	100.0%	2,712.6	288.6	100.0%

Fixed Telecommunications
International Calls	1,657.9	81.7%	1,576.4	167.7	80.5%
Fixed Wireless	244.3	12.0%	249.9	26.6	12.8%
Fixed Line	126.7	6.2%	129.9	13.8	6.6%
Others	0.7	0.1%	1.0	0.1	0.1%

Subtotal	2,029.6	100.0%	1,957.2	208.2	100.0%

Total	18,948.4		18,629.5	1,981.9

Operating Revenues

Year ended December 31, 2009 to Year Ended December 31, 2008

Total operating revenues decreased marginally from Rp18,948.4 billion in 2008 to Rp18,629.5 billion (US$1,981.9 million) in 2009, or 1.7%, primarily as a result of a decrease in our cellular services revenue. During 2009, operating revenues from cellular services decreased by Rp225.8 billion, or 1.6%, from Rp14,185.5 billion in 2008. Operating revenues from MIDI services decreased by Rp20.8 billion, or 0.8%, from Rp2,733.4 billion in 2008. Operating revenues from fixed telecommunications services in 2009 decreased marginally by Rp72.4 billion, or 3.6%, from Rp2,029.6 billion in 2008.

Cellular Services. In 2009, we recorded cellular services operating revenues of Rp13,959.7 billion (US$1,485.1 million), a decrease of 1.6% from Rp14,185.4 billion in 2008. We believe that the decrease was primarily a result of our value strategy, which started in 2009, to minimize lower-value “calling card” type subscribers. Removing “calling-card” type subscribers resulted in a decline of less than 1.6% in cellular operating revenues. In addition, we believe that the reduction of our cellular services operating revenues also resulted from the decline of our ARPU from Rp38,639 in 2008 to Rp37,330 in 2009. Operating revenues from cellular services represented 74.9% of our total operating revenues for 2009, which is the same percentage (74.9%) for 2008.

Usage charges decreased by Rp1,177.4 billion, or 16.8%, from 2008, and represented 41.9% of our total cellular services operating revenues. This decrease in usage was primarily due to the decrease in our subscriber base, which was partially offset by an increase in our revenues from value-added features.

In 2009, cellular services operating revenues generated by value-added services increased by Rp946.4 billion, or 18.7%, compared to 2008. The contribution of value-added services to cellular services operating revenues increased by 7.4% from 35.6% in 2008 to 43.0% in 2009. The increase in operating revenues from value-added services, as well as the increase in the contribution of revenues from value-added services to our overall cellular operating revenues, was driven by an increase in usage of our wireless broadband services.

MIDI Services. In 2009, operating revenues from MIDI services remained relatively constant, with Rp2,733.4 billion in 2008 and Rp2,712.6 billion (US$288.6 million) in 2009. Internet operating revenues continued to represent the largest component of MIDI services operating revenue, although there was a decrease in Internet operating revenues of Rp26.5 billion in 2009. The reduction in operating revenues from Internet services, as well as international and domestic leased line services, was primarily due to increased competition and a decline in prices of our services.

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp2,029.6 billion in 2008 to Rp1,957.2 billion (US$208.2 million) in 2009. Operating revenues from international calls and fixed wireless access services represented 80.5% and 12.8%, respectively, of fixed telecommunications services operating revenues in 2009. The remaining 6.7% of fixed telecommunications services operating revenues in 2009 was generated by fixed line and other services. Revenues from international calls decreased from Rp1,657.9 billion in 2008 to Rp1,576.4 billion (US$167.7 million) in 2009 due to a decrease in outgoing IDD traffic from non-Indosat subscribers. The total volume of international calls from our “001” and “008” gateways increased by 0.9% from 1,958.4 million minutes in 2008 to 1,976.7 million minutes in 2009. Total incoming traffic remained relatively stable, with 1,484.4 million minutes in 2008 and 1,477.1 million minutes in 2009, primarily due to volume commitments from foreign telecommunications operators. Outgoing traffic increased by 5.9% from 474.0 million minutes in 2008 to 502 million minutes in 2009 primarily due to increased user traffic from our subscribers, such as those using the “Flatcall 01016” service.

Operating Expenses

Operating expenses increased by Rp1,193.2 billion, or 8.4%, from Rp14,226.4 billion in 2008 to Rp15,419.6 billion (US$1,640.4 million) in 2009, primarily due to increases in depreciation and amortization expenses and cost of services expenses, which are our two biggest operating expenses. This increase was offset in part by decreases in personnel costs, marketing expenses and administration and general expenses in the year.

Cost of services expenses increased by Rp520.3 billion, or 8.2%, from Rp6,376.0 billion in 2008 to Rp6,896.3 billion (US$733.6 million) in 2009, primarily as a result of increased Government levies on frequency fees, our annual 3G license fee payment, including the fees for added spectrum in 2009, USOs and concession fees. The increase can also be attributed to rental payments for additional BTSs, increases in the cost of modems and handsets driven by higher BlackBerryTM sales, and increases in expenses relating to our leased line, Internet and transponder leasing operations.

Depreciation and amortization expenses increased by 22.1% from Rp4,555.9 billion in 2008 to Rp5,561.4 billion (US$591.6 million) in 2009, primarily as a result of the continued growth of our fixed asset base, including our new Palapa-D satellite, as well as the accelerated depreciation of unutilized elements of our cellular network. Our property and equipment increased from Rp62,989.1 billion in 2008 to Rp74,312.0 billion (US$7,905.5 million) in 2009.

Personnel costs decreased by Rp187.4 billion, or 11.4%, from Rp1,639.0 billion in 2008 to Rp1,451.6 billion (US$154.4 million) in 2009, primarily due to a decrease in the effective personnel income tax rate, as well as decreases in bonuses, incentives and other employee benefits, outsourcing expenses and post-retirement healthcare benefits.

Marketing expenses decreased by Rp101.2 billion, or 11.0%, from Rp918.1 billion in 2008 to Rp816.9 billion (US$86.9 million) in 2009, primarily due to a decrease in advertising, promotion and exhibition expenses, in line with the targeted marketing strategy and efficiency program we have adopted.

Administration and general expenses decreased by Rp44.0 billion, or 6.0%, from Rp737.4 billion in 2008 to Rp693.4 billion (US$73.8 million) in 2009 primarily due to decreases in transportation costs, training, education and research costs, professional fees, office services expenses and catering costs, as we continued to implement our efficiency program, designed to minimize non-operational costs.

Operating Income

As a result of the above factors, operating income decreased by Rp1,512.1 billion, or 32.0%, from Rp4,722.0 billion in 2008 to Rp3,209.9 billion (US$341.5 million) in 2009.

Other Expenses-Net

Other expenses-net decreased by Rp1,491.6 billion, from Rp2,172.9 billion in 2008 to Rp681.3 billion (US$72.5 million) in 2009, primarily due to gains on foreign exchange, driven by the appreciation of the Indonesian rupiah against the U.S. dollar. From a loss on foreign exchange-net Rp885.7 billion in 2008, we recorded a gain on foreign exchange-net of Rp1,656.4 billion (US$176.2 million) in 2009.

We recorded a gain on change in fair value of derivative-net of Rp136.6 billion in 2008 and a loss on change in fair value of derivatives-net of Rp486.9 billion (US$51.8 million) in 2009 due to the appreciation of the Indonesian rupiah against the U.S. dollar.

We recorded a decrease in interest income to Rp139.0 billion (US$14.8 million) in 2009, which represented a decrease of Rp321.1 billion, or 69.8%, over 2008, due to the lower average cash balance we maintained.

Others-net increased by Rp91.2 billion, from Rp25.6 billion in 2008 to Rp116.8 billion (US$12.4 million) in 2009 primarily due to an increase in damage losses caused by more natural calamities, such as earthquakes, that occurred in Indonesia in 2009 compared to 2008 in which the insurance company decreased the claimable amount for the insured damaged assets as more restrictions were imposed on the amended agreements we filed and the withholding income taxes and VAT we incurred.

Taxation

We recorded income tax expense—net of Rp485.3 billion in 2008 compared to Rp781.5 billion (US$83.1 million) in 2009. The increase in income tax expense-net was primarily due to the adjustment of the income tax rate in 2008.

Net Income

Our net income decreased by Rp316.8 billion, or 15.3%, from Rp2,063.8 billion in 2008 to Rp1,747.0 billion (US$185.9 million) in 2009 due to the foregoing factors.

B. LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of our telecommunications business. Our telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although we have substantial existing network infrastructure, we expect to incur additional capital expenditures in order to focus cellular network development in areas that we anticipate to be high-growth areas, as well as to enhance the quality and coverage of our existing network.

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

Cash Flows

The following table sets forth certain information regarding our historical cash flows:

	For the years ended December 31,
	2008	2009
	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Net cash flows:
Provided by operating activities	6,513.3	4,051.2	431.0
Used in investing activities	(10,286.9)	(10,670.7)	(1,135.2)
Provided by financing activities	1,458.5	3,724.7	396.2

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp6,513.3 billion and Rp4,051.2 billion (US$431.0 million) for 2008 and 2009, respectively. In 2009, net cash provided by operating activities decreased primarily due to an increase in operating expenses driven by an increase in payments to suppliers and an increase in long-term prepaid licenses, which includes the prepayment of Rp320 billion for our 3G license. We attribute the decreasing trend in cash flows provided by operating activities primarily to the corresponding increase in operating expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp10,286.9 billion and Rp10,670.7 billion (US$1,135.2 million) for 2008 and 2009, respectively. Net cash used in investing activities for 2008 and 2009 has been driven primarily by significant acquisitions of property and equipment, totaling Rp10,307.9 billion and Rp10,684.7 billion (US$1,136.7 million), respectively, as we expanded our network coverage and capacity during the year. The property and equipment purchased consisted primarily of exchange and network assets, subscribers’ apparatus and other equipment and buildings and building & leasehold improvements.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to Rp1,458.5 billion and Rp3,724.7 billion (US$396.2 million) in 2008 and 2009, respectively. Net cash provided by financing activities in 2009 related primarily to proceeds from long-term loans amounting to Rp3,892.8 billion (US$414.1 million) and the issuance of the Seventh Indosat Bonds and Fourth Syari’ah Bonds totaling Rp1,500.0 billion (US$159.6 million), which was partially offset by the payment of a cash dividend of Rp939.3 billion (US$99.9 million) and the repayment of long-term loans of Rp632.8 billion (US$67.3 million).

Principal Indebtedness

The following table shows our outstanding borrowings as of December 31, 2008 and 2009:

	As of December 31,
	2008	2009
	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Loans payable (net of unamortized issuance costs and unamortized consent fees, and current maturities)	10,812.2	12,715.5	1,352.7
Bonds payable (net of unamortized issuance costs, unamortized discount, unamortized consent fees, and current maturities)	10,315.6	8,472.2	901.3
Current maturities of loans payable	572.5	1,440.3	153.2
Current maturities of bonds payable	56.4	2,840.7	302.2

The increase in loans payable (net of unamortized issuance cost, unamortized consent fee and current maturities) to Rp12,715.5 billion (US$1,352.7 million) as of December 31, 2009 from Rp10,812.2 billion as of December 31, 2008 was primarily due to the new loans from Bank Central Asia, Bank Mandiri and SEK, and additional drawings on our HSBC France facility. The decrease in bonds payable (net of unamortized issuance cost, unamortized discount, unamortized consent fees and current maturities) from Rp10,315.6 billion as of December 31, 2008 to Rp8,472.2 billion (US$901.3 million) as of December 31, 2009 was primarily due to the repayment of Series A of our Third Indosat Bonds.

Certain of our debt instruments (other than the Guaranteed Notes due 2010 and Guaranteed Notes due 2012) and loan agreements obligate us to maintain a specified maximum ratio of debt (or loans) to equity, or the debt to equity ratio, which, prior to February 2009, was 1.75 to 1.0, or 175%. As a result of amendments we requested to such instruments and agreements, and agreed with our lenders and the Trustee for bondholders in February and March 2009, the debt to equity ratio is now 2.50 to 1.0, or 250%. We also requested and were granted consents to amendments to certain defined terms in the debt to equity ratios so that the definition is uniform across all such instruments and agreements. The Guaranteed Notes due 2010 and the Guaranteed Notes due 2012 do not contain a debt to equity ratio requirement.

Our debt increased 30.5% from Rp16,692.2 billion as of December 31, 2007 to Rp21,756.7 billion as of December 31, 2008 primarily due to (i) an increase in the issuance of new debt in 2008 to support the increase in capital expenditures in 2008 compared to 2007 and (ii) the accounting impact of the depreciation of the Indonesian rupiah against the U.S. dollar. The U.S. dollar to Indonesian rupiah exchange rate fell from US$1.00 to Rp9,393 as of December 31, 2007 to US$1.00 to Rp10,950 as of December 31, 2008. Because a portion of our liabilities are U.S. dollar-denominated, we were exposed to fluctuations in the Indonesian rupiah. Recent depreciation in the Indonesian rupiah and an increase in foreign exchange volatility exposed us to short-term accounting adjustments which impacted our financial ratios.

To help address the impact of such currency fluctuations going forward, in 2009, we amended the debt to equity ratio covenants in all of our applicable debt instruments and agreements to increase the ratio from 1.75 to 2.50, in order to provide us with additional “cushion” in the event of adverse foreign exchange movements. We also amended the debt to equity ratio covenants in order to better reflect the effect of our hedging policies on this ratio, and amended the definitions of “Debt” and “Equity” in such debt instruments and agreements in order to provide additional headroom under these line items. The Guaranteed Notes due 2010 and the Guaranteed Notes due 2012, do not contain a debt to equity requirement.

As part of the amendments approved in 2009, we obtained consents to the following amendments to defined terms in certain of our applicable debt instruments and agreements (other than the Guaranteed Notes due 2010 and Guaranteed Notes due 2012): (i) excluding non-cash items, including foreign exchange gains or losses, from the definition of “EBITDA”; (ii) excluding interest-bearing procurement payables from the definition of “Debt” unless their maturities are in excess of six months from the invoice date; and (iii) including in “Equity” (a) minority interests, for entities the debt of which is 100% consolidated by us, and (b) subordinated shareholder loans.

While we believe that the foregoing amendments will provide us with sufficient cushion in the event of volatility in the U.S. dollar—Indonesian rupiah exchange rates, we cannot assure you that further and more intense volatility than that experienced in the past 12 months will not occur, which could cause us to breach our financial covenants.

Set forth below are calculations of our historical financial ratios that are contained in our financial covenants under Indonesian GAAP as required by our debt agreements. The historical financial ratios as of December 31, 2008 are calculated based on the amended definitions of “Debt” (also defined as “Loan” in certain translations of our debt instruments and agreements), “Equity” and “EBITDA” in our various debt instruments and agreements as if such defined terms applied as of such dates.

		As of and for the years ended December 31,
	Ratio Requirement	2008	2009
		Rp	Rp	US$
		(Rp in billions, US$ in millions, except percentages)
Financial Position and Comprehensive Income Data:
Current maturities from:
Loans payable		572.5	1,440.3	153.2
Bonds payable		56.4	2,840.7	302.2
Loans payable—net of current maturities:
Related party		1,596.2	2,192.5	233.2
Third parties		9,216.0	10,528.8	1,120.1
Bonds payable—net of current maturities		10,315.6	8,472.2	901.3
Unamortized issuance cost, consent solicitation fees and discounts		312.3	338.4	36.0

Total Debt(1)		22,069.0	25,812.9	2,746.1
Total Assets		51,693.3	55,041.5	5,855.5
Total Liabilities		33,994.8	36,753.2	3,909.9
Total Equity(2)		17,698.5	18,288.3	1,945.6

Operating Income		4,733.3	3,213.0	341.8
Depreciation and Amortization		4,555.9	5,561.4	591.6

EBITDA(3)		9,289.2	8,774.4	993.4

Interest Expense(4)		1,776.0	1,808.6	192.4

Financial Ratios:
Debt to Equity ratio(5)	<2.50x	1.25x	1.41x	—
Debt to EBITDA ratio(6)	<3.50x	2.38x	2.94x	—
EBITDA to Interest Expense ratio(7)	>3.00x	5.23x	4.85x	—

(1)

We define total debt as total loans payable and bonds payable (current and non-current maturities), unamortized issuance cost (loans, bonds and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes).

According to the amended definition, “Debt” means, with respect to any person on any date of determination (without duplication):
(a)

the principal of and premium (if any) in respect of debt of such person for money borrowed and debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable which in any such case, bears interest or on which interest accrues; and

(b)

all obligations of such person in relation to procurement payables constituting accounts payable to such person’s suppliers which bear interest or on which interest accrues and payment for such accounts payable is due more than six (6) months after the relevant invoice date, but, in relation to any member of the Company or its subsidiaries (together the “Group”), or the Group, deducting all indebtedness advanced by any (direct or indirect) shareholder of the Company to such member of the Group which is subordinated to any indebtedness falling under paragraph (a) or (b) above.

(2)

We define equity as total stockholders’ equity and minority interest. According to the amended definition, “Equity” means total assets less total liabilities, where total liabilities exclude all indebtedness advanced by any (direct or indirect) shareholder of the Company to any member of the Group which is subordinated to any Debt.

(3)

We have defined EBITDA as earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense, depreciation and minority interest in net income of subsidiaries as reported in the consolidated financial statements included in this annual report prepared under Indonesian GAAP. EBITDA is not a standard measure under either Indonesian GAAP or IFRS. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Indonesian GAAP or IFRS, or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. According to the amended definition, “EBITDA” means, for any period, an amount equal to the sum of operating income (calculated before finance costs, taxes, non-operating income or expenses and extraordinary and exceptional items) plus depreciation and amortization and, in the case of any testing or calculation of the ratio of aggregate Debt of the Group, to EBITDA of the Group after giving pro forma effect to any material acquisition or disposal of assets or businesses as if such acquisition or disposal had occurred on the first day of such period. The following table reconciles our net income under Indonesian GAAP to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2008	2009
	Rp	Rp	US$
	(Rp in billions, US$ in millions)
EBITDA under Indonesian GAAP	9,289.2	8,774.4	933.4
Adjustments:
Amortization of goodwill	(227.3)	(235.4)	(25.0)
Interest income	460.1	139.0	14.8
Financing cost (including interest expense)	(1,858.3)	(1,873.0)	(199.3)
Gain (loss) on change in fair value of derivative—net	136.6	(517.7)	(55.1)
Others—net	(33.6)	(150.3)	(16.0)
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	176.2
Income tax expense—net	(419.8)	(677.3)	(72.0)
Depreciation and amortization	(4,555.9)	(5,561.4)	(591.6)
Minority interest in net income of subsidiaries	(26.8)	(56.5)	(6.0)

Net income under Indonesian GAAP	1,878.5	1,498.2	159.4

The following table reconciles our EBITDA under Indonesian GAAP to IFRS for the periods indicated:

	For the years ended December 31,
	2008	2009
	Rp	Rp	US$
	(Rp in billions, US$ in million)
EBITDA under Indonesian GAAP	9,289.2	8,774.4	933.40
Deferred connection fees	(11.3)	(3.1)	(0.30)
EBITDA under IFRS*	9,277.90	8,771.30	933.10

*	See “Item 3: Key Information - Selected Financial and Other Data” for reconciliation of our EBITDA under IFRS to our profit attributable to owners of the Company under IFRS.

(4)	“Interest Expense” means, for any period, interest expense on Debt.
(5)

Using IFRS results, Total Debt would be Rp22,069.0 billion and Rp25,807.1 billion as of December 31, 2008 and 2009, respectively, and Total Equity would be Rp17,736.5 billion and Rp18,518.5 billion as of December 31, 2008 and 2009, respectively, resulting in a Debt to Equity ratio of 124% and 139% as of December 31, 2008 and 2009, respectively.

(6)

Using IFRS results, Total Debt would be Rp22,069.0 billion and Rp25,807.1 billion as of December 31, 2008 and 2009, respectively, and EBITDA would be Rp9,277.9 billion and Rp8,771.3 billion for the year ended December 31, 2008 and 2009, respectively, resulting in a Debt to EBITDA ratio of 238% and 294% as of December 31, 2008 and 2009, respectively.

(7)

Using IFRS results, EBITDA would be Rp9,277.9 billion and Rp8,771.3 billion for the year ended December 31, 2008 and 2009, respectively, and Interest Expense would be Rp1,830.1 billion and Rp1,859.9 billion for the year ended December 31, 2008 and 2009, respectively, resulting in an EBITDA to Interest Expense ratio of 507% and 472% as of December 31, 2008 and 2009, respectively.

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions.

The following table summarizes our primary long-term indebtedness and bonds payable as of December 31, 2008 and 2009.

	As of December 31,
	2008	2009
	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Bonds Payable:
Fifth Indosat Bonds—net of unamortized bonds issuance cost	2,593.1	2,587.2	275.2
Guaranteed Notes Due 2010—net of unamortized notes issuance cost	2,563.5	2,202.7	234.3
Seventh Indosat Bonds—net of unamortized bonds issuance cost	—	1,293.8	137.6
Sixth Indosat Bonds—net of unamortized bonds issuance cost	1,075.7	1,073.0	114.1
Guaranteed Notes Due 2012—net of unamortized notes discount and unamortized notes issuance cost	1,185.3	1,018.8	108.4
Fourth Indosat Bonds—net of unamortized bonds issuance cost	810.5	811.0	86.3
Third Indosat Bonds—net of unamortized bonds issuance cost	637.3	637.9	67.9
Indosat Sukuk Ijarah III—net of unamortized bonds issuance cost	567.8	566.4	60.3
Indosat Sukuk Ijarah II—net of unamortized bonds issuance cost	399.0	398.1	42.4
Indosat Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost	283.4	283.6	30.2
Second Indosat Bonds	200.0	199.4	21.2
Indosat Sukuk Ijarah IV—net of unamortized bonds issuance cost	—	199.0	21.2
Limited Bonds II issued by Lintasarta(1)	31.1	25.0	2.6
Limited Bonds I issued by Lintasarta(2)	25.3	17.0	1.8

Total bonds payable	10,372.0	11,312.9	1,203.5
Less current maturities	56.4	2,840.7	302.2

Bonds Payable: Non-current portion	10,315.6	8,472.2	901.3

Loans Payable:
Related Party—net of unamortized debt issuance cost	1,796.2	2,592.5	275.8
Third parties—net of unamortized bonds issuance cost	9,588.5	11,563.3	1,230.1
Total loans payable	11,384.7	14,155.8	1,505.9

Less current maturities	572.5	1,440.3	153.2
Loans payable: Non-current portion	10,812.2	12,715.5	1,352.7

(1)	After elimination of Limited Bonds II amounting to Rp35.0 billion issued to the Company.
(2)	After elimination of Limited Bonds I amounting to Rp9.6 billion issued to the Company.

Indosat Bonds

The specific terms of each of our Second Indosat Bonds, Third Indosat Bonds, Fourth Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds and Seventh Indosat Bonds (the “Indosat Bonds”), are discussed below. The Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. We agreed to certain covenants in connection with the issuance of the Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•	a ratio of total debt to EBITDA of less than 3.5 to 1.00, as reported in each annual consolidated financial report;

•	a debt to equity ratio of 2.5 to 1, as reported in each quarterly consolidated financial report; and

•	a ratio of EBITDA to interest expense, as reported in each annual consolidated financial report of at least 3.0 to 1.

On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Indosat Bonds, and obtained consents to amend the definitions of “Debt,” “EBITDA,” to include new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement governing these bonds, pursuant to the terms of the deed of amendment for the Second, Third, Fourth, Fifth and Sixth Indosat Bonds.

Second Indosat Bonds. On November 6, 2002, we issued our Indosat Bonds II (the “Second Indosat Bonds”), with fixed and/or floating rates, the only outstanding series of which are the Series B bonds. The Series B bonds, with an original face value of Rp200.0 billion, bear interest at a fixed rate of 16.0% per annum and are payable quarterly for 30 years beginning February 6, 2003. We have the right to redeem the Series B bonds, in whole but not in part, on each of the 5th, 10th, 15th, 20th and 25th anniversaries of the issuance of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds have a put right that allows such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds is reduced to “id AA-” or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the issuance of the Series B bonds. The Series B bonds mature on November 6, 2032.

Third Indosat Bonds. On October 15, 2003, we issued our Indosat Bonds III (the “Third Indosat Bonds”), the only outstanding series of which are the Series B bonds. The Series B bonds, which will mature on October 22, 2010 and have a total face value of Rp640.0 billion, bear interest at a fixed rate of 12.875% per annum. Interest on the Third Indosat Bonds is paid on a quarterly basis. We have the right to make early payment for all of the Series B bonds on the fourth and sixth anniversaries of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at the market price.

Fourth Indosat Bonds. On June 21, 2005, we issued our Indosat Bonds IV (the “Fourth Indosat Bonds”). The Fourth Indosat Bonds have a total face value of Rp815.0 billion and will mature in June 21, 2011. The Fourth Indosat Bonds bear interest at a fixed rate of 12.0% per annum, payable on a quarterly basis. We have the right to prepay all of the bonds on the fourth anniversary of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at the market price.

Fifth Indosat Bonds. On May 29, 2007, we issued our Indosat Bonds V (the “Fifth Indosat Bonds”), in two series with a total face value of Rp2,600.0 billion. The Series A bonds, which have a face value of Rp1,230.0 billion, will mature on May 29, 2014 and the Series B bonds, which have a face value of Rp1,370.0 billion, will mature on May 29, 2017. The Series A bonds bear interest at a fixed rate of 10.20% per annum and the Series B bonds bear interest at a fixed rate of 10.65% per annum. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at the market price, either temporarily or for the purpose of early settlement.

Sixth Indosat Bonds. On April 9, 2008, we issued our Indosat Bonds VI (the “Sixth Indosat Bonds”), in two series with a total face value of Rp1,080.0 billion. The Series A bonds, which have a face value of Rp760.0 billion, will mature on April 9, 2013 and the Series B bonds, which have a face value of Rp320.0 billion will mature on April 9, 2015. The Series A bonds bear interest at a fixed rate of 10.25% per annum and the Series B bonds bear fixed interest rate of 10.80% per annum. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at market price, either temporarily or for the purpose of early settlement.

Seventh Indosat Bonds. On December 8, 2009, we issued our Indosat Bonds VII (the “Seventh Indosat Bonds”), in two series with a total face value of Rp1,300.0 billion. The Series A bonds, which have a face value of Rp700.0 billion, will mature on December 8, 2014 and the Series B bonds, which have a face value of Rp600.0 billion, will mature on December 8, 2016. The Series A bonds bear interest at a fixed rate of 11.25% per annum and the Series B bonds bear interest at a fixed rate of 11.75% per annum. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at market price, either temporarily or for the purpose of early settlement.

Guaranteed Notes due 2010

In October 2003, our finance subsidiary, Indosat Finance Company B.V., issued the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 have a total face value of US$300.0 million and mature on November 5, 2010. The Guaranteed Notes due 2010 bear interest at a fixed rate of 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004. Indosat Finance Company B.V. may redeem up to a maximum of 35.0% of the original aggregate principal amount of the Guaranteed Notes due 2010 with the proceeds of one or more public equity offerings by us, at a price equal to 107.75% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2010 are also redeemable at the option of Indosat Finance Company B.V. in whole or in part at any time on or after November 5, 2008 at 103.875%, on or after November 5, 2009 at 101.9375% and on or after November 5, 2010 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 are listed on the Luxembourg Stock Exchange and the Official List of the Singapore Exchange Securities Trading Limited.

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

We received the proceeds of the Guaranteed Notes due 2010 on November 5, 2003 pursuant to an intercompany loan agreement with Indosat Finance Company B.V. and used the proceeds primarily to repay a portion of our existing indebtedness. We agreed to certain covenants in connection with the issuance of the Guaranteed Notes due 2010, including but not limited to agreements restricting our ability to:

•	incur additional debt;

•	pay dividends or make distributions with respect to capital stock;

•	purchase or redeem capital stock;

•	incur liens;

•	sell, pledge, hypothecate or otherwise dispose of any share of capital stock of our subsidiaries;

•	sell assets;

•	enter into arrangements that restrict dividends from our subsidiaries;

•	enter into transactions with, or for the benefit of, any affiliates;

•	enter into sale and leaseback transactions;

•	engage in businesses other than the telecommunications business; or

•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between us and one or more of our wholly owned subsidiaries.

On January 11, 2006, we completed a consent solicitation in connection with the Guaranteed Notes due 2010. The primary purpose of the consent solicitation was to modify certain covenants related to the Guaranteed Notes due 2010 to conform to those covenants related to the Guaranteed Notes due 2012. By conforming the terms of the Guaranteed Notes due 2010 to the Guaranteed Notes due 2012, we were seeking to achieve increased managed and administrative efficiencies and to modify certain covenants contained in the indenture related to the Guaranteed Notes due 2010 that were more restrictive. On September 19, 2008, we completed a change of control offer for the Guaranteed Notes due 2010. As of March 31, 2010, there are US$234.7 million principal amount of the Guaranteed Notes due 2010 outstanding (gross of the unamortized notes issuance cost).

On May 11, 2010, we, together with Indosat Finance Company B.V. (“Indosat Finance”) and Indosat International Finance Company B.V. (“Indosat International”), announced the commencement by Indosat Finance and Indosat International of cash tender offers to purchase for cash any and all of Indosat Finance’s outstanding Guaranteed Notes due 2010 and Indosat International’s outstanding Guaranteed Notes due 2012. In addition to its offer to purchase the 2010 Notes, Indosat Finance is also soliciting, as one proposal, consents to certain proposed amendments to the amended and restated indenture, dated as of January 25, 2006 (the “2010 Indenture”), which would shorten the notice period for optional redemption of the Guaranteed Notes due 2010, and to the release of Indosat International as a guarantor under the 2010 Indenture. The offers are currently expected to expire at 12:00 midnight, New York City time, on June 17, 2010, unless extended or terminated by Indosat Finance or Indosat International.

Guaranteed Notes due 2012

On June 22, 2005, our finance subsidiary, Indosat International Finance Company B.V., issued the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 have a total face value of US$250.0 million which was issued at 99.3% of their principal amount and mature on June 22, 2012. The Guaranteed Notes due 2012 bear interest at a fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The Guaranteed Notes due 2012 are redeemable at the option of Indosat International Finance Company B.V. in whole or in part at any time on or after June 22, 2010 at 103.5625%, on or after June 22, 2011 at 101.7813% and on or after June 22, 2012 at 100.0% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, Indosat International Finance Company B.V. may redeem up to a maximum of 35.0% of the original aggregate principal amount, from the proceeds of one or more public equity offerings at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The Guaranteed Notes due 2012 are also redeemable at the option of Indosat International Finance Company B.V., in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and The Netherlands that would require Indosat International Finance Company B.V. or us to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of Indosat International Finance Company B.V. (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of its assets), a holder of the notes has the right to require Indosat International Finance Company B.V. to repurchase all or any part of such holder’s notes at purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date. Indosat has guaranteed the payment obligations in connection with the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 are listed on the Official List of the Singapore Exchange Securities Trading Limited.

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

On September 19, 2008, we completed a change of control offer for the Guaranteed Notes due 2012. As of March 31, 2010, there are US$109.4 million principal amount of the Guaranteed Notes due 2012 outstanding (gross of the unamortized notes discount and notes issuance costs).

Concurrently with the tender offer for the Guaranteed Notes due 2010, we also launched a tender offer for the Guaranteed Notes due 2012. See “— Guaranteed Notes due 2010.”

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd as the original lender, and The Royal Bank of Scotland, N.V. (formerly known as ABN Amro Bank, N.V.) as the facility agent, for an export credit facility (the “Export Credit Facility”) in the aggregate principal amount of US$38.0 million. The Export Credit Facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The Export Credit Facility has an interest rate of 4.15% per annum, which was calculated with reference to the commercial interest reference rate for U.S. dollars. Once amounts under the Export Credit Facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The Export Credit Facility contains certain financial covenants. During 2008 and 2009, we paid installments on this facility in the amount of US$7.6 million and US$7.6 million, respectively.

Syari’ah Ijarah Bonds (Sukuk Ijarah)

The specific terms of each of our First Syari’ah Ijarah Bonds, Second Syari’ah Ijarah Bonds, Third Syari’ah Ijarah Bonds and Fourth Syari’ah Ijarah Bonds (the “Syari’ah Ijarah Bonds”), are discussed below. The Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt.

In connection with the issuance of the Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in our Indosat Bonds. In addition, we are also prohibited from performing activities which contravene Syari’ah principles. Aside from these prohibitions, there are no material differences in the covenants between the Syari’ah Ijarah Bonds and the Indosat Bonds. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Syari’ah Ijarah Bonds, and obtained consents to amend to the definitions of “Debt,” “EBITDA,” to add new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement governing these bonds.

First Syari’ah Ijarah Bonds. On June 21, 2005, we issued our Sukuk Ijarah Indosat I (the “First Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The First Syari’ah Ijarah Bonds have a total face value of Rp285.0 billion and mature on June 21, 2011. Holders of the First Syari’ah Ijarah Bonds receive an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee expected to be paid to the holders of the First Syari’ah Ijarah Bonds is Rp34.2 billion per annum. We have the right to make early payment for all of the First Syari’ah Ijarah Bonds on the fourth anniversary of the First Syari’ah Ijarah Bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the issuance of the First Syari’ah Ijarah Bonds, we have the right to buy back part or all of the First Syari’ah Ijarah Bonds at the market price, either temporarily or for the purpose of early settlement.

Second Syari’ah Ijarah Bonds. On May 29, 2007, we issued our Sukuk Ijarah Indosat II (the “Second Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Second Syari’ah Ijarah Bonds have a total face value of up to Rp400.0 billion and mature in May 29, 2014. Holders of the Second Syari’ah Ijarah Bonds receive an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee to be paid to the holders of the Second Syari’ah

Ijarah Bonds is Rp40.8 billion per annum. After the first anniversary of issuance of the Second Syari’ah Ijarah Bonds, we have the right to buyback part or all of such bonds at the then-prevailing market price.

Third Syari’ah Ijarah Bonds. On April 9, 2008, we issued our Sukuk Ijarah Indosat III (the “Third Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Third Syari’ah Ijarah Bonds have a total face value of up to Rp570.0 billion and mature in April 9, 2013. Holders of the Third Syari’ah Ijarah Bonds receive an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee expected to be paid to the holders of the Third Syari’ah Ijarah Bonds is Rp58.4 billion per annum. After the first anniversary of the issuance of the Third Syari’ah Ijarah Bonds, we have the right to buyback part or all of such bonds at the then-prevailing market price.

Fourth Syari’ah Ijarah Bonds. On December 8, 2009, we issued our Sukuk Ijarah Indosat IV (the “Fourth Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Fourth Syari’ah Ijarah Bonds have a total face value of Rp200.0 billion. The Series A Syari’ah Ijarah Bonds, which have a face value of Rp28.0 billion, will mature on December 8, 2014 and the Series B Syari’ah Ijarah Bonds, which have a face value of Rp172.0 billion, will mature on December 8, 2016. Holders of the Fourth Syari’ah Ijarah Bonds receive an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee expected to be paid to the holders of the Fourth Syari’ah Ijarah Bonds is Rp3.2 billion per annum for the Series A Fourth Syari’ah Ijarah Bonds and Rp20.2 billion per annum for the Series B Fourth Syari’ah Ijarah Bonds. After the first anniversary of the issuance of the Fourth Syari’ah Ijarah Bonds, we have the right to buyback part or all of such bonds at the then-prevailing market price.

Goldman Sachs International Loan Facility

On May 30, 2007, we received from Goldman Sachs International (“GSI”) a loan amounting to Rp434.3 billion, which was received in U.S. dollars amounting to US$50.0 million, for the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at a fixed annual rate of 8.75%, which is payable quarterly every February 28, May 30, August 30 and November 30, commencing August 30, 2007, up to May 30, 2012.

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

We are required to notify GSI regarding of certain events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under our Guaranteed Notes due 2012, (iii) default under any notes issued or guaranteed by us where the settlement is in U.S. dollars or default under any notes issued or guaranteed by us where the settlement is in Indonesian rupiah, (iv) redemption, purchase or cancellation of the Guaranteed Notes due 2012 and there being no other U.S. dollar indebtedness outstanding upon such redemption, purchaser or cancellation and (v) a change of control. On June 24, 2008, GSI waived its rights to terminate the loan as a result of the change of control triggered by Qtel’s acquisition of a 40.81% interest in our issued and outstanding share capital in June 2008.

Bank Central Asia Loan Facilities

On August 28, 2007, we obtained a five-year Rp1,600.0 billion unsecured credit facility from Bank Central Asia (“BCA”) for the repayment of our Syndicated Loan Facility II and the purchase of telecommunications equipment. The loan bears (i) fixed annual interest rates for the first two years (9.75% on the first year and 10.5% on the second year) and (ii) floating interest rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. On September 20, 2007, we obtained an additional credit facility of Rp400.0 billion from BCA. As a result, the aggregate principal amount under our credit facility with BCA is Rp2,000.0 billion. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. On September 27, October 26 and December 27, 2007, we made the first, second and third loan drawdowns totaling Rp2,000.0 billion. On September 27, 2008, we paid the first semi-annual installment amounting to Rp200.0 billion.

Under the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Indosat Bonds.

On September 17, 2008, the Company entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500.0 billion for the purchase of, and/or the refinancing of debt incurred to purchase, telecommunications equipment. The loan bears interest at 3-month JIBOR plus 2.25% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year. On March 16, 2009, the Company made the loan drawdown amounting to Rp500.0 billion. Voluntary early repayment (in whole or for any part of the loan) is permitted with a penalty of 1% of the prepaid amount. Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

On February 12, 2009, the Company amended its five-year and three-year BCA credit facility agreements, based on the consent letter received on February 6, 2009, to change the definitions of “EBITDA,” to insert definitions for “Debt,” “Equity,” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the loan agreement governing this loan facility.

On June 8, 2009, the Company entered into a five-year unsecured credit facility agreement with BCA amounting to Rp1,000.0 billion for the procurement of, and/or the refinancing of debt incurred to purchase, telecommunications equipment. The loan bears interest at 3-month JIBOR plus 4.00% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years, (b) 15% of the total loan drawdowns in the third and fourth years, and (c) 50% of the total loan drawdowns in the fifth year. On June 25, 2009, the Company made the loan drawdown amounting to Rp1,000.0 billion. Voluntary early repayment (in whole or for any part of the loan) is permitted, subject to a 1% penalty of the prepaid amount, except for prepayment to refinance this credit facility. Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Bank Mandiri Loan Facilities

On September 18, 2007, we obtained a five-year unsecured credit facility from Bank Mandiri amounting to Rp2,000.0 billion for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the signing date of the agreement. On September 27 and December 27, 2007, we made the first and second loan drawdowns totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintaining certain financial ratios. On September 27, 2008, we paid the first semi-annual installment amounting to Rp200.0 billion. On March 23, 2009, we entered into an agreement with Bank Mandiri to amend the definitions of “EBITDA,” to insert new definitions for “Debt,” “Equity,” and “Group” and to change the ratio of Debt to Equity in the loan agreement governing this loan facility.

On July 28, 2009, the Company entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000.0 billion for general corporate purposes. The loan bears interest at an average rate of 3-month JIBOR plus 4.00% per annum. On July 31, 2009, the Company drew down Rp1,000.0 billion from this credit facility. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years from the first drawdown, (b) 15% of the total loan drawdowns in the third and fourth years from the first drawdown, and (c) 50% of the total loan drawdowns in the fifth year after the signing of the agreement. Voluntary early repayment (in whole or for any part of the loan) is permitted, subject to a 2% penalty of the prepaid amount. Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Bank DBS Indonesia Loan Facility

On November 1, 2007, we obtained a five-year credit facility from Bank DBS Indonesia for Rp500.0 billion for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.7% on the first year and 10.4% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual interest rate of three-month certificates of Bank Indonesia plus 1.5% per annum; all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. Based on the loan agreement, we have agreed to certain covenants, including maintaining certain financial ratios. On January 31, 2008, we drew down Rp500.0 billion from the facility. As of March 31, 2010, we had Rp400.0 billion outstanding under the Bank DBS Indonesia Loan Facility. On March 25, 2009, we entered into an agreement with Bank DBS Indonesia to insert new definitions for “Debt,” “EBITDA,” “Equity,” and “Group” and to change the ratio of Debt to Equity in the loan agreement governing this loan facility.

HSBC Satellite Financing

On November 27, 2007, we signed two unsecured facility agreements with HSBC France and one unsecured facility agreement with The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC Jakarta”) to finance our new telecommunications satellite. These combined export credit and commercial financing facilities consist of the following:

•

a 12-year term facility agreement amounting to US$157.2 million to finance the payment of 85.0% of the French Content under the Palapa-D satellite contract, plus 100% of the COFACE Premium, as such terms are defined in the facility agreement. The loan bears fixed annual interest at a fixed rate of 5.69% per annum, which is payable semi-annually;

•

a 12-year term facility agreement amounting to US$44.2 million to finance the payment of 85.0% of the amounts payable under the Launch Service Contract (as defined in the term facility agreement) with respect to our Palapa D Satellite. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 0.35% per annum, which is payable semi-annually; and

•

a nine-year Commercial Facility Agreement amounting to US$27.0 million to finance the construction and launch of the satellite and the payment of the premium associated with the medium-long term buyer credit insurance policy issued in connection with the Sinosure Facility. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 1.45% per annum, which is payable semi-annually.

As of March 31, 2010, we had US$149.3 million outstanding under the COFACE Term Facility, US$42.0 million outstanding under the Sinosure Term Facility and US$25.7 million outstanding under the Commercial Facility. The facilities contain certain financial covenants. On March 18, 2009, we entered into agreements with HSBC France and HSBC Jakarta to amend the definitions of “Debt,” “EBITDA,” and “Equity” and the ratio of Debt to Equity in our COFACE Term Facility Agreement, Sinosure Term Facility Agreement and Commercial

Facility Agreement, as applicable. According to the agreement, the Company is required to maintain: (i) equity capital in excess of Rp5,000.0 billion, (ii) a debt to equity ratio not to exceed 2.5:1, (iii) an EBITDA to interest ratio not to be less than 2.5:1, and (iv) a Debt to EBITDA ratio not to exceed 3.5:1. In addition, on December 4, 2009, the Company entered into a Corporate Facility Agreement with HSBC to finance short term working capital needs. The facility consists of a combined limit in the amount of US$30.0 million and a revolving loan in the amount of US$30.0 million. The Company has not drawn on this facility as of March 31, 2010.

ING/DBS Syndicated Loan Facility

On June 12, 2008, we entered into a US$450.0 million syndicated loan facility with 13 banks and financial institutions, with ING Bank N.V., Singapore Branch and DBS Bank Ltd. serving as arrangers. The amount of interest to be paid on the outstanding amount of the loan will be the aggregate of (i) the applicable margin of 1.85% per annum for non-Indonesian lenders or 1.90% per annum for lenders resident in Indonesia and (ii) LIBOR. The repayment of the loan drawdowns will be made in semi-annual installments commencing June 12, 2011. On February 24, 2009, we entered into an agreement with the majority lenders to amend the definitions of “Debt,” “EBITDA,” and “Equity” and the ratio of Debt to Equity in our ING/DBS Syndicated Loan Facility. Pursuant to the terms of the ING/DBS Syndicated Loan Facility agreement, as amended by the deed of amendment, we have agreed to certain covenants, including but not limited to the following maintenance covenants:

•	a ratio of total debt to EBITDA of less than 3.5 to 1;

•	a total debt to equity ratio of 2.5 to 1; and

•	a ratio of EBITDA to interest expense, as reported as at the end of each financial year and as at the end of each of first three quarters of our financial year, of at least 2.5 to 1.

On September 26 and October 30, 2008, the Company received the first and second drawdowns from this credit facility totaling US$450.0 million. As of March 31, 2010, the outstanding balance owed on this facility totaled US$450.0 million.

AB Svensk Exportkredit (“SEK”) Loan Facility Guaranteed by Export Kredit Namnden (“EKN”)

On August 18, 2009, the Company obtained credit facilities from SEK, guaranteed by EKN, an export credit agency of the Kingdom of Sweden, for the maximum total amount of US$315,000,000 to be used for the purchase of Ericsson telecommunication equipment, with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), Hong Kong and The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.), Hong Kong Branch as the original lenders and arrangers, while HSBC Bank PLC, London, United Kingdom acted as the facility agent and EKN agent. On September 2, 2009, the original lenders transferred such rights and obligations to SEK, pursuant to the terms of the agreement.

The credit facilities consist of facilities A, B and C with maximum amounts of US$100.0 million, US$155.0 million and US$60.0 million, respectively. Facility A bears interest at LIBOR plus 0.25% per annum, together with SEK funding costs and an EKN premium margin. Facility B and Facility C bear interest at 0.05% per annum plus 2.60% per annum plus the EKN Premium Margin. The repayment of each of facilities A, B and C shall be made in fourteen installments starting on May 31, 2009, February 28, 2010 and November 30, 2010, respectively. Based on the agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios, which are substantially the same as the covenants under the ING/DBS Syndicated Loan Facility. In addition, the Company is required to maintain a minimum consolidated equity of at least Rp5,000.0 billion. The Company has already paid the first semi-annual installment for Facility A amounting to US$7.14 million. As of March 31, 2010, the Company has already drawn US$100.0 million and US$38.8 million from facilities A and B, respectively.

Lintasarta

Lintasarta’s long-term debt comprises of certain investment credit facilities from PT Bank Niaga Tbk (now CIMB Niaga) and unsecured limited bonds. As of March 31, 2010, the investment credit facility from CIMB Niaga totaled Rp94.9 billion, and the outstanding bonds totaled Rp42.0 billion.

Investment Credit Facility V. On July 10, 2007, Lintasarta obtained a credit facility from PT CIMB Niaga amounting to Rp50.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate for one-month certificates of Bank Indonesia plus 2.25% per annum. We commenced quarterly repayment of the principal on October 10, 2008 in the amount of Rp5.0 billion. Such repayments are payable each quarter until January 10, 2011.

Investment Credit Facility VI. On February 24, 2009, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp75.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the annual rate of 14.5%, subject to change by CIMB Niaga based on the market condition. We commenced quarterly repayments of the principal on March 24, 2010 in the amount of Rp7.5 billion. Such repayments are payable each quarter until June 24, 2012. As of March 31, 2010, Lintasarta has fully drawn this credit facility.

Limited Bonds I. On June 2, 2003, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp40.0 billion, including our portion of Rp9.6 billion. Such limited bonds are unsecured and had an initial maturity date of June 2, 2006. The bonds bear interest at the fixed rate of 16.0% per annum for the first year and floating interest rates for the following years based on the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3.0% margin, with a maximum rate of 19.0% per annum and a minimum rate of 11.0% per annum. Interest is payable quarterly from September 2, 2003. On June 14, 2006, Lintasarta agreed with the holders to extend the maturity date from June 2, 2006 to June 2, 2009 and the nominal value of the limited bonds became Rp34.9 billion, including our portion of Rp9.6 billion. On June 2, 2009, Lintasarta repaid a portion of the limited bonds amounting to Rp8,303 million. On August 25, 2009, the agreement governing the Limited Bonds I was amended to amend the face value of the bonds to become Rp26.6 billion, extend the maturity date to June 2, 2012 and to amend the floating interest rate to be based on JIBOR + 4%, not to exceed 19%, with a minimum floating interest rate of 12.75%.

Limited Bonds II. On June 14, 2006, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp66.2 billion, including our portion of Rp35.0 billion. The bonds are unsecured and had an initial maturity date of June 14, 2009. The bonds bear interest at a floating rate determined by reference to the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3.0% margin with a maximum rate of 19.0% per annum and a minimum rate of 11.0% per annum. Interest is payable quarterly from September 14, 2006. On July 17, 2006, Lintasarta obtained approval from PT Bank Niaga Tbk, now CIMB Niaga, for the changes in maturity date and nominal value of the Limited Bonds II. The proceeds of the Limited Bonds II were used for capital expenditures to expand Lintasarta’s telecommunication peripheral. On June 14, 2009, Lintasarta repaid a portion of the Limited Bonds II amounting to Rp6.2 billion. On August 25, 2009, the agreement governing the Limited Bonds II was amended to amend the face value of the bonds to become Rp60.0 billion, extend the maturity date to June 14, 2012 and to amend the floating interest rate to be based on JIBOR + 4%, not to exceed 19%, with a minimum floating interest rate of 12.75%.

Dividend Practice

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2008 and 2009 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended

December 31, 2007 and 2008, respectively. We intend to continue paying dividends in such amount to allow us to meet sound financial governance and investor expectations.

Capital Resources

We believe that our cash flow from operations and drawings from our existing credit facilities will provide sufficient financing for our anticipated capital expenditures, anticipated debt repayment and interest obligations and other operating needs under our current business plan. However, we face liquidity risks if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios.

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

Capital Expenditures

Historical Capital Expenditures

From January 1, 2008 through December 31, 2009, we had capital expenditures totaling Rp23,852.7 billion (US$2,537.5 million). With these funds, we primarily purchased equipment and services from foreign suppliers in connection with the development of our cellular network. We had capital expenditures of Rp11,567.4 billion (US$1,230.6 million) during the year ended December 31, 2009, with such investment predominantly focused on expansion of our cellular coverage through the addition of 2,691 base transceiver stations.

Capital Expenditures for 2010

Under our capital expenditure program for our various businesses, our planned capital expenditures are less than the amounts spent in 2008 and 2009, as we intend to reduce the acquisition of operating assets and instead focus on optimizing and enhancing the capacity and quality of our existing cellular network and telecommunications infrastructure. For the years ended December 31, 2008 and 2009, our actual consolidated capital expenditures totaled Rp12,285.2 billion and Rp11,567.4 billion (US$1,230.6 million), respectively. During 2010, we intend to allocate US$550 million to US$700 million for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2010 for capital expenditure commitments in prior periods, will result in approximately US$1,000 to US$1,200 million total actual capital expenditures for 2010.

We intend to allocate our capital expenditures for 2010 as follows:

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

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS. References to IFRS include the application of International Financial Reporting Standards, International Accounting Standards (“IAS”), Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and its predecessor the former Standards Interpretation Committee (“SIC”).

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

Goodwill and Other Intangible Assets

The consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. These business acquisitions have resulted in goodwill and intangible assets, which are subject to periodic impairment test and amortization, respectively. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Estimated Useful Lives and Impairment of Property and Equipment

We estimate the useful lives of our property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any period will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the our property and equipment will increase the recorded operating expenses and decrease non-current assets.

Estimation of Pension Cost and Other Employee Benefits

The determination of our obligation and cost for pension and other employee benefits is dependent on the selection of certain assumptions used by actuary in calculating such amounts. Those assumptions include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date.

While we believe that their assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in their assumptions may materially affect the costs and obligations of pension and other employee benefits.

Realizability of Deferred Income Tax Assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies.

Estimating Allowance for Impairment Losses on Receivables

We estimate the allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposure of their customers which are grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Determination of Fair Values of Financial Assets and Financial Liabilities

We carry certain financial assets and liabilities at fair values, which require extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. While significant components of fair value measurement are determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value will differ if we utilize a different valuation methodology. Any change in fair value of these financial assets will directly affect our consolidated statements of financial position, statements of comprehensive income and or consolidated statements of changes in equity.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the two years ended December 31, 2008 and 2009, we did not conduct significant research and development activities.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2009, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2009, we had contractual obligations in the amount of US$1,279.7 million in foreign currency-denominated contracts and Rp16,790.7 billion in Indonesian rupiah-denominated contracts. The foreign currency-denominated contractual obligations require payments totaling US$378.9 million in 2010, US$492.4 million from 2011 to 2012 and US$255.9 million from 2013 to 2014 and US$152.5 million from 2015 and thereafter. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp2,795.5 billion in 2010, Rp4,796.9 billion from 2011 to 2012, Rp5,672.3 billion from 2013 to 2014 and Rp3,526.0 billion from 2015 and thereafter.

	Payments due by the period December 31
	Total		2010		2011-2012		2013-2014		2015 and thereafter
	Rp	US$	Rp	US$	Rp	US$	Rp	US$	Rp	US$
	(Rp in billions and US$ in millions)
Contractual obligations:
Loans payable (1)	6,633.0	830.5	993.8	47.5	3,654.9	383.0	1,984.3	255.9	—	144.1
Bonds payable(1)(2)	8,132.0	344.2	640.0	234.8	1,142.0	109.4	3,688.0	—	2,662.0	—
Purchase obligations	1,161.7	96.6	1,161.7	96.6	—	—	—	—	—	—
Other non-current liabilities and other non-current financial liabilities	864.0	8.4	—	—	—	—	—	—	864.0	8.4

Total contractual cash obligations	16,790.7	1,279.7	2,795.5	378.9	4,796.9	492.4	5,672.3	255.9	3,526.0	152.5

(1)	These amounts exclude the related contractual interest obligations.
(2)	These amounts have been calculated under the assumption that the options related to any bonds payable are not exercised.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards.

Board of Commissioners

Our Board of Commissioners consists of ten members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be nominated by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market and Financial Institution Supervisory Agency, or BAPEPAM-LK, and Indonesia Stock Exchange rules, four commissioners have been designated as Independent Commissioners: George Thia Peng Heok, Alexander Rusli, Soeprapto S.IP and Chris Kanter. As of May 14, 2010, our Board of Commissioners consisted of ten members as listed below:

Name	Age	Commissioner Since	Position
Abdulla Mohammed S.A. Al Thani	50	2008	President Commissioner
Dr. Nasser Mohammed Marafih	48	2008	Commissioner
Jarman	51	2008	Commissioner
Richard Farnsworth Seney	55	2009	Commissioner
Rachmat Gobel	47	2008	Commissioner
Rionald Silaban	44	2008	Commissioner
George Thia Peng Heok	61	2008	Independent Commissioner
Alexander Rusli	39	2010	Independent Commissioner
Soeprapto S.IP	63	2005	Independent Commissioner
Chris Kanter	58	2010	Independent Commissioner

Set forth below is a short biography of each of our Commissioners.

Sheikh Abdulla Mohammed S.A Al Thani has been the President Commissioner since August 2008. Sheikh Abdulla is currently the Chairman of the Board of Directors of Qtel. In his capacity as Chairman, he has helped enhance Qtel’s corporate governance system to ensure Qtel is directed and controlled in line with international practices. Sheikh Abdulla has also overseen the restructuring and regional expansion of Qtel. After Qtel’s acquisition of Kuwait-based Wataniya, which was considered at that time to be the largest telecommunications deal in the Arab world, Sheikh Abdulla was appointed Chairman of Wataniya. Sheikh Abdulla is also a member of the Qatari Planning Council and was the Chief of the Royal Court (Amiri Diwan) from 2000 to 2005. Sheikh Abdulla has an extensive background in both the military and aviation fields and is a certified pilot (instructor) by the British Royal Air Force.

Dr. Nasser Mohammed Marafih has been a Commissioner since August 2008 and is also the Chairman of our Remuneration and Budget Committee. Dr. Marafih began his career at Qtel in 1992 as an expert advisor from the University of Qatar and was subsequently appointed as the Director of Strategic Planning and Development in 1994 and the Chief Executive Officer in 2002. He helped guide Qtel through its transformation program and the restructuring of its business units and corporate centers. He played a key role in Qtel’s acquisition of the Kuwait-based Wataniya in 2007, a strategic deal with AT&T to gain an equity stake in NavLink. Dr. Marafih holds a Bachelor of Science degree in Electrical Engineering, a Master of Science and a Ph.D. in Communication Engineering, all from George Washington University in the United States. Dr. Marafih has participated in a number of high level government committees in Qatar and is a member of the Board of Directors of a number of Qtel subsidiaries. Dr. Marafih also served as a lecturer and assistant professor in the Electrical Engineering Department of the University of Qatar. He has been a member of the Institute of Electrical and Electronics Engineers Inc. for over ten years.

Jarman has been a Commissioner since June 2008. He currently serves as Assistant to the Deputy Minister of State-Owned Enterprises in Energy Industry but has previously held various positions, including President Commissioner of PT Tambang Batubara Bukit Asam (Persero) from March 2004 to May 2008, Commissioner of PT Tambang Batubara Bukit Asam (Persero) from April 2003 to March 2004, Assistant to the Deputy Minister of State-Owned Enterprises in Strategic Industry and Telecommunications from January 2002 to February 2006 and Commissioner of PT Industri Sandang Nusantara (Persero) from December 2002 to now. Mr. Jarman received a Bachelor degree in Electrical Engineering from the University of Indonesia in 1981 and a Master of Science from Rensselaer Polytechnic Institute in the United States, in 1991.

Richard Farnsworth Seney has been a Commissioner since June 2009. Mr. Seney has been Chief Operating Officer of Qtel International (QI) since 2007 to the present, President and Chief Executive Officer of MCT Corp. (including predecessors) from 1992 to 2007, Executive Vice President and General Manager of MCT Investors, L.P. from 1987 to 2002, and Executive Vice President and Chief Financial Officer of Charisma Communications Corporation from 1985 to 1992. Mr. Seney received a Bachelor degree in Commerce from the University of Virginia McIntire School of Commerce.

Rachmat Gobel has been a Commissioner since August 2008. He currently is the Chairman of the Gobel Group of companies which has operations in manufacturing, trading, services, integrated logistics management as well as food and hospitality, including industrial catering. Gobel Group is the Indonesian joint venture partner of Matsushita Electric Industrial Co., Ltd., a global leader in electronics and electrical goods marketed under the brand name of Panasonic. He also serves as Vice President of the Indonesian Chamber of Commerce and Industry (KADIN). Mr. Gobel graduated with a Bachelor of Science degree in International Trade from Chuo University, Tokyo in 1987 and was awarded an Honorary Doctorate Degree from Takushoku University, Tokyo, Japan in 2002. In 2009, he received the prestigious “Distinguished Engineering Award in Manufacturing Technology” from the Agency for the Assessment and Application of Technology (BPPT). Mr. Gobel is also actively involved in numerous social activities, including the Indonesian Olympic Committee and the Indonesian Red Cross.

Rionald Silaban, has been a Commissioner since June 2008 and was appointed as a member of the Risk Management Committee in the same year. He currently serves as a Director of the Center for Policy Analysis and Harmonization of the Ministry of Finance in Indonesia. In the past he held several positions including as the Director of Fiscal Risk Management of the Ministry of Finance from 2006 to 2008, Senior Advisor at the World Bank in Washington D.C., U.S. from 2004 to 2006, Division Head in Secretariat General of the Ministry of Finance from 2002 to 2004, Head of the Assets Monitoring Division of the Indonesian Banking Restructuring Agency from 2000 to 2002, Division Head for Financial Service of the Legal Bureau of the Ministry of Finance from 1998 to 2000, Deputy Director for Privatization of Directorate General State-Owned Enterprise of the Ministry of Finance from 1997 to 1998, Head of Section of the Legal Bureau of the Ministry of Finance from 1994 to 1997 and Head of Secretariat for Privatization Committee of Ministry of Finance from 1994 to 1997. Mr. Silaban received a law degree from the University of Indonesia in 1989 and a LL.M. degree from the Georgetown University Law Center, Washington D.C. in the United States, in 1993.

George Thia Peng Heok has been an Independent Commissioner since June 2008 and was appointed as Chairman of our Audit Committee in the same year. He became a member of our Risk Management Committee in August 2008. Mr. Thia currently serves as Director/Consultant in Asiainc Private Limited. In the past he has held several positions including as Consultant to the Singapore Exchange from 2005 to 2008, Consultant/Director, Strategic Advisory Private Limited from 2003 to 2006, Executive Chairman, MediaStream Limited from 1999 to 2003, Director/Consultant, Phoenix Capital Private Limited from 1995 to 1998, Executive Chairman, Asia Matrix Limited from 1993 to 1995, Managing Director, Lum Chang Securities Private Limited from 1991 to 1993, Managing Director, Sun Hung Kai Securities Private Limited from 1989 to 1991, Managing Director, Merrill Lynch International Bank Limited from 1987 to 1989, Executive Director/Partner, Kay Hian Private Limited from 1985 to 1987 and Managing Director, Morgan Grenfell (Asia) Limited from 1975 to 1985. Mr. Thia is a Certified Public Accountant and a Fellow Member of both the Chartered Association of Certified Accountants (United Kingdom) and the Singapore Institute of Directors.

Alexander Rusli has been an Independent Commissioner since January 2010 and currently serves as member of our Remuneration Committee. Mr. Rusli currently is a commissioner of PT Krakatau Steel (Persero), the 100% state-owned company that produces carbon-steel products. He was formerly Expert Advisor to the Minister for State-Owned Enterprises, with oversight of 140 State-owned enterprises and more than 500 subsidiaries. Prior to such time, he was an Expert Advisor to the Minister of Communications and Information Technology, where he was involved in the formulation of policy and regulation and in overseeing the national state ICT infrastructure projects, a position he held under two cabinet ministers. Mr. Rusli has also acted as a Principal Consultant for Pricewaterhouse Coopers. He holds a Doctor of Philosophy, Information Systems, Curtin University of Technology, Australia.

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

Chris Kanter has been an Independent Commissioner since January 2010. Mr. Kanter currently serves as Chairman and Founder of Sigma Sembada Group, a major turnkey contractor with transportation and logistics arms. He had been Vice President for Investment, Telecommunication, Information-Technology, Transportation and Tourism of the Indonesian Chamber of Commerce and Industry (KADIN Indonesia) since 1994. He has recently been reappointed for a further five year term to 2013 in charge of Investment and Transportation. He has also held the position of Chairman of the Executive Board of KADIN, Indonesia’s Special Committee on Investment and International Trade Development, and Chairman of the Board of Founders of the Swiss German University. Mr. Kanter has also held a number of roles in the Indonesian Government and has been closely involved with The Policy Package for Improving Investment Climate in Indonesia and also served as member of the Consultative Congress (MPR) of the Republic of Indonesia from 1998 to 2002. Mr. Kanter is a graduate of the Faculty of Engineering, Trisakti University, Indonesia.

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

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be nominated by the holder of the one Series A share. As of May 14, 2010, our Board of Directors consisted of five members as listed below:

Name	Age	Director Since	Position
Harry Sasongko Tirtotjondro	50	2009	President Director & Chief Executive Officer
Fadzri Sentosa	46	2007	Director & Chief Wholesale and Infrastructure Officer
Peter Wladyslaw Kuncewicz	56	2009	Director & Chief Financial Officer
Stephen Edward Hobbs	59	2009	Director & Chief Technology Officer
Laszlo Imre Barta	41	2010	Director & Chief Commercial Officer

Set forth below is a short biography of each of our Directors:

Harry Sasongko Tirtotjondro has been the President Director and Chief Executive Officer since August 2009. Mr. Sasongko has previously held the positions of President Director and Chief Executive Officer of GE Consumer Finance from 2005 to 2009, where he was recognized as one of Indonesia’s top 10 best CEOs in 2008 by the SWA Magazine & Synovate awards. From 1998 to 2005, he was a member of the Lippo Group, where he served as Managing Director of the Matahari Retail & Lippo Bank. He was formerly the Managing Director of the Consumer Banking of PT Bank Tiara Asia from 1995 to 1998, and was Director of PT Citicorp Finance and Citibank, N.A. in 1998. Mr. Sasongko earned a Bachelor in Civil Engineering degree from Bandung Institute of Technology Indonesia, a Master of Science degree from the Ohio State University in the United States, and is a Chartered Financial Consultant (ChFC), obtained from the Singapore College of Insurance / American College in the United States.

Fadzri Sentosa has been a Director since June 2007 and a Director and Chief Wholesale and Infrastructure Officer since June 2009. Currently, Mr. Sentosa is a member of the Board of Commissioners of PT Aplikanusa Lintasarta. Mr. Sentosa has previously held various positions with us, including as member of the Board of Commissioners of PT Indosat Mega Media from 2005 to 2009, Group Head of National Card and Channel Management from 2006 to 2007, Senior Vice President of Commerce, Jabotabek Region from 2005 to 2006 and Senior Vice President of Cellular Sales from 2003 to 2004, member of the Board of Directors of Satelindo in 2003 and a member of the Board of Director of IM3 from 2002 to 2003. Mr. Sentosa received a Master degree in International Business Management from the University of Technology, Sydney in 2001 and a Bachelor degree in Telecommunications Engineering from the Bandung Institute of Technology in 1986.

Peter Wladyslaw Kuncewicz has been a Director and Chief Financial Officer since September 2009. Mr. Kuncewicz has 30 years experience in finance across multiple international markets, 10 of them in the telecommunications sector. From 2006 to 2009, Mr. Kuncewicz was the Chief Financial Officer of Telenor Pakistan, the No. 2 player in an active market of five players in Pakistan. From 1998 to 2006, he was the Chief Financial Officer of Star Foods SA, an FMCG Company, and from 1996 to 1997, he was the Finance Director at United Biscuits Poland. He also worked in finance procurement and IT roles at Batelco, Bahrain from 1996 to 1998. He received a Bachelor degree in Biology from the University of Sussex, England, and a Master of Science degree in Business Planning and Finance from University of Salford, England. He is also a member of the Chartered Institute of Management Accountants of the United Kingdom.

Stephen Edward Hobbs has been a Director and Chief Technology Officer since June 2009. Mr. Hobbs has assumed the role of CTO for Asiacell in Iraq for the first nine months of its operation, following its CPA license award between 2003 and 2004. Mr. Hobbs has been previously engaged in independent consulting practice, supporting key clients such as Virgin Management, United Kingdom , C&W, United Kingdom, Wataniya Telecom (Kuwait) and Sapient (United Kingdom/United States), supporting the areas of technology, development and strategy. Mr. Hobbs has experience as Chief Engineer of C&W Mobile, CTO Asia, CTO Global Mobile, Vice President Mobile and ASP services (C&W Global) until 2001, as a pioneer in small antenna satellite systems and an expert in security programs in wireless environments. He has over three decades of international management experience in the telecommunications and technology industries across Europe and Asia. Mr. Hobbs was a Petty Officer Radio Electrician (Royal Navy) at Cable & Wireless Telecommunication.

Laszlo Imre Barta has been a Director and Chief Commercial Officer since May 1, 2010. He was formerly the Deputy Chief Marketing Officer of Grameenphone in Bangladesh. He spent more than four years at Grameenphone in Bangladesh, during which time he developed and led the rollout of the business market strategy, established and led the SME department, and served as Sales Director. Prior to being seconded to Grameenphone by the Telenor Group, Mr. Barta was at Pannon GSM in Hungary, where he headed the Corporate Clients department. Before Pannon, Mr. Barta was with Ericsson Hungary where he led the sale of handsets and accessories to local Hungarian mobile operators. He joined Ericsson from Philip Morris, where he started his career in Sales. Mr. Barta has degrees in Accounting and Landscape Architecture & Engineering from Hungarian universities.

The Directors’ terms of appointment end at the close of the fifth annual general meeting after the date of their appointment. At a general meeting of shareholders, the shareholders may remove any Director before the expiration of his term of office. A Director’s term of office will automatically terminate upon bankruptcy, if he is put under custody by court order, upon his resignation or death or in the event that the Director is prohibited by law from holding such position. In the event any member of the Board of Directors resigns, a written notice of such resignation must be submitted by the resigning Director to us, for the attention of the Board of Commissioners and Board of Directors. We are required to convene a general meeting of shareholders to resolve such resignation within 60 days after we receive the resignation letter. Within 45 days after a vacancy is created on the Board of Directors that causes the number of members of the Board of Directors to be less than the minimum required number of Directors as stipulated in our Articles of Association, a general meeting of shareholders must be convened to fill the vacancy. A member of the Board of Directors may not assume a concurrent position, which may cause a conflict of interest, directly or indirectly, with our interests. A member of the Board of Directors may assume a concurrent position that does not cause a conflict of interest, subject to the approval of the Board of Commissioners and notification to a general meeting of shareholders. Should the President Director want to assume a concurrent position of this type, the approval of a general meeting of shareholders is also required. The business address of the Board of Directors is Jalan Medan Merdeka Barat 21, Jakarta, 10110, Republic of Indonesia.

None of our Commissioners or Directors has a service contract with us, nor are any such contracts proposed or under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above.

Compensation of Commissioners and Directors

For their services, our Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The net amount of remuneration paid to our Commissioners and Directors for the year ended December 31, 2009, including basic compensation and short and long-term incentives, was Rp53.1 billion (US$5.6 million).

The remuneration of our Directors is determined by the Board of Commissioners, pursuant to a delegation of authority by the shareholders in a general meeting. In making its determination, the Board of Commissioners must consider any recommendations provided by our Remuneration Committee and must report the determination to our shareholders at the annual general meeting of shareholders. Since 2006, semi-annual incentives were eliminated and we introduced a new scheme for short-term incentives based on annual corporate and director performance, and long-term incentives based on three years of corporate stock performance.

Pension, Retirement and Other Benefits

We and Lintasarta have defined benefit and contribution pension plans that cover substantially all of our qualified permanent employees. PT Asuransi Jiwasraya, a state-owned life insurance company, manages the plans and the amount of pension benefits to be paid upon retirement is based on the employees’ most recent basic salary and their number of years of service.

For the year ended December 31, 2009, we, Lintasarta and IM2 incurred a total expense of Rp161.9 billion for pension, post-retirement benefits (i.e., benefits under Labor Law 13) and post-retirement healthcare for our employees. As of December 31, 2009, we and Lintasarta also recognized total prepaid pension costs of Rp149.8 billion, while we, Lintasarta and IM2 recognized total accrued liability of post-retirement benefits and post-retirement healthcare of Rp712.2 billion. For more information about our pension plan, including the total amount set aside to provide pension, retirement or similar benefits, see Note 22 and Note 25 to our audited consolidated financial statements.

Board Practices

Our Board of Commissioners acts as our overall supervisory and monitoring body with principal functions including reviewing our development plan, monitoring the performance of our work plan and reviewing and approving our budget. It is required to perform its duties, authorities and responsibilities in accordance with the provisions of our Articles of Association and resolutions of the shareholders’ general meeting. Decisions above certain monetary thresholds must be referred by our Board of Directors to our Board of Commissioners or shareholders for their review and approval. In carrying out its supervisory activities, the Board of Commissioners represents the interests of our Company.

Meetings of our Board of Commissioners must be held at least once every three months, or when deemed necessary by the President Commissioner or upon request of at least one-third of the members of the Board of Commissioners. A meeting of the Commissioners may make lawful and binding decisions only if a majority of the Commissioners are present or represented. At any meeting each Commissioner is entitled to one vote and, in addition, may cast one vote for each Commissioner he is representing. A Commissioner may be represented at a meeting of the Commissioners only by another Commissioner appointed pursuant to a power of attorney. Except as otherwise provided in our Articles of Association, resolutions of the Board of Commissioners must be adopted by deliberation and consensus. If no agreement is reached through this method, resolutions must be passed by a simple majority of the Commissioners. In the event of a tie vote, the proposal is deemed rejected unless the matter concerns an individual, in which case the President Commissioner may cast the deciding vote. The Board of Commissioners may adopt lawful and binding decisions without convening a meeting of the Commissioners if all of the members of the Board of Commissioners approve and sign the decision.

Our Board of Directors is generally responsible for managing our business in accordance with applicable laws, our Articles of Association and the policies and directives issued by the general meeting of shareholders and the Board of Commissioners. The President Director alone has the authority to represent and act on behalf of the Board of Directors and us. However, if the President Director is absent or unavailable, then one of the Directors designated by the President Commissioner shall have such authority to represent the Directors.

The Board of Directors must obtain written approval from the Board of Commissioners to: (i) purchase and/or sell shares of other companies in the capital markets; (ii) enter into, commit to enter into, amend and/or terminate a license agreement or cooperation, joint venture, management and similar agreement with other enterprises or parties; (iii) purchase, dispose, sell, pledge or encumber all or part of the business, title to or the fixed or other assets of the Company (including any interest therein); (iv) cease to collect and write-off accounts receivable from the books as well as supply of goods; (v) bind the Company as guarantor (borg or avalist) or in any other way in which the Company becomes liable to another party’s debt obligation, whether by an agreement to take over another party’s debt, an agreement to grant financing to another party to purchase goods or services, or by the purchase of shares, capital participation, advance payment or loan to pay in full another party’s debt; (vi) accept or grant or commit to grant medium/long-term loans and accept or grant non-operational short-term loans (except for granting loans to a subsidiary and/or employees of the Company which have been approved pursuant to applicable internal procedures); (vii) incur expenditure in one transaction or an inter-related transaction with a nominal value higher than the permitted value determined by the Board of Commissioners from time to time; (viii) issue bonds or other securities than can be converted into shares; (ix) propose the issuance of new shares of the Company; (x) provide an indemnity to or otherwise guarantee the obligation of any person; (xi) determine and/or change the Company’s management structure; (xii) make a new business plan or change the business plan; (xiii) change the accounting, financial, or tax practice and system of the Company or its subsidiary; (xiv) change the Company’s name; (xv) approve the financial statement provided to the shareholders in the GMS; (xvi) determine the annual budget of the Company and the annual budget of a subsidiary; (xvii) carry out capital participation or dispose capital participation of the Company in other enterprises that are not carried out through the capital markets; (xviii) establish a subsidiary or approve the relinquishment or the reduction of its interest, whether directly or indirectly, in a subsidiary, or take over the shares in any company or relinquish any shares in any company; (xix) take any corporate action or make investments related to any subsidiary of the Company; (xx) use any right of the shareholders in a Company’s subsidiary, or any other company in which the Company has a share participation; (xxi) approve the payment of any bonus or similar payment to the Company’s employees or change the remuneration structure of employees; (xxii) undertake a merger, consolidation, acquisition or separation, each as defined under the law No. 40 of 2007 on Limited Liability (as amended from time to time); (xxiii) establish or change the Company’s asset liability management policy; (xxiv) establish or change standing delegations among members of the Board of Directors relating to signing authority limits for expenditures, assets purchases and sales, loans and other commitments; and (xxv) engage in any other material transaction or matters as may be determined by the Board of Commissioners from time to time having a value of the lower of 5.0% (five percent) or more of total revenue or 2.5% (two and half percent) or more of our non-current assets on a consolidated basis as set out in our audited consolidated financial statements. The Board of Commissioners shall be obligated to determine thresholds in respect of the actions referenced to in (i) to (viii), (x) and (xxi) above and shall be entitled to change such thresholds from time to time. In the event actions are taken within the applicable threshold, then the approval from the Board of Commissioners’ is not required. In granting a written approval for the actions above, the Board of Commissioners must observe prevailing capital markets regulations.

Meetings of the Board of Directors are convened when called by the President Director, or when requested by more than one-third of the total members of the Board of Directors. A meeting of the Directors is valid and entitled to adopt binding decisions only if a majority of the Directors are present or represented. A Director may be represented at a meeting of the Board of Directors only by another Director appointed pursuant to a power of attorney issued for that particular purpose. At any meeting of the Board of Directors each Director is entitled to one vote and, in addition, one vote for each other Director he is representing. Resolutions of the Board of Directors must be adopted by deliberation and consensus. If no agreement is reached by deliberation and consensus, the resolutions must be passed by a majority vote, and, in the event of a tie vote, the President Director has a deciding vote. The Board of Directors may adopt valid and binding resolutions without convening a meeting of the Directors if all of the Directors approve and sign the resolutions in writing.

Individual Directors are charged with specific responsibilities. In the event that a vacancy occurs in the Board of Directors, so long as the position remains vacant, one of the other Directors will be nominated by the Board of Commissioners to perform the work of the absentee Director. If, for any reason, we cease to have any Directors, the Board of Commissioners is to assume the ongoing obligations of the Board of Directors and must convene a general meeting of shareholders to elect a new Board of Directors within 45 days.

Our Articles of Association provide that if there is a conflict between our interests and those of a Director, then with the approval of the Board of Commissioners, we shall be represented by another member of the Board of Directors. If all Directors have a conflict, we shall be represented by the Board of Commissioners or one Commissioner designated by the President Commissioner. If the entire Board of Commissioners has a conflict, the shareholders may appoint one or more persons to represent us at the general meeting of shareholders.

Audit Committee

In accordance with BAPEPAM-LK, Indonesia Stock Exchange and New York Stock Exchange regulations, we have formed an independent Audit Committee, consisting of five persons and chaired by one of the Independent Commissioners. The duties of the Audit Committee include providing professional, independent advice to the Board of Commissioners and identifying matters that require the attention of the Board of Commissioners, including a review of the following: our financial information (including financial reports and projections); the independence and objectivity of our public accountant; the adequacy of our public accountant’s audits that all material risks have been considered; the adequacy of our internal controls; our compliance as a listed company with the prevailing capital markets regulations and other regulations related to our business and our internal auditors’ duties. The Audit Committee also examines and reports complaints to the Board of Commissioners, maintains the confidentiality of documents, data and information relating to us, conducts an audit of any alleged mistake in the resolutions of a Board of Directors’ meeting or deviations in the implementation of the resolutions of such meeting and maintains the Audit Committee charter.

On June 5, 2008, George Thia Peng Heok was appointed as Chairman of the Audit Committee. On January 29, 2010, Chris Kanter was elected to our Audit Committee. As of January 29, 2010, the members of our Audit Committee were George Thia Peng Heok (Chairman), Soeprapto S.IP, Chris Kanter, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon. BAPEPAM-LK regulations require at least two outside persons to serve as members of the Audit Committee: Kanaka Puradiredja and Unggul Saut Marupa Tampubolon serve as the independent outside members of our Audit Committee. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners and is attached hereto as Exhibit 15.16.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. On January 29, 2010, Alexander Rusli was elected to our Remuneration Committee. As of January 29, 2010, the members of our Remuneration Committee were Dr. Nasser Mohammed Marafih (Chairman), Alexander Rusli and Soeprapto S.IP. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluates potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2009, the members of our Risk Management Committee were Rachmat Gobel (Chairman), George Thia Peng Heok, Jarman and Rionald Silaban. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Budget Committee

Our Budget Committee assists the Board of Commissioners in performing the Board’s supervisory and advisory duties by reviewing and giving its recommendations to the Board in relation to the Company’s strategic plans, the annual work plan and budget (which includes the capital expenditure plan). As of December 31, 2009, the members of our Budget Committee were Dr. Nasser Marafih (Chairman), George Thia Peng Heok, Richard Farnsworth Seney and Jarman.

Employees

As of December 31, 2009, on a consolidated basis, we employed 7,126 employees, 4,883 of whom were permanent employees and 2,243 of whom were non-permanent employees. As of December 31, 2009, excluding seconded employees, our subsidiaries employed approximately 996 permanent employees. As of December 31, 2009, our permanent employees included 735 managerial-level employees (employees with the rank of manager or higher) and 3,152 non-managerial employees, compared to 772 managerial and 3,221 non-managerial employees as of December 31, 2008 and 754 managerial and 3,170 non-managerial employees as of December 31, 2007. Our turnover rate for employees during 2009 was 2.3% per annum, of which more than half left our Company pursuant to a voluntary early retirement program. As a result, as of December 31, 2009, our employees had worked for us for an average of 12.19 years.

We provide a number of benefits to our employees, including a pension plan, medical benefits, life insurance, income tax allowances and access to a cooperative established by the employees.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat, or SPI (Union). On September 15, 2006, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and health, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes. This collective labor agreement was renewed on June 5, 2008. We believe we maintain a good relationship with the union. As stipulated by Article 7.3 of the collective labor agreement, we conduct meetings with the union at least once every 3 months. We have established a Cooperation Committee which consists of members from our management and union representatives as registered at the Sub-Department of Manpower of Central Jakarta.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2009, we insured 2,386 permanent employees through a fully-funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10.0% to 13.33% of their base salaries to the plan. We then make a contribution to the plan equivalent to 50% of each employee’s contribution. Plan administration and management is coordinated by seven financial institutions.

Our employees have also established a cooperative, Koperasi Pegawai Indosat (“Kopindosat”). Kopindosat provides various benefits, such as consumer loans, principally to our employees, and car and equipment rental, principally to us. The management of Kopindosat is elected by our employees every three years at a members’ meeting. Kopindosat and certain of its subsidiaries are under the supervision of our management. Kopindosat has a minority stake in some of our affiliates. We have also temporarily seconded several of our employees to support Kopindosat and its subsidiaries in conducting their business, as well as to provide job training for its employees.

In July 2009, we received the “HR Excellence Award 2009” from Lembaga Management Faculty of Economics University of Indonesia (LMFEUI), SWA Magazine and Human Resource Indonesia in four categories including one of the best overall talent recruitment and succession planning, performance management and development management.

Share Ownership

One of our directors beneficially owns less than one percent of our common stock and his beneficial share ownership in us has been recorded in our special register.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2009, our issued and fully paid capital was divided into 1 Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. The Government, through the Ministry of State-Owned Enterprises, owns the 1 Series A share and has special voting rights, and owns 776,624,999 Series B shares representing 14.29% of our shares. Qtel Asia owns 3,031,528,000 Series B shares and 500,528,600 Series B shares underlying our American Depositary Shares, or a total of 3,532,056,600 Series B shares representing 65% of our shares. As of December 31, 2009, 316,674,800 of our ordinary shares underlying our American Depositary Shares, representing in aggregate approximately 5.83% of our outstanding shares, and 808,577,100 Series B shares representing 14.20% of our shares were held by the public. Because many of our Series B shares and American Depositary Shares were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.

The following table sets forth information as of December 31, 2009 regarding (i) persons known to us to own more than 5.0% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	Qtel Asia(1)	3,532,056,600	65.00
Series B	Government	776,624,999	14.29
Series B	Fadzri Sentosa	*	*

*	Less than 1.0%
(1)	Qtel Asia is wholly owned by Qtel.

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

On May 16, 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender, reducing the Government’s shareholding to 56.9%. On December 20, 2002, the Government sold 41.9% of our outstanding common stock to ICLM (described below), further reducing the Government’s shareholding to 15.0%. Although Government’s ownership has been reduced, the Government retains a significant degree of control over us through the 1 Series A share.

As the holder of the 1 Series A share, the Government has special voting rights. The material rights and restrictions which are applicable to our common stock are also applicable to the 1 Series A share, except that the Government may not transfer the Series A share. In addition, through the Series A share, the Government has veto rights with respect to: (i) increases in our share capital without pre-emptive rights; (ii) mergers, consolidations, acquisitions and demerger involving us; (iii) dissolution, liquidation and bankruptcy; (iv) amendments to our Articles of Association related to our purposes and objectives and the Series A holder’s veto rights.

ICLM and Qtel Asia

On December 15, 2002, ICLM, which, at the time was a subsidiary of STT, entered into a share purchase agreement and a shareholders’ agreement with the Government, acting through the Ministry of State-Owned Enterprises in its capacity as our shareholder. STT is 100% owned by ST Telemedia, which is indirectly owned by Temasek Holdings (Private) Limited. Pursuant to the share purchase agreement, the Government sold to ICLM 434,250,000 Series B Shares representing 41.9% of the total outstanding Series B Shares. After consummation of this sale and purchase, the Government held 155,324,999 Series B Shares, representing 15.0% of the total outstanding Series B Shares. As of May 4, 2006, ICLM owned 2,171,250,000 (39.96%) of our Series B shares, the Government owned 1 Series A share and 776,624,999 of our Series B shares (14.29%) and ICLS, an affiliate of ICLM, owned 46,340,000 (0.85%) of our Series B shares.

On January 17, 2007, ICLM notified us regarding the intention of Qtel to make an equity investment of approximately 25.0% in AMH which, at the time, was wholly owned by STT, which we understand closed on March 1, 2007. Upon the closing of the transaction, STT effectively controlled approximately 75.0% of AMH, which directly owns ICLM and ICLS.

On June 22, 2008, following negotiations with ST Telemedia, Qtel purchased all of the issued and outstanding shares of capital stock of each of ICLM and ICLS. Pursuant to the share purchase agreement, Qtel, through its subsidiary Qatar South East Asia Holding S.P.C., acquired all of the capital stock of ICLM and ICLS from AMH, which is 75.0% indirectly owned by STT and 25.0% indirectly owned by Qtel. Following this acquisition, pursuant to Indonesian law requirements, Qtel conducted a mandatory tender offer to acquire up to 24.19% of our outstanding Series B Shares (including Series B Shares underlying ADSs) and now owns 65.0% of our shares. On June 4, 2009, ICLM sold its 39.96% ownership in Indosat to ICLS and, pursuant thereto, ICLS became the legal owner of 3,532,056,600 shares representing 65.0% of our shares. On September 11, 2009, ICLS changed its name to Qatar Telecom (Qtel Asia) Pte. Ltd.

Qtel is 68%-owned by the Qatar government. According to publicly-available information as of the date of this report, it is a large diversified telecommunications player with operations in approximately 15 markets, has a corporate rating of A-, A1 and A+ by Standard & Poor’s, Moody’s and Fitch, respectively, and counts Indosat as its largest non-domestic subsidiary, accounting for 29% of its consolidated revenue, 30% of its consolidated EBITDA and 59% of its subscribers for the first quarter of 2010.

Qtel provides significant financial expertise, procurement, legal, operational, network build and maintenance, marketing, human resources, business development and technical support to us. Qtel has management representation in us and actively participates in business strategy formulation. We intend to take advantage of synergies existing and created by membership in the Qtel group of companies, thereby enhancing our position in the Indonesian telecommunications market.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and Qtel Asia, and entities that are related to or owned or controlled by the Government and Qtel Asia. The most significant of these transactions include cash and cash equivalents in the amount of Rp2,068.0 billion deposited in state-owned banks as of December 31, 2009 operating revenues from Telkom amounting to Rp672.2 billion and cost of services to the Ministry of Communication and Information Technology amounting to Rp1,633.6 billion. For further information on interest rate in relation to our outstanding loans, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers. For a discussion of some of significant transactions entered into with related parties, see Note 26 of our consolidated financial statements included elsewhere in this annual report.

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

On May 5, 2004, we received the Supreme Court’s verdict No. 1610K/PDT/2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction. The court’s judgment required us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date and on December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion to the Central Jakarta District Court.

In order to recover the amount we paid to Primkopparseni, we initiated a new action in the Central Jakarta District Court asserting that the Primkopparseni members’ meeting at which the members decided to proceed with the dispute against us was invalid. On January 19, 2005, the Central Jakarta District Court held that such members’ meeting was unlawful, but did not require Primkopparseni to compensate us, prompting us and Primkopparseni to file an appeal of that decision with the Jakarta High Court on February 1, 2005. The Jakarta High Court through its decision No. 483 / PDT / 2005 / PT.DKI decided in our favor by ruling that such meeting was unlawful, but, on the other hand, did not require Primkopparseni to compensate us. We and Primkopparseni appealed to the Supreme Court to ask for compensation for the costs of legal fees and injury to our brand name, but the Supreme Court declined our appeal on August 13, 2008 through its decision No. 229/K/PDT/2008.

Based on Qtel’s Schedule TO dated as of January 20, 2009 and filed with the SEC on January 20, 2009, on November 19, 2007, the KPPU, decided that Temasek Holdings, Pte. Ltd., a company incorporated under the laws of Singapore (“Temasek”), jointly with Singapore Technologies Telemedia Pte. Ltd. (“ST Telemedia”), STT, Asia Mobile Holding Company Pte. Ltd. (“AMHC”), AMH, ICLM, ICLS, Singapore Telecommunications Ltd., a company incorporated under the laws of Singapore (“SingTel”), and Singapore Telecom Mobile Pte. Ltd., a company incorporated under the laws of Singapore (“SingTel Mobile”), were in violation of the Indonesian competition laws and ordered Temasek, jointly with the STT, AMHC, AMH, ICLM, ICLS and SingTel (the “Temasek Affiliated Entities”), to divest their share ownership in either Telkomsel or Indosat within two years, effective from the date the judgment became legally enforceable. Indonesian competition laws state that business agents are prohibited from owning majority shares in a number of similar companies which conduct business in the same market if such ownership results in one or a group of business agents controlling over 50.0% of the market share of one kind of good or service. Temasek and other relevant parties filed an appeal against the KPPU’s judgment in the Central Jakarta District Court. In a Decision and Order dated May 9, 2008, the Central Jakarta District Court upheld and corrected the ruling by the KPPU, and ordered Temasek and the Temasek Affiliated Entities to divest their holdings in either Telkomsel or Indosat within twelve months after the Central Jakarta District Court judgment became legally enforceable. The decision of the Central Jakarta District Court was appealed to the Supreme Court. On September 10, 2008, the Supreme Court rejected the appeal and corrected the Central Jakarta District Court’s decision as follows, among others: (1) declaring that Temasek, jointly with the Temasek Affiliated Entities was in violation of Article 27 point (a) of Law No. 5 of 1999; (2) ordering Temasek, jointly with the Temasek Affiliated Entities, to terminate their cross-ownership of shares in Telkomsel and Indosat by transferring its shares in either Telkomsel or Indosat, within twelve months from the date the decree became legally enforceable; or reduce 50.0% of its share ownerships in each of Telkomsel and Indosat by no later than twelve months from the date the court’s decision is legally enforceable; and (3) ordering Temasek, jointly with the Temasek Affiliated Entities, to determine the company that they will relinquish their shares from and to relinquish the voting rights and the rights to appoint the directors and commissioners in either Telkomsel or Indosat until the relinquishment of all of their shares or the reduction of 50.0% of their shares in each of Telkomsel and Indosat as stipulated in point (2) above. On June 22, 2008, Qtel acquired all of the Temasek Affiliated Entities’ 40.81% share ownership in Indosat.

A series of class action lawsuits were also filed against us and Telkomsel in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court relating to Temasek Holding’s prior cross ownership of shares in Indosat and Telkomsel, which is alleged to have caused high price fixing of telecommunications services that harmed to the public. On October 31, 2007, a group of consumers of cellular telephones in Indonesia filed suit in the District Court of Bekasi demanding, among other remedies, Rp1,231.7 billion in compensation for losses allegedly suffered. We are also a defendant in a similar class action suit filed in the Tangerang District Court on December 19, 2007 (the “Tangerang Class Action”). The plaintiffs represent our customers and the customers of Telkomsel and XL throughout Indonesia who used the Simpati, Mentari, Kartu As, IM3, Kartu Halo, Matrix, Jempol, Xplor, and Bebas services and are demanding compensation amounting to Rp30,808.7 billion, among other remedies. On April 22, 2008, we received notification that we, Temasek Holdings, ST Telemedia, STT, AMH, ICLM, ICLS, SingTel, SingTel Mobile, Telkomsel, Telkom and the Ministry of State-Owned Enterprises, were defendants in another class action filed in the Central Jakarta District Court (the “Central Jakarta Class Action”). The plaintiffs represent customers of Telkomsel, Indosat and XL and have asserted allegations similar to that of the Tangerang Class Action. The plaintiffs are demanding compensation amounting to Rp30,808.7 billion, among other remedies. In July 2008, we were notified that the class action in the Bekasi District Court was revoked by the plaintiffs and the class action in the Central Jakarta District Court was merged with the Tangerang Class Action. The class action suit in the Tangerang District Court was postponed by the judges pending resolution of an appeal to the Supreme Court by the plaintiffs from the class action filed in Central Jakarta District Court. On March 27, 2009, we were informed that the Supreme Court issued a decision on January 21, 2009 revoking the Central Jakarta District Court decision and ordering the Central Jakarta District Court to continue with the class action. On December 22, 2009, Indosat submitted a proposal in the mediation process asserting that no evidence of customers’ loss has been presented during STT’s ownership. At the same time, Indosat is preparing a claim of inadequacy of representation as well as a response to the lawsuit. On January 5, 2010 the defendants were given the right to provide arguments regarding the legal standing of the class representation under the Class Action Lawsuit Procedure. On January 27, 2010, the Judges ruled that that the Central Jakarta Class Action lawsuit was unacceptable and ordered the plaintiffs and defendants to stop the case because (i) the plaintiffs refused to prove their legal standing and (ii) two members of the plaintiffs’ class did not qualify to stand as class representatives. The period for appeal having lapsed, the decision of the Central Jakarta District Court dated January 27, 2010 is now final and binding.

On March 22, 2010, the trial of the Tangerang Class Action continued, but the plaintiffs failed to appear. On May 3, 2010, the Company submitted a demurrer and on May 24, 2010, the judges ruled that the class action filed with the Tangerang District Court was unacceptable because the plaintiffs were not serious in filing the lawsuit and the plaintiffs failed to prove their legal standing for qualification as class representatives.

In addition to the above, we have received a letter from the KPPU, No. 398 / AK / KTPP / XI / 2007, dated November 15, 2007 relating to the possible breach of Article 5 of Law No. 5 / 1999 through price-fixing of SMS by telecommunications operators (case number 26 / KPPU-L / 2007). On June 18, 2008, the KPPU determined that only Telkom, Telkomsel, XL, Bakrie Telecom, Mobile-8 and Smart Telecom have jointly breached Article 5 of Law No. 5 / 1999. Telkomsel appealed this ruling to the South Jakarta District Court while Mobile-8 appealed this ruling to the Central Jakarta District Court where XL, Telkomsel, Indosat, Telkom, Hutchison, Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Seluler were summoned to appear as co-defendants.

During tax audits and assessments of our tax payments for 2004 and 2005 by the Tax Office for State-Owned Enterprises (the “Tax Office”), on December 4, 2006 and March 27, 2007, respectively, we were notified that our withholding tax for interest paid on intercompany loans for Indosat Finance Company B.V. and Indosat International Finance Company B.V. relating to our US$300.0 million principal amount Guaranteed Notes 2010 and US$250.0 million principal amount Guaranteed Notes 2012, respectively, should be 20.0%, rather than 10.0%. Based on advice from our tax advisors and our understanding of Indonesian law, we believe that our original calculations of withholding tax are accurate and submitted objection letters to the Tax Office regarding these assessments. On February 18, 2008 and June 4, 2008, we received decision letters from the Directorate General of Taxation rejecting our objections to our assessed tax payments for 2004 and 2005 in the amount of Rp60,493 million and Rp82,126 million, respectively. Because our objections were rejected, we submitted appeal letters on the remaining tax assessment decisions for 2004 and 2005 to the Tax Court on May 14, 2008 and September 2, 2008, respectively. As of March 15, 2010, we have not yet received a decision from the Tax Court on these appeals.

We are also currently disputing an assessment of tax overpayment for fiscal year 2005 with the Tax Office. On March 27, 2007, we received an assessment letter for tax overpayment, indicating that the Directorate General of Taxation approved the refund of an overpayment of 2005 corporate income tax amounting to Rp135,766 million, which amount is lower than the amount of Rp176,645 million that we recognize. We filed an objection with the Tax Office on June 22, 2007 and claimed for the difference amounting to Rp40,879 million. On May 27, 2008, we received a decision letter from the Directorate General of Taxation which partially accepted our objection, but only for the amount of Rp2,725 million. We submitted an appeal letter on the remaining tax corrections on our 2005 corporate income tax on August 21, 2008 for the amount Rp38,154 million. As of March 15, 2010, we have not received a decision from the Tax Court on this appeal.

On December 24, 2008, we received an assessment letter on tax overpayment from the Directorate General of Taxation on fiscal year 2004 amounting to Rp84,650 million, which amount was lower than the amount stated in an earlier decision letter received on July 4, 2008. On January 21, 2009, we filed suit objecting to the discrepancy in the amount of tax overpayment during fiscal year 2004. With respect thereto, on November 17, 2009 the Tax Court revoked the Directorate General of Taxation’s assessment letter No. KEP-539/WPJ.19/BD.05/2008, dated December 24, 2008. On March 17, 2010, the Directorate General of Taxation issued a decision favorable to the Company, informing it that the tax overpayment for fiscal year 2004 should be Rp126,403 million instead of Rp84,650, which would entitle the Company to get a refund of the difference, amounting to Rp41,753 million. The Company then subsequently received the payment of such tax refund amounting to Rp41,753 million from Directorate General of Taxation on April 13, 2010.

We are not involved in any other material cases, including civil, criminal, bankruptcy, state administration cases or arbitration cases in the Indonesian National Board of Arbitration or labor cases in Industrial Relation Court which may materially affect our performance.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2008 and 2009 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2007 and 2008, respectively. We intend to continue paying dividends in such amount to allow us to meet sound financial governance and investor expectations.

Item 9: THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange, or the JSX, and the Indonesian Stock Exchange, or the IDX. All reported prices prior to December 3, 2007 are from the JSX and all reported prices after December 3, 2007 are from the IDX, following its commencement of operation:

	Price per Share
	High	Low
	(in Rp)
Calendar Year
2005	6,400	4,275
2006	6,750	4,050
2007	9,900	5,600
2008	8,750	3,950
2009	5,950	4,200

Financial Quarter
First Quarter 2008	8,750	5,850
Second Quarter 2008	7,000	5,300
Third Quarter 2008	6,750	5,800
Fourth Quarter 2008	5,750	3,950
First Quarter 2009	5,900	4,200
Second Quarter 2009	5,950	4,850
Third Quarter 2009	5,700	5,050
Fourth Quarter 2009	5,700	4,600
First Quarter 2010	6,200	4,700

Month
November 2009	5,300	4,850
December 2009	5,000	4,600
January 2010	4,700	5,800
February 2010	5,400	5,000
March 2010	6,200	5,100
April 2010	6,150	5,750
May (through May 14, 2010)	5,950	5,500

On May 14, 2010, the closing price for a share of our common stock was Rp5,500.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange, or the NYSE.

Price per ADS
	High	Low
(in US$)
Calendar Year
2005	34 1/4	20 45/64
2006	38 71/128	21 13/16
2007	51 13/16	30 13/64
2008	47 1/64	16
2009	30 47/128	16 189/256

Financial Quarter
First Quarter 2008	47 1/64	32 23/32
Second Quarter 2008	38 29/32	29 13/64
Third Quarter 2008	37 29/64	29 55/64
Fourth Quarter 2008	31 103/128	16
First Quarter 2009	26 1/4	16 95/128
Second Quarter 2009	26 83/128	20 127/128
Third Quarter 2009	28 45/128	24 37/128
Fourth Quarter 2009	30 47/128	24 9/32
First Quarter 2010	33 123/128	25 97/256

Month
November 2009	27 111/128	25 119/128
December 2009	26 1/2	24 9/32
January 2010	30 51/128	25 97/256
February 2010	29 3/32	26 7/64
March 2010	33 123/128	27 113/128
April 2010	34 3/16	31 27/64
May (through May 14 2010)	33 45/128	28 13/16

On May 14, 2010, the closing price for an ADS was US$29.79 on the NYSE.

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

Trading on the NYSE

The Bank of New York serves as depositary, or the Depositary, with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of December 31, 2009, 16,351,213 ADSs, representing 15.04% of our common stock, were outstanding in the United States and there were 52 registered owners of our ADSs.

Item 10: ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2009, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,433,933,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,500,000;

b.	Qtel Asia, 3,532,056,600 Series B shares with a total value of Rp353,205,660,000; and

c.	the Public, 1,125,251,900 Series B shares with a total nominal value of Rp112,525,190,000.

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

On January 28, 2010, Indosat convened an Extraordinary General Meeting of Shareholders to approve, among others, an amendment to Article 3 of Indosat’s Articles of Association, covering its purposes and objective. Such amendment was required in compliance with Rule of Bapepam dan LK No. IX.J.1.

Our Articles of Association, or the Articles, state that any transaction involving a conflict of interest as defined in prevailing capital market regulations should obtain the approval of the independent shareholders in a general meeting of shareholders especially convened for such purpose.

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

Common Stock

The following is a summary of the material rights and restrictions related to the common stock of Indosat based upon applicable provisions of Indonesian law and provisions of our Articles of Association, which were most recently amended on January 28, 2010 and approved by the Minister of Law and Human Rights of Indonesia on February 25, 2010. This description does not purport to be complete and is qualified by reference to the Articles of Association and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles of Association.

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

Series A Share

The material rights and restrictions which are applicable to the common stock are also applicable to the one Series A share, except that the Government may not transfer the Series A share and it has veto rights with respect to: (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; and (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company.

Purpose and Duration

Pursuant to Article 3 of our Articles of Association, as amended on January 28, 2010, in order to comply with the Capital Market and Financial Institution Supervisory Board (Badan Pengawas Pasar Modal dan Lembaga Keuangan/”Bapepam dan LK”) Rule No. IX.J.1 on guidelines of articles of association of a company who conduct public offering on equity securities and public companies, Indosat’s purposes, objectives and business activities are as follows:

1.	The purposes and objectives of the Company are to provide telecommunications networks, telecommunication services as well as information technology and/or convergence technology services.

2.	In order to achieve the abovementioned purposes and objectives, the Company may carry out activities including the main business as follows:

a.

To provide telecommunication networks, telecommunication services as well as information technology and/or convergence technology services, including but not limited to provision of basic telephony services, multimedia services, internet telephony services, network access point services, internet services, mobile telecommunication networks and fixed telecommunication networks; and

b.	To engage in the payment transaction and money transfer service through telecommunication networks as well as information technology and/or convergence technology.

3.

In order to achieve the abovementioned purposes and objectives and in order to support the main business of the Company as mentioned above, the Company can conduct supporting business activities, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop and to operate, to lease, to rent, to maintain infrastructure/facilities including resources to support the Company business in providing telecommunication networks, telecommunication services as well as information technology and/or convergence technology services;

b.

To conduct business and operating activities (including development, marketing and sales of telecommunication networks, telecommunication services as well as information technology and/or convergence technology services by the Company), including research, customer services, education and courses both domestic and overseas; and

c.

To conduct other activities necessary to support and/or related with the provision of telecommunication networks, telecommunication services as well as information technology and/or convergence technology services including but not limited to electronic transactions and provision of hardware, software, content as well as telecommunication managed services.

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

An annual general meeting of shareholders must be held, at the latest, on June 30 of each year. At such annual general meeting, the Directors must (i) report on the affairs and management of Indosat and the results for the most recent financial year; (ii) submit the audited balance sheet and audited profit and loss statement for such financial year to the meeting for approval; (iii) determine the plan for use of profit and the amount of dividend for such financial year; (iv) submit a request for the appointment of a public accountant; and (v) submit all other matters to be addressed at the meeting. In addition, the Board of Commissioners should also report their supervisory activities during the proceeding fiscal year as stipulated in the annual report. All materials described in (i) through (v) will be made available at Indosat for inspection by shareholders from the date of the invitation for the annual general meeting of shareholders until the date of the annual general meeting of shareholders. Proposals duly submitted by shareholders representing at least 10.0% of Indosat’s subscribed shares may be included in the agenda of such meeting, provided that such proposals are received by the Board of Directors at least 21 days prior to such meeting.

The Board of Directors or the Board of Commissioners may convene an extraordinary general meeting of shareholders and must convene such a meeting upon receipt of written notice from a shareholder or shareholders representing at least 10.0% of the subscribed shares of Indosat. Upon receipt of such written notice, within 22 days of the date such written notice is accepted, the Board of Directors shall discuss, resolve, and if the Board of Directors have resolved to convene such extraordinary meeting of shareholders, the Board of Directors shall announce notice of the extraordinary meeting of shareholders at the latest 14 days prior to the invitation of the extraordinary meeting of shareholders. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Directors shall announce invitation to the extraordinary meeting of shareholders. If the Directors fail to provide notice of such a meeting, the shareholders concerned can re-submit their notice to the Board of Commissioners. Upon receipt of such notice, within 22 days of the date such notice is accepted, the Board of Commissioners shall discuss, resolve, and if the Board of Commissioners have resolved to convene such extraordinary meeting of shareholders, the Board of Commissioners shall announce notice to the extraordinary meeting of shareholders at the latest 14 days (excluding notification date and invitation date) prior to the invitation of the extraordinary meeting of shareholders. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Commissioners shall announce invitation to the extraordinary meeting of shareholders. If the Board of Commissioners fails to make notice of the extraordinary meeting of shareholders within 22 days as of the receipt of such request, the shareholders concerned may call such meeting at the expense of Indosat after obtaining approval from the Chairman of District Court.

Announcement of a general meeting is given to shareholders at least 14 days (excluding notification date and invitation date) prior to the notice for the general meeting by an advertisement in at least two daily newspapers (one in the Indonesian language and one in the English language), one of which has a wide circulation in Indonesia. Notice must be given by placement of advertisement in at least two daily newspapers, one of which is in the Indonesian language and has a wide circulation in Indonesia and one of which is in the English language at least 14 days before the date of the annual general meeting or extraordinary general meeting, excluding the date of the notice and the date of the meeting.

If all shareholders are present and/or represented, notice requirements may be waived and the general meeting of shareholders may adopt binding resolutions.

Generally, the quorum for a general meeting of shareholders requires shareholders representing more than 50.0% of the issued shares of common stock to be represented in person or by a power of attorney at such meeting.

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

Amendments to the Articles of Association

Amendments to our Articles of Association may be made only by a resolution of an extraordinary general meeting of shareholders attended by at least two-thirds of the shareholders and approved by more than two-thirds of the shareholders with voting rights, provided that (i) increases in our share capital without pre-emptive rights, (ii) merger, consolidation, acquisition and demerger involving us, (iii) dissolution and liquidation, (iv) amendments to the Articles of Association related to our purposes and objectives and the Series A holder’s veto rights can be affected only if the meeting is attended and the action approved by the holder of the Series A share.

A resolution regarding a reduction of the authorized or subscribed capital must be published by the Board of Directors in at least two daily newspapers, one of which is in the Indonesian language having a national circulation, and the other in the English language, for the benefit of creditors. In case a quorum for the extraordinary general meeting is not reached, within ten to twenty-one days from the original extraordinary general meeting a second meeting may be held to decide on matters which were not resolved at the first meeting. The second meeting can result in a valid and binding decision if attended by at least three-fifths of the shareholders and be approved by more than half of the shareholders with voting rights. Amendments related to a reduction of capital only become effective upon the approval of the Ministry of Law and Human Rights of Indonesia.

Transactions with Affiliates

It is the policy of Indosat not to enter into transaction with affiliates unless the terms thereof are no less favorable to Indosat than those which could be obtained by Indosat on an arm’s length basis from an unaffiliated third party.

Under BAPEPAM-LK regulations and Article 19 of our Articles of Association, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of common stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before Indosat was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM-LK Rule No. IX.E.1 to mean the difference between Indosat’s common interests, on the one hand, and the personal economic interests of the members of our Board of Commissioners, Board of Directors or our majority shareholders (a holder of 20.0% or more of our issued shares) of Indosat in one transaction which may impose losses on us . A conflict of interest also exists under BAPEPAM-LK rules when members of the Board of

Commissioners, Board of Directors or a controlling shareholder of Indosat is involved in a transaction in which their personal interests may be in conflict with the interest of Indosat, unless otherwise excepted by BAPEPAM-LK regulations.

We expect, in light of the substantial presence which enterprises owned or controlled by the Government or Qtel Asia or one of their affiliates have in Indonesia, that it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures or other arrangements or transactions with such enterprise from time to time. Under such circumstances, we may seek to consult BAPEPAM-LK in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the BAPEPAM-LK rule. If BAPEPAM-LK were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its rule, we would proceed without seeking disinterested shareholder approval. If, however, BAPEPAM-LK were to take the position that the proposal would require a vote of disinterested shareholders under its rule, we would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

Material Contracts

On December 18, 2007, we entered into interconnection agreements with Telkom to set up network interconnection between our cellular wireless network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party, which enable each party’s customers to make interconnection calls of various types between our cellular wireless network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended the agreement on March 31, 2008 in order to comply with BRTI letter No. 009 / DJPT3 / KOMINFO / II / 2008, regarding the implementation of interconnection arrangements for 2008, and on December 30, 2009.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our fixed telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make local, long-distance and international calls between our fixed telecommunications network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement on March 31, 2008 in order to comply with BRTI letter No. 009 / DJPT3 / KOMINFO / II / 2008, regarding the implementation of interconnection arrangements for 2008, and on December 30, 2009.

On November 25, 2009, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Persero) Tbk, as trustee, in connection with our Seventh Indosat Bonds and our Fourth Syari’ah Ijarah Bonds. The Seventh Indosat Bonds were issued on December 8, 2009 and have total face value of Rp1,300.0 billion. The Fourth Syari’ah Ijarah Bonds were issued on December 8, 2009 and have a total face value of Rp200.0 billion.

On September 17, 2008 and on June 8, 2009, we entered into a three-year unsecured credit facility agreement and a five-year unsecured credit facility agreement with BCA, amounting to Rp500 billion and Rp1,000 billion, respectively.

On July 28, 2009, we entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000 billion and on August 18, 2009, we obtained an export credit facility from EKN totaling US$315.0 million.

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

A copy, summary and/or translation of the above agreements are filed as Exhibits 4.4, 4.5, 15.17, and 15.26 through 15.38 are attached hereto.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks primarily from changes in interest rates, changes in foreign currency exchange rates, and equity price risk on the value of our long-term investments. To manage our foreign exchange and interest rate risks, we have entered into interest rate swap contracts, cross currency swap contracts and currency forward contracts or other transactions aimed at reducing and/or managing the adverse impact of changes in foreign exchange and interest rates on our operating results and cash flows. We enter into such transactions to minimize risk without engaging in speculative practices. We account for these instruments as transactions not designated as hedges, wherein changes in the fair value are charged or credited directly as expenses or income for the relevant year. We also convert surplus Indonesian rupiah funds to U.S. dollars on a regular basis in amounts necessary to meet our U.S. dollar expenses.

Interest Rate Sensitivity

As of December 31, 2009, most of our debt outstanding was at fixed rates. The following table provides information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debt and bonds payable, the table presents principal cash flows and related interest rates by expected maturity dates. The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2009; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on three-month certificate of Bank Indonesia, one-month certificate of Bank Indonesia and three month JIBOR on December 2009 plus a margin; and (iii) interest rates for long-term debts in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

		Outstanding Balance as at December 31, 2009		Expected Maturity Date as of December 31
	Interest Rate	Foreign Currency	Rupiah Equivalent	2010	2011	2012	2013	2014	2015 and Thereafter	Total
		(In USD million)	(In Rp billion)	(in Rp billion)
Assets
Variable rate
Time deposits and deposits on call
Rp	2.50% – 14.50%	—	2,395.4	2,395.4	—	—	—	—	—	2,395.4
USD	0.001% – 6.00%	23.0	216.1	216.1	—	—	—	—	—	216.1

Total Assets		23.0	2,611.5	2,611.5	—	—	—	—	—	2,611.5

Liabilities
Loans payable
Fixed rate
Rp
Principal			434.3	—	—	—	434.3	—	—	434.3
Interest	8.75% p.a.		—	38.0	38.0	38.0	19.0	—	—	133.0
USD
Principal		217.8	2,047.3	271.3	235.6	199.8	297.8	199.8	843.0	2,047.3
Interest	Ranging from 4.15% p.a. and 5.69% p.a.		—	100.7	87.1	75.7	65.1	54.4	121.0	504.0
Variable rate
Rp
Principal			6,198.7	993.8	1,029.9	2,625.0	550.0	1,000.0	—	6,198.7
Interest	Floating rate of 3-month JIBOR + 1.5% – 4.0%		—	578.9	526.3	384.3	153.5	63.9	—	1,706.9
USD
Principal		612.7	5,759.8	201.2	2,273.9	890.8	1,694.5	214.0	485.4	5,759.8
Interest	Floating rate of 6-month LIBOR + 0.35% – 2.87%		—	164.5	175.4	140.2	89.5	40.6	52.8	663.0
Bonds payable
Fixed rate
Rp
Principal			8,090.0	640.0	1,100.0	—	1,330.0	2,358.0	2,662.0	8,090.0
Interest	Ranging from 10.2% p.a. – 16.0% p.a.		—	902.1	753.7	687.7	619.5	468.2	1,139.3	4,570.5
USD
Principal		344.2	3,235.1	2,206.6	—	1,028.5	—	—	—	3,235.1
Interest	7.75% and 7.125%		—	244.3	73.3	36.6	—	—	—	354.2
Variable rate
Rp
Principal			42.0	—	—	42.0	—	—	—	42.0
Interest	Maximum of 19% p.a. and Minimum of 12.75% p.a.		—	5.4	5.4	2.6	—	—	—	13.4

Total Liabilities		1,174.7	25,807.2	6,346.8	6,298.6	6,151.2	5,253.2	4,398.9	5,303.5	33,752.2

Net Cash Flows		(1,151.7)	(23,195.7)	(3,735.3)	(6,298.6)	(6,151.2)	(5,253.2)	(4,398.9)	(5,303.5)	(31,140.7)

In addition, as of December 31, 2009, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. During the period between January 1, 2008 through December 31, 2009, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp9,051 per U.S. dollar, and, during 2009, ranged from a low of Rp12,065 per U.S. dollar to a high of Rp9,293 per U.S. dollar. On December 31, 2009, the prevailing Bank Indonesia exchange rate was Rp9,400 per U.S. dollar. As a result, we recorded a loss on foreign exchange-net of Rp885.7 billion in 2008 and a gain of Rp1,656.4 billion (US$176.2 million) in 2009.

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

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2009 of Rp9,400 per US$1.00. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Indonesian rupiah in future periods.

	Expected Maturity Date as of December 31,
	Foreign Currency	2010	2011	2012	2013	2014	2015 and Thereafter	Total
	(US$ in millions)				(Rp in billion)
Assets:
Cash and cash equivalents(1)
US$ denominated	37.1	348.9	—	—	—	—	—	348.9
Accounts receivable
US$ denominated	177.8	1,671.5	—	—	—	—	—	1,671.5
Derivative assets
US$ denominated	23.8	224.0	—	—	—	—	—	224.0
Other current assets
US$ denominated	1.7	15.8	—	—	—	—	—	15.8
Due from related parties
US$ denominated	0.1	0.6	—	—	—	—	—	0.6
Other non-current financial assets
US$ denominated	1.4	0.1	0.3	1.0	—	—	11.7	13.1

Total Assets	241.9	2,260.9	0.3	1.0	—	—	11.7	2,273.9

Liabilities:
Accounts payable—trade
US$ denominated	4.9	46.3	—	—	—	—	—	46.3
Procurement Payable
US$ denominated	310.2	2,915.4	—	—	—	—	—	2,915.4
Accrued expenses
US$ denominated	32.3	304.1	—	—	—	—	—	304.1
Deposits from customers
US$ denominated	0.8	7.9	—	—	—	—	—	7.9
Derivative liabilities
US$ denominated	18.6	174.6	—	—	—	—	—	174.6
Other current liabilities
US$ denominated	6.2	58.5	—	—	—	—	—	58.5
Loans payable including current maturities
US$ denominated	830.5	446.5	2,509.5	1,090.6	1,992.2	413.8	1,354.4	7,807.0
Bonds payable including current maturities
US$ denominated	344.2	2,206.6	—	1,028.5	—	—	—	3,235.1
Other non-current liabilities
US$ denominated	8.4	—	—	—	—	—	78.6	78.6

Total Liabilities	1,556.1	6,159.9	2,509.5	2,119.1	1,992.2	413.8	1,433.0	14,627.5

Net Cash Flows	(1,314.2)	(3,899.0)	(2,509.2)	(2,118.1)	(1,992.2)	(413.8)	(1,421.3)	(12,353.6)

(1)	Cash and cash equivalents consist of cash on hand, cash in banks and time deposits.

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by economic conditions in Indonesia.

Foreign Currency Swap Contracts

As of December 31, 2009, we maintained foreign currency swap contracts that we entered between 2005 and 2008. From 2008 to 2009, we settled the remainder of our structured currency forward contracts with three separate international financial institutions. As of December 31, 2009, we had hedging facilities amounting to US$509.0 million, representing 43.3% of our U.S. dollar-denominated bonds and loans as of December 31, 2009, in line with our target to hedge approximately 50% of our foreign exchange exposure.

As of December 31, 2009, we have outstanding foreign currency contracts under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates. However, in the event that the Indonesian rupiah appreciates against the U.S. dollar, we would recognize losses on such transactions, which could have a material and adverse effect on our financial condition.

Interest Rate Swap Contracts

In 2008, we entered into ten interest rate swap contracts with five international financial institutions with respect to US$362.2 million in aggregate in which we agreed to make fixed interest rate payments in exchange for a six-month U.S. dollar LIBOR-linked floating rate plus either 0.35%, 1.45% or 1.85% per annum in order to hedge the interest rate risks on our HSBC Sinosure and HSBC Commercial satellite financing agreements and our ING/DBS Syndicated Loan, respectively. In 2009, we entered into various interest rate swap contracts with different counterparties covering a total of US$121.0 million.

Item  12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Our American Depositary Shares (ADS) Holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, charges the following to any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued, whichever applicable, pursuant to the deposit agreement with the depositary: (1) taxes and other governmental charges, (2) registration fees as may from time to time be in effect for the registration of transfers of shares, (3) cable, telex and facsimile transmission expenses as are expressly provided in the deposit agreement to be at the expense of persons depositing shares or owners, (4) expenses incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement, (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADSs and the surrender of ADSs and, (6) a fee for the distribution of proceeds of sales of securities or rights pursuant to the deposit agreement, respectively, in an amount equal to the fee for the issuance of ADSs referred to above which would have been charged as a result of the deposit by owners of shares received in exercise of rights distributed to them pursuant to the deposit agreement, respectively, but which securities or rights are instead sold by the depositary and the net proceeds distributed. Under the deposit agreement, the depositary collects such fees by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.

Fees to be made by the Depositary to Us

The depositary has agreed to reimburse certain of our expenses related to our ADS program and incurred by us in connection with the program. The depositary reimbursed to us, or paid amounts on our behalf to third parties, or waived its fees and expenses, in the gross amount of US$178,149.94 for the year ended December 31, 2009.

The table below sets forth the types of expenses that the depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2009 that were reimbursed:

Type of Fees	Amount
Printing costs	$8,908.09
New York Stock Exchange Listing Fee	$45,746.90
Costs related to ADS program	$5,749.24
Total	$60,404.23

The depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary has waived or paid directly to third parties relating to the year ended December 31, 2009:

Type of Fees	Amount
Mailing, printing and service fees and expenses	$10,751.46
Meeting-related expenses	$4,994.25
Fees and expenses related to the administration of the ADS program	$102,000.00
Total	$117,745.71

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2009, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2009, or the Evaluation Date, our management, including our President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were sufficient to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our President Director and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. Our Board of Directors conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Based on this criteria, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

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

Purwantono, Sarwoko & Sandjaja, a member of Ernst & Young Global, the independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on internal control over financial reporting as of December 31, 2009. This attestation report is set forth on page 3 of our consolidated financial statements attached hereto.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2008 and 2009:

	2008	2009
	(in US$)
Audit fees(1)	1,963,307	2,330,298
Audit-related fees(2)	953,962	1,279,708
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	2,917,269	3,610,006

(1)

Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, PT Indosat Mega Media, PT Aplikanusa Lintasarta, PT Starone Mitra Telekomunikasi and PT Artajasa Pembayaran Elektronis and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

Audit-related fees in 2008 and 2009 primarily consist of fees for performing limited reviews of our interim financial information including those of our subsidiaries and for performing services in connection with our bond issuances in 2008 and 2009.

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

Our home country requirements for corporate governance are embodied primarily in Law No. 40 of 2007 on Limited Liability Companies, Law No. 8 of 1995 on Capital Markets, the Regulations of the Indonesian Capital Market and Financial Institution Supervisory Board, or the BAPEPAM-LK Regulations, and the rules issued by the Indonesian stock exchanges, namely the IDX. In addition to these statutory requirements, our Articles of Association incorporate provisions directing certain corporate governance practices.

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

In addition, our Audit Committee’s written charter does not require our Audit Committee to review earnings guidance prior to filing to ensure compliance with the prevailing capital market laws and regulations as required under Section 303A.07(c)(iii)(C), although the written charter does require review of press releases containing financial information. Unlike the requirements set forth in the NYSE listing standards, our Audit Committee does not have direct responsibility for the appointment, retention and compensation of our external auditor. Our Audit Committee can only recommend the appointment of the external auditor to the Board of Commissioners, and the Board of Commissioner’s decision is subject to shareholder approval as required by Indonesian law. A copy of our Audit Committee’s written charter can be found on our website at www.indosat.com and is attached hereto as Exhibit 15.16.

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

Item 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19: EXHIBITS

(b)	Index to Exhibits

1.1	Notarial Deed No. 118, Relating to the Amendment and restatement of the Articles of Association, dated June 11, 2009.

1.2	Notarial Deed No. 123, Relating to the Amendment of the Articles of Association, dated January 28, 2010.

4.1	Form of Non-Compete Agreement(3)

4.2

Agreement for Network Interconnection for Indosat’s Fixed Local Telecommunication Network and Telkomsel’s Cellular Mobile Network, dated July 30, 2007 and its Amendments dated December 19, 2007(1) and March 30, 2008

4.3	Agreement for Network Interconnection for Cellular Mobile Network between Indosat and Telkomsel, dated December 19, 2007 and its Amendment dated February 18, 2008(1)

4.4

Agreement for Network Interconnection for Indosat’s Cellular Mobile Network and Telkom’s Fixed Local Telecommunication, dated December 18, 2007 and Amendments dated March 31, 2008(1) and December 30, 2009

4.5	Agreement for Network Interconnection for Fixed Telecommunication Network between Indosat and Telkom, dated December 18, 2007 and Amendments dated March 31, 2008(1) and December 30, 2009

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics, dated January 24, 2007(1)

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1

Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility(4)

15.3	Trustee Agreement for the Fifth Indosat Bonds, dated May 9, 2007(2)

15.4	Credit Agreement with Goldman Sachs International dated May 30, 2007(2)

15.5	Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 9, 2007(2)

15.6	Credit Agreement with Bank Central Asia, dated August 28, 2007(2)

15.7	Credit Agreement with Bank Mandiri, dated September 18, 2007(2)

15.8	First Amendment to Credit Agreement with Bank Central Asia, dated October 30, 2007(2)

15.9	Credit Agreement with Bank DBS Indonesia, dated November 1, 2007(2)

15.10	Sinosure Term Facility Agreement with HSBC France, dated November 27, 2007(1)

15.11	COFACE Term Facility Agreement with HSBC France, dated November 27, 2007(1)

15.12	Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated November 27, 2007(1)

15.13	Trustee Agreement for the Sixth Indosat Bonds, dated March 17, 2008(2)

15.14	Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated March 17, 2008(2)

15.15	Syndicated Loan Facility with ING/DBS, dated June 12, 2008(1)

15.16	Revised Audit Committee Charter, dated October 20, 2009

15.17	Credit Agreement with Bank of Central Asia, dated September 17, 2008(1)

15.18	Deed of Amendment of Credit Agreement with Bank Central Asia, dated February 12, 2009(1)

15.19	Deed of Amendment of Syndicated Loan Facility with ING/DBS, dated February 24, 2009(1)

15.20	Deed of Amendment of Sinosure Term Facility Agreement with HSBC France, dated March 18, 2009(1)

15.21	Deed of Amendment of COFACE Term Facility Agreement with HSBC France, dated March 18, 2009(1)

15.22	Deed of Amendment of Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated March 18, 2009(1)

15.23

Deed of Amendment of Term Facility Agreement among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent, dated March 20, 2009(1)

15.24	Deed of Amendment of Credit Agreement with Bank Mandiri, dated March 23, 2009(1)

15.25	Deed of Amendment of Credit Agreement with Bank DBS Indonesia, dated March 25, 2009(1)

15.26	Deed of Amendment of Trustee Agreement for the Second Indosat Bonds, dated May 4, 2009

15.27	Deed of Amendment of Trustee Agreement for the Third Indosat Bonds, dated May 4, 2009

15.28	Deed of Amendment of Trustee Agreement for the Fourth Indosat Bonds, dated May 4, 2009

15.29	Deed of Amendment of Trustee Agreement for the Fifth Indosat Bonds, dated May 4, 2009

15.30	Deed of Amendment of Trustee Agreement for the Sixth Indosat Bonds, dated May 4, 2009

15.31	Deed of Amendment of Trustee Agreement for the Syariah Ijarah Bonds, dated May 4, 2009

15.32	Deed of Amendment of Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 4, 2009

15.33	Deed of Amendment of Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated May 4, 2009

15.34	Credit Agreement with Bank Central Asia, dated June 8, 2009

15.35	Credit Agreement with Bank Mandiri, dated July 28, 2009

15.36	EKN Facility Agreement with HSBC Hongkong and ABN Amro Bank Hongkong, dated August 18, 2009

15.37	Trustee Agreement for the Seventh Indosat Bonds, dated November 25, 2009

15.38	Trustee Agreement for the Fourth Syari’ah Ijarah Bonds, dated November 25, 2009

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on April 15, 2009.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 5, 2008.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 10, 2007.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.

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

Date: June 1, 2010

PT INDOSAT TBK

By:	/s/ Harry Sasongko Tirtotjondro
Name:	Harry Sasongko Tirtotjondro
Title:	President Director and Chief Executive Officer

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2008 AND 2009

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-11641

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated statements of financial position of PT Indosat Tbk (“the Company”) and its subsidiaries as of January 1, 2008 and December 31, 2008 and 2009, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of January 1, 2008 and December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2008 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PT Indosat Tbk and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2010 expressed an unqualified opinion thereon.

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

May 24, 2010

Report of Independent Registered Public Accounting Firm

Report No. RPC-11642

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited PT Indosat Tbk (“the Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PT Indosat Tbk and its subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, PT Indosat Tbk and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PT Indosat Tbk and its subsidiaries as of January 1, 2008 and December 31, 2008 and 2009, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2009, and our report dated May 24, 2010, expressed an unqualified opinion thereon.

Purwantono, Sarwoko & Sandjaja

Jakarta, Indonesia

May 24, 2010

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

January 1, 2008 and December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

			December 31,
	Notes	January 1, 2008	2008	2009
		Rp	Rp	Rp
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2g8,4,16 26,32	8,053,006	5,737,866	2,835,999
Short-term investments—net of allowance for decline in value of Rp25,395 as of January 1, 2008 and December 31, 2008 and 2009	2g8,16	1,250	—	—
Accounts receivable—net	2g,5,3b
Trade	16,26,32	1,030,968	1,340,706	1,356,697
Others	34a	20,901	16,914	593,287
Inventories—net of allowance for obsolescence of Rp476 as of January 1, 2008, Rp3,368 as of December 31, 2008 and Rp10,769 as of December 31, 2009	2g20	161,573	241,991	112,260
Derivative assets	2g8,2g15 16,29,32	127,717	656,594	224,004
Advances		38,017	39,151	35,173
Taxes receivable	6,12	490,133	247,185	396,581
Prepaid expenses	2g19,2g21, 25,26	650,893	1,019,073	1,125,091
Other current assets	2g5,32	226,801	347,516	424,623
Other current financial assets	2g8,16,32	24,868	44,777	35,173

Total Current Assets		10,826,127	9,691,773	7,138,888

NON-CURRENT ASSETS
Due from related parties—net of allowance for doubtful accounts of Rp2,257 as of January 1, 2008, Rp2,419 as of December 31, 2008 and Rp1,182 as of December 31, 2009	2g8,26,16,35	56,455	42,496	7,215
Deferred tax assets—net	2g6,3b,12	88,956	70,744	87,999
Investments in associated companies—net of allowance for decline in value of Rp56,300 as of January 1, 2008, and Rp56,586 as of December 31, 2008 and 2009	2g3,2g22	286	700	422
Other long-term investments—net of allowance for decline in value of Rp99,977 as of January 1, 2008 and December 31, 2008 and 2009	2g8,16	2,730	2,730	2,730
Property and equipment—net	2g16,2g17, 2g18,2g22,7	30,140,107	37,904,724	43,922,342
Goodwill and other intangible assets	2d2,2g1,2g2, 2g22,3b,9	2,087,178	2,060,709	2,042,817
Long-term prepaid licenses—net of current portion	2g19	231,289	199,289	463,549
Long-term receivables	2g8	77,515	81,524	66,611
Long-term prepaid pension—net of current portion	2g7,3b,25,26	198,360	169,986	147,380
Long-term advances	9	646,997	456,093	294,391
Prepaid landrights lease	2d1,10	345,665	386,622	377,868
Other non-current assets	2g21,26	458,999	694,465	740,703
Other non-current financial assets	2g8,16	59,259	58,357	84,160

Total Non-current Assets		34,393,796	42,128,439	48,238,187

TOTAL ASSETS		45,219,923	51,820,212	55,377,075

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2008 and December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

			December 31,
	Notes	January 1, 2008	2008	2009
		Rp	Rp	Rp
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable—trade	2g9,16,26,32	446,450	608,754	537,476
Procurement payable	2g9,11,16, 26,32	6,206,649	6,446,357	5,289,782
Taxes payable	2g6,12	314,529	111,169	61,948
Accrued expenses	13,25,16,26,32	1,282,939	1,445,238	1,525,561
Unearned income	2g5	758,747	867,456	962,974
Deposits from customers	32	40,947	32,121	22,463
Derivative liabilities	2g9,2g15, 16,29,32	64,310	315,866	174,540
Current maturities of:
Loans payable	2g9,14,16,32	494,387	572,469	1,440,259
Bonds payable	2g9,15,16,32	1,860,000	56,442	2,840,662
Other current liabilities	2g9,26,32	186,983	232,821	164,826
Other current financial liabilities	2g9,16,32	51,560	31,022	43,721

Total Current Liabilities		11,707,501	10,719,715	13,064,212

NON-CURRENT LIABILITIES
Due to related parties	2g9,16,26,32	64,850	14,699	13,764
Deferred tax liabilities—net	2g6,12	1,468,676	1,349,675	1,650,318
Loans payable—net of current maturities	2g9,14, 16,26,32	4,249,033	10,812,160	12,715,492
Bonds payable—net of current maturities	2g9,15,16,32	10,088,741	10,315,616	8,472,175
Other non-current liabilities	2g9,17, 25,26,32	639,902	819,681	936,087
Other non-current financial liabilities	2g9,16,18,32	279,658	52,178	6,546

Total Non-current Liabilities		16,790,860	23,364,009	23,794,382

TOTAL LIABILITIES		28,498,361	34,083,724	36,858,594

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2008 and December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

			December 31,
	Notes	January 1, 2008	2008	2009
		Rp	Rp	Rp
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY
Capital stock—Rp100 par value per A share and B share Authorized—1 A share and 19,999,999,999 B shares Issued and fully paid—1 A share and 5,433,933,499 B shares	19	543,393	543,393	543,393
Premium on capital stock	19	1,546,587	1,546,587	1,546,587
Retained earnings
Appropriated		80,258	100,678	119,464
Unappropriated		13,846,541	14,842,838	15,575,601
Other components of equity	2b,2g3,2g4	409,989	417,395	406,473

Total Equity Attributable to Owners of the Company		16,426,768	17,450,891	18,191,518
Non-controlling Interests		294,794	285,597	326,963

TOTAL STOCKHOLDERS’ EQUITY		16,721,562	17,736,488	18,518,481

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		45,219,923	51,820,212	55,377,075

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2008	2009
		Rp	Rp
OPERATING REVENUES	2g5,3b,20,26, 31
Cellular		14,185,453	13,959,674
Multimedia, Data Communication, Internet (“MIDI”)		2,733,412	2,712,632
Fixed telecommunication		2,029,564	1,957,179

Total Operating Revenues		18,948,429	18,629,485

OPERATING EXPENSES	2g5.5
Cost of services	21,26	6,375,987	6,896,300
Depreciation and amortization	2d2,2g2,2g16 7,8	4,555,891	5,561,390
Personnel	2g7,22,25,26	1,638,993	1,451,560
Marketing		918,124	816,934
Administration and general	23,26	737,432	693,437

Total Operating Expenses		14,226,427	15,419,621

OPERATING INCOME		4,722,002	3,209,864

OTHER INCOME (EXPENSES)	2g5
Gain (loss) on foreign exchange—net	2g4,2g11,5	(885,729)	1,656,407
Interest income	2g5.2,26	460,089	138,951
Financing cost	24,26	(1,858,294)	(1,872,967)
Gain (loss) on change in fair value of derivatives—net	2g11,2g15,29	136,603	(486,916)
Others—net	12	(25,597)	(116,821)

Other Expenses—Net		(2,172,928)	(681,346)

PROFIT BEFORE INCOME TAX		2,549,074	2,528,518

INCOME TAX BENEFIT (EXPENSE)	2g6,3b,12
Current		(587,642)	(494,490)
Deferred		102,319	(287,030)

Income Tax Expense—Net		(485,323)	(781,520)

PROFIT FOR THE YEAR		2,063,751	1,746,998

OTHER COMPREHENSIVE INCOME	12
Differences in foreign currency translation		9,485	(14,563)
Income tax effect on differences in foreign currency translation		(2,371)	3,641

Differences in foreign currency translation—net of tax		7,114	(10,922)

Difference in transaction of equity changes in associated company		389	—
Income tax effect on difference in transaction of equity changes in associated company		(97)	—

Differences in transaction of equity changes in associated company—net of tax		292	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

	Notes	2008	2009
		Rp	Rp
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	2g4	7,406	(10,922)

TOTAL COMPREHENSIVE INCOME	2d	2,071,157	1,736,076

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		2,037,753	1,690,804
Non-controlling interests		25,998	56,194

Total		2,063,751	1,746,998

OTHER COMPREHENSIVE INCOME—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		7,406	(10,922)
Non-controlling interests		—	—

Total		7,406	(10,922)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company		2,045,159	1,679,882
Non-controlling interests		25,998	56,194

Total		2,071,157	1,736,076

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY	2g25,19,27	375.01	311.16

BASIC AND DILUTED EARNINGS PER AMERICAN DEPOSITARY SHARES (ADS) (50 B SHARES PER ADS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	2g25,19,27	18,750.26	15,557.83

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah)

		Attributable to the Owners of the Company
Description	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- Controlling Interests	Total Equity
						Appropriated	Unappropriated
Balance as of January 1, 2008 under Indonesian GAAP		543,393	1,546,587	403,812	6,177	80,258	13,964,503	16,544,730	297,370	16,842,100
IFRS adjustments	2d	—	—	—	—	—	(117,962)	(117,962)	(2,576)	(120,538)

Balance as of January 1, 2008 (restated) under IFRS		543,393	1,546,587	403,812	6,177	80,258	13,846,541	16,426,768	294,794	16,721,562

Profit for the year under Indonesian GAAP	2d	—	—	—	—	—	1,878,522	1,878,522	26,763	1,905,285
IFRS adjustments		—	—	—	—	—	159,231	159,231	(765)	158,466

Profit for the year (restated)		—	—	—	—	—	2,037,753	2,037,753	25,998	2,063,751
Other comprehensive income		—	—	292	7,114	—	—	7,406	—	7,406

Total comprehensive income for the year		—	—	292	7,114	—	2,037,753	2,045,159	25,998	2,071,157
Resolution during the Annual Stockholders’ General Meeting on June 5, 2008	28
Declaration of cash dividend		—	—	—	—	—	(1,021,036)	(1,021,036)	—	(1,021,036)
Appropriation for reserve fund		—	—	—	—	20,420	(20,420)	—	—	—

Changes in non-controlling interest
Total non-controlling interest under Indonesian GAAP		—	—	—	—	—	—	—	(35,195)	(35,195)

Balance as of December 31, 2008		543,393	1,546,587	404,104	13,291	100,678	14,842,838	17,450,891	285,597	17,736,488

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
**

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah)

		Attributable to the Owners of the Company
Description	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- Controlling Interests	Total Equity
						Appropriated	Unappropriated
Balance as of December 31, 2008		543,393	1,546,587	404,104	13,291	100,678	14,842,838	17,450,891	285,597	17,736,488

Profit for the year		—	—	—	—	—	1,690,804	1,690,804	56,194	1,746,998
Other comprehensive income		—	—	—	(10,922)	—	—	(10,922)	—	(10,922)

Total comprehensive income		—	—	—	(10,922)	—	1,690,804	1,679,882	56,194	1,736,076
Resolution during the Annual Stockholders’ General Meeting on June 11, 2009	28
Declaration of cash dividend		—	—	—	—	—	(939,255)	(939,255)	—	(939,255)
Appropriation for reserve fund		—	—	—	—	18,786	(18,786)	—	—	—
Changes in non-controlling interest
Total non-controlling interest under Indonesian GAAP		—	—	—	—	—	—	—	(14,828)	(14,828)

Balance as of December 31, 2009		543,393	1,546,587	404,104	2,369	119,464	15,575,601	18,191,518	326,963	18,518,481

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
**

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2008	2009
		Rp	Rp
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from:
Customers		18,336,914	18,415,890
Interest income		460,020	146,826
Refund of taxes	6	271,321	84,650
Settlement from derivative contract	29a	58,375	—
Cash paid to/for:
Suppliers and others		(7,992,693)	(10,116,183)
Financing cost		(1,776,934)	(1,730,149)
Employees		(1,708,174)	(1,359,817)
Taxes		(897,161)	(878,137)
Long-term prepaid licenses		—	(338,408)
Swap cost from cross currency swap contracts	29a,29c-p	(235,971)	(125,748)
Interest rate swap contracts paid	29s-t	(2,432)	(47,715)

Net Cash Provided by Operating Activities		6,513,265	4,051,209

CASH FLOWS FROM INVESTING ACTIVITIES
Dividend income received		26,348	26,774
Proceeds from sale of property and equipment	7	1,131	2,253
Acquisitions of property and equipment	7	(10,307,932)	(10,684,690)
Acquisition of intangible assets	8	(6,952)	(15,044)
Proceeds from sale of short-term investment		1,250	—
Purchase of investment in associated company		(700)	—

Net Cash Used in Investing Activities		(10,286,855)	(10,670,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	14	5,126,570	3,892,786
Proceeds from bonds payable	15	1,650,000	1,500,000
Cash dividend paid		(1,021,037)	(939,255)
Repayment of long-term loans	14	(506,220)	(632,814)
Swap cost from cross currency swap contract	29b	(64,009)	(54,116)
Decrease (increase) in restricted cash and cash equivalents		4,200	(18,206)
Repayment of bonds payable	15	(3,828,827)	(14,453)
Cash dividend paid by subsidiaries to non-controlling interest		(11,326)	(9,291)
Settlement from derivative contract	29b	109,099	—

Net Cash Provided by Financing Activities		1,458,450	3,724,651

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar)

	Notes	2008	2009
		Rp	Rp
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,315,140)	(2,894,847)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		8,053,006	5,737,866
BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS OF ACQUIRED SUBSIDIARY		—	(7,020)

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	5,737,866	2,835,999

DETAILS OF CASH AND CASH EQUIVALENTS:
Time deposits with original maturities of three months or less		5,469,039	2,611,529
Cash on hand and in banks		268,827	224,470

Cash and cash equivalents as stated in the consolidated statements of financial position		5,737,866	2,835,999

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Acquisitions of property and equipment credited to:
Long-term loans payable		1,516,354	723,112
Long-term advances		190,906	161,702
Procurement payables		274,248	—
Other non-current liabilities		45,511	—

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

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

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 118 dated June 11, 2009 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ General Meeting held on June 11, 2009, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (BAPEPAM-LK) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies. The latest amendment of the Company’s Articles of Association has been approved by and reported to the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-31103.AH.01.02 Year 2009 dated July 7, 2009 and AHU-AH.01.10-09907 dated July 10, 2009. The amendments relate to, among others, the Company’s additional business activities and additional veto rights of “A” share with respect to demerger of the Company and carrying out the submission of application for bankruptcy (Note 34b).

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

•	Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business

•	Engaging in payment transactions and money transfer service through telecommunications and information technology networks.

The consolidated financial statements of the Company and its subsidiaries (collectively referred to hereafter as “the Companies”) as of January 1, 2008 and December 31, 2008 and 2009 and for each of the two years ended December 31, 2009 were approved and authorized for issue by the Board of Directors on May 24, 2010, as reviewed and recommended for approval by the Audit Committee.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b. Structure of the Company’s Subsidiaries

As of January 1, 2008 and December 31, 2008 and 2009, the Company has direct and indirect ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				January 1 and December 31, 2008	December 31, 2009
Indosat Finance Company B.V. (“IFB”) (2)	Amsterdam	Finance	2003	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”) (3)	Amsterdam	Finance	2005	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISP”)	Singapore	Telecommunication	2005	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	72.54	72.54
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36	72.36
PT Artajasa Pembayaran Elektronis (“APE”) (Note 2b)	Jakarta	Telecommunication	2000	39.80	39.80
PT Satelindo Multi Media (“SMM”) (1)	Jakarta	Multimedia	1999	99.60	—

	Total Assets (Before Eliminations)
Name of Subsidiary	January 1, 2008	December 31, 2008	December 31, 2009
IFB (2)	2,882,340	2,637,074	2,261,226
IIFB (3)	2,382,722	1,235,816	1,044,174
ISP	10,249	21,167	28,779
IMM	753,797	741,086	734,417
SMT	176,444	147,864	139,789
Lintasarta	1,059,539	1,324,324	1,404,669
APE	104,487	133,241	179,681
SMM (1)	10,690	10,690	—

(1)	Liquidated on June 30, 2009
(2)	Based on an IFB shareholder’s resolution dated November 6, 2008, IFB decided to refund capital injection amounting to EUR99,996. The Company received such refund in February 2009.
(3)	Based on an IIFB shareholder’s resolution dated November 6, 2008, IIFB decided to refund capital injection amounting to EUR1,124,064. The Company received such refund in February 2009.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

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

On November 27, 2008, the Company entered into a Sale and Purchase Agreement with PT Sarana Pembangunan Jawa Tengah (“SPJT”) to purchase the 17.18% ownership of SPJT in SMT for Rp33,680. Such purchase, which resulted in the recognition of goodwill amounting to Rp9,724 (Note 8), increased the Company’s ownership in SMT from 55.36% to 72.54%. On December 3, 2008, the Company fully paid SPJT for the purchase.

c. Merger of the Company, Satelindo, Bimagraha and IM3

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2008 and 2009 are as follows:

a. Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value and derivative financial instruments and available-for-sale financial assets which are stated at fair value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The consolidated financial statements are presented in Indonesian rupiah, which is the Company’s functional and reporting currency.

b. Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1b).

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2008 and 2009 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, and ISP were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, and ISP are presented as part of “Other Components of Equity” under the Stockholders’ Equity section of the consolidated balance sheets.

Non-controlling interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly-owned. Intergroup balances, transactions, income and expenses are eliminated in full on consolidation.

c. Statement of Compliance

The consolidated financial statements of the Companies have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

d. First-time Adoption and Transition to IFRS

These are the Companies’ first consolidated financial statements prepared in accordance with IFRS.

Prior to adoption of IFRS until December 31, 2008, the Companies’ consolidated financial statements were prepared in accordance with accounting principles generally accepted in Indonesia (Indonesian GAAP).

The Companies applied IFRS 1, “First-time Adoption of International Financial Reporting Standards”, in preparing these consolidated financial statements, with January 1, 2008 as the date of transition. An explanation of how the adoption of IFRS has affected the reported financial position, financial performance and cash flows is set forth below.

The first-time adoption and transition to IFRS resulted in certain changes to the Companies’ accounting policies recorded under Indonesian GAAP. The comparative figures for the 2008 consolidated financial statements were restated to reflect the changes in accounting policies.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

IFRS 1 allows first-time adopters certain exemptions from the general requirements to apply IFRS effective December 31, 2009 retrospectively. In preparing the Companies’ first IFRS consolidated financial statements, the following exemptions were applied:

(a)

IFRS 3, “Business Combinations”, has not been applied to acquisitions of subsidiaries or of interests in associated companies that occurred before January 1, 2008. Accordingly, the Companies ceased to amortize the goodwill arising from these business combinations effective January 1, 2008.

(b)

The option not to split compound financial instruments at inception into separate liability and equity components has been applied for compound financial instruments issued by the Company’s subsidiary, Lintasarta, in which the liability component was no longer outstanding as of January 1, 2008.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The following tables (“Reconciliation Tables”) set forth a reconciliation of (i) consolidated statement of financial position as of January 1, 2008, (ii) consolidated statement of financial position as of December 31, 2008 and (iii) consolidated statement of comprehensive income for the year ended December 31, 2008, in each case between IFRS and the previously reported Indonesian GAAP consolidated financial statements.

Reconciliation of consolidated statement of financial position under Indonesian GAAP and IFRS as of January 1, 2008:

	Notes	Indonesian GAAP	Remeasurements/ Reclassifications	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents		8,053,006	—	8,053,006
Short-term investments—net		1,250	—	1,250
Accounts receivable—net
Trade		1,030,968	—	1,030,968
Others		20,901	—	20,901
Inventories—net		161,573	—	161,573
Derivative assets		127,717	—	127,717
Advances		38,017	—	38,017
Prepaid taxes	2e	714,322	(714,322)	—
Taxes receivable	2e	—	490,133	490,133
Prepaid expenses	2e	618,893	32,000	650,893
Other current assets	2e	27,480	199,321	226,801
Other current financial assets	2e	—	24,868	24,868

Total Current Assets		10,794,127	32,000	10,826,127

NON-CURRENT ASSETS
Due from related parties—net		56,455	—	56,455
Deferred tax assets—net	2d4	87,118	1,838	88,956
Investments in associated companies		286	—	286
Other long-term investments		2,730	—	2,730
Property and equipment—net	2e	30,572,773	(432,666)	30,140,107
Goodwill and other intangible assets—net	2d2, 2e	2,350,467	(263,289)	2,087,178
Long-term prepaid licenses	2e	—	231,289	231,289
Long-term receivables		77,515	—	77,515
Long-term prepaid pension—net of current portion		198,360	—	198,360
Long-term advances		646,997	—	646,997
Prepaid landrights lease	2d1, 2e	—	345,665	345,665
Other non-current assets	2e	518,258	(59,259)	458,999
Other non-current financial assets	2e	—	59,259	59,259

Total Non-current Assets		34,510,959	(117,163)	34,393,796

TOTAL ASSETS		45,305,086	(85,163)	45,219,923

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Notes	Indonesian GAAP	Remeasurements/ Reclassifications	IFRS
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable—trade		446,450	—	446,450
Procurement payable		6,206,649	—	6,206,649
Taxes payable	2e	436,450	(121,921)	314,529
Accrued expenses	2e	1,340,435	(57,496)	1,282,939
Unearned income	2d3	709,827	48,920	758,747
Deposits from customers		40,947	—	40,947
Derivative liabilities		64,310	—	64,310
Current maturities of:
Loans payable		494,387	—	494,387
Bonds payable		1,860,000	—	1,860,000
Other current liabilities	2e	59,126	127,857	186,983
Other current financial liabilities	2e	—	51,560	51,560

Total Current Liabilities		11,658,581	48,920	11,707,501

NON-CURRENT LIABILITIES
Due to related parties		64,850	—	64,850
Deferred tax liabilities—net	2d4	1,482,221	(13,545)	1,468,676
Loans payable—net of current maturities		4,249,033	—	4,249,033
Bonds payable—net of current maturities		10,088,741	—	10,088,741
Other non-current liabilities	2e	919,560	(279,658)	639,902
Other non-current financial liabilities	2e	—	279,658	279,658

Total Non-current Liabilities		16,804,405	(13,545)	16,790,860

MINORITY INTEREST	2e	297,370	(297,370)	—

STOCKHOLDERS’ EQUITY
Capital stock		543,393	—	543,393
Premium on capital stock		1,546,587	—	1,546,587
Retained earnings
Appropriated		80,258	—	80,258
Unappropriated	2d5	13,964,503	(117,962)	13,846,541
Difference in transactions of equity changes in associated companies/subsidiaries	2e	403,812	(403,812)	—
Difference in foreign currency translation	2e	6,177	(6,177)	—
Other components of equity	2e	—	409,989	409,989

Total Equity Attributable to Owners of the Company		16,544,730	(117,962)	16,426,768
Non-controlling interest	2e	—	294,794	294,794

Total Stockholders’ Equity		16,544,730	176,832	16,721,562

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		45,305,086	(85,163)	45,219,923

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Reconciliation of consolidated statement of financial position under Indonesian GAAP and IFRS as of December 31, 2008:

	Notes	Indonesian GAAP	Remeasurements/ Reclassifications	IFRS
ASSETS
CURRENT ASSETS
Cash and cash equivalents		5,737,866	—	5,737,866
Accounts receivable—net
Trade		1,340,706	—	1,340,706
Others		16,914	—	16,914
Inventories—net		241,991	—	241,991
Derivative assets		656,594	—	656,594
Advances		39,151	—	39,151
Prepaid taxes	2e	592,880	(592,880)	—
Taxes receivable	2e	—	247,185	247,185
Prepaid expenses	2e	987,073	32,000	1,019,073
Other current assets	2e	46,598	300,918	347,516
Other current financial assets	2e	—	44,777	44,777

Total Current Assets		9,659,773	32,000	9,691,773

NON-CURRENT ASSETS
Due from related parties—net		42,496	—	42,496
Deferred tax assets—net	2d4	68,445	2,299	70,744
Investments in associated companies		700	—	700
Other long-term investments		2,730	—	2,730
Property and equipment—net	2e	38,394,073	(489,349)	37,904,724
Goodwill and other intangible assets—net	2d2, 2e	2,064,681	(3,972)	2,060,709
Long-term prepaid licenses Long-term receivables	2e 2e	— 81,524	199,289 —	199,289 81,524
Long-term prepaid pension—net of current portion		169,986	—	169,986
Long-term advances		456,093	—	456,093
Prepaid landrights lease	2d1, 2e	—	386,622	386,622
Other non-current assets	2e	752,822	(58,357)	694,465
Other non-current financial assets	2e	—	58,357	58,357

Total Non-current Assets		42,033,550	94,889	42,128,439

TOTAL ASSETS		51,693,323	126,889	51,820,212

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Notes	Indonesian GAAP	Remeasurements/ Reclassifications	IFRS
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable—trade		608,754	—	608,754
Procurement payable		6,446,357	—	6,446,357
Taxes payable	2e	268,891	(157,722)	111,169
Accrued expenses	2e	1,512,533	(67,295)	1,445,238
Unearned income	2d3	822,986	44,470	867,456
Deposits from customers		32,121	—	32,121
Derivative liabilities		315,866	—	315,866
Current maturities of:
Loans payable		572,469	—	572,469
Bonds payable		56,442	—	56,442
Other current liabilities	2e	38,826	193,995	232,821
Other current financial liabilities	2e	—	31,022	31,022

Total Current Liabilities		10,675,245	44,470	10,719,715

NON-CURRENT LIABILITIES
Due to related parties		14,699	—	14,699
Deferred tax liabilities—net	2d4	1,305,185	44,490	1,349,675
Loans payable—net of current maturities		10,812,160	—	10,812,160
Bonds payable—net of current maturities		10,315,616	—	10,315,616
Other non-current liabilities	2e	871,859	(52,178)	819,681
Other non-current financial liabilities	2e	—	52,178	52,178

Total Non-current Liabilities		23,319,519	44,490	23,364,009

MINORITY INTEREST	2e	288,938	(288,938)	—

STOCKHOLDERS’ EQUITY
Capital stock		543,393	—	543,393
Premium on capital stock		1,546,587	—	1,546,587
Retained earnings
Appropriated		100,678	—	100,678
Unappropriated	2d5	14,801,568	41,270	14,842,838
Difference in transactions of equity changes in associated companies/subsidiaries	2e	404,104	(404,104)	—
Difference in foreign currency translation	2e	13,291	(13,291)	—
Other components of equity	2e	—	417,395	417,395

Total Equity Attributable to Owners of the Company		17,409,621	41,270	17,450,891
Non-controlling interest	2e	—	285,597	285,597

Total Stockholders’ Equity		17,409,621	326,867	17,736,488

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		51,693,323	126,889	51,820,212

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Reconciliation between consolidated statement of comprehensive income under Indonesian GAAP and IFRS for the year ended December 31, 2008:

	Notes	Indonesian GAAP	Remeasurements/ Reclassifications	IFRS
OPERATING REVENUES
Cellular	2d3	14,178,922	6,531	14,185,453
MIDI	2d3	2,735,495	(2,083)	2,733,412
Fixed telecommunication	2e	1,744,716	284,848	2,029,564

Total Operating Revenues		18,659,133	289,296	18,948,429

OPERATING EXPENSES
Costs of services	2d1, 2e	6,043,414	332,573	6,375,987
Depreciation and amortization	2e	4,587,891	(32,000)	4,555,891
Personnel		1,638,993	—	1,638,993
Marketing		918,124	—	918,124
Administration and general		737,432	—	737,432

Total Operating Expenses		13,925,854	300,573	14,226,427

OPERATING INCOME		4,733,279	(11,277)	4,722,002

OTHER INCOME (EXPENSES)
Interest income		460,089	—	460,089
Gain on change in fair value of derivatives—net		136,603	—	136,603
Financing cost		(1,858,294)	—	(1,858,294)
Loss on foreign exchange—net		(885,729)	—	(885,729)
Amortization of goodwill	2d2	(227,317)	227,317	—
Others – net	2e	(33,516)	7,919	(25,597)

Other Expenses—Net		(2,408,164)	235,236	(2,172,928)

INCOME BEFORE INCOME TAX		2,325,115	223,959	2,549,074

INCOME TAX BENEFIT (EXPENSE)
Current	2e	(579,723)	(7,919)	(587,642)
Deferred	2d4	159,893	(57,574)	102,319

Income Tax Expense—Net		(419,830)	(65,493)	(485,323)

PROFIT FOR THE YEAR		1,905,285	158,466	2,063,751

Differences in foreign currency translation	2e	—	7,114	7,114
Differences in transaction of equity changes in associated company	2e	—	292	292

OTHER COMPREHENSIVE INCOME		—	7,406	7,406

TOTAL COMPREHENSIVE INCOME		1,905,285	165,872	2,071,157

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		1,878,522	159,231	2,037,753
Non-controlling interests		26,763	(765)	25,998

Total profit for the year		1,905,285	158,466	2,063,751

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Notes	Indonesian GAAP	Remeasurements/ Reclassifications	IFRS
OTHER COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	2e	—	7,406	7,406
Non-controlling interests		—	—	—

Total other comprehensive income		—	7,406	7,406

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company		1,878,522	166,637	2,045,159
Non-controlling interests		26,763	(765)	25,998

Total comprehensive income		1,905,285	165,872	2,071,157

The transition from Indonesian GAAP to IFRS has not had a material impact on the consolidated statements of cash flows.

d1. Landrights

Under Indonesian GAAP, landrights based on any type of right are recorded as Land and are not depreciated, unless it can be predicted that management will not be able to extend or renew the landrights or such extension or renewal is remote.

Expenses associated with the acquisition of the government permit to use the land (i.e. notary fee, tax, etc.) should be amortized over each of the periods of the rights to use the land obtained from the Government which, in the case of the Companies, are initial periods ranging from approximately 20 to 30 years.

Under IFRS, interest on leasehold land is accounted for as an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents prepaid lease payments that are amortized over the lease term in accordance with the pattern of benefits provided.

In applying IFRS during 2008, the Companies recognized landrights amortization expense of (Rp15,725) as a decrease to profit for the year. The Company also recognized accumulated amortization of landrights amounting to Rp87,001 and Rp102,727 as of January 1 and December 31, 2008, respectively.

d2. Goodwill

Goodwill

Under Indonesian GAAP, goodwill is amortized using the straight-line method over its estimated useful life.

Under IFRS, based on the business combinations exemption provided under IFRS 1, the carrying amount of goodwill at January 1, 2008 is the carrying amount under Indonesian GAAP at that date. Subsequent to this date, goodwill is not amortized but subject to impairment review at the date of transition and impairment reviews required under IAS 36, “Impairment of Assets”, subsequent to the date of transition. The amortization of goodwill in 2008 amounting to Rp227,317 under Indonesian GAAP is therefore reversed under IFRS.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

d3. Revenue Recognition

Activation and Installation Fees

Under Indonesian GAAP, revenue from activation and installation fees is recognized as income at the time the connection takes place (for post-paid service) or at the time of activation of starter packs by customers (for prepaid service).

Under IFRS, revenue from activation and installation fees should be deferred and amortized over the estimated term of the customer relationship for each service contract.

In applying IFRS during 2008, the Companies recognized the effect of deferral and amortization of service connection fees amounting to Rp48,920 as of January 1, 2008 and Rp44,470 as of December 31, 2008.

d4. Deferred Income Tax

During 2008, the reconciliation of deferred tax pertaining to the tax effects of Indonesian GAAP and IFRS reconciliation adjustments as discussed above shows a decrease to profit for the year amounting to Rp57,574.

The adjustments to deferred tax assets and liabilities are as follows:

January 1, 2008
Deferred tax liabilities—net in accordance with Indonesian GAAP	1,482,221

IFRS adjustments Decrease due to:
Deferred activation and installation fees—net in the Company	(12,838)
Changes in share of net income of Lintasarta	(707)

Total adjustments	(13,545)

Deferred tax liabilities—net in accordance with IFRS	1,468,676

December 31, 2008
Deferred tax liabilities—net in accordance with Indonesian GAAP	1,305,185

IFRS adjustments Increase (decrease) due to:
Reversal of goodwill amortization in the Company	56,829
Deferred activation and installation fees—net in the Company	(10,153)
Changes in share of net income of Lintasarta	(2,186)

Net adjustments	44,490

Deferred tax liabilities—net in accordance with IFRS	1,349,675

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

January 1, 2008
Deferred tax assets—net in accordance with Indonesian GAAP	87,118
IFRS adjustments
Deferred activation and installation fees—net in Lintasarta	1,838

Deferred tax assets—net in accordance with IFRS	88,956

December 31, 2008
Deferred tax assets—net in accordance with Indonesian GAAP	68,445
IFRS adjustments
Deferred activation and installation fees—net in Lintasarta	2,299

Deferred tax assets—net in accordance with IFRS	70,744

d5. Unappropriated Retained Earnings

Reconciliation of consolidated unappropriated retained earnings under Indonesian GAAP and IFRS:

January 1, 2008
Unappropriated retained earnings in accordance with Indonesian GAAP	13,964,503

IFRS adjustments
Increase (decrease) due to:
Deferred income tax effect of IFRS adjustments	15,383
Non-controlling interest	2,576
Amortization of landrights	(87,001)
Deferred activation and installation fees—net	(48,920)

Net adjustments	(117,962)

Unappropriated retained earnings in accordance with IFRS	13,846,541

December 31, 2008
Unappropriated retained earnings in accordance with Indonesian GAAP	14,801,568

IFRS adjustments
Increase (decrease) due to:
Reversal of goodwill amortization	227,317
Non-controlling interest	3,341
Amortization of landrights	(102,727)
Deferred activation and installation fees—net	(44,470)
Deferred income tax effect of IFRS adjustments	(42,191)

Net adjustments	41,270

Unappropriated retained earnings in accordance with IFRS	14,842,838

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

e. Reclassifications

Certain accounts were reclassified to conform with IFRS presentation requirements. The following items discuss the significant reclassifications:

•

Under Indonesian GAAP, non-controlling interests are presented outside of equity on the consolidated statements of financial position, whereas, under IFRS, non-controlling interests are presented as part of equity.

•

Under Indonesian GAAP, landrights are presented as part of property and equipment account in the consolidated statements of financial position, whereas, under IFRS, landrights are presented as prepaid landrights lease under non-current assets.

•

Under Indonesian GAAP, certain fixed telecommunication revenues related to international interconnection are presented on a net basis, whereas, under IFRS, such revenues are presented on a gross basis.

•

A different presentation format was used for the consolidated statements of comprehensive income as a result of adoption of IAS 1 (Revised), which introduces the use of a statement of comprehensive income (Note 2f). Non-owner changes in equity during the year such as foreign currency translation and equity changes in associated companies/subsidiaries, which are shown in the consolidated statement of changes in stockholders’ equity under Indonesian GAAP and IFRS, are now presented under other comprehensive income in the consolidated statements of comprehensive income. Under IFRS, the statements of changes in stockholders’ equity include only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity.

•

The 3G Upfront Fee is reclassified from Goodwill and Other Intangible Assets to Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion. The related amortization is reclassified from Depreciation and Amortization to Cost of Services. The reclassification is made since the 3G Upfront Fee is viewed as one arrangement with the 3G Annual Frequency Fee under Operating Lease Accounting.

•

Under Indonesian GAAP, prepaid taxes and taxes payable consist of receivable and payable related to Corporate Income Tax, Value Added Tax and Other Income Tax. Withholding tax payable on interest expense for Guaranteed Notes 2010 and 2012 is recorded under Accrued Expenses.

Under IFRS, prepaid taxes and taxes payable include only domestic and foreign taxes which are based on taxable profits and withholding taxes, which are payable by a subsidiary, associate or joint venture on distributions to the reporting entity. All other taxes receivable or payable are recorded under other current assets or other current liabilities.

•

Certain financial assets and financial liabilities have been reclassified from Other Current and Non-current Assets and Other Current and Non-current Liabilities, to Other Current and Non-current Financial Assets and Other Current and Non-current Financial Liabilities.

•

Under Indonesian GAAP, the amounts of tax principal and penalty imposed through a corporate income tax assessment letter must be charged as other expenses in the current year statement of income, unless an objection letter or appeal has been filed, in which case recognition shall be deferred.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Under IFRS, any adjustments of corporate income taxes recognized in the year for current tax of prior year are included as component of income tax expense.

f. Adoption of New and Revised Accounting Standards

Standards Effective in 2009

Concurrent with the Company’s first-time adoption of IFRS, the Companies also adopted the following new and amended IFRS, IAS, and IFRIC Interpretations that became effective in 2009.

•

IFRS 2 (Amendment), “Share-based Payment—Vesting Conditions and Cancellations”. The amendments clarify the definition of vesting conditions for the purposes of IFRS 2, introduce the concept of ‘non-vesting’ conditions, and clarify the accounting treatment for cancellations. These amendments did not have an impact on the financial position or performance of the Companies.

•

IFRS 7 (Amendment), “Financial Instruments: Disclosures”. The amended standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, a reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management. The Companies have elected not to provide comparative information for these expanded disclosures in the current year based on the transitional provisions provided by the standard.

•

IFRS 8, “Operating Segments”. This standard, which replaces IAS 14, adopts a full management approach in identifying, measuring and disclosing the results of an entity’s operating segments. The information required to be reported is similar to what management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In cases where such information is different from that required to be reported in the consolidated statement of financial position and consolidated statements of comprehensive income, the entity needs to provide explanations and reconciliations of the differences. The Company concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified. Additional disclosures required by the new standard are shown in Note 31.

•

IAS 1 (Revised), “Presentation of Financial Statements”. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity. In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expense, either in one single statement, or in two linked statements. The Company has elected to present one single statement.

•

IAS 23 (Revised), “Borrowing Costs”. This revised standard eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

assets. This change has had no impact on the consolidated financial statements because it has always been the Companies’ accounting policy to capitalize borrowing costs incurred on qualifying assets.

•

IAS 32 and IAS 1 (Amendment), “Puttable Financial Instruments and Obligations Arising on Liquidation”. These standards have been amended to allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfil a number of specified criteria. The adoption of these amendments did not have any impact on the financial position or the performance of the Companies.

•

IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Recognition and Measurement”. This amendment to IFRIC 9 requires an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. IAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at fair value through profit or loss. The adoption of these amendments did not have any impact on the financial position or the performance of the Companies.

•

IFRIC 13, “Customer Loyalty Programmes”. IFRIC 13 requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is then recognized as revenue over the period that the award credits are redeemed. Information on the Company’s loyalty program is disclosed in Note 2.g5.1.

•

IFRIC 15, “Agreements for the Construction of Real Estate”. This Interpretation addresses how entities should determine whether an agreement for the construction of real estate is within the scope of IAS 11, “Construction Contracts” or IAS 18, “Revenue” and when revenue from the construction of real estate should be recognized. This Interpretation has no impact on the Companies as they are not involved in construction of any real estate.

•

IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”. This interpretation is to be applied prospectively. IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on (a) identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and (b) how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. This Interpretation has no impact on the financial position or the performance of the Companies.

•

IFRIC 18, “Transfers of Assets from Customers”. Effective for transfers of assets from customers received on or after July 1 2009, this interpretation addresses the accounting by recipients for transfers of property, plant and equipment from ‘customers’ and concludes that when the item of property, plant and equipment transferred meets the definition of an asset from the perspective of the recipient, the recipient should recognize the asset at its fair value on the date of the transfer, with the credit recognized as revenue in accordance with IAS 18, “Revenue”. This

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Interpretation has no impact on the Companies as they do not have any transactions involving transfer of assets from their customers.

2008 Improvements to IFRS

In May 2008, the IASB issued its first omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments did not have an impact on the Companies’ financial position or performance but on their accounting policies only.

•

IAS 1, “Presentation of Financial Statements”: Assets and liabilities classified as held for trading in accordance with IAS 39 Financial Instruments: Recognition and Measurement are not automatically classified as current in the statement of financial position. The Companies analyzed whether the expected period of realization of financial assets and liabilities differed from the classification of the instrument. This did not result in any reclassification of financial instruments between current and non-current in the consolidated statements of financial position.

•

IAS 16, “Property, Plant and Equipment”: This standard replaced the term “net selling price” with “fair value less costs to sell”. The Companies amended their accounting policy accordingly, which did not result in any change in the financial position.

•

IAS 20, “Accounting for Government Grants and Disclosures of Government Assistance”: Loans granted with no or low interest will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates. This standard has no impact on the Companies.

•

IAS 23, “Borrowing Costs”: The definition of borrowing costs is revised to consolidate the two types of items (i.e., amortization of discounts/premiums and ancillary costs) that are considered components of ‘borrowing costs’ into one—the interest expense calculated using the effective interest rate method calculated in accordance with IAS 39. The Companies amended their accounting policy accordingly, which did not result in any change in the financial position.

•

IAS 28, “Investment in Associates”: If an associate is accounted for at fair value in accordance with IAS 39, only the requirement of IAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies. This amendment has no impact on the Companies as they do not account for their investments in associates at fair value in accordance with IAS 39.

An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance. This amendment has no impact on the Companies because this policy has already been applied.

•

IAS 31, “Interest in Joint Ventures”: If a joint venture is accounted for at fair value, in accordance with IAS 39, only the requirements of IAS 31 to disclose the commitments of the venturer and the joint venture, as well as the summary financial information about the assets, liabilities, income and expense, will apply. This amendment has no impact on the Companies because they do not have any interest in joint ventures.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•

IAS 36, “Impairment of Assets”: When discounted cash flows are used to estimate ‘fair value less cost to sell’ additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate ‘value in use’. This amendment has no immediate impact on the consolidated financial statements of the Companies because the recoverable amount of their cash generating units is currently estimated using ‘value in use’.

•

IAS 38, “Intangible Assets”: Expenditure on advertising and promotional activities is recognized as an expense when the Company either has the right to access the goods or has received the service. This amendment has no impact on the financial position and the performance of the Companies.

The Companies reassessed the amortization method of their intangible assets and concluded that the straight-line method is still appropriate.

Standards and Interpretations in issue not yet adopted

The Companies will adopt the following accounting pronouncements when they become effective. Except as otherwise indicated, the Companies do not expect the adoption of these accounting pronouncements to have significant impact on the consolidated financial statements.

•

IFRS 1 (Amendment), “First Time Adoption of IFRS”, and IAS 27, “Consolidated and Separate Financial Statements”. The amendments deal with the measurement of the cost of investments in subsidiaries, jointly controlled entities and associates when adopting IFRS for the first time and with the recognition of dividend income from subsidiaries in a parent’s separate financial statements. In prior years, in the absence of specific requirements in IFRS, increases in interests in existing subsidiaries were treated in the same manner as the acquisition of subsidiaries, with goodwill or a bargain purchase gain being recognized where appropriate; for decreases in interests in existing subsidiaries that did not involve a loss of control, the difference between the consideration received and the carrying amount of the share of net assets disposed of was recognized in profit or loss. Under the revised IAS 27, all such increases or decreases are dealt with in equity, with no impact on goodwill or profit or loss.

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the entity derecognize all assets, liabilities and non-controlling interests at their carrying amount. Any retained interest in the former subsidiary is recognized at its fair value at the date control is lost, with the gain or loss arising recognized in profit or loss.

•

IFRS 1 (Amendment), “First Time Adoption of IFRS—Additional Exemptions for First-time Adopters”. These amendments relate to oil and gas assets and determining whether an arrangement contains a lease. The new exemption applies to a first-time adopter who has made an assessment of whether an arrangement contains a lease under its previous GAAP that is consistent with IFRIC 4, but at a date other than that required under IFRIC 4. With the exemption, a first-time adopter will not be required to reassess its determination of whether an arrangement contains a lease under previous GAAP if that previous determination would have given the same outcome as that resulting from the application of IAS 17, “Leases” and IFRIC 4.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The amendment also added a paragraph that permits a first-time adopter that has previously used this basis of accounting to elect to measure the related oil and gas assets at the date of transition to IFRS on the following basis:

(a)	exploration and evaluation assets, at amounts determined under the entity’s previous GAAP; and

(b)

oil and gas assets in the development or production phases, at the amount determined for the cost centre under the entity’s previous GAAP. The entity shall allocate this amount to the cost centre’s underlying assets pro rata using reserve volumes or reserve values as of that date.

•

IFRS 2 (Amendment), “Share-based Payment—Group Cash-settled, Share-based Payment Transactions”. This amendment to IFRS 2 clarifies the classification of share-based payment transactions for both the entity that receives the goods or services, and the entity that settles the share-based payment transaction. The entity receiving the goods or services will recognize the transaction as an equity-settled share-based payment transaction only if:

•	the awards granted are its own equity instruments; or

•

it has no obligation to settle the transaction. In all other circumstances, the entity will measure the transaction as a cash-settled, share-based payment. Subsequent remeasurement of such equity-settled transactions will be carried out only for changes in non-market vesting conditions.

•

IFRS 3 (Revised), “Business Combinations”, and IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These revised standards superseded IFRS 3 and IAS 27, respectively, effective for periods beginning on or after July 1, 2009. The revised IFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised IAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as ‘minority interests’), even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by revised IFRS 3 must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests. Revised IAS 27 must be applied retrospectively, subject to certain exceptions.

•

IFRS 9, “Financial Instruments”. This standard specifies how an entity should classify and measure financial assets, including some hybrid contracts to be: (a) classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets (b) initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs (c) subsequently measured at amortized cost or fair value.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•

IAS 39 (Amendment), “Financial Instruments: Recognition and Measurement—Eligible Hedged Items”. Amendment to IAS 39 is effective for periods beginning on or after July 1, 2009, which addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

•

IFRIC 17, “Distributions of Non-cash Assets to Owners”. This Interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

•

IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”. The Interpretation provides guidance on the appropriate accounting treatment when equity instruments issued to a creditor to extinguish a financial liability in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability.

•

IAS 24 (Revised 2009), “Related Party Disclosures”. The revised standard simplifies the identification of related party relationships and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in financial statements.

2009 Improvements to IFRSs

These improvements issued by IASB in April 2009 are expected to lead a number of changes in the detail of the Companies’ accounting policies—some of which are changes in terminology only, and some of which are substantive but are not expected to have a material effect on the financial position and performance of the Companies. These amendments are effective for annual periods beginning on or after July 1, 2009, except for amendments to IFRS 5, IFRS 8, IAS 1, IAS 7, IAS 17, IAS 36 and IAS 39 which are effective for annual periods beginning on or after January 1, 2010. The amendment to IAS 18 was effective from issue date of the standard.

g. Significant Accounting Policies and Practices

g1. Business combinations and goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair values at the date of acquisition, irrespective of the extent of any non-controlling interest.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Companies’ share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

allocated to each of the Company’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

g2. Intangible assets

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Customer base
—Prepaid	6
—Post-paid	5
Spectrum license	5
Brand	8

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

g3. Investments in Associated Companies

Investments in equity wherein the Companies have significant influence over the investments are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received.

Where there has been a change recognized directly in the equity of the associate, the Companies recognize their share of any changes and disclose this, when applicable, in the statements of changes in equity in the account “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting the Companies’ equity in the investee to conform with their accounting policies.

The Companies’ share of net income (loss) of associated companies is shown in the statements of comprehensive income. This is the income attributable to owners of the associated companies and therefore is income after tax.

The financial statements of the associated companies are prepared for the same reporting period as the Companies.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

g4. Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the end of the reporting period. All differences are taken to the statements of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The functional currency and presentation currency of IFB and IIFB are in Euro, while ISP is in U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate prevailing at the end of the reporting period and their income statements are translated at the average rate during the period. The resulting differences arising from the translations of the financial statements of IFB, IIFB and ISP are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the consolidated statements of changes in stockholders’ equity.

g5. Revenue recognition and expense recognition

g5.1 Service Revenues

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is rendered.

For prepaid subscribers, the activation component of starter package sales is recognized as revenue over the estimated life of customer relationship. Sales of initial/reload vouchers are recorded as deferred revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunication and non-telecommunication products, subject to a minimum number of points being obtained.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The consideration received at the time of reload and payment by the Company’s prepaid

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

and post-paid subscribers, respectively, is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

MIDI

•	Internet

Revenues arising from installation service are deferred and recognized over the expected customer relationship. Revenues from monthly service fees are recognized as the services are rendered. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

•	Frame Net, World Link and Direct Link

Revenues arising from installation service, which represents the installation of equipment used for network connection purposes in the customers’ premises, are deferred and recognized over the expected customer relationship. Revenues from monthly service fees are recognized as the services are rendered.

•	Other MIDI services

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

•	International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the period and are reported on a net basis, after allocations to overseas international carriers.

•	Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized as deferred revenue upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the services are rendered.

For prepaid subscribers, the activation component of starter package sales is deferred and recognized as revenue over the estimated life of customer relationship.

Sale of initial/reload vouchers is recorded as deferred revenue and recognized as income upon usage of the airtime or upon expiration of the airtime.

•	Fixed Line

Revenues from fixed line installations are deferred and recognized as revenue over the estimated life of customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

The interconnection expenses/charges (Note 21) are accounted for as operating expenses in the period these are incurred.

g5.2 Interest Income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. Majority of interest income represents interest earned from cash and cash equivalents.

g5.3 Dividends

Dividend income is recognized when the Company’s right to receive the payment is established.

g5.4 Rental income

Satellite Operating Lease

Revenues are recognized on the straight-line basis over the lease term.

g5.5 Expenses

Expenses are recognized when incurred.

g6. Income Tax

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to deductible

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

g7. Pensions and other post-employment benefits

Funded Plans

The Companies have defined benefit pension plans which require contributions to be made to separately administered funds. Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees.

The past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, immediately following the introduction of or changes to a pension plan, past service costs are recognized immediately.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any cumulative unrecognized net actuarial losses, past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Unfunded Plans

The Companies also provided other post-employment benefits to their employees, such as benefits under Labor Law No.13/2003 (“Labor Law”) and post-retirement healthcare benefits. These benefits are unfunded. The accounting treatment for the unfunded plans is the same as that of the funded plans above.

g8. Financial assets

Initial recognition

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Companies determine the classification of their financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Companies commit to purchase or sell the assets.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The Companies’ financial assets include cash and time deposits, trade and other receivables, quoted and unquoted financial instruments, derivative financial instruments and other current and non-current financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchase in the near term. Derivative assets are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with gains or losses recognized in the statements of comprehensive income.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the statements of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost, less impairment in value. Amortization is determined using the effective interest rate method. Gains and losses are recognized in the consolidated statements of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Companies’ cash and cash equivalents, trade and other receivables, due from related parties, other current financial assets, long-term receivables and other non-current assets are included in this category.

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for long-term debts and bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

•	Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Companies have the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

effective interest method. Gains and losses are recognized in the consolidated statements of comprehensive income when the investments are derecognized or impaired, as well as through the amortization process.

The Companies did not have any held-to-maturity investments during the years ended December 31, 2008 and 2009.

•	Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized. At that time, the cumulative gain or loss previously recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment.

The Companies have the following investments classified as AFS:

•	Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•	Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value.

g9. Financial liabilities

Initial recognition

Financial liabilities are categorized as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Companies determine the classification of their financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Companies’ financial liabilities include trade and other payables, procurement payable, accrued expenses, loans and bonds payable, due to related parties and derivative financial instruments and other current and non-current financial liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchase in the near term. Derivative liabilities are also classified as held for trading unless they are designated as effective hedging instruments.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Gains or losses on liabilities held for trading are recognized in the consolidated statements of comprehensive income.

•	Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in the consolidated statements of comprehensive income when the liabilities are derecognized as well as through the amortization process.

g10. Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

g11. Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the end of reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company’s own credit risk associated with the instrument is taken into account.

g12. Amortized cost of financial instruments

Amortized cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

g13. Impairment of financial assets

The Companies assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

•	Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Companies first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Companies determine

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, they include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan receivable has a variable interest rate, the discount rate for measuring impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Companies. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

•	AFS financial assets

In the case of equity investments classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss—is reclassified from equity to profit or loss. Impairment losses on equity investments are not reversed through the profit or loss; increases in their fair value after impairment are recognized in other comprehensive income.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” account in the consolidated statements of comprehensive income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss.

g14. Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Companies have transferred their rights to receive cash flows from the asset or have assumed an obligation

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Companies have transferred substantially all the risks and rewards of the asset, or (b) the Companies have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When the Companies’ continuing involvement takes the form of guaranteeing the transferred asset, the extent of the Companies’ continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of the consideration received that the Companies could be required to repay.

When the Companies’ continuing involvement takes the form of a written or purchased option (or both) on the transferred asset, the extent of the Companies’ continuing involvement is the amount of the transferred asset that the Companies may repurchase. However, in case of a written put option on an asset that is measured at fair value, the extent of the Companies’ continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

When the Companies’ continuing involvement takes the form of a cash-settled option or similar provision on the transferred asset, the extent of the Companies’ continuing involvement is measured in the same way as that which results from non-cash settled options.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

g15. Derivative financial instruments

The Company enters into and engages in cross currency swap, interest rate swap and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments are not designated in a qualifying hedge relationship and are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are charged or credited to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

g16. Property and equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in profit or loss in the year the asset is derecognized.

The estimated useful lives of the assets are as follows.

Years
Exchange and network assets	3 to 15
Subscribers’ apparatus and other equipment	3 to 15
Buildings and building & leasehold improvements	20 and 3 to 15

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments which enhance the asset condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in profit or loss for the year.

Properties under construction and installation are stated at cost. This includes cost of construction, equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant asset is completed and available for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

g17. Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for its intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for its intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs (estimated quarterly by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

g18. Asset retirement obligations

The Companies are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. The Companies recognize a liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the related item of property and equipment.

The amount of asset retirement obligations is accreted, and such accretion is recognized as interest expense.

g19. Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

The Companies, as lessees, classify a lease as a finance lease if it transfers to them substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each year. Finance charges are charged directly to current operations. The depreciation policy for leased assets which is based on straight-line method is consistent with that for depreciable assets that are directly owned.

Capitalized leased assets are depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that the Companies will obtain ownership of the leased asset at the end of the lease term.

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum by the Ministry of Communications and Information and Technology (“MOCIT”). The upfront fee is recorded as Long-term Prepaid License for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license and IMM was granted an operating license for “Packet Switched” local telecommunication network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee over the next 10 years (Note 30d).

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the annual radio frequency fee as operating lease expense amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

g20. Inventories

Inventories, which mainly consist of SIM cards, starter packs and pulse reload vouchers, broadband modems and cellular handsets, are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

g21. Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, 3G and BWA license fees and upfront premium for cross currency swap (Note 29p), are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Other non-current assets”.

g22. Impairment of non-financial assets

Property and equipment

The Companies assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists or when annual impairment testing for an asset is required, the Companies make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets in which case it is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in the consolidated statements of comprehensive income.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Companies make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of comprehensive income. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill and other intangible assets

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit or group of cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit or group of cash-generating units is less than the carrying amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Investments in associates

The Companies determine at each balance sheet date whether there is any objective evidence that their investments in associates are impaired. If this is the case, the Companies calculate the amount of impairment as the difference between the recoverable amount of the investments in associates and its carrying amount. The amount of impairment loss should be recognized in the consolidated statements of comprehensive income.

g23. Provisions

Provisions are recognized when the Companies have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Companies expect some or all of provisions to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provisions due to the passage of time is recognized as financing cost.

g24. Operating segment

An operating segment is a component of entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are reviewed regularly by the entity’s chief operating decision maker (Board of Directors) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

g25. Basic and diluted earnings per share/ADS

Basic earnings per share is computed by dividing net income for the year attributable to ordinary owners of the Company by the weighted-average number of ordinary shares outstanding during the year (Note 27).

Basic earnings per ADS is computed by multiplying basic earnings per share by 50, which is equal to the number of shares per ADS.

Diluted earnings per share is computed by dividing net income for the year attributable to ordinary owners of the Company (after adjusting profit or loss effect related to dilutive potential ordinary shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

3. MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Companies’ consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

a. Judgments

In the process of applying the Company’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Determination of functional currency

The functional currencies of the entities under the Company are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

•	Leases

The Companies have various lease agreements as lessors in respect of certain properties and equipment. The Companies evaluate whether significant risks and rewards of ownership of the leased properties are transferred to the lessee or retained by the Companies based on IAS 17, “Leases”, which requires the Companies to make judgments and estimates of transfer of risks and rewards of ownership of leased properties.

•	Determination of fair values of financial assets and financial liabilities

The Companies carry certain financial assets and liabilities at fair values, which require extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. While significant components of fair value measurement are determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates and volatility rates), the amount of changes in fair value will differ if the Companies utilize a different valuation methodology. Any change in fair value of these financial assets will directly affect the Companies’ consolidated statements of financial position, statements of comprehensive income and or consolidated statements of changes in equity.

b. Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

•	Estimating useful lives of property and equipment and intangible assets

The Companies estimate the useful lives of their property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Companies’ collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The amounts and timing of recorded expenses for any period will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Companies’ property and equipment will increase the recorded operating expenses and decrease non-current assets.

•	Goodwill and intangible assets

The consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. The Company accounts for the acquired businesses using the purchase method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. These business acquisitions have resulted in goodwill and intangible assets, which are subject to periodic impairment test and amortization, respectively. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

•	Realizability of deferred income tax assets

The Companies review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. The Companies’ assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Companies’ past results and future expectations on revenues and expenses as well as future tax planning strategies.

•	Estimating allowance for impairment losses on receivables

The Companies estimate the allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Companies use judgment based on the best available facts and circumstances, including but not limited to, the length of the Companies’ relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Companies’ receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, the Companies also assess a collective impairment allowance against credit exposure of their customers which are grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

•	Estimation of pension cost and other employee benefits

The determination of the Companies’ obligation and cost for pension and other employee benefits is dependent on the selection of certain assumptions used by actuary in calculating such amounts. Those assumptions include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. Actual results that differ from the Companies’ assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date.

While the Companies believe that their assumptions are reasonable and appropriate, significant differences in the Companies’ actual experience or significant changes in their assumptions may materially affect the costs and obligations of pension and other employee benefits.

•	Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted at the end of reporting period using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•	Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Companies are not yet committed to or significant future investments that will enhance the asset’s performance of the cash-generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the recoverable amount for the different cash-generating units, are further explained in Note 8.

The determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Companies to make estimates and assumptions that can materially affect the consolidated financial assets. Future events could cause the Companies to conclude that property and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on the Companies’ financial condition and results of operations.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The preparation of estimated future cash flows involves significant judgments and estimations. While the Companies believes that their assumptions are appropriate and reasonable, significant changes in the assumptions may materially affect the Companies’ assessment of recoverable values and may lead to future additional impairment charges under IFRS.

•	Uncertain tax exposure

In certain circumstances, the Companies may not be able to determine the exact amount of their current or future tax liabilities due to ongoing investigations by, or negotiations with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Companies apply similar considerations as they would use in determining the amount of a provision to be recognized in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Companies make an analysis of all tax positions related to income taxes to determine if a tax liability for unrecognized tax benefit should be recognized.

As of December 31, 2009, the Company is subject to tax audits for tax years 2007, 2008 and 2009.

The Companies record interest and penalties for the underpayment of income tax, if any, in income tax expense account in the consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

This account consists of the following:

	January 1, 2008	December 31,
		2008	2009
Cash on hand (US$10 on December 31, 2008)	1,563	1,626	1,581

Cash in banks
Related parties (Note 26) (including US$675 on January 1, 2008, US$328 on December 31, 2008 and US$4,365 on December 31, 2009)	38,291	31,509	91,783
Third parties (including US$14,141 on January 1, 2008, US$16,905 on December 31, 2008 and US$9,759 on December 31, 2009)	210,704	235,692	131,106

	250,558	268,827	224,470

Time deposits and deposits on call
Related parties (Note 26) (including US$97,724 on January 1, 2008, US$309,079 on December 31, 2008 and US$265 on December 31, 2009)	4,916,107	4,505,596	1,976,259
Third parties (including US$95,161 on January 1, 2008, US$43,925 on December 31, 2008 and US$22,725 on December 31, 2009)	2,886,341	963,443	635,270

	7,802,448	5,469,039	2,611,529

Total	8,053,006	5,737,866	2,835,999

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.25% to 11.40% on January 1, 2008, from 1.25% to 14.00% in 2008 and from 2.50% to 14.50% in 2009, while those denominated in U.S. dollar earned interest at annual rates ranging from 1.50% to 5.38% on January 1, 2008, from 0.002% to 6.00% in 2008 and from 0.001% to 6.00% in 2009.

The interest rates on time deposits and deposits on call in related parties are comparable to those offered by third parties.

5. ACCOUNTS RECEIVABLE—TRADE

This account consists of the following:

	January 1, 2008	December 31,
		2008	2009
Related parties (Note 26)
Telkom (including US$268 on January 1, 2008, US$271 on December 31, 2008 and US$75 on December 31, 2009)	38,208	32,801	31,724
Others (including US$15,850 on January 1, 2008, US$5,032 on December 31, 2008 and US$6,322 on December 31, 2009)	183,479	112,721	151,726

Total	221,687	145,522	183,450
Less allowance for impairment losses	88,342	69,444	57,538

Net	133,345	76,078	125,912

Third parties
Overseas international carriers (including US$61,322 on January 1, 2008, US$81,810 on December 31, 2008 and US$98,042 on December 31, 2009)	575,998	895,820	921,595
Local companies (including US$21,211 on January 1, 2008, US$24,987 on December 31, 2008 and US$15,291 on December 31, 2009)	365,802	506,191	434,641
Post-paid subscribers of:
Cellular	244,949	249,124	252,008
Fixed lines	22,742	28,565	12,100
Fixed wireless	14,274	11,647	14,713

Total	1,223,765	1,691,347	1,635,057
Less allowance for impairment losses	326,142	426,719	404,272

Net	897,623	1,264,628	1,230,785

Total	1,030,968	1,340,706	1,356,697

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The aging schedule of the accounts receivable—trade is as follows:

	January 1, 2008		December 31, 2008		December 31, 2009
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Related parties
0 - 6 months	108,159	48.79	82,495	56.69	121,522	66.24
7 - 12 months	43,094	19.44	10,199	7.01	27,207	14.83
13 - 24 months	10,998	4.96	3,382	2.32	2,661	1.45
Over 24 months	59,436	26.81	49,446	33.98	32,060	17.48

Total	221,687	100.00	145,522	100.00	183,450	100.00

Third parties
0 - 6 months	697,857	57.02	984,794	58.23	791,654	48.42
7 - 12 months	201,021	16.43	191,825	11.34	287,533	17.59
13 - 24 months	153,054	12.51	266,779	15.77	285,407	17.45
Over 24 months	171,833	14.04	247,949	14.66	270,463	16.54

Total	1,223,765	100.00	1,691,347	100.00	1,635,057	100.00

The movements in the allowance for impairment loss on accounts receivable are as follows:

	Total	Related Parties	Third Parties
December 31, 2008
Balance at beginning of year	414,484	88,342	326,142
Provision (reversal) (Note 23)	74,281	(23,514)	97,795
Net effect of foreign exchange adjustment	42,532	6,660	35,872
Write-offs	(35,134)	(2,044)	(33,090)

Balance at end of year	496,163	69,444	426,719

Individual impairment	212,008	66,503	145,505
Collective impairment	284,155	2,941	281,214

Total	496,163	69,444	426,719

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	591,363	70,901	520,462

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Total	Related Parties	Third Parties
December 31, 2009
Balance at beginning of year	496,163	69,444	426,719
Provision (Note 23)	98,042	6,635	91,407
Net effect of foreign exchange adjustment	(29,560)	(9,143)	(20,417)
Write-offs	(101,586)	(9,398)	(92,188)
Deduction due to liquidation of SMM (Note 1b)	(1,249)	—	(1,249)

Balance at end of year	461,810	57,538	404,272

Individual impairment	162,967	52,137	110,830
Collective impairment	298,843	5,401	293,442

Total	461,810	57,538	404,272

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	790,213	63,391	726,822

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

Information about the Companies’ exposure to credit risk is disclosed in Note 32.

6. TAXES RECEIVABLE

This account consists of claims for tax refund as of January 1, 2008 and December 31, 2008 and 2009 amounting to Rp490,133, Rp247,185 and Rp396,581, respectively, mainly consisting of the Company’s corporate income tax for fiscal years 2004, 2005 and 2006 and Satelindo’s corporate income tax for fiscal year 2002.

On May 27, 2008, the Company received the Decision Letter No. KEP-230/WPJ.19/BD.05/2008 from the Directorate General of Taxation (“DGT”) which partially accepted the Company’s objection on the remaining tax corrections on 2005 corporate income amounting to Rp2,725. On July 17, 2008, the Company received the tax refund amounting to Rp1,785 after offsetting the additional tax underpayment for income tax article 26 for fiscal year 2005. On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining tax objection on the 2005 corporate income tax. As of December 31, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

On June 20, 2008, the Company received assessment letter on tax overpayment (“SKPLB”) from the DGT advising the Company of its approval to refund the overpayment of 2006 corporate income tax amounting to Rp232,439, which amount is lower than that recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2006 corporate income tax amounting to Rp7,919, and charged them to current operations in 2008. On July 21, 2008, the Company received the refund of the 2006 tax overpayment for corporate income tax amounting to Rp232,439. On September 15, 2008, the Company submitted an objection letter to the DGT for the remaining tax corrections on the Company’s 2006 corporate income tax. On September 7, 2009, the Company received the Decision Letter No.KEP-335/ WPJ.19/BD.05/2009 from the DGT declining this objection. On December 2, 2009, the Company

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

submitted an appeal letter to the Tax Court regarding the remaining corrections on the Company’s 2006 corporate income tax. As of December 31, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 (KEP-00080) from the Tax Court accepting the Company’s objection on the tax correction of 2003 corporate income tax. On December 24, 2008, the Company received Decision Letter No.KEP-539/WPJ.19/BD.05/2008 from the DGT increasing the overpayment amount of the SKPLB for fiscal year 2004 amounting to Rp84,650, which amount is lower than the amount stated in KEP-00080. On January 21, 2009, the Company filed a lawsuit letter to the Tax Court requesting to increase the SKPLB for the additional tax overpayment for fiscal year 2004 as stated in KEP-00080. On February 2, 2009, the Company received the tax refund from the Tax Office amounting to Rp84,650 for the additional tax overpayment of corporate income tax for fiscal year 2004. As of December 31, 2009, the Company has not yet received any response from the Tax Court on the lawsuit letter. On December 4, 2009, the Company received Tax Court Decision No. Put.20644/PP/M.II/2009 granting the request to increase the SKPLB for fiscal year 2004. Furthermore, on December 15, 2009, the DGT issued KEP-00101/WPJ.19/KP.0303/2009 to implement such Tax Court Decision. As of December 31, 2009, the Company has not received any tax refund resulting from such Decision.

On June 8, 2009, the Company received assessment letter on tax underpayment (“SKPKB”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 which was charged to current operations in 2009. Under Indonesian Tax Law, the taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. As of December 31, 2009, the Company has not yet received any decision from the Tax Office on such objection.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

7. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Properties under construction and installation	Total
Cost
At January 1, 2008	32,414,532	3,120,129	7,190,475	8,007,065	50,732,201
Additions	276,929	138,288	8,354	11,854,697	12,278,268
Derecognitions	(17,381)	(4,026)	—	—	(21,407)
Reclassifications	3,715,632	231,418	2,004,008	(5,951,058)	—

At December 31, 2008	36,389,712	3,485,809	9,202,837	13,910,704	62,989,062
Additions	158,871	56,995	18,922	11,317,601	11,552,389
Derecognitions	(89,448)	(34,507)	(14,604)	(84,218)	(222,777)
Divestment of SMM—a subsidiary	—	(6,617)	(70)	—	(6,687)
Reclassifications	14,701,390	368,118	2,369,910	(17,439,418)	—

At December 31, 2009	51,160,525	3,869,798	11,576,995	7,704,669	74,311,987

Accumulated Depreciation and impairment
Accumulated depreciation and impairment at January 1, 2008	15,856,348	2,023,547	2,712,199	—	20,592,094
Depreciation charge for the year	3,336,090	499,939	676,717	—	4,512,746
Derecognitions	(17,357)	(3,145)	—	—	(20,502)

Accumulated depreciation and impairment at December 31, 2008	19,175,081	2,520,341	3,388,916	—	25,084,338
Depreciation charge for the year	4,156,189	431,015	857,032	—	5,444,236
Derecognitions	(89,448)	(34,359)	(9,637)	—	(133,444)
Divestment of SMM—a subsidiary	—	(5,415)	(70)	—	(5,485)

Accumulated depreciation and impairment at December 31, 2009	23,241,822	2,911,582	4,236,241		30,389,645

Net book value
At January 1, 2008	16,558,184	1,096,582	4,478,276	8,007,065	30,140,107
At December 31, 2008	17,214,631	965,468	5,813,921	13,910,704	37,904,724
At December 31, 2009	27,918,703	958,216	7,340,754	7,704,669	43,922,342

Submarine cables, which are presented as part of subscribers’ apparatus and other equipment, represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

During the years ended December 31, 2008 and 2009, sales of certain property and equipment were made as follows:

	2008	2009
Proceeds from sales	1,131	2,253
Net book value	(905)	(5,115)

Gain (loss)	226	(2,862)

Depreciation expense charged to profit or loss amounted to Rp4,512,746 and Rp5,444,236 in 2008 and 2009, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve for the current year.

On August 31, 2009, the Company launched its Satellite Palapa-D. The Satellite experienced an under-performance of the launch vehicle during the Satellite’s placement to its intended orbital position. Consequently, its orbital lifetime has been reduced. The insurance claim for the partial loss of the Satellite has been made and is recorded as a reduction of the cost of the satellite. The Satellite has been in operation since November 2009 after going through the process of testing and arranging its orbital position in September and October 2009.

As of December 31, 2009, approximately Rp42,986 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 14).

As of December 31, 2009, the Companies insured their respective property and equipment (except submarine cables) for US$296,081 and Rp47,080,388 including insurance on the Company’s satellite amounting to US$216,296. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of January 1, 2008 and December 31, 2008 and 2009 are as follows:

	Percentage of Completion	Cost	Estimated Date of Completion
January 1, 2008
Exchange and network assets	15 - 99	6,768,962	January - December 2008
Subscribers’ apparatus and other equipment	20 - 99	62,293	January - September 2008
Buildings and building & leasehold improvements	50 - 99	1,175,810	January - September 2008

Total		8,007,065

December 31, 2008
Exchange and network assets	5 - 99	12,356,093	January - September 2009
Subscribers’ apparatus and other equipment	40 - 98	189,892	January - June 2009
Buildings and building & leasehold improvements	15 - 99	1,364,719	January 2009 - January 2010

Total		13,910,704

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Percentage of Completion	Cost	Estimated Date of Completion
December 31, 2009
Exchange and network assets	5 - 99	6,796,933	January - September 2010
Subscribers’ apparatus and other equipment	55 - 95	141,144	January - July 2010
Buildings and building & leasehold improvements	6 - 75	766,592	January 2010 - December 2011

Total		7,704,669

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2008 and 2009 amounted to Rp134,875 and Rp181,522, respectively.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005 and in SMT in 2008 (Note 1b).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Spectrum license	222,922
Customer base
—Post-paid	154,220
—Prepaid	73,128
Brand	147,178

Total	597,448

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The changes in the goodwill and other intangible assets account are as follows:

	Non-Integrated Software	Other Intangible Assets	Goodwill	Total
Cost:
At 1 January 2008	213,581	597,448	2,934,638	3,745,667
Additions	6,952	—	9,724	16,676

At December 31 2008	220,533	597,448	2,944,362	3,762,343
Additions	15,044	—	—	15,044

At December 31 2009	235,577	597,448	2,944,362	3,777,387

Accumulated Amortization:
At 1 January 2008	182,096	545,531	930,862	1,658,489
Amortization	18,722	24,423	—	43,145

At December 31 2008	200,818	569,954	930,862	1,701,634
Amortization	14,539	18,397	—	32,936

At December 31 2009	215,357	588,351	930,862	1,734,570

Net book value:
At 1 January 2008	31,485	51,917	2,003,776	2,087,178

At 31 December 2008	19,715	27,494	2,013,500	2,060,709

At 31 December 2009	20,220	9,097	2,013,500	2,042,817

Other intangible assets consist of the following:

	Useful lives (years)	December 31, 2008			December 31, 2009
		Gross		Net	Gross		Net
		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
Customer base:
Post-paid	5	154,220	154,220	—	154,220	154,220	—
Prepaid	6	73,128	73,128	—	73,128	73,128	—
Spectrum license	5	222,922	222,922	—	222,922	222,922	—
Brand	8	147,178	119,684	27,494	147,178	138,081	9,097

Total		597,448	569,954	27,494	597,448	588,351	9,097

The future amortization of other intangible assets as of December 31, 2009 is as follows:

Amount
2010	9,097

Total	9,097

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to Cellular business unit, which is also considered as one of the Companies’ operating segments.

The Company performed its annual impairment testing of goodwill at January 1, 2008 and December 31, 2008 and 2009.

The business enterprise value of the Cellular business unit has been determined based on discounted cash flow and weighted average cost of capital covering a five-year period. This projection is based on the Companies’ long-term plan approved by the Board of Directors, which management believes is reasonable and is management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset.

Key assumptions used in fair value less cost to sell (FVLCTS) calculation:

Discount rates—The Company has chosen to use weighted average cost of capital (WACC) as a discounted rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the unit is between 13.1% and 15.5%.

Compounded Annual Growth Rate (CAGR)—The CAGR projection for the 5-year budget period of cellular segment revenue made by management is approximately 10%. This is higher than the historical revenue CAGR of approximately 3% due to tighter competition. The total operating expenses (including depreciation) are projected as a percentage of revenue.

Cost to Sell—As the recoverable amount of the Cellular Business is determined using Fair Value Less Cost to Sell, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.5% of the enterprise value.

9. LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/installation of the property and equipment has reached a certain percentage of completion.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

10. PREPAID LANDRIGHTS LEASE

This account consists of payments for landrights obtained by the Companies, which are amortized over periods ranging from approximately 20 to 30 years. Movements in this account are as follows:

	Cost	Accumulated Amortization	Net Book Value
At January 1, 2008	432,666	87,001	345,665
Additions	56,682	15,725	40,957

At December 31, 2008	489,348	102,726	386,622

Additions	17,117	25,871	(8,754)

At December 31, 2009	506,465	128,597	377,868

11. PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

		December 31,
	January 1, 2008	2008	2009
Third parties (including US$419,567 on January 1, 2008, US$411,796 in 2008 and US$309,520 in 2009)	6,038,491	6,368,639	5,172,498
Related parties (Note 26) (including US$3,648 on January 1, 2008, US$505 in 2008 and US$631 in 2009)	168,158	77,718	117,284

Total	6,206,649	6,446,357	5,289,782

The billed amount of procurement payable amounted to Rp852,289, Rp1,266,204 and Rp1,478,057 as of January 1, 2008 and December 31, 2008 and 2009, respectively. The unbilled amount of procurement payable amounted to Rp5,354,360, Rp5,180,153 and Rp3,811,725 as of January 1, 2008, December 31, 2008 and 2009, respectively.

12. TAXES PAYABLE

This account consists of the following:

		December 31,
	January 1, 2008	2008	2009
Estimated corporate income tax payable, less tax prepayments of Rp374,278 on January 1, 2008, Rp500,923 in 2008 and Rp439,147 in 2009	286,397	78,800	21,826
Income tax article 25	28,132	32,369	40,122

Total	314,529	111,169	61,948

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The computation of the income tax expense for the years ended December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
Estimated taxable income of the Company	1,529,795	1,117,916

Income tax expense—current (at statutory tax rates)
Company	458,921	313,016
Subsidiaries	120,802	147,957
Tax correction from previous year paid during the year	7,919	33,517

Total income tax expense—current	587,642	494,490

Income tax expense (benefit)—deferred—effect of temporary differences at enacted maximum tax rates (30% in 2008, 28% or 25% in 2009)
Company
Depreciation—net	132,066	229,882
Equity in net income of investees	50,814	53,395
Amortization of other intangible assets	67,565	52,241
Write-off of accounts receivable	6,681	27,538
Amortization of 3G licenses	(194)	1,722
Amortization of debt and bonds issuance costs, consent solicitation fees and discount (Notes 14 and 15)	(1,990)	548
Accrual of employee benefits—net	(38,496)	(27,818)
Provision for impairment losses on receivables	(30,737)	(12,021)
Provision for termination, gratuity and compensation benefits of employees	(6,574)	(7,662)
Net periodic pension cost	(458)	(115)
Others	(16,950)	(17,022)

Net	161,727	300,688

Subsidiaries
Write-off of accounts receivable	3,859	1,796
Net periodic pension cost	542	1,524
Depreciation—net	(8,528)	(10,549)
Provision for impairment losses on accounts receivable	(4,844)	(4,739)
Accrued expenses	1,303	(506)
Tax loss carryforward	13,318	—
Others	(522)	(1,184)

Net	5,128	(13,658)

Net income tax expense—deferred	166,855	287,030

Deferred tax expense (benefit) resulting from reduction in tax rate
Company	(283,044)	—
Subsidiaries	13,870	—

Deferred tax benefit resulting from reduction in tax rate	(269,174)	—

Income tax expense—net	485,323	781,520

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The computation of the estimated income tax payable is as follows:

		December 31,
	January 1, 2008	2008	2009
Income tax expense—current
Company	566,073	458,921	313,016
Subsidiaries	94,602	120,802	147,957
Tax correction from previous year	—	7,919	33,517

Total income tax expense—current	660,675	587,642	494,490

Less prepayments of income tax of the Company
Article 22	97,754	99,462	101,137
Article 23	46,611	9,053	7,071
Article 25	160,929	317,745	299,289

Total prepayments of income tax of the Company	305,294	426,260	407,497

Less prepayments of income tax of Subsidiaries
Article 22	885	1,036	7,534
Article 23	20,112	3,214	3,306
Article 25	47,987	72,086	151,693

Total prepayments of income tax of Subsidiaries	68,984	76,336	162,533

Total prepayments of income tax	374,278	502,596	570,030

Estimated income tax payable
Company	260,779	32,661	—
Subsidiaries	25,618	46,139	21,826

Total estimated income tax payable	286,397	78,800	21,826

Claim for tax refund (presented as part of “Taxes Receivable”)
Company	—	—	94,481
Subsidiaries	—	1,673	36,402

Total claim for tax refund	—	1,673	130,883

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% in 2008 and 28% in 2009 to the income before income tax and the net income tax expense as shown in the consolidated statements of comprehensive income for the years ended December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
Profit before income tax	2,549,074	2,528,518

Income tax expense at the applicable tax rate of 30% in 2008 and 28% in 2009	764,722	707,985
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	48,520	53,544

Tax effect on permanent differences
Employee benefits	19,027	15,815
Assessment for income taxes and related penalties	2,878	15,497
Amortization of landrights	4,717	7,244
Donation	18,632	3,577
Interest income already subjected to final tax	(140,563)	(41,764)
Others	9,073	(5,626)
Tax correction from previous year	7,919	33,517
Adjustment due to tax audit and others	19,572	(8,269)
Net deferred tax benefits resulting from reduction in tax rates	(269,174)	—

Income tax expense—net per consolidated statements of comprehensive income	485,323	781,520

The tax effects of significant temporary differences between financial and tax reporting of the Company are as follows:

		December 31,
	January 1, 2008	2008	2009
Deferred tax assets
Accrual of employee benefits—net	178,747	187,587	223,067
Allowance for impairment losses on accounts receivable	122,437	125,027	109,510
Allowance for decline in value of investment in associated company and other long-term investments	46,883	39,069	39,069
Pension cost	26,517	17,775	17,890
Allowance for decline in value of short-term investments	7,618	6,349	6,349
Others	12,838	10,153	5,242

Total	395,040	385,960	401,127

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

		December 31,
	January 1, 2008	2008	2009
Deferred tax liabilities
Property and equipment	1,641,735	1,490,947	1,711,076
Investments in subsidiaries/associated companies—net of amortization of goodwill and other intangible assets	207,690	231,161	307,180
Deferred debt and bonds issuance costs, consent solicitation fees and discount	5,228	2,805	13,106
Long-term prepaid licenses	3,737	3,089	4,811
Difference in transactions of equity changes in associated company	1,752	1,460	1,460
Others	3,437	5,088	9,132

Total	1,863,579	1,734,550	2,046,765

Deferred tax liabilities—net	1,468,539	1,348,590	1,645,638

The breakdown by entity of the deferred tax assets and liabilities:

			December 31,
	January 1, 2008		2008		2009
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	1,468,539	—	1,348,590	—	1,645,638

Subsidiaries
Lintasarta	73,015	—	66,104	—	76,475	—
IMM	2,806	—	4,640	—	11,524	—
APE	—	137	—	565	—	3,070
ISP	—	—	—	331	—	619
SMT	13,135	—	—	189	—	991

Total	88,956	1,468,676	70,744	1,349,675	87,999	1,650,318

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the allowance for decline in value of investment in associated company and other long-term investments is realized upon sale of the investments, and the pension cost is paid. The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, other intangible assets and debt and bonds issuance costs, consent solicitation fees and discount.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

In September 2008, Law No. 7 Year 1983 regarding “Income Tax” was revised for the fourth time with the issuance of Law No. 36 Year 2008 (Note 38). The revised Law stipulates change in the corporate tax rates from progressive tax rates to a single rate of 28% for fiscal year 2009 and 25% for fiscal years 2010 onwards. The revised Law was effective on January 1, 2009. The Companies recorded the effects of the changes in tax rates for the year ended December 31, 2008 resulting from the reduction in tax rates as a reduction of income tax expense amounting to Rp269,174 and credits amounting to Rp292 and Rp886, respectively, to “Other Components of Equity—Difference in transactions of equity changes in associated companies/subsidiaries” and “Difference in foreign currency translation”, which are presented as part of other comprehensive income in the consolidated statements of comprehensive income.

On June 8, 2009, the Company received SKPKB from the DGT for Satelindo’s 2003 corporate income tax amounting to Rp30,870 (including interest), which was paid to Tax Office on July 7, 2009 and charged to current operations in 2009.

The tax losses carryover of SMT as of December 31, 2009 can be carried forward through 2014 based on the following schedule:

Year of Expiration	Amount
2011	14,190
2012	30,205
2013	26,660
2014	31,901

Total	102,956

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13. ACCRUED EXPENSES

This account consists of the following:

		December 31,
	January 1, 2008	2008	2009
Network repairs and maintenance	222,594	303,200	301,857
Radio frequency fee	185,342	257,671	240,718
Interest	145,440	231,640	228,743
Employee benefits	215,720	122,049	152,447
Marketing	134,950	161,698	125,908
Utilities	5,438	8,202	94,359
Dealer Incentive	42,720	80,760	80,778
Consultancy fees	50,186	45,792	66,218
Universal Service Obligation (“USO”)	108,546	38,526	62,378
Administration and general	9,949	25,829	25,546
Rental	17,584	21,762	18,225
Concession fee	82,790	49,227	2,468
Others (each below Rp20,000)	61,680	98,882	125,916

Total	1,282,939	1,445,238	1,525,561

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14. LOANS PAYABLE

This account consists of the following:

	January 1, 2008	December 31,
		2008	2009
Related party (Note 26)
Mandiri—net of unamortized debt issuance cost and consent solicitation fee of Rp5,091 on January 1, 2008, Rp3,858 in 2008 and Rp7,511 in 2009	1,994,909	1,796,142	2,592,489
Third parties—net of unamortized debt issuance cost and consent solicitation fee of Rp7,128 on January 1, 2008, Rp233,736 in 2008 and Rp250,888 in 2009; and unamortized debt discount of Rp37,191 on January 1, 2008, Rp31,844 in 2008 and Rp25,892 in 2009	2,748,511	9,588,487	11,563,262

Total loans payable	4,743,420	11,384,629	14,155,751

Less current maturities:
Related party	200,000	200,000	400,000
Third parties	294,387	372,469	1,040,259

Total current maturities	494,387	572,469	1,440,259

Long-term portion	4,249,033	10,812,160	12,715,492

The loans from third parties consist of the following:

Syndicated U.S. Dollar Loan Facility—net of unamortized debt issuance cost and consent solicitation fee of Rp47,276 in 2008 and Rp44,563 in 2009	—	4,880,224	4,185,437
BCA—net of unamortized debt issuance cost and consent solicitation fee of Rp5,091 on January 1, 2008, Rp3,858 in 2008 and Rp7,055 in 2009	1,994,909	1,796,142	3,092,945
HSBC France—net of unamortized debt issuance cost and consent solicitation fee of Rp176,408 in 2008 and Rp156,357 in 2009	—	1,276,607	1,736,678
AB Svensk Exportkredit, Sweden with Guarantee from Export Kredit Namnden—net of unamortized debt issuance cost of Rp36,909	—	—	1,200,551
Goldman Sachs International
Principal, net of unamortized debt discount of Rp37,191 on January 1, 2008, Rp31,844 in 2008 and Rp25,892 in 2009	397,109	402,456	408,408
Foreign Exchange (FX) Conversion Option—net of credit risk adjustment	76,767	185,768	97,942
DBS *—net of unamortized debt issuance cost and consent solicitation fee of Rp769 in 2008 and Rp1,184 in 2009	—	499,231	448,816
9-Year Commercial Loan—net of unamortized debt issuance cost and consent solicitation fee of Rp3,962 in 2008 and Rp3,707 in 2009	—	292,093	237,733

*	no longer a related party since June 6, 2008 (Note 19)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	January 1, 2008	December 31,
		2008	2009
Finnish Export Credit Ltd.—net of unamortized debt issuance cost and consent solicitation fee of Rp2,038 on January 1, 2008, Rp1,463 in 2008 and Rp1,113 in 2009	247,817	206,587	106,047
Investment Credit Facility 5 from CIMB Niaga	9,463	44,933	24,933
Investment Credit Facility 6 from CIMB Niaga	—	—	23,772
Investment Credit Facility 4 from CIMB Niaga	22,446	4,446	—

Total	2,748,511	9,588,487	11,563,262
Less current maturities	294,387	372,469	1,040,259

Long-term portion	2,454,124	9,216,018	10,523,003

The details of the loan from a related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Mandiri *	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: Average 3-month Jakarta Inter Bank Offered Rate (“JIBOR”) + 1.5% p.a. • Payable quarterly

•    Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice.

•    With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date.

b. Mandiri *	• 5-year unsecured credit facility 2 • Loan drawdowns are payable annually	July 28, 2014	Rp1,000,000	• Average 3-month JIBOR + 4% p.a. • Payable quarterly	• Permitted - subject to 2% penalty of the prepaid amount

c. Syndicated U.S. Dollar Loan Facility—13 Financial Institutions	• 5-year unsecured credit facility • Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	• USD London Inter Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (off- shore lenders) • Payable semi-annually	• Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

d. BCA	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	August 28, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: 3-month JIBOR + 1.5% p.a. • Payable quarterly

•    Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice.

•    With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date.

*	a related party (Note 19)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
e. BCA	• 3-year unsecured credit facility 2 • Loan drawdowns are payable annually	March 16, 2012	Rp500,000	3-month JIBOR + 2.25% p.a.	• With penalty of 1% of the prepaid amount

f. BCA	• 5-year unsecured credit facility 3 • Loan drawdowns are payable annually	June 25, 2014	Rp1,000,000	3-month JIBOR + 4% p.a.	• With penalty of 1% of the prepaid amount, except for prepayment to refinance this credit facility

g. HSBC France	• 12 year - COFACE term facility • Payable in twenty semi-annual installments	November 27, 2019	US$157,243	• 5.69% p.a. • Payable semi-annually

•    Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•    In minimum amount of US$10,000 and in an amount divisible by US$1,000

•    Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

h. HSBC France	• 12 year - SINOSURE term facility • Payable in twenty semi-annual installments	November 27, 2019	US$44,200	• USD LIBOR + 0.35% p.a. • Payable semi-annually

•    Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•    In minimum amount of US$10,000 and in an amount divisible by US$1.000

•    Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
i. AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export Kredit Namnden (“EKN”)	• Credit facilities consisting of Facilities A,B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively • Loan drawdowns are payable semi-annually	May 31, 2016 for facility A, February 28, 2017 for facility B and November 30, 2017 for facility C	US$315,000

•    Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.58%

•    Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

•    Permitted only in proportionate amount for each Facility A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

•    In minimum amount of US$5,000 and in an amount divisible by US$500

•    Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

j. DBS	• 5-year unsecured credit facility • Loan drawdowns are payable annually	November 1, 2012	Rp500,000	• Year 1: 9.7% • Year 2: 10.4% • Years 3-5: 3-month SBI + 1.5% p.a. • Payable quarterly

•    Without penalty if the repayment is made after the 24th month after the agreement date subject to 15 days’ prior written notice.

•    With penalty of 1% of the prepaid amount for repayment prior to the 24th month after the agreement date.

k. Goldman Sachs International (GSI)

•    Investment loan

•    provides a “FX Conversion Option” for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”).

•    Fair value of FX Conversion Option as of January 1, 2008 and December 31, 2008 and 2009 amounting to US$8,172.79, US$16,965.12 and US$10,419.43 (equivalent to Rp76,767, Rp185,768 and Rp97,943), respectively.

		May 30, 2013	Rp434,300	• 8.75% p.a. • Payable quarterly • If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal.

•    Certain changes affecting withholding taxes in the United Kingdom or Indonesia.

•    Default under Guaranteed Notes due 2012.

•    Default under the Company’s USD Notes and IDR Bonds.

•    Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation.

•    Change of control in the Company.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
l. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited, Jakarta Branch

•    9-year unsecured commercial facility

•    Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 27, 2016	US$27,037	• USD LIBOR + 1.45% p.a. • Payable semi-annually

•    Permitted only on each repayment date after first repayment date subject to 30 days’ prior written notice

•    In minimum amount of US$5,000 and in an amount divisible by US$1,000

•    Any prepayment shall satisfy the obligations of loan repayment proportionately

m. Finnish Export Credit Ltd.	• 5-year credit facility • Payable semi-annually	May 12, 2011	US$38,000	• 4.15% p.a. • Payable semi-annually	• Permitted only after 60 days of the loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

n. CIMB Niaga	• Investment credit facility 5 obtained by Lintasarta • Payable quarterly	January 10, 2011	Rp50,000	• 1-month SBI + 2.25% p.a.	Permitted only on interest payment date subject to 13 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with 1% penalty of the early repaid amount.

o. CIMB Niaga	• Investment credit facility 6 obtained by Lintasarta • Payable quarterly	June 24, 2012	Rp75,000	• 14.5% p.a., subject to change by CIMB Niaga depending on the market condition	Permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

p. CIMB Niaga	• Investment credit facility 4 obtained by Lintasarta • Payable quarterly	February 28, 2009	Rp45,000	3-month SBI + 3% p.a.	Permitted only on interest payment date subject to 13 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with 1% penalty of the early repaid amount.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The scheduled principal payments from 2010 to 2014 and thereafter of all the loans payable as of December 31, 2009 are as follows:

	Twelve months ending December 31,
	2010	2011	2012	2013	2014 and thereafter	Total
In rupiah
BCA*	500,000	550,000	1,400,000	150,000	500,000	3,100,000
Mandiri*	400,000	400,000	1,150,000	150,000	500,000	2,600,000
DBS*	50,000	75,000	75,000	250,000	—	450,000
GSI*	—	—	—	434,300	—	434,300
CIMB Niaga*	43,772	4,933	—	—	—	48,705

Sub-total	993,772	1,029,933	2,625,000	984,300	1,000,000	6,633,005

In U.S. dollar
Syndicated U.S. Dollar Loan facility (US$450,000)*	—	2,072,700	676,800	1,480,500	—	4,230,000
HSBC France (US$201,386.69)*	189,303	189,303	189,303	189,303	1,135,823	1,893,035
SEK, Sweden (US$131,644.64)*	160,329	186,372	186,372	186,372	518,015	1,237,460
9-Year Commercial Facility (US$25,685.15)*	25,415	25,415	38,122	38,122	114,366	241,440
GSI (US$10,419.43)*	—	—	—	97,942	—	97,942
FEC (US$11,400)*	71,440	35,720	—	—	—	107,160

Sub-total	446,487	2,509,510	1,090,597	1,992,239	1,768,204	7,807,037

Total	1,440,259	3,539,443	3,715,597	2,976,539	2,768,204	14,440,042

Less:
—unamortized debt issuance costs and consent solicitation fees						(258,399)
—unamortized debt discount						(25,892)

Net						14,155,751

*	Refer to previous discussion on early repayment options for each loan.

The amortization of debt issuance costs, consent solicitation fees and debt discount on the loans amounted to Rp15,331 in 2008 and Rp35,838 in 2009 (Note 24).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15. BONDS PAYABLE

This account consists of the following:

		January 1, 2008	December 31,
			2008	2009
a)	Fifth Indosat Bonds in Year 2007 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fee of Rp7,629 on January 1, 2008, Rp6,948 in 2008 and Rp12,793 in 2009	2,592,371	2,593,052	2,587,207
b)	Guaranteed Notes Due 2010—net of unamortized notes issuance cost of Rp13,389 on January 1, 2008, Rp6,977 in 2008 and Rp3,879 in 2009	2,804,511	2,563,503	2,202,743
c)	Seventh Indosat Bonds in Year 2009 with Fixed Rates—net of unamortized bonds issuance cost of Rp6,198	—	—	1,293,802
d)	Sixth Indosat Bonds in Year 2008 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fee of Rp4,256 in 2008 and Rp7,050 in 2009	—	1,075,744	1,072,950
e)	Guaranteed Notes Due 2012—net of unamortized notes discount of Rp11,338 on January 1, 2008, Rp4,129 in 2008 and Rp3,116 in 2009; and unamortized notes issuance cost of Rp23,781 on January 1, 2008, Rp8,649 in 2008 and Rp6,521 in 2009	2,313,131	1,185,261	1,018,817
f)	Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost and consent solicitation fee of Rp5,842 on January 1, 2008, Rp4,404 in 2008 and Rp4,050 in 2009	809,158	810,596	810,950
g)	Third Indosat Bonds in Year 2003 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fee of Rp8,622 on January 1, 2008, Rp2,709 in 2008 and Rp2,081 in 2009	2,491,378	637,291	637,919
h)	Indosat Sukuk Ijarah III in Year 2008—net of unamortized bonds issuance cost and consent solicitation fee of Rp2,229 in 2008 and Rp3,601 in 2009	—	567,771	566,399
i)	Indosat Sukuk Ijarah II in Year 2007—net of unamortized bonds issuance cost and consent solicitation fee of Rp1,179 on January 1, 2008, Rp1,042 in 2008 and Rp1,872 in 2009	398,821	398,958	398,128
j)	Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost and consent solicitation fee of Rp2,071 on January 1, 2008, Rp1,560 in 2008 and Rp1,429 in 2009	282,929	283,440	283,571
k)	Second Indosat Bonds in Year 2002 with Fixed and Floating Rates—net of unamortized consent solicitation fee of Rp656 in 2009	200,000	200,000	199,344
l)	Indosat Sukuk Ijarah IV in Year 2009—net of unamortized bonds issuance cost of Rp982	—	—	199,018
m)	Limited Bonds II issued by Lintasarta *	31,150	31,150	25,000
n)	Limited Bonds I issued by Lintasarta **	25,292	25,292	16,989

Total bonds payable		11,948,741	10,372,058	11,312,837
Less current maturities (net of unamortized notes and bonds issuance costs and consent solicitation fees totalling Rp5,960 in 2009)		1,860,000	56,442	2,840,662

Long-term portion		10,088,741	10,315,616	8,472,175

*	after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company
**	after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Fifth Indosat Bonds in Year 2007

• Series A • Series B	Rp1,230,000 Rp1,370,000	• 10.20% p.a. • Payable quarterly • 10.65% p.a. • Payable quarterly	May 29,2014 May 29, 2017

•     The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•     Based on the latest rating report released in November 2009, the bonds have id AA+ (negative outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”)

b. Guaranteed Notes Due 2010	US$300,000	• 7.75% p.a. • Payable semi-annually	November 5, 2010

The notes are redeemable at the option of IFB:

•     At any time on or after November 5, 2008.

•     At any time, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts.

•     Upon a change in control of IFB, the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes.

c. Seventh Indosat Bonds in Year 2009

• Series A	Rp700,000	• 11.25% p.a. • Payable quarterly	December 8, 2014	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.
• Series B	Rp600,000	• 11.75% p.a. • Payable quarterly	December 8, 2016

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
d. Sixth Indosat Bonds in Year 2008

• Series A	Rp760,000	• 10.25% p.a. • Payable quarterly	April 9, 2013	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.
• Series B	Rp320,000	• 10.80% p.a. • Payable quarterly	April 9, 2015

e. Guaranteed Notes Due 2012	US$250,000	• 7.125% p.a. • Payable semi-annually	June 22, 2012

The notes are redeemable at the option of IIFB:

•     At any time on or after June 22, 2010.

•     At any time, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts.

•     Upon a change in control of IIFB, the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes.

f. Fourth Indosat Bonds in Year 2005 with Fixed Rate	Rp815,000	• 12% p.a. • Payable quarterly	June 21, 2011	The Company has early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

g. Third Indosat Bonds in Year 2003

• Series A • Series B	Rp1,860,000 Rp640,000	• 12.5% p.a. • Payable quarterly • 12.875% p.a. • Payable quarterly	October 22, 2008 October 22, 2010	The Company has early settlement option on the 6th anniversary of the bonds for Series B bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Bond		Nominal Amount	Interest	Maturity	Remarks
h.	IndosatSukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

i.	IndosatSukuk Ijarah II in Year 2008 (“Sukuk Ijarah II”)	Rp400,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

j.	IndosatSyari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)	Rp285,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.	June 21, 2011	The Company has early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

k.	SecondIndosat Bonds in Year 2002—Series B	Rp200,000	16% p.a. • Payable quarterly	November 6, 2032	The Company has buy option on the 10th , 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder has sell option if the rating of the bonds decreases to id AA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Bond		Nominal Amount	Interest	Maturity	Remarks
l.	IndosatSukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

	• Series A	Rp28,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

	• Series B	Rp172,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.
m.	LimitedBonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009

•     Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (the maximum limit of floating rates was 19% and the minimum limit was 11% p.a.), starting June 14, 2009, the minimum limit increased to 12.75%

•     Payable quarterly

				June 14, 2009 extended to June 14, 2012	Not applicable
n.	LimitedBonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp 26,553 since June 2, 2009

•     Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (the maximum limit of floating rates was 19% and the minimum limit was 11% p.a.), starting June 2, 2009, the minimum limit increased to 12.75%

•     Payable quarterly

				June 2, 2009 extended to June 2, 2012	Not applicable

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2009 are as follows:

	Twelve months ending December 31,
	2010	2011	2012	2013	2014 and thereafter *	Total
In U.S. dollar
Guaranteed Notes *
Due 2010 (US$234,747)	2,206,622	—	—	—	—	2,206,622
Due 2012 (US$109,410)	—	—	1,028,454	—	—	1,028,454

Sub-total	2,206,622	—	1,028,454	—	—	3,235,076

In Rupiah
Fifth Indosat Bonds *	—	—	—	—	2,600,000	2,600,000
Seventh Indosat Bonds *	—	—	—	—	1,300,000	1,300,000
Sixth Indosat Bonds *	—	—	—	760,000	320,000	1,080,000
Fourth Indosat Bonds *	—	815,000	—	—	—	815,000
Third Indosat Bonds *	640,000	—	—	—	—	640,000
Sukuk Ijarah III *	—	—	—	570,000	—	570,000
Sukuk Ijarah II *	—	—	—	—	400,000	400,000
Syari’ah Ijarah Bonds *	—	285,000	—	—	—	285,000
Second Indosat Bonds *	—	—	—	—	200,000	200,000
Sukuk Ijarah IV *	—	—	—	—	200,000	200,000
Limited Bonds II	—	—	25,000	—	—	25,000
Limited Bonds I	—	—	16,989	—	—	16,989

Sub-total	640,000	1,100,000	41,989	1,330,000	5,020,000	8,131,989

Total	2,846,622	1,100,000	1,070,443	1,330,000	5,020,000	11,367,065

Less:
—unamortized bonds issuance costs and consent solicitation fees						(40,712)
—unamortized notes issuance costs						(10,400)
—unamortized notes discount						(3,116)

Net						11,312,837

*	Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost and consent solicitation fees, notes issuance cost and discount amounted to Rp38,210 in 2008 and Rp15,467 in 2009 (Note 24).

16. FINANCIAL ASSETS AND LIABILITIES

The Companies have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from the Companies’ operations. The Companies’ principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, trade and non-trade payables. The main purpose of these financial liabilities is to finance the Companies’ operations. The Company

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

also enters into derivative transactions, primarily cross currency swaps and interest rate swaps for the purpose of managing its foreign exchange and interest rate exposures emanating from the Companies’ loans and bonds payable in foreign currencies.

The following table sets forth the Companies’ financial assets and financial liabilities as of January 1, 2008 and December 31, 2008 and 2009:

		December 31,
	January 1, 2008	2008	2009
Financial Assets
Held for trading
Derivative assets	127,717	656,594	224,004
Loans and receivables
Cash and cash equivalents	8,053,006	5,737,866	2,835,999
Accounts receivable—net	1,051,869	1,357,620	1,949,984
Other current financial assets	24,868	44,777	35,173
Due from related parties	56,455	42,496	7,215
Other non-current financial assets	59,259	58,357	84,160
Available for sale
Short-term investments—net	1,250	—	—
Other long-term investments	2,730	2,730	2,730

Total Financial Assets	9,377,154	7,900,440	5,139,265

Financial Liabilities
Held for trading
Derivative liabilities	64,310	315,866	174,540
Liabilities at amortized cost
Accounts payable—trade	446,450	608,754	537,476
Procurement payable	6,206,649	6,446,357	5,289,782
Deposits from customers	40,947	32,121	22,463
Accrued expenses	1,282,939	1,445,238	1,525,561
Loans payable—current portion	494,387	572,469	1,440,259
Bonds payable—current portion	1,860,000	56,442	2,840,662
Other current financial liabilities	51,560	31,022	43,721
Due to related parties	64,850	14,699	13,764
Loans payable—non-current portion	4,249,033	10,812,160	12,715,492
Bonds payable—non-current portion	10,088,741	10,315,616	8,472,175
Other non-current financial liabilities	279,658	52,178	6,546

Total Financial Liabilities	25,129,524	30,702,922	33,082,441

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The following table sets forth the carrying values and estimated fair values of the Companies’ financial instruments that are carried in the consolidated statements of financial position:

	Carrying Amount			Fair Value
	January 1, 2008	December 31,		January 1, 2008	December 31,
		2008	2009		2008	2009
Current Financial Assets
Cash and cash equivalents	8,053,006	5,737,866	2,835,999	8,053,006	5,737,866	2,835,999
Short-term investments—net	1,250	—	—	1,250	—	—
Accounts receivable—net	1,051,869	1,357,620	1,949,984	1,051,869	1,357,620	1,949,984
Derivative assets	127,717	656,594	224,004	127,717	656,594	224,004
Other current financial assets	24,868	44,777	35,173	24,868	44,777	35,173

Total current financial assets	9,258,710	7,796,857	5,045,160	9,258,710	7,796,857	5,045,160

Non-current Financial Assets
Due from related parties	56,455	42,496	7,215	47,359	32,414	6,263
Other long-term investments	2,730	2,730	2,730	2,730	2,730	2,730
Other non-current financial assets	59,259	58,357	84,160	39,504	39,686	65,525

Total non-current financial assets	118,444	103,583	94,105	89,593	74,830	74,518

Total Financial Assets	9,377,154	7,900,440	5,139,265	9,348,303	7,871,687	5,119,678

Current Financial Liabilities
Accounts payable—trade	446,450	608,754	537,476	446,450	608,754	537,476
Procurement payable	6,206,649	6,446,357	5,289,782	6,206,649	6,446,357	5,289,782
Accrued expenses	1,282,939	1,445,238	1,525,561	1,282,939	1,445,238	1,525,561
Deposits from customers	40,947	32,121	22,463	40,947	32,121	22,463
Derivative liabilities	64,310	315,866	174,540	64,310	315,866	174,540
Loans payable—current portion	494,387	572,469	1,440,259	492,498	567,337	1,425,325
Bonds payable—current portion	1,860,000	56,442	2,840,662	1,916,451	57,251	2,904,566
Other current financial liabilities	51,560	31,022	43,721	51,560	31,022	43,721

Total current financial liabilities	10,447,242	9,508,269	11,874,464	10,501,804	9,503,946	11,923,434

Non-current Financial Liabilities
Due to related parties	64,850	14,699	13,764	54,400	11,212	11,948
Loans payable—non-current portion	4,249,033	10,812,160	12,715,492	4,185,853	10,826,572	13,281,903
Bonds payable—non-current portion	10,088,741	10,315,616	8,472,175	10,265,352	9,806,811	8,495,278
Other non-current financial liabilities	279,658	52,178	6,546	279,658	52,178	6,546

Total non-current financial liabilities	14,682,282	21,194,653	21,207,977	14,785,263	20,696,773	21,795,675

Total Financial Liabilities	25,129,524	30,702,922	33,082,441	25,287,067	30,200,719	33,719,109

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade payables, accrued expenses, deposits from customers and other current financial liabilities)

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•	Derivative Financial Instruments

Cross currency swap contracts (including bifurcated embedded derivative)

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal techniques used to value these instruments are discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Long-term financial assets and liabilities:

•	Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•	Other long-term financial assets and liabilities (due from/to related parties, long-term receivables, other non-current financial assets and liabilities)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Companies’ own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

•	Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of January 1, 2008 and December 31, 2008 and 2009.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Fair Value Hierarchy

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm’s length exchange motivated by normal business considerations. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the entity uses that technique. The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on any available observable market data.

The Company’s fair value hierarchy as at December 31, 2009 is as follows:

	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Derivative assets	224,004	—	224,004	—

Total Financial Assets	224,004	—	224,004	—

Current Financial Liabilities
Derivative liabilities Embedded derivatives	174,540 97,942	— —	174,540 97,942	— —

Total Financial Liabilities	272,482	—	272,482	—

17. OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits (Note 25), benefits under Labor Law No. 13/2003 (Note 25) and other employee benefits.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18. OTHER NON-CURRENT FINANCIAL LIABILITIES

This account consists mainly of payable for the construction of the Satellite Palapa-D and non-current portions of customer deposits.

19. CAPITAL STOCK

The Company’s capital stock ownership details as of January 1, 2008 and December 31, 2008 and 2009 are as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)

January 1, 2008
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Indonesia Communications Limited, Mauritius (“ICL”)	2,171,250,000	217,125	39.96
Government of the Republic of Indonesia	776,624,999	77,662	14.29
JP Morgan Chase Bank U.S. Resident (Norbax, Inc.) (stockholder holding more than 5%)	308,712,900	30,871	5.68
Indonesia Communications Pte. Ltd., Singapore (“ICLS”)	46,340,000	4,634	0.85
Commissioner—Lee Theng Kiat	135,000	14	0.00
Directors:
Raymond Tan Kim Meng	222,500	22	0.01
Wahyu Wijayadi	152,500	15	0.00
Wong Heang Tuck	75,000	8	0.00
Johnny Swandi Sjam	30,000	3	0.00
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	2,130,380,600	213,038	39.21

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
December 31, 2008
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
ICL, Mauritius	2,171,250,000	217,125	39.96
Government of the Republic of Indonesia	776,624,999	77,662	14.29
Stockholders holding more than 5%:
Fidelity Entities	553,479,050	55,348	10.19
Goldman Sachs (Asia) L.L.C	469,653,300	46,965	8.64
Noonday (Farallon Entities)	432,226,800	43,223	7.95
SKAGEN Funds (SKAGEN AS)	349,945,317	34,995	6.44
ICLS	46,340,000	4,634	0.85
Directors:
Raymond Tan Kim Meng	222,500	22	0.01
Wahyu Wijayadi	152,500	15	0.00
Wong Heang Tuck	75,000	8	0.00
Johnny Swandi Sjam	30,000	3	0.00
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	633,924,033	63,392	11.67

Total	5,433,933,500	543,393	100.00

December 31, 2009
A Share
Government of the Republic of Indonesia	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd. (previously ICLS)	3,532,056,600	353,206	65.00
Government of the Republic of Indonesia	776,624,999	77,662	14.29
Directors:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	1,125,241,900	112,524	20.71

Total	5,433,933,500	543,393	100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

On June 6, 2008, STT Communications Limited (“STTC”) entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qtel. The closing process of such sale was made on June 22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel has become the ultimate shareholder of the Company (Notes 14k and 15) and all of STTC’s affiliations ceased to be related parties of the Companies (Notes 4, 14 and 26).

On January 8, 2009, Qtel filed tender offer statements with the United States Securities and Exchange Commission (“U.S. SEC”) and the BAPEPAM-LK to purchase additional Company shares which became effective on January 16, 2009. Subsequently, as required by the U.S. SEC, on January 20, 2009, the Company filed schedule 14D-9, Solicitation/Recommendation Statement, with the U.S. SEC in response to the Tender Offers made by Qtel in the United States of America and Indonesia through Qtel’s indirect wholly owned subsidiary, ICLS, to purchase Series B shares (including Series B shares held as ADS, each representing 50 Series B shares) which represent approximately 24.19% of the Company’s total issued and outstanding Series B shares. On March 4, 2009, ICLS increased its ownership interest in the Company from 0.85% to 25.04%.

On May 9, 2009, ICL entered into a Share Purchase Agreement to sell its 39.96% ownership in the Company to ICLS. The closing process of such sale was made on June 4, 2009; consequently, from this date, ICLS has become the legal owner of 3,532,056,600 “B” shares representing 65.00% ownership in the Company.

On September 11, 2009, ICLS changed its name into Qatar Telecom (Qtel Asia) Pte. Ltd.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20. OPERATING REVENUES

This account consists of the following:

	2008	2009
Cellular
Value added services	5,052,615	5,998,963
Usage charges	7,021,877	5,844,537
Interconnection revenues	1,825,957	1,491,772
Monthly subscription charges	66,302	184,174
Sale of blackberry handsets and modems	82,476	206,481
Tower leasing	—	62,365
Connection fee	74,992	40,354
Others	61,234	131,028

Sub-total	14,185,453	13,959,674

MIDI
Internet	703,914	677,375
IP VPN	585,658	566,105
World link and direct link	456,692	394,189
Frame net	315,791	276,477
Leased line	231,570	211,092
Application services	118,895	146,137
Digital data network	124,891	144,619
Satellite lease	96,280	113,060
MPLS	25,161	67,141
TV link	8,679	6,230
Others	65,881	110,207

Sub-total	2,733,412	2,712,632

Fixed Telecommunication
International Calls	1,657,915	1,576,408
Fixed Wireless	244,304	249,886
Fixed Line	126,660	129,935
Others	685	950

Sub-total	2,029,564	1,957,179

Total	18,948,429	18,629,485

Operating revenues from related parties amounted to Rp1,790,115 and Rp1,474,208 for the years ended December 31, 2008 and 2009, respectively. These amounts represent 9.45% and 7.91% of total operating revenues in 2008 and 2009, respectively (Note 26).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

21. OPERATING EXPENSES—COST OF SERVICES

This account consists of the following:

	2008	2009
Interconnection	1,975,255	1,662,683
Radio frequency fee	1,025,082	1,331,416
Maintenance	903,244	922,225
Utilities	507,985	772,450
Leased circuits	447,319	487,074
Rent	377,044	475,631
Cost of SIM cards and pulse reload vouchers	391,101	326,472
Cost of handsets and modems	111,537	247,135
USO	123,452	218,210
License	46,603	117,098
Installation	88,179	97,142
Concession fee	170,321	83,970
Delivery and transportation	84,825	80,157
Billing and collection	49,209	44,297
Others	74,831	30,340

Total	6,375,987	6,896,300

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2g.5).

22. OPERATING EXPENSES—PERSONNEL

This account consists of:

	2008	2009
Salaries	420,297	451,150
Incentives and other employee benefits	287,889	275,817
Bonuses	279,483	207,690
Employee income tax	251,950	145,421
Post-retirement healthcare benefits (Note 25)	120,147	88,615
Outsourcing	115,890	74,809
Medical expense	61,220	68,471
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 25)	27,581	40,972
Early retirement *	19,598	38,106
Pension (Note 25)	36,796	32,336
Others	18,142	28,173

Total	1,638,993	1,451,560

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. During the years ended December 31, 2008 and 2009, there were additional 41 and 66 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation during the years ended December 31, 2008 and 2009 amounted to Rp37,111 and Rp34,092, respectively.

23. OPERATING EXPENSES—ADMINISTRATION AND GENERAL

This account consists of:

	2008	2009
Rent	141,245	144,585
Professional fees	116,043	103,916
Provision for impairment losses on accounts receivable (Note 5)	74,281	98,042
Utilities	60,760	77,318
Transportation	122,987	58,882
Office	49,673	44,710
Insurance	26,093	29,183
Catering	22,045	20,730
Communications	20,203	18,374
Training, education and research	39,443	17,289
Others (each below Rp20,000)	64,659	80,408

Total	737,432	693,437

24. FINANCING COST

This account consists of:

	2008	2009
Interest on loans (Notes 14 and 15)	1,830,055	1,859,925
Loss on repurchase of GN 2010 and GN 2012 (Note 15)	19,493	—
Bank charges	8,746	13,042

Total	1,858,294	1,872,967

25. PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

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

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed. Before the amendment, the premium was regularly paid annually until the plan would be fully funded, and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

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

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, and January to December 2009, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, and Rp415 for additional 81 employees, respectively.

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

Years Ended December 31, 2008 and 2009

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

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 and Rp9,653 for the years ended December 31, 2008 and 2009, respectively.

The net periodic pension cost for the pension plans for the years ended December 31, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2008	2009
Annual discount rate	12.0%	10.5 - 10.7%
Expected annual rate of return on plan assets	4.5 - 9.0%	4.5 - 9.0%
Annual rate of increase in compensation	3.0 - 9.0%	3.0 - 9.0%
Mortality rate (Indonesian Mortality Table—TMI)	TMI 1999	TMI 1999

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

a.	The composition of the net periodic pension cost for the years ended December 31, 2008 and 2009 is as follows:

	2008	2009
Interest cost	66,100	63,648
Service cost	29,502	39,510
Return on plan assets	(63,894)	(69,393)
Amortization of unrecognized actuarial loss (gain)	5,088	(1,429)

Net periodic pension cost (Note 22)	36,796	32,336

b.	The funded status of the plans as of January 1, 2008 and December 31, 2008 and 2009 is as follows:

		December 31,
	January 1, 2008	2008	2009
Plan assets at fair value	730,787	805,199	813,588
Projected benefit obligation	(672,145)	(541,239)	(726,427)

Excess of plan assets over projected benefit Obligation	58,642	263,960	87,161
Unrecognized actuarial loss (gain)	142,349	(90,860)	62,659

Net prepaid pension cost	200,991	173,100	149,820

b.	Movements in the fair value of plan assets during the years ended December 31, 2008 and 2009 are as follows:

December 31, 2008	The Company	Lintasarta	Total
Fair value of plan assets at beginning of the year	697,641	33,146	730,787
Expected return on plan assets	60,960	2,934	63,894
Actuarial gain (loss) on plan assets	37,546	(1,632)	35,914
Contributions	805	9,653	10,458
Actual benefits paid	(33,252)	(2,602)	(35,854)

Fair value of plan assets at end of year	763,700	41,499	805,199

December 31, 2009	The Company	Lintasarta	Total
Fair value of plan assets at beginning of the year	763,700	41,499	805,199
Expected return on plan assets	65,745	3,648	69,393
Actuarial loss on plan assets	(8,910)	(3,000)	(11,910)
Contributions	415	9,653	10,068
Actual benefits paid	(57,706)	(1,456)	(59,162)

Fair value of plan assets at end of year	763,244	50,344	813,588

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

c.	Movements in the present value of the defined benefit obligation during the years ended December 31, 2008 and 2009 are as follows:

December 31, 2008	The Company	Lintasarta	Total
Benefit obligation at beginning of year	639,131	33,014	672,145
Interest cost	62,859	3,241	66,100
Current service cost	27,280	2,222	29,502
Actuarial gain on obligation	(10,588)	(8,144)	(18,732)
Actual benefits paid	(32,694)	(1,607)	(34,301)
Effect of changes in actuarial assumptions	(173,475)	—	(173,475)

Present value of obligation at end of year	512,513	28,726	541,239

December 31, 2009	The Company	Lintasarta	Total
Benefit obligation at beginning of year	512,513	28,726	541,239
Interest cost	60,288	3,360	63,648
Current service cost	36,496	3,014	39,510
Actuarial loss on obligation	624	7,808	8,432
Actual benefits paid	(57,057)	(1,092)	(58,149)
Effect of changes in actuarial assumptions	131,747	—	131,747

Present value of obligation at end of year	684,611	41,816	726,427

e.	Movements in the prepaid pension cost during the years ended December 31, 2008 and 2009 are as follows:

December 31, 2008	The Company	Lintasarta	Total
Prepaid Pension Cost at beginning of year	187,801	13,190	200,991
Net periodic pension cost	(33,607)	(3,189)	(36,796)
Refund from Jiwasraya	(558)	(995)	(1,553)
Contribution to Jiwasraya	805	9,653	10,458

Prepaid Pension Cost at end of year	154,441	18,659	173,100

December 31, 2009	The Company	Lintasarta	Total
Prepaid Pension Cost at beginning of year	154,441	18,659	173,100
Net periodic pension cost	(29,487)	(2,849)	(32,336)
Refund from Jiwasraya	(649)	(363)	(1,012)
Contribution to Jiwasraya	415	9,653	10,068

Prepaid Pension Cost at end of year	124,720	25,100	149,820

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

f.	Prepaid pension cost consists of:

		December 31,
	January 1, 2008	2008	2009
Current portion (presented as part of “Prepaid Expenses”)
The Company	2,128	2,712	1,715
Lintasarta	503	402	725

	2,631	3,114	2,440

Long-term portion
The Company	185,673	151,729	123,005
Lintasarta	12,687	18,257	24,375

	198,360	169,986	147,380

Total prepaid pension cost	200,991	173,100	149,820

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

		December 31,
	January 1, 2008	2008	2009
	%	%	%
Investment in mutual fund	71.67%	71.67%	71.67%
Investment in time deposits	12.84%	12.84%	12.84%
Investment in debt securities	9.71%	9.71%	9.71%
Investment in shares and properties	5.77%	5.77%	5.77%
Other investments	0.01%	0.01%	0.01%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10%-20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2008 and 2009 amounted to Rp16,866 and Rp19,451, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under this law or defined benefit pension plan, whichever amount is higher.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The net periodic pension cost under the Labor Law for the years ended December 31, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2008	2009
Annual discount rate	12.0%	10.5%
Annual rate of increase in compensation	10.0 - 11.00%	9.0 - 10.0%

a.	The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2008 and 2009 is as follows:

	2008	2009
Service cost	16,779	19,587
Interest cost	10,357	18,639
Amortization of unrecognized actuarial loss	445	1,842
Immediate recognition of past service cost—vested benefit	—	904

Periodic pension cost (Note 22)	27,581	40,972

b.	The composition of the accrued pension cost under the Labor Law as of January 1, 2008 and December 31, 2008 and 2009 is as follows:

		December 31,
	January 1, 2008	2008	2009
Projected benefit obligation	104,528	156,454	187,888
Unrecognized actuarial loss	(15,737)	(42,698)	(27,147)
Unrecognized past service cost	(455)	(427)	(10,348)

Accrued pension cost	88,336	113,329	150,393

c.	Movements in the present value of pension cost under the Labor Law obligation during the years ended December 31, 2008 and 2009 are as follows:

December 31, 2008	The Company	Lintasarta	IMM	Total

Benefit obligation at beginning of year	94,063	6,297	4,168	104,528
Actuarial loss (gain) on obligation	27,284	2,285	(667)	28,902
Current service cost	14,736	1,019	1,024	16,779
Interest cost	9,317	628	412	10,357
Actual benefits paid	(2,526)	(46)	(16)	(2,588)
Effect of changes in actuarial assumption	(1,558)	1,281	(1,247)	(1,524)

Present value of obligation at end of year	141,316	11,464	3,674	156,454

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

c.	Movements in the present value of pension cost under the Labor Law obligation during the years ended December 31, 2008 and 2009 are as follows: (continued)

December 31, 2009	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	141,316	11,464	3,674	156,454
Actuarial gain on obligation	(3,316)	(78)	(368)	(3,762)
Current service cost	16,173	1,817	1,597	19,587
Interest cost	16,832	1,372	435	18,639
Actual benefits paid	(3,841)	(47)	(20)	(3,908)
Past service cost	—	10,853	—	10,853
Effect of changes in actuarial assumption	(8,109)	(3,208)	1,342	(9,975)

Present value of obligation at end of year	159,055	22,173	6,660	187,888

d.	Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2008 and 2009 are as follows:

December 31, 2008	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	78,604	7,013	2,719	88,336
Periodic Labor Law cost	24,440	1,642	1,499	27,581
Benefit payment	(2,526)	(46)	(16)	(2,588)

Accrued pension cost under the Labor Law at end of year	100,518	8,609	4,202	113,329

December 31, 2009	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	100,518	8,609	4,202	113,329
Periodic Labor Law cost	34,739	4,209	2,024	40,972
Benefit payment	(3,841)	(47)	(20)	(3,908)

Accrued pension cost under the Labor Law at end of year	131,416	12,771	6,206	150,393

As of January 1, 2008 and December 31, 2008 and 2009, the current portion of pension cost under the Labor Law included in accrued expenses (Note 13) amounted to Rp1,828, Rp2,155 and Rp2,603, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp86,508, Rp111,174 and Rp147,790, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

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

The net periodic post-retirement healthcare cost for the years ended December 31, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2008 and 2009. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2008	2009
Annual discount rate	12.0%	11.0%
Ultimate cost trend rate	6.0%	6.0%
Next year trend rate	18.0%	16.0%
Period to reach ultimate cost trend rate	6 years	5 years

a.	The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2008 and 2009 is as follows:

	2008	2009
Interest cost	76,300	58,535
Service cost	16,997	19,628
Amortization of unrecognized past service cost	10,452	10,452
Amortization of unrecognized actuarial loss	16,398	—

Periodic post-retirement healthcare cost (Note 22)	120,147	88,615

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b.	The composition of the accrued post-retirement healthcare cost as of December 31, 2008 and 2009 is as follows:

		December 31,
	January 1, 2008	2008	2009
Projected benefit obligation	767,828	492,615	605,660
Unrecognized actuarial gain (loss)	(333,412)	43,315	(2,150)
Unrecognized past service cost	(62,610)	(52,158)	(41,705)

Accrued post-retirement healthcare cost	371,806	483,772	561,805

c.	Movements in the present value of defined benefit obligation during the years ended December 31, 2008 and 2009 are as follows:

	2008	2009
Benefit obligation at beginning of year	767,828	492,615
Interest cost	76,300	58,535
Current service cost	16,997	19,628
Actual benefits paid	(8,181)	(10,582)
Actuarial gain on obligation	(150,730)	(37,177)
Effect of changes in actuarial assumptions	(209,599)	82,641

Present value of obligation at end of year	492,615	605,660

d.	Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2008 and 2009 are as follows:

	2008	2009
Beginning balance	371,806	483,772
Net periodic post-retirement healthcare cost	120,147	88,615
Benefit payment	(8,181)	(10,582)

Ending balance	483,772	561,805

e.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the years ended December 31, 2008 and 2009 and accumulated post-retirement healthcare benefit obligation as of January 1, 2008 and December 31, 2008 and 2009 as follows:

		December 31,
	January 1, 2008	2008	2009
Increase
Service and interest costs	—	94,418	104,642
Accumulated post-retirement healthcare benefit obligation	943,774	588,492	725,664

Decrease
Service and interest costs	—	63,817	70,237
Accumulated post-retirement healthcare benefit obligation	631,196	416,360	510,522

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

As of January 1, 2008 and December 31, 2008 and 2009, the current portion of post-retirement healthcare cost included in accrued expenses (Note 13) amounted to Rp9,661, Rp9,654 and Rp12,798, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp362,145, Rp474,118 and Rp549,007, respectively.

Amounts for the current annual period and previous two annual periods of employee benefits:

	Defined Benefit Pension Plan
	January 1, 2008	December 31,
		2008	2009
The Company
Plan assets	697,641	763,700	763,244
Projected benefit obligation	(639,131)	(512,513)	(684,611)
Excess of plan assets over projected benefit obligation	58,510	251,187	78,633
Unrecognized actuarial gain (loss)	129,291	(96,746)	46,087

Net Prepaid Pension	187,801	154,441	124,720

Lintasarta
Plan assets	33,146	41,499	50,344
Projected benefit obligation	(33,014)	(28,726)	(41,816)
Excess of plan assets over projected benefit obligation	132	12,773	8,528
Unrecognized actuarial gain	13,058	5,886	16,572

Net Prepaid Pension	13,190	18,659	25,100

Total	200,991	173,100	149,820

	Labor Law No.13/2003
	January 1, 2008	December 31,
		2008	2009
The Company
Projected benefit obligation	(94,063)	(141,316)	(159,055)
Unrecognized actuarial gain	15,459	40,798	27,639

Net	(78,604)	(100,518)	(131,416)

Lintasarta
Projected benefit obligation	(6,297)	(11,464)	(22,173)
Unrecognized actuarial gain (loss)	(716)	2,855	(547)
Unrecognized past service cost	—		9,949

Net	(7,013)	(8,609)	(12,771)

IMM
Projected benefit obligation	(4,168)	(3,674)	(6,660)
Unrecognized actuarial gain (loss)	994	(955)	55
Unrecognized past service cost	455	427	399

Net	(2,719)	(4,202)	(6,206)

Total	(88,336)	(113,329)	(150,393)

	Post-retirement Healthcare
	January 1, 2008	December 31,
		2008	2009
The Company
Projected benefit obligation	(767,828)	(492,615)	(605,660)
Unrecognized actuarial loss (gain)	333,412	(43,315)	2,150
Unrecognized past service cost	62,610	52,158	41,705

Net	(371,806)	(483,772)	(561,805)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2008	December 31, 2008	December 31, 2009	January 1, 2008	December 31, 2008	December 31, 2009
Cash and cash equivalents (Note 4)
PT Bank Mandiri (Persero) Tbk (“Mandiri”)	2,094,958	2,207,564	1,450,937	4.63	4.26	2.62
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	341,318	1,283,174	207,983	0.75	2.48	0.38
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	686,612	763,563	171,500	1.52	1.47	0.31
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	311,965	69,400	117,000	0.69	0.13	0.21
PT Bank Syariah Mandiri (“Mandiri Syariah”)	454,612	202,786	107,310	1.01	0.39	0.19
PT Bank Pembangunan Daerah DKI Jakarta	5,873	4,158	4,652	0.01	0.01	0.01
PT Bank Pembangunan Daerah Jawa Tengah	20,000	1,500	3,500	0.04	0.00	0.01
PT Bank Pembangunan Daerah Yogyakarta (”BPD-DIY”)	1,626	2,175	1,896	0.01	0.01	0.00
DBS *	525,720	—	—	1.16	—	—
Danamon *	508,008	—	—	1.12	—	—
Others	3,706	2,785	3,264	0.02	0.01	0.01

Total	4,954,398	4,537,105	2,068,042	10.96	8.76	3.74

Accounts Receivable—trade (Note 5)
State-owned banks	32,253	17,644	42,860	0.07	0.03	0.08
Telkom	38,208	32,801	31,724	0.08	0.06	0.06
PT Televisi Republik Indonesia (Persero) (“TVRI”)	43,745	27,016	25,322	0.10	0.05	0.04
PT Citra Sari Makmur (“CSM”)	4,875	10,932	13,807	0.01	0.02	0.02
PT Pos Indonesia (Persero)	9,329	11,966	10,752	0.02	0.02	0.02
PT Telekomunikasi Selular (“Telkomsel”)	4,110	20,346	5,318	0.01	0.04	0.01
Q-tel **	—	—	3,460	—	—	0.01
PT Pasifik Satelit Nusantara (“PSN”)	11,618	6,419	2,746	0.03	0.01	0.00
Perusahaan Tambang Minyak Negara (“Pertamina”)	—	—	1,737	—	—	0.00
PT Angkasa Pura (Persero)	—	—	1,515	—	—	0.00
Lembaga Kantor Berita Negara (“LKBN”) Antara	1,049	650	—	0.00	0.00	—
Starhub Pte. Ltd. (“Starhub”), Singapore *	53,452	—	—	0.12	—	—
Singapore Telecommunication Ltd. (“Singtel”), Singapore *	945	—	—	0.00	—	—
Others	22,103	17,748	44,209	0.05	0.05	0.09

Total	221,687	145,522	183,450	0.49	0.28	0.33
Less allowance for impairment losses on accounts receivable	88,342	69,444	57,538	0.20	0.13	0.10

Net	133,345	76,078	125,912	0.29	0.15	0.23

Prepaid expenses
MOCIT	397,946	632,350	783,533	0.88	1.22	1.42
Jiwasraya (Note 25)	2,631	3,114	2,440	0.00	0.01	0.01
Kopindosat	2,810	2,790	2,306	0.01	0.01	0.00
PT Industri Telekomunikasi Indonesia (Persero) (“INTI”)	—	1,648	2,116	—	0.00	0.00
Telkom	—	1,434	1,434	—	0.00	0.00
Others	3,494	2,091	3,051	0.01	0.00	0.01

Total	406,881	643,427	794,880	0.90	1.24	1.44

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

*	no longer a related party since June 6, 2008 (Note 19)
**	became a related party starting June 6, 2008 (Note 19)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2008	December 31, 2008	December 31, 2009	January 1, 2008	December 31, 2008	December 31, 2009
Other current assets
Tax Office	224,188	345,695	421,745	0.67	0.67	0.76
Others	7	7	54	0.00	0.00	0.00

Total	224,195	345,702	421,799	0.67	0.67	0.76

Other current financial assets
State-owned banks	16,667	26,045	20,173	0.04	0.05	0.04

Total	16,667	26,045	20,173	0.04	0.05	0.04

Due from related parties
Kopindosat	5,949	5,958	5,958	0.01	0.01	0.01
Telkomsel	22,401	2,892	1,558	0.05	0.01	0.00
Senior management	2,084	817	68	0.01	0.00	—
Directorate General of Customs and Excise	24,668	23,629	—	0.05	0.05	—
State-owned banks	1,480	—	—	0.00	—	—
Pertamina	—	7,153	—	—	0.01	—
Others	2,130	4,466	813	0.01	0.01	0.00

Total	58,712	44,915	8,397	0.13	0.09	0.01
Less allowance for Impairment losses on receivables	2,257	2,419	1,182	0.01	0.00	0.00

Net	56,455	42,496	7,215	0.12	0.09	0.01

Long-term prepaid pension (Note 25) Jiwasraya	198,360	169,986	147,380	0.44	0.33	0.27

Long-term advance
INTI	3,472	1,830	3,108	0.01	0.00	0.01
Kopindosat	2,464	2,577	2,059	0.00	0.01	0.00
PT Nexwave *	3,557	—	—	0.01	—	—
PT SCS Astra Graphia Technologies *	68	—	—	0.00	—	—

Total	9,561	4,407	5,167	0.02	0.01	0.01

Non-current assets—others
Telkom	22,370	21,032	19,598	0.05	0.04	0.04
Kopindosat	10,669	12,288	11,982	0.02	0.02	0.02
INTI	—	4,744	5,499	—	0.01	0.01
Others	5,231	1,733	2,608	0.01	0.01	0.00

Total	38,270	39,797	39,687	0.08	0.08	0.07

Other non-current financial assets
State-owned banks	36,654	32,520	46,170	0.08	0.06	0.08

Total	36,654	32,520	46,170	0.08	0.06	0.08

*	no longer a related party since June 6, 2008 (Note 19)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2008	December 31, 2008	December 31, 2009	January 1, 2008	December 31, 2008	December 31, 2009
Accounts payable—trade
Telkomsel	13,213	—	30,901	0.04	—	0.08
Telkom	1,646	431	4,447	0.01	0.00	0.01
Indonesia Comnet Plus (“Comnet”)	—	5,226	2,793	—	0.02	0.01
Qtel **	—	1,699	—	—	0.01	—
Optus *	2,226	—	—	0.01	—	—
Others	23,403	4,753	529	0.08	0.01	0.00

Total	40,488	12,109	38,670	0.14	0.04	0.10

Procurement payable (Note 11)
PT Perusahaan Listrik Negara (“PLN”)	—	—	35,911	—	—	0.10
INTI	92,931	34,737	30,143	0.33	0.10	0.08
Kopindosat	37,441	25,240	25,509	0.13	0.08	0.07
PT Personel Alih daya	14,652	17,739	13,907	0.05	0.05	0.04
TVRI	—	—	11,797	—	—	0.03
PT Nexwave *	16,638	—	—	0.06	—	—
PT SCS Astra Graphia Technologies *	6,496	—	—	0.02	—	—
Others	—	2	17	—	0.00	0.00

Total	168,158	77,718	117,284	0.59	0.23	0.32

Accrued expenses
MOCIT	376,678	345,424	305,564	1.32	1.01	0.83
PLN	4,082	3,330	94,337	0.02	0.01	0.26
Senior management	17,791	15,914	27,825	0.06	0.05	0.08
PT Personel Alih Daya	—	—	9,305	—	—	0.02
Kopindosat	21,991	18,441	—	0.08	0.05	—
Others	6,170	4,872	1,112	0.02	0.02	0.00

Total	426,712	387,981	438,143	1.50	1.14	1.19

Other current liabilities
Tax Office	121,922	157,721	99,872	0.43	0.46	0.27
Telkomsel	2,560	2,738	1,664	0.01	0.01	0.00
Starhub *	177	—	—	0.00	—	—
Others	—	620	—	—	0.00	—

Total	124,659	161,079	101,536	0.44	0.47	0.27

Other current financial liabilities
Directorate General of Customs and Excise	24,184	—	—	0.08	—	—
Others	—	—	—	—	—	—

Total	24,184	—	—	0.08	—	—

Due to related parties
TVRI	2,262	6,910	10,147	0.01	0.02	0.03
Kopindosat	1,509	1,303	1,490	0.00	0.00	0.01
State-owned banks	1,875	2,072	977	0.01	0.01	0.00
Telkom	45,487	601	59	0.16	0.00	0.00
PT Pos Indonesia (Persero)	48	3,813	48	0.00	0.01	0.00
Comnet	5,373	—	—	0.02	—	—
Others	8,296	—	1,043	0.03	—	0.00

Total	64,850	14,699	13,764	0.23	0.04	0.04

*	no longer a related party since June 6, 2008 (Note 19)
**	became a related party starting June 6, 2008 (Note 19)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2008	December 31, 2008	December 31, 2009	January 1, 2008	December 31, 2008	December 31, 2009
Loans payable (Note 14) State-owned Banks	1,994,909	1,796,142	2,592,489	7.00	5.27	7.03

Other non-current liabilities
Telkomsel	11,445	9,782	8,118	0.04	0.03	0.02
Starhub *	855	—	—	0.00	—	—

Total	12,300	9,782	8,118	0.04	0.03	0.02

	Amount		Percentage to Respective Income or Expenses (%)
	2008	2009	2008	2009
Operating revenues
Telkom	919,410	672,225	4.85	3.61
Telkomsel	375,198	260,345	1.98	1.40
State-owned banks	214,631	301,434	1.13	1.62
TVRI	4,178	22,547	0.02	0.12
State-owned universities	5,203	17,348	0.03	0.09
CSM	7,420	14,855	0.04	0.08
PT Pos Indonesia	6,297	14,379	0.03	0.08
Pertamina	2,439	11,238	0.01	0.06
PSN	9,847	7,202	0.05	0.04
Comnet	10,534	5,831	0.06	0.03
PT Angkasa Pura (Persero)	4,888	3,887	0.03	0.02
Badan Meteorologi dan Geofisika (“BMG”)	1,797	3,027	0.01	0.02
PLN	2,059	2,667	0.01	0.01
Lembaga Ilmu Pengetahuan Indonesia (“LIPI”)	1,810	2,662	0.01	0.01
PT Infomedia Nusantara	1,478	2,274	0.01	0.01
Badan Pengkajian dan Penetapan Teknologi (“BPPT”)	68	2,058	0.00	0.01
Bintek keuangan	2,079	1,958	0.01	0.01
PT Aneka Tambang	1,445	1,591	0.01	0.01
PT Merpati Nusantara Airlines	3,401	1,538	0.02	0.01
PT Krakatau Steel	505	1,057	0.00	0.01
LKBN Antara	987	946	0.01	0.01
MOCIT	1,857	247	0.01	0.00
StarHub *	36,748	—	0.19	—
Private banks	28,161	—	0.15	—
SingTel *	17,304	—	0.09	—
Others	130,371	122,892	0.69	0.65

Total	1,790,115	1,474,208	9.45	7.91

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount		Percentage to Respective Income or Expenses (%)
	2008	2009	2008	2009
Operating expenses
Cost of services
MOCIT	1,318,855	1,633,596	9.27	10.59
Telkom	941,224	711,784	6.62	4.62
PLN	390,965	617,953	2.75	4.01
Telkomsel	584,470	566,334	4.11	3.67
PT Personel Alih Daya	68,948	57,714	0.48	0.37
Comnet	37,649	36,741	0.26	0.24
Kopindosat	2,615	5,661	0.02	0.04
INTI	7,015	3,367	0.05	0.02
Perusahaan Gas Negara (“PGN”)	8,388	3,213	0.06	0.02
PSN	2,206	1,692	0.02	0.01
SingTel *	12,637	—	0.09	—
Starhub *	3,321	—	0.02	—
Others	3,570	—	0.02	—

Total	3,381,863	3,638,055	23.77	23.59

*	no longer a related party since June 6, 2008 (Note 19)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Amount		Percentage to Respective Income or Expenses (%)
	2008	2009	2008	2009
Personnel
Senior management	134,613	145,510	0.95	0.94
PT Personel Alih Daya	—	56,613	—	0.37
Jiwasraya	36,796	32,336	0.26	—
Kopindosat	114,368	—	0.80	0.21

Total	285,777	234,459	2.01	1.52

Administration and general
PLN	42,436	75,967	0.30	0.50
PT Personel Alih Daya	—	35,912	—	0.23
Kopindosat	45,124	24,465	0.32	0.16
State-owned banks	505	1,971	0.00	0.01
Usaha Gedung Bank Dagang Negara (“UGBDN”)	4,806	887	0.03	0.00
Others	6,891	4,122	0.05	0.03

Total	99,762	143,324	0.70	0.93

Other income (expenses)
Interest income
State-owned banks	222,727	101,693	10.25	14.93
Private banks *	36,458	—	1.68	—
Others	879	306	0.04	0.04

	260,064	101,999	11.97	14.97
Financing cost
State-owned banks	(196,667)	(225,216)	(9.05)	(33.05)
Private banks *	(16,302)	—	(0.75)	—
Others	(6,715)	(5,624)	(0.31)	(0.83)

	(219,684)	(230,840)	(10.11)	(33.88)

Net	40,380	(128,841)	1.86	(18.91)

*	no longer a related party since June 6, 2008 (Note 19)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The relationship and nature of account balances/transactions with related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions

1.	State-owned banks	Affiliates	Cash and cash equivalents, loans payable and operating revenues—MIDI

2.	Telkom (Notes 30g)	Affiliate	Operating revenues—cellular, fixed telecommunication and MIDI; operating expenses—cost of services

3.	TVRI	Affiliate	Operating revenues—MIDI

4.	CSM	Affiliate	Operating revenues—MIDI

5.	PT Pos Indonesia (Persero)	Affiliate	Operating revenues—MIDI

6.	Telkomsel	Affiliate	Operating revenues—cellular and fixed telecommunication

7.	Qtel **	Ultimate Stockholder	Operating revenues—fixed telecommunication

8.	PSN	Affiliate	Operating revenues—MIDI

9.	Pertamina	Affiliate	Operating revenues—MIDI

10.	PT Angkasa Pura (Persero)	Affiliate	Operating revenues—MIDI

11.	LKBN ANTARA	Affiliate	Operating revenues—MIDI

12.	StarHub *	Affiliate	Operating revenues—international calls

13.	SingTel *	Affiliate	Operating revenues—international calls

14.	MOCIT	Government Agency	Operating revenues—MIDI; operating expenses—cost of services

15.	Jiwasraya	Affiliate	Long-term prepaid pension

16.	Kopindosat	Affiliate	Operating expenses—personnel expenses, administration and general expenses

17.	INTI	Affiliate	Procurement payable

18.	Tax Office	Government Agency	Other current assets and other current liabilities

19.	Senior management	Key management personnel	Operating expenses—personnel expenses, and prepaid expense—unamortized portions of housing and transformation advances, and transformation incentives

20.	Directorate General of Customs and Excise	Government Agency	Other current liabilities

21.	PT Nexwave	Affiliate	Procurement payable

*	no longer a related party since June 6, 2008 (Note 19)
**	become a related party starting June 6, 2008 (Note 19)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions
22.	PT SCS Astra Graphia Technologies *	Affiliate	Long-term advance and procurement payable

23.	Comnet	Affiliate	Operating expenses—cost of services

24.	Optus	Affiliate	Operating revenues—fixed telecommunication

25.	PLN	Affiliate	Operating expenses—cost of services

26.	PT Personel Alih Daya	Affiliate	Operating expenses—personnel expenses and cost of services

27.	BMG	Affiliate	Operating revenues—MIDI

28.	LIPI	Affiliate	Operating revenues—MIDI

29.	PT Infomedia Nusantara	Affiliate	Operating revenues—MIDI

30.	BPPT	Affiliate	Operating revenues—MIDI

31.	Bintek Keuangan	Affiliate	Operating revenues—MIDI

32.	PT Aneka Tambang	Affiliate	Operating revenues—MIDI

33.	PT Merpati Nusantara Airlines	Affiliate	Operating revenues—MIDI

34.	PT Krakatau Steel	Affiliate	Operating revenues—MIDI

35.	PGN	Affiliate	Operating expenses—cost of services

36.	UGBDN	Affiliate	Operating expenses—cost of services

37.	Private banks *	Affiliates	Cash and cash equivalents, loans payable and operating revenues—MIDI

*	no longer a related party since June 6, 2008 (Note 19)

27. BASIC AND DILUTED EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2008	2009
Numerator for basic and diluted earnings per share—profit for the year attributable to the Owners of the Company	2,037,753	1,690,804

Denominator for basic and diluted earnings per share—Weighted-average number of shares outstanding during the year	5,433,933,500	5,433,933,500

Basic and diluted earnings per share	375.01	311.16

Basic and diluted earnings per ADS (50 B shares per ADS)	18,750.26	15,557.83

There are no potential dilutive outstanding shares as of December 31, 2008 and 2009.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Stockholders’ Annual General Meetings (“AGM”), the stockholders approved, among others, the appropriation of annual net income attributable to the Owners of the Company for reserve fund and cash dividend distribution, and the utilization of the remaining amount for reinvestment and working capital.

AGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2007 Net Income June 5, 2008	20,420	187.90	July 15, 2008
2008 Net Income June 11, 2009	18,786	172.85	July 22, 2009

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

29. DERIVATIVES

The Company entered into several swap and currency forward contracts. Listed below is the information related to the contracts and their fair values (net of credit risk adjustment) as of January 1 and December 31, 2008 and 2009:

			Fair Value (Rp)
		Notional Amount (US$)		December 31,
			January 1, 2008	2008	2009
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
Cross Currency Swap Contracts:
a.	Standard Chartered Bank, Jakarta Branch (“StandChart”) (6)	25,000	8,973	—	—
b.	GSI	100,000	66,489	223,306	88,523
c.	GSI	25,000	(20,678)	36,569	(10,033)
d.	GSI	75,000	21,255	22,604	70,588
e.	Merrill Lynch Capital Market Bank Limited (“MLCMB”) (5)	25,000	(952)	—	—
f.	MLCMB (3)	25,000	(28,634)	—	—
g.	StandChart	25,000	(8,288)	59,003	(431)
h.	MLCMB (4)	25,000	(5,758)	—	—
i.	StandChart	25,000	6,853	73,690	11,885
j.	StandChart	25,000	17,126	83,663	22,768
k.	HSBC, Jakarta Branch	25,000	6,666	69,427	14,428
l.	Merrill Lynch International Bank Limited, London Branch (“MLIB”)	50,000	—	(31,106)	3,272
m.	MLIB	25,000	—	(4,418)	(6,646)
n.	MLIB	25,000	—	(1,345)	5,425
o.	DBS	25,000	—	(20,991)	1,497
p.	GSI	84,000	—	87,600	5,618

Sub-total			63,052	598,002	206,894

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2008	2008	2009
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
Currency Forward Contracts:
q.	StandChart (1)	2,000	98	—	—
r.	JPMorgan Close Bank, Singapore Branch (“JPMorgan”) (2)	3,000 or 6,000	257	—	—
s.	DBS (7)	5,000	—	—	—
t.	DBS (7)	5,000	—	—	—
u.	DBS (8)	5,000	—	—	—

Sub-total			355	—	—

Interest Rate Swap Contracts:
v.	HSBC, Jakarta Branch	27,037 with decreasing amount	—	(28,549)	(9,184)
w.	HSBC, Jakarta Branch	44,200 with decreasing amount	—	(67,402)	(19,935)
x.	GSCM	100,000	—	(111,690)	(73,226)
y.	DBS	25,000 with decreasing amount	—	(16,941)	(10,680)
z.	DBS	25,000 with decreasing amount	—	(13,856)	(9,927)
aa.	Bank of Tokyo MUFJ (“BTMUFJ”)	25,000 with decreasing amount	—	(7,094)	(5,134)
ab.	BTMUFJ	25,000 with decreasing amount	—	(5,271)	(3,920)
ac.	BTMUFJ	25,000 with decreasing amount	—	(3,882)	(3,116)
ad.	StandChart	40,000 with decreasing amount	—	732	(1,311)
ae.	DBS	26,000 with decreasing amount	—	(3,321)	(3,414)
af.	DBS	26,000 with decreasing amount	—	—	(2,307)
ag.	BTMUFJ	36,500 with decreasing amount	—	—	(6,485)
ah.	ING Bank N.V.	25,000 with decreasing amount	—	—	(4,340)
ai.	ING Bank N.V.	33,500	—	—	(4,451)

Sub-total			—	(257,274)	(157,430)

Total			63,407	340,728	49,464

(1)	contract entered into in February 2007 and settled in February 2008

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

(2)	contract entered into in April 2007 and settled in April 2008
(3)	contract entered into in November 2005 and restructured into a new contract in August 2008
(4)	contract entered into in March 2006 and restructured into a new contract in August 2008
(5)	contract entered into in September 2005 and restructured into a new contract in September 2008
(6)	contract entered into in April 2004 and settled in November 2008
(7)	contracts entered into in May 2009 and settled in August 2009
(8)	contract entered into in May 2009 and settled in November 2009

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 14k), totalling Rp136,603 and (Rp486,916) in 2008 and 2009, respectively, were charged to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/Amortized (Rp)
					2008	2009
a.	StandChart (i)	April 23, 2004 -November 5, 2008 Swap Rp214,625 for US$25,000	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	16,263	—

b.	GSI	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	64,009	54,116

c.	GSI	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	11,005	10,906

d.	GSI	August 22, 2005 - June 22, 2012 Swap a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000	3.28% of US$75,000	Every June 22 and December 22	25,665	24,357

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/Amortized (Rp)
					2008	2009
e.	MLCMB (ii)

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

			2.99% of US$25,000	Every June 22 and December 22	3,482	—

f.	MLCMB (iii)	November 16, 2005 - June 22, 2012 Swap Rp245,000 for US$25,000	5.50% of US$25,000	Every June 22 and December 22	6,406	—

g.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	12,474	11,791

h.	MLCMB (iii)	March 1, 2006 - June 22, 2012 Swap Rp229,975 for US$25,000	4.15% of US$25,000	Every June 22 and December 22	4,887	—

i.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	9,786	9,250

(i)	On November 5, 2008, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp58,375.
(ii)	On September 8, 2008, the Company restructured this contract into a new contract.
(iii)	On August 8, 2008, the Company restructured these contracts into a new contract.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
j.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	9,004	8,510
k.	HSBC	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	10,184	10,145
l.	MLIB(iii)

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

			4.22% of US$50,000	Every June 22 and December 22	3,203	11,230
m.	MLIB

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

			4.10% of US$25,000 up to June 12, 2011 , and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	11,988	22,778

(iii)	On August 8, 2008, the Company restructured these contracts into a new contract.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
n.	MLIB ii)

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

			2.52% of US$25,000	Every June 22 and December 22	3,579	6,801

o.	DBS

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

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	2,833	9,980

(ii)	On September 8, 2008, the Company restructured this contract into a new contract.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
p.	GSI

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

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	—	1,991	55,899

All cross currency swap contracts with GSI (contracts No. b, c and d) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
q.	StandChart (iv)	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008

r.	JPMorgan (iv)	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008

s.	DBS (v)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009

t.	DBS (v)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009

u.	DBS (v)	May 11,2009 - November 3, 2009	Rp10,750 to US$1	November 13, 2009

(iv)	These contracts (q and r) expired on February 20, 2008 and April 28, 2008, respectively.
(v)	Contracts s and t expired on August 12 and contract w, on November 13, 2009.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009
v.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	(1,784)	(4,320)

w.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	(648)	(7,309)

x.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	—	(24,052)

y.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	—	(4,539)

z.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(2,106)

aa.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(1,107)

ab.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(935)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009
ac.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(835)

ad.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(504)

ae.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(558)

af.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(302)

ag.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(627)

ah.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(521)

ai.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.

As of December 31, 2009, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$96,550 (Note 34p) and Rp1,161,738.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/ Purchase Orders (“POs”) Already Issued	Amount of Contract/ POs Not Yet Served
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co. KG.	US$241,875 and Rp870,336	US$14,540 and Rp108,341

May 2, 2007	Supply and Installation of Telecommunication Infrastructure	PT Huawei Tech Investment and Huawei Technologies Co. Ltd.	US$33,280 and Rp223,321	US$244 and Rp18,221

April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$45,510 and Rp561,077	US$2,325 and Rp53,605

April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$300,534 and Rp836,754	US$835 and Rp23,869

b.

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

Furthermore, three of the telecommunication operators also no longer joined the project. Consequently, as of December 31, 2009, the remaining telecommunication operators which still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunication operators.

As of December 31, 2009, the Company has paid the amount of US$1,503.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

c.

On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing a Construction & Maintenance Agreement. AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of December 31, 2009, the Company has paid US$4,728) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members proportionate to their voting interests.

d.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA license periods, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27,2009, respectively, of the MOCIT.

e.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the expiration date to February 28, 2008. Subsequently, on December 4, 2009, these facilities were further amended to extend the expiration date to April 30, 2010.The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 3% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

f.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service.

The funds received from the sale of IRU and DUC and OCU services and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of December 31, 2009, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,567. Besides receiving their share of the funds from the sale of IRU and DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

g.	Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

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

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the eighth amendment agreement dated November 5, 2008. Transponder lease expense charged to operations amounting to Rp21,806 and Rp30,255 in 2008 and 2009, respectively, is presented as part of “Operating Expenses—Cost of Services” in the consolidated statements of income.

31. OPERATING SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

The cellular segment currently provides the network coverage in all major cities and population centers across Indonesia by using GSM 900 and GSM 1800 technology. Its primary service is the provision of voice and data transfer which is sold through post-paid and prepaid plans.

The fixed telecommunication segment is the provider of international long-distance services, fixed wireless services, DLD services and local fixed telephony services.

The MIDI segment offers products and services which include internet, high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services.

Refer to Notes 2g5 and 20 for the description of type of products and services under each reporting segment.

No operating segments have been aggregated to form the above reportable operating segments.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

operating profit or loss in the consolidated financial statements. The Companies’ financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Consolidated information by industry segment is as follows:

	Major Segments			Inter-Segment Eliminations (1)
	Cellular	Fixed Telecommunication	MIDI		Total	Adjustments (2)	Consolidated
January 1, 2008
Segment assets	35,594,557	1,667,532	4,923,560	(6,596,513)	35,589,136	(85,163)	35,503,973
Unallocated assets							9,715,950

							45,219,923

Segment liabilities	27,859,412	989,627	981,244	(5,188,499)	24,641,784	35,375	24,677,159
Unallocated liabilities							3,821,202

							28,498,361

December 31, 2008
Operating revenues
Revenues from external customers	14,178,922	1,744,716	2,735,495	—	18,659,133	289,296	18,948,429
Inter-segment revenues	(363,347)	363,347	472,460	(472,460)	—	—	—

Total operating revenues	13,815,575	2,108,063	3,207,955	(472,460)	18,659,133	289,296	18,948,429

Income
Operating income	3,148,860	793,706	790,713	—	4,733,279	(11,277)	4,722,002
Interest income				—	460,089	—	460,089
Gain on change in fair value of derivatives— net				—	136,603	—	136,603
Financing cost				—	(1,858,294)	—	(1,858,294)
Loss on foreign exchange				—	(885,729)	—	(885,729)
Income tax expense—net				—	(419,830)	(65,493)	(485,323)
Amortization of goodwill				—	(227,317)	227,317	—
Others—net					(33,516)	7,919	(25,597)

Profit for the year				—	1,905,285	158,466	2,063,751

Segment assets	39,472,716	2,570,142	7,115,939	(5,375,381)	43,783,416	126,889	43,910,305
Unallocated assets							7,909,907

							51,820,212

Segment liabilities	29,574,729	1,197,315	3,795,130	(4,099,410)	30,467,764	88,960	30,556,724
Unallocated liabilities							3,527,000

							34,083,724

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunication	MIDI	Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
Other disclosures
Capital expenditures	10,042,807	682,907	1,616,189	—	12,341,903	(56,683)	12,285,220
Depreciation and amortization	3,730,620	290,842	566,429	—	4,587,891	(32,000)	4,555,891

December 31, 2009

Operating revenues
Revenues from external customers	13,928,602	1,743,430	2,720,984	—	18,393,016	236,469	18,629,485
Inter-segment revenues	(133,952)	133,952	515,961	(515,961)	—	—	—

Total operating revenues	13,794,650	1,877,382	3,236,945	(515,961)	18,393,016	236,469	18,629,485

Income
Operating income	1,960,490	491,595	760,930	—	3,213,015	(3,151)	3,209,864
Gain on foreign exchange—net				—	1,656,407	—	1,656,407
Interest income				—	138,951	—	138,951
Financing cost				—	(1,872,967)	—	(1,872,967)
Income tax expense—net				—	(677,265)	(104,254)	(781,519)
Loss on change in fair value of derivatives—net				—	(517,655)	30,739	(486,916)
Amortization of goodwill				—	(235,420)	235,420	—
Others—net					(150,338)	33,516	(116,822)

Profit for the year				—	1,554,728	192,270	1,746,998

Segment assets	43,858,177	2,596,665	7,799,610	(4,953,666)	49,300,786	335,589	49,636,375
Unallocated assets							5,740,700

							55,377,075

Segment liabilities	31,671,181	1,023,376	3,761,136	(3,542,963)	32,912,730	105,391	33,018,121
Unallocated liabilities							3,840,473

							36,858,594

Other disclosures
Capital expenditures	9,658,205	577,686	1,348,658	—	11,584,549	(17,119)	11,567,430
Depreciation and amortization	4,583,550	334,214	643,626	—	5,561,390	—	5,561,390

(1)	These include inter-segment assets, liabilities and revenues eliminated upon consolidation.
(2)

These are adjustments to reconcile segment financial information to consolidated IFRS financial statements. Segment financial information, as reported to the chief operation decision maker, is still managed and maintained by the Companies under Indonesian GAAP. Refer to reconciliation table as set out in Note 2d for further details on the reconciling adjustments.

32. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a. Risk Management

The main risks arising from the Companies’ financial instruments are interest rate risk, foreign exchange rate risk, equity risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Companies’ exposure to the risk of changes in market interest rates relates primarily to their loans and bonds payable with floating interest rates.

The Company’s policies are:

(i)

managing interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment and market condition, new financing will be priced either on a fixed or floating rate basis, and

(ii)

managing interest rate fluctuations coming from its loans and bonds payables by entering into interest rate swap contracts. As of December 31, 2008 and 2009, more than 70% and 50%, respectively, of the Company’s debts are fixed-rated. Several interest rate swap contracts are entered to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the year.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s profit for the year (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and JIBOR or Certificates of Bank Indonesia (CBI) for rupiah borrowings).

	2008	2009
Increase or (decrease) in basis points:
U.S. dollar	(2)	2
Rupiah	(280)	(10)

Effect on profit for the year
U.S. dollar	USD18	USD(106)
Rupiah	Rp86,757	Rp3,857

Management conducted a survey among the Company’s banks to determine the outlook of the LIBOR and JIBOR or CBI interest rates until the Company’s next reporting dates of March 31, 2009 and 2010. The outlook is that the LIBOR and JIBOR or CBI interest rates may move 2 and 280 basis points lower and 2 and 10 basis points higher and lower, respectively, as compared to the year-end interest rates in 2008 and 2009, respectively.

If LIBOR interest rates were 2 basis points lower and higher as compared to market levels the year ended December 31, 2008 and 2009, respectively, with all other variables held constant, the Companies’ profit for the years then ended and the consolidated stockholders’ equity would be Rp2,037,948 and Rp1,689,811 and Rp17,451,086 and Rp18,190,525, which are higher and lower than the actual results as of December 31, 2008 and 2009, respectively, mainly due to lower and higher interest expense on floating rate borrowings.

If JIBOR or CBI interest rates were 280 and 10 basis points lower as compared to market levels for the years ended December 31, 2008 and 2009, respectively, with all other variables held constant, the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Companies’ profit for the years then ended and the consolidated stockholders’ equity would be Rp2,124,510 and Rp1,694,661 and Rp17,537,648 and Rp18,195,375, which are higher than the actual results for the years ended December 31, 2008 and 2009, mainly due to lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Companies’ exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

To manage the Companies’ foreign exchange rate risks, several cross currency swap contracts and other permitted instruments, if considered necessary, are entered. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are charged or credited directly to profit or loss for the year.

The Companies’ accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of the Companies’ accounts receivable are Indonesian rupiah-denominated collections from domestic operators.

To the extent the Indonesian rupiah depreciated further from exchange rates in effect at December 31, 2008 and 2009, the Companies’ obligations under such loans and bonds payable, accounts payable and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations would be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of December 31, 2008 and 2009, 51.42% and 43.31%, respectively, of the Company’s U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap contracts.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The following table shows the Companies’ consolidated U.S. dollar-denominated assets and liabilities as of December 31, 2008 and 2009:

	2008		2009
	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents	370,247	4,054,207	37,114	348,875
Accounts receivable
Trade	112,100	1,227,495	119,730	1,125,462
Others	467	5,114	58,086	546,008
Derivative assets	59,963	656,594	23,830	224,004
Other current assets	36	397	—	—
Other current financial assets	2,223	24,339	1,686	15,850
Due from related parties	756	8,278	70	658
Other non-current financial assets	1,131	12,388	1,392	13,083

Total assets	546,923	5,988,812	241,908	2,273,940

Liabilities:
Accounts payable—trade	31,044	339,932	4,927	46,316
Procurement payable	412,301	4,514,696	310,151	2,915,419
Accrued expenses	32,903	360,284	32,345	304,047
Deposits from customers	1,010	11,059	841	7,907
Derivative liabilities	28,846	315,866	18,568	174,540
Other current liabilities	6,145	67,292	6,189	58,172
Other current financial liabilities	23	252	40	373
Due to related parties	1	11	—	—
Loans payable (including current maturities)	645,698	7,070,388	830,536	7,807,038
Bonds payable (including current maturities)	344,157	3,768,519	344,157	3,235,076
Other non-current liabilities	8,495	93,024	8,365	78,637
Other non-current financial liabilities	4,765	52,178	—	—

Total liabilities	1,515,388	16,593,501	1,556,119	14,627,525

Net liabilities position	968,465	10,604,689	1,314,211	12,353,585

*

The exchange rates (in full amounts) used to translate the U.S. dollar amounts into rupiah was Rp10,950 to US$1.00 and Rp9,400 to US$1.00 , the rupiah-dollar rates as quoted through the Indonesian Central Bank as at December 31, 2008 and 2009, respectively.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Company’s profit for the year.

	2008	2009
Change in U.S. dollar	6%	-3%
Effect on profit for the year	(445,397)	266,837

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

Management conducted a survey among the Company’s banks to determine the outlook of the U.S. dollar exchange rate until the Company’s next reporting dates of March 31, 2009 and 2010. The outlook is that the U.S. dollar exchange rate may strengthen and weaken by 6% and 3% as compared to the year-end exchange rate in 2008 and 2009, respectively.

If the U.S. dollar exchange rate strengthened and weakened by 6% and 3% as compared to the exchange rate as of December 31, 2008 and 2009, respectively, with all other variables held constant, the Companies’ profit for the years then ended and the consolidated stockholders’ equity would be Rp1,592,356 and Rp1,957,641 and Rp17,005,494 and Rp18,458,355, respectively, which are lower and higher than the actual results as of December 31, 2008 and 2009, respectively, mainly due to the consolidated foreign exchange loss and gain on the translation of U.S. dollar-denominated net liabilities.

Equity price risk

The Companies’ long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Companies have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Companies will incur a loss arising from their customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Companies manage and control this credit risk by setting limits on the amount of risk they are willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Companies trade only with recognized and creditworthy third parties. It is the Companies’ policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce the exposure to bad debts.

The table below shows the maximum exposure to credit risk for the components of the consolidated statements of financial position.

	Gross Maximum Exposure (1)		Net Maximum Exposure (2)
	2008	2009	2008	2009
Loans and receivables:
Cash and cash equivalents	5,737,866	2,835,999	5,737,866	2,835,999
Accounts receivable
Trade	1,340,706	1,356,697	1,328,003	1,356,697
Others	16,914	593,287	16,914	593,287
Other current financial assets	44,777	35,173	44,777	35,173
Due from related parties	42,496	7,215	42,496	7,215
Other non-current financial assets	58,357	84,160	58,357	84,160
Held-for-trading:
Cross currency swaps	655,862	224,004	655,862	224,004
Interest rate swaps	732	—	732	—
Available-for-sale investments:
Other long-term investments	2,730	2,730	2,730	2,730

Total	7,900,440	5,139,265	7,887,737	5,139,265

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

(1)	gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements
(2)	gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements

Liquidity risk

The liquidity risk is defined as a risk when the companies are unable to finance or fund their obligations that have fallen due for payment.

The Companies’ liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of their telecommunications business. The Companies’ telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although the Companies have substantial existing network infrastructure, the Companies expect to incur additional capital expenditures primarily in order to focus cellular network development in areas they anticipate will be high-growth areas, as well as to enhance the quality and coverage of their existing network.

In the management of liquidity risk, the Companies monitor and maintain a level of cash and cash equivalents deemed adequate to finance the Companies’ operations and to mitigate the effects of fluctuation in cash flows. The Companies also regularly evaluate the projected and actual cash flows, including their loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

The table below summarizes the maturity profile of the Companies’ financial liabilities based on contractual undiscounted payments.

	Expected maturity as of January 1, 2008
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	Unamortized/ Debt issuance cost, consent solicitation fees and discount	Carrying value as of January 1, 2008
Financial Liabilities:
Accounts payable—trade	446,450	—	—	—	—	446,450	—	446,450
Procurement payables	6,206,649	—	—	—	—	6,206,649	—	6,206,649
Accrued expenses	1,282,939	—	—	—	—	1,282,939	—	1,282,939
Deposits from customers	40,947	—	—	—	—	40,947	—	40,947
Derivative liabilities	64,310	—	—	—	—	64,310	—	64,310
Other current financial liabilities	51,560	—	—	—	—	51,560	—	51,560
Due to related parties	—	64,850	—	—	—	64,850	—	64,850
Other non-current financial liabilities	—	279,658	—	—	—	279,658	—	279,658

Loans payable
In rupiah	423,000	408,909	600,000	600,000	2,434,300	4,466,209	(47,373)	4,418,836
In U.S. dollar	71,387	71,387	71,387	35,693	76,767	326,621	(2,037)	324,584

Total loans payable	494,387	480,296	671,387	635,693	2,511,067	4,792,830	(49,410)	4,743,420

Bonds payable
In rupiah	1,860,000	56,442	640,000	1,100,000	3,200,000	6,856,442	(25,343)	6,831,099
In U.S. dollar	—	—	2,817,900	—	2,348,250	5,166,150	(48,508)	5,117,642

Total bonds payable	1,860,000	56,442	3,457,900	1,100,000	5,548,250	12,022,592	(73,851)	11,948,741

Total financial liabilities	10,447,242	881,246	4,129,287	1,735,693	8,059,317	25,252,785	(123,261)	25,129,524

	Expected maturity as of December 31, 2008
	Below and up to 1 year	> 1-2 years	> 2-3 years	> 3-5 years	Over 5 years	Total	Unamortized/ Debt issuance cost, consent solicitation fees and discount	Carrying value as of December 31, 2008
Financial Liabilities:
Accounts payable—trade	608,754	—	—	—	—	608,754	—	608,754
Procurement payables	6,446,357	—	—	—	—	6,446,357	—	6,446,357
Accrued expenses	1,445,238	—	—	—	—	1,445,238	—	1,445,238
Deposits from customers	32,121	—	—	—	—	32,121	—	32,121
Derivative liabilities	315,866	—	—	—	—	315,866	—	315,866
Other current financial liabilities	31,022	—	—	—	—	31,022	—	31,022
Due to related parties	—	14,699	—	—	—	14,699	—	14,699
Other non-current financial liabilities	—	52,178	—	—	—	52,178	—	52,178

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

	Expected maturity as of December 31, 2008
	Below and up to 1 year	> 1-2 years	> 2-3 years	> 3-5 years	Over 5 years	Total	Unamortized/ Debt issuance cost, consent solicitation fees and discount	Carrying value as of December 31, 2008
Loans payable
In rupiah	474,446	670,000	679,933	2,075,000	684,300	4,583,679	(40,329)	4,543,350
In U.S. dollar	98,023	258,127	1,448,392	1,766,509	3,499,337	7,070,388	(229,109)	6,841,279

Total loans payable	572,469	928,127	2,128,325	3,841,509	4,183,637	11,654,067	(269,438)	11,384,629

Bonds payable
In rupiah	56,442	640,000	1,100,000	—	4,850,000	6,646,442	(23,148)	6,623,294
In U.S. dollar	—	2,570,480	—	1,198,039	—	3,768,519	(19,755)	3,748,764

Total bonds payable	56,442	3,210,480	1,100,000	1,198,039	4,850,000	10,414,961	(42,903)	10,372,058

Total financial liabilities	9,508,269	4,205,484	3,228,325	5,039,548	9,033,637	31,015,263	(312,341)	30,702,922

	Expected maturity as of December 31, 2009
	Below and up to 1 year	> 1-2 years	> 2-3 years	> 3-5 years	Over 5 years	Total	Unamortized/ Debt issuance cost, consent solicitation fees and discount	Carrying value as of December 31, 2009
Financial Liabilities:
Accounts payable—trade	537,476	—	—	—	—	537,476	—	537,476
Procurement payables	5,289,782	—	—	—	—	5,289,782	—	5,289,782
Accrued expenses	1,525,561	—	—	—	—	1,525,561	—	1,525,561
Deposits from customers	22,463	—	—	—	—	22,463	—	22,463
Derivative liabilities	174,540	—	—	—	—	174,540	—	174,540
Other current financial liabilities	43,721	—	—	—	—	43,721	—	43,721
Due to related parties	—	13,764	—	—	—	13,764	—	13,764
Other non-current financial liabilities	—	6,546	—	—	—	6,546	—	6,546
Loans payable
In rupiah	993,772	1,029,933	2,625,000	984,300	1,000,000	6,633,005	(41,642)	6,591,363
In U.S. dollar	446,487	2,509,510	1,090,597	1,992,239	1,768,204	7,807,037	(242,649)	7,564,388

Total loans payable	1,440,259	3,539,443	3,715,597	2,976,539	2,768,204	14,440,042	(284,291)	14,155,751
Bonds payable
In rupiah	640,000	1,100,000	41,989	1,330,000	5,020,000	8,131,989	(40,712)	8,091,277
In U.S. dollar	2,206,622	—	1,028,454	—	—	3,235,076	(13,516)	3,221,560

Total bonds payable	2,846,622	1,100,000	1,070,443	1,330,000	5,020,000	11,367,065	(54,228)	11,312,837

Total financial liabilities	11,880,424	4,659,753	4,786,040	4,306,539	7,788,204	33,420,960	(338,519)	33,082,441

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

b. Capital Management

The Companies aim to achieve an optimal capital structure in pursuit of their business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Companies’ debt instruments contain covenants that impose maximum leverage ratios. In addition, the Company’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Companies have complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Company’s objective is to maintain its debt-to-equity ratio at a maximum of 1.75 and 2.50 as of December 31, 2008 and 2009, respectively.

The Companies continue to manage their debt covenants and capital structure based on financial information determined under Indonesian GAAP. As of December 31, 2008 and 2009, the Companies’ debt-to-equity ratio accounts are as follows:

	2008	2009
Long-term debts, including current maturities—gross	22,069,028	25,807,107

Interest-bearing procurement payable, which are overdue 6-month after the date of invoice	—	—

Total Debts	22,069,028	25,807,107

Equity attributable to owners of the Company	17,450,891	18,191,518

Debt-to-equity ratio	1.26	1.42

Under IFRS, the debt-to-equity ratios of the Companies are 1.26 and 1.42 for the years ended December 31, 2008 and 2009, respectively, due to reconciliation difference in the equity attributable to owners of the Company. Detailed information on this reconciliation difference is presented in the reconciliation tables in Note 2d.

c. Collateral

The loans of a subsidiary—Lintasarta, which were obtained from CIMB Niaga, are collateralized by all equipment (Note 7) purchased from the proceeds of the credit facilities and receivables (Note 5) from frame relay operations. There are no other significant terms and conditions associated with the use of collateral.

The Company itself did not hold any collateral as of December 31, 2008 and 2009.

33. ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the market events and economic conditions in Indonesia that are mainly characterized by volatility in currency values and interest rates, which could negatively impact economic growth. Economic improvements and recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies. The financial statements include the effects of the economic conditions to the extent they can be estimated.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

34. EVENTS AFTER THE REPORTING PERIOD

a.

On January 4 and 19, 2010, the Company collected the Palapa D-Satellite insurance claim amounting to US$58,008 (equivalent to Rp537,657) as a loss compensation for the decrease in the Satellite’s useful life from 15 years to 10.77 years due to under-performance of the launch vehicle in its orbital process.

b.

On January 28, 2010, the Company held an Extraordinary General Meeting of Stockholders approving the changes in the composition of the Company’s Boards of Commissioners (until the closing of Annual General Meeting in 2012) and Directors (until the closing of Annual General Meeting in 2010), and amending the Articles of Association to comply with BAPEPAM—LK Rules No.IX.J.1 and IX.E.1.

c.	On January 29, 2010, the Board of Commissioners replaced Michael Francis Latimer as a member of the Company’s Audit Committee with Chris Kanter effective on the same date.

d.	On February 1, 2010, the Company paid the first annual installment of its five-year unsecured credit facility from DBS amounting to Rp50,000 (Note 14j).

e.	On March 10, 2010, based on its latest rating report, the Company’s Guaranteed Notes Due 2010 and 2012 has a Ba1 (negative outlook) rating from Moody’s (Notes 15b and 15e).

f.	On March 15, 2010, the Company paid the first annual installment on its credit facility 2 from BCA amounting to Rp100,000 (Note 14e).

g.	On March 29, 2010, the Company paid the first semi-annual installments on its COFACE Facility and SINOSURE Facility amounting to US$7,859 and US$2,210 (Notes 14g and 14h), respectively.

h.	On April 13, 2010, the Company received the rating of B1 (negative outlook) from Moodys’ for its Guaranteed Notes 2010 and 2012 (Note 15).

i.	On April 13, 2010, the Company received the tax refund from the Tax Office amounting to Rp41,753 for the remaining tax overpayment of corporate income tax for fiscal year 2004 (Note 6).

j.	On April 28, 2010, the Company made a capital injection of 18,000 Euro (in full amount) to its newly established subsidiary, Indosat Palapa Company B.V., Netherlands (“IPBV”).

k.	On April 28, 2010, IPBV, a new subsidiary of the Company, made a capital injection of 18,000 Euro (in full amount) to its newly established subsidiary, Indosat Mentari Company B.V., Netherlands.

l.

On May 12, 2010, the Company announced that its wholly-owned subsidiary, IPBV, has mandated Citigroup Global Market Limited, Singapore Branch (“Citi”) as the Sole Global Coordinator, and Citi, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland as Joint Book-runners for the offering of Guaranteed Senior Notes in the United States of America (“U.S.”) pursuant to Rule 144A and in accordance with Regulation S under the U.S. Securities Act of 1933 for those issued outside the U.S.

m.

On May 12, 2010, the Company, together with IFB and IIFB, announced the commencement by IFB and IIFB of cash tender offers to purchase for cash any or all of IFB’s outstanding Guaranteed Notes due 2010 (the “2010 Notes”) and IIFB’s outstanding Guaranteed Notes due 2012. In addition to its offer to purchase the 2010 Notes, IFB is also soliciting, as one proposal, consents to certain proposed

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

amendments to the amended and restated indenture, dated as of January 25, 2006 (the “2010 Indenture”), which would shorten the notice period for optional redemption of the 2010 Notes and to the release of IIFB as a guarantor under the 2010 Indenture.

n.	On May 12, 2010, the Company paid the semi-annual installment of its credit facility from FEC amounting to US$3,800 (Note 14m).

o.	On May 21, 2010, the Company made a share premium payment of 2,000,000 Euro (in full amount) to IPBV.

p.

As of May 24, 2010, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,269 to US$1 (in full amount), while as of December 31, 2009, the prevailing exchange rate was Rp9,400 to US$1 (in full amounts). Using the exchange rate as of May 24, 2010, the Companies earned foreign exchange gain amounting to approximately Rp172,162 (excluding the effect of revaluing derivative contracts on May 24, 2010) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2009 (Note 32).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2009 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2009 as disclosed in Note 30a are approximately Rp894,922 if translated at the prevailing exchange rate as of May 24, 2010.