Form 20-F
period 2010-12-31
PT Indosat Tbk
filed 2011-05-18
CIK 929700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number: 1-3330

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat No.21

Jakarta 10110—Indonesia

(62-21) 3869615

(Address and telephone number of principal executive offices)

Name:	Nicholas Swierzy
Telephone:	+62-21-3869615
Email:	investor@indosat.com
Facsimile:	+62-21-30003757
Address:	Jalan Medan Merdeka Barat No. 21
Jakarta 10110
Indonesia

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing 50 Series B shares, par value Rp100 per share	New York Stock Exchange
Series B shares, par value Rp100 per share	New York Stock Exchange*

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

Our consolidated financial statements as of January 1, 2009 and December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our consolidated financial statements as of January 1, 2009 and December 31, 2009, and for the years ended December 31, 2008 and 2009 included in this annual report contains the restatement of our consolidated statement of financial position, consolidated statement of comprehensive income and consolidated statement of changes in stockholders’ equity for the years ended December 31, 2008 and 2009, to cover the accounting policy change relating to leases, which is detailed in Note 2g to our consolidated financial statements included elsewhere in this annual report. Before January 1, 2010, under IFRS, the costs to acquire landrights, as well as other expenses associated with such acquisition, are capitalized as prepaid landrights lease, and were amortized over the period of the right to use the land obtained from the Government, ranging from 20 to 30 years. Starting January 1, 2010, based on an amendment to IAS 17, we classify our land leases as finance leases and present them in our financial statements as property and equipment. We give retroactive application to this accounting change, and amortize land leases over 50 years.

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2010, which was Rp8,991 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on April 20, 2011 was Rp8,657 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

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

“2G”	second generation of wireless telephone technology that includes GSM, Interim Standard-95 (IS-95) and personnel digital cellular (PDC) technology

“3G”	third generation of mobile telecommunications standards, including Wideband Code Division Multiple Access/Universal Mobile Telecommunication System (WCDMA/UMTS)

“ADS”	American Depository Share, a security that represents an ownership interest in the shares of a foreign private issuer. Each of our ADSs represents 50 shares of our common stock.

“analog”	a signal, whether voice, video or data, which is transmitted in similar, or analogous, signals; commonly used to describe telephone transmission and/or switching services that are not digital

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

Asynchronous Transfer Mode, the standard packet-switching protocol for transmitting and receiving data via cell relay (uniform 53-byte cells), wherein information for multiple service types, such as voice, video or data is conveyed in small, fixed-size cells

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

“frame relay”

a form of packet switching protocol which breaks data stream into small data packets called “frames,” equipped with more sophisticated error detection and correction checking, compared to traditional forms of packet switching (also referred to as “frame net” in our audited consolidated financial statements included elsewhere in this annual report)

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

“interconnection”

practice of allowing a competing telecommunications operator to connect its network to the network or network elements of other telecommunications operators to enable the termination of traffic originated by customers of the competing telecommunications operator’s network to the customers of the other telecommunications operator’s network

v

“IPLC”	an international private line circuit

“IP VPN”

Internet Protocol Virtual Private Network, a packet-based IP routing service that provides economic data transaction facilities between customer locations while maintaining the level of privacy, reliability and service quality dictated by rapidly evolving businesses. IP VPN service provides flexible any-to-any connectivity using Internet Protocol and allows businesses to communicate privately with branch offices, to exchange corporate network traffic, and to establish communication with trusted external partners at low-wide area networking costs

“ISP”	Internet Service Provider, a company that provides access to the Internet by providing the interface to the Internet backbone

“Kbps”	kilobits per second, a measure of digital transmission speed

“LAN”	Local Area Network, a short-distance network designed to connect computers within a localized environment to enable the sharing of data and other communication

“Mbps”	megabits per second, a measure of digital transmission speed

“media gateway”	a translation unit between telecommunications networks using different standards, such as PSTN, next generation networks and radio access networks

“MIDI”	Fixed data services, which include Multimedia, Data Communications and Internet services

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

“MPLS”

Multi-Protocol Label Switching, a data packet forwarding technology with improved forwarding speed of routers using labels to make data-forwarding decisions that increase the efficiency of data traffic flow through a traffic management pattern that classifies data based on its application

“network infrastructure”

the fixed infrastructure equipment consisting of fiber optic cables, copper cables, transmission equipment, multiplexing equipment, switches, radio transceivers, antennas, management information systems and other equipment that receives, transmits and processes signals to and from subscriber equipment and/or between wireless networks and fixed networks

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

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial and Other Data

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2008, 2009 and 2010 presented below is based upon our audited consolidated financial statements prepared in conformity with IFRS as issued by IASB. The selected consolidated financial information as of and for the years ended December 31, 2008 and 2009 presented below has been adjusted to reflect the restatement of our consolidated statement of financial position and consolidated statement of comprehensive income for the years ended December 31, 2008 and 2009, as more fully described in the front of this annual report and in Note 2g to our consolidated financial statements included elsewhere in this annual report. The selected financial information as of and for the years ended December 31, 2008, 2009 and 2010 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The selected financial information as of and for the years ended December 31, 2006 and 2007 is based upon our audited consolidated financial statements prepared in conformity with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), with a reconciliation to U.S. GAAP. The selected financial information as of and for the years ended December 31, 2006 and 2007 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in our previous annual reports filed with the U.S. SEC on May 8, 2008. Therefore, financial information for 2008, 2009 and 2010 are not comparable with financial information for 2006 and 2007 and are presented separately. The audited consolidated financial statements as of and for the years ended December 31, 2006, 2007, 2008 and 2009 have been audited by Purwantono, Sarwoko & Sandjaja and the audited consolidated financial statements as of and for the year ended December 31, 2010 has been audited by Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global.

	As of December 31,
	2008 (Restated) Rp.	2009 (Restated) Rp.	2010 Rp.	2010 US$(1)
	(Rp in billions and US$ in millions, except for number of outstanding shares)
Financial Position Data:
IFRS:
Assets
Cash and cash equivalents	5,737.9	2,836.0	2,075.3	230.8
Other current assets (other than cash and cash equivalents)—net	3,953.9	4,302.9	4,083.6	454.2
Due from related parties—net	42.5	7.2	8.4	0.9
Deferred tax assets—net	70.8	88.0	95.0	10.5
Long-term investments	3.4	3.2	2.7	0.3
Property and equipment—net	38,333.6	44,358.1	43,489.4	4,837.0
Goodwill and other intangible assets—net	2,060.7	2,042.8	2,063.2	229.5
Other non-current assets	1,659.7	1,796.8	1,608.1	178.9

Total assets	51,862.5	55,435.0	53,425.7	5,942.1

Liabilities
Current liabilities	10,719.7	13,067.3	11,909.9	1,324.6
Due to related parties	14.7	13.8	22.1	2.5
Deferred tax liabilities—net	1,348.8	1,651.8	1,951.3	217.0
Loans payable (net of current maturities)	10,812.2	12,715.5	7,666.8	852.7
Bonds payable (net of current maturities)	10,315.6	8,472.2	12,114.1	1,347.4
Other non-current liabilities	871.8	939.5	1,059.5	117.8

Total liabilities	34,082.8	36,860.1	34,723.7	3,862.0

Net assets (total assets—total liabilities)	17,779.7	18,574.9	18,702.0	2,080.1
Capital stock	543.4	543.4	543.4	60.4
Stockholders’ equity	17,779.7	18,574.9	18,702.0	2,080.1
Total liabilities and stockholders’ equity	51, 862.5	55,435.0	53,425.7	5,942.1
Number of outstanding shares	5,433,933,500	5,433,933,500	5,433,933,500	N/A

	For the years ended December 31,
	2008 (Restated) Rp	2009 (Restated) Rp	2010 Rp	2010 US$(1)
	(Rp in billions and US$ in millions, except per share and per ADS data)
Comprehensive Income Data:
IFRS:
Operating revenues:
Cellular	14,460.8	14,331.3	15,867.1	1,764.8
MIDI	2,733.4	2,712.6	2,488.1	276.7
Fixed telecommunication	2,021.8	1,803.0	1,293.2	143.8

Total operating revenues	19,216.0	18,846.9	19,648.4	2,185.3

Total operating expenses	14,487.8	15,621.4	16,126.7	1,793.6
Operating income	4,728.2	3,225.5	3,521.7	391.7
Other income (expense):
Interest income	460.1	139.0	143.4	15.9
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	492.4	54.8
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)	(448.8)	(49.9)
Financing cost	(1,858.3)	(1,873.0)	(2,271.6)	(252.7)
Other expense—net	(25.6)	(116.8)	(111.8)	(12.4)

Total other expense—net	(2,172.9)	(681.3)	(2,196.4)	(244.3)

Income tax expense—net	(485.3)	(783.9)	(422.4)	(47.0)
Profit for the year	2,070.0	1,760.3	902.9	100.4
Attributable to owners of the Company	2,043.8	1,704.0	824.7	91.7
Attributable to non-controlling interests	26.2	56.3	78.2	8.7
Weighted average number of shares outstanding	5,433,933,500	5,433,933,500	5,433,933,500	N/A
Basic and diluted earnings per share attributable to owners of the Company (in full amounts)(2)	376.11	313.57	151.76	—
Dividends declared per share (in full amounts)(2)	172.85	137.86	—	—
Dividends declared per share (in full amounts) (in US$)(2)(4)	0.02	0.015	—	—
Dividends declared per ADS (in full amounts) (in US$)(2)(3)(4)	0.86	0.77	—	—

	As of and for the years ended December 31,
	2008 (Restated) Rp.	2009 (Restated) Rp.	2010 Rp.	2010 US$(1)
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
IFRS:
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	6,513.3	4,051.2	6,839.0	760.6
Investing activities	(10,286.9)	(10,670.7)	(5,970.7)	(664.1)
Financing activities	1,458.5	3,724.7	(1,629.7)	(181.2)
Other Financial Data (unaudited)
EBITDA(5)	9,293.6	8,797.1	9,684.5	1,077.1
EBITDA margin(6)	48.4%	46.7%	49.3%	49.3%
Other Financial Data
Capital expenditures(7)	12,341.9	11,584.5	5,515.0	613.4
Financial Ratios (unaudited)
Total Debt to EBITDA(8)	2.38x	2.93x	2.52x	—
Net Debt to EBITDA(9)	1.76x	2.90x	2.48x	—
EBITDA to Interest Expense	5.23	4.86x	4.66x	—

	As of December 31,
	2006 Rp	2007 Rp
	(Rp in billions and US$ in millions, except for number of outstanding shares)
Balance Sheet Data:
Indonesian GAAP:
Assets
Cash and cash equivalents	2,807.3	8,053.0
Other current assets (other than cash and cash equivalents)	2,858.2	2,773.1
Due from related parties—net	23.3	56.5
Deferred tax assets—net	46.6	87.1
Long-term investments	8.8	3.0
Property and equipment—net	24,918.6	30,572.8
Goodwill and other intangible assets—net	2,394.5	2,087.2
Other non-current assets	1,171.4	1,672.4

Total assets	34,228.7	45,305.1

Liabilities
Current liabilities	6,803.2	11,658.6
Due to related parties	29.4	64.9
Deferred tax liabilities—net	1,244.5	1,482.2
Loans payable (net of current portion)	1,504.8	4,249.0
Bonds payable (net of current portion)	8,734.0	10,088.7
Other non-current liabilities	510.4	919.6

Total liabilities	18,826.3	28,463.0

Net assets (total assets—total liabilities)	15,402.4	16,842.1
Minority interest	200.6	297.4
Stockholders’ equity	15,201.8	16,544.7
Total liabilities and stockholders’ equity	34,228.7	45,305.1
Number of outstanding shares	5,433,933,500	5,433,933,500
U.S. GAAP:(10)
Total assets	36,990.9	48,840.1
Total stockholders’ equity	16,574.8	18,260.6

	For the years ended December 31,
	2006 Rp	2007 Rp
	(Rp in billions and US$ in millions, except per share and per ADS data)
Income Statement Data:
Indonesian GAAP:
Operating revenues:
Cellular(11)(17)	9,446.9	12,924.8
MIDI	1,902.6	2,168.6
Fixed telecommunication(17)	1,146.8	1,780.4

Total operating revenues	12,496.3	16,873.8

Total operating expenses(11)	9,097.6	12,354.2
Operating income	3,398.7	4,519.6
Other income (expense):
Interest income	212.8	232.4
Gain (loss) on foreign exchange—net	304.4	(155.3)
Gain (loss) on change in fair value of derivatives—net	(438.8)	68.0
Amortization of goodwill	(226.5)	(226.5)
Financing cost	(1,248.9)	(1,428.6)
Other expense—net	21.2	(80.0)

Total other expense—net	(1,375.8)	(1,590.0)

Equity in net income of associated companies	(0.2)	—
Minority interest in net income of subsidiaries	(36.5)	(28.1)
Income tax expense—net	(576.1)	(859.5)
Net income	1,410.1	2,042.0
Weighted average number of shares outstanding	5,404,654,859	5,433,933,500
Operating income from operations per share	628.8	831.7
Diluted earnings per share	258.8	375.8
Basic earnings per share(2)	260.9	375.8
Dividends declared per share(2)	129.75	187.90
Dividends declared per share (in US$)(2)(4)	0.014	0.017
Dividends declared per ADS (in US$)(2)(3)(4)	0.69	0.86
U.S. GAAP:(10)
Net income	1,751.0	2,475.8
Basic earnings per share(2)	324.0	455.6
Basic earnings per ADS(2)(3)	16,199.3	22,781.0
Diluted earnings per share	321.9	455.6
Diluted earnings per ADS	16,097.2	22,781.0

	As of and for the years ended December 31,
	2006 Rp	2007 Rp
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
Indonesian GAAP
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	5,669.6	8,273.9
Investing activities	(6,331.0)	(7,290.4)
Financing activities	(1,248.7)	4,237.0
Other Financial Data (unaudited)
EBITDA(12)	7,027.2	8,682.8
EBITDA margin(13)	56.2%	51.4%
Other Financial Data
Capital expenditures(14)	6,921.3	9,726.4
Financial Ratios (unaudited)
Total Debt to EBITDA(15)	1.64x	1.94x
Net Debt to EBITDA(16)	1.24x	1.01x
EBITDA to Interest Expense	5.83x	6.22x

Footnotes to Selected Financial Information:

(1)	Translated into U.S. dollars based on a conversion rate of Rp8,991 = US$1.00, the Indonesian Central Bank Rate on December 31, 2010. See “—Exchange Rate Information” below.
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

	For the years ended December 31,
	2008 (Restated) Rp.	2009 (Restated) Rp.	2010 Rp.
	(Rp in billions)
EBITDA	9,293.6	8,797.1	9,684.5
Adjustments:
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	492.4
Interest income	460.1	139.0	143.4
Financing cost (including interest expense)	(1,858.3)	(1,873.0)	(2,271.6)
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)	(448.8)
Others—net	(25.6)	(116.8)	(111.8)
Income tax expense—net	(485.3)	(783.9)	(422.4)
Depreciation and amortization	(4,565.4)	(5,571.6)	(6,162.8)
Profit attributable to non controlling interest	(26.2)	(56.3)	(78.2)

Profit attributable to owners of the Company	2,043.8	1,704.0	824.7

(6)	EBITDA margin is computed by dividing EBITDA as defined in note (5) above by total operating revenues recorded under IFRS.
(7)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under IFRS.
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

	For the years ended December 31,
	2006 Rp	2007 Rp
	(Rp in billions, US$ in millions)
EBITDA	7,027.2	8,682.8
Adjustments:
Other income (expense):
Interest income	212.8	232.4
Gain (loss) on foreign exchange—net	304.4	(155.3)
Gain (loss) on change in fair value of derivatives—net	(438.8)	68.0
Amortization of goodwill	(226.5)	(226.5)
Financing cost	(1,248.9)	(1,428.6)
Others income (expense)—net	21.2	(80.0)
Equity in net income of associated companies	(0.2)	—
Minority interest in net income of subsidiaries	(36.5)	(28.1)
Income tax expense—net	(576.1)	(859.5)
Depreciation and amortization	(3,628.5)	(4,163.2)

Net income	1,410.1	2,042.0

(13)	EBITDA margin is computed by dividing EBITDA as defined in note (12) above by total operating revenues recorded under Indonesian GAAP.
(14)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under Indonesian GAAP.
(15)

We define total debt as total loans payable and bonds payable (current and non-current maturities), unamortized issuance cost (loans, bonds and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes) recorded under Indonesian GAAP.

(16)	We define net debt as total debt less cash and cash equivalents recorded under Indonesian GAAP.
(17)

Cellular revenue arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network, which up to December 31, 2007, had been presented on a net basis. To improve the comparability of the consolidated financial statements, the Company made accounts reclassification in the consolidated financial statements for the year ended December 31, 2006 and 2007.

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	Low	High
Period
2006	9,020	9,141	9,395	8,775
2007	9,419	9,137	9,479	8,672
2008	10,950	9,761	12,400	9,051
2009	9,400	10,398	12,065	9,293
2010	8,991	9,085	9,413	8,888
October	8,928	8,928	8,947	8,913
November	9,013	8,938	9,033	8,888
December	8,991	9,023	9,050	8,978
2011
January	9,057	9,037	9,088	8,976
February	8,823	8,913	9,042	8,823
March	8,709	8,761	8,824	8,708
April (through April 20, 2011)	8,657	8,666	8,699	8,641

Source: Bank Indonesia

(1)	The annual average exchange rates are calculated as averages of each monthly period-end exchange rate.
(2)	The monthly average exchange rates are calculated as averages of each daily close exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining its stability. Since 1970, Indonesia has implemented three exchange rate systems: (i) a fixed rate system between 1970 and 1978; (ii) a managed floating exchange rate system between 1978 and 1997; and (iii) a free-floating exchange rate system since August 14, 1997. Under the floating exchange rate system, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene, which resulted in a substantial decrease in the value of the Indonesian rupiah relative to the U.S. dollar. Under the current system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. The prevailing exchange rate was Rp10,950 = US$1.00 as of December 31, 2008, Rp9,400 = US$1.00 as of December 31, 2009 and Rp8,991 = US$1.00 as of December 31, 2010, respectively. On April 20, 2011, the exchange rate was Rp8,657 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

Indonesia is located in an earthquake zone and is subject to significant geological risks which could lead to social unrest and economic loss

Many parts of Indonesia are vulnerable to natural disasters such as earthquakes, tsunamis, floods, volcanic eruptions as well as droughts, power outages or other events beyond our control. In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including an explosive eruption of Mount Merapi and Mount Bromo, a tsunami in Mentawai in West Sumatera, both in 2010, a tsunami in Pangandaran in West Java in 2006, an earthquake in Jogyakarta in Central Java in 2006, a hot mud eruption and subsequent flooding in East Java in 2006 and separate earthquakes in Papua, West Java, Sulawesi and Sumatra in 2009. Indonesia also experienced significant flooding in Jakarta in February 2007 and in Solo in Central Java in January 2008. In March 2009, torrential rain caused a dam to burst outside Jakarta, flooding homes in a densely populated neighborhood, resulting in the death of approximately 100 people. The flood submerged hundreds of homes and resulted in a number of people being reported missing. Recently, in October 2010, at least 145 people died in a flash flood in Wasior district, West Papua. Also in October 2010, an earthquake off the coast of Western Sumatra released a tsunami on the Mentawai Islands in which more than 500 people died. From October 24, 2010 to November 5, 2010, Mount Merapi, a volcano in Southern Java near Yogyakarta, erupted a number of times and is believed to have killed more than 380 people.

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

During the last four years, large parts of Asia experienced unprecedented outbreaks of avian influenza. As of June 2, 2009, the World Health Organization (“WHO”) had confirmed a total of 262 fatalities in a total number of 433 cases reported to the WHO, which only reports laboratory confirmed cases of avian influenza. Of these, the Indonesian Ministry of Health reported to the WHO 115 fatalities in a total number of 141 cases of avian influenza in Indonesia. In addition, the WHO announced in June 2006 that human-to-human transmission of avian influenza had been confirmed in Sumatra, Indonesia. According to the United Nations Food and Agricultural Organization, avian influenza virus is entrenched in 31 of Indonesia’s 33 provinces and efforts to contain avian influenza are failing in Indonesia, increasing the possibility that the virus may mutate into a deadlier form. No fully effective avian influenza vaccines have been developed and an effective vaccine may not be discovered in time to protect against a potential avian influenza pandemic.

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

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998, it may experience volatility again in the future. During the period between January 1, 2008 through December 31, 2010, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp8,888 per U.S. dollar. As a result, we recorded a loss on foreign exchange-net of Rp885.7 billion in 2008, a gain of Rp1,656.4 billion in 2009 and a gain of Rp492.4 in 2010. We cannot assure you that further depreciation of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur. To the extent the Indonesian rupiah depreciates further from the exchange rates at December 31, 2010, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Indonesian rupiah terms. Such depreciation of the Indonesia rupiah would result in additional losses on foreign exchange translation and significantly impact our other income and net income.

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

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s, Standard & Poor’s, and Fitch, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of April 20, 2011, Indonesia’s sovereign foreign currency long-term debt is rated Ba1 by Moody’s, BB by Standard & Poor’s and BBB- by Fitch. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

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

For example, since January 2007, the Government, through the Ministry of Communication and Information Technology (“MOCIT”), has been responsible for setting tariffs for interconnection services. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—We depend on interconnection agreements relating to the use of our competitors’ cellular and fixed-line telephone networks.” The MOCIT sets interconnection tariffs for dominant service providers on a “cost” basis, based on RIOs submitted by the dominant service providers, which include us. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the MOCIT regarding their tariffs and may implement such tariffs for its customers without MOCIT approval. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers. In addition, the tariffs in our RIOs have been decreasing in the past few years, and we expect this downward trend to continue. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic.

On January 25, 2010, the MOCIT passed a new regulation pursuant to which an existing telecommunications network operator that already has an allocated frequency and access code for the provision of a certain network is exempted from following the selection process when seeking to obtain a new network license with another access code. This is expected to allow certain telecommunications network operators to expand their businesses more easily.

On December 13, 2010, the Government issued Government Regulation No. 76/2010 on the Amendment of PP No.7/2009 on the types and tariffs of non-tax state income applicable to MOCIT. This regulation affects the calculation method and payment of the spectrum fee due on the spectrum allocated to the Company (800 Mhz, 900 Mhz and 1,800 MHz frequency bands).

On December 31, 2010, Badan Regulasi Telekomunikasi Indonesia (BRTI or Indonesian Telecommunications Regulatory Bureau) issued letter No.227/BRTI/XII/2010 regarding the implementation of new interconnection tariffs which will take into effect on January 1, 2011 and will be used by all telecommunications operators.

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

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2008, 2009 and 2010, our actual consolidated capital expenditures totaled Rp12,341.9 billion, Rp11,584.5 billion, and Rp5,515.0 billion (US$613.4 million), respectively. During 2011, we intend to allocate US$794.5 million for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2011 for capital expenditure commitments in prior periods, will result in approximately US$1,053.8 million total actual capital expenditures for 2011. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We may become subject to limitations on foreign ownership in the telecommunication services business

Presidential Regulation No. 36 of 2010 (the “Presidential Regulation”) sets out the industries and business fields in which foreign investment is prohibited, restricted or subject to the fulfillment of certain conditions as stipulated by the applicable Governmental authorities (the “Negative List”). The telecommunication industry is one of the industries set out in the Negative List, and foreign investment in the Indonesian telecommunication industry is accordingly subject to applicable restrictions and conditions. The Negative List is implemented by the Capital Investment Coordinating Board (“BKPM”). Restrictions applicable to the telecommunication industry are dependent upon the type of telecommunication business undertaken. Different limitation thresholds are applicable depending upon whether the business pertains to telecommunication networks or services. The limitation on foreign holdings in companies engaging in the telecommunication network business ranges from 49.0%—65.0%, and the limitation on foreign shareholdings in Indonesian companies engaged in the provision of multimedia services (including data communication such as broadband wireless services), from 49.0%—95.0%. Pursuant to Article 8 of the Presidential Regulation, the restrictions set forth therein shall not apply to investments that have been approved prior to the effectiveness of the Presidential Regulation pursuant to investment approval issued by BKPM unless such restrictions are more favorable to the investments. The Presidential Regulation does not change the limitation of foreign shareholding in our business.

On June 22, 2008, Qatar Telecom (Qtel) Q.S.C. (“Qtel”), through its subsidiary, Qatar South East Asia Holding S.P.C. purchased all of the issued and outstanding shares of capital stock of each of Indonesia Communications Limited (“ICLM”), and Indonesia Communications Pte. Ltd. (“ICLS”) from Asia Mobile Holdings Pte. Ltd. (“AMH”), a company incorporated in Singapore. Following this acquisition, a change of control occurred in the Company, requiring Qtel to conduct a mandatory tender offer. In connection with the tender offer, on December 23, 2008, the Capital Market and Financial Institution Supervisory Agency of the Ministry of Finance of the Republic of Indonesia (“Bapepam-LK”) issued a letter (i) noting that it had received a letter from BKPM dated December 19, 2008, pursuant to which BKPM confirmed that the maximum amount of foreign capital ownership in the Company shall be 65.0%, and that the Company may still conduct its cellular network operation and local fixed network business and (ii) permitting Qtel to conduct the tender offer. Following the issuance of such letter, Qtel conducted a mandatory tender offer to acquire up to 1,314,466,775 Series B Shares, representing approximately 24.19% of our total issued and outstanding Series B Shares (including Series B Shares represented by ADSs).

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

The Government is the majority shareholder of our major competitors, Telkom and Telkomsel. The Government may give priority to Telkom’s or Telkomsel’s businesses over ours

As of December 31, 2010, the Government had a 14.29% equity stake in us, including the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to our Board of Directors and one Commissioner to our Board of Commissioners.

As of December 31, 2010, the Government also had a 52.47% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat us equally with Telkom and Telkomsel when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Telkom’s or Telkomsel’s business over ours, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Our controlling shareholders’ interests may differ from those of our other shareholders

As of December 31, 2010, Qatar Telecom (Qtel Asia) Pte. Ltd. (“Qtel Asia”), owned approximately 65.0% of our issued and outstanding share capital. Qtel Asia is currently wholly owned and controlled by Qtel, which is majority-owned by the State of Qatar and its affiliated entities. Qtel Asia and its controlling shareholder have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our other shareholders’ best interests, including matters relating to our management and policies. Although nominees of Qtel Asia hold positions on our Board of Commissioners and Board of Directors, we cannot assure you that our controlling shareholder will elect directors and commissioners or be able to influence our business in a way that benefits our other shareholders.

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

The implementation of our organizational restructuring may disrupt our business and may not successfully achieve improved longer-term operating results

In January 2011, the Company introduced an organizational restructuring which forms part of our transformation program that began in 2009 to increase the Company’s productivity and improve our longer-term operating results. The Company is offering special compensation packages to employees who meet certain criteria as determined by the Company and who opt to end their employment relationship with the Company as part of such organizational restructuring under the Voluntary Separation Scheme (VSS) Program.

We anticipate having significant workforce reduction that may result in the Company incurring certain costs, which may include the costs in connection with the aforementioned special compensation packages. We cannot assure you that the consequences of the organizational restructuring program may not harm our business and our future results of operations.

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law (“Law No. 5 / 1999”). On June 18, 2008, the KPPU determined that Telkom, Telkomsel, XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk (“Mobile-8”) which we understand has changed it’s Company name to PT Smartfren Telecom Tbk, effective March, 2011 and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of Law No. 5 / 1999. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, PT Hutchison CP Telecommunication (“Hutchison”), Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Selular (“Natrindo”) were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU. If the District Court issues a verdict against us, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

In addition, a series of class action lawsuits were filed against us and Telkomsel during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court, relating to Temasek Holding’s prior cross ownership of shares in us and Telkomsel, which is alleged to have caused price fixing of telecommunications services that harmed the public. The plaintiffs have since revoked the lawsuit filed with the District Court of Bekasi. On January 27, 2010, the judges ruled that the class action filed with the Central Jakarta District Court was unacceptable because the plaintiffs refused to prove their legal standing and two members of the plaintiff class did not qualify to stand as class representatives. Since the time limit to file an appeal lapse on March 18, 2010, the decision of the Central Jakarta District Court dated January 27, 2010 is final and binding. The Tangerang class action continued on May 3, 2010, whereby the defendants submitted a demurrer, and on May 24, 2010, the judges ruled that the class action filed with the Tangerang District Court was unacceptable because the plaintiffs were not serious in filing the lawsuit and the plaintiffs failed to prove legal standing as class representatives. Since the time limit to file an appeal lapsed on July 21, 2010, the decision of the Tangerang District Court dated May 24, 2010 is final and binding. See “Item 8: Financial Information—Legal Proceedings” Although the class action allegation was not accepted by neither the Central Jakarta District Court nor the Tangerang District Court and the lawsuit filed with the District Court of Bekasi was revoked, we cannot assure you that other subscribers will not file similar cases in the future. If any new class action suit or the District Court issues a verdict in favor of such plaintiffs, it could have an adverse effect on our business, reputation and profitability.

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

Risks Relating to our Cellular Services Business

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business competes primarily against Telkomsel and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, Natrindo and Smart Telecom. In addition to current cellular service providers, the MOCIT may license additional cellular service providers in the future, and such new entrants may compete with us.

We expect competition in the cellular services business to further intensify. New and existing cellular service providers may offer more attractive product and service packages or new technologies or the convergence of various telecommunication services, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base. In 2010, the continuing competition from industry incumbents and new market entrants in the cellular services market led to aggressive pricing campaigns by cellular service providers. The decrease in prices for cellular usage also led to an increase in the number of subscribers and in network traffic, resulting in increased network congestion among operators, which has required us to incur additional capital expenditures to continue to expand our network. On the other hand, mobile penetration is quite high and we expect growth to be slower.

The competitive landscape in the cellular services business may also be affected by industry consolidation. In March 2010, Smart Telecom and Mobile-8 announced that they entered into a cooperation agreement to use the same logo and brand under the name “smartfren.”

Competition from providers of new technology, together with new entrants, incumbents, almost saturated market and consolidated providers could adversely affect our competitive position, cellular services business, financial condition, results of operations and prospects.

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

Despite expending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

We have expended significant financial resources to develop and expand our cellular network and add to our cellular subscriber base. However, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. Moreover, a continued decline in effective tariffs for voice usage resulting from “free-talk” campaigns and recent tariff discount promotions, increasing SMS usage, and greater cellular penetration in the lower-income segment of the market has led to a decrease in ARPU in 2010. Our number of cellular subscribers (including wireless broadband subscribers) increased from approximately 36.5 million as of December 31, 2008 to approximately 33.0 million as of December 31, 2009, to approximately 44.3 million as of December 31, 2010. For the years ended December 31, 2008, 2009 and 2010, our ARPU was Rp38,639, Rp37,664 and Rp34,712, respectively. While we intend to continue to expend significant financial resources to expand our cellular subscriber base and expand our cellular network to support the requirements of such an expanded cellular subscriber base, we cannot assure you that such expenditures will be accompanied by a corresponding increase in our ARPU or operating revenues. Accordingly, our subscriber acquisition costs and the capital expenditures required to expand our network capacity could increase without a corresponding increase in our revenue or profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

We experience a high churn rate

We experience a high churn rate, as is common for Indonesian telecommunication operators providing prepaid cellular services. We believe that our high churn rate is due to the fact that many of our prepaid subscribers own multiple SIM cards from various cellular providers, allowing them to choose the cheapest package available. We believe that our high churn rate was exacerbated by our efforts, during the first nine months of 2009, to clean up our subscriber base by discouraging “calling card” behavior and focusing instead on subscriber loyalty. We believe that such subscribers were short-term subscribers and were not likely to recharge their SIM cards. Our high churn rates may result in loss of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects. At the end of the third quarter of 2010, we launched a retention and loyalty program called “Senyum Setia Indosat” which gives benefits to our customers who extend their subscription. We believe that this program contributed to the decrease of our churn rate to 13.3% in 2010, compared to 15.1% in 2009.

We depend on the availability of telecommunications towers

We are highly dependent on our and others’ telecommunications tower infrastructure to provide GSM, FWA and 3G network and mobile cellular telecommunications services, as we typically install transmitter and transceiver antennas and other BTS supporting facilities on such towers. The availability and installation of such telecommunication towers require licenses from the relevant central and regional authorities. Recently, a number of regional authorities have implemented regulations which limit the number and location of telecommunication towers and established requirements for operators to share in the utilization of telecommunications towers. In addition, on March 17, 2008, the MOCIT issued a regulation on the sharing of telecommunications towers. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry—Tower Sharing Obligation.” Under the regulation, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and location at which telecommunications towers can be constructed. Moreover, a joint regulation promulgated on March 30, 2009 by the Minister of Home Affairs, the Minister of Public Works, the MOCIT and the Head of the Indonesia Investment Coordinating Board requires a tower construction permit for every tower built and used for telecommunications services, which would demonstrate compliance with certain technical specifications. If a tower owner fails to obtain such a permit, the appropriate regional authorities will be entitled to impose penalties on the tower owner. Moreover, a telecommunications provider which owns telecommunication towers or tower owner is obligated to allow other telecommunication operators to utilize its telecommunication towers (other than the towers used for its main network), without any discrimination.

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

We depend on our licenses to provide cellular services, and our licenses could be cancelled if we fail to comply with their terms and conditions

We rely on licenses issued by the MOCIT for the provision of our cellular services as well as for the utilization of our allocated spectrum frequencies. The MOCIT, with due regard to prevailing laws and regulations, may amend the terms of our licenses at its discretion. Any breach of the terms and conditions of our licenses or failure to comply with applicable regulations could result in our licenses being cancelled. Any revocation or unfavorable amendment of the terms of our licenses, or any failure to renew them on comparable terms, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

A significant increase in frequency fees could adversely affect our business, financial condition and results of operations

Previously, we were required to pay frequency fees for 800 MHz, 900 MHz and 1800 Mhz bands based on the number of radio stations. Starting on December 15, 2010, the government changed the basis of computing frequency fees to a new formula based on the width of allocated spectrum occupied by operators. As the largest holder of spectrum in Indonesia, Indosat is expected to pay a large amount of frequency fees going forward. The increase of the frequency fees will mainly be based on the consumer price index and the population of Indonesia.

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

Risks Relating to Our Fixed Data (“MIDI”) Services Business

Our MIDI services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our MIDI services are facing increased competition from new and established operators, which may have wider customer bases and greater financial resources than us, such as Telkom, with its regional international reach and developed domestic infrastructure. In addition, operators such as XL, First Media and Icon+, some of which have alliances with foreign telecommunications operators, compete with us in this business segment. In 2009, our World Link leased line services faced increased competition following the launch of an international “Matrix” cable operated by PT NAP Info Lintas Nusa in August 2008.

Our satellite business also faces increasing competition as new and more powerful satellites are launched by our competitors and as companies acquire exclusive licenses to provide broadcast services in Indonesia. Our Palapa-C2 and Palapa-D satellite transponder capacity agreements generally involve terms of between two to five years, and we estimate the remaining useful life of such satellites to be approximately three and 9.7 years, respectively. As additional satellites become operational and our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

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

We maintain in-orbit insurance on our Palapa-C2 and Palapa-D satellites on terms and conditions consistent with industry practice. As of December 31, 2010, we had an insurance policy with a total coverage limit of US$153 million for total and partial loss of our Palapa-C2 and Palapa D satellites. If damage or failure renders our satellites unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could increase operating expenses associated with our provision of other telecommunications services and could adversely affect our business, financial condition and results of operations.

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

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. In 2005, the MOCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. In December 2007, the Government issued new regulations opening DLD access codes in the first city in Balikpapan in April 2008. Following the implementation, Balikpapan residents will be able to choose from options “0”, “011” or “017” in connecting their long distance calls.

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

Item 4: INFORMATION ON THE COMPANY

History and Development of the Company

PT Indosat Tbk was established on November 10, 1967 as a foreign investment company to provide international telecommunications services in Indonesia and began commercial operations in September 1969 to build, transfer and operate an International Telecommunications Satellite Organization (“Intelsat”) earth station in Indonesia to access Intelsat’s Indian Ocean Region satellites for a period of 20 years. In 2001, as part of the Government’s initiative to restructure the telecommunications industry, we entered into an agreement with Telkom to eliminate our respective cross-shareholdings in several operating subsidiaries, including:

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

As of December 31, 2010, the Government owned 14.29% of our outstanding shares, including 1 Series A share, Qtel Asia owned approximately 65.00% of our outstanding Series B shares and SKAGEN AS owned approximately 5.11% of our outstanding Series B shares. Qtel Asia is owned by Qtel. The remaining 15.59% of our outstanding Series B shares is owned by public shareholders as of December 31, 2010. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

For a description of our principal capital expenditures since January 1, 2008 and principal capital expenditures currently in progress, including the amount invested and method of financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

Business Overview

We are a fully integrated Indonesian telecommunications network and service provider and we offer a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and a leading provider of international long-distance services in Indonesia. We also provide MIDI services for domestic and regional corporate and wholesale customers as well as domestic retail customers. For the years ended December 31, 2008, 2009 and 2010, our operating revenues totaled Rp19,216.0 billion, Rp18,864.9 billion and Rp19,648.4 billion (US$2,185.3 million), respectively.

Our principal products and services include:

•

Cellular services. We provide GSM 900 and 1800 and 3G cellular services to approximately 44.3 million cellular subscribers (including wireless broadband subscribers) throughout Indonesia, as of December 31, 2010. We also commenced providing wireless broadband services using our 3G platform in 2006 and, as of December 31, 2010, had approximately 536,675 subscribers.

•

MIDI services. We provide broadband and narrowband MIDI services consisting of Internet services and Data Communication services, such as International and Domestic Leased Circuit, Frame Relay services, and MPLS-based services. We also offer satellite-based services such as Transponder leasing and VSAT services and Value Added Services, such as Disaster Recovery Center and Data Center services. We provide these services directly and through our subsidiaries, Lintasarta and IM2. We offer this suite of products and services primarily to our valued corporate and wholesale customers in an attempt to be their information and telecommunication solution provider.

•

Fixed telecommunications (voice) services. We are one of the leading providers of international long-distance services in Indonesia, as measured by aggregate incoming and outgoing call minutes for 2010. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we also provide fixed wireless access services using CDMA 2000 1x technology. We have also provided DLD services since 2003 and local fixed telephony services since 2002.

Our business does not experience significant seasonality.

Our principal shareholders are Qtel Asia, with an ownership interest of approximately 65.00% of our common stock, and the Government through the Ministry of State-Owned Enterprises, with an ownership interest of 14.29% of our common stock, including the one Series A share and SKAGEN AS, with an ownership of interest of approximately 5.11% of our common stock, in each case as of December 31, 2010. Qtel Asia is wholly owned by Qtel.

As a fully integrated Indonesian telecommunications network and service provider, we offer our customers a full complement of national and international telecommunications services in Indonesia, including cellular services and international long-distance services. As of December 31, 2010, our postpaid cellular subscribers could roam internationally in 153 countries. In addition, for our international long-distance services, we maintain direct connections with 64 foreign telecommunications operators in 40 countries.

As part of the global coverage we offer to our customers, we offer international calling services to Iran and to Cuba, Sudan, and Syria. There are roaming arrangements between Indosat and each of Mobile Company of Iran (“MCI”), C Com, Syriatel Mobile Telecom SA (“Syriatel”) and Sudanese Mobile Telephone Co. (“Mobitel”) for Iran, Cuba, Syria and Sudan, respectively. We consider the business between Indosat and Telecommunications Company of Iran (“TCI”), MCI, C Com, Syriatel and Mobitel, as well as business in Iran, Cuba, Syria and Sudan, as being insignificant relative to our size.

	As of and for the years ended December 31,
	2008	2009(7)	2010
	(unaudited)
Operating Data:
Cellular:(1)
Number of cellular subscribers (excluding wireless broadband):
Prepaid	35,591,033	31,163,859	43,170,139
Postpaid (Matrix)	661,213	1,082,215	565,503
Total cellular subscribers	36,252,246	32,246,074	43,735,642
Number of wireless broadband subscribers:(2)
Prepaid	116,341	610,446	448,116
Postpaid	141,659	110,681	88,559
Total wireless broadband subscribers	258,000	721,127	536,675
Total cellular subscribers:	36,510,246	32,967,201	44,272,317
ARPU (Rp)(3)	38,639	37,664	34,712
Minutes of Usage(4)	98	102	113
ARPM (Rp)(5)	287	220	163
Number of base station sites(6)	13,662	16,353	18,108
Number of base station controllers(6)	265	315	330
Number of mobile switching centers(6)	73	95	87
MIDI:
International High Speed Leased Circuit (’000s)	46	80	218
Domestic High Speed Leased Circuit (’000s)	129	171	251
Fixed telecommunications:
Incoming traffic (in millions of minutes)	1,582	1,559	1,724
Outgoing traffic (in millions of minutes)	474	502	463
Incoming/outgoing call ratio	3.3	3.1	3.7

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

(6)

Prior to the first quarter of 2010, newly-built or newly-acquired base station sites, base station controllers or mobile switching centers which were not yet in operation were included in the number of base station sites, base station controllers or mobile switching centers reported by the Company (the “Prior Computation”). Beginning in the first quarter of 2010, as disclosed herein, the Company included newly-built or newly-acquired base station sites, base station controllers or mobile switching centers in its various reports only when such base station sites, base station controllers or mobile switching centers were actually put in operation. Under the Prior Computation, the Company would have reported that it owned 14,162, 16,804 and 18,704 base station sites, 279, 315 and 331 base station controllers and 73, 96 and 92 mobile switching centers for the year ended December 31, 2008, 2009 and 2010, respectively.

(7)

As reported in our Form 6-K filed on July 22, 2010, we issued a restatement of our cellular subscriber base as at March 31, 2010 from 39.1 million to 37.7 million. This discrepancy arose during the compilation of data from multiple reporting systems. The same issue resulted in an over-reporting of subscribers in the second and third quarters of 2009. Accordingly, the total number of subscribers of 33.0 million and ARPU of Rp37,664 for 2009 reported above reflect the restated figures, compared with the total number of subsrcribers of 33.1 million and ARPU of Rp37,330 previously reported.

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the year ended December 31,
	2008 (Restated)		2009 (Restated)		2010
	Rp	%	Rp	%	Rp	%
	(Rp in billions, except percentages)
Cellular services	14,460.8	75.3	14,331.3	76.0	15,867.1	80.8
MIDI services	2,733.4	14.2	2,712.6	14.4	2,488.1	12.7
Fixed telecommunications	2,021.8	10.5	1,803.0	9.6	1,293.2	6.5

Total operating revenues	19,216.0	100.0	18,846.9	100.0	19,648.4	100.0

Cellular Services

Cellular services contributed revenues of Rp15,867.1 billion (US$1,764.8 million) for the year ended December 31, 2010, representing 80.8% of our total consolidated operating revenues in 2010. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 44.3 million subscribers (including wireless broadband subscribers) as of December 31, 2010. For 2010, we had an estimated subscriber market share of 24.8%, which figure is based on our estimates based on available market data. Our cellular network currently provides network coverage in all major cities and population centers across Indonesia. We provide our cellular services using GSM 900 and GSM 1800 technology and, for our 3G platform, IMT-2000 technology. We are also one of the leading providers of prepaid and postpaid wireless broadband services in Indonesia. As of December 31, 2010, we had approximately 536,675 prepaid and postpaid wireless broadband subscribers.

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

We offer postpaid plans, designed for high-end professional and corporate users, under the brand name “Matrix.” Matrix is a basic service package with a postpaid payment plan that provides the ability to register with numerous other supplementary plans, value-added services and corporate-based services. We offer various “Matrix” packages with different features and benefits to suit the needs of our subscribers. Our Matrix brand received the “Top Brand Award” in 2010 from the Frontier Consulting Group and Marketing Magazine.

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

•

Mobile data and broadband services: allows subscribers to browse and download sports, news, horoscope, movies, music and finance content to their mobile handsets, connect to a computer as modem, send and receive using GPRS and 3G network for broadband quality;

•	Facsimile services: allows subscribers to send and receive faxes;

•	BlackBerry™ services: allows subscribers to register and use a full suite of BlackBerry™ services, including email, chat, browsing, GPS, and many other BlackBerry™ based applications;

•	Voicemail: enables callers to leave voice messages that can be retrieved by subscribers;

•	Caller identification: displays the incoming call number on a subscriber’s mobile phone display screen;

•	Call holding: allows subscribers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals subscribers that they have an incoming call while the line is engaged. Upon hearing such a signal, subscribers can answer the second call and place the original call on hold;

•	Call forwarding: enables subscribers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides subscribers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the subscriber’s bank account or credit card;

•

Recharge via SMS and automated teller machines: enables subscribers to recharge their prepaid airtime plans via SMS and automated teller machines automatically deducting billed amounts from the subscriber’s bank account; and

•	International roaming: allows prepaid and postpaid subscribers to send/receive SMS, voice and data (GPRS/3G) services while roaming on foreign cellular networks.

Facsimile services, detailed billing and direct debit payments are only available to postpaid subscribers. Since 2009, postpaid subscribers have been able to request delivery of printed billing statements or billing statements by e-mail, which minimizes the number of unreceived bills. We offer certain services free of charge, including caller identification, call holding, call waiting and call forwarding, while others, such as SMS, mobile data, broadband, BlackBerry™, facsimile services and detailed billing, carry additional fees.

We provide our SMS service to prepaid and postpaid cellular subscribers. Usage levels have increased from an average of approximately 90.4 million text messages (excluding value-added service SMSs, such as SMSs related to promotions by content providers and advertisers) per day in December 2007 to a daily average of approximately 516.0 million text messages (excluding value-added service SMSs) in December 2010. In 2008, 2009 and 2010, SMS usage fees represented a substantial portion of our operating revenues from value-added cellular services and features. However, we have recently seen an increase in revenues from mobile data services. We expect SMS to continue to contribute a substantial portion of revenues from value-added cellular services and features, but anticipate a continuing increase in revenues from GPRS, BlackBerry™ and other mobile data services in the future.

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

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages and use Data connection (on GPRS or 3G) when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2010, our postpaid cellular subscribers could roam internationally on 468 networks, owned by 336 operators in 153 countries, and our prepaid cellular subscribers could roam internationally on 20 networks, owned by 20 operators in 16 countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS, which was formed to increase each member’s competitive value in providing international telecommunication services in its respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and wideband code division multiple access (“W-CDMA”), the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 150 million customers in nine countries, including Indonesia. Within the CONEXUS and DIGI (Malaysia) networks, our postpaid subscribers can enjoy a special flat data/internet/BlackBerry™ usage rate of Rp 25,000 per day of unlimited data usage.

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

We provide GPRS service with EDGE technology in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua. We were the first telecommunications provider to launch the BlackBerry™ service in Indonesia. In cooperation with Research-In-Motion (“RIM”), we introduced BlackBerry™ Enterprise Service to our Postpaid/Matrix corporate customers in December 2004 and BlackBerry™ services for personal Postpaid/Matrix users in March 2005. In June 2008, to differentiate ourselves from other BlackBerry™ service operators, we launched I-GPS and I-Stock applications which allow our BlackBerry™ customers to access a navigation system and real-time stock prices. In January 2009, we launched a BlackBerry™ service subscription via our prepaid brands, Mentari and IM3. In October 2010, we increased the link capacity to RIM to 500 Mbps dual link, providing our BlackBerry™ subscribers with faster access. This increase means that we have the largest link capacity to RIM in Indonesia. We have approximately 600,000 BlackBerry™ subscribers as of December 31, 2010. Indonesia is the second largest growth market in the world for BlackBerry™ devices.

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

In 2007, we began offering 3.5G broadband services, a mobile wireless telecommunications service with 3.5G technology. In August 2009, we were granted additional spectrum for a second 3.5G carrier, which we believe will allow us to double our network capacity to serve our broadband subscribers. We have started to deploy the new HSPA+ 3.5G network, with downlink speed of up to 42Mbps and uplink speed up of to 5.6Mbps. We have re-aligned our broadband portfolio to focus more on our target segments. Since September 2009, pure data/Internet broadband services, which is for use on personal computers (data only/large screen), have been managed and sold by IM2. Wireless broadband services for handheld devices (for small screen use) are provided through Matrix, Mentari and IM3. In December 2009, we successfully launched our “Broadband-On-Request” program, which is activated by subscribers via SMS or USSD, for Mentari and IM3 customers, and on October 2010 for matrix subscribers providing options of daily, weekly and monthly packages, with quotas allocated for the respective period of subscription and unlimited packages.

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

Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2008, we had 661,213 postpaid and 35,591,033 prepaid cellular subscribers. As of December 31, 2009, we had 1,082,215 postpaid and 31,163,859 prepaid cellular subscribers. As of December 31, 2010, we had 565,503 postpaid (Matrix) and 43,170,139 prepaid cellular subscribers. We conduct nationwide marketing and promotional activities in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. We believe Indonesian cellular subscribers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans. Accordingly, we have focused on this particular subscriber base in our marketing efforts.

The following table presents certain information regarding our cellular subscriber base, ARPU, Minutes of Usage and ARPM as of the dates indicated:

	As of or for the years ended December 31,
	2008	2009(7)	2010
Number of cellular subscribers (excluding wireless broadband)(1)(2) :
Prepaid	35,591,033	31,163,859	43,170,139
Postpaid (Matrix)	661,213	1,082,215	565,503
Total cellular subscribers	36,252,246	32,246,074	43,735,642
Number of wireless broadband subscribers(3) :
Prepaid	116,341	610,446	448,116
Postpaid	141,659	110,681	88,559
Total wireless broadband subscribers	258,000	721,127	536,675
Total cellular subscribers:	36,510,246	32,967,201	44,272,317
ARPU (Rp)(4)	38,639	37,664	34,712
Minutes of Usage(5)	98	102	113
ARPM (Rp)(6)	287	220	163

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

(7)

As reported in our Form 6-K filed on July 22, 2010, we issued a restatement of our cellular subscriber base as at March 31, 2010 from 39.1 million to 37.7 million. This discrepancy arose during the compilation of data from multiple reporting systems. The same issue resulted in an over-reporting of subscribers in the second and third quarters of 2009. Accordingly, the total number of subscribers of 33.0 million and ARPU of Rp37,664 for 2009 reported above reflect the restated figures, compared with the total number of subscribers of 33.1 million and ARPU of Rp37,330 previously reported.

As of December 31, 2010, we had approximately 44,272,317 subscribers, including approximately 536,675 subscribers to our wireless broadband services.

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

To supplement our direct marketing channels, we maintain a network of approximately 51 independent dealers, to whom we offer various incentives for the promotion and sale of our services. These independent regional and multi-regional dealers have their own distribution networks throughout Indonesia and promote our cellular services, primarily to individuals. These dealers include major distributors of mobile handsets and typically have their own retail networks, direct sales forces and sub-dealers in Indonesia. These outlets serve as additional branch outlets for us and offer a broad range of services, including product and service information, customer service and bill payment processing. Existing and new cellular subscribers can activate and register and pay for all of our prepaid cellular services at these outlets. We continue to maintain our relationships with our dealers in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced dealer loyalty.

Tariff Structure and Pricing

The MOCIT establishes a tariff formula that determines the amounts that operators may charge for prepaid and postpaid cellular services, although allows cellular service providers to offer promotional programs that offer lower prices than the ceiling tariffs. We currently price our prepaid cellular services under a variety of ongoing promotional programs pursuant to which we offer a variety of incentives to attract new subscribers, stimulate demand and improve our competitive position. We may charge different rates for prepaid and postpaid cellular services, depending on various factors that apply to a particular type of service. For instance, the billing expenses we incur to serve our postpaid subscribers will likely be higher and accordingly, our rates for postpaid cellular services tend to be higher than those for prepaid cellular services.

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires the originators of telephone calls to pay for calls. If our subscriber makes a call to another network, we incur interconnection charges. SMS operates on a “sender-keeps-all” basis, which means that we earn revenues whenever one of our cellular subscribers sends an SMS, but not when a customer of another telecommunications operator sends an SMS to one of our cellular subscribers. For our GPRS service, we charge cellular subscribers Rp3 per kilobyte of data downloaded for the first 300k and Rp0.5/kB up to Rp2/kB (excluding tax) thereafter, depending on the download time(off peak or peak time). We receive roaming settlements from foreign telecommunications operators when their cellular subscribers roam on our network. For our wireless broadband services, we offer various pricing packages depending on the payment method (prepaid or postpaid), transmission speed and monthly quotas.

Activation Fees and Monthly Charges. Activation fees represent the initial connection fees charged to new prepaid subscribers when subscribing to a cellular network. Monthly charges represent fixed amounts charged to postpaid subscribers, particularly Corporate BlackBerry™ Enterprise Service users that require new BlackBerry™ software. Since 1998, we have not charged our postpaid subscribers an activation fee. We offer several programs for postpaid subscribers, including a minimum monthly usage of Rp25,000, “Matrix Strong” package plan for Rp50,000 providing 75 free on-net calls and 75 SMS, “Matrix Unlimited” package plan providing unlimited calls to 1 or 2 registered Indosat numbers starting from Rp60,000 per month and other promotional programs.

Usage charges. There are three types of calls: local, domestic long distance, and international calls. Calls are charged on different charging blocks, from per second up to per minute block, depending on the package plan chosen by the subscriber. Calls may terminate on any of the cellular, fixed or satellite networks. For on-net calls, our subscribers are charged favorable rates because of our ability to offer bundled products, such as cellular and international long-distance services. For off-net calls, the usage charges of subscribers are greater because of interconnection, domestic long-distance, and international long-distance charges.

Value-added Services. Prior to 2008, tariffs for value-added services were not regulated by the Government. Since April 2008, the MOCIT has been responsible for setting the tariff formula for SMS. As with voice services, we offer promotional discounts for SMS and mobile data services for both postpaid and prepaid subscribers.

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

Since January 2007, the MOCIT has set a tariff formula for interconnection services. The MOCIT sets this tariff formula on a “cost” basis, based on RIOs submitted by dominant service providers in Indonesia, which include us. The MOCIT approved the RIOs we submitted in 2007 and 2008, which have not been adjusted for 2009 and 2010. On December 31, 2010, BRTI issued letter No. 227/BRTI/XII/2010 which set a new set of interconnection tariffs. The new interconnection tariffs took effect on January 1, 2011 and will be reflected in the adjustment of our RIOs. We will apply the charges in our RIOs to the interconnection agreements we have with other operators. The charges under our RIOs have been decreasing in the past few years, and we expect the downward trend to continue.

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

Activation, Billing and Collection

Prepaid cellular subscribers can purchase starter packs from our sales and distribution points or through our various independent dealers. To activate service, a new prepaid cellular subscriber must register with us by following the instructions using the interactive menu. Potential postpaid subscribers can apply for our cellular services at our sales and distribution points or through our independent dealers. Many of our independent dealers, however, can only receive new applications for postpaid cellular services, which are then forwarded to us for processing. A potential subscriber for our postpaid service is required to provide proof that such subscriber meets our minimum credit requirements. If a potential subscriber does not meet our postpaid requirements, our sales representative recommends our prepaid services. Once approved, postpaid service SIM cards are activated within 24 hours.

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

Competition

The cellular services business in Indonesia has become increasingly competitive during recent years. Competition in the cellular communications industry is based principally on network coverage, technical quality, price, the availability of data services and special features, and quality and responsiveness of customer service. Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), us and XL (which is indirectly majority-owned by Axiata Bhd. of Malaysia), accounted for almost 77% of the 2010 wireless subscriber base in Indonesia.

We also compete with others fixed wireless access service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000-1X service in the Jakarta area. Currently, Telkom offers this service nationwide. Telkom offers this service as a fixed wireless access service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the MOCIT issued a decree stating that the service area of the fixed wireless access network must be limited to an area equal to one area code of the local fixed network service. An operator of fixed wireless access service is therefore prohibited from extending its roaming services to other area codes, but CDMA operators still have the ability to achieve similar results by giving subscribers a new number when they move to other cities. In addition to TelkomFlexi, other telecommunications operators offer similar services such as Bakrie Telecom and Mobile-8, which offer their services nationwide.

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

We believe competition for 3G services will be intense as telecommunications operators begin to deploy their networks in major population centers. Currently, there are five telecommunications operators holding 3G licenses: Telkomsel, Hutchison, Natrindo, XL and us. We commenced providing wireless broadband services using our 3G platform in 2009 and, as of December 31, 2009, we offered 3G services in 50 cities nationwide.

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

MIDI Services

The products and services that we offer in this business segment include high-speed point-to-point international and domestic leased line with broadband and narrowband capacity, a high-performance packet-switching service, and Internet service, a multi layer of MPLS-based services, satellite transponder leasing for telecommunication providers and broadcaster segments, and value added services such as Disaster Recovery Center and Data Center. Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The growing emphasis on reliable data transmission and interconnectivity by our corporate customers, especially those with multiple branches or locations, presents an excellent opportunity for us. MIDI services represented Rp2,488.1 billion (US$276.7 million), or 12.7% of our total consolidated operating revenues for the year ended December 31, 2010.

	For the years ended December 31,
	2008	2009	2010
MIDI:
International High Speed Leased Circuit (’000s)	46	80	218
Domestic High Speed Leased Circuit (’000s)	129	171	251

Services

World Link, Direct Link and Domestic Link. World Link is an IPLC that provides international connection of high-speed digital data circuits on a point-to-point basis via submarine and terrestrial cables and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Direct Link is a leased line service through satellite / VSAT connections which provides high-speed digital data circuits on point-to-multipoint basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband. Domestic Link is a domestic private leased circuits service that provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. Direct Link is used for international connections and other leased line users located in areas that are not covered by terrestrial domestic networks. Our broadband Domestic Link customers in the domestic market include telecommunications providers that need dedicated domestic broadband data links, and our narrowband Domestic Link customers mostly are corporate users who use the service for their own internal use. We recorded operating revenues of Rp278.8 billion (US$31.0 million), from World Link, Direct Link and Domestic Link operations, representing 11.2% of our consolidated MIDI services operating revenues for the year ended December 31, 2010.

IP VPN. We provide both international and domestic IP VPN services through Indosat, Lintasarta, and IM2, which provide customers with multi-point connectivity for data communication through our robust IP network cloud. These services support flexibility, scalability, and accommodate complex distributed computing applications, while maintaining the quality of service, security, and reliability close to that of private leased circuit. As of December 31, 2010, Indosat’s, Lintasarta’s, and IM2 domestic IP VPN services were available in 74 major cities in Indonesia, and Indosat’s international IP VPN services have a strong presence in South East

Asia, with coverage extensions to North Asia, Europe, Japan, and the United States, in cooperation with several global service providers such as AT&T, C&W, BT, and NTT. We recorded operating revenue of Rp605.7 billion (US$67.4 million) from IP VPN operations, representing 24.3% of our consolidated MIDI services operating revenues for the year ended December 31, 2010.

MPLS and Metro Ethernet. MPLS and Metro Ethernet are domestic and international leased line services, provided through our robust Internet Protocol network cloud. MPLS is a technology platform that has an ability to provide various classes of services on an Internet Protocol network, resulting in a flexible, scalable, reliable and secure data communication link, both for point-to-point or multipoint domestic inter-city and international connections. Our MPLS-based services consist of Premium Ethernet Point to Point, Premium Ethernet Multi Point, and IP VPN; and offer line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Metro Ethernet provides high-speed domestic inner-city bandwidth connections with line port speeds of 10 Mbps, 100 Mbps and 1 Gbps and an Ethernet base with an incremental guaranteed bandwidth of nx1 Mbps.

Frame Relay and ATM. We provide both international and domestic Frame Relay and ATM services, a high-speed leased packet switch technology, primarily through Indosat and Lintasarta, supplying customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications.

We offer our various data connectivity services—World Link, Direct Link, Domestic Link, IP VPN, MPLS and Metro Ethernet, Frame Relay and ATM—to our various corporate customers, including multinational corporations, tailored to fit their specific information and telecommunications requirements, pricing parameters, speed requirements, and security concerns.

Satellite Services. We lease transponder capacity on our Palapa-D satellite, which is positioned in an orbital slot located over the Asia-Pacific region, to broadcasters and telecommunications operators. Indonesia has a large television market in which a number of privately-owned domestic broadcasters and international programmers compete with the state-owned broadcaster and many of these domestic and international broadcasters lease capacity on our satellite. We have entered into lease arrangements governing transponders on our Palapa-D satellite that vary in duration but generally terminate within two to five years of the effective date of the lease. Transponder leases may be terminated for breach of the lease agreement and, most of the leases provide that the lessee may terminate the lease with notice (generally six to 12 months) subject to the payment by the lessee of a termination fee equal to a percentage of the lease payments that would have been due had the lease not been terminated. Apart from our own use, we also lease transponder capacity on our Palapa-C2 satellite, with a maximum lease term of three years, to other telecommunications operators.

We also provide a variety of other supplementary satellite services, including occasional use for TV services, Indosat TV link, private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services. Pressure on pricing is expected to ease as a consequence of improved demand. Satellite services represented Rp136.0 billion (US$15.1 million) or 5.5% of our MIDI services operating revenues for the year ended December 31, 2010.

Internet Services. We provide Internet Network Provider Services for ISPs and Dedicated Internet Access services for end users and corporate customers. For the year ended December 31, 2010, we operated three ISPs that contributed revenues of Rp519.6 billion (US$57.8 million). IM2 provides dedicated and dial-up services, and as of December 31, 2010, it had 2,130 corporate and small-to medium-size enterprises (“SME”) subscribers and 12,756 retail subscribers. In anticipation of increased competition in the Internet business, IM2 has developed a strategy to expand its business by developing an Internet protocol backbone through potential growth areas, deploying public hotspot services, establishing customer care centers, developing its network through joint investment schemes by using hybrid fiber and coaxial technology, and improving its business processes.

Lintasarta offers its Internet subscribers “IdOLA” and “LintasartaNet” service for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. We derived 20.9% of our consolidated MIDI services operating revenues from Internet services for the year ended December 31, 2010.

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

Disaster Recovery Center (DRC) and Data Center. We provide DRC and Data Center through Indosat and Lintasarta. We offer co-location, rack, cage, power, and other supporting facilities as value added services to corporate customers. We also provide backbone or domestic leased line services from our DRC or Data Center locations to customer headquarters, as part of our total telecommunications solutions.

Customers and Marketing

Our customers for MIDI services are primarily corporate clients and SMEs, although we also have wholesale and retail customers for certain services, such as our Internet services. Our marketing activities for MIDI services include group presentations, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. In June 2010, we launched our Indosat Corporate Solutions Micro site, which aims to facilitate corporate customers obtain information about Indosat Corporate Solutions products and services and increase brand awareness of the services. Each business unit seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings with customers. Lintasarta focuses on expanding its market share in industry segments outside its core competencies in banking and finance, in light of the anticipated consolidation and restructuring of those industries in Indonesia. In addition, Lintasarta has increasingly focused its sales and marketing efforts on SMEs by repackaging its products and services for their particular needs. Lintasarta is expanding the existing geographic coverage of its products and services to address the increasing demand for telecommunications infrastructure in outlying regions as a result of Indonesian political developments, including increased regional autonomy.

We support our subscribers through local area staff, a 24-hour help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its frame relay, digital data network and VSAT services. In January 2002, we obtained ISO 9001 certification for our frame relay, digital data network and VSAT services, evidencing our commitment to customer satisfaction and continuous service quality improvement. As a result of these activities, Frontier and Marketing Magazine awarded us the “Top Brand Award” in the ISP category for the years 2005 through 2010 and the “Best Contact Center Award” for 2007, 2008 and 2009. As appreciation of our commitment to operational excellence, in June 2010, Cable and Wireless awarded Indosat as “Best Partner” in the Maintain and Achieve Operational Excellent in Asia category in the Cable and Wireless Global partner Gathering in Singapore.

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

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand for services in the areas covered by our Palapa-C2 and Palapa-D satellites. Our offshore leases average US$1.03 million per annum for a full transponder. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies.

Competition

Data communications service providers in Indonesia compete principally on the basis of price, range of services provided and customer service quality. During the last few years, competition among data communications service providers has intensified principally due to the issuance of new licenses resulting from the deregulation of the Indonesian telecommunications industry. We expect competition to continue to intensify. We believe that our major competitors are Citra Sari Makmur, Tangara Mitracom, Satkomindo and Primacom with respect to our VSAT services, and Telkom, XL, Indonesia Comnet Plus (Icon+), and Citra Sari Makmur, with respect to our domestic leased line services. In 2010, our international leased line services faced great challenges from new operators, such as Matrix and Moratel besides our main competitors, Telkom and XL. The Government declared Telkom as a dominant operator for leased circuits in 2007. As a result of this declaration, we believe Telkom will be subject to more regulatory approvals while we will be able to propose new tariffs without the requirement of Government approval.

ISPs in Indonesia compete on the basis of network quality, price and network coverage. With respect to Internet-related value-added services, we compete against Telkom and other existing ISPs, such as First Media, Biznet, CBN, Berca and Indonet. We also face significant competition from any new ISPs whose licenses are approved by the MOCIT.

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

Companies in the satellite business compete primarily on coverage, transponder power, product offerings and cost. Generally, the cost of service depends upon the combination of power and coverage. In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Our satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. We face competition from foreign and domestic service providers in each of these areas. In leasing our transponders on the Palapa-D satellite, we compete most closely in Indonesia with Telkom and PT Pasifik Satelit Nusantara (“Pasifik Satelit Nusantara”). Pasifik Satelit Nusantara also owns transponders on the Mabuhay Philippines Satellite. Telkom currently operates its own satellites (Telkom-1 and Telkom-2) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite uplinking and downlinking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, ThaiCom4, ThaiCom5, Measat-3, Measat-3a, Intelsat7, Intelsat8, Intelsat10 and Intelsat12. Measat Sdn. Bhd, which operates the Measat satellites, APT Satellite, which operates the Apstar satellites, and ThaiCom Public Company Ltd, which operates the ThaiCom satellites, also compete directly with us in the Asian regional market. Moreover, with the increasing popularity of Direct-To-Home television (“DTH”), our satellite business will face increasing competition as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia. DTH television will enable broadcasters to distribute their program content without utilizing our telecommunication network support. In addition, because of the growing popularity of DTH, we face the possible loss of customers because DTH uses a satellite platform that we do not provide.

Fixed Telecommunications Services

Our fixed telecommunication services include international and domestic long distance as well as fixed wireless access services. For the year ended December 31, 2010, we recorded operating revenues of Rp1,293.2 billion (US$143.8 million) from our fixed telecommunications services, representing 6.5% of our total consolidated operating revenues. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. For the year ended December 31, 2010, 12.4% of our fixed telecommunications services operating revenues were derived from amounts received or receivable from Telkom and other domestic operators in respect of outgoing calls, 64.4% was derived from net settlements with foreign telecommunications operators in respect of incoming calls and the remaining 23.2% was derived from fixed wireless access services, direct billing for specific services, such as from calling card and fixed-line subscribers for the same period.

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

For the year ended December 31, 2010, our revenues from international long-distance services amounted to Rp993.2 billion (US$110.5 million).

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	minutes	% change	minutes	% change	minutes	% change
	(in millions, except percentages)
Incoming paid minutes	1,582.4	23.2	1,558.5	-1.5	1,723.9	10.6
Outgoing paid minutes	474.0	59.6	502.0	5.9	463.0	-7.8
Incoming and outgoing paid minutes	2,056.4	30.0	2,060.5	0.2	2,186.9	6.1
Ratio of incoming to outgoing traffic	3.3	—	3.0	—	3.7

Note:	Starting in 2010, we count domestic interconnection traffic as part of international incoming traffic; prior to 2010, we excluded this traffic from the calculation of incoming traffic.

During 2008, 2009 and 2010, our international outgoing calls measured by paid minutes increased by 59.6%, 5.9% and decreased by 7.8%, compared to the previous year, while our international incoming calls measured by paid minutes increased by 23.2%, decreased by 1.5% and increased by 10.6% for the same period. Combined outgoing and incoming calls, also measured by paid minutes, increased 30.0%, 0.2% and 6.1% during 2008, 2009 and 2010. We believe our growth in 2010 relative to the prior year was primarily due to our aggressive business strategy of emphasizing volume-based sales. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, will continue to affect our business in the future.

Fixed Wireless Access Services. We launched our fixed wireless access services in 2004 to expand our fixed telecommunications business segment and to complement our cellular services. Using CDMA 2000 1x technology, our fixed wireless access services offer a cost-effective alternative to our cellular services to subscribers who have limited mobility requirements. As of December 31, 2010, our fixed wireless access service, “StarOne,” had a total subscriber base of 550,130 subscribers with 61,123 postpaid subscribers and 489,007 prepaid subscribers. For the year ended December 31, 2010, revenues from fixed wireless access services totaled Rp174.1 billion (US$19.4 million). On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless access in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless access license and by the end of 2007, we migrated our CDMA frequency from 1900 MHz to the new 800 MHz frequency in the greater Jakarta area. We expanded our StarOne services to 82 cities by December 2010.

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

In 2010, approximately 36.8% of our outgoing international long-distance call minutes (including calls placed through “Flatcall 01016”) originated in the greater Jakarta area, followed by Eastern Java and Bali Nusa Tenggara, which together accounted for 23.9% of our outgoing international long-distance call minutes.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

Tariff Structure, Universal Service Obligations and Pricing

Rates. Prior to 2008, the MOCIT set tariffs for fixed telecommunications services, which were based on the division of all destinations into six zones. On April 30, 2008, the MOCIT established a tariff formula for basic services on fixed networks and required operators to calculate prices using a cost-based formula, which are then submitted to the Government for approval. However, our international long-distance rates have not changed, and so we intend to continue applying international long-distance rates based on the previous regulations which base tariffs on six zones for call destinations.

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

Interconnection with Domestic Networks. Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services must terminate on one of the domestic fixed or cellular networks. The MOCIT sets interconnection tariffs for international long-distance services which traverse the domestic fixed-line and fixed wireless access networks. We have separate interconnection agreements, which reflect these tariffs, with those operators that interconnect directly with our international gateways.

Universal Service Obligations. The Government imposes a Universal Service Obligation (“USO”) tariff, which from 2005 through 2009 was 0.75% of annual gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts. In January 2009, the Government increased USO tariffs from 0.75% of annual gross revenue to 1.25% of annual gross revenue (after deducting interconnection charges and bad debts).

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

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. The MOCIT has granted operational licenses to provide IDD services to Telkom, which includes the right to use the IDD access code “007” to enter the international long-distance market, and Bakrie Telecom. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. In addition, Telkom no longer operates a monopoly for DLD services. The traditional IDD market has become even more competitive with the increased usage of VoIP technology. Our VoIP business has increased significantly from 201.9 million minutes, 442.4 million minutes, and 411.7 million minutes in 2008, 2009 and 2010, respectively.

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

We also face competition from other fixed wireless access service providers. Currently, Telkom, the largest fixed wireless access operator, offers TelkomFlexi, a CDMA 2000 1x service in Indonesia. Bakrie Telecom, which offers services in Indonesia, and Mobile-8, have also been granted new nationwide fixed wireless access services licenses, further intensifying competition in this segment.

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

Our cellular network currently operates using 10 MHz x 2 uplink and downlink of radio frequency bandwidth in the GSM 900 spectrum, 20 MHz x 2 uplink and downlink of frequency bandwidth in the DCS 1800 spectrum and 10 MHz x 2 uplink and downlink in the IMT-2000 spectrum. The following table sets forth selected information regarding the composition of our cellular network as of the dates indicated:

	As of December 31,
	2008	2009	2010
Base transceiver stations(1)	12,237	14,385	15,216
Node B Stations (3G BTS)(1)	1,425	1,968	2,892
Total BTS (including 2G and 3G)(1)	13,662	16,353	18,108
Base station controllers(1)	265	315	330
Mobile switching centers(1)	73	95	87
Radio network controllers(1)	14	20	34
Media gateways(1)	40	73	79

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

	As of December 31,
	2008	2009	2010
Base transceiver stations	12,677	14,621	15,870
Node B Stations (3G BTS)	1,485	2,183	2,834
Total BTS (including 2G and 3G)	14,162	16,804	18,704
Base station controllers	279	315	331
Mobile switching centers	73	96	92
Radio network controllers	16	21	34
Media gateways	54	80	87

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

Fixed Telecommunications Network

We have built a fixed telecommunications network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission. By the end of 2010, we offered fixed wireless access services across 82 cities in Indonesia.

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

As of December 31, 2010, we had available international bandwidth capacity of 1,998.72 Mbps for voice and 21,387.00 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80.0% of capacity to allow for increased usage during peak hours.

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

Submarine Cables. We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage and allocated capacity of our cable network, as December 31, 2010:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN-2	China, Japan, Malaysia, Philippines, Singapore, Hong Kong South Korea and Taiwan	310.00

SEA-ME-WE 3	Australia, Austria, Belgium, Brunei, Canada, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, Oman, Pakistan, Portugal, Saudi Arabia, Qatar, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Thailand, Turkey, United Arab Emirates, United States and United Kingdom	47,753.00

Jakabare	Singapore	143,860.00

China-US	China, Taiwan, South Korea and United States	1,414.00

Asia America Gateway	Singapore, Malaysia, Thailand, Vietnam, Brunei, Hong Kong, the Philippines, and United States	4,000.00

Jakabare	Java, Kalimantan, Batam (Indonesia)	118,205.00

Jakasusi	Java, Kalimantan, Sulawesi (Indonesia)	56,470.00

Jasutra	Java, Sumatera (Indonesia)	179,375.00

Jakarta—Surabaya	Java (Indonesia)	36,200.00

Total		587,587.00

To support the operations of our gateway in Surabaya, we have operated the Jakarta-Surabaya submarine fiber optic cable link since January 1997. This link enhances network reliability and improves the quality of our services in the Surabaya region.

We, along with the Telecommunications Company of Iran (“TCI”), are among more than 80 companies that have an ownership interest in, and access to capacity in the SEA-ME-WE 3 submarine cable. Our ownership interest in the SEA-ME-WE 3 submarine cable stands at approximately 3.4% while TCI’s ownership interest stands at approximately 0.3%. The SEA-ME-WE 3 submarine cable does not have any landing point in Iran. The connection to Iran is through the UAE-Iran submarine cable system that lands at Fujairah Cable Landing Station (UAE). International Satellite Circuits. As of December 31, 2010, our available data circuits through the earth station at our Jakarta gateway was 0.64 Mbps. Our satellite capacity is currently obtained principally from Intelsat and, to a lesser extent, from our Palapa-D satellite. Since December 31, 2002, we have been migrating traffic from satellite transmission to submarine cables due to higher quality, increased availability and lower costs of submarine cables.

Our fixed wireless access network currently operates using 5 MHz of radio frequency bandwidth in the 800 MHz spectrum. The following table sets forth selected information regarding our fixed wireless access network as of the dates indicated:

	As of December 31,
	2008	2009	2010
Base transceiver stations(1)	1,454	1,421	1,576
Base station controllers(1)	34	31	37
Mobile switching centers(1)	9	8	8
Media gateways(1)	17	25	29

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

	As of December 31,
	2008	2009	2010
Base transceiver stations	1,454	1,505	1,505
Base station controllers	34	34	34
Mobile switching centers	9	9	9
Media gateways	17	17	17

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

On August 31, 2009, we launched a new satellite, Palapa-D, to replace Palapa-C2 at orbital slot 113E, which will significantly increase our transponder capacity and provide wider satellite coverage. After a successful traffic transfer from Palapa-C2 to Palapa-D in early November 2009, Palapa-C2 moved to orbital slot 150.5E and operates in inclined orbit until approximately 2014 to carry our cellular backhaul. When our Palapa-D satellite became operational, we significantly increased our transponder capacity, which allowed us to meet our own satellite transponder requirements, in addition to the requirements of customers who lease transponder capacity from us. Thus, approximately 60% of our Palapa-D standard C-band transponder capacity is currently being leased to third parties while the remaining 40% is being used to meet our own requirements. We successfully transferred the source of our own satellite requirements from Palapa D to Palapa-C2, thereby making approximately 40% of Palapa-D’s standard C-band transponder capacity, in addition to Palapa-D’s 11 new extended C-band transponders, available for lease to third parties in the third quarter of 2011.

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

Fiber Optic and Microwave Terrestrial Links. Our new optical fiber backbone based on DWDM connects all provincial cities in Sumatera, Java, Kalimantan, and part of Sulawesi. The optical fiber backbone conveys cellular traffic within and between the cities at 40-60 gigabits per second and facilitates our progressive growth of Internet broadband through 3.5 HSDPA and fixed broadband wireless access. Due to capacity and technology considerations, the existing microwave terrestrial system has been shifted to cover remote spur route areas. As of December 31, 2010, we had fiber optic and microwave terrestrial links to more than 25 major cities nationwide. These links are primarily used to deliver Internet and other MIDI services to corporate customers.

In December 2010, we entered into a purchase order with Alcatel Lucent Submarine Networks to upgrade the capacity of existing JAKASUSI submarine cable system, which required us to spend approximately US$ 2.6 million in capital expenditure. The upgraded system will increase inter-island capacity from/to Jawa—Kalimantan (90 Gbps) and Kalimantan—Sulawesi (60 Gbps). The upgraded system is expected to be ready for service in July 2011.

In December 2010, we entered into a purchase order with IFactor Sdn Bhd, Malaysia to construct the JAVALI submarine cable system, a new submarine cable system which will link Jawa (East Jawa) island and Bali island and provide high capacity bandwidth, and which involved a total project cost of US$10.8 million. The JAVALI submarine cable system will be wholly-owned by us and is designed with 24 optical fiber cores (unrepeated system). The system will be initially equipped with 50 gigabits per second capacity with its ultimate capacity at 160 gigabits per second capacity per fiber pairs. The construction of this new cable system is expected to be ready for service in July 2011.

IP/MPLS Backbone and Metro Ethernet Network. As of December 31, 2010, we had completed our Metro Ethernet Network deployment project in more than 299 points of presence in Indonesia with fiber optic connectivity. Through this network, we provide virtual leased lines offering point-to-point Ethernet access, virtual private LAN service offering multipoint-to-multipoint Ethernet access and virtual private routed networks offering locally linked IP VPN and Internet. We also use our Metro Ethernet Network for backhauling our 2G and 3G cellular traffic. Dual redundant routers for IP-MPLS backbone have also been deployed in 24 cities and are connected through our fiber optic backbone. A Metro Ethernet network has also been deployed in nine major Indonesian cities to provide broadband access to the corporate market in high-rise buildings and cellular backhaul for 3.5 HSDPA service. Internet access, broadcasting service and data center connectivity are among the services used by our customers.

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

Organizational Structure

The following chart illustrates our simplified corporate structure as of December 31, 2010, including our direct and indirect equity ownership in major subsidiaries, together with the jurisdiction of incorporation or organization of each entity. A complete list of our significant subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2010 is contained in Note 1d to our consolidated financial statements included elsewhere in this annual report.

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

PT Lintas Media Danawa was established on July 28, 2008 to provide information and communication services, such as data center services, e-learning and distant learning for public education services, and content services based on Internet Protocol (e.g., IPTV, internet game and internet payment gateway).

PT Interactive Vision Media (“IVM”) was established on April 21, 2009 to engage in the Pay TV business and is currently in the process of obtaining a license to conduct such business. IM2 made the initial capital injection to IVM in March 2011 amounting to Rp4.99 billion.

Insurance

As of December 31, 2010, we carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance. During 2010, we did not have any insurance against consequential losses associated with the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 and Palapa-D satellites on terms and conditions consistent with industry practice. As of December 31, 2010, we had an insurance policy coverage with a total coverage limit of US$153.0 million, for total and partial loss of our Palapa-C2 and Palapa-D satellite.

Intellectual Property

We have registered trademarks and copyrights for our corporate name, logo and certain services with the Ministry of Law and Human Rights of Indonesia (formerly the Ministry of Justice and Human Rights of Indonesia). We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

Properties

Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements. Our most important properties are located in Jakarta (approximately 12,050 sq.m. used for international gateways and head office), Ancol (approximately 11,809 sq.m. used as a cable station and switching center), Tanjung Pakis, Karawang (approximately 1,850 sq.m. used as a cable station), Daan Mogot (approximately 134,925 sq.m. used as a satellite earth station complex), Jatiluhur (approximately 135,800 sq.m. used as a satellite earth station complex), Medan (approximately 9,780 sq.m. used for international gateways), Pantai Cermin (approximately 68,228 sq.m. used as an earth station and a cable station), Batam Sekupang (approximately 19,989 sq.m. used for international gateways and an earth station), Tanjung Bemban (approximately 3,500 sq.m. used as a cable station), Surabaya (approximately 10,565 sq.m. used as a regional office) and Banyu Urip-Gresik (approximately 125,344 sq.m. used as an earth station, for international gateways and as a cable station), Takisung—Banjarmasin (approximately 1,000 sq.m. used as a cable station), Aeng Batu-batu-Makasar (approximately 2,000 sq.m. used as a cable station) and Sei Kakap Pontianak (approximately 5,394 sq.m. used as a cable station). Except for our property in Daan Mogot, which we lease from Telkom, we hold registered land rights to some of our properties, the initial periods of which are for approximately years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3000 3001, 3869 999 Fax: (62-21) 3000 3754, 3000 3757

Jabotabek & West Java Region Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

Jakarta Area Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

Bogor Tangerang Bekasi Area Office	Jl. Veteran No. 40 Bekasi selatan 17141, Indonesia Tel: (62-21) 3017 7075, 3017 7076 Fax: (62-21) 3000 0811

West Java Area Office	Jl. Asia Afrika No. 141-147 Bandung 40112, Indonesia Tel: (62-22) 3000 0900 Fax: (62-22)3000 5702

Sumatera Region Office	Komplek Nagoya Gateway Blok E No. 1 Jl. Raden Patah - Baloi Batam , Indonesia Tel: (62-778) 6000 815 Fax: (62-778) 6000 855

Northern Sumatera Area Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4531 031

Southern Sumatera Area Office	J1. Angkatan 45 No. 222 Palembang 30137, Indonesia Tel: (62-711) 605 9999 Fax: (62-711) 605 9966, 605 9977

Central Java, East Java & Bali Nusra Region Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 6000 6001 Fax: (62-31) 5456 001, 5464 392

Central Java Area Office	Jl. Pandanaran No. 131 Semarang 50134, Indonesia Tel: (62-24) 3300 2000 Fax: (62-24) 3300 1001

East Java Area Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 6000 6001 Fax: (62-31) 5456 001, 5464 392

Bali Nusra Area Office	Jl. Raya Bay Pass Ngurah Rai No. 88 Kuta Bali 80361, Bali, Indonesia Tel: (62-361) 300 5000 Fax: (62-361) 300 5005

Kalimantan & Sulampapua Region Office	Jl. MT Haryono No. 69 Balikpapan 76114, Indonesia Tel: (62-542) 741 001, 3030 001 Fax: (62-542) 7514 001, 7206 750

Kalimantan Area Office	Jl. MT Haryono No. 69 Balikpapan 76114, Indonesia Tel: (62-542) 741 001, 3030 001 Fax: (62-542) 7514 001, 7206 750

Sulampapua Area Office	Jl. Slamet Riyadi No. 4 Makassar 90111, Indonesia Tel: (62-411) 326 808 Fax: (62-411) 326 828

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

Indonesia had an estimated population of approximately 229.96 million people as of 2009, ranking it the fourth most-populated country in the world based on International Telecommunications Union estimates. Indonesia’s gross domestic product, or GDP, has grown significantly from US$257.6 billion in 2004 to US$540.3 billion in 2009 in current U.S. dollars according to the World Bank, which represents a growth rate of 4.5%. This growth rate compares favorably against the approximately -2.2% and approximately -1.7% GDP growth experienced by Thailand and Malaysia, respectively, during the same period. According to the World Bank, GDP per capita at purchasing power parity has also increased from US$3,004.9 in 2003 to US$4,205 in 2008.

The Government, through the MOCIT, has extensive regulatory authority and supervisory control over the telecommunications sector. While the Government has historically maintained a monopoly over telecommunications services in Indonesia, recent reforms, the majority of which came into effect on September 8, 2000, have attempted to create a regulatory framework to promote competition and accelerate infrastructure investment in telecommunications facilities.

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

Although cellular penetration is low relative to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 28.7 % in 2006 to approximately 69.3% in 2009, a compound annual growth rate of 42.4%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2009, the number of fixed lines, including fixed wireless access, was approximately 33.9 million, representing a fixed-line penetration of 14.8%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2009:

	For the year ended December 31, 2009
	Population(1)	Fixed-line penetration(1)	Cellular penetration(1)(2)	GDP per capita
	(millions)			(US$)(3)
Hong Kong	7.02	60.9%	179.4%	45,277
Singapore	4.74	40.6%	145.1%	50,705
South Korea	48.33	53.7%	100.7%	27,168
Malaysia	27.47	17.6%	109.7%	13,982
Thailand	67.76	10.6%	97.3%	8,004
Philippines	91.98	7.4%	100.3%	3,546
China	1,345.75	23.3%	55.5%	6,838
India	1,198.00	3.1%	43.8%	3,275
Indonesia	229.96	14.8%	69.3%	4,205

(1)	Source: International Telecommunications Union World Telecommunication / ICT Indicators Database & World Bank estimates, ICT Statistics 2009.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the population.
(3)	Source: World Bank 2009.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 63.8 million as of December 31, 2006 to approximately 159.2 million as of December 31, 2009, representing an increase in cellular penetration from approximately 28.7% to approximately 69.3%. Despite this rapid growth rate, the cellular penetration rate of 69.3% as of December 31, 2009, is relatively low compared to other countries in the region.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2006	2007	2008	2009	Compound Annual Growth Rate 2006 – 2009
	(in millions, except percentages)
Indonesian population(1)	222	225	227	229.96	1.20%
Cellular subscribers(1)	64	93	141	159.2	44.22%
Cellular penetration(2)	28.7%	41.6%	61.8%	69.3%	42.40%

(1)	Source: International Telecommunications Union World Telecommunication / ICT Indicators Database ICT Statistics 2009, excluding fixed wireless access services.
(2)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and XL. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless access services licenses using CDMA technology to Telkom, Indosat, and Bakrie Telecom. As of December 31, 2010, these nationwide GSM operators collectively held almost 90.8% share of the Indonesian wireless market based upon our estimates. As of December 31, 2010, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 94.0 million cellular subscribers and approximately more than 49.4% GSM market share. We were the second largest cellular provider with approximately 44.3 million cellular subscribers and approximately 21.0% GSM market share as of the same date. XL, the third-largest provider, had approximately 40.4 million cellular subscribers and an approximately 20.4% GSM market share as of the same date. Fixed wireless access service is dominated by Telkom under the brand Flexi with 16.8 million subscribers, as reported in Telkom’s press release as of December 31, 2010. The second largest provider is Bakrie Telecom under the brand Esia with 21.1 million subscribers, as reported in Bakrie Telecom’s Full Year 2009 report. Our fixed wireless access is 0.6 million subscribers under the brand StarOne. There are other smaller players in Indonesian wireless market, such as HCPT, NTS, Mobile-8, Smart Telecom and STI.

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

International Long-Distance Market

International long-distance providers in Indonesia generate revenues from both inbound and outbound international long-distance traffic. The three international long-distance service providers are Telkom, which offers its “007” service, Bakrietel with its “009” IDD access code and us with our “001” and “008” access codes. Outgoing tariffs are based on rates set by the MOCIT while incoming tariffs are settled at the applicable accounting rates. Outgoing traffic is generated by fixed-line and mobile subscribers and delivered to the three international service providers directly through international gateways or indirectly through Telkom’s PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom’s PSTN network through which it is ultimately switched to its intended destination.

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

Industry Trends

We believe that the trends driving the telecommunications industry in Indonesia include:

Wireless Services

•

Continued growth in wireless telecommunications. We expect that the wireless telecommunications industry and demand for wireless telecommunications services will continue to grow at a steady rate of around 9% as Indonesia develops and modernizes. A significant amount of this growth will still come from the “traditional core” markets.

•	In addition to the growth in core markets, there are sizable emerging segments of strong growth, primarily in consumer broadband and mobile towers.

•

It took a century to connect one billion places with phone lines but less than 30 years to connect five billion people with mobiles, and it is expected that up to 50 billion objects will be connected in the next 20 years or less. This is an easy way to compare the penetration between wireless and wireline.

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

•

Today, there are multiple mobile operators and many companies are aggressively pushing for subscribers and traffic to quickly gain scale and earn market share. We expect consolidation to continue, especially beyond the three large players (Telkomsel, Indosat, XL). One of the major threats to the market is further price deterioration. Service offering and innovation will become the major driver in the competition.

International Long-Distance Services

•

Increased competition in international long-distance services. We expect further governmental deregulation and service quality improvements for VoIP services to increase competition for international long-distance services.

•

Moderate growth in call volumes. We believe continued domestic economic growth and increase in cellular voice usage will stimulate incremental volume growth for international long-distance services. In addition, the growth of VoIP services is also expected to increase demand for international long-distance services.

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

•

Increasing demand for broadband services for both fixed and wireless. We believe the expected increase in customer preference and demand for high-speed Internet access will stimulate growth of domestic broadband service.

Regulation of the Indonesian Telecommunications Industry

The Government of the Republic of Indonesia, through the MOCIT, exercises both regulatory authority and control and implements policies that govern the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws as well as government, ministerial and directorate general regulations that are promulgated from time to time. Prior to March 1998, the Ministry of Tourism, Post and Telecommunications regulated the telecommunications industry in Indonesia. Following the 1999 general elections and a change of government in 2001, the Ministry of Communication assumed responsibility for regulating the telecommunications industry. In February 2005, the authority to regulate the telecommunications industry was transferred from the Ministry of Communication to the MOCIT.

Through the MOCIT, the Government regulates telecommunications network operations and the provision of telecommunications services. In addition, the MOCIT regulates the radio frequency spectrum allocation for all telecommunications operators, each of whom must be licensed by the DGPT in order to utilize the radio frequency spectrum. In addition to radio frequency spectrum fees, the Government requires all telecommunications operators to pay a concession license fee equal to 0.5% of gross revenues, less interconnection expenses and provisions for bad debt, for each fiscal year, payable in equal quarterly installments.

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

Government Regulation No. 52/2000 on Telecommunications Operations (the “Telecommunications Operations Regulation”) and Government Regulation No. 53/2000 on Radio Frequency Spectrum and Satellite Orbits, were the initial implementing regulations of the Telecommunications Law. The Ministry of Communication also promulgated various decrees, including (i) Ministry of Communication Decree No. KM 20 Year 2001, which was replaced by MOCIT Decree No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operation (the “Telecommunications Network Regulation”), (ii) Ministry of Communication Decree No. KM 21 Year 2001, which was amended by MOCIT Decree No. 31/PER/M.KOMINFO/09/2008 on Telecommunications Services Operation (the “Telecommunications Services Regulation”), and (iii) Ministry of Communication Decree No. KM 31 TAHUN 2003, which was revoked by MOCIT Decree No. 36/PER/M.KOMINFO/2008 and amended by MOCIT Decree No. 31/PER/M.KOMINFO/8/2009 on the Establishment of an Indonesian Telecommunications Regulatory Body (the “Telecommunications Regulatory Body Regulation”).

On July 11, 2003, the Ministry of Communication promulgated the Telecommunications Regulatory Body Regulation, pursuant to which it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the BRTI, while maintaining the authority to formulate policies for the industry. The BRTI, which first convened in January 2004, consists of seven members, including a chair position held by the DGPT, from the DGPT and the Telecommunications Regulatory Committee. Members of the Telecommunications Regulatory Committee are appointed by the MOCIT. All members of the Telecommunications Regulatory Committee must: (i) be Indonesian citizens; (ii) have professional expertise in telecommunications, information technology, economics, law or any social science; (iii) not have any interests in any of the telecommunications operators; and (iv) not serve as a director, commissioner or employee of any of the telecommunications operators.

Ministry of Communications Decree No. KM 67 of 2003 governs the relationship between the Ministry of Communications (and subsequently, MOCIT) and the BRTI. As part of its regulatory function, BRTI is authorized to (i) carry out licensing for telecommunications networks and services in accordance with the MOCIT’s policies and (ii) propose to the MOCIT operational performance, service quality, interconnection charges and equipment standards for telecommunications networks and services. The BRTI is authorized to monitor and required to report to the MOCIT on (i) the implementation of such operation performance standards; (ii) competition among network and service operators; and (iii) compliance with the standards of utilization of telecommunication equipment. As part of its controlling function, the BRTI is also required to report to the MOCIT regarding (i) progress of any dispute resolution among network and service operators; (ii) the control of the use of telecommunications equipment and (iii) the implementation of service quality standards.

Classification of Telecommunications Providers

The Telecommunications Law classifies telecommunications providers into (i) network operators, (ii) services providers and (iii) special providers. Network operators are further classified as (i) fixed telecommunications network operators and (ii) mobile telecommunications network operators. Under the Telecommunications Law, licenses are required for each category of telecommunications operators. A telecommunications network operator is licensed to own and/or operate a telecommunications network. By contrast, a telecommunications service provider license allows a service provider to provide services, but does not require such provider to own a network. Special telecommunications licenses are required for providers of private telecommunications services or for purposes relating to broadcasting and national security interests. The Telecommunications Network Regulation provides that telecommunications network operating licenses must be issued by the MOCIT. The Telecommunications Services Regulation differentiates the basic telephony service operating license to be issued by the MOCIT from the other value-added telephony and some multimedia service operating licenses issued by the DGPT.

Termination of Exclusivity Rights

In 1995, Telkom was granted a monopoly to provide local fixed-line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo (which has subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law and MOCIT Decree No. 21 (2001), the Government terminated the exclusive rights of Telkom and the duopoly rights of Indosat and Satelindo. The Government instead adopted a duopoly policy with Telkom and us competing as full network and service providers.

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

In an attempt to liberalize DLD services, the Government issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the MOCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively expand to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, MOCIT promulgated regulation No. 43/P/M.KOMINFO/12/2007, which delayed the implementation of the DLD access code until April 3, 2008 and also set forth a schedule on implementing “01X” long distance access. In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services. In April 2008, these access codes were implemented in Balikpapan. Balikpapan residents are able to choose from options “0”, “01016” or “01017” to connect their long distance calls. Whether the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board of Indosat and Telkom’s fixed phone service customers .

Tariff for Fixed and Cellular Services

The MOCIT is responsible for setting and adjusting tariff formulas. In 2006, the MOCIT promulgated a number of ministerial decrees/regulations, such as (i) No. 8/Per/ M.KOMINF /02/2006 on cost-based interconnection, (ii) No. 2/ PER/M.KOMINFO/1/2006, No. 4/PER/M.KOMINFO/1/2006, No. 7/PER/M.KOMINFO/2/2006, and No. 19/PER/M.KOMINFO/3/2006 on 3G Service Provision, (iii) No. 5/PER/M.KOMINFO/1/2006 on Telecommunication Kiosk, (iv) No. 09/PER/M.KOMINF/02/2006, which was replaced by No. 15/PER/M.KOMINFO/4/2008 on Fixed Telecommunications Tariff, (v) No. 11/Per/M.KOMINF/02/2006 on Lawful Interception, (vi) No. 12 Per/M.KOMINF/02/2006, which was replaced by MOCIT Regulation No. 09/PER/M.KOMINFO/09/2008 on Cellular Tariffs, and (vii) MOCIT Decision No. 102/ Kep/M.Kominfo/10/2006 on Indosat 2G and 3G Cellular Network License, as amended by

MOCIT Decree No. 181/2006 on Migration of FWA Network to 800MHz Allocated Frequency. In 2007, the MOCIT promulgated new ministerial decrees, including No. 162/2007 on the 800 MHz radio frequency channel allocation for operating FWA-CDMA and cellular networks (amendment of MOCIT decree No. 181/2006), MOCIT Regulation No. 05/PER/M.KOMINFO/2/2007 on Guidance For Tariff Implementation on USO Contributions, No. 03/PER/M.KOMINFO/1/2007 on Leased Circuits, No. 11/PER/M.KOMINFO/4/2007 (now No. 38/2007) on the implementation of infrastructure development using USO funds and MOCIT Regulation No. 43/P/M.KOMINFO/12/2007 on changes to all four FTPs (Fundamental Technical Plans)—2000, which delayed the date of implementation of the long distance access code in Balikpapan to April 3, 2008. In April 2008, the MOCIT promulgated ministerial regulation No. 9/PER/M.KOMINFO/04/2008 on tariff determination for cellular services, which determines the type and structure of cellular retail tariffs based on a formula, and No. 15/PER/M.KOMINFO/04/2008 on tariff determination for basic telephony services through fixed networks. The tariff covers basic telephony, roaming and multimedia services. The tariff for basic telephony services includes activation fees, monthly fees, usage fees and value-added service fees. Ceiling tariffs for retail cellular services differ between operators due to the use of different calculation methods. Based on the new regulation, the tariff value of basic telephony services through fixed networks and SMS as an additional facility must be calculated by the operator using a cost-based formula with the calculation results stated as ceiling tariffs. The Government is expected to change the fixed telecommunications tariff formulations in the near future. The Government regulates the tariff formulations for Leased Circuit businesses through MOCIT Regulation No. 03/PER/M.KOMINFO/1/2007.

Consumer Protection

Under the Telecommunications Law, each operator must meet certain service levels. In the event of losses caused by a telecommunication operator’s fault or negligence, the aggrieved party may file claims for damages against the telecommunications operator.

MOCIT Regulations on service level standards can be found in: (i) MOCIT Regulation No. 11/PER/M.KOMINFO/09/2008 dated April 21, 2008 on the Service Level for Basic Telephony Service in Local Fixed Network, (ii) MOCIT Regulation No. 12/PER/M.KOMINFO/09/2008 dated April 21, 2008 on the Service Level for Basic Telephony Service in the Cellular Mobile Network, and (iii) MOCIT Regulation No. 13/PER/M.KOMINFO/4/2008 on the Service Level for Basic Telephony Service in Fixed Networks with Limited Mobility.

Public Telephone

Based on our fixed telecommunications license for basic telephony service, we have an obligation to provide public telephone lines consisting of 3.0% of the installed network capacity for fixed telecommunications networks that we build.

Universal Service Obligations

Under the Telecommunications Law, all telecommunications network and service operators are bound by Universal Service Obligations (“USO”), which require participation by all operators in the provision of telecommunications facilities and infrastructure in MOCIT USO-designated areas. The USO is a measure intended to provide telecommunication access and/or services to areas that previously lacked access or service.

Through Government Regulation No. 28/2005 and MOCIT Regulation No. 15 PER/M.KOMINFO/9/2005, the Government announced regulations establishing the mechanism for USO payments and changing the USO tariff from Rp750 for each successful international outgoing or incoming call to 0.75% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts. By Government Regulation No. 7/2009, the Government increased this USO tariff from 0.75% to 1.25%.

In March 2004, the MOCIT promulgated Decree No. KM 34 year 2004, which included specifications for USO implementation program zones, technical requirements, operation, financing and monitoring (“KM 34/2004”). KM 34/2004 has been replaced with MOCIT Regulation No. 11/PER/M.KOMINFO/4/2007, which, in turn, has been amended by MOCIT Regulation No. 38/PER/M.KOMINFO/09/2007, which regulates the procedure for utilizing USO funds to develop network and telecommunication services in areas with no telecommunication network. In 2008, the Government promulgated MOCIT Regulation No. 32/PER/M.KOMINFO/10/2008 (as amended by MOCIT Regulation No. 03/PER/M.KOMINFO/02/2010), which replaced MOCIT Regulation No. 11/PER/M.KOMINFO/4/2007. According to this decree, a telecommunication network provider which has won tender to provide telecommunication services in areas with no telecommunication network (a “USO Zone”) will use the funds collected through the USO tariff to provide telecommunication access and services, including telephony service, SMS and internet access. While providing such telecommunication service in USO Zones, a telecommunications provider has the right to: (i) use technology, (ii) enter into interconnection arrangement with other telecommunication providers, and (iii) use a frequency spectrum of 2.390-2.400 MHz.

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

On February 8, 2006, through MOCIT Regulation No. 8/PER/M.KOMINFO/02/2006, the Government issued new interconnection provisions setting out a cost-based interconnection regime, which replaced the previous revenue-sharing interconnection regime. As required under this regulation, the Government set a formula as guidance for calculating the interconnection cost for every operator. The results of the calculation are evaluated and used by the Government as a reference point.

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

Fee Regime

Under the Telecommunications Law, in conjunction with other regulations, each telecommunications operator is required to pay the Government a license concession fee, a frequency fee and a satellite orbit fee, as applicable. The concession license fee for each telecommunications operator is approximately 0.5% of gross revenues, consisting of revenues from leasing of networks, interconnection charges, activation of new customers, usage charges, roaming charges and SIM card charges. In addition to these fees, the Government requires all telecommunications operators to pay a USO tariff equal to 1.25% of gross revenues less interconnection expenses and provisions for bad debt for each fiscal year, payable in equal quarterly installments. The frequency fee for CDMA 800 MHz, GSM 900 MHz, DCS 1800 MHz and 3G 2100 MHz is based on its bandwidth allocated frequency. In addition, certain users must pre-pay a one-time satellite orbital connection fee while their satellites are in operation.

Prepaid Cellular Subscriber Registration

On October 28, 2005, the Government began requiring telecommunications operators to register prepaid cellular subscribers. The regulations specified that such registration process must be completed no later than April 28, 2006, which deadline was later extended to September 28, 2006. We instituted procedures in order to complete the required registration at the initial point of sale and finalized the mandatory registrations by the deadline through the cancellation of 1.3 million unregistered accounts. As stated in MOCIT Regulation No. 23//M.KOMINFO/10/2005 on Registration of Telecommunication Service Customers, all operators have an ongoing duty to register their new prepaid cellular subscribers.

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the in-orbit placement and operation of our satellites are subject to registration with the Radio Regulation Bureau. Following the World Radiocommunication Conference, which took place from October 22, 2007 to November 16, 2007, some of Indonesia’s satellite characteristics at orbital slots 113E and 150.5E have been reinstated by the International Telecommunication Union. To facilitate utilization of the 150.5E orbital slot, the DGPT promulgated Decree No. 79/DIRJEN/2009 on March 12, 2009, which created a working group consisting of the DGPT, Telkom and us. In conjunction, on March 16, 2009, the MOCIT issued Letter No. 110/M. KOMINFO/03/2009 agreeing to work with us and Telkom to facilitate prompt utilization of the orbital slot.

Frequency of Fixed Wireless Access-CDMA

Through MOCIT Decree No. 181/2006, the Government reallocated 800 MHz frequency to FWA operators as part of a frequency clearance for 3G services (IMT-2000) to Bakrie Telecom, Telkom, Mobile-8, and us. We had previously been granted 5 MHz in uplink and downlink in the following frequencies: uplink frequency 1880-1885 MHz and downlink 1960-1965 MHz in Jakarta, Banten and West Java and uplink and downlink frequency 830-835 MHz and downlink 875-880 MHz in other parts of Indonesia. According to the new regulation, we have been granted 2x1.23 MHz in frequency (uplink 842.055-843.285 MHz and downlink 887.055-888.285 MHz) in Jakarta, Banten and West Java and (uplink 843.285-844.515 MHz and downlink 888.285-889.515) nationwide. The migration of the frequency was successfully implemented as of December 31, 2007.

Tower Sharing Obligation

On March 17, 2008, the MOCIT issued MOCIT Regulation No. 02/PER/M. KOMINFO/3/2008 on the Guidelines on Construction and Utilization of Sharing Telecommunication Towers (“Tower Decree”). Under the Tower Decree, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and location at which telecommunications towers can be constructed. In addition, telecommunications providers that own telecommunication towers and tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers (other than the tower used for its main network), without any discrimination.

Moreover, on March 30, 2009 the Minister of Home Affairs, the Minister of Public Works, the MOCIT and the Head of the Indonesia Investment Coordinating Board promulgated the Joint Regulation No. 19/PER/M. KOMINFO/03/2009 on the Guidelines on Construction and Utilization of Sharing Telecommunication

Towers. (the “Joint Regulation”) requires a tower construction permit for every tower built and used for telecommunications services demonstrating compliance with certain technical specifications. However, through the enactment of this Joint Regulation, the Tower Decree prevails as long as any provision contemplated therein is not contrary with the provisions regulated under the Joint Regulation.

Other than the Joint Regulation and the Tower Decree, several regional authorities have implemented regulations limiting the number and location of telecommunication towers and require operators to share in the utilization of telecommunications towers.

On September 9, 2009, parliament passed Act No. 28 Year 2009 regarding local and regional taxes which took effect on January 1, 2010 and which imposes a new kind of tax that may add regulatory costs to the operation of our towers. The new tax is limited to a maximum of 2% of the tax object’s selling value, which refers to the resale value of the tower determined by the relevant tax authorities. The implementation of the new tax will be largely influenced by regional government policies.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto as of December 31, 2008, 2009 and 2010. The audited consolidated financial statements have been prepared in accordance with IFRS. Certain amounts (including percentage amounts) have been rounded for convenience. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information—Risk Factors” and elsewhere in this report.

A. OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2010, we were the second-largest cellular operator in Indonesia in terms of number of cellular subscribers. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

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

We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 44.3 million subscribers (including wireless broadband subscribers) as of December 31, 2010.

In 2009, we implemented a strategy to minimize lower-value “calling card” type subscribers, whom we believed were short-term subscribers and were not likely to recharge their SIM cards. Pursuant to this strategy, we identified the prepaid subscribers who did not reload their starter packs after we significantly reduced the benefits (such as activation bonuses and on-net preloads) available to such subscribers. We believe this strategy contributed significantly to the decline in our subscriber base during 2009. Due to such strategy, during the first nine months of 2009, we removed 6.8 million such subscribers. Our total subscribers declined by approximately 9.7% from December 31, 2008, but our cellular operating revenues declined by only 0.9% for the year ended December 31, 2009 compared to the same period in 2008. Starting in the third quarter of 2009, we began seeing signs of stabilization in our subscriber base and we added 4.4 million subscribers, net of subscriber disconnections, in the fourth quarter of 2009. Our total subscribers increased by approximately 34.3%, from 33.0 million in 2009 to 44.3 million in 2010.

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

Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel, us and XL, accounted for almost 77% of the wireless subscriber base in Indonesia in 2010. We compete with Telkomsel and XL primarily on the basis of network coverage, quality or service and price. We believe that the size of our subscriber base provides us with a significant competitive advantage over the smaller cellular providers, since we have a larger base of “on net” subscribers and we are able to provide more attractive pricing for on net calls, since we do not pay any interconnection charges to third parties.

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

Tariff and Pricing Levels

Under existing regulations, the MOCIT establishes a tariff formula that determines the amounts that operators may charge for cellular and fixed telecommunications services. However, the MOCIT allows cellular and fixed telecommunications operators, including us, to offer promotional packages that offer prices lower than the ceiling tariff determined in accordance with the tariff formula. We currently price our cellular services under a variety of ongoing promotional programs intended to attract new subscribers, stimulate demand and improve our competitive position. Any changes in our pricing structure, either as a result of Government tariff policies or in response to competition, could affect our revenues, operating results and financial condition.

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

Capital Expenditures

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. In order to address the demand associated with the substantial increase in subscribers and in network usage during 2008 through 2010, we had to substantially increase our capital expenditures, in particular to expand the capacity of our network. For the years ended December 31, 2008, 2009 and 2010, our actual consolidated capital expenditures totaled Rp12,341.9 billion, Rp11,584.5 billion and Rp5,515.0 billion (US$613.4 million), respectively. During 2011, we intend to allocate US$794.5 million for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2011 for capital expenditure commitments in prior periods, will result in approximately US$1,053.8 million total actual capital expenditures for 2011, which we intend to use for the development of fixed assets in our cellular, fixed data and fixed telecommunications business lines. See “—Capital Expenditures.”

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. We expect to continue to finance our capital expenditures through such sources. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2011, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

In addition, unexpected changes in technology, demand for increased network capacity from our subscribers and responses to the operations and product innovation of our competitors may require us to increase our capital expenditures, which could affect our revenues, operating results and financial condition.

Foreign Exchange Volatility

The Indonesian rupiah has appreciated considerably over the last decade from its low point of approximately Rp17,000 per U.S. dollar during the Asian financial crisis. During the period between January 1, 2008 through December 31, 2010, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp8,888 per U.S. dollar, and, during the year 2010, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp9,413 per U.S. dollar to a high of Rp8,888 per U.S. dollar. The prevailing Bank Indonesia exchange rate was Rp8,991per U.S. dollar on December 31, 2010. While a substantial portion of our operating revenues is denominated in Indonesian rupiah, a portion of our operating revenues is U.S. dollar-denominated. In addition, a substantial portion of our borrowings, capital expenditures and operating expenses, including interest payments on our Guaranteed Notes due 2020 and ING/DBS Syndicated Loan Facility, are

denominated in currencies other than Indonesian rupiah, principally the U.S. dollar. As of December 31, 2010, 43.4% of our borrowings were denominated in Indonesian rupiah, with the balance in U.S. dollars. A depreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, the Indonesia rupiah value of expenses payable in U.S. dollars will increase by the same factor, thereby requiring us to convert more Indonesian rupiah to pay our U.S. dollar obligations. Conversely, an appreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, it causes a decrease in revenue from foreign carriers for inbound international calls, roaming by foreign carriers’ subscribers in Indonesia and operating revenues from our MIDI services and satellite operations. For the year ended December 31, 2008, we recorded a loss on foreign exchange-net of Rp885.7 billion; for the year ended December 31, 2009, we recorded a gain on foreign exchange-net of Rp1,656.4 billion; and for the year ended December 31, 2010, we recorded a gain on foreign exchange-net of Rp492.4 billion.

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

Overview of Operations

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI and fixed telecommunications (principally international long-distance) services. The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the years ended December 31,
	2008 (Restated)		2009 (Restated)		2010
	Rp	%	Rp	%	Rp	%
	(Rp in billions, except percentages)
Cellular services	14,460.8	75.3	14,331.3	76.0	15,867.1	80.8
MIDI services	2,733.4	14.2	2,712.6	14.4	2,488.1	12.7
Fixed telecommunications	2,021.8	10.5	1,803.0	9.6	1,293.2	6.5

Total operating revenues	19,216.0	100.0	18,846.9	100.0	19,648.4	100.0

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

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the years ended December 31,
	2008 (Restated)		2009 (Restated)			2010
	Rp.	%	Rp.	%	Rp.	US$	%
	(Rp. in billions, US$ in millions, except percentages)
Usage charges	8,492.8	58.7	7,085.7	49.4	7,944.0	883.6	50.1
Value-added services	5,052.6	35.0	5,999.0	41.9	7,039.2	782.9	44.4
Interconnection revenues	1,833.8	12.6	1,709.2	11.9	1,252.7	139.3	7.9
Tower leasing	—	—	62.4	0.4	252.0	28.0	1.6
Monthly subscription charges	66.3	0.5	184.2	1.3	200.5	22.3	1.3
Sale of Blackberry handsets and modems	82.5	0.6	206.5	1.4	35.0	3.9	0.2
Others	136.2	0.9	171.4	1.2	177.3	19.7	1.1
Up front discount and customer loyalty program	(1,203.4)	-8.3	(1,087.1)	-7.5	(1,033.6)	-114.9	-6.6

Total cellular services operating revenues	14,460.8	100.0%	14,331.3	100.0%	15,867.1	1,764.8	100.0%

A substantial proportion of our cellular subscribers, approximately 97.5% as of December 31, 2010, are prepaid subscribers. We offer a variety of value-added services to our prepaid subscribers, which have increased cellular services operating revenues from value-added services, particularly SMS and value-added SMS, which allows subscribers to access a variety of information, such as politics, sports and business news. Revenues from value-added services (including SMS) represented 35.0%, 41.9% and 44.4% of our cellular services operating revenues for the years ended December 31, 2008, 2009 and 2010, respectively. We expect the revenues derived from SMS and other value-added services to continue to increase, which we believe will be primarily driven by our wireless broadband services, the popularity of social networking sites and the development of other popular online content.

We recognize cellular revenues as follows:

•	cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through our cellular network;

•	for post-paid subscribers, monthly service fees are recognized as the service is rendered;

•

for prepaid subscribers, the activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as deferred revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime;

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

MIDI Services. Our MIDI services operating revenues consist primarily of revenues from (i) Internet services provided by us, Indosat Mega Media (“IM2”) and PT Aplikanusa Lintasarta (“Lintasarta”), (ii) IP VPN services, high-speed leased lines and frame relay services provided by us and Lintasarta, (iii) digital data network services provided by Lintasarta, (iv) satellite services, and (v) World link and Direct link.

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

Fixed Telecommunications Services. Fixed telecommunications services include international long-distance, fixed wireless access services, and fixed line services. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 76.8% of our operating revenues from fixed telecommunications services for the year ended December 31, 2010, and fixed wireless access and fixed line services represented the balance.

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

Fixed Wireless Access Services. As of December 31, 2010, we had 550,130 fixed wireless access subscribers in 82 cities in Indonesia. By the end of 2010, we expanded our fixed wireless access services to several additional cities in order to create capacity for approximately four million fixed wireless access subscribers. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

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

Operating Expenses

Our principal operating expenses include cost of services, depreciation and amortization, personnel expenses, marketing expenses and general and administration expenses.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Indonesian rupiah. Such expenses may include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Costs of Services. Costs of services expenses include interconnection expenses, radio frequency fee, maintenance, utilities, rents, leased circuits, the cost of SIM cards and pulse reload vouchers, USO, Blackberry access fee, installation and concession fee.

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

Personnel. Personnel expense primarily include salaries, incentives and other employee benefits, bonuses, employee income tax, post-retirement healthcare benefits, medical expense and outsourcing.

General and Administration. General and administration expenses primarily include rent, professional fees, utilities, provision for impairment of receivables, transportation and office.

Other Income (Expense)

The major components of our other income (expense) are interest income, gain (loss) on foreign exchange—net, financing cost, gain (loss) on change in the fair value of derivatives—net. Foreign exchange gain or loss has typically been affected by the amount of non-Indonesian rupiah-denominated debt outstanding, accounts receivable from overseas international carriers and non-Indonesian rupiah-denominated cash and cash equivalents. We currently hedge a portion of our ING/DBS Syndicated Loan Facility. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.” Financing cost includes interest on loans, bank charges and loss on redemption of our Guaranteed Notes due 2010 and 2012.

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

Net Income

Our net income for the years ended December 31, 2008, 2009 and 2010 is not necessarily commensurate to our operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our net income over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange net, and gain or loss on change in the fair value of derivatives net.

Results of Operations

The following table sets forth selected comprehensive income data expressed as a percentage of total operating revenues for the periods indicated:

	For the years ended December 31,
	2008 (Restated)	2009 (Restated)	2010
Operating revenues:
Cellular	75.3%	76.0%	80.8%
MIDI	14.2%	14.4%	12.7%
Fixed telecommunications	10.5%	9.6%	6.5%

Total operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Cost of services	34.5%	37.6%	36.2%
Depreciation and amortization	23.8%	29.6%	31.4%
Personnel	8.5%	7.7%	7.2%
Marketing	4.8%	4.3%	4.0%
General and administration	3.8%	3.7%	3.3%

Total operating expenses	75.4%	82.9%	82.1%

Net Profit:
Operating income	24.6%	17.1%	17.9%
Other expense-net	(11.3)%	(3.6)%	(11.2)%
Profit before income tax	13.3%	13.5%	6.7%
Income tax expense-net	(2.6)%	(4.2)%	(2.1)%
Profit attributable to Owners of the Company	10.6%	9.0%	4.2%
Profit attributable to Non-controlling interest	0.1%	0.3%	0.4%

The following table sets forth our operating revenues from our various business segments for the periods indicated:

	For the years ended December 31,
	2008 (Restated)		2009 (Restated)		2010
	Rp		Rp		Rp	US$
	(Rp in billions, US$ in millions, except percentages)
Cellular Services
Usage charges	8,492.8	58.7%	7,085.7	49.4%	7,944.0	883.6	50.1%
Value-added services	5,052.6	35.0%	5,999.0	41.9%	7,039.2	782.9	44.4%
Interconnection revenues	1,833.8	12.6%	1,709.2	11.9%	1,252.7	139.3	7.9%
Tower leasing	—	—	62.4	0.4%	252.0	28.0	1.6%
Monthly subscription charges	66.3	0.5%	184.2	1.3%	200.5	22.3	1.3%
Sale of Blackberry handsets and modems	82.5	0.6%	206.5	1.4%	35.0	3.9	0.2%
Others	136.2	0.9%	171.4	1.2%	177.3	19.7	1.1%
Up front discount and customer loyalty program	(1,203.4)	-8.3%	(1,087.1)	-7.5%	(1,033.6)	-114.9	-6.6%

Subtotal	14,460.8	100.0%	14,331.3	100.0%	15,867.1	1,764.8	100.0%

MIDI
IP VPN	585.6	21.4%	566.1	20.9%	605.7	67.4	24.3%
Internet	703.9	25.8%	677.4	25.0%	519.6	57.8	20.9%
World link and direct link	456.7	16.7%	394.2	14.5%	278.8	31.0	11.2%
Frame net	315.8	11.6%	276.5	10.2%	227.1	25.3	9.1%
Leased line	231.6	8.5%	211.1	7.8%	189.0	21.0	7.6%
Application services	118.9	4.3%	146.1	5.4%	168.2	18.7	6.8%
Satellite lease	96.3	3.5%	113.1	4.2%	136.0	15.1	5.5%
Digital data network	124.9	4.6%	144.6	5.3%	94.7	10.5	3.8%
MPLS	25.1	0.9%	67.1	2.5%	66.6	7.4	2.7%
Others	74.6	2.7%	116.4	4.2%	202.4	22.5	8.1%

Subtotal	2,733.4	100.0%	2,712.6	100.0%	2,488.1	276.7	100.0%

Fixed Telecommunications
International Calls	1,650.1	81.6%	1,422.2	78.9%	993.2	110.5	76.8%
Fixed Wireless	244.3	12.1%	249.9	13.9%	174.1	19.4	13.5%
Fixed Line	126.7	6.3%	129.9	7.2%	125.4	13.9	9.7%
Others	0.7	0.0%	1.0	0.0%	0.5	0.0	0.0%

Subtotal	2,021.8	100.0%	1,803.0	100.0%	1,293.2	143.8	100.0%

Total	19,216.0		18,846.9		19,648.4	2,185.3

Operating Revenues

Year ended December 31, 2009 to Year Ended December 31, 2010

Total operating revenues increased from Rp18,846.9 billion in 2009 to Rp19,648.4 billion (US$2,185.3 million), or 4.3%, primarily as a result of an increase in our cellular services revenue. During 2010, operating revenues from cellular services increased by Rp1,535.8 billion, or 10.7%, from Rp14,331.3 billion in 2009. Operating revenues from MIDI services decreased by Rp224.5 billion, or 8.3%, from Rp2,712.6 billion in 2009. Operating revenues from fixed telecommunications services in 2010 decreased by Rp509.8 billion, or 28.3%, from Rp1,803.0 billion in 2009.

Cellular Services. In 2010, we recorded cellular services operating revenues of Rp15,867.1 billion (US$1,764.8 million), an increase of 10.7% from Rp14,331.3 billion in 2009. We believe that the increase was primarily a result of an increase in the number of subscribers. Operating revenues from cellular services represented 80.8 % of our total operating revenues for 2010, which is higher than the percentage for 2009.

Usage charges increased by Rp858.3 billion, or 12.1%, from 2009, and represented 50.1% of our total cellular services operating revenues. This increase in usage was primarily due to an increase in the minutes of usage by our subscribers.

In 2010, cellular services operating revenues generated by value-added services increased by Rp1,040.2 billion, or 17.3%, compared to 2009. The contribution of value-added services to cellular services operating revenues increased by 2.6% from 41.8% in 2009 to 44.4% in 2010. The increase in operating revenues from value-added services, as well as the increase in the contribution of revenues from value-added services to our overall cellular operating revenues, was driven by an increase in usage of SMS and wireless broadband.

MIDI Services. In 2010, operating revenues from MIDI services decreased by Rp224.5 billion from Rp2,712.6 billion in 2009 to Rp2,488.1 billion (US$276.7 million) in 2010. IP VPN operating revenues represent the largest component of MIDI services operating revenue. IP VPN operating revenues increased by Rp39.6 billion from Rp566.1 billion in 2009 to Rp605.7 billion in 2010. The reduction in MIDI services operating revenues, including those from Internet services, as well as international and domestic leased line services, was primarily due to increased competition and a decline in prices of our services.

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp1,803.0 billion in 2009 to Rp1,293.2 billion (US$143.8 million) in 2010. Operating revenues from international calls and fixed wireless access services represented 76.8% and 13.5%, respectively, of fixed telecommunications services operating revenues in 2010. The remaining 9.7% of fixed telecommunications services operating revenues in 2010 was generated by fixed line and other services. Revenues from international calls decreased from Rp1,422.2 billion in 2009 to Rp993.2 billion (US$110.5 million) in 2010 due to a decrease in outgoing IDD traffic from Indosat and non-Indosat subscribers. The total volume of international calls from our “001” and “008” gateways increased by 6.1 % from 2,060.5 million minutes in 2009 to 2,186.9 million minutes in 2010. Total incoming traffic increased by 10.6% from 1,558.5 million minutes in 2009 to 1,723.9 million minutes in 2010, primarily due to volume commitments from foreign telecommunications operators. Outgoing traffic decreased by 7.8 % from 502.0 million minutes in 2009 to 463.0 million minutes in 2010 due to the decrease in volume commitments from foreign telecommunications operations.

Operating Expenses

Operating expenses increased by Rp505.3 billion, or 3.2%, from Rp15,621.4 billion in 2009 to Rp16,126.7 billion (US$ 1,793.6 million) in 2010, primarily due to increases in depreciation and amortization expenses and cost of services expenses. This increase was offset in part by decreases in personnel cost, marketing expense and administration and general expenses in the year.

Cost of services expenses increased by Rp25.5 billion, or 0.4%, from Rp7,087.9 billion in 2009 to Rp7,113.4 billion (US$791.2 million) in 2010, primarily as a result of increased Government levies on frequency fees, USO and concession fees. The increase can also be attributed to rental payments for additional BTSs, increases in interconnection cost and increase in maintenance relating to increase in our fixed assets.

Depreciation and amortization expenses increased by 10.6% from Rp5,571.6 billion in 2009 to Rp6,162.8 billion (US$685.4 million), primarily as a result of the continued growth of our fixed asset base, including our new Palapa-D satellite. The total cost of our property and equipment increased from Rp74,818.5 billion in 2009 to Rp78,101.2 billion (US$8,686.6 million) in 2010.

Personnel expense decreased by Rp40.4 billion, or 2.8%, from Rp1,451.6 billion in 2009 to Rp1,411.2 billion (US$157.0 million) in 2010, primarily due to a decrease in the post-employment benefits, of salary continuation before retirement (MPP) benefit and offsetted with the increase in the salaries and bonuses.

Marketing expenses decreased by Rp37.7 billion, or 4.6%, from Rp816.9 billion in 2009 to Rp779.2 billion (US$86.7 million) in 2010, primarily due to a decrease in advertising, promotion and exhibition expenses, in line with the targeted marketing strategy and efficiency program we have adopted.

General and administration expenses decreased by Rp33.4 billion, or 4.8%, from Rp693.4 billion in 2009 to Rp 660.0 billion (US$73.4 million) in 2010, primarily due to a decrease in provision for impairment of receivables, rental cost, professional fee and office supplies expenses, as we continued to implement our efficiency program, designed to minimize non operational costs.

Operating Income

As a result of the above factors, operating income increased by Rp296.2 billion, or 9.2%, from Rp3,225.5 billion in 2009 to Rp3,521.7 billion (US$ 391.7 million) in 2010.

Other Expenses-Net

Other expenses-net increased by Rp1,515.1 billion, from Rp 681.3 billion in 2009 to Rp2,196.4 billion (US$244.3 million) in 2010, primarily due to a lower gain on foreign exchange, driven by the smaller appreciation of the Indonesian rupiah against the U.S. dollar compared to the previous year. Gain on foreign exchange-net of Rp1,656.4 billion in 2009 decreased to Rp492.4 billion (US$54.8 million) in 2010. The exchange rate decreased from Rp9,400 : US$1 as of December 31, 2009 to Rp8,991 :US$1 as of December 31, 2010, compared to the decrease from Rp10,950 :US$1 as of December 31, 2008 to Rp9,400 :US$1 as of December 31, 2009.

Loss on change in fair value of derivatives-net decreased by Rp 38.1 billion from Rp486.9 billion in 2009 to Rp448.8 billion (US$49.9 million) in 2010 due to the appreciation of the Indonesian rupiah against the U.S. dollar.

We recorded an increase in interest income to Rp143.4 billion (US$15.9 million) in 2010, which represented an increase of Rp4.4 billion, or 3.2%, over 2009, due to our higher average cash balance. Others-net decreased by Rp5.0 billion, from Rp116.8 billion in 2009 to Rp111.8 billion (US$12.4 million) in 2010 primarily due to an increase in submarine cable restoration revenue and gain on sale of property and equipment.

Income Tax Expense-Net

We recorded income tax expense—net of Rp422.4 billion (US$47.0 million) in 2010 compared to Rp783.9 billion in 2009. The decrease in income tax expense-net was primarily due to the lower in income before tax related to lower gain on foreign exchange and higher financing cost.

Net Profit

Our net profit decreased by Rp857.4 billion, or 48.7%, from Rp1,760.3 billion in 2009 to Rp902.9 billion (US$100.4 million) due to the foregoing factors.

Year ended December 31, 2009 to Year Ended December 31, 2008

Total operating revenues decreased marginally from Rp19,216.0 billion in 2008 to Rp18,846.9 billion in 2009, or 1.9%, primarily as a result of a decrease in our cellular services revenue. During 2009, operating revenues from cellular services decreased by Rp129.5 billion, or 0.9%, from Rp14,460.8 billion in 2008 to Rp14,331.3 in 2009. Operating revenues from MIDI services decreased by Rp20.8 billion, or 0.8%, from Rp2,733.4 billion in 2008 to Rp2,712.6 in 2009. Operating revenues from fixed telecommunications services in 2009 decreased marginally by Rp218.8 billion, or 10.8%, from Rp2,021.8 billion in 2008 to Rp1,803.0 in 2009.

Cellular Services. In 2009, we recorded cellular services operating revenues of Rp14,331.3 billion, a decrease of 0.9% from Rp14,460.8 billion in 2008. We believe that the decrease was primarily a result of our value strategy, which started in 2009, to minimize lower-value “calling card” type subscribers. Removing “calling-card” type subscribers resulted in a decline of less than 1.6% in cellular operating revenues. In addition, we believe that the reduction of our cellular services operating revenues also resulted from the decline of our ARPU from Rp38,639 in 2008 to Rp37,664 in 2009. Operating revenues from cellular services represented 76% of our total operating revenues for 2009, which is slightly the same percentage 75.3% for 2008.

Usage charges decreased by Rp1,407.1 billion, or 16.6%, from 2008, and represented 49.4% of our total cellular services operating revenues. This decrease in usage was primarily due to the decrease in our subscriber base, which was partially offset by an increase in our revenues from value-added features.

In 2009, cellular services operating revenues generated by value-added services increased by Rp946.4 billion, or 18.7%, compared to 2008. The contribution of value-added services to cellular services operating revenues increased by 6.9% from 35.0% in 2008 to 41.9% in 2009. The increase in operating revenues from value-added services, as well as the increase in the contribution of revenues from value-added services to our overall cellular operating revenues, was driven by an increase in usage of our wireless broadband services.

MIDI Services. In 2009, operating revenues from MIDI services remained relatively constant, with Rp2,733.4 billion in 2008 and Rp2,712.6 billion in 2009. Internet operating revenues continued to represent the largest component of MIDI services operating revenue, although there was a decrease in Internet operating revenues of Rp26.5 billion in 2009. The reduction in operating revenues from Internet services, as well as international and domestic leased line services, was primarily due to increased competition and a decline in prices of our services.

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp2,021.8 billion in 2008 to Rp1,803.0 billion in 2009. Operating revenues from international calls and fixed wireless access services represented 78.9% and 13.9%, respectively, of fixed telecommunications services operating revenues in 2009. The remaining 7.2% of fixed telecommunications services operating revenues in 2009 was generated by fixed line and other services. Revenues from international calls decreased from Rp1,650.1 billion in 2008 to Rp1,422.2 billion in 2009 due to a decrease in outgoing IDD traffic from non-Indosat subscribers. The total volume of international calls from our “001” and “008” gateways increased by 0.2% from 2,056.4 million minutes in 2008 to 2,060.5 million minutes in 2009. Total incoming traffic decreased by 1.5%, with 1,582.4 million minutes in 2008 and 1,558.5 million minutes in 2009, primarily due to a decrease in volume commitments from foreign telecommunications operators. Outgoing traffic increased by 5.9% from 474.0 million minutes in 2008 to 502.0 million minutes in 2009 primarily due to increased user traffic from our subscribers, such as those using the “Flatcall 01016” service.

Operating Expenses

Operating expenses increased by Rp1,133.6 billion, or 7.8%, from Rp14,487.8 billion in 2008 to Rp15,621.4 billion in 2009, primarily due to increases in depreciation and amortization expenses and cost of services expenses, which are our two biggest operating expenses. This increase was offset in part by decreases in personnel expense, marketing expenses and general and administration expenses in the year.

Cost of services expenses increased by Rp460.1 billion, or 6.9%, from Rp6,627.8 billion in 2008 to Rp7,087.9 billion in 2009, primarily as a result of increased Government levies on frequency fees, our annual 3G license fee payment, including the fees for added spectrum in 2009, USOs and concession fees. The increase can also be attributed to rental payments for additional BTSs, increases in the cost of modems and handsets driven by higher BlackBerry™ sales, and increases in expenses relating to our leased line, Internet and transponder leasing operations.

Depreciation and amortization expenses increased by 22.0% from Rp4,565.4 billion in 2008 to Rp5,571.6 billion in 2009, primarily as a result of the continued growth of our fixed asset base, including our new Palapa-D satellite, as well as the accelerated depreciation of unutilized elements of our cellular network. Our property and equipment acquisition cost increased from Rp63,478.4 billion in 2008 to Rp74,818.5 billion in 2009.

Personnel expenses decreased by Rp187.4 billion, or 11.4%, from Rp1,639.0 billion in 2008 to Rp1,451.6 billion in 2009, primarily due to a decrease in the effective personnel income tax rate, as well as decreases in bonuses, incentives and other employee benefits, outsourcing expenses and post-retirement healthcare benefits.

Marketing expenses decreased by Rp101.2 billion, or 11.0%, from Rp918.1 billion in 2008 to Rp816.9 billion in 2009, primarily due to a decrease in advertising, promotion and exhibition expenses, in line with the targeted marketing strategy and efficiency program we have adopted.

General and administration expenses decreased by Rp44.0 billion, or 6.0%, from Rp737.4 billion in 2008 to Rp693.4 billion in 2009 primarily due to decreases in transportation costs, training, education and research costs, professional fees, office services expenses and catering costs, as we continued to implement our efficiency program, designed to minimize non-operational costs.

Operating Income

As a result of the above factors, operating income decreased by Rp1,502.7 billion, or 31.8%, from Rp4,728.2 billion in 2008 to Rp3,225.5 billion in 2009.

Other Expenses-Net

Other expenses-net decreased by Rp1,491.6 billion, from Rp2,172.9 billion in 2008 to Rp681.3 billion in 2009, primarily due to increase in gains on foreign exchange, driven by the appreciation of the Indonesian rupiah against the U.S. dollar. From a loss on foreign exchange-net Rp885.7 billion in 2008, we recorded a gain on foreign exchange-net of Rp1,656.4 billion in 2009.

We recorded a gain on change in fair value of derivative-net of Rp136.6 billion in 2008 and a loss on change in fair value of derivatives-net of Rp486.9 billion in 2009 due to the appreciation of the Indonesian rupiah against the U.S. dollar.

We recorded a decrease in interest income to Rp139.0 billion in 2009, which represented a decrease of Rp321.1 billion, or 69.8%, over 2008, due to the lower average cash balance we maintained.

Others-net increased by Rp91.2 billion, from Rp25.6 billion in 2008 to Rp116.8 billion in 2009 primarily due to an increase in damage losses caused by more natural calamities, such as earthquakes, that occurred in Indonesia in 2009 compared to 2008 in which the insurance company decreased the claimable amount for the insured damaged assets as more restrictions were imposed on the amended agreements we filed, several assessment letters on tax under payment (SKPKB) from Directorate General Tax on June 8, 2009 for Satelindo’s corporate income tax and income tax article 4(2), 21 and 23 for fiscal years 2002 and 2003 and Satelindo’s tax audit for VAT fiscal year 2002 and 2003.

Income Tax Expense-Net

We recorded income tax expense—net of Rp485.3 billion in 2008 compared to Rp783.9 billion in 2009. The increase in income tax expense-net was primarily due to the adjustment of income tax benefit deferred due to changes in the income tax rate in 2008.

Net Profit

Our net profit decreased by Rp309.7 billion, or 15.0%, from Rp2,070.0 billion in 2008 to Rp1,760.3 billion in 2009 due to the foregoing factors.

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

Cash Flows

The following table sets forth certain information regarding our historical cash flows:

	For the years ended December 31,
	2008	2009	2010
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Net cash flows:
Provided by operating activities	6,513.3	4,051.2	6,839.0	760.6
Used in investing activities	(10,286.9)	(10,670.7)	(5,970.7)	(664.1)
Provided by (used in) financing activities	1,458.5	3,724.7	(1,629.7)	(181.2)

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp6,513.3 billion, Rp4,051.2 billion and Rp6,839.0 billion (US$760.6 million) for 2008, 2009 and 2010, respectively. In 2010, net cash provided by operating activities increased primarily due to receipt from customers.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp10,286.9 billion, Rp10,670.7 billion and Rp5,970.7 billion (US$664.1 million) for 2008, 2009 and 2010, respectively. Net cash used in investing activities for 2008, 2009 and 2010 has been driven primarily by acquisitions of property and equipment, totaling Rp10,307.9 billion, Rp10,684.7 billion and Rp6,495.1 billion (US$722.4 million), respectively, as we expanded our network coverage and capacity during those years. The property and equipment purchased consisted primarily of exchange and network assets, subscribers’ apparatus and other equipment and buildings and building and leasehold improvements.

Net Cash Provided by (Used In) Financing Activities

Net cash provided by (used in) financing activities amounted to Rp1,458.5 billion, Rp3,724.7 billion and Rp1,629.7 billion (US$181.2 million) in 2008, 2009 and 2010, respectively. Net cash used in financing activities in 2010 related primarily to repayment of long-term debts and bonds payable which was partially offset by proceeds from bonds payable.

Principal Indebtedness

The following table shows our outstanding borrowings as of December 31, 2008, 2009 and 2010:

	As of December 31,
	2008	2009	2010
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Loans payable (net of unamortized issuance costs and unamortized consent fees, and current maturities)	10,812.2	12,715.5	7,666.8	852.7
Bonds payable (net of unamortized issuance costs, unamortized discount, unamortized consent fees, and current maturities)	10,315.6	8,472.2	12,114.1	1,347.4
Current maturities of loans payable	572.5	1,440.2	3,184.2	354.1
Current maturities of bonds payable	56.4	2,840.7	1,098.1	122.1

The decrease in loans payable (net of unamortized issuance cost, unamortized consent fee and current maturities) to Rp7,666.8 billion (US$852.7 million) as of December 31, 2010, from Rp12,715.5 billion as of December 31, 2009 was primarily due to the early repayment of our facilities with BCA Bank, Mandiri and Bank DBS Indonesia. The increase in bonds payable (net of unamortized issuance cost, unamortized discount, unamortized consent fees and current maturities) from Rp8,472.2 billion as of December 31, 2009 to Rp12,114.1 billion (US$1,347.4 million) as of December 31, 2010 was primarily due to the issuance of our Guaranteed Notes due 2020.

Certain of our debt instruments (other than the Guaranteed Notes due 2020) obligate us to maintain a specified maximum ratio of debt (or loans) to equity, or the debt to equity ratio, which, prior to February 2009, was 1.75 to 1.0, or 175%. As a result of amendments we requested to such instruments and agreements, and agreed with our lenders and the trustee for bondholders in February and March 2009, the debt to equity ratio is now 2.50 to 1.0, or 250%. We also requested and were granted consents to amendments to certain defined terms in the debt to equity ratios so that the definition is uniform across all such instruments and agreements. The Guaranteed Notes due 2020 do not contain a debt to equity ratio requirement.

Our debt increased 30.5% from Rp16,692.2 billion as of December 31, 2007 to Rp21,756.7 billion as of December 31, 2008 primarily due to (i) an increase in the issuance of new debt in 2008 to support the increase in capital expenditures in 2008 compared to 2007 and (ii) the accounting impact of the depreciation of the Indonesian rupiah against the U.S. dollar. The U.S. dollar to Indonesian rupiah exchange rate fell from US$1.00 to Rp10,950 as of December 31, 2008 to US$1.00 to Rp9,400 as of December 31, 2009. Because a portion of our liabilities are U.S. dollar-denominated, we were exposed to fluctuations in the Indonesian rupiah. Depreciation in the Indonesian rupiah and an increase in foreign exchange volatility exposed us to short-term accounting adjustments which impacted our financial ratios.

To help address the impact of such currency fluctuations going forward, in 2009, we amended the debt to equity ratio covenants in all of our applicable debt instruments and agreements to increase the ratio from 1.75 to 2.50, in order to provide us with additional “cushion” in the event of adverse foreign exchange movements. We also amended the debt to equity ratio covenants in order to better reflect the effect of our hedging policies on this ratio, and amended the definitions of “Debt” and “Equity” in such debt instruments and agreements in order to provide additional headroom under these line items. The Guaranteed Notes due 2020 do not contain a debt to equity requirement.

As part of the amendments approved in 2009, we obtained consents to the following amendments to defined terms in certain of our applicable debt instruments and agreements: (i) excluding non-cash items, including foreign exchange gains or losses, from the definition of “EBITDA”; (ii) excluding interest-bearing procurement payables from the definition of “Debt” unless their maturities are in excess of six months from the invoice date; and (iii) including in “Equity” (a) minority interests, for entities the debt of which is 100% consolidated by us, and (b) subordinated shareholder loans.

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

		As of and for the years ended December 31,
	Ratio Required	2008	2009	2010
		Rp	Rp	Rp	US$
		(Rp in billions, US$ in millions, except percentages)
Financial Position and Comprehensive Income Data:
Current maturities from:
Loans payable		572.5	1,440.2	3,184.2	354.1
Bonds payable		56.4	2,840.7	1,098.1	122.1
Loans payable—net of current maturities:
Related party		1,596.2	2,192.5	997.0	110.9
Third parties		9,216.0	10,528.8	6,669.8	741.8
Bonds payable—net of current maturities		10,315.6	8,472.2	12,114.1	1,347.4
Unamortized issuance cost, consent solicitation fees and discounts		312.3	338.5	336.1	37.4

Total Debt(1)		22,069.0	25,812.9	24,399.3	2,713.7
Total Assets		51,693.3	55,041.5	52,818.2	5,874.6
Total Liabilities		33,994.8	36,753.2	34,581.7	3,846.3
Total Equity(2)		17,698.5	18,288.3	18,236.5	2,028.3
Operating Income		4,733.3	3,213.0	3,473.9	386.4
Depreciation and Amortization		4,555.9	5,561.4	6,151.9	684.2

EBITDA(3)		9,289.2	8,774.4	9,625.8	1,070.6

Interest Expense(4)		1,776.5	1,808.6	2,080.3	231.3

Financial Ratios:
Debt to Equity ratio(5)	<2.50x	1.25x	1.41x	1.34x	—
Debt to EBITDA ratio(6)	<3.50x	2.38x	2.94x	2.53x	—
EBITDA to Interest Expense ratio(7)	>3.00x	5.23x	4.85x	4.63x	—

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

(3)

We have defined EBITDA as earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense, depreciation and minority interest in net income of subsidiaries as reported in the consolidated financial statements prepared under Indonesian GAAP. EBITDA is not a standard measure under either Indonesian GAAP or IFRS. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either Indonesian GAAP or IFRS, or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. According to the amended definition, “EBITDA” means, for any period, an amount equal to the sum of operating income (calculated before finance costs, taxes, non-operating income or expenses and extraordinary and exceptional items) plus depreciation and amortization and, in the case of any testing or calculation of the ratio of aggregate Debt of the Group, to EBITDA of the Group after giving pro forma effect to any material acquisition or disposal of assets or businesses as if such acquisition or disposal had occurred on the first day of such period. The following table reconciles our net income under Indonesian GAAP to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2008	2009	2010
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
EBITDA under Indonesian GAAP	9,289.2	8,774.4	9,625.8	1,070.6
Adjustments:
Amortization of goodwill	(227.3)	(235.4)	(226.4)	(25.2)
Interest income	460.1	139.0	143.4	15.9
Financing cost (including interest expense)	(1,858.3)	(1,873.0)	(2,271.6)	(252.7)
Gain (loss) on change in fair value of derivatives—net	136.6	(517.7)	(418.1)	(46.5)
Others—net	(33.6)	(150.3)	(111.8)	(12.4)
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	492.4	54.8
Income tax expense—net	(419.8)	(677.3)	(357.8)	(39.8)
Depreciation and amortization	(4,555.9)	(5,561.4)	(6,151.9)	(684.2)
Minority interest in net income of subsidiaries	(26.8)	(56.5)	(76.8)	(8.5)

Net income under Indonesian GAAP	1,878.5	1,498.2	647.2	72.0

The following table reconciles our EBITDA under Indonesian GAAP to IFRS for the periods indicated:

	For the years ended December 31,
	2008	2009	2010
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in million)
EBITDA under Indonesian GAAP	9,289.2	8,774.4	9,625.8	1,070.6
Dealer commissions	—	—	46.9	5.2
Deferred connection fees	4.4	22.7	11.8	1.3
EBITDA under IFRS*	9,293.6	8,797.1	9,684.5	1,077.1

*	See “Item 3: Key Information—Selected Financial and Other Data” for reconciliation of our EBITDA under IFRS to our profit attributable to owners of the Company under IFRS.

(4)	“Interest Expense” means, for any period, interest expense on Debt.
(5)

Using IFRS results, Total Debt would be Rp22,069.0 billion, Rp25,807.1 billion and Rp24,399.3 billion as of December 31, 2008, 2009 and 2010, respectively, and Total Equity would be Rp17,779.7 billion, Rp18,574.9 billion and Rp18,702.0 billion as of December 31, 2008, 2009 and 2010, respectively, resulting in a Debt to Equity ratio of 124%, 139% and 130% as of December 31, 2008, 2009, and 2010, respectively.

(6)

Using IFRS results, Total Debt would be Rp22,069.0 billion, Rp25,807.1 billion and Rp24,399.3 billion as of December 31, 2008, 2009 and 2010, respectively, and EBITDA would be Rp9,293.6 billion, Rp8,797.1 billion and Rp9,684.5 billion for the year ended December 31, 2008, 2009 and 2010, respectively, resulting in a Debt to EBITDA ratio of 237%, 293 % and 252% as of December 31, 2008, 2009 and 2010, respectively.

(7)

Using IFRS results, EBITDA would be Rp9,293.6 billion, Rp8,797.1 billion and Rp9,684.5 billion for the year ended December 31, 2008, 2009 and 2010, respectively, and Interest Expense would be Rp1,776.5 billion, Rp1,808.6 billion and Rp2,080.3 billion for the year ended December 31, 2008, 2009 and 2010, respectively, resulting in an EBITDA to Interest Expense ratio of 523%, 486% and 466% as of December 31, 2008, 2009, and 2010 respectively.

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions.

The following table summarizes our primary long-term indebtedness and bonds payable as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008	2009	2010
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Bonds Payable:
Guaranteed Notes Due 2020—net of unamortized discount and unamortized notes issuance cost	—	—	5,749.6	639.5
Fifth Indosat Bonds—net of unamortized bonds issuance cost	2,593.1	2,587.2	2,589.0	288.0
Guaranteed Notes Due 2010—net of unamortized notes issuance cost	2,563.5	2,202.7	—	—
Seventh Indosat Bonds—net of unamortized bonds issuance cost	—	1,293.8	1,294.6	144.0
Sixth Indosat Bonds—net of unamortized bonds issuance cost	1,075.7	1,073.0	1,074.6	119.5
Guaranteed Notes Due 2012—net of unamortized notes discount and unamortized notes issuance cost	1,185.3	1,018.8	—	—
Fourth Indosat Bonds—net of unamortized bonds issuance cost	810.5	811.0	813.6	90.5
Third Indosat Bonds—net of unamortized bonds issuance cost	637.3	637.9	—	—
Indosat Sukuk Ijarah III—net of unamortized bonds issuance cost	567.8	566.4	567.4	63.1
Indosat Sukuk Ijarah II—net of unamortized bonds issuance cost	399.0	398.1	398.5	44.3
Indosat Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost	283.4	283.6	284.5	31.6
Second Indosat Bonds	200.0	199.4	199.3	22.2
Indosat Sukuk Ijarah IV—net of unamortized bonds issuance cost	—	199.0	199.1	22.1
Limited Bonds II issued by Lintasarta(1)	31.1	25.0	25.0	2.8
Limited Bonds I issued by Lintasarta(2)	25.3	17.0	17.0	1.9

Total bonds payable	10,372.0	11,312.9	13,212.2	1,469.5
Less current maturities	56.4	2,840.7	1,098.1	122.1

Bonds Payable: Non-current portion	10,315.6	8,472.2	12,114.1	1,347.4

Loans Payable:
Related Party—net of unamortized debt issuance cost	1,796.2	2,592.4	1,297,1	144.2
Third parties—net of unamortized bonds issuance cost	9,588.5	11,563.3	9,553.9	1,062.6

Total loans payable	11,384.7	14,155.7	10,851.0	1,206.8

Less current maturities	572.5	1,440.2	3,184.2	354.1

Loans payable: Non-current portion	10,812.2	12,715.5	7,666.8	852.7

(1)	After elimination of Limited Bonds II amounting to Rp35.0 billion issued to the Company.
(2)	After elimination of Limited Bonds I amounting to Rp9.6 billion issued to the Company.

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

On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Indosat Bonds, and obtained consents to amend the definitions of “Debt” “EBITDA”, to include new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement governing these bonds, pursuant to the terms of the deed of amendment for the Second, Third, Fourth, Fifth and Sixth Indosat Bonds.

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

Third Indosat Bonds. On October 22, 2003, we issued our Indosat Bonds III (the “Third Indosat Bonds”), the only outstanding series of which are the Series B bonds. The Series B bonds, which will mature on October 22, 2010 and have a total face value of Rp640.0 billion, bear interest at a fixed rate of 12.875% per annum. Interest on the Third Indosat Bonds is paid on a quarterly basis. We have the right to make early payment for all of the Series B bonds on the fourth and sixth anniversaries of the bonds at a price equal to 100% of the bonds’ nominal value. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at the market price. On October 22, 2010, we paid in full the series of the Third Indosat Bonds amounting to Rp 640.0 billion.

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

Guaranteed Notes due 2010 and Guaranteed Notes 2012

In October 2003, our finance subsidiary, Indosat Finance Company B.V. (“Indosat Finance”), issued the Guaranteed Notes due 2010. The Guaranteed Notes due 2010 have a total face value of US$300.0 million and mature on November 5, 2010. The Guaranteed Notes due 2010 bear interest at a fixed rate of 7.75% per annum payable in semi-annual installments due on May 5 and November 5 of each year, commencing May 5, 2004.

On June 22, 2005, our finance subsidiary, Indosat International Finance Company B.V. (“Indosat International”), issued the Guaranteed Notes due 2012. The Guaranteed Notes due 2012 have a total face value of US$250.0 million which was issued at 99.3% of their principal amount and mature on June 22, 2012. The Guaranteed Notes due 2012 bear interest at a fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005.

On May 12, 2010, we, together with Indosat Finance and Indosat International, announced the commencement by Indosat Finance and Indosat International of cash tender offers to purchase for cash any and all of Indosat Finance’s outstanding Guaranteed Notes due 2010 and Indosat International’s outstanding Guaranteed Notes due 2012. In addition to its offer to purchase the 2010 Notes, Indosat Finance also solicited, as one proposal, consents to certain proposed amendments to the amended and restated indenture, dated as of January 25, 2006 (the “2010 Indenture”), which would shorten the notice period for optional redemption of the Guaranteed Notes due 2010, and to the release of Indosat International as a guarantor under the 2010 Indenture.

On August 2, 2010, Indosat Finance paid a total of US$174.7 million for the Guaranteed Notes 2010 purchased pursuant to the cash tender offer, with a total principal amount of US$167.8 million (for notes which were tendered early) and US$0.1 million (for notes tendered after the early tender date) at price equal to 102.1875% (for notes which were tendered early) and 101.9375% (for notes tendered after the early tender date), respectively, of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses. On August 10, 2010, Indosat Finance paid a total of US$69.5 million for the purchase of the remaining portion of the 2010 Notes which were redeemed, with a total principal amount of US$66.9 million at a price equal to 101.9375% of principal amount called, plus the accrued and unpaid interest up to settlement date and other additional expenses.

On August 2, 2010, Indosat International paid a total of US$58.6 million for the 2012 Notes purchased pursuant to the cash tender offer with a total principal amount of US$55.8 million (for notes which were tendered early) and US$0.2 million (for notes tendered after the early tender date) at a price equal to 103.8125% (for notes which were tendered early) and 103.5625% (for notes tendered after the early tender date), respectively, of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses. On September 2, 2010, Indosat International paid a total of US$56.0 million for the purchase of the remaining portion of the 2010 Notes which were redeemed with a total principal amount of US$53.4 million at a price equal to 103.5625% of principal amount called, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Guaranteed Notes Due 2020

On July 29, 2010 we, through Indosat Palapa Company B.V. (“Indosat Palapa”) issued our guaranteed Notes 2020 with a total face value of US$650.0 million. The notes were issued at 99.478% of their principal amount and mature on July 29, 2020. The notes bear interest at the fixed rate of 7.375% per annum payable in semi-annual installment due on January 29 and July 29 of each year, commencing January 29, 2011. The notes will be redeemable at the option of Indosat Palapa, in while or in part, at any time on or after July 29, 2015 at prices equal to 103.6875%, 102.4583%, 101.2292% and 100% of the principal amount during the 12-month period commencing July 29, 2015, 2016, 2017 and 2018 and thereafter, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to July 29, 2013, Indosat Palapa may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of us at a price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at option of Indosat Palapa or us, in whole but not in part, at any time, at a price equal to 100% of principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date any additional amounts, in the event of certain changes effecting withholding taxes in Indonesia and the Netherlands. Upon a change in control of Indosat (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of our assets), holders of the notes have the right to require Indosat Palapa to repurchase all or any part of such holders’ notes at a purchase price equal to 101% of principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fees and offering expenses, were received on July 29, 2010 and used (i) to fund the offers to purchase the outstanding Guaranteed Notes Due 2010 and Guaranteed Notes due 2012 and any consent solicitation relating to, or redemption of, such notes and (ii) to refinance part of our other existing indebtedness . The notes are unconditionally and irrevocably guaranteed by Indosat.

Based on the notes indenture, we are required to comply with certain conditions, such as maintaining certain financial ratios.

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd as the original lender, and The Royal Bank of Scotland, N.V. (formerly known as ABN Amro Bank, N.V.) as the facility agent, for an export credit facility (the “Export Credit Facility”) in the aggregate principal amount of US$38.0 million. The Export Credit Facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The Export Credit Facility has an interest rate of 4.15% per annum, which was calculated with reference to the commercial interest reference rate for U.S. dollars. Once amounts under the Export Credit Facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The Export Credit Facility contains certain financial covenants. During 2009 and 2010, we paid installments on this facility in the amount of US$7.6 million and US$7.6 million, respectively.

Syari’ah Ijarah Bonds (Sukuk Ijarah)

The specific terms of each of our First Syari’ah Ijarah Bonds, Second Syari’ah Ijarah Bonds, Third Syari’ah Ijarah Bonds and Fourth Syari’ah Ijarah Bonds (the “Syari’ah Ijarah Bonds”), are discussed below. The Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt.

In connection with the issuance of the Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in our Indosat Bonds. In addition, we are also prohibited from performing activities which contravene Syari’ah principles. Aside from these prohibitions, there are no material differences in the covenants between the Syari’ah Ijarah Bonds and the Indosat Bonds. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Syari’ah Ijarah Bonds, and obtained consents to amend to the definitions of “Debt” and “EBITDA”, to add new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement governing these bonds.

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

Bank Central Asia Loan Facilities

On August 28, 2007, we obtained a five-year Rp1,600.0 billion unsecured credit facility from Bank Central Asia (“BCA”) for the repayment of our Syndicated Loan Facility II and the purchase of telecommunications equipment. The loan bears (i) fixed annual interest rates for the first two years (9.75% on the first year and 10.5% on the second year) and (ii) floating interest rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. On September 20, 2007, we obtained an additional credit facility of Rp400.0 billion from BCA. As a result, the aggregate principal amount under our credit facility with BCA is Rp2,000.0 billion. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. On September 27, October 26 and December 27, 2007, we made the first, second and third loan drawdowns totaling Rp2,000.0 billion. Under the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Indosat Bonds. On September 27, 2008 and September 25, 2009, we paid the first and second semi-annual installment amounting to Rp200.0 billion each. On September 27, 2010, we paid the third annual installment amount to Rp 300.0 billion.

On September 17, 2008, we entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500.0 billion for the purchase of, and/or the refinancing of debt incurred to purchase, telecommunications equipment. The loan bears interest at 3-month JIBOR plus 2.25% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year. On March 16, 2009, we made the loan drawdown amounting to Rp500.0 billion. Voluntary early repayment (in whole or for any part of the loan) is permitted with a penalty of 1% of the prepaid amount. Based on the loan agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On March 16, 2010, we paid the first annual installment amounting to Rp100.0 billion. Voluntary early repayment (whole or any part of the loan) is permitted with a penalty of 1% of the prepaid amount. On October 19, 2010, we made an early repayment of this credit facility amounting to Rp400.0 billion.

On February 12, 2009, we amended our five-year and three-year BCA credit facility agreements, based on the consent letter received on February 6, 2009, to change the definitions of “EBITDA”, to insert definitions for “Debt”, “Equity”, and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the loan agreement governing this loan facility.

On June 8, 2009, we entered into a five-year unsecured credit facility agreement with BCA amounting to Rp1,000.0 billion for the procurement of, and/or the refinancing of debt incurred to purchase, telecommunications equipment. The loan bears interest at 3-month JIBOR plus 4.00% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years, (b) 15% of the total loan drawdowns in the third and fourth years, and (c) 50% of the total loan drawdowns in the fifth year. On June 25, 2009, we made the loan drawdown amounting to Rp1,000.0 billion. On June 25, 2010, we paid the first annual installment amounting to Rp100.0 billion. Voluntary early repayment (in whole or for any part of the loan) is permitted, subject to a 1% penalty of the prepaid amount, except for prepayment to refinance this credit facility. Based on the loan agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On April 28, 2010, we received a letter from BCA regarding the change of interest rate from 3-month JIBOR plus 4.00% per annum to 3-month JIBOR plus 2.25% per annum, effective on June 25, 2010. On October 19, 2010, we made an early repayment of this credit facility amounting to Rp900.0 billion.

On February 10, 2011, the Company entered into a Time Loan Revolving facility agreement with BCA covering a maximum amount of Rp1,000.0 billion to fund the Company’s capital expenditure and/or for general corporate purposes. This facility will be available from February 10, 2011 to February 10, 2014 and drawdowns bear interest at 1-month JIBOR plus 1.4% per annum. We have not drawn on this facility as of April 20, 2011.

Bank Mandiri Loan Facilities

On September 18, 2007, we obtained a five-year unsecured credit facility from Bank Mandiri amounting to Rp2,000.0 billion for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the signing date of the agreement. On September 27 and December 27, 2007, we made the first and second loan drawdowns totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintaining certain financial ratios. On September 27, 2008 and September 25, 2009, we paid the first and second semi-annual installment amounting to Rp200.0 billion each. On March 23, 2009, we entered into an agreement with Bank Mandiri to amend the definitions of “EBITDA”, to insert new definitions for “Debt”, “Equity”, and “Group” and to change the ratio of Debt to Equity in the loan agreement governing this loan facility. On September 27, 2010, we paid the third annual installment amounting to Rp300.0 billion under this facility.

On July 28, 2009, we entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000.0 billion for general corporate purposes. The loan bears interest at an average rate of 3-month JIBOR plus 4.00% per annum. On July 31, 2009, the Company drew down Rp1,000.0 billion from this credit facility. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years from the first drawdown, (b) 15% of the total loan drawdowns in the third and fourth years from the first drawdown, and (c) 50% of the total loan drawdowns in the fifth year after the signing of the agreement. Voluntary early repayment (in whole or for any part of the loan) is permitted, subject to a 2% penalty of the prepaid amount. Based on the loan agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On May 20, 2010, we received a letter from Mandiri regarding the change of interest rate from average 3-month JIBOR plus 4.00% per annum to average 3-month JIBOR plus 2.25% per annum, effective on May 31, 2010. On July 30, 2010, we paid the first annual installment amounting to Rp100.0 billion. On November 15, 2010, we made an early repayment of this credit facility amounting to Rp900.0 billion.

Bank DBS Indonesia Loan Facility

On November 1, 2007, we obtained a five-year credit facility from Bank DBS Indonesia for Rp500.0 billion for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.7% on the first year and 10.4% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual interest rate of three-month certificates of Bank Indonesia plus 1.5% per annum; all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. Based on the loan agreement, we have agreed to certain covenants, including maintaining certain financial ratios. On January 31, 2008, we drew down Rp500.0 billion from the facility. On March 25, 2009, we entered into an agreement with Bank DBS Indonesia to insert new definitions for “Debt”, “EBITDA”, “Equity”, and “Group” and to change the ratio of Debt to Equity in the loan agreement governing this loan facility. On January 30, 2009, we paid the first annual installment amounting to Rp50.0 billion, On March 25, 2009, the Company amended the credit facility agreement based on the consent letter received on February 27, 2009. The amendment included changes in the definition of certain terms and the financial ratios required to be maintained. On February 1, 2010, we paid the second annual installment amounting to Rp50.0 billion. On October 30, 2010, we made an early repayment of this credit facility amounting to Rp400.0 billion.

HSBC

On November 27, 2007, we signed two unsecured facility agreements with HSBC France and one unsecured facility agreement with The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC Jakarta”) to finance our new telecommunications satellite. These combined export credit and commercial financing facilities consist of the following:

•

a 12-year term facility agreement amounting to US$157.2 million to finance the payment of 85.0% of the French Content under the Palapa-D satellite contract, plus 100% of the COFACE Premium, as such terms are defined in the facility agreement. The loan bears fixed annual interest at a fixed rate of 5.69% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010, and March 29, 2011, we paid the first, second and third semi-annual installments amounting to US$7.9 million each;

•

a 12-year term facility agreement amounting to US$44.2 million to finance the payment of 85.0% of the amounts payable under the Launch Service Contract (as defined in the term facility agreement) with respect to our Palapa D Satellite. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 0.35% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010 and March 29, 2011, we paid the first, second and third semi-annual installments amounting to US$2.2 million each; and

•

a nine-year Commercial Facility Agreement amounting to US$27.0 million to finance the construction and launch of the satellite and the payment of the premium associated with the medium-long term buyer credit insurance policy issued in connection with the Sinosure Facility. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 1.45% per annum, which is payable semi-annually. On November 27, 2009 we paid the first semi-annual installment amounting to US$1.4 million. On May 27 and November 29, 2010, we paid the second and third semi-annual installments, respectively, amounting to US$1.4 million each.

The facilities contain certain financial covenants. On March 18, 2009, we entered into agreements with HSBC France and HSBC Jakarta to amend the definitions of “Debt”, “EBITDA”, and “Equity” and the ratio of Debt to Equity in our COFACE Term Facility Agreement, Sinosure Term Facility Agreement and Commercial Facility Agreement, as applicable. According to the agreement, we are required to maintain: (i) equity capital in excess of Rp5,000.0 billion, (ii) a debt to equity ratio not to exceed 2.5:1, (iii) an EBITDA to interest ratio not to be less than 2.5:1, and (iv) a Debt to EBITDA ratio not to exceed 3.5:1.

In addition, on December 4, 2009, we entered into a Corporate Facility Agreement with HSBC to finance short term working capital needs. The facility consists of a combined limit in the amount of US$30.0 million and a revolving loan in the amount of US$30.0 million. We have not drawn on this facility as of April 20, 2011.

ING/DBS Syndicated Loan Facility

On June 12, 2008, we entered into a US$450.0 million syndicated loan facility with 13 banks and financial institutions, with ING Bank N.V., Singapore Branch and DBS Bank Ltd. serving as arrangers. The amount of interest to be paid on the outstanding amount of the loan will be the aggregate of (i) the applicable margin of 1.85% per annum for non-Indonesian lenders or 1.90% per annum for lenders resident in Indonesia and

(ii) LIBOR. The repayment of the loan drawdowns will be made in semi-annual installments commencing June 12, 2011. On February 24, 2009, we entered into an agreement with the majority lenders to amend the definitions of “Debt”, “EBITDA”, and “Equity” and the ratio of Debt to Equity in our ING/DBS Syndicated Loan Facility. Pursuant to the terms of the ING/DBS Syndicated Loan Facility agreement, as amended by the deed of amendment, we have agreed to certain covenants, including but not limited to the following maintenance covenants:

•	a ratio of total debt to EBITDA of less than 3.5 to 1;

•	a total debt to equity ratio of 2.5 to 1; and

•	a ratio of EBITDA to interest expense, as reported as at the end of each financial year and as at the end of each of first three quarters of our financial year, of at least 2.5 to 1.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a)25% of the total loan drawdowns in the third year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns on the sixth month after the first repayment date, (c) 8% each of the total loan drawdowns on the 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns on the 24th month after the first repayment date.

On September 26 and October 30, 2008, the Company received the first and second drawdowns from this credit facility totaling US$450.0 million. As of December 31, 2010, the outstanding balance owed on this facility totaled US$450.0 million.

AB Svensk Exportkredit (“SEK”) Loan Facility Guaranteed by Export Kredit Namnden (“EKN”)

On August 18, 2009, we obtained credit facilities from SEK, guaranteed by EKN, an export credit agency of the Kingdom of Sweden, for the maximum total amount of US$315,000,000 to be used for the purchase of Ericsson telecommunication equipment, with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), Hong Kong and The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.), Hong Kong Branch as the original lenders and arrangers, while HSBC Bank PLC, London, United Kingdom acted as the facility agent and EKN agent. On September 2, 2009, the original lenders transferred such rights and obligations to SEK, pursuant to the terms of the agreement.

The credit facilities consist of facilities A, B and C with maximum amounts of US$100.0 million, US$155.0 million and US$60.0 million, respectively. Facility A bears interest at LIBOR plus 0.25% per annum, together with SEK funding costs and an EKN premium margin. Facility B and Facility C bear interest at 0.05% per annum plus 2.60% per annum plus the EKN Premium Margin. The repayment of each of facilities A, B and C shall be made in fourteen installments starting six months after May 31, 2009, February 28, 2010 and November 30, 2010, respectively. Based on the agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios, which are substantially the same as the covenants under the ING/DBS Syndicated Loan Facility. In addition, we are required to maintain a minimum consolidated equity of at least Rp5,000.0 billion. As of March 31, 2011, we have already drawn US$100.0 million, US$155.0 million and US$60.0 from facilities A, B and C, respectively.

On November 30, 2009, May 27, 2010 and November 30, 2010, the Company paid the first, second and third semi-annual installments, respectively, for Facility A amounting to US$7.1 million each. On August 28, 2010 and February 28, 2011, the Company paid the first and second semi-annual installment for Facility B amounting to US$11.1 million each.

Lintasarta

Lintasarta’s long-term debt comprises of certain investment credit facilities from CIMB Niaga Tbk, formerly PT Bank Niaga Tbk and unsecured limited bonds. As of December 31, 2010, the investment credit facility from CIMB Niaga totaled Rp94.9 billion, and the outstanding bonds totaled Rp42.0 billion.

Investment Credit Facility V. On July 10, 2007, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp50.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate for one-month certificates of Bank Indonesia plus 2.25% per annum. We commenced quarterly repayment of the principal on October 10, 2008 in the amount of Rp5.0 billion. Such repayments are payable each quarter until January 10, 2011.

Investment Credit Facility VI. On February 24, 2009, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp75.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the annual rate of 14.5%, subject to change by CIMB Niaga based on the market condition. We commenced quarterly repayments of the principal on May 24, 2010 in the amount of Rp7.5 billion. Such repayments are payable each quarter until August 24, 2012. As of December 31, 2010, Lintasarta has fully drawn this credit facility.

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

Limited Bonds II. On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66.2 billion. The limited bonds represent unsecured bonds which were originally set to mature on June 14, 2009 and bore interest at the floating rates determined using the average 3 month rupiah time deposit rates with PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a fixed premium of 3.0%. The maximum limit of the floating rates was 19.0% per annum and the minimum limit was 11.0% per annum. The interest is payable on a quarterly basis starting September 14, 2006. The proceeds of the limited bonds were used for capital expenditure to expand Lintasarta’s telecommunications peripherals.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the limited bonds.

On June 14, 2009, Lintasarta paid a portion of the Limited Bonds amounting to Rp6.2 billion. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60.0 billion to June 14, 2012 and to increase the minimum limit of the floating interest rates 12.75%. On August 25, 2009, the Limited Bonds II agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized.

Dividend Practice

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2008, 2009 and 2010 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2007, 2008 and 2009, respectively. We intend to continue paying dividends in such amount to allow us to meet sound financial governance and investor expectations.

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

Capital Expenditures

Historical Capital Expenditures

From January 1, 2008 through December 31, 2010, we had capital expenditures totaling Rp29,441.4 billion (US$2,972.9 million). With these funds, we primarily purchased equipment and services from foreign suppliers in connection with the development of our cellular network. We had capital expenditures of Rp5,515.0 billion (US$613.4 million) during the year ended December 31, 2010, with such investment predominantly focused on expansion of our cellular coverage through the addition of 1,755 base transceiver stations.

Capital Expenditures for 2011

Under our capital expenditure program for our various businesses, our planned capital expenditures are less than the amounts spent in each of 2008 and 2009 but slightly more than 2010, as instead focus on optimizing and enhancing the capacity and quality of our existing cellular, fixed and MIDI network and telecommunications infrastructure. For the years ended December 31, 2008, 2009 and 2010, our actual consolidated capital expenditures totaled Rp12,341.9 billion, Rp11,584.5 billion and Rp5,515.0 billion (US$613.4 million), respectively. During 2011, we intend to allocate US$794.5 million for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2011 for capital expenditure commitments in prior periods, will result in approximately US$1,053.8 million total actual capital expenditures for 2011. We intend to allocate our capital expenditures for 2011 as follows:

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

The foregoing amounts represent our budgeted investment plans; actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately at least 20.0% of our budget.

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

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2011

Please see Note 2—Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 19 for a discussion of new accounting standards that will become effective subsequent to December 31, 2010 and their anticipated impact on our consolidated financial statements for the current and future periods.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2008, 2009 and 2010, we did not conduct significant research and development activities.

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

In January 2011, the Company introduced an organizational restructuring which forms part of our transformation program that began in 2009 to increase the Company’s productivity and improve our longer-term operating results. The Company is offering special compensation packages to employees who meet certain criteria as determined by the Company and who opt to end their employment relationship with the Company as part of such organizational restructuring under the VSS Program. IAS 37 on the Provisions, Contingent Liabilities and Contingent Assets requires us to disclose the total number of employees who participate in the program and the compensation paid; however, we have not disclosed this information in this annual report as it could lead to a precipitate presumption on the outcome of the program since the Company is still currently offering the program to its employees.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2010, we had contractual obligations in the amount of US$1,635.3 million in US$ denominated contracts and Rp12,133.9 billion in Indonesian rupiah-denominated contracts. The US$ denominated contractual obligations require payments totaling US$373.6 million in 2011, US$365.5 million from 2012 to 2013 and US$121.2 million from 2014 to 2015 and US$775.0 million from 2016 and thereafter. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp2,304.1 billion in 2011, Rp3,918.0 billion from 2012 to 2013, Rp2,678.0 billion from 2014 to 2015 and Rp3,233.8 billion from 2016 and thereafter.

	Payments due by the period December 31
	Total		2011		2012-2013		2014-2015		2016 and thereafter
	Rp	US$	Rp	US$	Rp	US$	Rp	US$	Rp	US$
	(Rp in billions and US$ in millions)
Contractual obligations:
Loans payable(1)	3,091.7	886.6	634.9	283.6	2,456.8	356.8	—	121.2	—	125.0
Bonds payable(1)	7,492.0	650.0	1,100.0	—	1,372.0	—	2,678.0	—	2,342.0	650.0
Purchase obligations	569.2	90.0	569.2	90.0	—	—	—	—	—	—
Other non-current liabilities and other non-current financial liabilities	981.0	8.7	—	—	89.2	8.7	—	—	891.8	—

Total contractual cash obligations	12,133.9	1,635.3	2,304.1	373.6	3,918.0	365.5	2,678.0	121.2	3,233.8	775.0

(1)	These amounts exclude the related contractual interest obligations and have been calculated under the assumption that the options related to any loans and bonds payable are not exercised.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards.

Board of Commissioners

Our Board of Commissioners consists of ten members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be nominated by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market and Financial Institution Supervisory Agency, or BAPEPAM-LK, and Indonesia Stock Exchange rules, four commissioners have been designated as Independent Commissioners: George Thia Peng Heok, Alexander Rusli, Soeprapto S.IP and Chris Kanter. As of April 20, 2011, our Board of Commissioners consisted of ten members as listed below:

Name	Age	Commissioner Since	Position
Abdulla Mohammed S.A. Al Thani	51	2008	President Commissioner
Dr. Nasser Mohammed Marafih	50	2008	Commissioner
Parikesit Suprapto	59	2011	Commissioner
Richard Farnsworth Seney	56	2009	Commissioner
Rachmat Gobel	48	2008	Commissioner
Rionald Silaban	45	2008	Commissioner
George Thia Peng Heok	62	2008	Independent Commissioner
Alexander Rusli	40	2010	Independent Commissioner
Soeprapto S.IP	64	2005	Independent Commissioner
Chris Kanter	58	2010	Independent Commissioner

Set forth below is a short biography of each of our Commissioners.

Sheikh Abdulla Mohammed S.A Al Thani has been the President Commissioner since August 2008. Sheikh Abdulla is currently the Chairman of the Board of Directors of Qtel. In his capacity as Chairman, he has helped enhance Qtel’s corporate governance system to ensure Qtel is directed and controlled in line with international practices, thereby reinforcing both corporate accountability and the sustained creation of shareholder whealth. Sheikh Abdulla has also overseen the restructuring and regional expansion of Qtel. After Qtel’s acquisition of Kuwait-based Wataniya, in what was considered at that time to be the largest telecommunications deal in the Arab world, Sheikh Abdulla was appointed Chairman of Wataniya. Sheikh Abdulla previously held several high profile positions in Qatar including Chief of the Royal Court (Amiri Diwan) from 2000 to 2005. He also served as a member of the Qatari Planning Council from 2001 to 2004. A certified pilot instructor by way of the British Royal Air Force, Sheikh Abdulla has an extensive background in both the military and in aviation. He completed his studies at the Senior Army War College, Carlisle Barracks in the United States of America.

Dr. Nasser Mohammed Marafih has been a Commissioner at Indosat since August 2008 and is the Chairman of the Remuneration and Budget Committee. He began his career at Qatar Telecom (Qtel) in 1992 as an expert advisor from the University of Qatar and was subsequently appointed in 1994 as the Director of Strategic Planning and Development and finally to his current role as Chief Executive Officer in 2002. In this capacity, Dr Marafih has participated in a number of high-level government committees and is a member of the Board of Directors of a number of Qtel subsidiaries. He also sits on the Board of Directors of the GSM Association. Dr. Marafih helped guide Qtel through its transformation into a global company and he played a key role in Qtel’s major acquisition. Dr. Marafih served as a lecturer and assistant professor in the Electrical Engineering

Department of the University of Qatar. Dr. Marafih holds a Bachelor of Science in Electrical engineering, a Master of Science and a Ph.D. in Communication Engineering, all from George Washington University in the United States. has been a member of the Institute of Electrical and Electronics Engineers Inc. for over ten years.

Parikesit Suprapto has been a Commissioner since February 2011. He currently serves as Deputy Minister of State-Owned Enterprises for Services but has previously held various positions, including as Deputy Minister of State-Owned Enterprises for Banking and Financial Industry from 2008 to 2010, Expert Advisor on Small Enterprises for the Minister for State-Owned Enterprises from 2006 to 2008, Assistant to the Deputy Minister of State Owned Enterprises in Restructuring and Privatization of Financial and Construction Industry from 2002 to 2005 and Director of the Restructuring and Privatization of the Directorate General State-Owned Enterprise of the Ministry of Finance from 2001 to 2002. Mr. Suprapto received a Bachelor’s degree in Corporate Economy from Sekolah Tinggi Manajemen Industri, Jakarta in 1980, a Master’s Degree in Economic Development from Indiana University in the United States in 1990 and a Doctoral Degree in Economic Development from the University of Notre Dame in the United States in 1995.

Richard Farnsworth Seney has been a Commissioner since June 2009. Mr. Seney has served as Chief Operating Officer of Qtel International (QI) from 2007 to the present, President and Chief Executive Officer of MCT Corp. (including predecessors) from 1992 to 2007, Executive Vice President and General Manager of MCT Investors, L.P. from 1987 to 2002, and Executive Vice President and Chief Financial Officer of Charisma Communications Corporation from 1985 to 1992. Mr. Seney received a Bachelor degree in Commerce from the University of Virginia McIntire School of Commerce.

Rachmat Gobel has been a Commissioner since August 2008. He currently is the Chairman of the Gobel Group of companies that has operations in manufacturing, trading, services, integrated logistics management as well as food and hospitality, including industrial catering. Gobel Group is the Indonesian joint venture partner of Matsushita Electric Industrial Co., Ltd., a global leader in electronics and electrical goods under the brand name of Panasonic. He also serves as Vice Chairman of the Board of Advisors of the Indonesian Chamber of Commerce and Industry (KADIN), the Vice Chairman of the Employers Association of Indonesia (APINDO), the Chairman of the Federation of Electronic & Telematics Association (F.GABEL) and was appointed as a member of the National Innovation Committee by President Susilo Bambang Yuhoyono. Mr. Gobel graduated with a Bachelor of Science degree in International Trade from Chuo University, Tokyo in 1987 and was awarded an Honorary Doctorate Degree from Takushoku University, Tokyo, Japan in 2002. In 2009, he received the prestigious “Distinguished Engineering Award in Manufacturing Technology” from the Agency for the Assessment and Application of Technology (BPPT). Mr. Gobel is also actively involved in numerous social activities, including the Indonesian Olympic Committee and the Indonesian Red Cross.

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

George Thia Peng Heok has been an Independent Commissioner and Chairman of the Audit Committee since June 2008. Mr. Thia currently serves as Director/Consultant in Asiainc Private Limited. In the past he has held several positions including as Consultant/Director, Strategic Advisory Private Limited from 2003 to 2006, Executive Chairman, MediaStream Limited from 1999 to 2003, Director/Consultant, Phoenix Capital Private Limited from 1995 to 1998, Executive Chairman, Asia Matrix Limited from 1993 to 1995, Managing Director,

Lum Chang Securities Private Limited from 1991 to 1993, Managing Director, Sun Hung Kai Securities Private Limited from 1989 to 1991, Managing Director, Merrill Lynch International Bank Limited from 1987 to 1989, Executive Director/Partner, Kay Hian Private Limited from 1985 to 1987 and Managing Director, Morgan Grenfell (Asia) Limited from 1975 to 1985. Mr. Thia is a Certified Public Accountant and a Fellow Member of both the Chartered Association of Certified Accountants (United Kingdom) and the Singapore Institute of Directors.

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

Soeprapto S.IP has been an Independent Commissioner and a member of the Audit Committee since June 2005. In the past, Mr. Soeprapto has held several positions, including as Assistant Personnel to the Army Chief of Staff of the Republic of Indonesia from 2000 to 2001, and currently serves as Commissioner of PT Sawit Kaltim Lestari from 2010. Mr. Soeprapto earned a degree in Political Science from the Terbuka University, Jakarta and participant of the Regular Course (KRA 29) in 1996 at the Indonesian National Resiliance Institute (LEMHANAS).

Chris Kanter has been Independent Commissioner since January 2010. Mr. Kanter currently serves as Chairman and Founder of Sigma Sembada Group, a major turnkey contractor with transportation and logistics arms. He had been Vice President for Investment, Telecommunication, Information-Technology, Transportation and Tourism of the Indonesian Chamber of Commerce and Industry (KADIN Indonesia) from 1994 to 2010. He has recently been reappointed for a further five year term to 2015 as Vice Chairman Board Advisor. He has also recently appointed as Vice Chairman of APINDO (Indonesia Employer Association) and Chairman of the Board of Founders of the Swiss German University. Mr. Kanter has also held a number of roles in the Indonesian Government and has been closely involved with The Policy Package for Improving Investment Climate in Indonesia and also served as member of the Consultative Congress (MPR) of the Republic of Indonesia from 1998 to 2002 and recently appointed by the President of the Republic of Indonesia as member of the National Economic Council (KEN) reporting directly to the President. Mr. Kanter is a graduate of the Faculty of Engineering, Trisakti University, Indonesia.

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

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be nominated by the holder of the one Series A share. As of April 20, 2011, our Board of Directors consisted of five members as listed below:

Name	Age	Director Since	Position
Harry Sasongko Tirtotjondro	51	2009	President Director & Chief Executive Officer
Fadzri Sentosa	47	2007	Director & Chief Wholesale and Infrastructure Officer
Peter Wladyslaw Kuncewicz	57	2009	Director & Chief Financial Officer
Stephen Edward Hobbs*	60	2009	Director & Chief Technology Officer
Hans Christiaan Moritz*	57	2011	Director & Chief Technology Officer
Laszlo Imre Barta	42	2010	Director & Chief Commercial Officer

*

Pursuant to the Extraordinary General Meeting of Shareholders convened on February 8, 2011, the Shareholders have discharged Stephen Edward Hobbs as of April 30, 2011 and appointed Hans Christiaan Moritz as his replacement beginning on May 1, 2011.

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

Hans Christiaan Moritz was appointed as Director and Chief Technology Officer in February 2011 and assumed his duties as of May 1, 2011. Mr. Moritz has 22 years experience in the Mobile Telecom industry and has previously held various positions, including Head Corporate Project Officer at Vodafone India from 2009 to 2011, Group Operations Director Africa/Chief Technology Officer at Zain from 2006 to 2009, Chief Technology Officer at Zain Uganda from 2004 to 2006, Chief Operating Officer at KPN Internet, from 2003 to 2004, General Manager of the Business Unit Broadband Network at KPN Telecom from 2001 to 2003, Chief Operating Officer at BASE and from 1998 to 2000, Operations Director Asia (based in Indonesia) at KPN Asia from 1994 to 1997. Mr. Moritz received a Master degree in Mathematics in 1986 and various Bachelor degrees, i.e Electronics in 1978, Feedback and Control Systems in 1984 and Water Management in 1984.

Laszlo Imre Barta has been a Director and Chief Commercial Officer since May 1, 2010. He was formerly the Deputy Chief Marketing Officer of Grameenphone in Bangladesh. He spent more than four years at Grameenphone in Bangladesh, during which time he developed and led the rollout of the business market strategy, established and led the SME department, and served as Sales Director. Prior to being seconded to Grameenphone by the Telenor Group, Mr. Barta was at Pannon GSM in Hungary, where he headed the Corporate Clients department. Before Pannon, Mr. Barta was with Ericsson Hungary where he led the sale of handsets and accessories to local Hungarian mobile operators. He joined Ericsson from Philip Morris, where he started his career in Sales. Mr. Barta received a Postgraduate Award in Management Studies from the Szamalk Open Business School, Budapest in 2004 and has degrees in Accounting and Landscape Architecture & Engineering from Hungarian universities.

Stephen Edward Hobbs has been a Director and Chief Technology Officer since June 2009. Mr. Hobbs has assumed the role of CTO for Asiacell in Iraq for the first nine months of its operation, following its CPA license award between 2003 and 2004. Mr. Hobbs has been previously engaged in independent consulting practice, supporting key clients such as Virgin Management, United Kingdom, C&W, United Kingdom, Wataniya Telecom (Kuwait) and Sapient (United Kingdom/United States), supporting the areas of technology, development and strategy. Mr. Hobbs has experience as Chief Engineer of C&W Mobile, CTO Asia, CTO Global Mobile, Vice President Mobile and ASP services (C&W Global) until 2001, as a pioneer in small antenna satellite systems and an expert in security programs in wireless environments. He has over three decades of international management experience in the telecommunications and technology industries across Europe and Asia. Mr. Hobbs was a Petty Officer Radio Electrician (Royal Navy) at Cable & Wireless Telecommunication.

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

Compensation of Commissioners and Directors

For their services, our Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The net amount of remuneration paid to our Commissioners and Directors for the year ended December 31, 2010, including basic compensation and short and long-term incentives, was Rp39.5 billion (US$4.4 million).

The remuneration of our Directors is determined by the Board of Commissioners, pursuant to a delegation of authority by the shareholders in a general meeting. In making its determination, the Board of Commissioners must consider any recommendations provided by our Remuneration Committee and must report the determination to our shareholders at the annual general meeting of shareholders. Since 2006, semi-annual incentives were eliminated and we introduced a Restricted Share Unit plan as a long-term incentive for Commissioners and an Economic Profit Sharing Plan for Directors which is divided into cash bonus payment as short-term incentive and Restricted Share Unit Plan as long-term incentive.

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

For the year ended December 31, 2010, we, Lintasarta and IM2 incurred a total expense of Rp193.1 billion for pension, post-retirement benefits (i.e., benefits under Labor Law 13) and post-retirement healthcare for our employees. As of December 31, 2010, we and Lintasarta also recognized total prepaid pension costs of Rp113.3 billion, while we, Lintasarta and IM2 recognized total accrued liability of post-retirement benefits and post-retirement healthcare of Rp844.8 billion. For more information about our pension plan, including the total amount set aside to provide pension, retirement or similar benefits, see Note 17 and Note 24 to our audited consolidated financial statements.

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

Meetings of our Board of Commissioners must be held at least once every three months, or when deemed necessary by the President Commissioner or upon request of at least one-third of the total members of the Board of Commissioners. A meeting of the Commissioners may make lawful and binding decisions only if a majority of the Commissioners are present or represented. At any meeting each Commissioner is entitled to one vote and, in addition, may cast one vote for each Commissioner he is representing. A Commissioner may be represented at a meeting of the Commissioners only by another Commissioner appointed pursuant to a power of attorney. Except as otherwise provided in our Articles of Association, resolutions of the Board of Commissioners must be adopted by deliberation and consensus. If no agreement is reached through this method, resolutions must be passed by a simple majority of the Commissioners. In the event of a tie vote, the proposal is deemed rejected unless the matter concerns an individual, in which case the President Commissioner may cast the deciding vote. The Board of Commissioners may adopt lawful and binding decisions without convening a meeting of the Commissioners if all of the members of the Board of Commissioners approve and sign the decision.

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

The Board of Directors must obtain written approval from the Board of Commissioners to: (i) purchase and/or sell shares of other companies in the capital markets; (ii) enter into, commit to enter into, amend and/or terminate a license agreement or cooperation, joint venture, management and similar agreement with other enterprises or parties; (iii) purchase, dispose, sell, pledge or encumber all or part of the business, title to or the fixed or other assets of the Company (including any interest therein); (iv) cease to collect and write-off accounts receivable from the books as well as supplies of goods; (v) bind the Company as guarantor (borg or avalist) or in any other way in which the Company becomes liable to another party’s debt obligation, whether by an agreement to take over another party’s debt, an agreement to grant financing to another party to purchase goods or services, or by the purchase of shares, capital participation, advance payment or loan to pay in full another party’s debt; (vi) accept or grant or commit to grant medium/long-term loans and accept or grant non-operational short-term loans (except for granting loans to a subsidiary and/or employees of the Company which have been approved pursuant to applicable internal procedures); (vii) conduct the expenditure of capital goods in 1 (one) transaction or an inter-related transaction with a nominal value higher than the permitted value determined by the Board of Commissioners from time to time; (viii) issue bonds or other securities than can be converted into shares; (ix) propose the issuance of new shares of the Company; (x) provide an indemnity to or otherwise guarantee the obligation of any person; (xi) determine and/or change the Company’s management structure; (xii) make a new business plan or change the business plan; (xiii) change the accounting, financial, or tax practice and system of the Company or its subsidiary; (xiv) change the Company’s name; (xv) approve the financial statement provided to the shareholders in the GMS; (xvi) determine the annual budget of the Company and the annual budget of a subsidiary; (xvii) carry out capital participation or dispose capital participation of the Company in other enterprises that are not carried out through the capital markets; (xviii) establish a subsidiary or approve the relinquishment or the reduction of its interest, whether directly or indirectly, in each of the subsidiaries, or take over the shares in any company or relinquish any shares in any company; (xix) take any corporate action or investments related to any subsidiary of the Company; (xx) use any right of the shareholders in a Company’s subsidiary, or any other company in which the Company has a share participation; (xxi) approve the payment of any bonus or similar payment to the Company’s employees or change the remuneration structureof employees; (xxii) undertake a merger, consolidation, acquisition or separation, each as defined under the law No. 40 of 2007 on Limited Liability (as amended from time to time); (xxiii) establish or change the Company’s asset liability management policy; (xxiv) establish or change standing delegations among members of the Board of Directors relating to signing authority limits for expenditures, assets purchases and sales, loans and other commitments; and (xxv) engage in any other material transaction or matters as may be determined by the Board of Commissioners from time to time having a value of the lower of 5.0% (five percent) or more of total revenue or 2.5% (two and half percent) or more of our non-current assets on a consolidated basis as set out in our audited consolidated financial statements. The Board of Commissioners shall be obligated to determine thresholds in respect of the actions referenced to in (i) to (viii), (x) and (xxi) above and shall be entitled to change such thresholds from time to time. In the event actions are taken within the applicable threshold, then the approval from the Board of Commissioners’ is not required. In granting a written approval for the actions above, the Board of Commissioners must observe prevailing capital markets regulations.

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

On June 5, 2008, George Thia Peng Heok was appointed as Chairman of the Audit Committee. On January 29, 2010, Chris Kanter was elected to our Audit Committee. As of December 31, 2010, the members of our Audit Committee were George Thia Peng Heok (Chairman), Soeprapto S.IP, Chris Kanter, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon. BAPEPAM-LK regulations require at least two outside persons to serve as members of the Audit Committee: Kanaka Puradiredja and Unggul Saut Marupa Tampubolon serve as the independent outside members of our Audit Committee. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners and is attached hereto as Exhibit 15.14.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. On January 29, 2010, Alexander Rusli was elected to our Remuneration Committee. As of December 31, 2010, the members of our Remuneration Committee were Dr. Nasser Mohammed Marafih (Chairman), Alexander Rusli and Soeprapto S.IP. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluates potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2010, the members of our Risk Management Committee were Rachmat Gobel (Chairman), George Thia Peng Heok, Jarman and Rionald Silaban. Following the Company’s Extraordinary General Meeting of Shareholders, as of February 8, 2011, the members of our Risk Management Committee are Rachmat Gobel (Chairman), George Thia Peng Heok, and Rionald Silaban. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Budget Committee

Our Budget Committee assists the Board of Commissioners in performing the Board’s supervisory and advisory duties by reviewing and giving its recommendations to the Board in relation to the Company’s strategic plans, the annual work plan and budget (which includes the capital expenditure plan). As of December 31, 2010, the members of our Budget Committee were Dr. Nasser Marafih (Chairman), George Thia Peng Heok, Richard Farnsworth Seney and Jarman. Following the Company’s Extraordinary General Meeting of Shareholders, as of February 8, 2011, the members of our Budget Committee are Dr. Nasser Marafih (Chairman), George Thia Peng Heok and Richard Farnsworth Seney.

Employees

As of December 31, 2010, on a consolidated basis, we employed 6,694 employees, 4,838 of whom were permanent employees and 1,856 of whom were non-permanent employees. As of December 31, 2010, excluding seconded employees, our subsidiaries employed approximately 1.005 permanent employees. As of December 31, 2010, our permanent employees included 787 managerial-level employees (employees with the rank of manager or higher) and 3,046 non-managerial employees, compared to 735 managerial-level employees and 3,152 non-managerial employees as of December 31, 2009, and 772 managerial and 3,221 non-managerial employees as of December 31, 2008. Our turnover rate for employees during 2010 was 2.37% per annum. As a result, as of December 31, 2010, our employees had worked for us for an average of 13.07 years.

In January 2011, the Company introduced an organizational restructuring which forms part of our transformation program that began in 2009 to increase the Company’s productivity and improve our longer-term operating results. The Company is offering special compensation packages to employees who meet certain criteria as determined by the Company and who opt to end their employment relationship with the Company as part of such organizational restructuring under the VSS Program. IAS 37 on the Provisions, Contingent Liabilities and Contingent Assets requires us to disclose the total number of employees who participate in the program and the compensation paid; however, we have not disclosed this information in this annual report as it could lead to a precipitate presumption on the outcome of the program since the Company is still currently offering the program to its employees.

We provide a number of benefits to our employees, including a pension plan, medical benefits, life insurance, income tax allowances and access to a cooperative established by the employees.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat, or SPI (Union). On September 15, 2006, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and health, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes. This collective labor agreement was renewed on December 31, 2010. We believe we maintain a good relationship with the union. As stipulated by Article 7.3 of the collective labor agreement, we conduct meetings with the union at least once every 3 months.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2010, we insured 2,343 permanent employees through a fully-funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10.0% to 13.33% of their base salaries to the plan. We then make a contribution to the plan equivalent to 50% of each employee’s contribution.

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

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2010, our issued and fully paid capital was divided into 1 Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. The Government, through the Ministry of State-Owned Enterprises, owns the 1 Series A share and has special voting rights, and owns 776,624,999 Series B shares representing 14.29% of our shares. Qtel Asia owns 3,031,528,000 Series B shares and 500,528,600 Series B shares underlying our American Depositary Shares, or a total of 3,532,056,600 Series B shares representing 65% of our shares. SKAGEN AS owns 7,000,000 Series B shares and 270,824,400 Series B shares underlying our American Depositary Shares, or a total of 277,824,400 Series B shares representing 5.11% of our shares. As of December 31, 2010, 82,868,450 of our ordinary shares underlying our American Depositary Shares, representing in aggregate approximately 1.52% of our outstanding shares, and 764,559,050 Series B shares representing 14.07% of our shares were held by the public. Because many of our Series B shares and American Depositary Shares were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.

The following table sets forth information as of December 31, 2010 regarding (i) persons known to us to own more than 5.0% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	Qtel Asia(1)	3,532,056,600	65.00
Series B	Government	776,624,999	14.29
Series B	SKAGEN AS	277,824,400	5.11
Series B	Fadzri Sentosa	*	*

*	Less than 1.0%
(1)	Qtel Asia is wholly owned by Qtel.

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

Skagen AS

In September 2010, we were informed by SKAGEN AS, a Norwegian investment company with eleven mutual funds under management, that through certain purchases of our ADSs, it owns more than 5% of our shares. As of December 31, 2010, SKAGEN AS owns approximately 5.11% of our shares.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and Qtel Asia, and entities that are related to or owned or controlled by the Government and Qtel Asia. The most significant of these transactions include cash and cash equivalents in the amount of Rp1,615.6 billion deposited in state-owned banks as of December 31, 2010 operating revenues from Telkom amounting to Rp587.4 billion and cost of services to the Ministry of Communication and Information Technology amounting to Rp1,939.4 billion. For further information on interest rate in relation to our outstanding loans, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers. For a discussion of some of significant transactions entered into with related parties, see Note 25 of our consolidated financial statements included elsewhere in this annual report.

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

On May 5, 2004, we received the Supreme Court’s verdict No. 1610K/PDT/2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction. The court’s judgment required us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date and on December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion to the Central Jakarta District Court. Furthermore, in January 2005, we filed a motion for reconsideration against the Supreme Court’s verdict. As of April 20, 2011, the Supreme Court has not issued a verdict for the reconsideration.

In order to recover the amount we paid to Primkopparseni, we initiated a new action in the Central Jakarta District Court asserting that the Primkopparseni members’ meeting at which the members decided to proceed with the dispute against us was invalid. On January 19, 2005, the Central Jakarta District Court held that such members’ meeting was unlawful, but did not require Primkopparseni to compensate us, prompting us and Primkopparseni to file an appeal of that decision with the Jakarta High Court on February 1, 2005. The Jakarta High Court through its decision No. 483 / PDT / 2005 / PT.DKI decided in our favor by ruling that such meeting was unlawful, but, on the other hand, did not require Primkopparseni to compensate us. We and Primkopparseni appealed to the Supreme Court to ask for compensation for the costs of legal fees and injury to our brand name, but the Supreme Court declined our appeal on August 13, 2008 through its decision No. 229/K/PDT/2008. Since we did not take any further legal action with respect to the Supreme Court’s decision, this case is now final and binding.

Based on Qtel’s Schedule TO dated as of January 20, 2009 and filed with the SEC on January 20, 2009, on November 19, 2007, the KPPU, decided that Temasek Holdings, Pte. Ltd., a company incorporated under the laws of Singapore (“Temasek”), jointly with Singapore Technologies Telemedia Pte. Ltd. (“ST Telemedia”), STT, Asia Mobile Holding Company Pte. Ltd. (“AMHC”), AMH, ICLM, ICLS, Singapore Telecommunications Ltd., a company incorporated under the laws of Singapore (“SingTel”), and Singapore Telecom Mobile Pte. Ltd., a company incorporated under the laws of Singapore (“SingTel Mobile”), were in violation of the Indonesian competition laws and ordered Temasek, jointly with the STT, AMHC, AMH, ICLM, ICLS and SingTel (the “Temasek Affiliated Entities”), to divest their share ownership in either Telkomsel or Indosat within two years, effective from the date the judgment became legally enforceable. Indonesian competition laws state that business agents are prohibited from owning majority shares in a number of similar companies which conduct business in the same market if such ownership results in one or a group of business agents controlling over 50.0% of the market share of one kind of good or service. Temasek and other relevant parties filed an appeal against the KPPU’s judgment in the Central Jakarta District Court. In a Decision and Order dated May 9, 2008, the Central Jakarta District Court upheld and corrected the ruling by the KPPU, and ordered Temasek and the Temasek Affiliated Entities to divest their holdings in either Telkomsel or Indosat within twelve months after the Central Jakarta District Court judgment became legally enforceable. The decision of the Central Jakarta District Court was appealed to the Supreme Court. On September 10, 2008, the Supreme Court rejected the appeal and corrected the Central Jakarta District Court’s decision as follows, among others: (1) declaring that Temasek, jointly with the Temasek Affiliated Entities was in violation of Article 27 point (a) of Law No. 5 of 1999; (2) ordering Temasek, jointly with the Temasek Affiliated Entities, to terminate their cross-ownership of shares in Telkomsel and Indosat by transferring its shares in either Telkomsel or Indosat, within twelve months from the date the decree became legally enforceable; or reduce 50.0% of its share ownerships in each of Telkomsel and Indosat by no later than twelve months from the date the court’s decision is legally enforceable; and (3) ordering Temasek, jointly with the Temasek Affiliated Entities, to determine the company that they will relinquish their shares from and to relinquish the voting rights and the rights to appoint the directors and commissioners in either Telkomsel or Indosat until the relinquishment of all of their shares or the reduction of 50.0% of their shares in each of Telkomsel and Indosat as stipulated in point (2) above. On June 22, 2008, Qtel acquired all of the Temasek Affiliated Entities’ 40.81% share ownership in Indosat. Temasek and the STT, AMHC, AMH, SingTei and ICLM as well as ICLS filed a motion for reconsideration, but based on the Supreme Court’s official website, the motion for the reconsideration wa rejected under the decision No. Reg. 128 PK/PDT.SUS/2009 dated May 5, 2010. Therefore, Temasek and the STT, AMHC, AMH, SingTei and ICLM as well as ICLS are obliged to pay the fine in amount of Rp15 billion to KPPU.

A series of class action lawsuits were also filed against us and Telkomsel in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court relating to Temasek Holding’s prior cross ownership of shares in Indosat and Telkomsel, which is alleged to have caused high price fixing of telecommunications services that harmed to the public. On October 31, 2007, a group of consumers of cellular telephones in Indonesia filed suit in the District Court of Bekasi demanding, among other remedies, Rp1,231.7 billion in compensation for losses allegedly suffered. We are also a defendant in a similar class action suit filed in the Tangerang District Court on December 19, 2007 (the “Tangerang Class Action”). The plaintiffs represent our customers and the customers of Telkomsel and XL throughout Indonesia who used the Simpati, Mentari, Kartu As, IM3, Kartu Halo, Matrix, Jempol, Xplor, and Bebas services and are demanding compensation amounting to Rp30,808.7 billion, among other remedies. On April 22, 2008, we received notification that we, Temasek Holdings, ST Telemedia, STT, AMH, ICLM, ICLS, SingTel, SingTel Mobile, Telkomsel, Telkom and the Ministry of State-Owned Enterprises, were defendants in another class action filed in the Central Jakarta District Court (the “Central Jakarta Class Action”). The plaintiffs represent customers of Telkomsel, Indosat and XL and have asserted allegations similar to that of the Tangerang Class Action. The plaintiffs are demanding compensation amounting to Rp30,808.7 billion, among other remedies. In July 2008, we were notified that the class action in the Bekasi District Court was revoked by the plaintiffs and the class action in the Central Jakarta District Court was merged with the Tangerang Class Action. The class action suit in the Tangerang District Court was postponed by the judges pending resolution of an appeal to the Supreme Court by the plaintiffs from the class action filed in Central Jakarta District Court. On March 27, 2009, we were informed that the Supreme Court issued a decision on January 21, 2009 revoking the Central Jakarta District Court decision and ordering the Central Jakarta District Court to continue with the class action. On December 22, 2009, Indosat submitted a proposal in the mediation process asserting that no evidence of customers’ loss has been presented during STT’s ownership. At the same time, Indosat is preparing a claim of inadequacy of representation as well as a response to the lawsuit. On January 5, 2010 the defendants were given the right to provide arguments regarding the legal standing of the class representation under the Class Action Lawsuit Procedure. On January 27, 2010, the Judges ruled that that the Central Jakarta Class Action lawsuit was unacceptable and ordered the plaintiffs and defendants to stop the case because (i) the plaintiffs refused to prove their legal standing and (ii) two members of the plaintiffs’ class did not qualify to stand as class representatives. The period for appeal having lapsed on March 18, 2010, the decision of the Central Jakarta District Court dated January 27, 2010 is now final and binding.

On March 22, 2010, the trial of the Tangerang Class Action continued, but the plaintiffs failed to appear. On May 3, 2010, the Company submitted a demurrer and on May 24, 2010, the judges ruled that the class action filed with the Tangerang District Court was unacceptable because the plaintiffs were not serious in filing the lawsuit and the plaintiffs failed to prove their legal standing for qualification as class representatives. Since the time limit to file an appeal lapsed on July 21, 2010, the decision of the Tangerang District Court dated May 24, 2010 is final and binding.

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

During tax audits and assessments of our tax payments for 2004 and 2005 by the Tax Office for State-Owned Enterprises (the “Tax Office”), on December 4, 2006 and March 27, 2007, respectively, we were notified that our withholding tax for interest paid on intercompany loans for Indosat Finance Company B.V. and Indosat International Finance Company B.V. relating to our US$300.0 million principal amount Guaranteed Notes 2010 and US$250.0 million principal amount Guaranteed Notes 2012, respectively, should be 20.0%, rather than 10.0%. Based on advice from our tax advisors and our understanding of Indonesian law, we believe that our original calculations of withholding tax are accurate and submitted objection letters to the Tax Office regarding these assessments. On February 18, 2008 and June 4, 2008, we received Decision Letters from the Directorate General of Taxation rejecting our objections to our assessed tax payments for 2004 and 2005 in the amount of Rp60,493 million and Rp82,126 million, respectively. On May 14, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction of the income tax article 26 for fiscal year 2004. On May 25, 2010, the Company received the Decision Letter from the Tax Court which declined the Company’s objection to the correction of the 2004 income tax article 26. The Company charged the tax correction to current operations, which was presented as part of “Other Income (Expenses)—Others—Net”.

We are also currently disputing an assessment of tax overpayment for fiscal year 2005 with the Tax Office. On March 27, 2007, we received an assessment letter for tax overpayment, indicating that the Directorate General of Taxation approved the refund of an overpayment of 2005 corporate income tax amounting to Rp135,766 million, which amount is lower than the amount of Rp176,645 million that we recognize. We filed an objection with the Tax Office on June 22, 2007 and claimed for the difference amounting to Rp40,879 million. On May 27, 2008, we received a Decision Letter from the Directorate General of Taxation which partially accepted our objection, but only for the amount of Rp2,725 million. On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection on the 2005 corporate income tax. On October 29, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155 million, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010.

On December 24, 2008, we received the Decision Letter from the Directorate General of Taxation which increased the overpayment amount by Rp84,650 million in the assessment letter on tax overpayment for fiscal year 2004, which amount was lower than the amount stated in an earlier Decision Letter received on July 4, 2008. On January 21, 2009, we filed suit objecting to the discrepancy in the amount of tax overpayment during fiscal year 2004. With respect thereto, on November 17, 2009 the Tax Court revoked the Directorate General of Taxation’s assessment letter No. KEP-539/WPJ.19/BD.05/2008, dated December 24, 2008. On March 17, 2010, the Directorate General of Taxation issued a decision favorable to the Company, informing it that the tax overpayment for fiscal year 2004 should be Rp126,403 million instead of Rp84,650 million, which would entitle the Company to get a refund of the difference, amounting to Rp41,753 million. The Company then subsequently received the payment of such tax refund amounting to Rp41,753 million from Directorate General of Taxation on April 13, 2010.

On June 8, 2009, the Company received the assessment letter on tax underpayment (“SKPKB”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 million (including penalties and interest) . The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 million which was charged to current operations in 2009. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. On July 15, 2010, the Company received the Decision Letter No.KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. As of April 20, 2011, the Company has not received any decision from the Tax Court on such appeal.

On June 8, 2009, the Company also received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 million and Rp40,307 million (including penalties and interests), respectively. On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction of the Satelindo’s 2002 and 2003 income tax article 26. On July 16, 2010, the Company received the Decision Letters No.KEP-367/WPJ.19/BD.05/2010 and KEP-368/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction of the Satelindo’s 2002 and 2003 income tax article 26. On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. As of April 20, 2011, the Company has not received any decision from the Tax Court on such appeal.

On September 7, 2009, the Company received the Decision Letter No.KEP-335/WPJ.19/BD.05/2009 from the DGT which declined the Company’s objection to the remaining corrections of the 2006 corporate income tax. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections of the Company’s 2006 corporate income tax. As of April 20, 2011, the Company has not received any decision from the Tax Court on such appeal.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 million (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund claim for on the Company’s corporate Income Tax for fiscal year 2005 amounting to Rp38,155 million. On January 7, 2011, the Company paid the remaining amount of Rp41,863 million.

We are not involved in any other material cases, including civil, criminal, bankruptcy, state administration cases or arbitration cases in the Indonesian National Board of Arbitration or labor cases in Industrial Relation Court which may materially affect our performance.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2008, 2009 and 2010 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2007, 2008 and 2009, respectively. We intend to continue paying dividends in such amount to allow us to meet sound financial governance and investor expectations.

Item 9: THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange, or the JSX, and the Indonesian Stock Exchange, or the IDX. All reported prices prior to December 3, 2007 are from the JSX and all reported prices after December 3, 2007 are from the IDX, following its commencement of operation:

	Price per Share
	High	Low
	(in Rp)
Calendar Year
2006	6,750	4,050
2007	9,900	5,600
2008	8,750	3,950
2009	5,950	4,200
2010	6,300	4,400

Financial Quarter
First Quarter 2009	5,900	4,200
Second Quarter 2009	5,950	4,850
Third Quarter 2009	5,700	5,050
Fourth Quarter 2009	5,700	4,600
First Quarter 2010	6,200	4,700
Second Quarter 2010	6,150	4,775
Third Quarter 2010	5,500	4,400
Fourth Quarter 2010	6,300	5,100

Month
October 2010	6,300	5,600
November 2010	6,100	5,400
December 2010	5,850	5,100
January 2011	5,650	4,875
February 2011	5,050	4,800
March 2011	5,300	4,975
April 2011 (through April 20, 2011)	5,450	5,250

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange, or the NYSE.

Price per ADS
	High	Low
(in US$)
Calendar Year
2006	38 71/128	21 13/16
2007	51 13/16	30 13/64
2008	47 1/64	16
2009	30 47/128	16 189/256
2010	35 37/64	24 7/32

Financial Quarter
First Quarter 2009	26 1/4	16 95/128
Second Quarter 2009	26 83/128	20 127/128
Third Quarter 2009	28 45/128	24 37/128
Fourth Quarter 2009	30 47/128	24 9/32
First Quarter 2010	33 123/128	25 97/256
Second Quarter 2010	34 3/16	25 31/32
Third Quarter 2010	30 59/128	24 7/32
Fourth Quarter 2010	35 37/64	28 1/64

Month
October 2010	35 37/64	30 29/32
November 2010	33 91/128	30 39/128
December 2010	32 1/4	28 1/64
January 2011	31 1/64	27 9/64
February 2011	28 41/128	27 3/64
March 2011	30 33/128	27 37/64
April 2011 (through April 20, 2011)	31 5/64	30 5/64

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

Overview of the IDX

There are currently two daily trading sessions for regular and negotiable markets from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions for regular and negotiable market on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m. There is only one cash market trading session from Monday to Thursday, 9.30 a.m to 12.00 noon and Friday, 9.30 a.m to 11.30 a.m. Trading on the IDX is based on an order-driven market system. Investors must contact brokerage companies, or IDX members, that will execute their orders through the IDX trading system. Trading on the IDX can only be done by IDX members who are registered as members of the Indonesian Clearing and Guarantee Corporation, or KPEI. A brokerage company may also buy and sell securities for its own account. No limitation of share ownership by foreign investors or foreign institutions exists through direct placement or through trading on the IDX, except for banking institutions, which may only be 99.0% foreign owned.

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

Trading on the NYSE

The Bank of New York serves as depositary, or the Depositary, with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of December 31, 2010, 17,084,429 ADSs, representing 15.72% of our common stock, were outstanding in the United States and there were 50 registered owners of our ADSs.

Item 10: ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2010, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,433,933,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

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

Common Stock

The following is a summary of the material rights and restrictions related to the common stock of Indosat based upon applicable provisions of Indonesian law and provisions of our Articles of Association, which were amended on January 28, 2010 and approved by the Minister of Law and Human Rights of Indonesia on February 25, 2010. This description does not purport to be complete and is qualified by reference to the Articles of Association and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles of Association.

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

The Board of Directors or the Board of Commissioners may convene an extraordinary general meeting of shareholders and must convene such a meeting upon receipt of written notice from a shareholder or shareholders representing at least 10.0% of the subscribed shares of Indosat. Upon receipt of such written notice, within 22 days of the date such written notice is accepted, the Board of Directors shall discuss, resolve, and if the Board of Directors have resolved to convene such extraordinary meeting of shareholders, the Board of Directors shall announce notice of the extraordinary meeting of shareholders at the latest 14 days prior to the invitation of the extraordinary meeting of shareholders without counting the announcement date and the invitation date. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Directors shall announce invitation to the extraordinary meeting of shareholders. If the Directors fail to provide notice of such a meeting, the shareholders concerned can re-submit their notice to the Board of Commissioners. Upon receipt of such notice, within 22 days of the date such notice is accepted, the Board of Commissioners shall discuss, resolve, and if the Board of Commissioners have resolved to convene such extraordinary meeting of shareholders, the Board of Commissioners shall announce notice to the extraordinary meeting of shareholders at the latest 14 days (excluding notification date and invitation date) prior to the invitation of the extraordinary meeting of shareholders. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Commissioners shall announce invitation to the extraordinary meeting of shareholders. If the Board of Commissioners fails to make notice of the extraordinary meeting of shareholders within 22 days as of the receipt of such request, the shareholders concerned may call such meeting at the expense of Indosat after obtaining approval from the Chairman of District Court.

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

A resolution regarding a reduction of the authorized or subscribed capital must be published by the Board of Directors in at least two daily newspapers, one of which is in the Indonesian language having a national circulation, and the other in the English language, for the benefit of creditors within the period at the latest of seven days after the date of the general meeting of shareholders. In case a quorum for the extraordinary general meeting is not reached, within ten to twenty-one days from the original extraordinary general meeting a second meeting may be held to decide on matters which were not resolved at the first meeting. The second meeting can result in a valid and binding decision if attended by at least three-fifths of the shareholders and be approved by more than half of the shareholders with voting rights. Amendments related to a reduction of capital only become effective upon the approval of the Ministry of Law and Human Rights of Indonesia.

Transactions with Affiliates

It is the policy of Indosat not to enter into transaction with affiliates unless the terms thereof are no less favorable to Indosat than those which could be obtained by Indosat on an arm’s length basis from an unaffiliated third party.

Under BAPEPAM-LK regulations and Article 19 of our Articles of Association, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of common stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before Indosat was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM-LK Rule No. IX.E.1 to mean the difference between Indosat’s interests, on the one hand, and the personal economic interests of the members of our Board of Commissioners, Board of Directors or our majority shareholders (a holder of 20.0% or more of our issued shares) of Indosat in one transaction which may impose losses on us . A conflict of interest also exists under BAPEPAM-LK rules when members of the Board of Commissioners, Board of Directors or a controlling shareholder of Indosat is involved in a transaction in which their personal interests may be in conflict with the interest of Indosat, unless otherwise excepted by BAPEPAM-LK regulations.

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

Material Contracts

On July 30, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our fixed local telecommunications network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make local, long-distance and international calls between our fixed local telecommunications network and Telkomsel’s cellular mobile network. We amended this agreement through the first amendment No. Telkomsel: AMD.2283/LG.05/PD-00/XII/2007—No Indosat: 029/C00-CC0/LG/07 dated December 2007, the second amendment No. Telkomsel: AMD.339/LG.05/PD-00/III/2008—No. Indosat: 004/C00-CC0/LGL/08 dated March 3, 2008 and the third amendment No.Telkomsel: 1762/LG.05/PD-00/XI/2010 and No. Indosat: 011/C00-C0AA/LGL/10 dated November 1, 2010.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our cellular wireless network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party, which enable each party’s customers to make interconnection calls of various types between our cellular wireless network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement as stipulated in first amendment No. Telkom 47/HK.820/DCI-A1000000/2008—No. Indosat 021/C00-CC0/LGL/2008 dated March 31, 2008 and second amendment No. Telkom 123/HK.820/DCI-A1000000/2009—No. Indosat007/C00-C0A/LGL/2009 dated December 30, 2009 and the third amendment as stipulated in the form of mutual office minutes No. Telkom Tel.024/YN.000/DCI-A1050000/2011—No. Indosat 003/C00-C0H/LGL/2011dated January 31, 2011.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our fixed telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make local, long-distance and international calls between our fixed telecommunications network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement through the first amendment No Telkom 48/HK.820/DCI-A1000000/2008—No Indosat 020/C00-CC0/LGL/2008 dated March 31, 2008, the second Amendment No Telkom 125/HK.820/DCI-A1000000/2009—No Indosat 006/C00-COA/LGL/2009 dated December 30, 2009 and the third amendment as stipulated in the form of mutual office minutes No Telkom Tel.025/YN.000/DCI-A1050000/2011—No Indosat 002/C00-C0H/LGL/2011 dated January 31, 2011.

On December 19, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our cellular mobile network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make or receive interconnection calls of various types between our cellular mobile network and Telkomsel’s cellular mobile network. The agreement is automatically renewed every two years but can be unilaterally terminated by either party upon three month’s written notice. We amended the agreement through the first amendment No Telkomsel: AMD.233/LG.05/PD-00/II/2008 and No. Indosat: 003/C00-CC0/LGL/08 dated February 18, 2008 and through the second amendment No. Telkomsel : 1392/LG.05/PD-00/IX/2010 and No. Indosat: 009/C00-C0AA/LGL/10 dated September 7, 2010.

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

On July 29, 2010 we, through Indosat Palapa Company B.V. (“Indosat Palapa”) issued guaranteed Notes 2020 with a total face value of US$650.0 million. The notes were issued at 99.478% of their principal amount and mature on July 29, 2020. The notes bear interest at the fixed rate of 7.375% per annum payable in semi-annual installment due on January 29 and July 29 of each year, commencing January 29, 2011.

On February 10, 2011, we entered into a three-year unsecured time loan revolving facility agreement with BCA, amounting to Rp1,000 billion. For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

Tower Lease Agreements

To comply with the Minister of Communication and Information Regulation No. 02/PER/M.KOMINFO/2008 in conjunction with The Joint Decree of Minister of Communication and Information, Minister of Internal Affairs, Minister of Public Work and Head of Coordination Investment Board concerning Guidelines For Construction And Utilization Of Joint Telecommunication Towers, we have entered into tower lease agreements with several tenants, as follows:

On January 29, 2010 we entered into a tower lease agreement with PT Hutchison CP Telecommunications (“HCPT”), pursuant to which HCPT intends to lease the towers of Indosat at basic service (without civil, mechanical and electrical components). The term of this agreement is 12 years and can be extended for a minimum of six years thereafter, unless HCPT intends to terminate the agreement with prior written notice submitted within one month before the end of the agreement.

On April 15, 2010 we entered into a tower lease agreement with PT Natrindo Telepon Seluler (“NTS”), pursuant to which NTS intends to lease the towers of Indosat at basic service (without civil, mechanical and electrical components). The term of this agreement is 10 years and can be extended automatically for the same period of the initial term, unless NTS intends to terminate the agreement with prior written notice submitted within 90 days before the end of the agreement.

On May 24, 2010 we entered into a tower lease agreement with PT XL Axiata (“XL”), pursuant to which XL intends to lease towers of Indosat at basic service (without civil, mechanical and electrical components). The term of this agreement is 10 years and can be extended for a minimum of five years unless XL intends to terminate the agreement with prior written notice submitted within 120 days before the end of the agreement.

On June 3, 2010 we entered into a tower lease agreement with PT Berca Global Access (“BERCA”), pursuant to which BERCA intends to lease the towers of Indosat at basic service (without civil, mechanical and electrical components). The term of this agreement is 10 years and can be extended for a minimum of six years unless BERCA intends to terminate the agreement with prior written notice submitted within one month before the end of the agreement.

On February 4, 2011, we entered into a tower lease agreement with PT Daya Mitra Telekomunikasi (“Mitratel”), pursuant to which Mitratel intends to lease the towers of Indosat at basic service (without civil, mechanical and electrical components) and reserves the right to re-lease it to PT Telekomunikasi Indonesia Tbk Group with full services (including civil, mechanical and electrical components). The term of this agreement shall be 10 years period and can be extended for a minimum of five years based on mutual consent of the parties.

On February 10, 2011, we entered into a memorandum of agreement with PT First Media Tbk (“FM”), pursuant to which FM leased Indosat’s tower with full services (including civil, mechanical and electrical components). The term of this memorandum of agreement is five years and can be extended for a minimum of five years period based on mutual consent of the parties.

A copy, summary and/or translation of the above agreements are filed as Exhibits 4.2 through 4.11, 15.2, 15.4, 15.11, 15.12, and 15.15 through 15.26 attached hereto.

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

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding ADSs or shares of common stock is urged to consult its own tax advisor.

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

For taxable years beginning before January 1, 2013, “qualified dividend income” received by an individual is subject to federal income taxation at rates lower than those applicable to other types of ordinary income. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income” provided that applicable holding period requirements with respect to the ADSs or common stock and other applicable requirements are satisfied by such U.S. Holders. Dividends paid by a foreign corporation that is classified as a passive foreign investment company, or PFIC, are not “qualified dividend income.” See “—Passive Foreign Investment Company Status” below.

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

Taxation of Capital Gains and Losses. Subject to the discussion under “Passive Foreign Investment Company Status” below, a U.S. Holder will generally recognize a taxable gain or loss on the sale, exchange or other disposition of ADSs or shares of common stock in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such holder’s adjusted tax basis in such ADSs or shares of common stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of common stock have been held for more than one year. For non-corporate U.S. Holders, the U.S. income tax rate applicable to the net long-term capital gain recognized for a year upon a sale, exchange or other disposition of ADSs or shares of common stock is currently 15.0% for taxable years beginning before January 1, 2013. Deposit and withdrawal of common stock in exchange for ADSs by a U.S. Holder will not result in a realization of gain or loss for U.S. federal income tax purposes.

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

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-US persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs or shares of common stock.

Documents on Display

Any material which is filed as an exhibit to this annual report on Form 20-F with the U.S. Securities and Exchange Commission is available for inspection at our offices. See “Item 4: Information on the Company—Principal Registered Offices.”

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks primarily from changes in interest rates, changes in foreign currency exchange rates, and equity price risk on the value of our long-term investments. To manage our foreign exchange and interest rate risks, we have entered into interest rate swap contracts, cross currency swap contracts and other transactions aimed at reducing and/or managing the adverse impact of changes in foreign exchange and interest rates on our operating results and cash flows. We enter into such transactions to minimize risk without engaging in speculative practices. We account for these instruments as transactions not designated as hedges, wherein changes in the fair value are charged or credited directly as expenses or income for the relevant year. We also convert surplus Indonesian rupiah funds to U.S. dollars on a regular basis in amounts necessary to meet our U.S. dollar expenses.

Interest Rate Sensitivity

As of December 31, 2010, most of our debt outstanding was at fixed rates. The following table provides information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debt and bonds payable, the table presents principal cash flows and related interest rates by expected maturity dates. The information presented in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2010; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on one-month Certificate of Bank Indonesia and three month JIBOR on December 2010 plus a margin; and (iii) interest rates for long-term debts in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

		Outstanding Balance as at December 31, 2010		Expected Maturity Date as of December 31
	Interest Rate	Foreign Currency	Rupiah Equivalent	2011	2012	2013	2014	2015	2016 and Thereafter	Total
		(In USD million)	(In Rp billion)	(in Rp billion)
Assets
Variable rate
Time deposits and deposits on call
Rp	2.5% – 10.00%	—	945.2	945.2	—	—	—	—	—	945.2
USD	0.05% – 4.75%	94.2	846.6	846.6	—	—	—	—	—	846.6

Total Assets		94.2	1,791.8	1,791.8	—	—	—	—	—	1,791.8

Liabilities
Loans payable
Fixed rate
Rp
Principal		—	434.3	—	—	434.3	—	—	—	434.3
Interest	Fixed rate of 8.75% p.a.	—	—	38.0	38.0	19.0	—	—	—	95.0
USD
Principal		295.3	2,654.8	374.6	340.4	395.0	340.4	340.4	864.0	2,654.8
Interest	Fixed rates, ranging from 4.15% p.a. – 5.69% p.a.	—	—	124.1	106.8	90.3	73.8	57.3	85.1	537.4
Variable rate
Rp
Principal		—	2,657.4	634.9	2,022.5	—	—	—	—	2,657.4
Interest	Floating rate of 3-month JIBOR + 1.5% – 2.25%	—	—	210.0	125.7	—	—	—	—	335.7
USD
Principal		591.3	5,316.7	2,175.0	852.0	1,620.7	204.7	204.7	259.6	5,316.7
Interest	Floating rates of 6-month LIBOR + 0.35% – 2.87%		—	94.9	61.8	51.7	30.0	22.4	19.9	280.7
Bonds payable
Fixed rate
Rp
Principal			7,450.0	1,100.0	—	1,330.0	2,358.0	320.0	2,342.0	7,450.0
Interest	Fixed rates, ranging from 10.2% p.a. – 16.0% p.a.		—	753.7	687.7	619.5	468.2	285.9	853.4	3,668.4
USD
Principal		650.0	5,844.1	—	—	—	—	—	5,844.1	5,844.1
Interest	7.38%		—	431.0	431.0	431.0	431.0	431.0	2,155.0	4,310.0
Variable rate
Rp
Principal			42.0	—	42.0	—	—	—	—	42.0
Interest	Maximum of 19% p.a. and Minimum of 12.75% p.a.		—	5.4	2.6	—	—	—	—	8.0

Total Liabilities		1,536.6	24,399.3	5,941.6	4,710.5	4,991.5	3,906.1	1,661.7	12,423.1	33,634.5

Net Cash Flows		(1,442.4)	(22,607.5)	(4,149.8)	(4,710.5)	(4,991.5)	(3,906.1)	(1,661.7)	(12,423.1)	(31,842.7)

In addition, as of December 31, 2010, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. During the period between January 1, 2008 through December 31, 2010, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,151 per U.S. dollar to a high of Rp8,924 per U.S. dollar, and, during 2010, ranged from a low of Rp9,365 per U.S. dollar to a high of Rp8,888 per U.S. dollar. On December 31, 2010, the prevailing Bank Indonesia exchange rate was Rp8,991 per U.S. dollar. As a result, we recorded a loss on foreign exchange-net of Rp885.7 billion in 2008, a gain of Rp1,656.4 billion in 2009 and a gain of Rp492.4 billion (US$54.8 million) in 2010.

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

The information presented in the table has been determined based on assumptions that the exchange rate for U.S. dollars is based on the Indonesian Central Bank Rate on December 31, 2010 of Rp8,991 per US$1.00. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including a further depreciation of the Indonesian rupiah in future periods.

	Expected Maturity Date as of December 31,
	Foreign Currency	2011	2012	2013	2014	2015	2016 and Thereafter	Total
	(US$ in millions)				(Rp in billion)
Assets:
Cash and cash equivalents(1)
US$ denominated	111.8	1,005.1	—	—	—	—	—	1,005.1
Accounts receivable
US$ denominated	116.1	1,043.6	—	—	—	—	—	1,043.6
Derivative assets
US$ denominated	7.7	69.3	—	—	—	—	—	69.3
Other current financial assets
US$ denominated	1.7	15.4	—	—	—	—	—	15.4
Due from related parties
US$ denominated	0.1	—	1.1	—	—	—	—	1.1
Other non-current financial assets
US$ denominated	1.4	—	12.8	—	—	—	—	12.8

Total Assets	238.8	2,133.4	13.9	—	—	—	—	2,147.3

Liabilities:
Accounts payable—rade
US$ denominated	32.8	294.8	—	—	—	—	—	294.8
Procurement payable
US$ denominated	246.6	2,217.3	—	—	—	—	—	2,217.3
Accrued expenses
US$ denominated	46.3	416.0	—	—	—	—	—	416.0
Deposits from customers
US$ denominated	1.5	13.3	—	—	—	—	—	13.3
Derivative liabilities
US$ denominated	23.9	215.4	—	—	—	—	—	215.4
Other current financial liabilities
US$ denominated	0.1	0.6						0.6
Other current liabilities
US$ denominated	6.1	55.0	—	—	—	—	—	55.0
Loans payable including current maturities
US$ denominated	886.6	2,549.6	1,192.4	2,015.7	545.1	545.1	1,123.5	7,971.4
Bonds payable including current maturities
US$ denominated	650.0	—	—	—	—	—	5,844.2	5,844.2
Other non-current liabilities
US$ denominated	8.7	—	78.5	—	—	—	—	78.5

Total Liabilities	1,902.6	5,762.0	1,270.9	2,015.7	545.1	545.1	6,967.7	17,106.5

Net Cash Flows	(1,663.8)	(3,628.6)	(1,257.0)	(2,015.7)	(545.1)	(545.1)	(6,967.7)	(14,959.2)

(1)	Cash and cash equivalents consist of cash on hand, cash in banks and time deposits.

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by economic conditions in Indonesia.

Foreign Currency Swap Contracts

As of December 31, 2010, we maintained foreign currency swap contracts that we entered between 2005 and 2008. From 2008 to 2009, we settled the remainder of our structured currency forward contracts with three separate international financial institutions. As of December 31, 2010, we had hedging facilities amounting to US$275.0 million, representing 17.9% of our U.S. dollar-denominated bonds and loans as of December 31, 2010.

As of December 31, 2010, we have outstanding foreign currency contracts under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates. However, in the event that the Indonesian rupiah appreciates against the U.S. dollar, we would recognize losses on such transactions, which could have a material and adverse effect on our financial condition.

Interest Rate Swap Contracts

As of December 31, 2010, we maintained interest rate swap contracts that we entered into between 2008 to 2009 with respect to US$478.3 million in aggregate in which we agreed to make fixed interest rate payments in exchange for a six-month U.S. dollar LIBOR-linked floating rate plus either 0.35%, 1.45% or 1.85% per annum in order to hedge the interest rate risks on our HSBC Sinosure and HSBC Commercial satellite financing agreements and our ING/DBS Syndicated Loan, respectively.

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

Fees to be made by the Depositary to Us

The depositary has agreed to reimburse certain of our expenses related to our ADS program and incurred by us in connection with the program. The depositary reimbursed to us, or paid amounts on our behalf to third parties, or waived its fees and expenses, in the gross amount of US$222,697.21 for the year ended December 31, 2010.

The table below sets forth the types of expenses that the depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2010 that were reimbursed:

Type of Fees	Amount
Printing costs	$0.00
New York Stock Exchange Listing Fee	$54,083.96
Costs related to ADS program	$49,363.26
Total	$103,447.22

The depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary has waived or paid directly to third parties relating to the year ended December 31, 2010:

Type of Fees	Amount
Mailing, printing and service fees and expenses	$0.00
Meeting-related expenses	$4,116.16
Fees and expenses related to the administration of the ADS program	$115,133.83
Total	$119,249.99

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2010, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2010, or the Evaluation Date, our management, including our President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were sufficient to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our President Director and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. Our Board of Directors conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Based on this criteria, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

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

Purwantono, Suherman & Surja, a member firm of Ernst & Young Global Limited, the independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on internal control over financial reporting as of December 31, 2010. This attestation report is set forth on page 3 of our consolidated financial statements attached hereto.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that each of George Thia Peng Heok and Kanaka Puradiredja constitute an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about George Thia Peng Heok, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Commissioners.”

Item 16B: CODE OF ETHICS

We have adopted a Code of Ethics that applies to all employees, including our Board of Directors. We have posted this Code of Ethics on our website at www.indosat.com, where it is publicly available. A copy of our Code of Ethics was filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2009. We have issued a Guide to the implementation of PT Indosat Tbk’s Code of Ethics on November 20, 2010 as a reiteration of the Board of Directors Decree No.002/DIREKSI/2007 on the Code of Ethics.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2008 and 2009 and the fees paid to Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2010:

	2008	2009	2010
	(in US$)
Audit fees(1)	1,963,307	2,330,298	2,287,934
Audit-related fees(2)	953,962	1,279,708	1,543,584
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

Total Fees	2,917,269	3,610,006	3,831,518

(1)

Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, PT Indosat Mega Media, PT Aplikanusa Lintasarta, PT Starone Mitra Telekomunikasi and PT Artajasa Pembayaran Elektronis and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

Audit-related fees in 2008, 2009 and 2010 primarily consist of fees for performing limited reviews of our interim financial information including those of our subsidiaries and for performing services in connection with our bond issuances in 2008, 2009 and 2010.

(3)	Tax fees represent fees for professional services related to tax compliance and tax planning / advisory consultation.
(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

These professional services are covered within the scope of audit services as defined by the Commission’s regulations.

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

Unlike the requirements set forth in the NYSE listing standards, our Audit Committee does not have direct responsibility for the appointment, retention and compensation of our external auditor. Our Audit Committee can only recommend the appointment of the external auditor to the Board of Commissioners, and the Board of Commissioner’s decision is subject to shareholder approval as required by Indonesian law. A copy of our Audit Committee’s written charter can be found on our website at www.indosat.com and is attached hereto as Exhibit 15.14.

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

Item 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19: EXHIBITS

(a)	Index to Consolidated Financial Statements

	Report of Independent Registered Public Accounting Firm	F-2-F-3
	Consolidated Statements of Financial Position as of January 1, 2009 and December 31, 2009 and 2010	F-4-F-6
	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2008, 2009 and 2010	F-7- F-8
	Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2008, 2009 and 2010	F-9-F-11
	Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2009 and 2010	F-12-F-13
	Notes to Consolidated Financial Statements for the Years ended December 31, 2008, 2009 and 2010	F-14-F-137

(b)	Index to Exhibits

1.1	Notarial Deed No. 118 Relating to the Amendment and Restatement of the Articles of Association, dated June 11, 2009(1)

1.2	Notarial Deed No. 123, Relating to the Amendment of the Articles of Association, dated January 28, 2010(1)

4.1	Form of Non-Compete Agreement(4)

4.2

Agreement for Network Interconnection for Indosat’s Fixed Local Telecommunication Network between and Telkomsel’s Cellular Mobile Network, dated July 30, 2007 and its Amendments dated December 19, 2007(2), March 30, 2008(1) and November 1, 2010.

4.3	Agreement for Network Interconnection for Cellular Mobile Network between Indosat and Telkomsel, dated December 19, 2007 and its Amendments dated February 18, 2008(2) and September 7, 2010.

4.4

Agreement for Network Interconnection for Indosat’s Cellular Mobile Network and Telkom’s Fixed Local Telecommunication Network, dated December 18, 2007 and its Amendments dated March 31, 2008(2), December 30, 2009(1) and January 31, 2011.

4.5

Agreement for Network Interconnection for Fixed Telecommunication Network between Indosat and Telkom, dated December 18, 2007 and Amendments dated March 31, 2008(2), December 30, 2009(1) and January 31, 2011.

4.6	Tower Lease Agreement between Indosat and PT Hutchison CP Telecommunications dated January 29, 2010

4.7	Tower Lease Agreement between Indosat and PT Natrindo Telepon Seluler dated April 15, 2010

4.8	Tower Lease Agreement between Indosat and PT XL Axiata dated May 24, 2010

4.9	Tower Lease Agreement between Indosat and PT Berca Global Access dated June 3, 2010

4.10	Tower Lease Agreement between Indosat and PT Daya Mitra Telekomunikasi dated February 4, 2011

4.11	Memorandum of Agreement between Indosat and PT First Media Tbk dated February 10, 2011

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics, dated January 24, 2007(4)

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1

Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility(5) and its Amendment on March 20, 2009(2)

15.2	Trustee Agreement for the Fifth Indosat Bonds, dated May 9, 2007(3) and its Amendment on May 4, 2009(1)

15.3	Credit Agreement with Goldman Sachs International dated May 30, 2007(3)

15.4	Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 9, 2007(3) and its Amendment on May 4, 2009(1)

15.5	Credit Agreement with Bank Central Asia, dated August 28, 2007(3), its Amendment on October 30, 2007(3) and on February 12, 2009(2)

15.6	Credit Agreement with Bank Mandiri, dated September 18, 2007(3) and its Amendment on March 23, 2009(2)

15.7	Credit Agreement with Bank DBS Indonesia, dated November 1, 2007(3) and its Amendment on March 25, 2009(2)

15.8	Sinosure Term Facility Agreement with HSBC France, dated November 27, 2007(2) and its Amendment on March 18, 2009(2)

15.9	COFACE Term Facility Agreement with HSBC France, dated November 27, 2007(2) and its Amendment on March 18, 2009(2)

15.10	Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated November 27, 2007(2) and its Amendment on March 18, 2009(2)

15.11	Trustee Agreement for the Sixth Indosat Bonds, dated March 17, 2008(3) and its Amendment on May 4, 2009(1)

15.12	Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated March 17, 2008(3) and its Amendment on May 4, 2009(1)

15.13	Syndicated Loan Facility with ING/DBS, dated June 12, 2008(2) and its Amendment on February 24, 2009(2)

15.14	Revised Audit Committee Charter, dated April 27, 2011

15.15	Credit Agreement with Bank of Central Asia, dated September 17, 2008(2)

15.16	Deed of Amendment of Trustee Agreement for the Second Indosat Bonds, dated May 4, 2009(1)

15.17	Deed of Amendment of Trustee Agreement for the Third Indosat Bonds, dated May 4, 2009(1)

15.18	Deed of Amendment of Trustee Agreement for the Fourth Indosat Bonds, dated May 4, 2009(1)

15.19	Deed of Amendment of Trustee Agreement for the Syariah Ijarah Bonds, dated May 4, 2009(1)

15.20	Credit Agreement with Bank Central Asia, dated June 8, 2009(1)

15.21	Credit Agreement with Bank Mandiri, dated July 28, 2009(1)

15.22	EKN Facility Agreement with HSBC Hongkong and ABN Amro Bank Hongkong, dated August 18, 2009(1)

15.23	Trustee Agreement for the Seventh Indosat Bonds, dated November 25, 2009(1)

15.24	Trustee Agreement for the Fourth Syari’ah Ijarah Bonds, dated November 25, 2009(1)

15.25	Indenture dated July 29, 2010 covering our Guaranteed Notes 2020

15.26	Time Loan Revolving Credit Facility Agreement with Bank Central Asia, dated February 10, 2011

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on June 1, 2010.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on April 15, 2009.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 5, 2008.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 10, 2007.
(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.

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

Date: May 18, 2011

PT INDOSAT TBK

By:	/s/ Harry Sasongko Tirtotjondro
Name:	Harry Sasongko Tirtotjondro
Title:	President Director and Chief Executive Officer

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

JANUARY 1, 2009 AND DECEMBER 31, 2009 AND 2010

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-1030/PSS/2011

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated statements of financial position of PT Indosat Tbk (“the Company”) and its subsidiaries as of January 1, 2009 and December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2008, 2009 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of January 1, 2009 and December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2008, 2009 and 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2.g to the consolidated financial statements, the Company changed its method of accounting for leases effective January 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PT Indosat Tbk and its subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2011 expressed an unqualified opinion thereon.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 20, 2011

Report of Independent Registered Public Accounting Firm

Report No. RPC-1031/PSS/2011

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited PT Indosat Tbk (“the Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PT Indosat Tbk and its subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, PT Indosat Tbk and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PT Indosat Tbk and its subsidiaries as of January 1, 2009 and December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2008, 2009 and 2010, and our report dated April 20, 2011 expressed an unqualified opinion thereon.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 20, 2011

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

January 1, 2009 and December 31, 2009 and 2010

(Expressed in millions of rupiah, except share data)

			December 31,
	Notes	January 1, 2009 (Restated)*	2009 (Restated)*	2010
		Rp	Rp	Rp
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2f8,4,16 25,31	5,737,866	2,835,999	2,075,270
Short-term investments—net of allowance for decline in value of Rp25,395 as of January 1, 2009 and December 31, 2009 and 2010	2f8,16	—	—	—
Accounts receivable	2d,2f,5,3b
Trade—net of allowance for impairment of Rp496,163 as of January 1, 2009, Rp461,810 as of December 31, 2009 and Rp496,110 as of December 31, 2010	16,25,31	1,340,706	1,385,125	1,548,426
Others—net of allowance for impairment of Rp18,867 as of January 1, 2009, Rp16,544 as of December 31, 2009 and Rp15,281 as of December 31, 2010		16,914	564,859	10,031
Inventories—net of allowance for obsolescence of Rp3,368 as of January 1, 2009, Rp10,769 as of December 31, 2009 and Rp13,961 as of December 31, 2010	2f20	241,991	112,260	105,885
Derivative assets	2f8,2f15
	16,28,31	656,594	224,004	69,334
Advances	29f	39,151	35,173	67,273
Taxes receivable	6,12	247,185	396,581	479,786
Prepaid expenses	2f19,2f21,9, 24,25	1,019,073	1,125,091	1,527,254
Other current assets	2f5	347,516	424,623	222,476
Other current financial assets	2f8,16,31	44,777	35,173	53,119

Total Current Assets		9,691,773	7,138,888	6,158,854

NON-CURRENT ASSETS
Due from related parties—net of allowance for impairment of Rp2,419 as of January 1, 2009, Rp1,182 as of December 31, 2009 and Rp646 as of December 31, 2010	2f8,16,25,31	42,496	7,215	8,421
Deferred tax assets—net	2f6,3b,12	70,744	87,999	95,018
Investments in associated companies—net of allowance for decline in value of Rp56,586 as of January 1, 2009 and December 31, 2009 and Rp56,300 as of December 31, 2010	2f3,2f22	700	422	—
Other long-term investments—net of allowance for decline in value of Rp99,977 as of January 1, 2009 and December 31, 2009 and 2010	2f8,16	2,730	2,730	2,730
Property and equipment—net	2f16,2f17,2f18, 2f22,2g,7	38,333,613	44,358,138	43,489,401
Goodwill and other intangible assets—net	2f1,2f2,2f22, 3b,8	2,060,709	2,042,817	2,063,177
Long term prepaid rentals—net of current portion	2d,9	632,566	735,185	750,472
Long-term prepaid licenses—net of current portion	2f19, 2f21	199,289	463,549	397,708
Long-term advances	2f21, 10	456,093	294,391	216,643
Long-term prepaid pension—net of current portion	2f7,3b,24,25	169,986	147,380	111,344
Long-term receivables	2d,2f8	67,081	50,767	45,911
Other non-current financial assets	2d,2f8,16	72,800	100,004	77,675
Other non-current assets	2d,2f21,25	61,899	5,518	8,341

Total Non-current Assets		42,170,706	48,296,115	47,266,841

TOTAL ASSETS		51,862,479	55,435,003	53,425,695

*	Certain amounts shown here do not correspond to the 2009 financial statement and reflect reclassifications and adjustments made as detailed in Notes 2d and 2g, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2009 and December 31, 2009 and 2010

(Expressed in millions of rupiah, except share data)

			December 31,
	Notes	January 1, 2009 (Restated)*	2009 (Restated)*	2010
		Rp	Rp	Rp
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable—trade	2f9,16,25,31	608,754	537,476	645,505
Procurement payable	2f9,11,16, 25,31	6,446,357	5,289,782	3,644,467
Taxes payable	2f6,12	111,169	61,948	23,789
Accrued expenses	2f9,13,16,24, 25,31	1,445,238	1,525,561	1,710,885
Unearned income	2f5	867,456	962,975	1,106,914
Deposits from customers	31	32,121	22,463	50,279
Derivative liabilities	2f9,2f15, 16,28,31	315,866	174,540	215,403
Current maturities of:
Loans payable	2f9,14,16,31	572,469	1,440,259	3,184,147
Bonds payable	2f9,15,16,31	56,442	2,840,662	1,098,131
Other current liabilities	2d,24,25,31	232,821	167,937	207,268
Other current financial liabilities	2f9,16,31	31,022	43,721	23,127

Total Current Liabilities		10,719,715	13,067,324	11,909,915

NON-CURRENT LIABILITIES
Due to related parties	2f9,16,25,31	14,699	13,764	22,099
Deferred tax liabilities—net	2f6,2g,12	1,348,746	1,651,818	1,951,306
Loans payable—net of current maturities	2f9,14, 16,25,31	10,812,160	12,715,492	7,666,804
Bonds payable—net of current maturities	2f9,15,16,31	10,315,616	8,472,175	12,114,104
Employee benefit obligations	2d,17	695,687	825,714	872,407
Other non-current liabilities	2d,25,31	130,661	113,807	187,097
Other non-current financial liabilities	2d,2f9,16,31	45,511	—	—

Total Non-current Liabilities		23,363,080	23,792,770	22,813,817

TOTAL LIABILITIES		34,082,795	36,860,094	34,723,732

*	Certain amounts shown here do not correspond to the 2009 financial statement and reflect reclassifications and adjustments made as detailed in Notes 2d and 2g, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2009 and December 31, 2009 and 2010

(Expressed in millions of rupiah, except share data)

			December 31,
	Notes	January 1, 2009 (Restated)*	2009 (Restated)*	2010
		Rp	Rp	Rp
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY
Capital stock—Rp100 par value per A share and B share Authorized—1 A share and 19,999,999,999 B shares Issued and fully paid—1 A share and 5,433,933,499 B shares	18	543,393	543,393	543,393
Premium on capital stock	18	1,546,587	1,546,587	1,546,587
Retained earnings
Appropriated		100,678	119,464	134,446
Unappropriated	2g	14,885,383	15,631,240	15,691,773
Other components of equity	2b,2f3,2f4	417,395	406,473	401,377

Total Equity Attributable to Owners of the Company		17,493,436	18,247,157	18,317,576
Non-controlling Interests	2g	286,248	327,752	384,387

TOTAL STOCKHOLDERS’ EQUITY		17,779,684	18,574,909	18,701,963

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		51,862,479	55,435,003	53,425,695

*	Certain amounts shown here do not correspond to the 2009 financial statement and reflect reclassifications and adjustments made as detailed in Notes 2d and 2g, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah, except share data)

	Notes	2008 (Restated)*	2009 (Restated)*	2010
		Rp	Rp	Rp
OPERATING REVENUES	2f5,3b,19, 25,30
Cellular	2d	14,460,806	14,331,235	15,867,091
Multimedia, Data Communication, Internet (“MIDI”)		2,733,412	2,712,632	2,488,110
Fixed telecommunication	2d	2,021,753	1,803,039	1,293,177

Total Operating Revenues		19,215,971	18,846,906	19,648,378

OPERATING EXPENSES	2f5.4
Cost of services	2d,20,25	6,627,804	7,087,850	7,113,410
Depreciation and amortization	2f2,2f16,7, 8	4,565,370	5,571,600	6,162,851
Personnel	2f7,21,24,25	1,638,993	1,451,560	1,411,244
Marketing		918,124	816,934	779,192
General and administration	22,25	737,432	693,437	659,987

Total Operating Expenses		14,487,723	15,621,381	16,126,684

OPERATING INCOME		4,728,248	3,225,525	3,521,694

OTHER INCOME (EXPENSES)	2f5
Gain (loss) on foreign exchange—net	2f4,2f11,5	(885,729)	1,656,407	492,401
Interest income	2f5.2,25	460,089	138,951	143,402
Financing cost	23,25	(1,858,294)	(1,872,967)	(2,271,628)
Gain (loss) on change in fair value of derivatives—net	2f11,2f15,28	136,603	(486,916)	(448,831)
Others—net	12	(25,597)	(116,821)	(111,830)

Other Expenses—Net		(2,172,928)	(681,346)	(2,196,486)

PROFIT BEFORE INCOME TAX		2,555,320	2,544,179	1,325,208

INCOME TAX BENEFIT (EXPENSE)	2f6,3b,12
Current		(587,642)	(494,490)	(128,171)
Deferred	2g	102,302	(289,459)	(294,167)

Income Tax Expense—Net		(485,340)	(783,949)	(422,338)

PROFIT FOR THE YEAR		2,069,980	1,760,230	902,870

OTHER COMPREHENSIVE INCOME	12
Differences in foreign currency translation		9,485	(14,563)	(6,795)
Income tax effect		(2,371)	3,641	1,699

Differences in foreign currency translation—net of tax		7,114	(10,922)	(5,096)

Difference in transaction of equity changes in associated company		389	—	—
Income tax effect		(97)	—	—

Difference in transaction of equity changes in associated company—net of tax		292	—	—

*	Certain amounts shown here do not correspond to the 2009 financial statement and reflect reclassifications and adjustments made as detailed in Notes 2d and 2g, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(Continued)

Years Ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah, except share data)

	Notes	2008 (Restated)*	2009 (Restated)*	2010
		Rp	Rp	Rp
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	2f4	7,406	(10,922)	(5,096)

NET COMPREHENSIVE INCOME		2,077,386	1,749,308	897,774

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		2,043,775	1,703,898	824,637
Non-controlling interests		26,205	56,332	78,233

Total		2,069,980	1,760,230	902,870

OTHER COMPREHENSIVE INCOME—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		7,406	(10,922)	(5,096)
Non-controlling interests		—	—	—

Total		7,406	(10,922)	(5,096)

NET COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company		2,051,181	1,692,976	819,541
Non-controlling interests		26,205	56,332	78,233

Total		2,077,386	1,749,308	897,774

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY	2f25,18,26	376.11	313.57	151.76

BASIC AND DILUTED EARNINGS PER AMERICAN DEPOSITARY SHARE (ADS) (50 B SHARES PER ADS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	2f25,18,26	18,805.67	15,678.31	7,587.85

*	Certain amounts shown here do not correspond to the 2009 financial statement and reflect reclassifications and adjustments made as detailed in Notes 2d and 2g, respectively.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah)

		Attributable to the Owners of the Company
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- controlling Interests	Net Equity
Description						Appropriated	Unappropriated
Balance as of January 1, 2008, as previously reported		543,393	1,546,587	403,812	6,177	80,258	13,846,541	16,426,768	294,794	16,721,562
Accounting policy change	2g	—	—	—	—	—	36,523	36,523	444	36,967

Balance as of January 1, 2008, as restated		543,393	1,546,587	403,812	6,177	80,258	13,883,064	16,463,291	295,238	16,758,529

Profit for the year, as previously reported		—	—	—	—	—	2,037,753	2,037,753	25,998	2,063,751
Accounting policy change	2g	—	—	—	—	—	6,022	6,022	207	6,229
Other comprehensive income		—	—	292	7,114	—	—	7,406	—	7,406

Total comprehensive income for the year, as restated		—	—	292	7,114	—	2,043,775	2,051,181	26,205	2,077,386
Resolution during the Annual Stockholders’ General Meeting on June 5, 2008	27
Declaration of cash dividend		—	—	—	—	—	(1,021,036)	(1,021,036)	—	(1,021,036)
Appropriation for reserve fund		—	—	—	—	20,420	(20,420)	—	—	—
Changes in non-controlling interest		—	—	—	—	—	—	—	(35,195)	(35,195)

Balance as of December 31, 2008, as restated		543,393	1,546,587	404,104	13,291	100,678	14,885,383	17,493,436	286,248	17,779,684

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
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

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

Years Ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah)

		Attributable to the Owners of the Company
Description	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- controlling Interests	Net Equity
						Appropriated	Unappropriated
Balance as of January 1, 2009, as previously reported		543,393	1,546,587	404,104	13,291	100,678	14,842,838	17,450,891	285,597	17,736,488
Accounting policy change	2g	—	—	—	—	—	42,545	42,545	651	43,196

Balance as of January 1, 2009, as restated		543,393	1,546,587	404,104	13,291	100,678	14,885,383	17,493,436	286,248	17,779,684

Profit for the year, as previously reported		—	—	—	—	—	1,690,804	1,690,804	56,194	1,746,998
Accounting policy change	2g	—	—	—	—	—	13,094	13,094	138	13,232
Other comprehensive income		—	—	—	(10,922)	—	—	(10,922)	—	(10,922)

Net comprehensive income, as restated		—	—	—	(10,922)	—	1,703,898	1,692,976	56,332	1,749,308
Resolution during the Annual Stockholders’ General Meeting on June 19, 2009	27
Declaration of cash dividend		—	—	—	—	—	(939,255)	(939,255)	—	(939,255)
Appropriation for reserve fund		—	—	—	—	18,786	(18,786)	—	—	—
Changes in non-controlling interest		—	—	—	—	—	—	—	(14,828)	(14,828)

Balance as of December 31, 2009, as restated		543,393	1,546,587	404,104	2,369	119,464	15,631,240	18,247,157	327,752	18,574,909

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
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

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY—(Continued)

Years Ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah)

		Attributable to the Owners of the Company
Description	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- controlling Interests	Net Equity
						Appropriated	Unappropriated
Balance as of January 1, 2010, as previously reported		543,393	1,546,587	404,104	2,369	119,464	15,575,601	18,191,518	326,963	18,518,481
Accounting policy change	2g	—	—	—	—	—	55,639	55,639	789	56,428

Balance as of January 1, 2010, as restated		543,393	1,546,587	404,104	2,369	119,464	15,631,240	18,247,157	327,752	18,574,909

Profit for the year		—	—	—	—	—	824,637	824,637	78,233	902,870
Other comprehensive income		—	—	—	(5,096)	—	—	(5,096)	—	(5,096)

Net comprehensive income		—	—	—	(5,096)	—	824,637	819,541	78,233	897,774
Resolution during the Annual Stockholders’ General Meeting on June 22, 2010	27
Declaration of cash dividend		—	—	—	—	—	(749,122)	(749,122)	—	(749,122)
Appropriation for reserve fund		—	—	—	—	14,982	(14,982)	—	—	—
Changes in non-controlling interest		—	—	—	—	—	—	—	(21,598)	(21,598)

Balance as of December 31, 2010		543,393	1,546,587	404,104	(2,727)	134,446	15,691,773	18,317,576	384,387	18,701,963

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
**

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. and Indosat Palapa B.V. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah)

	Notes	2008	2009	2010
		Rp	Rp	Rp
CASH FLOWS FROM OPERATING
ACTIVITIES
Cash received from:
Customers		18,336,914	18,415,890	19,678,609
Interest income		460,020	146,826	145,067
Refund of taxes	6	271,321	84,650	41,753
Settlement from derivative contract	28a	58,375	—	—
Cash paid to/for:
Suppliers and others		(7,992,693)	(10,116,183)	(9,061,007)
Financing cost		(1,776,934)	(1,730,149)	(2,175,997)
Employees		(1,708,174)	(1,359,817)	(1,310,556)
Income taxes		(897,161)	(878,137)	(215,874)
Interest rate swap contracts	28v-ai	(2,432)	(47,715)	(117,231)
Swap cost from cross currency swap contracts	28a,c-o	(235,971)	(125,748)	(121,449)
Settlement from derivative contract	28c,28k	—	—	(24,431)
Long-term prepaid licenses	2f19	—	(338,408)	—

Net Cash Provided by Operating Activities		6,513,265	4,051,209	6,838,884

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds of Palapa D-Satellite insurance claim	7	—	—	537,657
Cash dividend received from other long-term investment		26,348	26,774	19,281
Proceeds from sale of property and equipment	7	1,131	2,253	7,741
Acquisitions of property and equipment	7	(10,307,932)	(10,684,690)	(6,495,146)
Acquisition of intangible assets	8	(6,952)	(15,044)	(40,052)
Proceeds from sale of short-term investment		1,250	—	—
Purchase of investment in an associated company		(700)	—	(194)

Net Cash Used in Investing Activities		(10,286,855)	(10,670,707)	(5,970,713)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bonds payable	15	1,650,000	1,500,000	5,851,301
Proceeds from long-term loans	14	5,126,570	3,892,786	1,092,059
Settlement from derivative contract	28b	109,099	—	59,925
Decrease (increase) in restricted cash and cash equivalents		4,200	(18,206)	2,846
Repayment of long-term loans	14	(506,220)	(632,814)	(4,098,277)
Repayment of bonds payable	15	(3,828,827)	(14,453)	(3,720,815)
Cash dividend paid by the Company	27	(1,021,037)	(939,255)	(749,122)
Swap cost from cross currency swap contract	28b	(64,009)	(54,116)	(46,136)
Cash dividend paid by subsidiaries to non-controlling interest		(11,326)	(9,291)	(21,436)

Net Cash Provided by (Used in) Financing Activities		1,458,450	3,724,651	(1,629,655)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah)

	Notes	2008	2009	2010
		Rp	Rp	Rp
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,315,140)	(2,894,847)	(761,484)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		8,053,006	5,737,866	2,835,999
CASH AND CASH EQUIVALENTS OF LIQUIDATED SUBSIDIARY*		—	(7,020)	—
CASH AND CASH EQUIVALENTS OF ACQUIRED SUBSIDIARY	1b	—	—	755

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	5,737,866	2,835,999	2,075,270

DETAILS OF CASH AND CASH EQUIVALENTS:
Time deposits with original maturities of three months or less and deposits on call		5,469,039	2,611,529	1,791,783
Cash on hand and in banks		268,827	224,470	283,487

Cash and cash equivalents as stated in the consolidated statements of financial position		5,737,866	2,835,999	2,075,270

SUPPLEMENTAL CASH FLOW INFORMATION:
Transactions not affecting cash flows:
Acquisitions of property and equipment credited to:
Long-term advances		190,906	161,702	77,748
Long-term loans payable		1,516,354	723,112	—
Procurement payables		274,248	—	—
Other non-current liabilities		45,511	—	—

*	PT Satelindo Multi Media (“SMM”) was liquidated on June 23, 2009.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1. GENERAL

a. Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

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

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (BAPEPAM-LK) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been approved by and reported to the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The amendments relate to, among others, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services for public use, interconnection internet services, internet access services, mobile telecommunications networks and fixed telecommunications networks; and

b.	To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or convergence technology services;

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by the Company), including research, customer services, education and courses (both domestic and overseas); and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or convergence technology services including but not limited to electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The consolidated financial statements of the Company and its subsidiaries (collectively referred to hereafter as “the Companies”) as of January 1, 2009 and December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 were approved and authorized for issue by the Board of Directors on April 20, 2011, as reviewed and recommended for approval by the Audit Committee.

b. Structure of the Company’s Subsidiaries

As of January 1, 2009 and December 31, 2009 and 2010, the Company has direct and indirect ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				January 1, 2009	December 31, 2009	December 31, 2010
Indosat Palapa Company B.V. (“IPBV”) (2)	Amsterdam	Finance	2010	—	—	100.00
Indosat Mentari Finance Company B.V. (“IMBV”) (2)	Amsterdam	Finance	2010	—	—	100.00
Indosat Finance Company B.V. (“IFB”) (3)	Amsterdam	Finance	2003	100.00	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”) (4)	Amsterdam	Finance	2005	100.00	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISPL”)	Singapore	Telecommunication	2005	100.00	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	72.54	72.54	72.54
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36	72.36	72.36
PT Lintas media Danawa (“LMD”)	Jakarta	Information and Communication Services	2008	—	—	50.65
PT Artajasa Pembayaran Elektronis (“APE”) (Note 2b)	Jakarta	Telecommunication	2000	39.80	39.80	39.80
PT Satelindo Multi Media (“SMM”) (1)	Jakarta	Telecommunication	1999	99.60	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Total Assets (Before Eliminations)
Name of Subsidiary	January 1, 2009 (Restated)	December 31, 2009 (Restated)	December 31, 2010
IPBV (2)	—	—	5,966,764
IMBV (2)	—	—	5,946,885
IFB (3)	2,637,074	2,261,226	21,876
IIFB (4)	1,235,816	1,044,174	9,635
ISPL	21,167	28,779	54,353
IMM	735,632	738,371	814,652
SMT	147,814	139,833	155,277
Lintasarta	1,326,762	1,407,461	1,739,049
LMD	—	—	2,671
APE	133,241	179,681	221,297
SMM (1)	10,690	—	—

(1)	Liquidated on June 23, 2009
(2)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, to grant security in respect of their obligation or those of their group companies and third parties.

(3)	Based on an IFB shareholder’s resolution dated November 6, 2008, IFB decided to refund capital injection amounting to EUR99,996. The Company received such refund in February 2009.
(4)	Based on an IIFB shareholder’s resolution dated November 6, 2008, IIFB decided to refund capital injection amounting to EUR1,124,064. The Company received such refund in February 2009.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 are as follows:

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

In accordance with IAS 27 (Revised 2008), the Company prepares and presents the consolidated financial statements for a group of entities under its control.

Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)	power over more than half of the voting rights by virtue of an agreement with other investors;

b)	power to govern the financial and operating policies of the entity under a statute or an agreement;

c)	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary). The accounts of APE in 2008, 2009 and 2010 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IPBV, IMBV, IFB, IIFB, and ISPL were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the year for profit or loss accounts. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB, and ISPL are presented as part of “Other Components of Equity” under the Stockholders’ Equity section of the consolidated balance sheets.

Non-controlling interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly-owned. Intergroup balances, transactions, income and expenses are eliminated in full on consolidation.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c. Statement of Compliance

The consolidated financial statements of the Companies have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

d. Reclassifications

Certain accounts were reclassified to allow their comparison with 2010 accounts. The following items discuss the significant reclassifications in the consolidated financial statements:

For the year ended December 31, 2008:

As Previously Reported	As Reclassified	Amount
Operating revenues—cellular	Operating expenses—cost of services	267,542	*
Operating revenues—fixed telecommunications	Operating revenues—cellular	7,811

As of January 1, 2009:

As Previously Reported	As Reclassified	Amount
Long-term receivables	Other non-current financial assets	14,443
Other non-current assets	Long-term prepaid rentals—net of current portion	632,566
Other non-current liabilities	Employee benefit obligations—net of current portion	695,687
Other non-current financial liabilities	Other non-current liabilities	6,667

As of and for the year ended December 31, 2009:

As Previously Reported	As Reclassified	Amount
Accounts receivable—others	Accounts receivable—trade—third parties	28,428
Long-term receivables	Other non-current financial assets	15,844
Other non-current assets	Long-term prepaid rentals—net of current portion	735,185
Other non-current liabilities	Employee benefit obligations—net of current portion	825,714
	Other current liabilities	3,112
Other non-current financial liabilities	Other non-current liabilities	6,546
Operating revenues—cellular	Operating expenses—cost of services	217,421	*
Operating revenues—fixed telecommunications	Operating revenues—cellular	154,140

*	Refer to Note 2g

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

e. Adoption of New and Revised Accounting Standards

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and amended IFRS and IFRIC interpretations for financial statements beginning on or after January 1, 2010:

•	IFRS 2 Share-based Payment: Group Cash-settled, Share-based Payment Transactions for financial statements beginning on or after January 1, 2010

•

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) for financial statements beginning on or after July 1, 2009, including consequential amendments to IFRS 2, IFRS 5, IFRS 7, IAS 7,IAS 21, IAS 28, IAS 31 and IAS 39

•	IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items effective July 1, 2009

•	IFRIC 17 Distributions of Non-cash Assets to Owners for financial statements beginning on or after July 1, 2009

•	Improvements to IFRSs (May 2008)

•	Improvements to IFRSs (April 2009)

The adoption of the standards or interpretations is described below:

IFRS 2 Share-based Payment (Revised)

The IASB issued an amendment to IFRS 2 that clarified the scope and the accounting for group cash-settled share-based payment transactions. It did not have an impact on the financial position or performance of the Companies.

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)

IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after becoming effective. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results.

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) affect acquisitions or loss of control of subsidiaries and transactions with non-controlling interests after January 1, 2010.

The change in accounting policy was applied prospectively and had no material impact on earnings per share.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

IAS 39 Financial Instruments: Recognition and Measurement—Eligible Hedged Items

The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item. This also covers the designation of inflation as a hedged risk or portion in particular situations. The Companies have concluded that the amendment will have no impact on the financial position or performance of the Companies, as the Companies have not entered into any such hedges.

IFRIC 17 Distribution of Non-cash Assets to Owners

This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. The interpretation has no effect on either the financial position or performance of the Companies.

Improvements to IFRSs

In May 2008 and April 2009, the IASB issued omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Companies, except for the amendment on IAS 17 Leases as disclosed in Note 2g.

Issued in May 2008

•

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that when a subsidiary is classified as held for sale, all its assets and liabilities are classified as held for sale, even when the entity remains a non-controlling interest after the sale transaction. The amendment is applied prospectively and has no impact on the financial position nor financial performance of the Companies.

Issued in April 2009

•

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: clarifies that the disclosures required in respect of non-current assets and disposal groups classified as held for sale or discontinued operations are only those set out in IFRS 5. The disclosure requirements of other IFRSs only apply if specifically required for such non-current assets or discontinued operations. This amendment did not have an impact on the financial position or performance of the Companies.

•

IFRS 8 Operating Segments: clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Companies’ chief operating decision maker does review segment assets and liabilities, the Companies have continued to disclose this information in Note 32.

•	IAS 7 Statement of Cash Flows: states that only expenditure that results in recognizing an asset can be classified as a cash flow from investing activities.

•

IAS 36 Impairment of Assets: the amendment clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes. The amendment has no impact on the Companies as the annual impairment test is performed before aggregation.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Companies:

Issued in April 2009

•	IFRS 2 Share-based Payment

•	IAS 1 Presentation of Financial Statements

•	IAS 34 Interim Financial Reporting

•	IAS 38 Intangible Assets

•	IAS 39 Financial Instruments: Recognition and Measurement

•	IFRIC 9 Reassessment of Embedded Derivatives

•	IFRIC 16 Hedge of a Net Investment in a Foreign Operation

Standards and Interpretations in issue not yet adopted

Standards issued but not yet effective up to the date of issuance of the Companies’ financial statements are listed below. This listing is of standards and interpretations issued, which the Companies reasonably expect to be applicable at a future date. The Companies intend to adopt those standards when they become effective.

IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for annual periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The revised standard introduces a partial exemption of disclosure requirements for government-related entities. The Companies do not expect any impact on their financial position or performance. Early adoption is permitted for either the partial exemption for government-related entities or for the entire standard.

IAS 32 Financial Instruments: Presentation—Classification of Rights Issues (Amendment)

The amendment to IAS 32 is effective for annual periods beginning on or after February 1, 2010 and amended the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. This amendment will have no impact on the Companies after initial application.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address classification and measurement of financial liabilities, hedge accounting and derecognition. The completion of this project is expected in early 2011. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Companies’ financial assets. The Companies will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRIC 14 Prepayments of a minimum funding requirement (Amendment)

The amendment to IFRIC 14 is effective for annual periods beginning on or after January 1, 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment is deemed to have no impact on the financial statements of the Companies.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The adoption of this interpretation will have no effect on the financial statements of the Companies.

Improvements to IFRSs (issued in May 2010)

The IASB issued Improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below, are considered to have a reasonable possible impact on the Companies:

•	IFRS 3 Business Combinations

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 1 Presentation of Financial Statements

•	IAS 27 Consolidated and Separate Financial Statements

•	IFRIC 13 Customer Loyalty Programs

The Companies, however, expect no impact from the adoption of the amendments on their financial position or performance.

f. Significant Accounting Policies and Practices

f1. Business combinations and goodwill

Business combinations from January 1, 2010

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Companies acquires a business, they assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Companies’ cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to January 1, 2010

In comparison to the above-mentioned requirements, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognized goodwill.

When the Companies acquired a business, embedded derivatives separated from the host contract by the acquire were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Contingent consideration was recognized if, and only if, the Companies had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

f2. Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of comprehensive income in the expense category consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Customer base
—Prepaid	6
—Post-paid	5
Spectrum license	5
Brand	8

Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the consolidated statements of comprehensive income in the year in which the expenditure is incurred.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of comprehensive income when the asset is derecognized.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f3. Investments in associated companies

The Company’s investment in its associate is accounted for using the equity method. An associate is an entity in which the Company has significant influence.

Under the equity method, the investment in the associate is carried in the consolidated statements of financial position at cost plus post acquisition changes in the Company’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statements of comprehensive income reflect the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The share of profit of an associate is shown on the face of the consolidated statements of comprehensive income. This is the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company’s investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ‘share of profit of an associate’ in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

f4. Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the end of the reporting period. All differences are taken to the statements of comprehensive income, except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying properties under construction and installation. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The functional currency and presentation currency of IPBV, IMBV, IFB and IIFB are in Euro, while ISP is in U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

prevailing at the end of the reporting period and their statement of comprehensive income is translated at the average rate during the period. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISP are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the consolidated statements of changes in stockholders’ equity.

f5. Revenue recognition and expense recognition

f5.1 Service Revenues

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is rendered.

For prepaid subscribers, the activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as deferred revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

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

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The consideration received at the time of reload and payment by the Company’s prepaid and post-paid subscribers, respectively, is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

Dealer Commissions

Consideration in the form of sales discount given by the Company to a dealer is recognized as a reduction of revenue.

If the Company receives, or will receive, an identifiable benefit in exchange for a consideration given by the Company to a dealer, and the fair value of such benefit can be reasonably estimated, the consideration will be recorded as a marketing expense.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Tower Leasing

Revenue from tower leasing is recognized on the straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee. Based on the Company’s assessment on the current tower leasing arrangements, the leasing transactions are classified as operating leases.

MIDI

•	Internet

Revenues arising from installation service are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are rendered. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

•	Frame Net, World Link and Direct Link

Revenues arising from installation service are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are rendered.

•	Satellite Operating Lease

Revenues are recognized on the straight-line basis over the lease term.

•	Other MIDI services

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

•	International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the year and had been reported on a net basis up to December 31, 2009, after allocations to overseas international carriers.

In addition, starting January 1, 2010, the Company has decided to reclassify the portion of incoming calls revenue that belongs to the Company’s cellular segment. The Company believes that this change will bring the Company’s revenue presentation to be aligned more closely with the Company’s profit or loss performance and to provide reliable and more relevant information to shareholders and users of the accounts.

To improve the comparability of the consolidated financial statements, the Company made accounts reclassification in the consolidated financial statements for the year ended December 31, 2009 (Note 2d).

•	Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

For post-paid subscribers, monthly service fees are recognized as the services are rendered.

For prepaid subscribers, the activation component of starter package sales is deferred and recognized as revenue over the expected average period life of the customer relationship.

Sale of initial/reload vouchers is recorded as deferred revenue and recognized as income upon usage of the airtime or upon expiration of the airtime.

•	Fixed Line

Revenues from fixed line installations are deferred and recognized as revenue over the expected average period of the customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

f5.2 Interest Income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate. Majority of interest income represents interest earned from cash and cash equivalents.

f5.3 Dividends

Dividend income is recognized when the Company’s right to receive the payment is established.

f5.4 Expenses

Expenses are recognized when incurred.

f6. Income tax

Current income tax

Current income tax assets and liabilities for the current year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Companies operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Deferred tax

Deferred tax is provided using the balance sheet liability method on all temporary differences at the end of the reporting year between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences except: (1) where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences and carryforward of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax losses can be utilized except: (1) where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statements of financial position.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f7. Pensions and other post-employment benefits

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

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the current year’s consolidated statement of income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less past service costs and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by qualifying insurance policies. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and actuarial gains and losses not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Unfunded Plans

The Companies also provide other post-employment benefits to their employees, such as benefits under Labor Law No.13/2003 (“Labor Law”) and post-retirement healthcare benefits. These benefits are unfunded. The accounting treatment for the unfunded plans is the same as that of the funded plans above.

f8. Financial assets

Initial recognition

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Companies determine the classification of their financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Companies commit to purchase or sell the assets.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The Companies’ financial assets include cash and cash equivalents, trade and other receivables, due from related parties, quoted and unquoted financial instruments, derivative financial instruments and other current and non-current financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchase in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Derivative assets are also classified as held for trading unless they are designated as effective hedging instruments.

Financial assets at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the statements of comprehensive income.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of comprehensive income. The losses arising from impairment are recognized in the consolidated statements of comprehensive income.

The Companies’ cash and cash equivalents, trade and other receivables, due from related parties, other current financial assets and other non-current assets are included in this category.

Time deposits with original maturities of three months or less at the time of placement are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for long-term debts and bank guarantees and time deposits with original maturities of more than three months are not classified

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

•	Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Companies have the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of comprehensive income. The losses arising from impairment are recognized in the consolidated statements of comprehensive income.

The Companies did not have any held-to-maturity investments during the years ended December 31, 2008, 2009 and 2010.

•	Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized. At which time, the cumulative gain or loss is recognized or determined to be impaired, and the cumulative loss is reclassified from equity to profit or loss.

The Companies have the following investments classified as AFS:

-	Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

-	Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value.

f9. Financial liabilities

Initial recognition

Financial liabilities within the scope of IAS 39 are categorized as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Companies determine the classification of their financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Companies’ financial liabilities include trade payables, accrued expenses, procurement payable, loans and bonds payable, due to related parties, derivative financial instruments, other current and non-current financial liabilities.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchase in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of comprehensive income.

•	Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in the consolidated statements of comprehensive income when the liabilities are derecognized as well as through the EIR amortization process.

f10. Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

f11. Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company’s own credit risk associated with the instrument is taken into account.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f12. Amortized cost of financial instruments

Amortized cost is computed using the effective interest rate method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

f13. Impairment of financial assets

The Companies assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

•	Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Companies first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Companies determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, they include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Companies. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	AFS financial assets

In the case of equity investments classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss—is reclassified from equity to profit or loss. Impairment losses on equity investments are not reversed through the profit or loss; increases in their fair value after impairment are recognized in other comprehensive income.

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

f14. Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Companies have transferred their rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Companies have transferred substantially all the risks and rewards of the asset, or (b) the Companies have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

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

f15. Derivative financial instruments

The Company enters into and engages in cross currency swap, interest rate swap, currency forward and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments do not meet the criteria for hedge accounting and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the consolidated statements of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are charged or credited to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

f16. Property and equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing costs incurred during the construction phase), less accumulated depreciation, amortization and impairment in value. Depreciation and amortization of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair values unless:

(i)	the exchange transaction lacks commercial substance, or

(ii)	the fair value of neither the assets received nor the assets given up can be measured reliably.

The acquired assets are measured this way even if the Companies cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in profit or loss in the year the asset is derecognized.

The estimated useful lives of the assets are as follows:

Years
Landrights	50
Exchange and network assets	3 to 15
Subscribers’ apparatus and other equipment	3 to 15
Buildings and building & leasehold improvements	20 and 3 to 15

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Properties under construction and installation are stated at cost. This includes cost of construction, equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant asset is completed and available for its intended use.

The residual values, useful lives and methods of depreciation and amortization of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

f17. Borrowing costs

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

f18. Asset retirement obligations

The Companies are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term.

The amount of asset retirement obligations is accreted, and such accretion is recognized as interest expense.

f19. Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

In 2009, the Company received additional 3G license and IMM was granted an operating license for “Packet Switched” local telecommunication network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee over the next 10 years (Note 29h).

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

f20. Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs and pulse reload vouchers and cellular handsets, are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

f21. Prepaid expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, upfront fee of 3G and BWA licenses and insurance are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals—Net of Current Portion” and “Long-term Prepaid Licenses—Net of Current Portion”, respectively.

f22. Impairment of non-financial assets

Property and equipment

The Companies assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists or when annual impairment testing for an asset is required, the Companies make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets in which case it is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in the consolidated statements of comprehensive income.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate. The amount of impairment is calculated as being the difference between the recoverable amount of the intangible asset and its carrying amount and is recognized in the consolidated statements of comprehensive income. Impairment losses relating to intangible assets can be reversed in future periods.

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

f23. Provisions

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

f24. Operating segment

An operating segment is a component of entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

components of the same entity), whose operating results are reviewed regularly by the entity’s chief operating decision maker (Board of Directors) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

f25. Basic and diluted earnings per share/ADS

Basic earnings per share is computed by dividing net income for the year attributable to ordinary owners of the Company by the weighted-average number of ordinary shares outstanding during the year (Note 26).

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

g. Accounting Policy Change

IAS 17 Leases

Before January 1, 2010, under IFRS as issued by IASB, the costs to acquire the landrights as well as other expenses associated with the acquisition are capitalized as prepaid landrights lease, and are amortized over the period of the right to use the land obtained from the Government which ranges from 20 to 30 years.

Based on IAS 17 amendment (as part of the Improvements Project), starting January 1, 2010, the Companies classify land leases as finance leases and present them in the financial statements as property and equipment. The Companies adopted a retrospective application of this amendment and amortize land leases over 50 years (i.e., over the initial lease term of 30 years plus one extension of 20 years).

As a result of the accounting policy change, the following adjustments were made to the financial statements:

For the year ended December 31, 2008:

	December 31, 2008 (Previously Reported)	Increase (Decrease)	December 31, 2008 (Restated)
OPERATING EXPENSES
Cost of services	6,375,987	(15,725)	6,627,804
		267,542 *
Depreciation and amortization	4,555,891	9,479	4,565,370

INCOME TAX BENEFIT (EXPENSE)
Deferred	102,319	(17)	102,302

NET COMPREHENSIVE INCOME ATRIBUTABLE TO:
Non-controlling interests	25,998	207	26,205

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of January 1, 2009:

	January 1, 2009 (Previously Reported)	Increase (Decrease)	January 1, 2009 (Restated)
ASSETS
Property and equipment—net	37,904,724	428,889	38,333,613
Prepaid landrights lease	386,622	(386,622)	—

LIABILITIES
Deferred tax liabilities—net	1,349,675	(929)	1,348,746

STOCKHOLDER’S EQUITY
Retained earnings Unappropriated	14,842,838	42,545	14,885,383
Non-controlling interest	285,597	651	286,248

*	Refer to Note 2d

As of and for the year ended December 31, 2009:

	December 31, 2009 (Previously Reported)	Increase (Decrease)	December 31, 2009 (Restated)
ASSETS
Property and equipment—net	43,922,342	435,796	44,358,138
Prepaid landrights lease	377,868	(377,868)	—

LIABILITIES
Deferred tax liabilities—net	1,650,318	1,500	1,651,818

STOCKHOLDER’S EQUITY
Retained earnings Unappropriated	15,575,601	55,639	15,631,240
Non-controlling interest	326,963	789	327,752

OPERATING EXPENSE
Cost of services	6,896,300	(25,871) 217,421*	7,087,850
Depreciation and amortization	5,561,390	10,210	5,571,600

INCOME TAX BENEFIT (EXPENSE)
Deferred	(287,030)	(2,429)	(289,459)

NET COMPREHENSIVE INCOME ATRIBUTABLE TO:
Non-controlling interests	56,194	138	56,332

*	Refer to Note 2d

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The effect on earnings per share related to the restatement in 2008 and 2009 was less than Rp1.10 and Rp2.50, respectively.

The effect on earnings per ADS related to the restatement in 2008 and 2009 was less than Rp55.50 and Rp120.50, respectively.

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

b. Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

•	Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in the statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

The consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. The Company accounts for the acquired businesses using the acquisition method starting January 1, 2010 and purchase method for prior year acquisitions, which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

•	Realizability of deferred income tax assets

The Companies review the carrying amounts of deferred income tax assets at the end of each reporting date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. The Companies’ assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Companies’ past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that sufficient taxable income will be generated to allow all or part of deferred income tax assets to be utilized.

•	Estimating allowance for impairment of receivables

If there is an objective evidence that an impairment loss has been incurred in trade receivables, the Companies estimate the allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Companies use judgment based on the best available facts and circumstances, including but not limited to, the length of the Companies’ relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

customers against amounts due in order to reduce the Companies’ receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, the Companies also assess a collective impairment allowance against credit exposure of their customers which are grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

•	Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Companies’ assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. Due to complexity of valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Companies believe that their assumptions are reasonable and appropriate, significant differences in the Companies’ actual experience or significant changes in their assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

•	Asset retirement obligations

Asset retirement obligations are recognized in the year in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•	Revenue recognition

The Company’s revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company’s agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by Company. Initial recognition of revenues is based on observed traffic adjusted by normal experience adjustments, which historically are not material to the consolidated statements of comprehensive income. Differences between the amounts initially recognized and the actual settlements are taken up in the account upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The Companies recognize revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunication services. The Companies estimate the expected average period of customer relationship based on the most recent churn-rate analysis.

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

As of December 31, 2010, the Company is subject to tax audit for tax year 2009.

The Companies record interest and penalties for the underpayment of income tax, if any, in income tax expense account in the consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4. CASH AND CASH EQUIVALENTS

This account consists of the following:

	January 1, 2009	December 31,
		2009	2010
Cash on hand (including US$10 on January 1, 2009 and US$12 on December 31, 2010)	1,626	1,581	1,792

Cash in banks
Related parties (Note 25) (including US$328 on January 1, 2009, US$4,365 on December 31, 2009 and US$4,726 on December 31, 2010)	31,509	91,783	116,107
Third parties (including US$16,905 on January 1, 2009, US$9,759 on December 31, 2009 and US$12,885 on December 31, 2010)	235,692	131,106	165,588

	268,827	224,470	283,487

Time deposits and deposits on call
Related parties (Note 25) (including US$309,079 on January 1, 2009, US$265 on December 31, 2009 and US$81,705 on December 31, 2010)	4,505,596	1,976,259	1,499,544
Third parties (including US$43,925 on January 1, 2009, US$22,725 on December 31, 2009 and US$12,454 on December 31, 2010)	963,443	635,270	292,239

	5,469,039	2,611,529	1,791,783

Total	5,737,866	2,835,999	2,075,270

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 1.25% to 14.00% on January 1, 2009, from 2.50% to 14.50% in 2009 and from 2.50% to 10.00% in 2010, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.002% to 6.00% on January 1, 2009, from 0.001% to 6.00% in 2009 and from 0.05% to 4.75% in 2010.

The interest rates on time deposits and deposits on call in related parties are comparable to those offered by third parties.

5. ACCOUNTS RECEIVABLE—TRADE

This account consists of the following:

		December 31,
	January 1, 2009	2009	2010
Related parties (Note 25)
Telkom (including US$271 on January 1, 2009, US$75 on December 31, 2009 and US$55 on December 31, 2010)	32,801	31,724	56,108
Others (including US$5,032 on January 1, 2009, US$6,322 on December 31, 2009 and US$7,764 on December 31, 2010)	112,721	151,726	214,038

Sub-total	145,522	183,450	270,146
Less allowance for impairment	69,444	57,538	47,640

Net	76,078	125,912	222,506

Third parties
Overseas international carriers (including US$81,810 on January 1, 2009, US$98,042 on December 31, 2009 and US$93,755 on December 31, 2010)	895,820	921,595	842,954
Local companies (including US$24,987 on January 1, 2009, US$15,291 on December 31, 2009 and US$13,956 on December 31, 2010)	506,191	463,069	628,224
Post-paid subscribers from:
Cellular	249,124	252,008	255,973
Fixed telecommunication	40,212	26,813	47,239

Sub-total	1,691,347	1,663,485	1,774,390
Less allowance for impairment	426,719	404,272	448,470

Net	1,264,628	1,259,213	1,325,920

Total	1,340,706	1,385,125	1,548,426

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The aging schedule of the accounts receivable—trade is as follows:

	January 1, 2009		December 31, 2009		December 31, 2010
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Related parties
0 - 6 months	82,495	56.69	121,522	66.24	201,256	74.50
7 - 12 months	10,199	7.01	27,207	14.83	47,973	17.76
13 - 24 months	3,382	2.32	2,661	1.45	6,913	2.56
Over 24 months	49,446	33.98	32,060	17.48	14,004	5.18

Total	145,522	100.00	183,450	100.00	270,146	100.00

Third parties
0 - 6 months	984,794	58.23	820,082	49.30	787,871	44.40
7 - 12 months	191,825	11.34	287,533	17.28	279,806	15.77
13 - 24 months	266,779	15.77	285,407	17.16	308,808	17.40
Over 24 months	247,949	14.66	270,463	16.26	397,905	22.43

Total	1,691,347	100.00	1,663,485	100.00	1,774,390	100.00

As of January 1, 2009 and December 31, 2009 and 2010, the Companies have no “past due and not impaired” accounts receivable.

The movements in the allowance for impairment on accounts receivable—trade are as follows:

	Total	Related Parties	Third Parties
January 1, 2009
Balance at beginning of year	414,484	88,342	326,142
Provision (reversal) (Note 22)	74,281	(23,514)	97,795
Write-offs	(35,134)	(2,044)	(33,090)
Net effect of foreign exchange adjustment	42,532	6,660	35,872

Balance at end of year	496,163	69,444	426,719

Individual impairment	212,008	66,503	145,505
Collective impairment	284,155	2,941	281,214

Total	496,163	69,444	426,719

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	591,363	70,901	520,462

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Total	Related Parties	Third Parties

December 31, 2009
Balance at beginning of year	496,163	69,444	426,719
Provision (Note 22)	98,042	6,635	91,407
Write-offs	(101,586)	(9,398)	(92,188)
Net effect of foreign exchange adjustment	(29,560)	(9,143)	(20,417)
Deduction due to liquidation of SMM (Note 1b)	(1,249)	—	(1,249)

Balance at end of year	461,810	57,538	404,272

Individual impairment	162,967	52,137	110,830
Collective impairment	298,843	5,401	293,442

Total	461,810	57,538	404,272

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	790,213	63,391	726,822

	Total	Related Parties	Third Parties
December 31, 2010
Balance at beginning of year	461,810	57,538	404,272
Provision (reversal)—net (Note 22)	67,041	(9,712)	76,753
Write-offs	(23,586)	—	(23,586)
Net effect of foreign exchange adjustment	(9,155)	(186)	(8,969)

Balance at end of year	496,110	47,640	448,470

Individual impairment	182,175	37,576	144,599
Collective impairment	313,935	10,064	303,871

Total	496,110	47,640	448,470

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	405,926	118,486	287,440

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain or (Loss) on Foreign Exchange Net”.

Information about the Companies’ exposure to credit risk is disclosed in Note 31.

Management believes the established allowance is sufficient to cover impairment of accounts receivable—trade.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6. TAXES RECEIVABLE

This account consists of claims for tax refund as of January 1, 2009 and December 31, 2009 and 2010 amounting to Rp247,185, Rp396,581 and Rp479,786, respectively, mainly consisting of the Company’s corporate income tax for fiscal years 2004, 2005, 2006, 2009 and 2010 and Satelindo’s corporate income tax for fiscal year 2002.

On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 (KEP-00080) from the Tax Court which accepted the Company’s objection to the correction of the 2003 corporate income tax amounting to Rp126,403. On December 24, 2008, the Company received Decision Letter No. KEP-539/WPJ.19/BD.05/2008 from the DGT which increased the overpayment amount by Rp84,650 in the assessment letter on tax overpayment (“SKPLB”) for fiscal year 2004, which amount is lower than the amount stated in KEP-00080. On January 21, 2009, the Company filed an appeal letter to the Tax Court to increase the SKPLB for fiscal year 2004 as stated in KEP-00080. On February 2, 2009, the Company received the tax refund from the Tax Office amounting to Rp84,650 for the additional tax overpayment of corporate income tax for fiscal year 2004. On December 4, 2009, the Company received from the Tax Court its Decision No. Put.20644/PP/M.II/2009 which granted the request to increase the SKPLB for fiscal year 2004. Furthermore, on December 15, 2009, the DGT issued Decision Letter No. KEP-00101/WPJ.19/KP.0303/2009 to implement such Tax Court Decision. On April 13, 2010, the Company received the tax refund from the Tax Office amounting to Rp41,753 for the remaining tax overpayment of corporate income tax for the fiscal year 2004.

On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection to the correction of the 2005 corporate income tax. On October 29, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155 (Note 33k), which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010 (Note 29c).

On June 8, 2009, the Company received the assessment letter on tax underpayment (“SKPKB”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 which was charged to current operations in 2009. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. On July 15, 2010, the Company received Decision Letter No.KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. As of April 20, 2011, the Company has not yet received any decision from the Tax Court on such appeal.

On September 7, 2009, the Company received Decision Letter No.KEP-335/WPJ.19/BD.05/2009 from the DGT which declined the Company’s objection to the remaining corrections of the 2006 corporate income tax. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections of the Company’s 2006 corporate income tax. As of April 20, 2011, the Company has not yet received any decision from the Tax Court on such appeal.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

7. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Landrights	Properties under construction and installation	Total
Cost
At January 1, 2008 (restated)	32,414,532	3,120,129	7,190,475	428,828	8,010,903	51,164,867
Additions	276,929	138,288	8,354	7,712	11,903,668	12,334,951
Derecognitions	(17,381)	(4,026)	—	—	—	(21,407)
Reclassifications	3,715,632	231,418	2,004,008	36,569	(5,987,627)	—

At December 31, 2008 (restated)	36,389,712	3,485,809	9,202,837	473,109	13,926,944	63,478,411
Additions	158,871	56,996	18,922	—	11,334,716	11,569,505
Derecognitions	(89,448)	(34,507)	(14,604)	—	(84,218)	(222,777)
Divestment of SMM—a subsidiary	—	(6,617)	(70)	—	—	(6,687)
Reclassifications	14,701,390	368,118	2,369,910	31,511	(17,470,929)	—

At December 31, 2009 (restated)	51,160,525	3,869,799	11,576,995	504,620	7,706,513	74,818,452
Additions	364,134	51,381	4,088	15,977	5,039,357 *	5,474,937
Derecognitions	(2,091,220)	(30,657)	(70,346)	—	—	(2,192,223)
Reclassifications	7,572,859	412,498	1,278,139	20,490	(9,283,986)	—

At December 31, 2010	57,006,298	4,303,021	12,788,876	541,087	3,461,884	78,101,166

Accumulated depreciation, amortization and impairment
Accumulated depreciation, amortization and impairment at January 1, 2008 (restated)	15,856,348	2,023,547	2,712,199	50,981	—	20,643,075
Depreciation and amortization charge for the year	3,336,090	499,939	676,717	9,479	—	4,522,225
Derecognitions	(17,357)	(3,145)	—	—	—	(20,502)

Accumulated depreciation, amortization and impairment at December 31, 2008 (restated)	19,175,081	2,520,341	3,388,916	60,460	—	25,144,798
Depreciation and amortization charge for the year	4,156,188	431,015	857,032	10,210	—	5,454,445
Derecognitions	(89,448)	(34,359)	(9,637)	—	—	(133,444)
Divestment of SMM—a subsidiary	—	(5,415)	(70)	—	—	(5,485)

Accumulated depreciation, amortization and impairment at December 31, 2009 (restated)	23,241,821	2,911,582	4,236,241	70,670	—	30,460,314
Depreciation and amortization charge for the year	4,784,832	437,982	950,794	10,940	—	6,184,548
Derecognitions	(1,932,935)	(29,838)	(70,324)	—	—	(2,033,097)

Accumulated depreciation, amortization and impairment at December 31, 2010	26,093,718	3,319,726	5,116,711	81,610	—	34,611,765

*	including additional property and equipment purchased from Lintasarta amounting to Rp71,423 (net of intercompany loss of Rp11,683)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Landrights	Properties under construction and installation	Total

Net book value
At January 1, 2008 (restated)	16,558,184	1,096,582	4,478,276	377,847	8,010,903	30,521,792
At December 31, 2008 (restated)	17,214,631	965,468	5,813,921	412,649	13,926,944	38,333,613
At December 31, 2009 (restated)	27,918,704	958,217	7,340,754	433,950	7,706,513	44,358,138
At December 31, 2010	30,912,580	983,295	7,672,165	459,477	3,461,884	43,489,401

Submarine cables (presented as part of exchange and network assets) represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation and amortization expense charged to profit or loss amounted to Rp4,522,225, Rp5,454,445 and Rp6,184,548 in 2008, 2009 and 2010, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve for the current year.

On August 31, 2009, the Company launched its Satellite Palapa-D. The Satellite experienced an under-performance of the launch vehicle during the Satellite’s placement to its intended orbital position. Consequently, its orbital lifetime has been reduced. The insurance claim for the partial loss of the Satellite has been made and is recorded as a reduction of the cost of the Satellite. The Satellite has been in operation since November 2009 after going through the process of testing and arranging its orbital position in September and October 2009. On January 4 and 19, 2010, the Company collected the Palapa-D Satellite insurance claim amounting to US$58,008 (equivalent to Rp537,657) as a loss compensation for the decrease in the Satellite’s useful life from 15 years to 10.77 years due to the under-performance of the launch vehicle in the Satellite’s orbital process.

As of December 31, 2010, approximately Rp31,691 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 14).

As of December 31, 2010, the Companies insured their respective property and equipment (except submarine cables) for US$232,785 and Rp40,306,958 including insurance on the Company’s satellite amounting to US$153,000. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of January 1, 2009 and December 31, 2009 and 2010 are as follows:

	Percentage of Completion	Cost	Estimated Date of Completion
January 1, 2009
Exchange and network assets	5 - 99	12,415,087	January - September 2009
Subscribers’ apparatus and other equipment	40 - 98	147,966	January - June 2009
Buildings and building & leasehold improvements	15 - 99	1,363,891	January 2009 - January 2010

Total		13,926,944

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Percentage of Completion	Cost	Estimated Date of Completion
December 31, 2009
Exchange and network assets	5 - 99	6,819,312	January - September 2010
Subscribers’ apparatus and other equipment	55 - 95	120,609	January - July 2010
Buildings and building & leasehold improvements	6 - 75	766,592	January 2010 - December 2011

Total		7,706,513

December 31, 2010
Exchange and network assets	5 - 99	3,158,581	January - December 2011
Subscribers’ apparatus and other equipment	25 - 95	25,853	January - December 2011
Buildings and building & leasehold improvements	6 - 95	277,450	January - December 2011

Total		3,461,884

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2008, 2009 and 2010 amounted to Rp134,875, Rp181,522 and Rp18,698, respectively.

For the years ended December 31, 2008, 2009 and 2010, sales or exchange of certain property and equipment were made as follows:

	2008	2009	2010
	Rp	Rp	Rp
Exchange of Assets (Note 29b)
Carrying amount of assets received	—	—	158,285
Carrying amount of assets given up	—	—	(158,285)
Sales of Assets
Proceeds	1,131	2,253	7,741
Net book value	(905)	(5,115)	(841)

Gain (loss)	226	(2,862)	6,900

In the above exchange of assets transaction, the fair value of neither the asset received nor the assets given up cannot be measured reliably, hence, the value of the asset received is measured at the carrying amount of the assets given up.

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and LMD in 2010, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Spectrum license	222,922
Customer base
—Post-paid	154,220
—Prepaid	73,128
Brand	147,178

Total	597,448

The changes in the goodwill and other intangible assets account are as follows:

	Non-integrated Software	Other Intangible Assets	Goodwill	Total
Cost:
At January 1, 2008	213,581	597,448	2,934,638	3,745,667
Additions	6,952	—	9,724	16,676

At January 1, 2009	220,533	597,448	2,944,362	3,762,343
Additions	15,044	—	—	15,044

At December 31, 2009	235,577	597,448	2,944,362	3,777,387
Additions	40,052	—	—	40,052

At December 31, 2010	275,629	597,448	2,944,362	3,817,439

Accumulated Amortization:
At January 1, 2008	182,096	545,531	930,862	1,658,489
Amortization	18,722	24,423	—	43,145

At January 1, 2009	200,818	569,954	930,862	1,701,634
Amortization	14,539	18,397	—	32,936

At December 31, 2009	215,357	588,351	930,862	1,734,570
Amortization	10,595	9,097	—	19,692

At December 31, 2010	225,952	597,448	930,862	1,754,262

Net book value:
At January 1, 2008	31,485	51,917	2,003,776	2,087,178

At January 1, 2009	19,715	27,494	2,013,500	2,060,709

At December 31, 2009	20,220	9,097	2,013,500	2,042,817

At December 31, 2010	49,677	—	2,013,500	2,063,177

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Other intangible assets consist of the following:

	Useful lives (years)	January 1, 2009			December 31, 2009			December 31, 2010
		Gross		Net	Gross		Net	Gross		Net
		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
Customer base:
Post-paid	5	154,220	154,220	—	154,220	154,220	—	154,220	154,220	—
Prepaid	6	73,128	73,128	—	73,128	73,128	—	73,128	73,128	—
Spectrum license	5	222,922	222,922	—	222,922	222,922	—	222,922	222,922	—
Brand	8	147,178	119,684	27,494	147,178	138,081	9,097	147,178	147,178	—

Total		597,448	569,954	27,494	597,448	588,351	9,097	597,448	597,448	—

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to Cellular business unit, which is also considered as one of the Companies’ operating segments.

The Company performed its annual impairment testing of goodwill at December 31, 2008, 2009 and 2010.

The business enterprise value of the Cellular business unit has been determined based on discounted cash flow and weighted average cost of capital (WACC) covering a five-year period. This projection is based on the Companies’ long-term plan approved by the Board of Directors, which management believes is reasonable and is management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset.

Key assumptions used in fair value less cost to sell (FVLCTS) calculation at December 31, 2010:

Discount rates—The Company has chosen to use WACC as a discounted rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the unit is between 12% and 14%.

Compounded Annual Growth Rate (CAGR)—The CAGR projection for the 5-year budget period of cellular segment revenue made by management is approximately 12%. This is higher than the historical revenue CAGR of approximately 7% due to tighter competition. The total operating expenses (including depreciation) are projected as a percentage of revenue.

Cost to Sell—As the recoverable amount of the Cellular Business is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.5% of the enterprise value.

9. LONG-TERM PREPAID RENTALS—NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

11. PROCUREMENT PAYABLE

This account arose from purchases of capital and operating expenditures procured from the following:

		December 31,
	January 1, 2009	2009	2010
Related parties (Note 25) (including US$505 January 1, 2009, US$631 in 2009 and US$404 in 2010)	77,718	117,284	68,681
Third parties (including US$411,796 on January 1, 2009, US$309,520 in 2009 and US$246,211 in 2010)	6,368,639	5,172,498	3,575,786

Total	6,446,357	5,289,782	3,644,467

The billed amount of procurement payable amounted to Rp1,266,204, Rp1,478,057 and Rp360,508 as of January 1, 2009 and December 31, 2009 and 2010, respectively. The unbilled amount of procurement payable amounted to Rp5,180,153, Rp3,811,725 and Rp3,283,959 as of January 1, 2009 and December 31, 2009 and 2010, respectively.

12. TAXES PAYABLE

This account consists of the following:

		December 31,
	January 1, 2009	2009	2010
Estimated corporate income tax payable, less tax prepayments of Rp500,923 on January 1, 2009, Rp439,147 in 2009 and Rp123,281 in 2010	78,800	21,826	4,890
Income tax article 25	32,369	40,122	18,899

Total	111,169	61,948	23,789

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the income tax expense for the years ended December 31, 2008, 2009 and 2010 is as follows:

		December 31,
	2008	2009	2010
Estimated taxable income (tax loss) of the Company	1,529,795	1,117,916	(1,142,061)

Income tax expense—current (at statutory tax rates)
Company	458,921	313,016	—
Subsidiaries	120,802	147,957	128,171
Tax correction from previous year paid during the year	7,919	33,517	—

Total income tax expense—current	587,642	494,490	128,171

Income tax expense (benefit)—deferred—effect of temporary differences at enacted maximum tax rates (30% in 2008, 28% or 25% in 2009 and 25% in 2010)
Company
Depreciation—net	132,066	228,846	423,027
Loss on sale of property and equipment—net	—	1,036	86,055
Amortization of other intangible assets	67,565	58,962	47,642
Equity in net income of investees	50,834	34,073	42,652
Amortization of 3G licenses	(194)	1,722	8,751
Tax loss	—	—	(285,515)
Write-off of accounts receivable (provision for impairment of receivables)—net	(24,056)	15,517	(8,685)
Provision for termination, gratuity and compensation benefits of employees	(6,574)	(7,662)	(8,217)
Net periodic pension cost	(458)	(115)	(4,253)
Accrual of employee benefits—net	(38,496)	(27,818)	(3,820)
Amortization of debt and bonds issuance costs, consent solicitation fees and discount (Notes 14 and 15)	(1,990)	548	(2,580)
Others	(16,950)	(1,992)	4,402

Net	161,747	303,117	299,459
Subsidiaries
Net periodic pension cost	542	1,524	720
Write-off of accounts receivable (provision for impairment of receivables)—net	(985)	(2,943)	533
Depreciation—net	(8,528)	(10,549)	(6,073)
Accrued expenses	1,303	(506)	(948)
Tax loss carryforward	13,318	—	—
Others	(522)	(1,184)	476

Net	5,128	(13,658)	(5,292)

Net income tax expense—deferred	166,875	289,459	294,167

Deferred tax expense (benefit) resulting from reduction in tax rate
Company	(283,047)	—	—
Subsidiaries	13,870	—	—

Net	(269,177)	—	—

Income tax expense—net	485,340	783,949	422,338

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the estimated income tax payable is as follows:

	December 31,
	2008	2009	2010
Income tax expense—current
Company	458,921	313,016	—
Subsidiaries	120,802	147,957	128,171
Tax correction from previous year	7,919	33,517	—

Total income tax expense—current	587,642	494,490	128,171

Less prepayments of income tax of the Company
Article 22	99,462	101,137	52,126
Article 23	9,053	7,071	6,810
Article 25	317,745	299,289	28,795

Total prepayments of income tax of the Company	426,260	407,497	87,731

Less prepayments of income tax of Subsidiaries
Article 22	1,036	7,534	1,107
Article 23	3,214	3,306	3,696
Article 25	72,086	151,693	194,309

Total prepayments of income tax of Subsidiaries	76,336	162,533	199,112

Total prepayments of income tax	502,596	570,030	286,843

Estimated income tax payable

		December 31,
	January 1, 2009	2009	2010
Company	32,661	—	—
Subsidiaries	46,139	21,826	4,890

Total estimated income tax payable	78,800	21,826	4,890

		December 31,
	January 1, 2009	2009	2010
Claim for tax refund (presented as part of “Taxes Receivable”)
Company	—	94,481	87,731
Subsidiaries	1,673	36,402	75,831

Total claim for tax refund	1,673	130,883	163,562

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% in 2008, 28% in 2009 and 25% in 2010 to the profit before income tax and the income tax expense as shown in the consolidated statements of comprehensive income for the years ended December 31, 2008, 2009 and 2010 is as follows:

	December 31,
	2008	2009	2010
Profit before income tax	2,555,320	2,544,179	1,325,208

Income tax expense at the applicable tax rate of 30% in 2008, 28% in 2009 and 25% in 2010	766,596	712,370	331,302
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	48,539	56,265	58,384
Tax effect on permanent differences
Assessment for income taxes and related penalties	2,878	15,497	20,844
Employee benefits	19,027	15,815	16,180
Donation	18,632	3,577	6,037
Amortization of landrights	2,844	2,859	2,735
Interest income already subjected to final tax	(140,563)	(41,764)	(36,200)
Others	9,073	(5,918)	11,161
Tax correction from previous year	7,919	33,517	—
Adjustment due to tax audit and others	19,572	(8,269)	11,895
Net deferred tax benefits resulting from reduction in tax rates	(269,177)	—	—

Income tax expense—net per consolidated statements of comprehensive income	485,340	783,949	422,338

The tax effects of significant temporary differences between financial and tax reporting of the Company are as follows:

		December 31,
	January 1, 2009 (Restated)	2009 (Restated)	2010
Deferred tax assets
Tax loss	—	—	285,515
Accrual of employee benefits—net	187,587	223,067	235,104
Allowance for impairment of receivables	125,027	109,510	118,195
Allowance for decline in value of investment in associated company and other long-term investments	39,069	39,069	39,069
Pension cost	17,775	17,890	22,143
Allowance for decline in value of short-term investments	6,349	6,349	6,349
Others	10,153	5,242	4,483

Total	385,960	401,127	710,858

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

		December 31,
	January 1, 2009 (Restated)	2009 (Restated)	2010
Deferred tax liabilities
Property and equipment	1,490,947	1,711,076	2,220,158
Investments in subsidiaries/associated companies-net of amortization of goodwill and other intangible assets	230,232	308,680	398,974
Deferred debt and bonds issuance costs, consent solicitation fees and discount	2,805	13,106	10,527
Long-term prepaid licenses	3,089	4,811	13,562
Difference in transactions of equity changes in associated company	1,460	1,460	1,460
Others	5,088	9,132	11,075

Total	1,733,621	2,048,265	2,655,756

Deferred tax liabilities—net	1,347,661	1,647,138	1,944,898

The breakdown by entity of the deferred tax assets and liabilities:

			December 31,
	January 1, 2009		2009		2010
	Deferred Tax Assets	Deferred Tax Liabilities (Restated)	Deferred Tax Assets	Deferred Tax Liabilities (Restated)	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	1,347,661	—	1,647,138	—	1,944,898

Subsidiaries
Lintasarta	66,104	—	76,475	—	77,755	—
IMM	4,640	—	11,524	—	17,263	—
APE	—	565	—	3,070	—	4,383
ISP	—	331	—	619	—	428
SMT	—	189	—	991	—	1,597
LMD	—	—	—	—	—	—

Total	70,744	1,348,746	87,999	1,651,818	95,018	1,951,306

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

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated companies, debt and bonds issuance costs, consent solicitation fees and discount, and long-term prepaid licenses.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

In September 2008, Law No. 7 Year 1983 regarding “Income Tax” was revised for the fourth time with the issuance of Law No. 36 Year 2008. The revised Law stipulates change in the corporate tax rates from progressive tax rates to a single rate of 28% for fiscal year 2009 and 25% for fiscal years 2010 onwards. The revised Law was effective on January 1, 2009. The Companies recorded the effects of the changes in tax rates for the year ended December 31, 2008 resulting from the reduction in tax rates as a reduction of income tax expense amounting to Rp269,177 and credits amounting to Rp292 and Rp886, respectively, to “Other Components of Equity—Difference in transactions of equity changes in associated companies/subsidiaries” and “Difference in foreign currency translation”, which are presented as part of other comprehensive income in the consolidated statements of comprehensive income.

On June 8, 2009, the Company received SKPKB from the DGT for Satelindo’s 2003 corporate income tax amounting to Rp30,870 (including interest), which was paid to the Tax Office on July 7, 2009 and charged to current operations in 2009.

The tax losses carryover of SMT and the Company as of December 31, 2010 can be carried forward through 2015 based on the following schedule:

Year of Expiration	Amount
2011	14,190
2012	30,205
2013	26,660
2014	31,901
2015	1,192,832

Total	1,295,788

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

13. ACCRUED EXPENSES

This account consists of the following:

		December 31,
	January 1, 2009	2009	2010
Interest	231,640	228,743	339,957
Network repairs and maintenance	303,200	301,857	265,428
Employee benefits (Notes 17 and 24)	122,049	152,447	216,732
Radio frequency fee	257,671	240,718	195,686
Dealer incentive (Note 2f5.1)	80,760	80,778	125,836
Marketing	161,698	125,908	120,092
Utilities	8,202	94,359	85,650
Consultancy fees	45,792	66,218	65,288
Universal Service Obligation (“USO”)	38,526	62,378	59,899
Concession fee	49,227	2,468	38,005
Link	3,614	7,204	31,111
Rental	21,762	18,225	28,090
General and administration	25,829	25,546	27,706
Blackberry access fee	2,507	10,340	20,679
Others (each below Rp20,000)	92,761	108,372	90,726

Total	1,445,238	1,525,561	1,710,885

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

14. LOANS PAYABLE

This account consists of the following:

		December 31,
	January 1, 2009	2009	2010
Related party (Note 25)
Mandiri—net of unamortized debt issuance cost and consent solicitation fee of Rp3,858 on January 1, 2009, Rp7,511 in 2009 and Rp2,955 in 2010	1,796,142	2,592,489	1,297,045
Third parties—net of unamortized debt issuance cost and consent solicitation fee of Rp233,736 on January 1, 2009, Rp250,888 in 2009 and Rp189,979 in 2010; and unamortized debt discount of Rp31,844 on January 1, 2009, Rp25,892 in 2009 and Rp19,267 in 2010	9,588,487	11,563,262	9,553,906

Total loans payable	11,384,629	14,155,751	10,850,951

Less current maturities (net of unamortized debt issuance cost and consent solicitation fees of Rp373 in 2010):
Related party	200,000	400,000	300,000
Third parties	372,469	1,040,259	2,884,147

Total current maturities	572,469	1,440,259	3,184,147

Long-term portion	10,812,160	12,715,492	7,666,804

The loans from third parties consist of the following:

Syndicated U.S. Dollar Loan Facility—net of unamortized debt issuance cost and consent solicitation fee of Rp47,276 on January 1, 2009, Rp44,563 in 2009 and Rp27,122 in 2010	4,880,224	4,185,437	4,018,828
AB Svensk Exportkredit, Sweden with Guarantee from Export Kredit Namnden—net of unamortized debt issuance cost of Rp36,909 in 2009 and Rp27,593 in 2010	—	1,200,551	1,972,905
HSBC France—net of unamortized debt issuance cost and consent solicitation fee of Rp176,408 on January 1, 2009, Rp156,357 in 2009 and Rp129,167 in 2010	1,276,607	1,736,678	1,500,434
BCA—net of unamortized debt issuance on cost and consent solicitation fee of Rp3,858 on January 1, 2009, Rp7,055 in 2009 and Rp2,903 in 2010	1,796,142	3,092,945	1,297,097
Goldman Sachs International Principal, net of unamortized debt discount of Rp31,844 on January 1, 2009, Rp25,892 in 2009 and Rp19,267 in 2010	402,456	408,408	415,033
Foreign Exchange (FX) Conversion Option—net of credit risk adjustment	185,768	97,942	54,595
9-Year Commercial Loan—net of unamortized debt issuance cost and consent solicitation fee of Rp3,962 on January 1, 2009, Rp3,707 in 2009 and Rp2,821 in 2010	292,093	237,733	203,805

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	January 1, 2009	December 31,
		2009	2010
Investment Credit Facility 6 from CIMB Niaga	—	23,772	52,483
Finnish Export Credit Ltd.—net of unamortized debt issuance cost and consent solicitation fee of Rp1,463 on January 1, 2009, Rp1,113 in 2009 and Rp373 in 2010	206,587	106,047	33,793
Investment Credit Facility 5 from CIMB Niaga	44,933	24,933	4,933
Investment Credit Facility 4 from CIMB Niaga	4,446	—	—
DBS—net of unamortized debt issuance cost and consent solicitation fee of Rp769 on January 1, 2009 and Rp1,184 in 2009	499,231	448,816	—

Total	9,588,487	11,563,262	9,553,906
Less current maturities	372,469	1,040,259	2,884,147

Long-term portion	9,216,018	10,523,003	6,669,759

The details of the loans from a related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Mandiri*	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: Average 3-month Jakarta Inter-Bank Offered Rate (“JIBOR”) + 1.5% p.a. • Payable quarterly

•     Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

•     With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

b. Mandiri*	• 5-year unsecured credit facility 2 • Loan drawdowns are payable annually	July 28, 2014	Rp1,000,000	• Average 3-month JIBOR + 4% p.a. • Effective May 31, 2010: average 3-month JIBOR + 2.25% p.a. • Payable quarterly	• Permitted - subject to 2% penalty of the prepaid amount • On November 15, 2010, the Company made an early repayment of the remaining loan balance amounting to Rp900,000.

c. Syndicated U.S. Dollar Loan Facility—13 Financial Institutions	• 5-year unsecured credit facility • Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	• USD London Inter-Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (off- shore lenders) • Payable semi-annually	• Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

*	a related party (Note 25)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
d. AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export Kredit Namnden (“EKN”)	• Credit facilities consisting of Facilities A,B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively • Loan drawdowns are payable semi-annually	May 31, 2016 for facility A, February 28, 2017 for facility B and November 30, 2017 for facility C	US$315,000

•     Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.58%

•     Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

•     Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.61%.

•     Permitted only in proportionate amount for each Facility A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

•     In minimum amount of US$5,000 and in an amount divisible by US$500

•     Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

e. HSBC France	• 12 year - COFACE term facility • Payable in twenty semi-annual installments	November 27, 2019	US$157,243	• 5.69% p.a. • Payable semi-annually

•     Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$10,000 and in an amount divisible by US$1,000

•     Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

f. HSBC France	• 12 year - SINOSURE term facility • Payable in twenty semi-annual installments	November 27, 2019	US$44,200	• USD LIBOR + 0.35% p.a. • Payable semi-annually

•     Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$10,000 and in an amount divisible by US$1,000

•     Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
g. BCA	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	August 28, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: 3-month JIBOR + 1.5% p.a. • Payable quarterly

•     Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

•     With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date.

h. BCA	• 3-year unsecured credit facility 2 • Loan drawdowns are payable annually	March 16, 2012	Rp500,000	• 3-month JIBOR + 2.25% p.a.	• With penalty of 1% of the prepaid amount • On October 19, 2010, the Company made an early repayment of the remaining loan balance amounting to Rp400,000.

i. BCA	• 5-year unsecured credit facility 3 • Loan drawdowns are payable annually	June 25, 2014	Rp1,000,000	• 3-month JIBOR + 4% p.a. • Effective June 25, 2010: 3-month JIBOR + 2.25% p.a.

•     With penalty of 1% of the prepaid amount, except for prepayment to refinance this credit facility

•     On October 19, 2010, the Company made an early repayment of the remaining loan balance amounting to Rp900,000.

j. Goldman Sachs International (GSI)

•     Investment loan

•     provides an “FX Conversion Option” for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”).

•     Fair value of FX Conversion Option as of January 1, 2009, December 31, 2009 and 2010 amounting to US$16,965.12, US$10,419.43 and US$6,072.20 (equivalent to Rp185,768, Rp97,943 and Rp54,595), respectively

		May 30, 2013	Rp434,300	• 8.75% p.a. • Payable quarterly • If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal.

•     Certain changes affecting withholding taxes in the United Kingdom or Indonesia.

•     Default under Guaranteed Notes due 2012

•     Default under the Company’s USD Notes and IDR Bonds

•     Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation

•     Change of control in the Company.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
k. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited, Jakarta Branch

•     9-year unsecured commercial facility

•     Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 27, 2016	US$27,037	• USD LIBOR + 1.45% p.a. • Payable semi-annually

•     Permitted only on each repayment date after first repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$5,000 and in an amount divisible by US$1,000

•     Any prepayment shall satisfy the obligations of loan repayment proportionately.

l. CIMB Niaga	• Investment credit facility 6 obtained by Lintasarta • Payable quarterly	June 24, 2012	Rp75,000	• 14.5% p.a., subject to change by CIMB Niaga depending on the market condition

•     Permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

m. Finnish Export Credit Ltd.	• 5-year credit facility • Payable semi-annually	May 12, 2011	US$38,000	• 4.15% p.a. • Payable semi-annually	Permitted only after 60 days of the loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

n. CIMB Niaga	• Investment credit facility 5 obtained by Lintasarta • Payable quarterly	January 10, 2011	Rp50,000	• 1-month SBI + 2.25% p.a.

Permitted only on interest payment date subject to 13 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with 1% penalty of the early repaid amount.

o. DBS	• 5-year unsecured credit facility • Loan drawdowns are payable annually	November 1, 2012	Rp500,000	¡ Year 1: 9.7% ¡ Year 2: 10.4% ¡ Years 3-5: 3-month SBI + 1.5% p.a. ¡ Payable quarterly

•     Without penalty if the repayment is made after the 24th month after the agreement date subject to 15 days’ prior written notice

•     With penalty of 1% of the prepaid amount for repayment prior to the 24th month after the agreement date

•     On October 30, 2010, the Company made an early repayment of the remaining loan balance amounting to Rp400,000.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The scheduled principal payments from 2011 to 2015 and thereafter of all the loans payable as of December 31, 2010 are as follows:

	Twelve months ending December 31,
	2011	2012	2013	2014	2015 and thereafter	Total
In rupiah
Mandiri*	300,000	1,000,000	—	—	—	1,300,000
BCA*	300,000	1,000,000	—	—	—	1,300,000
GSI*	—	—	434,300	—	—	434,300
CIMB Niaga*	34,933	22,483	—	—	—	57,416

Sub-total	634,933	2,022,483	434,300	—	—	3,091,716

In U.S. dollar
Syndicated U.S. Dollar Loan facility (US$450,000)*	1,982,516	647,352	1,416,082	—	—	4,045,950
SEK, Sweden (US$222,500)*	327,529	327,529	327,529	327,529	690,382	2,000,498
HSBC France (US$181,248.02)*	181,067	181,067	181,067	181,067	905,333	1,629,601
9-Year Commercial Facility (US$22,981.45)*	24,309	36,463	36,463	36,463	72,928	206,626
GSI (US$6,072.20)*	—	—	54,595	—	—	54,595
FEC (US$3,800)*	34,166	—	—	—	—	34,166

Sub-total	2,549,587	1,192,411	2,015,736	545,059	1,668,643	7,971,436

Total	3,184,520	3,214,894	2,450,036	545,059	1,668,643	11,063,152

Less:
—unamortized debt issuance costs and consent solicitation fees						(192,934)
—unamortized debt discount						(19,267)

Net						10,850,951

*	Refer to previous discussion on early repayment options for each loan.

The amortization of debt issuance costs, consent solicitation fees and debt discount on the loans amounted to Rp15,331 in 2008, Rp35,838 in 2009 and Rp72,091 in 2010 (Note 23).

As of January 1, 2009 and December 31, 2009 and 2010, the Companies have complied with all financial ratios required to be maintained under the loan agreements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

15. BONDS PAYABLE

This account consists of the following:

		January 1, 2009	December 31,
			2009	2010
a)	Guaranteed Notes Due 2020—net of unamortized notes issuance cost of Rp64,885 and discount of Rp29,666	—	—	5,749,599
b)	Fifth Indosat Bonds in Year 2007 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp6,948 on January 1, 2009, Rp12,793 in 2009 and Rp11,041 in 2010	2,593,052	2,587,207	2,588,959
c)	Seventh Indosat Bonds in Year 2009 with Fixed Rates—net of unamortized bonds issuance cost of Rp6,198 in 2009 and Rp5,362 in 2010	—	1,293,802	1,294,638
d)	Sixth Indosat Bonds in Year 2008 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp4,256 on January 1, 2009, Rp7,050 in 2009 and Rp5,414 in 2010	1,075,744	1,072,950	1,074,586
e)	Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost and consent solicitation fees of Rp4,404 on January 1, 2009, Rp4,050 in 2009 and Rp1,382 in 2010	810,596	810,950	813,618
f)	Indosat Sukuk Ijarah III in Year 2008—net of unamortized bonds issuance cost and consent solicitation fees of Rp2,229 on January 1, 2009, Rp3,601 in 2009 and Rp2,625 in 2010	567,771	566,399	567,375
g)	Indosat Sukuk Ijarah II in Year 2007—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,042 on January 1, 2009, Rp1,872 in 2009 and Rp1,517 in 2010	398,958	398,128	398,483
h)	Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,560 on January 1, 2009, Rp1,429 in 2009 and Rp487 in 2010	283,440	283,571	284,513
i)	Second Indosat Bonds in Year 2002 with Fixed and Floating Rates—net of unamortized consent solicitation fees of Rp656 in 2009 and Rp652 in 2010	200,000	199,344	199,348
j)	Indosat Sukuk Ijarah IV in Year 2009—net of unamortized bonds issuance cost of Rp982 in 2009 and Rp873 in 2010	—	199,018	199,127
k)	Limited Bonds II issued by Lintasarta*	31,150	25,000	25,000
l)	Limited Bonds I issued by Lintasarta**	25,292	16,989	16,989
m)	Guaranteed Notes Due 2010—net of unamortized notes issuance cost of Rp6,977 on January 1, 2009 and Rp3,879 in 2009	2,563,503	2,202,743	—
n)	Guaranteed Notes Due 2012—net of unamortized notes discount of Rp4,129 on January 1, 2009, Rp3,116 in 2009; and unamortized notes issuance cost of Rp8,649 on January 1, 2009 and Rp6,521 in 2009	1,185,261	1,018,817	—
o)	Third Indosat Bonds in Year 2003 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp2,709 on January 1, 2009 and Rp2,081 in 2009	637,291	637,919	—

Total bonds payable		10,372,058	11,312,837	13,212,235
Less current maturities (net of unamortized bonds issuance cost and consent solicitation fees totalling Rp5,960 in 2009 and Rp1,869 in 2010)		56,442	2,840,662	1,098,131

Long-term portion		10,315,616	8,472,175	12,114,104

*	after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company
**	after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Guaranteed Notes Due 2020	US$650,000	• 7.375% p.a. • Payable semi-annually	July 29, 2020

The notes are redeemable at the option of IPBV:

•      At any time on or after July 29, 2015.

•      Prior to July 29, 2013, IPBV may redeem up to a maximum of 35% of the original aggregate principal amount.

•      At any time, upon not less than 30 days nor more than 60 days prior notice, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

•      Upon a change in control of IPBV, the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

b. Fifth Indosat Bonds in Year 2007

• Series A • Series B	Rp1,230,000 Rp1,370,000	• 10.20% p.a. • Payable quarterly • 10.65% p.a. • Payable quarterly	May 29, 2014 May 29, 2017

•      The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•      Based on the latest rating report released in October 2010, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
c. Seventh Indosat Bonds in Year 2009

• Series A	Rp700,000	• 11.25% p.a. • Payable quarterly	December 8, 2014	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.
• Series B	Rp600,000	• 11.75% p.a. • Payable quarterly	December 8, 2016

d. Sixth Indosat Bonds in Year 2008

• Series A	Rp760,000	• 10.25% p.a. • Payable quarterly	April 9, 2013	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.
• Series B	Rp320,000	• 10.80% p.a. • Payable quarterly	April 9, 2015

e. Fourth Indosat Bonds in Year 2005 with Fixed Rate	Rp815,000	• 12% p.a. • Payable quarterly	June 21, 2011	The Company has early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

f. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

g. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
h. Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)	Rp285,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.	June 21, 2011	The Company has early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

i. Second Indosat Bonds in Year 2002—Series B	Rp200,000	• 16% p.a. • Payable quarterly	November 6, 2032	The Company has buy option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder has sell option if the rating of the bonds decreases to id AA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

j. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

• Series A	Rp28,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

• Series B	Rp172,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016	The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
k. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009	• Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.) • Payable quarterly	June 14, 2009 extended to June 14, 2012	—

l. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009	• Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 2, 2009, the minimum limit increased to 12.75%.) • Payable quarterly	June 2, 2009 extended to June 2, 2012	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
m. Guaranteed Notes Due 2010	US$300,000	• 7.75% p.a. • Payable semi-annually	November 5, 2010

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

•      On September 19, 2008, IFB paid for the purchased portion of the notes with a total principal amount of US$65,253.

•      On August 2, 2010, IFB paid for the purchased portion of the 2010 Notes under tender offers with total principal amount of US$167,874.

•      On August 10, 2010, IFB paid for the remaining purchased portion of the 2010 Notes which was called with a total principal amount of US$66,873.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond		Nominal Amount	Interest	Maturity	Remarks
n.	GuaranteedNotes Due 2012	US$250,000	• 7.125% p.a. • Payable semi-annually	June 22, 2012

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

•     On September 19, 2008, IIFB paid for the purchased portion of the notes with a total principal amount of US$140,590.

•     On August 2, 2010, IIFB paid for the purchased portion of the 2012 Notes under tender offers with total principal amounts of US$56,035.

•     On September 2, 2010, IIFB paid for the remaining purchased portion of the 2012 Notes which was called with a total principal amount of US$53,375.

o. Third Indosat Bonds in Year 2003

	• Series A • Series B	Rp1,860,000 Rp640,000	• 12.5% p.a. • Payable quarterly • 12.875% p.a. • Payable quarterly	October 21, 2008 October 22, 2010

•     The Company has early settlement option on the 6th anniversary of the bonds for Series B bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

•     On October 22, 2010, the Company paid in full the Series B bonds.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2010 are as follows:

	Twelve months ending December 31,
	2011	2012	2013	2014	2015 and thereafter*	Total
In U.S. dollar
Guaranteed Notes* Due 2020 (US$650,000)	—	—	—	—	5,844,150	5,844,150

In Rupiah
Fifth Indosat Bonds*	—	—	—	1,230,000	1,370,000	2,600,000
Seventh Indosat Bonds*	—	—	—	700,000	600,000	1,300,000
Sixth Indosat Bonds*	—	—	760,000	—	320,000	1,080,000
Fourth Indosat Bonds*	815,000	—	—	—	—	815,000
Sukuk Ijarah III*	—	—	570,000	—	—	570,000
Sukuk Ijarah II*	—	—	—	400,000	—	400,000
Syari’ah Ijarah Bonds*	285,000	—	—	—	—	285,000
Second Indosat Bonds*	—	—	—	—	200,000	200,000
Sukuk Ijarah IV*	—	—	—	28,000	172,000	200,000
Limited Bonds II	—	25,000	—	—	—	25,000
Limited Bonds I	—	16,989	—	—	—	16,989

Sub-total	1,100,000	41,989	1,330,000	2,358,000	2,662,000	7,491,989

Total	1,100,000	41,989	1,330,000	2,358,000	8,506,150	13,336,139

Less:
—unamortized notes issuance cost						(64,885)
—unamortized bonds issuance costs and consent solicitation fees						(29,353)
—unamortized notes discount						(29,666)

Net						13,212,235

*	Refer to previous discussion on early repayment options for each bond/note.

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the years ended December 31, 2008, 2009 and 2010 amounted to Rp38,210, Rp15,467 and Rp18,025, respectively (Note 23).

As of January 1, 2009 and December 31, 2009 and 2010, the Companies have complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

16. FINANCIAL ASSETS AND LIABILITIES

The Companies have various financial assets such as cash and cash equivalents, trade and other accounts receivable, other current financial assets, due from related parties, other non-current financial assets, short-term investments and other long-term investments, which arise directly from the Companies’ operations. The Companies’

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

principal financial liabilities, other than derivatives, consist of trade payables, procurement payable, accrued expenses, deposits from costumers, loans and bonds payable, other current financial liabilities, due to related parties and other non-current financial liabilities. The main purpose of these financial liabilities is to finance the Companies’ operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The following table sets forth the Companies’ financial assets and financial liabilities as of January 1, 2009 and December 31, 2009 and 2010:

		December 31,
	January 1, 2009	2009	2010
Financial Assets
Held for trading
Derivative assets	656,594	224,004	69,334
Loans and receivables
Cash and cash equivalents	5,737,866	2,835,999	2,075,270
Accounts receivable—trade and others—net	1,357,620	1,949,984	1,558,457
Other current financial assets	44,777	35,173	53,119
Due from related parties—net	42,496	7,215	8,421
Other non-current financial assets	72,800	100,004	77,675
Available for sale
Short-term investments—net	—	—	—
Other long-term investments—net	2,730	2,730	2,730

Total Financial Assets	7,914,883	5,155,109	3,845,006

Financial Liabilities
Held for trading
Derivative liabilities	315,866	174,540	215,403
Liabilities at amortized cost
Accounts payable—trade	608,754	537,476	645,505
Procurement payable	6,446,357	5,289,782	3,644,467
Accrued expenses	1,445,238	1,525,561	1,710,885
Deposits from customers	32,121	22,463	50,279
Loans payable—current maturities	572,469	1,440,259	3,184,147
Bonds payable—current maturities	56,442	2,840,662	1,098,131
Other current financial liabilities	31,022	43,721	23,127
Due to related parties	14,699	13,764	22,099
Loans payable—net of current maturities	10,812,160	12,715,492	7,666,804
Bonds payable—net of current maturities	10,315,616	8,472,175	12,114,104
Other non-current financial liabilities	45,511	—	—

Total Financial Liabilities	30,696,255	33,075,895	30,374,951

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table sets forth the carrying values and estimated fair values of the Companies’ financial instruments that are carried in the consolidated statements of financial position:

	Carrying Amount			Fair Value
	January 1, 2009	December 31,		January 1, 2009	December 31,
		2009	2010		2009	2010
Current Financial Assets
Cash and cash equivalents	5,737,866	2,835,999	2,075,270	5,737,866	2,835,999	2,075,270
Short-term investments—net	—	—	—	—	—	—
Accounts receivable—trade and others—net	1,357,620	1,949,984	1,558,457	1,357,620	1,949,984	1,558,457
Derivative assets	656,594	224,004	69,334	656,594	224,004	69,334
Other current financial assets	44,777	35,173	53,119	44,777	35,173	53,119

Total current financial assets	7,796,857	5,045,160	3,756,180	7,796,857	5,045,160	3,756,180

Non-current Financial Assets
Due from related parties—net	42,496	7,215	8,421	32,414	6,263	7,176
Other long-term investments—net	2,730	2,730	2,730	2,730	2,730	2,730
Other non-current financial assets	72,800	100,004	77,675	54,129	81,369	73,309

Total non-current financial assets	118,026	109,949	88,826	89,273	90,362	83,215

Total Financial Assets	7,914,883	5,155,109	3,845,006	7,886,130	5,135,522	3,839,395

Current Financial Liabilities
Accounts payable—trade	608,754	537,476	645,505	608,754	537,476	645,505
Procurement payable	6,446,357	5,289,782	3,644,467	6,446,357	5,289,782	3,644,467
Accrued expenses	1,445,238	1,525,561	1,710,885	1,445,238	1,525,561	1,710,885
Deposits from customers	32,121	22,463	50,279	32,121	22,463	50,279
Derivative liabilities	315,866	174,540	215,403	315,866	174,540	215,403
Loans payable—current portion maturities	572,469	1,440,259	3,184,147	567,337	1,425,325	3,155,634
Bonds payable—current portion maturities	56,442	2,840,662	1,098,131	57,251	2,904,566	1,110,737
Other current financial liabilities	31,022	43,721	23,127	31,022	43,721	23,127

Total current financial liabilities	9,508,269	11,874,464	10,571,944	9,503,946	11,923,434	10,556,037

Non-current Financial Liabilities
Due to related parties	14,699	13,764	22,099	11,212	11,948	18,833
Loans payable—net of current maturities	10,812,160	12,715,492	7,666,804	10,826,572	13,281,903	7,510,510
Bonds payable—net of current maturities	10,315,616	8,472,175	12,114,104	9,806,811	8,495,278	13,228,171
Other non-current financial liabilities	45,511	—	—	45,511	—	—

Total non-current financial liabilities	21,187,986	21,201,431	19,803,007	20,690,106	21,789,129	20,757,514

Total Financial Liabilities	30,696,255	33,075,895	30,374,951	30,194,052	33,712,563	31,313,551

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Fair Value Measurement

The fair values of the financial assets and liabilities are presented at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities).

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•	Derivative Financial Instruments

Cross currency swap contracts (including bifurcated embedded derivative)

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

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

•	Other long-term financial assets and liabilities (due from/to related parties, other long-term investments, other non-current financial assets and liabilities)

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

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of January 1, 2009 and December 31, 2009 and 2010.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

The Company’s fair value hierarchy as of December 31, 2009 and 2010 are as follows:

December 31, 2009	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Derivative assets	224,004	—	224,004	—

Total Financial Assets	224,004	—	224,004	—

Current Financial Liabilities
Derivative liabilities	174,540	—	174,540	—
Embedded derivatives	97,942	—	97,942	—

Total Financial Liabilities	272,482	—	272,482	—

December 31, 2010
Current Financial Assets
Derivative assets	69,334	—	69,334	—

Total Financial Assets	69,334	—	69,334	—

Current Financial Liabilities
Derivative liabilities	215,403	—	215,403	—
Embedded derivatives	54,595	—	54,595	—

Total Financial Liabilities	269,998	—	269,998	—

During the reporting periods ending December 31, 2009 and 2010, there were no transfers between Level 1 and Level 2 fair value measurements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

17. EMPLOYEE BENEFIT OBLIGATIONS

This account consists of the non-current portions of employee benefit obligations as follows:

		December 31,
	January 1, 2009	2009	2010
Post-retirement healthcare (Note 24)	474,118	549,007	639,271
Labor Law 13 (Note 24)	111,174	147,790	187,944
Service award	27,207	31,265	43,058
Accumulated leave benefits	741	1,391	2,134
Post-retirement benefit of salary continuation before retirement*	82,447	96,261	—

Total	695,687	825,714	872,407

*

Before December 31, 2010, the current portion of salary continuation before retirement included in accrued expenses (Note 13) amounted to Rp1,412 and the non-current portion included in employee benefit obligations amounted to Rp117,773, before deducting benefit payments made during the year amounting to Rp852. On December 31, 2010, the Company and its employees’ union reached a collective labor agreement (“CLA”) on the revocation of post-retirement benefit of salary continuation before retirement effective January 1, 2011. This revocation eliminates the Company’s legal or constructive obligation on the benefit. Consequently, the Company reversed the outstanding accrual for this benefit as of December 31, 2010 amounting to Rp118,333.

18. CAPITAL STOCK

The Company’s capital stock ownership details as of January 1, 2009 and December 31, 2009 and 2010 are as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
January 1, 2009
A Share
Government	1	—	—
B Shares
Indonesia Communications Limited, Mauritius (“ICL”)	2,171,250,000	217,125	39.96
Government	776,624,999	77,662	14.29
Stockholders holding more than 5%:
Fidelity Entities	553,479,050	55,348	10.19
Goldman Sachs (Asia) L.L.C	469,653,300	46,965	8.64
Noonday (Farallon Entities)	432,226,800	43,223	7.95
SKAGEN Funds (SKAGEN AS)	349,945,317	34,995	6.44
Indonesia Communications Pte. Ltd., Singapore (“ICLS”)	46,340,000	4,634	0.85
Directors:
Raymond Tan Kim Meng	222,500	22	0.01
Wahyu Wijayadi	152,500	15	0.00
Wong Heang Tuck	75,000	8	0.00
Johnny Swandi Sjam	30,000	3	0.00
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	633,924,033	63,392	11.67

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
December 31, 2009
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd. (previously ICLS)	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	1,125,241,900	112,524	20.71

Total	5,433,933,500	543,393	100.00

December 31, 2010
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	277,824,400	27,782	5.11
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	847,417,500	84,742	15.60

Total	5,433,933,500	543,393	100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

On June 6, 2008, STT Communications Limited (“STTC”) entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qtel. The closing process of such sale was made on June 22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel has become the ultimate shareholder of the Company and all of STTC’s affiliations ceased to be related parties of the Companies.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

On May 29, 2009, ICL entered into a Share Purchase Agreement to sell its 39.96% ownership in the Company to ICLS. The closing process of such sale was made on June 4, 2009; consequently, from this date, ICLS has become the legal owner of 3,532,056,600 “B” shares representing 65.00% ownership in the Company.

On September 11, 2009, ICLS changed its name into Qatar Telecom (Qtel Asia) Pte. Ltd.

19. OPERATING REVENUES

This account consists of the following:

	2008 (Restated)	2009 (Restated)	2010
Cellular
Usage charges	8,492,799	7,085,741	7,943,960
Value added services	5,052,615	5,998,963	7,039,243
Interconnection revenues	1,833,768	1,709,193	1,252,751
Tower leasing (Note 29e)	—	62,365	251,981
Monthly subscription charges	66,302	184,174	200,519
Sale of blackberry handsets and modems	82,476	206,481	34,956
Others	136,226	171,382	177,269
Upfront discount and customer loyalty program (Note 2f5.1)	(1,203,380)	(1,087,064)	(1,033,588)

Net	14,460,806	14,331,235	15,867,091

MIDI
Internet Protocol Virtual Private Network (IP VPN)	585,658	566,105	605,685
Internet	703,914	677,375	519,553
World link and direct link	456,692	394,189	278,788
Frame net	315,791	276,477	227,051
Leased line	231,570	211,092	189,112
Application services	118,895	146,137	168,196
Satellite lease	96,280	113,060	136,008
Digital data network	124,891	144,619	94,686
Multiprotocol Label Switching (MPLS)	25,161	67,141	66,579
Others	74,560	116,437	202,452

Sub-total	2,733,412	2,712,632	2,488,110

Fixed Telecommunication
International Calls	1,650,104	1,422,268	993,165
Fixed Wireless	244,304	249,886	174,157
Fixed Line	126,660	129,935	125,383
Others	685	950	472

Sub-total	2,021,753	1,803,039	1,293,177

Total	19,215,971	18,846,906	19,648,378

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Operating revenues from related parties amounted to Rp1,790,115, Rp1,474,208 and Rp1,640,591 for the years ended December 31, 2008, 2009 and 2010, respectively. These amounts represent 9.32%, 7.82% and 8.35% of total operating revenues in 2008, 2009 and 2010, respectively (Note 25).

The operating revenues from interconnection services are presented on a gross basis (Note 2f5).

20. OPERATING EXPENSES—COST OF SERVICES

This account consists of the following:

	2008 (Restated)	2009 (Restated)	2010

Interconnection	2,242,797	1,880,105	1,735,942
Radio frequency fee (Note 1)	1,025,082	1,331,416	1,612,375
Maintenance	903,244	922,225	943,503
Utilities	507,985	772,450	715,349
Rent	361,319	449,759	517,432
Leased circuits	447,319	487,074	377,580
Cost of SIM cards and pulse reload vouchers	391,101	326,472	259,323
USO	123,452	218,210	214,636
Blackberry access fee	14,099	50,068	197,434
Installation	88,179	97,142	133,746
Concession fee	170,321	83,970	112,404
Delivery and transportation	84,825	80,157	84,075
Cost of handsets and modems	111,537	247,135	74,266
Billing and collection	49,209	44,297	54,816
License	32,504	67,030	31,543
Others	74,831	30,340	48,986

Total	6,627,804	7,087,850	7,113,410

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2f5).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21. OPERATING EXPENSES—PERSONNEL

This account consists of:

	2008	2009	2010
Salaries	420,297	451,150	492,452
Incentives and other employee benefits	278,837	260,884	277,361
Bonuses	279,483	207,690	236,950
Employee income tax	251,950	145,421	131,630
Post-retirement healthcare benefits (Note 24)	120,147	88,615	104,600
Medical expense	61,220	68,471	69,509
Outsourcing	115,890	74,809	60,858
Pension (Note 24)	36,796	32,336	45,688
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 24)	27,581	40,972	42,833
Early retirement*	19,598	38,106	16,253
Post-retirement benefit of salary continuation before retirement (Note 17)	9,052	14,933	(96,820)
Others	18,142	28,173	29,930

Total	1,638,993	1,451,560	1,411,244

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. For the years ended December 31, 2008, 2009 and 2010, there were additional 41, 66 and 19 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation during the years ended December 31, 2008, 2009 and 2010 amounted to Rp37,111, Rp34,092 and Rp38,668, respectively.

22. OPERATING EXPENSES—GENERAL AND ADMINISTRATION

This account consists of:

	2008	2009	2010
Rent	141,245	144,585	120,428
Professional fees	116,043	103,916	109,374
Utilities	60,760	77,318	97,518
Provision for impairment of receivables (Note 5)	74,281	98,042	67,041
Transportation	122,987	58,882	64,485
Office	49,673	44,710	48,370
Insurance	26,093	29,183	39,807
Catering	22,045	20,730	25,585
Others (each below Rp20,000)	124,305	116,071	87,379

Total	737,432	693,437	659,987

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

23. FINANCING COST

This account consists of:

	2008	2009	2010
Interest on loans	1,776,514	1,808,620	2,080,274
Loss on the redemption of GN 2010 and GN 2012 (Note 15)	19,493	—	96,487
Amortization of debt and bonds / notes issuance costs, consent solicitation fees and discount (Notes 14 and 15)	53,541	51,305	90,116
Bank charges	8,746	13,042	4,751

Total	1,858,294	1,872,967	2,271,628

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

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009 and January to December 2010, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees and Rp120 for additional 14 employees, respectively.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the years ended December 31, 2008, 2009 and 2010, respectively.

The net periodic pension cost for the pension plans for the years ended December 31, 2008, 2009 and 2010 was calculated based on the actuarial valuations as of December 31, 2008, 2009 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2008	2009	2010
Annual discount rate	12.0%	10.5 - 10.7%	8.5 - 9.0%
Expected annual rate of return on plan assets	4.5 - 9.0%	4.5 - 9.0%	4.5 - 9.0%
Annual rate of increase in compensation	3.0 - 9.0%	3.0 - 9.0%	3.0 - 9.0%
Mortality rate (Indonesian Mortality Table—TMI)	TMI 1999	TMI 1999	TMI 1999

a.	The composition of the net periodic pension cost for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
Interest cost	66,100	63,648	74,558
Service cost	29,502	39,510	41,749
Amortization of unrecognized actuarial loss (gain)	5,088	(1,429)	850
Return on plan assets	(63,894)	(69,393)	(71,469)

Net periodic pension cost (Note 21)	36,796	32,336	45,688

b.	The funded status of the plans as of January 1, 2009 and December 31, 2009 and 2010 is as follows:

		December 31,
	January 1, 2009	2009	2010
Plan assets at fair value	805,199	813,588	852,958
Projected benefit obligation	(541,239)	(726,427)	(750,625)

Excess of plan assets over projected benefit obligation	263,960	87,161	102,333
Unrecognized actuarial loss (gain)	(90,860)	62,659	10,928

Total prepaid pension cost	173,100	149,820	113,261

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.	Movements in the fair value of plan assets during the years ended December 31, 2008, 2009 and 2010 are as follows:

December 31, 2008	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	697,641	33,146	730,787
Expected return on plan assets	60,960	2,934	63,894
Actuarial gain (loss) on plan assets	37,546	(1,632)	35,914
Contributions	805	9,653	10,458
Actual benefits paid	(33,252)	(2,602)	(35,854)

Fair value of plan assets at end of year	763,700	41,499	805,199

December 31, 2009	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	763,700	41,499	805,199
Expected return on plan assets	65,745	3,648	69,393
Actuarial loss on plan assets	(8,910)	(3,000)	(11,910)
Contributions	415	9,653	10,068
Actual benefits paid	(57,706)	(1,456)	(59,162)

Fair value of plan assets at end of year	763,244	50,344	813,588

December 31, 2010	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	763,244	50,344	813,588
Expected return on plan assets	67,149	4,320	71,469
Actuarial loss on plan assets	(12,283)	(2,677)	(14,960)
Contributions	120	9,653	9,773
Actual benefits paid	(24,566)	(2,346)	(26,912)

Fair value of plan assets at end of year	793,664	59,294	852,958

d.	Movements in the present value of the defined benefit obligation during the years ended December 31, 2008, 2009 and 2010 are as follows:

December 31, 2008	The Company	Lintasarta	Total
Benefit obligation at beginning of year	639,131	33,014	672,145
Interest cost	62,859	3,241	66,100
Current service cost	27,280	2,222	29,502
Actuarial gain on obligation	(10,588)	(8,144)	(18,732)
Actual benefits paid	(32,694)	(1,607)	(34,301)
Effect of changes in actuarial assumptions	(173,475)	—	(173,475)

Present value of obligation at end of year	512,513	28,726	541,239

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

December 31, 2009	The Company	Lintasarta	Total
Benefit obligation at beginning of year	512,513	28,726	541,239
Interest cost	60,288	3,360	63,648
Current service cost	36,496	3,014	39,510
Actuarial loss on obligation	624	7,809	8,433
Actual benefits paid	(57,057)	(1,093)	(58,150)
Effect of changes in actuarial assumptions	131,747	—	131,747

Present value of obligation at end of year	684,611	41,816	726,427

December 31, 2010	The Company	Lintasarta	Total
Benefit obligation at beginning of year	684,611	41,816	726,427
Interest cost	70,279	4,279	74,558
Current service cost	38,375	3,374	41,749
Actuarial loss on obligation	(156,345)	2,912	(153,433)
Actual benefits paid	(24,102)	(2,166)	(26,268)
Effect of changes in actuarial assumptions	87,592	—	87,592

Present value of obligation at end of year	700,410	50,215	750,625

e.	Movements in the prepaid pension cost during the years ended December 31, 2008, 2009 and 2010 are as follows:

December 31, 2008	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	187,801	13,190	200,991
Net periodic pension cost	(33,607)	(3,189)	(36,796)
Refund from Jiwasraya	(558)	(995)	(1,553)
Contribution to Jiwasraya	805	9,653	10,458

Prepaid pension cost at end of year	154,441	18,659	173,100

December 31, 2009	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	154,441	18,659	173,100
Net periodic pension cost	(29,487)	(2,849)	(32,336)
Refund from Jiwasraya	(649)	(363)	(1,012)
Contribution to Jiwasraya	415	9,653	10,068

Prepaid pension cost at end of year	124,720	25,100	149,820

December 31, 2010	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	124,720	25,100	149,820
Net periodic pension cost	(41,505)	(4,183)	(45,688)
Refund from Jiwasraya	(464)	(180)	(644)
Contribution to Jiwasraya	120	9,653	9,773

Prepaid pension cost at end of year	82,871	30,390	113,261

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f.	Prepaid pension cost consists of:

		December 31,
	January 1, 2009	2009	2010
Current portion (presented as part of “Prepaid Expenses”)
The Company	2,712	1,715	1,401
Lintasarta	402	725	516

	3,114	2,440	1,917

Long-term portion
The Company	151,729	123,005	81,470
Lintasarta	18,257	24,375	29,874

	169,986	147,380	111,344

Total prepaid pension cost	173,100	149,820	113,261

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

		December 31,
	January 1, 2009	2009	2010
Investment in mutual fund	71.67%	74.28%	78.90%
Investment in time deposits	12.84%	13.68%	12.16%
Investment in debt securities	9.71%	6.81%	5.06%
Investment in shares and properties	5.77%	5.22%	3.87%
Other investments	0.01%	0.01%	0.01%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2008, 2009 and 2010 amounted to Rp16,866, Rp19,451 and Rp46,557, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under this law or defined benefit pension plan, whichever amount is higher.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The net periodic pension cost under the Labor Law for the years ended December 31, 2008, 2009 and 2010 was calculated based on the actuarial valuations as of December 31, 2008, 2009 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2008	2009	2010
Annual discount rate	12.0%	10.5%	8.5 - 9.0%
Annual rate of increase in compensation	10.0 - 11.0%	9.0 - 10.0%	8.0 - 9.0%

a.	The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
Service cost	16,779	19,587	21,747
Interest cost	10,357	18,639	19,586
Amortization of unrecognized actuarial loss	445	1,842	1,500
Immediate recognition of past service cost—vested benefit	—	904	—

Total periodic pension cost under the Labor Law (Note 21)	27,581	40,972	42,833

b.	The composition of the accrued pension cost under the Labor Law as of January 1, 2009 and December 31, 2009 and 2010 is as follows:

		December 31,
	January 1, 2009	2009	2010
Projected benefit obligation	156,454	187,888	217,754
Unrecognized actuarial loss	(42,698)	(27,147)	(17,245)
Unrecognized past service cost	(427)	(10,348)	(9,632)

Accrued pension cost	113,329	150,393	190,877

c.	Movements in the present value of pension cost obligation under the Labor Law during the years ended December 31, 2008, 2009 and 2010 are as follows:

December 31, 2008	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	94,063	6,297	4,168	104,528
Actuarial loss (gain) on obligation	27,284	2,285	(667)	28,902
Current service cost	14,736	1,019	1,024	16,779
Interest cost	9,317	628	412	10,357
Actual benefits paid	(2,526)	(46)	(16)	(2,588)
Effect of changes in actuarial assumption	(1,558)	1,281	(1,247)	(1,524)

Present value of obligation at end of year	141,316	11,464	3,674	156,454

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

December 31, 2009	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	141,316	11,464	3,674	156,454
Actuarial gain on obligation	(3,316)	(78)	(368)	(3,762)
Current service cost	16,173	1,817	1,597	19,587
Interest cost	16,832	1,372	435	18,639
Actual benefits paid	(3,841)	(47)	(20)	(3,908)
Past service cost	—	10,853	—	10,853
Effect of changes in actuarial assumption	(8,109)	(3,208)	1,342	(9,975)

Present value of obligation at end of year	159,055	22,173	6,660	187,888

December 31, 2010	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	159,055	22,173	6,660	187,888
Actuarial loss (gain) on obligation	1,166	(890)	804	1,080
Current service cost	17,661	1,967	2,119	21,747
Interest cost	16,574	2,319	693	19,586
Actual benefits paid	(2,150)	(97)	(102)	(2,349)
Effect of changes in actuarial assumption	(9,734)	(1,132)	668	(10,198)

Present value of obligation at end of year	182,572	24,340	10,842	217,754

d.	Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2008, 2009 and 2010 are as follows:

December 31, 2008	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	78,604	7,013	2,719	88,336
Periodic Labor Law cost	24,440	1,642	1,499	27,581
Benefit payment	(2,526)	(46)	(16)	(2,588)

Accrued pension cost under the Labor Law at end of year	100,518	8,609	4,202	113,329

December 31, 2009	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	100,518	8,609	4,202	113,329
Periodic Labor Law cost	34,739	4,209	2,024	40,972
Benefit payment	(3,841)	(47)	(20)	(3,908)

Accrued pension cost under the Labor Law at end of year	131,416	12,771	6,206	150,393

December 31, 2010	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	131,416	12,771	6,206	150,393
Periodic Labor Law cost	35,019	4,974	2,840	42,833
Benefit payment	(2,150)	(97)	(102)	(2,349)

Accrued pension cost under the Labor Law at end of year	164,285	17,648	8,944	190,877

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of January 1, 2009 and December 31, 2009 and 2010, the current portion of pension cost under the Labor Law included in accrued expenses (Note 13) amounted to Rp2,155, Rp2,603 and Rp2,933, respectively, and the non-current portion included in employee benefit obligations (Note 17) amounted to Rp111,174, Rp147,790 and Rp187,944, respectively.

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

The net periodic post-retirement healthcare cost for the years ended December 31, 2008, 2009 and 2010 was calculated based on the actuarial valuations as of December 31, 2008, 2009 and 2010. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2008	2009	2010
Annual discount rate	12.0%	11.0%	9.5%
Ultimate cost trend rate	6.0%	6.0%	6.0%
Next year trend rate	18.0%	16.0%	14.0%
Period to reach ultimate cost trend rate	6 years	5 years	4 years

a.	The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
Interest cost	76,300	58,535	65,919
Service cost	16,997	19,628	28,229
Amortization of unrecognized past service cost	10,452	10,452	10,452
Amortization of unrecognized actuarial loss	16,398	—	—

Periodic post-retirement healthcare cost (Note 21)	120,147	88,615	104,600

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	The composition of the accrued post-retirement healthcare cost as of January 1, 2009 and December 31, 2009 and 2010 is as follows:

		December 31,
	January 1, 2009	2009	2010
Projected benefit obligation	492,615	605,660	846,636
Unrecognized past service cost	(52,158)	(41,705)	(31,253)
Unrecognized actuarial gain (loss)	43,315	(2,150)	(161,443)

Accrued post-retirement healthcare cost	483,772	561,805	653,940

c.	Movements in the present value of defined benefit obligation during the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
Benefit obligation at beginning of year	767,828	492,615	605,660
Interest cost	76,300	58,535	65,919
Current service cost	16,997	19,628	28,229
Actual benefits paid	(8,181)	(10,582)	(12,465)
Actuarial gain on obligation	(150,730)	(37,177)	(38,574)
Effect of changes in actuarial assumptions	(209,599)	82,641	197,867

Present value of obligation at end of year	492,615	605,660	846,636

d.	Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010
Beginning balance	371,806	483,772	561,805
Net periodic post-retirement healthcare cost	120,147	88,615	104,600
Benefit payment	(8,181)	(10,582)	(12,465)

Ending balance	483,772	561,805	653,940

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

e.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the years ended December 31, 2008, 2009 and 2010 and accumulated post-retirement healthcare benefit obligation as of January 1, 2009 and December 31, 2009 and 2010 as follows:

	2008	2009	2010
Increase
Service and interest costs	116,060	95,709	116,581

		December 31,
	January 1, 2009	2009	2010
Accumulated post-retirement healthcare benefit obligation	588,492	725,664	1,030,938

	2008	2009	2010
Decrease
Service and interest costs	75,753	64,493	76,868

		December 31,
	January 1, 2009	2009	2010
Accumulated post-retirement healthcare benefit obligation	416,360	510,522	702,632

As of January 1, 2009 and December 31, 2009 and 2010, the current portion of post-retirement healthcare cost included in accrued expenses (Note 13) amounted to Rp9,654, Rp12,798 and Rp14,669, respectively, and the non-current portion included in employee benefit obligations (Note 17) amounted to Rp474,118, Rp549,007 and Rp639,271, respectively.

Amounts for the current annual period and previous four annual periods of employee benefits:

	Defined Benefit Pension Plan
	December 31,		January 1, 2009	December 31,
	2006	2007		2009	2010
The Company
Plan assets	702,852	697,641	763,700	763,244	793,664
Projected benefit obligation	(616,715)	(639,131)	(512,513)	(684,611)	(700,410)
Excess of plan assets over projected benefit obligation	86,137	58,510	251,187	78,633	93,254
Unrecognized actuarial loss (gain)	139,158	129,291	(96,746)	46,087	(10,383)

Net Prepaid Pension	225,295	187,801	154,441	124,720	82,871

Lintasarta
Plan assets	24,804	33,146	41,499	50,344	59,294
Projected benefit obligation	28,188	(33,014)	(28,726)	(41,816)	(50,215)
Excess of plan assets over projected benefit obligation	(3,384)	132	12,773	8,528	9,079
Unrecognized actuarial loss	11,663	13,058	5,886	16,572	21,311

Net Prepaid Pension	8,279	13,190	18,659	25,100	30,390

Total	233,574	200,991	173,100	149,820	113,261

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Labor Law No.13/2003
	December 31,		January 1, 2009	December 31,
	2006	2007		2009	2010
The Company
Projected benefit obligation	(77,419)	(94,063)	(141,316)	(159,055)	(182,572)
Unrecognized actuarial loss	14,447	15,459	40,798	27,639	18,287

Net	(62,972)	(78,604)	(100,518)	(131,416)	(164,285)

Lintasarta
Projected benefit obligation	(9,704)	(6,297)	(11,464)	(22,173)	(24,340)
Unrecognized actuarial loss (gain)	4,254	(716)	2,855	(547)	(2,569)
Unrecognized past service cost	—	—	—	9,949	9,261

Net	(5,450)	(7,013)	(8,609)	(12,771)	(17,648)

IMM
Projected benefit obligation	(1,096)	(4,168)	(3,674)	(6,660)	(10,842)
Unrecognized actuarial loss (gain)	118	994	(955)	55	1,527
Unrecognized past service cost	—	455	427	399	371

Net	(978)	(2,719)	(4,202)	(6,206)	(8,944)

Total	(69,400)	88,336	(113,329)	(150,393)	(190,877)

	Post-retirement Healthcare
	December 31,		January 1, 2009	December 31,
	2006	2007		2009	2010
The Company
Projected benefit obligation	(526,231)	(767,828)	(492,615)	(605,660)	(846,636)
Unrecognized past service cost	73,063	62,610	52,158	41,705	31,253
Unrecognized actuarial loss (gain)	180,210	333,412	(43,315)	2,150	161,443

Net	(272,958)	(371,806)	(483,772)	(561,805)	(653,940)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

25. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2009	December 31, 2009	December 31, 2010	January 1, 2009	December 31, 2009	December 31, 2010
Cash and cash equivalents (Note 4)
PT Bank Rakyat Indonesia (Persero)Tbk (“BRI”)	763,563	171,500	799,125	1.47	0.31	1.50
PT Bank Mandiri (Persero)Tbk (“Mandiri”)	2,207,564	1,450,937	522,449	4.26	2.62	0.98
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	1,283,174	207,983	146,189	2.47	0.37	0.27
PT Bank Tabungan Negara (Persero)Tbk (“BTN”)	69,400	117,000	89,770	0.13	0.21	0.17
PT Bank Syariah Mandiri (“Mandiri Syariah”)	202,786	107,310	32,215	0.39	0.19	0.06
“BPD-Jabar”	—	142	9,885	—	—	0.02
BRI Syariah	—	—	5,000	—	—	0.01
“BPD-NTT”	—	—	4,475	—	—	0.01
“BPD-Papua”	—	—	2,473	—	—	0.00
PT Bank Pembangunan Daerah Yogyakarta (“BPD-DIY”)	2,175	1,896	1,256	0.01	0.00	0.00
PT Bank Pembangunan Daerah DKI Jakarta	4,158	4,652	935	0.01	0.01	0.00
PT Bank Pembangunan Daerah Jawa Tengah	1,500	3,500	—	0.00	0.01	—
Others	2,785	3,122	1,879	0.01	0.01	0.00

Total	4,537,105	2,068,042	1,615,651	8.75	3.73	3.02

Accounts Receivable—trade (Note 5)
State-owned banks	17,644	42,860	91,774	0.03	0.08	0.17
Telkom	32,801	31,724	56,108	0.06	0.06	0.11
PT Televisi Republik Indonesia (Persero) (“TVRI”)	27,016	25,322	38,261	0.05	0.04	0.07
PT Citra Sari Makmur (“CSM”)	10,932	13,807	13,135	0.02	0.02	0.02
PT Telekomunikasi Selular (“Telkomsel”)	20,346	5,318	9,073	0.04	0.01	0.02
PT Pos Indonesia (Persero)	11,966	10,752	8,935	0.02	0.02	0.02
PT Pasifik Satelit Nusantara (“PSN”)	6,419	2,746	8,607	0.01	0.00	0.02
Q-tel	—	3,460	2,827	—	0.01	0.01
Perusahaan Tambang Minyak Negara (“Pertamina”)	—	1,737	2,281	—	0.00	0.00
Comnet	—	—	1,683	—	—	0.00
PT Angkasa Pura (Persero)	—	1,515	—	—	0.00	—
Others	18,398	44,209	37,462	0.05	0.09	0.07

Total	145,522	183,450	270,146	0.28	0.33	0.51
Less allowance for impairment of accounts receivable	69,444	57,538	47,640	0.13	0.10	0.09

Net	76,078	125,912	222,506	0.15	0.23	0.42

Prepaid expenses
MOCIT	632,350	783,533	1,186,669	1.22	1.41	2.22
Kopindosat	2,790	2,306	3,294	0.01	0.00	0.01
Telkom	1,434	1,434	2,452	0.00	0.00	0.01
PT Industri Telekomunikasi Indonesia (Persero) (“INTI”)	1,648	2,116	1,947	0.00	0.00	0.00
Jiwasraya (Note 26)	3,114	2,440	1,917	0.01	0.01	0.00
Others	2,091	3,051	5,367	0.00	0.01	0.01

Total	643,427	794,880	1,201,646	1.24	1.43	2.25

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2009	December 31, 2009	December 31, 2010	January 1, 2009	December 31, 2009	December 31, 2010
Other current assets
Tax Office	345,695	421,745	—	0.67	0.76	—
Others	7	54	—	0.00	0.00	—

Total	345,702	421,799	—	0.67	0.76	—

Other current financial assets
State-owned banks	26,045	20,173	35,957	0.05	0.04	0.07
Total	26,045	20,173	35,957	0.05	0.04	0.07

Due from related parties
Kopindosat	5,958	5,958	5,958	0.01	0.01	0.01
Senior management	817	68	1,362	0.00	—	0.01
Telkomsel	2,892	1,558	1,053	0.00	0.00	0.00
Directorate General of Customs and Excise	23,629	—	—	0.05	—	—
Pertamina	7,153	—	—	0.01	—	—
Others	4,466	813	694	0.01	0.00	0.00

Total	44,915	8,397	9,067	0.08	0.01	0.02
Less allowance for impairment of receivables	2,419	1,182	646	0.00	0.00	0.00

Net	42,496	7,215	8,421	0.08	0.01	0.02

Long-term prepaid pension (Note 26)
Jiwasraya	169,986	147,380	111,344	0.33	0.27	0.21
Total	169,986	147,380	111,344	0.33	0.27	0.21

Long-term advance
INTI	1,830	3,108	3,705	0.00	0.01	0.01
Kopindosat	2,577	2,059	1,016	0.01	0.00	0.00

Total	4,407	5,167	4,721	0.01	0.01	0.01

Long-term prepaid rentals
Telkom	21,032	19,598	18,164	0.04	0.04	0.03
Kopindosat	12,288	11,982	12,817	0.02	0.02	0.02
INTI	4,744	5,499	3,658	0.01	0.01	0.01
Others	1,733	2,608	2,850	0.01	0.00	0.01

Total	39,797	39,687	37,489	0.08	0.07	0.07

Other non-current financial assets
State-owned banks	32,520	46,170	55,274	0.06	0.08	0.10

Total	32,520	46,170	55,274	0.06	0.08	0.10

Other non-current assets
Others	—	—	87	—	—	0.00

Total	—	—	87	—	—	0.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2009	December 31, 2009	December 31, 2010	January 1, 2009	December 31, 2009	December 31, 2010
Accounts payable—trade
Telkomsel	—	30,901	20,292	—	0.08	0.06
Indonesia Comnet Plus (“Comnet”)	5,226	2,793	1,345	0.02	0.01	0.00
Telkom	431	4,447	456	0.00	0.01	0.00
Qtel	1,699	—	—	0.01	—	—
Others	4,753	529	167	0.01	0.00	0.00

Total	12,109	38,670	22,260	0.04	0.10	0.06

Procurement payable (Note 11)
INTI	34,737	30,143	24,048	0.10	0.08	0.07
Kopindosat	25,240	25,509	22,123	0.08	0.07	0.06
PT Personel Alih daya	17,739	13,907	13,210	0.05	0.04	0.04
PT Pembangunan Perumahan	—	—	7,007	—	—	0.02
PT Perusahaan Listrik Negara (“PLN”)	—	35,911	—	—	0.10	—
TVRI	—	11,797	—	—	0.03	—
Others	2	17	2,293	0.00	0.00	0.01

Total	77,718	117,284	68,681	0.23	0.32	0.20

Accrued expenses
MOCIT	345,424	305,564	293,590	1.01	0.83	0.85
PLN	3,330	94,337	81,578	0.01	0.26	0.23
Senior management	15,914	27,825	33,553	0.05	0.08	0.10
PT Personel Alih Daya	—	9,305	16,906	—	0.02	0.05
Kopindosat	18,441	—	13,838	0.05	—	0.04
Telkom	—	1,112	1,063	—	0.00	0.00
Others	4,872	—	—	0.02	—	—

Total	387,981	438,143	440,528	1.14	1.19	1.27

Other current liabilities
Telkomsel	2,738	1,664	1,664	0.01	0.00	0.00
Tax Office	157,721	99,872	—	0.46	0.27	—
Others	620	—	—	0.00	—	—

Total	161,079	101,536	1,664	0.47	0.27	0.00

Due to related parties
TVRI	6,910	10,147	19,141	0.02	0.03	0.06
Kopindosat	1,303	1,490	1,490	0.00	0.01	0.00
State-owned banks	2,072	977	101	0.01	0.00	0.00
Telkom	601	59	—	0.00	0.00	—
PT Pos Indonesia (Persero)	3,813	48	—	0.01	0.00	—
Others	—	1,043	1,367	—	0.00	0.00

Total	14,699	13,764	22,099	0.04	0.04	0.06

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2009	December 31, 2009	December 31, 2010	January 1, 2009	December 31, 2009	December 31, 2010
Loans payable (Note 14)
State-owned Banks	1,796,142	2,592,489	1,297,045	5.27	7.03	3.74

Total	1,796,142	2,592,489	1,297,045	5.27	7.03	3.74

Other non-current liabilities
Telkomsel	9,782	8,118	6,454	0.02	0.02	0.02
Kas Negara	—	—	3,895	—	—	0.01

Total	9,782	8,118	10,349	0.02	0.02	0.03

	Amount			Percentage to Respective Income or Expenses (%)
	2008	2009	2010	2008	2009	2010
Operating revenues
Telkom	919,410	672,225	587,386	4.78	3.57	2.99
Telkomsel	375,198	260,345	414,860	1.95	1.38	2.11
State-owned banks	214,631	301,434	387,546	1.12	1.60	1.97
Qtel	2,546	6,714	36,521	0.01	0.04	0.19
PSN	9,847	7,202	23,694	0.05	0.04	0.12
Governmental Department	20,909	12,668	23,478	0.11	0.07	0.12
TVRI	4,178	22,547	19,698	0.02	0.12	0.10
PT Pos Indonesia	6,297	14,379	15,378	0.03	0.08	0.08
Pertamina	2,439	11,238	10,431	0.01	0.06	0.05
State-owned universities	5,203	17,348	8,445	0.03	0.09	0.04
Comnet	10,534	5,831	8,121	0.05	0.03	0.04
CSM	7,420	14,855	7,124	0.04	0.08	0.04
PT Angkasa Pura (Persero)	4,888	3,887	6,213	0.03	0.02	0.03
Badan Pusat Statistik	—	—	3,922	—	—	0.02
PLN	2,059	2,667	2,527	0.01	0.01	0.01
PT Infomedia Nusantara	1,478	2,274	2,248	0.01	0.01	0.01
Badan Meteorologi dan Geofisika (“BMG”)	1,797	3,027	2,217	0.01	0.02	0.01
PT Aneka Tambang	1,445	1,591	1,623	0.01	0.01	0.01
StarHub*	36,748	—	—	0.19	—	—
Private banks	28,161	—	—	0.15	—	—
SingTel*	17,304	—	—	0.09	—	—
Others	117,623	113,976	79,159	0.62	0.59	0.41

Total	1,790,115	1,474,208	1,640,591	9.32	7.82	8.35

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2008	2009	2010	2008	2009	2010
Operating expenses
Cost of services
MOCIT	1,318,855	1,633,596	1,939,415	9.10	10.46	12.03
Telkom	941,224	711,784	550,124	6.50	4.56	3.41
Telkomsel	584,470	566,334	528,067	4.03	3.62	3.28
PLN	390,965	617,953	508,473	2.70	3.95	3.15
PT Personel Alih Daya	68,948	57,714	80,902	0.48	0.37	0.50
Kopindosat	2,615	5,661	59,205	0.02	0.04	0.37
Comnet	37,649	36,741	27,681	0.26	0.24	0.17
Qtel	—	—	27,375	—	—	0.17
PT Pos Indonesia	—	—	14,947	—	—	0.09
INTI	7,015	3,367	10,040	0.05	0.02	0.06
Perusahaan Gas Negara (“PGN”)	8,388	3,213	1,933	0.06	0.02	0.01
PSN	2,206	1,692	1,024	0.01	0.01	0.01
SingTel*	12,637	—	—	0.09	—	—
StarHub*	3,321	—	—	0.02	—	—
Others	3,570	—	—	0.02	—	—

Total	3,381,863	3,638,055	3,749,186	23.34	23.29	23.25

*	no longer a related party since June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	2008	2009	2010	2008	2009	2010
Personnel
Senior management	134,613	145,510	131,906	0.93	0.93	0.82
Jiwasraya	36,796	32,336	45,688	0.25	0.21	0.28
PT Personel Alih Daya	—	56,613	40,139	—	0.36	0.25
Kopindosat	114,368	—	—	0.79	—	—

Total	285,777	234,459	217,733	1.97	1.50	1.35

General and administration
PLN	42,436	75,967	88,697	0.30	0.49	0.55
Kopindosat	45,124	24,465	26,072	0.31	0.16	0.16
PT Personel Alih Daya	—	35,912	17,914	—	0.23	0.11
Telkom	—	—	2,393	—	—	0.01
Usaha Gedung Bank Dagang Negara (“UGBDN”)	4,806	887	1,603	0.03	0.00	0.01
State-owned banks	505	1,971	1,567	0.00	0.01	0.01
Others	6,891	4,122	6,727	0.05	0.03	0.05

Total	99,762	143,324	144,973	0.69	0.92	0.90

Other income (expenses)
Interest income
State-owned banks	222,727	101,693	106,177	10.25	14.93	4.83
Private banks*	36,458	—	—	1.68	—	—
Others	879	306	754	0.04	0.04	0.04

	260,064	101,999	106,931	11.97	14.97	4.87

Financing cost
State-owned banks	(196,667)	(225,216)	(231,530)	(9.05)	(33.05)	(10.54)
Private banks*	(16,302)	—	—	(0.75)	—	—
Others	(6,715)	(5,624)	—	(0.31)	(0.83)	—

	(219,684)	(230,840)	(231,530)	(10.11)	(33.88)	(10.54)

Net	40,380	(128,841)	(124,599)	1.86	(18.91)	(5.67)

*	no longer a related party since June 6, 2008 (Note 18)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The relationship and nature of account balances/transactions with related parties are as follows:

No.	Related Parties	Relationship	Nature of Account Balances/Transactions

1.	PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Affiliate	Cash and cash equivalents

2.	PT Bank Mandiri (Persero) Tbk (“Mandiri”)	Affiliate	Cash and cash equivalents

3.	PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Affiliate	Cash and cash equivalents

4.	PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	Affiliate	Cash and cash equivalents

5.	PT Bank Syariah Mandiri (“Mandiri Syariah”)	Affiliate	Cash and cash equivalents

6.	BPD—Jabar	Affiliate	Cash and cash equivalents

7.	BRI Syariah	Affiliate	Cash and cash equivalents

8.	BPD—NTT	Affiliate	Cash and cash equivalents

9.	BPD—Papua	Affiliate	Cash and cash equivalents

10.	PT Bank Pembangunan Daerah Yogyakarta (“BPD—DIY”)	Affiliate	Cash and cash equivalents

11.	PT Bank Pembangunan Daerah DKI Jakarta (“BPD—DIY”)	Affiliate	Cash and cash equivalents

12.	PT Bank Pembangunan Daerah Jawa Tengah (“BPD—DIY”)	Affiliate	Cash and cash equivalents

13.	State-owned banks	Affiliate	Cash and cash equivalents, loans payable and operating revenues—MIDI

14.	Telkom (Note 29)	Affiliate	Operating revenues—cellular, fixed telecommunication and MIDI; operating expenses—cost of services

15.	TVRI	Affiliate	Operating revenues—MIDI

16.	CSM	Affiliate	Operating revenues—MIDI

17.	Telkomsel	Affiliate	Operating revenues—cellular and fixed telecommunication

18.	PT Pos Indonesia (Persero)	Affiliate	Operating revenues—MIDI

19.	PSN	Affiliate	Operating revenues—MIDI

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions

20.	Qtel	Ultimate Stockholder	Operating revenues—fixed telecommunication

21.	Pertamina	Affiliate	Operating revenues—MIDI

22.	Comnet	Affiliate	Operating expenses—cost of services

23.	PT Angkasa Pura (Persero)	Affiliate	Operating revenues—MIDI

24.	MOCIT	Government Agency	Operating revenues—MIDI; operating expenses—cost of services

25.	Kopindosat	Affiliate	Operating expenses—personnel expenses, general and administration expenses

26.	INTI	Affiliate	Procurement payable

27.	Jiwasraya	Affiliate	Long-term prepaid pension

28.	Tax Office	Government Agency	Other current asset and other current liabilities

29.	Senior management	Key management personnel	Operating expenses—personnel expenses, and prepaid expense—unamortized portions of housing and transformation advances, and transformation incentives

30.	Directorate General of Customs and Excise	Government Agency	Other current liabilities

31.	PT Personel Alih Daya	Affiliate	Operating expenses—personnel expenses and cost of services

32.	PT Pembangunan Perumahan	Affiliate	Procurement payable

33.	PLN	Affiliate	Operating expenses—cost of services

34.	Governmental Departments	Government Agency	Operating revenues—MIDI

35.	State-owned universities	Affiliate	Operating revenues—MIDI

36.	Badan Pusat Statistik	Government Agency	Operating revenues—MIDI

37.	PT Infomedia Nusantara	Affiliate	Operating revenues—MIDI

38.	BMG	Affiliate	Operating revenues—MIDI

39.	PT Aneka Tambang	Affiliate	Operating revenues—MIDI

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Related Parties	Relationship	Nature of Account Balances/Transactions

40.	StarHub*	Affiliate	Operating revenues—international calls, operating expenses—cost of service

41.	SingTel*	Affiliate	Operating revenues—international calls, operating expenses—cost of service

42.	PGN	Affiliate	Operating expenses—cost of services

43.	UGBDN	Affiliate	Operating expenses—cost of services

44.	Private banks	Affiliates	Cash and cash equivalents, loans payable and operating revenues—MIDI

*	no longer a related party since June 6, 2008 (Note 18)

26. BASIC AND DILUTED EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2008 (Restated)	2009 (Restated)	2010
Numerator for basic and diluted earnings per share—profit for the year attributable to the Owners of the Company, as previously reported	2,037,753	1,690,804	824,637
Accounting policy change (Note 2g)	6,022	13,094	—

Numerator for basic and diluted earnings per share—profit for the year attributable to the Owners of the Company	2,043,775	1,703,898	824,637
Denominator for basic and diluted earnings per share—Weighted-average number of shares outstanding during the year	5,433,933,500	5,433,933,500	5,433,933,500

Basic and diluted earnings per share	376.11	313.57	151.76

Basic and diluted earnings per ADS (50 B shares per ADS)	18,805.67	15,678.31	7,587.85

There are no potential dilutive outstanding shares as of December 31, 2008, 2009 and 2010.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

27. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2007 Net Comprehensive Income June 5, 2008	20,420	187.90	July 15, 2008
2008 Net Comprehensive Income June 11, 2009	18,786	172.85	July 22, 2009
2009 Net Comprehensive Income June 22, 2010	14,982	137.86	August 2, 2010

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

28. DERIVATIVES

The Company entered into several swap contracts. Listed below is the information related to the contracts and their fair values (net of credit risk adjustment) as of January 1, 2009 and December 31, 2009 and 2010:

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2009	2009	2010
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
Cross Currency Swap Contracts:
a.	Standard Chartered Bank, Jakarta Branch (“StandChart“) (6)	25,000	—	—	—
b.	GSI (9)	100,000	223,306	88,523	—
c.	GSI (9)	25,000	36,569	(10,033)	—
d.	GSI	75,000	22,604	70,588	50,866
e.	Merrill Lynch Capital Market Bank Limited (“MLCMB”) (5)	25,000	—	—	—
f.	MLCMB (3)	25,000	—	—	—
g.	StandChart	25,000	59,003	(431)	(12,055)
h.	MLCMB (4)	25,000	—	—	—
i.	StandChart	25,000	73,690	11,885	(1,731)
j.	StandChart	25,000	83,663	22,768	9,443
k.	HSBC, Jakarta Branch (10)	25,000	69,427	14,428	—
l.	Merrill Lynch International Bank Limited, London Branch (“MLIB”)	50,000	(31,106)	3,272	(2,234)
m.	MLIB	25,000	(4,418)	(6,646)	2,154
n.	MLIB	25,000	(1,345)	5,425	3,778
o.	DBS	25,000	(20,991)	1,497	3,093
p.	GSI (11)	84,000	87,600	5,618	—

Sub-total			598,002	206,894	53,314

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2009	2009	2010
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
Currency Forward Contracts:
q.	StandChart (1)	2,000	—	—	—
r.	JPMorgan Close Bank, Singapore Branch (“JPMorgan”) (2)	3,000 or 6,000	—	—	—
s.	DBS (7)	5,000	—	—	—
t.	DBS (7)	5,000	—	—	—
u.	DBS (8)	5,000	—	—	—

Sub-total			—	—	—

Interest Rate Swap Contracts:
v.	HSBC, Jakarta Branch	27,037 with decreasing amount	(28,549)	(9,184)	(13,100)
w.	HSBC, Jakarta Branch	44,200 with decreasing amount	(67,402)	(19,935)	(29,027)
x.	GSI	100,000	(111,690)	(73,226)	(90,273)
y.	DBS	25,000 with decreasing amount	(16,941)	(10,680)	(9,238)
z.	DBS	25,000 with decreasing amount	(13,856)	(9,927)	(9,343)
aa.	Bank of Tokyo MUFJ (“BTMUFJ”)	25,000 with decreasing amount	(7,094)	(5,134)	(6,656)
ab.	BTMUFJ	25,000 with decreasing amount	(5,271)	(3,920)	(5,885)
ac.	BTMUFJ	25,000 with decreasing amount	(3,882)	(3,116)	(5,297)
ad.	StandChart	40,000 with decreasing amount	732	(1,311)	(6,814)
ae.	DBS	26,000 with decreasing amount	(3,321)	(3,414)	(4,966)
af.	DBS	26,000 with decreasing amount	—	(2,307)	(4,303)
ag.	BTMUFJ	36,500 with decreasing amount	—	(6,485)	(7,347)
ah.	ING Bank N.V.	25,000 with decreasing amount	—	(4,340)	(4,014)
ai.	ING Bank N.V.	33,500	—	(4,451)	(3,120)

Sub-total			(257,274)	(157,430)	(199,383)

Total			340,728	49,464	(146,069)

(1)	contract entered into in February 2007 and settled in February 2008
(2)	contract entered into in April 2007 and settled in April 2008
(3)	contract entered into in November 2005 and restructured into a new contract in August 2008
(4)	contract entered into in March 2006 and restructured into a new contract in August 2008
(5)	contract entered into in September 2005 and restructured into a new contract in September 2008

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(6)	contract entered into in April 2004 and settled in November 2008
(7)	contracts entered into in May 2009 and settled in August 2009
(8)	contract entered into in May 2009 and settled in November 2009
(9)	contract entered into in May 2005 and settled in November 2010
(10)	contract entered into in August 2006 and settled in November 2010
(11)	contract entered into in December 2008 and settled in November 2010

The net changes in fair value of the swap contracts and embedded derivative (Note 14j), totaling Rp136,603, (Rp486,916) and (Rp448,831) in 2008, 2009 and 2010, respectively, were charged to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010
a.	StandChart (i)	April 23, 2004 - November 5, 2008 Swap Rp214,625 for US$25,000	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	16,263	—	—

b.	GSI (iv)	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	64,009	54,116	46,136

c.	GSI (v)	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	11,005	10,906	9,841

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010
d.	GSI

August 22, 2005 - June 22, 2012

The Company will swap the following:

•    US$75,000 which is equal to US$75,000 multiplied by the lowest IDR/USD exchange rate within the period of August 22, 2005 - June 22, 2012 if the IDR/USD spot rate at termination date is less than or equal to the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amounts)

•    US$75,000 which is equal to US$75,000 multiplied by IDR/USD spot rate at termination date minus Rp4,300 (in full amount) if IDR/USD spot rate at termination date is greater than the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amounts)

			3.28% of US$75,000	Every June 22 and December 22	25,665	24,357	22,866

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010

e.	MLCMB (ii)

September 20, 2005 - June 22, 2012

The Company will receive the following:

•    zero amount if the IDR/USD spot rate at termination date is less than Rp9,500 to US$1 (in full amounts)

•    certain U.S. dollar amount which is equal to US$25,000 multiplied by (1-Rp9,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,500 but is less than or equal to Rp14,000 to US$1 (in full amounts)

•    certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp14,000-Rp9,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts)

			2.99% of US$25,000	Every June 22 and December 22	3,482	—	—

f.	MLCMB (ii)	November 16,2005 - June 22, 2012 Swap Rp245,000 for US$25,000	5.50% of US$25,000	Every June 22 and December 22	6,406	—	—

g.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	12,474	11,791	11,034

h.	MLCMB (ii)	March 1,2006 - June 22, 2012 Swap Rp229,975 for US$25,000	4.15% of US$25,000	Every June 22 and December 22	4,887	—	—

i.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	9,786	9,250	8,657

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010

j.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	9,004	8,510	7,964

k.	HSBC (vi)	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	10,184	10,145	9,074

(i)	On November 5, 2008, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp58,375.
(ii)	On September 8, 2008, the Company restructured this contract into a new contract.
(iv)	On November 5, 2010 this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp59,925.
(v)	On November 5, 2010 this contract expired and the Company paid settlement loss on the cross currency swap amounting to Rp21,881.
(vi)	On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to Rp2,550.

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010
l.	MLIB (iii)

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

			4.22% of US$50,000	Every June 22 and December 22	11,988	22,778	23,965

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010
m.	MLIB

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

			4.10% of US$25,000 up to June 12, 2011 , and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	3,203	11,230	11,852
n.	MLIB (ii)

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

			2.52% of US$25,000	Every June 22 and December 22	3,579	6,801	7,156

(ii)	On September 8, 2008, the Company restructured this contract into a new contract.
(iii)	On August 8, 2008, the Company restructured these contracts into a new contract.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010
o.	DBS

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

			3.945% of US$25,000 up to June 12, 2011 , and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	2,833	9,980	9,044

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009	2010
p.	GSI (vii)

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

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	—	1,991	55,899	47,323

(vii)	On November 5, 2010, this contract expired and the Company received zero settlement on the cross currency swap.

All cross currency swap contracts with GSI (contracts No. a, b and c) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
q.	StandChart (viii)	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008

r.	JPMorgan (viii)	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008

s.	DBS (ix)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009

t.	DBS (ix)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009

u.	DBS(ix)	May 11, 2009 - November 3, 2009	Rp10,750 to US$1	November 13, 2009

(viii)	These contracts (q and r) expired on February 20, 2008 and April 28, 2008, respectively.
(ix)	Contracts s and t expired on August 12, 2009 and contract u, on November 13, 2009.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Interest Rate Swap Contracts

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009	2010
v.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	(1,784)	(4,320)	(7,589)

w.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	(648)	(7,309)	(16,920)

x.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	—	(24,051)	(39,332)

y.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	—	(4,539)	(7,289)

z.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(2,106)	(6,676)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009	2010

aa.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(1,107)	(4,778)

ab.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(935)	(4,291)

ac.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(835)	(3,921)

ad.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(504)	(5,384)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009	2010
ae.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(558)	(3,909)

af.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(302)	(3,451)

ag.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(627)	(5,758)

ah.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	—	(522)	(3,734)

ai.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	—	—	(4,199)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.

As of December 31, 2010, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$90,015 (Note 33r) and Rp569,173.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/ Purchase Orders (“POs”) Already Issued	Amount of Contract/ POs Not Yet Served
December 10, 2010	The Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan (see “b” below)	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$38,439	US$17,959

June 16, 2010	The Procurement of Telco Infrastructure	PT Nokia Siemens Networks and Nokia Siemen Networks Oy	US$106,655 and Rp461,479	US$13,344 and Rp142,002

May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co. KG.	US$318,446 and Rp1,385,390	US$4,118 and Rp55,310

April 20, 2007	Telecommunications Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$79,311 and Rp679,301	US$2,334 and Rp41,105

April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$383,104 and Rp1,110,375	US$358 and Rp24,871

b.

On December 10, 2010, the Company agreed with PT Nokia Siemens Networks and Nokia Siemens Networks OY (“Nokia”) to restate and amend the agreement for “The Procurement of Technology Upgrade for 2G and 3G Telecommunication Network in Kalimantan” that was originally entered into on June 30, 2010. Based on the new agreement, the Company agreed to exchange certain existing cellular technical equipment units in Kalimantan area with new equipment units from Nokia with total value of US$75,243 consisting of cellular technical equipment with net book value of U$66,963 (net of discount amounting to US$2,029) for 1,325 units of 2G Base Transceiver Station [BTS], 24 units of Base Station Controller [BSC], 11 units of Transcoders, 66 units of Node B equipment and 3 units of Radio Network Controller [RNC], and pay US$6,251 to Nokia for the installation services. As of December 31, 2010, the carrying amount of the cellular technical equipment units given up (122 units of 2G BTS, 5 units of BSC, 25 units of Node B equipment and 1 unit of RNC) totalled Rp158,285 (Note 7). The Company also committed to procure additional equipment units from Nokia with a total value of US$11,708 until the end of 2012.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund claim on the Company’s corporate Income Tax for fiscal year 2005 (Note 6) amounting to Rp38,155. As of December 31, 2010, the remaining amount of Rp41,863 has not yet been paid (Note 33b).

d.

On August 18, 2010, the Company and Telkom signed a memorandum of understanding on the cooperation for joint utilization of filling of satellite networks at 150.5 degree East geostationary orbital slot. This cooperation will include procuring, operating and maintaining satellite between the Company and Telkom in order to utilize filling of satellite networks at 150.5 degree East geostationary orbital slot after the termination of the operation of Satellite Palapa C-2 owned by the Company. The capital expenditure related to such cooperation will be borne on a pro rata basis between the Company and Telkom.

As of December 31, 2010, the Company has not made any capital expenditure related to such cooperation.

e.

On January 29, April 15, May 24 and June 3, 2010, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunication (“Hutchison”) for a period of 12 years, to PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, to PT XL Axiata Tbk (“XL Axiata”, formerly PT Excelcomindo Pratama Tbk or “Excelcom”) for a period of 10 years and to PT Berca Global Access (“Berca”) for a period of 10 years, respectively. Hutchison, NTS, and XL Axiata (on annual basis) and Berca (on quarterly basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

The agreements are cancellable before termination under certain conditions, as stated in the agreements.

f.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Telekomunikasi dan Informatika Pedesaan (MOCIT-BTIP), whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract values. The agreement covers four years starting from October 15, 2010 with contract values amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. As of December 31, 2010, Lintasarta has outstanding advance payments from MOCIT-BTIP related with the agreements amounting to Rp56,573 and Rp11,739 which are classified as part of unearned income for the current portion and other non-current liabilities for the long-term portion, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period which is classified as part of other non-current financial assets (Note 2f8).

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIKs, as agreed with the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

MOCIT-BTIP above, with total contract value amounting to Rp189,704. On October 20, 2010, the agreement was amended to increase the contract value to become Rp203,776. As of December 31, 2010, Lintasarta has outstanding advances to WEB totalling Rp39,107 and Rp2,668 which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements cover four years starting on June 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp71,879, Rp84,583, Rp69,830 and Rp60,149 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. As of December 31, 2010, Lintasarta has outstanding advance payments from MOCIT-BTIP related with the agreements amounting to Rp9,725 and Rp73,543 which are classified as part of unearned income for the current portion and other non-current liabilities for the long-term portion, respectively.

g.

On May 25, 2007, the Company and six other telecommunications operators signed a memorandum of understanding on the construction of the national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunications operators subsequently decided not to join the project.

On November 10, 2007, the Company and the other five telecommunications operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

Furthermore, three of the telecommunications operators also no longer joined the project. Consequently, as of December 31, 2010, the remaining telecommunications operators which are still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunications operators.

As of December 31, 2010, the Company has paid the amount of US$1,503 which is recorded as part of other non-current financial assets.

h.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

i.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the expiration date to February 28, 2008. On December 4, 2009, these facilities were further amended to extend the expiration date to April 30, 2010. Subsequently, on June 17, 2010, these facilities were further extended up to April 30, 2011. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 3% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

As of December 31, 2010, the Company has not used these facilities.

j.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of December 31, 2010, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$5,428. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

k.	Other agreements made with Telkom are as follows:

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the ninth amendment agreement dated May 24, 2010. Transponder lease expense charged to operations amounting to Rp30,255 and Rp27,547 in 2009 and 2010, respectively, is presented as part of “Operating Expenses—Cost of Services” in the consolidated statements of income.

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

Refer to Notes 2f5 and 19 for the description of type of products and services under each reporting segment.

No operating segments have been aggregated to form the above reportable operating segments.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements. The Companies’ financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Operating segments are reported based on financial information determined in conformity with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), which information is also consistent with the internal reporting provided to the chief operation decision maker. The chief operation decision maker is responsible for allocating resources and assessing performance of the operating segments, and has been identified as a steering committee that makes strategic decisions.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Consolidated information by industry segment follows:

	Major Segments			Inter-Segment Eliminations (1)
	Cellular	Fixed Telecommunication	MIDI		Total	Adjustments (2)	Consolidated
December 31, 2008
Operating revenues
Revenues from external customers	14,454,275	2,021,753	2,735,495	—	19,211,523	4,448	19,215,971
Inter-segment revenues	(363,347)	363,347	472,460	(472,460)	—	—	—

Total operating revenues	14,090,928	2,385,100	3,207,955	(472,460)	19,211,523	4,448	19,215,971
Income
Operating income	3,151,926	790,640	790,713	—	4,733,279	(5,031)	4,728,248
Interest income					460,089	—	460,089
Gain on change in fair value of derivatives—net					136,603	—	136,603
Financing cost					(1,858,294)	—	(1,858,294)
Loss on foreign exchange					(885,729)	—	(885,729)
Income tax expense—net					(419,830)	(65,510)	(485,340)
Amortization of goodwill					(227,317)	227,317	—
Others—net					(33,516)	7,919	(25,597)

Profit for the year					1,905,285	164,695	2,069,980

January 1, 2009
Segment assets	39,472,716	2,570,142	7,115,939	(5,375,381)	43,783,416	169,156	43,952,572
Unallocated assets							7,909,907

Assets—net							51,862,479

Segment liabilities	29,574,729	1,197,315	3,795,130	(4,099,410)	30,467,764	88,031	30,555,795
Unallocated liabilities							3,527,000

Liabilities—net							34,082,795

Other disclosures
Capital expenditures	10,042,807	682,907	1,616,189	—	12,341,903	—	12,341,903
Depreciation and amortization	3,698,620	290,842	566,429	—	4,555,891	9,479	4,565,370

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments			Inter-Segment Eliminations (1)
	Cellular	Fixed Telecommunication	MIDI		Total	Adjustments (2)	Consolidated
December 31, 2009
Operating revenues
Revenues from external customers	14,300,163	1,803,039	2,720,984	—	18,824,186	22,720	18,846,906
Inter-segment revenues	—	—	515,961	(515,961)	—	—	—

Total operating revenues	14,300,163	1,803,039	3,236,945	(515,961)	18,824,186	22,720	18,846,906

Income
Operating income	2,003,034	330,401	879,580	—	3,213,015	12,510	3,225,525
Gain on foreign exchange—net				—	1,656,407	—	1,656,407
Interest income				—	138,951	—	138,951
Financing cost				—	(1,872,967)	—	(1,872,967)
Income tax expense—net				—	(677,265)	(106,684)	(783,949)
Loss on change in fair value of derivatives—net				—	(517,655)	30,739	(486,916)
Amortization of goodwill				—	(235,420)	235,420	—
Others—net				—	(150,338)	33,517	(116,821)

Profit for the year				—	1,554,728	205,502	1,760,230

Segment assets	43,871,953	2,606,166	7,776,333	(4,953,666)	49,300,786	393,516	49,694,302
Unallocated assets							5,740,701

Assets—net							55,435,003

Segment liabilities	31,678,430	1,028,375	3,748,888	(3,542,963)	32,912,730	106,890	33,019,620
Unallocated liabilities							3,840,474

Liabilities—net							36,860,094

Other disclosures
Capital expenditures	9,661,360	579,862	1,343,327	—	11,584,549	—	11,584,549
Depreciation and amortization	4,585,081	335,270	641,039	—	5,561,390	10,210	5,571,600

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments			Inter-Segment Eliminations (1)
	Cellular	Fixed Telecommunication	MIDI		Total	Adjustments (2)	Consolidated
December 31, 2010
Operating revenues
Revenues from external customers	16,027,062	1,293,177	2,476,276	—	19,796,515	(148,137)	19,648,378
Inter-segment revenues	—	—	563,726	(563,726)	—	—	—

Total operating revenues	16,027,062	1,293,177	3,040,002	(563,726)	19,796,515	(148,137)	19,648,378

Income
Operating income	2,745,063	(34,495)	763,376	—	3,473,944	47,750	3,521,694
Gain on foreign exchange—net				—	492,401	—	492,401
Interest income				—	143,402	—	143,402
Financing cost				—	(2,271,628)	—	(2,271,628)
Loss on change in fair value of derivatives—net				—	(418,092)	(30,739)	(448,831)
Income tax expense—net				—	(357,798)	(64,540)	(422,338)
Amortization of goodwill				—	(226,380)	226,380	—
Others—net				—	(111,830)	—	(111,830)

Profit for the year				—	724,019	178,851	902,870

Segment assets	45,875,021	2,020,957	8,459,948	(7,802,547)	48,553,379	607,508	49,160,887
Unallocated assets							4,264,808

Assets—net							53,425,695

Segment liabilities	27,195,689	630,442	3,250,615	(6,219,525)	24,857,221	142,031	24,999,252
Unallocated liabilities							9,724,480

Liabilities—net							34,723,732

Other disclosures
Capital expenditures	4,455,608	210,770	848,611	—	5,514,989	—	5,514,989
Depreciation and amortization	5,052,691	297,334	801,886	—	6,151,911	10,940	6,162,851

(1)	These include inter-segment assets, liabilities and revenues eliminated upon consolidation.
(2)

These are adjustments to reconcile segment financial information to consolidated IFRS financial statements. Segment financial information, as reported to the chief operation decision maker, is still managed and maintained by the Companies under Indonesian GAAP.

31. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis, and

(2)	Manage interest rate exposure on its loans and bonds payables by entering into interest rate swap contracts.

As of January 1, 2009 and December 31, 2009 and 2010, more than 70%, 50% and 60%, respectively, of the Companies’ debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the year.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s consolidated profit for the year ended December 31, 2010 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

	2008	2009		2010
Increase or (decrease) in basis points:
U.S. dollar	(2)	2		1
Rupiah	(280)	(10)		41
Effect on profit for the year
U.S. dollar	USD18 (equivalent to Rp195)	USD(106 (equivalent to Rp(993	) ))	USD(57 (equivalent to Rp(509	) ))
Rupiah	Rp86,757	Rp3,857		Rp(9,490)

Management conducted a survey among the Company’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Company’s next reporting dates of March 31, 2009, 2010 and 2011. The outlook is that the LIBOR and JIBOR interest rates may move 2 and 280 basis points lower, 2 and 10 basis points higher and lower and 1 and 41 basis points higher, respectively, as compared to the year-end interest rates of 2008, 2009 and 2010, respectively.

If LIBOR interest rates were 2 basis points lower, 2 and 1 basis points higher than the market levels for the years ended December 31, 2008, 2009 and 2010, respectively, with all other variables held constant, the Companies’ profit for the years then ended and the consolidated stockholders’ equity would be Rp2,043,970, Rp1,702,905 and Rp824,128 and Rp17,493,631, Rp18,246,164 and Rp18,317,067,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

respectively, which are higher, lower and lower than the actual results for the years ended December 31, 2008, 2009 and 2010, respectively, mainly due to the lower, higher and higher interest expense on floating rate borrowings.

If JIBOR interest rates were 280 and 10 basis points lower and 41 basis points higher than the market levels for the years ended December 31, 2008, 2009 and 2010, respectively, with all other variables held constant, the Company’ profit for the years then ended and the consolidated stockholders’ equity would be Rp2,130,532, Rp1,707,755 and Rp815,147 and Rp17,580,193, Rp18,251,014 and Rp18,308,086, respectively, which are higher, higher and lower than the actual results for the years ended December 31, 2008, 2009 and 2010, respectively, mainly due to the lower, lower and higher interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Companies’ exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

To manage the Companies’ foreign exchange rate risks, several cross currency swap contracts and other permitted instruments, if considered necessary, are entered into. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are charged or credited directly to profit or loss for the year.

The Companies’ accounts payable are primarily foreign currency net settlement payables to foreign telecommunications operators, while most of the Companies’ accounts receivable are Indonesian rupiah-denominated collections from domestic operators.

To the extent the Indonesian rupiah depreciated further from the exchange rates in effect at December 31, 2008, 2009 and 2010, the Companies’ obligations under such loans and bonds payable, accounts payable and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations would be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of January 1, 2009 and December 31, 2009 and 2010, 51.42%, 43.31% and 17.90%, respectively, of the Company’s U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap contracts.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table shows the Companies’ consolidated U.S. dollar-denominated assets and liabilities as of January 1, 2009 and December 31, 2009 and 2010:

	January 1, 2009		December 31, 2009		December 31, 2010
	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents	370,247	4,054,207	37,114	348,875	111,782	1,005,042
Accounts receivable
Trade	112,100	1,227,495	119,730	1,125,462	115,530	1,038,726
Others	467	5,114	58,086	546,008	544	4,893
Derivative assets	59,963	656,594	23,830	224,004	7,711	69,334
Other current assets	36	397	—	—	—	—
Other current financial assets	2,223	24,339	1,686	15,850	1,715	15,418
Due from related parties	756	8,278	70	658	117	1,047
Other non-current financial assets	1,131	12,388	1,392	13,083	1,427	12,833

Total assets	546,923	5,988,812	241,908	2,273,940	238,826	2,147,293

Liabilities:
Accounts payable—trade	31,044	339,932	4,927	46,316	32,788	294,797
Procurement payable	412,301	4,514,696	310,151	2,915,419	246,615	2,217,320
Accrued expenses	32,903	360,284	32,345	304,047	46,263	415,953
Deposits from customers	1,010	11,059	841	7,907	1,477	13,275
Derivative liabilities	28,846	315,866	18,568	174,540	23,958	215,403
Other current liabilities	6,145	67,292	6,189	58,172	6,124	55,058
Other current financial liabilities	23	252	40	373	67	602
Due to related parties	1	11	—	—	—	—
Loans payable (including current maturities)	645,698	7,070,388	830,536	7,807,038	886,602	7,971,436
Bonds payable (including current maturities)	344,157	3,768,519	344,157	3,235,076	650,000	5,844,150
Other non-current liabilities	8,495	93,024	8,365	78,637	8,730	78,494
Other non-current financial liabilities	4,765	52,178	—	—	—	—

Total liabilities	1,515,388	16,593,501	1,556,119	14,627,525	1,902,624	17,106,488

Net liabilities position	968,465	10,604,689	1,314,211	12,353,585	1,663,798	14,959,195

*

The exchange rates used to translate the U.S. dollar amounts into rupiah were Rp10,950 to US$1.00 (in full amounts), Rp9,400 to US$1.00 (in full amounts) and Rp8,991 to US$1.00 (in full amounts) as published by the Indonesian Central Bank as of January 1, 2009 and December 31, 2009 and 2010, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rates, with all other variables held constant, of the Company’s profit for the year:

	2008	2009	2010
Change in US dollar	6%	-3%	-3%
Effect on profit for the year	(445,397)	266,837	336,582

Management conducted a survey among the Company’s banks to determine the outlook of the U.S. dollar exchange rate until the Company’s next reporting dates of March 31, 2009, 2010 and 2011. The outlook was that the U.S. dollar exchange rate may strengthen by 6% as compared to the exchange rate at December 31, 2008 and weaken by 3% as compared to the exchange rate at December 31, 2009 and 2010, respectively.

If the U.S. dollar exchange rate strengthened by 6% and weakened by 3% as compared to the exchange rate as of December 31, 2008, 2009 and 2010, with all other variables held constant, the Companies’ profit for the years then ended and the consolidated stockholders’ equity would be Rp1,598,378, Rp1,970,735 and Rp1,161,219; and Rp17,048,039, Rp18,513,994 and Rp18,654,158, respectively, which are lower, higher and higher than the actual results as of December 31, 2008, 2009 and 2010, respectively, mainly due to the consolidated foreign exchange loss and gain on the translation of U.S. dollar-denominated net liabilities.

Equity price risk

The Companies’ long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Companies have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Companies will incur a loss arising from their customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Companies manage and control this credit risk by setting limits on the amount of risk they are willing to accept for individual or collective customers and by monitoring exposures in relation to such limits.

The Companies trade only with recognized and creditworthy third parties. It is the Companies’ policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The table below shows the maximum exposure to credit risk for the components of the consolidated statements of financial position.

	Gross Maximum Exposure (1)			Net Maximum Exposure (2)
	January 1, 2009	December 31, 2009	December 31, 2010	January 1, 2009	December 31, 2009	December 31, 2010
Loans and receivables:
Cash and cash equivalents	5,737,866	2,835,999	2,075,270	5,737,866	2,835,999	2,075,270
Accounts receivable
Trade—net	1,340,706	1,385,125	1,548,426	1,328,003	1,385,125	1,548,426
Others—net	16,914	564,859	10,031	16,914	564,859	10,031
Other current financial assets	44,777	35,173	53,119	44,777	35,173	53,119
Due from related parties—net	42,496	7,215	8,421	42,496	7,215	8,421
Other non-current financial assets	72,800	100,004	77,675	72,800	100,004	77,675
Held-for-trading:
Cross currency swaps	655,862	224,004	69,334	655,862	224,004	69,334
Interest rate swap	732	—	—	732	—	—
Available-for-sale investments:
Other long-term investments—net	2,730	2,730	2,730	2,730	2,730	2,730

Total	7,914,883	5,155,109	3,845,006	7,902,180	5,155,109	3,845,006

(1)	gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements
(2)	net financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements

Liquidity risk

The liquidity risk is defined as a risk when the cash flow position of the Companies indicates that the short-term revenue is not enough to cover the short-term expenditure.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

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

The table below summarizes the maturity profile of the Companies’ financial liabilities based on contractual undiscounted payments.

	Expected maturity as of January 1, 2009
	2009	2010	2011	2012	2013 and thereafter	Total	Discount/ Debt issuance cost and consent solicitation fees	Carrying value as of January 1, 2009
Financial Liabilities:
Accounts payable—trade	608,754	—	—	—	—	608,754	—	608,754
Procurement payable	6,446,357	—	—	—	—	6,446,357	—	6,446,357
Accrued expenses	1,445,238	—	—	—	—	1,445,238	—	1,445,238
Deposits from customers	32,121	—	—	—	—	32,121	—	32,121
Derivative liabilities	315,866	—	—	—	—	315,866	—	315,866
Other current financial liabilities	31,022	—	—	—	—	31,022	—	31,022
Due to related parties	—	14,699	—	—	—	14,699	—	14,699
Other non-current financial liabilities	—	45,511	—	—	—	45,511	—	45,511
Loans payable
In rupiah	474,446	670,000	679,933	2,075,000	684,300	4,583,679	(40,329)	4,543,350
In U.S. dollar	98,023	258,127	1,448,392	1,766,509	3,499,337	7,070,388	(229,109)	6,841,279

Total loans payable	572,469	928,127	2,128,325	3,841,509	4,183,637	11,654,067	(269,438)	11,384,629
Bonds payable
In rupiah	56,442	640,000	1,100,000	—	4,850,000	6,646,442	(23,148)	6,623,294
In U.S. dollar	—	2,570,480	—	1,198,039	—	3,768,519	(19,755)	3,748,764

Total bonds payable	56,442	3,210,480	1,100,000	1,198,039	4,850,000	10,414,961	(42,903)	10,372,058
Total financial liabilities	9,508,269	4,198,817	3,228,325	5,039,548	9,033,637	31,008,596	(312,341)	30,696,255

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Expected maturity as of December 31, 2009
	2010	2011	2012	2013	2014 and thereafter	Total	Discount/ Debt issuance cost and consent solicitation fees	Carrying value as of December 31, 2009
Financial Liabilities:
Accounts payable—trade	537,476	—	—	—	—	537,476	—	537,476
Procurement payable	5,289,782	—	—	—	—	5,289,782	—	5,289,782
Accrued expenses	1,525,561	—	—	—	—	1,525,561	—	1,525,561
Deposits from customers	22,463	—	—	—	—	22,463	—	22,463
Derivative liabilities	174,540	—	—	—	—	174,540	—	174,540
Other current financial liabilities	43,721	—	—	—	—	43,721	—	43,721
Due to related parties	—	13,764	—	—	—	13,764	—	13,764
Loans payable
In rupiah	993,772	1,029,933	2,625,000	984,300	1,000,000	6,633,005	(41,642)	6,591,363
In U.S. dollar	446,487	2,509,510	1,090,597	1,992,239	1,768,204	7,807,037	(242,649)	7,564,388

Total loans payable	1,440,259	3,539,443	3,715,597	2,976,539	2,768,204	14,440,042	(284,291)	14,155,751
Bonds payable
In rupiah	640,000	1,100,000	41,989	1,330,000	5,020,000	8,131,989	(40,712)	8,091,277
In U.S. dollar	2,206,622	—	1,028,454	—	—	3,235,076	(13,516)	3,221,560

Total bonds payable	2,846,622	1,100,000	1,070,443	1,330,000	5,020,000	11,367,065	(54,228)	11,312,837

Total financial liabilities	11,880,424	4,653,207	4,786,040	4,306,539	7,788,204	33,414,414	(338,519)	33,075,895

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Expected maturity as of December 31, 2010
	2011	2012	2013	2014	2015 and thereafter	Total	Discount/ Debt issuance cost and consent solicitation fees	Carrying value as of December 31, 2010
Financial Liabilities:
Accounts payable—trade	645,505	—	—	—	—	645,505	—	645,505
Procurement payables	3,644,467	—	—	—	—	3,644,467	—	3,644,467
Accrued expenses	1,710,885	—	—	—	—	1,710,885	—	1,710,885
Deposits from customers	50,279	—	—	—	—	50,279	—	50,279
Derivative liabilities	215,403	—	—	—	—	215,403	—	215,403
Other current financial liabilities	23,127	—	—	—	—	23,127	—	23,127
Due to related parties		22,099	—	—	—	22,099	—	22,099
Loans payable
In rupiah	634,933	2,022,483	434,300	—	—	3,091,716	(25,125)	3,066,591
In U.S. dollar	2,549,587	1,192,411	2,015,736	545,059	1,668,643	7,971,436	(187,076)	7,784,360

Total loans payable	3,184,520	3,214,894	2,450,036	545,059	1,668,643	11,063,152	(212,201)	10,850,951
Bonds payable
In rupiah	1,100,000	41,989	1,330,000	2,358,000	2,662,000	7,491,989	(29,353)	7,462,636
In U.S. dollar	—	—	—	—	5,844,150	5,844,150	(94,551)	5,749,599

Total bonds payable	1,100,000	41,989	1,330,000	2,358,000	8,506,150	13,336,139	(123,904)	13,212,235

Total	10,574,186	3,278,982	3,780,036	2,903,059	10,174,793	30,711,056	(336,105)	30,374,951

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

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Company’s objective is to maintain its debt-to-equity ratio at a maximum of 1.75, 2.50 and 2.50 as of January 1, 2009 and December 31, 2009 and 2010.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The Companies continue to manage their debt covenants and capital structure based on financial information determined under Indonesian GAAP. As of January 1, 2009 and December 31, 2009 and 2010, the Companies’ debt-to-equity ratio accounts are as follows:

	January 1, 2009	December 31, 2009	December 31, 2010
Long-term debts, including current maturities—gross	22,069,028	25,807,107	24,399,291

Interest-bearing procurement payable, which are overdue 6-month after the date of invoice	—	—	—

Total Debts	22,069,028	25,807,107	24,399,291

Equity attributable to owners of the Company	17,493,436	18,247,157	18,317,576

Debt-to-equity ratio	1.26	1.41	1.33

Under IFRS, the debt-to-equity ratios of the Companies are 1.26, 1.41 and 1.33 as of January 1, 2009 and December 31, 2009 and 2010, respectively, due to reconciliation difference in the equity attributable to owners of the Company.

C. Collateral

The loans of a subsidiary, Lintasarta, which were obtained from CIMB Niaga, are collateralized by all equipment (Note 7) purchased by Lintasarta from the proceeds of the credit facilities and receivables (Note 5) from frame relay operations. There are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of January 1, 2009 and December 31, 2009 and 2010.

32. ECONOMIC CONDITIONS

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

33. EVENTS AFTER THE REPORTING PERIOD

a.	On January 1, 2011, Lintasarta paid the last installment amounting to Rp4,933 on Investment Credit Facility 5 loan from CIMB Niaga (Note 14n).

b.

On January 7, 2011 the Company paid the remaining amount of Rp41,863 on the underpayment of the Company’s 2008 and 2009 income tax article 26 based on STPs from the DGT (Note 29c). Subsequently, on April 11, 2011, the Company received letter from the Tax Office which declined the request for cancellation of such STPs. As of April 20, 2011, the Company is preparing an appeal letter to the Tax Court for such letter.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.

On January 11, 2011 and February 9, 2011, the Company agreed to amend the latest interconnection agreements with Telkom and Bakrie Telcom, respectively, to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariff in 2011.

d.

On January 20, 2011, the Company’s Board of Directors issued Directors’ Decree No. 003/Direksi/2011 regarding the Organizational Restructuring Program through an offering program on the basis of mutual agreement between the Company and certain employees (Voluntary Separation Scheme), that became effective on the same date. Under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, the Company is required to disclose the total number of employees who participate in the program and the compensation paid. However, the Company did not disclose such required information in the consolidated financial statements, as the Company believes it could affect the precipitate presumption on the outcome of the program, since the Company currently still offers such program to its employees.

e.

On February 4, 2011, the Company and Dayamitra Telekomunikasi (“Mitratel”) entered into a Tower Lease Agreement. Mitratel may sub-lease the Company’s tower to Telkom and Telkomsel with additional infrastructure at Mitratel’s cost.

f.

On February 8, 2011, the Company held an Extraordinary General Meeting of Stockholders approving the changes in the composition of the Company’s Board of Commissioners (until the closing of the Annual General Meeting in 2012) and Board of Directors (until the closing of the Annual General Meeting in 2015).

g.

On February 10, 2011, the Company entered into a Revolving Time Loan facility agreement with BCA covering a maximum amount of Rp1,000,000 to fund the Company’s capital expenditure and/or for general corporate purposes. This facility will be available from February 10, 2011 to February 10, 2014 and drawdowns bear interest at 1-month JIBOR plus 1.4% per annum.

h.	On February 10, 2011 and March 11, 2011, SKAGEN AS increased its ownership in the Company to 5.15% and 9.38%, respectively.

i.

On February 10, 2011, the Company agreed to lease part of its telecommunications towers and sites to PT First Media Tbk (FM) for a period of 5 years. FM is required to pay the lease and maintenance fees in advance on a semi-annual basis.

j.

On February 24, 2011, the Company received letter No. MPK-161/SP.51/II/2011 from the Tax Court regarding the re-evaluation of the Tax Court’s decision letter on its acceptance of the Company’s remaining objection on its 2005 corporate income tax, which was previously released on October 29, 2010 (Note 6).

k.	On February 28, 2011, the Company paid the second installment of SEK credit facility B amounting to US$11,071.43 (Note 14d).

l.	On February 28, 2011, Lintasarta paid the loan installment of CIMB Niaga Investment Credit Facility 6 amounting to Rp7,500 (Note 14l).

m.	On March 3, 2011, the Company and XL Axiata entered into the latest amendment of interconnection agreement in order to meet the implementation of new interconnection charge for the year 2011.

n.	On March 3, 2011, the Company and Hutchison entered into the latest amendment of interconnection agreement in order to meet the implementation of new interconnection charge for the year 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2009 and December 31, 2009 and 2010

and for the years ended December 31, 2008, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

o.

On March 9 and 30, 2011, IMM made the first and second capital injections, respectively to its newly established subsidiary, PT Interactive Vision Media (“IVM”), totalling Rp4,999 which is equal to 99.98% ownership. IVM will engage in Pay TV business.

p.	On March 29, 2011, the Company paid the third semi-annual installments of its COFACE and SINOSURE facilities from HSBC France amounting to US$7,859.34 and US$2,210, respectively.

q.	On March 30, 2011, the Company drew down US$60,000 from the SEK credit facility C (Note 14d).

r.

As of April 20, 2011, the prevailing exchange rate of the rupiah to U.S. dollar is Rp8,657 to US$1 (in full amounts), while as of December 31, 2010, the prevailing exchange rate was Rp8,991 to US$1 (in full amounts). Using the exchange rate as of April 20, 2011, the Companies earned foreign exchange gain amounting to approximately Rp555,708 (excluding the effect of revaluing derivative contracts on April 20, 2011) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2010 (Note 31).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2010 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2010 as disclosed in Note 29a are approximately Rp779,260 if translated at the prevailing exchange rate as of April 20, 2011.