Form 20-F/A
period 2010-12-31
PT Indosat Tbk
filed 2011-10-26
CIK 929700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011 (the “Original Form 20-F”) by PT Indosat Tbk (the “Company”), is being filed for the purpose of making revisions to the disclosure included in Item 15, “Controls and Procedures”, under the heading “Disclosure Controls and Procedures,” of the Original Form 20-F, in response to comments received from the SEC. In addition, this Amendment No. 1 includes currently-dated certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 13-a14(b) under the Securities and Exchange Act of 1934, as amended.

Other than as set forth below, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F. Among other things, forward-looking statements contained in the Original Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context.

Item 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2010, or the Evaluation Date, our management, including our President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

SIGNATURE

The registrant hereby certifies it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F for the year ended December 31, 2010 on its behalf.

Date: October 26, 2011

PT INDOSAT TBK

By:	/s/ Harry Sasongko Tirtotjondro
Name:	Harry Sasongko Tirtotjondro
Title:	President Director and Chief Executive Officer