Form 20-F
period 2011-12-31
PT Indosat Tbk
filed 2012-04-30
CIK 929700

Commission file number: 1-3330

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat No. 21

Jakarta 10110—Indonesia

(62-21) 30442615

(Address and telephone number of principal executive offices)

Name:	Nicholas Swierzy
Telephone:	+62-21-30442615
Email:	investor@indosat.com
Facsimile:	+62-21-30003757
Address:	Jalan Medan Merdeka Barat No. 21
Jakarta 10110
Indonesia

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing 50 Series B shares, par value Rp100 per share	New York Stock Exchange
Series B shares, par value Rp100 per share	New York Stock Exchange*

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

Our consolidated financial statements as of January 1, 2010 and December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2011, which was Rp9,068 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on April 25, 2012 was Rp9,194 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

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

“fixed wireless access” or “FWA”	fixed wireless access service, a limited mobility service that links to an area code

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

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial and Other Data

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2008, 2009, 2010 and 2011 presented below is based upon our audited consolidated financial statements prepared in conformity with IFRS as issued by IASB. The selected financial information as of and for the years ended December 31, 2008, 2009, 2010 and 2011 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The selected financial information as of and for the year ended December 31, 2007 is based upon our audited consolidated financial statements prepared in conformity with generally accepted accounting principles in Indonesia (“Indonesian GAAP”), with a reconciliation to U.S. GAAP. The selected financial information as of and for the year ended December 31, 2007 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in our previous annual reports filed with the U.S. SEC on May 8, 2008. Therefore, financial information for 2008, 2009, 2010 and 2011 are not comparable with financial information for 2007 and are presented separately. The audited consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 have been audited by Purwantono, Sarwoko & Sandjaja and the audited consolidated financial statements as of and for the years ended December 31, 2010 and 2011 have been audited by Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global.

	As of December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp	2011 US$(1)
	(Rp in billions and US$ in millions, except for number of outstanding shares)
Financial Position Data:
IFRS:
Assets
Cash and cash equivalents	5,737.9	2,836.0	2,075.3	2,224.2	245.3
Other current assets (other than cash and cash equivalents)—net	3,953.9	4,302.9	4,083.6	4,360.3	480.8
Due from related parties—net	42.5	7.2	8.4	10.7	1.2
Deferred tax assets—net	70.7	88.0	95.0	114.1	12.6
Long-term investments	3.4	3.2	2.7	2.7	0.3
Property and equipment—net	38,333.6	44,358.1	43,489.4	43,385.4	4,784.5
Goodwill and other intangible assets—net	2,060.7	2,042.8	2,063.2	2,056.0	226.7
Other non-current assets	1,659.7	1,796.8	1,608.1	1,607.0	177.2

Total assets	51,862.4	55,435.0	53,425.7	53,760.4	5,928.6

Liabilities
Current liabilities	10,719.7	13,067.3	11,909.9	11,965.5	1,319.5
Due to related parties	14.7	13.8	22.1	15.5	1.7
Deferred tax liabilities—net	1,348.7	1,651.8	1,951.3	2,163.3	238.6
Loans payable (net of current maturities)	10,812.2	12,715.5	7,666.8	6,425.8	708.6
Bonds payable (net of current maturities)	10,315.6	8,472.2	12,114.1	12,138.4	1,338.6
Other non-current liabilities	871.9	939.5	1,059.5	1,596.6	176.1

Total liabilities	34,082.8	36,860.1	34,723.7	34,305.1	3,783.1

Net assets (total assets—total liabilities)	17,779.6	18,574.9	18,702.0	19,455.3	2,145.5
Capital stock	543.4	543.4	543.4	543.4	59.9
Stockholders’ equity	17,493.4	18,247.2	18,317.6	19,003.5	2,095.7
Total liabilities and stockholders’ equity	51,576.2	55,107.3	53,041.3	53,308.6	5,878.8
Number of outstanding shares	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500

	For the years ended December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp	2011 US$(1)
	(Rp in billions and US$ in millions, except per share and per ADS data)
Comprehensive Income Data:
IFRS:
Operating revenues:
Cellular	14,460.8	14,331.3	15,867.1	16,561.0	1,826.4
MIDI	2,733.4	2,712.6	2,488.1	2,578.4	284.3
Fixed telecommunication	2,021.8	1,803.0	1,293.2	1,250.0	137.8

Total operating revenues	19,216.0	18,846.9	19,648.4	20,389.4	2,248.5

Total operating expenses	14,487.7	15,650.7	16,159.3	17,289.3	1,906.6
Operating income	4,728.3	3,196.2	3,489.1	3,100.1	341. 9
Other income (expense):
Interest income	460.1	139.0	143.4	100.7	11.1
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	492.4	36.7	4.0
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)	(448.8)	57.9	6.4
Financing cost	(1,858.3)	(1,873.0)	(2,271.6)	(1,925.4)	(212.3)
Other expense—net	(25.6)	(87.5)	(79.2)	52.0	5.7

Total other expense—net	(2,172.9)	(652.0)	(2,163.8)	(1,678.1)	(185.1)

Income tax expense—net	(485.3)	(783.9)	(422.3)	(315.6)	(34.8)
Profit for the year	2,070.0	1,760.2	902.9	1,106.4	122.0
Attributable to owners of the Company	2,043.8	1,703.9	824.6	1,009.1	111.3
Attributable to non-controlling interests	26.2	56.3	78.2	97.3	10.7
Weighted average number of shares outstanding	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500
Basic and diluted earnings per share attributable to owners of the Company (in full amounts)(2)	376.1	313.6	151.8	185.7	0.02
Dividends declared per share (in full amounts)(2)	172.85	137.86	59.55	—	—
Dividends declared per share (in full amounts) (in US$)(2)(4)	0.02	0.015	0.007	—	—
Dividends declared per ADS (in full amounts) (in US$)(2)(3)(4)	0.96	0.77	0.33	—	—

	As of and for the years ended December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp	2011 US$(1)
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
IFRS:
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	6,513.3	4,106.1	6,848.6	7,320.1	807.2
Investing activities	(10,286.9)	(10,670.7)	(5,970.7)	(6,037.9)	(665.8)
Financing activities	1,458.5	3,724.7	(1,629.7)	(1,135.4)	(125.2)
Net Foreign Exchange differences from cash and cash equivalent	—	(54.9)	(9.7)	2.2	0.2
Other Financial Data (unaudited)
EBITDA(5)	9,293.6	8,767.8	9,652.0	9,596.0	1,058.2
EBITDA margin(6)	48.4%	46.5%	49.1%	47.1%	47.1%
Other Financial Data
Capital expenditures(7)	12,341.9	11,584.5	5,515.0	6,911.6	762.2
Financial Ratios (unaudited)
Total Debt to EBITDA(8)	2.38	2.94	2.53	2.47	—
Net Debt to EBITDA(9)	1.76	2.62	2.31	2.24	—
EBITDA to Interest Expense	5.23	4.85	4.64	5.64	—

As of December 31, 2007
(Rp in billions except for number of outstanding shares)
Balance Sheet Data:
Indonesian GAAP:
Assets
Cash and cash equivalents	8,053.0
Other current assets (other than cash and cash equivalents)	2,773.1
Due from related parties—net	56.5
Deferred tax assets—net	87.1
Long-term investments	3.0
Property and equipment—net	30,572.8
Goodwill and other intangible assets—net	2,087.2
Other non-current assets	1,672.4

Total assets	45,305.1

Liabilities
Current liabilities	11,658.6
Due to related parties	64.9
Deferred tax liabilities—net	1,482.2
Loans payable (net of current portion)	4,249.0
Bonds payable (net of current portion)	10,088.7
Other non-current liabilities	919.6

Total liabilities	28,463.0

Net assets (total assets—total liabilities)	16,842.1
Minority interest	297.4
Stockholders’ equity	16,544.7
Total liabilities and stockholders’ equity	45,305.1
Number of outstanding shares	5,433,933,500
U.S. GAAP:(10)
Total assets	48,840.1
Total stockholders’ equity	18,260.6

For the year ended December 31, 2007
(Rp in billions except per share and per ADS data)
Income Statement Data:
Indonesian GAAP:
Operating revenues:
Cellular(11)(17)	12,924.8
MIDI	2,168.6
Fixed telecommunication(17)	1,780.4

Total operating revenues	16,873.8

Total operating expenses(11)	12,354.2
Operating income	4,519.6
Other income (expense):
Interest income	232.4
Gain (loss) on foreign exchange—net	(155.3)
Gain (loss) on change in fair value of derivatives—net	68.0
Amortization of goodwill	(226.5)
Financing cost	(1,428.6)
Other expense—net	(80.0)

Total other expense—net	(1,590.0)

Equity in net income of associated companies	—
Minority interest in net income of subsidiaries	(28.1)
Income tax expense—net	(859.5)
Net income	2,042.0
Weighted average number of shares outstanding	5,433,933,500
Operating income from operations per share	831.7
Diluted earnings per share	375.8
Basic earnings per share(2)	375.8
Dividends declared per share(2)	187.90
Dividends declared per share (in US$)(2)(4)	0.017
Dividends declared per ADS (in US$)(2)(3)(4)	0.86
U.S. GAAP:(10)
Net income	2,475.8
Basic earnings per share(2)	455.6
Basic earnings per ADS(2)(3)	22,781.0
Diluted earnings per share	455.6
Diluted earnings per ADS	22,781.0

As of and for the year ended December 31, 2007
(Rp in billions except for number of outstanding shares, EBITDA margin and financial ratios)
Indonesian GAAP:
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	8,273.9
Investing activities	(7,290.4)
Financing activities	4,237.0
Other Financial Data (unaudited)
EBITDA(12)	8,682.8
EBITDA margin(13)	51.4%
Other Financial Data
Capital expenditures(14)	9,726.4
Financial Ratios (unaudited)
Total Debt to EBITDA(15)	1.94x
Net Debt to EBITDA(16)	1.01x
EBITDA to Interest Expense	6.22x

Footnotes to Selected Financial Information and Other Data:

(1)	Translated into U.S. dollars based on a conversion rate of Rp9,068 = US$1.00, the Indonesian Central Bank Rate on December 31, 2011. See “—Exchange Rate Information” below.
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

	For the years ended December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp
	(Rp in billions)
EBITDA	9,293.6	8,767.8	9,652.0	9,596.0
Adjustments:
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	492.4	36.7
Interest income	460.1	139.0	143.4	100.7
Financing cost (including interest expense)	(1,858.3)	(1,873.0)	(2,271.6)	(1,925.4)
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)	(448.8)	57.9
Others—net	(25.6)	(87.5)	(79.2)	52.0
Income tax expense—net	(485.3)	(783.9)	(422.3)	(315.6)
Depreciation and amortization	(4,565.4)	(5,571.6)	(6,162.9)	(6,495.9)
Profit attributable to non controlling interest	(26.2)	(56.3)	(78.2)	(97.3)

Profit attributable to owners of the Company	2,043.8	1,704.0	824.8	1,009.1

(6)	EBITDA margin is computed by dividing EBITDA as defined in note (5) above by total operating revenues recorded under IFRS.
(7)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under IFRS.
(8)

We define total debt as total loans payable and bonds payable (current and non-current maturities), unamortized issuance cost (loans, bonds and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes) recorded under IFRS.

(9)

We define net debt as total debt less unamortized issuance cost (bond, loans and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes) recorded under IFRS.

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

For the year ended December 31, 2007
(Rp in billions)
EBITDA	8,682.8
Adjustments:
Other income (expense):
Interest income	232.4
Gain (loss) on foreign exchange—net	(155.3)
Gain (loss) on change in fair value of derivatives—net	68.0
Amortization of goodwill	(226.5)
Financing cost	(1,428.6)
Others income (expense)—net	(80.0)
Equity in net income of associated companies	—
Minority interest in net income of subsidiaries	(28.1)
Income tax expense—net	(859.5)
Depreciation and amortization	(4,163.2)

Net income	2,042.0

(13)	EBITDA margin is computed by dividing EBITDA as defined in note (12) above by total operating revenues recorded under Indonesian GAAP.
(14)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under Indonesian GAAP.
(15)

We define total debt as total loans payable and bonds payable (current and non-current maturities), unamortized issuance cost (loans, bonds and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes) recorded under Indonesian GAAP.

(16)

We define net debt as total debt less unamortized issuance cost (bond, loans and notes), unamortized consent solicitation fees (loans and bonds) and unamortized discounts (loans and notes) recorded under IFRS.

(17)

Cellular revenue arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network, which up to December 31, 2007, had been presented on a net basis. To improve the comparability of the consolidated financial statements, the Company made accounts reclassification in the consolidated financial statements for the year ended December 31, 2007.

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	Low	High
Period
2007	9,419	9,137	9,479	8,672
2008	10,950	9,761	12,400	9,051
2009	9,400	10,398	12,065	9,293
2010	8,991	9,085	9,413	8,888
2011	9,068	8,779	9,185	8,460
October	8,835	8,895	8,968	8,828
November	9,170	9,015	9,185	8,893
December	9,068	9,088	9,165	9,015
2012
January	9,000	9,109	9,210	8,955
February	9,085	9,026	9,158	8,892
March	9,180	9,165	9,193	9,098
April (through April 23, 2012)	9,184	9,170	9,184	9,145

Source: Bank Indonesia

(1)	The annual average exchange rates are calculated as averages of the exchange rate on the last day of each month during the year.
(2)	The monthly average exchange rates are calculated as averages of each daily closing exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining its stability. Since 1970, Indonesia has implemented three exchange rate systems: (i) a fixed rate system between 1970 and 1978; (ii) a managed floating exchange rate system between 1978 and 1997; and (iii) a free-floating exchange rate system since August 14, 1997. Under the floating exchange rate system, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene, which resulted in a substantial decrease in the value of the Indonesian rupiah relative to the U.S. dollar. Under the current system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. The prevailing exchange rate was Rp9,400 = US$1.00 as of December 31, 2009, Rp8,991 = US$1.00 as of December 31, 2010 and Rp9,068 = US$1.00 as of December 31, 2011, respectively. On April 25, 2012, the exchange rate was Rp9,194 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

Beginning in 2008, the global financial crisis which was triggered in part by the subprime mortgage crisis in the United States, caused failures of large U.S. financial institutions and rapidly evolved into a global credit crisis. U.S. bank failures were followed by failures in a number of European banks and declines in various stock indexes, as well as large reductions in the market value of equities and commodities worldwide, including in Indonesia. In addition, since 2010, the European sovereign debt crisis, has created concerns about the ability of a number of European countries, including Greece, Ireland, Italy, Portugal and Spain, to continue to service their sovereign debt obligations. These conditions may result in worsening economic conditions in Europe and globally. The world economic downturn has adversely affected the economic performance of Indonesia, resulting in declining economic growth, slowing household consumption and weakening investment due to loss of external demand and increased uncertainty in the world economy. These conditions have had and may continue to have a negative impact on Indonesian businesses and consumers, which may result in reduced demand for telecommunication services.

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

In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations in response to fuel subsidy reductions occurred in 2003, 2005 and 2008. Although these demonstrations were generally peaceful, some turned violent. During the first quarter of 2012, the Government proposed fuel subsidy reductions that would result in up to a 33% increase in fuel prices. We cannot assure you that this proposal or any future fuel subsidy reductions will not lead to further political and social instability. Regional political instability and clashes between religious and ethnic groups remain problematic. Separatist movements and clashes between religious and ethnic groups have resulted in social and civil unrest in parts of Indonesia. In the provinces of Aceh and Papua (formerly Irian Jaya), there have been clashes between supporters of those separatist movements and the Indonesian military, although there has been little conflict in Aceh since a memorandum of understanding was signed in August 2005. In recent years, political instability in Maluku and Poso, a district in the province of Central Sulawesi, has intensified and clashes between religious groups in these regions have resulted in thousands of casualties and displaced persons. In recent years, the Government has made limited progress in negotiations with these troubled regions, except in the Province of Aceh where peaceful local elections were recently held which resulted in former separatists winning the election and becoming the governors of the Province.

In 2004 and in 2009, elections were held in Indonesia to elect the President, Vice-President and representatives in the Parliament. Although the 2004 and 2009 elections were conducted peacefully, political campaigns in Indonesia may bring a degree of political and social uncertainty to Indonesia. Increased political activity can be expected in Indonesia, in part due to the upcoming presidential election in 2014.

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

Indonesia is located in an earthquake zone and is subject to significant geological risks which could lead to social unrest and economic loss

Many parts of Indonesia are vulnerable to natural disasters such as earthquakes, tsunamis, floods, volcanic eruptions as well as droughts, power outages or other events beyond our control. In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including volcanic eruptions of Mount Lokon in North Sulawesi in 2011, Mount Merapi in southern Java near Yogyakarta, and Mount Bromo in East Java in 2010, tsunamis in Mentawai in West Sumatera in 2010 and in Pangandaran in West Java in 2006, an earthquake off the coast of Sumatra in January 2012, separate earthquakes in Papua, West Java, Sulawesi and Sumatra in 2009, an earthquake in Jogyakarta in Central Java in 2006, and a hot mud eruption and subsequent flooding in East Java in 2006. Indonesia also experienced significant flooding in Wasior district, West Papua in 2010, in Jakarta in 2009 and 2007 and in Solo in Central Java in 2008.

As a result of these natural disasters, the Government has had to spend significant amounts on emergency aid and resettlement efforts. Most of these costs have been underwritten by foreign governments and international aid agencies. We cannot assure you that such aid will continue to be forthcoming, or that it will be delivered to recipients on a timely basis. If the Government is unable to timely deliver foreign aid to affected communities, political and social unrest could result. While the Government has implemented various measures to mitigate the losses caused by natural disasters, such as establishing a national board for disaster mitigation and installing tsunami early warning systems, recovery and relief efforts are likely to continue to impose a strain on the Government’s finances, and may affect its ability to meet its obligations on its sovereign debt. Any such failure on the part of the Government, or declaration by it of a moratorium on its sovereign debt, could trigger an event of default under numerous private-sector borrowings including those of our Company, thereby materially and adversely affecting our business.

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

During the last four years, large parts of Asia experienced unprecedented outbreaks of avian influenza. As of December 15, 2011, the World Health Organization (“WHO”) had confirmed a total of 336 fatalities in a total number of 573 cases reported to the WHO, which only reports laboratory confirmed cases of avian influenza. Of these, the Indonesian Ministry of Health reported to the WHO 152 fatalities in a total number of 184 cases of avian influenza in Indonesia. In addition, the WHO announced in June 2006 that human-to-human transmission of avian influenza had been confirmed in Sumatra, Indonesia. According to the United Nations Food and Agricultural Organization, avian influenza virus is entrenched in 31 of Indonesia’s 33 provinces and efforts to contain avian influenza are failing in Indonesia, increasing the possibility that the virus may mutate into a deadlier form. No fully effective avian influenza vaccines have been developed and an effective vaccine may not be discovered in time to protect against a potential avian influenza pandemic.

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

Labor activism and unrest may adversely affect our business

The liberalization of regulations permitting the formation of labor unions, combined with weak economic conditions, has resulted, and will likely continue to result, in labor unrest and activism in Indonesia. In 2000, the Government issued a labor regulation allowing employees to form unions without employer intervention. In March 2003, the Government enacted a manpower law, Law No. 13/2003 (the “Labor Law”), which, among other things, increased the amount of required severance, service and compensation payments to terminated employees, and required employers with 50 or more employees to establish bipartite forums with the participation of employers and employees. To negotiate a collective labor agreement with such a company, a labor union’s membership must consist of more than 50.0% of the company’s employees. In response to a challenge to its validity, the Indonesian Constitutional Court declared the Labor Law to be mostly valid, except for certain provisions relating to, among others, (i) the right of an employer to terminate its employee who committed a serious mistake; (ii) the imprisonment of, or imposition of a monetary penalty on, an employee who instigates or participates in an illegal labor strike or persuades other employees to participate in a labor strike; (iii) the requirement to allow outsourcing or subcontracting arrangements with a temporary employment contract that does not stipulate for the transfer of undertakings protection of employment provision; and (iv) the requirement that a labor union obtain the presentation of at least 50.0% of employees (for a company that has more than one labor union) to be eligible to conduct negotiations with an employer. The Government proposed to amend the Labor Law in a manner which, in the view of labor activists, would result in reduced pension benefits, the increased use of outsourced employees and prohibitions on unions to conduct strikes. The proposal has been suspended and the new Government regulation addressing lay-offs of workers has not yet become effective.

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

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998, it may experience volatility again in the future. During the period between January 1, 2009 through December 31, 2011, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,065 per U.S. dollar to a high of Rp8,460 per U.S. dollar. We cannot assure you that future depreciation or volatility of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur. To the extent the Indonesian rupiah depreciates further from the exchange rates at December 31, 2011, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Indonesian rupiah terms. Such depreciation of the Indonesia rupiah would result in additional losses on foreign exchange translation and significantly impact our other income and net income.

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

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s, Standard & Poor’s, and Fitch, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of April 23, 2012, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, upgraded from “Ba1” on January 18, 2012, “BB+” by Standard & Poor’s, upgraded from “BB” on April 8, 2011, and “BBB-” by Fitch, upgraded from “BB+” on December 14, 2011. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

Even though the recent trend in Indonesian sovereign ratings has been positive, we cannot assure you that Moody’s, Standard & Poor’s, Fitch or any other statistical rating organization will not downgrade the credit ratings of Indonesia or Indonesian companies, including us. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Indonesian rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations and prospects.

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

For example, since January 2007, the Government, through the Ministry of Communication and Information Technology (“MOCIT”), has been responsible for setting tariffs for interconnection services. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—We depend on interconnection agreements relating to the use of our competitors’ cellular and fixed-line telephone networks.” The MOCIT sets interconnection tariffs for dominant service providers on a “cost” basis, based on RIOs submitted by the dominant service providers. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the MOCIT regarding their tariffs and may implement such tariffs for its customers without MOCIT approval. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers. In addition, the tariffs in our RIOs have been decreasing in the past few years, and we expect this downward trend to continue. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic.

In addition, on December 12, 2011, the Government, through the Indonesian Telecommunication Regulatory Authority (“ITRA”) issued letter No.262/BRTI/XII/2011 under which SMS fees will change from a “sender-keeps all” scheme to a cost-based scheme, effective June 1, 2012. Under the cost-based scheme, we will record revenues from interconnection fees payable by other operators whenever one of our subscribers receives an SMS from a subscriber on another network. If one of our subscribers sends an SMS to a recipient on another network, we will record revenues for the SMS charge payable by our subscriber and will record expenses for interconnection charges payable to the operator of the other network. We cannot assure you that we will be able to fully recoup all interconnection charges we may be required to pay, and as a result, we could experience a decrease in our operating revenues from cellular services.

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

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2009, 2010 and 2011, our actual consolidated capital expenditures totaled Rp11,584.5 billion, Rp5,515.0 billion and Rp6,911.6 billion (US$762.2 million), respectively. During 2012, we intend to allocate Rp6,722.1 billion (US$741.3 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2012 for capital expenditure commitments in prior periods, will result in approximately Rp7,638.9 billion (US$842.4 million) total actual capital expenditures for 2012. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Breaches of network or information technology security could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our operations. Such failures or disruptions, even for a limited period of time, may result in significant expenses and/or loss of market share to other communications providers. In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber attack on us could include expenses associated with incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation.

Further, certain of our businesses, including infrastructure and cloud services to business customers, could be negatively affected if our ability to protect our own networks is called into question as a result of a cyber attack. In addition, if we are unable to provide adequate security to protect our valuable information such as financial data, sensitive information about the Company and intellectual property, or if we are unable to protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

The Government is the majority shareholder of our major competitors, Telkom and Telkomsel. The Government may give priority to Telkom’s or Telkomsel’s businesses over ours

As of December 31, 2011, the Government had a 14.29% equity stake in us, including the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to our Board of Directors and one Commissioner to our Board of Commissioners.

As of September 30, 2011, the Government also had a 52.85% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owns a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat us equally with Telkom and Telkomsel when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Telkom’s or Telkomsel’s business over ours, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Our controlling shareholders’ interests may differ from those of our other shareholders

As of December 31, 2011, Qatar Telecom (Qtel Asia) Pte. Ltd. (“Qtel Asia”), owned approximately 65.0% of our issued and outstanding share capital. Qtel Asia is currently wholly owned and controlled by Qtel, which is majority-owned by the State of Qatar and its affiliated entities. Qtel Asia and its controlling shareholder have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our other shareholders’ best interests, including matters relating to our management and policies. Although nominees of Qtel Asia hold positions on our Board of Commissioners and Board of Directors, we cannot assure you that our controlling shareholder will elect directors and commissioners or influence our business in a way that benefits our other shareholders.

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

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law (“Law No. 5 / 1999”). On June 18, 2008, the KPPU determined that PT Telekomunikasi Indonesia Tbk (“Telkom”), PT Telekomunikasi Selular (“Telkomsel”), PT XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk (“Mobile-8,” and subsequent to March 2011, “Smartfren”) and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of the Anti-monopoly Law. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, PT Hutchison

CP Telecommunication (“Hutchison”), Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Selular (“Natrindo”) were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. In 2011, the Supreme Court issued a ruling appointing the Central Jakarta District Court jurisdiction to examine the objections filed in the appeal of the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU. If the District Court issues a verdict against us, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

In addition, a series of class action lawsuits were filed against us and Telkomsel during 2007 and 2008, which alleged we engaged in price fixing violations. These lawsuits have all been either withdrawn by the plaintiffs or the relevant courts have ruled that such cases were unacceptable, meaning the courts, without ruling on the merits of the case, found that the plaintiffs did not have proper legal standing, there were formal defects in the lawsuit or the allegations were too vague. However, we cannot assure you that other subscribers will not file similar cases in the future, which may subject us to legal damages or other liabilities which could have an adverse effect on our business, reputation and profitability.

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

We currently hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating obligations, such as our U.S. dollar-denominated expenses and our U.S. dollar-denominated principal and interest payments. In 2005, in an effort to manage our foreign currency exposure and lower our overall funding costs, we entered into several foreign currency swap contracts with three separate international financial institutions. From 2006 to 2009, we also entered into several foreign currency swap contracts with six international financial institutions in an effort to reduce our foreign currency risk exposure. For these contracts, we pay either an upfront or fixed rate premium. In 2011, we entered into a number of foreign currency forward contracts with nine financial institutions to reduce our foreign currency exchange risk exposure. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk. See “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

Risks Relating to our Cellular Services Business

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business competes primarily against Telkomsel and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, PT Axis Telekom Indonesia and PT Smartfren Telecom Tbk. In addition to current cellular service providers, the MOCIT may license additional cellular service providers in the future, and such new entrants may compete with us.

We expect competition in the cellular services business to further intensify. New and existing cellular service providers may offer more attractive product and service packages or new technologies or the convergence of various telecommunication services, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base. In recent years, the continuing competition from industry incumbents and new market entrants in the cellular services market has led to aggressive pricing campaigns by cellular service providers. The decrease in prices for cellular usage also led to an increase in the number of subscribers and in network traffic, resulting in increased network congestion among operators, which has required us to incur additional capital expenditures to continue to expand our network.

The competitive landscape in the cellular services business may also be affected by industry consolidation. In March 2010, Smart Telecom and Mobile-8 announced that they entered into a strategic alliance, pursuant to which Mobile-8 (now, “Smartfren”) acquired a significant number of shares in Smart Telecom and both companies agreed to use the “Smartfren” logo and brand. Other cellular service providers may form strategic alliances or otherwise consolidate in the future.

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

Despite expending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

We have expended significant financial resources to develop and expand our cellular network and add to our cellular subscriber base. However, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. Moreover, a continued decline in effective tariffs for voice usage resulting from “free-talk” campaigns and recent tariff discount promotions, increasing SMS usage, the Government mandated deregistration of users from premium SMS services in 2011, and greater cellular penetration in the lower-income segment of the market has led to a decrease in ARPU in 2011. Our cellular subscribers (including wireless broadband subscribers) increased from approximately 33.0 million as of December 31, 2009 to approximately 44.3 million as of December 31, 2010, to approximately 51.7 million as of December 31, 2011. For the years ended December 31, 2009, 2010 and 2011, our ARPU was Rp37,664, Rp34,712 and Rp28,381, respectively. While we intend to continue to expend significant financial resources to expand our cellular subscriber base and expand our cellular network to support the requirements of such an expanded cellular subscriber base, we cannot assure you that such expenditures will be accompanied by a corresponding increase in our ARPU or operating revenues. Accordingly, our subscriber acquisition costs and the capital expenditures required to expand our network capacity could increase without a corresponding increase in our revenue or profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

The Government suspension of premium SMS services could adversely affect the revenues from our cellular services business and result in sanctions against us

We have derived significant revenue from premium SMS services in previous years. These services include the delivery of music and ringtones, smartphone wallpapers and other graphics, voting in contests and polls and content including horoscopes, Qur’an quotes and news alerts. In 2011, the ITRA asked telecommunications companies to deactivate premium SMS services and give users a notice of the deactivations with the option to resubscribe. These companies were also asked to cease promoting premium SMS services, provide summaries of premium SMS service charges for users, return amounts charged to user accounts for premium SMS services, and report weekly to ITRA regarding such actions. The ITRA based its action on complaints from consumers that they were charged for services for which they were not aware they had or inadvertently subscribed and from which they had substantial difficulty unsubscribing. Other consumers complained that charges were unclear and difficult to monitor, particularly consumers of prepaid services. The ITRA has clarified that it does not intend to prohibit premium SMS services but to effectively reset such services and give consumers the option to deregister from them. The MOCIT has expressed support for the ITRA’s action.

The disruption to our premium SMS services due to the ITRA’s action has resulted in a substantial reduction of our revenues from these services. Similar action by the ITRA or the MOCIT in the future may likewise reduce or restrict the growth of our revenues from these services or other related or new products. The ITRA or the MOCIT may also take more aggressive action that may lead to disruptions in the delivery of our products or fines or other administrative sanctions. Any of these factors may materially and adversely affect our results of operations and financial condition.

We experience a high churn rate

We experience a high churn rate, as is common for Indonesian telecommunication operators providing prepaid cellular services. We believe that our high churn rate is due to the fact that many of our prepaid subscribers own multiple SIM cards from various cellular providers, allowing them to choose the cheapest package available. Our high churn rates may result in loss of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects. At the end of the third quarter of 2010, we launched a retention and loyalty program called “Senyum Setia Indosat” which gives benefits to our customers who extend their subscription. We believe that this program contributed to the decrease of our churn rate to 13.3% in 2010, compared to 15.1% in 2009. In 2011, our churn rate increased to 14.3%, primarily due to competitive pressures, in particular, aggressive promotional programs launched by other operators in 2011.

We depend on the availability of telecommunications towers

We are highly dependent on our and others’ telecommunications tower infrastructure to provide GSM, fixed wireless access and 3G network and mobile cellular telecommunications services, as we typically install transmitter and transceiver antennas and other BTS supporting facilities on such towers. The availability and installation of such telecommunication towers require licenses from the relevant central and regional authorities. Recently, a number of regional authorities have implemented regulations which limit the number and location of telecommunication towers and established requirements for operators to share in the utilization of telecommunications towers. In addition, on March 17, 2008, the MOCIT issued a regulation on the sharing of telecommunications towers. See “Item 4: Information on the Company—Regulation of the Indonesian Telecommunications Industry—Tower Sharing Obligation.” Under the regulation, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and location at which telecommunications towers can be constructed. Moreover, a joint regulation promulgated on March 30, 2009 by the Minister of Home Affairs, the Minister of Public Works, the MOCIT and the Head of the Indonesia Investment Coordinating Board requires a tower construction permit for every tower built and used for telecommunications services, which would demonstrate compliance with certain technical specifications. If a tower owner fails to obtain such a permit, the appropriate regional authorities will be entitled to impose penalties on the tower owner. Moreover, a telecommunications provider which owns telecommunication towers or tower owner is obligated to allow other telecommunication operators to utilize its telecommunication towers (other than the towers used for its main network), without any discrimination.

Such regulatory requirements may require us to adjust our telecommunications tower construction and leasing plans, relocate our existing telecommunications towers, allow other operators access to our telecommunications towers and perform other measures which may result in the increase of telecommunications tower construction costs, delays in the construction process and potential service disruption for our subscribers. If we cannot fulfill the regulatory requirements for telecommunications towers or meet our own network capacity needs for telecommunications towers, we may face difficulties in developing and providing cellular GSM, fixed wireless access and 3G telecommunications services. Our dependency on our own or others’ telecommunications tower infrastructure, combined with the burden of sharing our telecommunications towers in certain instances, may also adversely affect our competitive advantage relative to other operators. Any of these events could result in a material adverse effect on our network capacity, the performance and quality of our networks and services, our reputation, business, results of operations and prospects.

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

A significant increase in frequency fees could adversely affect our business, financial condition and results of operations

Starting on December 15, 2010, the government changed the basis of computing frequency fees to a new formula based on the bandwidth of allocated spectrum occupied by operators. Previously, we were required to pay frequency fees for 800 MHz, 900 MHz and 1800 Mhz bands based on the number of radio stations. In 2011, 2010 and 2009, we paid frequency fees amounting to Rp1.8 trillion (US$202.8 million), Rp1.6 trillion and Rp1.3 trillion, respectively. As the largest holder of spectrum in Indonesia, we expect to continue to pay a large amount of frequency fees going forward. Future increases in frequency fees are expected to mainly be based on increases in the consumer price index and the population of Indonesia. As a result, changes in macroeconomic conditions in Indonesia could result in increases in frequency fees which, if significant, could adversely affect our business, financial condition and results of operations.

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

Risks Relating to Our Fixed Data (“MIDI”) Services Business

Our MIDI services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our MIDI services are facing increased competition from new and established operators, which may have wider customer bases and greater financial resources than us, such as Telkom, with its regional international reach and developed domestic infrastructure. In addition, operators such as XL, First Media, PT Indonesia Comnet Plus (“Icon+”) and PT NAP Info Lintas Nusa (“Matrix Cable System”), some of which have alliances with foreign telecommunications operators, compete with us in this business segment.

Our satellite business also faces increasing competition as new and more powerful satellites are launched by our competitors and as companies acquire exclusive licenses to provide broadcast services in Indonesia. Our

Palapa-C2 and Palapa-D satellite transponder capacity agreements generally involve terms of between one and five years, and we estimate the remaining useful life of such satellites to be approximately two and eight years, respectively. As additional satellites become operational and our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

Our satellites have limited operational life and may be damaged or destroyed during in-orbit operation. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Palapa-C2 and Palapa-D satellites have a limited operational life, currently estimated to end in March 2014 and April 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services. We note, that based on the factors identified above, our Palapa-C2 satellite could fail prior to 2014 and our Palapa-D satellite could fail prior to 2020, and in-orbit repairs would not be feasible with the exception of repairs that may be addressed through ground-based software or operational fixes. Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Palapa-D satellite experiences technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license and granting it to one of our competitors. We cannot assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

We maintain in-orbit insurance on our Palapa-C2 and Palapa-D satellites on terms and conditions consistent with industry practice. As of December 31, 2011, we had an insurance policy with a total coverage limit of US$132.8 million for total and partial loss of our Palapa-C2 and Palapa D satellites. If damage or failure renders our satellites unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could increase operating expenses associated with our provision of other telecommunications services and could adversely affect our business, financial condition and results of operations.

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

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. In 2005, the MOCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. In December 2007, the Government issued new regulations opening DLD access codes in the first city in Balikpapan in April 2008. Following the implementation, Balikpapan residents are able to choose from options “0”, “011” or “017” in connecting their long distance calls.

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

As of December 31, 2011, the Government owned 14.29% of our outstanding shares, including 1 Series A share, Qtel Asia owned approximately 65.00% of our outstanding Series B shares and SKAGEN AS owned approximately 5.62% of our outstanding Series B shares. Qtel Asia is owned by Qtel. The remaining 15.09% of our outstanding Series B shares was owned by public shareholders as of December 31, 2011. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

For a description of our principal capital expenditures since January 1, 2009 and principal capital expenditures currently in progress, including the amount invested and method of financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Our registered office is located at Indosat Building, Jalan Medan Merdeka Barat, No. 21, Jakarta 10110, Republic of Indonesia, and our telephone number is +62-21-30442615. Our corporate website may be accessed through the URL http://www.indosat.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our ADSs is Bank of New York Mellon, Depository Receipt Division, 101 Barclay Street, New York, New York 10286, U.S.A.

Business Overview

We are a fully integrated Indonesian telecommunications network and service provider and we offer a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator, as measured by number of cellular subscribers, and a leading provider of international long-distance services in Indonesia. We also provide MIDI services for domestic and regional corporate and wholesale customers as well as domestic retail customers. For the years ended December 31, 2009, 2010 and 2011, our operating revenues totaled Rp18,846.9 billion, Rp19,648.4 billion and Rp20,389.4 billion (US$2,248.5 million), respectively.

Our principal products and services include:

•

Cellular services. We provide GSM 900 and 1800 and 3G cellular services to approximately 51.7 million cellular subscribers (including wireless broadband subscribers) throughout Indonesia, as of December 31, 2011. We also commenced providing wireless broadband services using our 3G platform in 2006 and, as of December 31, 2011, had approximately 532.0 thousand subscribers.

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

•

Fixed telecommunications (voice) services. We are one of the leading providers of international long-distance services in Indonesia, as measured by aggregate incoming and outgoing call minutes for 2011. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we also provide fixed wireless access services using CDMA 2000 1x technology. We have also provided DLD services since 2003 and local fixed telephony services since 2002.

Our business does not experience significant seasonality.

Our principal shareholders are Qtel Asia, with an ownership interest of approximately 65.00% of our common stock, and the Government, through the Ministry of State-Owned Enterprises, with an ownership interest of 14.29% of our common stock, including the one Series A share and SKAGEN AS, with an ownership of interest of approximately 5.62% of our common stock, in each case as of December 31, 2011. Qtel Asia is wholly owned by Qtel.

As a fully integrated Indonesian telecommunications network and service provider, we offer our customers a full complement of national and international telecommunications services in Indonesia, including cellular services and international long-distance services. As of December 31, 2011, our postpaid cellular subscribers could roam internationally in 177 countries. In addition, for our international long-distance services, we maintain direct connections with 64 foreign telecommunications operators in 40 countries.

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

	As of and for the years ended December 31,
	2009	2010	2011
	(unaudited)
Operating Data:
Cellular:(1)
Number of cellular subscribers (excluding wireless broadband):
Prepaid (in millions)	31.2	43.2	50.5
Postpaid (Matrix) (in millions)	1.1	0.6	0.7
Total cellular subscribers (in millions)	32.3	43.8	51.2
Number of wireless broadband subscribers:(2)
Prepaid (in thousands)	610.5	448.1	466.7
Postpaid (in thousands)	110.7	88.6	65.4
Total wireless broadband subscribers (in thousands)	721.2	536.7	532.1
Total cellular subscribers (in millions):	33.0	44.3	51.7
ARPU (Rp)(3)	37,664	34,712	28,381
Minutes of Usage(4)	102	113	95
ARPM (Rp)(5)	220	163	157
Number of base transceiver stations(6)	16,353	18,108	19,253
Number of base station controllers(6)	315	330	353
Number of mobile switching centers(6)	95	87	75
MIDI:
International High Speed Leased Circuit (’000s)	80	218	366
Domestic High Speed Leased Circuit (’000s)	171	251	296
Fixed telecommunications:
Incoming traffic (in millions of minutes)	1,559	1,679	1,842
Outgoing traffic (in millions of minutes)	502	463	445
Incoming/outgoing call ratio	3.1	3.6	4.1

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

(6)

Prior to the first quarter of 2010, newly-built or newly-acquired base station sites, base station controllers or mobile switching centers which were not yet in operation were included in the number of base transceiver stations, base station controllers or mobile switching centers reported by the Company (the “Prior Computation”). Beginning in the first quarter of 2010, as disclosed herein, the Company included newly-built or newly-acquired base transceiver stations, base station controllers or mobile switching centers in its various reports only when such base transceiver stations, base station controllers or mobile switching centers were actually put in operation. Under the Prior Computation, the Company would have reported that it owned 16,804, 18,704 and 19,783 base transceiver stations, 315, 331 and 345 base station controllers and 96, 92 and 93 mobile switching centers for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the years ended December 31,
	2009		2010		2011
	Rp	%	Rp	%	Rp	%
	(Rp in billions, except percentages)
Cellular services	14,331.3	76.0	15,867.1	80.8	16,561.0	81.3
MIDI services	2,712.6	14.4	2,488.1	12.7	2,578.4	12.6
Fixed telecommunications	1,803.0	9.6	1,293.2	6.5	1,250.0	6.1

Total operating revenues	18,846.9	100.0	19,648.4	100.0	20,389.4	100.0

Cellular Services

Cellular services contributed revenues of Rp16,561.0 billion (US$1,826.4 million) for the year ended December 31, 2011, representing 81.3% of our total consolidated operating revenues in 2011. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 51.7 million subscribers (including wireless broadband subscribers) as of December 31, 2011. For 2011, we had an estimated subscriber market share of 25.2% of the total GSM market share held by the three major GSM operators, which figure is based on our estimates based on available market data. Our cellular network currently provides network coverage in all major cities and population centers across Indonesia. We provide our cellular services using GSM 900 and GSM 1800 technology and, for our 3G platform, IMT-2000 technology. We are also one of the leading providers of prepaid and postpaid wireless broadband services in Indonesia. As of December 31, 2011, we had approximately 532.0 thousand prepaid and postpaid wireless broadband subscribers.

Services

Our principal cellular services are the provision of voice and data services, which we sell through postpaid and prepaid plans. Our prepaid and postpaid subscribers are able to make and receive “on-net” voice calls to and from other Indosat subscribers (including our Matrix, Mentari, Indosat Mobile and IM3 subscribers) on our telecommunication network, as well as “off-net” voice calls to and from subscribers of other telecommunication operators on their fixed and cellular telecommunication networks.

We offer prepaid cellular service plans under the “IM3,” “Mentari,” and “Indosat Mobile” brand names. We have differentiated our three prepaid brands based on market segments. Such differentiation allows us to target the usage and spending patterns of different consumer segments through our promotional plans. Our IM3 brand is marketed toward the younger generation, with very attractive voice, SMS and data packages. Our Mentari brand is marketed towards a more mature market, with voice services being promoted at competitive prices. Our Indosat Mobile brand is marketed towards high-end professional and corporate users, offering integrated packages comprising voice, SMS and data services and providing subscribers with greater control in managing their mobile expenses. We continue to develop our IM3, Mentari and Indosat Mobile brands, offer promotions and engage in advertising tailored for those specific market segments. We offer postpaid plans, designed for high-end professional and corporate users, under “Matrix” and “Indosat Mobile Postpaid” brand names. Matrix is a basic service package with a postpaid payment plan that provides the ability to register with numerous other supplementary plans, value-added services and corporate-based services. We offer various Matrix packages with different features and benefits to suit the needs of our subscribers. Our Indosat Mobile Postpaid brand offers competitively priced integrated packages consisting of voice, SMS and data services.

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

We offer a VoIP Service, under the brand name “FlatCall 01016,” aimed at our most price-sensitive customers. This service is only available to our cellular, fixed wireless and fixed line subscribers. The “FlatCall 01016” service offers discounted tariff rates for certain top destination countries.

We provide our SMS service to prepaid and postpaid cellular subscribers. Usage levels have increased from an average of approximately 228.9 million text messages (excluding value-added service SMSs, such as SMSs related to promotions by content providers and advertisers) per day in 2009 to a daily average of approximately 703.6 million text messages (excluding value-added service SMSs) in 2011. In 2009, 2010 and 2011, SMS usage fees represented a substantial portion of our operating revenues from value-added cellular services and features. However, we have recently seen an increase in revenues from mobile data services. We expect SMS to continue to contribute a substantial portion of revenues from value-added cellular services and features, but anticipate a continuing increase in revenues from GPRS, BlackBerry™ and other mobile data services in the future.

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

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages and use data services (on GPRS or 3G) when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2011, our postpaid cellular subscribers could roam internationally on 451 networks, owned by 340 operators in 177 countries, and our prepaid cellular subscribers could roam internationally on 55 networks, owned by 55 operators in 39 countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS, which was formed to increase each member’s competitive value in providing international telecommunication services in its respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and wideband code division multiple access (“W-CDMA”), the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 320 million customers in ten countries, including Indonesia. Within the CONEXUS and DIGI (Malaysia) networks, our postpaid subscribers can enjoy a special flat data/internet/BlackBerry™ usage rate of Rp 25,000 per day of unlimited data usage.

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

We provide GPRS service with EDGE technology in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua. We were the first telecommunications provider to launch the BlackBerry™ service in Indonesia. In cooperation with Research-In-Motion (“RIM”), we introduced BlackBerry™ Enterprise Service to our Postpaid/Matrix corporate customers in December 2004 and BlackBerry™ services for personal Postpaid/Matrix users in March 2005. In June 2008, to differentiate ourselves from other BlackBerry™ service operators, we launched I-GPS and I-Stock applications which allow our BlackBerry™ customers to access a navigation system and real-time stock prices. In January 2009, we launched a BlackBerry™ service subscription via our prepaid brands, Mentari and IM3. In October 2011, we increased the link capacity to RIM to 2 x 3 GBPs, providing our BlackBerry™ subscribers with faster access. This increase means that we have the largest link capacity to RIM in Indonesia. We have approximately 1.4 million BlackBerry™ subscribers as of December 31, 2011. In November 2011 we launched BlackBerry App World Billing Carrier, the first Blackberry App World Billing Carrier in Asia. Indonesia is one of the largest growth markets in Southeast Asia for BlackBerry™ devices.

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

As part of our strategy of consolidating all of our consumer brands under the “Indosat” brand to improve brand communication to the market, we have re-branded our mobile broadband services. Starting in the second quarter of 2011, we began marketing our mobile broadband services, as well as our internet broadband service, under the “Indosat Internet” brand name as an additional feature offered to our cellular subscribers. Through our Indosat Internet brand we offer both prepaid and postpaid packages, with our prepaid packages available in daily, weekly and monthly unlimited data plans.

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

Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2009, we had 1.1 million postpaid (Matrix) and 31.2 million prepaid cellular subscribers. As of December 31, 2010, we had 0.6 million postpaid (Matrix) and 43.2 million prepaid cellular subscribers. As of December 31, 2011, we had 0.7 million postpaid (Matrix) and 50.6 million prepaid cellular subscribers. We conduct nationwide marketing and promotional activities in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. We believe Indonesian cellular subscribers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans. Accordingly, we have focused on this particular subscriber base in our marketing efforts.

The following table presents certain information regarding our cellular subscriber base, ARPU, Minutes of Usage and ARPM as of the dates indicated:

	As of or for the years ended December 31,
	2009(7)	2010	2011
Number of cellular subscribers (excluding wireless broadband)(1)(2) :
Prepaid (in millions)	31.2	43.2	50.5
Postpaid (Matrix) (in millions)	1.1	0.6	0.7
Total cellular subscribers (in millions)	32.3	43.8	51.2
Number of wireless broadband subscribers(3) :
Prepaid (in thousands)	610.5	448.1	466.7
Postpaid (in thousands)	110.7	88.6	65.4
Total wireless broadband subscribers (in thousands	721.2	536.7	532.1
Total cellular subscribers (in millions):	33.0	44.3	51.7
ARPU (Rp)(4)	37,664	34,712	28,381
Minutes of Usage(5)	102	113	95
ARPM (Rp)(6)	220	163	157

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

As of December 31, 2011, we had approximately 51.7 million subscribers, including approximately 532.0 thousand subscribers to our wireless broadband services.

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

To supplement our direct marketing channels, we maintain a network of approximately 54 independent dealers, to whom we offer various incentives for the promotion and sale of our services. These independent regional and multi-regional dealers have their own distribution networks throughout Indonesia and promote our cellular services, primarily to individuals. These dealers include major distributors of mobile handsets and typically have their own retail networks, direct sales forces and sub-dealers in Indonesia. These outlets serve as additional branch outlets for us and offer a broad range of services, including product and service information, customer service and bill payment processing. Existing and new cellular subscribers can activate and register and pay for all of our prepaid cellular services at these outlets. We continue to maintain our relationships with our dealers in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced dealer loyalty.

Tariff Structure and Pricing

The MOCIT establishes a tariff formula that determines the ceiling tariffs, or maximum amounts that operators may charge for prepaid and postpaid cellular services. Cellular service providers are permitted to offer promotional programs that offer lower prices than the ceiling tariffs. We currently price our prepaid cellular services under a variety of ongoing promotional programs to provide incentives to attract new subscribers, stimulate demand and improve our competitive position. We may charge different rates for prepaid and postpaid cellular services, depending on various factors that apply to a particular type of service. For instance, the billing expenses we incur to serve our postpaid subscribers are typically higher and accordingly, our rates for postpaid cellular services tend to be higher than those for prepaid cellular services.

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires the originators of telephone calls to pay for calls. If one of our subscribers makes a call to another network, we incur interconnection charges. Currently, the tariff for SMS including SMS and value-added SMS) is based on a “sender-keeps-all” scheme, under which we earn revenues whenever one of our cellular subscribers sends an SMS, but not when a customer of another telecommunications operator sends an SMS to one of our cellular subscribers. On December 12, 2011, the Government, through the ITRA, issued letter No.262/BRTI/XII/2011, under which tariffs for SMS will change from a “sender-keeps all” scheme to a cost-based scheme, effective June 1, 2012. Under the cost-based scheme, we will record revenues from interconnection fees payable by other operators whenever one of our cellular subscribers receives an SMS from a subscriber on another network. If one of our subscribers sends an SMS to a recipient on another network (an “off-network SMS”), we will record revenues for the SMS charge payable by our subscriber and we will record expenses from interconnection charges payable to the operator of the other network. For our GPRS service, we charge cellular subscribers Rp1 per kilobyte of data downloaded for the first 300k and Rp0.5/kB up to Rp2/kB (excluding tax) thereafter, depending on the time of download (i.e. off peak versus peak times). We receive roaming settlements from foreign telecommunications operators when their cellular subscribers roam on our network. For our wireless broadband services, we offer various pricing packages depending on the payment method (i.e. prepaid or postpaid), transmission speed and monthly quotas.

Activation Fees and Monthly Charges. Activation fees represent the initial connection fees charged to new prepaid subscribers when subscribing to a cellular network. Monthly charges are fixed amounts charged to postpaid subscribers, particularly Corporate BlackBerry™ Enterprise Service users that require new BlackBerry™ software. Since 1998, we have not charged our postpaid subscribers an activation fee. In 2011, we offered several programs for postpaid subscribers, including the “Indosat Mobile” package plan which gives subscribers the choice of daily, weekly or monthly usage plans of Rp2,000, Rp12,000 and Rp50,000, respectively, under which the subscriber pays for all calls and data usage at applicable rates, the “IM3 Nonstop” package offers free SMS, voice and data after certain usage levels are met and full track music download through Indosat backstage.

Usage charges. There are three types of calls: local, domestic long distance, and international calls. Calls are charged on different charging blocks, from per second up to per minute blocks, depending on the package plan chosen by the subscriber. Calls may terminate on any of the cellular, fixed or satellite networks. For on-net calls, our subscribers are charged favorable rates because of our ability to offer bundled products, such as cellular and international long-distance services. For off-net calls, the usage charges of subscribers are greater because of interconnection, domestic long-distance, and international long-distance charges.

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

Since January 2007, the MOCIT has set a tariff formula for interconnection services. The MOCIT sets this tariff formula on a “cost” basis, based on RIOs submitted by dominant service providers in Indonesia. The MOCIT approved the RIOs we submitted in 2007 and 2008, which have not been adjusted for 2009 and 2010. In 2011, we were not considered a dominant service provider in 2011 and as such our RIOs were not subject to approval from the ITRA.

On December 31, 2010, ITRA issued letter No. 227/BRTI/XII/2010 which set a new set of interconnection tariffs. The new interconnection tariffs took effect on January 1, 2011 and have been reflected by an adjustment to our RIOs for 2011. We will apply the charges in our RIOs to the interconnection agreements we have with other operators. The charges under our RIOs have been decreasing in the past few years, and we expect the downward trend to continue.

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

Competition

The cellular services business in Indonesia has become increasingly competitive during recent years. Competition in the cellular communications industry is based principally on network coverage, technical quality, price, the availability of data services and special features, and quality and responsiveness of customer service. Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), us and XL (which is indirectly majority-owned by Axiata Group Bhd. of Malaysia), accounted for almost 75% of the 2011 wireless subscriber base in Indonesia.

We also compete with other fixed wireless access service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000-1X service in the Jakarta area. Currently, Telkom offers this service nationwide. Telkom offers this service as a fixed wireless access service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the MOCIT issued a decree stating that the service area of the fixed wireless access networks must be limited to an area equal to one area code of the local fixed network service. Fixed wireless access service operators are therefore prohibited from extending their roaming services to other area codes, but CDMA operators still have the ability to achieve similar results by giving subscribers a new number when they move to other cities. In addition to Telkom, Bakrie Telecom and Smartfren have each been granted nationwide fixed wireless access service licenses, allowing them to offer their services nationwide, further intensifying competition.

From time to time, Indonesian telecommunications operators conduct aggressive subscriber acquisition programs with the goal of increasing individual market share. By offering discounts, bonuses and special rates, operators attempt to differentiate their services from those of other operators, primarily based on price. This competition has caused tariffs to decline and, as a result, we believe cellular subscriber ARPU has continued to decline for most Indonesian telecommunications operators.

We believe competition for 3G services will be intense as telecommunications operators continue to deploy their networks in major population centers. Currently, there are five telecommunications operators holding 3G licenses: Telkomsel, Hutchison, Natrindo, XL and us. We commenced providing wireless broadband services using our 3.SG platform in 2009 and, as of December 31, 2011, we offered 3.SG services in 152 cities nationwide.

Our main competitors for wireless broadband services are Telkomsel, with its “Flash” service, and XL with its “XL Unlimited”, both of which use 3.5G W-CDMA technology. Other operators, such as Smartfren also provide wireless broadband service using EVDO-CDMA technology.

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

MIDI Services

The products and services that we offer in this business segment include high-speed point-to-point international and domestic leased line with broadband and narrowband capacity, a high-performance packet-switching service, MPLS-based services, satellite transponder leasing, Internet services and value added services such as disaster recovery and data center services. Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The growing emphasis on reliable data transmission and interconnectivity by our corporate customers, especially those with multiple branches or locations, presents an excellent opportunity for us. MIDI services represented Rp2,578.4 billion (US$284.3 million), or 12.6% of our total consolidated operating revenues for the year ended December 31, 2011.

	For the years ended December 31,
	2009	2010	2011
MIDI:
International High Speed Leased Circuit (’000s)	80	218	366
Domestic High Speed Leased Circuit (’000s)	171	251	296

Services

World Link, Direct Link and Domestic Link. World Link is an IPLC that provides international connection of high-speed digital data circuits on a point-to-point basis via submarine and terrestrial cables and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Direct Link is a leased line service through satellite / VSAT connections which provides high-speed digital data circuits on point-to-multipoint basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband. Domestic Link is a domestic private leased circuits service that provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. Direct Link is used for international connections and other leased line users located in areas that are not covered by terrestrial domestic networks. Our broadband Domestic Link customers in the domestic market include telecommunications providers that need dedicated domestic broadband data links, and our narrowband Domestic Link customers mostly are corporate users who use the service for their own internal use. We recorded operating revenues of Rp294.9 billion (US$32.5 million), from World Link, Direct Link and Domestic Link operations, representing 11.4% of our consolidated MIDI services operating revenues for the year ended December 31, 2011.

IP VPN. We provide both international and domestic IP VPN services through Indosat, Lintasarta, and IM2, which provide customers with multi-point connectivity for data communication through our robust IP network cloud. These services support flexibility, scalability, and accommodate complex distributed computing applications, while maintaining the quality of service, security, and reliability close to that of private leased circuit. As of December 31, 2011, Indosat’s, Lintasarta’s, and IM2 domestic IP VPN services were available in approximately 100 cities in Indonesia, and Indosat’s international IP VPN services have a strong presence in South East Asia, with coverage extensions to North Asia, Europe, Japan, and the United States, in cooperation with several global service providers such as AT&T, C&W, BT, and NTT. We recorded operating revenue of Rp695.9 billion (US$76.7 million) from IP VPN operations, representing 27.0% of our consolidated MIDI services operating revenues for the year ended December 31, 2011.

MPLS and Metro Ethernet. MPLS and Metro Ethernet are domestic and international leased line services provided through our robust Internet Protocol network cloud. MPLS is a technology platform that has an ability to provide various classes of services on an Internet Protocol network, resulting in a flexible, scalable, reliable and secure data communication link, both for point-to-point or multipoint domestic inter-city and international connections. Our MPLS-based services consist of Premium Ethernet Point to Point, Premium Ethernet Multi Point, and IP VPN, and offer line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Metro Ethernet provides high-speed domestic inner-city bandwidth connections with line port speeds of 10 Mbps, 100 Mbps and 1 Gbps and an Ethernet base with an incremental guaranteed bandwidth of 1 Mbps. We recorded operating revenue of Rp89.9 billion (US$9.9 million) from MPLS and Metro Ethernet services, representing 3.5% of our consolidated MIDI services operating revenue for the year ended December 31, 2011.

Frame Relay and ATM. We provide both international and domestic Frame Relay and ATM services, a high-speed leased packet switch technology, primarily through Indosat and Lintasarta, supplying customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. We recorded operating revenue of Rp123.2 billion (US$13.6 million) from Frame Relay and ATM services, representing 4.8% of our consolidated MIDI services operating revenue fro the year ended December 31, 2011.

We offer our various data connectivity services—World Link, Direct Link, Domestic Link, IP VPN, MPLS and Metro Ethernet, Frame Relay and ATM—to our various corporate customers, including multinational corporations, that are tailored to fit their specific information and telecommunications requirements, pricing parameters, speed requirements and security concerns.

Satellite Services. We lease transponder capacity on our Palapa-D satellite, which is positioned in an orbital slot located over the Asia-Pacific region, to broadcasters and telecommunications operators. Indonesia has a large television market in which a number of privately-owned domestic broadcasters and international programmers compete with the state-owned broadcaster and many of these domestic and international broadcasters lease capacity on our satellite. We have entered into lease arrangements governing transponders on our Palapa-D satellite that vary in duration but generally terminate within two to five years of the effective date of the lease. Transponder leases may be terminated for breach of the lease agreement and most of the leases provide that the lessee may terminate the lease with notice (generally six to 12 months) subject to the payment by the lessee of a termination fee equal to a percentage of the lease payments that would have been due had the lease not been terminated. Apart from our own use, we also lease transponder capacity on our Palapa-C2 satellite, with a maximum lease term of one year, to other telecommunications operators.

We also provide a variety of other satellite derivative services, including occasional use for TV services (including Indosat TV link, “Satellite News Gathering” and transportable uplink station services), private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services. Pressure on pricing is expected to ease as a consequence of improved demand. Satellite services represented Rp150.9 billion (US$16.6 million) or 5.9% of our MIDI services operating revenues for the year ended December 31, 2011.

Internet Services. We provide international IP transit services for ISPs via Jakabare and SMW3 cable systems and domestic IP transit via our MPLS backbone. Dedicated internet access services for end users and corporate customers are delivered by Indosat, IM2 and Lintasarta. As part of our strategy to expand our Internet business, we leverage our infrastructure assets through connections to Tier-1 upstream providers, such as AT&T, PCCW Global, STIX and Tata and establishing bilateral peering with major service providers in the region and dominant content providers, such as Google and Microsoft. The total capacity of our international backbone is 160 Gbps, part of which is allocated to support our Internet services, and it is upgradable to up to 640 Gbps. In anticipation of increased competition in the Internet business, we have formulated a strategy to expand our business by developing Internet protocol backbone processes in potential growth areas, deploying public hotspot services and improving our business processes. In addition, in December 2011 Indosat launched its cloud computing business pursuant to a joint venture with PT Dimension Data Indonesia.

Lintasarta offers its Internet subscribers “IdOLA” and “LintasartaNet” service for corporate subscribers. With IdOLA and LintasartaNet, subscribers can access information from many content providers in Indonesia and worldwide. Corporations may use LintasartaNet for Internet promotions, software and computer allocations, co-operative ventures or domestic and international trade transactions. We derived Rp165.0 billion (US$18.2 million) or 6.4% of our consolidated MIDI services operating revenues from Internet services for the year ended December 31, 2011. In 2011, Lintasarta launched “Lintasarta Cloud” services, a cloud computing service designed to accommodate customers’ IT outsourcing needs.

Internet services represented Rp375.7 billion (US$41.4 million) or 14.6% of our MIDI services operating revenues for the year ended December 31, 2011.

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

Disaster Recovery Center (DRC) and Data Center. We provide DRC and Data Center services through Indosat and Lintasarta. We offer co-location, rack, cage, power, and other supporting facilities as value added services to corporate customers. We also provide backbone or domestic leased line services from our DRC or Data Center locations to customer headquarters, as part of our total telecommunications solutions.

Customers and Marketing

Our customers for MIDI services are primarily corporate clients and small-to medium-size enterprises (“SME”), although we also have wholesale and retail customers for certain services, such as our Internet services. Our marketing activities for MIDI services include exhibitions, participation in events, group presentations, seminars, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. Also, though our Indosat Corporate Solutions Micro site, we provide corporate customers with convenient access to information about Indosat Corporate Solutions products and services and increase brand awareness of these services. Each business unit seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings. In addition, during 2011, Indosat acted as the official telecommunications provider for a number of national and international events held in Indonesia, including the Southeast Asian Games XXVI, held in Jakarta and Palembang, the 19th ASEAN Summit, held in Bali, and United States President Barack Obama’s 2011 visit to Indonesia.

Lintasarta is focused on expanding its market share in segments outside of its core competencies of banking and finance, in light of the anticipated consolidation and restructuring of those industries in Indonesia. Lintasarta is expanding the existing geographic coverage of its products and services to address the increasing demand for telecommunications infrastructure in outlying regions as a result of Indonesian political developments, including increased regional autonomy.

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

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand for services in the areas covered by our Palapa-C2 and Palapa-D satellites. Our offshore leases average US$0.92 million per annum for a full transponder. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies.

Competition

Data communications service providers in Indonesia compete principally on the basis of price, range of services provided and customer service quality. During the last few years, competition among data communications service providers has intensified principally due to the issuance of new licenses resulting from the deregulation of the Indonesian telecommunications industry. We expect competition to continue to intensify. We believe that our major competitors are Citra Sari Makmur, Tangara Mitracom, Satkomindo and Primacom with respect to our VSAT services, Telkom, XL, Icon+, and Citra Sari Makmur, with respect to our domestic leased line services, and Telkom, XL, and to a lesser extent, Matrix Cable System, PT Mora Telematika Indonesia (“Moratel”) and Icon+, with respect to our international leased line services. Telkom enjoys dominance in the MIDI business sector, we believe due in part to its extensive last mile coverage, whereas we are particularly strong in serving the financial, oil and gas, and mining industry segments.

ISPs in Indonesia compete on the basis of network quality, price and network coverage. With respect to Internet-related value-added services, we compete against Telkom and other existing ISPs, such as First Media, Biznet, CBN, Berca and Indonet. We also face significant competition from any new ISPs whose licenses are approved by the MOCIT.

As corporate markets demand greater speed at affordable prices, many bandwidth suppliers have begun making significant investments toward building superior infrastructure using new technology, such as “Dense Wavelength Division Multiplexing,” or DWDM technology. DWDM technology offers more bandwidth capacity and better quality of service with better cost efficiency. This market demand is also leading to the expansion of Ethernet-based services, which offer simplicity of service, affordable prices and wide bandwidth.

The bandwidth industry has been facing recent challenges from the emergence of new operators and the expansion of existing operators, such as Moratel and Matrix Cable System, which set up international cables linking Indonesia and Singapore in 2008. In December 2011, XL and Moratel completed deploying their Batam-Dumai-Malaka Cable System.

Companies in the satellite business compete principally on the basis of coverage, transponder power, product offerings and cost. Generally, the cost of service depends upon the combination of power and coverage. In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Our satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. We face competition from foreign and domestic service providers in each of these areas. In leasing our transponders on the Palapa-D satellite, we compete most closely in Indonesia with Telkom and PT Pasifik Satelit Nusantara (“Pasifik Satelit Nusantara”). Pasifik Satelit Nusantara also owns transponders on the Mabuhay Philippines Satellite. Telkom currently operates its own satellites (Telkom-1 and Telkom-2) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite uplinking and downlinking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, Chinasat 10/Sinosat 5, Chinasat 6B, ThaiCom4, ThaiCom5, Measat-3, Measat-3a, Intelsat 7, Intelsat 8, Intelsat 10 and Intelsat 12.. APT Satellite, which operates the Apstar satellites, China Satellite Communication Co. Ltd which operates Chinasat satellites, ThaiCom Public Company Ltd, which operates the ThaiCom satellites, Measat Sdn. Bhd, which operates the Measat satellites and Intelsat S.A., which operates the Intelsat Satellites, also compete directly with us in the Asian regional market. Moreover, with the increasing popularity of Direct-To-Home television (“DTH”), our satellite business will face increasing competition as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia. DTH television will enable broadcasters to distribute their program content without utilizing our telecommunication network support. In addition, because of the growing popularity of DTH, we face the possible loss of customers because DTH uses a satellite platform that we do not provide.

Fixed Telecommunications Services

Our fixed telecommunication services include international and domestic long distance as well as fixed wireless access services. For the year ended December 31, 2011, we recorded operating revenues of Rp1,250.0 billion (US$137.8 million) from our fixed telecommunications services, representing 6.1% of our total consolidated operating revenues. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services. For the year ended December 31, 2011, 10.3% of our fixed telecommunications services operating revenues were derived from amounts received or receivable from Telkom and other domestic operators in respect of outgoing calls, 64.4% was derived from net settlements with foreign telecommunications operators in respect of incoming calls and the remaining 25.3% was derived from fixed wireless access services, direct billing for specific services, such as from calling card and fixed-line subscribers for the same period.

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

Within our international long-distance services, we offer a premium IDD service through our “001” and “008 access code. Our premium IDD service can be accessed by any operator in Indonesia. We also offer a discount VoIP service under the brand name “FlatCall 01016,” which offers discounted tariff rates for certain top destination countries, and is only available to our subscribers. In 2011, approximately 22% of our outgoing international long-distance call minutes (including calls placed through “Flatcall 01016”) originated from the Eastern Java area, followed by 18% originating from Western Java, and 14% originating from the greater Jakarta area. Our outgoing international long-distance calls are routed through three of our six international gateways. From these gateways, international long-distance services are transferred via submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications operators. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international long-distance calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular network, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements. In 2010, we began offering international interconnection services to foreign operators whereby we route call traffic that both originates and terminates overseas through our international gateways. This traffic accounted for 2.6% and 7.5% of our incoming paid minutes for 2010 and 2011, respectively. For the year ended December 31, 2011, our revenues from international long-distance services amounted to Rp934.0 billion (US$103.0 million).

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the years ended December 31,
	2009		2010		2011
	minutes	% change	minutes	% change	minutes	% change
	(in millions, except percentages)
Incoming paid minutes(1)	1,558.5	-1.5	1,678.7	10.6	1,841.7	9.7
Outgoing paid minutes	502.0	5.9	463.0	-7.8	445.3	-3.8
Incoming and outgoing paid minutes(1)	2,060.5	0.2	2,141.7	3.9	2,287.0	6.8
Ratio of incoming to outgoing traffic	3.1	—	3.6	—	4.1	—

(1)

For 2010 and 2011, we have included traffic that we provide international interconnection services for as incoming international traffic; prior to 2010, we excluded this traffic from the calculation of incoming international traffic. This traffic accounted for 45.2 and 149.3 incoming paid minutes in 2010 and 2011, respectively.

During 2009, 2010 and 2011, our international outgoing calls measured by paid minutes increased by 5.9%, decreased by 7.8% and decreased by 3.8%, respectively, while our international incoming calls measured by paid minutes decreased by 1.5% in 2009, increased by 10.6% in 2010 and increased by 9.7% in 2011. Combined outgoing and incoming calls, also measured by paid minutes, increased by 0.2%, 3.9% and 6.8% during 2009, 2010 and 2011, respectively. We believe our growth in 2011 relative to prior years was primarily due to our aggressive business strategy of emphasizing volume-based sales. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, will continue to affect our business in the future.

Fixed Wireless Access Services. We launched our fixed wireless access services in 2004 to expand our fixed telecommunications business segment and to complement our cellular services. Using CDMA 2000 1x technology, our fixed wireless access services offer a cost-effective alternative to our cellular services to subscribers who have limited mobility requirements. As of December 31, 2011, our fixed wireless access service, “StarOne,” had a total subscriber base of 228,884 subscribers with 53,105 postpaid subscribers and 175,779 prepaid subscribers. For the year ended December 31, 2011, revenues from fixed wireless access services totaled Rp192.8 billion (US$21.3 million). On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless access in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless access license and by the end of 2007, we migrated our CDMA frequency from 1900 MHz to the new 800 MHz frequency in the greater Jakarta area. Our Store One services were available in 82 cities as of December 31, 2011.

Local and Domestic Long Distance Services. We launched local and domestic long distance service from Indosat access points such as “StarOne” and “INDOSAT phone” in October 2005. We currently have local and domestic long-distance coverage of 152 major cities in Indonesia.

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

We have undertaken a variety of marketing initiatives to improve our services to fixed telecommunications customers. Our marketing strategy focuses on expanding our market share while retaining our customers through bundling initiatives; and establishing volume commitments for incoming traffic from foreign telecommunications operators. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We also maintain regional sales offices in eight locations throughout Indonesia.

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

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. We typically apply a market termination rate-based pricing system, pursuant to which we agree on asymmetric rates for incoming and outgoing calls. We maintain direct connections with 56 foreign telecommunications operators in 30 countries. Our agreements with these carriers set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad. The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the rates negotiated with each foreign telecommunications operator, we make payments to carriers for outgoing traffic billed in Indonesia, and we receive payments from such carriers for inbound traffic billed outside of Indonesia. Settlements among carriers are normally made quarterly on a net-based method. Our largest correspondent carriers are those located in Malaysia, Singapore, Taiwan, the Middle East and Hong Kong.

VoIP service providers may determine their own collection charges, and each service provider must negotiate with the applicable network provider for interconnection charges. We have entered into an agreement for Telkom to be our network provider for VoIP interconnection.

Interconnection with Domestic Networks. Although we provide international gateways for outgoing calls from and incoming calls to Indonesia, all international long-distance services, except for international transit services, must terminate on one of the domestic fixed or cellular networks. The MOCIT sets interconnection tariffs for international long-distance services which traverse the domestic fixed-line and fixed wireless access networks. We have separate interconnection agreements, which reflect these tariffs, with those operators that interconnect directly with our international gateways.

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

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. The MOCIT has granted operational licenses to provide IDD services to Telkom, which includes the right to use the IDD access code “007” to enter the international long-distance market, and Bakrie Telecom. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. In addition, Telkom no longer operates a monopoly for DLD services. The traditional IDD market has become even more competitive with the increased usage of VoIP technology. Our VoIP business has increased significantly from 442.4 million minutes, 411.7 million minutes and 396.1 million minutes in 2009, 2010 and 2011, respectively.

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

We also compete with other fixed wireless access service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000-1X service in the Jakarta area. Currently, Telkom offers this service nationwide. Telkom offers this service as a fixed wireless access service, but the service has expanded mobility and value-added features similar to cellular services. After receiving requests from industry associations, the MOCIT issued a decree stating that the service area of the fixed wireless access networks must be limited to an area equal to one area code of the local fixed network service. Fixed wireless access service operators are therefore prohibited from extending their roaming services to other area codes, but CDMA operators still have the ability to achieve similar results by giving subscribers a new number when they move to other cities. Telkom, Bakrie Telecom and Smartfren have each been granted nationwide fixed wireless access services licenses, allowing them to offer their services nationwide, further intensifying competition.

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

Our cellular network currently operates using 10 MHz x 2 uplink and downlink of radio frequency bandwidth in the GSM 900 spectrum, 20 MHz x 2 uplink and downlink of frequency bandwidth in the DCS 1800 spectrum and 10 MHz x 2 uplink and downlink in the IMT-2000 spectrum. The following table sets forth selected information regarding the composition of our cellular network as of the dates indicated:

	As of December 31,
	2009	2010	2011
Base transceiver stations	14,385	15,216	15,816
Node B Stations (3G BTS)	1,968	2,892	3,437
Total BTS (including 2G and 3G)	16,353	18,108	19,253
Base station controllers	315	330	302
Mobile switching centers	95	87	75
Radio network controllers	20	34	51
Media gateways	73	79	79

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

On February 7, 2012, we signed transaction documents with PT Tower Bersama Infrastructure Tbk. (“TBIG”) and its subsidiary PT Solusi Menara Indonesia (together, “Tower Bersama”) for the sale and leaseback of 2,500 towers, approximately 25% of our existing tower assets, for a total potential consideration of US$519.0 million, comprising upfront consideration of US$406.0 million worth of cash and newly issued TBIG shares and a maximum potential deferred payment of US$113.0 million (the “Tower Sale Transaction”).

Under the terms of the Tower Sale Transaction, we will lease the towers sold for a minimum period of 10 years at fixed rates that are in line with current market rates. By transferring ownership of the towers, we believe we will enjoy significant ongoing maintenance capital expenditure and operational expenditure savings. In addition, we have concluded preferential terms with Tower Bersama in line with its anchor tenant position that imply meaningful additional value to us in the form of realized savings over the term of the lease. Cash proceeds from the transaction will be applied towards repayment of outstanding debt, on-going capital investment and general corporate purposes. Completion of the Tower Sale Transaction is subject to various approvals including those of certain of our bondholders and lenders and Tower Bersama’s shareholders.

The Tower Sale Transaction forms part of our strategy to monetize or increase productivity of non-core assets and we are continuing to consider various options in connection with the operation, ownership and use of our other tower assets to optimize the value of such assets.

Fixed Telecommunications Network

We have built a fixed telecommunications network consisting of six international gateways served by satellite circuits, submarine cables and microwave transmission. By the end of 2010, we offered fixed wireless access services across 82 cities in Indonesia.

International Gateways. For our international long-distance business, we operate through six gateways, four gateways in Jakarta, and two gateways in Surabaya, which provide all of the connections for our services to our international long-distance network. The gateway-switching equipment was purchased from Lucent Technologies, Inc. (which has since merged with Alcatel) and Siemens.

As of December 31, 2011, we had available international bandwidth capacity of 2,500 Mbps for voice and 22,400 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80.0% of capacity to allow for increased usage during peak hours.

Each international gateway is linked to the other international gateways, which permits multiple routing options for each call and provides the system with backup capability in case of equipment failure or overcrowding at any gateway. We have placed interconnection equipment at the facilities of Telkom and certain other cellular operators to connect our international long-distance network to the domestic telecommunications network.

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

Submarine Cables. We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage and allocated capacity of our cable network as of December 31, 2011:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN-2	China, Japan, Malaysia, Philippines, Singapore, Hong Kong South Korea and Taiwan	310.00

SEA-ME-WE 3	Australia, Austria, Belgium, Brunei, Canada, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, Oman, Pakistan, Portugal, Saudi Arabia, Qatar, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Thailand, Turkey, United Arab Emirates, United States and United Kingdom	107,673.60

China-US	China, Taiwan, South Korea and United States	1.414.00

Asia America Gateway	Singapore, Malaysia, Thailand, Vietnam, Brunei, Hong Kong, the Philippines, and United States	2,790.00

Jakabare	Java—Singapore	80,000.00

Jakabare	Java—Kalimantan	80,000.00

Jakabare	Kalimantan—Batam	80,000.00

Jakabare	Batam—Singapore	80,000.00

Jakasusi	Java—Kalimantan	80,000.00

Jakasusi	Kalimantan—Sulawesi	40,000.00

Jasutra	Java, Sumatera	120,000.00

Jakarta—Surabaya	Java	50,000.00

Total		722,187.60

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

Other Communication Facilities

Our Palapa-C2 and Palapa-D satellite communication systems and fiber optic links to major commercial centers as well as remote areas of Indonesia are used in the provision of our MIDI services and for cellular backhaul.

Satellite Communication System. Communications satellites are of varying use, depending on features such as their footprint, or coverage areas, transponder power (typically stated in dBW), and transponder bandwidth. Transponder bandwidth, expressed in terms of megahertz, varies between C-band and Ku-band transponders. C-band is used worldwide as a standard for satellite communications to transmit signals with minimum atmospheric interference. They can provide very broad coverage over most of the Asian continent, making them very popular for applications such as television broadcasting and VSAT applications. Ku-band transponders operate at a frequency of approximately 11-14 gigahertz. While Ku-band frequencies are more prone to moisture and rain attenuation than C-band frequencies, they are more suitable for IP VSAT applications involving very small antenna applications. Ku-band is generally used for the same purposes as C-band, as well as for satellite news-gathering (truck-mounted antennas) and some VSAT applications. Ku-band is especially prevalent in areas with dense ground-based microwave systems. To compensate for loss of signal strength caused by moisture and rain attenuation, Ku-band transponders are generally of higher-power than C-band transponders and their footprints are smaller.

On August 31, 2009, we launched a new satellite, Palapa-D, to replace Palapa-C2 at orbital slot 113E, which significantly increased our transponder capacity and provided wider satellite coverage. The increased transponder capacity our Palapa-D satellite provided allowed us to meet both our own satellite transponder requirements as well as those of customers who lease transponder capacity from us. As of December 31, 2011, approximately 73.6% of Palapa-D’s standard C-band transponder capacity, 41.2% of its Ext. C transponder capacity and 85.6% of its Ku-Band transponder capacity were being leased to third parties. As of December 31, 2011, we were using 9.1% of Palapa-D’s Standard C-Band transponder and 54.5% of Palapa-D’s Extended C-Band capacity to meet our own bandwidth requirements and the remaining 17.3% Standard C-Band transponder capacity, 4.3% Extended C-Band capacity and 14.4% Ku-Band transponder capacity was available for lease.

After a successful traffic transfer from Palapa-C2 to Palapa-D in early November 2009, Palapa-C2 moved to the orbital slot at 150.5E.L. and will operate in inclined orbit carrying our cellular backhaul until approximately March 2014 . As of December 31, 2011, we were using 57.85% of our Palapa-C2 Standard C-Band transponder capacity to meet our own bandwidth requirements, we were leasing 12.5% of our capacity to third parties and the remaining 29.7% or our capacity was available for lease.

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

Fiber Optic and Microwave Terrestrial Links. Our optical fiber backbone based on DWDM technology connects all provincial cities in Sumatera, Java, Kalimantan, and part of Sulawesi. The optical fiber backbone conveys cellular traffic within and between the cities at 40-60 gigabits per second and facilitates our progressive growth of Internet broadband through 3.5 HSDPA and fixed broadband wireless access. Due to capacity and technology considerations, the existing microwave terrestrial system has been shifted to cover remote spur route areas. As of December 31, 2011, we had fiber optic and microwave terrestrial links to most major cities in Sumatra, Java, Kalimantan and Sulawesi. These links are primarily used to deliver Internet and other MIDI services to our corporate customers.

In December 2010, we entered into a purchase order with Alcatel Lucent Submarine Networks to upgrade the capacity of existing JAKASUSI submarine cable system, which required us to spend approximately US$ 2.6 million in capital expenditure. The upgraded system increased inter-island capacity from/to Banyu Urip—Katesung (120 Gbps) and Takesung—Aeng Batu Batu (90 Gbps). The upgraded system was ready for service in July 2011.

In December 2010, we entered into a purchase order with IFactor Sdn Bhd, Malaysia to construct the JAVALI submarine cable system, a new submarine cable system which links Java (East Java) island and Bali island and provide high capacity bandwidth, and which involved a total project cost of US$10.8 million. The JAVALI submarine cable system is wholly-owned by us and is designed with 24 optical fiber cores (unrepeated system). The system is initially equipped with 50 gigabits per second capacity with its ultimate capacity at 160 gigabits per second capacity per fiber pairs. The construction of this new cable system was completed in December 2011.

IP/MPLS Backbone and Metro Ethernet Network. As of December 31, 2011, we had completed our Metro Ethernet Network deployment project in more than 520 points of presence in Indonesia with fiber optic connectivity. Through this network, we provide virtual leased lines offering point-to-point Ethernet access, virtual private LAN service offering multipoint-to-multipoint Ethernet access and virtual private routed networks offering locally linked IP VPN and Internet. We also use our Metro Ethernet Network for backhauling our 2G and 3G cellular traffic. Dual redundant routers for IP-MPLS backbone have also been deployed in 40 cities and are connected through our fiber optic backbone. A Metro Ethernet network has also been deployed in 44 major Indonesian cities to provide broadband access to the corporate market in high-rise buildings and cellular backhaul for 3.5 HSDPA service. Internet access, broadcasting service and data center connectivity are among the services used by our customers.

As the technology moves towards “all IP” and the demand of IP-based services is increasing due to its advantages over legacy networks, we aim to deploy a future network to allow IP-based services to be widely available in the region. In 2008, we completed construction of a Disaster Recovery Center (“DRC”) in Jatiluhur for corporate customers to allow them to have a data back-up center to secure and protect their business information and in 2011 we upgraded this DRC to include “meet-me-room” facilities. Also, in 2011 we completed construction of a data center in Jakarta to provide the basic infrastructure for our cloud computing service.

Organizational Structure

The following chart illustrates our simplified corporate structure as of December 31, 2011, including our direct and indirect equity ownership in major subsidiaries, together with the jurisdiction of incorporation or organization of each entity. A complete list of our significant subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2011 is contained in Note 1b to our consolidated financial statements included elsewhere in this annual report.

PT Aplikanusa Lintasarta was established in 1988. Pursuant to its articles of association, Lintasarta engages in the business of providing system data telecommunication and information technology services and network application services, which include providing physical infrastructure and software application and consultation services in data communication and information system for banking, finance and other industries.

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

PT Interactive Vision Media (“IVM”) was established on April 21, 2009 to engage in the Pay TV business. IM2 made the initial capital injection to IVM in March 2011 amounting to Rp4.99 billion.

Insurance

As of December 31, 2011, we carried insurance on our property and equipment (except submarine cables and land rights), including business interruption insurance. During 2011, we did not have any insurance against consequential losses associated with the insured property. We generally do not experience difficulty renewing our insurance policies, and we believe that our insurance is reasonable and consistent with industry standards.

We maintain in-orbit insurance on the Palapa-C2 and Palapa-D satellites on terms and conditions consistent with industry practice. As of December 31, 2011, we had an insurance policy coverage with a total coverage limit of US$153.0 million, for total and partial loss of our Palapa-C2 and Palapa-D satellite.

Intellectual Property

We have registered trademarks and copyrights for our corporate name, logo and certain services with the Ministry of Law and Human Rights of Indonesia (formerly the Ministry of Justice and Human Rights of Indonesia). We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

Properties

Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements. Our most important properties are located in Jakarta (approximately 12,050 sq.m. used for international gateways and head office), Ancol (approximately 11,809 sq.m. used as a cable station and switching center), Tanjung Pakis, Karawang (approximately 1,850 sq.m. used as a cable station), Daan Mogot (approximately 134,925 sq.m. used as a satellite earth station complex), Jatiluhur (approximately 135,800 sq.m. used as a satellite earth station complex), Medan (approximately 9,780 sq.m. used for international gateways), Pantai Cermin (approximately 48,567 sq.m. used as an earth station and a cable station), Batam Sekupang (approximately 19,989 sq.m. used for international gateways and an earth station), Tanjung Bemban (approximately 3,500 sq.m. used as a cable station), Surabaya (approximately 10,565 sq.m. used as a regional office) and Banyu Urip-Gresik (approximately 130,234 sq.m. used as an earth station, for international gateways and as a cable station), Takisung—Banjarmasin (approximately 12,533 sq.m. used as a cable station), Aeng Batu-batu-Makasar (approximately 2,000 sq.m. used as a cable station) and Sei Kakap Pontianak (approximately 5,394 sq.m. used as a cable station). Except for our property in Daan Mogot, which we lease from Telkom, we hold registered land rights to some of our properties, the initial periods of which are for approximately 30 years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3044 2615 Fax: (62-21) 3000 3754, 3000 3757

Jabotabek & West Java Region Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

Jakarta Area Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

Bogor Tangerang Bekasi Area Office	Jl. Veteran No. 40 Bekasi selatan 17141, Indonesia Tel: (62-21) 3017 7075, 3017 7076 Fax: (62-21) 3000 0811

West Java Area Office	Jl. Asia Afrika No. 141-147 Bandung 40112, Indonesia Tel: (62-22) 3000 0900 Fax: (62-22)3000 5702

Sumatera Region Office	Komplek Nagoya Gateway Blok E No. 1 Jl. Raden Patah - Baloi Batam , Indonesia Tel: (62-778) 6000 815 Fax: (62-778) 6000 855

Northern Sumatera Area Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4531 031

Southern Sumatera Area Office	J1. Angkatan 45 No. 222 Palembang 30137, Indonesia Tel: (62-711) 605 9999 Fax: (62-711) 605 9966, 605 9977

Central Java, East Java & Bali Nusra Region Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 6000 6001 Fax: (62-31) 5456 001, 5464 392

Central Java Area Office	Jl. Pandanaran No. 131 Semarang 50243, Indonesia Tel: (62-24) 3300 2000 Fax: (62-24) 3300 1001

East Java Area Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 6000 6001 Fax: (62-31) 5456 001, 5464 392

Bali Nusra Area Office	Jl. Raya Bay Pass Ngurah Rai No. 88 Kuta Bali 80361, Bali, Indonesia Tel: (62-361) 300 5000 Fax: (62-361) 300 5005

Kalimantan & Sulampapua Region Office	Jl. MT Haryono No. 69 Balikpapan 76114, Indonesia Tel: (62-542) 741 001, 3030 001 Fax: (62-542) 7514 001, 7206 750

Kalimantan Area Office	Jl. MT Haryono No. 69 Balikpapan 76114, Indonesia Tel: (62-542) 741 001, 3030 001 Fax: (62-542) 7514 001, 7206 750

Sulampapua Area Office	Jl. Slamet Riyadi No. 4 Makassar 90111, Indonesia Tel: (62-411) 326 808 Fax: (62-411) 326 828

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

Indonesia had an estimated population of approximately 237.64 million people as of 2010, ranking it the fourth most-populated country in the world based on International Monetary Fund (“IMF”) estimates. Indonesia’s gross domestic product, or GDP, has grown significantly from US$285.9 billion in 2005 to US$706.7 billion in 2010 in current U.S. dollars according to the IMF, which represents a growth rate of 19.85%. This growth rate compares favorably against the approximately 12.58% and approximately 11.51% GDP growth experienced by Thailand and Malaysia, respectively, estimated by the IMF, during the same period.

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

Although cellular penetration is relatively low compared to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 41.39% in 2007 to approximately 92.58% in 2010, a compound annual growth rate of 30.78%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2010, the number of fixed lines, including fixed wireless access, was approximately 38 million, representing a fixed-line penetration of 15.97%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2010:

	For the year ended December 31, 2010
	Population(1)	Fixed-line penetration(2)	Cellular penetration(2)(3)	GDP per capita
	(millions)			(US$)(1)
Hong Kong	7.12	61.24%	139.68%	31,514
Singapore	5.17	38.65%	142.97%	43,117
South Korea	48.88	58.40%	103.87%	20,756
Malaysia	28.25	16.19%	119.85%	8,423
Thailand	63.88	10.84%	112.13%	4,992
Philippines	94.01	7.22%	84.98%	2,123
China	1,341.41	21.95%	64.04%	4,382
India	1,190.52	2.95%	63.18%	1,371
Indonesia	237.64	15.97%	92.58%	2,974

(1)	Source: IMF World Economic Outlook Databases.
(2)	International Telecommunications Union (ITU) World Telecommunication / ICT Indicators Database.
(3)	Cellular penetration is the number of cellular subscribers as a percentage of the population.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 93.39 million as of December 31, 2008 to approximately 220 million as of December 31, 2010, representing an increase in cellular penetration from approximately 41.39% to approximately 92.58%.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2007	2008	2009	2010	Compound Annual Growth Rate 2007 –2010
	(in millions, except percentages)
Indonesian population(1)	225.64	228.52	231.37	237.64	1.74%
Cellular subscribers(2)	93.39	140.58	159.25	220.00	33.06%
Cellular penetration(2) (3)	41.39%	61.52%	68.83%	92.58%	30.78%

(1)	Source: IMF World Economic Outlook Database.
(2)	Source: ITU World Telecommunication / ITU Indicatory Database.
(3)	Cellular penetration is the number of cellular subscribers as a percentage of the Indonesian population.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and XL. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless access services licenses using CDMA technology to Telkom, Indosat, and Bakrie Telecom. As of

December 31, 2011, these nationwide GSM operators collectively held an approximately 87% share of the Indonesian wireless market based upon our estimates and the public statements of such companies. As of December 31, 2011, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 107.0 million cellular subscribers and approximately a 52.2% share of the total GSM market share held by the three major GSM operators. We were the second largest cellular provider with approximately 51.7 million cellular subscribers and approximately 25.2% share of the total GSM market share held by the three major GSM operators as of the same date. XL, the third-largest provider, had approximately 46.4 million cellular subscribers and an approximately 22.6% share of the total GSM market share held by the three major GSM operators as of the same date. Fixed wireless access service is dominated by Telkom under their Flexi brand and Bakrie Telecom under their Esia brand with 14.2 million subscribers and 14.6 million subscribers, respectively, as of the same date. There are other players in Indonesian wireless market, such as HCPT, NTS, Smartfren and STI. Our fixed wireless access is 0.2 million subscribers under the brand StarOne. In part, wireless subscriber growth in Indonesia has been driven by the “calling party pays” system, the launch of prepaid service, as well as the introduction of SMS. The calling party pays system requires the originators of telephone calls to pay for calls. Based on international experience, countries that implement a calling party pays system typically experience higher wireless penetration rates because wireless subscribers are more likely to give out their telephone numbers and keep their handsets switched on.

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

•

It took a century to connect one billion places with phone lines but less than 30 years to connect five billion people with mobiles, and it is expected that up to 90 billion objects will be connected in the next 20 years or less. This is an easy way to compare the penetration between wireless and wireline.

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

Regulation of the Indonesian Telecommunications Industry

The Government of the Republic of Indonesia, through the MOCIT, exercises both policy making and regulatory authority and is responsible for the implementation of policies that govern the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws as well as government, ministerial and directorate general regulations that are promulgated from time to time. Prior to March 1998, the Ministry of Tourism, Post and Telecommunications regulated the telecommunications industry in Indonesia. Following the 1999 general elections and a change of government in 2001, the Ministry of Communication assumed responsibility for regulating the telecommunications industry. In February 2005, the authority to regulate the telecommunications industry was transferred from the Ministry of Communication to the MOCIT.

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

Government Regulation No. 52/2000 on Telecommunications Operations (the “Telecommunications Operations Regulation”) and Government Regulation No. 53/2000 on Radio Frequency Spectrum and Satellite Orbits, were the initial implementing regulations of the Telecommunications Law. The Ministry of Communication also promulgated various decrees, including (i) Ministry of Communication Decree No. KM 20 Year 2001, which was revoked by MOCIT Decree No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operation (the “Telecommunications Network Regulation”), (ii) Ministry of Communication Decree No. KM 21 Year 2001, which was amended by MOCIT Decree No. 31/PER/M.KOMINFO/09/2008 on Telecommunications Services Operation (the “Telecommunications Services Regulation”), and (iii) Ministry of Communication Decree No. KM 31 TAHUN 2003, which was revoked by MOCIT Decree No. 36/PER/M.KOMINFO/2008 and most recently amended by MOCIT Decree No. 01/PER/M.KOMINFO/02/2011 on the Establishment of an Indonesian Telecommunications Regulatory Body (the “Telecommunications Regulatory Body Regulation”).

Under MOCIT Regulation No. 17/PER/M.KOMINFO/11/2010 on Organization and Administration of the Ministry of Communications and Information, the duties and responsibilities of the DGPT were divided and assigned to the Directorate General of Post and Informatics Management and the Directorate General of Post and Informatics Resources and Facilities.

On July 11, 2003, the Ministry of Communication promulgated the Telecommunications Regulatory Body Regulation, pursuant to which it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the ITRA, while maintaining the authority to formulate policies for the industry. The ITRA, consists of nine members, including a chairman position held by the Directorate General of Post and Informatics Management and a vice chairman position held by the Directorate General of Post and Informatics Resources and Facilities. Members of the Telecommunications Regulatory Committee are appointed by the MOCIT. All members of the Telecommunications Regulatory Committee must: (i) be Indonesian citizens; (ii) have professional expertise in telecommunications, information technology, economics, law or any social science; (iii) not have any interests in any of the telecommunications operators; and (iv) not serve as a director, commissioner or employee of any of the telecommunications operators.

Ministry of Communications Decree No. KM 67 of 2003 governs the relationship between the Ministry of Communications (and subsequently, MOCIT) and the ITRA. As part of its regulatory function, the ITRA is authorized to (i) carry out licensing for telecommunications networks and services in accordance with the MOCIT’s policies and (ii) propose to the MOCIT operational performance, service quality, interconnection charges and equipment standards for telecommunications networks and services. The ITRA is authorized to monitor and required to report to the MOCIT on (i) the implementation of such operation performance standards; (ii) competition among network and service operators; and (iii) compliance with the standards of utilization of telecommunication equipment. As part of its controlling function, the ITRA is also required to report to the MOCIT regarding (i) progress of any dispute resolution among network and service operators; (ii) the control of the use of telecommunications equipment and (iii) the implementation of service quality standards.

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

In an attempt to liberalize DLD services, the Government issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the MOCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively expand to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, MOCIT promulgated regulation No. 43/P/M.KOMINFO/12/2007, amended subsequently, which delayed the implementation of the DLD access code until April 3, 2008 and also set forth a schedule on implementing “01X” long distance access. In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services. In April 2008, these access codes were implemented in Balikpapan. Balikpapan residents are able to choose from options “0”, “01016” or “01017” to connect their long distance calls. Whether the DLD access code will be implemented in other cities will be based on a study by the Indonesian Telecommunication Regulatory Board of Indosat and Telkom’s fixed phone service customers.

Tariff for Fixed and Cellular Services

The MOCIT is responsible for setting and adjusting tariff formulas. In 2006, the MOCIT promulgated a number of ministerial decrees/regulations, such as (i) No. 8/Per/M.Kominfo/02/2006 on cost-based interconnection, (ii) No. 2/ PER/M.KOMINFO/1/2006, No. 4/Per/M.Kominfo/1/2006, No. 7/PER/M.Kominfo/2/2006, and No. 19/PER/M.Kominfo/3/2006 on 3G Service Provision, (iii) No. 5/Per/M.Kominfo/1/2006 on Telecommunication Kiosk, (iv) No. 09/PER/M.Kominfo/02/2006, which was replaced by No. 15/Per/M.Kominfo/4/2008 on Fixed Telecommunications Tariff, (v) No. 11/Per/M.Kominfo/02/2006 on Lawful Interception, (vi) No. 12 Per/M.Kominfo/02/2006, which was replaced by MOCIT Regulation No. 09/PER/M.Kominfo/09/2008 on Cellular Tariffs, and (vii) MOCIT Decision No. 102/ Kep/M.Kominfo/10/2006 on Indosat 2G and 3G Cellular Network License, as amended by MOCIT Decision No. 252/Kep/M.Kominfo/07/2011, MOCIT Decree No. 181/2006 on Migration of fixed wireless access Network to 800MHz Allocated Frequency and MOCIT Decree No. 09/Per/M.Kominfo/06/2010. In 2007, the MOCIT promulgated new ministerial decrees, including No. 162/2007 on the 800 MHz radio frequency channel allocation for operating FWA-CDMA and cellular networks (amendment of MOCIT decree No. 181/2006), MOCIT Regulation No. 05/PER/M.Kominfo/2/2007 on Guidance For Tariff Implementation on USO Contributions, No. 03/PER/M.KOMINFO/1/2007 on Leased Circuits, No. 11/Per/M.Kominfo/4/2007 (now No. 38/2007) on the implementation of infrastructure development using USO funds and MOCIT Regulation No. 43/P/M.Kominfo/12/2007 on changes to all four FTPs (Fundamental Technical Plans)—2000, which delayed the date of implementation of the long distance access code in Balikpapan to April 3, 2008. In April 2008, the MOCIT promulgated ministerial regulation No. 9/PER/M.Kominfo/04/2008 on tariff determination for cellular services, which determines the type and structure of cellular retail tariffs based on a formula, and No. 15/Per/M.Kominfo/04/2008 on tariff determination for basic telephony services through fixed networks. The tariff covers basic telephony, roaming and multimedia services. The tariff for basic telephony services includes activation fees, monthly fees, usage fees and value-added service fees. Ceiling tariffs for retail cellular services differ between operators due to the use of different calculation methods. Based on the new regulation, the tariff value of basic telephony services through fixed networks and SMS as an additional facility must be calculated by the operator using a cost-based formula with the calculation results stated as ceiling tariffs. The Government is expected to change the fixed telecommunications tariff formulations in the near future. The Government regulates the tariff formulations for Leased Circuit businesses through MOCIT Regulation No. 03/PER/M.Kominfo/1/2007.

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

Public Telephone

Based on MOCIT Regulation No. 01/PER/M.KOMINFO/01/2010 on Telecommunication Network Operation, we have an obligation to provide public telephone lines consisting of 3.0% of the installed network capacity for fixed telecommunications networks that we build.

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

Dominant IDD telecommunications operators and non-dominant operators submitted RIOs in September 2006. The RIOs of dominant operators were approved by the Government in October 2006 and the implementation of the new regime began in January 2007 through bilateral agreements among operators. Based on current regulations, RIOs can be amended every year. On April 11, 2008, the Government approved RIO proposals from dominant operators to replace the previous RIOs.

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

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the in-orbit placement and operation of our satellites are subject to registration with the Radio Regulation Bureau. Following the World Radiocommunication Conference, which took place from October 22, 2007 to November 16, 2007, some of Indonesia’s satellite characteristics at orbital slots 113E.L. and 150.5E.L. have been reinstated by the International Telecommunication Union. To facilitate utilization of the 150.5E.L. orbital slot, the DGPT promulgated Decree No. 79/DIRJEN/2009 on March 12, 2009, which created a working group consisting of the DGPT, Telkom and us. In conjunction, on March 16, 2009, the MOCIT issued Letter No. 110/M. Kominfo/03/2009 agreeing to work with us and Telkom to facilitate prompt utilization of the orbital slot.

On December 17, 2011, the MOCIT issued Letter No. 460/M.KOMINFO/12/2011 approving the utilization of the Indonesian satellite filings for the 150.5E.L. Orbital Slot by Indosat as a closed fixed network provider.

Frequency of Fixed Wireless Access-CDMA

Through MOCIT Decree No. 181/2006, as amended, the Government reallocated 800 MHz frequency to fixed wireless access operators as part of a frequency clearance for 3G services (IMT-2000) to Bakrie Telecom, Telkom, Mobile-8, and us. We had previously been granted 5 MHz in uplink and downlink in the following frequencies: uplink frequency 1880-1885 MHz and downlink 1960-1965 MHz in Jakarta, Banten and West Java and uplink and downlink frequency 830-835 MHz and downlink 875-880 MHz in other parts of Indonesia. According to the new regulation, we have been granted 2x1.23 MHz in frequency (uplink 842.055-844.515 MHz and downlink 887.055-889.515 MHz) nationwide. The migration of the frequency was successfully implemented as of December 31, 2007.

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

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto as of December 31, 2009, 2010 and 2011. The audited consolidated financial statements have been prepared in accordance with IFRS. Certain amounts (including percentage amounts) have been rounded for convenience. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information—Risk Factors” and elsewhere in this report.

A. OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2011, we were the second-largest cellular operator in Indonesia in terms of number of cellular subscribers based on available market data. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

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

We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 51.7 million subscribers (including wireless broadband subscribers) as of December 31, 2011.

In 2009, we implemented a strategy to minimize lower-value “calling card” type subscribers, whom we believed were short-term subscribers and were not likely to recharge their SIM cards. We believe this strategy contributed significantly to the decline in our subscriber base of 9.7% in 2009, while our cellular operating revenue decreased by only 0.9% during such period. Our total subscribers increased by approximately 34.3%, from 33.0 million in 2009 to 44.3 million in 2010 and approximately 16.8% to 51.7 million in 2011.

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

Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel, us and XL, accounted for almost 73.9% of the wireless subscriber base in Indonesia in 2011. We compete with Telkomsel and XL primarily on the basis of network coverage, quality or service and price. We believe that the size of our subscriber base provides us with a significant competitive advantage over the smaller cellular providers, since we have a larger base of “on net” subscribers and we are able to provide more attractive pricing for on net calls, since we do not pay any interconnection charges to third parties.

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

Tariff and Pricing Levels

Under existing regulations, the MOCIT establishes a tariff formula that determines the maximum amounts that operators may charge for cellular and fixed telecommunications services. However, the MOCIT allows cellular and fixed telecommunications operators, including us, to offer promotional packages that offer prices lower than the ceiling tariff determined by MOCIT in accordance with the tariff formula. We currently price our cellular services under a variety of ongoing promotional programs intended to attract new subscribers, stimulate demand and improve our competitive position. Any changes in our pricing structure, either as a result of Government tariff policies or in response to competition, could affect our revenues, operating results and financial condition.

For example, on December 12, 2011, the Government, through the ITRA, issued letter No.262/BRTI/XII/2011, under which tariffs for SMS will change from a “sender-keeps all” scheme to a cost-based scheme, effective June 1, 2012. Currently, the tariff for SMS (including SMS and value-added SMS) is based on a “sender-keeps-all” scheme, under which we earn revenues whenever one of our cellular subscribers sends an SMS, but not when a customer of another telecommunications operator sends an SMS to one of our cellular subscribers. Under the cost-based scheme, we will record revenues from interconnection fees payable by other operators whenever one of our cellular subscribers receives an SMS from a subscriber on another network. If one of our subscribers sends an SMS to a recipient on another network (an “off-network SMS”), we will record revenues for the SMS charge payable by our subscriber and we will record expenses for interconnection charges payable to the operator of the other network.

We expect to recoup any interconnection charges we incur when one of our subscribers sends an off-network SMS through charging higher fees to such subscribers for sending off-network SMSs, while maintaining our current pricing practices with respect to SMSs that terminate on our network. We anticipate that the increase in off-network SMS fees we charge our subscribers may cause a shift in SMS traffic from off-network traffic to on-network traffic, which in turn will reduce the amount of interconnection charges we will incur. We cannot assure you that we will be able to fully recoup all interconnection charges we may be required to pay, or that the revenue recorded from interconnection fees we receive from other operators will fully offset the any interconnection charges we may be required to pay, and as a result, we could experience a decrease in our operating revenues from cellular services.

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

Tower Sale Transaction

On February 7, 2012, we signed transaction documents with Tower Bersama for the sale and leaseback of 2,500 towers, approximately 25% of our existing tower assets, for a total potential consideration of US$518.5 million, comprising upfront consideration of US$406.0 million worth of cash and newly issued TBIG shares and a maximum potential deferred payment of US$112.5 million. Under the terms of the Tower Sale Transaction, we will lease space on the towers sold for a minimum period of 10 years at fixed rates that are in line with current market rates for anchor tenants. Subject to various approvals, we expect to close this transaction during 2012.

We expect that the Tower Sale Transaction, if completed, will have a material impact on our financial position and results of operations. While we are still evaluating the accounting related to the transaction, we anticipate we will record a significant gain on the sale as “other income.” Depending on the results of our accounting analysis, the sale of the towers may reduce our fixed asset base by an amount up to the carrying amount of the towers, which was equal to Rp1,527.8 billion (US$168.5 million) as of December 31, 2011. A decrease in our fixed asset base will in turn reduce our operating expenses as a result of the corresponding decrease in depreciation and amortization expenses. However, we expect this decrease in operating expenses to be partially offset by the increase in lease expense associated with the leaseback of the transferred tower assets and an increase in tax expense as a result of the gain resulting from the sale. Completion of the Tower Sale Transaction is subject to various approvals including those of certain of our bondholders and lenders and Tower Bersama’s shareholders.

Capital Expenditures

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. In order to address the demand associated with the substantial increase in subscribers and in network usage during 2009 through 2011, we had to substantially increase our capital expenditures, in particular to expand the capacity of our network. For the years ended December 31, 2009, 2010 and 2011, our actual consolidated capital expenditures totaled Rp11,584.5 billion, Rp5,515.0 billion and Rp6,092.6 billion (US$671.9 million), respectively. During 2012, we intend to allocate approximately Rp6,722.1 billion (US$741.3 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2012 for capital expenditure commitments in prior periods, will result in approximately Rp7,638.9 billion (US$842.4 million) total actual capital expenditures for 2012, which we intend to use for the development of fixed assets in our cellular, fixed data and fixed telecommunications business lines. In addition, we expect that the Tower Sale Transaction, if completed, will result in significant ongoing maintenance capital expenditure savings associated with the tower assets to be transferred. See “—Capital Expenditures.”

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. We expect to continue to finance our capital expenditures through such sources. In addition, if completed, we expect to apply a portion of the cash proceeds from the Tower Sale Transaction towards funding our capital expenditures. Completion of the Tower Sale Transaction is subject to various approvals including those of certain of our bondholders and lenders and Tower Bersama’s shareholders. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2012, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

In addition, unexpected changes in technology, demand for increased network capacity from our subscribers and responses to the operations and product innovation of our competitors may require us to increase our capital expenditures, which could affect our revenues, operating results and financial condition.

Foreign Exchange Volatility

The Indonesian rupiah has appreciated considerably over the last decade from its low point of approximately Rp17,000 per U.S. dollar during the Asian financial crisis. During the period between January 1, 2009 through December 31, 2011, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,400 per U.S. dollar to a high of Rp8,888 per U.S. dollar, and, during the year 2011, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp9,185 per U.S. dollar to a high of Rp8,460 per U.S. dollar. The prevailing Bank Indonesia exchange rate was Rp9,068 U.S. dollar on December 31, 2011. While a substantial portion of our operating revenues is denominated in Indonesian rupiah, a portion of our operating revenues is U.S. dollar-denominated. In addition, a substantial portion of our borrowings, capital expenditures and operating expenses, including interest payments on our Guaranteed Notes due 2020 and ING/DBS Syndicated Loan Facility, are denominated in currencies other than Indonesian rupiah, principally the U.S. dollar. As of December 31, 2011, 50.5% of our borrowings were denominated in Indonesian rupiah, with the balance in U.S. dollars. A depreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, the Indonesia rupiah value of expenses payable in U.S. dollars will increase by the same factor, thereby requiring us to convert more Indonesian rupiah to pay our U.S. dollar obligations. Conversely, an appreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, it causes a decrease in revenue from foreign carriers for inbound international calls, roaming by foreign carriers’ subscribers in Indonesia and operating revenues from our MIDI services and satellite operations. For the year ended December 31, 2009, we recorded a gain on foreign exchange-net of Rp1,656.4 billion; for the year ended December 31, 2010, we recorded a gain on foreign exchange-net of Rp492.4 billion for the year ended December 31, 2011, we recorded a gain on foreign exchange-net of Rp36.7 billion (US$4.0 million).

In addition, certain of our monetary assets and liabilities are subject to foreign currency exposure. These monetary assets primarily consist of cash, cash equivalents and accounts receivable from foreign telecommunications carriers, as well as our foreign currency-denominated accounts receivable. Our monetary liabilities subject to foreign currency exposure consist of procurements payable, loans payable and bonds payable which were incurred for capital expenditure-related liabilities. The level of our net monetary assets is influenced by the extent to which incoming calls exceed outgoing calls in our IDD business and our foreign currency denominated source of revenues. In an effort to manage our foreign currency exposure and lower our overall funding costs, we have entered into several foreign currency swap and forward contracts. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not continue to be adversely affected by our exposure to exchange rate risk. Our exposure to foreign exchange fluctuations, particularly as against the U.S. dollar, may increase if we incur additional U.S. dollar-denominated debt to finance our capital expenditure plans.

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

Overview of Operations

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI and fixed telecommunications (principally international long-distance) services. The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the years ended December 31,
	2009		2010		2011
	Rp	%	Rp	%	Rp	US$	%
	(Rp in billions, US$ in millions, except percentages)
Cellular services	14,331.3	76.0	15,867.1	80.8	16,561.0	1,826.4	81.3
MIDI services	2,712.6	14.4	2,488.1	12.7	2,578.4	284.3	12.6
Fixed telecommunications	1,803.0	9.6	1,293.2	6.5	1,250.0	137.8	6.1

Total operating revenues	18,846.9	100.0	19,648.4	100.0	20,389.4	2,248.5	100.0

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

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the years ended December 31,
	2009		2010		2011
	Rp	%	Rp	%	Rp	US$	%
	(Rp in billions, US$ in millions, except percentages)
Usage charges	7,085.7	49.4	7,944.0	50.1	8,040.3	886.7	48.5
Value-added services	5,999.0	41.9	7,039.2	44.4	7,502.1	827.3	45.3
Interconnection revenues	1,709.2	11.9	1,252.7	7.9	1,182.4	130.4	7.1
Tower leasing	62.4	0.4	252.0	1.6	393.3	43.4	2.4
Monthly subscription charges	184.2	1.3	200.5	1.3	134.0	14.8	0.8
Sale of Blackberry handsets and modems	206.5	1.4	35.0	0.2	1.7	0.2	0.0
Others	171.4	1.2	177.3	1.1	245.9	28.7	1.5
Up front discount and customer loyalty program	(1,087.1)	-7.5	(1,033.6)	-6.6	(953.0)	(105.1)	-5.6

Total cellular services operating revenues	14,331.3	100.0%	15,867.1	100.0%	16,561.0	1,826.4	100.0

A substantial proportion of our cellular subscribers, approximately 98.7% as of December 31, 2011, are prepaid subscribers. We offer a variety of value-added services to our prepaid subscribers, which have increased cellular services operating revenues from value-added services, particularly SMS and value-added SMS, which allows subscribers to access a variety of information, such as politics, sports and business news. Revenues from value-added services (including SMS) represented 41.9%, 44.4% and 45.3% of our cellular services operating revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We expect the revenues derived from SMS and other value-added services to continue to increase, which we believe will be primarily driven by our wireless broadband services, the popularity of social networking sites and the development of other popular online content.

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

A substantial portion of our MIDI services operating revenues is denominated in U.S. dollars and is thus affected by fluctuations in the Indonesian rupiah/U.S. dollar exchange rate. Our MIDI services operating revenues have also been affected recently by a number of other factors, including competition from domestic and international providers, declining tariffs and a migration from legacy services to IP-based services. We expect such trends to continue but believe that the effects on our operating revenues will be offset by increased volume of services leased by our corporate customers and increased demand for our customized services.

Fixed Telecommunications Services. Fixed telecommunications services include international long-distance, fixed wireless access services, and fixed line services. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 74.7% of our operating revenues from fixed telecommunications services for the year ended December 31, 2011, and fixed wireless access and fixed line services represented the balance.

International Long-distance Services. Our international long-distance services operating revenues have two primary sources, incoming call revenues and outgoing call revenues. We have negotiated volume commitments and accounting rates with foreign telecommunications operators or have implemented a market termination rate-

based pricing system, and receive net settlement payments from such carriers. Net settlement payments and accounting rates are generally denominated and paid in currencies other than the Indonesian rupiah, principally the U.S. dollar; accordingly, incoming call revenues are affected by fluctuations in exchange rates between the Indonesian rupiah and other currencies.

Fixed Wireless Access Services. As of December 31, 2011, we had 228,884 fixed wireless access subscribers in 82 cities in Indonesia. By the end of 2010, we expanded our fixed wireless access services to several additional cities in order to create capacity for approximately four million fixed wireless access subscribers. As a result, we expect fixed wireless services to become a more important source of fixed telecommunications services operating revenues in future periods.

Fixed wireless access revenues arising from usage charges are recognized based on the duration of successful calls made through our fixed network. For postpaid subscribers, monthly service fees are recognized as the service is provided. For prepaid subscribers, the activation component of starter package sales is deferred and recognized as revenue over the estimated life of the customer relationship. Sale of initial or reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line Services. We currently have local and domestic long-distance coverage of 152 major cities in Indonesia. Revenues from fixed line installations are recognized as revenue over the estimated life of customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through our fixed network.

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

Costs of Services. Costs of services expenses include radio frequency fee, interconnection expenses, maintenance, utilities, rents, Blackberry access fee, leased circuits, the cost of SIM cards and pulse reload vouchers, USO, installation and concession fee.

Depreciation and Amortization. We use the straight-line depreciation method for our property, facilities and equipment over their estimated useful lives. A significant portion of our depreciation expenses relate to our cellular services assets. As we continue to expand and enhance the coverage, capacity and quality of our networks, we expect expenses for depreciation to increase. However, we expect that the Tower Sale Transaction, if completed, will result in significant operational expenditure savings in the form of a reduction of depreciation and amortization expenses as a result of the disposal of part of our fixed asset base. We anticipate these savings will be partially offset by an increase in lease expense associated with the leaseback of the tower assets to be transferred in the Tower Sale Transaction.

Marketing. Marketing expenses primarily include exhibition, promotion and advertisement expenses associated with our marketing programs.

Personnel. Personnel expense primarily include severance benefit under the voluntary separation scheme, salaries, incentives and other employee benefits, employee income tax, bonuses, medical expense, outsourcing and pension.

General and Administration. General and administration expenses primarily include rent, professional fees, utilities, transportation, provision for impairment of receivables and office.

Other Income (Expense)

The major components of our other income (expense) are interest income, gain (loss) on foreign exchange—net, financing cost and gain (loss) on change in the fair value of derivatives—net. Foreign exchange gain or loss has typically been affected by the amount of non-Indonesian rupiah-denominated debt outstanding, accounts receivable from overseas international carriers and non-Indonesian rupiah-denominated cash and cash equivalents. We currently hedge a portion of our ING/DBS Syndicated Loan Facility. See “Item 11: Quantitative and Qualitative Disclosure About Market Risk.” Financing cost Includes interest on loans, bank charges and loss on redemption of our Guaranteed Notes due 2010 and 2012.

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

Net Income

Our net income for the years ended December 31, 2009, 2010 and 2011 is not necessarily commensurate to our operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our net income over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange net, and gain or loss on change in the fair value of derivatives net. We expect this trend to continue, in part as a result of the anticipated impact of the Tower Sale Transaction, pursuant to which we expect to record a significant gain in other income, if completed.

Results of Operations

The following table sets forth selected comprehensive income data expressed as a percentage of total operating revenues for the periods indicated:

	For the years ended December 31,
	2009	2010	2011
Operating revenues:
Cellular	76.0%	80.8%	81.2%
MIDI	14.4%	12.7%	12.6%
Fixed telecommunications	9.6%	6.5%	6.1%

Total operating revenues	100.0%	100.0%	100%

Operating expenses:
Cost of services	37.6%	36.2%	36.2%
Depreciation and amortization	29.6%	31.4%	31.9%
Personnel	7.7%	7.2%	9.3%
Marketing	4.3%	4.0%	4.2%
General and administration	3.8%	3.5%	3.3%

Total operating expenses	83.0%	82.3%	84.9%

Net Profit:
Operating income	17.0%	17.8%	15.2%
Other expense-net	(3.5)%	(11.0)%	(8.2)%
Profit before income tax	13.5%	6.7%	7.0%
Income tax expense-net	(4.2)%	(2.1)%	(1.6)%
Profit attributable to Owners of the Company	9.0%	4.2%	5.0%
Profit attributable to Non-controlling interest	0.3%	0.4%	0.5%

The following table sets forth our operating revenues from our various business segments for the periods indicated:

	For the years ended December 31,
	2009		2010		2011
	Rp		Rp		Rp	US$
	(Rp in billions, US$ in millions, except percentages)
Cellular Services
Usage charges	7,085.7	49.4%	7,944.0	50.1%	8,040.3	886.7	48.5%
Value-added services	5,999.0	41.9%	7,039.2	44.4%	7,502.1	827.3	45.3%
Interconnection revenues	1,709.2	11.9%	1,252.7	7.9%	1,182.4	130.4	7.1%
Tower leasing	62.4	0.4%	252.0	1.6%	393.3	43.4	2.4%
Monthly subscription charges	184.2	1.3%	200.5	1.3%	134.0	14.8	0.8%
Sale of Blackberry handsets and modems	206.5	1.4%	35.0	0.2%	1.7	0.2	0.0%
Others	171.4	1.2%	177.3	1.1%	260.2	28.7	1.5%
Up front discount and customer loyalty program	(1,087.1)	-7.5%	(1,033.6)	-6.6%	(953.0)	(105.1)	-5.6%

Subtotal	14,331.3	100.0%	15,867.1	100.0%	16,561.0	1,826.4	100.0%

MIDI
IP VPN	566.1	20.9%	605.7	24.3%	696.0	76.8	27.0%
Internet	677.4	25.0%	519.6	20.9%	375.8	41.4	14.6%
World link and direct link	394.2	14.5%	278.8	11.2%	295.0	32.5	11.4%
Leased line	211.1	7.8%	189.0	7.6%	261.4	28.8	10.1%
Application services	146.1	5.4%	168.2	6.8%	192.6	21.2	7.5%
Satellite lease	113.1	4.2%	136.0	5.5%	150.9	16.7	5.9%
Frame net	276.5	10.2%	227.1	9.1%	123.2	13.6	4.8%
Digital data network	144.6	5.3%	94.7	3.8%	103.1	11.4	4.0%
MPLS	67.1	2.5%	66.6	2.7%	89.9	9.9	3.4%
Others	116.4	4.2%	202.4	8.1%	290.5	32.0	11.3%

Subtotal	2,712.6	100.0%	2,488.1	100.0%	2,578.4	284.3	100.0%

Fixed Telecommunications
International Calls	1,422.2	78.9%	993.2	76.8%	934.0	103.0	74.7%
Fixed Wireless	249.9	13.9%	174.1	13.5%	192.8	21.3	15.4%
Fixed Line	129.9	7.2%	125.4	9.7%	123.2	13.6	9.9%
Others	1.0	0.0%	0.5	0.0%	—	—	—

Subtotal	1,803.0	100.0%	1,293.2	100.0%	1,250.0	137.9	100.0%

Total	18,846.9		19,648.4		20,389.4	2,248.5

Operating Revenues

Year ended December 31, 2010 compared to Year ended December 31, 2011

Total operating revenues increased from Rp19,648.4 billion in 2010 to Rp20,389.4 billion (US$2,248.5 million) in 2011, or 3.8%, primarily as a result of an increase in our cellular services revenue and our MIDI services revenue. During 2011, operating revenues from cellular services increased by Rp693.9 billion, or 4.4%, from Rp15,867.1 billion in 2010. Operating revenues from MIDI services increased by Rp90.3 billion, or 3.6%, from Rp2,488.1 billion in 2010. Operating revenues from fixed telecommunications services in 2011 decreased by Rp43.2 billion, or 3.3%, from Rp1,293.2 billion in 2010.

Cellular Services. In 2011, we recorded cellular services operating revenues of Rp16,561.0 billion (US$1,826.4 million), an increase of 4.4% from Rp15,867.1 billion in 2010. We believe that the increase was primarily a result of an increase in the number of subscribers and in the revenue from tower leasing. Operating revenues from cellular services represented 81.2% of our total operating revenues for 2011, which is higher than the percentage for 2010.

Usage charges increased by Rp96.3 billion, or 1.2%, from 2010, and represented 48.5% of our total cellular services operating revenues. This increase in usage was primarily due to an increase in the total Minutes of Usage by our subscribers.

In 2011, cellular services operating revenues generated by value-added services increased by Rp462.9 billion, or 6.6%, compared to 2010. The contribution of value-added services to cellular services operating revenues increased by 0.9% from 44.4% in 2010 to 45.3% in 2011. The increase in operating revenues from value-added services, as well as the increase in the contribution of revenues from value-added services to our overall cellular operating revenues, was driven by an increase in SMS usage.

MIDI Services. In 2011, operating revenues from MIDI services increased by Rp90.3 billion from Rp2,488.1 billion in 2010 to Rp2,578.4 billion (US$284.3 million) in 2011. IP VPN operating revenues represent the largest component of MIDI services operating revenue. IP VPN operating revenues increased by Rp90.3 billion from Rp605.7 billion in 2010 to Rp696.0 billion in 2011. The increase in MIDI services operating revenues, including those from international and domestic leased line services, was primarily due to increase in usage by consumers despite a decline in prices of our services as a result of competitive pressure.

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp1,293.2 billion in 2010 to Rp1,250.0 billion (US$137.8 million) in 2011. Operating revenues from international calls and fixed wireless access services represented 74.7% and 15.4%, respectively, of fixed telecommunications services operating revenues in 2011. The remaining 9.9% of fixed telecommunications services operating revenues in 2011 was generated by fixed line. Revenues from international calls decreased from Rp993.2 billion in 2010 to Rp934.0 billion (US$103.0 million) in 2011 due to a decrease in outgoing IDD traffic from Indosat and non-Indosat subscribers. The total volume of international calls from our “001” and “008” gateways increased by 11.4% from 2,186.9 million minutes in 2010 to 2,437.0 million minutes in 2011. Total incoming traffic increased by 15.5% from 1,723.9 million minutes in 2010 to 1,991.7 million minutes in 2011, primarily due to volume commitments from foreign telecommunications operators. Outgoing traffic decreased by 3.8% from 463.0 million minutes in 2010 to 445.3 million minutes in 2011 due to the decrease in volume commitments from foreign telecommunications operators.

Operating Expenses

Operating expenses increased by Rp1,130 billion, or 7.0%, from Rp16,159.3 billion in 2010 to Rp17,289.3 billion (US$1,906.6 million) in 2011, primarily due to increases in personnel expenses, cost of services expenses, depreciation and amortization expenses and marketing expenses. This increase was offset in part by a decrease in administration and general expenses.

Personnel expenses increased by Rp480.7 billion, or 34.1%, from Rp1,411.2 billion in 2010 to Rp1,891.9 billion (US$208.6 million) in 2011, primarily due to an increase in compensation expense related to the severance packages provided to participants in the VSS program, which was launched in January 2011 and completed in June 2011 for the company and in December 2011 for Lintasarta.

Cost of services expenses increased by Rp269.6 billion, or 3.8%, from Rp7,113.4 billion in 2010 to Rp7,383.0 billion (US$814.2 million) in 2011, primarily as a result of increased Governmental levies on frequency fees and 3G spectrum fees, increases in BlackBerry license fees, tower rental costs and the cost of SIM cards and pulse reload vouchers.

Depreciation and amortization expenses increased by Rp333.0 or 5.4%, from Rp6,162.9 billion in 2010 to Rp6,495.9 billion (US$716.4 million) in 2011, primarily as a result of the continued growth of our fixed asset base. The total cost of our property and equipment increased from Rp78,101.2 billion in 2010 to Rp82,995.6 billion (US$9,152.6 million) in 2011.

Marketing expenses increased by Rp76.5 billion, or 9.8%, from Rp779.2 billion in 2010 to Rp855.7 billion (US$94.4 million) in 2011, driven primarily by an increase in advertising and promotional expenses in large part related to our “50 Million Customer” campaign, a promotional campaign launched in October 2011 celebrating our attainment of over 50 million customers. .

General and administration expenses decreased by Rp29.9 billion, or 4.3%, from Rp692.6 billion in 2010 to Rp662.7 billion (US$73.1 million) in 2011, primarily due to a decrease in provision for the impairment of receivables.

Operating Income

As a result of the above factors, operating income decreased by Rp389.0 billion, or 11.2%, from Rp3,489.1 billion in 2010 to Rp3,100.1 billion (US$341.9 million) in 2011.

Other Expenses-Net

Other expenses-net decreased by Rp485.8 billion, from Rp2,163.9 billion in 2010 to Rp1,678.1 billion (US$185.1 million) in 2011, primarily due to an increase gain on foreign exchange gains on changes in fair value of derivatives and a decrease in financing costs.

Gain on foreign exchange-net of Rp492.4 billion in 2010 decreased to Rp36.7 billion (US$4.0 million) in 2011. The exchange rate decreased from Rp8,991 : US$1 as of December 31, 2010 to Rp9,068 : US$1 as of December 31, 2011, compared to the decrease from Rp9,400 : US$1 as of December 31, 2009 to Rp8,991 : US$1 as of December 31, 2010.

We recorded a gain on change in fair value of derivatives-net of Rp57.9 billion (US$6.4 million), representing an increase of Rp506.7 billion, over a loss on change in fair value of derivatives-net of Rp448.8 billion in 2010 due to the depreciation of the Indonesian rupiah against the U.S. dollar.

We recorded a decrease in interest income to Rp100.7 billion (US$11.1 million) in 2011, which represented a decrease of Rp42.7 billion, or 29.8%, from Rp143.4 billion in 2010, due to our lower average cash balance.

We recorded a decrease in financing cost to Rp1,925.4 billion (US$212.3 million) in 2011, which represented a decrease of Rp346.2 billion, or 15.2%, from 2,271.6 billion in 2010 as a result of lower overall.

Others-net increased by Rp131.3 billion, from expense of Rp79.2 billion in 2010 to income of Rp52.0 billion (US$5.7 million) in 2011 primarily due to the excess of fair value of asset being leased over net book value of outright sale of assets being leased a decrease in tax expense and related penalties, which was partially offset by a decrease in both submarine cable restoration revenue and dividend revenue on our investment in ASEAN Cableship Pte. Ltd.

Income Tax Expense-Net

We recorded income tax expense—net of Rp315.6 billion (US$34.8 million) in 2011 compared to Rp422.3 billion in 2010. The decrease in income tax expense-net was primarily due to a decrease in income before tax resulting from a decrease in operating income and gain on foreign exchange.

Profit attributable to Owners of the Company

Our net profit increased by Rp203.5 billion, or 22.5%, from Rp902.9 billion in 2010 to Rp1,106.4 billion (US$122.0 million) in 2011 due to the foregoing factors.

Year ended December 31, 2009 compared to Year ended December 31, 2010

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

Cellular Services. In 2010, we recorded cellular services operating revenues of Rp15,867.1 billion (US$1,764.8 million), an increase of 10.7% from Rp14,331.3 billion in 2009. We believe that the increase was primarily a result of an increase in the number of subscribers. Operating revenues from cellular services represented 80.8% of our total operating revenues for 2010, which is higher than the percentage for 2009.

Usage charges increased by Rp858.3 billion, or 12.1%, from 2009, and represented 50.1% of our total cellular services operating revenues. This increase in usage was primarily due to an increase in the minutes of usage by our subscribers.

In 2010, cellular services operating revenues generated by value-added services increased by Rp1,040.2 billion, or 17.3%, compared to 2009. The contribution of value-added services to cellular services operating revenues increased by 2.5% from 41.9% in 2009 to 44.4% in 2010. The increase in operating revenues from value-added services, as well as the increase in the contribution of revenues from value-added services to our overall cellular operating revenues, was driven by an increase in usage of SMS and wireless broadband.

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

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp1,803.0 billion in 2009 to Rp1,293.2 billion (US$143.8 million) in 2010. Operating revenues from international calls and fixed wireless access services represented 76.8% and 13.5%, respectively, of fixed telecommunications services operating revenues in 2010. The remaining 9.7% of fixed telecommunications services operating revenues in 2010 was generated by fixed line and other services. Revenues from international calls decreased from Rp1,422.2 billion in 2009 to Rp993.2 billion (US$110.5 million) in 2010 due to a decrease in outgoing IDD traffic from Indosat and non-Indosat subscribers. The total volume of international calls from our “001” and “008” gateways increased by 6.1% from 2,060.5 million minutes in 2009 to 2,186.9 million minutes in 2010. Total incoming traffic increased by 10.6% from 1,558.5 million minutes in 2009 to 1,723.9 million minutes in 2010, primarily due to volume commitments from foreign telecommunications operators. Outgoing traffic decreased by 7.8% from 502.0 million minutes in 2009 to 463.0 million minutes in 2010 due to the decrease in volume commitments from foreign telecommunications operations.

Operating Expenses

Operating expenses increased by Rp508.5 billion, or 3.2%, from Rp15,650.7 billion in 2009 to Rp16,159.3 billion (US$ 1,797.3 million) in 2010, primarily due to increases in depreciation and amortization expenses and cost of services expenses. This increase was offset in part by decreases in personnel cost, marketing expense and administration and general expenses in the year.

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

Depreciation and amortization expenses increased by 10.6% from Rp5,571.6 billion in 2009 to Rp6,162.9 billion (US$685.5 million), primarily as a result of the continued growth of our fixed asset base, including our new Palapa-D satellite. The total cost of our property and equipment increased from Rp74,818.5 billion in 2009 to Rp78,101.2 billion (US$8,686.6 million) in 2010.

Personnel expense decreased by Rp40.4 billion, or 2.8%, from Rp1,451.6 billion in 2009 to Rp1,411.2 billion (US$157.0 million) in 2010, primarily due to a decrease in the post-employment benefits, of salary continuation before retirement (MPP) benefit and partially offset by the increase in the salaries and bonuses.

Marketing expenses decreased by Rp37.7 billion, or 4.6%, from Rp816.9 billion in 2009 to Rp779.2 billion (US$86.7 million) in 2010, primarily due to a decrease in advertising, promotion and exhibition expenses, in line with the targeted marketing strategy and efficiency program we have adopted.

General and administration expenses decreased by Rp30.2 billion, or 4.2%, from Rp722.8 billion in 2009 to Rp692.6 billion (US$77.0 million) in 2010, primarily due to a decrease in provision for impairment of receivables, rental cost, professional fee and office supplies expenses, as we continued to implement our efficiency program, designed to minimize non operational costs.

Operating Income

As a result of the above factors, operating income increased by Rp292.9 billion, or 9.2%, from Rp3,196.2 billion in 2009 to Rp3,489.1 billion (US$388.1 million) in 2010.

Other Expenses-Net

Other expenses-net increased by Rp1,509.9 billion, from Rp654.0 billion in 2009 to Rp2,163.9 billion (US$240.7 million) in 2010, primarily due to a lower gain on foreign exchange, driven by the smaller appreciation of the Indonesian rupiah against the U.S. dollar compared to the previous year. Gain on foreign exchange-net of Rp1,656.4 billion in 2009 decreased to Rp492.4 billion (US$54.8 million) in 2010. The exchange rate decreased from Rp9,400 : US$1 as of December 31, 2009 to Rp8,991 : US$1 as of December 31, 2010, compared to the decrease from Rp10,950 : US$1 as of December 31, 2008 to Rp9,400 : US$1 as of December 31, 2009.

Loss on change in fair value of derivatives-net decreased by Rp38.1 billion from Rp486.9 billion in 2009 to Rp448.8 billion (US$49.9 million) in 2010 due to the appreciation of the Indonesian rupiah against the U.S. dollar.

We recorded an increase in interest income to Rp143.4 billion (US$15.9 million) in 2010, which represented an increase of Rp4.4 billion, or 3.2%, over 2009, due to our higher average cash balance.

Others-net decreased by Rp8.2 billion, from Rp87.5 billion in 2009 to Rp79.2 billion (US$8.8 million) in 2010 primarily due to an increase in submarine cable restoration revenue and gain on sale of property and equipment.

Income Tax Expense-Net

We recorded income tax expense—net of Rp422.4 billion (US$47.0 million) in 2010 compared to Rp783.9 billion in 2009. The decrease in income tax expense-net was primarily due to the lower in income before tax related to lower gain on foreign exchange and higher financing cost.

Profit attributable to Owners of the Company

Our net profit decreased by Rp857.4 billion, or 48.7%, from Rp1,760.3 billion in 2009 to Rp902.9 billion (US$100.4 million) due to the foregoing factors.

B. LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of our telecommunications business. Our telecommunications business requires substantial capital expenditures to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although we have substantial existing network infrastructure, we expect to incur additional capital expenditures in order to focus cellular network development in areas that we anticipate to be high-growth areas, as well as to enhance the quality and coverage of our existing network.

We believe our current cash and cash equivalents, cash flow from operations and available sources of financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future. In addition, if completed, we expect to apply a portion of the cash proceeds from the Tower Sale Transaction towards funding capital expenditures, repayment of outstanding debt and general corporate purposes. Nonetheless, if global or Indonesian economic conditions worsen, competition or product substitution accelerates beyond current expectations or the value of the Indonesian rupiah depreciates significantly against the U.S. dollar, our net cash flow from operating activities may decrease and the amount of required capital expenditures in Indonesian rupiah terms may increase, any of which may negatively impact our liquidity.

Cash Flows

The following table sets forth certain information regarding our historical cash flows:

	For the years ended December 31,
	2009	2010	2011
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Net cash flows:
Provided by operating activities	4,106.1	6,848.6	7,320.1	807.2
Used in investing activities	(10,670.7)	(5,970.7)	(6,037.9)	(665.8)
Provided by (used in) financing activities	3,724.7	(1,629.7)	(1,135.5)	(125.2)
Net Foreign Exchange differences from cash and cash equivalent	(54.9)	(9.7)	2.2	0.2

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp4,106.1 billion, Rp6,848.6 billion and Rp7,320.1 billion (US$807.2 million) for 2009, 2010 and 2011, respectively. In 2011, net cash provided by operating activities increased primarily due to increased receipts from customers.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp10,670.7 billion, Rp5,970.7 billion and Rp6,037.9 billion (US$665.8 million) for 2009, 2010 and 2011, respectively. Net cash used in investing activities for 2009, 2010 and 2011 has been driven primarily by acquisitions of property and equipment, totaling Rp10,684.7 billion, Rp6,495.1 billion and Rp6,048.0 billion (US$667.0 million), respectively, as we expanded our network coverage and capacity during those years. The property and equipment purchased consisted primarily of exchange and network assets, subscribers’ apparatus and other equipment and buildings and improvements to building leased property.

Net Cash Provided by (Used In) Financing Activities

Net cash provided by (used in) financing activities amounted to Rp3,724.7 billion, Rp1,629.7 billion and Rp1,135.5 billion (US$125.2 million) in 2009, 2010 and 2011, respectively. Net cash used in financing activities in 2011 related primarily to repayment of long-term debts and bonds payable which was partially offset by proceeds from loan.

Principal Indebtedness

The following table sets forth our outstanding borrowings as of December 31, 2009, 2010 and 2011:

	As of December 31,
	2009	2010	2011
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Short term loan (net of unamortized issuance costs)	—	—	1,499.2	165.3
Loans payable (net of unamortized issuance costs and unamortized consent fees, and current maturities)	12,715.5	7,666.8	6,425.8	708.6
Bonds payable (net of unamortized issuance costs, unamortized discount, unamortized consent fees, and current maturities)	8,472.2	12,114.1	12,138.3	1,338.6
Current maturities of loans payable	1,440.2	3,184.1	3,300.5	364.0
Current maturities of bonds payable	2,840.7	1,098.1	42.0	4.6

The decrease in loans payable (net of unamortized issuance cost, unamortized consent fee and current maturities) to Rp6,425.8 billion (US$708.6 million) as of December 31, 2011, from Rp7,666.8 billion as of December 31, 2010 was primarily due to installment payments made with respect to debt during 2011.

We expect to apply a portion of the cash proceeds from the Tower Sale Transaction, if completed, towards repaying indebtedness of an aggregate principal amount of approximately Rp997.5 billion (US$110.0 million) maturing in 2012. Completion of the Tower Sale Transaction is subject to various approvals including those of certain of our bondholders and lenders and Tower Bersama’s shareholders.

Certain of our debt instruments (other than the Guaranteed Notes due 2020) obligate us to maintain a specified maximum ratio of debt (or loans) to equity, or the debt to equity ratio, which, prior to February 2009, was 1.75 to 1.0, or 175%. As a result of amendments we requested to such instruments and agreements, and agreed with our lenders and the trustee for bondholders in February and March 2009, the debt to equity ratio required by such debt instruments is now 2.50 to 1.0, or 250%. We also requested and were granted consents to amendments to certain defined terms in the debt to equity ratios so that the definition is uniform across all such instruments and agreements. The Guaranteed Notes due 2020 do not contain a debt to equity ratio requirement.

Because a portion of our liabilities are U.S. dollar-denominated, we were exposed to fluctuations in the Indonesian rupiah. Depreciation in the Indonesian rupiah and an increase in foreign exchange volatility exposed us to short-term accounting adjustments which impacted our financial ratios. To help address the impact of such currency fluctuations in 2009, we amended the debt to equity ratio covenants in all of our applicable debt instruments and agreements to increase the ratio from 1.75 to 2.50, in order to provide us with additional “cushion” in the event of adverse foreign exchange movements. We also amended the debt to equity ratio covenants in order to better reflect the effect of our hedging policies on this ratio, and amended the definitions of “Debt” and “Equity” in such debt instruments and agreements in order to provide additional headroom under these line items. The Guaranteed Notes due 2020 do not contain a debt to equity requirement.

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

While we believe that the foregoing amendments provide us with sufficient cushion in the event of volatility in the U.S. dollar—Indonesian rupiah exchange rates, we cannot assure you that further and more intense volatility than that experienced in the past 12 months will not occur, which could cause us to breach our financial covenants.

Set forth below are calculations of our historical financial ratios that are contained in our financial covenants under Indonesian GAAP as required by our debt agreements.

		As of and for the years ended December 31,
	Ratio Required	2009	2010	2011
		Rp	Rp	Rp	US$
		(Rp in billions, US$ in millions, except percentages)
Financial Position and Comprehensive Income Data:
Short term loan		—	—	1,499.2	165.3
Current maturities from:
Loans payable		1,440.2	3,184.1	3,300.5	364.0
Bonds payable		2,840.7	1,098.1	42.0	4.6
Loans payable—net of current maturities:
Related party		2,192.5	997.0	—	—
Third parties		10,528.8	6,669.8	6,425.8	708.6
Bonds payable—net of current maturities		8,472.2	12,114.1	12,138.4	1,338.6
Unamortized issuance cost, consent solicitation fees and discounts		338.5	336.1	266.1	29.3

Total Debt(1)		25,812.9	24,399.2	23,672.0	2,610.4

Total Assets		55,041.5	52,818.2	52,172.3	5,753.5
Total Liabilities		36,753.2	34,581.7	33,356.3	3,678.5
Total Equity(2)		18,288.3	18,236.5	18,816.0	2,075.0
Operating Income		3,213.0	3,441.4	2,830.1	312.1
Depreciation and Amortization		5,561.4	6,151.9	6,580.8	725.7
EBITDA(3)		8,774.4	9,593.3	9,410.9	1,037.8
Interest Expense(4)		1,808.6	2,080.3	1,700.1	187.5

Financial Ratios:
Debt to Equity ratio(5)	<2.50x	1.41x	1.34x	1.26x	1.26x
Debt to EBITDA ratio(6)	<3.50x	2.94x	2.54x	2.52x	2.52x
EBITDA to Interest Expense ratio(7)	>3.00x	4.85x	4.61x	5.54x	5.54x

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

	For the years ended December 31,
	2009	2010	2011
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
EBITDA under Indonesian GAAP	8,774.7	9,593.3	9,410.9	1,037.8
Adjustments:
Amortization of goodwill	(235.4)	(226.4)	—	—
Interest income	139.0	143.4	81.5	9.0
Financing cost (including interest expense)	(1,873.0)	(2,271.6)	(1,789.7)	(197.4)
Gain (loss) on change in fair value of derivatives—net	(517.7)	(418.1)	58.0	6.4
Others—net	(121.0)	(79.2)	(34.7)	(3.8)
Gain on foreign exchange—net	1,656.4	492.4	36.7	4.0
Income tax expense—net	(677.3)	(357.8)	(249.4)	(27.5)
Depreciation and amortization	(5,561.4)	(6,151.9)	(6,580.8)	(725.7)
Profit attributable to non controlling interest	(56.5)	(76.9)	(97.5)	(10.8)

Profit for the year attributable to owners of the Company under Indonesian GAAP	1,527.8	647.2	835.0	92.1

The following table reconciles our EBITDA under Indonesian GAAP to IFRS for the periods indicated:

	For the years ended December 31,
	2009	2010	2011
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
EBITDA under Indonesian GAAP	8,774.7	9,593.3	9,410.9	1,037.8
Net adjustment to operating lease revenue and expenses	—	—	178.3	19.6
Dealer commissions	—	46.9	4.5	0.5
Deferred connection fees	22.7	11.8	2.3	0.3
EBITDA under IFRS*	8,797.4	9,652.0	9,596.0	1,058.2

*	See “Item 3: Key Information—Selected Financial and Other Data” for reconciliation of our EBITDA under IFRS to our profit attributable to owners of the Company under IFRS.

(4)	“Interest Expense” means, for any period, interest expense on Debt.
(5)

Using IFRS results, Total Debt would be Rp25,807.1 billion, Rp24,399.3 billion and Rp23,672.0 billion (US$2,610.4 million) as of December 31, 2009, 2010 and 2011, respectively, and Total Stockholders’ Equity would be Rp18,574.9 billion, Rp18,702.0 billion and Rp19,455.3 billion (US$2,145.5 million) as of December 31, 2009, 2010 and 2011, respectively, resulting in a Debt to Equity ratio of 139%, 130% and 122% as of December 31, 2009, 2010, and 2011, respectively.

(6)

Using IFRS results, Total Debt would be Rp25,807.1 billion, Rp24,399.3 billion and Rp23,672.0 billion (US$2,610.4 million) as of December 31, 2009, 2010 and 2011, respectively, and EBITDA would be Rp8,797.4 billion, Rp9,652.0 billion and Rp9,596.0 billion for the year ended December 31, 2009, 2010 and 2011, respectively, resulting in a Debt to EBITDA ratio of 294%, 253% and 247% as of December 31, 2009, 2010 and 2011, respectively.

(7)

Using IFRS results, EBITDA would be Rp8,797.4 billion, Rp9,652.0 billion and Rp9,596.0 billion (US$1,058.2 million) for the year ended December 31, 2009, 2010 and 2011, respectively, and Interest Expense would be Rp1,808.6 billion, Rp2,080.3 billion and Rp1,700.1 billion (US$187.5 million) for the year ended December 31, 2009, 2010 and 2011, respectively, resulting in an EBITDA to Interest Expense ratio of 487%, 464% and 564% as of December 31, 2009, 2010, and 2011 respectively.

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions.

The following table summarizes our primary long-term indebtedness (including short term loans) and bonds payable as of December 31, 2009, 2010 and 2011.

	As of December 31,
	2009	2010	2011
	Rp	Rp	Rp	US$
	(Rp in billions, US$ in millions)
Bonds Payable:
Guaranteed Notes Due 2020—net of unamortized discount and unamortized notes issuance cost	—	5,749.6	5,809.6	640.7
Fifth Indosat Bonds—net of unamortized bonds issuance cost	2,587.2	2,589.0	2,591.0	285.7
Seventh Indosat Bonds—net of unamortized bonds issuance cost	1,293.8	1,294.6	1,295.6	142.9
Sixth Indosat Bonds—net of unamortized bonds issuance cost	1,073.0	1,074.6	1,076.4	118.7
Indosat Sukuk Ijarah III—net of unamortized bonds issuance cost and consent solicitation fees	566.4	567.4	568.4	62.7
Indosat Sukuk Ijarah II—net of unamortized bonds issuance cost and consent solicitation fees	398.1	398.5	398.9	44.0
Second Indosat Bonds—net of unamortized consent solicitation fees	199.4	199.3	199.3	22.0
Indosat Sukuk Ijarah IV—net of unamortized bonds issuance cost	199.0	199.1	199.2	22.0
Limited Bonds II issued by Lintasarta	25.0	25.0	25.0	2.7
Limited Bonds I issued by Lintasarta	17.0	17.0	17.0	1.8
Fourth Indosat Bonds—net of unamortized bonds issuance cost	811.0	813.6	—	—
Indosat Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost and consent solicitation fees	283.6	284.5	—	—
Guaranteed Notes Due 2010—net of unamortized notes issuance cost	2,202.7	—	—	—
Guaranteed Notes Due 2012—net of unamortized notes discount and unamortized notes issuance cost	1,018.8	—	—	—
Third Indosat Bonds—net of unamortized bonds issuance cost	637.9	—	—	—

Total bonds payable	11,312.9	13,212.2	12,180.4	1,343.2
Less current maturities—net of unamortized bonds issuance cost and consent solicitation fees	2,840.7	1,098.1	42.0	4.6

Bonds Payable: Non-current portion	8,472.2	12,114.1	12,138.4	1,338.6

Loans Payable (including short term loans):
Related Party—net of unamortized debt issuance cost and consent solicitation fees	2,592.4	1,297,1	2,498.1	275.5
Third parties—net of unamortized debt issuance cost and consent solicitation fee and unamortized debt discount	11,563.3	9,553.9	8,727.5	962.5

Total loans payable	14,155.7	10,851.0	11,225.6	1,238.0
Less current maturities	1,440.2	3,184.2	4,799.8	529.3

Loans payable: Non-current portion	12,715.5	7,666.8	6,425.8	708.7

Indosat Bonds

The specific terms of each of our Second Indosat Bonds, Third Indosat Bonds, Fourth Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds and Seventh Indosat Bonds (the “Indosat Bonds”), are discussed below. The Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari-passu with our other unsecured debt. We agreed to certain covenants in connection with the issuance of the Indosat Bonds, including but not limited to agreeing to maintain:

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

Third Indosat Bonds. On October 22, 2003, we issued our Indosat Bonds III (the “Third Indosat Bonds”). As of January 1, 2010, the only outstanding series of these bonds were the Series B bonds. The Series B bonds had a maturity date of October 22, 2010, a total face value of Rp640.0 billion, bore interest at a fixed rate of 12.875% per annum. Interest on the Third Indosat Bonds was payable on a quarterly basis. On October 22, 2010, we repaid in full the remaining outstanding Third Indosat Bonds.

Fourth Indosat Bonds. On June 21, 2005, we issued our Indosat Bonds IV (the “Fourth Indosat Bonds”). The Fourth Indosat Bonds had a total face value of Rp815.0 billion and matured on June 21, 2011. The Fourth Indosat Bonds bear interest at a fixed rate of 12.0% per annum, payable on a quarterly basis. On June 21, 2011, we repaid in full the remaining outstanding Fourth Indosat Bonds.

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

The net proceeds, after deducting the underwriting fees and offering expenses, were received on July 29, 2010 and used (i) to fund the purchase of the outstanding Guaranteed Notes Due 2010 and Guaranteed Notes due 2012 and any consent solicitation relating to, or redemption of, such notes and (ii) to refinance part of our other existing indebtedness. The notes are unconditionally and irrevocably guaranteed by Indosat.

Based on the notes indenture, we are required to comply with certain conditions, such as maintaining certain financial ratios.

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd as the original lender, and The Royal Bank of Scotland, N.V. (formerly known as ABN Amro Bank, N.V.) as the facility agent, for an export credit facility (the “Export Credit Facility”) in the aggregate principal amount of US$38.0 million. The Export Credit Facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The Export Credit Facility has an interest rate of 4.15% per annum, which was calculated with reference to the commercial interest reference rate for U.S. dollars. Once amounts under the Export Credit Facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The Export Credit Facility contains certain financial covenants. During 2009 and 2010, we paid installments on this facility in the amount of US$7.6 million and US$7.6 million, respectively and in May 2011 we repaid the remaining outstanding balance under this facility.

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

First Syari’ah Ijarah Bonds. On June 21, 2005, we issued our Sukuk Ijarah Indosat I (the “First Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The First Syari’ah Ijarah Bonds had a total face value of Rp285.0 billion and matured on June 21, 2011. Holders of the First Syari’ah Ijarah Bonds received an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee be paid to the holders of the First Syari’ah Ijarah Bonds was Rp34.2 billion per annum. On June 21, 2011, these bonds were paid in full.

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

Bank Central Asia Loan Facilities

On August 28, 2007, we obtained a five-year Rp1,600.0 billion unsecured credit facility from Bank Central Asia (“BCA”) for the repayment of our Syndicated Loan Facility II and the purchase of telecommunications equipment. The loan bears (i) fixed annual interest rates for the first two years (9.75% on the first year and 10.5% on the second year) and (ii) floating interest rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. On September 20, 2007, we obtained an additional credit facility of Rp400.0 billion from BCA. As a result, the aggregate principal amount under our credit facility with BCA is Rp2,000.0 billion. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. On September 27, October 26 and December 27, 2007, we made the first, second and third loan drawdowns totaling Rp2,000.0 billion. Under the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Indosat Bonds. On September 27, 2008, September 25, 2009, September 27, 2010, and September 27, 2011, we paid the first, second, third and fourth semi-annual installment amounting to Rp200.0 billion, Rp200.0 billion, Rp300.0 billion and Rp300.0 billion, respectively.

On September 17, 2008, we entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500.0 billion for the purchase of, and/or the refinancing of debt incurred to purchase, telecommunications equipment. The loan bore interest at 3-month JIBOR plus 2.25% per annum. The repayment of the loan drawdowns were payable annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year. On March 16, 2009, we made the loan drawdown amounting to Rp500.0 billion. Voluntary early repayment (in whole or for any part of the loan) was permitted with a penalty of 1% of the prepaid amount. Based on the loan agreement, we were required to comply with certain covenants, such as maintaining certain financial ratios. On March 16, 2010, we paid the first annual installment amounting to Rp100.0 billion. On October 19, 2010, we made an early repayment of this credit facility, amounting to Rp400.0 billion.

On February 12, 2009, we amended our five-year and three-year BCA credit facility agreements, based on the consent letter received on February 6, 2009, to change the definitions of “EBITDA”, to insert definitions for “Debt”, “Equity”, and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the loan agreement governing this loan facility. On June 8, 2009, we entered into a five-year unsecured credit facility agreement with BCA amounting to Rp1,000.0 billion for the procurement of, and/or the refinancing of debt incurred to purchase, telecommunications equipment. The loan Bore interest at 3-month JIBOR plus 4.00% per annum. The repayment of the loan drawdowns were payable annually, as follows: (a) 10% of the total loan drawdowns in the first and second years, (b) 15% of the total loan drawdowns in the third and fourth years, and

(c) 50% of the total loan drawdowns in the fifth year. On June 25, 2009, we made the loan drawdown amounting to Rp1,000.0 billion. On June 25, 2010, we paid the first annual installment amounting to Rp100.0 billion. Voluntary early repayment (in whole or for any part of the loan) is permitted, subject to a 1% penalty of the prepaid amount, except for prepayment to refinance this credit facility. Based on the loan agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On April 28, 2010, we received a letter from BCA regarding the change of interest rate from 3-month JIBOR plus 4.00% per annum to 3-month JIBOR plus 2.25% per annum, effective on June 25, 2010. On October 19, 2010, we made an early repayment of this credit facility, amounting to Rp900.0 billion.

On February 10, 2011, the Company entered into a credit agreement with BCA for a revolving credit facility with a maximum principal amount of Rp1,000.0 billion to fund the Company’s capital expenditures and general corporate expenditures. This facility is available from February 10, 2011 to February 10, 2014. On December 1, 2011, we entered into an amendment to our credit agreement with BCA to (i) increase the total principal amount available under the revolving credit facility to Rp1,500.0 billion, (ii) change the interest rate for drawdowns to 1-month JIBOR plus 1.25% per annum, from 1-month JIBOR plus 1.40% per annum, and (iii) to provide that the maturity date of loans made under the revolving credit facility shall be no later than February 10, 2014. Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On June 17, 2011, we made our first drawdown of Rp500.0 billion and on July 15, 2011, we repaid Rp300.0 billion of the loan. On December 9, 2011, we made a drawdown of the remaining Rp1,300.0 billion available under the facility.

Bank Mandiri Loan Facilities

On September 18, 2007, we obtained a five-year unsecured credit facility from Bank Mandiri amounting to Rp2,000.0 billion for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of average three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the signing date of the agreement. On September 27 and December 27, 2007, we made the first and second loan drawdowns totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintaining certain financial ratios. On September 27, 2008, September 25, 2009, September 27, 2010 and September 27, 2011, we paid the first, second, third and fourth annual installments, amounting to Rp200.0 billion, Rp200 billion, Rp300 billion and Rp300.0 billion, respectively. On March 23, 2009, we entered into an agreement with Bank Mandiri to amend the definitions of “EBITDA”, to insert new definitions for “Debt”, “Equity”, and “Group” and to change the ratio of Debt to Equity in the loan agreement governing this loan facility.

On July 28, 2009, we entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000.0 billion for general corporate purposes. The loan bears interest at an average rate of 3-month JIBOR plus 4.00% per annum. On July 31, 2009, the Company drew down Rp1,000.0 billion from this credit facility. The repayment of the loan drawdowns are made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years from the first drawdown, (b) 15% of the total loan drawdowns in the third and fourth years from the first drawdown, and (c) 50% of the total loan drawdowns in the fifth year after the signing of the agreement. Voluntary early repayment (in whole or for any part of the loan) is permitted, subject to a 2% penalty of the prepaid amount. Based on the loan agreement, we were required to comply with certain covenants, such as maintaining certain financial ratios. On May 20, 2010, we received a letter from Mandiri regarding the change of interest rate from average 3-month JIBOR plus 4.00% per annum to average 3-month JIBOR plus 2.25% per annum, effective on May 31, 2010. On July 30, 2010, we paid the first annual installment amounting to Rp100.0 billion. On November 15, 2010, we made an early repayment of Rp900.0 billion representing the remaining outstanding balance of loan drawdowns under this credit facility.

On June 21, 2011, we entered into a credit agreement providing for a three-year unsecured revolving credit facility from Bank Mandiri in a maximum principal amount of Rp1,000.0 billion for working capital, capital expenditures and refinancing purposes. On December 5, 2011, we entered into an amendment of the credit agreement with Bank Mandiri to (i) increase the maximum amount available under the loan facility to Rp1,500.0 billion and (ii) change the interest rate for drawdowns to 1-month JIBOR plus 1.25% per annum, from 1-month JIBOR plus 1.40% per annum. This facility is available from June 21, 2011 to June 20, 2014. Each drawdown under this facility has a term of three months, which may be extended a further three months upon the submission of a written application for such an extension by Indosat to Bank Mandiri. Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On August 2, 2011, we made our first drawdown of Rp300.0 billion and on December 14, 2011, we made a drawdown of the remaining Rp1,200.0 billion available under the facility.

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

HSBC Satellite Financing and Loan Facility

On November 27, 2007, we signed two unsecured facility agreements with HSBC France and one unsecured facility agreement with The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC Jakarta”) to finance our new telecommunications satellite. These combined export credit and commercial financing facilities consist of the following:

•

a 12-year term facility agreement amounting to US$157.2 million to finance the payment of 85.0% of the French Content under the Palapa-D satellite contract, plus 100% of the COFACE Premium, as such terms are defined in the facility agreement. The loan bears fixed annual interest at a fixed rate of 5.69% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010, March 29, 2011 and September 29, 2011, we paid the first, second, third and fourth semi-annual installments amounting to US$7.9 million each;

•

a 12-year term facility agreement amounting to US$44.2 million to finance the payment of 85.0% of the amounts payable under the Launch Service Contract (as defined in the term facility agreement) with respect to our Palapa D Satellite. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 0.35% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010, March 29, 2011 and September 29, 2011, we paid the first, second, third and fourth semi-annual installments amounting to US$2.2 million each; and

•

a nine-year Commercial Facility Agreement amounting to US$27.0 million to finance the construction and launch of the satellite and the payment of the premium associated with the medium-long term buyer credit insurance policy issued in connection with the Sinosure Facility. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 1.45% per annum, which is payable semi-annually. On March 10, 2008, HSBC Jakarta transferred its rights and obligations under the Commercial Facility Agreement to PT Bank CIMB Niaga Tbk and Bank of China Limited, Jakarta Branch. On November 27, 2009 we paid the first semi-annual installment amounting to US$1.4 million. On May 27, November 29, 2010, May 26, 2011 and November 28, 2011, we paid the second, third, fourth and fifth semi-annual installments, respectively, amounting to US$1.4 million each.

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

In addition, on July 20, 2005, the Company entered into a Corporate Facility Agreement with HSBC, which has subsequently been amended several times, to finance our short term working capital needs. The facility consists of a combined limit in the amount of US$30.0 million, comprising a revolving loan facility with a limit of US$30.0 million (including revolving loans denominated in rupiah of up to Rp255.0 billion) and an overdraft facility with a limit of US$2.0 million (including a Rupiah-denominated overdraft facility of up to Rp17.0 billion). The expiration date of the facility is April 30, 2012. We have not drawn on this facility as of December 31, 2011.

ING/DBS Syndicated Loan Facility

On June 12, 2008, we entered into a US$450.0 million syndicated loan facility with 13 banks and financial institutions, with ING Bank N.V., Singapore Branch and DBS Bank Ltd. serving as arrangers. The amount of interest to be paid on the outstanding amount of the loan will be the aggregate of (i) the applicable margin of 1.85% per annum for non-Indonesian lenders or 1.90% per annum for lenders resident in Indonesia and (ii) LIBOR. The repayment of the loan drawdowns will be made in semi-annual installments commencing June 12, 2011. On June 10, 2011 and December 12, 2011 we made our first and second semi-annual repayments amounting to US$112.5 million and US$108.0 million, respectively. On February 24, 2009, we entered into an agreement with the majority lenders to amend the definitions of “Debt”, “EBITDA”, and “Equity” and the ratio of Debt to Equity in our ING/DBS Syndicated Loan Facility. Pursuant to the terms of the ING/DBS Syndicated Loan Facility agreement, as amended by the deed of amendment, we have agreed to certain covenants, including but not limited to the following maintenance covenants:

•	a ratio of total debt to EBITDA of less than 3.5 to 1;

•	a total debt to equity ratio of 2.5 to 1; and

•	a ratio of EBITDA to interest expense, as reported as at the end of each financial year and as at the end of each of first three quarters of our financial year, of at least 2.5 to 1.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a) 25% of the total loan drawdowns in the third year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns on the sixth month after the first repayment date, (c) 8% each of the total loan drawdowns on the 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns on the 24th month after the first repayment date.

On September 26 and October 30, 2008, the Company received the first and second drawdowns from this credit facility totaling US$450.0 million. As of December 31, 2011, the outstanding balance owed on this facility totaled US$229.5 million.

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

The credit facilities consist of facilities A, B and C with maximum amounts of US$100.0 million, US$155.0 million and US$60.0 million, respectively. Facility A bears interest at LIBOR plus 0.25% per annum, together with SEK funding costs and an EKN premium margin. Facility B and Facility C bear interest at 0.05% per annum plus 2.60% per annum plus the EKN Premium Margin. The repayment of each of facilities A, B and C shall be made in fourteen installments starting six months after May 31, 2009, February 28, 2010 and November 30, 2010, respectively. Based on the agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios, which are substantially the same as the covenants under the ING/DBS Syndicated Loan Facility. In addition, we are required to maintain a minimum consolidated equity of at least Rp5,000.0 billion. As of December 31, 2011, we have drawn US$100.0 million, US$155.0 million and US$60.0 million from facilities A, B and C, respectively.

On November 30, 2009, May 27, 2010, November 30, 2010, May 27, 2011 and November 30, 2011, the Company paid the first, second, third, fourth and fifth semi-annual installments, respectively, for Facility A amounting to US$7.1 million each. On August 28, 2010, February 28, 2011 and August 25, 2011, the Company paid the first, second, and third semi-annual installment for Facility B amounting to US$11.1 million each. On May 27, 2011 and November 30, 2011, we paid the first and second semi-annual installment for Facility C amounting to US$4.3 million each.

Lintasarta

Lintasarta’s long-term debt comprises of certain investment credit facilities from CIMB Niaga Tbk, formerly PT Bank Niaga Tbk and unsecured limited bonds. As of December 31, 2011, the investment credit facility from CIMB Niaga totaled Rp22.5 billion, and the outstanding bonds totaled Rp42.0 billion.

Investment Credit Facility V. On July 10, 2007, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp50.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate for one-month certificates of Bank Indonesia plus 2.25% per annum. We commenced quarterly repayment of the principal on October 10, 2008 in the amount of Rp5.0 billion. On January 10, 2011, this facility was fully repaid.

Investment Credit Facility VI. On February 24, 2009, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp75.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears fixed annual interest at a fixed rate of 14.50% per annum (subject to change by CIMB Niaga based on market conditions), which is payable quarterly. The maturity date of the loan is August 24, 2012. The total outstanding principal amount of the loan as of December 31, 2011 was Rp22.5 billion, which is scheduled to be repaid in three installments on February 24, May 24, and August 24, 2012. On February 24, 2012, Lintasarta paid the first installment of Rp7.5 billion.

Limited Bonds I. On June 2, 2003, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp40.0 billion, including our portion of Rp9.6 billion. Such limited bonds are unsecured and had an initial maturity date of June 2, 2006. The bonds bear interest at the fixed rate of 16.0% per annum for the first year and floating interest rates for the following years based on the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia

(Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3.0% margin, with a maximum rate of 19.0% per annum and a minimum rate of 11.0% per annum. Interest is payable quarterly from September 2, 2003. On June 14, 2006, Lintasarta agreed with the holders to extend the maturity date from June 2, 2006 to June 2, 2009 and the nominal value of the limited bonds became Rp34.9 billion, including our portion of Rp9.6 billion. On June 2, 2009, Lintasarta repaid a portion of the limited bonds amounting to Rp8,303 million. On August 25, 2009, the agreement governing the Limited Bonds I was amended to amend the face value of the bonds to become Rp26.6 billion, including our portion of Rp9.6 billion, extend the maturity date to June 2, 2012 and to amend the floating interest rate to be based on JIBOR plus 4%, not to exceed 19%, with a minimum floating interest rate of 12.75%. On December 28, 2011, Lintasarta repaid a portion of the limited bonds amounting to Rp9.6 billion, which is our portion. On February 29, 2012, Lintasarta repaid the remaining Rp17.0 billion outstanding under these bonds.

Limited Bonds II. On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66.2 billion, including our portion of Rp35.0 billion. The limited bonds represent unsecured bonds which were originally set to mature on June 14, 2009 and bore interest at the floating rates determined using the average 3 month rupiah time deposit rates with PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a fixed premium of 3.0%. The maximum limit of the floating rates was 19.0% per annum and the minimum limit was 11.0% per annum. The interest is payable on a quarterly basis starting September 14, 2006. The proceeds of the limited bonds were used for capital expenditure to expand Lintasarta’s telecommunications peripherals.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the limited bonds.

On June 14, 2009, Lintasarta paid a portion of the Limited Bonds amounting to Rp6.2 billion. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60.0 billion, including our portion of Rp35.0 billion, to June 14, 2012 and to increase the minimum limit of the floating interest rates 12.75%. On August 25, 2009, the Limited Bonds II agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized. On December 28, 2011, Lintasarta repaid Rp35.0 billion of the Limited Bonds amounting to Rp35.0 billion, which is our portion. Subsequently, on February 29, 2012, Lintasarta repaid the remaining Rp25.0 billion outstanding under the Limited Bonds.

Dividend Practice

Our shareholders determine dividend payouts at the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2009, 2010 and 2011 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2008, 2009 and 2010, respectively. We intend to continue to recommend paying dividends in such amounts to allow us to meet sound financial governance and investor expectations.

Capital Resources

We believe that our cash flow from operations and drawings from our existing credit facilities will provide sufficient financing for our anticipated capital expenditures, anticipated debt repayment and interest obligations and other operating needs under our current business plan. In addition, if completed, we expect to apply a portion of the cash proceeds from the Tower Sale Transaction towards funding capital expenditures, repayment of outstanding debt and general corporate purposes. However, we face liquidity risks if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios.

In the event we cannot finance our planned capital expenditures with internally generated cash flows, we may seek external sources of funding. Our ability to raise additional debt financing will be subject to certain covenants in our existing indebtedness. We cannot assure you that we will be able to obtain suitable financing arrangements (including vendor or other third-party financing) for our planned capital expenditures. In the event that we are unable to find such additional external funding sources, we may elect to reduce our planned capital expenditures. Such reduction in planned capital expenditures may have an adverse effect on our operating performance and our financial condition.

Capital Expenditures

Historical Capital Expenditures

From January 1, 2009 through December 31, 2011, we had capital expenditures totaling Rp24,011.2 billion (US$2,647.0 million), which were primarily used to purchase equipment and services from foreign suppliers in connection with the development of our cellular network. We had capital expenditures of Rp6,911.6 billion (US$762.2 million) during the year ended December 31, 2011, with such investment predominantly focused on optimizing and enhancing the capacity and quality of our existing cellular, fixed and MIDI network and telecommunications infrastructure.

Capital Expenditures for 2012

Under our capital expenditure program for our various businesses, our planned capital expenditures are less than the amounts spent in 2009 but slightly more than the amounts spent in each of 2010 and 2011. Our capital expenditure program currently focuses on optimizing and enhancing the capacity and quality of our existing cellular, fixed and MIDI network and telecommunications infrastructure. For the years ended December 31, 2009, 2010 and 2011, our actual consolidated capital expenditures totaled Rp11,584.5 billion, Rp5,515.0 billion and Rp6,911.6 billion (US$762.2 million), respectively. During 2012, we intend to allocate approximately Rp6,722.1 billion (US$741.3 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2012 for capital expenditure commitments in prior periods, will result in approximately Rp7,638.9 billion (US$842.4 million) total actual capital expenditures for 2012. We intend to allocate our capital expenditures for 2012 as follows:

•	Cellular network investment: We plan to apply a large majority of our capital expenditures to finance the continued enhancement and expansion of the capacity and coverage of our cellular network.

•

Other investment: We plan to invest the remainder of our capital expenditures budget in non-cellular network areas and continue to provide them with voice, long-distance and MIDI services and make improvements to our backbone.

The foregoing amounts represent our budgeted investment plans; actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately at least 20.0% of our budget. As of December 31, 2011, we had commitments for capital expenditures of Rp2,012.1 billion (US$221.9 million), primarily relating to the enhancement and expansion of the capacity and coverage of our cellular network.

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

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. We expect to continue to finance our capital expenditures through such sources. In addition, if completed, we expect to apply a portion of the cash proceeds from the Tower Sale Transaction towards funding capital expenditures. Completion of the Tower Sale Transaction is subject to various approvals including those of certain of our bondholders and lenders and Tower Bersama’s shareholders. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2012, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

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

Goodwill and Other Intangible Assets

The consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method of accounting which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Estimated Useful Lives and Impairment of Property and Equipment

We estimate the useful lives of our property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any period will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property and equipment will increase the recorded operating expenses and decrease non-current assets. An extension in the estimated useful lives will decrease the recorded operating expenses and increase non-current assets.

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that we are not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Estimation of Pension Cost and Other Employee Benefits

The cost of our defined benefit plan and present value of our pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist of, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. Due to the complexity of valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

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

Estimating Allowance for Impairment Losses on Receivables

If there is objective evidence that an impairment loss has been incurred in trade receivables, we estimate the allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposure of our customers which are grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

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

Leases

We are a party to various lease agreements either as a lessee or a lessor in respect of certain property and equipment. As provided in IAS 17, “Leases,” a lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership and as an operating lease if it does not.

As a lessee, our finance leases are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statement of comprehensive income. An asset subject to a finance lease is depreciated over its useful life. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The current portion of obligations under finance leases are presented as part of Other Current Financial Liabilities. In contrast, operating lease payments are recognized as an operating expense in the consolidated statement of comprehensive income on a straight-line basis over the lease term.

We have classified a number of our tower leases as finance leases due to the fact that these leases meet at least one of the eight factors set out in IAS 17 to be considered when determining whether substantially all the risks and rewards incidental to ownership have been transferred. All of our other leases are classified as operating leases.

As a lessor, our finance leases are presented as a Finance Lease Receivable in an amount equal to the net investment in the lease in our statement of financial position. The current portion of Finance Lease Receivable is presented as part of Other Current Financial Assets—Net. Selling profits or losses are recognized in the period during which such sale was made, in accordance with the policy followed by us for outright sales.

We have classified a number of our tower leases as finance leases due to the fact that these leases meet at least one of the eight factors set out in IAS 17 to be considered when determining whether substantially all the risks and rewards incidental to ownership have been transferred. All of our other leases are classified as operating leases.

The classification of leases under which we are either a lessee or a lessor requires that we make judgments and estimates in determining whether substantially all of the risks and rewards incidental to ownership of the leased assets have been transferred. While we believe our classification of certain of our tower leases as finance leases is reasonable and appropriate, we continue to evaluate the most appropriate treatment of these tower leases.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2011

Please see Note 2—Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 19 for a discussion of new accounting standards that will become effective subsequent to December 31, 2011 and their anticipated impact on our consolidated financial statements for the current and future periods.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2009, 2010 and 2011, we did not conduct significant research and development activities.

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

In January and December 2011, the Company and Lintasarta, respectively, each introduced an organizational restructuring which forms part of our transformation program that began in 2009 to increase the our productivity and improve our longer-term operating results. We and Lintasarta each offered special compensation packages to employees who meet certain criteria as determined by us and Lintasarta respectively, and who opted to end their employment relationship with the us or Lintasarta, respectively, as part of such organizational restructuring under our and Lintasarta’s voluntary separation scheme (“VSS Program”). As of December 31, 2011, there were 994 and 54 employees of the Company and Lintasarta, respectively, who participated in the VSS Program.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2011, we had contractual obligations in the amount of US$1,442.4 million in U.S. dollar denominated contracts and Rp14,668.2 billion in Indonesian rupiah-denominated contracts. The U.S. dollar denominated contractual obligations require payments totaling US$279.8 million in 2012, US$301.3 million from 2013 to 2014 and US$131.2 million from 2015 to 2016 and US$730.1 million from 2017 and thereafter. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp4,567.9 billion in 2012, Rp5,913.3 billion from 2013 to 2014, Rp1,383.0 billion from 2015 to 2016 and

Rp2,804.0 billion from 2017 and thereafter. The table below sets forth information relating to certain of our contractual obligations as of December 31, 2011:

	Payments due by the periods ending December 31
	Total		2012		2013-2014		2015-2016		2017 and thereafter
	Rp	US$	Rp	US$	Rp	US$	Rp	US$	Rp	US$
	(Rp in billions and US$ in millions)
Contractual obligations:
Loans payable (including short term loans)(1)	5,456.8	653.8	3,522.5	141.2	1,934.3	301.3	—	131.2	—	80.1
Bonds payable(1)	6,392.0	650.0	42.0	—	3,688.0	—	1,092.0	—	1,570.0	650.0
Obligation under finance lease	1,160.4	—	145.4	—	291.0	—	291.0	—	433.0	—
Purchase obligations	834.5	129.9	834.5	129.9	—	—	—	—	—	—
Other non-current liabilities(2)	824.5	8.7	23.5	8.7	—	—	—	—	801.0	—

Total contractual cash obligations	14,668.2	1,442.4	4,567.9	279.8	5,913.3	301.3	1,383.0	131.2	2,804.0	730.1

(1)	These amounts exclude the related contractual interest obligations and have been calculated under the assumption that the options related to any loans and bonds payable are not exercised.
(2)	These amounts exclude committed expenditures with respect to leases entered into in connection with the Tower Sale Transaction, which are contingent on the closing of the Tower Sale Transaction.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards.

Board of Commissioners

Our Board of Commissioners consists of ten members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be nominated by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market and Financial Institution Supervisory Agency, or BAPEPAM-LK, and Indonesia Stock Exchange rules, four commissioners have been designated as Independent Commissioners: George Thia Peng Heok, Alexander Rusli, Soeprapto S.IP and Chris Kanter. On October 14, 2011, Mr. Parikesit Suprapto resigned from the Board of Commissioners, effective December 13, 2011. As of April 23, 2012, our Board of Commissioners consisted of nine members as listed below:

Name	Age	Commissioner Since	Position
Abdulla Mohammed S.A. Al Thani	52	2008	President Commissioner
Dr. Nasser Mohammed Marafih	51	2008	Commissioner
Richard Farnsworth Seney	57	2009	Commissioner
Rachmat Gobel	49	2008	Commissioner
Rionald Silaban	46	2008	Commissioner
George Thia Peng Heok	63	2008	Independent Commissioner
Alexander Rusli	41	2010	Independent Commissioner
Soeprapto S.IP	65	2005	Independent Commissioner
Chris Kanter	60	2010	Independent Commissioner

Set forth below is a brief biography of each of our Commissioners.

Sheikh Abdulla Mohammed S.A Al Thani has been the President Commissioner since August 2008. Sheikh Abdulla is currently the Chairman of the Board of Directors of Qatar Telecom (Qtel) and the Qtel Group. In his capacity as Chairman, Sheikh Abdullah represents a wide range of business skills, experience and knowledge. He has helped enhance Qtel’s corporate governance system to ensure Qtel is directed and controlled in line with international practices, thereby reinforcing both corporate accountability and the sustained creation of shareholder wealth. Sheikh Abdulla has previously held several high profile positions in Qatar including the Chief of the royal Court (Amiri Diwan), a role he filled from 2000 to 2005. His Excellency enjoys the status of a minister, and he is also a member of the Qatari Planning Council. He graduated as a Pilot in the British Army Air Corps and completed his studies at the Senior Military War College for the Armed Forces in the United States of America.

Dr. Nasser Mohammed Marafih has been a Commissioner at Indosat since August 2008 and is the Chairman of the Remuneration and Budget Committee. Dr. Marafih is the Chief Executive Officer (CEO) of the Qtel Group. He began his career at Qatar Telecom (Qtel) in 1992 as an expert advisor from the University of Qatar and was involved in the introduction of the first GSM service in the Middle East in February 1994. Dr. Marafih has spearheaded Qtel’s global growth in recent years, including Qtel’s acquisition of Wataniya Telecom, its strategic deal with AT&T to gain an equity stake in NavLink, Qtel’s strategic partnership with ST Telemedia in Singapore, as well as the company’s purchase of a controlling stake in Indosat. Dr. Nasser sits on the board of Directors of the GSM Association, which represents the interests of the worldwide mobile communications. Dr. Marafih holds a Bachelor of Science in Electrical Engineering, a Master of Science and a Ph.D. in Communication Engineering, all from George Washington University in the United States.

Richard Farnsworth Seney has been a Commissioner since June 2009. Mr. Seney has served as Chief Operating Officer of Qtel International (QI) from 2007 to 2011, President and Chief Executive Officer of MCT Corp. (including predecessors) from 1992 to 2007, Executive Vice President and General Manager of MCT Investors, L.P. from 1987 to 2002, and Executive Vice President and Chief Financial Officer of Charisma Communications Corporation from 1985 to 1987. Mr. Seney received a Bachelor degree in Commerce from the University of Virginia McIntire School of Commerce.

Rachmat Gobel has been a Commissioner since 2008. Currently he is the Chairman of the Gobel Group of companies that has operations in manufacturing, trading, services, integrated logistics management as well as food and hospitality, including industrial catering. In 1960, Gobel Group entered into a technical assistance agreement with Panasonic Corporation (formerly Matsushita Electric Industrial Co., Ltd.), one of the world’s leaders in electronics and electrical goods. Since 1970 Gobel Group has been the Indonesian joint venture partner of Panasonic Mr. Gobel also holds other high level positions) including as a Commissioner of PT Smart Tbk., the Vice Chairman of the Board of Advisors of the Indonesian Chamber of Commerce and Industry (KADIN Indonesia/Kamar Dagang dan Industri Indonesia), the Vice Chairman of the Employers Association of Indonesia (APINDO/Asosiasi Pengusaha Indonesia), and the Chairman of the Federation of Electronic & Telematics Association (F.GABEL). He has also been appointed as a member of the National Innovation Committee (KEN/Komite Inovasi Nasional) by President Susilo Bambang Yuhoyono. Mr. Gobel graduated with a Bachelor of Science degree in International Trade from Chuo University, Tokyo in 1987 and was awarded an Honorary Doctorate Degree from Takushoku University, Tokyo, Japan in 2002. In 2009, he received the prestigious “Distinguished Engineering Award in Manufacturing Technology” in the Field of Manufacturing Technology” (“Perekayasa Utama Kehormatan dalam Bidang Teknologi Manufaktur”) from the Agency for the Assessment and Application Technology (BPPT/Badan Pengkajian dan Penerapan Teknologi). In 2009, he also received the “BNSP-Competency Award” from the National Agency for Certification of Professions (BNSP/Badan Nasional Sertifikasi Profesi), Ministry of Manpower and Transmigration of the Republic of Indonesia. In 2011, he received the prestigious “Asian Productivity Organization Regional Award”, for his contributions to improving productivity in Indonesia’s industry sector and demonstrating the significant role of private-sector leaders in introducing sustainable development through Green Productivity and forging strategic partnerships with the rest of Asia and the Pacific, from the Asian Productivity Organization, Tokyo, Japan. Mr. Gobel is also actively involved in numerous social activities, including the Indonesian Red Cross.

Rionald Silaban, has been a Commissioner since June 2008 and was appointed as a member of the Risk Management Committee in the same year. He currently serves as Senior Advisor to the Minister of Finance and, since 2008, as the Director of the Center for Policy Analysis and Harmonization of the Ministry of Finance in Indonesia. In the past he held several positions including Director of Fiscal Risk Management of the Ministry of Finance from 2006 to 2008, Senior Advisor at the World Bank in Washington D.C., U.S. from 2004 to 2006, Division Head in Secretariat General of the Ministry of Finance from 2002 to 2004, Head of the Assets Monitoring Division of the Indonesian Banking Restructuring Agency from 2000 to 2002, Division Head for Financial Service of the Legal Bureau of the Ministry of Finance from 1998 to 2000, Deputy Director for Privatization of Directorate General State-Owned Enterprise of the Ministry of Finance from 1997 to 1998, Head of Section of the Legal Bureau of the Ministry of Finance from 1994 to 1997 and Head of Secretariat for Privatization Committee of Ministry of Finance from 1994 to 1997. Mr. Silaban received a law degree from the University of Indonesia in 1989 and a LL.M. degree from the Georgetown University Law Center, Washington D.C. in the United States, in 1993.

George Thia Peng Heok has been an Independent Commissioner since June 2008 and Chairman of the Audit Committee since July 2008. Mr. Thia currently serves as Director/Consultant in Asiainc Private Limited. In the past he has held several positions including as Consultant/Director, Strategic Advisory Private Limited from 2003 to 2006, Executive Chairman, MediaStream Limited from 1999 to 2003, Director/Consultant, Phoenix Capital Private Limited from 1995 to 1998, Executive Chairman, Asia Matrix Limited from 1993 to 1995, Managing Director, Lum Chang Securities Private Limited from 1991 to 1993, Managing Director, Sun Hung Kai Securities Private Limited from 1989 to 1991, Managing Director, Merrill Lynch International Bank Limited from 1987 to 1989, Executive Director/Partner, Kay Hian Private Limited from 1985 to 1987 and Managing Director, Morgan Grenfell (Asia) Limited from 1975 to 1985. Mr. Thia is a Certified Public Accountant and a Fellow Member of both the Chartered Association of Certified Accountants (United Kingdom) and the Singapore Institute of Directors.

Alexander Rusli has been an Independent Commissioner since January 2010 and currently serves as member of our Remuneration Committee. Mr. Rusli is a Managing Director in Northstar Pacific, a Private Equity fund which focuses on Indonesian opportunities. Mr. Rusli is also an independent commissioner of PT Krakatau Steel (Persero), the majority state-owned company that is the largest producer of steel products in Indonesia and are of the largest steel producers in Southeast Asia. He was formerly Expert Advisor to the Minister for State-Owned Enterprises, with oversight of 140 State-owned enterprises and more than 500 subsidiaries. Prior to such time, he was an Expert Advisor to the Minister of Communications and Information Technology, where he was involved in the formulation of policy and regulation in the Telecommunication, Media and Postal industries. Prior to his posts in government, Mr. Rusli has also held a position as a Principal Consultant for Pricewaterhouse Coopers Management Consulting, Indonesia.

Soeprapto S.IP has been an Independent Commissioner and a member of the Audit Committee since June 2005. In the past, Mr. Soeprapto has held several positions, including as Assistant Personnel to the Army Chief of Staff of the Republic of Indonesia from 2000 to 2001, and currently serves as a Commissioner of each of PT Padangbara Sukses Makmur, since 2008, and PT Sawit Kaltim Lestari since 2010. Mr. Soeprapto earned a degree in Political Science from the Terbuka University, Jakarta and participant of the Regular Course (KRA 29) in 1996 at the Indonesian National Resiliance Institute (LEMHANAS).

Chris Kanter has been Independent Commissioner since January 2010. Mr. Kanter is an Indonesian businessman and business community leader, who is at the forefront of the national economic reform agenda in Indonesia. A trained engineer, he is the Chairman and Founder of Sigma Sembada Group, a major turnkey contractor, with operations in the transportation and logistics segments as well. In 2011 he was appointed by the President of Indonesia to serve as a member of National Economic Council. Mr. Kanter also serves as Chairman of the Board of Founders of the Swiss German University, Vice Chairman of National Board of the Employers Association of Indonesia (APINDO), Chairman of Board of Founders of the Global Entrepreneurship Program Indonesia and Vice President Commissioner of PT. Bank BNP Paribas Indonesia. Mr. Kanter also served as a member of the Peoples Consultative Congress (MPR) of the Republic of Indonesia from 1998 to 2002. Mr. Kanter is a graduate of the Faculty of Engineering, Trisakti University, Indonesia.

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

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be nominated by the holder of the one Series A share. As of December 31, 2011, our Board of Directors consisted of five members as listed below:

Name	Age	Director Since	Position
Harry Sasongko Tirtotjondro	52	2009	President Director & Chief Executive Officer
Fadzri Sentosa	48	2007	Director & Chief Wholesale and Infrastructure Officer
Curt Stefan Carlsson	40	2011	Director & Chief Financial Officer
Hans Christiaan Moritz	57	2011	Director & Chief Technology Officer
Laszlo Imre Barta	43	2010	Director & Chief Commercial Officer

Set forth below is a brief biography of each of our Directors:

Harry Sasongko Tirtotjondro was appointed as President Director & Chief Executive Officer in August 2009. Mr. Sasongko has previously held the positions of President Director and Chief Executive Officer of GE Consumer Finance from 2005 to 2009, where he was recognized as one of Indonesia’s top 10 best CEOs in 2008 by the SWA Magazine & Synovate awards. From 1998 to 2005, he was a member of the Lippo Group, where he served as Managing Director of Lippo Bank & Matahari Retail. He was formerly the Managing Director of the Consumer Banking of PT Bank Tiara Asia from 1995 to 1998, and was Director at Citibank, N.A. and PT Citicorp Finance in 1998. Mr. Sasongko earned a Bachelor’s degree in Civil Engineering from Bandung Institute of Technology Indonesia, a Master of Science degree from the Ohio State University in the United States, and is a Chartered Financial Consultant (ChFC), obtained from the Singapore College of Insurance / American College in the United States.

Fadzri Sentosa was appointed as a Director in June 2007 and as Director & Chief Wholesale and Infrastructure Officer in June 2009. Currently, Mr. Sentosa is a member of the Board of Commissioners of PT Aplikanusa Lintasarta. Mr. Sentosa has previously held various positions with us, including as member of the Board of Commissioners of PT Indosat Mega Media from 2005 to 2009, Group Head of National Card and Channel Management from 2006 to 2007, Senior Vice President of Commerce, Jabotabek Region from 2005 to 2006 and Senior Vice President of Cellular Sales from 2003 to 2004, member of the Board of Directors of Satelindo in 2003 and a member of the Board of Director of IM3 from 2002 to 2003. Mr. Sentosa received a Master degree in International Business Management from the University of Technology, Sydney in 2001 and a Bachelor degree in Telecommunications Engineering from the Bandung Institute of Technology in 1986.

Curt Stefan Carlsson was appointed as Director & Chief Financial Officer in September 2011. Mr. Carlsson has previously held various positions, including Chief Operations Advisor at wi-tribe Philippines since January 2011, he held a transitional advisory role at Telenor Asia from August 2010 to December 2010, Chief Financial Officer at DiGi.Com Bhd and at DiGi Telecommunications Sdn Bhd, Selangor, Malaysia from November 2006 to July 2010, Chief Financial Officer at Telenor Pakistan Pvt. Ltd (TP) from June 2004 to October 2006, Chief Financial Officer at Telenor Mobile Sverige (TMS), Sweden, from August 2001 to May 2004, Chief Financial Officer at Mobyson, Norway from May 2000 to July 2001 and an Auditor at PriceWaterhouse Coopers, Sweden, from September 1997 to April 2000, He holds a MSc degree in Business and Economics from the University of Uppsala, Sweden in 1997.

Hans Christiaan Moritz was appointed as Director & Chief Technology Officer in February 2011 and assumed his duties on May 1, 2011. Mr. Moritz has 25 years experience in the Mobile Telecom industry and has previously held various positions, including Head Corporate Project Officer at Vodafone India from 2009 to 2011, Group Operations Director Africa/Chief Technology Officer at Zain from 2006 to 2009, Chief Technology Officer at Zain Uganda from 2004 to 2006, Chief Operating Officer at KPN Internet, from 2003 to 2004, General Manager of the Business Unit Broadband Network at KPN Telecom from 2001 to 2003, Chief Operating Officer at BASE and from 1998 to 2000, Operations Director Asia (based in Indonesia) at KPN Asia from 1994 to 1997. Mr. Moritz received a Master degree in Mathematics in 1986 and various Bachelor degrees, i.e Electronics in 1978, Feedback and Control Systems in 1984 and Water Management in 1984.

Laszlo Imre Barta was appointed as Director & Chief Commercial Officer in May 1, 2010. He was formerly the Deputy Chief Marketing Officer of Grameenphone in Bangladesh. He spent more than four years at Grameenphone in Bangladesh, during which time he developed and led the rollout of the business market strategy, established and led the SME department, and served as Sales Director. Prior to being seconded to Grameenphone by the Telenor Group, Mr. Barta was at Pannon GSM in Hungary, where he headed the Corporate Clients department. Before Pannon, Mr. Barta was with Ericsson Hungary where he led the sale of handsets and accessories to local Hungarian mobile operators. He joined Ericsson from Philip Morris, where he started his career in Sales. Mr. Barta received a Postgraduate Award in Management Studies from the Szamalk Open Business School, Budapest in 2004 and has degrees in Accounting and Landscape Architecture & Engineering from Hungarian universities.

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

Compensation of Commissioners and Directors

For their services, our Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The net amount of remuneration paid to our Commissioners and Directors for the year ended December 31, 2011, including basic compensation and short and long-term incentives, was Rp39.4 billion (US$4.3 million).

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

For the year ended December 31, 2011, we, Lintasarta and IM2 incurred a total benefit of Rp48.1 billion for pension, post-retirement benefits (i.e., benefits under Labor Law 13) and post-retirement healthcare for our employees. As of December 31, 2011, we and Lintasarta also recognized total prepaid pension costs of Rp105.3 billion, while we, Lintasarta and IM2 recognized total accrued liability of post-retirement benefits and post-retirement healthcare of Rp767.7 billion. For more information about our pension plan, including the total amount set aside to provide pension, retirement or similar benefits, see Note 21 and Note 28 to our audited consolidated financial statements.

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

On June 5, 2008, George Thia Peng Heok was appointed as Chairman of the Audit Committee. As of December 31, 2011, the members of our Audit Committee were George Thia Peng Heok (Chairman), Soeprapto S.IP, Chris Kanter, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon. BAPEPAM-LK regulations require at least two outside persons to serve as members of the Audit Committee. As of December 31, 2011, two of the members of our Audit committee, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon, were independent outside Commissioners. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners and is attached hereto as Exhibit 15.14.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. As of December 31, 2011, the members of our Remuneration Committee were Dr. Nasser Mohammed Marafih (Chairman), Alexander Rusli and Soeprapto S.IP. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluates potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2011, the members of our Risk Management Committee were Rachmat Gobel (Chairman), George Thia Peng Heok, and Rionald Silaban. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Budget Committee

Our Budget Committee assists the Board of Commissioners in performing the Board’s supervisory and advisory duties by reviewing and giving its recommendations to the Board in relation to the Company’s strategic plans, the annual work plan and budget (which includes the capital expenditure plan). As of December 31, 2011, the members of our Budget Committee were Dr. Nasser Marafih (Chairman), George Thia Peng Heok and Richard Farnsworth Seney.

Employees

As of December 31, 2011, on a consolidated basis, we employed 4,461 employees, 3,855 of whom were permanent employees and 606 of whom were non-permanent employees. As of December 31, 2011, excluding seconded employees, our subsidiaries employed approximately 1,007 permanent employees. As of December 31, 2011, our permanent employees included 900 managerial-level employees (employees with the rank of manager or higher) and 1,948 non-managerial employees, compared to 787 managerial-level employees and 3,046 non-managerial employees as of December 31, 2010, and 735 managerial and 3,152 non-managerial employees as of December 31, 2009. Our turnover rate for employees during 2011 was 25.79% per annum, representing an increase from 2.37% in 2010. This increase was primarily attributable to the implementation of our VSS Program during the first and second quarters of 2011, in which 994 employees opted to participate and therefore terminate their employment relationship with the Company. As a result, as of December 31, 2011, our employees had worked for us for an average of 12.01 years.

In January and December 2011, the Company and Lintasarta, respectively, each introduced an organizational restructuring which forms part of our transformation program that began in 2009 to increase the our productivity and improve our longer-term operating results. We and Lintasarta each offered special compensation packages to employees who meet certain criteria as determined by us and Lintasarta respectively, and who opted to end their employment relationship with the us or Lintasarta, respectively, as part of such organizational restructuring under our and Lintasarta’s voluntary separation scheme (“VSS Program”). As of December 31, 2011, there were 994 and 54 employees of the Company and Lintasarta, respectively, who participated in the VSS Program.

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

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi

Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2011, we insured 1,529 permanent employees through a fully-funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10.0% to 13.33% of their base salaries to the plan. We then make a contribution to the plan equivalent to 50% of each employee’s contribution.

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

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2011, our issued and fully paid capital was divided into 1 Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. The Government, through the Ministry of State-Owned Enterprises, owns the 1 Series A share and has special voting rights, and owns 776,624,999 Series B shares representing 14.29% of our shares. Qtel Asia owns 3,031,528,000 Series B shares and 500,528,600 Series B shares underlying our American Depositary Shares, or a total of 3,532,056,600 Series B shares representing 65% of our shares. SKAGEN AS owns 128,077,500 Series B shares and 3,548,419 Series B shares underlying our American Depositary Shares, or a total of 305,498,450 Series B shares representing 5.62% of our shares. As of December 31, 2011, 42,347,850 of our ordinary shares underlying our American Depositary Shares, (excluding those owned by Qtel Asia and SKAGEN), representing in aggregate approximately 0.78% of our outstanding shares, and 777,405,600 Series B shares (excluding those owned by Qtel Asia and SKAGEN) representing 14.30% of our shares were held by the public. Because many of our Series B shares and American Depositary Shares were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.

The following table sets forth information as of December 31, 2011 regarding (i) persons known to us to own more than 5.0% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	Qtel Asia(1)	3,532,056,600	65.00
Series B	Government	776,624,999	14.29
Series B	SKAGEN AS	305,498,450	5.62
Series B	Fadzri Sentosa	*	*

*	Less than 1.0%
(1)	Qtel Asia is wholly owned by Qtel.

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

On May 16, 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender, reducing the Government’s shareholding to 56.9%. On December 20, 2002, the Government sold 41.9% of our outstanding common stock to ICLM (described below), further reducing the Government’s shareholding to 15.0%. Although Government’s ownership has been reduced, the Government retains a significant degree of influence over us through the 1 Series A share.

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

SKAGEN AS

In September 2010, we were informed by SKAGEN AS, a Norwegian investment company with eleven mutual funds under management, that through certain purchases of our ADSs, it owns more than 5% of our shares. As of December 31, 2011, SKAGEN AS owned approximately 5.62% of our shares.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and Qtel Asia, and entities that are related to or owned or controlled by the Government and Qtel Asia. As of December 31, 2011, the most significant of these transactions include cash and cash equivalents in the amount of Rp978.0 billion (US$107.8 million) deposited in state-owned banks, operating revenues from Telkom amounting to Rp541.6 billion (US$59.7 million) and loans payable to Mandiri amounting to Rp2,500.0 billion (US$275.7 million). For further information on interest rate in relation to our outstanding loans, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers. For a discussion of some of significant transactions entered into with related parties, see Note 29 of our consolidated financial statements included elsewhere in this annual report.

Item 8: FINANCIAL INFORMATION

Consolidated Financial Statement and Other Financial Information

See “Item 17: Financial Statements” for our audited consolidated financial statements filed as part of this annual report. No significant changes have occurred since the date of our audited consolidated financial statements.

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

On November 1, 2007, the KPPU issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law. On June 18, 2008, the KPPU determined that PT Telkom, Telkomsel, XL, Bakrie Telecom, Mobile-8 and Smart Telecom (as of March 2011, Mobile-8 had changed its name to PT Smartfren Telecom Tbk) had jointly breached Article 5 of the Anti-monopoly Law. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, Hutchison, Bakrie Telecom, Smart Telecom, Natrindo were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. In 2011, the Supreme Court issued a ruling appointing the Central Jakarta District Court jurisdiction to examine the objections filed in the appeal of the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU.

On January 18, 2012, we were informed that our subsidiary, PT Indosat Mega Media (“IMM”), was under investigation by the Attorney General in connection with IMM’s broadband internet services. IMM has been accused of illegally using 3G without paying the appropriate frequency fees, telecommunication operation fees and tender upfront fees. The MOCIT stated in their letter to us No.65/M.Kominfo/02/2012, dated February 24, 2012, that neither IMM nor Indosat have breached any laws or prevailing rules. In addition, ITRA publicly stated that IMM had not breached any laws or prevailing rules. The Attorney General is currently still proceeding with its investigation.

During tax audits and assessments of our tax payments for 2004 and 2005 by the Tax Office for State-Owned Enterprises (the “Tax Office”), on December 4, 2006 and March 27, 2007, respectively, we were notified that our withholding tax for interest paid on intercompany loans for Indosat Finance Company B.V. and Indosat International Finance Company B.V. relating to our US$300.0 million principal amount Guaranteed Notes 2010 and US$250.0 million principal amount Guaranteed Notes 2012, respectively, should be 20.0%, rather than 10.0%. Based on advice from our tax advisors and our understanding of Indonesian law, we believe that our original calculations of withholding tax are accurate and submitted objection letters to the Tax Office regarding these assessments. On February 18, 2008 and June 4, 2008, we received Decision Letters from the Directorate General of Taxation rejecting our objections to our assessed tax payments for 2004 and 2005 in the amount of Rp60,493 million and Rp82,126 million, respectively. On May 14, 2008 and September 2, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction of the income tax article 26 for fiscal year 2004 and 2005, respectively. On May 25, 2010, the Company received the Decision Letter from the Tax Court which declined the Company’s objection to the correction of the 2004 and 2005 income tax article 26. The Company charged the tax correction to current operations, which was presented as part of “Other Income (Expenses)—Others—Net”.

We are also currently disputing an assessment of tax overpayment for fiscal year 2005 with the Tax Office. On March 27, 2007, we received an assessment letter for tax overpayment, indicating that the Directorate General of Taxation approved the refund of an overpayment of 2005 corporate income tax amounting to Rp135,766 million, which amount is lower than the amount of Rp176,645 million that we recognize. We filed an objection with the Tax Office on June 22, 2007 and claimed for the difference amounting to Rp40,879 million. On May 27, 2008, we received a Decision Letter from the Directorate General of Taxation which partially accepted our objection, but only for the amount of Rp2,725 million. On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection on the 2005 corporate income tax. On October 12, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155 million, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010. On February 24, 2011, we received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated October 29, 2010, regarding our 2005 corporate income tax. On March 25, 2011, the Company submitted a counter memorandum for reconsideration request to the Supreme Court. As of April 23, 2012, the Company has not received any decision from the Supreme Court with respect to such request.

On December 24, 2008, we received a Decision Letter from the Directorate General of Taxation which increased the overpayment amount by Rp84,650 million in the assessment letter on tax overpayment for fiscal year 2004, which amount was lower than the amount stated in an earlier Decision Letter received on July 4, 2008. On January 21, 2009, we filed suit objecting to the discrepancy in the amount of tax overpayment during fiscal year 2004. With respect thereto, on November 17, 2009, the Tax Court revoked the Directorate General of Taxation’s assessment letter No. KEP-539/WPJ.19/BD.05/2008, dated December 24, 2008. On March 17, 2010, the Directorate General of Taxation issued a decision favorable to the Company, informing it that the tax overpayment for fiscal year 2004 should be Rp126,403 million instead of Rp84,650 million, which would entitle the Company to get a refund of the difference, amounting to Rp41,753 million. The Company then subsequently received the payment of such tax refund amounting to Rp41,753 million from Directorate General of Taxation on April 13, 2010. On March 5, 2012, the Company received a Tax Court’s Decision Letter approving interest compensation payable to the Company and totaling Rp60,673.5 million on the overpayment of its 2004 Corporate Income Tax.

On June 8, 2009, the Company received an assessment letter on tax underpayment (“assessment letter”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 million (including penalties and interest). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 million which was charged to current operations in 2009. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in the assessment letter within one month from the date of the assessment letter. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. On July 15, 2010, the Company received the Decision Letter No.KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. As of April 23, 2012, the Company has not received any decision from the Tax Court on such appeal.

On June 8, 2009, the Company also received assessment letters from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 million and Rp40,307 million (including penalties and interests), respectively. On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction of the Satelindo’s 2002 and 2003 income tax article 26. On July 16, 2010, the Company received the Decision Letters No.KEP-367/WPJ.19/BD.05/2010 and KEP-368/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction of the Satelindo’s 2002 and 2003 income tax article 26. On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. As of April 23, 2012, the Company has not received any decision from the Tax Court on such appeal.

On September 7, 2009, the Company received the Decision Letter No.KEP-335/WPJ.19/BD.05/2009 from the DGT which declined the Company’s objection to the remaining corrections of the 2006 corporate income tax. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections of the Company’s 2006 corporate income tax. On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received a tax refund amounting to Rp82.6 billion. On August 22, 2011, the Company received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a counter-memorandum for reconsideration request to the Supreme Court. As of April 23, 2012, the Company has not received any decision from the Supreme Court on such request.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totaling Rp80,018 million (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund claim for on the Company’s corporate Income Tax for fiscal year 2005 amounting to Rp38,155 million. On January 7, 2011, the Company paid the remaining amount of Rp41,863 million. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. As of April 23, 2012, the Company has not yet received any decision from the Tax Court on such appeal.

On April 21, 2011, the Company received an assessment letter from the DGT for the Company’s VAT for the period from January to December 2009, totaling Rp182.8 billion (including penalties). The Company accepted a part of the corrections amounting to Rp4.2 billion, which was charged to current operations. On July 15, 2011, the Company paid the remaining underpayment, amounting to Rp178.6 billion of the VAT for the period from January to December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for such period. As of April 23, 2012, the Company has not yet received any decision from the Tax Office on such objection letter

On April 21, 2011, the Company received an assessment letter on tax overpayment from the DGT for the Company’s 2009 corporate income tax amounting to Rp29.3 billion, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp0.8 billion, which was charged to current operations. On May 31, 2011, the Company received a tax refund of Rp23.7 billion, (net of the amount of the VAT correction for the period from January to December 2009 that the Company accepted). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. As of April 23, 2012, the Company has not received any decision from the Tax Office on such letter.

We are not involved in any other material cases, including civil, criminal, bankruptcy, state administration cases or arbitration cases in the Indonesian National Board of Arbitration or labor cases in Industrial Relation Court which may materially affect our performance.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2009, 2010 and 2011 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2008, 2009 and 2010, respectively. We intend to continue paying dividends in such amount to allow us to meet sound financial governance and investor expectations.

Item 9: THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Jakarta Stock Exchange, or the JSX, and the Indonesian Stock Exchange, or the IDX. All reported prices prior to December 3, 2007 are from the JSX and all reported prices after December 3, 2007 are from the IDX, following its commencement of operations:

	Price per Share
	High	Low
	(Rp)
Calendar Year
2007	9,900	5,600
2008	8,750	3,950
2009	5,950	4,200
2010	6,300	4,400
2011	6,000	4,700

Financial Quarter
First Quarter 2010	6,200	4,700
Second Quarter 2010	6,150	4,775
Third Quarter 2010	5,500	4,400
Fourth Quarter 2010	6,300	5,100
First Quarter 2011	5,650	4,800
Second Quarter 2011	5,050	5,450
Third Quarter 2011	6,000	5,050
Fourth Quarter 2011	5,900	4,700

Month
October 2011	5,350	4,700
November 2011	5,450	4,975
December 2011	5,900	5,250
January 2012	5,850	5,350
February 2012	5,650	5,250
March 2012	5,600	5,250
April 2012 (through April 23, 2012)	5,250	4,900

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange, or the NYSE.

Price per ADS
	High	Low
(in US$)
Calendar Year
2007	51 13/16	30 13/64
2008	47 1/64	16
2009	30 47/128	16 189/256
2010	35 37/64	24 7/32
2011	34 7 /16	25 63/64

Financial Quarter
First Quarter 2010	33 123/128	25 97/256
Second Quarter 2010	34 3 /16	25 31/32
Third Quarter 2010	30 59/128	24 7 /32
Fourth Quarter 2010	35 37/64	28 1/64
First Quarter 2011	31 3/32	27 3/64
Second Quarter 2011	31 15/64	29 39/64
Third Quarter 2011	34 7 /16	28 9/16
Fourth Quarter 2011	31 11 /16	25 63/64

Month
October 2011	30 3/32	25 63/64
November 2011	29 57/64	27 63/64
December 2011	31 11/16	28 57/64
January 2012	31 49 /64	29 49/64
February 2012	31 5/16	29 5/32
March 2012	30 57/64	29 1/16
April 2012 (through April 23, 2012)	28 25/64	26 41/64

Markets

Our common stock is listed on the IDX. The IDX is the principal non-U.S. trading market for our common stock. Our ADSs, each representing 50 shares of our common stock, are listed on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 Series B shares (as compared to the ten Series B shares previously represented thereby).

The Indonesian Securities Market

On November 30, 2007, the Jakarta Stock Exchange and the Surabaya Stock Exchange merged to become the IDX. The IDX began operation on December 3, 2007 and in 2007, had a market capitalization of Rp2,539,041 billion, in which Rp1,982 billion of it came from equities, Rp79,065 billion and US$105 million came from corporate bonds and Rp477 trillion came from the government bonds.

Overview of the IDX

There are currently two daily trading sessions for regular and negotiable markets from Monday to Thursday, 9:30 a.m. to 12:00 noon, and 1:30 p.m. to 4:00 p.m. There are two trading sessions for regular and negotiable market on Friday, from 9:30 a.m. to 11:30 a.m. and from 2:00 p.m. to 4:00 p.m. There is only one cash market trading session from Monday to Thursday, 9.30 a.m. to 12.00 noon and Friday, 9.30 a.m. to 11.30 a.m. Trading on the IDX is based on an order-driven market system. Investors must contact brokerage companies, or IDX members, that will execute their orders through the IDX trading system. Trading on the IDX can only be done by

IDX members who are registered as members of the Indonesian Clearing and Guarantee Corporation, or KPEI. A brokerage company may also buy and sell securities for its own account. No limitation of share ownership by foreign investors or foreign institutions exists through direct placement or through trading on the IDX, except for banking institutions, which may only be 99.0% foreign owned.

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

IDX members may charge fees for their services based on an agreement with their clients. When conducting stock transactions on the IDX, exchange members are required to pay a transaction fee equal to 0.018% of the cumulative transaction value of each transaction plus an additional 0.01% for cash and regular market transactions guaranteed by KPEI (subject to a minimum transaction fee of Rp20,000,000). The commissions and transaction fees do not include the 10.0% value-added tax and the 0.1% transaction tax levied on the cumulative value of the sales of the shares.

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

Trading on the NYSE

The Bank of New York serves as depositary, or the Depositary, with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of December 31, 2011, 14,405,948 ADSs, representing 13.26% of our common stock, were outstanding in the United States and there were 49 registered owners of our ADSs.

Item 10: ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2011, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,433,933,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

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

Material Contracts

On July 30, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our fixed local telecommunications network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make local, long-distance and international calls between our fixed local telecommunications network and Telkomsel’s cellular mobile network. We amended this agreement through the first amendment No. Telkomsel: AMD.2283/LG.05/PD-00/XII/2007—No Indosat: 029/C00-CC0/LG/07 dated December 19, 2007, the second amendment No. Telkomsel: AMD.339/LG.05/PD-00/III/2008—No. Indosat: 004/C00-CC0/LGL/08 dated March 3, 2008, the third amendment No. Telkomsel: 1762/LG.05/PD-00/XI/2010 and No. Indosat: 011/C00-C0AA/LGL/10 dated November 1, 2010, the fourth amendment No. Telkomsel: 459/LG.05/PD-00/IV/2011—No. Indosat: 042/C00-C0H/LGL/11 dated April 7, 2011 and the fifth amendment No. Telkomsel: 741/LG.05/PD-00/VII/2011—No. Indosat: 84/C00-C0HA/LGL/2011 dated July 19, 2011.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our cellular wireless network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party, which enable each party’s customers to make interconnection calls of various types between our cellular wireless network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement as stipulated in first amendment No. Telkom 47/HK.820/DCI-A1000000/2008—No. Indosat 021/C00-CC0/LGL/2008 dated March 31, 2008 and second amendment No. Telkom 123/HK.820/DCI-A1000000/2009—No. Indosat 007/C00-C0A/LGL/2009 dated December 30, 2009, the third amendment as stipulated in the form of mutual office minutes No. Telkom Tel.024/YN.000/DCI-A1050000/2011—No. Indosat 003/C00-C0H/LGL/2011 dated January 31, 2011, the third amendment No Telkom: Tel.185/HK 820/DCI-A1000000/2011—No. Indosat: 032/C00-C0H/LGL/2011 dated July 20, 2011 and the fourth amendment No. Telkom: Tel. 259/HK 820/DCI-A1000000/2011 – No. Indosat: 043/C00-C0H/LGL/2011 dated December 20, 2011.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our fixed telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make local, long-distance and international calls between our fixed telecommunications network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement through the first amendment No Telkom 48/HK.820/DCI-A1000000/2008—No Indosat 020/C00-CC0/LGL/2008 dated March 31, 2008, the second Amendment No Telkom 125/HK.820/DCI-A1000000/2009—No Indosat 006/C00-COA/LGL/2009 dated December 30, 2009, the third amendment as stipulated in the form of mutual office minutes No Telkom Tel.025/YN.000/DCI-A1050000/2011—No Indosat 002/C00-C0H/LGL/2011 dated January 31, 2011, the third amendment No. Telkom: Tel.186/HK 820/DCI-A1000000/2011 – No. Indosat: 033/C00-C0H/LGL/2011 dated July 20, 2011 and the fourth amendment No. Telkom: Tel. 260/HK 820/DCI-A1000000/2011 – No. Indosat: 044/C00-C0H/LGL/2011 dated December 20, 2011.

On December 19, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our cellular mobile network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make or receive interconnection calls of various types between our cellular mobile network and Telkomsel’s cellular mobile network. The agreement is automatically renewed every two years but can be unilaterally terminated by either party upon three month’s written notice. We amended the agreement through the first amendment No Telkomsel: AMD.233/LG.05/PD-00/II/2008 and No. Indosat: 003/C00-CC0/LGL/08 dated February 18, 2008 and through the second amendment No. Telkomsel : 1392/LG.05/PD-00/IX/2010 and No. Indosat: 009/C00-C0AA/LGL/10 dated September 7, 2010 and through the third amendment No. Telkomsel : 458/LG.05/PD-00/IV/2011 and No. Indosat: 041/C00-C0H/LGL/11 dated April 7, 2011.

On November 25, 2009, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Persero) Tbk, as trustee, in connection with our Seventh Indosat Bonds and our Fourth Syari’ah Ijarah Bonds. The Seventh Indosat Bonds were issued on December 8, 2009 and have total face value of Rp1,300.0 billion. The Fourth Syari’ah Ijarah Bonds were issued on December 8, 2009 and have a total face value of Rp200.0 billion. For further information on this agreement, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

On March 24, 2009, we held meetings with holders of our Series B Second Indosat Bonds, Third Indosat Bonds, Fourth Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds, First Syari’ah Ijarah Bonds, Second Syari’ah Ijarah Bonds and Third Syari’ah Ijarah Bonds, and obtained consents to, among other things, amendments to the definitions of “Debt,” “EBITDA,” and “Equity” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreements to these bonds. For further information on these amendments, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

On July 29, 2010 we, through Indosat Palapa Company B.V. (“Indosat Palapa”) issued guaranteed Notes 2020 with a total face value of US$650.0 million. The notes were issued at 99.478% of their principal amount and mature on July 29, 2020. The notes bear interest at the fixed rate of 7.375% per annum payable in semi-annual installment due on January 29 and July 29 of each year, commencing January 29, 2011. For further information on these notes, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

On August 28, 2007, we entered into a five-year unsecured credit facility agreement with BCA, amounting to Rp1,600 billion. Furthermore, on September 20, 2007, we obtained an increase in the credit facility by Rp400,000. As a result, the credit facility has become Rp2,000,000. On February 10, 2011, we entered into a credit agreement with BCA providing for a three-year unsecured time loan revolving facility amounting to up to Rp1,000 billion. This agreement was amended on December 1, 2011 to increase the amount available under the facility to a maximum of Rp1,500 billion. For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

On July 28, 2009, we entered into a five-year unsecured credit facility agreement with Bank Mandiri amounting to Rp1,000 billion and on August 18, 2009, we obtained an export credit facility from EKN totaling US$315.0 million. On June 21, 2011 we entered into a credit agreement with Bank Mandiri providing for a three-year unsecured revolving credit facility amounting to up to Rp1,000 billion. This agreement was amended on December 5, 2011 to, among other things, increase the amount available under the facility to a maximum of Rp1,500 billion. For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Principal Indebtedness.”

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

On January 29, 2010 we entered into a tower lease agreement with PT Hutchison CP Telecommunications (“HCPT”), pursuant to which HCPT intends to lease the towers of Indosat at basic service (without civil, mechanical and electrical components). The term of this agreement is 12 years and can be extended for a minimum of six years thereafter, unless HCPT intends to terminate the agreement with prior written notice submitted within one month before the end of the agreement. We amended this agreement on August 18, 2011.

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

A copy, summary and/or translation of the above agreements are filed as Exhibits 4.2 through 4.11, 15.2, 15.11, 15.15 through 15.21, 15.26 and 15.28 attached hereto.

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

Stamp Duty. Transactions in common stock in Indonesia are subject to stamp duty payable at the rate of Rp6,000 on transactions with a total value of more than Rp1,000,000 and Rp3,000 on transactions with a total value of up to Rp1,000,000.

U.S. Federal Income Taxation

The following discussion addresses the principal U.S. federal income tax consequences to a U.S. Holder (as defined below), of owning ADSs or shares of our common stock. The description below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, the income tax convention between the United States and Indonesia and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of our common stock may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. dollar, persons that received ADSs or shares of our common stock as compensation for services, persons owning, directly or indirectly, 10.0% or more of our voting shares, and persons who hold ADSs or shares of our common stock as part of a “hedge,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the Treasury Regulations thereunder) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not U.S. Holders (as defined below), the following summary is limited to U.S. Holders (as defined below) who will hold ADSs or shares of our common stock as “capital assets”, within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of ADSs or shares of our common stock.

As used herein, the term “U.S. Holder” means a holder of ADSs or shares of our common stock that is for U.S. federal income tax purposes (i) a citizen or resident of the United States; (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (v) a holder whose income in respect of the ADSs or shares of our common stock is subject to U.S. federal income tax on a net income basis.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs or shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding ADSs or shares of our common stock is urged to consult its own tax advisor.

The summary below does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of ADSs or shares of our common stock in light of the holder’s particular circumstances and income tax situation. Prospective holders should consult their own tax advisors as to the specific tax consequences to them of the purchase, ownership and disposition of ADSs or shares of our common stock, including the application and the effect of state, local, foreign and other tax laws and the possible effects of changes in United States or other tax laws.

Taxation of Distributions. Subject to the discussion under “Passive Foreign Investment Company Status” below, for U.S. federal income tax purposes, the amount of a distribution with respect to ADSs or shares of our common stock (including any withholding tax deemed to be imposed with respect to such distributions) will be treated as a dividend taxable as ordinary income on the date of receipt by the Depositary or the holder, respectively, to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent thereof, and then as a capital gain realized on the disposition of the ADSs or shares of our common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such holder’s adjusted tax basis in such ADSs or shares of our common stock. Such capital gain will be long-term if the ADSs or shares of our common stock have been held longer than one year. U.S. Holders will not be eligible for the dividends received deduction otherwise allowable under the Code for distributions to domestic corporations in respect of distributions on the ADSs or share of our common stock.

For taxable years beginning before January 1, 2013, “qualified dividend income” received by an individual is subject to federal income taxation at rates lower than those applicable to other types of ordinary income. Based upon our existing and anticipated future operations and current assets, we believe that we are a “qualified foreign corporation” and that our dividends paid to U.S. Holders who are individuals will be eligible to be treated as “qualified dividend income” provided that applicable holding period requirements with respect to the ADSs or shares of our common stock and other applicable requirements are satisfied by such U.S. Holders. Dividends paid by a foreign corporation that is classified as a passive foreign investment company, or PFIC, are not “qualified dividend income.” See “—Passive Foreign Investment Company Status” below.

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

Taxation of Capital Gains and Losses. Subject to the discussion under “Passive Foreign Investment Company Status” below, a U.S. Holder will generally recognize a taxable gain or loss on the sale, exchange or other disposition of ADSs or shares of our common stock in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such holder’s adjusted tax basis in such ADSs or shares of our common stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of our common stock have been held for more than one year. For non-corporate U.S. Holders, the U.S. income tax rate applicable to the net long-term capital gain recognized for a year upon a sale, exchange or other disposition of ADSs or shares of our common stock is currently 15.0% for taxable years beginning before January 1, 2013. Deposit and withdrawal of shares of our common stock in exchange for ADSs by a U.S. Holder will not result in a realization of gain or loss for U.S. federal income tax purposes.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or shares of our common stock, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or shares of our common stock. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or such U.S. Holder’s holding period for ADSs or shares of our common stock will be treated as excess distributions. Under these special tax rules: (a) the excess distribution or gain will be allocated rateably over such U.S. Holder’s holding period for ADSs or shares of our common stock, (b) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (c) the amount allocated to each other year will generate an additional tax that is due for the current taxable year and that is equal to the total, for each such other year, of (i) the amount allocated to such year multiplied by the highest tax rate in effect for such year and (ii) an amount equal to the interest charge that would have been imposed for underpaying that amount of tax for such year.

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

U.S. Holders are advised to consult their tax advisors concerning the U.S. federal income tax consequences of holding the ADSs or shares of our common stock and of making the mark-to-market election if we are considered a PFIC in any taxable year. A U.S. Holder who owns ADSs or shares of our common stock during any year that we are a PFIC must file with the Internal Revenue Service, or IRS, Form 8621.

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

Subject to the limitations and conditions set forth in the Code, U.S. Holders may elect to claim a credit against their U.S. federal income tax liability for Indonesian tax withheld from dividends or Indonesian tax imposed on capital gains, if any, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, dividends and capital gains will, depending on a U.S. Holder’s particular circumstances, generally constitute “passive” or “general” income. Furthermore, dividends will generally constitute foreign source income and currency gains and capital gains will generally constitute U.S. source income. Capital loss will generally be allocated against U.S. source income. Because capital gains will generally constitute U.S. source income, as a result of the U.S. foreign tax credit limitation, any Indonesian or other foreign tax imposed upon capital gains in respect of ADSs or shares of our common stock may not be currently creditable unless a U.S. Holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket or an election to treat such gain as foreign source income is available. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Non-U.S. Holders. Except for the possible imposition of U.S. backup withholding tax (see “—U.S. Backup Withholding and Information Reporting”), payments of any dividend on an ADS or share of our common stock to a holder who is not a U.S. Holder (a “non-U.S. Holder”) will not be subject to U.S. federal income tax and gain from the sale, redemption or other disposition of an ADS or a shares of our common stock, provided that:

a.	the non-U.S. Holder shall not be or have been engaged in a trade or business in the United States;

b.

there is no present or former connection between such non-U.S. Holder and the United States, including, without limitation, such non-U.S. Holder’s status as a former citizen thereof or former resident thereof; and

c.

in the case of a gain from the sale, redemption or other disposition of an ADS or shares of our common stock by an individual, the non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the sale or certain other conditions are met.

If dividends, gain or income with respect to an ADS or shares of our common stock of a non-U.S. Holder is effectively connected with the conduct of such trade or business (or attributable to a permanent establishment in the United States, in the case of a holder who is a resident of a country which has an income tax treaty with the United States), the non-U.S. Holder may be subject to U.S. income taxes on such dividend, gain or income at the statutory rates provided for U.S. Holders after deduction of deductible expenses allocable to such effectively connected income. In addition, if such a non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax currently equal to 30.0% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-U.S. Holder’s country of residence. For this purpose, dividends, gain or income in respect of an ADS or shares of our common stock will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-U.S. Holder.

U.S. Backup Withholding and Information Reporting. Payments made by a U.S. paying agent or other U.S. intermediary broker in respect of ADSs or shares of our common stock may be subject to information reporting to the IRS and to a backup withholding tax. Backup withholding will not apply, however, (i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification or (ii) to a holder who is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s U.S. federal income tax, provided that the holder has complied with applicable reporting obligations.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, the Hiring Incentives to Restore Employment Act (the “HIRE Act”), individuals that (i) are either (a) a U.S. citizen, (b) a resident alien for any part of the year, (c) a nonresident alien that has made an election to be treated as a resident alien for purposes of filing a joint U.S. federal income tax return or (d) a nonresident alien who is a bonafide resident of American Samoa or Puerto Rico and (ii) own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year (or with an aggregate value in excess of $75,000 at any time during the taxable year), will generally be required to file an information report on IRS Form 8938 with respect to such assets with their U.S. federal tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs or shares of our common stock.

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

Interest Rate Sensitivity

As of December 31, 2011, most of our outstanding debt was subject to fixed interest rates. In addition, as of December 31, 2011, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations. The following table sets forth information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debt and bonds payable, the table sets forth principal cash flows and related interest rates according to their expected maturity dates. The information sets forth in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2011; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on one-month Certificate of Bank Indonesia and one or three month JIBOR on December 2011 plus a margin; and (iii) interest rates for long-term debts denominated in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

		Outstanding Balance as at December 31, 2011		Expected Maturity Date as of December 31
	Interest Rate	Foreign Currency	Rupiah Equivalent	2012	2013	2014	2015	2016	2017 and Thereafter	Total
		(US$ million)	(Rp billion)	(Rp billion)
Assets
Variable rate
Time deposits and deposits on call
Rp	2.5% –9.75%	—	1,592.5	1,592.5	—	—	—	—	—	1,592.5
US$	0.01% – 2.75%	36.0	326.7	326.7	—	—	—	—	—	326.7

Total Assets		36.0	1,919.2	1,919.2	—	—	—	—	—	1,919.2

Liabilities
Loans payable
Rp
Principal		—	456.8	22.5	434.3	—	—	—	—	456.8
Interest	8.75% -14.5% p.a.	—	—	39.6	19.0	—	—	—	—	58.6
US$
Principal		299.0	2,711.0	421.1	421.1	421.1	421.1	421.1	605.5	2,711.0
Interest	4.15% p.a. – 5.69% p.a.	—	—	127.8	107.5	87.3	67.2	47.1	47.2	484.1
Variable rate
Rp
Principal		—	3,000.0	1,500.0	—	1,500.0	—	—	—	3,000.0
Interest	1-month JIBOR + 1.25%	—	—	158.2	79.1	13.2	—	—	—	250.5
Rp
Principal		—	2,000.0	2,000.0	—	—	—	—	—	2,000.0
Interest	3-month JIBOR + 1.5%	—	—	102.0	—	—	—	—	—	102.0
US$
Principal		349.4	3,168.6	859.3	1,634.6	206.4	206.4	141.7	120.2	3,168.6
Interest	6-month LIBOR + 0.35% – 2.87%	—	—	80.3	39.1	17.4	11.6	6.5	6.5	161.4
Bonds payable
Fixed rate
Rp
Principal			6,350.0	—	1,330.0	2,358.0	320.0	772.0	1,570.0	6,350.0
Interest	10.2% p.a. – 16.0% p.a.		—	687.7	619.5	468.2	285.9	268.6	584.9	2,914.8
US$
Principal		650.0	5,894.2	—	—	—	—	—	5,894.2	5,894.2
Interest	7.38%		—	434.7	434.7	434.7	434.7	434.7	1,738.8	3,912.3
Variable rate
Rp
Principal			42.0	42.0	—	—	—	—	—	42.0
Interest	12.75% p.a. to 19.00% p.a.		—	2.7	—	—	—	—	—	2.7

Total Liabilities		1,298.4	23,622.6	6,477.9	5,118.9	5,506.3	1,746.9	2,091.7	10,567.3	31,509.0

Net Cash Flows		(1,262.4)	(21,703.4)	(4,558.7)	(5,118.9)	(5,506.3)	(1,746.9)	(2,091.7)	(10,567.3)	(29,589.8)

In addition, as of December 31, 2011, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency-denominated net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. During the period from January 1, 2009 through December 31, 2011, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp12,065 per U.S. dollar to a high of Rp8,460 per U.S. dollar, and, during 2011, ranged from a low of Rp9,185 per U.S. dollar to a high of Rp8,460 per U.S. dollar. On December 31, 2011, the prevailing Bank Indonesia exchange rate was Rp9,068 per U.S. dollar. As a result, we recorded a gain of Rp1,656.4 billion in 2009, a gain of Rp492.4 billion in 2010 and a gain of Rp36.7 billion (US$4.0 million) in 2011.

The following table sets forth information about our financial instruments by functional currency and presents such information in Indonesian rupiah equivalents, which is our reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign exchange rates, including term deposits, accounts payable and receivable, and our financial instruments including term deposits, account receivable and account payable, and their long term debt. The table presents principal cash flows by expected maturity dates.

The information presented in the table has been determined based on the prevailing Bank Indonesia exchange rate on December 31, 2011 of Rp9,068 per US$1.00. However, we cannot assure you that such assumption will be correct for future periods. Such assumption and the information described in the table may be influenced by a number of factors, including depreciation or appreciation of the Indonesian rupiah in future periods.

	Expected Maturity Date as of December 31,
	Foreign Currency	2012	2013	2014	2015	2016	2017 and Thereafter	Total
	(US$ in millions)				(Rp in billion)
Assets:
Cash and cash equivalents(1)
US$ denominated	53.4	483.8	—	—	—	—	—	483.8
Accounts receivable
US$ denominated	91.2	827.6	—	—	—	—	—	827.6
Derivative assets
US$ denominated	17.6	159.4	—	—	—	—	—	159.4
Other current financial assets
US$ denominated	0.2	1.7	—	—	—	—	—	1.7
Other current assets
US$ denominated	0.0	0.1	—	—	—	—	—	0.1
Due from related parties
US$ denominated	0.3	—	2.9	—	—	—	—	2.9
Other non-current financial assets
US$ denominated	1.6	—	14.3	—	—	—	—	14.3

Total Assets	164.3	1,472.6	17.2	—	—	—	—	1,489.8

Liabilities:
Accounts payable—trade
US$ denominated	13.0	118.0	—	—	—	—	—	118.0
Procurement payable
US$ denominated	220.8	2,002.1	—	—	—	—	—	2,002.1
Accrued expenses
US$ denominated	45.2	409.5	—	—	—	—	—	409.5
Deposits from customers
US$ denominated	1.8	16.7	—	—	—	—	—	16.7
Derivative liabilities
US$ denominated	15.3	138.2	—	—	—	—	—	138.2
Other current financial liabilities
US$ denominated	0.0	0.3						0.3
Other current liabilities
US$ denominated	6.3	57.4	—	—	—	—	—	57.4
Due to related parties
US$ denominated	0.0	0.1	—	—	—		—	0.1
Loans payable including current maturities
US$ denominated	653.9	1,280.4	2,105.2	627.4	627.4	562.7	726.0	5,929.1
Bonds payable including current maturities
US$ denominated	650.0	—	—	—	—	—	5,894.2	5,894.2
Other non-current liabilities
US$ denominated	8.7	79.1	—	—	—	—	—	79.1

Total Liabilities	1,615.0	4,101.8	2,105.2	627.4	627.4	562.7	6,620.2	14,644.7

Net Cash Flows	(1,450.7)	(2,629.2)	(2,088.0)	(627.4)	(627.4)	(562.7)	(6,620.2)	(13,154.9)

(1)	Cash and cash equivalents consist of cash on hand, cash in banks and time deposits.

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by economic conditions in Indonesia.

Foreign Currency Swap Contracts

As of December 31, 2011, we maintained foreign currency swap contracts that we entered into between 2005 and 2008. From 2008 to 2009, we settled the remainder of our structured currency forward contracts with three separate international financial institutions. As of December 31, 2011, we had hedging facilities amounting to US$100.5 million, representing 7.7% of our U.S. dollar-denominated bonds and loans as of December 31, 2011.

As of December 31, 2011, we had outstanding foreign currency contracts under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates. In the event that the Indonesian rupiah appreciates against the U.S. dollar, we would recognize losses on such transactions, which could have a material and adverse effect on our financial condition.

Interest Rate Swap Contracts

As of December 31, 2011, we maintained interest rate swap contracts that we entered into between 2008 to 2009 with respect to an aggregate amount of US$478.3 million under which we agreed to make fixed interest rate payments in exchange for a six-month U.S. dollar LIBOR-linked floating rate plus either 0.35%, 1.45% or 1.85% per year in order to hedge the interest rate risks on our HSBC Sinosure and HSBC Commercial satellite financing agreements and our ING/DBS Syndicated Loan, respectively.

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

Fees to be made by the Depositary to Us

The depositary has agreed to reimburse certain of our expenses related to our ADS program and incurred by us in connection with the program. The depositary has reimbursed to us, or paid amounts on our behalf to third parties, or waived its fees and expenses, in the total amount of US$120,131.44 for the year ended December 31, 2011.

The table below sets forth the types of expenses that the depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2011 that were reimbursed:

Type of Fees	Amount
Printing costs	$—
New York Stock Exchange Listing Fee	$—
Costs related to ADS program	$—
Total	$—

The depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary has waived or paid directly to third parties relating to the year ended December 31, 2011:

Type of Fees	Amount
Mailing, printing and service fees and expenses	$—
Meeting-related expenses	$5,059.14
Fees and expenses related to the administration of the ADS program	$115,072.30
Total	$120,131.44

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2011, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2011, or the Evaluation Date, our management, including our President Director and Finance Director, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles. Our Board of Directors conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Based on this criteria, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

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

Purwantono, Suherman & Surja, a member firm of Ernst & Young Global Limited, the independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on internal control over financial reporting as of December 31, 2011. This attestation report is set forth on page 3 of our consolidated financial statements attached hereto.

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Sarwoko & Sandjaja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the year ended December 31, 2009 and the fees paid to Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2010 and 2011:

	2009	2010	2011
	(in US$)
Audit fees(1)	2,330,298	2,287,934	857,724
Audit-related fees(2)	1,279,708	1,543,584	448,848
Tax fees(3)	—	—	—
All other fees(4)	—	—	—

Total Fees	3,610,006	3,831,518	1,306,572

(1)

Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, PT Indosat Mega Media, PT Aplikanusa Lintasarta, PT Starone Mitra Telekomunikasi and PT Artajasa Pembayaran Elektronis and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

Audit-related fees in 2009, 2010 and 2011 primarily consist of fees for performing limited reviews of our interim financial information including those of our subsidiaries and for performing services in connection with our bond issuances in 2009 and 2010.

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

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In accordance with Indonesian law, we have a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by our Board of Directors, while our Board of Commissioners is principally responsible for supervising and advising our Board of Directors in the operation and management of the Company.

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

In addition, our Audit Committee’s written charter does not require our Audit Committee to review earnings guidance prior to filing to ensure compliance with the prevailing capital market laws and regulations as required under Section 303A.07(c)(iii)(C), although the written charter does require review of press releases containing financial information. Unlike the requirements set forth in the NYSE listing standards, our Audit Committee does not have direct responsibility for the appointment, retention and compensation of our external auditor. Our Audit Committee can only recommend the appointment of the external auditor to the Board of Commissioners, and the Board of Commissioner’s decision is subject to shareholder approval as required by Indonesian law. A copy of our Audit Committee’s written charter can be found on our website at www.indosat.com and is attached as Exhibit 15.16 to our Form 20-F filed on June 1, 2010.

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

Compensation Committee

The NYSE listing standards require NYSE-listed companies to maintain a compensation committee composed entirely of independent directors with a written charter addressing the committee’s performance and responsibilities as well as requiring an annual performance evaluation. Our Remuneration Committee currently has three members from our Board of Commissioners and has the responsibilities contained in the NYSE listing standards. However, only two of the three committee members are independent and its written charter does not provide for an annual performance evaluation of the Remuneration Committee. A copy of our Remuneration Committee’s written charter can be found on our website at www.indosat.com.

PART III

Item 17: FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19: EXHIBITS

(a)	Index to Consolidated Financial Statements

	Report of Independent Registered Public Accounting Firm	F-2-F-3
	Consolidated Statements of Financial Position as of January 1, 2008 and December 31, 2009, 2010 and 2011	F-5-F-7
	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2009, 2010 and 2011	F-8-F-9
	Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2009, 2010 and 2011	F-10-F-12
	Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011	F-13-F-14
	Notes to Consolidated Financial Statements for the Years ended December 31, 2009, 2010 and 2011	F-15-F-111

(b)	Index to Exhibits

1.1	Notarial Deed No. 118 Relating to the Amendment and Restatement of the Articles of Association, dated June 11, 2009(2)

1.2	Notarial Deed No. 123, Relating to the Amendment of the Articles of Association, dated January 28, 2010(2)

4.1	Form of Non-Compete Agreement(5)

4.2

Agreement for Network Interconnection for Indosat’s Fixed Local Telecommunication Network and Telkomsel’s Cellular Mobile Network, between Indosat and Telkomsel, dated July 30, 2007 and its Amendments dated December 19, 2007(3), March 30, 2008(2), November 1, 2010(1), April 7, 2011 and July 19, 2011

4.3

Agreement for Network Interconnection for Cellular Mobile Network between Indosat and Telkomsel, between Indosat and Telkomsel, dated December 19, 2007 and its Amendments dated February 18, 2008(2), September 7, 2010(1) and April 7, 2011

4.4

Agreement for Network Interconnection for Indosat’s Cellular Mobile Network and Telkom’s Fixed Local Telecommunication Network, between Indosat and Telkom, dated December 18, 2007 and its Amendments dated March 31, 2008(2), December 30, 2009(1), January 31, 2011(1), July 20, 2011 and December 20, 2011

4.5

Agreement for Network Interconnection for Fixed Telecommunication Network between Indosat and Telkom, dated December 18, 2007 and Amendments dated March 31, 2008(2), December 30, 2009(1), January 31, 2011(1), July 20, 2011 and December 20, 2011

4.6	Tower Lease Agreement between Indosat and PT Hutchison CP Telecommunications dated January 29, 2010(1) and its Amendment dated August 18, 2011

4.7	Tower Lease Agreement between Indosat and PT Natrindo Telepon Seluler dated April 15, 2010(1)

4.8	Tower Lease Agreement between Indosat and PT XL Axiata dated May 24, 2010(1)

4.9	Tower Lease Agreement between Indosat and PT Berca Global Access dated June 3, 2010(1)

4.10	Tower Lease Agreement between Indosat and PT Daya Mitra Telekomunikasi dated February 4, 2011(1)

4.11	Memorandum of Agreement between Indosat and PT First Media Tbk dated February 10, 2011(1)

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

11.1	Code of Ethics, dated January 24, 2007(1)

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1

Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility(6) and its Amendment on March 20, 2009(3)

15.2	Trustee Agreement for the Fifth Indosat Bonds, dated May 9, 2007(4) and its Amendment on May 4, 2009(2)

15.3	Credit Agreement with Goldman Sachs International dated May 30, 2007(4)

15.4	Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 9, 2007(4) and its Amendment on May 4, 2009(2)

15.5	Credit Agreement with Bank Central Asia, dated August 28, 2007(4), its Amendment on October 30, 2007(4) and on February 12, 2009(3)

15.6	Credit Agreement with Bank Mandiri, dated September 18, 2007(4) and its Amendment on March 23, 2009(3)

15.7	Credit Agreement with Bank DBS Indonesia, dated November 1, 2007(4) and its Amendment on March 25, 2009(3)

15.8	Sinosure Term Facility Agreement with HSBC France, dated November 27, 2007(3) and its Amendment on March 18, 2009(3)

15.9	COFACE Term Facility Agreement with HSBC France, dated November 27, 2007(3) and its Amendment on March 18, 2009(3)

15.10	Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated November 27, 2007(3) and its Amendment on March 18, 2009(3)

15.11	Trustee Agreement for the Sixth Indosat Bonds, dated March 17, 2008(4) and its Amendment on May 4, 2009(2)

15.12	Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated March 17, 2008(4) and its Amendment on May 4, 2009(2)

15.13	Syndicated Loan Facility with ING/DBS, dated June 12, 2008(3) and its Amendment on February 24, 2009(3)

15.14	Revised Audit Committee Charter, dated April 27, 2011(1)

15.15	Credit Agreement with Bank of Central Asia, dated September 17, 2008(3)

15.16	Deed of Amendment of Trustee Agreement for the Second Indosat Bonds, dated May 4, 2009(2)

15.17	Deed of Amendment of Trustee Agreement for the Third Indosat Bonds, dated May 4, 2009(2)

15.18	Deed of Amendment of Trustee Agreement for the Fourth Indosat Bonds, dated May 4, 2009(2)

15.19	Deed of Amendment of Trustee Agreement for the Syariah Ijarah Bonds, dated May 4, 2009(2)

15.20	Credit Agreement with Bank Central Asia, dated June 8, 2009(2)

15.21	Credit Agreement with Bank Mandiri, dated July 28, 2009(2)

15.22	EKN Facility Agreement with HSBC Hongkong and ABN Amro Bank Hongkong, dated August 18, 2009(2)

15.23	Trustee Agreement for the Seventh Indosat Bonds, dated November 25, 2009(2)

15.24	Trustee Agreement for the Fourth Syari’ah Ijarah Bonds, dated November 25, 2009(2)

15.25	Indenture dated July 29, 2010 covering our Guaranteed Notes 2020(1)

15.26	Time Loan Revolving Credit Facility Agreement with Bank Central Asia, dated February 10, 2011(1) and its Amendment on December 1, 2011

15.27	Credit Agreement with Bank Mandiri, dated June 21, 2011 and its Amendment on December 5, 2011

15.28	Asset Purchase Agreement, dated February 7, 2012, by and among Indosat, PT Tower Bersama Infrastructure Tbk and PT Solusi Menara Indonesia*

*

Portions of this exhibit have been redacted pursuant to a request for confidential treatment filed separately with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on May 18, 2011.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on June 1, 2010.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on April 15, 2009.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 5, 2008.
(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 10, 2007.
(6)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.

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

Date: April 30, 2012

PT INDOSAT TBK

By:	/s/ Harry Sasongko Tirtotjondro
Name:	Harry Sasongko Tirtotjondro
Title:	President Director and Chief Executive Officer

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

JANUARY 1, 2010 AND DECEMBER 31, 2010 AND 2011

AND YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-2404/PSS/2012

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated statements of financial position of PT Indosat Tbk (“the Company”) and its subsidiaries as of January 1, 2010 and December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2009, 2010 and 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of January 1, 2010 and December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009, 2010 and 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PT Indosat Tbk and its subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion thereon.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 25, 2012

Report of Independent Registered Public Accounting Firm

Report No. RPC-2405/PSS/2012

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited PT Indosat Tbk (“the Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PT Indosat Tbk and its subsidiaries’ internal control over financial reporting based on our audit.

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

In our opinion, PT Indosat Tbk and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PT Indosat Tbk and its subsidiaries as of January 1, 2010 and December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2009, 2010 and 2011, and our report dated April 25, 2012 expressed an unqualified opinion thereon.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 25, 2012

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

January 1, 2010 and December 31, 2010 and 2011

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2010	December 31,
			2010	2011
		Rp	Rp	Rp
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2f8,4,20 29,35	2,835,999	2,075,270	2,224,206
Accounts receivable	2f8,3b,5
Trade—net of allowance for impairment of Rp461,810 as of January 1, 2010, Rp496,110 as of December 31, 2010 and Rp536,651 as of December 31, 2011	20,29,35	1,385,125	1,548,426	1,441,069
Others—net of allowance for impairment of Rp16,544 as of January 1, 2010, Rp15,281 as of December 31, 2010 and Rp16,702 as of December 31, 2011		564,859	10,031	5,660
Inventories—net of allowance for obsolescence of Rp10,769 as of January 1, 2010, Rp13,961 as of December 31, 2010 and Rp18,401 as of December 31, 2011	2f20	112,260	105,885	75,890
Derivative assets	2f8,2f15
	20,32,35	224,004	69,334	159,349
Advances	33h	35,173	67,273	48,865
Taxes receivable	6,16	396,581	479,786	514,934
Prepaid expenses	2f19,2f21, 28,29	1,125,091	1,527,254	1,705,652
Other current assets		424,623	222,476	379,024
Other current financial assets—net	2d,2f8,7,20,29, 33g,35	35,173	53,119	29,833

Total Current Assets		7,138,888	6,158,854	6,584,482

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2010 and December 31, 2010 and 2011

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2010	December 31,
			2010	2011
		Rp	Rp	Rp
NON-CURRENT ASSETS
Due from related parties—net of allowance for impairment of Rp1,182 as of January 1, 2010, Rp646 as of December 31, 2010 and Rp15 as of December 31, 2011	2f8,20,29,35	7,215	8,421	10,654
Finance lease receivable	2f8,20,33g	—	—	81,966
Deferred tax assets—net	2f6,3b,16	87,999	95,018	114,114
Property and equipment—net	2f16,2f17,2f18,
	2f22,8	44,358,138	43,489,401	43,385,369
Goodwill and other intangible assets—net	2f1,2f2,2f22, 3b,9	2,042,817	2,063,177	2,055,971
Long-term prepaid rentals—net of current portion	10,29	735,185	750,472	766,349
Long-term prepaid licenses—net of current portion	2f19,2f21	463,549	397,708	331,868
Long-term advances	11,29,33h	294,391	216,643	209,798
Long-term prepaid pension—net of current portion	2f7,3b,28,29	147,380	111,344	103,181
Long-term receivables	2f8	50,767	45,911	20,677
Other non-current financial assets—net	2d,2f8,12,20,29,35	102,734	80,405	90,416
Other non-current assets—net	2d,13,29	5,940	8,341	5,593

Total Non-current Assets		48,296,115	47,266,841	47,175,956

TOTAL ASSETS		55,435,003	53,425,695	53,760,438

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2010 and December 31, 2010 and 2011

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2010	December 31,
			2010	2011
		Rp	Rp	Rp
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loan	2f9,14,20,29,35	—	—	1,499,256
Accounts payable—trade	2f9,20,29,35	537,476	645,505	319,058
Procurement payable	2f9,15,20, 29,35	5,289,782	3,644,467	3,429,921
Taxes payable	2f6,16	61,948	23,789	28,294
Accrued expenses	2f9,17,20,28,29,35	1,525,561	1,710,885	1,891,477
Unearned income	2f5	962,975	1,106,914	1,081,193
Deposits from customers	20,35	22,463	50,279	37,265
Derivative liabilities	2f9,2f15,20,32,35	174,540	215,403	138,189
Current maturities of:
Loans payable	2f9,18,20,29,35	1,440,259	3,184,147	3,300,537
Bonds payable	2f9,19,20,35	2,840,662	1,098,131	41,989
Other current liabilities	29,35	167,937	207,268	125,118
Other current financial liabilities	2f9,20,33i,35	43,721	23,127	73,201

Total Current Liabilities		13,067,324	11,909,915	11,965,498

NON-CURRENT LIABILITIES
Due to related parties	2f9,20,29,35	13,764	22,099	15,480
Obligation under finance lease	2f9,20,33i	—	—	692,907
Deferred tax liabilities—net	2f6,16	1,651,818	1,951,306	2,163,345
Loans payable—net of current maturities	2f9,18,20,29,35	12,715,492	7,666,804	6,425,779
Bonds payable—net of current maturities	2f9,19,20,35	8,472,175	12,114,104	12,138,353
Employee benefit obligations	21	825,714	872,407	787,313
Other non-current liabilities	29,35	113,807	187,097	116,455

Total Non-current Liabilities		23,792,770	22,813,817	22,339,632

TOTAL LIABILITIES		36,860,094	34,723,732	34,305,130

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2010 and December 31, 2010 and 2011

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2010	December 31,
			2010	2011
		Rp	Rp	Rp
EQUITY

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY
Capital stock—Rp100 par value per A share and B share Authorized—1 A share and 19,999,999,999 B shares Issued and fully paid—1 A share and 5,433,933,499 B shares	22	543,393	543,393	543,393
Premium on capital stock	22	1,546,587	1,546,587	1,546,587
Retained earnings
Appropriated		119,464	134,446	134,446
Unappropriated		15,631,240	15,691,773	16,377,262
Other components of equity	2b,2f3,2f4	406,473	401,377	401,778

Total Equity Attributable to Owners of the Company		18,247,157	18,317,576	19,003,466
Non-controlling Interests		327,752	384,387	451,842

TOTAL EQUITY		18,574,909	18,701,963	19,455,308

TOTAL LIABILITIES AND EQUITY		55,435,003	53,425,695	53,760,438

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah, except share data)

	Notes	2009	2010	2011
		Rp	Rp	Rp
OPERATING REVENUES	2f5,3b,23, 29,34
Cellular		14,331,235	15,867,091	16,560,966
Multimedia, Data Communication, Internet (“MIDI”)		2,712,632	2,488,110	2,578,378
Fixed telecommunications		1,803,039	1,293,177	1,249,982

Total Operating Revenues		18,846,906	19,648,378	20,389,326

OPERATING EXPENSES	2f5.4
Cost of services	24,29	7,087,850	7,113,410	7,383,021
Depreciation and amortization	2f2,2f16,8, 9	5,571,600	6,162,851	6,495,968
Personnel	2f7,25,28,29	1,451,560	1,411,244	1,891,940
Marketing	2f5.4,29	816,934	779,192	855,686
General and administration	2d,26,29	722,794	692,581	662,694

Total Operating Expenses		15,650,738	16,159,278	17,289,309

OPERATING INCOME		3,196,168	3,489,100	3,100,017

OTHER INCOME (EXPENSES)
Interest income	2f5.2,29,34	138,951	143,402	100,717
Gain (loss) on change in fair value of derivatives—net	2f11,2f15,32,34	(486,916)	(448,831)	57,944
Gain on foreign exchange—net	2f4,5,34	1,656,407	492,401	36,731
Financing cost	27,29,34	(1,872,967)	(2,271,628)	(1,925,445)
Others—net	2d,8,16,34	(87,464)	(79,236)	52,049

Other Expenses—Net		(651,989)	(2,163,892)	(1,678,004)

PROFIT BEFORE INCOME TAX		2,544,179	1,325,208	1,422,013

INCOME TAX EXPENSE	2f6,3b,16,34
Current		(494,490)	(128,171)	(122,842)
Deferred		(289,459)	(294,167)	(192,809)

Total Income Tax Expense		(783,949)	(422,338)	(315,651)

PROFIT FOR THE YEAR		1,760,230	902,870	1,106,362

OTHER COMPREHENSIVE INCOME	16
Differences in foreign currency translation		(14,563)	(6,795)	534
Income tax effect		3,641	1,699	(133)

Differences in foreign currency translation—net of tax	2f4	(10,922)	(5,096)	401

NET COMPREHENSIVE INCOME		1,749,308	897,774	1,106,763

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		1,703,898	824,637	1,009,080
Non-controlling interests		56,332	78,233	97,282

Total		1,760,230	902,870	1,106,362

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(Continued)

Years Ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah, except share data

	Notes	2009	2010	2011
		Rp	Rp	Rp
OTHER COMPREHENSIVE INCOME—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		(10,922)	(5,096)	401
Non-controlling interests		—	—	—

Total		(10,922)	(5,096)	401

NET COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company		1,692,976	819,541	1,009,481
Non-controlling interests		56,332	78,233	97,282

Total		1,749,308	897,774	1,106,763

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY	2f25,22,30	313.57	151.76	185.70

BASIC AND DILUTED EARNINGS PER AMERICAN DEPOSITARY SHARE (ADS) (50 B SHARES PER ADS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	2f25,22,30	15,678.31	7,587.85	9,284.99

OTHER COMPREHENSIVE INCOME	16
Differences in foreign currency translation		(14,563)	(6,795)	534
Income tax effect		3,641	1,699	(133)

Differences in foreign currency translation—net of tax	2f4	(10,922)	(5,096)	401

NET COMPREHENSIVE INCOME		1,749,308	897,774	1,106,763

OTHER COMPREHENSIVE INCOME—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		(10,922)	(5,096)	401
Non-controlling interests		—	—	—

Total		(10,922)	(5,096)	401

NET COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company		1,692,976	819,541	1,009,481
Non-controlling interests		56,332	78,233	97,282

Total		1,749,308	897,774	1,106,763

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah)

		Attributable to the Owners of the Company
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Group/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- controlling Interests	Net Equity
Description						Appropriated	Unappropriated
Balance as of January 1, 2009		543,393	1,546,587	404,104	13,291	100,678	14,885,383	17,493,436	286,248	17,779,684

Profit for the year		—	—	—	—	—	1,703,898	1,703,898	56,332	1,760,230
Other comprehensive income		—	—	—	(10,922)	—	—	(10,922)	—	(10,922)

Net comprehensive income		—	—	—	(10,922)	—	1,703,898	1,692,976	56,332	1,749,308
Resolution during the Annual Stockholders’ General Meeting on June 19, 2009	31
Declaration of cash dividend		—	—	—	—	—	(939,255)	(939,255)	—	(939,255)
Appropriation for reserve fund		—	—	—	—	18,786	(18,786)	—	—	—
Changes in non-controlling interest		—	—	—	—	—	—	—	(14,828)	(14,828)

Balance as of December 31, 2009		543,393	1,546,587	404,104	2,369	119,464	15,631,240	18,247,157	327,752	18,574,909

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
**

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

Years Ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah)

		Attributable to the Owners of the Company
Description	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- controlling Interests	Net Equity
						Appropriated	Unappropriated
Balance as of January 1, 2010		543,393	1,546,587	404,104	2,369	119,464	15,631,240	18,247,157	327,752	18,574,909

Profit for the year		—	—	—	—	—	824,637	824,637	78,233	902,870
Other comprehensive income		—	—	—	(5,096)	—	—	(5,096)	—	(5,096)

Net comprehensive income		—	—	—	(5,096)	—	824,637	819,541	78,233	897,774
Resolution during the Annual Stockholders’ General Meeting on June 22, 2010	31
Declaration of cash dividend		—	—	—	—	—	(749,122)	(749,122)	—	(749,122)
Appropriation for reserve fund		—	—	—	—	14,982	(14,982)	—	—	—
Changes in non-controlling interest		—	—	—	—	—	—	—	(21,598)	(21,598)

Balance as of December 31, 2010		543,393	1,546,587	404,104	(2,727)	134,446	15,691,773	18,317,576	384,387	18,701,963

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
**

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. and Indosat Palapa B.V. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

Years Ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah)

Description		Attributable to the Owners of the Company
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Difference in Transactions of Equity Changes in Associated Companies/ Subsidiaries*	Difference in Foreign Currency Translation**	Retained Earnings		Total	Non- controlling Interests	Net Equity
						Appropriated	Unappropriated
Balance as of January 1, 2011		543,393	1,546,587	404,104	(2,727)	134,446	15,691,773	18,317,576	384,387	18,701,963

Profit for the year		—	—	—	—	—	1,009,080	1,009,080	97,282	1,106,362
Other comprehensive income		—	—	—	401	—	—	401	—	401

Net comprehensive income		—	—	—	401	—	1,009,080	1,009,481	97,282	1,106,763
Resolution during the Annual Stockholders’ General Meeting on June 24, 2011	31
Declaration of cash dividend		—	—	—	—	—	(323,591)	(323,591)	—	(323,591)
Changes in non-controlling interest		—	—	—	—	—	—	—	(29,827)	(29,827)

Balance as of December 31, 2011		543,393	1,546,587	404,104	(2,326)	134,446	16,377,262	19,003,466	451,842	19,455,308

*	This reserve includes difference in foreign currency translation resulting from reduction in tax rates.
**

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. and Indosat Palapa B.V. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah)

	Notes	2009	2010	2011
		Rp	Rp	Rp
CASH FLOWS FROM OPERATING
ACTIVITIES
Cash received from:
Customers		18,415,890	19,678,609	20,620,790
Refund of taxes	6	84,650	41,753	141,271
Interest income		146,826	145,067	81,336
Settlement from currency forward contracts	32c,32h,
	32i-j,32k,
	32aa-ap	—	—	55,371
Settlement from derivative contracts	32c,32h-k	—	—	20,626
Cash paid to/for:
Authorities, other operators, suppliers and others		(10,061,275)	(9,051,275)	(9,102,182)
Employees		(1,359,817)	(1,310,556)	(2,003,642)
Financing cost		(1,730,149)	(2,175,997)	(1,739,810)
Income taxes		(878,137)	(215,874)	(563,320)
Interest rate swap contracts	32m-z	(47,715)	(117,231)	(119,521)
Swap cost from cross currency swap contracts	32a-l	(125,748)	(121,449)	(70,838)
Settlement from derivative contract	32b,32g	—	(24,431)	—
Long-term prepaid licenses	2f19	(338,408)	—	—

Net Cash Provided by Operating Activities		4,106,117	6,848,616	7,320,081

CASH FLOWS FROM INVESTING ACTIVITIES
Cash dividend received from other long-term investment	12a	26,774	19,281	13,790
Proceeds from sale of property and equipment	8	2,253	7,741	6,708
Acquisitions of property and equipment	8	(10,684,690)	(6,495,146)	(6,047,958)
Acquisition of intangible assets	9	(15,044)	(40,052)	(10,452)
Proceeds of Palapa D-Satellite insurance claim	8	—	537,657	—
Purchase of investment in an associated company		—	(194)	—

Net Cash Used in Investing Activities		(10,670,707)	(5,970,713)	(6,037,912)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	18	3,892,786	1,092,059	2,322,900
Proceeds from short-term loan	14	—	—	1,500,000
Repayment of long-term loans	18	(632,814)	(4,098,277)	(3,505,063)
Repayment of bonds payable	19	(14,453)	(3,720,815)	(1,100,000)
Cash dividend paid by the Company	31	(939,255)	(749,122)	(323,591)
Cash dividend paid by subsidiaries to non-controlling interest		(9,291)	(21,436)	(29,692)
Proceeds from bonds payable	19	1,500,000	5,851,301	—
Settlement from derivative contract	32a	—	59,925	—
Decrease (increase) in restricted cash and cash equivalents		(18,206)	2,846	—
Swap cost from cross currency swap contract	32a	(54,116)	(46,136)	—
Net Cash Provided by (Used in) Financing Activities

		3,724,651	(1,629,655)	(1,135,446)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah)

	Notes	2009	2010	2011
		Rp	Rp	Rp
Net Foreign Exchange Differences from Cash and Cash Equivalents		(54,908)	(9,732)	2,213

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,894,847)	(761,484)	148,936
CASH AND CASH EQUIVALENTS OF LIQUIDATED SUBSIDIARY*		(7,020)	—	—
CASH AND CASH EQUIVALENTS OF ACQUIRED SUBSIDIARY	1b	—	755	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,737,866	2,835,999	2,075,270

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	2,835,999	2,075,270	2,224,206

DETAILS OF CASH AND CASH EQUIVALENTS:
Time deposits with original maturities of three months or less and deposits on call		2,611,529	1,791,783	1,919,227
Cash on hand and in banks		224,470	283,487	304,979

Cash and cash equivalents as stated in the consolidated statements of financial position		2,835,999	2,075,270	2,224,206

*	PT Satelindo Multi Media (“SMM”) was liquidated on June 23, 2009.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The address of the Company’s registered office is at Jl. Medan Merdeka Barat 21 Jakarta and it has 4 regional offices located in Jakarta, Surabaya, Batam and Balikpapan.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The consolidated financial statements of the Company and its subsidiaries (collectively referred to hereafter as “the Group”) as of January 1, 2010 and December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 were approved and authorized for issue by the Board of Directors on April 25, 2012, as reviewed and recommended for approval by the Audit Committee.

b. Structure of the Company’s Subsidiaries

As of January 1, 2010 and December 31, 2010 and 2011, the Company has direct and indirect ownership in the following subsidiaries:

				Percentage of Ownership (%)
Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	January 1, 2010	December 31, 2010	December 31, 2011
Indosat Palapa Company B.V. (“IPBV”) (2)	Amsterdam	Finance	2010	—	100.00	100.00
Indosat Mentari Finance Company B.V. (“IMBV”) (2)	Amsterdam	Finance	2010	—	100.00	100.00
Indosat Finance Company B.V. (“IFB”) (3)	Amsterdam	Finance	2003	100.00	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”) (4)	Amsterdam	Finance	2005	100.00	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISPL”)	Singapore	Telecommunication	2005	100.00	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Interactive Vision Media (“IVM”) (5)	Jakarta	Pay TV	2011	—	—	99.83
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	72.54	72.54	72.54
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36	72.36	72.36
PT Lintas Media Danawa (“LMD”) (6)	Jakarta	Information and Communication Services	2008	—	50.65	50.65
PT Artajasa Pembayaran Elektronis (“APE”) (6) (Note 2b)	Jakarta	Telecommunication	2000	39.80	39.80	39.80
PT Satelindo Multi Media (“SMM”) (1)	Jakarta	Telecommunication	1999	99.60	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Total Assets (Before Eliminations)
Name of Subsidiary	January 1, 2010	December 31, 2010	December 31, 2011
IPBV (2)	—	5,966,764	6,015,894
IMBV (2)	—	5,946,885	6,010,359
IFB (3)	2,261,226	21,876	20,923
IIFB (4)	1,044,174	9,635	8,688
ISPL	28,779	54,353	78,264
IMM	738,371	814,652	739,516
IVM (5)	—	—	5,198
SMT	139,833	155,297	209,541
Lintasarta	1,407,461	1,739,049	1,777,761
LMD (6)	—	2,671	5,199
APE (6)	179,681	221,297	258,745
SMM (1)	—	—	—

(1)	Liquidated on June 23, 2009
(2)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and Group, to grant security in respect of their obligation or those of their group Group and third parties.

(3)	Based on an IFB shareholder’s resolution dated November 6, 2008, IFB decided to refund capital injection amounting to EUR99,996. The Company received such refund in February 2009.
(4)	Based on an IIFB shareholder’s resolution dated November 6, 2008, IIFB decided to refund capital injection amounting to EUR1,124,064. The Company received such refund in February 2009.
(5)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totalling Rp4,999. On July 12, 2011, IVM got the license to conduct its Pay TV services. However, as of December 31, 2011, IVM has not started its commercial operations.

(6)	Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied consistently in the preparation of the consolidated financial statements are as follows:

a. Basis of Consolidated Financial Statements

The consolidated financial statements have been prepared using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value and derivative financial instruments and available for sale financial assets which are stated at fair value.

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

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the carrying amount of any non-controlling interest

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Derecognizes the cumulative translation differences recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary). The accounts of APE in 2009, 2010 and 2011 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IPBV, IMBV, IFB, IIFB, and ISPL were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the year for profit or loss accounts. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB, and ISPL are presented as part of “Other Components of Equity” under the Equity section of the consolidated statements of financial position.

Non-controlling interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly-owned.

c. Statement of Compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

d. Reclassifications

Certain accounts were reclassified to allow their comparison with 2011 accounts. The following items discuss the significant reclassifications in the consolidated financial statements:

As of and for the year ended January 1, 2010:

As Previously Reported	As Reclassified	Amount
Short—term investments—net	Other current financial assets—net	—
Investments in associated companies—net	Other non-current assets—net	422
Other long—term investments—net	Other non-current financial assets—net	2,730
Other income (expenses)- others—net	Operating expenses—general and administration	29,357

As of and for the year ended December 31, 2010:

As Previously Reported	As Reclassified	Amount
Short—term investments—net	Other current financial assets—net	—
Other income (expenses)—others—net	Operating expenses—general and administration	32,594

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

e. Adoption of New and Revised Accounting Standards

New and amended standards

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and amended IFRS and International Financial Reporting Interpretations Committee Interpretations (“IFRIC Interpretations”) for financial statements beginning on or after January 1, 2011:

•	IAS 24 Related Party Disclosures (as revised in 2009) effective January 1, 2011

•	IAS 32 Financial Instruments: Presentation (amendment) effective February 1, 2010

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment) effective January 1, 2011

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments effective July 1, 2010

•	Improvements to IFRSs (May 2010)

The new and amended standards are described below:

IAS 24 Related Party Transactions (Amendment)

The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasise a symmetrical view of related party relationships and clarifies the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The Group have evaluated the relationship between related parties and disclosed it according to the revised standard.

IAS 32 Financial Instruments: Presentation (Amendment)

The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has had no effect on the financial position or performance of the Group because the Group do not have these types of instruments.

IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendment)

The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognised as a pension asset. The Group have already considered the asset limitation set out in paragraph 58b of IAS 19. The prepayment discussed in IFRIC 14 has no impact to the Group since they do not have any minimum funding requirement.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

The Interpretation provides guidance on the accounting for the extinguishment of a financial liability by the issue of equity instruments. Specifically, under IFRIC 19, equity instruments issued under such arrangement will be measured at their fair value, and any difference between the carrying amount of the financial liability extinguished and the consideration paid will be recognized in profit or loss. The application of IFRIC 19 has no impact since the Group have not entered into any transactions of this nature.

Improvements to IFRSs

In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies, but no impact on the financial position or performance of the Group.

•

IFRS 3 Business Combinations: The measurement options available for non-controlling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition-date fair value. This amendment has had no effect on the financial position or performance of the Group.

•

IFRS 7 Financial Instruments—Disclosures: The amendment provides additional exemption on IFRS transition in relation to IFRS 7 Financial Instruments: Disclosures, to avoid the potential use of hindsight and to ensure that first-time adopters are not disadvantaged as compared with current IFRS preparers. This standard is not applicable to the Group as it is no longer a first-time adopter of IFRS.

•

IAS 1 Presentation of Financial Statements: The amendment clarifies that an entity may present an analysis of each component of other comprehensive income out either in the statement of changes in equity or in the notes to the financial statements. The Group provided the analysis of each component of other comprehensive income in the statement of changes in equity.

•

IFRIC 13 Customer Loyalty Programmes (determining the fair value of award credits): The amendment clarifies that the ‘fair value’ of award credits should take into account the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale, and any expected forfeitures.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

•	IFRS 3 Business Combinations (Contingent consideration arising from business combination prior to adoption of IFRS 3 [as revised in 2008])

•	IFRS 3 Business Combinations (Un-replaced and voluntarily replaced share-based payment awards)

•	IAS 27 Consolidated and Separate Financial Statements

•	IAS 34 Interim Financial Statements

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group financial statements are listed below. These standards are reasonably expected to be applicable at a future date. The Group intends to adopt these standards when they become effective.

IAS 1 Financial Statement Presentation—Presentation of Items of Other Comprehensive Income (OCI)

The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and early adoption of this amendment will not have significant impact to the Group as it has only one item of OCI which is related to foreign currency translation. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

IAS 12 Income Taxes—Recovery of Underlying Assets

The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment becomes effective for annual periods beginning on or after January 1, 2012. This amendment will have no impact on the Group after initial application.

IAS 19 Employee Benefits (Amendment)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendments require the recognition of changes in defined benefit obligation and in fair value of plan assets when they occur, and hence eliminate the “corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service cost. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension assets or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. The amendment becomes effective for annual periods beginning on or after January 1, 2013. The Group has not yet performed a detailed analysis of the impact of the application of the amendments and hence has not yet quantified the extent of the impact.

IAS 27 Separate Financial Statements (as revised in 2011)

As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. Currently the Group does not have any plan to dispose asset that will be applicable under this standard. The Group intends to adopt this standard when it becomes effective. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IAS 32 Financial Instruments (Amended)

This amendment clarifies certain aspects because of the diversity in the application of the requirements on offsetting, focused on four main areas:

•	the meaning of ‘currently has a legally enforceable right of set-off’

•	the application of simultaneous realization and settlement

•	the offsetting of collateral amounts

•	the unit of account for applying the offsetting requirements.

The Group will wait until this standard becomes effective. The amendment becomes effective for annual periods beginning on or after July 1, 2014.

IFRS 7 Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements

The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. Early adoption of this amendment will not have significant impact to the Group as it does not have transactions involving transfer of financial assets. The Group will wait until this standard becomes effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The Group will wait until this standard become effective.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Consolidation—Special Purpose Entities, which will be withdrawn upon the issuance of the standard. IFRS 10 establishes a single control model that applies to all entities including special-purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The Group intends to adopt this standard when it becomes effective. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers.

IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Group will wait until this standard becomes effective. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 12 Disclosure of Involvement with Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards. The Group will wait until this standard becomes effective. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements and disclosure about fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosure about fair value measurements, except in specified circumstances. The Group will wait until this standard becomes effective. This standard becomes effective for annual periods beginning on or after January 1, 2013.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

When the Group acquires a business, they assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

Years
Customer base
—Prepaid	6
—Post-paid	5
Spectrum license	5
Brand	8
Patent	10

Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the consolidated statements of comprehensive income in the year in which the expenditure is incurred.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of comprehensive income when the asset is derecognized.

Computer Software

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years and assessed for impairment whenever there is indication of impairment. The Company reviews the amortization period and the amortization method for the software at least at each financial year end. Residual value of software is assumed to be zero.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f4. Foreign currency translation

The consolidated financial statements are presented in rupiah, which is the Company’s functional currency and the Group’s presentation currency. Transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the end of the reporting period. All differences are taken to the statements of comprehensive income, except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying properties under construction and installation. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The functional currency and presentation currency of IFB and IIFB are in Euro, while IPBV, IMBV and ISP are in U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate prevailing at the end of the reporting period and their statement of comprehensive income is translated at the average rate during the period. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISP are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the consolidated statements of changes in equity.

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

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

respectively. The points can then be redeemed for free telecommunication and non-telecommunication products, subject to a minimum number of points being obtained. Starting July 29, 2011, the “Poin Plus Plus” program has been replaced with the “Indosat Senyum” program. Both programs have similarity in nature and scheme to redeem the points, except that, under the new program, the Company no longer includes the subscription period as a variable item in calculating the points.

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

Tower Leasing

Revenue from tower leasing classified as operating lease is recognized on the straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Fixed Telecommunications

•	International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the year and had been reported on a net basis after allocations to overseas international carriers.

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

Interest on finance leases and the excess of the minimum lease payment and unguaranteed residual value over its cost are credited to unearned lease income and amortized over the term of the lease using the effective interest method.

f5.3 Dividends

Dividend income is recognized when the Company’s right to receive the payment is established.

f5.4 Expenses

Expenses are recognized when incurred.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f6. Income tax

Current income tax

Current income tax assets and liabilities for the current year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operate and generate taxable income.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

f7. Pensions and other post-employment benefits

Funded Plans

The Group have defined benefit pension plans which require contributions to be made to separately administered funds. Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees.

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

The Group recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs (when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of the defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits). The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains and losses and past service cost that had not previously been recognized.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Unfunded Plans

The Group also provide other post-employment benefits to their employees, such as benefits under Labor Law No.13/2003 (“Labor Law”) and post-retirement healthcare benefits. These benefits are unfunded. The accounting treatment for the unfunded plans is the same as that of the funded plans above.

f8. Financial assets

Initial recognition

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determine the classification of their financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets which are recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commit to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative financial instruments, finance lease receivable and other current and non-current financial assets (quoted and unquoted financial instruments).

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchase in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments.

Financial assets at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the statements of comprehensive income.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value thorugh profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The Group’s cash and cash equivalents, trade and other accounts receivables, due from related parties, other current financial assets and other non-current financial assets are included in this category.

Time deposits with original maturities of three months or less at the time of placement and deposits on call are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

•	Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group have the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of comprehensive income. The losses arising from impairment are recognized in the consolidated statements of comprehensive income.

The Group did not have any HTM investments during the years ended December 31, 2009, 2010 and 2011.

•	Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in equity until the investment is derecognized, at which time the cumulative gain or loss is recognized or determined to be impaired, and is reclassified from equity to comprehensive income. Interest earned on AFS financial investments is reported as intereset income using the EIR method.

The Group have the following investments classified as AFS:

-

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments. These are carried at cost less allowance for impairment.

-	Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f9. Financial liabilities

Initial recognition

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payables, procurement payable, accrued expenses, loans and bonds payable, due to related parties, obligation under finance lease, derivative financial instruments and other current financial liabilities.

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

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in the consolidated statements of comprehensive income when the liabilities are derecognized, as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statements of comprehensive income.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

f12. Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

f13. Impairment of financial assets

The Group assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

•	Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, they include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan has a variable interest rate, the discount rate for measuring impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated statements of comprehensive income.

•	AFS financial assets

In the case of equity investments classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statements of comprehensive income—is removed from other comprehensive income to the consolidated statements of comprehensive income. Impairment losses on equity investments are not reversed through the profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” account in the consolidated statements of comprehensive income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of comprehensive income, the impairment loss is reversed through the consolidated statements of comprehensive income.

f14. Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Group have transferred their rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group have transferred substantially all the risks and rewards of the asset, or (b) the Group have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of comprehensive income.

f15. Derivative financial instruments

The Company enters into and engages in cross currency swap, interest rate swap, currency forward and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments, while providing effective economic hedges of specific interest rate and foreign exchange risks under the Company’s financial risk management objectives and policies, do not meet the criteria for hedge accounting as provided in IAS 39 and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to the consolidated statements of comprehensive income.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the consolidated statements of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

f16. Property and equipment

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation, amortization and impairment in value. Depreciation and amortization of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of comprehensive income when the asset is derecognized.

The estimated useful lives of the assets are as follows:

Years
Landrights	50
Exchange and network assets	3 to 15
Subscribers’ apparatus and other equipment	3 to 15
Buildings and building & leasehold improvements	20 and 3 to 25

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments which enhance the asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the consolidated statements of comprehensive income for the year.

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

f17. Borrowing costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for its intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

finance these projects, to the extent that they are regarded as an adjustment to interest costs (estimated quarterly by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings).

f18. Decommissioning liabilities

The Group is legally required under various lease agreements to dismantle installations in leased sites and restore such sites to their original condition at the end of the lease contract term.

The amount of asset retirement obligations is accreted, and such accretion is recognized as interest expense.

f19. Leases

Group as a lessee

A finance lease that transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, is capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized as part of finance costs in the consolidated statements of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Current Portion of Obligation under Finance Lease is presented as part of Other Current Financial Liabilities.

Operating lease payments are recognized as an operating expense in the consolidated statements of comprehensive income on a straight-line basis over the lease term.

Group as a lessor

A lease in which the Group does not transfer substantitally all the risks and benefits of the ownership of an asset is classified as an operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period which they are earned.

A lease in which the Group transfers substantially all the risks and benefits of the ownership of an asset is classified as a finance lease. Leased asset is recognized as asset held under a finance lease in the consolidated statements of financial position and presented as a receivable at an amount equal to the net investment in the lease. Selling profit or loss is recognized in the period, in accordance with the policy followed by the Group for outright sales. Costs incurred by the Group in connection with negotiating and arranging a lease are recognized as an expense when the selling profit is recognized.

The current portion of Finance Lease Receivables is presented as part of Other Current Financial Assets—Net.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f20. Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs, cellular handsets and pulse reload vouchers are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

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

f22. Impairment of non-financial assets

Property and equipment

The Group assess periodically whether there is an indication that an asset may be impaired. If any such indication exists or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in the consolidated statements of comprehensive income.

For assets, excluding goodwill, an assessment is made periodically as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited to so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of comprehensive income.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following assets have specific characteristics for impairment testing:

Goodwill and other intangible assets

Goodwill is tested for impairment periodically and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill related. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

f23. Provisions

Provisions are recognized when the Group have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Group expect some or all of provisions to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of comprehensive income net of any reimbursement.

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

f25. Basic and diluted earnings per share / ADS

Basic earnings per share is computed by dividing profit for the year attributable to ordinary owners of the Company by the weighted-average number of ordinary shares outstanding during the year (Note 30).

Basic earnings per ADS attributable to owners of the company is computed by multiplying basic earnings per share attributable to owners of the company by 50, which is equal to the number of shares per ADS.

Diluted earnings per share is computed by dividing profit for the year attributable to ordinary owners of the Company (after adjusting profit or loss effect related to dilutive potential ordinary shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3. MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future years.

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

The Group has various lease agreements whereas the Group acts as lessor or lessee in respect of certain property and equipment. The Group evaluates whether significant risks and rewards of ownership of the leased assets are transferred based on IAS 17, “Leases”, which requires the Group to make judgments and estimates of transfer of risks and rewards related to the ownership of the assets.

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum by the Ministry of Communications and Information and Technology (“MOCIT”). The Company was obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 33k). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license, and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 33k). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the prepaid annual radio frequency fee as operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the assets. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

•	Exchange of asset transactions

During 2010 and 2011, the Group entered into several contracts for the exchange of assets for certain of its existing cellular technical equipment with third party supplier. For the exchange of assets transactions, the Group evaluates whether the transactions contain commercial substance based on IAS 16, which requires the Group to make judgments and estimates of the future cash flow and the fair value of the assets received and given up as a result of the transactions. Management consider the exchange of assets transactions to have met the criteria of commercial substance, however the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up.

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

•	Estimating useful lives of property and equipment and intangible assets

The Group estimate the useful lives of their property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed periodically and are updated if expectations differ from previous estimates due to

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any year will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment will increase the recorded operating expenses and decrease non-current assets. An extension in the estimated useful lives of the Group’s property and equipment will decrease the recorded operating expenses and increase non-current assets.

•	Goodwill and intangible assets

The Company accounts for the acquired businesses using the acquisition method which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

•	Realizability of deferred income tax assets

The Group review the carrying amounts of deferred income tax assets at the end of each reporting date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. The Group’s assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that sufficient taxable income will be generated to allow all or part of deferred income tax assets to be utilized.

•	Estimating allowance for impairment of receivables

If there is an objective evidence that an impairment loss has been incurred in trade receivables, the Group estimate the allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Group use judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, the Group also assess a collective impairment allowance against credit exposure of their debtors which are grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to debtors. This collective allowance is based on historical loss experience

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

using various factors such as historical performance of the debtors within the collective group, deterioration in the markets in which the debtors operate, and identified structural weaknesses or deterioration in the cash flows of debtors.

•	Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. Due to complexity of valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believe that their assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in their assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

•	Decommissioning liabilities

Decommissioning liabilities are recognized in the year in which they are incurred if a reasonable estimate of fair value can be made. The recognition of the obligations requires an estimation of the cost to restore / dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

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

The Group recognize revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunication services. The Group estimate the expected average period of customer relationship based on the most recent churn-rate analysis.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of their current or future tax liabilities due to ongoing investigations by, or negotiations with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Group apply similar considerations as they would use in determining the amount of a provision to be recognized in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Group make an analysis of all tax positions related to income taxes to determine if a tax liability for unrecognized tax benefit should be recognized.

As of December 31, 2011, the Company is subject to tax audit for tax year 2010.

The Group presents interest and penalties for the underpayment of income tax, if any, in Income Tax Expense in the consolidated statements of comprehensive income.

4. CASH AND CASH EQUIVALENTS

This account consists of the following:

		December 31,
	January 1, 2010	2010	2011
Cash on hand (including US$10 on January 1, 2010, US$12 on December 31, 2010 and US$13 on December 31, 2011)	1,581	1,792	1,580

Cash in banks
Related parties (Note 29) (including US$4,365 on January 1, 2010, US$4,726 on December 31,2010 and US$3,805 on December 31, 2011)	91,783	116,107	93,880
Third parties (including US$9,759 on January 1, 2010, US$12,885 on December 31, 2010 and US$13,506 on December 31, 2011)	131,106	165,588	209,519

	222,889	281,695	303,399

Time deposits and deposits on call
Related parties (Note 29) (including US$265 on January 1, 2010, US$81,705 on December 31, 2010 and US$11,115 on December 31, 2011)	1,976,259	1,499,544	884,080
Third parties (including US$22,725 on January 1, 2010, US$12,454 on December 31, 2010 and US$24,917 on December 31, 2011)	635,270	292,239	1,035,147

	2,611,529	1,791,783	1,919,227

Total	2,835,999	2,075,270	2,224,206

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.50% to 14.50% in 2009, from 2.50% to 10.00% in 2010 and from 2.50% to 9.75% in 2011, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.001% to 6.00% in 2009, from 0.05% to 4.75% in 2010 and from 0.01% to 2.75% in 2011.

The interest rates on deposits on call and time deposits in related parties are comparable to those offered by third parties.

5. ACCOUNTS RECEIVABLE—TRADE

This account consists of the following:

		December 31,
	January 1, 2010	2010	2011
Related parties (Note 29)
Telkom (including US$75 on January 1, 2010, US$55 on December 31, 2010 and US$51 on December 31, 2011)	31,724	56,108	19,977
Others (including US$6,322 on January 1, 2010, US$7,764 on December 31, 2010 and US$8,085 on December 31, 2011)	151,726	214,038	284,667

Sub-total	183,450	270,146	304,644
Less allowance for impairment	57,538	47,640	47,107

Net	125,912	222,506	257,537

Third parties
Local companies (including US$15,291 on January 1, 2010, US$13,956 on December 31, 2010 and US$16,593 on December 31, 2011)	463,069	628,224	792,857
Overseas international carriers (US$98,042 on January 1, 2010, US$93,755 on December 31, 2010 and US$66,532 on December 31, 2011)	921,595	842,954	603,309
Post-paid subscribers from:
Cellular	252,008	255,973	254,565
Fixed telecommunication	26,813	47,239	22,345

Sub-total	1,663,485	1,774,390	1,673,076
Less allowance for impairment	404,272	448,470	489,544

Net	1,259,213	1,325,920	1,183,532

Total	1,385,125	1,548,426	1,441,069

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The aging schedule of the accounts receivable—trade is as follows:

	January 1, 2010		December 31, 2010		December 31, 2011
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Related parties
0 - 6 months	121,522	66.24	201,256	74.50	196,642	64.55
7 - 12 months	27,207	14.83	47,973	17.76	35,252	11.57
13 - 24 months	2,661	1.45	6,913	2.56	64,498	21.17
Over 24 months	32,060	17.48	14,004	5.18	8,252	2.71

Total	183,450	100.00	270,146	100.00	304,644	100.00

Third parties
0 - 6 months	820,082	49.30	787,871	44.40	947,089	56.61
7 - 12 months	287,533	17.28	279,806	15.77	208,218	12.44
13 - 24 months	285,407	17.16	308,808	17.40	255,648	15.28
Over 24 months	270,463	16.26	397,905	22.43	262,121	15.67

Total	1,663,485	100.00	1,774,390	100.00	1,673,076	100.00

As of January 1, 2010 and December 31, 2010 and 2011, the Group have no “past due and not impaired” accounts receivable.

The movements in the allowance for impairment on accounts receivable—trade are as follows:

	Total	Related Parties	Third Parties
January 1, 2010
Balance at beginning of year	496,163	69,444	426,719
Provision (Note 26)	98,042	6,635	91,407
Write-offs	(101,586)	(9,398)	(92,188)
Net effect of foreign exchange adjustment	(29,560)	(9,143)	(20,417)
Deduction due to liquidation of SMM (Note 1b)	(1,249)	—	(1,249)

Balance at end of year	461,810	57,538	404,272

Individual impairment	162,967	52,137	110,830
Collective impairment	298,843	5,401	293,442

Total	461,810	57,538	404,272

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	790,213	63,391	726,822

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Total	Related Parties	Third Parties
December 31, 2010
Balance at beginning of year	461,810	57,538	404,272
Provision (reversal)—net (Note 26)	67,041	(9,712)	76,753
Write-offs	(23,586)	—	(23,586)
Net effect of foreign exchange adjustment	(9,155)	(186)	(8,969)

Balance at end of year	496,110	47,640	448,470

Individual impairment	182,175	37,576	144,599
Collective impairment	313,935	10,064	303,871

Total	496,110	47,640	448,470

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	405,926	118,486	287,440

	Total	Related Parties	Third Parties
December 31, 2011
Balance at beginning of year	496,110	47,640	448,470
Provision (reversal)—net (Note 26)	41,051	(1,509)	42,560
Net effect of foreign exchange adjustment	105	976	(871)
Write-offs	(615)	—	(615)

Balance at end of year	536,651	47,107	489,544

Individual impairment	189,486	44,086	145,400
Collective impairment	347,165	3,021	344,144

Total	536,651	47,107	489,544

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	309,556	117,572	191,984

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

Information about the Group’s exposure to credit risk is disclosed in Note 35.

Management believes the established allowance is sufficient to cover impairment of accounts receivable—trade.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6. TAXES RECEIVABLE

This account consists of claims for tax refund as of January 1, 2010 and December 31, 2010 and 2011 amounting to Rp396,581, Rp479,786 and Rp514,934, respectively, mainly consisting of the Company’s corporate income tax for fiscal years 2004, 2005, 2006, 2009, 2010 and 2011 and Satelindo’s corporate income tax for fiscal year 2002.

On April 13, 2010, the Company received the tax refund from the Tax Office amounting to Rp41,753 for the remaining tax overpayment of 2004 corporate income tax based on the Tax Court’s Decision Letter dated December 4, 2009 on the 2004 corporate income tax.

On July 15, 2010, the Company received Decision Letter No. KEP-357/WPJ.19/BD.05/2010 from the Directorate General of Taxation (“DGT”) declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. As of April 25, 2012, the Company has not received any decision from the Tax Court on such appeal.

On October 12, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010 (Note 16). On February 24, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated October 29, 2010 for the 2005 corporate income tax. On March 25, 2011, the Company submitted a Counter Memorandum for Reconsideration Request to the Supreme Court. As of April 25, 2012, the Company has not received any decision from the Supreme Court on such request.

On April 21, 2011, the Company received the assessment letter on tax overpayment (“SKPLB”) from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp835, which was charged to current operations. On May 31, 2011, the Company received the tax refund of its claim for 2009 corporate income tax amounting to Rp23,695 after being offset with the accepted amount of tax correction of VAT for the period January—December 2009 (Note 16). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. As of April 25, 2012, the Company has not received any decision from the Tax Office on such letter.

On April 25, 2011, IMM received SKPLB from the Tax Office for IMM’s 2009 corporate income tax amounting to Rp34,950, which amount is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2009 claim for tax refund amounting to Rp597 to current operations. On the same date, IMM also received the assessment letters on tax underpayment (“SKPKBs”) for IMM’s 2009 income tax articles 21 and 23 and VAT totalling Rp4,512 (including penalties and interest). On May 26 2011, IMM received the refund of its claim for 2009 corporate income tax amounting to Rp30,438, after being offset with above underpayment of IMM’s 2009 income tax articles 21 and 23 and VAT.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of April 25, 2012, the Company has not received any decision from the Supreme Court on such request.

7. OTHER CURRENT FINANCIAL ASSETS – NET

This account consists of the following:

	January 1, 2010	December 31,
		2010	2011
Short-term investment	25,395	25,395	25,395
Less allowance for impairment	25,395	25,395	25,395

Net	—	—	—
Restricted cash and cash equivalents (including US$1,681 on January 1, 2010, US$1,645 on December 31, 2010 and US$168 on December 31, 2011)	31,511	48,165	18,830
Finance lease receivables	—	—	5,043
Others (including US$5 on January 1, 2010, US$70 on December 31, 2010 and US$10 on December 31, 2011)	3,662	4,954	5,960

Total	35,173	53,119	29,833

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Landrights	Properties under construction and installation	Total
Cost
At January 1, 2009	36,389,712	3,485,809	9,202,837	473,109	13,926,944	63,478,411
Additions	158,871	56,996	18,922	—	11,334,716 *	11,569,505
Derecognitions	(89,448)	(34,507)	(14,604)	—	(84,218)	(222,777)
Divestment of SMM—a subsidiary	—	(6,617)	(70)	—	—	(6,687)
Reclassifications	14,701,390	368,118	2,369,910	31,511	(17,470,929)	—

At December 31, 2009	51,160,525	3,869,799	11,576,995	504,620	7,706,513	74,818,452
Additions	364,134	51,381	4,088	15,977	5,039,357 **	5,474,937
Derecognitions	(2,091,220)	(30,657)	(70,346)	—	—	(2,192,223)
Reclassifications	7,572,859	412,498	1,278,139	20,490	(9,283,986)	—

At December 31, 2010	57,006,298	4,303,021	12,788,876	541,087	3,461,884	78,101,166
Additions	523,948	37,773	821,482	—	5,517,982 ***	6,901,185
Derecognitions	(1,799,943)	(81,053)	(125,569)	—	—	(2,006,565)
Reclassifications	5,383,034	394,168	391,714	1,975	(6,170,891)	—

At December 31, 2011	61,113,337	4,653,909	13,876,503	543,062	2,808,975	82,995,786

Accumulated depreciation, amortization and impairment
Accumulated depreciation, amortization and impairment at January 1, 2009	19,175,081	2,520,341	3,388,916	60,460	—	25,144,798
Depreciation and amortization charge for the year	4,156,188	431,015	857,032	10,210	—	5,454,445
Derecognitions	(89,448)	(34,359)	(9,637)	—	—	(133,444)
Divestment of SMM—a subsidiary	—	(5,415)	(70)	—	—	(5,485)

Accumulated depreciation, amortization and impairment at December 31, 2009	23,241,821	2,911,582	4,236,241	70,670	—	30,460,314
Depreciation and amortization charge for the year	4,784,832	437,982	950,794	10,940	—	6,184,548
Derecognitions	(1,932,935)	(29,838)	(70,324)	—	—	(2,033,097)

Accumulated depreciation, amortization and impairment at December 31, 2010	26,093,718	3,319,726	5,116,711	81,610	—	34,611,765
Depreciation and amortization charge for the year	5,103,540	466,208	897,410	11,152	—	6,478,310
Derecognitions	(1,283,253)	(81,053)	(115,352)	—	—	(1,479,658)

Accumulated depreciation, amortization and impairment at December 31, 2011	29,914,005	3,704,881	5,898,769	92,762	—	39,610,417

*	including additional property and equipment purchased from Lintasarta amounting to Rp13,346 (net of intercompany loss of Rp2,092)
**	including additional property and equipment purchased from Lintasarta amounting to Rp71,423 (net of intercompany loss of Rp11,683)
***	including additional property and equipment purchased from Lintasarta amounting to Rp88,371 (net of intercompany loss of Rp27,578)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Landrights	Properties under construction and installation	Total

Net book value
At January 1, 2009	17,214,631	965,468	5,813,921	412,649	13,926,944	38,333,613
At December 31, 2009	27,918,704	958,217	7,340,754	433,950	7,706,513	44,358,138
At December 31, 2010	30,912,580	983,295	7,672,165	459,477	3,461,884	43,489,401
At December 31, 2011	31,199,332	949,028	7,977,734	450,300	2,808,975	43,385,369

Submarine cables (presented as part of exchange and network assets) represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation and amortization expense charged to profit or loss amounted to Rp5,454,445, Rp6,184,548 and Rp6,478,310 in 2009, 2010 and 2011, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve as contemplated in IAS 36 for the current year.

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

As of December 31, 2011, approximately Rp17,221 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Notes 18i and 18k).

As of December 31, 2011, the Group insured their respective property and equipment (except submarine cables) for US$215,654 and Rp40,471,593 including insurance on the Company’s satellite amounting to US$132,800. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Group’s properties under construction and installation as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

	Percentage of Completion	Cost	Estimated Date of Completion
January 1, 2010
Exchange and network assets	5 - 99	6,819,312	January - September 2010
Subscribers’ apparatus and other equipment	55 - 95	120,609	January - July 2010
Buildings and building & leasehold improvements	6 - 75	766,592	January 2010 - December 2011

Total		7,706,513

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Percentage of Completion	Cost	Estimated Date of Completion
December 31, 2010
Exchange and network assets	5 - 99	3,158,581	January - December 2011
Subscribers’ apparatus and other equipment	25 - 95	25,853	January - December 2011
Buildings and building & leasehold improvements	6 - 95	277,450	January - December 2011

Total		3,461,884

December 31, 2011
Exchange and network assets	17 - 90	2,574,418	January - June 2012
Subscribers’ apparatus and other equipment	40 - 90	93,535	January - June 2012
Buildings and building & leasehold improvements	20 - 95	141,022	January - June 2012

Total		2,808,975

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2009, 2010 and 2011 amounted to Rp181,522, Rp18,698 and Rp2,933, respectively.

For the years ended December 31, 2009, 2010 and 2011, exchanges and sales of certain property and equipment were made as follows:

	2009	2010	2011
Exchanges of Assets
Kalimantan Project (Note 33f)
Carrying amount of assets received	—	158,285	400,956
Carrying amount of assets given up	—	(158,285)	(400,956)

Sumatra and Java Project (Note 33c)
Carrying amount of assets received	—	—	115,734
Carrying amount of assets given up	—	—	(115,734)

Sales of Assets
Proceeds	2,253	7,741	6,708
Net book value	(5,115)	(841)	(78)

Outright Sale of Asset Being Leased
Fair value of asset being leased	—	—	94,187
Net book value	—	—	(10,140)

Gain (loss)	(2,862)	6,900	90,677

In the above exchange of assets transaction, the fair value of neither the assets received nor the assets given up cannot be measured reliably, hence, their values were measured at the carrying amounts of the assets given up.

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. This review indicated that the actual lives of towers which are recorded under Exchange and Network Assets are longer than the estimated useful lives used for depreciation purposes in the consolidated financial statements. As a result, effective January 1, 2010, the Company changed its estimates of the useful lives of its towers to better reflect the estimated periods during which these assets will remain in service. The towers that previously averaged 15years were increased to an average of 25 years. The effect of this change in estimate was to reduce 2011 depreciation expense by Rp216,893.

The carrying value of equipment held under finance leases at December 31, 2011 was Rp695,426.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and LMD in 2010, respectively.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount
Spectrum license	222,922
Customer base
—Post-paid	154,220
—Prepaid	73,128
Brand	147,178

Total	597,448

The changes in the goodwill and other intangible assets account are as follows:

	Non-integrated Software	Other Intangible Assets	Goodwill	Total
Cost:
At January 1, 2009	220,533	597,448	2,944,362	3,762,343
Additions	15,044	—	—	15,044

At December 31, 2009	235,577	597,448	2,944,362	3,777,387
Additions	40,052	—	—	40,052

At December 31, 2010	275,629	597,448	2,944,362	3,817,439
Additions	10,340	112	—	10,452

At December 31, 2011	285,969	597,560	2,944,362	3,827,891

Accumulated Amortization:
At January 1, 2009	200,818	569,954	930,862	1,701,634
Amortization	14,539	18,397	—	32,936

At December 31, 2009	215,357	588,351	930,862	1,734,570
Amortization	10,595	9,097	—	19,692

At December 31, 2010	225,952	597,448	930,862	1,754,262
Amortization	17,607	51	—	17,658

At December 31, 2011	243,559	597,499	930,862	1,771,920

Net book value:
At January 1, 2009	19,715	27,494	2,013,500	2,060,709

At December 31, 2009	20,220	9,097	2,013,500	2,042,817

At December 31, 2010	49,677	—	2,013,500	2,063,177

At December 31, 2011	42,410	61	2,013,500	2,055,971

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Other intangible assets consist of the following:

	Useful lives (years)	January 1, 2010			December 31, 2010			December 31, 2011
		Gross		Net	Gross		Net	Gross		Net
		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
Customer base:
Post-paid	5	154,220	154,220	—	154,220	154,220	—	154,220	154,220	—
Prepaid	6	73,128	73,128	—	73,128	73,128	—	73,128	73,128	—
Spectrum license	5	222,922	222,922	—	222,922	222,922	—	222,922	222,922	—
Brand	8	147,178	138,081	9,097	147,178	147,178	—	147,178	147,178	—
Patent	10	—	—	—	—	—	—	112	51	61

Total		597,448	588,351	9,097	597,448	597,448	—	597,560	597,499	61

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indications of impairment. As of December 31, 2011, the market capitalization of the Company was above the book value of its equity. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

Key assumptions used in the FVLCTS calculation at December 31, 2011:

Discount rates—The Company has chosen to use weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 11% and 12%.

Compounded Annual Growth Rate (“CAGR”)—The CAGR projection for the 5-year budget period of the cellular business unit revenue based on the market analysts’ forecast is between 3.9% and 5.6%.

Cost to Sell—As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.5% of the enterprise value.

As a result of the impairment testing, management did not identify an impairment for the cellular business unit to which goodwill of Rp2,013,500 is allocated.

10. LONG-TERM PREPAID RENTALS—NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

12. OTHER NON-CURRENT FINANCIAL ASSETS—NET

This account consists of the following:

		December 31,
	January 1, 2010	2010	2011
Other long-term investments	102,707	102,707	116,307
Less allowance for impairment	99,977	99,977	113,577

Net	2,730	2,730	2,730

Restricted cash and cash equivalent (including US$146 on January 1, 2010, US$155 on December 31, 2010 and US$290 on December 31, 2011)	52,416	39,595	50,826
Employee loans receivable	15,844	15,679	13,515
Others (including US$1,246 on January 1, 2010, US$1,272 on December 31,2010 and US$1,288 on December 31,2011)	31,744	22,401	23,345

Sub-total	100,004	77,675	87,686

Total	102,734	80,405	90,416

Other long-term investments—net consist of the following:

a.	Investments in shares of stock accounted under the cost method:

December	31, 2011

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation [previously ICO Global Communication (Holdings) Limited*]	United States of America	Satellite service	0.0067	49,977
Asean Cableship Pte. Ltd. (“ACPL”)**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 -18.89	14,966

Total				116,208
Less allowance for impairment				113,577

Net				2,631

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

January 1 and December 31, 2010

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
ICO Global Communication (Holdings) Limited	United States of America	Satellite service	0.0087	49,977
ACPL**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 -14.29	1,366

Total				102,608
Less allowance for impairment				99,977

Net				2,631

*

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted to 0.0068% since the Company did not exercise its right in relation to a rights issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Furthermore, as of December 31,2011, the Company’s ownership in Pendrell has been diluted to 0.0067%.

**

The Company received dividend income from its investment in ACPL totaling US$2,736 (equivalent to Rp26,774), US$2,140 (equivalent to Rp19,281) US$1,574 (equivalent to Rp13,790) for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company has provided allowance for impairment of its investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of December 31, 2009 and 2010 and Rp113,577 as of December 31, 2011, which the Company believes is adequate to cover impairment losses on the investments.

b.	Equity securities from BNI of Rp89 and Telkom of Rp10 are both available for sale as of December 31, 2009, 2010 and 2011.

13. OTHER NON-CURRENT ASSETS—NET

As of January 1, 2010 and December 31, 2010 and 2011, this account consists of the following:

	January 1, 2010	December 31,
		2010	2011
Investment in an associated company	56,722	56,300	56,300
Less allowance for impairment	56,300	56,300	56,300

Net	422	—	—
Others	5,518	8,341	5,593

Total	5,940	8,341	5,593

14. SHORT-TERM LOAN

The balance of this account as of December 31, 2011 of Rp1,499,256 (net of unamortized loan issuance cost of Rp744) represents loan from Mandiri, a related party (Note 29).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

On June 21, 2011, the Company entered into a Revolving Time Loan Facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to finance the Company’s operational working capital, capital expenditure and/or refinancing requirements. This facility is available from June 21, 2011 to June 20, 2014 and drawdowns bear interest at 1-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.4% per annum. Each drawdown matures 3 months from the drawdown date and can be extended for further 3-month periods by submitting a written request for such extension to Mandiri.

On August 2, 2011, the Company made the first drawdown amounting to Rp300,000 from the facility and based on the latest extension, the maturity date of the loan has been extended to February 2, 2012 based on extension request letter dated October 25, 2011.

Subsequently, on December 5, 2011, the Company entered into an amendment of this agreement to cover the increase of the facility amount up to Rp1,500,000 and the change of the interest rate to 1-month JIBOR plus 1.25% per annum.

On December 14, 2011, the Company drew down Rp1,200,000 from this facility .

Voluntary early repayment is permitted subject to 3 days prior written notice. The Company may early repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of December 31, 2011, the Company has complied with all the financial ratios required to be maintained.

The amortization of the loan issuance cost for the year ended December 31, 2011 amounted to Rp1,656 (Note 27).

15. PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

		December 31,
	January 1, 2010	2010	2011
Related parties (Note 29) (including US$631 on January 1, 2010, US$404 on December 31, 2010 and US$114 on December 31, 2011)	117,284	68,681	36,073
Third parties (including US$309,520 on January 1, 2010, US$246,211 on December 2010 and US$220,674 on December 31, 2011)	5,172,498	3,575,786	3,393,848

Total	5,289,782	3,644,467	3,429,921

The billed amount of procurement payable amounted to Rp1,478,057, Rp360,508 and Rp555,065 as of December 31, 2009, 2010 and 2011, respectively. The unbilled amount of procurement payable amounted to Rp3,811,725, Rp3,283,959 and Rp2,874,856 as of December 31, 2009, 2010 and 2011, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE

This account consists of the following:

		December 31,
	January 1, 2010	2010	2011
Estimated corporate income tax payable, less tax prepayments of Rp439,147 in 2009, Rp123,281 in 2010 and Rp106,847 in 2011	21,826	4,890	13,330
Income tax article 25	40,122	18,899	14,964

Total	61,948	23,789	28,294

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the income tax expense for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Estimated taxable income (tax loss) of the Company	1,117,916	(1,142,061)	(266,924)

Income tax expense—current (at statutory tax rates)
Company	313,016	—	—
Subsidiaries	147,957	128,171	120,177
Tax correction from previous year paid during the year	33,517	—	2,665

Total income tax expense—current	494,490	128,171	122,842

Income tax expense (benefit)—deferred—effect of temporary differences at enacted maximum tax rates (28% or 25% in 2009, 25% in 2010 and 2011)
Company
Depreciation—net	228,846	423,027	334,125
Amortization of other intangible assets	58,962	47,642	43,333
Equity in net income of investees	34,073	42,652	32,812
Accrual of employee benefits—net	(27,818)	(3,820)	28,919
Incomes from leasing transaction	—	—	19,862
Net periodic pension cost	(115)	(4,253)	3,847
Amortization of 3G licenses	1,722	8,751	3,314
Tax loss	—	(285,515)	(66,731)
Loss on sale of property and equipment—net	1,036	86,055	(54,348)
Write-off of accounts receivable (provision for impairment of receivables)—net	15,517	(8,685)	(6,877)
Charges from leasing transaction	—	—	(13,652)
Amortization of debt and bonds issuance costs, consent solicitation fees and discount (Notes 18 and 19)	548	(2,580)	(3,670)
Provision for termination, gratuity and compensation benefits of employees	(7,662)	(8,217)	(232)
Others	(1,992)	4,402	916

Net	303,117	299,459	321,618
Deferred income tax benefit—net resulting from reversal of deferred tax liabilities (DTL) on investment in IMM, ISPL, and IPBV	—	—	(109,497)

Net	303,117	299,459	212,121
Subsidiaries
Depreciation—net	(10,549)	(6,073)	(15,149)
Write-off of accounts receivable (provision for impairment of receivables)—net	(2,943)	533	(3,601)
Accrued expenses	(506)	(948)	(3,036)
Net periodic pension cost	1,524	720	(551)
Others	(1,184)	476	3,025

Net	(13,658)	(5,292)	(19,312)

Net income tax expense—deferred	289,459	294,167	192,809

Income tax expense—net	783,949	422,338	315,651

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the estimated income tax payable is as follows:

	December 31,
	January 1, 2010	2010	2011
Income tax expense—current
Company	313,016	—	—
Subsidiaries	147,957	128,171	120,177
Tax correction from previous year paid during the year	33,517	—	2,665

Total income tax expense—current	494,490	128,171	122,842

Less prepayments of income tax of the Company
Article 22	101,137	52,126	80,935
Article 23	7,071	6,810	14,275
Article 25	299,289	28,795	—

Total prepayments of income tax of the Company	407,497	87,731	95,210

Less prepayments of income tax of Subsidiaries
Article 22	7,534	1,107	—
Article 23	3,306	3,696	5,880
Article 25	151,693	194,309	187,474

Total prepayments of income tax of Subsidiaries	162,533	199,112	193,354

Total prepayments of income tax	570,030	286,843	288,564

Estimated income tax payable Subsidiaries	21,826	4,890	13,330

Total estimated income tax payable	21,826	4,890	13,330

		December 31,
	January 1, 2010	2010	2011
Claim for tax refund (presented as part of “Taxes Receivable”)
Company	94,481	87,731	95,210
Subsidiaries	36,402	75,831	86,507

Total claim for tax refund	130,883	163,562	181,717

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 28% in 2009, 25% in 2010 and 2011 to the profit before income tax and the income tax expense as shown in the consolidated statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Profit before income tax	2,544,179	1,325,208	1,422,013

Income tax expense at the applicable tax rate of 28% in 2009, 25% in 2010 and 2011	712,370	331,302	355,503
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	56,265	58,384	42,540
Tax effect on permanent differences
Employee benefits	15,815	16,180	18,501
Donation	3,577	6,037	9,116
Assessment for income taxes and related penalties	15,497	20,844	3,300
Amortization of land rights	2,859	2,735	2,788
Interest income already subjected to final tax	(41,764)	(36,200)	(21,162)
Others	(5,918)	11,161	1,983
Tax correction from previous year paid during the year	33,517	—	2,665
Adjustment due to tax audit and others	(8,269)	11,895	9,914
Deferred income tax benefit from the reversal of DTL on investment in IMM, ISPL and IPBV	—	—	(109,497)

Income tax expense—net per consolidated statements of comprehensive income	783,949	422,338	315,651

The tax effects of significant temporary differences between financial and tax reporting of the Company are as follows:

		December 31,
	January 1, 2010	2010	2011
Deferred tax assets
Tax loss	—	285,515	352,246
Accrual of employee benefits—net	223,067	235,104	206,416
Allowance for impairment of receivables	109,510	118,195	125,073
Allowance for decline in value of investment in associated company and other long-term investments	39,069	39,069	42,469
Pension cost	17,890	22,143	18,296
Charges from leasing transaction	—	—	13,652
Allowance for decline in value of short-term investments	6,349	6,349	6,349
Others	5,242	4,483	2,146

Total	401,127	710,858	766,647

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

		December 31,
	January 1, 2010	2010	2011
Deferred tax liabilities
Property and equipment	1,711,076	2,220,158	2,499,935
Investments in subsidiaries/associated company—net of amortization of goodwill and other intangible assets	308,680	398,974	366,606
Incomes from leasing transaction	—	—	19,862
Long-term prepaid licenses	4,811	13,562	16,876
Deferred debt and bonds issuance costs, consent solicitation fees and discount	13,106	10,527	6,856
Difference in transactions of equity changes in associated company	1,460	1,460	1,460
Others	9,132	11,075	12,205

Total	2,048,265	2,655,756	2,923,800

Deferred tax liabilities—net	1,647,138	1,944,898	2,157,153

The breakdown by entity of the deferred tax assets and liabilities:

	January 1, 2010		December 31, 2010		December 31, 2011
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	1,647,138	—	1,944,898	—	2,157,153

Subsidiaries
Lintasarta	76,475	—	77,755	—	80,396	—
IMM	11,524	—	17,263	—	33,718	—
APE	—	3,070	—	4,383	—	5,165
ISP	—	619	—	428	—	1,027
SMT	—	991	—	1,597	—	—
LMD	—	—	—	—	—	—

Total	87,999	1,651,818	95,018	1,951,306	114,114	2,163,345

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the allowance for impairment of receivables is realized upon the write-off of the receivables after fulfilling certain requirements under the Income Tax Law, the allowance for impairment of investments in associated company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries / associated companies, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Prior to 2011, the Company provided for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investments in subsidiaries as the Company believed that it was probable the investments for certain subsidiaries would be recovered through the sale of the shares which is a taxable transaction, and for certain subsidiaries the differences would be deductible from ordinary income as a result of a merger. In 2011, the Company re-evaluated its investment strategy including the accounting treatment on the recognition of deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in investments in subsidiaries and the evaluation of “foreseeable future” and the “more likely than not” judgements. Based on the Company’s evaluation, the deferred tax liabilities are not recognized for temporary differences between the tax and book bases in investments in certain subsidiaries (IMM, ISPL and IPBV) since the Company believes the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future. Hence, the balance of the deferred tax liabilities on the taxable temporary differences on the investments in IMM, ISPL and IPBV as of January 1, 2011 totalling Rp109,497 was reversed with a credit to current deferred income tax benefit.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund received on the Company’s corporate Income Tax for fiscal year 2005 amounting to Rp38,155 (Note 6). On January 7, 2011, the Company paid the remaining amount of Rp41,863 on the underpayment of the Company’s 2008 and 2009 income tax article 26 based on STPs from the DGT. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. As of April 25, 2012, the Company has not yet received any decision from the Tax Court on such appeal.

On April 21, 2011, the Company received SKPKB from the DGT for the Company’s VAT for the period January—December 2009 totalling Rp182,800 (including penalties). The Company accepted a part of the corrections amounting to Rp4,160 which was charged to current operations (Note 6). On July 15, 2011, the Company paid the remaining underpayment amounting to Rp178,640 of the VAT for the period January—December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January—December 2009. As of April 25, 2012, the Company has not yet received any decision from the Tax Office on such objection letter.

The tax losses carryover of SMT and the Company as of December 31, 2011 can be carried forward through 2016 based on the following schedule:

Year of Expiration	Amount
2012	30,205
2013	26,660
2014	31,901
2015	1,192,832
2016	289,695

Total	1,571,293

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

17. ACCRUED EXPENSES

This account consists of the following:

		December 31,
	January 1, 2010	2010	2011
Interest	228,743	339,957	319,880
Network repairs and maintenance	301,857	265,428	288,731
Radio frequency fee	240,718	195,686	283,588
Marketing	125,908	120,092	214,907
Employee benefits (Notes 21 and 28)	152,447	216,732	180,441
Dealer incentive (Note 2f5.1)	80,778	125,836	82,615
Blackberry access fee	10,340	20,679	79,627
Rental	18,225	28,090	59,929
Universal Service Obligation (“USO”)	62,378	59,899	59,716
Utilities	94,359	85,650	58,609
Link	7,204	31,111	55,593
Concession fee	2,468	38,005	35,370
Consultancy fees	66,218	65,288	35,309
General and administration	25,546	27,706	31,119
Others (each below Rp20,000)	108,372	90,726	106,043

Total	1,525,561	1,710,885	1,891,477

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE

This account consists of the following:

		December 31,
	January 1, 2010	2010	2011
Third parties—net of unamortized debt issuance cost and consent solicitation fee of Rp250,888 in 2009, Rp189,979 in 2010 and Rp146,511 in 2011; and unamortized debt discount of Rp25,892 in 2009, Rp19,267 in 2010 and Rp11,891 in 2011	11,563,262	9,553,906	8,727,473
Related party (Note 29)
Mandiri—net of unamortized debt issuance cost and consent solicitation fee of Rp7,511 in 2009, Rp2,955 in 2010 and Rp1,157 in 2011	2,592,489	1,297,045	998,843

Total loans payable	14,155,751	10,850,951	9,726,316

Less current maturities (net of unamortized debt issuance cost and consent solicitation fees of Rp373 in 2010 and Rp2,295 in 2011):
Third parties	1,040,259	2,884,147	2,301,694
Related party	400,000	300,000	998,843

Total current maturities	1,440,259	3,184,147	3,300,537

Long-term portion
Third parties	10,523,003	6,669,759	6,425,779
Related party	2,192,489	997,045	—

	12,715,492	7,666,804	6,425,779

The loans from third parties consist of the following:

		December 31,
	January 1, 2010	2010	2011
AB Svensk Exportkredit, Sweden with Guarantee from Export Kredit Namnden—net of unamortized debt issuance cost of Rp36,909 in 2009, Rp27,593 in 2010 and Rp26,434 in 2011	1,200,551	1,972,905	2,127,216
Syndicated U.S. Dollar Loan Facility—net of unamortized debt issuance cost and consent solicitation fee of Rp44,563 in 2009, Rp27,122 in 2010 and Rp11,621 in 2011	4,185,437	4,018,828	2,069,484
BCA Revolving Time Loan—net of unamortized debt issuance cost of Rp736	—	—	1,499,264
HSBC France—net of unamortized debt issuance cost and consent solicitation fee of Rp156,357 in 2009, Rp129,167 in 2010 and Rp104,536 in 2011	1,736,678	1,500,434	1,356,403
BCA—net of unamortized debt issuance on cost and consent solicitation fee of Rp7,055 in 2009, Rp2,903 in 2010 and Rp1,138 in 2011	3,092,945	1,297,097	998,862
Goldman Sachs International
Principal, net of unamortized debt discount of Rp25,892 in 2009, Rp19,267 in 2010 and Rp11,891 in 2011	408,408	415,033	422,409

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

		December 31,
	January 1, 2010	2010	2011
Foreign Exchange (FX) Conversion Option—net of credit risk adjustment	97,942	54,595	49,518
9-Year Commercial Loan—net of unamortized debt issuance cost and consent solicitation fee of Rp3,707 in 2009, Rp2,821 in 2010 and Rp2,046 in 2011	237,733	203,805	181,834
Investment Credit Facility 6 from CIMB Niaga	23,772	52,483	22,483
Finnish Export Credit Ltd.—net of unamortized debt issuance cost and consent solicitation fee of Rp1,113 in 2009 and Rp373 in 2010	106,047	33,793	—
Investment Credit Facility 5 from CIMB Niaga	24,933	4,933	—
DBS—net of unamortized debt issuance cost and consent solicitation fee of Rp1,184	448,816	—	—

Total	11,563,262	9,553,906	8,727,473
Less current maturities (net of unamortized debt Issuance costs and consent solicitation fees totaling Rp373 in 2010 and Rp2,295 in 2011)	1,040,259	2,884,147	2,301,694

Long-term portion	10,523,003	6,669,759	6,425,779

The details of the loans from a related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Mandiri*	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: Average 3-month JIBOR + 1.5% p.a. • Payable quarterly

•      Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

•      With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

Mandiri*	• 5-year unsecured credit facility 2 • Loan drawdowns are payable annually	July 28, 2014	Rp1,000,000	• Average 3-month JIBOR + 4% p.a. • Effective May 31, 2010: average 3-month JIBOR + 2.25% p.a. • Payable quarterly	• Permitted—subject to 2% penalty of the prepaid amount • On November 15, 2010, the Company made an early repayment of the remaining loan balance amounting to Rp900,000.

*	related party (Note 29)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
b. AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export Kredit Namnden (“EKN”)	• Credit facilities consisting of Facilities A,B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively • Loan drawdowns are payable semi-annually	May 31, 2016 for facility A, February 28, 2017 for facility B and November 30, 2017 for facility C	US$315,000

•      Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.57%

•      Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

•      Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.59%.

•      Payable semi-annually

•      Permitted only in proportionate amount for each Facility A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

•      In minimum amount of US$5,000 and in an amount divisible by US$500

•      Any repayment shall satisfy the obligations of loan repayment in inverse chronological order (Note 36o).

c. Syndicated U.S. Dollar Loan Facility —12 Financial Institutions **	• 5-year unsecured credit facility • Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	• USD London Inter-Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (off- shore lenders) • Payable semi-annually	• Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

*	related party (Note 29)
**

On October 14, 2011, PT Bank UOB Indonesia (one of lenders under the Syndicated U.S. Dollar Loan Facility) transferred its portion of the loan to UOB Limited (another lender under the Syndicated U.S. Dollar Loan Facility), hence the number of lenders became 12.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
d. BCA

•     The revolving time loan with maximum amount of Rp1,000,000

•     Each drawdown matures 1 month from the drawdown date. Subsequently, on August 9, 2011, the Company obtained an approval from BCA to amend the maturity date of each drawdown to become at the latest on February 10, 2014

•     On December 1, 2011, the facility was amended to increase the facility amount up to Rp1,500,000 and change the interest rate.

		February 10, 2014	Rp1,500,000	• JIBOR + 1.4% p.a. However, starting December 1, 2011, JIBOR + 1.25% p.a • Payable monthly	• Permitted subject to 1 day prior written notice • The Company may repay the whole or any part of the loan (Notes 36j, 36u and 36ab).

e. HSBC France	• 12 year -COFACE term facility • Payable in twenty semi-annual installments	September 30, 2019	US$157,243	• 5.69% p.a. • Payable semi-annually

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
e. HSBC France	• 12 year - SINOSURE term facility • Payable in twenty semi-annual installments	September 30, 2019	US$44,200	• USD LIBOR + 0.35% p.a. • Payable semi-annually

•     Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$10,000 and in an amount divisible by US$1,000

•     Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

f. BCA	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	September 27, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: 3-month JIBOR + 1.5% p.a. • Payable quarterly

•     Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

•     With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date.

g. Goldman Sachs International (GSI)

•     Investment loan

•     provides an “FX Conversion Option” for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”).

•     Fair value of FX Conversion Option as of December 31, 2009, 2010 and 2011 amounting to US$10,419.43, US$6,072.20 and US$5,460.78 (equivalent to Rp97,942, Rp54,595 and Rp49,518), respectively (Note 32)

		May 30, 2013	Rp434,300	• 8.75% p.a. • Payable quarterly • If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal.

•     Certain changes affecting withholding taxes in the United Kingdom or Indonesia

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
h. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited, Jakarta Branch

•     9-year unsecured commercial facility

•     Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 28, 2016	US$27,037	• USD LIBOR + 1.45% p.a. • Payable semi-annually

•     Permitted only on each repayment date after first repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$5,000 and in an amount divisible by US$1,000

•     Any prepayment shall satisfy the obligations of loan repayment proportionately.

i. CIMB Niaga	• Investment credit facility 6 obtained by Lintasarta • Payable quarterly	August 24, 2012	Rp75,000	• 14.5% p.a., subject to change by CIMB Niaga depending on the market condition • Payable quarterly

•     Permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga (Note 36n).

•     The loan is collateralized by all equipment (Note 8) purchased from the proceeds of credit facility.

j. Finnish Export Credit Ltd.	• 5-year credit facility • Paid semi-annually	May 12, 2011	US$38,000	• 4.15% p.a. • Paid semi-annually

•     Permitted only after 60 days of the loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

•     In May 2011, this loan was fully paid.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
k. CIMB Niaga	• Investment credit facility 5 obtained by Lintasarta • Paid quarterly	January 10, 2011	Rp50,000	• 1-month SBI + 2.25% p.a. • Paid quarterly

•     Permitted only on interest payment date subject to 13 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties was allowed with 1% penalty of the early repaid amount.

•     The loan was collateralized by all equipment (Note 8) purchased from the proceeds of credit facility

•     In January 2011, this loan was fully paid.

l. DBS	• 5-year unsecured credit facility • Loan drawdowns are payable annually	November 1, 2012	Rp500,000	• Year 1: 9.7% • Year 2: 10.4% • Years 3-5: 3-month SBI + 1.5% p.a. • Payable quarterly

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The scheduled principal payments from 2012 of all the loans payable as of December 31, 2011 are as follows:

	Twelve months ending December 31,
	2012	2013	2014	2015	2016 and thereafter	Total
In rupiah
BCA—revolving time loan	—	—	1,500,000	—	—	1,500,000
Mandiri	1,000,000	—	—	—	—	1,000,000
BCA—5-year facility	1,000,000	—	—	—	—	1,000,000
CIMB Niaga	22,483	—	—	—	—	22,483
GSI	—	434,300	—	—	—	434,300

Sub-total	2,022,483	434,300	1,500,000	—	—	3,956,783

In U.S. dollar
SEK, Sweden (US$237,500)	408,060	408,060	408,060	408,060	521,410	2,153,650
Syndicated U.S. Dollar Loan Facility (US$229,500)	652,896	1,428,209	—	—	—	2,081,105
HSBC France (US$161,109.35)	182,617	182,617	182,617	182,617	730,471	1,460,939
9-Year Commercial Facility (US$20,277.75)	36,776	36,776	36,776	36,776	36,776	183,880
GSI (US$5,460.78)	—	49,518	—	—	—	49,518

Sub-total	1,280,349	2,105,180	627,453	627,453	1,288,657	5,929,092

Total	3,302,832	2,539,480	2,127,453	627,453	1,288,657	9,885,875

Less:
—unamortized debt issuance costs and consent solicitation fees						(147,668)
—unamortized debt discount						(11,891)

Net						9,726,316

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the years ended December 31, 2009, 2010 and 2011 amounted to Rp35,838 in 2009, Rp72,091 in 2010 and Rp63,731 in 2011 (Note 27).

As of December 31, 2009, 2010 and 2011, the Group has complied with all financial ratios required to be maintained under the loan agreements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19. BONDS PAYABLE

This account consists of the following:

		January 1, 2010	December 31,
			2010	2011
a)	Guaranteed Notes Due 2020—net of unamortized notes issuance cost of Rp64,885 in 2010 and Rp58,420 in 2011 and discount of Rp29,666 in 2010 and Rp26,208 in 2011	—	5,749,599	5,809,572
b)	Fifth Indosat Bonds in Year 2007 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp12,793 in 2009, Rp11,041 in 2010 and Rp9,102 in 2011	2,587,207	2,588,959	2,590,898
c)	Seventh Indosat Bonds in Year 2009 with Fixed Rates—net of unamortized bonds issuance cost of Rp6,198 in 2009, Rp5,362 in 2010 and Rp4,442 in 2011	1,293,802	1,294,638	1,295,558
d)	Sixth Indosat Bonds in Year 2008 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp7,050 in 2009, Rp5,414 in 2010 and Rp3,603 in 2011	1,072,950	1,074,586	1,076,397
e)	Indosat Sukuk Ijarah III in Year 2008—net of unamortized bonds issuance cost and consent solicitation fees of Rp3,601 on 2009, Rp2,625 in 2010 and Rp1,545 in 2011	566,399	567,375	568,455
f)	Indosat Sukuk Ijarah II in Year 2007—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,872 in 2009, Rp1,517 in 2010 and Rp1,124 in 2011	398,128	398,483	398,876
g)	Second Indosat Bonds in Year 2002 with Fixed and Floating Rates—net of unamortized consent solicitation fees of Rp656 in 2009, Rp652 in 2010 and Rp649 in 2011	199,344	199,348	199,351
h)	Indosat Sukuk Ijarah IV in Year 2009—net of unamortized bonds issuance cost of Rp982 in 2009, Rp873 in 2010 and Rp754 in 2011	199,018	199,127	199,246
i)	Limited Bonds II issued by Lintasarta*	25,000	25,000	25,000
j)	Limited Bonds I issued by Lintasarta**	16,989	16,989	16,989
k)	Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost and consent solicitation fees of Rp4,050 in 2009, Rp1,382 in 2010	810,950	813,618	—
l)	Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,429 in 2009 and Rp487 in 2010	283,571	284,513	—
m)	Guaranteed Notes Due 2010—net of unamortized notes issuance cost of Rp3,879	2,202,743	—	—
n)	Guaranteed Notes Due 2012—net of unamortized notes discount of Rp3,116, and unamortized notes issuance cost of Rp6,521	1,018,817	—	—
o)	Third Indosat Bonds in Year 2003 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp2,081	637,919	—	—

Total bonds payable		11,312,837	13,212,235	12,180,342
Less current maturities (net of unamortized bonds issuance cost and consent solicitation fees totalling Rp5,960 in 2009 and Rp1,869 in 2010)		2,840,662	1,098,131	41,989

Long-term portion		8,472,175	12,114,104	12,138,353

*	After elimination of Limited Bonds II amounting to Rp35,000 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.
**	After elimination of Limited Bonds I amounting to Rp9,564 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

•      At any time, upon not less than 30 days’ nor more than 60 days’ prior notice, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

•      Upon a change in control of IPBV, the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

•      Based on latest rating reports (released in December 2010, September 2011 and July 2011), the notes have BB (stable outlook), Ba1 (stable outlook) and BBB- (positive outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s) and Fitch Ratings (“Fitch”), respectively (Note 36l).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

•      Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

c. Seventh Indosat Bonds in Year 2009

• Series A	Rp700,000	• 11.25% p.a. • Payable quarterly	December 8, 2014	• The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

• Series B	Rp600,000	• 11.75% p.a. • Payable quarterly	December 8, 2016	• Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from Pefindo.

d. Sixth Indosat Bonds in Year 2008

• Series A	Rp760,000	• 10.25% p.a. • Payable quarterly	April 9, 2013	• The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

• Series B	Rp320,000	• 10.80% p.a. • Payable quarterly	April 9, 2015	• Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from Pefindo.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
e. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

•      The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•      Based on the latest rating report released in October 2011, the bonds have idAA+(sy) (stable outlook) rating from Pefindo.

f. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

•      The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•      Based on the latest rating report released in October 2011, the bonds have idAA+(sy) (stable outlook) rating from Pefindo.

g. Second Indosat Bonds in Year 2002—Series B	Rp200,000	• 16% p.a. • Payable quarterly	November 6, 2032

•      The Company has buyback option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder has sell option if the rating of the bonds decreases to idAA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

•      Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from Pefindo.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
h. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

• Series A	Rp28,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

•      The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•      Based on the latest rating report released in October 2011, the bonds have idAA+(sy) (stable outlook) rating from Pefindo.

• Series B	Rp172,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016

i. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009

•      Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.)

•      Payable quarterly

June 14, 2009 extended to June 14, 2012

•      Based on Lintasarta’s decision and the approval from its bondholders, Lintasarta made early repayment of the portion issued to the Company amounting to Rp35,000 on December 29, 2011. Such early repayment is not charged for any penalty.

•      Subsequently, on February 29, 2012, Lintasarta made early repayment of the remaining balance of Rp25,000 (Note 36r).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
j. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009

•     Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.)

•     Payable quarterly

June 2, 2009 extended to June 2, 2012

•     Based on Lintasarta’s decision and the approval from its bondholders, Lintasarta made early repayment of the portion issued to the Company amounting to Rp9,564 on December 29, 2011 . Such early repayment is not charged for any penalty.

•     Subsequently, on January 31, 2012, Lintasarta made early repayment of the remaining balance of Rp16,989 (Note 36i).

k. Fourth Indosat Bonds in Year 2005	Rp815,000	• 12% p.a. • Paid quarterly	June 21, 2011

•     The Company had early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

•     Based on the latest rating report released in March 2011, the bonds had idAA+ (stable outlook) rating from Pefindo.

•     On June 21, 2011, the Company paid these bonds in full.

l. Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)	Rp285,000	• Bondholders were entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, paid on a quarterly basis starting September 21, 2005 up to June 21, 2011.	June 21, 2011

•     The Company had early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

•     Based on the latest rating report released in March 2011, the bonds had idAA+(sy ) (stable outlook) rating from Pefindo.

•     On June 21, 2011, the Company paid these bonds in full.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

•      On August 2, 2010, IFB paid for the purchased portion of the 2010 Notes under tender offers with total principal amount of US$167,774.

•      On August 10, 2010, IFB paid for the remaining purchased portion of the 2010 Notes which was called with a total principal amount of US$66,873.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

o. Third Indosat Bonds in Year 2003

• Series A	Rp1,860,000	• 12.5% p.a. • Payable quarterly	October 21, 2008

•     The Company has early settlement option on the 6th anniversary of the bonds for Series B bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

•     On October 22, 2010, the Company paid in full the Series B bonds.

• Series B	Rp640,000	• 12.875% p.a. • Payable quarterly	October 22, 2010

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2011 are as follows:

	Twelve months ending December 31,
	2012	2013	2014	2015	2016 and thereafter*	Total
In U.S. dollar
Guaranteed Notes* Due 2020 (US$650,000)	—	—	—	—	5,894,200	5,894,200

In Rupiah
Fifth Indosat Bonds*	—	—	1,230,000	—	1,370,000	2,600,000
Seventh Indosat Bonds*	—	—	700,000	—	600,000	1,300,000
Sixth Indosat Bonds*	—	760,000	—	320,000	—	1,080,000
Sukuk Ijarah III*	—	570,000	—	—	—	570,000
Sukuk Ijarah II*	—	—	400,000	—	—	400,000
Second Indosat Bonds*	—	—	—	—	200,000	200,000
Sukuk Ijarah IV*	—	—	28,000	—	172,000	200,000
Limited Bonds II	25,000	—	—	—	—	25,000
Limited Bonds I	16,989	—	—	—	—	16,989

Sub-total	41,989	1,330,000	2,358,000	320,000	2,342,000	6,391,989

Total	41,989	1,330,000	2,358,000	320,000	8,236,200	12,286,189

Less:
—unamortized notes issuance cost						(58,420)
—unamortized notes discount						(26,208)
—unamortized bonds issuance costs and consent solicitation fees						(21,219)

Net						12,180,342

*	Refer to previous discussion on early repayment options for each bond/note.

All bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the years ended December 31, 2009, 2010 and 2011 amounted to Rp15,467, Rp18,025 and Rp18,057, respectively (Note 27).

As of December 31, 2009, 2010 and 2011, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as trade and other accounts receivable, cash and cash equivalents and short-term investments, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, and trade and other accounts payable. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The following table sets forth the Group’s financial assets and financial liabilities as of January 1, 2010 and December 31, 2010 and 2011:

		December 31,
	January 1, 2010	2010	2011
Financial Assets
Held for trading
Derivative assets	224,004	69,334	159,349
Loans and receivables
Cash and cash equivalents	2,835,999	2,075,270	2,224,206
Accounts receivable—trade and others—net	1,949,984	1,558,457	1,446,729
Other current financial assets—net	35,173	53,119	29,833
Due from related parties—net	7,215	8,421	10,654
Finance lease receivables	—	—	81,966
Other non-current financial assets—others	100,004	77,675	87,686
Available for sale
Other current financial assets—short-term investments—net	—	—	—
Other non-current financial assets—other long-term investments—net	2,730	2,730	2,730

Total Financial Assets	5,155,109	3,845,006	4,043,153

Financial Liabilities
Held for trading
Derivative liabilities	174,540	215,403	138,189
Liabilities at amortized cost
Short-term loan	—	—	1,499,256
Accounts payable—trade	537,476	645,505	319,058
Procurement payable	5,289,782	3,644,467	3,429,921
Accrued expenses	1,525,561	1,710,885	1,891,477
Deposits from customers	22,463	50,279	37,265
Loans payable—current maturities	1,440,259	3,184,147	3,300,537
Bonds payable—current maturities	2,840,662	1,098,131	41,989
Other current financial liabilities	43,721	23,127	73,201
Due to related parties	13,764	22,099	15,480
Obligation under finance lease	—	—	692,907
Loans payable—net of current maturities	12,715,492	7,666,804	6,425,779
Bonds payable—net of current maturities	8,472,175	12,114,104	12,138,353

Total Financial Liabilities	33,075,895	30,374,951	30,003,412

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table sets forth the carrying values and estimated fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position:

	Carrying Amount			Fair Value
	January 1, 2010	December 31,		January 1, 2010	December 31,
		2010	2011		2010	2011
Current Financial Assets
Cash and cash equivalents	2,835,999	2,075,270	2,224,206	2,835,999	2,075,270	2,224,206
Accounts receivable—trade and others—net	1,949,984	1,558,457	1,446,729	1,949,984	1,558,457	1,446,729
Derivative assets	224,004	69,334	159,349	224,004	69,334	159,349
Other current financial assets—net	35,173	53,119	29,833	35,173	53,119	29,833

Total current financial assets	5,045,160	3,756,180	3,860,117	5,045,160	3,756,180	3,860,117

Non-current Financial Assets
Due from related parties—net	7,215	8,421	10,654	6,263	7,176	8,967
Finance lease receivable	—	—	81,966	—	—	81,966
Other long-term investments—net	2,730	2,730	2,730	2,730	2,730	2,730
Other non-current financial assets—net	100,004	77,675	87,686	81,369	73,309	86,065

Total non-current financial assets	109,949	88,826	183,036	90,362	83,215	179,728

Total Financial Assets	5,155,109	3,845,006	4,043,153	5,135,522	3,839,395	4,039,845

Current Financial Liabilities
Short-term loan	—	—	1,499,256	—	—	1,499,256
Accounts payable—trade	537,476	645,505	319,058	537,476	645,505	319,058
Procurement payable	5,289,782	3,644,467	3,429,921	5,289,782	3,644,467	3,429,921
Accrued expenses	1,525,561	1,710,885	1,891,477	1,525,561	1,710,885	1,891,477
Deposits from customers	22,463	50,279	37,265	22,463	50,279	37,265
Derivative liabilities	174,540	215,403	138,189	174,540	215,403	138,189
Loans payable—current maturities	1,440,259	3,184,147	3,300,537	1,425,325	3,155,634	3,927,062
Bonds payable—current maturities	2,840,662	1,098,131	41,989	2,904,566	1,110,737	43,137
Other current financial liabilities	43,721	23,127	73,201	43,721	23,127	73,201

Total current financial liabilities	11,874,464	10,571,944	10,730,893	11,923,434	10,556,037	11,358,566

Non-current Financial Liabilities
Due to related parties	13,764	22,099	15,480	11,948	18,833	13,030
Obligation under finance lease	—	—	692,907	—	—	692,907
Loans payable—net of current maturities	12,715,492	7,666,804	6,425,779	13,281,903	7,510,510	5,864,354
Bonds payable—net of current maturities	8,472,175	12,114,104	12,138,353	8,495,278	13,228,171	13,334,903

Total non-current financial liabilities	21,201,431	19,803,007	19,272,519	21,789,129	20,757,514	19,905,194

Total Financial Liabilities	33,075,895	30,374,951	30,003,412	33,712,563	31,313,551	31,263,760

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, short-term loan, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities).

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

Currency forward contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include foreign exchange rates, payment dates and the spot price of the underlying instruments.

Long-term financial assets and liabilities:

•	Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from / to related parties, finance lease receivable / obligation under finance lease, other long-term investments and other non-current financial assets)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Group’s own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of January 1, 2010 and December 31, 2010 and 2011.

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

The Company’s fair value hierarchy as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

	January 1, 2010
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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	December 31, 2010
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Derivative assets	69,334	—	69,334	—

Total Financial Assets	69,334	—	69,334	—

Current Financial Liabilities
Derivative liabilities	215,403	—	215,403	—
Embedded derivatives	54,595	—	54,595	—

Total Financial Liabilities	269,998	—	269,998	—

	December 31, 2011
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Derivative assets	159,349	—	159,349	—

Total Financial Assets	159,349	—	159,349	—

Current Financial Liabilities
Derivative liabilities	138,189	—	138,189	—
Embedded derivatives	49,518	—	49,518	—

Total Financial Liabilities	187,707	—	187,707	—

During the reporting periods ending December 31, 2010 and 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21. EMPLOYEE BENEFIT OBLIGATIONS

This account consists of the non-current portions of employee benefit obligations as follows:

		December 31,
	January 1, 2010	2010	2011
Post-retirement healthcare (Notes 17 and 28)	549,007	639,271	555,752
Labor Law 13 (Notes 17 and 28)	147,790	187,944	194,329
Service award (Note 17)	31,265	43,058	35,071
Accumulated leave benefits	1,391	2,134	2,161
Post-retirement benefit of salary continuation before retirement*	96,261	—	—

Total	825,714	872,407	787,313

*

Before December 31, 2010, the current portion of salary continuation before retirement included in accrued expenses (Note 17) amounted to Rp1,412 and the non-current portion included in employee benefit obligations amounted to Rp117,773, before deducting benefit payments made during the year amounting to Rp852. On December 31, 2010, the Company and its employees’ union reached a collective labor agreement (“CLA”) on the revocation of post-retirement benefit of salary continuation before retirement effective January 1, 2011. This revocation eliminates the Company’s legal or constructive obligation on the benefit. Consequently, the Company reversed the outstanding accrual for this benefit as of December 31, 2010 amounting to Rp118,333.

22. CAPITAL STOCK

The Company’s capital stock ownership as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
January 1, 2010
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	1,125,241,900	112,524	20.71

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
December 31, 2010
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	277,824,400	27,782	5.11
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	847,417,500	84,742	15.60

Total	5,433,933,500	543,393	100.00

December 31, 2011
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	305,498,450	30,550	5.62
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	819,743,450	81,974	15.09

Total	5,433,933,500	543,393	100.00

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

23. OPERATING REVENUES

This account consists of the following:

	2009	2010	2011
Cellular
Usage charges	7,085,741	7,943,960	8,040,293
Value added services	5,998,963	7,039,243	7,502,140
Interconnection services	1,709,193	1,252,751	1,182,384
Tower leasing (Note 33g)	62,365	251,981	393,301
Monthly subscription charges	184,174	200,519	134,032
Connection fee	40,355	2,926	14,217
Sale of blackberry handsets	206,481	34,956	1,706
Upfront discount and customer loyalty program (Note 2f5.1)	(1,087,064)	(1,033,588)	(952,976)
Others	131,027	174,343	245,869

Sub-total	14,331,235	15,867,091	16,560,966

MIDI
Internet Protocol Virtual Private Network (IP VPN)	566,105	605,685	695,947
Internet	677,375	519,553	375,743
World link and direct link	394,189	278,788	294,956
Leased line	211,092	189,112	261,376
Application services	146,137	168,196	192,562
Satellite lease	113,060	136,008	150,894
Value-added Service	13,664	38,506	148,677
Frame net	276,477	227,051	123,249
Digital data network	144,619	94,686	103,098
Multiprotocol Label Switching (MPLS)	67,141	66,579	89,937
TV link	6,230	5,126	6,127
Others	96,543	158,820	135,812

Sub-total	2,712,632	2,488,110	2,578,378

Fixed Telecommunications
International Calls	1,422,268	993,165	934,021
Fixed Wireless	249,886	174,157	192,776
Fixed Line	130,885	125,855	123,185

Sub-total	1,803,039	1,293,177	1,249,982

Total	18,846,906	19,648,378	20,389,326

Operating revenues from related parties amounted to Rp1,474,208, Rp1,640,591 and Rp1,554,780 for the years ended December 31, 2009, 2010 and 2011, respectively. These amounts represent 7.82%, 8.35% and 7.63% of total operating revenues in 2009, 2010 and 2011, respectively (Note 29).

The operating revenues from interconnection services are presented on a gross basis (Note 2f5.1).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

24. OPERATING EXPENSES—COST OF SERVICES

The balance of this account for the years ended December 31, 2009, 2010 and 2011 consists of the following:

	2009	2010	2011
Radio frequency fee	1,331,416	1,612,375	1,839,193
Interconnection	1,880,105	1,735,942	1,706,521
Maintenance	922,225	943,503	921,990
Utilities	772,450	715,349	730,328
Rent (Note 33h and 33i)	449,759	517,432	457,078
Blackberry access fee	50,068	197,434	371,229
Leased circuits	487,074	377,580	331,390
Cost of SIM cards and pulse reload vouchers	326,472	259,323	285,812
USO	218,210	214,636	228,693
Installation	97,142	133,746	141,420
Concession fee	83,970	112,404	122,178
Delivery and transportation	80,157	84,075	83,073
Billing and collection	44,297	54,816	57,780
License	67,030	31,543	32,225
Cost of handsets and modems	247,135	74,266	12,500
Others	30,340	48,986	61,611

Total	7,087,850	7,113,410	7,383,021

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2f5).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

25. OPERATING EXPENSES—PERSONNEL

The balance of this account for the years ended December 31, 2009, 2010 and 2011 consists of the following:

	2009	2010	2011
Severance benefit under Voluntary Separation Scheme (‘VSS’)*	—	—	579,301
Salaries	451,150	492,452	472,826
Incentives and other employee benefits	260,884	277,361	262,153
Employee income tax	145,421	131,630	260,104
Bonuses	207,690	236,950	199,043
Medical expense	68,471	69,509	60,819
Outsourcing	74,809	60,858	36,264
Pension (Note 28)	32,336	45,688	15,943
Early retirement**	38,106	16,253	15,170
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 28)	40,972	42,833	10,344
Post-retirement healthcare cost (income) (Note 28)	88,615	104,600	(74,253)
Post-retirement benefit of salary continuation before retirement (Note 21)***	14,933	(96,820)	—
Others	28,173	29,930	54,226

Total	1,451,560	1,411,244	1,891,940

*

On January 20 and December 28, 2011, the Company’s and Lintasarta’s Boards of Directors issued Directors’ Decree No. 003/Direksi/2011 and Directors’ Decree No. 020/Direksi/40000/2011, respectively, regarding the Organizational Restructuring Program through an offering scheme on the basis of mutual agreement between the Group and certain employees (VSS), that became effective on the same date. For the year ended December 31, 2011, there were 994 and 54 employees of the Company and Lintasarta, respectively, who availed themselves of the scheme, and the benefits paid by the Company and Lintasarta amounted to Rp566,034 and Rp13,267, respectively.

**

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. For the years ended December 31, 2011 and 2010, there were 9 and 19 employees, respectively, who took the option.

***

On December 31, 2010, the Company and its employees’ union reached a collective labor agreement (“CLA”) on the revocation of post-retirement benefit of salary continuation before retirement effective January 1, 2011. This revocation eliminated the Company’s legal or constructive obligation for the benefit.

The personnel expenses capitalized to properties under construction and installation during the years ended December 31, 2009, 2010 and 2011 amounted to Rp34,092, Rp38,668 and Rp46,575, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26. OPERATING EXPENSES—GENERAL AND ADMINISTRATION

The balance of this account for the years ended December 31, 2009, 2010 and 2011 consists of the following:

	2009	2010	2011
Rent	144,585	120,428	113,277
Professional fees	103,916	109,374	109,523
Utilities	78,152	99,642	106,525
Transportation	58,882	64,485	65,807
Insurance	29,183	39,807	44,539
Provision for impairment of receivables (Note 5)	98,042	67,041	41,051
Office	44,710	48,370	34,956
Training, education and research	17,289	18,541	23,371
Catering	20,730	25,585	22,693
Social activities	23,988	24,991	16,620
Others (each below Rp10,000)	103,317	74,317	84,332

Total	722,794	692,581	662,694

27. OTHER EXPENSES—FINANCING COST

The balance of this account for the years ended December 31, 2009, 2010 and 2011 consists of the following:

	2009	2010	2011
Interest on loans	1,808,620	2,080,274	1,700,091
Amortization of debt and bonds / notes issuance costs, consent solicitation fees and discount (Notes 14, 18 and 19)	51,305	90,116	83,444
Excess of purchase price over nominal value due to redemption of GN 2010 and GN 2012	—	96,487	—
Finance charges under finance lease	—	—	135,758
Bank charges	13,042	4,751	6,152

Total	1,872,967	2,271,628	1,925,445

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010 and January to December 2011, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees and Rp378 for additional 41 employees, respectively.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the years ended December 31, 2009, 2010 and 2011, respectively.

The net periodic pension cost for the pension plans of the Company and Lintasarta for the years ended December 31, 2009, 2010 and 2011 was calculated based on the actuarial valuations as of December 31, 2009, 2010 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2009	2010	2011
Annual discount rate	10.5 - 10.7%	8.5 - 9.0%	7.0 - 7.5%
Expected annual rate of return on plan assets	4.5 - 9.0%	4.5 - 9.0%	4.5 - 9.0%
Annual rate of increase in compensation	3.0 - 9.0%	3.0 - 9.0%	3.0 - 9.0%
Mortality rate (Indonesian Mortality Table—TMI)	TMI 1999	TMI 1999	TMI 1999

a.	The composition of the net periodic pension cost for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Interest cost	63,648	74,558	47,975
Service cost	39,510	41,749	31,006
Settlement loss	—	—	4,655
Amortization of unrecognized actuarial loss (gain)	(1,429)	850	1,194
Return on plan assets	(69,393)	(71,469)	(52,213)
Curtailment gain	—	—	(16,674)

Net periodic pension cost (Note 25)	32,336	45,688	15,943

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	The funded status of the plans as of January 1, 2010 and December 31, 2010 and 2011 is as follows:

		December 31,
	January 1, 2010	2010	2011
Plan assets at fair value	813,588	852,958	538,902
Projected benefit obligation	(726,427)	(750,625)	(463,074	)*

Excess of plan assets over projected benefit obligation	87,161	102,333	75,828
Unrecognized actuarial loss	62,659	10,928	29,464

Total prepaid pension cost	149,820	113,261	105,292

*	net of curtailment effect during 2011 due to VSS (Note 25)

c.	Movements in the fair value of plan assets during the years ended December 31, 2009, 2010 and 2011 are as follows:

December 31, 2009	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	763,700	41,499	805,199
Expected return on plan assets	65,745	3,648	69,393
Actuarial loss on plan assets	(8,910)	(3,000)	(11,910)
Contributions	415	9,653	10,068
Actual benefits paid	(57,706)	(1,456)	(59,162)

Fair value of plan assets at end of year	763,244	50,344	813,588

December 31, 2010	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	763,244	50,344	813,588
Expected return on plan assets	67,149	4,320	71,469
Actuarial loss on plan assets	(12,283)	(2,677)	(14,960)
Contributions	120	9,653	9,773
Actual benefits paid	(24,566)	(2,346)	(26,912)

Fair value of plan assets at end of year	793,664	59,294	852,958

December 31, 2011	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	793,664	59,294	852,958
Expected return on plan assets	47,175	5,038	52,213
Actuarial gain (loss) on plan assets	14,651	(610)	14,041
Contributions	378	9,653	10,031
Actual benefits paid	(378,978)	(11,363)	(390,341)

Fair value of plan assets at end of year	476,890	62,012	538,902

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

d.	Movements in the present value of the defined benefit obligation during the years ended December 31, 2009, 2010 and 2011 are as follows:

December 31, 2009	The Company	Lintasarta	Total
Benefit obligation at beginning of year	512,513	28,726	541,239
Interest cost	60,288	3,360	63,648
Current service cost	36,496	3,014	39,510
Actuarial loss on obligation	624	7,809	8,433
Actual benefits paid	(57,057)	(1,093)	(58,150)
Effect of changes in actuarial assumptions	131,747	—	131,747

Present value of obligation at end of year	684,611	41,816	726,427

December 31, 2010	The Company	Lintasarta	Total
Benefit obligation at beginning of year	684,611	41,816	726,427
Interest cost	70,279	4,279	74,558
Current service cost	38,375	3,374	41,749
Actuarial loss (gain) on obligation	(156,345)	2,912	(153,433)
Actual benefits paid	(24,102)	(2,166)	(26,268)
Effect of changes in actuarial assumptions	87,592	—	87,592

Present value of obligation at end of year	700,410	50,215	750,625

December 31, 2011	The Company	Lintasarta	Total
Benefit obligation at beginning of year	700,410	50,215	750,625
Interest cost	43,786	4,189	47,975
Current service cost	27,167	3,839	31,006
Actuarial loss (gain) on obligation	(12,066)	4,315	(7,751)
Effect of settlement	(358,597)	(9,080)	(367,677)
Actual benefits paid	(18,750)	(1,857)	(20,607)
Effect of curtailment	(18,886)	1,645	(17,241)
Effect of changes in actuarial assumptions	46,744	—	46,744

Present value of obligation at end of year	409,808	53,266	463,074

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

e.	Movements in the prepaid pension cost during the years ended December 31, 2009, 2010 and 2011 are as follows:

December 31, 2009	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	154,441	18,659	173,100
Net periodic pension cost	(29,487)	(2,849)	(32,336)
Refund from Jiwasraya	(649)	(363)	(1,012)
Contribution to Jiwasraya	415	9,653	10,068

Prepaid pension cost at end of year	124,720	25,100	149,820

December 31, 2010	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	124,720	25,100	149,820
Net periodic pension cost	(41,505)	(4,183)	(45,688)
Refund from Jiwasraya	(464)	(180)	(644)
Contribution to Jiwasraya	120	9,653	9,773

Prepaid pension cost at end of year	82,871	30,390	113,261

December 31, 2011	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	82,871	30,390	113,261
Net periodic pension cost	(5,887)	(10,056)	(15,943)
Refund from Jiwasraya	(1,631)	(426)	(2,057)
Contribution to Jiwasraya	378	9,653	10,031

Prepaid pension cost at end of year	75,731	29,561	105,292

f.	Prepaid pension cost consists of:

	January 1, 2010	December 31,
		2010	2011
Current portion (presented as part of “Prepaid Expenses”)
The Company	1,715	1,401	1,730
Lintasarta	725	516	381

	2,440	1,917	2,111

Long-term portion (presented as “Long-term prepaid pension—net of current portion”)
The Company	123,005	81,470	74,001
Lintasarta	24,375	29,874	29,180

	147,380	111,344	103,181

Total prepaid pension cost	149,820	113,261	105,292

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	January 1, 2010	December 31,
		2010	2011
Investment in mutual fund	74.28%	78.90%	78.11%
Investment in time deposits	13.68%	12.16%	12.50%
Investment in debt securities	6.81%	5.06%	5.19%
Investment in shares and properties	5.22%	3.87%	4.19%
Other investments	0.01%	0.01%	0.01%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10%—20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2009, 2010 and 2011 amounted to Rp19,451, Rp46,557 and Rp43,709, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost under the Labor Law for the years ended December 31, 2009, 2010 and 2011 was calculated based on the actuarial valuations as of December 31, 2009, 2010 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2009	2010	2011
Annual discount rate	10.5%	8.5 - 9.0%	7.5%
Annual rate of increase in compensation	9.0 - 10.0%	8.0 - 9.0%	8.0 - 9.0%

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

a.	The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Service cost	19,587	21,747	29,355
Interest cost	18,639	19,586	15,888
Amortization of unrecognized past service cost	—	—	716
Amortization of unrecognized actuarial loss	1,842	1,500	18
Curtailment gain	—	—	(35,633)
Immediate recognition of past service cost -vested benefit	904	—	—

Net periodic pension cost under the Labor Law (Note 25)	40,972	42,833	10,344

b.	The composition of the accrued pension cost under the Labor Law as of December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Projected benefit obligation	187,888	217,754	291,135 *
Unrecognized actuarial loss	(27,147)	(17,245)	(83,494)
Unrecognized past service cost	(10,348)	(9,632)	(8,612)

Accrued pension cost	150,393	190,877	199,029

*	net of curtailment effect during 2011 due to VSS (Note 25)

c.	Movements in the present value of pension cost obligation under the Labor Law during the years ended December 31, 2009, 2010 and 2011 are as follows:

December 31, 2009	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	141,316	11,464	3,674	156,454
Actuarial gain on obligation	(3,316)	(78)	(368)	(3,762)
Current service cost	16,173	1,817	1,597	19,587
Interest cost	16,832	1,372	435	18,639
Actual benefits paid	(3,841)	(47)	(20)	(3,908)
Past service cost	—	10,853	—	10,853
Effect of changes in actuarial assumption	(8,109)	(3,208)	1,342	(9,975)

Present value of obligation at end of year	159,055	22,173	6,660	187,888

December 31, 2010	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	159,055	22,173	6,660	187,888
Actuarial loss (gain) on obligation	1,166	(890)	804	1,080
Current service cost	17,661	1,967	2,119	21,747
Interest cost	16,574	2,319	693	19,586
Actual benefits paid	(2,150)	(97)	(102)	(2,349)
Effect of changes in actuarial assumption	(9,734)	(1,132)	668	(10,198)

Present value of obligation at end of year	182,572	24,340	10,842	217,754

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

December 31, 2011	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	182,572	24,340	10,842	217,754
Actuarial loss (gain) on obligation	75,163	(5,182)	(1,442)	68,539
Current service cost	24,740	2,003	2,612	29,355
Interest cost	12,855	2,064	969	15,888
Actual benefits paid	(1,826)	(111)	(255)	(2,192)
Effect of curtailment	(38,828)	(890)	—	(39,718)
Effect of changes in actuarial assumption	(3,688)	1,936	3,261	1,509

Present value of obligation at end of year	250,988	24,160	15,987	291,135

d.	Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2009, 2010 and 2011 are as follows:

December 31, 2009	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	100,518	8,609	4,202	113,329
Periodic Labor Law cost	34,739	4,209	2,024	40,972
Benefit payment	(3,841)	(47)	(20)	(3,908)

Accrued pension cost under the Labor Law at end of year	131,416	12,771	6,206	150,393

December 31, 2010	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	131,416	12,771	6,206	150,393
Periodic Labor Law cost	35,019	4,974	2,840	42,833
Benefit payment	(2,150)	(97)	(102)	(2,349)

Accrued pension cost under the Labor Law at end of year	164,285	17,648	8,944	190,877

December 31, 2011	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	164,285	17,648	8,944	190,877
Periodic Labor Law cost	2,754	3,952	3,638	10,344
Benefit payment	(1,826)	(111)	(255)	(2,192)

Accrued pension cost under the Labor Law at end of year	165,213	21,489	12,327	199,029

As of January 1, 2010 and December 31, 2010 and 2011, the current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp2,603, Rp2,933 and Rp4,700, respectively, and the non-current portion included in employee benefit obligations (Note 21) amounted to Rp147,790, Rp187,944 and Rp194,329, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The net periodic post-retirement healthcare cost for the years ended December 31, 2009, 2010 and 2011 was calculated based on the actuarial valuations as of December 31, 2009, 2010 and 2011. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2009	2010	2011
Annual discount rate	11.0%	9.5%	8.0%
Ultimate cost trend rate	6.0%	6.0%	6.0%
Next year trend rate	16.0%	14.0%	12.0%
Period to reach ultimate cost trend rate	5 years	4 years	4 years

a.	The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Interest cost	58,535	65,919	68,955
Service cost	19,628	28,229	24,149
Amortization of unrecognized past service cost	10,452	10,452	9,096
Amortization of unrecognized actuarial loss	—	—	5,369
Curtailment gain	—	—	(181,822)

Net periodic post-retirement healthcare cost (income) (Note 25)	88,615	104,600	(74,253)

b.	The composition of the accrued post-retirement healthcare cost as of January 1, 2010 and December 31, 2010 and 2011 is as follows:

		December 31,
	January 1, 2010	2010	2011
Projected benefit obligation	605,660	846,636	687,789 *
Unrecognized actuarial loss	(2,150)	(161,443)	(103,679)
Unrecognized past service cost	(41,705)	(31,253)	(15,401)

Accrued post-retirement healthcare cost	561,805	653,940	568,709

*	net of curtailment effect during January—June 2011 due to VSS (Note 25)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.	Movements in the present value of defined benefit obligation during the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
Benefit obligation at beginning of year	492,615	605,660	846,636
Interest cost	58,535	65,919	68,955
Current service cost	19,628	28,229	24,149
Actual benefits paid	(10,582)	(12,465)	(10,978)
Actuarial gain on obligation	(37,177)	(38,574)	(160,703)
Effect of curtailment	—	—	(230,600)
Effect of changes in actuarial assumptions	82,641	197,867	150,330

Present value of obligation at end of year	605,660	846,636	687,789

d.	Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
Beginning balance	483,772	561,805	653,940
Net periodic post-retirement healthcare cost	88,615	104,600	(74,253)
Benefit payment	(10,582)	(12,465)	(10,978)

Ending balance	561,805	653,940	568,709

As of January 1, 2010 and December 31, 2010 and 2011, the current portion of post-retirement healthcare cost included in accrued expenses (Note 17) amounted to Rp12,798, Rp14,669 and Rp12,957, respectively, and the non-current portion included in employee benefit obligations (Note 21) amounted to Rp549,007, Rp639,271 and Rp555,752, respectively.

e.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the years ended December 31, 2009, 2010 and 2011 and accumulated post-retirement healthcare benefit obligation as of January 1, 2010 and December 31, 2010 and 2011 as follows:

	2009	2010	2011
Increase
Service and interest costs	95,709	116,581	118,454

		December 31,
	January 1, 2010	2010	2011
Accumulated post-retirement healthcare benefit obligation	725,664	1,030,938	844,612

	2009	2010	2011
Decrease
Service and interest costs	64,493	76,868	73,626

		December 31,
	January 1, 2010	2010	2011
Accumulated post-retirement healthcare benefit obligation	510,522	702,632	566,627

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Amounts for the current annual period and previous four annual periods of employee benefits:

	Defined Benefit Pension Plan
	December 31,		January 1, 2010	December 31,
	2007	2008		2010	2011
The Company
Plan assets	697,641	763,700	763,244	793,664	476,890
Projected benefit obligation	(639,131)	(512,513)	(684,611)	(700,410)	(409,808)
Excess of plan assets over projected benefit obligation	58,510	251,187	78,633	93,254	67,082
Unrecognized actuarial loss (gain)	129,291	(96,746)	46,087	(10,383)	8,649

Net Prepaid Pension	187,801	154,441	124,720	82,871	75,731

Lintasarta
Plan assets	33,146	41,499	50,344	59,294	62,012
Projected benefit obligation	(33,014)	(28,726)	(41,816)	(50,215)	(53,266)
Excess of plan assets over projected benefit obligation	132	12,773	8,528	9,079	8,746
Unrecognized actuarial loss	13,058	5,886	16,572	21,311	20,815

Net Prepaid Pension	13,190	18,659	25,100	30,390	29,561

Total	200,991	173,100	149,820	113,261	105,292

	Labor Law No.13/2003
	December 31,		January 1, 2010	December 31,
	2007	2008		2010	2011
The Company
Projected benefit obligation	(94,063)	(141,316)	(159,055)	(182,572)	(250,988)
Unrecognized actuarial loss	15,459	40,798	27,639	18,287	85,775

Net Accrued Pension	(78,604)	(100,518)	(131,416)	(164,285)	(165,213)

Lintasarta
Projected benefit obligation	(6,297)	(11,464)	(22,173)	(24,340)	(24,160)
Unrecognized actuarial loss (gain)	(716)	2,855	(547)	(2,569)	(5,598)
Unrecognized past service cost	—	—	9,949	9,261	8,269

Net Accrued Pension	(7,013)	(8,609)	(12,771)	(17,648)	(21,489)

IMM
Projected benefit obligation	(4,168)	(3,674)	(6,660)	(10,842)	(15,987)
Unrecognized actuarial loss (gain)	994	(955)	55	1,527	3,317
Unrecognized past service cost	455	427	399	371	343

Net Accrued Pension	(2,719)	(4,202)	(6,206)	(8,944)	(12,327)

Total	(88,336)	(113,329)	(150,393)	(190,877)	(199,029)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Post-retirement Healthcare
	December 31,		January 1, 2010	December 31,
	2007	2008		2010	2011
The Company
Projected benefit obligation	(767,828)	(492,615)	(605,660)	(846,636)	(687,789)
Unrecognized past service cost	62,610	52,158	41,705	31,253	15,401
Unrecognized actuarial loss (gain)	333,412	(43,315)	2,150	161,443	103,679

Net Accrued Pension	(371,806)	(483,772)	(561,805)	(653,940)	(568,709)

29. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2010	December 31, 2010	December 31, 2011	January 1, 2010	December 31, 2010	December 31, 2011
Cash and cash equivalents (Note 4)
Government-related entities:
State-owned banks	2,068,042	1,615,651	977,960	3.73	3.02	1.82

Accounts receivable—trade (Note 5)
Government-related entities:
State-owned companies	179,990	267,319	297,717	0.32	0.50	0.56
Ultimate parent company:
Qatar Telecom	3,460	2,827	6,927	0.01	0.01	0.01

Total	183,450	270,146	304,644	0.33	0.51	0.57
Less allowance for impairment of accounts receivable	57,538	47,640	47,107	0.10	0.09	0.09

Net	125,912	222,506	257,537	0.23	0.42	0.48

Prepaid expenses
Government-related entities:
State-owned companies	9,041	11,683	8,222	0.02	0.02	0.01
Governmental departments	—	—	205	—	—	0.00
Entity under significant influence:
Kopindosat	2,306	3,294	3,681	0.00	0.01	0.01

Total	11,347	14,977	12,108	0.02	0.03	0.02

Other current and non-current financial assets
Government-related entities:
State-owned banks	66,397	91,231	71,825	0.12	0.17	0.13
Governmental departments	—	87	87	—	0.00	0.00

Total	66,397	91,318	71,912	0.12	0.17	0.13

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2010	December 31, 2010	December 31, 2011	January 1, 2010	December 31, 2010	December 31, 2011
Due from related parties
Entity under significant influence:
Kopindosat	5,958	5,958	6,012	0.01	0.01	0.01
Key management personnel:
Senior management	68	1,362	3,020	0.00	0.00	0.01
Government-related entities:
State-owned companies	2,371	1,693	1,583	0.00	0.00	0.00
Ultimate parent company:
Qatar Telecom	—	54	54	—	0.00	0.00

Total	8,397	9,067	10,669	0.01	0.01	0.02
Less allowance for impairment of receivables	1,182	646	15	0.00	0.00	0.00

Net	7,215	8,421	10,654	0.01	0.01	0.02

Long-term prepaid rentals
Government-related entities:
State-owned companies	27,705	24,672	21,587	0.05	0.05	0.04
Entity under significant influence:
Kopindosat	11,982	12,817	9,962	0.02	0.02	0.02

Total	39,687	37,489	31,549	0.07	0.07	0.06

Long-term advances
Entities under significant influence:
PT Personel Alih Daya	—	—	9,111	—	—	0.02
Kopindosat	2,059	1,016	—	0.00	0.00	—
Government-related entities:
State-owned companies	3,108	3,705	44	0.01	0.01	0.00

Total	5,167	4,721	9,155	0.01	0.01	0.02

Long-term prepaid pension (Note 28)
Jiwasraya	147,380	111,344	103,181	0.27	0.21	0.19

Short-term loan (Note 14)
Government-related entities:
State-owned banks	—	—	1,499,256	—	—	4.37

Accounts payable—trade
Government-related entities:
State-owned companies	38,670	22,260	23,233	0.10	0.06	0.07
Ultimate parent company:
Qatar Telecom	—	—	348	—	—	0.00

Total	38,670	22,260	23,581	0.10	0.06	0.07

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2010	December 31, 2010	December 31, 2011	January 1, 2010	December 31, 2010	December 31, 2011
Procurement payable (Note 15)
Entities under significant influence:
PT Personel Alih daya	13,907	13,210	16,319	0.04	0.04	0.05
Kopindosat	25,509	22,123	9,872	0.07	0.06	0.03
Government-related entities:
State-owned companies	77,868	33,348	9,882	0.21	0.10	0.03

Total	117,284	68,681	36,073	0.32	0.20	0.11

Accrued expenses
Government-related entities:
State-owned companies	95,449	82,641	66,399	0.26	0.23	0.19
Key management personnel:
Senior management	27,825	33,553	37,851	0.08	0.10	0.11
Entities under significant influence:
PT Personel Alih Daya	9,305	16,906	18,222	0.02	0.05	0.05
Kopindosat	6,702	13,838	5,817	0.02	0.04	0.02

Total	139,281	146,938	128,289	0.38	0.42	0.37

Due to related parties
Government-related entities:
State-owned companies	12,274	20,609	14,928	0.03	0.06	0.05
Ultimate parent company:
Qatar Telecom	—	—	552	—	—	0.00
Entity under significant influence:
Kopindosat	1,490	1,490	—	0.01	0.00	—

Total	13,764	22,099	15,480	0.04	0.06	0.05

Other current and non-current liabilities
Government-related entities:
State-owned companies	9,782	8,118	6,455	0.03	0.02	0.02
Governmental departments	—	3,895	2,141	—	0.01	0.01

Total	9,782	12,013	8,596	0.03	0.03	0.03

Loans payable (Note 18)
Government-related entities:
State-owned banks	2,592,489	1,297,045	998,843	7.03	3.74	2.91

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	January 1, 2010	December 31, 2010	December 31, 2011	January 1, 2010	December 31, 2010	December 31, 2011
Operating revenues
Government-related entities:
State-owned companies	1,434,021	1,572,147	1,459,979	7.61	8.00	7.15
Governmental departments	33,473	31,923	24,823	0.18	0.16	0.12
Ultimate parent company:
Qatar Telecom	6,714	36,521	69,978	0.04	0.19	0.35

Total	1,474,208	1,640,591	1,554,780	7.83	8.35	7.62

Operating expenses
Cost of services
Government-related entities:
State-owned companies	1,947,205	1,642,288	1,567,294	12.44	10.16	8.91
Entities under significant influence:
Kopindosat	5,661	59,205	121,456	0.04	0.37	0.69
PT Personel Alih Daya	57,714	80,902	93,190	0.37	0.50	0.53
Ultimate parent company:
Qatar Telecom	2,821	27,375	66,619	0.02	0.17	0.38

Total	2,013,401	1,809,770	1,848,559	12.87	11.20	10.51

Personnel
Key management personnel:
Senior management
Short-term employee benefits	136,613	117,282	102,156	0.87	0.73	0.58
Termination benefit	4,793	13,828	46,316	0.03	0.09	0.26
Other long-term benefits	4,104	796	16,481	0.03	0.00	0.09

Sub-total	145,510	131,906	164,953	0.93	0.82	0.93

Government-related entities:
State-owned companies	32,336	45,688	22,185	0.21	0.28	0.13
Entity under significant influence:
PT Personel Alih Daya	56,613	40,139	21,028	0.36	0.25	0.12

Total	234,459	217,733	208,166	1.50	1.35	1.18

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	January 1, 2010	December 31, 2010	December 31, 2011	January 1, 2010	December 31, 2010	December 31, 2011
Marketing
Entities under significant influence:
PT Personel Alih Daya	21,968	49,921	75,905	0.14	0.31	0.44
Kopindosat	1,379	11,725	15,953	0.01	0.07	0.09
Government-related entities:
State-owned companies	19,038	33	62	0.12	0.00	0.00

Total	42,385	61,679	91,920	0.27	0.38	0.53

General and administration
Government-related entities:
State-owned companies	82,947	100,987	100,234	0.53	0.62	0.58
Entities under significant influence:
Kopindosat	24,465	26,072	24,294	0.16	0.11	0.14
PT Personel Alih Daya	35,912	17,914	17,971	0.23	0.16	0.10

Total	143,324	144,973	142,499	0.92	0.89	0.82

Other income (expenses)
Government-related entities:
State owned banks	(128,841)	(124,599)	(64,450)	(19.76)	(5.76)	(3.84)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The relationship and nature of account balances/transactions with related parties are as follows:

No	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Government—related entities	Cash and cash equivalents, other current and non-current financial and non-financial assets, short-term loan, loan payable and other income (expenses)

2.	State-owned companies	Government—related entities	Accounts receivable—trade, due from related parties, prepaid expenses, long-term prepaid rentals, long-term advances, long-term prepaid pension, accounts payable—trade, procurement payable, accrued expenses, due to related parties, other current and non-current financial and non-financial liabilities, operating revenues, operating expenses—cost of services, operating expenses - personnel, operating expenses—general and administration and operating expenses—marketing

3.	Qatar Telecom	Ultimate parent company	Accounts receivable—trade, due from related parties, accounts payable—trade, due to related parties, operating revenues—fixed telecommunication and operating expenses—cost of services

4.	Governmental departments	Government—related entities	Prepaid expenses, other current and non-current financial and non-financial assets, other current and non-current financial and non-financial liabilities, operating revenues—MIDI

5.	Kopindosat	Entity under common significant influence	Prepaid expenses, due from related parties, long-term advances, long-term prepaid rentals, procurement payable, accrued expenses, due to related parties, operating expenses—cost of services, operating expenses—general and administration and operating expenses—marketing

6.	Senior management	Key management personnel	Due from related parties, accrued expenses and operating expenses—personnel

7.	PT Personel Alih Daya	Entity under common significant influence	Long-term advances, procurement payable, accrued expenses, operating expenses—cost of services, operating expenses—personnel, operating expenses—general and administration and operating expenses—marketing

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30. BASIC AND DILUTED EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2009	2010	2011
Numerator for basic and diluted earnings per share—profit for the year attributable to the Owners of the Company, as previously reported	1,690,804	824,637	1,009,080
Accounting policy change	13,094	—	—

Numerator for basic and diluted earnings per share—profit for the year attributable to the Owners of the Company	1,703,898	824,637	1,009,080
Denominator for basic and diluted earnings per share—weighted-average number of shares outstanding during the year	5,433,933,500	5,433,933,500	5,433,933,500

Basic and diluted earnings per share	313.57	151.76	185.70

Basic and diluted earnings per ADS (50 B shares per ADS)	15,678.31	7,587.85	9,284.99

There are no potential dilutive outstanding shares as of December 31, 2009, 2010 and 2011.

31. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting (“ASGM”), the stockholders approved, among others, the appropriation of annual profit for reserve fund and cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2008 Profit
June 11, 2009	18,786	172.85	July 22, 2009
2009 Profit
June 22, 2010	14,982	137.86	August 2, 2010
2010 Profit
June 24, 2011	—	59.55	August 5, 2011

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

On July 22 and August 5, 2011, the Company paid dividend amounting to Rp46,248 and Rp277,343, respectively, to the Government and other stockholders for the dividend declared on June 24, 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is the information related to the contracts and their fair values (net of credit risk adjustment) as of January 1, 2010 and December 31, 2010 and 2011:

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2010	2010	2011
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
CrossCurrency Swap Contracts:
a.	Goldman Sach International(1)	100,000	88,523	—	—
b.	GSI (1)	25,000	(10,033)	—	—
c.	GSI (4)	75,000	70,588	50,866	—
d.	Standard Chartered (“StandChart”)	25,000	(431)	(12,055)	(6,981)
e.	StandChart	25,000	11,885	(1,731)	1,620
f.	StandChart	25,000	22,768	9,443	12,608
g.	HSBC, Jakarta Branch(2)	25,000	14,428	—	—
h.	Merrill Lynch International Bank Limited, London Branch (“MLIB”)(5)	50,000	3,272	(2,234)	—
i.	MLIB(9)	25,000 with decreasing amount	(6,646)	2,154	3,639
j.	MLIB(6)	25,000	5,425	3,778	—
k.	DBS(9)	25,000 with decreasing amount	1,497	3,093	4,271
l.	GSI (3)	84,000	5,618	—	—

Sub-total			206,894	53,314	15,157

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2010	2010	2011
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
InterestRate Swap Contracts:
m.	HSBC, Jakarta Branch	27,037 with decreasing amount	(9,184)	(13,100)	(13,254)
n.	HSBC, Jakarta Branch	44,200 with decreasing amount	(19,935)	(29,027)	(35,370)
o.	GSI	100,000	(73,226)	(90,273)	(60,869)
p.	DBS	25,000 with decreasing amount	(10,680)	(9,238)	(4,174)
q.	DBS	25,000 with decreasing amount	(9,927)	(9,343)	(3,678)
r.	Bank of Tokyo MUFJ (“BTMUFJ”)	25,000 with
		decreasing amount	(5,134)	(6,656)	(2,649)
s.	BTMUFJ	25,000 with
		decreasing amount	(3,920)	(5,885)	(2,347)
t.	BTMUFJ	25,000 with
		decreasing amount	(3,116)	(5,297)	(2,118)
u.	StandChart	40,000 with
		decreasing amount	(1,311)	(6,814)	(2,692)
v.	DBS	26,000 with decreasing amount	(3,414)	(4,966)	(1,486)
w.	DBS	26,000 with decreasing amount	(2,307)	(4,303)	(1,282)
x.	BTMUFJ	36,500 with decreasing amount	(6,485)	(7,347)	(1,289)
y.	International Netherlands Group (“ING”) Bank N.V.(8)	25,000 with decreasing amount	(4,340)	(4,014)	—
z.	ING Bank N.V.(7)	33,500	(4,451)	(3,120)	—

Sub-total			(157,430)	(199,383)	(131,208)

(1)	contract entered into in May 2005 and settled in November 2010
(2)	contract entered into in August 2006 and settled in November 2010
(3)	contract entered into in December 2008 and settled in November 2010
(4)	contract entered into in August 2005 and terminated in June 2011
(5)	contract entered into in August 2008 and terminated in June 2011
(6)	contract entered into in September 2008 and terminated in June 2011
(7)	contract entered into in April 2009 and settled in June 2011
(8)	contract entered into in March 2009 and settled in December 2011
(9)	In December 2011, the Company used the option to exercise US$6,000 of the contract amount.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2010	2010	2011
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
Currency Forward Contracts:
aa.	JP Morgan (10)	10,000	—	—	—
ab.	DBS (10)	20,000	—	—	—
ac.	Deutche Bank (10)	20,000	—	—	—
ad.	Deutche Bank (10)	10,000	—	—	—
ae.	JP Morgan (10)	10,000	—	—	—
af.	StandChart (10)	5,000	—	—	—
ag.	JP Morgan (10)	10,000	—	—	—
ah.	PT Danareksa (Persero) (“Danareksa”) (10)	5,000	—	—	—
ai.	JP Morgan (10)	5,000	—	—	—
aj.	StandChart (10)	5,000	—	—	—
ak.	JP Morgan (10)	5,000	—	—	—
al.	HSBC, Jakarta Branch (11)	5,000	—	—	—
am.	HSBC, Jakarta Branch (12)	5,000	—	—	—
an.	JP Morgan (11)	5,000	—	—	—
ao.	HSBC, Jakarta Branch (11)	1,000	—	—	—
ap.	HSBC, Jakarta Branch (11)	3,000	—	—	—
aq.	HSBC, Jakarta Branch	10,000	—	—	5,231
ar.	JP Morgan	2,000	—	—	1,011
as.	StandChart	3,000	—	—	3,902
at.	JP Morgan	9,500	—	—	4,832
au.	HSBC, Jakarta Branch	6,000	—	—	3,222
av.	HSBC, Jakarta Branch	7,500	—	—	4,021
aw.	JP Morgan	13,750	—	—	6,771
ax.	StandChart	7,000	—	—	4,542
ay.	StandChart	6,600	—	—	3,666
az.	StandChart	8,000	—	—	1,486
ba.	DBS	10,000	—	—	5,010
bb.	ING	7,000	—	—	3,538
bc.	DBS	7,000	—	—	3,528
bd.	DBS	10,000	—	—	5,497
be.	JP Morgan	10,000	—	—	5,523
bf.	HSBC	10,000	—	—	4,909
bg.	ING	10,000	—	—	5,330
bh.	ING	13,000	—	—	6,960
bi.	DBS	13,000	—	—	6,859
bj.	ING	13,500	—	—	7,386
bk.	ING	10,000	—	—	5,478
bl.	ING	10,000	—	—	5,508
bm.	GSI	8,000	—	—	4,558
bn.	GSI	13,000	—	—	7,550
bo.	Royal Bank of Scotland (“RBS”)	12,000	—	—	6,370
bp.	GSI	12,000	—	—	7,185
bq.	GSI	12,500	—	—	7,338

Sub-total			—	—	137,211

Total			49,464	(146,069)	21,160

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(10)	contracts entered into in July 2011 and settled in December 2011
(11)	contracts entered into in August 2011 and settled in November 2011
(12)	contract entered into in August 2011 and settled in December 2011

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative (Note 18g), totaling (Rp486,916), (Rp448,831) and Rp57,944 in 2009, 2010 and 2011, respectively, were credited or charged to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010	2011
a.	GSI (1)	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	54,116	46,136	—

b.	GSI (2)	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	10,906	9,841	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010	2011
c.	GSI (4)

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

			3.28% of US$75,000	Every June 22 and December 22	24,357	22,866	10,689

d.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	11,791	11,034	10,672

e.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	9,250	8,657	8,372

f.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	8,510	7,964	7,702

g.	HSBC (3)	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	10,145	9,074	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010	2011
h.	MLIB (5)

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

			4.22% of US$50,000	Every June 22 and December 22	22,778	23,965	11,326

(1)	On November 5, 2010, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp59,925.
(2)	On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp21,881).
(3)	On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp2,550).
(4)	On June 28, 2011, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to US$3,650 or equivalent to Rp31,379 on July 1, 2011.
(5)	On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$1,456) or equivalent to (Rp12,519) on July 1, 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010	2011
i.	MLIB (6)

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

			4.10% of US$25,000 up to June 12, 2011 , and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	11,230	11,852	9,968

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010	2011
j.	MLIB (7)

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

			2.52% of US$25,000	Every June 22 and December 22	6,801	7,156	3,382

k.	DBS (9)

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

			3.945% of US$25,000 up to June 12, 2011 , and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	9,980	9,044	8,727

(6)	On December 12, 2011, the Company used the option to exercise US$6,000 of the contract amount, and received settlement gain on the cross currency swap amounting to US$189 or equivalent to Rp1,716.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(7)	On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$194) or equivalent to (Rp1,666) on July 1, 2011.
(9)	On December 12, 2011, the Company used the option to exercise US$6,000 of the contract amount, and received settlement gain on the cross currency swap amounting to US$189 or equivalent to Rp1,716.

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010	2011
l.	GSI(8)

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

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	—	55,899	47,323	—
			Total		235,763	214,912	70,838

(8)	On November 5, 2010, this contract expired and the Company received zero settlement on the cross currency swap.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Interest Rate Swap Contracts

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Expense Paid (Rp)
					2009	2010	2011
m.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	4,320	7,589	7,034

n.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	7,309	16,920	13,799

0.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	24,051	39,332	38,978

p	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	4,539	7,289	7,463

q.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	2,106	6,676	8,426

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Interest Rate Swap Contracts

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Expense Paid (Rp)
					2009	2010	2011
r.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	1,107	4,778	5,052
s.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	935	4,291	5,000
t.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	835	3,921	4,381
u.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	504	5,384	6,066
v.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	558	3,909	5,068

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Expense Paid (Rp)
					2009	2010	2011
w.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	302	3,451	4,510
x.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	627	5,758	6,432
y.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	522	3,734	4,185
z.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	—	4,199	3,127
			Total		47,715	117,231	119,521

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)
aa.	JP Morgan(14)	July 14, 2011 - December 12, 2011	Rp8,699 to US$1
ab.	DBS(15)	July 19, 2011 - December 12, 2011	Rp8,699 to US$1
ac.	Deutsche Bank(16)	July 19, 2011 - December 12, 2011	Rp8,714 to US$1
ad.	Deutsche Bank(17)	July 21, 2011 - December 12, 2011	Rp8,665 to US$1
ae.	JP Morgan(18)	July 21, 2011 - December 12, 2011	Rp8,665 to US$1
af.	StandChart(19)	July 22, 2011 - December 12, 2011	Rp8,623 to US$1
ag.	JP Morgan(20)	July 22, 2011 - December 12, 2011	Rp8,637 to US$1
ah.	Danareksa(21)	July 26, 2011 - December 12, 2011	Rp8,604 to US$1
ai.	JP Morgan(22)	July 26, 2011 - December 12, 2011	Rp8,614 to US$1
aj.	StandChart(23)	July 26, 2011 - December 12, 2011	Rp8,614 to US$1
ak.	JP Morgan(24)	July 29, 2011 - December 12, 2011	Rp8,568 to US$1
al.	HSBC(11)	August 1, 2011 - November 30, 2011	Rp8,533 to US$1
am.	HSBC(25)	August 1, 2011 - December 12, 2011	Rp8,541 to US$1
an.	JP Morgan(12)	August 2, 2011 - November 30, 2011	Rp8,538 to US$1
ao.	HSBC(10)	August 4, 2011 - November 28, 2011	Rp8,547 to US$1
ap.	HSBC(13)	August 4, 2011 - November 30, 2011	Rp8,549 to US$1
aq.	HSBC (Note 36f)	August 10, 2011 - January 24, 2012	Rp8,698 to US$1
ar.	JP Morgan (Note 36f)	August 10, 2011 - January 24, 2012	Rp8,696 to US$1
as.	StandChart (Note 36f)	August 10, 2011 - January 24, 2012	Rp8,696 to US$1
at.	JP Morgan (Note 36f)	August 11, 2011 - January 24, 2012	Rp8,693 to US$1
au.	HSBC (Note 36p)	August 11, 2011 - February 28, 2012	Rp8,714 to US$1
av.	HSBC (Note 36p)	August 11, 2011 - February 28, 2012	Rp8,715 to US$1
aw.	JP Morgan	August 12, 2011 - March 29, 2012	Rp8,764 to US$1
ax.	StandChart	August 15, 2011 - May 30, 2012	Rp8,785 to US$1
ay.	StandChart	August 15, 2011 - May 30, 2012	Rp8,787 to US$1
az.	StandChart	August 16, 2011 - June 12, 2012	Rp8,788 to US$1
ba.	DBS (Note 36g)	August 19, 2011 - January 27, 2012	Rp8,708 to US$1
bb.	ING (Note 36g)	August 19, 2011 - January 27, 2012	Rp8,706 to US$1
bc.	DBS (Note 36g)	August 19, 2011 - January 27, 2012	Rp8,705 to US$1
bd.	DBS	August 19, 2011 - June 12, 2012	Rp8,819 to US$1
be.	JP Morgan	August 19, 2011 - June 12, 2012	Rp8,826 to US$1
bf.	HSBC	August 19, 2011 - June 12, 2012	Rp8,832 to US$1
bg.	ING (Note 36b)	August 22, 2011 - January 12, 2012	Rp8,662 to US$1
bh.	ING (Note 36h)	August 22, 2011 - January 30, 2012	Rp8,679 to US$1
bi.	DBS (Note 36p)	August 22, 2011 - February 28, 2012	Rp8,715 to US$1
bj.	ING	August 22, 2011 - March 28, 2012	Rp8,737 to US$1
bk.	ING (Note 36b)	August 23, 2011 - January 12, 2012	Rp8,644 to US$1
bl.	ING (Note 36b)	August 23, 2011 - January 12, 2012	Rp8,647 to US$1
bm.	GSI (Note 36b)	August 23, 2011 - January 12, 2012	Rp8,640 to US$1
bn.	GSI (Note 36g)	August 24, 2011 - January 27, 2012	Rp8,645 to US$1
bo.	RBS (Note 36m)	August 24, 2011 - February 10, 2012	Rp8,666 to US$1
bp.	GSI (Note 36q)	August 24, 2011 - February 29, 2012	Rp8,663 to US$1
bq.	GSI (Note 36q)	August 24, 2011 - February 29, 2012	Rp8,675 to US$1

(10)	On November 28, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp553.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(11)	On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,185.
(12)	On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,160.
(13)	On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp1,863.
(14)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,860.
(15)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp7,720.
(16)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp7,420.
(17)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,200.
(18)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,200.
(19)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,310.
(20)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,480.
(21)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,405.
(22)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,355.
(23)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,355.
(24)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,585.
(25)	On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,720.

33. SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of December 31, 2011, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$129,861 (Note 36af) and Rp834,536.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/ POs Not Yet Served
December 10, 2010	Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan (see “f” below)	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$38,439	US$17,959

October 1, 2010	Procurement of Telecommunications Equipment and Related Services	PT Ericsson Indonesia and Ericsson AB	US$81,881 and Rp241,947	US$1,567 and Rp6,470

June 16, 2010	Procurement of Telecommunications Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$109,274 and Rp495,269	US$1,708 and Rp23,510

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.

On December 30, 2011, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (MOCIT-BPPPTI), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively.

Subsequently on January 10, 2012, Lintasarta also entered into agreement with MOCIT-BPPPTI for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp83,174.

c.

During May—December 2011, the Company had issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amount of US$35,724 and Rp217,550 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,921 and Rp176,620 to Nokia for the installation services and additional equipment. For the year ended December 31, 2011, the carrying amount of the cellular technical equipment units given up amounted to Rp115,734 (Note 8).

d.

On November 14, 2011, the Company entered into a non-binding memorandum of understanding with PT Tower Bersama Infrastructure Tbk to negotiate a proposed transaction involving the sale of a portion of the Company’s existing tower assets and the lease of certain site spaces thereon (Notes 36c and 36k).

e.

On July 28, 2011, the Company entered into an agreement with PT Quadra Solution, whereby the Company agreed to provide data communication service to PT Quadra Solution related to Project e-KTP (electronic Kartu Tanda Penduduk / electronic citizens identity card). The agreement covers the provision of services until December 2012 for a total contract value of Rp283,352.

Up to December 31, 2011, the Company has recognized the operating revenue related to this agreement amounting to Rp79,615 which is classified as part of MIDI.

f.

On December 10, 2010, the Company agreed with PT Nokia Siemens Networks and Nokia Siemens Networks OY (“Nokia”) to restate and amend the agreement for “Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan” that was originally entered into on June 30, 2010. Based on the new agreement, the Company agreed to exchange certain existing cellular technical equipment units in Kalimantan area with new equipment units from Nokia with total value of US$75,243 consisting of cellular technical equipment with net book value of U$66,963 (net of discount amounting to US$2,029) for 1,325 units of 2G Base Transceiver Station (BTS), 24 units of Base Station Controller (BSC), 11 units of Transcoders, 66 units of Node B equipment and 3 units of Radio Network Controller (RNC), and pay US$6,251 to Nokia for the installation services. As of December 31, 2011, the Company has paid for the installation services. For the year ended December 31, 2011, the carrying amount of the cellular technical equipment units given up amounted to Rp400,956 (Note 8) and the accumulated carrying amount of such equipment up to December 31, 2011 amounted to Rp559,241. The Company also committed to procure additional equipment units from Nokia with total value of US$11,708 until the end of 2012.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

g.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunications (“Hutchison”) for a period of 12 years, PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, PT XL Axiata Tbk (“XL Axiata”) for a period of 10 years, PT Berca Global Access (“Berca”) for a period of 10 years, PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, NTS, and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

On August 18, 2011, the Company and Hutchison amended their tower leasing agreement covering changes in certain arrangements with respect to, among others, amount of compensation paid to landlords or residents around the leased site shouldered by the Company, penalty charged for overdue payments and effective lease period.

Future minimum lease receivables under operating lease agreements as at December 31, 2011 and 2010 and January 1, 2010 are as follows:

	December 31,		January 1, 2010
	2011	2010
Wtihin one year	374,864	410,828	225,625
After one year but not more than five years	1,514,834	2,372,145	2,314,947
More than five years	1,822,169	2,044,071	2,512,097

Total	3,711,867	4,827,044	5,052,669

Future minimum lease receivables under finance lease agreements as at December 31, 2011 are as follows:

	Minimum payments	Present value of payments
Within one year	15,218	5,043
After one year but not more than five years	60,870	28,402
More than five years	66,802	53,564

Total	142,890	87,009
Less amounts representing unearned finance income	55,881	—

Present value of minimum lease payments	87,009	87,009

Current portion (presented as part of Other Current Financial Assets—Net)	5,043
Long—term portion (presented as Finance Lease Receivables)	81,966

Total	87,009

Unguaranteed residual values included in the carrying value of finance lease receivables amounted Rp835.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

h.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Telekomunikasi dan Informatika Pedesaan (MOCIT-BTIP), whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract value. The agreements cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period, which deposits are classified as part of other non-current financial assets (Note 2f8).

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011.

As of December 31, 2011, Lintasarta has outstanding advance payments from MOCIT-BTIP related with those agreements amounting to Rp58,941 and Rp5,526 which are classified as part of unearned income for the current portion and other non-current liabilities for the long-term portion, respectively.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement has been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to become Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp276,274 and Rp60,739, respectively.

As of December 31, 2011, Lintasarta has outstanding advances to WEB and PT Personal Alih Daya totalling Rp20,528 and Rp48,149 which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

i.

During 2008-2010, the Company entered into several agreements with, among other tower operator companies, PT Professional Telekomunikasi Indonesia (“Protelindo”), XL Axiata, Mitratel, PT Solusindo Kreasi Pratama, and PT Gihon Telekomunikasi Indonesia to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Future minimum rentals payable under operating leases agreements as of December 31, 2011 and 2010 and January 1, 2010 are as follows:

	December 31,		January 1, 2010
	2011	2010
Within one year	97,522	119,310	59,539
After one year but not more than five years	488,183	477,243	238,156
More than five years	193,659	452,738	195,097

Total	779,364	1,049,291	492,792

Future minimum rentals payable under finance lease agreements as at December 31, 2011 is as follows:

	Minimum payments	Present value of payments
Within one year	145,496	57,129
After one year but not more than five years	581,986	323,657
More than five years	432,961	369,250

Total	1,160,443	750,036
Less amounts representing finance charge	410,407	—
Present value of minimum lease payments	750,036	750,036

Current portion (presented as part of Other Current Financial Liabilities)		57,129
Long—term portion (presented as Obligation under Finance Lease)		692,907

Total		750,036

j.

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

Furthermore, in 2011, three of the telecommunications operators also no longer joined the project. Consequently, as of December 31, 2011, the remaining telecommunications operators which are still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunications operators.

The Company had paid the amount of US$1,503, but it was returned on December 21, 2011. As of December 31, 2011, the project is in the process of being dissolved (Note 36s).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

k.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totaling Rp442,511 and Rp381,123 in 2011 and 2010, respectively.

l.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. This agreement has been amended several times. On September 20, 2011, these facilities were further amended to extend the expiration date up to April 30, 2012 (Note 36x) and change the interest rate and certain provisions in the agreement as follows:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 2.25% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

•

These facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectibility declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

m.

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

As of December 31, 2011, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$5,911. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

n.	Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

The agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the ninth amendment agreement dated May 24, 2010. Transponder lease expense charged to operations amounting to Rp21,317 and Rp27,547 in 2011 and 2010, respectively, is presented as part of “Operating Expenses—Cost of Services” in the consolidated statements of comprehensive income.

34. OPERATING SEGMENT INFORMATION

The Group manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operate in one geographical area only, so no geographical information on segments is presented.

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

Refer to Notes 2f5 and 23 for the description of type of products and services under each reporting segment.

No operating segments have been aggregated to form the above reportable operating segments.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements. The Group’s financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

Consolidated information by industry segment follows:

	Major Segments			Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
	Cellular	Fixed Telecommunications	MIDI
January 1, 2010
Operating revenues
Revenues from external customers	14,300,163	1,803,039	2,720,984	—	18,824,186	22,720	18,846,906
Inter-segment revenues	—	—	515,961	(515,961)	—	—	—

Total operating revenues	14,300,163	1,803,039	3,236,945	(515,961)	18,824,186	22,720	18,846,906
Income
Operating income	2,110,666	330,401	742,591	—	3,183,658	12,510	3,196,168
Gain on foreign exchange—net				—	1,656,407	—	1,656,407
Interest income				—	138,951	—	138,951
Financing cost				—	(1,872,967)	—	(1,872,967)
Total income tax expense				—	(677,265)	(106,684)	(783,949)
Loss on change in fair valueof derivatives—net				—	(517,655)	30,739	(486,916)
Amortization of goodwill				—	(235,420)	235,420	—
Others—net				—	(120,981)	33,517	(87,464)

Profit for the year				—	1,554,728	205,502	1,760,230

Segment assets	43,871,953	2,606,166	7,776,333	(4,953,666)	49,300,786	393,516	49,694,302
Unallocated assets							5,740,701

Assets—net							55,435,003

Segment liabilities	31,678,430	1,028,375	3,748,888	(3,542,963)	32,912,730	106,890	33,019,620
Unallocated liabilities							3,840,474

Liabilities—net							36,860,094

Other disclosures
Capital expenditures	9,661,360	579,862	1,343,327	—	11,584,549	—	11,584,549
Depreciation and amortization	4,585,081	335,270	641,039	—	5,561,390	10,210	5,571,600

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments			Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
	Cellular	Fixed Telecommunications	MIDI
December 31, 2010
Operating revenues
Revenues from external customers	16,027,062	1,293,177	2,476,276	—	19,796,515	(148,137)	19,648,378
Inter-segment revenues	—	—	563,726	(563,726)	—	—	—

Total operating revenues	16,027,062	1,293,177	3,040,002	(563,726)	19,796,515	(148,137)	19,648,378
Income
Operating income	2,902,698	(34,495)	573,147	—	3,441,350	47,750	3,489,100
Gain on foreign exchange—net				—	492,401	—	492,401
Interest income				—	143,402	—	143,402
Financing cost				—	(2,271,628)	—	(2,271,628)
Loss on change in fair value of derivatives—net				—	(418,092)	(30,739)	(448,831)
Total income tax expense				—	(357,798)	(64,540)	(422,338)
Amortization of goodwill				—	(226,380)	226,380	—
Others—net				—	(79,236)	—	(79,236)

Profit for the year				—	724,019	178,851	902,870

Segment assets	45,875,021	2,020,957	8,459,948	(7,802,547)	48,553,379	607,508	49,160,887
Unallocated assets							4,264,808

Assets—net							53,425,695

Segment liabilities	27,195,689	630,442	3,250,615	(6,219,525)	24,857,221	142,031	24,999,252
Unallocated liabilities							9,724,480

Liabilities—net							34,723,732

Other disclosures
Capital expenditures	4,455,608	210,770	848,611	—	5,514,989	—	5,514,989
Depreciation and amortization	5,052,691	297,334	801,886	—	6,151,911	10,940	6,162,851

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments			Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
	Cellular	Fixed Telecommunications	MIDI
December 31, 2011
Operating revenues
Revenues from external customers	16,750,879	1,249,982	2,576,032	—	20,576,893	(187,567)	20,389,326
Inter-segment revenues	—	—	599,757	(599,757)	—	—	—

Total operating revenues	16,750,879	1,249,982	3,175,789	(599,757)	20,576,893	(187,567)	20,389,326
Income
Operating income	2,553,225	(99,324)	376,198	—	2,830,099	269,918	3,100,017
Interest income				—	81,477	19,240	100,717
Gain on change in fair value of derivatives—net				—	57,944	—	57,944
Gain on foreign exchange—net				—	36,731	—	36,731
Financing cost				—	(1,789,687)	(135,758)	(1,925,445)
Total income tax expense				—	(249,397)	(66,254)	(315,651)
Others—net				—	(34,664)	86,713	52,049

Profit for the year				—	932,503	173,859	1,106,362

Segment assets	46,322,268	2,043,468	8,483,197	(7,928,774)	48,920,159	1,588,127	50,508,286
Unallocated assets							3,252,152

Assets—net							53,760,438

Segment liabilities	26,009,674	739,334	2,987,563	(6,269,068)	23,467,503	948,792	24,416,295
Unallocated liabilities							9,888,835

Liabilities—net							34,305,130

Other disclosures
Capital expenditures	5,899,404	230,754	781,479	—	6,911,637	—	6,911,637
Depreciation and amortization	5,418,520	298,415	863,819	—	6,580,754	(84,786)	6,495,968

(1)	These include inter-segment assets, liabilities and revenues eliminated upon consolidation.
(2)

These are adjustments to reconcile segment financial information to consolidated IFRS financial statements. Segment financial information, as reported to the chief operation decision maker, is still managed and maintained by the Group under Indonesian GAAP.

35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

A. RISK MANAGEMENT

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to their loans and bonds payable with floating interest rates.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

As of January 1, 2010 and December 31, 2010 and 2011, more than 50%, 60% and 65%, respectively, of the Group’s debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the consolidated statement of comprehensive income for the year.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

	2009		2010		2011
Increase or (decrease) in basis points:
U.S. dollar	2		1		(8)
Rupiah	(10)		41		(107)
Effect on profit for the year
U.S. dollar	USD(106 (equivalent to Rp(993	) ))	USD(57 (equivalent to Rp(509	) ))	USD340 (equivalent to Rp3,084)
Rupiah	Rp3,857		Rp(9,490)		Rp23,099

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting dates of March 31, 2010, 2011 and 2012. The outlook is that the LIBOR and JIBOR interest rates may move 2 and 1 basis point higher and 8 basis points lower and 10 basis point lower, 41 basis point higher and 107 basis points lower, respectively, as compared to the year-end interest rates of 2009, 2010 and 2011, respectively.

If LIBOR interest rates were 2 and 1 basis point higher and 8 basis points lower than the market levels for the years ended December 31, 2009, 2010 and 2011, respectively, with all other variables held constant, the Group’s net comprehensive income for the years then ended and the consolidated equity would be Rp1,691,983, Rp819,032 and Rp1,012,565 and Rp18,246,164, Rp18,317,067 and Rp19,006,550, respectively, which are lower, lower and higher than the actual results for the years ended December 31, 2009, 2010 and 2011, respectively, mainly due to the higher, higher and lower interest expense on floating rate borrowings.

If JIBOR interest rates were 10 basis points lower, 41 basis points higher and 107 basis points lower than the market levels for the years ended December 31, 2009, 2010 and 2011, respectively, with all other

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

variables held constant, the Group’s net comprehensive income for the years then ended and the consolidated equity would be Rp1,696,833, Rp810,051 and Rp1,032,580 and Rp18,251,014, Rp18,308,086 and Rp19,026,565, respectively, which are higher, lower and higher than the actual results for the years ended December 31, 2009, 2010 and 2011, respectively, mainly due to the lower, higher and lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the consolidated statement of comprehensive income for the year.

The Group’s accounts payable are primarily foreign currency net settlement payables to foreign telecommunications operators, while most of the Group’s accounts receivable are Indonesian rupiah-denominated collections from domestic operators.

To the extent the Indonesian rupiah depreciated further from the exchange rates in effect at December 31, 2008, 2009 and 2010, the Group’s obligations under such loans and bonds payable, accounts payable and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations would be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of January 1, 2010 and December 31, 2010 and 2011, 43.31%, 17.90% and 27.33%, respectively, of the Company’s U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap and currency forward contracts.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of January 1, 2010 and December 31, 2010 and 2011:

	January 1, 2010		December 31, 2010		December 31, 2011
	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents	37,124	348,875	111,782	1,005,042	53,356	483,835
Accounts receivable
Trade	119,730	1,125,462	115,530	1,038,726	91,260	827,553
Others	58,086	546,008	544	4,893	—	—
Derivative assets	23,830	224,004	7,711	69,334	17,573	159,349
Other current financial assets	1,686	15,850	1,715	15,418	178	1,613
Other current assets	—	—	—	—	15	138
Due from related parties	70	658	117	1,047	317	2,871
Other non-current financial assets	1,392	13,083	1,427	12,833	1,578	14,306

Total assets	241,918	2,273,940	238,826	2,147,293	164,277	1,489,665

Liabilities:
Accounts payable—trade	4,927	46,316	32,788	294,797	13,010	117,971
Procurement payable	310,151	2,915,419	246,615	2,217,320	220,788	2,002,110
Accrued expenses	32,345	304,047	46,263	415,953	45,156	409,476
Deposits from customers	841	7,907	1,477	13,275	1,834	16,629
Derivative liabilities	18,568	174,540	23,958	215,403	15,239	138,189
Other current liabilities	6,189	58,172	6,124	55,058	6,331	57,407
Other current financial liabilities	40	373	67	602	41	371
Due to related parties	—	—	—	—	9	83
Loans payable (including current maturities)	830,536	7,807,038	886,602	7,971,436	653,848	5,929,093
Bonds payable (including current maturities)	344,157	3,235,076	650,000	5,844,150	650,000	5,894,200
Other non-current liabilities	8,365	78,637	8,730	78,494	8,730	79,166

Total liabilities	1,556,119	14,627,525	1,902,624	17,106,488	1,614,986	14,644,695

Net liabilities position	1,314,201	12,353,585	1,663,798	14,959,195	1,450,709	13,155,030

*

The exchange rates used to translate the U.S. dollar amounts into rupiah were Rp9,400 to US$1.00 (in full amounts), Rp8,991 to US$1.00 (in full amounts) and Rp9,068 to US$1.00 (in full amounts) as published by the Indonesian Central Bank as of January 1, 2010 and December 31, 2010 and 2011, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rates, with all other variables held constant, of the Group’s consolidated statements of comprehensive income for the years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
Change in U.S. dollar exchange rate	-3%	-3%	1.24%
Effect on consolidated profit for the year	266,837	336,582	(122,342)

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting dates of March 31, 2010, 2011 and 2012. The outlook is that the U.S. dollar exchange rate may weaken by 3% as compared to the exchange rate at December 31, 2009 and 2010 and strenghten by 1.24% as compared to the exchange rate at December 31, 2011, respectively.

If the U.S. dollar exchange rate weakened by 3% as compared to the exchange rate as of December 31, 2009 and 2010 and strenghtened by 1.24% compared to the exchange rate as of December 31, 2011, with all other variables held constant, the Group’s net comprehensive income for the years then ended and the consolidated equity would be Rp1,959,813, Rp1,156,123 and Rp887,139; and Rp18,513,994, Rp18,654,158 and Rp18,881,124, respectively, which are higher, higher and lower than the actual results as of December 31, 2009, 2010 and 2011, respectively, mainly due to the consolidated foreign exchange gain and loss on the translation of U.S. dollar-denominated net liabilities.

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian Group and equity of foreign Group. With respect to the Indonesian Group in which the Group has investments, the financial performance of such Group may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from their customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manage and control this credit risk by setting limits on the amount of risk they are willing to accept for individual or collective customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The table below shows the maximum exposure to credit risk for the components of the consolidated statements of financial position as of December 31, 2011:

	Maximum Exposure (1)
	January 1, 2010	December 31, 2010	December 31, 2011
Loans and receivables:
Cash and cash equivalents	2,835,999	2,075,270	2,224,206
Accounts receivable
Trade—net	1,385,125	1,548,426	1,441,069
Others—net	564,859	10,031	5,660
Other current financial assets—net	35,173	53,119	29,833
Due from related parties—net	7,215	8,421	10,654
Finance lease receivable	—	—	81,966
Other non-current financial assets—others	100,004	77,675	87,686
Held-for-trading:
Cross currency swaps	224,004	69,334	22,138
Currency forward	—	—	137,211
Available-for-sale investments:
Other non-current financial assets -other long-term investments—net	2,730	2,730	2,730

Total	5,155,109	3,845,006	4,043,153

(1)	There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

Liquidity risk

The liquidity risk is defined as a risk when the cash flow position of the Group indicates that the short-term revenue is not enough to cover the short-term expenditure.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of their telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although the Group have substantial existing network infrastructure, the Group expect to incur additional capital expenditures primarily in order to focus cellular network development in areas they anticipate will be high-growth areas, as well as to enhance the quality and coverage of their existing network.

In the management of liquidity risk, the Group monitor and maintain a level of cash and cash equivalents deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluate the projected and actual cash flows, including their loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	Expected maturity as of January 1, 2010
	2010	2011	2012	2013	2014 and thereafter	Total	Discount/ debt issuance cost and consent solicitation fees	Carrying value as of January 1, 2010
Financial Liabilities:
Accounts payable—trade	537,476	—	—	—	—	537,476	—	537,476
Procurement payable	5,289,782	—	—	—	—	5,289,782	—	5,289,782
Accrued expenses	1,525,561	—	—	—	—	1,525,561	—	1,525,561
Deposits from customers	22,463	—	—	—	—	22,463	—	22,463
Derivative liabilities	174,540	—	—	—	—	174,540	—	174,540
Other current financial liabilities	43,721	—	—	—	—	43,721	—	43,721
Due to related parties	—	13,764	—	—	—	13,764	—	13,764
Loans payable
In rupiah	993,772	1,029,933	2,625,000	984,300	1,000,000	6,633,005	(41,642)	6,591,363
In U.S. dollar	446,487	2,509,510	1,090,597	1,992,239	1,768,204	7,807,037	(242,649)	7,564,388

Total loans payable	1,440,259	3,539,443	3,715,597	2,976,539	2,768,204	14,440,042	(284,291)	14,155,751
Bonds payable
In rupiah	640,000	1,100,000	41,989	1,330,000	5,020,000	8,131,989	(40,712)	8,091,277
In U.S. dollar	2,206,622	—	1,028,454	—	—	3,235,076	(13,516)	3,221,560

Total bonds payable	2,846,622	1,100,000	1,070,443	1,330,000	5,020,000	11,367,065	(54,228)	11,312,837

Total financial liabilities	11,880,424	4,653,207	4,786,040	4,306,539	7,788,204	33,414,414	(338,519)	33,075,895

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Expected maturity as of December 31, 2011
	2012	2013	2014	2015	2016 and thereafter	Total	Discount/ debt issuance cost and consent solicitation fees	Carrying value as of December 31, 2011
Short-term loan	1,500,000	—	—	—	—	1,500,000	(744)	1,499,256
Accounts payable—trade	319,058	—	—	—	—	319,058	—	319,058
Procurement payables	3,429,921	—	—	—	—	3,429,921	—	3,429,921
Accrued expenses	1,891,477	—	—	—	—	1,891,477	—	1,891,477
Deposits from customers	37,265	—	—	—	—	37,265	—	37,265
Derivative liabilities	138,189	—	—	—	—	138,189	—	138,189
Other current financial liabilities	73,201	—	—	—	—	73,201	—	73,201
Due to related parties	—	15,480	—	—	—	15,480	—	15,480
Obligation under financial liabilities	—	65,326	74,739	85,562	467,280	692,907	—	692,907
Loans payable
In rupiah	2,022,483	434,300	1,500,000	—	—	3,956,783	(14,922)	3,941,861
In U.S. dollar	1,280,349	2,105,180	627,453	627,453	1,288,657	5,929,092	(144,637)	5,784,455

Total loans payable	3,302,832	2,539,480	2,127,453	627,453	1,288,657	9,885,875	(159,559)	9,726,316
Bonds payable
In rupiah	41,989	1,330,000	2,358,000	320,000	2,342,000	6,391,989	(21,219)	6,370,770
In U.S. dollar	—	—	—	—	5,894,200	5,894,200	(84,628)	5,809,572

Total bonds payable	41,989	1,330,000	2,358,000	320,000	8,236,200	12,286,189	(105,847)	12,180,342

Total	10,733,932	3,950,286	4,560,192	1,033,015	9,992,137	30,269,562	(266,150)	30,003,412

B. CAPITAL MANAGEMENT

The Group aim to achieve an optimal capital structure in pursuit of their business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Group’s debt instruments contain covenants that impose maximum leverage ratios. In addition, the Company’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Group have complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Company’s objective is to maintain its debt-to-equity ratio at a maximum of 2.50 each as of January 1, 2010 and December 31, 2010 and 2011.

The Companies continue to manage their debt covenants and capital structure based on financial information determined under Indonesian GAAP.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of January 1, 2010 and December 31, 2010 and 2011, the Group’s debt-to-equity ratio accounts are as follows:

	January 1, 2010	December 31, 2010	December 31, 2011
Short-term loan—gross	—	—	1,500,000
Loans and bonds payable—including current maturities—gross	25,807,107	24,399,291	22,172,064

Interest-bearing procurement payable, which is overdue 6 months after the date of invoice	—	—	—

Total Debts	25,807,107	24,399,291	23,672,064

Equity attributable to owners of the Company	18,247,157	18,317,576	18,999,045

Debt-to-equity ratio	1.41	1.33	1.24

Under IFRS, the debt-to-equity ratios of the Companies are 1.41, 1.33 and 1.24 as of January 1, 2010 and December 31, 2010 and 2011, respectively, due to reconciliation difference in the equity attributable to owners of the Company.

C. COLLATERAL

The loans of Lintasarta, a subsidiary, which were obtained from CIMB Niaga, are collateralized by all equipment (Notes 8, 18i and 18k) purchased by Lintasarta from the proceeds of the credit facilities. There are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of January 1, 2010 and December 31, 2010 and 2011.

36. EVENTS AFTER THE REPORTING PERIOD

a.	On January 9, 2012, the Company entered into a collection agency agreement with IMBV.

b.

On January 12, 2012, three currency forward contracts with ING and one currency forward contract with GSI expired and the Company received settlement gains on such contracts amounting to US$1,796.3 and US$488.6, respectively (Notes 32bg, 32bk, 32bl and 32bm).

c.	On January 14, 2012, the MOU between the Company and PT Tower Bersama Infrastructure Tbk expired (Note 33d) and no extension is subsequently made.

d.	On January 16, 2012, the Company, IMBV and Belgacom International Carrier Services S.A. entered into an agreement to arrange the collection activities among them.

e.

On January 18, 2012, IMM (one of the Company’s subsidiaries) was investigated by the State Attorney General in connection with IMM’s broadband internet services. IMM has been accused of illegally using 3G without paying frequency fee, telecommunication operation fee and tender upfront fee. The MOCIT as well as the Indonesian Telecommunication Regulatory Authority (ITRA) has made a public statement that IMM has not breached any laws / prevailing rules; nevertheless, the case is still being continued to be investigated by the State Attorney General.

f.

On January 24, 2012, two currency forward contracts with JP Morgan, one currency forward contract with StandChart and one currency forward contract with HSBC expired and the Company received settlement gains on such contracts amounting to Rp3,352, Rp966 and Rp3,200, respectively (Notes 32ar, 32at, 32as and 32aq).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

g.

On January 27, 2012, one currency forward contract with ING, two currency forward contracts with DBS and one currency forward contract with GSI expired and the Company received settlement gains on such contracts amounting to US$249, US$603 and US$550, respectively (Notes 32bb, 32ba, 32bc and 32bn).

h.	On January 30, 2012, one currency forward contract with ING expired and the Company received settlement gain on such contract amounting to US$451 (Note 32bh).

i.	On January 31, 2012, Lintasarta made early repayment of the Limited Bonds I amounting to Rp16,989 (Note 19j).

j.	On February 2 and 17, 2012, the Company repaid partially the Revolving Time Loan Facilities from Mandiri (Note 14) and BCA (Note 18d) each amounting to Rp200,000.

k.

On February 7, 2012, the Company entered into an Asset Purchase Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk’s shares of not less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers (Note 33d).

l.

On February 8, 9 and 10, 2012, the Company received affirmation on the rating of the Company’s Guaranteed Notes Due 2020 (Note 19a) from Moody’s, Fitch and S&P’s at Ba1 (stable outlook), BBB- (positive outlook) and BB (watch positive outlook), respectively.

m.	On February 10, 2012, one currency forward contract with RBS expired and the Company received settlement gain on such contract amounting to US$433.77 (Note 32bo).

n.	On February 24, 2012, Lintasarta paid the loan installment of CIMB Niaga 6 (Note 18i) amounting to Rp7,500.

o.	On February 28, 2012, the Company paid the fourth installment of SEK credit facility B (Note 18b) amounting to US$11,071.43.

p.

On February 28, 2012, two currency forward contracts with HSBC and one currency forward contract with DBS expired and the Company received settlement gains on such contracts amounting to Rp5,001 and US$522.58, respectively (Notes 32au, 32av and 32bi).

q.	On February 29, 2012, two currency forward contracts with GSI expired and the Company received settlement gain on such contracts totalling US$1,333.17 (Notes 32bp and 32bq).

r.	On February 29, 2012, Lintasarta made early repayment of the Limited Bonds II amounting to Rp25,000 (Note 19i).

s.

On March 8, 2012, the Company and other telecommunication operators who joined the Palapa Ring Project Phase I officially terminated their cooperation agreement. Consequently, the Company no longer has any commitment on such project (Note 33j).

t.	On March 13, 2012, the Company received a Tax Court’s Decision Letter approving the Interest Compensation to the Company totalling Rp60,674 on the overpayment of 2004 Corporate Income Tax.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2010 and December 31, 2010 and 2011

and for the years ended December 31, 2009, 2010 and 2011

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

u.	On March 16, 2012, the Company partially repaid the Revolving Time Loan Facility from BCA amounting to Rp200,000 which was drawn down on December 2, 2011 (Note 18d).

v.

On March 16, 2012, in ISPL’s Annual Stockholders’ Meeting, it was resolved that the Company would receive the 2011 dividend from ISPL amounting to US$3,250 with the payment schdedule of 68.09 % by July 2012 and the remaining 31.91 % by December 2012.

w.	On March 21, 2012, the Company received Pefindo’s affirmation on the rating of the Company’s local bond and sukuk at idAA+ (stable outlook) and idAA+(sy ) (stable outlook), respectively (Note 19).

x.	On March 27, 2012, the Company received a letter from HSBC extending the availability period of the facility to fund the Company’s short-term working capital up to April 30, 2013 (Note 33l).

y.	On March 28, 2012, the Company drew down Rp200,000 from its Revolving Time Loan with Mandiri (Note 14).

z.	On March 29, 2012, the Company paid the fifth semi-annual installment on its COFACE loan from HSBC France amounting to US$7,859.34.

aa.	On March 29, 2012, the Company paid the fifth semi-annual installment of its SINOSURE loan from HSBC France amounting to US$2,210.

ab.	On March 30, 2012, the Company drew down Rp200,000 from its Revolving Time Loan with BCA (Note 18d).

ac.

On April 3, 2012, the Company entered into an agreement of “Perjanjian Pendahuluan Pencatatan Efek” with the Indonesian Stock Exchange with regard to the Company’s plan to issue Rp2,000,000 conventional bonds and Rp500,000 sukuk.

ad.

On April 13, 2012, the Company entered into a trustee ship agreement with BRI, an agreement of “Perjanjian Penjaminan Emisi Obligasi dan Sukuk” with the Appointed Underwriters, an agreement of “Perjanjian Agen Pembayaran” and “Perjanjian Pendaftaran Obligasi dan Sukuk” with the Indonesian Central Securities Depository (KSEI) in relation to its plan to issue Rp2,000,000 conventional bonds and Rp500,000 sukuk.

ae.	On April 16, 2012, the Company made the first registration to BAPEPAM in connection with the Company’s plan to issue Rp2,000,000 conventional bonds and Rp500,000 sukuk.

af.

As of April 25, 2012, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,194 to US$1 (in full amounts), while as of December 31, 2011, the prevailing exchange rate was Rp9,068 to US$1 (in full amounts). Using the exchange rate as of April 25, 2012, the Group suffered from foreign exchange loss amounting to approximately Rp182,789 (excluding the effect of revaluing derivative contracts on April 25, 2012) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2011 (Note 35).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2011 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2011 as disclosed in Note 33a are approximately Rp1,193,942 if translated at the prevailing exchange rate as of April 25, 2012.