Form 20-F
period 2012-12-31
PT Indosat Tbk
filed 2013-04-30
CIK 929700

Commission file number: 1-3330

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat No. 21

Jakarta 10110—Indonesia

(62-21) 30442615

(Address and telephone number of principal executive offices)

Name:	Bayu Hanantasena
Telephone:	+62-21-30442615
Email:	investor@indosat.com
Facsimile:	+62-21-30003757
Address:	Jalan Medan Merdeka Barat No. 21
Jakarta 10110
Indonesia

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing 50 Series B shares, par value Rp100 per share	New York Stock Exchange
Series B shares, par value Rp100 per share	New York Stock Exchange	*

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

Our consolidated financial statements as of January 1, 2011 and December 31, 2011 and 2012, and for the years ended December 31, 2010, 2011 and 2012 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our consolidated financial statements as of January 1, 2011 and December 31, 2011, included in this annual report contains the restatement of our consolidated statement of financial position, consolidated statement of comprehensive income and consolidated statement of changes in stockholders’ equity for the years ended December 31, 2010 and 2011, to correct the identified historical accounting errors in the accounting treatments of leasing and service concession arrangements, which is detailed in Note 2d to our consolidated financial statements included elsewhere in this annual report. In 2010 and 2011, the Company engaged in a number of tower leasing transactions, including those where slots on its towers were leased to other telecommunications operators (“lease-outs”) and where the Company leased tower slots from others for its own use (“lease-ins”). The conclusions reached by the Company after the consultation and pre-clearance process in connection with the sale and leaseback transaction with PT Tower Bersama Infrastructure Tbk on the proposed accounting treatment for such transaction with the U.S. Securities and Exchange Commission caused the Company to reconsider its historical accounting treatment for such lease transactions. As a result, the historical financial statements for 2010 and 2011 were restated to correct the accounting for lease transactions, along with other accounting corrections.

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the Indonesian Central Bank Rate for December 31, 2012, which was Rp9,670 to US$1.00. The exchange rate of Indonesian rupiah for U.S. dollars on April 24, 2013 was Rp9,727 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

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

“active cellular subscriber”

a cellular subscriber who: (i) in the case of a postpaid cellular subscriber, has no outstanding balance remaining due more than 120 days after the last statement date, or (ii) in the case of a prepaid cellular subscriber, is either a “new active prepaid cellular subscriber” or a “recharging active prepaid cellular subscriber.” A “new active prepaid cellular subscriber” is a subscriber who has, as of the relevant date, activated a new prepaid SIM card within the last 63 days of the relevant date (such period is defined as the “new prepaid cellular subscriber life cycle”). The “new prepaid cellular subscriber life cycle” includes a 30-day “active period,” a 30-day “grace period” and a 3-day expiry period. A “recharging active prepaid cellular subscriber” is an existing prepaid cellular subscriber who recharges the SIM card within a 33-day “grace period” immediately following the SIM card’s expiry date by adding certain minimum amounts to the SIM card

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

v

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

“Minutes of Usage”

the minutes of usage per cellular subscriber, computed by dividing the total minutes of outgoing and incoming call usage of prepaid and postpaid cellular subscribers for each month by the average number of active prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two.

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

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial and Other Data

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 presented below is based upon our audited consolidated financial statements prepared in conformity with IFRS as issued by IASB. The selected consolidated financial information as of and for the years ended December 31, 2010 and 2011 presented below has been adjusted to reflect the restatement of our consolidated statement of financial position and consolidated statement of comprehensive income for the years ended December 31, 2010 and 2011, as more fully described under “Certain Definitions, Conventions and General Information” of this annual report and in Note 2d to our consolidated financial statements included elsewhere in this annual report. The selected financial information as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The audited consolidated financial statements as of and for the years ended December 31, 2008 and 2009 have been audited by Purwantono, Sarwoko & Sandjaja and the audited consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 have been audited by Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global.

	As of December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2012 US$(1)
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except for number of outstanding shares)
Financial Position Data:
Assets
Cash and cash equivalents	5,737.9	2,836.0	2,075.3	2,224.2	3,917.2	405.1
Other current assets (other than cash and cash equivalents)—net	3,953.9	4,302.9	3,380.6	3,543.4	4,391.6	454.1
Due from related parties—net	42.5	7.2	8.4	10.7	10.4	1.1
Deferred tax assets—net	70.7	88.0	94.7	113.8	100.7	10.4
Long-term investments	3.4	3.2	2.7	2.7	1,369.7	141.6
Property and equipment—net	38,333.6	44,358.1	43,980.4	43,413.0	41,860.8	4,328.9
Goodwill and other intangible assets—net	2,060.7	2,042.8	2,063.2	2,056.0	2,062.8	213.3
Other non-current assets	1,659.7	1,796.8	2,327.3	2,465.6	2,097.0	217.0

Total assets	51,862.4	55,435.0	53,932.6	53,829.4	55,810.2	5,771.5

Liabilities
Current liabilities	10,719.7	13,067.3	12,029.7	11,970.4	11,016.4	1,139.2
Due to related parties	14.7	13.8	22.1	15.5	42.8	4.4
Obligation under finance lease	—	—	416.6	770.1	3,101.9	320.8
Deferred tax liabilities—net	1,348.7	1,651.8	1,961.2	2,126.9	1,855.1	191.8
Loans payable (net of current maturities)	10,812.2	12,715.5	7,666.8	6,425.8	3,703.8	383.0
Bonds payable (net of current maturities)	10,315.6	8,472.2	12,114.1	12,138.4	13,986.5	1,446.4
Other non-current liabilities	871.9	939.5	1,032.5	989.8	2,294.6	237.4

Total liabilities	34,082.8	36,860.1	35,243.0	34,436.9	36,001.1	3,723.0

Net assets (total assets—total liabilities)	17,779.6	18,574.9	18,689.6	19,392.5	19,809.1	2,048.5
Capital stock	543.4	543.4	543.4	543.4	543.4	56.2
Stockholders’ equity	17,779.6	18,574.9	18,689.6	19,392.5	19,809.1	2,048.5
Total liabilities and stockholders’ equity	51,862.4	55,435.0	53,932.6	53,829.4	55,810.2	5,771.5
Number of outstanding shares	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500

	For the years ended December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2012 US$(1)
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except per Share and per ADS data)
Comprehensive Income Data:
Operating revenues:
Cellular	14,460.8	14,331.3	15,882.1	16,587.4	18,489.3	1,912.0
MIDI	2,733.4	2,712.6	2,591.8	2,694.2	2,909.8	300.9
Fixed telecommunication	2,021.8	1,803.0	1,278.2	1,250.0	1,021.5	105.6

Total operating revenues	19,216.0	18,846.9	19,752.1	20,531.6	22,420.6	2,318.5

Total operating expenses	14,487.7	15,650.7	16,106.5	17,373.5	19,240.0	1,989.7
Operating income	4,728.3	3,196.2	3,645.6	3,158.1	3,180.6	328.8
Other income (expense):
Interest income	460.1	139.0	146.2	92.6	133.5	13.8
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	318.2	(54.2)	(789.4)	(81.6)
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)	(448.8)	57.9	4.9	0.5
Financing cost	(1,858.3)	(1,873.0)	(2,338.1)	(1,929.3)	(2,077.4)	(214.8)
Share of loss in associated companies	(25.6)	(87.5)	—	—	(0.1)	0.0

Total other expense—net	(2,172.9)	(652.0)	(2,322.5)	(1,833.0)	(2,728.4)	(282.1)

Income tax expense—net	(485.3)	(783.9)	(432.6)	(269.3)	25.5	2.6
Profit for the year	2,070.0	1,760.2	890.5	1,055.9	477.7	49.3
Attributable to owners of the Company	2,043.8	1,704.0	812.6	958.1	365.6	37.8
Attributable to non-controlling interests	26.2	56.3	77.9	97.8	112.1	11.5
Weighted average number of shares outstanding	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500
Basic and diluted earnings per share attributable to owners of the Company (in full amounts)(2)	376.1	313.6	149.5	176.3	67.3	6.9
Dividends declared per share (in full amounts)(2)	172.85	137.86	59.5	76.8	—	—
Dividends declared per share (in full amounts) (in US$)(2)(4)	0.02	0.015	0.006	0.008	—	—
Dividends declared per ADS (in full amounts) (in US$)(2)(3)(4)	0.96	0.77	0.31	0.40	—	—

	As of and for the years ended December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2012 US$(1)
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	6,513.3	4,106.1	6,848.6	7,320.1	6,989.4	722.8
Investing activities	(10,286.9)	(10,670.7)	(5,970.7)	(6,037.9)	(2,688.9)	(278.1)
Financing activities	1,458.5	3,724.7	(1,629.7)	(1,135.4)	(2,647.5)	(273.8)
Net Foreign Exchange differences from cash and cash equivalent	—	(54.9)	(9.7)	2.2	40.0	4.1
Other Financial Data (unaudited)
EBITDA(5)	9,293.6	8,767.8	9,652.7	9,666.4	10,541.8	1,090.1
EBITDA margin(6)	48.4%	46.5%	48.9%	47.1%	47.0%	11.9%
Other Financial Data
Capital expenditures(7)	12,341.9	11,584.5	5,986.0	6,519.8	8,407.5	869.4
Financial Ratios (unaudited)
Total Debt to EBITDA(8)	2.38	2.94	2.50	2.45	2.11	2.11
Net Debt to EBITDA(9)	1.76	2.62	1.11	2.42	2.08	2.08
EBITDA to Interest Expense	5.23	4.85	4.69	5.72	6.70	6.70

Footnotes to Selected Financial Information and Other Data:

(1)	Translated into U.S. dollars based on a conversion rate of Rp9,670 = US$1.00, the Indonesian Central Bank Rate on December 31, 2012. See “—Exchange Rate Information” below.
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
(5)

We have defined EBITDA as earnings before interest, non-operating income and expense, income tax expense, depreciation and minority interest in net income of subsidiaries as reported in the consolidated financial statements included in this annual report prepared under IFRS. EBITDA is not a standard measure under IFRS. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under IFRS, or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. The following table reconciles profit attributable to owners of the Company under IFRS to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2008 Rp	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2012 US$
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
EBITDA	9,293.6	8,767.8	9,652.7	9,666.4	10,541.8	1,090.1
Adjustments:
Gain (loss) on foreign exchange—net	(885.7)	1,656.4	492.4	36.7	(744.6)	(77.0)
Interest income	460.1	139.0	146.2	92.6	133.5	13.8
Financing cost (including interest expense)	(1,858.3)	(1,873.0)	(2,338.1)	(1,929.3)	(2,077.4)	(214.8)
Gain (loss) on change in fair value of derivatives—net	136.6	(486.9)	(448.8)	57.9	4.9	0.5
Others—net (in 2010, 2011 and 2012 presented as part of operating expense)	(25.6)	(87.5)	(79.2)	29.8	(306.0)	(31.6)
Gain on tower sale	—	—	—	—	1,184.0	122.4
Income tax benefit (expense)—net	(485.3)	(783.9)	(432.6)	(269.3)	25.5	2.6
Depreciation and amortization	(4,565.4)	(5,571.6)	(6,102.1)	(6,569.3)	(8,284.0)	(856.6)
Profit attributable to non controlling interest	(26.2)	(56.3)	(77.9)	(97.8)	(112.1)	(11.5)
Profit attributable to owners of the Company	2,043.8	(1,704.0)	812.6	958.1	365.6	37.8

(6)	EBITDA margin is computed by dividing EBITDA as defined in note (5) above by total operating revenues recorded under IFRS.
(7)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under IFRS.
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

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	Low	High
Period
2008	10,950	9,761	12,400	9,051
2009	9,400	10,398	12,065	9,293
2010	8,991	9,085	9,413	8,888
2011	9,068	8,779	9,185	8,460
2012	9,670	9,384	9,707	8,892
October	9,615	9,597	9,615	9,583
November	9,605	9,628	9,643	9,603
December	9,670	9,646	9,707	9,598
2013
January	9,698	9,687	9,635	9,740
February	9,667	9,687	9,634	9,725
March	9,719	9,709	9,678	9,745
April (through April 24, 2013)	9,727	9,725	9,756	9,688

Source: Bank Indonesia

(1)	The annual average exchange rates are calculated as averages of the exchange rate on the last day of each month during the year.
(2)	The monthly average exchange rates are calculated as averages of each daily closing exchange rate.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining its stability. Since 1970, Indonesia has implemented three exchange rate systems: (i) a fixed rate system between 1970 and 1978; (ii) a managed floating exchange rate system between 1978 and 1997; and (iii) a free-floating exchange rate system since August 14, 1997. Under the floating exchange rate system, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene, which resulted in a substantial decrease in the value of the Indonesian rupiah relative to the U.S. dollar. Under the current system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate. The exchange rate was Rp8,991 = US$1.00 as of December 31, 2010, Rp9,068 = US$1.00 as of December 31, 2011 and Rp9,670 = US$1.00 as of December 31, 2012, respectively. On April 24, 2013, the exchange rate was Rp9,727 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah.

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

In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations in response to fuel subsidy reductions occurred in 2003, 2005 and 2008. Similar demonstrations also occurred in 2012 in response to the Government’s proposal in the first quarter of 2012 to reduce fuel subsidies that would have resulted in a up to 33% increase in fuel prices. Although past demonstrations were generally peaceful, some turned violent. We cannot assure you that any future fuel subsidy reductions will not lead to further political and social instability.

Regional political instability and clashes between religious and ethnic groups remain problematic. Separatist movements and clashes between religious and ethnic groups have resulted in social and civil unrest in parts of Indonesia. In the provinces of Aceh and Papua (formerly Irian Jaya), there have been clashes between supporters of those separatist movements and the Indonesian military, although there has been little conflict in Aceh since a memorandum of understanding was signed in August 2005. In recent years, political instability in Maluku and Poso, a district in the province of Central Sulawesi, has intensified and clashes between religious groups in these regions have resulted in thousands of casualties and displaced persons. In recent years, the Government has made limited progress in negotiations with these troubled regions, except in the Province of Aceh where peaceful local elections were held in April 2012, which resulted in former separatists winning the election and becoming the governors of the province.

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

Indonesia is located in an earthquake zone and is subject to significant geological risks which could lead to social unrest and economic loss

Many parts of Indonesia are vulnerable to natural disasters such as earthquakes, tsunamis, floods, volcanic eruptions as well as droughts, power outages or other events beyond our control. In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including volcanic eruptions of Mount Lokon in North Sulawesi in 2011, Mount Merapi in southern Java near Yogyakarta, and Mount Bromo in East Java in 2010, tsunamis in Mentawai in West Sumatera in 2010 and in Pangandaran in West Java in 2006, an earthquake off the coast of Sumatra in January 2012, separate earthquakes in Papua, West Java, Sulawesi and Sumatra in 2009, an earthquake in Jogyakarta in Central Java in 2006, and a hot mud eruption and subsequent flooding in East Java in 2006. Indonesia also experienced significant flooding in Wasior district, West Papua in 2010, in Jakarta in January 2013 and in 2009 and 2007 and in Solo in Central Java in 2008.

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

During recent years, large parts of Asia experienced unprecedented outbreaks of avian influenza. As of February 1, 2013, the World Health Organization (“WHO”) had confirmed a total of 364 fatalities in a total number of 615 cases reported to the WHO, which only reports laboratory confirmed cases of avian influenza. Of these, the Indonesian Ministry of Health reported to the WHO 160 fatalities in a total number of 192 cases of avian influenza in Indonesia. In addition, the WHO announced in June 2006 that human-to-human transmission of avian influenza had been confirmed in Sumatra, Indonesia. According to the United Nations Food and Agricultural Organization, avian influenza virus is entrenched in 31 of Indonesia’s 33 provinces and efforts to contain avian influenza are failing in Indonesia, increasing the possibility that the virus may mutate into a deadlier form. No fully effective avian influenza vaccines have been developed and an effective vaccine may not be discovered in time to protect against a potential avian influenza pandemic.

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

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998, it may experience volatility again in the future. During the period between January 1, 2010 through December 31, 2012, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp9,707 per U.S. dollar to a high of Rp8,460 per U.S. dollar. We cannot assure you that future depreciation or volatility of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur. To the extent the Indonesian rupiah depreciates further from the exchange rates at December 31, 2012, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Indonesian rupiah terms. Such depreciation of the Indonesia rupiah would result in additional losses on foreign exchange translation and significantly impact our other income and net income.

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

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s, Standard & Poor’s, and Fitch, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of April 24, 2013, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BB+” by Standard & Poor’s, and “BBB-” by Fitch. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

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

Risks Relating to Our Business

We operate in a legal and regulatory environment that has been undergoing significant reforms. These reforms have been resulting in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants and changes to the competitive structure of the telecommunications industry. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the reform of the Indonesian telecommunications sector continues, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. For example, since January 2007, the Government, through the Ministry of Communication and Information Technology (“MOCIT”), has been responsible for setting reference tariffs for interconnection services. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—We depend on interconnection agreements relating to the use of our competitors’ cellular and fixed-line telephone networks.” The MOCIT sets interconnection tariffs for dominant service providers on a “cost” basis, based on RIOs submitted by the dominant service providers. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the MOCIT regarding their interconnection tariffs and may implement such tariffs for its customers without MOCIT approval. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers.

In addition, the tariffs in our RIOs have been decreasing in the past few years, and we expect this downward trend to continue. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic. In addition, on December 12, 2011, the Government, through the Indonesian Telecommunication Regulatory Body (“ITRA”) issued letter No.262/BRTI/XII/2011 under which SMS fees changed from a “sender-keeps all” scheme to a cost-based scheme, effective June 1, 2012. Under the current cost-based scheme, we record revenues from interconnection fees payable by other operators whenever one of our subscribers receives an SMS from a subscriber on another network. If one of our subscribers sends an SMS to a recipient on another network, we record revenues for the SMS charge payable by our subscriber and record expenses for interconnection charges payable to the operator of the other network. We cannot assure you that we will be able to fully recoup all interconnection charges we may be required to pay, and as a result, we could experience a decrease in our operating revenues from cellular services. In the future, the Government may announce or implement other regulatory changes, such as changes in interconnection or tariff policies, which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business, financial condition, results of operations and prospects.

We operate under an uncertain law enforcement environment, which may affect our business and competitiveness

On January 13, 2012, the former President Director of IM2, a subsidiary of the Company, was accused of corruption by the Attorney General’s Office (“AGO”). According to the AGO, a state loss amounting to IDR 1.3 trillion was caused by an agreement between IM2 and the Company, which relates to the alleged illegal use by IM2 of the Company’s 2.1 GHz frequency band. The Ministry of Communication and Information Technology (“MOCIT”) issued letter No. 65/M.KOMINFO/02/2012 on February 24, 2012 stating that there was no breach of law, crime committed, and no state loss resulting from the agreement between the Company and IM2. Moreover the MOCIT has also sent a letter to the AGO directly which states that neither the Company nor its subsidiary, IM2, has violated any regulation and the collaboration between Indosat and IM2 is lawful under the prevailing laws and regulations, and also common practices in the telecommunication industry. In addition, ITRA publicly stated that IM2 had not breached any laws or prevailing rules. However, the AGO ignored the letters from the MOCIT and, on November 30, 2012, accused the former President Director of Indosat of similar corruption charges. Furthermore, on January 3, 2013, the AGO also filed corruption charges against IM2 and Indosat as corporate suspects for the alleged illegal use of Indosat’s 2.1 GHz frequency band without proper permission from the Government. IM2, Indosat and their respective former President Directors are seeking to nullify the charges that have been filed against them by arguing that the AGO’s charges under the Corruption Law are baseless; violation (if any) of practices in the telecommunication sector should be subject to the Telecommunication Law, including the relevant sanctions thereto. IM2 and the Company are also seeking to nullify charges against their respective former President Directors by arguing that the agreement between IM2 and the Company was an agreement between two companies and was executed in accordance with all applicable laws and regulations, including the prevailing regulations in the telecommunication and the non-tax state revenue sectors. Indosat and IM2 are also stating that IM2 was lawfully using Indosat’s cellular telecommunication network, and was not unlawfully using the 2.1 GHz frequency band detached of the cellular telecommunication network, as alleged. The court proceeding against the former President Director of IM2 commenced at the Corruption Court in January 2013. As one of the efforts to contest the allegation of corruption, the former President Director of IM2, together with IM2 and the Company, has been seeking for an annulment of the determination of the state loss by the Finance and Development Supervisory Agency or BPKP before the Jakarta Administrative Court. On February 7, 2013, the Jakarta Administrative Court rendered an interim decision to stay the implementation of BPKP’s decision pending its final decision on the annulment request. As of April 24, 2013, the Corruption Court has examined 17 witnesses, including expert witnesses, 15 of whom have testified that the cooperation agreement between IM2 and the Company does not breach the prevailing laws and regulations, and there is no sharing of the 2.1GHz frequency band as alleged, with only two expert witnesses having testified that the agreement is unlawful. The Company cannot assure you that the corruption case that has been filed against the Company or IM2 or their respective former President Directors will be decided in our favor. An unfavorable court decision relating to these matters may result in fines to restore alleged state losses. Moreover, we have similar agreements with other internet service providers in Indonesia and there can be no assurance that similar cases will be filed against us in relation to those agreements. A decision adverse to us in this case or others that may be filed against us in the future could have a material adverse effect on our business, results of operations, financial condition, reputation and competitiveness.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2010, 2011 and 2012, our actual consolidated capital expenditures totaled Rp5,986.0 billion, Rp6,519.8 billion and Rp8,407.5 billion (US$869.4 million), respectively. During 2013, we intend to allocate Rp8,627.5 billion (US$892.2 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2013 for capital expenditure commitments in prior periods, will result in approximately Rp11,358.7 billion (US$1,174.6 million) total actual capital expenditures for 2013. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As we are a publicly listed company, we believe that the Negative List restrictions do not apply to us. Article 4 of the Negative List stipulates that the provisions of the Negative List do not apply to indirect or portfolio investments conducted through the domestic capital market. To date, to the best of our knowledge, no further clarification has been formally issued by the government specifically to address whether the Negative List applies to us. If the relevant regulatory authorities determine that our foreign ownership still exceeds the Negative List restriction, the regulatory authorities may prohibit us from participating in bidding for or obtaining further licenses or additional spectrum. If this occurs, our business, prospects, financial condition and results of operations would be adversely affected.

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

Security breaches on network or information technology could have an adverse effect on our business

Cyber attacks or other security breaches on network or information technology may cause network failures or service disruptions. Such failures or disruptions of support service to subscribers, even for a limited period of time, may result in significant potential revenue loss and/or loss of market share. In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber attack on us could include expenses associated with incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation.

Cyber attacks may also result in fraudulent use of our services. Unauthorized users may obtain access to critical systems, financial data, the private data of customers, and services. This risk has increased in recent years as cyber attacks and their perpetrators become more sophisticated. In addition, a high dependency on third parties for system maintenance may also lead to access to critical systems notwithstanding our supervision of the system maintenance. Such fraudulent access to critical revenue generators or billing systems may result in significant revenue losses.

Cyber attacks may exploit system vulnerability that hold sensitive information such as private subscriber data that could be disclosed or published without the prior consent of our subscribers. This occurrence could adversely impact customer and investor confidence in us, expose us to possible liability suits from subscribers, damage our reputation and could result to business loss.

The Government is the majority shareholder of our major competitors, Telkom and Telkomsel. The Government may give priority to Telkom’s or Telkomsel’s businesses over ours

As of December 31, 2012, the Government had a 14.29% equity stake in us, including the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to our Board of Directors and one Commissioner to our Board of Commissioners.

As of December 31, 2012, the Government also had a 53.90% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owned a 65.0% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat us equally with Telkom and Telkomsel when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Telkom’s or Telkomsel’s business over ours, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Our controlling shareholders’ interests may differ from those of our other shareholders

As of December 31, 2012, Ooredoo Asia Pte. Ltd. (previously known as Qatar Telecom (Qtel Asia) Pte. Ltd.) (“Ooredoo Asia”), owned approximately 65.0% of our issued and outstanding share capital. Ooredoo Asia is currently wholly owned and controlled by Qtel, which is majority-owned by the State of Qatar and its affiliated entities. Ooredoo Asia and its controlling shareholder have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our other shareholders’ best interests, including matters relating to our management and policies. Although nominees of Ooredoo Asia hold positions on our Board of Commissioners and Board of Directors, we cannot assure you that our controlling shareholder will elect directors and commissioners or influence our business in a way that benefits our other shareholders.

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

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Law No.5/1999 on Prohibition Against Monopolistic Practice and Unfair Business Competition (“Anti-monopoly Law” or “Law No. 5 / 1999”). On June 18, 2008, the KPPU determined that PT Telekomunikasi Indonesia Tbk (“Telkom”), PT Telekomunikasi Selular (“Telkomsel”), PT XL Axiata Tbk. (“XL”), PT Bakrie Telecom Tbk (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk (“Mobile-8,” and subsequent to March 2011, “Smartfren”) and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of the Anti-monopoly Law. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, PT Hutchison CP Telecommunication (“Hutchison”), Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Selular (“Natrindo”) were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. In 2011, the Supreme Court issued a ruling appointing the Central Jakarta District Court jurisdiction to examine the objections filed in the appeal of the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU. If the District Court issues a verdict against us, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

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

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Our U.S. dollars-denominated debt obligations higher than those which are denominated in Indonesian rupiah. Furthermore, majority of our capital expenditures are denominated in U.S. dollars and we may also incur additional long-term indebtedness in currencies other than the Indonesian rupiah, including the U.S. dollar, to finance further capital expenditures. While a portion of our operating revenues are also U.S. dollar-denominated or U.S. dollar-linked, a substantial portion of our revenues are denominated in Indonesian rupiah.

We hedge a portion of our foreign currency exposure principally because our annual U.S. dollar-denominated operating revenues are less than the sum of our U.S. dollar-denominated operating obligations, such as our U.S. dollar-denominated expenses and our U.S. dollar-denominated principal and interest payments. In 2005, in an effort to manage our foreign currency exposure and lower our overall funding costs, we entered into several foreign currency swap contracts with three separate international financial institutions. From 2006 to 2009, we also entered into several foreign currency swap contracts with six international financial institutions in an effort to reduce our foreign currency risk exposure. For these contracts, we pay either an upfront or fixed rate premium. In 2011, we entered into a number of foreign currency forward contracts with nine financial institutions to reduce our foreign currency exchange risk exposure. In 2012, we entered into a number of foreign currency forward and option contracts with eight financial institutions to reduce our foreign currency exchange risk exposure. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk. See “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

We have identified material weaknesses in our internal controls over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future.

As discussed in “Item 15—Controls and Procedures,” we identified a material weakness in our internal controls over financial reporting relating to the determination of the accounting treatment for lease arrangements.

This resulted in misstatements which have been corrected through the restatement of our 2010 and 2011 financial statements as covered by this annual report. Our management likewise concluded that our disclosure controls and procedures were not effective as of December 31, 2012. In addition, Purwantono, Suherman &

Surja, a member firm of Ernst & Young Global Limited, the independent registered public accounting firm, also has opined that we have not maintained effective internal control over financial reporting as of December 31, 2012, because of the same material weakness.

In response to our study and analysis, management plans to dedicate resources and take steps to remediate control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the material weakness and the need to restate our consolidated financial statements.

We cannot assure you that these steps will be successful in preventing material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. In addition, any such failure could adversely affect our ability to report financial results on a timely and accurate basis, which could have other material effects on our business, reputation, results of operations, financial condition or liquidity. Material weaknesses in internal controls over financial reporting or disclosure controls and procedures could also cause investors to lose confidence in our reported financial information, which could have an adverse effect on the trading price of our securities.

Risks Relating to our Cellular Services Business

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business competes primarily against Telkomsel and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, PT Axis Telekom Indonesia and PT Smartfren Telecom Tbk. In addition to current cellular service providers, the MOCIT may license additional cellular service providers in the future, and such new entrants may compete with us. Moreover, licenses for additional bandwidth may be granted to any existing cellular service providers. For example, in March 2013, the MOCIT announced that Telkomsel and XL were winners of the tender process for an additional 5 Mhz bandwidth at 2.1 GHz radio frequency for the provision of 3G cellular services using IMT-2000 technology, resulting in each of Telkomsel and XL being licensed for an aggregate of 15 Mhz bandwidth at 2.1 Ghz radio frequency. We also participated in the tender process, but were not awarded additional frequency. We are currently licensed to use 10 Mhz bandwidth at 2.1 Ghz radio frequency. We cannot predict with accuracy the effect on our business of the frequency spectrum allocation to our competitors.

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

In addition to traditional competition from other carrier operators, the widespread use of over-the top (“OTT”) service providers, such as Skype, Viber and WhatsApp could also affect our competitive position, cellular services business and results of operations. As basic services such as voice and messaging are being replaced by the widespred use of OTT, we face risks relating to a phenomenon in which, with unlimited data plans, users are able to download unlimited amounts of data resulting in a low rate of data monetization. Carrier operators are beginning to implement strategies to combat any loss in revenue, such as by replacing unlimited data plans with quota-based pricing or tiered-based content pricing, with special packages to access specific content.

We expect competition in the cellular services business to further intensify. New and existing cellular service providers may offer more attractive product and service packages or new technologies, such as mobile money services, or the convergence of various telecommunication services, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base. While we expect mobile money to become an important factor in the growth of cellular services by creating new revenue streams to leverage or maintain ARPU and reduce churn rates, we cannot assure you that our assessments will turn out to be accurate. To provide attractive mobile money services, we will need to collaborate with financial institutions to provide cash-in and cash-out points, as well as with other industry players for merchant sharing and infrastructure sharing, among others. There is no assurance that we will be able to successfully execute strategies to take advantage of opportunities presented by new technologies or that we will be able to provide equally or more attractive service packages as compared to existing or new competitors.

Since the market is already highly saturated in most areas of existing coverage, cellular service operators are focusing on expanding coverage into rural areas. Although we plan to expand our coverage into rural areas, there can be no assurance that we will be able to set up the infrastructure support needed for such a coverage expansion.

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

Moreover, the recent increase of smartphone applications that rely on data services has resulted in the huge amount of data traffic and cellular network congestion. In order to combat network congestion and improve network quality, we may be required to combine cellular and fixed networks and deploy Wi-Fi hotspots and 3G900. Indosat through IM2 has been actively deploying Wi-fi hotspot technology under the SuperWifi project. We have also been granted the license to use 900 MHz for 3G services, which we expect will improve and expand our 3G coverage to 3G900. We cannot assure you that these efforts will be sufficient to maintain and improve service quality. To ensure the smooth operation of our upgraded 3G900 network and Wi-Fi access points, we will need to upgrade our backhaul capacity, especially to fiber. “Long Term Evolution” is believed to be a newer technology that can be used to improve network quality, but we are limited by spectrum availability to deploy such services, as well as the higher capital expenditures required to deploy such infrastructure. To support such additional demands on our network, we may be required to make significant capital expenditures to improve our network coverage. Such additional capital expenditures, together with the possible degradation of our cellular services, could adversely affect our competitive position, business, financial condition, results of operations and prospects.

Our ARPU from voice services has been decreasing and there is no assurance that we will be successful in extending or launching existing or new products and services, including data services, to offset such decrease

Our ARPU from voice services has been decreasing mainly due to a competitive market for voice services as well as technological changes, especially new technologies in network, devices and applications that has been causing a shift in the demand for basic services (voice services and SMS) in the telecommunications industry. Although demand for data services has been increasing, margins from data services has been lower compared to margins from the provision of basic services due to a competitive market for data services. As part of our strategy, we intend to introduce and continue to develop data products and services for a deeper and wider market segment and to invest heavily on data services because we believe that data services will be a source of future revenue growth. However, there is no assurance that we will be successful in capturing the growth in data services and maintaining our revenue and profit margins.

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

The disruption to our premium SMS services due to the ITRA’s action has resulted in a substantial reduction of our revenues from these services. Similar action by the ITRA or the MOCIT in the future may likewise reduce or restrict the growth of our revenues from these services or other related or new products. The ITRA or the MOCIT may also take more aggressive action that may lead to disruptions in the delivery of our products or fines or other administrative sanctions. Any of these factors may materially and adversely affect our results of operations and financial condition. ITRA currently still prohibits SMS broadcast promotions for premium SMS services, which is one of the most effective promotions used by content providers to promote their premium SMS services. The continued prohibition of SMS broadcast promotions could adversely affect the revenues from our cellular services business and our business prospects, financial condition and results of operations.

Despite expending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

We have expended significant financial resources to develop and expand our cellular network and add to our cellular subscriber base. However, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. Moreover, a continued decline in effective tariffs for voice usage resulting from “free-talk” campaigns and recent tariff discount promotions, increasing SMS usage, the Government mandated deregistration of users from premium SMS services in 2011, and greater cellular penetration in the lower-income segment of the market has led to a decrease in ARPU in 2011. Our cellular subscribers (including wireless broadband subscribers) increased from approximately 44.3 million as of December 31, 2010 to approximately 51.7 million as of December 31, 2011, to approximately 58.5 million as of December 31, 2012. For the years ended December 31, 2010, 2011 and 2012, our ARPU was Rp34,712, Rp28,381 and Rp27,384 respectively. While we intend to continue to expend significant financial resources to expand our cellular subscriber base and expand our cellular network to support the requirements of such as expanded cellular subscriber base, we cannot assure you that such expenditures will be accompanied by a corresponding increase in our ARPU or operating revenues. Accordingly, our subscriber acquisition costs and the capital expenditures required to expand our network capacity could increase without a corresponding increase in our revenue or profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

We experience a high churn rate

We experience a high churn rate, as is common for Indonesian telecommunication operators providing prepaid cellular services. We believe that our high churn rate is due to the fact that many of our prepaid subscribers own multiple SIM cards from various cellular providers, allowing them to choose the cheapest package available. Our high churn rates may result in loss of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects. At the beginning of the second quarter of 2012, we launched a sales program which changed the incentive scheme extended to our dealers as a means of attracting new subscribers. We believe that this program contributed to the decrease in our churn rate to 14.2% in 2012, compared to 14.3% in 2011, but we cannot assure you that our churn rate will not increase in future years as a result of aggressive promotional programs launched by other operators.

We depend on the availability of telecommunications towers

We are highly dependent on our and others’ telecommunications tower infrastructure to provide GSM, fixed wireless access and 3G network and mobile cellular telecommunications services, as we typically install transmitter and transceiver and receiver antennas and other BTS supporting facilities on such towers. The availability and installation of such telecommunication towers require licenses from the relevant central and regional authorities. A number of regional authorities have implemented regulations which limit the number and location of telecommunication towers and established requirements for operators to share in the utilization of telecommunications towers. In addition, on March 17, 2008, the MOCIT issued a regulation on the sharing of telecommunications towers. See “Item 4: Information on the Company—The Telecommunications Law—Tower Sharing Obligation.” Under the regulation, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and location at which telecommunications towers can be constructed. Moreover, a joint regulation promulgated on March 30, 2009 by the Minister of Home Affairs, the Minister of Public Works, the MOCIT and the Head of the Indonesia Investment Coordinating Board requires a tower construction permit for every tower built and used for telecommunications services, which would demonstrate compliance with certain technical specifications. If a tower owner fails to obtain such a permit, the appropriate regional authorities will be entitled to impose penalties on the tower owner. Moreover, a telecommunications provider which owns telecommunication towers or tower owner is obligated to allow other telecommunication operators to utilize its telecommunication towers (other than the towers used for its main network), without any discrimination.

Such regulatory requirements may require us to adjust our telecommunications tower construction and leasing plans, relocate our existing telecommunications towers, allow other operators access to our telecommunications towers and perform other measures which may result in the increase of telecommunications tower construction costs, delays in the construction process and potential service disruption for our subscribers. If we cannot fulfill the regulatory requirements for telecommunications towers or meet our own network capacity needs for telecommunications towers, we may face difficulties in developing and providing cellular GSM, fixed wireless access and 3G telecommunications services. Our dependency on our own or others’ telecommunications tower infrastructure, combined with the burden of installing our telecommunications towers in certain instances, may also adversely affect our competitive advantage relative to other operators. Any of these events could result in a material adverse effect on our network capacity, the performance and quality of our networks and services, our reputation, business, results of operations and prospects.

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

A significant increase in frequency fees could adversely affect our business, financial condition and results of operations

Starting on December 15, 2010, the government changed the basis of computing frequency fees to a new formula based on the bandwidth of allocated spectrum occupied by operators. Previously, we were required to pay frequency fees for 800 MHz, 900 MHz and 1800 MHz bands based on the number of radio stations. In 2010, 2011 and 2012, we paid frequency fees amounting to Rp1.6 trillion, Rp1.8 trillion and Rp2.1 trillion (US$217.2 million), respectively. As one of the largest holders of spectrum in Indonesia, we expect to continue to pay a large amount of frequency fees going forward. Future increases in frequency fees are expected to mainly be based on increases in the consumer price index and the population of Indonesia. As a result, changes in macroeconomic conditions in Indonesia could result in increases in frequency fees which, if significant, could adversely affect our business, financial condition and results of operations.

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

Our satellite business also faces increasing competition as new and more powerful satellites are launched by our competitors and as companies acquire exclusive licenses to provide broadcast services in Indonesia. Our Palapa-C2 and Palapa-D satellite transponder capacity agreements generally involve terms of between one and five years, and we estimate the remaining useful life of such satellites to be approximately one and seven years, respectively. As additional satellites become operational and our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

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

We maintain in-orbit insurance on our Palapa-C2 and Palapa-D satellites on terms and conditions consistent with industry practice. As of December 31, 2012, we had an insurance policy with a total coverage limit of US$117.7 million for total loss of our Palapa D satellites. If damage or failure renders our satellites unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could increase operating expenses associated with our provision of other telecommunications services and could adversely affect our business, financial condition and results of operations.

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

Item 4: INFORMATION ON THE COMPANY

History and Development of the Company

PT Indosat Tbk was established in Indonesia on November 10, 1967 as a foreign investment company to provide international telecommunications services in Indonesia and began commercial operations in September 1969 to build, transfer and operate an International Telecommunications Satellite Organization (“Intelsat”) earth station in Indonesia to access Intelsat’s Indian Ocean Region satellites for a period of 20 years.

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

As of December 31, 2012, the Government owned 14.29% of our outstanding shares, including 1 Series A share, Ooredoo Asia owned approximately 65.00% of our outstanding Series B shares and SKAGEN AS owned approximately 5.51% of our outstanding Series B shares. Ooredoo Asia (previously known as Qatar Telecom (Qtel Asia) Pte. Ltd.) is owned by Qtel. The remaining 15.20% of our outstanding Series B shares was owned by public shareholders as of December 31, 2012. See “Item 6: Directors, Senior Management and Employees—Share Ownership.”

For a description of our principal capital expenditures since January 1, 2010 and principal capital expenditures currently in progress, including the amount invested and method of financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

Business Overview

We are a fully integrated Indonesian telecommunications network and service provider and we offer a full complement of national and international telecommunications services in Indonesia. We are the second-largest cellular operator as measured by number of cellular subscribers, and a leading provider of international long-distance services in Indonesia. We also provide MIDI services for domestic and regional corporate and wholesale customers as well as domestic retail customers. For the years ended December 31, 2010, 2011 and 2012, our operating revenues totaled Rp19,752.1 billion, Rp20,531.6 billion and Rp22,420.6 billion (US$2,318.5 million), respectively.

Our principal products and services include:

•

Cellular services. We provide GSM 900 and 1800 and 3G cellular services to approximately 58.5 million cellular subscribers (including wireless broadband subscribers) throughout Indonesia, as of December 31, 2012. We also commenced providing wireless broadband services using our 3G platform in 2006 and, as of December 31, 2012, had approximately 500,000 subscribers.

•

MIDI services. We provide broadband and narrowband MIDI services consisting of Internet services and data communication services, such as International and Domestic Leased Circuit, and MPLS-based services. We also offer satellite-based services such as transponder leasing and VSAT services and IT services, such as Disaster Recovery Center, Data Center services, and Indosat Cloud Services (Iaas). We provide these services directly and through our subsidiaries, Lintasarta and IM2. We offer this suite of products and services primarily to our valued corporate and wholesale customers in an attempt to be their information and telecommunication solution provider.

•

Fixed telecommunications (voice) services. We are one of the leading providers of international long-distance services in Indonesia, as measured by aggregate incoming and outgoing call minutes for 2012. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we also provide fixed wireless access services using CDMA 2000 1x technology. We have also provided DLD services since 2003 and local fixed telephony services since 2002.

Our business does not experience significant seasonality. Our principal shareholders are Ooredoo Asia, with an ownership interest of approximately 65.00% of our common stock, the Government, through the Ministry of State-Owned Enterprises, with an ownership interest of 14.29% of our common stock, including the one Series A share and SKAGEN AS, with an ownership of interest of approximately 5.51% of our common stock, in each case as of December 31, 2012. Ooredoo Asia is wholly owned by Qtel.

As a fully integrated Indonesian telecommunications network and service provider, we offer our customers a full complement of national and international telecommunications services in Indonesia, including cellular services and international long-distance services. As of December 31, 2012, our postpaid cellular subscribers could roam internationally in 185 countries. In addition, for our international long-distance services, we maintain direct connections with 64 foreign telecommunications operators in 40 countries.

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

	As of and for the years ended December 31,
	2010	2011	2012
	(unaudited)
Operating Data:
Cellular:
Number of cellular subscribers (excluding wireless broadband):
Prepaid (in millions)	43.2	50.6	57.4
Postpaid (Matrix) (in millions)	0.6	0.7	0.6
Total cellular subscribers (in millions)	43.8	51.2	58.0
Number of wireless broadband subscribers:(1)
Prepaid (in thousands)	448.1	466.7	451.0
Postpaid (in thousands)	88.6	65.4	49.2
Total wireless broadband subscribers (in thousands)	536.7	532.1	500.2
Total cellular subscribers (in millions):	44.3	51.7	58.5
ARPU (Rp)(2)	34,712	28,381	27,384
Minutes of Usage(3)	113	95	104
ARPM (Rp)(4)	163	157	127
Number of base transceiver stations	18,108	19,253	21,930
Number of base station controllers	330	353	351
Number of mobile switching centers	87	75	67
MIDI:
International High Speed Leased Circuit (’000s)	218	366	480
Domestic High Speed Leased Circuit (’000s)	251	296	527
Fixed telecommunications:
Incoming traffic (in millions of minutes)	1,559	1,679	1,824.9
Outgoing traffic (in millions of minutes)	502	463	408.5
Incoming/outgoing call ratio	3.1	3.6	4.5

(1)	The number of wireless broadband subscribers only includes those who exclusively subscribe to our wireless broadband services, and does not include those who use our “broadband on demand” services.
(2)

The average monthly revenue (in Indonesian rupiah) per cellular subscriber, or ARPU, is computed by dividing monthly recurring prepaid and postpaid cellular services revenues (usage charges, value-added services, interconnection revenues and monthly subscription charges), excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under Indonesia Financial Accounting Standard (“IFAS”), for the relevant period by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two.

(3)

The Minutes of Usage per cellular subscriber is computed by dividing the total minutes of outgoing and outgoing call usage of prepaid and postpaid cellular subscribers for each month by the average number of active prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two.

(4)

ARPM (in Indonesian rupiah) is computed by dividing revenues from monthly recurring prepaid and postpaid cellular services, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under IFAS, for the relevant period, by the total minutes (billed and unbilled) of outgoing call usage of prepaid and postpaid cellular subscribers for such period.

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the years ended December 31,
	2010		2011		2012
	Rp	%	Rp	%	Rp	%
	(Restated)		(Restated)
	(Rp in billions, except percentages)
Cellular services	15,882.1	80.4	16,587.4	80.8	18,489.3	82.5
MIDI services	2,591.8	13.1	2,694.2	13.1	2,909.8	13.0
Fixed telecommunications	1,278.2	6.5	1,250.0	6.1	1,021.5	4.5

Total operating revenues	19,752.1	100.0	20,531.6	100.0	22,420.6	100.0

Cellular Services

Cellular services contributed revenues of Rp18,489.3 billion (US$1,912.0 million) for the year ended December 31, 2012, representing 82.5% of our total consolidated operating revenues in 2012. We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 58.5 million subscribers (including wireless broadband subscribers) as of December 31, 2012. For 2012, we had an estimated subscriber market share of 25.1% of the total GSM market share held by the three major GSM operators, which figure is based on our estimates based on available market data. Our cellular network currently provides network coverage in all major cities and population centers across Indonesia. We provide our cellular services using GSM 900 and GSM 1800 technology and, for our 3G platform, IMT-2000 technology. We are also one of the leading providers of prepaid and postpaid wireless broadband services in Indonesia. As of December 31, 2012, we had approximately 500,000 prepaid and postpaid wireless broadband subscribers.

Services

Our principal cellular services are the provision of voice and data services, which we sell through postpaid and prepaid plans. Our prepaid and postpaid subscribers are able to make and receive “on-net” voice calls to and from other Indosat subscribers (including our Matrix, Mentari and IM3 subscribers) on our telecommunication network, as well as “off-net” voice calls to and from subscribers of other telecommunication operators on their fixed and cellular telecommunication networks.

We offer prepaid cellular service plans under the “IM3,” and “Mentari,” brand names (we no longer communicate and campaign for prepaid cellular services plan under the “Indosat Mobile” brand). We have differentiated our two prepaid brands based on market segments. Such differentiation allows us to target the usage and spending patterns of different consumer segments through our promotional plans. Our IM3 brand is marketed toward the younger generation, with very attractive voice, SMS and data packages and toward mid-low subscribers. Our Mentari brand is marketed towards a more mature market, professional and corporate users, especially the smart phone users, offering integrated packages comprising voice, SMS, and data services and providing subscribers with packages suitable for their smart phones. We continue to develop our IM3 and Mentari brands, offer promotions and engage in advertising tailored for those specific market segments. We offer postpaid plans, designed for high-end professional and corporate users, under the “Matrix” brand name (we no longer communicate and campaign for postpaid cellular services plan under the “Indosat Mobile” brand). Matrix is a service package with a postpaid payment plan that provides the ability to register with numerous other supplementary plans, value-added services and corporate-based services. We offer various Matrix packages with different features and benefits to suit the needs of our subscribers, competitively priced integrated packages, consisting of voice, SMS, and data services.

Prepaid and postpaid subscribers have access to local, DLD and international direct long-distance dialing. In addition, we offer a variety of value-added services, functions and features to our subscribers. Such services, functions and features, which, in certain cases, are free of charge, can be purchased individually or bundled according to the package selected, include:

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

We provide our SMS service to prepaid and postpaid cellular subscribers. Usage levels have increased from an average of approximately 467.7 million text messages (excluding value-added service SMSs, such as SMSs related to promotions by content providers and advertisers) per day in 2010 to a daily average of approximately 732.7 million text messages (excluding value-added service SMSs) in 2012. In 2010, 2011 and 2012, SMS usage fees represented a substantial portion of our operating revenues. For 2012, this was primarily due to the change in tariffs for SMS from a “sender-keeps all scheme” to a cost-based scheme effective June 1, 2012. See “Item 5: Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations and Financial Condition—Tariff and Pricing Levels. However, we have recently seen an increase in revenues from mobile data services. We expect a continuing increase in revenues from mobile data services, including GPRS, 3G, BlackBerry™ and other mobile data services in the future.

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

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages and use data services (on GPRS or 3G) when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2012, our postpaid cellular subscribers could roam internationally on 473 networks, owned by 360 operators in 185 countries, and our prepaid cellular subscribers could roam internationally on 80 networks, owned by 77 operators in 54 countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS, which was formed to increase each member’s competitive value in providing international telecommunication services in its respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and wideband code division multiple access (“W-CDMA”), the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 320 million customers in ten countries, including Indonesia. Our postpaid and prepaid subscribers can enjoy a single tariff scheme for voice and SMS, and flat unlimited schemes for data/internet/BlackBerry™ usage.

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

We provide GPRS service with EDGE technology in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua. We were the first telecommunications provider to launch the BlackBerry™ service in Indonesia. In cooperation with Research-In-Motion (“RIM”), we introduced BlackBerry™ Enterprise Service to our Postpaid/Matrix corporate customers in December 2004 and BlackBerry™ services for personal Postpaid/Matrix users in March 2005. In June 2008, to differentiate ourselves from other BlackBerry™ service operators, we launched I-GPS and I-Stock applications which allow our BlackBerry™ customers to access a navigation system and real-time stock prices. In January 2009, we launched a BlackBerry™ service subscription via our prepaid brands, Mentari and IM3. In October 2011, we increased the link capacity to RIM to 2 x 3 GBPs, providing our BlackBerry™ subscribers with faster access. This increase means that we have the largest link capacity to RIM in Indonesia. In November 2011, we launched BlackBerry App World Billing Carrier, the first Blackberry App World Billing Carrier in Asia. In December 2012, we launched Starter Pack Blackberry, a card suitable for a Blackberry device. We have approximately 2.1 million BlackBerry™ subscribers as of December 31, 2012. Indonesia is one of the largest growth markets in Southeast Asia for BlackBerry™ devices.

On February 8, 2006, the Government conducted an open bidding process for 3G spectrum licenses and, following satisfactory completion of the bidding process, we were awarded one 3G spectrum license for 5 MHz of paired spectrum. In the same bidding, Telkomsel and XL were also awarded 3G spectrum licenses. In 2007, we began offering an enhanced 3G (“3.5G”) broadband service using HSDPA technology, a mobile wireless telecommunication service with enhanced 3G technology. In August 2009, we were granted additional spectrum under our existing license, which will allow us to double our network capacity to serve our broadband subscribers. In 2009, we started to deploy the new 3.5G network using HSPA+ technology, with downlink speeds of up to 42Mbps and uplink speeds up of to 5.6Mbps, and we began offering such services in 2010. In October 2012, we launched 3G900 Telecommunication Network in Padang and Bukit Tinggi, West Sumatra. We are the first operator in Indonesia to implement this technology and to launch it commercially to the public.

In May 2012, we launched Indosat Internet Broom 25, a card with flexible package options for Internet users. In October 2012, we launched Indosat Super 3G+, the Internet package with a quota up to 7.5 GB and speed of up to 7.2 Mbps for customers. We also launched Indosat Supergadget, a card suitable for any type of gadget.

To strengthen our position as one of the leading telecommunications operators in Indonesia, in September 2012, we launched Indosat Superwifi, the latest wifi technology that allows Indosat subscribers to access the internet on handsets or tablets via Indosat wifi hotspot networks using Indosat SIM Cards. These services are provided to customers who want convenient and faster internet access. We no longer communicate and campaign for data services plan under the “Indosat Internet” brand.

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

Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2010, we had 0.6 million postpaid (Matrix) and 43.2 million prepaid cellular subscribers. As of December 31, 2011, we had 0.7 million postpaid (Matrix) and 50.6 million prepaid cellular subscribers. As of December 31, 2012, we had 0.6 million postpaid (Matrix) and 57.4 million prepaid cellular subscribers. We conduct nationwide marketing and promotional activities, as well as regional or local campaigns, in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. We believe Indonesian cellular subscribers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans. Accordingly, we have focused on this particular subscriber base in our marketing efforts.

The following table presents certain information regarding our cellular subscriber base, ARPU, Minutes of Usage and ARPM as of the dates indicated:

	As of or for the years ended December 31,
	2010	2011	2012
Number of cellular subscribers (excluding wireless broadband)(1) :
Prepaid (in millions)	43.2	50.6	57.4
Postpaid (Matrix) (in millions)	0.6	0.7	0.6
Total cellular subscribers (in millions)	43.8	51.2	58.0
Number of wireless broadband subscribers(2) :
Prepaid (in thousands)	448.1	466.7	451.0
Postpaid (in thousands)	88.6	65.4	49.2
Total wireless broadband subscribers (in thousands)	536.7	532.1	500.2
Total cellular subscribers (in millions):	44.3	51.7	58.5
ARPU (Rp)(3)	34,712	28,381	27,384
Minutes of Usage(4)	113	95	104
ARPM (Rp)(5)	163	157	127

(1)	Cellular subscribers means total registered and active cellular subscribers, excluding wireless broadband, at the end of the relevant period.
(2)	The number of wireless broadband subscribers only includes those who exclusively subscribe to our wireless broadband services, and does not include those who use our “broadband on demand” services.
(3)

The average monthly revenue (in Indonesian rupiah) per cellular subscriber, or ARPU, is computed by dividing monthly recurring prepaid and postpaid cellular services revenues (usage charges, value-added services, interconnection revenues and monthly subscription charges), excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under IFAS, for the relevant period by the average number of prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two.

(4)

The Minutes of Usage per cellular subscriber is computed by dividing the total minutes of outgoing and outgoing call usage of prepaid and postpaid cellular subscribers for each month by the average number of active prepaid and postpaid cellular subscribers. The average number of prepaid and postpaid cellular subscribers is the sum of the total number of active cellular subscribers at the beginning and end of each month divided by two.

(5)

ARPM (in Indonesian rupiah) is computed by dividing revenues from monthly recurring prepaid and postpaid cellular services, excluding non-recurring revenues such as activation fees and special auctions of telephone numbers recorded under IFAS, for the relevant period, by the total minutes (billed and unbilled) of outgoing call usage of prepaid and postpaid cellular subscribers for such period.

As of December 31, 2012, we had approximately 58.5 million subscribers, including approximately 500,000 subscribers to our wireless broadband services.

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

To supplement our direct marketing channels, we maintain a network of approximately 540 independent dealers, to whom we offer various incentives for the promotion and sale of our services. These independent regional and multi-regional dealers have their own distribution networks throughout Indonesia and promote our cellular services, primarily to individuals. These dealers include major distributors of mobile handsets and typically have their own retail networks, direct sales forces and sub-dealers in Indonesia. These outlets serve as additional branch outlets for us and offer a broad range of services, including product and service information, customer service and bill payment processing. Existing and new cellular subscribers can activate and register and pay for all of our prepaid cellular services at these outlets. We continue to maintain our relationships with our dealers in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced dealer loyalty.

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

The Indonesian cellular telecommunications market uses a “calling party pays” system, which requires the originators of telephone calls to pay for calls. If one of our subscribers makes a call to another network, we incur interconnection charges. Previously, the tariff for SMS (including value-added SMS) was based on a “sender-keeps-all” scheme, under which we earned revenues whenever one of our cellular subscribers sends an SMS, but not when a customer of another telecommunications operator sent an SMS to one of our cellular subscribers. On December 12, 2011, the Government, through the ITRA, issued letter No.262/BRTI/XII/2011, under which tariffs for SMS changed from a “sender-keeps all” scheme to a cost-based scheme, effective June 1, 2012. Under the current cost-based scheme, we record revenues from interconnection fees payable by other operators whenever one of our cellular subscribers receives an SMS from a subscriber on another network. If one of our subscribers sends an SMS to a recipient on another network (an “off-network SMS”), we record revenues for the SMS charge payable by our subscriber and we record expenses from interconnection charges payable to the operator of the other network. For our GPRS service, we charge cellular subscribers Rp1 per kilobyte of data downloaded for the first 300k and Rp0.5/kB up to Rp2/kB (excluding tax) thereafter, depending on the time of download (i.e. off peak versus peak times). We receive roaming settlements from foreign telecommunications operators when their cellular subscribers roam on our network. For our wireless broadband services, we offer various pricing packages depending on the payment method (i.e. prepaid or postpaid), transmission speed and monthly quotas.

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

Interconnection

Prior to 2007, the charges for postpaid subscription services consist of monthly subscription and interconnection-based usage charges. Charges for prepaid subscription services likewise include interconnection-based usage charges. The interconnection-based usage charges for both prepaid and postpaid cellular services are calculated by considering three interconnection costs: originating, transit and terminating costs.

Since January 2007, the MOCIT has set a tariff formula for interconnection services. The MOCIT sets this tariff formula on a “cost” basis and publishes the industry reference interconnection tariffs. Interconnection agreements are based on RIOs and for dominant players, their RIOs must be submitted and approved by ITRA. The MOCIT approved the RIOs we submitted in 2007 and 2008, which have not been adjusted for 2009 and 2010. In 2012, we were not considered a dominant service provider in 2012 and as such our RIOs were not subject to approval from the ITRA.

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

Activation, Billing and Collection

Prepaid cellular subscribers can purchase starter packs from our sales and distribution points or through our various independent dealers or outlets. To activate service, a new prepaid cellular subscriber must register with us by following the instructions using the interactive menu. Potential postpaid subscribers can apply for our cellular services at our sales and distribution points or through our independent dealers. Many of our independent dealers, however, can only receive new applications for postpaid cellular services, which are then forwarded to us for processing. A potential subscriber for our postpaid service is required to provide proof that such subscriber meets our minimum credit requirements. If a potential subscriber does not meet our postpaid requirements, our sales representative recommends our prepaid services. Once approved, postpaid service SIM cards are activated within 24 hours.

We bill our postpaid subscribers on a monthly basis through our centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber’s account as originating, transit and terminating charges are assessed. Our postpaid subscribers have a variety of payment options in paying their monthly bills. Payments may be made by cash and major credit cards through Indosat galleries, bank tellers or post office branches. In addition, subscribers can also make payment via automatic debit through banks or participating credit card companies, bank transfers, automated teller machines, Electronic Data Capture, mobile banking, Internet banking, and phone banking. Payments are due 20 days after the account statement date. Twenty-seven days after the statement date, we remind subscribers who have not paid their outstanding balance and block their ability to make outgoing calls. We block a subscriber’s ability to make or receive calls 40 days after the statement date if he or she still has not paid his or her balance. We suspend the service for accounts that are more than 50 days past due and remove such subscriber’s data from our network and permanently disconnect the number and SIM card after 120 days from the statement date.

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

Competition

The cellular services business in Indonesia has become more competitive during recent years due to high cellular penetration rates, mainly in urban areas. Competition in the cellular communications industry is based principally on network coverage, technical quality, price plan, the attractiveness of mobile data services and special features, and quality and responsiveness of customer service. Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), us and XL (which is indirectly majority-owned by Axiata Group Bhd. of Malaysia), accounted for almost 75% of the 2012 wireless subscriber base in Indonesia.

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

We believe competition for 3G services will be intense as telecommunications operators continue to deploy their networks in major population centers. Currently, there are five telecommunications operators holding 3G licenses: Telkomsel, Hutchison, Natrindo, XL and us. We commenced providing wireless broadband services using our 3.SG platform in 2009 and, as of December 31, 2012, we offered 3.SG services in 204 cities nationwide.

Our main competitors for mobile broadband services are Telkomsel, and XL with its 3G Hotrod campaign. Other operators, such as Smartfren also provide mobile broadband service using EVDO-CDMA technology.

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

MIDI Services

The products and services that we offer in this business segment include high-speed point-to-point international and domestic leased line with broadband and narrowband capacity, MPLS-based services, satellite transponder leasing, Internet services and IT services such as disaster recovery and data center services. Recently, we launched Indosat Cloud Infrastructure as a service (IaaS). Indosat Cloud IaaS is provided via the internet or private network in a scalable, package model built using industry leading hardware and software. Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The growing emphasis on reliable data transmission and interconnectivity by our corporate customers, especially those with multiple branches or locations, presents an excellent opportunity for us. MIDI services represented Rp2,909.8 billion (US$300.9 million), or 13.0% of our total consolidated operating revenues for the year ended December 31, 2012.

	For the years ended December 31,
	2010	2011	2012
MIDI:
International High Speed Leased Circuit (’000s)	218	366	480
Domestic High Speed Leased Circuit (’000s)	251	296	527

Services

World Link, Direct Link and Domestic Link. World Link is an IPLC that provides international connection of high-speed digital data circuits on a point-to-point basis via submarine and terrestrial cables and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Direct Link is a leased line service through satellite / VSAT connections which provides high-speed digital data circuits on point-to-multipoint basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband. Domestic Link is a domestic private leased circuits service that provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. Direct Link is used for international connections and other leased line users located in areas that are not covered by terrestrial domestic networks. Our broadband Domestic Link customers in the domestic market include telecommunications providers that need dedicated domestic broadband data links, and our narrowband Domestic Link customers mostly are corporate users who use the service for their own internal use. We recorded operating revenues of Rp314.9 billion (US$32.6 million), from World Link and Domestic Link operations, representing 10.8% of our consolidated MIDI services operating revenues for the year ended December 31, 2012.

IP VPN. We provide both international and domestic IP VPN services through Indosat, Lintasarta, and IM2, which provide customers with multi-point connectivity for data communication through our robust IP network cloud. These services support flexibility, scalability, and accommodate complex distributed computing applications, while maintaining the quality of service, security, and reliability close to that of private leased circuit. As of December 31, 2012, Indosat’s, Lintasarta’s, and IM2 domestic IP VPN services were available in approximately 100 cities in Indonesia, and Indosat’s international IP VPN services have a strong presence in South East Asia, with coverage extensions to North Asia, Europe, Japan, and the United States, in cooperation with several global service providers such as AT&T, C&W, BT, and NTT. We recorded operating revenue of

Rp711.4 billion (US$73.6 million) from IP VPN operations, representing 24.4% of our consolidated MIDI services operating revenues for the year ended December 31, 2012.

MPLS and Metro Ethernet. MPLS and Metro Ethernet are domestic and international leased line services provided through our robust Internet Protocol network cloud. MPLS is a technology platform that has an ability to provide various classes of services on an Internet Protocol network, resulting in a flexible, scalable, reliable and secure data communication link, both for point-to-point or multipoint domestic inter-city and international connections. Our MPLS-based services consist of Premium Ethernet Point to Point, Premium Ethernet Multi Point, and IP VPN, and offer line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Metro Ethernet provides high-speed domestic inner-city bandwidth connections with line port speeds of 10 Mbps, 100 Mbps and 1 Gbps and an Ethernet base with an incremental guaranteed bandwidth of 1 Mbps. We recorded operating revenue of Rp304.9 billion (US$31.5 million) from MPLS and Metro Ethernet services, representing 10.5% of our consolidated MIDI services operating revenue for the year ended December 31, 2012.

Frame Relay and ATM. We provide both international and domestic Frame Relay and ATM services, a high-speed leased packet switch technology, primarily through Indosat and Lintasarta, supplying customers with multilateral connectivity, reliable LAN interconnections and the power to support complex distributed computing applications. We recorded operating revenue of Rp135.8 billion (US$14.0 million) from Frame Relay and ATM services, representing 4.7% of our consolidated MIDI services operating revenue for the year ended December 31, 2012.

We offer our various data connectivity services—World Link, Direct Link, Domestic Link, IP VPN, MPLS and Metro Ethernet to our various corporate customers, including multinational corporations, that are tailored to fit their specific information and telecommunications requirements, pricing parameters, speed requirements and security concerns.

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

We also provide a variety of other satellite derivative services, including occasional use for TV services (including Indosat TV link, “Satellite News Gathering” and transportable uplink station services), private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services. Pressure on pricing is expected to ease as a consequence of improved demand. Satellite services represented Rp213.0 billion (US$22.0 million) or 7.3% of our MIDI services operating revenues for the year ended December 31, 2012.

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

Lintasarta offers its Internet subscribers Internet Dedicated (Lintasarta Dedicated Internet) and Internet Broadband (Lintasarta Broadband Service) service for corporate subscribers. We derived Rp422.1 billion (US$43.7 million) or 14.5% of our consolidated MIDI services operating revenues from Internet services for the year ended December 31, 2012.

Internet services represented Rp422.1 billion (US$43.7 million) or 14.5% of our MIDI services operating revenues for the year ended December 31, 2012.

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

Disaster Recovery Center (DRC) and Data Center. We provide DRC and Data Center services through Indosat and Lintasarta. We offer co-location, rack, cage, power, and other supporting facilities as value added services to corporate customers. We also provide backbone or domestic leased line services from our DRC or Data Center locations to customer headquarters, as part of our total telecommunications solutions. We received ISO 27001 on Information Security Management System covering our Data Center and Disaster Recovery Center.

IT Services. We launched Indosat Cloud Services in December 2012, with Infrastructure-As-A-Service (IaaS) as the first service offered in our cloud portfolio under joint venture with PT Dimension Data Indonesia.

Customers and Marketing

Our customers for MIDI services are primarily corporate clients and small-to medium-size enterprises (“SME”), although we also have wholesale and retail customers for certain services, such as our Internet services. Our marketing activities for MIDI services include exhibitions, participation in events, group presentations, seminars, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. Also, through our Indosat Corporate Solutions Micro site, we provide corporate customers with convenient access to information about Indosat Corporate Solutions products and services and increase brand awareness of these services. Each business unit seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings. In addition, during 2012, Indosat had been selected by the government of Republic of Indonesia as one of the providers to support the national electronic identification card (also known as E-KTP) program. In this program, we had been given trust to deploy infrastructure throughout sub-districts level across Indonesia.

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

We support our subscribers through local area staff, a 24-hour help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its frame relay, digital data network and VSAT services. In January 2002, we obtained ISO 9001 certification for our frame relay, digital data network and VSAT services, evidencing our commitment to customer satisfaction and continuous service quality improvement. As a result of these activities, Frontier and Marketing Magazine awarded us the “Top Brand

Award” in the ISP category for the years 2005 through 2010 and the “Best Contact Center Award” for 2007, 2008 and 2009. As appreciation of our commitment to operational excellence, in June 2010, Cable and Wireless awarded Indosat as “Best Partner” in the Maintain and Achieve Operational Excellent in Asia category in the Cable and Wireless Global partner Gathering in Singapore. Recently in 2012, we achieved ISO-27001 for our Data Center services, and received the MEF certification for our Metro-Ethernet services. We also received the “Indonesia Data-Center Services Provider of the Year 2012” from Frost & Sullivan. In 2012, Lintasarta was awarded Grand Champion1 in the customer Service Championship and was also awarded the Corporate Image Award among data communication companies.

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

In recent years, competition within the satellite business in the Asia-Pacific region has been intense. Our satellite operations have primarily consisted of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs. We face competition from foreign and domestic service providers in each of these areas. In leasing our transponders on the Palapa-D satellite, we compete most closely in Indonesia with Telkom and PT Pasifik Satelit Nusantara (“Pasifik Satelit Nusantara”). Pasifik Satelit Nusantara also owns transponders on the Mabuhay Philippines Satellite. Telkom currently operates its own satellites (Telkom-1 and Telkom-2) and earth stations primarily to provide backbone transmission links for its network. Telkom also leases satellite transponder capacity and provides earth station satellite uplinking and downlinking service to domestic and international users. Other private satellites serving the broadcast market within the coverage area of the Palapa satellites include AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, Chinasat 10/Sinosat 5, Chinasat 6B, ThaiCom4, ThaiCom5, Measat-3, Measat-3a, Intelsat 7, Intelsat 8, Intelsat 10 and Intelsat 12. APT Satellite, which operates the Apstar satellites, China Satellite Communication Co. Ltd which operates Chinasat satellites, ThaiCom Public Company Ltd, which operates the ThaiCom satellites, Measat Sdn. Bhd, which operates the Measat satellites and Intelsat S.A., which operates the Intelsat Satellites, also compete directly with us in the Asian regional market. Moreover, with the increasing popularity of Direct-To-Home television (“DTH”), our satellite business will face increasing competition as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia. DTH television will enable broadcasters to distribute their program content without utilizing our telecommunication network support. In addition, because of the growing popularity of DTH, we face the possible loss of customers because DTH uses a satellite platform that we do not provide.

Fixed Telecommunications Services

Our fixed telecommunication services include international and domestic long distance as well as fixed wireless access services. For the year ended December 31, 2012, we recorded operating revenues of Rp1,021.5 billion (US$105.6 million) from our fixed telecommunications services, representing 4.5% of our total consolidated operating revenues. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services.

Services

International Long-Distance Services. We provide a variety of international voice telecommunications services and both international switched and non-switched telecommunications services. Switched services require interconnection with either the PSTN or another mobile cellular operator’s facilities; non-switched services can be completed through our transmission facilities without the need for interconnection. Within our international long-distance services, we offer a premium IDD service through our “001” and “008 access code. Our premium IDD service can be accessed by any operator in Indonesia. We also offer a budgeted international call services under the brand name “FlatCall 01016,” which offers affordable tariff rates targeting mass and budget oriented customers for certain top destination countries, and is only available to our subscribers. “FlatCall 01016” become a unique selling point to our GSM products differentiating us from our competitors. In 2012, approximately 22% of our outgoing international long-distance call minutes (including calls placed through “Flatcall 01016”) originated from the Eastern Java area, followed by 18% originating from Western Java, and 14% originating from the greater Jakarta area. Our outgoing international long-distance calls are routed through three of our six international gateways. From these gateways, international long-distance services are transferred via submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications operators. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international long-distance calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular network, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements. In 2010, we began offering international interconnection services to foreign operators whereby we route call traffic that both originates and terminates overseas through our international gateways. This traffic accounted for 2.6%, 7.5% and 9% of our incoming paid minutes for 2010, 2011 and 2012, respectively. For the year ended December 31, 2012, our revenues from international long-distance services amounted to Rp801.4 billion (US$82.9 million).

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the years ended December 31,
	2010		2011		2012
	minutes	% change	minutes	% change	minutes	% change
	(in millions, except percentages)
Incoming paid minutes	1,678.7	10.6	1,841.7	9.7	1,824.9	–0.9
Outgoing paid minutes	463.0	–7.8	445.3	–3.8	408.5	–8.3
Incoming and outgoing paid minutes	2,141.7	3.9	2,287.0	6.8	2,233.3	–2.3
Ratio of incoming to outgoing traffic	3.6	—	4.1	—	4.05	—

During 2010, 2011 and 2012, our international outgoing calls measured by paid minutes decreased by 7.8%, decreased by 3.8% and decreased by 8.3% respectively, while our international incoming calls measured by paid minutes increased by 10.6% in 2010, increased by 9.7% in 2011 and decreased by 0.9% in 2012. Combined outgoing and incoming calls, also measured by paid minutes, increased by 3.9%, 6.8% and decreased by 2.3% during 2010, 2011 and 2012, respectively. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, caused a decline in international outgoing and incoming calls traffic.

Fixed Wireless Access Services. We launched our fixed wireless access services in 2004 to expand our fixed telecommunications business segment and to complement our cellular services. Using CDMA 2000 1x technology, our fixed wireless access services offer a cost-effective alternative to our cellular services to subscribers who have limited mobility requirements. As of December 31, 2012, our fixed wireless access service, “StarOne,” had a total subscriber base of 174,339 subscribers with 53,105 postpaid subscribers and 127,374 prepaid subscribers. For the year ended December 31, 2012, revenues from fixed wireless access services totaled Rp98.3 billion (US$10.2 million). On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless access in the 800 MHz frequency. This license replaced our previous 1900 MHz fixed wireless access license and by the end of 2007, we migrated our CDMA frequency from 1900 MHz to the new 800 MHz frequency in the greater Jakarta area. Our Store One services were available in 77 cities as of December 31, 2012.

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

We have undertaken a variety of marketing initiatives to improve our services to fixed telecommunications customers. Our marketing strategy focuses on expanding our market share while retaining our customers through bundling initiatives, and establishing volume commitments for incoming traffic from foreign telecommunications operators. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We also maintain regional sales offices in eight locations throughout Indonesia.

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

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. The MOCIT has granted operational licenses to provide IDD services to Telkom, which includes the right to use the IDD access code “007” to enter the international long-distance market, and Bakrie Telecom. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. In addition, Telkom no longer operates a monopoly for DLD services. The traditional IDD market has become even more competitive with the increased usage of VoIP technology. Our VoIP business has increased significantly from 411.7 million minutes, 396.1 million minutes and 321.2 million minutes in 2010, 2011 and 2012, respectively.

In April 2008, we and Telkom agreed to open DLD access from our respective customers in Balikpapan, pursuant to which Telkom’s fixed network customers can dial “011” to access our DLD network while our local fixed network customers can dial “017” to access Telkom’s network. In addition, in 2008, BakrieTelecom was issued a license as a new DLD operator. The opening of DLD access among competitors and the commencement of operations of new DLD operators is expected to increase competition by providing customers with more options for DLD services.

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

Our cellular network currently operates using 10 MHz x 2 uplink and downlink of radio frequency bandwidth in the GSM 900 spectrum, 20 MHz x 2 uplink and downlink of frequency bandwidth in the DCS 1800 spectrum and 10 MHz x 2 uplink and downlink in the IMT-2000 spectrum. The following table sets forth selected information regarding the composition of our cellular network as of the dates indicated:

	As of December 31,
	2010	2011	2012
Base transceiver stations	15,216	15,816	17,334
Node B Stations (3G BTS)	2,892	3,437	4,596
Total BTS (including 2G and 3G)	18,108	19,253	21,930
Base station controllers	330	302	292
Mobile switching centers	87	75	67
Radio network controllers	34	51	59
Media gateways	79	79	79

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

As a result of operating three legacy networks using equipment from numerous suppliers, our capital expenditures have historically been higher than would be the case if we were operating a single network using fewer suppliers. Commencing in 2010, as part of our functional management strategy, we began to rationalize our capital expenditure and procurement planning through our then newly-established investment committee. We have focused our procurement on fewer suppliers and have adopted a framework agreement approach with such suppliers, which we believe has significantly increased the efficiency of our capital expenditure program.

On February 7, 2012, we signed transaction documents with PT Tower Bersama Infrastructure Tbk. (“TBIG”) and its subsidiary PT Solusi Menara Indonesia (together, “Tower Bersama”) for the sale and leaseback of 2,500 towers, approximately 25% of our existing tower assets, for a total potential consideration of US$541.5 million, comprising upfront consideration of cash and newly issued TBIG shares and a maximum potential deferred payment of US$112.5 million (the “Tower Sale Transaction”). The consideration paid at closing was US$429.4 million consisting of cash of US$326.3 million and 5% share ownership in TBIG, which has a fair value of US$103.1 million.

Under the terms of the Tower Sale Transaction, we will lease the towers sold for a minimum period of 10 years at fixed rates that are in line with current market rates. By transferring ownership of the towers, we believe we will enjoy significant ongoing maintenance capital expenditure and operational expenditure savings. In addition, we have concluded preferential terms with Tower Bersama in line with its anchor tenant position that imply meaningful additional value to us in the form of realized savings over the term of the lease. Cash proceeds from the transaction will be applied towards repayment of outstanding debt, on-going capital investment and general corporate purposes. The Tower Sale Transaction was completed on August 2, 2012.

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

As of December 31, 2012, we had available international bandwidth capacity of 3,000 Mbps for voice and 108,500 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80.0% of capacity to allow for increased usage during peak hours.

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

Submarine Cables. We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage and allocated capacity of our cable network as of December 31, 2012:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN-2	China, Japan, Malaysia, Philippines, Singapore, Hong Kong South Korea and Taiwan	310.00

SEA-ME-WE 3	Australia, Austria, Belgium, Brunei, Canada, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, Oman, Pakistan, Portugal, Saudi Arabia, Qatar, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Thailand, Turkey, United Arab Emirates, United States and United Kingdom	109,920.12

China-US	China, Taiwan, South Korea and United States	1,414.00

Asia America Gateway	Singapore, Malaysia, Thailand, Vietnam, Brunei, Hong Kong, the Philippines, and United States	9,157.47

Jakabare	Java—Singapore	80,000.00

Jakabare	Java—Kalimantan	80,000.00

Jakabare	Kalimantan—Batam	80,000.00

Jakabare	Batam—Singapore	80,000.00

Jakasusi	Java—Kalimantan	80,000.00

Jakasusi	Kalimantan—Sulawesi	40,000.00

Jasutra	Java, Sumatera	120,000.00

Jakarta—Surabaya	Java	50,000.00

Javali	Java-Bali	90,000.00

Total		820,801.59

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

On August 31, 2009, we launched a new satellite, Palapa-D, to replace Palapa-C2 at orbital slot 113E, which significantly increased our transponder capacity and provided wider satellite coverage. The increased transponder capacity our Palapa-D satellite provided allowed us to meet both our own satellite transponder requirements as well as those of customers who lease transponder capacity from us. As of December 31, 2012, approximately 82.68% of Palapa-D’s standard C-band transponder capacity, 25.71% of its Ext. C transponder capacity and 99.44% of its Ku-Band transponder capacity were being leased to third parties. As of December 31, 2012, we were using 15.13% of Palapa-D’s Standard C-Band transponder and 73.46% of Palapa-D’s Extended C-Band capacity and 0.24% of its Ku-Band transponder capacity to meet our own bandwidth requirements and the remaining 2.18% Standard C-Band transponder capacity, 0.83% Extended C-Band capacity and 0.31% Ku-Band transponder capacity was available for lease.

After a successful traffic transfer from Palapa-C2 to Palapa-D in early November 2009, Palapa-C2 moved to the orbital slot at 150.5E.L. and will operate in inclined orbit carrying our cellular backhaul until approximately March 2014. As of December 31, 2012, we were using 40.61% of our Palapa-C2 Standard C-Band transponder capacity to meet our own bandwidth requirements, we were leasing 18.75% of our capacity to third parties and the remaining 40.64% of our capacity was available for lease.

The Palapa-D satellite has eleven 36-megahertz extended C-band transponders, twenty-four 36-megahertz standard C-band transponders, and five 36-megahertz Ku-band transponders wholly owned by us. The maximum power on each of the C-band and Ku-band transponders is 43 dBW and 53 dBW, respectively. The Palapa-D satellite provides C-band coverage to substantially all of Asia with a footprint stretching from the Arabian Peninsula to Japan and China to New Zealand, including central and eastern parts of Australia. Its dBW levels range from a beam edge of 32 dBW to a beam center of 43 dBW. With this power, the Palapa-D satellite has the capability to provide uplink and downlink services from any location within the satellite footprint. The five Ku-band transponders provide coverage over Indonesia and some of ASEAN Countries with peak transponder power of 53 dBW.

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

Fiber Optic and Microwave Terrestrial Links. Our optical fiber backbone based on DWDM technology connects all provincial cities in Sumatera, Java, Kalimantan, and part of Sulawesi. The optical fiber backbone conveys cellular traffic within and between the cities at 40-60 gigabits per second and facilitates our progressive growth of Internet broadband through 3.5 HSDPA and fixed broadband wireless access. Due to capacity and technology considerations, the existing microwave terrestrial system has been shifted to cover remote spur route areas. As of December 31, 2012, we had fiber optic and microwave terrestrial links to most major cities in Sumatra, Java, Kalimantan and Sulawesi. These links are primarily used to deliver Internet and other MIDI services to our corporate customers.

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

IP/MPLS Backbone and Metro Ethernet Network. As of December 31, 2012, we had completed our Metro Ethernet Network deployment project in more than 520 points of presence in Indonesia with fiber optic connectivity. Through this network, we provide virtual leased lines offering point-to-point Ethernet access, virtual private LAN service offering multipoint-to-multipoint Ethernet access and virtual private routed networks offering locally linked IP VPN and Internet. We also use our Metro Ethernet Network for backhauling our 2G and 3G cellular traffic. Dual redundant routers for IP-MPLS backbone have also been deployed in 40 cities and are connected through our fiber optic backbone. A Metro Ethernet network has also been deployed in 44 major Indonesian cities to provide broadband access to the corporate market in high-rise buildings and cellular backhaul for 3.5 HSDPA service. Internet access, broadcasting service and data center connectivity are among the services used by our customers.

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

Organizational Structure

The following chart illustrates our simplified corporate structure as of December 31, 2012, including our direct and indirect equity ownership in major subsidiaries, together with the jurisdiction of incorporation or organization of each entity. A complete list of our significant subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2012 is contained in Note 1b to our consolidated financial statements included elsewhere in this annual report.

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

Indosat Singapore PTE Ltd (“ISPL”) was established on December 21, 2005 to engage in telecommunication data services.

Indosat Palapa Company B.V. (“IPBV”) and Indosat Mentari Company B.V. (“IMBV”) were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, and to grant security in respect of their respective obligations or those of their group companies and third parties.

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

PT Interactive Vision Media (“IVM”) was established on April 21, 2009 to engage in the Pay TV business. As of April 24, 2013, IVM had not commenced commercial operations.

PT Citra Bhakti Indonesia (“PT CBI”), is a subsidiary of Artajasa, was established on May 14, 2012 to engage in the business of issuing formal certification to all chip technology based payment products to support the national implementation of standard chips on ATM and debit cards.

Insurance

As of December 31, 2012, we carried insurance on our property and equipment (except submarine cables and land rights), We maintain in-orbit insurance on the Palapa-D satellite on terms and conditions consistent with industry practice. As of December 31, 2012, we had an insurance policy coverage with a total coverage limit of US$117.7 million, for total loss of our Palapa-D satellite.

Intellectual Property

We have registered trademarks and copyrights for our corporate name, logo and certain services with the Ministry of Law and Human Rights of Indonesia (formerly the Ministry of Justice and Human Rights of Indonesia). We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

Properties

Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements. Our most important properties are located in Jakarta (approximately 12,050 sq.m. used for international gateways and head office), Ancol (approximately 12,679 sq.m. used as a cable station and switching center), Tanjung Pakis, Karawang (approximately 1,850 sq.m. used as a cable station), Daan Mogot (approximately 134,925 sq.m. used as a satellite earth station complex), Jatiluhur (approximately 135,800 sq.m. used as a satellite earth station complex), Medan (approximately 9,780 sq.m. used for international gateways), Pantai Cermin (approximately 48,567 sq.m. used as an earth station and a cable station), Batam Sekupang (approximately 19,989 sq.m. used for international gateways and an earth station), Tanjung Bemban (approximately 3,500 sq.m. used as a cable station), Surabaya (approximately 11,359sq.m. used as a regional office) and Banyu Urip-Gresik (approximately 130,234 sq.m. used as an earth station, for international gateways and as a cable station), Takisung—Banjarmasin (approximately 12,533 sq.m. used as a cable station), Aeng Batu-batu-Makasar (approximately 2,000 sq.m. used as a cable station) and Sei Kakap Pontianak (approximately 5,394 sq.m. used as a cable station). Except for our property in Daan Mogot, which we lease from Telkom, we hold registered land rights to some of our properties, the initial period of which are for approximately 30 years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

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

Indonesia had an estimated population of approximately 244.47 million people as of 2012, ranking it the fourth most-populated country in the world based on International Monetary Fund (“IMF”) estimates.

Indonesia’s gross domestic product, or GDP, has grown significantly from US$510.3 billion in 2008 to US$894.9 billion in 2012 in current U.S. dollars according to the IMF, which represents a growth rate of 15,1%. This growth rate compares favorably against the approximately 8.4% and approximately 7.4% GDP growth experienced by Thailand and Malaysia, respectively, estimated by the IMF, during the same period.

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

Although cellular penetration is relatively low compared to its regional peers, based on International Telecommunications Union estimates, Indonesia’s cellular penetration rates have increased from approximately 69.86% in 2009 to approximately 107.30% in 2012, a compound annual growth rate of 15.1% Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. Moreover, in 2012, the number of fixed lines, including fixed wireless access, was approximately 41.93 million, representing a fixed-line penetration of 17.15%, among the lowest in the region and a result of stagnant fixed-line growth under previous regulatory systems. The table below summarizes certain information regarding Indonesian and regional cellular and fixed-line penetration in 2012:

	For the year ended December 31, 2012
	Population(1)	Fixed-line penetration(2)	Cellular penetration(2)(3)	GDP per capita
	(millions)			(US$)(1)
Hong Kong	7.17	61.23%	224.01%	35,961
Singapore	5.37	38.56%	151.43%	49,936
South Korea	50.01	61.74%	108.47%	23,021
Malaysia	29.04	14.35%	135.90%	10,578
Thailand	64.46	9.91%	132.97%	5,848
Philippines	97.74	3.19%	96.81%	2,462
China	1,353.82	19.88%	82.25%	6,094
India	1,233.17	2.50%	84.66%	1,592
Indonesia	244,47	17.15%	107.30%	3,660

(1)	Source: IMF 2012.
(2)	International Telecommunications Union (ITU 2012)
(3)	Cellular penetration is the number of cellular subscribers as a percentage of the population.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on International Telecommunications Union estimates, the total number of cellular subscribers in Indonesia increased from approximately 163.68 million as of December 31, 2009 to approximately 262.31 million as of December 31, 2012, representing an increase in cellular penetration from approximately 69.86% to approximately 107.30%.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2009	2010	2011	2012	Compound Annual Growth Rate 2009 –2012
	(in millions, except percentages)
Indonesian population(1)	243.30	237.64	241.03	244.47	1.43%
Cellular subscribers(2)	163.68	211.29	236.80	262.31	17.02%
Cellular penetration(2) (3)	69.86%	88.91%	98.24%	107.30%	15.38%

(1)	Source: IMF 2012.
(2)	International Telecommunications Union (ITU 2012)
(3)	Cellular penetration is the number of cellular subscribers as a percentage of the population.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, us and XL.As of December 31, 2012, these nationwide GSM operators collectively held almost 87% share of the Indonesian wireless market based upon our estimates and the public statements of such companies. As of the same date, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 142 million cellular subscribers (including mobile broadband) and more than 54% GSM market share. We were the second largest cellular provider with approximately 58.5 million cellular subscribers (including wireless broadband subscribers) and approximately 22.3% GSM market share as of the same date. XL, the third-largest provider, had approximately 45.8 million cellular subscribers and an approximately 17.5% GSM market share as of the same date. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless access services licenses using CDMA technology to Telkom, Indosat, and Bakrie Telecom. Fixed wireless access service is dominated by Telkom under the brand Flexi with 17.9 million subscribers, as of December 31, 2012. There are other smaller players in Indonesian wireless market, such as Bakrie Telecom, HCPT, Axis, Smartfren and STI. Our fixed wireless access is 0.23 million subscribers under the brand StarOne. In part, wireless subscriber growth in Indonesia has been driven by the “calling party pays” system, the launch of prepaid service, as well as the introduction of SMS. The calling party pays system requires the originators of telephone calls to pay for calls. Based on international experience, countries that implement a calling party pays system typically experience higher wireless penetration rates because wireless subscribers are more likely to give out their telephone numbers and keep their handsets switched on.

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

International Long-Distance Market

International long-distance providers in Indonesia generate revenues from both inbound and outbound international long-distance traffic. The three international long-distance service providers are Telkom, which offers its “007” service, BakrieTelecom with its “009” IDD access code and us with our “001” and “008” access codes. Outgoing tariffs are based on rates set by the MOCIT while incoming tariffs are settled at the applicable accounting rates. Outgoing traffic is generated by fixed-line and mobile subscribers and delivered to the three international service providers directly through international gateways or indirectly through Telkom’s PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom’s PSTN network through which it is ultimately switched to its intended destination.

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

Competition from VoIP providers offering services, including budget calls such as “01017” provided by Telkom and “FlatCall 01016” provided by us, and prepaid calling cards has adversely affected and is expected to continue to adversely impact revenues from traditional international long-distance calling services. Moreover, the rise of VoIP providers on applications basis such as Skype, Yahoo, MSN, which offer free long distance communication services is adversely affecting revenues of the international gateway operators.

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

The rise of the Internet and the wider adoption of multimedia applications are expected to increase demand for sophisticated broadband data services. Operators in Indonesia are deploying advanced broadband networks to provide high-end data services such as frame relay, asynchronous transfer mode and Internet protocol service. In particular, virtual private network services, utilizing ATM, Internet protocol technologies, deploying Wi-Fi technology to reduce cellular network congestion may capture a larger portion of the market share as they provide a reliable and cost-effective alternative to private networks that rely on dedicated leased lines.

The MOCIT reopened the licensing for interconnection of internet service provision or the Network Access Point (NAP) after previously temporarily closing licensing since 2010. The MOCIT viewed that it was necessary to reopen this licensing to fulfill the high needs of the internet service provider (ISP) for bandwidth. As the number of data communication service providers are increasing, the pricing offered to the market becomes more competitive.

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

Industry Trends

We believe that the trends driving the telecommunications industry in Indonesia include:

Wireless Services

•

Continued growth in wireless telecommunications. We expect that the wireless telecommunications industry and demand for wireless telecommunications services will continue to grow at a steady rate of around 6-7% as Indonesia develops and modernizes. A significant amount of this growth will still come from the “traditional core” markets.

•

In addition to the growth in core markets, there are sizable emerging segments of strong growth, primarily in consumer broadband and mobile towers. Indosat believes that the competition for 3G services will be increasingly stringent as telecommunications operators began to move its network to the location of highly populated area. Currently, there are five telecom operators that hold licenses for 3G services, namely: Telkomsel, Hutchison, Natrindo, XL and Indosat. Indosat started to provide wireless broadband services using 3G platform in 2009, and as of December 31, 2012, has been providing 3G services in 152 cities across Indonesia.

•

Data service will be the source of growth in the telecommunications industry with the higher contributions to total revenue. This is in line with the trend of the increase in people’s need for the data supported by cellular phones with internet capabilities and is also aligned with the plan of operators to focus on providing the infrastructure for data services.

•

Significant growth in wireless penetration rates in regions outside Java. The relatively low wireless penetration rates in regions outside Java offer growth potential for wireless services providers in Indonesia as the population residing outside Java becomes more affluent.

•

Growing use of value-added services. The growth in usage for value-added services such as OTT, IP Messaging, Cloud service are expected to increase in coming years, thereby helping to stabilize the decrease in usage rates and ARPU for voice services.

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

•

Intensified competition in the ISP, Network Access Point (“NAP”) market. As a result of market liberalization and the continued issuance of new licenses, we anticipate competition in the ISP and NAP market will increase. We believe competition will be based primarily on price, quality of service and network coverage.

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

Negative List

Presidential Regulation No. 36 of 2010 (the “Presidential Regulation”) sets out the industries and business fields in which foreign investment is prohibited, restricted or subject to the fulfillment of certain conditions as stipulated by the applicable Governmental authorities (the “Negative List”). The telecommunication industry is one of the industries set out in the Negative List, and foreign investment in the Indonesian telecommunication industry is accordingly subject to applicable restrictions and conditions. The Negative List is implemented by the BKPM. Restrictions applicable to the telecommunication industry are dependent upon the type of telecommunication business undertaken. Different limitation thresholds are applicable depending upon whether the business pertains to telecommunication networks or services. The limitation on foreign holdings in companies engaging in the telecommunication network business ranges from 49.0% – 65.0%, and the limitation on foreign shareholdings in Indonesian companies engaged in the provision of multimedia services (including data communication such as broadband wireless services), from 49.0% – 95.0%. Pursuant to Article 8 of the Presidential Regulation, the restrictions set forth therein shall not apply to investments that have been approved prior to the effectiveness of the Presidential Regulation pursuant to investment approval issued by BKPM unless such restrictions are more favorable to the investments. The Presidential Regulation does not change the limitation of foreign shareholding in our business.

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

Pursuant to MOCIT Decree No. 01/PER/M.KOMINFO/02/2011 on the Establishment of an Indonesian Telecommunications Regulatory Body, the ITRA consists of the Telecommunications Regulatory Committee and the Directorate General of Post and Telecommunication. The Telecommunications Regulatory Committee consists of nine members, six of which are from the community and three of which are from the Government. The position of chairman in the Telecommunications Regulatory Committee is held by the Director General of Telecommunication. Members of the Telecommunications Regulatory Committee, who hold government posts, consist of the Director General of Telecommunication, the Director General of Resources and Equipment of Post and Information and a Government representative as appointed by the MOCIT.

All members of the Telecommunications Regulatory Committee must:

(i)	be Indonesian citizens;

(ii)	not be older than 65 years old when he/she registers to be a member of the Telecommunications Regulatory Committee;

(iii)	be physically and mentally healthy;

(iv)	be an expert or a professional in telecommunications/information technology, law, economics or public policy related to telecommunications;

(v)	have experiences in his/her area of expertise;

(vi)	not have direct share ownership and/or have direct business relations with the telecommunication network providers and/or telecommunication services providers;

(vii)	not serve as a director, commissioner or employee of any of the telecommunications operators;

(viii)	not be a member of any political parties when he/she is determined as member of the Telecommunications Regulatory Committee; and

(ix)	be willing not to become a member of any political parties during his/her tenure of service as member of the Telecommunications Regulatory Committee.

As part of its regulatory function, the ITRA shall prepare and determine regulations regarding telecommunications network operation and telecommunications services provision, which are (i) licensing for telecommunications networks operation and telecommunication services provision, (ii) standard operating performance, (iii) service quality standards, (iv) interconnection expenses/charges, and (v) telecommunications equipment standards. ITRA is authorized to monitor: (i) the implementation of operation performance; (ii) competition among services operators; and (iii) compliance with set industry standards. As part of its supervision function, the ITRA shall supervise the operating performance, business competition and utilization of telecommunications tools and devices in telecommunications network operation and telecommunications services provision. The controlling function of the ITRA consists of (i) settlement of any dispute resolution among network and service operators; (ii) the control of the use of telecommunications equipment and (iii) the implementation of service quality standards.

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

Tariff for Fixed and Cellular Services

The MOCIT is responsible for setting and adjusting tariff formulas. In 2006, the MOCIT promulgated a number of ministerial decrees/regulations, such as (i) No. 8/Per/M.Kominfo/02/2006 on cost-based interconnection, (ii) No.1/PER/M.Kominfo/1/2006, No. 2/PER/M.Kominfo/1/2006, No. 4/Per/M.Kominfo/1/2006, No. 7/PER/M.Kominfo/2/2006, and No. 29/PER/M.Kominfo/3/2006 on 3G Service Provision, (iii) No. 5/Per/M.Kominfo/1/2006 on Telecommunication Kiosk, (iv) No. 09/PER/M.Kominfo/02/2006, which was replaced by No. 15/Per/M.Kominfo/4/2008 on Fixed Telecommunications Tariff, (v) No. 11/Per/M.Kominfo/02/2006 on Lawful Interception, (vi) No. 12 Per/M.Kominfo/02/2006, which was replaced by MOCIT Regulation No. 09/PER/M.Kominfo/09/2008 on Cellular Tariffs, and (vii) MOCIT Decree No. 181/2006 on Migration of fixed wireless access Network to 800MHz Allocated Frequency.

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

In 2012, in connection with the utilization of 2.1GHz radio frequency band for cellular services, MOCIT promulgated a number of ministerial regulations, such as (i) No. 31 of 2012 (as amendment to the MOCIT Regulation No 1/PER/M.Kominfo/1/2006), (ii) No. 32 of 2012 (as amendment to the MOCIT Regulation No. 7/PER/M.Kominfo/2/2006), and (iii) MOCIT Regulation No. 43 of 2012.

Consumer Protection

Under the Telecommunications Law, each operator must meet certain service levels. In the event of losses caused by a telecommunication operator’s fault or negligence, the aggrieved party may file claims for damages against the telecommunications operator. MOCIT Regulations on service level standards can be found in: (i) MOCIT Regulation No. 11/Per/M.Kominfo/09/2008 dated April 21, 2008, which was later replaced by MOCIT Regulation No. 24 Year 2012 dated September 7, 2012 on the Service Level for Basic Telephony Service in Local Fixed Network, (ii) MOCIT Regulation No. 12/Per/M.Kominfo/09/2008 dated April 21, 2008, which was later replaced by MOCIT Regulation No. 28 Year 2012 dated September 7, 2012 on the Service Level for Basic Telephony Service in the Cellular Mobile Network, and (iii) MOCIT Regulation No. 13/Per/M.Kominfo/4/2008 on the Service Level for Basic Telephony Service in Fixed Networks with Limited Mobility.

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

Pursuant to Government Regulation No. 7/2009 and MOCIT Regulation No. 05/PER/M.Kominfo/2/2007, the Government determined the USO tariff to be 1.25% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts.

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

Prepaid Cellular Subscriber Registration

On October 28, 2005, the Government began requiring telecommunications operators to register prepaid cellular subscribers. The regulations specified that such registration process must be completed no later than April 28, 2006, which deadline was later extended to September 28, 2006. We instituted procedures in order to complete the required registration at the initial point of sale and finalized the mandatory registrations by the deadline through the cancellation of 1.3 million unregistered accounts. As stated in MOCIT Regulation No. 23/PER/M.KOMINFO/10/2005 on Registration of Telecommunication Service Customers, all operators have an ongoing duty to register their new prepaid cellular subscribers.

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

Item 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto as of December 31, 2010, 2011 and 2012. The audited consolidated financial statements have been prepared in accordance with IFRS. Certain amounts (including percentage amounts) have been rounded for convenience. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information—Risk Factors” and elsewhere in this report.

A. OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2012, we were the second-largest cellular operator in Indonesia in terms of number of cellular subscribers based on available market data. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

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

We are the second-largest cellular provider in Indonesia, as measured by the number of cellular subscribers, with 58.5 million subscribers (including wireless broadband subscribers) as of December 31, 2012.

In 2009, we implemented a strategy to minimize lower-value “calling card” type subscribers, whom we believed were short-term subscribers and were not likely to recharge their SIM cards. Our total subscribers increased by approximately 16.8% from 44.3 million in 2010 to 51.7 million in 2011 and by approximately 13.1% to 58.5 million in 2012.

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

Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel, us and XL, accounted for almost 94% of the wireless subscriber base in Indonesia in 2012. We compete with Telkomsel and XL primarily on the basis of network coverage, quality of service and price. We believe that the size of our subscriber base provides us with a significant competitive advantage over the smaller cellular providers, since we have a larger base of “on net” subscribers and we are able to provide more attractive pricing for on net calls, since we do not pay any interconnection charges to third parties.

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

For example, on December 12, 2011, the Government, through the ITRA, issued letter No.262/BRTI/XII/2011, under which tariffs for SMS changed from a “sender-keeps all” scheme to a cost-based scheme, effective June 1, 2012. Previously, the tariff for SMS (including SMS and value-added SMS) was based on a “sender-keeps-all” scheme, under which we earned revenues whenever one of our cellular subscribers sent an SMS, but not when a customer of another telecommunications operator sent an SMS to one of our cellular subscribers.

Under the current cost-based scheme, we record revenues from interconnection fees payable by other operators whenever one of our cellular subscribers receives an SMS from a subscriber on another network. If one of our subscribers sends an SMS to a recipient on another network (an “off-network SMS”), we record revenues for the SMS charge payable by our subscriber and we record expenses for interconnection charges payable to the operator of the other network.

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

Tower Sale Transaction

On February 7, 2012, the Company entered into an Asset Purchase Agreement with Tower Bersama, whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$541.5 million, consisting of upfront consideration with a fair value of US$429.4 million and a maximum potential deferred payment of US$112.5 million. The upfront payment includes cash and newly issued TBIG shares of not less than 5% of the increase in TBIG’s capital stock (upon the rights issue of TBIG). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers for a 10-year period with a fixed monthly lease rate of US$1,300 per tower.

On August 2, 2012, the Company and Tower Bersama closed the sale and leaseback transaction of 2,500 telecommunication towers. The consideration paid at closing was US$429.4 million consisting of cash of US$326.3 million and 5% share ownership in TBIG, which has a fair value of US$103.1 million.

The total consideration received at closing of US$429.4 million (equivalent to approximately Rp4,070,187 million) is allocated for the sale of property and equipment amounting to Rp3,870,600 million and the remainder is allocated for prepaid land lease and existing tower lease contracts from the 2,500 towers. The total carrying amount of the separately identifiable components of the transaction as of the closing date amounted to Rp1,534,494 million, which includes the carrying amount of the property and equipment sold as of the closing date of the transaction that amounted to Rp1,372,674 million. As of the closing date, the Company recorded the excess of the selling price over the carrying amounts amounting to Rp2,535,693 million (including the Rp2,497,926 million from the sale of property and equipments) as “Gain on Sale of Towers” of Rp1,125,192 million, and “Deferred Gain on Sales and Leaseback” of Rp1,410,501 million. As of December 31, 2012, the Company recorded a total gain on the sale of the towers amounting to Rp1,183,963 million (US$122.4 million) as “Gain on Tower Sale”. The sale and leaseback transaction has been accounted for as resulting in a finance lease. Rp58,771 million (US$6.1 million) of the deferred gain was amortized to the income statement in 2012. As of December 31, 2012, the balance of the deferred gain from the sale and leaseback transaction amounted to Rp1,351,730.0 million. The deferred gain will be amortized over the term of the lease period of 10 years.

Capital Expenditures

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. For the years ended December 31, 2010, 2011 and 2012, our actual consolidated capital expenditures totaled Rp5,986.0 billion, Rp6,519.8 billion and Rp8,407.5 billion (US$869.4 million), respectively. During 2013, we intend to allocate approximately Rp8,627.5 billion (US$898.7 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2013 for capital expenditure commitments in prior periods, will result in approximately Rp11,358.7 billion (US$1,174.6 million) total actual capital expenditures for 2013, which we intend to use for the development of fixed assets in our cellular, fixed data and fixed telecommunications business lines. See “—Capital Expenditures.”

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. We expect to continue to finance our capital expenditures through such sources. In addition, we also applied a portion of the cash proceeds from the Tower Sale Transaction completed in 2012 towards funding our capital expenditures. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2013, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

In addition, unexpected changes in technology, demand for increased network capacity from our subscribers and responses to the operations and product innovation of our competitors may require us to increase our capital expenditures, which could affect our revenues, operating results and financial condition.

Foreign Exchange Volatility

The Indonesian rupiah has appreciated considerably over the last decade from its low point of approximately Rp17,000 per U.S. dollar during the Asian financial crisis. During the period between January 1, 2010 through December 31, 2012, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp9,707 per U.S. dollar to a high of Rp8,460 per U.S. dollar, and, during the year 2012, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp9,707 per U.S. dollar to a high of Rp8,892 per U.S. dollar. The prevailing Bank Indonesia exchange rate was Rp9,670 U.S. dollar on December 31, 2012. While a substantial portion of our operating revenues is denominated in Indonesian rupiah, a portion of our operating revenues is U.S. dollar-denominated. In addition, a substantial portion of our borrowings, capital expenditures and operating expenses, including interest payments on our Guaranteed Notes due 2020 and ING/DBS Syndicated Loan Facility, are denominated in currencies other than Indonesian rupiah, principally the U.S. dollar. As of December 31, 2012, 50.0% of our borrowings were denominated in Indonesian rupiah, with the balance in U.S. dollars. A depreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, the Indonesia rupiah value of expenses payable in U.S. dollars will increase by the same factor, thereby requiring us to convert more Indonesian rupiah to pay our U.S. dollar obligations. Conversely, an appreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, it causes a decrease in revenue from foreign carriers for inbound international calls, roaming by foreign carriers’ subscribers in Indonesia and operating revenues from our MIDI services and satellite operations. For the year ended December 31, 2010, we recorded a gain on foreign exchange-net of Rp318.3 billion; for the year ended December 31, 2011, we recorded a loss on foreign exchange-net of Rp54.2 billion; and for the year ended December 31, 2012, we recorded a loss on foreign exchange-net of Rp744.6 billion (US$77.0 million). In addition, certain of our monetary assets and liabilities are subject to foreign currency exposure. These monetary assets primarily consist of cash, cash equivalents and accounts receivable from foreign telecommunications carriers, as well as our foreign currency-

denominated accounts receivable. Our monetary liabilities subject to foreign currency exposure consist of procurements payable, loans payable and bonds payable which were incurred for capital expenditure-related liabilities. The level of our net monetary assets is influenced by the extent to which incoming calls exceed outgoing calls in our IDD business and our foreign currency denominated source of revenues. In an effort to manage our foreign currency exposure and lower our overall funding costs, we have entered into several foreign currency swap and forward contracts. We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not continue to be adversely affected by our exposure to exchange rate risk. Our exposure to foreign exchange fluctuations, particularly as against the U.S. dollar, may increase if we incur additional U.S. dollar-denominated debt to finance our capital expenditure plans.

In February and March 2009, we obtained consents to amendments to certain of our debt instruments and agreements in order to provide additional flexibility in our debt to equity, debt to EBITDA and EBITDA to interest payment ratio maintenance covenants. While we believe that such amendments will provide us with sufficient cushion in the event of volatility in the Indonesian rupiah / U.S. dollar exchange rates, we cannot assure you that further and more intense volatility than that experienced in the past 12 months will not occur, which could cause us to breach our financial covenants. See “—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

Overview of Operations

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI and fixed telecommunications (principally international long-distance) services. The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the years ended December 31,
	2010		2011		2012
	Rp (Restated)%		Rp (Restated)%		Rp	US$	%
	(Rp in billions, US$ in millions, except percentages)
Cellular services	15,882.1	80.4	16,587.4	80.8	18,489.3	1,912.0	82.5
MIDI services	2,591.8	13.1	2,694.2	13.1	2,909.8	300.9	13.0
Fixed telecommunications	1,278.2	6.5	1,250.0	6.1	1,021.5	105.6	4.5

Total operating revenues	19,752.1	100.0	20,531.6	100.0	22,420.6	2,318.5	100.0

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

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the years ended December 31,
	2010		2011		2012
	Rp (Restated)%		Rp (Restated)%		Rp	US$	%
	(Rp in billions, US$ in millions, except percentages)
Usage charges	7,944.0	50.0	8,203.8	49.5	8,629.7	892.4	46.7
Value-added services	7,106.8	44.7	7,502.1	45.2	7,868.4	813.7	42.6
Interconnection revenues	1,252.7	7.9	1,182.4	7.1	2,175.0	224.9	11.8
Tower leasing	252.0	1.6	419.7	2.5	504.9	52.2	2.7
Monthly subscription charges	133.0	0.8	134.0	0.8	136.4	14.1	0.7
Connection fee	8.1	0.1	14.2	0.1	12.6	1.3	0.0
Sale of Blackberry handsets	35.0	0.2	1.7	0.0	0.2	0.0	0.0
Others	184.1	1.2	245.9	1.5	184.4	19.1	1.0
Up front discount and customer loyalty program	(1,033.6)	–6.5	(1,116.4)	–6.7	(1,022.3)	(105.7)	–5.5

Total cellular services operating revenues	15,882.1	100.0	16,587.4	100.0	18,489.3	1,912.0	100.0

A substantial proportion of our cellular subscribers, approximately 98.9% as of December 31, 2012, are prepaid subscribers. We offer a variety of value-added services to our prepaid subscribers, which have increased cellular services operating revenues from value-added services, particularly SMS and value-added SMS, which allows subscribers to access a variety of information, such as politics, sports and business news. Revenues from value-added services (including SMS) represented 44.7%, 45.2% and 42.6% of our cellular services operating revenues for the years ended December 31, 2010, 2011 and 2012 respectively. We expect the revenues derived from SMS and other value-added services to increase, which we believe will be primarily driven by our wireless broadband services, the popularity of social networking sites and the development of other popular online content.

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

Fixed Telecommunications Services. Fixed telecommunications services include international long-distance, fixed wireless access services, and fixed line services. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 78.5% of our operating revenues from fixed telecommunications services for the year ended December 31, 2012. Fixed wireless access and fixed line services represented the remaining balance.

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

Fixed Wireless Access Services. As of December 31, 2012, we had 174,339 fixed wireless access subscribers in 77 cities in Indonesia. By the end of 2010, we expanded our fixed wireless access services to several additional cities in order to create capacity for approximately four million fixed wireless access subscribers.

Fixed wireless access revenues arising from usage charges are recognized based on the duration of successful calls made through our fixed network. For postpaid subscribers, monthly service fees are recognized as the service is provided. For prepaid subscribers, the activation component of starter package sales is deferred and recognized as revenue over the estimated life of the customer relationship. Sale of initial or reload vouchers is recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Fixed Line Services. We currently have local and domestic long-distance coverage of 152 major cities in Indonesia. Revenues from fixed line installations are recognized as revenue over the estimated life of customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through our fixed network.

Operating Expenses

Our principal operating expenses include cost of services, depreciation and amortization, personnel expenses, marketing expenses, general and administration expenses. Starting in 2012, we reclassified several portions of our other income (expenses) to operating expense (including gain from foreign exchange, gain on tower sales and others—net) to conform with the presentation of financial statements under OJK—Bapepam rules.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Indonesian rupiah. Such expenses may include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Cost of Services. Costs of services expenses include radio frequency fee, interconnection expenses, maintenance, utilities, rents, Blackberry access fee, leased circuits, the cost of SIM cards and pulse reload vouchers, USO, installation and concession fee.

Depreciation and Amortization. We use the straight-line depreciation method for our property, facilities and equipment over their estimated useful lives. A significant portion of our depreciation expenses relate to our cellular services assets. As we continue to expand and enhance the coverage, capacity and quality of our networks, we expect expenses for depreciation to increase. On August 2, 2012, the Company and Tower Bersama closed the sale and leaseback transaction of 2,500 telecommunication towers. Since the sale and leaseback transaction has been accounted for as resulting in a finance lease, we recognize the leased assets on our balance sheet and recognize depreciation expense on the leased assets.

Marketing. Marketing expenses primarily include exhibition, promotion, customer loyalty and advertisement expenses associated with our marketing programs.

Personnel. Personnel expenses primarily include severance benefit under the voluntary separation scheme, which scheme ended in June 2011 for us and in January 2012 for Lintasarta, salaries, incentives and other employee benefits, employee income tax, bonuses, medical expense and pension.

General and Administration. General and administration expenses primarily include rent, professional fees, utilities, transportation, provision for impairment of receivables and office.

Gain on Tower Sale. Gain on tower sale consists of the gain amounting to Rp1,125,192 million (US$116.3 million) that we recognized from the sale of tower slots not leased back by us from the tower sales and leaseback transaction with Tower Bersama and the amortization of deferred gain amounting to Rp58,771 million (US$6.1 million) from the tower slots that we leased back from August 2012 to December 2012. Operating expenses for the year ended December 31, 2012 decreased by the amount of the gain on the tower sale in 2012.

Gain (loss) on Foreign Exchange. Gain (loss) on foreign exchanges consists of gains (losses) incurred from accounts other than long-term debt, such as cash and cash equivalents, account receivables and procurement payables, as part of operating expense.

Others—net. Others—net expenses primarily includes the gain from sales of asset (other than towers), the tax expense from penalty or tax assessment from tax offices for income taxes other than corporate income taxes, dividend income from our investment in cost method and professional fees relating to the tower sale and leaseback transaction in 2012.

Other Income (Expense)

The major components of our other income (expense) are interest income, gain (loss) on foreign exchange—net, financing cost and gain (loss) on change in the fair value of derivatives—net. Foreign exchange gain or loss primarily includes the gain (loss) on foreign exchanges incurred from our long term debts as part of financing items in our statement of comprehensive income. We currently hedge a portion of our ING/DBS Syndicated Loan Facility. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk.” Financing cost primarily includes interest on loans and finance charges under finance leases.

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

Profit Attributable to Owners of the Company

Our profit attributable to owners of the Company for the years ended December 31, 2010, 2011 and 2012 is not necessarily commensurate to our operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our profit attributable to owners of the Company over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange-net, and gain or loss on change in the fair value of derivatives-net. We expect this trend to continue.

Results of Operations

The following table sets forth selected comprehensive income data expressed as a percentage of total operating revenues for the periods indicated:

	For the years ended December 31,
	2010	2011	2012
	(Restated)	(Restated)
Operating revenues:
Cellular	80.4%	80.8%	82.5%
MIDI	13.1%	13.1%	13.0%
Fixed telecommunications	6.5%	6.1%	4.5%

Total operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Cost of services	36.9%	36.8%	39.7%
Depreciation and amortization	30.9%	32.0%	36.9%
Personnel	7.3%	9.3%	6.4%
Marketing	3.9%	4.2%	4.1%
General and administration	3.0%	2.7%	2.8%
Gain on tower sale	—	—	(5.3)%
Gain on foreign exchange	(0.9)%	(0.5)%	(0.2)%
Others—net	0.4%	0.1%	1.4%

Total operating expenses	81.5%	84.6%	85.8%

Net Profit:
Operating income	18.5%	15.4%	14.2%
Other expense—net	(11.8)%	(8.9)%	(12.2)%
Profit before income tax	6.7%	6.5%	2.0%
Income tax benefit (expense)—net	(2.2)%	(1.3)%	0.1%
Profit attributable to Owners of the Company	4.1%	4.7%	1.6%
Profit attributable to Non-controlling interest	0.4%	0.5%	0.5%

The following table sets forth our operating revenues from our various business segments for the periods indicated:

	For the years ended December 31,
	2010		2011		2012
	Rp	%	Rp	%	Rp	US$	%
	(Restated)		(Restated)
	(Rp in billions, US$ in millions, except percentages)
Cellular Services
Usage charges	7,944.0	50.0	8,203.8	49.5	8,629.7	892.4	46.7
Value-added services	7,106.8	44.7	7,502.1	45.2	7,868.4	813.7	42.6
Interconnection revenues	1,252.7	7.9	1,182.4	7.1	2,175.0	224.9	11.8
Tower leasing	252.0	1.6	419.7	2.5	504.9	52.2	2.7
Monthly subscription charges	133.0	0.8	134.0	0.8	136.4	14.1	0.7
Connection fee	8.1	0.1	14.2	0.1	12.6	1.3	0.0
Sale of Blackberry handsets	35.0	0.2	1.7	0.0	0.2	0.0	0.0
Others	184.1	1.2	245.9	1.5	184.4	19.1	1.0
Up front discount and customer loyalty program	(1,033.6)	–6.5	(1,116.4)	–6.7	(1,022.3)	(105.7)	–5.5

Subtotal	15,882.1	100.0	16,587.4	100.0	18,489.3	1,912.0	100.0

MIDI
IP VPN	605.7	23.4	695.9	25.8	711.4	73.6	24.4
Internet	519.6	20.0	375.8	13.9	422.1	43.7	14.5
World link and direct link	278.8	10.8	295.0	10.9	314.9	32.6	10.8
Leased line	200.9	7.8	263.7	9.8	150.4	15.6	5.2
Application services	168.2	6.5	192.6	7.1	251.9	26.0	8.7
Satellite lease	136.0	5.2	150.9	5.6	213.0	22.0	7.3
Value-added Service	159.0	6.1	264.6	9.8	173.9	18.0	6.0
Frame net	227.1	8.8	123.2	4.6	135.8	14.0	4.7
Digital data network	94.7	3.7	103.1	3.8	112.6	11.6	3.9
TV link	5.1	0.2	6.1	0.2	6.0	0.6	0.2
MPLS	66.5	2.6	89.9	3.3	304.9	31.5	10.5
Others	130.2	5.0	133.5	5.0	112.9	11.7	3.9

Subtotal	2,591.8	100.0	2,694.3	100.0	2,909.8	300.9	100.0

Fixed Telecommunications
International Calls	993.2	77.7	934.0	74.7	801.5	82.8	78.5
Fixed Wireless	110.8	8.7	192.8	15.4	98.3	10.2	9.6
Fixed Line	174.2	13.6	123.2	9.9	121.7	12.6	11.9

Subtotal	1,278.2	100.0	1,250.0	100.0	1,021.5	105.6	100.0

Total	19,752.1		20,531.7		22,420.6	2,318.5

Operating Revenues

Year ended December 31, 2011 compared to Year ended December 31, 2012

Total operating revenues increased from Rp20,531.6 billion in 2011 to Rp22,420.6 billion (US$2,318.5 million) in 2012, or 9.2%, primarily as a result of an increase in our cellular services revenue and our MIDI services revenue. During 2012, operating revenues from cellular services increased by Rp1,901.9 billion, or 11.5%, from Rp16,587.4 billion in 2011. Operating revenues from MIDI services increased by Rp215.6 billion, or 8.0%, from Rp2,694.2 billion in 2011. Operating revenues from fixed telecommunications services in 2012 decreased by Rp228.5 billion, or 18.3%, from Rp1,250.0 billion in 2011.

Cellular Services. In 2012, we recorded cellular services operating revenues of Rp18,489.3 billion (US$1,912.0 million), an increase of 11.5% from Rp16,587.4 billion in 2011. The increase was primarily a result of an increase in the number of subscribers, SMS interconnection revenue and in the revenue from tower leasing. Operating revenues from cellular services represented 82.5% of our total operating revenues for 2012, which is higher than the percentage for 2011.

Usage charges increased by Rp425.9 billion, or 5.2%, from 2011, and represented 46.7% of our total cellular services operating revenues. This increase in usage was primarily due to an increase in the total Minutes of Usage by our subscribers.

MIDI Services. In 2012, operating revenues from MIDI services increased by Rp215.5 billion from Rp2,694.3 billion in 2011 to Rp2,909.8 billion (US$300.9 million) in 2012. IP VPN operating revenues represent the largest component of MIDI services operating revenue. IP VPN operating revenues increased by Rp15.5 billion from Rp695.9 billion in 2011 to Rp711.4 billion in 2012. The increase in MIDI services operating revenues, including those from international and domestic leased line services, was primarily due to an increase in usage by consumers despite a decline in prices of our services as a result of competitive pressure.

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp1,250.0 billion in 2011 to Rp1,021.5 billion (US$105.6 million) in 2012. Operating revenues from international calls and fixed wireless access services represented 78.5% and 9.6%, respectively, of fixed telecommunications services operating revenues in 2012. The remaining 11.9% of fixed telecommunications services operating revenues in 2012 was generated by fixed line. Revenues from international calls decreased from Rp934.0 billion in 2011 to Rp801.5 billion (US$82.9 million) in 2012 due to a decrease in outgoing IDD traffic from Indosat and non-Indosat subscribers.

Operating Expenses

Operating expenses increased by Rp1,866.5 billion, or 10.7%, from Rp17,373.5 billion in 2011 to Rp19,240.0 billion (US$1,989.7 million) in 2012, primarily due to increases in cost of services expenses, depreciation and amortization expenses, marketing expenses, general and administration expenses and others—net expenses. This increase was offset in part by a decrease in personnel expenses, as well as by the gain on tower sale of Rp1,184.0 billion (US$122.4 million) recognized in 2012 as a result of the sale and leaseback transaction on August 2, 2012.

Personnel expenses decreased by Rp485.5 billion, or 25.4%, from Rp1,912.6 billion in 2011 to Rp1,427.2 billion (US$147.6 million) in 2012, primarily due to the decrease in compensation expense related to the severance packages provided to participants in the VSS program, which was launched in January 2011 and completed in June 2011 for the Company and launched in December 2011 and completed in January 2012 for Lintasarta.

Cost of services expenses increased by Rp1,358.3 billion, or 18.0%, from Rp7,547.4 billion in 2011 to Rp8,905.7 billion (US$921.0 million) in 2012, primarily as a result of the implementation of the new SMS interconnection scheme, increased Governmental levies on frequency fees and 3G spectrum fees and increases in BlackBerryTM license fees.

Depreciation and amortization expenses increased by Rp1,714.7 billion or 26.1%, from Rp6,569.3 billion in 2011 to Rp8,284.0 billion (US$856.7 million) in 2012, primarily as a result of the decrease in the useful lives of our cellular technical equipment from 10 years to eight years, with effect from September 2012, based on our review of the estimated useful life of those assets and continued growth of our fixed asset base. The total cost of our property and equipment increased from Rp83,056.2 billion in 2011 to Rp88,417.6 billion (US$9,143.5 million) in 2012.

Marketing expenses increased by Rp64.6 billion, or 7.6%, from Rp855.7 billion in 2011 to Rp920.3 billion (US$95.2 million) in 2012, driven primarily by an increase in advertising expenses and expenses relating to market research.

General and administration expenses increased by Rp76.0 billion, or 13.8%, from Rp549.5 billion in 2011 to Rp625.5 billion (US$64.7 million) in 2012, primarily due to a increase in professional fees mainly relating to legal expenses in connection with litigation relating to the misuse of 3G license.

Gain on tower sale. We recorded a gain on tower sales amounting to Rp1,183,963 million (US$122.4 million) from the tower sale and leaseback transaction with Tower Bersama that closed in August 2012.

Gain on foreign exchange. We recorded a decrease in gain on foreign exchange from Rp90.9 billion in 2011 to Rp44.8 billion (US$4.6 million) in 2012 primarily due to additional realized loss on foreign exchange from the payment of our U.S.dollar-denominated procurement payable in 2012.

Others—net. Others—net expense increased by Rp276.2 billion or 927.0% from Rp29.8 billion in 2011 to Rp306.0 billion (US$31.6 million) in 2012 mainly due to additional consultancy fees to arrange and negotiate the tower sale and leaseback transaction and additional income tax article 23 paid to tax offices related to the tower sale and leaseback transaction in 2012.

Operating Income

As a result of the above factors, operating income increased by Rp22.4 billion, or 0.7%, from Rp3,158.2 billion in 2011 to Rp3,180.6 billion (US$328.9 million) in 2012.

Other Expenses-Net

Other expenses-net increased by Rp895.5 billion, from Rp1,833.0 billion in 2011 to Rp2,728.4 billion (US$282.1 million) in 2012, primarily due to an increase in loss on foreign exchange and in financing costs.

Loss on foreign exchange-net of Rp57.9 billion in 2011 increased to Rp789.4 billion (US$81.6 million) in 2012. The exchange rate increased from Rp9,068 : US$1 as of December 31, 2011 to Rp9,670 : US$1 as of December 31, 2012, compared to the increase from Rp8,991 : US$1 as of December 31, 2010 to Rp9,068 : US$1 as of December 31, 2011.

We recorded a gain on change in fair value of derivatives-net of Rp5.0 billion (US$0.5 million), representing a decrease of Rp53.0 billion, over a gain on change in fair value of derivatives-net of Rp57.9 billion in 2011 due to an increase in currency forward contracts entered into by the Company in 2012.

We recorded an increase in interest income of Rp133.5 billion (US$13.8 million) in 2012, which represented an increase of Rp40.9 billion, or 44.1%, from Rp92.6 billion in 2011, due to higher cash balance mainly from the sale and leaseback transaction in 2012.

We recorded an increase in financing cost of Rp2,077.4 billion (US$214.8 million) in 2012, which represented an increase of Rp148.0 billion, or 7.7%, from Rp1,929.4 billion in 2011 as a result of an increase in interest expense from our finance lease obligations under the sale and leaseback transaction in 2012.

Income Tax Expense-Net

We recorded income tax benefit—net of Rp25.5 billion (US$2.6 million) in 2012 compared to income tax expenses of Rp269.3 billion in 2011. The decrease in income tax expense-net was primarily due to a decrease in income before tax resulting from a decrease in operating income and gain on foreign exchange.

Profit attributable to Owners of the Company

Our net profit decreased by Rp592.5 billion, or 61.8%, from Rp958.1 billion in 2011 to Rp365.6 billion (US$37.8 million) in 2012 due to the foregoing factors.

Year ended December 31, 2010 compared to Year ended December 31, 2011

Total operating revenues increased from Rp19,752.1 billion in 2010 to Rp20,531.6 billion in 2011, or 3.9%, primarily as a result of an increase in our cellular services revenue and our MIDI services revenue. During 2011, operating revenues from cellular services increased by Rp766.3 billion, or 4.6%, from Rp15,882.1 billion in 2010. Operating revenues from MIDI services increased by Rp102.4 billion, or 3.9%, from Rp2,591.8 billion in 2010. Operating revenues from fixed telecommunications services in 2011 decreased by Rp28.2 billion, or 2.2%, from Rp1,278.2 billion in 2010.

Cellular Services. In 2011, we recorded cellular services operating revenues of Rp16,587.4 billion, an increase of 4.4% from Rp15,882.1 billion in 2010. We believe that the increase was primarily a result of an increase in the number of subscribers and in the revenue from tower leasing. Operating revenues from cellular services represented 80.8% of our total operating revenues for 2011, which is slightly higher than the percentage for 2010.

Usage charges increased by Rp259.8 billion, or 3.3%, from 2010, and represented 49.5% of our total cellular services operating revenues. This increase in usage was primarily due to an increase in the total Minutes of Usage by our subscribers.

In 2011, cellular services operating revenues generated by value-added services increased by Rp395.3 billion, or 5.6%, compared to 2010. The contribution of value-added services to cellular services operating revenues increased by 0.5% from 44.7% in 2010 to 45.2% in 2011. The increase in operating revenues from value-added services, as well as the increase in the contribution of revenues from value-added services to our overall cellular operating revenues, was driven by an increase in SMS usage. The revenue from value added services still increased despite pressure arising from Government’s regulations relating to the restrictions on premium SMS services. See “Item 3: Key Information—Risk Factors—Risks Relating to our Cellular Services Business—The Government suspension of premium SMS services could adversely affect the revenues from our cellular services business and result in sanctions against us.”

MIDI Services. In 2011, operating revenues from MIDI services increased by Rp102.4 billion from Rp2,591.8 billion in 2010 to Rp2,694.2 billion in 2011. IP VPN operating revenues represent the largest component of MIDI services operating revenue. IP VPN operating revenues increased by Rp90.2 billion or 14.9% from Rp605.7 billion in 2010 to Rp695.9 billion in 2011. The increase in MIDI services operating revenues was primarily generated from the “Desa Pinter” Projects (presented as part of “Value Added Service”) that was entered in 2010 between Lintasarta and MOCIT.

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp1,278.2 billion in 2010 to Rp1,250.0 billion in 2011. Operating revenues from international calls and fixed wireless access services represented 74.7% and 15.4%, respectively, of fixed telecommunications services operating revenues in 2011. The remaining 9.9% of fixed telecommunications services operating revenues in 2011 was generated by fixed line. Revenues from international calls decreased from Rp993.2 billion in 2010 to Rp934.0 billion in 2011 due to a decrease in outgoing IDD traffic from Indosat and non-Indosat subscribers. The total volume of international calls from our “001” and “008” gateways increased by 11.4% from 2,186.9 million minutes in 2010 to 2,437.0 million minutes in 2011. Total incoming traffic increased by 15.5% from 1,723.9 million minutes in 2010 to 1,991.7 million minutes in 2011, primarily due to volume commitments from foreign telecommunications operators. Outgoing traffic decreased by 3.8% from 463.0 million minutes in 2010 to 445.3 million minutes in 2011 due to the decrease in volume commitments from foreign telecommunications operators.

Operating Expenses

Operating expenses increased by Rp1,267.0 billion, or 7.9%, from Rp16,106.5 billion in 2010 to Rp17,373.5 billion in 2011, primarily due to increases in personnel expenses, cost of services expenses, depreciation and amortization expenses and marketing expenses. This increase was offset in part by a decrease in administration and general expenses, gain on foreign exchange and others—net.

Personnel expenses increased by Rp476.9 billion, or 33.2%, from Rp1,435.7 billion in 2010 to Rp1,912.6 billion in 2011, primarily due to an increase in compensation expense related to the severance packages provided to participants in the VSS program, which was launched in January 2011 and completed in June 2011 for the Company and which was launched in December 2011 by Lintasarta, a subsidiary.

Cost of services expenses increased by Rp248.1 billion, or 3.4%, from Rp7,299.3 billion in 2010 to Rp7,547.4 billion in 2011, primarily as a result of increased Governmental levies on frequency fees and 3G spectrum fees, increases in BlackBerryTM license fees and the cost of SIM cards and pulse reload vouchers.

Depreciation and amortization expenses increased by Rp467.2 billion or 7.7%, from Rp6,102.1 billion in 2010 to Rp6,569.3 billion in 2011, primarily as a result of the continued growth of our fixed asset base. The total cost of our property and equipment increased from Rp78,537.6 billion in 2010 to Rp83,056.2 billion.

Marketing expenses increased by Rp76.5 billion, or 9.8%, from Rp779.2 billion in 2010 to Rp855.7 billion in 2011, driven primarily by an increase in advertising and promotional expenses in large part related to our “50 Million Customer” campaign, a promotional campaign launched in October 2011 celebrating our attainment of over 50 million customers.

General and administration expenses decreased by Rp35.6 billion, or 6.1%, from Rp585.1 billion in 2010 to Rp549.5 billion in 2011, primarily due to a decrease in provision for the impairment of receivables.

We recorded a lower gain on foreign exchange from Rp174.1 billion in 2010 to Rp90.9 billion in 2011 primarily due to a decrease in our cash and U.S. dollar-denominated cash and cash equivalents due to payment of loans and procurement payable. Our U.S. dollar-denominated cash and cash equivalents significantly decreased from US$111.8 million as of December 31, 2010 to US$53.3 million as of December 31, 2011.

We recorded others—net expenses of Rp29.8 billion in 2011, a decrease of Rp49.4 billion compared to Rp79.2 billion in 2010, primarily due to a decrease in tax expense and related penalties, which was partially offset by a decrease in both submarine cable restoration revenue and dividend income from our investment in equity ASEAN Cableship Pte Ltd.

Operating Income

As a result of the above factors, operating income decreased by Rp487.5 billion, or 13.4%, from Rp3,645.6 billion in 2010 to Rp3,158.1 billion in 2011.

Other Expenses-Net

Other expenses-net decreased by Rp489.5 billion, from Rp2,322.5 billion in 2010 to Rp1,833.0 billion in 2011, primarily due to an increase gain on foreign exchange gains on changes in fair value of derivatives and a decrease in financing costs.

Gain on foreign exchange-net of Rp318.2 billion in 2010 decreased to a loss of Rp54.2 billion in 2011. The exchange rate decreased from Rp8,991 : US$1 as of December 31, 2010 to Rp9,068 : US$1 as of December 31, 2011.

We recorded a gain on change in fair value of derivatives-net of Rp57.9 billion, representing an increase of Rp506.7 billion, over a loss on change in fair value of derivatives-net of Rp448.8 billion in 2010 due to the depreciation of the Indonesian rupiah against the U.S. dollar.

We recorded a decrease in interest income to Rp92.6 billion in 2011, which represented a decrease of Rp53.6 billion, or 36.6%, from Rp146.2 billion in 2010, due to our lower average cash balance.

We recorded a decrease in financing cost to Rp1,929.3 billion in 2011, which represented a decrease of Rp408.8 billion, or 17.5%, from Rp2,338.1 billion in 2010 as a result of lower interest rate for our debt in 2011 and a decrease in total debt overall.

Income Tax Expense-Net

We recorded income tax expense—net of Rp269.3 billion in 2011 compared to Rp432.6 billion in 2010. The decrease in income tax expense-net was primarily due to a decrease in income before tax resulting from a decrease in operating income and gain on foreign exchange.

Profit attributable to Owners of the Company

Our net profit increased by Rp145.5 billion, or 17.9%, from Rp812.6 billion in 2010 to Rp958.1 billion in 2011 due to the foregoing factors.

Segment Results

	For the years ended December 31,
	2010		2011		2012
	Rp	%	Rp	%	Rp	US$	%
	(Restated)		(Restated)
	(Rp in billions, US$ in millions, except percentages)
Segmented Operating Revenues
Cellular services	15,821.1	80.4	16,587.4	80.8	18,489.3	1,912.0	82.5
MIDI services	2,591.8	13.1	2,694.2	13.1	2,909.8	300.9	13.0
Fixed telecommunications	1,278.2	6.5	1,250.0	6.1	1,021.5	105.6	4.5

Total operating revenues	19,752.1	100.0	20,531.6	100.0	22,420.6	2,318.5	100.0

Segmented Operating Expenses
Cellular services	12,895.1	79.6	13,794.2	79.1	16,481.7	1,704.4	81.7
MIDI services	1,989.6	12.3	2,301.7	13.2	2,384.5	246.6	11.8
Fixed telecommunications	1,316.7	8.1	1,338.7	7.7	1,296.6	134.1	6.5

Total operating expenses	16,201.4	100.0	17,434.6	100.0	20,162.8	2,085.1	100.0

Segmented Operating Income
Cellular services	2,987.0	84.1	2,793.2	90.2	2,007.6	207.6	88.9
MIDI services	602.2	17.0	392.5	12.6	525.3	54.3	23.3
Fixed telecommunications	(38.5)	(1.1)	(88.7)	(2.8)	(275.1)	(28.5)	(12.2)

Total operating income	3,550.7	100.0	3,097.0	100.0	2,257.8	233.4	100.0

Cellular Services

Cellular services operating income decreased by Rp785.6 billion from Rp2,793.2 billion in 2011 to Rp2,007.6 billion (US$207.6 million) in 2012 mainly due to a significant increase in depreciation of cellular equipment resulting from the decrease in useful lives of such equipment from 10 years to eight years, an increase in SMS interconnection charges as a result of the implementation of the new SMS interconnection scheme, an increase in Governmental levies on frequency fees and 3G spectrum fees and an increase in BlackBerry license fees. Such increases were offset by the increase in cellular services operating revenues mainly due to an increase in usage from a higher number of subscribers, revenues from value-added services driven by higher SMS usage, and SMS interconnection revenues.

Cellular services operating income decreased by Rp193.8 billion from Rp2,987.0 billion in 2010 to Rp2,793.2 billion in 2011 mainly due to the increase in BlackBerry license fees, the additional personnel expenses under the VSS program in 2011, and increased Government levies on frequency fees. These increased expenses offset the increase in cellular services operating revenues which were mainly due from the increase in the number of subscribers and from tower leasing activities.

MIDI Services

MIDI services operating income increased by Rp132.8 billion from Rp392.5 billion in 2011 to Rp525.3 billion (US$54.3 million) in 2012 mainly due to higher revenue from IP VPN and increased value-added services coming from “Desa Pinter” projects entered between Lintasarta and MOCIT. These increased revenues offset the increase in operating expenses from MIDI services, which were mainly due to increased leased circuit and installation expenses related to the “Desa Pinter” projects, which are projects relating to public internet provision in rural areas or villages.

MIDI services operating income decreased by Rp209.7 billion from Rp602.2 billion in 2010 to Rp392.5 billion in 2011 mainly due to the additional personnel expenses under the VSS program in 2011 and an increase in Government levies on concession fees. These increased expenses offset the increase in operating revenues from MIDI services, which were mainly due to an increase in the number of customers.

Fixed Telecommunication Services

Fixed telecommunications services operating losses increased by Rp186.4 billion from Rp88.7 billion in 2011 to Rp275.1 billion (US$28.5 million) in 2012, mainly due to the decrease in fixed telecommunications services operating revenue of Rp228.5 billion, netted with the decrease in fixed telecommunications services operating expenses due to lower interconnection fees that we pay to overseas telecommunication operators.

Fixed telecommunications services operating losses increased by Rp50.2 billion from Rp38.5 billion in 2010 to Rp88.7 billion in 2011, mainly due to the decrease in fixed telecommunications services operating revenue of Rp28.2 billion and the increase in fixed telecommunications services operating expenses, which were, in turn, driven by higher interconnection fees that we pay to overseas telecommunication operators.

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

We believe our current cash and cash equivalents, cash flow from operations and available sources of financing, as well as a portion of cash proceeds from the Tower Sale Transaction completed in 2012, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future. Nonetheless, if global or Indonesian economic conditions worsen, competition or product substitution accelerates beyond current expectations or the value of the Indonesian rupiah depreciates significantly against the U.S. dollar, our net cash flow from operating activities may decrease and the amount of required capital expenditures in Indonesian rupiah terms may increase, any of which may negatively impact our liquidity.

Cash Flows

The following table sets forth certain information regarding our historical cash flows:

	For the years ended December 31,
	2010	2011	2012
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
Net cash flows:
Provided by operating activities	6,848.6	7,320.1	6,989.4	722.8
Used in investing activities	(5,970.7)	(6,037.9)	(2,688.9)	(278.1)
Used in financing activities	(1,629.7)	(1,135.4)	(2,647.5)	(273.8)
Net Foreign Exchange differences from cash and cash equivalent	(9.7)	2.2	40.0	4.1

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp6,848.6 billion, Rp7,320.1 billion and Rp6,989.4 billion (US$722.8 million) for 2010, 2011 and 2012, respectively. In 2012, net cash provided by operating activities decreased primarily due to an increase in cash paid to authorities, other operators and suppliers and others and an increase in financing costs.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp5,970.7 billion, Rp6,037.9 billion and Rp2,688.9 billion (US$278.1 million) for 2010, 2011 and 2012, respectively. Net cash used in investing activities for 2010, 2011 and 2012 has been driven primarily by acquisitions of property and equipment, totaling Rp6,495.1 billion, Rp6,048.0 billion and Rp5,765.9 billion (US$596.3 million), respectively, as we expanded our network coverage and capacity during those years. In 2012, cash proceeds from the Tower Sale Transaction amounted to US$326.3 million (equal to approximately Rp3,092.9 billion), which was offset by acquisitions of property and equipment of Rp5,765.9 billion (US$596.3 million). The property and equipment purchased consisted primarily of exchange and network assets, subscribers’ apparatus and other equipment and buildings and improvements to building leased property.

Net Cash Used in Financing Activities

Net cash used in financing activities amounted to Rp1,629.7 billion, Rp1,135.4 billion and Rp2,647.5 billion (US$273.8 million) in 2010, 2011 and 2012, respectively. Net cash used in financing activities in 2012 related primarily to repayment of short-term and long-term debts which was partially offset by proceeds from long-term loans and bonds payable.

Principal Indebtedness

The following table sets forth our outstanding borrowings as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
Short term loan (net of unamortized issuance costs)	—	1,499.3	299.5	31.0
Loans payable (net of unamortized issuance costs and unamortized consent fees, and current maturities)	7,666.8	6,425.8	3,703.8	383.0
Bonds payable (net of unamortized issuance costs, unamortized discount, unamortized consent fees, and current maturities)	12,114.1	12,138.4	13,986.5	1,446.4
Current maturities of loans payable	3,184.1	3,300.5	2,669.2	276.0
Current maturities of bonds payable	1,098.1	42.0	1,329.2	137.5

The decrease in loans payable (net of unamortized issuance cost, unamortized consent fee and current maturities) to Rp3,703.8 billion (US$383.0 million) as of December 31, 2012 from Rp6,425.8 billion as of December 31, 2011 was primarily due to installment payments made with respect to debt during 2012.

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

Set forth below are calculations of our historical financial ratios that are contained in our financial covenants under IFAS as required by our debt agreements.

		As of and for the years ended December 31,
	Ratio Required	2010	2011	2012
		Rp	Rp	Rp	US$
		(Restated)	(Restated)
		(Rp in billions, US$ in millions)
Financial Position and Comprehensive Income Data:
Short term loan		—	1,499.3	299.5	31.0
Current maturities from:
Loans payable		3,184.1	3,300.5	2,669.2	276.0
Bonds payable		1,098.1	42.0	1,329.2	137.5
Loans payable—net of current maturities:
Related party		997.0	—	—	—
Third parties		6,669.8	6,425.8	3,703.8	383.0
Bonds payable—net of current maturities		12,114.1	12,138.4	13,986.5	1,446.4
Unamortized issuance cost, consent solicitation fees and discounts		336.1	266.1	235.2	24.3

Total Debt(1)		24,399.2	23,672.1	22,223.4	2,298.2

Total Assets		53,325.1	53,233.0	55,225.1	5,711.0
Total Liabilities		35,069.7	34,263.9	35,829.7	3,705.2
Total Equity(2)		18,255.4	18,969.1	19,395.4	2,005.8
Operating Income		3,645.6	3,158.2	3,180.6	328.9
Depreciation and Amortization		6,102.1	6,569.3	8,284.0	856.7
EBITDA(3)		9,747.6	9,727.5	11,464.6	1,185.6
Interest Expense(4)		2,080.3	1,700.1	1,709.9	176.8

Financial Ratios:
Debt to Equity ratio(5)	<2.50x	1.31x	1.22x	1.32x	1.32x
Debt to EBITDA ratio(6)	<3.50x	2.50x	2.43x	2.43x	2.43x
EBITDA to Interest Expense ratio(7)	>3.00x	4.69x	5.72x	6.16x	6.16x

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

all obligations of such person in relation to procurement payables constituting accounts payable to such person’s suppliers which bear interest or on which interest accrues and payment for such accounts payable is due more than six (6) months after the relevant invoice date, but, in relation to any member of the Company or its subsidiaries (together the “Group”), or the Group, deducting all indebtedness advanced by any (direct or indirect) shareholder of the Company to such member of the Group which is subordinated to any indebtedness falling under paragraph (a) above or this paragraph (b).

(2)

We define equity as total stockholders’ equity and minority interest. According to the amended definition, “Equity” means total assets less total liabilities, where total liabilities exclude all indebtedness advanced by any (direct or indirect) shareholder of the Company to any member of the Group which is subordinated to any Debt.

(3)

We have defined EBITDA as earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense, depreciation and minority interest in net income of subsidiaries as reported in the consolidated financial statements prepared under IFAS. EBITDA is not a standard measure under either IFAS or IFRS. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either IFAS or IFRS, or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. According to the amended definition, “EBITDA” means, for any period, an amount equal to the sum of operating income (calculated before finance costs, taxes, non-operating income or expenses and extraordinary and exceptional items) plus depreciation and amortization and, in the case of any testing or calculation of the ratio of aggregate Debt of the Group, to EBITDA of the Group after giving pro forma effect to any material acquisition or disposal of assets or businesses as if such acquisition or disposal had occurred on the first day of such period. The following table reconciles our net income under IFAS to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2010	2011	2012
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
EBITDA under IFAS	9,635.7	9,664.0	10,540.0	1,090.0
Amortization of goodwill	(226.4)	—	—	—
Interest income	146.2	92.6	133.5	13.8
Financing cost (including interest expense)	(2,338.1)	(1,929.4)	(2,077.3)	(214.8)
Gain (loss) on change in fair value of derivatives—net	(418.1)	57.9	5.0	0.5
Others—net	(85.2)	(39.1)	878.0	90.8
Gain on foreign exchange—net	492.4	36.7	(744.6)	(77.0)
Income tax expense—net	(378.4)	(264.6)	25.8	2.7
Depreciation and amortization	(6,091.1)	(6,558.2)	(8,272.8)	(855.5)
Equity in net loss of associated company	—	—	0.1	0.0
Profit attributable to non controlling interest	(76.5)	(98.1)	(112.2)	(11.6)

Profit for the year attributable to owners of the Company under IFAS	666.2	968.7	375.1	38.1

The following table reconciles our EBITDA under IFAS to IFRS for the periods indicated:

	For the years ended December 31,
	2010	2011	2012
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
EBITDA under IFAS	9,635.7	9,664.0	10,540.0	1,090.0
Deferred connection fees	17	2.4	1.8	0.1
EBITDA under IFRS*	9,652.7	9,666.4	10,541.8	1,090.1

*	See “Item 3: Key Information—Selected Financial and Other Data” for reconciliation of our EBITDA under IFRS to our profit attributable to owners of the Company under IFRS.
(4)	“Interest Expense” means, for any period, interest expense on Debt.
(5)	Using IFRS results, Total Debt would be Rp24,399.2 billion, Rp23,672.1 billion and Rp22,223.4 billion (US$2,298.2 million) as of December 31, 2010, 2011 and 2012, respectively, and Total Stockholders’

Equity would be Rp18,680.2 billion, Rp19,392.5 billion and Rp19,809.1 billion (US$2,048.5 million) as of December 31, 2010, 2011 and 2012, respectively, resulting in a Debt to Equity ratio of 131%, 122% and 112% as of December 31, 2010, 2011, and 2012, respectively.

(6)

Using IFRS results, Total Debt would be Rp24,399.2 billion, Rp23,672.1 billion and Rp22,223.4 billion (US$2,298.2 million) as of December 31, 2010, 2011 and 2012, respectively, and EBITDA would be Rp9,652.7 billion, Rp9,666.4 billion and Rp10,541.8 billion (US$1,090.1 million) for the year ended December 31, 2010, 2011 and 2012, respectively, resulting in a Debt to EBITDA ratio of 250%, 243% and 194% as of December 31, 2010, 2011 and 2012, respectively.

(7)

Using IFRS results, EBITDA would be Rp9,652.7 billion, Rp9,666.4 billion and Rp10,541.8 billion (US$1,090.1 million) for the year ended December 31, 2010, 2011 and 2012, respectively, and Interest Expense would be Rp2,080.3 billion, Rp1,700.1 billion and Rp1,709.9 billion (US$176.8 million) for the year ended December 31, 2010, 2011 and 2012, respectively, resulting in an EBITDA to Interest Expense ratio of 469%, 572% and 616% as of December 31, 2010, 2011, and 2012 respectively.

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions.

The following table summarizes our primary long-term indebtedness (including short term loans) and bonds payable as of December 31, 2010, 2011 and 2012.

	As of December 31,
	2010	2011	2012
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
Bonds Payable:
Guaranteed Notes Due 2020—net of unamortized discount and unamortized notes issuance cost	5,749.6	5,809.6	6,188.9	640.0
Eighth Indosat Bonds—net of unamortized bonds issuance cost	—	—	2,691.5	278.3
Fifth Indosat Bonds—net of unamortized bonds issuance cost	2,589.0	2,590.9	2,592.9	268.1
Seventh Indosat Bonds—net of unamortized bonds issuance cost	1,294.6	1,295.6	1,296.6	134.1
Sixth Indosat Bonds—net of unamortized bonds issuance cost	1,074.6	1,076.4	1,078.4	111.5
Indosat Sukuk Ijarah III—net of unamortized bonds issuance cost and consent solicitation fees	567.4	568.5	569.6	58.9
Indosat Sukuk Ijarah II—net of unamortized bonds issuance cost and consent solicitation fees	398.5	398.9	399.3	41.3
Indosat Sukuk Ijarah V—net of unamortized bonds issuance cost and consent solicitation fees	—	—	299.1	30.9
Indosat Sukuk Ijarah IV—net of unamortized bonds issuance cost	199.1	199.2	199.4	20.6
Second Indosat Bonds—net of unamortized consent solicitation fees	199.3	199.4	—	—
Limited Bonds II issued by Lintasarta	25.0	25.0	—	—
Limited Bonds I issued by Lintasarta	17.0	17.0	—	—
Fourth Indosat Bonds—net of unamortized bonds issuance cost	813.6	—	—	—
Indosat Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost and consent solicitation fees	284.5	—	—	—

Total bonds payable	13,212.2	12,180.4	15,315.7	1,583.7
Less current maturities—net of unamortized bonds issuance cost and consent solicitation fees	1,098.1	42.0	1,329.2	137.5

Bonds Payable: Non-current portion	12,114.1	12,138.4	13,986.5	1,446.2

Loans Payable (including short term loans):
Related Party—net of unamortized debt issuance cost and consent solicitation fees	1,297.0	2,498.1	299.5	31.0
Third parties—net of unamortized debt issuance cost and consent solicitation fee and unamortized debt discount	9,553.9	8,727.5	6,373.0	659.1

Total loans payable	10,851.0	11,255.6	6,672.5	690.1
Less current maturities	3,184.1	4,829.8	2,968.7	307.1

Loans payable: Non-current portion	7,666.8	6,425.8	3,703.8	383.0

Indosat Bonds

The specific terms of each of our Second Indosat Bonds, Third Indosat Bonds, Fourth Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds, Seventh Indosat Bonds and Eighth Indosat Bonds (the “Indosat Bonds”), are discussed below. The Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari-passu with our other unsecured debt. We agreed to certain covenants in connection with the issuance of the Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•

a ratio of total debt to EBITDA of less than 3.5 to 1.0, as reported in each annual consolidated financial report, except for the Eighth Indosat Bonds in connection with the issuance of which we agreed to maintain the ratio of total net debt to EBITDA of less than 4.0 to 1.0;

•

a debt to equity ratio of 2.5 to 1.0, as reported in each quarterly consolidated financial report, except for the Eighth Indosat Bonds in connection with the issuance of which we agreed to maintain the ratio of total net debt to equity of 2.5 to 1.0; and

•

a ratio of EBITDA to interest expense, as reported in each annual consolidated financial report of at least 3.0 to 1.0. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Indosat Bonds, and obtained consents to amend the definitions of “Debt” “EBITDA”, to include new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1.0 to 2.5 to 1.0 in the trustee agreement governing these bonds, pursuant to the terms of the deed of amendment for the Second, Third, Fourth, Fifth and Sixth Indosat Bonds.

Second Indosat Bonds. On November 6, 2002, we issued our Indosat Bonds II (the “Second Indosat Bonds”), with fixed and/or floating rates, the only outstanding series of which are the Series B bonds. The Series B bonds, with an original face value of Rp200.0 billion, bear interest at a fixed rate of 16.0% per annum and are payable quarterly for 30 years beginning February 6, 2003. We have the right to redeem the Series B bonds, in whole but not in part, on each of the 10th, 15th, 20th and 25th anniversaries of the issuance of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds have a put right that allows such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds is reduced to “AA-” or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the issuance of the Series B bonds. The Series B bonds mature on November 6, 2032. On November 6, 2012, we exercised our right to redeem in full the remaining outstanding aggregate principal amount of Second Indosat Bonds at the redemption price of 101%.

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

Sixth Indosat Bonds. On April 9, 2008, we issued our Indosat Bonds VI (the “Sixth Indosat Bonds”), in two series with a total face value of Rp1,080.0 billion. The Series A bonds, which have a face value of Rp760.0 billion, will mature on April 9, 2013 and the Series B bonds, which have a face value of Rp320.0 billion will mature on April 9, 2015. The Series A bonds bear interest at a fixed rate of 10.25% per annum and the Series B bonds bear fixed interest rate of 10.80% per annum. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at market price, either temporarily or for the purpose of early settlement. On April 9, 2013, the Series A Sixth Indosat Bonds were paid in full.

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

Eighth Indosat Bonds. On June 28, 2012, we issued our Indosat Bonds VIII (the “Eighth Indosat Bonds”), in two series with a total face value of Rp2,700.0 billion. The Series A bonds, which have a face value of Rp1,200.0 billion, will mature on June 27, 2019 and the Series B bonds, which have a face value of Rp1,500.0 billion, will mature on June 27, 2022. The Series A bonds bear interest at a fixed rate of 8.625% per annum and the Series B bonds bear interest at a fixed rate of 8.875% per annum. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at market price, either temporarily or for the purpose of early settlement.

Guaranteed Notes Due 2020

On July 29, 2010 we, through Indosat Palapa Company B.V. (“Indosat Palapa”) issued our Guaranteed Notes due 2020 with a total face value of US$650.0 million. The notes were issued at 99.478% of their principal amount and mature on July 29, 2020. The notes bear interest at the fixed rate of 7.375% per annum payable in semi-annual installment due on January 29 and July 29 of each year, commencing January 29, 2011. The notes will be redeemable at the option of Indosat Palapa, in whole or in part, at any time on or after July 29, 2015 at prices equal to 103.6875%, 102.4583%, 101.2292% and 100% of the principal amount during the 12-month period commencing July 29, 2015, 2016, 2017 and 2018 and thereafter, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to July 29, 2013, Indosat Palapa may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of us at a price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at option of Indosat Palapa or us, in whole but not in part, at any time, at a price equal to 100% of principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date any additional amounts, in the event of certain changes effecting withholding taxes in Indonesia and the Netherlands. Upon a change in control of Indosat (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of our assets), holders of the notes have the right to require Indosat Palapa to repurchase all or any part of such holders’ notes at a purchase price equal to 101% of principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

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

Based on the notes indenture, we are required to comply with certain conditions, such as maintaining certain financial ratios. On June 5, 2012, Indosat Palapa amended the indenture governing the Guaranteed Notes due 2020 in accordance with the consent solicitation statement and related materials, dated May 21, 2012, upon its receipt and acceptance of the requisite number of consents from holders of record of the notes. On February 7, 2012, Indosat entered into an Asset Purchase Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Indonesia, for the sale and leaseback of 2,500 wireless telecommunications towers. The amendments amended the existing exceptions in the indenture governing the Guaranteed Notes due 2020 with respect to qualified tower sales to permit Indosat to consummate the transactions contemplated by the Asset Purchase Agreement and add additional exceptions for dispositions of active infrastructure assets, such as fiber, transmission equipment and radio access network, to joint venture entities with which Indosat may enter into network sharing arrangements, without seeking the consent of holders.

Export Credit Facility

On May 12, 2006, we entered into a term facility agreement with Finnish Export Credit Ltd as the original lender, and The Royal Bank of Scotland, N.V. (formerly known as ABN Amro Bank, N.V.) as the facility agent, for an export credit facility (the “Export Credit Facility”) in the aggregate principal amount of US$38.0 million. The Export Credit Facility tenor is 60 months from the date of the agreement and payments must be made in ten equal installments distributed evenly over the life of the facility. The Export Credit Facility has an interest rate of 4.15% per annum, which was calculated with reference to the commercial interest reference rate for U.S. dollars. Once amounts under the Export Credit Facility have been drawn down and repaid, such amounts do not become available for borrowing on a revolving basis. The Export Credit Facility contains certain financial covenants. During 2009 and 2010, we paid installments on this facility in the amount of US$7.6 million and US$7.6 million, respectively and in May 2011, we repaid the remaining outstanding balance under this facility.

Syari’ah Ijarah Bonds (Sukuk Ijarah)

The specific terms of each of our First Syari’ah Ijarah Bonds, Second Syari’ah Ijarah Bonds, Third Syari’ah Ijarah Bonds, Fourth Syari’ah Ijarah Bonds and Fifth Fyari’ah Ijarah Bonds (the “Syari’ah Ijarah Bonds”), are discussed below. The Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt.

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

Third Syari’ah Ijarah Bonds. On April 9, 2008, we issued our Sukuk Ijarah Indosat III (the “Third Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Third Syari’ah Ijarah Bonds have a total face value of up to Rp570.0 billion and mature in April 9, 2013. Holders of the Third Syari’ah Ijarah Bonds receive an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee expected to be paid to the holders of the Third Syari’ah Ijarah Bonds is Rp58.4 billion per annum. After the first anniversary of the issuance of the Third Syari’ah Ijarah Bonds, we have the right to buyback part or all of such bonds at the then-prevailing market price. On April 9, 2013, these bonds were paid in full.

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

Fifth Syari’ah Ijarah Bonds. On June 28, 2012, we issued our Sukuk Ijarah Indosat V (the “Fifth Syari’ah Ijarah Bonds”), which contain terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Fifth Syari’ah Ijarah Bonds have a total face value of up to Rp300.0 billion and will mature on June 27, 2019. Holders of the Fifth Syari’ah Ijarah Bonds receive an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee expected to be paid to the holders of the Fifth Syari’ah Ijarah Bonds is Rp25.9 billion per annum. After the first anniversary of the issuance of the Fifth Syari’ah Ijarah Bonds, we have the right to buyback part or all of such bonds at the then-prevailing market price.

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

The loan agreement provides an option for GSI to convert the loan into a U.S. dollar loan of US$50.0 million on May 30, 2012 (the “Conversion Option”). The fair value of the Conversion Option is presented as part of long-term debt. If GSI exercises such option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% on the principal amount of US$50.0 million. On May 30, 2012, GSI exercised the Conversion Option to convert the loan into a U.S. dollar loan of US$50.0 million as a result of which the loan bears interest at the fixed annual rate of 6.45% on the principal amount of US$50.0 million. The principal amount in U.S. dollars and interest thereon will be due on May 30, 2013.

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

Bank Central Asia Loan Facilities

On August 28, 2007, we obtained a five-year Rp1,600.0 billion unsecured credit facility from Bank Central Asia (“BCA”) for the repayment of our Syndicated Loan Facility II and the purchase of telecommunications equipment. The loan bears (i) fixed annual interest rates for the first two years (9.75% on the first year and 10.5% on the second year) and (ii) floating interest rates for the remaining years based on the prevailing annual rate of three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. On September 20, 2007, we obtained an additional credit facility of Rp400.0 billion from BCA. As a result, the aggregate principal amount under our credit facility with BCA is Rp2,000.0 billion. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. On September 27, October 26 and December 27, 2007, we made the first, second and third loan drawdowns totaling Rp2,000.0 billion. Under the loan agreement, we have agreed to certain covenants, including maintenance covenants, which are similar to the covenants contained in the Indosat Bonds. On September 27, 2008, September 25, 2009, September 27, 2010, and September 27, 2011, we paid the first, second, third and fourth semi-annual installment amounting to Rp200.0 billion, Rp200.0 billion, Rp300.0 billion and Rp300.0 billion, respectively. On September 27, 2012, we repaid in full the remaining outstanding amount under this facility amounting to Rp1,000.0 billion.

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

On February 17, 2012 and March 17, 2012, we repaid an amount of Rp200.0 billion each. On March 30, 2012 and June 21, 2012, we made drawdowns of Rp200.0 billion and Rp400.0 billion, respectively. On May 30, 2012, June 29, 2012, July 5, 2012 and August 2, 2012, we repaid outstanding amounts of Rp200.0 billion, Rp200.0 billion, Rp650.0 billion and Rp650.0 billion, respectively. On September 26, 2012, September 28, 2012, December 12, 2012 and December 26, 2012, we made drawdowns of Rp200,0 billion, Rp500.0 billion, Rp150.0 billion and Rp150.0 billion, respectively.

Bank Mandiri Loan Facilities

On September 18, 2007, we obtained a five-year unsecured credit facility from Bank Mandiri amounting to Rp2,000.0 billion for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of average three-month JIBOR plus 1.5% per annum; all interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the signing date of the agreement. On September 27 and December 27, 2007, we made the first and second loan drawdowns totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintaining certain financial ratios. On September 27, 2008, September 25, 2009, September 27, 2010 and September 27, 2011, we paid the first, second, third and fourth annual installments, amounting to Rp200.0 billion, Rp200 billion, Rp300 billion and Rp300.0 billion, respectively. On March 23, 2009, we entered into an agreement with Bank Mandiri to amend the definitions of “EBITDA”, to insert new definitions for “Debt”, “Equity”, and “Group” and to change the ratio of Debt to Equity in the loan agreement governing this loan facility. On September 14, 2012, we repaid in full the remaining outstanding amount under this facility amounting to Rp1,000.0 billion.

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

On February 2, 2012, we repaid an amount of Rp200.0 billion outstanding under this facility. On March 28, 2012, we made a drawdown of Rp200.0 billion. On May 14, 2012, we repaid an amount of Rp200.0 billion outstanding under this facility. On June 21, 2012, we made a drawdown of Rp.200.0 billion. On June 29, 2012, July 5, 2012 and August 2, 2012, we repaid an amount of Rp200.0 billion, Rp650.0 billion and Rp650.0 billion, respectively. On December 12, 2012 and December 26, 2012, we made a drawdown of Rp150,0 billion each.

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

HSBC Satellite Financing and Loan Facility

On November 27, 2007, we signed two unsecured facility agreements with HSBC France and one unsecured facility agreement with The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC Jakarta”) to finance our new telecommunications satellite. These combined export credit and commercial financing facilities consist of the following:

•

a 12-year term facility agreement amounting to US$157.2 million to finance the payment of 85.0% of the French Content under the Palapa-D satellite contract, plus 100% of the COFACE Premium, as such terms are defined in the facility agreement. The loan bears fixed annual interest at a fixed rate of 5.69% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010, March 29, 2011, September 29, 2011, March 29, 2012 and September 28, 2012, we paid the first, second, third, fourth, fifth and sixth semi-annual installments amounting to US$7.9 million each;

•

a 12-year term facility agreement amounting to US$44.2 million to finance the payment of 85.0% of the amounts payable under the Launch Service Contract (as defined in the term facility agreement) with respect to our Palapa D Satellite. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 0.35% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010, March 29, 2011, September 29, 2011, March 29, 2012 and September 28, 2012, we paid the first, second, third fourth, fifth and sixth semi-annual installments amounting to US$2.2 million each; and

•

a nine-year Commercial Facility Agreement amounting to US$27.0 million to finance the construction and launch of the satellite and the payment of the premium associated with the medium-long term buyer credit insurance policy issued in connection with the Sinosure Facility. The loan bears floating interest rate based on U.S. dollars at LIBOR plus 1.45% per annum, which is payable semi-annually. On March 10, 2008, HSBC Jakarta transferred its rights and obligations under the Commercial Facility

Agreement to PT Bank CIMB Niaga Tbk and Bank of China Limited, Jakarta Branch. On November 27, 2009, May 27, 2010, November 29, 2010, May 26, 2011 and November 28, 2011, we paid the first, second, third, fourth and fifth semi-annual installments, respectively, amounting to US$1.4 million each. On May 29, 2012 and November 27, 2012 we paid the sixth and seventh semi-annual installments, respectively, amounting to US$2.0 million each.

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

In addition, on July 20, 2005, the Company entered into a Corporate Facility Agreement with HSBC, which has subsequently been amended several times, to finance our short term working capital needs. The facility consists of a combined limit in the amount of US$30.0 million, comprising a revolving loan facility with a limit of US$30.0 million (including revolving loans denominated in rupiah of up to Rp255.0 billion) and an overdraft facility with a limit of US$2.0 million (including a Rupiah-denominated overdraft facility of up to Rp17.0 billion). The expiration date of the facility is April 30, 2013. We have not drawn on this facility as of December 31, 2012.

ING/DBS Syndicated Loan Facility

On June 12, 2008, we entered into a US$450.0 million syndicated loan facility with 13 banks and financial institutions, with ING Bank N.V., Singapore Branch and DBS Bank Ltd. serving as arrangers. The amount of interest to be paid on the outstanding amount of the loan will be the aggregate of (i) the applicable margin of 1.85% per annum for non-Indonesian lenders or 1.90% per annum for lenders resident in Indonesia and (ii) LIBOR. The repayment of the loan drawdowns will be made in semi-annual installments commencing June 12, 2011. On June 10, 2011 and December 12, 2011, we made our first and second semi-annual repayments amounting to US$112.5 million and US$108.0 million, respectively. On February 24, 2009, we entered into an agreement with the majority lenders to amend the definitions of “Debt”, “EBITDA”, and “Equity” and the ratio of Debt to Equity in our ING/DBS Syndicated Loan Facility. Pursuant to the terms of the ING/DBS Syndicated Loan Facility agreement, as amended by the deed of amendment, we have agreed to certain covenants, including but not limited to the following maintenance covenants:

•	a ratio of total debt to EBITDA of less than 3.5 to 1;

•	a total debt to equity ratio of 2.5 to 1; and

•	a ratio of EBITDA to interest expense, as reported as at the end of each financial year and as at the end of each of the first three quarters of our financial year, of at least 2.5 to 1.

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

On September 26 and October 30, 2008, the Company received the first and second drawdowns from this credit facility totaling US$450.0 million. As of December 31, 2012, the outstanding balance owed on this facility totaled US$157.5 million.

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

On November 30, 2009, May 27, 2010, November 30, 2010, May 27, 2011, November 30, 2011, May 30, 2012 and November 30, 2012 the Company paid the first, second, third, fourth, fifth , sixth and seventh semi-annual installments, respectively, for Facility A amounting to US$7.1 million each. On August 28, 2010, February 28, 2011, August 25, 2011, February 28, 2012 and August 28, 2012 the Company paid the first, second, third, fourth and fifth semi-annual installment for Facility B amounting to US$11.1 million each. On May 27, 2011, November 30, 2011, May 27, 2012 and November 30, 2012 we paid the first, second, third and fourth semi-annual installment for Facility C amounting to US$4.3 million each.

Bank Sumitomo Mitsui Indonesia Loan Facilities

On December 26, 2012, we entered into a credit agreement providing for a three-year unsecured revolving credit facility from PT Bank Sumitomo Mitsui Indonesia in a maximum principal amount of Rp650.0 billion for working capital, capital expenditures and refinancing purposes. The interest rate for drawdowns is 1-month or 3-months JIBOR plus 1.25% per annum. This facility is available from December 26, 2012 to December 26, 2015. Each drawdown under this facility has a term of one or three months, which may be extended a further one or three months upon the submission of a written application for such an extension by Indosat to PT Bank Sumitomo Mitsui Indonesia. Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On December 27, 2012, we made our first drawdown of Rp100.0 billion.

Lintasarta

Lintasarta’s long-term debt comprises of certain investment credit facilities from CIMB Niaga Tbk, formerly PT Bank Niaga Tbk and unsecured limited bonds. As of December 31, 2012, the investment credit facility from CIMB Niaga was fully repaid.

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

Investment Credit Facility VI. On February 24, 2009, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp75.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears fixed annual interest at a fixed rate of 14.50% per annum (subject to change by CIMB Niaga based on market conditions), which is payable quarterly. The maturity date of the loan is August 24, 2012. The total outstanding principal amount of the loan as of December 31, 2012 was Rp22.5 billion, which is scheduled to be repaid in three installments on February 24, May 24, and August 24, 2012. On August 24, 2012, this facility was fully repaid.

Limited Bonds I. On June 2, 2003, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp40.0 billion, including our portion of Rp9.6 billion. Such limited bonds are unsecured and had an initial maturity date of June 2, 2006. The bonds bear interest at the fixed rate of 16.0% per annum for the first year and floating interest rates for the following years based on the average three-month time deposit rates of PT Bank Mandiri (Persero) Tbk, PT Bank Negara Indonesia (Persero) Tbk, PT Bank Rakyat Indonesia (Persero) Tbk and PT Bank Tabungan Negara (Persero) plus a 3.0% margin, with a maximum rate of 19.0% per annum and a minimum rate of 11.0% per annum. Interest is payable quarterly from September 2, 2003. On June 14, 2006, Lintasarta agreed with the holders to extend the maturity date from June 2, 2006 to June 2, 2009 and the nominal value of the limited bonds became Rp34.9 billion, including our portion of Rp9.6 billion. On June 2, 2009, Lintasarta repaid a portion of the limited bonds amounting to Rp8,303 million. On August 25, 2009, the agreement governing the Limited Bonds I was amended to amend the face value of the bonds to become Rp26.6 billion, including our portion of Rp9.6 billion, extend the maturity date to June 2, 2012 and to amend the floating interest rate to be based on JIBOR plus 4%, not to exceed 19%, with a minimum floating interest rate of 12.75%. On December 28, 2011, Lintasarta repaid a portion of the limited bonds amounting to Rp9.6 billion, which is our portion. On January 31, 2012, Lintasarta repaid the remaining Rp17.0 billion outstanding under these bonds.

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

On June 14, 2009, Lintasarta paid a portion of the Limited Bonds amounting to Rp6.2 billion. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60.0 billion, including our portion of Rp35.0 billion, to June 14, 2012 and to increase the minimum limit of the floating interest rates 12.75%. On August 25, 2009, the Limited Bonds II agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized. On December 28, 2011, Lintasarta repaid a portion of the Limited Bonds II amounting to Rp35.0 billion, which is our portion. Subsequently, on February 29, 2012, Lintasarta repaid the remaining Rp25.0 billion outstanding under these bonds.

Dividend Practice

Our shareholders determine dividend payouts at the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2010, 2011 and 2012 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2009, 2010 and 2011, respectively. We intend to continue to recommend paying dividends in such amounts to allow us to meet sound financial governance and investor expectations.

Capital Resources

We believe that our cash flow from operations and drawings from our existing credit facilities, as well as a portion of the cash proceeds from the Tower Sale Transaction completed in 2012, will provide sufficient financing for our anticipated capital expenditures, anticipated debt repayment and interest obligations and other operating needs under our current business plan. However, we face liquidity risks if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios.

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

Capital Expenditures

Historical Capital Expenditures

From January 1, 2010 through December 31, 2012, we had capital expenditures totaling Rp20,913.3 billion (US$2,162.7 million), which were primarily used to purchase equipment and services from foreign suppliers in connection with the development of our cellular network. We had capital expenditures of Rp8,407.5 billion (US$869.4 million) during the year ended December 31, 2012, with such investment predominantly focused on optimizing and enhancing the capacity and quality of our existing cellular, fixed and MIDI network and telecommunications infrastructure.

Capital Expenditures for 2013

Under our capital expenditure program for our various businesses, our planned capital expenditures are slightly more than the amounts spent in 2010, 2011 and 2012. Our capital expenditure program currently focuses on optimizing and enhancing the capacity and quality of our existing cellular, fixed and MIDI network and telecommunications infrastructure. For the years ended December 31, 2010, 2011 and 2012, our actual consolidated capital expenditures totaled Rp5,986.0 billion, Rp6,519.8 billion and Rp8,407.5 billion (US$869.4 million), respectively. During 2013, we intend to allocate approximately Rp8,627.5 billion (US$898.7 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2013 for capital expenditure commitments in prior periods, will result in approximately Rp11,358.7 billion (US$1,174.6 million) total actual capital expenditures for 2013. We intend to allocate our capital expenditures for 2013 as follows:

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

The foregoing amounts represent our budgeted investment plans; actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately at least 20.0% of our budget. As of December 31, 2012, we had commitments for capital expenditures of Rp11,358.7 billion (US$1,183.2 million), primarily relating to the enhancement and expansion of the capacity and coverage of our cellular network.

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

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. We expect to continue to finance our capital expenditures through such sources. In addition, we also applied a portion of the cash proceeds from the Tower Sale Transaction completed in 2012 towards funding capital expenditures. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2013, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

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

Goodwill and Other Intangible Assets

The consolidated financial statements and results of operations reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method of accounting which requires extensive use of accounting estimates and judgments to determine the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Estimating Useful Lives of Property and Equipment and Intangible Assets

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

Further details about the assumptions are given in Note 29 to our audited consolidated financial statements.

Recoverability of Deferred Income Tax Assets

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

Estimating Allowance for Impairment Losses on Receivables

If there is objective evidence that an impairment loss has been incurred in trade receivables, we estimate the allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

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

Determination of Fair Values of Financial Assets and Financial Liabilities

We carry certain financial assets and liabilities at fair values, which require extensive use of accounting estimates and judgments for the fair values of financial assets and liabilities. Where the fair value of financial assets and financial liabilities recorded in the statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Further details about the fair value measurement are given in Note 2f11 to our audited consolidated financial statements included elsewhere in this annual report.

Exchange of asset transactions

During 2010 to 2012, we entered into several contracts for the exchange of assets for certain of our existing cellular technical equipment with third party suppliers. For the exchange of assets transactions, we evaluate whether the transactions contain commercial substance based on IAS 16, which requires us to make judgments and estimates of the future cash flow and the fair value of the assets received and given up as a result of the transactions. Management considered the exchange of assets transactions to have met the criteria of commercial substance. However, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus any cash consideration paid.

Leases

We are a party to various lease agreements either as a lessee or a lessor in respect of certain property and equipment. As provided in IAS 17, “Leases,” a lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership and as an operating lease if it does not.

As a lessee, our finance leases are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in profit or loss.

An asset subject to a finance lease is depreciated over its useful life. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The current portion of obligations under finance leases are presented as part of Other Current Financial Liabilities. In contrast, operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

During the year ended December 31, 2012, following the evaluation of a sale and leaseback transaction, we reassessed the classification of all of our lease arrangements. Accordingly, we determined that the majority of our historical lease-in transactions were finance leases and that our historical lease-out transactions should have been classified as operating leases. See Note 2d—Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this annual report for the restatement relating to leases.

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

Determining whether a lease transaction is a finance lease or an operating lease is a complex issue and requires substantial judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from us. Careful and considered judgment is required on various complex aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification as a finance lease or operating lease determines whether the leased asset is capitalized and recognized in the consolidated statement of financial position. In sale-and-leaseback transactions, the classification of the leaseback arrangements determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the consolidated statement of comprehensive income immediately (operating lease).

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2012

Please see Note 2e—Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 19 for a discussion of new accounting standards that became effective subsequent to December 31, 2012 and their anticipated impact on our consolidated financial statements for the current and future periods.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the three years ended December 31, 2010, 2011 and 2012, we did not conduct significant research and development activities. In 2012, we obtained the license to use 900MHz for 3G services, which we expect will improve our data services quality as well as our capital expenditure and operational expenditure in the long run.

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

In January and December 2011, the Company and Lintasarta, respectively, each introduced an organizational restructuring which forms part of our transformation program that began in 2009 to increase our productivity and improve our longer-term operating results. We and Lintasarta each offered special compensation packages to employees who meet certain criteria as determined by us and Lintasarta respectively, and who opted to end their employment relationship with us or Lintasarta, respectively, as part of such organizational restructuring under our and Lintasarta’s voluntary separation scheme (“VSS Program”). As of December 31, 2011, there were 944 and 54 employees of the Company and Lintasarta, respectively, who participated in the VSS Program.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2012, we had contractual obligations in the amount of US$2,111.5 million in foreign currency denominated contracts and Rp17,556.7 billion in Indonesian rupiah-denominated contracts. The foreign currency denominated contractual obligations require payments totaling US$520.3 million in 2013, US$322.7 million from 2014 to 2015, US$275.3 million from 2016 to 2017 and US$993.1 million from 2018 and thereafter. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp3,762.7 billion in 2013, Rp5,752.4 billion from 2014 to 2015, Rp3,556.8 billion from 2016 to 2017 and Rp4,484.9 billion from 2018 and thereafter. The table below sets forth information relating to certain of our contractual obligations as of December 31, 2012:

	Payments due by the periods ending December 31
	Total		2013		2014-2015		2016-2017		2018 and thereafter
	Rp	US$	Rp	US$	Rp	US$	Rp	US$	Rp	US$
	(Rp in billions and US$ in millions)
Contractual obligations:
Short-term loan	300.0	—	300.0	—	—	—	—	—	—	—
Loans payable	1,100.0	557.2	—	276.7	1,100	138.4	—	101.8	—	40.3
Bonds payable	9,150.0	650.0	1,330.0	—	2,678.0	—	2,142.0	—	3,000.0	650.0
Interest payable on loans and bonds	4,811.9	532.7	1,140.2	84.8	1,602.2	146.8	1,093.4	129.5	976.1	171.6
Obligations under finance lease	1,155.8	229.4	111.2	16.6	214.5	37.5	321.3	44.0	508.8	131.3
Purchase obligations	881.3	142.2	881.3	142.2	—	—	—	—	—	—
Other non-current liabilities and non-current financial liabilities	157.7	—	—	—	157.7	—	—	—	—	—

Total contractual cash obligations	17,556.7	2,111.5	3,762.7	520.3	5,752.4	322.7	3,556.8	275.3	4,484.9	993.1

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards.

Board of Commissioners

Our Board of Commissioners consists of ten members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be nominated by the holder of the one Series A share. In accordance with regulations of the Indonesian Capital Market and Financial Institution Supervisory Agency, or BAPEPAM-LK, and Indonesia Stock Exchange rules, five commissioners have been designated as Independent Commissioners: George Thia Peng Heok, Rudiantara, Soeprapto S.IP, Chris Kanter and Richard Farnsworth Seney. As of April 24, 2013, our Board of Commissioners consisted of 10 members as listed below:

Name	Age	Commissioner Since	Position
Abdulla Mohammed S.A. Al Thani	53	2008	President Commissioner
Dr. Nasser Mohammed Marafih	52	2008	Commissioner
Richard Farnsworth Seney	58	2009	Independent Commissioner
Rachmat Gobel	50	2008	Commissioner
Rionald Silaban	47	2008	Commissioner
Beny Roelyawan	56	2012	Commissioner
George Thia Peng Heok	64	2008	Independent Commissioner
Rudiantara	53	2010	Independent Commissioner
Soeprapto S.IP	66	2005	Independent Commissioner
Chris Kanter	61	2010	Independent Commissioner

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

Dr. Nasser Mohammed Marafih has been a Commissioner at Indosat since August 2008 and is the Chairman of the Remuneration Committee and the Budget Committee. Dr. Marafih is the Chief Executive Officer (CEO) of the Qtel Group. He began his career at Qatar Telecom (Qtel) in 1992 as an expert advisor from the University of Qatar and was involved in the introduction of the first GSM service in the Middle East in February 1994. Dr. Marafih has spearheaded Qtel’s global growth in recent years, including Qtel’s acquisition of Wataniya Telecom, its strategic deal with AT&T to gain an equity stake in NavLink, Qtel’s strategic partnership with ST Telemedia in Singapore, as well as the company’s purchase of a controlling stake in Indosat. Dr. Nasser sits on the board of Directors of the GSM Association, which represents the interests of the worldwide mobile communications. Dr. Marafih holds a Bachelor of Science in Electrical Engineering, a Master of Science and a Ph.D. in Communication Engineering, all from George Washington University in the United States.

Richard Farnsworth Seney has been an Independent Commissioner since 2012. Mr. Seney has served as Chief Operating Officer of Qtel International (QI) from 2007 to 2011, President and Chief Executive Officer of MCT Corp. (including predecessors) from 1992 to 2007, Executive Vice President and General Manager of MCT Investors, L.P. from 1987 to 2002, and Executive Vice President and Chief Financial Officer of Charisma Communications Corporation from 1985 to 1987. Mr. Seney received a Bachelor degree in Commerce from the University of Virginia McIntire School of Commerce.

Rachmat Gobel has been a Commissioner since 2008. Currently he is the Chairman of the Gobel Group of companies that has operations in manufacturing, trading, services, integrated logistics management as well as food and hospitality, including industrial catering. In 1960, Gobel Group entered into a technical assistance agreement with Panasonic Corporation (formerly Matsushita Electric Industrial Co., Ltd.), one of the world’s leaders in electronics and electrical goods. Since 1970 Gobel Group has been the Indonesian joint venture partner of Panasonic. Mr. Gobel also holds other high level positions, including as a Commissioner of PT Smart Tbk., the Vice Chairman of the Board of Advisors of the Indonesian Chamber of Commerce and Industry (KADIN Indonesia/Kamar Dagang dan Industri Indonesia), the Vice Chairman of the Employers Association of Indonesia (APINDO/Asosiasi Pengusaha Indonesia), and the Chairman of the Federation of Electronic & Telematics Association (FGABEL). He has also been appointed as a member of the National Innovation Committee (KEN/Komite Inovasi Nasional) by President Susilo Bambang Yuhoyono. Mr. Gobel graduated with a Bachelor of Science degree in International Trade from Chuo University, Tokyo in 1987 and was awarded an Honorary Doctorate Degree from Takushoku University, Tokyo, Japan in 2002. In 2009, he received the prestigious “Distinguished Engineering Award in Manufacturing Technology” in the Field of Manufacturing Technology” (“Perekayasa Utama Kehormatan dalam Bidang Teknologi Manufaktur”) from the Agency for the Assessment and Application Technology (BPPT/Badan Pengkajian dan Penerapan Teknologi). In 2009, he also received the “BNSP-Competency Award” from the National Agency for Certification of Professions (BNSP/Badan Nasional Sertifikasi Profesi), Ministry of Manpower and Transmigration of the Republic of Indonesia. In 2011, he received the prestigious “Asian Productivity Organization Regional Award”, for his contributions to improving productivity in Indonesia’s industry sector and demonstrating the significant role of private-sector leaders in introducing sustainable development through Green Productivity and forging strategic partnerships with the rest of Asia and the Pacific, from the Asian Productivity Organization, Tokyo, Japan. Mr. Gobel is also actively involved in numerous social activities, including the Indonesian Red Cross.

Rionald Silaban has been a Commissioner since June 2008 and was appointed as a member of the Risk Management Committee in the same year. He currently serves as Senior Advisor to the Minister of Finance and, since 2008, as the Director of the Center for Policy Analysis and Harmonization of the Ministry of Finance in Indonesia. In the past he held several positions including Director of Fiscal Risk Management of the Ministry of Finance from 2006 to 2008, Senior Advisor at the World Bank in Washington D.C., U.S. from 2004 to 2006, Division Head in Secretariat General of the Ministry of Finance from 2002 to 2004, Head of the Assets Monitoring Division of the Indonesian Banking Restructuring Agency from 2000 to 2002, Division Head for Financial Service of the Legal Bureau of the Ministry of Finance from 1998 to 2000, Deputy Director for Privatization of Directorate General State-Owned Enterprise of the Ministry of Finance from 1997 to 1998, Head of Section of the Legal Bureau of the Ministry of Finance from 1994 to 1997 and Head of Secretariat for Privatization Committee of Ministry of Finance from 1994 to 1997. Mr. Silaban received a law degree from the University of Indonesia in 1989 and a LL.M. degree from the Georgetown University Law Center, Washington D.C. in the United States, in 1993.

Beny Roelyawan has been a Commissioner since June 2012. Since January 2006, Mr. Roelyawan has been serving as Deputy III in the State Intelligence Agency, Republic of Indonesia. He received Honorary Award of Satyalancana Karya Satya X in 2001 and Satyalancana Karya Satya XX in 2005. He holds a Bachelor degree in Economy Enterprises from the University of Diponegoro in Indonesia.

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

Rudiantara has been an Independent Commissioner since November, 2012. Currently, Mr. Rudiantara is the Chief Executive Officer of PT. Bukitasam Transpacific Railways and PT. Rajawali Asia Resources. Mr. Rudiantara previously held various positions, including Independent Commissioner and Chairman of the Audit Committee of PT. Telekomunikasi Indonesia Tbk from 2011 to 2012, Deputy Chief Executive Officer of PT. PLN (Persero), Deputy Chief Executive Officer PT. Semen Gresik (Persero), Tbk., Director PT Excelcomindo Pratama Tbk, COO PT Telekomindo Primabhakti, Commissioner PT. Excelcomindo Pratama, Commissioner Bank Pos and Director PT. Telekomunikasi Seluler Indonesia-Telkomsel. He received an MBA degree from IPPM (Institut Pendidikan dan Pembinaan Manajemen) and Bachelor degree in Statistic from the University of Padjadjaran in Indonesia.

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

The term of each of the Commissioners concludes at the close of the fourth annual general meeting of shareholders after the date of appointment, expiring in 2016 for the current Commissioners. A Commissioner may be removed prior to the expiration of his term of office at a general meeting of the shareholders. The Commissioners’ business address is Jalan Medan Merdeka Barat 21, Jakarta, 10110, Republic of Indonesia.

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be nominated by the holder of the one Series A share. As of April 24, 2013, our Board of Directors consisted of five members as listed below:

Name	Age	Director Since	Position
Alexander Rusli	42	2012	President Director & Chief Executive Officer
Fadzri Sentosa	49	2007	Director & Chief Wholesale and Infrastructure Officer
Curt Stefan Carlsson	42	2011	Director & Chief Financial Officer
Hans Christiaan Moritz	59	2011	Director & Chief Technology Officer
Frederik Johannes Meijer	42	2012	Director & Chief Commercial Officer

Set forth below is a brief biography of each of our Directors:

Alexander Rusli assumed the role of President Director and CEO as of November 2012 after serving as an Independent Commissioner since January 2010. Before November 2012, Mr. Rusli was a Managing Director in Northstar Pacific, a Private Equity fund which focuses on Indonesian opportunities. Prior to his role in Northstar Pacific, Mr Rusli served the Government of Indonesia for nine years. In his first six years in government, he was an Expert Advisor to the Minister of Communications and Information Technology, where he was involved in the formulation of policy and regulation in the Telecommunication, Media and Postal industries. In his last three years in government services, he was an Expert Staff to the Minister of State-Owner Enterprises, overseeing 140 State-owned enterprises with more than 500 subsidiaries. During that period, he also held numerous state-owned corporate positions including: Commissioner of PT Krakatau Steel (Persero) - a state-owned steel producer, PT Geodipa Energi – A state-owned geothermal Company and PT Kertas Kraft Aceh – a state-owned kraft paper manufacturer. Prior to his posts in government, Mr. Rusli has held a position as a Principal Consultant for Pricewaterhouse Coopers Management Consulting, Indonesia. Mr. Rusli completed all his formal tertiary education in Curtin University, Western Australia. He holds a Doctor of Philosophy degree in Information.

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

Curt Stefan Carlsson was appointed as Director & Chief Financial Officer in September 2011. Mr. Carlsson has previously held various positions, including Chief Operations Advisor at wi-tribe Philippines since January 2011, he held a transitional advisory role at Telenor Asia from August 2010 to December 2010, Chief Financial Officer at DiGi.Com Bhd and at DiGi Telecommunications Sdn Bhd, Selangor, Malaysia from November 2006 to July 2010, Chief Financial Officer at Telenor Pakistan Pvt. Ltd (TP) from June 2004 to October 2006, Chief Financial Officer at Telenor Mobile Sverige (TMS), Sweden, from August 2001 to May 2004, Chief Financial Officer at Mobyson, Norway from May 2000 to July 2001 and an Auditor at Pricewaterhouse Coopers, Sweden, from September 1997 to April 2000. He holds a MSc degree in Business and Economics from the University of Uppsala, Sweden in 1997.

Hans Christiaan Moritz was appointed as Director & Chief Technology Officer in February 2011 and assumed his duties on May 1, 2011. Mr. Moritz has 25 years experience in the Mobile Telecom industry and has previously held various positions, including Head Corporate Project Officer at Vodafone India from 2009 to 2011, Group Operations Director Africa/Chief Technology Officer at Zain from 2006 to 2009, Chief Technology Officer at Zain Uganda from 2004 to 2006, Chief Operating Officer at KPN Internet, from 2003 to 2004, General Manager of the Business Unit Broadband Network at KPN Telecom from 2001 to 2003, Chief Operating Officer at BASE and from 1998 to 2000, Operations Director Asia (based in Indonesia) at KPN Asia from 1994 to 1997. Mr. Moritz received a Master degree in Mathematics in 1986 and various Bachelor degrees, i.e Electronics in 1978, Feedback and Control Systems in 1984 and Water Management in 1984, all from Hoger Beroeps Onderwijs (HBO) University, the Netherlands.

Frederik Johannes Meijer was appointed as Director and Chief Commercial Officer in May 2012. He has a total of approximately 20 years of telecommunication industry experience. After his initial start at KPN royal Dutch Telecom, he spent 12 years working at Telkomsel in progressively senior roles in the commercial area up to the level of Vice President (Marketing and CRM), as well as leading the 3G initiative for Telkomsel when it was introduced in 2006. In the subsequent five years, he worked at Bakrie Telecom in the roles of Deputy President Director, as well as President Director of a wireless broadband company, Bakrie Connectivity, CEO of one of Indonesia’s largest portals, VIVAnews, and Director at a media company, VIVA. Mr. Meijer is or also has been active in the Indonesia Marketing Association (IMA), the Indonesian Advertisers Association (APPINA; Asosiasi Perusahaan Pengiklan Indonesia), and others. He was awarded a Lifetime Achievement Award at the Indonesia Cellular Awards 2007, and is a regular guest lecturer at several universities and a speaker at seminars and conferences. Mr. Meijer completed International Business Studies at Hanzehogeschool Groningen, the Netherlands, from 1987 to 1991. In 1992, he studied International Marketing at Middlesex Polytechnic-University, London, United Kingdom and, in 1999, he completed a Marketing Telecommunications Executive Course in INSEAD, France.

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

Compensation of Commissioners and Directors

For their services, our Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The net amount of remuneration paid to our Commissioners and

Directors for the year ended December 31, 2012, including basic compensation and short and long-term incentives, was Rp16.8 billion (US$1.7 million).

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

For the year ended December 31, 2012, we, Lintasarta and IM2 incurred a total benefit of Rp1,126.2 billion for pension, post-retirement benefits (i.e., benefits under Labor Law 13) and post-retirement healthcare for our employees. As of December 31, 2012, we and Lintasarta also recognized total prepaid pension costs of Rp90.3 billion, while we, Lintasarta and IM2 recognized total accrued liability of post-retirement benefits and post-retirement healthcare of Rp902.3 billion. For more information about our pension plan, including the total amount set aside to provide pension, retirement or similar benefits, see Note 21 and Note 29 to our audited consolidated financial statements.

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

On June 5, 2008, George Thia Peng Heok was appointed as Chairman of the Audit Committee. As of December 31, 2012, the members of our Audit Committee were George Thia Peng Heok (Chairman), Richard Farnsworth Seney, Chris Kanter, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon. BAPEPAM-LK regulations require at least two outside persons to serve as members of the Audit Committee. As of December 31, 2012, two of the members of our Audit Committee, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon, were independent outside Commissioners. We have posted the written charter of the Audit Committee on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners and is attached hereto as Exhibit 15.14.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. As of December 31, 2012, the members of our Remuneration Committee were Dr. Nasser Mohammed Marafih (Chairman), Soeprapto S.IP., and Rudiantara. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluates potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2012, the members of our Risk Management Committee were Rachmat Gobel (Chairman), George Thia Peng Heok, and Rionald Silaban. We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Budget Committee

Our Budget Committee assists the Board of Commissioners in performing the Board’s supervisory and advisory duties by reviewing and giving its recommendations to the Board in relation to the Company’s strategic plans, the annual work plan and budget (which includes the capital expenditure plan). As of December 31, 2012, the members of our Budget Committee were Dr. Nasser Mohammed Marafih (Chairman), George Thia Peng Heok and Richard Farnsworth Seney.

Employees

As of December 31, 2012, on a consolidated basis, we employed 4,540 employees, 3,827 of whom were permanent employees and 713 of whom were non-permanent employees. As of December 31, 2012, excluding seconded employees, our subsidiaries employed approximately 860 permanent employees. As of December 31, 2012, our permanent employees included 957 managerial-level employees (employees with the rank of manager or higher) and 2,010 non-managerial employees, compared to 900 managerial-level employees and 1,948 non-managerial employees as of December 31, 2011, and 787 managerial and 3,046 non-managerial employees as of December 31, 2010. Our turnover rate for employees during 2012 was 5.60% per annum, representing a decrease from 25.66% in 2011 (due to the implementation of voluntary separation scheme (“VSS”) Program which was introduced in January and December 2011 by the Company and Lintasarta, respectively. This VSS Program was an organizational restructuring program to increase our productivity and improve our longer-term operating results. We and Lintasarta each offered special compensation packages to employees who met certain criteria as determined by us and Lintasarta respectively, and who opted to end their employment relationship with the us or Lintasarta, respectively, as part of such organizational restructuring. As a result, as of December 31, 2012, our employees had worked for us for an average of 12.35 years.

We provide a number of benefits to our employees, including a pension plan, medical benefits, life insurance, income tax allowances and access to a cooperative established by the employees.

On August 25, 1999, our employees established a union called the Serikat Pekerja Indosat, or SPI (Union). On September 15, 2006, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and health, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes. This collective labor agreement was renewed on January 1, 2013 valid until December 31, 2014. We believe we maintain a good relationship with the union. As stipulated by Article 7.3 of the collective labor agreement, we conduct meetings with the union at least once every 3 months.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2012, we insured 1,505 permanent employees through a fully-funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and IM3 into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute 10.0% to 13.33% of their base salaries to the plan. We then make a contribution to the plan equivalent to 50% of each employee’s contribution.

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

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2012, our issued and fully paid capital was divided into 1 Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. The Government, through the Ministry of State-Owned Enterprises, owns the 1 Series A share and has special voting rights, and owns 776,624,999 Series B shares representing 14.29% of our shares. Ooredoo Asia owns 3,031,528,000 Series B shares and 500,528,600 Series B shares underlying our American Depositary Shares, or a total of 3,532,056,600 Series B shares representing 65.0% of our shares. SKAGEN AS owns 196,662,750 Series B shares and 102,719,750 Series B shares underlying our American Depositary Shares, or a total of 299,382,400 Series B shares representing 5.51% of our shares. As of December 31, 2012, 34,894,850 of our ordinary shares underlying our American Depositary Shares, (excluding those owned by Ooredoo Asia and SKAGEN), representing in aggregate approximately 0.60% of our outstanding shares, and 790,974,651 Series B shares (excluding those owned by Ooredoo Asia and SKAGEN) representing 14.60% of our shares were held by the public. Because many of our Series B shares and American Depositary Shares were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares is higher.

The following table sets forth information as of December 31, 2012 regarding (i) persons known to us to own more than 5.0% of our common stock (whether directly or beneficially through American Depositary Shares) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	Ooredoo Asia(1)	3,532,056,600	65.00
Series B	Government	776,624,999	14.29
Series B	SKAGEN AS	299,382,400	5.51
Series B	Fadzri Sentosa	10,000	0.00	*

*	Less than 1.0%
(1)	Ooredoo Asia is wholly owned by Qtel.

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

ICLM and Ooredoo Asia

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

On June 22, 2008, following negotiations with ST Telemedia, Qtel purchased all of the issued and outstanding shares of capital stock of each of ICLM and ICLS. Pursuant to the share purchase agreement, Qtel, through its subsidiary Qatar South East Asia Holding S.P.C., acquired all of the capital stock of ICLM and ICLS from AMH, which is 75.0% indirectly owned by STT and 25.0% indirectly owned by Qtel. Following this acquisition, pursuant to Indonesian law requirements, Qtel conducted a mandatory tender offer to acquire up to 24.19% of our outstanding Series B Shares (including Series B Shares underlying ADSs) and now owns 65.0% of our shares. On June 4, 2009, ICLM sold its 39.96% ownership in Indosat to ICLS and, pursuant thereto, ICLS became the legal owner of 3,532,056,600 shares representing 65.0% of our shares. On September 11, 2009, ICLS changed its name to Qatar Telecom (Qtel Asia) Pte. Ltd. and on March 7, 2013, Qatar Telecom (Qtel Asia) Pte. Ltd. changed its name to Ooredoo Asia Pte. Ltd. Qtel is 68%-owned by the Qatar government.

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

SKAGEN AS

In September 2010, we were informed by SKAGEN AS, a Norwegian investment company with eleven mutual funds under management, that through certain purchases of our ADSs, it owns more than 5% of our shares. As of December 31, 2012, SKAGEN AS owned approximately 5.51% of our shares.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and Ooredoo Asia, and entities that are related to or owned or controlled by the Government and Ooredoo Asia. As of December 31, 2012, the most significant of these transactions include cash and cash equivalents in the amount of Rp1,534.1 billion (US$158.6 million) deposited in state-owned banks, operating revenues from Telkom amounting to Rp1,043.6 billion (US$107.9 million) and a short-term loan to Mandiri amounting to Rp299.5 billion (US$31.0 million). For further information on interest rate in relation to our outstanding loans, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers. For a discussion of some of significant transactions entered into with related parties, see Note 30 of our consolidated financial statements included elsewhere in this annual report.

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

On May 5, 2004, we received the Supreme Court’s verdict No. 1610K/PDT/2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction. The court’s judgment required us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date and on December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion to the Central Jakarta District Court. Furthermore, in January 2005, we filed a motion for reconsideration against the Supreme Court’s verdict. As of April 24, 2013, the Supreme Court has not issued a verdict for the reconsideration.

On November 1, 2007, the KPPU issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law. On June 18, 2008, the KPPU determined that Telkom, Telkomsel, XL, Bakrie Telecom, Mobile-8 and Smart Telecom (as of March 2011, Mobile-8 had changed its name to PT Smartfren Telecom Tbk) had jointly breached Article 5 of the Anti-monopoly Law. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, Hutchison, Bakrie Telecom, Smart Telecom, Natrindo were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. In 2011, the Supreme Court issued a ruling appointing the Central Jakarta District Court jurisdiction to examine the objections filed in the appeal of the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU.

On January 13, 2012, the former President Director of IM2, a subsidiary of the Company, was accused of corruption by the Attorney General’s Office (“AGO”). According to the AGO, a state loss amounting to IDR 1.3 trillion was caused by an agreement between IM2 and the Company, which relates to the alleged illegal use by IM2 of the Company’s 2.1 GHz frequency band. The Ministry of Communication and Information Technology (“MOCIT”) issued letter No. 65/M.KOMINFO/02/2012 on February 24, 2012 stating that there was no breach of law, crime committed, and no state loss resulting from the agreement between the Company and IM2. Moreover the MOCIT has also sent a letter to the AGO directly which states that neither the Company nor its subsidiary, IM2, has violated any regulation and the collaboration between Indosat and IM2 is lawful under the prevailing laws and regulations, and also common practices in the telecommunication industry. In addition, ITRA publicly stated that IM2 had not breached any laws or prevailing rules. However, the AGO ignored the letters from the MOCIT and, on November 30, 2012, accused the former President Director of Indosat of similar corruption charges. Furthermore, on January 3, 2013, the AGO also filed corruption charges against IM2 and Indosat as corporate suspects for the alleged illegal use of Indosat’s 2.1 GHz frequency band without proper permission from the Government. IM2, Indosat and their respective former President Directors are seeking to nullify the charges that have been filed against them by arguing that the AGO’s charges under the Corruption Law are baseless; violation (if any) of practices in the telecommunication sector should be subject to the Telecommunication Law, including the relevant sanctions thereto. IM2 and the Company are also seeking to nullify charges against their respective former President Directors by arguing that the agreement between IM2 and the Company was an agreement between two companies and was executed in accordance with all applicable laws and regulations, including the prevailing regulations in the telecommunication and the non-tax state revenue sectors. Indosat and IM2 are also stating that IM2 was lawfully using Indosat’s cellular telecommunication network, and was not unlawfully using the 2.1 GHz frequency band detached of the cellular telecommunication network, as alleged. The court proceeding against the former President Director of IM2 commenced at the Corruption Court in January 2013. As one of the efforts to contest the allegation of corruption, the former President Director of IM2, together with IM2 and the Company, has been seeking for an annulment of the determination of the state loss by the Finance and Development Supervisory Agency or BPKP before the Jakarta Administrative Court. On February 7, 2013, the Jakarta Administrative Court rendered an interim decision to stay the implementation of BPKP’s decision pending its final decision on the annulment request. As of April 24, 2013, the Corruption Court has examined 17 witnesses, including expert witnesses, 15 of whom have testified that the cooperation agreement between IM2 and the Company does not breach the prevailing laws and regulations, and there is no sharing of the 2.1GHz frequency band as alleged, with only two expert witnesses having testified that the agreement is unlawful.

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

On May 27, 2008, we received a Decision Letter from the Directorate General of Taxation which partially accepted our objection, but only for the amount of Rp2,725 million. On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection on the 2005 corporate income tax. On October 29, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155 million, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010. On February 24, 2011, we received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated October 29, 2010, regarding our 2005 corporate income tax. On March 25, 2011, the Company submitted a counter memorandum for reconsideration request to the Supreme Court. As of April 24, 2013, the Company has not received any decision from the Supreme Court with respect to such request.

On December 24, 2008, we received a Decision Letter from the Directorate General of Taxation which increased the overpayment amount by Rp84,650 million in the assessment letter on tax overpayment for fiscal year 2004, which amount was lower than the amount stated in an earlier Decision Letter received on July 4, 2008. On January 21, 2009, we filed suit objecting to the discrepancy in the amount of tax overpayment during fiscal year 2004. With respect thereto, on December 4, 2009, the Tax Court revoked the Directorate General of Taxation’s assessment letter No. KEP-539/WPJ.19/BD.05/2008, dated December 24, 2008. On March 17, 2010, the Directorate General of Taxation issued a decision favorable to the Company, informing it that the tax overpayment for fiscal year 2004 should be Rp126,403 million instead of Rp84,650 million, which would entitle the Company to get a refund of the difference, amounting to Rp41,753 million. The Company then subsequently received the payment of such tax refund amounting to Rp41,753 million from Directorate General of Taxation on April 13, 2010. On March 5, 2012, the Company received a Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of assessment of tax overpayment for fiscal year 2004 amounting to Rp60,674 million. Based on the Company’s evaluation, the realization of income related with the interest compensation was only probable, instead of virtually certain. Therefore, the interest compensation was not recognized in the Company’s financial statements. On June 29, 2012, the Company received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated March 5, 2012 for the interest compensation related to the issuance of such assessment of tax overpayment for fiscal year 2004. On July 27, 2012, the Company submitted a counter-memorandum for reconsideration request to the Supreme Court. As of April 24, 2013, the Company has not received any decision from the Supreme Court on such request.

On June 8, 2009, the Company received an assessment letter on tax underpayment (“assessment letter”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 million (including penalties and interest). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 million which was charged to current operations in 2009. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in the assessment letter within one month from the date of the assessment letter. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. On July 15, 2010, the Company received the Decision Letter No.KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On June 25, 2012, the Company received the Decision Letter from the Tax Court rejecting the Company’s appeal on Satelindo’s corporate income tax for fiscal year 2002. The Company charged the related claim for tax refund amounting to Rp103,163 million to current operations as part of “Current Income Tax Expense”.

On June 8, 2009, the Company also received assessment letters from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 million and Rp40,307 million (including penalties and interests), respectively. On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction of the Satelindo’s 2002 and 2003 income tax article 26. On July 16, 2010, the Company received the Decision Letters No.KEP-367/WPJ.19/BD.05/2010 and KEP-368/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction of the Satelindo’s 2002 and 2003 income tax article 26. On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. On November 6, 2012, the Company received the Decision Letter from the Tax Court receiving the Company’s appeal on Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp87,198 million, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted the corrections amounting to Rp4,655 million which was charged to current operations as part of “Others-net”. On January 28, 2013, the Company has received the restitution.

On September 7, 2009, the Company received the Decision Letter No.KEP-335/WPJ.19/BD.05/2009 from the DGT which declined the Company’s objection to the remaining corrections of the 2006 corporate income tax. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections of the Company’s 2006 corporate income tax. On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received a tax refund amounting to Rp82.6 billion. On August 22, 2011, the Company received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a counter-memorandum for reconsideration request to the Supreme Court. As of April 24, 2013, the Company has not received any decision from the Supreme Court on such request.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totaling Rp80,018 million (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund claim for the Company’s corporate income tax for fiscal year 2005 amounting to Rp38,155 million. On January 7, 2011, the Company paid the remaining amount of Rp41,863 million. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. On July 30, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s appeal. On September 11, 2012, the Company submitted a request for restitution to the Tax Office to transfer the tax overpayment related to these STPs. On December 26, 2012 the Company received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court’s decision letter dated July 30, 2012 for the underpayment of the Company’s 2008-2009 income tax article 26. On February 6, 2013, the Company submitted a counter-memorandum for reconsideration request to the Supreme Court. As of April 24, 2013, the restitution has not been received.

On April 21, 2011, the Company received the assessment letter on tax underpayment from the DGT for the Company’s VAT for the period from January to December 2009, totaling Rp182.8 billion (including penalties). The Company accepted a part of the corrections amounting to Rp4.2 billion, which was charged to current operations. On July 15, 2011, the Company paid the remaining underpayment, amounting to Rp178.6 billion of the VAT for the period from January to December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for such period. On June 4, 2012, the Company received the decision letter from the DGT that declined the Company’s objection and, based on its audit, the DGT charged the Company for additional underpayment for the period January, March, April, June, August to December 2009 totalling Rp57,166 million and overpayment for the period February, May and July 2009 totalling Rp4,027 million. On July 4, 2012, the Company paid the additional underpayment amounting to Rp57,166 million. On August 24, 2012 and August 31, 2012, the Company received the overpayment amounting to Rp3,839 million and Rp188 million, respectively. On September 3, 2012, the Company submitted an appeal letter to the Tax Court regarding the remaining correction on the Company’s VAT for the period

January to December 2009. As of April 24, 2013, the Company has not yet received any decision from the Tax Court on such objection letter.

On April 21, 2011, the Company received the assessment letter on tax overpayment from the DGT for the Company’s 2009 corporate income tax amounting to Rp29.3 billion, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp0.8 billion, which was charged to current operations. On May 31, 2011, the Company received a tax refund of Rp23.7 billion, (net of the amount of the VAT correction for the period from January to December 2009 that the Company accepted). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. On June 29, 2012, the Company received the Decision Letter from the DGT which declined the Company’s objection. On September 21, 2012, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009. As of April 24, 2013, the Company has not received any decision from the Tax Court on such letter.

On July 3, 2012, the Company received the assessment of tax overpayment from the DGT for the Company’s 2010 corporate income tax amounting to Rp89,381 million, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp61 million, which were charged to current operations. On August 24, 2012, the Company received the tax refund of its claim for 2010 corporate income tax amounting to Rp89,381 million. Based on this assessment of tax overpayment, the tax loss carry forward amounting to Rp1,040,083 million, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp101,978 million.

On July 3, 2012, the Company received the assessment of tax overpayment from the DGT for the Company’s VAT for the period March 2010 amounting to Rp28,545 million, which amount is lower than the amount recognized by the Company in its financial statements, and the assessments of tax underpayment for the Company’s VAT for the period January, February and April to December 2010 totalling Rp98,011 million (including penalties). On August 2, 2012, the Company paid the underpayment amounting to Rp98,011 million. On August 24, 2012, the Company received the overpayment amounting to Rp28,545 million from DGT. On October 1 and 2, 2012, the Company submitted an objection letter to the Tax Office regarding the assessment of tax overpayment and the assessment of tax underpayment on the Company’s VAT for the period January to December 2010 totalling Rp106,619 million. As of April 24, 2013, the Company has not received any decision from the Tax Office on such objection.

We are not involved in any other material cases, including civil, criminal, bankruptcy, state administration cases or arbitration cases in the Indonesian National Board of Arbitration or labor cases in Industrial Relation Court which may materially affect our performance.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2010, 2011 and 2012 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2009, 2010 and 2011, respectively. We intend to continue paying dividends in such amount to allow us to meet sound financial governance and investor expectations.

Item 9: THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Indonesian Stock Exchange, or the IDX:

	Price per Share
	High	Low
	(Rp)
Calendar Year
2008	8,750	3,950
2009	5,950	4,200
2010	6,300	4,400
2011	6,000	4,700
2012	7,000	3,425

Financial Quarter
First Quarter 2011	5,650	4,800
Second Quarter 2011	5,050	5,450
Third Quarter 2011	6,000	5,050
Fourth Quarter 2011	5,900	4,700
First Quarter 2012	5,950	4,975
Second Quarter 2012	5,250	3,425
Third Quarter 2012	6,400	4,225
Fourth Quarter 2012	7,000	5,200

Month
October 2012	6,700	5,200
November 2012	7,000	5,300
December 2012	6,600	5,500
January 2013	7,150	6,250
February 2013	7,200	6,000
March 2013	6,900	5,850
April 2013 (through April 24, 2013)	6,850	6,100

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange, or the NYSE.

Price per ADS
	High	Low
(in US$)
Calendar Year
2008	47 1/64	16
2009	30 47/128	16 189/256
2010	35 37/64	24 7/32
2011	34 7 /16	25 63/64
2012	35 31/64	27 23/32

Financial Quarter
First Quarter 2011	31 3/32	27 3/64
Second Quarter 2011	31 15/64	29 39/64
Third Quarter 2011	34 7 /16	28 9/16
Fourth Quarter 2011	31 11 /16	25 63/64
First Quarter 2012	31 47/64	27 23/32
Second Quarter 2012	28 3/8	18 15/32
Third Quarter 2012	31 23/32	22 17/32
Fourth Quarter 2012	35 31/64	27 21/64

Month
October 2012	33 7/64	27 21/64
November 2012	33 31/64	30 19/32
December 2012	33 11/16	31 17/64
January 2013	35 53/64	33 13/64
February 2013	37 25/64	31 61/64
March 2013	34 7/64	29 59/64
April 2013 (through April 24, 2013)	34 49/64	30 23/32

On April 22, 2013, we announced that we intend to delist the ADRs from the NYSE and the ADRs will not be listed or quoted on another national securities exchange in the U.S. We intend to file a Form 25 with the U.S. SEC and expect the delisting to be effective on or about May 16, 2013. Following the delisting, investors will continue to be able to buy and sell shares through the IDX. The ADR programme will be terminated in accordance with its terms.

Markets

Our common stock is listed on the IDX. The IDX is the principal non-U.S. trading market for our common stock. Our ADSs, each representing 50 shares of our common stock, are listed on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 Series B shares (as compared to the ten Series B shares previously represented thereby).

The Indonesian Securities Market

Changes to BAPEPAM-LK

On November 22, 2012, with the enactment of Law No. 21 of 2011 regarding Financial Services Authority (“OJK Law”), the Government has effectively created a new integrated and independent financial authority called the Financial Services Authority or Otoritas Jasa Keuangan (“OJK”). By the authority given under the OJK Law, OJK has taken over the supervision and regulation of capital markets, insurance, pension funds, and multi finance companies from Bapepam-LK as of December 31, 2012 and will take over the supervision and regulation of banks from Bank Indonesia as of December 31, 2013. OJK Law stipulates that all existing licenses, approvals, and decisions issued before the transfer of duties and authorities of Bapepam-LK to OJK will continue to be valid, while applications for licenses and approvals and other decisions made or outstanding after December 31, 2012 will be processed by OJK.

Overview of the IDX

On November 30, 2007, the Jakarta Stock Exchange and the Surabaya Stock Exchange merged to become the IDX. The IDX began operations on December 3, 2007 and in 2007, had a market capitalization of Rp2,539,041 billion, in which Rp1,982 billion of it came from equities, Rp79,065 billion and US$105 million came from corporate bonds and Rp477 trillion came from government bonds.

There are currently two daily trading sessions for regular and negotiable markets from Monday to Thursday:

a.	For regular market: 9:00 a.m. to 12:00 noon, and 1:30 p.m. to 3:49:59 p.m.; and

b.	For negotiable market: 9:00 a.m. to 12:00 noon, and 1:30 p.m. to 4:15 p.m.

There are two trading sessions for regular and negotiable market on Friday:

a.	For regular market: 9:00 a.m. to 11:30 a.m., and 2:00 p.m. to 3:49:59 p.m.; and

b.	For negotiable market: 9:00 a.m. to 11:30 a.m., and 2:00 p.m. to 4:15 p.m.

There is only one cash market trading session from Monday to Thursday, 9:00 a.m. to 12:00 noon and Friday, 9:00 a.m. to 11:30 a.m.

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

Trading on the NYSE

The Bank of New York serves as depositary, or the Depositary, with respect to our ADSs, which are traded on the NYSE. After the stock split, which became effective on March 10, 2004, each ADS represents 50 shares of our common stock (as compared to the ten Series B shares previously represented thereby). As of December 31, 2012, 12,762,864 ADSs, representing 11.70% of our common stock, were outstanding in the United States and there were 47 registered owners of our ADSs.

Item 10: ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2012, the authorized capital of Indosat is Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,433,933,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

a.	the Republic of Indonesia, one Series A share and 776,624,999 Series B shares with a total nominal value of Rp77,662,500,000;

b.	Ooredoo Asia, 3,532,056,600 Series B shares with a total value of Rp353,205,660,000; and

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

All of the shares of common stock are registered shares and are issued in the name of the owner of the common stock registered in the register of shareholders of Indosat. The Board of Directors keeps a register of shareholders of Indosat, and Indosat must treat the person whose name is entered in such register of shareholders as the only person entitled to exercise any rights conferred by law with respect to such common stock.

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

Purpose and Duration

Pursuant to Article 3 of our Articles of Association, as amended on January 28, 2010, in order to comply with the Capital Market and Financial Institution Supervisory Board (Badan Pengawas Pasar Modal dan Lembaga Keuangan/“Bapepam dan LK”) Rule No. IX.J.1 on guidelines of articles of association of a company who conduct public offering on equity securities and public companies, Indosat’s purposes, objectives and business activities are as follows:

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

Under BAPEPAM-LK regulations and Article 19 of our Articles of Association, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of common stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before Indosat was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM-LK Rule No. IX.E.1 to mean the difference between Indosat’s common interests, on the one hand, and the personal economic interests of the members of our Board of Commissioners, Board of Directors or our majority shareholders (a holder of 20.0% or more of our issued shares) of Indosat in one transaction which may impose losses on us. A conflict of interest also exists under BAPEPAM-LK rules when members of the Board of Commissioners, Board of Directors or a controlling shareholder of Indosat is involved in a transaction in which their personal interests may be in conflict with the interest of Indosat, unless otherwise excepted by BAPEPAM-LK regulations.

We expect, in light of the substantial presence which enterprises owned or controlled by the Government or Ooredoo Asia or one of their affiliates have in Indonesia, that it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures or other arrangements or transactions with such enterprise from time to time. Under such circumstances, we may seek to consult OJK in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the BAPEPAM-LK rule. If OJK were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its rule, we would proceed without seeking disinterested shareholder approval. If, however, OJK were to take the position that the proposal would require a vote of disinterested shareholders under its rule, we would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

Material Contracts

On July 30, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our fixed local telecommunications network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make local, long-distance and international calls between our fixed local telecommunications network and Telkomsel’s cellular mobile network. We amended this agreement through the first amendment No. Telkomsel: AMD.2283/LG.05/PD-00/XII/2007—No Indosat: 029/C00-CC0/LG/07 dated December 19, 2007, the second amendment No. Telkomsel: AMD.339/LG.05/PD-00/III/2008—No. Indosat: 004/C00-CC0/LGL/08 dated March 3, 2008, the third amendment No. Telkomsel: 1762/LG.05/PD-00/XI/2010 and No. Indosat: 011/C00-C0AA/LGL/10 dated November 1, 2010, the fourth amendment No. Telkomsel: 459/LG.05/PD-00/IV/2011—No. Indosat: 042/C00-C0H/LGL/11 dated April 7, 2011, the fifth amendment No. Telkomsel: 741/LG.05/PD-00/VII/2011—No. Indosat: 84/C00-C0HA/LGL/2011 dated July 19, 2011, the sixth amendment No. Telkomsel: Amd.684/LG.05/PD-00/V/2012—No. Indosat: 06/C00-C0HA/LGL/2012 dated May 28, 2012 and the latest addendum as set forth in the mutual office minutes No. Telkomsel: 005/IC.01/MO-01/III/2013 – No. Indosat: 004/C00-COH/LGL/2013 dated March 8, 2013.

On August 28, 2007, we entered into a five-year unsecured credit facility agreement with BCA, amounting to Rp1,600 billion. Furthermore, on September 20, 2007, we obtained an increase in the credit facility by Rp400,000. As a result, the credit facility has become Rp2,000,000. On February 10, 2011, we entered into a credit agreement with BCA providing for a three-year unsecured time loan revolving facility amounting to up to Rp1,000 billion. This agreement was amended on December 1, 2011 to increase the amount available under the facility to a maximum of Rp1,500 billion. On December 19, 2012, we entered into a second amendment of this unsecured time loan revolving facility agreement. For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our cellular wireless network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party, which enable each party’s customers to make interconnection calls of various types between our cellular wireless network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement as stipulated in first amendment No. Telkom 47/HK.820/DCI-A1000000/2008—No. Indosat 021/C00-CC0/LGL/2008 dated March 31, 2008 and second amendment No. Telkom 123/HK.820/DCI-A1000000/2009—No. Indosat 007/C00-C0A/LGL/2009 dated December 30, 2009, the third amendment as stipulated in the form of mutual office minutes No. Telkom Tel.024/YN.000/DCI-A1050000/2011—No. Indosat 003/C00-C0H/LGL/2011 dated January 31, 2011, which has been restated in the amendment No Telkom: Tel.185/HK 820/DCI-A1000000/2011—No. Indosat: 032/C00-C0H/LGL/2011 dated July 20, 2011, the fourth amendment No. Telkom: Tel. 259/HK 820/DCI-A1000000/2011 – No. Indosat: 043/C00-C0H/LGL/2011 dated December 20, 2011 and the latest amendment as stipulated in the form of mutual office minutes No. Telkom: Tel.35/YN000/DWS-C1010000/2012 – No. Indosat: 014/C00-C0HA/LGL/2012 dated May 30, 2012.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our fixed telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make local, long-distance and international calls between our fixed telecommunications network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement through the first amendment No Telkom 48/HK.820/DCI-A1000000/2008—No Indosat 020/C00-CC0/LGL/2008 dated March 31, 2008, the second Amendment No Telkom 125/HK.820/DCI-A1000000/2009—No Indosat 006/C00-COA/LGL/2009 dated December 30, 2009, the third amendment as stipulated in the form of mutual office minutes No Telkom Tel.025/YN.000/DCI-A1050000/2011—No Indosat 002/C00-C0H/LGL/2011 dated January 31, 2011, the third amendment No. Telkom: Tel.186/HK 820/DCI-A1000000/2011 – No. Indosat: 033/C00-C0H/LGL/2011 dated July 20, 2011, the fourth amendment No. Telkom: Tel. 260/HK 820/DCI-A1000000/2011 – No. Indosat: 044/C00-C0H/LGL/2011 dated December 20, 2011 and the latest amendment as stipulated in the form of mutual office minutes No. Telkom: Tel.036/YN000/DWS-C1010000/2012 – No. Indosat: 0134/C00-C0HA/LGL/2012 dated May 30, 2012.

On December 19, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our cellular mobile network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make or receive interconnection calls of various types between our cellular mobile network and Telkomsel’s cellular mobile network. The agreement is automatically renewed every two years but can be unilaterally terminated by either party upon three month’s written notice. We amended the agreement through the first amendment No. Telkomsel: AMD.233/LG.05/PD-00/II/2008 and No. Indosat: 003/C00-CC0/LGL/08 dated February 18, 2008 and through the second amendment No. Telkomsel: 1392/LG.05/PD-00/IX/2010 and No. Indosat: 009/C00-C0AA/LGL/10 dated September 7, 2010, through the third amendment No. Telkomsel : 458/LG.05/PD-00/IV/2011 and No. Indosat: 041/C00-C0H/LGL/11 dated April 7, 2011, the fourth amendment No.Telkomsel:Amd.682/LG.05/PD-00/V/2012 – No. Indosat: 05/C00-C0HA/LGL/2012 dated May 28, 2012 and the latest addendum as set forth in the mutual office minutes No. Telkomsel: 004/IC.01/MO-01/III/2013 – No. Indosat: 003/C00-C0H/LGL/2013 dated March 8, 2013.

On March 24, 2009, we held meetings with holders of our Series B Second Indosat Bonds, Third Indosat Bonds, Fourth Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds, First Syari’ah Ijarah Bonds, Second Syari’ah Ijarah Bonds and Third Syari’ah Ijarah Bonds, and obtained consents to, among other things, amendments to the definitions of “Debt,” “EBITDA,” and “Equity” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreements to these bonds. For further information on these amendments, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

On July 28, 2009, we entered into a five-year unsecured credit facility agreement with Bank Mandiri amounting to Rp1,000 billion and on August 18, 2009, we obtained an export credit facility from EKN totaling US$315.0 million. On June 21, 2011 we entered into a credit agreement with Bank Mandiri providing for a three-year unsecured revolving credit facility amounting to up to Rp1,000 billion. This agreement was amended on December 5, 2011 to, among other things, increase the amount available under the facility to a maximum of Rp1,500 billion. For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

On November 25, 2009, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Persero) Tbk, as trustee, in connection with our Seventh Indosat Bonds and our Fourth Syari’ah Ijarah Bonds. The Seventh Indosat Bonds were issued on December 8, 2009 and have total face value of Rp1,300.0 billion. The Fourth Syari’ah Ijarah Bonds were issued on December 8, 2009 and have a total face value of Rp200.0 billion. For further information on this agreement, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

On July 29, 2010 we, through Indosat Palapa Company B.V. (“Indosat Palapa”) issued guaranteed notes due 2020 with a total face value of US$650.0 million. The notes were issued at 99.478% of their principal amount and mature on July 29, 2020. The notes bear interest at the fixed rate of 7.375% per annum payable in semi-annual installment due on January 29 and July 29 of each year, commencing January 29, 2011. For further information on these notes, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

On February 7, 2012, we signed transaction documents with Tower Bersama for the sale and leaseback of 2,500 towers, approximately 25% of our existing tower assets, for a total potential consideration of US$541.5 million, comprising upfront consideration of cash and newly issued TBIG shares and a maximum potential deferred payment of US$112.5 million.

On June 13, 2012, we entered into two trustee agreements with PT Bank Rakyat Indonesia (Persero) Tbk, as trustee, in connection with our Eighth Indosat Bonds and our Fifth Syari’ah Ijarah Bonds. The Eighth Indosat Bonds were issued on June 27, 2012 and have total face value of Rp2,700.0 billion. The Fifth Syari’ah Ijarah Bonds were issued on June 27, 2012 and have a total face value of Rp300.0 billion. For further information on this agreement, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

On December 14, 2012, we entered into a Pico Sharing Agreement with PT XL Axiata Tbk (“XL”) to mutually share each parties, pico cell capacity. Pursuant to this agreement, Indosat and XL agree to mutually share pico cell capacity at certain buildings.

On December 26, 2012, we entered into a three-year unsecured revolving credit facility agreement with PT Bank Sumitomo Mitsui Indonesia, amounting to Rp650 billion. This agreement was amendend on March 19, 2013.

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

On May 24, 2010 we entered into a tower lease agreement with PT XL Axiata (“XL”), pursuant to which XL intends to lease towers of Indosat at basic service (without civil, mechanical and electrical components). The term of this agreement is 10 years and can be extended for a minimum of five years unless XL intends to terminate the agreement with prior written notice submitted within 120 days before the end of the agreement. We amended this agreement on February 1, 2012.

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

On August 2, 2012, we signed a Master Lease Agreement with Tower Bersama, in substantially the same form of the agreement that we had filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2011, for the lease of 2,500 towers, to implement the Tower Sale Transaction. The term of this agreement shall be for a 10-year period and can be extended for a subsequent 10 years.

A copy, summary and/or translation of the above agreements are filed as Exhibits 4.2 through 4.12, 15.2, 15.11, 15.15 through 15.21, 15.26 and 15.31 attached hereto.

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

Taxation of Capital Gains and Losses. Subject to the discussion under “Passive Foreign Investment Company Status” below, a U.S. Holder will generally recognize a taxable gain or loss on the sale, exchange or other disposition of ADSs or shares of our common stock in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such holder’s adjusted tax basis in such ADSs or shares of our common stock. This will result in a long-term or short-term capital gain or loss, depending on whether the ADSs or shares of our common stock have been held for more than one year. For non-corporate U.S. Holders, the U.S. income tax rate applicable to the net long-term capital gain recognized for a year upon a sale, exchange or other disposition of ADSs or shares of our common stock is currently 20.0%. Deposit and withdrawal of shares of our common stock in exchange for ADSs by a U.S. Holder will not result in a realization of gain or loss for U.S. federal income tax purposes.

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

Interest Rate Sensitivity

As of December 31, 2012, most of our outstanding debt was subject to fixed interest rates. In addition, as of December 31, 2012, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations. The following table sets forth information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debt and bonds payable, the table sets forth principal cash flows and related interest rates according to their expected maturity dates. The information set forth in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2012; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on one-month Certificate of Bank Indonesia and one or three month JIBOR on December 2012 plus a margin; and (iii) interest rates for long-term debts denominated in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

		Outstanding Balance as at December 31, 2012		Expected Maturity Date as of December 31
	Interest Rate	Foreign Currency	Rupiah Equivalent	2013	2014	2015	2016	2017	2018 and Thereafter	Total
		(US$ million)	(Rp billion)	(Rp billion)
Assets
Variable rate
Time deposits and deposits on call
Rp	2.0% - 9.5%	—	1,209.5	1,209.5	—	—	—	—	—	1,209.5
US$	0.01% - 3.00%	236.2	2,284.0	—	—	—	—	—	—	2,284.0

Total Assets		236.2	3,493.5	3,493.5	—	—	—	—	—	3,493.5

Liabilities
Loans payable
Fixed rate
Rp
Principal		—	—	—	—	—	—	—	—	—
Interest	Fixed rates			—	—	—	—	—	—	—
US$
Principal		302.5	2,925.5	932.5	449.0	449.0	449.0	341.9	304.0	2,925.5
Interest	Fixed rates, ranging from 4.24% p.a. - 6.45% p.a.			145.8	93.1	71.7	50.3	28.7	21.6	411.2
Variable rate
Rp
Principal		—	1,400.0	300.0	1,000.0	100.0	—	—	—	1,400.0
Interest	Floating rates of 1-month JIBOR + 1.25%			80.0	15.6	5.8	—	—	—	101.4
Rp
Principal		—	—	—	—	—	—	—	—	—
Interest	Floating rates of 3-month JIBOR + 1.5% - 2.25%			—	—	—	—	—	—	—
US$
Principal		254.7	2,462.6	1,743.1	220.1	220.1	151.0	42.7	85.5	2,462.6
Interest	Floating rates of 6-months LIBOR + 0.35% - 2.87%			39.1	15.3	10.2	4.7	2.5	3.1	74.8
Bonds payable
Fixed rate
Rp
Principal		—	9,150.0	1,330.0	2,358.0	320.0	772.0	1,370.0	3,000.0	9,150.0
Interest	Fixed rates, ranging from 8.625% p.a. - 16.0% p.a.			850.0	698.7	516.4	499.1	335.5	793.1	3,692.8
US$
Principal		650.0	6,285.5	—	—	—	—	—	6,285.5	6,285.5
Interest	7.375%			463.6	463.6	463.6	463.6	463.6	1,390.7	3,708.4
Variable rate
Rp
Principal		—	—	—	—	—	—	—	—	—
Interest	Maximum of 19% p.a. and minimum of 12.75% p.a.			—	—	—	—	—	—	—

Total Liabilities		1,207.2	22,223.6	5,884.0	5,313.4	2,156.8	2,389.6	2,584.9	11,883.5	30,212.2

Net Cash Flows		(971.0)	(18,730.1)	(2,390.5)	(5,313.4)	(2,156.8)	(2,389.6)	(2,584.9)	(11,883.5)	(26,718.8)

In addition, as of December 31, 2012, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency-denominated net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. During the period from January 1, 2010 through December 31, 2012, the Indonesian rupiah/U.S. dollar exchange rate ranged from a low of Rp9,707 per U.S. dollar to a high of Rp8,460 per U.S. dollar, and, during 2012, ranged from a low of Rp9,384 per U.S. dollar to a high of Rp8,892 per U.S. dollar. On December 31, 2012, the prevailing Bank Indonesia exchange rate was Rp9,670 per U.S. dollar. As a result, we recorded a gain of Rp318.3 billion in 2010, a loss of Rp54.2 billion in 2011 and a loss of Rp700.0 billion (US$72.4 million) in 2012.

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

The information presented in the table has been determined based on the prevailing Bank Indonesia exchange rate on December 31, 2012 of Rp9,670 per US$1.00. However, we cannot assure you that such assumption will be correct for future periods. Such assumption and the information described in the table may be influenced by a number of factors, including depreciation or appreciation of the Indonesian rupiah in future periods.

	Expected Maturity Date as of December 31,
	Foreign Currency	2013	2014	2015	2016	2017	2018 and Thereafter		Total
	(US$ in millions)				(Rp in billion)
Assets:
Cash and cash equivalents US$ denominated	249.3	2,410.5	—	—	—	—	—		2,410.5
Accounts receivable US$ denominated	111.6	1,079.3	—	—	—	—	—		1,079.3
Derivative assets US$ denominated	7.2	69.7	—	—	—	—	—		69.7
Other current financial assets US$ denominated	0.5	4.7	—	—	—	—	—		4.7
Due from related parties US$ denominated	0.1	1.0	—	—	—	—	—		1.0
Other non-current financial assets US$ denominated	1.1	—	11.1	—	—	—	—		11.1

Total Assets	369.8	3,565.2	11.1	—	—	—	—		3,576.3

Liabilities:
Accounts payable—trade US$ denominated	9.3	90.3	—	—	—	—	—		90.3
Procurement payable US$ denominated	141.1	1,364.5	—	—	—	—	—		1,364.5
Accrued expenses US$ denominated	46.4	448.9	—	—	—	—	—		448.9
Deposits from customers US$ denominated	2.4	24.0	—	—	—	—	—		24.0
Derivative liabilities US$ denominated	8.4	81.2	—	—	—	—	—		81.2
Other current financial liabilities US$ denominated	16.7	161.3	—	—	—	—	—		161.3
Due to related parties US$ denominated	2.7	—	26.0	—	—	—	—		26.0
Loans payable including current maturities US$ denominated	557.2	2,675.6	669.1	669.1	600.0	384.7	389.5		5,388.0
Bonds payable including current maturities US$ denominated	650.0	—	—	—	—	—	6,285.5		6,285.5
Obligation under capital lease US$ denominated	212.8	—	173.8	188.4	204.1	221.2	1,269.8		2,057.3

Total Liabilities	1,647.0	4,845.8	868.9	857.5	804.1	605.9	7,944.8		15,927.0

Net Cash Flows	(1,277.2)	(1,280.6)	(857.8)	(857.5)	(804.1)	(605.9)	(7,944.8	)(	12,350.7)

(1)	Cash and cash equivalents consist of cash on hand, cash in banks and time deposits.

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by economic conditions in Indonesia.

Foreign Currency Swap Derivatives Contracts

As of December 31, 2012, we maintained foreign currency swap contracts that we entered into in 2008. In 2012, we settled three of our structured currency forward swap contracts with one international financial institution. As of December 31, 2012, we had hedging facilities amounting to US$17.5 million of foreign currency swap contracts, representing 1.4% of our U.S. dollar-denominated bonds and loans as of December 31, 2012.

As of December 31, 2012, we had outstanding foreign currency contracts under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S dollars, based upon agreed spot rates. In the event that the Indonesian rupiah appreciates against the U.S dollar, we would recognize losses on such transactions, which could have a material and adverse effect on our financial condition.

Interest Rate Swap Contracts

As of December 31, 2012, we maintained interest rate swap contracts that we entered into between 2008 to 2009 with respect to an aggregate amount of US$204.9 million under which we agreed to make fixed interest rate payments in exchange for a six-month U.S dollar LIBOR-linked floating rate plus either 0.35%, 1.45%, and 1.85% or 1.90% per year in order to hedge the interest rate risks on our HSBC Sinosure and HSBC Commercial satellite financing agreements and our ING/DBS Syndicated Loan, respectively.

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

Fees to be made by the Depositary to Us

The depositary has agreed to reimburse certain of our expenses related to our ADS program and incurred by us in connection with the program. The depositary has reimbursed to us, or paid amounts on our behalf to third parties, or waived its fees and expenses, in the total amount of US$118,140.81 for the year ended December 31, 2012.

The table below sets forth the types of expenses that the depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2012 that were reimbursed:

Type of Fees	Amount
Printing costs	$—
New York Stock Exchange Listing Fee	$—
Costs related to ADS program	$—
Total	$—

The depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary has waived or paid directly to third parties relating to the year ended December 31, 2012:

Type of Fees	Amount
Mailing, printing and service fees and expenses	$—
Meeting-related expenses	$3,055.07
Fees and expenses related to the administration of the ADS program	$115,085.74
Total	$118,140.81

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2012, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15: CONTROLS AND PROCEDURES

Background

On February 7, 2012, we entered into an Asset Purchase Agreement with Tower Bersama, pursuant to which we agreed to sell our right, title and interest in a portfolio of 2,500 telecommunication towers and other assets to Tower Bersama for a total potential consideration of US$541.5 million. We also entered into a Master Lease Agreement with Tower Bersama to lease back tower slots on the 2,500 towers for a period of 10 years. We closed the transaction on August 2, 2012.

In early 2012, as part of discussions on how we should account for the tower sale-leaseback transaction with Tower Bersama once completed, we commenced discussions with our Board of Commissioners, Audit Committee and external auditor on our proposed approach to analyze and evaluate the correct accounting treatment of the leases.

We also engaged external consultants to assist us in (i) assessing the future prospects of the towers and/or slots, (ii) estimating the fair value of a tower slot using the Discounted Cash Flow (DCF) approach; (iii) identifying and researching the information required for evaluating an appropriate methodology to apply; and (iv) assisting us in analyzing the accounting treatment of slot leases in accordance with IAS 17 Paragraph 10 (d). This exercise led to our initial classification of the majority of the tower slots leased back as operating leases.

In October, 2012, to comply with Indonesia Stock Exchange regulations, we submitted to the Indonesia Stock Exchange our interim financial statements for the nine-month period ending on September 30, 2012 prepared in accordance with Indonesian Financial Accounting Standards (IFAS) and furnished the same information to U.S. investors. Based on the review by our external auditor of such financial statements under the standards for reviews established by the Indonesian Institute of Certified Public Accountants, they indicated that they are not aware of any material modifications that should be made to such interim financial statements. On April 19, 2013, the Company disclosed on Form 6-K that the September 30, 2012 interim financial statements prepared under IFAS should no longer be relied upon due to the impact of the revised accounting treatment for the sale and leaseback transaction.

For purposes of preparing the Company’s consolidated financial statements for the year ended December 31, 2012 under IFRS, in November 2012, following discussions with our audit committee and external auditors, and in order to conclude on the appropriate accounting treatment of the sale and leaseback transaction with Tower Bersama, we submitted a pre-clearance letter to the U.S. Securities and Exchange Commission (“SEC”).

After extensive study, analysis, consultation with third parties, including our external auditors, and the result of the pre-clearance process, we reconsidered our accounting treatment for the sale and leaseback transaction with Tower Bersama.

In the past, and independent of the sale and leaseback transaction with Tower Bersama, we engaged in a number of leasing transactions including those where slots were leased to other telecommunication operators (“lease-outs”) and where we leased tower slots from others for our own use (“lease-ins”). The conclusions we reached after the consultation and pre-clearance process in connection with the sale and leaseback transaction with Tower Bersama caused us to reconsider our historical accounting treatment of these lease transactions in 2010 and 2011 as adopted in the audited financial statements on which our external auditor expressed unqualified opinions at the time. Hence, as a consequence, as reported in our Form 6-K furnished to the SEC on April 19, 2013, we concluded that our assessments relating to internal control over financial reporting as of December 31, 2011 and 2010 could no longer be relied upon. Our external auditor also withdrew their audit reports on the Company’s financial statements based on IFRS as of and for each of the two years ended December 31, 2010 and 2011 and their reports on internal control over financial reporting as of December 31, 2011 and 2010.

As a result of this reconsideration of our historical accounting treatment for lease transactions in the 2010 and 2011 consolidated financial statements, we have restated the historical financial statements for 2011 and 2010 to correct the accounting for lease transactions, along with other accounting corrections.

Notwithstanding the matters described below, the consolidated financial statements included in this Form 20-F comply with IFRS.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only a reasonable level of assurance of achieving the desired control objectives, and, in reaching a reasonable level of assurance, management may be required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2012, or the Evaluation Date, the management, including our President Director and Director & Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act.

As discussed below, a material weakness was identified in our internal controls over financial reporting relating to the determination of the accounting treatment for lease arrangements, primarily due to the revision to the accounting for the sale-and-leaseback transaction and the restatement of previous years financial statements based on Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting section B.1.

Based on such evaluation, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2012.

As discussed below, our external auditor also has opined that we have not maintained effective internal control over financial reporting as of December 31, 2012, because of the same material weakness.

Management’s Annual Report on Internal Control over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15(d)-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with IFRS. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in Internal Control—Integrated Framework, which is issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures which may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control over financial reporting described below. Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management did not maintain effective controls over the analysis and evaluation necessary to determine the appropriate accounting treatment of lease arrangements since 2010. The impact of the material weakness on our financial reporting resulted in misstatements which have been corrected through the restatement of our 2010 and 2011 financial statements as covered by this annual report.

As discussed below, our external auditors also has opined that we have not maintained effective internal control over financial reporting as of December 31, 2012, because of the same material weakness.

Remediation Measures to Address the Material Weakness Identified

In response to our study and analysis, management plans to dedicate resources and take steps to remediate control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the material weakness and the need to restate our consolidated financial statements. The key steps include the enhancement of the capability of the accounting team to address complex accounting issues by implementing additional training programs in 2013. We have begun to implement this initiative.

Report of Independent Registered Public Accounting Firm on Internal Controls

Purwantono, Suherman & Surja, a member firm of Ernst & Young Global Limited, the independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on internal control over financial reporting as of December 31, 2012. This attestation report is set forth on page 3 of our consolidated financial statements attached hereto.

Because of the material weakness in the design and operation of controls over the analysis and evaluation necessary to determine the appropriate accounting treatment of lease arrangements, our external auditor has opined that we have not maintained effective internal control over financial reporting as of December 31, 2012.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that each of George Thia Peng Heok and Kanaka Puradiredja constitute an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about George Thia Peng Heok, see “Item 6: Directors, Senior Management and Employees—Directors and Senior Management—Board of Commissioners.”

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

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2011 and 2012:

	2011	2012
	(in US$)
Audit fees(1)	857,724	805,206
Audit-related fees(2)	448,848	762,219
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	1,306,572	1,567,425

(1)

Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, PT Indosat Mega Media, PT Aplikanusa Lintasarta, PT Starone Mitra Telekomunikasi and PT Artajasa Pembayaran Elektronis and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

Audit-related fees in 2011 and 2012 primarily consist of fees for performing limited reviews of our interim financial information including those of our subsidiaries and for performing services in connection with our bonds issuance in 2012.

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

Item 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19: EXHIBITS

(a)	Index to Consolidated Financial Statements

	Report of Independent Registered Public Accounting Firm	F-2-F-4
	Consolidated Statements of Financial Position as of January 1, 2011 and December 31, 2011 and 2012	F-5-F-8
	Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012	F-9-F-10
	Consolidated Statements of Changes in Equity for the Years Ended December 31, 2010, 2011 and 2012	F-11-F-13
	Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012	F-14-F-15
	Notes to Consolidated Financial Statements for the Years ended December 31, 2010, 2011 and 2012	F-16-F-152

(b)	Index to Exhibits

1.1	Notarial Deed No. 118 Relating to the Amendment and Restatement of the Articles of Association, dated June 11, 2009(3)

1.2	Notarial Deed No. 123, Relating to the Amendment of the Articles of Association, dated January 28, 2010(3)

4.1	Form of Non-Compete Agreement(6)

4.2

Agreement for Network Interconnection for Indosat’s Fixed Local Telecommunication Network and Telkomsel’s Cellular Mobile Network, between Indosat and Telkomsel, dated July 30, 2007 and its Amendments dated December 19, 2007(4), March 3, 2008(3), November 1, 2010(2), April 7, 2011(1), July 19, 2011(1) , May 28, 2012 and March 8, 2013

4.3

Agreement for Network Interconnection for Cellular Mobile Network between Indosat and Telkomsel, dated December 19, 2007 and its Amendments dated February 18, 2008(3), September 7, 2010(2), April 7, 2011(1), May 28, 2012 and March 8, 2013

4.4

Agreement for Network Interconnection for Indosat’s Cellular Mobile Network and Telkom’s Fixed Local Telecommunication Network, between Indosat and Telkom, dated December 18, 2007 and its Amendments dated March 31, 2008(3), December 30, 2009(2), January 31, 2011(2), July 20, 2011(1), December 20, 2011(1) and May 30, 2012

4.5

Agreement for Network Interconnection for Fixed Telecommunication Network between Indosat and Telkom, dated December 18, 2007 and Amendments dated March 31, 2008(3), December 30, 2009(2), January 31, 2011(2), July 20, 2011(1), December 20, 2011(1) and May 30, 2012

4.6	Tower Lease Agreement between Indosat and PT Hutchison CP Telecommunications dated January 29, 2010(2) and its Amendment dated August 18, 2011(1)

4.7	Tower Lease Agreement between Indosat and PT Natrindo Telepon Seluler dated April 15, 2010(2)

4.8	Tower Lease Agreement between Indosat and PT XL Axiata dated May 24, 2010(2) and its Amendment dated February 1, 2012

4.9	Tower Lease Agreement between Indosat and PT Berca Global Access dated June 3, 2010(2)

4.10	Tower Lease Agreement between Indosat and PT Daya Mitra Telekomunikasi dated February 4, 2011(2)

4.11	Memorandum of Agreement between Indosat and PT First Media Tbk dated February 10, 2011(2)

4.12	Pico Sharing Agreement between Indosat and PT XL Axiata Tbk dated December 14, 2012

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1

Term Facility Agreement, dated May 12, 2006, among PT Indosat Tbk, as borrower, arranged by ABN Amro Bank N.V., Jakarta Branch, with Finnish Export Credit Ltd, as original lender, and ABN Amro Bank N.V., Stockholm Branch, acting as facility agent in connection with a US$38,000,000 export credit facility(6) and its Amendment on March 20, 2009(4)

15.2	Trustee Agreement for the Fifth Indosat Bonds, dated May 9, 2007(5) and its Amendment on May 4, 2009(3)

15.3	Credit Agreement with Goldman Sachs International dated May 30, 2007(5)

15.4	Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 9, 2007(5) and its Amendment on May 4, 2009(3)

15.5	Credit Agreement with Bank Central Asia, dated August 28, 2007(5), its Amendment on October 30, 2007(5) and on February 12, 2009(4)

15.6	Credit Agreement with Bank Mandiri, dated September 18, 2007(5) and its Amendment on March 23, 2009(4)

15.7	Credit Agreement with Bank DBS Indonesia, dated November 1, 2007(5) and its Amendment on March 25, 2009(4)

15.8	Sinosure Term Facility Agreement with HSBC France, dated November 27, 2007(4) and its Amendment on March 18, 2009(4)

15.9	COFACE Term Facility Agreement with HSBC France, dated November 27, 2007(4) and its Amendment on March 18, 2009(4)

15.10	Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated November 27, 2007(4) and its Amendment on March 18, 2009(4)

15.11	Trustee Agreement for the Sixth Indosat Bonds, dated March 17, 2008(5) and its Amendment on May 4, 2009(3)

15.12	Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated March 17, 2008(5) and its Amendment on May 4, 2009(3)

15.13	Syndicated Loan Facility with ING/DBS, dated June 12, 2008(4) and its Amendment on February 24, 2009(4)

15.14	Revised Audit Committee Charter, dated October 31, 2012

15.15	Credit Agreement with Bank of Central Asia, dated September 17, 2008(4)

15.16	Deed of Amendment of Trustee Agreement for the Second Indosat Bonds, dated May 4, 2009(3)

15.17	Deed of Amendment of Trustee Agreement for the Third Indosat Bonds, dated May 4, 2009(3)

15.18	Deed of Amendment of Trustee Agreement for the Fourth Indosat Bonds, dated May 4, 2009(3)

15.19	Deed of Amendment of Trustee Agreement for the Syariah Ijarah Bonds, dated May 4, 2009(3)

15.20	Credit Agreement with Bank Central Asia, dated June 8, 2009(3)

15.21	Credit Agreement with Bank Mandiri, dated July 28, 2009(3)

15.22	EKN Facility Agreement with HSBC Hongkong and ABN Amro Bank Hongkong, dated August 18, 2009(3)

15.23	Trustee Agreement for the Seventh Indosat Bonds, dated November 25, 2009(3)

15.24	Trustee Agreement for the Fourth Syari’ah Ijarah Bonds, dated November 25, 2009(3)

15.25	Indenture dated July 29, 2010 covering our Guaranteed Notes due 2020(2) and its Supplement dated June 5, 2012

15.26	Time Loan Revolving Credit Facility Agreement with Bank Central Asia, dated February 10, 2011(2) and its Amendment on December 1, 2011(1)

15.27	Credit Agreement with Bank Mandiri, dated June 21, 2011 and its Amendment on December 5, 2011(1)

15.28	Asset Purchase Agreement, dated February 7, 2012, by and among Indosat, PT Tower Bersama Infrastructure Tbk and PT Solusi Menara Indonesia(1)

15.29	Credit Agreement with PT Bank Sumitomo Mitsui Indonesia, dated December 26, 2013 and its Amendment on March 19, 2013

15.30	Trustee Agreement for the Eighth Indosat Bonds, dated June 13, 2012

15.31	Trustee Agreement for the Fifth Syari’ah Ijarah Bonds, dated June 13, 2012

*

Portions of this exhibit have been redacted pursuant to a request for confidential treatment filed separately with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on April 30, 2012.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on May 18, 2011.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on June 1, 2010.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on April 15, 2009.
(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 5, 2008.
(6)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.

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

Date: April 30, 2013

PT INDOSAT TBK

By:	/s/ Alexander Rusli
Name:	Alexander Rusli
Title:	President Director and Chief Executive Officer

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

JANUARY 1, 2011 (RESTATED), DECEMBER 31, 2011 (RESTATED) AND DECEMBER 31, 2012

AND YEARS ENDED DECEMBER 31, 2010 (RESTATED), 2011 (RESTATED) AND 2012

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-3932/PSS/2013

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated statements of financial position of PT Indosat Tbk (“the Company”) and its subsidiaries as of January 1, 2011 and December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of PT Indosat Tbk and its subsidiaries as of January 1, 2011 and December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2d to the consolidated financial statements, the 2010 and 2011 consolidated financial statements have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2013 expressed an adverse opinion thereon.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 29, 2013

Report of Independent Registered Public Accounting Firm

Report No. RPC-3933/PSS/2013

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the internal control over financial reporting of PT Indosat Tbk (“the Company”) as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on PT Indosat Tbk and its subsidiaries’ internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s annual report on internal control over financial reporting. Management has identified a material weakness originating in 2010 in the design and operation of controls over the analysis and evaluation necessary to determine the appropriate accounting treatment of lease arrangements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, PT Indosat Tbk has not maintained effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PT Indosat Tbk and its subsidiaries as of

January 1, 2011 and December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010, 2011 and 2012. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2012 financial statements, and this report does not affect our report dated April 29, 2013, which expressed an unqualified opinion on those financial statements.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 29, 2013

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2011 (Restated)	December 31,
			2011 (Restated)	2012
		Rp	Rp	Rp
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2f8,4,20 30,36	2,075,270	2,224,206	3,917,236
Accounts receivable	2f8,3b,5
Trade—net of allowance for impairment of Rp496,110 as of January 1, 2011, Rp536,651 as of December 31, 2011 and Rp564,630 as of December 31, 2012	20,30,36	1,536,276	1,500,096	2,038,719
Others—net of allowance for impairment of Rp15,281 as of January 1, 2011, Rp16,702 as of December 31, 2011 and Rp18,748 as of December 31, 2012		10,031	5,660	22,441
Inventories—net of allowance for obsolescence of Rp13,961 as of January 1, 2011, Rp18,401 as of December 31, 2011 and Rp14,613 as of December 31, 2012	2f20	105,885	75,890	52,556
Derivative assets	2f8,2f15 20,33,36	69,334	159,349	69,654
Advances	34d,34f	28,166	40,485	36,057
Prepaid frequency fee and licenses	2f19,2f21 29,30	1,202,009	1,353,819	1,528,215
Prepaid expenses—other	2f19,2f21 29,30	325,245	351,833	335,815
Other current assets	7	50,605	31,437	294,735
Other current financial assets—net	2d,2f8,6,20 30,36	53,119	24,790	13,382

Total Current Assets		5,455,940	5,767,565	8,308,810

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2011 (Restated)	December 31,
			2011 (Restated)	2012
		Rp	Rp	Rp
NON-CURRENT ASSETS
Due from related parties—net of allowance for impairment of Rp646 as of January 1, 2011, Rp15 as of December 31, 2011 and Rp15 as of December 31, 2012	2f8,20,30,36	8,421	10,654	10,358
Deferred tax assets—net	2f6,3b,16	94,659	113,812	100,693
Property and equipment—net	2f16,2f17,2f18, 2f22,3b,8	43,980,426	43,412,937	41,860,846
Goodwill and other intangible assets—net	2f1,2f2,2f22, 3b,9	2,063,177	2,055,971	2,062,825
Long-term prepaid rentals—net of current portion	10,30	750,472	766,349	755,237
Long-term prepaid licenses—net of current portion	2f19,2f21	397,708	331,868	266,027
Long-term advances	11,30,34d,34f	213,975	161,649	40,994
Long-term prepaid pension—net of current portion	2f7,3b,29,30	111,344	103,181	88,845
Long-term receivables	2f8	45,911	20,677	17,959
Other non-current financial assets—net	2d,2f8,12,20, 30,36	150,604	212,270	1,543,140
Other non-current assets—net	2d,13,30	659,998	872,436	754,498

Total Non-current Assets		48,476,695	48,061,804	47,501,422

TOTAL ASSETS		53,932,635	53,829,369	55,810,232

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2011 (Restated)	December 31,
			2011 (Restated)	2012
		Rp	Rp	Rp
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loan	2f9,14,20,30,36	—	1,499,256	299,529
Accounts payable—trade	2f9,20,30,36	645,505	319,058	231,737
Procurement payable	2f9,15,20,30,36	3,642,002	3,475,862	2,737,850
Taxes payable	2f6,16	23,789	28,294	34,025
Accrued expenses	2f9,17,20,29,30,36	1,796,335	1,895,613	1,961,285
Unearned income	2f5	1,111,338	1,034,797	1,073,706
Deposits from customers	20,36	50,279	37,265	43,825
Derivative liabilities	2f9,2f15,20,33,36	215,403	138,189	81,241
Current maturities of:
Loans payable	2f9,18,20,30,36	3,184,147	3,300,537	2,669,218
Bonds payable	2f9,19,20,36	1,098,131	41,989	1,329,175
Other current financial liabilities	2f9,20,34h,36	52,413	71,828	289,164
Other current liabilities	30,36	210,335	127,761	265,614

Total Current Liabilities		12,029,677	11,970,449	11,016,369

NON-CURRENT LIABILITIES
Due to related parties	2f9,20,30,36	22,099	15,480	42,789
Obligation under finance lease	2f9,20,34h	416,587	770,081	3,101,910
Deferred tax liabilities—net	2f6,16	1,961,181	2,126,930	1,855,129
Loans payable—net of current maturities	2f9,18,20,30,36	7,666,804	6,425,779	3,703,822
Bonds payable—net of current maturities	2f9,19,20,36	12,114,104	12,138,353	13,986,507
Employee benefit obligations—net of current portion	2f7,21	872,407	787,313	926,224
Other non-current financial liabilities	2f9,20,36	45,815	107,433	69,273
Other non-current liabilities	30,36	114,360	95,054	1,299,131

Total Non-current Liabilities		23,213,357	22,466,423	24,984,785

TOTAL LIABILITIES		35,243,034	34,436,872	36,001,154

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2011 (Restated)	December 31,
			2011 (Restated)	2012
		Rp	Rp	Rp
EQUITY

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY
Capital stock—Rp100 par value per A share and B share Authorized—1 A share and 19,999,999,999 B shares Issued and fully paid—1 A share and 5,433,933,499 B shares	22	543,393	543,393	543,393
Premium on capital stock	22	1,546,587	1,546,587	1,546,587
Retained earnings
Appropriated		134,446	134,446	134,446
Unappropriated		15,679,724	16,314,201	16,262,361
Other components of equity	2b,2f	401,377	401,778	790,222

Total Equity Attributable to Owners of the Company		18,305,527	18,940,405	19,277,009
Non-controlling Interests		384,074	452,092	532,069

TOTAL EQUITY		18,689,601	19,392,497	19,809,078

TOTAL LIABILITIES AND EQUITY		53,932,635	53,829,369	55,810,232

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah, except share data)

	Notes	2010 (Restated)	2011 (Restated)	2012
		Rp	Rp	Rp
REVENUES	2f5,3b,23, 30,35
Cellular		15,882,097	16,587,385	18,489,329
Multimedia, Data Communication, Internet (“MIDI”)		2,591,801	2,694,271	2,909,798
Fixed telecommunications		1,278,171	1,249,982	1,021,450

Total Revenues		19,752,069	20,531,638	22,420,577

EXPENSES	2f5.5
Cost of services	24,30	7,299,263	7,547,407	8,905,736
Depreciation and amortization	2f2,2f16,8, 9	6,102,083	6,569,328	8,284,012
Personnel	2f7,25,29,30	1,435,735	1,912,647	1,427,194
Marketing	2f5.5,30	779,192	855,686	920,296
General and administration	2d,26,30	585,139	549,530	625,540
Gain on tower sale	28	—	—	(1,183,963)
Gain on foreign exchange		(174,143)	(90,919)	(44,793)
Others—net	2d,8,16,35	79,236	29,790	305,955

Net Expenses		16,106,505	17,373,469	19,239,977

OPERATING PROFIT		3,645,564	3,158,169	3,180,600

Interest income	2f5.2,30,35	146,219	92,646	133,544
Gain (loss) on change in fair value of derivatives—net	2f11,2f15,33,35	(448,831)	57,944	4,964
Financing cost	27,30,35	(2,338,130)	(1,929,354)	(2,077,350)
Gain (loss) on foreign exchange—net	2f4,5,35	318,258	(54,188)	(789,438)
Share of loss of associated companies		—	—	(125)

Other Expenses—Net		(2,322,484)	(1,832,952)	(2,728,405)

PROFIT BEFORE INCOME TAX		1,323,080	1,325,217	452,195

INCOME TAX BENEFIT (EXPENSE)	2f6,3b,16,35
Current		(128,171)	(122,842)	(234,429)
Deferred		(304,401)	(146,462)	259,947

Income Tax Benefit (Expense)—net		(432,572)	(269,304)	25,518

PROFIT FOR THE YEAR		890,508	1,055,913	477,713

OTHER COMPREHENSIVE INCOME
Differences in foreign currency translation	2f4	(6,795)	534	(36)
Income tax effect		1,699	(133)	(1,238)
Unrealized changes in fair value of available for sale assets	12	—	—	389,718

Other Comprehensive income—net of tax	2f4, 2f8	(5,096)	401	388,444

NET COMPREHENSIVE INCOME		885,412	1,056,314	866,157

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(Continued)

Years Ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah, except share data)

	Notes	2010 (Restated)	2011 (Restated)	2012
		Rp	Rp	Rp
PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		812,588	958,068	365,649
Non-controlling interests		77,920	97,845	112,064

Total		890,508	1,055,913	477,713

OTHER COMPREHENSIVE INCOME—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		(5,096)	401	388,444
Non-controlling interests		—	—	—

Total		(5,096)	401	388,444

TOTAL COMPREHENSIVE INCOME—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		807,492	958,469	754,093
Non-controlling interests		77,920	97,845	112,064

Total		885,412	1,056,314	866,157

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY	2f25,22,31	149.54	176.31	67.29

BASIC AND DILUTED EARNINGS PER AMERICAN DEPOSITARY SHARE (ADS) (50 B SHARES PER ADS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	2f25,22,31	7,476.98	8,815.60	3,364.50

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah, except share data

		Equity Attributable to the Owners of the Company
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Retained Earnings		Share of Equity Changes in Associated Companies	Difference in Foreign Currency Translation(*)	Unrealized changes in fair value on available for sale assets	Total	Non- controlling Interests	Total Equity
Description				Appropriated	Unappropriated
Balance as of January 1, 2010		543,393	1,546,587	119,464	15,631,240	404,104	2,369	—	18,247,157	327,752	18,574,909

Profit for the year		—	—	—	812,588	—	—	—	812,588	77,920	890,508
Other comprehensive income		—	—	—	—	—	(5,096)	—	(5,096)	—	(5,096)

Net comprehensive income		—	—	—	812,588	—	(5,096)	—	807,492	77,920	885,412
Resolution during the Annual Stockholders’ General Meeting on June 22, 2010	32
Declaration of cash dividend		—	—	—	(749,122)	—	—	—	(749,122)	—	(749,122)
Appropriation for reserve fund		—	—	14,982	(14,982)	—	—	—	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	—	—	—	(21,598)	(21,598)

Balance as of December 31, 2010		543,393	1,546,587	134,446	15,679,724	404,104	(2,727)	—	18,305,527	384,074	18,689,601

*

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

Years Ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah, except share data)

		Equity Attributable to the Owners of the Company
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Retained Earnings		Share of Equity Changes in Associated Companies	Difference in Foreign Currency Translation(*)	Unrealized changes in fair value on available for sale assets	Total	Non- controlling Interests	Total Equity
Description				Appropriated	Unappropriated
Balance as of January 1, 2011 previously reported		543,393	1,546,587	134,446	15,691,773	404,104	(2,727)	—	18,317,576	384,387	18,701,963

Restatement		—	—	—	(12,049)	—	—	—	(12,049)	(313)	(12,362)

Balance as of January 1, 2011 after restatement		543,393	1,546,587	134,446	15,679,724	404,104	(2,727)	—	18,305,527	384,074	18,689,601

Profit for the year		—	—	—	958,068	—	—	—	958,068	97,845	1,055,913
Other comprehensive income		—	—	—	—	—	401	—	401	—	401

Net comprehensive income		—	—	—	958,068	—	401	—	958,469	97,845	1,056,314
Resolution during the Annual Stockholders’ General Meeting on June 24, 2011	32
Declaration of cash dividend		—	—	—	(323,591)	—	—	—	(323,591)	—	(323,591)
Dividends paid to non-controlling interests		—	—	—	—	—	—	—	—	(29,827)	(29,827)

Balance as of December 31, 2011		543,393	1,546,587	134,446	16,314,201	404,104	(2,326)	—	18,940,405	452,092	19,392,497

*

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

Years Ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah, except share data)

		Equity Attributable to the Owners of the Company
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Retained Earnings		Share of Equity Changes in Associated Companies	Difference in Foreign Currency Translation(*)	Unrealized changes in fair value on available for sale assets	Total	Non- controlling Interests	Total Equity
Description				Appropriated	Unappropriated
Balance as of January 1, 2012 previously reported		543,393	1,546,587	134,446	16,377,262	404,104	(2,326)	—	19,003,466	451,842	19,455,308

Restatement		—	—	—	(63,061)	—	—	—	(63,061)	250	(62,811)

Balance as of January 1, 2012 after restatement		543,393	1,546,587	134,446	16,314,201	404,104	(2,326)	—	18,940,405	452,092	19,392,497

Profit for the year		—	—	—	365,649	—	—	—	365,649	112,064	477,713
Other comprehensive income		—	—	—	—	—	(1,274)	389,718	388,444	—	388,444

Net comprehensive income		—	—	—	365,649	—	(1,274)	389,718	754,093	112,064	866,157
Resolution during the Annual Stockholders’ General Meeting on May 14, 2012	32
Declaration of cash dividend		—	—	—	(417,489)	—	—	—	(417,489)	—	(417,489)
Dividends paid to non-controlling interests		—	—	—	—	—	—	—	—	(32,087)	(32,087)

Balance as of December 31, 2012		543,393	1,546,587	134,446	16,262,361	404,104	(3,600)	389,718	19,277,009	532,069	19,809,078

*

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010, 2011 and 2012

(Expressed in millions of rupiah)

	Notes	2010	2011	2012
		Rp	Rp	Rp
CASH FLOWS FROM OPERATING
ACTIVITIES
Cash received from:
Customers		19,678,609	20,620,790	21,960,377
Refund of taxes		41,753	141,271	179,478
Interest income		145,067	81,336	131,804
Settlement from currency forward contracts	33ae-cx	—	55,371	116,147
Settlement from derivative contracts	33a-k	—	20,626	34,410

Cash paid to/for:
Authorities, other operators, suppliers and others		(9,051,275)	(9,102,182)	(11,607,302)
Financing cost		(2,175,997)	(1,739,810)	(2,026,450)
Employees		(1,310,556)	(2,003,642)	(1,252,470)
Income taxes		(215,874)	(563,320)	(424,538)
Interest rate swap contracts	33an-ad	(117,231)	(119,521)	(82,306)
Swap cost from cross currency swap contracts	33b-o	(121,449)	(70,838)	(39,697)
Settlement from derivative contract	33b,33g	(24,431)	—	—

Net Cash Provided by Operating Activities		6,848,616	7,320,081	6,989,453

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	8	7,741	6,708	3,100,109
Acquisitions of property and equipment	8	(6,495,146)	(6,047,958)	(5,765,942)
Acquisition of intangible assets	9	(40,052)	(10,452)	(23,073)
Cash dividend received from other long-term investment	12a	19,281	13,790	—
Proceeds of Palapa D-Satellite insurance claim	8	537,657	—	—
Purchase of investment in an associated company		(194)	—	—

Net Cash Used in Investing Activities		(5,970,713)	(6,037,912)	(2,688,906)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bonds payable	19	5,851,301	—	3,000,000
Proceeds from long-term loans	18	1,092,059	2,322,900	1,700,000
Proceeds from short-term loan	14	—	1,500,000	700,000
Repayment of long-term loans	18	(4,098,277)	(3,505,063)	(5,455,925)
Repayment of short-term loan	14	—	—	(1,900,000)
Cash dividend paid by the Company	32	(749,122)	(323,591)	(417,489)
Repayment of bonds payable	19	(3,720,815)	(1,100,000)	(241,989)
Cash dividend paid by subsidiaries to non-controlling interest		(21,436)	(29,692)	(32,085)
Settlement from derivative contract	33a	59,925	—	—
Decrease in restricted cash and cash equivalents		2,846	—	—
Swap cost from cross currency swap contract	33a	(46,136)	—	—

Net Cash Used in Financing Activities		(1,629,655)	(1,135,446)	(2,647,488)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2010, 2011 and 2012

(Expressed in millions of rupiah)

	Notes	2010	2011	2012
		Rp	Rp	Rp
Net Foreign Exchange Differences from Cash and Cash Equivalents		(9,732)	2,213	39,971

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(761,484)	148,936	1,693,030
CASH AND CASH EQUIVALENTS OF ACQUIRED SUBSIDIARY	1b	755	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,835,999	2,075,270	2,224,206

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	2,075,270	2,224,206	3,917,236

DETAILS OF CASH AND CASH EQUIVALENTS:
Time deposits with original maturities of three months or less and deposits on call		1,791,783	1,919,227	3,493,467
Cash on hand and in banks		283,487	304,979	423,769

Cash and cash equivalents as stated in the consolidated statements of financial position		2,075,270	2,224,206	3,917,236

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1. GENERAL

a. Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, subsidiary of International Telephone & Telegraph Corporation, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

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

The address of the Company’s registered office is at Jl. Medan Merdeka Barat 21 Jakarta and it has 2 regional offices located in Jakarta and Medan.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

The consolidated financial statements of the Company and its subsidiaries (collectively referred to hereafter as “the Group”) as of January 1, 2011 and December 31, 2011 and 2012 and for each of the three years in the period ended December 31, 2012 were approved and authorized for issue by the Board of Directors on April 29, 2013, as reviewed and recommended for approval by the Audit Committee.

The consolidated statement of financial position as of January 1, 2011 is consistent to the December 31, 2010 consolidated statement of financial position.

b. Structure of the Company’s Subsidiaries

As of January 1, 2011 and December 31, 2011 and 2012, the Company has direct and indirect ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				January 1, 2011	December 31, 2011	December 31, 2012
Indosat Palapa Company B.V. (“IPBV”) (1)	Amsterdam	Finance	2010	100.00	100.00	100.00
Indosat Mentari Finance Company B.V. (“IMBV”) (1)	Amsterdam	Finance	2010	100.00	100.00	100.00
Indosat Finance Company B.V. (“IFB”)	Amsterdam	Finance	2003	100.00	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”)	Amsterdam	Finance	2005	100.00	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISPL”)	Singapore	Telecommunication	2005	100.00	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Interactive Vision Media (“IVM”) (3)	Jakarta	Pay TV	2011	—	99.83	99.83
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	72.54	72.54	72.54
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36	72.36	72.36
PT Lintas Media Danawa (“LMD”) (3)	Jakarta	Information and Communication Services	2008	50.65	50.65	50.65
PT Artajasa Pembayaran Elektronis (“APE”)(3) (Note 2b)	Jakarta	Telecommunication	2000	39.80	39.80	39.80

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Total Assets (Before Eliminations)
Name of Subsidiary	January 1, 2011	December 31, 2011	December 31, 2012
IPBV (1)	5,966,764	6,015,894	6,442,367
IMBV (1)	5,946,885	6,010,359	6,436,524
IFB	21,876	20,923	21,963
IIFB	9,635	8,688	8,853
ISPL	54,353	78,264	99,519
IMM	808,720	739,516	805,942
IVM (2)	—	5,198	5,448
SMT	155,207	209,541	250,726
Lintasarta	1,710,780	1,868,382	2,034,858
LMD(3)	2,671	5,199	3,760
APE (3)	221,297	258,745	372,556

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and the Group, to grant security in respect of their obligation or those of their Group and third parties.

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totalling Rp4,999. On July 12, 2011, IVM got the license to conduct its Pay TV services. However, as of December 31, 2012, IVM has not started its commercial operations.

(3)	Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied consistently in the preparation of the consolidated financial statements are as follows:

a. Basis of Consolidated Financial Statements

The consolidated financial statements have been prepared using the historical cost basis of accounting, except for derivative financial instruments and available for sale financial assets which are stated at fair value.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The consolidated financial statements are presented in Indonesian rupiah, which is the Company’s functional and presentation currency.

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

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary). The accounts of APE in 2010, 2011 and 2012 were consolidated because its financial and operating policies were controlled by Lintasarta.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The accounts of IPBV, IMBV, IFB, IIFB, and ISPL were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the year for profit or loss accounts. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB, and ISPL are presented as part of Other Comprehensive Income in the consolidated statements of comprehensive income.

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

d. Restatement

During the year ended December 31, 2012, the Company identified historical accounting errors in the accounting treatment of its leasing and service concession arrangements. The accounting errors have resulted in the misstatement of certain balance sheet and income statement items and the cumulative net earnings since 2010. The Company has no evidence that the errors resulted from any fraud or intentional misconduct. The Company undertook a review to determine the total amount of the errors and the accounting periods in which the errors occurred. The impact of these errors was material and accordingly, the Company has performed a restatement of its financial statements as of December 31, 2010 and December 31, 2011 and for each of the two years ended December 31, 2010 and December 31, 2011.

The restatement corrects the following historical accounting errors identified:

Lease transactions

The Company engages in leasing transactions where slots on the Company’s towers are leased to other telecommunications operators (“lease-outs”) and where the Company leases tower slots from others for its own use (“lease-ins”).

During the year ended December 31, 2012, following the evaluation of a sale and leaseback transaction, the Company reassessed the classification of all of its lease arrangements. Accordingly, the Company determined that the majority of its historical lease-in transactions were finance leases and that its historical lease-out transactions should have been classified as operating leases. The revised accounting treatment for these historical lease transactions results in the recognition of finance leased assets and lease liabilities (for lease-in transactions) and reinstatement of derecognized property and equipment and reversal of gains on finance leases (for lease-out transactions), and additional disclosures in the consolidated financial statements.

The Company also identified an error in the calculation of the annual radio frequency fee between 2006 and 2010. This error resulted in an under accrual of the annual radio frequency fee as of December 31, 2010 of Rp83,342 which has been corrected as part of the restatement.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The impact of the restatement of lease transactions on key financial statement line items is as follows:

	Increase/(Decrease)
	2010	2011
	Rp	Rp
Other current financial assets—net	—	(5,043)
Finance lease receivable	—	(81,966)
Property and equipment—net	527,858	62,676
Accrued expenses	83,342	—
Other current liabilities	29,286	—
Other current financial liabilities	—	(1,373)
Obligation under finance lease	416,587	77,174
Deferred tax liabilities—net	20,497	(25,033)
Profit for the year	(21,854)	(53,247)

Service concessions

In 2010, the Company’s subsidiary, Lintasarta, contracted with the Ministry of Communications and Information Technology-Balai Telekomunikasi dan Informatika Pedesaan (MOCIT-BTIP) to provide telecommunication and network services to remote rural areas. The Company historically treated these contracts as a service agreement. In 2012, the Company reassessed the accounting treatment of these agreements and determined that these arrangements should be accounted for in accordance with IFRIC 12 Service Concession Arrangements.

The correction in the accounting treatment of this transaction had an immaterial impact to the reported profit but impacted the consolidated statement of financial position with a decrease in assets and liabilities of Rp21,776 and Rp22,660 respectively in 2010 and an increase in assets and liabilities of Rp90,621 and Rp89,877 respectively in 2011. This error has been corrected as part of the restatement.

The impact of the restatement of service concessions on key financial statement line items is as follows:

	Increase/(Decrease)
	2010	2011
	Rp	Rp
Accounts receivable	(15,217)	60,706
Advances	(39,107)	(8,380)
Deferred tax assets—net	(359)	(302)
Property and equipment—net	(34,624)	(35,108)
Long-term advances	(2,668)	(48,149)
Other non-current financial assets—net	70,199	121,854
Current liabilities	4,067	3,681
Deferred tax liabilities—net	195	164
Other non-current financial liabilities	45,815	107,433
Other non-current liabilities	(72,737)	(21,401)
Profit for the year	884	(140)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Previously Known Uncorrected Adjustments

The Company has also corrected previously known immaterial errors pertaining to the 2010 and 2011 consolidated financial statements. The net impact of these adjustments is an increase in the Company’s previously reported consolidated profit after income tax for the year ended December 31, 2010 and December 31, 2011 by Rp8,608 and Rp2,938, respectively.

The Company has restated its financial statements as of December 31, 2010 and December 31, 2011 and for each of the two years ended December 31, 2010 and December 31, 2011. The following discloses each line item on the Company’s financial statements as originally reported in the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on April 30, 2012, the increase (decrease) in each line item on the Company’s consolidated financial statements as a result of the restatement and each line item on the Company’s consolidated financial statements as restated.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Consolidated Statements of Financial Position

	As of December 31, 2010*				As of December 31, 2011
	Previously Reported	Previously Reported After Reclassifications **	Adjustments	Restated	Previously Reported	Previously Reported After Reclassifications **	Adjustments	Restated
ASSETS
Accounts receivable	1,558,457	1,558,457	(12,150)	1,546,307	1,446,729	1,442,407	63,349	1,505,756
Advances	67,273	67,273	(39,107)	28,166	48,865	48,865	(8,380)	40,485
Taxes receivable	479,786	—	—	—	514,934	—	—	—
Prepaid expenses	1,527,254	—	—	—	1,705,652	—	—	—
Prepaid frequency fee and licenses	—	1,202,009	—	1,202,009	—	1,353,819	—	1,353,819
Prepaid expenses—other	—	352,245	—	352,245	—	351,833	—	351,833
Other current assets	222,476	50,605	—	50,605	379,024	31,437	—	31,437
Other current financial assets	53,119	53,119	—	53,119	29,833	29,833	(5,043)	24,790
Finance lease receivable	—	—	—	—	81,966	81,966	(81,966)	—
Deferred tax assets—net	95,018	95,018	(359)	94,659	114,114	114,114	(302)	113,812
Property and equipment—net	43,489,401	43,489,401	491,025	43,980,426	43,385,369	43,385,369	27,568	43,412,937
Long-term advances	216,643	216,643	(2,668)	213,975	209,798	209,798	(48,149)	161,649
Other non-current financial assets—net	80,405	80,405	70,199	150,604	90,416	90,416	121,854	212,270
Other non-current assets	8,341	659,998	—	659,998	5,593	872,436	—	872,436
Total Assets	53,425,695	53,425,695	506,940	53,932,635	53,760,438	53,760,438	68,931	53,829,369
LIABILITIES
Procurement payable	3,644,467	3,644,467	(2,465)	3,642,002	3,429,921	3,429,921	45,941	3,475,862
Accrued expenses	1,710,885	1,710,885	85,450	1,796,335	1,891,477	1,891,477	4,136	1,895,613
Unearned income	1,106,914	1,106,914	4,424	1,111,338	1,081,193	1,081,193	(46,396)	1,034,797
Other current financial liabilities	23,127	23,127	29,286	52,413	73,201	73,201	(1,373)	71,828
Other current liabilities	207,268	207,268	3,067	210,335	125,118	125,118	2,643	127,761
Obligation under finance lease	—	—	416,587	416,587	692,907	692,907	77,174	770,081
Deferred tax liabilities—net	1,951,306	1,951,306	9,875	1,961,181	2,163,345	2,163,345	(36,415)	2,126,930
Other non-current financial liabilities	—	—	45,815	45,815	—	—	107,433	107,433
Other non-current liabilities	187,097	187,097	(72,737)	114,360	116,455	116,455	(21,401)	95,054
Total Liabilities	34,723,732	34,723,732	519,302	35,243,034	34,305,130	34,305,130	131,742	34,436,872
EQUITY
Retained earnings—Unappropriated	15,691,773	15,691,773	(12,049)	15,679,724	16,377,262	16,377,262	(63,061)	16,314,201
Non-controlling Interests	384,387	384,387	(313)	384,074	451,842	451,842	250	452,092
Total Equity	18,701,963	18,701,963	(12,362)	18,689,601	19,455,308	19,455,308	(62,811)	19,392,497

*	The consolidated statement of financial position as of December 31, 2010 is consistent to that of January 1, 2011.
**	Certain accounts were reclassified in the prior years for consistency and comparability to December 31, 2012.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2010				For the year ended December 31, 2011
	Previously Reported	Previously Reported After Reclassifications **	Adjustments	Restated	Previously Reported	Previously Reported After Reclassifications **	Adjustments	Restated
REVENUES
Cellular	15,867,091	15,882,097	—	15,882,097	16,560,966	16,560,966	26,419	16,587,385
Multimedia, Data Communication, Internet (“MIDI”)	2,488,110	2,488,110	103,691	2,591,801	2,578,378	2,578,378	115,893	2,694,271
Fixed telecommunications	1,293,177	1,278,171	—	1,278,171	1,249,982	1,249,982	—	1,249,982

Total Revenues	19,648,378	19,648,378	103,691	19,752,069	20,389,326	20,389,326	142,312	20,531,638

EXPENSES
Cost of services	7,113,410	7,196,361	102,902	7,299,263	7,383,021	7,475,478	71,929	7,547,407
Depreciation and amortization	6,162,851	6,162,851	(60,768)	6,102,083	6,495,968	6,495,968	73,360	6,569,328
Personnel	1,411,244	1,435,735	—	1,435,735	1,891,940	1,912,647	—	1,912,647
General and administration	692,581	585,139	—	585,139	662,694	549,530	—	549,530
Gain on foreign exchange	—	(174,143)	—	(174,143)	—	(90,919)	—	(90,919)
Others-net	—	79,236	—	79,236	—	(52,049)	81,839	29,790
Net Expenses	16,159,278	16,064,371	42,134	16,106,505	17,289,309	17,146,341	227,128	17,373,469
Interest income	143,402	143,402	2,817	146,219	100,717	100,717	(8,071)	92,646
Financing cost	(2,271,628)	(2,271,628)	(66,502)	(2,338,130)	(1,925,445)	(1,925,445)	(3,909)	(1,929,354)
Gain (loss) on foreign exchange—net	492,401	318,258	—	318,258	36,731	(54,188)	—	(54,188)
Others—net	(79,236)	—	—	—	52,049	—	—	—
Other Expenses—net	(2,163,892)	(2,258,799)	(63,685)	(2,322,484)	(1,678,004)	(1,820,972)	(11,980)	(1,832,952)

INCOME TAX BENEFIT (EXPENSE)
Deferred	(294,167)	(294,167)	(10,234)	(304,401)	(192,809)	(192,809)	46,347	(146,462)
Income Tax Benefit (Expense)—net	(422,338)	(422,338)	(10,234)	(432,572)	(315,651)	(315,651)	46,347	(269,304)
Profit for the Year	902,870	902,870	(12,362)	890,508	1,106,362	1,106,362	(50,449)	1,055,913

**	Certain accounts were reclassified in the prior years for consistency and comparability to the year ended December 31, 2012.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

e. Adoption of New and Revised Accounting Standards

New and amended standards

The accounting policies adopted are consistent with those of the previous financial year, except for the following new and amended IFRS for financial years beginning on or after January 1, 2012:

•	IAS 12 Income Taxes: effective January 1, 2012

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group financial statements are listed below.

IAS 1 Presentation of Items of Other Comprehensive Income—Amendments to IAS 1

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) would be presented separately from items that will never be reclassified (for example, actuarial gains and losses on defined benefit plans). The amendment affects presentation only and has no impact on the Group’s financial position or performance. The amendment becomes effective for annual periods beginning on or after 1 July 2012, and will therefore be applied in the Group’s 2013 annual report.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor method for recognizing actuarial gains and losses and the concept of expected returns on plan assets to simple clarifications and re-wording. The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminate the “corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service cost. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension assets or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus.

The Company previously recognized only the net cumulative unrecognized actuarial gains and losses of the previous period, which exceeded 10% of the greater of the defined benefit obligation and the fair value of the plan assets in accordance with IAS 19.93. As a consequence, the Company’s statement of financial position did not reflect a significant part of the unrecognized net actuarial gains and losses. With the effective date of IAS 19 (Revised 2011) as of January 1, 2013, IAS 19R will be applied retrospectively from January 1, 2011. As a result, expected returns on plan assets of defined benefit plans are not recognized in profit or loss. Instead, interest on net defined benefit obligation (net of the plan assets) is recognized in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset. Also, unvested prior service cost can no longer be deferred and recognized over the future vesting period. Instead, all past service costs are recognized at the earlier of when the amendment occurs and when the Company recognizes related restructuring or termination costs. Until 2012, the Company’s unvested past

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

service costs were recognized as an expense on a straight-line basis over the average period until the benefit becomes vested. Upon transition to IAS 19R, past service costs are recognized immediately if the benefits have vested immediately following the introduction of, or change to, a pension plan.

Impact of transition to IAS 19R on the Company’s statements of financial position as of and comprehensive income for the years ended:

January 1, 2011

Increase in defined benefit obligation of Rp200,600

Decrease in deferred tax liabilities of Rp50,150

Net decrease in opening retained earnings of Rp23,440

December 31, 2011

Increase in defined benefit obligation of Rp144,797

Pension profit with old policy reclassified to other comprehensive income of Rp66,037

Net effect on defined benefit obligation of Rp78,942

Net decrease in deferred tax liabilities of Rp19,736

Net expense recognized in other comprehensive income of Rp59,207

Net decrease in tax expense of Rp16,509

Net increase in profit after tax of Rp49,528

December 31, 2012

Increase in defined benefit obligation of Rp304,777

Pension profit with old policy reclassified to other comprehensive income of Rp10,782

Net effect in defined benefit obligation of Rp293,996

Net decrease in deferred tax liabilities of Rp73,499

Net expense recognized in other comprehensive income of Rp220,497

Net decrease in tax expense of Rp2,695

Net increase in profit after tax of Rp8,086

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The revised standard becomes effective for annual periods beginning on or after January 1, 2013. It is not expected to have a material impact on the consolidated financial statements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

IAS 32 Financial Instruments (Amended)

These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and become effective for annual periods beginning on or after 1 January 2014.

IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7

These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments will not impact the Group’s financial position or performance and become effective for annual periods beginning on or after 1 January 2013. The amendments are not expected to have any impact on the consolidated financial statements.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, changed the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 10 Consolidated Financial Statements, IAS 27 Separate Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Based on the preliminary analyses performed, IFRS 10 is not expected to have any material impact on the Group’s consolidated financial statements. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard becomes effective for annual periods beginning on or after January 1, 2013. Based on preliminary analyses, no material impact is expected on the consolidated financial position and performance of the Group.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required, but has no impact on the Group’s financial position or performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Based on the preliminary analyses, no material impact is expected on the Group’s financial position and performance. This standard becomes effective for annual periods beginning on or after 1 January 2013.

f. Significant Accounting Policies and Practices

f1. Business combinations and goodwill

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IAS 39 either in profit or loss or in other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs.

Where goodwill forms part of a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible assets.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the profit or loss when the asset is derecognized.

Computer Software

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years and assessed for impairment whenever there is indication of impairment. The Company reviews the amortization period and the amortization method for the software at least at each financial year end. Residual value of software is assumed to be zero.

f3. Investments in associated Companies

The Group’s investment in its associate is accounted for using the equity method. An associate is an entity over which the Group has significant influence.

Under the equity method, the investment in the associate is carried in the consolidated statements of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statements of comprehensive income reflect the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit of an associate is shown on the face of the consolidated statements of comprehensive income. This is the profit attributable to equity holders of the associate and therefore is profit after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the ‘share of profit of an associate’ in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f4. Foreign currency translation

The consolidated financial statements are presented in rupiah, which is the Company’s functional currency and the Group’s presentation currency. Transactions involving foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the end of the reporting period. All differences are taken to the statements of comprehensive income, except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying properties under construction and installation. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The functional currency and presentation currency of IFB and IIFB are in Euro, while IPBV, IMBV and ISP are in U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate prevailing at the end of the reporting period and their statements of comprehensive income are translated at the average rate during the period. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISP are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the consolidated statements of changes in equity.

f5. Revenue recognition and expense recognition

f5.1 Service Revenues

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network and presented on gross basis.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as unearned income and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

Tower Leasing

Revenue from tower leasing classified as operating leases is recognized on a straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee.

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

Revenues arising from installation service are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided.

•	Satellite Operating Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

•	International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the year and have been reported on a gross basis.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the services are provided.

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

f5.3 Agency Relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customer when the Company and subsidiaries act as a principal in the sale of services.

When the Company and subsidiaries act as an agent and earn commission from the suppliers of the services, revenues are recorded based on the net amount retained (the amount paid by the customer less the amount paid to the suppliers).

f5.4 Dividends

Dividend income is recognized when the Company’s right to receive the payment is established.

f5.5 Expenses

Expenses are recognized when incurred.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f6. Income tax

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operate and generate taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

Funded Plans

The Group has defined benefit pension plans which require contributions to be made to separately administered funds. Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees.

The past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, immediately following the introduction of or changes to a pension plan, past service costs are recognized immediately.

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the current year’s consolidated statement of comprehensive income within personnel expenses.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), less unrecognized past service costs and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held in qualifying insurance policies. Fair value is based on market price information and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and actuarial gains and losses not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

f8. Financial assets

Initial recognition

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of their financial assets at initial recognition.

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

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative financial instruments and other current and non-current financial assets (quoted and unquoted financial instruments).

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

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value thorugh profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are recognized in profit or loss.

The Group’s cash and cash equivalents, trade and other accounts receivables, due from related parties, other current financial assets and other non-current financial assets are included in this category.

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits (including deposits on call) with an original maturities of three months or less at the time of placement.

Time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

•	Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group have the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are recognized in profit or loss.

The Group did not have any HTM investments during the years ended December 31, 2010, 2011 and 2012.

•	Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized, or determined to be impaired, and is reclassified from other comprehensive income to profit or loss. Interest earned on AFS financial investments is reported as interest income using the EIR method.

The Group has the following investments classified as AFS:

-	Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%. These are carried at cost less allowance for impairment.

-	Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

Gains or losses on liabilities held for trading are recognized in profit or loss.

•	Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included in financing cost in profit or loss.

Gains and losses are recognized in the profit or loss when the liabilities are derecognized, as well as through the EIR amortization process.

f10. Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

Credit risk adjustment

The Company adjusts the price in the most advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company’s own credit risk associated with the instrument is taken into account.

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

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, they include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

•	AFS financial assets

In the case of equity investments classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss—is recycled from other comprehensive income to profit or loss. Impairment losses on equity investments are not reversed through the profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” account in profit or loss. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss.

f14. Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group have transferred their rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group have transferred substantially all the risks and rewards of the asset, or (b) the Group have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

Any gains or losses arising from changes in fair value on derivatives during the year, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivatives are presented with the host contract on the consolidated statements of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

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

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up plus cash consideration.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss when the asset is derecognized.

The estimated useful lives of the assets are as follows:

Years
Land rights	50
Exchange and network assets	3 to 15
Subscribers’ apparatus and other equipment	3 to 5
Buildings and building & leasehold improvements	40 and 3 to 25

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments which enhance the asset’s condition on its initial performance are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the profit or loss for the year.

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

f17. Borrowing costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for its intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs (estimated quarterly by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings).

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f19. Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee

A finance lease that transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, is capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in financing cost in profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

The current portion of obligations under finance lease is presented as part of Other Current Financial Liabilities.

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

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

Sale and leaseback transactions

When the Group enters into a sale and leaseback transaction, the Group analyzes if the leaseback arrangement meets the criteria of a finance lease or operating lease. Where the classification results in a finance lease, any excess of sales proceeds over the carrying value of the asset sold is deferred and amortised over the lease term. Where the transaction is classified as an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognised immediately.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

f21. Prepaid Frequency Fee and Licenses and Other Prepaid Expenses

Prepaid frequency fee and licenses and other prepaid expenses, which mainly consist of rentals insurance and advertising, are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals—Net of Current Portion” and “Long-term Prepaid Licenses—Net of Current Portion”, respectively.

f22. Impairment of non-financial assets

Property and equipment

The Group assess, at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in profit or loss.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the assets or cash-generating unit recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

The following assets have specific characteristics for impairment testing:

Goodwill and other intangible assets

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

amount of each cash-generating unit (or group of cash-generating units) to which the goodwill related. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

f23. Provisions

Provisions are recognized when the Group have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Group expect some or all of provisions to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized in profit or loss net of any reimbursement.

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

Basic earnings per share is computed by dividing profit for the year attributable to ordinary owners of the Company by the weighted-average number of ordinary shares outstanding during the year (Note 31).

Basic earnings per ADS attributable to owners of the company is computed by multiplying basic earnings per share attributable to owners of the company by 50, which is equal to the number of shares per ADS.

Diluted earnings per share is computed by dividing profit for the year attributable to ordinary owners of the Company (after adjusting for the profit or loss effect related to dilutive potential ordinary shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

f26. Concession financial assets

The Group constructs or upgrades infrastructure (construction or upgrade services) used to provide a public service and operates and maintains that infrastructure (operation services) for a specified period of time. These arrangements may include infrastructure used in a public-to-private service concession arrangement for its entire useful life.

These arrangements are accounted for based on the nature of the consideration and using the financial asset model as the Group has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction services.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

In the financial asset model, the amount due from the grantor meets the definition of a receivable which is measured at fair value. It is subsequently measured at amortised cost. The amount initially recognized plus the cumulative interest on that amount is calculated using the effective interest method.

The consideration received or receivable is allocated by reference to the relative fair values of the services provided; typically a construction component and a service element for operating and maintenance services performed. Revenue from the concession arrangements earned under the financial asset model consists of the (i) fair value of the amount due from the grantor; and (ii) interest income related to the capital investment in the project.

Any asset carried under concession arrangements is derecognised on disposal or when no future economic benefits are expected from its future use or disposal or when the contractual rights to the financial asset expire.

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

Tower leases

For tower leases, the unit of account is considered at the level of the slot or site space because the lease is dependent on the use of a specific space in the tower where the Company places its equipment.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Licenses

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum by the Ministry of Communications and Information and Technology (“MOCIT”). The Company was obliged to, among others, pay an upfront fee and annual radio frequency fee for 10 years (Note 34i). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license, and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay an upfront fee and annual radio frequency fee for 10 years (Note 34i). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

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

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the assets. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

•	Exchange of asset transactions

During 2010—2012, the Group entered into several contracts for the exchange of assets for certain of its existing cellular technical equipment with third party supplier. For the exchange of assets transactions, the Group evaluates whether the transactions contain commercial substance based on IAS 16, which requires the Group to make judgments and estimates of the future cash flow and the fair value of the assets received and given up as a result of the transactions. Management considered the exchange of assets transactions to have met the criteria of commercial substance, however the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus any cash consideration paid.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Sale and leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2f19. Determining whether a lease transaction is a finance lease or an operating lease is a complex issue and requires substantial judgement as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Careful and considered judgment is required on various complex aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification as a finance lease or operating lease determines whether the leased asset is capitalized and recognized in the consolidated statement of financial position. In sale-and-leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the consolidated statement of comprehensive income immediately (operating lease).

•	Provision for legal contingency

The Group is currently involved in one significant legal proceeding. Management’s judgment of the probable cost for the resolution of the claim has been developed in consultation with the Company’s counsel handling the defense in this matter and is based upon their analysis of potential result. Management currently do not believe this proceeding could materially reduce the Company’s revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in their judgment or effectiveness of their strategy relating to this proceeding. See Note 34c—Significant Agreements, Commitments and Contingency.

•	Allowance for impairment of receivables

If there is objective evidence that an impairment loss has been incurred in trade receivables, the Group will recognize an allowance for impairment losses related to their trade receivables that are specifically identified as doubtful for collection.

In addition to specific allowance against individually significant receivables, the Group also assesses a collective impairment allowance against credit exposure of their debtors which are grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to debtors.

b. Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

•	Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in the statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 20 for further discussion.

•	Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of their property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

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

The Company accounts for the acquired businesses using the acquisition method which requires extensive use of accounting estimates and judgments to determine the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value of the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

•	Recoverability of deferred income tax assets

The Group reviews the carrying amounts of deferred income tax assets at the end of each reporting date and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. The Group’s assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that sufficient taxable income will be generated to allow all or part of deferred income tax assets to be utilized.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Estimating allowance for impairment of receivables

The level of a specific allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that they expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

Any collective allowance recognised is based on historical loss experience using various factors such as historical performance of the debtors within the collective group and judgments on the effect of deterioration in the markets in which the debtors operate and identified structural weaknesses or deterioration in the cash flows of debtors.

•	Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. Due to complexity of valuation and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believes that their assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in their assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

Further details about the assumptions used, including a sensitivity analysis, are given in Note 29.

•	Decommissioning liabilities

Decommissioning liabilities are recognized in the year in which they are incurred. The recognition of the obligations requires an estimation of the cost to restore / dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

The Group recognizes revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunication services. The Group estimate the expected average period of customer relationship based on the most recent churn-rate analysis.

•	Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of their current or future tax liabilities due to ongoing investigations by, or negotiations with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Group apply similar considerations as they would use in determining the amount of a provision to be recognized in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Group makes an analysis of all tax positions related to income taxes to determine if a tax liability for uncertain tax benefit should be recognized.

As of December 31, 2012, the Company is undergoing a tax audit for year 2011.

The Group presents interest and penalties for the underpayment of income tax, if any, in Income Tax Expense in profit or loss.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4. CASH AND CASH EQUIVALENTS

This account consists of the following:

		December 31,
	January 1, 2011	2011	2012
Cash on hand (including US$12 on January 1, 2011, US$13 on December 31, 2011 and nil on December 31, 2012)	1,792	1,580	1,837

Cash in banks
Related parties (Note 30) (including US$4,726 on January 1, 2011, US$3,805 on December 31, 2011 and US$2,754 on December 31, 2012)	116,107	93,880	115,707
Third parties (including US$12,885 on January 1, 2011, US$13,506 on December 31, 2011 and US$10,332 on December 31, 2012)	165,588	209,519	306,225

	283,487	304,979	423,769

Time deposits and deposits on call
Related parties (Note 30) (including US$81,705 on January 1, 2011, US$11,115 on December 31, 2011 and US$72,701 on December 31, 2012)	1,499,544	884,080	1,418,361
Third parties (including US$12,454 on January 1, 2011, US$24,917 on December 31, 2011 and US$163,492 on December 31, 2012)	292,239	1,035,147	2,075,106

	1,791,783	1,919,227	3,493,467

Total	2,075,270	2,224,206	3,917,236

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.50% to 10.00% in 2010, from 2.50% to 9.75% in 2011 and from 2.00% to 9.50% in 2012, while those denominated in U.S. dollars earned interest at annual rates ranging from 0.05% to 4.75% in 2010, from 0.01% to 2.75% in 2011 and from 0.01% to 3.00% in 2012.

The interest rates on deposits on call and time deposits with related parties are comparable to those offered by third parties.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5. ACCOUNTS RECEIVABLE—TRADE

This account consists of the following:

		December 31,
	January 1, 2011 (Restated)	2011 (Restated)	2012
Related parties (Note 30)
Telkom (including US$55 on January 1, 2011, US$51 on December 31, 2011 and US$436 on December 31, 2012)	56,108	19,977	73,835
Others (including US$7,764 on January 1, 2011, US$8,085 on December 31, 2011 and US$7,318 on December 31, 2012)	198,821	345,373	543,447

Sub-total	254,929	365,350	617,282
Less allowance for impairment	47,640	47,107	42,632

Net	207,289	318,243	574,650

Third parties
Local companies (including US$13,956 on January 1, 2011, US$16,593 on December 31, 2011 and US$24,583 on December 31, 2012)	631,291	791,178	902,013
Overseas international carriers (US$93,755 on January 1, 2011, US$66,532 on December 31, 2011 and US$79,275 on December 31, 2012)	842,954	603,309	766,070
Post-paid subscribers from:
Cellular	255,973	254,565	297,721
Fixed telecommunication	47,239	22,345	20,263

Sub-total	1,777,457	1,671,397	1,986,067
Less allowance for impairment	448,470	489,544	521,998

Net	1,328,987	1,181,853	1,464,069

Total	1,536,276	1,500,096	2,038,719

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The aging schedule of the accounts receivable—trade is as follows:

	January 1, 2011 (Restated)		December 31, 2011 (Restated)		December 31, 2012
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Related parties
0 - 6 months	186,039	72.98	257,348	70.44	477,272	77.32
7 - 12 months	47,973	18.82	35,252	9.65	52,246	8.46
13 - 24 months	6,913	2.71	64,498	17.65	30,390	4.92
Over 24 months	14,004	5.49	8,252	2.26	57,374	9.30

Total	254,929	100.00	365,350	100.00	617,282	100.00

Third parties
0 - 6 months	790,938	44.50	945,410	56.56	1,036,438	52.19
7 - 12 months	279,806	15.74	208,218	12.46	235,844	11.87
13 - 24 months	308,808	17.37	255,648	15.30	259,715	13.08
Over 24 months	397,905	22.39	262,121	15.68	454,070	22.86

Total	1,777,457	100.00	1,671,397	100.00	1,986,067	100.00

As of January 1, 2011 and December 31, 2011 and 2012, the Group has recorded an impairment against all accounts receivable that are past due.

The movements in the allowance for impairment on accounts receivable—trade are as follows:

	Total	Related Parties	Third Parties
January 1, 2011
Balance at beginning of year	461,810	57,538	404,272
Provision (reversal)—net (Note 26)	67,041	(9,712)	76,753
Write-offs	(23,586)	—	(23,586)
Net effect of foreign exchange adjustment	(9,155)	(186)	(8,969)

Balance at end of year	496,110	47,640	448,470

Individual impairment	182,175	37,576	144,599
Collective impairment	313,935	10,064	303,871

Total	496,110	47,640	448,470

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	405,926	118,486	287,440

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Total	Related Parties	Third Parties
December 31, 2011
Balance at beginning of year	496,110	47,640	448,470
Provision (reversal)—net (Note 26)	41,051	(1,509)	42,560
Net effect of foreign exchange adjustment	105	976	(871)
Write-offs	(615)	—	(615)

Balance at end of year	536,651	47,107	489,544

Individual impairment	189,486	44,086	145,400
Collective impairment	347,165	3,021	344,144

Total	536,651	47,107	489,544

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	309,556	117,572	191,984

December 31, 2012
Balance at beginning of year	536,651	47,107	489,544
Provision (reversal)—net (Note 26)	56,163	(6,567)	62,730
Net effect of foreign exchange adjustment	7,802	2,092	5,710
Write-offs	(35,986)	—	(35,986)

Balance at end of year	564,630	42,632	521,998

Individual impairment	208,208	37,852	170,356
Collective impairment	356,422	4,780	351,642

Total	564,630	42,632	521,998

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	341,363	111,124	230,239

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange—Net”.

Information about the Group’s exposure to credit risk is disclosed in Note 36.

Management believes the established allowance is sufficient to cover impairment of accounts receivable—trade.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6. OTHER CURRENT FINANCIAL ASSETS—NET

This account consists of the following:

	January 1, 2011 (Restated)	December 31,
		2011 (Restated)	2012
Short-term investment	25,395	25,395	25,395
Less allowance for impairment	25,395	25,395	25,395

Net	—	—	—
Restricted cash and cash equivalents (including US$1,645 on January 1, 2011, US$168 on December 31, 2011 and US$231 on December 31, 2012)	48,165	18,830	5,483
Others (including US$70 on January 1, 2011, US$10 on December 31, 2011 and US$257 on December 31, 2012)	4,954	5,960	7,899

Total	53,119	24,790	13,382

7. OTHER CURRENT ASSETS

This account consists of the following:

	January 1, 2011	December 31,
		2011	2012
Prepayment for taxes:
VAT	47,701	29,677	124,642
Claim for tax refund—2002 and 2003 article 26 (**)	—	—	87,198
Claim for tax refund—2008 and 2009 article 26 (*)	—	—	80,018
Other tax prepayments	2,202	1,018	2,485
Others	702	742	392

Total	50,605	31,437	294,735

*

On September 17, 2010, the Company received Tax Collection Letters (“STPs”) from the Directorate General of Taxation (“DGT”) for the underpayment of the Company’s 2008 and 2009 article 26 tax totalling Rp80,018 (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding these STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs which was performed through an offset against the approved tax refund received on the Company’s corporate income tax for fiscal year 2005 amounting to Rp38,155. On January 7, 2011, the Company paid the remaining amount of Rp41,863 on the underpayment of the Company’s 2008 and 2009 income tax article 26. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. On July 30, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s appeal to the cancellation of the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On September 11, 2012, the Company submitted a request of restitution to the Tax Office to transfer the tax overpayment related to these STPs. On December 26, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated July 30, 2012 for the underpayment of the Company’s 2008 and 2009 article 26 tax. On February 6, 2013, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of April 29, 2013, the restitution has not yet been received.

**

On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 article 26 tax. On November 6, 2012, the Company received the Decision Letter from the Tax Court accepting the Company’s appeal on Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp87,198, which is lower than the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

amount recognized by the Company in its financial statements. The Company accepted the corrections amounting to Rp4,655, which was charged to current operations as part of “Operating Expenses—Others-Net”. On January 28, 2013, the Company has received the restitution (Note 37).

8. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Landrights	Properties under construction and installation		Total
Cost
At January 1, 2010	51,160,525	3,869,799	11,576,995	504,620	7,706,513		74,818,452
Additions	322,519	58,735	475,139	15,977	5,039,357	*	5,911,727
Derecognitions	(2,091,220)	(30,657)	(70,589)	—	—		(2,192,466)
Reclassifications	7,572,859	412,498	1,278,139	20,490	(9,283,986)		—

At December 31, 2010	56,964,683	4,310,375	13,259,684	541,087	3,461,884		78,537,713
Additions	515,431	37,772	429,760	—	5,517,983	**	6,500,946
Derecognitions	(1,799,943)	(81,053)	(101,426)	—	—		(1,982,422)
Reclassifications	5,383,034	394,167	391,715	1,975	(6,170,891)		—

At December 31, 2011	61,063,205	4,661,261	13,979,733	543,062	2,808,976		83,056,237
Additions	460,579	61,291	2,653,360	2,437	5,195,859	***	8,373,526
Derecognitions	(585,370)	(40,717)	(2,386,031)	—	—		(3,012,118)
Reclassifications	4,194,853	254,660	588,861	—	(5,038,374)		—

At December 31, 2012	65,133,267	4,936,495	14,835,923	545,499	2,966,461		88,417,645

Accumulated depreciation, amortization and impairment
Accumulated depreciation, amortization and impairment at January 1, 2010	23,241,824	2,911,582	4,236,241	70,669	—		30,460,316
Depreciation and amortization charge for the year	4,780,872	444,514	893,985	10,939	—		6,130,310
Derecognitions	(1,932,935)	(29,838)	(70,566)	—	—		(2,033,339)

Accumulated depreciation, amortization and impairment at December 31, 2010	26,089,761	3,326,258	5,059,660	81,608	—		34,557,287
Depreciation and amortization charge for the year	5,093,301	466,208	981,010	11,151	—		6,551,670
Derecognitions	(1,283,254)	(81,054)	(101,349)	—	—		(1,465,657)

Accumulated depreciation, amortization and impairment at December 31, 2011	29,899,808	3,711,412	5,939,321	92,759	—		39,643,300

*	including additional property and equipment purchased from Lintasarta amounting to Rp71,423 (net of intercompany loss of Rp11,683)
**	including additional property and equipment purchased from Lintasarta amounting to Rp88,371 (net of intercompany loss of Rp27,578)
**	including additional property and equipment purchased from Lintasarta amounting to Rp1,345 (net of intercompany loss of Rp384)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Landrights	Properties under construction and installation	Total
Depreciation and amortization charge for the year	6,802,221	364,765	1,089,619	11,188	—	8,267,793
Derecognitions	(311,707)	(39,850)	(1,002,737)	—	—	(1,354,294)

Accumulated depreciation, amortization and impairment at December 31, 2012	36,390,322	4,036,327	6,026,203	103,947	—	46,556,799

Net Book value
At January 1, 2010	27,918,701	958,217	7,340,754	433,951	7,706,513	44,358,136
At December 31, 2010 / 1 January 2011 (Restated)	30,874,922	984,117	8,200,024	459,479	3,461,884	43,980,426
At December 31, 2011 (Restated)	31,163,397	949,849	8,040,412	450,303	2,808,976	43,412,937
At December 31, 2012	28,742,945	900,168	8,809,720	441,552	2,966,461	41,860,846

Submarine cables (presented as part of exchange and network assets) represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

The carrying value of property and equipment held under finance leases as of January 1, 2011, December 31, 2011 and December 31, 2012 are Rp419,774, Rp750,544 and Rp3,238,774, respectively. Additions during the year 2010, 2011 and 2012 including Rp471,051, Rp427,242 and Rp2,704,030, respectively of acquisition cost of property and equipment under finance leases.

Depreciation and amortization expense charged to profit or loss amounted to Rp6,130,310, Rp6,551,670 and Rp8,267,793 in 2010, 2011 and 2012, respectively.

Management believes that there is no impairment in asset values or recovery of the impairment reserve as contemplated in IAS 36 for the current year.

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

As of December 31, 2012, the Group has no property and equipment pledged as collateral to any credit facilities.

As of December 31, 2012, the Group insured its property and equipment (except submarine cables and landrights) for US$218,481 and Rp35,504,158 including insurance amounting to US$117,700 on the Company’s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The details of the Group’s properties under construction and installation as of January 1, 2011 and December 31, 2011 and 2012 are as follows:

	Percentage of Completion	Cost	Estimated Date of Completion
January 1, 2011
Exchange and network assets	5 - 99	3,158,581	January - December 2011
Subscribers’ apparatus and other equipment	25 - 95	25,853	January - December 2011
Buildings and building & leasehold improvements	6 - 95	277,450	January - December 2011

Total		3,461,884

December 31, 2011
Exchange and network assets	17 - 90	2,574,418	January - June 2012
Subscribers’ apparatus and other equipment	40 - 90	93,535	January - June 2012
Buildings and building & leasehold improvements	20 - 95	141,023	January - June 2012

Total		2,808,976

December 31, 2012
Exchange and network assets	7 - 99	2,438,240	January - March 2013
Subscribers’ apparatus and other equipment	0 - 95	203,441	January - September 2013
Buildings and building & leasehold improvements	10 - 96	324,780	January - December 2013

Total		2,966,461

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2010, 2011 and 2012 amounted to Rp18,698, Rp2,933 and Rp nil, respectively.

For the years ended December 31, 2010, 2011 and 2012, exchanges and sales of certain property and equipment were made as follows:

	2010	2011	2012
Exchanges of Assets
Kalimantan Project
Carrying amount of assets received	158,285	400,956	—
Carrying amount of assets given up	(158,285)	(400,956)	—

Sumatra and Java Project (Note 34e)
Carrying amount of assets received	—	115,734	273,665
Carrying amount of assets given up	—	(115,734)	(273,665)

Sales of 2,500 Towers (Note 28)
Proceeds	—	—	3,870,600
Net book value	—	—	(1,372,674)
Excess of selling price over carrying amount	—	—	2,497,926
Deferred gain from sales and leaseback	—	—	(1,318,923)
Recognized gain	—	—	1,179,003

Sales of Assets
Proceeds	7,741	6,708	7,215
Net book value	(841)	(76)	(11,487)

Gain (loss)	6,900	6,632	1,174,731

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

In the above exchange of assets transaction, the fair value of neither the assets received nor the assets given up can be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus any cash consideration paid.

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an ongoing basis. As a result, effective January 1, 2010, the Company changed its estimate of the useful lives of its towers to better reflect the estimated periods during which these assets will remain in service. The towers that previously averaged 15 years were increased to an average of 25 years. The effect of this change in estimate was to reduce depreciation expense by Rp108,086 in 2010 and by Rp108,807 in 2011.

Effective September 1, 2012, the Company changed its estimate of the useful lives of its cellular technical equipment from 10 years to 8 years. The changes was made mainly due to the Company’s plan to change its network with new updated equipment that will enable the Company to fully utilize its 900 MHz frequency channel for 3G services. The effect of this change in estimate was to increase 2012 depreciation expense by Rp1,256,941.

The effect of the change in the useful lives of these assets were to increase (decrease) income before income tax as follows:

Period	Amount
Year ended December 31, 2013	(1,323,176)
Year ended December 31, 2014	(624,964)
Year ended December 31, 2015	(358,302)
Year ended December 31, 2016	(206,442)
Year ended December 31, 2017	667,750

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the goodwill and other intangible assets account are as follows:

	Non-integrated Software	Other Intangible Assets	Goodwill	Total
Cost:
At January 1, 2010	235,577	597,448	2,944,362	3,777,387
Additions	40,052	—	—	40,052

At December 31, 2010	275,629	597,448	2,944,362	3,817,439
Additions	10,340	112	—	10,452

At December 31, 2011	285,969	597,560	2,944,362	3,827,891
Additions	23,055	18	—	23,073

At December 31, 2012	309,024	597,578	2,944,362	3,850,964

Accumulated Amortization:
At January 1, 2010	215,357	588,351	930,862	1,734,570
Amortization	10,595	9,097	—	19,692

At December 31, 2010	225,952	597,448	930,862	1,754,262
Amortization	17,607	51	—	17,658

At December 31, 2011	243,559	597,499	930,862	1,771,920
Amortization	16,210	9	—	16,219

At December 31, 2012	259,769	597,508	930,862	1,788,139

Net book value:
At January 1, 2010	20,220	9,097	2,013,500	2,042,817

At December 31, 2010	49,677	—	2,013,500	2,063,177

At December 31, 2011	42,410	61	2,013,500	2,055,971

At December 31, 2012	49,255	70	2,013,500	2,062,825

Other intangible assets consist of the following:

	Useful lives (years)	January 1, 2011			December 31, 2011			December 31, 2012
		Gross		Net	Gross		Net	Gross		Net
		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
Customer base:
Post-paid	5	154,220	154,220	—	154,220	154,220	—	154,220	154,220	—
Prepaid	6	73,128	73,128	—	73,128	73,128	—	73,128	73,128	—
Spectrum license	5	222,922	222,922	—	222,922	222,922	—	222,922	222,922	—
Brand	8	147,178	147,178	—	147,178	147,178	—	147,178	147,178	—
Patent	10	—	—	—	112	51	61	130	60	70

Total		597,448	597,448	—	597,560	597,499	61	597,578	597,508	70

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Goodwill

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and LMD in 2010, respectively.

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indications of impairment. As of December 31, 2012, the market capitalization of the Company was above the book value of its equity. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

Key assumptions used in the FVLCTS calculation at December 31, 2012:

Discount rates—The Company has chosen to use weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 11% and 12%.

Compounded Annual Growth Rate (“CAGR”)—The CAGR projection for the 5-year budget period of the cellular business unit revenue based on the market analysts’ forecast is between 5.6% and 7.8%.

Cost to Sell—As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.0% of the enterprise value.

As a result of the impairment testing, management did not identify an impairment for the cellular business unit to which goodwill of Rp2,013,500 is allocated.

10. LONG-TERM PREPAID RENTALS—NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

12. OTHER NON-CURRENT FINANCIAL ASSETS—NET

This account consists of the following:

	January 1, 2011 (Restated)	December 31,
		2011 (Restated)	2012
Other long-term investments	102,707	116,307	1,483,317
Less allowance for impairment	99,977	113,577	113,577

Net	2,730	2,730	1,369,740

Restricted cash and cash equivalent (including US$155 on January 1, 2011, US$290 on December 31, 2011 and US$140 on December 31, 2012)	39,595	50,826	83,232
Employee loans receivable	15,679	13,515	11,025
Others (including US$1,272 on January 1, 2011, US$1,288 on December 31, 2011 and US$1,010 on December 31, 2012)	92,600	145,199	79,143

Sub-total	147,874	209,540	173,400

Total	150,604	212,270	1,543,140

Other long-term investments—net consist of the following:

a.	Investments in shares of stock accounted under available for sale:

	Location	Principal Activity	Ownership (%)	Cost	Unrealized Changes in Fair Value	Carrying Value
PT Tower Bersama Infrastructure Tbk (“Tower Bersama”) (Note 28)	Indonesia	Telecommunication infrastructure services	5.00	977,292	389,718	1,367,010

On August 2, 2012, the Company received 5% ownership in Tower Bersama as part of compensation from a sale and leaseback transaction of telecommunication towers (Note 28).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	Investments in shares of stock accounted under the cost method:

December	31, 2011 and 2012

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation [previously ICO Global Communication (Holdings) Limited*]	United States of America	Satellite service	0.0067	49,977
Asean Cableship Pte. Ltd. (“ACPL”)	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966

Total				116,208
Less allowance for impairment				113,577

Net				2,631

January	1 2011

PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
ICO Global Communication (Holdings) Limited	United States of America	Satellite service	0.0087	49,977
ACPL**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 14.29	1,366

Total				102,608
Less allowance for impairment				99,977

Net				2,631

*

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted to 0.0068% since the Company did not exercise its right in relation to a rights issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Furthermore, as of December 31, 2011 and 2012, the Company’s ownership in Pendrell has been diluted to 0.0067%.

**

The Company received dividend income from its investment in ACPL totaling US$2,140 (equivalent to Rp19,281), US$1,574 (equivalent to Rp13,790) and US$nil for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company has provided allowance for impairment of its investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of December 31, 2010 and Rp113,577 as of December 31, 2011 and 2012, which the Company believes is adequate to cover impairment losses on the investments.

c.	Equity securities in BNI of Rp89 and Telkom of Rp10 are both classified as available for sale as of December 31, 2010, 2011 and 2012.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

13. OTHER NON-CURRENT ASSETS—NET

As of January 1, 2011 and December 31, 2011 and 2012, this account consists of the following:

		December 31,
	January 1, 2011 (Restated)	2011 (Restated)	2012
Investment in an associated company (i)	56,300	56,300	57,174
Less allowance for impairment	56,300	56,300	56,300

Net	—	—	874
Claims for tax refund
Corporate income tax
Current year (Note 16)	163,562	181,717	162,647
Previous years (ii)	317,013	333,217	248,509
VAT and others (iii)	171,872	351,909	339,995

	652,447	866,843	751,151
Others	7,551	5,593	2,473

Total	659,998	872,436	754,498

(i)	Investment in an associated company—equity accounted

	Location	Principal Activity	Ownership (%)	Cost	Accumulated Equity in Undistributed Net Loss	Carrying Value
PT Citra Bakti Indonesia	Indonesia	Certification service company for chip-based ATM/debit card and related devices and infrastructures	33.33	1,000	126	874

(ii)	The claims for tax refund with respect to corporate income tax for previous years include the following:

•	Satelindo’s 2002 corporate income tax

On July 15, 2010, the Company received Decision Letter No. KEP-357/WPJ.19/BD.05/2010 from the DGT declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On June 25, 2012, the Company received the Decision Letter from the Tax Court rejecting the Company’s appeal on Satelindo’s corporate income tax for fiscal year 2002. The Company charged the related claim for tax refund amounting to Rp103,163 to current operations as part of “Current Income Tax Expense” (Note 16).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	The Company and IMM’s 2009 corporate income tax

On April 21, 2011, the Company received the assessment letter on tax overpayment (“SKPLB”) from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272, which is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp836, which was charged to current operations. On May 31, 2011, the Company received the tax refund of its claim for 2009 corporate income tax amounting to Rp23,695, after being offset with the accepted amount of tax correction of VAT for the period January—December 2009 (iii). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. On June 29, 2012, the Company received the Decision Letter from the DGT which declined the Company’s objection. On September 21, 2012, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009. As of April 29, 2013, the Company has not received any decision from the Tax Court on such appeal.

On April 25, 2011, IMM received SKPLB from the Tax Office for IMM’s 2009 corporate income tax amounting to Rp34,950, which is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2009 claim for tax refund amounting to Rp597 to current operations. On the same date, IMM also received the assessment letters on tax underpayment (“SKPKBs”) for IMM’s 2009 income tax articles 21, 23 and 26 and VAT totalling Rp4,512 (including penalties and interest). On May 26, 2011, IMM received the refund of its claim for 2009 corporate income tax amounting to Rp30,438, after being offset with above underpayment of IMM’s 2009 income tax articles 21, 23 and 26 and VAT.

•	The Company’s 2006 corporate income tax

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of April 29, 2013, the Company has not received any decision from the Supreme Court on such request.

•	The Company and IMM’s 2010 corporate income tax

On April 26, 2012, IMM received SKPLB from the Tax Office for IMM’s 2010 corporate income tax amounting to Rp68,657, which is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2010 claim for tax refund amounting to Rp6,422 to current operations as part of current income tax expense (Note 16). On the same date, IMM also received SKPKBs for its 2010 income tax articles 21, 23 and 26 and VAT totalling Rp11,132 (including penalties and interest). On June 22, 2012, IMM received the refund of its claim for 2010 corporate income tax amounting to Rp57,525, after being offset with above underpayment of its 2010 income tax articles 21, 23 and 26 and VAT.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	The Company and IMM’s 2010 corporate income tax (continued)

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s 2010 corporate income tax amounting to Rp89,381, which is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp61, which was charged to current operations (Note 16). On August 24, 2012, the Company received the tax refund of its claim for 2010 corporate income tax amounting to Rp89,381. Based on this SKPLB, the tax loss carry forward was adjusted to became amounting to Rp1,040,083, which is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp101,978.

(iii)	The claims for tax refund with respect to VAT and others include the following:

•	The Company’s 2010 and 2011 VAT

On April 21, 2011, the Company received SKPKB from the DGT for the Company’s VAT for the period January—December 2009 totalling Rp182,800 (including penalties). The Company accepted a part of the corrections amounting to Rp4,160 which was charged to current operations (Note 13). On July 15, 2011, the Company paid the remaining underpayment amounting to Rp178,640 of the VAT for the period January—December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January—December 2009. On June 4, 2012, the Company received the decision letter from the DGT that declined the Company’s objection and, based on its audit, the DGT charged the Company for additional underpayment for the period January, March, April, June, August—December 2009 totalling Rp57,166 and overpayment for the period February, May and July 2009 totalling Rp4,027. On July 4, 2012, the Company paid the additional underpayment amounting to Rp57,166. On August 24, 2012 and August 31, 2012, the Company received the overpayment amounting to Rp3,839 and Rp188, respectively. On September 3, 2012, the Company submitted an appeal letter to the Tax Court regarding the remaining correction on the Company’s VAT for the period January—December 2009. As of April 29, 2013, the Company has not received any decision from the Tax Court on such appeal.

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s VAT for the period March 2010 amounting to Rp28,545, which is lower than the amount recognized by the Company in its financial statements, and SKPKBs for the Company’s VAT for the period January, February and April—December 2010 totalling Rp98,011 (including penalties). On August 2, 2012, the Company paid the underpayment amounting to Rp98,011. On August 24, 2012, the Company received the overpayment amounting to Rp28,545 from the DGT. On October 1 and 2, 2012, the Company submitted objection letters to the Tax Office regarding SKPLB and SKPKBs on the Company’s VAT for the period January—December 2010 totalling Rp106,619. As of April 29, 2013, the Company has not received any decision from the Tax Office on such objections.

•

As of January 1, 2011 and December 31, 2011, this included the claims for tax refund from the Company’s 2008 and 2009 income tax article 26 and Satelindo’s 2002 and 2003 income tax article 26 which were classified as part of “Other Current Assets” as of December 31, 2012 (Note 7).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

14. SHORT-TERM LOAN

The balance of this account amounting to Rp299,529, Rp1,499,256 and Rp nil as of December 31, 2012 and 2011 and January 1, 2011 (net of unamortized loan issuance cost of Rp471 in 2012, Rp744 in 2011 and Rp nil in 2010), respectively represents an unsecured loan from Mandiri, a related party (Note 30).

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

On August 2 and December 14, 2011, March 28, June 21, December 12 and 26, 2012, the Company has made several drawdowns to this loan facility totaling Rp2,200,000.

On February 2, May 14, June 29, July 5 and August 2, 2012, the Company repaid the drawdowns made previously totalling Rp1,900,000 (Note 37).

Voluntary early repayment is permitted subject to 3 days’ prior written notice. The Company may early repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios.

The amortization of the loan issuance cost for the years ended December 31, 2010, 2011 and 2012 amounted to Rp nil, Rp1,656 and Rp321, respectively (Note 27).

As of January 1, 2011 and December 31, 2011 and 2012, the Group has complied with all financial ratios required to be maintained under the loan agreements.

15. PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

		December 31,
	January 1, 2011 (Restated)	2011 (Restated)	2012

Related parties (Note 30) (including US$404 on January 1, 2011, US$114 on December 31, 2011 and US$78 on December 31, 2012)	68,681	36,073	43,783
Third parties (including US$246,211 on January 1, 2011, US$220,674 on December 31, 2011 and US$141,024 on December 31, 2012)	3,573,321	3,439,789	2,694,067

Total	3,642,002	3,475,862	2,737,850

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The billed amount of procurement payable amounted to Rp360,508, Rp555,065 and Rp531,799 as of January 1, 2011 and December 31, 2011 and 2012, respectively. The unbilled amount of procurement payable amounted to Rp3,281,494, Rp2,920,797 and Rp2,206,051 as of January 1, 2011 and December 31, 2011 and 2012, respectively.

16. TAXES PAYABLE

This account consists of the following:

		December 31,
	January 1, 2011	2011	2012
Estimated corporate income tax payable, less tax prepayments of Rp123,281 in 2010, Rp106,847 in 2011 and Rp97,715 in 2012	4,890	13,330	26,137
Income tax article 25	18,899	14,964	7,888

Total	23,789	28,294	34,025

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the income tax expense for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010 (Restated)	2011 (Restated)	2012
Estimated taxable income (tax loss) of the Company	(1,142,061)	(266,924)	375,701

Income tax expense—current (at statutory tax rates)
Company	—	—	—
Tax correction from previous year paid during the year	—	—	103,224
Subsidiaries	128,171	120,177	123,852
Tax correction from previous year paid during the year	—	2,665	7,353

Total income tax expense—current	128,171	122,842	234,429

Income tax expense (benefit)—deferred—effect of temporary differences at enacted maximum tax rates (25% in 2010, 2011 and 2012)
Company
Tax loss	(285,515)	(66,731)	93,925
Equity in net income of investees	61,060	33,180	46,636
Amortization of other intangible assets	47,642	43,333	37,629
Net periodic pension cost	(4,253)	3,847	560
Depreciation—net	450,049	307,104	(214,121)
Reversal of deferred tax liabilities from tower sale transactions	—	—	(91,938)
Accrual of employee benefits—net	(3,820)	28,919	(41,635)
Loss on sale of property and equipment—net	86,055	(54,348)	(31,149)
Charges from leasing transaction	(6,525)	(12,298)	(33,733)
Write-off of accounts receivable (provision for impairment of receivables)—net	(8,685)	(6,877)	(12,496)
Provision for termination, gratuity and compensation benefits of employees	(8,217)	(232)	(11,981)
Amortization of debt and bonds issuance costs, consent solicitation fees and discount (Notes 18 and 19)	(2,580)	(3,670)	(6,310)
Amortization of 3G licenses	8,751	3,314	(858)
Others	(24,628)	(213)	(7,594)

Net	309,334	275,328	(273,065)
Deferred income tax benefit—net resulting from reversal of deferred tax liabilities (DTL) on investment in IMM, ISPL, and IPBV	—	(109,497)	—

Net	309,334	165,831	(273,065)
Subsidiaries
Depreciation—net	(6,073)	(11,934)	5,700
Write-off of accounts receivable (provision for impairment of receivables)—net	533	(3,601)	4,989
Accrued expenses	(948)	(3,034)	1,270
Net periodic pension cost	(500)	(551)	128
Others	2,055	(249)	1,031

Net	(4,933)	(19,369)	13,118

Net income tax expense (benefit)—deferred	304,401	146,462	(259,947)

Income tax benefit (expense)—net	(432,572)	(269,304)	25,518

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The computation of the estimated income tax payable is as follows:

		December 31,
	January 1, 2011	2011	2012
Income tax expense—current
Company	—	—	—
Tax correction from previous year paid during the year	—	—	103,224
Subsidiaries	128,171	120,177	123,852
Tax correction from previous year paid during the year	—	2,665	7,353

Total income tax expense—current	128,171	122,842	234,429

Prepayments of income tax of the Company
Article 22	52,126	80,935	110,523
Article 23	6,810	14,275	18,563
Article 25	28,795	—	—

Total prepayments of income tax of the Company	87,731	95,210	129,086

Prepayments of income tax of Subsidiaries
Article 22	1,107	—	—
Article 23	3,696	5,880	6,368
Article 25	194,309	187,474	124,908

Total prepayments of income tax of Subsidiaries	199,112	193,354	131,276

Total prepayments of income tax	286,843	288,564	260,362

Estimated income tax payable Subsidiaries	4,890	13,330	26,137

Total estimated income tax payable	4,890	13,330	26,137

Claim for tax refund (Note 13)
The Company	87,731	95,210	129,086
Subsidiaries	75,831	86,507	33,561

Total claim for tax refund	163,562	181,717	162,647

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The reconciliation between the income tax expense (benefit) calculated by applying the applicable tax rate of 25% in 2010, 2011 and 2012 to the profit before income tax and the income tax expense as shown in the consolidated statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010 (Restated)	2011 (Restated)	2012
Profit before income tax	1,323,080	1,323,216	452,195

Income tax expense at the applicable tax rate of 25% in 2010, 2011 and 2012	330,770	331,304	113,049
Company’s equity in Subsidiaries’ income before income tax and reversal of inter-company consolidation eliminations	58,179	42,908	58,657
Tax effect on permanent differences
5% final tax on sale of tower	—	—	46,335
Transaction cost for tower sale subjected to final tax	—	—	14,112
Employee benefits	16,180	18,501	21,070
Assessment for income taxes and VAT (including penalties)	20,634	3,300	2,940
Donation	4,668	9,116	6,037
Gain on tower sale—net already subject to final tax (Note 28)	—	—	(387,928)
Interest income already subject to final tax	(36,200)	(21,162)	(28,362)
Amortization of land rights	2,735	2,788	2,797
Others	23,712	(20,532)	5,662
Tax correction from previous year paid during the year	—	2,665	110,577
Adjustment due to tax audit and others	11,894	9,913	9,536
Deferred income tax benefit from the reversal of DTL on investment in IMM, ISPL and IPBV	—	(109,497)	—

Income tax expense (benefit)—net per consolidated statements of comprehensive income	432,572	269,304	(25,518)

The tax effects of significant temporary differences between financial and tax reporting of the Company are as follows:

		December 31,
	January 1, 2011 (Restated)	2011 (Restated)	2012
Deferred tax assets
Accrual of employee benefits—net	235,104	206,416	260,033
Tax loss	285,515	352,246	216,784
Allowance for impairment of receivables	118,195	125,073	137,568
Allowance for decline in value of investment in associated company and other long-term investments	39,069	42,469	42,469
Charges from leasing transaction	6,525	18,823	52,556
Pension cost	22,143	18,296	17,736
Allowance for decline in value of short-term investments	6,349	6,349	6,349
Others	4,483	2,146	500

Total	717,383	771,818	733,995

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	January 1, 2011 (Restated)	December 31,
		2011 (Restated)	2012
Deferred tax liabilities
Property and equipment	2,247,180	2,499,936	2,122,016
Investments in subsidiaries/associated company—net of amortization of goodwill and other intangible assets	398,769	366,769	442,402
Long-term prepaid licenses	13,562	16,876	16,018
Difference in transactions of equity changes in associated company	1,460	1,460	1,460
Deferred debt and bonds issuance costs, consent solicitation fees and discount	10,526	6,856	547
Others	659	659	463

Total	2,672,156	2,892,556	2,582,906

Deferred tax liabilities—net	1,954,773	2,120,738	1,848,911

The breakdown by entity of the deferred tax assets and liabilities:

	January 1, 2011 (Restated)		December 31, 2011 (Restated)		December 31, 2012
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	1,954,773	—	2,120,738	—	1,848,911
Subsidiaries
Lintasarta	77,396	—	80,094	—	78,593	—
IMM	17,263	—	33,718	—	22,100	—
APE	—	4,383	—	5,165	—	5,438
ISP	—	428	—	1,027	—	780
SMT	—	1,597	—	—	—	—
LMD	—	—	—	—	—	—

Total	94,659	1,961,181	113,812	2,126,930	100,693	1,855,129

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

On March 5, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of 2004 SKPLB amounting to Rp60,674. Based on the Company’s evaluation, the realization of income related with the interest compensation was only probable, instead of virtually certain. Therefore, the interest compensation was not recognized in the Company’s financial statements. On June 29, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated March 5, 2012 for the interest compensation related to the issuance of 2004 SKPLB. On July 27, 2012, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of April 29, 2013, the Company has not received any decision from the Supreme Court on such request.

The tax losses carryover of SMT, IMM and the Company as of December 31, 2012 can be carried forward through 2017 based on the following schedule:

Year of Expiration	Amount
2013	26,660
2014	31,901
2015	715,153
2016	289,695
2017	53,106

Total	1,116,515

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

17. ACCRUED EXPENSES

This account consists of the following:

		December 31,
	January 1, 2011 (Restated)	2011 (Restated)	2012
Interest	339,957	319,880	331,101
Marketing	120,092	214,907	235,957
Network repairs and maintenance	265,428	288,731	229,921
Radio frequency fee	195,686	283,588	214,653
Employee benefits (Notes 21 and 29)	216,732	180,441	200,033
Dealer incentives (Note 2f5.1)	125,836	82,615	170,115
Rental	28,090	59,929	95,200
Universal Service Obligation (“USO”)	59,899	59,716	92,916
Utilities	85,650	58,609	87,669
Link	31,111	55,593	60,646
Blackberry access fee	20,679	79,627	48,666
Consultancy fees	65,288	35,309	44,331
Concession fee	123,455	39,507	41,277
General and administration	27,706	31,119	34,772
Others (each below Rp20,000)	90,726	106,042	74,028

Total	1,796,335	1,895,613	1,961,285

18. LOANS PAYABLE

This account consists of the following:

		December 31,
	January 1, 2011	2011	2012
Third parties—net *	9,553,906	8,727,473	6,373,040
Related party (Note 30)
Mandiri—net **	1,297,045	998,843	—

Total loans payable	10,850,951	9,726,316	6,373,040

Less current maturities—net ***
Third parties	2,884,147	2,301,694	2,669,218
Related party	300,000	998,843	—

Total current maturities	3,184,147	3,300,537	2,669,218

Long-term portion
Third parties	6,669,759	6,425,779	3,703,822
Related party	997,045	—	—

	7,666,804	6,425,779	3,703,822

*

net of unamortized debt issuance cost and consent solicitation fee of Rp189,979 on January 1, 2011, Rp146,511 on December 31, 2011 and Rp111,333 on December 31, 2012; and unamortized debt discount of Rp19,267 on January 1, 2011, Rp11,891 on December 31, 2011 and Rp3,682 on December 31, 2012

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

**	net of unamortized debt issuance cost and consent solicitation fee of Rp2,955 on January 1, 2011 and Rp1,157 on December 31, 2011
***	net of unamortized debt issuance cost and consent solicitation fees of Rp373 on January 1, 2011, Rp2,295 on December 31, 2011 and Rp6,415 on December 31, 2012

The loans from third parties consist of the following:

		December 31,
	January 1, 2011	2011	2012
AB Svensk Exportkredit, Sweden with Guarantee from Export Kredit Namnden—net of un amortized debt issuance cost of Rp27,593 in 2010, Rp26,434 in 2011 and Rp21,351 in 2012	1,972,905	2,127,216	1,840,124
Syndicated U.S. Dollar Loan Facility—net of unamortized debt issuance cost and consent solicitation fee of Rp27,122 in 2010, Rp11,621 in 2011 and Rp2,733 in 2012	4,018,828	2,069,484	1,520,292
HSBC France—net of unamortized debt issuance cost and consent solicitation fee of Rp129,167 in 2010, Rp104,536 in 2011 and Rp84,315 in 2012	1,500,434	1,356,403	1,278,872
BCA Revolving Time Loan—net of unamortized debt issuance cost of Rp736 in 2011 and Rp413 in 2012	—	1,499,264	999,587
Goldman Sachs International
Principal, net of unamortized debt discount of Rp19,267 in 2010, Rp11,891 in 2011 and Rp3,682 in 2012	415,033	422,409	479,818
Foreign Exchange (FX) Conversion Option—net of credit risk adjustment	54,595	49,518	—
9-Year Commercial Loan—net of unamortized debt issuance cost and consent solicitation fee of Rp2,821 in 2010, Rp2,046 in 2011 and Rp1,550 in 2012	203,805	181,834	155,318
Bank Sumitomo Mitsui Indonesia (“BSMI”) Revolving Time loan—net of unamortized debt issuance cost of Rp971	—	—	99,029
BCA—net of unamortized debt issuance on cost and consent solicitation fee of Rp2,903 in 2010 and Rp1,138 in 2011	1,297,097	998,862	—
Investment Credit Facility 6 from CIMB Niaga	52,483	22,483	—
Finnish Export Credit Ltd.—net of unamortized debt issuance cost and consent solicitation fee of Rp373	33,793	—	—
Investment Credit Facility 5 from CIMB Niaga	4,933	—	—

Total	9,553,906	8,727,473	6,373,040
Less current maturities (net of unamortized debt Issuance costs and consent solicitation fees totaling Rp373 in 2010 and Rp2,295 in 2011 and Rp6,415 in 2012)	2,884,147	2,301,694	2,669,218

Long-term portion	6,669,759	6,425,779	3,703,822

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The details of the loans from a related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
a. Mandiri*	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: Average 3-month JIBOR + 1.5% p.a. • Payable quarterly

•     Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

•     With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

•     On June 21, 2012, the Company obtained the consent letter from Mandiri for the sale of asset transaction (Note 28).

•     On September 14, 2012, the Company paid the remaining outstanding Mandiri Loan, amounting to Rp1,000,000.

b. AB Svensk Export kredit (“SEK”), Sweden with Guarantee from Export—kreditnamnden (“EKN”)	• Credit facilities consisting of Facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively • Loan drawdowns are payable semi-annually	May 31, 2016 for Facility A, February 28, 2017 for Facility B and November 30, 2017 for Facility C	US$315,000

•     Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.57%

•     Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

•     Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.59%

•     Payable semi-annually

•     Permitted only in proportionate amount for each of Facilities A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

•     In minimum amount of US$5,000 and in an amount divisible by US$500

•     Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

•     On June 18, 2012, the Company amended its credit facility agreement with HSBC Bank Plc, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 28).

*	related party (Note 30)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
c. Syndicated U.S. Dollar Loan Facility—12 Financial Institutions **	• 5-year unsecured credit facility • Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	• USD London Inter-Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (offshore lenders) • Payable semi-annually

•     Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

•     On June 19, 2012, the Company amended its credit facility agreement with PT Bank DBS Indonesia, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 28).

d. HSBC France	• 12 year -COFACE term facility • Payable in twenty semi-annual installments	September 30, 2019	US$157,243	• 5.69% p.a. • Payable semi-annually

•     Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$10,000 and in an amount divisible by US$1,000

•     Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

•     On June 18, 2012, the Company amended its COFACE credit facility agreement with HSBC France, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 28).

**

On October 14, 2011, PT Bank UOB Indonesia (one of lenders under the Syndicated U.S. Dollar Loan Facility) transferred its portion of the loan to UOB Limited (another lender under the Syndicated U.S. Dollar Loan Facility), hence the number of lenders became 12.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
d. HSBC France (continued)	• 12 year -SINOSURE term facility • Payable in twenty semi-annual installments	September 30, 2019	US$44,200	• USD LIBOR + 0.35% p.a. • Payable semi-annually

•     Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$10,000 and in an amount divisible by US$1,000

•     Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

•     On July 23, 2012, the Company amended its SINOSURE credit facility agreement with HSBC France, as facility agent. The Amendment included changes in definition of certain terms related to sale of asset transaction (Note 28).

e. BCA

•     The revolving time loan with maximum amount of Rp1,000,000

•     Each drawdown matures 1 month from the drawdown date. Subsequently, on August 9, 2011, the Company obtained an approval from BCA to amend the maturity date of each drawdown to become at the latest on February 10, 2014

•     On December 1, 2011, the facility was amended to increase the facility amount up to Rp1,500,000 and change the interest rate

		February 10, 2014	Rp1,500,000	• JIBOR + 1.4% p.a. However, starting December 1, 2011, JIBOR + 1.25% p.a. • Payable monthly

•     Permitted subject to 1 day prior written notice.

•     The Company may repay the whole or any part of the loan

•     On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 28).

•     On December 19, 2012, the Company amended its credit facility agreement with BCA. The Amendment included changes in definition of certain terms related to sale of asset transaction (Note 28).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
f. Goldman Sachs International (“GSI”) ***

•     Investment loan

•     Provides an “FX Conversion Option” for GSI to convert the loan payable into U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”)

•     Fair value of FX Conversion Option as of December 31, 2011 and December 31, 2010 amounting to US$5,460.78 (equivalent to Rp49,518) and US$6,072.20 (equivalent to Rp54,595), respectively (Note 33)

		May 30, 2013	US$50,000	• 8.75% p.a. • Payable quarterly • If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal

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

g. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited Jakarta Branch

•     9-year unsecured commercial facility

•     Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 28, 2016	US$27,037	• USD LIBOR + 1.45% p.a. • Payable semi-annually

•     Permitted only on each repayment date after the first repayment date subject to 30 days’ prior written notice

•     In minimum amount of US$5,000 and in an amount divisible by US$1,000

•     Any prepayment shall satisfy the obligations of loan repayment proportionately

•     On June 20, 2012, the Company amended its credit facility agreement with HSBC Ltd, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 28).

***

On May 30, 2012, GSI exercised the FX conversion option to convert the loan into U.S. dollar loan of US$50,000. The Company earned gain from the exercise amounting to Rp5,319 and charged the gain to Gain (Loss) on Change in Fair Value of Derivatives—Net.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
h. BSMI	• The revolving time loan with maximum amount of Rp650,000 • Each drawdown matures maximum 36 months from the drawdown date, but not exceeds December 31, 2015.	December 31, 2015	Rp650,000	• JIBOR + 1.25% p.a. • Payable monthly or quarterly	• Permitted subject to 5 days prior written notice. The Company may repay the whole or any part of the loan

i. BCA	• 5-year unsecured credit facility 1 • Loan drawdowns are payable annually	September 27, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: 3-month JIBOR + 1.5% p.a. • Payable quarterly

•     Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

•     With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

•     On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 28)

•     On September 27, 2012, the Company paid the remaining outstanding BCA Loan, amounting to Rp1,000,000.

j. CIMB Niaga	• Investment credit facility 6 obtained by Lintasarta • Payable quarterly	August 24, 2012	Rp75,000	• 14.5% p.a., subject to change by CIMB Niaga depending on the market condition • Payable quarterly

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

•     In April 2012, this loan was fully paid.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
k. Finnish Export Credit Ltd.	• 5-year credit facility • Paid semi-annually	May 12, 2011	US$38,000	• 4.15% p.a. • Paid semi-annually

•     Permitted only after 60 days of the loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

•     In May 2011, this loan was fully paid.

l. CIMB Niaga	• Investment credit facility 5 obtained by Lintasarta • Paid quarterly	January 10, 2011	Rp50,000	• 1-month SBI + 2.25% p.a. • Paid quarterly

•     Permitted only on interest payment date subject to 13 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties was allowed with 1% penalty of the early repaid amount.

•     In January 2011, this loan was fully paid.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The scheduled principal payments from 2013 of all the loans payable as of December 31, 2012 are as follows:

	Twelve months ending December 31,
	2013	2014	2015	2016	2017 and thereafter	Total
In rupiah
BCA—revolving time loan	—	1,000,000	—	—	—	1,000,000
BSMI—revolving time loan	—	—	100,000	—	—	100,000

Sub-total	—	1,000,000	100,000	—	—	1,100,000

In U.S. dollar
SEK, Sweden (US$192,500)	435,150	435,150	435,150	366,079	189,946	1,861,475
Syndicated U.S. Dollar Loan Facility (US$157,500)	1,523,025	—	—	—	—	1,523,025
HSBC France (US$140,970.68)	194,741	194,741	194,741	194,741	584,223	1,363,187
GSI (US$50,000)	483,500	—	—	—	—	483,500
9-Year Commercial Facility (US$16,222.20)	39,217	39,217	39,217	39,217	—	156,868

Sub-total	2,675,633	669,108	669,108	600,037	774,169	5,388,055

Total	2,675,633	1,669,108	769,108	600,037	774,169	6,488,055

Less:
—unamortized debt issuance costs and consent solicitation fees						(111,333)
—unamortized debt discount						(3,682)

Net						6,373,040

All loans are neither collateralized by any specific Group assets nor guaranteed by other parties, except for the assets that have been specifically used as security in Note 18j.

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the years ended December 31, 2010, 2011 and 2012 amounted to Rp72,091, Rp63,731 and Rp65,269, respectively (Note 27).

As of December 31, 2010, 2011 and 2012, the Group has complied with all financial ratios required to be maintained under the loan agreements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19. BONDS PAYABLE

This account consists of the following:

		January 1, 2011	December 31,
			2011	2012
a)	Guaranteed Notes Due 2020—net of unamortized notes issuance cost of Rp64,885 in 2010, Rp58,420 in 2011 and Rp73,454 in 2012, and discount of Rp29,666 in 2010, Rp26,208 in 2011 and Rp23,154 in 2012	5,749,599	5,809,572	6,188,892
b)	Eighth Indosat Bonds in Year 2012 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp8,478	—	—	2,691,522
c)	Fifth Indosat Bonds in Year 2007 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp11,041 in 2010, Rp9,102 in 2011 and Rp7,061 in 2012	2,588,959	2,590,898	2,592,939
d)	Seventh Indosat Bonds in Year 2009 with Fixed Rates—net of unamortized bonds issuance cost of Rp5,362 in 2010, Rp4,442 in 2011 and Rp3,454 in 2012	1,294,638	1,295,558	1,296,546
e)	Sixth Indosat Bonds in Year 2008 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp5,414 in 2010, Rp3,603 in 2011 and Rp1,609 in 2012	1,074,586	1,076,397	1,078,391
f)	Indosat Sukuk Ijarah III in Year 2008—net of unamortized bonds issuance cost and consent solicitation fees of Rp2,625 on 2010, Rp1,545 in 2011 and Rp353 in 2012	567,375	568,455	569,647
g)	Indosat Sukuk Ijarah II in Year 2007—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,517 in 2010, Rp1,124 in 2011 and Rp698 in 2012	398,483	398,876	399,302
h)	Indosat Sukuk Ijarah V in Year 2012—net of unamortized bonds issuance cost and consent solicitation fees of Rp930	—	—	299,070
i)	Indosat Sukuk Ijarah IV in Year 2009—net of unamortized bonds issuance cost of Rp873 in 2010, Rp754 in 2011 and Rp627 in 2012	199,127	199,246	199,373
j)	Second Indosat Bonds in Year 2002 with Fixed and Floating Rates—net of unamortized consent solicitation fees of Rp652 in 2010 and Rp649 in 2011	199,348	199,351	—
k)	Limited Bonds II issued by Lintasarta*	25,000	25,000	—
l)	Limited Bonds I issued by Lintasarta**	16,989	16,989	—
m)	Fourth Indosat Bonds in Year 2005 with Fixed Rate—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,382	813,618	—	—
l)	Indosat Syari’ah Ijarah Bonds in Year 2005—net of unamortized bonds issuance cost and consent solicitation fees of Rp487	284,513	—	—

Total bonds payable		13,212,235	12,180,342	15,315,682
Less current maturities (net of unamortized bonds issuance cost and consent solicitation fees totalling Rp1,869 in 2010 and Rp825 in 2012)		1,098,131	41,989	1,329,175

Long-term portion		12,114,104	12,138,353	13,986,507

*	After elimination of Limited Bonds II amounting to Rp35,000 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.
**	After elimination of Limited Bonds I amounting to Rp9,564 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Guaranteed Notes Due 2020	US$650,000	• 7.375% p.a. • Payable semi-annually	July 29, 2020

The notes are redeemable at the option of IPBV:

•     Prior to July 29, 2013, the Issuer may redeem up to a maximum of 35% of the original aggregate Notes issued with the proceeds of one or more Public Offerings at a redemption price equal to 107.375% of the principal amount.

•     Prior to July 29, 2015, the Issuer will be entitled at its option to redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium.

•     On and after July 29, 2015, the issuer may redeem the Notes in whole or in part at any time and from time to time at the certain redemption prices.

•     At any time, upon not less than 30 days’ nor more than 60 days’ prior notice, the Issuer may redeem the Notes at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

•     Upon a change in control of IPBV, the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

•     Based on latest rating reports (released in July, February and April 2012), the notes have BB+ (stable outlook), Ba1 (stable outlook) and BBB (stable outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s) and Fitch Ratings (“Fitch”), respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
b. Eighth Indosat Bonds in Year 2012

• Series A	Rp1,200,000	• 8.625% p.a. • Payable quarterly	June 27, 2019

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•     Based on the latest rating report released in June 2012, the bonds have idAA+ rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

• Series B	Rp1,500,000	• 8.875% p.a. • Payable quarterly	June 27, 2022

c. Fifth Indosat Bonds in Year 2007

• Series A	Rp1,230,000	• 10.20% p.a. • Payable quarterly	May 29, 2014

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•     Based on the latest rating report released in June 2012, the bonds have idAA+ rating from Pefindo.

• Series B	Rp1,370,000	• 10.65% p.a. • Payable quarterly	May 29, 2017

d. Seventh Indosat Bonds in Year 2009

• Series A	Rp700,000	• 11.25% p.a. • Payable quarterly	December 8, 2014

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•     Based on the latest rating report released in June 2012, the bonds have idAA+ rating from Pefindo.

• Series B	Rp600,000	• 11.75% p.a. • Payable quarterly	December 8, 2016

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
e. Sixth Indosat Bonds in Year 2008

• Series A	Rp760,000	• 10.25% p.a. • Payable quarterly	April 9, 2013

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•     Based on the latest rating report released in December 2012, the bonds have idAA+ rating from Pefindo.

• Series B	Rp320,000	• 10.80% p.a. • Payable quarterly	April 9, 2015

f. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•     Based on the latest rating report released in December 2012, the bonds have idAA+ (sy) (stable outlook) rating from Pefindo.

g. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•     Based on the latest rating report released in June 2012, the bonds have idAA+ (sy) rating from Pefindo.

h. Indosat Sukuk Ijarah V in Year 2012 (“Sukuk Ijarah V”)	Rp300,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp25,875, payable on a quarterly basis starting September 27, 2012 up to June 27, 2019.	June 27, 2019

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•     Based on the latest rating report released in June 2012, the bonds have idAA+ (sy) rating from Pefindo.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
i. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

• Series A	Rp28,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•     Based on the latest rating report released in June 2012, the bonds have idAA+ (sy) rating from Pefindo.

• Series B	Rp172,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016

j. Second Indosat Bonds in Year 2002—Series B	Rp200,000	• 16% p.a. • Payable quarterly	November 6, 2032

•     The Company had call option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder had sell option if the rating of the bonds decreased to idAA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

•     Based on the latest rating report released in June 2012, the bonds had idAA+ rating from Pefindo.

•     On November 6, 2012, the Company exercised the right to redeem in full the remaining outstanding of Second Indosat Bonds at 101% price.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
k. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14,2009

•     Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.)

•      Payable quaterly

			June 14, 2009 extended to June 14, 2012	• On February 29, 2012, Lintasarta paid these bonds in full.

l. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2,2009

•     Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.)

•      Payable quaterly

			June 2, 2009 extended to June 2, 2012	• On January 31, 2012, Lintasarta paid these bonds in full.

m.Fourth Indosat Bonds in Year 2005	Rp815,000	• 12% p.a. • Paid quarterly	June 21, 2011

•     The Company had call option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and could buy back part or all of the bonds after the 1st anniversary of the bonds at market price.

•     On June 21, 2011, the Company paid these bonds in full.

n. Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)	Rp285,000	• Bondholders were entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, paid on a quarterly basis starting September 21, 2005 up to June 21, 2011.	June 21, 2011

•     The Company had call option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and could buy back part or all of the bonds after the 1st anniversary of the bonds at market price.

•     On June 21, 2011, the Company paid these bonds in full.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2012 are as follows:

	Twelve months ending December 31,
	2013	2014	2015	2016	2017 and thereafter*	Total
In U.S. dollar
Guaranteed Notes Due 2020* (US$650,000)	—	—	—	—	6,285,500	6,285,500

In Rupiah
Eighth Indosat Bonds*	—	—	—	—	2,700,000	2,700,000
Fifth Indosat Bonds*	—	1,230,000	—	—	1,370,000	2,600,000
Seventh Indosat Bonds*	—	700,000	—	600,000	—	1,300,000
Sixth Indosat Bonds*	760,000	—	320,000	—	—	1,080,000
Sukuk Ijarah III*	570,000	—	—	—	—	570,000
Sukuk Ijarah II*	—	400,000	—	—	—	400,000
Sukuk Ijarah V*	—	—	—	—	300,000	300,000
Sukuk Ijarah IV*	—	28,000	—	172,000	—	200,000

Sub-total	1,330,000	2,358,000	320,000	772,000	4,370,000	9,150,000

Total	1,330,000	2,358,000	320,000	772,000	10,655,500	15,435,500

Less:
—unamortized notes issuance cost						(73,454)
—unamortized bonds issuance costs and consent solicitation fees						(23,210)
—unamortized notes discount						(23,154)

Net						15,315,682

*	Refer to previous discussion on early repayment options for each bond/note.

All bonds are neither collateralized by any specific Group assets nor guaranteed by other parties. All of the Group’s assets, except for the assets that have been specifically used as security (Note 18j) to its other creditors, are used as pari-passu security to all of the Group’s other liabilities including the bonds.

On June 5, 2012, the Company and IPBV entered into a supplemental indenture with Bank of New York Mellon, as a trustee, for the IPBV Guaranteed Notes Due 2020 based on the consent letter received on May 21, 2012 representing 93.21% of the notesholders. The supplemental indenture included the amendment of certain definitions under the previous Guaranteed Notes Due 2020 indentures and the approval for the sale of asset transaction (Note 28).

On June 8, 2012, the Company received the consent letter from BRI, as a trustee, for the Eighth Indosat Bonds, Seventh Indosat Bonds, Sixth Indosat Bonds, Fifth Indosat Bonds, Second Indosat Bonds and Sukuk Ijarah V, IV, III and II regarding the Company’s sale of asset transaction (Note 28).

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the years ended December 31, 2010, 2011 and 2012 amounted to Rp18,025, Rp18,057 and Rp23,288, respectively (Note 27).

As of January 1, 2011 / December 31, 2010 and December 31, 2011 and 2012, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

The following table sets forth the Group’s financial assets and financial liabilities as of January 1, 2011 and December 31, 2011 and 2012:

		December 31,
	January 1, 2011 (Restated)	2011 (Restated)	2012
Financial Assets
Held for trading
Derivative assets	69,334	159,349	69,654
Loans and receivables
Cash and cash equivalents	2,075,270	2,224,206	3,917,236
Accounts receivable—trade and others—net	1,546,307	1,505,756	2,061,160
Other current financial assets—net	53,119	24,790	13,382
Due from related parties—net	8,421	10,654	10,358
Other non-current financial assets—others	147,874	209,540	173,400
Available for sale
Other current financial assets—short-term investments—net	—	—	—
Other non-current financial assets—other long-term investments—net	2,730	2,730	1,369,740

Total Financial Assets	3,903,055	4,137,025	7,614,930

Financial Liabilities
Held for trading
Derivative liabilities	215,403	138,189	81,241
Liabilities at amortized cost
Short-term loan	—	1,499,256	299,529
Accounts payable—trade	645,505	319,058	231,737
Procurement payable	3,642,002	3,475,862	2,737,850
Accrued expenses	1,796,335	1,895,613	1,961,285
Deposits from customers	50,279	37,265	43,825
Loans payable—current maturities	3,184,147	3,300,537	2,669,218
Bonds payable—current maturities	1,098,131	41,989	1,329,175
Other current financial liabilities	52,413	71,828	289,164
Due to related parties	22,099	15,480	42,789
Obligation under finance lease	416,587	770,081	3,101,910
Loans payable—net of current maturities	7,666,804	6,425,779	3,703,822
Bonds payable—net of current maturities	12,114,104	12,138,353	13,986,507
Other non-current financial liabilities	45,815	107,433	69,273

Total Financial Liabilities	30,949,624	30,236,723	30,547,325

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table sets forth the carrying values and estimated fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position:

	Carrying Amount			Fair Value
	January 1, 2011 (Restated)	December 31,		January 1, 2011 (Restated)	December 31,
		2011 (Restated)	2012		2011 (Restated)	2012
Current Financial Assets
Cash and cash equivalents	2,075,270	2,224,206	3,917,236	2,075,270	2,224,206	3,917,236
Accounts receivable—trade and others—net	1,546,307	1,505,756	2,061,160	1,546,307	1,505,756	2,061,160
Derivative assets	69,334	159,349	69,654	69,334	159,349	69,654
Other current financial assets—net	53,119	24,790	13,382	53,119	24,790	13,382

Total current financial assets	3,744,030	3,914,101	6,061,432	3,744,030	3,914,101	6,061,432

Non-current Financial Assets
Due from related parties—net	8,421	10,654	10,358	7,176	8,967	9,539
Other long-term investments—net	2,730	2,730	1,369,740	2,730	2,730	1,369,740
Other non-current financial assets—net	147,874	209,540	173,400	141,380	205,261	171,648

Total non-current financial assets	159,025	222,924	1,553,498	151,286	216,958	1,550,927

Total Financial Assets	3,903,055	4,137,025	7,614,930	3,895,316	4,131,059	7,612,359

Current Financial Liabilities
Short-term loan	—	1,499,256	299,529	—	1,499,256	299,529
Accounts payable—trade	645,505	319,058	231,737	645,505	319,058	231,737
Procurement payable	3,642,002	3,475,862	2,737,850	3,642,002	3,475,862	2,737,850
Accrued expenses	1,796,335	1,895,613	1,961,285	1,796,335	1,895,613	1,961,285
Deposits from customers	50,279	37,265	43,825	50,279	37,265	43,825
Derivative liabilities	215,403	138,189	81,241	215,403	138,189	81,241
Loans payable—current maturities	3,184,147	3,300,537	2,669,218	3,155,634	3,927,062	2,791,147
Bonds payable—current maturities	1,098,131	41,989	1,329,175	1,110,737	43,137	1,343,205
Other current financial liabilities	52,413	71,828	289,164	52,413	71,828	289,164

Total current financial liabilities	10,684,215	10,779,597	9,643,024	10,668,308	11,407,270	9,778,983

Non-current Financial Liabilities
Due to related parties	22,099	15,480	42,789	18,833	13,030	39,405
Obligation under finance lease	416,587	770,081	3,101,910	416,587	770,081	3,101,910
Loans payable—net of current maturities	7,666,804	6,425,779	3,703,822	7,510,510	5,864,354	3,331,132
Bonds payable—net of current maturities	12,114,104	12,138,353	13,986,507	13,228,171	13,334,903	15,318,676
Other non-current financial Liabilities	45,815	107,433	69,273	43,281	101,068	66,433

Total non-current financial liabilities	20,265,409	19,457,126	20,904,301	21,217,382	20,083,436	21,857,556

Total Financial Liabilities	30,949,624	30,236,723	30,547,325	31,885,690	31,490,706	31,636,539

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of January 1, 2011 and December 31, 2011 and 2012.

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

The Company’s fair value hierarchy as of January 1, 2011 and December 31, 2011 and 2012 are as follows:

	January 1, 2011
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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	December 31, 2011
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Derivative assets	159,349	—	159,349	—

Total Financial Assets	159,349	—	159,349	—

Current Financial Liabilities
Derivative liabilities	138,189	—	138,189	—
Embedded derivatives	49,518	—	49,518	—

Total Financial Liabilities	187,707	—	187,707	—

	December 31, 2012
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Derivative assets	69,654	—	69,654	—
Non-Current Financial Assets
Other non-current financial assets—net	1,367,010	1,367,010	—	—

Total Financial Assets	1,436,664	1,367,010	69,654	—

Current Financial Liabilities
Derivative liabilities	81,241	—	81,241	—

Total Financial Liabilities	81,241	—	81,241	—

During the years ended December 31, 2010, 2011 and 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

21. EMPLOYEE BENEFIT OBLIGATIONS

This account consists of the non-current portions of employee benefit obligations as follows:

		December 31,
	January 1, 2011	2011	2012
Post-retirement healthcare (Notes 17 and 29)	639,271	555,752	632,735
Labor Law 13 (Notes 17 and 28)	187,944	194,329	249,313
Service award (Note 17)	43,058	35,071	41,479
Accumulated leave benefits	2,134	2,161	2,697

Total	872,407	787,313	926,224

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

22. CAPITAL STOCK

The Company’s capital stock ownership as of January 1, 2011 and December 31, 2011 and 2012 are as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
January 1, 2011
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	277,824,400	27,782	5.11
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	847,417,500	84,742	15.60

Total	5,433,933,500	543,393	100.00

December 31, 2011
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	305,498,450	30,550	5.62
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	819,743,450	81,974	15.09

Total	5,433,933,500	543,393	100.00

December 31, 2012
A Share
Government	1	—	—
B Shares
Qatar Telecom (Qtel Asia) Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS) (Note 37)	299,382,400	29,938	5.51
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	825,859,500	82,586	15.20

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

23. REVENUES

This account consists of the following:

	2010 (Restated)	2011 (Restated)	2012
Cellular
Usage charges	7,943,960	8,203,788	8,629,697
Value-added services	7,106,788	7,502,140	7,868,391
Interconnection services	1,252,751	1,182,384	2,174,964
Tower leasing (Note 34g)	251,981	419,720	504,857
Monthly subscription charges	132,974	134,032	136,429
Connection fee	8,115	14,217	12,588
Sale of blackberry handsets	34,956	1,706	233
Upfront discount and customer loyalty program (Note 2f5.1)	(1,033,588)	(1,116,471)	(1,022,262)
Others	184,160	245,869	184,432

Sub-total	15,882,097	16,587,385	18,489,329

MIDI
Internet Protocol Virtual Private Network (IP VPN)	605,685	695,947	711,427
Internet	519,553	375,743	422,099
World link and direct link	278,788	294,956	314,878
Multiprotocol Label Switching (MPLS)	66,579	89,937	304,868
Application services	168,196	192,562	251,893
Satellite lease	136,008	150,894	213,052
Value-added services	158,984	264,569	173,940
Leased line	200,947	263,723	150,400
Frame net	227,051	123,249	135,761
Digital data network	94,686	103,098	112,597
TV link	5,126	6,127	6,016
Others	130,198	133,466	112,867

Sub-total	2,591,801	2,694,271	2,909,798

Fixed Telecommunications
International Calls	993,165	934,021	801,442
Fixed Line	174,157	123,185	121,735
Fixed Wireless	110,849	192,776	98,273

Sub-total	1,278,171	1,249,982	1,021,450

Total	19,752,069	20,531,638	22,420,577

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The details of net revenue received from agency relationships consist of the following:

	2010	2011	2012
Gross revenues	7,806,875	8,081,500	7,966,505
Compensation to value added service provider	(700,087)	(579,360)	(98,114)

Net revenues	7,106,788	7,502,140	7,868,391

Revenues from related parties amounted to Rp1,640,591, Rp1,554,780 and Rp1,812,619 for the years ended December 31, 2010, 2011 and 2012, respectively. These amounts represent 8.31%, 7.57% and 8.08% of total revenues in 2010, 2011 and 2012, respectively (Note 30).

The revenues from interconnection services are presented on a gross basis (Note 2f5.1).

24. EXPENSES—COST OF SERVICES

The balance of this account for the years ended December 31, 2010, 2011 and 2012 consists of the following:

	2010 (Restated)	2011 (Restated)	2012
Interconnection	1,735,942	1,706,521	2,557,775
Radio frequency fee (Note 34i)	1,695,717	1,755,852	1,961,377
Utilities	798,300	822,784	842,963
Maintenance	943,503	921,990	829,757
Rent (Note 34h)	551,569	612,348	726,872
Blackberry access fee	197,434	371,229	519,611
Leased circuits	377,580	331,390	349,114
USO	214,636	228,693	273,943
Cost of SIM cards and pulse reload vouchers	259,323	285,812	234,239
Installation	133,746	141,420	169,440
Concession fee	112,404	122,178	141,111
Delivery and transportation	84,075	83,073	122,348
License	31,543	32,225	54,177
Communication network	12,363	6,221	53,956
Billing and collection	54,816	57,780	41,767
Cost of handsets and modems	74,266	12,500	12,392
Others	22,046	55,391	14,894

Total	7,299,263	7,547,407	8,905,736

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2f5).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

25. EXPENSES—PERSONNEL

The balance of this account for the years ended December 31, 2010, 2011 and 2012 consists of the following:

	2010	2011	2012
Salaries	492,452	472,826	547,923
Incentives and other employee benefits	301,852	282,860	325,312
Employee income tax	131,630	260,104	167,205
Bonuses	236,950	199,043	127,746
Post-retirement healthcare cost (income) (Note 29)	104,600	(74,253)	92,656
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 29)	42,833	10,344	57,758
Medical expense	69,509	60,819	56,782
Pension (Note 29)	45,688	15,943	24,719
Severance benefit under Voluntary Separation Scheme (“VSS”) *	—	579,301	6,330
Early retirement **	16,253	15,170	1,210
Outsourcing	60,858	36,264	—
Post-retirement benefit of salary continuation before retirement (Note 21) ***	(96,820)	—	—
Others	29,930	54,226	19,553

Total	1,435,735	1,912,647	1,427,194

*

On January 20 and January 2, 2012, the Company’s and Lintasarta’s Boards of Directors issued Directors’ Decree No. 003/Direksi/2011 and Directors’ Decree No. 015/Direksi/40000/2012, respectively, regarding the Organizational Restructuring Program through an offering scheme on the basis of mutual agreement between the Company/Lintasarta and certain employees (VSS), that became effective on the same date. For the year ended December 31, 2011, there were 994 and 54 employees of the Company and Lintasarta, respectively, who availed themselves of the scheme, and the benefits paid by the Company and Lintasarta amounted to Rp566,034 and Rp13,267, respectively. For the year December 31, 2012, there were 24 employees of Lintasarta, who availed themselves of the scheme and the benefits paid amounted to Rp6,330.

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

The personnel expenses capitalized to properties under construction and installation during the years ended December 31, 2010, 2011 and 2012 amounted to Rp38,668, Rp46,575 and Rp52,339, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26. EXPENSES—GENERAL AND ADMINISTRATION

The balance of this account for the years ended December 31, 2010, 2011 and 2012 consists of the following:

	2010 (Restated)	2011 (Restated)	2012
Professional fees	109,374	109,523	186,886
Rent	120,428	113,277	117,845
Transportation	64,485	65,807	61,231
Provision for impairment of receivables (Note 5)	67,041	41,051	56,163
Insurance	39,807	44,539	37,582
Office	48,370	34,956	28,705
Social activities	24,991	16,620	27,683
Training, education and research	18,541	23,371	26,443
Utilities	16,692	14,069	14,636
Public relation	10,465	9,262	13,084
Communications	9,749	10,433	7,589
Others (each below Rp10,000)	55,196	66,622	47,693

Total	585,139	549,530	625,540

27. OTHER EXPENSES—FINANCING COST

The balance of this account for the years ended December 31, 2010, 2011 and 2012 consists of the following:

	2010 (Restated)	2011 (Restated)	2012
Interest on loans	2,080,274	1,700,091	1,709,946
Finance charges under finance lease	64,967	133,322	261,458
Amortization of debt and bonds / notes issuance costs, consent solicitation fees and discount (Notes 14, 18 and 19)	90,116	83,444	88,878
Excess of purchase price over nominal value due to redemption of GN 2010 and GN 2012	96,487	—	—
Bank charges	4,751	6,152	5,812
Interest expenses from Lintasarta’s USO Project	1,535	6,345	11,256

Total	2,338,130	1,929,354	2,077,350

28. GAIN ON TOWER SALE

On February 7, 2012, the Company entered into an Asset Sale Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 to be paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk’s shares of not

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers for 10 years period with fixed monthly lease rate of US$1,300 per tower slot (in full amount). The leases have an option to be renewed for a further 10 years.

On August 2, 2012, the Company and Tower Bersama closed the sale and leaseback transaction of 2,500 telecommunication towers. On the closing date of such transaction, the Company received cash amounting to US$326,289 (equal to Rp3,092,894) and obtained 5% ownership (equal to 239,826,310 shares) in Tower Bersama with the value of US$103,101 (equal to Rp977,292) (Note 12).

The total consideration of US$429,390 (equal to Rp4,070,187) is allocated to the sales of property and equipment amounting to Rp3,870,600 and the remainder is allocated to prepaid land lease and existing tower lease contracts from the 2,500 towers. The total carrying amount of the separately identifiable components of the transaction is Rp1,534,494 which includes the carrying amount of property and equipment amounting to Rp1,372,674. As of closing date, the Company recorded the excess of the selling price over the carrying amounts amounting to Rp2,535,693 (including the Rp2,497,926 from the sale of property and equipments) as “Gain on Sale of Towers” of Rp1,125,192, and “Deferred Gain on Sales and Leaseback” of Rp1,410,501. As of December 31, 2012, the Company recognized total “Gain on Sale of Towers” of Rp1,183,963, which includes the amortization of the “Deferred Gain on Sales and Leaseback” whose outstanding balance as of December 31, 2012 is Rp1,351,730. The deferred gain will be amortized over the term of the lease, being 10 years.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010, January to December 2011 and January to December 2012, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees, Rp378 for additional 41 employees and Rp883 for additional 140 employees, respectively.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the years ended December 31, 2010, 2011 and 2012, respectively.

The net periodic pension cost for the pension plans of the Company and Lintasarta for the years ended December 31, 2010, 2011 and 2012 was calculated based on the actuarial valuations as of December 31, 2010, 2011 and 2012, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2010	2011	2012
Annual discount rate	8.5 - 9.0%	7.0 - 7.5%	6.0%
Expected annual rate of return on plan assets	4.5 - 9.0%	4.5 - 9.0%	4.5 - 8.0%
Annual rate of increase in compensation	3.0 - 9.0%	3.0 - 9.0%	3.0 - 9.0%
Mortality rate (Indonesian Mortality Table—TMI)	TMI 1999	TMI 1999	TMI 2011

a.	The composition of the net periodic pension cost for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Interest cost	74,558	47,975	31,936
Service cost	41,749	31,006	28,836
Settlement loss	—	4,655	2,407
Amortization of unrecognized actuarial loss	850	1,194	1,185
Return on plan assets	(71,469)	(52,213)	(41,086)
Curtailment loss (gain)	—	(16,674)	1,441

Net periodic pension cost (Note 25)	45,688	15,943	24,719

b.	The funded status of the plans as of January 1, 2011 and December 31, 2011 and 2012 is as follows:

		December 31,
	January 1, 2011	2011		2012
Plan assets at fair value	852,958	538,902		576,335
Projected benefit obligation	(750,625)	(463,074	)*	(554,209)

Excess of plan assets over projected benefit obligation	102,333	75,828		22,126
Unrecognized actuarial loss	10,928	29,464		68,175

Total prepaid pension cost	113,261	105,292		90,301

*	net of curtailment effect during 2011 due to VSS (Note 25)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.	Movements in the fair value of plan assets during the years ended December 31, 2010, 2011 and 2012 are as follows:

December 31, 2010	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	763,244	50,344	813,588
Expected return on plan assets	67,149	4,320	71,469
Actuarial loss on plan assets	(12,283)	(2,677)	(14,960)
Contributions	120	9,653	9,773
Actual benefits paid	(24,566)	(2,346)	(26,912)

Fair value of plan assets at end of year	793,664	59,294	852,958

December 31, 2011	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	793,664	59,294	852,958
Expected return on plan assets	47,175	5,038	52,213
Actuarial gain (loss) on plan assets	14,651	(610)	14,041
Contributions	378	9,653	10,031
Actual benefits paid	(378,978)	(11,363)	(390,341)

Fair value of plan assets at end of year	476,890	62,012	538,902

December 31, 2012	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	476,890	62,012	538,902
Expected return on plan assets	37,479	3,607	41,086
Actuarial gain (loss) on plan assets	7,815	(3,175)	4,640
Actual benefits paid	(9,751)	(9,078)	(18,829)
Contributions	883	9,653	10,536

Fair value of plan assets at end of year	513,316	63,019	576,335

d.	Movements in the present value of the defined benefit obligation during the years ended December 31, 2010, 2011 and 2012 are as follows:

December 31, 2010	The Company	Lintasarta	Total
Benefit obligation at beginning of year	684,611	41,816	726,427
Interest cost	70,279	4,279	74,558
Current service cost	38,375	3,374	41,749
Actuarial loss (gain) on obligation	(156,345)	2,912	(153,433)
Actual benefits paid	(24,102)	(2,166)	(26,268)
Effect of changes in actuarial assumptions	87,592	—	87,592

Present value of obligation at end of year	700,410	50,215	750,625

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

December 31, 2011	The Company	Lintasarta	Total
Benefit obligation at beginning of year	700,410	50,215	750,625
Interest cost	43,786	4,189	47,975
Current service cost	27,167	3,839	31,006
Actuarial loss (gain) on obligation	(12,066)	4,315	(7,751)
Effect of settlement	(358,597)	(9,080)	(367,677)
Actual benefits paid	(18,750)	(1,857)	(20,607)
Effect of curtailment	(18,886)	1,645	(17,241)
Effect of changes in actuarial assumptions	46,744	—	46,744

Present value of obligation at end of year	409,808	53,266	463,074

December 31, 2012	The Company	Lintasarta	Total
Benefit obligation at beginning of year	409,808	53,266	463,074
Interest cost	28,346	3,590	31,936
Current service cost	25,617	3,219	28,836
Actuarial loss on obligation	2,434	7,632	10,066
Effect of settlement	—	(4,360)	(4,360)
Actual benefits paid	(9,751)	(3,909)	(13,660)
Effect of curtailment	—	917	917
Effect of changes in actuarial assumptions	37,400	—	37,400

Present value of obligation at end of year	493,854	60,355	554,209

e.	Movements in the prepaid pension cost during the years ended December 31, 2010, 2011 and 2012 are as follows:

December 31, 2010	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	124,720	25,100	149,820
Net periodic pension cost	(41,505)	(4,183)	(45,688)
Refund from Jiwasraya	(464)	(180)	(644)
Contribution to Jiwasraya	120	9,653	9,773

Prepaid pension cost at end of year	82,871	30,390	113,261

December 31, 2011	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	82,871	30,390	113,261
Net periodic pension cost	(5,887)	(10,056)	(15,943)
Refund from Jiwasraya	(1,631)	(426)	(2,057)
Contribution to Jiwasraya	378	9,653	10,031

Prepaid pension cost at end of year	75,731	29,561	105,292

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

December 31, 2012	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	75,731	29,561	105,292
Contribution to Jiwasraya	883	9,653	10,536
Net periodic pension cost	(16,484)	(8,235)	(24,719)
Refund from Jiwasraya	—	(808)	(808)

Prepaid pension cost at end of year	60,130	30,171	90,301

f.	Prepaid pension cost consists of:

	January 1, 2011	December 31,
		2011	2012
Current portion (presented as part of “Prepaid Expenses”)
The Company	1,401	1,730	1,224
Lintasarta	516	381	232

	1,917	2,111	1,456

Long-term portion (presented as “Long-termpre paid pension—net of current portion”)
The Company	81,470	74,001	58,906
Lintasarta	29,874	29,180	29,939

	111,344	103,181	88,845

Total prepaid pension cost	113,261	105,292	90,301

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	January 1, 2011	December 31,
		2011	2012
Investment in mutual fund	78.90%	78.11%	75.34%
Investment in time deposits	12.16%	12.50%	12.13%
Investment in shares and properties	3.87%	4.19%	7.10%
Investment in debt securities	5.06%	5.19%	5.43%
Other investments	0.01%	0.01%	0.00%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10%—20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2010, 2011 and 2012 amounted to Rp46,557, Rp43,709 and Rp49,836, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under either this law or the defined benefit pension plan, depending upon the commencement date of their employment.

The net periodic pension cost under the Labor Law for the years ended December 31, 2010, 2011 and 2012 was calculated based on the actuarial valuations as of December 31, 2010, 2011 and 2012, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2010	2011	2012
Annual discount rate	8.5 - 9.0%	7.5%	6.0 - 6.5%
Annual rate of increase in compensation	8.0 - 9.0%	8.0 - 9.0%	8.0 - 8.5%

a.	The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Service cost	21,747	29,355	31,632
Interest cost	19,586	15,888	21,717
Amortization of unrecognized actuarial loss	1,500	18	4,602
Amortization of unrecognized past service cost	—	716	681
Immediate recognition of past service cost - vested benefit	—	—	(523)
Curtailment gain	—	(35,633)	(351)

Net periodic pension cost under the Labor Law (Note 25)	42,833	10,344	57,758

b.	The composition of the accrued pension cost under the Labor Law as of December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Projected benefit obligation	217,754	291,135 *	367,641
Unrecognized actuarial loss	(17,245)	(83,494)	(105,413)
Unrecognized past service cost	(9,632)	(8,612)	(7,795)

Accrued pension cost	190,877	199,029	254,433

*	net of curtailment effect during 2011 due to VSS (Note 25)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.	Movements in the present value of pension cost obligation under the Labor Law during the years ended December 31, 2010, 2011 and 2012 are as follows:

December 31, 2010	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	159,055	22,173	6,660	187,888
Actuarial loss (gain) on obligation	1,166	(890)	804	1,080
Current service cost	17,661	1,967	2,119	21,747
Interest cost	16,574	2,319	693	19,586
Actual benefits paid	(2,150)	(97)	(102)	(2,349)
Effect of changes in actuarial assumption	(9,734)	(1,132)	668	(10,198)

Present value of obligation at end of year	182,572	24,340	10,842	217,754

December 31, 2011	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	182,572	24,340	10,842	217,754
Actuarial loss (gain) on obligation	75,163	(5,182)	(1,442)	68,539
Current service cost	24,740	2,003	2,612	29,355
Interest cost	12,855	2,064	969	15,888
Actual benefits paid	(1,826)	(111)	(255)	(2,192)
Effect of curtailment	(38,828)	(890)	—	(39,718)
Effect of changes in actuarial assumption	(3,688)	1,936	3,261	1,509

Present value of obligation at end of year	250,988	24,160	15,987	291,135

December 31, 2012	The Company	Lintasarta	IMM	Total
Benefit obligation at beginning of year	250,988	24,160	15,987	291,135
Current service cost	25,711	3,289	2,632	31,632
Interest cost	18,776	1,775	1,166	21,717
Actuarial loss (gain) on obligation	(889)	16,734	57	15,902
Actual benefits paid	(1,290)	(186)	(878)	(2,354)
Effect of curtailment	—	(395)	—	(395)
Immediate recognition of Past service cost	—	—	(523)	(523)
Effect of changes in actuarial assumption	6,114	3,112	1,301	10,527

Present value of obligation at end of year	299,410	48,489	19,742	367,641

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

d.	Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2010, 2011 and 2012 are as follows:

December 31, 2010	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	131,416	12,771	6,206	150,393
Periodic Labor Law cost	35,019	4,974	2,840	42,833
Benefit payment	(2,150)	(97)	(102)	(2,349)

Accrued pension cost under the Labor Law at end of year	164,285	17,648	8,944	190,877

December 31, 2011	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	164,285	17,648	8,944	190,877
Periodic Labor Law cost	2,754	3,952	3,638	10,344
Benefit payment	(1,826)	(111)	(255)	(2,192)

Accrued pension cost under the Labor Law at end of year	165,213	21,489	12,327	199,029

December 31, 2012	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	165,213	21,489	12,327	199,029
Periodic Labor Law cost	49,216	5,129	3,413	57,758
Benefit payment	(1,290)	(186)	(878)	(2,354)

Accrued pension cost under the Labor Law at end of year	213,139	26,432	14,862	254,433

As of January 1, 2011 and December 31, 2011 and 2012, the current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp2,933, Rp4,700 and Rp5,119, respectively, and the non-current portion included in employee benefit obligations (Note 21) amounted to Rp187,944, Rp194,329 and Rp249,313, respectively.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•	16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the years ended December 31, 2010, 2011 and 2012 was calculated based on the actuarial valuations as of December 31, 2010, 2011 and 2012. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2010	2011	2012
Annual discount rate	9.5%	8.0%	7.0%
Ultimate cost trend rate	6.0%	6.0%	6.0%
Next year trend rate	14.0%	12.0%	10.0%
Period to reach ultimate cost trend rate	4 years	3 years	2 years

a.	The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Interest cost	65,919	68,955	54,484
Service cost	28,229	24,149	27,712
Amortization of unrecognized past service cost	10,452	9,096	7,740
Amortization of unrecognized actuarial loss	—	5,369	2,720
Curtailment gain	—	(181,822)	—

Net periodic post-retirement healthcare cost (income) (Note 25)	104,600	(74,253)	92,656

b.	The composition of the accrued post-retirement healthcare cost as of January 1, 2011 and December 31, 2011 and 2012 is as follows:

		December 31,
	January 1, 2011	2011	2012
Projected benefit obligation	846,636	687,789 *	1,017,673
Unrecognized actuarial loss	(161,443)	(103,679)	(362,116)
Unrecognized past service cost	(31,253)	(15,401)	(7,662)

Accrued post-retirement healthcare cost	653,940	568,709	647,895

*	net of curtailment effect during January—June 2011 due to VSS (Note 25)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.	Movements in the present value of defined benefit obligation during the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Benefit obligation at beginning of year	605,660	846,636	687,789
Interest cost	65,919	68,955	54,484
Current service cost	28,229	24,149	27,712
Actual benefits paid	(12,465)	(10,978)	(13,470)
Effect of changes in actuarial assumptions	197,867	150,330	239,705
Effect of curtailment	—	(230,600)	—
Actuarial loss (gain) on obligation	(38,574)	(160,703)	21,453

Present value of obligation at end of year	846,636	687,789	1,017,673

d.	Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Beginning balance	561,805	653,940	568,709
Net periodic post-retirement healthcare cost	104,600	(74,253)	92,656
Benefit payment	(12,465)	(10,978)	(13,470)

Ending balance	653,940	568,709	647,895

As of January 1, 2011 and December 31, 2011 and 2012, the current portion of post-retirement healthcare cost included in accrued expenses (Note 17) amounted to Rp14,669, Rp12,957 and Rp15,160, respectively, and the non-current portion included in employee benefit obligations (Note 21) amounted to Rp639,271, Rp555,752 and Rp632,735, respectively.

e.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the years ended December 31, 2010, 2011 and 2012 and accumulated post-retirement healthcare benefit obligation as of January 1, 2011 and December 31, 2011 and 2012 as follows:

	2010	2011	2012
Increase
Service and interest costs	116,581	118,454	82,196

		December 31,
	January 1, 2011	2011	2012
Accumulated post-retirement healthcare benefit obligation	1,030,938	844,612	1,270,669

	2010	2011	2012
Decrease
Service and interest costs	76,868	73,626	82,196

		December 31,
	January 1, 2011	2011	2012
Accumulated post-retirement healthcare benefit obligation	702,632	566,627	824,853

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Amounts for the current annual period and previous four annual periods of employee benefits:

	Defined Benefit Pension Plan
	December 31,		January 1, 2011	December 31,
	2008	2009		2011	2012
The Company
Plan assets	763,700	763,244	793,664	476,890	513,316
Projected benefit obligation	(512,513)	(684,611)	(700,410)	(409,808)	(493,854)
Excess of plan assets over projected benefit obligation	251,187	78,633	93,254	67,082	19,462
Experience gain (loss) adjustment arising on plan liabilities	10,588	(624)	156,345	12,066	(2,434)
Experience loss (gain) adjustment arising on plan assets	11,209	(37,546)	12,283	(14,651)	(7,815)
Lintasarta
Plan assets	41,499	50,344	59,294	62,012	63,019
Projected benefit obligation	(28,726)	(41,816)	(50,215)	(53,266)	(60,355)
Excess of plan assets over projected benefit obligation	12,773	8,528	9,079	8,746	2,664
Experience gain (loss) adjustment arising on plan liabilities	8,144	(7,808)	(2,912)	(4,315)	(7,632)
Experience loss (gain) adjustment arising on plan assets	2,026	1,632	2,677	610	3,175

	Labor Law No.13/2003
	December 31,		January 1, 2011	December 31,
	2008	2009		2011	2012
The Company
Projected benefit obligation	(141,316)	(159,055)	(182,572)	(250,988)	(299,410)
Experience gain (loss) adjustment arising on plan liabilities	(27,284)	3,316	(1,166)	(75,163)	889
Lintasarta
Projected benefit obligation	(11,464)	(22,173)	(24,340)	(24,160)	(48,489)
Experience gain (loss) adjustment arising on plan liabilities	(2,285)	78	890	5,182	(16,734)
IMM
Projected benefit obligation	(3,674)	(6,660)	(10,842)	(15,987)	(19,742)
Experience gain (loss) adjustment arising on plan liabilities	666	368	(804)	1,442	(57)

	Post-retirement Healthcare
	December 31,		January 1, 2011	December 31,
	2008	2009		2011	2012
The Company
Projected benefit obligation	(492,615)	(605,660)	(846,636)	(687,789)	(1,017,673)
Experience gain (loss) adjustment arising on plan liabilities	150,730	37,176	38,574	160,703	(21,453)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2011 (Restated)	December 31, 2011 (Restated)	December 31, 2012	January 1, 2011 (Restated)	December 31, 2011 (Restated)	December 31, 2012
Cash and cash equivalents (Note 4)
Government-related entities:
State-owned banks	1,615,651	977,960	1,534,068	3.00	1.82	2.75

Accounts receivable—trade (Note 5)
Government-related entities:
State-owned companies	252,102	358,423	593,773	0.47	0.67	1.06
Ultimate parent company:
Qatar Telecom	2,827	6,927	23,509	0.00	0.01	0.05

Total	254,929	365,350	617,282	0.47	0.68	1.11
Less allowance for impairment of accounts receivable	47,640	47,107	42,632	0.09	0.09	0.08

Net	207,289	318,243	574,650	0.38	0.59	1.03

Prepaid frequency fee and licenses and others
Government-related entities:
State-owned companies	11,683	8,222	6,543	0.02	0.01	0.01
Governmental departments	—	205	84	—	0.00	0.00
Entity under significant influence:
Kopindosat	3,294	3,681	2,579	0.01	0.01	0.01

Total	14,977	12,108	9,206	0.03	0.02	0.02

Other current and non-current financial assets
Government-related entities:
State-owned banks	161,430	193,679	162,071	0.30	0.36	0.29
Governmental departments	87	87	87	0.00	0.00	0.00

Total	161,517	193,766	162,158	0.30	0.36	0.29

Due from related parties
Entity under significant influence:
Kopindosat	5,958	6,012	6,188	0.02	0.01	0.02
Government-related entities:
State-owned companies	1,693	1,583	1,870	0.00	0.00	0.00
Key management personnel:
Senior management	1,362	3,020	1,621	0.00	0.01	0.00
Ultimate parent company:
Qatar Telecom	54	54	694	0.00	0.00	0.00

Total	9,067	10,669	10,373	0.02	0.02	0.02
Less allowance for impairment of receivables	646	15	15	0.00	0.00	0.00

Net	8,421	10,654	10,358	0.02	0.02	0.02

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2011 (Restated)	December 31, 2011 (Restated)	December 31, 2012	January 1, 2011 (Restated)	December 31, 2011 (Restated)	December 31, 2012
Long-term prepaid rentals
Government-related entities:
State-owned companies	24,672	21,587	21,346	0.05	0.04	0.04
Entity under significant influence:
Kopindosat	12,817	9,962	4,275	0.02	0.02	0.01

Total	37,489	31,549	25,621	0.07	0.06	0.05

Advances and long-term advances
Entities under significant influence:
PT Personel Alih Daya	—	12,148	—	—	0.02	—
Kopindosat	1,016	—	—	0.00	—	—
Government-related entities:
State-owned companies	3,705	44	—	0.01	0.00	—

Total	4,721	12,192	—	0.01	0.02	—

Long-term prepaid pension (Note 29)
Jiwasraya	111,344	103,181	88,845	0.21	0.19	0.16

Short-term loan (Note 14)
Government-related entities:
State-owned banks	—	1,499,256	299,529	—	4.35	0.83

Accounts payable—trade
Government-related entities:
State-owned companies	22,260	23,233	22,614	0.06	0.07	0.06
Ultimate parent company:
Qatar Telecom	—	348	36	—	0.00	0.00

Total	22,260	23,581	22,650	0.06	0.07	0.06

Procurement payable (Note 15)
Entities under significant influence:
PT Personel Alih daya	13,210	16,319	17,993	0.04	0.04	0.05
Kopindosat	22,123	9,872	11,875	0.06	0.03	0.03
Government-related entities:
State-owned companies	33,348	9,882	13,915	0.09	0.03	0.04

Total	68,681	36,073	43,783	0.19	0.10	0.12

Accrued expenses
Government-related entities:
State-owned companies	82,641	66,399	56,590	0.23	0.19	0.16
Entities under significant influence:
PT Personel Alih Daya	16,906	18,222	40,420	0.05	0.05	0.11
Kopindosat	13,838	5,817	10,265	0.04	0.02	0.03
Key management personnel:
Senior management	33,553	37,851	43,610	0.10	0.11	0.12

Total	146,938	128,289	150,885	0.42	0.37	0.42

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2011 (Restated)	December 31, 2011 (Restated)	December 31, 2012	January 1, 2011 (Restated)	December 31, 2011 (Restated)	December 31, 2012
Due to related parties
Ultimate parent company:
Qatar Telecom	—	552	25,968	—	0.00	0.07
Government-related entities:
State-owned companies	20,609	14,928	16,821	0.06	0.04	0.05
Entity under significant influence:
Kopindosat	1,490	—	—	0.00	—	—

Total	22,099	15,480	42,789	0.06	0.04	0.12

Other current and non-current liabilities
Government-related entities:
Governmental departments	3,895	2,141	4,131	0.01	0.00	0.01
State-owned companies	8,118	6,455	—	0.02	0.02	—

Total	12,013	8,596	4,131	0.03	0.02	0.01

Loans payable (Note 18)
Government-related entities:
State-owned banks	1,297,045	998,843	—	3.68	2.90	—

	Amount			Percentage to Respective Income or Expenses (%)
	December 31, 2010 (Restated)	December 31, 2011 (Restated)	December 31, 2012	December 31, 2010 (Restated)	December 31, 2011 (Restated)	December 31, 2012
Revenues
Government-related entities:
State-owned companies	1,572,147	1,459,979	1,509,179	7.97	7.11	6.73
Governmental departments	31,923	24,823	224,219	0.16	0.12	1.00
Ultimate parent company:
Qatar Telecom	36,521	69,978	78,672	0.18	0.34	0.35
Entities under significant influence:
Kopindosat	—	—	549	—	—	0.00

Total	1,640,591	1,554,780	1,812,619	8.31	7.57	8.08

Expenses
Cost of services
Government-related entities:
State-owned companies	1,642,288	1,567,294	1,810,335	10.20	9.02	9.41
Entities under significant influence:
PT Personel Alih Daya	80,902	93,190	70,967	0.50	0.54	0.37
Kopindosat	59,205	121,456	24,298	0.37	0.70	0.13
Ultimate parent company:
Qatar Telecom	27,375	66,619	52,737	0.17	0.38	0.27

Total	1,809,770	1,848,559	1,958,337	11.24	10.64	10.18

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	December 31, 2010 (Restated)	December 31, 2011 (Restated)	December 31, 2012	December 31, 2010 (Restated)	December 31, 2011 (Restated)	December 31, 2012
Personnel
Key management personnel:
Senior management Short-term employee benefits	117,282	102,156	147,439	0.73	0.59	0.76
Termination benefit	13,828	46,316	1,210	0.09	0.27	0.01
Other long-term benefits	796	16,481	14,860	0.00	0.09	0.08

Sub-total	131,906	164,953	163,509	0.82	0.95	0.85

Government-related entities:
State-owned companies	45,688	22,185	24,719	0.28	0.13	0.13
Entity under significant influence:
PT Personel Alih Daya	40,139	21,028	—	0.25	0.12	—

Total	217,733	208,166	188,228	1.35	1.20	0.98

Marketing
Entities under significant influence:
PT Personel Alih Daya	49,921	75,905	88,688	0.31	0.44	0.46
Kopindosat	11,725	15,953	21,230	0.07	0.09	0.11
Government-related entities:
State-owned companies	33	62	2	0.00	0.00	0.00

Total	61,679	91,920	109,920	0.38	0.53	0.57

General and administration
Entities under significant influence:
Kopindosat	26,072	24,294	22,676	0.16	0.14	0.12
PT Personel Alih Daya	17,914	17,971	14,838	0.11	0.10	0.08
Government- related entities:
State-owned companies	100,987	100,234	31,023	0.63	0.58	0.16

Total	144,973	142,499	68,537	0.90	0.82	0.36

Other income (expenses)
Government-related entities:
State owned banks	(121,782)	(53,281)	(20,491)	(5.24)	(2.91)	(0.75)

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The relationship and nature of account balances/transactions with related parties are as follows:

No	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Government— related entities	Cash and cash equivalents, other current and non-current financial and non-financial assets, short-term loan, loan payable and other income (expenses)

2.	State-owned companies	Government— related entities	Accounts receivable—trade, due from related parties, prepaid frequency fee and licenses and others, long-term prepaid rentals, advances and long-term advances, long-term prepaid pension, accounts payable—trade, procurement payable, accrued expenses, due to related parties, other current and non-current financial and non-financial liabilities, revenues, expenses—cost of services, expenses—personnel, expenses—general and administration and expenses—marketing

3.	Qatar Telecom	Ultimate parent company	Accounts receivable—trade, due from related parties, accounts payable—trade, due to related parties, revenues—fixed telecommunication and expenses—cost of services

4.	Governmental departments	Government— related entities	Prepaid frequency fee and licenses and others, other current and non-current financial and non-financial assets, other current and non-current financial and non-financial liabilities, revenues—MIDI

5.	Kopindosat	Entity under common significant influence	Prepaid frequency fee and licenses and others, due from related parties, advances and long-term advances, long-term prepaid rentals, procurement payable, accrued expenses, due to related parties, expenses—cost of services, expenses—general and administration and expenses—marketing

6.	Senior management	Key management personnel	Due from related parties, accrued expenses and expenses—personnel

7.	PT Personnel Alih Daya	Entity under common significant influence	Advances and long-term advances, procurement payable, accrued expenses, expenses—cost of services, expenses—personnel, expenses—general and administration and expenses—marketing

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31. BASIC AND DILUTED EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2010	2011	2012
Numerator for basic and diluted earnings per share—profit for the year attributable to the Owners of the Company, as previously reported	824,637	1,009,080	365,649
Restatement	(12,049)	(51,012)	—

Numerator for basic and diluted earnings per share—profit for the year attributable to the Owners of the Company	812,588	958,068	365,649
Denominator for basic and diluted earnings per share—weighted-average number of shares outstanding during the year	5,433,933,500	5,433,933,500	5,433,933,500

Basic and diluted earnings per share	149.54	176.31	67.29

Basic and diluted earnings per ADS (50 B shares per ADS)	7,476.98	8,815.60	3,364.50

There are no potential dilutive outstanding shares as of December 31, 2010, 2011 and 2012.

32. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting (“ASGM”), the stockholders approved, among others, the appropriation of annual profit for reserve fund and cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2009 Profit
June 22, 2010	14,982	137.86	August 2, 2010
2010 Profit
June 24, 2011	—	59.55	August 5, 2011
2011 Profit
May 14, 2012	—	76.83	June 26, 2012

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

On June 11 and June 26, 2012, the Company paid dividend amounting to Rp59,668 and Rp357,821, respectively, to the Government and other stockholders for the dividend declared on May 14, 2012.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is the information related to the contracts and their fair values (net of credit risk adjustment) as of January 1, 2011 and December 31, 2011 and 2012:

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2011	2011	2012
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
CrossCurrency Swap Contracts:
a.	Goldman Sach International (“GSI”)(1)	100,000	—	—	—
b.	GSI(1)	25,000	—	—	—
c.	GSI(1)	75,000	50,866	—	—
d.	Standard Chartered (“StandChart”)(7)	25,000	(12,055)	(6,981)	—
e.	StandChart(8)	25,000	(1,731)	1,620	—
f.	StandChart(9)	25,000	9,443	12,608	—
g.	HSBC, Jakarta Branch(2)	25,000	—	—	—
h.	Merrill Lynch International Bank Limited, London Branch (“MLIB”)(2)	50,000	(2,234)	—	—
i.	MLIB(6)	25,000 with decreasing amount	2,154	3,639	7,919
j.	MLIB(3)	25,000	3,778	—	—
k.	DBS(6)	25,000 with decreasing amount	3,093	4,271	7,962
l.	HSBC, Jakarta Branch	10,000	—	—	2,631
m.	Barclays Bank PLC (“Barclays”)	14,500	—	—	3,295
n.	HSBC, Jakarta Branch	14,000	—	—	4,338
o.	HSBC, Jakarta Branch	11,000	—	—	3,762
p.	GSI(3)	84,000	—	—	—

Sub-total			53,314	15,157	29,907

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2011	2011	2012
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
InterestRate Swap Contracts:
q.	HSBC, Jakarta Branch	27,037 with decreasing amount	(13,100)	(13,254)	(11,613)
r.	HSBC, Jakarta Branch	44,200 with decreasing amount	(29,027)	(35,370)	(38,260)
s.	GSI	100,000	(90,273)	(60,869)	(25,287)
t.	DBS	25,000 with decreasing amount	(9,238)	(4,174)	(1,391)
u.	DBS	25,000 with decreasing amount	(9,343)	(3,678)	(1,244)
v.	Bank of Tokyo MUFJ (“BTMUFJ”)	25,000 with decreasing amount	(6,656)	(2,649)	(894)
w.	BTMUFJ	25,000 with decreasing amount	(5,885)	(2,347)	(804)
x.	BTMUFJ	25,000 with decreasing amount	(5,297)	(2,118)	(735)
y.	StandChart	40,000 with decreasing amount	(6,814)	(2,692)	(1,013)
z.	DBS(11)	26,000 with decreasing amount	(4,966)	(1,486)	—
aa.	DBS(12)	26,000 with decreasing amount	(4,303)	(1,282)	—
ab.	BTMUFJ(10)	36,500 with decreasing amount	(7,347)	(1,289)	—
ac.	International Netherlands Group (“ING”) Bank N.V.(5)	25,000 with decreasing amount	(4,014)	—	—
ad.	ING Bank N.V.(4)	33,500	(3,120)	—	—

Sub-total			(199,383)	(131,208)	(81,241)

(1)	contract entered into in August 2005 and terminated in June 2011
(2)	contract entered into in August 2008 and terminated in June 2011
(3)	contract entered into in September 2008 and terminated in June 2011
(4)	contract entered into in April 2009 and settled in June 2011
(5)	contract entered into in March 2009 and settled in December 2011
(6)	In June 2012 and December 2011, the Company used the option to exercise US$2,000 in June 2012 and US$6,000 in December 2011 of the contract amount.
(7)	contract entered into in January 2006 and settled in June 2012
(8)	contract entered into in March 2006 and settled in June 2012
(9)	contract entered into in May 2006 and settled in June 2012
(10)	contract entered into in March 2009 and settled in June 2012
(11)	contract entered into in December 2008 and settled in December 2012
(12)	contract entered into in January 2009 and settled in December 2012

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2011	2011	2012
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
Currency Forward Contracts:
ae.	JP Morgan (13)	10,000	—	—	—
af.	DBS (13)	20,000	—	—	—
ag.	Deutche Bank (13)	20,000	—	—	—
ah.	Deutche Bank (13)	10,000	—	—	—
ai.	JP Morgan (13)	10,000	—	—	—
aj.	StandChart (13)	5,000	—	—	—
ak.	JP Morgan (13)	10,000	—	—	—
al.	PT Danareksa (Persero) (“Danareksa”) (13)	5,000	—	—	—
am.	JP Morgan (13)	5,000	—	—	—
an.	StandChart (13)	5,000	—	—	—
ao.	JP Morgan (13)	5,000	—	—	—
ap.	HSBC, Jakarta Branch (14)	5,000	—	—	—
aq.	HSBC, Jakarta Branch (15)	5,000	—	—	—
ar.	JP Morgan (14)	5,000	—	—	—
as.	HSBC, Jakarta Branch (14)	1,000	—	—	—
at.	HSBC, Jakarta Branch (14)	3,000	—	—	—
au.	HSBC, Jakarta Branch (16)	10,000	—	5,231	—
av.	JP Morgan (16)	2,000	—	1,011	—
aw.	StandChart (16)	3,000	—	3,902	—
ax.	JP Morgan (16)	9,500	—	4,832	—
ay.	HSBC, Jakarta Branch (17)	6,000	—	3,222	—
az.	HSBC, Jakarta Branch (17)	7,500	—	4,021	—
ba.	JP Morgan (18)	13,750	—	6,771	—
bb.	StandChart (19)	7,000	—	4,542	—
bc.	StandChart (19)	6,600	—	3,666	—
bd.	StandChart (20)	8,000	—	1,486	—
be.	DBS (16)	10,000	—	5,010	—
bf.	ING (16)	7,000	—	3,538	—
bg.	DBS (16)	7,000	—	3,528	—
bh.	DBS (20)	10,000	—	5,497	—
bi.	JP Morgan (20)	10,000	—	5,523	—
bj.	HSBC, Jakarta Branch (20)	10,000	—	4,909	—
bk.	ING (16)	10,000	—	5,330	—
bl.	ING (16)	13,000	—	6,960	—
bm.	DBS (17)	13,000	—	6,859	—
bn.	ING (18)	13,500	—	7,386	—
bo.	ING (16)	10,000	—	5,478	—
bp.	ING (16)	10,000	—	5,508	—
bq.	GSI (16)	8,000	—	4,558	—
br.	GSI (16)	13,000	—	7,550	—
bs.	Royal Bank of Scotland (“RBS”) (17)	12,000	—	6,370	—
bt.	GSI (17)	12,000	—	7,185	—
bu.	GSI (17)	12,500	—	7,338	—
bv.	HSBC (21)	2,000	—	—	—
bw.	HSBC (21)	14,000	—	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
				December 31,
		Notional Amount (US$)	January 1, 2011	2011	2012
			Receivable (Payable)	Receivable (Payable)	Receivable (Payable)
bx.	StandChart (22)	20,000	—	—	—
by.	HSBC (22)	18,500	—	—	—
bz.	DBS (21)	2,000	—	—	—
ca.	BNP Paribas (22)	2,000	—	—	—
cb.	GSI (22)	5,000	—	—	—
cc.	ING (22)	5,000	—	—	—
cd.	Barclays (23)	10,000	—	—	—
ce.	Barclays (23)	20,000	—	—	—
cf.	BNP Paribas (23)	20,000	—	—	—
cg.	ING	23,000	—	—	4,137
ch.	GSI	13,000	—	—	3,278
ci.	JP Morgan (23)	10,000	—	—	—
cj.	JP Morgan (24)	10,000	—	—	—
ck.	BNP Paribas	20,000	—	—	2,981
cl.	Barclays	20,000	—	—	3,254
cm.	BNP Paribas	20,000	—	—	3,675
cn.	JP Morgan	20,000	—	—	4,427
co.	ING	15,000	—	—	2,956
cp.	Barclays	15,000	—	—	2,166
cq.	DBS	15,000	—	—	1,983
cr.	DBS	20,000	—	—	2,621
cs.	JP Morgan	25,000	—	—	77
ct.	DBS	15,000	—	—	140
cu.	Barclays	26,000	—	—	1,850
cv.	JP Morgan	30,000	—	—	2,231
cw.	BNP Paribas	25,000	—	—	2,356
cx.	ING	15,000	—	—	1,615

Sub-total			—	137,211	39,747

Total			(146,069)	21,160	(11,587)

(13)	Contracts entered into in July 2011 and settled in December 2011
(14)	Contracts entered into in August 2011 and settled in November 2011
(15)	Contract entered into in August 2011 and settled in December 2011
(16)	Contracts entered into in August 2011 and settled in January 2012
(17)	Contracts entered into in August 2011 and settled in February 2012
(18)	Contracts entered into in August 2011 and settled in March 2012
(19)	Contracts entered into in August 2011 and settled in May 2012
(20)	Contracts entered into in August 2011 and settled in June 2012
(21)	Contracts entered into in August 2012 and settled in November 2012
(22)	Contracts entered into in August 2012 and settled in December 2012
(23)	Contracts entered into in September 2012 and settled in December 2012
(24)	Contracts entered into in October 2012 and settled in December 2012

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative (Note 18f), totaling (Rp448,831), Rp57,944 and Rp4,964 in 2010, 2011 and 2012, respectively, were credited or charged to “Gain (Loss) on Change in Fair Value of Derivatives—Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2010	2011	2012
a.	GSI (1)	May 13, 2005—November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	46,136	—	—

b.	GSI (2)	May 13, 2005—November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	9,841	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2010	2011	2012
c.	GSI (4)

August 22, 2005—June 22, 2012

The Company will swap the following:

•   US$75,000 which is equal to US$75,000 multiplied by the lowest IDR/USD exchange rate within the period of August 22, 2005—June 22, 2012 if the IDR/USD spot rate at termination date is less than or equal to the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amounts)

•   US$75,000 which is equal to US$75,000 multiplied by IDR/USD spot rate at termination date minus Rp4,300 (in full amount) if IDR/USD spot rate at termination date is greater than the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amounts)

			3.28% of US$75,000	Every June 22 and December 22	22,866	10,689	—
d.	StandChart (6)	January 11, 2006—June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	11,034	10,672	5,754

e.	StandChart (7)	March 15, 2006—June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	8,657	8,372	4,515

f.	StandChart (8)	May 12, 2006—June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	7,964	7,702	4,153

g.	HSBC (3)	August 8, 2006—November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	9,074	—	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2010	2011	2012
h.	MLIB (5)

August 8, 2008—June 22, 2012

The Company will receive the following:

•   zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•   certain U.S. dollar amount which is equal to US$50,000 multiplied by (1— Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•   certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000—Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	23,965	11,326	—

(1)	On November 5, 2010, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp59,925.
(2)	On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp21,881).
(3)	On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp2,550).
(4)	On June 28, 2011, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to US$3,650 or equivalent to Rp31,379 on July 1, 2011.
(5)	On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$1,456) or equivalent to (Rp12,519) on July 1, 2011.
(6)	On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp575.
(7)	On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp8,275.
(8)	On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp19,325.
(9)	On December 12, 2011, the Company used the option to exercise US$6,000 of the contract amount, and received settlement gain on the cross currency swap amounting to US$189 or equivalent to Rp1,716.
(10)	On June 12, 2012, this contract expired and the Company received zero settlement.
(11)	On December 12, 2012, these contracts expired and the Company received zero settlement.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2010	2011	2012
i.	MLIB(9)(10)(11)

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

			4.10% of US$25,000 up to June 12, 2011 , and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	11,852	9,968	5,806

j.	MLIB (12)

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

			2.52% of US$25,000	Every June 22 and December 22	7,156	3,382	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2010	2011	2012

k.	DBS (13)(14)(15)

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

			3.945% of US$25,000 up to June 12, 2011 , and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	9,044	8,727	4,440

l.	HSBC	August 23, 2012 - January 23, 2013 Swap Rp96,000 for US$10,000	3.00% of US$10,000	Upfront premium of US$300 (equivalent to Rp2,851) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	—	—	2,423

m.	Barclays	August 23, 2012 - January 23, 2013 Swap Rp139,200 for US$14,500	2.94% of US$14,500	Upfront premium of US$426 (equivalent to Rp4,052) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	—	—	3,443

(12)	On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$194) or equivalent to (Rp1,666) on July 1, 2011.
(13)	On December 12, 2011, the Company used the option to exercise US$6,000 of the contract amount and received settlement gain on the cross currency swap amounting to US$189 or equivalent to Rp1,716.
(14)	On June 12, 2012 , the Company used the option to exercise US$2,000 of the contract amount and received settlement gain from the exercise amounting to US$140 or equivalent to Rp1,324.
(15)	On December 12, 2012, the Company used the option to exercise US$2,000 of the contract amount and received settlement gain from the exercise amounting to US$186 or equivalent to Rp1,793.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2010	2011	2012
n.	HSBC	August 23, 2012 - February 25, 2013 Swap Rp134,400 for US$14,000	3.20% of US$14,000	Upfront premium of US$448 (equivalent to Rp4,258) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	—	—	2,976

o.	HSBC	August 23, 2012 - March 25, 2013 Swap Rp105,600 for US$11,000	3.70% of US$11,000	Upfront premium of US$407 (equivalent to Rp3,868) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	—	—	2,350
p.	GSI (16)

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

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	—	47,323	—	—
			Total		214,912	70,838	35,860

(16)	On November 5, 2010, this contract expired and the Company received zero settlement on the cross currency swap.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

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

Interest Rate Swap Contracts

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Expense Paid (Rp)
					2010	2011	2012
q.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	7,589	7,034	5,949

r.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	16,920	13,799	12,439

s.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	39,332	38,978	45,178

t.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	7,289	7,463	3,405
u.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	6,676	8,426	3,017
v.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,778	5,052	2,094

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Expense Paid (Rp)
					2010	2011	2012
w.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,291	5,000	1,858
x.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	3,921	4,381	1,678
y.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,384	6,066	2,252
z.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	3,909	5,068	1,663
aa.	DBS (18)	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	3,451	4,510	1,452
ab.	BTMUFJ (17)	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,758	6,432	1,321
ac.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	3,734	4,185	—

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Expense Paid (Rp)
					2010	2011	2012
ad.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	4,199	3,127	—
			Total		117,231	119,521	82,306

(17)	On June 12, 2012, this contract expired and the Company received zero settlement.
(18)	On December 12, 2012, these contracts expired and the Company received zero settlement.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain / (Loss) (Rp)
				2011	2012
ae.	JP Morgan	July 14, 2011 - December 12, 2011	Rp8,699 to US$1	3,860	—
af.	DBS	July 19, 2011 - December 12, 2011	Rp8,699 to US$1	7,720	—
ag.	Deutsche Bank	July 19, 2011 - December 12, 2011	Rp8,714 to US$1	7,420	—
ah.	Deutsche Bank	July 21, 2011 - December 12, 2011	Rp8,665 to US$1	4,200	—
ai.	JP Morgan	July 21, 2011 - December 12, 2011	Rp8,665 to US$1	4,200	—
aj.	StandChart	July 22, 2011 - December 12, 2011	Rp8,623 to US$1	2,310	—
ak.	JP Morgan	July 22, 2011 - December 12, 2011	Rp8,637 to US$1	4,480	—
al.	Danareksa	July 26, 2011 - December 12, 2011	Rp8,604 to US$1	2,405	—
am.	JP Morgan	July 26, 2011 - December 12, 2011	Rp8,614 to US$1	2,355	—
an.	StandChart	July 26, 2011 - December 12, 2011	Rp8,614 to US$1	2,355	—
ao.	JP Morgan	July 29, 2011 - December 12, 2011	Rp8,568 to US$1	2,585	—
ap.	HSBC	August 1, 2011 - November 30, 2011	Rp8,533 to US$1	3,185	—
aq.	HSBC	August 1, 2011 - December 12, 2011	Rp8,541 to US$1	2,720	—
ar.	JP Morgan	August 2, 2011 - November 30, 2011	Rp8,538 to US$1	3,160	—
as.	HSBC	August 4, 2011 - November 28, 2011	Rp8,547 to US$1	553	—
at.	HSBC	August 4, 2011 - November 30, 2011	Rp8,549 to US$1	1,863	—
ao.	HSBC	August 10, 2011 - January 24, 2012	Rp8,698 to US$1	—	3,200
av.	JP Morgan	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	—	578
aw.	StandChart	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	—	966
ax.	JP Morgan	August 11, 2011 - January 24, 2012	Rp8,693 to US$1	—	2,774
ay.	HSBC	August 11, 2011 - February 28, 2012	Rp8,714 to US$1	—	2,226
az.	HSBC	August 11, 2011 - February 28, 2012	Rp8,715 to US$1	—	2,775
ba.	JP Morgan	August 12, 2011 - March 29, 2012	Rp8,764 to US$1	—	5,830
bb.	StandChart	August 15, 2011 - May 30, 2012	Rp8,785 to US$1	—	5,495
bc.	StandChart	August 15, 2011 - May 30, 2012	Rp8,787 to US$1	—	5,168
bd.	StandChart	August 16, 2011 - June 12, 2012	Rp8,788 to US$1	—	5,280
be.	DBS	August 19, 2011 - January 27, 2012	Rp8,708 to US$1	—	3,173
bf.	ING	August 19, 2011 - January 27, 2012	Rp8,706 to US$1	—	2,235
bg.	DBS	August 19, 2011 - January 27, 2012	Rp8,705 to US$1	—	2,242
bh.	DBS	August 19, 2011 - June 12, 2012	Rp8,819 to US$1	—	6,430
bi.	JP Morgan	August 19, 2011 - June 12, 2012	Rp8,826 to US$1	—	6,365
bj.	HSBC	August 19, 2011 - June 12, 2012	Rp8,832 to US$1	—	6,160
bk.	ING	August 22, 2011 - January 12, 2012	Rp8,662 to US$1	—	5,405
bl.	ING	August 22, 2011 - January 30, 2012	Rp8,679 to US$1	—	4,053
bm.	DBS	August 22, 2011 - February 28, 2012	Rp8,715 to US$1	—	4,786
bn.	ING	August 22, 2011 - March 28, 2012	Rp8,737 to US$1	—	6,070
bo.	ING	August 23, 2011 - January 12, 2012	Rp8,644 to US$1	—	5,585
bp.	ING	August 23, 2011 - January 12, 2012	Rp8,647 to US$1	—	5,555
bq.	GSI	August 23, 2011 - January 12, 2012	Rp8,640 to US$1	—	4,500
br.	GSI	August 24, 2011 - January 27, 2012	Rp8,645 to US$1	—	4,940

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain / (Loss) (Rp)
				2011	2012
bs.	RBS	August 24, 2011 - February 10, 2012	Rp8,666 to US$1	—	3,901
bt.	GSI	August 24, 2011 - February 29, 2012	Rp8,663 to US$1	—	6,005
bu.	GSI	August 24, 2011 - February 29, 2012	Rp8,675 to US$1	—	6,107
bv.	HSBC	August 16, 2012 - November 23, 2012	Rp9,647 to US$1	—	(38)
bw.	HSBC	August 16, 2012 - November 28, 2012	Rp9,654 to US$1	—	(644)
bx.	StandChart	August 16, 2012 - December 10, 2012	Rp9,681 to US$1	—	(560)
by.	HSBC	August 16, 2012 - December 10, 2012	Rp9,670 to US$1	—	(407)
bz.	DBS	August 23, 2012 - November 26, 2012	Rp9,616 to US$1	—	62
ca.	BNP Paribas	August 24, 2012 - December 21, 2012	Rp9,690 to US$1	—	46
cb.	GSI	August 24, 2012 - December 21, 2012	Rp9,694 to US$1	—	95
cc.	ING	August 24, 2012 - December 21, 2012	Rp9,695 to US$1	—	90
cd.	Barclays	September 6, 2012 - December 5, 2012	Rp9,695 to US$1	—	(890)
ce.	Barclays	September 7, 2012 - December 5, 2012	Rp9,694 to US$1	—	(1,760)
cf.	BNP Paribas	September 12, 2012 - December 13, 2012	Rp9,653 to US$1	—	1,112
cg.	ING	September 14, 2012 - January 11, 2013	Rp9,631 to US$1	—	—
ch.	GSI	September 17, 2012 - January 11, 2013	Rp9,560 to US$1	—	—
ci.	JP Morgan	September 28, 2012 - December 21, 2012	Rp9,660 to US$1	—	619
cj.	JP Morgan	October 5, 2012 - December 21, 2012	Rp9,642 to US$1	—	618
ck.	BNP Paribas	November 14, 2012 - February 8, 2013	Rp9,683 to US$1	—	—
cl.	Barclays	November 29, 2012 - March 4, 2013	Rp9,697 to US$1	—	—
cm.	BNP Paribas	November 30, 2012 - March 4, 2013	Rp9,669 to US$1	—	—
cn.	JP Morgan	December 3, 2012 - March 5, 2013	Rp9,638 to US$1	—	—
co.	ING	December 4, 2012 - March 6, 2013	Rp9,666 to US$1	—	—
cp.	Barclays	December 5, 2012 - February 5, 2013	Rp9,690 to US$1	—	—
cq.	DBS	December 5, 2012 - February 5, 2013	Rp9,695 to US$1	—	—
cr.	DBS	December 7, 2012 - February 11, 2013	Rp9,702 to US$1	—	—
cs.	JP Morgan	December 10, 2012 - March 13, 2013	Rp9,865 to US$1	—	—
ct.	DBS	December 10, 2012 - March 12, 2013	Rp9,853 to US$1	—	—
cu.	Barclays	December 12, 2012 - February 11, 2013	Rp9,770 to US$1	—	—
cv.	JP Morgan	December 12, 2012 - February 11, 2013	Rp9,765 to US$1	—	—
cw.	BNP Paribas	December 17, 2012 - March 20, 2013	Rp9,775 to US$1	—	—
cx.	ING	December 18, 2012 - March 20, 2013	Rp9,770 to US$1	—	—
		Total		55,371	116,147

34. SIGNIFICANT AGREEMENTS AND COMMITMENTS AND CONTINGENCY

a.

As of December 31, 2012, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$142,195 (Note 37) and Rp881,274.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/ POs Not Yet Served
October 1, 2010 & December 10, 2012	Procurement of Telecommunications Equipment and Related Services	PT Ericsson Indonesia and Ericsson AB	US$415,288 and Rp1,361,320	US$72,781 and Rp275,225

June 16, 2010 & December 10, 2012	Procurement of Telecommunications Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$359,648 and Rp1,480,234	US$17,863 and Rp141,150

August 2,2010 & December 21, 2012	Procurement of Telecommunications Infrastructure	PT Huawei Tech Investment	USD87,186 and Rp204,746	USD25,673 and Rp92,460

b.

In 2012, the Company and Qatar Telecom Q.S.C, the Group’s ultimate parent company, entered into a cooperation agreement, whereas Qatar Telecom agreed to provide the Group with several professional experts to work in the Company, whereas the professional experts will provide the Group with their experience and knowledge to increase the effectiveness of the Group’s operational and business activities. The agreement covers a 10-year period. For the year ended December 31, 2012, the Company recorded the cost for the provision of the professional experts totaling Rp76,596 as part “Expenses—General and Administration Expenses”.

c.

On January 18, 2012, the Company and IMM, a subsidiary, were investigated by the Attorney Generals Office in connection with the cooperation agreement between the Company and IMM to provide 3G based broadband internet services. IMM had been accused of illegally using the Company’s 3G license (Note 1a) without paying annual frequency fee, concession fee and tender upfront fee. The MOCIT, as well as the Indonesian Regulatory Body (BRTI), has made a public statement that IMM has not breached any laws / prevailing rules; nevertheless, the case is still being continued to be investigated by the State Attorney General (Note 37).

As of December 31, 2012, the Company did not accrue any liabilities related to the legal case because the Company believes, as supported by the MOCIT, that the cooperation agreement with IMM does not breach any laws.

d.

On December 30, 2011, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (MOCIT-BPPPTI), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements cover a four year concession period and have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively. In accordance with the contract, advance payments represent 15% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

concession period, Lintasarta must transfer the asset subject to the concession agreement back to the local government.

Subsequently on January 10, 2012, Lintasarta, also entered into an agreement with MOCIT-BPPPTI for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp91,491. The terms and conditions for this are consistent to the earlier agreement above.

The consideration received or receivable in exchange for Lintasarta’s infrastructure construction services or its acquisition of infrastructure to be used in the arrangements was recognized as a financial asset to the extent that Lintasarta has an unconditional contractual right to receive cash or other financial asset for its construction services from or at the direction of the grantor. As of December 31, 2012, the long-term portion of the outstanding receivables arising from this service concession arrangement amounted to Rp8,974 and was classified as part of “Other Non-current Financial Assets”. Revenue from construction services earned by Lintasarta for the year ended December 31, 2012 amounted to Rp37,175 and is classified as part of “Revenues from MIDI services”.

On February 8, 2012, Lintasarta entered into an agreement with PT Widtech Indonesia, for the procurement of equipment and infrastructure required for the construction of WiFi, as agreed with the MOCIT-BPPPTI above, with total contract value amounting to Rp121,927.

e.

In 2011 to March 2012, the Company had issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amount of US$34,829 and Rp208,948 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,462 and Rp171,844 to Nokia for the installation services and additional equipment. For the year ended December 31, 2012, the carrying amount of the cellular technical equipment units given up amounted to Rp273,665 and the accumulated carrying amount of such equipment up to December 31, 2012 amounted to Rp389,399 (Note 8).

f.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-BTIP, whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract value. The agreements are non cancellable and cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period, which deposits are classified as part of other non-current financial assets. In accordance with the agreements, Lintasarta received advance payments representing 20% of contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the agreement, Lintasarta and MOCIT BTIP plan to renegotiate the terms and conditions of any new arrangements.

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements are non cancellable and cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011. In accordance with the agreements, Lintasarta received advance payments representing 15% of contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer all assets subject to the concession agreement to the local government.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement has been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with MOCIT-BTIP above, with total contract values amounting to Rp276,274 and Rp60,739, respectively.

As of December 31, 2010, 2011, and 2012 the current portions of outstanding receivables amounting to nil, Rp91,113, and Rp283,945 respectively, are classified as part of “Trade Receivables—Related Parties” while the long-term portions amounting to Rp70,199, Rp121,854, and Rp45,097, respectively, are classified as part of “Other Non-current Financial Assets”. For the years ended December 31, 2010, 2011 and 2012, revenue from construction services, included under Revenue from MIDI services, amounted to Rp128,490, Rp163,264 and Rp33,439, respectively.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Future minimum lease receivables under the agreements as at January 1, 2011 and December 31, 2011 and 2012 are as follows:

	January 1, 2011	December 31,
		2011	2012
Within one year	370,780	471,284	655,894
After one year but not more than five years	1,481,461	1,874,860	2,597,263
More than five years	1,792,424	1,817,218	2,211,422

Total	3,644,665	4,163,362	5,464,579

h.

During 2008-2012, the Company entered into several agreements with PT Solusi Menara Indonesia, PT Professional Telekomunikasi Indonesia (“Protelindo”), XL Axiata, PT Solusindo Kreasi Pratama, PT Dayamitra Telekomunikasi, PT Bit Teknologi Nusantara, PT Batavia Towerindo, PT Mitrayasa Sarana Informasi, PT Gihon Telekomunikasi Indonesia and Tower Bersama (Note 28) for the Company to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

Future minimum rentals payable under the finance lease agreements as at December 31, 2012 are as follows:

	Minimum payments	Present value of payments
Within one year	622,020	240,349
After one year but not more than five years	2,488,022	1,323,315
More than five years	2,205,538	1,778,595

Total	5,315,580	3,342,259
Less amount representing finance charge	1,973,321	—

Present value of minimum lease payments	3,342,259	3,342,259

Current portion (presented as part of Other Current Financial Liabilities)		240,349
Long-term portion (presented as Obligations under Finance Lease)		3,101,910

Total		3,342,259

i.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totaling Rp548,154 and Rp442,511 for the years ended December 31, 2012 and 2011, respectively.

j.	On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities agreement has been amended several times. On September 20,

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2011, these facilities were further amended to extend the expiration date up to April 30, 2012 and change the interest rate and certain provisions in the agreement as follows:

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

•

The facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectibility declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

On March 27, 2012, the Company received the letter from HSBC to extend these facilities up to April 30, 2013.

k.

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

As of December 31, 2012, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$5,276. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the ninth amendment agreement dated May 24, 2010. Transponder lease expense charged to operations amounting to Rp27,371 for the year ended December 31, 2012 is presented as part of “Expenses—Cost of Services” in the consolidated statement of comprehensive income.

35. OPERATING SEGMENT INFORMATION

The Group manages and evaluates their operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group mainly operates in Indonesia only, so no geographical information on segments is presented.

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

Operating segments are reported based on financial information determined in conformity with Indonesian Financial Accounting Standards (“IFAS”), which is also consistent with the internal reporting provided to the chief operational decision maker. The chief operational decision maker is responsible for allocating resources and assessing performance of the operating segments, and has been identified as a steering committee that makes strategic decisions.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Consolidated information by industry segment follows:

	Major Segments			Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
	Cellular	Fixed Telecommunications	MIDI
January 1, 2011 (Restated)
Operating revenues
Revenues from external customers	15,876,908	1,278,171	2,579,967	—	19,735,046	17,023	19,752,069
Inter-segment revenues	—	—	563,726	(563,726)	—	—	—

Total operating revenues	15,876,908	1,278,171	3,143,693	(563,726)	19,735,046	17,023	19,752,069
Operating Expenses	12,886,843	1,316,072	1,987,558	—	16,190,473	10,939	16,201,412
Operating income	2,990,065	(37,901)	592,409	—	3,544,573	6,084	3,550,657
Gain on foreign exchange—net	—	—	—	—	174,143	—	174,143
Amortization of goodwill	—	—	—	—	(226,380)	226,380	—
Others – net	—	—	—	—	(79,236)	—	(79,236)

Operating profit	—	—	—	—	3,413,100	232,464	3,645,564
Interest income	—	—	—	—	146,219	—	146,219
Loss on change in fair value of derivatives—net	—	—	—	—	(418,092)	(30,739)	(448,831)
Financing cost	—	—	—	—	(2,338,130)	—	(2,338,130)
Gain on foreign exchange—net	—	—	—	—	318,258	—	318,258
Total income tax expense	—	—	—	—	(378,449)	(54,123)	(432,572)

Profit for the year				—	742,906	147,602	890,508

Segment assets	48,795,807	2,111,239	8,264,175	(7,801,729)	51,369,492	607,507	51,976,999
Unallocated assets							1,955,636

Assets—net							53,932,635

Segment liabilities	27,933,214	629,741	3,205,273	(6,219,524)	25,548,704	173,279	25,721,983
Unallocated liabilities							9,521,051

Liabilities—net							35,243,034

Other disclosures
Capital expenditures	4,965,191	209,100	777,488	—	5,951,779	—	5,951,779
Depreciation and amortization	5,010,335	289,571	791,238	—	6,091,144	10,939	6,102,083
Provision for impairment of receivables	217,538	51,973	226,599	—	—	—	496,110

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecommunications	MIDI	Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
December 31, 2011 (Restated)
Operating revenues
Revenues from external customers	16,587,385	1,249,983	2,691,924	—	20,529,292	2,346	20,531,638
Inter-segment revenues	—	—	609,497	(609,497)	—	—	—

Total operating revenues	16,587,385	1,249,983	3,301,421	(609,497)	20,529,292	2,346	20,531,638
Operating Expenses	13,785,603	1,338,073	2,299,771	—	17,423,447	11,151	17,434,598
Operating income	2,801,782	(88,090)	392,153	—	3,105,845	(8,805)	3,097,040
Gain on foreign exchange—net	—	—	—	—	90,919	—	90,919
Others – net	—	—	—	—	(32,455)	2,665	(29,790)

Operating profit	—	—	—	—	3,164,309	(6,140)	3,158,169
Interest income	—	—	—	—	92,646	—	92,646
Gain on change in fair value of derivatives—net	—	—	—	—	57,944	—	57,944
Financing cost	—	—	—	—	(1,929,354)	—	(1,929,354)
Gain on foreign exchange—net	—	—	—	—	(54,188)	—	(54,188)
Total income tax expense	—	—	—	—	(264,613)	(4,691)	(269,304)

Profit for the year				—	1,066,744	(10,831)	1,055,913

Segment assets	48,913,656	2,068,759	8,185,387	(7,929,430)	51,238,372	596,357	51,834,729
Unallocated assets							1,994,640

Assets—net							53,829,369

Segment liabilities	27,073,313	742,444	3,042,387	(6,269,067)	24,589,077	172,959	24,762,036
Unallocated liabilities							9,674,836

Liabilities—net							34,436,872

Other disclosures
Capital expenditures	5,576,208	228,834	706,244	—	6,511,286	—	6,511,286
Depreciation and amortization	5,418,955	292,140	847,082	—	6,558,177	11,151	6,569,328
Provision for impairment of receivables	222,215	53,497	260,939	—	536,651	—	536,651

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments			Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
	Cellular	Fixed Telecommunications	MIDI
December 31, 2012
Operating revenues
Revenues from external customers	18,489,329	1,021,450	2,908,033	—	22,418,812	1,765	22,420,577
Inter-segment revenues	—	—	597,914	(597,914)	—	—	—

Total operating revenues	18,489,329	1,021,450	3,505,947	(597,914)	22,418,812	1,765	22,420,577
Operating Expenses	16,473,013	1,296,127	2,382,450	—	20,151,590	11,188	20,162,778
Operating income	2,016,316	(274,677)	525,583	—	2,267,222	(9,423)	2,257,799
Gain on tower sale	—	—	—	—	1,183,963	—	1,183,963
Gain on foreign exchange—net	—	—	—	—	44,793	—	44,793
Others—net	—	—	—	—	(305,955)	—	(305,955)

Operating profit	—	—	—	—	3,190,023	(9,423)	3,180,600
Interest income	—	—	—	—	133,544	—	133,544
Gain on change in fair derivatives—net	—	—	—	—	4,964	—	4,964
Financing cost	—	—	—	—	(2,077,350)	—	(2,077,350)
Gain on foreign exchange—net	—	—	—	—	(789,438)	—	(789,438)
Total income tax benefit	—	—	—	—	25,798	(280)	25,518
Equity in net loss of associated companies	—	—	—	—	(125)	—	(125)

Profit for the year				—	487,416	(9,703)	477,713

Segment assets	51,599,984	1,417,859	8,460,772	(8,473,482)	53,005,133	585,171	53,590,304
Unallocated assets							2,219,928

Assets—net							55,810,232

Segment liabilities	29,495,439	448,908	2,521,525	(6,640,808)	25,825,064	171,476	25,996,540
Unallocated liabilities							10,004,614

Liabilities—net							36,001,154

Other disclosures
Capital expenditures	7,449,614	123,983	822,984	—	8,396,581	—	8,396,581
Depreciation and amortization	7,078,187	415,410	779,227	—	8,272,824	11,188	8,284,012
Provision for impairment of receivables	274,949	59,092	230,589	—	—	—	564,630

(1)	These include inter-segment assets, liabilities and revenues eliminated upon consolidation.
(2)

These are adjustments to reconcile segment financial information to consolidated IFRS financial statements. Segment financial information, as reported to the chief operation decision maker, is still managed and maintained by the Group under IFAS which differs from IFRS. The adjustments relate primarily to:

a.	the accounting for land rights: Under IFAS, land rights are not amortized while under IFRS, land rights are amortized over the lease term.
b.

goodwill: Prior to January 1, 2011, under IFAS, goodwill was amortized straight-line over the useful life. Starting January 1, 2011, IFAS 19 (similar to IAS 36) was adopted and goodwill was no longer amortized but subject to annual impairment similar to IFRS. The difference in carrying value relates to the amortization prior to the adoption of IFAS 19.

c.

revenue from service connection: Prior to January 1, 2010, revenue from service connection was not deferred while under IFRS, the revenue is deferred and recognized over the expected average period of the customer relationship. With the prospective adoption of IFAS 23 in January 1, 2010, the difference in revenue recognized pertains to the amortization of the outstanding deferred income as of January 1, 2010.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

A. RISK MANAGEMENT

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity price risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to their loans and bonds payable with fixed and floating interest rates.

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

As of January 1, 2011 and December 31, 2011 and 2012, more than 60%, 65% and 82%, respectively, of the Group’s debts are fixed-rate.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the year.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s profit or loss for the years ended December 31, 2010, 2011 and 2012 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

	2010		2011	2012
Increase or (decrease) in basis points:
U.S. dollar	1		(8)	(11)
Rupiah	41		(107)	19
Effect on profit for the year
U.S. dollar	USD(57 (equivalent to Rp(509)	) )	USD340 (equivalent to Rp3,084)	USD267 (equivalent to Rp2,584)
Rupiah	Rp(9,490)		Rp23,099	Rp(4,535)

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date. The outlook is that the LIBOR and JIBOR

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

interest rates may move 1 basis point higher and 8 and 11 basis point lower and 41 basis points higher, 107 basis point lower and 19 basis point higher, respectively, as compared to the year-end interest rates of 2010, 2011 and 2012, respectively.

If LIBOR interest rates were 1 basis point higher and 8 and 11 basis points lower than the market levels for the years ended December 31, 2010, 2011 and 2012, respectively, with all other variables held constant, the Group’s profit or loss for the years then ended and the consolidated equity would be Rp806,983, Rp961,553 and Rp756,677 and Rp18,305,018, Rp18,943,489 and Rp19,279,593, respectively, which are lower, higher and higher than the actual results for the years ended December 31, 2010, 2011 and 2012, respectively, mainly due to the higher, lower and lower interest expense on floating rate borrowings.

If JIBOR interest rates were 41 basis points higher, 107 basis points lower and 19 basis points higher than the market levels for the years ended December 31, 2010, 2011 and 2012, respectively, with all other variables held constant, the Group’s profit or loss for the years then ended and the consolidated equity would be Rp798,001, Rp981,568 and Rp749,558 and Rp18,296,037, Rp18,963,504 and Rp19,272,474, respectively, which are lower, higher and lower than the actual results for the years ended December 31, 2010, 2011 and 2012, respectively, mainly due to the higher, lower and higher interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the year.

The Group’s accounts payable are primarily foreign currency net settlement payables to foreign telecommunications operators, while most of the Group’s accounts receivable are Indonesian rupiah-denominated amounts due from domestic operators.

To the extent the Indonesian rupiah depreciated further from the exchange rates in effect at December 31, 2010, 2011 and 2012, the Group’s obligations under such loans and bonds payable, accounts payable and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations would be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of January 1, 2011 and December 31, 2011 and 2012, 17.90%, 27.33% and 31.81%, respectively, of the Company’s U.S. dollar-denominated debts were protected from exchange rate risk by entering into several cross currency swap and currency forward contracts.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of January 1, 2011 and December 31, 2011 and 2012:

	January 1, 2011		December 31, 2011		December 31, 2012
	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents	111,782	1,005,042	53,356	483,835	249,279	2,410,529
Accounts receivable
Trade	115,530	1,038,726	91,260	827,553	111,612	1,079,285
Others	544	4,893	—	—	—	—
Derivative assets	7,711	69,334	17,573	159,349	7,203	69,654
Other current financial
assets—net	1,715	15,418	178	1,613	488	4,719
Other current assets	—	—	15	138	—	—
Due from related parties	117	1,047	317	2,871	106	1,028
Other non-current financial assets—net	1,427	12,833	1,578	14,306	1,150	11,121

Total assets	238,826	2,147,293	164,277	1,489,665	369,838	3,576,336

Liabilities:
Accounts payable—trade	32,788	294,797	13,010	117,971	9,343	90,347
Procurement payable	246,615	2,217,320	220,788	2,002,110	141,102	1,364,458
Accrued expenses	46,263	415,953	45,156	409,476	46,424	448,918
Deposits from customers	1,477	13,275	1,834	16,629	2,478	23,962
Derivative liabilities	23,958	215,403	15,239	138,189	8,401	81,241
Other current financial liabilities	67	602	41	371	16,676	161,255
Due to related parties	—	—	9	83	2,685	25,968
Loans payable (including current maturities)	886,602	7,971,436	653,848	5,929,093	557,193	5,388,055
Bonds payable (including current maturities)	650,000	5,844,150	650,000	5,894,200	650,000	6,285,500
Obligation under finance lease	—	—	—	—	212,757	2,057,362

Total liabilities	1,887,770	16,972,936	1,599,925	14,508,122	1,647,059	15,927,066

Net liabilities position	1,648,944	14,825,643	1,435,648	13,018,457	1,277,221	12,350,730

*

The exchange rates used to translate the U.S. dollar amounts into rupiah were Rp8,991 to US$1.00 (in full amounts), Rp9,068 to US$1.00 (in full amounts) and Rp9,670 to US$1.00 (in full amounts) as published by the Indonesian Central Bank as of January 1, 2011 and December 31, 2011 and 2012, respectively.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rates, with all other variables held constant, of the Group’s consolidated profit for the years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
Change in U.S. dollar exchange rate	-3%	1.24%	1.83%
Effect on consolidated profit for the year	336,582	(122,342)	(169,551)

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting dates of March 31, 2011, 2012 and 2013. The outlook is that the U.S. dollar exchange rate may weaken by 3% as compared to the exchange rate at December 31, 2010 and strenghten by 1.24% and 1.83% as compared to the exchange rate at December 31, 2011, and 2012, respectively.

If the U.S. dollar exchange rate weakened by 3% as compared to the exchange rate as of December 31, 2010 and strenghtened by 1.24% and 1.83% as compared to the exchange rate as of December 31, 2011 and 2012, respectively, with all other variables held constant, the Group’s profit for the years then ended and the consolidated equity would be Rp1,144,074, Rp836,127 and Rp584,542; and Rp18,642,109, Rp18,818,063 and Rp19,107,458, respectively, which are higher, lower and lower than the actual results as of December 31, 2010, 2011 and 2012, respectively, mainly due to the consolidated foreign exchange gain and loss on the translation of U.S. dollar-denominated net liabilities.

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian entities and equity of foreign entities. With respect to the Indonesian entities in which the Group has investments, the financial performance of such entities may be adversely affected by the economic conditions in Indonesia.

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

The Group trade only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts. The Company and subsidiaries place their cash and cash equivalents in a number of different financial institutions, including state-owned and internationally recognized banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The table below shows the maximum exposure to credit risk for the components of the consolidated statements of financial position:

	Maximum Exposure (1)
	January 1, 2011 (Restated)	December 31, 2011 (Restated)	December 31, 2012
Loans and receivables:
Cash and cash equivalents	2,075,270	2,224,206	3,917,236
Accounts receivable
Trade—net	1,536,276	1,500,096	2,038,719
Others—net	10,031	5,660	22,441
Other current financial assets—net	53,119	24,790	13,382
Due from related parties—net	8,421	10,654	10,358
Other non-current financial assets—net	147,874	209,540	173,400
Held-for-trading:
Cross currency swaps	69,334	22,138	29,907
Currency forward	—	137,211	39,747
Available-for-sale investments:
Other non-current financial assets -other long-term investments—net	2,730	2,730	1,369,740

Total	3,903,055	4,137,025	7,614,930

(1)	There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

Liquidity risk

The liquidity risk is defined as a risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

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

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	Expected maturity as of January 1,
	2011	2012	2013	2014	2015 and thereafter	Total contractual cash flows	Interest value	Carrying amount
January 1, 2011
Accounts payable—trade	645,505	—	—	—	—	645,505	—	645,505
Procurement payables	3,642,002	—	—	—	—	3,642,002	—	3,642,002
Accrued expenses	1,796,335	—	—	—	—	1,796,335	—	1,796,335
Deposits from customers	50,279	—	—	—	—	50,279	—	50,279
Derivative liabilities	215,403	—	—	—	—	215,403	—	215,403
Other current financial liabilities	113,270	—	—	—	—	113,270	(60,857)	52,413
Due to related parties	—	22,099	—	—	—	22,099	—	22,099
Obligation under financial lease	—	90,143	90,143	90,143	378,337	648,766	(232,179)	416,587
Other non-current financial liabilities	—	47,916	3,444	—	—	51,360	(5,545)	45,815
Loans payable	3,692,378	3,533,927	2,619,642	647,505	1,866,778	12,360,230	(1,509,279)	10,850,951
Bonds payable	2,290,020	1,163,332	2,380,454	3,257,211	12,231,499	21,322,516	(8,110,281)	13,212,235

Total	12,445,192	4,857,417	5,093,683	3,994,859	14,476,614	40,867,765	(9,918,141)	30,949,624

	Expected maturity as of December 31,
	2012	2013	2014	2015	2016 and thereafter	Total contractual cash flows	Interest value	Carrying amount
December 31, 2011
Short-term loan	1,579,092	—	—	—	—	1,579,092	(79,836)	1,499,256
Accounts payable—trade	319,058	—	—	—	—	319,058	—	319,058
Procurement payables	3,475,862	—	—	—	—	3,475,862	—	3,475,862
Accrued expenses	1,895,613	—	—	—	—	1,895,613	—	1,895,613
Deposits from customers	37,265	—	—	—	—	37,265	—	37,265
Derivative liabilities	138,189	—	—	—	—	138,189	—	138,189
Other current financial liabilities	196,675	—	—	—	—	196,675	(124,847)	71,828
Due to related parties	—	15,480	—	—	—	15,480	—	15,480
Obligation under financial lease	—	180,602	180,602	180,602	696,670	1,238,476	(468,395)	770,081
Other non-current financial liabilities	—	84,186	34,631	—	—	118,817	(11,384)	107,433
Loans payable	3,732,456	2,774,662	2,245,335	706,241	1,396,047	10,854,741	(1,128,425)	9,726,316
Bonds payable	1,167,023	2,384,195	3,260,902	1,040,592	11,263,104	19,115,816	(6,935,474)	12,180,342

Total	12,541,233	5,439,125	5,721,470	1,927,435	13,355,821	38,985,084	(8,748,361)	30,236,723

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Expected maturity as of December 31,
	2013	2014	2015	2016	2017 and thereafter	Total contractual cash flows	Interest value	Carrying amount
December 31, 2012
Short-term loan	315,736	—	—	—	—	315,736	(16,207)	299,529
Accounts payable—trade	231,737	—	—	—	—	231,737	—	231,737
Procurement payables	2,737,850	—	—	—	—	2,737,850	—	2,737,850
Accrued expenses	1,961,285	—	—	—	—	1,961,285	—	1,961,285
Deposits from customers	43,825	—	—	—	—	43,825	—	43,825
Derivative liabilities	81,241	—	—	—	—	81,241	—	81,241
Other current financial liabilities	670,834	—	—	—	—	670,834	(381,670)	289,164
Due to related parties	—	42,789	—	—	—	42,789	—	42,789
Obligation under financial lease	—	622,020	622,020	622,020	2,827,500	4,693,560	(1,591,650)	3,101,910
Other non-current financial liabilities	—	71,592	4,588	—	—	76,180	(6,907)	69,273
Loans payable	2,924,722	1,793,139	856,839	654,973	830,089	7,059,762	(686,722)	6,373,040
Bonds payable	2,643,553	3,520,261	1,299,951	1,734,671	13,638,300	22,836,736	(7,521,054)	15,315,682

Total	11,610,783	6,049,801	2,783,398	3,011,664	17,295,889	40,751,535	(10,204,210)	30,547,325

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

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Group’s objective is to maintain its debt-to-equity ratio at a maximum of 2.50 each as of January 1, 2011 and December 31, 2011 and 2012.

The Group continue to manage their debt covenants and capital structure based on financial information determined under IFAS.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of January 1, 2011 and December 31, 2011 and 2012, the Group’s debt-to-equity ratio accounts are as follows:

	January 1, 2011 (Restated)		December 31, 2011 (Restated)		December 31, 2012
	Loans and Bonds Payable	Guaranteed Notes Due 2020	Loans and Bonds Payable	Guaranteed Notes Due 2020	Loans and Bonds Payable	Guaranteed Notes Due 2020
Short-term loan—gross	—	—	1,500,000	1,500,000	300,000	300,000
Loans and bonds payable—including current maturities—gross	24,399,291	24,399,291	22,172,064	22,172,064	21,923,555	21,923,555
Obligation under finance lease	—	445,874	—	825,836	—	3,374,139

Total debts	24,399,291	24,845,165	23,672,064	24,497,900	22,223,555	25,597,694

Total equity	18,689,601	18,689,601	19,392,497	19,392,497	19,809,078	19,809,078

Debt to equity ratio	1.31	1.33	1.22	1.26	1.12	1.29

C. COLLATERAL

The loans of Lintasarta, a subsidiary, which were obtained from CIMB Niaga, are collateralized by all equipment (Notes 8, 18j and 18l) purchased by Lintasarta from the proceeds of the credit facilities. There are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of January 1, 2011 and December 31, 2011 and 2012.

37. EVENTS AFTER THE REPORTING PERIOD

a.

On January 3, 2013, as the continuation of the investigation from the General Attorney Office (AGO) in regard to the allegation of frequency 2.1 Ghz misuse by the Company and IMM due to cooperation agreement on broadband internet services, the AGO released the warrant investigation No.Prin-01/F.2/Fd.1/01/2013 (for the Company) and No.Prin-02/F.2/Fd.1/01/2013 (for IMM) since both of the Company and IMM were determined as suspects in this legal case. Subsequently, on January 10, 2013, the AGO released the letter calling for the witnesses from the Company and IMM in order to come to the AGO on January 14—17, 2013.

b.	On January 15, 2013, the Company repaid partially the Revolving Time Loan facility from Mandiri amounting to Rp100,000 (Note 14).

c.	On January 22, 2013, the Company entered into 2 currency forward contracts with Standard Chartered and BTMU Ltd with total notional amount of US$25,000.

d.	On January 28, 2013, the Company repaid partially the Revolving Time Loan facility from BCA amounting to Rp300,000.

e.	On January 28, 2013, the Company received the claim for tax refund on Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp87,198 (Note 7).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f.

On February 4, 6, 8, 11, 21, 25, 27 and 28, 2013, the Company entered into 1 currency forward contract each with Standard Chartered, CIMB, BNP, ING and Barclay, 2 forward currency contracts with DBS and 3 forward currency contracts with BTUMFJ with total notional amount of US$162,000.

g.	On February 19, 2013, the Company repaid partially the Revolving Time Loan facility from BCA amounting to Rp300,000.

h.	On February 28, 2013, the Company paid the sixth installment of SEK credit facility B amounting to US$11,071.43.

i.

On March 6, 11, 13, 14, 15, 19, 20, 22, 26 and 27, the Company entered into 17 currency forward contracts with JP Morgan, Stanchard, DBS Indonesia, BNP Paribas, Barclays, ING, Natixis, CIMB Niaga and Danareksa with total notional amount of US$284,750.

j.	On March 7, 2013, the Company’s major stockholder—Qatar Telecom (Qtel Asia) Pte. Ltd officially changed its name into Ooredoo Asia Pte.Ltd (Note 22).

k.	On March 27, 2013, the Company drew an amount of Rp300,000 from its Revolving Time Loan with BSMI.

l.	On March 27, 2013, the Company paid the seventh semi-annual installment of its COFACE and SINOSURE facilities from HSBC France amounting to US$7,859.34 and US$2,210, respectively.

m.	On April 5, 2013, the Company drew an amount of Rp500,000 from its Revolving Time Loan with BCA and Rp250,000 each from the Loan with Mandiri and BSMI, respectively.

n.	On April 8, 2013, the Company fully repaid IDR Bond VI Year 2008 Seri A including Sukuk Ijarah III Year 2008 totaling IDR1,330,000.

o.	On April 9, 10 and 25, 2013, the Company entered into 3 currency forward contracts with Merrill Lynch International with notional amount of US$12,000, US$14,500 and US$12,000, respectively.

p.

On April 22, 2013, the Company made public release on the Company’s plan of delisting from New York Stock Exchange (NYSE). Such delisting has obtained approval from the Board of Commissioners and Directors on April 18 and 17, 2013, respectively.

q.	On April 25 and 26, 2013, the Company entered into 1 currency forward contract each with Merrill Lynch International and DBS with total notional amount of US$12,000 and US$25,000.

r.

As of April 25, 2013, after going through several changes in its ownership in the Company, SKAGEN Funds owns 5.41% ownership in the Company as stated in its letter dated on the same date which was sent to the BAPEPAM (Note 22).

s.

As of April 29, 2013, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,721 to US$1 (in full amounts), while as of December 31, 2012, the prevailing exchange rate was Rp9,670 to US$1 (in full amounts). Using the exchange rate as of April 29, 2013, the Group suffered from exchange loss amounting to approximately Rp65,138 (excluding the effect of revaluing derivative contracts on April 29, 2013) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2012 (Note 36).

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2011 (Restated), December 31, 2011 (Restated) and December 31, 2012

and for the Years ended December 31, 2010 (Restated), 2011 (Restated) and 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2012 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2012 as disclosed in Note 34a are approximately Rp1,382,278 if translated at the prevailing exchange rate as of April 29, 2013.