Form 20-F
period 2013-12-31
PT Indosat Tbk
filed 2014-04-30
CIK 929700

Commission file number: 1-3330

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

PT Indosat Tbk

(Exact name of Registrant as specified in its charter)

REPUBLIC OF INDONESIA

(Jurisdiction of incorporation or organization)

Indosat Building

Jalan Medan Merdeka Barat No. 21

Jakarta 10110—Indonesia

(62-21) 3000 3001

(Address and telephone number of principal executive offices)

Name:	Bayu Hanantasena
Telephone:	(62 21) 3000 3001
Email:	investor@indosat.com
Facsimile:	(62 21) 3000 3757
Address:	Jalan Medan Merdeka Barat No. 21
Jakarta 10110
Indonesia

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
Series B shares, par value Rp100 per share	None	*

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

Yes  ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of the Securities Exchange Act of 1934.

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

Yes  ☐    No   ☒

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

Yes  ☐    No   ☒

*

Not for trading, but only in connection with the previous listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange. The American Depositary Shares have been delisted from the New York Stock Exchange effective May 17, 2013.

i

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, references in this Form 20-F to the “Company,” “Indosat,” “we,” “us” and “our” are to PT Indosat Tbk and its consolidated subsidiaries. All references to “Indonesia” are references to the Republic of Indonesia. All references to the “Government” herein are references to the Government of the Republic of Indonesia. References to “United States” or “U.S.” are to the United States of America. References to “United Kingdom” are to the United Kingdom of Great Britain and Northern Ireland. References to “Indonesian rupiah” or “Rp” are to the lawful currency of Indonesia and references to “U.S. dollars” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, and therefore indicated and actual sums, quotients, percentages and ratios may differ.

Our consolidated financial statements as of January 1, 2012 (restated) and December 31, 2012 (restated) and 2013, and for the years ended December 31, 2011 (restated), 2012 (restated) and 2013 included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our consolidated financial statements included in this annual report contain the restatement of our consolidated statements of financial position as of January 1, 2012 and December 31, 2012 and consolidated statements of comprehensive income and consolidated statements of changes in equity for the years ended December 31, 2011 and 2012, to reflect the retrospective adjustment made due to the implementation of IAS 19 “Employee Benefits (Revised 2011),” which is detailed in Note 2d to our consolidated financial statements included elsewhere in this annual report. The revised standard (i) eliminated the “corridor approach” permitted under the previous version of IAS 19 and (ii) provided significant changes in the recognition, presentation and disclosure of post-employment benefits.

Solely for the convenience of the reader, certain Indonesian rupiah amounts have been translated into U.S. dollars at specified rates. The Indonesian rupiah/U.S. dollar exchange rate is the middle exchange rate announced by Bank Indonesia calculated based on Bank Indonesia’s buying and selling rates. Unless otherwise indicated, U.S. dollar equivalent information for amounts in Indonesian rupiah is translated at the middle exchange rate announced by Bank Indonesia for December 31, 2013, which was Rp12,189 per U.S. dollar. The middle exchange rate of Indonesian rupiah for U.S. dollars on April 24, 2014 was Rp11,608 per U.S. dollar. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian rupiah. No representation is made that the Indonesian rupiah or U.S. dollar amounts shown herein could have been or could be converted into U.S. dollars or Indonesian rupiah, as the case may be, at any particular rate or at all. See “Item 3: Key Information—Exchange Rate Information” for further information regarding rates of exchange between Indonesian rupiah and U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements,” as defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expectations and projections for our future operating performance and business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Form 20-F discloses, under “Item 3: Key Information—Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

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

“ADR”	American Depositary Receipt.

“ADS”

American Depositary Share, a security that represents an ownership interest in the shares of a foreign private issuer, as evidenced by an ADR. Each of our ADSs represents 50 shares of our common stock.

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

“bandwidth”	the capacity of a communication link

“base station controller”	the controlling equipment in a 2G network that coordinates the operation of multiple BTSs

“BPKP”	Badan Pengawasan Keuangan dan Pembangunan or Finance and Development Supervisory Agency

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

“dBW”	decibel referencing one watt

“Depositary”	The Bank of New York Mellon, as depositary to the ADS program

“DGPIM”	Director General of Posts and Informatics Management

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

“Greater Jakarta”	Jakarta, Banten, Bogor, Depok, Tangerang and Bekasi

“GSM”

Global System for Mobile Communications, a digital cellular telecommunications system standardized by the European Telecommunications Standards Institute based on digital transmission and cellular network architecture with roaming in use throughout Europe, Japan and in various other countries

v

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

“ISP”	Internet Service Provider, a company that provides access to the Internet by providing the interface to the Internet backbone

“ITRA”	Indonesian Telecommunications Regulatory Authority.

“Kbps”	kilobits per second, a measure of digital transmission speed

“LAN”	Local Area Network, a short-distance network designed to connect computers within a localized environment to enable the sharing of data and other communication

“Lintasarta”	PT Aplikanusa Lintasarta

“Mbps”	megabits per second, a measure of digital transmission speed

“media gateway”	a translation unit between telecommunications networks using different standards, such as PSTN, next generation networks and radio access networks

“MIDI”	Fixed data services, which include multimedia, data communications and Internet services

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

“RIO”

Reference Interconnection Offer, a regulatory term that refers to the document that covers technical, operational, economic and other aspects of interconnection access by one telecommunications network operator in favor of other telecommunications operators

“roaming”

the cellular telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region with cellular network coverage provided by another provider

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

“Wi-Fi”	a wireless networking technology that uses radio waves to provide wireless internet and network connections

“x.25”	a widely used data packet-switching standard that has been partially replaced by frame relay services

PART I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

Selected Financial and Other Data

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 presented below is based upon our audited consolidated financial statements prepared in conformity with IFRS as issued by IASB. In 2013, we adopted IAS 19 “Employee Benefits” (Revised 2011) on a retrospective basis and the 2011 and 2012 consolidated financial statements have been restated as more fully described under “Certain Definitions, Conventions and General Information” of this annual report and in Note 2d to our consolidated financial statements included elsewhere in this annual report. The selected financial information as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the other information included elsewhere in this annual report. The audited consolidated financial statements as of and for the year ended December 31, 2009 have been audited by Purwantono, Sarwoko & Sandjaja and the audited consolidated financial statements as of and for the years ended December 31, 2010, 2011, 2012 and 2013 have been audited by Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global.

	As of December 31,
	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2013 Rp	2013 US$(1)
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except for number of outstanding shares)
Financial Position Data:
Assets
Cash and cash equivalents	2,836.0	2,075.3	2,224.2	3,917.2	2,233.5	183.2
Other current assets (other than cash and cash equivalents)—net	4,302.9	3,380.6	3,543.4	4,391.6	4,935.5	404.9
Due from related parties—net	7.2	8.4	10.7	10.4	7.2	0.6
Deferred tax assets—net	88.0	94.7	120.6	114.3	101.9	8.4
Long-term investments	3.2	2.7	2.7	1,369.7	1,393.7	114.3
Property and equipment—net	44,358.1	43,980.4	43,413.0	41,860.8	42,074.9	3,451.9
Goodwill and other intangible assets—net	2,042.8	2,063.2	2,056.0	2,062.8	2,051.7	168.3
Other non-current assets	1,796.8	2,327.3	2,428.1	2,020.5	2,341.6	192.2

Total assets	55,435.0	53,932.6	53,798.7	55,747.3	55,140.0	4,523.8

Liabilities
Current liabilities	13,067.3	12,029.7	11,970.4	11,016.4	13,494.4	1,107.1
Due to related parties	13.8	22.1	15.5	42.8	33.3	2.7
Obligation under finance lease	—	416.6	770.1	3,101.9	3,594.1	294.9
Deferred tax liabilities—net	1,651.8	1,961.2	2,071.2	1,729.2	1,155.4	94.8
Loans payable (net of current maturities)	12,715.5	7,666.8	6,425.8	3,703.8	4,345.3	356.5
Bonds payable (net of current maturities)	8,472.2	12,114.1	12,138.4	13,986.5	13,285.2	1,089.9
Other non-current liabilities	939.5	1,032.5	1,200.9	2,777.6	2,058.3	168.9

Total liabilities	36,860.1	35,243.0	34,592.3	36,358.2	37,966.0	3,114.8

Net assets (total assets—total liabilities)	18,574.9	18,689.6	19,206.4	19,389.1	17,174.0	1,409.0
Capital stock	543.4	543.4	543.4	543.4	543.4	44.6
Equity	18,574.9	18,689.6	19,206.4	19,389.1	17,174.0	1,409.0
Total liabilities and Equity	55,435.0	53,932.6	53,798.7	55,747.3	55,140.0	4,523.8
Number of outstanding shares	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500	—

	For the years ended December 31,
	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2013 Rp	2013 US$(1)
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except per Share and per ADS data)
Comprehensive Income Data:
Operating revenues:
Cellular	14,331.3	15,882.1	16,587.4	18,489.3	19,374.6	1,589.5
MIDI	2,712.6	2,591.8	2,694.2	2,909.8	3,266.5	268.0
Fixed telecommunication	1,803.0	1,278.2	1,250.0	1,021.5	1,214.8	99.7

Total operating revenues	18,846.9	19,752.1	20,531.6	22,420.6	23,855.9	1,957.2

Total operating expenses	15,738.2	16,106.5	17,290.3	19,223.1	22,364.2	1,834.8
Operating profit	3,108.7	3,645.6	3,241.3	3,197.5	1,491.7	122.4
Other income (expense):
Interest income	139.0	146.2	92.6	133.5	107.2	8.8
Gain (loss) on foreign exchange—net	1,656.4	318.2	(54.2)	(789.4)	(3,011.4)	(247.1)
Gain (loss) on change in fair value of derivatives—net	(486.9)	(448.8)	58.0	5.0	273.3	22.4
Financing cost	(1,873.0)	(2,338.1)	(1,929.3)	(2,077.4)	(2,212.1)	(181.5)

Total other expense—net	(564.5)	(2,322.5)	(1,832.9)	(2,728.3)	(4,843.0)	(397.4)

Income tax benefit (expense)—net	(783.9)	(432.6)	(291.0)	20.5	668.7	54.9
Profit (loss) for the year	1,760.3	890.5	1,117.4	489.7	(2,682.6)	(220.1)
Attributable to owners of the Company	1,704.0	812.6	1,018.2	376.5	(2,798.6)	(229.6)
Attributable to non-controlling interests	56.3	77.9	99.2	113.2	116.0	9.5
Weighted average number of shares outstanding	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500	5,433,933,500	—
Basic and diluted earnings per share attributable to owners of the Company (in full amounts)(2)	313.6	149.5	187.4	69.3	(515.0)	(42.3)
Dividends declared per share (in full amounts)(2)	137.86	59.5	76.8	34.5	—	—
Dividends declared per share (in full amounts) (in US$)(2)(4)	0.015	0.006	0.008	0.003	—	—
Dividends declared per ADS (in full amounts) (in US$)(2)(3)(4)	0.77	0.31	0.40	0.17	—	—

	As of and for the years ended December 31,
	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2013 Rp	2013 US$(1)
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	4,106.1	6,848.6	7,320.1	6,989.4	8,393.2	688.6
Investing activities	(10,670.7)	(5,970.7)	(6,037.9)	(2,688.9)	(9,068.0)	(743.9)
Financing activities	3,724.7	(1,629.7)	(1,135.4)	(2,647.5)	(749.9)	(61.5)
Net Foreign Exchange differences from cash and cash equivalent	(54.9)	(9.7)	2.2	40.0	(221.3)	(18.2)
Other Financial Data (unaudited)
EBITDA(5)	8,767.8	9,652.7	9,749.6	10,558.8	10,369.8	850.7
EBITDA margin(6)	46.5%	48.9%	47.5%	47.1%	43.5%	43.5%
Other Financial Data
Capital expenditures(7)	11,584.5	5,951.8	6,511.3	8,396.6	9,371.0	768.8
Financial Ratios (unaudited)
Total Debt to EBITDA(8)	2.94	2.50	2.43	2.10	2.33	2.33
Net Debt to EBITDA(9)	2.62	1.11	2.40	2.08	2.31	2.31
EBITDA to Interest Expense(10)	4.85	4.69	5.73	6.17	6.11	6.11

Footnotes to Selected Financial Information and Other Data:

(1)	Translated into U.S. dollars based on a conversion rate of Rp12,189 per U.S. dollar, the middle exchange rate announced by Bank Indonesia on December 31, 2013. See “—Exchange Rate Information” below.
(2)

Basic earnings per share/ADS, and dividends declared per share/ADS are reported in whole Indonesian rupiah and U.S. dollars. Basic earnings per share/ADS and dividends declared per share/ADS for all periods presented have been computed based upon the weighted average number of shares outstanding, after considering the effect of the stock option where applicable.

(3)

The basic earnings and dividends declared per ADS data is calculated on the basis that each ADS represented fifty shares of common stock and does not make allowance for withholding tax to which the holders of the ADSs were subject. Following the voluntary delisting of the ADSs from the New York Stock Exchange (“NYSE”), termination of the ADS program became effective on July 24, 2013. For more information see “Item 9: The Offer and Listing—Offer and Listing Details.”

(4)	Calculated using the middle exchange rate announced by Bank Indonesia on each dividend payment date.
(5)

We have defined EBITDA as earnings before interest, non-operating income and expense, income tax expense, depreciation and minority interest in net income of subsidiaries as reported in the consolidated financial statements included in this annual report prepared under IFRS. EBITDA is not a standard measure under IFRS. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that net income is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under IFRS, or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. The following table reconciles profit (loss) attributable to owners of the Company under IFRS to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2009 Rp	2010 Rp	2011 Rp	2012 Rp	2013 Rp	2013 US$
			(Restated)	(Restated)
	(Rp in billions and US$ in millions, except for number of outstanding shares, EBITDA margin and financial ratios)
EBITDA	8,767.8	9,652.7	9,749.6	10,558.8	10,369.8	850.7
Adjustments:
Gain (loss) on foreign exchange—net	1,656.4	492.4	36.7	(744.6)	(2,786.9)	(228.6)
Interest income	139.0	146.2	92.6	133.5	107.2	8.8
Financing cost (including interest expense)	(1,873.0)	(2,338.1)	(1,929.3)	(2,077.4)	(2,212.1)	(181.5)
Gain (loss) on change in fair value of derivatives—net	(486.9)	(448.8)	58.0	5.0	273.3	22.4
Others—net (in 2010, 2011, 2012 and 2013 presented as part of operating expense)	(87.5)	(79.2)	(29.9)	(306.1)	(274.0)	(22.5)
Gain on tower sale	—	—	—	1,184.0	141.0	11.6
Income tax benefit (expense)—net	(783.9)	(432.6)	(291.0)	20.5	668.7	54.9
Depreciation and amortization	(5,571.6)	(6,102.1)	(6,569.3)	(8,284.0)	(8,969.6)	(735.9)
Profit (loss) attributable to non-controlling interest	(56.3)	(77.9)	(99.2)	(113.2)	(116.0)	(9.5)
Profit (loss) attributable to owners of the Company	(1,704.0)	812.6	1,018.2	376.5	(2,798.6)	(229.6)

(6)	EBITDA margin is computed by dividing EBITDA as defined in note (5) above by total operating revenues recorded under IFRS.
(7)	Capital expenditures is computed by adding total additions of property and equipment and total additions of goodwill and other intangible assets recorded under IFRS.
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

(10)	EBITDA to Interest Expense is computed by dividing EBITDA with interest expenses.

Exchange Rate Information

	Exchange Rates of Indonesian Rupiah Per U.S. Dollar
	Period end	Average(1)(2)	Low	High
Period
2009	9,400	10,398	12,065	9,293
2010	8,991	9,085	9,413	8,888
2011	9,068	8,779	9,185	8,460
2012	9,670	9,384	9,707	8,892
2013	12,189	10,451	12,270	9,634
October	11,234	11,367	11,593	11,018
November	11,977	11,613	11,977	11,354
December	12,189	12,087	12,270	11,830
2014
January	12,226	12,180	12,267	12,047
February	11,634	11,935	12,251	11,620
March	11,404	11,427	11,647	11,272
April (through April 24, 2014)	11,608	11,413	11,608	11,271

Source: Bank Indonesia.

(1)	The annual average exchange rates are calculated as averages of the middle exchange rate announced by Bank Indonesia on the last day of each month during the year.
(2)	The monthly average exchange rates are calculated as averages of each daily middle exchange rate announced by Bank Indonesia.

Bank Indonesia is the sole issuer of Indonesian rupiah and is responsible for maintaining its stability. Since 1970, Indonesia has implemented three exchange rate systems: (i) a fixed rate system between 1970 and 1978; (ii) a managed floating exchange rate system between 1978 and 1997; and (iii) a free-floating exchange rate system since August 14, 1997. Under the managed floating exchange rate system, Bank Indonesia maintained stability of the Indonesian rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Indonesian rupiah, as required, when trading in the Indonesian rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy and permitted the exchange rate for the Indonesian rupiah to float without an announced level at which it would intervene, which resulted in a substantial decrease in the value of the Indonesian rupiah relative to the U.S. dollar. Under the current system, the exchange rate of the Indonesian rupiah is determined by the market, reflecting the interaction of supply and demand in the market. However, Bank Indonesia may take measures to maintain a stable exchange rate.

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

The Indonesian rupiah/U.S. dollar exchange rate is the middle exchange rate announced by Bank Indonesia calculated based on Bank Indonesia’s buying and selling rates. The middle exchange rate was Rp9,068 per U.S. dollar as of December 31, 2011, Rp9,670 per U.S. dollar as of December 31, 2012 and Rp12,189 per U.S. dollar as of December 31, 2013, respectively. On April 24, 2014, the middle exchange rate was Rp11,608 per U.S. dollar.

The fluctuations in the Indonesian rupiah/U.S. dollar exchange rate will affect the U.S. dollar conversion by The Bank of New York Mellon, as depositary for the ADSs (“Depositary”) on the cash proceeds from the sale by the Depositary of the shares represented by any ADSs that remain outstanding as of July 24, 2014. For more information see “Item 9: The Offer and Listing—Offer and Listing Details.”

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

Beginning in 2008, the global financial crisis which was triggered in part by the subprime mortgage crisis in the United States, caused failures of large U.S. financial institutions and rapidly evolved into a global credit crisis. U.S. bank failures were followed by failures in a number of European banks and declines in various stock indexes, as well as large reductions in the market value of equities and commodities worldwide, including in Indonesia. In addition, since 2010, the European sovereign debt crisis has created concerns about the ability of a number of European countries, including Greece, Ireland, Italy, Portugal and Spain, to continue to service their sovereign debt obligations. These conditions may result in worsening economic conditions in Europe and globally. The world economic downturn has adversely affected the economic performance of Indonesia, resulting in declining economic growth, slowing household consumption and weakening investment due to loss of external demand and increased uncertainty in the world economy. These conditions have had and may continue to have a negative impact on Indonesian businesses and consumers, which may result in reduced demand for telecommunication services.

Volatility in oil prices and potential food shortages may also cause an economic slowdown in many countries, including Indonesia. An economic downturn in Indonesia could also lead to defaults by Indonesian borrowers and could have a material adverse effect on our business, financial condition and results of operations and prospects. The Government continues to have a large fiscal deficit and a high level of sovereign debt. Its foreign currency reserves are modest and the banking sector is weak and suffers from relatively high levels of non-performing loans.

Consumer price index (“CPI”) increased significantly in 2013 by approximately 8.4% (year-on-year), according to the Indonesian Central Statistics Bureau. This increase was primarily due to higher prices in transportation, communication and food. The rise in CPI was in line with Bank Indonesia forecasts, as it primarily related to a rise in fuel prices caused by the planned reduction of government fuel subsidies that became effective in late June 2013. On June 22, 2013, due to the reduction in government fuel subsidies on a per liter basis, the price of regular gasoline in Indonesia increased 44.4% from Rp4,500 per liter to Rp6,500 per liter and the price of diesel increased 22.2% from Rp4,500 per liter to Rp5,500 per liter. There can be no assurance that the recent proposed increase in subsidized fuel prices, or cuts in fuel subsidies in the future, will not result in political and social instability. In July 2013, Bank Indonesia increased the Bank Indonesia reference rate (the “BI Rate”) by 50 basis points to 6.50% after previously increasing the BI Rate by 25 basis points in June 2013. Bank Indonesia subsequently increased the BI Rate to 7.00% in August 2013, 7.25% in September 2013 and to 7.50% in November 2013.

The current high inflation rate in Indonesia and any further increases in the cost of essential items or rise in commodity prices may result in less disposable income available to consumers to spend or cause consumer purchasing power to decrease, which may reduce consumer demand for telecommunication services, including our services. Any decreases in commodity prices in the outlying regions of Indonesia may also result in increased unemployment and therefore affect our customers’ purchasing power. A loss of investor confidence in the financial systems of emerging and other markets, or other factors, including the deterioration of the global economic situation, may cause increased volatility in the Indonesian financial markets and a slowdown in economic growth or negative economic growth in Indonesia. Any such increased volatility or slowdown or negative growth could have a material adverse effect on our business, financial condition and results of operations and prospects.

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

In June 2001, demonstrations and strikes affected at least 19 cities after the Government mandated a 30.0% increase in fuel prices. Similar demonstrations in response to the Government’s plans to reduce fuel subsidies occurred in 2003, 2005, 2008 and 2012. Similar demonstrations also occurred in 2013 in response to the Government’s reduction in government fuel subsidies. Although past demonstrations were generally peaceful, some turned violent. We cannot assure you that any future fuel subsidy reductions will not lead to further political and social instability.

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

In 2004 and in 2009, elections were held in Indonesia to elect the President, Vice-President and representatives in the Parliament and, in April 2014, to elect representatives for parliament. Although the 2004 and 2009 elections and 2014 parliamentary elections were conducted peacefully, political campaigns in Indonesia may bring a degree of political and social uncertainty to Indonesia. Increased political activity can be expected in Indonesia, in part due to the upcoming presidential election in 2014.

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

Indonesia is located in an earthquake zone and is subject to significant geological risks which could lead to social unrest and economic loss

Many parts of Indonesia are vulnerable to natural disasters such as earthquakes, tsunamis, floods, volcanic eruptions as well as droughts, power outages or other events beyond our control. In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including volcanic eruptions of Mount Merapi in southern Java near Yogyakarta and Mount Bromo in East Java in 2010, Mount Lokon in North Sulawesi in 2011, tsunamis in Pangandaran in West Java in 2006 and in Mentawai in West Sumatera in 2010, separate earthquakes in Yogyakarta in 2006, in Papua, West Java, Sulawesi and Sumatra in 2009, off the coast of Sumatra in January 2012 and a hot mud eruption and subsequent flooding in Sidoarjo in East Java in 2006. Indonesia also experienced significant flooding in Wasior district in West Papua in 2010, in Jakarta in 2007 and 2009 and in Solo in Central Java in 2008. More recently, in January 2013, floods in Jakarta resulted in disruptions to businesses and extensive evacuations in the city and, in September 2013, Mount Sinabung in North Sumatra erupted. In February 2014, more than 100,000 people were evacuated due to the volcanic eruption of Mount Kelud in East Java.

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

Terrorist activities in Indonesia could destabilize the country, thereby adversely affecting our business, financial condition, results of operations and prospects

Several bombing incidents have taken place in Indonesia, most significantly in October 2002 in Bali, a region of Indonesia previously considered safe from the unrest affecting other parts of the country. Other bombing incidents, although on a lesser scale, have also been committed in Indonesia on a number of occasions over the past few years, including at shopping centers and places of worship. In April 2003, a bomb exploded outside the main United Nations building in Jakarta and in front of the domestic terminal at Soekarno-Hatta International Airport. In August 2003, a bomb exploded at the JW Marriott Hotel in Jakarta, and in September 2004, a bomb exploded in front of the Australian embassy in Jakarta. In May 2005, bomb blasts in Central Sulawesi killed at least 21 people and injured at least 60 people. In October 2005, bomb blasts in Bali killed at least 23 people and injured at least 101 others. Indonesian, Australian and U.S. government officials have indicated that these bombings may be linked to an international terrorist organization. Demonstrations have taken place in Indonesia in response to plans for and subsequent to U.S., British and Australian military action in Iraq.

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

During recent years, large parts of Asia experienced unprecedented outbreaks of avian influenza. In addition, the WHO announced in June 2006 that human-to-human transmission of avian influenza had been confirmed in Sumatra, Indonesia. The United Nations Food and Agricultural Organization warned in March 2008 that avian influenza virus was entrenched in 31 of Indonesia’s 33 provinces and efforts to contain avian influenza are failing in Indonesia. As of January 24, 2014, the World Health Organization (“WHO”) had confirmed a total of 386 fatalities in a total number of 650 cases reported to the WHO, which only reports laboratory confirmed cases of avian influenza. Of these, the Indonesian Ministry of Health reported to the WHO 163 fatalities in a total number of 195 cases of avian influenza in Indonesia. According to the WHO, there were 55 reported human cases of avian influenza in 2006, 42 cases in 2007, 24 cases in 2008, 21 cases in 2009, nine cases in 2010, 12 cases in 2011, nine cases in 2012 and three cases in 2013. In spite of the decreasing number of human cases and the implementation of avian influenza prevention and control measures, no fully effective avian influenza vaccines have been developed, an effective vaccine may not be discovered in time to protect against a potential avian influenza pandemic and the virus may mutate into a deadlier form. Outbreaks in animals, particularly in birds, and in humans are expected to occur from time to time, as long as avian influenza remains endemic in many provinces in Indonesia.

In April 2009, there was an outbreak of the Influenza A (H1N1) virus, which originated in Mexico but has since spread globally, including confirmed reports in Hong Kong, Indonesia, Japan, Malaysia, Singapore and elsewhere in Asia. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained.

An outbreak of SARS, avian influenza, Influenza A (H1N1) virus or a similar epidemic or the perception that an outbreak of such diseases or a similar epidemic may occur, or the measures taken by the governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations.

Labor activism and unrest may adversely affect our business

The liberalization of regulations permitting the formation of labor unions, combined with weak economic conditions, has resulted, and will likely continue to result, in labor unrest and activism in Indonesia. In 2000, the Government issued a labor regulation allowing employees to form unions without employer intervention. In March 2003, the Government enacted a manpower law, Law No. 13 of 2003 (the “Labor Law”), which, among other things, increased the amount of required severance, service and compensation payments to terminated employees, and required employers with 50 or more employees to establish bipartite forums with the participation of employers and employees. To negotiate a collective labor agreement with such a company, a labor union’s membership must consist of more than 50.0% of the company’s employees. In response to a challenge to its validity, the Indonesian Constitutional Court declared the Labor Law to be mostly valid, except for certain provisions relating to, among others, (i) the right of an employer to terminate its employee who committed a serious mistake; (ii) the imprisonment of, or imposition of a monetary penalty on, an employee who instigates or participates in an illegal labor strike or persuades other employees to participate in a labor strike; (iii) the requirement to allow outsourcing or subcontracting arrangements with a temporary employment contract that does not stipulate for the transfer of undertakings protection of employment provision; and (iv) the requirement that a labor union obtain the presentation of at least 50.0% of employees (for a company that has more than one labor union) to be eligible to conduct negotiations with an employer. The Government proposed to amend the Labor Law in a manner which, in the view of labor activists, would result in reduced pension benefits, the increased use of outsourced employees and prohibitions on unions to conduct strikes. The proposal has been suspended and the new Government regulation addressing lay-offs of workers has not yet become effective.

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

Depreciation in the value of the Indonesian rupiah may adversely affect our business, financial condition, results of operations and prospects

One of the most important immediate causes of the economic crisis which began in Indonesia in mid-1997 was the depreciation and volatility of the value of the Indonesian rupiah, as measured against other currencies, such as the U.S. dollar. Although the Indonesian rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. dollar in 1998, it may experience volatility again in the future. During the period between January 1, 2011 through December 31, 2013, the Indonesian rupiah/U.S. dollar middle exchange rate ranged from a low of Rp12,270 per U.S. dollar to a high of Rp8,460 per U.S. dollar. During the year 2013, the Indonesian rupiah/U.S. dollar middle exchange rate announced by Bank Indonesia ranged from a low of Rp12,270 per U.S. dollar to a high of Rp9,634 per U.S. dollar. For more information, see “Item 3: Key Information—Exchange Rate Information.”

We cannot assure you that future depreciation or volatility of the Indonesian rupiah against other currencies, including the U.S. dollar, will not occur. To the extent the Indonesian rupiah depreciates further from the exchange rate at December 31, 2013, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Indonesian rupiah terms. Such depreciation of the Indonesia rupiah would result in additional losses on foreign exchange translation and significantly impact our other income and net income.

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

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

Beginning in 1997, certain recognized statistical rating organizations, including Moody’s, Standard & Poor’s, and Fitch, downgraded Indonesia’s sovereign rating and the credit ratings of various credit instruments of the Government and a large number of Indonesian banks and other companies. As of April 24, 2014, Indonesia’s sovereign foreign currency long-term debt was rated “Baa3” by Moody’s, “BB+” by Standard & Poor’s, and “BBB-” by Fitch. These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due.

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

The delisting of our ADSs from the NYSE and our intended deregistration under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), may influence trading opportunities for our shares

We voluntarily delisted trading of our ADSs on the New York Stock Exchange effective May 17, 2013. We will continue to be subject to reporting obligations under the Exchange Act until such time as we can terminate our registration under it. Following the delisting from the NYSE and termination of the ADS program, the only trading market for our common stock is the IDX. See “—Conditions in the Indonesian securities market may affect the price or liquidity of our shares.”

In addition, the delisting and the termination of our ADS program may result in holders of ADRs surrendering their ADRs or ADSs evidenced thereby in exchange for the underlying shares and selling them on the IDX. The termination of our ADS program will also mean that, on and from July 24, 2014, the Depositary will start to sell the shares underlying any ADSs that remain outstanding as at that date. Such sales could affect the price of our shares on the IDX.

Conditions in the Indonesian securities market may affect the price or liquidity of our shares

The Indonesian capital markets are less liquid and have different reporting standards than markets in the United States and many other countries. Also, prices in the Indonesian capital markets are typically more volatile than in such other markets. In the past, Indonesian stock exchanges have experienced some problems which if they were to continue or recur, could affect the market price and liquidity of the securities of Indonesian companies, including our shares. These problems have included closures of exchanges, broker defaults and strikes and settlement delays. In addition, the governing body of the IDX has from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. The levels of regulation and monitoring of the Indonesian securities markets and the activities of investors, brokers and other market participants are not the same as in certain other countries. In addition, the ability to sell and settle trades on the IDX may be subject to delays. In light of the foregoing, a shareholder may not be able to dispose of its shares at prices or at times at which such holder would be able to do so in more liquid or less volatile markets or at all.

We are subject to corporate disclosure and reporting requirements that differ from those in other countries

Our common stock is listed on the IDX, which is the only trading market for our common stock. Our ADSs were listed on the NYSE from October 18, 1994 until we voluntarily delisted trading of the ADSs effective

May 17, 2013. We are subject to corporate governance and reporting requirements that differ, in significant respects, from those applicable to companies in certain other countries including the United States. The amount of information made publicly available by issuers in Indonesia may be less than that made publicly available by comparable companies in certain more developed countries, and certain statistical and financial information of a type typically published by companies in certain more developed countries may not be available. As a result, investors may not have access to the same level and type of disclosure as that available in other countries, and comparisons with other companies in other countries may not be possible in all respects.

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

Risks Relating to Our Business

We operate in a legal and regulatory environment that has been undergoing significant reforms. These reforms have been resulting in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The regulatory reform of the Indonesian telecommunications sector, which was initiated by the Government in 1999, resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants and changes to the competitive structure of the telecommunications industry. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the reform of the Indonesian telecommunications sector continues, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services. For example, since January 2007, the Government, through the Ministry of Communication and Information Technology (“MOCIT”), has been responsible for setting reference tariffs for interconnection services. See “Item 3: Key Information—Risk Factors—Risks Relating to Our Business—We depend on interconnection agreements relating to the use of our competitors’ cellular and fixed-line telephone networks.” The MOCIT sets interconnection tariffs for dominant service providers on a “cost” basis as calculated by it, based on network and other cost data submitted by the dominant service providers. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the MOCIT regarding their interconnection terms and conditions, including tariffs, and may implement such terms and conditions or tariffs for its customers without MOCIT approval. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers.

In addition, the tariffs in our RIOs have been decreasing in the past few years, and we expect this downward trend to continue. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic. On December 12, 2011, the Government, through the Indonesian Telecommunications Regulatory Authority (“ITRA”) issued letter No.262/BRTI/XII/2011 under which SMS fees changed from a “sender-keeps all” scheme to a cost-based scheme, effective June 1, 2012. Under the current cost-based scheme, we record revenues from interconnection fees payable by other operators whenever one of our subscribers receives an SMS from a subscriber on another network. If one of our subscribers sends an SMS to a recipient on another network, we record revenues for the SMS charge payable by our subscriber and record expenses for interconnection charges payable to the operator of the other network. We cannot assure you that we will be able to fully recoup all interconnection charges we may be required to pay, and as a result, we could experience a decrease in our operating revenues from cellular services. In the future, the Government may announce or implement other regulatory changes, such as changes in interconnection or tariff policies, which may adversely affect our business or our existing licenses.

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

We operate under an uncertain law enforcement environment, which may affect our business and competitiveness

On January 13, 2012, Mr. Indar Atmanto, the former President Director of PT Indosat Mega Media (“IM2”) was accused of corruption by the Attorney General’s Office (“AGO”). According to the AGO, a state loss amounting to Rp1,358.3 billion was caused by an agreement between IM2 and our Company, related to the alleged illegal use by IM2 of our Company’s 2.1 GHz frequency band. The MOCIT issued letter No. 65/M.KOMINFO/02/2012 on February 24, 2012 stating that there was no breach of law, crime committed, and no state loss resulting from the agreement between our Company and IM2. Moreover the MOCIT has also sent a letter to the AGO directly which states that neither our Company nor IM2 has violated any regulation and the collaboration between our Company and IM2 is lawful under the prevailing laws and regulations and common practices in the telecommunication industry. In addition, the ITRA publicly stated that IM2 had not breached any laws or prevailing rules. However, the AGO ignored the letters from the MOCIT and, on November 30, 2012, named our former President Director as a suspect and, on January 3, 2013, also named IM2 and our Company as corporate suspects. On July 8, 2013, the Corruption Court found Mr. Atmanto guilty of corruption and sentenced him to four years imprisonment and a monetary fine of Rp200 million (or an additional three months’ imprisonment). Furthermore, the Corruption Court found IM2 liable for restitution for state losses caused by such transaction and imposed a monetary fine of Rp1,358.3 billion. On July 11, 2013, Mr. Atmanto lodged his appeal against the Corruption Court’s ruling. On January 10, 2014, the Central Jakarta’s High Court affirmed the Corruption Court’s decision and imposed a higher sentence of eight years’ imprisonment and a separate monetary fine of Rp200 million (or an additional three months’ imprisonment). However, the High Court found that the Corruption Court could not impose a monetary sanction against IM2 which, as a separate legal entity, had not been separately indicted in the AGO’s litigation against Mr. Atmanto, and reversed the Corruption Court’s decision with respect to IM2. On January 23, 2014, Mr. Atmanto filed a petition for appeal to the Supreme Court and, on February 7, 2014 submitted memoranda of appeal. As of April 24, 2014, Mr. Atmanto had not received any decision from the Supreme Court with respect to his appeal. As of the same date, our former President Director, IM2 and our Company had not been formally charged for any wrongdoing in relation to this subject matter.

There can be no assurance that the AGO or any Government entity will not bring a similar or other lawsuits against IM2, our Company or any of our officers. Furthermore, we cannot assure you that Mr. Atmanto’s appeal will be decided in his favor. An unfavorable court decision relating to these matters may result in excessive fines to restore alleged state losses. Moreover, we have similar agreements with other internet service providers in

Indonesia and there can be no assurance that similar cases will not be filed against us in relation to those agreements. A decision adverse to us in this case or others that may be filed against us in the future could have a material adverse effect on our business, results of operations, financial condition, reputation and competitiveness.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2011, 2012 and 2013, our actual consolidated capital expenditures totaled Rp6,511.3 billion, Rp8,396.6 billion and Rp9,371.0 billion (US$768.8 million), respectively. During 2014, we intend to allocate Rp9,871.9 billion (US$809.9 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2014 for capital expenditure commitments in prior periods, is expected to result in approximately Rp15,506.9 billion (US$1,272.2 million) total actual capital expenditures for 2014.

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

We may become subject to limitations on foreign ownership in the telecommunication services business

Presidential Regulation No. 36 of 2010 (“Presidential Regulation 36/2010”) sets out the industries and business fields in which foreign investment is prohibited, restricted or subject to the fulfillment of certain conditions as stipulated by the applicable Governmental authorities (the “Negative List”). The telecommunication industry is one of the industries set out in the Negative List, and foreign investment in the Indonesian telecommunication industry is accordingly subject to applicable restrictions and conditions. The Negative List is implemented by the Capital Investment Coordinating Board (the “BKPM”). Restrictions applicable to the telecommunication industry are dependent upon the type of telecommunication business undertaken. Different limitation thresholds are applicable depending upon whether the business pertains to telecommunication networks or services. The limitation on foreign holdings in companies engaging in the telecommunication network business ranges from 49.0%—65.0%, and the limitation on foreign shareholdings in Indonesian companies engaged in the provision of multimedia services (including data communication such as broadband wireless services), from 49.0%—95.0%. Pursuant to Article 8 of Presidential Regulation 36/2010, the

restrictions set forth therein shall not apply to investments that have been approved prior to the effectiveness of Presidential Regulation 36/2010 pursuant to investment approval issued by the BKPM unless such restrictions are more favorable to the investments. Presidential Regulation 36/2010 does not change the limitation of foreign shareholding in our business.

On June 22, 2008, Ooredoo Q.S.C (previously known as Qatar Telecom (Qtel) Q.S.C.) (“Ooredoo”), through its subsidiary, Qatar South East Asia Holding S.P.C. purchased all of the issued and outstanding shares of capital stock of each of Indonesia Communications Limited (“ICLM”), and Indonesia Communications Pte. Ltd. (“ICLS”) from Asia Mobile Holdings Pte. Ltd. (“AMH”), a company incorporated in Singapore. Following this acquisition, a change of control occurred in our Company, requiring Ooredoo to conduct a mandatory tender offer. In connection with the tender offer, on December 23, 2008, the Capital Market and Financial Institution Supervisory Agency of the Ministry of Finance of the Republic of Indonesia (“BAPEPAM-LK”) issued a letter (i) noting that it had received a letter from the BKPM dated December 19, 2008, pursuant to which the BKPM confirmed that the maximum amount of foreign capital ownership in our Company shall be 65.0%, and that we may still conduct our cellular network operation and local fixed network business and (ii) permitting Ooredoo to conduct the tender offer. Following the issuance of such letter, Ooredoo conducted a mandatory tender offer to acquire up to 1,314,466,775 Series B Shares, representing approximately 24.19% of our total issued and outstanding Series B Shares (including Series B Shares represented by ADSs).

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

We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. In addition, we rely to a certain extent on interconnection to the networks of other telecommunications operators to carry calls from our subscribers to the subscribers of fixed-line operators and other cellular operators, both within Indonesia and overseas. Our network, including our information systems, information technology and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, our telecommunications control and information technology back-up facilities are highly concentrated within our headquarters and our principal operating and tape back-up storage facilities are located at two sites in Jakarta. Furthermore, in April 2014, our cellular and fixed internet network experienced total black-out for a period of approximately 15 hours due to a misconfiguration in our IP/MPLS backbone. We cannot assure you that we will be able to prevent network problems such as this from occurring in the future or that we will be able to rectify such problems quickly.

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

The Government is the majority shareholder of our major competitors, PT Telekomunikasi Indonesia Tbk (“Telkom”) and PT Telekomunikasi Selular (“Telkomsel”). The Government may give priority to Telkom’s or Telkomsel’s businesses over ours

As of December 31, 2013, the Government had a 14.29% equity stake in our Company, including the Series A share, which has special voting rights and veto rights over certain strategic matters under our Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to our Board of Directors and one Commissioner to our Board of Commissioners.

As of December 31, 2013, the Government also had a 53.90% equity stake in Telkom, which is our foremost competitor in fixed IDD telecommunications services. As of the same date, Telkom owned a 65.00% interest in Telkomsel, one of our two main competitors in the provision of cellular services. The percentage of the Government’s ownership interest in Telkom is significantly greater than its ownership interest in us. We cannot assure you that significant Government policies and plans will support our business or that the Government will treat us equally with Telkom and Telkomsel when implementing future decisions, or when exercising regulatory power over the Indonesian telecommunications industry. If the Government were to give priority to Telkom’s or Telkomsel’s business over ours, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Our controlling shareholders’ interests may differ from those of our other shareholders

As of December 31, 2013, Ooredoo Asia Pte. Ltd. (previously known as Qatar Telecom (Qtel Asia) Pte. Ltd.) (“Ooredoo Asia”), owned approximately 65.00% of our issued and outstanding share capital. Ooredoo Asia is currently wholly owned and controlled by Ooredoo, which is majority-owned by the State of Qatar and its affiliated entities. Ooredoo Asia and its controlling shareholder have the ability to exercise a controlling influence over our business and may cause us to take actions that are not in, or may conflict with, our or our other shareholders’ best interests, including matters relating to our management and policies. Although nominees of Ooredoo Asia hold positions on our Board of Commissioners and Board of Directors, we cannot assure you that our controlling shareholder will elect directors and commissioners or influence our business in a way that benefits our other shareholders.

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

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Law No. 5 of 1999 on Prohibition Against Monopolistic Practice and Unfair Business Competition (“Anti-monopoly Law”). On June 18, 2008, the KPPU determined that Telkom, Telkomsel, PT XL Axiata Tbk (“XL”), PT Bakrie

Telecom Tbk (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk (“Mobile-8,” and subsequent to March 2011, “Smartfren”) and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of the Anti-monopoly Law. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, PT Hutchison CP Telecommunication (“Hutchison”), Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Seluler (“Natrindo”) were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. In 2011, the Supreme Court issued a ruling appointing the Central Jakarta District Court jurisdiction to examine the objections filed in the appeal of the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by the KPPU. As of April 24, 2014, we have not received any notification from the District Court with respect to the resolution of this case. If the District Court issues a verdict against us, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

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

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Our U.S. dollars-denominated debt obligations are lower than those which are denominated in Indonesian rupiah. Furthermore, majority of our capital expenditures are denominated in U.S. dollars and we may also incur additional long-term indebtedness in currencies other than the Indonesian rupiah, including the U.S. dollar, to finance further capital expenditures. While a portion of our operating revenues are also U.S. dollar-denominated or U.S. dollar-linked, a substantial portion of our revenues are denominated in Indonesian rupiah.

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

Risks Relating to our Cellular Services Business

Competition from industry incumbents and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business competes primarily against Telkomsel and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, Bakrie Telecom and PT Smartfren Telecom Tbk. In addition to current cellular service providers, the MOCIT may license additional cellular service providers in the future, and such new entrants may compete with us. Moreover, licenses for additional bandwidth may be granted to any existing cellular service providers. For example, in March 2013, the MOCIT announced that Telkomsel and XL were winners of the tender process for an additional 5 Mhz bandwidth at 2.1 GHz radio frequency for the provision of 3G cellular services using IMT-2000 technology, resulting in each of Telkomsel and XL being licensed for an aggregate of 15 Mhz bandwidth at 2.1 Ghz radio frequency. On March 20, 2014, XL completed its acquisition of PT Axis Telekom Indonesia (“Axis,” previously known as Natrindo). XL’s acquisition provides XL with Axis’ frequency spectrum allocation at the 1800 Mhz bandwidth and Axis’ existing subscribers base. We also participated in the tender process, but were not awarded additional frequency. We are currently licensed to use 10 Mhz bandwidth at 2.1 Ghz radio frequency. We cannot predict with accuracy the effect on our business of the frequency spectrum allocation to our competitors.

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

In addition to traditional competition from other carrier operators, the widespread use of over-the top (“OTT”) service providers, such as Skype™, Viber™ and WhatsApp™ could also affect our competitive position, cellular services business and results of operations. As basic services such as voice and messaging are being replaced by the widespread use of OTT, we face risks relating to a phenomenon in which, with unlimited data plans, users are able to download unlimited amounts of data resulting in a low rate of data monetization. Carrier operators are beginning to implement strategies to combat any loss in revenue, such as by replacing unlimited data plans with quota-based pricing or tiered-based content pricing, with special packages to access specific content.

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

Moreover, the recent increase of smartphone applications that rely on data services has resulted in the huge amount of data traffic and cellular network congestion. In order to combat network congestion and improve network quality, we may be required to combine cellular and fixed networks and deploy Wi-Fi hotspots and 3G900. Our Company through IM2 has been actively deploying Wi-fi hotspot technology under the “Indosat SuperWifi” project. We have also been granted the license to use 900 MHz for 3G services, which we expect will improve and expand our 3G coverage to 3G900. We cannot assure you that these efforts will be sufficient to maintain and improve service quality. To ensure the smooth operation of our upgraded 3G900 network and Wi-Fi access points, we will need to upgrade our backhaul capacity, especially to fiber. “Long Term Evolution” is believed to be a newer technology that can be used to improve network quality, but we are limited by spectrum availability to deploy such services, as well as the higher capital expenditures required to deploy such infrastructure. To support such additional demands on our network, we may be required to make significant capital expenditures to improve our network coverage. Such additional capital expenditures, together with the possible degradation of our cellular services, could adversely affect our competitive position, business, financial condition, results of operations and prospects.

Our operating revenue and ARPU from voice services and fixed wireless services have been decreasing and there is no assurance that we will be successful in extending or launching existing or new products and services to offset such decrease

Our operating revenue and ARPU from voice services have been decreasing mainly due to a competitive market for voice services as well as technological changes, especially new technologies in network, devices and applications that have been causing a shift in the demand for basic services (voice services and SMS) in the telecommunications industry. Although demand for cellular data services has been increasing, margins from cellular data services has been lower compared to margins from the provision of basic services due to a competitive market for cellular data services. As part of our strategy, we intend to introduce and continue to develop cellular data products and services for a deeper and wider market segment and to invest heavily on cellular data services because we believe that cellular data services will be a source of future revenue growth. However, there is no assurance that we will be successful in capturing the growth in cellular data services and maintaining our revenue and profit margins.

Due to competition and the increasing popularity of mobile cellular platforms, our fixed wireless revenues and ARPU have been declining in recent years and we expect that this declining trend will continue. In 2013, we initiated a strategy to migrate from the fixed wireless platform currently utilized on our 800 MHz spectrum allocation to a cellular platform and have submitted an application with the MOCIT to do so. However, there can be no assurance that the MOCIT will approve our application or, in the event that we obtain such approval, that we will be successful in such migration, as competition from other mobile cellular providers is intense.

The Government suspension of premium SMS services could adversely affect the revenues from our cellular services business and result in sanctions against us

We have derived significant revenue from premium SMS services in previous years. These services include the delivery of music and ringtones, smartphone wallpapers and other graphics, voting in contests and polls and content including horoscopes, Qur’an quotes and news alerts. In 2011, the ITRA asked telecommunications companies to deactivate premium SMS services and give users a notice of the deactivations with the option to resubscribe. These companies were also asked to cease promoting premium SMS services, provide summaries of premium SMS service charges for users, return amounts charged to user accounts for premium SMS services, and report weekly to the ITRA regarding such actions. The ITRA based its action on complaints from consumers that they were charged for services for which they were not aware they had or inadvertently subscribed and from which they had substantial difficulty unsubscribing. Other consumers complained that charges were unclear and difficult to monitor, particularly consumers of prepaid services.

On August 6, 2013, the MOCIT promulgated MOCIT Regulation Number 21 of 2013 Regarding The Provision of Content Services on Mobile Cellular Network and Wireless Local Fixed Network with Limited Mobility, as amended by MOCIT Regulation No. 10 of 2014 (“MOCIT Regulation 21/2013”), which among others requires network operators such as our Company and content providers to obtain a license from the DGPIM to provide premium SMS services. Furthermore, pursuant to MOCIT Regulation 21/2013, premium SMS content providers are required to meet stricter requirements that are more difficult to comply with. Accordingly we do not expect revenues from premium SMS services to return to levels seen prior to October 2011.

The disruption to our premium SMS services due to the ITRA’s actions in 2011 resulted in a substantial reduction of our revenues from these services. Similar action by the ITRA or the MOCIT in the future may likewise reduce or restrict the growth of our revenues from these services or other related or new products. Furthermore, MOCIT Regulation 21/2013 is a new regulation and its application is uncertain. The ITRA or the MOCIT may take more aggressive action or a strict interpretation of MOCIT Regulation 21/2013 that may lead to disruptions in the delivery of our products or fines or other administrative sanctions. Any of these factors may materially and adversely affect our results of operations and financial condition. If any of these risks materialize, it may have a material adverse effect on our business, cash flows, operational results, financial condition and prospects.

Despite expending significant financial resources to increase our cellular subscriber base, the number of our cellular subscribers may increase without a corresponding increase in our operating revenues

We have expended significant financial resources to develop and expand our cellular network and add to our cellular subscriber base. However, the uncertain economic situation in Indonesia and increasing prices of primary goods may decrease our cellular subscribers’ purchasing power. Our cellular subscribers increased from approximately 51.7 million as of December 31, 2011 to approximately 58.5 million as of December 31, 2012, to approximately 59.6 million as of December 31, 2013. For the years ended December 31, 2011, 2012 and 2013, our ARPU was Rp28,381, Rp27,384 and Rp27,515, respectively. While we intend to continue to expend significant financial resources to expand our cellular subscriber base and expand our cellular network to support the requirements of such as expanded cellular subscriber base, we cannot assure you that such expenditures will be accompanied by a corresponding increase in our ARPU or operating revenues. Accordingly, our subscriber acquisition costs and the capital expenditures required to expand our network capacity could increase without a corresponding increase in our revenue or profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

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

We depend on the availability of telecommunications towers

We are highly dependent on our and others’ telecommunications tower infrastructure to provide GSM, fixed wireless access and 3G network and mobile cellular telecommunications services, as we typically install transmitter and transceiver and receiver antennas and other BTS supporting facilities on such towers. The availability and installation of such telecommunication towers require licenses from the relevant regional authorities. A number of regional authorities have implemented regulations which limit the number and location of telecommunication towers and established requirements for operators to share in the utilization of telecommunications towers. In addition, on March 17, 2008, the MOCIT issued a regulation on the sharing of telecommunications towers. See “Item 4: Information on the Company—The Telecommunications Law—Tower Sharing Obligation.” Under the regulation, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and location at which telecommunications towers can be constructed. Moreover, a joint regulation promulgated on March 30, 2009 by the Minister of Home Affairs, the Minister of Public Works, the MOCIT and the Head of the BKPM requires a tower construction permit for every tower built and used for telecommunications services, which would demonstrate compliance with certain technical specifications. If a tower owner fails to obtain such a permit, the appropriate regional authorities will be entitled to impose penalties on the tower owner. Moreover, a telecommunications provider which owns telecommunication towers or tower owner is obligated to allow other telecommunication operators to utilize its telecommunication towers (other than the towers used for its main network), without any discrimination.

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

A significant increase in frequency fees could adversely affect our business, financial condition and results of operations

Starting on December 15, 2010, the government changed the basis of computing frequency fees to a new formula based on the bandwidth of allocated spectrum occupied by operators. Previously, we were required to pay frequency fees for 800 MHz, 900 MHz and 1800 MHz bands based on the number of radio stations. In 2011, 2012 and 2013, we paid frequency fees amounting to Rp1.8 trillion, Rp2.1 trillion and Rp2.2 trillion (US$184.6 million), respectively. As one of the largest holders of spectrum in Indonesia, we expect to continue to pay a large amount of frequency fees going forward. Future increases in frequency fees are expected to mainly be based on increases in the consumer price index and the population of Indonesia. As a result, changes in macroeconomic conditions in Indonesia could result in increases in frequency fees which, if significant, could adversely affect our business, financial condition and results of operations.

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

Risks Relating to Our Fixed Data (“MIDI”) Services Business

Our MIDI services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our MIDI services are facing increased competition from new and established operators, which may have wider customer bases and greater financial resources than us, such as Telkom, with its regional and international reach and developed domestic infrastructure. In addition, operators such as XL, PT First Media Tbk (“First Media”), PT Indonesia Comnet Plus (“Icon+”) and PT NAP Info Lintas Nusa (“Matrix Cable System”), some of which have alliances with foreign telecommunications operators, compete with us in this business segment.

Our satellite business also faces increasing competition as new and more powerful satellites are launched by our competitors and as companies acquire exclusive licenses to provide broadcast services in Indonesia. Our Palapa-C2 and Palapa-D satellite transponder capacity agreements generally involve terms of between one and five years, and we estimate the remaining useful life of such satellites to be approximately one and six years, respectively. As additional satellites become operational and our transponder leases expire or are terminated and price competition intensifies, our transponder lessees may utilize other satellites, thereby adversely affecting our operating margins and operating revenues from such services.

Our satellites have limited operational life and may be damaged or destroyed during in-orbit operation. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our Palapa-C2 and Palapa-D satellites have a limited operational life, currently estimated to end in August 2015 and April 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated.

We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services. We note, that based on the factors identified above, our Palapa-C2 satellite could fail prior to 2015 and our Palapa-D satellite could fail prior to 2020, and in-orbit repairs would not be feasible with the exception of repairs that may be addressed through ground-based software or operational fixes. Moreover, International Telecommunication Union regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our Palapa-D satellite experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license and granting it to one of our competitors. We cannot assure you that we will be able to maintain use of the designated satellite orbital slot in a manner deemed satisfactory by the Government. On March 26, 2014, the MOCIT declared that it will not extend our license to utilize the 150.5E.L. satellite orbital slot and that such utilization license will expire as of September 1, 2015.

We maintain in-orbit insurance on our Palapa-D satellite on terms and conditions consistent with industry practice. As of December 31, 2013, we had an insurance policy with a total coverage limit of US$102.5 million for total loss of our Palapa-D satellite. If damage or failure renders our satellites unfit for use, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than acquiring a new satellite. The termination of our satellite business could increase operating expenses associated with our provision of other telecommunications services and could adversely affect our business, financial condition and results of operations.

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

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. In 2005, the MOCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Telkom was assigned “017” as its DLD access code. In December 2007, the Government issued new regulations opening DLD access codes in the first city in Balikpapan in April 2008. Following the implementation, Balikpapan residents are able to choose from options “0,” “011” or “017” in connecting their long distance calls.

In April 2008, we and Telkom agreed to open DLD access from our respective subscribers in Balikpapan. Whether the opening of the DLD access code will be implemented in other cities will be based on a study by the ITRA.

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

Item 4: INFORMATION ON THE COMPANY

History and Development of the Company

PT Indosat Tbk was established in Indonesia on November 10, 1967 as a foreign investment company to provide international telecommunications services in Indonesia and began commercial operations in September 1969 to build, transfer and operate an International Telecommunications Satellite Organization (“Intelsat”) earth station in Indonesia to access Intelsat’s Indian Ocean Region satellites for a period of 20 years. We operate under Law No. 40 of 2007 on Limited Liability Companies.

In 2001, as part of the Government’s initiative to restructure the telecommunications industry, we entered into an agreement with Telkom to eliminate our respective cross-shareholdings in several operating subsidiaries, including:

•	our acquisition of Telkom’s 22.5% ownership interest in Satelindo (at the time the second largest cellular provider in Indonesia);

•	Telkom’s acquisition of our 35.0% ownership interest in Telkomsel; and

•	our acquisition of Telkom’s 37.2% ownership interest in PT Aplikanusa Lintasarta (“Lintasarta”) and the purchase of Lintasarta’s convertible bonds held by Telkom.

Subsequent to the agreement with Telkom, we completed the acquisition of the remaining minority interests in Satelindo in June 2002. Since entering the Indonesian cellular market through our acquisition of Satelindo and establishment of PT Indosat Multimedia Mobile and the subsequent integration of such companies into our Company in 2003, cellular services have become the largest contributor to our operating revenues.

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

In June 2008, Ooredoo acquired STT’s interest in us, triggering a mandatory tender offer by Ooredoo to acquire up to 1,314,466,775 Series B Shares, representing approximately 24.19% of our total issued and outstanding Series B Shares, at a purchase price of the U.S. dollar equivalent of Rp369,400 per ADS and Rp7,388 per Series B Share. Ooredoo is a publicly held corporation which is majority-owned by the State of Qatar and its affiliated entities. Ooredoo is organized under the laws of the State of Qatar with shares listed on the Doha Securities Market, as well as the Abu Dhabi Securities Market, and Global Depository Receipts traded on the London Stock Exchange.

As of December 31, 2013, the Government owned 14.29% of our outstanding shares, including one Series A share, Ooredoo Asia owned approximately 65.00% of our outstanding Series B shares and SKAGEN AS owned approximately 5.50% of our outstanding Series B shares. Ooredoo Asia is owned by Ooredoo. The remaining 15.20% of our outstanding Series B shares was owned by public shareholders as of December 31, 2013. See “Item 7: Major Shareholders and Related Party Transactions.”

For a description of our principal capital expenditures since January 1, 2010 and principal capital expenditures currently in progress, including the amount invested and method of financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Our registered office is located at Indosat Building, Jalan Medan Merdeka Barat, No. 21, Jakarta 10110, Republic of Indonesia, and our telephone number is +62-21-3000-3001. Our corporate website may be accessed through the URL http://www.indosat.com. The information found on our corporate website does not, however, form part of this annual report and is not incorporated by reference herein. Our agent for service of process in the United States with respect to our ADSs is the Depositary, Depositary Receipt Division, 101 Barclay Street, New York, New York 10286, U.S.A.

Delisting from The New York Stock Exchange

On April 22, 2013, we announced that we intend to delist the ADSs, as evidenced by ADRs, from the NYSE and the ADSs will not be listed or quoted on another national securities exchange in the United States. On May 6, 2013, we filed a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) and consequent to the filing, the delisting of our ADSs from the NYSE became effective at the close of business of May 17, 2013. As a consequence of the delisting becoming effective, termination of the deposit agreement dated October 24, 1994 between, our Company, the Depositary and the owners and beneficial owners of ADSs, under which the ADRs were issued (the “Deposit Agreement”) became effective on July 24, 2013. Following the delisting of the ADSs and termination of the ADS program, investors will continue to be able to buy and sell our shares through the IDX. In connection with the delisting, we intend to terminate the registration of our ADSs with the SEC in 2014 in accordance with applicable U.S. securities laws and regulations.

As per the process of termination of the Deposit Agreement, holders of the ADRs can surrender their ADRs or the ADSs evidenced thereby to the Depositary in exchange for the underlying ordinary shares in our Company at any time prior to July 24, 2014. From July 24, 2014, the Depositary will start to sell the remaining underlying shares. Investors who do not surrender their ADRs and request delivery of the underlying shares before the Depositary sells those shares will lose the right to receive such underlying shares and instead will be entitled, upon subsequent surrender of their ADRs or the ADSs evidenced thereby, to receive the net proceeds of sale of those shares net of surrender fees of up to US$0.05 per ADS surrendered. The date or dates on which the Depositary will sell the remaining deposited shares of our Company has not been determined, but will not be earlier than July 24, 2014. These sales are likely to occur progressively driven by market depth.

On May 17, 2013, the last reported sale price for our ADSs at the NYSE was US$28.00 (source: Bloomberg).

Divestiture of Our Entire Shareholding in PT Tower Bersama Infrastructure Tbk (“TBIG”)

On March 14, 2014, we divested our entire shareholding in TBIG, comprised of 239,826,310 shares representing 5% of TBIG’s total issued and paid up share capital at a sale price per share of Rp5,800, raising an aggregate gross proceed of Rp1,391.0 billion. Cash proceeds from the transaction will be applied towards general corporate purposes after deducting for underwriting and other costs. The divestiture of TBIG shares was completed on March 19, 2014. The divestiture of TBIG shares follows the Tower Sale Transaction which was completed in August 2, 2012 and forms part of our strategy to monetize and realize the value of our financial assets.

Business Overview

We are a fully integrated Indonesian telecommunications network and service provider and we offer a full complement of national and international telecommunications services in Indonesia. We are one of the three largest cellular operators in Indonesia as measured by number of cellular subscribers, and a leading provider of international long-distance services in Indonesia. We also provide MIDI services for domestic and regional corporate and wholesale customers as well as domestic retail customers. For the years ended December 31, 2011, 2012 and 2013, our operating revenues totaled Rp20,531.6 billion, Rp22,420.6 billion and Rp23,855.9 billion (US$1,957.2 million), respectively.

Our principal products and services include:

•	Cellular services. We provide GSM 900 and 1800 and 3G cellular services to approximately 59.6 million cellular subscribers throughout Indonesia, as of December 31, 2013.

•

MIDI services. We provide broadband and narrowband MIDI services consisting of Internet services and data communication services, such as International and Domestic Leased Circuit, and MPLS-based services. We also offer satellite-based services such as transponder leasing and VSAT services and IT services, such as disaster recovery center, data center services, and Indosat Cloud Services with infrastructure-as-a-service. We provide these services directly and through our subsidiaries, Lintasarta and IM2. We offer this suite of products and services primarily to our valued corporate and wholesale customers in an attempt to be their information and telecommunication solution provider.

•

Fixed telecommunications (voice) services. We are one of the leading providers of international long-distance services in Indonesia, as measured by aggregate incoming and outgoing call minutes for 2013. To complement our cellular services and to enhance our access to domestic and international long-distance customers, we also provide fixed wireless access services using CDMA 2000 1x technology. We have also provided DLD services since 2003 and local fixed telephony services since 2002.

Our business does not experience significant seasonality. Our principal shareholders are Ooredoo Asia, with an ownership interest of approximately 65.00% of our common stock, the Government, through the Ministry of State-Owned Enterprises, with an ownership interest of 14.29% of our common stock, including the one Series A share and SKAGEN AS, with an ownership of interest of approximately 5.50% of our common stock, in each case as of December 31, 2013. Ooredoo Asia is wholly owned by Ooredoo.

As a fully integrated Indonesian telecommunications network and service provider, we offer our customers a full complement of national and international telecommunications services in Indonesia, including cellular services and international long-distance services. As of December 31, 2013, our postpaid cellular subscribers could roam internationally in 190 countries. In addition, for our international long-distance services, we maintain direct connections with 60 foreign telecommunications operators in 32 countries.

As part of the global coverage we offer to our customers, we offer international calling services to Iran and to Cuba, Sudan, and Syria. There are roaming arrangements between our Company and each of Mobile Company of Iran (“MCI”), C Com, Syriatel Mobile Telecom SA (“Syriatel”) and Sudanese Mobile Telephone Co. (“Mobitel”) for Iran, Cuba, Syria and Sudan, respectively. We consider the business between our Company and Telecommunications Company of Iran (“TCI”), MCI, C Com, Syriatel and Mobitel, as well as business in Iran, Cuba, Syria and Sudan, as being insignificant relative to our size.

	As of and for the years ended December 31,
	2011	2012	2013
	(unaudited)
Operating Data:
Cellular:
Number of cellular subscribers(1):
Prepaid (in millions)	51.0	57.8	58.8
Postpaid (in millions)	0.7	0.7	0.8
Total cellular subscribers (in millions)(1):	51.7	58.5	59.6
ARPU (Rp)(2)	28,381	27,384	27,515
Minutes of Usage(3)	95	104	93
ARPM (Rp)(4)	157	127	133
Number of base transceiver stations	19,253	21,930	24,280
Number of base station controllers	353	351	394
Number of mobile switching centers	75	67	64
MIDI:
International High Speed Leased Circuit (in thousands)	366	480	696
Domestic High Speed Leased Circuit (in thousands)	296	527	2,055
Fixed telecommunications:
Incoming paid minutes	1,841.7	1,824.9	1,905.6
Outgoing paid minutes	445.3	408.5	299.6
Incoming and outgoing paid minutes	2,287.0	2,233.3	2,205.2
Ratio of incoming to outgoing traffic	4.1	4.1	6.4

(1)

Cellular subscribers means the total registered and active cellular subscribers, including wireless broadband subscribers, as of the end of the relevant period. Wireless broadband subscribers refer to subscribers who exclusively subscribe to our wireless broadband services and does not include those who use our cellular “broadband on demand” services. As part of our brand remapping strategy, in January 2013, we ceased marketing wireless broadband services as a standalone cellular service. Existing wireless broadband subscribers may still use our wireless broadband services as part of our cellular services and we still derive revenues therefrom. Our formula to calculate the total number of cellular subscribers was modified to account for this change in product offering. Furthermore, for each of the relevant periods: (a) prepaid wireless broadband subscribers had been reclassified as prepaid cellular subscribers and (b) postpaid wireless broadband subscribers had been reclassified as postpaid cellular subscribers.

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

The following table sets forth the breakdown of our operating revenues for each of the periods indicated and the percentage contribution of each of our services to our operating revenues:

	For the years ended December 31,
	2011		2012		2013
	Rp	%	Rp	%	Rp	%
	(Restated)
	(Rp in billions, except percentages)
Cellular services	16,587.4	80.8	18,489.3	82.5	19,374.6	81.2
MIDI services	2,694.2	13.1	2,909.8	13.0	3,266.5	13.7
Fixed telecommunications	1,250.0	6.1	1,021.5	4.5	1,214.8	5.1

Total operating revenues	20,531.6	100.0	22,420.6	100.0	23,855.9	100.0

Cellular Services

Cellular services contributed revenues of Rp19,374.6 billion (US$1,589.5 million) for the year ended December 31, 2013, representing 81.2% of our total consolidated operating revenues in 2013. We are one of the three largest cellular operators in Indonesia, as measured by the number of cellular subscribers with 59.6 million subscribers as of December 31, 2013. For 2013, we had an estimated subscriber market share of 23.7% of the total GSM market share held by the three major GSM operators, which figure is based on our estimates based on available market data.

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

We offer prepaid cellular service plans under the “IM3” and “Mentari,” brand names. We have differentiated our two prepaid brands based on market segments. Such differentiation allows us to target the usage and spending patterns of different consumer segments through our promotional plans. Our IM3 brand is marketed toward the younger generation, with very attractive voice, SMS and data packages and toward mid-low subscribers. Our Mentari brand is marketed towards a more mature market, professional and corporate users, especially the smart phone users, offering integrated packages comprising voice, SMS, and data services and providing subscribers with packages suitable for their smart phones. We continue to develop our IM3 and Mentari brands, offer promotions and engage in advertising tailored for those specific market segments. We offer postpaid plans, designed for high-end professional and corporate users, under the “Matrix” brand name (we no longer communicate and campaign for postpaid cellular services plan under the “Indosat Mobile” brand). Matrix is a service package with a postpaid payment plan that provides the ability to register with numerous other supplementary plans, value-added services and corporate-based services. We offer various Matrix packages with different features and benefits to suit the needs of our subscribers, competitively priced integrated packages, consisting of voice, SMS, and data services.

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

•	BlackBerry™ services: allows subscribers to register and use a full suite of BlackBerry™ services, including email, chat, browsing, GPS, and many other BlackBerry™ based applications;

•	MMS: allows subscribers of GSM service to send pictures, text and sound/voice in a single packet message;

•	Voice SMS: allows subscribers to send audible messages;

•	Ring-back tone: allows subscribers to choose their favorite song as the ringtone that is heard by callers for incoming calls;

•	GPRS: provides mobile data communications with GSM-based technology, including mobile Internet, data transfer and push e-mail (BlackBerry™ services);

•	Facsimile services: allows subscribers to send and receive faxes;

•	Voicemail: enables callers to leave voice messages that can be retrieved by subscribers;

•	Caller identification: displays the incoming call number on a subscriber’s mobile phone display screen;

•	Call holding: allows subscribers to place an incoming or outgoing call on hold while making or receiving other calls;

•	Call waiting: signals subscribers that they have an incoming call while the line is engaged. Upon hearing such a signal, subscribers can answer the second call and place the original call on hold;

•	Call forwarding: enables subscribers to forward incoming calls to other cellular or fixed-line numbers;

•	Detailed billing: provides subscribers with detailed billing statements indicating the duration and cost of calls made to and from a particular mobile phone;

•	Direct debit payment: provides a payment option that automatically deducts billed amounts from the subscriber’s bank account or credit card;

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

We provide our SMS service to prepaid and postpaid cellular subscribers. Usage levels have increased from an average of approximately 735 million text messages (excluding value-added service SMSs, such as SMSs related to promotions by content providers and advertisers) per day in 2012 to a daily average of approximately 750 million text messages (excluding value-added service SMSs) in 2013. In 2011, 2012 and 2013, SMS usage fees represented a substantial portion of our operating revenues. See “Item 5: Operating and Financial Review and Prospects—Operating Results—Factors Affecting our Results of Operations and Financial Condition—Tariff and Pricing Levels.” However, we have recently seen an increase in revenues from mobile data services. We expect a continuing increase in revenues from mobile data services, including GPRS, 3G, BlackBerry™ and other mobile data services in the future.

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

We offer international roaming services to our cellular subscribers to enable them to make and receive calls and to send and receive SMS text messages and use data services (on GPRS or 3G) when outside Indonesia. We have entered into roaming agreements with operators of GSM cellular networks in Africa, Europe, North and South America and Asia. As of December 31, 2013, our postpaid cellular subscribers could roam internationally on 519 networks, owned by 384 operators in 190 countries, and our prepaid cellular subscribers could roam internationally on 174 networks, owned by 100 operators in 64 countries.

On December 12, 2006, we became a member of the largest international telecommunications operator alliance in Asia, CONEXUS, which was formed to increase each member’s competitive value in providing international telecommunication services in its respective country and across the Asia-Pacific region. To support current roaming services through GSM, GPRS and wideband code division multiple access, or W-CDMA, the members of the alliance are cooperating to provide roaming with HSDPA technology. This alliance has expanded service coverage to more than 280 million customers in ten countries, including Indonesia as of December 31, 2013. Our postpaid and prepaid subscribers can enjoy a single tariff scheme for voice and SMS, and flat unlimited schemes for data, internet or BlackBerry™ usage.

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

We provide GPRS service with EDGE technology in most large cities in Java, Bali, Sumatra, Kalimantan, Sulawesi and Papua. We were the first telecommunications provider to launch the BlackBerry™ service in Indonesia. In cooperation with Research-In-Motion (“RIM”), we introduced BlackBerry™ Enterprise Service to our postpaid (Matrix) corporate customers in December 2004 and BlackBerry™ services for personal postpaid (Matrix) users in March 2005. In June 2008, to differentiate ourselves from other BlackBerry™ service operators, we launched I-GPS and I-Stock applications which allow our BlackBerry™ customers to access a navigation system and real-time stock prices. In January 2009, we launched a BlackBerry™ service subscription via our prepaid brands, Mentari and IM3. In October 2011, we increased the link capacity to RIM to 2 x 3 GBPs, providing our BlackBerry™ subscribers with faster access. This increase means that we have the largest link capacity to RIM in Indonesia. In November 2011, we launched BlackBerry™ App World Billing Carrier, the first BlackBerry™ App World Billing Carrier in Asia. In December 2012, we launched “Starter Pack BlackBerry™,” a card suitable for a BlackBerry™ device. We have approximately 2.6 million BlackBerry™ subscribers as of December 31, 2013. Indonesia is one of the largest growth markets in Southeast Asia for BlackBerry™ devices.

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

We are committed to developing, enhancing and adding our data service capacity to improve our subscribers’ experience. In June 2013, we substantially increased the quotas of our cellular data packages with the aim of increasing our data user penetration and improving the purchasing profile our subscribers.

In October 2013, we deployed “Indosat SuperWifi” coverage at approximately 4,000 spots in certain main cities in Indonesia including Jakarta, Semarang, Denpasar and Surabaya. “Indosat SuperWifi” adopted the Wi-Fi technology that allows our subscribers to access unlimited internet data on handsets or tablets from “Indosat SuperWifi” hotspots using our number with speeds of up to 20Mbps.

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

Our prepaid subscriber base has grown significantly over the past three years relative to our postpaid subscriber base. As of December 31, 2011, we had 0.7 million postpaid and 51.0 million prepaid cellular subscribers. As of December 31, 2012, we had 0.7 million postpaid and 57.8 million prepaid cellular subscribers. As of December 31, 2013, we had 0.8 million postpaid and 58.8 million prepaid cellular subscribers. We conduct nationwide marketing and promotional activities, as well as regional or local campaigns, in an attempt to retain our existing valued cellular subscribers and to acquire new cellular subscribers. We believe Indonesian cellular subscribers tend to favor the convenience, ease of activation, avoidance of fixed commitments and lack of credit checks associated with prepaid cellular plans. Accordingly, we have focused on this particular subscriber base in our marketing efforts.

The following table presents certain information regarding our cellular subscriber base, ARPU, Minutes of Usage and ARPM as of the dates indicated:

	As of or for the years ended December 31,
	2011	2012	2013
Number of cellular subscribers(1):
Prepaid (in millions)	51.0	57.8	58.8
Postpaid (in millions)	0.7	0.7	0.8
Total cellular subscribers(1):	51.7	58.5	59.6
ARPU (Rp)(2)	28,381	27,384	27,515
Minutes of Usage(3)	95	104	93
ARPM (Rp)(4)	157	127	133

(1)

Cellular subscribers means the total registered and active cellular subscribers, including wireless broadband subscribers, as of the end of the relevant period. Wireless broadband subscribers refer to subscribers who exclusively subscribe to our wireless broadband services and does not include those who use our cellular “broadband on demand” services. As part of our brand remapping strategy, in January 2013, we ceased marketing wireless broadband services as a standalone cellular service. Existing wireless broadband subscribers may still use our wireless broadband services as part of our cellular services and we still derive revenues therefrom. Our formula to calculate the total number of cellular subscribers was modified to account for this change in product offering. Furthermore, for each of the relevant periods: (a) prepaid wireless broadband subscribers had been reclassified as prepaid cellular subscribers and (b) postpaid wireless broadband subscribers had been reclassified as postpaid cellular subscribers.

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

As of December 31, 2013, we had approximately 59.6 million cellular subscribers.

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

To supplement our direct marketing channels, we maintain a network of approximately 60 distributors as of December 31, 2013, to whom we offer various incentives for the promotion and sale of our services. These independent regional and multi-regional distributors have their own distribution networks throughout Indonesia and promote our cellular services, primarily to individuals. These distributors include major distributors of mobile handsets and typically have their own retail networks, direct sales forces and sub-distributors in Indonesia. These outlets serve as additional branch outlets for us and offer a broad range of services, including product and service information, customer service and bill payment processing. Existing and new cellular subscribers can activate and register and pay for all of our prepaid cellular services at these outlets. We continue to maintain our relationships with our distributors in an attempt to generate higher sales volume through better product placement, an integrated dealer network and enhanced distributor loyalty.

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

Activation Fees and Monthly Charges. Activation fees represent the initial connection fees charged to new prepaid subscribers when subscribing to a cellular network. Monthly charges are fixed amounts charged to postpaid subscribers, particularly Corporate BlackBerry™ Enterprise Service users that require new BlackBerry™ software. Since 1998, we have not charged our postpaid subscribers an activation fee. In 2011, we offered several programs for postpaid subscribers, including the “Indosat Mobile” package plan which gives subscribers the choice of daily, weekly or monthly usage plans of Rp2,000, Rp12,000 and Rp50,000, respectively, under which the subscriber pays for all calls and data usage at applicable rates.

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

Interconnection

Prior to 2007, the charges for postpaid subscription services consist of monthly subscription and interconnection-based usage charges. Charges for prepaid subscription services likewise include interconnection-based usage charges. The interconnection-based usage charges for both prepaid and postpaid cellular services are calculated by considering three interconnection costs, namely originating, transit and terminating costs.

Since January 2007, the MOCIT has set a tariff formula for interconnection services. The MOCIT sets this tariff formula on a “cost” basis and publishes the industry reference interconnection tariffs. All service providers are required to publish their interconnection tariffs in their respective RIOs. Interconnection agreements are based on RIOs and for dominant players, their RIOs must be submitted and approved by the ITRA. The MOCIT approved the RIOs we submitted in 2007 and 2008, which have not been adjusted for 2009 and 2010. In 2013, we were not considered a dominant service provider and as such our RIOs were not subject to approval from the ITRA.

On December 31, 2010, the ITRA issued letter No. 227/BRTI/XII/2010 which set a new set of interconnection tariffs. The new interconnection tariffs took effect on January 1, 2011 and have been reflected by an adjustment to our RIOs for 2011. We apply the charges in our RIOs to the interconnection agreements we have with other operators. The charges under our RIOs have been decreasing in the past few years, and we expect the downward trend to continue.

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

Activation, Billing and Collection

Prepaid cellular subscribers can purchase starter packs from our sales and distribution points or through our various distributors or outlets. To activate service, a new prepaid cellular subscriber must register with us by following the instructions using the interactive menu. Potential postpaid subscribers can apply for our cellular services at our sales and distribution points or through our distributors. Many of our distributors, however, can only receive new applications for postpaid cellular services, which are then forwarded to us for processing. A potential subscriber for our postpaid service is required to provide proof that such subscriber meets our minimum credit requirements. If a potential subscriber does not meet our postpaid requirements, our sales representative recommends our prepaid services. Once approved, postpaid service SIM cards are activated within 24 hours.

We bill our postpaid subscribers on a monthly basis through our centralized billing division. In the case of prepaid subscribers, the wireless billing system automatically reduces the value of each prepaid subscriber’s account as originating, transit and terminating charges are assessed. Our postpaid subscribers have a variety of payment options in paying their monthly bills. Payments may be made by cash and major credit cards through Indosat galleries, bank tellers or post office branches. In addition, subscribers can also make payment via automatic debit through banks or participating credit card companies, bank transfers, automated teller machines, Electronic Data Capture, mobile banking, Internet banking, and phone banking. Payments are due 20 days after the account statement date. 27 days after the statement date, we remind subscribers who have not paid their outstanding balance and block their ability to make outgoing calls. We block a subscriber’s ability to make or receive calls 40 days after the statement date if he or she still has not paid his or her balance. We suspend the service for accounts that are more than 50 days past due and remove such subscriber’s data from our network and permanently disconnect the number and SIM card after 120 days from the statement date.

We have taken a number of steps to prevent subscriber fraud and to minimize losses. We deliver prepaid vouchers to our distributors only on a cash-on-delivery basis and we do not collect payments for our services from cellular subscribers through our distributors. In addition, depending on usage levels, we may require refundable deposits from subscribers. We also review accounts of our high-usage subscribers at regular intervals to ensure that the deposit levels continue to be adequate.

Competition

The cellular services business in Indonesia has become more competitive during recent years due to high cellular penetration rates, mainly in urban areas. Competition in the cellular communications industry is based principally on network coverage, technical quality, price plans, the attractiveness of mobile data services and special features and quality and responsiveness of customer service. Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel (which is majority-owned by Telkom), XL (which is indirectly majority-owned by Axiata Group Bhd. of Malaysia) and us, accounted for almost 80% of the cellular subscriber base in Indonesia in 2013. On March 20, 2014, XL completed its acquisition of Axis. XL’s acquisition provided XL with Axis’ frequency spectrum allocation at the 1800 Mhz bandwidth and Axis’ existing subscribers base.

We also compete with other fixed wireless access service providers. In May 2003, Telkom introduced TelkomFlexi, a CDMA 2000-1X service in the Jakarta area. After receiving requests from industry associations, the MOCIT issued a decree stating that the service area of the fixed wireless access networks must be limited to an area equal to one area code of the local fixed network service. Fixed wireless access service operators are therefore prohibited from extending their roaming services to other area codes, but CDMA operators still have the ability to achieve similar results by giving subscribers a new number when they move to other cities. Telkom, Bakrie Telecom and Smartfren have each been granted nationwide fixed wireless access service licenses, allowing them to offer their services nationwide, further intensifying competition. In 2014, Telkom announced its intention to cease its fixed wireless business by 2015 and to migrate its fixed wireless customers to its cellular platform.

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

We believe competition for 3G services will be intense as telecommunications operators continue to deploy their networks in major population centers. As of December 31, 2013, there were five telecommunications operators holding 3G licenses: Telkomsel, Hutchison, XL, Axis (which was acquired by XL in March 2014) and us. We commenced providing wireless broadband services using our 3.5G platform in 2009 and, as of December 31, 2013, we offered 3.5G services in 208 cities nationwide.

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

MIDI Services

The products and services that we offer in this business segment include high-speed point-to-point international and domestic leased line with broadband and narrowband capacity, MPLS-based services, satellite transponder leasing, Internet services and IT services such as disaster recovery center and data center services. Recently, we launched Indosat Cloud Services with infrastructure-as-a-service. Indosat Cloud Services is provided via the internet or private network in a scalable, package model built using industry leading hardware and software. Recognizing the significant growth potential of data and other network services, including Internet-based services, and their increasing importance to our overall business strategy, we have placed considerable emphasis on this business segment. The growing emphasis on reliable data transmission and interconnectivity by our corporate customers, especially those with multiple branches or locations, presents an excellent opportunity for us. MIDI services represented Rp3,266.5 billion (US$268.0 million), or 13.7% of our total consolidated operating revenues for the year ended December 31, 2013.

	For the years ended December 31,
	2011	2012	2013
	(in thousands)
MIDI:
International High Speed Leased Circuit	366	480	696
Domestic High Speed Leased Circuit	296	527	2,055

Services

World Link, Direct Link and Domestic Link. World Link is an international private line circuit that provides international connection of high-speed digital data circuits on a point-to-point basis via submarine and terrestrial cables and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Direct Link is a leased line service through satellite or VSAT connections which provides high-speed digital data circuits on point-to-multipoint basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband. Domestic Link is a domestic private leased circuits service that provides high-speed digital data circuits on a point-to-point basis and offers line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and above for broadband. Most of our broadband World Link customers are telecommunications providers who require dedicated broadband international data links, and our narrowband World Link customers consist primarily of corporate users who subscribe to our World Link service for their own internal use. Direct Link is used for international connections and other leased line users located in areas that are not covered by terrestrial domestic networks. Our broadband Domestic Link customers in the domestic market include telecommunications providers that need dedicated domestic broadband data links, and our narrowband Domestic Link customers mostly are corporate users who use the service for their own internal use. We recorded operating revenues of Rp340.7 billion (US$28.0 million) from World Link and Domestic Link operations, representing 10.4% of our consolidated MIDI services operating revenues for the year ended December 31, 2013.

IP VPN. We provide both international and domestic IP VPN services through Indosat, Lintasarta, and IM2, which provide customers with multi-point connectivity for data communication through our robust IP network cloud. These services support flexibility, scalability, and accommodate complex distributed computing applications, while maintaining the quality of service, security, and reliability close to that of private leased circuit. We recorded operating revenue of Rp706.0 billion (US$57.9 million) from IP VPN operations, representing 21.6% of our consolidated MIDI services operating revenues for the year ended December 31, 2013.

MPLS and Metro Ethernet. MPLS and Metro Ethernet are domestic and international leased line services provided through our robust Internet Protocol network cloud. MPLS is a technology platform that has an ability to provide various classes of services on an Internet Protocol network, resulting in a flexible, scalable, reliable and secure data communication link, both for point-to-point or multipoint domestic inter-city and international connections. Our MPLS-based services consist of Premium Ethernet Point to Point, Premium Ethernet Multi Point, and IP VPN, and offer line speeds from 64 Kbps and multiples thereof up to 2 Mbps for narrowband or 45 Mbps and 155 Mbps for broadband. Metro Ethernet provides high-speed domestic inner-city bandwidth connections with line port speeds of 10 Mbps, 100 Mbps and 1 Gbps and an Ethernet base with an incremental guaranteed bandwidth of 1 Mbps. We recorded operating revenue of Rp380.8 billion (US$31.2 million) from MPLS and Metro Ethernet services, representing 11.7% of our consolidated MIDI services operating revenue for the year ended December 31, 2013.

We offer our various data connectivity services, including World Link, Direct Link, Domestic Link, IP VPN, MPLS and Metro Ethernet, to our various corporate customers, including multinational corporations, that are tailored to fit their specific information and telecommunications requirements, pricing parameters, speed requirements and security concerns.

Satellite Services. We lease transponder capacity on our Palapa-D satellite, which is positioned in an orbital slot located over the Asia-Pacific region, to broadcasters and telecommunications operators. Indonesia has a large television market in which a number of privately-owned domestic broadcasters and international programmers compete with the state-owned broadcaster and many of these domestic and international broadcasters lease capacity on our satellite. We have entered into lease arrangements governing transponders on our Palapa-D satellite that vary in duration but generally terminate within two to five years of the effective date of the lease. Transponder leases may be terminated for breach of the lease agreement and most of the leases provide that the lessee may terminate the lease with notice (generally six to 12 months) subject to the payment by the lessee of a termination fee equal to a percentage of the lease payments that would have been due had the lease not been terminated. As of April 24, 2014, our Palapa-C2 satellite had been used by us for our own network infrastructure and was not leased to any third party customer.

We also provide a variety of other satellite derivative services, including occasional use for TV services (including Indosat TV link, “Satellite News Gathering” and transportable uplink station services), private network services, Internet access and multimedia and video conferencing. We expect demand for satellite services to continue to grow, mainly driven by accelerating growth of satellite derivative services. Pressure on pricing is expected to ease as a consequence of improved demand. Satellite services represented Rp278.2 billion (US$22.8 million) or 8.5% of our MIDI services operating revenues for the year ended December 31, 2013.

Internet Services. We provide international IP transit services for ISPs via the Jakabare and SEA-ME-WE 3 (South East Asia Middle East Western Europe 3) cable systems and domestic IP transit via our MPLS backbone. Dedicated internet access services for end users and corporate customers are delivered by Indosat, IM2 and Lintasarta. As part of our strategy to expand our Internet business, we leverage our infrastructure assets through connections to Tier-1 upstream providers, such as AT&T, PCCW Global, STIX and Tata and establishing bilateral peering with major service providers in the region and dominant content providers, such as Google and Microsoft. The total capacity of our international backbone is 160 Gbps, part of which is allocated to support our Internet services, and it is upgradable to up to 640 Gbps. In anticipation of increased competition in the Internet business, we have formulated a strategy to expand our business by developing Internet protocol backbone processes in potential growth areas, deploying public hotspot services and improving our business processes.

Lintasarta offers corporate subscribers dedicated internet services under the “Lintasarta Dedicated Internet” brand and broadband services under the “Lintasarta Broadband Service” brand. We derived Rp696.2 billion (US$57.1 million) or 21.3% of our consolidated MIDI services operating revenues from Internet services for the year ended December 31, 2013.

Internet services represented Rp696.2 billion (US$57.1 million) or 21.3% of our consolidated MIDI services operating revenues for the year ended December 31, 2013.

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

Disaster Recovery Center and Data Center. We provide disaster recovery center and data center services through our Company and Lintasarta. We offer co-location, rack, cage, power, and other supporting facilities as value added services to corporate customers. We also provide backbone or domestic leased line services from our disaster recovery center or data center locations to customer headquarters, as part of our total telecommunications solutions. We received ISO 27001 on Information Security Management System covering our disaster recovery center and data center.

IT Services. We launched Indosat Cloud Services in December 2012, with infrastructure-as-a-service as the first service offered in our cloud portfolio under a revenue sharing agreement with PT Dimension Data Indonesia. We also launched “Indosat Managed Services” in April 2013 which provides managed router and hosting services.

Customers and Marketing

Our customers for MIDI services are primarily corporate clients and small-to medium-size enterprises (“SME”), although we also have wholesale and retail customers for certain services, such as our Internet services. Our marketing activities for MIDI services include exhibitions, participation in events, group presentations, seminars, direct mail, partner promotions, customer retention programs and advertisements in publications and printed media. Also, through our Indosat Corporate Solutions Micro site, we provide corporate customers with convenient access to information about Indosat Corporate Solutions products and services and increase brand awareness of these services. Each business unit seeks to maintain existing customer relationships through activities such as user forums, training seminars, courtesy visits and informal gatherings. In addition, during 2012, Indosat had been selected by the Government as one of the providers to support the national electronic identification card (also known as E-KTP) program. In this program, we had been given trust to deploy infrastructure throughout sub-districts level across Indonesia.

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

We support our subscribers through local area staff, a 24-hour help desk and integrated real-time network management. In April 2000, Lintasarta achieved ISO 9002 certification for its frame relay, digital data network and VSAT services. In January 2002, we obtained ISO 9001 certification for our frame relay, digital data network and VSAT services, evidencing our commitment to customer satisfaction and continuous service quality improvement. As a result of these activities, Frontier and Marketing Magazine awarded us the “Top Brand Award” in the ISP category for the years 2005 through 2010 and the “Best Contact Center Award” for 2007, 2008 and 2009. As appreciation of our commitment to operational excellence, in June 2010, Cable and Wireless awarded Indosat as “Best Partner” in the Maintenance and Achievement Operational Excellence in Asia category in the Cable and Wireless Global partner Gathering in Singapore. In 2012, we achieved ISO-27001 for our Data Center services, and received the MEF certification for our Metro-Ethernet services. In 2012, Lintasarta was awarded Grand Champion1 in the customer Service Championship and was also awarded the Corporate Image Award among data communication companies. We also received the “Indonesia Data Center Services Provider of the Year” award from Frost & Sullivan for 2012 and 2013.

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

Satellite transponder lease rates to international lessees are negotiated individually with customers and depend on the supply and demand for services in the areas covered by our Palapa-C2 and Palapa-D satellites. Our offshore leases averaged between US$1.2 million and US$1.3 million per annum for a full transponder in 2013. Almost all offshore lease payments are payable quarterly in advance in U.S. dollars and other widely used currencies.

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

ISPs in Indonesia compete on the basis of network quality, price and network coverage. With respect to Internet-related value-added services, we compete against Telkom and other existing ISPs, such as First Media, PT Supra Primatama Nusantara (operating under its trade name, “Biznet”), PT Cyberindo Aditama (operating under its trade name, “CBN”), PT Berca Hardayaperkasa and PT IndoInternet (operating under its trade name, “Indonet”). We also face significant competition from any new ISPs whose licenses are approved by the MOCIT.

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

The bandwidth industry has been facing recent challenges from the emergence of new operators and the expansion of existing operators, such as Moratel, Telkom and XL. In December 2011, XL and Moratel completed deploying their Batam-Dumai-Malaka Cable System.

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

Fixed Telecommunications Services

Our fixed telecommunication services include international and domestic long distance as well as fixed wireless access services. For the year ended December 31, 2013, we recorded operating revenues of Rp1,214.8 billion (US$99.7 million) from our fixed telecommunications services, representing 5.1% of our total consolidated operating revenues. Except with respect to payments from our cellular, fixed wireless and fixed line subscribers, we do not receive any payments directly from the end users of our international long-distance services.

Services

International Long-Distance Services. We provide a variety of international voice telecommunications services and both international switched and non-switched telecommunications services. Switched services require interconnection with either the PSTN or another mobile cellular operator’s facilities; non-switched services can be completed through our transmission facilities without the need for interconnection. Within our international long-distance services, we offer a premium IDD service through our “001” and “008” access code. Our premium IDD service can be accessed by any operator in Indonesia. We also offer a budgeted international call services under the brand name “FlatCall 01016,” which offers affordable tariff rates targeting mass and budget oriented customers for certain top destination countries, and is only available to our subscribers. “FlatCall 01016” become a unique selling point to our GSM products differentiating us from our competitors. In 2013, approximately 20.5% of our outgoing international long-distance call minutes (including calls placed through “Flatcall 01016”) originated from the province of East Java, followed by 7.9% originating from the province of West Java, and 33.1% originating from Greater Jakarta. Our outgoing international long-distance calls are routed through our two international gateways. From these gateways, international long-distance services are transferred via submarine cable based on predetermined routing plans developed in collaboration with foreign telecommunications operators. The foreign carriers receiving calls through the international gateways are responsible for terminating the calls to their recipients. Similarly, international long-distance calls received at our gateways are switched from the gateway to their destinations domestically through Telkom’s local network, our cellular network, our fixed local network or one of the other cellular operators with which we maintain interconnection arrangements. In 2010, we began offering international interconnection services to foreign operators whereby we route call traffic that both originates and terminates overseas through our international gateways.

This traffic accounted for 39.9%, 32.5% and 29.3% of our incoming paid minutes for 2011, 2012 and 2013, respectively. In 2013, our revenues from international long-distance services amounted to Rp1,020.0 billion (US$83.7 million).

The following table sets forth certain operating data for our international direct dialing services for the periods indicated:

	For the years ended December 31,
	2011		2012		2013
	Minutes	% change	Minutes	% change	Minutes	% change
	(in millions, except percentages)
Incoming paid minutes	1,841.7	9.7	1,824.9	–0.9	1,905.6	4.4
Outgoing paid minutes	445.3	–3.8	408.5	–8.3	299.6	–26.7
Incoming and outgoing paid minutes	2,287.0	6.8	2,233.3	–2.3	2,205.2	–1.3
Ratio of incoming to outgoing traffic	4.1	—	4.1	—	6.4	—

During 2011, 2012 and 2013, our international outgoing calls measured by paid minutes decreased by 3.8%, decreased by 8.3% and decreased by 26.7%, respectively. Our international incoming calls measured by paid minutes increased by 9.7% in 2011, decreased by 0.9% in 2012 and increased by 4.4% in 2013. Combined outgoing and incoming calls, also measured by paid minutes, increased by 6.8%, decreased by 2.3% and decreased by 1.3% during 2011, 2012 and 2013, respectively. We believe that increased competition from Telkom and VoIP operators, some of which are unlicensed, caused a decline in international outgoing and incoming calls traffic.

Fixed Wireless Access Services. We launched our fixed wireless access services in 2004 to complement our cellular services using CDMA 2000 1x technology. On December 12, 2006, the Government granted us a license for two channels of nationwide fixed wireless access in the 800 MHz frequency and by the end of 2007, we migrated our CDMA frequency from 1900 MHz to the new 800 MHz frequency in Greater Jakarta. In 2013, we initiated a strategy to migrate from the fixed wireless platform currently utilized on our 800 MHz spectrum allocation to a cellular platform and have submitted an application with the MOCIT to do so. However, there can be no assurance that the MOCIT will approve our application. As of December 31, 2013, our fixed wireless access service, “StarOne,” had a total subscriber base of 111,799 subscribers with 44,663 postpaid subscribers and 67,136 prepaid subscribers. In 2013, operating revenues from fixed wireless access services totaled Rp59.6 billion (US$4.9 million). Our StarOne services were available in 83 cities as of December 31, 2013.

Local and Domestic Long Distance Services. We launched local and domestic long distance service from Indosat access points such as “StarOne” and “INDOSAT phone” in October 2005. We had local and domestic long-distance coverage of 152 major cities in Indonesia as of December 31, 2013.

Customers and Marketing

The principal customers of our fixed telecommunications services are corporate clients, our own cellular, fixed telecommunications and fixed wireless access customers, and the customers of other telecommunications operators.

We employ a specialized sales force, including a sales group, which focuses on 2,600 corporate and institutional customers, including hotels, large corporate customers, government offices and embassies. We have also implemented a customer loyalty program, which provides incentives to regular users. In addition, we seek to broaden our customer base by conducting joint promotions with other international telecommunications companies to promote our services. We strive to deliver high-quality services that maximize customer satisfaction.

We have undertaken a variety of marketing initiatives to improve our services to fixed telecommunications customers. Our marketing strategy focuses on expanding our market share while retaining our customers through bundling initiatives, and establishing volume commitments for incoming traffic from foreign telecommunications operators. We have traditionally maintained a nationwide advertising campaign, using television, newspapers, magazines, websites and radio to increase brand awareness among business and retail customers. We also maintained regional sales offices in eight locations throughout Indonesia as of December 31, 2013.

We maintain a proprietary database of customer information, which allows us to analyze consumer preferences and usage patterns and to develop tailored marketing and products. We conduct our own market research and also engage consultants to perform broader research on customer behavior and needs.

Tariff Structure, Universal Service Obligations and Pricing

Rates. Prior to 2008, the MOCIT set tariffs for international fixed telecommunications services, which were based on the division of all destinations into six zones. On April 30, 2008, the MOCIT established a tariff formula for basic services on fixed networks and required operators to calculate prices using a cost-based formula, which are then submitted to the Government for approval. However, our international long-distance rates have not changed, and so we intend to continue applying international long-distance rates based on the previous regulations which base tariffs on six zones for call destinations.

The provision of international long-distance services between two countries is normally established between telecommunications carriers on a bilateral basis. We typically apply a market termination rate-based pricing system, pursuant to which we agree on asymmetric rates for incoming and outgoing calls. We maintained direct connections with 60 foreign telecommunications operators in 32 countries as of December 31, 2013. Our agreements with these carriers set the terms of payment by us to the foreign telecommunications operators for use of their facilities in connecting international long-distance services billed in Indonesia and by the foreign telecommunications operators to us for use of our facilities (and the local Indonesian networks) in connecting international long-distance services billed abroad. The practice among telecommunications carriers is for charges due in respect of the use of overseas networks to be recorded, collected and forwarded by the telecommunications carrier from the country in which the call is billed. Based on the rates negotiated with each foreign telecommunications operator, we make payments to carriers for outgoing traffic billed in Indonesia, and we receive payments from such carriers for inbound traffic billed outside of Indonesia. Settlements among carriers are normally made quarterly on a net-based method. Our largest correspondent carriers are those located in Malaysia, Singapore, Taiwan, the Middle East and Hong Kong as of December 31, 2013.

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

Competition

We are no longer the only authorized provider of traditional IDD (i.e., non-VoIP) call services in Indonesia. The MOCIT has granted operational licenses to provide IDD services to Telkom, which includes the right to use the IDD access code “007” to enter the international long-distance market, and Bakrie Telecom. The Government may also issue new licenses for IDD services to other telecommunications operators, which will increase competition. In addition, Telkom no longer operates a monopoly for DLD services. The traditional IDD market has become even more competitive with the increased usage of VoIP technology. Our VoIP business generated 396.1 million minutes in 2011, 321.2 million minutes in 2012 and 252.6 million minutes in 2013.

In April 2008, we and Telkom agreed to open DLD access from our respective customers in Balikpapan, pursuant to which Telkom’s fixed network customers can dial “011” to access our DLD network while our local fixed network customers can dial “017” to access Telkom’s network. In addition, in 2008, Bakrie Telecom was issued a license as a new DLD operator. The opening of DLD access among competitors and the commencement of operations of new DLD operators is expected to increase competition by providing customers with more options for DLD services.

We also compete with other fixed wireless access service providers. After receiving requests from industry associations, the MOCIT issued a decree stating that the service area of the fixed wireless access networks must be limited to an area equal to one area code of the local fixed network service. Fixed wireless access service operators are therefore prohibited from extending their roaming services to other area codes, but CDMA operators still have the ability to achieve similar results by giving subscribers a new number when they move to other cities. Telkom, Bakrie Telecom and Smartfren have each been granted nationwide fixed wireless access services licenses, allowing them to offer their services nationwide, further intensifying competition. In 2014,

Telkom announced its intention to cease its fixed wireless business by 2015 and to migrate its fixed wireless customers to its cellular platform.

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

As of December 31, 2013, our cellular network operated using 10 MHz x 2 uplink and downlink of radio frequency bandwidth in the GSM 900 spectrum, 20 MHz x 2 uplink and downlink of frequency bandwidth in the DCS 1800 spectrum and 10 MHz x 2 uplink and downlink in the IMT-2000 spectrum. The following table sets forth selected information regarding the composition of our cellular network as of the dates indicated:

	As of December 31,
	2011	2012	2013
Base transceiver stations	15,816	17,334	18,871
Node B Stations (3G BTS)	3,437	4,596	5,409
Total BTS (including 2G and 3G)	19,253	21,930	24,280
Base station controllers	302	292	319
Mobile switching centers	75	67	64
Radio network controllers	51	59	75
Media gateways	79	79	81

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

On February 7, 2012, we signed transaction documents with TBIG and its subsidiary PT Solusi Menara Indonesia (together, “Tower Bersama”) for the sale and leaseback of 2,500 towers, approximately 25% of our existing tower assets, for a total potential consideration of US$541.5 million, comprising upfront consideration of cash and newly issued TBIG shares and a maximum potential deferred payment of US$112.5 million (the “Tower Sale Transaction”). The consideration paid at closing was US$429.4 million consisting of cash of US$326.3 million and 5% share ownership in TBIG, which had a fair value of US$103.1 million as of August 2, 2012. On March 19, 2014, we divested our entire share ownership in TBIG for an aggregate gross proceed of Rp1,391.0 billion. For more information see “Item 4—Divestiture of Our Entire Shareholding in PT Tower Bersama Infrastructure Tbk (“TBIG”).”

Under the terms of the Tower Sale Transaction, we lease the towers sold for a minimum period of 10 years at fixed rates that are in line with current market rates. By transferring ownership of the towers, we believe we will enjoy significant ongoing maintenance capital expenditure and operational expenditure savings. In addition, we have concluded preferential terms with Tower Bersama in line with its anchor tenant position that imply meaningful additional value to us in the form of realized savings over the term of the lease. Cash proceeds from the transaction have been applied towards repayment of outstanding debt, on-going capital investment and general corporate purposes. The Tower Sale Transaction was completed on August 2, 2012.

The Tower Sale Transaction forms part of our strategy to monetize or increase productivity of non-core assets and we are continuing to consider various options in connection with the operation, ownership and use of our other tower assets to optimize the value of such assets.

Fixed Telecommunications Network

We have built a fixed telecommunications network consisting of two international gateways soft switch base served by satellite circuits, submarine cables and microwave transmission. We also operate four gateways which we use to deliver domestic traffic and will be migrated to the international gateways’ soft switch base. As of December 31, 2013, we offered fixed wireless access services across 83 cities in Indonesia.

International Gateways. For our international long-distance business, we operated through two gateways as of December 31, 2013, one in Jakarta and the other in Surabaya, which provided all of the connections for our services to our international long-distance network. The gateway-switching equipment was purchased from Nokia Siemens Network in 2012.

As of December 31, 2013, we had available international bandwidth capacity of 2,847 Mbps for voice and 140,000 Mbps for data transmission. All of our destinations are digitally connected. The bandwidth available to us is significantly higher than the utilized capacity to allow for anticipated growth in traffic. It is our policy to maintain average utilization at less than 80.0% of capacity to allow for increased usage during peak hours.

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

Submarine Cables. We have ownership interests in and access to capacity in submarine cables interconnecting the Asia-Pacific region, North Africa and Europe, as well as those linking the Asia-Pacific region with North America. The table below sets forth the geographic coverage and allocated capacity of our cable network as of December 31, 2013:

Submarine Cable Network	Geographic Coverage	Capacity
		(in Mbps)
APCN-2	China, Japan, Malaysia, Philippines, Singapore, Hong Kong South Korea and Taiwan	310.00

SEA-ME-WE 3	Australia, Austria, Belgium, Brunei, Canada, China, Egypt, France, Germany, Greece, Hong Kong, India, Iran, Italy, Japan, Macau, Malaysia, Myanmar, Netherlands, Oman, Pakistan, Portugal, Saudi Arabia, Qatar, Singapore, South Korea, Spain, Sri Lanka, Taiwan, Thailand, Turkey, United Arab Emirates, United States and United Kingdom	109,920.12

China-US	China, Taiwan, South Korea and United States	1,414.00

Asia America Gateway	Singapore, Malaysia, Thailand, Vietnam, Brunei, Hong Kong, the Philippines, and United States	9,157.47

Jakabare	Java—Singapore	240,000.00

Jakabare	Java—Kalimantan	80,000.00

Jakabare	Kalimantan—Batam	80,000.00

Jakabare	Batam—Singapore	160,000.00

Jakasusi	Java—Kalimantan	120,000.00

Jakasusi	Kalimantan—Sulawesi	90,000.00

Jasutra	Java, Sumatera	120,000.00

Jakarta—Surabaya	Java	50,000.00

JAVALI	Java-Bali	90,000.00

Total		1,150,801.59

To support the operations of our gateway in Surabaya, we have operated the Jakarta-Surabaya submarine fiber optic cable link since January 1997. This link enhances network reliability and improves the quality of our services in the Surabaya region.

We, along with the Telecommunications Company of Iran (“TCI”), are among more than 80 companies that have an ownership interest in, and access to capacity in the SEA-ME-WE 3 submarine cable. Our ownership interest in the SEA-ME-WE 3 submarine cable stands at approximately 3.4% while TCI’s ownership interest stands at approximately 0.3% as of December 31, 2013. The SEA-ME-WE 3 submarine cable does not have any landing point in Iran. The connection to Iran is through the UAE-Iran submarine cable system that lands at Fujairah Cable Landing Station in the United Arab Emirates.

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

On August 31, 2009, we launched the Palapa-D satellite, to replace Palapa-C2 at orbital slot 113E, which significantly increased our transponder capacity and provided wider satellite coverage. The increased transponder capacity our Palapa-D satellite provided allowed us to meet both our own satellite transponder requirements as well as those of customers who lease transponder capacity from us. As of December 31, 2013, approximately 86.16% of Palapa-D’s standard C-band transponder capacity, 22.30% of its Ext. C transponder capacity and 99.37% of its Ku-Band transponder capacity were being leased to third parties. As of December 31, 2013, we were using 11.60% of Palapa-D’s Standard C-Band transponder and 60.53% of Palapa-D’s Extended C-Band capacity and 0.51% of its Ku-Band transponder capacity to meet our own bandwidth requirements and the remaining 2.25% Standard C-Band transponder capacity, 17.17% Extended C-Band capacity and 0.12% Ku-Band transponder capacity was available for lease.

After a successful traffic transfer from Palapa-C2 to Palapa-D in early November 2009, Palapa-C2 moved to the orbital slot at 150.5E.L. and will operate in inclined orbit carrying our cellular backhaul until approximately August 2015. On March 26, 2014, the MOCIT declared that it will not extend license to utilize the 150.5E.L. satellite orbital slot and that such utilization license will expire as of September 1, 2015. As of December 31, 2013, we were using 16.44% of our Palapa-C2 Standard C-Band transponder capacity to meet our own bandwidth requirements, and the remaining 83.56% of our capacity was available for lease.

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

Fiber Optic and Microwave Terrestrial Links. Our optical fiber backbone based on DWDM technology connects all provincial cities in Sumatera, Java, Kalimantan and part of Sulawesi. The optical fiber backbone conveys cellular traffic within and between the cities at 40-60 gigabits per second and facilitates our progressive growth of Internet broadband through 3.5 HSDPA and fixed broadband wireless access. Due to capacity and technology considerations, the existing microwave terrestrial system has been shifted to cover remote spur route areas. As of December 31, 2013, we had fiber optic and microwave terrestrial links to most major cities in Sumatra, Java, Kalimantan and Sulawesi. These links are primarily used to deliver Internet and other MIDI services to our corporate customers.

In December 2010, we entered into a purchase order with Alcatel Lucent Submarine Networks to upgrade the capacity of existing JAKASUSI submarine cable system, which required us to spend approximately US$2.6 million in capital expenditure. The upgraded system increased inter-island capacity from/to Banyu Urip—Takesung (120 Gbps) and Takesung—Aeng Batu Batu (90 Gbps). The upgraded system was ready for service in July 2011.

In December 2010, we entered into a purchase order with IFactor Sdn Bhd, Malaysia to construct the JAVALI submarine cable system, a new submarine cable system which links East Java and Bali and provide high capacity bandwidth, and which involved a total project cost of US$10.8 million. The JAVALI submarine cable system is wholly-owned by us and is designed with 24 optical fiber cores (unrepeated system). The system is initially equipped with 50 gigabits per second capacity with its ultimate capacity at 160 gigabits per second capacity per fiber pairs. The construction of this new cable system was completed in December 2011. As of December 31, 2013, the JAVALI submarine cable system was equipped with a capacity of 100 Gbps capacity with an ultimate capacity at 960 Gbps capacity per fiber pairs.

IP/MPLS Backbone and Metro Ethernet Network. As of December 31, 2013, we had completed our Metro Ethernet Network deployment project in more than 1,061 nodes in Indonesia with fiber optic connectivity. Through this network, we provide virtual leased lines offering point-to-point Ethernet access, virtual private LAN service offering multipoint-to-multipoint Ethernet access and virtual private routed networks offering locally linked IP VPN and Internet. We also use our Metro Ethernet Network for backhauling our 2G and 3G cellular traffic. As of December 31, 2013, dual redundant routers for IP-MPLS backbone were deployed in 41 cities and were connected through our fiber optic backbone. A Metro Ethernet network has also been deployed in 27 Indonesian provinces to provide broadband access to the corporate market in high-rise buildings and cellular backhaul for 3.5 HSDPA service. Internet access, broadcasting service and data center connectivity are among the services used by our customers.

As the technology moves towards “all IP” and the demand of IP-based services is increasing due to its advantages over legacy networks, we aim to deploy a future network to allow IP-based services to be widely available in the region. In 2008, we completed construction of a disaster recovery center in Jatiluhur for corporate customers to allow them to have a data back-up center to secure and protect their business information and in 2011 we upgraded this disaster recovery center to include “meet-me-room” facilities. Also, in 2011 we completed construction of a data center in Jakarta to provide the basic infrastructure for our cloud computing service.

Organizational Structure

The following chart illustrates our simplified corporate structure as of December 31, 2013, including our direct and indirect equity ownership in major subsidiaries, together with the jurisdiction of incorporation or organization of each entity. A complete list of our significant subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2013 is contained in Note 1b to our consolidated financial statements included elsewhere in this annual report.

PT Aplikanusa Lintasarta (“Lintasarta”) was established in 1988. Pursuant to its articles of association, Lintasarta engages in the business of providing system data telecommunication and information technology services and network application services, which include providing physical infrastructure and software application and consultation services in data communication and information system for banking, finance and other industries.

IM2 was established in 1996 to engage in the business of providing Internet and television services.

Indosat Singapore Pte Ltd was established on December 21, 2005 to engage in telecommunication data services.

Indosat Palapa Company B.V. and Indosat Mentari Company B.V. were incorporated in Amsterdam, the Netherlands on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies and to grant security in respect of their respective obligations or those of their group companies and third parties.

PT Starone Mitra Telekomunikasi was established in 2006 to provide telecommunication services and develop telecommunication and media services infrastructure. On July 11, 2013, we made an additional capital injection into PT Starone Mitra Telekomunikasi amounting to Rp16.5 billion, resulting in the increase of our ownership therein from 72.5% into 84.1%.

PT Artajasa Pembayaran Elektronis was established in 2000 to provide electronic transaction management and payment gateway services to corporate clients, particularly from the banking sector, information technology consultation services and telecommunication services.

PT Lintas Media Danawa was established on July 28, 2008 to provide information and communication services, such as data center services, e-learning and distant learning for public education services, and content services based on Internet Protocol (e.g. internet gaming and internet payment gateway).

PT Interactive Vision Media was established on April 21, 2009 to engage in the Pay TV business. As of April 24, 2014, PT Interactive Vision Media had not commenced commercial operations.

PT Citra Bhakti Indonesia is a subsidiary of PT Artajasa Pembayaran Elektronis and was established on May 14, 2012 to engage in the business of issuing formal certification to all chip technology-based payment products to support the national implementation of standard chips on ATM and debit cards.

Insurance

As of December 31, 2013, we carried insurance on our property and equipment (except submarine cables and land rights). We maintain in-orbit insurance on the Palapa-D satellite on terms and conditions consistent with industry practice. As of December 31, 2013, we had an insurance policy coverage with a total coverage limit of US$102.5 million for total loss of our Palapa-D satellite.

Intellectual Property

We have registered trademarks and copyrights for our corporate name, logo and certain services with the Ministry of Law and Human Rights of Indonesia (formerly the Ministry of Justice and Human Rights of Indonesia). We believe that our trademarks are important to our success. We have never had to defend any of our trademarks, but we would vigorously do so if necessary.

Properties

Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Indonesian State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the land right enjoys the full use of the land for a stated period of time, subject to renewal and extensions. In most instances, the land rights are freely tradable and may be pledged as security under loan agreements. Our most important properties are located in Jakarta (approximately 12,050 sq.m. used for international gateways and head office), Ancol (approximately 12,679 sq.m. used as a cable station and switching center), Tanjung Pakis, Karawang (approximately 1,850 sq.m. used as a cable station), Daan Mogot (approximately 134,925 sq.m. used as a satellite earth station complex), Jatiluhur (approximately 135,800 sq.m. used as a satellite earth station complex), Medan (approximately 9,780 sq.m. used for international gateways), Pantai Cermin (approximately 48,567 sq.m. used as an earth station and a cable station), Batam Sekupang (approximately 19,989 sq.m. used for international gateways and an earth station), Tanjung Bemban (approximately 3,500 sq.m. used as a cable station), Surabaya (approximately 11,359sq.m. used as a regional office) and Banyu Urip-Gresik (approximately 130,234 sq.m. used as an earth station, for international gateways and as a cable station), Takisung—Banjarmasin (approximately 1,000 sq.m. used as a cable station), Aeng Batu Batu-Makasar (approximately 2,000 sq.m. used as a cable station) and Sei Kakap Pontianak (approximately 5,394 sq.m. used as a cable station). Except for our property in Daan Mogot, which we lease from Telkom, we hold registered land rights to some of our properties, the initial period of which are for approximately 30 years. We expect that our land rights will be renewed at nominal costs for the foreseeable future. None of our properties are mortgaged or otherwise encumbered.

Principal Registered Offices

Headquarters:	Jl. Medan Merdeka Barat No. 21 Jakarta 10110, Indonesia Tel: (62-21) 3000 3001 Fax: (62-21) 3000 3754, 3000 3757

Jakarta Area Office	Jl. Medan Merdeka Selatan No. 17 Jakarta 10110, Indonesia Tel: (62-21) 3000 7001 Fax: (62-21) 3000 5702

Bogor Tangerang Bekasi Area Office	Jl. Veteran No. 40 Bekasi Selatan 17141, Indonesia Tel: (62-21) 3017 7075, 3017 7076 Fax: (62-21) 3000 0811

West Java Area Office	Jl. Asia Afrika No. 141-147 Bandung 40112, Indonesia Tel: (62-22) 3000 0900 Fax: (62-22) 3000 5702

Northern Sumatera Area Office	Jl. Perintis Kemerdekaan No. 39 Medan 20236, Indonesia Tel: (62-61) 4567 001 Fax: (62-61) 4531 031

Southern Sumatera Area Office	J1. Angkatan 45 No. 222 Palembang 30137, Indonesia Tel: (62-711) 605 9999 Fax: (62-711) 605 9966, 605 9977

Central Java Area Office	Jl. Pandanaran No. 131 Semarang 50243, Indonesia Tel: (62-24) 3300 2000 Fax: (62-24) 3300 1001

East Java Area Office	Jl. Kayoon No. 72 Surabaya 60271, Indonesia Tel: (62-31) 6000 6001 Fax: (62-31) 5456 001, 5464 392

Bali Nusa Tenggara Area Office	Jl. Raya By Pass Ngurah Rai No. 88 Kuta 80361, Bali, Indonesia Tel: (62-361) 300 5000 Fax: (62-361) 300 5005

Kalimantan Area Office	Jl. MT Haryono No. 69 Balikpapan 76114, Indonesia Tel: (62-542) 741 001, 3030 001 Fax: (62-542) 7514 001, 7206 750

Sulampapua Area Office	Jl. Slamet Riyadi No. 4 Makassar 90111, Indonesia Tel: (62-411) 326 808 Fax: (62-411) 326 828

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

Indonesia had an estimated population of approximately 247.95 million people as of 2013, ranking it the fourth most-populated country in the world based on International Monetary Fund (“IMF”) estimates. Indonesia’s gross domestic product, or GDP, has grown significantly from US$538.8 billion in 2009 to US$867.5 billion in 2013 in current U.S. dollars according to the IMF, which represents a growth rate of 12.6%. This growth rate compares favorably against the approximately 11.0% and approximately 11.5% GDP growth experienced by Thailand and Malaysia, respectively, estimated by the IMF, during the same period.

The Government, through the MOCIT, has extensive regulatory authority and supervisory control over the telecommunications sector. While the Government had historically maintained a monopoly over telecommunications services in Indonesia, recent reforms, the majority of which came into effect on September 8, 2000, have attempted to create a regulatory framework to promote competition and accelerate infrastructure investment in telecommunications facilities.

In Indonesia, fixed-line services are mostly provided by Telkom, a majority state-owned company, which owns and operates the Indonesia’s primary PSTN and fixed wireless access points. Before the implementation of the new interconnection regime, telecommunications operators interconnected with Telkom’s network to access all fixed-line and cellular users. Telkom’s local fixed-line monopoly ceased on August 1, 2002, and we have since commenced our build-out of a separate fixed-line network. According to the new interconnection regime, telecommunications operators may enter into bilateral agreements which enable them to interconnect directly with other telecommunications operators.

Although cellular penetration is relatively low compared to its regional peers, based on GSM Association estimates, Indonesia’s cellular penetration rates have increased from approximately 88.91% in 2010 to approximately 127.00% in 2013, at a compound annual growth rate of 12.6%. Indonesia’s GDP growth profile and relatively low penetration rates suggest the potential for increased cellular customer demand in Indonesia. The table below summarizes certain information regarding Indonesian and regional cellular penetration in 2013:

	For the year ended December 31, 2013
	Population(1)	Cellular penetration(2)(3)	GDP per capita(1)
	(millions)		(US$)
Hong Kong	7.24	189.1%	38,605
Singapore	5.43	154.7%	52,918
South Korea	50.24	111.5%	23,838
Malaysia	29.96	141.2%	10,429
Thailand	68.20	135.9%	5,879
Philippines	97.48	112.1%	2,792
China	1,360.76	88.2%	6,569
India	1,243.34	71.3%	1,414
Indonesia	247.95	127.0%	3,499

(1)	Source: IMF 2013.
(2)	GSM Association 2013.
(3)	Cellular penetration is the number of cellular subscribers as a percentage of the population.

Cellular Services Market

The telecommunications industry in Indonesia has experienced significant growth in cellular telecommunications services in recent years. Based on GSM Association estimates, the total number of cellular subscribers in Indonesia increased from approximately 211.29 million as of December 31, 2010 to approximately 314.90 million as of December 31, 2013, representing an increase in cellular penetration from approximately 88.91% to approximately 127.00%, respectively.

The following table contains information relating to the cellular telecommunications industry in Indonesia as of and for the periods indicated:

	As of December 31,
	2010	2011	2012	2013	Compound Annual Growth Rate 2010 – 2013
	(in millions, except percentages)
Indonesian population(1)	237.64	241.03	244.47	247.95	1.43%
Cellular subscribers(2)	211.29	236.80	262.31	314.90	14.23%
Cellular penetration(2)(3)	88.91%	98.24%	107.30%	127.00%	12.62%

(1)	Source: IMF 2013.
(2)	GSM Association (2013).
(3)	Cellular penetration is the number of cellular subscribers as a percentage of the population.

The wireless market in Indonesia is currently dominated by three major GSM operators: Telkomsel, XL and us. As of December 31, 2013, these nationwide GSM operators collectively held almost 80% share of the Indonesian wireless market based upon our estimates and the public statements of such companies. As of the same date, Telkomsel was the largest national licensed cellular services provider in Indonesia, with approximately 131.5 million cellular subscribers (including mobile broadband) and more than 52.3% GSM market share. XL, the second largest provider, had approximately 60.5 million cellular subscribers and an approximately 24.1% GSM market share as of the same date. We were the third largest cellular operator with approximately 59.6 million cellular subscribers and approximately 23.7% GSM market share as of the same date. Starting in 2002, the Government issued new cellular licenses for using CDMA technology to Mobile-8 and fixed wireless access services licenses using CDMA technology to Telkom, Indosat and Bakrie Telecom. Fixed wireless access service is dominated by Telkom under the brand Flexi with 6.7 million subscribers, as of December 31, 2013, although, in 2014, Telkom announced its intention to cease its fixed wireless business by 2015. There are other smaller players in Indonesian wireless market, such as Bakrie Telecom, HCPT, Smartfren and STI. Our fixed wireless access had 0.11 million subscribers under the brand StarOne as of December 31, 2013. In part, wireless subscriber growth in Indonesia has been driven by the “calling party pays” system, the launch of prepaid service, as well as the introduction of SMS. The calling party pays system requires the originators of telephone calls to pay for calls. Based on international experience, countries that implement a calling party pays system typically experience higher wireless penetration rates because wireless subscribers are more likely to give out their telephone numbers and keep their handsets switched on.

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

International Long-Distance Market

International long-distance providers in Indonesia generate revenues from both inbound and outbound international long-distance traffic. The three international long-distance service providers are Telkom, which offers its “007” service, Bakrie Telecom with its “009” IDD access code and us with our “001” and “008” access codes. Outgoing tariffs are based on rates set by the MOCIT while incoming tariffs are settled at the applicable accounting rates. Outgoing traffic is generated by fixed-line and mobile subscribers and delivered to the three international service providers directly through international gateways or indirectly through Telkom’s PSTN. Incoming international traffic is received at international gateways and either routed directly to its intended destination from the gateways or indirectly through Telkom’s PSTN network through which it is ultimately switched to its intended destination.

In Indonesia, as in many emerging market countries, inbound communications traffic has exceeded outbound traffic as more developed countries generate a disproportionate amount of international long-distance traffic. We utilize a market termination rate-based pricing system with several of our largest foreign telecommunications counterparts, pursuant to which we agreed on asymmetric rates for incoming and outgoing calls.

Competition from VoIP providers offering services, including budget calls such as “01017” provided by Telkom and “FlatCall 01016” provided by us, and prepaid calling cards has adversely affected and is expected to continue to adversely impact revenues from traditional international long-distance calling services. Moreover, the rise of VoIP providers on applications basis such as Skype™, Google Voice™ and Yahoo Messenger™, which offer free long distance communication services is adversely affecting revenues of the international gateway operators.

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

The MOCIT reopened the licensing for interconnection of internet service provision or the network access point after previously temporarily closing licensing since 2010. The MOCIT viewed that it was necessary to reopen this licensing to fulfill the high needs of the ISP for bandwidth. As the number of data communication service providers are increasing, the pricing offered to the market becomes more competitive.

Satellite Services Market

In recent years, competition in the Asia-Pacific satellite market has been intense. Companies in this business compete primarily on coverage power, product offerings and price. On September 6, 2005 through MOCIT Regulation No. 13/P/M.KOMINFO/8/2005 as amended by MOCIT Regulation No. 37/P/M.KOMINFO/12/2006, the Government issued regulations requiring all telecommunications operators using satellites in connection with the provision of telecommunications services to possess both earth station and space station operating licenses. These operating licenses will be granted only to telecommunications operators with a landing right and on the condition that the radio frequency spectrum used does not cause harmful interference to existing operators. Foreign satellites are allowed to operate in Indonesia if Indonesian telecommunications operators have reciprocal operating rights in such satellite’s country of origin.

Industry Trends

We believe that the trends driving the telecommunications industry in Indonesia include:

Wireless Services

•

Continued growth in wireless telecommunications. We expect that the wireless telecommunications industry and demand for wireless telecommunications services will continue to grow at a steady rate of around 6% to 7% as Indonesia develops and modernizes. A significant amount of this growth will still come from the “traditional core” markets.

•

In addition to the growth in core markets, there are sizable emerging segments of strong growth, primarily in consumer broadband and mobile towers. We believe that the competition for 3G services will be increasingly stringent as telecommunications operators began to move its network to the location of highly populated area. As of April 24, 2014, there were four telecom operators that held licenses for 3G services, namely: Telkomsel, Hutchison, XL and us. We started to provide wireless broadband services using 3.5G platform in 2009, and as of December 31, 2013, provided 3.5G services in 208 cities across Indonesia.

•

Data service will be the source of growth in the telecommunications industry with higher contributions to total revenue. This is in line with the trend of the increase in people’s need for the data supported by cellular phones with internet capabilities and is also aligned with the plan of operators to focus on providing the infrastructure for data services.

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

•

Today, there are multiple mobile operators and many companies are aggressively pushing for subscribers and traffic to quickly gain scale and earn market share. We expect consolidation to continue, especially beyond the three large players (Telkomsel, XL and us). One of the major threats to the market is further price deterioration. Service offering and innovation will become the major driver in the competition.

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

•

Intensified competition in the ISP and network access point markets. As a result of market liberalization and the continued issuance of new licenses, we anticipate competition in the ISP and NAP market will increase. We believe competition will be based primarily on price, quality of service and network coverage.

•

Increasing demand for broadband services for both fixed and wireless. We believe the expected increase in customer preference and demand for high-speed Internet access will stimulate growth of domestic broadband service.

Regulation of the Indonesian Telecommunications Industry

The Government, through the MOCIT, exercises both policy making and regulatory authority and is responsible for the implementation of policies that govern the telecommunications industry in Indonesia. The legal framework for the telecommunications industry is based on specific laws as well as government, ministerial and directorate general regulations that are promulgated from time to time. Prior to March 1998, the then Ministry of Tourism, Post and Telecommunications regulated the telecommunications industry in Indonesia. Following the 1999 general elections and a change of government in 2001, the Ministry of Communication assumed responsibility for regulating the telecommunications industry. In February 2005, the authority to regulate the telecommunications industry was transferred from the Ministry of Communication to the MOCIT.

Through the MOCIT, the Government regulates telecommunications network operations and the provision of telecommunications services. In addition, the MOCIT regulates the radio frequency spectrum allocation for all telecommunications operators, each of whom must be licensed by the Directorate General of Post and Informatics Resources and Facilities in order to utilize the radio frequency spectrum. In addition to radio frequency spectrum fees, the Government requires all telecommunications operators to pay a concession license fee equal to 0.5% of gross revenues, less interconnection expenses and provisions for bad debt, for each fiscal year, payable in equal quarterly installments.

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

The Negative List

Presidential Regulation 36/2010 sets out the industries and business fields in which foreign investment is prohibited, restricted or subject to the fulfillment of certain conditions as stipulated by the applicable Governmental authorities (the “Negative List”). The telecommunication industry is one of the industries set out in the Negative List, and foreign investment in the Indonesian telecommunication industry is accordingly subject to applicable restrictions and conditions. The Negative List is implemented by the BKPM. Restrictions applicable to the telecommunication industry are dependent upon the type of telecommunication business undertaken. Different limitation thresholds are applicable depending upon whether the business pertains to telecommunication networks or services. The limitation on foreign holdings in companies engaging in the telecommunication network business ranges from 49.0% to 65.0%, and the limitation on foreign shareholdings in Indonesian companies engaged in the provision of multimedia services (including data communication such as broadband wireless services), from 49.0% to 95.0%. Pursuant to Article 8 of Presidential Regulation 36/2010, the restrictions set forth therein shall not apply to investments that have been approved prior to the effectiveness of Presidential Regulation 36/2010 pursuant to investment approval issued by the BKPM unless such restrictions are more favorable to the investments. Presidential Regulation 36/2010 does not change the limitation of foreign shareholding in our business.

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

Government Regulation No. 52/2000 on Telecommunications Operations (the “Telecommunications Operations Regulation”) and Government Regulation No. 53/2000 on Radio Frequency Spectrum and Satellite Orbits, were the initial implementing regulations of the Telecommunications Law. The Ministry of Communication also promulgated various decrees, including (i) Ministry of Communication Decree No. KM 20 of 2001, which was revoked by MOCIT Decree No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operation (the “Telecommunications Network Regulation”), (ii) Ministry of Communication Decree No. KM 21 of 2001, which was amended by MOCIT Decree No. 31/PER/M.KOMINFO/09/2008 on Telecommunications Services Operation (the “Telecommunications Services Regulation”), and (iii) Ministry of Communication Decree No. KM 31 TAHUN 2003, which was revoked by MOCIT Decree No. 36/PER/M.KOMINFO/2008 and most recently amended by MOCIT Decree No. 01/PER/M.KOMINFO/02/2011 on the Establishment of an Indonesian Telecommunications Regulatory Authority (the “Telecommunications Regulatory Authority Regulation”).

Under MOCIT Regulation No. 17/PER/M.KOMINFO/11/2010 on Organization and Administration of the Ministry of Communications and Information, the duties and responsibilities of the DGPT were divided and assigned to the Director General of Posts and Informatics Management (“DGPIM”) and the Directorate General of Post and Informatics Resources and Facilities.

On July 11, 2003, the Ministry of Communication promulgated the Telecommunications Regulatory Authority Regulation, pursuant to which it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the ITRA, while maintaining the authority to formulate policies for the industry. Pursuant to MOCIT Decree No. 01/PER/M.KOMINFO/02/2011 on the Establishment of an Indonesian Telecommunications Regulatory Authority, the ITRA consists of the Telecommunications Regulatory Committee and the Directorate General of Post and Telecommunication. The Telecommunications Regulatory Committee consists of nine members, six of which are from the community and three of which are from the Government. The position of chairman in the Telecommunications Regulatory Committee is held by the Director General of Telecommunication. Members of the Telecommunications Regulatory Committee, who hold government posts, consist of the Director General of Telecommunication, the Director General of Resources and Equipment of Post and Information and a Government representative as appointed by the MOCIT.

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

As part of its regulatory function, the ITRA shall prepare and determine regulations regarding telecommunications network operation and telecommunications services provision, which are (i) licensing for telecommunications networks operation and telecommunication services provision, (ii) standard operating performance, (iii) service quality standards, (iv) interconnection expenses/charges, and (v) telecommunications equipment standards. The ITRA is authorized to monitor: (i) the implementation of operation performance; (ii) competition among services operators; and (iii) compliance with set industry standards. As part of its supervision function, the ITRA shall supervise the operating performance, business competition and utilization of telecommunications tools and devices in telecommunications network operation and telecommunications services provision. The controlling function of the ITRA consists of (i) settlement of any dispute resolution among network and service operators; (ii) the control of the use of telecommunications equipment and (iii) the implementation of service quality standards.

Classification of Telecommunications Providers

The Telecommunications Law classifies telecommunications providers into (i) network operators, (ii) services providers and (iii) special providers. Network operators are further classified as (i) fixed telecommunications network operators and (ii) mobile telecommunications network operators. Under the Telecommunications Law, licenses are required for each category of telecommunications operators. A telecommunications network operator is licensed to own and/or operate a telecommunications network. By contrast, a telecommunications service provider license allows a service provider to provide services, but does not require such provider to own a network. Special telecommunications licenses are required for providers of private telecommunications services or for purposes relating to broadcasting and national security interests. The Telecommunications Network Regulation provides that telecommunications network operating licenses must be issued by the MOCIT. The Telecommunications Services Regulation differentiates the basic telephony service operating license to be issued by the MOCIT from the other value-added telephony and some multimedia service operating licenses issued by the DGPIM.

Termination of Exclusivity Rights

In 1995, Telkom was granted a monopoly to provide local fixed-line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. We and Satelindo (which subsequently merged with us) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law and Ministry of Communication Decree No. KM 21 of 2001, the Government terminated the exclusive rights of Telkom and the duopoly rights of our Company and Satelindo. The Government instead adopted a duopoly policy with Telkom and us competing as full network and service providers.

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

In an attempt to liberalize DLD services, the Government issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. On April 1, 2005, the MOCIT announced that three-digit access codes for DLD calls will be implemented gradually within five years of such date and that it would assign us the “011” DLD access code for five major cities, including Jakarta, and allow us to progressively expand to all other area codes within five years. Telkom was assigned “017” as its DLD access code. On December 3, 2007, MOCIT promulgated regulation No. 43/P/M.KOMINFO/12/2007, amended subsequently, which delayed the implementation of the DLD access code until April 3, 2008 and also set forth a schedule on implementing “01X” long distance access. In January 2007, the Government implemented new interconnection regulations and a five-digit access code system for VoIP services. In April 2008, these access codes were implemented in Balikpapan. Balikpapan residents are able to choose from options “0,” “01016” or “01017” to connect their long distance calls. Whether the DLD access code will be implemented in other cities will be based on a study by the ITRA of our Company and Telkom’s fixed phone service customers.

Tariff for Fixed and Cellular Services

The MOCIT is responsible for setting and adjusting tariff formulas. In 2006, the MOCIT promulgated a number of ministerial decrees and/or regulations, such as (i) No. 8/Per/M.Kominfo/02/2006 on cost-based interconnection, (ii) No. 1/PER/M.Kominfo/1/2006 (as last amended by No. 31 of 2012), No. 2/PER/M.Kominfo/1/2006, No. 4/Per/M.Kominfo/1/2006, No. 7/PER/M.Kominfo/2/2006 (as last amended by No. 32 of 2012), and No. 29/PER/M.Kominfo/3/2006 on 3G Service Provision, (iii) No. 5/Per/M.Kominfo/1/2006 on Telecommunication Kiosk, (iv) No. 11/Per/M.Kominfo/02/2006 on Lawful Interception, and (v) MOCIT Decree No. 181/Kep/M.Kominfo/12/2006 on Migration of fixed wireless access Network to 800MHz Allocated Frequency (as last amended by No. 363/Kep/M.Kominfo/10/2009).

In 2007, the MOCIT promulgated new ministerial decrees, including No. 162/Kep/M.Kominfo/5/2007 on the 800 MHz radio frequency channel allocation for operating FWA-CDMA and cellular networks (amendment of MOCIT decree No. 181/Kep/M.Kominfo/12/2006), MOCIT Regulation No. 05/PER/M.Kominfo/2/2007 on Guidance For Tariff Implementation on USO Contributions (as last amended by No. 26/PER/M.Kominfo/07/2008), No. 03/PER/M.KOMINFO/1/2007 on Leased Circuits and MOCIT Regulation No. 43/P/M.Kominfo/12/2007 on changes to all four FTPs (Fundamental Technical Plans)—2000, which delayed the date of implementation of the long distance access code in Balikpapan to April 3, 2008.

In April 2008, the MOCIT promulgated ministerial regulation No. 9/PER/M.Kominfo/04/2008 on tariff determination for cellular services, which revoked MOCIT regulation No. 12/PER/M.Kominfo/02/2006 and determines the type and structure of cellular retail tariffs based on a formula, and No. 15/Per/M.Kominfo/04/2008 on tariff determination for basic telephony services through fixed networks, which revoked MOCIT regulation No. 9/PER/M.Kominfo/02/2006. The tariff covers basic telephony, roaming and multimedia services. The tariff for basic telephony services includes activation fees, monthly fees, usage fees and value-added service fees. Ceiling tariffs for retail cellular services differ between operators due to the use of different calculation methods. Based on the new regulation, the tariff value of basic telephony services through fixed networks and SMS as an additional facility must be calculated by the operator using a cost-based formula with the calculation results stated as ceiling tariffs. The Government is expected to change the fixed telecommunications tariff formulations in the near future. In 2012, in connection with the utilization of 2.1GHz radio frequency band for cellular services, MOCIT promulgated a number of ministerial regulations, such as (i) MOCIT Regulation No. 31 of 2012 (as amendment to the MOCIT Regulation No 1/PER/M.Kominfo/1/2006), (ii) MOCIT Regulation No. 32 of 2012 (as amendment to the MOCIT Regulation No. 7/PER/M.Kominfo/2/2006), and (iii) MOCIT Regulation No. 43 of 2012.

Consumer Protection

On August 6, 2013, MOCIT promulgated MOCIT Regulation 21/2013, which reformed the governance and licensing of the provision of downloadable multimedia and content services and imposed certain consumer protection requirements in relation to the provision of premium SMS services by network providers. MOCIT Regulation 21/2013 requires network operators such as our Company and premium SMS content providers to obtain a license from the DGIPM to provide premium SMS services. Furthermore, MOCIT Regulation 21/2013 stipulates that network operators are responsible for the accuracy and transparency of tariff, billing, charges and the data content delivered to customers. Furthermore, a network operator is obliged to:

a.	connect users with the content provider which the user has chosen;

b.	record any users who have registered to subscribe for data content services;

c.	manage billing records for services provided to customers;

d.	maintain adequate network quality between users and content providers;

e.	deregister users from data content services whenever requested;

f.	remove users’ data and content-related data after the deregistration process is completed.

Furthermore, MOCIT Regulation 21/2013 stipulates that tariff charged to users are to consist only of network costs, content supply costs and content costs. Network cost is defined to consist of (i) costs for registration and unregistration process by users, (ii) content delivery costs to users and (iii) costs for sending notification to users. MOCIT Regulation 21/2013 also stipulates that any network provider’s customers who intend to cease subscribing content services from such network provider must be able to do so free of charge.

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

Pursuant to Government Regulation No. 7/2009, as amended by Government Regulation No. 76 of 2010, and MOCIT Regulation No. 05/PER/M.Kominfo/2/2007, as amended by MOCIT Regulation No. 26/PER/M.Kominfo/07/2008, the Government determined the USO tariff to be 1.25% of an amount equal to gross revenues less interconnection expenses paid to other telecommunication carriers and bad debts.

In March 2004, the MOCIT promulgated Decree No. KM 34 of 2004, which included specifications for USO implementation program zones, technical requirements, operation, financing and monitoring. Decree No. KM 34 of 2004 was replaced with MOCIT Regulation No. 11/Per/M.Kominfo/4/2007, which, in turn, was amended by MOCIT Regulation No. 38/Per/M.Kominfo/09/2007, which regulates the procedure for utilizing USO funds to develop network and telecommunication services in areas with no telecommunication network. In 2008, the Government promulgated MOCIT Regulation No. 32/Per/M.Kominfo/10/2008 (as amended by MOCIT Regulation No. 03/Per/M.Kominfo/02/2010), which replaced MOCIT Regulation No. 11/Per/M.Kominfo/4/2007. According to this decree, a telecommunication network provider which has won tender to provide telecommunication services in areas with no telecommunication network (a “USO Zone”) will use the funds collected through the USO tariff to provide telecommunication access and services, including telephony service, SMS and internet access. While providing such telecommunication service in USO Zones, a telecommunications provider has the right to: (i) use technology, (ii) enter into interconnection arrangement with other telecommunication providers, and (iii) use a frequency spectrum of 2.390-2.400 MHz.

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

Satellite Regulation

The international satellite industry is highly regulated. In addition to domestic licensing and regulation in Indonesia, both the in-orbit placement and operation of our satellites are subject to registration with the Radio Regulation Bureau. Following the World Radiocommunication Conference, which took place from October 22, 2007 to November 16, 2007, some of Indonesia’s satellite characteristics at orbital slots 113E.L. and 150.5E.L. have been reinstated by the International Telecommunication Union. To facilitate utilization of the 150.5E.L. orbital slot, the DGPT promulgated Decree No. 79/DIRJEN/2009 on March 12, 2009, which created a working group consisting of the DGPT (which function had been delegated to the Directorate General of Post and Informatics Resources and Facilities), Telkom and us. In conjunction, on March 16, 2009, the MOCIT issued Letter No. 110/M. Kominfo/03/2009 agreeing to work with us and Telkom to facilitate prompt utilization of the orbital slot.

On December 17, 2011, the MOCIT issued Letter No. 460/M.KOMINFO/12/2011 approving the utilization of the Indonesian satellite filings for the 150.5E.L. orbital slot by Indosat as a closed fixed network provider. On March 26, 2014, the MOCIT declared that it will not extend our license to utilize the 150.5E.L. satellite orbital slot and that such utilization license will expire as of September 1, 2015.

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

In 2013, we submitted an application to the MOCIT to migrate the fixed wireless platform currently utilized on our 800 MHz spectrum allocation to a cellular platform. However, there can be no assurance that the MOCIT will approve our application.

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

Moreover, on March 30, 2009 the Minister of Home Affairs, the Minister of Public Works, the MOCIT and the Head of the Indonesia Investment Coordinating Board promulgated the Joint Regulation No. 19/Per/M. Kominfo/03/2009 on the Guidelines on Construction and Utilization of Sharing Telecommunication Towers (the “Joint Regulation”) requires a tower construction permit for every tower built and used for telecommunications services demonstrating compliance with certain technical specifications. However, through the enactment of this Joint Regulation, the Tower Decree prevails as long as any provision contemplated therein is not contrary with the provisions regulated under the Joint Regulation.

Other than the Joint Regulation and the Tower Decree, several regional authorities have implemented regulations limiting the number and location of telecommunication towers and require operators to share in the utilization of telecommunications towers.

On September 9, 2009, parliament passed Act No. 28 of 2009 regarding local and regional taxes which took effect on January 1, 2010 and which imposes a new kind of tax that may add regulatory costs to the operation of our towers. The new tax is limited to a maximum of 2% of the tax object’s selling value, which refers to the resale value of the tower determined by the relevant tax authorities. The implementation of the new tax will be largely influenced by regional government policies.

Item 4A: UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto as of December 31, 2011 (restated), 2012 (restated) and 2013. The audited consolidated financial statements have been prepared in accordance with IFRS. Certain amounts (including percentage amounts) have been rounded for convenience. This discussion contains forward-looking statements that reflect our current views with respect to future events and our future financial performance. These statements involve risks and uncertainties, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of particular factors such as those set forth under “Forward-Looking Statements” and Item 3. “Key Information—Risk Factors” and elsewhere in this report.

A. OPERATING RESULTS

We are a fully integrated Indonesian telecommunications network and service provider and provide a full complement of national and international telecommunications services in Indonesia. As of December 31, 2013, we were one of the three largest cellular operators in Indonesia in terms of number of cellular subscribers based on available market data. We provide MIDI services to Indonesian and regional corporate and retail customers as well as international long-distance services in Indonesia.

Factors Affecting our Results of Operations and Financial Condition

Our results of operations and financial condition have been affected and will continue to be affected by a number of factors, including the following:

Cellular Subscriber Base and Usage Patterns

Our number of cellular subscribers and their usage of our cellular services directly affects our cellular operating revenues as well as our operating expenses, including interconnection expenses and depreciation and amortization expenses. In order to meet increasing demand for our services, we may be required to expand our cellular network coverage and capacity, which requires additional capital expenditures. Increases in our capital expenditures affect our cash flows, interest expense and depreciation expense.

We were one of the three largest cellular operators in Indonesia, as measured by the number of cellular subscribers, with 59.6 million subscribers as of December 31, 2013. Our total cellular subscribers increased by approximately 13.1% from 51.7 million as of December 31, 2011 to 58.5 million as of December 31, 2012 and by approximately 1.9% to 59.6 million as of December 31, 2013.

In Indonesia mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. Over 40% of our total cellular revenues in 2013 were derived from voice services, but the growing popularity of smartphones, the popularity of social networking sites and the development of other popular online content, has contributed to the growth of our data revenues in recent years.

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

Based on our internal estimates, the three major providers of wireless services in Indonesia, Telkomsel, XL and us, accounted for almost 80% of the cellular subscriber base in Indonesia in 2013. We compete with Telkomsel and XL primarily on the basis of network coverage, quality of service and price. We believe that the size of our subscriber base provides us with a significant competitive advantage over the smaller cellular providers, since we have a larger base of “on net” subscribers and we are able to provide more attractive pricing for on net calls, since we do not pay any interconnection charges to third parties.

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

Tower Sale Transaction

On February 7, 2012, we entered into an Asset Purchase Agreement with Tower Bersama, whereby we agreed to sell 2,500 of our telecommunication towers to Tower Bersama for a total consideration of US$541.5 million, consisting of upfront consideration with a fair value of US$429.4 million and a maximum potential deferred payment of US$112.5 million. The upfront payment includes cash and newly issued TBIG shares of not less than 5% of the increase in TBIG’s capital stock (upon the rights issue of TBIG). Based on the agreement, we also agreed to lease back the spaces in the 2,500 telecommunication towers for a 10-year period with a fixed monthly lease rate of US$1,300 per tower.

On August 2, 2012, we and Tower Bersama closed the sale and leaseback transaction of 2,500 telecommunication towers. The consideration paid at closing was US$429.4 million consisting of cash of US$326.3 million and 5% share ownership in TBIG, which had a fair value of US$103.1 million as of August 2, 2012.

The total consideration received at closing of US$429.4 million (equivalent to approximately Rp4,070,187 million) was allocated for the sale of property and equipment amounting to Rp3,870,600 million and the remainder was allocated for prepaid land lease and existing tower lease contracts from the 2,500 towers. The total carrying amount of the separately identifiable components of the transaction as of the closing date amounted to Rp1,534,494 million, which includes the carrying amount of the property and equipment sold as of the closing date of the transaction that amounted to Rp1,372,674 million. As of the closing date, we recorded the excess of the selling price over the carrying amounts amounting to Rp2,535,693 million (including the Rp2,497,926 million from the sale of property and equipments) as “Gain on Sale of Towers” of Rp1,125.2 billion, and “Deferred Gain on Sales and Leaseback” of Rp1,410.5 billion. As of December 31, 2012, we recorded a total gain on the sale of the towers amounting to Rp1,183,963 million as “Gain on Tower Sale.” The sale and leaseback transaction has been accounted for as resulting in a finance lease. Rp58,771 million of the deferred gain was amortized to the income statement in 2012. The deferred gain is being amortized over the term of the lease period of 10 years. As of December 31, 2013, following one year’s amortization the remaining balance of the deferred gain from the sale and lease back transaction amounted to Rp1,210.7 billion (US$99.3 million).

On March 19, 2014, we divested the remainder of our share ownership in TBIG for an aggregate gross proceed of Rp1,391.0 billion. For more information see “Item 4. Divestiture of Our Entire Shareholding in PT Tower Bersama Infrastructure Tbk (“TBIG”)”.

Capital Expenditures

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our technology, which involves substantial capital investment. For the years ended December 31, 2011, 2012 and 2013, our actual consolidated capital expenditures totaled Rp6,511.3 billion, Rp8,396.6 billion and Rp9,371.0 billion (US$768.8 million), respectively. During 2014, we intend to allocate approximately Rp9,871.9 billion (US$809.9 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2014 for capital expenditure commitments in prior periods, will result in approximately Rp15,506.9 billion (US$1,272.2 million) total actual capital expenditures for 2014, which we intend to use for the development of fixed assets in our cellular, fixed data and fixed telecommunications business lines. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. In 2014, we expect to focus on the modernization of our cellular network in Greater Jakarta, other parts of Java including Surabaya, Bandung, Yogyakarta, Semarang, Sukabumi and Garut and in certain cities outside Java including Medan, Banjarmasin, Lampung, Batam and Palembang. We expect to continue to finance our capital expenditures through such sources. In addition, we also applied a portion of the cash proceeds from the Tower Sale Transaction completed in 2012 towards funding our capital expenditures in 2013. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2014, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

In addition, unexpected changes in technology, demand for increased network capacity from our subscribers and responses to the operations and product innovation of our competitors may require us to increase our capital expenditures, which could affect our revenues, operating results and financial condition.

Foreign Exchange Volatility

The Indonesian rupiah has appreciated considerably over the last decade from its low point of approximately Rp17,000 per U.S. dollar during the Asian financial crisis. During the period between January 1, 2011 through December 31, 2013, the Indonesian rupiah/U.S. dollar middle exchange rate announced by Bank Indonesia ranged from a low of Rp12,270 per U.S. dollar to a high of Rp8,460 per U.S. dollar, and, during the year 2013, the Indonesian rupiah/U.S. dollar middle exchange rate announced by Bank Indonesia ranged from a low of Rp12,270 per U.S. dollar to a high of Rp9,634 per U.S. dollar. The middle exchange rate announced by Bank Indonesia on December 31, 2013 was Rp12,189 per U.S. dollar. While a substantial portion of our operating revenues is denominated in Indonesian rupiah, a portion of our operating revenues is U.S. dollar-denominated. In addition, a substantial portion of our borrowings, capital expenditures and operating expenses, including interest payments on our Guaranteed Notes due 2020 are denominated in currencies other than Indonesian rupiah, principally the U.S. dollar. As of December 31, 2013, 53.3% of our borrowings were denominated in Indonesian rupiah, with the balance in U.S. dollars. A depreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, the Indonesia rupiah value of expenses payable in U.S. dollars will increase by the same factor, thereby requiring us to convert more Indonesian rupiah to pay our U.S. dollar obligations. Conversely, an appreciation in the value of the Indonesian rupiah against the U.S. dollar affects our financial condition and results of operations because, among other things, it causes a decrease in revenue from foreign carriers for inbound international calls, roaming by foreign carriers’ subscribers in Indonesia and operating revenues from our MIDI services and satellite operations. For the year ended December 31, 2011, we recorded a gain on foreign exchange-net of Rp36.7 billion, for the year ended December 31, 2012, we recorded a loss on foreign exchange-net of Rp744.6 billion and for the year ended December 31, 2013, we recorded a loss on foreign exchange-net of Rp2,786.9 billion (US$228.7 million). In addition, certain of our monetary assets and liabilities are subject to foreign currency exposure. These monetary assets primarily consist of cash, cash equivalents and accounts receivable from foreign telecommunications carriers, as well as our foreign currency-denominated accounts receivable. Our monetary liabilities subject to foreign currency exposure consist of procurements payable, loans payable and bonds payable which were incurred for capital expenditure-related liabilities. The level of our net monetary assets is influenced by the extent to which incoming calls exceed outgoing calls in our IDD business and our foreign currency denominated source of revenues.

We cannot assure you that we will be able to manage our exchange rate risk successfully in the future or that we will not continue to be adversely affected by our exposure to exchange rate risk. Our exposure to foreign exchange fluctuations, particularly as against the U.S. dollar, may increase if we incur additional U.S. dollar-denominated debt to finance our capital expenditure plans.

In February and March 2009, we obtained consents to amendments to certain of our debt instruments and agreements in order to provide additional flexibility in our debt to equity, debt to EBITDA and EBITDA to interest payment ratio maintenance covenants. While we believe that such amendments will provide us with sufficient cushion in the event of volatility in the Indonesian rupiah/U.S. dollar exchange rates, we cannot assure you that further and more intense volatility than that experienced in the past 12 months will not occur, which could cause us to breach our financial covenants. See “—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

Overview of Operations

Operating Revenues

We generate operating revenues primarily by providing cellular, MIDI and fixed telecommunications (principally international long-distance) services. The following table sets forth the breakdown of our total operating revenues and the percentage contribution of each of our services to our total operating revenues for each of the periods indicated:

	For the years ended December 31,
	2011		2012		2013
	Rp (Restated)%		Rp (Restated)%		Rp	US$	%
	(Rp in billions, US$ in millions, except percentages)
Cellular services	16,587.4	80.8	18,489.3	82.5	19,374.6	1,589.5	81.2
MIDI services	2,694.2	13.1	2,909.8	13.0	3,266.5	268.0	13.7
Fixed telecommunications	1,250.0	6.1	1,021.5	4.5	1,214.8	99.7	5.1

Total operating revenues	20,531.6	100.0	22,420.6	100.0	23,855.9	1,957.2	100.0

The principal drivers of our operating revenues for all of our services are our subscriber base, usage levels and the rates for services. Usage levels for our services are affected by several factors, including continued growth in demand for telecommunications services in Indonesia, the continued development of the Indonesian economy and competition.

Cellular Services. We derive our cellular services operating revenues from charges for cellular usage, value-added features, monthly subscriptions, sales of cellular handsets, and connection fees, as well as interconnection charges from other telecommunications providers and tower leasing fees.

The following table sets forth the components of our cellular services operating revenues for the periods indicated:

	For the years ended December 31,
	2011		2012		2013
	Rp (Restated)%		Rp (Restated)%		Rp	US$	%
	(Rp in billions, US$ in millions, except percentages)
Usage charges	8,203.8	49.5	8,629.7	46.7	9,281.3	761.4	47.9
Value-added services	7,502.1	45.2	7,868.4	42.6	8,408.3	689.8	43.4
Interconnection revenues	1,182.4	7.1	2,175.0	11.8	2,430.8	199.4	12.5
Tower leasing	419.7	2.5	504.9	2.7	573.3	47.0	3.0
Monthly subscription charges	134.0	0.8	136.4	0.7	127.6	10.5	0.7
Connection fee	14.2	0.1	12.6	0.0	2.1	0.2	0.0
Sale of BlackBerry™ handsets	1.7	0.0	0.2	0.0	4.5	0.4	0.0
Others	245.9	1.5	184.4	1.0	218.6	18.0	1.1
Up front discount and customer loyalty program	(1,116.4)	–6.7	(1,022.3)	–5.5	(1,671.9)	(137.2)	–8.6

Total cellular services operating revenues	16,587.4	100.0	18,489.3	100.0	19,374.6	1,589.5	100.0

A substantial proportion of our cellular subscribers, approximately 98.7% as of December 31, 2013, are prepaid subscribers. We offer a variety of value-added services to our prepaid subscribers, which have increased cellular services operating revenues from data usage, SMS and value-added SMS, which allows subscribers to access a variety of information, such as politics, sports and business news. Revenues from value-added services (including SMS) represented 45.2%, 42.6% and 43.4% of our cellular services operating revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We expect the revenues derived from data usage to increase, which we believe will be primarily driven by our wireless broadband services, the popularity of social networking sites and the development of other popular online content.

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

•	sales of cellular handsets are recognized upon delivery to the customers;

•	revenues from cellular data communications are recognized based on the duration and quantity of usage;

•	cellular revenues are presented on a net basis, after compensation to value added service providers;

•	revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

As part of our brand remapping strategy, in January 2013, we ceased marketing wireless broadband services as a standalone cellular service. Existing wireless broadband subscribers may still use our wireless broadband services as part of our cellular services and we still derive revenues therefrom based on the volume of usage or fixed monthly charges depending on the arrangement with the customers.

MIDI Services. Our MIDI services operating revenues consist primarily of revenues from (i) Internet services provided by us, IM2 and Lintasarta, (ii) IP VPN services, high-speed leased lines and frame relay services provided by us and Lintasarta, (iii) digital data network services provided by Lintasarta, (iv) satellite services, and (v) World link and Direct link.

We defer installation service revenues for Internet services, frame net, World link and Direct line services, upon the completion of the installation or connection of equipment, and recognize as revenue over the expected customer relationship. We recognize revenues from monthly service fees and other MIDI services as the services are rendered. Revenues from usage charges for Internet services are recognized monthly based on the duration of Internet usage or based on the fixed amount of charges depending on the arrangement with the customers. We record satellite revenues on a straight-line basis over the lease period for the transponder. Monthly rent for satellite transponder capacity is based primarily on leased capacity.

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

Fixed Telecommunications Services. Fixed telecommunications services include international long-distance, fixed wireless access services, and fixed line services. International long-distance services, which are comprised of our “001” and “008” IDD services, “Flatcall 01016” as well as operator-assisted and value-added services, represented 84.0% of our operating revenues from fixed telecommunications services for the year ended December 31, 2013. Fixed wireless access and fixed line services represented the remaining balance.

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

Fixed Wireless Access Services. As of December 31, 2013, we had 111,799 “StarOne” fixed wireless access subscribers in 83 cities in Indonesia. By the end of 2010, we expanded our fixed wireless access services to several additional cities in order to create capacity for approximately four million fixed wireless access subscribers.

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

Operating Expenses

Our principal operating expenses include cost of services, depreciation and amortization, personnel expenses, marketing expenses, general and administration expenses. Starting in 2012, we reclassified several portions of our other income (expenses) to operating expense (including gain from foreign exchange, gain on tower sales and others—net) to conform with the presentation of financial statements under OJK or BAPEPAM rules.

Certain of our expenses are denominated in U.S. dollars or currencies other than the Indonesian rupiah. Such expenses include those for international interconnection settlements, certain maintenance agreements and consultancy fees.

Cost of Services. Costs of services expenses include radio frequency fee, interconnection expenses, maintenance, utilities, rents, BlackBerry™ access fee, leased circuits, the cost of SIM cards and pulse reload vouchers, USO, installation and concession fee.

Depreciation and Amortization. We use the straight-line depreciation method for our property, facilities and equipment over their estimated useful lives. A significant portion of our depreciation expenses relate to our cellular services assets. As we continue to expand and enhance the coverage, capacity and quality of our networks, we expect expenses for depreciation to increase. On August 2, 2012, we and Tower Bersama closed the sale and leaseback transaction of 2,500 telecommunication towers. Since the sale and leaseback transaction has been accounted for as resulting in a finance lease, we recognized the leased assets on our balance sheet and recognize depreciation expense on the leased assets.

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

Gain on Tower Sale. Gain on tower sale consists of the gain amounting to Rp1,125.2 billion that we recognized from the sale of tower slots not leased back by us from the tower sales and leaseback transaction with Tower Bersama and the amortization of deferred gain amounting to Rp58.8 billion from the tower slots that we leased back from August 2012 to December 2012. Operating expenses for the year ended December 31, 2012 decreased by the amount of the gain on the tower sale in 2012.

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

Other Income (Expense)

The major components of our other income (expense) are interest income, gain (loss) on foreign exchange—net, financing cost and gain (loss) on change in the fair value of derivatives—net. Foreign exchange gain or loss primarily includes the gain (loss) on foreign exchange incurred primarily from our long term debt. See “Item 11: Quantitative and Qualitative Disclosures About Market Risk.” Financing cost primarily includes interest on loans and finance charges under finance leases, including leases of tower slots.

Taxation

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current period operations, except to the extent that they relate to items previously charged or credited to equity.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

Profit (Loss) Attributable to Owners of the Company

Our profit (loss) attributable to owners of the Company for the years ended December 31, 2011, 2012 and 2013 is not necessarily reflective of our operating revenues and operating income during such periods, in part due to large fluctuations in several non-operating items, which have impacted our profit (loss) attributable to owners of the Company over such periods. Such non-operating items include, among others, fluctuations in income tax deferred, gain or loss on foreign exchange-net, and gain or loss on change in the fair value of derivatives-net. We expect these fluctuations to continue.

Results of Operations

The following table sets forth selected comprehensive income data expressed as a percentage of total operating revenues for the periods indicated:

	For the years ended December 31,
	2011	2012	2013
	(Restated)	(Restated)
Operating revenues:
Cellular	80.8%	82.5%	81.2%
MIDI	13.1%	13.0%	13.7%
Fixed telecommunications	6.1%	4.5%	5.1%

Total operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Cost of services	36.8%	39.7%	41.7%
Depreciation and amortization	32.0%	36.9%	37.6%
Personnel	8.9%	6.3%	7.3%
General and administration	2.7%	2.8%	3.8%
Marketing	4.2%	4.1%	3.7%
Gain on foreign exchange	(0.4)%	(0.2)%	(0.9)%
Gain on tower sale	—	(5.3)%	(0.6)%
Others—net	0.0%	1.4%	1.1%

Total operating expenses	84.2%	85.7%	93.7%

Net Profit:
Operating income	15.8%	14.3%	6.3%
Other expense—net	(8.9)%	(12.2)%	(20.3)%
Profit before income tax	6.9%	2.1%	(14.0)%
Income tax benefit (expense)—net	(1.4)%	0.1%	2.8%
Profit (loss) attributable to Owners of the Company	5.0%	1.7%	(11.7)%
Profit (loss) attributable to Non-controlling interest	0.5%	0.5%	0.5%

The following table sets forth our operating revenues from our various business segments for the periods indicated:

	For the years ended December 31,
	2011		2012		2013
	Rp	%	Rp	%	Rp	US$	%
	(Restated)		(Restated)
	(Rp in billions, US$ in millions, except percentages)
Cellular Services
Usage charges	8,203.8	49.5	8,629.7	46.7	9,281.3	761.4	47.9
Value-added services	7,502.1	45.2	7,868.4	42.6	8,408.3	689.8	43.4
Interconnection revenues	1,182.4	7.1	2,175.0	11.8	2,430.8	199.4	12.5
Tower leasing	419.7	2.5	504.9	2.7	573.3	47.0	3.0
Monthly subscription charges	134.0	0.8	136.4	0.7	127.6	10.5	0.7
Connection fee	14.2	0.1	12.6	0.0	2.1	0.2	0.0
Sale of BlackBerry™ handsets	1.7	0.0	0.2	0.0	4.5	0.4	0.0
Others	245.9	1.5	184.4	1.0	218.6	18.0	1.1
Up front discount and customer loyalty program	(1,116.4)	–6.7	(1,022.3)	–5.5	(1,671.9)	(137.2)	–8.6

Subtotal	16,587.4	100.0	18,489.3	100.0	19,374.6	1,589.5	100.0

MIDI
IP VPN	695.9	25.8	711.4	24.4	706.0	57.9	21.6
Internet	375.7	14.0	422.1	14.5	696.2	57.1	21.3
World link and direct link	295.0	11.0	314.9	10.8	340.7	28.0	10.4
Leased line	263.7	9.8	150.4	5.2	169.9	14.0	5.2
Application services	192.6	7.1	251.9	8.7	283.8	23.3	8.7
Satellite lease	150.9	5.6	213.0	7.3	278.2	22.8	8.5
Value-added Service	264.6	9.8	173.9	6.0	52.3	4.3	1.6
Frame net	123.2	4.6	135.8	4.7	93.4	7.7	2.9
Digital data network	103.1	3.8	112.6	3.9	110.1	9.0	3.4
TV link	6.1	0.2	6.0	0.2	8.2	0.7	0.3
MPLS	89.9	3.3	304.9	10.5	380.8	31.2	11.7
Others	133.5	5.0	112.9	3.8	146.9	12.0	4.4

Subtotal	2,694.2	100.0	2,909.8	100.0	3,266.5	268.0	100.0

Fixed Telecommunications
International Calls	934.0	74.7	801.5	78.5	1,020.0	83.7	84.0
Fixed Wireless	192.8	15.4	98.3	9.6	59.6	4.9	4.9
Fixed Line	123.2	9.9	121.7	11.9	135.2	11.1	11.1

Subtotal	1,250.0	100.0	1,021.5	100.0	1,214.8	99.7	100.0

Total	20,531.6		22,420.6		23,855.9	1,957.2

Year ended December 31, 2012 compared to Year ended December 31, 2013

Operating Revenues

Total operating revenues increased from Rp22,420.6 billion in 2012 to Rp23,855.9 billion (US$1,957.2 million) in 2013, or 6.4%, primarily as a result of an increase in operating revenues from cellular services and from MIDI services. During 2013, operating revenues from cellular services increased by Rp885.3 billion, or 4.8%, from Rp18,489.3 billion in 2012 to Rp19,374.6 billion (US$1,589.5 million) in 2013. Operating revenues from MIDI services increased by Rp356.7 billion, or 12.3%, from Rp2,909.8 billion in 2012 to Rp3,266.5 billion (US$268.0 million) in 2013. Operating revenues from fixed telecommunications services in 2013 increased by Rp193.3 billion, or 18.9%, from Rp1,021.5 billion in 2012 to Rp1,214.8 billion (US$99.7 million) in 2013.

Cellular Services. In 2013, we recorded cellular services operating revenues of Rp19,374.6 billion (US$1,589.5 million), an increase of 4.8% from Rp18,489.3 billion in 2012. The increase was primarily a result of an increase in operating revenues from usage charges, data usage, value-added SMS and SMS interconnection revenue, which was partially offset by a significant increase in upfront discounts and customer loyalty programs relating to discounts provided for outbound data roaming services in relation to a data roaming package which we introduced in 2013. Operating revenues from cellular services represented 81.2% of our total operating revenues for 2013, which is lower than the percentage for 2012.

Usage charges increased by Rp651.6 billion, or 7.6%, from 2012 to Rp9,281.3 billion (US$761.4 million) in 2013, and represented 47.9% of our total cellular services operating revenues. This increase in usage charges was primarily due to an increase in outbound data roaming services.

MIDI Services. In 2013, operating revenues from MIDI services increased by Rp356.7 billion from Rp2,909.8 billion in 2012 to Rp3,266.5 billion (US$268.0 million) in 2013. IP VPN operating revenues decreased by Rp5.4 billion from Rp711.4 billion in 2012 to Rp706.0 billion (US$57.9 million) in 2013. The increase in MIDI services operating revenues was primarily due to an increase in the usage of international and domestic leased circuit and MPLS-based services.

Fixed Telecommunications Services. There was an increase in fixed telecommunications services operating revenues of Rp193.3 billion, or 18.9%, from Rp1,021.5 billion in 2012 to Rp1,214.8 billion (US$99.7 million) in 2013. Operating revenues from international calls and fixed wireless access services represented 84.0% and 4.9% of fixed telecommunications services operating revenues in 2013, respectively. The remaining 11.1% of fixed telecommunications services operating revenues in 2013 was generated by fixed line. Revenues from international calls increased from Rp801.5 billion in 2012 to Rp1,020.0 billion (US$83.7 million) in 2013 due to an increase in incoming IDD traffic from Indosat and non-Indosat subscribers and an increase in fixed line usage.

Operating Expenses

Operating expenses increased by Rp3,141.1 billion, or 16.3%, from Rp19,223.1 billion in 2012 to Rp22,364.2 billion (US$1,834.8 million) in 2013, primarily due to an increase in depreciation and amortization expenses, cost of services, personnel expenses, general and administration expenses.

Depreciation and amortization expenses increased by Rp685.6 billion, or 8.3%, from Rp8,284.0 billion in 2012 to Rp8,969.6 billion (US$735.9 million) in 2013, primarily as a result of the decrease in the useful lives of our cellular technical equipment from 10 years to eight years, which took effect in 2013, based on our review of the estimated useful life of those assets and continued growth of our fixed asset base. The total cost of our property and equipment increased by Rp8,647.6 billion, or 9.8%, from Rp88,417.6 billion in 2012 to Rp97,065.3 billion (US$7,963.4 million) in 2013.

Cost of services expenses increased by Rp1,050.8 billion, or 11.8%, from Rp8,905.7 billion in 2012 to Rp9,956.5 billion (US$816.8 million) in 2013, primarily as a result of an increase of SMS interconnection charges due to the implementation of our “SMS Suka-Suka” free SMS promotional scheme which increased SMS traffic to non-Indosat subscribers and an increase in leased circuits due to additional transmission links leased in 2013.

Personnel expenses increased by Rp324.3 billion, or 23.0%, from Rp1,410.2 billion in 2012 to Rp1,734.4 billion (US$142.3 million) in 2013, primarily due to compensation expense related to severance packages provided to certain of our employees and an increase in headcount.

Marketing expenses decreased by Rp26.7 billion, or 2.9%, from Rp920.3 billion in 2012 to Rp893.6 billion (US$73.3 million) in 2013, primarily due to the implementation in 2013 of a performance-based incentive fee paid to distributors.

General and administration expenses increased by Rp276.0 billion, or 44.1%, from Rp625.5 billion in 2012 to Rp901.5 billion (US$74 million) in 2013, primarily due to an increase in professional fees mainly to technical consultants in connection with the modernization of our network and legal expenses in connection with the litigation relating to IM2 and the former President Director of IM2 and provisions for impairment receivables.

Gain on tower sale. We recorded a gain on tower sales amounting to Rp141.1 billion (US$11.6 million) from the tower sale and leaseback transaction with Tower Bersama that closed in August 2012.

Gain on foreign exchange. We recorded an increase in gain on foreign exchange of Rp179.7 billion, or 401.2%, from Rp44.8 billion in 2012 to Rp224.5 billion (US$18.4 million) in 2013 primarily due to an increase in our cash and U.S. dollar-denominated cash and cash equivalents provided by interconnection fees derived from international carriers.

Others—net. Others—net expense decreased by Rp32.1 billion, or 10.5%, from Rp306.1 billion in 2012 to Rp274.0 billion (US$22.5 million) in 2013 mainly due to an increase in gain on sale of technical equipment and dividend income primarily from Asean Cableship Pte. Ltd. and TBIG which were partially offset by an expense relating to provisions for VAT payable adjustments recognized for the 2009, 2012 and 2013 fiscal years in relation to revenues from international incoming call.

Operating Income

As a result of the above factors, operating income decreased by Rp1,705.8 billion, or 53.3%, from Rp3,197.5 billion in 2012 to Rp1,491.7 billion (US$122.4 million) in 2013.

Other Expenses-Net

Other expenses-net increased by Rp2,114.7 billion, or 77.5%, from Rp2,728.3 billion in 2012 to Rp4,843.0 billion (US$397.4 million) in 2013, primarily due to an increase in loss on foreign exchange and in financing costs.

Loss on foreign exchange-net increased by Rp2,222.0 billion, or 281.5%, from Rp789.4 billion in 2012 to Rp3,011.4 billion (US$247.1 million) in 2013. The Indonesian rupiah/U.S. dollar middle exchange rate announced by Bank Indonesia increased from Rp9,670 per U.S. dollar as of December 31, 2012 to Rp12,189 per U.S. dollar as of December 31, 2013, compared to the increased from Rp9,068 per U.S. dollar as of December 31, 2011 to Rp9,670 per U.S. dollar as of December 31, 2012.

We recorded an increase in financing cost to Rp2,212.1 billion (US$181.5 million) in 2013, which represented an increase of Rp134.7 billion, or 6.5%, from Rp2,077.4 billion in 2012 primarily as a result of an increase in interest expense from our finance lease obligations.

We recorded a gain on change in fair value of derivatives-net of Rp273.3 billion (US$22.4 million), representing an increase of Rp268.3 billion, over a gain on change in fair value of derivatives-net of Rp5.0 billion in 2012 due to gains realized from mark-to-market adjustments on our foreign currency swap contracts and the settlement of foreign currency swaps contracts including those which matured in 2013.

We recorded a decrease in interest income to Rp107.2 billion (US$8.8 million) in 2013, which represented a decrease of Rp26.4 billion, or 19.7%, from Rp133.5 billion in 2012, due to a decrease in cash balances in 2013.

Income Tax Benefit (Expense)-Net

We recorded income tax benefit—net of Rp668.7 billion (US$54.9 million) in 2013 compared to income tax benefit of Rp20.5 billion in 2012. The increase in income tax benefit-net was primarily due to tax loss carryover of Rp622.5 billion (US$51.1 million).

Profit (Loss) for the Year Attributable to Owners of the Company

We recorded a loss attributable to owners of the Company of Rp2,798.6 billion (US$229.6 million) in 2013 compared to a profit attributable to owners of the Company of Rp376.5 billion in 2012 due to the foregoing factors.

Year ended December 31, 2011 compared to Year ended December 31, 2012

Total operating revenues increased from Rp20,531.6 billion in 2011 to Rp22,420.6 billion in 2012, or 9.2%, primarily as a result of an increase in our cellular services revenue and our MIDI services revenue. During 2012, operating revenues from cellular services increased by Rp1,901.9 billion, or 11.5%, from Rp16,587.4 billion in 2011 to Rp18,489.3 billion in 2012. Operating revenues from MIDI services increased by Rp215.5 billion, or 8.0%, from Rp2,694.2 billion in 2011 to Rp2,909.8 billion in 2012. Operating revenues from fixed telecommunications services in 2012 decreased by Rp228.5 billion, or 18.3%, from Rp1,250.0 billion in 2011 to Rp1,021.5 billion in 2012.

Cellular Services. In 2012, we recorded cellular services operating revenues of Rp18,489.3 billion, an increase of 11.5% from Rp16,587.4 billion in 2011. The increase was primarily a result of an increase in the number of subscribers, SMS interconnection revenue and in the revenue from tower leasing. Operating revenues from cellular services represented 82.5% of our total operating revenues for 2012, which is higher than the percentage for 2011.

Usage charges increased by Rp425.9 billion, or 5.2%, from 2011, and represented 46.7% of our total cellular services operating revenues. This increase in usage was primarily due to an increase in the total Minutes of Usage by our subscribers.

MIDI Services. In 2012, operating revenues from MIDI services increased by Rp215.5 billion from Rp2,694.2 billion in 2011 to Rp2,909.8 billion in 2012. IP VPN operating revenues represent the largest component of MIDI services operating revenue. IP VPN operating revenues increased by Rp15.5 billion from Rp695.9 billion in 2011 to Rp711.4 billion in 2012. The increase in MIDI services operating revenues, including those from international and domestic leased line services, was primarily due to an increase in usage by consumers despite a decline in prices of our services as a result of competitive pressure.

Fixed Telecommunications Services. There was a decrease in fixed telecommunications services operating revenues from Rp1,250.0 billion in 2011 to Rp1,021.5 billion in 2012. Operating revenues from international calls and fixed wireless access services represented 78.5% and 9.6%, respectively, of fixed telecommunications services operating revenues in 2012. The remaining 11.9% of fixed telecommunications services operating revenues in 2012 was generated by fixed line. Revenues from international calls decreased from Rp934.0 billion in 2011 to Rp801.5 billion in 2012 due to a decrease in outgoing IDD traffic from Indosat and non-Indosat subscribers.

Operating Expenses

Operating expenses increased by Rp1,932.8 billion, or 11.2%, from Rp17,290.3 billion in 2011 to Rp19,223.1 billion in 2012, primarily due to increases in cost of services expenses, depreciation and amortization expenses, marketing expenses, general and administration expenses and others—net expenses. This increase was offset in part by a decrease in personnel expenses, as well as by the gain on tower sale of Rp1,184.0 billion recognized in 2012 as a result of the sale and leaseback transaction on August 2, 2012.

Personnel expenses decreased by Rp419.3 billion, or 22.9%, from Rp1,829.5 billion in 2011 to Rp1,410.2 billion in 2012, primarily due to the decrease in compensation expense related to the severance packages provided to participants in the VSS program, which was launched in January 2011 and completed in June 2011 for our Company and launched in December 2011 and completed in January 2012 for Lintasarta.

Cost of services expenses increased by Rp1,358.3 billion, or 18.0%, from Rp7,547.4 billion in 2011 to Rp8,905.7 billion in 2012, primarily as a result of the implementation of the new SMS interconnection scheme, increased Governmental levies on frequency fees and 3G spectrum fees and increases in BlackBerry™ license fees.

Depreciation and amortization expenses increased by Rp1,714.7 billion or 26.1%, from Rp6,569.3 billion in 2011 to Rp8,284.0 billion in 2012, primarily as a result of the decrease in the useful lives of our cellular technical equipment from 10 years to eight years, with effect from September 2012, based on our review of the estimated useful life of those assets and continued growth of our fixed asset base. The total cost of our property and equipment increased from Rp83,056.2 billion in 2011 to Rp88,417.6 billion in 2012.

Marketing expenses increased by Rp64.6 billion, or 7.6%, from Rp855.7 billion in 2011 to Rp920.3 billion in 2012, driven primarily by an increase in advertising expenses and expenses relating to market research.

General and administration expenses increased by Rp76.0 billion, or 13.8%, from Rp549.5 billion in 2011 to Rp625.5 billion in 2012, primarily due to a increase in professional fees mainly relating to legal expenses in connection with litigation relating to the misuse of 3G license.

Gain on tower sale. We recorded a gain on tower sales amounting to Rp1,184.0 billion from the tower sale and leaseback transaction with Tower Bersama that closed in August 2012.

Gain on foreign exchange. We recorded a decrease in gain on foreign exchange from Rp90.9 billion in 2011 to Rp44.8 billion in 2012 primarily due to additional realized loss on foreign exchange from the payment of our U.S. dollar-denominated procurement payable in 2012.

Others—net. Others—net expense increased by Rp276.3 billion, or 927.0%, from Rp29.8 billion in 2011 to Rp306.0 billion in 2012 mainly due to additional consultancy fees to arrange and negotiate the tower sale and leaseback transaction and additional income tax article 23 paid to tax offices related to the tower sale and leaseback transaction in 2012.

Operating Income

As a result of the above factors, operating income decreased by Rp43.8 billion, or 1.3%, from Rp3,241.3 billion in 2011 to Rp3,197.6 billion in 2012.

Other Expenses-Net

Other expenses-net increased by Rp895.4 billion, or 48.9%, from Rp1,832.9 billion in 2011 to Rp2,728.3 billion in 2012, primarily due to an increase in loss on foreign exchange and in financing costs.

We recorded a gain on foreign exchange-net of Rp36.7 billion in 2011 compared to a loss on foreign exchange-net of Rp744.6 billion in 2012. The middle exchange rate announced by Bank Indonesia increased from Rp9,068 per U.S. dollar as of December 31, 2011 to Rp9,670 per U.S. dollar as of December 31, 2012, compared to the increase from Rp8,991 per U.S. dollar as of December 31, 2010 to Rp9,068 per U.S. dollar as of December 31, 2011.

We recorded a gain on change in fair value of derivatives-net of Rp5.0 billion in 2012, representing a decrease of Rp53.0 billion, over a gain on change in fair value of derivatives-net of Rp58.0 billion in 2011 due to an increase in currency forward contracts entered into by our Company in 2012.

We recorded an increase in interest income to Rp133.5 billion in 2012, which represented an increase of Rp40.9 billion, or 44.1%, from Rp92.6 billion in 2011, due to higher cash balance mainly from the sale and leaseback transaction in 2012.

We recorded an increase in financing cost to Rp2,077.4 billion in 2012, which represented an increase of Rp148.1 billion, or 7.7%, from Rp1,929.3 billion in 2011 as a result of an increase in interest expense from our finance lease obligations under the sale and leaseback transaction in 2012.

Income Tax Benefit (Expense)-Net

We recorded income tax benefit—net of Rp20.5 billion in 2012 compared to income tax expenses of Rp291.0 billion in 2011. The decrease in income tax expense-net was primarily due to a decrease in income before tax resulting from a decrease in operating income and gain on foreign exchange.

Profit (Loss) for the Year Attributable to Owners of the Company

Our profit attributable to owners of the Company decreased by Rp641.7 billion, or 63.0%, from Rp1,018.2 billion in 2011 to Rp376.5 billion in 2012 due to the foregoing factors.

Segment Results

	For the years ended December 31,
	2011		2012		2013
	Rp	%	Rp	%	Rp	US$	%
	(Restated)		(Restated)
	(Rp in billions, US$ in millions, except percentages)
Segmented Operating Revenues
Cellular services	16,587.4	80.8	18,489.3	82.5	19,374.6	1,589.5	81.2
MIDI services	2,694.2	13.1	2,909.8	13.0	3,266.5	268.0	13.7
Fixed telecommunications	1,250.0	6.1	1,021.5	4.5	1,214.8	99.7	5.1

Total operating revenues	20,531.6	100.0	22,420.6	100.0	23,855.9	1,957.2	100.0

Segmented Operating Expenses
Cellular services	13,731.0	79.1	16,471.6	81.8	18,171.0	1,490.8	80.9
MIDI services	2,286.3	13.2	2,378.1	11.8	2,797.1	229.5	12.5
Fixed telecommunications	1,334.1	7.7	1,296.1	6.4	1,487.6	122.0	6.6

Total operating expenses	17,351.4	100.0	20,145.8	100.0	22,455.7	1,842.3	100.0

Segmented Operating Profit
Cellular services	2,856.3	89.8	2,017.7	88.7	1,203.6	98.7	86.0
MIDI services	407.9	12.8	531.7	23.3	469.4	38.5	33.5
Fixed telecommunications	(84.0)	(2.6)	(274.6)	(12.0)	(272.8)	(22.3)	(19.5)

Total operating profit	3,180.2	100.0	2,274.8	100.0	1,400.2	114.9	100.0

Cellular Services

Cellular services operating profit decreased by Rp814.1 billion, 40.3%, from Rp2,017.7 billion in 2012 to Rp1,203.6 billion (US$98.7 million) in 2013 mainly due to an increase in cost of services expenses in relation to our free SMS promotional scheme in 2013, an increase in radio frequency fees, an increase in depreciation of our cellular technical equipment resulting from the decrease in useful lives of such equipment from 10 years to eight years which took effect in 2013 and a significant increase in upfront discounts and customer loyalty programs relating to outbound data roaming services. Such increases were partially offset by the increase in operating revenues from usage charges primarily due to an increase in total Minutes of Usage by our IM3 subscribers and the number of IM3 subscribers and value-added services primarily due to an increase in data usage, SMS and value-added SMS.

Cellular services operating profit decreased by Rp838.6 billion, or 29.4%, from Rp2,856.3 billion in 2011 to Rp2,017.7 billion in 2012, mainly due to a significant increase in depreciation of cellular equipment resulting from the decrease in useful lives of such equipment from 10 years to eight years, an increase in SMS interconnection charges as a result of the implementation of the new SMS interconnection scheme, an increase in Governmental levies on frequency fees and 3G spectrum fees and an increase in BlackBerry license fees. Such increases were offset by the increase in cellular services operating revenues mainly due to an increase in usage from a higher number of subscribers, revenues from value-added services driven by higher SMS usage, and SMS interconnection revenues.

MIDI Services

MIDI services operating profit decreased by Rp62.3 billion, or 11.7%, from Rp531.7 billion in 2012 to Rp469.4 billion (US$38.5 million) in 2013 mainly due to increased leased circuit expenses due to an additional transmission link leased in 2013 and depreciation and amortization expense due to an increase in technical equipment related to our MIDI services. These increases were partially offset by an increase in operating revenues primarily from the usage of international and domestic leased circuit and MPLS-based services.

MIDI services operating profit increased by Rp123.8 billion, or 30.4%, from Rp407.9 billion in 2011 to Rp531.7 billion in 2012, mainly due to higher revenue from IP VPN and increased value-added services coming from “Desa Pinter” projects entered between Lintasarta and MOCIT. These increased revenues offset the increase in operating expenses from MIDI services, which were mainly due to increased leased circuit and installation expenses related to the “Desa Pinter” projects, which are projects relating to public internet provision in rural areas or villages.

Fixed Telecommunication Services

Fixed telecommunications services operating losses decreased by Rp1.8 billion from Rp274.6 billion in 2012 to Rp272.8 billion (US$22.3 million) in 2013, mainly due to an increase in incoming IDD traffic from our and non-Indosat subscribers and an increase in fixed line usage, which was partially offset by a decrease in fixed wireless services due to lower usage.

Fixed telecommunications services operating losses increased by Rp190.6, or 226.9%, from Rp84.0 billion in 2011 to Rp274.6 billion in 2012, mainly due to the decrease in fixed telecommunications services operating revenue of Rp228.5 billion, netted with the decrease in fixed telecommunications services operating expenses due to lower interconnection fees that we pay to overseas telecommunication operators.

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

We believe our current cash and cash equivalents, cash flow from operations and available sources of financing, as well as a portion of cash proceeds from the divestiture of our entire shareholding in TBIG in 2014, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future. Nonetheless, if global or Indonesian economic conditions worsen, competition or product substitution accelerates beyond current expectations or the value of the Indonesian rupiah depreciates significantly against the U.S. dollar, our net cash flow from operating activities may decrease and the amount of required capital expenditures in Indonesian rupiah terms may increase, any of which may negatively impact our liquidity.

As of December 31, 2013, we had existing undrawn loan facilities in the amount of Rp700,0 billion and US$30.0 million which includes the following sources of unused liquidity:

•	Rp450.0 billion under the unsecured revolving credit facility from PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (Persero);

•	Rp250.0 billion under the unsecured revolving credit facility from PT Bank Sumitomo Mitsui Indonesia; and

•	US$30.0 million under the corporate facility from The Hongkong and Shanghai Banking Corporation Limited, Jakarta Branch (“HSBC Jakarta”).

Cash Flows

The following table sets forth certain information regarding our historical cash flows:

	For the years ended December 31,
	2011	2012	2013
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
Net cash flows:
Provided by operating activities	7,320.1	6,989.4	8,393.2	688.6
Used in investing activities	(6,037.9)	(2,688.9)	(9,068.0)	(743.9)
Used in financing activities	(1,135.4)	(2,647.5)	(749.9)	(61.5)
Net Foreign Exchange differences from cash and cash equivalents	2.2	40.0	(221.3)	(18.2)

Net Cash Provided by Operating Activities

Net cash provided by operating activities amounted to Rp7,320.1 billion, Rp6,989.4 billion and Rp8,393.2 billion (US$688.6 million) for 2011, 2012 and 2013, respectively. In 2013, net cash provided by operating activities increased primarily due to an increase in cash received from customers.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to Rp6,037.9 billion, Rp2,688.9 billion and Rp9,068.0 billion (US$743.9 million) for 2011, 2012 and 2013, respectively. Net cash used in investing activities for 2011, 2012 and 2013 had been driven primarily by acquisitions of property and equipment, totaling Rp6,048.0 billion, Rp5,765.9 billion and Rp9,332.4 billion (US$765.6 million), respectively, as we expanded our network coverage and capacity and modernized our network equipment during those years. The property and equipment purchased consisted primarily of exchange and network assets, subscribers’ apparatus and other equipment and buildings and improvements to building leased property. In 2013, net cash used in investing activities increased primarily due to the leaseback of 2,500 telecommunication towers.

Net Cash Used in Financing Activities

Net cash used in financing activities amounted to Rp1,135.4 billion, Rp2,647.5 billion and Rp749.9 billion (US$61.5 million) in 2011, 2012 and 2013, respectively. Net cash used in financing activities in 2013 related primarily to our repayment of long term debt and bonds payable, which was partially offset by proceeds from short-term loans and long-term debt.

Principal Indebtedness

The following table sets forth our outstanding borrowings as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
Short term loan (net of unamortized issuance costs)	1,499.3	299.5	1,499.8	123.0
Loans payable (net of unamortized issuance costs, unamortized consent fees, and current maturities)	6,425.8	3,703.8	4,345.3	356.5
Bonds payable (net of unamortized issuance costs, unamortized discount, unamortized consent fees and current maturities)	12,138.4	13,986.5	13,285.2	1,089.9
Current maturities of loans payable	3,300.5	2,669.2	2,443.4	200.5
Current maturities of bonds payable	42.0	1,329.2	2,356.3	193.3

For more information on the maturity profile of borrowings and committed borrowing facilities, see “—F. Tabular Disclosure of Contractual Obligations.”

The increase in short term loan (net of unamortized issuance cost) to Rp1,499.8 billion (US$123.0 million) as of December 31, 2013 from Rp299.5 billion as of December 31, 2012 was primarily due to drawdowns from our short-term credit facilities from Bank Mandiri and were utilized to finance short-term working capital in 2013. The increase in current maturities of bonds payable (net of unamortized issuance costs, unamortized discount, unamortized consent fees and current maturities) to Rp2,356.3 billion (US$193.3 million) as of December 31, 2013 from Rp1,329.2 billion as of December 31, 2012 was due to payment obligations under the Fifth Indosat Bonds, Seventh Indosat Bonds, Second Syari’ah Ijarah Bonds and Fourth Syari’ah Ijarah Bonds which will mature in 2014. The increase in loans payable (net of unamortized issuance cost, unamortized consent fee and current maturities) to Rp4,345.3 billion (US$356.5 million) as of December 31, 2013 from Rp3,703.8 billion as of December 31, 2012 was primarily due to drawdowns from our credit facilities from Bank Sumitomo Mitsui Indonesia, PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (Persero) and PT Bank Central Asia Tbk (“BCA”) which were obtained in 2013, and were utilized to finance short-term working capital.

Because a portion of our liabilities are U.S. dollar-denominated, we are exposed to fluctuations in the Indonesian rupiah. Depreciation in the Indonesian rupiah and an increase in foreign exchange volatility exposed us to short-term accounting adjustments which impacted our financial ratios. To help address the impact of such currency fluctuations in 2009, we amended the debt to equity ratio covenants in all of our applicable debt instruments and agreements to increase the ratio from 1.75 to 2.50, in order to provide us with additional “cushion” in the event of adverse foreign exchange movements. We also amended the debt to equity ratio covenants in order to better reflect the effect of our hedging policies on this ratio, and amended the definitions of “Debt” and “Equity” in such debt instruments and agreements in order to provide additional headroom under these line items. The Guaranteed Notes due 2020 do not contain a debt to equity requirement.

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

		As of and for the years ended December 31,
	Ratio Required	2011	2012	2013
		Rp	Rp	Rp	US$
		(Restated)
		(Rp in billions, US$ in millions)
Financial Position and Comprehensive Income Data:
Short term loan		1,499.3	299.5	1,499.8	123.0
Current maturities from:
Loans payable		3,300.5	2,669.2	2,443.4	200.5
Bonds payable		42.0	1,329.2	2,356.3	193.3
Loans payable—net of current maturities:
Related party		—	—	—	—
Third parties		6,425.8	3,703.8	4,345.3	356.5
Bonds payable—net of current maturities		12,138.4	13,986.5	13,285.2	1,089.9
Unamortized issuance cost, consent solicitation fees and discounts		266.1	235.2	181.8	15.0

Total Debt(1)		23,672.1	22,223.4	24,111.8	1,978.2

Total Assets		53,233.0	55,225.1	54,520.9	4,473.0
Total Liabilities		34,263.9	35,829.7	38,003.3	3,117.8
Total Equity(2)		18,969.1	19,395.4	16,517.6	1,355.1
Operating Profit		3,164.3	3,189.9	1,509.2	123.8
Depreciation and Amortization		6,558.2	8,272.8	8,958.4	735.0
EBITDA(3)		9,664.0	10,540.0	10,376.0	851.3
Interest Expense(4)		1,700.1	1,709.9	1,697.7	139.3

Financial Ratios:
Debt to Equity ratio(5)	<2.50x	1.25x	1.15x	1.46x	1.46x
Debt to EBITDA ratio(6)	<3.50x	2.45x	2.11x	2.32x	2.32x
EBITDA to Interest Expense ratio(7)	>3.00x	5.68x	6.16x	6.11x	6.11x

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

all obligations of such person in relation to procurement payables constituting accounts payable to such person’s suppliers which bear interest or on which interest accrues and payment for such accounts payable is due more than six months after the relevant invoice date, but, in relation to any member of our Company or our subsidiaries (together the “Group”), or the Group, deducting all indebtedness advanced by any (direct or indirect) shareholder of our Company to such member of the Group which is subordinated to any indebtedness falling under paragraph (a) above or this paragraph (b).

(2)

We define equity as total equity and minority interest. According to the amended definition, “Equity” means total assets less total liabilities, where total liabilities exclude all indebtedness advanced by any (direct or indirect) shareholder of our Company to any member of the Group which is subordinated to any Debt.

(3)

We have defined EBITDA as earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense, depreciation and minority interest in net income of subsidiaries as reported in the consolidated financial statements prepared under IFAS. EBITDA is not a standard measure under either IFAS or IFRS. As the telecommunications business is capital intensive, capital expenditure requirements and levels of debt and interest expenses may have a significant impact on the net income of companies with similar operating results. Therefore, we believe that EBITDA provides a useful reflection of our operating results and that profit (loss) attributable to owner of the Company under IFRS is the most directly comparable financial measure to EBITDA as an indicator of our operating performance. You should not consider our definition of EBITDA in isolation or as an indicator of operating performance, liquidity or any other standard measure under either IFAS or IFRS, or other companies’ definition of EBITDA. Our definition of EBITDA does not account for taxes and other non-operating cash expenses. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. According to the amended definition, “EBITDA” means, for any period, an amount equal to the sum of operating income (calculated before financing costs, taxes, non-operating income or expenses and extraordinary and exceptional items) plus depreciation and amortization and, in the case of any testing or calculation of the ratio of aggregate Debt of the Group, to EBITDA of the Group after giving pro forma effect to any material acquisition or disposal of assets or businesses as if such acquisition or disposal had occurred on the first day of such period. The following table reconciles our net income under IFAS to our definition of EBITDA for the periods indicated:

	For the years ended December 31,
	2011	2012	2013
	Rp	Rp	Rp	US$
	(Restated)
	(Rp in billions, US$ in millions)
EBITDA under IFAS	9,664.0	10,540.0	10,376.0	851.3
Amortization of goodwill	—	—	—	—
Interest income	92.6	133.5	107.2	8.8
Financing cost	(1,929.3)	(2,077.4)	(2,212.1)	(181.5)
Gain on change in fair value of derivatives—net	58.0	5.0	273.3	22.4
Others—net	(32.3)	878.0	(133.0)	(10.9)
Gain (loss) on foreign exchange—net	36.7	(744.7)	(2,786.9)	(228.6)
Income tax benefit (expense)—net	(264.6)	25.8	667.4	54.8
Depreciation and amortization	(6,558.2)	(8,272.8)	(8,958.4)	(735.0)
Loss attributable to non controlling interest	(98.1)	(112.3)	(115.5)	(9.5)

Profit (loss) for the year attributable to owners of the Company under IFAS	968.7	375.1	(2,782.0)	(228.2)

The following table reconciles our EBITDA under IFAS to IFRS for the periods indicated:

	For the years ended December 31,
	2011	2012	2013
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
EBITDA under IFAS	9,664.0	10,540.0	10,376.0	851.3
Deferred connection fees	2.4	1.8	0.6	0.0
Pension cost adjustment	83.2	17.0	(6.8)	(0.6)
EBITDA under IFRS*	9,749.6	10,558.8	10,369.8	850.7

*	See “Item 3: Key Information—Selected Financial and Other Data” for reconciliation of our EBITDA under IFRS to our profit (loss) attributable to owners of the Company under IFRS.
(4)	“Interest Expense” means, for any period, interest expense on Debt.
(5)

Using IFRS results, as of December 31, 2011, 2012 and 2013, Total Debt would be Rp23,672.1 billion, Rp22,223.4 billion and Rp24,111.8 billion (US$1,978.2 million), respectively, and Total Equity would be Rp19,206.4 billion, Rp19,389.0 billion and Rp17,174.0 billion (US$1,409.0 million), respectively, resulting in a Debt to Equity ratio of 123%, 115% and 140%, respectively.

(6)

Using IFRS results, Total Debt would be Rp23,672.1 billion, Rp22,223.4 billion and Rp24,111.8 billion (US$1,978.2 million) as of December 31, 2011, 2012 and 2013, respectively, and EBITDA would be Rp9,749.6 billion, Rp10,558.8 billion and Rp10,369.8 billion (US$850.7 million) for the year ended December 31, 2011, 2012 and 2013, respectively, resulting in a Debt to EBITDA ratio of 243%, 210% and 233% as of December 31, 2011, 2012 and 2013, respectively.

(7)

Using IFRS results, EBITDA would be Rp9,749.6 billion, Rp10,558.8 billion and Rp10,369.8 billion (US$850.7 million) for the year ended December 31, 2011, 2012 and 2013, respectively, and Interest Expense would be Rp1,700.1 billion, Rp1,709.9 billion and Rp1,697.7 billion (US$139.3 million), respectively, resulting in an EBITDA to Interest Expense ratio of 573%, 617% and 611% as of December 31, 2011, 2012 and 2013, respectively.

From time to time, we may repurchase a portion of our debt securities through open-market transactions based on general market conditions.

The following table summarizes our primary long-term indebtedness (including short-term loans) and bonds payable as of December 31, 2011, 2012 and 2013.

	As of December 31,
	2011	2012	2013
	Rp	Rp	Rp	US$
	(Restated)	(Restated)
	(Rp in billions, US$ in millions)
Bonds Payable:
Guaranteed Notes Due 2020—net of unamortized discount and unamortized notes issuance cost	5,809.6	6,188.9	7,838.3	643.1
Eighth Indosat Bonds—net of unamortized bonds issuance cost	—	2,691.5	2,692.3	220.9
Fifth Indosat Bonds—net of unamortized bonds issuance cost	2,590.9	2,592.9	2,595.3	212.9
Seventh Indosat Bonds—net of unamortized bonds issuance cost	1,295.6	1,296.6	1,297.8	106.5
Sixth Indosat Bonds—net of unamortized bonds issuance cost	1,076.4	1,078.4	319.3	26.2
Third Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost and consent solicitation fees	568.5	569.6	—	—
Second Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost and consent solicitation fees	398.9	399.3	399.8	32.8
Fifth Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost and consent solicitation fees	—	299.1	299.2	24.5
Fourth Syari’ah Ijarah Bonds—net of unamortized bonds issuance cost	199.2	199.4	199.5	16.3
Second Indosat Bonds—net of unamortized consent solicitation fees	199.3	—	—	—
Limited Bonds II issued by Lintasarta	25.0	—	—	—
Limited Bonds I issued by Lintasarta	17.0	—	—	—
Total bonds payable	12,180.4	15,315.7	15,641.5	1,283.2
Less current maturities—net of unamortized bonds issuance cost and consent solicitation fees	42.0	1,329.2	2,356.3	193.3

Bonds Payable: Non-current portion	12,138.4	13,986.5	13,285.2	1,089.9

Loans Payable (including short term loans):
Related Party—net of unamortized debt issuance cost and consent solicitation fees	2,498.1	299.5	1,499.8	123.0
Third parties—net of unamortized debt issuance cost and consent solicitation fee and unamortized debt discount	8,727.5	6,373.0	6,788.6	557.0

Total loans payable	11,225.6	6,672.5	8,288.4	680.0
Less current maturities	4,799.8	2,968.7	3,943.1	323.5

Loans payable: Non-current portion	6,425.8	3,703.8	4,345.3	356.5

Indosat Bonds

The specific terms of each of our Second Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds, Seventh Indosat Bonds and Eighth Indosat Bonds (the “Indosat Bonds”), are discussed below. The Indosat Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt. We agreed to certain covenants in connection with the issuance of the Indosat Bonds, including but not limited to agreeing to maintain:

•	equity capital of at least Rp5,000.0 billion;

•

a ratio of total debt to EBITDA of less than 3.5 to 1.0, as reported in each annual consolidated financial report, except for the Eighth Indosat Bonds in connection with the issuance of which we agreed to maintain the ratio of total net debt to EBITDA of less than 4.0 to 1.0;

•

a debt to equity ratio of 2.5 to 1.0, as reported in each quarterly consolidated financial report, except for the Eighth Indosat Bonds in connection with the issuance of which we agreed to maintain the ratio of total net debt to equity of 2.5 to 1.0; and

•

a ratio of EBITDA to interest expense, as reported in each annual consolidated financial report of at least 3.0 to 1.0. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Indosat Bonds, and obtained consents to amend the definitions of “Debt” and “EBITDA,” to include new definitions for “Equity” and “Group” and to change the applicable ratio of Debt to Equity from 1.75 to 1.0 to 2.5 to 1.0 in the trustee agreement governing these bonds, pursuant to the terms of the deed of amendment for the Second, Fifth and Sixth Indosat Bonds.

Second Indosat Bonds. On November 6, 2002, we issued our Indosat Bonds II (the “Second Indosat Bonds”), with fixed and/or floating rates, of which there are no more outstanding series as of December 31, 2013. The Series B bonds, with an original face value of Rp200.0 billion, bore interest at a fixed rate of 16.0% per annum and were payable quarterly for 30 years beginning February 6, 2003. We had the right to redeem the Series B bonds, in whole but not in part, on each of the 10th, 15th, 20th and 25th anniversaries of the issuance of the Series B bonds at a price equal to 101% of the Series B bonds’ nominal value. Holders of the Series B bonds had a put right that allowed such holders to demand early repayment from us at a price equal to 100% of the Series B bonds’ nominal value at (i) any time, if the rating of such bonds was reduced to “AA-” or lower or (ii) upon the occurrence of any of the 15th, 20th and 25th anniversaries of the issuance of the Series B bonds. The maturity date of the Series B bonds was November 6, 2032. On November 6, 2012, we exercised our right to redeem in full the remaining outstanding aggregate principal amount of Second Indosat Bonds at the redemption price of 101%.

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

Sixth Indosat Bonds. On April 9, 2008, we issued our Indosat Bonds VI (the “Sixth Indosat Bonds”), in two series with a total face value of Rp1,080.0 billion, the only outstanding series of which are the Series B bonds. The Series A bonds, which had a face value of Rp760.0 billion, had a maturity date of April 9, 2013 and the Series B bonds, which have a face value of Rp320.0 billion will mature on April 9, 2015. The Series A bonds bore interest at a fixed rate of 10.25% per annum and the Series B bonds bear fixed interest rate of 10.80% per annum. After the first anniversary of the issuance of the bonds, we have the right to buy back part or all of the bonds at market price, either temporarily or for the purpose of early settlement. On April 9, 2013, the Series A Sixth Indosat Bonds were paid in full.

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

Guaranteed Notes Due 2020

On July 29, 2010 we, through Indosat Palapa Company B.V. (“Indosat Palapa”), issued our Guaranteed Notes due 2020 with a total face value of US$650.0 million. The notes were issued at 99.478% of their principal amount and mature on July 29, 2020. The notes bear interest at the fixed rate of 7.375% per annum payable in semi-annual installment due on January 29 and July 29 of each year, commencing January 29, 2011. The notes will be redeemable at the option of Indosat Palapa, in whole or in part, at any time on or after July 29, 2015 at prices equal to 103.6875%, 102.4583%, 101.2292% and 100% of the principal amount during the 12-month period commencing July 29, 2015, 2016, 2017 and 2018 and thereafter, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to July 29, 2013, Indosat Palapa was entitled to redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of us at a price equal to 107.375% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at option of Indosat Palapa or us, in whole but not in part, at any time, at a price equal to 100% of principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date any additional amounts, in the event of certain changes effecting withholding taxes in Indonesia and the Netherlands. Upon a change in control of our Company (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of our assets), holders of the notes have the right to require Indosat Palapa to repurchase all or any part of such holders’ notes at a purchase price equal to 101% of principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fees and offering expenses, were received on July 29, 2010 and used (i) to fund the purchase of the outstanding guaranteed notes due 2010 and guaranteed notes due 2012 and any consent solicitation relating to, or redemption of, such notes and (ii) to refinance part of our other existing indebtedness. The notes are unconditionally and irrevocably guaranteed by our Company.

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

Syari’ah Ijarah Bonds (Sukuk Ijarah)

The specific terms of each of our Second Syari’ah Ijarah Bonds, Third Syari’ah Ijarah Bonds, Fourth Syari’ah Ijarah Bonds and Fifth Syari’ah Ijarah Bonds (the “Syari’ah Ijarah Bonds”), are discusses below. The Syari’ah Ijarah Bonds are not secured by any specific assets or guaranteed by other parties and rank pari passu with our other unsecured debt.

In connection with the issuance of the Syari’ah Ijarah Bonds, we agreed to maintain certain covenants which are similar to the covenants contained in our Indosat Bonds. In addition, we are also prohibited from performing activities which contravene Syari’ah principles. Aside from these prohibitions, there are no material differences in the covenants between the Syari’ah Ijarah Bonds and the Indosat Bonds. On March 24, 2009, we held meetings with holders of our Indonesian rupiah-denominated bonds, including holders of our Syari’ah Ijarah Bonds, and obtained consents to amend to the definitions of “Debt” and “EBITDA,” to add new definitions for “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreement governing these bonds.

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

Third Syari’ah Ijarah Bonds. On April 9, 2008, we issued our Sukuk Ijarah Indosat III (the “Third Syari’ah Ijarah Bonds”), which contained terms customary for Islamic financing facilities, with Bank Rakyat Indonesia acting as trustee. The Third Syari’ah Ijarah Bonds had a total face value of up to Rp570.0 billion and matured on April 9, 2013. Holders of the Third Syari’ah Ijarah Bonds received an Ijarah installment fee, payable on a quarterly basis. The total Ijarah installment fee expected to be paid to the holders of the Third Syari’ah Ijarah Bonds was Rp58.4 billion per annum. After the first anniversary of the issuance of the Third Syari’ah Ijarah Bonds, we had the right to buyback part or all of such bonds at the then-prevailing market price. On April 9, 2013, these bonds were paid in full.

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

Goldman Sachs International (“GSI”) Loan Facility

On May 30, 2007, we received from GSI a loan amounting to Rp434.3 billion, which was received in U.S. dollars amounting to US$50.0 million, for the purchase of telecommunications equipment. The loan matured on May 30, 2013. The loan bore interest at a fixed annual rate of 8.75%, which is payable quarterly every February 28, May 30, August 30 and November 30, commencing August 30, 2007, up to May 30, 2013. We fully repaid the principal and interest of this facility on May 30, 2013.

The loan agreement provided an option for GSI to convert the loan into a U.S. dollar loan of US$50.0 million on May 30, 2012 (the “Conversion Option”). The fair value of the Conversion Option was presented as part of long-term debt. On May 30, 2012, GSI exercised the Conversion Option to convert the loan into a U.S. dollar loan of US$50.0 million as a result of which the loan bears interest at the fixed annual rate of 6.45% on the principal amount of US$50.0 million.

We were required to notify GSI regarding of certain events which could result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under our guaranteed notes due 2012, (iii) default under any notes issued or guaranteed by us where the settlement is in U.S. dollars or default under any notes issued or guaranteed by us where the settlement is in Indonesian rupiah, (iv) redemption, purchase or cancellation of the guaranteed notes due 2012 and there being no other U.S. dollar indebtedness outstanding upon such redemption, purchaser or cancellation and (v) a change of control. On June 24, 2008, GSI waived its rights to terminate the loan as a result of the change of control triggered by Ooredoo’s acquisition of a 40.81% interest in our issued and outstanding share capital in June 2008.

BCA Loan Facilities

On August 28, 2007, we obtained a five-year Rp1,600.0 billion unsecured credit facility from BCA for the repayment of a syndicated loan facility and the purchase of telecommunications equipment. The loan bore (i) fixed annual interest rates for the first two years (9.75% on the first year and 10.5% on the second year) and (ii) floating interest rates for the remaining years based on the prevailing annual rate of 3-month JIBOR plus 1.5% per annum; all interest is payable quarterly. On September 20, 2007, we obtained an additional credit facility of Rp400.0 billion from BCA. As a result, the aggregate principal amount under our credit facility with BCA became Rp2,000.0 billion. The repayment of the loan drawdowns were to be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the first drawdown. On September 27, October 26 and December 27, 2007, we made the first, second and third loan drawdowns totaling Rp2,000.0 billion. Under the loan agreement, we had agreed to maintain certain covenants, which were similar to the covenants contained in the Indosat Bonds. On February 12, 2009, we amended our five-year BCA credit facility agreement, based on the consent letter received on February 6, 2009, to change the definitions of “EBITDA,” to insert definitions for “Debt,” “Equity” and “Group” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the loan agreement governing this loan facility. On September 27, 2008, September 25, 2009, September 27, 2010, and September 27, 2011, we paid the first, second, third and fourth semi-annual installment amounting to Rp200.0 billion, Rp200.0 billion, Rp300.0 billion and Rp300.0 billion, respectively. On September 27, 2012, we repaid in full the remaining outstanding amount under this facility amounting to Rp1,000.0 billion.

On February 10, 2011, we entered into a credit agreement with BCA for a revolving credit facility with a maximum principal amount of Rp1,000.0 billion to fund our capital expenditures and general corporate expenditures. This facility was available from February 10, 2011 to February 10, 2014. On December 1, 2011, we entered into an amendment to our credit agreement with BCA to (i) increase the total principal amount available under the revolving credit facility to Rp1,500.0 billion, (ii) change the interest rate for drawdowns to 1-month JIBOR plus 1.25% per annum, from 1-month JIBOR plus 1.40% per annum, and (iii) to provide that the maturity date of loans made under the revolving credit facility shall be no later than February 10, 2014. On

February 25, 2014, agreed to extend the maturity date of this facility to February 10, 2015. The interest rate under this facility is subject to review based on current economic conditions. During 2013, the interest rate was adjusted three times, to 1-month JIBOR plus 1.50% on July 26, 2013, to 1-month JIBOR plus 1.75% on August 26, 2013 and to 1-month JIBOR plus 2.00% per annum on December 26, 2013. On February 28, 2014, the interest rate under this facility was adjusted to 1-month JIBOR plus 2.25% per annum. Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On June 17, 2011, we made our first drawdown of Rp500.0 billion and on July 15, 2011, we repaid Rp300.0 billion of the loan. On December 9, 2011, we made a drawdown of the remaining Rp1,300.0 billion available under the facility. On February 17, 2012 and March 17, 2012, we repaid an amount of Rp200.0 billion each. On March 30, 2012 and June 21, 2012, we made drawdowns of Rp200.0 billion and Rp400.0 billion, respectively. On May 30, 2012, June 29, 2012, July 5, 2012 and August 2, 2012, we repaid outstanding amounts of Rp200.0 billion, Rp200.0 billion, Rp650.0 billion and Rp650.0 billion, respectively. On September 26, 2012, September 28, 2012, December 12, 2012 and December 26, 2012, we made drawdowns of Rp200,0 billion, Rp500.0 billion, Rp150.0 billion and Rp150.0 billion, respectively. On January 28, 2013 and February 19, 2013, we repaid an amount of Rp300.0 billion each. On April 5, 2013 and June 26, 2013, we made drawdowns of Rp500.0 billion and Rp600.0 billion, respectively.

On July 15, 2013, we entered into an amendment to our revolving credit agreement with BCA to obtain a five-year unsecured investment credit facility with a maximum principal amount of Rp1,000.0 billion for capital expenditure, general corporate expenditures and refinancing purposes. This facility is available for six months after the signing date and matures on December 12, 2018. The initial coupon was 8.70% which is subject to review based on current economic conditions. The interest rate was increased several times to 9.00% on August 26, 2013 and to 9.25% on September 26, 2013, to 9.50% on December 26, 2013 and to 9.75% on February 28, 2014. On December 12, 2013, we made a full drawdown of the facility. The repayment of the loan drawdowns will be made annually, as follows: (i) 10.0% of the total loan drawdowns in the first year after the drawdown date of the agreement, (ii) 10.0% of the total loan drawdowns on the first year after the first repayment date, (iii) 15.0% of the total loan drawdowns on the second and third years after the first repayment date, respectively, and (iv) 50.0% of the total loan drawdowns on the fourth year of the first repayment date.

PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”) Loan Facilities

On September 18, 2007, we obtained a five-year unsecured credit facility from Bank Mandiri amounting to Rp2,000.0 billion for the purchase of telecommunications equipment. The loan bore interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of average 3-month JIBOR plus 1.5% per annum; all interest were payable quarterly. The repayment of the loan drawdowns were to be made annually, as follows: (a) 10.0% of the total loan drawdowns in the first and second years after the first drawdown; (b) 15.0% of the total loan drawdowns in the third and fourth years after the first drawdown; and (c) 50.0% of the total loan drawdowns in the fifth year after the signing date of the agreement. On September 27 and December 27, 2007, we made the first and second loan drawdowns totaling Rp2,000.0 billion. Based on the loan agreement, we have agreed to certain covenants, including maintaining certain financial ratios. On September 27, 2008, September 25, 2009, September 27, 2010 and September 27, 2011, we paid the first, second, third and fourth annual installments, amounting to Rp200.0 billion, Rp200 billion, Rp300 billion and Rp300.0 billion, respectively. On March 23, 2009, we entered into an agreement with Bank Mandiri to amend the definitions of “EBITDA,” to insert new definitions for “Debt,” “Equity” and “Group” and to change the ratio of Debt to Equity in the loan agreement governing this loan facility. On September 14, 2012, we repaid in full the remaining outstanding amount under this facility amounting to Rp1,000.0 billion.

On June 21, 2011, we entered into a credit agreement providing for a three-year unsecured revolving credit facility from Bank Mandiri in a maximum principal amount of Rp1,000.0 billion for working capital, capital expenditures and refinancing purposes. On December 5, 2011, we entered into an amendment of the credit agreement with Bank Mandiri to (i) increase the maximum amount available under the loan facility to

Rp1,500.0 billion and (ii) change the interest rate for drawdowns to 1-month JIBOR plus 1.25% per annum, from 1-month JIBOR plus 1.40% per annum. The interest rate of this facility is subject to review based on current economic conditions. On July 12, 2013, the interest rate was adjusted to 1-month JIBOR plus 1.75% per annum and on January 12, 2014, the interest rate was increased to 1-month JIBOR plus 2.0% per annum. This facility is available from June 21, 2011 to June 20, 2014. Each drawdown under this facility has a term of three months, which may be extended a further three months upon the submission of a written application for such an extension by Indosat to Bank Mandiri. Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios.

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

On January 15, 2013, we repaid an amount of Rp100.0 billion outstanding under this facility. On April 5, 2013, June 4, 2013 and July 24, 2013, we made drawdowns of Rp250.0 billion, Rp500.0 billion and Rp550.0 billion, respectively under this facility.

HSBC Satellite Financing and Corporate Facility

On November 27, 2007, we signed two unsecured facility agreements with HSBC France and one unsecured facility agreement with HSBC Jakarta to finance the development of the Palapa-D satellite. These combined export credit and commercial financing facilities consist of the following:

•

a 12-year term facility agreement amounting to US$157.2 million (“COFACE Term Facility”) to finance the payment of 85.0% of the French Content under the Palapa-D satellite contract, plus 100% of the COFACE Premium, as such terms are defined in the COFACE Term Facility agreement. The COFACE Term Facility bears interest at a fixed rate of 5.69% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010, March 29, 2011, September 29, 2011, March 29, 2012, September 28, 2012, March 29, 2013 and September 30, 2013, we paid the first, second, third, fourth, fifth, sixth, seventh and eighth semi-annual installments amounting to US$7.9 million each;

•

a 12-year term facility agreement amounting to US$44.2 million (“Sinosure Term Facility”) to finance the payment of 85.0% of the amounts payable under the Launch Service Contract (as defined in the Sinosure Term Facility agreement) with respect to our Palapa-D satellite. The Sinosure Term Facility bears floating interest rate based on U.S. dollars at LIBOR plus 0.35% per annum, which is payable semi-annually. On March 29, 2010, September 29, 2010, March 29, 2011, September 29, 2011, March 29, 2012, September 28, 2012, March 29, 2013 and September 30, 2013, we paid the first, second, third, fourth, fifth, sixth, seventh and eighth semi-annual installments amounting to US$2.2 million each; and

•

a nine-year Commercial Facility Agreement amounting to US$27.0 million (“Commercial Facility”) to finance the construction and launch of the Palapa-D satellite and the payment of the premium associated with the medium-long term buyer credit insurance policy issued in connection with the Sinosure Term Facility. The Commercial Facility bears floating interest rate based on U.S. dollars at LIBOR plus 1.45% per annum, which is payable semi-annually. On March 10, 2008, HSBC Jakarta transferred its rights and obligations under the Commercial Facility agreement to PT Bank CIMB Niaga Tbk (“CIMB Niaga”) and Bank of China Limited, Jakarta Branch. On November 27, 2009, May 27, 2010, November 29, 2010, May 26, 2011 and November 28, 2011, we paid the first, second, third, fourth and fifth semi-annual installments, respectively, amounting to US$1.4 million each. On

May 29, 2012, November 27, 2012, May 27, 2013 and November 27, 2013 we paid the sixth, seventh, eighth and ninth semi-annual installments, respectively, amounting to US$2.0 million each.

The facilities contain certain financial covenants. On March 18, 2009, we entered into agreements with HSBC France and HSBC Jakarta to amend the definitions of “Debt,” “EBITDA” and “Equity” and the ratio of Debt to Equity in our COFACE Term Facility, the Sinosure Term Facility and Commercial Facility, as applicable. According to the agreement, we are required to maintain: (i) equity capital in excess of Rp5,000.0 billion, (ii) a debt to equity ratio not to exceed 2.5:1, (iii) an EBITDA to interest ratio not to be less than 2.5:1, and (iv) a Debt to EBITDA ratio not to exceed 3.5:1.

In addition, on July 20, 2005, we entered into a Corporate Facility Agreement with HSBC Jakarta, which has subsequently been amended several times, to finance our short term working capital needs. The facility consists of a combined limit in the amount of US$30.0 million, comprising a revolving loan facility with a limit of US$30.0 million (including revolving loans denominated in rupiah of up to Rp255.0 billion) and an overdraft facility with a limit of US$2.0 million (including a Rupiah-denominated overdraft facility of up to Rp17.0 billion). The expiration date of the facility is June 30, 2014. We had not drawn on this facility as of December 31, 2013.

ING/DBS Syndicated Loan Facility

On June 12, 2008, we entered into a US$450.0 million syndicated loan facility with 13 banks and financial institutions, with ING Bank N.V., Singapore Branch and DBS Bank Ltd. serving as arrangers. The amount of interest to be paid on the outstanding amount of the loan were to be the aggregate of (i) the applicable margin of 1.85% per annum for non-Indonesian lenders or 1.90% per annum for lenders resident in Indonesia and (ii) LIBOR. The repayment of the loan drawdowns were to be made in semi-annual installments commencing June 12, 2011. On June 10, 2011 and December 12, 2011, we made our first and second semi-annual repayments amounting to US$112.5 million and US$108.0 million, respectively. On February 24, 2009, we entered into an agreement with the majority lenders to amend the definitions of “Debt,” “EBITDA” and “Equity” and the ratio of Debt to Equity in our ING/DBS Syndicated Loan Facility. Pursuant to the terms of the ING/DBS Syndicated Loan Facility agreement, as amended by the deed of amendment, we had agreed to certain covenants, including but not limited to the following maintenance covenants:

•	a ratio of total debt to EBITDA of less than 3.5 to 1;

•	a total debt to equity ratio of 2.5 to 1; and

•	a ratio of EBITDA to interest expense, as reported as at the end of each financial year and as at the end of each of the first three quarters of our financial year, of at least 2.5 to 1.

The repayment of the loan drawdowns were to be made semi-annually, as follows: (a) 25% of the total loan drawdowns in the third year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns on the sixth month after the first repayment date, (c) 8% each of the total loan drawdowns on the 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns on the 24th month after the first repayment date.

On September 26 and October 30, 2008, we received the first and second drawdowns from this credit facility totaling US$450.0 million. On June 12, 2013, we repaid the remaining outstanding balance and the interest owed under this facility of US$159.4 million.

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

On November 30, 2009, May 27, 2010, November 30, 2010, May 27, 2011, November 30, 2011, May 30, 2012, November 30, 2012, May 30, 2013 and November 29, 2013 we paid the first, second, third, fourth, fifth, sixth, seventh, eighth and ninth semi-annual installments for Facility A amounting to US$7.1 million each. On August 28, 2010, February 28, 2011, August 25, 2011, February 28, 2012, August 28, 2012, February 28, 2013 and August 28, 2013 we paid the first, second, third, fourth, fifth, sixth and seventh semi-annual installment for Facility B amounting to US$11.1 million each. On May 27, 2011, November 30, 2011, May 27, 2012, November 30, 2012, May 30, 2013 and November 29, 2013 we paid the first, second, third, fourth, fifth and sixth semi-annual installment for Facility C amounting to US$4.3 million each.

Bank Sumitomo Mitsui Indonesia Loan Facilities

On December 26, 2012, we entered into a credit agreement providing for a three-year unsecured revolving credit facility from PT Bank Sumitomo Mitsui Indonesia in a maximum principal amount of Rp650.0 billion for working capital, capital expenditures and refinancing purposes. The interest rate for drawdowns is 1-month or 3-month JIBOR plus 1.25% per annum. This facility is available from December 26, 2012 to December 26, 2015. Each drawdown under this facility has a term of one or three months, which may be extended a further one or three months upon the submission of a written application for such an extension by us to PT Bank Sumitomo Mitsui Indonesia. Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On December 27, 2012, we made our first drawdown of Rp100.0 billion. On March 27, 2013 and April 5, 2013, we made the second and the third drawdowns of Rp300.0 billion and Rp250.0 billion each.

PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (Persero) Credit Facilities

On October 18, 2013, we entered into a syndicated credit agreement providing for a three-year unsecured revolving credit facility from PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (Persero), with PT Bank Permata Tbk serving as the facility agent, in a maximum principal amount of Rp750.0 billion for general purposes. The interest rate for drawdowns is 3-month or 6-month JIBOR plus 2.25% per annum depending on the term of each drawdown. This facility is available from October 18, 2013 to October 18, 2016. Each drawdown under this facility has a term of three or six months, which may be extended a further three or six months upon the submission of a written application for such an extension by us to PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (Persero). Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. On each of December 12, 2013 and January 3, 2014, we made a drawdown of Rp300.0 billion.

The Bank of Tokyo-Mitsubishi UFJ, Ltd (“BTMU”) Credit Facilities

On December 23, 2013, we entered into a credit agreement providing for a three-year unsecured revolving credit facility from BTMU in a maximum principal amount of Rp250.0 billion for working capital, capital expenditure and general corporate purposes. The maximum interest rate for drawdowns is 6-month JIBOR plus 2.45% per annum. This facility is available from December 23, 2013 to December 23, 2016. Each drawdown under this facility has a term of maximum six months, which may be extended a further six months upon the submission of a written application for such an extension by us to BTMU. Based on the credit agreement, we are required to comply with certain covenants, such as maintaining certain financial ratios. We have not drawn on this facility as of December 31, 2013.

Lintasarta

Lintasarta’s long-term debt comprises of Investment Credit Facility VI from CIMB Niaga (formerly PT Bank Niaga Tbk) and unsecured limited bonds. As of December 31, 2013, the investment credit facility from CIMB Niaga and the unsecured limited bonds was fully repaid.

Investment Credit Facility VI. On February 24, 2009, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp75.0 billion for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bore fixed annual interest at a fixed rate of 14.50% per annum (subject to change by CIMB Niaga based on market conditions), which is payable quarterly. The maturity date of the loan was August 24, 2012. The total outstanding principal amount of the loan as of December 31, 2012 was Rp22.5 billion, which was scheduled to be repaid in three installments on February 24, May 24, and August 24, 2012. On August 24, 2012, this facility was fully repaid.

Limited Bonds I. On June 2, 2003, Lintasarta agreed with its stockholders to issue limited bonds to stockholders totaling Rp40.0 billion, including our portion of Rp9.6 billion (“Limited Bonds I”). The Limited Bonds I were unsecured and had an initial maturity date of June 2, 2006. The Limited Bonds I bore interest at the fixed rate of 16.0% per annum for the first year and floating interest rates for the following years based on the average 3-month time deposit rates of Bank Mandiri, PT Bank Negara Indonesia (Persero) Tbk, Bank Rakyat Indonesia and PT Bank Tabungan Negara (Persero) Tbk plus a 3.0% margin, with a maximum rate of 19.0% per annum and a minimum rate of 11.0% per annum. Interest was payable quarterly from September 2, 2003. On June 14, 2006, Lintasarta agreed with the holders to extend the maturity date from June 2, 2006 to June 2, 2009 and the nominal value of the Limited Bonds I became Rp34.9 billion, including our portion of Rp9.6 billion. On June 2, 2009, Lintasarta repaid a portion of the Limited Bonds I amounting to Rp8,303 million. On August 25, 2009, the agreement governing the Limited Bonds I was amended to amend the face value of the Limited Bonds I to become Rp26.6 billion, including our portion of Rp9.6 billion, extend the maturity date to June 2, 2012 and to amend the floating interest rate to be based on JIBOR plus 4%, not to exceed 19.00% with a minimum floating interest rate of 12.75%. On December 28, 2011, Lintasarta repaid a portion of the limited bonds amounting to Rp9.6 billion, which is our portion. On January 31, 2012, Lintasarta repaid the remaining Rp17.0 billion outstanding under these bonds.

Limited Bonds II. On June 14, 2006, Lintasarta entered into an agreement with its stockholders to issue limited bonds amounting to Rp66.2 billion, including our portion of Rp35.0 billion (“Limited Bonds II”). The Limited Bonds II represented unsecured bonds which were originally set to mature on June 14, 2009 and bore interest at the floating rates determined using the average 3-month Indonesian rupiah time deposit rates with Bank Mandiri, PT Bank Negara Indonesia (Persero) Tbk, Bank Rakyat Indonesia and PT Bank Tabungan Negara (Persero) plus a fixed premium of 3.0%. The maximum limit of the floating rates was 19.0% per annum and the minimum limit was 11.0% per annum. The interest was payable on a quarterly basis starting September 14, 2006. The proceeds of the Limited Bonds II were used for capital expenditure to expand Lintasarta’s telecommunications peripherals.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the Limited Bonds II. On June 14, 2009, Lintasarta paid a portion of the Limited Bonds II amounting to Rp6.2 billion. Based on the minutes of the joint meeting of Lintasarta’s boards of commissioners and directors held on May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60.0 billion, including our portion of Rp35.0 billion, to June 14, 2012 and to increase the minimum limit of the floating interest rates 12.75%. On August 25, 2009, the Limited Bonds II agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized. On December 28, 2011, Lintasarta repaid a portion of the Limited Bonds II amounting to Rp35.0 billion, which is our portion. Subsequently, on February 29, 2012, Lintasarta repaid the remaining Rp25.0 billion outstanding under the Limited Bonds II.

Dividend Practice

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2011, 2012 and 2013 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2010, 2011 and 2012, respectively. There can be no assurance that we will pay dividends in respect of any financial year. The decision of the Board of Directors to recommend a dividend payment is subject to a number of factors which include, among others, our net profits, financial performance and applicable rules and regulations.

Capital Resources

We believe that our cash flow from operations and drawings from our existing credit facilities, as well as a portion of the cash proceeds from the divestiture of our entire shareholding in TBIG in 2014, will provide sufficient financing for our anticipated capital expenditures, anticipated debt repayment and interest obligations and other operating needs under our current business plan. However, we face liquidity risks if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios.

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

Capital Expenditures

Historical Capital Expenditures

From January 1, 2011 through December 31, 2013, we had capital expenditures totaling Rp24,278.9 billion (US$1,991.9 million), which were primarily used to purchase equipment and services from foreign suppliers in connection with the development of our cellular network. We had capital expenditures of Rp9,371.0 billion (US$768.8 million) during the year ended December 31, 2013, with such investment predominantly focused on optimizing and enhancing the capacity and quality of our existing cellular, fixed and MIDI network and telecommunications infrastructure. In February 2014, we completed the modernization of our network in Bali by implementing U900 technology throughout the island.

Capital Expenditures for 2014

Under our capital expenditure program for our various businesses, our planned capital expenditures for 2014 are more than the amounts spent in 2011, 2012 and 2013. Our capital expenditure program currently focuses on optimizing and enhancing the capacity and quality of our existing cellular, fixed and MIDI network and telecommunications infrastructure. For the years ended December 31, 2011, 2012 and 2013, our actual consolidated capital expenditures totaled Rp6,511.3 billion, Rp8,396.6 billion and Rp9,371.0 billion (US$768.8 million), respectively. During 2014, we intend to allocate approximately Rp9,871.9 billion (US$809.9 million) for new capital expenditures, which, taken together with estimated actual capital expenditures expended for 2014 for capital expenditure commitments in prior periods, will result in approximately Rp15,506.9 billion (US$1,272.2 million) total actual capital expenditures for 2014. We intend to allocate our capital expenditures for 2014 as follows:

•

Cellular network investment: We plan to apply a large majority of our capital expenditures to finance the continued enhancement and expansion of the capacity and coverage of our cellular network. In 2014, we plan to focus on the modernization of our cellular network in Greater Jakarta, other parts of Java including Surabaya, Bandung, Yogyakarta, Semarang, Sukabumi and Garut and in certain cities outside Java including Medan, Banjarmasin, Lampung, Batam and Palembang.

•

Other investment: We plan to invest the remainder of our capital expenditures budget in non-cellular network areas and continue to provide them with voice, long-distance and MIDI services and make improvements to our backbone.

The foregoing amounts represent our budgeted investment plans. Actual expenditures on a cash basis will vary depending on several factors, including the method of financing and timing of completion of delivery of equipment and services purchased. Historically, expenditure on a cash basis trails budgeted expense by approximately at least 20.0% of our budget. As of December 31, 2013, we had commitments for capital expenditures of Rp9,371.0 billion (US$768.8 million), primarily relating to the enhancement and expansion of the capacity and coverage of our cellular network.

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

Historically, we have funded our capital expenditures through internal resources and cash flow from operations, as well as debt financings through bank loans and the capital markets. We expect to continue to finance our capital expenditures through such sources as well as a portion of cash proceeds from the divestiture of our entire shareholding in TBIG in 2014. In addition, we also applied a portion of the cash proceeds from the Tower Sale Transaction completed in 2012 towards funding capital expenditures in 2013. We face liquidity risk if certain events occur, including but not limited to, slower than expected growth in the Indonesian economy, downgrading of our debt ratings or deterioration of our financial performance or financial ratios. If we cannot raise the amounts needed to support our planned capital expenditures for 2014, we may be unable to improve or expand our cellular telecommunications infrastructure or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market, which would affect our financial condition, results of operations and prospects.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS. References to IFRS include the application of International Financial Reporting Standards, International Accounting Standards (“IAS”), Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

Estimating Useful Lives of Property and Equipment and Intangible Assets

We estimate the useful lives of our property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

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

Estimation of Pension Cost and Other Employee Benefits

The cost of our defined benefit pension plan and present value of our pension obligations are determined using a projected-unit-credit method. Actuarial valuation includes making various assumptions which consist, among other things, of discount rates, rates of compensation increases and mortality rates. Due to the complexity of valuation and their long-term nature, our defined benefit pension obligation is highly sensitive to changes in assumptions.

While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

Further details about the assumptions are given in Note 30 to our audited consolidated financial statements.

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

Exchange of asset transactions

During 2011 to 2013, we entered into several contracts for the exchange of assets for certain of our existing cellular technical equipment with third party suppliers. For the exchange of assets transactions, we evaluate whether the transactions contain commercial substance based on IAS 16 “Property, Plant and Equipment,” which requires us to make judgments and estimates of the future cash flow and the fair value of the assets received and given up as a result of the transactions. Management considered the exchange of assets transactions to have met the criteria of commercial substance. However, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus any cash consideration paid.

Leases

We are a party to various lease agreements either as a lessee or a lessor in respect of certain property and equipment. As provided in IAS 17, “Leases,” a lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership and as an operating lease if it does not.

As a lessee, our finance leases are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in financing costs in profit or loss. An asset subject to a finance lease is depreciated over its useful life. However, if there is no reasonable certainty that we will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The current portion of obligations under finance leases are presented as part of Other Current Financial Liabilities. In contrast, operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

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

Determination of functional currency

The functional currencies of the entities under our group are the currency of the primary economic environment in which each we operate. It is the currency that mainly influences the revenue and cost of rendering services.

Uncertain tax exposures

In certain circumstances, we may not be able to determine the exact amount of our current or future tax liabilities or recoverable amount of the claim for tax refund due to ongoing investigations by, or negotiations with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability or the recoverable amount of the claim for tax refund related to uncertain tax positions, we apply similar considerations as we would use in determining the amount of a provision to be recognized in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.” We make an analysis of all uncertain tax positions to determine if a tax liability for uncertain tax benefit or a provision for unrecoverable claim for tax refund should be recognized.

We present interest and penalties for the underpayment of income tax, if any, in Income Tax Expense in profit or loss.

Provision for legal contingency

IM2 is currently under investigation by the Attorney General’s Office for being involved in a significant legal case. Our judgment of the probable cost for the resolution of the case has been developed in consultation with the our counsel handling the defense in this matter and is based upon their analysis of potential outcomes. We currently do not believe this case could materially reduce the our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our judgment or effectiveness of our strategy relating to the case. See Note 34i—Significant Agreements, Commitments and Contingency of to our audited consolidated financial statements included elsewhere in this annual report.

Revenue recognition

Our revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on observed traffic adjusted by normal experience adjustments, which historically are not material to the consolidated statements of comprehensive income.

Differences between the amounts initially recognized and the actual settlements are recorded upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

We recognize revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunication services. We estimate the expected average period of customer relationship based on the most recent churn-rate analysis.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2013

Please see Note 2e—Summary of Significant Accounting Policies to the accompanying consolidated financial statements in Item 19 for a discussion of new accounting standards that became effective subsequent to December 31, 2013 and their anticipated impact on our consolidated financial statements for the current and future periods.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For the years ended December 31, 2011, 2012 and 2013, we did not conduct significant research and development activities. Since 2013, we commenced development of e-commerce digital products and services to complement our core telecommunications services business. In 2013, we established a dedicated in-house product development team which focuses on developing mobile finance, mobile payments, e-commerce and mobile advertising products and services. Our in-house product development team publicly rolled out the award-winning “Dompetku” mobile money service in 2013 which allows customers to make payments using our cellular pre-paid vouchers. We typically outsource the development of the software platforms for our e-commerce services to third party developers.

In December 2013, we also established Idea Box, a business incubator based in Jakarta, through which we intend strengthen our business portfolio by supporting the development of innovative and marketable e-commerce products and services by startup companies in Indonesia. Idea Box is intended to invest a minority stake in startup companies which we believe have promising and commercial potential but which may or may not have been fully market-tested.

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

In January and December 2011, we and Lintasarta each introduced an organizational restructuring which forms part of our transformation program that began in 2009 to increase our productivity and improve our longer-term operating results. We and Lintasarta each offered special compensation packages to employees who meet certain criteria as determined by us and Lintasarta, respectively, and who opted to end their employment relationship with us or Lintasarta, respectively, as part of such organizational restructuring under our and Lintasarta’s voluntary separation scheme (“VSS Program”). As of December 31, 2013, 214 of our employees participated in the VSS Program.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2013, we had no off-balance sheet arrangements that were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2013, we had contractual obligations in the amount of US$1,713.9 million in foreign currency denominated contracts and Rp20,425.0 billion in Indonesian rupiah-denominated contracts. The foreign currency denominated contractual obligations require payments totaling US$281.3 million in 2014, US$313.8 million from 2015 to 2016, US$229.8 million from 2017 to 2018 and US$888.9 million from 2019 and thereafter. The Indonesian rupiah-denominated contractual obligations require payments totaling Rp8,393.2 billion in 2014, Rp4,513.0 billion from 2015 to 2016, Rp3,365.1 billion from 2017 to 2018 and

Rp4,153.7 billion from 2019 and thereafter. The table below sets forth information relating to certain of our contractual obligations as of December 31, 2013:

	Payments due by the periods ending December 31,
	Total		2014		2015-2016		2017-2018		2019 and thereafter
	Rp	US$	Rp	US$	Rp	US$	Rp	US$	Rp	US$
	(Rp in billions and US$ in millions)
Contractual obligations:
Short-term loan	1,500.0	—	1,500.0	—	—	—	—	—	—	—
Loans payable	3,450.0	280.5	1,600.0	69.2	1,200.0	131.2	650.0	60.0	—	20.1
Bonds payable	7,820.0	650.0	2,358.0	—	1,092.0	—	1,370.0	—	3,000.0	650.0
Interest payable on loans and bonds	3,662.1	367.0	1,102.8	59.0	1,318.6	110.2	710.1	101.1	530.6	96.7
Obligations under finance lease	2,317.2	293.8	353.6	34.3	705.5	68.7	635.0	68.7	623.1	122.1
Purchase obligations	1,478.8	118.8	1,478.8	118.8	—	—	—	—	—	—
Other non-current liabilities and non-current financial liabilities	196.9	3.7	—	—	196.9	3.7	—	—	—	—

Total contractual cash obligations	20,425.0	1,713.8	8,393.2	281.3	4,513.0	313.8	3,365.1	229.8	4,153.7	888.9

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with Indonesian law, we have a Board of Commissioners and a Board of Directors. The two boards are separate, and no individual may be a member of both boards.

Board of Commissioners

Our Board of Commissioners consists of ten members, one of whom is designated the President Commissioner. The members of the Board of Commissioners are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Commissioners shall be nominated by the holder of the one Series A share. In accordance with BAPEPAM-LK regulations and IDX rules, four commissioners have been designated as Independent Commissioners: Rudiantara, Soeprapto S.IP, Chris Kanter and Richard Farnsworth Seney. As of April 24, 2014, our Board of Commissioners consisted of 10 members as listed below:

Name	Age	Commissioner Since	Position
H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani	54	2008	President Commissioner
Dr. Nasser Mohammed Marafih	53	2008	Commissioner
Richard Farnsworth Seney	59	2012	Independent Commissioner
Rachmat Gobel	51	2008	Commissioner
Rionald Silaban	48	2008	Commissioner
Beny Roelyawan	57	2012	Commissioner
Cynthia Alison Gordon	51	2013	Commissioner
Rudiantara	54	2012	Independent Commissioner
Soeprapto S.IP	67	2005	Independent Commissioner
Chris Kanter	62	2010	Independent Commissioner

Set forth below is a brief biography of each of our Commissioners.

H.E. Sheikh Abdullah Bin Mohammed Bin Saud Al Thani has been the President Commissioner since August 2008. Sheikh Abdullah is currently the Chairman of the Board of Directors of Ooredoo Qatar (formerly known as Qtel) and the Ooredoo (formerly known as Qtel Group). In his capacity as Chairman, Sheikh Abdullah represents a wide range of business skills, experience and knowledge. He has helped enhance Ooredoo Qatar’s corporate governance system to ensure Ooredoo Qatar is directed and controlled in the most efficient manner in line with international practices, thereby reinforcing both corporate accountability and the sustained creation of shareholder wealth. Sheikh Abdullah has previously held several high profile positions in Qatar including the Chief of the Royal Court (Amiri Diwan), a role he filled from 2000 to 2005. His Excellency enjoys the status of a minister, and he is also a member of the Qatari Planning Council. He graduated as a Pilot in the British Army Air Corps and completed his studies at the Senior Military War College for the Armed Forces in the United States of America.

Dr. Nasser Mohammed Marafih has been a Commissioner at Indosat since August 2008 and is the Chairman of the Remuneration Committee and the Budget Committee. Dr. Marafih is the Group Chief Executive Officer of Ooredoo. Dr. Marafih started his career at Ooredoo Qatar in 1992 as an expert advisor from the University of Qatar and was involved in the introduction of the first GSM service in the Middle East in February 1994. Dr. Marafih has spearheaded Ooredoo’s global growth in recent years. He has received a number of prestigious awards and holds several key industry roles. He was Chairman of the GSM Association’s Mobile for Development Foundation in 2012 and he sits in the Board of the GSM Association which represents the interests of the worldwide mobile communications industry. He is also the Chairman of the SAMENA Telecommunication Council for South Asia, Middle East, North Africa. In 2013, he led the global launch of the new “Ooredoo” brand, supported Ooredoo’s efforts to increase its stakes in Asiacell Communications PJSC and Wataniya Telecom (National Mobile Telecommunications Company K.S.C.) and successfully secured a business license for Ooredoo Myanmar. He was named as one of the most influential telecommunications professional in the world in the Global Telecoms Business Power 100 list in 2013. Dr. Marafih holds a Bachelor of Science in Electrical Engineering, a Master of Science and a Ph.D. in Communication Engineering, all from George Washington University in the United States.

Richard Farnsworth Seney has been an Independent Commissioner since September 2012 and was appointed as the Chairman of the Audit Committee from June 2013. Mr. Seney served as Commissioner of our Company from 2009 to 2012, Chief Operating Officer of Ooredoo from 2007 to 2011, President and Chief Executive Officer of MCT Corp. (including predecessors) from 1992 to 2007, Executive Vice President and General Manager of MCT Investors, L.P. from 1987 to 2002, and Executive Vice President and Chief Financial Officer of Charisma Communications Corporation from 1985 to 1987. Mr. Seney received a Bachelor degree in Commerce from the University of Virginia McIntire School of Commerce.

Rachmat Gobel has been a Commissioner since 2008. Currently he is the Chairman of the Gobel Group of companies that has operations in manufacturing, trading, services, integrated logistics management as well as food and hospitality, including industrial catering. In 1960, Gobel Group entered into a technical assistance agreement with Panasonic Corporation (formerly Matsushita Electric Industrial Co., Ltd.), one of the world’s leaders in electronics and electrical goods. Since 1970 Gobel Group has been the Indonesian joint venture partner of Panasonic. Mr. Gobel also holds other high level positions, including as a Commissioner of PT Smart Tbk, Commissioner of PT Visi Media Asia Tbk, the Vice Chairman of the Board of Advisors of the Indonesian Chamber of Commerce and Industry (Kamar Dagang dan Industri Indonesia or KADIN Indonesia), the Vice Chairman of the Employers Association of Indonesia (Asosiasi Pengusaha Indonesia or “APINDO”), the Chairman of the Federation of Electronic and Telematics Association (FGABEL) and the Chairman of the Indonesian Renewable Energy Society. He has also been appointed as a member of the National Innovation Committee (Komite Inovasi Nasional or KIN) by President Susilo Bambang Yudhoyono. Mr. Gobel graduated with a Bachelor of Science degree in International Trade from Chuo University in Tokyo, Japan in 1987 and was awarded an Honorary Doctorate Degree from Takushoku University, Tokyo, Japan in 2002. In 2009, he received the prestigious “Distinguished Engineering Award in Manufacturing Technology” in the Field of Manufacturing Technology” (“Perekayasa Utama Kehormatan dalam Bidang Teknologi Manufaktur”) from the Agency for the Assessment and Application Technology (Badan Pengkajian dan Penerapan Teknologi or BPPT). In 2009, he also received the “BNSP-Competency Award” from the National Agency for Certification of Professions (Badan Nasional Sertifikasi Profesi or BNSP), Ministry of Manpower and Transmigration of the Republic of Indonesia.

In 2011, he received the prestigious “Asian Productivity Organization Regional Award” from the Asian Productivity Organization in Tokyo, Japan, for his contributions to improving productivity in Indonesia’s industry sector and demonstrating the significant role of private-sector leaders in introducing sustainable development through Green Productivity and forging strategic partnerships with the rest of Asia and the Pacific, from the Asian Productivity Organization, Tokyo, Japan. Mr. Gobel is also actively involved in numerous social activities, including the Indonesian Red Cross.

Rionald Silaban has been a Commissioner since June 2008 and was appointed as a member of the Risk Management Committee in the same year. He currently serves as Senior Advisor to the Minister of Finance. He has held several positions in the past, including Director of the Center for Policy Analysis and Harmonization of the Ministry of Finance in Indonesia, Director of Fiscal Risk Management of the Ministry of Finance from 2006 to 2008, Senior Advisor at the World Bank in Washington D.C., U.S. from 2004 to 2006, Division Head in Secretariat General of the Ministry of Finance from 2002 to 2004, Head of the Assets Monitoring Division of the Indonesian Banking Restructuring Agency from 2000 to 2002, Division Head for Financial Service of the Legal Bureau of the Ministry of Finance from 1998 to 2000, Deputy Director for Privatization of Directorate General State-Owned Enterprise of the Ministry of Finance from 1997 to 1998, Head of Section of the Legal Bureau of the Ministry of Finance from 1994 to 1997 and Head of Secretariat for Privatization Committee of Ministry of Finance from 1994 to 1997. Mr. Silaban earned a law degree from the University of Indonesia in 1989 and a Master of Laws degree from the Georgetown University Law Center, Washington D.C. in the United States, in 1993.

Beny Roelyawan has been a Commissioner since June 2012. Mr. Roelyawan served as Deputy III at the State Intelligence Agency, Republic of Indonesia from January 2006 to July 2013 and as Deputy VII of Analysis and Production from July 2013 until today. He received Honorary Award of Satyalancana Karya Satya X in 2001 and Satyalancana Karya Satya XX in 2005. He holds a Bachelor degree in Economy Enterprises from the University of Diponegoro in Indonesia.

Cynthia Alison Gordon has been a Commissioner since June 2013. Mrs. Gordon joined Ooredoo in January 2012 as Group Chief Commercial Officer. She is responsible for marketing, distribution and customer services across Ooredoo. Mrs. Gordon works closely with Ooredoo’s operating subsidiaries to develop, review and implement commercial strategies to drive revenue and profitability growth. Mrs. Gordon has more than 20 years of experience at leading mobile, broadband and fixed-line operations in the emerging and developed markets. Mrs. Gordon started her career at Unilever as a management trainee focusing on brand management of Unilever’s major mass-market brands. From 1991 until 1998, Mrs. Gordon held senior marketing positions at One to One (a subsidiary of T-Mobile USA, Inc.), Lloyds Bank Plc and Abbey National Plc. Mrs. Gordon was Marketing Director at ACC International (a subsidiary of AT&T Inc.) from 1998 until 1999 and a Marketing Director at THUS Group Plc (which was subsequently acquired by Vodafone Group Plc) from 2000 until 2001. In 2001, she joined Orange S.A. (previously known as France Télécom S.A.) (“Orange”) as Marketing Director where she rose to become Vice-President of Business Marketing. From 2007 until 2009, she was Group Chief Commercial Officer at Mobile TeleSystems OJSC (“MTS”), where she led MTS’s commercial strategy and direction and helped to develop a common marketing strategy with simple tariffs across markets, and supported MTS’s launch into India. During her tenure, MTS became the first Russian brand to enter the Financial Time’s Global Brands list in 2008. From 2009 until 2011, she returned to Orange as Vice-President of Partnerships and Emerging Markets, where she supported Orange’s emerging market operations in Africa and Eastern Europe and managed Orange’s relationship with Apple. Mrs. Gordon holds a Bachelor of Arts in Business Studies from Brighton University.

Rudiantara has been an Independent Commissioner since November, 2012. Currently, Mr. Rudiantara is the Chief Executive Officer of PT Bukitasam Transpacific Railways and PT Rajawali Asia Resources. Mr. Rudiantara previously held various positions, including Independent Commissioner and Chairman of the Audit Committee of Telkom from 2011 to 2012, Deputy Chief Executive Officer of PT PLN (Persero), Deputy Chief Executive Officer of PT Semen Gresik (Persero) Tbk, Director and Commissioner of XL, COO PT

Telekomindo Primabhakti, Commissioner Bank Pos and Director of Telkomsel. He received an MBA degree from IPPM (Institut Pendidikan dan Pembinaan Manajemen) and Bachelor degree in Statistic from the University of Padjadjaran in Indonesia.

Soeprapto S.IP has been an Independent Commissioner since 2005 and from 2005 until 2012 was a member of the Audit Committee. In the past, Mr. Soeprapto has held several positions, including as Personnel Assistant to the Army Chief of Staff of the Republic of Indonesia from 2000 to 2001, and currently serves as a Commissioner of each of PT Padangbara Sukses Makmur since 2008 and PT Sawit Kaltim Lestari since 2010. Mr. Soeprapto earned a degree in Political Science from Universitas Terbuka in Jakarta and participant of the Regular Course (KRA 29) in 1996 at the Indonesian National Resilience Institute (Lembaga Ketahanan Nasional or LEMHANAS).

Chris Kanter has been an Independent Commissioner since January 2010. Mr. Kanter is an Indonesian businessman and business community leader, who is at the forefront of the national economic reform agenda in Indonesia. A trained engineer, he is the Chairman and Founder of Sigma Sembada Group, a major turnkey contractor, with operations in the transportation and logistics segments and in oil exploration. In 2011 he was appointed by the President of Indonesia to serve as a member of National Economic Council (Komite Ekonomi Nasional or KEN). Mr. Kanter also serves as Chairman of the Board of Founders of the Swiss German University, Vice Chairman of the National Board of APINDO, Chairman of Board of Founders of the Global Entrepreneurship Program Indonesia and Vice President Commissioner of PT Bank BNP Paribas Indonesia. Mr. Kanter also served as a member of the Peoples Consultative Congress (MPR) of the Republic of Indonesia from 1998 to 2002. Mr. Kanter is a graduate of the Faculty of Engineering, Trisakti University, Indonesia.

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

Board of Directors

Our Board of Directors is responsible for our overall management and day-to-day operations under the supervision of the Board of Commissioners. The Board of Directors consists of at least three members, including one President Director. The members of the Board of Directors are elected and dismissed by shareholders’ resolutions at a general meeting of shareholders, provided that one member of the Board of Directors shall be nominated by the holder of the one Series A share. As of April 24, 2014, our Board of Directors consisted of three members as listed below:

Name	Age	Director Since	Position
Alexander Rusli	43	2012	President Director & Chief Executive Officer
Fadzri Sentosa	50	2007	Director & Chief Wholesale and Infrastructure Officer
Curt Stefan Carlsson	43	2011	Director & Chief Financial Officer

Set forth below is a brief biography of each of our Directors:

Alexander Rusli assumed the role of President Director and CEO in November 2012 after serving as an Independent Commissioner since January 2010. Before November 2012, Mr. Rusli was a Managing Director in Northstar Pacific, a private equity fund which focuses on Indonesian and Southeast Asian opportunities. Prior to his role in Northstar Pacific, Mr. Rusli served the Government of Indonesia for nine years. In his first six years in government, he was an Expert Advisor to the Minister of Communications and Information Technology, where he was involved in the formulation of policy and regulation in the Telecommunication, Media and Postal industries. In his last three years in government services, he was an Expert Staff to the Minister of State-Owned Enterprises, overseeing approximately 140 state-owned enterprises with more than 500 subsidiaries. During that period, he also held various positions at certain state-owned companies including serving as commissioner of PT Krakatau Steel (Persero), a steel producer, PT Geodipa Energi, a geothermal company and PT Kertas Kraft Aceh, a kraft paper manufacturer. Prior to his posts in the Government, Mr. Rusli was Principal Consultant for PricewaterhouseCoopers Management Consulting in Indonesia. Mr. Rusli completed all his formal tertiary education in Curtin University, Western Australia. He holds a Doctor of Philosophy degree in Information Systems.

Fadzri Sentosa was appointed as a Director in June 2007 and as Director & Chief Wholesale and Infrastructure Officer in June 2009. Currently, Mr. Sentosa is a member of the Board of Commissioners of Lintasarta since 2007 and IM2 since his return to IM2 in 2013. Mr. Sentosa has previously held various positions with us, including as member of the Board of Commissioners of IM2 from 2005 to 2009, Group Head of National Card and Channel Management from 2006 to 2007, Senior Vice President of Commerce, Jabotabek Region from 2005 to 2006 and Senior Vice President of Cellular Sales from 2003 to 2004, member of the Board of Directors of Satelindo in 2003 and a member of the Board of Director of PT Indosat Multimedia Mobile from 2002 to 2003. Mr. Sentosa received a Master degree in International Business Management from the University of Technology, Sydney in 2001 and a Bachelor degree in Telecommunications Engineering from the Bandung Institute of Technology in 1986.

Curt Stefan Carlsson was appointed as Director & Chief Financial Officer in September 2011. Mr. Carlsson has previously held various positions, including Chief Operations Advisor at wi-tribe Philippines since January 2011, he held a transitional advisory role at Telenor Asia from August 2010 to December 2010, Chief Financial Officer at DiGi.Com Bhd and at DiGi Telecommunications Sdn Bhd, Selangor, Malaysia from November 2006 to July 2010, Chief Financial Officer at Telenor Pakistan Pvt. Ltd (TP) from June 2004 to October 2006, Chief Financial Officer at Telenor Mobile Sverige (TMS), Sweden, from August 2001 to May 2004, Chief Financial Officer at Mobyson, Norway from May 2000 to July 2001 and an Auditor at PricewaterhouseCoopers, Sweden, from September 1997 to April 2000. He holds a Master in Science degree in Business and Economics from the University of Uppsala, Sweden in 1997.

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

Compensation of Commissioners and Directors

For their services, our Commissioners and Directors are entitled to remuneration, which is determined by the annual general meeting of shareholders. The net amount of remuneration paid to our Commissioners and Directors for the year ended December 31, 2013, including basic compensation and short and long-term incentives, was Rp41,672 billion (US$3,418 million).

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

For the year ended December 31, 2013, we, Lintasarta and IM2 incurred a total benefit of Rp180.2 billion (US$14.8 million) for pension, post-retirement benefits (i.e., benefits under Labor Law 13) and post-retirement healthcare for our employees. As of December 31, 2013, we and Lintasarta also recognized total prepaid pension costs of Rp127.7 billion (US$10.5 million), while we, Lintasarta and IM2 recognized total accrued liability of post-retirement benefits and post-retirement healthcare of Rp765.2 billion (US$62.8 million). For more information about our pension plan, including the total amount set aside to provide pension, retirement or similar benefits, see Note 22 and Note 30 to our audited consolidated financial statements.

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

Our Board of Directors is generally responsible for managing our business in accordance with applicable laws, our Articles of Association and the policies and directives issued by the general meeting of shareholders and the Board of Commissioners. The President Director alone has the authority to represent and act on behalf of the Board of Directors and our Company. However, if the President Director is absent or unavailable, then one of the Directors designated by the President Commissioner shall have such authority to represent the Directors.

The Board of Directors must obtain written approval from the Board of Commissioners to: (i) purchase and/or sell shares of other companies in the capital markets; (ii) enter into, commit to enter into, amend and/or terminate a license agreement or cooperation, joint venture, management and similar agreement with other enterprises or parties; (iii) purchase, dispose, sell, pledge or encumber all or part of the business, title to or the fixed or other assets of our Company (including any interest therein); (iv) cease to collect and write-off accounts receivable from the books as well as supplies of goods; (v) bind our Company as guarantor (borg or avalist) or in any other way in which our Company becomes liable to another party’s debt obligation, whether by an agreement to take over another party’s debt, an agreement to grant financing to another party to purchase goods or services, or by the purchase of shares, capital participation, advance payment or loan to pay in full another party’s debt; (vi) accept or grant or commit to grant medium/long-term loans and accept or grant non-operational short-term loans (except for granting loans to a subsidiary and/or employees of our Company which have been approved pursuant to applicable internal procedures); (vii) conduct the expenditure of capital goods in a transaction or an inter-related transaction with a nominal value higher than the permitted value determined by the Board of Commissioners from time to time; (viii) issue bonds or other securities than can be converted into shares; (ix) propose the issuance of new shares of our Company; (x) provide an indemnity to or otherwise guarantee the obligation of any person; (xi) determine and/or change our Company’s management structure; (xii) make a new business plan or change the business plan; (xiii) change the accounting, financial, or tax practice and system of our Company or our subsidiary; (xiv) change our Company’s name; (xv) approve the financial statement provided to the shareholders in the GMS; (xvi) determine the annual budget of our Company and the annual budget of a subsidiary; (xvii) carry out capital participation or dispose capital participation of our Company in other enterprises that are not carried out through the capital markets; (xviii) establish a subsidiary or approve the relinquishment or the reduction of its interest, whether directly or indirectly, in each of the subsidiaries, or take over the shares in any company or relinquish any shares in any company; (xix) take any corporate action or investments related to any subsidiary of our Company; (xx) use any right of the shareholders in our Company’s subsidiary, or any other company in which our Company has a share participation; (xxi) approve the payment of any bonus or similar payment to our Company’s employees or change the remuneration structure of employees; (xxii) undertake a merger, consolidation, acquisition or separation, each as defined under the Law No. 40 of 2007 on Limited Liability Companies, as amended; (xxiii) establish or change our Company’s asset liability management policy; (xxiv) establish or change standing delegations among members of the Board of Directors relating to signing authority limits for expenditures, assets purchases and sales, loans and other commitments; and (xxv) engage in any other material transaction or matters as may be determined by the Board of Commissioners from time to time having a value of the lower of 5.0% or more of total revenue or 2.5% or more of our non-current assets on a consolidated basis as set out in our audited consolidated financial statements. The Board of Commissioners shall be obligated to determine thresholds in respect of the actions referenced to in (i) to (viii), (x) and (xxi) above and shall be entitled to change such thresholds from time to time. In the event actions are taken within the applicable threshold, then the approval from the Board of Commissioners’ is not required. In granting a written approval for the actions above, the Board of Commissioners must observe prevailing capital markets regulations.

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

Audit Committee

In accordance with BAPEPAM-LK, IDX and NYSE regulations, we have formed an independent Audit Committee, consisting of five persons and chaired by one of the Independent Commissioners. The duties of the Audit Committee include providing professional, independent advice to the Board of Commissioners and identifying matters that require the attention of the Board of Commissioners, including a review of the following: our financial information (including financial reports and projections); the independence and objectivity of our public accountant; the adequacy of our public accountant’s audits that all material risks have been considered; the adequacy of our internal controls; our compliance as a listed company with the prevailing capital markets regulations and other regulations related to our business and our internal auditors’ duties. The Audit Committee also examines and reports complaints to the Board of Commissioners, maintains the confidentiality of documents, data and information relating to us, conducts an audit of any alleged mistake in the resolutions of a Board of Directors’ meeting or deviations in the implementation of the resolutions of such meeting and maintains the Audit Committee charter.

On June 18, 2013, Richard Farnsworth Seney was appointed as Chairman of the Audit Committee. As of December 31, 2013, the members of our Audit Committee were Richard Farnsworth Seney (Chairman), Rudiantara, Chris Kanter, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon. BAPEPAM-LK regulations require at least two outside persons to serve as members of the Audit Committee. As of December 31, 2013, two of the members of our Audit Committee, Kanaka Puradiredja and Unggul Saut Marupa Tampubolon, were independent outside Commissioners. We have posted the written charter of the Audit Committee dated September 4, 2013 on our website at www.indosat.com, where it is publicly available.

Such charter is reviewed annually and a revised charter has been approved by our Board of Commissioners and is attached hereto as Exhibit 15.13.

Remuneration Committee

Our Remuneration Committee is responsible for providing recommendations to our Board of Commissioners regarding remuneration, bonuses and other benefits for members of our Board of Commissioners and Board of Directors as well as employees, including the structure, terms and issuance of stock options. As of December 31, 2013, the members of our Remuneration Committee were Dr. Nasser Mohammed Marafih, Soeprapto S.IP., Rudiantara and Cynthia Alison Gordon. We have posted the written charter of the Remuneration Committee on our website at www.indosat.com, where it is publicly available.

Risk Management Committee

On October 26, 2005, we established a Risk Management Committee, which reports to our Board of Commissioners. Our Risk Management Committee evaluates potential risks regarding our business and provides recommendations to our Board of Commissioners regarding our policies regarding risk assessment and risk management, including making recommendations for improvements to our existing procedures as necessary. As of December 31, 2013, the members of our Risk Management Committee were Rachmat Gobel (Chairman), Rionald Silaban, Richard Farnsworth Seney and Cynthia Alison Gordon We have posted the written charter of the Risk Management Committee on our website at www.indosat.com, where it is publicly available.

Budget Committee

Our Budget Committee assists the Board of Commissioners in performing the Board’s supervisory and advisory duties by reviewing and giving its recommendations to the Board in relation to our strategic plans, the annual work plan and budget (which includes the capital expenditure plan). As of December 31, 2013, the members of our Budget Committee were Dr. Nasser Mohammed Marafih (Chairman), Richard Farnsworth Seney, Chris Kanter and Cynthia Alison Gordon.

Employees

As of December 31, 2013, on a consolidated basis, we employed 4,200 employees, 3,956 of whom were permanent employees and 244 of whom were non-permanent employees. As of December 31, 2013, excluding seconded employees, our subsidiaries employed approximately 910 permanent employees. As of December 31, 2013, our permanent employees included 997 managerial-level employees (employees with the rank of manager or higher) and 2,049 non-managerial employees, compared to 957 managerial-level employees and 2,010 non-managerial employees as of December 31, 2012, and 900 managerial and 1,948 non-managerial employees as of December 31, 2011. Our turnover rate for employees during 2013 was 2.98% per annum, representing a decrease from 5.6% in 2012 (due to the VSS Program). As a result, as of December 31, 2013, our employees had worked for us for an average of 12.8 years.

We provide a number of benefits to our employees, including a pension plan, medical benefits, life insurance, income tax allowances and access to a cooperative established by the employees.

Some of our employees are entitled to a pension under a defined benefit plan, pursuant to which they receive both a lump sum payment and a monthly benefit through an insurance program managed by PT Asuransi Jiwasraya (Persero), a state-owned insurance company. As of December 31, 2013, we insured 1,482 permanent employees through a fully-funded pension program. In this program, an employee who resigns at 56 years of age will receive a pension benefit. In addition, we established a defined contribution pension plan for our employees in May 2001. Following the merger of Satelindo and PT Indosat Multimedia Mobile into Indosat, we combined the defined contribution plans established for our legacy subsidiaries’ employees with our plan. Under the defined contribution plan, employees contribute between 10.0% and 13.33% of their base salary to the plan. We then make a contribution to the plan equivalent to 50% of each employee’s contribution.

On December 12, 2013, we implemented an employment termination program as part of our reorganization plan under which employees whose employment are terminated will receive severance benefits. As of December 31, 2013, 214 employees were terminated under this employment termination program as approved by the Board of Directors.

On August 25, 1999, our employees established the Indosat Workers Union (Serikat Pekerja Indosat or “SPI”). On September 15, 2006, our management and SPI signed a collective labor agreement covering general terms of employment, including working hours, payroll, employee development and competency, occupational safety and health, employees’ welfare, social allowances, employees’ code of conduct and mechanisms for handling disputes. This collective labor agreement was renewed on January 1, 2013 which is valid until December 31, 2014. We believe we maintain a good relationship with the union. As stipulated by Article 7.3 of the collective labor agreement, we conduct meetings with the union at least once every three months.

Our employees have also established the Indosat Employees Cooperative (Koperasi Pegawai Indosat or “Kopindosat”). Kopindosat provides various benefits, such as consumer loans, principally to our employees, and car and equipment rental, principally to us. The management of Kopindosat is elected by our employees every three years at a members’ meeting. Kopindosat has a minority stake in some of our affiliates. We have also temporarily seconded several of our employees to support Kopindosat and its subsidiaries in conducting their business, as well as to provide job training for its employees.

Share Ownership

One of our directors beneficially owns less than one percent of our common stock and his beneficial share ownership in us has been recorded in our special register.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2013, our issued and fully paid capital was divided into one Series A share and 5,433,933,499 Series B shares, each with a par value of Rp100. The Government, through the Ministry of State-Owned Enterprises, owns the one Series A share and has special voting rights, and owns 776,624,999 Series B shares representing 14.29% of our shares. Ooredoo Asia owns 3,031,528,000 Series B shares and 500,528,600 Series B shares underlying our ADSs, or a total of 3,532,056,600 Series B shares representing 65.00% of our shares. SKAGEN AS owns 298,880,950 Series B shares representing 5.50% of our shares. As of December 31, 2013, 24,445,450 of our ordinary shares underlying our ADSs (excluding those owned by Ooredoo Asia and SKAGEN), representing in aggregate approximately 0.40% of our outstanding shares, and 802,925,500 Series B shares (excluding those owned by Ooredoo Asia, the Government and SKAGEN) representing 14.80% of our shares, were held by the public. Because many of our Series B shares and ADSs were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares is higher. We have voluntarily delisted trading of our ADSs on the NYSE effective May 17, 2013, and since then our ADSs have not been listed or quoted on any national securities exchange in the United States. We will continue to be subject to reporting obligations under the Exchange Act until such time as we can terminate the registration of our securities under it.

The following table sets forth information as of December 31, 2013 regarding (i) persons known to us to own more than 5.0% of our common stock (whether directly or beneficially through the ADSs) and (ii) the total amount of any class of our common stock owned by individual members of the Board of Commissioners and the Board of Directors:

Title of class	Name	Number of Shares Held	Percentage of Total Outstanding Shares of Class
Series A	Government	1	100.00%
Series B	Ooredoo Asia(1)	3,532,056,600	65.00
Series B	Government	776,624,999	14.29
Series B	SKAGEN AS	298,880,950	5.50
Series B	Fadzri Sentosa	10,000	0.00	*

*	Less than 1.0%
(1)	Ooredoo Asia is wholly owned by Ooredoo.

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

On May 16, 2002, the Government sold 8.1% of our outstanding common stock through an accelerated global tender, reducing the Government’s shareholding to 56.9%. On December 20, 2002, the Government sold 41.9% of our outstanding common stock to ICLM (described below), further reducing the Government’s shareholding to 15.0%. Although Government’s ownership has been reduced, the Government retains a significant degree of influence over us through the one Series A share.

As the holder of the one Series A share, the Government has special voting rights. The material rights and restrictions which are applicable to our common stock are also applicable to the one Series A share, except that the Government may not transfer the Series A share. In addition, through the Series A share, the Government has veto rights with respect to: (i) increases in our share capital without pre-emptive rights; (ii) mergers, consolidations, acquisitions and demerger involving us; (iii) dissolution, liquidation and bankruptcy; (iv) amendments to our Articles of Association related to our purposes and objectives and the Series A holder’s veto rights.

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

On January 17, 2007, ICLM notified us regarding the intention of Ooredoo to make an equity investment of approximately 25.0% in AMH which, at the time, was wholly owned by STT, which we understand closed on March 1, 2007. Upon the closing of the transaction, STT effectively controlled approximately 75.0% of AMH, which directly owns ICLM and ICLS.

On June 22, 2008, following negotiations with ST Telemedia, Ooredoo purchased all of the issued and outstanding shares of capital stock of each of ICLM and ICLS. Pursuant to the share purchase agreement, Ooredoo, through its subsidiary Qatar South East Asia Holding S.P.C., acquired all of the capital stock of ICLM and ICLS from AMH, which is 75.0% indirectly owned by STT and 25.0% indirectly owned by Ooredoo. Following this acquisition, pursuant to Indonesian law requirements, Ooredoo conducted a mandatory tender offer to acquire up to 24.19% of our outstanding Series B Shares (including Series B Shares underlying ADSs) and as of December 31, 2013 owned 65.0% of our shares. On June 4, 2009, ICLM sold its 39.96% ownership in our Company to ICLS and, pursuant thereto, ICLS became the legal owner of 3,532,056,600 shares representing 65.0% of our shares. On September 11, 2009, ICLS changed its name to Qatar Telecom (Qtel Asia) Pte. Ltd. and on March 7, 2013, Qatar Telecom (Qtel Asia) Pte. Ltd. changed its name to Ooredoo Asia. Ooredoo is 68%-owned by the Qatar government.

Ooredoo provides significant financial expertise, procurement, legal, operational, network build and maintenance, marketing, human resources, business development and technical support to us. Ooredoo has management representation in us and actively participates in business strategy formulation. We intend to take advantage of synergies existing and created by our membership in the Ooredoo group of companies, thereby enhancing our position in the Indonesian telecommunications market.

SKAGEN AS

In September 2010, we were informed by SKAGEN AS, a Norwegian investment company with eleven mutual funds under management, that through certain purchases of our ADSs, it owns more than 5% of our shares. As of December 31, 2013 SKAGEN AS owned approximately 5.50% of our shares.

Related Party Transactions

We are a party to certain agreements and engage in transactions with a number of entities that are related to us, including joint venture companies, cooperatives and foundations, as well as our controlling shareholders, the Government and Ooredoo Asia, and entities that are related to or owned or controlled by the Government and Ooredoo Asia. As of December 31, 2013, the most significant of these transactions include cash and cash equivalents in the amount of Rp879.0 billion (US$72.1 million) deposited in state-owned banks, operating revenues from Telkomsel amounting to Rp637.2 billion (US$52.3 million) and a short-term loan from Mandiri amounting to Rp1,499.8 billion (US$123.0 million). For further information on interest rate in relation to our outstanding loans, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.” In addition, we are a party to various agreements with other state-owned entities such as insurance companies, banks and various suppliers.

In 2012, we entered into an agreement with Ooredoo Group LLC (“Ooredoo Group”) pursuant to which Ooredoo Group agreed to provide project management and consultancy services at our request. This agreement has an unlimited term until terminated by mutual consent of the parties thereto or upon the liquidation or insolvency of any of the parties thereto. Terms and conditions of such services are to be provided at arm’s length terms which are to be agreed upon on a project by project basis. In 2013, Ooredoo Group provided consultancy services to assist us among others in the improvement of our sourcing system and processes, enhancement of our corporate governance practices and business development for an aggregate consideration of Rp21.5 billion (US$1.8 million).

In 2012, we entered into an agreement with Ooredoo Group pursuant to which Ooredoo Group agreed to provide its personnel to be seconded at our Company at our request. Under the terms of this agreement, our Company will bear all expenses relating to each seconded personnel. This agreement is valid from January 1, 2012 for a period of five years and shall be automatically extended for additional terms of one year unless terminated by mutual consent of the parties thereto or upon the liquidation or insolvency of any of the parties thereto. In 2013, several Ooredoo Group personnel were seconded at our Company who assumed various roles among others in network and technological development, marketing and finance, for an aggregate consideration of Rp.44.3 billion (US3.6 million).

For a discussion of some of significant transactions entered into with related parties, see Note 31 of our consolidated financial statements included elsewhere in this annual report.

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

On May 5, 2004, we received the Supreme Court’s verdict No. 1610K/PDT/2003 in favor of Primer Koperasi Pegawai Kantor Menteri Negara Kebudayaan dan Pariwisata (known as Primkopparseni), regarding a disputed foreign currency exchange transaction. The court’s judgment required us to pay Rp13.7 billion plus 6.0% interest per annum from February 16, 1998 until the final settlement date and on December 22, 2004, we satisfied the judgment through payment of Rp19.3 billion to the Central Jakarta District Court. Furthermore, in January 2005, we filed a motion for reconsideration against the Supreme Court’s verdict. As of April 24, 2014, the Supreme Court has not issued a verdict for the reconsideration.

On November 1, 2007, the KPPU issued a decision regarding a preliminary investigation involving us and eight other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law. On June 18, 2008, the KPPU determined that Telkom, Telkomsel, XL, Bakrie Telecom, Mobile-8 and Smart Telecom (as of March 2011, Mobile-8 had changed its name to PT Smartfren Telecom Tbk) had jointly breached Article 5 of the Anti-monopoly Law. Mobile-8 appealed this ruling to the Central Jakarta District Court, where Telkomsel, XL, Telkom, Indosat, Hutchison, Bakrie Telecom, Smart Telecom, Natrindo were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. Although the KPPU decided in our favor with respect to the allegations of price-fixing of SMS, we cannot assure you that the District Court will affirm the KPPU decision. In 2011, the Supreme Court issued a ruling appointing the Central Jakarta District Court jurisdiction to examine the objections filed in the appeal of the KPPU decision. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU. As of April 24, 2014, we have not received any notification from the District Court with respect to the resolution of this case.

On January 13, 2012, Mr. Indar Atmanto, the former President Director of IM2 was accused of corruption by the AGO. According to the AGO, a state loss amounting to Rp1,358.3 billion was caused by an agreement between IM2 and our Company, related to the alleged illegal use by IM2 of our Company’s 2.1 GHz frequency band. The MOCIT issued letter No. 65/M.KOMINFO/02/2012 on February 24, 2012 stating that there was no breach of law, crime committed, and no state loss resulting from the agreement between our Company and IM2. Moreover the MOCIT has also sent a letter to the AGO directly which states that neither our Company nor IM2 has violated any regulation and the collaboration between our Company and IM2 is lawful under the prevailing laws and regulations and common practices in the telecommunication industry. In addition, the ITRA publicly stated that IM2 had not breached any laws or prevailing rules. However, the AGO ignored the letters from the MOCIT and, on November 30, 2012, named our former President Director as a suspect and, on January 3, 2013, also named IM2 and our Company as corporate suspects. On July 8, 2013, the Corruption Court found Mr. Atmanto guilty of corruption and sentenced him to four years imprisonment and a monetary fine of Rp200 million (or an additional three months’ imprisonment). Furthermore, the Corruption Court found IM2 liable for restitution for state losses caused by such transaction and imposed a monetary fine of Rp1,358.3 billion. On July 11, 2013, Mr. Atmanto lodged his appeal against the Corruption Court’s ruling. On January 10, 2014, the Central Jakarta’s High Court affirmed the Corruption Court’s decision and imposed a higher sentence of eight years’ imprisonment and a separate monetary fine of Rp200 million (or an additional three months’ imprisonment). However, the High Court found that the Corruption Court could not impose a monetary sanction against IM2 which, as a separate legal entity, had not been separately indicted in the AGO’s litigation against Mr. Atmanto, and reversed the Corruption Court’s decision with respect to IM2. On January 23, 2014, Mr. Atmanto filed a petition for appeal to the Supreme Court and, on February 7, 2014 submitted memoranda of appeal. As of April 24, 2014, Mr. Atmanto had not received any decision from the Supreme Court with respect to his appeal. As of the same date, our former President Director, IM2 and our Company had not been formally charged for any wrongdoing in relation to this subject matter.

On December 24, 2008, we received the DGT’s Decision Letter which increased the overpayment amount by Rp84,650 million in the assessment letter on tax overpayment (SKPLB) for fiscal year 2004, which amount was lower by Rp41,753 million than the amount stated in an earlier Decision Letter received on July 4, 2008. On January 21, 2009, we filed suit objecting to the discrepancy in the amount of tax overpayment during fiscal year 2004. On February 2, 2009, the Company received the tax refund from the Tax Office of Rp84,650 million. With respect thereto, on December 4, 2009, the Tax Court revoked the DGT’s Decision Letter dated December 24, 2008 above. On March 17, 2010, the DGT issued a decision favorable to the Company, informing it that the tax overpayment for fiscal year 2004 should be Rp126,403 million instead of Rp84,650 million, which would entitle the Company to get a refund of the difference, amounting to Rp41,753 million. The Company subsequently received the payment of such tax refund amounting to Rp41,753 million from DGT on April 13, 2010. On March 5, 2012, the Company received a Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of an assessment letter of tax overpayment (SKPLB) for fiscal year 2004 amounting to Rp60,674 million. Based on the Company’s evaluation, the realization of income related with the interest compensation was only probable, instead of virtually certain. Therefore, the interest compensation was not recognized in the Company’s 2012 financial statements. On June 29, 2012, the Company received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated March 5, 2012 related to the interest compensation above. On July 27, 2012, the Company submitted a counter-memorandum for reconsideration request to the Supreme Court. As of April 24, 2014, the Company has not received any decision from the Supreme Court with respect to such request.

On June 8, 2009, the Company received an assessment letter on tax underpayment (SKPKB) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 million (including penalties and interest), which was paid in July 2009. The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 million which was charged to 2009 current operations. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in such assessment letter within one month from the date of such assessment letter. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. On July 15, 2010, the Company received the DGT’s Decision Letter declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On June 25, 2012, the Company received the Tax Court’s Decision Letter rejecting the Company’s appeal on Satelindo’s corporate income tax for fiscal year 2002. The Company charged the related claim for tax refund amounting to Rp103,163 million to 2012 operations as part of “Current Income Tax Expense.”

On June 8, 2009, the Company also received SKPKB from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 million and Rp40,307 million (including penalties and interests), respectively. On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction of the Satelindo’s 2002 and 2003 income tax article 26. On July 16, 2010, the Company received the DGT’s Decision Letters declining the Company’s objection to the correction of the Satelindo’s 2002 and 2003 income tax article 26. On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. On November 6, 2012, the Company received the Tax Court’s Decision Letters accepting the Company’s appeal on Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp87,198 million, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted the corrections amounting to Rp4,655 million which was charged to 2012 operations as part of “Others—net.” On January 28, 2013, the Company has received the restitution.

On September 7, 2009, the Company received the DGT’s Decision Letter which declined the Company’s objection to the remaining corrections of the 2006 corporate income tax. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections of the Company’s 2006 corporate income tax. On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received a tax refund amounting to Rp82,626 million. On August 22, 2011, the Company received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a counter-memorandum for reconsideration request to the Supreme Court. As of April 24, 2014, the Company has not received any decision from the Supreme Court with respect to such request.

On May 25, 2010, the Company received the Tax Court’s Decision Letter which declined the Company’s appeal in May and September 2008 to the correction of the 2004 and 2005 income tax article 26 in the amount of Rp60,493 million and Rp82,126 million, respectively. The Company charged the tax correction to 2010 operations, which was presented as part of “Other Income (Expenses)—Others—Net.”

On September 17, 2010, the Company received Tax Collection Letters (“STPs”) from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totaling Rp80,018 million (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund claim for the Company’s corporate income tax for fiscal year 2005 amounting to Rp38,155 million. On January 7, 2011, the Company paid the remaining amount of Rp41,863 million. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. On July 30, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s appeal. On September 11, 2012, the Company submitted a request for restitution to the Tax Office to transfer the tax overpayment related to these STPs. On December 26, 2012 the Company received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court’s decision letter dated July 30, 2012 for the underpayment of the Company’s 2008-2009 income tax article 26. On February 6, 2013, the Company submitted a counter-memorandum for reconsideration request to the Supreme Court. On October 25 and November 4, 2013, the Company received the refund totaling Rp80,018 million.

On October 29, 2010, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal in August 2008 to the correction of the 2005 corporate income tax amounting to Rp38,155 million, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on STPs received by the Company on September 17, 2010. On February 24, 2011, we received a copy of a memorandum for reconsideration request from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated October 29, 2010, regarding our 2005 corporate income tax. On March 25, 2011, the Company submitted a counter memorandum for reconsideration request to the Supreme Court. As of April 24, 2014, the Company has not received any decision from the Supreme Court with respect to such request.

On April 21, 2011, the Company received assessment letters on tax underpayment (SKPKB) from the DGT for the Company’s VAT for the period from January to December 2009, totaling Rp182,800 million (including penalties), which was paid on July 15, 2011. The Company accepted a part of the corrections amounting to Rp4,160 million, which was charged to 2011 operations, which left a balance of Rp178,640 million which the Company is objecting. On July 19, 2011, the Company submitted objection letters to the Tax Office regarding the remaining correction on the Company’s VAT for such period. On June 4, 2012, the Company received the DGT’s decision letters that declined the Company’s objections and, based on its audit, the DGT charged the Company for additional underpayment for the period of January, March, April, June, August to December 2009 totaling Rp57,166 million and overpayment for the period of February, May and July 2009 totaling Rp4,027 million. On July 4, 2012, the Company paid the additional underpayment amounting to Rp57,166 million. On August 24, 2012 and August 31, 2012, the Company received the overpayment amounting to Rp3,839 million and Rp188 million, respectively. On September 3, 2012, the Company submitted appeal letters to the Tax Court regarding the remaining correction on the Company’s VAT for the period January to December 2009 totaling Rp231,778 million (comprised of the initial claim of Rp178,640 million and assessed VAT underpayment of Rp57,166 million net of refunded VAT overpayment of Rp4,027 million). On February 12, February 19 and February 20, 2014, the Company received the Tax Court’s decision letters which accepted the Company’s appeal, however it also charged for a separate VAT underpayment totaling Rp180,930 million, which left a balance of Rp50,848 million for which the Company is eligible for refund. During April 15 and 23, 2014, the Company received the remaining tax refund.

On April 21, 2011, the Company also received an assessment letter on tax overpayment (SKPLB) from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272 million, which amount is lower than the amount recognized by the Company in its financial statements of Rp95,677 million, which left a balance of Rp66,405 million. The Company accepted a part of the corrections amounting to Rp835 million, which was charged to 2011 operations. On May 31, 2011, the Company received a tax refund of Rp23,695 million, net of the amount of the VAT correction for the period from January to December 2009 that the Company accepted. On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. On June 29, 2012, the Company received the DGT’s Decision Letter which declined the Company’s objection. On September 21, 2012, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009. As of April 24, 2014, the Company has not received any decision from the Tax Court on such letter.

On July 3, 2012, the Company received an assessment letter of tax overpayment (SKPLB) from the DGT for the Company’s 2010 corporate income tax amounting to Rp89,381 million. The Company accepted all of the corrections amounting to Rp61 million, which were charged to 2012 operations. On August 24, 2012, the Company received the tax refund of its claim for 2010 corporate income tax amounting to Rp89,381 million. Based on this SKPLB, the DGT also made a correction amounting to Rp101,978 million, which decreased the tax loss carry forward as of December 31, 2010. The Company accepted the corrections amounting to Rp101,978 million.

On July 3, 2012, the Company also received an assessment letter of tax overpayment (SKPLB) from the DGT for the Company’s VAT for the period March 2010 amounting to Rp28,545 million, which amount is lower than the amount claimed by the Company in its income tax returns of Rp37,153 million, and an assessment letter of tax underpayment (SKPKB) for the Company’s VAT for the period January, February and April to December 2010 totaling Rp98,011 million (including penalties). On August 2, 2012, the Company paid the underpayment amounting to Rp98,011 million. On August 24, 2012, the Company received the overpayment amounting to Rp28,545 million from DGT. On October 1 and 2, 2012, the Company submitted objection letters to the Tax Office regarding an assessment letter of tax overpayment (SKPLB) and an assessment letter of tax underpayment (SKPKB) on the Company’s VAT for the period January to December 2010 totaling Rp106,619 million. On September 17 and 26, 2013, the Company received the DGT’s decision letter that declined the Company’s objection and the DGT charged the additional tax underpayment for the period from January to December 2010 totaling Rp93,167 million, which was paid on October 16, 2013 and October 25, 2013. On December 10, 2013, the Company submitted an appeal letter to the Tax Court with respect to the correction of the Company’s VAT for the period from January to December 2010 totaling Rp171,241 million. As of April 24, 2014, the Company has not received any decision from the Tax Court with respect to such appeal.

On June 26, 2013, the Company received an assessment letter of tax overpayment (SKPLB) from the DGT for the Company’s 2011 corporate income tax amounting to Rp97,600 million, which was received on August 14, 2013. Based on this an assessment letter of tax overpayment (SKPLB), the Tax Office made two corrections totaling Rp409,921 million, which decreased the Company’s tax loss carried forward as of December 31, 2011. On September 23, 2013, the Company submitted an objection letter to the Tax Office regarding these two corrections totaling Rp409,921 million. However, on October 16, 2013, the Company submitted a letter to cancel the objection of one correction amounting to Rp165,944 million. As of April 24, 2014, the Company has not received any decision from the Tax Office with respect to the remaining objection.

On June 26, 2013, the Company also received an assessment letter of tax underpayment (SKPKB) from the DGT with respect to the Company’s VAT for the period from January to December 2011 totaling Rp133,160 million (including penalties), which was paid by the Company on July 24, 2013. The Company accepted a part of the corrections totaling Rp2,069 million, which were charged to 2013 operations. On September 23, 2013, the Company submitted objection letters to the Tax Office regarding the remaining correction on the Company’s VAT for the period January to December 2011. As of April 24, 2014, the Company has not received any decision from the Tax Office with respect to such objection.

On September 4, 2013, the Company received an assessment letter of tax underpayment (SKPKB) from the DGT for the Company’s VAT for the period from January to December 2012 totaling Rp148,161 million (including penalties), which was paid by the Company on October 3, 2013. On November 29, 2013, the Company submitted objection letters to the Tax Office with respect to the Company’s VAT for such period totaling Rp148,161 million. As of April 24, 2014, the Company has not received any decision from the Tax Office with respect to such objection.

On December 27, 2013, the Company received an assessment letter of tax underpayment (SKPKB) from the DGT for the Company’s 2007 and 2008 corporate income tax amounting to Rp110,413 million and Rp97,132 million (including penalties), respectively, which were paid on January 24, 2014. On March 20, 2014, the Company submitted objection letters to the Tax Office with respect to such underpayment. As of April 24, 2014, the Company has not received any decision from the Tax Office on the remaining objection.

We are not involved in any other material cases, including civil, criminal, bankruptcy, state administration cases or arbitration cases in the Indonesian National Board of Arbitration or labor cases in Industrial Relation Court which may materially affect our performance.

Dividend Policy

Our shareholders determine dividend payouts in the Annual General Meeting of Shareholders pursuant to recommendations from our Board of Directors. At our 2011, 2012 and 2013 Annual General Meetings of Shareholders, our shareholders declared final cash dividends amounting to 50.0% of our net income for each of the years ended December 31, 2010, 2011 and 2012, respectively. There can be no assurance that we will pay dividends in respect of any financial year. The decision of the Board of Directors to recommend a dividend payment is subject to a number of factors which include, among others, our net profits, financial performance and applicable rules and regulations.

Item 9: THE OFFER AND LISTING

Offer and Listing Details

The table below sets forth, for periods indicated, the reported high and low quoted prices for our common stock on the Indonesia Stock Exchange, or the IDX:

	Price per Share
	High	Low
	(Rp)
Calendar Year
2009	5,950	4,200
2010	6,300	4,400
2011	6,000	4,700
2012	7,000	3,425
2013	7,200	3,500

Financial Quarter
First Quarter 2012	5,950	4,975
Second Quarter 2012	5,250	3,425
Third Quarter 2012	6,400	4,225
Fourth Quarter 2012	7,000	5,200
First Quarter 2013	7,200	5,850
Second Quarter 2013	6,850	4,750
Third Quarter 2013	5,150	4,000
Fourth Quarter 2013	4,625	3,500

Month
October 2013	4,625	4,150
November 2013	4,275	3,500
December 2013	4,150	3,875
January 2014	4,100	3,955
February 2014	4,295	3,925
March 2014	4,075	3,775
April 2014 (through April 24, 2014)	3,990	3,810

The table below sets forth, for the periods indicated, the reported high and low quoted prices of the ADSs on the New York Stock Exchange, or the NYSE.

Price per ADS
	High	Low
(in US$)
Calendar Year
2009	30 47/128	16 189/256
2010	35 37/64	24 7/32
2011	34 7 /16	25 63/64
2012	35 31/64	27 23/32
2013 (through May 17, 2013)	28	36 47/100

Financial Quarter
First Quarter 2012	31 47/64	27 23/32
Second Quarter 2012	28 3/8	18 15/32
Third Quarter 2012	31 23/32	22 17/32
Fourth Quarter 2012	36 15/32	29 31/32
First Quarter 2013	29 243/250	36 47/100
Second Quarter 2013 (through May 17, 2013)	28	34 37/50
Third Quarter 2013	N/A	N/A
Fourth Quarter 2013	N/A	N/A

Month
October 2013	N/A	N/A
November 2013	N/A	N/A
December 2013	N/A	N/A
January 2014	N/A	N/A
February 2014	N/A	N/A
March 2014	N/A	N/A
April 2014	N/A	N/A

On April 22, 2013, we announced that we intend to delist the ADSs, as evidenced by ADRs, from the NYSE and the ADSs will not be listed or quoted on another national securities exchange in the United States. On May 6, 2013, we filed a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) and consequent to the filing, the delisting of our ADSs from the NYSE became effective at the close of business of May 17, 2013. As a consequence of the delisting becoming effective, termination of the Deposit Agreement became effective on July 24, 2013. Following the delisting of the ADSs and termination of the ADS program, investors will continue to be able to buy and sell our shares through the IDX. In connection with the delisting, we intend to terminate the registration of our ADSs with the SEC in 2014 in accordance with applicable U.S. securities laws and regulations.

As per the process of termination of the Deposit Agreement, holders of the ADRs can surrender their ADRs or the ADSs evidenced thereby to the Depositary in exchange for the underlying ordinary shares in our Company at any time prior to July 24, 2014. From July 24, 2014, the Depositary will start to sell the remaining underlying shares. Investors who do not surrender their ADRs and request delivery of the underlying shares before the Depositary sells those shares will lose the right to receive such underlying shares and instead will be entitled, upon subsequent surrender of their ADRs or the ADSs evidenced thereby, to receive the net proceeds of sale of those shares net of surrender fees of up to US$0.05 per ADS surrendered. The date or dates on which the Depositary will sell the remaining deposited shares of our Company has not been determined, but will not be earlier than July 24, 2014. These sales are likely to occur progressively driven by market depth.

On May 17, 2013, the last reported sale price for our ADSs at the NYSE was US$28.00 (source: Bloomberg).

Markets

Our common stock is listed on the IDX, which is the only trading market for our common stock.

The Indonesian Securities Market

Changes to BAPEPAM-LK

On November 22, 2012, with the enactment of Law No. 21 of 2011 regarding Financial Services Authority (“OJK Law”), the Government has effectively created a new integrated and independent financial authority called the Financial Services Authority (Otoritas Jasa Keuangan or “OJK”). By the authority given under the OJK Law, OJK has taken over the supervision and regulation of capital markets, insurance, pension funds, and multi finance companies from BAPEPAM-LK as of December 31, 2012 and will take over the supervision and regulation of banks from Bank Indonesia as of December 31, 2013. OJK Law stipulates that all existing licenses, approvals, and decisions issued before the transfer of duties and authorities of BAPEPAM-LK to OJK will continue to be valid, while applications for licenses and approvals and other decisions made or outstanding after December 31, 2012 will be processed by OJK.

Overview of the IDX

On November 30, 2007, the Jakarta Stock Exchange and the Surabaya Stock Exchange merged to become the IDX. The IDX began operations on December 3, 2007 and in 2007, had a market capitalization of Rp2,539,041 billion, in which Rp1,982 billion of it came from equities, Rp79,065 billion and US$105 million came from corporate bonds and Rp477 trillion came from government bonds. As of December 31, 2013, the market capitalization of the IDX was comprised of, among others, Rp4,219,020 billion of equities, Rp218,220 billion and US$100 million of corporate bonds, Rp995,252 billion of government bonds, Rp2,362 billion of asset-backed securities and Rp4,127 billion of warrants.

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

Trading is divided into three market segments: regular market, negotiable market, and cash market. The regular market is the mechanism for trading stock in standard lots on a continuous auction market during exchange hours. With respect to the trading of stock, a round lot consists of 100 shares. The price movements are limited as follows: (i) if the share price is below Rp500, then the price moves in increments of Rp1 with the aggregate daily price movement limited to Rp20; (ii) if the share price is equal to Rp500 or more, but less than

Rp5,000, then the price moves in increments of Rp5 with the aggregate daily price movement limited to Rp100; and (iii) if the share price is equal to Rp5,000 or more, then the price moves in increments of Rp25 with the aggregate daily price movement limited to Rp500. Orders are processed by computers that carry out matching processes of the outstanding “bids” and “asks” according to price and time priority. Price priority gives priority to buying orders at a lower price or selling orders at a higher price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first (time priority).

Trades in the negotiated market can be completed without using the round lot system and price step rule. IDX members can advertise selling or buying orders through the IDX trading system and amend their order by negotiating with another member. The ultimate price is based on agreement, but it is recommended to be based on the stock price on the regular market.

Transactions on the IDX regular market and negotiated market are required to be settled no later than the third trading day after the transactions, while transaction on the cash market shall be settled on the same day. In case of a default by an exchange member on settlement upon the due date, they are liable to pay 125.0% of the highest price of the same securities or the same trading day.

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

On January 20, 2014, the IDX amended Rule No. I-A 2004 on the Listing of Equity Securities Other Than Shares Issued by Listed Companies, which took effect on January 30, 2014. The amendments include, among others:

(a)

a continuing obligation for listed companies to maintain at least 50 million shares listed on the IDX and a minimum of 7.5% of total issued share capital held by the public. In addition, listed companies are subject to a continuing obligation to maintain a minimum of 300 shareholders holding securities accounts with IDX members. The IDX provides for a grace period of 24 months for compliance with the new requirements from January 30, 2014;

(b)	at least 30% of a listed company’s board of commissioners is required to be comprised of independent commissioners.

(c)	a vacancy that arises in a listed company’s independent commissioners must be filled at the next general Meeting of Shareholders or no later than six months since such vacancy arose;

(d)	at least one member of the board of directors of a listed company must be an independent director; and

(e)	an independent commissioner and director of a listed company may only serve a maximum of two consecutive terms in office.

Item 10: ADDITIONAL INFORMATION

Description of Articles of Association and Capital Stock

As of December 31, 2013, the authorized capital of our Company was Rp2,000,000,000,000, divided into 20,000,000,000 shares consisting of one Series A share and 19,999,999,999 Series B shares, each share of par value Rp100. Of the authorized capital, 5,433,933,500 shares were subscribed to and fully paid up in cash, consisting of one Series A share and 5,433,933,499 Series B shares, or with a total nominal value of Rp543,393,350,000 by:

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

The amendment to the Articles of Association of our Company, necessitated by the stock split, has been reported to and accepted by the Minister of Justice and Human Rights of Indonesia under number C-05582 HT.01.04.TH.2004, dated March 8, 2004. Such amendment has been registered in the Central Jakarta Company Register Office under number 0540/RUB.09.05/III/2004, dated March 9, 2004. On October 20, 2004, the Ministry of Justice and Human Rights of Indonesia changed its name to the Ministry of Law and Human Rights of Indonesia.

On January 28, 2010, we convened an Extraordinary General Meeting of Shareholders to approve, among others, an amendment to Article 3 of Indosat’s Articles of Association, covering our purposes and objective. Such amendment was required in compliance with BAPEPAM-LK Rule No. IX.J.1.

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

Our Board of Directors are responsible for leading and managing our Company in accordance with our objectives and purposes as well as to control, preserve and manage our assets. To complete these responsibilities, our Board of Directors are authorized to cause us to borrow such sums as required from time to time subject to the limitations set forth in the Articles. The borrowing powers of our Board of Directors may only be varied through an amendment to the Articles. The Articles do not contain any requirement for the Directors to retire by a specified age or to own any or a specified number of our common shares.

Common Stock

The following is a summary of the material rights and restrictions related to the common stock of our Company based upon applicable provisions of Indonesian law and provisions of our Articles of Association, which were amended on January 28, 2010 and approved by the Minister of Law and Human Rights of Indonesia on February 25, 2010. This description does not purport to be complete and is qualified by reference to the Articles of Association and the laws of Indonesia relating to companies, which may in certain instances differ from provisions contained in the Articles of Association.

All of the shares of common stock are registered shares and are issued in the name of the owner of the common stock registered in the register of shareholders of our Company. The Board of Directors keeps a register of shareholders of our Company, and our Company must treat the person whose name is entered in such register of shareholders as the only person entitled to exercise any rights conferred by law with respect to such common stock.

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

The holders of common stock are entitled to pre-emptive rights if we issue common stock, convertible bonds, warrants or similar securities. Such pre-emptive rights may be transferred or assigned to third parties subject to the restrictions set forth in the stipulations in the Articles, prevailing capital markets regulations and Indonesian law. Any rights issue shall be first approved by our general meeting of shareholders and an announcement of such a plan shall be made by the Board of Directors in two daily newspapers (one in the English language and one in the Indonesian language). If the holders of common stock do not exercise their pre-emptive rights within the period fixed by the Board of the Directors in accordance with the relevant regulations, the Board of Directors may issue such common stock, convertible bonds, warrants or similar securities to third parties at a price and on terms at least the same as that offered previously to the existing shareholders and as determined by the Board of Directors.

Our authorized capital stock may be increased or decreased only by a resolution of an extraordinary general meeting of shareholders and an amendment of the Articles. Any such Amendment will be effective only after we receive approval from the Minister of Law and Human Rights of Indonesia.

As an exception to the above provisions, our Company, with the approval of a general meeting of shareholders at which the holder of the Series A share attends and approves the resolution, may issue new shares without conducting a limited public offer to shareholders. This issuance may be done provided that this issue is made for a specified number of shares and such shares are issued within a specified period of time in compliance with the Indonesian capital market regulations or under any exemption we may receive therefrom, and the said shares may be sold by us to any person at a price and upon such conditions as may be determined by the Board of Directors, provided that the price is not lower than par value. There are no limitations on the rights of foreign investors to own our common stock if such stock is acquired through capital markets.

These provisions also apply mutatis mutandis in the event we issue convertible bonds and/or warrants and/or other similar securities, provided that any new share issued resulting from convertible bonds and/or warrants and/or other similar securities shall be for a specified number of shares and within a specified period of time in compliance with the Indonesian capital market regulations or any exemption that we may receive therefrom.

Series A Share

The material rights and restrictions which are applicable to the common stock are also applicable to the one Series A share, except that the Government may not transfer the Series A share and it has veto rights with respect to: (i) amendment to the objective and purposes of our Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; and (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of our Company.

Purpose and Duration

Pursuant to Article 3 of our Articles of Association, as amended on January 28, 2010, in order to comply with BAPEPAM-LK Rule No. IX.J.1 on guidelines of articles of association of a company who conduct public offering on equity securities and public companies, our purposes, objectives and business activities are as follows:

1.	The purposes and objectives of our Company are to provide telecommunications networks, telecommunication services as well as information technology and/or convergence technology services.

2.	In order to achieve the abovementioned purposes and objectives, we may carry out activities including the main business as follows:

a.

To provide telecommunication networks, telecommunication services as well as information technology and/or convergence technology services, including but not limited to provision of basic telephony services, multimedia services, internet telephony services, network access point services, internet services, mobile telecommunication networks and fixed telecommunication networks; and

b.	To engage in the payment transaction and money transfer service through telecommunication networks as well as information technology and/or convergence technology.

3.	In order to achieve the abovementioned purposes and objectives and in order to support the main business of our Company as mentioned above, we can conduct supporting business activities, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop and to operate, to lease, to rent, to maintain infrastructure/facilities including resources to support our business in providing telecommunication networks, telecommunication services as well as information technology and/or convergence technology services;

b.

To conduct business and operating activities (including development, marketing and sales of telecommunication networks, telecommunication services as well as information technology and/or convergence technology services by us), including research, customer services, education and courses both domestic and overseas; and

c.

To conduct other activities necessary to support and/or related with the provision of telecommunication networks, telecommunication services as well as information technology and/or convergence technology services including but not limited to electronic transactions and provision of hardware, software, content as well as telecommunication managed services.

We were established on November 10, 1967 with no time limit on our establishment.

Voting Rights

Each share of common stock entitles the registered holder thereof to one vote at any general meeting of shareholders of our Company. Shareholders appoint members of the Board of Directors for a period commencing from the date of the general meeting of shareholders that appointed them and ending at the closing of the fifth annual general meeting of shareholders subsequent to the date of their appointment.

An annual general meeting of shareholders must be held, at the latest, on June 30 of each year. At such annual general meeting, the Directors must (i) report on the affairs and management of our Company and the results for the most recent financial year; (ii) submit the audited balance sheet and audited profit and loss statement for such financial year to the meeting for approval; (iii) determine the plan for use of profit and the amount of dividend for such financial year; (iv) submit a request for the appointment of a public accountant; and (v) submit all other matters to be addressed at the meeting. In addition, the Board of Commissioners should also report their supervisory activities during the preceding fiscal year as stipulated in the annual report. All materials described in (i) through (v) will be made available at our Company for inspection by shareholders from the date of the invitation for the annual general meeting of shareholders until the date of the annual general meeting of shareholders.

Proposals duly submitted by shareholders representing at least 10.0% of our subscribed shares may be included in the agenda of such meeting, provided that such proposals are received by the Board of Directors at least 21 days prior to such meeting.

The Board of Directors or the Board of Commissioners may convene an extraordinary general meeting of shareholders and must convene such a meeting upon receipt of written notice from a shareholder or shareholders representing at least 10.0% of the subscribed shares of our Company. Upon receipt of such written notice, within 22 days of the date such written notice is accepted, the Board of Directors shall discuss, resolve, and if the Board of Directors have resolved to convene such extraordinary meeting of shareholders, the Board of Directors shall announce notice of the extraordinary meeting of shareholders at the latest 14 days prior to the invitation of the extraordinary meeting of shareholders without counting the announcement date and the invitation date. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Directors shall announce invitation to the extraordinary meeting of shareholders.

If the Directors fail to provide notice of such a meeting, the shareholders concerned can re-submit their notice to the Board of Commissioners. Upon receipt of such notice, within 22 days of the date such notice is accepted, the Board of Commissioners shall discuss, resolve, and if the Board of Commissioners have resolved to convene such extraordinary meeting of shareholders, the Board of Commissioners shall announce notice to the extraordinary meeting of shareholders at the latest 14 days (excluding notification date and invitation date) prior to the invitation of the extraordinary meeting of shareholders. No later than 14 days prior to the extraordinary meeting of shareholders, without counting the invitation date and the meeting date, the Board of Commissioners shall announce invitation to the extraordinary meeting of shareholders. If the Board of Commissioners fails to make notice of the extraordinary meeting of shareholders within 22 days as of the receipt of such request, the shareholders concerned may call such meeting at the expense of our Company after obtaining approval from the Chairman of District Court.

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

Shareholders may be represented at a general meeting of shareholders by a person holding a power of attorney, but no Commissioner, Director or employee of our Company may act in such capacity. Unless otherwise provided in the Articles, and subject to the special voting rights of the Special Share, resolutions in order to be adopted must receive the affirmative vote of the holders of more than 50.0% of the shares of common stock which are present and being voted at the meeting (simple majority votes).

Fiscal Year and Accounts

Our fiscal year commences on January 1 and ends on December 31.

No later than 90 days from the closing of the fiscal year, the Board of Directors must submit the balance sheet, profit and loss account and other financial statements audited by a public accountant to the Board of Commissioners, who must review these statements and report on this review to the general meeting of shareholders. Copies of such documents must be available at our head office from the date of notice for the annual general meeting of shareholders up to the date of closing of the annual general meeting of shareholders.

The annual general meeting of shareholders will consider and decide whether or not our balance sheet and profit and loss account is approved. Such approval fully discharges the Board of Directors and the Board of Commissioners from their responsibilities during the fiscal year concerned to the extent that such actions are reflected in such balance sheet and profit and loss account.

Utilization of Profit and Dividends

The profit of our Company, as determined by the annual general meeting of shareholders, after deduction of corporate tax, must be used as a reserve fund, for dividends and for other purposes, the percentage of which must be determined annually by a general meeting of shareholders.

Dividends are paid in accordance with a resolution adopted at a general meeting of shareholders, upon the recommendation of the Board of Directors, which resolution also determines the time and manner of payment of the dividends. All shares of common stock which are fully paid and outstanding at the time a dividend or other distribution is declared are entitled to share equally in such dividends or other distribution. Dividends are payable to the persons whose names are entered in the register of shareholders of our Company, on a business day determined by the general meeting of shareholders at which the resolution for the distribution of dividends is adopted.

The Board of Directors and the Board of Commissioners may, by resolutions of both, declare interim dividends if our financial condition so permits, provided that such interim dividends are offset against the dividends to be declared at the subsequent annual general meeting.

Dividends unclaimed after five years from the date of which they are payable cease to be payable and are to be credited to our reserve fund. Notices concerning dividends and interim dividends must be announced in at least two daily newspapers in the Indonesian language with wide or national circulation in Indonesia, in one daily newspaper in the English language and on the stock exchange where the shares are listed.

If the profit and loss account in one fiscal year shows a loss which cannot be covered by the reserve fund referred to below, the loss remains recorded as such in the profit and loss account and for the succeeding years we are deemed not to have made a profit if the loss recorded as such in the profit and loss account has not been fully covered.

To cover future losses, a reserve fund may be created and the amount of the reserve fund will be determined by a general meeting of shareholders. The reserve fund may be used for capital outlays or other purposes as determined at the annual general meeting of shareholders. However, it must only be used for the benefit of our Company. Any profits earned from such reserve fund shall be entered in the profit and loss account of our Company.

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

Transactions with Affiliates

It is the policy of our Company not to enter into transaction with affiliates unless the terms thereof are no less favorable to Indosat than those which could be obtained by our Company on an arm’s length basis from an unaffiliated third party.

Under OJK regulations and Article 19 of our Articles of Association, any transaction in which there is a conflict of interest (as defined below) must be approved by a majority of the shareholders of common stock who do not have a conflict of interest in the proposed transaction, unless the conflict existed before our Company was listed and was fully disclosed in the offering documents. A conflict of interest is defined in BAPEPAM-LK Rule No. IX.E.1 to mean the difference between our Company’s common interests, on the one hand, and the personal economic interests of the members of our Board of Commissioners, Board of Directors or our majority shareholders (a holder of 20.0% or more of our issued shares) of our Company in one transaction which may impose losses on us. A conflict of interest also exists under BAPEPAM-LK rules when members of the Board of Commissioners, Board of Directors or a controlling shareholder of our Company is involved in a transaction in which their personal interests may be in conflict with the interest of our Company, unless otherwise excepted by BAPEPAM-LK regulations.

We expect, in light of the substantial presence which enterprises owned or controlled by the Government or Ooredoo Asia or one of their affiliates have in Indonesia, that it may be desirable, in connection with the development and growth of our business, for us to enter into joint ventures or other arrangements or transactions with such enterprise from time to time. Under such circumstances, we may seek to consult OJK in determining whether the proposed joint venture, arrangement or transaction would require a vote of disinterested shareholders under the terms of the BAPEPAM-LK Rule No. IX.E.1. If OJK were of the view that the proposed joint venture, arrangement or transaction would not require a vote of disinterested shareholders under its rule, we would proceed without seeking disinterested shareholder approval. If, however, OJK were to take the position that the proposal would require a vote of disinterested shareholders under its rule, we would either seek to obtain the requisite disinterested shareholder approval or abandon the proposal.

Material Contracts

On July 30, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our fixed local telecommunications network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make local, long-distance and international calls between our fixed local telecommunications network and Telkomsel’s cellular mobile network. We amended this agreement through the first amendment No. Telkomsel: AMD.2283/LG.05/PD-00/XII/2007—No. Indosat: 029/C00-CC0/LG/07 dated December 19, 2007, the second amendment No. Telkomsel: AMD.339/LG.05/PD-00/III/2008—No. Indosat: 004/C00-CC0/LGL/08 dated March 3, 2008, the third amendment No. Telkomsel: 1762/LG.05/PD-00/XI/2010 and No. Indosat: 011/C00-C0AA/LGL/10 dated November 1, 2010, the fourth amendment No. Telkomsel: 459/LG.05/PD-00/IV/2011—No. Indosat: 042/C00-C0H/LGL/11 dated April 7, 2011, the fifth amendment No. Telkomsel: 741/LG.05/PD-00/VII/2011—No. Indosat: 84/C00-C0HA/LGL/2011 dated July 19, 2011, the sixth amendment No. Telkomsel: Amd.684/LG.05/PD-00/V/2012—No. Indosat: 06/C00-C0HA/LGL/2012 dated May 28, 2012 and the latest addendum as set forth in the mutual office minutes No. Telkomsel: 005/IC.01/MO-01/III/2013 – No. Indosat: 004/C00-COH/LGL/2013 dated March 8, 2013.

On August 28, 2007, we entered into a five-year unsecured credit facility agreement with BCA, amounting to Rp1,600 billion. Furthermore, on September 20, 2007, we obtained an increase in the credit facility by Rp400,000. As a result, the credit facility has become Rp2,000,000.

On February 10, 2011, we entered into a credit agreement with BCA providing for a three-year unsecured time loan revolving facility amounting to up to Rp1,000 billion. This agreement was amended on December 1, 2011 to increase the amount available under the facility to a maximum of Rp1,500 billion. On December 19, 2012, we entered into a second amendment of this unsecured time loan revolving facility agreement. On July 15, 2013, we entered into a third amendment to our unsecured time loan revolving facility with BCA to obtain a five-year unsecured investment credit facility with a maximum principal amount of Rp1,000.0 billion to fund our Company’s capital expenditures, general corporate expenditures and refinancing. This facility is available six months after the signing date. For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our cellular wireless network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party, which enable each party’s customers to make interconnection calls of various types between our cellular wireless network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement as stipulated in first amendment No. Telkom 47/HK.820/DCI-A1000000/2008—No. Indosat 021/C00-CC0/LGL/2008 dated March 31, 2008 and second amendment No. Telkom 123/HK.820/DCI-A1000000/2009—No. Indosat 007/C00-C0A/LGL/2009 dated December 30, 2009, the third amendment as stipulated in the form of mutual office minutes No. Telkom Tel.024/YN.000/DCI-A1050000/2011—No. Indosat 003/C00-C0H/LGL/2011 dated January 31, 2011, which has been restated in the amendment No. Telkom: Tel.185/HK 820/DCI-A1000000/2011—No. Indosat: 032/C00-C0H/LGL/2011 dated July 20, 2011, the fourth amendment No.

Telkom: Tel. 259/HK 820/DCI-A1000000/2011 – No. Indosat: 043/C00-C0H/LGL/2011 dated December 20, 2011 and the latest amendment as stipulated in the form of mutual office minutes No. Telkom: Tel.35/YN000/DWS-C1010000/2012 – No. Indosat: 014/C00-C0HA/LGL/2012 dated May 30, 2012.

On December 18, 2007, we entered into an interconnection agreement with Telkom to set up network interconnection between our fixed telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, we and Telkom agreed to open prefixes and access codes belonging to the other party which enable each party’s customers to make local, long-distance and international calls between our fixed telecommunications network and Telkom’s fixed telecommunications network. The agreement sets forth the interconnection tariffs for providing interconnection services based upon a cost-based regime and is valid for two years, but can be extended or terminated based upon mutual agreement of the parties. We amended this agreement through the first amendment No. Telkom 48/HK.820/DCI-A1000000/2008—No Indosat 020/C00-CC0/LGL/2008 dated March 31, 2008, the second Amendment No. Telkom 125/HK.820/DCI-A1000000/2009—No. Indosat 006/C00-COA/LGL/2009 dated December 30, 2009, the third amendment as stipulated in the form of mutual office minutes No. Telkom Tel.025/YN.000/DCI-A1050000/2011—No. Indosat 002/C00-C0H/LGL/2011 dated January 31, 2011, the third amendment No. Telkom: Tel.186/HK 820/DCI-A1000000/2011 – No. Indosat: 033/C00-C0H/LGL/2011 dated July 20, 2011, the fourth amendment No. Telkom: Tel. 260/HK 820/DCI-A1000000/2011 – No. Indosat: 044/C00-C0H/LGL/2011 dated December 20, 2011 and the latest amendment as stipulated in the form of mutual office minutes No. Telkom: Tel.036/YN000/DWS-C1010000/2012 – No. Indosat: 0134/C00-C0HA/LGL/2012 dated May 30, 2012.

On December 19, 2007, we entered into a cooperation agreement with Telkomsel to set up network interconnection between our cellular mobile network and Telkomsel’s cellular mobile network. Pursuant to this agreement, we and Telkomsel agreed to enable each party’s customers to make or receive interconnection calls of various types between our cellular mobile network and Telkomsel’s cellular mobile network. The agreement is automatically renewed every two years but can be unilaterally terminated by either party upon three month’s written notice. We amended the agreement through the first amendment No. Telkomsel: AMD.233/LG.05/PD-00/II/2008 and No. Indosat: 003/C00-CC0/LGL/08 dated February 18, 2008 and through the second amendment No. Telkomsel: 1392/LG.05/PD-00/IX/2010 and No. Indosat: 009/C00-C0AA/LGL/10 dated September 7, 2010, through the third amendment No. Telkomsel: 458/LG.05/PD-00/IV/2011 and No. Indosat: 041/C00-C0H/LGL/11 dated April 7, 2011, the fourth amendment No.Telkomsel:Amd.682/LG.05/PD-00/V/2012 – No. Indosat: 05/C00-C0HA/LGL/2012 dated May 28, 2012 and the latest addendum as set forth in the mutual office minutes No. Telkomsel: 004/IC.01/MO-01/III/2013 – No. Indosat: 003/C00-C0H/LGL/2013 dated March 8, 2013.

On March 24, 2009, we held meetings with holders of our Series B Second Indosat Bonds, Fifth Indosat Bonds, Sixth Indosat Bonds, Second Syari’ah Ijarah Bonds and Third Syari’ah Ijarah Bonds, and obtained consents to, among other things, amendments to the definitions of “Debt,” “EBITDA” and “Equity” and to change the ratio of Debt to Equity from 1.75 to 1 to 2.5 to 1 in the trustee agreements to these bonds. For further information on these amendments, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

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

On December 14, 2012, we entered into a Pico Sharing Agreement with XL to mutually share each parties’ pico cell capacity. Pursuant to this agreement, we and XL agree to mutually share pico cell capacity at certain buildings.

On December 26, 2012, we entered into a three-year unsecured revolving credit facility agreement with PT Bank Sumitomo Mitsui Indonesia, amounting to Rp650 billion. This agreement was amended on March 19, 2013.

On October 18, 2013, we entered into a syndicated credit agreement providing for a three-year unsecured revolving credit facility PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (Persero) with PT Bank Permata Tbk serving as the facility agent in a maximum principal amount of Rp750.0 billion for our general corporate purposes. This facility is available from October 18, 2013 to October 18, 2016.

On December 23, 2013, we entered into a credit agreement providing for a three-year unsecured revolving credit facility from BTMU in a maximum principal amount of Rp250.0 billion for working capital, capital expenditure and general corporate funding. This facility is available from December 23, 2013 to December 23, 2016. For further information on these agreements, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Principal Indebtedness.”

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

On January 29, 2010 we entered into a tower lease agreement with PT Hutchison CP Telecommunications (“HCPT”), pursuant to which HCPT intends to lease our Company’s towers at basic service (without civil, mechanical and electrical components). The term of this agreement is 12 years and can be extended for a minimum of six years thereafter, unless HCPT intends to terminate the agreement with prior written notice submitted within one month before the end of the agreement. We amended this agreement on August 18, 2011.

On April 15, 2010 we entered into a tower lease agreement with Natrindo, pursuant to which Natrindo intends to lease our Company’s towers at basic service (without civil, mechanical and electrical components). The term of this agreement is 10 years and can be extended automatically for the same period of the initial term, unless Natrindo intends to terminate the agreement with prior written notice submitted within 90 days before the end of the agreement.

On May 24, 2010 we entered into a tower lease agreement with XL, pursuant to which XL intends to lease our Company’s towers at basic service (without civil, mechanical and electrical components). The term of this agreement is 10 years and can be extended for a minimum of five years unless XL intends to terminate the agreement with prior written notice submitted within 120 days before the end of the agreement. We amended this agreement on February 1, 2012.

On June 3, 2010 we entered into a tower lease agreement with PT Berca Global Access (“Berca”), pursuant to which Berca intends to lease our Company’s towers at basic service (without civil, mechanical and electrical components). The term of this agreement is 10 years and can be extended for a minimum of six years unless Berca intends to terminate the agreement with prior written notice submitted within one month before the end of the agreement.

On February 4, 2011, we entered into a tower lease agreement with PT Daya Mitra Telekomunikasi (“Mitratel”), pursuant to which Mitratel intends to lease our Company’s towers at basic service (without civil, mechanical and electrical components) and reserves the right to re-lease it to Telkom with full services (including civil, mechanical and electrical components). The term of this agreement shall be 10 years period and can be extended for a minimum of five years based on mutual consent of the parties.

On February 10, 2011, we entered into a memorandum of agreement with First Media, pursuant to which First Media leased our Company’s tower with full services (including civil, mechanical and electrical components). On September 30, 2013, First Media and our Company entered into a tower lease agreement which replaced and superseded the memorandum of agreement. The term of this tower lease agreement is five years which can be extended automatically for a minimum of five years, unless First Media terminates the tower lease agreement with prior written notice submitted within one month before the end of such tower lease agreement. Pursuant to a novation agreement dated October 2, 2013, First Media assigned its rights and obligations under the tower lease agreement to PT Internux.

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

On September 29, 2011, we entered into a tower lease agreement with Smart Telecom pursuant to which Smart Telecom agreed to lease our Company’s towers at basic service (without civil, mechanical and electrical components). The terms of this agreement is 10 years and can be extended automatically for the same period of the initial term, unless Smart Telecom terminates the agreement with prior written notice submitted within 60 days before the end of the agreement.

A copy, summary and/or translation of the above agreements were filed as Exhibits 4.2 through 4.13, 15.1, 15.4, 15.7, 15.10, 5.11 and 15.14 through 15.28 attached hereto.

Exchange Controls

See “Item 3: Key Information—Foreign Exchange” included elsewhere in this annual report.

Taxation

The following summary contains a description of the principal Indonesian and U.S. federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of ADSs or shares of common stock. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE INDONESIAN AND U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR SHARES OF COMMON STOCK.

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia for 183 days or more during any 12-month period or present for any period with the intent to reside in Indonesia, during which period such non-resident individual receives income in respect of the ownership or disposition of common stock or ADSs, and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of common stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends. Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, currently at the rate of 20.0%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is the beneficial owner of the dividend and has provided to us (with a copy to the Indonesian Office of Tax Services where we are registered) a certificate of tax domicile issued by the competent authority, or its designee, of the jurisdiction where the Non-Indonesian Holder is domiciled. Indonesia has concluded double taxation treaties with over 50 countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, The Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia tax treaty, the withholding tax on dividends is generally, in the absence of a 25.0% voting interest, reduced to 15.0%.

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

Stamp Duty. Transactions in common stock in Indonesia are subject to stamp duty pursuant to Government Regulation No. 24/2000, payable at the rate of Rp6,000 on transactions with a total value of more than Rp1,000,000 and Rp3,000 on transactions with a total value of up to Rp1,000,000.

U.S. Federal Income Taxation

The following discussion addresses the principal U.S. federal income tax consequences to a U.S. Holder (as defined below), of owning ADSs or shares of our common stock. The description below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, the income tax convention between the United States and Indonesia and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of ADSs or shares of our common stock may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. dollar, persons that received ADSs or shares of our common stock as compensation for services, persons owning, directly or indirectly, 10.0% or more of our voting shares, and persons who hold ADSs or shares of our common stock as part of a “hedge,” “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the Treasury Regulations thereunder) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not U.S. Holders (as defined below), the following summary is limited to U.S. Holders (as defined below) who will hold ADSs or shares of our common stock as “capital assets,” within the meaning of Section 1221 of the Code. The discussion below does not address the effect of any state or local tax law on a holder of ADSs or shares of our common stock.

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

Documents on Display

Any material which is filed as an exhibit to this annual report on Form 20-F with the SEC is available for inspection at our offices. See “Item 4: Information on the Company—Principal Registered Offices.”

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

Interest Rate Sensitivity

As of December 31, 2013, most of our outstanding debt was subject to fixed interest rates. In addition, as of December 31, 2013, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations. The following table sets forth information regarding our financial instruments that are sensitive to changes in interest rates. For long-term debt and bonds payable, the table sets forth principal cash flows and related interest rates according to their expected maturity dates. The information set forth in the table has been determined based on the following assumptions: (i) variable interest rates in time deposits denominated in U.S. dollar and Indonesian rupiah are based on the available interest rate in 2013; (ii) interest rates for long-term deposits denominated in Indonesian rupiah are based on 1-month Certificate of Bank Indonesia and one or three month JIBOR on December 31, 2013 plus a margin; and (iii) interest rates for long-term debts denominated in U.S. dollars are based on provisions in the various agreements. However, we cannot assure you that such assumptions will be correct for future periods. Such assumptions and the information described in the table may be influenced by a number of factors, including increases in interest rates in Indonesia resulting from continued tight liquidity and other monetary and macroeconomic factors affecting Indonesia.

		Outstanding Balance as at December 31, 2013		Expected Maturity Date as of December 31
	Interest Rate	Foreign Currency	Rupiah Equivalent	2014	2015	2016	2017	2018	2019 and Thereafter	Total
		(US$ million)	(Rp billion)	(Rp billion)
Assets
Variable rate
Time deposits and deposits on call
Rp	2.0% - 11.0%	—	1,088.0	1,088.0	—	—	—	—	—	1,088.0
US$	0.03% - 3.5%	64.1	781.2	781.2	—	—	—	—	—	781.2

Total Assets		64.1	1,869.2	1,869.2	—	—	—	—	—	1,869.2

Liabilities
Loans payable
Fixed rate
Rp
Principal		—	1,000.0	100.0	100.0	150.0	150.0	500.0	—	1,000.0
Interest	Fixed rate of 9.75%	—	—	97.5	87.8	78.0	63.4	48.8	—	375.5
US$
Principal		206.1	2,512.2	566.0	566.0	566.0	431.0	191.6	191.6	2,512.2
Interest	Fixed rate, ranging from 4.24% p.a. -6.45% p.a.	—	—	117.4	90.3	63.3	36.2	19.1	8.2	334.5
Variable rate
Rp
Principal		—	3,650.0	1,500.0	2,150.0	—	—	—	—	3,650.0
Interest	Floating rate of 1-month JIBOR + 2.25%	—	—	276.3	81.9	—	—	—	—	358.2
Rp
Principal		—	300.0	—	—	300.0	—	—	—	300.0
Interest	Floating rate of 3-month JIBOR + 1.5% - 2.25%	—	—	30.3	30.3	25.2	—	—	—	85.8
US$
Principal		74.4	906.9	277.4	277.4	190.4	53.9	53.9	53.9	906.9
Interest	Floating rate of 6-month LIBOR + 0.35% - 2.87%	—	—	17.5	12.8	7.5	4.7	3.8	1.8	48.1

		Outstanding Balance as at December 31, 2013		Expected Maturity Date as of December 31
	Interest Rate	Foreign Currency	Rupiah Equivalent	2014	2015	2016	2017	2018	2019 and Thereafter	Total
		(US$ million)	(Rp billion)	(Rp billion)
Bonds payable
Fixed rate
Rp
Principal		—	7,820.0	2,358.0	320.0	772.0	1,370.0	—	3,000.0	7,820.0
Interest	Fixed rate, ranging from 8.625% p.a. - 16.0% p.a.	—	—	698.7	516.4	499.1	335.5	262.5	530.6	2,842.8
US$
Principal		650.0	7,922.9	—	—	—	—	—	7,922.9	7,922.9
Interest	7.375%	—	—	584.3	584.3	584.3	584.3	584.3	1,168.7	4,090.2
Variable rate
Rp
Principal		—	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—	—	—

Total Liabilities		930.5	24,112.0	6,623.4	4,817.2	3,235.8	3,029.0	1,664.0	12,877.7	32,247.1

Net Cash Flows		(866.4)	(22,242.8)	(4,754.2)	(4,817.2)	(3,235.8)	(3,029.0)	(1,664.0)	(12,877.7)	(30,377.9)

In addition, as of December 31, 2013, we held U.S. dollar-denominated and Indonesian rupiah-denominated deposits, which also have exposure to interest rate fluctuations.

Exchange Rate Sensitivity

Our exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated long-term debt obligations, bonds payable and accounts receivable and payable.

Our accounts payable are primarily foreign currency-denominated net settlement payments to foreign telecommunications operators, while most of our accounts receivable are Indonesian rupiah-denominated payments from domestic operators. During the period from January 1, 2011 through December 31, 2013, the Indonesian rupiah/U.S. dollar middle exchange rate announced by Bank Indonesia ranged from a low of Rp12,270 per U.S. dollar to a high of Rp8,460 per U.S. dollar, and, during 2013, ranged from a low of Rp12,270 per U.S. dollar to a high of Rp9,634 per U.S. dollar. On December 31, 2013, the middle exchange rate announced by Bank Indonesia was Rp12,189 per U.S. dollar. As a result, we recorded a gain of Rp36.7 billion in 2011, a loss of Rp789.4 billion in 2012 and a loss of Rp3,011.4 billion (US$247.1 million) in 2013.

The following table sets forth information about our financial instruments by functional currency and presents such information in Indonesian rupiah equivalents, which is our reporting currency. The table summarizes information on instruments and transactions that are sensitive to foreign exchange rates, including term deposits, accounts payable and receivable, and our financial instruments including term deposits, account receivable and account payable, and their long term debt. The table presents principal cash flows by expected maturity dates. The information presented in the table has been determined based on the middle exchange rate announced by Bank Indonesia on December 31, 2013 of Rp12,189 per US$1.00. However, we cannot assure you that such assumption will be correct for future periods. Such assumption and the information described in the table may be influenced by a number of factors, including depreciation or appreciation of the Indonesian rupiah in future periods.

	Expected Maturity Date as of December 31,
	Foreign Currency	2014	2015	2016	2017	2018	2019 and Thereafter	Total
	(US$ in millions)				(Rp in billion)
Assets:
Cash and cash equivalents(1) US$ denominated	83.5	1,017.6	—	—	—	—	—	1,017.6
Accounts receivable US$ denominated	117.5	1,431.9	—	—	—	—	—	1,431.9
Derivative assets US$ denominated	16.0	195.6	—	—	—	—	—	195.6
Other current financial assets US$ denominated	0.2	2.8	—	—	—	—	—	2.8
Due from related parties US$ denominated	0.0	0.6	—	—	—	—	—	0.6
Other non-current financial assets US$ denominated	1.5	—	17.5	—	—	—	—	17.5

Total Assets	218.7	2,648.5	17.5	—	—	—	—	2,666.0

Liabilities:
Accounts payable—trade US$ denominated	10.4	126.9	—	—	—	—	—	126.9
Procurement payable US$ denominated	81.2	990.0	—	—	—	—	—	990.0
Accrued expenses US$ denominated	46.2	562.8	—	—	—	—	—	562.8
Deposits from customers US$ denominated	2.7	32.9	—	—	—	—	—	32.9
Derivative liabilities US$ denominated	3.0	36.9	—	—	—	—	—	36.9
Other current financial liabilities US$ denominated	18.0	219.0	—	—	—	—	—	219.0
Due to related parties US$ denominated	1.6	—	18.9	—	—	—	—	18.9
Loans payable including current maturities US$ denominated	280.5	843.4	843.4	756.3	484.9	245.5	245.5	3,419.0
Bonds payable including current maturities US$ denominated	650.0	—	—	—	—	—	7,922.9	7,922.9
Obligation under capital lease US$ denominated	194.8	—	237.4	257.3	278.9	302.3	1,298.2	2,374.1
Other non-current financial liabilities US$ denominated	3.6	—	44.8	—	—	—	—	44.8

Total Liabilities	1,292.0	2,811.9	1,144.5	1,013.6	763.8	547.8	9,466.6	15,748.2

Net Cash Flows	(1,073.3)	(163.4)	(1,127.0)	(1,013.6)	(763.8)	(547.8)	(9,466.6)	(13,082.5)

(1)	Cash and cash equivalents consist of cash on hand, cash in banks and time deposits.

Equity Price Risk

Our long-term investments consist primarily of minority investments in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which we have investments, the financial performance of such companies may be adversely affected by economic conditions in Indonesia.

Foreign Currency Swap Derivatives Contracts

As of December 31, 2013, we had hedging facilities amounting to US$244.0 million of foreign currency forward derivatives contracts, representing 26.2% of our U.S. dollar denominated bonds and loans as of December 31, 2013. As of December 31, 2013, we had no outstanding foreign currency swap contracts. In 2013, we settled two of our structured foreign currency swap contracts with two international financial institutions.

As of December 31, 2013, we had outstanding foreign currency contracts under which we agreed to pay Indonesian rupiah in exchange for the counterparty’s obligation to pay U.S. dollars, based upon agreed spot rates. In the event that the Indonesian rupiah appreciates against the U.S. dollar, we would recognize losses on such transactions, which could have a material and adverse effect on our financial condition.

Interest Rate Swap Derivatives Contracts

As of December 31, 2013, we maintained interest rate swap contracts that we entered into in 2008 with respect to an aggregate amount of US$38.7 million under which we agreed to make fixed interest rate payments in exchange for a six-month U.S. dollar LIBOR-linked floating rate plus either 0.35% or 1.45% per year in order to hedge the interest rate risks on our HSBC Sinosure and HSBC Commercial satellite financing agreements.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Our American Depositary Shares Holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, charges the following to any party depositing or withdrawing ordinary shares or any party surrendering ADRs or ADSs evidenced thereby or to whom ADRs or ADSs are issued, whichever applicable, pursuant to the deposit agreement with the Depositary: (1) taxes and other governmental charges, (2) registration fees as may from time to time be in effect for the registration of transfers of shares, (3) cable, telex and facsimile transmission expenses as are expressly provided in the deposit agreement to be at the expense of persons depositing shares or owners, (4) expenses incurred by the Depositary in the conversion of foreign currency pursuant to the deposit agreement, (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADSs and the surrender of ADSs and, (6) a fee for the distribution of proceeds of sales of securities or rights pursuant to the deposit agreement, respectively, in an amount equal to the fee for the issuance of ADSs referred to above which would have been charged as a result of the deposit by owners of shares received in exercise of rights distributed to them pursuant to the deposit agreement, respectively, but which securities or rights are instead sold by the Depositary and the net proceeds distributed. Under the deposit agreement, the Depositary collects such fees by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. Following the voluntary delisting of the ADSs from the NYSE, termination of the ADS program became effective on July 24, 2013. For more information see “Item 9: The Offer and Listing—Offer and Listing Details.”

Fees to be made by the Depositary to Us

The Depositary has agreed to reimburse certain of our expenses related to our ADS program and incurred by us in connection with the program. The Depositary has reimbursed to us, or paid amounts on our behalf to third parties, or waived its fees and expenses, in the total amount of US$67,854.50 for the year ended December 31, 2013.

The table below sets forth the types of expenses that the depositary has agreed to reimburse, and the invoices relating to the year ended December 31, 2013 that were reimbursed:

Type of Fees	Amount
Printing costs	$—
NYSE Listing Fee	$—
Costs related to ADS program	$—
Total	$—

The depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on our behalf. The table below sets forth those expenses that the depositary has waived or paid directly to third parties relating to the year ended December 31, 2013:

Type of Fees	Amount
(US$)
Mailing, printing and service fees and expenses	—
Meeting-related expenses	771.19
Fees and expenses related to the administration of the ADS program	67,083.31
Total	67,854.50

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Following the Asian financial crisis and the related devaluation of the Indonesian rupiah against the U.S. dollar in late 1997, Satelindo defaulted on its debt obligations in 1998. Satelindo restructured its debt obligations in 2000. Immediately prior to the restructuring, Satelindo had a total principal amount of indebtedness of US$530.5 million, of which US$519.1 million was restructured. As of December 31, 2013, neither we nor our subsidiaries had a material default relating to our outstanding indebtedness.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2013, or the Evaluation Date, our management, including our President Director & Chief Executive Officer and Director & Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Based on that evaluation, we concluded that, as of the December 31, 2013, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

As required by section 404 of the Sarbanes-Oxley Act of 2002, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our system of internal control over financial reporting was designed to provide reasonable assurance to our management and Audit Committee of the reliability of our financial reporting and the preparation of published financial statements in accordance with IFRS. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), or COSO. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS and that receipts and expenditures of our Company are being made only in accordance with authorizations of our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements. Based on these criteria, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

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

Remediation of Previously Reported Material Weakness

As previously disclosed in our annual report on Form 20-F for the year ended December 31, 2012, as a result of management’s evaluation of our internal control over financial reporting, management identified a material weakness in our internal control over financial reporting for 2010, 2011 and 2012. The material weakness arose due to the failure of management to design and maintain effective controls over the analysis and evaluation necessary to determine the appropriate accounting treatment of lease arrangements for such periods.

Exchange Act Rule 12b-2 (17 CFR 240.12b-2) and Rule 1-02 of Regulation S-X (17 CFR 210.1-02) defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In 2013, we enhanced the capability of our accounting team to address complex accounting issues by implementing additional training related to complex accounting standards and updates on IFRS. Based on our evaluation, the controls have been functioning effectively as of December 31, 2013. As a result, management has concluded that the material weakness previously disclosed in the annual report on Form 20-F for the year ended December 31, 2012 has been remediated as of December 31, 2013.

Report of Independent Registered Public Accounting Firm on Internal Controls

Purwantono, Suherman & Surja, a member firm of Ernst & Young Global Limited, the independent registered public accounting firm, has audited our consolidated financial statements included in this annual report and has issued an attestation report on internal control over financial reporting as of December 31, 2013. This attestation report is set forth on page F-3 of our consolidated financial statements attached hereto.

Changes in Internal Control Over Financial Reporting

Except as described above in the paragraph titled “Remediation of Previously Reported Material Weakness,” there were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Commissioners has determined that Kanaka Puradiredja constitute an “audit committee financial expert,” as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act.

Item 16B: CODE OF ETHICS

We have adopted a Code of Ethics that applies to all employees, including our Board of Directors. We have posted this Code of Ethics on our website at www.indosat.com, where it is publicly available. A copy of our Code of Ethics was filed as Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2009. On November 20, 2010, we issued guidelines on the implementation of our Code of Ethics in order to raise awareness and provide practical guidelines on the application of our Code of Ethics among all of our employees.

Item 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table contains a summary of the fees paid to Purwantono, Suherman & Surja, the Indonesian member firm of Ernst & Young Global, our independent external auditors for the years ended December 31, 2012 and 2013:

	2012	2013
	(in US$)
Audit fees(1)	805,206	685,103
Audit-related fees(2)	762,219	557,425
Tax fees(3)	—	—
All other fees(4)	—	—

Total Fees	1,567,425	1,242,528

(1)

Audit fees represent fees for professional services provided for the financial audit of our financial statements and of our subsidiaries, IM2, Lintasarta, PT Starone Mitra Telekomunikasi and PT Artajasa Pembayaran Elektronis and our internal control audit and attestation services in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2)

Audit-related fees in 2012 and 2013 primarily consisted of fees for performing limited reviews of our interim financial information including those of our subsidiaries, agreed upon procedures and for performing services in connection with our bonds issuance in 2012.

(3)	Tax fees represent fees for professional services related to tax compliance and tax planning/advisory consultation.
(4)	All other fees represent professional services provided for services not directly supporting financial statement audits.

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

Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In accordance with Indonesian law, we have a two-tier board structure, consisting of a Board of Commissioners and a Board of Directors. The executive management functions are carried out by our Board of Directors, while our Board of Commissioners is principally responsible for supervising and advising our Board of Directors in the operation and management of our Company.

Under the IDX rules, our Audit Committee must consist of at least three members, one of whom must be an independent commissioner and concurrently the chairman of the Audit Committee, while the other two members must be external independent parties of whom at least one such party shall have accounting and/or finance expertise. Our Audit Committee is composed of five members and is chaired by one of our Independent Commissioners. Members of our Audit Committee are appointed and dismissed by our Board of Commissioners.

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

We believe our reliance on the exemption would not materially or adversely affect the ability of our Audit Committee to act independently. We also believe the intent of such provisions are meant to ensure that the Audit Committee is independent from influence by management and would provide a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The IDX rules require that each member of the Audit Committee be independent. The rules also require that at least two of the members of the Audit Committee be external independent members, which means that they must be independent of not only the Board of Directors but also the Board of Commissioners and us as a whole. Accordingly, we believe the standard established by the IDX rules are at least equally effective in ensuring the ability of our Audit Committee to act independently.

Item 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There were no changes in or disagreements with our accountants on any matter of accounting principle, practice or financial disclosure during the last two fiscal years.

Item 16G: CORPORATE GOVERNANCE

We are incorporated under the laws of the Republic of Indonesia and the principal trading market for our ordinary shares is the IDX. Our ordinary shares are registered with the U.S. Securities and Exchange Commission and our ADSs were listed on the NYSE from October 18, 1994 until we voluntarily delisted trading of the ADSs from the NYSE effective May 17, 2013. As such, we are subject to certain corporate governance requirements.

Our home country requirements for corporate governance are embodied primarily in Law No. 40 of 2007 on Limited Liability Companies, Law No. 8 of 1995 on Capital Markets, BAPEPAM-LK regulations and rules issued by the IDX. In addition to these statutory requirements, our Articles of Association incorporate provisions directing certain corporate governance practices.

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

Item 16H: MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17: FINANCIAL STATEMENTS

The financial statements listed in Item 19(a) of this annual report, together with the reports of our independent auditors thereon, are filed as part of this annual report.

Item 18: FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19: EXHIBITS

(b)	Index to Exhibits

1.1	Notarial Deed No. 118 Relating to the Amendment and Restatement of the Articles of Association, dated June 11, 2009(4)

1.2	Notarial Deed No. 123, Relating to the Amendment of the Articles of Association, dated January 28, 2010(4)

4.1	Form of Non-Compete Agreement(7)

4.2

Agreement for Network Interconnection for Indosat’s Fixed Local Telecommunication Network and Telkomsel’s Cellular Mobile Network, between Indosat and Telkomsel, dated July 30, 2007 and its Amendments dated December 19, 2007(5), March 3, 2008(4), November 1, 2010(3), April 7, 2011(2), July 19, 2011(2), May 28, 2012(1) and March 8, 2013(1)

4.3

Agreement for Network Interconnection for Cellular Mobile Network between Indosat and Telkomsel, dated December 19, 2007 and its Amendments dated February 18, 2008(4), September 7, 2010(3), April 7, 2011(2), May 28, 2012(1) and March 8, 2013(1)

4.4

Agreement for Network Interconnection for Indosat’s Cellular Mobile Network and Telkom’s Fixed Local Telecommunication Network, between Indosat and Telkom, dated December 18, 2007 and its Amendments dated March 31, 2008(4), December 30, 2009(3), January 31, 2011(3), July 20, 2011(2), December 20, 2011(2) and May 30, 2012(1)

4.5

Agreement for Network Interconnection for Fixed Telecommunication Network between Indosat and Telkom, dated December 18, 2007 and Amendments dated March 31, 2008(4), December 30, 2009(3), January 31, 2011(3), July 20, 2011(2), December 20, 2011(2) and May 30, 2012(1)

4.6	Tower Lease Agreement between Indosat and PT Hutchison CP Telecommunications dated January 29, 2010(3) and its Amendment dated August 18, 2011(2)

4.7	Tower Lease Agreement between Indosat and PT Natrindo Telepon Seluler dated April 15, 2010(3)

(b)	Index to Exhibits

4.8	Tower Lease Agreement between Indosat and PT XL Axiata dated May 24, 2010(3) and its Amendment dated February 1, 2012(1)

4.9	Tower Lease Agreement between Indosat and PT Berca Global Access dated June 3, 2010(3)

4.10	Tower Lease Agreement between Indosat and PT Daya Mitra Telekomunikasi dated February 4, 2011(3)

4.11

Memorandum of Agreement between Indosat and PT First Media Tbk dated February 10, 2011(3) as replaced and superseded by Tower Lease Agreement between Indosat and PT First Media Tbk dated September 30, 2013 and Novation Agreement thereto between Indosat, PT First Media Tbk and PT Internux dated October 2, 2013

4.12	Pico Sharing Agreement between Indosat and PT XL Axiata Tbk dated December 14, 2012(1)

4.13	Tower Lease Agreement between Indosat and PT Smart Telecom dated September 29, 2011

7.1	Operating and Financial Ratios

8.1	List of Our Subsidiaries

12.1	Certification by the Chief Executive Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Chief Financial Officer in accordance with Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by the Chief Executive Officer Required by 18 U.S.C. §1350

13.2	Certification by the Chief Financial Officer Required by 18 U.S.C. §1350

15.1	Trustee Agreement for the Fifth Indosat Bonds, dated May 9, 2007(6) and its Amendment on May 4, 2009(4)

15.2	Credit Agreement with Goldman Sachs International dated May 30, 2007(6)

15.3	Trustee Agreement for the Second Syari’ah Ijarah Bonds, dated May 9, 2007(6) and its Amendment on May 4, 2009(4)

15.4	Credit Agreement with PT Bank Central Asia Tbk, dated August 28, 2007(6), its Amendment on October 30, 2007(6) and on February 12, 2009(5)

15.5	Credit Agreement with PT Bank Mandiri (Persero) Tbk, dated September 18, 2007(6) and its Amendment on March 23, 2009(5)

15.6	Credit Agreement with Bank DBS Indonesia, dated November 1, 2007(6) and its Amendment on March 25, 2009(5)

15.7	Sinosure Term Facility Agreement with HSBC France, dated November 27, 2007(5) and its Amendment on March 18, 2009(5)

15.8	COFACE Term Facility Agreement with HSBC France, dated November 27, 2007(5) and its Amendment on March 18, 2009(5)

15.9	Commercial Facility Agreement with the Hongkong Shanghai Corporation Limited, Jakarta Branch, dated November 27, 2007(5) and its Amendment on March 18, 2009(5)

15.10	Trustee Agreement for the Sixth Indosat Bonds, dated March 17, 2008(6) and its Amendment on May 4, 2009(4)

15.11	Trustee Agreement for the Third Syari’ah Ijarah Bonds, dated March 17, 2008(6) and its Amendment on May 4, 2009(4)

15.12	Syndicated Loan Facility with ING/DBS, dated June 12, 2008(5) and its Amendment on February 24, 2009(5)

15.13	Revised Audit Committee Charter, dated September 4, 2013

15.14	Deed of Amendment of Trustee Agreement for the Second Indosat Bonds, dated May 4, 2009(4)

15.15	Deed of Amendment of Trustee Agreement for the Syariah Ijarah Bonds, dated May 4, 2009(4)

15.16	Credit Agreement with PT Bank Mandiri (Persero) Tbk, dated July 28, 2009(4)

15.17	EKN Facility Agreement with HSBC Hongkong and ABN Amro Bank Hongkong, dated August 18, 2009(4)

15.18	Trustee Agreement for the Seventh Indosat Bonds, dated November 25, 2009(4)

15.19	Trustee Agreement for the Fourth Syari’ah Ijarah Bonds, dated November 25, 2009(4)

15.20	Indenture dated July 29, 2010 covering our Guaranteed Notes due 2020(3) and its Supplement dated June 5, 2012(1)

15.21	Time Loan Revolving Credit Facility Agreement with PT Bank Central Asia Tbk, dated February 10, 2011(3) and its Amendment on December 1, 2011(2) and July 15, 2013

15.22	Credit Agreement with PT Bank Mandiri (Persero) Tbk, dated June 21, 2011 and its Amendment on December 5, 2011(2)

15.23	Asset Purchase Agreement, dated February 7, 2012, by and among Indosat, PT Tower Bersama Infrastructure Tbk and PT Solusi Menara Indonesia(2)

15.24	Credit Agreement with PT Bank Sumitomo Mitsui Indonesia, dated December 26, 2012 and its Amendment on March 19, 2013(1)

15.25	Trustee Agreement for the Eighth Indosat Bonds, dated June 13, 2012(1)

15.26	Trustee Agreement for the Fifth Syari’ah Ijarah Bonds, dated June 13, 2012(1)

15.27	Syndicated Credit Agreement between Indosat, PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (Persero) dated October 18, 2013

15.28	Credit Agreement between Indosat and The Bank of Tokyo-Mitsubishi UFJ, Ltd dated December 23, 2013

(1)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on April 30, 2013.
(2)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on April 30, 2012.
(3)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on May 18, 2011.
(4)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No.001-13330) filed with the U.S. Securities and Exchange Commission on June 1, 2010.
(5)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on April 15, 2009.
(6)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on May 5, 2008.
(7)	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005 (File No. 001-13330) filed with the U.S. Securities and Exchange Commission on June 28, 2006.

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

Date: April 30, 2014

PT INDOSAT TBK

By:	/s/ Alexander Rusli
Name:	Alexander Rusli
Title:	President Director and Chief Executive Officer

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

JANUARY 1, 2012 (RESTATED), DECEMBER 31, 2012 (RESTATED) AND DECEMBER 31, 2013

AND YEARS ENDED DECEMBER 31, 2011 (RESTATED), 2012 (RESTATED) AND 2013

***************************

Report of Independent Registered Public Accounting Firm

Report No. RPC-5732/PSS/2014

The Shareholders and the Boards of Commissioners and Directors

PT Indosat Tbk.

We have audited the accompanying consolidated statements of financial position of PT Indosat Tbk. (the “Company”) and its subsidiaries as of January 1, 2012 and December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial positions of PT Indosat Tbk. and its subsidiaries as of January 1, 2012 and December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2d to the consolidated financial statements, the Company changed its method of accounting for defined benefit plans on a retrospective basis and the 2011 and 2012 consolidated financial statements have been restated as a result of the adoption of International Accounting Standard 19 Employee Benefits (Revised 2011) effective January 1, 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated April 29, 2014 expressed an unqualified opinion thereon.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 29, 2014

Report of Independent Registered Public Accounting Firm

Report No. RPC-5733/PSS/2014

The Shareholders and the Boards of Commissioners and Directors

PT Indosat Tbk.

We have audited PT Indosat Tbk. (the “Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). The Company and its subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company and its subsidiaries’ internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PT Indosat Tbk. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of PT Indosat Tbk. and its subsidiaries as of January 1, 2012 and December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013, and our report dated April 29, 2014 expressed an unqualified opinion thereon.

Purwantono, Suherman & Surja

Jakarta, Indonesia

April 29, 2014

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2012 (Restated)	December 31,
			2012 (Restated)	2013
		Rp	Rp	Rp
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2f8,4,21
	31,36	2,224,206	3,917,236	2,233,532
Accounts receivable	2f8,5
Trade—net of allowance for impairment of Rp536,651 as of January 1, 2012, Rp564,630 as of December 31, 2012 and Rp521,406 as of December 31, 2013	20,31,34j,34m,36	1,500,096	2,038,719	2,268,339
Others—net of allowance for impairment of Rp16,702 as of January 1, 2012, Rp18,748 as of December 31, 2012 and Rp35,388 as of December 31, 2013		5,660	22,441	16,294
Inventories—net of allowance for obsolescence of Rp18,401 as of January 1, 2012, Rp14,613 as of December 31, 2012 and Rp13,213 as of December 31, 2013	2f20	75,890	52,556	36,004
Derivative assets	2f8,2f15
	20,21,36	159,349	69,654	195,569
Advances	34j,34m	40,485	36,057	34,867
Prepaid frequency fee and licenses	2f19,2f21
	31	1,353,819	1,528,215	1,757,586
Prepaid expenses—other	2f19,2f21
	30,31	351,833	335,815	373,897
Other current assets	7	31,437	294,735	221,256
Other current financial assets—net	2f8,6,21
	31,36	24,790	13,382	31,673

Total Current Assets		5,767,565	8,308,810	7,169,017

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2012 (Restated)	December 31,
			2012 (Restated)	2013
		Rp	Rp	Rp
NON-CURRENT ASSETS
Due from related parties—net of allowance for impairment of Rp15 as of January 1, 2012, December 31, 2012 and 2013	2f8,21,31,36	10,654	10,358	7,167
Deferred tax assets—net	2d,2f6,16	120,599	114,304	101,853
Property and equipment—net	2f16,2f17,2f19, 2f22,8	43,412,937	41,860,846	42,074,920
Goodwill and other intangible assets—net	2f1,2f2,2f22, 9	2,055,971	2,062,825	2,051,717
Long-term prepaid rentals—net of current portion	2f21,10,31	766,349	755,237	810,354
Long-term prepaid licenses—net of current portion	2f19,2f21	331,868	266,027	200,186
Long-term advances	11,31,34j,34m	161,649	40,994	92,162
Long-term prepaid pension—net of current portion	2d,2f7,30a6,31	73,717	20,670	123,814
Long-term receivables	2d,2f8	12,675	9,572	10,246
Other non-current financial assets—net	2f8,12,21, 31,34j,34m,36	212,270	1,543,140	1,557,367
Other non-current assets—net	2f3,2f6,13	872,436	754,498	941,206

Total Non-current Assets		48,031,125	47,438,471	47,970,992

TOTAL ASSETS		53,798,690	55,747,281	55,140,009

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2012 (Restated)	December 31,
			2012 (Restated)	2013
		Rp	Rp	Rp
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loan	2f9,14,21,31,36	1,499,256	299,529	1,499,849
Accounts payable—trade	2f9,21,31,36	319,058	231,737	339,310
Procurement payable	2f9,15,21,
	31,36	3,475,862	2,737,850	3,064,287
Taxes payable	2f6,16	28,294	34,025	15,337
Accrued expenses	2f7,2f9,17,21,30c4,30d4,
	31,36	1,895,613	1,961,285	2,107,467
Unearned income	2f5,34n	1,034,797	1,073,706	922,403
Deposits from customers	2f9,21,36	37,265	43,825	49,335
Derivative liabilities	2f9,2f15,
	20,21,36	138,189	81,241	36,903
Current maturities of:
Loans payable	2f9,18,21,31,36	3,300,537	2,669,218	2,443,367
Bonds payable	2f9,19,21,36	41,989	1,329,175	2,356,310
Other current financial liabilities	2f9,2f19,21,31,34o,36	71,828	289,164	362,448
Other current liabilities	29,31	127,761	265,614	297,421

Total Current Liabilities		11,970,449	11,016,369	13,494,437

NON-CURRENT LIABILITIES
Due to related parties	2f9,21,31,36	15,480	42,789	33,301
Obligation under finance lease	2f9,2f19,21,34o,36	770,081	3,101,910	3,594,112
Deferred tax liabilities—net	2d,2f6,16	2,071,183	1,729,226	1,155,446
Loans payable—net of current maturities	2f9,18, 21,31,36	6,425,779	3,703,822	4,345,267
Bonds payable—net of current maturities	2f9,19,21,36	12,138,353	13,986,507	13,285,207
Employee benefit obligations—net of current portion	2d,2f7,22	998,499	1,409,211	746,971
Other non-current financial liabilities	2f9,21,36	107,433	69,273	82,855
Other non-current liabilities	29,31	95,054	1,299,131	1,228,415

Total Non-current Liabilities		22,621,862	25,341,869	24,471,574

TOTAL LIABILITIES		34,592,311	36,358,238	37,966,011

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION—(Continued)

January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

(Expressed in millions of rupiah, except share data)

	Notes	January 1, 2012 (Restated)	December 31,
			2012 (Restated)	2013
		Rp	Rp	Rp
EQUITY

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY
Capital stock—Rp100 par value per A share and B share Authorized—1 A share and 19,999,999,999 B shares Issued and fully paid—1 A share and 5,433,933,499 B shares	23	543,393	543,393	543,393
Premium on capital stock	23	1,546,587	1,546,587	1,546,587
Retained earnings
Appropriated		134,446	134,446	134,446
Unappropriated	2d	16,346,858	16,305,909	13,319,725
Other components of equity	2b,2d,2f	187,874	336,917	1,034,530

Total Equity Attributable to Owners of the Company		18,759,158	18,867,252	16,578,681
Non-controlling Interests	2b	447,221	521,791	595,317

TOTAL EQUITY		19,206,379	19,389,043	17,173,998

TOTAL LIABILITIES AND EQUITY		53,798,690	55,747,281	55,140,009

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah, except share data)

	Notes	2011 (Restated)	2012 (Restated)	2013
		Rp	Rp	Rp
REVENUES	2f5,2f19,24, 31,35
Cellular		16,587,385	18,489,329	19,374,638
Multimedia, Data Communication, Internet (“MIDI”)	34j,34m	2,694,271	2,909,798	3,266,465
Fixed telecommunications		1,249,982	1,021,450	1,214,787

Total Revenues		20,531,638	22,420,577	23,855,890

EXPENSES	2f5.5,35
Cost of services	25,31,34p,34s	7,547,407	8,905,736	9,956,533
Depreciation and amortization	2f2,2f16,8,9	6,569,328	8,284,012	8,969,636
Personnel	2d,2f7,26,30,31	1,829,473	1,410,165	1,734,443
General and administration	27,31,34h	549,530	625,540	901,534
Marketing	31	855,686	920,296	893,574
Gain on foreign exchange—net		(90,919)	(44,793)	(224,518)
Gain on tower sale	29	—	(1,183,963)	(141,050)
Others—net	8,16,35	29,790	306,080	273,996

Net Expenses		17,290,295	19,223,073	22,364,148

OPERATING PROFIT		3,241,343	3,197,504	1,491,742

Gain on change in fair value of derivatives—net	2f11,2f15,20,35	57,944	4,964	273,259
Interest income	2f5.2,31,35	92,646	133,544	107,193
Loss on foreign exchange—net	2f4,5,35	(54,188)	(789,438)	(3,011,410)
Financing cost	2f19,14,18,19,
	28,31,34o,35	(1,929,354)	(2,077,350)	(2,212,095)

Other Expenses—Net		(1,832,952)	(2,728,280)	(4,843,053)

PROFIT (LOSS) BEFORE INCOME TAX		1,408,391	469,224	(3,351,311)

INCOME TAX BENEFIT (EXPENSE)	2f6,16,35
Current		(122,842)	(234,429)	(118,156)
Deferred	2d	(168,139)	254,946	786,820

Income Tax Benefit (Expense)—net		(290,981)	20,517	668,664

PROFIT (LOSS) FOR THE YEAR		1,117,410	489,741	(2,682,647)

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Unrealized changes in fair value of available for sale assets	12	—	389,718	23,982
Differences in foreign currency translation	2b,2f4	534	(36)	226
Income tax effect		(133)	(1,238)	(1,836)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(Continued)

Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah, except share data)

	Notes	2011 (Restated)	2012 (Restated)	2013
		Rp	Rp	Rp
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods
Remeasurement gains (losses) on defined benefit plans		(88,882)	(327,925)	905,239
Income tax effect		22,221	81,980	(226,310)

Other Comprehensive income—net of tax	2f4, 2f8	(66,260)	142,499	701,301

NET COMPREHENSIVE INCOME (LOSS)		1,051,150	632,240	(1,981,346)

PROFIT (LOSS) FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	2d	1,018,215	376,540	(2,798,605)
Non-controlling Interests	2b,2d	99,195	113,201	115,958

Net		1,117,410	489,741	(2,682,647)

OTHER COMPREHENSIVE INCOME (LOSS)—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		(65,844)	149,043	697,613
Non-controlling Interests	2b	(416)	(6,544)	3,688

Net		(66,260)	142,499	701,301

TOTAL COMPREHENSIVE INCOME (LOSS)—NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		952,371	525,583	(2,100,992)
Non-controlling Interests	2b	98,779	106,657	119,646

Net		1,051,150	632,240	(1,981,346)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY	2d,2f25,23,32	187.38	69.29	(515.02)

BASIC AND DILUTED EARNINGS (LOSS) PER AMERICAN DEPOSITARY SHARE (ADS) (50 B SHARES PER ADS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	2d,2f25,23,32	9,369.04	3,464.71	(25,751.19)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah, except share data)

		Equity Attributable to the Owners of the Company
		Capital Stock—Issued and Fully Paid	Premium on Capital Stock	Retained Earnings		Share of Equity Changes in Associated Companies	Difference in Foreign Currency Translation(*)	Unrealized changes in fair value on available for sale assets	Remea- surement losses on defined benefit plans	Total	Non- controlling Interests	Total Equity
Description	Notes			Appropriated	Unappropriated
Balance as of January 1, 2011, as previously reported		543,393	1,546,587	134,446	15,679,724	404,104	(2,727)	—	—	18,305,527	384,074	18,689,601

Restatement	2d	—	—	—	(27,490)	—	—	—	(147,659)	(175,149)	(5,805)	(180,954)

Balance as of January 1, 2011, after restatement		543,393	1,546,587	134,446	15,652,234	404,104	(2,727)	—	(147,659)	18,130,378	378,269	18,508,647

Profit for the year		—	—	—	1,018,215	—	—	—	—	1,018,215	99,195	1,117,410
Other comprehensive income (loss)		—	—	—	—	—	401	—	(66,245)	(65,844)	(416)	(66,260)

Net comprehensive income (loss)		—	—	—	1,018,215	—	401	—	(66,245)	952,371	98,779	1,051,150
Resolution during the Annual Stockholders’ General Meeting on June 24, 2011
Declaration of cash dividend	33	—	—	—	(323,591)	—	—	—	—	(323,591)	—	(323,591)
Dividends paid to non-controlling interests		—	—	—	—	—	—	—	—	—	(29,827)	(29,827)

Balance as of December 31, 2011		543,393	1,546,587	134,446	16,346,858	404,104	(2,326)	—	(213,904)	18,759,158	447,221	19,206,379

*

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah, except share data)

		Equity Attributable to the Owners of the Company
	Notes	Capital Stock—Issued and Fully Paid	Premium on Capital Stock	Retained Earnings		Share of Equity Changes in Associated Companies	Difference in Foreign Currency Translation(*)	Unrealized changes in fair value of available for sale assets	Remea- surement losses on defined benefit plans	Total	Non- controlling Interests	Total Equity
Description				Appropriated	Unappropriated
Balance as of January 1, 2012, as previously reported		543,393	1,546,587	134,446	16,314,201	404,104	(2,326)	—	—	18,940,405	452,092	19,392,497

Restatement	2d	—	—	—	32,657	—	—	—	(213,904)	(181,247)	(4,871)	(186,118)

Balance as of January 1, 2012, after restatement		543,393	1,546,587	134,446	16,346,858	404,104	(2,326)	—	(213,904)	18,759,158	447,221	19,206,379

Profit for the year		—	—	—	376,540	—	—	—	—	376,540	113,201	489,741
Other comprehensive income (loss)		—	—	—	—	—	(1,274)	389,718	(239,401)	149,043	(6,544)	142,499

Net comprehensive income (loss)		—	—	—	376,540	—	(1,274)	389,718	(239,401)	525,583	106,657	632,240
Resolution during the Annual Stockholders’ General Meeting on May 14, 2012
Declaration of cash dividend	33	—	—	—	(417,489)	—	—	—	—	(417,489)	—	(417,489)
Dividends paid to non-controlling interests		—	—	—	—	—	—	—	—	—	(32,087)	(32,087)

Balance as of December 31, 2012		543,393	1,546,587	134,446	16,305,909	404,104	(3,600)	389,718	(453,305)	18,867,252	521,791	19,389,043

*

This reserve arose from the translation of the financial statements of Indosat Finance B.V. and Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

Years Ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah, except share data)

		Equity Attributable to the Owners of the Company
	Notes	Capital Stock— Issued and Fully Paid	Premium on Capital Stock	Retained Earnings		Share of Equity Changes in Associated Companies	Difference in Foreign Currency Translation(*)	Unrealized changes in fair value of available for sale assets	Remea- surement gains (losses) on defined benefit plans	Total	Non- controlling Interests	Total Equity
Description				Appropriated	Unappropriated
Balance as of January 1, 2013, as previously reported		543,393	1,546,587	134,446	16,262,361	404,104	(3,600)	389,718	—	19,277,009	532,069	19,809,078

Restatement	2d	—	—	—	43,548	—	—	—	(453,305)	(409,757)	(10,278)	(420,035)

Balance as of January 1, 2013, after restatement		543,393	1,546,587	134,446	16,305,909	404,104	(3,600)	389,718	(453,305)	18,867,252	521,791	19,389,043

Profit (loss) for the year		—	—	—	(2,798,605)	—	—	—	—	(2,798,605)	115,958	(2,682,647)
Other comprehensive income (loss)		—	—	—	—	—	(1,610)	23,982	675,241	697,613	3,688	701,301

Net comprehensive income (loss)		—	—	—	(2,798,605)	—	(1,610)	23,982	675,241	(2,100,992)	119,646	(1,981,346)
Resolution during the Annual Stockholders’ General Meeting on June 18, 2013
Declaration of cash dividend	33	—	—	—	(187,579)	—	—	—	—	(187,579)	—	(187,579)
Dividends paid to non-controlling interests		—	—	—	—	—	—	—	—	—	(46,120)	(46,120)

Balance as of December 31, 2013		543,393	1,546,587	134,446	13,319,725	404,104	(5,210)	413,700	221,936	16,578,681	595,317	17,173,998

*	This reserve arose from the translation of the financial statements of Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah, net of applicable taxes.

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011, 2012 and 2013

(Expressed in millions of rupiah)

	Notes	2011	2012	2013
		Rp	Rp	Rp
CASH FLOWS FROM OPERATING
ACTIVITIES
Cash received from:
Customers		20,620,790	21,960,377	23,288,619
Refund of taxes	7,13	141,271	179,478	352,444
Settlement from currency forward contracts	20aa-fp	55,371	116,147	134,477
Interest income		81,336	131,804	109,626
Settlement from derivative contracts	20d-i	20,626	34,410	26,149

Cash paid to/for:
Authorities, other operators, suppliers and others		(9,102,182)	(11,607,302)	(11,563,977)
Financing cost		(1,739,810)	(2,026,450)	(2,145,722)
Employees		(2,003,642)	(1,252,470)	(1,443,524)
Income taxes		(563,320)	(424,538)	(311,134)
Settlement from interest swap contracts	20o-z	—	—	(32,000)
Interest rate swap contracts	20m-n	(119,521)	(82,306)	(17,853)
Swap cost from cross currency swap contracts	20a-l	(70,838)	(39,697)	(3,926)

Net Cash Provided by Operating Activities		7,320,081	6,989,453	8,393,179

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	8, 29	6,708	3,100,109	208,024
Cash dividend received from other long-term investment	12	13,790	—	53,141
Acquisitions of property and equipment	8	(6,047,958)	(5,765,942)	(9,322,410)
Acquisition of intangible assets	9	(10,452)	(23,073)	(6,732)

Net Cash Used in Investing Activities		(6,037,912)	(2,688,906)	(9,067,977)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	18	2,322,900	1,700,000	2,950,000
Proceeds from short-term loan	14	1,500,000	700,000	1,300,000
Decrease in restricted cash and cash equivalents		—	—	15,801
Repayment of long-term loans	18	(3,505,063)	(5,455,925)	(3,366,200)
Repayment of bonds payable	19	(1,100,000)	(241,989)	(1,330,000)
Cash dividend paid by the Company	33	(323,591)	(417,489)	(187,579)
Repayment of short-term loan	14	—	(1,900,000)	(100,000)
Cash dividend paid by subsidiaries to non-controlling interest		(29,692)	(32,085)	(31,945)
Proceeds from bonds payable	19	—	3,000,000	—

Net Cash Used in Financing Activities		(1,135,446)	(2,647,488)	(749,923)

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2011, 2012 and 2013

(Expressed in millions of rupiah)

	Notes	2011	2012	2013
		Rp	Rp	Rp
Net Foreign Exchange Differences from Cash and Cash Equivalents		2,213	39,971	(221,260)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		148,936	1,693,030	(1,645,981)
CASH AND CASH EQUIVALENTS OF LIQUIDATED SUBSIDIARIES	1b	—	—	(37,723)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,075,270	2,224,206	3,917,236

CASH AND CASH EQUIVALENTS AT END OF YEAR	4	2,224,206	3,917,236	2,233,532

DETAILS OF CASH AND CASH EQUIVALENTS:
Time deposits with original maturities of three months or less and deposits on call		1,919,227	3,493,467	1,869,203
Cash on hand and in banks		304,979	423,769	364,329

Cash and cash equivalents as stated in the consolidated statements of financial position		2,224,206	3,917,236	2,233,532

The accompanying notes form an integral part of these consolidated financial statements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change of its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (“BAPEPAM-LK”) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been reported to, and approved by, the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The latest amendment relates to, among other matters, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable, requirement of Board of Directors’ meetings and definition of conflict of interests.

The address of the Company’s registered office is at Jl. Medan Merdeka Barat 21, Jakarta and it has 3 regional offices located in Jakarta, Medan and Balikpapan.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services, network access point services, internet services, mobile telecommunications networks and fixed telecommunications networks; and

b.	To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

The consolidated financial statements of the Company and its subsidiaries (collectively referred to hereafter as “the Group”) as of January 1, 2012 (Restated), December 31, 2012 (Restated) and 2013 and for the year ended December 31, 2011 (Restated), 2012 (Restated) and 2013 were approved and authorized for issue by the Board of Directors on April 29, 2014, as reviewed and recommended for approval by the Audit Committee.

The consolidated statement of financial position as of January 1, 2012 is consistent with the December 31, 2011 consolidated statement of financial position, except for the impact of the retrospective restatement as a result of the adoption of International Accounting Standard 19 Employee Benefits (Revised 2011) effective January 1, 2013, as discussed in Note 2d.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b. Structure of the Company’s Subsidiaries

As of January 1, 2012 and December 31, 2012 and 2013, the Company has direct and indirect ownership in the following subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations	Percentage of Ownership (%)
				January 1, 2012	December 31, 2012	December 31, 2013
Indosat Palapa Company B.V. (“IPBV”) (1)	Amsterdam	Finance	2010	100.00	100.00	100.00
Indosat Mentari Company B.V. (“IMBV”) (1)	Amsterdam	Finance	2010	100.00	100.00	100.00
Indosat Finance Company B.V. (“IFB”) (4)	Amsterdam	Finance	2003	100.00	100.00	—
Indosat International Finance Company B.V. (“IIFB”) (4)	Amsterdam	Finance	2005	100.00	100.00	—
Indosat Singapore Pte. Ltd. (“ISPL”)	Singapore	Telecommunication	2005	100.00	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85	99.85
PT Interactive Vision Media (“IVM”) (3)	Jakarta	Pay TV	—	99.83	99.83	99.83
PT Starone Mitra Telekomunikasi (“SMT”) (5)	Semarang	Telecommunication	2006	72.54	72.54	84.08
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36	72.36	72.36
PT Lintas Media Danawa (“LMD”) (3)	Jakarta	Information and Communication Services	2008	50.65	50.65	50.65
PT Artajasa Pembayaran Elektronis (“APE”) (3) (Note 2b)	Jakarta	Telecommunication	2000	39.80	39.80	39.80

	Total Assets (Before Eliminations)
Name of Subsidiary	January 1, 2012	December 31, 2012	December 31, 2013
IPBV (1)	6,015,894	6,442,367	8,128,654
IMBV (1)	6,010,359	6,436,524	8,120,891
IFB (4)	20,923	21,963	—
IIFB (4)	8,688	8,853	—
ISPL	78,264	99,519	116,223
IMM	740,431	807,162	845,195
IVM (2)	5,198	5,448	5,681
SMT (5)	209,541	250,726	236,631
Lintasarta	1,853,437	2,019,743	2,188,384
LMD (3)	5,199	3,760	7,332
APE (3)	258,745	372,556	435,088

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, and to grant security in respect of their respective obligations or those of their group companies and third parties.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totaling Rp4,999. On July 12, 2011, IVM obtained the license to conduct its Pay TV services. However, as of December 31, 2013, IVM has not started its commercial operations.

(3)	Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.
(4)

On July 4, 2013, the Company as the sole shareholder of IFB and IIFB resolved to voluntarily dissolve and put those two entities into voluntary liquidation, by virtue of an Extraordinary General Meeting of Shareholders (EGMS). In connection with such liquidation, IFB and IIFB have appointed IMBV as the liquidator and custodian of the books and records. A liquidation agreement has also been executed by the Company, IFB, IIFB and IMBV concerning the liquidation. On October 21, 2013, the Company received the return of capital from IFB amounting to US$275.0 and EUR1,481.9 and from IIFB amounting to EUR673.9 due to their liquidation. The deregistration with the Dutch Chamber of Commerce was completed as of November 4, 2013.

(5)	On July 11, 2013, the Company made additional capital injection to SMT amounting to Rp16,549, resulting in the increase of the Company’s ownership in SMT from 72.54% to 84.08%.

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

In accordance with International Financial Reporting Standards (“IFRS”) 10, the Company prepares and presents the consolidated financial statements for a group of entities under its control.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Control is achieved when the parent is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the parent controls an investee if and only if the parent has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns

When the parent has less than a majority of the voting or similar rights of an investee, the parent considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The parent’s voting rights and potential voting rights

The parent re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the parent obtains control over the subsidiary and ceases when the parent loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the parent gains control until the date the parent ceases to control the subsidiary.

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

The consolidated financial statements also include the accounts of APE (Lintasarta’s subsidiary). The accounts of APE in 2011, 2012 and 2013 were consolidated because its financial and operating policies were controlled by Lintasarta.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The accounts of IPBV, IMBV, ISPL, IFB and IIFB (the latter two liquidated in July 2013), were translated into rupiah amounts at the middle rates of exchange prevailing at statement of financial position date for accounts and the average rates during the year for profit or loss accounts. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, ISPL, IFB and IIFB are presented as part of Other Comprehensive Income in the consolidated statements of comprehensive income.

Non-controlling interests in subsidiaries represent the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly-owned.

c. Statement of Compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

d. Restatement

Effective January 1, 2013, the Group has retrospectively adopted International Accounting Standard 19 (Revised 2011), Employee Benefits (“IAS 19”). The revised standard (i) eliminates the “corridor approach” permitted under the previous version of IAS 19 and (ii) provides for significant changes in the recognition, presentation and disclosure of post-employment benefits, which among others are as follows:

•	Actuarial gains and losses are now required to be recognized in other comprehensive income (OCI) and excluded permanently from profit and loss.

•

Expected return on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recognizing interest income (or expense) on the net defined benefit asset (or liability) in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment / curtailment occurs or when the Group recognizes related restructuring or termination costs.

Such changes are made in order that the net pension assets or liabilities are recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The impact of the restatement is as follows:

As of January 1, 2012 / December 31, 2011:

	January 1, 2012/ December 31, 2011 (Previously Reported)	Adjustments	January 1, 2012/ December 31, 2011 (Restated)
ASSETS
Non-current Assets
Deferred tax asset—net	113,812	6,787	120,599
Long-term prepaid pension—net of current portion	103,181	(29,464)	73,717
Long-term receivables	20,677	(8,002)	12,675
LIABILITIES
Non-current Liabilities
Deferred tax liabilities—net	2,126,930	(55,747)	2,071,183
Employee benefit obligations—net of current portion	787,313	211,186	998,499
EQUITY
Retained earnings
Unappropriated	16,314,201	32,657	16,346,858
Other components of equity	401,778	(213,904)	187,874
Non-controlling interests	452,092	(4,871)	447,221

As of December 31, 2012:

	December 31, 2012 (Previously Reported)	Adjustments	December 31, 2012 (Restated)
ASSETS
Non-current Assets
Deferred tax asset—net	100,693	13,611	114,304
Long-term prepaid pension—net of current portion	88,845	(68,175)	20,670
Long-term receivables	17,959	(8,387)	9,572
LIABILITIES
Non-current Liabilities
Deferred tax liabilities—net	1,855,129	(125,903)	1,729,226
Employee benefit obligations—net of current portion	926,224	482,987	1,409,211
EQUITY
Retained earnings
Unappropriated	16,262,361	43,548	16,305,909
Other components of equity	790,222	(453,305)	336,917
Non-controlling interests	532,069	(10,278)	521,791

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

For the year ended December 31, 2011:

	December 31, 2011 (Previously Reported)	Adjustments	December 31, 2011 (Restated)
EXPENSE
Personnel	1,912,647	(83,174)	1,829,473
INCOME TAX EXPENSE
Deferred	(146,462)	(21,677)	(168,139)
PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	958,068	60,147	1,018,215
Non-controlling interests	97,845	1,350	99,195
OTHER COMPREHENSIVE INCOME (LOSS)
Remeasurement losses on defined benefit plan	—	(88,882)	(88,882)
Income tax effect	—	22,221	22,221

	December 31, 2011 (Previously Reported)	Adjustments	December 31, 2011 (Restated)
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY	176.31	11.07	187.38
BASIC AND DILUTED EARNINGS PER AMERICAN DEPOSITORY SHARE (ADS) (50 B PER SHARES PER ADS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	8,815.60	553.44	9,369.04

For the year ended December 31, 2012:

	December 31, 2012 (Previously Reported)	Adjustments	December 31, 2012 (Restated)
EXPENSE
Personnel	1,427,194	(17,029)	1,410,165
INCOME TAX BENEFIT (EXPENSE)
Deferred	259,947	(5,001)	254,946
PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	365,649	10,891	376,540
Non-controlling interests	112,064	1,137	113,201
OTHER COMPREHENSIVE INCOME (LOSS)
Remeasurement losses on defined benefit plan	—	(327,925)	(327,925)
Income tax effect	—	81,980	81,980
BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY	67.29	2.00	69.29
BASIC AND DILUTED EARNINGS PER AMERICAN DEPOSITORY SHARE (ADS) (50 B PER SHARES PER ADS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	3,364.50	100.21	3,464.71

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

e. Adoption of New and Revised Accounting Standards

New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except for the new and amended IAS, IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations effective as of January 1, 2013. The following standards, amendments and interpretations, which became effective January 1, 2013, are relevant to the Group:

•	IAS 1 (Amendment)—Presentation of Financial Statements—Presentation of Items of Other Comprehensive Income

•	IAS 1 (Amendment)—Clarification of the Requirement of Comparative Information

•	IAS 19 (Revised)—Employee Benefits (2011)

•	IAS 28 (2011)—Investment in Associates and Joint Ventures

•	IFRS 7 (Amendment)—Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities

•	IFRS 10 & IAS 27—Consolidated Financial Statements and Separate Financial Statements

•	IFRS 11—Joint Arrangements

•	IFRS 12—Disclosure of Interests in Other Entities

•	IFRS 13—Fair Value Measurement

•	IFRS 9—Financial Instruments: Classification and Measurement

IAS 1 (Amendment)—Presentation of Financial Statements—Presentation of Items of Other Comprehensive Income

The amendment to IAS 1 requires that an entity present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss. The amendment is effective for annual periods beginning after July 1, 2012.

This amendment did not have any significant impact on the Group; however, it required a change in the presentation of its remeasurement gain (losses) on defined benefit plans to be presented under Other Comprehensive Income as an item which would never be reclassified to profit or loss.

IAS 1 (Amendment)—Clarification of the Requirement of Comparative Information

These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The amendments, however, clarify that the opening statement of financial position (as at January 1, 2012 in the case of the Group), presented as a result of the retrospective restatement or reclassification of items in financial statements does not have to be accompanied by comparative information in the related notes.

The amendments affected presentation only and did not have an impact on the Group’s financial position or performance.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

IAS 19—Employee Benefits (Revised 2011)

The Group applied IAS 19 (Revised 2011) retrospectively in accordance with the transitional provisions set out in the revised standard. The opening statement of financial position of the earliest comparative period presented (January 1, 2012) and the comparative figures have been accordingly restated.

IAS 19 (Revised 2011) changes, among other things, the accounting for defined benefit plans. Some of the key changes that impacted the Group included the following:

•

The amendments require the recognition of changes in defined benefit obligations and in the fair value of plan assets when they occur, and hence eliminated the “corridor approach” for recognizing actuarial gains or losses permitted under the previous version of IAS 19. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

•

All past service costs are recognized at the earlier of when the amendment/curtailment occurs or when the related restructuring or termination costs are recognized. As a result, unvested past service costs can no longer be deferred and recognized over the future vesting period.

•

The interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a net-interest amount, which is calculated by applying the discount rate to the net defined benefit liability or asset at the start of each annual reporting period.

IAS 19 (Revised 2011) also requires more extensive disclosures. The impact of the new standard has been disclosed in Notes 2d and 30.

IAS 19 (Revised 2011) has been applied retrospectively, with the following permitted exceptions:

•	The carrying amounts of other assets have not been adjusted for changes in employee benefit costs that were included before January 1, 2012.

Sensitivity disclosures for the defined benefit obligation for comparative period (year ended December 31, 2012) have not been provided.

IAS 28 (2011)—Investment in Associates and Joint Ventures

•

Associates held for sale: IFRS 5 Non-current Assets Held for Sale and Discontinued Operations applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held for sale. For any retained portion of the investment that has not been classified as held for sale, the entity applies the equity method until disposal of the portion held for sale. After disposal, any retained interest is accounted for using the equity method if the retained interest continues to be an associate or a joint venture; and

•	On cessation of significant influence or joint control, if an investment in an associate becomes an investment in a joint venture or vice versa, the entity does not re-measure the retained interest.

This amendment did not have any impact on the Group since there is no interest in joint ventures as of December 31, 2013.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

IFRS 7 (Amendment)—Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities

IFRS 7 introduces disclosures about the impact of netting arrangements on an entity’s financial position. Based on the new disclosure requirements, the Group had to provide information about what amounts have been offset in the statement of financial position and the nature and extent of rights of set-off under master netting arrangements or similar arrangements.

This amendment did not have any significant impact on the Group as it does not have any transactions involving the offsetting of financial assets and financial liabilities.

IFRS 10 & IAS 27—Consolidated Financial Statements and Separate Financial Statements

IFRS 10 introduces a single control model to determine whether an investee should be consolidated. IFRS 10 replaces parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation—Special Purpose Entities. This new control model focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

Amendments in IAS 27 did not have significant impact to the Group as it does not prepare separate IFRS financial statements.

IFRS 11—Joint Arrangements

IFRS 11 replaces the parts of previously existing IAS 31 Interests in Joint Ventures that dealt with accounting for joint ventures. IFRS 11 requires that interests in joint arrangements be classified as either joint operations (if the Group has rights to the assets, and obligations for the liabilities, relating to an arrangement) or joint ventures (if the Group has rights only to the net assets of an arrangement. When making this assessment, the Group has to consider the structure of the arrangements, contractual terms and other facts and circumstances.

This new standard did not have any significant impact on the Group since it does not have any interests in joint arrangements as of December 31, 2013.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 brings together into a single standard all of the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. It requires the disclosure of information about the nature, risks and financial effects of these interests.

As the result of the adoption of IFRS 12, the Group has disclosed its interests in subsidiaries and other structured entities. Specific disclosure on interest in subsidiaries and structured entities has been made by the Group in Notes 1b, 12 and 13.

IFRS 13—Fair Value Measurement

IFRS 13 provides a single source of guidance on how fair value is measured, and replaces the fair value measurement guidance that is currently dispersed throughout IFRS. It unifies the definition of fair value as

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It replaces and expands the disclosure requirements on fair value measurements in other IFRSs, including IFRS 7.

The Group has included the required disclosures in Notes 2f8—2f15 and 21. In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for the new disclosures. Notwithstanding the above, the change has no significant impact on the measurements of the Group’s assets and liabilities.

The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

Standards issued but not yet effective

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9, as issued, reflects the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39, hedge accounting. The standard will be effective for annual periods beginning on or after January 1, 2018. In subsequent phases, the IASB will address impairment of financial assets and further amendments to classification and measurement of financial assets. The Group will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

IAS 19 Defined Benefit Plans: Employee Contributions (Amended)

The amendments clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service. The amendment for contributions from employees or third parties that are linked to service are:

•

If the amount of the contributions is independent of the number of years of service, contributions may be recognized as a reduction in the service cost in the period in which the related service is rendered.

•

If the amount of the contributions depends on the number of years of service, those contributions must be attributed to periods of service using the same attribution method as used for the gross benefit.

The amendments become effective for annual periods beginning on or after July 1, 2014. Based on preliminary analyses, no material impact is expected on the financial statements of the Group.

IAS 32 Offsetting Financial Assets and Financial Liabilities (Amendment)

The amendments to IAS 32 clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems), which apply gross settlement mechanisms that are not simultaneous.

The amendments clarify that rights of set-off must not only be legally enforceable in the normal course of business, but must also be enforceable in the event of default and the event of bankruptcy or insolvency of all of the counterparties to the contract, including the reporting entity itself. The amendments also clarify

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

that rights of set-off must not be contingent on a future event. The IAS 32 offsetting criteria require the reporting entity to intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The amendments clarify that only gross settlement mechanisms with features that eliminate or result in insignificant credit and liquidity risk and that process receivables and payables in a single settlement process or cycle would be, in effect, equivalent to net settlement and, therefore, meet the net settlement criterion.

These amendments are applied retrospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” for changes in accounting policy.

The amendments become effective for annual periods beginning on or after January 1, 2014 and are not expected to impact the Group’s financial statements.

IAS 36 Recoverable Amount Disclosure for Non-Financial Assets (Amended)

The amendments clarify the disclosure requirements in respect of fair value less costs of disposal. When IAS 36 Impairment of Assets was originally changed as a consequence of IFRS 13, the IASB intended to require disclosure of information about the recoverable amount of impaired assets if that amount was based on fair value less costs to sell. An unintended consequence of the amendments was that an entity would be required to disclose the recoverable amount for each cash-generating unit for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit was significant in comparison with the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives. This requirement has been deleted by the amendment.

In addition, the IASB added two disclosure requirements:

•	Additional information about the fair value measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal.

•

Information about the discount rates that have been used when the recoverable amount is based on fair value less costs of disposal using a present value technique. The amendment harmonizes disclosure requirements between value in use and fair value less costs of disposal.

These amendments are applied retrospectively, in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” for changes in accounting policy.

The amendments become effective for annual periods beginning on or after January 1, 2014 and are not expected to impact the Group’s financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting (Amended)

The amendments provide an exception to the requirement to discontinue hedge accounting in certain circumstances in which there is a change in counterparty to a hedging instrument in order to achieve clearing for that instrument. The amendment covers novation of derivatives:

•	which arises as a consequence of laws or regulations, or the introduction of laws or regulations.

•	where the parties to the hedging instrument agree that one or more clearing counterparties replace the original counterparty to become the new counterparty to each of the parties.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	which did not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty to achieve clearing.

All of the above criteria must be met in order to continue hedge accounting after the novation. The amendments cover novation to central counterparties, as well as to intermediaries such as clearing members, or clients of the latter that are themselves intermediaries.

For novation that does not meet the criteria for the exception, entities have to assess the changes to the hedging instrument against the derecognition criteria for financial instruments and the general conditions for continuation of hedge accounting.

The amendments are applied retrospectively, in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” for changes in accounting policy.

The amendments become effective for annual periods beginning on or after January 1, 2014. The Company has not novated any derivatives during the current period. However, these amendments would be considered for future novations.

IFRIC 21 Levies

IFRIC 21 is applicable to all levies other than outflows that are within the scope of other standards (e.g., IAS 12) and fines or other penalties for breaches of legislation. Levies are defined in the interpretation as outflows of resources embodying economic benefits imposed by government on entities in accordance with legislation.

The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached.

The amendments are applied retrospectively, in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” for changes in accounting policy.

The amendments become effective for annual periods beginning on or after January 1, 2014. The Group does not expect that IFRIC 21 will have material financial impact in future financial statements.

IFRS 10, IFRS 12, and IAS 27 Investment Entities (Amended)

The investment entities amendments apply to investments in subsidiaries, joint ventures and associates held by a reporting entity that meets the definition of an investment entity. The key amendments include:

a.	Investment entity is defined in IFRS 10.

b.	An investment entity must meet three elements of the definition and consider four typical characteristics, in order to qualify as an investment entity.

c.	An entity must consider all facts and circumstances, including its purpose and design, in making its assessment.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

d.

An investment entity accounts for its investments in subsidiaries, associates and joint ventures at fair value through profit or loss in accordance with IFRS 9 (or IAS 39, as applicable), except for investments in subsidiaries, associates and joint ventures that provide services that relate only to the investment entity, which must be consolidated (investments in subsidiaries) or accounted for using the equity method (investments in associates or joint ventures).

e.	An investment entity must measure its investment in another controlled investment entity at fair value.

f.	A non-investment entity parent of an investment entity is not permitted to retain the fair value accounting that the investment entity subsidiary applies to its controlled investees.

g.

For venture capital organizations, mutual funds, unit trusts and others that do not qualify as investment entities, the existing option in IAS 28, to measure investments in associates and joint ventures at fair value through profit or loss, is retained.

The amendments must be applied retrospectively, subject to certain transition reliefs. These amendments become effective for annual periods beginning on or after January 1, 2014. These amendments will not be relevant to the Group, since none of the entities in the Group would qualify as an investment entity under IFRS 10.

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

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in profit or loss or as a change to Other Comprehensive Income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

Intangible assets with finite lives are amortized over their useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible assets.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

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

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

The functional currency and presentation currency of IFB and IIFB (which were liquidated in July 2013) are in Euro, while these of IPBV, IMBV and ISP are in U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate prevailing at the end of the reporting period and their statements of comprehensive income are translated at the average rate during the period. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISP are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the consolidated statements of changes in equity.

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

Customer Loyalty Program

The Company operated a customer loyalty program called “Poin Plus Plus,” which allowed customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points could then be redeemed for free telecommunication and non-telecommunication

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

products, subject to a minimum number of points being obtained. Starting July 29, 2011, the “Poin Plus Plus” program was replaced with the “Indosat Senyum” program. Both programs have similarity in nature and scheme to redeem the points, except that, under the new program, the Company no longer includes the subscription period as a variable item in calculating the points. Effective March 31, 2013, the Company ceased the “Indosat Senyum” program and all outstanding obligations expired as of December 31, 2013.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed, the redemption period expires or when the program is terminated.

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

•	Satellite Operating Lease

Revenues are recognized on a straight-line basis over the lease term.

•	Revenues from other MIDI services are recognized when the services are rendered.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f5.5 Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

f6. Taxation

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on all temporary differences at the end of the reporting year between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

Funded Plans

The Group has defined benefit pension plans which require contributions to be made to separately administered funds. Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions as in accordance with IAS 19 (Revised 2011).

Re-measurements, comprising of actuarial gains and losses and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to Other Comprehensive Income in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized in profit or loss on the earlier of:

•	The date of the plan amendment or curtailment, and

•	The date that the Group recognizes restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation under ‘personnel expense’ in the consolidated statements of comprehensive income (by function):

•	Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements

•	Net interest expense or income

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Unfunded Plans

The Group also provides other post-employment benefits to its employees, such as benefits under Labor Law No.13/2003 (“Labor Law”) and post-retirement healthcare benefits. These benefits are unfunded. The accounting treatment for the unfunded plans is the same as that of the funded plans above.

f8. Financial assets

Initial recognition

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets which are recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

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

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are recognized in profit or loss.

The Group’s cash and cash equivalents, trade and other accounts receivables, due from related parties, other current financial assets and other non-current financial assets are included in this category.

Cash and cash equivalents comprise cash on hand and in banks and all unrestricted time deposits (including deposit on call) with original maturities of three months or less at the time of placement.

Time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

•	Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group has the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are recognized in profit or loss.

The Group did not have any HTM investments during the years ended December 31, 2011, 2012 and 2013.

•	Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss in other comprehensive income is recognized in profit or loss. Interest earned on AFS financial investments is reported as interest income using the EIR method.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

The Group’s financial liabilities include trade accounts payables, procurement payable, accrued expenses, loans and bonds payable, deposits from customers, due to related parties, obligation under finance lease, derivative financial instruments and other current and non-current financial liabilities.

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

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included in financing costs in profit or loss.

Gains and losses are recognized in profit or loss when the liabilities are derecognized, as well as through the EIR amortization process.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

f13. Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

•	Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

In the case of equity investment classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss—is recycled from other comprehensive income to profit or loss. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

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

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

f15. Derivative financial instruments

The Company enters into and engages in cross currency swap, interest rate swap, currency forward and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments, while providing effective economic hedges of specific interest rate and foreign exchange risks under the Company’s financial risk management objectives and policies, do not meet the criteria for hedge accounting as provided in IAS 39 and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in fair value of derivatives during the year, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivatives are presented with the host contract in the consolidated statements of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives—Net,” which is presented in the consolidated statements of comprehensive income.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

Properties under construction and installation are stated at cost. Cost includes cost of construction, equipment, capitalizable borrowing costs and other direct costs. Property under construction is not depreciated until such time that the relevant asset is completed and available for its intended use.

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

f19. Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

Group as a lessor

A lease in which the Group does not transfer substantially all the risks and benefits of the ownership of an asset is classified as an operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

Sale-and-leaseback transactions

When the Group enters into a sale-and-leaseback transaction, the Group analyzes if the leaseback arrangement meets the criteria of a finance lease or operating lease. Where the classification results in a finance lease, any excess of sales proceeds over the carrying value of the asset sold is deferred and amortized over the lease term. Where the transaction is classified as an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately.

f20. Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs, cellular handsets and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f21. Prepaid frequency fee and licenses and other prepaid expenses

Prepaid frequency fee and licenses and other prepaid expenses, which mainly consist of rentals, insurance and advertising, are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals—Net of Current Portion” and “Long-term Prepaid Licenses—Net of Current Portion”, respectively.

f22. Impairment of non-financial assets

Property and equipment

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any such indication exists or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of such asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses of continuing operations are recognized in profit or loss.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

The following assets have specific characteristics for impairment testing:

Goodwill and other intangible assets

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

f23. Provision

Provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Group expects some or the whole provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized in profit or loss net of any reimbursement.

f24. Operating segment

An operating segment is a component of entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are reviewed regularly by the entity’s chief operating decision maker (Board of Directors) to make decisions about resources to be allocated to the segment and to assess its performance and for which discrete financial information is available.

f25. Basic and diluted earnings (loss) per share / ADS

Basic earnings (loss) per share is computed by dividing profit (loss) for the year attributable to ordinary owners of the Company by the weighted-average number of ordinary shares outstanding during the year (Note 32).

Basic earnings (loss) per ADS attributable to owners of the Company is computed by multiplying basic earnings (loss) per share attributable to owners of the Company by 50, which is equal to the number of shares per ADS.

Diluted earnings (loss) per share is computed by dividing profit (loss) for the year attributable to ordinary owners of the Company (after adjusting for the profit or loss effect related to dilutive potential ordinary shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all potentially dilutive ordinary shares.

f26. Concession financial assets

The Group constructs or upgrades infrastructure (construction or upgrade services) used to provide public service and operates and maintains that infrastructure (operation services) for a specified period of time. These arrangements may include infrastructure used in a public-to-private service concession arrangement for its entire useful life.

These arrangements are accounted for based on the nature of the consideration and using the financial asset model as the Group has an unconditional contractual right to receive cash or another financial asset from or at the direction of, the grantor for the construction services.

In the financial asset model, the amount due from the grantor meets the definition of a receivable which is measured at fair value. It is subsequently measured at amortized cost. The amount initially recognized plus the cumulative interest on that amount is calculated using the effective interest method.

The consideration received or receivable is allocated by reference to the relative fair values of the services provided, typically a construction component and a service element for operating and maintenance

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

services performed. Revenue from the concession arrangements earned under the financial asset model consists of the (i) fair value of the amount due from the grantor, and (ii) interest income related to the capital investment in the project.

Any asset carried under concession arrangements is derecognized on disposal or when no future economic benefits are expected from its future use or disposal or when the contractual rights to the financial asset expire.

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

a. Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements:

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

Tower leases

For tower leases, the unit of account is considered at the level of the slot or site space because the lease is dependent on the use of this specific space in the tower where the Company places its equipment.

Licenses

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum by the Ministry of Communications and Information Technology (“MOCIT”). The Company was obliged to pay an upfront fee and annual radio frequency fee for 10 years (Note 34p). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

In 2009, the Company obtained an additional 3G license, and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to pay an upfront fee and annual radio frequency fee for 10 years (Note 34p). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

Management believes, as supported by written confirmation from the Directorate General of Post and Telecommunications (“DGPT”),that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the prepaid annual radio frequency fee as operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

•	Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculation of the fair value less costs to sell is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the assets. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

•	Exchange of asset transactions

During 2010—2012, the Group entered into several contracts with third party suppliers for the exchange of new assets for existing cellular technical equipment of the Group. For such transactions, the Group evaluates whether the transaction has commercial substance based on IAS 16, “Property, Plant and Equipment”, which requires the Group to make judgments about the configuration of the future cash flows. Management considered the exchange of assets transactions to have met the criteria of commercial substance; however, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, the new assets were measured at the carrying amounts of the assets given up plus any cash consideration paid.

•	Sale-and-leaseback transactions

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Classification as a finance lease or operating lease determines whether or not the leased asset is capitalized and recognized in the consolidated statements of financial position. In sale-and-leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the consolidated statements of comprehensive income immediately (operating lease).

•	Provision for legal contingency

IMM is currently under investigation by the Attorney General’s Office for being involved in a significant legal case (Note 34i). Management’s judgment of the probable cost for the resolution of the case has been developed in consultation with the Company’s counsel handling the defense in this matter and is based upon their analysis of potential outcomes. Management currently does not believe this case could materially reduce the Company’s revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in their judgment or effectiveness of their strategy relating to the case. See Note 34i—Significant Agreements, Commitments and Contingency.

•	Allowance for impairment of receivables

If there is objective evidence that an impairment loss has been incurred on trade receivables, the Group will recognizes an allowance for impairment loss related to the trade receivables that are specifically identified as doubtful for collection.

In addition to specific allowance against individually significant receivables, the Group also recognizes a collective impairment allowance against credit exposure of its receivables which are grouped based on common credit characteristics, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers.

b. Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

•	Determination of fair values of financial assets and financial liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of the financial instruments. See Note 21 for further discussion.

•	Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any year will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment will increase the recorded operating expenses and decrease non-current assets. An extension in the estimated useful lives of the Group’s property and equipment will decrease the recorded expenses and increase non-current assets.

•	Goodwill and intangible assets

The consolidated financial statements reflect acquired businesses after the completion of the respective acquisitions. The Company accounts for the acquired businesses using the acquisition method which requires extensive use of accounting estimates and judgments to determine the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value of the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

•	Recoverability of deferred income tax assets

The Group reviews the carrying amounts of deferred income tax assets at the end of each reporting period and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. The Group’s assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income in subsequent reporting periods. This forecast is based on the Group’s past results and future expectations of revenues and expenses as well as future tax planning strategies. However, there is no assurance that sufficient taxable income will be generated to allow all or part of deferred income tax assets to be utilized.

•	Estimating allowance for impairment of receivables

The level of a specific allowance is evaluated by management on the basis of factors that affect the collectability of receivables. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that it expects to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

Any collective allowance recognized is based on historical loss experience using various factors such as historical performance of the debtors within the collective group and judgments on the effect of deterioration in the markets in which the debtors operate and identified structural weaknesses or deterioration in the cash flows of debtors.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist of, among other things, discount rates, rates of compensation increases and mortality rates. Due to complexity of valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in its assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed annually at each reporting date.

Further details about the assumptions used, including a sensitivity analysis, are given in Note 30.

•	Asset retirement obligations

Asset retirement obligations are recognized in the year in which they are incurred if a reasonable estimate of the provision can be made. The recognition of the obligations requires an estimation of the cost to restore / dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•	Revenue recognition

The Company’s revenue recognition policies require the use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company’s agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by the Company. Initial recognition of revenues is based on observed traffic adjusted by normal experience adjustments, which historically are not material to the consolidated statements of comprehensive income.

Differences between the amounts initially recognized and the actual settlements are recorded upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

The Group recognizes revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunication services. The Group estimates the expected average period of customer relationship based on the most recent churn-rate analysis.

•	Uncertain tax exposures

In certain circumstances, the Group may not be able to determine the exact amount of its current or future tax liabilities or recoverable amount of the claim for tax refund due to ongoing investigations by, or negotiations with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability or the recoverable amount of the claim for tax refund related to uncertain tax positions, the Group

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

applies similar considerations as they would use in determining the amount of a provision to be recognized in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Group makes an analysis of all uncertain tax positions to determine if a tax liability or a provision for unrecoverable claim for tax refund should be recognized.

The Group presents interest and penalties for the underpayment of income tax, if any, in Income Tax Benefit (Expense) in profit or loss.

4. CASH AND CASH EQUIVALENTS

This account consists of the following:

		December 31,
	January 1, 2012	2012	2013
Cash on hand (including US$13 on January 1, 2012, nil on December 31, 2012 and US$4 on December 31, 2013)	1,580	1,837	2,091

Cash in banks
Related parties (Note 31) (including US$3,805 on January 1, 2012, US$2,754 on December 31, 2012 and US$4,732 on December 31, 2013)	93,880	115,707	144,030
Third parties (including US$13,506 on January 1, 2012, US$10,332 on December 31, 2012 and US$14,661 on December 31, 2013)	209,519	306,225	218,208

	304,979	423,769	364,329

Time deposits and deposits on call
Related parties (Note 31) (including US$11,115 on January 1, 2012, US$72,701 on December 31, 2012 and US$9,551 on December 31, 2013)	884,080	1,418,361	734,929
Third parties (including US$24,917 on January 1, 2012, US$163,492 on December 31, 2012 and US$54,539on December 31, 2013)	1,035,147	2,075,106	1,134,274

	1,919,227	3,493,467	1,869,203

Total	2,224,206	3,917,236	2,233,532

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.50% to 9.75% in 2011, from 2.00% to 9.50% in 2012 and from 2.00% to 11.00% in 2013, while those denominated in U.S. dollars earned interest at annual rates ranging from 0.01% to 2.75% in 2011, from 0.01% to 3.00% in 2012 and from 0.03% to 3.50% in 2013.

The interest rates on deposits on call and time deposits with related parties are comparable to those offered by third parties.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5. ACCOUNTS RECEIVABLE—TRADE

This account consists of the following:

		December 31,
	January 1, 2012	2012	2013
Related parties (Note 31)
PT Telekomunikasi Indonesia Tbk (“Telkom”) (including US$51 on January 1, 2012, US$436 on December 31, 2012 and US$70 on December 31, 2013)	19,977	73,835	99,971
Others (including US$8,085 on January 1, 2012, US$7,318 on December 31, 2012 and US$6,752 on December 31, 2013)	345,373	543,447	556,548

Sub-total	365,350	617,282	656,519
Less allowance for impairment	47,107	42,632	24,316

Net	318,243	574,650	632,203

Third parties
Local companies (including US$16,593 on January 1, 2012, US$24,583 on December 31, 2012 and US$34,143 on December 31, 2013)	791,178	902,013	801,108
Overseas international carriers (US$66,532 on January 1, 2012, US$79,275 on December 31, 2012 and US$76,513 on December 31, 2013)	603,309	766,070	932,619
Post-paid subscribers from:
Cellular	254,565	297,721	333,783
Fixed telecommunication	22,345	20,263	65,716

Sub-total	1,671,397	1,986,067	2,133,226
Less allowance for impairment	489,544	521,998	497,090

Net	1,181,853	1,464,069	1,636,136

Total	1,500,096	2,038,719	2,268,339

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The aging schedule of the accounts receivable—trade is as follows:

	January 1, 2012		December 31, 2012		December 31, 2013
Number of Months Outstanding	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Related parties
0 - 6 months	257,348	70.44	477,272	77.32	611,654	93.17
7 - 12 months	35,252	9.65	52,246	8.46	13,070	1.99
13 - 24 months	64,498	17.65	30,390	4.92	8,967	1.36
Over 24 months	8,252	2.26	57,374	9.30	22,828	3.48

Total	365,350	100.00	617,282	100.00	656,519	100.00

Third parties
0 - 6 months	945,410	56.56	1,036,438	52.19	1,296,795	60.79
7 - 12 months	208,218	12.46	235,844	11.87	80,735	3.79
13 - 24 months	255,648	15.30	259,715	13.08	270,766	12.69
Over 24 months	262,121	15.68	454,070	22.86	484,930	22.73

Total	1,671,397	100.00	1,986,067	100.00	2,133,226	100.00

The changes in the allowance for impairment of accounts receivable—trade are as follows:

	Total	Related Parties	Third Parties
January 1, 2012
Balance at beginning of year	496,110	47,640	448,470
Provision (reversal)—net (Note 27)	41,051	(1,509)	42,560
Net effect of foreign exchange adjustment	105	976	(871)
Write-offs	(615)	—	(615)

Balance at end of year	536,651	47,107	489,544

Individual impairment	189,486	44,086	145,400
Collective impairment	347,165	3,021	344,144

Total	536,651	47,107	489,544

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	309,556	117,572	191,984

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Total	Related Parties	Third Parties
December 31, 2012
Balance at beginning of year	536,651	47,107	489,544
Provision (reversal)—net (Note 27)	56,163	(6,567)	62,730
Net effect of foreign exchange adjustment	7,802	2,092	5,710
Write-offs	(35,986)	—	(35,986)

Balance at end of year	564,630	42,632	521,998

Individual impairment	208,208	37,852	170,356
Collective impairment	356,422	4,780	351,642

Total	564,630	42,632	521,998

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	341,363	111,124	230,239

December 31, 2013
Balance at beginning of year	564,630	42,632	521,998
Provision (reversal)—net (Note 27)	102,307	(5,369)	107,676
Net effect of foreign exchange adjustment	21,867	1,108	20,759
Write-offs	(167,398)	(14,055)	(153,343)

Balance at end of year	521,406	24,316	497,090

Individual impairment	115,881	18,134	97,747
Collective impairment	405,525	6,182	399,343

Total	521,406	24,316	497,090

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	295,329	69,267	226,062

The aging schedule of the allowance for impairment of accounts receivable—trade is as follows:

	December 31, 2012		December 31, 2013
	Gross	Allowance for impairment	Gross	Allowance for impairment
Not past due and past due up to 6 months	1,513,710	35,270	1,908,449	28,246
Past due more than 7 to 12 months	288,090	35,992	93,805	21,173
Past due more than 13 to 24 months	290,105	57,293	279,733	54,160
Past due more than 24 months	511,444	436,075	507,758	417,827

Total	2,603,349	564,630	2,789,745	521,406

The Group has made provision for impairment of accounts receivable—trade based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party accounts receivable in assessing amounts past due. As of December 31, 2012 and 2013, the carrying amount of trade receivables of the Group considered past due but not impaired amounted to Rp1,172,818 and Rp1,491,450, respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Management believes that accounts receivable past due but not impaired, along with accounts receivable that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain on Foreign Exchange—Net”.

Information about the Group’s exposure to credit risk is disclosed in Note 36.

Management believes the established allowance is sufficient to cover impairment of accounts receivable—trade.

6. OTHER CURRENT FINANCIAL ASSETS—NET

This account consists of the following:

	January 1, 2012	December 31,
		2012	2013
Short-term investment *	25,395	25,395	—
Less allowance for impairment	25,395	25,395	—

Net	—	—	—
Restricted cash and cash equivalents (including US$168 on January 1, 2012, US$231 on December 31, 2012 and US$205 on December 31, 2013)	18,830	5,483	25,008
Others (including US$10 on January 1, 2012, US$257 on December 31, 2012 and US$21 on December 31, 2013)	5,960	7,899	6,665

Total	24,790	13,382	31,673

*	The Company wrote off the short-term investment in mutual funds of PT Jakarta Asset Management in April 2013 based on the approval dated April 16, 2013 from the Board of Commissioners.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

7. OTHER CURRENT ASSETS

This account consists of the following:

	January 1, 2012	December 31,
		2012	2013
Prepayment for taxes:
VAT—net	29,677	124,642	214,454
Claim for tax refund—2002 and 2003 article 26 (**)	—	87,198	—
Claim for tax refund—2008 and 2009 article 26 (*)	—	80,018	—
Other tax prepayments	1,018	2,485	3,295
Others	742	392	3,507

Total	31,437	294,735	221,256

*

On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning the Company’s request for cancellation of Tax Collection Letters (“STPs”) for the underpayment of the Company’s 2008 and 2009 income tax article 26 totaling Rp80,018 (including interest). On July 30, 2012, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal concerning these STPs. On December 26, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated July 30, 2012 for the underpayment of the Company’s 2008 and 2009 article 26 tax. On February 6, 2013, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. On October 25 and November 4, 2013, the Company received the refund from the Tax Office.

**

On November 6, 2012, the Company received a Decision Letter from the Tax Court accepting the Company’s appeal on Satelindo’s 2002 and 2003 income tax article 26 totaling Rp87,198 which is lower than the amount originally recognized by the Company in its financial statements. The Company accepted the corrections amounting to Rp4,655, which was charged to current operations as part of “Expenses—Others - Net”. On January 28, 2013, the Company received the refund from the Tax Office.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	Exchange and network assets	Subscribers’ apparatus and other equipment	Buildings and building & leasehold improvements	Landrights	Properties under construction and installation	Total
At January 1, 2011	56,964,683	4,310,375	13,259,684	541,087	3,461,884	78,537,713
Additions	515,431	37,772	429,760	—	5,517,983	6,500,946
Derecognitions	(1,799,943)	(81,053)	(101,426)	—	—	(1,982,422)
Reclassifications	5,383,034	394,167	391,715	1,975	(6,170,891)	—

At December 31, 2011	61,063,205	4,661,261	13,979,733	543,062	2,808,976	83,056,237
Additions	460,579	61,291	2,653,360	2,437	5,195,859	8,373,526
Derecognitions	(585,370)	(40,717)	(2,386,031)	—	—	(3,012,118)
Reclassifications	4,194,853	254,660	588,861	—	(5,038,374)	—

At December 31, 2012	65,133,267	4,936,495	14,835,923	545,499	2,966,461	88,417,645
Additions	249,479	36,752	342,914	1,618	8,733,574	9,364,337
Derecognitions	(616,729)	(18,024)	(81,938)	—	—	(716,691)
Reclassifications	4,418,432	691,017	471,331	—	(5,580,780)	—

At December 31, 2013	69,184,449	5,646,240	15,568,230	547,117	6,119,255	97,065,291

Accumulated depreciation, amortization and impairment
Accumulated depreciation, amortization and impairment at January 1, 2011	26,089,761	3,326,258	5,059,660	81,608	—	34,557,287
Depreciation and amortization charge for the year	5,093,301	466,208	981,010	11,151	—	6,551,670
Derecognitions	(1,283,254)	(81,054)	(101,349)	—	—	(1,465,657)

Accumulated depreciation, amortization and impairment at December 31, 2011	29,899,808	3,711,412	5,939,321	92,759	—	39,643,300
Depreciation and amortization charge for the year	6,802,221	364,765	1,089,619	11,188	—	8,267,793
Derecognitions	(311,707)	(39,850)	(1,002,737)	—	—	(1,354,294)

Accumulated depreciation, amortization and impairment at December 31, 2012	36,390,322	4,036,327	6,026,203	103,947	—	46,556,799
Depreciation and amortization charge for the year	7,271,845	428,417	1,240,292	11,242	—	8,951,796
Derecognitions	(418,435)	(17,850)	(81,939)	—	—	(518,224)

Accumulated depreciation, amortization and impairment at December 31, 2013	43,243,732	4,446,894	7,184,556	115,189	—	54,990,371

Net Book value
At January 1, 2011	30,874,922	984,117	8,200,024	459,479	3,461,884	43,980,426
At December 31, 2011/January 1, 2012	31,163,397	949,849	8,040,412	450,303	2,808,976	43,412,937
At December 31, 2012	28,742,945	900,168	8,809,720	441,552	2,966,461	41,860,846
At December 31, 2013	25,940,717	1,199,346	8,383,674	431,928	6,119,255	42,074,920

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

The carrying values of property and equipment held under finance leases as of December 31, 2011/January 1, 2012, December 31, 2012 and December 31, 2013 are Rp750,544, Rp3,238,774 and Rp3,105,678, respectively. Additions during the years 2011, 2012 and 2013 included Rp427,242, Rp2,704,030 and Rp340,305, respectively, of acquisition cost of property and equipment under finance leases.

Depreciation and amortization expense charged to profit or loss amounted to Rp6,551,670, Rp8,267,793 and Rp8,951,796 in 2011, 2012 and 2013, respectively.

Management believes that there is no impairment in asset values or recovery of the impairment reserve as contemplated in IAS 36 for the current year.

As of December 31, 2013, the Group has no property and equipment pledged as collateral to any credit facilities.

As of December 31, 2013, the Group insured its property and equipment (except submarine cables and landrights) for US$233,663 and Rp30,841,197 including insurance amounting to US$102,500 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

As of December 31, 2013, the Group has property and equipment with total cost amounting to Rp5,157,156, which have been fully depreciated but are still being used.

The details of the Group’s properties under construction and installation as of January 1, 2012 and December 31, 2012 and 2013 are as follows:

	Percentage of Completion	Cost	Estimated Date of Completion
January 1, 2012
Exchange and network assets	17 - 90	2,574,418	January - June 2012
Subscribers’ apparatus and other equipment	40 - 90	93,535	January - June 2012
Buildings and building & leasehold improvements	20 - 95	141,023	January - June 2012

Total		2,808,976

December 31, 2012
Exchange and network assets	7 - 99	2,438,240	January - March 2013
Subscribers’ apparatus and other equipment	0 - 95	203,441	January - September 2013
Buildings and building & leasehold improvements	10 - 96	324,780	January - December 2013

Total		2,966,461

December 31, 2013
Exchange and network assets	1 - 99	5,285,315	January 2014 - December 2016
Subscribers’ apparatus and other equipment	10 - 99	738,457	January - July 2014
Buildings and building & leasehold improvements	34 - 93	95,483	January - November 2014

Total		6,119,255

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2011, 2012 and 2013 amounted to Rp2,933, Rp nil and Rp nil, respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

For the years ended December 31, 2011, 2012 and 2013, exchanges and sales of certain property and equipment were performed as follows:

	2011	2012	2013
Exchanges of assets
Sumatra and Java Project (Note 34k)
Carrying amount of assets received	115,734	273,665	57,069
Carrying amount of assets given up	(115,734)	(273,665)	(57,069)

Kalimantan Project
Carrying amount of assets received	400,956	—	—
Carrying amount of assets given up	(400,956)	—	—

Sales of 2,500 towers (Note 29)
Proceeds	—	3,870,600	—
Net book value	—	(1,372,674)	—

Excess of selling price over carrying amount	—	2,497,926	—
Deferred gain from sales and leaseback	—	(1,318,923)	—

Recognized gain	—	1,179,003	—

Assets finance leased out
Fair value of assets being leased out	—	—	196,464
Net book value	—	—	(141,223)

Gain	—	—	55,241

Sales of assets
Proceeds	6,708	7,215	11,560
Net book value	(76)	(11,487)	(173)

Gain (loss)	6,632	(4,272)	11,387

Total Gain	6,632	1,174,731	66,628

In the above exchange of asset transaction, the fair value of neither the assets received nor the assets given up can be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus the cash consideration paid.

In accordance with its policy, the Company reviews the estimated useful lives of its fixed assets on an annual basis.

Effective September 1, 2012, the Company changed its estimate of the useful lives of its cellular technical equipment from 10 years to 8 years. The change was made mainly due to the Company’s plan to change its network with new updated equipment that will enable the Company to fully utilize its 900 MHz frequency channel for 3G services. The effect of this change in estimate was to increase 2012 and 2013 depreciation expense by Rp1,256,941 and Rp1,323,176, respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The effect of the change in the useful lives of these assets is to increase (decrease) income before income tax as follows:

Period	Amount
Year ending December 31, 2014	(624,964)
Year ending December 31, 2015	(358,302)
Year ending December 31, 2016	(206,442)
Year ending December 31, 2017	667,750

As of December 31, 2013, the Company has undertaken a review of the estimated useful lives of its property and equipment. As a result of the review, the Company concluded that it should accelerate the depreciation of Fixed Wireless Assets technical equipment by Rp201,433, which was recognized in the 2013 consolidated statement of comprehensive income under “Expenses—depreciation and amortization”. The Company believes that the net cash flows to be generated from Fixed Wireless services will continue to significantly decrease in the future mainly due to increased competition in the Fixed Wireless market that has resulted in lower average tariffs, declining active customers and declining Average Revenue Per User (“ARPU”).

On January 28, 2013, the Company and PT Link Net (Link Net) entered into an agreement, whereby the Company agreed to grant Link Net an Indefeasible Right of Use (“IRU”) for a pair of fiber optics in the Company’s Jakarta-Batam-Singapore (JAKABARE) submarine cable network for a non-cancellable period of 12 years from January 1, 2013 to December 31, 2024. Link Net agreed to pay the Company the amount of US$20,300 (equivalent to Rp196,464) for the right to use one pair of fiber optics (from the total capacity of fiber optics of 4 pairs of JAKABARE submarine cable). The payment was made in a series of installments, with the last one occurring on October 30, 2013.

Accordingly, for the year ended December 31, 2013, the Company derecognized a portion of its submarine cable network asset with a carrying value of Rp141,223 and recognized the gain from the above outright sale of Rp55,241.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the goodwill and other intangible assets account are as follows:

	Non-integrated Software	Other Intangible Assets	Goodwill	Total
Cost:
At January 1, 2011	275,629	597,448	2,944,362	3,817,439
Additions	10,340	112	—	10,452

At December 31, 2011	285,969	597,560	2,944,362	3,827,891
Additions	23,055	18	—	23,073

At December 31, 2012	309,024	597,578	2,944,362	3,850,964
Additions	6,703	29	—	6,732

At December 31, 2013	315,727	597,607	2,944,362	3,857,696

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Non-integrated Software	Other Intangible Assets	Goodwill	Total
Accumulated Amortization:
At January 1, 2011	225,952	597,448	930,862	1,754,262
Amortization	17,607	51	—	17,658

At December 31, 2011	243,559	597,499	930,862	1,771,920
Amortization	16,210	9	—	16,219

At December 31, 2012	259,769	597,508	930,862	1,788,139
Amortization	17,830	10	—	17,840

At December 31, 2013	277,599	597,518	930,862	1,805,979

Net Book Value:
At January 1, 2011	49,677	—	2,013,500	2,063,177

At December 31, 2011	42,410	61	2,013,500	2,055,971

At December 31, 2012	49,255	70	2,013,500	2,062,825

At December 31, 2013	38,128	89	2,013,500	2,051,717

Other intangible assets consist of the following:

	Useful lives (years)	January 1, 2012			December 31, 2012			December 31, 2013
		Gross		Net	Gross		Net	Gross		Net
		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
Customer base:
Post-paid	5	154,220	154,220	—	154,220	154,220	—	154,220	154,220	—
Prepaid	6	73,128	73,128	—	73,128	73,128	—	73,128	73,128	—
Spectrum license	5	222,922	222,922	—	222,922	222,922	—	222,922	222,922	—
Brand	8	147,178	147,178	—	147,178	147,178	—	147,178	147,178	—
Patent	10	112	51	61	130	60	70	159	70	89

Total		597,560	597,499	61	597,578	597,508	70	597,607	597,518	89

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and LMD in 2010.

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indications of impairment. As of December 31, 2013, the market capitalization of the Company was above the book value of its net assets. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Key assumptions used in the FVLCTS calculation at December 31, 2013:

Discount rates—The Company has chosen to use the weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 13% and 14%.

Compounded Annual Growth Rate (“CAGR”)—The CAGR projection for the 5-year budget period of the cellular business unit’s revenue based on the market analysts’ forecast is between 4.8% and 6.4%.

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

Goodwill Sensitivity Analysis

The calculation of impairment testing of cellular business using FVLCTS is most sensitive to the following assumptions:

Revenue growth

•

The Company experienced delay in network modernization in third quarter of 2013 which, according to some research analysts, may impact the Company’s ability to compete with other mobile operators in the future. However, some analysts also believe that management can catch up to this delay.

•	Based on the research, analysts predict the Company’s CAGR revenue growth in the range of 1.8% to 9.5%.

•	For sensitivity purposes, the estimate used is + 7.0% from CAGR based assumption, resulting in revenue growth between -1.8% to 12.2%.

•	Based on the assumptions above, impairment will occur when:

-	WACC 13%—revenue growth is less than the estimated growth of 4.0%

-	WACC 14%—revenue growth declines more than 1.9%

EBITDA margin

•

The Company is predicted to have difficulty in maintaining its Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) margin, due to high competition in cellular business in addition to delay in network modernization.

•

Based on the research, after having considered the network modernization delay and heightened competition factor, analysts continue to predict that EBITDA margin of the Company is in the range of 44.6% to 46.7%.

•

For sensitivity purposes, the Company has incorporated both down side and upside impact. It is estimated that the EBITDA margin will be affected + 3.5% from base assumption, which is in the range of 42.4% to 48.2%.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	Based on the assumptions above, impairment will occur when:

-	WACC 13%—EBITDA margin decreases more than 2.2%

-	WACC 14%—EBITDA margin decreases more than 1.1%

Capex-to-Sales ratio

•	Management has addressed the network modernization factors in the first two years of the projection; therefore, the capex to sales ratio will slow down to normal growth.

•	For sensitivity purposes, it is estimated that the capex to sales ratio will increase/decrease + 5% from base assumption depending on the Company’s achievement during the projected years.

•	Based on the assumptions above, impairment will occur when:

-	WACC 13%—when capex to sales ratio increases more than 6.7%

-	WACC 14%—when capex to sales ratio increases more than 3.4%

Terminal growth rate

•	Analysts predict that terminal growth rate of Telecommunications, Media and Technology industry (“TMT”) is in the range of 2% to 3%.

•	For sensitivity purposes, the same estimate has been used.

•	Based on the assumptions above, impairment will occur when:

-	WACC 13%—terminal growth declines less than 0.73%

-	WACC 14%—terminal growth declines less than 1.78%

Discount rate

•

Due to recent macro economic conditions, such as increase in the budget deficit, actual inflation rate being more than targeted, weakening rupiah against U.S. dollar, and the upcoming general elections, there is elevated risk associated with Indonesian business.

•	For sensitivity purposes, it is estimated that the discount rate is in the range of 11% to 17%.

•	Based on the assumptions above, impairment will occur when discount rate is more than 16%.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

12. OTHER NON-CURRENT FINANCIAL ASSETS—NET

This account consists of the following:

	January 1, 2012	December 31,
		2012	2013
Other long-term investments	116,307	1,483,317	1,507,299
Less allowance for impairment	113,577	113,577	113,577

Net	2,730	1,369,740	1,393,722

Restricted cash and cash equivalents (including US$290 on January 1, 2012, US$140 on December 31, 2012 and US$121 on December 31, 2013)	50,826	83,232	94,874
Employee loans receivable	13,515	11,025	8,890
Others (including US$1,288 on January 1, 2012, US$1,010 on December 31, 2012 and US$1,317 on December 31,2013)	145,199	79,143	59,881

Sub-total	209,540	173,400	163,645

Total	212,270	1,543,140	1,557,367

Other long-term investments—net consist of the following:

a.	Investments in shares of stock classified as available for sale:

December 31, 2013	Location	Principal Activity	Ownership (%)	Cost	Unrealized Changes in Fair Value	Carrying Value
PT Tower Bersama Infrastructure Tbk (“Tower Bersama”) (Notes 29 and 37I)*	Indonesia	Telecommunication infrastructure service	5.00	977,292	413,700	1,390,992

December 31, 2012
Tower Bersama (Note 29)	Indonesia	Telecommunication infrastructure service	5.00	977,292	389,718	1,367,010

*	The Company received dividend income amounting to Rp14,390 from Tower Bersama on October 3, 2013.

On August 2, 2012, the Company received 5% ownership in Tower Bersama as part of its consideration for the sale-and-leaseback transaction of telecommunication towers (Note 29).

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	Investments in shares of stock accounted under the cost method:

January 1, 2012 and December 31, 2012	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation [previously ICO Global Communication (Holdings) Limited] **	United States of America	Satellite service	0.0067	49,977

Asean Cableship Pte. Ltd. (“ACPL”)***	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966

Total				116,208
Less allowance for impairment				113,577

Net				2,631

December 31, 2013
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation**	United States of America	Satellite service	0.0065	49,977
ACPL***	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966

Total				116,208
Less allowance for impairment				113,577

Net				2,631

**

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted from 0.0087% to 0.0068% since the Company did not exercise its right in relation to a right issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Furthermore, as of December 31, 2013, the Company’s ownership in Pendrell has been diluted to 0.0065%.

***

The Company received dividend income from its investment in ACPL totaling US$1,574 (equivalent to Rp13,790), Rp nil and US$3,573 (equivalent to 38,751) for the years ended December 31, 2011, 2012 and 2013, respectively.

The Company has provided allowance for impairment of its investments in shares of stock accounted under the cost method amounting to Rp113,577 as of January 1, 2012, December 31, 2012 and 2013, which the Company believes is adequate to cover impairment losses on the investments.

c.	Equity securities in BNI of Rp89 and Telkom of Rp10 are both classified as available for sale as of January 1, 2012, December 31, 2012 and 2013.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

13. OTHER NON-CURRENT ASSETS—NET

This account consists of the following:

		December 31,
	January 1, 2012	2012	2013
Investment in an associated company (i)	56,300	57,174	56,880
Less allowance for impairment	56,300	56,300	56,300

Net	—	874	580

Claims for tax refund
Corporate income tax
Current year (Note 16)	181,717	162,647	220,575
Previous years (ii)	333,217	248,708	230,379
VAT and others (iii)—net of allowance for tax adjustments of
Rp nil as of January 1, 2012 and December 31, 2012 and Rp159,908 as of December 31, 2013	351,909	339,796	424,640

	866,843	751,151	875,594

Others	5,593	2,473	65,032

Total	872,436	754,498	941,206

(i)	Investment in an associated company—accounted under the equity method

	Location	Principal Activity	Ownership %	Cost	Accumulated Equity in Undistributed Net loss	Carrying value
PT Citra Bakti Indonesia	Indonesia	Certified service company for chip-based ATM/debit card and related devices and infrastructure
2013			33.33	1,000	420	580
2012			33.33	1,000	126	874

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(ii)	The claims for tax refund with respect to corporate income tax relating to previous years are as follows:

Fiscal Year	January 1, 2012	December 31,
		2012	2013
I. Related to uncertain tax positions
a. Satelindo—2002	103,163	—	—
b. The Company—2009	65,570	65,570	65,570
c. The Company—2010	89,442	—	—
c. IMM—2010	75,042	—	—
d. The Company—2011	—	97,600	—
d. IMM—2011	—	85,538	—
II. Not related to uncertain tax positions
The Company—2012	—	—	132,316
IMM—2012	—	—	32,493

Total	333,217	248,708	230,379

a.	Satelindo’s 2002 corporate income tax

On June 25, 2012, the Company received the Decision Letter from the Tax Court which declined the Company’s appeal in October 2010 on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp103,163. The Company charged the related claim for tax refund amounting to Rp103,163 to the 2012 operations as part of “Income Tax Expense—Current” (Note 16).

b.	The Company’s 2009 corporate income tax

On April 21, 2011, the Company received an assessment letter on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2009 corporate income tax amounting to Rp29,272. The Company accepted a part of the corrections amounting to Rp836, which was charged to the 2011 operations (Note 16). On May 31, 2011, the Company received the tax refund of its claim for 2009 corporate income tax amounting to Rp23,695, which was offset against the VAT tax correction amount for the period January—December 2009. On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax amounting to Rp65,570. On June 29, 2012, the Company received the Decision Letter from the DGT which declined the Company’s objection. On September 21, 2012, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Tax Court on such appeal.

c.	The Company’s and IMM’s 2010 corporate income tax

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s 2010 corporate income tax amounting to Rp89,381. The Company accepted some of the corrections amounting to Rp61, which was charged to the 2012 operations (Note 16). On August 24, 2012, the Company received the tax refund of its claim for 2010 corporate income tax amounting to Rp89,381. Within

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

this SKPLB, the DGT also made a correction amounting to Rp101,978, which decreased the tax loss carried forward as of December 31, 2010. The Company accepted the correction amounting to Rp101,978.

On April 26, 2012, IMM received SKPLB from the DGT for IMM’s 2010 corporate income tax amounting to Rp68,657. IMM charged the unapproved 2010 claim for tax refund amounting to Rp6,422 to the 2012 operations as part of current income tax expense (Note 16). On the same date, IMM also received the assessment letter on tax underpayment (“SKPKBs”) for its 2010 income tax articles 21, 23 and 26 and VAT totaling Rp11,132 (including penalties and interest). On June 22, 2012, IMM received the refund of its claim for 2010 corporate income tax amounting to Rp57,525, net of the underpayment of its 2010 income tax articles 21, 23 and 26 and VAT.

d.	The Company’s and IMM’s 2011 corporate income tax

On June 26, 2013, the Company received SKPLB from the DGT for the Company’s 2011 corporate income tax amounting to Rp97,600. On August 14, 2013, the Company received this amount as tax refund from the DGT. Within this SKPLB, the Tax Office also made two corrections totaling Rp409,921, which decreased the tax loss carried forward as of December 31, 2011. On September 23, 2013, the Company submitted an objection letter to the Tax Office regarding these two corrections. However, on October 16, 2013, the Company submitted a letter to cancel the objection of one of the corrections amounting to Rp165,944. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Tax Office on the remaining objection to the correction amounting to Rp243,977.

On July 19, 2013, IMM received SKPLB from the DGT for IMM’s 2011 corporate income tax amounting to Rp90,812. On the same date, IMM also received SKPKBs for underpayment of its 2011 income tax articles 23 and 26 and VAT totaling Rp 3,184 (including penalties and interest). On September 6, 2013, IMM received the refund of its claim for 2011 corporate income tax amounting to Rp87,628, net of the above underpayment of its 2011 income tax articles 23 and 26 and VAT.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(iii)	The claims for tax refund with respect to VAT and others are as follows:

Fiscal Year	January 1, 2012	December 31,
		2012	2013
I. Related to uncertain tax positions
1a. The Company’s 2009 VAT	178,640	231,779	50,347
1b. The Company’s 2010 VAT	—	106,619	199,786
1c. The Company’s 2011 VAT	—	—	131,091
1d. The Company’s 2012 VAT	—	—	148,161
2. The Company’s 2005 income tax article 23	1,398	1,398	1,398
3. The Company’s 2008 and 2009 income tax article 26* (Note 7)	80,018	—	—
4. Satelindo’s 2002 and 2003 income tax article 26* (Note 7)	91,853	—	—
Allowance for tax adjustments	—	—	(159,908)
Net	351,909	339,796	370,875
II. Not related to uncertain tax positions
The Company’s restitution of VAT 2011 and 2012	—	—	53,765

Total	351,909	339,796	424,640

*	In 2012, the claims for tax refund from the Company’s 2008 and 2009 income tax article 26 and Satelindo’s 2002 and 2003 income tax article 26 were reclassified to “Other Current Assets” (Note 7).

1.	The Company’s 2009, 2010, 2011 and 2012 VAT

a.

On April 21, 2011, the Company received SKPKBs from the DGT for the Company’s VAT for the period January—December 2009 totaling Rp182,800 (including penalties), which was paid on July 15, 2011. The Company accepted a part of the corrections amounting to Rp4,160 which was charged to the 2011 operations. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January—December 2009. On June 4, 2012, the Company received the decision letter from the DGT that declined the Company’s objection and, based on its audit, the DGT charged the Company additional underpayment for the period January, March, April, June, August—December 2009 totaling Rp57,166 and overpayment for the period February, May and July 2009 totaling Rp4,027. On July 4, 2012, the Company paid the additional underpayment amounting to Rp57,166. On August 24 and 31, 2012, the Company received the overpayment totaling Rp4,027. On September 3, 2012, the Company submitted an appeal letter to the Tax Court regarding the remaining correction on the Company’s VAT for the period January—December 2009 amounting to Rp231,779.

On February 12, 19 and 20, 2014, the Company received the Tax Court’s Decision Letters for the VAT periods “January—June 2009”, “July—August, October—December 2009” and “September 2009”, respectively, which accepted the Company’s appeal. However, it also charged for separate VAT underpayment totaling Rp180,930 for the same period. The Company accepted the correction made by the Tax Court and charged it to the 2013 operations. During April 15–23, 2014, the Company has received the restitution.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s VAT for the period March 2010 amounting to Rp28,545, which was lower than the original amount recognized by the Company in its 2012 financial statements, and SKPKBs for the Company’s VAT for the period January, February and April—December 2010 totaling Rp98,011 (including penalties). On August 2, 2012, the Company paid the underpayment amounting to Rp98,011. On August 24, 2012, the Company received the overpayment amounting to Rp28,545 from the DGT. On October 1 and 2, 2012, the Company submitted objection letters to the Tax Office regarding SKPLB and SKPKBs on the Company’s VAT for the period January—December 2010 totaling Rp106,619. On September 17 and 26, 2013, the Company received the decision letter from the DGT which charged the Company for additional underpayment for the period January—December 2010 totaling Rp93,167, which was paid on October 16 and 25, 2013. On December 10, 2013, the Company submitted an appeal letter to the Tax Court with respect to the correction of the Company’s VAT for the period January—December 2010 totaling Rp171,241. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Tax Court on such appeal.

c.

On June 26, 2013, the Company received SKPKB from the DGT for the Company’s VAT for the period January—December 2011 totaling Rp133,160 (including penalties), which was paid on July 24, 2013. The Company accepted a part of the corrections on VAT totaling Rp2,069, which were charged to the 2013 current operations. On September 23, 2013, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January—December 2011. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Tax Office on such objection.

d.

On September 4, 2013, the Company received SKPKBs from the DGT for the Company’s VAT for the period January—December 2012 totaling Rp148,161 (including penalties), which was paid on October 3, 2013. On November 29, 2013, the Company submitted objection letters to the Tax Office with respect to the Company’s VAT for the period January—December 2012 totaling Rp148,161. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Tax Office on such objection.

Based on the Company’s assessment on the above-mentioned uncertain VAT positions as of December 31, 2013, the Company wrote off a part of the claims for tax refund amounting to Rp181,432, provided an allowance for adjustments on the claims for tax refund amounting to Rp159,908, and provided a provision for VAT amounting to Rp125,486, all of which have been recorded in the 2013 consolidated financial statements.

14. SHORT-TERM LOAN

The balance of this account amounting to Rp1,499,256, Rp299,529 and Rp1,499,849 (net of unamortized loan issuance cost of Rp744, Rp471 and Rp151, respectively) as of January 1, 2012, December 31, 2012 and 2013, respectively, represents unsecured facility drawdowns from Mandiri, a related party (Note 31).

On June 21, 2011, the Company entered into a Revolving Time Loan Facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to finance the Company’s operational working capital, capital

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

Subsequently, on December 5, 2011, the Company entered into an amendment of this agreement to cover the increase of the facility amount up to Rp1,500,000 and the change of the interest rate to 1-month JIBOR plus 1.25% per annum. On July 12, 2013, the interest rate was changed to 1-month JIBOR plus 1.75% per annum (Note 37f).

On August 2 and December 14, 2011; March 28, June 21 and December 12 and 26, 2012; April 5, June 4 and July 24, 2013, the Company made several drawdowns from this loan facility totaling Rp3,500,000.

On February 2, May 14, June 29, July 5, August 2, 2012 and January 15, 2013, the Company repaid the drawdowns previously made totaling Rp2,000,000.

Voluntary early repayment is permitted subject to 3 days’ prior written notice. The Company may early repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of January 1, 2012, December 31, 2012 and 2013, the Company has complied with all the financial ratios required to be maintained under the loan agreement.

The amortization of the loan issuance cost for the years ended December 31, 2011, 2012 and 2013 amounted to Rp1,656, Rp321 and Rp320, respectively (Note 28).

15. PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

	January 1, 2012	December 31,
		2012	2013
Related parties (Note 31) (including US$114 on January 1, 2012, US$78 on December 31, 2012 and US$42 on December 31, 2013)	36,073	43,783	43,988
Third parties (including US$220,674 on January 1, 2012, US$141,024 on December 31, 2012 and US$81,178 on December 31, 2013)	3,439,789	2,694,067	3,020,299

Total	3,475,862	2,737,850	3,064,287

The billed amount of procurement payable amounted to Rp555,065, Rp531,799 and Rp801,308 as of January 1, 2012, December 31, 2012 and 2013, respectively. The unbilled amount of procurement payable amounted to Rp2,920,797, Rp2,206,051 and Rp2,262,979 as of January 1, 2012, December 31, 2012 and 2013, respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXATION

a.	Taxes payable

This account consists of the following:

	January 1, 2012	December 31,
		2012	2013
Income tax article 25	14,964	7,888	9,139
Estimated corporate income tax payable, less tax prepayments of Rp106,847 on January 1, 2012, Rp97,715 on December 31, 2012 and Rp114,123 on December 31, 2013	13,330	26,137	6,198

Total	28,294	34,025	15,337

The computation of the estimated income tax payable / claim for tax refund is as follows:

	January 1, 2012	December 31,
		2012	2013
Income tax expense (benefit)—current, at statutory tax rates
Company
Tax expense from tax correction from previous year	836	103,224	—
Subsidiaries
Income tax expense—current	120,177	123,852	120,321
Tax expense (benefit) from tax correction from previous year	1,829	7,353	(2,165)

Income tax expense—current—net	122,842	234,429	118,156

Prepayments of income tax of the Company	95,210	129,086	219,867
Prepayments of income tax of Subsidiaries	193,354	131,276	114,831

Total prepayments of income tax	288,564	260,362	334,698

Estimated income tax payable
Subsidiaries	13,330	26,137	6,198

Net	168,387	136,510	214,377

Presented in consolidated statement of financial position as:
Claim for tax refund—part of “Other Non-current Assets” (Note 13)
The Company	95,210	129,086	219,867
Subsidiaries	86,507	33,561	708

Total	181,717	162,647	220,575

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

b.	Income tax expense (benefit)—net

The components of the income tax expense (benefit)—net for the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011 (Restated)	2012 (Restated)	2013
Income tax expense (benefit)—current, at statutory tax rates
Company
Tax expense from tax correction from previous year	836	103,224	—
Subsidiaries
Income tax expense—current	120,177	123,852	120,321
Tax expense (benefit) from tax correction from previous year	1,829	7,353	(2,165)

Income tax expense—current—net	122,842	234,429	118,156

Income tax expense (benefit)—deferred—effect of temporary differences at enacted maximum tax rates (25% in 2011, 2012 and 2013)
Company
Equity in net income of investees	53,215	49,409	45,783
Amortization of goodwill and other intangible assets	43,333	37,629	32,249
Adjustment due to tax audit and others	—	824	14,018
Gain on outright sale of assets being leased	—	—	13,810
Write-off of accounts receivable (provision for impairment of receivables)—net	(6,877)	(12,496)	11,429
Loss (gain) on sale of property and equipment—net	(54,348)	(31,149)	10,391
Write-off of short-term investment (Note 6)	—	—	6,349
Amortization of debt and bonds issuance costs, consent solicitation fees and discount (Notes 18 and 19)	(3,670)	(6,310)	4,112
Depreciation—net	307,104	(214,121)	(658,123)
Charges from leasing transaction	(12,298)	(33,733)	(170,159)
Utilization of tax losses carry-forward (tax loss)	(66,731)	93,925	(45,392)
Accrual of employee benefits—net	28,919	(41,635)	(31,138)
Provision for termination, gratuity and compensation benefits of employees—net	(232)	(11,981)	(8,061)
Net periodic pension cost	3,847	560	(4,612)
Amortization of long-term prepaid licenses	3,314	(858)	(4,069)
Reversal of deferred tax liabilities from tower sale transactions	—	(91,938)	—
Others	(213)	(7,594)	(21,408)

Net	295,363	(269,468)	(804,821)
Deferred income tax benefit—net resulting from reversal of deferred tax liabilities (DTL) on investments in IMM, ISPL and IPBV	(109,497)	—	—

Net	185,866	(269,468)	(804,821)
Subsidiaries
Depreciation—net	(11,934)	5,700	9,043
Net periodic pension cost	1,091	1,532	1,792
Write-off of accounts receivable (provision for impairment of receivables)—net	(3,601)	4,989	1,599
Accrued expenses	(3,034)	1,270	(5,887)
Others	(249)	1,031	11,454

Net	(17,727)	14,522	18,001

Net income tax expense (benefit)—deferred	168,139	(254,946)	(786,820)

Income tax benefit (expense)—net	(290,981)	20,517	668,664

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The reconciliation between the income tax expense (benefit) calculated by applying the applicable tax rate of 25% to the profit (loss) before income tax and the income tax expense (benefit)—net as shown in the consolidated statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011 (Restated)	2012 (Restated)	2013
Profit (loss) before income tax	1,408,391	469,224	(3,351,311)

Income tax expense (benefit) at the applicable tax rate of 25%	352,098	117,306	(837,828)
Company’s equity in Subsidiaries’ profit before income tax and reversal of inter-company consolidation eliminations	43,802	59,426	64,629
Tax effect on permanent differences
Tax expenses	2,872	3,419	75,472
Assessment for income taxes and VAT (including penalties)	3,300	2,940	46,988
Employee benefits	18,501	21,070	27,934
Unrecognized deferred tax asset on current tax loss	—	13,278	7,011
Donation	9,116	6,037	5,783
Representation and entertainment	2,218	1,679	3,305
Amortization of landrights	2,788	2,797	2,811
Interest income already subject to final tax	(21,162)	(28,362)	(26,632)
Amortization of deferred gain on tower sale—net already subjected to final tax (Note 29)	—	—	(26,447)
5% final tax on sale of tower	—	46,335	—
Transaction cost for tower sale subjected to final tax	—	14,112	—
Gain on tower sale—net already subject to final tax (Note 29)	—	(387,928)	—
Others	(25,633)	538	(23,565)
Utilization of tax losses carryforward	—	—	(5,179)
Adjustment due to tax audit and others	9,913	(3,741)	19,219
Tax expense (benefit) from tax correction from previous year	2,665	7,414	(2,165)
Tax expense from tax correction on Satelindo’s corporate income tax for fiscal year 2002	—	103,163	—
Deferred income tax benefit from the reversal of DTL on investments in IMM, ISPL and IPBV	(109,497)	—	—

Income tax expense (benefit)—net per consolidated statements of comprehensive income	290,981	(20,517)	(668,664)

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

c.	Deferred tax assets and liabilities

The tax effects of significant temporary differences between financial and tax reporting of the Company are as follows:

	January 1, 2012 (Restated)	December 31,
		2012 (Restated)	2013
Deferred tax assets
Accrual of employee benefits—net	259,630	376,141	226,423
Charges from leasing transaction	18,823	52,556	222,715
Tax losses carried-forward	352,246	216,784	195,842
Allowance for impairment of accounts receivable	125,073	137,568	126,139
Allowance for impairment of investment in associated company and other long-term investment	42,469	42,469	42,469
Pension cost	20,458	27,902	2,093
Allowance for impairment of short-term investment	6,349	6,349	—
Others	2,145	500	4,093

Total	827,193	860,269	819,774

Deferred tax liabilities
Property and equipment	2,499,936	2,122,016	1,435,778
Goodwill and other intangible assets	205,285	242,914	275,162
Investments in subsidiaries	161,112	199,859	227,828
Long-term prepaid licenses	16,876	16,018	11,949
Deferred debt and bonds issuance costs, consent solicitation fees and discount	6,856	547	4,659
Difference in transactions of equity changes in associated company	1,460	1,460	1,460
Others	659	463	—

Total	2,892,184	2,583,277	1,956,836

Deferred tax liabilities—net	2,064,991	1,723,008	1,137,062

The breakdown by entity of the deferred tax assets and liabilities for the Group are:

	January 1, 2012 (Restated)		December 31, 2012 (Restated)		December 31, 2013
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Company	—	2,064,991	—	1,723,008	—	1,137,062
Subsidiaries
Lintasarta	85,966	—	90,984	—	85,020
IMM	34,633	—	23,320	—	16,833
APE	—	5,165	—	5,438	—	17,958
ISP	—	1,027	—	780	—	426
SMT	—	—	—	—	—	—
LMD	—	—	—	—	—	—

Total	120,599	2,071,183	114,304	1,729,226	101,853	1,155,446

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference with respect to the recognition of depreciation of property and equipment.

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

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, investments in subsidiaries, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

Prior to 2011, the Company provided for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investments in subsidiaries as the Company believed that it was probable the investments for certain subsidiaries would be recovered through the sale of the shares which is a taxable transaction, and for certain subsidiaries the differences would be deductible from ordinary income as a result of a merger. In 2011, the Company re-evaluated its investment strategy including the accounting treatment on the recognition of deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in investments in subsidiaries and the evaluation of “foreseeable future” and the “more likely than not” judgments. Based on the Company’s evaluation, the deferred tax liabilities are not recognized for temporary differences between the tax and book bases in investments in certain subsidiaries (IMM, ISPL and IPBV) since the Company believes the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future. Hence, the balance of the deferred tax liabilities on the taxable temporary differences on the investments in IMM, ISPL and IPBV as of January 1, 2011 totaling Rp109,497 was reversed with a credit to current deferred income tax benefit.

As of January 1, 2012/December 31, 2011, December 31, 2012 and 2013, the aggregate amounts of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized were Rp390,256, Rp406,962 and Rp451,447, respectively.

Realization of the deferred tax assets is dependent upon the Company and subsidiaries’ capability in generating future profitable operations. Although realization is not assured, the Company and subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of the deferred tax assets is considered realizable; however, it could be reduced if actual future taxable income is lower than estimates.

SMT did not recognize deferred tax asset on the tax losses carried-forward as it is not probable that taxable income will be available against which the tax losses carried-forward can be utilized. If SMT was able to recognize all unrecognized deferred tax assets, the profit would increase by Rp43,149.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The tax losses carried-forward of SMT and the Company as of December 31, 2013 can be carried forward through to 2018 based on the following schedule:

Year of Expiration	SMT	The Company	Total
2014	43,353	—	43,353
2015	46,041	500,819	546,860
2016	22,771	100,980	123,751
2017	32,390	—	32,390
2018	28,044	181,567	209,611

Total	172,599	783,366	955,965

d.	Tax assessment and administration

On November 28, 2012, the Company received SKPKBs from the DGT for the Company’s 2009 income tax articles 21, 22, 23, 26 and 4(2) totaling Rp4,829 (including penalties), which were charged to the 2012 operations as part of “Expenses—Others—Net”.

On June 26, 2013, the Company received SKPKBs from the DGT for the Company’s 2011 income tax articles 21, 26 and 4 (2) totaling Rp4,171 (include penalties), which were charged to the 2013 operations as part of “Expenses—Others—Net”.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual annual corporate income tax return on the basis of self-assessment. Under the prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, this period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

On November 25, 2013, the Company submitted to the Tax Office a revised 2012 annual corporate income tax return after considering the result of tax audit on 2011 corporate income tax, which increased the estimated taxable income for the year ended December 31, 2012 and decreased the accumulated tax losses carried-forward as of December 31, 2012 by Rp163,561.

The tax audits on the Company’s corporate income tax have been completed for all fiscal years prior to 2012.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

17. ACCRUED EXPENSES

This account consists of the following:

		December 31,
	January 1, 2012 (Restated)	2012 (Restated)	2013
Employee benefits (Notes 22, 30c4 and 30d4)	180,441	200,033	359,745
Interest	319,880	331,101	344,019
Network repairs and maintenance	288,731	229,921	233,392
Internet circuit	55,593	60,646	176,519
Marketing	214,907	235,957	165,008
Dealer incentives (Note 2f5.1)	82,615	170,115	146,355
Rental	59,929	95,200	107,898
Utilities	58,609	87,669	103,590
Radio frequency fee	283,588	214,653	95,109
Universal Service Obligation (“USO”)	59,716	92,916	92,711
Blackberry access fee	79,627	48,666	84,914
Consultancy fees	35,309	44,331	63,716
Concession fee	39,507	41,277	30,667
General and administration	31,119	34,772	27,392
Others (each below Rp20,000)	106,042	74,028	76,432

Total	1,895,613	1,961,285	2,107,467

18. LOANS PAYABLE

This account consists of the following:

		December 31,
	January 1, 2012	2012	2013
Third parties—net *	8,727,473	6,373,040	6,788,634
Related party (Note 31)
Mandiri—net **	998,843	—	—

Total loans payable	9,726,316	6,373,040	6,788,634

Less current maturities—net ***
Third parties	2,301,694	2,669,218	2,443,367
Related party	998,843	—	—

Total current maturities	3,300,537	2,669,218	2,443,367

Long-term portion
Third parties	6,425,779	3,703,822	4,345,267

	6,425,779	3,703,822	4,345,267

*

net of unamortized debt issuance cost and consent solicitation fee of Rp146,511 as of January 1, 2012, Rp111,333 as of December 31, 2012, and Rp80,364 as of December 31, 2013; and unamortized debt discount of Rp11,891 as of January 1, 2012 and Rp3,682 as of December 31, 2012

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

**	net of unamortized debt issuance cost and consent solicitation fee of Rp1,157 on January 1, 2012
***	net of unamortized debt issuance cost and consent solicitation fees of Rp2,295 as of January 1, 2012, Rp6,415 as of December 31, 2012 and Rp41 as of December 31, 2013.

The loans from third parties consist of the following:

		December 31,
	January 1, 2012	2012	2013
AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Exportkreditnamnden (“EKN”)—net of unamortized debt issuance cost of Rp26,434 in 2011, Rp21,351 in 2012 and Rp12,887 in 2013	2,127,216	1,840,124	1,784,991
BCA Revolving Time Loan—net of unamortized debt issuance cost of Rp736 in 2011, Rp413 in 2012 and Rp41 in 2013	1,499,264	999,587	1,499,959
HSBC France—net of unamortized debt issuance cost and consent solicitation fee of Rp104,536 in 2011, Rp84,315 in 2012 and Rp63,235 in 2013	1,356,403	1,278,872	1,409,586
BCA Investment Credit Facility—net of unamortized debt issuance cost of Rp1,558	—	—	998,442
Bank Sumitomo Mitsui Indonesia (“BSMI”) Revolving Time Loan—net of unamortized debt issuance cost of Rp971 in 2012 and Rp645 in 2013	—	99,029	649,355
PT Indonesia Infrastructure Finance and PT Sarana Multi Infrastruktur (“IIF & SMI”) Revolving Time Loan—net of unamortized debt issuance cost of Rp1,096	—	—	298,904
9-Year Commercial Loan—net of unamortized debt issuance cost and consent solicitation fee of Rp2,046 in 2011, Rp1,550 in 2012 and Rp902 in 2013	181,834	155,318	147,397
Syndicated U.S. Dollar Loan Facility—net of unamortized debt issuance cost and consent solicitation fee of Rp11,621 in 2011 and Rp2,733 in 2012	2,069,484	1,520,292	—
Goldman Sachs International (“GSI”)
Principal, net of unamortized debt discount of Rp11,891 in 2011 and Rp3,682 in 2012	422,409	479,818	—
Foreign Exchange (FX) Conversion Option—net of credit risk adjustment	49,518	—	—
BCA—net of unamortized debt issuance cost and consent solicitation fee of Rp1,138	998,862	—	—
Investment Credit Facility 6 from CIMB Niaga	22,483	—	—

Total	8,727,473	6,373,040	6,788,634
Less current maturities (net of unamortized debt issuance costs and consent solicitation fees totaling Rp2,295 in 2011, Rp6,415 in 2012 and Rp41 in 2013)	2,301,694	2,669,218	2,443,367

Long-term portion	6,425,779	3,703,822	4,345,267

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The details of the loans from a related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks on Repayment and Others
a. Mandiri*	• 5-year unsecured credit facility 1 • Loan drawdowns were paid annually	September 18, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: average 3-month JIBOR + 1.5% p.a. • Paid quarterly

•    Without penalty if the repayment was made after the 24th month after the agreement date subject to 7 days’ prior written notice

•    With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

•    On June 21, 2012, the Company obtained the consent letter from Mandiri for the sale of asset transaction (Note 29).

•    In September 2012, this loan was fully repaid.

b. SEK Sweden with Guarantee from EKN	• Credit facilities consisting of Facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively • Loan drawdowns are payable semi-annually	May 31, 2016 for Facility A, February 28, 2017 for Facility B and November 30, 2017 for Facility C	US$315,000

•    Facility A: Margin of 0.25% London Inter-Bank Offered Rate (“LIBOR”), SEK Funding Cost of 1.05% and EKN Premium Margin of 1.57%

•    Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

•    Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.59%

•    Payable semi-annually.

•    Permitted only in proportionate amount for each of Facilities A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written Notice

•    In minimum amount of US$5,000 and in an amount divisible by US$500

•    Any repayment shall satisfy the obligation of loan repayment in inverse chronological order

•    On June 18, 2012, the Company amended its credit facility agreement with HSBC Bank Plc, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 29).

*	related party (Note 31)

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks on Repayment and Others
c. BCA

•      Revolving time loan with maximum amount of Rp1,000,000

•      Each drawdown matures 1 month from the drawdown date. Subsequently, on August 9, 2011, the Company obtained an approval from BCA to amend the maturity date of each drawdown to become at the latest on February 10, 2014.

•      On December 1, 2011, the facility amount was increased to Rp1,500,000 and the interest rate was changed.

		February 10, 2014 (Note 37j)	Rp1,500,000

•      JIBOR + 1.4% p.a. However, starting December 1, 2011, JIBOR + 1.25% p.a., starting July 26, 2013, JIBOR + 1.5% p.a., starting August 26, 2013,JIBOR+ 1.75% p.a., starting December 26, 2013, JIBOR +2.00% p.a.

•      Payable monthly (Note 37g)

•      Permitted subject to 1 day prior written notice, the Company may repay the whole or any part of the loan.

•      On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 29).

•      On December 19, 2012, the Company amended its credit facility agreement with BCA. The amendment included changes in definition of certain terms related to sale of asset transaction (Note 29).

d. HSBC France	• 12 year - COFACE term facility • Payable in twenty semi-annual Installments	September 30, 2019	US$157,243	• 5.69% p.a. • Payable semi-annually

•      Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•      In minimum amount of US$10,000 and in an amount divisible by US$1,000

•      Any repayment shall satisfy the obligation of loan repayment in inverse chronological order

•      On June 18, 2012, the Company amended its COFACE credit facility agreement with HSBC France, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 29).

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks on Repayment and Others
d. HSBC France (continued)	• 12 year - SINOSURE term Facility • Payable in twenty semi-annual Installments	September 30, 2019	US$44,200	• USD LIBOR + 0.35% p.a. • Payable semi-annually

•      Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

•      In minimum amount of US$10,000 and in an amount divisible by US$1,000

•      Any repayment shall satisfy the obligation of loan repayment in inverse chronological order

•      On July 23, 2012, the Company amended its SINOSURE credit facility agreement with HSBC France, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transaction (Notes 29).

e. BCA	• 5 year - investment credit facility • Payable annually	December 12, 2018	Rp1,000,000	• 8.7% p.a. However, starting August 26, 2013, 9.00% p.a., starting September 26, 2013, 9.25% p.a., starting December 26, 2013, 9.50% p.a. (Note 37g) • Payable quarterly	• The Company may repay the whole or any part of the loan without penalty if the repayment is made on interest payment date and subject to 5 days prior written notice

f. BSMI	• Revolving time loan with maximum amount of Rp650,000 • Each drawdown matures at the maximum of 36 months from the Drawdown date, but not exceeding December 31, 2015.	December 31, 2015	Rp650,000	• JIBOR + 1.25% p.a. • Payable monthly quarterly or semi-annually	• Permitted subject to 5 days’ prior written notice, the Company may repay the whole or any part of the loan.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks on Repayment and Others
g. IIF & SMI	• Syndicated revolving time loan with maximum amount of Rp750,000 • Each drawdown matures at the maximum of 36 months from the drawdown date, but not exceeding October 18, 2016	October 18, 2016	Rp750,000	• JIBOR + 2.25% p.a. • Payable quarterly or semi-annually (Note 37a)	• Permitted subject to 5 days’ prior written notice, the Company may repay the whole or any part of the loan.

h. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited Jakarta Branch

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

•      Permitted only on each repayment date after the first repayment date subject to 30 days’ prior written notice

•      In minimum amount of US$5,000 and in an amount divisible by US$1,000

•      Any prepayment shall satisfy the obligation of loan repayment proportionately.

•      On June 20, 2012, the Company amended its credit facility agreement with HSBC Ltd, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transaction (Note 29).

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks on Repayment and Others
i. Syndicated U.S. Dollar Loan Facility—12 Financial Institutions**	• 5-year unsecured credit facility • Loan drawdowns were paid semi-annually	June 12, 2013	US$450,000	• USD LIBOR + 1.90% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (offshore lenders) • Paid semi-annually

•    Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

•    On June 19, 2012, the Company amended its credit facility agreement with PT Bank DBS Indonesia, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transaction (Note 29).

•    In June 2013, this loan was fully repaid

j. GSI***

•    Investment loan Provided an “FX Conversion Option” for GSI to convert the loan payable into U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”)

•    Fair value of FX Conversion Option as of December 31, 2011 and 2010 amounting to US$5,460.78 (equivalent to Rp49,518) and US$6,072.20 (equivalent to Rp54,595), respectively (Note 20)

		May 30, 2013	US$50,000	• 8.75% p.a. • Paid quarterly • If GSI took FX Conversion Option, starting May 30, 2012, the loan would bear interest at the fixed annual rate of 6.45% applied on the fixed US$50,000 principal

•    Certain changes affecting withholding taxes in the United Kingdom or Indonesia.

•    Default under Guaranteed Notes due 2012.

•    Default under the Company’s USD Notes and IDR Bonds.

•    Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there were no USD Indosat Notes outstanding upon such redemption, purchase or cancellation.

•    Change of control in the Company.

•    In May 2013, this loan was fully repaid.

**

On October 14, 2011, PT Bank UOB Indonesia (one of lenders under the Syndicated U.S. Dollar Loan Facility) transferred its portion of the loan to UOB Limited (another lender under the Syndicated U.S. Dollar Loan Facility), hence the number of lenders became 12.

***

On May 30, 2012, GSI exercised the FX conversion option to convert the loan into U.S. dollar loan of US$50,000. The Company earned gain from the conversion amounting to Rp5,319 which was credited to Gain on Change in Fair Value of Derivatives—Net.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks on Repayment and Others
k. BCA	• 5-year unsecured credit facility 1 • Loan drawdowns paid annually	September 27, 2012	Rp2,000,000	• Year 1: 9.75% p.a. • Year 2: 10.5% p.a. • Years 3-5: 3-month JIBOR + 1.5% p.a. • Paid quarterly

•     Without penalty if the repayment was made after the 24th month after the agreement date subject to 7 days’ prior written notice

•     With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

•     On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 29)

•     In September 2012, this loan was fully repaid

l. CIMB Niaga	• Investment credit facility 6 obtained by Lintasarta • Paid quarterly	August 24, 2012	Rp75,000	• 14.5% p.a subject to review by CIMB Niaga depending on the market condition • Paid quarterly

•     Permitted only on interest payment date subject to 15 days’ prior written notice, Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

•     The loan was collateralized by all equipment (Note 8) purchased from the proceeds of credit facility.

•     In April 2012, this loan was fully repaid.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The future scheduled principal payments of all the loans payable as of December 31, 2013 are as follows:

	Twelve months ending December 31,
	2014	2015	2016	2017	2018 and thereafter	Total
In rupiah
BCA—revolving time loan	1,500,000	—	—	—	—	1,500,000
BCA—investment credit facility	100,000	100,000	150,000	150,000	500,000	1,000,000
BSMI—revolving time loan	—	650,000	—	—	—	650,000
IIF & SMI—revolving time loan	—	—	300,000	—	—	300,000

Sub-total	1,600,000	750,000	450,000	150,000	500,000	3,450,000

In U.S. dollar
SEK, Sweden (US$147,500)	548,505	548,505	461,441	239,427	—	1,797,878
HSBC France (US$120,832.02)	245,470	245,470	245,470	245,470	490,941	1,472,821
9-Year Commercial Facility (US$12,166.65)	49,433	49,433	49,433	—	—	148,299

Sub-total	843,408	843,408	756,344	484,897	490,941	3,418,998

Total	2,443,408	1,593,408	1,206,344	634,897	990,941	6,868,998

Less:
—unamortized debt issuance costs and consent solicitation fees						(80,364)

Net						6,788,634

All loans are neither collateralized by any specific Group assets nor guaranteed by other parties, except for the assets that have been specifically used as security in Note 18l.

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the years ended December 31, 2011, 2012 and 2013 amounted to Rp63,731, Rp65,269 and Rp37,403, respectively (Note 28).

As of January 1, 2012, December 31, 2012 and 2013, the Group has complied with all financial ratios required to be maintained under the loan agreements.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19. BONDS PAYABLE

This account consists of the following:

		January 1, 2012	December 31,
			2012	2013
a)	Guaranteed Notes Due 2020—net of unamortized notes issuance cost of Rp58,420 in 2011, Rp73,454 in 2012 and Rp64,407 in 2013, and discount of Rp26,208 in 2011, Rp23,154 in 2012 and Rp20,100 in 2013	5,809,572	6,188,892	7,838,343
b)	Eighth Indosat Bonds in Year 2012 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp8,478 in 2012 and Rp7,696 in 2013	—	2,691,522	2,692,304
c)	Fifth Indosat Bonds in Year 2007 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp9,102 in 2011, Rp7,061 in 2012 and Rp4,657 in 2013	2,590,898	2,592,939	2,595,343
d)	Seventh Indosat Bonds in Year 2009 with Fixed Rates—net of unamortized bonds issuance cost of Rp4,442 in 2011, Rp3,454 in 2012 and Rp2,292 in 2013	1,295,558	1,296,546	1,297,708
e)	Indosat Sukuk Ijarah II in Year 2007—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,124 in 2011, Rp698 in 2012 and Rp214 in 2013	398,876	399,302	399,786
f)	Sixth Indosat Bonds in Year 2008 with Fixed Rates—net of unamortized bonds issuance cost and consent solicitation fees of Rp3,603 in 2011, Rp1,609 in 2012 and Rp673 in 2013	1,076,397	1,078,391	319,327
g)	Indosat Sukuk Ijarah V in Year 2012—net of unamortized bonds issuance cost and consent solicitation fees of Rp930 in 2012 and Rp818 in 2013	—	299,070	299,182
h)	Indosat Sukuk Ijarah IV in Year 2009—net of unamortized bonds issuance cost of Rp754 in 2011, Rp627 in 2012 and Rp476 in 2013	199,246	199,373	199,524
i)	Indosat Sukuk Ijarah III in Year 2008—net of unamortized bonds issuance cost and consent solicitation fees of Rp1,545 in 2011 and Rp353 in 2012	568,455	569,647	—
j)	Second Indosat Bonds in Year 2002 with Fixed and Floating Rates—net of unamortized consent solicitation fees of Rp649	199,351	—	—
k)	Limited Bonds II issued by Lintasarta*	25,000	—	—
l)	Limited Bonds I issued by Lintasarta**	16,989	—	—

Total bonds payable		12,180,342	15,315,682	15,641,517
Less current maturities (net of unamortized bonds issuance cost and consent solicitation fees totaling Rp825 in 2012 and Rp1,690 in 2013)		41,989	1,329,175	2,356,310

Long-term portion		12,138,353	13,986,507	13,285,207

*	After elimination of Limited Bonds II amounting to Rp35,000 issued to the Company on January 1, 2012. Lintasarta made early repayment of such amount on December 29, 2011.
**	After elimination of Limited Bonds I amounting to Rp9,564 issued to the Company on January 1, 2012. Lintasarta made early repayment of such amount on December 29, 2011.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

•      Based on latest rating reports (released in November, August and June 2013, the notes have BB+ (watch positive), Ba1 (stable outlook) and BBB (stable outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s”) and Fitch Ratings (“Fitch”), respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

•     Based on the latest rating report released in March 2013, the bonds have idAA+ rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

• Series B	Rp1,500,000	• 8.875% p.a. • Payable quarterly	June 27, 2022

c. Fifth Indosat Bonds in Year 2007

• Series A	Rp1,230,000	• 10.20% p.a. • Payable quarterly	May 29, 2014

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•     Based on the latest rating report released in March 2013, the bonds have idAA+ rating from Pefindo.

• Series B	Rp1,370,000	• 10.65% p.a. • Payable quarterly	May 29, 2017

d. Seventh Indosat Bonds in Year 2009

• Series A	Rp700,000	• 11.25% p.a. • Payable quarterly	December 8, 2014

•     The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•     Based on the latest rating report released in March 2013, the bonds have idAA+ rating from Pefindo.

• Series B	Rp600,000	• 11.75% p.a. • Payable quarterly	December 8, 2016

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks

e. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

•      The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price

•      Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) rating from Pefindo.

f. Sixth Indosat Bonds in Year 2008

• Series A	Rp760,000	• 10.25% p.a. • Paid quarterly	April 9, 2013

•      The Company had the option to buy back part or all of the bonds after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

•      Based on the latest rating report released in March 2013, the bonds have idAA+ rating from Pefindo.

•      On April 9, 2013, the Company paid the series A bonds in full.

• Series B	Rp320,000	• 10.80% p.a. • Payable quarterly	April 9, 2015

g. Indosat Sukuk Ijarah V in Year 2012 (“Sukuk Ijarah V”)	Rp300,000	• Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp25,875, payable on a quarterly basis starting September 27, 2012 up to June 27, 2019.	June 27, 2019

•      The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•      Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) rating from Pefindo.

h. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

• Series A	Rp28,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

•      The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•      Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) rating from Pefindo.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
• Series B	Rp172,000	• Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp20,210, paid on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016

i. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	• Bondholders were entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totaling Rp58,425, paid on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

•     The Company had the option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

•     Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) (stable outlook) rating from Pefindo.

•     On April 9, 2013, the Company paid the bonds in full.

j. Second Indosat Bonds in Year 2002—Series B	Rp200,000	• 16% p.a. • Paid quarterly	November 6, 2032

•     The Company had call option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder had sell option if the rating of the bonds decreased to idAA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

•     Based on the latest rating report released in June 2012, the bonds had idAA+ from Pefindo

•     On November 6, 2012, the Company exercised the right to redeem in full the remaining outstanding Second Indosat Bonds at 101% price

k. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009

•     Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.

•     Paid quarterly

			June 14, 2009 extended to June 14, 2012	• On February 29, 2012, Lintasarta paid these bonds in full.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Bond	Nominal Amount	Interest	Maturity	Remarks
l. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009

•     Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.

•     Paid quarterly

			June 2, 2009 extended to June 2, 2012	• On January 31, 2012, Lintasarta paid these bonds in full.

The future scheduled principal payments of all the bonds payable outstanding as of December 31, 2013 are as follows:

	Twelve months ending December 31,
	2014	2015	2016	2017	2018 and thereafter *	Total
In U.S. dollar
Guaranteed Notes Due 2020* (US$650,000)	—	—	—	—	7,922,850	7,922,850

In Rupiah
Eighth Indosat Bonds*	—	—	—	—	2,700,000	2,700,000
Fifth Indosat Bonds*	1,230,000	—	—	1,370,000	—	2,600,000
Seventh Indosat Bonds*	700,000	—	600,000	—	—	1,300,000
Sukuk Ijarah II*	400,000	—	—	—	—	400,000
Sixth Indosat Bonds*	—	320,000	—	—	—	320,000
Sukuk Ijarah V*	—	—	—	—	300,000	300,000
Sukuk Ijarah IV*	28,000	—	172,000	—	—	200,000

Sub-total	2,358,000	320,000	772,000	1,370,000	3,000,000	7,820,000

Total	2,358,000	320,000	772,000	1,370,000	10,922,850	15,742,850

Less:
—unamortized notes issuance cost						(64,407)
—unamortized notes discount						(20,100)
—unamortized bonds issuance cost and consent solicitation fees						(16,826)

Net						15,641,517

*	Refer to previous discussion on early repayment options for each bond/note.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

All bonds are neither collateralized by any specific Group assets nor guaranteed by other parties. All of the Group’s assets, except for the assets that were specifically used as security (Note 18l) in 2011 to its other creditors, are used as pari-passu security for all of the Group’s other liabilities including the bonds.

On June 5, 2012, the Company and IPBV entered into a supplemental indenture with Bank of New York Mellon, as a trustee, for the IPBV Guaranteed Notes Due 2020 based on the consent letter received on May 21, 2012 representing 93.21% of the notesholders. The supplemental indenture included the amendment of certain definitions under the previous Guaranteed Notes Due 2020 indentures and the approval for the sale of asset transaction (Note 29).

On June 8, 2012, the Company received the consent letter from BRI, as a trustee, for the Eighth Indosat Bonds, Seventh Indosat Bonds, Sixth Indosat Bonds, Fifth Indosat Bonds, Second Indosat Bonds and Sukuk Ijarah V, IV, III and II regarding the Company’s sale of asset transaction (Note 29).

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the years ended December 31, 2011, 2012 and 2013 amounted to Rp18,057, Rp23,288 and Rp18,485, respectively (Note 28).

As of January 1, 2012, December 31, 2012 and 2013, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

20. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of January 1, 2012, December 31, 2012 and 2013:

			Fair Value (Rp)
		Notional Amount (US$)	January 1, 2012		December 31, 2012		December 31, 2013
			Receivable	Payable	Receivable	Payable	Receivable	Payable
Cross Currency Swap Contracts:
a.	Standard Chartered (“StandChart”)(1)	25,000	—	6,981	—	—	—	—
b.	StandChart(3)	25,000	1,620	—	—	—	—	—
c.	StandChart(4)	25,000	12,608	—	—	—	—	—
d.	MLIB(2)	25,000 with decreasing amount	3,639	—	7,919	—	—	—
e.	DBS(2)	25,000 with decreasing amount	4,271	—	7,962	—	—	—
f.	HSBC, Jakarta Branch(8)	10,000	—	—	2,631	—	—	—
g.	Barclays Bank PLC (“Barclays”)(8)	14,500	—	—	3,295	—	—	—
h.	HSBC, Jakarta Branch(9)	14,000	—	—	4,338	—	—	—
i.	HSBC, Jakarta Branch(10)	11,000	—	—	3,762	—	—	—
j.	GSI	75,000	—	—	—	—	—	—
k.	MLIB	50,000	—	—	—	—	—	—
l.	MLIB	25,000	—	—	—	—	—	—

Sub-total			22,138	6,981	29,907	—	—	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
		Notional Amount (US$)	January 1, 2012		December 31, 2012		December 31, 2013
			Receivable	Payable	Receivable	Payable	Receivable	Payable
Interest Rate Swap Contracts:
m.	HSBC, Jakarta Branch	27,037 with decreasing amount	—	13,254	—	11,613	—	8,110
n.	HSBC, Jakarta Branch	44,200 with decreasing amount	—	35,370	—	38,260	—	28,793
o.	GSI(11)	100,000	—	60,869	—	25,287	—	—
p.	DBS(11)	25,000 with decreasing amount	—	4,174	—	1,391	—	—
q.	DBS(12)	25,000 with decreasing amount	—	3,678	—	1,244	—	—
r.	Bank of Tokyo MUFJ (“BTMUFJ”)(13)	25,000 with decreasing amount	—	2,649	—	894	—	—
s.	BTMUFJ(13)	25,000 with decreasing amount	—	2,347	—	804	—	—
t.	BTMUFJ(13)	25,000 with decreasing amount	—	2,118	—	735	—	—
u.	StandChart(13)	40,000 with decreasing amount	—	2,692	—	1,013	—	—
v.	DBS(6)	26,000 with decreasing amount	—	1,486	—	—	—	—
w.	DBS(7)	26,000 with decreasing amount	—	1,282	—	—	—	—
x.	BTMUFJ(5)	36,500 with decreasing amount	—	1,289	—	—	—	—
y.	International Netherlands Group (“ING”) Bank N.V	36,500 with decreasing amount	—	—	—	—	—	—
z.	ING Bank N.V	33,500	—	—	—	—	—	—

Sub-total			—	131,208	—	81,241	—	36,903

(1)	contract entered into January 2006 and settled in June 2012
(2)	the Company used the option to exercise US$8,750 in June 2013, US$2,000 in December 2012, US$2,000 in June 2012 and US$6,000 in December 2011 of the contract amount.
(3)	contract entered into in March 2006 and settled in June 2012
(4)	contract entered into in May 2006 and settled in June 2012
(5)	contract entered into in March 2009 and settled in June 2012
(6)	contract entered into in December 2008 and settled in December 2012
(7)	contract entered into in January 2009 and settled in December 2012
(8)	contract entered into in August 2012 and settled in January 2013
(9)	contract entered into in August 2012 and settled in February 2013
(10)	contract entered into in August 2012 and settled in March 2013
(11)	contract entered into in September 2008 and settled in June 2013
(12)	contract entered into in October 2008 and settled in June 2013
(13)	contract entered into in December 2008 and settled in June 2013

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
		Notional Amount (US$)	January 1, 2012		December 31, 2012		December 31, 2013
			Receivable	Payable	Receivable	Payable	Receivable	Payable
Currency Forward Contracts:
aa.	JP Morgan	10,000	—	—	—	—	—	—
ab.	DBS	20,000	—	—	—	—	—	—
ac.	Deutsche Bank	20,000	—	—	—	—	—	—
ad.	Deutsche Bank	10,000	—	—	—	—	—	—
ae.	JP Morgan	10,000	—	—	—	—	—	—
af.	StandChart	5,000	—	—	—	—	—	—
ag.	JP Morgan	10,000	—	—	—	—	—	—
ah.	PT Danareksa (Persero) (“Danareksa”)	5,000	—	—	—	—	—	—
ai.	JP Morgan	5,000	—	—	—	—	—	—
aj.	StandChart	5,000	—	—	—	—	—	—
ak.	JP Morgan	5,000	—	—	—	—	—	—
al.	HSBC, Jakarta Branch	5,000	—	—	—	—	—	—
am.	HSBC, Jakarta Branch	5,000	—	—	—	—	—	—
an.	JP Morgan	5,000	—	—	—	—	—	—
ao.	HSBC, Jakarta Branch	1,000	—	—	—	—	—	—
ap.	HSBC, Jakarta Branch	3,000	—	—	—	—	—	—
aq	HSBC, Jakarta Branch	10,000	5,231	—	—	—	—	—
ar	JP Morgan	2,000	1,011	—	—	—	—	—
as.	StandChart	7,000	3,902	—	—	—	—	—
at.	JP Morgan	9,500	4,832	—	—	—	—	—
au.	HSBC, Jakarta Branch	6,000	3,222	—	—	—	—	—
av.	HSBC, Jakarta Branch	7,500	4,021	—	—	—	—	—
aw.	JP Morgan	13,750	6,771	—	—	—	—	—
ax.	StandChart	8,000	4,542	—	—	—	—	—
ay.	StandChart	6,600	3,666	—	—	—	—	—
az.	StandChart	3,000	1,486	—	—	—	—	—
ba.	DBS	10,000	5,010	—	—	—	—	—
bb.	ING	7,000	3,538	—	—	—	—	—
bc.	DBS	7,000	3,528	—	—	—	—	—
bd.	DBS	10,000	5,497	—	—	—	—	—
be.	JP Morgan	10,000	5,523	—	—	—	—	—
bf.	HSBC, Jakarta branch	10,000	4,909	—	—	—	—	—
bg.	ING	10,000	5,330	—	—	—	—	—
bh.	ING	13,000	6,960	—	—	—	—	—
bi.	DBS	13,000	6,859	—	—	—	—	—
bj.	ING	13,500	7,386	—	—	—	—	—
bk.	ING	10,000	5,478	—	—	—	—	—
bl.	ING	10,000	5,508	—	—	—	—	—
bm.	GSI	8,000	4,558	—	—	—	—	—
bn.	GSI	13,000	7,550	—	—	—	—	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
		Notional Amount (US$)	January 1, 2012		December 31, 2012		December 31, 2013
			Receivable	Payable	Receivable	Payable	Receivable	Payable
bo.	Royal Bank of Scotland (“RBS”)	12,000	6,370	—	—	—	—	—
bp	GSI	12,000	7,185	—	—	—	—	—
bq.	GSI	12,500	7,338	—	—	—	—	—
br.	HSBC	2,000	—	—	—	—	—	—
bs.	HSBC	14,000	—	—	—	—	—	—
bt.	StandChart	20,000	—	—	—	—	—	—
bu.	HSBC	18,500	—	—	—	—	—	—
bv.	DBS	2,000	—	—	—	—	—	—
bw.	BNP Paribas	2,000	—	—	—	—	—	—
bx.	GSI	5,000	—	—	—	—	—	—
by.	ING	5,000	—	—	—	—	—	—
bz.	Barclays	10,000	—	—	—	—	—	—
ca.	Barclays	20,000	—	—	—	—	—	—
cb.	BNP Paribas	20,000	—	—	—	—	—	—
cc.	ING	23,000	—	—	4,137	—	—	—
cd.	GSI	13,000	—	—	3,278	—	—	—
ce.	JP Morgan	10,000	—	—	—	—	—	—
cf.	JP Morgan	10,000	—	—	—	—	—	—
cg.	BNP Paribas	20,000	—	—	2,981	—	—	—
ch..	Barclays	20,000	—	—	3,254	—	—	—
ci.	BNP Paribas	20,000	—	—	3,675	—	—	—
cj.	JP Morgan	20,000	—	—	4,427	—	—	—
ck.	ING	15,000	—	—	2,956	—	—	—
cl.	Barclays	15,000	—	—	2,166	—	—	—
cm.	DBS	15,000	—	—	1,983	—	—	—
cn.	DBS	20,000	—	—	2,621	—	—	—
co.	JP Morgan	25,000	—	—	77	—	—	—
cp.	DBS	15,000	—	—	140	—	—	—
cq.	Barclays	26,000	—	—	1,850	—	—	—
cr.	JP Morgan	30,000	—	—	2,231	—	—	—
cs.	BNP Paribas	25,000	—	—	2,356	—	—	—
ct.	ING	15,000	—	—	1,615	—	—	—
cu.	StandChart	12,000	—	—	—	—	—	—
cv.	BTMU Singapore	13,000	—	—	—	—	—	—
cw.	BNP Paribas	11,000	—	—	—	—	—	—
cx.	ING	28,000	—	—	—	—	—	—
cy.	BTMU Singapore	20,000	—	—	—	—	—	—
cz.	BTMU Singapore	10,000	—	—	—	—	—	—
da.	BTMU Singapore	13,000	—	—	—	—	—	—
db.	DBS	20,000	—	—	—	—	—	—
dc.	DBS	20,000	—	—	—	—	—	—
dd.	Barclays	10,000	—	—	—	—	—	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
		Notional Amount (US$)	January 1, 2012		December 31, 2012		December 31, 2013
			Receivable	Payable	Receivable	Payable	Receivable	Payable
de.	StandChart	15,000	—	—	—	—	—	—
df.	CIMB Niaga	15,000	—	—	—	—	—	—
dg.	JP Morgan	10,000	—	—	—	—	—	—
dh.	StandChart	20,000	—	—	—	—	—	—
di.	DBS	18,000	—	—	—	—	—	—
dj.	BNP Paribas	20,000	—	—	—	—	—	—
dk.	Barclays	20,000	—	—	—	—	—	—
dl.	ING	20,000	—	—	—	—	—	—
dm.	Natixis	15,000	—	—	—	—	—	—
dn.	JP Morgan	15,000	—	—	—	—	—	—
do	JP Morgan	10,000	—	—	—	—	—	—
dp.	JP Morgan	15,000	—	—	—	—	—	—
dq.	CIMB Niaga	9,750	—	—	—	—	—	—
dr.	BNP Paribas	12,000	—	—	—	—	—	—
ds.	Barclays	25,000	—	—	—	—	—	—
dt.	CIMB Niaga	20,000	—	—	—	—	—	—
du.	CIMB Niaga	20,000	—	—	—	—	—	—
dv.	BNP Paribas	25,000	—	—	—	—	—	—
dw.	DBS	20,000	—	—	—	—	—	—
dx.	Danareksa	10,000	—	—	—	—	—	—
dy.	Merrill Lynch	12,000	—	—	—	—	—	—
dz.	Merrill Lynch	14,500	—	—	—	—	—	—
ea.	Merrill Lynch	12,000	—	—	—	—	—	—
eb.	DBS	25,000	—	—	—	—	—	—
ec.	Standchart	12,000	—	—	—	—	—	—
ed.	BTMU	12,000	—	—	—	—	—	—
ee.	DBS	12,500	—	—	—	—	—	—
ef.	Danareksa	9,500	—	—	—	—	—	—
eg.	CIMB Niaga	11,000	—	—	—	—	—	—
eh.	CIMB Niaga	21,000	—	—	—	—	—	—
ei.	Standchart	15,000	—	—	—	—	—	—
ej.	CIMB Niaga	12,000	—	—	—	—	22,692	—
ek.	CIMB Niaga	12,000	—	—	—	—	22,728	—
el.	BTMU	10,000	—	—	—	—	—	—
em.	DBS	5,000	—	—	—	—	—	—
en.	Merrill Lynch	13,000	—	—	—	—	—	—
eo.	CIMB Niaga	9,500	—	—	—	—	—	—
ep.	Barclays	14,000	—	—	—	—	—	—
eq.	BNP Paribas	9,500	—	—	—	—	—	—
er.	BNP Paribas	10,000	—	—	—	—	4,944	—
es.	Barclays	10,000	—	—	—	—	5,154	—
et.	BTMU	10,000	—	—	—	—	5,060	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

			Fair Value (Rp)
		Notional Amount (US$)	January 1, 2012		December 31, 2012		December 31, 2013
			Receivable	Payable	Receivable	Payable	Receivable	Payable
eu.	Barclays	10,000	—	—	—	—	5,355	—
ev.	BTMU	10,000	—	—	—	—	5,200	—
ew.	BNP Paribas	10,000	—	—	—	—	10,142	—
ex.	Barclays	10,000	—	—	—	—	—	—
ey.	JP Morgan	10,000	—	—	—	—	—	—
ez.	BTMU	10,000	—	—	—	—	—	—
fa.	ING	10,000	—	—	—	—	6,829	—
fb.	Barclays	10,000	—	—	—	—	7,164	—
fc.	DBS	10,000	—	—	—	—	7,480	—
fd.	ING	10,000	—	—	—	—	9,044	—
fe.	ING	10,000	—	—	—	—	9,718	—
ff.	JP Morgan	10,000	—	—	—	—	10,032	—
fg.	DBS	10,000	—	—	—	—	11,667	—
fh.	BTMU	10,000	—	—	—	—	7,108	—
fi.	DBS	10,000	—	—	—	—	6,521	—
fj.	BTMU	10,000	—	—	—	—	7,637	—
fk.	BNP Paribas	10,000	—	—	—	—	7,732	—
fl.	Barclays	10,000	—	—	—	—	5,575	—
fm.	BNP Paribas	10,000	—	—	—	—	2,798	—
fn.	ING	10,000	—	—	—	—	7,907	—
fo.	DBS	10,000	—	—	—	—	3,134	—
fp.	DBS	10,000	—	—	—	—	3,948	—

Sub-total			137,211	—	39,747	—	195,569	—

Total			159,349	138,189	69,654	81,241	195,569	36,903

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative, swap income or cost, termination income or cost, and settlement of derivative instruments totaling Rp57,944, Rp4,964 and Rp273,259 for the years ended December 31, 2011, 2012 and 2013, respectively, were credited to “Gain on Change in Fair Value of Derivatives—Net”, which is presented in profit or loss.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter- Parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2011	2012	2013
a.	StandChart(1)	January 11, 2006—June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	10,672	5,754	—

b.	StandChart(2)	March 15, 2006—June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	8,372	4,515	—

c.	StandChart(3)	May 12, 2006—June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	7,702	4,153	—

d.	MLIB(4)

September 2, 2008—June 12, 2013.

The Company will receive the following:

•    zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•    certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate—Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•    certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 (in full amount) divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	9,968	5,806	2,223

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- Parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2011	2012	2013
e.	DBS(5)

September 10, 2008 - June 12, 2013

The Company will receive the following:

•    zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•    certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate— Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•    certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000—Rp8,800) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	8,727	4,440	1,703

f.	HSBC(6)	August 23, 2012 - January 23, 2013 Swap Rp96,000 for US$10,000	3.00% of US$10,000	Upfront premium of US$300 (equivalent to Rp2,851) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	—	2,423	429

g.	Barclays(7)	August 23, 2012 - January 23, 2013 Swap Rp139,200 for US$14,500	2.94% of US$14,500	Upfront premium of US$426 (equivalent to Rp4,052) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	—	3,443	609

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- Parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2011	2012	2013
h.	HSBC(8)	August 23, 2012 - February 25, 2013 Swap Rp134,400 for US$14,000	3.20% of US$14,000	Upfront premium of US$448 (equivalent to Rp4,258) which was fully paid on August 27, 2012. The premium is amortized over the contract period.	—	2,976	1,282

i.	HSBC(9)	August 23, 2012 - March 25, 2013 Swap Rp105,600 for US$11,000	3.70% of US$11,000	Upfront premium of US$407 (equivalent to Rp3,868) which was fully paid on August 27, 2012. The premium is amortized over the contract period	—	2,350	1,518

j.	GSI

August 22, 2005 - June 22, 2012 The Company will swap the following:

•     US$75,000 which is equal to US$75,000 multiplied by the lowest IDR/USD exchange rate within the period of August 22, 2005 - June 22, 2012 if the IDR/USD spot rate at termination date is less than or equal to the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amounts)

•     US$75,000 which is equal to US$75,000 multiplied by the lowest IDR/USD spot rate at termination date minus Rp4,300 (in full amounts) if the IDR/USD spot rate at termination date is greater than the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amounts)

			3.28% of US$75,000	Every June 22 and December 22	10,689	—	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- Parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2011	2012	2013
k.	MLIB

August 8, 2008 - June 22, 2012 The Company will receive the following:

•     zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to US$50,000 multiplied by (1—Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000—Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	11,326	—	—

l.	MLIB

September 8, 2008 - June 22, 2012 The Company will receive the following:

•     zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to US$25,000 multiplied by (1—Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•     certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000—Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	3,382	—	—
			Total		70,838	35,860	7,764

(1)	On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp575.
(2)	On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp8,275.
(3)	On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp19,325.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(4)

On June 12, 2013, December 12, 2012, June 13, 2012 and December 12, 2011, the Company used the option to exercise US$8,750, US$2,000, US$2,000 and US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$1,055 or equivalent to Rp10,482 on June 12, 2013, US$186 or equivalent to Rp1,793 on December 12, 2012, US$140 or equivalent to Rp1,325 on June 13, 2012 and US$189 or equivalent to Rp1,716 on December 12, 2011.

(5)

On June 12, 2013, December 12, 2012, June 12, 2012 and December 12, 2011, the Company used the option to exercise US$8,750, US$2,000, US$2,000 and US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$1,055 or equivalent to Rp10,482 on June 12, 2013, US$186 or equivalent to Rp1,793 on December 12, 2012, US$140 or equivalent to Rp1,324 on June 12, 2012 and US$189 or equivalent to Rp1,716 on December 12, 2011.

(6)	On January 25, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp430.
(7)	On February 8, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp2,204.
(8)	On February 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,176.
(9)	On March 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,375.

Cross currency swap contract with GSI is structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

No.	Counter- Parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2011	2012	2013
m.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	7,034	5,949	5,608

n.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	13,799	12,439	12,246

o.	GSI(12)	September 2, 2008 - June 12, 2013	(8.10%—underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	38,978	45,178	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- Parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2011	2012	2013

p.	DBS(13)	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	7,463	3,405	—

q.	DBS(14)	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	8,426	3,017	—

r.	BTMUFJ(15)	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,052	2,094	—

s.	BTMUFJ(16)	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,000	1,858	—

t.	BTMUFJ(17)	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,381	1,678	—

u.	StandChart(18)	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	6,066	2,252	—

v.	DBS(11)	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,068	1,663	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- Parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2011	2012	2013
w.	DBS(11)	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,510	1,452	—

x.	BTMUFJ(10)	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	6,432	1,321	—

y.	ING Bank N.V	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,185	—	—

z.	ING Bank N.V	April 14, 2009 - June 12, 2011	3.75% of US$133,500, in exchange for 6-month U.S dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	3,127	—	—
			Total		119,521	82,306	17,854

(10)	On June 12, 2012, this contract expired and the Company received zero settlement.
(11)	On December 12, 2012, these contracts expired and the Company received zero settlement.
(12)	On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp25,854).
(13)	On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,406).
(14)	On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,257).
(15)	On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp903).
(16)	On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp813).
(17)	On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp743).
(18)	On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,024).

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Currency Forward Contracts

No.	Counter- parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain (Loss) (Rp)
				2011	2012	2013
aa.	JP Morgan	July 14, 2011 - December 12, 2011	Rp8,699 to US$1	3,860	—	—
ab.	DBS	July 19, 2011 - December 12, 2011	Rp8,699 to US$1	7,720	—	—
ac.	Deutsche Bank	July 19, 2011 - December 12, 2011	Rp8,714 to US$1	7,420	—	—
ad.	Deutsche Bank	July 21, 2011 - December 12, 2011	Rp8,665 to US$1	4,200	—	—
ae.	JP Morgan	July 21, 2011 - December 12, 2011	Rp8,665 to US$1	4,200	—	—
af.	StandChart	July 22, 2011 - December 12, 2011	Rp8,623 to US$1	2,310	—	—
ag.	JP Morgan	July 22, 2011 - December 12, 2011	Rp8,637 to US$1	4,480	—	—
ah.	Danareksa	July 26, 2011 - December 12, 2011	Rp8,604 to US$1	2,405	—	—
ai.	JP Morgan	July 26, 2011 - December 12, 2011	Rp8,614 to US$1	2,355	—	—
aj.	StandChart	July 26, 2011 - December 12, 2011	Rp8,614 to US$1	2,355	—	—
ak.	JP Morgan	July 29, 2011 - December 12, 2011	Rp8,568 to US$1	2,585	—	—
al.	HSBC	August 1, 2011 - November 30, 2011	Rp8,533 to US$1	3,185	—	—
am.	HSBC	August 1, 2011 - December 12, 2011	Rp8,541 to US$1	2,720	—	—
an.	JP Morgan	August 2, 2011 - November 30, 2011	Rp8,538 to US$1	3,160	—	—
ao.	HSBC	August 4, 2011 - November 28, 2011	Rp8,547 to US$1	553	—	—
ap.	HSBC	August 4, 2011 - November 30, 2011	Rp8,549 to US$1	1,863	—	—
aq.	HSBC	August 10, 2011 - January 24, 2012	Rp8,698 to US$1	—	3,200	—
ar.	JP Morgan	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	—	578	—
as.	StandChart	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	—	966	—
at.	JP Morgan	August 11, 2011 - January 24, 2012	Rp8,693 to US$1	—	2,774	—
au.	HSBC	August 11, 2011 - February 28, 2012	Rp8,714 to US$1	—	2,226	—
av.	HSBC	August 11, 2011 - February 28, 2012	Rp8,715 to US$1	—	2,775	—
aw.	JP Morgan	August 12, 2011 - March 29, 2012	Rp8,764 to US$1	—	5,830	—
ax.	StandChart	August 15, 2011 - May 30, 2012	Rp8,785 to US$1	—	5,495	—
ay.	StandChart	August 15, 2011 - May 30, 2012	Rp8,787 to US$1	—	5,168	—
az.	StandChart	August 16, 2011 - June 12, 2012	Rp8,788 to US$1	—	5,280	—
ba.	DBS	August 19, 2011 - January 27, 2012	Rp8,708 to US$1	—	3,173	—
bb.	ING	August 19, 2011 - January 27, 2012	Rp8,706 to US$1	—	2,235	—
bc.	DBS	August 19, 2011 - January 27, 2012	Rp8,705 to US$1	—	2,242	—
bd.	DBS	August 19, 2011 - June 12, 2012	Rp8,819 to US$1	—	6,430	—
be.	JP Morgan	August 19, 2011 - June 12, 2012	Rp8,826 to US$1	—	6,365	—
bf.	HSBC	August 19, 2011 - June 12, 2012	Rp8,832 to US$1	—	6,160	—
bg.	ING	August 22, 2011 - January 12, 2012	Rp8,662 to US$1	—	5,405	—
bh.	ING	August 22, 2011 - January 30, 2012	Rp8,679 to US$1	—	4,053	—
bi.	DBS	August 22, 2011 - February 28, 2012	Rp8,715 to US$1	—	4,786	—
bj.	ING	August 22, 2011 - March 28, 2012	Rp8,737 to US$1	—	6,070	—
bk.	ING	August 23, 2011 - January 12, 2012	Rp8,644 to US$1	—	5,585	—
bl.	ING	August 23, 2011 - January 12, 2012	Rp8,647 to US$1	—	5,555	—
bm.	GSI	August 23, 2011 - January 12, 2012	Rp8,640 to US$1	—	4,500	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain (Loss) (Rp)
				2011	2012	2013
bn.	GSI	August 24, 2011 - January 27, 2012	Rp8,645 to US$1	—	4,940	—
bo.	RBS	August 24, 2011 - February 10, 2012	Rp8,666 to US$1	—	3,901	—
bp.	GSI	August 24, 2011 - February 29, 2012	Rp8,663 to US$1	—	6,005	—
bq.	GSI	August 24, 2011 - February 29, 2012	Rp8,675 to US$1	—	6,107	—
br.	HSBC	August 16, 2012 - November 23, 2012	Rp9,647 to US$1	—	(38)	—
bs.	HSBC	August 16, 2012 - November 28, 2012	Rp9,654 to US$1	—	(644)	—
bt.	StandChart	August 16, 2012 - December 10, 2012	Rp9,681 to US$1	—	(560)	—
bu.	HSBC	August 16, 2012 - December 10, 2012	Rp9,670 to US$1	—	(407)	—
bv.	DBS	August 23, 2012 - November 26, 2012	Rp9,616 to US$1	—	62	—
bw.	BNP Paribas	August 24, 2012 - December 21, 2012	Rp9,690 to US$1	—	46	—
bx.	GSI	August 24, 2012 - December 21, 2012	Rp9,694 to US$1	—	95	—
by.	ING	August 24, 2012 - December 21, 2012	Rp9,695 to US$1	—	90	—
bz.	Barclays	September 6, 2012 - December 5, 2012	Rp9,695 to US$1	—	(890)	—
ca.	Barclays	September 7, 2012 - December 5, 2012	Rp9,694 to US$1	—	(1,760)	—
cb.	BNP Paribas	September 12, 2012 - December 13, 2012	Rp9,653 to US$1	—	1,112	—
cc.	ING	September 14, 2012 - January 11, 2013	Rp9,631 to US$1	—	—	4,564
cd.	GSI	September 17, 2012 - January 11, 2013	Rp9,560 to US$1	—	—	3,487
ce.	JP Morgan	September 28, 2012 - December 21, 2012	Rp9,660 to US$1	—	619	—
cf.	JP Morgan	October 5, 2012 - December 21, 2012	Rp9,642 to US$1	—	618	—
cg.	BNP Paribas	November 14, 2012 - February 8, 2013	Rp9,683 to US$1	—	—	20
ch.	Barclays	November 29, 2012 - March 4, 2013	Rp9,697 to US$1	—	—	(560)
ci.	BNP Paribas	November 30, 2012 - March 4, 2013	Rp9,669 to US$1	—	—	—
cj.	JP Morgan	December 3, 2012 - March 5, 2013	Rp9,638 to US$1	—	—	862
ck.	ING	December 4, 2012 - March 6, 2013	Rp9,666 to US$1	—	—	658
cl.	Barclays	December 5, 2012 - February 5, 2013	Rp9,690 to US$1	—	—	1,175
cm.	DBS	December 5, 2012 - February 5, 2013	Rp9,695 to US$1	—	—	1,102
cn.	DBS	December 7, 2012 - February 11, 2013	Rp9,702 to US$1	—	—	496
co.	JP Morgan	December 10, 2012 - March 13, 2013	Rp9,865 to US$1	—	—	(4,425)
cp.	DBS	December 10, 2012 - March 12, 2013	Rp9,853 to US$1	—	—	(2,475)
cq.	Barclays	December 12, 2012 - February 11, 2013	Rp9,770 to US$1	—	—	(1,118)
cr.	JP Morgan	December 12, 2012 - February 11, 2013	Rp9,765 to US$1	—	—	(1,140)
cs.	BNP Paribas	December 17, 2012 - March 20, 2013	Rp9,775 to US$1	—	—	(1,425)
ct.	ING	December 18, 2012 - March 20, 2013	Rp9,770 to US$1	—	—	(780)
cu.	Standchart	January 22, 2013 - March 27, 2013	Rp9,815 to US$1	—	—	(1,080)
cv.	BTMU Singapore	January 22, 2013 - May 3, 2013	Rp9,834 to US$1	—	—	(1,457)
cw.	BNP Paribas	February 27, 2013 - May 3, 2013	Rp9,721 to US$1	—	—	11
cx.	ING	February 28, 2013 - May 3, 2013	Rp9,697 to US$1	—	—	701

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain (Loss) (Rp)
				2011	2012	2013
cy.	BTMU Singapore	February 6, 2013 - May 3, 2013	Rp9,709 to US$1	—	—	937
cz.	BTMU Singapore	February 25, 2013 - April 9, 2013	Rp9,732 to US$1	—	—	239
da.	BTMU Singapore	February 27, 2013 - May 3, 2013	Rp9,743 to US$1	—	—	(273)
db.	DBS	February 8, 2013 - April 9, 2013	Rp9,694 to US$1	—	—	1,236
dc.	DBS	February 21, 2013 - April 9, 2013	Rp9,731 to US$1	—	—	498
dd.	Barclays	February 28, 2013 - May 13, 2013	Rp9,708 to US$1	—	—	141
de.	Standchart	February 4, 2013 - May 28, 2013	Rp9,795 to US$1	—	—	105
df.	CIMB Niaga	February 11, 2013 - May 28, 2013	Rp9,729 to US$1	—	—	1,095
dg.	JP Morgan	March 6, 2013 - May 10, 2013	Rp9,735 to US$1	—	—	60
dh.	Standchart	March 11, 2013 - May 28, 2013	Rp9,787 to US$1	—	—	300
di.	DBS	March 13, 2013 - May 28, 2013	Rp9,779 to US$1	—	—	414
dj.	BNP Paribas	March 14, 2013 - June 5, 2013	Rp9,790 to US$1	—	—	2,387
dk.	Barclays	March 14, 2013 - June 5, 2013	Rp9,788 to US$1	—	—	2,427
dl.	ING	March 15, 2013 - June 3, 2013	Rp9,784 to US$1	—	—	2,506
dm.	Natixis	March 19, 2013 - June 5, 2013	Rp9,793 to US$1	—	—	1,745
dn.	JP Morgan	March 19, 2013 - June 5, 2013	Rp9,787 to US$1	—	—	1,835
do.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	—	—	3,839
dp.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	—	—	5,759
dq.	CIMB Niaga	March 20, 2013 - June 17, 2013	Rp9,835 to US$1	—	—	1,014
dr.	BNP Paribas	March 22, 2013 - July 3, 2013	Rp9,900 to US$1	—	—	1,004
ds.	Barclays	March 22, 2013 - July 3, 2013	Rp9,899 to US$1	—	—	2,116
dt.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,833 to US$1	—	—	620
du.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,817 to US$1	—	—	620
dv.	BNP Paribas	March 27, 2013 - June 5, 2013	Rp9,815 to US$1	—	—	2,362
dw.	DBS	March 27, 2013 - June 5, 2013	Rp9,814 to US$1	—	—	840
dx.	Danareksa	March 26, 2013 - June 5, 2013	Rp9,834 to US$1	—	—	220
dy.	Merrill Lynch	April 9, 2013 - July 3, 2013	Rp9,807 to US$1	—	—	3,335
dz.	Merrill Lynch	April 10, 2013 - July 3, 2013	Rp9,755 to US$1	—	—	2,130
ea.	Merrill Lynch	April 25, 2013 - August 2, 2013	Rp9,805 to US$1	—	—	6,172
eb.	DBS	April 26, 2013 - August 2, 2013	Rp9,802 to US$1	—	—	12,937
ec.	StandChart	May 27, 2013 - July 26, 2013	Rp9,884 to US$1	—	—	4,728
ed.	BTMU	May 31, 2013 - July 26, 2013	Rp9,929 to US$1	—	—	4,188
ee.	DBS	June 5, 2013 - August 26, 2013	Rp9,965 to US$1	—	—	11,988
ef.	Danareksa	June 5, 2013 - September 16, 2013	Rp9,996 to US$1	—	—	14,944
eg.	CIMB Niaga	June 12, 2013 - September 16, 2013	Rp9,988 to US$1	—	—	15,785
eh	CIMB Niaga	June 20, 2013 - July 8, 2013	Rp10,015 to US$1	—	—	5,523
ei.	StandChart	June 21, 2013 - November 25, 2013	Rp10,240 to US$1	—	—	26,055

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

No.	Counter- parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain (Loss) (Rp)
				2011	2012	2013
ej.	CIMB Niaga	June 27, 2013 - January 6, 2014	Rp10,285 to US$1	—	—	—
ek.	CIMB Niaga	June 27, 2013 - January 6, 2014	Rp10,282 to US$1	—	—	—
el.	BTMU	July 15, 2013 - August 16, 2013	Rp10,140 to US$1	—	—	5,830
em.	DBS	July 15, 2013 - August 16, 2013	Rp10,125 to US$1	—	—	2,990
en.	Merrill Lynch	August 21, 2013 - November 21, 2013	Rp11,660 to US$1	—	—	(4,136)
eo.	CIMB Niaga	August 22, 2013 - December 20, 2013	Rp11,502 to US$1	—	—	6,774
ep.	Barclays	August 30, 2013 - October 1, 2013	Rp11,375 to US$1	—	—	(1,129)
eq.	BNP Paribas	September 9, 2013 - October 11, 2013	Rp11,538 to US$1	—	—	(3,167)
er.	BNP Paribas	September 12, 2013 - January 6, 2014	Rp11,720 to US$1	—	—	—
es.	Barclays	September 13, 2013 - January 6, 2014	Rp11,680 to US$1	—	—	—
et.	BTMU	September 13, 2013 - January 6, 2014	Rp11,675 to US$1	—	—	—
eu.	Barclays	September 18, 2013 - January 6, 2014	Rp11,660 to US$1	—	—	—
ev.	BTMU	September 18, 2013 - January 6, 2014	Rp11,661 to US$1	—	—	—
ew.	BNP Paribas	September 19, 2013 - January 6, 2014	Rp11,199 to US$1	—	—	—
ex.	Barclays	September 24, 2013 - November 6, 2013	Rp11,362 to US$1	—	—	(3,365)
ey.	JP Morgan	September 24, 2013 - November 6, 2013	Rp11,407 to US$1	—	—	(3,828)
ez.	BTMU	September 24, 2013 - November 1, 2013	Rp11,440 to US$1	—	—	(5,939)
fa.	ING	October 8, 2013 - January 6, 2014	Rp11,508 to US$1	—	—	—
fb.	Barclays	October 10, 2013 - January 6, 2014	Rp11,480 to US$1	—	—	—
fc.	DBS	October 10, 2013 - January 6, 2014	Rp11,452 to US$1	—	—	—
fd.	ING	October 11, 2013 - February 4, 2014	Rp11,388 to US$1	—	—	—
fe.	ING	October 11, 2013 - February 4, 2014	Rp11,320 to US$1	—	—	—
ff.	JP Morgan	October 17, 2013 - January 6, 2014	Rp11,175 to US$1	—	—	—
fg.	DBS	October 21, 2013 - February 4, 2014	Rp11,135 to US$1	—	—	—
fh.	BTMU	November 14, 2013 - January 13, 2014	Rp11,495 to US$1	—	—	—
fi.	DBS	November 18, 2013 - January 13, 2014	Rp11,572 to US$1	—	—	—
fj.	BTMU	November 19, 2013 - January 13, 2014	Rp11,442 to US$1	—	—	—
fk.	BNP Paribas	November 19, 2013 - January 13, 2014	Rp11,463 to US$1	—	—	—
fl.	Barclays	November 26, 2013 - January 29, 2014	Rp11,730 to US$1	—	—	—
fm.	BNP Paribas	November 19, 2013 - January 6, 2014	Rp11,935 to US$1	—	—	—
fn.	ING	November 29, 2013 - January 13, 2014	Rp11,425 to US$1	—	—	—
fo.	DBS	November 29, 2013 - January 13, 2014	Rp11,887 to US$1	—	—	—
fp.	DBS	December 2, 2013 - February 4, 2014	Rp11,572 to US$1	—	—	—
		TOTAL		55,371	116,147	134,477
21. FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as trade and other accounts receivable, and unrestricted and restricted cash and cash equivalents, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, and trade

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

accounts payable and others. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps, interest rate swaps, and currency forward contracts, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The following table sets forth the Group’s financial assets and financial liabilities as of January 1, 2012, December 31, 2012 and 2013:

		December 31,
	January 1, 2012	2012	2013
Financial Assets
Held for trading
Derivative assets	159,349	69,654	195,569
Loans and receivables
Cash and cash equivalents	2,224,206	3,917,236	2,233,532
Accounts receivable—trade and others—net	1,505,756	2,061,160	2,284,633
Other current financial assets—net	24,790	13,382	31,673
Due from related parties—net	10,654	10,358	7,167
Other non-current financial assets—others	209,540	173,400	163,645
Available for sale
Other current financial assets—short-term investments—net	—	—	—
Other non-current financial assets—other long-term investments—net	2,730	1,369,740	1,393,722

Total Financial Assets	4,137,025	7,614,930	6,309,941

Financial Liabilities
Held for trading
Derivative liabilities	138,189	81,241	36,903
Liabilities at amortized cost
Short-term loan	1,499,256	299,529	1,499,849
Accounts payable—trade	319,058	231,737	339,310
Procurement payable	3,475,862	2,737,850	3,064,287
Accrued expenses	1,895,613	1,961,285	2,107,467
Deposits from customers	37,265	43,825	49,335
Loans payable—current maturities	3,300,537	2,669,218	2,443,367
Bonds payable—current maturities	41,989	1,329,175	2,356,310
Other current financial liabilities	71,828	289,164	362,448
Due to related parties	15,480	42,789	33,301
Obligation under finance lease	770,081	3,101,910	3,594,112
Loans payable—net of current maturities	6,425,779	3,703,822	4,345,267
Bonds payable—net of current maturities	12,138,353	13,986,507	13,285,207
Other non-current financial liabilities	107,433	69,273	82,855

Total Financial Liabilities	30,236,723	30,547,325	33,600,018

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table sets forth the carrying values and estimated fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position:

	Carrying Amount			Fair Value
	January 1, 2012	December 31,		January 1, 2012	December 31,
		2012	2013		2012	2013
Current Financial Assets
Cash and cash equivalents	2,224,206	3,917,236	2,233,532	2,224,206	3,917,236	2,233,532
Accounts receivable—trade and others—net	1,505,756	2,061,160	2,284,633	1,505,756	2,061,160	2,284,633
Derivative assets	159,349	69,654	195,569	159,349	69,654	195,569
Other current financial assets—net	24,790	13,382	31,673	24,790	13,382	31,673

Total current financial assets	3,914,101	6,061,432	4,745,407	3,914,101	6,061,432	4,745,407

Non-current Financial Assets
Due from related parties—net	10,654	10,358	7,167	8,967	9,539	6,174
Other long-term investments—net	2,730	1,369,740	1,393,722	2,730	1,369,740	1,393,722
Other non-current financial assets—net	209,540	173,400	163,645	205,261	171,648	162,900

Total non-current financial assets	222,924	1,553,498	1,564,534	216,958	1,550,927	1,562,796

Total Financial Assets	4,137,025	7,614,930	6,309,941	4,131,059	7,612,359	6,308,203

Current Financial Liabilities
Short-term loan	1,499,256	299,529	1,499,849	1,499,256	299,529	1,499,849
Accounts payable—trade	319,058	231,737	339,310	319,058	231,737	339,310
Procurement payable	3,475,862	2,737,850	3,064,287	3,475,862	2,737,850	3,064,287
Accrued expenses	1,895,613	1,961,285	2,107,467	1,895,613	1,961,285	2,107,467
Deposits from customers	37,265	43,825	49,335	37,265	43,825	49,335
Derivative liabilities	138,189	81,241	36,903	138,189	81,241	36,903
Loans payable—current maturities	3,300,537	2,669,218	2,443,367	3,927,062	2,791,147	2,624,742
Bonds payable—current maturities	41,989	1,329,175	2,356,310	43,137	1,343,205	2,372,560
Other current financial liabilities	71,828	289,164	362,448	71,828	289,164	362,448

Total current financial liabilities	10,779,597	9,643,024	12,259,276	11,407,270	9,778,983	12,456,901

Non-current Financial Liabilities
Due to related parties	15,480	42,789	33,301	13,030	39,405	28,687
Obligation under finance lease	770,081	3,101,910	3,594,112	770,081	3,101,910	3,594,112
Loans payable—net of current maturities	6,425,779	3,703,822	4,345,267	5,864,354	3,331,132	3,276,815
Bonds payable—net of current maturities	12,138,353	13,986,507	13,285,207	13,334,903	15,318,676	14,075,516
Other non-current financial liabilities	107,433	69,273	82,855	101,068	66,433	74,117

Total non-current financial liabilities	19,457,126	20,904,301	21,340,742	20,083,436	21,857,556	21,049,247

Total Financial Liabilities	30,236,723	30,547,325	33,600,018	31,490,706	31,636,539	33,506,148

Fair Value Measurement

The fair values of the financial assets and liabilities are presented at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

•	Other long-term financial assets and liabilities (due from / to related parties, obligation under finance lease, other long-term investments and other non-current financial assets)

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

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of January 1, 2012 and December 31, 2012 and 2013.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

The fair value hierarchy consists as follows:

•	Level 1—Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2—Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3—Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The Company’s fair value hierarchy as of January 1, 2012, December 31, 2012 and 2013 are as follows:

	January 1, 2012
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Accounts receivable—trade and others—net	1,505,756	—	—	1,505,756
Derivative assets	159,349	—	159,349	—
Other current financial assets—net	24,790	—	24,790	—
Non-current Financial Assets
Due from related parties—net	8,967	—	8,967	—
Other non-current financial assets—net	207,991	—	207,991	—

Total Financial Assets	1,906,853	—	401,097	1,505,756

Current Financial Liabilities
Derivative liabilities	138,189	—	138,189	—
Embedded derivatives	49,518	—	49,518	—
Loans payable—current maturities	3,927,062	—	3,927,062	—
Bonds payable—current maturities	43,137	—	43,137	—
Other current financial liabilities	71,828	—	71,828	—

	January 1, 2012
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Non-current Financial Liabilities
Due to related parties	13,030	—	13,030	—
Obligation under finance lease	770,081	—	770,081	—
Loans payable—net of current maturities	5,864,354	—	5,864,354	—
Bonds payable—net of current maturities	13,334,903	13,334,903	—	—
Other non-current financial liabilities	101,068	—	101,068	—

Total Financial Liabilities	24,313,170	13,334,903	10,978,267	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	December 31, 2012
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Accounts receivable—trade and others—net	2,061,160	—	—	2,061,160
Derivative assets	69,654	—	69,654	—
Other current financial assets—net	13,382	—	13,382	—
Non-current Financial Assets
Due from related parties—net	9,539	—	9,539	—
Other non-current financial assets—net	1,541,388	1,369,740	171,648	—

Total Financial Assets	3,695,123	1,369,740	264,223	2,061,160

Current Financial Liabilities
Derivative liabilities	81,241	—	81,241	—
Loans payable—current maturities	2,791,147	—	2,791,147	—
Bonds payable—current maturities	1,343,205	1,343,205	—	—
Other current financial liabilities	289,164	—	289,164	—
Non-current Financial Liabilities
Due to related parties	39,405	—	39,405	—
Obligation under finance lease	3,101,910	—	3,101,910	—
Loans payable—net of current maturities	3,331,132	—	3,331,132	—
Bonds payable—net of current maturities	15,318,676	15,318,676	—	—
Other non-current financial liabilities	66,433	—	66,433	—

Total Financial Liabilities	26,362,313	16,661,881	9,700,432	—

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	December 31, 2013
	TOTAL	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant and observable inputs, directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)
Current Financial Assets
Accounts receivable—trade and others—net	2,284,633	—	—	2,284,633
Derivative assets	195,569	—	195,569	—
Other current financial assets—net	31,673	—	31,673	—
Non-current Financial Assets
Due from related parties—net	6,174	—	6,174	—
Other non-current financial assets—net	1,556,622	1,393,722	162,900	—

Total Financial Assets	4,074,671	1,393,722	396,316	2,284,633

Current Financial Liabilities
Derivative liabilities	36,903	—	36,903	—
Loans payable—current maturities	2,624,742	—	2,624,742	—
Bonds payable—current maturities	2,372,560	2,372,560	—	—
Other current financial liabilities	362,448	—	362,448	—
Non-current Financial Liabilities
Due to related parties	28,687	—	28,687	—
Obligation under finance lease	3,594,112	—	3,594,112	—
Loans payable—net of current maturities	3,276,815	—	3,276,815	—
Bonds payable—net of current maturities	14,075,516	14,075,516	—	—
Other non-current financial liabilities	74,117	—	74,117	—

Total Financial Liabilities	26,445,900	16,448,076	9,997,824	—

During the years ended December 31, 2011, 2012 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

22. EMPLOYEE BENEFIT OBLIGATIONS—NET OF CURRENT PORTION

This account consists of the non-current portions of employee benefit obligations as follows:

	December 31,
	January 1, 2012 (Restated)	2012 (Restated)	2013
Post-retirement healthcare (Note 30d4)	674,832	1,002,513	469,727
Labor Law 13 (Note 30c4)	286,435	362,522	239,481
Service award	35,071	41,479	35,378
Accumulated leave benefits	2,161	2,697	2,385

Total	998,499	1,409,211	746,971

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

23. CAPITAL STOCK

The Company’s capital stock ownership details as of January 1, 2012, December 31, 2012 and 2013 are as follows:

Stockholders	Number of Shares Issued and Fully Paid	Amount	Percentage of Ownership (%)
January 1, 2012
A Share
Government	1	—	—
B Shares
Ooredoo Asia, Pte. Ltd. (previously Qatar Telecom (Qtel Asia) Pte. Ltd)	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	305,498,450	30,550	5.62
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	819,743,450	81,974	15.09

Total	5,433,933,500	543,393	100.00

December 31, 2012
A Share
Government	1	—	—
B Shares
Ooredoo Asia, Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	299,382,400	29,938	5.51
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	825,859,500	82,586	15.20

Total	5,433,933,500	543,393	100.00

December 31, 2013
A Share
Government	1	—	—
B Shares
Ooredoo Asia, Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS) (Note 37c)	298,880,950	29,888	5.50
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	826,360,950	82,636	15.21

Total	5,433,933,500	543,393	100.00

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” shareholder also has the right to appoint one Director and one Commissioner of the Company.

24. REVENUES

The details of this account for the years ended December 31, 2011, 2012 and 2013 consist of the following:

	2011	2012	2013
Cellular
Usage charges	8,203,788	8,629,697	9,281,316
Value-added services	7,502,140	7,868,391	8,408,278
Interconnection services	1,182,384	2,174,964	2,430,823
Tower leasing (Note 34n)	419,720	504,857	573,263
Monthly subscription charges	134,032	136,429	127,628
Upfront discount and customer loyalty program (Note 2f5.1)	(1,116,471)	(1,022,262)	(1,671,899)
Others	261,792	197,253	225,229

Sub-total	16,587,385	18,489,329	19,374,638

MIDI
Internet Protocol Virtual Private Network (IP VPN)	695,947	711,427	706,005
Internet	375,743	422,099	696,238
Multiprotocol Label Switching (MPLS)	89,937	304,868	380,804
World link and direct link	294,956	314,878	340,739
Application services	192,562	251,893	283,760
Satellite lease	150,894	213,052	278,244
Leased line	263,723	150,400	169,911
Digital data network	103,098	112,597	110,117
Frame net	123,249	135,761	93,391
Value added service	264,569	173,940	52,241
Others	139,593	118,883	155,015

Sub-total	2,694,271	2,909,798	3,266,465

Fixed Telecommunications
International Calls	934,021	801,442	1,019,980
Fixed Line	123,185	121,735	135,168
Fixed Wireless	192,776	98,273	59,639

Sub-total	1,249,982	1,021,450	1,214,787

Total	20,531,638	22,420,577	23,855,890

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The details of net revenues (included as part of cellular revenue—value added service) received by the Company from agency relationships are as follows:

	2011	2012	2013
Gross revenues	8,081,500	7,966,505	8,593,805
Compensation to value added service providers	(579,360)	(98,114)	(185,527)

Net revenues	7,502,140	7,868,391	8,408,278

Revenues from related parties amounted to Rp1,554,780, Rp1,812,619 and Rp2,059,851 for the years ended December 31, 2011, 2012 and 2013, respectively (Note 31). These amounts represent 7.57%, 8.08% and 8.63% of total revenues in 2011, 2012 and 2013, respectively.

The revenues from interconnection services are presented on a gross basis (Note 2f5.1).

25. EXPENSES—COST OF SERVICES

The details of this account for the years ended December 31, 2011, 2012 and 2013 consist of the following:

	2011	2012	2013
Interconnection	1,706,521	2,557,775	2,946,483
Radio frequency fee (Note 34p)	1,755,852	1,961,377	2,225,610
Maintenance	921,990	829,757	981,191
Utilities	822,784	842,963	891,951
Rent (Note 34o)	612,348	726,872	726,915
Blackberry access fee	371,229	519,611	517,993
Leased circuits (Note 34s)	331,390	349,114	464,438
USO	228,693	273,943	330,469
Cost of SIM cards and pulse reload vouchers	285,812	234,239	253,343
Installation	141,420	169,440	161,404
Concession fee	122,178	141,111	149,354
Delivery and transportation	83,073	122,348	129,986
Communication network	6,221	53,956	70,428
License	32,225	54,177	45,338
Billing and collection	57,780	41,767	28,995
Cost of handsets and modems	12,500	12,392	10,834
Others	55,391	14,894	21,801

Total	7,547,407	8,905,736	9,956,533

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2f5).

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26. EXPENSES—PERSONNEL

The details of this account for the years ended December 31, 2011, 2012 and 2013 consist of the following:

	2011 (Restated)	2012 (Restated)	2013
Salaries	472,826	547,923	605,798
Incentives and other employee benefits	272,291	324,681	317,039
Employee income tax	260,104	167,205	257,395
Bonuses	199,043	127,746	153,160
Severance benefits under VSS and ESP *	579,301	6,330	137,633
Post-retirement healthcare cost (income) (Note 30d1)	(137,495)	82,196	90,107
Medical expense	60,819	56,782	59,039
Separation, appreciation and compensation expense under Labor Law No. 13/2003 (Note 30c1)	5,522	52,431	54,841
Net periodic pension cost (Note 30a1)	11,402	24,108	35,231
Early retirement	15,170	1,210	5,075
Outsourcing	36,264	—	—
Others	54,226	19,553	19,125

Total	1,829,473	1,410,165	1,734,443

*

On January 20, 2011 and January 2, 2012, the Company’s and Lintasarta’s Boards of Directors issued Directors’ Decree No. 003/Direksi/2011 and Directors’ Decree No. 015/Direksi/40000/2012, respectively, regarding the Organizational Restructuring Program through an offering scheme on the basis of mutual agreement between the Company/Lintasarta and certain employees (“VSS = Voluntary Separation Scheme”), that became effective on the same date. For the year ended December 31, 2011, there were 994 and 54 employees of the Company and Lintasarta, respectively, who availed themselves of the scheme, and the benefits paid by the Company and Lintasarta amounted to Rp566,034 and Rp13,267, respectively. For the year December 31, 2012, there were 24 employees of Lintasarta, who availed themselves of the scheme and the benefits paid amounted to Rp6,330.

On December 12, 2013, the Company’s Directors issued Decree No. 050/AC0-ACBA/HRD-PKG/13, “Employment Separation Program (“ESP”) due to Reorganization”. Under this decree, there were 214 employees of the Company who were qualified for this program after the approval from the Board of Directors, and the benefit to be paid amounted to Rp137,633.

The personnel expenses capitalized to properties under construction and installation for the years ended December 31, 2011, 2012 and 2013 amounted to Rp46,575, Rp52,339 and Rp50,623, respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

27. EXPENSES—GENERAL AND ADMINISTRATION

The details of this account for the years ended December 31, 2011, 2012 and 2013 consist of the following:

	2011	2012	2013
Professional fees	109,523	186,886	365,348
Rent	113,277	117,845	136,205
Provision for impairment of receivables—net (Note 5)	41,051	56,163	102,307
Transportation	65,807	61,231	69,829
Insurance	44,539	37,582	33,857
Training, education and research	23,371	26,443	32,033
Social activities	16,620	27,683	30,269
Office	34,956	28,705	28,051
Public relation	9,262	13,084	22,374
Utilities	14,069	14,636	15,044
Communications	10,433	7,589	6,973
Others (each below Rp10,000)	66,622	47,693	59,244

Total	549,530	625,540	901,534

28. FINANCING COST

The details of this account for the years ended December 31, 2011, 2012 and 2013 consist of the following:

	2011	2012	2013
Interest on loans	1,700,091	1,709,946	1,697,679
Finance charges under finance lease	133,322	261,458	446,917
Amortization of debt and bonds / notes issuance costs, consent solicitation fees and discount (Notes 14, 18 and 19)	83,444	88,878	56,208
Interest expense from Lintasarta’s USO Project	6,345	11,256	8,391
Bank charges	6,152	5,812	2,900

Total	1,929,354	2,077,350	2,212,095

29. GAIN ON TOWER SALE

On February 7, 2012, the Company entered into an Asset Sale Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk’s shares of not less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers for a 10-year period with fixed monthly lease rate of US$1,300 per tower slot (in full amount). The leases have an option to be renewed for a further 10-year period.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

On August 2, 2012, the Company and Tower Bersama closed the deal on the sale-and-leaseback transaction of 2,500 telecommunication towers. On the closing date of such transaction, the Company received cash amounting to US$326,289 (equal to Rp3,092,894) and obtained 5% ownership (equal to 239,826,310 shares) in Tower Bersama with a value of US$103,101 (equivalent to Rp977,292) (Note12).

The total consideration of US$429,390 (equal to Rp4,070,187) is allocated to the sales of property and equipment amounting to Rp3,870,600 and the remainder is allocated to prepaid land lease and existing tower lease contracts from the 2,500 towers. The total carrying amount of the separately identifiable components of the transaction is Rp1,534,494 which includes the carrying amount of property and equipment amounting to Rp1,372,674. As of the agreement closing date, the Company recorded the excess of the selling price over the carrying amounts amounting to Rp2,535,693 (including the Rp2,497,926 from the sale of property and equipment) as “Gain on Sale of Towers” of Rp1,125,192, and “Deferred Gain on Sale-and-Leaseback Transactions” of Rp1,410,501. The deferred gain is amortized over the term of the lease, being 10 years.

For the year ended December 31, 2012, the Company recognized total “Gain on Sale of Towers” of Rp1,183,963, which included an amortization of the “Deferred Gain on Sale-and-Leaseback Transactions”. As of December 31, 2012 and 2013, the balances of the current portion of outstanding deferred gain on sale-and-leaseback transactions amounting to Rp141,050 each are presented as part of “Other Current Liabilities”, while the balances of the long-term portion amounting to Rp1,210,680 and Rp1,069,630, respectively, are presented as part of “Other Non-current Liabilities”.

For the years ended December 31, 2012 and 2013, the Company recorded amortization of deferred gain on sale-and-leaseback transactions amounting to Rp58,771 and Rp141,050, respectively.

30. PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their respective qualified permanent employees.

A. Defined Benefit Pension Plan

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010, January to December 2011, January to December 2012 and January to December 2013, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees, Rp378 for additional 41 employees, Rp883 for additional 143 employees and Rp782 for additional 117 employees, respectively.

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totaling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the years ended December 31, 2011, 2012 and 2013, respectively.

The net periodic pension cost for the pension plans of the Company and Lintasarta for the years ended December 31, 2011, 2012 and 2013 was calculated based on the actuarial valuations as of December 31, 2011, 2012 and 2013, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2011	2012	2013
Annual discount rate	7.0 and 7.5%	6.0%	9.0%
Annual rate of increase in compensation	3.0,6.0 and 9.0%	3.0,6.0 and 9.0%	3.0,6.0 and 9.0%
Mortality rate (Indonesian Mortality Table—TMI)	TMI 1999	TMI 2011	TMI 2011

(i).	The composition of the net periodic pension cost is as follows:

2011	The Company	Lintasarta	Total
Service cost	27,167	3,839	31,006
Net interest on the net defined benefit liability (asset)	(1,199)	(1,164)	(2,363)
Curtailment loss (gain)	(18,886)	1,645	(17,241)

Net periodic pension cost (Note 26)	7,082	4,320	11,402

2012	The Company	Lintasarta	Total
Service cost	25,617	3,219	28,836
Net interest on the net defined benefit liability (asset)	(4,726)	(919)	(5,645)
Curtailment loss	—	917	917

Net periodic pension cost (Note 26)	20,891	3,217	24,108

2013	The Company	Lintasarta	Total
Service cost	28,310	3,722	32,032
Net interest on the net defined benefit liability (asset)	(1,547)	(580)	(2,127)
Curtailment loss	8,129	—	8,129
Immediate recognition of past service cost—vested benefit	—	(2,803)	(2,803)

Net periodic pension cost (Note 26)	34,892	339	35,231

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(ii).	The funded status of the plans is as follows:

			December 31,
	January 1, 2012 (Restated)		2012 (Restated)	2013
Plan assets at fair value	538,902		576,335	549,859
Projected benefit obligation	(463,074	)*	(554,209)	(422,206	)*

Excess of plan assets over projected benefit obligation	75,828		22,126	127,653
Unrecognized actuarial loss	29,464		68,175	—

Total prepaid pension cost, as previously reported	105,292		90,301	127,653
Restatement	(29,464)		(68,175)	—

Total prepaid pension cost, as restated	75,828		22,126	127,653

*	net of curtailment effect during 2011 and 2013 due to VSS and ESP (Note 26)

(iii)	Movements in the fair value of plan assets are as follows:

2011	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	793,664	59,294	852,958
Actual return on plan assets	44,985	5,353	50,338
Actuarial gain (loss) on plan assets	16,841	(925)	15,916
Contributions	378	9,653	10,031
Actual benefits paid	(378,978)	(11,363)	(390,341)

Fair value of plan assets at end of year	476,890	62,012	538,902

2012	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	476,890	62,012	538,902
Actual return on plan assets	33,072	4,509	37,581
Actuarial gain (loss) on plan assets	12,222	(4,077)	8,145
Contributions	883	9,653	10,536
Actual benefits paid	(9,751)	(9,078)	(18,829)

Fair value of plan assets at end of year	513,316	63,019	576,335

2013	The Company	Lintasarta	Total
Fair value of plan assets at beginning of year	513,316	63,019	576,335
Actual return on plan assets	30,376	4,014	34,390
Actuarial gain (loss) on plan assets	17,534	(3,860)	13,674
Contributions	782	9,653	10,435
Actual benefits paid	(83,099)	(1,876)	(84,975)

Fair value of plan assets at end of year	478,909	70,950	549,859

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(iv)	Movements in the present value of the defined benefit obligation are as follows:

2011	The Company	Lintasarta	Total
Present value of benefit obligation at beginning of year	700,410	50,215	750,625
Interest cost	43,786	4,189	47,975
Current service cost	27,167	3,839	31,006
Actuarial gain on obligation	(12,066)	(561)	(12,627)
Effect of settlement	(358,597)	(9,080)	(367,677)
Actual benefits paid	(18,750)	(1,858)	(20,608)
Effect of curtailment	(18,886)	1,645	(17,241)
Effect of changes in demographic assumptions	(8,462)	—	(8,462)
Effect of changes in financial assumptions	55,206	4,877	60,083

Present value of benefit obligation at end of year	409,808	53,266	463,074

2012	The Company	Lintasarta	Total
Present value of benefit obligation at beginning of year	409,808	53,266	463,074
Interest cost	28,346	3,590	31,936
Current service cost	25,617	3,219	28,836
Actuarial loss on obligation	2,434	356	2,790
Effect of settlement	—	(4,360)	(4,360)
Actual benefits paid	(9,751)	(3,909)	(13,660)
Effect of curtailment	—	917	917
Effect of changes in demographic assumptions	(891)	(146)	(1,037)
Effect of changes in financial assumptions	38,291	7,422	45,713

Present value of benefit obligation at end of year	493,854	60,355	554,209

2013	The Company	Lintasarta	Total
Present value of benefit obligation at beginning of year	493,854	60,355	554,209
Interest cost	28,829	3,434	32,263
Current service cost	28,310	3,722	32,032
Actuarial loss (gain) on obligation	1,763	(473)	1,290
Immediate recognition of prior service cost	—	(2,803)	(2,803)
Actual benefits paid	(14,586)	(629)	(15,215)
Effect of curtailment	8,129	—	8,129
Effect of settlement	(68,193)	—	(68,193)
Effect of changes in demographic assumptions	—	—	—
Effect of changes in financial assumptions	(105,924)	(13,582)	(119,506)

Present value of benefit obligation at end of year	372,182	50,024	422,206

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(v)	Movements in the prepaid pension cost are as follows:

2011	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	93,254	9,080	102,334
Contribution to Jiwasraya	378	9,653	10,031
Net periodic pension cost	(7,082)	(4,320)	(11,402)
Refund from Jiwasraya	(1,631)	(426)	(2,057)
Other comprehensive income	(17,837)	(5,241)	(23,078)

Prepaid pension cost at end of year	67,082	8,746	75,828

2012	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	67,082	8,746	75,828
Contribution to Jiwasraya	883	9,653	10,536
Net periodic pension cost	(20,891)	(3,217)	(24,108)
Refund from Jiwasraya	—	(808)	(808)
Other comprehensive income	(27,613)	(11,709)	(39,322)

Prepaid pension cost at end of year	19,461	2,665	22,126

2013	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	19,461	2,665	22,126
Contribution to Jiwasraya	782	9,653	10,435
Net periodic pension cost	(34,892)	(339)	(35,231)
Refund from Jiwasraya	(320)	(1,247)	(1,567)
Other comprehensive income	121,695	10,195	131,890

Prepaid pension cost at end of year	106,726	20,927	127,653

(vi)	Prepaid pension cost consists of:

		December 31,
	January 1, 2012 (Restated)	2012 (Restated)	2013
Current portion (presented as part of “Prepaid Expenses”)
The Company	1,730	1,224	1,276
Lintasarta	381	232	2,563

	2,111	1,456	3,839

Long-term portion (presented as “Long-term prepaid pension—net of current portion”)
The Company	65,352	18,237	105,450
Lintasarta	8,365	2,433	18,364

	73,717	20,670	123,814

Total prepaid pension cost	75,828	22,126	127,653

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(vii)	The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

Investment Types	January 1, 2012		December 31, 2012		December 31, 2013
	Quoted Market	Unquoted Market	Quoted Market	Unquoted Market	Quoted Market	Unquoted Market
Time Deposits	—	12.76%	—	12.10%	—	6.15%
Bonds	0.40%	2.99%	1.11%	2.62%	1.23%	1.47%
Policy Loan	—	1.83%	—	1.58%	—	0.84%
Shares	0.84%	—	4.55%	—	17.19%	—
Mutual Funds	67.40%	1.57%	63.78%	1.42%	33.12%	1.75%
Unit Link Mutual Funds	8.48%	—	9.46%	—	5.19%	0.00%
Properties	—	3.10%	—	2.80%	—	32.73%
Direct Placement	—	0.63%	—	0.57%	—	0.33%
Others	—	0.01%	—	0.01%	—	—

Total	77.12%	22.89%	78.90%	21.10%	56.73%	43.27%

Jiwasraya’s principal investment objectives are to ensure the availability of funds to pay pension benefit as it become due under a broad range of future economic probabilities, to maximize long-term investment return with an acceptable level of risk based on the Group pension obligations, and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. As of December 31, 2013, Jiwasraya changes its major categories of plan assets to properties from mutual funds, to maximize the investment return of the plan assets.

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled.

(viii)	A quantitative sensitivity analysis for significant assumptions as of December 31, 2013 is as follows:

	Discount Rate
	1% Increase	1% Decrease
The Company
Sensitivity level	10%	8%
Impact on the net Defined Benefit Obligation (DBO)	342,399	394,706

Lintasarta
Sensitivity level	10%	9%
Impact on the net DBO	46,396	54,061

(ix)	The maturity of defined benefit obligation as of December 31, 2013 is as follows:

	The Company	Lintasarta	Total
Within the next 12 months (the next annual reporting period)	15,189	1,684	16,873
Between 2 and 5 years	140,898	12,045	152,943
Between 5 and 10 years	322,505	56,191	378,696
Beyond 10 years	788,649	108,889	897,538

Total	1,267,241	178,809	1,446,050

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The average duration of the defined benefit plan obligation at the end of reporting period is 13.7 years and 9.2 years for the Company and Lintasarta, respectively.

B. Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10%—20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of the employees for the years ended December 31, 2011, 2012 and 2013 amounted to Rp43,709, Rp49,836 and Rp53,473, respectively, which include total contributions for key management personnel amounting to Rp2,436 for each of the years ended December 31, 2011, 2012 and 2013. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

C. Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits under either this law or the defined benefit pension plan, depending upon the commencement date of their employment.

The net periodic pension cost under the Labor Law for the years ended December 31, 2011, 2012 and 2013 was calculated based on the actuarial valuations as of December 31, 2011, 2012 and 2013, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2011	2012	2013
Annual discount rate	7.5%	6.0 and 6.5%	9.0 and 9.5%
Annual rate of increase in compensation	8.0 and 9.0%	7.5 and 8.5%	7.5 and 8.5%

(i)	The composition of the periodic pension cost under the Labor Law are as follows:

2011	The Company	Lintasarta	IMM	Total
Service cost	24,738	2,002	2,614	29,354
Net interest on the net defined benefit liability (asset)	12,855	2,064	968	15,887
Curtailment gain	(38,829)	(890)	—	(39,719)

Net periodic pension cost (income) under the Labor Law (Note 26)	(1,236)	3,176	3,582	5,522

2012	The Company	Lintasarta	IMM	Total
Service cost	25,711	3,289	2,632	31,632
Net interest on the net defined benefit liability (asset)	18,776	1,775	1,166	21,717
Immediate recognition of past service cost—vested benefit	—	—	(523)	(523)
Curtailment gain	—	(395)	—	(395)

Net periodic pension cost under the Labor Law (Note 26)	44,487	4,669	3,275	52,431

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2013	The Company	Lintasarta	IMM	Total
Service cost	30,321	4,160	2,917	37,398
Net interest on the net defined benefit liability (asset)	19,427	2,944	1,279	23,650
Immediate recognition of past service cost—vested benefit	—	728	—	728
Curtailment gain	(6,935)	—	—	(6,935)

Net periodic pension cost under the Labor Law (Note 26)	42,813	7,832	4,196	54,841

(ii)	The compositions of the accrued pension cost under the Labor Law are as follows:

		December 31,
	January 1, 2012 (Restated)	2012 (Restated)	2013
Projected benefit obligation	291,135 *	367,641	244,877	*
Plan assets at fair value	—	—	—
Unrecognized actuarial loss	(83,494)	(105,413)	—
Unrecognized past service cost	(8,612)	(7,795)	—

Accrued pension cost, as previously reported	199,029	254,433	244,877
Restatement	92,106	113,208	—

Accrued pension cost, as restated	291,135	367,641	244,877

*	net of curtailment effect during 2011 and 2013 due to VSS and ESP (Note 26)

(iii)	Movements in the present value of pension cost obligation under the Labor Law are as follows:

2011	The Company	Lintasarta	IMM	Total
Present value of benefit obligation at beginning of year	182,572	24,340	10,842	217,754
Actuarial loss (gain) on obligation	75,163	(5,182)	(1,442)	68,539
Current service cost	24,740	2,003	2,612	29,355
Interest cost	12,855	2,064	969	15,888
Actual benefits paid	(1,826)	(111)	(255)	(2,192)
Effect of curtailment	(38,828)	(890)	—	(39,718)
Effect of changes in demographic assumptions	(63,857)	—	—	(63,857)
Effect of changes in financial assumptions	60,169	1,936	3,261	65,366

Present value of benefit obligation at end of year	250,988	24,160	15,987	291,135

2012	The Company	Lintasarta	IMM	Total
Present value of benefit obligation at beginning of year	250,988	24,160	15,987	291,135
Current service cost	25,711	3,289	2,632	31,632
Interest cost	18,776	1,775	1,166	21,717
Actuarial loss (gain) on obligation	(889)	16,734	57	15,902
Actual benefits paid	(1,290)	(186)	(878)	(2,354)
Immediate recognition of past service cost	—	—	(523)	(523)
Effect of curtailment	—	(395)	—	(395)
Effect of changes in demographic assumption	(1,490)	(50)	(79)	(1,619)
Effect of changes in financial assumptions	7,604	3,162	1,380	12,146

Present value of benefit obligation at end of year	299,410	48,489	19,742	367,641

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2013	The Company	Lintasarta	IMM	Total
Present value of benefit obligation at beginning of year	299,410	48,489	19,742	367,641
Current service cost	30,321	4,160	2,917	37,398
Interest cost	19,427	2,944	1,279	23,650
Actuarial loss (gain) on obligation	(682)	10,904	(3,000)	7,222
Actual benefits paid	(1,074)	(463)	(143)	(1,680)
Immediate recognition of past service cost	—	728	—	728
Effect of settlement	(9,498)	—	—	(9,498)
Effect of curtailment	(6,935)	—	—	(6,935)
Effect of changes in demographic assumptions	—	—	—	—
Effect of changes in financial assumption	(148,064)	(18,446)	(7,139)	(173,649)

Present value of benefit obligation at end of year	182,905	48,316	13,656	244,877

(iv)	Movements in the accrued pension cost under the Labor Law are as follows:

2011	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	182,572	24,340	10,842	217,754
Periodic Labor Law cost	(1,236)	3,176	3,582	5,522
Benefit payment	(1,826)	(111)	(255)	(2,192)
Other comprehensive income	71,478	(3,245)	1,818	70,051

Accrued pension cost under the Labor Law at end of year	250,988	24,160	15,987	291,135

2012	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	250,988	24,160	15,987	291,135
Periodic Labor Law cost	44,487	4,669	3,275	52,431
Benefit payment	(1,290)	(186)	(878)	(2,354)
Other comprehensive income	5,225	19,846	1,358	26,429

Accrued pension cost under the Labor Law at end of year	299,410	48,489	19,742	367,641

2013	The Company	Lintasarta	IMM	Total
Accrued pension cost under the Labor Law at beginning of year	299,410	48,489	19,742	367,641
Periodic Labor Law cost	42,813	7,832	4,196	54,841
Benefit payment	(10,572)	(463)	(143)	(11,178)
Other comprehensive income	(148,746)	(7,542)	(10,139)	(166,427)

Accrued pension cost under the Labor Law at end of year	182,905	48,316	13,656	244,877

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of January 1, 2012, December 31, 2012 and 2013, the current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp4,700, Rp5,119 and Rp5,396, respectively, and the non-current portion included in employee benefit obligations (Note 22) amounted to Rp286,435, Rp362,522 and Rp239,481, respectively.

(v)	A quantitative sensitivity analysis for significant assumptions as of December 31, 2013 is as follows:

	Discount Rate
	1% Increase	1% Decrease
The Company
Sensitivity level	10.5%	8.5%
Impact on the net Defined Benefit Obligation (DBO)	163,427	205,544

Lintasarta
Sensitivity level	10%	8%
Impact on the net DBO	43,694	53,615

IMM
Sensitivity level	10.5%	8.5%
Impact on the net DBO	11,993	15,629

(vi)	The maturity of defined benefit obligation as of December 31, 2013 is as follows:

	The Company	Lintasarta	IMM	Total
Within the next 12 months (the next annual reporting period)	4,683	713	170	5,566
Between 2 and 5 years	27,871	5,791	2,862	36,524
Between 5 and 10 years	88,989	39,772	7,480	136,241
Beyond 10 years	1,693,518	279,362	225,547	2,198,427

Total	1,815,061	325,638	236,059	2,376,758

The average duration of the defined benefit plan obligation at the end of reporting period is 13.4 years, 12.0 years and 15.3 years for the Company, Lintasarta, and IMM, respectively.

D. Post-retirement Healthcare

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

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•	16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•	16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the years ended December 31, 2011, 2012 and 2013 was calculated based on the actuarial valuations as of December 31, 2011, 2012 and 2013. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2011	2012	2013
Annual discount rate	8.0%	7.0%	9.5%
Ultimate cost trend rate	6.0%	6.0%	6.0%
Next year trend rate	12.0%	10.0%	8.0%
Period to reach ultimate cost trend rate	3 years	2 years	1 year

(i)	The compositions of the periodic post-retirement healthcare cost are as follows:

	2011	2012	2013
Net interest on the net defined benefit liability	68,955	54,484	70,832
Service cost	24,149	27,712	40,321
Curtailment gain	(230,599)	—	(21,046)

Net periodic post-retirement healthcare cost (income) (Note 26)	(137,495)	82,196	90,107

(ii)	The compositions of the accrued post-retirement healthcare cost are as follows:

		December 31,
	January 1, 2012 (Restated)	2012 (Restated)	2013
Projected benefit obligation	687,789 *	1,017,673	482,526	*
Plan assets at fair value	—	—	—
Unrecognized actuarial loss	(103,679)	(362,116)	—
Unrecognized past service cost	(15,401)	(7,662)	—

Accrued post-retirement healthcare cost, as previously reported	568,709	647,895	482,526
Restatement	119,080	369,778	—

Accrued post-retirement healthcare cost, as restated	687,789	1,017,673	482,526

*	net of curtailment effect during 2011 and 2013 due to VSS and ESP (Note 26)

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

(iii)	Movements in the present value of defined benefit obligation during the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Present value of benefit obligation at beginning of year	846,636	687,789	1,017,673
Interest cost	68,955	54,484	70,832
Current service cost	24,149	27,712	40,321
Actual benefits paid	(10,978)	(13,470)	(11,569)
Effect of changes in demographic assumptions	(29,450)	65,637	—
Effect of changes in financial assumptions	179,780	174,068	(317,082)
Effect of curtailment	(230,600)	—	(21,046)
Effect of settlement	—	—	(10,700)
Actuarial loss (gain) on obligation	(160,703)	21,453	(285,903)

Present value of benefit obligation at end of year	687,789	1,017,673	482,526

(iv)	Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Beginning balance	846,636	687,789	1,017,673
Net periodic post-retirement healthcare cost	(137,495)	82,196	90,107
Benefit payment	(10,978)	(13,470)	(22,269)
Other comprehensive income	(10,374)	261,158	(602,985)

Ending balance	687,789	1,017,673	482,526

As of January 1, 2012, December 31, 2012 and 2013, the current portion of post-retirement healthcare cost included in accrued expenses (Note 17) amounted to Rp12,957, Rp15,160 and Rp12,799, respectively, and the non-current portion included in employee benefit obligations (Note 22) amounted to Rp674,832, Rp1,002,513 and Rp469,727, respectively.

(v)	A quantitative sensitivity analysis for significant assumptions as of December 31, 2013 is as follows:

	Discount Rate		Estimated Healthcare Cost Increase Rate
	1% Increase	1% Decrease	1% Increase	1% Decrease
Sensitivity level	10.5%	8.5%	7%	5%
Impact on the net Defined Benefit Obligation (DBO)	408,735	577,354	579,778	406,023

(vi)	The maturity of defined benefit obligation as of December 31, 2013 is as follows:

Period	Amount
Within the next 12 months (the next annual reporting period)	12,799
Between 2 and 5 years	63,040
Between 5 and 10 years	116,985
Beyond 10 years	1,514,111

Total	1,706,935

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The average duration of the defined benefit plan obligation at the end of reporting period is 19.3 years.

31. ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013
Cash and cash equivalents (Note 4)
Government-related entities:
State-owned banks	977,960	1,534,068	878,959	1.82	2.75	1.59

Accounts receivable—trade (Note 5)
Government-related entities:
State-owned companies	358,423	593,773	600,185	0.67	1.07	1.09
Ultimate parent company:
Ooredoo	6,927	23,509	56,334	0.01	0.04	0.10

Total	365,350	617,282	656,519	0.68	1.11	1.19
Less allowance for impairment of accounts receivable	47,107	42,632	24,316	0.09	0.08	0.04

Net	318,243	574,650	632,203	0.59	1.03	1.15

Prepaid expenses
Government-related entities:
State-owned companies	8,222	6,543	17,701	0.01	0.01	0.04
Governmental departments	205	84	335	0.00	0.00	0.00
Entity under significant influence:
Kopindosat	3,681	2,579	1,944	0.01	0.01	0.00

Total	12,108	9,206	19,980	0.02	0.02	0.04

Other current and non-current financial assets
Government-related entities:
State-owned banks	193,679	162,071	149,868	0.36	0.29	0.27
Governmental departments	87	87	87	0.00	0.00	0.00

Total	193,766	162,158	149,955	0.36	0.29	0.27

Due from related parties
Entity under significant influence:
Kopindosat	6,012	6,188	3,169	0.01	0.02	0.01
Government-related entities:
State-owned companies	1,583	1,870	2,325	0.00	0.00	0.00
Key management personnel:
Senior management	3,020	1,621	1,688	0.01	0.00	0.00
Ultimate parent company:
Ooredoo	54	694	—	0.00	0.00	—

Total	10,669	10,373	7,182	0.02	0.02	0.01
Less allowance for impairment of receivables	15	15	15	0.00	0.00	0.00

Net	10,654	10,358	7,167	0.02	0.02	0.01

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013
Long-term prepaid rentals—net of current portion
Government-related entities:
State-owned companies	21,587	21,346	21,082	0.04	0.04	0.04
Entity under significant influence:
Kopindosat	9,962	4,275	6,212	0.02	0.01	0.01

Total	31,549	25,621	27,294	0.06	0.05	0.05

Long-term advances
Entities under significant influence:
PT Personel Alih Daya	12,148	—	—	0.02	—	—
Government-related entities:
State-owned companies	44	—	—	0.00	—	—

Total	12,192	—	—	0.02	—	—

Long-term prepaid pension—net of current portion (Note 30)
State-owned companies	73,717	20,670	123,814	0.14	0.04	0.22

Short and long-term bank loan (Note 14)
Government-related entities:
State-owned bank	1,499,256	299,529	1,499,849	4.33	0.82	3.95

Accounts payable—trade
Government-related entities:
State-owned companies	23,233	22,614	41,603	0.07	0.06	0.11
Entities under significant influence:
Kopindosat	—	—	5,941	—	—	0.02
Ultimate parent company:
Ooredoo	348	36	59	0.00	0.00	0.00

Total	23,581	22,650	47,603	0.07	0.06	0.13

Procurement payable (Note 15)
Entities under significant influence:
PT Personel Alih daya	16,319	17,993	15,934	0.05	0.05	0.04
Kopindosat	9,872	11,875	13,581	0.03	0.03	0.04
Government-related entities:
State-owned companies	9,882	13,915	14,473	0.02	0.04	0.04

Total	36,073	43,783	43,988	0.10	0.12	0.12

Accrued expenses
Government-related entities:
State-owned companies	66,399	56,590	108,571	0.19	0.15	0.29
Entities under significant influence:
PT Personel Alih Daya	18,222	40,420	46,118	0.05	0.11	0.12
Kopindosat	5,817	10,265	14,464	0.02	0.03	0.04
Key management personnel:
Senior management	37,851	43,610	—	0.11	0.12	—

Total	128,289	150,885	169,153	0.37	0.41	0.45

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Total Assets/ Liabilities (%)
	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013
Due to related parties
Ultimate parent company:
Ooredoo	552	25,968	17,046	0.00	0.07	0.04
Government-related entities:
State-owned companies	14,928	16,821	6,763	0.04	0.05	0.02
Entity under significant influence:
Kopindosat	—	—	6,486	—	—	0.02
PT Personel Alih Daya	—	—	3,006	—	—	0.01

Total	15,480	42,789	33,301	0.04	0.12	0.09

Other current and non-current liabilities
Government-related entities:
Governmental departments	2,141	4,131	—	0.00	0.01	—
State-owned companies	6,455	—	11,025	0.02	—	0.03

Total	8,596	4,131	11,025	0.02	0.01	0.03

Loans payable (Note 18)
Government- related entities:
State-owned banks	998,843	—	—	2.89	—	—

	Amount			Percentage to Respective Income or Expenses (%)
	2011 (Restated)	2012 (Restated)	2013	2011 (Restated)	2012 (Restated)	2013
Revenues
Government-related entities:
State-owned companies	1,459,979	1,509,179	1,729,361	7.10	6.73	7.26
Governmental departments	24,823	224,219	240,842	0.12	1.00	1.01
Ultimate parent company:
Ooredoo	69,978	78,672	88,982	0.34	0.36	0.37
Entities under significant influence:
Kopindosat	—	549	666	—	0.00	0.00

Total	1,554,780	1,812,619	2,059,851	7.56	8.09	8.64

Expenses
Cost of services
Government-related entities:
State-owned companies	1,567,294	1,810,335	2,446,334	9.10	9.41	10.94
Entities under significant influence:
Kopindosat	121,456	24,298	138,768	0.68	0.13	0.62
PT Personel Alih Daya	93,190	70,967	115,913	0.53	0.37	0.51
Ultimate parent company:
Ooredoo	66,619	52,737	72,789	0.38	0.27	0.33

Total	1,848,559	1,958,337	2,773,804	10.69	10.18	12.40

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Amount			Percentage to Respective Income or Expenses (%)
	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013
Personnel
Key management personnel:
Senior management Short-term employee benefits	102,156	147,439	165,498	0.59	0.76	0.74
Termination benefits	46,316	1,210	11,701	0.27	0.01	0.05
Other long-term benefits	16,481	14,860	10,748	0.09	0.08	0.05

Sub-total	164,953	163,509	187,947	0.95	0.85	0.84

Government-related entities:
State-owned companies	11,402	24,108	35,231	0.06	0.13	0.16
Entity under significant influence:
PT Personel Alih Daya	21,028	—	—	0.13	—

Total	197,383	187,617	223,178	1.14	0.98	1.00

Marketing
Entities under significant influence:
PT Personel Alih Daya	75,905	88,688	108,100	0.44	0.46	0.48
Kopindosat	15,963	21,230	27,092	0.09	0.11	0.12
Government-related entities:
State-owned companies	62	2	—	0.00	0.00	0.00

Total	91,920	109,920	135,192	0.53	0.57	0.60

General and administration
Government-related entities:
State-owned companies	100,234	31,023	37,737	0.58	0.16	0.17
Entities under significant influence:
Kopindosat	24,294	22,676	26,699	0.14	0.12	0.12
PT Personel Alih Daya	17,971	14,838	25,127	0.10	0.08	0.11

Total	142,499	68,537	89,563	0.82	0.36	0.40

Other expenses - net
Government-related entities:
State-owned banks	53,281	20,491	26,656	2.91	0.75	0.55

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The relationship and nature of account balances/transactions with related parties are as follows:

No	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Government—related entities	Cash and cash equivalents, account receivable—trade, other current and non-current financial and non-financial assets, short-term bank loan and loan payable

2.	State-owned companies	Government—related entities	Accounts receivable—trade, prepaid expenses, due from related parties, long-term prepaid rentals, long-term advances, long-term prepaid pension, accounts payable—trade, procurement payable, accrued expenses, due to related parties, other current and non-current financial and non-financial liabilities, revenues, expenses—cost of services, expenses—personnel, expenses—marketing and expenses—general and administration

3.	Ooredoo	Ultimate parent company	Accounts receivable—trade, due from related parties, accounts payable—trade, due to related parties, revenues and expenses—cost of services

4.	Governmental departments	Government—related entities	Prepaid expenses, other current and non-current financial and non-financial assets, other current and non-current financial and non-financial liabilities and revenues

5.	Kopindosat	Entity under common significant influence	Prepaid expenses, due from related parties, long-term prepaid rentals, accounts payable -trade, procurement payable, accrued expenses, due to related parties, revenues, expenses—cost of services, expenses—marketing and expenses—general and administration

6.	Senior management (consist of members of Boards of Directors and Commissioners and those who directly report to the Board of Directors)	Key management personnel	Due from related parties, accrued expenses and expenses—personnel

7.	PT Personnel Alih Daya	Entity under common significant influence	Advances and long-term advances, procurement payable, accrued expenses, due to related parties, expenses—cost of services, expenses—personnel, expenses—marketing and expenses—general and administration and expenses

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32. BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2011 (Restated)	2012 (Restated)	2013
Numerator for basic and diluted earnings (loss) per share—profit (loss) for the year attributable to the Owners of the Company, as previously reported	958,068	365,649	(2,798,605)
Restatement	60,147	10,891	—

Numerator for basic and diluted earnings (loss) per share—profit (loss) for the year attributable to the Owners of the Company, as restated	1,018,215	376,540	(2,798,605)
Denominator for basic and diluted earnings (loss) per share—weighted-average number of shares outstanding during the year	5,433,933,500	5,433,933,500	5,433,933,500

Basic and diluted earnings (loss) per share	187.38	69.29	(515.02)

Basic and diluted earnings (loss) per ADS (50 B shares per ADS)	9,369.04	3,464.71	(25,751.19)

There are no potential dilutive outstanding shares as of January 1, 2012, December 31, 2012 and 2013.

33. DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Stockholders’ Annual General Meeting (“SAGM”), the shareholders approved, among others, the appropriation of annual profit for cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

SAGM Date	Dividend per Share (Rp)	Dividend Payment Date
2010 Profit
June 24, 2011	59.55	August 5, 2011	*
2011 Profit
May 14, 2012	76.83	June 26, 2012	*
2012 Profit
June 18, 2013	34.52	July 29, 2013	**

*

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia. On July 22 and August 5, 2011, the Company paid dividend amounting to Rp46,248 and Rp277,343, respectively, to the Government and other stockholders for the dividend declared on June 24, 2011.

**

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia. On June 11 and June 26, 2012, the Company paid dividend amounting to Rp59,668 and Rp357,821, respectively, to the Government and other stockholders for the dividend declared on May 14, 2012.

***

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia. On July 29, 2013, the Company paid dividend amounting to Rp26,809 and Rp160,770 to the Government and other stockholders, respectively, for the dividend declared on June 18, 2013.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY

a.

As of December 31, 2013, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$118,767 and Rp1,478,760 (Note 37p).

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/ POs Not Yet Served
October 1, 2010 & December 10, 2012	Procurement of Telecommunications Equipment and Related Services	PT Ericsson Indonesia and Ericsson AB	US$607,990 and Rp2,214,954	US$19,466 and Rp604,983
June 16, 2010 & December 10, 2012	Procurement of Telecommunications Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$537,984 and Rp2,028,054	US$60,013 and Rp302,739
August 2, 2010 & December 21, 2012	Procurement of Telecommunications Infrastructure	PT Huawei Tech Investment	US$177,196 and Rp589,419	US$8,004 and Rp188,695

b.	On December 27, 2013, the Company received SKPKBs from the DGT for the Company’s 2007 and 2008 corporate income tax amounting to Rp110,413 and Rp97,132, respectively (Note 37h).

c.

On December 23, 2013, the Company entered into a 3-year time revolving facility from BTMUFJ amounting to Rp250,000. Drawdowns from this facility will bear interest JIBOR + 2.45% per annum. As of December 31, 2013, the Company has not made any drawdown from this facility.

d.

On November 27, 2013, the Company and Orbital Sciences Corporation entered into an agreement on the procurement of Satellite Palapa E. The contract value ranges from US$124,900 to US$218,300 depending on the price schemes available for the Company up to June 30, 2014. The execution of such contract will also depend on the final evaluation from the Government of the Republic of Indonesia on the Company’s right to use the 150.5 East Latitude (EL) satellite orbital slot (Note 37n). As of December 31, 2013, the Company has paid an upfront payment to Orbital Sciences Corporation amounting to US$1,300.

e.

On October 10, 2013, the Company and Subpartners PTY LTD, Australia entered into a Memorandum of Understanding (“MOU”) on the construction of a fiber optic submarine cable system connecting Perth, Western Australia and Singapore, with an intermediate landing in Jakarta, Indonesia (“APX-West cable system”). The term of MOU will be valid for six months from the date of such MOU or until the definitive agreement is executed, whichever date is earlier.

f.	On May 1, 2013, the Company and PT XL Axiata entered into a cooperation agreement on the construction and use of optic cable for 6 links.

g.

On March 5, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of 2004 SKPLB amounting to Rp60,674. On June 29, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Decision Letter dated March 5, 2012 for the interest compensation related to the issuance of 2004 SKPLB. On July 27, 2012, the Company submitted a Counter-Memorandum Requesting for Reconsideration to the Supreme Court. Based on the Company’s evaluation for the year ended December 31, 2012, the realization of income related with the interest compensation was only probable, instead of virtually certain. Therefore, the interest compensation was not recognized in the Company’s financial statements for the year ended December 31, 2012. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Supreme Court on such request.

h.

In 2012, the Company and Ooredoo, the Group’s ultimate parent company, entered into a cooperation agreement, whereas Ooredoo agreed to provide its personnel to be seconded at the Company’s request. This agreement is valid from January 1, 2012 for a period of five years and shall be automatically extended for additional terms of one year unless terminated by mutual consent of the parties thereto or upon the liquidation or insolvency of any of the parties thereto. For the years ended December 31, 2013 and 2012, the Company recorded the cost for the secondees totaling Rp44,273 and Rp76,596, respectively, as part of “General and Administration Expenses—Professional Fees”.

In 2012, the Company and Ooredoo, the Group’s ultimate parent company, also entered into a cooperation agreement, whereas Ooredoo agreed to make available its personnel to provide project management and consultancy services at the Company’s request. This agreement has an unlimited term until terminated by mutual consent of the parties thereto or upon the liquidation or insolvency of any of the parties thereto. Terms and conditions of such services are to be provided at arm’s length terms which are to be agreed upon on a project by project basis. For the years ended December 31, 2013 and 2012, the Company recorded the cost for the project management and consultancy services totaling Rp21,475 and Rp nil, respectively, as part of “General and Administration Expenses—Professional Fees”.

i.

On January 18, 2012, the Company and IMM, a subsidiary, were investigated by the Attorney General’s Office (AGO) in connection with the cooperation agreement between the Company and IMM to provide 3G-based broadband internet services. IMM had been accused of illegally sharing or using the Company’s 3G license (Note 1a) without paying annual frequency fee, concession fee and tender upfront fee. The MOCIT, as well as the Indonesian Regulatory Body (BRTI), has made a public statement that IMM has not breached any prevailing regulations; nevertheless, the case continues to be investigated by the AGO.

On July 8, 2013, the Corruption Court issued its final verdict which found Mr. Indar Atmanto, former President Director of IMM, guilty by virtue of representing IMM in signing and entering into a cooperation agreement with the Company and sentenced him to four years imprisonment, and fined him the amount of Rp200 (if Mr. Indar Atmanto fails to pay the fine, he would serve an additional three months imprisonment). In its decision, although IMM has not been named as a defendant, the District Court had also ordered IMM to pay substitution money in the amount of Rp1,358,343 as charged by the prosecutors for the losses sustained by the State.

A petition for an appeal was formally filed by Mr. Indar Atmanto on July 11, 2013 to the High Court of Jakarta (the “Appelate Court”) and subsequently the AGO also filed its appeal on July 15, 2013 to the Appelate Court. On January 10, 2014, the Appellate Court examined the case and reaffirmed the decision of the District Court. The Appellate Court increased the punishment of Mr. Indar Atmanto from four years to eight years imprisonment. The monetary fine and additional prison term (if Mr. Indar Atmanto refuses to pay the monetary fine) remain the same. In addition, the conviction

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

against IMM to pay substitution money in the amount of Rp1,358,343 was annulled. The Appellate Court considered IMM as a separate legal entity, and therefore stated that any cases brought against it must be indicted separately as it was not named as a defendant in the original case against Mr. Indar Atmanto.

As of the issuance date of the consolidated financial statements, the Appellate Court decision is not yet final and binding as Mr. Indar Atmanto, as well as the prosecutors, has submitted their respective petitions for cassation. A petition for cassation on behalf of Mr. Indar Atmanto has been filed on January 23, 2014 and the Memorandum of Cassation has been submitted by the lawyers on February 7, 2014 to the Supreme Court. Mr. Indar Atmanto has also submitted his private Memorandum of Cassation on February 7, 2014. The prosecutors have also filed petition for cassation since the Appellate Court’s verdict is less than their prosecution plan and has annulled the charge of substitution money against IMM. This cassation implies that the prosecutors will not execute the decision of the Appellate Court before the Supreme Court issued its decision which, under Indonesian law, is considered as a final and binding decision.

As of December 31, 2013, the Company did not accrue any liabilities related to the legal case because the Company believes, as supported by MOCIT and its legal counsel, that the cooperation agreement between Indosat and IMM does not breach any prevailing laws.

j.

On December 30, 2011, Lintasarta, entered into agreements with MOCIT-Balai Telekomunikasi dan Informasi Pedesaan (“MOCIT-BTIP”), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements cover a four-year concession period and have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively. In accordance with the contract, Lintasarta received advance payments representing 15% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer the assets subject to the concession agreement back to the local government.

Subsequently on January 10, 2012, Lintasarta, also entered into an agreement with MOCIT-BTIP for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp91,491. The terms and conditions of this agreement are consistent with those of the agreement above.

On July 9, 2012, the agreements were amended to extend the period of pre-operational stage from six months to sixteen months for WiFi 3 and 4 and to fourteen months for WiFi 6 starting from the issuance of the work order letter.

The consideration received or receivable in exchange for Lintasarta’s infrastructure construction services or its acquisition of infrastructure to be used in the arrangements was recognized as a financial asset to the extent that Lintasarta has an unconditional contractual right to receive cash or other financial asset for its construction services from or at the direction of the grantor.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of January 1, 2012, December 31, 2012 and 2013, the current portions of outstanding receivables arising from this service concession arrangement amounting to Rp nil, Rp nil and Rp15,258, respectively, are classified as part of “Trade Accounts Receivable—Related Parties”, while the long-term portions of the outstanding receivables amounting to Rp nil, Rp8,974, Rp8,383, respectively, are classified as part of “Other Non-current Financial Assets”. Revenues from construction services earned by Lintasarta for the years ended December 31, 2011, 2012 and 2013 amounting to Rp nil, Rp37,175 and Rp13,787, respectively, are classified as part of “Revenues—MIDI”.

On February 8, 2012, Lintasarta entered into an agreement with PT Widtech Indonesia, for the procurement of equipment and infrastructure required for the construction of WiFi, as agreed with MOCIT-BTIP above, with total contract value amounting to Rp121,927. On May 29, 2013, the agreements were amended to change the payment of work progress.

k.

In May 2011 to March 2012, the Company issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amounts of US$34,829 and Rp208,948 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,462 and Rp171,844 to Nokia for the installation services and additional equipment. For the year ended December 31, 2013, the carrying amount of the cellular technical equipment units given up amounted to Rp57,069 (Note 8) and the accumulated carrying amount of such equipment up to December 31, 2013 amounted to Rp446,468.

l.

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum Requesting for Reconsideration (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum Requesting for Reconsideration to the Supreme Court. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Supreme Court on such request.

m.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-BTIP, whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract values. The agreements are non-cancellable and cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totaling Rp18,200 as a performance bond for the four-year contract period. These deposits are classified as part of “Other Non-current Financial Assets”. In accordance with the agreements, Lintasarta received advance payments representing 20% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the agreements, Lintasarta and MOCIT-BTIP plan to renegotiate the terms and conditions of any new arrangements.

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements are non-cancellable and cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011. In accordance with the agreements, Lintasarta received advance payments representing 15% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer all assets subject to the concession agreement to the local government.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement had been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with MOCIT-BTIP above, with total contract values amounting to Rp276,274 and Rp60,739, respectively.

Subsequently on January 3, 2014, the agreement for PLIKB of Work Package 2 was amended to, among others, amend the clause with respect to the calculation of performance related compensation.

As of December 31, 2013 and 2012, the current portions of outstanding receivables are classified as part of “Trade Accounts Receivable—Related Parties” amounting to Rp270,204 and Rp283,945, respectively, while the long-term portions amounting to Rp20,754 and Rp45,097, respectively, are classified as part of “Other Non-current Financial Assets”.

There is no revenue from construction services earned by Lintasarta for the year ended December 31, 2013.

n.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunications (“Hutchison”) for a period of 12 years, to PT Axis Telecom (previously PT Natrindo Telepon Selular) (“Axis”) for a period of 10 years, to PT XL Axiata Tbk (“XL Axiata”) for a period of 10 years, to PT Berca Global Access (“Berca”) for a period of 10 years, to PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and to PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, Axis and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

On August 18, 2011, the Company and Hutchison amended their tower leasing agreement covering changes in certain arrangements with respect to, among others, amount of compensation paid to landlords or residents around the leased site shouldered by the Company, penalty charged for overdue payments and effective lease period.

On December 11, 2012, the Company agreed to lease part of its In-Building Coverage telecommunication infrastructure and sites to Hutchison for a period of 5 years.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Future minimum lease receivables under the agreements as at December 31, 2013 and 2012 and January 1, 2012 / December 31, 2011 are as follows:

	January 1, 2012/ December 31, 2011	December 31,
		2012	2013
Within one year	471,284	655,894	444,932
After one year but not more than five years	1,874,860	2,597,263	1,729,048
More than five years	1,817,218	2,211,422	1,339,623

Total	4,163,362	5,464,579	3,513,603

o.

During 2008-2013, the Company entered into several agreements with PT Solusi Menara Indonesia, PT Professional Telekomunikasi Indonesia (“Protelindo”), PT Solusindo Kreasi Pratama, XL Axiata, Mitratel, PT BIT Teknologi Nusantara, PT Solusi Tunas Pratama, PT Corona Telecommunication Services, PT Mitrayasa Sarana Informasi and Tower Bersama (Note 29) for the Company to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

Future minimum rentals payable under the finance lease agreements as at December 31, 2013 are as follows:

	Minimum payments	Present value of payments
Within one year	772,032	346,357
After one year but not more than five years	3,014,118	1,808,332
More than five years	2,112,762	1,785,780

Total	5,898,912	3,940,469
Less amount representing finance charge	1,958,443	—

Present value of minimum lease payments	3,940,469	3,940,469

Current portion (presented as part of Other Current Financial Liabilities)		346,357
Long-term portion (presented as Obligations under Finance Lease)		3,594,112

Total		3,940,469

p.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totaling Rp640,379 and Rp548,154 for the years ended December 31, 2013 and 2012, respectively.

q.	On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities agreement has been amended several times. On September 20,

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2011, the expiration date of the facilities was extended up to April 30, 2012 and the interest rate and certain provisions of the agreement were changed as follows:

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

•

The facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectability declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

On March 27, 2012, the Company received the letter from HSBC extending these facilities up to April 30, 2013. Furthermore, on July 8, 2013, the Company received the letter from HSBC extending these facilities up to June 30, 2014.

r.

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

As of December 31 2013, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$3,971. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

s.	Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/ channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The period of the agreement may be extended based on mutual agreement.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The aforementioned agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponders to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the tenth amendment agreement dated March 7, 2012. Transponder lease expense charged to operations amounting to Rp33,044 and Rp27,371 for the years ended December 31, 2013 and 2012, respectively, is presented as part of “Expenses—Cost of Services—Leased Circuits” (Note 25) in the consolidated statements of comprehensive income.

35. OPERATING SEGMENT INFORMATION

The Group manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operates in one geographical area only, so no geographical information on segments is presented.

The cellular segment currently provides the network coverage in all major cities and population centers across Indonesia by using GSM 900 and GSM 1800 technology. Its primary service is the provision of voice and data transfer which is sold through post-paid and prepaid plans.

The fixed telecommunication segment is the provider of international long-distance services, fixed wireless services, Direct Long Distance (DLD) services and local fixed telephony services.

The MIDI segment offers products and services which include internet, high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services.

Refer to Notes 2f5 and 24 for the description of type of products and services under each reporting segment.

No operating segments have been aggregated to form the above reportable operating segments.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Management monitors the operating results of the Group’s business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements. The Group’s financing (including financing cost and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Operating segments are reported based on financial information determined in conformity with Indonesian Financial Accounting Standards (“IFAS”), which reporting is also consistent with the internal reporting provided to the chief operational decision maker. The chief operational decision maker is responsible for allocating resources and assessing performance of the operating segments, and has been identified as a steering committee that makes strategic decisions.

Inter-segment revenue relates to revenue between the reporting segments and has been eliminated on consolidation.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

Consolidated information by industry segment follows:

	Major Segments
	Cellular	Fixed Telecom- munications	MIDI	Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
December 31, 2011 (Restated)
Revenues
Revenues from external customers	16,587,385	1,249,982	2,691,925	—	20,529,292	2,346	20,531,638
Inter-segment revenues	—	—	609,497	(609,497)	—	—	—

Total revenues	16,587,385	1,249,982	3,301,422	(609,497)	20,529,292	2,346	20,531,638
Expenses	13,785,603	1,338,073	2,299,771	—	17,423,447	(72,023)	17,351,424
Operating profit (loss)	2,801,782	(88,091)	392,154	—	3,105,845	74,369	3,180,214
Gain on foreign exchange—net	—	—	—	—	90,919	—	90,919
Others—net	—	—	—	—	(32,455)	2,665	(29,790)

Operating profit	—	—	—	—	3,164,309	77,034	3,241,343
Interest income	—	—	—	—	92,646	—	92,646
Gain on change in fair value of derivatives—net	—	—	—	—	57,944	—	57,944
Financing cost	—	—	—	—	(1,929,354)	—	(1,929,354)
Loss on foreign exchange—net	—	—	—	—	(54,188)	—	(54,188)
Total income tax expense	—	—	—	—	(264,613)	(26,368)	(290,981)

Profit for the year					1,066,744	50,666	1,117,410

Segment assets	48,913,656	2,068,759	8,185,387	(7,929,430)	51,238,372	596,659	51,835,031
Unallocated assets					1,994,640	(30,981)	1,963,659

Assets—net					53,233,012	565,678	53,798,690

Segment liabilities	27,073,313	742,444	3,042,387	(6,269,068)	24,589,076	(33,183)	24,555,893
Unallocated liabilities					9,674,836	361,582	10,036,418

Liabilities—net					34,263,912	328,399	34,592,311

Other disclosures
Capital expenditures	5,576,208	228,834	706,244	—	6,511,286	—	6,511,286
Depreciation and amortization	5,418,955	292,140	847,082	—	6,558,177	11,151	6,569,328
Provision for impairment of receivables	222,215	53,497	260,939	—	536,651	—	536,651

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecom- munications	MIDI	Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
December 31, 2012 (Restated)
Revenues
Revenues from external customers	18,489,329	1,021,450	2,908,033	—	22,418,812	1,765	22,420,577
Inter-segment revenues	—	—	597,914	(597,914)	—	—	—

Total revenues	18,489,329	1,021,450	3,505,947	(597,914)	22,418,812	1,765	22,420,577
Expenses	16,473,013	1,296,127	2,382,450	—	20,151,590	(5,841)	20,145,749
Operating profit (loss)	2,016,316	(274,677)	525,583	—	2,267,222	7,606	2,274,828
Gain on tower sale	—	—	—	—	1,183,963	—	1,183,963
Gain on foreign exchange—net	—	—	—	—	44,793	—	44,793
Others—net	—	—	—	—	(306,080)	—	(306,080)

Operating profit	—	—	—	—	3,189,898	7,606	3,197,504
Interest income	—	—	—	—	133,544	—	133,544
Gain on change in fair value of derivatives—net	—	—	—	—	4,964	—	4,964
Financing cost	—	—	—	—	(2,077,350)	—	(2,077,350)
Loss on foreign exchange—net	—	—	—	—	(789,438)	—	(789,438)
Income tax benefit—net	—	—	—	—	25,798	(5,281)	20,517

Profit for the year					487,416	2,325	489,741

Segment assets	51,599,983	1,417,859	8,460,772	(8,473,481)	53,005,133	585,169	53,590,302
Unallocated assets					2,219,928	(62,949)	2,156,979

Assets—net					55,225,061	522,220	55,747,281

Segment liabilities	29,495,438	448,908	2,521,525	(6,640,808)	25,825,063	618	25,825,681
Unallocated liabilities					10,004,614	527,943	10,532,557

Liabilities—net					35,829,677	528,561	36,358,238

Other disclosures
Capital expenditures	7,449,614	123,983	822,984	—	8,396,581	—	8,396,581
Depreciation and amortization	7,078,187	415,410	779,227	—	8,272,824	11,188	8,284,012
Provision for impairment of receivables	274,949	59,092	230,589	—	564,630	—	564,630

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Major Segments
	Cellular	Fixed Telecom- munications	MIDI	Inter-Segment Eliminations (1)	Total	Adjustments (2)	Consolidated
December 31, 2013
Revenues
Revenues from external customers	19,374,638	1,214,787	3,265,847	—	23,855,272	618	23,855,890
Inter-segment revenues	—	—	724,704	(724,704)	—	—	—

Total revenues	19,374,638	1,214,787	3,990,551	(724,704)	23,855,272	618	23,855,890
Expenses	18,153,802	1,486,404	2,797,422	—	22,437,628	18,092	22,455,720
Operating profit (loss)	1,220,836	(271,617)	468,425	—	1,417,644	(17,474)	1,400,170
Gain on tower sale	—	—	—	—	141,050	—	141,050
Gain on foreign exchange—net	—	—	—	—	224,518	—	224,518
Others—net	—	—	—	—	(273,996)	—	(273,996)

Operating profit	—	—	—	—	1,509,216	(17,474)	1,491,742
Income tax benefit—net	—	—	—	—	667,378	1,286	668,664
Gain on change in fair value of derivatives—net	—	—	—	—	273,259	—	273,259
Interest income	—	—	—	—	107,193	—	107,193
Loss on foreign exchange—net	—	—	—	—	(3,011,410)	—	(3,011,410)
Financing cost	—	—	—	—	(2,212,095)	—	(2,212,095)

Loss for the year					(2,666,459)	(16,188)	(2,682,647)

Segment assets	52,963,887	969,366	8,707,074	(10,548,670)	52,091,657	573,926	52,665,583
Unallocated assets					2,429,234	45,192	2,474,426

Assets—net					54,520,891	619,118	55,140,009

Segment liabilities	31,522,602	640,188	3,072,679	(8,574,051)	26,661,418	—	26,661,418
Unallocated liabilities					11,341,875	(37,282)	11,304,593

Liabilities—net					38,003,293	(37,282)	37,966,011

Other disclosures
Capital expenditures	8,084,870	112,790	1,173,381	—	9,371,041	—	9,371,041
Depreciation and amortization	7,561,379	523,183	873,832	—	8,958,394	11,242	8,969,636
Provision for impairment of receivables	305,370	45,120	170,916	—	521,406	—	521,406

(1)	These include inter-segment assets, liabilities and revenues eliminated upon consolidation.
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
b.

Goodwill: Prior to January 1, 2011, under IFAS, goodwill was previously amortized on a straight-line basis over its useful life. Starting January 1, 2011, IFAS 19 (similar to IAS 36) was adopted and goodwill was no longer amortized but subject to annual impairment testing similar to IFRS. The difference in carrying value relates to the amortization prior to the adoption of IFAS 19.

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

d.	The accounting for employee benefit: Under IFAS, employee benefits use the corridor approach, while under IFRS, employee benefits use the OCI approach.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its loans and bonds payable with floating interest rates.

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis.

(2)	Manage interest rate exposure on its loans and bonds payable by entering into interest rate swap contracts.

As of January 1, 2012, December 31, 2012 and 2013, more than 65%, 82% and 79%, respectively, of the Group’s debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the year.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s profit or loss for the years ended December 31, 2011, 2012 and 2013 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

	2011	2012	2013
Increase/decrease in basis points:
U.S. dollar	8	11	4
Rupiah	107	19	77
Effect on profit (loss) for the year	US$340	US$267	US$27
U.S. dollar	(equivalent to Rp3,084)	(equivalent to Rp2,584)	(equivalent to Rp329)
Rupiah	Rp23,099	Rp4,535	Rp15,198

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date of March 31, 2012, 2013 and 2014. The outlook is

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

that the LIBOR and JIBOR interest rates may move 8, 11 and 4 basis point higher or lower, and 107, 19 and 77 basis points higher or lower, respectively, as compared to the interest rates at the end of the years ended December 31, 2011, 2012 and 2013, respectively.

If LIBOR interest rates were 8, 11 and 4 basis point higher or lower than the market levels for the years ended December 31, 2011, 2012 and 2013, respectively, with all other variables held constant, the Group’s profit (loss) for the years ended and the consolidated equity would be Rp949,287, Rp522,999 lower and (Rp2,101,321) higher or Rp955,455, Rp528,167 higher and (Rp2,100,663) lower; Rp18,756,074, Rp18,864,668 and Rp16,578,352 lower or Rp18,762,242, Rp18,869,836 and Rp16,579,010 higher than the actual results for the years ended December 31, 2011, 2012 and 2013, respectively, mainly due to the higher and lower interest expense on floating rate borrowings.

If JIBOR interest rates were 107, 19 and 77 basis point higher or lower than the market levels for the years ended December 31, 2011, 2012 and 2013, respectively, with all other variables held constant, the Group’s profit (loss) for the years ended and the consolidated equity would be Rp929,272, Rp521,048 lower and (Rp2,116,190) higher; Rp975,470, Rp530,118 higher or (Rp2,085,794) lower; Rp18,736,059, Rp18,862,717 and Rp16,563,483 lower or Rp18,782,257, Rp18,871,787 and Rp16,593,879 higher than the actual results for the years ended December 31, 2011, 2012 and 2013, respectively, mainly due to the higher and lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accrued expenses and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the year.

The Group’s procurement payable is primarily denominated in foreign currencies payable to suppliers and contractors for the purchase and construction or installation of property and equipment, while a significant part of the Group’s accounts receivable represents Indonesian rupiah-denominated collectibles from domestic operators.

To the extent the Indonesian rupiah depreciated further from the exchange rates in effect at December 31, 2011, 2012 and 2013, the Group’s obligations denominated in foreign currencies will increase in Indonesian rupiah terms. However, the increases in these obligations will be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of January 1, 2012, December 31, 2012 and 2013, 27.33%, 31.81% and 26.22%, respectively, of the Group’s U.S. dollar-denominated debts were covered by several currency forward contracts.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of January 1, 2012, December 31, 2012 and 2013:

	January 1, 2012		December 31, 2012		December 31, 2013
	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *	U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents	53,356	483,835	249,279	2,410,529	83,487	1,017,623
Accounts receivable—trade	91,260	827,553	111,612	1,079,285	117,478	1,431,942
Derivative assets	17,573	159,349	7,203	69,654	16,045	195,569
Other current financial assets—net	178	1,613	488	4,719	227	2,762
Other current assets	15	138	—	—	—	—
Due from related parties	317	2,871	106	1,028	45	553
Other non-current financial assets—net	1,578	14,306	1,150	11,121	1,438	17,528

Total assets	164,277	1,489,665	369,838	3,576,336	218,720	2,665,977

Liabilities:
Accounts payable—trade	13,010	117,971	9,343	90,347	10,412	126,913
Procurement payable	220,788	2,002,110	141,102	1,364,458	81,220	989,989
Accrued expenses	45,156	409,476	46,424	448,918	46,170	562,764
Deposits from customers	1,834	16,629	2,478	23,962	2,696	32,866
Derivative liabilities	15,239	138,189	8,401	81,241	3,028	36,903
Other current financial liabilities	41	371	16,676	161,255	17,974	219,091
Due to related parties	9	83	2,685	25,968	1,552	18,915
Loans payable (including current maturities)	653,848	5,929,093	557,193	5,388,055	280,499	3,418,998
Bonds payable (including current maturities)	650,000	5,894,200	650,000	6,285,500	650,000	7,922,850
Obligations under finance lease	—	—	212,757	2,057,362	194,783	2,374,205
Other non-current financial liabilities	—	—	—	—	3,669	44,726

Total liabilities	1,599,925	14,508,122	1,647,059	15,927,066	1,292,003	15,748,220

Net liabilities position	1,435,648	13,018,457	1,277,221	12,350,730	1,073,283	13,082,243

*

The exchange rates used to translate the U.S. dollar amounts into rupiah were Rp9,068 to US$1.00 (in full amounts), Rp9,670 to US$1.00 (in full amounts) and Rp12,189 to US$1.00 (in full amounts) as published by the Indonesian Central Bank as of January 1, 2012, December 31, 2012 and 2013, respectively.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rates, with all other variables held constant, of the Group’s consolidated profit (loss) for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
Change in U.S. dollar exchange rate	1.24%	1.83%	2.90%
Effect on consolidated profit (loss) for the year	Rp122,342	Rp169,551	Rp284,152

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting dates of March 31, 2012, 2013 and 2014. The outlook is that the U.S. dollar exchange rate may strengthen or weaken by 1.24%, 1.83% and 2.90% as compared to the exchange rate at December 31, 2011, 2012 and 2013, respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

If the U.S. dollar exchange rate strengthened or weakened by 1.24%, 1.83% and 2.90% as compared to the exchange rate as of December 31, 2011, 2012 and 2013, respectively, with all other variables held constant, the Group’s profit (loss) for the years then ended would be Rp830,029, Rp356,032 lower and (Rp2,385,144) higher or Rp1,074,713, Rp695,134 higher and (Rp1,816,840) lower while the Group’s consolidated equity would be Rp18,636,816, Rp18,697,701 and Rp16,294,529 lower or Rp18,881,500, Rp19,036,803 and Rp16,862,833 higher than the actual results as of December 31, 2011, 2012 and 2013, respectively, mainly due to the consolidated foreign exchange gain and loss on the translation of U.S. dollar-denominated net liabilities.

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Group has investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from its customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manages and controls this credit risk by setting limits on the amount of risk it is willing to accept for individual or collective customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts. The Group places its cash and cash equivalents in a number of different financial institutions, including state-owned and internationally recognized banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

The table below shows the maximum exposure to credit risk for the components of the consolidated statements of financial position:

	Maximum Exposure (1)
	January 1, 2012	December 31, 2012	December 31, 2013
Loans and receivables:
Cash and cash equivalents	2,224,206	3,917,236	2,233,532
Accounts receivable
Trade—net	1,500,096	2,038,719	2,268,339
Others—net	5,660	22,441	16,294
Other current financial assets—net	24,790	13,382	31,673
Due from related parties—net	10,654	10,358	7,167
Other non-current financial assets—net	209,540	173,400	163,645

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Maximum Exposure (1)
	January 1, 2012	December 31, 2012	December 31, 2013
Held-for-trading:
Currency forward	137,211	39,747	195,569
Cross currency swaps	22,138	29,907	—
Available-for-sale investments:
Other non-current financial assets—other long-term investments—net	2,730	2,730	2,730

Total	4,137,025	6,247,920	4,918,949

(1)	There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

Liquidity risk

Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of its telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage.

Although the Group has substantial existing network infrastructure, the Group expects to incur additional capital expenditures primarily in order to focus cellular network development in areas it anticipate will be high-growth areas, as well as to enhance the quality and coverage of its existing network.

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluates the projected and actual cash flows, including its loan maturity profiles, and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

The table below summarizes the maturity profiles of the Group’s financial liabilities based on contractual undiscounted payments.

	Expected maturity as of December 31,
	2012	2013	2014	2015	2016 and thereafter	Total contractual cash flows	Interest value	Carrying amount
January 1, 2012
Short-term loan	1,579,092	—	—	—	—	1,579,092	(79,836)	1,499,256
Accounts payable—trade	319,058	—	—	—	—	319,058	—	319,058
Procurement payable	3,475,862	—	—	—	—	3,475,862	—	3,475,862
Accrued expenses	1,895,613	—	—	—	—	1,895,613	—	1,895,613
Deposits from customers	37,265	—	—	—	—	37,265	—	37,265
Derivative liabilities	138,189	—	—	—	—	138,189	—	138,189
Other current financial liabilities	196,675	—	—	—	—	196,675	(124,847)	71,828
Due to related parties	—	15,480	—	—	—	15,480	—	15,480
Obligation under financial lease	—	180,602	180,602	180,602	696,670	1,238,476	(468,395)	770,081
Other non-current financial liabilities	—	84,186	34,631	—	—	118,817	(11,384)	107,433
Loans payable	3,732,456	2,774,662	2,245,335	706,241	1,396,047	10,854,741	(1,128,425)	9,726,316
Bonds payable	1,167,023	2,384,195	3,260,902	1,040,592	11,263,104	19,115,816	(6,935,474)	12,180,342

Total	12,541,233	5,439,125	5,721,470	1,927,435	13,355,821	38,985,084	(8,748,361)	30,236,723

	Expected maturity as of December 31,
	2013	2014	2015	2016	2017 and thereafter	Total contractual cash flows	Interest value	Carrying amount
December 31, 2012
Short-term loan	315,736	—	—	—	—	315,736	(16,207)	299,529
Accounts payable—trade	231,737	—	—	—	—	231,737	—	231,737
Procurement payable	2,737,850	—	—	—	—	2,737,850	—	2,737,850
Accrued expenses	1,961,285	—	—	—	—	1,961,285	—	1,961,285
Deposits from customers	43,825	—	—	—	—	43,825	—	43,825
Derivative liabilities	81,241	—	—	—	—	81,241	—	81,241
Other current financial liabilities	670,834	—	—	—	—	670,834	(381,670)	289,164
Due to related parties	—	42,789	—	—	—	42,789	—	42,789
Obligation under financial lease	—	622,020	622,020	622,020	2,827,500	4,693,560	(1,591,650)	3,101,910
Other non-current financial liabilities	—	71,592	4,588	—	—	76,180	(6,907)	69,273
Loans payable	2,924,722	1,793,139	856,839	654,973	830,089	7,059,762	(686,722)	6,373,040
Bonds payable	2,643,553	3,520,261	1,299,951	1,734,671	13,638,300	22,836,736	(7,521,054)	15,315,682

Total	11,610,783	6,049,801	2,783,398	3,011,664	17,295,889	40,751,535	(10,204,210)	30,547,325

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

	Expected maturity as of December 31,
	2014	2015	2016	2017	2018 and thereafter	Total contractual cash flows	Interest value	Carrying amount
December 31, 2013
Short-term loan	1,500,000	—	—	—	—	1,500,000	(151)	1,499,849
Accounts payable—trade	339,310	—	—	—	—	339,310	—	339,310
Procurement payable	3,064,287	—	—	—	—	3,064,287	—	3,064,287
Accrued expenses	2,107,467	—	—	—	—	2,107,467	—	2,107,467
Deposits from customers	49,335	—	—	—	—	49,335	—	49,335
Derivative liabilities	36,903	—	—	—	—	36,903	—	36,903
Other current financial liabilities	788,124	—	—	—	—	788,124	(425,676)	362,448
Due to related parties	—	33,301	—	—	—	33,301	—	33,301
Obligation under financial lease	—	771,409	770,925	763,186	2,821,359	5,126,879	(1,532,767)	3,594,112
Other non-current financial liabilities	11,181	50,294	11,181	11,181	—	83,837	(982)	82,855
Loans payable	2,443,408	1,593,408	1,206,344	634,897	990,941	6,868,998	(80,364)	6,788,634
Bonds payable	2,358,000	320,000	772,000	1,370,000	10,922,850	15,742,850	(101,333)	15,641,517

Total	12,698,015	2,768,412	2,760,450	2,779,264	14,735,150	35,741,291	(2,141,273)	33,600,018

B. CAPITAL MANAGEMENT

The Group aims to achieve an optimal capital structure in pursuit of its business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Group’s debt instruments contain covenants that impose compliance with certain leverage ratios. In addition, the Company’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Group has complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Group’s objective is to maintain its debt-to-equity ratio at a maximum of 2.50 each as of January 1, 2012, December 31, 2012 and 2013.

The Group continues to manage its debt covenants and capital structure based on financial information determined under IFAS.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

As of December 31, 2011, 2012 and 2013, the Group’s debt-to-equity ratio accounts are as follows:

	January 1, 2012		December 31, 2012		December 31, 2013
	Loans and Bonds Payable	Guaranteed Notes Due 2020	Loans and Bonds Payable	Guaranteed Notes Due 2020	Loans and Bonds Payable	Guaranteed Notes Due 2020
Short-term loan—gross	1,500,000	1,500,000	300,000	300,000	1,500,000	1,500,000
Loans and bonds payable—including current maturities—gross	22,172,064	22,172,064	21,923,555	21,923,555	22,611,848	22,611,848
Obligation under finance lease	—	825,836	—	3,374,139	—	3,940,469

Total debts	23,672,064	24,497,900	22,223,555	25,597,694	24,111,848	28,052,317

Total equity	19,206,379	19,206,379	19,389,043	19,389,043	17,173,998	17,173,998

Debt to equity ratio	1.23	1.28	1.15	1.32	1.40	1.63

C. COLLATERAL

The loans of Lintasarta, a subsidiary, which were obtained from CIMB Niaga, are collateralized by all equipment (Notes 8 and 18l) purchased by Lintasarta from the proceeds of the credit facilities. There are no other significant terms and conditions associated with the use of the equipment.

The Company did not hold any collateral as of January 1, 2012, December 31, 2012 and 2013.

37. EVENTS AFTER THE REPORTING PERIOD

a.	On January 3, 2014, the Company made the second drawdown of Rp300,000 from its Syndicated Revolving Time Loan facility with IIF and SMI (Note 18g).

b.

During January, February, March and April 2014, the Company entered into 5, 20, 4 and 3 currency forward contracts with several counter-parties with total notional amounts of US$75,000, US$370,000, US$72,000 and US$40,000, respectively.

c.

As of January 10, 21 and 27 and February 3 and 9, 2014, SKAGEN Funds, a stockholder, reported its ownership in the Company to be 5.50%, 5.47%, 5.46%, 5.43% and 5.42%, respectively, as stated in its letter to OJK on the same dates.

d.

On January 15, 2014, the Company sent a letter to OJK informing the latter about the updated status of the legal case in regard to the allegation of frequency 2.1 GHz misuse by IMM and the Company under a cooperation agreement on broadband internet services (Note 34i).

e.

On January 20 and February 4, 2014, March 4 and April 2, 2014, the Company received the ratings for its Guaranteed Notes 2020 from S&P, Moody’s and Fitch at BB+ (stable outlook), Ba1 (stable outlook), BBB (stable outlook), respectively.

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

On March 11, 2014, the Company received the rating from Pefindo for its local bonds and sukuk at id AA+ (stable outlook) and id AA+(sy) (stable outlook), respectively.

f.

On January 20, 2014, the Company received a letter from Mandiri informing the Company about the further increase in the interest rate of the Revolving Time Loan facility into 1-Month JIBOR + 2.00% per annum. The new interest rate is effective starting January 12, 2014 (Note 14).

g.

On January 23, 2014, the Company received a letter from BCA informing the Company about the further increase in the interest rate of Revolving Time Loan facility and Investment Credit Facility to 1-Month JIBOR + 2.25% per annum and 9.75%, respectively. The new interest rates are effective starting February 28, 2014 (Notes 18c and 18e).

h.

On January 24, 2014, the Company paid the underpayment amounting to Rp110,413 and Rp97,132 of the 2007 and 2008 corporate income tax, respectively (Note 34b). On March 20, 2014, the Company submitted objection letters to the Tax Office regarding this correction on the Company’s 2007 and 2008 corporate income tax amounting to Rp110,413 and Rp97,132, respectively. As of the issuance date of the consolidated financial statements, the Company has not received any decision from the Tax Office on these objections.

i.

On January 30, 2014, BRTI issued a letter to all telecommunication operators, informing them of the details of the 2014 interconnection fee to be implemented by telecommunication operators in Indonesia.

j.	On February 25, 2014, the Company received a letter from BCA approving the extension of maturity of the Revolving Time Loan Facility up to February 10, 2015 (Note 18c).

k.

On February 28 and March 28, 2014, the Company paid the loan principal installments of SEK Credit Facility B and HSBC France’s COFACE and SINOSURE term facilities amounting to US$11,071.43 (Note 18b) and US$10,069.34 (Note 18d), respectively.

l.

On March 14, 2014, the Company entered into an agreement with Merrill Lynch, Singapore to sell the Company’s investment in 239,826,310 shares in Tower Bersama at Rp5,800 per share (Note 12a). The Company subsequently received the proceeds from the sale on March 19, 2014. Hence, the investment in Tower Bersama will be derecognized in the next financial year and the cumulative fair value gain of Rp413,700 recorded in other comprehensive income will be recycled to profit or loss.

m.	During March 2014, the Company received SKPKBs from the DGT on 2010 income tax articles 21, 22, 23, 26 and 4(2) totaling Rp5,401, which were paid in April 2014.

n.

On March 26, 2014, the Company received a letter from the MOCIT informing the Company that its license to utilize the 150.5 EL satellite orbital slot will no longer be extended and such license utilization will cease as of September 1, 2015 (Note 34d). On March 27, 2014, the Company submitted a letter to the MOCIT to request for clarification regarding the basis of its decision and the rules and regulations which the Company has purportedly failed to comply with. As of the issuance date of the consolidated financial statements, the Company has not received any response from the MOCIT.

o.	On April 1, 2014, the Company received dividend income from its investment in ACPL amounting to US$396.8 (equivalent to Rp4,525).

p.

As of April 29, 2014, the prevailing exchange rate of the rupiah to U.S. dollar is Rp11,589 to US$1 (in full amounts), while as of December 31, 2013, the prevailing exchange rate was Rp12,189 to US$1 (in full amounts). Using the exchange rate as of April 29, 2014, the Group earned exchange gain

PT INDOSAT Tbk AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as of January 1, 2012 (Restated), December 31, 2012 (Restated) and December 31, 2013

and for the Years ended December 31, 2011 (Restated), 2012 (Restated) and 2013

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

amounting to approximately Rp643,970 (excluding the effect of revaluing derivative contracts on April 29, 2014) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2013 (Note 36).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2013 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of December 31, 2013 as disclosed in Note 34a are approximately Rp1,376,391 if translated at the prevailing exchange rate as of April 29, 2014.